Form 20-F
period 2002-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2003-06-30
CIK 912958

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F


                ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended                   Commission file
            December 31, 2002                         number 0-22828

                                ----------------

                      MILLICOM INTERNATIONAL CELLULAR S.A.
             (Exact name of Registrant as specified in its charter)

                            GRAND-DUCHY OF LUXEMBOURG
                 (Jurisdiction of incorporation or organization)

     75 Route de Longwy, Box 23, L-8080 Bertrange, Grand-Duchy of Luxembourg
                    (Address of principal executive offices)


        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

          Common Shares, par value $2.00 each, as of December 31, 2002
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section
                             15(d) of the Act: None

    Indicate the number of shares outstanding of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares with a par value of $2.00 each: 48,853,425 as of December 31, 2002
--------------------------------------------------------------------------------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes X           N
                               ---            ---

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                            Item 17         Item 18 X
                                ---             -----


================================================================================

                                Table of Contents

                         ------------------------------


                                                                            Page
                                                                            ----


FORWARD-LOOKING STATEMENTS.....................................................2

CERTAIN TERMS..................................................................2

PART I.........................................................................4
     ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........4
     ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE......................4
     ITEM 3.      KEY INFORMATION..............................................4
     ITEM 4.      INFORMATION ON THE COMPANY..................................12
     ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS................43
     ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................55
     ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........58
     ITEM 8.      FINANCIAL INFORMATION.......................................62
     ITEM 9.      THE OFFER AND LISTING.......................................62
     ITEM 10.     ADDITIONAL INFORMATION......................................63
     ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...69
     ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......73

PART II.......................................................................73
     ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............73
     ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                    HOLDERS AND USE OF PROCEEDS...................73
     ITEM 15.     CONTROLS AND PROCEDURES.....................................73
     ITEM 16.     [RESERVED]..................................................74

PART III......................................................................74
     ITEM 17.     FINANCIAL STATEMENTS........................................74
     ITEM 18.     FINANCIAL STATEMENTS........................................74
     ITEM 19.     EXHIBITS....................................................74

SIGNATURES....................................................................75

                           FORWARD-LOOKING STATEMENTS

     Certain of the statements made in this document may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect", "estimate", "believe", "project", "anticipate", "should", "intend", "probability", "risk", "may", "target", "goal", "objective" and similar expressions or variations on such expressions. These statements appear in a number of places throughout the document including, but not exclusively, "Information on the Company", and "Operating and Financial Review and Prospects". These statements concern, among other things, trends affecting the Company's financial condition or results of operations, capital expenditure plans, the potential for growth and competition in areas of the Company's business and the supervision and regulation of the telecommunications' markets. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors.

     These factors include, but are not limited to:

     o general economic conditions, government and regulatory policies and business conditions in the markets served by the Company and its affiliates;

     o telecommunications usage levels, including traffic and customer growth;

     o competitive forces, including pricing pressures, technological developments and the ability of the Company to retain market share in the face of competition from existing and new market entrants;

     o regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of litigation related to regulation;

     o the success of business, operating and financing initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives, and local conditions; and

     o the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of the Company's investments, ventures and alliances.

     Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Millicom International Cellular S.A. undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in Millicom International Cellular S.A.'s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.


                                  CERTAIN TERMS

     Unless the context otherwise requires, the term "MIC" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand-Duchy of Luxembourg, and the terms the "Company", "we", "us" or `our" refers to MIC and its subsidiaries, joint ventures and affiliates. The term "MIC Cellular" refers to the operations of the Company, excluding those of Tele2 AB (formerly named NetCom AB). Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Company's ownership interest in the licenses for such licensed area. The term "Proportional Subscribers" refers to the Company's share of the total subscribers in an operation. Persons, population and pops data for 2002 have been extracted from the `CIA - The World Factbook' for 2002 for countries where the license area covers the entire country and have been estimated by management for countries where the license area is less than the entire country. Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") and subscriber figures represent the total number of cellular subscribers of systems in which the Company has an ownership interest.

     As a foreign private issuer, the Company is exempt from the proxy rules of
Section 14 under the Securities Act of 1934, as amended (the "Exchange Act"), and the reporting requirements of Section 16 under the Exchange Act.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Information

     The Company reports under International Financial Reporting Standards ("IFRS"). The following tables present comparative information under IFRS and U.S. generally accepted accounting principles ("U.S. GAAP"). The principal differences between the accounting policies applied by the Company under IFRS and U.S. GAAP are discussed in Note 30 of the "Notes to the Consolidated Annual Accounts".

     The following table sets-forth summary financial data of the Company as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The data are based upon the Company's audited consolidated balance sheets as of December 31, 2002, 2001, 2000, 1999 and 1998 and audited consolidated statements of profit and loss for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

     Unless otherwise indicated all financial data and discussions therein in this document are based upon financial statements prepared in accordance with IFRS.


                                               SELECTED FINANCIAL DATA

                         (Prepared under International Financial Reporting Standards) (1) (2)
                           (In thousands of U.S. dollars, except ratios and per share data)

                                                                       Year Ended December 31,
                                                      ------------------------------------------------------------
                                                       2002         2001          2000         1999          1998
                                                      -------      -------      -------       -------      -------
Profit and Loss Statement Data:                                                           (restated)    (restated)
Revenues......................................        605,186      644,570      570,840       552,401      458,978
Operating profit .............................        122,313       92,786      (53,378)       (8,610)     120,835
(Loss) gain from investment securities........       (299,963)     (15,931)     665,262       144,296       73,899
(Loss) profit for the year from continuing
   operations (3).............................       (507,162)    (138,020)     408,468       (32,857)      50,347
(Loss) profit for the year....................       (385,143)    (138,053)     355,388       (42,303)      38,144
Basic (loss) earnings from continuing
   operations per common share................        $(31.08)      $(8.46)      $25.10        $(2.03)       $3.10
Basic (loss) earnings per common share........        $(23.60)      $(8.46)      $21.84        $(2.61)       $2.34
Average number of shares in basic computation
   (4)........................................         16,318       16,314       16,273        16,215       16,217
Diluted (loss) earnings from continuing
   operations per common share................        $(31.08)      $(8.46)      $24.76        $(2.03)       $3.09
Diluted (loss) earnings per common share......        $(23.60)      $(8.46)      $21.54        $(2.61)       $2.35
Average number of shares in diluted
   computation (4)............................         16,318       16,314       16,500        16,215       16,313
Dividends per share...........................          $nil         $nil         $nil          $nil         $nil

                                                                         As of December 31,
                                                     ---------------------------------------------------------------
                                                        2002         2001          2000         1999          1998
                                                     ---------    ---------     ---------    ---------     ---------
Balance Sheet Data:                                                                       (restated)    (restated)
Tangible assets, net.........................          458,933      512,236       577,501      499,579       489,371
Licenses, net................................           84,471      164,541       201,124      173,681       188,863
Investment in securities (5).................          321,926      676,829       816,211      407,978       281,457
Investments in associated companies..........            1,013       52,858             -      139,963         5,020
Total assets.................................        1,203,119    1,870,930     2,112,228    1,639,461     1,563,147
Current liabilities..........................          375,862      469,191       651,034      357,045       383,160
Non-current liabilities......................        1,098,783    1,322,583     1,112,331      983,292       946,154
Minority interest............................           23,733       10,262         7,672        4,295         2,531
Shareholders' equity ........................        (295,259)       68,894       341,191      294,829       231,302


                                          (Prepared under U.S. GAAP) (6)(7)
                           (In thousands of U.S. dollars, except ratios and per share data)

                                                                      Year Ended December 31,
                                                     ---------------------------------------------------------------
                                                        2002         2001          2000         1999          1998
                                                     ---------    ---------     ---------    ---------     ---------
Profit and Loss Statement Data:                                (restated)    (restated)   (restated)    (restated)
Revenues.....................................          415,864      419,542       369,908      257,097       228,888
Operating (loss) profit......................         (33,848)       12,875      (26,373)       15,405       (1,284)
(Loss) gain from investment securities.......        (299,963)     (15,931)       665,262      144,296        73,899
   Profit (loss) for the year from continuing
   operations (3)............................        (330,357)    (126,180)       420,817     (15,697)      (10,516)
(Loss) profit for the year...................        (328,820)    (174,766)       370,573     (27,549)      (17,259)
  Basic (loss) earnings per common share from
   continuing operations.....................         $(20.24)      $(7.73)        $25.86      $(0.97)       $(0.65)
Basic (loss) earnings per common share.......         $(20.15)     $(10.71)        $22.77      $(1.70)       $(1.06)
            Average number of shares in basic
   computation (4)...........................           16,318       16,314        16,273       16,215        16,217
     Diluted (loss) earnings per common share
   from continuing operations................         $(20.24)      $(7.73)        $25.50      $(0.97)       $(0.65)
Diluted (loss) earnings per common share.....         $(20.15)     $(10.71)        $22.46      $(1.70)       $(1.06)
          Average number of shares in diluted
   computation (4)...........................           16,318       16,314        16,500       16,215        16,217


                                                                           As of December 31,
                                                     ---------------------------------------------------------------
                                                       2002         2001          2000         1999          1998
                                                     ---------    ---------     ---------    ---------     ---------
Balance Sheet Data:                                            (restated)    (restated)   (restated)    (restated)
Tangible assets, net.........................          286,372      376,676       399,585      293,960       251,869
Licenses, net................................           20,407      137,910       173,921       92,261       116,190
Investment in securities (5).................          321,905      675,865       816,456      408,213       261,514
Investments in associated companies..........          111,622      131,616        77,130      136,483        54,469
Total assets.................................        1,123,194    1,724,439     1,902,814    1,314,816     1,229,147
Current liabilities..........................          329,055      339,311       485,706      193,681       194,274
Non-current liabilities......................        1,067,508    1,302,088     1,137,637      905,444       877,259
Minority interest............................           23,733       10,262         7,672        4,295         2,531
Shareholders' equity........................         (297,102)       72,778       271,799      211,396       155,083

(1) The figures for 1998 and 1999, prepared under International Financial Reporting Standards, have been restated to reflect retrospective application of IFRS 38.

(2) See Note 30 of the "Notes to the Consolidated Annual Accounts" for certain reconciliations between IFRS and U.S. GAAP.

(3) Under IFRS, the MIC Systems and FORA group of companies have been reported as discontinuing operations in the consolidated financial statements. Under US GAAP, the MIC Systems group of companies, Liberty Broadband Limited (formerly Tele 2 (UK)) in the United Kingdom and Celcaribe S.A. in Colombia have been reported as discontinuing operations.

(4) The average number of shares disclosed above has been adjusted for each year presented to reflect the reverse share split in February 2003 whereby three existing shares of a par value of $2 each were exchanged for one new share with a par value of $6 each. The average number of shares, which is calculated on a weighted average basis, does not include shares held by the Company that have no voting, dividend or other rights while held by their current holders (7,423,767 shares at December 31, 2002).

(5) For the years ended December 31, 1999 to 2001, an amount of $5,027,000 has been reclassified from other non-current assets to investment in securities. This amount corresponds to the Company's investment in Great Universal.

(6) The U.S. GAAP figures for 1998 to 2001 have been restated to reflect the correction of certain errors as described in Note 30 to the consolidated financial statements. The reconciliation between the previously reported net income (loss) and shareholders' equity under U.S. GAAP as of, and for the years ended December 31, 2001 and 2000 and the corresponding restated amounts is presented in Note 30. The U.S. GAAP figures for 1999 and 1998 have been adjusted to reflect the correct application of the equity method of accounting of MIC's joint ventures under U.S. GAAP (see Item 16 in Note
     30). Other restatement items, as described in Note 30, only refer to 2001 and 2000.

(7) As described in Note 30 of the consolidated financial statements, under U.S. GAAP, the Company should consolidate its investment in Great Universal and Modern Holdings. The U.S. GAAP revenues and operating profit (loss) for each of the years presented in the table above do not include the effect of the consolidation. However, the effects of the consolidation on MIC's reported revenues and operating profit (loss) for each of the years ended December 31, 2002, 2001 and 2000 are disclosed in Note 30.

Risk Factors

   General Risks

     We have a history of losses and expect to incur losses in the future, and we may be unable to achieve profitability. We experienced a net loss for each of the years from 1998 to 2002, after excluding gains from investment securities. For the year ended December 31, 2002 we incurred a net loss of $385,143,000. For the year ended December 31, 2001 we made net losses of $138,053,000. For the year ended December 31, 2000 we made net profits of $355,388,000. During 1999 and 1998, we made net losses of $42,303,000 and net profits of $38,144,000 respectively.

     We are not assured of achieving or maintaining profitability in the future, nor are we sure that we will always have sufficient resources to make payments on our indebtedness. Future performance will depend, in particular, on our ability to generate demand and revenue for our services, to maintain existing subscribers and customers and to attract new subscribers and customers. Costs in connection with the acquisition of future licenses and the costs incurred in order to commence and develop operations of cellular and related telecom systems will also affect revenues and profitability. See "Operating and Financial Review and Prospects."

     We have substantial outstanding debt, significant debt service obligations and capital requirements and we are subject to restrictions on the withdrawal of funds. As of December 31, 2002, we had total consolidated outstanding debt and other financing of approximately $1,228,575,000. Of this amount, $967,557,000 represents MIC's indebtedness and $261,018,000 is our consolidated share of the indebtedness of our ventures. Corporate guarantees, cash deposits and standby letters of credit issued at the request of and guaranteed by us secure liabilities of $189,395,000.

     In June 1996, we issued $962,000,000 principal amount of our 13 1/2% Senior Subordinated Discount Notes, or our "Old Notes". The Old Notes were issued at 52.075% of their principal amount and the purchase discount on the Old Notes accreted at a rate of 13 1/2% compounded semiannually from issuance until June 1, 2001. The net cash proceeds from the issuance of the Old Notes after deducting discount and estimated expenses were approximately $483,433,000. The Old Notes began accruing cash interest on June 1, 2001 and thereafter cash interest continues to accrue until maturity on June 1, 2006 at a rate of 13 1/2% per annum, payable semiannually in arrears on June 1 and December 1, commencing December 1, 2001.

     In May 2003, we completed a successful exchange offer and consent solicitation for approximately 85% of the Old Notes and issued approximately $562 million of 11% Senior Notes (the "11% Notes") and approximately $64 million of 2% Senior Convertible PIK (payment in kind) Notes due 2006 (the "2% Notes") in exchange for approximately $781 million in principal amount of Old Notes. We refer to the 11% Notes and the 2% Notes together as our "New Notes". Following the completion of the exchange offer, (after additional repurchases by us and related cancellations of Old Notes with a face value of $44 million in 2002), there remained outstanding Old Notes with a face value of $137,080,000. We refer to our Old Notes and our New Notes together as our "Notes".

     The Old Notes are redeemable at our option, in whole or in part, at any time at redemption prices starting at 106.75% of the principal amount in year 2001 and decreasing to 100.00% in year 2004 plus accrued and unpaid interest at the date of redemption. The New Notes are redeemable at our option, in whole or in part, at any time prior to June 1, 2004 at a redemption price of 102.25% of the principal amount then outstanding and at June 1, 2004 and thereafter at a price of 100% of the principal amount then outstanding, in each case plus accrued and unpaid interest at the date of redemption. In addition, with respect to the 11% Notes, on each of June 1, 2004, December 1, 2004, June 1, 2005 and December 1, 2005 we are required to redeem $17,5000,000 in principal amount of 11% Notes due to an amortization schedule set forth in the indenture governing the 11% Notes.

     Upon the occurrence of a change of control triggering event, which is defined in the indenture related to the Notes as a rating decline and change of ownership, holders of the Notes may require us to purchase all or a portion of the Notes at a purchase price of 101% of the stated principal amount of the Notes, plus accrued and unpaid interest, if any, on the Notes to the date of purchase.

     Under our indentures relating to the Notes we may not incur indebtedness unless the `debt coverage ratio' would be less than 7 to 1. The debt coverage ratio is the ratio of the consolidated principal amount of debt outstanding to four times operating income. As at December 31, 2002 the ratio was 1.2 to 1. If we cease to meet the debt coverage ratio requirement, it may incur debt under several `debt baskets' as set forth in the indentures. External sources of funding are expected to continue to play an important role in our financing. To the extent we may not incur indebtedness we may not be able to repay our existing obligations when they become due.

     Interest and principal payment obligations on such debt impose substantial debt service obligations on us. In addition, we (including certain ventures in which we have interests) are subject to certain covenants and restrictions that pledge certain assets and restrict, among other things, the payment of dividends, the disposition of assets and the use of borrowed funds and require the maintenance of certain financial ratios. Furthermore, if, upon the occurrence of a change of control triggering event, holders of the Notes require us to purchase the Notes at a purchase price of 101% of the accreted value or the stated principal amount of the Notes, as the case may be, we may not be able to meet the obligations, which may cause lenders to accelerate their debt. Our ability to meet our obligations will be dependent upon our future performance and operating cash flows, which will be subject to prevailing economic conditions and to financial business and other factors beyond our control. In addition, we may have to sell certain assets to meet our obligations. There is a risk that the value realized by these sales may be at lower than book value or that lender consent for these sales may be required and that such consent may not be obtained on acceptable terms or at all. Furthermore, we have pledged a portion of our Tele2 AB shares to our creditors. As a result of the above and other factors, our cash position may fluctuate significantly and there is a risk that future cash flows generated will be insufficient to repay all our existing debt obligations as they become due. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     Our ability to receive funds from, and to exercise management control over our ventures is often dependent upon the consent of other participants who are not under our control. Disagreements or unfavorable terms in the relevant agreements could adversely affect our operations. As of December 31, 2002, we participated in 17 cellular ventures in 16 countries. In February 2003, the Company completed the divestment of its operation in Colombia, thereby reducing its participation to 16 cellular ventures in 15 countries. Our participation in each venture differs from market to market and we do not have a controlling interest in some operations. Sometimes, our ability to withdraw funds, including dividends, from our participation in, and to exercise management control over, ventures and investments therein, depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be affected if disagreements develop with venture partners. See "Information on the Company--Overall Business Strategy--Maximize Operating Effectiveness--Retain Operational and Financial Control."

     We rely upon dividends and other payments from our ventures to generate the funds necessary to meet our obligations. The ventures are legally distinct from us and have no obligation to pay amounts due with respect to our obligations, or to make funds available for such payments. Our ventures do not guarantee our obligations. The ability of our ventures to make such payments to us will be subject to, among other things, the availability of funds, the agreement of the venture partner(s), the terms of each venture's indebtedness and applicable local laws. The majority of our operations have entered into financing facilities, some of which are guaranteed by us, which prohibit or restrict the payment of dividends by those ventures to the Company. Claims of creditors of our ventures, including trade creditors, will generally have priority over our claims and the holders of our indebtedness. At December 31, 2002, the total debt and other financing of the Company and each of the ventures, combining 100% of each venture's debt, was $1,289,893,000. See "Information on the Company--Financing of the Company's Business."

     We may face de-listing of our common stock. In January 2003 we faced a de-listing of our common stock from the Nasdaq National Market due to the low level of our stock price and our consolidated negative shareholders' equity. The then imminent de-listing was averted following a reverse stock split in February 2003. We cannot make assurances that the value of our common stock will remain stable and that we will not face de-listing again in the future.

     The terms of our loan agreements could prevent us from selling certain assets, incurring debt or receiving dividends from our ventures. The financing arranged through Toronto-Dominion Securities imposes constraints on the sale of pledged Tele2 AB shares. The number of shares pledged under the new financing agreement is adjusted on a monthly basis based upon the Tele2 class B shares' market value. Tele2 shares pledged are not available for sale to offset any operating losses or to meet our interest or principal payment obligations. As of December 31, 2002, the new financing arrangement was collaterized by 6,184,293 of our Tele2 class B shares. The Notes also impose additional restrictions on the incurrence of debt, the disposal of assets and the payment of dividends by ventures.

     Certain insiders own significant amounts of our shares, giving them a substantial amount of management control. Kinnevik, together with our management, the estate of Jan H. Stenbeck, our former Chairman who passed away in August 2002, and both the 1980 and 1985 Stenbeck Trusts, beneficially own a significant percentage of the outstanding shares of MIC Common Stock. The estate of Mr. Stenbeck is currently in probate in both Luxembourg and Sweden. Three members of our Board of Directors are independent, consequently, this group of insiders, acting together, can exercise control over our management and affairs, including:

     o the composition of our Board of Directors and through it, any determination with respect to our business direction and policies, including the appointment and removal of officers,

     o    the allocation of business opportunities that may be suitable for us,

     o any determinations with respect to mergers, acquisitions or other business combinations,

     o    our acquisition or disposition of assets,

     o    our financing,

     o incurrence of debt, pledge of our assets and the use of proceeds from any debt financing.

     There can be no assurance that the decisions of Kinnevik will be in the best interests of the Company or its shareholders. See "Major Shareholders and Related Party Transactions."

     Due to insufficient equity in MIC, there is a risk the Company may be dissolved. Under Luxembourg company law, all companies must have losses less than half their subscribed share capital. If this is not the case, the shareholders must vote as to whether or not to dissolve the company. As of December 31, 2002, MIC has losses equal to more than half its subscribed share capital. At the Annual General Meeting held on May 27, 2003, the shareholders elected to continue operations for the coming 12 months.

     U.S. investors will be subject to special tax rules if we are considered to be a passive foreign investment company. Special U.S. tax rules apply to U.S. taxpayers who own stock in a "Passive Foreign Investment Company" (a "PFIC") or in a "Foreign Personal Holding Company" (a "FPHC"). There can be no assurance that we presently are not, or will not become, a PFIC. Our status under the PFIC rules for each year depends upon our income and assets from time to time during that year. Our substantial investment in associated companies' securities and other "passive assets", and the decline in the value of our stock, result in a risk that we are a PFIC or could become a PFIC in the future. If we were determined to be a PFIC, then shareholders who are U.S. persons under U.S. tax laws would be subject to special unfavorable tax rules. See "Additional Information--Taxation--United States Investors."

     We have investments whose value may fluctuate over time. As at December 31, 2002, the Company recorded the market value of its investment in Tele2 AB at $265,571,000 (2001: $659,440,000, 2000: $800,070,000). The value of this investment is subject to market fluctuations and may continue to fall.

     Potential dilution of existing shareholders following Old Note exchange. As part of the Old Note exchange completed in May 2003, holders who exchanged Old Notes received 2% Senior Convertible PIK (payment in kind) Notes due 2006. These 2% Notes are convertible at any time into MIC common stock at a conversion price of $10.75. At maturity, the Company has the option to pay all, or a portion of, the then outstanding principal amount of the 2% Notes in cash or in shares of MIC common stock. At the date of the exchange, 2% Notes with a value of $63,714,000 were issued. If they had been exchanged on that date, MIC would have issued 5,926,800 new shares with rounding balances settled through cash payments.

   Risks Related to Our Cellular Telephone Operations

     We face intense competition in the cellular telephone operator market. The cellular systems in which we have interests face competition from the landline telephone networks and other cellular telephone operators in the markets in which they operate.

     We expect that other cellular telephone operators will obtain licenses in some markets, including markets where we do not currently have a licensed cellular telephone competitor. Moreover, additional licenses may be awarded in markets where we already face competition from other communications technologies that are being or may be developed and/or perfected in the future. The cellular telephone systems in each market compete for customers principally on the basis of services offered, quality of service, coverage area and price. Some of our competitors have substantially greater capital resources than we do. Price competition can be significant.

     In addition, new competitors, such as cable companies that are able to leverage their existing networks, may enter the telecommunications markets. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants.

     The cellular telephone operations market is heavily regulated. The licensing, construction, ownership and operation of cellular telephone systems, and the grant, maintenance and renewal of cellular telephone licenses and radio frequency allocations, are regulated by governmental entities in the markets that we service. In addition, such matters and certain other aspects of cellular telephone system operations, including rates charged to customers and the resale of cellular telephone service, may be subject to public utility regulation in the relevant market. Changes in the regulation of our activities, such as increased or decreased regulation affecting prices, the terms of interconnect arrangements with land-line telephone networks or requirements for increased capital investments, could materially adversely affect us.

     We face substantial competition for obtaining and funding new telephone licenses. We are continually seeking additional cellular telephone licenses in new markets, primarily in developing countries. In each new market we face competition for licenses from major international telecommunications entities as well as from local competitors. While we have not typically paid significant amounts for cellular licenses, the competition for the granting of the licenses is increasingly intense. As such, we anticipate that we may have to pay substantial license fees in certain new markets. There can be no assurance that we will be successful in obtaining any new cellular telephone licenses, or if licenses are awarded that they can be obtained on terms acceptable to us. If we obtain further licenses, we may need to seek future funding through additional borrowings or equity offerings and there can be no assurance that such funding will be obtained on satisfactory terms or at all.

     Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products. Fixed network and other system equipment used in the cellular telephone industry has a limited life and must be replaced because of damage or as a result of ordinary wear and tear. As new technologies develop, for example third-generation systems, equipment may need to be replaced or upgraded or a cellular telephone system may need to be rebuilt in whole or in part, at substantial cost, to remain competitive.

     In some of our markets, our licenses and frequency allocations are subject to ongoing review, which may result in modification or early termination. The continued existence and terms of cellular telephone licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination. Some licenses that we had in the past, for example those in Costa Rica and Bombay have been cancelled. While we would not normally expect any of our cellular telephone companies to be required to cease operations at the end of the term of its license or permit, there can be no assurance that licenses will be renewed at all, or on equivalent or satisfactory economic terms. Upon termination, the license and the assets of the cellular telephone company associated with the system may revert to the government or local telecommunications agency, in some cases without any, or adequate, compensatory payment being made to us.

     The current concerns about the actual or perceived health risks relating to cellular phone handsets, as well as the attendant publicity or possible resultant litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations. There have been concerns about the potential negative effect of electromagnetic emissions from handsets on the health of mobile telephone users. There is also some concern that the use of mobile telephone handsets may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risk of mobile communications devices, or press reports about these risks, or any related litigation, could adversely affect us by reducing our subscriber growth rate, subscriber base or average use per subscriber, and could have a negative impact on the market price of our shares. Any such litigation could also have a materially adverse effect on our financial position and results of operations.

   Country Risks

     We operate in some markets that are considered politically unstable, which could negatively affect our operations. As of December 31, 2002, we had interests in cellular telephone licenses in 16 countries around the world and are subject to government regulation in each market. The governments of the 16 countries differ widely with respect to structure, constitution and stability, and some of these countries lack mature legal and regulatory systems. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in each of the markets in which we operate. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. No assurance can be given that factors such as these will not have a material adverse effect on our operations in particular countries.

     We operate in a number of jurisdictions, any of which could effect changes to their laws that could unfavorably affect our financial status. We hold interests in our cellular telephone companies through our subsidiaries and affiliates in various jurisdictions in and outside Luxembourg. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends from the ventures, and tax concessions in certain operations), foreign exchange or otherwise in these jurisdictions will not change. Any such change could have a material adverse effect on our financial affairs and on our ability to receive funds from the ventures.

     Most of our ventures receive revenue that is denominated in the local currency. In the future, any of the countries in which these ventures are located could impose foreign exchange controls, which could restrict our ability to receive funds from the ventures. Most of the cellular telephone systems in which we have interests receive substantially all of their revenues in the currency of the markets in which they operate. We expect to derive substantially all of our revenues through funds generated by the ventures and, therefore, we will rely on the ability of the ventures to transfer funds to us. Although there are currently no foreign exchange controls in many of the countries in which our cellular telephone companies operate which would significantly restrict the ability of these ventures to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, in some countries it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effect of this is likely to be time delays in accumulating significant amounts of foreign currency. In addition, a few countries in which we operate restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that our ability to receive funds from the ventures will not subsequently be restricted.

     Currency fluctuations could reduce the amount of profit and assets that we are able to report. Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings or assets when translating foreign currency into U.S. dollars. A relevant example for the Company during 2002 was the devaluation of the guarani in Paraguay. In the years ended December 31, 2002, 2001 and 2000, we suffered exchange losses of $23,483,000, $17,313,000 and $23,015,000, respectively. To the extent that our ventures distribute dividends in local currencies in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities.

     Potential inflation in local economies may affect some customers' ability to pay for our ventures' services, and it may also adversely affect the stability of the cellular operations market in those areas. Our operations are dependent upon the economies of the markets in which we have interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. We may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for our ventures' services. In addition, these fluctuations may affect the ability of the market to support our existing cellular telephone interests or any growth in cellular telephone operations.

   The Ability of Investors to Enforce Civil Liabilities Under U.S. Securities Laws May Be Limited

     MIC is incorporated under the laws of the Grand-Duchy of Luxembourg. Substantially all of its directors and executive officers are residents of Luxembourg or other countries other than the United States. All or a substantial portion of our assets, and of the assets of such persons are located outside the United States. As a result, it may not be possible for investors in MIC's shares to effect service of process within the United States upon such persons or MIC or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our Luxembourg counsel, Linklaters Loesch, that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute ab intitio.

ITEM 4.  INFORMATION ON THE COMPANY

The Company

     In 2002, we continued to expand our position as a leading developer and operator of cellular telephone services in the world's emerging markets, and made notable progress as an investor in valuable telecommunications' assets. Our operations grew significantly: proportional subscribers, excluding divested operations, increased by 25% and the number of gross subscribers increased by 28%.

     We have evolved from being a purely cellular operator in emerging markets, to being a company that owns a portfolio of high-value telecom assets.

     As at December 31, 2002, we had interests in 17 cellular systems in 16 countries, primarily in emerging markets in Asia, Latin America and Africa. We establish an early presence in most of our markets and seek to be amongst the first in a market to secure a cellular telephone license. As a result, we are one of the leading cellular operators in the majority of our markets. In addition, we provide high-speed wireless data services in five countries and also, as of December 31, 2002, had a 6.8% interest in Tele2 AB, a leading alternative pan-European telecommunications company offering fixed and mobile telephony, data-network and Internet services to approximately 17 million people in 22 countries.

     Our cellular license areas as of December 31, 2002, covered an estimated 391 million persons. Based on our percentage ownership in our operations, we have approximately 301 million cellular equity pops. These figures do not include subscribers in which we have an indirect ownership through our holding in Tele2 AB.

     We have consistently achieved significant revenue and subscriber growth. Since 1997, we have grown our proportional cellular subscriber base, excluding divested operations and El Salvador, at a compound annual growth rate of over 55%. We have increased revenues at a compound annual growth rate of 11%. In 2002 compared to 2001, excluding divested operations and El Salvador, our total cellular subscribers increased by 28% to 4,252,037 subscribers, while revenues increased by 3% to $573,730,000.

     We have organized around three strategic operating entities with continued financial and capital control at the parent level. These operating entities are Sanbao Telecom (Asia), MIC Latin America and MIC Africa.

Recent Developments

     In January 2002, MIC announced the award of a nationwide license to provide GSM wireless telephony in the Lao People's Democratic Republic. In April 2003, MIC announced it had launched GSM services.

     In April 2002, MIC announced it had obtained all the GSM licenses required under the terms of the sale of FORA Telecom to Tele2 AB and would, therefore, receive an additional $30 million payment as specified in the agreement.

     In October 2002, Paktel, MIC's second cellular operation in Pakistan, was granted a modification to its license and was awarded a GSM 900 spectrum.

     MIC completed the disposal of Multinational Automated Clearing House S.A. ("Mach"), the world's largest GSM clearing-house in November 2002, realizing a gain of $87,655,000.

     In December 2002, MIC concluded the divestment of Extelcom, its business in the Philippines, realizing a loss of $35,988,000.

     In 2002, MIC purchased 386,350 of its ordinary shares with a par value of $2 each.

     As of December 31, 2002, MIC had total consolidated debt of approximately $1,228,575,000 which required substantial free cash flows to finance the interest. In addition, there was the risk that the cash flows generated would be insufficient to repay all of the existing debt obligations as they became due. Reflecting the risks involved with our leverage, the market price of the Old Notes had traded significantly below par value. In order to reduce the extent of our payments, on January 21, 2003, MIC made an exchange offer and consent solicitation to bondholders of the Old Notes. On May 8, 2003, MIC announced the closing of this offer with the tendering of approximately 85% of the Old Notes. Under the terms of this exchange, holders of the Old Notes received $720 of our newly issued 11% Senior Notes due 2006 and $81.70 of our newly issued 2% Senior Convertible PIK Notes due 2006 per $1,000 of Old Notes. In addition, in consideration for consenting to certain amendments to the indenture under which the Old Notes were issued, eligible holders who consented to amendments of the indentures of the Old Notes received $50.00 in cash for each $1,000 in principal amount of Old Notes they tendered. Following the successful completion of the exchange offer, MIC has significantly reduced its overall level of indebtedness and interest burden, improved it's near-term liquidity position and created greater ongoing financial and operating flexibility. For example, our interest obligation under the Old Notes was $129,870,000 each year, while our interest obligation under the New Notes is $81,624,000 each year. For a more detailed description of the exchange offer and its terms, see "Item 10. Additional Information - Material Contracts."

     In February 2003, an Extraordinary General Meeting approved a reverse stock split of MIC's issued shares, exchanging three existing shares of a par value of $2 each for one new share with a par value of $6.

     In February 2003, MIC completed the disposal of Celcaribe S.A., its cellular operation in Colombia for consideration of $9,876,000, realizing a gain of $1,819,000.

     Although it is not part of management's long-term strategy to sell Tele2 AB shares, from time to time shares have been sold to help subsidize operations and capital improvements. In the period from January 1, 2003, to June 20, 2003, the Company has sold 1,044,129 class B shares for proceeds of approximately $34 million, reducing its investment in Tele2 AB to 6.1%.

History

     Millicom International Cellular S.A. ("MIC"), a stock corporation organized under the laws of the Grand-Duchy of Luxembourg, was established in December 1990 by two of the cellular industry's early pioneers, Kinnevik and Millicom Incorporated, a Delaware corporation ("Mil-Inc"), to hold certain of their cellular interests in 12 countries. As of December 31, 2002, Kinnevik owned approximately 36% of the existing share capital of MIC.

     Kinnevik is a diversified Swedish investment holding company with principal activities in telecommunications, forestry and packaging materials. In 1988, Kinnevik was awarded a nationwide GSM license for Sweden, which formed the basis for Comviq GSM AB ("Comviq GSM"). Kinnevik also had an interest in a Norwegian GSM license and was the controlling stockholder of Kinnevik Telecommunications International S.A., an international telephone and data communications service provider in Sweden.

     Mil-Inc was formed in 1979 to pursue opportunities in the nascent American mobile telephone industry. In 1982, the U.S. Federal Communications Commission (the "FCC") awarded Mil-Inc one of only three developmental licenses for cellular telephony. Also in 1982, Mil-Inc founded, with Racal Electronics Plc, a joint venture that evolved into Vodafone Group Plc, now the largest cellular telephone operator in the world. The interest in this joint venture was sold to finance Mil-Inc's further development. Mil-Inc, after initially pursuing

U.S. cellular opportunities, decided in 1992 to concentrate on non-U.S. markets, in which licenses generally could be obtained, at that time, without the cost of acquiring interests in licenses awarded by the FCC lottery system.

     From early 1983, Kinnevik and Mil-Inc began jointly applying for cellular telephone licenses internationally. The first successful joint application resulted in the award of a cellular license for Hong Kong in 1983. In 1990, after approximately seven years of co-operation, 12 successful license bids and the establishment of cellular operations in a number of markets, Kinnevik and Mil-Inc agreed to form MIC for the purposes of managing the development of these operations and pursuing new licenses. At the date of formation, the common stock of MIC was owned approximately 49% by Kinnevik and 46% by Mil-Inc. MIC subsequently disposed of the joint venture in Hong Kong to fund its continuing development. See "Directors, Senior Management and Employees."

     MIC's principal executive office is located at 75 Route de Longwy, Box 23, L-8080 Bertrange, Grand-Duchy of Luxembourg, and its telephone number is + 352 27 759 101.

The Merger

     In 1993, it was determined that a merger of Mil-Inc and MIC could accomplish goals sought by both companies.

     Pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated September 21, 1993, as amended, between MIC, MIC-USA Inc ("MIC-USA"), a wholly owned subsidiary of MIC, and Mil-Inc, Mil-Inc was merged (the "Merger") with and into MIC-USA on December 31, 1993 (the "Effective Date"). The outstanding shares of Mil-Inc common stock were exchanged for approximately 46.5% of the common stock of MIC (the "MIC Common Stock"), par value $2.00 per share (exclusive of the additional merger shares described below). Kinnevik held the remaining 53.5% of MIC Common Stock.

     As a result, on December 31, 1993 (the "Effective Date"), the holders of Mil-Inc common stock received approximately 1.287 shares of MIC Common Stock, par value $2 each, for each share of Mil-Inc common stock held (an aggregate of approximately 19,915,328 shares of MIC Common Stock, par value $2 each). In addition, they were granted the non-transferable contingent right to receive a maximum of approximately an additional 0.112 share of MIC Common Stock, par value $2 each, for each share of Mil-Inc common stock held (an aggregate of approximately 1,731,768 shares of MIC Common Stock, par value $2 each), subject to adjustment. These additional shares were due to be distributed to Mil-Inc stockholders in two installments:

     (a) an interim installment, if any, approximately forty days following the Effective Date of the Merger, based upon an audit of certain assets and liabilities of Mil-Inc as of the Effective Date, and

     (b) a final installment, if any, as soon as practicable or on the second anniversary of the Effective Date, based upon the payment after the Effective Date of certain tax liabilities of Mil-Inc.

     As of February 10, 1994, MIC had distributed an aggregate of 923,721 shares of MIC Common Stock, par value $2 each, to former Mil-Inc stockholders as additional merger shares per the distribution agreement (a) above. In October 2001, MIC completed the final distribution of its shares, amounting to 374,521 shares, par value $2 each.

     Immediately prior to the Merger, substantially all of the operations other than the cellular telephone operations and certain related liabilities of Mil-Inc were transferred to Great Universal Inc. ("GU"), a Delaware corporation at that date an indirect wholly owned subsidiary of MIC. Both MIC and GU have separate management, and transactions between GU, both MIC and our affiliates are subject to certain restrictions as described below.

     Following the Effective Date, MIC contributed to the capital of GU an aggregate of 211,864 shares of MIC Common Stock, par value $2 each, calculated at the time of issuance as having an aggregate value of $5,027,473.

   Merger Warrants

     Immediately prior to the Merger, Mil-Inc stockholders received from MIC-USA warrants to purchase from MIC-USA 100% of the shares (3,867,287 shares) of GU Common Stock for a purchase price equal to $1.30 per share (the "Warrants"). The purpose of the warrant distribution was to afford Mil-Inc stockholders the opportunity to participate in the future prospects of such non-cellular businesses and to reduce or eliminate the Company's interests in such businesses in the event the Warrants are exercised. The Warrants are not transferable except in certain limited circumstances. They became exercisable on January 1, 1999 and expire six months after the registration of GU on a public market in the United States, unless extended under certain circumstances (the "Warrant Expiration Date").

     On December 31, 1993, GU and the Company entered into an agreement pursuant to which, as an inducement to the Company to contribute MIC Common Stock to GU, as described above, GU granted to MIC-USA an option (the "Put Option") to require GU to purchase from MIC-USA the shares of GU Common Stock not acquired by exercise of the Warrants. Additionally, the Company granted to GU the option (the "Call Option") to purchase from MIC-USA the GU Common Stock. The purchase price for the GU Common Stock upon exercise of either the Put Option or the Call Option is an amount equal to the difference between the aggregate exercise price of such Warrants ($5,027,473) and the actual aggregate exercise price of the Warrants exercised prior to their expiration. The Put Option and the Call Option are exercisable as to all, but not less than all, of the remaining GU Common Stock for a period of twenty days commencing on the day following the Warrant Expiration Date. GU may pay the purchase price for the GU Common Stock by delivering to MIC-USA that number of the shares of MIC Common Stock which in the aggregate equals the purchase price, based upon the last sale price of the MIC Common Stock as quoted on the NASDAQ Stock Market on the Warrant Expiration Date.

     If all of the Warrants are exercised or all of the shares of GU common stock not acquired by exercise of the Warrants are repurchased by GU, the Company would have no further ownership interest in GU. Certain of the Company's management and shareholders, who became holders of Warrants as part of the Merger, may become shareholders of GU or may participate in the management of GU if they choose to exercise the Warrants. From December 30, 1993, the date the Warrants were issued, until the Warrant Expiration Date, the Company will not consummate a transaction with GU or any of GU's affiliates which involves the sum of $1,000,000 or more unless the Company and GU shall have received an opinion from an independent investment banker that such transaction is on terms at least as favorable as those that can be obtained from an unrelated third party. In the event that the Warrants are not exercised prior to the Warrant Expiration Date, management will evaluate other plans to dispose of GU upon the expiration of the Warrants.

     In June 1999, GU affected a reorganization of GU and its subsidiaries, in which GU was merged with and into Great Universal LLC and operations were spun-off into two separate businesses, being Great Universal Inc. and Modern Holdings (formerly known as XSource Corporation). Great Universal Inc. holds the subsidiaries in teleservices, television and media and specialized electronics industries, and Modern Holdings holds the subsidiaries in the integrated network services industries. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 53% of common shares in Modern Holdings. Following this reorganization and pursuant to the Warrant agreement, each warrant now entitles the holder to purchase one share of Great Universal Inc. common stock and 2.0721 shares of Modern Holdings common stock at an exercise price of $1.30 per Warrant, subject to adjustment. Following this reorganization, the rights and obligations of MIC-USA arising from the Warrants agreement and the Put Option and the Call Option agreement referred to above were assigned to Great Universal LLC. Under the terms of the Merger, Great Universal LLC continues to indemnify MIC against certain contingent liabilities.

     On December 31, 1999, MIC-USA transferred its 100% ownership, and related rights, in GU to Great Universal LLC 1999 Trust. At present, registration statements relating to the shares of Great Universal Inc. and Modern Holdings underlying the Warrants have not yet been filed with the U.S. Securities and Exchange Commission.

     GU is contingently liable for any liabilities in respect of the representations and warranties made by Mil-Inc to the Company under the Merger Agreement and in respect of any United States federal, state and local income tax in excess of $13,544,000 which may be payable by Mil-Inc for 1993 and prior years. Up to September 30, 1995, $5,000,000 of any liability under this indemnification was covered through a Guarantee Agreement dated January 1994 between the Company and Kinnevik (the "Kinnevik Guarantee"). As of September 30, 1995 the Kinnevik Guarantee ceased to be in effect pursuant to its own terms, as GU then exceeded the minimum net equity threshold set forth in such guarantee. See "Major Shareholders and Related Party Transactions."

Business

     Millicom International Cellular S.A. is a leading international operator of cellular telephony services. The Group operates primarily in emerging markets where the basic telephone service is often inadequate and where economic development and change are creating new demand for communication services. MIC has sought to establish an early presence in markets with little or no cellular service by applying for cellular licenses, primarily through joint ventures with prominent local business partners.

     MIC's portfolio of assets currently comprises 16 cellular operations in 15 countries in Asia, Latin America and Africa, covering a population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries and currently has a 6.1% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 17 million customers in 22 countries.

Introduction

     The following table shows certain information for each of MIC's cellular systems as at December 31, 2002. See "Information on the Company - Operations and Investments" for a more detailed description of each such venture.


                                             Estimated     Number of                                                    Total
                                             Population   Subscribers   Approximate                     Start-Up      Number of
                     Method of                   of          as of       Change in                        Date         Licenses
       Market      Consolidation             Area under  December 31,   Subscribers                        of          Granted
                         (6)      Ownership License (1)    2002 (4)       in 2002     System (2)       Operations      For Area
                     -----------  --------- -----------  ------------   -----------   ----------       ----------     ---------
Sanbao Telecom                   (percent)  (millions)                  (percent)
 Cambodia...........      JV        58.4%        12.8           325,264     63%                GSM       March 1997        10
 Lao People's
    Democratic
    Republic........      JV        78.0%         5.8                 -     N/a                GSM       April 2003         4
 Mauritius..........      JV        50.0%         1.2            97,137     10%                GSM         May 1989         2
 Pakistan - Pakcom..       S        61.3%       147.7           344,702     42%          TDMA/AMPS    December 1990         4
 Pakistan - Paktel..       S        98.9%         -             218,536     43%          TDMA/AMPS    November 1990         4
 Sri Lanka .........       S        99.9%        19.6           266,372     54%           GSM/TACS        June 1989         4
 Vietnam (5)......8)       S        40.0%        81.1           686,663     37%                GSM        July 1995         8
 MIC Latin America
 Bolivia ...........       S        100.0%        8.4           410,887     18%          TDMA/AMPS    November 1991         5
 Colombia (Northern
    Region) (3).....       S        95.4%         8.3           249,126     29%          TDMA/AMPS        September
                                                                                                               1994         2
 El Salvador........      INV       70.0%         6.4                 -      -           TDMA/AMPS     January 1993         3
 Guatemala .........      JV        55.0%        13.3           467,620     31%          TDMA/AMPS     October 1990         4
 Honduras...........      JV        50.0%         6.6           326,508     37%          CDMA/AMPS        September         1
                                                                                                               1996
 Paraguay ..........       S        96.0%         5.9           550,109     -3%          TDMA/AMPS      August 1992         5
 MIC Africa
 Ghana .............       S        100.0%       20.2            52,060     46%           GSM/TACS         May 1992         5
 Senegal ...........       S        75.0%        10.6            97,804     12%                GSM       April 1999         2
 Sierra Leone ......       S        70.0%         5.6            13,411     89%                GSM         May 2001         6
 Tanzania ..........      JV        57.0%        37.2           145,838      8%           GSM/TACS S  eptember 1994         5

                                            ----------------------------
 Grand Total........                            390.7         4,252,037
                                            ============================

---------------------------------------
(1) For countries where the license area covers the entire country, population figures have been extracted from CIA-The World Factbook.
(2) "AMPS," Advanced Mobile Phone System, is the analogue standard developed for and used in North America and is used widely throughout the world. "TACS," Total Access Communications System, was initially the standard for the United Kingdom and is now used primarily in other Commonwealth countries. "GSM," Global System for Mobile Communications, is the digital standard developed for Europe. "TDMA", Time Division Multiple Access, is the system most widely used in North and South America.
(3)  Operation sold in February 2003.
(4)  Proportional subscribers as at December 31, 2002 were 3,021,873.
(5) Comvik International (Vietnam) AB ("CIV"), a 80% owned subsidiary of the Company, and Vietnam Mobile Services Co have entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam ("Mobifone"). This revenue sharing agreement, which has a ten-year term from July 1, 1995, provides that CIV will be entitled to receive 50% of Mobifone's net revenues. In October 2000, the revenue sharing agreement was amended and stated that MIC would continue to receive 50% of net revenue in years six through ten of the contract agreement, up from the 40% as per the original agreement.
(6) JV = Joint Ventures. Under IFRS, consolidated using the proportional method of accounting which combines the Company's assets, liabilities, income and expenses with the Company's share of the assets, liabilities, income and expenses of the joint ventures in which the Company has an interest.
     S = Subsidiary. Entities over which the Company has control are fully consolidated.
     INV = Investment in securities. As of December 31, 2001, following a dispute with the local shareholder, the entity was accounted for under the equity method and recorded in the balance sheet under the caption "Investments in associated companies". As of December 31, 2002, this dispute had still to be settled and as management felt it no longer exercised a significant influence in the operation it was considered more appropriate to classify its investment as a non-current asset under the caption "Investment in securities".
     The Company determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence the Company has over the day-to-day operations of the above ventures.

The Cellular Telephone Industry

   Cellular Telephone Industry Overview

     Cellular Telephone Technology. Cellular telephone systems are capable of providing high quality, high capacity voice and data communications to and from vehicle-mounted and hand-held radiotelephones. Cellular telephone systems are capable of handling thousands of calls at any one time and providing service to hundreds of thousands of subscribers in any particular area.

     Cellular telephone technology is based upon the division of a given geographical area into a number of cells and the simultaneous use of radio channels in non-contiguous cells within the system. Each cell contains a low power transmitter/receiver at a base station that communicates by radio signal with cellular telephones in that cell. Each cell is connected by wire-line or microwave to a central switching point or mobile switching center ("switch") that controls the routing of calls and which, in turn, is connected to the public switched telephone network. It is the switch mobility software that allows cellular telephone users to move freely from cell to cell while continuing their calls through a process called hand-off.

     Cellular telephone systems generally offer subscribers the features offered by the most up-to-date wire-line telephone services. Cellular telephone systems are interconnected with both the wire-line telephone network and other cellular networks. As a result, subscribers can receive and originate local, long-distance and international calls from their cellular telephones. Cellular telephone system operators therefore require an interconnect arrangement with the local wire-line telephone companies and the terms of such arrangements are material to the economic viability of the system.

     A cellular telephone system's capacity can be increased in various ways. Increasing demand may be satisfied, in the first instance, by adding available channel capacity to cells through the addition of extra transmitters. When all available channels are used, further growth can be accomplished through a process known as cell splitting. Cell splitting entails dividing a single cell into a number of smaller cells, through the construction of additional base stations, thereby allowing for greater channel reuse and hence increasing the number of calls that can be handled in a given area.

     The Company uses analog and digital technologies that are widely used throughout the world. As analog technology has matured, equipment prices have decreased significantly, enabling the Company to develop its networks in a more cost-effective manner. GSM is a digital standard for cellular telephone systems that the majority of European Union countries have adopted as a common standard. Commercial launch in several European countries commenced in 1992. GSM offers increased value-added services and enables transmissions to be made in encrypted form so that conversations cannot easily be intercepted. The GSM system allows subscribers to use their cellular telephones in any country where the GSM system has been adopted, providing increased mobility and flexibility. In addition to Europe, GSM systems are being used in the Middle East, Australia, India, South Africa, China, Southeast Asia and the Philippines. Advanced Mobile Phone System ("AMPS") is the analog standard developed for and used in North America, and is used widely throughout the world. Total Access Communication System, or Time Division Multiple Access ("TDMA"), is the system most widely used in North and South America and works by dividing a radio frequency into time slots and then allocating slots to multiple calls. TDMA is one of the world's most widely deployed digital wireless systems and it provides a natural evolutionary path for analog AMPS networks, and offers efficient coverage. In the United States, a number of digital standards have been developed and are being deployed in existing AMPS networks. Currently, no one technology has been adopted as the common standard.

     Operating Characteristics. The cellular telephone industry is typically characterized by high fixed costs and low variable costs. Until technological limitations on total capacity are approached, additional cellular telephone system capacity can normally be added in increments that closely match demand and at less than the proportionate cost of the initial capacity. The industry has also seen declining equipment prices in real terms. Once revenues exceed fixed costs, incremental revenues are expected to yield a high incremental operating profit, giving cellular telephone system operators an incentive to stimulate and satisfy demand for service in the market. The amount of profit, if any, under such circumstances is dependent on, among other things, prices and variable marketing costs, which, in turn, are affected by the amount and extent of competition. As competition increases in markets, prices have fallen with the result that revenues and operating profits increase at a lower rate than subscriber growth. In addition, as penetration rates increase there is a tendency for a higher proportion of new subscribers to use prepaid cards. Prepaid subscribers tend to have lower usage than credit subscribers, however, the operating margin is generally higher than with credit subscribers as the risk of bad debt is eliminated and there is no subsidizing of handsets.

   Development of the Cellular Telephone Industry

     Cellular Telephony in Developed Countries. The first cellular telephone systems were introduced in Scandinavia in the early 1980s and experienced modest growth for the first few years. Over the last 10 years, however, cellular telephony has grown rapidly. The majority of developed countries now have cellular telephone service and levels of penetration have increased substantially in these countries. Worldwide subscribers at the end of February 2003 were approximately 821 million according to The GSM Association.

     Given the rapid growth of cellular telephone subscribers in developed countries and high levels of penetration, particularly in large urban markets, the industry is increasingly introducing new technology that will expand capacity and improve service, including the introduction of digital cellular telephone systems and the ability to access the Internet from handsets. In industrialized nations, cellular operators are currently in the process of introducing so-called `third generation' mobile technology that will permit always-on faster access to the Internet and voice and data transmissions.

     Cellular Telephony in Developing Countries. While the cellular telephone industry is well established in the developed world, the cellular telephone industry in the developing world is still in its infancy. The Company believes that cellular telephony has the potential to grow rapidly in developing countries because of the poor quality of the existing wire-line service, the unsatisfied demand for basic telephone service and the increasing demand from users who want the convenience of cellular telephones. In some countries the cellular telephone network provides significantly improved access to the local and international wire-line network compared with the existing wire-line service. In addition, developing countries are expected to benefit both from better technology and lower equipment costs than those at comparable stages of market development in developed countries.

     Wire-line networks involve extensive outside infrastructure in the form of buried or overhead-cable networks, while cellular telephone systems require only minimal construction activities. For developing countries, cellular telephone systems can represent a faster and more cost-effective method of expanding telecommunications infrastructure than traditional wire-line networks.

     The Company's operations are in countries whose economies are in various stages of development or structural reform. Such economies may be subject to rapid fluctuations in growth that may impact the growth of the Company's cellular operations. Penetration rates (the number of subscribers per 100 people) can vary significantly from country to country and are substantially lower in developing countries than in developed countries.

The Company's Activities

   Established in Attractive Markets

     Strong Growth Characteristics. The Company operates its cellular activities mainly in developing markets which it believes offer long-term growth characteristics superior to those in more developed markets due to the lower penetration rates. The economic growth in these markets is characterized by an expanding need for telecommunications services. In addition, this growth is often disproportionately shared by the upper and expanding middle-classes. These demographic groups typically represent the heaviest users of the Company's cellular services and reside in suburban and urban areas where the Company initially provides service.

     Favorable Competitive Environment. The Company has focused on markets that it believes offer a favorable competitive environment. In many of its markets, the Company was the first operator of cellular services, and as a result maintains a first-to-market advantage. These factors contribute to the Company's ability to establish a favorable competitive position within a short period of time. The Company has found that the introduction of competition into a market stimulates the overall growth of that market.

     Lower System Costs and Faster Break-even. The Company has established service in markets that it believes offer compelling potential financial returns and substantial operational flexibility. The Company has historically obtained many of its licenses at little or no cost. Further, licenses in the Company's markets typically require build-out of only the cities where the population density and usage patterns are likely to support a profitable cellular operation. The Company also has benefited from lower overall operating costs (such as rents and personnel related expenses) available in developing markets. These advantages, combined with the favorable competitive environment, generally enable the Company to generate positive operating cash flow at relatively low penetration levels. Historically, the Company's systems have typically generated positive cellular operating profit before depreciation and amortization within 12 to 18 months of start up.

Overall Business Strategy

     MIC's strategy is to build the leading brand in each market by offering low-cost services to its customers. This enables MIC to establish price-leadership, providing a strong base for future growth.

     As a consequence of the rapid growth of its operations, the Company has given greater operating authority to the management of its regional operations in order to evolve the Company into a holding company. The operational separation of the Company's strategic businesses is intended to allow for greater operational focus and increased financial flexibility.

     The Company's strategic objective is to continue to expand its strong position as a developer and operator of cellular systems to a broad set of developing markets. The Company's primary operational objectives are to expand its overall subscriber base through the rapid development and build out of its existing systems and obtain new licenses.

   Continue Rapid Growth

     Expand Strong Market Position. The Company seeks to capitalize on its early market entry and continue its pattern of rapid subscriber growth by adding capacity and coverage to its existing license areas. This growth in capacity and coverage improves the overall effectiveness and reach of the network, which in turn increases market demand for the Company's cellular services. The Company also seeks to leverage its local brand names by expanding its marketing and distribution efforts. The Company seeks to stimulate subscriber growth through a variety of customized pricing plans, reduced costs up front to new subscribers, increased brand awareness and improved products and services.

     Pursue Attractive New License Opportunities. The Company seeks new licensing opportunities in geographic areas that it considers possess attractive market fundamentals. As part of its overall license acquisition strategy, the Company plans to concentrate much of its efforts on markets that it believes offer superior growth prospects and in some instances may also represent areas that are contiguous to markets in which the Company currently operates.

     In seeking new licenses, the Company generally establishes a venture with one or more prominent local business partners to apply for a cellular telephone license. The Company considers that the selection of the local partner, the technical and financial expertise that the Company provides to the license application and the Company's successful track record as an international provider of cellular telephone services are the critical factors for a successful license bid. In most cases, the local partner is instrumental in obtaining the license and maintaining contact with the local telecommunications agency, post office (the "PTT"), or relevant government department or otherwise plays an important role in ensuring the success of the venture company. In some markets, after the award of the license, the local partner continues to take an active interest in the management of the venture.

     Licenses are normally sought through a competitive application process in which the license is awarded on the merits of the application. The Company has generally avoided cash auctions for cellular telephone licenses, but in some circumstances it has paid significant license fees to governments. In addition, in some cases, the Company's ventures pay royalties on revenue or income to governments, and all of the Company's cellular ventures pay interconnect fees to PTT's during the license period. The Company anticipates that in the future it may have to participate in auctions or pay substantial license fees to obtain interests in certain markets. Although the pursuit of cellular telephone licenses is usually highly competitive, the Company's venture companies have been successful in obtaining licenses in preference to other ventures whose participants have often included companies such as Bell Atlantic Corporation, British Telecommunications PLC, Vodafone and other major telecommunications companies.

     Develop Existing Systems. The Company's historical investment approach has been to set up through a venture an initial system covering the central population area (usually the capital or largest commercial city), to develop that system to meet initial demand and then to increase coverage and capacity as demand develops. Once a cellular telephone license has been awarded, the venture establishes an initial operating system. In most cases the Company bears a greater share of funding requirements than its shareholding interest would require. See "Information on the Company -Financing of the Company's Business."

     This approach, which has been adopted in markets such as Sri Lanka, Guatemala and Paraguay, provides a basis for expansion with internally generated funds when bank debt is not possible. In more competitive and well-developed markets or where the license requires greater start-up coverage such as Pakistan, a larger initial equity investment has been necessary to construct larger systems. A larger initial equity investment would also be required if the Company had to pay a substantial license fee.

     Offer New Services. The Company will continue, wherever possible, to offer new services to its customers. These include short-message servicing, voice over Internet protocol and Internet service providers (ISP).

     Maintain Prepaid throughout Company. As of December 31, 2002, the Company operated a prepaid program in all of its cellular ventures. The advantages to the Company are twofold. First, prepaid customers produce lower revenue but eliminate bad debts. Second, prepaid programs have opened up the market for cellular services to customers who are denied access to normal subscriptions due to credit constraints. Further significant levels of demand have been created from business users and those customers who purchase prepaid credits in order to control their overall telephone costs. The launch of a prepaid system has enabled the Company to penetrate new market segments with higher rates of financial returns.

   Maximize Operating Effectiveness

     Leverage Economies of Scale and Synergies. The Company seeks to continue to benefit from the many synergies inherent in its multi-country operation and increasing scale in its existing markets. Such synergies include the sharing of information and experiences about services, technologies and marketing strategies and the negotiation of supply contracts for network and subscriber equipment from major equipment vendors. The Company employs best practices and benchmarking techniques across its systems to continuously develop and improve their performance. Where the Company has systems in contiguous markets, the Company seeks to establish inter-country roaming agreements to enable customers from one market to use their cellular telephones in another market.

     Maintain Strong Regional Management. In 1997, the Company undertook a restructuring of its corporate operations and moved to a regionalized structure, with a regional operating company established to manage the Company's operations in each major region of the world. In 2002, this structure was amended with the elimination of regional offices and the creation of a central office in Singapore for operational matters. Reporting directly to the operational central office, the Company created "Cluster Managers" who were responsible for certain operations. This structure allows the Company to continue to maintain a high degree of co-ordination and cooperation between the various regional companies while providing a degree of regional responsibility that ensures quick and effective local decision-making. The Company employs a matrix management structure in which the managers at the individual venture levels report both to the cluster managers and the operational central office as well as to the Company's head office, based in Luxembourg on matters relating to financial reporting and controls, engineering, corporate development and human resources.

     Retain Operational and Financial Control. The Company actively manages its systems through:

     o    selection and recruitment of local management;

     o development of system business plans in conjunction with local management;

     o development of the cellular telephone network design and expansion plan with local technical management;

     o standardized weekly and monthly reporting and review and an annual budgeting process;

     o supervision and support by the Company's internal auditors and marketing and administrative personnel; and

     o    assignment of Company personnel to the systems.

     The Company seeks to obtain controlling ownership and management positions in its systems. Where the Company holds less than a majority of the shares in an operation, due for example to foreign investment restrictions, the Company manages its operations through the appointment of local management, stockholders' agreements or similar arrangements, special rights with respect to board representation or special voting rights. Such provisions provide the Company with the means to approve or disapprove actions proposed by its partners.

In some cases the stockholders' agreements contain buyout, arbitration or other procedures that can be invoked in the event of a fundamental disagreement among the Company and its partners.

     The day-to-day management of the systems is the responsibility of the local management. In all of the Company's cellular operations, the general manager and other key personnel are appointed by the Company or in co-operation with its partners. In addition, senior management of the systems also typically receive Company stock options as part of their compensation and incentive packages.

     Manage Emerging Market Risks. The Company's management seeks to minimize the currency, customer credit, repatriation of capital and political risks that arise from operating cellular systems in developing markets. To reduce overall exposure to currency movements, the Company bills subscribers in U.S. dollars in certain markets and in many others regularly adjusts the local currency denominated tariffs with changes in U.S. dollar exchange rates. To reduce customer credit risk, the Company engages in a range of techniques including pre-billing, credit card billing and the establishment of preset credit limits. In addition, the Company seeks to utilize advanced anti-fraud software to prevent and control unauthorized use. To reduce repatriation of capital risk, before investing capital the Company obtains agreements, if necessary, from the relevant governments to secure the ability to repatriate capital from local markets. The Company believes that its broad diversification of cellular licenses in countries across Asia, Latin America and Africa reduces the risk to the Company from individual country and currency risks. The Company also selects partners that are established and highly respected business leaders within their local markets in order to help anticipate and manage the potential impact of regulatory and other political changes.

Financing of the Company's Business

     The Company finances its operations at both the operational and parent entity level.

   Operational Level Financing

     The Company finances its operations on a project-by-project basis. Once a license is awarded, the Company makes an initial investment in the form of equity and, in some cases, debt. The system typically is granted between 6 and 12 months to build out its initial cellular telephone network. During this initial phase, the Company frequently supplements its investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by MIC. The Company seeks to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where practicable, the Company endeavors to obtain financing in local currencies and without guarantees from MIC. However, MIC may guarantee such project financing for an initial period until certain performance targets are achieved. As of December 31, 2002, the Company reported total outstanding debt and other financing of approximately $1,228,575,000. Of this amount $967,557,000 represents corporate level indebtedness and $261,018,000 is the Company's share of the indebtedness of its ventures. As of December 31, 2002, the total debt and other financing of the Company and each of the ventures, combining 100% of each venture's debt, was $1,289,893,000, of which $106,606,000 was guaranteed by MIC. Agencies such as the International Finance Corporation ("IFC") and Overseas Private Investment Corporation ("OPIC") have provided such financing, often in consortia with commercial banks. The Company intends to continue to pursue a project-by-project approach to funding its systems. If additional investment is required from the Company, the Company seeks, whenever possible, to fund such investment through shareholder loans from the Company.

     When establishing its systems, the Company has sought and been granted government approval, if necessary, to enable it to distribute dividends to the parent. In addition, although dividends may be subject to withholding taxes, the Company seeks to use tax-efficient mechanisms to repatriate such dividends to the parent without paying additional taxes.

   MIC Level Entity Financing

     At the MIC level, the Company has completed two equity offerings in order to fund its development. In 1994 and 1995, the Company raised approximately $23,200,000 and $72,100,000, respectively, through the sale of new equity.

     On April 25, 1996, the Group signed a seven-year $200,000,000 Bank Credit Agreement (the "Original Bank Credit Agreement") arranged by ABN-Amro Bank and ING Bank. The main part of the facility was used to refinance existing short term credit facilities at the Company level and for investments in existing and new operations and for corporate and interest expenses. The financing was subsequently amended in 1998 and 1999 and secured by a portion of MIC's shares in Tele2 AB. The loan bore interest starting at LIBOR+1.75% but decreasing to LIBOR+1% depending on the amount and value of the security put in place. The facility was subject to the maintenance of various restrictive and financial covenants such as not exceeding a certain ratio of certain consolidated debt to earnings before interest, taxation, depreciation and amortization. This facility was fully repaid on December 14, 2001.

     In June 1996, MIC raised approximately $483,433,000 (after deducting discount and estimated expenses) through a private offering of Old Notes. The Old Notes were issued at 52.075% of their principal amount and the purchase discount on the Old Notes accretes from issuance until June 1, 2001. Cash interest began to accrue on the Old Notes on June 1, 2001 at a rate of 131/2% per annum until maturity on June 1, 2006. The Company undertook the offering of Old Notes to fund the continued construction and expansion of its cellular systems, working capital requirements and operating expenses. In addition, the net proceeds of the offering have been used to fund the acquisition and development of additional licenses or systems and to increase the Company's ownership in its existing systems. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     As of December 31, 2002, MIC had total consolidated debt of approximately $1,228,575,000 which required substantial free cash flows to finance the interest. In addition, there was the risk that the cash flows generated would be insufficient to repay all of the existing debt obligations as they became due. Reflecting the risks involved with our leverage, the market price of the Old Notes had traded significantly below par value. In order to reduce the extent of our payments, on January 21, 2003, MIC made an exchange offer and consent solicitation to bondholders of the Old Notes. On May 8, 2003, MIC announced the closing of this offer with the tendering of approximately 85% of the Old Notes. Under the terms of this exchange, holders who tendered their Old Notes received $720 of our newly issued 11% Senior Notes due 2006 and $81.70 of our newly issued 2% Senior Convertible PIK Notes due 2006 per $1,000 of Old Notes. In addition, in consideration for consenting to certain amendments to the indenture under which the Old Notes were issued, eligible holders who consented to the amendments of the Old Notes received $50.00 in cash for each $1,000 in principal amount of Old Notes they tendered. Following the successful completion of the exchange offer, MIC has significantly reduced its overall level of indebtedness and interest burden, improved its near-term liquidity position and created greater ongoing financial and operating flexibility. For example, our interest obligations under the Old Notes was $129,870,000 each year, while our interest obligation under the New Notes is $81,624,000 each year. For a more detailed description of the exchange offer and its terms, see "Additional Information - Material Contracts."

     In December 2001, the Group entered into an equity swap transaction with Toronto-Dominion Securities for a maximum facility amount of SEK 1,855 million (approximately $175 million as of December 31, 2001) to replace the Original Bank Credit Agreement referred to above. In exchange for the facility, the Group has pledged Tele2 AB class B shares. The facility bears an annual interest rate calculated using the current STIBOR rate plus 2% payable on a monthly basis, and must be fully repaid by November 2004. As of December 31, 2002, $54,638,000 was outstanding under this facility collateralized by 6,184,293 Tele2 AB class B shares. This transaction has been accounted for as a borrowing and the related Tele2 AB class B shares are recorded as pledged securities in non-current assets under the caption "Investment in securities". See "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     A portion of the Company's venture indebtedness is secured by cash deposits and standby letters of credit issued at the request of, and guaranteed by, the Company.

Insurance

     The Company believes that it holds sufficient levels of insurance for the prudent operation of its business.

Operations and Investments

     Millicom International Cellular S.A. is a developer and operator of cellular telephone systems in emerging markets worldwide. The Company, as at December 31, 2002, had interests in 17 cellular systems in 16 countries, in emerging markets in Asia, Latin America and Africa. The Company establishes an early presence in most of its markets and seeks to be the first in a market to secure a cellular telephone license. As a result, the Company is one of the leading cellular operators in the majority of its markets based on market share. As at December 31, 2002, the Company also provided high-speed wireless services in five countries. In addition, the Company also had a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data-network and Internet services to approximately 17 million people in 22 countries.

     The Company has certain other related businesses, including an investment in Tele2 AB. See "Information on the Company - Other Investments."

     Descriptions of the operations of each of the ventures and other related businesses are provided below. The descriptions have been divided into the following sub-sections:

          Sanbao Telecom (Asia), the Company's cellular operations in Asia, comprising Cambodia, Lao People's Democratic Republic, Mauritius, Pakistan, Sri Lanka and Vietnam.

          MIC Latin America, the Company's cellular operations in Latin America, comprising Bolivia, Colombia (divested in February 2003), El Salvador, Guatemala, Honduras and Paraguay.

          MIC Africa, the Company's cellular operations in Africa, comprises Ghana, Senegal, Sierra Leone and Tanzania.

          Other Investments, including the Company's investment in Tele2 AB and its high-speed wireless data services in Argentina, El Salvador, Paraguay, Peru and Cambodia.

                              SANBAO TELECOM (ASIA)

Background

     Sanbao Telecom comprises the Company's Asian cellular telephone operations with interests in seven cellular operations in Cambodia, Lao People's Democratic Republic, Mauritius, Pakistan, Sri Lanka and Vietnam. Sanbao Telecom also operates an international gateway and a high-speed data business in Cambodia. Sanbao Telecom's license areas cover approximately 268.2 million people as of December 31, 2002, with an equity population of approximately 210.7 million.

     Sanbao Telecom operations showed the most significant numerical increase in subscribers of all regions, adding 582,700 net new subscribers during 2002. Sanbao Telecom showed the strongest increase in revenue of all regions in 2002, reporting annualized growth of 14%. Once again the greatest contribution to this growth came from Vietnam, MIC's largest operation. The increase in proportional subscribers was also greatest in Sanbao Telecom at 41%: Cambodia's subscriber base grew by more than 63% on an annualized basis and over 15,000 average monthly gross additions were recorded in Vietnam during 2002. This was the result of a sustained strategy of investment in network infrastructure, provision of innovative services and expanded service offerings. Innovative and competitively priced value-added services, such as SMS chat, logo downloads and information services were introduced in most operations to enhance the basic voice offering and to develop the breadth and depth of the market.

Cambodia

     The Company owns 58.4% of CamGSM Company Limited ("CamGSM"). The remaining 41.6% of CamGSM is owned by a Cambodian company and a private business partner. On April 20, 1996, CamGSM was awarded, for no charge, a 35-year non-exclusive license to operate a nationwide GSM cellular system in the Kingdom of Cambodia, the first such license granted in that country. There have been a total of 10 licenses awarded in Cambodia, of which five are currently in commercial operation.

     The annual charge on the license payable to the Ministry of Posts & Telecommunications of Cambodia for the years 1999 to 2001 is 10% of gross revenue, net of interconnection. This increased to 15% from 2002 onwards.

     Cambodia has a population of 12.8 million and there is currently an unsatisfied demand for basic telephone service. The operation commenced commercial service in Phnom Penh in March 1997, and its operations have been expanded significantly during the last three years to cover five regional capitals as well as all provinces and major towns. In 2002, coverage was extended to a further 36 sites. The operation is currently the only operator with coverage in all provinces and major towns.

     The operation had 325,264 subscribers as of December 31, 2002, an increase of 63% in the year compared with the 199,916 subscribers as of December 31, 2001. As of December 31, 2002 the above number of total subscribers included 320,424 prepaid subscribers, compared with 188,858 at December 31, 2001.

     In January 2001, Wireless Broadband Services were launched commercially following successful trials in late 2000. The operation offers subscribers Internet connections at speeds of up to 1MB/second. The initial service covered three main areas, Phnom Penh, Siem Reap and Battambang. In 2002 the service was expanded to cover 3 major regional cities and further coverage expansion is planned for 2003.

     In November 2000, the Company launched an international gateway, under the name Royal Telecam International Limited ("Telecam"), facilitating both incoming and outgoing international traffic. The license is for 25 years from August 1998, with a possibility of extending it for an additional 5 years. The Company owns 57% of Telecam with the remaining 43% owned by a Cambodian company and a private business partner. The license fee payable is 51% of gross revenues, net of interconnection and accounting/settlement rates. As at December 31, 2002, Telecam had 48,765 incoming users and 16,689 outgoing users.

     In April 2002, Modern Times Group, trading as Royal AsiaOne Limited ("AsiaOne"), was issued a license to operate a broadcast-to-air UHF television station. AsiaOne is owned 100% by CamGSM. AsiaOne operates the Cambodian Television Network ("CTN") with the Ministry of Information. AsiaOne owns 95% of CTN. CTN became operational in March 2003, providing service to 1.5 million people around Phnom Penh, and has built the first purpose-built modern television studio in Cambodia.

Lao People's Democratic Republic

     In January 2002, MIC was awarded a 20-year GSM nationwide license to operate in Lao People's Democratic Republic ("Laos"). The award is for frequencies for a GSM 900 and GSM 1800 network and MIC is developing its services in a joint venture with the Ministry of Communications, Transports, Posts and Construction ("MCTPC"). The Company has a 78% shareholding with the remainder held by MCTPC. Lao People's Democratic Republic has a population of
5.8 million, with one of the lowest mobile phone penetration rates in the world (approximately 1% of population using this service). Operations commenced on April 21, 2003 with coverage in Vientiane, the capital city; and the venture is currently in the process of rolling out its network to other main urban centers, having as a priority Luang Prabang and Savanakhet.

     There are currently three other mobile operators in Lao People's Democratic Republic with a GSM network, two of those started services in 2002, after the monopoly of the first operator (that currently has 75% market share) expired. Amongst the four, Millicom, operating under the brand name Tango, is the first private operator.

     Tango is offering pure prepaid services, matching the lowest prices already existing in the market for airtime and offering cheaper prices than anyone for connections.

     The venture is expecting revenue coming from active subscribers and also from the advantage of being the first venture offering international roaming to visitors coming from countries other than Thailand.

Mauritius

     The Company has a 50% equity interest in Emtel Limited ("Emtel"). A local partner, Currimjee Jeewanjee & Co. Ltd., owns the remaining 50% of the share capital. Emtel's present non-exclusive license, expiring in November 2014, which allows it to operate a cellular telephone system covering the entire island, was granted in January 1989 and the company commenced operations in May 1989.

     Competition from the Mauritius government-owned telecommunication's company commenced during 1996.

     Emtel launched GSM services in November 1999. The TACS network was closed down in April 2002.

     Emtel pays interconnection charges to Mauritius Telecom and pays license fees to the Information and Communications Technologies Authority (ICTA) (Regulatory Authority) based on the number of licenses held and frequencies used by Emtel. Emtel's pricing structure is subject to the ICTA's prior approval. An annual technical know-how fee is payable by Emtel to the Company equal to 5% of Emtel's annual pre-tax profits.

     Mauritian resident companies are generally subject to corporate income tax on their worldwide income at a rate of 25%. Emtel, however, as the holder of a development certificate, is taxed at a rate of only 15% on its business profits. In addition, tax allowances have historically been available to Emtel for capital investments. Investment income, including interest, continues to be taxed at 25%.

     Emtel's subscriber base increased 10% in 2002 to 97,137 subscribers as of December 31, 2002 from 88,416 subscribers as of December 31, 2001. As of December 31, 2002 the above number of total subscribers included 83,555 prepaid subscribers, compared with 74,087 at December 31, 2001.

Pakistan - Pakcom

     The Company had at December 31, 2002, a 61.3% equity interest in Pakcom Limited ("Pakcom"), which has a non-exclusive license granted in early 1990 to operate a cellular telephone system throughout Pakistan. Commercial service was launched in December 1990.

     The license is for a 15-year period and is renewable thereafter at the government's option. The license granted to Pakcom required it to provide cellular telephone services to the major cities of Islamabad/Rawalpindi, Karachi and Lahore within 30 days of the grant, failing which the license was revocable. Pakcom was not able to meet this requirement, although its operations have now extended coverage to the specified cities.

     During 1998, a license for ISP services was granted to Pakcom. Pakcom was also awarded licenses to operate digital services (TDMA) in 1999 and Wireless Data in early 2001.

     Pakcom pays a royalty to the Pakistan Telecommunications Authority at the rate of 1.5% of gross sales revenues (net of interconnect charges paid to the Pakistan Telecommunication Company Limited ("PTCL")). This is payable quarterly in arrears. Regulatory approval is required for Pakcom's tariffs.

     The Company's partners in Pakcom are Grand Canyon Corporation, Arfeen International and members of the Arfeen family (collectively, "Arfeen"), which together own 38.7% of the equity. On January 26, 1999, an amended joint venture agreement was signed.

     There are currently three other cellular telephone operators in Pakistan, Paktel (also owned by the Company), Pakistan Mobile Communications (Private) Limited ("PMCL") and Pakistan Telecommunications Mobile Limited ("PTML"), a subsidiary of PTCL, the local PTT. Although Pakcom and Paktel's original licenses stipulated that no further licenses would be granted during their term, complaints lodged by an unsuccessful applicant resulted in a third license to operate a cellular telephone network being granted to PMCL in 1991. PMCL launched commercial service in August 1994 in Lahore, and has extended coverage to Karachi, Islamabad and other locations. During 1998 a fourth license was awarded to PTML, which launched commercial operations in early 2001.

     In December 2000, the government of Pakistan implemented Calling Party Pays, which means that the recipient of a phone call will no longer pay for that call.

     Pakcom implemented the digitalization of its cellular network and launched TDMA services in Karachi in October 2000. During 2001, digitalization of the network was expanded. Network capacity was added to accommodate the strong growth in subscribers. The coverage of the network was also expanded.

     Following the award of a wireless local loop ("WLL") license in 2000, Pakcom was granted the frequency required to launch high-speed wireless data services. This network has been built and is being run as a Mobile Virtual Network Operator on the frequencies by Telecard.

     In Pakcom, growth in prepaid subscribers from 223,519 to 327,325 (an increase of 46%) has resulted in an overall growth of 42% year-on-year (December 2001 to December 2002), resulting in an absolute increase to 344,702 subscribers as of December 31, 2002, from 242,608 subs as of December 31, 2001.

Pakistan - Paktel

     In November 2000, MIC announced it had acquired a 98.6% shareholding in Paktel Limited ("Paktel"). Paktel was granted a license in early 1990 to operate a cellular telephony system throughout Pakistan. Commercial service was launched in November 1990. During the course of 2001, MIC increased its shareholding to 98.9% through being the sole subscriber to a capital increase.

     The license is for a 15-year period and is renewable thereafter at the government's option. The license granted to Paktel required it to provide cellular telephone services to the major cities of Islamabad/Rawalpindi, Karachi and Lahore within 30 days of the grant, failing which the license was revocable. Paktel was not able to meet this requirement, although its operations have now extended coverage to the specified cities.

     Paktel pays a royalty to the Pakistan Telecommunications Authority at the rate of 1.5% of gross sales revenues (net of interconnect charges paid to the PTCL). This is payable quarterly in arrears. Regulatory approval is required for Paktel's tariffs.

     In April 2001, Paktel commenced to offer prepaid services.

     During 2002, major coverage improvements were achieved. Network capacity was added to accommodate the strong growth in subscribers.

     In October 2002, Paktel's license was modified and it was awarded GSM 900 spectrum.

     In Paktel, growth in prepaid subscribers from 101,661 to 186,591 (an increase of 84%) has resulted in an overall growth of 43% year-on-year (December 2001 to December 2002). This has resulted in an absolute increase to 218,536 subscribers as of December 31, 2002, versus 152,928 subscribers as of December 31, 2001.

Sri Lanka

     The Company has a 99.9% equity interest in Celltel Lanka (Private) Limited ("Celltel"), the remaining equity interest is held by four local individuals holding one share each as at December 31, 2002. Celltel has a non-exclusive license to operate a cellular telephone system covering the island of Sri Lanka that expires in 2008. This license was a renewal of Celltel's initial license that was granted in 1988 and expired in 1995. The present system covers almost all the major towns in Sri Lanka, including the Greater Colombo area, Kandy, Galle, Kurunegala and Nuwara Eliya.

     Celltel launched GSM services during 2000 and has 168,251 subscribers on its GSM network as at December 31, 2002, compared with 82,011 subscribers as at December 31, 2001.

     An annual license fee is payable to the Telecommunications Regulatory Commission of Sri Lanka ("TRCSL") and Celltel also pays interconnection fees set by TRCSL to Sri Lanka Telecom for use of its telecommunications network. Following a previous similar arrangement with the Board of Investment that ran from 1988, Celltel had previously obtained a tax-free holiday for seven years from 1993. In 2000, Celltel was granted Flagship status by the Board of Investment (BOI) and the tax holiday was further extended by an additional eight years from 2000. Celltel has the option of applying for a further five-year extension of the tax holiday.

     Two competitors now associated with Hutchison and Sri Lanka Telecom began operations in Sri Lanka in 1992 and 1993, respectively. A third competitor, which is associated with Telekom Malaysia, received a GSM license in 1995 and has commenced operations.

     Celltel's total subscriber base increased by 54% in 2002 to 266,372 subscribers as of December 31, 2002 from 172,712 subscribers as of December 31, 2001. Included in these numbers are 250,063 prepaid subscribers as of December 31, 2002 compared with 147,805 prepaid subscribers as of December 31, 2001.

Vietnam

     Following our partner's decision to exercise his option to purchase 10% of the operation, the Company currently has a 80% interest in Comvik International (Vietnam) AB ("CIV") with the remaining 20% held by a private business partner.

     In 1994, CIV and Vietnam Mobile Services Co. ("VMS"), a government owned company, entered into a revenue sharing agreement, a Business Cooperation Contract ("BCC"), to operate a nationwide cellular GSM system in Vietnam ("Mobifone"). In May 1995, the State Committee gave final approval for this revenue sharing agreement and the cellular license was issued. VMS owns the non-exclusive license to provide cellular service throughout the entire country. The revenue sharing agreement, which has a ten-year term from July 1, 1995, provides that CIV will be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the BCC received an amended investment license that increased CIV's contribution to the BCC by $15 million and maintained the 50% revenue sharing for the remaining five years of the term of the BCC, to June 2005. In 2001, a further amended investment license was received to increase the BCC's capital by $100 million. Both CIV and VMS committed to contribute an additional capital of $50 million each. Of the additional $65 million additional contribution required under the amended investment licenses $18 million had been disbursed as of December 31, 2002. The revenue sharing agreement expires at the end of June 2005 and at that time legal title to all equipment shall be transferred to VMS at a price of $1. Negotiations are ongoing to extend the life of the revenue sharing agreement for a significant period of time.

     Service commenced in July 1995 and covers all provinces, including the important cities of Hanoi, Ho Chi Minh City and Da Nang. With the additional investment of $50 million following the amended license issued in 2001, CIV has agreed to invest a minimum of $192.8 million in the venture over the term of the license. In 2002, 89 new sites were put into service and the main switching platforms were upgraded to improve the efficiency of the network.

     A new prepaid product, Mobi4U, was launched in 2002, featuring a lower prepaid airtime rate and a daily fee. By December 2002, almost 40,000 customers had subscribed to this package.

     There are currently three other cellular operators in Vietnam; Call-link (launched in May 1992, currently using an analogue DAMPS system, and currently operated by Saigon Post and Telecommunication), Vinaphone (launched GSM services in June 1996 and wholly owned by the government) and Saigon Postal (a business cooperation contract between SK Telecom, LG Telecom and a private Vietnamese company which plans to launch services using CDMA in July 2003). In addition, VNPT has launched an urban cell-phone in Ho Chi Minh City and Hanoi City in December 2002. Vietel, a government-owned operator currently providing Voice Over Internet long-distance services, has also been awarded a GSM 900 mobile communications license but has yet to indicate how or when the license will be used.

     Vietnam has a total population of approximately 81.1 million and there is currently an unsatisfied demand for basic telephone service.

     With the added impetus provided by the launch of prepaid services, Mobifone continues to experience rapid growth and had 686,663 subscribers as of December 31, 2002, an increase of 37% compared to the 499,394 subscribers as of December 31, 2001. As at December 31, 2002, the above subscriber number includes 494,334 prepaid customers compared with the 365,678 prepaid customers reported at December 31, 2001.

                                MIC LATIN AMERICA

Background

     MIC Latin America consists of the Company's cellular operations in Bolivia, Colombia (divested February 2003), El Salvador, Guatemala, Honduras and Paraguay. MIC Latin America's licenses cover approximately 49 million people as of December 31, 2002, with an equity population of approximately 37 million.

     Total operating revenue for MIC Latin America was $277.6 million (excluding El Salvador) at December 2002, which is a 7% decline from the prior year, mainly due to currency devaluations in South America.

     During 2002, all operations implemented measures to control costs to offset lower revenues during the year. Major savings were achieved through a headcount reduction, the discontinuation of handset subsidies, the renegotiation of certain contracts and the restructuring of distribution networks.

Bolivia

     The Company has a 100% equity interest in Telefonica Celular de Bolivia S.A. ("Telecel"). Telecel has a non-exclusive license to operate a cellular telephone system in the whole country, which has an estimated aggregate population of 8.4 million. The license was renewed in September 1996, valid retroactively from November 1995, for a 20-year term. Further renewals are subject to negotiations with the government. Although the license was initially awarded to cover only La Paz, on May 26, 1997, Telecel received an extension of the license to cover the entire country. The license sets limits on subscriber tariff rates and provides for charges on the use of frequencies and a payment of 1% of the monthly net recurring subscriber revenue to be paid to the telecommunications authority. Telecel has entered into both interconnect and calling party pay agreements for each of its license areas.

     Telecel's coverage includes 8 of the 9 districts in the country, including La Paz, Santa Cruz (including Puerto Suarez), Cochabamba, Sucre, Beni, Potosi, Taraija and Oruro.

     In the last quarter of 1996, Societa Finanziara Telefonica s.p.a., the international telecommunications group, began providing cellular service. It also owns a 50% interest in Bolivia's long distance telephone company. In 2000, Western Wireless won a license for GSM that commenced service in 2001. Telecom Italia also operates a GSM network in the 800 Mhz frequency as well as a TDMA network. An additional two frequencies are expected to be offered when third generation services are launched.

     In June 2001, Telecel signed an agreement for additional financing in the amount of $25,000,000 with the IFC and $10,000,000 from the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. This financing bears interest at LIBOR+3.00% and is repayable in installments starting in December 2002 until December 2006. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt to equity ratio. These investments were used to help to fund the expansion and further digitalization of the Group's mobile cellular telecommunications network in Bolivia. As of December 31, 2002, Telecel was in breach of certain covenants on the IFC loan and the balance outstanding has been classified as a short-term liability in the balance sheet.

     In November 2001, Bolivia deregulated its Long Distance market, and Telecel signed a 40-year concession to provide long-distance services. In February 2002, Telecel began offering both National and International Long Distance services. In November 2001, Telecel signed a 40-year concession to provide data transmission services throughout Bolivia.

     Telecel's subscriber base increased 18% in 2002 to 410,887 subscribers as of December 31, 2002 from 348,683 subscribers as of December 31, 2001. Included in these numbers are 387,837 prepaid subscribers as of December 31, 2002, compared with 315,397 as of December 31, 2001.

Colombia

     The Company had a 95.4% equity interest in Empresa Regional de Comunicaciones Celulares de la Costa Atlantica S.A., Celcaribe S.A. ("Celcaribe"), which in March 1994 obtained a non-exclusive license to operate a cellular system in the northern region of the Republic of Colombia.

     The northern region of Colombia has a population of approximately 8.3 million, including the three large provincial capitals of Barranquilla, Cartagena and Santa Marta. These cities are home to three of the country's four major ports.

     In February 2003, MIC completed the sale of its interest in Celcaribe.

El Salvador

     The Company has a 70% equity interest in Telemovil El Salvador S.A. ("Telemovil"), which in July 1991 obtained authority to operate a non-exclusive cellular telephone system in El Salvador. The formal license contract was signed in September 1991. The license is for a 15-year period beginning September 1991. The license is automatically renewable for successive five-year periods after the initial 15-year period in the absence of default by Telemovil. Commercial service commenced in January 1993 and the system currently covers the metropolitan area of San Salvador, including Santa Tecla and the international airport and the most important cities in the eastern and western regions. In May 1997, a prepaid card service was launched.

     The Company has a partner in Telemovil who holds a 15% interest and several other partners who, together, hold an additional 15% interest.

     During the first quarter of 2001, an ongoing dispute arose with MIC's local partners in Telemovil. Due to the nature of this dispute, MIC's management determined that circumstances regarding its investment in Telemovil had changed, so that proportional consolidation was no longer appropriate as of May 2001. Therefore, as of May 2001, the entity was accounted for under the equity method. As of December 31, 2002, this dispute has still to be settled and management no longer feels it is able to exercise significant influence in the operation and therefore believes it is more appropriate to show its investment as a non-current asset in the balance sheet under the caption "Investment in securities". Management hopes that this dispute will be resolved during the course of 2003.

     Telemovil has entered into an agreement with the Company under which the Company is entitled to a royalty of 5% of Telemovil's pre-tax profits for the first ten years after the commencement of operations.

     In the first quarter of 1996, Telemovil signed a $20,000,000 Investment Agreement with the IFC to finance part of the operations for a $45,000,000 two-year expansion program. This finance bears interest at LIBOR+4% and is repayable in installments in the period between July 1999 and January 2003. As of December 31, 2002 approximately $2,500,000 was outstanding. A commitment fee of 0.5% per annum is paid on the unused portion of this facility. In connection with this financing, the Company signed a keep-well agreement which provides inter alia that (i) in the event of a payment default by Telemovil, the Company will provide the necessary funds to Telemovil and (ii) the Company will not sell or otherwise dispose of, or encumber or permit any lien to exist over, any of the voting securities of Telemovil such that the Company would be a less than 51% shareholder of Telemovil.

     In total, there are currently two cellular licenses and one PCS license issued in El Salvador.

Guatemala

     The Company has a 55% effective interest in Comunicaciones Celulares S.A. ("Comcel Guatemala") which has a non-exclusive license to operate a national cellular system. Commercial service was launched in October 1990. The cellular telephone network currently covers most of the country.

     Comcel Guatemala's other stockholders are Miffin Associates Corp., owning 35%, and Arkade International Inc. owning 10%.

     Comcel Guatemala had a concession to operate the 800 Mhz frequency band for 20 years from January 1990 to March 2003. In March 2003, Comcel Guatemala purchased the license to operate the frequency band under an usufruct title, for a period of 15 years ending 2018, which is renewable thereafter. Therefore, the venture has canceled the concession on which it was required to pay royalties to the government. Comcel Guatemala also has the usufruct title for 4Mhz (A' and B') for a period ending 2013, which is renewable thereafter, and a license to offer international long-distance services.

     Comcel Guatemala has entered into interconnect arrangements with Telgua, the former PTT, and with the other 18 operators that offer their services in the country. The interconnect charges are subject to adjustment by mutual agreements between the parties.

     During 1999, an additional PCS license in the 1900 Mhz frequency was awarded, generating a more competitive environment. By the end of 2001, the cellular operators in the country included: Telgua, Telefonica, and Bell South, all three with a nation-wide license.

     Comcel Guatemala is currently expanding the coverage of its network throughout the country along the three major national highways. In June 1997, a prepaid card service was launched. At the end of 1999, Comcel began the process of digitalization of the network from AMPS to TDMA technology. A new prepaid brand, Free, was launched in 2002. The plan has no bills or contracts and uses automatic direct debit agreements to recharge balances.

     As of December 31, 2002, Comcel Guatemala had 467,620 subscribers, an increase of 31% from 358,281 subscribers as of December 31, 2001. Its major growth came from prepaid, obtaining a 52% increase over last year's customer base.

     During the first quarter of 2003, two more cellular licenses were granted to competitors through a bidding process. The licenses allow the purchaser to provide cellular services nationwide.

Honduras

     The Company owns 50% of Telefonica Celular S.A. ("Celtel"), having increased its ownership from 25% in January 2001. Celtel was awarded in 1996 a non-exclusive AMPS cellular license for the Republic of Honduras, which has a population of 6.6 million. The other stockholder is Motorola Inc., which owns 50%. Celtel paid a license fee of $5.1 million to the Honduran government for a ten-year license. The license has since been extended until 2021. An additional fee will be paid in 2006.

     Currently there is no other cellular operator in Honduras. The operation commenced commercial service in September 1996. Competition is expected for year 2003.

     As of December 31, 2002 the operation had 326,508 subscribers compared with the 237,629 subscribers as of December 31, 2001, an increase of 37% in the year. As of December 31, 2002 the above number of total subscribers included 259,156 prepaid subscribers compared with 163,094 as of December 31, 2001.

Paraguay

     The Company owns 96% of Telefonica Celular del Paraguay S.A. ("Telecel Paraguay"). One local partner owns the remaining 4% of Telecel Paraguay. In July 1991, Telecel Paraguay was awarded a license, as a result of a bidding process, by Presidential decree to build, maintain and operate a cellular telephone system and provide cellular telephone services within a 50-kilometer radius of Asuncion, Paraguay's capital and largest city, and commenced operations in August 1992. In addition, in March 1993 Telecel Paraguay's license was extended to cover Ciudad del Este, the second largest city of the country located on the Brazilian border, and began operations there in December 1993. In 1997, Telecel Paraguay's license was extended to cover the entire country. Telecel Paraguay's license was originally for a ten-year period ending 2001 and was not exclusive. In December 2000, the license was renewed for a further five years, expiring in September 2006.

     Paraguay has a free market in term of prices for telecommunication services, only the changes in interconnection charges among cellular networks in Paraguay's tariffs are subject to prior approval from the telecommunications authority. The license arrangements include interconnect facilities to the wire-line network at standard charges. Telecel Paraguay faces limited cross-border competition in Ciudad del Este from a Brazilian operator and a similar situation will occur in Encarnacion from an Argentinean operator.

     In December 1997, Telecel Paraguay was awarded the license for digital PCS. The license covers the whole of Paraguay. The license was renewed in January 2003 for up to November 2007. A second cellular license plus a nationwide PCS license has been awarded to a consortium including Telecom Italia that commenced operations in June 1998. A third PCS license launched services beginning 1999, and a fourth PCS license launched in March 2000.

     2002 was marked by a strong focus on prepaid services, including various attractive plans with low prices. Also, strong price reductions were observed in the market from the difficulty to maintain constant prices in U.S. dollars terms, as well as impact of aggressive competition. A new prepaid brand, Free, was launched. The plan has no bills or contracts and uses automatic direct debit agreements to recharge balances. Currently, some 25,000 postpaid customers have migrated to this plan, resulting in a considerable reduction in billing collection costs.

     In 1998, the government of Paraguay introduced a foreign investment tax incentive program. This initiative reduces the basic rate of income tax by 95% on the incremental profits generated by new capital investment. The program was backdated to January 1, 1997.

     SMS (Short Message Services) were expanded and new value added options now includes chatting facilities, web messaging and premium packages (polls, lotteries and journal advertisements).

     Telecel also provides Broadband and Dial Up Internet services. As at December 31, 2002, Telecel was the third largest Internet provider in the country, out of 14 operators, in terms of subscribers.

     Telecel Paraguay's subscriber base decreased 3% in 2002 to 550,109 subscribers as of December 31, 2002 from 564,512 subscribers as of December 31, 2001. This decrease is largely a result of the serious economic circumstances that have hit the country during the year. Included in these numbers are 489,219 prepaid subscribers as of December 31, 2002, compared with 457,780 as of December 31, 2001.

                                   MIC AFRICA

Background

     MIC Africa consists of the Company's cellular operations in Ghana, Senegal, Sierra Leone and Tanzania. MIC Africa's licenses cover approximately 73.6 million people as of December 31, 2002, with an equity population of approximately 53 million.

     Operating revenue in MIC Africa increased by 15%, reflecting positive trends in Sierra Leone and Senegal during the year. Proportional cellular subscribers increased by 27% to 217,928 at December 31, 2002. The main business driver in Africa continued to be the growth in the number of pre-paid subscribers, which, by December 2002, accounted for 98% of MIC Africa's total customer base.

Ghana

     The Company now has a 100% equity interest in Millicom (Ghana) Ltd. (operating under the trade name "Mobitel"). The Company increased its shareholding from 70% to 100% in late 2002. Mobitel has a non-exclusive license to operate analogue cellular services throughout Ghana and commenced operations in May 1992. Mobitel also has a non-exclusive license to operate GSM cellular services throughout the country and successfully launched its GSM network in June 2002.

     Mobitel's license is of indefinite duration, while it's interconnect agreement with Ghana Telecom, the local PTT, was for an initial five-year period commencing in 1991. Although the interconnect agreement ended February 15, 1996, this has not affected the system's service. The new interconnect rates and settlement terms are in place and are revisited from time to time.

     During 1994 an additional cellular telephone license was awarded to a competitor. This license holder commenced commercial operations in 1995. A third license was awarded in 1996, with service commencing in November 1996, and a fourth operator commenced operations in January 2001.

     Mobitel currently operates in Accra, Tema, Kumasi, Obuasi, Takoradi, and Tamale. Further expansion is planned for mid-2003.

     As of December 31, 2002, Mobitel had a total of 52,060 subscribers, representing an increase of 46% from 35,706 subscribers as of December 31, 2001. As at December 31, 2002, the above subscriber numbers include 50,516 prepaid subscribers, an increase of 51% compared with the 33,517 prepaid subscribers as at December 31, 2001.

Senegal

     In July 1998, SentelGSM, a company owned 75% by the Company, was awarded a nationwide GSM license for The Republic of Senegal. The Company's partner, owning the remaining 25%, is a local businessman.

     The non-exclusive license, awarded for a period of 20 years, renewable every five years thereafter, required no initial payment. However, there is an annual administrative fee of approximately $85,000. The other cellular license in the country, operated by Sonatel Mobile, a branch of Sonatel, the local privatized PTT, commenced operations in September 1996. Currently, Sonatel is owned 40% by France Telecom. A third license is currently in the process of being granted.

     The population of The Republic of Senegal is approximately 10.6 million people. The venture commenced operations in April 1999 with only a prepaid product.

     As of December 31, 2002, the operation had 97,804 subscribers, an increase of 12% over the 87,143 subscribers reported at December 31, 2001.

Sierra Leone

     In July 2000, the Company was awarded, through its subsidiary Millicom Sierra Leone Limited ("MSL"), a nationwide license to provide GSM cellular telephony in Sierra Leone. The license expires in August 2015. The Company owns 70% of MSL.

     Sierra Leone has a population of 5.6 million, with an estimated fixed-line penetration of only 0.0024%. Initially, MSL has rolled-out the operation in Freetown, the capital, with a population of 1.5 million. It commenced operations in late May 2001 and operates a purely prepaid service.

     MSL introduced a Friends & Family service, giving a discount on a customer's five most frequently called numbers, together with a similar service for corporate customers giving discounted rates for international calls to the five most called countries. These initiatives both proved very successful in 2001 and 2002. The company also offers Closed User Group to many major organizations and associations, most notably the Medical Association of Sierra Leone. During 2002, MSL offered a joint promotion with Sierra Leone Commercial Bank, whereby potential mobile users can get a loan from the bank to buy a handset and connection from MSL, this proved to be a big success.

     As at December 31, 2002, the operation had 13,411 subscribers, an 89% increase from December 2001.

Tanzania

     MIC Tanzania Limited ("MIC Tanzania") was awarded a non-exclusive 15-year license in November 1993 to install and operate a cellular telephone network in the United Republic of Tanzania by the Tanzania Posts & Telecommunications Corporation ("TP&TC") following a formal tender process. Service became operational in September 1994.

      TP&TC was subsequently restructured to form Tanzania Telecommunications Company Ltd. ("TTCL"), Tanzania Communications Commission and Tanzania Posts Corporation. The Company owns a 57% equity interest in MIC Tanzania. TP&TC originally owned 25% of the equity interest that was transferred to TTCL during the restructuring process. This 25% interest was transferred to the Treasury Registrar in 2000. Ultimate Communications Ltd., a private Tanzanian company, owns 14%. The remaining 4% was scheduled to be transferred to TTCL on the transfer of TTCL's regional licenses to MIC Tanzania in 1997. The conditions of this transfer were not complied with by TTCL and the shares, although fully paid, have not yet been issued.

     The initial cost of the license was $250,000 with an additional $696,000 paid in 1997 following a dispute as to whether the original license was for nationwide coverage. On an annual basis MIC Tanzania pays a royalty of 5% of airtime revenue and a license fee dependent upon the number of cell sites. The license was re-issued in 2001 with additional frequency ranges.

     Under the interconnect agreement, MIC Tanzania pays interconnect charges at the standard rate. In December 1995, the interconnect agreement was modified; a "calling party pays" system was implemented by which MIC Tanzania no longer charged its subscribers for incoming calls but collected revenue from TTCL instead. The basis for charging interconnected traffic was disputed by TTCL from January 1, 1999. In January 2001, this dispute was settled in favor of MIC Tanzania and the dispute resolution documents were registered in the High Court of Tanzania. Despite these documents, TTCL continued to refuse to pay components of the interconnect and at December 31, 2002, approximately $13,000,000 is contested by TTCL and in court proceedings. MIC Tanzania has won a court injunction for TTCL to settle this amount. Currently, this remains unpaid and subject to appeal processes.

     MIC Tanzania originally launched services using TACS technology. In September 2000, MIC Tanzania launched a new GSM network that is being operated concurrently with the original TACS network. Under the terms of a new license issued in September 2001, MIC Tanzania may continue to operate the TACS network. MIC Tanzania currently provides coverage to Dar es Salaam and the surrounding area, Zanzibar and significant parts of the country. MIC Tanzania plans to add eight new coverage sites and increase capacity in main regional centers.

     A competitor, Tritel, began operations in December 1995 but was unable to expand business in line with the investment requirements. Being unable to face its financial commitments under its license, Tritel stopped operations by the end of 2002. In 1999 and 2000, three new licenses were issued, of which one, Zantel, commenced operations on the island of Zanzibar in 1999. In 2000, Vodacom commenced operations and have rapidly built-out their network to provide coverage in most of the areas covered by MIC Tanzania. TTCL was privatized in February 2001 and launched its own cellular operation through its subsidiary Celtel in November 2001. Vodacom is now market leader in subscribers and revenues following large network coverage roll out. Celtel and MIC Tanzania have an equivalent proportion of the remaining subscriber base. Zantel has not expanded its network on Tanzania mainland and for that reason, remains marginal in terms of market share, but operates its own international gateway.

     MIC Tanzania is an approved enterprise under the Tanzania Investment Act, 1998, for a period of five years ending on December 31, 2003. Consequently, MIC Tanzania can import equipment tax-free and can set-off any capital expenditure against its taxable income in the year in which such expenditure is incurred.

     Further to the GSM network roll out, MIC Tanzania also introduced a number of new value added services that further strengthened its position as the leading innovator in the market.

     As of December 31, 2002 MIC Tanzania had 145,838 subscribers, including 140,265 prepaid, an 8% increase over the 134,578 subscribers as of December 31, 2001, including 131,237 prepaid subscribers.

                                OTHER INVESTMENTS

Tele2 AB (formerly named NetCom AB)

     In January 1994, the Company obtained an option to acquire 20% of Comviq GSM when Comviq GSM significantly increased its share capital. The Company determined not to exercise its pre-emptive right to maintain its 20% equity interest, which it previously owned, upon the increase in share capital and converted its equity interest into an option to purchase from the other shareholder, Tele2 AB (then known as NetCom, and previously known as NetCom Systems AB), previously a subsidiary of Kinnevik, an interest equal to 20% of the equity interest of Tele2 AB in Comviq GSM at the time the option was exercised.

     In September 1996, the Company exchanged its option to acquire 20% of Comviq GSM in return for shares in Tele2 AB. The value of the consideration received by the Company represented the difference between the value of 20% of Comviq GSM at the date of the exchange and the exercise price of the Company's option in Comviq GSM at the date of the exchange. The exercise price of the option was equal to 20% of the total equity of Tele2 AB in Comviq GSM (calculated at the time of the exercise of the option) plus an annual rate of return, related to the level of the Stockholm Inter-Bank Offering Rate ("STIBOR"), on such equity contribution. In addition, if the Company had exercised the option, the Company would have been obligated to assume its pro rata share of existing indebtedness and guarantees of Comviq GSM. There was no cash consideration in the exchange transaction between the Company and Tele2 AB and after the transaction the Company owned 7.65% of the fully diluted shares of Tele2 AB. In March 1997, the Company's ownership in Tele2 AB was diluted to 7.5% following an equity offering in which it did not participate.

     The Company initially accounted for its interest in Tele2 AB at a value of $87,343,000, the value established at the time of the exchange transaction. Between April 1998 and February 2000, the Company sold part of its investment, leaving a net investment of 4.9%, realizing proceeds of $129,451,000 and a net gain of $98,157,000. In 2001 and 2002, the Company sold additional shares for proceeds of $125,195,000 and $167,238,000, respectively, realizing a net loss of $15,931,000 and $168,818,000, respectively. In 2002, MIC also recognized an other-than-temporary loss of $119,138,000.

     In July 2000, the Company announced it had accepted an offer from Tele2 AB for the share capital of Societe Europeenne de Communication S.A. ("SEC"). In the deal, Tele2 AB offered to exchange 11.5 SEC shares for one Tele2 AB share. The Company exchanged its SEC shares on September 27, 2000. After the exchange, the Company held 13.7% of the issued share capital of Tele2 AB.

     The Company's investment in Tele2 AB is carried at its market value.

     Tele2 AB is the leading pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the names Tele2, Tango and Comviq to approximately 17 million people in 22 countries as at December 2002. In addition, Tele2 AB operates Datametrix, which specializes in systems integration; 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing services; C cubed, offering branded prepaid calling cards. Tele2 AB also offers cable television services under the Kabelvision brand name.

     Tele2 AB's Nordic operations cover Sweden, Norway, Denmark and Finland. Tele2 AB provides cellular services in Sweden, while Denmark, Finland and Norway are primarily fixed telephony operations. In October 2000, Tele2 AB became the first mobile virtual network operator in Denmark. Tele2 AB has also been awarded UMTS licenses in Sweden, Norway and Finland. During 2002, Tele2 AB reached agreement for a Mobile Virtual Network Operator ("MNVO") in Norway, which is intended to be launched during 2003.

     The Baltic and Eastern Europe operations cover the Baltics, Poland, Russia and the Czech Republic. These are chiefly cellular operations. Tele2 AB intends to launch fixed-line services in Poland during 2003.

     In central and southern Europe, Tele2 AB provides fixed telephony services in Germany, the Netherlands, Switzerland, Austria, Belgium, Luxembourg, Liechtenstein, France, Italy and Spain. In addition, Tele2 AB will launch fixed-line services in Portugal, of which services were launched in Spain in 2001. In addition, Tele2 AB provides cellular services in Austria, Luxembourg, Liechtenstein, the Netherlands and Switzerland.

     In the fourth quarter 2001, Tele2 AB purchased MIC's cellular operations in Russia.

     As at December 31, 2002, Tele2 AB had approximately 17 million subscribers, an increase of 12% compared with the previous year. Of these, approximately 11.4 million are fixed-line telephony and Internet subscribers and 5.0 million are cellular subscribers.

     Tele2 AB is listed on the Stockholm Stock Exchange under TEL2A and TEL2B, and on the NASDAQ Stock Market under TLTOA and TLTOB.

     As at December 31, 2002, the Company held 6.8% of Tele2 AB with a market value of $265,571,000.

Argentina

     In November 1998, the Company announced the award of a fixed wireless license to provide data communication and value-added services in Argentina. Millicom Argentina SA, in which MIC has a 65% equity interest, launched services in May 2000. The license covers the six largest cities in Argentina, covering approximately 90% of the urban population. The Company is focused on providing Internet and communications for bandwidth intensive applications such as high-speed data transmission and Internet access to small, medium and large sized businesses and home office workers.

     During 2002, Argentina had to adjust its operation to face the difficulties from the Government's debt default and currency devaluation of about 200%. The service has now strong demand from corporations seeking lower cost data connections, which replaces fiber optic or dedicated links.

     During 2002, Millicom Argentina obtained a license to offer mobile services under a Mobile Virtual Network Operator concept, meaning that it could launch cellular mobile services using existing mobile networks. There is no obligation for existing operators to open their networks to the Company.

     As at December 31, 2002, Millicom Argentina had 4,462 subscribers, a decrease of 6% over the reported 4,757 subscribers as at December 31, 2001.

Paraguay

     MIC was granted a nationwide license in August 1999 to provide data and image transmission through two local frequencies of 2.4 GHz to 3.5 GHz in a 100 MHz bandwidth. The service began operating in May 2000. As at December 31, 2002, there were 3,882 subscribers, an increase of 35% over the reported 2,879 subscribers as at December 31, 2001.

     2.4 Mhz operators are offering strong competition in the home sector, particularly with a joint offer of cable TV services. A second 3.5 Mhz operator is present in the market since 2002, who also operates the second TDMA network nationwide.

     Telecel services are widely used by mission critical applications, like bank branches, automated telling machines and supermarkets.

Peru

     In June 2000, the Company announced it had been awarded a nationwide license to provide wireless data, Internet access and fixed telephony services in Peru. The license covers the main nine cities and is valid for a 20-year period with renewal for a similar period. The frequency award is one of three license awards of this type in Peru. The Company is focused on providing Internet access and communications for bandwidth intensive applications such as high-speed data transmission and Internet access to businesses and home office workers. Services were launched in January 2001 in Lima and now cover Chiclayo and Trujillo. As at December 31, 2002, the operation reported 2,891 subscribers.

     The Company and the Peruvian government subscribed in May 2002, a concession agreement to provide long-distance (domestic and international) carrier services. The concession area comprises the following cities; Ancash, Arequipa, Ica, La Libertad, Lambbayeque, Lima and the constitutional province of Callao as well as signals abroad. The concession agreement is for a term of 20 years with renewal for a similar period or partial renewals for five years, not to exceed 20 years.

     In 2003 voice services will be initiated within Lima, using the IP architecture of the existing wireless network.

Other licenses

     The Company has been actively pursuing further licenses in countries where it has existing cellular networks and strong brand recognition. A commercial wireless license has also been awarded in Venezuela, however, the Company has never commenced providing services in Venezuela.

Capital Expenditures and Divestitures

     The Company's capital expenditures, acquisitions and divestments and sources of funding for fiscal 2002, fiscal 2001 and fiscal 2000 are as follows:

     From 2000 to 2002, inclusive, the Company has made the following investments/divestments in operations:

   Investments

     2002:

     In November 2002, MIC acquired the remaining 30% shareholding in Millicom (Ghana) Limited at a cost of $500,000.

     During 2002, MIC increased its ownership in Celcaribe, its cellular operation in Colombia, through partial repayment of their debt, which was treated as a capital increase, and through a capital increase to 95.4% as of December 31, 2002. MIC subsequently sold its interest in Celcaribe in February 2003.

     In 2002, the Company invested $500,000 in its new venture in Lao People's Democratic Republic.

     2001:

      In the first quarter of 2001, MIC increased its shareholding in Celtel Honduras from 25% to 50%.

     In May 2001, 19,650 shares in Telemovil, MIC's cellular operation in El Salvador, were put to the Company for a price of approximately $29.2 million. This increased MIC's interest in Telemovil to 70%.

     In March and September 2001, certain shareholders in Celcaribe, the operation in Colombia, put a total of 6,320,262 shares to MIC for a consideration of $20.1 million. In addition, MIC contributed to a capital increase in Celcaribe. As a result of the above, as at December 31, 2001, MIC's ownership in Celcaribe had increased to 92.7% from 73.2% at December 31, 2000.

     2000:

     In January 2000, MIC invested $10 million in Modern Holdings (formerly known as XSource), a subsidiary of Great Universal, in the form of a convertible promissory note. In February 2000, these notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of XSource. At December 31, 2002, the value of this investment has been reduced to $2,950,000.

     In March and September 2000, certain shareholders in Celcaribe, the operation in Colombia, put a total of 6,438,970 shares to MIC for a consideration of $17,560,000. In addition, MIC contributed to a capital increase in Celcaribe. As a result of the above, as at December 31, 2000, MIC's ownership in Celcaribe had increased to 73.2% from 41.6% at December 31, 1999.

     In November 2000, MIC acquired a shareholding of 98.6% in Paktel, in Pakistan.

   Divestments

   2002:

   Following the sale of the Company's interest in FORA Telecom BV during 2001, as described below, during 2002 MIC obtained the necessary GSM licenses and therefore received an additional $30 million proceeds in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The credit realized on these less costs incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

   In July 2002, MIC's partner in its cellular operation in Vietnam exercised his options to purchase 10% of the share capital of the company. MIC has recognized a gain of $16,603,000 on this transaction.

   In September 2002, MIC sold its interest in its cellular operation in the Democratic Republic of Congo recognizing a loss of $21,000.

   In September 2002, the Group sold its 100% interest in Liberty Broadband Ltd. (formerly known as Tele2 UK) recognizing a loss of $10,294,000.

     In May 2002, MIC sold a 17% interest in MIC Systems BV to Kinnevik for a total consideration of $17,000,000 in order to make a repayment on the Toronto-Dominion financing. In November 2002, MIC then sold its remaining 83% interest in the subsidiaries of MIC Systems BV for a total consideration of Euro 95 million, approximately $97,000,000. These proceeds were mainly used to meet our interest obligation on the Old Notes.

     In December 2002, MIC completed the sale of its cellular operation in the Philippines for a nominal sum, realizing a loss of $35,988,000.

     During the course of 2002, MIC sold 8,743,110 Tele2 AB `B' shares, recognizing a loss of $168,818,000. The proceeds were used to both make repayments on the Toronto-Dominion financing and to meet our interest obligation on the Old Notes.

     2001:

     During 2001, MIC sold 3,513,000 Tele2 AB class B shares realizing net proceeds of approximately $125.2 million, giving an approximate net loss over the average book value of $15.9 million.

     In November 2001, the Company sold 100% of its interest in FORA Telecom BV, its Russian Cellular telephony operations to Tele2 AB. The agreement called for $80 million of Tele2 AB class B shares, (corresponding to 2,461,449 Tele2 AB class B shares), to be exchanged for the assets plus a maximum of an additional $30 million depending on the outcome of GSM license applications for three of MIC's existing cellular telephony operations in Russia. Upon execution of the sale agreement, MIC agreed to assign deposits held for loans by Banque Invik and waived all intercompany balances between the segment and the Company. The total disposal resulted in a $6.7 million non-cash gain recognized in 2001.

     In September 2001, the Company sold its 24.5% investment in SkyCell Communications Limited, the Indian cellular company operating in Chenai (formerly known as Madras), to Bharti Tele-Ventures Limited. The sale resulted in a $28.4 million gain on the disposal.

     2000:

     In July 2000, the Company announced it had accepted an offer from Tele2 AB for the share capital of SEC. In the deal, Tele2 AB offered to exchange 11.5 SEC shares for one Tele2 AB class B share. The Company exchanged its SEC shares on 27 September 2000, realizing a book gain of $609,941,000.

     In February 2000, the Company sold part of its investment in Tele2 AB for $65,434,000 reducing it's holding from 5.77 % to 4.9 %, realizing a $55,321,000 capital gain.

     Set-out below is a table reflecting the Company's sales of its interests in cellular systems and certain related information at the time of the sales in 2002, 2001 and 2000.

     Capital Expenditure

     The Company's capital expenditure in the last three years by geographical region has been as follows:

U.S. $000s                           2002              2001             2000
                                   -------           -------          -------
Asia...........................     40,006            67,000           55,932
Latin America..................     76,616            81,612          122,367
Africa.........................     16,248            18,411           18,701
Europe.........................      2,948             5,260            4,837
Russia.........................          -             7,238            7,109
                                   -------           -------          -------
                                   135,818           179,521          208,946
                                   =======           =======          =======

     The main expenditures were for the introduction of digitalization in Latin America, Sanbao and Africa and the expansion of existing networks both in terms of areas covered and capacity.

     During the course of 2003, the Company has continued to invest in its operations. The main areas of capital expenditure are the expansion of networks into areas not yet covered and the increase in capacity of existing networks. In the period to March 31, 2003 the following amounts were approved by the board of directors in respect of each of these categories:


                                Network      Network
U.S. $000s                     expansion     capacity        Other         Total
----------                     ---------     --------       ------        ------
Latin America...............        875         8,777          129         9,781
Sanbao......................      4,675         5,708          931        11,314
Africa......................      3,993           980          552         5,525
                                  ------       ------        -----        ------
Total.......................      9,543        15,465        1,612        26,620
                                  =====        ======        =====        ======

     In addition to the above amounts, approval has been given for the purchase of equipment in each region to up-grade and improve billing systems and office equipment. It is anticipated that the above amounts will be spent over the coming 12 months. The majority will be financed through suppliers, with some being backed by a Company guarantee or stand-by letter of credit.

Gain and Loss on Exchange, Disposal and Write-down of Assets

                                                    Approximate                   Debt
                                                     Population                Assumed by   Number of
Market                                 Ownership      Covered        Price     Purchaser   Subscribers  Date of Sale
---------------------------------    ------------   -----------   ----------- -----------  -----------  -------------
                                     (percentage)    (millions)  ($ millions) ($ millions)
                                                                                                           05/02 and
MIC Systems......................         100%             -        114.0          nil               -         11/02
Democratic Republic of Congo.....        50.9%          55.2          1.5            -               -         09/02
Philippines (i)..................        40.0%          84.0       nominal        29.5 (ii)     29,896         12/02
                                      From 20% to
Russia...........................        100%           47.5         80.0           -          236,516         11/01
India - Madras...................        24.5%           5.7         21.1           -           99,023         09/01

(i) The Company had an additional beneficial ownership of 7.9% through intermediary holding companies.

(ii) The debt figure above is 100% of the operation's external debt.

Organizational Structure

     Below is a list of MIC's significant subsidiaries and joint ventures as of March 31, 2003, including the name, country of incorporation or residence and proportion of ownership interest.

                                                                                 Proportion of
                                                                                   ownership
Name                                               Country of residence             interest
------------------------------------         --------------------------------    -------------
Cam GSM Company Limited                      Cambodia                                 58.4%
Royal Telecam International Limited          Cambodia                                 57.0%
Millicom Lao Co. Ltd.                        Lao People's Democratic Republic         78.0%
Emtel Limited                                Mauritius                                50.0%
Pakcom Limited                               Pakistan                                 61.3%
Paktel Limited                               Pakistan                                 98.9%
Celltel Lanka Limited                        Sri Lanka                                99.9%
Comvik International (Vietnam) AB            Vietnam                                  80.0%
Millicom Argentina SA                        Argentina                                65.0%
Telefonica Celular de Bolivia SA             Bolivia                                 100.0%
Telemovil El Salvador SA (i)                 El Salvador                              70.0%
Comunicaciones Celulares SA                  Guatemala                                55.0%
Inversiones Rocafuerte SA                    Honduras                                 50.0%
Telefonica Celular del Paraguay SA           Paraguay                                 96.0%
Millicom Peru SA                             Peru                                    100.0%
Millicom (Ghana) Limited                     Ghana                                   100.0%
Sentel GSM                                   Senegal                                  75.0%
Millicom (SL) Limited                        Sierra Leone                             70.0%
MIC Tanzania Limited                         Tanzania                                 57.0%

---------------------------------------

(i) Telemovil El Salvador SA is classified as a non-current investment in securities.

Property, Plant and Equipment

     The Company's principal executive offices are located in Bertrange, the Grand-Duchy of Luxembourg, where it leases approximately 448 square meters. The lease is automatically renewable from year to year unless terminated by the Company or the lessor upon six months advance written notice. The current annual rental is approximately $167,000. The Company believes its principal executive offices are suitable and adequate for its operations.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     This discussion and analysis of the financial condition and results of operations should be read in conjunction with the financial statements, notes therein and schedules thereto which comprise part of this document.

     Unless otherwise indicated, all financial data and discussions therein in this discussion and analysis are based upon financial statements prepared in accordance with IFRS. See Note 30 of the Notes to the Consolidated Annual Accounts for certain reconciliations between IFRS and U.S. GAAP.

Overview

     Since its inception, the Company has achieved significant growth, reaching a total of 4,252,037 cellular subscribers worldwide as of December 31, 2002, as compared with 3,322,869 at December 31, 2001, excluding divested operations and El Salvador, and 2,455,228, excluding divested operations and El Salvador, at December 31, 2000, a growth rate of 28% and 35% in 2002 and 2001, respectively.

     The Company had 3,021,873 proportional cellular subscribers as of December 31, 2002, compared with 2,415,474, excluding divested operations and El Salvador, as of December 31, 2001 and 1,765,708, excluding divested operations and El Salvador, as of December 31, 2000, a growth rate of 25% and 37% in 2002 and 2001, respectively. Proportional subscribers are the Company's share of the total subscribers of its joint venture and subsidiary operations.

     In addition, as at December 31, 2002, the Company owned 6.8% of Tele2 AB which grew its telephony subscriber base from approximately 15 million as of December 31, 2001 to approximately 16.8 million as of December 31, 2002.

     MIC's revenues increased 6% over the three years ended December 31, 2002, increasing from $570,840,000 in 2000 to $605,186,000 in 2002.

     The increase in MIC's revenues, despite a number of divestments, reflects the continuing expansion of the subscriber base in existing operations as well as additional revenues from ventures that became operational during each period. Although total revenues increased, airtime per subscriber has tended to decrease as the subscriber base has grown. In addition, connection fees and handset prices were reduced, in some cases to zero, by most ventures as part of programs to spur subscriber growth. Also, an increasing proportion of subscribers are choosing the prepaid as opposed to postpaid option. A prepaid subscriber's usage and airtime tends to be lower than that for a postpaid subscriber. As a result, the rate of subscriber growth exceeded the rate of growth in revenues. The improvement in operating profit reflects cost-cutting measures throughout the Company.

Critical Accounting Policies

     The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). In compiling these statements, management is required to make assumptions and estimates. We believe that the following critical accounting policies involve judgment areas that could materially affect the results of the Company. For a detailed discussion of these and other accounting policies, see Note 2 of the consolidated financial statements.

     Basis of Consolidation. Entities over which the Group has control are fully consolidated. Entities over which the Group has joint control are consolidated using the proportional method that combines the Group's proportional share of assets, liabilities, income and expenses. The definition of full control is the power to govern the financial and operating policies of an entity so as to obtain benefits from it and is based on criteria such as the ability to vote through items at shareholder and board level. The method of consolidation used for each entity is based on management's assessments as to whether they have full or joint control. The Company also owns 100% of Great Universal and Modern Holdings. However, due to the warrant holders' right to exercise, MIC considers it does not control either company and that severe long-term restrictions exist which significantly impair the ability of either company to transfer funds to MIC and therefore consolidates these entities as other available-for-sale securities. Although MIC owns 70% of the share capital of its operation in El Salvador, management has determined that, due to a dispute with local shareholders, it is no longer able to exercise a significant influence in the operation and therefore feels it is more appropriate to show its investment as a long-term asset in the balance sheet under the caption "Investment in securities".

     Collectability of Assets. Management is required to estimate the collectability of trade debtors. As of December 31, 2002, these totaled $140,785,000, of which management had estimated that $27,564,000 was unlikely to be collected. These estimates are based on knowledge of the local markets and prior credit history. The basis for the provisions made will vary between subscribers and amounts due from other telephone companies and are simply management's best estimates.

     Impairment of Non-current Assets. The Company records significant intangible and tangible assets relating to wireless and non-wireless operations. Intangible assets mainly relate to goodwill and license values and tangible assets mainly relate to network value through property, plant and equipment. Significant estimates and assumptions are required to decide the useful expected lives of these assets and whether there is any impairment. These estimates are made on a regular basis throughout the year as they can be significantly affected by changes in competition, technology and other similar factors. When certain operational and financial factors indicate an impairment of value, management evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if not possible, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or of a cash generating unit will change the expected recoverable amount of the underlying assets and therefore will decrease the value of the underlying assets.

     In the year ended December 31, 2002, management identified an impairment of its licenses to operate high-speed wireless data services in Peru and Venezuela and, as a consequence, made a write-down of $3,034,000 in the value of these licenses.

     Also, in 2002, MIC recognized an impairment on both goodwill and license value in its operations in Colombia and Argentina. The total impairment recognized, by country, being $77,456,000 and $2,496,000, respectively.

     Investments in Securities. The Company holds significant investments in marketable and non-marketable securities. Marketable securities are carried at fair value with unrealized changes in market value being recorded within Shareholders' Equity under the caption "Revaluation Reserve". Where securities classified as available-for-sale are sold or impaired or when there is a significant or prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments are included in the income statement as "Gains and losses from investment securities". During 2002, the management of the Company considered there had been a prolonged decline in the fair value of its investment in Tele2 AB and consequently charged $119,138,000 to the income statement. On a regular basis the Company compares the market value of its investments to their carrying amount in order to identify potential impairment issues. In considering whether the investment has been impaired, the Company considers all available evidence such as, among other things, significant financial difficulties of the issuer, breaches or default in loan agreements, the recognition of prior impairment losses on that asset or the extent and duration of a decline in fair value below cost. During 2002, MIC recognized an impairment on its investment in Great Universal and Modern Holdings of $5,027,000 and $7,050,000 respectively. The Company no longer has control or significant influence over Telemovil El Salvador, so the Group's investment is accounted for as an available-for-sale financial asset in 2002. The shares of this investment are not quoted on a public market and management has not been able to obtain reliable financial information since early 2001. Management has made different estimates to value this investment using different valuation techniques that have resulted in a wide range of fair values. Management has therefore concluded that estimating a fair value in these conditions is inappropriate. Consequently the investment is being carried at the carrying amount as of December 31, 2001. The valuation exercise, however, produced sufficient evidence for management to conclude that the investment has not been impaired as of the balance sheet date.

     Revenue recognition.  The Group revenue comprises the following:

     (i) Revenues from provision of telecom services - these recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees, revenue from the provision of data clearing services and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.


     (ii) Connection revenues - initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

     (iii) Equipment revenues - these revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

     Functional Currency. The measurement currency of the Group is the U.S. dollar. The Company is located in Luxembourg and its subsidiaries, joint ventures and associated companies operate in different currencies. The measurement currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. The measurement currency of each subsidiary, joint venture and associated company, where these are foreign entities, is determined in accordance with the requirements of SIC 19 `Reporting Currency - Measurement and Presentation of Financial Statements under IFRS 21 and IFRS 29'.

     Derivatives. IFRS 39 requires that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Derivatives are initially recorded at cost either in other current assets or other financial liabilities as applicable and then are re-measured to fair value through the statement of profit and loss under the caption "Fair value result on financial instruments". Upon adoption of IFRS 39 on January 1, 2001, the Company recorded a cumulative negative adjustment related to these derivatives, reflected in shareholders' equity of $45,264,000.

     Certain derivatives embedded in other financial instruments, such as call and put options related to the Company's subordinated debt, are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains and losses reported in income.

     Goodwill. The excess of cost of an acquisition over the Group's interest in the fair value of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of transaction is recorded as Goodwill and recognized as an asset in the balance sheet. Goodwill is amortized using the straight-line method over its estimated useful life but not longer than 20 years. Goodwill on associates is included in their carrying value in the caption "Investments in associated companies".

     At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

     Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the identifiable non-monetary assets acquired, is recognized in the income statement over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; negative goodwill in excess of the fair values of those assets is recognized in the income statement immediately.

     Equity Compensation Benefits- Share options are granted to management and key employees. Options are granted at the market price of the shares on the date of the grant and are exercisable at that price. Options are exercisable beginning three years from the date of grant and have a contractual option term of six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium. The Company does not make a charge to staff costs in connection with share options.

     Recent U.S. GAAP pronouncements -

         In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No.143 (SFAS 143), Accounting for Asset Retirement Obligations. SFAS 143 applies to all entities and addresses financial accounting and reporting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective from January 2003 and requires obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability upon acquisition of the asset. The Company does not consider that this will have a material impact on its consolidated financial statements.

         The FASB issued Statement of Financial Accounting Standard No. 145 (SFAS 145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, FASB Statement No. 64, Extinguishments of Debt made to satisfy sinking-fund requirement, and FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FAS No. 4 and FAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. By adopting SFAS 145 in fiscal year 2003, MIC expects to reclassify gains on the extinguish of debt recorded in 2002, which are not sinking fund payments, of $28,676,000 from extraordinary to ordinary gains.

         In July 2002, the FASB issued Statement of Financial Accounting Standard 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is effective for disposal activities initiated after December 31, 2002. As the Company has not currently commenced exit or disposal activities as defined in SFAS 146, adoption of the Standard is not expected to have a material impact on its consolidated financial statements.

         In December 2002, the FASB issued Statement of Financial Accounting Standard 148 (SFAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of SFAS No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation", to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 does not change the fair value measurement principles of SFAS 123. As MIC has elected to continue to account for stock compensation in accordance with APB 25, the adoption of the Standard is not expected to have a material impact on its consolidated financial statements. However, the Company has already adopted the disclosure requirements of SFAS 148.

         In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not consider that SFAS 149 will have a material impact on its consolidated financial statements.

         In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first fiscal period beginning after December 15, 2003. The Company does not consider that SFAS 150 will have a material impact on its consolidated financial statements.

         In November 2002, the FASB issued Financial Interpretation No. 45 (FIN
         45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Under this interpretation, a guarantor must recognize the fair value of the obligation it assumes under the guarantee, upon issuance of a guarantee. Additionally, FIN 45 requires that the guarantor determine and disclose its policy for subsequently re-measuring the guarantor's liability. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently assessing the impact that FIN 45 will have on its consolidated financial statements. The disclosure requirements of FIN 45 are applicable for financial statements that end after December 15, 2002. Accordingly, such disclosures are included in Note 17 of the consolidated financial statements.

         In January 2003, the FASB issued Financial Interpretation No. 46 (FIN
         46), Consolidation of Variable Interest Entities. FIN 46 generally applies to all business enterprises and all arrangements used by business enterprises, and it requires that a business enterprise identify all its Variable Interest Entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or a lack of controlling financial interest by an investor. The party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. The measurement principles of this interpretation apply to all VIEs created after January 31, 2003 and to all VIEs in which an enterprise obtains an interest after that date. Additionally, the measurement principles of FIN 46 for all VIEs held by MIC prior to January 31, 2003 will be effective for MIC's 2004 financial statements. However, MIC has determined that it is reasonably possible that MIC will either consolidate or disclose information about its operation in Argentina and its other joint ventures (see Note 3) when FIN 46 becomes effective.

Results of Operations for the Years Ended December 31, 2002 and 2001

     The following table sets-forth certain profit and loss statement items for the years indicated

                                                              2002           2001    Impact on net loss for year
                                                           ---------      --------   ---------------------------
All figures in U.S. $000s, except percentages                                              Amount        Percent
--------------------------------------------------                                   -------------  ------------
Revenues..........................................          605,186        644,570        (39,384)           (6%)
Cost of sales.....................................         (269,621)      (283,443)        13,822             5%
Sales and marketing...............................          (80,941)       (95,463)        14,522            15%
General and administrative expenses...............         (164,703)      (172,912)         8,209             5%
Gain from sale of subsidiaries and joint
   ventures, net..................................            88,814         35,047        53,767           153%
Other operating expenses..........................          (56,422)       (35,013)      (21,409)           (61%)
Operating profit..................................           122,313         92,786        29,527            32%
Loss from investment securities......................       (299,963)       (15,931)     (284,032)            -
Interest expense..................................         (185,959)      (209,912)        23,953            11%
Exchange losses...................................          (23,483)       (17,313)       (6,170)           (36%)
Charge for taxes..................................          (22,734)        (8,217)      (14,517)          (177%)
Net loss for the year.............................         (385,143)      (138,053)     (247,090)          (179%)

     Subscribers - The Company's worldwide cellular subscribers increased over the year ended December 31, 2002 by 28% to 4,252,037 from 3,322,869 as of December 31, 2001 (3,366,551 including divested operations and El Salvador), with proportional subscribers increasing by 25% to 3,021,873 as of December 31, 2002 from 2,415,474 as of December 31, 2001 (2,436,409 including divested operations and El Salvador). Net additions, excluding divested operations and El Salvador, of subscribers for the year were 929,168, a 7% increase over the 867,641 additions in 2001 (excluding divested operations and El Salvador). Of the total subscribers as of December 31, 2002, 3,672,702 were prepaid, an increase of 37% over the 2,676,403 prepaid subscribers as of December 31, 2001, excluding divested operations and El Salvador. Prepaid services have now been launched in all markets. The three largest contributors to subscriber growth in 2002 were the operations in Cambodia, Guatemala and Vietnam with a total of 421,956 new subscribers.

     Revenues - Total revenues for the Company in the year were $605,186,000, a decrease of 6% over the previous year. The decrease is largely due to the Company's operations in Russia and Madras which were divested during 2001 and the change in consolidation method for the Company's operation in El Salvador. In 2001, these divested operations had consolidated revenues of $59,089,000. Excluding these, revenues increased by over 3% in the year from $585,481,000. The three largest contributors to revenues were the Company's operations in Vietnam, Paraguay and Guatemala. Using reported revenues and gross subscribers, average revenue per average number of subscribers has declined in the year from $192 in 2001 to $151 in 2002, reflecting the increasing proportion of prepaid subscribers whose usage and airtime tend to be lower than that of postpaid customers. In addition, revenues have been hit by currency devaluations, in particular, a 54% decline in the value of the currency in Paraguay.

     Cost of sales - Cost of sales decreased by 5% in the year to $269,621,000. The lower cost of sales is explained by divestment of Madras and the Russian operations during 2001 and the change in consolidation method for El Salvador. The total cost of sales for these operations in 2001 was $18,194,000. Omitting these, total cost of sales in 2001 were $265,249,000. In addition, during 2002, the Company charged $6,833,000 as an impairment against network equipment in Liberty Broadband. As a percentage of total revenues, cost of sales for cellular operations increased from 44.0% in 2001 to 44.6% in 2002.

     Sales and marketing - Sales and marketing expenses have decreased by 15% in the year to $80,941,000. This decrease reflects the large sales and marketing expenses in the prior year following the digitalization of networks. Sales and marketing, as a percentage of revenues, decreased from 14.8% in 2001 to 13.4% in 2002.

     General and administrative expenses - General and administrative expenses decreased by 5% in the year to $164,703,000. The decrease is largely due to a lower depreciation charge in the year of $33,372,000 (2001: $46,894,000). As a percentage of revenues, general and administrative expenses increased marginally from 26.8% to 27.2% reflecting lower revenues as a result of divestments in both 2001 and 2002.

     Gain from sale of subsidiaries and joint ventures, net - During 2002 MIC made a gain of $88,814,000 from the sale of subsidiaries and joint ventures, up $53,767,000 compared with 2001. The main items in this were a gain of $87,655,000 on the sale of Mach, a gain of $16,603,000 realized when the local partner in Vietnam exercised his option to purchase 10% of the Group's interest in Vietnam and a loss of $35,988,000 on the sale of its cellular operation in the Philippines. In addition, during 2002, MIC obtained the necessary GSM licenses for the Russian operations disposed of in 2001, realizing a further gain of $30,859,000.

     Other operating expenses - Other operating expenses have increased by 61% in the year to $56,422,000 from $35,013,000 in 2001. The increase is mainly due to an increased goodwill impairment charge, up from $1,652,000 in 2001 to $36,308,000 in 2002, in respect of Colombia and Argentina as MIC recognized a defference between the recoverable amount and the carrying amount of its intangibles. Goodwill amortization has remained relatively constant during the year at $7,865,000 compared to $8,090,000 in 2001. Corporate costs have decreased in the year from $25,271,000 to $21,591,000, reflecting the reorganization of the regional offices and a cost review during the year.

     Operating profit - Total operating profit for the Company for the year ended December 31, 2002 was $122,313,000, compared with $92,786,000 in 2001, an increase of 32%. The increase in the year is largely due to higher gains on the sale of subsidiaries and joint ventures, which were $88,814,000 in 2002 (2001:
$35,047,000) offsetting lower revenues resulting from divestments in 2001 and 2002.

     Loss from investment securities - The loss from investment securities increased from $15,931,000 in 2001 to $299,963,000 in 2002. During 2002, the
Company recorded a loss of $168,818,000 (2001: $15,931,000) on the sale of shares in Tele2 AB. In addition, the Company recognized a significant and prolonged decline in the value of its investment in Tele2 AB and, as a result, charged $119,138,000 to the profit and loss account. In addition, during 2002 MIC recognized an impairment on its investments in Modern Holdings (formerly known as XSource) and Great Universal, totaling $12,077,000 due to uncertainty concerning its recoverability, see Note 20 to the Consolidated Annual Accounts for more information.

     Interest expenses - Interest expense for the year ended December 31, 2002 decreased 11% to $185,959,000 from $209,912,000 in 2001. This decrease arose from the repayment of debt during the year, in particular the repurchase of $44,000,000 nominal value of Old Notes.

     Exchange losses - The Company's net exchange losses for the year ended December 31, 2002 were $23,483,000 compared to $17,313,000 for 2001, an increase of 36% largely due to the sharp devaluation of the Pesos in Argentina and losses on the Toronto Dominion loan that is financed in Swedish Krone.

     Charge for taxes - The net tax charge for 2002 increased to $22,734,000 from $8,217,000 in 2001. The increase is due to two causes. Firstly, increased profitability throughout the Group resulting in higher tax charges in 2002. Secondly, a tax provision that was established at the date of the formation of the Group was reversed, significantly reducing the tax charge in 2001. At the time of the Merger, the Group recorded a provision of $13,544,000 as a deferred tax liability for the Tax Liabilities. In October 2001, the Company determined that the Tax Liability, as defined by the Merger Agreement, amounted to $7,023,000, resulting in a difference of $6,521,000.This difference was settled by the final issuance of 374,521 of the Company's shares and a realized gain of $3,521,000, corresponding to the difference between the issuance price and the share price as of the date of the transaction.

     Net loss for the year - The net loss for the year ended December 31, 2002 was $385,143,000 compared to $138,053,000 in 2001.

Results of Operations for the Years Ended December 31, 2001 and 2000

     The following table sets-forth certain profit and loss statement items for the years indicated

                                                                                    Impact on net (loss) profit
                                                             2001           2000             for year
                                                           --------       --------  ----------------------------
All figures in U.S. $000s, except percentages                                              Amount        Percent
-------------------------------------------------                                   -------------    -----------
Revenues..........................................          644,570        570,840         73,730            13%
Cost of sales.....................................         (283,443)      (318,316)        34,873            11%
Sales and marketing...............................          (95,463)       (88,097)       (7,366)           (8)%
General and administrative expenses...............         (172,912)      (174,177)         1,265             1%
Gain (loss) from sale of subsidiaries and joint
   ventures, net..................................            35,047        (2,755)        37,802              -
Other operating expenses..........................          (35,013)       (40,873)         5,860            14%
Operating profit (loss)...........................            92,786       (53,378)       146,164              -
Loss from associated companies....................           (3,112)       (43,178)        40,066            93%
(Loss) gain from investment securities............          (15,931)        665,262     (681,193)              -
Interest expense..................................         (209,912)      (196,002)      (13,910)           (7)%
Exchange losses...................................          (17,313)       (23,015)         5,702            25%
Charge for taxes..................................           (8,217)       (26,264)        18,047            69%
Net (loss) profit for the year....................         (138,053)        355,388     (493,441)              -

     In the discussion below, reference to divested operations means operations that had been divested as of December 31, 2001.

     Subscribers - The Company's worldwide cellular subscribers increased over the year ended December 31, 2001 by 29% to 3,741,136 from 2,909,961 as of December 31, 2000 (3,147,187 including divested operations), with proportional subscribers increasing by 35% to 2,698,619 as of December 31, 2001 from 2,005,785 as of December 31, 2000 (2,110,857 including divested operations). Net additions, excluding divested operations, of subscribers for the year were 831,175, a 25% decrease over the 1,036,645 additions in 2000 (excluding divested operations). Of the total subscribers as of December 31, 2001, 2,995,619 were prepaid, an increase of 41% over the 2,131,328 prepaid subscribers as of December 31, 2000, excluding divested operations. Prepaid services have now been launched in all markets. The three largest contributors to subscriber growth in 2001 were the operations in Cambodia, Pakistan and Vietnam with a total of 440,805 new subscribers.

     The above figures for subscribers include those of MIC's operation in El Salvador, even though as of May 2001, MIC began accounting for the venture under the equity method. The profit and loss figures detailed below include MIC's proportional share of the results of its operation in El Salvador for 2000, but for 2001 only includes its proportional share up to the end of April 2001. At that time, MIC started to account for this operation under the equity method.

     Revenues - Total revenues for the Company in 2001, were $644,570,000, an increase of 13% over the previous year. The three largest contributors to revenues were the Company's operations in Paraguay, Vietnam and Guatemala. Average revenue per average number of subscribers has declined in the year from $325 in 2000 to $255 in 2001, reflecting the increasing proportion of prepaid subscribers whose usage and airtime tend to be lower than that of postpaid customers.

     Cost of sales - Cost of sales have decreased by 11% in 2001 to $283,443,000. Depreciation charges in 2001were higher at $98,190,000 (2000:
$86,104,000) reflecting network increases whilst the total for 2000 includes $74,180,000 for impairments on analogue equipment. As a percentage of total revenues, cost of sales for cellular operations decreased from 55.8% in 2000 to 44.0% in 2001.

     Sales and marketing - Sales and marketing expenses have increased by 8% in 2001 to $95,463,000. This increase reflects the large increase in subscribers during 2001 following the introduction of increased digitalization of networks and the new operations established during 2001. The main increase was in Sanbao

Telecom where sales and marketing expenses increased by 55% in 2001. Sales and marketing as a percentage of revenues has decreased from 15.4% in 2000 to 14.8% in 2001.

     General and administrative expenses - General and administrative expenses decreased by 1% in 2001 to $172,912,000. During the course of 2000, MIC took impairment charges of $29,249,000 on certain license values and fixed fee licenses. As a percentage of revenues, general and administrative expenses decreased from 30.5% to 26.8% reflecting the tight control of overheads by existing operations.

     Gain (loss) from sale of subsidiaries and joint ventures, net - During 2001, MIC made a gain of $35,047,000 from the sale of its operations in India and Russia. During 2000, MIC made a loss of $2,755,000 from the impairment of certain start-up ventures.

     Other operating expenses - During 2001, other operating expenses decreased by 14% to $35,013,000 as a result of strict controls over corporate costs.

     Operating profit (loss) - Total operating profit for the Company for the year ended December 31, 2001 was $92,786,000, compared with a loss of $53,378,000 in 2000. The increase in the year is due to gains on the sale of subsidiaries and joint ventures in 2001 and the impairment of analogue equipment and related intangibles in 2000 together with increased profitability in the operations.

     Loss from associated companies -The Company's operation in El Salvador was consolidated on a proportional basis up to the end of April 2001. However, following a dispute with local shareholders, group management determined that circumstances regarding its investment were changed to the extent that proportional consolidation was no longer appropriate. Therefore, as of May 2001, the entity was accounted for under the equity method. The charge for 2000 reflects the Company's share of the losses of SEC for the nine months to September 30, 2000, at which date the Company exchanged its shareholding in SEC for shares in Tele2 AB, from when the investment was accounted for as a trade investment.

     (Loss) gain from investment securities - In 2001, MIC recorded a loss of $15,931,000 on the sale of Tele2 AB shares. In 2000, following the exchange offer of Tele2 AB, the Company exchanged its 29.6% interest ownership in SEC realizing a gain of $609,941,000, corresponding to the market value of the Tele2 AB shares obtained less the value of SEC as recorded in the books of the Company. In addition, during 2000, the Company sold shares in Tele2 AB recognizing a gain of $55,321,000.

     Interest expenses - Interest expenses for the year ended December 31, 2001 increased 7% to $209,912,000 from $196,002,000 in 2000. This increase arose from higher accrued interest on the Old Notes.

     Exchange losses - The Company's net exchange losses for the year ended December 31, 2001 were $17,313,000 compared to $23,015,000 for 2000, a decrease of 25% largely due to the more stable currency in Ghana compared with 2000. Exchange losses in 2001 arose primarily from the depreciation of the guarani in Paraguay and the peso in Colombia.

     Charge for taxes - The net tax charge for 2001 decreased to $8,217,000 from $26,264,000 in 2000. This comprises an income tax charge of $25,577,000, against a charge of $17,771,000 in 2000, and a deferred tax credit of $17,360,000, against a charge of $8,493,000 in 2000. The increased income tax charge in the year is the result of increased taxable profits throughout the Group. The deferred tax credit is largely due to timing differences and the reversal of a tax provision established at the date of the formation of the Group. In October 2001, the Company determined that the Tax Liability, as defined by the Merger Agreement, amounted to $7,023,000. At the time of the Merger, the Group recorded a provision of $13,544,000 as a deferred tax liability for the Tax Liabilities, resulting in a difference of $6,521,000. Under the terms of the Merger Agreement the Company was required to issue additional shares equal to the amount of the provision that did not crystallize divided by the market price of the shares at the date of the merger. This resulted in the issuance of 374,521 shares with a fair value at the date of the transaction of $3,000,000. The difference of $3,521,000 has been recorded as other income.

     Net (loss) profit for the year - The loss after taxes for the year ended December 31, 2001 was $138,053,000, or $8.46 per share, compared to a profit of $355,388,000, or $21.54 per share on a fully diluted basis in 2000.

Liquidity and Capital Resources

     Overview

     In the Company's opinion, the working capital is sufficient for the Company's present requirements.

     As at December 31, 2002 MIC reported total consolidated outstanding debt and other financing of $1,228,575,000. Of this, $912,539,000 was in respect of the Old Notes, net of deferred financing costs, interest on which became payable on a semiannual basis commencing December 1, 2001. MIC expects to meet its payment obligations on the Old Notes and the New Notes through operating income and the sale of assets. In addition, the Group had a remaining amount outstanding of $54,638,000 on its Toronto-Dominion Securities facility, net of deferred financing costs. The majority of the remaining debt of $261,398,000, on a consolidated basis, is recorded in the books of the Company's individual operations.

     At the venture level, the Company seeks, in the long term, to finance the costs of developing and expanding cellular operations on a project-by-project basis. Ventures are typically financed initially by MIC contributions in the form of equity and, in some cases, debt. In many cases the Company seeks to replace MIC debt financing with third party financing after the initial stages of a venture's development. Sources of financing at the venture level have included vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as IFC and OPIC, bank lines of credit and sales of equity and debt issued by its venture companies.

     In 2002, the Company had a positive operating cash flow of $72,581,000, compared with $103,969,000 in 2001. The decrease is mainly due to an additional payment of interest on the Old Notes. A number of the Company's ventures have generated positive operating cash flows. This cash has been employed to expand operations and finance capital expenditure at the venture level. In addition, during 2002, MIC's operations up-streamed approximately $96,700,000 to MIC which was used to meet interest obligations under the Old Notes. External sources of funding are expected to continue to play an important role in financing both at the parent company level and at the venture level, although additional debt may be subject to restrictions imposed by existing debt.

     Cash generated by investing activities was $141,665,000, compared with a $167,074,000 usage of cash in 2001. During the year, the Company sold part of its interest in Tele2 AB, realizing proceeds of $167,238,000. In addition, the Company realized net proceeds of $106,452,000 on the sale of MIC Systems and an additional $27,547,000 for the acquisition of the remaining GSM licenses in Russia. The main outlay in the year was the purchase of tangible fixed assets for $135,818,000. This was to expand coverage and update to new technologies and showed a decrease from the $192,178,000 recorded in 2001.

     Financing activities used total cash of $199,780,000 in the year, compared with cash provided of $22,576,000 in 2001. In the course of 2002, MIC used $363,584,000 to repay debt while raising an additional $182,828,000 through the issuance of debt and other financing.

     The net cash generated in the year was $14,175,000 compared with an outflow of $38,645,000 in 2001. The Company had closing cash and cash equivalents balance of $70,451,000 as of December 31, 2002.

     Historically, the Company has sold certain operations and shares in Tele2 AB in order to provide funding and to reduce indebtedness. The Company may make further asset sales from time to time, by means of selling all or a part of any existing operation for strategic reasons. MIC's ability to continue to make these asset sales may be restricted by covenants contained in financing agreements. These restrictions would require consent of lenders to amend. Furthermore, following the refinancing of the Company's debt and other factors, the Company has pledged a portion of its Tele2 AB shares to its creditors.

     As of December 31, 2002, on a consolidated basis, the Company had total outstanding debt and other financing of approximately $1,228,575,000, calculated as the Company's consolidated interest of total debt, compared with $1,455,974,000 as of December 31, 2001. The decrease in the year of $227,399,000 is largely due to a repayment of $115,829,000 on the Toronto-Dominion Securities facility, a repurchase of Old Notes with a face value of $44,000,000 and a reduction of $40,018,000 in the debt of Celcaribe. As of December 31, 2002, the total debt and other financing of the Company and each of the ventures, combining 100% of each venture's debt, was $1,289,893,000. Of the total indebtedness of the combined ventures, $189,395,000 represented indebtedness that is secured by pledged assets, letters of credit or MIC guarantees.

     Operational financing

     At the venture level there are a number of significant debt financings.

     In order to finance a license acquisition in the Northern region of Colombia, in May 1994, Celcaribe sold $108,769,005 of trust certificates to institutional investors which consisted of $82,504,129 of Celcaribe 14.5% Senior Secured Note Trust Certificates due 2004 (the "Note Trust Certificates") and $26,264,876 in Celcaribe Ordinary Share Trust Certificates (the "Share Trust Certificates"). The holders of the Share Trust Certificates have the right to require the Company to purchase such certificates. The amount outstanding under this finance as of December 31, 2002, was $67,700,000. The fair value of the outstanding Note Trust Certificates at December 31, 2002, based upon secondary market trading information, was $48,067,000 (2001: $61,044,000). Celcaribe also obtained approximately $11,400,000 of bank financing. Following the Company's divestment of Celcaribe in March 2003, the above liability is no longer part of the Company's liabilities.

     In September 2000, ABN-Amro arranged a seven-and-a-half-year syndicated loan of Lkr 1,534,000,000 (approximately $20,000,000) for Celltel Lanka Limited, MIC's 99.9% owned operation in Sri Lanka. This financing bears interest at 3% over the weighted average Treasury Bill Rate and is repayable over 13 installments commencing one year from signing. At December 31, 2002, $13,418,000 was outstanding.

     In June 2001, Telefonica Celular de Bolivia SA signed an agreement for additional financing in the amount of $25,000,000 with the IFC and $10,000,000 from the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V.
(FMO), also known as the Netherlands Development Finance Company. This financing bears interest at LIBOR+3.00% and is repayable in installments starting in December 2002 until December 2006. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt to equity ratio. As of December 31, 2002 the company was in breach of certain covenants on the IFC loan and the outstanding balance had been re-classified as short-term financing. As of December 31, 2002, $31,030,000 was drawn down related to these financings. These investments will help to fund the expansion and further digitalization of the Group's mobile cellular telecommunications network in Bolivia.

     In November 2002, Pakcom signed a syndicated finance agreement for Rupees 800 million (approximately $13,700,000). For this agreement Faysal Bank Limited acts as security agent and Standard Chartered Bank acts as facility agent. The facility is repayable in monthly installments until December 31, 2004 and attracts interest at State Bank of Pakistan discount rate plus 1.75%, with a floor rate of 11.75%. As of December 31, 2002, $13,185,000 of this facility was outstanding.

     Corporate financing

     In June 1996, the Company issued $962,000,000 principal amount at maturity of 131/2% Senior Subordinated Discount Notes due 2006 (the "Old Notes"). The Old Notes will mature on June 1, 2006. The Old Notes were issued at 52.075% of their principal amount and the purchase discount on the Old Notes accretes at a rate of 131/2% compounded semiannually from issuance until June 1, 2001. The net cash proceeds to the Company from the issuance of the Old Notes after deducting discount and estimated expenses were approximately $483,433,000. The Old Notes began accruing cash interest on June 1, 2001 and cash interest will continue to accrue until maturity on the Old Notes at a rate of 131/2% per annum, payable semiannually in arrears on June 1 and December 1, commencing December 1, 2001.

     The Old Notes are redeemable at the option of the Company, in whole or in part, at any time at redemption prices starting at 106.75% of the principal amount in year 2001 and decreasing to 100.00% in year 2004 plus accrued and unpaid interest, if any, to the date of redemption.

     During 2002, the Company purchased Old Notes with a face value of $44,000,000 at market prices at the time. As of December 31, 2002, MIC has offset $5,461,000 (2001: $7,399,000) of deferred financing fees against the value of the Old Notes.

     As of December 31, 2002, MIC had total consolidated debt of approximately $1,228,575,000 which required substantial free cash flows (i.e. cash flows generated from the operations and available for repayment of debt and interests) to finance the interest. During 2002, operating cash flows available to MIC were insufficient to pay interest on the Old Notes as it became due and there was a risk that our planned dispositions would be insufficient to pay the interest on the Old Notes as it became due. Reflecting the risks involved with our leverage, the market price of the Old Notes had traded significantly below par value. In order to reduce the extent of our payments, on January 21, 2003, MIC made an exchange offer and consent solicitation to bondholders of the Old Notes. On May 8, 2003, MIC announced the closing of this offer with the tendering of approximately 85% of the Old Notes. Under the terms of this exchange, holders of the Old Notes received $720 of our newly issued 11% Senior Notes due 2006 and $81.70 of our newly issued 2% Senior Convertible PIK Notes due 2006 per $1,000 of Old Notes. In addition, in consideration for consenting to certain amendments to the indenture under which the Old Notes were issued, eligible holders who consented to amendments of the indentures of the Old Notes received $50.00 in cash for each $1,000 in principal amount of Old Notes they tendered. Following the successful completion of the exchange offer, MIC has significantly reduced its overall level of indebtedness and interest burden, improved its near-term liquidity position and created greater ongoing financial and operating flexibility. For example, our interest obligations under the Old Notes were $129,870,000 each year, while our interest obligation under the New Notes is $81,624,000 each year. For a more detailed description of the exchange offer and its terms, see "Item 10. Additional Information - Material Contracts." There is a risk that future cash flows generated will be insufficient to repay interest and/or principal on all our existing debt obligations as they become due.

     In December 2001, the Group entered into a loan agreement with Toronto-Dominion Securities for a maximum facility amount of SEK 1,855 million (approximately $175 million as of December 31, 2001) to replace an existing facility. In exchange for the agreement, the Group has pledged a portion of its Tele2 AB class B shares. The number of shares pledged is adjusted on a monthly basis based on the Tele2 AB class B shares market value. The facility bears an annual interest rate calculated using the current STIBOR rate plus 2% payable on a monthly basis, and must be fully repaid by November 2004. As of December 31, 2002, $54,638,000 (2001: $173,365,000) was outstanding under this facility collateralized by 6,184,293 (2001: 9,115,479) Tele2 AB class B shares. This transaction has been accounted for as a borrowing and the related Tele2 AB class B shares are recorded as pledged securities under the caption "Investment in securities".

     Other Short-Term Liabilities

     As of December 31, 2002, the Company had a total of $375,862,000 (2001:
$469,191,000) of short-term liabilities, including $156,666,000 (2001:
$153,898,000) of short-term debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

     As of December 31, 2002 the Company and its operations had commitments to purchase within one-year network equipment, land and buildings and other fixed assets with a value of $11,867,000 (2001: $56,436,000) from a number of suppliers.

Geographical Segment Information

     The table below sets forth the Company's revenue by geographical segment for the periods indicated.

                                                    Year Ended December 31,
                                               ---------------------------------
                    In U.S. $000s               2002         2001         2000
                                               -------      -------      -------
Latin America...............................   277,554      315,321      313,842
   Of which El Salvador.....................         -       17,311       45,555
Asia........................................   233,671      209,635      154,256
   Of which divested........................     1,113        5,878        9,533
Africa......................................    52,080       45,323       33,897
Other.......................................    15,671       11,945        3,798
   Of which divested........................     2,620        2,156        1,422
MIC Systems (divested in 2002)..............    28,186       26,300       28,027
FORA Telecom (divested in 2001).............         -       37,716       36,999
Unallocated items...........................        41           15           21
Inter-segment eliminations..................    (2,017)      (1,685)           -
   Of which divested........................      (463)        (378)           -
                                               -------      -------      -------
                                               605,186      644,570      570,480
                                               =======      =======      =======

Contractual Obligations

     The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes MIC's obligations under these contracts due by period as of December 31, 2002:

                                                                 2004 and     2006 and
In U.S. $000s                                           2003        2005         2007     Post 2007     Total
-------------                                         -------     -------      -------    ---------  --------
Debt............................................      156,666     143,119      935,342       1,807   1,236,934
Operating leases................................          246         427          295         196       1,164
Financial leases................................          290         164            2           -         456
                                                      -------     -------      -------       -----   ---------
Total...........................................      157,202     143,710      935,639       2,003   1,238,554
                                                      =======     =======      =======       =====   =========

     The above table includes obligations of the Company's subsidiaries and joint venture, summarized in the following table:

                                                                 2004 and     2006 and
In U.S. $000s                                           2003       2005         2007      Post 2007     Total
-------------                                         -------    --------     --------    ---------  --------
Debt............................................      156,666      85,203       17,342       1,807     261,018
Operating leases................................          246         427          295         196       1,164
Financial leases................................          290         164            2           -         456
Total...........................................      157,202      85,794       17,639       2,003     262,638

     At December 31, 2002, MIC was in breach of loan covenants for a total debt of $22,459,000 (2001: $174,000), which is classified as short-term debt on the balance sheet. None of the above facilities have been called by the banks concerned. In the opinion of management, the outcome of discussions to resolve these breaches will not materially impact the ability of these companies to maintain adequate funding arrangements to support and develop future operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Executive Officers

     The directors of the Company are as follows:

                                                                 Date of
                                                    Year        Expiration
    Name                      Position           Appointed       of Term
  ----------------------      --------           ---------      ----------
  E. Hakan Ledin              Chairman              1990         May 2004
  Vigo Carlund                Member                2002         May 2004
  Ernest Cravatte             Member                2003         May 2004
  Lars-Johan Jarnheimer       Member                2001         May 2004
  Daniel Johannesson          Member                2003         May 2004
  Raymond Kirsch              Member                1994         May 2004
  Michel Massart              Member                2003         May 2004
  Cristina Stenbeck           Member                2003         May 2004

     E. Hakan Ledin, age 65, Chairman, was President of Millicom International Holdings Limited, a subsidiary of Mil-Inc, from 1987 until December 1990, when Millicom International Holdings Limited became part of the Company and Mr. Ledin became an Executive Vice-President of the Company. He became Vice Chairman on May 9, 1995 and was appointed Chairman in August 2002. Previously, he was Group Executive Vice President and a director of Telefonaktiebolaget L M Ericsson as well as Chairman and President of Ericsson Inc. He became a director of the Company in May 1991. Mr. Ledin is also Vice Chairman of Tele2 AB.

     Vigo Carlund, age 47, non-executive member, has worked for the Kinnevik Group since 1968. In 1997 he became Vice President of Industriforvaltnings AB Kinnevik and took over as President in May 1999. He is also Chairman of Transcom WorldWide S.A. and Korsnas AB. He was appointed to the Board of MIC in 2002 and is also a director of Tele2 AB and Viking Telecom AB.

     Ernest Cravatte, age 53, is a practicing lawyer in Luxembourg and a former member of the Executive Management of Banque Generale du Luxembourg. He has also held positions on various banking supervisory committees.

     Lars-Johan Jarnheimer, age 43, non-executive member, was appointed to the board in May 2001. He has been President and CEO of Tele2 AB since March 1999, and previously was Vice-President of Industriforvaltnings AB Kinnevik and President of Investment AB Kinnevik.

     Daniel Johannesson, age 60, has held a number of executive positions at major Swedish companies including Senior Executive of the construction company Skanska, where he was responsible for their telecommunications and facilities management interests, and Chief Executive Officer of Industriforvaltnings AB Kinnevik and national railway operator, SJ.

     Raymond Kirsch, age 60, non-executive member, is the President and Chief Executive Officer of Banque et Caisse d'Epargne de L'Etat Luxembourg. He became a director of the Company in May 1994.

     Michel Massart, age 52, non-executive member, was appointed to the Board in May 2003. Up to June 2002, he was a Partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997, and was a former member of the Board of the Institute of Statutory Auditors and is currently a professor at Solvay Business School in Brussels, Belgium.

     Cristina Stenbeck, age 25, is Vice Chairman of the Board of Directors of Industriforvaltnings AB Kinnevik, Invik & Co. and Metro International, and a member of the Board of Directors of Modern Times Group, Tele2 AB and Transcom WorldWide.

Senior Management

  Name                         Position
--------------------           ----------------------------------------
Marc Beuls                     President and Chief Executive Officer
Mikael Grahne                  Chief Operating Officer of MIC
John Ratcliffe                 Chief Financial Controller
Won-Suck Song                  Executive Vice President - Operations
Judy Tan                       Chief of Finance - Global Operations

     Marc Beuls, age 46, President and Chief Executive Officer, was promoted to his current position in January 1998 from his position as Senior Vice-President Finance. Mr. Beuls joined the Company in March 1992. Prior to joining the Company he held several positions with Generale Banque Belgium, both as branch manager and senior trade finance manager for emerging markets. Mr. Beuls is also a non-executive director of Tele2 AB.

     Mikael Grahne, age 50, joined MIC in February 2002 having previously been President of Seagram Latin America. Prior to this he held various senior management positions at PepsiCo and at Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki.

     John Ratcliffe, age 40, joined MIC as Group Financial Controller in January 1998 having previously worked at United News & Media Plc. He was appointed to his present position in November 2002. He qualified as a Chartered Accountant with Hayes Allan in London having obtained a mathematics and business management degree from London University.

     Won-Suck Song, age 36, was appointed to his current position in October 2002. He started his career with the Kinnevik Group in 1997 where he held the position of Chief Operating Officer of Metro International before being transferred in June 2001 to Tele2 AB as Executive Vice President.

     Judy Tan, age 32, joined MIC in 1998 with responsibility for the Asian operations. She was appointed to her current position in November 2002 with responsibility for all operating ventures. She qualified as a Certified Public accountant with PriceWaterhouse, Singapore and has an MBA from Imperial College, London.

     All the members of the board of directors and other corporate officers can be contacted through our principal executive office, the address for which can be found on the cover page of this form.

     The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's last fiscal year ended December 31, 2002 to the directors of MIC was $1,711,000, and to the executive officers and senior management was $961,000. In addition, options to purchase 66,666 MIC common stock, with a par value of $6 each, were issued to directors. These options are exercisable in tranches for an indefinite period after one year from the date of issuance at a price of $15 each. Also, options to purchase 47,333 MIC common stock, with a par value of $6 each, were issued to senior management of MIC. These options are exercisable in tranches, with a maximum exercise period of six years, after three years from the date of issuance at a price of $15 each.

     During the Company's last fiscal year, no amounts were set aside as accrued by the Company to provide pension, retirement or other similar benefits to its directors and officers.

     The following options to purchase MIC common stock with a par value of $6 each, issued to directors, officers and employees of the Company, are outstanding as of December 31, 2002.

                                                                Exercise
                                                Number of        price
            Date issued                          options           $               Terms of option
   -------------------------------------        ---------       --------   ----------------------------------
   May 1994, 1995, 1996, 1997, 1998,                                       Exercisable in tranches, for an
      January 1998, August 1999, May                            15.00 -    indefinite period, after one year
      2000, December 2001 and 2002......         560,266        146.625    from the date of issuance
   May 1994, 1995, 1996, 1997, 1998,
      2000, August 1996, November 1996,                                    Exercisable in tranches, with a
      March 1997, August 1999, May                                         maximum exercise period of six
      2000, June 2000, December 2001                            15.00 -    years, after three years from the
      and 2002..........................         494,984         127.50    date of issuance
                                             -----------
   Balance as of December 31, 2002......       1,055,250
                                             ===========

     Of the above options, 489,051 (2001: 514,092; 2000: 390,072) were exercisable at December 31, 2002. No options were exercised during 2002 (2001:
111; 2000: 54,685), and 426,534 (2001: 103,977; 2000: 115,056) options, with an exercise price of between $36.00 and $143.625 were forfeited.

     Included above are 200,000 options to purchase MIC Common Stock, with a par value of $6 each, which are held by directors of the Company as a group.

      In February 2003, an Extraordinary General Meeting of the Company passed a resolution approving a reverse share split whereby three existing shares of a par value of $2 each would be exchanged for one new share with a par value of $6 each. The number and exercise price of options referred to above have been restated to reflect the reverse share split.

Board Practices

   Directors' Service Agreements

     None of the Company's directors has entered into service agreements with the Company or its subsidiaries providing for benefits upon termination of employment.

   Audit Committee

     The Company's directors have established an Audit Committee that convenes at least twice a year, comprising Mr. Lars-Johan Jarnheimer and Mr. Raymond Kirsch, both of whom are directors of the Company. This committee has responsibility for planning and reviewing the Company's annual and quarterly reports and accounts and the involvement of MIC's auditors in that process, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving the Company's annual and quarterly reports and accounts remains with the Company's directors.

   Remuneration Committee

     The Company's directors have established a Remuneration Committee comprising Mr. Marc Beuls, the Chief Executive Officer and Mr. Ledin, the Chairman. This committee reviews and makes recommendations to the Company's directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

Employees

     The Company employed an average of 2,080 (2001: 3,032; 2000: 3,515) employees for the year ended December 31, 2002. Of these, in 2002, 680 were employed in Asia, 981 in Latin America, 325 in Africa, 89 in Europe and 5 in the United States.

Share Ownership of Directors and Officers

     The following table sets forth, as at March 31, 2003, the total amount of MIC Common Stock, with a par value of $6 each, beneficially owned by the directors and other executive officers and senior management of the Company, and the percentage of the MIC Common Stock represented by such MIC Common Stock.

  Title of Class      Identity of Person or Group    Amount Owned     % of Class
-------------------   --------------------------     -----------      ----------
Common Stock                Directors(1)                1,531,431        9.4%
Common Stock                Senior management              16,286        0.1%

---------------------------------------
(1) This includes 1,283,235 shares owned by the 1980 Stenbeck Trust and 105,114 shares owned by The 1985 Stenbeck Trust.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table sets forth certain information known to the Company as of March 31, 2003, unless indicated, with respect to beneficial ownership of the MIC Common Stock, with a par value of $6 each, by: (i) each person who beneficially owns more than 5% of the MIC Common Stock; and (ii) all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed below have the same voting rights as the holders of MIC Common Stock. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of stock options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The Company is deemed to be controlled by Kinnevik B.V. by virtue of their ownership of 35.6% of the Company's outstanding common stock.


Title of Class       Identity of Person or Group              Amount owned        Percent of Class
----------------     -------------------------------------   --------------      ----------------
MIC Common Stock     Kinnevik B.V. (1)                        5,799,433 (1)           35.6%
                     Westblaak 79
                     3012 KE Rotterdam
                     The Netherlands
MIC Common Stock     Genesis Asset Managers International     1,125,011 (2)            6.9%
                        Limited
MIC Common Stock     Barry R. Feirstein                         833,333 (3)            5.1%
MIC Common Stock     T. Rowe Price Associates Inc.              927,600 (4)            5.7%
MIC Common Stock     All directors and officers as a group    1,927,661 (5)           11.6%

---------------------------------------
(1) Kinnevik B.V. is a wholly owned subsidiary of Kinnevik. Includes 503,524 shares of MIC Common Stock held by Kinnevik International AB, a subsidiary of Kinnevik. Of the 5,799,433 shares, Kinnevik has pledged 1,416,666 against various borrowings.

(2) As of February 13, 2003, information filed with the Securities and Exchange Commission, pursuant to Schedule 13G, jointly with Genesis Asset Managers International Limited.

(3) As of December 6, 2002, information filed with the Securities and Exchange Commission, pursuant to Schedule 13G.

(4) T. Rowe Price Associates Inc. has sole voting power over 123,900 shares. The number of shares held is information filed with the Securities and Exchange Commission, pursuant to Schedule 13G, as at February 14, 2003.

(5) Includes 379,944 shares of MIC Common Stock that may be acquired upon the exercise of stock options of the Company that are currently exercisable. Also includes 1,283,235 shares of MIC Common Stock owned by The 1980 Stenbeck Trust and 105,114 shares of MIC Common Stock owned by The 1985 Stenbeck Trust.

     In the past the Company allowed its senior management to participate in its joint venture companies. In the future, management participation in the business of the Company will only be through options granted to acquire MIC Common Stock.

Related Party Transactions

     On December 31, 1995, MIC acquired 17.7% of Mach from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of (i) an initial payment of $1,000,000 plus interest, at the ruling market rate, for the month of January 1996, (ii) seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of Mach's pre-tax profit for the relevant year and payable in April of the following year, and (iii) a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000. The final payment is to be made in common stock of MIC using a pre-stock split share price of $30.50 per share. An amount of $3,958,000 (2001: $7,042,000), equal to the estimated remaining purchase payment for this transaction based on the results of Mach to date, is included in the balance sheet under the heading "Amounts due to shareholders". In 1996 the remaining 2.7% of Mach was purchased from the remaining unrelated shareholder giving MIC a 100% interest.

     In May 2002, MIC sold a 17% interest in MIC Systems BV, the parent company of Mach, to Kinnevik B.V. for $17,000,000.

     As of December 31, 2002, MIC owed $63,000 (2001: $116,000) to Kinnevik for additional charges relating to services provided.

     During 2002, Kinnevik purchased Old Notes on the open market with a face value of $44,000,000. MIC then exchanged these for $1,500,000 cash and 672,016 Tele2 AB shares at market prices.

     During the course of 2002, MIC sold an additional 6,177,369 Tele2 AB `B' shares at market prices to Kinnevik for a value of $104,295,000.

     On September 27, 2000, following an exchange offer made by Tele2 AB, the Company exchanged its SEC shares into Tele2 AB shares.

     In November 2001, the Company sold 100% of its interests in FORA Telecom BV, its Russian Cellular telephony operations to Tele2 AB. The agreement called for $80 million in Tele2 AB class `B' shares to be exchanged for the assets plus a maximum equivalent of $30 million in cash or additional Tele2 AB "B" shares, depending on the outcome of GSM license applications for three of MIC's existing cellular telephony operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001. During 2002, MIC obtained the necessary GSM licenses referred to above and therefore received the additional $30 million proceeds in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The credit realized on the receipt of the $30 million in cash and the settlement of loans of $ 3,755,000, less costs of $ 2,896,000 incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

     The Group maintains corporate bank accounts at Banque Invik through which it makes payments and receives monies in the normal course of business. As of December 31, 2002, the Group had current accounts, time deposits and blocked deposits at Banque Invik.

   MIC charged $nil (2001: $280,000; 2000: $800,000) to related parties for services rendered.

   Great Universal

     As of December 31, 1998, the Group, through its subsidiary MIC-USA inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal. On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of MIC's investment in Great Universal. This amount is recorded in Investment in securities. During 2002, management made an impairment for 100% of this asset due to uncertainty concerning its recoverability. Following the reorganization described below, the rights and obligations of MIC-USA toward Great Universal were assigned to Great Universal LLC. Great Universal continues to indemnify MIC against certain contingent liabilities of Millicom. Great Universal is currently engaged in the communications, information technology, teleservices and media industries primarily in the United States.

     In June 1999, Great Universal effected a reorganization of Great Universal and its subsidiaries, in which Great Universal was merged with and into Great Universal LLC and operations were spun off into two separate businesses, being Great Universal and Modern Holdings. Great Universal Inc. holds the subsidiaries in teleservices, television and media and specialized electronics industries, and Modern Holdings holds the subsidiaries in the integrated network services industries. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 53% of common shares in Modern Holdings. MIC does not consolidate its investment in Great Universal as, due to the warrant holders' right to exercise, it considers it does not control Great Universal and also that there exist severe long-term restrictions that significantly impair the ability of Great Universal to transfer funds to MIC.

     In January 2000, Modern Holdings sold its 100% interest in MACH USA to MACH SA for a total consideration of $1,800,000. Due to the loss situation of MACH USA and the low expected development of MACH USA, the Company's management decided to close the activities of MACH USA and to write down the investment.

     In January 2000, MIC invested $10,000,000 in Modern Holdings in the form of promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings. This investment is recorded as a non-current available-for-sale security. As of December 31, 2002, following a restructuring of Modern Holdings and an independent valuation, MIC recognized an impairment of $7,050,000 on its investment.

     The largest single shareholder in the Company is Kinnevik, with a direct interest of approximately 36%. The following purchases and outstanding balances occurred with companies affiliated to Kinnevik and MIC. All transactions were conducted on commercial terms and conditions at market prices. The services supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

     As of December 31, 2002 and 2001, MIC had the following payables and purchases to related parties:

                                     Purchases in year             Amount payable at
                                                                   December 31,
                                          2002         2001             2002         2001
                                     ------------------------------------------------------
                                        US $000s     US $000s         US $000s     US $000s
                                     ------------------------------------------------------
Bassett..........................            669        1,222               23          101
Great Universal..................              -            -               25           39
Netcom Consultants...............            157          554                9           56
Procure-it-right.................            839          962              100            1
Applied Sales Management.........            110          100                -            -
Applied Value....................          2,009          484              252            -
Praesidium.......................            204           70                -            3
Lothar Systems...................             10        1,601              288          508
Ephibian.........................             38            -                -            -
Shared Value.....................            656          477               23            -
YXK Systems......................             28            -                -            -
Search Value.....................            489          189                -            -
Banque Invik.....................            638          438               44            -
Tele2............................             50           25            5,723       10,596
                                     ------------------------      -----------       ------
                                           5,897        6,122            6,487       11,304
                                     ========================      ===========       ======

     As of December 31, 2002 and 2001, MIC had the following receivables from Kinnevik and other related parties:

                                         2002         2001
                                     ------------- -----------
                                       US $000s     US $000s
                                     ------------- -----------
Kinnevik.........................           1,976       2,581
Modern Times Group...............             752         281
Metro............................             734         256
Lothar...........................             922          29
Tele2............................             359       4,216
Modern Holdings..................           1,825       1,633
Netcom...........................              64         100
Shared Value.....................              18           6
Stonebrook Enterprises...........             156         156
                                     ------------  ----------
                                            6,806       9,258
                                     ============  ==========

     In the opinion of management of the Company, the terms of the transactions described above in this section are at least as favorable to the Company as could have been obtained from independent parties.

ITEM 8.  FINANCIAL INFORMATION

Financial Statements and Other Information

     See Item 18 for the Company's Financial Statements.

Legal Proceedings

     The Company is currently in litigation in certain operations, but in management's opinion these will not have a material negative impact on the Company's financial position or operations.

Dividend Policy

     Holders of the MIC Common Stock are entitled to receive dividends ratably when, as and if declared by the Company's Board of Directors, subject to Luxembourg legal reserve requirements. The Company has not paid any cash dividends on its common stock since inception. The Company anticipates that it will retain any earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the MIC Common Stock in the foreseeable future. In addition, the ability of the Company to make dividend payments or other payments on its common stock is limited by the Indenture for the Company's New Notes. Management will consider any tax consequences to the Company before declaring a dividend.

ITEM 9.  THE OFFER AND LISTING

     The principal trading market for the MIC Common Stock is the NASDAQ National Market.

     In February 2003, an Extraordinary General Meeting of the Company passed a resolution approving a reverse share split whereby three existing shares of a par value of $2 each were exchanged for one new share with a par value of $6. The prices quoted above for the periods from 1996 to 2002 are pre-reverse share split and are therefore based on shares with a par value of $2 each. The figures quoted for 2003 show the high and low closing market prices for the shares with a par value of $2 each and post-reverse split.

                                                    High                Low
                                                   --------           --------
Year ended December 31, 1998
First Quarter................................      $45.00             $34.125
Second Quarter...............................      $45.50             $36.875
Third Quarter................................      $53.3125           $24.125
Fourth Quarter...............................      $38.375            $13.75

Year ended December 31, 1999
First Quarter................................      $39.50             $22.875
Second Quarter...............................      $40.00             $26.00
Third Quarter................................      $31.625            $25.125
Fourth Quarter...............................      $64.50             $24.75

Year ended December 31, 2000
First Quarter................................      $81.50             $49.375
Second Quarter...............................      $68.625            $35.00
Third Quarter................................      $51.75             $34.125
Fourth Quarter...............................      $36.75             $21.4375

Year ended December 31, 2001
First Quarter................................      $34.25             $18.625
Second Quarter...............................      $31.45             $17.9375
Third Quarter................................      $24.98             $10.25

Fourth Quarter...............................      $12.35             $9.16
Year ending December 31, 2002
First Quarter................................      $13.92             $4.67
Second Quarter...............................      $7.85              $1.60
Third Quarter................................      $1.74              $0.66
Fourth Quarter...............................      $2.29              $0.39

Year ending December 31, 2003
Pre-reverse share split .....................
November 2002................................      $1.90              $1.08
December 2002................................      $2.29              $1.49
January 2003.................................      $3.00              $1.77
February 2003................................      $1.96              $1.45
Post-reverse share split to April 30, 2003 ..
February 2003................................      $5.70              $4.51
March 2003...................................      $6.75              $4.51
April 2003...................................      $9.86              $7.09

     On May 12, 2003 the closing market price for the MIC Common Stock was $13.80.

     As of March 31, 2003, 519 holders of record having registered addresses in the United States held approximately 56% of the outstanding shares of MIC Common Stock. Daily trading volume on the NASDAQ National Market ranged from 400 shares to 781,033 shares, adjusted to reflect the reverse share split, during the period from December 31, 2001 through April 30, 2003.

     There are currently no Luxembourg decrees or regulations restricting the import or export of capital affecting the remittance of dividends or other payments to holders of MIC Common Stock who are non-residents of the Grand-Duchy of Luxembourg.

     There are no limitations relating only to non-residents of the Grand-Duchy of Luxembourg under Luxembourg law or the Articles of Incorporation of the Company on the right to be a holder of, and to vote in respect of MIC Common Stock.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

   Registration and Object

     Millicom International Cellular is a public liability company ("societe anonyme") governed by the Luxembourg law of August 10, 1915 on Commercial Companies, incorporated on June 16, 1992 and registered with the Luxembourg Trade Register ("Registre de Commerce et des Societes") under the number B-40.630.

     Article 3 of the articles of incorporation of the Company defines the purpose of the Company as follows: "the purposes for which the Company is formed are to engage in all transactions pertaining directly or indirectly to the acquisition of participating interests in any business enterprise, including but not limited to, the administration, management, control and development of any such enterprise, and to engage in all other transactions in which a company created under the laws of Luxembourg may engage".

   Directors

     Restrictions on voting - In case a director has a personal material interest in a proposal, arrangement or contract to be decided by the Company, article 13 of the articles of incorporation of the Company provide that the validity of the decision of the Company will not be affected by a conflict of interest existing for a director. However, any such personal interest must be disclosed to the board of directors and the concerned director can not vote on the relevant issue. Such conflict of interest must be reported to the next general meeting of shareholders.

     Compensation - The decision on the annual remuneration of the directors ("tantiemes") is reserved by article 12 of the articles of incorporation to the general meeting of shareholders. Directors can therefore not vote compensation to themselves. Yet, the Directors could vote on the employment contract terms of their own contract with the Company (including special bonuses there under) and, if the Articles so permit (which they do for MIC) on the allotment of shares under a share option scheme.

     Borrowing powers - The Directors generally have unrestricted borrowing powers on behalf of and for the benefit of the Company.

     Age limit - There is no age limit for being a director of the Company. Directors are appointed for a maximum of six years and are re-eligible.

     Share ownership requirements - Directors need not be shareholders.

   Shares

     Rights attached to the shares - The Company has only one class of shares, each share entitling (i) to one vote at the general meeting of shareholders,
(ii) to receiving dividends out of distributable profits when such distributions are decided and (iii) to share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right under any Share or Rights issue for cash, unless the Directors restrict the exercise thereof.

     Redemption of shares - The articles of incorporation provide for the possibility and the terms of the repurchase by the Company of its own shares, solely at the Company's initiative.

     Sinking funds - The Company's shares are not subject to any sinking fund.

     Liability to further Capital Calls - All of the issued shares in the Company's capital are fully paid. Accordingly none of the Company's shareholders are liable for further capital calls.

     Principal Shareholder Restrictions - There are no provisions in the articles of incorporation that would discriminate against any existing or prospective holder of the Company's shares as a result of such shareholder owning a substantial number of shares.

   Changes to the Shareholders' Rights

     In order to change the rights attached to the shares of the Company, a general meeting of shareholders must be duly convened and held before notary, as it implies the amendment of the articles of incorporation of the Company. A quorum of presence of at least 50% is required (in a meeting held on a first call) and the decision must be taken by a majority of two thirds of the shares present or represented. Any change to the obligations attached to shares may only be passed with the unanimous consent of all the shareholders.

   Shareholders meetings

     General meetings of shareholders are convened by convening notice published in the Luxembourg official Gazette and in a Luxembourg newspaper, twice at an interval of eight days, at least eight days prior to the meeting. If all the shares are registered shares, a convening notice may, as an alternative to the publication, be sent to each shareholder by registered mail at least eight days before the annual general meeting. According to article 17 of the articles of incorporation of the Company, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the general meeting of shareholders. An annual general meeting of shareholders must be convened every year on the date provided for in the articles of incorporation (article 18: the last Tuesday of May of each year). Other meetings can be convened as necessary.

   Limitation on Securities Ownership

     There are no limitations under Luxembourg law or the articles of incorporation on the rights for non-resident or foreign entities to own shares in the Company.

   Change of control

     There are no provisions in the articles of incorporation of the Company that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company, or any of its subsidiaries. Luxembourg laws impose the mandatory disclosure of an important participation in the Company and any change in such participation.

   Disclosure of Shareholder Ownership

     There are no provisions of the articles of incorporation by which a certain ownership threshold must be disclosed. However, Luxembourg laws provide that any entity or person holding more than certain thresholds (10%, 20%, 33 1/3%, 50% and 66 2/3%) of a company listed on the Luxembourg Stock Exchange must declare such shareholding to the Luxembourg Stock Exchange and to the Company itself. Such disclosure is mandatory also in case of a decrease beyond such respective thresholds.

Material Contracts

     In May 2003, the Company issued approximately $562 million of 11% Senior Notes due 2006 (the "11% Notes") and approximately $64 million of 2% Senior Convertible PIK (payment in kind) Notes due 2006 (the "2% Notes" together with the 11% Notes, the "New Notes") in exchange for $781 million of the Company's 13 1/2 Senior Subordinated Discount Notes due 2006 (the "Old Notes"). The 11% Notes were issued pursuant to an indenture dated May 8, 2003 between the Company and The Bank of New York (the "11% Indenture") and the 2% Notes were issued pursuant to an indenture dated May 8, 2003 between the Company and The Bank of New York (the "2% Indenture together with the 11% Indenture, the "New Indentures"). As of May 20, 2003, $137,080,000 of Old Notes remained outstanding.

     The New Notes are senior, unsecured obligations of the Company. The 11% Notes will bear interest at 11% and the 2% Notes will bear interest at 2% payable semi-annually in arrears on June 1 and December 1 of each year, with a final maturity on June 1, 2006. The interest on the 11% Notes is payable in cash. The interest on the 2% Notes is payable, at the Company's option, in cash or through the issuance of 2% Notes (valued at 100% of the principal amount of such additional notes).

     For the 11% Notes only, on each of June 1, 2004, December 1, 2004, June 1, 2005 and December 1, 2005 the Company will deposit with The Bank of New York or the Paying Agent under the 11% Indenture an amount in cash equal to $17,500,000. Each such amortization payment will be applied to the redemption on such date of $17,500,000 in principal amount of 11% Notes.

     The Holders of the 2% Notes may convert their 2% Notes into shares of the Company's common stock at an initial conversion price of $10.75 per share, subject to adjustment as set forth in the 2% Indenture, at any time on or before the close of business on the last trading day prior to June 1, 2006, unless the Company has previously redeemed or repurchased the 2% Notes.

     At maturity of the 2% Notes, the Company may, at its option, pay all or a portion of the then outstanding principal amount of the 2% Notes in cash or in shares of the Company's common stock. If the Company decides to pay the holder of the 2% Notes all or a portion of the outstanding principal amount in shares of its common stock, the Company will calculate the number of shares of common stock such holder is entitled to receive by dividing the principal amount of 2% Notes being repaid by the lesser of (a) the conversion price and (b) the average closing price of the common stock over the 60 day period immediately preceding the maturity date.

     The New Notes are redeemable at the option of the Company, at any time prior to June 1, 2004 in whole or in part, at a price of 102.25% of the outstanding principal amount plus accrued and unpaid interest to the date of redemption and at June 1, 2004 and thereafter at a price of 100% of the outstanding principal amount plus accrued and unpaid interest to the date of redemption.

     The New Indentures pursuant to which the New Notes were issued contain certain covenants that, among others, restrict the ability of the Company, its Restricted Subsidiaries, Restricted Affiliates and Restricted Subsidiaries of its Restricted Affiliates (each as defined in the New Indentures) to (i) incur additional indebtedness; (ii) pledge or dispose of assets; (iii) make distributions on and repurchases of its common stock or make certain investments; (iv) have restrictions on the ability of Restricted Subsidiaries or Restricted Affiliates to make dividend or other payments to the Company; and (v) engage in transactions with affiliates. The Indenture also restricts the ability of the Company to merge or consolidate with or transfer all or substantially all of its assets to another entity.

     The issuance of the New Notes was conditioned upon delivery of consent to amendments to the indenture under which the Old Notes were issued (the "Old Indenture") and waivers to certain provisions contained in the Old Indenture. The Old Indenture was modified by a supplemental indenture. The supplemental indenture eliminated the covenants contained in the Old Indenture "Limitation on Restricted Payments", "Limitations on Dividend and Other Payment Restrictions Affecting Subsidiaries" and "Limitation on Asset Dispositions".

     The Company has paid each holder of the Old Notes that consented to the amendments to the Old Indenture $50 for each $1,000 in principal amount of outstanding Old Notes validly tendered by such consenting holder and accepted for exchange, as a consent fee.

Exchange Controls

     There are currently no governmental laws, decrees, regulations or other legislation of Luxembourg that may affect (i) the import or export of capital including the availability of cash and cash equivalents for use by the Company's group and (ii) the remittance of dividends, interests or other payments to non-resident holders of the Company's securities other than those deriving from the U.S.-Luxembourg double taxation treaty.

Taxation

     The following paragraphs describe very generally the tax laws of Luxembourg as they apply to investors in the Company, which is a Luxembourg corporation, and also the taxation of investors who are citizens, residents or domiciliaries of the United States. The following is intended merely as a general summary of the principal tax consequences of the receipt, holding and disposition of shares of MIC Common Stock, and is not intended as a substitute for professional tax advice that takes into account the particular circumstances relevant to a specific investor. Accordingly, investors should consult their own professional advisors on the possible tax consequences of holding or disposing of shares of MIC Common Stock, under the laws of their countries of citizenship, residence or domicile.

   Luxembourg Taxation

     Because the Company is a Luxembourg corporation, domestic Luxembourg law generally imposes a 20% withholding tax on dividends paid by the Company under certain circumstances. Certain reduced rates of withholding tax, or exemptions from withholding tax, are available under provisions of domestic Luxembourg law and bilateral tax treaties entered into between Luxembourg and various other countries. Investors should consult their tax advisors with respect to the possible availability of such reduced rates or exemptions.

   United States Investors

     (a) Luxembourg Taxation. The United States and Luxembourg have signed a Convention between the United States of America and the Grand-Duchy of Luxembourg with Respect to Taxes on Income and Property (the "Treaty") for the purpose of avoiding double taxation. The provisions of this new treaty governing taxes withheld at source apply to amounts paid or credited on or after January 1, 2001; for taxes on other income and on capital, the provisions of this new treaty apply for fiscal periods beginning on or after January 1, 2001. There is the possibility to opt for the provisions of the old Treaty for an additional taxable year if the old Treaty provides for a greater relief from tax. The old Treaty provides that dividends received from the Company by a U.S. Holder (as defined below) that qualifies for Treaty benefits and that does not conduct a business through a "permanent establishment" in Luxembourg, will be subject to Luxembourg tax at the rate of 7.5% on the gross amount of such dividend. The Luxembourg withholding agent is required to withhold Luxembourg tax at the full statutory rate subject to refund of amounts withheld in excess of the treaty rates upon the filing of appropriate documentation with the Luxembourg tax authorities. A U.S. Holder
(as defined below) whose only contact with Luxembourg is the receipt, holding and ultimate disposition of shares of MIC Common Stock should not be required to file any tax returns in Luxembourg.

     The new treaty changes the rate of Luxembourg tax on dividends received from the Company by a U.S. Holder from 7.5% to 15% of the gross amount of such dividend; if the U.S. Holder is a company that owns directly at least 10% of the Company's voting stock, then the new treaty will reduce the rate of Luxembourg taxation on dividends to 5%; in certain cases the new treaty will exempt from Luxembourg taxation dividends paid to U.S. Holders that are treated as corporations for U.S. federal income tax purposes, that are residents of the United States under the new treaty, and that directly hold at least 25% of the Company's voting stock. As in the current Treaty, these reduced rates will be available only for dividends that are not attributable to a permanent establishment through which the U.S. Holder conducts a business in Luxembourg. In addition, the benefits of the new treaty will be available to U.S. Holders that are "qualified residents" of the United States, as defined in the treaty.

     (b) Special Considerations. Unfavorable U.S. tax rules apply to U.S. shareholders of a "passive foreign investment company" ("PFIC") or a "foreign personal holding company" ("FPHC"). There can be no assurance that we presently are not, or will not become, a PFIC. Our substantial investment in associated companies' securities and other "passive assets", and the recent decline in the value of our stock, result in a risk that we are a PFIC or could become a PFIC in the future. See "--PFIC Considerations" and "--FPHC Considerations."

     (c) Taxation of Distributions on MIC Common Stock. Distributions made by the Company with respect to MIC Common Stock (including the amount of any Luxembourg taxes withheld there from) will generally be includable in the gross income of a United States person who is an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or a partnership created or organized in the United States or under the laws of the United States or of any state, or an estate or trust (other than a foreign estate or trust) that holds MIC Common Stock (a "U.S. Holder") as dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. A corporation organized in the United States or under the laws of the United States that owns 10% of the Company's voting stock, however, may be entitled to a deduction for United States income tax purposes for a portion of a distribution treated as dividend income. To the extent, if any, that the amount of any such distribution exceeds the Company's current or accumulated earnings and profits as so computed, it will first reduce the U.S. Holder's tax basis in its MIC Common Stock to the extent thereof, and, to the extent in excess of such tax basis, will be treated as a gain from the sale or exchange of property.

     On May 28, 2003, President Bush signed the Jobs and Growth Tax Relief Reconciliation Act of 2003. Among other changes, this legislation lowers from 39.5% to 15% the maximum tax rate applicable to "qualified dividends" received by individuals. Dividend income paid by the Company to a U.S. Holder will not be eligible for this rate reduction if the Company is a PFIC or a FPHC for its tax year in which the dividend is paid, or for its previous tax year. See "-PFIC Considerations" and "-FPHC Considerations".

     Future distributions of rights to subscribe to MIC Common Stock, or of MIC Common Stock that are made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

     Subject to certain conditions and limitations, the amount of any Luxembourg taxes (other than taxes with respect to which a U.S. Holder is entitled to a refund under the Treaty, even if such refund is not claimed or received) withheld on a distribution by the Company will be creditable against such holder's U.S. federal income tax liability. Distributions with respect to MIC Common Stock that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to the MIC Common Stock will generally constitute "passive income" or, in the case of certain
U.S. Holders, "financial services income."

     A U.S. Holder must hold the MIC Common Stock for a minimum holding period in order to claim a foreign tax credit with respect to Luxembourg tax withheld from a dividend distribution on the common stock. The minimum holding period for common stock is 16 days, and such holding period must be satisfied within the 30-day period beginning on the date that is 15 days prior to the ex-dividend date. Any period for which the U.S. Holder protects itself from risk of loss is not includable in the minimum 16-day holding period. Amounts not currently creditable against U.S. tax may instead be currently deducted at the election of the U.S. Holder.

     (d) Taxation on Disposition of MIC Common Stock. U.S. Holders will recognize gain or loss for U.S. federal income tax purposes on the sale or other disposition of MIC Common Stock in the same manner as on the sale or other disposition of any other shares. Such gain or loss will be a capital gain or loss if the MIC Common Stock is held as a capital asset. Gain, if any, generally will be U.S. source gain.

     Net capital gains (i.e. generally capital gains in excess of capital losses) recognized by an individual U.S. Holder upon the sale of a capital asset that has been held for more than 12 months will generally be subject to tax at a rate not to exceed 20%. Net capital gains recognized by an individual from the sale of a capital asset that had been held for 12 months or less will be subject to tax at ordinary income tax rates. In addition, capital gains recognized by a corporate U.S. Holder will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

     (e) PFIC Considerations. A foreign corporation is a PFIC for any taxable year if either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of its assets produce, or are held for the production of, "passive income." For purposes of determining whether it is a PFIC, a foreign corporation is treated as holding its share of the assets, and receiving its share of the income, of any other corporation in which it owns (directly or indirectly) 25% or more of the stock (by value). Our substantial investment in associated companies' securities and other "passive assets", and the recent decline in the value of our stock, as well as the possibility that the Company may generate significant amounts of passive income from time to time, could cause us to be a PFIC currently, or to become a PFIC in the future.

      If the Company is a PFIC in any taxable year, a U.S. Holder who beneficially owns MIC Common Stock, during such year must make an annual return on IRS Form 8621 that describes the distributions received with respect to the MIC Common Stock and any gain realized on the disposition of such MIC Common Stock. Furthermore, if the Company is a PFIC for any taxable year during which a U.S. Holder holds MIC Common Stock, such U.S. Holder generally will be subject to special rules (regardless of whether the Company continued to be a PFIC) with respect to (i) any "excess distribution" made with respect to the MIC Common Stock (generally, any distributions received by the U.S. Holder on MIC Common Stock in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the MIC Common Stock) and
(ii) any gain realized on the sale or other disposition of MIC Common Stock. Under these rules, (a) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the MIC Common Stock, (b) the amount allocated to the current taxable year would be taxed as ordinary income and (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other year.

     A U.S. Holder could avoid the imposition of the interest charge with respect to such shares by making certain elections (either a mark-to-market election or a qualified electing fund ("QEF") election). To make the mark-to-market election, the MIC Common Stock must be considered marketable under U.S. income tax rules. For a U.S. Holder to make the QEF election, the Company would have to satisfy certain reporting requirements.

     Neither we nor our advisors have the duty to or will undertake to inform U.S. Holders whether or not we are a PFIC. We do not currently intend to make available the information necessary for a U.S. Holder to make a QEF election in the event we are determined to be a PFIC.

     Because of the complexity of these rules regarding ownership of stock in a PFIC by a U.S. Holder, U.S. Holders of MIC Common Stock should consult with their own tax advisors regarding any potential reporting or tax obligations, as well as their potential election options.

     (f) FPHC Considerations. A foreign corporation will generally be a FPHC for any taxable year if (i) at least 60% (50% in certain cases) of its gross income consists of "foreign personal holding company income" and (ii) at any time during such year more than 50% of the voting power or value of its stock is owned, directly or pursuant to rules of attribution, by, or for, five or fewer individuals who are citizens or residents of the United States (a "U.S. Group"). For this purpose, foreign personal holding company income generally includes dividends and interest. Because the Company's principal source of income is expected to be dividends and interest from its subsidiaries, the Company is likely to satisfy the FPHC income test. With respect to the FPHC ownership test, although the Company believes that a significant percentage of its stock may be treated as owned, under the FPHC attribution rules, by five or fewer U.S. individuals, the Company is not aware of any facts which would indicate that a U.S. Group with respect to the Company exists as of March 15, 2003. Future changes in the ownership of the Company's stock, which the Company has no reason to anticipate, could affect its status for purposes of the FPHC rules.

     If the Company is a FPHC for any taxable year, each U.S. Holder who owns Shares on the last day of such year, or if earlier, the last day in such year on which a U.S. Group existed with respect to the Company will be required to include in gross income as a dividend such U.S. Holder's pro rata share of the Company's undistributed taxable income, subject to adjustments, determined using U.S. tax accounting principles.

Documents on Display

     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 11..QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The principal market risks to which the Company is exposed are interest rate risk and foreign currency exchange risk.

   Interest Rate Risk

     The interest rate risk to which the Company is exposed is principally a function of the Company's long-term debt. To alleviate this risk, the Company obtains both fixed-rate and floating-rate debt.

     The table below summarizes as at December 31, 2002, the Company's debt between fixed- and floating-rates.

                                                                   Amounts due within
                                         ---------------------------------------------------------------------------
                                                   1 - 2         2 - 3     3 - 4        4 - 5     After 5
                                         1 year    years         years     years        years      years     Total
                                         ------    ------       ------    -------       -----     -------  ---------
                                                             (US $000s, except percentages)
Fixed rate
U.S. dollar.....................         43,692    36,187        1,457    913,750         886          -     995,972
Average interest rate...........           12.7%     13.6%         6.2%      13.5%        6.9%         -

Colombia (1)....................            389         -            -          -           -          -         389
Mauritius.......................            105         -            -          -           -          -         105




Pakistan........................         18,764         -            -          -           -          -      18,764
Paraguay........................          1,169         -            -          -           -          -       1,169
Senegal.........................            326       278          166        142         140          -       1,052
                                         ------    ------       ------    -------       -----      -----   ---------
Local currency..................         20,753       278          166        142         140          -      21,479
                                         ------    ------       ------    -------       -----      -----   ---------
Average interest rate...........           11.8%      8.4%         8.4%       8.4%        8.4%
                                         ------    ------       ------    -------       -----      -----   ---------

Total fixed rate................         64,445    36,465        1,623    913,892       1,026          -   1,017,451
                                         ======    ======       ======    =======       =====      =====   =========

Floating rate
U.S. dollar.....................         52,888     9,288        6,981      3,969       3,570          -      76,696
Average interest rate...........            5.7%      5.3%         6.1%       6.2%        8.2%

Colombia (1)....................          7,190         -            -          -           -          -       7,190
Ghana...........................            451         -            -          -           -          -         451
Guatemala.......................          4,548     2,844        2,419      3,221       1,322      1,807      16,161
Mauritius.......................          2,433     1,426          569          -           -          -       4,428
Pakistan........................         15,176     6,592            -          -           -          -      21,768
Senegal.........................          1,720     1,516        1,516      1,516         758          -       7,026
Sri Lanka.......................          7,815     7,304        7,040        607           -          -      22,766
Sweden..........................              -    54,638            -          -           -          -      54,638
                                         ------    ------       ------    -------       -----      -----   ---------
Local currency..................         39,333    74,320       11,544      5,344       2,080      1,807     134,428
                                         ------    ------       ------    -------       -----      -----   ---------
Average interest rate...........           12.2%      7.3%        10.6%       8.7%        8.3%       8.2%
                                         ------    ------       ------    -------       -----      -----   ---------
                                         ------    ------       ------    -------       -----      -----   ---------
Total floating rate.............         92,221    83,608       18,525      9,313       5,650      1,807     211,124
                                         ======    ======       ======    =======       =====      =====   =========

Total...........................        156,666   120,073       20,148    923,205       6,676      1,807   1,228,575
                                         ======    ======       ======    =======       =====      =====   =========


(1) Operation sold in February 2003.

     The table below summarizes as at December 31, 2001, the Company's debt between fixed- and floating-rates.

                                                                   Amounts due within
                                                    1 - 2      2 - 3       3 - 4        4 - 5     After 5
                                          1 year    years      years       years        years      years      Total
                                         ------    ------       ------    -------       -----     -------  ---------
                                                             (US $000s, except percentages)
Fixed rate
U.S. dollar.....................         46,127    35,176       33,935          -     963,230          -   1,078,468
                                         ------    ------       ------    -------     -------      -----   ---------
Average interest rate...........           12.2%     13.6%        13.9%          -       13.5%         -

Argentina.......................            580       410            -          -           -          -         990
Colombia........................            421         -            -          -           -          -         421
India...........................              -         5            -          -           -          -           5
Mauritius.......................          2,043     1,436        1,346        346           -          -       5,171
Pakistan........................          7,477     3,914            -          -           -          -      11,391
Paraguay........................          1,889         -            -          -           -          -       1,889
Philippines.....................            623         -            -          -       1,449          -       2,072
Senegal.........................            197       170          121         20           -          -         508
                                         ------    ------       ------    -------     -------      -----   ---------
Local currency..................         13,230     5,935        1,467        366       1,449          -      22,447
Average interest rate...........           10.0%     12.5%        12.1%      12.2%       13.9%         -
                                         ------    ------       ------    -------     -------      -----   ---------

Total fixed rate................         59,357    41,111       35,402        366     964,679          -   1,100,915
                                         ======    ======       ======    =======       =====      =====   =========

Floating rate
U.S. dollar.....................         69,017    21,276       14,110     10,042       9,443          -     123,888
                                         ------    ------       ------    -------     -------      -----   ---------
Average interest rate...........            7.3%      7.9%         7.9%       6.8%        6.5%         -

Colombia........................          8,596         -            -          -           -          -       8,596
Ghana...........................          1,076       361            -          -           -          -       1,437
Guatemala.......................          3,632     1,863        4,890      3,352         382          -      14,119
Luxembourg......................              -     1,744            -          -           -          -       1,744
Pakistan........................              -     3,847            -          -           -          -       3,847
Philippines.....................          7,721         6            -          -           -          -       7,727
Senegal.........................          1,419     1,288        1,288      1,288       1,288        697       7,268
Singapore.......................             21         -            -          -           -          -          21
Sri Lanka.......................          3,059     6,937        6,937      6,025         468          -      23,426
Sweden..........................              -         -      173,365          -           -          -     173,365
                                         ------    ------       ------    -------     -------      -----   ---------
Local currency..................         25,524    16,046      186,480     10,665       2,138        697     241,550
                                         ------    ------       ------    -------     -------      -----   ---------
Average interest rate...........           12.9%     12.1%         6.3%      12.4%        9.4%       7.2%
                                         ------    ------       ------    -------     -------      -----   ---------
Total floating rate.............         94,541    37,322      200,590     20,707      11,581        697     365,438
                                         ======    ======       ======    =======      ======      =====   =========

Total...........................        153,898    78,433      235,992     21,073     976,260        697   1,466,353
                                         ======    ======       ======    =======     =======      =====   =========

     The Company does not use interest rate swaps, forward rate agreements or any future contracts but manages its interest exposure by diversifying its debt between fixed- and floating-rate loans.

     Included in the total for U.S. Dollar fixed rate balances above is $985,700,000 (2001: $1,061,740,000) in respect of the book value of Old Notes and notes in Colombia for which the fair value is $488,133,000 (2001:
$691,154,000). For all other amounts, the fair value is taken to be the book value as stated above.

   Exchange Rate Risk

     The Company is exposed to fluctuations of the U.S. dollar against certain other currencies. The Company publishes its financial statements in U.S. dollars while a significant proportion of its assets, liabilities, sales and costs are denominated in other currencies. The Company currently conducts business in 17 currencies.

     The Company seeks to protect its reported earnings from falling in U.S. dollar terms, from currency depreciation, by periodically adjusting its prices in local currency terms to reflect any such depreciation. In certain countries that experience very high inflation the Company sets its prices in direct relation to the U.S. dollar. However, there can be no assurance that a significant devaluation of a currency against the U.S. dollar can be offset, in whole or in part, by a corresponding price increase, even over the long term. To some extent, the broad mix of currencies in which the Company conducts its businesses and the geographic spread of its operations provides the Company with some measure of protection against specific exchange rate movements and reduces the overall sensitivity of the Company's results to specific exchange rate fluctuations. The Company does not hedge its foreign currency exposure as it is considered that the cost of purchasing financial instruments outweighs the benefits derived.

     At the venture level, the Company seeks to reduce its foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. In some cases, the Company may borrow in U.S. dollars because it is either advantageous for ventures to incur debt obligations in U.S. dollars or because dollar-denominated borrowing is the only funding source available to a venture. In these circumstances, the Company has currently decided to accept the inherent currency risk, principally because of the relatively high cost of buying, or inability to buy, forward cover in currencies of the countries in which the Company operates. See also Note 2 of the Notes to the Consolidated Annual Accounts for a description of the currencies in which the Company operates.

     The following table summarizes the Company's debt detailing the balances at December 31, 2002, that were denominated in U.S. dollars and that in other local currencies:

                                                                   Amounts due within
                                         ---------------------------------------------------------------------------
                                                    1 - 2        2 - 3     3 - 4       4 - 5      After 5
                                         1 year     years        years     years       years       years     Total
                                         ------    ------       ------    -------     -------     -------  ---------
                                                                       (US $000s)
U.S. dollar.....................         96,581     45,475       8,438    917,719    4,456             -   1,072,669

Colombia........................          7,579          -           -          -           -          -       7,579
Ghana...........................            451          -           -          -           -          -         451
Guatemala.......................          4,547      2,844       2,419      3,221       1,322      1,807      16,160
Mauritius.......................          2,538      1,426         569          -           -          -       4,533
Pakistan........................         33,940      6,592           -          -           -          -      40,532
Paraguay........................          1,169          -           -          -           -          -       1,169
Senegal.........................          2,046      1,794       1,682      1,658         898          -       8,078
Sri Lanka.......................          7,815      7,304       7,040        607           -          -      22,766
Sweden..........................              -     54,638           -          -           -          -      54,638
                                         ------    ------       ------    -------     -------      -----   ---------
Total local currency............         60,085     74,598      11,710      5,486       2,220      1,807     155,906
                                         ------    ------       ------    -------     -------      -----   ---------

Total...........................        156,666    120,073      20,148    923,205       6,676      1,807   1,228,575
                                         ======    ======       ======    =======      ======      =====   =========

     The following table summarizes the Company's debt detailing the balances at December 31, 2001, that were denominated in U.S. dollars and that in other local currencies:

                                                                   Amounts due within
                                                   1 - 2        2 - 3      3 - 4      4 - 5      After 5
                                         1 year    years        years      years      years        years      Total
                                         ------    ------       ------    -------     -------    -------   ---------
                                                                         ($'000)
U.S. dollar.....................        115,143     56,453      48,045     10,042     972,673          -   1,202,356
                                         ------    ------       ------    -------     -------      -----   ---------

Argentina.......................            580        410           -          -           -          -         990
Colombia........................          9,017          -           -          -           -          -       9,017
Ghana...........................          1,076        361           -          -           -          -       1,437
Guatemala.......................          3,632      1,863       4,890      3,352         382          -      14,119
India...........................              -          5           -          -           -          -           5
Luxembourg......................              -      1,744           -          -           -          -       1,744
Mauritius.......................          2,043      1,436       1,346        346           -          -       5,171
Pakistan........................          7,477      7,761           -          -           -          -      15,238
Paraguay........................          1,889          -           -          -           -          -       1,889
Philippines.....................          8,344          6           -          -       1,449          -       9,799
Senegal.........................          1,616      1,458       1,409      1,308       1,288        697       7,774
Singapore.......................             21          -           -          -           -          -          21
Sri Lanka.......................          3,059      6,937       6,937      6,025         468          -      23,428
Sweden..........................              -          -     173,365          -           -          -     173,365
                                         ------    ------       ------    -------     -------      -----   ---------
Total local currency............         38,754     21,981     187,947     11,031       3,587        697     263,997
                                         ------    ------       ------    -------     -------      -----   ---------

Total...........................        153,898     78,433     235,992     21,073     976,260        697   1,466,353
                                         ======    ======       ======    =======      ======      =====   =========

     In the years ended December 31, 2002, 2001 and 2000 the Company incurred exchange losses of $23,483,000, $17,313,000 and $23,015,000, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Within 90 days prior to the date of this report, the Company, under the supervision and with the participation of the Company's management, including the Chief Executive Officer, the Chief Financial Controller and the Chief of Finance - Global Operations, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer, Chief Financial Controller and Chief of Finance - Global Operations concluded that the Company's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. The Company's management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

     There have been no significant changes in the Company's internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.


ITEM 16. [RESERVED]


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 through F-82.

ITEM 19. EXHIBITS

1.1 Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A.

4.1 Indenture dated May 8, 2003, between the Company and The Bank of New York, as trustee, relating to $562,219,000 11% Senior Subordinated Notes due 2006.

4.2 Indenture dated May 8, 2003, between the Company and The Bank of New York, as trustee, relating to $63,714,000 2% Senior Convertible PIK Notes due 2006.

4.3 Supplemental indenture dated May 23, 2003, between the Company and The Bank of New York, as trustee, relating to the 13 1/2% Senior Subordinated Notes due 2006.

7.1      Explanation of the calculation of earnings per share.

99.1     Section 906 Certifications.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated June 30, 2003




                                            MILLICOM INTERNATIONAL CELLULAR S.A.


                                            By: /s/  E. Hakan Ledin
                                                --------------------------------
                                            Name:  E. Hakan Ledin
                                            Title: Chairman and Director



                                            By: /s/  M. Beuls
                                                --------------------------------
                                                Name:  M. Beuls
                                                Title: President and
                                                       Chief Executive Officer

I, Marc Beuls, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Millicom International Cellular S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have;

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    June 30, 2003
                                            /s/  Marc Beuls
                                            ------------------------------------
                                            Marc Beuls
                                            Chief Executive Officer

I, John Ratcliffe, Chief Financial Controller, certify that:

1. I have reviewed this annual report on Form 20-F of Millicom International Cellular S.A;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have;

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    June 30, 2003
                                            /s/  John Ratcliffe
                                            ------------------------------------
                                            John Ratcliffe
                                            Chief Financial Controller

I, Judy Tan, Chief of Finance - Global Operations, certify that:

1. I have reviewed this annual report on Form 20-F of Millicom International Cellular S.A;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have;

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:    June 30, 2003
                                            /s/  Judy Tan
                                            ------------------------------------
                                            Judy Tan
                                            Chief of Finance -- Global
                                              Operations

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                       OF
                      MILLICOM INTERNATIONAL CELLULAR S.A.
                                AND SUBSIDIARIES


Independent Auditor's Report.............................................    F-1
Consolidated Balance Sheets as of December 31, 2002 and 2001.............    F-2
Consolidated Statements of Profit and Loss for the years ended
        December 31, 2002, 2001 and 2000.................................    F-4
Consolidated Statements of Cash Flows for the years ended
        December 31, 2002, 2001 and 2000.................................    F-5
Consolidated Statements of Changes in Shareholders' Equity for
        the Years ended December 31, 2002, 2001 and 2000.................    F-6
Notes to the Consolidated Annual Accounts as of December 31, 2002
        and 2001, including reconciliation to U.S. GAAP (Note 30)........    F-7
1.      Organization.....................................................    F-7
2.      Summary of Consolidation and Accounting Policies.................    F-7
        (a)     Group Accounting.........................................    F-8
        (b)     Goodwill.................................................    F-9
        (c)     Licenses.................................................   F-10
        (d)     Deferred costs...........................................   F-10
        (e)     Tangible assets..........................................   F-10
        (f)     Inventories..............................................   F-11
        (g)     Time and pledged deposits................................   F-11
        (h)     Cash and cash equivalents................................   F-11
        (i)     Foreign currency translation.............................   F-11
        (j)     Revenue recognition......................................   F-12
        (k)     Prepaid cards............................................   F-13
        (l)     Cost of sales............................................   F-13
        (m)     Customer acquisition costs...............................   F-13
        (n)     Leases...................................................   F-13
        (o)     Taxation.................................................   F-14
        (p)     (Loss) earnings per common share.........................   F-14
        (q)     Amounts due from joint ventures..........................   F-14
        (r)     Financial instruments....................................   F-14
        (s)     Risk management..........................................   F-16
        (t)     Impairment of non-financial assets.......................   F-17
        (u)     Segment reporting........................................   F-17
        (v)     Comparatives.............................................   F-17
        (w)     Equity compensation benefits.............................   F-17
3.      Joint Ventures and Subsidiaries..................................   F-18
        (a)     Joint ventures...........................................   F-20
        (b)     Subsidiary companies.....................................   F-21
        (c)     Associated companies.....................................   F-21
4.      Goodwill.........................................................   F-22
5.      Licenses.........................................................   F-24
6.      Deferred costs and other non-current assets, net.................   F-25
7.      Tangible assets..................................................   F-26
8.      Investment in Securities.........................................   F-27
9.      Derivatives arising from business combinations...................   F-29
10.     Pledged deposits.................................................   F-31
11.     Inventories......................................................   F-32

12.     Trade receivables, net...........................................   F-32
13.     Other current assets.............................................   F-33
14.     Time deposits....................................................   F-33
15.     Cash and cash equivalents........................................   F-34
16.     Shareholder's equity.............................................   F-34
        (a)     Share capital and premium................................   F-34
        (b)     Treasury stock...........................................   F-34
        (c)     Legal and consolidation reserves.........................   F-34
        (d)     Options outstanding......................................   F-35
17.     Borrowings.......................................................   F-37
        (a)     Company borrowings.......................................   F-37
        (b)     Corporate subordinated debt..............................   F-39
        (c)     Other debt...............................................   F-41
        (d)     Analysis of borrowings by maturity.......................   F-43
18.     Analysis of group revenues and cost of revenues,
          segmental reporting............................................   F-44
19.     Personnel charges................................................   F-48
20.     Gain and loss on exchange, disposal and write-down of assets, net   F-49
        (a)     Write-down of assets, net................................   F-49
        (b)     Gain (loss) from sale of subsidiaries and joint
                  ventures, net..........................................   F-51
        (c)     (Loss) gain from investment securities...................   F-52
        (d)     Disclosure on discounting operations.....................   F-53
21.     Taxes   .........................................................   F-54
22.     Cash flow from operating activities..............................   F-56
23.     Acquisition of subsidiaries......................................   F-56
24.     Disposal of subsidiaries.........................................   F-57
25.     Non-cash investing and financing activities......................   F-57
26.     Commitments and contingencies....................................   F-58
27.     Related party transactions.......................................   F-60
28.     Other current liabilities........................................   F-63
29.     (Loss) earnings per common share.................................   F-63
30.     Reconciliation to U.S. GAAP......................................   F-64
31.     Subsequent Events................................................   F-81

PricewaterhouseCooper

--------------------------------------------------------------------------------
                                                PricewaterhouseCooper
                                                Societe a responsabilite limitee
Report of the independent auditors              Reviseur d'entreprises
                                                400, route d'Esch
                                                B.P. 1443
To the shareholders of                          L-1014 Luxembourg
Millicom International Cellular S.A.            Telephone +352 494848-1
                                                Facsimile + 352 494848-2099
--------------------------------------------------------------------------------

     We have audited the accompanying consolidated balance sheets of Millicom International Cellular S.A. and its subsidiaries ("MIC") as of December 31, 2002 and 2001, and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows for the three years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millicom International Cellular S.A. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations, changes in shareholders' equity and cash flows for the three years ended December 31, 2002, 2001 and 2000, in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the profit (loss) after taxes for each year, as well as the shareholders' equity for the three years ended December 31, 2002, 2001 and 2000, to the extent summarized in Note 30 to the consolidated financial statements.

     As discussed in Note 30, MIC has restated its shareholders' equity and its profit (loss) after taxes as of and for each of the two years ended December 31, 2001 and 2000 as reported in accordance with accounting principles generally accepted in the United States, previously audited by other independent auditors who have ceased operations.


PricewaterhouseCoopers S.a r.l.                      Luxembourg, June 30, 2003
Reviseur d'entreprises

Consolidated balance sheets                               Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


                                                            2002          2001
                                             -----------------------------------

ASSETS                                       Notes      US$ `000       US$ `000
--------------------------------------------------------------------------------

NON-CURRENT ASSETS

Intangible assets

    Goodwill, net                                4        10,172         52,575
    Licenses, net                                5        84,471        164,541
    Deferred costs and other
       non-current assets, net                   6         4,919         15,685

Tangible assets, net                             7       458,933        512,236

Financial assets

    Investment in securities                     8       220,386        676,829
    Investments in associated companies          3        1,013         52,858
    Pledged deposits                            10        32,921         47,404

Deferred taxation                               21         8,470          3,785

                                                      ----------      ---------
TOTAL NON-CURRENT ASSETS                                 821,285      1,525,913
                                                      ----------      ---------

CURRENT ASSETS

Investment in securities                         8       101,540              -
Inventories                                     11         6,962         12,932
Trade receivables, net                          12       113,221        136,078
Amounts due from joint ventures                  3        14,053         46,001
Amounts due from other related parties          27         6,806          9,258
Prepaid and accrued income                                14,148         27,228
Other current assets                            13        38,453         35,800
Time deposits                                   14        16,200         21,444
Cash and cash equivalents                       15        70,451         56,276


                                                      ----------      ---------
TOTAL CURRENT ASSETS                                     381,834        345,017
                                                      ----------      ---------

TOTAL ASSETS                                           1,203,119      1,870,930
                                                      ==========      =========


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets                               Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------




                                                            2002           2001
                                                        ------------------------

SHAREHOLDERS' EQUITY
  AND LIABILITIES                            Notes      US$ `000       US$ `000
--------------------------------------------------------------------------------

 SHAREHOLDERS' EQUITY                           16

    Share capital and premium                            281,989        281,989
    Treasury stock                                       (54,521)       (52,033)
    Legal reserve                                          4,256          4,256
    Retained (loss) profit brought forward               (57,719)        80,334
    Loss for the year                                   (385,143)      (138,053)
    Revaluation reserve                                        -       (61,325)
    Currency translation reserve                         (84,121)      (46,274)

                                                        ---------     ----------
 TOTAL SHAREHOLDERS' EQUITY                             (295,259)         68,894
                                                        ---------     ----------

 Minority interest                                        23,733          10,262

 LIABILITIES

 NON-CURRENT LIABILITIES

    Deferred taxation                           21        26,874         20,507
    Borrowings
       Corporate subordinated debt              17       912,539        954,601
       Other debt and financing                 17       159,370        347,475
                                                       ---------      ---------
                                                       1,098,783      1,322,583
                                                       ---------      --------
 CURRENT LIABILITIES

    Other debt and financing                    17       156,666        153,898
    Trade payables                                        90,945        109,739
    Amounts due to shareholders                 27         4,021          7,158
    Amounts due to other related parties        27         6,487         11,304
    Other financial liabilities                  9             -         36,365
    Accrued interest and other expenses                   42,745         57,981
    Other current liabilities                   28        74,998         92,746
                                                       ---------      ----------
                                                         375,862        469,191
                                                       ---------      ----------
 TOTAL LIABILITIES                                     1,474,645      1,791,774
                                                       ---------      ----------

 TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES
                                                       1,203,119      1,870,930
                                                       =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit and loss                                                        Millicom International
for the years ended December 31, 2002, 2001 and 2000                                                        Cellular S.A
------------------------------------------------------------------------------------------------------------------------

                                                                                   2002             2001            2000
                                                               ---------------------------------------------------------
                                                               Notes           US$ '000         US$ '000        US$ '000

Revenues                                                          18            605,186          644,570          570,840

Cost of sales                                                     18           (269,621)        (283,443)        (318,316)
                                                                             ----------       ----------       ----------
GROSS PROFIT                                                                    335,565          361,127          252,524

Sales and marketing                                                             (80,941)         (95,463)         (88,097)
General and administrative expenses                                            (164,703)        (172,912)        (174,177)
Gain (loss) from sale of subsidiaries and joint ventures, net     20             88,814           35,047          (2,755)
Other operating expenses                                         4, 20          (56,422)         (35,013)         (40,873)

                                                                             ----------       ----------       ----------
OPERATING PROFIT (LOSS)                                                         122,313           92,786          (53,378)

Profit (loss) from associated companies                           18                 62           (3,112)         (43,178)

                                                                             ----------       ----------       ----------
PROFIT (LOSS) BEFORE  FINANCIAL INCOME  (EXPENSE),  TAXES AND                   122,375           89,674         (96,556)
MINORITY INTEREST

(Loss) gain from investment securities                            20          (299,963)         (15,931)          665,262
Interest expense                                                  17          (185,959)        (209,912)        (196,002)
Interest income                                                                  12,726           22,768           28,395
Other income                                                     16,17           42,247           11,596                -
Fair value result on financial instruments                         9            (7,858)          (9,914)                -
Exchange loss, net                                                             (23,483)         (17,313)         (23,015)

                                                                             ----------       ----------       ----------
(LOSS) PROFIT BEFORE TAXES AND MINORITY INTEREST                              (339,915)        (129,032)          378,084
Charge for taxes                                                  21           (22,734)          (8,217)         (26,264)

                                                                             ----------       ----------       ----------
(LOSS) PROFIT BEFORE MINORITY INTEREST                                        (362,649)        (137,249)          351,820
Minority interest                                                              (22,494)            (804)            3,568

                                                                             ----------       ----------       ----------
NET (LOSS) PROFIT FOR THE YEAR                                                (385,143)        (138,053)          355,388
                                                                             ==========       ==========       ==========

Basic (loss) earnings per common share (US$)                      29             (23.60)           (8.46)           21.84
                                                                             ==========       ==========       ==========
Weighted average number of shares
  outstanding in the year (in 000's)                              29             16,318           16,314           16,273
                                                                             ==========       ==========       ==========
Diluted (loss) earnings per common  share, (US$)                  29             (23.60)           (8.46)           21.54
                                                                             ==========       ==========       ==========
Weighted average number of shares and
  diluted potential common shares (in 000's)                      29             16,318           16,314           16,500
                                                                             ==========       ==========       ==========

Consolidated statements of Cash Flows                                                      Millicom International
for the years ended December 31, 2002, 2001 and 2000                                                 Cellular S.A
-----------------------------------------------------------------------------------------------------------------

                                                                       2002              2001                2000
                                                           ------------------------------------------------------
                                                           Notes     US $'000            US $'000        US $'000
                                                           ------------------------------------------------------


Net cash provided by operating activities                  22          72,581            103,969         127,469
                                                                    ---------          ---------         -------

Cash flow from investing activities
Acquisition of subsidiaries and joint ventures,
  net of cash acquired                                     23          (2,000)            (22,978)        (27,399)
Increase in investment in associate company                                 -            (29,213)              -
Cash impact of change in consolidation method                               -                 470            366
Proceeds from the disposal of subsidiaries and
joint ventures, net of cash                                24         135,071             19,251              17
Purchase of licenses and other non-current assets
                                                                       (2,064)            (11,631)        (29,833)
Increase in deferred costs                                             (3,141)             (6,692)         (6,400)
Purchase of investments in securities                                    (186)             (1,728)        (11,646)
Proceeds from the disposal of investments in securities
                                                                      167,082             125,196          65,434
Purchase of tangible fixed assets                                    (135,818)           (192,178)       (182,771)
Disposal of tangible fixed assets                                         307              16,873           2,427
Increase in amounts due from joint venture partners
                                                                       (7,131)            (35,372)         (2,294)
Increase in pledged deposits                                          (16,506)            (39,083)         (2,414)
Decrease in time deposits                                               6,051              10,011          12,149
                                                                   ----------          ----------        --------
Net cash provided (used) by investing activities                      141,665            (167,074)       (182,364)
                                                                   ----------          ----------        --------

Cash flow from financing activities
Proceeds from the issuance of share capital                                 -                   -             774
Proceeds from the issuance of debt  and other financing
                                                                      182,828             379,957         276,778
Repayment of debt and other financing                                (363,584)           (358,294)       (173,563)
Proceeds from minority share of
  recapitalization of subsidiary                                            -                   -           4,206
Payment of dividends to minority interests                            (16,536)                  -               -
Proceeds from shareholders                                                  -                 905             516
Net (purchase) sale of treasury stocks                                 (2,488)                  8           3,797
                                                                   ----------          ----------        --------
Net cash (used) provided by financing activities
                                                                     (199,780)             22,576         112,508
                                                                   ----------          ----------        --------
Cash effect of exchange rate changes                                     (291)              1,884            (775)
                                                                   ----------          ----------        --------

Net increase (decrease) in cash and
  cash equivalents                                                     14,175           (38,645)           56,838
Cash and cash equivalents, beginning                                   56,276             94,921           38,083
                                                                   ----------          ----------        --------
Cash and cash equivalents, ending                                      70,451              56,276          94,921
                                                                   ==========          ==========        ========


     The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Changes                                                                     Millicom International
in Shareholders' Equity                                                                                         Cellular S.A.
for the years ended December 31, 2002, 2001 and 2000
------------------------------------------------------------------------------------------------------------------------------
                                   -------------------------------------------------------------------------------------------
                                   Number of  Number of                                                   Profit
                                   shares     shares                                                      and loss    Other
                                   out-       held in      Share      Share       Treasury   Revaluation  account     Reserves
                                   Standing   the Group    Capital    premium     stock      reserve      (Restated)  (i)
                                   ---------  ---------    --------   --------    --------   -----------  ----------  --------
                                      `000       `000      US$ `000   US$ `000    US$ `000   US$ `000     US$ `000    US$ `000
                                   ---------  ---------    --------   --------    --------   ----------   ----------  --------
Balance as of December 31, 1999      70,737     (22,036)    141,474    136,742    (55,838)    333,778    (225,828)    (35,499)

Transfer to legal reserve              --          --          --         --         --          --          (613)        613

Shares issued via the  exercise          13         150          26        748      3,797        --          --          --
of options during the year

Profit for the year                    --          --          --         --         --          --       355,388        --

Movement in revaluation reserve        --          --          --         --         --      (316,042)       --          --

Movement in currency translation       --          --          --         --         --          --          --         2,445
reserve

                                   --------    --------    --------   --------   --------    --------    --------    --------
Balance as of December 31, 2000      70,750     (21,886)    141,500    137,490    (52,041)     17,736     128,947     (32,441)

Cumulative effect of adopting          --          --          --         --         --          --       (45,264)       --
IAS 39 (ii)

                                   --------    --------    --------   --------   --------    --------    --------    --------
Restated balance as of January       70,750     (21,886)    141,500    137,490    (52,041)     17,736      83,683     (32,441)
1, 2001

Transfer to legal reserve              --          --          --         --         --          --        (3,349)      3,349

Shares issued/sold via the             --             1        --         --            8        --          --          --
 exercise of options  during the
 year

Loss for the year                      --          --          --         --         --          --      (138,053)       --

Issuance of Shares                      374        --           749      2,250       --          --          --          --

Movement in revaluation reserve        --          --          --         --         --       (79,061)       --          --

 Movement in currency                  --          --          --         --         --          --          --       (12,926)
 translation reserve

                                   --------    --------    --------   --------   --------    --------    --------    --------
Balance as of December 31, 2001      71,124     (21,885)    142,249    139,740    (52,033)    (61,325)    (57,719)    (42,018)

Shares issued/sold via the             --          --          --         --         --          --          --          --
 exercise of options during the
 year

Loss for the year                      --          --          --         --         --          --      (385,143)       --

Shares purchased during the year       --          (386)       --         --       (2,488)       --          --          --
Effect of reverse stock split       (47,416)     14,847        --         --         --          --          --          --

 Prolonged decrease in  market         --          --          --         --         --        61,325        --          --
value

 Movement in currency                  --          --          --         --         --          --          --       (37,847)
translation reserve

                                   --------    --------    --------   --------   --------    --------    --------    --------
Balance as of December 31, 2002      23,708      (7,424)    142,249    139,740    (54,521)       --      (442,862)    (79,865)
                                   ========    ========    ========   ========   ========    ========    ========    ========

(i) Other  reserves  at  December  31,  2002  consist  of  a  $(84,121,000)  currency  translation  reserve  (2001:  $(46,274,000),
    2000: $(33,348,000)) and a $4,256,000 legal reserve (2001: $4,256,000, 2000: $907,000 ).

(ii)  See Note 2r.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


1.   ORGANIZATION

Millicom International Cellular S.A. (the "Company"), a Luxembourg Societe Anonyme, and its subsidiaries, joint ventures and associated companies (the "Group" or "MIC") is a global telecommunications investor with cellular operations in Latin America, Asia and Africa. As of December 31, 2002, the Company had interests in 16 cellular operations in 15 countries. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.8% interest in Tele2 AB. Tele2 AB is an alternative pan-European telecommunications company offering fixed and mobile telephony, data network and internet services in 22 countries. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg stock exchange. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg.

MIC's cellular interests ("MIC Cellular") operate through strategic operating entities principally focused on major geographic regions of the world:

Sanbao Telecom (Asia)
MIC Latin America
MIC Africa

In 2001, MIC disposed of FORA Telecom, its Russian segment (Note 20). In November 2002, MIC disposed of MIC Systems, its GSM clearing-house.

The Group was formed in December 1990 when Industriforvaltnings AB Kinnevik ("Kinnevik"), a company established in Sweden, and Millicom Incorporated ("Millicom"), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged ("the Merger") into a wholly owned subsidiary of MIC, MIC-USA Inc ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom's common stock were exchanged for approximately 46.5% of MIC's common stock outstanding at that time.

As of December 31, 2002, Kinnevik owns approximately 36% of MIC.

2.   SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. These consolidated financial statements are not prepared for the purposes of statutory filing.

The Group has experienced significant losses during the last two years and has negative equity of $295,259,000 at December 31, 2002. The Group has substantial outstanding debt, significant debt service obligations and capital requirements. Management of the Group has taken certain measures to restructure the operations of the Group and reduce the extent of its obligations. This has included the disposal of certain businesses and investments during 2002 (see Note 20) and subsequent to the end of the year (see Note 31). Further, the Group has made an exchange offer

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


to holders of the Senior Subordinated Discount Notes (see Note 17 for a description of the Senior Subordinated Discount Notes, and Note 31 for a description of the exchange offer). Management expects that the Group will generate sufficient cash from operations to meet its obligations as they come due and the financial statements have been prepared on the basis that the Group is a going concern.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

Beginning on January 1, 2001, IAS 39, "Financial Instruments: Recognition and Measurement" became effective. The statement required that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Upon adoption of IAS 39, the Group recorded a cumulative adjustment, reflected in shareholders' equity, related to the options and other contracts as discussed in note 9, of $45,264,000.

The consolidated financial statements are prepared in accordance with the following significant consolidation and accounting policies:

     a) Group accounting

Subsidiaries
Subsidiaries, which are those entities (including Special Purpose Entities) in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note 2(b) for the accounting policy on goodwill. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associates
Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

Joint ventures

Entities that are jointly controlled are consolidated using the proportional method which combines the Group's assets, liabilities, income and expenses with the Group's share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest.

The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other venturers. The Group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

     b) Goodwill

     The excess of cost of an acquisition over the Group's interest in the fair value of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of transaction is recorded as Goodwill and recognized as an asset in the balance sheet. Goodwill is amortized using the straight-line method over its estimated useful life but not longer than 20 years. Goodwill on associates is included in their carrying value in the caption "Investments in associated companies".

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the identifiable non-monetary assets acquired, is recognized in the income statement over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; negative goodwill in excess of the fair values of those assets is recognized in the income statement immediately.

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


     c) Licenses

The carrying value of licenses for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by joint ventures and subsidiaries is disclosed in note 5.

The Group operates in an industry that is subject to changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate making, frequency allocation and technical standards. Licenses are amortized using the straight-line basis over periods of five to 20 years depending on the term of the license. Licenses held, subject to certain conditions, are renewable and are generally non-exclusive. MIC does not currently expect any of the Group's telephone operations to be required to cease due to license reviews and renewals. Under the terms of the respective licenses, the joint ventures and subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

     d)  Deferred costs

The Group capitalizes internal software development costs. The capitalization of these costs begins when a software package's technological feasibility has been established and the costs can be measured reliably and ends when the software package is completed and ready for use. On completion of each software package, such costs are amortized on a straight-line basis over three to five years with a periodic evaluation as to their ultimate realization. The majority of these costs related to Multinational Automated Clearing House SA ("MACH"), a subsidiary developing clearing services for Global System for Mobile Communications ("GSM") operators.

     e)  Tangible assets

Tangible assets are stated at cost and are depreciated over their estimated useful lives using the straight-line method. All repairs and maintenance expenditures are expensed as they occur.

Maximum estimated useful lives are:

                  Buildings                40 years or life of lease if lower
                  Networks                 five to ten years
                  Other                    two to seven years

Construction in progress consists of the cost of labor and other direct costs associated with tangible assets being constructed by the Group.

Costs directly associated with the establishment of new networks are recorded as construction in progress in tangible fixed assets in the consolidated balance sheets. Such costs are primarily related to engineering and design work for the installation of the network and systems integral to its operation. The amortization of these costs commences on the date that the network becomes operational.

The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


     f) Inventories


Inventories consist of cellular telephone equipment and related accessories, which are classified as trading inventory, and network equipment spares, which are classified as non-trading inventory. Inventory is stated at the lower of cost or market value, with cost determined on a first-in, first-out basis and market value based on the estimated net realizable value.

     g)  Time and pledged deposits


Time deposits represent cash deposits with banks that earn interest at market rates and have maturity periods of between six and nine months.

Pledged deposits represent contracted cash deposits with banks that are held as security for debts either at the corporate or operational entity level. MIC is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

     h)  Cash and cash equivalents

Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included within other debt and financing in current liabilities on the balance sheet.

     i)  Foreign currency translation


    i) Reporting and measurement currency

The measurement currency of the Group is the US dollar. The Company is located in Luxembourg and its subsidiaries, joint ventures and associated companies operate in different currencies. The measurement currency of the Company is the US dollar because of the significant influence of the US dollar on its operations. The measurement currency of each subsidiary, joint venture and associated company, where these are foreign entities, is determined in accordance with the requirements of SIC 19 `Reporting Currency - Measurement and Presentation of Financial Statements under IAS 21 and IAS 29'.

     ii) Transactions and balances

In the financial statements of Group entities, transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rate existing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year-end are reported at the exchange rates prevailing at the year-end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the consolidated statements of profit and loss.

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


For the purposes of consolidating joint ventures and subsidiaries that report in currencies other than US dollars, the balance sheets are translated using the closing rate method. Profit and loss accounts are translated at the average exchange rate during the year. Foreign exchange gains and losses arising from the translation of financial statements are recorded as a separate component of shareholders' equity.

The following is a table of the principal currency translation rates to the US dollar as of December 31, 2002 and 2001 and the average rates for the year ended December 31, 2002.

                                       2002             2002           2001
Country               Currency     Average rate    Year-end rate   Year-end rate
--------------------------------------------------------------------------------

Argentina             Pesos             3.15             3.36           1.00
El Salvador           Colon             8.75             8.75           8.75
Ghana                 Cedi          7,957.19         8,400.00       7,400.00
Guatemala             Quetzal           7.81             7.64           7.91
Honduras              Lempira          16.39            16.92          15.88
India                 Rupee            48.56            47.97          48.22
Luxembourg            Euro              1.06             0.95           1.12
Mauritius             Rupee            29.96            29.30          30.25
Pakistan              Rupee            59.50            58.25          59.90
Paraguay              Guarani       5,697.27         7,150.00       4,635.00
Philippines           Peso             51.74            53.60          51.60
Senegal               CFA franc       696.21           625.76         736.70
Sierra Leone          Leone         2,058.09         1,970.00       2,091.00
Sri Lanka             Rupee            95.56            96.73          93.16
Tanzania              Shilling        960.69           963.00         917.00
United Kingdom        Pound             0.67             0.62           0.69

Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the period.

Foreign exchange risk
MIC seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, MIC may borrow in US dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or because US dollar-denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, MIC has currently decided to accept the remaining currency risk associated with the financing of its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover in the currencies of the countries in which the Group operates.

     j) Revenue recognition

The Group revenue sources in the consolidated income statement comprise the following:

Revenues from provision of telecom services
These recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees, revenue from the provision of data clearing services and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

Connection revenues
Initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

Equipment revenues
These revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

     k) Prepaid cards

Prepaid cards allow the forward purchase of a specified amount of airtime by customers. Revenues are recognized as credit is used. Unutilized airtime is carried in the balance sheet and is included under deferred income within other current liabilities.

     l) Cost of sales

The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, rental of channel, costs of handsets and other accessories sold and commissions payable to agents for obtaining customers on behalf of the Group. Costs of sales are recorded on an accrual basis.

Cost of sales also includes the depreciation, amortization and impairment of network equipment (Note 2 e) and licenses (Note 2 c).

     m) Customer acquisition costs

Specific customer acquisition costs, including handset subsidies and free phone promotions, are charged to sales and marketing when the subscriber is activated. Advertising costs are charged to sales and marketing when incurred and amounted to $24,914,000 for the year ended December 31, 2002 (2001: $31,376,000; 2000 :
$30,065,000).

     n) Leases

Operating lease rentals are charged to the profit and loss account on a straight-line basis over the life of the lease.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


     o)  Taxation

The companies of the Group are subject to taxation in the countries in which they operate. Corporate tax, including deferred taxation where appropriate, is applied at the applicable current rates on their taxable profits. Deferred income taxes are determined using the liability method whereby the future expected consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements are recognized as deferred tax assets and liabilities.

     Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

     Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

     p)  (Loss) earnings per common share

Basic (loss) earnings per common share are based on the (loss) profit for the year divided by the weighted average number of common shares outstanding during the year. Diluted (loss) earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the sum of the weighted average number of common shares outstanding and the dilutive effect of the weighted average number of dilutive potential ordinary shares.

     q)  Amounts due from joint ventures

In the ordinary course of business, the Company advances cash to fund operations of the joint ventures. During consolidation of the Group's financial statements, certain amounts are eliminated based on the Company's ownership percentage in each joint venture. The remaining amount represents the partner's share of the joint venture's payable to the Company.

     r)  Financial instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. After the initial recognition, the Group revalues financial assets held as available-for-sale and derivatives at fair value.

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced or liquidation sale. Fair values are obtained from quoted market prices, discounted cash flow models and option-pricing models using management's estimates as appropriate.

Investment in securities

The Company has classified all of its financial assets and financial liabilities in accordance with the categories identified in IAS 39. Management considers all of the Group's investments in marketable and non-marketable equity securities, other than subsidiaries, joint ventures and associated companies, to be available for sale.

Available-for-sale securities are reported at fair value with net unrealized gains or losses reported within shareholders' equity under the caption "Revaluation reserve". Realized gains and losses are computed on an average cost basis and are recorded in the profit and loss statement.

When securities classified as available-for-sale are sold or impaired or when there is a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The Group determines the fair value of its investment in securities, which is comprised of available-for-sale securities, based on quoted market prices. The fair value of non-marketable securities is based on management's best estimate of the amount at which the securities could be sold in a current transaction.

Unquoted available-for-sale equity investments are reviewed for impairment losses every balance sheet date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash inflows. The discount rate applied is based upon the entities' weighted average cost of capital with appropriate adjustment for the risks associated with the investment under assessment. When the level of information available to calculate the net present value of expected future cash inflows makes this exercise unworkable, management uses different valuation techniques to estimate whether there is objective evidence of impairment and to determine the likely amount of impairment, if any.

Other current financial assets and liabilities

The fair value of the other current financial assets and liabilities due within one year approximate the carrying value disclosed in the financial statements due to the short-term nature on which these transactions settle. Current assets, on which provisions are necessary, are netted against that provision to reflect the estimated amount that will be settled.

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

Corporate subordinated debt consists of 13,5 % Senior Subordinated Discount Notes due in 2006 (Note 17). These were issued at a discount and were initially recorded based on the face value less the un-amortized discount. The discount between the issue and redemption values is amortized through the interest expense account in the income statement at a constant percentage of the balance sheet carrying value. The corresponding amount is added to the balance sheet carrying value of the notes for each period up to the commencement of the payment of cash interest.

Borrowings due after more than one year, excluding corporate subordinated debt and subordinated debt notes in Colombia, primarily comprises bank loans bearing market rates of interest that vary on a regular basis.

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


Derivative financial instruments

IAS 39 requires that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Derivatives are initially recorded at cost either in other current assets or other financial liabilities as applicable and then are re-measured to fair value through the statement of profit and loss under the caption "Fair value result on financial instruments". Upon adoption of IAS 39, the Company recorded a cumulative adjustment related to these derivatives, reflected in shareholders' equity of $45,264,000. See note 9 for further description and fair value of the derivatives.

Certain derivatives embedded in other financial instruments, such as call and put options related to the Company subordinated debt (Note 17), are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains and losses reported in income.

Trade receivables
Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

     s)  Risk management


Liquidity Risk
The Group has incurred significant indebtedness but evaluates its ability to meet its obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage its liquidity risk, including the designation of certain assets as available for sale.

Credit Risk
Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, time and pledge deposits, letters of credit, available-for-sale securities and accounts receivable. The counter-parties to the agreements relating to the Group's cash and cash equivalents, time deposits, pledge deposits and available-for-sale securities are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counter-parties. Accounts receivable are derived from the provision of telecom services to a large number of customers, including businesses and individuals as well as local telecommunications companies and the related concentration of credit risk is therefore limited. The Group maintains a provision for impairment of trade receivables based upon the expected collectability of all trade accounts receivable.

     t)  Impairment of non-financial assets

The recoverability of the Group's assets, including its intangible assets, is subject to the future profitability of the Group's operations and the evolution of the business in accordance with its plans. In evaluating the recoverability of its assets, the value and future benefits of the Group's operations are periodically reviewed by management based on technological, regulatory and market conditions. When certain operational and financial factors indicate an impairment of value, the Group evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance, and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if not possible, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. For new product launches where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets' carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. In 2002, 2001 and 2000, management recorded a non-cash charge related to the impairment of certain assets (Note 20).

     u)  Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

     v)  Comparatives

When necessary, and in particular in the consolidated income statement, comparative figures have been adjusted to conform with changes in presentation in the current year.

     w)   Equity compensation benefits

Share options are granted to management and key employees. Options are granted at the market price of the shares on the date of the grant and are exercisable at that price. Options are exercisable beginning three years from the date of grant and have a contractual option term of six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium. The Group does not make a charge to staff costs in connection with share options.

Notes to the Consolidated Annual Accounts                 Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


3.     JOINT VENTURES AND SUBSIDIARIES

     a)  Joint ventures

The following companies have been proportionally consolidated as joint ventures:

                                                                      Holding         Holding
                                                                    December 31,   December 31,
Name of the company                         Country                     2002           2001
-------------------------------------------------------------------------------------------------
                                                                  %   of   share %   of    share
                                                                  capital owned  capital owned
                                                                  -------------------------------

Sanbao Telecom (Asia)
    Cam GSM Company Limited                 Cambodia                        58.4            58.4
    Royal Telecam International Limited     Cambodia                        57.0            57.0
                                            Lao People's
    Millicom Lao Co. Ltd. (i)               Democratic Republic             78.0               -
    Emtel Limited                           Mauritius                       50.0            50.0
    Express Telecommunications Co Inc (ii)  Philippines                        -            40.0

MIC Latin America
    Comunicaciones Celulares SA             Guatemala                       55.0            55.0
    Inversiones Rocafuerte SA               Honduras                        50.0            50.0

MIC Africa
                                            Democratic Republic
    Cellco sarl (iii)                       of Congo                           -            50.9
    MIC Tanzania Limited                    Tanzania                        57.0            57.0

Other
    Millicom Argentina SA                   Argentina                       65.0            65.0


(i) In January 2002, the Company was awarded a license to provide a GSM service. It is expected that services will commence in the first half of 2003.

(ii) The Company had an additional beneficial ownership of 7.9% in Express Telecommunications Co. Inc. through intermediary holding companies, which is included in the consolidated results. In December 2002, MIC sold its interest in Express Telecommunications Co. Inc.

(iii) In September 2002, MIC disposed of its interest in Cellco sarl.


The Directors have determined the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, of the above ventures.

The following amounts have been consolidated into the Group accounts representing the Group's share of assets, liabilities, income and expenses in the above ventures, excluding divested operations.

Consolidated balance sheets                               Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------

                                                          2002            2001            2000
                                                      -------------- --------------- ---------------
                                                        US$ `000        US$ `000        US$ `000
                                                      -------------- --------------- ---------------

Revenues                                                 186,935         180,704         123,626
Total operating expenses                                (141,422)       (135,763)        (95,745)
Operating profit                                          45,513          44,941          27,881

Tangible assets                                          134,439         125,893         108,579
Fixed fee licenses, net                                      401             451           1,241
Deferred costs and other non-current assets, net           2,352           2,361           1,747
Total non-current assets                                 138,079         131,140         111,588
Current assets                                            71,237          58,841          48,273
Amounts due from joint ventures to MIC                   (14,053)        (14,827)         (7,763)
Non-current liabilities                                  (40,358)        (35,334)        (24,724)
Current liabilities                                      (65,875)        (82,804)        (70,957)

Cash flow:
  Cash generated from operating activities                46,791          34,251          43,650
  Cash flow from investing activities                    (30,879)        (32,103)         46,788
  Cash flow from financing activities                    (21,146)        (13,350)        (75,669)

Consolidated balance sheets                               Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


     b)  Subsidiary companies


The Group has the following significant subsidiary companies:

                                                                        Holding          Holding
                                                                      December 31,    December 31,
Name of the company                                Country                2002            2001
--------------------------------------------------------------------------------------------------
                                                                      % of share      % of share
                                                                    capital owned    capital owned
                                                                    ------------------------------
  SANBAO Telecom (Asia)
    Celltel Lanka Limited                          Sri Lanka               99.9            99.9
    Comvik International (Vietnam) AB (i)          Vietnam                 80.0            90.0
    Pakcom Limited                                 Pakistan                61.3            61.3
   Paktel Limited                                  Pakistan                98.9            98.9
  MIC Latin America
    Telefonica Celular de Bolivia SA               Bolivia                100.0           100.0
    Celcaribe SA (ii)                              Colombia                95.4            92.7
    Telefonica Celular del Paraguay SA             Paraguay                96.0            96.0
  MIC Africa
    Millicom (Ghana) Limited (iii)                 Ghana                  100.0            70.0
    Sentel GSM                                     Senegal                 75.0            75.0
    Millicom Sierra Leone LTD                      Sierra Leone            70.0            70.0
  Other
     Cybertwiga Limited                            Tanzania               100.0           100.0
    GisMo SA (vi)                                  Luxembourg               -             100.0
    GisMo Finance SA (vi)                          Luxembourg               -             100.0
    Millicom Peru SA                               Peru                   100.0           100.0
     Liberty Broadband Limited (vii)               United Kingdom           -             100.0

  MIC Systems (v)
     Multinational Automated Clearing House SA     Luxembourg               -             100.0
     Magellan SA                                   Luxembourg               -             100.0
      Globalport SA                                Luxembourg               -             100.0
        Interfact SA                               Luxembourg               -             100.0
  Unallocated
     Millicom International Operations SA          Luxembourg             100.0           100.0
     MIC-USA Inc                                   United States          100.0           100.0
     Millicom Holding BV                           Netherlands            100.0           100.0
     Millicom International Operations BV          Netherlands            100.0           100.0
     Millicom  Telecommunications BV               Netherlands            100.0           100.0
     Millicom Telecommunications SA                Luxembourg             100.0           100.0
     MIC Systems BV (iv)                           Netherlands             83.0           100.0
     MIC Latin America BV                          Netherlands            100.0           100.0
Millicom International BV                          Netherlands            100.0           100.0

 (i) Comvik International (Vietnam) AB ("CIV"), a 80% owned subsidiary of the Company, and Vietnam Mobile Services Co. ("VMS") have entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam ("Mobifone"). This revenue sharing agreement, which had a ten year term starting July 1, 1995, provided that CIV would be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the revenue sharing agreement was amended and stated that MIC would continue to receive 50% of net revenue in years six through ten of the contract agreement. CIV initially contracted to invest $128 million in the venture. Such commitment has been met as of December 31, 2002. As part of the amendment in 2000, and a further amendment in 2001, CIV committed to invest an additional minimum of $65 million, of which approximately $18 million has been disbursed as of December 31, 2002. At the time the revenue sharing agreement expires in 2005, legal title to all equipment shall be transferred to VMS at a price of $1. Negotiations are ongoing to extend the life of the revenue sharing agreement for a significant period of time. In July 2002, MIC's partner exercised his right to acquire an additional 10% in the operation (Note
      20b).

 (ii) In 2002, the Company increased its ownership throughout the year to arrive at an ownership percentage of 95.4% as of December 31, 2002 (note 9 and note 17).

(iii) In November 2002, MIC purchased the remaining 30% interest in Millicom (Ghana) Limited.

 (iv) In May 2002, MIC sold a 17% interest in MIC Systems BV to Kinnevik BV.

 (v) MIC sold its remaining 83% interest in the MIC Systems' companies in November 2002.

 (vi) These companies were liquidated in December 2002.

(vii) In September 2002, MIC sold its interest in Liberty Broadband Limited, formerly Tele2 (UK) Limited.

     c)  Associated companies

                                                  2002             2001
                                                -------------------------
                                                US$ `000         US$ `000
                                                -------------------------
At the beginning of year                          52,858                -
Share of results before tax                           62                -
Share of tax                                           -                -
                                                -------------------------
Share of results after tax                            62                -
                                                -------------------------
Exchange differences                                  34                -
Transfers (i)                                   (51,941)           52,858
                                                -------------------------

At end of year                                     1,013           52,858
                                                =========================


As at December 31, 2002, the principal associated company, which is unlisted, is Navega S.A. (ii).

(i) As of May 2001, Group management determined that, due to a dispute with the local shareholders, circumstances regarding its investment in 70% owned operation in El Salvador had changed so that proportional consolidation was no longer appropriate. Therefore, as of December 2001, the entity was accounted for under the equity method and recorded in the balance sheet under the caption "Investments in associated companies". As of December 31, 2002, this dispute has still to be settled and management no longer feels it is able to exercise a significant influence in the operation and therefore feels it is more appropriate to show its investment as a long-term asset in the balance sheet under the caption "Investment in securities".

(ii) As of December 31, 2001, MIC's interest in Navega SA was recorded as a long-term investment in securities. During the course of 2002, the Group was able to exercise significant influence in the operation and therefore transferred the investment cost of $917,000 to investments in associated companies.

Consolidated balance sheets                               Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


4.     GOODWILL


The movements in goodwill, including negative goodwill, were as follows:

                                                 2002               2001
                                               -----------------------------
                                               US$ `000            US$ `000
                                               -----------------------------
Cost
Opening balance                                  70,431              64,982
Additions                                         2,268               8,091
Write-down in year (Note 20) (i)                (36,308)             (1,652)
Acquisition of negative goodwill                      -                (755)
Effect of change in ownership                      (829)               (235)
                                               --------            ---------
Closing balance                                  35,562              70,431
                                               ========            =========

Amortization
Opening balance                                 (17,856)            (10,001)
Charge for the year                              (7,865)             (8,090)
Effect of change in ownership                       331                 235
                                               --------            ---------
Closing balance                                 (25,390)            (17,856)
                                               ========            =========

Net book value
Closing balance                                  10,172              52,575
                                               ========            =========

Opening balance                                  52,575              54,981
                                               ========            =========

(i)   Accumulated write-downs at December 31, 2002 were $36,308,000 (2001:
      $1,030,000). These write-downs are mainly in respect of MIC's interest in Colombia. During 2002, the Group reversed $1,030,000 accumulated write-down as part of the divestment of its operation in the Philippines (Note 20).

Included in the gain from sale of subsidiaries and joint ventures in the year ended December 31, 2002 was $498,000 of goodwill. This amount relates to the disposal of MIC's operation in the Democratic Republic of Congo and is included in the segment "MIC Africa". The amount of goodwill acquired in 2002 of $2,268,000 is allocated to the following segment: $752,000 for MIC Latin America, $1,110,000 for Sanbao Telecom and $406,000 for MIC Africa.

Consolidated balance sheets                               Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


The movements in negative goodwill were as follows:

                                                 2002                  2001
                                           -----------------------------------
                                               US$ `000               US$ `000
                                           -----------------------------------
Cost
Opening balance                                 (11,483)               (10,728)
Additions                                             -                   (755)
Effect of change in ownership                        99                      -
                                           ------------            -----------
Closing balance                                 (11,384)               (11,483)
                                           ============            ===========

Amortization
Opening balance                                   2,147                    754
Charge for the year                               1,393                  1,393
Effect of change in ownership                       (99)                     -
                                           ------------            -----------
Closing balance                                   3,441                  2,147
                                           ============            ===========

Net book value
Closing balance                                  (7,943)                (9,336)
                                           ============            ===========
Opening balance                                  (9,336)                (9,974)
                                           ============            ===========

Consolidated balance sheets                               Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------


5.   LICENSES


Licenses comprise the amortized cost of purchased fixed fee licenses and other licenses held by joint ventures and subsidiaries (Note 2c). The movements were as follows:

                                               Total                   Total
                                                2002                    2001
                                           -------------------------------------
                                               US$ '000                US$ `000
                                           -------------------------------------
  Cost

  Opening balance                               284,519                 315,800
  Additions                                       3,962                   6,486
  Write-downs for the year (Note 20) (i)       (46,678)                (20,570)
  Effect of change in ownership
  percentage                                   (54,940)                (17,741)
  Transfers                                         404                       -
  Exchange rate movements                       (2,435)                     544
                                           ------------            ------------
  Closing balance                               184,832                 284,519
                                           ============            ============

  Amortization

  Opening balance                             (119,978)               (114,676)
  Charge for the year                          (16,726)                (18,703)
  Effect of change in ownership
  percentage                                     36,125                  13,397
  Transfers                                         120                       -
  Exchange rate movements                            98                       4
                                           ------------            ------------
  Closing balance                             (100,361)               (119,978)
                                           ============            ============

  Net book value
  Closing balance                                84,471                 164,541
                                           ============            ============

  Opening balance                               164,541                 201,124
                                           ============            ============

(i)  Accumulated write-downs as of December 31, 2002 were $ 46,678,000 (2001:
     $39,627,000; 2000: $33,020,000), including the disposal of $39,627,000 accumulated write-downs as part of the divestment of the Group's interest in the Philippines and Liberty Broadband Ltd. (Note 20).

During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.


The weighted-average amortization period of licenses acquired during 2002 is 10 years.

Consolidated balance sheets                               Millicom International
As of December 31, 2002 and 2001                                   Cellular S.A.
--------------------------------------------------------------------------------

The estimated aggregate amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is shown the table below:

        --------------------------------------------------------------
        Estimated amortization expense                       U.S.$'000
        --------------------------------------------------------------
        For the year ended December 31, 2003                     5,833
        --------------------------------------------------------------
        For the year ended December 31, 2004                     4,428
        --------------------------------------------------------------
        For the year ended December 31, 2005                     3,578
        --------------------------------------------------------------
        For the year ended December 31, 2006                     2,881
        --------------------------------------------------------------
        For the year ended December 31, 2007                     2,852
        --------------------------------------------------------------


6.   DEFERRED COSTS AND OTHER NON-CURRENT ASSETS, NET

The movements in the year were as follows:

                                      Software       Other
                                    development    non-current      Total       Total
                                       costs         assets         2002        2001
                                   -----------------------------------------------------
                                     US$ `000        US$ `000     US$ `000    US$ `000
                                   -----------------------------------------------------
 Opening balance, net                    8,820          6,865       15,685       19,492
 Additions                               3,331          1,300        4,631        7,177
 Disposals                                (266)        (4,213)      (4,479)      (1,702)
 Amortization for the year (i)          (5,087)        (1,125)      (6,212)      (6,424)
  Effect  of  change  in  ownership
 percentage                             (3,253)           (80)      (3,333)      (7,105)
 Transfers                                (856)             -         (856)       4,999
 Exchange rate movements                    19           (536)        (517)        (752)
                                   ----------------------------------------   ----------
 Closing balance, net                    2,708          2,211        4,919       15,685
                                   ========================================   ==========

(i) Accumulated amortization for software development costs and other non-current assets as of December 31, 2002 was $13,946,000 (2001:
     $23,099,000; 2000: $22,097,000).

During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

The Company does not hold major intangible assets not subject to amortization.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

7.   TANGIBLE ASSETS

The movements in the year were as follows:

                             Land and                     Construction                    Total          Total
                            buildings      Networks       in progress      Other          2002           2001
                           ----------------------------------------------------------------------------------------
                             US$ '000      US$ '000        US$ '000       US$ '000      US$ '000        US$ '000
                           ----------------------------------------------------------------------------------------
Cost
Opening balance                20,778       676,243          56,763        118,691       872,475         925,134

Additions                       1,556        65,476          27,005          3,737        97,774         179,521
Disposals                      (1,194)         (355)         (9,781)       (15,267)      (26,597)        (29,852)
Transfers                         672        33,951         (44,838)         9,111        (1,104)            (16)
Write-down of assets                -        (6,833)              -              -        (6,833)             -
Exchange rate movements
                               (2,054)      (32,594)         (3,211)        (3,940)      (41,799)        (50,819)
Effect of change in
ownership percentage             (618)      (11,719)         (1,788)        (7,864)      (21,989)       (151,493)
                           -------------------------------------------------------------------------  -------------
Closing balance                19,140       724,169          24,150        104,468       871,927         872,475
                           =========================================================================  =============

Depreciation
Opening balance                (5,630)     (288,065)              -        (66,544)     (360,239)       (347,633)

Charge for the year            (1,215)      (87,988)              -        (19,779)     (108,982)       (120,974)
Disposals                       1,283         8,858               -         16,448        26,589          15,845
Transfers                           -           459               -         (1,035)         (576)            126
Exchange rate movements
                                  358        16,994               -          2,280        19,632          20,232
Effect of change in
ownership percentage              301         5,407               -          4,874        10,582          72,165
                           -------------------------------------------------------------------------  -------------
Closing balance                (4,903)     (344,335)              -        (63,756)     (412,994)       (360,239)
                           =========================================================================  =============
Net book value
     Closing balance           14,237       379,834          24,150         40,712       458,933         512,236
                           =========================================================================  =============

     Opening balance           15,148       388,178          56,763         52,147       512,236         577,501
                           =========================================================================  =============

Leased assets included
in the above                    1,139             -               -            125         1,264           1,644
                           =========================================================================  =============

During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

8.   INVESTMENT IN SECURITIES

As of December 31, 2002 and 2001, MIC had the following available-for-sale securities:

                                                      2002            2001
                                                 --------------  ---------------
                                                    US$ '000        US$ '000
                                                 --------------  ---------------

Non-current available-for-sale securities:
  Tele2 AB                                            164,031         659,440
   El Salvador                                         52,858               -
   Other investments                                    3,497          17,389
                                                 ==============  ===============
                                                      220,386         676,829
                                                 ==============  ===============

Current available-for-sale securities:
  Tele2 AB                                            101,540             -
                                                 ==============  ===============
                                                 ==============  ===============


Tele2 AB

Tele2 AB ("Tele2") is an alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services in 22 countries. Tele2 is listed on the Stockholm Stock Exchange and the NASDAQ National Market. In 2001, the Group classified its investment in Tele2 as non-current as management considered it to be a strategic investment. However, the Group sold certain of these shares during the course of 2002 in order to meet liquidity needs and has re-classified that portion of its holding that is not pledged against financing as a current asset in the consolidated balance sheet as of December 31, 2002.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

Tele2 share transactions have been summarized in the table below:

                                                                               Cash received/
                                                                                  (assets          Gain/
                                                                   Ownership     disposed of)      (loss)      Total
                                          Number of Shares held        %           US$'000         US$'000    US$'000
                                      ----------------------------------------------------------------------------------
                                         Tele2 A       Tele2 B

Balance as of December 31, 1999         1,384,316     4,607,228       5.77%                                    400,895

Sale of shares                                  -      (900,000)     (0.85)%        65,434         55,321      (10,113)

Exchange SEC shares for Tele2 AB        4,000,000    10,715,660       8.78%       (115,390)       609,941      725,331
shares

Unrealized change in market value               -             -          -               -       (316,043)    (316,043)
                                      ----------------------------------------------------------------------------------
Balance as of December 31, 2000         5,384,316    14,422,888      13.70%                                    800,070

Sale of shares                                  -    (3,513,000)     (3.60)%       125,195        (15,931)    (141,126)

Exchange of Shares for FORA assets              -     2,461,449       2.63%        (72,864)         6,693       79,557
(Note 20)

Unrealized change in market value               -             -       -                  -        (79,061)     (79,061)
                                      ----------------------------------------------------------------------------------
Balance as of December 31, 2001         5,384,316    13,371,337      12.73%                                    659,440

Sale of Tele2 AB shares                         -    (8,743,110)     (5.94)%       167,238       (168,818)    (336,056)

Exchange of A shares for B shares      (5,384,316)    5,384,316       -                  -              -            -

Unrealized change in market value               -             -       -                  -        (57,813)     (57,813)

Prolonged decline in value
transferred to profit and loss                  -             -       -                  -        (61,325)           -
                                      ----------------------------------------------------------------------------------
Balance as of December 31, 2002                 -    10,012,543       6.79%                                 265,571
                                      ==================================================================================

The cost of the Tele 2 shares sold is determined on a average cost basis.

In December 2001, MIC entered into a credit facility up to an amount totaling SEK 1,855 million (approximately $175 million as of December 31, 2001) from Toronto-Dominion Bank. As of December 31, 2002 6,184,293 shares of Tele2 B shares (2001: 9,115,479), with a fair value of $164,031,000 (2001:
$328,479,000), were pledged under this agreement (Note 17).

El Salvador
Note 3 (c)(i) explains that the Group no longer has control or significant influence over Telemovil El Salvador, so the Group's investment is accounted for as an available-for-sale financial asset in 2002. The shares of this investment are not quoted on a public market and management has not

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

been able to obtain reliable financial information since early 2001. Management has made different estimates to value this investment using different valuation techniques that have resulted in a wide range of fair values. Management has therefore concluded that estimating a fair value in these conditions is inappropriate. Consequently the investment is being carried at the carrying amount as of December 31, 2001. The valuation exercise, however, produced sufficient evidence for management to conclude that the investment has not been impaired as of the balance sheet date.

Other available-for-sale securities
In January 2000, MIC invested $10,000,000 in Modern Holdings inc. ("Modern Holdings"), formerly known as XSource Corporation (Note 27) in the form of promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings. As of December 31, 2002 and 2001 the shares of Modern Holdings are not quoted on a public market. Following a restructuring of Modern Holdings and an independent valuation, MIC recognized an impairment of $7,050,000 on its investment in Modern Holdings. The carrying value of this investment was $2,950,000 at December 31, 2002 (2001: $10,000,000). In addition, the Group holds other available-for-sale securities for a total fair value of $547,000 as of December 31, 2002 (2001: $2,362,000).

As indicated in Note 27, MIC does not consolidate its investment in Great Universal and Modern Holdings as, due to the warrant holders' right to exercise, it considers it does not control either company, and also that there exist severe long-term restrictions which significantly impair the ability of Great Universal and Modern Holdings to transfer funds to MIC.

During the course of 2002, management made an impairment on 100% of Great Universal due to uncertainty concerning its recoverability.

9.   DERIVATIVES ARISING FROM BUSINESS COMBINATIONS

MIC or its partners have agreements to purchase or sell interests in certain operations according to fixed conditions. These agreements qualify as derivatives under the prescribed accounting treatment in IAS 39. Details of the agreements are described as follows :-

Colombia - The holders of the Celcaribe Ordinary Share Trust Certificates ("Certificates") (Note 17) have an option to put their Certificates to the Company at a price that provides the holders with an internal rate of return of 15%. The option may be exercised on March 15 and September 15 each year, subject to the Company receiving 60 days' written notice, and expires on the earlier of a public market for Celcaribe shares and/or Stock Trust Certificates or March 15, 2004. Should MIC sell its interest in Celcaribe, the Certificates require the holders to sell their Certificates to the buyer on the same terms and conditions. During the course of 2002, no options were put to the Company. In 2001, holders of the Share Trust Certificates put 6,320,262 shares to the Group for a consideration of $20,108,895. The Group entered into a conditional agreement to sell its interest in Celcaribe to Comcel S.A. in December 2002 and at the same time gave notice to the holders of the Certificates that they would be required to sell their Certificates. The Group was not relieved of its obligation under the option until the sale of Celcaribe was finalized. However, invoking the requirement that the holders must sell their Certificates to the buyer, reduced the value of the option to nil as the sale was highly probable at December 31, 2002 and occurred on February 13, 2003. The fair value of the liability of the option as of December 31, 2002, was reduced to $nil (2001:
$14,414,000). The change in the fair value during the period to the date of the conditional sale agreement of $6,684,000 (2001: $6,176,000) has been recorded in the profit and loss statement under the caption "Fair value result on financial instruments". The credit

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

generated on the reduction of the liability, $21,098,000, has been recorded in the profit and loss statement under the caption "General and administrative expenses

El Salvador - Since 1997, International Finance Corporation ("IFC"), a shareholder and lender to Telemovil, MIC's El Salvadorian operation, held a put option which, when exercised, required the Company to purchase IFC's shares in Telemovil at an agreed price. Additionally, the Company had a one-time right to purchase IFC's shares in Telemovil at an agreed price. As of December 31, 2002 and 2001, there were no remaining rights or obligations by the Company to repurchase shares as a result of the exercising of outstanding options during 2001. The settlement of the financial asset and liability resulted in a charge of $3,348,000 recorded in "Fair value result on financial instruments" in 2001. As of January 1, 2001, the fair value of the call option was $8,952,000 and the fair value of the put option was $5,604,000.

Express Telecommunications Co. Inc - As part of the sale agreement for Express Telecommunications Co. Inc. ("Extelcom"), MIC has been granted, for the price of $1, the option to purchase 47,9% of the issued share capital of Extelcom at various prices up to ten years after issuance. The exercise price is $1,000,000 if exercised within 12 months increasing by an additional $1,000,000 for each year afterwards. If exercised between five and ten years after the option is issued, the purchase price is $8,000,000. Due to the history of losses incurred by the operation, management considers that the option has nil value. The option is not exercisable in part. As of December 31, 2002, the option has not been exercised.

Vietnam - The shareholders' agreement grants the Company's partner an option to purchase an additional 10% equity interest in CIV by (i) paying an exercise price equal to 10% of the Company's total capital contribution with interest at a rate of LIBOR+2% and (ii) assuming a proportionate share of all financial guarantees and loans made by the Company to CIV. This option expires on the first anniversary of the date the term of the license is extended to at least 15 years. In July 2002, the option was put to the Company at an exercise price of $24,000. As of December 31, 2001, the fair value of the option that had not been put to the Company was $21,951,000 (2000: 21,561,000). The change in fair value to the date of exercisement of $1,174,000 (2001: $390,000) has been recorded as a "Fair value result on financial instruments" with the reversal of the liability, $23,125,000, credited to the profit and loss as a "Gain from sale of subsidiaries".

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

10.  PLEDGED DEPOSITS

Pledged deposits represent interest bearing collateral for certain debts of Group companies (Note 17).

                                          2002                 2001
                                      -------------------------------
                                        US$ '000             US$ '000
                                      -------------------------------

Pledged deposits                          37,762               58,523
Offset against borrowings (note 17)      (4,841)             (11,119)
                                      -------------------------------
                                          32,921               47,404
                                      ===============================

The effective interest rate on pledged deposits as at December 31, 2002, was 2.6% (2001: 7.3%).

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

11.  INVENTORIES

The Group carries the following inventories, measured at lower of cost or net realizable value:

                                          2002                 2001
                                      -------------------------------
                                        US$ '000             US$ '000
                                      -------------------------------

Trading inventories                       5,589               10,605
Non-trading inventories                   1,373                2,327
                                      -------------------------------
Total inventories                         6,962               12,932
                                      ===============================

12.  TRADE RECEIVABLES, NET

Trade receivables comprise:

                                          2002                 2001
                                      -------------------------------
                                        US$ '000             US$ '000
                                      -------------------------------
Trade receivables, gross
Opening balance                         162,697             172,455
Additions, net                            2,983              26,736
Write-offs                               (4,065)            (11,712)
Change in ownership                     (11,442)            (12,534)
Exchange rate movement                   (9,388)            (12,248)
                                      ------------       ------------
Closing balance                         140,785             162,697
                                      ============       ============

Impairment from doubtful receivables
Opening balance                         (26,619)            (35,773)
Impairment charge                        (6,624)             (9,066)
Write-offs                                4,065              11,712
Change in ownership                         635               4,204
Exchange rate movement                      979               2,304
                                      ------------       ------------
Closing balance                         (27,564)            (26,619)
                                      ============       ============

Trade receivables, net
     Closing balance                    113,221             136,078
                                      ============       ============

     Opening balance                    136,078             136,682
                                      ============       ============

Included in the net trade receivables' balance above is $82,356,000 (2001:
$92,834,000) related to amounts due from national telecommunication companies in respect of interconnection.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

13. OTHER CURRENT ASSETS

Other current assets are comprised as follows:

                                           2002           2001
                                       --------------------------
                                         US$ '000       US$ '000
                                       --------------------------

Employment and other taxes                   9,758         9,943
Cash receivable from VMS, net (i)           11,503         8,924
Other current assets                        17,192        16,933
                                       --------------------------
                                            38,453        35,800
                                       ==========================

(i) This reflects the net cash receivable under the revenue sharing agreement in Vietnam (Note 3 b (i)).

14.  TIME DEPOSITS

Time deposits as of December 31, 2002 of $16,200,000 (2001: $21,444,000)
represent cash deposits with banks which earn market rates of interest and have maturity periods of between six and nine months.

As of December 31, 2002, the effective interest rate on short-term bank deposits was approximately 4.6% (2001: 14.0%).

15.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised as follows:

                                           2002           2001
                                       --------------------------
                                         US$ '000       US$ '000
                                       --------------------------

Cash and cash equivalents in US             42,252         23,517
dollars
Cash and cash equivalents in other          28,199         32,759
currencies
                                       --------------------------
Total cash and cash equivalents             70,451         56,276
                                       ==========================

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

16.  SHAREHOLDERS' EQUITY

     a) Share capital and premium

The authorized capital of the Company totals 100,000,000 registered shares. At December 31, 2002, the total subscribed and fully paid-in share capital and premium amounts to $281,989,458 (2001: $281,989,458) consisting of 71,124,729
(2001: 71,124,729) registered common shares at a par value of $2 (2001: $2) each.

As a result of the Merger (Note 1), 19,915,328 shares of MIC's common stock, with a par value of $2 each, were issued to former Millicom stockholders on December 31, 1993. In February 1994, under the terms of the Merger Agreement, 923,721 interim additional merger shares, with a par value of $2 each, were issued to former Millicom stockholders and 211,864 shares of MIC's common stock, with a par value of $2 each, were issued to Great Universal. Under the terms of the Merger Agreement, the former Millicom shareholders also had the non-transferable contingent right to receive a maximum of 808,047 final additional merger shares of common stock, with a par value of $2 each, based on the payment of certain tax liabilities of Millicom (the "Tax Liabilities").

In October 2001, the Group determined that the Tax Liabilities amounted to $7,023,000. At the time of the Merger, the Group had recorded a provision of $13,544,000 for the Tax Liabilities, resulting in a difference of $6,521,000. That difference was settled by the final issuance of 374,521 shares, with a par value of $2 each, and a realized gain of $3,521,000 (Note 21), corresponding to the difference between the issuance price and the share price as of the date of the transaction.

In February 2003, an Extraordinary General Meeting of the Company passed a resolution approving a reverse share split whereby three existing shares of a par value of $2 each would be exchanged for one new share with a par value of $6 (Note 31).

     b) Treasury stock

As a result of the Merger, 21,647,096 shares of MIC's common stock, previously held by Millicom, now held by subsidiaries of MIC-USA, are accounted for as treasury stock for consolidated reporting purposes. In 2002, 386,350 (2001: nil; 2000: nil) shares were acquired by the Company. Those acquired were accounted for as treasury stock. In 2002, nil shares with a par value of $6 each (2001: 333 shares with a par value of $2 each; 2000: 149,989 with a par value of $2 each) were issued from treasury stock under share option plans.

As of December 31, 2002, the total number of treasury shares held was 7,423,767 (2001: 21,884,954) MIC shares.

     c) Legal and consolidation reserves

On an annual basis, if the Company reports a net profit for the year, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net income to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. A consolidation reserve will be required for consolidated profits that are not available for distribution.

See Note 17 for other restrictions relating to dividend payments.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     d) Options outstanding

The following table summarizes information about stock options outstanding at December 31, 2002, which have been issued to officers and employees of the Group. The Company has elected not to record the expense associated with the issuance of stock options as permitted under IFRS.

                        Options Outstanding                                    Options Exercisable
---------------------------------------------------------------------  ----------------------------------------
        Range                                   Weighted Average     Number exercisable      Weighted Average
         of              Number outstanding         Exercise                 at                  Exercise
  Exercise Prices $       at Dec. 31, 2002           Price $            Dec. 31, 2002             Price $
----------------------   --------------------  --------------------  --------------------   -------------------
             15.00                200,000                 15.00                     -                     -
             36.00                238,166                 36.00                30,555                 36.00
  67.125 to 81.375                219,683                 75.63               184,516                 74.52
  114.00 to 118.98                138,201                116.43               126,756                116.22
 127.50 to 146.625                259,200                132.63               147,222                136.53
----------------------   --------------------  --------------------  --------------------   -------------------
  15.00 to 146.625              1,055,250                 74.55               489,049                101.58
======================   ====================  ====================  ====================   ===================

The following table summarizes the terms of options outstanding as of December 31, 2002:

                                              Number of     Exercise price
               Date issued                     options             $                 Terms of option
------------------------------------------ --------------- ------------------- ----------------------------
May 1994, May 1995, May 1996, May 1997,        560,266     15.00 - 146.625     Exercisable in tranches,
January 1998, May 1998, August 1999, May                                       for an indefinite period,
2000, December 2001 and December 2002                                          after one year from the
                                                                               date of issuance

May 1994, May 1995, May 1996, August           494,984     15.00 - 127.50      Exercisable in tranches,
1996, November 1996, March 1997, May                                           with a maximum exercise
1997, May 1998, August 1999, May 2000,                                         period of six years, after
June 2000, December 2001 and December                                          three years from the date
2002                                                                           of issuance

A summary of the Company's stock options as of December 31, 2002, 2001 and 2000, and changes during the years then ended is as follows:

                                       2002                        2001                     2000
                             ------------------------------------------------------------------------------
                                            Weighted                   Weighted                 Weighted
                                Number      average        Number      average      Number      average
                                  of        exercise         of        exercise       of        exercise
                               options      price $        options     price $      options     price $
                             ------------------------------------------------------------------------------
Outstanding at beginning
  of year                     3,845,357        30.40     3,142,222        36.89   2,724,956        34.34
Effect of reverse stock      (2,563,573)       60.80             -            -           -            -
 split
Granted                         200,000        15.00     1,015,400        12.00     926,489         42.19
Exercised                             -            -          (333)       22.38    (164,055)        27.86
Forfeited                      (426,534)       96.72      (311,932)       36.15    (345,168)        35.22
                             ------------------------------------------------------------------------------
Outstanding at end of year    1,055,250        74.55     3,845,357        30.40   3,142,222        36.89
                             ------------------------------------------------------------------------------
Exercisable at end of year      489,049       101.58     1,542,278        36.91   1,170,217        36.74

Weighted  average fair value
 of options granted                             3.15                       7.05                    24.45

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

Shares issued from the exercise of stock options are granted using treasury shares. Total treasury shares held as of December 31, 2002 amounted to 7,423,767 with a par value of $6 each (2001: 21,884,954 with a par value of $2 each).

Other options in subsidiary companies, outstanding at December 31, 2002, have been issued to officers and employees of the Group as follows:

Liberty Broadband Limited - An option plan was established on July 1, 2000 authorizing certain employees and officers to purchase a total of 5% of the share capital of Liberty Broadband Limited, formerly Tele2 (UK). The strike price of these options is calculated as the corresponding share of MIC's historic total investment in the relevant operation. These options are exercisable in tranches with a maximum exercise period of six years from the date of issuance. As of December 31, 2001, all of the options have been issued under the option plan and none of the above options have been exercised. In September 2002, the Group disposed of its interest in Liberty Broadband Limited and the options were cancelled.

Millicom Argentina S.A. - An option plan was established on December 15, 2000 for certain employees and officers to purchase a total of 10% of the share capital of Millicom Argentina S.A. The strike price of these options is calculated as the corresponding share of MIC's historic total investment in the relevant operation. These options are exercisable in tranches until December 31, 2004. As of December 31, 2001, 8.8% of the share capital had been issued under the option plan. During 2002 the right to exercise options over 6.0% of the share capital was cancelled. As of December 31, 2002, none of the above options have been exercised.

Millicom International BV - An option plan was established on December 15, 2000 for certain employees and officers to purchase a total of 1.7% of the share capital of Millicom International BV. The strike price of these options is calculated as the corresponding share of MIC's historic total investment in the relevant operation. These options are exercisable in tranches until December 31, 2004 and were all issued in 2000. During 2002 the right to exercise options over 0.7% of the share capital was cancelled. As of December 31, 2002, none of the above options have been exercised.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

17.  BORROWINGS

Borrowings comprise:

     (i) Borrowings due after more than one year:

                                                         2002               2001
                                                     -------------------------------
                                                       US$ '000           US$ '000
                                                     -------------------------------

      Corporate subordinated debt, net of
      financing fees                                    912,539            954,601
                                                     =============     =============

      Other debt and financing:
      Secured equipment financing facilities             15,709              9,658
      Secured bank financing facilities                 207,941            398,070
                                                     -------------     -------------

      Total long-term other debt and financing          223,650            407,728
      Less: portion payable within one year             (64,280)           (60,253)
                                                     -------------     -------------

      Total other debt and financing due
         after more than one year                       159,370            347,475
                                                     =============     =============

     (ii) Borrowings due within one year:

                                                         2002               2001
                                                     -------------------------------
                                                       US$ '000           US$ '000
                                                     -------------------------------

     Other debt and financing:
        Secured equipment financing facilities           11,200             31,955
        Secured bank financing facilities                81,186             61,690
                                                     -------------     -------------
     Total short term other debt and financing           92,386             93,645

     Portion of long-term debt payable within one
        year                                             64,280             60,253
                                                     -------------     -------------
     Total other debt and financing due within
        one year                                        156,666            153,898
                                                     =============     =============

     a)  Company borrowings

Borrowings mainly comprise notes, including corporate subordinated debt, term loans and revolving credit facilities in various countries and are mainly denominated in US dollars. Average interest on these facilities is approximately 12.5% (2001: 12.9%; 2000: 11.3%). Average interest on short-term borrowings is approximately 10.2% (2001: 10.3%; 2000: 10.8%). Also included in debt and other financing is $456,000 (2001: $1,145,000) in respect of finance leases (note 26).

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

On April 25, 1996, the Group signed a seven-year $200,000,000 Bank Credit Agreement (the "Original Bank Credit Agreement") arranged by ABN-Amro Bank and ING Bank. The main part of the facility was used to refinance existing short-term credit facilities at the Company level and for investments in existing and new operations and for corporate and interest expenses. The financing was subsequently amended in 1998 and 1999 and secured by a portion of MIC's shares in Tele2 AB. The loan bears interest starting at LIBOR+1.75% but decreasing to LIBOR+1% depending on the amount and value of the security put in place. The facility was subject to the maintenance of various restrictive and financial covenants such as not exceeding a certain ratio of certain consolidated debt to earnings before interest, taxation, depreciation and amortization. This facility was fully repaid on December 14, 2001.

In December 2001, the Group entered into an equity swap transaction with Toronto-Dominion Bank for a maximum facility amount of SEK 1,855 million (approximately $175 million as of December 31, 2001) to replace the Original Bank Credit Agreement. In exchange for the facility, the Group has pledged Tele2 AB 'B' shares. The number of shares pledged is adjusted on a monthly basis based on Tele2 AB 'B' shares market value. The facility bears an annual interest rate calculated using the current STIBOR one-month rate plus 2% payable on a monthly basis, and must be fully repaid by November 2004. As of December 31, 2002 $54,638,000 (2001: $173,365,000) was outstanding under this facility collateralized by 6,184,293 (2001: 9,115,479) 'B' shares of Tele2 AB. This transaction has been accounted for as a borrowing and the related Tele2 AB 'B' shares are recorded as pledged securities under the caption "Investment in securities".

As of December 31, 2002, the Group had outstanding standby letters of credit and guarantees of $25,303,000 and $106,606,000 respectively (2001: $31,838,000 and $148,854,000) securing debt and commitments in the Group. The Group's share of this debt is included in the balance sheet under the caption "Other debt and financing".

In the normal course of business, MIC has issued corporate guarantees to secure the obligations of some of its operations under bank, lease and supplier's financing agreements. The table below describes, for each operation, the outstanding amount under the guarantees and the remaining terms of the guarantees.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                          Terms                     Terms                    Terms
                              Bank        as at        Lease        As at     Suppliers'     As at
                           Guarantees    December    guarantees    December   guarantees    December      Total
                             US$'000     31, 2002     US$'000      31, 2002    US$'000      31, 2002     US$'000
-----------------------------------------------------------------------------------------------------------------
MIC Latin America
-----------------------------------------------------------------------------------------------------------------
Argentina                          -                      110    0 - 2 years         485   0 - 2 years       595
-----------------------------------------------------------------------------------------------------------------
Bolivia                       40,891   0 - 4 years          -                          -                  40,891
-----------------------------------------------------------------------------------------------------------------
Peru                               -                        -                      2,064   0 - 2 years     2,064
-----------------------------------------------------------------------------------------------------------------
Colombia                           -                        -                        459   0 - 2 years       459
-----------------------------------------------------------------------------------------------------------------
El Salvador (i)               12,500   0 - 1 year           -                          -                  12,500
-----------------------------------------------------------------------------------------------------------------
Guatemala                        918   0 - 3 years          -                          -                     918
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Sanbao Telecom (Asia)
-----------------------------------------------------------------------------------------------------------------
Pakistan                      19,743   0 - 1 year           -                        248   0 - 1 year     19,991
-----------------------------------------------------------------------------------------------------------------
Cambodia                       4,609   0 - 2 years          -                      1,223   0 - 1 year      5,832
-----------------------------------------------------------------------------------------------------------------
Sri Lanka                     17,964   0 - 4 years          -                        559   0 - 1 year     18,523
-----------------------------------------------------------------------------------------------------------------
Vietnam                            -                        -                      3,246   0 - 1 year      3,246
-----------------------------------------------------------------------------------------------------------------
Lao People's Democratic
Republic                           -                        -                        826   0 - 3 years       826
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
MIC Africa
-----------------------------------------------------------------------------------------------------------------
Ghana                            452   0 - 1 year           -                        87    0 - 1 year        539
----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Other                              -                        -                       222    0 - 2 years       222
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Total guarantees              97,077          110                                 9,419                  106,606
-----------------------------------------------------------------------------------------------------------------

(i): As of December 31, 2002, this entity is accounted for as a non-current investment

The Group's share of the book value of total pledged assets held by subsidiaries and joint ventures securing Group debt is $97,204,000 (2001:
$52,320,000). The book value of pledged assets held by Corporate at December 31, 2002 is $164,031,000 (2001: $328,479,000). The Group has pledged 6,184,293
'B' shares of Tele2 AB (2001: 9,115,479). As of December 31, 2002, the Group had $37,762,000 (2001: $58,523,000) of blocked deposits against borrowings. The Group's share of total liabilities secured by either pledged assets, letters of credit or company guarantees is $189,395,000 (2001: $226,195,000).

The total interest charged in the year is $185,959,000 (2001: $209,912,000; 2000: $196,002,000).

     b)  Corporate subordinated debt

On June 4, 1996, the Company raised approximately $483,433,000 (after deducting discount and estimated expenses) through a private offering of 13,5% Senior Subordinated Discount Notes due 2006 (the "Notes"). The Notes were issued at 52.075% of their principal amount of $962,000,000 and the purchase discount on the Notes accretes from issuance until June 1, 2001. Cash interest began to accrue on the Notes on June 1, 2001 at a rate of 13,5 % per annum, payable semi-annually in arrears on June 1 and December 1, until maturity on June 1, 2006.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

During 2002, the Company re-purchased Notes to the value of $44,000,000 at market prices at the time, realizing a gain of $28,676,000 which is recorded in the profit and loss under the heading "Other Income". As of December 31, 2002, MIC has offset $5,461,000 (2001: $7,399,000) of deferred financing fees against the value of the Notes.

The fair value of the Notes at December 31, 2002, which has been determined from their market value, was approximately $440,066,000 (2001: $630,110,000).

The Company undertook the offering of the Notes to fund the continued construction and expansion of its cellular systems, working capital and operating expenses. In addition, the net proceeds of the offering were also used to fund the acquisition and development of additional licenses or systems or to increase the Group's ownership in its existing systems.

The Notes contain provisions that allowed the early redemption of the Notes, in whole or in part, at the option of the Company at any time on or after June 1, 2001 and prior to maturity at prices ranging from 106.75% of the principal amount in 2001 to 100% in 2004 and thereafter, plus accrued interest. Upon the occurrence of a Change of Control Triggering Event, defined as a rating decline and change in control, holders of the Notes could have required the Company to purchase all outstanding Notes at a purchase price of 101% of the accreted value of the Notes on or before June 1, 2001 or 101% of the stated principal amount of the Notes, plus accrued and unpaid interest, if any, on the Notes to the date of purchase, after June 1, 2001.

The Notes are senior subordinated unsecured obligations of the Company, which rank pari passu in right of payment with all senior subordinated unsecured obligations of the Company. The Notes are subordinated in right of payment to all Senior Debt (as defined in the Indenture with respect to the Notes) of the Company.

The Indenture pursuant to which the Notes were issued contains certain covenants that, among other things, limit the ability of the Group to: (i) incur additional indebtedness; (ii) pledge or dispose of assets; (iii) make distributions on and repurchases of its common stock or make certain investments; (iv) make dividend or other payments to the Company; (v) engage in transactions with affiliates, and includes certain cross default clauses. The Indenture also limits the ability of the Group to merge or consolidate with or transfer all or substantially all of its assets to another entity.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     c)  Other debt and financing

Total other debt and financing analyzed by country is as follows:

                                             2002         2001
                                        ------------- ------------
                                           US$ '000     US$ '000
                                        ------------- ------------

     Argentina                                  337        2,471
     Bolivia  (i)                            46,660       48,703
     Cambodia                                 6,090       10,594
     Colombia  (ii)                          78,819      118,859
     Ghana                                      537       11,220
     Guatemala                               28,817       24,792
     Honduras                                 2,888        3,415
     India                                        -            5
     Luxembourg                                 529        1,765
     Lao People's Democratic Republic         1,289            -
     Mauritius                                4,533        5,171
     Pakistan (iii)                          45,373       31,488
     Paraguay                                 8,517        9,124
     Peru                                     1,009        1,511
     Philippines                                  -       11,918
     Senegal                                  8,078        7,774
     Sri Lanka  (iv)                         23,325       26,657
     Tanzania                                 2,565       10,345
     Vietnam                                  6,493      14,882
     less: pledged deposits                  (4,841)     (11,119)
                                        ------------- ------------
     Total                                  261,018      329,575

     Corporate                               55,018      171,798
                                        ------------- ------------

     Total other debt and financing         316,036      501,373
                                        ============= ============

     Of which:
         due within 1 year                  156,666      153,898
         due after more than 1 year         159,370      347,475
                                        ------------- ------------
                                            316,036      501,373
                                        ============= ============

At December 31, 2002, MIC was in breach of loan covenants for a total debt of $22,459,000 (2001: $174,000), which is classified as short-term debt on the balance sheet. None of the above facilities have been called by the banks concerned. In the opinion of management, the outcome of discussions to resolve these breaches will not materially impact the ability of these companies to maintain adequate funding arrangements to support and develop future operations.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

Significant individual financing facilities are described below:

     i)  Bolivia

In June 2001, Telefonica Celular de Bolivia SA signed an agreement for additional financing in the amount of $25,000,000 with the IFC and $10,000,000 from the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V.
(FMO), also known as the Netherlands Development Finance Company. This financing bears interest at LIBOR+3.00% and is repayable in installments starting in December 2002 until December 2006. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt-to-equity ratio. As of December 31, 2002, the company was in breach of certain covenants on the IFC loan and the outstanding balances had been reclassified as short-term financing. As of December 31, 2002, $31,030,000 was drawn down related to these financings. Management considers this to be the fair value. These investments will help to fund the expansion and further digitalization of the Group's mobile cellular telecommunications network in Bolivia.

     ii) Colombia

MIC arranged financing during 1994 for Celcaribe SA, its operation in Colombia. This financing consisted of units in a high yield note trust certificate ($82,504,129) and Celcaribe ordinary share trust certificates ($26,264,876) and secured bank financing ($11,400,000). The high yield note trust certificate is repayable in several tranches starting in March 2001 and ending in the year 2004 and bears interest at 14.5% per annum. The amount outstanding under this financing as of December 31, 2002, was $67,700,000. The fair value of the outstanding notes at December 31, 2002, based upon secondary market trading information, was $48,067,000 (2001: $61,044,000).

In 2002 and 2001, Celcaribe repurchased $34,000,000 of the high yield note trust certificates at market price at that time, realizing a gain of $13,571,000 (2001: $8,075,000) which has been recorded as "Other income" in the consolidated statement of profit and loss.

The high yield note and the supplier financing are both secured by a pledge of the shares of Millicom de Colombia ("MdC"), MIC's 96.1% (2001: 96.1%) owned company, which holds 4.8% of the share of Celcaribe, and certain other assets of Celcaribe.

     iii) Pakcom

In November 2002, Pakcom signed a syndicated finance agreement for Rupees 800 million (approximately $13,700,000). For this agreement Faysal Bank Limited acts as security agent and Standard Chartered Bank acts as facility agent. The facility is repayable in monthly installments until December 31, 2004 and attracts interest at State Bank of Pakistan discount rate plus 1.75%, with a floor rate of 11.75%. As of December 31, 2002, $13,185,000 of this facility was outstanding. Management considers this to be the fair value.

     iv) Sri Lanka

In September 2000, ABN-Amro arranged a seven-and-a-half-year syndicated loan of LKR 1,534,000,000 ($20,000,000) for Celltel Lanka Limited, MIC's 99.9% owned operation in Sri Lanka. This financing bears interest at 3% over the weighted average Treasury Bill Rate and is repayable over 13 quarterly installments commencing one year from signing. At December 31, 2001, the facility has been fully drawn down. As of December 31, 2002, $13,418,000 was outstanding. Management considers this to be the fair value.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     d)  Analysis of borrowings by maturity

The total amount repayable at December 31, 2002 and 2001 is as follows:

                        Company       Operations     Total           Company      Operations       Total
                          2002           2002         2002             2001          2001           2001
                     ----------------------------------------------------------------------------------------
                        US$ '000      US$ '000      US$ '000         US$ '000     US$ '000        US$ '000
                     ----------------------------------------------------------------------------------------

Due within:
    1 year                    -       156,666         156,666           1,033       152,865        153,898
    1 - 2 years          57,536        65,435         122,971               -        78,433         78,433
    2 - 3 years             380        19,768          20,148         173,365        62,627        235,992
    3 - 4 years         918,000        10,666         928,666             380        20,693         21,073
    4 - 5 years               -         6,676           6,676         962,000        14,260        976,260

Due after 5 years             -         1,807           1,807               -           697            697
                     ------------------------------------------    ------------------------------------------

Total repayable         975,916       261,018       1,236,934       1,136,778       329,575      1,466,353
                     ------------------------------------------    ------------------------------------------

Unamortized
portion of
financing fees           (8,359)            -          (8,359)        (10,379)            -        (10,379)
                     ------------------------------------------    ------------------------------------------
Total debt, net         967,557       261,018       1,228,575       1,126,399       329,575      1,455,974
                     ==========================================    ==========================================

Of which
  subordinated (v)      918,000        67,700         985,700         962,000       101,740      1,063,740
                     ==========================================    ==========================================

(v) The subordinated debt shown above as Operations is in respect of the high yield note trust certificates in Colombia (Note 17 c (ii)).

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

18.  ANALYSIS OF GROUP REVENUES AND COST OF REVENUES, SEGMENTAL REPORTING

The Group mainly operates in one reportable industry segment, telecommunications services. The Group's revenues and cost of sales comprise the following:

                                                2002                 2001               2000
                                         -----------------------------------------------------------
                                              US$ '000             US$ '000           US$ '000
                                         -----------------------------------------------------------
Provision of telecom services                  581,321              600,315            526,494
Connection revenues                              7,982                9,567              7,009
Equipment revenues                              15,883               34,688             37,337
                                         -------------------- --------------------------------------
Total revenues                                 605,186              644,570            570,840
                                         ==================== ======================================


The Group's cost of sales comprise the following:

                                                2002                 2001               2000
                                         -----------------------------------------------------------
                                              US$ '000             US$ '000           US$ '000
                                         -----------------------------------------------------------
  Costs from the provision of telecom
     Services                                 (235,986)            (227,970)          (241,293)
  Connection costs                              (5,818)              (6,213)            (4,762)
  Equipment costs                              (27,817)             (49,260)           (72,261)
                                         -------------------- --------------------------------------
  Total cost of sales                         (269,621)            (283,443)          (318,316)
                                         ==================== ======================================

The segmental reporting by strategic operating entity is prepared on a geographical basis and reflects the measures of segmental profit and loss and financial position reviewed by management. The definition of strategic segment is defined in notes 1 and 3. Other than financing arrangements, there are no significant transactions between the segments. For the purposes of this presentation, corporate expenses have been fully allocated to Unallocated.

SANBAO Telecom (Asia)                          2002       2001       2000
                                            ---------------------------------
                                             US$ '000   US$ '000   US$ '000
                                            ---------------------------------
Revenues                                      233,671    209,635    154,256
   of which divested                            1,113      5,878      9,533
Depreciation and amortization                 (47,023)   (45,041)   (35,199)
   of which divested                           (4,812)    (3,870)    (4,269)
Operating profit  (loss)                       71,547     50,559      3,656
   of which divested                           (5,601)    (4,048)    (3,666)
Non-cash expenses                                 199       (529)   (52,290)
   of which divested                                -          -    (33,639)
Profit (loss) before minority interest         47,207     23,297    (32,022)
   of which divested                          (13,318)   (11,450)   (17,083)
Assets                                        286,878    275,994
   of which divested                                -     12,568
Capital expenditure                            39,991     67,000
   of which divested                                4      1,984
Liabilities                                  (199,189)  (291,034)
   of which divested                                -    (52,490)

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

MIC Latin America                              2002       2001       2000
                                            ---------------------------------
                                             US$ '000   US$ '000   US$ '000
                                            ---------------------------------
Revenues                                      277,554    315,321    313,842
   Of which El Salvador                             -     17,311     45,555
Depreciation and amortization                 (54,286)   (67,545)   (57,132)
   Of which El Salvador                             -     (2,992)    (5,658)
Operating (loss) profit                       (10,867)    63,424     54,353
   Of which El Salvador                             -      3,517     11,094
Share of net profit of investment in
associate company                                  62          -          -
Non-cash expenses                             (27,742)    (1,422)   (18,380)
(Loss) Profit before minority interest         (1,648)     9,897      2,043
   Of which El Salvador                             -      1,603      6,577
Assets                                        451,997    538,666
   Of which El Salvador                        52,858     52,858
Capital expenditure                            33,379     75,301
   Of which El Salvador                             -      1,944
Liabilities                                  (205,192)  (333,290)


MIC Africa                                     2002       2001       2000
                                            ---------------------------------
                                             US$ '000   US$ '000   US$ '000
                                            ---------------------------------
Revenues                                       52,080     45,323     33,897
Depreciation and amortization                  (8,883)    (6,928)    (5,399)
   of which divested                              (20)       (15)         -
Operating profit (loss)                         1,161      5,484      3,681
   of which divested                             (392)      (311)         -
Non-cash expenses                                (745)       (15)    (2,466)
Loss before minority interest                  (6,918)    (2,672)   (10,765)
   of which divested                             (500)      (378)         -
Assets                                         89,705     96,251
   of which divested                                -      9,894
Capital expenditure                            16,248     18,224
   of which divested                               12      2,065
Liabilities                                   (99,301)  (107,679)
   of which divested                                -    (10,018)

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

Other                                          2002       2001       2000
                                            ---------------------------------
                                             US$ '000   US$ '000   US$ '000
                                            ---------------------------------
Revenues                                       15,671     11,945     3,798
   of which divested                            2,620      2,156     1,422
Depreciation and amortization                  (8,586)    (5,707)   (3,534)
   of which divested                           (1,080)    (2,628)   (2,673)
Operating loss                                (18,366)   (11,124)  (10,667)
   of which divested                          (11,954)    (8,091)   (7,097)
Loss from associated companies                      -          -   (43,178)
   of which divested                                -          -   (43,178)
Non-cash expenses                             (11,960)         -         -
   of which divested                           (6,833)         -         -
Loss before minority interest                 (24,483)   (16,634)  (55,681)
   of which divested                          (14,453)   (11,976)  (51,661)
Assets                                         15,604     38,151
   of which divested                                -     11,969
Capital expenditure                             7,217     10,489
   of which divested                            1,650      3,956
Liabilities                                   (14,485)   (58,606)
   of which divested                                -    (42,394)


MIC Systems (divested in 2002)                 2002       2001       2000
                                            ---------------------------------
                                             US$ '000   US$ '000   US$ '000
                                            ---------------------------------
Revenues                                       28,186     26,300     28,027
Depreciation and amortization                  (6,814)    (4,588)    (3,139)
Operating profit                                7,275      5,864      4,758
Non-cash expenses                                 (53)      (211)    (3,766)
Profit (loss) before minority interest          3,892      3,124     (1,816)
Assets                                              -     26,074
Capital expenditure                               774      1,184
Liabilities                                         -    (13,734)


FORA Telecom (divested 2001)                   2002       2001       2000
                                            ---------------------------------
                                             US$ '000   US$ '000   US$ '000
                                            ---------------------------------
Revenues                                            -     37,716     36,999
Depreciation and amortization                       -     (7,642)   (11,999)
Operating profit (loss)                             -      1,061    (39,115)
Non-cash expenses                                   -        214    (30,294)
Loss before minority interest                       -     (9,844)   (51,483)
Assets                                              -          -
Capital expenditure                                 -      7,238
Liabilities                                         -          -

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

Unallocated items                              2002        2001       2000
                                            ---------------------------------
                                             US$ '000    US$ '000   US$ '000
                                            ---------------------------------
Revenues                                           41          15         21
Depreciation and amortization                  (5,861)     (7,633)   (12,849)
Operating profit (loss)                        71,564     (22,482)   (70,044)
   of which divested                           (1,410)     (440)      (1,624)
Loss from associated companies                      -      (3,112)         -
Non-cash expenses                              (9,865)    (19,453)    (2,436)
(Loss) profit before minority interest       (380,698)   (144,417)   501,544
   of which divested                           (6,914)     (1,009)    (2,043)
Assets                                      1,857,632   3,253,189
   of which divested                                -       3,247
Capital expenditure                               165          85
Liabilities                                (2,365,170) (3,344,803)
   of which divested                                -     (12,167)


INTER-SEGMENT ELIMINATIONS                     2002        2001       2000
                                            ---------------------------------
                                             US$ '000    US$ '000   US$ '000
                                            ---------------------------------
Revenues                                       (2,017)     (1,685)         -
   of which divested                             (463)       (378)         -
Operating loss                                      -           -          -
Profit before minority interest                     -           -          -
Assets                                     (1,498,697) (2,357,395)
Capital expenditure                                 -           -
Liabilities                                 1,408,692   2,357,372


TOTAL                                          2002        2001       2000
                                            ---------------------------------
                                             US$ '000    US$ '000   US$ '000
                                            ---------------------------------
Revenues                                      605,186     644,570    570,840
   of which divested                           31,456      71,672     75,981
Depreciation and amortization                (131,453)   (145,084)  (129,251)
   of which divested                          (12,726)    (18,743)   (22,080)
Operating profit (loss)                       122,313      92,786    (53,378)
   of which divested                          (12,082)     (5,965)   (46,744)
Profit (loss) from associated companies            62      (3,112)   (43,178)
Non-cash expenses                             (50,166)    (21,416)  (109,632)
   of which divested                           (6,886)          3    (67,699)
(Loss) profit before minority interest       (362,649)   (137,249)   351,820
   of which divested                          (31,293)    (31,533)  (124,086)
Assets                                      1,203,119   1,870,930
   of which divested                                -      63,752
Capital expenditure                            97,774     179,521
   of which divested                            2,440      16,427
Liabilities                                (1,474,645) (1,791,774)
   of which divested                                -    (130,803)

Non-cash expenses other than depreciation and amortization mainly comprise write-downs of assets disclosed in note 20.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

19.  PERSONNEL CHARGES

The following personnel charges are included in sales and marketing expenses, general and administrative expenses and other operating expenses:

                                    2002             2001             2000
                              ---------------- ----------------- ---------------
                                  US$ '000         US$ '000         US$ '000
                              ---------------- ----------------- ---------------

Wages and salaries
   Sales and marketing               8,761           12,073           10,375
   General and administrative       23,961           30,756           29,448
   Other operating expenses         10,609           10,625            8,498
                              ---------------- ----------------- ---------------
                                    43,331           53,454           48,321
                              ================ ================= ===============

Social security
   Sales and marketing                 948            1,468            1,367
   General and administrative        3,809            4,603            5,398
   Other operating expenses            111              264              190
                              ---------------- ----------------- ---------------
                                     4,868            6,335            6,955
                              ================ ================= ===============

                              ---------------- ----------------- ---------------
                                    48,199           59,789           55,276
                              ================ ================= ===============

The average number of permanent employees on a proportional basis during 2002 was 2,080 (2001: 3,032; 2000: 3,515).

Directors received payments of $1,711,000 (2001: $1,840,000; 2000: $2,277,000)
in respect of their services to the Group.

The Group does not have any material pension or post retirement plan arrangements.

Stock-based compensation offered to officers and employees are disclosed in
Note 16.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

20.  GAIN AND LOSS ON EXCHANGE, DISPOSAL AND WRITE-DOWN OF ASSETS, NET

a)   Write-down of assets, net

During 2002, MIC entered into discussions concerning the sale of its cellular operation, Celcaribe, in Colombia. Following the signing of a sale and purchase agreement in December 2002, management recognized an impairment between the recoverable amount and the carrying value of its intangibles in Celcaribe. Other impairments have also been identified and recorded as disclosed in the following table by reporting segment:

                  ----------------------------------------------------------------------
                                                  2002
                  ----------------------------------------------------------------------
                    Licenses      Goodwill      Equipment       Other          Total
                      (ii)         (i)                           (ii)
                    US$ '000      US$ '000       US$ '000      US$ '000       US$ '000
                  ----------------------------------------------------------------------
MIC Latin America     41,733        35,723              -         7,107         84,563
Sanbao Telecom             -             -              -         (199)           (199)
Africa                     -             -              -          745             745
MIC Systems                -             -              -           53              53
Unallocated                -             -              -          464             464
Other                  4,945           585          6,833          182          12,545
                  ----------------------------------------------------------------------
                      46,678        36,308          6,833        8,352          98,171
                  ======================================================================

(i) Recorded under "Other operating expenses"
(ii) Recorded under "General and administrative expenses"


In December 2002, MIC invoked a drag-along clause on Celcaribe options, resulting in a credit of $21,098,000 (note 9).

During 2001, management identified impairment of its license to operate high-speed wireless data services in the UK due to initial market conditions that have delayed profitable asset deployment. Therefore, an impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows and the carrying value of the license at the measurement date, resulting in a write-down of $20,074,000. Other impairments have also been identified and recorded as disclosed in the following table by geographic region:

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

               -----------------------------------------------------------
                                          2001
               -----------------------------------------------------------
                 Licenses       Goodwill        Other           Total
                   (ii)            (i)           (ii)           (ii)
                  US$ '000       US$ '000      US$ '000        US$ '000
               -----------------------------------------------------------
Sanbao Telecom         350          1,030           179           1,559
FORA Telecom           146            622          (360)            408
Lama                     -              -         1,422           1,422
Africa                   -              -            15              15
MIC Systems              -              -           211             211
Unallocated              -              -          (655)           (655)
Other               20,074              -            34          20,108
               -----------------------------------------------------------
                    20,570          1,652           846          23,068
               ===========================================================

(i) Recorded under "Other operating expenses"
(ii) Recorded under "General and administrative expenses"


During 2000, management identified impairment of its analog fixed assets and related licenses and intangibles due to the faster-than-expected migration of its analog subscribers to digital platforms. This rapid migration created a likely expectation that the analog assets would be decommissioned or disposed of significantly before the end of their previously estimated useful life. As a result of this rapid migration, the Company re-assessed the recoverability of its investments in the third quarter of 2000. The analog assets will continue to be held and used in the operations until migration to digital networks is complete. However, the discounted cash flows projected to be generated from analog assets have indicated that the recoverable amount of these assets is lower than the carrying value. Therefore, impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows, and the carrying value of the analog assets at the measurement date. As a result, an impairment charge of $105,668,000 ($2.13 per share on a diluted basis) was recognized in the consolidated income statement and is included in the caption "General and administrative expenses". Following is a detail of the impairment by geographical region:

                  ----------------------------------------------------------------------
                                                  2002
                  ----------------------------------------------------------------------
                    Licenses      Goodwill      Equipment       Other          Total
                      (ii)         (i)                           (ii)
                    US$ '000      US$ '000       US$ '000      US$ '000       US$ '000
                  ----------------------------------------------------------------------
Sanbao Telecom        19,203             -         33,087             -         52,290
MIC Latin America          -             -         18,379             -         18,379
FORA Telecom          10,046         2,239         20,248             -         32,533
MIC Africa                 -             -          2,466             -          2,466
MIC Systems                -             -              -         3,766          3,766
Unallocated                -             -              -         2,437          2,437
                  ----------------------------------------------------------------------
                      29,249         2,239         74,180         6,203        111,871
                  ======================================================================

(i)  Recorded under "Other operating expenses"
(ii) Recorded under "General and administrative expenses"

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

b) Gain (loss) from sale of subsidiaries and joint ventures, net

Year ended December 31, 2002 -

Following the sale of the Company's interest in FORA Telecom BV during 2001, as described below, during 2002 MIC obtained the necessary GSM licenses and therefore received the additional $30 million proceeds in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The credit realized on these less costs incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

In July 2002, MIC's partner in its cellular operation in Vietnam exercised his options to purchase 10% of the share capital of the company. MIC has recognized a gain of $16,603,000 (note 9).

In September 2002, MIC sold its interest in its cellular operation in the Democratic Republic of Congo recognizing a loss of $21,000.

Additionally, in September 2002, the Group sold its 100% interest in Liberty Broadband Ltd. recognizing a loss of $10,294,000.

In May 2002, MIC sold 17% of its interest in MIC Systems BV, the direct parent company of MACH SA, for $17,000,000 to Kinnevik BV. Further, in November 2002, MIC Systems BV sold its 100% interest in Mach SA for a sum of Euro 95 million, approximately $97,000,000. These two transactions resulted in the recognition of a gain of $87,655,000 for the Group.

In December 2002, the Group completed the sale of its cellular operation in the Philippines for a nominal sum, recognizing a loss of $35,988,000

Year ended December 31, 2001 -

In September 2001, the Company sold its 24.5% investment in SkyCell Communications Limited, the Indian cellular company operating in Chennai (formerly known as Madras), to Bharti Tele-Ventures Limited. The sale resulted in a $28,354,000 gain on the disposal.

In November 2001, the Company sold 100% of its interest in FORA Telecom BV, its Russian cellular telephony operations, to Tele2 AB. The agreement called for $80 million of Tele2 AB class 'B' shares, (corresponding to 2,461,449 Tele2 AB 'B' shares), to be exchanged for the assets plus a maximum of $30 million in cash or additional Tele2 AB "B" shares, depending on the outcome of GSM license applications for three of MIC's existing cellular telephony operations in Russia. Upon execution of the sale agreement, MIC agreed to assign deposits held for loans by Banque Invik and to waive all intercompany balances between the segment and the Group. The total disposal resulted in a $6,693,000 non-cash gain recognized in 2001.

Year ended December 31, 2000 -

In May 2000, MIC sold a 20% interest in Millicom (Ghana) Limited to an existing partner. The sale generated no gain or loss on disposal.

During 2000, the Group charged its profit and loss account with $2,755,000 in respect of the impairment of the carrying value of investments in certain start-up ventures.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

c)   (Loss) gain from investment securities

As of December 31, 2002, MIC holds a 6.8% interest in Tele2 AB ordinary shares accounted for as both a current and non-current investment in securities. From time to time MIC has sold parts of its investment in Tele2 AB and recognized a loss or gain on the disposal. Losses or gains recognized in 2002, 2001, and 2000 are $(168,818,000), $(15,931,000) and $55,321,000, respectively (note 8).
Additionally, during 2002, MIC has recognized a significant and prolonged decline in the value of its investment in Tele2 AB and, as a result, charged an amount of $119,138,000 to the profit and loss account.

Also, during 2002, MIC made an impairment on its investment in Great Universal for an amount of $5,027,000. In addition, MIC recognized an impairment on its investment in Modern Holdings of $7,050,000 (note 8).

During 2002, the Group also disposed of its investment in Luxaviation SA, previously held as an investment in securities, recognizing a gain of $70,000.

In September 2000, following the exchange offer of Tele2 AB, the Company exchanged its 29.6% interest ownership in SEC realizing a gain of $609,941,000, corresponding to the market value of the Tele2 AB shares obtained less the value of SEC as recorded in the books of the Company.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

d) Disclosure on discontinuing operations

In May 2002 the Group publicly announced its intention to sell the MIC Systems group of companies. These operations were sold on November 15, 2002 and are reported in these financial statements as a discontinuing operation. The sales, results, cash flows and net assets of the MIC Systems operations were as follows:

                                                             From January 01,
                                                             2002 to November       Year ended
                                                                 15, 2002        December 31, 2001
                                                             ----------------------------------------
                                                                  US$ '000            US$ '000
                                                             ----------------------------------------
Sales                                                                   27,723          25,921
Operating costs                                                       (20,911)        (20,423)
                                                             ----------------------------------------
Profit from operations                                                   6,812           5,498
Finance cost                                                           (1,969)         (1,521)
                                                             ----------------------------------------
Profit before tax                                                        4,843           3,977
Tax                                                                    (1,414)         (1,219)
                                                             ----------------------------------------
Profit after tax                                                         3,429           2,758
                                                             ========================================

Operating cash flows                                                   (1,088)           6,181
Investing cash flows                                                     4,499         (5,361)
Financing cash flows                                                     (281)             (4)
                                                             ----------------------------------------
Total cash flows                                                         3,130            816
                                                             ========================================

                                                                                    At December 31,
                                                               At Nov 15, 2002            2001
                                                             ----------------------------------------
                                                                  US$ '000            US$ '000
                                                             ----------------------------------------
Property, plant and equipment                                            2,293           2,297
Other non-current assets                                                 6,255           5,477
Current assets                                                          26,167          11,309
                                                             ----------------------------------------

Total assets                                                            34,715          19,083
Total liabilities                                                      (8,099)          (6,748)
                                                             ----------------------------------------
Net assets                                                              26,616          12,335
                                                             ========================================

The gain on disposal was determined as follows:
Net assets sold                                                         26,616
Proceeds from sale                                                     114,271
                                                             ------------------
Gain on disposal                                                        87,655
Tax thereon                                                                  -
                                                             ------------------

After-tax gain on disposal                                              87,655
                                                             ------------------

The net cash inflow on sale is determined as follows:
Proceeds from sale                                                     114,271
Less: cash and cash equivalents in subsidiary sold                     (4,125)
                                                             ------------------
Net cash inflow on sale                                                110,146
                                                             ==================

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

21.  TAXES

Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Societe Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2002, 2001 or 2000.

The effective tax burden on profitable operations is approximately 25% (2001:
19%; 2000: 17%). The weighted average effective rate of tax has been reduced in the years 1999 to 2001 largely due to the government in Paraguay creating a foreign investment incentive program reducing the basic rate of income tax by 95% on the incremental profits generated by new capital investment. Currently profitable operations are in jurisdictions with tax rates of 13% to 35% (2001:
8% to 40%; 2000: 14% to 40%). The utilization of tax loss carryforwards or holidays had an impact of decreasing the effective tax rate on profitable operations by approximately 1% in 2002 (2001: 1%; 2000: (1)%). The operations currently incurring losses operate in tax jurisdictions with rates ranging from 25% to 35% (2001: 25% to 35%; 2000: 20% to 35%).

A reconciliation between the weighted average statutory rate applicable to profitable operations and the effective weighted average tax rate is as follows:

                                              2002         2001         2000
                                           -------------------------------------
                                               %            %            %
                                           -------------------------------------
Weighted average statutory rate                26           22           22
Investment incentive program (Paraguay)         -           (2)          (6)
Utilization of tax loss carryforwards          (1)          (1)           1
                                           ------------ ------------------------
Weighted average effective rate                25           19           17
                                           ============ ========================

The charge for income taxes is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

                                          2002            2001          2000
                                     --------------- ---------------------------
                                        US$ '000        US$ '000      US$ '000

Current income tax charge                 21,143          25,577        17,771
Deferred income tax charge (income)        1,591         (17,360)        8,493

                                     --------------- ---------------------------
Charge for taxes                          22,734           8,217        26,264
                                     =============== ===========================

Included in the above charge is $1,467,000 (2001: $3,323,000; 2000: $6,085,000)
in respect of divested operations and a charge of $77,000 (2001: credit of $309,000; 2000: charge of $88,000) in respect of taxes relating to prior periods.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

The tax effects of significant items comprising the Group's net deferred income tax liability as of December 31, 2002 and 2001 are as follows:

                                                           2002         2001
                                                      --------------------------
                                                         US$ '000     US$ '000
                                                      --------------------------

Deferred income tax liabilities:
    Differences between book and tax
      basis of assets and liabilities                    (26,874)      (20,507)
                                                      ------------ -------------

Deferred income tax assets:
    Tax credit carryforwards                               2,734         3,110
    Temporary differences due to impairment charges        3,510             -
    Net operating and other loss carryforwards             2,226           675
                                                      ------------ -------------
Net deferred income tax assets                             8,470         3,785
                                                      ------------ -------------

Deferred income tax liability                            (18,404)      (16,722)
                                                      ============ =============

Amount included in balance sheet as non-current
  deferred tax liability                                 (26,874)      (20,507)
                                                      ============ =============

Amount included in balance sheet as non-current
  deferred taxation asset                                  8,470         3,785
                                                      ============ =============

Deferred income tax liabilities are comprised of $13,500,000 (2001:
$13,500,000) deferred US Federal income taxes and $13,374,000 (2001:
$7,007,000) deferred income taxes in other jurisdictions, reflecting temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets are comprised of tax credit carryforwards and operating losses in joint ventures and subsidiaries.

The Company has not recorded deferred income tax liabilities applicable to undistributed earnings of foreign joint ventures and subsidiaries that will be reinvested in foreign operations. Undistributed earnings amounted to approximately $87,641,000 at December 31, 2002 (2001: $325,264,000; 2000:
$265,311,000).

Net operating and other loss carryforwards amounting to $189,080,000 (2001:
$108,069,000;2000: $84,269,000) are present in the Group. These have expiry periods depending on their jurisdiction of greater than one year. $177,271,000 (2001: $107,394,000; 2000: $84,269,000) of these net operating and other loss carryforwards are not anticipated to be used within expiry periods.

In October 2001, the Company determined that the Tax Liabilities, as defined by the Merger Agreement, amounted to $7,023,000. At the time of the Merger, the Group recorded a provision of $13,544,000 as a deferred tax liability for the Tax Liabilities, resulting in a difference of $6,521,000 that was settled by the final issuance of 374,521 shares and a realized gain of $3,521,000 (note
16) corresponding to the difference between the issuance price and the share price as of the date of the transaction.

Concurrently, the Group reversed a deferred tax provision of $12,274,000. Such amount has been recorded as a deduction to the tax provision for the year ended December 31, 2001 as a deferred tax income.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

22.  CASH FLOW FROM OPERATING ACTIVITIES

                                                                2002             2001           2000
                                                          ------------------------------------------------
                                                              US$ '000         US$ '000       US$ '000
                                                          ------------------------------------------------
(Loss) profit after taxes for the year                       (385,143)         (138,053)      355,388
Adjustments for non-cash items:
   Depreciation and amortization                              141,754           154,191       143,329
   Decrease in discount on subordinated notes                       -            50,685       111,604
   Write-down of assets                                        78,167            23,998       112,719
   Loss (gain) on exchange and disposal of assets             (88,814)          (35,047)        2,755
   Loss (gain) from investment securities                     299,963            15,931      (665,262)
   Charge for financial instruments                             7,858             9,914             -
   (Profit) loss from operations in associate companies           (62)            3,112        43,178
   Increase in the impairment for doubtful debts                2,558             9,531           291
   Minority interest                                           22,494               804        (3,568)
   Other income                                               (42,247)          (11,596)            -
Adjustment to reconcile working capital:
   Increase (decrease) in trade debtors, prepaid and
     other current assets                                       5,790           (34,701)      (56,424)
   Decrease (increase) in inventories                           5,386             3,277        (5,532)
   Increase in trade and other payables                        30,732            58,347        70,938
   (Decrease) increase in accrued interest                     (8,841)            2,435         3,355
   Increase (decrease) in accrued taxation                      2,986            (8,859)       14,698
                                                          ---------------  -------------------------------
Net cash provided (used) by operating activities               72,581           103,969       127,469
                                                          ===============  ===============================

Interest paid during the year amounted to $197,297,000 (2001: $208,029,000; 2000: $74,302,000). Taxes paid amounted to $21,582,000 (2001: $22,671,000;
2000: $5,552,000).

23.  ACQUISITION OF SUBSIDIARIES

The Group has, from time to time, acquired or increased its share in certain subsidiaries and joint ventures. The fair value of the assets acquired and liabilities assumed during the year were as follows:

                                                                2002             2001           2000
                                                          ------------------------------------------------
                                                              US$ '000         US$ '000       US$ '000
                                                          ------------------------------------------------
Tangible fixed assets                                               -            11,430        60,909
Goodwill                                                        2,268             8,091        30,560
Intangible fixed assets                                             -            12,851        30,632
Current assets                                                    390             3,742         6,609
Amounts due in more than one year                                   -           (1,691)      (42,966)
Amounts due in less than one year                                   -           (7,902)      (53,568)
Minority interest                                                (658)          (3,150)         (277)
                                                          ---------------  -------------------------------
Total purchase price                                            2,000            23,371        31,899
Less:     Cash acquired                                             -             (393)       (4,500)
                                                          ---------------  -------------------------------
Cash paid for acquisitions net of cash acquired                 2,000            22,978        27,399
                                                          ===============  ===============================

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

In 2002, the Company increased its ownership in Celcaribe throughout the year to arrive at an ownership percentage of 95.4% as of December 31, 2002 (note 9). In addition, in November 2002, MIC purchased the remaining 30% interest in Millicom (Ghana) Limited. Both operations were fully consolidated at December 31, 2002 and 2001.

24.  DISPOSAL OF SUBSIDIARIES

The Group has, from time to time, disposed of or reduced its share in certain subsidiaries and joint ventures. The impact of the change in consolidation method and the fair value of the assets disposed of and liabilities assigned during the year were as follows:

                                                                2002             2001           2000
                                                          ------------------------------------------------
                                                              US$ '000         US$ '000       US$ '000
                                                          ------------------------------------------------
Tangible fixed assets                                           11,396           36,419          2,231
Intangible fixed assets                                         26,332            9,503            780
Pledged deposits                                                30,989                -              -
Current assets                                                  72,553           60,596            845
Amounts due in more than one year                               (2,125)          (2,526)           (72)
Amounts due in less than one year                              (86,899)         (38,352)        (4,434)
Disposal of minority interest                                    5,594              (75)           650
                                                          ---------------  -------------------------------
                                                                57,840           65,565              -
Profit on sale                                                  57,955           35,047             17
                                                          ---------------  -------------------------------
Total sale price                                               115,795          100,612             17

Add:  Additional proceeds on sale of FORA less
        expenses incurred                                       27,547                -              -
Less: Cash                                                      (8,271)          (1,803)             -
        Available-for-sale securities received                      -          (79,558)              -
                                                          ---------------  -------------------------------
Cash flow on disposal net of cash                              135,071           19,251             17
                                                          ===============  ===============================

The results, assets and liabilities of divested operations are summarized in note 18.

25.  NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                2002             2001           2000
                                                          ------------------------------------------------
                                                              US$ '000         US$ '000       US$ '000
                                                          ------------------------------------------------
Investing activities:
    Revaluation of marketable securities                       (57,813)         (79,061)      (316,043)
    Non-cash capital expenditure, net                           28,935           12,657         26,113
    Change in consolidation method                                   -           25,464              -
      Disposal of joint ventures                                     -          (72,865)             -
    Acquisition of available-for-sale                                -          79,557              -
      securities

Financing activities:
    Increase of debt and other financing                             -           50,685        111,604
    Repayment of debt                                          (35,753)               -              -
    Issuance of capital                                              -            2,999              -

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

26.  COMMITMENTS AND CONTINGENCIES

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31,2002, MIC's consolidated share of these matters that have not been provided totaled $16,381,000. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

   Mach

In November 2002, MIC completed the sale of MACH SA for Euro 95 million. Following examination of the books and records of Mach SA subsequent to purchase, the buyers have claimed a reduction of approximately $4,550,000 in the purchase price to reflect a claimed lower balance sheet value, as per the terms of the purchase agreement. MIC's management is currently examining this claim but does not expect there to be any material adjustment.

   Debt pledges, guarantees and commitments

Details of debt pledges, guarantees and commitments are contained in notes 17 and 27.

   Letters of support

In the normal course of business, the Company issues letters of support to various companies and joint ventures within the Group.

   Operational environment

MIC has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, MIC is involved in discussions regarding taxation, interconnect and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations. In management's opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which MIC has operations will not materially negatively impact MIC's financial position or operations.

   Lease commitments

Operating Leases:

The Group has the following annual operating lease commitments as of December 31, 2002 and 2001 maturing at various dates through 2048.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

                                                2002             2001
                                          ----------------------------------
Minimum lease commitments                     US$ '000         US$ '000
                                          ----------------------------------

Within:    One year                                246            1,120
Between:   One - two years                         228              500
           Two - three years                       199              309
           Three - four years                      167              247
           Four - five years                       128              205
After:     Five years                              196            1,109
                                          ---------------- -----------------
Total                                            1,164            3,490
                                          ================ =================

Operating lease expense was approximately $5,018,000 in 2002 (2001: $3,466,000; 2000: $10,594,000).

Finance leases:

Future minimum payments on the finance leases are as follows:

                                                2002             2001
                                          ----------------------------------
Finance lease repayments                      US$ '000         US$ '000
                                          ----------------------------------

Within:    One year                                290              737
Between:   One - two years                         138              229
           Two - three years                        26              156
           Three - four years                        2               23
           Four - five years                         -                -

After:     Five years                                -                -
                                          ---------------- -----------------
Total                                              456               1,145
                                          ================ =================

The finance leases are comprised mainly of lease agreements relating to vehicles used by the Group.

   Capital commitments

The Company and its joint ventures have a fixed commitment to purchase network equipment, land and buildings and other fixed assets with a value of $11,867,000 (2001: $56,436,000) from a number of suppliers within one year.

Included in the above commitments are those related to Comvik International (Vietnam) AB for an amount of $9,619,000. As part of the 2000 and 2001 amendments (note 3), the operation still needs to disburse approximately $47 million before the end of the revenue sharing agreement in 2005.

   Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from MIC's various joint ventures.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

27.  RELATED PARTY TRANSACTIONS

The Company's principal shareholder is Industriforvaltnings AB Kinnevik ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries.

On December 31, 1995, MIC acquired 17.7% of MACH from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of (i) an initial payment of $1,000,000 plus interest, at the ruling market rate, for the month of January 1996, (ii) seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of MACH's pre-tax profit for the relevant year and payable in April of the following year, and (iii) a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000. The final payment is to be made in common stock of MIC using a share price of $30.50 per share. An amount of $3,958,000 (2001: $7,042,000), equal to the estimated remaining purchase payment for this transaction based on the results of MACH to date, is included in the balance sheet under the heading "Amounts due to shareholders". In 1996 the remaining 2.7% of MACH was purchased from the remaining unrelated shareholder giving MIC a 100% interest.

In May 2002, MIC sold a 17% interest in MIC Systems BV, the parent company of MACH, to Kinnevik BV for $17,000,000.

As of December 31, 2002, MIC owed $63,000 (2001: $116,000) to Kinnevik for additional charges.

During 2002, Kinnevik purchased MIC Notes (note 17) on the open market with a face value of $44,000,000. MIC then exchanged these for $1,500,000 cash and 672,016 Tele2 AB shares at market prices.

During the course of 2002, MIC sold an additional 6,177,369 Tele2 AB 'B' shares at market prices to Kinnevik for a value of $104,295,000.

On September 27, 2000, following an exchange offer made by Tele2 AB, the Company exchanged its SEC shares into Tele2 AB shares.

In November 2001, the Company sold 100% of its interests in FORA Telecom BV, its Russian Cellular telephony operations to Tele2 AB. The agreement called for $80 million in Tele2 AB class 'B' shares to be exchanged for the assets plus a maximum equivalent of $30 million in cash or additional Tele2 AB "B" shares, depending on the outcome of GSM license applications for three of MIC's existing cellular telephony operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001 (note 20). During 2002, MIC obtained the necessary GSM licenses referred to above and therefore received the additional $30 million proceeds in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The credit realized on these, less costs incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

The Group maintains corporate bank accounts at Banque Invik through which it makes payments and receives monies in the normal course of business. As of December 31, 2002, the Group had current accounts, time deposits and blocked deposits at Banque Invik.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

MIC charged $nil (2001: $280,000; 2000: 800,000) to related parties for services rendered.

During the course of the year, directors received payments in respect of their services to the Group (note 19).

     Great Universal

As of December 31, 1998, the Group, through its subsidiary MIC-USA inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal. On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of MIC's investment in Great Universal. This amount is recorded in Investment in securities. During 2002, management made an impairment for 100% of this asset due to uncertainty concerning its recoverability. Following the reorganization described below, the rights and obligations of MIC-USA toward Great Universal were assigned to Great Universal LLC. Great Universal continues to indemnify MIC against certain contingent liabilities of Millicom. Great Universal is currently engaged in the communications, information technology, teleservices and media industries primarily in the United States.

In June 1999, Great Universal effected a reorganization of Great Universal and its subsidiaries, in which Great Universal was merged with and into Great Universal LLC and operations were spun off into two separate businesses, being Great Universal and Modern Holdings. Great Universal Inc. holds the subsidiaries in teleservices, television and media and specialized electronics industries, and Modern Holdings holds the subsidiaries in the integrated network services industries. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 53% of common shares in Modern Holdings. MIC does not consolidate its investment in Great Universal as, due to the warrant holders' right to exercise, it considers it does not control Great Universal and also that there exist severe long-term restrictions that significantly impair the ability of Great Universal to transfer funds to MIC.

In January 2000, Modern Holdings sold its 100% interest in MACH USA to MACH SA for a total consideration of $1,800,000. Due to the loss situation of MACH USA and the low expected development of MACH USA, the Company's management decided to close the activities of MACH USA and to write down the investment.

In January 2000, MIC invested $10,000,000 in Modern Holdings in the form of promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings. This investment is recorded as a non-current available-for-sale security (note 8).

The largest single shareholder in the Company is Kinnevik, with a direct interest of 36%. The following purchases and outstanding balances occurred with companies affiliated to Kinnevik. All transactions were conducted on commercial terms and conditions at market prices. The services supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

As of December 31, 2002 and 2001, MIC had the following payables and purchases to related parties:

                                Purchases in year           Amount payable at
                                                              December 31,
                                2002         2001           2002         2001
                           -----------------------------------------------------
                              US$ '000     US$ '000       US$ '000     US$ '000
                           -----------------------------------------------------
Bassett                            669        1,222             23          101
Great Universal                      -            -             25           39
Netcom Consultants                 157          554              9           56
Procure-it-right                   839          962            100            1
Applied Sales Management           110          100              -            -
Applied Value                    2,009          484            252            -
Praesidium                         204           70              -            3
Lothar Systems                      10        1,601            288          508
Ephibian                            38            -              -            -
Shared Value                       656          477             23            -
YXK Systems                         28            -              -            -
Search Value                       489          189              -            -
Banque Invik                       638          438             44            -
Tele2                               50           25          5,723       10,596
                           -------------------------- --------------------------
                                 5,897        6,122          6,487       11,304
                           ========================== ==========================

As of December 31, 2002 and 2001, MIC had the following receivables from Kinnevik and other related parties:

                                           2002        2001
                                     --------------------------
                                         US$ '000    US$ '000
                                     --------------------------
Kinnevik                                    1,976       2,581
Modern Times Group                            752         281
Metro                                         734         256
Lothar                                        922          29
Tele2                                         359       4,216
Modern Holdings                             1,825       1,633
Netcom                                         64         100
Shared Value                                   18           6
Stonebrook Enterprises                        156         156
                                     --------------------------
                                            6,806       9,258
                                     ==========================

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

28.  OTHER CURRENT LIABILITIES

Other current liabilities are comprised as follows:

                                           2002        2001
                                     --------------------------
                                         US$ '000    US$ '000
                                     --------------------------

Taxes payable                              25,530      26,189
Deferred revenue                            8,389      10,771
Subscriber deposits                         6,463       8,500
Prepayment cards                           11,180       7,733
Other current liabilities                  23,436      39,553
                                     --------------------------
                                           74,998      92,746
                                     ==========================

29.  (LOSS) EARNINGS PER COMMON SHARE

 (Loss) earnings per common share is comprised as follows:

                                                             2002          2001           2000
                                                        -------------------------------------------
Basic and diluted (loss) earnings (US $'000's)             (385,143)     (138,053)       355,388
                                                        ===========================================

Weighted average number of shares outstanding
  during the period (in 000's)                                16,318       16,314         16,273
                                                        ===========================================

Effect of dilutive securities                                      -            -            227

Weighted average number of diluted shares outstanding
  during the period (in 000's)                                16,318       16,314         16,500
                                                        ===========================================

Basic (loss) earnings per common share (US$)                  (23.60)       (8.46)         21.84
                                                        ===========================================

Diluted (loss) earnings per common share (US$)                (23.60)       (8.46)         21.54
                                                        ===========================================

At December 31, 2002, the Group had nil (2001: nil; 2000: 235,000) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

30.  RECONCILIATION TO U.S. GAAP

     The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). If the consolidated financial statements had been prepared under accounting principles generally accepted in the United States ("U.S. GAAP") the following principal differences would arise:

1. Under IFRS, the Company's interests in joint ventures are proportionally consolidated. Under U.S. GAAP, interests in joint ventures should be reflected in the consolidated financial statements using the equity method. The results of the reclassification of balance sheet captions are illustrated in the balance sheet reconciliation on the following pages. Information on the Group's share of income and expenses and cash flows contributed on a proportional basis under IFRS are included in Note 3 to the consolidated financial statements.

2. Under the equity method of consolidation, if an investor's share of losses of an associate equals or exceeds the carrying amount of an investment plus advances made by the investor, the investor ordinarily discontinues including its share of losses and the investment is reported at nil value. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended. Additional losses are provided for when the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. Losses recognized in excess of the investor's total investment due to a commitment to provide further financial support are recorded as a liability.

     Over the years, a number of joint ventures have incurred sufficient losses to reduce the value of the investment below MIC's total investment value in the joint venture, including loans, pledged deposits, obligations and guarantees. Under IFRS, MIC's proportional share of these losses are included in the Company's losses for the year. Summarized below are the adjustments to the profit and loss account that would have been recorded under U.S. GAAP for a) discontinuing MIC's share of losses on certain joint ventures in excess of MIC's total investment in the joint venture, and b) additional losses recorded by MIC above those recorded for IFRS due to MIC's commitment to provide further financial support to the joint venture. Furthermore, an adjustment was made to either increase or decrease the gain recorded for IFRS on the sale of the FORA joint ventures, due to the joint ventures having a lower net asset value under U.S. GAAP.

                                                                             2001              2000
                                                          2002            (Restated)        (Restated)
                                                      -------------     -------------     -------------
                                                        U.S.$'000          U.S.$'000         U.S.$'000
                                                      -------------     -------------     -------------
     Discontinued share of losses...............             (416)               119            (1,990)

     Additional losses in excess of investment
        value...................................           (3,805)            (2,126)           (9,013)
     Increase (decrease) in gain on sale of
     FORA joint ventures........................                -             18,710                 -
                                                      -------------     -------------     -------------
                                                           (4,221)            16,703           (11,003)
                                                      =============     =============     =============

3. The value of cellular properties contributed by the shareholders of certain of the Company's joint ventures, upon formation, were not recorded at the contributing shareholder's carryover basis under IFRS. Rather, the value of such properties were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to franchises and licenses, for $58,628,000. Following the implementation of IFRS 38, the step-up in value of the properties has been amortized through the profit and loss account. The amount of

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     amortization expense recorded in 2002 was $2,273,000 (2001: $2,273,000; 2000: $3,742,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholder's carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

     Additionally, in 2000, the Company recorded an impairment charge for its cellular license in the Philippines. Upon formation of the Philippines joint venture, the value of the license was stepped-up in value, as described above. Because the value of this license was not stepped-up for U.S. GAAP, the impairment charge was reversed under U.S. GAAP for an amount of $9,502,000.

4. In September 2000, the Company exchanged its shareholding in SEC for shares in Tele2 AB, realizing a gain of $609,941,000, corresponding to the market value of the Tele2 AB shares obtained less the value of SEC as recorded in the books of the Company. Under U.S. GAAP, the book value of the SEC investment would have been adjusted to reflect differences between IFRS and U.S. GAAP accounting resulting in a higher gain on the disposal of SEC in the amount of $41,575,000.

5. Under U.S. GAAP, the accounting treatment of the options described in Note 9 of the consolidated financial statements is as follows: (1) the Colombian and El Salvadoran written put options, which when exercised required the Company to purchase additional shares in the respective operations, were recorded at inception as liabilities at their fair values, with subsequent changes in their fair values being recorded in the profit and loss account; (2) the call option held by the Company which gave the Company the right to purchase additional shares in the El Salvadoran operation, was recorded as an asset at its fair value as of the date of its inception, and subsequently carried at the lower of the option's cost or fair value; and (3) the written call option giving the holder the right to acquire from the Company shares in the Company's Vietnamese subsidiary was recorded at inception as a liability at its fair value, with subsequent book value losses of the option being recorded in the profit and loss account to reflect any loss that the Company would realize upon the exercise of the option.

     Until January 2001, the various options' values were not recorded under IFRS. Therefore, the adjustment to reconcile IFRS net income to U.S. GAAP net income in 2000 includes charges of $22,643,000, $4,284,000, and $1,414,000, to recognize the change in the fair values of the Colombian and El Salvadoran options, and the change in the book value losses of the Vietnamese option, respectively. As at January 1, 2001, the Company adopted IFRS 39. Since adopting IFRS 39, these options have been carried at their fair values, with the change in fair value reflected as a non-operating income or expense in the statement of profit and loss. Therefore, the adjustments to reconcile IFRS net loss to U.S.GAAP net loss in 2001, includes (1) an increase to net loss of $2,125,000 for the Vietnamese option to adjust the change in fair value of the option recorded for IFRS to the change in the book value losses of the option recorded for U.S. GAAP and (2) a decrease to net loss of $8,533,000 for the El Salvadoran call option to remove the change in fair value under IFRS and to record the option at its cost for U.S. GAAP. The adjustment to reconcile stockholders' equity in 2001 between IFRS and U.S. GAAP considers the cumulative adjustment in retained earnings of $45,264,000 recorded by the Company, upon adoption of IFRS 39.

     During 2002, the holder of the Vietnamese call option exercised its right to acquire an additional 10% of the shares of the Company's operation in Vietnam. The resulting adjustments to reconcile the IFRS accounts, as described in Note 9, and the U.S. GAAP accounts are as follows: (i) a decrease of $16,817,000 to the retained loss brought forward, corresponding to the difference, as at December 31, 2001, between the fair value and book value losses on the written call option, (ii)

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     an increase of $295,000 to the net loss for 2002 due to the excess of the option's book value losses over the fair value of the option, recorded for IFRS, and (iii) a reversal of the gain realized on the sale of the subsidiary of $16,522,000 for IFRS, to reflect a gain of $nil for U.S. GAAP.

     As described in Note 9 of the consolidated financial statements, the fair value of the Colombian option, as of December 31, 2002, was reduced to $nil (2001: $14,414,000). The U.S. GAAP accounting treatment of this option is consistent with IFRS. As described in Note 9, the Company recorded the gain on the reduction of the Colombian option liability in 2002 under the caption "General and administrative expenses". For U.S. GAAP, this gain would have been recorded to non-operating income.

     Summarized below are the adjustments to net (loss) profit under U.S. GAAP:

                                                           2002                2001              2000
                                                      ----------------    ---------------   ---------------
                                                         U.S.$'000          U.S.$'000         U.S.$'000
                                                      ----------------    ---------------   ---------------
     Fair value result of financial instruments:                                    -
       Colombia put option.......................                                   -           (22,643)
       El Salvadoran put option..................                -              8,533            (4,284)
       Vietnamese put option.....................             (295)            (2,125)           (1,414)
     Reduction from gain on sale of Vietnamese
        subsidiary                                         (16,522)
                                                      ----------------    ---------------   ---------------
                                                           (16,817)             6,408           (28,341)
                                                      ================    ===============   ===============

     The following table shows the change in liabilities recorded in the balance sheet under U.S. GAAP from IFRS :

                                                            2002                2001
                                                      -----------------    ----------------
                                                         U.S.$'000            U.S.$'000
                                                      -----------------    ----------------
      Vietnamese put option....................                  -              (16,817)
                                                      -----------------    ----------------
      Total decrease in liabilities..............                -              (16,817)
                                                      =================    ================

6. Under IFRS, no compensation expense is recorded for stock based compensation described in Note 16(d) of the consolidated financial statements. Under U.S. GAAP, the Company accounts for stock compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

     As described in Note 16(d), stock options have been granted by the Company to certain employees in Liberty Broadband Limited, Millicom Argentina S.A. and Millicom International B.V. Because either the exercise price or the number of shares granted under the option plans is not known at the grant date, compensation expense for these plans under APB 25 is recalculated, based on the intrinsic value of this stock based compensation, at each balance sheet date. Recalculated compensation expense is recognized over the vesting period. Such plans are referred to as "variable plans". Options granted to employees of Millicom Argentina S.A, do not qualify as options granted to employees in accordance with APB 25, since Millicom Argentina S.A. is accounted for as an equity investment for U.S. GAAP. Accordingly, such options are accounted for on a mark to market basis. An adjustment of $1,308,000 (2001: $5,315,000; 2000: $(8,155,000)) has been recorded in the U.S. GAAP reconciliation of net profit or loss to reflect these options.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     As also described in Note 16(d), the Company grants stock options to employees and directors for a fixed number of shares with a fixed exercise price. The grant date intrinsic value of such options is amortized over the vesting periods of the options. Such plans are referred to as "fixed plans". Because the exercise price of such options granted by the Company equals their fair market value at the date of the grant, the options have no intrinsic value. Accordingly, no compensation expense has been recorded for the Company's fixed plans.

     At December 31, 2002, a cumulative amount of $6,707,000 (2001:
     $12,021,000) has been recorded in the Company's retained loss brought forward, share capital and premium for prior years' compensation expense, under U.S. GAAP.

7. Under IFRS, the Company recognizes revenues for initial connection fees when the customer is connected and able to use the service. The Company recognizes revenues from the sale of handsets at the time of sale.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, Revenue recognition in Financial Statements (SAB 101). SAB 101 outlines the SEC's view on applying generally accepted accounting principles to revenue recognition in financial statements. Specifically, the bulletin provides guidance as to the periods in which companies should recognize revenues. Effective January 1, 2000, for U.S. GAAP purposes, the Company evaluates each element of a customer arrangement to determine the appropriate period for recognition of revenues. Revenues on connection fees are deferred and recognized as revenues on a pro rata basis over the estimated life of the customer relationship which is, based on management estimates, one year. Revenues from handsets sales are recognized immediately if a fair value can be attributed to the separate element of the contract and use of the telephone is not dependant on the customer's continued use of network services. If telephone sales do not meet these conditions, the revenues are deferred and amortized over the estimated life of the customer relationship.

     Cost of sales, which include direct incremental expenses related to connection fees and handset sales, are deferred and amortized over the same period that revenues are recognized. Certain customer acquisition costs such as dealer commissions and handset subsidies have been classified as sales and marketing expenses under IFRS. Under U.S. GAAP these costs would have been classified as cost of sales in the same periods.

     Upon adoption of SAB 101 on January 1, 2000, the Company recorded a decrease in net profit of $3,141,000 for U.S. GAAP. The adjustment to defer revenue on connection fees for U.S. GAAP results in a decrease in revenue in 2002 of $145,000 (2001: increase of $263,000; 2000: increase of
     $397,000) and the adjustment to defer incremental cost on connection fees in 2002 for U.S. GAAP results in an increase in cost of sales of $192,000 (2001: decrease of $239,000; 2000: decrease of $513,000) resulting in a net increase of $337,000 to the Company's 2002 net loss (2001: decrease of $502,000 of the net loss; 2000: increase of $910,000 of the net profit).

8. In 2000, under IFRS, the Company recognized an impairment of its analogue fixed assets and related licenses and intangibles. This impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows projected to be generated from these assets, and the carrying value of the analogue assets at the measurement date. Prior to January 1, 2002, the Company applied Statement of Financial Accounting Standard No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under SFAS 121, a long-lived asset or asset group was tested whenever events or changes in circumstances indicated its carrying amount may not be recoverable, i.e. a triggering event occurred. If such a triggering event occurred, the book value of the asset was compared to

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     the undiscounted cash flows forecast from the asset. If the undiscounted cash flows forecast to be generated from the asset was less than the asset's book value, the carrying value of the asset was regarded as not recoverable. When such a determination was made, impairment was measured as the excess of the carrying value above the asset's fair value, typically determined by a discounted cash flow projection of the asset. Therefore, the impairment charge recorded on the analogue assets of some of MIC's operations in an amount of $10,441,000 was reversed for U.S. GAAP purposes.

     During the course of 2001, certain assets of the FORA business that were previously impaired under IFRS were sold. Because the assets sold had a higher value under U.S. GAAP than IFRS, a reduction of the gain on the sale of the assets of $5,216,000 was recorded for U.S. GAAP purposes. Additionally in 2001, incremental depreciation expense of $1,373,000 for U.S. GAAP was recorded on the remaining assets that were previously impaired under IFRS.

     In 2002, the Company adopted Statement of Financial Accounting Standard No. 144 (SFAS 144) Accounting for the Impairment or disposal of long-lived assets, which requires the same two-step impairment evaluation required under SFAS 121. As of December 31, 2002, analogue assets belonging to MIC's Colombian operations, which were impaired under IFRS in 2000 but not under U.S. GAAP, were deemed to be impaired in connection with the Colombian operation being classified as a discontinued operation, as described in U.S. GAAP item 13 hereafter. Accordingly, the assets' increased net value under U.S. GAAP of $2,571,000, after incremental depreciation expense for the year of $936,000, has been charged to the profit and loss of the year as an additional impairment.

     Under IFRS, as at December 31, 2002, the Company recorded an impairment charge of $2,234,000 on the license value of its operation in Peru. This impairment was measured as the difference between the recoverable amount of the asset, which was determined by reference to the discounted cash flows projected to be generated from this asset, and its carrying value at the measurement date. Since the recoverable amount of the license, determined by reference to an undiscounted cash flow model, as required by SFAS 144, was higher than its carrying value, the impairment recorded under IFRS has been reversed for U.S. GAAP purposes.

     Summarized below are the adjustments to the Company's IFRS profit and loss that have been made due to the application of SFAS 121 (2001 and 2000) and SFAS 144 (2002):

                                                        2002          2001           2000
                                                   -------------  -------------  -------------
                                                     U.S.$'000      U.S.$'000      U.S.$'000
                                                   -------------  -------------  -------------
     Reversal of impairment recorded for IFRS....       2,234              -         10,441

     Increased depreciation charge...............        (936)        (1,373)          (345)

     Impairment charge on Colombian assets.......      (2,571)             -              -
     Decreased gain on sale of FORA assets.......           -         (5,216)             -
                                                   -------------  -------------  -------------
     Total adjustment to (loss)/profit in year...      (1,273)        (6,589)        10,096
                                                   =============  =============  ==============

9. With the adoption of IFRS 39, the Company began recording its debt net of un-amortized financing fees incurred to acquire the debt. Under U.S. GAAP, these financing fees should be capitalized as a deferred charge. The amount that would be reclassified as an asset in the balance sheet as of December 31, 2002, is $8,359,000 (2001: $10,379,000).

10. In June 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standard No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     requires companies to cease amortizing goodwill, which existed at June 30, 2001. Accordingly, for U.S. GAAP purposes, the Company ceased amortization of existing goodwill on December 31, 2001. Additionally, under U.S. GAAP, the Company has reversed $7,865,000 of amortization on goodwill charged during 2002 under IFRS. In accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $9,336,000 as of December 31, 2001, has been written-off as a cumulative effect of change in accounting principle in the first quarter of 2002, upon adoption of SFAS 141. The Company did not generate additional negative goodwill during 2002.

     Reported net (loss) profit under U.S. GAAP before extraordinary items and accounting change was $(174,766,000) and $373,714,000 in 2001 and 2000, respectively. Goodwill amortization, net of tax was $9,483,000 and $9,692,000 in 2001 and 2000, respectively. Negative goodwill amortization, net of tax was $1,393,000 and $755,000 in 2001 and 2000, respectively. Adjusted net (loss) profit before extraordinary items and accounting change was $(166,676,000) and $382,651,000 in 2001 and 2000, respectively.

     The table below shows MIC's adjusted U.S. GAAP net (loss) profit as if goodwill amortization had ceased from January 1, 2000, together with a reconciliation of the adjusted net (loss) profit with the reported net
     (loss) profit:

                                                        2001           2000
                                                      ---------     ---------
                                                      U.S.$'000     U.S.$'000
                                                      ---------     ---------

      Reported (loss) profit under U.S. GAAP          (174,766)       370,573
      Reversal of goodwill amortization                   9,483         9,692
      Reversal of negative goodwill amortization        (1,393)         (755)
                                                    ----------------------------
      Adjusted net (loss) profit under U.S. GAAP      (166,676)       379,510
                                                    ============================

      The following tables present the impact on MIC's basic and diluted earnings per share as if goodwill amortization had ceased on January 1, 2000:

                                                                        2002          2001         2000
      Basic (loss) earnings per share                                              (restated)   (restated)
                                                                  ----------------------------------------
      Reported basic (loss) earnings per share under U.S. GAAP         $(20.15)     $(10.71)       $22.77
      Reversal of goodwill amortization                                       -        $0.58        $0.60
      Reversal of negative goodwill amortization                              -      $(0.09)      $(0.05)
      Adjusted basic (loss) earnings per share under U.S. GAAP         $(20.15)     $(10.22)       $23.32
      Weighted average number of shares outstanding in the year
      (in '000)                                                          16,318       16,314       16,273


                                                                                      2001          2000
      Diluted earnings per share                                        2002       (restated)   (restated)
                                                                  ----------------------------------------
      Reported diluted (loss) earnings per share under U.S.            $(20.15)      $(10.71)      $22.46
      GAAP
      Reversal of goodwill amortization                                       -        $0.58        $0.59
      Reversal of negative goodwill amortization                              -       $(0.09)      $(0.05)
      Adjusted diluted (loss) earnings per share under U.S.
      GAAP                                                             $(20.15)      $(10.22)      $23.00
      Weighted average number of shares and diluted potential
      common shares (in '000)                                            16,318       16,314       16,500

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     SFAS 142 also establishes a method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In addition, SFAS 142 requires transitional impairment testing as of January 1, 2002. As a result, the Company tested its goodwill for impairment under this new standard both as of January 1, 2002, and December 31, 2002. The transitional testing that MIC performed as of January 1, 2002 concluded that no impairment was required under U.S. GAAP. As a result of classifying the Company's Colombian operation as a discontinued operation in 2002 (see U.S. GAAP item 13), the Company performed an impairment test on the goodwill generated on the acquisition of the Colombian operation. This impairment test indicated that the goodwill was fully impaired. Under IFRS, the carrying value of this goodwill was set to $nil through the recording of an impairment charge of $35,723,000. Following the cessation of the amortization, as described under SFAS 142, MIC incurred an additional impairment charge of $3,136,000 under U.S. GAAP related to the impairment write-down of goodwill on the Colombian operation.

11. During 2002, MIC purchased part of its Senior Subordinated Discount Notes (see Note 17) at market prices for an amount of $44,000,000, realizing a gain of $28,676,000. Under U.S. GAAP, this gain was recognized as an extraordinary item.

12. MIC holds shares in Tele2 AB recorded as investment in securities, which have declined in value since their acquisition dates. As of December 31, 2001, the management of MIC did not consider that the decline in share price of Tele2 AB met the criteria of impairment under IFRS 39 and recorded the decline in the revaluation reserve. However, taking into account the factors discussed in Staff Accounting Bulletin 59, the management of MIC considered, under U.S. GAAP, the decline in its investment in Tele2 AB to be other than temporary and therefore recorded a charge for an amount of $61,325,000 in 2001. As of December 31, 2002, taking into account the significant and prolonged decline in value of the Tele2 AB shares and the losses realized on their disposals, MIC recorded the change in fair value of these securities of $119,138,000 to the profit and loss for IFRS, in accordance with the Company's policies, and for U.S. GAAP, since the continued decline in value was determined to be other than temporary. Consequently, in 2002 MIC recorded an adjustment to reverse $61,325,000 from net loss for the year to retained loss brought forward, under U.S. GAAP.

13. As at December 31, 2002, MIC classified its investment in its Colombian subsidiary as an asset held for sale in accordance with SFAS 144. During 2002, MIC entered into discussions concerning the sale of the Colombian operation and, in December 2002, signed a sale and purchase agreement. The sale was completed in February 2003. The Colombian operation's net selling price of $9,876,000 was considered to be the fair value of all the assets and liabilities of the entity. Accordingly, the Company recorded an impairment charge of $41,733,000 on the license value of the Colombian operation. This amount has been recorded under the caption 'General and administrative expenses' for IFRS. Additionally, other disposals made by the Company during the year qualify as discontinued operations in accordance with FAS 144. Presented below is a reconciliation of loss from discontinued operations:

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     Net profit (loss) from component qualifying as discontinued operations:


                                                                Year ended December 31,       Segment in which
                                                               2002      2001       2000           reported
                                                         ----------- ----------  -----------   -----------------
                                                          U.S.$'000   U.S.$'000   U.S.$'000
                                                         ----------- ----------  -----------
       Colombian operations                                (63,484)    (18,868)    (37,381)    MIC Latin America
       MIC Systems                                          89,960       2,758      (1,816)          MIC Systems
       Liberty Broadband Ltd.                              (24,939)    (32,476)    (11,047)               Other
                                                         ----------- ----------  -----------
     Net profit reported from discontinued operations       1,537      (48,586)    (50,244)
                                                         =========== ==========  ==========


14. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No.143 (SFAS 143), Accounting for Asset Retirement Obligations. SFAS 143 applies to all entities and addresses financial accounting and reporting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective from January 2003 and requires obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability upon acquisition of the asset. The Company is in the process of evaluating the impact of SFAS 143 on the consolidated financial statements.

     The FASB issued Statement of Financial Accounting Standard No. 145 (SFAS
     145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, FASB Statement No. 64, Extinguishments of Debt made to satisfy sinking-fund requirement, and FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FAS No. 4 and FAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. By adopting SFAS 145 in fiscal year 2003, MIC expects to reclassify gains on the extinguishment of debt recorded in 2002, which are not sinking fund payments, of $28,676,000 from extraordinary to ordinary gains.

     In July 2002, the FASB issued Statement of Financial Accounting Standard 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is effective for disposal activities initiated after December 31, 2002. As the Company has not currently commenced exit or disposal activities as defined in SFAS 146, adoption of the Standard is not expected to have a material impact on its consolidated financial statements.

     In December 2002, the FASB issued Statement of Financial Accounting Standard 148 (SFAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of SFAS No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation", to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 does not change the fair value measurement principles of SFAS 123. As MIC has elected to continue to account for stock compensation in accordance with APB 25, the adoption of the Standard is not expected to have a material impact on its

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     consolidated financial statements. However, the Company has already adopted the disclosure requirements of SFAS 148.

     In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not consider that SFAS 149 will have a material impact on its consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first fiscal period beginning after December 15, 2003. The Company does not consider that SFAS 150 will have a material impact on its consolidated financial statements.

     In November 2002, the FASB issued Financial Interpretation No. 45 (FIN
     45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Under this interpretation, a guarantor must recognize the fair value of the obligation it assumes under the guarantee, upon issuance of a guarantee. Additionally, FIN 45 requires that the guarantor determine and disclose its policy for subsequently re-measuring the guarantor's liability. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently assessing the impact that FIN 45 will have on its consolidated financial statements. The disclosure requirements of FIN 45 are applicable for financial statements that end after December 15, 2002. Accordingly, such disclosures are included in
     Note 17 of the consolidated financial statements.

     In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 generally applies to all business enterprises and all arrangements used by business enterprises, and it requires that a business enterprise identify all its Variable Interest Entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or a lack of controlling financial interest by an investor. The party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. The measurement principles of this interpretation apply to all VIEs created after January 31, 2003 and to all VIEs in which an enterprise obtains an interest after that date. Additionally, the measurement principles of FIN 46 for all VIEs held by MIC prior to January 31, 2003 will be effective for MIC's 2004 financial statements. However, MIC has determined that it is reasonably possible that MIC will either consolidate or disclose information about its operation in Argentina and its other joint ventures (see Note 3) when FIN 46 becomes effective.

15. Under IFRS 27 a subsidiary should be excluded from consolidation if it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent. In addition,

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     Standing Interpretations Committee ("SIC") No. 33 states that potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. As discussed in Note 27, under IFRS, MIC does not consolidate its investment in Great Universal ("GU") and Modern Holdings ("Modern") since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to MIC. Further, the warrants, which enable the holders to obtain 100% of GU and 53% of Modern, are presently exercisable and provide the capability, to the warrant holders, to control GU and Modern.

     Under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent a reason that GU and Modern should not be consolidated they should be consolidated. The restriction on the ability of GU and Modern to distribute dividends would not preclude consolidation under U.S. GAAP. In addition, under U.S. GAAP, potential voting rights are generally not considered in determining whether an entity should be consolidated. Accordingly, under U.S. GAAP, both GU and Modern are consolidated. The line items of MIC's consolidated income statement for the years ended December 31, 2002, 2001 and 2000 and consolidated balance sheet for the years ended December 31, 2002 and 2001, which are materially impacted by the consolidation of GU and Modern, are disclosed in a separate table at the bottom of the U.S. GAAP reconciliation of (loss) profit after taxes and of the U.S. GAAP balance sheet reconciliation.

16. The Company's U.S. GAAP net income and shareholders' equity as of, and for the years ended December 31, 2001 and 2000 have been restated to reflect the correction of certain errors as detailed below. The effects of these corrections are as follows:

                                                                                 2001           2000
                                                                            ------------------------------
                                                                  Note        U.S.$'000      U.S.$'000
                                                                            ------------------------------
Net (loss) profit in accordance with U.S. GAAP as previously
reported:                                                                      (201,811)       375,545
Adjustment to line item "Application of equity method of
accounting"                                                        a.            28,108        (14,271)
Adjustment to line item "Adjustments to initial step-up in the
value of the licenses"                                             b.            (1,063)         9,299
Reclassification of line item "Extraordinary items - Early
extinguishment of debt"                                            c.                 -              -
                                                                            ------------------------------
Restated net (loss) profit in accordance with U.S. GAAP                        (174,766)       370,573
                                                                            ==============================

Net (loss) profit per share data:
Basic net (loss) profit per share as previously reported:                       $(12.37)        $23.08
Effect of adjustments reported above                                              $1.66         $(0.31)
Restated Basic net (loss) profit per share                                      $(10.71)        $22.77
Weighted average number of shares outstanding in the year (in
'000)                                                                            16,314         16,273

Diluted net (loss) profit per share as previously reported:                     $(12.37)        $22.76
Effect of adjustments reported above                                              $1.66         $(0.30)
Restated diluted net (loss) profit per share                                    $(10.71)        $22.46
Weighted average number of shares and diluted potential common
shares (in '000)                                                                 16,314         16,500

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

Shareholders' equity in accordance with U.S GAAP as previously
reported:                                                                           66,669        302,033
Adjustment to line item "Application of equity method of
accounting"                                                        a.              (2,126)       (30,234)
Adjustment to line item "Adjustments to initial step-up in the
value of the licenses"                                             b.                8,235          9,299
                                                                            ------------------------------
Restated shareholders' equity in accordance with U.S GAAP:                        72,778          281,098
                                                                            ==============================

a.   In 2001 and 2000, $2,126,000 and $30,234,000 ($14,271,000 on the profit of the year and $15,963,000 on prior years' profit or loss), respectively, of additional losses on certain joint ventures should have been recognized by MIC due to either a) additional investment, including guarantees, by MIC in the venture that was not taken into account, or b) MIC's commitment to providing funding to the joint venture, in excess of its investment. Additionally, an adjustment of $25,081,000 has been recorded in 2001, to reflect the impact of these adjustments on the gain recognized by MIC on the sale of its FORA joint ventures.

b. In 2000 and 2001, $203,000 and $1,063,000 respectively, of amortization expense related to the stepped-up value on cellular licenses was incorrectly included in the determination of U.S. GAAP net loss. In 2000, an impairment charge of $9,502,000, recorded for IFRS, related to the stepped-up value of a cellular license in the Philippines, was incorrectly not reversed for U.S. GAAP.

c. In 2001, a gain of $8,075,000 was recorded as an extraordinary gain for U.S. GAAP. As this gain relates to the extinguishment of debt due to sinking fund payments, such gain should not have been reported as an extraordinary item.

Reconciliation of (Loss) Profit after Taxes:

The above items give rise to the following difference in net (loss) profit from continuing operations recorded under U.S. GAAP:

                                                                                 2001           2000
                                                       Item          2002     (restated)     (restated)
                                                      ------       ---------   ---------      ---------
                                                                   U.S.$'000   U.S.$'000      U.S.$'000
                                                                   ---------   ---------      ---------
(Loss) profit for the year reported under IFRS....                 (385,143)    (138,053)       355,388
Items decreasing (increasing) reported loss or
   (decreasing) increasing reported profit:
  Application of equity method of accounting......       2           (4,221)      16,703        (11,003)
  Adjustments to initial step-up in the value of
     licenses.....................................       3            2,273        2,273         13,244
  Increased gain on disposal of SEC...............       4                -            -         41,575
  Valuation of stock options......................       5          (16,817)       6,408        (28,341)
  Compensation cost for stock options granted to
     employees....................................       6            1,308        5,315         (8,155)
  Recognition of connection fees and related costs       7             (337)         502            910
  Reduced impairment of tangible and intangible
     assets.......................................       8           (1,273)      (6,589)        10,096
  Reversal of goodwill amortization...............      10            7,865             -             -

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

                                                                                 2001           2000
                                                       Item          2002     (restated)     (restated)
                                                      ------       ---------   ---------      ---------
                                                                   U.S.$'000   U.S.$'000      U.S.$'000
                                                                   ---------   ---------      ---------
   Additional goodwill impairment.................      10           (3,136)           -              -
   Extraordinary items - Early extinguishment of
   debt...........................................      11          (28,676)           -              -
    Impairment in securities, other than temporary      12           61,325      (61,325)             -
                                                                   ---------   ---------      ---------
(Loss) profit after taxes, before extraordinary
   items and cumulative effect of change in
   accounting principle under U.S. GAAP...........                 (366,832)    (174,766)       373,714
                                                                   ---------   ---------      ---------
Extraordinary items - Early extinguishment of debt      11           28,676            -              -
                                                                   ---------   ---------      ---------
(Loss) profit after taxes and extraordinary items
   and before cumulative effect of change in
   accounting principle ..........................                 (338,156)    (174,766)       373,714
                                                                   ========    =========      =========
Cumulative effect of change in accounting
   principle......................................     7, 10          9,336            -         (3,141)
                                                                   ---------   ---------      ---------
Net (Loss) profit under U.S. GAAP.................                 (328,820)    (174,766)       370,573
                                                                   ========    =========      =========
Presented as:
Net (loss) income from continuing operations......      13         (368,369)    (126,180)       423,958
Discontinued operations:
    Loss from discontinued operations, net of
    taxes(a)......................................                  (75,824)     (48,586)       (50,244)
    Gain on disposal, net of taxes(a).............                   77,361            -              -
                                                                   ---------   ---------      ---------
Loss from discontinued operations.................                    1,537      (48,586)       (50,244)
                                                                   ---------   ---------      ---------
(Loss) profit after taxes, before cumulative effect
   of change in accounting principle and before
   extraordinary items under U.S. GAAP                             (366,832)    (174,766)       373,714
                                                                   ========    =========      =========
Extraordinary items - Early extinguishment of
   debt(a)........................................      11           28,676            -
Cumulative effect of change in accounting
   principle(a)...................................      10            9,336            -         (3,141)
                                                                   ---------   ---------      ---------
Net loss (income) under U.S.GAAP....................
   (328,820)    (174,766)       370,573
                                                                   ========    =========      =========

                                                                                  2001           2000
Basic and Diluted (loss) profit per Common Share                     2002      (restated)     (restated)
                                                                   ---------   ---------      ---------
Basic (loss) profit per common share under
U.S. GAAP:
     - from continuing operations                                   $(22.57)      $(7.73)        $26.05
     - from discontinuing operations                                  $0.09       $(2.98)        $(3.09)
Basic (loss) profit per common share after taxes,
   before cumulative effect of change in
   accounting principle and extraordinary items...                  $(22.48)     $(10.71)        $22.96

   Impact of extraordinary items..................                    $1.76            -             -
   Impact of cumulative effect of change in
   accounting principle...........................                    $0.57            -         $(0.19)

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

Basic (loss) profit per common share under U.S.
GAAP..............................................                  $(20.15)     $(10.71)        $22.77
                                                                ===========  ===========     ==========
Weighted average number of shares outstanding in
   the year (in '000)                                                16,318       16,314         16,273
                                                                ===========  ===========     ==========
Diluted (loss) profit per common share under U.S.
   GAAP:
      -from continuing operations                                   $(22.57)      $(7.73)        $25.69
     - from discontinuing operations                                  $0.09       $(2.98)        $(3.04)
   Diluted (loss) profit per common after taxes,
   before cumulative effect of change in
   accounting principle and extraordinary items...                  $(22.48)     $(10.71)        $22.65
   Impact of extraordinary items..................                    $1.76            -              -
   Impact of cumulative effect of change in
   accounting principle...........................                    $0.57            -         $(0.19)
Diluted (loss) profit per common share under U.S.
GAAP..............................................                  $(20.15)     $(10.71)        $22.46
                                                                ===========  ===========     ==========
Weighted average number of shares and diluted
   potential common shares (in '000)..............                   16,318       16,314         16,500
                                                                ===========  ===========     ==========

(a) The tax impact on these items is $nil (2001: $nil; 2000: $nil).

     Impact of consolidation of Great Universal

As explained in adjustment item No. 15, under U.S. GAAP, both Great Universal ("GU") and Modern Holdings ("Modern") should be consolidated. Presented in the table below are the main line items of MIC's consolidated income statement for the years ended December 31, 2002, 2001 and 2000 that would be materially impacted had GU and Modern been consolidated.

---------------------------------------------------------------------------------------------------
                                                      2002              2001               2000
---------------------------------------------------------------------------------------------------
                                                   U.S.$'000          U.S.$'000          U.S.$'000
---------------------------------------------------------------------------------------------------
Consolidated revenues under U.S. GAAP
before the effect of the consolidation of
Great Universal and Modern                           418,251            419,542            571,237
---------------------------------------------------------------------------------------------------
Impact of consolidation                               97,287            112,966            142,624
---------------------------------------------------------------------------------------------------
Consolidated revenues under U.S. GAAP
after the effect of the consolidation of
Great Universal and Modern                           515,538            532,508            713,861
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Consolidated expenses under U.S. GAAP
before the effect of the consolidation of
Great Universal and Modern                          (362,549)          (405,603)          (606,909)
---------------------------------------------------------------------------------------------------
Impact of consolidation                              (99,034)          (119,799)          (174,727)
---------------------------------------------------------------------------------------------------
Consolidated expenses under U.S. GAAP
after the effect of the consolidation of
Great Universal and Modern                          (461,583)          (525,402)          (781,636)
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Consolidated other income (expense) under
U.S. GAAP before the effect of the
consolidation of Great Universal and
Modern                                              (252,503)           (72,406)               594
---------------------------------------------------------------------------------------------------
Impact of consolidation                               (5,665)            10,881                235
---------------------------------------------------------------------------------------------------
Consolidated other income (expense) under
U.S. GAAP after the effect of the
consolidation of Great Universal and
Modern                                              (258,168)           (61,525)               829
---------------------------------------------------------------------------------------------------

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Consolidated operating (loss) profit
under U.S. GAAP before the effect of the
consolidation of Great Universal and
Modern                                                55,702             13,939            (35,672)
---------------------------------------------------------------------------------------------------
Impact of consolidation                               (1,747)            (6,833)           (32,103)
---------------------------------------------------------------------------------------------------
Consolidated operating (loss) profit
under U.S. GAAP after the effect of the
consolidation of Great Universal and
Modern                                                53,955              7,106            (67,775)
---------------------------------------------------------------------------------------------------

 Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP:

                                                                                    Held
                                                      Proportional                for sale
                                                      Consolidation              assets and      Under
Balance sheet as of December 31,          Per Balance   Adjustment     Other     liabilities   U.S. GAAP
2002                               Item   Sheet Group (Items 1 & 2)  Adjustments  (Item 13)      Group
--------------------------------  ------  ----------- -------------  ----------- ----------    ---------
                                           U.S.$'000    U.S.$'000     U.S.$'000   U.S.$'000    U.S.$'000
                                           ---------    ---------     ---------   ---------    ---------
Non-Current Assets
Goodwill, net ................     10        10,172            -        14,065           -       24,237
Licenses, net ................     3,8       84,471       (4,083)       (7,911)    (52,070)      20,407
Deferred costs and other
   non-current assets, net ...      9         4,919       (2,351)        8,359          (9)      10,918
Tangible assets, net..........              458,933     (135,699)            -     (36,862)     286,372
Investment in securities......              220,386          (21)            -           -      220,365
Investments in associated                                                    -           -
   companies..................                1,013      110,609                                111,622
Pledged deposits..............               32,921            -             -        (508)      32,413
Deferred taxation.............                8,470       (1,165)            -           -        7,305
                                          ---------    ---------     ---------   ---------    ---------
   Total Non-Current Assets...              821,285      (32,710)       14,513     (89,449)     713,639
                                          ---------    ---------     ---------   ---------    ---------
Current Assets
Investment in securities......              101,540            -             -           -      101,540
Inventories...................                6,962       (3,209)            -         (56)       3,697
Trade receivables, net........              113,221      (27,629)            -     (14,019)      71,573
Amounts due from joint                                                                 (33)
   ventures...................               14,053        6,647             -                   20,667
Amounts due from other
   related parties............                6,806         (351)            -           -        6,455
Prepaid and accrued income....      7        14,148       (4,882)        1,328      (2,164)       8,430
Other current assets..........               38,453       (6,592)            -       4,734       36,595
Time deposits.................               16,200       (1,428)            -      (1,111)      13,661
Cash and cash equivalents.....               70,451      (25,612)            -      (1,988)      42,851
                                          ---------    ---------     ---------   ---------    ---------
   Total Current Assets.......              381,834      (63,056)        1,328     (14,637)     305,469
                                          ---------    ---------     ---------   ---------    ---------
Total Assets from disposal
   group classified as held
   for sale...................     13             -            -             -     104,086      104,086
                                          ---------    ---------     ---------   ---------    ---------
Total Assets..................            1,203,119      (95,766)       15,841           -    1,123,194
                                          =========    =========     =========   =========    =========
Shareholders' Equity and
   Liabilities
Share capital and premium.....      6       281,989            -         5,398           -      287,387
Treasury stock ...............              (54,521)           -             -           -      (54,521)
Legal reserve.................                4,256            -             -           -        4,256
Retained loss brought forward.              (57,719)      (1,710)       (3,226)          -      (62,655)
Profit for the year, after
   cumulative effect of
   change in accounting
   principle..................             (385,143)      (4,221)       60,544                 (328,820)
Currency translation reserve .              (84,121)           -             -           -      (84,121)
Excess of contribution over
   assets acquired ...........      3             -            -       (58,628)          -      (58,628)
                                          ---------    ---------     ---------   ---------    ---------

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

                                                                                    Held
                                                      Proportional                for sale
                                                      Consolidation              assets and      Under
Balance sheet as of December 31,          Per Balance   Adjustment     Other     liabilities   U.S. GAAP
2002                               Item   Sheet Group (Items 1 & 2)  Adjustments  (Item 13)      Group
--------------------------------  ------  ----------- -------------  ----------- ----------    ---------
                                           U.S.$'000    U.S.$'000     U.S.$'000   U.S.$'000    U.S.$'000
                                           ---------    ---------     ---------   ---------    ---------
Total Shareholders' Equity....             (295,259)      (5,931)        4,088                 (297,102)
                                          ---------    ---------     ---------   ---------    ---------
   Minority Interest..........               23,733            -             -           -       23,733
                                          ---------    ---------     ---------   ---------    ---------
Liabilities
Non-Current liabilities
   Other non-current                                                                     -
   liabilities................               26,874      (12,831)            -                   14,043
   Corporate subordinated debt      9       912,539            -         5,461           -      918,000
   Other debt and financing...      9       159,370      (26,803)        2,898     (33,765)     101,700
                                          ---------    ---------     ---------   ---------    ---------
   Total Non-Current
       Liabilities............            1,098,783      (39,634)        8,359     (33,765)   1,033,743
                                          ---------    ---------     ---------   ---------    ---------
Current liabilities
   Other debt and financing...              156,666      (20,244)            -     (45,064)      91,358
   Trade payable..............               90,945       (5,043)            -      (6,216)      79,686
   Amounts due to shareholders                4,021            -             -           -        4,021

   Amounts due to other
   related parties ...........                6,487          472             -          (8)       6,951
   Accrued interest and other
   expenses...................      7        42,745      (10,547)        3,394      (3,389)      32,203
   Other current liabilities..               74,998      (14,839)            -      (3,468)      56,691
                                          ---------    ---------     ---------   ---------    ---------
                                            375,862      (50,201)        3,394     (58,145)     270,910
                                          ---------    ---------     ---------   ---------    ---------
Total Liabilities from
   disposal group classified
   as held for sale...........                    -            -             -      91,910       91,910
                                          ---------    ---------     ---------   ---------    ---------
Total Shareholders' Equity
   and Liabilities............            1,203,119      (95,766)       15,841           -    1,123,194
                                          =========    =========     =========   =========    =========

     The following significant balance sheet differences arise under U.S. GAAP:

                                                             Proportional
                                                             Consolidation                Under
Balance sheet as of December 31,                 Per Balance   Adjustment     Other     U.S. GAAP
2001 (Restated)                           Item   Sheet Group (Items 1 & 2)  Adjustments   Group
--------------------------------         ------  ----------- -------------  ----------- ---------
                                                  U.S.$'000    U.S.$'000     U.S.$'000  U.S.$'000
                                                  ---------    ---------     ---------  ---------
Non-Current Assets
Goodwill, net ........................               52,575        (982)            -      51,593
Licenses, net ........................      3       164,541     (14,214)      (12,417)    137,910
Deferred costs and other non-current
   assets, net .......................      9        15,685      (2,378)       10,379      23,686
Tangible assets, net..................      8       512,236    (139,067)        3,507     376,676
Investment in securities .............              676,829        (964)            -     675,865
Investments in associated companies...      2        52,858      78,758             -     131,616
Pledged deposits......................               47,404         (71)            -      47,333
Deferred taxation.....................                3,785           -             -       3,785
                                                  ---------   ---------     ---------   ---------
   Total Non-Current Assets...........            1,525,913     (78,918)        1,469   1,448,464
                                                  ---------   ---------     ---------   ---------
Current Assets
Inventories...........................               12,932      (4,560)            -       8,372
Trade receivables, net................              136,078     (33,668)            -     102,410
Amounts due from joint ventures.......               46,001       4,640             -      50,641
Amounts due from other related parties                9,258           -             -       9,258

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

                                                             Proportional
                                                             Consolidation                Under
Balance sheet as of December 31,                 Per Balance   Adjustment     Other     U.S. GAAP
2001 (Restated)                           Item   Sheet Group (Items 1 & 2)  Adjustments   Group
--------------------------------         ------  ----------- -------------  ----------- ---------
                                                  U.S.$'000    U.S.$'000     U.S.$'000  U.S.$'000
                                                  ---------    ---------     ---------  ---------
Prepaid and accrued income............      7        27,228      (5,027)        1,521      23,722
Other current assets..................               35,800     (10,107)            -      25,693
Time deposits.........................               21,444      (1,649)            -      19,795
Cash and cash equivalents.............               56,276     (20,192)            -      36,084
                                                  ---------   ---------     ---------   ---------
   Total Current Assets...............              345,017     (70,563)        1,521     275,975
                                                  ---------   ---------     ---------   ---------
Total Assets..........................            1,870,930    (149,481)        2,990   1,724,439

Shareholders' Equity and Liabilities
Share capital and premium.............      6       281,989           -         6,707     288,696
Treasury stock .......................              (52,033)          -             -     (52,033)
Legal reserve.........................                4,256           -             -       4,256
Retained profit brought forward.......               80,334     (18,413)       50,190     112,111
Profit for the year, after cumulative                                                            )
   effect of change in accounting
   principle..........................             (138,053)     16,703       (53,416)   (174,766
Revaluation reserve ..................     12       (61,325)          -        61,325           -
Currency translation reserve .........              (46,274)       (584)            -     (46,858)
Excess of contribution over assets                                                               )
   acquired ..........................      3             -           -       (58,628)    (58,628
                                                  ---------   ---------     ---------   ---------
Total Shareholders' Equity............               68,894      (2,294)        6,178      72,778
                                                  ---------   ---------     ---------   ---------
   Minority interest..................               10,262           -             -      10,262
                                                  ---------   ---------     ---------   ---------
Liabilities
Non-Current Liabilities
   Other non-current liabilities......               20,507      (2,136)            -      18,371
   Corporate subordinated debt........      9       954,601           -         7,399     962,000
   Other debt and financing...........      9       347,475     (28,738)        2,980     321,717
                                                  ---------   ---------     ---------   ---------
                                                  1,322,583     (30,874)       10,379   1,302,088
                                                  ---------   ---------     ---------   ---------
Current Liabilities
   Other debt and financing...........              153,898     (43,321)            -     110,577
   Trade payables.....................              109,739     (26,464)            -      83,275
   Amounts due to shareholders........                7,158           -             -       7,158
   Amounts due to other related
   parties ...........................               11,304           -             -      11,304
   Financial liabilities..............      5        36,365           -       (16,817)     19,548
   Accrued interest and other expenses      7        57,981     (17,416)        3,250      43,815
   Other current liabilities..........               92,746     (29,112)            -      63,634
                                                  ---------   ---------     ---------   ---------
                                                    469,191    (116,313)      (13,567)    339,311
                                                  ---------   ---------     ---------   ---------

Total Liabilities.....................            1,791,774    (147,187)       (3,188)  1,641,399
                                                  ---------   ---------     ---------   ---------
Total Shareholders' Equity and
   Liabilities........................            1,870,930    (149,481)        2,990   1,724,439
                                                  =========   =========     =========   =========

     Impact of consolidation of Great Universal

As explained in adjustment item No. 15, under U.S. GAAP, both Great Universal ("GU") and Modern Holdings ("Modern") should be consolidated. Presented in the table below are the main line items of MIC's

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

consolidated balance sheet as of December 31, 2002 and 2001 that would be materially impacted had GU and Modern been consolidated.

-------------------------------------------------------------------------------
                                                     2002              2001
                                                                    (restated)
-------------------------------------------------------------------------------
                                                   U.S.$'000        U.S.$'000
-------------------------------------------------------------------------------
Consolidated total assets under U.S. GAAP            928,633        1,724,439
-------------------------------------------------------------------------------
Impact of consolidation                               71,592           90,782
-------------------------------------------------------------------------------
Consolidated total assets after consolidation      1,000,225        1,815,221
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Consolidated total shareholders' equity under U.S.
GAAP                                                (297,102)          72,778
-------------------------------------------------------------------------------
Impact of consolidation                               (8,611)          (6,814)
-------------------------------------------------------------------------------
Consolidated total shareholders' equity after
consolidation                                       (305,713)          65,964
-------------------------------------------------------------------------------

     Comprehensive Income:

The Company's statement of comprehensive income under U.S.GAAP for the three-year period ended December 31, 2002, is as follows:

                                                                                                 2001           2000
                                                                                   2002       (restated)     (restated)
                                                                                ---------      ---------      ---------
                                                                                U.S.$'000      U.S.$'000      U.S.$'000
                                                                                ---------      ---------      ---------
Net (loss) profit under U.S. GAAP......................................          (328,820)      (174,766)       370,573
                                                                                ---------      ---------      ---------
Other comprehensive income (loss):
   Holding gain (loss) excluding effect of sale of marketable securities
     sold during the year, net of tax(b)...............................           (37,422)       (35,616)      (265,790)

   Holding gain for securities sold during the year, net of tax(b).....          (131,396)         1,949          5,069

   Reclassification adjustment for net gain realized on sale of
     marketable securities, net of tax(b)..............................           168,818         15,931        (55,321)

Foreign CTA............................................................           (37,263)       (13,510)         2,445
                                                                                ---------      ---------      ---------
Other comprehensive income (loss)......................................           (37,263)       (31,246)      (313,597)
                                                                                ---------      ---------      ---------
Comprehensive (loss) income under U.S. GAAP............................          (366,083)      (206,012)        56,976
                                                                                =========      =========      =========
(b)  The tax impact on these items is $nil (2001: $nil; 2000: $nil).

     Additional Stock Option Disclosure:

As described above, under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts.

                                                    Year ended December 1,
                                              2002           2001        2000
                                                          (restated)  (restated)
                                            ---------     ---------    ---------
                                            U.S.$'000     U.S.$'000    U.S.$'000
                                            ---------     ---------    ---------
Net income, as reported .................   (328,820)     (174,766)     370,573

Deduct:  total stock-based employee
expense determined under fair value
based method for all awards, net of
related tax effects......................     16,275        (5,728)      (5,066)
                                            ---------     ----------   ---------
Pro forma net income.....................   (312,545)     (180,494)     365,507
                                            ---------     ----------   ---------
Earnings per share:
    As reported (basic) - $..............     (20.15)       (10.71)       22.77
    Pro forma (basic) - $................     (19.15)       (11.06)       22.46

    As reported (diluted) - $............     (20.15)       (10.71)       22.16
    Pro forma (diluted) - $..............     (19.15)       (11.06)       22.15

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 4.4% (2001: 4.4%), expected lives of 6 years, no dividends and expected volatility of 58.4% (2001: 58.4%).

31.  SUBSEQUENT EVENTS (Unaudited)

     On January 21, 2003, MIC made an exchange offer and consent solicitation to bondholders of the 13.5% Senior Subordinated Notes due 2006 (the "Notes"). On May 8, 2003, MIC announced the closing of this offer with the tendering of approximately 85% of the Notes.

Notes to the Consolidated Annual Accounts                Millicom International
As of December 31, 2002 and 2001                                  Cellular S.A.
-------------------------------------------------------------------------------

     On January 21, 2003, MIC announced that it had received written confirmation from The Nasdaq Stock Market Inc. that it would be de-listed from the Nasdaq National Market ("Nasdaq") unless its equity was raised to at least $10 million or it were able to maintain its minimum bid price per share at $3 for a period of at least ten consecutive trading days on or before February 17, 2003. As a consequence of this, a resolution was passed at an Extraordinary General Meeting held on February 17, 2003, for a reverse stock split of the Company's issued shares, exchanging three existing shares of a par value of $2 each for one new share with a par value of $6. The new shares commenced trading on the Nasdaq on February 20, 2003. On March 6, 2003, the Company received confirmation from Nasdaq that it now complied with all the current listing requirements and that de-listing was no longer necessary.

     On February 13, 2003, the Group announced the successful completion of the sale of Celcaribe, its cellular operation in Colombia.

     In January 2003, MIC sold an additional 44,129 Tele2 AB shares to Kinnevik at market price in settlement of an amount payable. In addition, MIC has sold a further 1,000,000 Tele2 AB shares to third parties. Total proceeds from these sales were approximately $34 million.

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

    1.1 Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A.

    4.1 Indenture dated May 8, 2003, between the Company and The Bank of New York, as trustee, relating to $562,219,000 11% Senior Subordinated Notes due 2006

    4.2 Indenture dated May 8, 2003, between the Company and The Bank of New York, as trustee, relating to $63,714,000 2% Senior Convertible PIK Notes due 2006.

    4.3 Supplemental indenture dated May 23, 2003, between the Company and The Bank of New York, as trustee, relating to the 13 1/2% Senior Subordinated Notes due 2006

    7.1        Explanation of the calculation of earnings per share

   99.1        Section 906 Certifications