Form 20-F
period 2003-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2004-04-30
CIK 912958

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact name of Registrant as specified in its charter)

GRAND-DUCHY OF LUXEMBOURG
(Jurisdiction of incorporation or organization)

75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, par value $1.50 each, as of December 31, 2003
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of shares outstanding of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares with a par value of $1.50 each: 66,319,940 as of December 31, 2003

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒    No ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐    Item 18 ☒

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

  •
  general economic conditions, government and regulatory policies and business conditions in the markets served by the Company and its affiliates;

  •
  telecommunications usage levels, including traffic and customer growth;

  •
  competitive forces, including pricing pressures, technological developments and the ability of the Company to retain market share in the face of competition from existing and new market entrants;

  •
  regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of litigation related to regulation;

  •
  the success of business, operating and financing initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives, and local conditions; and

  •
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, the term "MIC" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand-Duchy of Luxembourg, and the terms "Millicom", the "Company", "we", "us" or "our" refers to MIC and its subsidiaries, joint ventures and affiliates. The term "MIC Cellular" refers to the operations of the Company, excluding those of Tele2 AB (formerly named NetCom AB). Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Company's ownership interest in the licenses for such licensed area. The term "Proportional Subscribers" refers to the Company's share of the total subscribers in an operation. Persons, population and pops data for 2003 and 2002 have been extracted from the "CIA—The World Factbook" for 2003 for countries where the license area covers the entire country and have been estimated by management for countries where the license area is less than the entire country. In addition, information on the countries in which MIC operates has been extracted from the "CIA—The World Factbook" for 2003 with updates, where appropriate, from the U.S. Department of State's website. Market share data and penetration rates have been obtained from EMC, a cellular market research firm. EMC is aware of, and has consented to being named in this report, which may be incorporated by reference into registration statements we file with the SEC. Unless otherwise indicated, subscriber figures represent the total number of cellular subscribers of operations in which we have an ownership interest.

        Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") and subscriber figures represent the total number of cellular subscribers of systems in which the Company has an ownership interest. In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish kroner and references to "Euro" or "€" are to the Euro.

        As a foreign private issuer, the Company is exempt from the proxy rules of Section 14 under the Securities Act of 1934, as amended (the "Exchange Act"), and the reporting requirements of Section 16 under the Exchange Act.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Information

        The Company reports under International Financial Reporting Standards ("IFRS"). The following tables present comparative information under IFRS and U.S. generally accepted accounting principles ("U.S. GAAP"). For a reconciliation of our IFRS profit (loss) and balance sheet to U.S. GAAP and a discussion of the principal differences between the accounting policies applied by us under IFRS and U.S. GAAP, please see Note 31 of the "Notes to the Consolidated Financial Statements".

        The following table sets forth summary financial data of the Company as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The data are based upon the Company's audited consolidated balance sheets as of December 31, 2003, 2002, 2001, 2000 and 1999 and audited consolidated statements of profit and loss for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

        Unless otherwise indicated all financial data and discussions therein in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with IFRS
Profit and Loss Statement Data:
Revenues	647,104	605,186	644,570	570,840	552,401
Operating profit/(loss)	162,515	122,313	92,786	(53,378)	(8,610)
Gain (loss) from investment securities	246,760	(299,963)	(15,931)	665,262	144,296
Profit/(loss) for the period from continuing operations(1)	178,823	(507,162)	(138,020)	408,468	(32,857)
Profit/(loss) for the period	178,823	(385,143)	(138,053)	355,388	(42,303)
Basic (loss) earnings from continuing operations per common share	$2.74	$(7.77)	$(2.12)	$6.28	$(0.51)
Basic (loss) earnings per common share	$2.74	$(5.90)	$(2.12)	$5.46	$(0.65)
Weighted average number of shares in basic computation (in thousands)(2)	65,312	65,272	65,256	65,093	64,860
Diluted (loss) earnings from continuing operations per common share	$2.26	$(7.77)	$(2.12)	$6.19	$(0.51)
Diluted (loss) earnings per common share	$2.26	$(5.90)	$(2.12)	$5.38	$(0.65)
Weighted average number of shares in diluted computation (in thousands)(2)	80,500	65,272	65,256	66,001	64,860
Dividends per share	—	—	—	—	—

	As of December 31,
	2003	2002	2001	2000	1999
	(in thousands of U.S. dollars)
Amounts in accordance with IFRS
Balance Sheet Data:
Property, plant and equipment, net	487,746	458,933	512,236	577,501	499,579
Licenses, net	30,889	84,471	164,541	201,124	173,681
Investment in securities	519,728	321,926	676,829	816,211	407,978
Investments in associated companies(3)	1,340	1,013	52,858	—	139,963
Cash, cash equivalents and time deposits	181,709	86,651	77,720	125,868	81,116
Total assets	1,522,949	1,203,119	1,870,930	2,112,228	1,639,461
Current liabilities	403,413	375,862	469,191	651,034	357,045
Non-current liabilities	1,178,145	1,098,783	1,322,583	1,112,331	983,292
Minority interest	26,571	23,733	10,262	7,672	4,295
Shareholders' equity/(deficit)	(85,180)	(295,259)	68,894	341,191	294,829
	As of and for Year Ended December 31,
	2003	2002	2001	2000
Operating Data (unaudited)(4):
Total Subscribers (in thousands):
Prepaid	4,956,257	3,448,269	2,525,279	1,863,243
Postpaid	734,285	554,642	604,327	709,439
Monthly churn (%)(5):
Prepaid	4.7	4.2	4.0	5.4
Postpaid	2.1	3.2	4.1	3.1
	Year Ended December 31,
	2003(7)	2002(7)	2001(7)	2000	1999
	restated	restated	restated
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with U.S. GAAP(6):
Profit and Loss Statement Data:
Revenues	425,241	331,007	344,102	297,702	238,792
Cost of sales	(176,605)	(137,772)	(141,610)	(207,755)	(112,771)
Operating expenses	(147,232)	(167,534)	(157,851)	(176,183)	(125,505)
Operating profit (loss)	101,404	20,337	79,688	(88,991)	137,103
Gain (loss) from investment in securities	5,597	(299,963)	(15,931)	706,837	144,296
Profit (loss) for the period from continuing operations (before cumulative effect of change in accounting principle)(1)	(47,910)	(327,959)	(121,574)	420,817	(15,697)
Profit (loss) for the period	(54,960)	(320,933)	(172,176)	370,573	(27,549)
Basic (loss) earnings per common share	$(0.84)	$(4.92)	$(2.64)	$5.69	$(0.42)
Weighted average number of shares in basic computation (in thousands)(2)	65,312	65,272	65,256	65,093	64,860
Diluted (loss) earnings per common share	$(0.84)	$(4.92)	$(2.64)	$5.61	$(0.42)
Weighted average number of shares in diluted computation (in thousands)(2)	65,312	65,272	65,256	66,001	64,860

	As of December 31,
	2003(7)	2002(7)	2001(7)	2000	1999
	restated	restated	restated
	(in thousands of U.S. dollars)
Amounts in accordance with U.S. GAAP(6):
Balance Sheet Data:
Property, plant and equipment, net	358,324	286,372	376,676	399,585	293,960
Licenses, net	14,435	20,407	137,910	183,221	92,261
Investment in securities	519,704	269,047	623,007	816,456	408,213
Investments in associates	96,727	175,007	187,114	77,130	136,483
Total assets	1,460,925	1,133,721	1,727,079	1,902,814	1,314,816
Current liabilities	339,250	270,910	339,311	485,706	193,681
Non-current liabilities	1,160,601	1,033,743	1,302,088	1,137,637	905,444
Minority interest	26,571	23,733	10,262	7,672	4,295
Shareholders' equity/(deficit)	(66,006)	(286,575)	72,778	271,799	211,396

(1)
Under IFRS, MIC Systems and FORA Telecom BV have been reported as discontinuing operations in our consolidated financial statements. Under U.S. GAAP, MIC Systems, Liberty Broadband Limited (formerly Tele2 (UK)), Celcaribe S.A. and Millicom Peru S.A. have been reported as discontinuing operations. A more complete description of discontinued operations is contained in Notes 20, 22 and 31 of the "Notes to the Consolidated Financial Statements".

(2)
The average number of shares disclosed above has been adjusted for each year presented to reflect the reverse share split in February 2003, whereby three existing shares with a par value of $2 each were exchanged into one new share with a par value of $6 each; and the share split in February 2004, whereby one existing share with a par value of $6 each was exchanged into four new shares with a par value of $1.5. The average number of shares, which is calculated on a weighted average basis, does not include shares held by us that have no voting, dividend or other rights while held by their current holders (654,852 shares at December 31, 2003).

(3)
Investments in associated companies under IFRS were as follows. As at December 31, 2003 and 2002, Navega S.A. As at December 31, 2001, MIC's operation in El Salvador. As at December 31, 1999, Société Européenne de Communication S.A. See "Operating and Financial Review and Prospects—Results of Operations".

(4)
Operating data excludes divested operations.

(5)
We calculate churn rates by dividing the number of subscribers whose service is disconnected during a period, whether voluntarily or involuntarily (such as when a subscriber fails to pay his or her bill), by the average number of subscribers during the period. We believe that we apply conservative policies in calculating customer totals and the related churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating customer churn.

(6)
As described in Note 31 of the "Notes to the Consolidated Financial Statements", under U.S. GAAP, we should consolidate our investment in Great Universal, Inc. and Modern Holdings Incorporated. The U.S. GAAP Selected Financial Data for each of the years presented in the table above do not include the effect of the consolidation. However, the effects of the consolidation on our significant income statement line items for each of the years ended December 31, 2003, 2002, 2001 and our total assets and shareholders' equity as of December 31, 2003 and 2002 are disclosed in Note 31 of the "Notes to the Consolidated Financial Statements".

(7)
As described in Note 31 of the "Notes to the Consolidated Financial Statements", under U.S. GAAP, we have restated our 2002 and 2001 amounts to reflect our investment in Telemovil, our El Salvadorian operation, under the equity method. Previously, Telemovil had been presented under the cost method in these periods. Also, as described in Note 31, we have restated our previously reported U.S. GAAP net income and shareholders' equity as of and for the year ended December 31, 2003.

RISK FACTORS

Risks Relating to our Business

General Risks

        This report contains "forward looking" statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such differences include those discussed below and elsewhere in this report. See "Forward Looking Statements".

        We have a history of losses and may incur losses in the future, and we may be unable to achieve profitability.

        We experienced losses in the year ended December 31, 2003 and in each of the years from 1998 to 2002. The figures hereafter exclude gains (losses) and valuation movement on investment in securities, fair value result on financial instruments and gain realized on debt exchange. For the year ended December 31, 2003, we made a net loss of $80,107,000. For the year ended December 31, 2002, we made net losses of $77,322,000. For the year ended December 31, 2001, we made net losses of $112,208,000. For the year ended December 31, 2000, we made net losses of $309,874,000. For the year ended December 31, 1999, we made net losses of $186,599,000. See "Operating and Financial Review and Prospects."

        We are not assured of achieving or maintaining profitability in the future, nor are we sure that we will always have sufficient resources to make payments on our indebtedness. Future performance will depend, in particular, on our ability to generate demand and revenue for our services, to maintain existing subscribers and customers and to attract new subscribers and customers. Costs in connection with the acquisition and renewal of licenses and the costs incurred in order to commence and develop operations of cellular and related telecommunications systems will also affect revenues and profitability.

        Our substantial debt could have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

        We have a substantial amount of debt and significant debt service obligations. As of December 31, 2003, the consolidated debt and other financing of Millicom $1,276,865,000 (including the embedded derivative on the 5% Mandatory Exchangeable Notes for an amount of $103,457,000). Of this amount, $1,018,051,000 represented MIC and Millicom Telecommunications S.A. indebtedness and $258,814,000 represented our consolidated share of the indebtedness of our subsidiaries and joint ventures. Corporate guarantees, cash deposits and standby letters of credit (issued at our request and guaranteed by us) secured $90,951,000 of the indebtedness of our ventures at December 31, 2003. Of our indebtedness, $327,635,000 relates to Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and $103,457,000 to the embedded derivative on the 5% Mandatory Exchangeable Notes and in respect of which no repayment in cash of principal is required. See "Operating and Financial Review and Prospects—Description of Certain Indebtedness Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes".

        In 2002, we experienced liquidity concerns resulting from our substantial indebtedness. Although we have implemented a restructuring program that has improved our liquidity by reducing our overall indebtedness and debt service obligations, there can be no assurance that we will not incur additional indebtedness that could result in liquidity concerns or other negative consequences in the future.

        Our level of indebtedness could have important negative consequences for us. For example, it could:

  •
  require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  increase our vulnerability to adverse general economic or industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

  •
  limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

  •
  restrict us from making strategic acquisitions or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and our other debt; and

  •
  place us at a competitive disadvantage compared to our competitors that have less debt.

        Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.

        Our ability to meet our debt service obligations or to refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditures or sell assets. We cannot assure you that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially favorable terms or at all, we may not be able to satisfy our obligations with respect to our debt. If this were to occur, holders of the relevant debt would be able to declare the full amount of such debt due and payable. Our assets may not be sufficient to pay such amounts.

        Restrictions imposed by the indentures governing our outstanding debt contain various covenants that limit our ability to take certain actions.

        The indentures governing certain of our outstanding debt contain various covenants that limit our flexibility in operating our business. For example, these agreements restrict the ability of MIC and certain of its subsidiaries to, among other things:

  •
  borrow money;

  •
  pay dividends or make other distributions;

  •
  create certain liens;

  •
  make certain asset dispositions;

  •
  make certain loans or investments;

  •
  issue or sell share capital of our subsidiaries;

  •
  issue certain guarantees;

  •
  enter into transactions with affiliates; and

  •
  merge, consolidate, or sell, lease or transfer all or substantially all of our assets.

        We cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect our ability to finance our future operations or capital needs, engage in other business activities that may be in our interest or react to adverse market developments.

        The agreement pursuant to which we conduct our operations in Vietnam, which is our largest contributor to revenue, expires in 2005, unless extended. We do not exercise management control over Mobifone.

        In 1994, Comvik International Vietnam AB ("CIV"), in which we currently have an 80% interest, Industriförvaltnings AB Kinnevik ("Kinnevik"), our largest shareholder and Vietnam Mobile Services Co. ("VMS"), a Vietnamese government owned company, entered into a Business Cooperation Contract ("BCC") to operate a nationwide cellular GSM system in Vietnam known as Mobifone. The BCC provides for, among other things, 50/50 revenue sharing between CIV and VMS. Our operation in Vietnam, which derives all of its revenue from the BCC, is our largest contributor to revenue. The BCC has a 10-year term from July 1, 1995. Upon its expiration on June 30, 2005, legal title to all equipment of the Vietnam operation contributed by ourselves will be transferred to VMS at a price of $1. Although we are currently in negotiations to extend the life of the BCC, we cannot assure you that the BCC will be extended on equivalent or satisfactory terms, or at all. If the BCC is not extended on equivalent or satisfactory terms, or at all, our results of operations and financial condition would be adversely affected. If the revenue sharing agreement is not extended or CIV is unable to maintain its operations in Vietnam through another agreement, its telecommunications services would cease on June 30, 2005. In such event, CIV would no longer generate any revenues from cellular operations in Vietnam. CIV's revenues for the year ended December 31, 2003 were $129,936,000 (20% of Millicom's total revenues) and operating profit was $51,292,000 (32% of Millicom's total operating profit). At present, all equipment recorded in CIV's financial statements will be fully amortized by July 1, 2005, at which date legal title to all equipment will be transferred to VMS at a price of $1.

        In addition, under the terms of the BCC, MIC does not exercise management control over Mobifone. Certain management decisions, such as the decision to make certain capital expenditures and other business policy decisions, are made by an advisory committee comprised of eight members (four of which are appointed by CIV and four of which are appointed by VMS). Although the advisory committee has in the past made decisions based on our recommendations, we cannot assure you that the advisory committee will make decisions based on our recommendations in the future or that it will act in a manner consistent with our interests. In addition, CIV and VMS must agree in writing to amend the BCC, sell all or substantially all of the business assets or terminate any business license. If a dispute occurs between us and VMS and we are unable to resolve it satisfactory, our results of operations and financial condition would be adversely affected.

        Our ability to receive funds from, and to exercise management control over our ventures is often dependent upon the consent of other participants who are not under our control. Disagreements or unfavorable terms in the agreements governing our joint ventures could adversely affect our operations.

        We currently participate in 16 cellular ventures in 15 countries. Our participation in each venture differs from market to market, and we do not have a controlling interest in some operations. Sometimes, our ability to withdraw funds, including dividends, from our participation in, and to exercise management control over, ventures and investments therein depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be affected if disagreements develop with venture partners, as have occurred in the past. For example, in 2001, a dispute arose with local shareholders in our operation in El Salvador which resulted in our management determining that we could no longer exercise significant influence in the operation and thus that it was not appropriate to consolidate the operation during the period of the dispute. Although this dispute was resolved in September 2003 and El Salvador is now consolidated with our operations, there can be no assurance that other disagreements will not occur in the future that could adversely affect our operations. See "Notes to the Consolidated Financial Statements—Summary of Consolidation and Accounting Policies".

        We rely upon dividends and other payments from our ventures to generate the funds necessary to meet our obligations, including our obligations under the notes. The ventures are legally distinct from us and have no obligation to pay amounts due with respect to our obligations, or to make funds available for such payments. Our ventures do not guarantee our obligations. The ability of our ventures to make such payments to us will be subject to, among other things, the availability of funds, the agreement of the venture partner(s), the terms of each venture's indebtedness and applicable local laws. The majority of our operations have entered into financing facilities, some of which are guaranteed by us, many of which restrict and some of which prohibit the payment of dividends by those ventures to us. Claims of creditors of our ventures, including trade creditors, will generally have priority over our claims and the holders of our indebtedness. At December 31, 2003, the consolidated debt and other financing of our ventures was $371,578,000 (including trade creditors).

        Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

        Kinnevik and Invik & Co AB, together with our management, the Stenbeck estate, a former chairman who died in August 2002, and both the 1980 and 1985 Stenbeck Trusts, beneficially own 46% of the outstanding shares of our common stock as of December 31, 2003. The Stenbeck estate is currently in probate in both Luxembourg and Sweden. Currently, four members of our seven person Board of Directors are independent. Kinnevik and its affiliates, having a significant ownership in Millicom, can exercise control over our management and affairs, including:

  •
  the composition of our Board of Directors and through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

  •
  the determination and allocation of business opportunities that may be suitable for us;

  •
  any determinations with respect to mergers, acquisitions or other business combinations;

  •
  our acquisition or disposition of assets;

  •
  our financing; and

  •
  the incurrence of debt, pledge of our assets and the use of proceeds from any debt financing.

        We cannot assure you that we will agree with the decisions of Kinnevik and the other insiders or that their decisions will be consistent with your interests.

        A substantial number of our directors and executive officers hold positions with Kinnevik or Tele2 AB, which may present conflicts that are resolved in a manner unfavorable to us.

        Four MIC board members hold or held executive positions with Kinnevik, our largest shareholder. Cristina Stenbeck, a member of our Board of Directors, is also Vice Chairman of the Board of Directors of Kinnevik and Invik & Co. In addition, a number of our directors and executive officers hold executive positions with or are directors of Tele2 AB, a pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. Tele2 AB is controlled by Kinnevik and certain of its affiliates. These positions could create, or appear to create, potential conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for us, Kinnevik or Tele2 AB. These conflicts may ultimately be resolved in a manner that is unfavorable to us. Moreover, a portion of certain of our directors' and officers' time is spent on matters relating to Kinnevik and Tele2 AB, and not us. While it is the current expectation that we have the initial right to consider any telecommunications opportunity that arises in our markets, there is no contractual arrangement to this effect among us and Kinnevik or Tele2 AB and there can be no assurance that we would in fact receive such right of first refusal over any such business opportunity.

  Due to our insufficient equity, there is a risk we may be dissolved.

        Under Luxembourg company law, all companies must have losses less than half their subscribed share capital. If this is not the case, the shareholders must vote as to whether or not to dissolve the company. As of December 31, 2002, we had losses equal to more than half our subscribed share capital. At the annual general meeting held on May 27, 2003, the shareholders elected to continue operations for the coming 12 months. As of December 31, 2003 we had losses equal to more than half our subscribed share capital, and our losses may equal more than half our subscribed share capital in the foreseeable future. There can be no assurance that shareholders will vote to continue operations.

        Our Bolivian venture is in breach of certain financial covenants under its financing agreements. Although none of the lenders have sought to accelerate repayment, there can be no assurance that this will continue to be the case.

        In June 2001, Telefónica Celular de Bolivia SA ("Telecel") signed financing agreements in the amount of $25,000,000 with the International Finance Corporation ("IFC") and $10,000,000 from the Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden, N.V. ("FMO"), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel signed a financing agreement in the amount of approximately $10,000,000 with Bayerische Landesbank Girozentrale ("Bayerische"). All three of these financings are guaranteed by MIC. To date, Telecel has made all installment repayments due under these financing agreements and it expects to make the installment repayments due in 2004 totaling $9,826,000. In the past, MIC has lent money to help Telecel meet its obligations under these financings as they became due. As of December 31, 2003, $28,765,000 in aggregate was outstanding under its third party financing arrangements.

        Since April 1, 2002, Telecel has been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances have been re-classified as short-term financing. Telecel has entered into a standstill agreement with the IFC, FMO and Bayerische pursuant to which each has agreed, absent a deterioration in the credit of Telecel or MIC, not to accelerate payment of the obligations under their respective financings until Telecel's 2003 audited financials become available, so long as MIC continues to assist Telecel in making scheduled repayments. There can be no assurance, however, that Telecel will be able to resolve this matter satisfactorily or that any of the lenders will not seek to accelerate repayment of the outstanding balances upon expiration of their respective standstill agreements. If Telecel's obligations under the financing agreements are accelerated, and if it is unable to meet its obligations, MIC would be obligated to satisfy those obligations pursuant to the guarantees.

        U.S. investors will be subject to special tax rules if we are considered to be a passive foreign investment company.

        Special U.S. tax rules apply to U.S. taxpayers who own stock in a "Passive Foreign Investment Company," or "PFIC", or in a "Foreign Personal Holding Company," or "FPHC". We cannot assure you that that we presently are not, or will not become, a PFIC. Our status under the PFIC rules for each year depends upon our income and assets from time to time during that year. Our substantial investment in associated companies' securities and other "passive assets" result in a risk that we are a PFIC or could become a PFIC in the future. If we were determined to be a PFIC, then shareholders who are U.S. persons under U.S. tax laws would be subject to special unfavorable tax rules.

  The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

        We are incorporated under the laws of the Grand Duchy of Luxembourg. All of our directors and executive officers are residents of Luxembourg or other countries other than the United States. All or a substantial portion of our assets and those of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our Luxembourg counsel, Linklaters Loesch, that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon

United States federal securities laws, would not be enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute.

Risks Related to our Cellular Telephone Operations

  We face intense competition in the cellular telephone operator market.

        The cellular systems in which we have interests face competition from the landline telephone networks and other cellular telephone operators in the markets in which they operate.

        We expect that other cellular telephone operators will obtain licenses in some markets, including markets where we do not currently have a licensed cellular telephone competitor. Moreover, additional licenses may be awarded in markets where we already face competition from other communications technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more cellular telephone operators than the market is likely to sustain. In addition, in some of our markets, our competitors may have more advanced technology than us, such as GSM, or greater coverage area than us, or both. The cellular telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area and price. Some of our competitors have substantially greater capital resources than we do. Price competition can be significant.

        In addition, new competitors, such as cable companies that are able to leverage their existing networks, may enter the telecommunications markets. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants.

        There is also a risk that, as new competitors enter our prepaid markets and price competition intensifies, our prepaid customers may be more likely to move from one cellular telephone operator to another than our postpaid customers. This could result in our revenue declining, which could adversely affect our results of operations.

        Any failure by us to compete effectively or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers would have a material adverse effect on our revenues and overall results of operations.

  The cellular telephone operations market is heavily regulated.

        The licensing, construction, ownership and operation of cellular telephone networks, and the grant, maintenance and renewal of cellular telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets that we service. In addition, such matters and certain other aspects of cellular telephone operations, including rates charged to customers and the resale of cellular telephone service, may be subject to public utility regulation in the relevant market. For example, in Vietnam, the regulator determines tariff charges to customers. Our ventures also typically require governmental permits, including permits for the construction and operation of cell sites. We do not believe that compliance with these permit requirements should have a material adverse effect on our company. However, we could become subject to claims or regulatory actions relating to any past or future noncompliance with permit requirements. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of cellular telephone services in the countries we service, this could have the effect of reducing our revenue. Changes in the regulation of our activities, such as increased or decreased regulation affecting prices, the terms of interconnect arrangements with landline telephone networks or mobile operators or requirements for increased capital investments, could materially adversely affect us.

        We face substantial competition for obtaining, funding and renewing telephone licenses.

        We may pursue new license opportunities within existing financial guidelines and group-wide synergy potential. In each market we may face competition for licenses from major international telecommunications entities as well as from local competitors. While we have not typically paid significant amounts for cellular licenses, the competition for the granting or renewal of the licenses is increasingly intense. As such, we anticipate that we may have to pay substantial license fees in certain markets, as well as meet specified network build out requirements. We cannot assure you that we will be successful in obtaining or renewing any cellular telephone licenses, or if licenses are awarded that they can be obtained on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all.

        Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products.

        Fixed network and other system equipment used in the cellular telephone industry has a limited life and must be replaced because of damage or as a result of ordinary wear and tear. In addition, as new technologies develop, such as, if our competitors were to introduce third generation systems, equipment may need to be replaced or upgraded or a cellular telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. For example, we are currently building out networks based on the GSM standard in Paraguay, Guatemala, Honduras, El Salvador and Pakistan due to increased competition from other GSM providers in those markets as well as the anticipated benefits of migrating to the GSM standard, including lower repair and maintenance costs, greater availability of handsets and increased functionality. We cannot assure you that unforeseen technological developments will not render our services unpopular with customers or obsolete. In addition, to the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations.

        If we cannot successfully develop and manage our networks, we will be unable to expand our subscriber base and could lose market share and revenues.

        Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks. The build-out of our networks is subject to risks and uncertainties which could delay the introduction of service in some areas and increase the cost of network construction. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base. In addition, our ability to manage our ventures successfully is dependent upon our ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of our infrastructure in the future, including our billing systems, could have a material negative effect on our profits and results of operations.

        Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to expand successfully our operations.

        Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

  •
  stringent control of network build-out and other costs;

  •
  continued development of financial and management controls and information technology systems;

  •
  implementation of adequate internal controls;

  •
  hiring and training of new personnel; and

  •
  coordination among our logistical, technical, accounting and finance personnel.

        Our success will also depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in our markets is intense due to the small number of qualified individuals. Our failure to manage successfully our growth and personnel needs could have a material negative effect on our business and results of operations.

        In some of our markets, our licenses and frequency allocations are subject to ongoing review, which may result in modification or early termination.

        The continued existence and terms of cellular telephone licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination. The BCC in Vietnam expires in 2005 and our licenses in Pakistan and Paraguay expire in 2005 and 2007, respectively, although the BCC and each license is subject to renewal. While we would not normally expect any of our cellular telephone companies to be required to cease operations at the end of the term of its business arrangement, license or permit, we cannot assure you that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. Upon termination, the license and the assets of the cellular telephone company associated with the system may revert to the government or local telecommunications agency, in some cases without any, or adequate, compensatory payment being made to us.

        Our operations are dependent upon interconnect agreements and transmission and leased lines.

        Our ventures are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government owned public telecommunications operators or competing cellular telephone operators. Our financial results are affected by the cost of transmission and leased lines to effect interconnection. There can be no assurance that we will be able to maintain interconnect or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue.

        The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

        Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, could adversely affect us, including by reducing our subscriber growth rate, subscriber base or average use per subscriber, and could have a negative impact on the market price of our shares. In addition, if a link between electromagnetic or radio frequency emissions and adverse health concerns is demonstrated, government authorities could increase regulation of mobile handsets and base stations as a result of these health concerns or cellular telephone operators, including us, could be held liable for costs or damages associated with these concerns. Any such regulation or litigation could also have a materially adverse effect on our financial position and results of operations.

  Country Risks

        We operate in some markets that are considered politically unstable, which could negatively affect our operations.

        We currently have interests in cellular telephone licenses in 15 countries around the world and are subject to government regulation in each market. Most of the countries in which we operate are emerging economies and are, therefore, subject to greater risks than more developed countries. The governments of the 15 countries differ widely with respect to structure, constitution and stability, and some of these countries lack mature legal and regulatory systems. Some of the countries in which we operate have suffered political instability and civil unrest and there is the possibility that these problems may continue or arise in the future. As a result, we face the risk that our networks could be disrupted in particular countries, which could adversely affect our revenues or results of operations.

        In order for our ventures to provide cellular services, they must receive a license from the government of the countries in which they operate. Our ability to operate is dependent on the licenses granted by the government of each country. These licenses generally allow our ventures to operate for a number of years after which they are subject to renewal. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in each of the markets in which we operate. For instance, if a government decided to revoke a license to operate in the middle of its term, our recourse would be to the legal system of the relevant country. Because the legal and court systems of some of the countries in which we operate are not highly developed and are subject to inherent uncertainties, it may be difficult to obtain a fair or unbiased resolution. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate, as further described in "Business." There is also a possibility that a country in which we operate could arbitrarily decide to expropriate the assets of one of our ventures.

        In addition, most of the countries in which our ventures operate have volatile economies. Downturns in the economies of any particular country, or of a region generally, could adversely affect demand for our services, which could result in reduced revenues. We cannot assure you that factors such as these will not have a material adverse effect on our operations in particular countries.

        We operate in a number of jurisdictions, any of which could effect changes to its laws that could unfavorably affect our financial status.

        We hold interests in our cellular telephone companies through our subsidiaries and affiliates in various jurisdictions in and outside Luxembourg. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends from the ventures, and tax concessions in certain operations), foreign exchange or otherwise in these jurisdictions will not change. For instance, countries may impose restrictions or other restraints on the conversion of local currencies and the transfer of funds or dividends by our venture companies to our holding company in Luxembourg. Any such change could have a material adverse effect on our financial affairs and on our ability to receive funds from the venture.

        Most of our ventures receive revenue that is denominated in the local currency. In the future, any of the countries in which these ventures are located could impose foreign exchange controls, which could restrict our ability to receive funds from the ventures.

        Most of the ventures in which we have interests receive substantially all of their revenues in the currency of the markets in which they operate. We expect to derive substantially all of our revenues through funds generated by the ventures and, therefore, we will rely on the ability of the ventures to transfer funds to us. Although there are foreign exchange controls in some of the countries in which our cellular telephone companies operate, which could significantly restrict the ability of these ventures to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, we have experienced no material difficulty in obtaining permits to allow our ventures to export cash to us. There can be no assurances, however, that this will continue to be the case. In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effect of this is likely to be time delays in accumulating significant amounts of foreign currency. In addition, a few countries in which we operate restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that our ability to receive funds from the ventures will not subsequently be restricted.

        Currency fluctuations or devaluations could reduce the amount of profit and assets that we are able to report.

        Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. A relevant example was the devaluation of the guarani in Paraguay in 2002 which had an adverse effect on the results of our operations. For the year ended December 31, 2003, we had an exchange loss of $45,602,000, which is mainly due to the exchange loss on the 5% Mandatory Exchangeable Notes. For the years ended December 31, 2002 and 2001, we had exchange losses of $23,483,000 and $17,313,000, respectively. To the extent that our ventures retain earnings or distribute dividends in local currencies in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. We generally do not hedge our foreign currency exposure.

        Our ability to reduce our foreign currency exposure may be limited by restrictions on borrowings in local currency.

        At the venture level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. Our ability to reduce our foreign currency exchange exposure may be limited by restrictions on borrowings in local currency. For example, under local regulations in Pakistan, foreign controlled services sector companies, such as our Pakistan operations, are required to obtain approval from the State Bank of Pakistan to engage in long-term borrowing in the local market and are required to meet certain requirements imposed by the State Bank of Pakistan, including certain financial ratios. One of our Pakistan operations, Pakcom, has received a waiver from the State Bank of Pakistan, which expires on December 31, 2004, and expects to be able to meet these ratios in the short term. In addition, our other Pakistan operation, Paktel, does not currently meet the applicable ratios but has received a waiver from the State Bank of Pakistan in respect of its borrowings for the initial phases of its GSM network build out. If we fail to meet the applicable requirements, or obtain a waiver, we expect that financing for the later stages of the build out may be financed from cash flows from operations, short-term borrowing or other financing arrangements. We cannot assure you that in the future Pakcom or Paktel will meet the required ratios or obtain waivers, MIC's ability to fund Pakcom's or Paktel's capital expenditure needs as well as to reduce our foreign exchange exposure by borrowing in local currency.

        Potential inflation in local economies may affect some customers' ability to pay for our ventures' services, and it may also adversely affect the stability of the cellular operations market in those areas.

        Our operations are dependent upon the economies of the markets in which we have interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. We may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for our ventures' services. In addition, these fluctuations may affect the ability of the market to support our existing cellular telephone interests or any growth in cellular telephone operations. It is also possible that a period of significant inflation in any of our markets could adversely affect our costs and financial condition.

        We are subject to foreign taxes in the countries in which we operate, which may reduce amounts we receive from our operating ventures or may increase our tax costs.

        Many of the foreign countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit us from passing these taxes on to our local customers. Consequently, these taxes may reduce the amount of earnings that we can generate from our services.

        Our Pakcom venture has received tax assessment notices from Pakistan's tax authorities relating to, among other things, the disallowance of realized foreign exchange losses and interests in the amount of approximately $12 million. Pakcom has filed petitions disputing these assessments. In some cases, Pakcom has received unfavorable decisions, which it is currently appealing. Our Paktel venture is seeking an assessment of prior years on the same basis as in 2000. If these or other tax assessments are ultimately resolved unfavorably to us, this could reduce amounts we receive from our operating ventures or may increase our tax costs.

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

ITEM 4.    INFORMATION ON THE COMPANY

The Company

        We are a global telecommunications operator with a portfolio of investments in the world's emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

        We currently have interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. As of December 31, 2003, our cellular operations had a combined population under license of approximately 387 million people.

        As we have established an early presence in most of the markets in which we operate, we have been able to secure our licenses at low cost. Historically, we have been successful in renewing all of our maturing licenses, generally on terms similar to the original licenses. We operate primarily with prominent local business partners through joint ventures, over which we typically exercise management control.

        Our markets are very attractive for cellular services due to the low wireline and cellular penetration in economies with potential for high growth and rising disposable personal income levels. We believe there is a significant opportunity for further growth of cellular services in all of our markets. For example, Vietnam and Pakistan, our two largest markets, had cellular penetration rates of only approximately 3% and 2%, respectively, as of December 31, 2003.

        We have achieved strong growth and operating profitability. Our total subscribers reached 5.7 million (4.0 million on a proportional basis) as of December 31, 2003. We generated revenues of $647.1 million in the year ended December 31, 2003.

        The continued improvement in the operating and financial performance of our ventures has allowed us to continue to upstream excess cash to MIC. During the years ended December 31, 2001 and 2002, we upstreamed $55.1 million and $96.7 million, respectively, of which $3.4 million and $8.8 million, respectively, was from divested operations. For the year ended December 31, 2003, we upstreamed $129.3 million from 14 of the 15 countries in which we operate.

Competitive Strengths

        We believe that our competitive strengths will enable us to benefit from the increasing demand for the services provided by cellular operators in emerging markets. Our competitive strengths include:

  •
  Established prepaid operator. Our focus on prepaid cellular services for the mass market offers the advantage of lower subscriber acquisition and operating costs, which results in higher margins and a faster average payback time (on average, approximately three months). In addition, prepaid customers offer the advantage of eliminating bad debt, billing and collection costs. The introduction of prepaid cellular services has also opened up the market for cellular services to customers who have previously been denied access to cellular service. Increased demand for prepaid cellular services is also arising from business users and those customers who purchase prepaid credits in order to control their telephone costs, creating a new segment of the market.

  •
  Delivering profitable growth. One of our key strengths is our ability to grow our businesses while enhancing our operating profitability. As the first or second operator in most of the markets in which we have ventures, we have typically been able to acquire our licenses at low cost with minimum build-out requirements. We have consistently achieved strong subscriber growth while decreasing subscriber acquisition costs through the creation of well known, perceived price leading brands. Additionally, we have developed an extensive distribution network at low cost that provides our customers with broad service coverage, further leveraging our strong brand names. The use of handset subsidies is not part of our prepaid strategy.

  •
  Track record of innovation. We believe that innovation is another key to our success. In nearly all of our markets, we were the first to launch branded prepaid cellular services, which now predominate in our markets. We have been the first to focus on non-traditional distribution channels to increase our mass market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced our sales and marketing costs. In addition, because we focus on prepaid services and low costs, we believe we are a perceived price leader.

  •
  Low operating costs and high capital efficiencies. We have established service in markets that we believe offer high potential financial returns and substantial operational leverage. While we have always had a strategy to control costs, we initiated a more strict, centralized cost reduction program for all of our ventures in 2002. We operate sizeable networks covering areas of the highest population and business activity. Any future build out of our network infrastructure will be demand driven. In addition, our migration to GSM will lower our investment per capacity minute with faster payback. Historically, our operations have generated an operating profit before depreciation and amortization within 12 to 18 months of start up.

  •
  Integrated strategy. We have rigorously pursued the many synergies inherent in our multi country operations and the increasing scale in our existing markets. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies and centralized negotiation of financing and of supply contracts for network and subscriber equipment. For example, our operation in Laos has been able to draw on the operational and managerial experiences and resources of our operations in Cambodia and Vietnam, which has allowed us to operate in Laos at a low cost base, employing 23 persons.

  •
  Diversified operations. We believe our 16 operations in 15 countries on three continents provide a balance of established cash flow generation and high-growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency. For example, we have continued to grow our total subscriber base and operating profitability over the last two years despite economic difficulties in South America.

  •
  Highly skilled senior management. Our highly skilled senior management combines the extensive experience of senior managers from the telecommunications industry with experienced executives from the fast-moving consumer goods sector, who we have recruited over the last two years. Many of our senior executives have spent more than 10 years in the emerging markets and have demonstrated their ability to manage costs while rapidly growing the business and to start up and successfully integrate new businesses.

Strategy

        Our strategy is to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs and better network quality and services. We believe that, given the low cellular penetration in our markets, we can continue to achieve growth in our subscriber base while continuing to improve our operating margins and cash flows. We intend to accomplish this by:

  •
  Focusing on growth. We believe there is a significant opportunity for rapid growth in our markets due to low cellular penetration in economies with high growth potential and substantial pent up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We will also continue to invest in our existing cellular ventures, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in our ventures through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines and offering group-wide synergy potential, as we have done in Laos.

  •
  Improving cost efficiencies and capturing synergies. We will continue to seek ways to further reduce our cost base by rationalizing our operations. In 2002, we initiated a more strict, centralized cost reduction program across our operations, which has lowered our costs. In addition, we expect to realize additional synergies across our operations, such as sharing of information, human resources, best practices and technologies and centralized negotiations of financing and of supply contracts for network and equipment handsets.

  •
  Completing our migration to the GSM standard. We expect GSM subscribers to exceed 50% of our total subscriber base by the end of 2004. Our Asian and African businesses are fully GSM-based, except for Pakistan, where GSM will be rolled-out to our customers in 2004. In

    Latin America, we plan to introduce GSM systems in Paraguay, Guatemala, Honduras and El Salvador in 2004. The equipment costs relating to GSM have decreased significantly over the last few years. We believe that GSM will increase our revenues from prepaid minutes and roaming services while lowering our infrastructure and maintenance costs. GSM also offers our customers greater choice of handsets at a lower cost with improved functionality.

Recent Developments

        The following data reflects our results of operations for the year ended December 31, 2003. This should be read in conjunction with the audited consolidated financial statements included elsewhere in this report.

        On September 15, 2003, Telemóvil, our cellular telephone operation in El Salvador, was reconsolidated after we resolved a dispute with our local partners. Telemóvil is the market leader in El Salvador and, as of December 31, 2003, had 465,150 total subscribers. Following Telemóvil's acquisition of 30% of its own shares, we have a 100% economic ownership in our operation in El Salvador, while MIC's legal ownership interest remains at 70% until the final settlement date of the acquisition price. Accordingly, we account for our operation in El Salvador as a 100% owned subsidiary as of September 15, 2003. While our results of operations for the year ended December 31, 2003 include the fully consolidated results of our operation in El Salvador since September 15, 2003, our results of operations for the same periods in the prior year do not. See "Operating and Financial Review and Prospects—Results of Operations".

Summary of Highlights

  •
  Revenues for the year ended December 31, 2003 was $647.1 million, an increase from $605.2 million for 2002. Included in revenue for 2003 are revenues of $39.1 million from our operation in El Salvador. Included in revenue for 2002 are revenues of $82.8 million from operations divested in 2002 and 2003.

  •
  Total cellular minutes increased by 44% (including El Salvador) and by 30% (excluding El Salvador) in 2003 from 2002.

  •
  Since September 15, 2003, after resolution of a dispute with local partners which resulted in us reassuming control, Telemóvil was reconsolidated and accounted for as a 100% owned subsidiary.

  •
  MIC's subsidiary, Millicom Telecommunications S.A., completed an offering of SEK 2,556 million the equivalent of approximately $310 million, of 5% notes mandatorily exchangeable into class B shares of Tele2 AB (the "5% Mandatory Exchangeable Notes") in August 2003. See "Operating and Financial Review and Prospects—Description of Certain Indebtedness—Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes".

  •
  We used part of the proceeds from the 5% Mandatory Exchangeable Notes to repay $167 million in aggregate principal amount of the 11% Senior Notes, and to purchase U.S. Treasury STRIPS for an aggregate amount of $45 million to secure Millicom Telecommunications S.A.'s obligation to pay fixed interest in respect of the 5% Mandatory Exchangeable Notes and to repay $64 million outstanding under our debt facility with Toronto—Dominion Bank.

  •
  As at December 31, 2003, Millicom had total consolidated indebtedness of $1.28 billion and total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) of $1.10 billion. Of such indebtedness, $327.6 million relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and $103.5 million to the embedded derivative on the 5%

    Mandatory Exchangeable Notes and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes.

  •
  On February 4, 2004 MIC's subsidiary in Vietnam, Comvik International (Vietnam) AB signed a Memorandum of Understanding with its partner VMS, a subsidiary of the Vietnam Posts and Telecommunications, to confirm their intention to extend the co-operation for the long term.

  •
  On February 5, 2004 MIC acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, MIC consolidates Millicom Tanzania Ltd as a subsidiary.

  •
  On February 9, 2004, MIC entered into an agreement with Rafsanjan Industrial Complex ("RIC") to manage the network to be owned by RIC under a build, operate and transfer contract (the "BOT Contract") between RIC and Telecommunications Company of Iran ("TCI"). The BOT Contract allows RIC to build and operate a nationwide GSM network for 2 million prepaid subscribers for a period of 11 years. MIC will be paid a share of the revenues generated by this network. In addition, MIC has been awarded an option to acquire 47% of the company that will operate this network.

  •
  MIC held an Extraordinary General Meeting of Shareholders on February 16, 2004, which approved a stock split of the issued shares of the Company by exchanging one existing ordinary share with a par value of US$ 6 into four new ordinary shares with a par value of US$ 1.50 which became effective on February 20, 2004. All share and per share amounts stated in this Form 20-F give effect to the stock split.

  •
  On March 8, 2004, Mr. Johannesson was appointed Chairman of the Board of Directors.

  •
  On March 24, 2004, MIC completed a review of its subscriber base. This review was undertaken to ensure that MIC was consistent in the way it accounted for subscribers on a global basis. The effect of the review was that approximately 243,000 subscribers were churned out in March 2004.

  •
  On March 25, 2004, MIC received the approval to list its shares on the O-list of Stockholmsbörsen, the Stock Exchange in Sweden. The trading in Swedish Depositary Receipts commenced on March 30, 2004. The Stockholm listing is in addition to the existing listings on the NASDAQ National Market and the Luxembourg Stock Exchange.

  •
  On March 19, 2004, MIC formally requested the Trustee to call the entire outstanding amount of 2% Senior Convertible PIK Notes (the "2% PIK Notes") for redemption in cash on April 26, 2004 in accordance with the terms of the Indenture governing the 2% PIK Notes. On April 26, 2004 MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each.

Subscriber Growth

        As of December 31, 2003, our worldwide total cellular subscriber base increased to 5,690,542 cellular subscribers (including El Salvador) from 4,002,911 cellular subscribers (excluding El Salvador) as of December 31, 2002. Total cellular subscribers increased by 42% in the year ended December 31, 2003. Particularly significant percentage increases were recorded in Ghana, Senegal, Mauritius, Sri Lanka and Vietnam.

        Our proportional cellular subscriber base increased to 4,025,577 cellular subscribers (including El Salvador) as at December 31, 2003 from 2,784,187 cellular subscribers (excluding El Salvador) as of December 31, 2002. Our proportional cellular subscribers increased by 44% in the year ended December 31, 2003. Excluding El Salvador, the proportional cellular subscribers increased by 28%. Of the 4,025,577 proportional cellular subscribers reported as of December 31, 2003, 3,550,322, or 88%, were prepaid customers.

Financial Results for the year ended December 31, 2003

        Total revenues for the year ended December 31, 2003 were $647.1 million, an increase from $605.2 million for the year ended December 31, 2002. Included in total revenues for the year ended December 31, 2003 are revenues of $39.1 million from our operation in El Salvador. Revenues for the year ended December 31, 2003 for Asia and Africa increased by 26% and 37% to $280.8 million and $84.9 million, respectively, relative to year ended December 31, 2002. Revenues for Latin America for the year ended December 31, 2003 decreased by 2% to $270.7 million. The evolution of revenues in Latin America was impacted by the divestment of our operation in Colombia in February 2003 and the reconsolidation of El Salvador since September 15, 2003.

        Total cellular minutes increased by 28% (including El Salvador) and by 23% (excluding El Salvador) for the year ended December 31, 2003 compared with 2002. We recorded a gain of $246.8 million in the year ended December 31, 2003, reflecting the movement in the market price of our holding in Tele2 AB. In addition, we recorded a charge of $84.6 million, reflecting the change in the fair value of the Embedded derivative on the 5% Mandatory Exchangeable Notes from August 7, 2003 to December 31, 2003.

Change in Accounting Policy

        We have recently changed our accounting treatment in respect of the 5% Mandatory Exchangeable Notes and the underlying Tele2 AB shares. As a result, we mark to market on a quarterly basis the value of our holding of Tele2 AB shares, with any resulting changes in fair value of the shares being recorded in the profit and loss statement under the heading "Gain (loss) and valuation movement on investment in securities". We also account for the embedded derivative relating to the corresponding revaluation of the 5% Mandatory Exchangeable Notes and to the potential 30% premium if the price of the Tele2 AB shares is above the reference price in accordance with the terms of the 5% Mandatory Exchangeable Notes, at fair value with any subsequent change in its fair value being recorded in the profit and loss statement. The net impact on our results reflects an economic hedge against a decrease in the price of Tele2 AB shares below the reference price and the gain that we would realize at maturity if the price of the Tele2 AB shares is above the reference price as provided in the 5% Mandatory Exchangeable Notes. Changes in the market value of the Tele2 AB shares will likely affect our net income (loss) on a quarterly basis until the 5% Mandatory Exchangeable Notes mature in August 2006.

        Under U.S. GAAP, the fair value adjustment of our investment in Tele 2 AB shares is recorded in other comprehensive income, as a separate component of shareholders' equity. Accordingly, under U.S. GAAP, we reclassified the unrealized gain resulting from the change in fair value of the Tele 2 AB shares of $241,163,000 for the year ended December 31, 2003 to shareholders' equity.

Completion of Senior Notes Offering

        On November 24, 2003, MIC completed its offering of $550 million in aggregate principal amount of 10% Senior Notes due 2013 (the "10% Senior Notes"). MIC used a portion of the net proceeds from such offering to repay in full $395 million of the 11% Senior Notes and used another part of such net proceeds to repay in full $137 million of the 13.5% Senior Subordinated Notes due 2006 (the

"13.5% Senior Subordinated Notes") on December 29, 2003. See "—Results of Tender Offer and Consent Solicitations" below and "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview".

Results of Tender Offer and Consent Solicitations

        On November 7, 2003, MIC commenced a cash tender offer and consent solicitation in respect of its 11% Senior Notes due 2006 (the "11% Senior Notes"). On November 19, 2003, MIC announced that it had received the requisite consents from the holders of the 11% Senior Notes to (i) the waiver of the possible past default under the indenture governing the 11% Senior Notes in connection with the securities lending arrangement related to the Mandatorily Exchangeable Notes and (ii) proposed amendments to such indenture. Among other things, the supplemental indenture giving effect to these amendments, which became effective on November 25, 2003, eliminated certain of the indenture's restrictive covenants, amended certain other provisions contained in the indenture and shortened the optional redemption notice period of the 11% Senior Notes. On November 25, 2003, MIC used approximately $273 million of the proceeds of the recent offering of 10% Senior Notes to acquire 11% Senior Notes tendered on or prior to November 18, 2003 in connection with the tender offer and consent solicitation in respect of the 11% Senior Notes. The tender offer expired at 11:59 p.m., New York City time, on December 8, 2003. On December 10, 2003, MIC used approximately $143.8 million of the proceeds of the 10% Senior Notes offering to redeem in full the outstanding 11% Senior Notes.

        In addition to the tender offer and consent solicitation in respect of the 11% Senior Notes, on November 7, 2003, MIC commenced a consent solicitation in respect of its 2% Senior Convertible Payable-In-Kind Notes due 2006 (the "2% Senior Convertible PIK Notes"). On November 19, 2003, MIC also announced that it had received the requisite consents from holders of the 2% Senior Convertible PIK Notes to (i) the waiver of the possible past default under the indenture governing the 2% Senior Convertible PIK Notes in connection with the securities lending arrangement related to the Mandatorily Exchangeable Notes and (ii) the waiver of compliance with the limitation on restricted payments covenant in such indenture in connection with MIC's proposed redemption or repurchase of the 13.5% Senior Subordinated Notes with the proceeds of the recent offering of the 10% Senior Notes. Each waiver became effective with respect to the 2% Senior Convertible PIK Notes upon receipt of the consent of a majority of the holders of the 2% Senior Convertible PIK Notes. On March 19, 2004, MIC formally requested the Trustee to call the entire outstanding amount of 2% PIK Notes for redemption in cash on April 26, 2004 in accordance with the terms of the Indenture covering the 2% PIK Notes. On April 26, 2004, MIC redeemed the outstanding 2% PIK Notes.

        Previously, Millicom Telecommunications S.A. had convened a meeting of holders of the 5% Mandatory Exchangeable Notes in order to seek their approval to make certain technical amendments to the documentation relating to the 5% Mandatory Exchangeable Notes in order to ensure compliance with the covenants contained in the indentures governing the 11% Senior Notes and 2% Senior Convertible PIK Notes. This meeting was inquorate and therefore dissolved.

History

        MIC, a stock corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg, was formed in December 1990 by two of the cellular industry's early pioneers, Kinnevik and Millicom Incorporated, a Delaware corporation ("Mil-Inc"), to hold certain of their cellular interests in 12 countries.

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

        MIC's principal executive office is located at 75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg, and its telephone number is +352 27 759 101.

The Merger

        In 1993, it was determined that a merger of Mil-Inc and MIC could accomplish goals sought by both companies.

        Pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated September 21, 1993, as amended, between MIC, MIC-USA Inc (MIC-USA"), a wholly owned subsidiary of MIC, and Mil-Inc, Mil-Inc was merged (the "Merger") with and into MIC-USA on December 31, 1993 (the "Effective Date"). The outstanding shares of Mil-Inc common stock were exchanged for approximately 46.5% of the common stock of MIC (exclusive of the additional merger shares described below). Kinnevik held the remaining 53.5% of MIC Common Stock.

        Immediately prior to the Merger, substantially all of the operations other than the cellular telephone operations and certain related liabilities of Mil-Inc were transferred to Great Universal, Inc., a Delaware corporation at that date an indirect wholly owned subsidiary of MIC. Both MIC and Great Universal, Inc. have separate management, and transactions between Great Universal, Inc., both MIC and our affiliates are subject to certain restrictions as described below.

        Following the Effective Date, MIC contributed to the capital of Great Universal, Inc. an aggregate of 211,864 shares of MIC common stock, par value $2 each, calculated at the time of issuance as having an aggregate value of $5,027,000.

Merger Warrants

        Immediately prior to the Merger, Mil-Inc stockholders received from MIC-USA warrants to purchase from MIC-USA 100% of the shares (3,867,287 shares) of Great Universal, Inc. common stock for a purchase price equal to $1.30 per share (the "Warrants"). The purpose of the warrant distribution was to afford Mil-Inc stockholders the opportunity to participate in the future prospects of such non-cellular businesses and to reduce or eliminate MIC's interests in such businesses in the event the Warrants are exercised. The Warrants are not transferable except in certain limited circumstances. They became exercisable on January 1, 1999 and expire six months after the registration of Great Universal, Inc. on a public market in the United States, unless extended under certain circumstances (the "Warrant Expiration Date"). At present, registration statements relating to the shares of Great Universal, Inc. (and, subsequent to the reorganization described below, Modern Holdings) underlying the Warrants have not yet been filed with the U.S. Securities and Exchange Commission.

        On December 31, 1993, Great Universal, Inc. and MIC entered into an agreement pursuant to which, as an inducement to MIC to contribute MIC common stock to Great Universal, Inc., as described above, Great Universal, Inc. granted to MIC-USA an option (the "Put Option") to require Great Universal, Inc. to purchase from MIC-USA the shares of Great Universal, Inc. common stock not acquired by exercise of the Warrants. Additionally, MIC granted to Great Universal, Inc. the option (the "Call Option") to purchase from MIC-USA the Great Universal, Inc. common stock. The purchase price for the Great Universal, Inc. common stock upon exercise of either the Put Option or the Call Option is an amount equal to the difference between the aggregate exercise price of such Warrants ($5,027,473) and the actual aggregate exercise price of the Warrants exercised prior to their expiration. The Put Option and the Call Option are exercisable as to all, but not less than all, of the remaining Great Universal, Inc. common stock for a period of 20 days commencing on the day following the Warrant Expiration Date. Great Universal, Inc. may pay the purchase price for the Great Universal, Inc. common stock by delivering to MIC-USA that number of the shares of MIC common stock which in the aggregate equals the purchase price, based upon the last sale price of the MIC common stock as quoted on the NASDAQ Stock Market on the Warrant Expiration Date.

        If all of the Warrants are exercised or all of the shares of Great Universal, Inc. common stock not acquired by exercise of the Warrants are repurchased by Great Universal, Inc., MIC would have no further ownership interest in Great Universal, Inc. Certain of the MIC's management and shareholders, who became holders of Warrants as part of the Merger, may become shareholders of Great Universal, Inc. or may participate in the management of Great Universal, Inc. if they choose to exercise the Warrants. From December 30, 1993, the date the Warrants were issued, until the Warrant Expiration Date, MIC will not consummate a transaction with Great Universal, Inc. or any of Great Universal, Inc.'s affiliates which involves the sum of $1,000,000 or more unless MIC and Great Universal, Inc. shall have received an opinion from an independent investment banker that such transaction is on terms at least as favorable as those that can be obtained from an unrelated third party. In the event that the Warrants are not exercised prior to the Warrant Expiration Date, management will evaluate other plans to dispose of Great Universal, Inc. upon the expiration of the Warrants.

        In June 1999, Great Universal, Inc. affected a reorganization of Great Universal, Inc. and its subsidiaries, in which Great Universal, Inc. was merged with and into Great Universal LLC and operations were spun-off into two separate businesses, being Great Universal, Inc. and Modern Holdings Incorporated (formerly known as XSource Corporation). Great Universal, Inc. holds the subsidiaries in teleservices, television and media and specialized electronics industries, and Modern Holdings Incorporated holds the subsidiaries in the integrated network services industries. Great Universal LLC holds 100% of common shares in Great Universal, Inc. and 53% of common shares in Modern Holdings Incorporated. MIC does not consolidate its investment in Great Universal, Inc. as, due to warrant holders' right to exercise, it considers it does not control Great Universal, Inc. and also that there exist severe long-term restrictions that significantly impair the ability of Great Universal, Inc. to transfer funds to MIC.

        Following this reorganization and pursuant to the Warrant agreement, each warrant now entitles the holder to purchase one share of Great Universal, Inc. common stock and 2.0721 shares of Modern Holdings Incorporated common stock at an exercise price of $1.30 per Warrant, subject to adjustment. Following this reorganization, the rights and obligations of MIC-USA arising from the Warrant agreement and the Put Option and the Call Option agreement referred to above were assigned to Great Universal LLC. Under the terms of the Merger, Great Universal LLC continues to indemnify MIC against certain contingent liabilities.

        On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal, Inc. to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of MIC's investment in Great Universal, Inc. This amount is recorded in "Investment in other securities". During 2002, MIC recorded an impairment loss for 100% of this asset due to uncertainty concerning its recoverability.

        Great Universal, Inc. is contingently liable for any liabilities in respect of the representations and warranties made by Mil-Inc to MIC under the Merger Agreement and in respect of any United States federal, state and local income tax in excess of $13,544,000 which may be payable by Mil-Inc for 1993 and prior years.

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

Development of the Cellular Telephone Industry

        Cellular Telephony in Developed Countries.    The first cellular telephone networks were introduced in Scandinavia in the early 1980s and experienced modest growth for the first few years. Over the last 10 years, however, cellular telephony has grown rapidly. The majority of developed countries now have cellular telephone service and levels of penetration have increased substantially in these countries. Worldwide subscribers at December 31, 2003 were an estimated 1,390 million according to EMC.

        Given the rapid growth of cellular telephone subscribers in developed countries and high levels of penetration, particularly in large urban markets, the industry is increasingly introducing new technology that will expand capacity and improve service, including the introduction of digital cellular telephone networks and the ability to access the Internet from handsets. In industrialized nations, cellular operators are currently in the process of introducing so-called "third generation" mobile technology that will permit always-on faster access to the Internet and voice and data transmissions.

        Cellular Telephony in Developing Countries.    While the cellular telephone industry is well-established in the developed world, the cellular telephone industry in the developing world is still in its infancy. MIC believes that cellular telephony will continue to grow rapidly in developing countries because of the poor quality of the existing wire-line service, the unsatisfied demand for basic telephone service and the increasing demand from users who want the convenience of cellular telephones. In some countries the cellular telephone network provides significantly improved access to the local and international wire-line network compared with the existing wire-line service. In addition, developing countries are expected to benefit both from better technology and lower equipment costs than those at comparable stages of market development in developed countries. Penetration rates (the number of subscribers per 100 people) are substantially lower in developing countries than in developed countries. Consequently, MIC believes that its markets offer high growth potential.

        For developing countries, cellular telephone networks can represent a faster and more cost-effective method of expanding telecommunications infrastructure than traditional wire-line networks. Wire-line networks involve extensive outside infrastructure in the form of buried or overhead cable networks, while cellular telephone networks require only minimal construction activities.

Financing of the Company's Business

        The Company finances its operations at both the operational and parent entity level.

Operational Level Financing

        We finance our operations on a project-by-project basis at both the operational and parent entity level. Once a license is awarded, we make an initial investment in the form of equity and, in some cases, debt. The local operation typically is granted between six and 12 months to build out its initial cellular telephone network. During this initial phase, we frequently supplement our investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by MIC. We seek to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where practicable, we endeavor to obtain financing in local currencies and without recourse to MIC. However, MIC may guarantee such project financing for an initial period until certain performance targets are achieved. We intend to continue to pursue a project-by-project approach to fund our systems. If additional investment is required from us, we seek, whenever possible, to fund such investment through shareholder loans from MIC. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of December 31, 2003, approximately 56% of our debt at the operational level was denominated in local currency.

MIC Level Entity Financing

        In 2003, we implemented a restructuring plan to substantially improve our liquidity by reducing our net indebtedness and debt service obligations. As of December 31, 2002, we had total consolidated indebtedness of $1,228,575,000, and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $1,141,924,000 which required a substantial amount of cash from operations to service our debt. In addition to divesting selected assets (for example, we divested MIC Systems (including Mach), Tele2 AB shares, our operations in the Philippines and our operation in Colombia and Liberty Broadband Limited), we have undertaken a balance sheet restructuring plan. The restructuring plan included the following steps:

  •
  in May 2003, MIC issued $562 million principal amount of 11% Senior Notes and $64 million principal amount of 2% Senior Convertible PIK Notes in exchange for $776 million principal amount of 13.5% Senior Subordinated Notes;

  •
  on August 7, 2003, our subsidiary, Millicom Telecommunications SA, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into shares of Tele2 AB;

  •
  on August 15, 2003 and September 30, 2003, we repurchased in private transactions $57 million and redeemed $110 million, respectively, in aggregate principal amount of the 11% Senior Notes;

  •
  on November 7, 2003, MIC commenced a cash tender offer and consent solicitation relating to all of the $395,219,000 outstanding principal amount of the 11% Senior Notes, which expired on December 8, 2003; and

  •
  on November 24, 2003, MIC issued $550 million principal amount of 10% senior notes due 2013, which we refer to as the 10% Senior Notes, and issued a notice of redemption in respect of the total remaining outstanding amount of the 13.5% Senior Subordinated Notes. MIC used approximately $273 million of the proceeds of the 10% Senior Notes to acquire the outstanding amount of 11% Senior Notes tendered on or prior to December 8, 2003. MIC issued a notice of redemption with respect to the total remaining outstanding amount of 11% Senior Notes on December 5, 2003, with a redemption date of December 10, 2003. MIC used approximately $143.8 million of the proceeds from the 10% Senior Notes to redeem in full the remaining outstanding amount of 11% Senior Notes. MIC redeemed the 13.5% Senior Subordinated Notes in their entirety on December 29, 2003.

        Millicom's total consolidated indebtedness as of December 31, 2003 was $1,276,865,000 (including the embedded derivative on the 5% Mandatory Exchangeable Notes for an amount of $103,457,000) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $1,095,156,000. Of such indebtedness, $327,635,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and $103,457,000 to the embedded derivative on the 5% Mandatory Exchangeable Notes and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes. To date, our restructuring plan has enhanced our balance sheet and significantly improved our liquidity levels by reducing our debt service obligations.

Management Structure

        We operate in three major geographic regions of the world: Asia (MIC Asia); Latin America (MIC Latin America); and Africa (MIC Africa). We manage these regional operations through five cluster managers, each of whom typically is responsible for three to four countries and acts as company manager in the largest country in the region. Each cluster manager reports directly to MIC's chief operating officer. We believe this structure allows us to maintain a high degree of coordination, cooperation and cross sharing of information among the various cluster managers while providing a degree of regional responsibility that ensures quick and effective decision making.

        We operate primarily through joint ventures with prominent local business partners, over which we typically exercise management control. While the day-to-day management of our operations is the responsibility of the local management, which implements the decision of MIC's board of directors, the general manager and other key personnel of our operations are appointed by us or in co-operation with our partners. In addition, senior management of our operations also typically receive MIC stock options as part of their compensation and incentive packages.

Operational and Financial Control

        We actively manage our operations through:

  •
  recruitment and selection of local management, which is subject to the approval of MIC's board of directors;

  •
  development of business plans in conjunction with local management;

  •
  approval of all significant capital expenditures by MIC's board of directors;

  •
  development of the cellular telephone network design and expansion plan with local technical management;

  •
  standardized weekly and monthly reporting and review and an annual budgeting process; and

  •
  supervision and support by our internal auditors and marketing and administrative personnel.

        We seek to obtain controlling ownership in our operations. In most cases, where we hold less than a majority of the shares in an operation, we manage our operations through stockholders' agreements or similar arrangements, special rights with respect to board representation or special voting rights. Such provisions provide us with the means to approve or disapprove actions proposed by our partners. In some cases the stockholders' agreements contain buyout, arbitration or other procedures that can be invoked in the event of a fundamental disagreement among us and our partners.

License Acquisition

        In obtaining our licenses, we generally establish a venture with one or more prominent local business partners to apply for a cellular telephone license. We consider that the selection of the local partner, the technical and financial expertise that we provide to the license application and our successful track record as an international provider of cellular telephone services are the critical factors for a successful license bid. In most cases, the local partner is instrumental in obtaining the license and maintaining contact with the local telecommunications agency, post office (the "PTT"), or relevant government department or otherwise plays an important role in ensuring the success of the venture company. In some markets, after the award of the license, the local partner continues to take an active interest in the management of the venture.

        Licenses are normally sought through a competitive application process in which the license is awarded on the merits of the application. We have generally avoided cash auctions for cellular telephone licenses. In some cases, our ventures pay royalties on revenue or income to governments, and all of our cellular ventures pay interconnect fees to other telecommunications operators during the license period. Although the pursuit of cellular telephone licenses is usually highly competitive, our venture companies have been successful in obtaining licenses in preference to other ventures whose participants have often included major international telecommunications companies.

Sales, Marketing and Distribution

        We pursue low-cost, innovative and high-impact approaches to sales, marketing and distribution. In the majority of our markets, we typically are not involved in the distribution of handsets and typically do not provide handset subsidies for our prepaid subscribers. As a result, we have low overall subscriber acquisition costs. In addition, we are focused on strengthening our distribution footprint and expanding our mass market customer reach by distributing prepaid cards through mass market outlets such as local convenience stores, newspaper stands and street vendors. In some of our markets, we are also developing a number of non-traditional distribution channels such as freelance distributors, including students and housewives. We believe that our focus on branded prepaid services and non-traditional distribution channels will enable us to expand our market share and reduce our operating costs. We focus our advertising on cost-effective promotions.

Insurance

        The Company believes that it holds sufficient levels of insurance for the prudent operation of its business.

Operations and Investments

        Descriptions of the operations of each of the ventures and other related businesses are provided below. The description of our cellular operations has been divided into the following sub-sections:

  •
  MIC Asia, MIC's cellular operations in Asia, comprising Cambodia, Lao People's Democratic Republic, Pakistan, Sri Lanka and Vietnam.

  •
  MIC Latin America, MIC's cellular operations in Latin America, comprising Bolivia, El Salvador, Guatemala, Honduras and Paraguay.

  •
  MIC Africa, MIC's cellular operations in Africa, comprising Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

        We also have investments in high-speed cellular data services in Argentina, El Salvador, Paraguay, Peru and Cambodia.

        In the country descriptions of our ventures in "Business", we have indicated any instances where the operations of our ventures, or our relationships with our venture partners, are different from the description given under the captions above.

Cellular Operations

        The following table shows certain information for each of MIC's cellular operations as at December 31, 2003.

Market	Ownership	Method of consolidation(1)	Start-Up Date	Technology(2)	Estimated Population of Area under License(3)	Cellular Penetration as of December 31, 2003(4)	Number of Subscribers as of December 31, 2003		Estimated Market Position at December 31, 2003(4)
	(percent)				(millions)	(percent)	000's
MIC Asia
Cambodia	58.4%	JV	1997	GSM	13.2	4.7	431.9		1 of 4
Lao People's Democratic Republic	78.0%	S	2003	GSM	6.0	2.4	17.4		2 of 4
Pakistan—Pakcom	61.3%	S	1990	TDMA/AMPS	—	—	491.0		2 of 3	(5)
Pakistan—Paktel	98.9%	S	1990	GSM/TDMA/AMPS	152.2	2.2	333.2		2 of 3	(5)
Sri Lanka	99.9%	S	1989	GSM/TACS	19.8	6.9	368.1		2 of 4
Vietnam(6)	80.0%	S	1995	GSM	82.8	3.3	1035.6		2 of 4
MIC Latin America
Bolivia	100.0%	S	1991	TDMA/AMPS	8.7	14.3	334.3		2 of 4
El Salvador(7)	70.0%	S	1993	TDMA/AMPS	6.5	16.0	465.1		1 of 4
Guatemala	55.0%	JV	1990	TDMA/AMPS	13.8	13.5	596.1		2 of 4
Honduras	50.0%	JV	1996	CDMA/AMPS	6.8	5.2	351.3		1 of 2
Paraguay	96.0%	S	1992	TDMA/AMPS	6.1	21.5	605.0		1 of 4
MIC Africa
Ghana	100.0%	S	1992	GSM/TACS	20.8	3.8	117.8		2 of 4
Mauritius	50.0%	JV	1989	GSM	1.2	38.1	136.6		2 of 2
Senegal	75.0%	S	1999	GSM	11.0	7.1	206.5		2 of 2
Sierra Leone	70.0%	S	2001	GSM	5.9	1.6	31.7		2 of 2
Tanzania(9)	59.4%	JV	1994	GSM/TACS	38.6	2.8	168.9		2 of 3

Grand Total					393.4		5,690.5	(8)

(1)
JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting which combines our assets, liabilities, income and expenses with our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest.

  S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

  MIC determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence it has over the day-to-day operations of the above ventures.

(2)
"AMPS", Advanced Mobile Phone System, is the analogue standard developed for and used in North America and is used widely throughout the world. "TACS", Total Access Communications System, was initially the standard for the United Kingdom and is now used primarily in other Commonwealth countries. "GSM", Global System for Mobile Communications, is the digital standard developed for Europe. "TDMA", Time Division Multiple Access, is the system most widely used in North and South America.

(3)
Source: U.S. Central Intelligence Agency's "The World Factbook" for 2003.

(4)
Based on number of subscribers. Source: EMC, an independent cellular market research firm.

(5)
Represents combined market position of Pakcom and Paktel.

(6)
Comvik International (Vietnam) AB ("CIV"), our 80% owned subsidiary, and Vietnam Mobile Services Co have entered into a business cooperation contract to operate a national cellular GSM system in Vietnam ("Mobifone"). This agreement, which has a ten-year term from July 1, 1995, currently provides that CIV will be entitled to receive 50% of Mobifone's net revenues through June 2005. Proportional subscribers for our operation in Vietnam are computed based on 50% of our 80% owned subsidiary, CIV, or 40% of Mobifone's total subscribers. See "—MIC Asia—Vietnam".

(7)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and are deemed to have a 100% economic ownership in our operation in El Salvador, while MIC's legal ownership interest remains at 70% until the final settlement date of the acquisition price. Accordingly, we account for our operation in El Salvador as a 100% owned subsidiary since September 15, 2003. See "Operating and Financial Review and Prospects—Results of Operations".

(8)
Proportional subscribers at December 31, 2003 were 4,025,577.

(9)
On February 5, 2004 MIC acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, MIC consolidates Millicom Tanzania Ltd as a subsidiary.

        The following table presents, at the dates and for the periods indicated, selected operating data for each of MIC's cellular operations.

	As at December 31,
				Prepaid Subscribers as Percentage of Total Subscribers
	Total Subscribers
Market
	2003	2002	2001	2003	2002	2001
MIC Asia
Cambodia	431,911	325,264	199,916	99%	99%	94%
Lao People's Democratic Republic	17,374	—	—	100%	—	—
Pakistan—Pakcom	491,011	344,702	242,608	97%	95%	92%
Pakistan—Paktel	333,169	218,536	152,928	93%	85%	66%
Sri Lanka	368,102	266,372	172,712	97%	94%	86%
Vietnam(1)	1,035,582	686,663	499,394	73%	72%	73%

Subtotal	2,677,149	1,841,537	1,267,558	88%	86%	81%
MIC Latin America
Bolivia	334,319	410,887	348,683	93%	94%	90%
El Salvador(2)	465,150	n/a	n/a	70%	n/a	n/a
Guatemala	596,078	467,620	358,281	84%	74%	64%
Honduras	351,285	326,508	237,629	83%	79%	69%
Paraguay	605,057	550,109	564,512	89%	89%	81%

Subtotal	2,351,889	1,755,124	1,509,105	87%	85%	77%
MIC Africa
Ghana	117,816	52,060	35,706	99%	97%	94%
Mauritius	136,620	97,137	88,416	89%	86%	84%
Senegal	206,506	97,804	87,143	100%	100%	100%
Sierra Leone	31,699	13,411	7,100	100%	100%	100%
Tanzania(3)	168,863	145,838	134,578	100%	96%	98%

Subtotal	661,504	406,250	352,943	97%	95%	94%

Total	5,690,542	4,002,911	3,129,606	87%	86%	81%

(1)
Comvik International (Vietnam) AB ("CIV"), our 80% owned subsidiary, together with Kinnevik (MIC's controlling shareholder) and Vietnam Mobile Services Co. have entered into a business cooperation contract to operate a national cellular GSM system in Vietnam ("Mobifone"). This agreement, which has a 10-year term from July 1, 1995, currently provides that CIV will be entitled to receive 50% of Mobifone's net revenues through June 2005. See "MIC Asia—Vietnam".

(2)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and, due to the irrevocable commitment of our local partners to sell their shares, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. See "Operating and Financial Review and Prospects—Results of Operations".

(3)
On February 5, 2004 MIC acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, MIC fully consolidates Millicom Tanzania Ltd as a subsidiary.

        The following table presents, for the periods indicated, revenues for each of MIC's cellular operations. These figures do not include MIC's non-cellular operations.

		Revenues
Market	Method of consolidation(1)
		2003	2002	2001
		in thousands of U.S. dollars
MIC Asia
Cambodia	JV	40,617	33,203	31,409
Lao People's Democratic Republic	S	1,093	—	—
Pakistan—Pakcom	S	50,751	37,796	31,500
Pakistan—Paktel	S	33,135	27,615	29,547
Sri Lanka	S	21,716	17,722	15,270
Vietnam(2)	S	129,936	102,457	81,063

Subtotal		277,248	218,793	188,789
MIC Latin America
Bolivia	S	38,358	37,405	43,811
El Salvador(3)	S	39,052	n/a	17,311
Guatemala	JV	78,485	67,731	63,191
Honduras	JV	47,858	48,172	44,546
Paraguay	S	60,985	73,740	100,573

Subtotal		264,738	227,048	269,432
MIC Africa
Ghana	S	16,803	10,106	9,213
Mauritius	JV	12,002	9,931	7,891
Senegal	S	25,963	15,142	10,772
Sierra Leone	S	6,972	4,084	1,577
Tanzania(4)	JV	23,118	22,748	23,761

Subtotal		84,858	62,011	53,214

Total		626,844	507,852	511,435

(1)
JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting which combines our assets, liabilities, income and expenses with our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest.

  S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

  MIC determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence it has over the day-to-day operations of the above ventures.

(2)
Comvik International (Vietnam) AB ("CIV"), our 80% owned subsidiary, together with Kinnevik (MIC's controlling shareholder) and Vietnam Mobile Services Co. have entered into a business cooperation contract to operate a national cellular GSM system in Vietnam ("Mobifone"). This agreement, which has a 10-year term from July 1, 1995, currently provides that CIV will be entitled to receive 50% of Mobifone's net revenues through June 2005. See "MIC Asia—Vietnam".

(3)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and, due to the irrevocable commitment of our local partners to sell their shares, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. See "Operating and Financial Review and Prospects—Results of Operations".

(4)
On February 5, 2004 MIC acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, MIC consolidates Millicom Tanzania Ltd as a subsidiary.

MIC ASIA

Background

        MIC Asia comprises our Asian cellular telephone operations with interests in six cellular operations in five markets: Vietnam, Pakistan (two operations), Cambodia, Sri Lanka and Lao People's Democratic Republic. MIC Asia also operates an international gateway and a high-speed data business in Cambodia. MIC Asia's license areas cover approximately 274 million people as of December 31, 2003.

Vietnam

        Vietnam is a developing country that has had to recover from times of war, the loss of financial support from the former Soviet Bloc, and the rigidities of a centrally planned economy. Substantial progress was achieved from 1986 to 1996—growth averaged around 9% per year from 1993 to 1997. The 1997 Asian financial crisis highlighted the problems in the Vietnamese economy and reaffirmed the government's belief that shifting to a market-oriented economy would be undesirable. GDP growth of 8.5% in 1997 fell to 6% in 1998 and 5% in 1999. Growth then rose to 6% to 7% in 2000–02 even against the background of global recession. These numbers mask some major difficulties in economic performance. Many domestic industries have reported large stockpiles of inventory and tough competition from more efficient foreign producers. Meanwhile, Vietnamese authorities have moved to implement the structural reforms needed to modernize the economy and to produce more competitive, export-driven industries.

        We currently have an 80% equity interest in Comvik International (Vietnam) AB ("CIV"), which has entered into a business cooperation contract ("BCC") to operate a nationwide cellular GSM network in Vietnam known as Mobifone. The remaining 20% interest in CIV is held by our private business partner, Mr. M.A. Zaman. Service commenced in July 1995 and covers all provinces, including the important cities of Hanoi, Ho Chi Minh City and Da Nang. Mobifone operates a digital network based upon the GSM standard. As of December 31, 2003, Mobifone's network consisted of 672 cell sites covering approximately 29.4% of the population.

        CIV, together with MIC's controlling shareholder Kinnevik and Vietnam Mobile Services Co. ("VMS"), a government owned company, entered into the BCC in 1994. In May 1995, the Vietnamese State Committee gave final approval for this agreement, and a license to provide cellular service throughout the entire country was issued to VMS.

        The BCC has a 10-year term from July 1, 1995. The BCC provides for revenue sharing between CIV and VMS and sets forth certain obligations of the parties, including CIV's obligations to make certain investments in network infrastructure and to provide training and other services to Mobifone. The BCC provides for negotiation for extension commencing after eight years. We have proposed extending the BCC for a ten-year period. Although management currently expects the BCC to be extended, there can be no assurance that it will be extended on equivalent or satisfactory terms, or at all.

        The BCC originally provided that CIV would be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the BCC received an amended investment license which increased CIV's contribution to the BCC and provided for a 50:50 revenue sharing arrangement until June 2005. CIV initially contracted to invest $128 million in the venture, and the full amount of this commitment was met as of December 31, 2003. In connection with the amendments to the BCC in 2000, 2002 and 2003, CIV committed to invest an additional minimum amount of $75 million, of which approximately $46.6 million was disbursed as of December 31, 2003. As a result of these amendments, CIV's minimum agreed contribution to the venture over the term of the license to June 2005 amounts to $203 million.

        Under the terms of the BCC, MIC does not exercise management control over Mobifone. Certain management decisions, such as the decision to make certain capital expenditures and other business policy decisions, are made by an advisory committee comprised of eight members (four of which are appointed by CIV and four of which are appointed by VMS). Although the advisory committee has in the past made decisions based on our recommendations, we cannot assure you that the advisory committee will make decisions based on our recommendations in the future or that it will act in a manner consistent with our interests. In addition, CIV and VMS must agree in writing to amend the BCC, sell all or substantially all of the business assets or terminate any business license. If a dispute occurs between us and VMS and we are unable to resolve it satisfactorily, our results of operations and financial condition would be adversely affected.

        Upon expiration of the BCC at the end of June 2005, legal title to all equipment will be transferred to VMS at the depreciated book value of those assets on such date, which will equal $1. If the revenue sharing agreement is not extended or CIV is unable to maintain its operations in Vietnam through another agreement, its telecommunications services would cease on June 30, 2005. In such event, CIV would no longer generate any revenues from cellular operations in Vietnam. CIV's revenues for the year ended December 31, 2003 were $129,936,000 (20% of Millicom's total revenues) and operating profit was $51,292,000 (32% of Millicom's total operating profits). At present, all equipment recorded in CIV's financial statements will be fully amortized by July 1, 2005, at which date legal title to all equipment will be transferred to VMS at a price of $1.

        Vietnam is a highly regulated market. The Vietnamese Ministry of Posts and Telematics ("MPT"), which regulates telecommunications services in Vietnam, has recently issued a telecommunications ordinance outlining its regulatory policy. The MPT has introduced the concept of "significant market power" (i.e., greater than 30% market share) and is expected to adopt regulations which favor competition, including the regulation of end-user tariffs for operators with "significant market power" such as Mobifone. These regulations could have a negative effect on our results of operations. In addition, the MPT has recently adopted new interconnection rates which lowered rates for calls terminating in fixed and mobile networks as from July 1, 2003. Although the reduction in rates has adversely impacted Mobifone's revenues, it has resulted in a corresponding decrease in costs and Mobifone's gross margins have improved since their adoption. Vietnam has a calling party pays system.

        Mobifone currently has three competitors in the cellular telephony market in Vietnam: the most important one being VinaPhone, which launched GSM services in June 1996 and is wholly owned by the government. According to EMC, as of December 31, 2003, Mobifone had the number two market position behind VinaPhone. We anticipate increased competition as the number of GSM and CDMA nationwide operators is likely to grow, which is expected to spur further market growth. We currently attempt to differentiate ourselves from our competitors in the areas of marketing and distribution. The telecom regulator, MPT, has recently issued a new CDMA 800MHz GSM license and a CDMA 450 limited wireless local loop license. Currently there is no expectation that MPT will issue further licenses. MPT is also expected to issue new regulations governing mergers and acquisitions among operators emerging as dominant players over the coming years.

Pakistan

        Pakistan suffers from internal political disputes, low levels of foreign investment, and a costly, ongoing confrontation with neighboring India. Pakistan's economic prospects, although still marred by poor human development indicators, continued to improve in 2002 following unprecedented inflows of foreign assistance beginning in 2001. Foreign exchange reserves have grown to record levels, supported largely by fast growth in recorded worker remittances. Trade levels rebounded after a sharp decline in late 2001. The government has made significant inroads in macroeconomic reform since 2000, but progress is beginning to slow. Although it is in the second year of its $1.3 billion IMF Poverty Reduction and Growth Facility, the government continues to require waivers for politically difficult reforms. Long-term prospects remain uncertain as development spending remains low, regional tensions remain high, and political tensions weaken Pakistan's commitment to lender-recommended economic reforms. GDP growth will continue to hinge on crop performance; dependence on foreign oil leaves the import bill vulnerable to fluctuating oil prices; and efforts to open and modernize the economy remain uneven.

        Pakistan is our largest market in terms of population. We have two distinct cellular operations in Pakistan, Pakcom Limited ("Pakcom") which we formed in 1990, and Paktel Limited ("Paktel"), which we acquired in November 2000. We manage these operations separately, addressing different market segments with different brands. We have consolidated our support and infrastructure functions to take advantage of available synergies. Following Paktel's receipt of a GSM license and the allocation of the necessary frequency, in the near term, growth is expected in our cellular operation in Paktel.

  Pakistan—Pakcom

        We have a 61.3% equity interest in Pakcom. MIC's partners in Pakcom are Grand Canyon Corporation, Arfeen International and members of the Arfeen family, which together own 38.7% of the equity.

        In early 1990, Pakcom was granted a license to operate a cellular telephone network throughout Pakistan. In 1999, Pakcom received regulatory approval to operate digital services under its existing license. Pakcom's license expires in April 2005 and is renewable thereafter. In April 2004, the government issued two new 15 year licenses with frequencies of 13.6 MHZ to two new entrants, Telenor and Space Telecom, by public auction for $291 million each. Pakcom has obtained a letter from the Pakistan Telecommunications Authority ("PTA") stating its intention to renew Pakcom's licenses subject to certain conditions, including the payment of renewal fees and the application to the renewed license of the same terms and conditions that apply to new licenses issued through open bids, including the dates of issuance and expiry of the license. Because renewal fees are based on frequency allocation, MIC estimates that it will be required to pay a maximum of $214 million as part of the renewal process. The payment terms of the renewal fees are currently under negotiation. Pakcom currently pays a royalty to the Pakistan Telecommunications Authority at the rate of 1.5% of gross sales revenues (net of leased circuit and public switched telephone network charges paid to Pakistan Telecommunications Company Limited ("PTCL")), which is payable quarterly in arrears.

        Pakcom launched commercial service, providing analog services, in December 1990. Pakcom implemented the digitalization of its cellular network and launched TDMA services in Karachi in October 2000. As of December 31, 2003, Pakcom's network consisted of 198 cell sites, covering approximately 45% of the population.

        In December 2000, the government of Pakistan implemented calling party pays. End-user tariffs in Pakistan are subject to price caps set by the Pakistan Telecommunications Authority.

        Pakcom and Paktel currently have two other competitors in the cellular telephony market in Pakistan: Pakistan Mobile Communications (Private) Limited ("PMCL"); and Pakistan Telecommunications Mobile Limited ("PTML"), a subsidiary of PTCL. PMCL and PTML each operate a GSM network. According to EMC, as of December 31, 2003, Pakcom and Paktel had a combined number two market position behind PMCL. We presently compete in this market primarily on the basis of network coverage and pricing. Although the local regulator, PTCL, has taken steps over the course of the last 9 years to become privatized, it is uncertain when the privatization will be completed and whether it will result in a division of the PTCL between mobile and fixed line. Such privatization could impact interconnect pricing and cross-subsidization. Recent government policy initiatives on deregulation and mobile telephony are expected to result in further market liberalization.

        In 2000, Pakcom was granted the frequencies required to launch high-speed cellular data services. Pakcom has entered into an agreement on an arm's length basis with Telecard, an affiliate of one of Pakcom's individual shareholders, to allow Telecard to operate a mobile virtual network using these frequencies.

  Pakistan—Paktel

        We have a 98.9% equity interest in Paktel, which we acquired in November 2000.

        Paktel was granted a license in early 1990 to operate a cellular telephone network throughout Pakistan. In October 2002, Paktel was granted a modification to its license, allowing it to operate a GSM network. The Frequency Allocation Board has awarded Paktel the necessary frequency.

        Under the terms of the modification to its license, Paktel is required to submit to the Pakistan Telecommunications Authority a roll-out plan, subject to commercial and economic viability, for investment amounting to $150 million over a period of three years. Following the award of the necessary frequency in September 2003, Paktel expects to submit shortly a roll-out plan in accordance with those terms.

        Paktel's license expires in April 2005 and is renewable thereafter. In April 2004, the government issued two new 15 year licenses with frequencies of 13.6 MHZ to two new entrants, Telenor and Space Telecom, by public auction for $291 million each. Paktel has obtained a letter from the Pakistan Telecommunications Authority ("PTA") stating its intention to renew Paktel's licenses subject to certain conditions, including the payment of renewal fees and the application to the renewed license of the same terms and conditions that apply to new licenses issued through open bids, including the dates of issuance and expiry of the license. Because renewal fees are based on frequency allocation, MIC estimates that it will be required to pay a maximum of $214 million as part of the renewal process. The payment terms of the renewal fees are currently under negotiation. Pakcom currently pays a royalty to the Pakistan Telecommunications Authority at the rate of 1.5% of gross sales revenues (net of leased circuit and public switched telephone network charges paid to Pakistan Telecommunications Company Limited ("PTCL")), which is payable quarterly in arrears.

        Paktel launched commercial service in 1990. In April 2001, Paktel commenced offering prepaid services under the brand name Tango. As of December 31, 2003, Paktel's network consisted of 85 cell sites, covering approximately 45% of the population. Paktel expects to build out a GSM network and to introduce GSM services in the first half of 2004.

Cambodia

        Cambodia's economy slowed dramatically in 1997–1998 due to the regional economic crisis, civil violence, and political infighting. Foreign investment and tourism fell off. In 1999, the first full year of peace in 30 years, progress was made on economic reforms and growth resumed at 5.0%. Despite severe flooding, GDP grew at 5.0% in 2000, 6.3% in 2001, and 5.2% in 2002. Tourism was Cambodia's fastest growing industry, with arrivals up 34% in 2000 and up another 40% in 2001 before the September 11, 2001 terrorist attacks in the US. Even given these growth figures, the long-term development of the economy after decades of war remains a challenge. The population lacks education and productive skills, particularly in the rural areas, which suffer from an undeveloped infrastructure. Fear of renewed political instability and corruption within the government discourage foreign investment and delay foreign aid. The government is addressing these issues with assistance from bilateral and multilateral donors.

        We have a 58.4% equity interest in CamGSM Company Limited ("CamGSM"). The remaining 41.6% of CamGSM is owned by a Cambodian company, Royal Group of Companies Ltd ("RGC") (38.5%) and a private business partner, Mr. M.A. Zaman (3.1%). MIC and RGC entered into a joint agreement in November 1997 to operate a GSM mobile cellular telephony network throughout Cambodia. Pursuant to this agreement, MIC and RGC appoint four and three directors, respectively, and one director as Chairman and Vice-Chairman, respectively, of CamGSM. The board decides major issues such as approving the annual business plan, approving any distribution of profits, the employment of senior officers, and termination and liquidation of CamGSM, subject to shareholder approval. RGC is responsible for the provision of business facilities and assisting the joint venture in obtaining government licenses and approvals. MIC is entitled to a 62.3% profit distribution with 34.4% to RGC and 3.3% to Mr. M.A. Zaman, respectively. Because the shareholders' meeting requires minority shareholder participation, and because the board meeting requires the participation of the board representative of the minority shareholder, the minority shareholder can effectively block the vote at both the shareholders' and board meetings by not participating in the meeting. MIC therefore accounts for this operation as a joint venture.

        On April 20, 1996, CamGSM was awarded a 25-year license to operate a nationwide GSM cellular network, the first such license granted in that country. The annual license fee payable to the Ministry of Posts and Telecommunications of Cambodia ("MPTC") for the years 1999 to 2001 was 10% of gross revenue, net of interconnection and certain other charges. This fee increased to 15% from 2002 onwards.

        The operation commenced commercial service in Phnom Penh in March 1997, and coverage has been expanded significantly to cover five regional capitals as well as all provinces and major towns. We are the only operator with coverage in all provinces and major towns.

        CamGSM's network is based upon the GSM standard. As of December 31, 2003, CamGSM's network consisted of 135 cell sites covering approximately 19.4% of the population.

        Cambodia has a calling party pays system.

        CamGSM currently has two principal competitors in the cellular telephony market in Cambodia, each of which operates a GSM network: Shinawatra; and CaSaCom, a joint venture between Samart and Telecom Malaysia. According to EMC, as of December 31, 2003, CamGSM had the number one market position. Coverage in the provinces and major towns is a principal area of competition relative to other market participants. MPTC currently functions as both a regulator and operator in Cambodia, and there have been recent efforts to revise the Law on Telecommunications to provide for a separate and independent regulatory body.

        In addition to our cellular telephony operation, since November 2000, we also operate an international gateway in Cambodia, under the name Royal Telecam International Limited ("Telecam"), facilitating both incoming and outgoing international traffic. The license is for 25 years from November 2000, subject to renewal for an additional five-year period. MIC owns 57% of Telecam with the remaining 43% owned by a Cambodian company and a private business partner. The license fee is 51% of gross revenues, net of interconnection and accounting/settlement rates. Telecam's joint venture arrangements are similar to those of CamGSM. MIC accounts for its operations in Cambodia as a joint venture.

        Since January 2001, we have also provided cellular broadband services in certain cities in Cambodia and, through a joint venture with the Cambodian Ministry of Information, broadcast-to-air UHF television services.

Sri Lanka

        In 1977, Sri Lanka abandoned statist economic policies and its import substitution trade policy for market-oriented policies and export-oriented trade. Sri Lanka's most dynamic sectors now are food processing, textiles and apparel, food and beverages, telecommunications, and insurance and banking. By 1996 plantation crops made up only 20% of exports (compared with 93% in 1970), while textiles and garments accounted for 63%. GDP grew at an average annual rate of 5.5% in the early 1990s until a drought and a deteriorating security situation lowered growth to 3.8% in 1996. The economy rebounded in 1997–2000 with average growth of 5.3%, but 2001 saw the first contraction in the country's history, (1.4%), due to a combination of power shortages, severe budgetary problems, the global slowdown, and continuing civil strife. Growth recovered to 3.2% in 2002. About 800,000 Sri Lankans work abroad, 90% in the Middle East. They send home about $1 billion a year.

        Tensions between the Sinhalese majority and Tamil separatists erupted in violence in the mid-1980s, and the ethnic war continues to fester. After two decades of fighting, the government and Liberation Tigers of Tamil Eelam began a ceasefire in December 2001, with Norway brokering peace negotiations, and a joint accord was entered into in 2002.

        We have a 99.99% equity interest in Celltel Lanka (Private) Limited ("Celltel"). The remaining equity interest in Celltel is held by four local individuals.

        Celltel has a license to operate a cellular telephone network, which expires in 2008, covering the entire country. This license was a renewal of Celltel's initial license that was granted in 1988 and expired in 1995. An annual license fee is payable to the Telecommunications Regulatory Commission of Sri Lanka ("TRCSL").

        Celltel operates an analog network and a digital network and in 2000 launched GSM services. The present network covers almost all the major towns in Sri Lanka, including the Greater Colombo area, Kandy, Galle, Kurunegala and Nuwara Eliya. As of December 31, 2003, Celltel's network consisted of 131 cell sites, covering approximately 46% of the population.

        Sri Lanka currently has a mobile party pays system and is expected to adopt a calling party pays system in mid 2004.

        Celltel currently has three competitors in the cellular telephony market in Sri Lanka: Dialog-MTN Networks, which operates a GSM network and in which Telekom Malaysia is a shareholder; Mobitel, which operates an AMPS and GSM network and in which Sri Lanka Telecom, the national fixed line operator is a shareholder; and Lanka Cellular, which operates both an analog and a GSM network and in which Hutchison Whampoa is a shareholder. According to EMC as of December 31, 2003, Celltel had the number two market position behind Dialog-MTN Networks. We compete with other operators primarily on the basis of branding and distribution. The introduction of calling party pays is expected to boost market growth, although it is uncertain when this will occur given the recent change in government.

        Pursuant to arrangements with the Board of Investment, Celltel has had a tax-free holiday since 1998, during which period it has been exempt from corporate tax. Under the present arrangement, Celltel's tax-free holiday expires in 2008. Celltel has the option of applying for a further five-year extension of the tax-free holiday.

        In addition to our cellular telephony operation, since early 2003, we have also operated an international gateway in Sri Lanka, facilitating both incoming and outgoing international traffic. The license is for 10 years from 2003.

Lao People's Democratic Republic

        The government of Laos, one of the few remaining official Communist states, began decentralizing control and encouraging private enterprise in 1986. As a result, growth averaged 7% in 1988–2001 except during the period of the Asian financial crisis beginning in 1997. Despite this high growth rate, Laos remains a country with an undeveloped infrastructure; it has no railroads, a rudimentary road system, and limited external and internal telecommunications. Electricity is available in only a few urban areas. Subsistence agriculture accounts for half of GDP and provides 80% of total employment.

The economy will continue to benefit from aid from the IMF and other international sources and from new foreign investment in food processing and mining.

        We have a 78% equity interest in our most recent start-up, Millicom Lao Co. Ltd. ("Millicom Lao"), a joint venture to provide cellular telephone service in Lao People's Democratic Republic ("Laos"). The Laotian Ministry of Communications, Posts, Transports and Construction ("MCPTC") owns the remaining 22%.

        In January 2002, we were awarded a 20-year license to operate in Laos. The annual license fee is $100,000 per year plus 2% of net airtime revenues. The joint venture commenced operations in April 2003 and offers only prepaid services.

        Millicom Lao operates a digital network based upon the GSM standard, with coverage in three major cities, including the capital city. Millicom Lao is currently in the process of rolling out its network to other main urban centers. As of December 31, 2003, the Millicom Lao's network consisted of 21 cell sites covering approximately 6.7% of the population.

        Laos has a calling party pays system.

        We compete with three other GSM operators in Laos: Laos Telecommunications Company, a joint venture between Shinawatra and the government of Laos; and ETL, which is wholly owned by the government of Laos. In addition, a virtual mobile network operator, LAT, offers services using ETL's network. According to EMC, as of December 31, 2003, our Laos joint venture had the number two market position behind Laos Telecommunications Company. We expect to continue expanding out network coverage in line with our competitors. The local regulator, MCPTC, functions as both regulator and operator.

MIC LATIN AMERICA

Background

        MIC Latin America consists of MIC's cellular operations in Guatemala, Honduras, El Salvador, Bolivia and Paraguay. MIC Latin America's licenses cover approximately 40.6 million people as of December 31, 2003.

Guatemala

        During the second half of the 20th century, Guatemala experienced a variety of military and civilian governments as well as a 36-year guerrilla war. In 1996, the government signed a peace agreement formally ending the conflict, which had led to the death of more than 100,000 people and had created some 1 million refugees. The agricultural sector accounts for about one-fourth of GDP, two-thirds of exports, and half of the labor force. Coffee, sugar, and bananas are the main products. Former President Arzu (1996–2000) worked to implement a program of economic liberalization and political modernization, which President Portillo has largely continued. The 1996 signing of the peace accords, which ended the civil war, removed a major obstacle to foreign investment, but the corruption associated with the Portillo administration has dampened investor confidence. The distribution of income remains unequal, with approximately 75% of the population below the poverty line. Ongoing challenges include increasing government revenues, negotiating further assistance from international donors, upgrading both government and private financial operations, and narrowing the trade deficit.

        We have a 55% equity interest in Comunicaciones Celulares S.A. ("Comcel Guatemala"). Comcel Guatemala's other stockholders are Miffin Associates Corp., owning 35%, and Arkade International Inc., owning 10%. The board of directors contains five member positions, of which three are appointed by MIC. A unanimous vote of the board is required for certain substantial operating decisions, including any significant changes in the budget, the appointment of the general manager and other senior officers and the determination of officers' salaries. A quorum for the shareholders' meeting consists of 85% of the voting shares, and the majority of resolutions require an 80% majority. MIC does not have a controlling interest in Comcel Guatemala, as a number of operating decisions require the vote of the minority shareholders. Therefore, MIC accounts for its operation in Guatemala as a joint venture.

        From January 1990, Comcel Guatemala had a concession to operate a cellular telephone network, and in March 2003 it purchased a license for a period of 15 years ending 2018, which is renewable thereafter. Comcel Guatemala also has a license to offer international long-distance services, ISP and local services.

        Comcel Guatemala launched commercial service in October 1990. The cellular telephone network currently covers most of the country. Comcel Guatemala operates both an analog network and a digital network, which is based on the TDMA standard. As of December 31, 2003, Comcel Guatemala's network consisted of 264 cell sites. Comcel Guatemala plans to migrate to GSM in 2004.

        Guatemala has a calling party pays system. Comcel Guatemala has entered into interconnection arrangements with Telgua, the former PTT, and with 18 other local and international operators. The interconnection charges are subject to adjustment by mutual agreement between the parties.

        Comcel Guatemala currently has three competitors in the cellular telephony market in Guatemala: Sercom, which operates a GSM and a CDMA network and is controlled by América Movil; Consultora de Inversiones BSC Comunicaciones y Cia, which operates a digital network based on the CDMA standard and in which BellSouth is a shareholder; and Telefónica Centroamérica Guatemala, which operates a digital network based on the CDMA standard and is wholly owned by Telefónica Móviles. During the first quarter of 2003, two new licenses were granted to potential entrants, including a license to operate a network in the GSM 900 Mhz frequency band. The licenses allow the purchaser to provide cellular services nationwide. Neither of the operators who were recently awarded licenses have commenced operations. According to EMC, as of December 31, 2003, Comcel Guatemala had the number two market position behind Sercom. Our principal areas of competition in this market are in the areas of marketing and distribution. Guatemala has a liberalized telecommunications market. Regulation by the PTT of access charges and interconnect prices are in place.

Honduras

        After two and one-half decades of mostly military rule, a freely elected civilian government came to power in 1982. During the 1980s, Honduras was a haven for anti-Sandinista contras fighting the Marxist Nicaraguan Government and an ally to Salvadoran Government forces fighting against leftist guerrillas. The country was devastated by Hurricane Mitch in 1998, which killed about 5,600 people and caused almost $1 billion in damage. Honduras anticipates expanded trade privileges, such as a suspension in import tariffs for certain goods manufactured in Honduras, under the Enhanced Caribbean Basin Initiative and debt relief under the Heavily Indebted Poor Countries initiative. While the country has met most of its macroeconomic targets, it failed to meet the IMF's goals to liberalize its energy and telecommunications sectors. Growth remains dependent on the status of the US economy, its major trading partner, on commodity prices, particularly coffee, and on reduction of the high crime rate.

        Pursuant to a shareholders' agreement, we have a 50% economic interest in Telefónica Celular S.A. ("Celtel"). The other shareholders are Motorola Inc. ("Motorola") and Proempres Panama S.A. ("Proempres"). On January 23, 1995, Millicom, Motorola and Proempres entered into a shareholders agreement to provide a cellular-radio-telephone system in Honduras. Pursuant to this agreement, Millicom holds directly 25% of the shares in Celtel and another shareholder holds 25% on Millicom's behalf, with any risks and benefits deriving therefrom, as described below, accruing to Millicom. Pursuant to the agreement, Millicom holds two of the four positions on the board of directors of Celtel while Motorola and Proempres each hold one. The president of the board of directors, who does not hold special voting rights, is appointed by rotation with Millicom exercising two appointments in turn and the other shareholders exercising one each. Each board member receives one vote. The board is responsible for establishing financial and business objectives, approving Celtel's annual long-term business plan and budget, approving significant or long-term contracts, including any significant indebtedness and the granting of security interests in the assets of Celtel, approving material transactions or agreements between Celtel and any of its officers, directors or the general manager, and offering, redeeming or canceling shares. Although a majority vote is necessary to pass shareholder decisions, the minority shareholders have substantive participation rights, including the right to appoint the president of the board in turn and to vote on certain operating and capital decisions as described above. Millicom therefore accounts for its operation in Honduras as a joint venture.

        In 1996 Celtel was awarded a 10-year cellular license for the Republic of Honduras. Celtel paid a license fee of $5.1 million to the Honduran government for the license. The license has since been extended until 2021, subject to the payment of a fee in 2006, which we expect will be nominal. MIC cannot guarantee that this fee will be on terms acceptable to us.

        The operation commenced commercial service in September 1996. Celtel operates both an analog network and a digital network, which is based on the CDMA standard. As of December 31, 2003, Celtel's network consisted of 93 cell sites, covering approximately 49.2% of the population. Celtel intends to migrate to GSM in 2004.

        Honduras has a calling party pays system.

        Megatel, majority owned by a local Honduras investor launched a GSM network in October 2003 in urban areas. In addition, a third operator may enter the market in early 2006, following the award of a license by the Honduran government. We consider our distribution network to be a primary source of competition in relation to our competitors. The international access monopoly in Honduras continues to date, and regulation of access charges and interconnect rates by the National Telecoms Regulator are in place.

El Salvador

        A 12-year civil war, which cost about 75,000 lives, was brought to a close in 1992 when the government and leftist rebels signed a treaty that provided for military and political reforms. In recent years, this Central American economy has been suffering from a weak tax collection system, factory closings, the aftermaths of Hurricane Mitch of 1998 and the devastating earthquakes of early 2001, and weak world coffee prices. On the other hand, inflation has fallen to single digit levels, and total exports have grown substantially. The trade deficit has been offset by annual remittances of almost $2 billion from Salvadorans living abroad and by external aid. The US dollar is now the legal tender. Because competitor countries have fluctuating exchange rates, El Salvador faces the challenge of raising productivity and lowering costs.

        On September 15, 2003, MIC's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price is guaranteed by MIC. During this period Telemóvil has an ownership interest in 30% of its own shares, while the record title remains with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, MIC regained control and began consolidating Telemóvil at 100% since September 15, 2003. The legal ownership interest of MIC remains at 70% until the final settlement date. Telemóvil's license contract was signed in September 1991 for a 15-year period. The license is automatically renewable for successive five-year periods after the initial 15-year period in the absence of default by Telemóvil under the license conditions.

        Telemóvil currently operates a digital network based on the TDMA standard. As of December 31, 2003, Telemóvil's network consisted of 169 cell sites covering approximately 90% of the population. We intend to migrate to the GSM standard in 2004.

        El Salvador has a calling party pays system.

        Telemóvil currently has three competitors in the cellular telephony market in El Salvador: Telefónica Móviles El Salvador, which operates a digital network based on the CDMA standard and is controlled by Telefónica Móviles; CTE Telecom Personal, which operates a GSM network and in which America Movil recently acquired a majority stake; and Digicel which operates a GSM network. In addition, another license has been granted to a potential entrant. According to EMC, as of December 31, 2003, Telemóvil had the number one market position. We believe that GSM migration will allow us to compete effectively with other operators. El Salvador has a fairly liberalized telecommunications market. Regulation of access charges and interconnect prices by the National Telecoms Regulator are in place. Access charges are negotiated among operators.

Bolivia

        Bolivia made considerable progress in the 1990s toward the development of a market-oriented economy. Successes under President Sanchez de Lozada (1993-97) included the signing of a free trade agreement with Mexico and becoming an associate member of the Southern Cone Common Market, as well as the privatization of the state airline, telephone company, railroad, electric power company, and oil company. Growth slowed in 1999, in part due to government budget policies, which limited appropriations for anti-poverty programs, and the fallout from the Asian financial crisis. In 2000, civil disturbances limited growth to 2.5%. Bolivia's GDP failed to grow in 2001 due to the slowdown in global and domestic activity. Growth picked up slightly in 2002, but 2003 saw protests and loss of confidence in the government. Bolivia will remain dependent on foreign aid unless and until it can develop its substantial natural resources.

        We have a 100% equity interest in Telecel, which has a license to operate a nationwide cellular telephone network. The license is valid until November 2015. Although the license was initially awarded to cover only La Paz, in May 1997, Telecel received an extension of the license to cover the entire country. The license establishes a "price cap" mechanism for interconnection charges and services between telecommunications operators and provides for charges on the use of frequencies. Telecel pays a concession fee for access to the fixed-line network equal to 1% of the monthly net recurring subscriber revenue generated from the three main cities of La Paz, Cochabamba and Santa Cruz and a regulatory fee to the telecommunications regulatory authority equal to 1% of the total monthly gross recurring revenue.

        Telecel currently operates both an analog network and a digital network, which is based on the TDMA standard. Telecel's coverage includes eight of the nine districts in the country, including La Paz, Santa Cruz (including Puerto Suarez), Cochabamba, Sucre, Beni, Potosi, Taraija and Oruro. As of December 31, 2003, Telecel's network consisted of 187 cell sites, covering approximately 59.6% of the population.

        Bolivia has a calling party pays system.

        Telecel currently has two principal competitors in the cellular telephone market in Bolivia: Movil de Entel, the mobile subsidiary of Entel, which is a joint venture between Telecom Italia and the Bolivian government; and NuevaTel, a joint venture between Western Cellular and a local telephone company. Movil de Entel began providing cellular service in the last quarter of 1996. It currently operates a GSM network as well as a TDMA network. In 2000, NuevaTel won a license for GSM services which it commenced providing in 2001. According to EMC, as of December 31, 2003, Telecel had the number two market position behind Movil de Entel. Telecel's distribution and sales network are primary areas of competition with other market participants. The telecommunications market in Bolivia was opened to competition in 2002 as a result of long distance and local services deregulation, after five years of exclusivity privileges afforded to fixed long distance and local services operators. Mobile cellular and personal communications services have been open to competition since 1996. New telecommunications and competition regulations are still under discussion and are expected to be issued in September 2004.

        In November 2001, Bolivia deregulated its long-distance market, and Telecel signed a 40-year concession to provide long-distance services throughout the country. In February 2002, Telecel began offering both national and international long-distance services. The long-distance license imposes certain network coverage requirements and is subject to a regulatory fee of 1% of monthly gross revenue.

        Telecel is currently in breach of certain financial covenants under its financing agreements. To date, Telecel has made all installment repayments due under these financing agreements. Telecel has entered into a standstill agreement with each of the lenders under these facilities. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Operational Financing".

Paraguay

        The 35-year military dictatorship of Alfredo Stroessner was overthrown in 1989, and, despite a marked increase in political infighting in recent years, relatively free and regular presidential elections have been held since then. Paraguay has a market economy marked by a large informal sector. The informal sector features both reexport of imported consumer goods to neighboring countries as well as the activities of thousands of microenterprises and urban street vendors. Because of the importance of the informal sector, accurate economic measures are difficult to obtain. A large percentage of the population derives their living from agricultural activity, often on a subsistence basis. The formal economy grew by an average of about 3% annually in 1995–97; but GDP declined slightly in 1998, 1999, and 2000, rose slightly in 2001, only to fall again in 2002. On a per capita basis, real income has stagnated at 1980 levels. Most observers attribute Paraguay's poor economic performance to political uncertainty, corruption, lack of progress on structural reform, substantial internal and external debt, and deficient infrastructure.

        We have a 96% equity interest in Telefónica Celular del Paraguay S.A. ("Telecel Paraguay"), and one local partner owns the remaining 4%.

        In July 1991, Telecel Paraguay was awarded a license to build, maintain and operate a cellular telephone network. The license now covers the entire country. Telecel Paraguay's license was originally for a 10-year period ending in 2001. In December 2000, the license was renewed for a further five years, expiring in September 2006, and it is renewable for successive 5-year periods subject to Telecel Paraguay's commitment to further investments. Telecel Paraguay will launch GSM service in 2004. The license has no limitations on technology, and therefore implementing a GSM network requires no regulatory approval. In December 1997, Telecel Paraguay was also awarded a license for digital personal communications services, which covers the whole of Paraguay. The license was renewed in January 2003 for a period ending November 2007.

        Telecel Paraguay currently operates both an analog network and a digital network, which is based on the TDMA standard. As of December 31, 2003, Telecel Paraguay's network consisted of 178 cell sites covering approximately 60% of the population.

        Paraguay has a free market in terms of prices for telecommunications services to end users. Only changes in charges for interconnection to the fixed line operator and other mobile operators included in license arrangements and interconnection among cellular operators are subject to prior approval from the telecommunications authority. The license arrangements include interconnection facilities to the wire-line network at standard charges. The regulator is currently reviewing mobile interconnection rates and a reduction is expected beginning in 2005. Telecel Paraguay expects that the impact on its pricing advantage for in-network calls will be balanced by an increase in market volumes and penetration levels in the rural areas. In addition, our migration to GSM is expected to provide us with further opportunities to strengthen our competitive position. The Telecommunications Law of 1995, which governs Paraguay's telecommunications market, provides for the deregulation of telecommunications services. However, there is only one fixed line telephone operator which also holds the exclusive license for international services including telephone and data. Interconnection charges between telephone operators, fixed and mobile, are negotiated among operators according to specific rules (LRIC, or long run incremental costs) and subject to prior approval from the telecommunications authority. The regulator is currently reviewing interconnection rates to fixed and mobile operators and a reduction is expected in 2004.

        Telecel Paraguay currently has three competitors in the cellular telephony market in Paraguay: Núcleo, which operates a digital network in the TDMA standard and in which Telecom Argentina is a shareholder; Hola Paraguay, which operates a GSM network; and HT Paraguay, which operates a GSM network and in which Hutchison Whampoa is a shareholder. Núcleo is planning a GSM migration in 2004. According to EMC, as at December 31, 2003, Telecel Paraguay had the number one market position. Two new licenses have been issued but the licensees have not yet commenced operations. Telecel Paraguay does not expect these licenses to become operational due to the high level of competition in the market and the limited profitability levels for new entrants.

        Telecel Paraguay also provides broadband and dial-up Internet services in Paraguay under the brand "Telesurf". As at December 31, 2003, Telesurf was one of the leading Internet service providers in Paraguay in terms of subscribers. In addition, since May 2000, we have provided data transmission services in Paraguay.

MIC AFRICA

Background

        MIC Africa consists of MIC's cellular operations in Senegal, Tanzania, Ghana, Mauritius and Sierra Leone. MIC Africa's licenses cover approximately 74.8 million people as of December 31, 2003.

Senegal

        In January 1994, Senegal undertook an economic reform program with the support of the international donor community. This reform began with a 50% devaluation of Senegal's currency, the CFA franc, which was linked at a fixed rate to the French franc. Government price controls and subsidies have been steadily dismantled. After seeing its economy contract by 2.1% in 1993, conditions improved as a result of the reform program, with real growth in GDP averaging 5% annually during 1995–2002. Annual inflation, which had been less than 1%, rose to an estimated 3.3% in 2001 and 3.0% in 2002. Investment rose steadily from 13.8% of GDP in 1993 to 16.5% in 1997. As a member of the West African Economic and Monetary Union, Senegal is working toward greater regional integration with a unified external tariff. Senegal also realized full Internet connectivity in 1996, creating a miniboom in information technology-based services. Private activity now accounts for 82% of GDP. In 2003, GDP will probably again grow at about 5%. However, Senegal faces long-term unemployment, trade union militancy, juvenile delinquency, and drug addiction.

        We have a 75% equity interest in SentelGSM. The remaining 25% of SentelGSM is owned by a local businessman, Mr. Pape Abdoul Ba.

        In July 1998, SentelGSM was awarded a GSM license for The Republic of Senegal. The license, awarded for a period of 20 years, is renewable every five years thereafter. The license required no initial payment; however, there is an annual administrative fee of approximately $100,000 in addition to a $16,000 annual fee per used channel frequency.

        The venture commenced operations in April 1999 and currently only offers a prepaid product.

        SentelGSM operates a digital network based upon the GSM standard. As of December 31, 2003, SentelGSM's network consisted of 55 cell sites covering approximately 60% of the population.

        Senegal has a calling party pays system.

        SentelGSM currently has only one other competitor in the cellular telephony market in Senegal, Sonatel Mobiles, which is operated by Sonatel Mobile, a branch of Sonatel, the local privatized PTT and in which France Telecom is a shareholder. Sonatel Mobiles operates a GSM network. According to EMC, as of December 31, 2003 SentelGSM had the number two market position. A third license is in the process of being granted. We currently attempt to differentiate ourselves from our competitors on the basis of pricing, distribution and customer service. The public telecommunications operator, Sonatel, is partially privatized (40% owned by France Telecom, 51% by the government of Senegal and 9% by individuals). Since 2002 the government has been offering additional licenses for sale. The present regulatory agenda is focused on possible changes in interconnect rates effective April 2004.

Tanzania

        Shortly after independence, Tanganyika and Zanzibar merged to form the nation of Tanzania in 1964. One-party rule came to an end in 1995 with the first democratic elections held in the country since the 1970s. Zanzibar's semi-autonomous status and popular opposition have led to two contentious elections since 1995, which the ruling party won despite international observers' claims of voting irregularities. The economy depends heavily on agriculture, which accounts for half of GDP, provides 85% of exports, and employs 80% of the work force. Topography and climatic conditions, however, limit cultivated crops to only 4% of the land area. Industry was traditionally based on the processing of agricultural products and light consumer goods. The World Bank, the International Monetary Fund, and bilateral donors have provided funds to rehabilitate Tanzania's economic infrastructure and to alleviate poverty. Growth in 1991–2002 included a pickup in industrial production and a substantial increase in output of minerals, led by gold. Oil and gas exploration and development played an important role in this growth. Recent banking reforms have helped increase private sector growth and investment. Continued donor support and solid macroeconomic policies should support continued real GDP growth of 5% in 2003.

        We have a 57% equity interest in MIC Tanzania Limited ("MIC Tanzania"). Our joint venture partners are Ultimate Communications Ltd., a private Tanzanian company, and a government entity. In February 2004, MIC acquired an additional 26% equity interest in MIC Tanzania from The Tanzanian State.

        In 1993, MIC Tanzania acquired a 15 year license to operate a cellular telephone network in the United Republic of Tanzania. In November 2003 the term of the license was changed to 25 years. The modified license expires in 2018. MIC Tanzania currently pays a royalty of 1% of airtime revenue (reduced from 5% in 2002) and cellular frequency fees based on the allocated number of frequencies, which are dependent upon the number of cell sites. The license was re-issued in 2001 with additional frequency ranges.

        Analog cellular service became operational in September 1994, and in September 2000 MIC Tanzania launched its GSM network. MIC Tanzania operates both an analog network and a digital network, which is based upon the GSM standard. As of December 31, 2003, MIC Tanzania's network consisted of 122 cell sites, covering approximately 10% of the population. MIC Tanzania currently provides coverage to all major urban areas and a substantial number of rural areas and Zanzibar. MIC Tanzania plans to add eight new coverage sites and increase capacity in main regional centers.

        Tanzania has a calling party pays system.

        MIC Tanzania currently has two principal competitors in the cellular telephony market in Tanzania: Vodacom Tanzania which operates a GSM network; and Celtel Tanzania, which also operates a GSM network and is a subsidiary of Tanzania Telecommunications Company Limited ("TTCL"), the privatized former PTT. In 1999 and 2000, three new licenses were issued, of which one, Zanzibar Telecom, commenced operations on the island of Zanzibar in 1999. In 2000, Vodacom Tanzania commenced operations and has rapidly built-out its network to provide coverage in most of the areas covered by MIC Tanzania. According to EMC, as of December 31, 2003, MIC Tanzania had the number two market position behind Vodacom Tanzania. We presently compete with other operators principally in the areas of pricing and competitive coverage. The Tanzanian Communications Regulatory Authority ("TCRA") is expected to establish new interconnect rates in 2004 and telecommunications deregulation is anticipated in 2005.

        MIC Tanzania has recently won a claim against TTCL in the amount of $13,000,000 for interconnection charges accrued but not paid prior to the privatization. As of December 31, 2003, MIC has received $900,000 of this amount. Although we continue to be in discussions regarding payment of the remaining amount owed to us, we cannot assure you that we will recover the full amount.

Ghana

        Well endowed with natural resources, Ghana has roughly twice the per capita output of the poorer countries in West Africa. Even so, Ghana remains dependent on international financial and technical assistance. Gold, timber, and cocoa production are major sources of foreign exchange. The domestic economy continues to revolve around subsistence agriculture, which accounts for 36% of GDP and employs 60% of the work force, mainly small landholders. Ghana opted for debt relief under the

Heavily Indebted Poor Country program in 2002. Policy priorities of the current government include tighter monetary and fiscal policies, accelerated privatization, and improvement of social services.

        We have a 100% equity interest in Millicom (Ghana) Ltd., having increased our shareholding from 70% to 100% in mid-2002. We granted a call option regarding the 30% equity stake, which may be exercised from June 2005 to June 2007 at an exercise price of $190,000.

        Millicom (Ghana) Ltd, operating under the trade name "Mobitel", currently has a license to operate analog cellular services throughout Ghana. In addition, in 2002 Mobitel obtained a license to operate GSM cellular services throughout the country. The government of Ghana and the country's telecommunications operators are currently in discussions regarding the issuance of new licenses to replace existing ones. We expect the new license to have a term of 15 to 25 years, subject to renewal. Although MIC also expects the licenses to have substantially similar terms to our existing license, we cannot guarantee that the replacement license will be awarded on terms acceptable to us. Additionally, in 2001 we paid a frequency charge that was determined retrospectively.

        Mobitel commenced operations in May 1992, providing analog cellular services, and in June 2002 successfully launched its GSM network.

        Mobitel operates both an analog network and a GSM network, consisting of 65 cell sites, covering approximately 28% of the population.

        A new interconnection agreement entered into with Ghana Telecom provides that, as from October 1, 2003, the parties will pay interconnection rates that are pegged to the U.S. dollar. As a result, revenues from interconnection and interconnection costs have increased.

        Mobitel currently has three competitors in the cellular telephony market in Ghana: Ghana Telecom, which operates a GSM network; Scancom Ltd., which also operates a GSM network; and Celltel, which operates an analog network. According to EMC, as of December 31, 2003, Mobitel had the number two market position behind Scancom Ltd. Mobitel currently competes with other market participants principally in the areas of pricing and operating costs. The liberalization of the telecommunications market occurred in February 2002, following a partial privatization in 1996. The local PTT, Ghana Telecom, is partially privatized, with 30% owned by Telecom Malaysia and the remaining share held by the government. The regulatory agenda is presently focused on the increase in interconnect rates effective October 2003. The issuance of new licenses and spectrum fees are under discussion.

Mauritius

        Since independence in 1968, Mauritius has developed into a middle-income diversified economy with growing industrial, financial, and tourist sectors. For most of the period, annual growth has been in the order of 5% to 6%. This remarkable achievement has been reflected in more equitable income distribution, increased life expectancy, lowered infant mortality, and a much-improved infrastructure. Sugarcane is grown on about 90% of the cultivated land area and accounts for 25% of export earnings. The government's development strategy centers on foreign investment. Mauritius has attracted more than 9,000 offshore entities, many aimed at commerce in India and South Africa, and investment in the banking sector alone has reached over $1 billion. Mauritius, with its strong textile sector and responsible fiscal management, has been well poised to take advantage of the Africa Growth and Opportunity Act. The government is encouraging foreign investment in the information technology field.

        We have a 50% equity interest in Emtel Limited ("Emtel"). A local partner, Currimjee Jeewanjee & Co. Ltd., owns the remaining 50% of the share capital.

        In 1989, Emtel was granted a license, which allows it to operate a cellular telephone system covering the entire island. The license was renewed in 1998 and expires in November 2014.

        Emtel commenced operations in May 1989, providing analog cellular services, and in November 1999 launched GSM services.

        Emtel operates a digital network based upon the GSM standard. As of December 31, 2003, Emtel's network consisted of 75 cell sites covering approximately 98% of the population.

        Emtel pays interconnection charges to Mauritius Telecom and license fees to the regulatory authority, the Information and Communications Technologies Authority ("ICTA"). Emtel's pricing structure is subject to the ICTA's prior approval.

        Mauritius has a mobile party pays system.

        Emtel currently has only one other competitor in the cellular telephony market in Mauritius, Cellplus Mobile Communications, a government owned telecommunications company which commenced operations during 1996 and currently operates a GSM network. According to EMC, as of December 31, 2003, Emtel had the number two market position. Emtel expects to continue to strengthen its product and distribution network relative to other operators. The regulator, Information and Communication Technologies Authority, is presently focused on tariff rebalancing and establishing interconnect rates. Calling party pays is expected to be implemented in 2004.

Sierra Leone

        Since 1991, civil war between the government and the Revolutionary United Front ("RUF") has resulted in the displacement of more than 2 million people (well over one-third of the population), many of whom are now refugees in neighboring countries. After several setbacks, the end to the 11-year civil war in Sierra Leone may finally be near at hand. With the support of the UN peacekeeping force and contributions from the World Bank and international community, demobilization and disarmament of the RUF and Civil Defense Forces combatants has been completed. National elections were held in May 2002 and the government continues to slowly reestablish its authority.

        Sierra Leone has substantial mineral, agricultural, and fishery resources. However, the economic and social infrastructure is not well developed, and serious social disorders continue to impede economic development, following the civil war. About two-thirds of the working-age population engages in subsistence agriculture. Manufacturing consists mainly of the processing of raw materials and of light manufacturing for the domestic market. Plans continue to reopen bauxite and rutile mines shut down during the conflict. The major source of hard currency consists of the mining of diamonds. The economic outlook depends upon the maintenance of domestic peace and the continued receipt of substantial aid from abroad, which is essential to offset the severe trade imbalance and to supplement government revenues.

        We have a 70% equity interest in Millicom Sierra Leone Limited ("MSL") with the remaining 30% owned by a number of investors.

        In August 2000, MSL acquired a nationwide license to provide GSM cellular telephony in Sierra Leone. The license expires in August 2015.

        MSL commenced operations in late May 2001 and currently operates a prepaid service in all major provinces.

        MSL operates a digital network based upon the GSM standard. As of December 31, 2003, MSL's network consisted of 8 cell sites covering approximately 10% of the population. MSL initially rolled out its operation in Freetown, the capital, with a population of 1.5 million people.

        MSL currently has only one other competitor in the cellular telephony market in Sierra Leone, Celtel Sierra Leone. According to EMC, as of December 31, 2003, MSL had the number two market position. Our present coverage in the major provinces and our extensive dealer network are primary sources of competition relative to other market participants. We believe there is growth potential as the security situation stabilizes.

OTHER INVESTMENTS

Tele2 AB (formerly named NetCom AB)

        Tele2 AB is an alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. In August 2003, Millicom Telecommunications, our wholly owned subsidiary through which we hold our interest in Tele2 AB, issued 5% Mandatory Exchangeable Notes which are exchangeable on or before August 7, 2006 into substantially all of our shares of Tele2 AB. For a more detailed description of the offering and the terms of the 5% Mandatory Exchangeable Notes and the related securities lending arrangement entered into in connection with the offering of the 5% Mandatory Exchangeable Notes, see "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes".

        The Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes have been lent to Deutsche Bank AG London pursuant to a securities lending arrangement. Millicom Telecommunications S.A. is obligated to deliver Tele2 AB series B shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. Tele2 AB series B shares.

        Tele2 AB is listed on the Stockholm Stock Exchange under TEL2A and TEL2B, and on the NASDAQ Stock Market under TLTOA and TLTOB.

        As at December 31, 2003, the Company held 6.1% (2002: 6.8%) of Tele2 AB with a market value of $479,040,000 (2002: $265,571,000).

Argentina

        In 1998, MIC obtained a license to provide fixed wireless data, Internet access and fixed telephony services in Argentina. Millicom Argentina SA ("Millicom Argentina"), in which MIC has a 65% equity interest, launched services in May 2000. The license covers the six largest cities in Argentina, covering approximately 90% of the urban population. Millicom Argentina is focused on providing Internet access and communications for bandwidth intensive applications such as high-speed data transmission and Internet access to small, medium and large sized businesses and home office workers. We intend to exit this business.

Peru

        In July 2000, MIC was awarded a license to provide fixed wireless data, Internet access and fixed telephony services in Peru. The license covers the main nine cities and is valid for a 20-year period with renewal for a similar period. The frequency award is one of three license awards of this type in Peru. MIC is focused on providing Internet access and communications for bandwidth intensive applications such as high-speed data transmission and Internet access to businesses and home office workers. Services were launched in January 2001 in Lima and now cover Chiclayo and Trujillo.

        In May 2002, MIC entered into a concession agreement with the Peruvian government, allowing it to provide long-distance (domestic and international) carrier services. The concession area comprises the states of Ancash, Arequipa, Ica, La Libertad, Lambbayeque, Lima and the constitutional province of Callao as well as signals abroad. The concession agreement is for a term of 20 years with renewal for a similar period or partial renewals for five years, not to exceed 20 years.

        We intend to exit these businesses.

Other licenses

        MIC has been actively pursuing further licenses in countries where it has existing cellular networks and strong brand recognition. A fixed wireless license has also been awarded in Venezuela. We do not intend to commence providing services in Venezuela.

Organizational Structure

        Below is a list of MIC's significant subsidiaries and joint ventures as of March 31, 2004, including the name, country of incorporation or residence and proportion of ownership interest.

Name	Country of residence	Proportion of ownership interest
Cam GSM Company Limited	Cambodia	58.4%
Royal Telecam International Limited	Cambodia	57.0%
Millicom Lao Co. Ltd.	Lao People's Democratic Republic	78.0%
Pakcom Limited	Pakistan	61.3%
Paktel Limited	Pakistan	98.9%
Celltel Lanka Limited	Sri Lanka	99.9%
Comvik International (Vietnam) AB	Vietnam	80.0%
Millicom Argentina SA	Argentina	65.0%
Telefonica Celular de Bolivia SA	Bolivia	100.0%
Telemóvil El Salvador SA	El Salvador	70.0%
Comunicaciones Celulares SA	Guatemala	55.0%
Telefónica Cellular SA	Honduras	50.0%
Telefonica Celular del Paraguay SA	Paraguay	96.0%
Millicom Peru SA	Peru	100.0%
Millicom (Ghana) Limited	Ghana	100.0%
Emtel Limited	Mauritius	50.0%
Sentel GSM	Senegal	75.0%
Millicom (SL) Limited	Sierra Leone	70.0%
MIC Tanzania Limited	Tanzania	84.4%

Property, Plant and Equipment

        We and our operating companies own, or control through long-term leases or licenses, properties consisting of plant and equipment used to provide cellular telephone services. In addition, we and our operating companies own, or control through leases, properties used as administrative office buildings and other facilities. These properties include land, interior office space and space on existing structures of various types used to support equipment used to provide cellular telephone services. The leased properties are owned by private and municipal entities.

        Plant and equipment used to provide cellular telephone services consist of:

  •
  switching, transmissions and receiving equipment;

  •
  connecting lines (cables, wires, poles and other support structures, conduits and similar items);

  •
  land and buildings;

  •
  easements; and

  •
  other miscellaneous properties (work equipment, furniture and plants under construction).

        MIC's principal executive offices are located in Bertrange, the Grand Duchy of Luxembourg, where it leases approximately 448 square meters. The lease is automatically renewable from year to year unless terminated by MIC or the lessor upon six months advance written notice. The current annual rental is approximately $167,000. MIC believes its principal executive offices are suitable and adequate for its operations.

Insurance

        We and our operations maintain the types and amounts of insurance customary in the industries and countries in which we and our operations operate, including coverage for employee related accidents and injuries and property damage. We consider our insurance coverage and that of our operations to be adequate both as to risks and amounts for the business conducted by us and our operating companies.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements and the related notes thereto included in this report. The following discussion should be read in conjunction with "Presentation of Financial and Other Information" and "Selected Consolidated Financial and Operating Data". Except for the historical information contained in this report, the discussions in this section contain forward looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See "Forward Looking Statements".

        Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon financial statements prepared in accordance with IFRS. See Note 31 of the "Notes to the Consolidated Financial Statements" for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

        We are a global telecommunications operator with a portfolio of investments in the world's emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

        We currently have interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. As of December 31, 2003, our cellular operations had a combined population under license of approximately 387 million people.

        As we have established an early presence in most of the markets in which we operate, we have been able to secure our licenses at low cost. Historically, we have been successful in renewing all of our maturing licenses, generally on terms similar to the original licenses. We operate primarily with prominent local business partners through ventures, over which we typically exercise management control.

Subscriber Base

        We have consistently achieved strong subscriber growth across our operations. As of December 31, 2003, we had total subscribers of 5.7 million. This represented an increase of 42% from 4.0 million as of December 31, 2002 and excluding El Salvador an increase of 31%. Excluding El Salvador, our total subscriber base grew 28% in 2002 to 4 million total subscribers as of December 31, 2002 and grew 38% in 2001 to 3.1 million as of December 31, 2001 from 2.2 million as of December 31, 2000.

        As of December 31, 2003, we had a proportional subscriber base of 4 million, an increase of 44% from December 31, 2002 and excluding El Salvador an increase of 28%. Excluding El Salvador, our proportional subscribers increased 24% to 2.8 million subscribers as of December 31, 2002 and increased by 38% to 2.2 million as of December 31, 2001 from 1.6 million as of December 31, 2000.

        The subscriber data above excludes subscribers of our divested operations.

Revenue

        We derive our revenue from the provision of telecom services, such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees and other telecommunications services, initial connection fees, equipment sales and prepaid cards. In addition, in Vietnam, we derive our revenue through a revenue sharing agreement with a Vietnamese government owned entity.

        Our revenue was $647.1 million for the year ended December 31, 2003 as compared to $605.2 million for the year ended December 31, 2002. Included in revenue for the year ended December 31, 2003 are revenues of $39.1 million from our operation in El Savador. Included in total revenues for the year ended December 31, 2003 are revenues of $5.9 million from our operation in Colombia which was divested in February 2003 and revenues of $39.1 million from our operation in El Salvador which was reconsolidated from September 15, 2003. Included in total revenues for the year ended December 31, 2002 are revenues of $32.3 million from operations divested in 2002 and $50.5 million from our divested operation in Colombia.

        Revenues from our continuing operations increased during the year ended December 31, 2003 compared with the year ended December 31, 2002, reflecting the continued expansion of the subscriber base in continuing operations. Although total revenues from our existing operations have increased, airtime per subscriber has tended to decrease as the subscriber base has grown and the proportion of prepaid subscribers, whose usage and airtime tends to be lower than that of postpaid customers, has increased. In addition, connection fees were reduced, in some cases to zero, by most ventures as part of programs to spur subscriber growth. The improvement in operating profit reflects in part our cost reduction program applied across our operations and realization of economies of scale as our subscriber base continues to grow.

        We note that a number of our regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, we believe that lower cost to customers may have the effect of expanding our markets over time.

        We believe there is a significant opportunity for rapid growth in our markets due to low cellular penetration in economies with high growth potential and substantial pent-up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We are developing a number of non-traditional distribution channels in our ventures to expand our market share and reduce our operating costs. There is, however, a risk that, as new competitors enter our prepaid markets and price competition intensifies, our prepaid customers may be more likely to move from one cellular operator to another than our postpaid customers. In that event, we believe our strong service coverage and increasing use of non-traditional distribution channels, competitive tariffs and brand awareness will enable us to compete effectively in our prepaid markets.

Costs

        The primary cost of sales incurred by us in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, depreciation and impairment of network equipment.

        Our other main operating costs include commissions payable to agents for obtaining customers on our behalf, commissions for selling prepaid cards, advertising and promotion costs, staff costs and depreciation of non-network equipment.

        We will continue to seek ways to further reduce our overall cost base by rationalizing our operations. In 2002, we initiated a more strict, centralized cost reduction program across our operations, which has lowered our costs. In addition, we expect to realize additional synergies across our multi country operations, such as sharing information, human resources, best practices and technologies and centralized negotiations of financing and of supply contracts for network and equipment handsets.

Upstreaming of Cash

        The continued improvement in the operating and financial performance of our ventures has allowed us to continue to upstream excess cash from our ventures to MIC. During the years ended December 31, 2001 and 2002, we upstreamed $55.1 million and $96.7 million, respectively, of which $3.4 million and $8.8 million, respectively, was from divested operations. For the year ended December 31, 2003, we upstreamed $129.3 million from 13 of the 15 countries in which we operate.

Divestitures

        We have made a number of significant divestitures as part of our debt reduction plan and focus on delivering profitable growth over recent years. These divestitures have included:

  •
  our operation in Colombia in February 2003;

  •
  our operation in the Philippines in December 2002, MIC Systems (including Mach) in November 2002, Liberty Broadband (formerly known as Tele2 (UK)) in September 2002 and Tele2 AB shares during the course of 2003, 2002 and 2001; and

  •
  our operation in Russia in November 2001 and our operation in India (Madras) in September 2001.

        See "—Investments, Capital Expenditures and Divestments".

Debt Restructuring Plan

        In 2003, we implemented a restructuring plan to substantially improve our liquidity by reducing our net indebtedness and debt service obligations. As of December 31, 2002, we had total consolidated indebtedness of $1,228,575,000, and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $1,141,924,000 which required a substantial amount of cash from operations to service our debt. In addition to divesting selected assets (for example, we divested MIC Systems (including Mach), Tele2 AB shares, our operations in the Philippines and our operation in Colombia and Liberty Broadband Limited), we have undertaken a balance sheet restructuring plan. The restructuring plan included the following steps:

  •
  in May 2003, MIC issued $562 million principal amount of 11% Senior Notes and $64 million principal amount of 2% Senior Convertible PIK Notes in exchange for $776 million principal amount of 13.5% Senior Subordinated Notes;

  •
  on August 7, 2003, our subsidiary, Millicom Telecommunications SA, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into shares of Tele2 AB; and

  •
  on August 15, 2003 and September 30, 2003, we repurchased in private transactions $57 million and redeemed $110 million, respectively, in aggregate principal amount of the 11% Senior Notes.

  •
  on November 7, 2003, MIC commenced a cash tender offer and consent solicitation relating to all of the $395,219,000 outstanding principal amount of the 11% Senior Notes, which expired on December 8, 2003.

  •
  on November 24, 2003, MIC issued $550 million principal amount of 10% senior notes due 2013, which we refer to as the 10% Senior Notes, and issued a notice of redemption in respect of the total remaining outstanding amount of the 13.5% Senior Subordinated Notes. MIC used approximately $273 million of the proceeds of the 10% Senior Notes to acquire the outstanding amount of 11% Senior Notes tendered on or prior to December 8, 2003. MIC issued a notice of redemption with respect to the total remaining outstanding amount of 11% Senior Notes on December 5, 2003, with a redemption date of December 10, 2003. MIC used approximately $143.8 million of the proceeds from the 10% Senior Notes to redeem in full the remaining outstanding amount of 11% Senior Notes. MIC redeemed the 13.5% Senior Subordinated Notes in their entirety on December 29, 2003.

        Millicom's total consolidated indebtedness as of December 31, 2003 was $1,276,865,000 (including the embedded derivative on the 5% Mandatory Exchangeable Notes for an amount of $103,457,000) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $1,095,156,000. Of such indebtedness, $327,635,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and $103,457,000 to the embedded derivative on the 5% Mandatory Exchangeable Notes and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes. To date, our restructuring plan has enhanced our balance sheet and significantly improved our liquidity levels by reducing our debt service obligations.

El Salvador operations

        On September 15, 2003, MIC's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price is guaranteed by MIC. During this period Telemóvil has an ownership interest in 30% of its own shares, while the record title remains with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, MIC regained control and began consolidating Telemóvil at 100% since September 15, 2003. The legal ownership interest of MIC remains at 70% until the final settlement date. Telemóvil's license contract was signed in September 1991 for a 15-year period. The license is automatically renewable for successive five-year periods after the initial 15-year period in the absence of default by Telemóvil under the license conditions.

Completing our Migration to the GSM standard

        We expect GSM subscribers to exceed 50% of our total subscriber base by the end of 2004. Our Asian and African businesses are fully GSM-based, except for Pakistan, where GSM will be rolled out to our customers in 2004. In Latin America, we plan to introduce GSM systems in Paraguay, Guatemala, Honduras and El Salvador in 2004. The equipment costs relating to GSM have decreased significantly over the last few years. We believe that GSM will increase our revenues from prepaid minutes and roaming services while lowering our infrastructure and maintenance costs. GSM also offer our customers greater choice of handsets at a lower cost with improved functionality.

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. A relevant example for us during 2002 was the devaluation of the currency in Paraguay, which had a substantial adverse effect on our results of operations. In the years ended December 31, 2003, 2002 and 2001, for the group as a whole, we suffered exchange losses of $45,602,000, which are mainly due to the exchange loss on the 5% Mandatory Exchangeable Notes, $23,483,000 and $17,313,000, respectively. To the extent that our ventures upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Expiration of Telephone Licenses and the BCC

        We are currently seeking to renew the BCC in Vietnam and our telephone license in Pakistan, which are our two largest contributors to revenue among our ventures. Although we are currently in negotiations to extend the life of the BCC and the license for a significant period of time and management expects that they will be extended, we cannot assure you that the BCC or the license will be extended on equivalent or similar terms, or at all. If the BCC or the license is not extended on equivalent or satisfactory terms, or at all, our results of operations and financial condition would be adversely affected. If the revenue sharing agreement is not extended or CIV, our Vietnamese subsidiary, is unable to maintain its operations in Vietnam through another agreement, its telecommunications services would cease on June 30, 2005. In such event, CIV would no longer generate any revenues from cellular operations in Vietnam. CIV's revenues for the year ended December 31, 2003 were $129,936,000 (20% of total revenues) and operating profit was $51,292,000 (32% of total operating profits). At present, all equipment recorded in CIV's financial statements will be fully amortized by July 1, 2005, at which date legal title to all equipment will be transferred to VMS at a price of $1. In Pakistan, our two subsidiaries, Paktel and Pakcom, have obtained a letter from the Pakistan Telecommunication Authority stating its intention to renew the licenses subject to certain conditions.

        In each of our markets we may face competition for business arrangements or licenses from major international telecommunications entities as well as from local competitors. While we have not typically paid significant amounts in connection with our business arrangements or for cellular licenses, the competition for the granting or renewal of business arrangements or licenses is increasingly intense. As such, we anticipate that we may have to pay substantial renewal fees in certain markets, as well as meet specified network build out requirements. We cannot assure you that we will be successful in obtaining or renewing any profit sharing arrangement or cellular telephone licenses, or if they are awarded that they are on terms acceptable to us. In addition, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all.

Economic and Political Environments in our Emerging Markets

        We currently have interests in 15 countries in emerging markets around the world and are subject to government regulation in each market. The governments of the 15 countries differ widely with respect to structure, constitution and stability, and some of these countries lack mature legal and regulatory systems. In the normal course of business, we are involved in discussions regarding taxation, interconnect and tariffing arrangements, which can have a significant impact on the long-term economic viability of our operations. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in each of the markets in which we operate. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. We cannot assure you that factors such as these will not have a material adverse effect on our operations in particular countries. For a more complete description of the economic and political environments in the markets in which we operate, see "Information on the Company."

Critical Accounting Policies

        The consolidated financial statements of MIC and its subsidiaries have been prepared in accordance with IFRS. In compiling these statements, management needs to make assumptions, estimates and judgments, which are often subjective and may be affected by changing circumstances or changes in its analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. We have identified below those of our accounting policies that we believe could potentially produce materially different results if we were to change our underlying assumptions, estimates and judgments. For a detailed discussion of these and other accounting policies, see Note 2 of the "Notes to the Consolidated Financial Statements".

Basis of Consolidation

        Entities over which we have control are fully consolidated. Entities over which we have joint control are consolidated using the proportional method that combines our proportional share of assets, liabilities, income and expenses. The definition of control is the power to govern the financial and operating policies of an entity so as to obtain benefits from it and is based on criteria such as the ability to vote through items at the shareholder and board level. The method of consolidation used for each entity is based on management's assessments as to whether they have full or joint control.

        Although MIC owns 70% of the share capital of its operation in El Salvador, due to a dispute which arose with local shareholders, management determined in May 2001 that it was no longer able to exercise a significant influence in the operation and thus that it was more appropriate to show its investment as a long-term asset in the balance sheet under the caption "Investment in securities". As a result of the resolution of this dispute, management determined in September 2003 that it will begin to fully consolidate the operation in El Salvador effective from September 15, 2003 onwards. See "—Results of Operations".

Collectability of Assets

        Management is required to estimate the collectability of trade debtors. As of December 31, 2003, these totaled $149,949,000, of which management had estimated that $36,199,000 was unlikely to be collected. These estimates are based on knowledge of the local markets, prior credit history and estimates of future cash flows generated from these receivables. The basis for the impairment made will vary between subscribers and amounts due from other telephone companies and are management's best estimates.

Impairment of Non-current Assets

        MIC records significant intangible and tangible assets relating to cellular and non-cellular operations. Intangible assets mainly relate to goodwill and license values and tangible assets mainly relate to network value recorded as property, plant and equipment. Significant estimates, assumptions and judgments are required to decide the useful expected lives of these assets and whether these assets are impaired. These estimates are made on a regular basis throughout the year as they can be significantly affected by changes in competition, technology and other similar factors. When certain operational, financial or other factors indicate an impairment of value, management evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if not possible, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or of a cash generating unit will change the expected recoverable amount of the underlying assets and therefore will decrease the fair value of the underlying assets.

        During 2003, MIC entered into discussions concerning the sale of its high-speed wireless data operation in Peru. Following these discussions, MIC has recognized an impairment charge of $3,073,000 in the carrying value of the license in Peru.

        Due to revised anticipated lower revenues from non-digital equipment, MIC recognized an impairment loss of $4,097,000 over certain network equipment in MIC Africa in 2003. In addition MIC reversed an impairment loss in MIC Latin America for an amount of $1,579,000.

        In the year ended December 31, 2002, management identified an impairment of its licenses to operate high-speed wireless data services in Peru and Venezuela and, as a consequence, made a write-down of $3,034,000 in the value of these licenses. Also, in 2002, MIC recognized an impairment on both goodwill and license value in its operations in Colombia and Argentina, for respectively $77,456,000 and $2,496,000.

        During 2001, management identified impairment of its license to operate high-speed cellular data services in the United Kingdom (held by Liberty Broadband Ltd.) due to initial market conditions that delayed profitable asset deployment. Therefore, an impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows and the carrying value of the license at the measurement date, resulting in a write-down of $20,074,000. Liberty Broadband Ltd. was sold in September 2002.

        During 2000, management identified impairment of its analog fixed assets and related licenses and intangibles due to the faster-than-expected migration of its analog subscribers to digital platforms. This rapid migration created a likely expectation that the analog assets would be decommissioned or disposed of significantly before the end of their previously estimated useful life. As a result of this rapid migration, the Company re-assessed the recoverability of its investments in the third quarter of 2000. The discounted cash flows projected to be generated from analog assets indicated that the recoverable amount of these assets was lower than the carrying value. Therefore, impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows, and the carrying value of the analog assets at the measurement date. As a result, an impairment charge of $105,668,000 was recognized.

Investments in Securities

        MIC holds significant investments in marketable and non-marketable securities. Marketable securities are carried at fair value with unrealized changes in market value being recorded within the statement of profit and loss under the heading "Gain (loss) and valuation movement on investment in securities". See "Recent Developments—Financial Results for the Year Ended December 31, 2003—Change in Accounting Policy". Prior to the change in accounting policy for available-for-sale securities on January 1, 2003, where securities classified as available-for-sale were sold or impaired or when there was a significant or prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the profit and loss statement as "Gain (loss) and valuation movement on investment in securities". Prior to the change in accounting policy for available-for-sale securities on January 1, 2003, on a regular basis the Company compared the market value of its investments to their cost in order to identify potential impairment issues. In considering whether the investment has been impaired, the Company considered all available evidence such as, among other things, significant financial difficulties of the issuer, breaches or default in loan agreements, the recognition of prior impairment losses on that asset or the extent and duration of a decline in fair value below cost. In 2003, MIC recorded an unrealized gain of $246,760,000 resulting from the change in fair value of the Tele 2 AB shares. In 2002, MIC recorded a loss of $168,818,000 resulting from the sale of shares and recorded a loss of $119,138,000 resulting from the prolonged decline in value of the Tele 2 AB shares. During 2002, MIC recognized an impairment on its investment in Great Universal, Inc. and Modern Holdings Incorporated of $5,027,000 and $7,050,000, respectively.

        During the period from December 31, 2002 to September 15, 2003, MIC accounted for its investment in Telemóvil El Salvador as an available-for-sale financial asset because management determined that during that period it did not have control or significant influence over Telemóvil El Salvador as a result of a dispute with local shareholders. Because the shares of Telemóvil El Salvador are not quoted on a public market and management had not been able to obtain reliable financial information since May 2001, management made different estimates to value this investment using different valuation techniques that resulted in a wide range of fair values. Management therefore concluded that estimating a fair value in these conditions was inappropriate. Consequently, the investment in Telemóvil El Salvador was carried at its December 31, 2002 carrying amount until September 15, 2003. On September 15, 2003, MIC resolved the shareholders dispute with the minority shareholders in Telemovil and as a result, recommenced consolidating Telemovil as from that date.

Revenue recognition

        Our revenue comprises the following:

i.
Revenues from provision of telecom services—these recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

ii.
Connection revenues—initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

iii.
Equipment revenues—these revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

    Functional currency

        MIC's functional currency is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. MIC is located in Luxembourg and its subsidiaries, joint ventures and associated companies operate in different currencies. The functional currency of each subsidiary, joint venture and associated company, where these are foreign entities, is determined in accordance with the requirements of Standing Interpretation Committee No. 19 (SIC 19) "Reporting Currency—Measurement and Presentation of Financial Statements under IAS 21 and IAS 29".

    Derivatives

        IAS 39 requires that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Derivatives are initially recorded at cost either in other current assets or other financial liabilities as applicable and then are subsequently measured to fair value through the statement of profit and loss under the caption "Fair value result on financial instruments". Upon adoption of IAS 39 on January 1, 2001, the Company recorded a cumulative negative adjustment related to these derivatives, reflected in shareholders' equity of $45,264,000.

        A derivative embedded in a financial instrument, such as the embedded derivative on the 5% Mandatory Exchangeable Notes in Tele2 AB series B shares, is treated as a separate derivative when its economic risks and characteristics are not closely related to those of the host contract, a separate instrument with the same terms as the embedded derivative would qualify as a derivative, and the combined instrument (derivative and host contract) is not carried at fair value with unrealized gains and losses reported in the profit and loss.

    Goodwill

        The excess of cost of an acquisition over our interest in the fair value of the identifiable net assets of the acquired subsidiary, associate or joint venture at the date of transaction is recorded as goodwill and recognized as an intangible asset in the balance sheet. Goodwill is amortized using the straight-line method over its estimated useful life but not longer than 20 years.

        At each balance sheet date, we assess whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

        Negative goodwill represents the excess of the fair value of our share of the identifiable net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in our plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the identifiable non-monetary assets acquired, is recognized in the income statement over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; negative goodwill in excess of the fair values of those assets is recognized in the income statement immediately.

    Equity compensation benefits

        Share options are granted to management and key employees. Options are granted at the market price of the shares on the date of the grant and are exercisable at that price. Options granted prior to January 1, 2003, are exercisable over a five-year period, with one third vesting after three years, two-thirds vesting after four years and 100% vesting after five years, and have a contractual option term of six years. Options granted in May 2003 are exercisable one year from the date of grant and have a contractual option term of six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium. MIC does not make a charge in connection with share options.

    Recent U.S. GAAP pronouncements

        In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which was subsequently revised in December 2003 (FIN 46-R). FIN 46-R generally applies to all business enterprises and all arrangements used by business enterprises, and it requires that a business enterprise identifies all its Variable Interest Entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or a lack of controlling financial interest by an investor. The party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. The measurement principles of this interpretation apply to all VIEs created after January 31, 2003 and to all VIEs in which an enterprise obtains an interest after that date. Additionally, MIC will adopt the measurement principles of FIN 46-R for all VIEs held by MIC prior to January 31, 2003 on March 31, 2004 as a cumulative change in accounting principle. The Company is in the process of evaluating arrangements which could be considered VIEs under FIN 46-R. However, MIC has determined that it is reasonably possible that it will at least consolidate its interest in the following VIEs, held prior to January 31, 2003, upon adoption: Cam GSM Company Limited ("Cam GSM"), Royal Telecam International Limited ("Telecam"), Millicom Argentina S.A., Comunicaciones Celulares S.A., Telefonica Celular and Emtel Limited. Except for Telecam and Millicom Argentina S.A., each of these entities are substantive mobile telecom operating businesses in their respective countries (see Note 3 of the notes to the consolidated financial statements). Telecam and Millicom Argentina S.A. are substantive high speed wireless data service providers in their respective countries. The size of each of these entities and MIC's maximum exposure to loss (as defined in FIN 46) as a result of its involvement with these entities is as follows:

Under IFRS	Revenue	Operating profit/(loss)	Total assets	Maximum exposure to loss
	(in thousands of U.S. dollars)
Cam GSM	70,334	12,414	68,215	20,580
Telecam	9,434	1,085	8,262	2,000
Millicom Argentina S.A.	3,506	(225)	2,775	14,886
Comunicaciones Celulares S.A.	142,700	53,197	160,629	46,056
Telefonica Celular	95,716	45,959	79,220	28,563
Emtel Limited	24,004	6,904	29,138	4,291

        In March 2003, MIC's Pakistani subsidiary Paktel entered into a receivables securitization arrangement with a special purpose entity (the "Paktel SPV"), whose sole purpose is to finance MIC's receivables. Further information regarding the Paktel SPV is contained in Note 18 of the notes to the consolidated financial statements.

        In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables. The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Company is required and plans to adopt the provisions of EITF 00-21, for revenue arrangements entered into or modified on or after January 1, 2004. To accomplish this, the Company must identify and determine the fair value of the component deliverables in its revenue arrangements. The Company is currently assessing the impact that the implementation of EITF 00-21 will have on its results of operations, financial position and cash flows.

        In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supersedes SAB 101. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Therefore, aside from EITF 00-21, the Company does not expect there to be a significant difference to its accounting under SAB 101.

Results of Operations

        Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method and recorded our investment on the balance sheet under the caption "Investment in associated companies". As of December 31, 2002, the dispute was still ongoing and we determined that we could no longer exercise significant control over our operation in El Salvador and recorded our investment as a long-term asset in the balance sheet under the caption "Investment in other Securities". Accordingly, while our results of operations prior to May 1, 2001 include our proportionate share of the results of our operation in El Salvador, our results of operations for the periods from May 1, 2001 to September 15, 2003 do not include the results of our operation in El Salvador.

        On September 15, 2003, MIC's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price is guaranteed by MIC. During this period Telemóvil has an ownership interest in 30% of its own shares, while the record title remains with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, MIC regained control and began consolidating Telemóvil at 100% since September 15, 2003. The legal ownership interest of MIC remains at 70% until the final settlement date. Telemóvil's license contract was signed in September 1991 for a 15-year period. The license is automatically renewable for successive five-year periods after the initial 15-year period in the absence of default by Telemóvil under the license conditions.

        This change in accounting treatment relating to our operation in El Salvador, together with our selected divestitures over recent periods and the implementation of our debt restructuring program, may limit the comparability of our financial information and operating data. Thus, our historical financial information and operating data may not be indicative of what our results of operations, financial position or cash flows will be in the future.

    Years Ended December 31, 2003 and 2002

        The following table sets forth certain profit and loss statement items for the periods indicated.

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2003	2002
	(in thousands of U.S. dollars, except percentages)
Revenues	647,104	605,186	41,918	7%
Cost of sales	(258,002)	(259,530)	1,528	(1)%
Sales and marketing	(87,575)	(80,941)	(6,634)	8%
General and administrative expenses	(108,449)	(186,491)	78,042	(42)%
Gain from sale of subsidiaries and joint ventures, net	2,213	88,814	(86,601)	(98)%
Other operating expenses	(32,776)	(44,725)	11,949	(27)%
Operating profit	162,515	122,313	40,202	33%
Profit (loss) from investment securities	246,760	(299,963)	546,723	—
Interest expense	(135,172)	(185,959)	50,787	(27)%
Exchange gains (losses)	(45,602)	(23,483)	(22,119)	94%
Charge for taxes	(52,369)	(22,734)	(29,635)	130%
Net profit (loss) for the year	178,823	(385,143)	563,966	—

        Subscribers.    Our worldwide total cellular subscribers increased by 42% to 5,690,542 as of December 31, 2003 from 4,002,911 as of December 31, 2002. Net additions of subscribers for the year ended December 31, 2003 were 1,687,631, a 93% increase over the 873,305 additions for year ended December 31, 2002. Of the total subscribers as of December 31, 2003, 4,956,257, or 87%, were prepaid, an increase of 44% over the 3,448,269 prepaid subscribers as of December 31, 2002. Excluding El Salvador, MIC's total subscriber base increased by 31% from December 31, 2002. Our proportional subscribers increased by 45% to 4,025,577 as of December 31, 2003 from 2,784,187 as of December 31, 2002. Excluding El Salvador, MIC's proportional subscriber base increased by 28%. The three largest contributors to subscriber growth in the year ended December 31, 2003 were the operations in Pakistan, Vietnam and Guatemala with a total of 738,319 new subscribers. All of our operations experienced growth, except for Bolivia, where the number of subscribers fell due to a delay in our investment.

        The subscriber data above excludes subscribers of our divested operations.

        Revenues.    Total revenues for the year ended December 31, 2003 were $647,104,000, an increase of 7% over the year ended December 31, 2002. The increase is due to revenue growth throughout the Group's operations, the reconsolidation of El Salvador since September 15, 2003 and is reduced due to the divestment of certain operations in the second half of 2002, notably our cellular operation in the Philippines and our interest in MIC Systems, and the divestment of Colombia in February 2003. Included in total revenues for the year ended December 31, 2003 are revenues of $5,926,000 from our divested operation in Colombia, and included in total revenues for the year ended December 31, 2002 are revenues of $31,456,000 from operations divested in 2002 and $50,506,000 from our divested operation in Colombia. The three largest contributors to revenues during the year ended December 31, 2003 were our operations in Vietnam, Guatemala and Paraguay.

        Cost of sales.    Cost of sales decreased by 1% for the year ended December 31, 2003 to $258,002,000. The lower cost of sales is explained by the divestments referred to above but also by lowering costs as a result of the impact of our cost reduction program in 2002 and is, on the other hand, increased by the reconsolidation of El Salvador since September 15, 2003. For the year ended December 31, 2003, our divested operation in Colombia had consolidated cost of sales of $3,725,000, and for the year ended December 31, 2002, our operations divested in 2002 had consolidated cost of sales of $17,596,000 and our divested operation in Colombia had consolidated cost of sales of $13,763,000. As a percentage of total revenues, cost of sales for operations decreased from 44.7% for the year ended December 31, 2002 to 39.1% for the year ended December 31, 2003.

        Sales and marketing.    Sales and marketing expenses increased by 8% for the year ended December 31, 2003 to $87,575,000. This increase reflects the reconsolidation of El Salvador since September 15, 2003, the increase in sales and marketing expenses in MIC's operations and the decrease due to the divestments referred to above, which had consolidated sales and marketing expenses of $13,956,000 for the year ended December 31, 2002. Sales and marketing expenses as a percentage of total revenues were 13.5% for the year ended December 31, 2003 compared to 13.4% for the year ended December 31, 2002.

        General and administrative expenses.    General and administrative expenses decreased by 42% for the year ended December 31, 2003 to $108,449,000. The decrease is largely due to the divestments referred to above, which had consolidated general and administrative expenses of $61,906,000 for the year ended December 31, 2002, and our cost reduction program in 2002.

        Gain from sale of subsidiaries and joint ventures, net.    For the year ended December 31, 2003, we made a net gain of $2,213,000 from the sale of subsidiaries and joint ventures, down from $88,814,000 for the year ended December 31, 2002. The net gain in the year ended December 31, 2003 was due almost entirely to the sale of our operation in Colombia.

        Other operating expenses.    Other operating expenses decreased by 27% for the year ended December 31, 2003 to $32,776,000 from $44,725,000 for the year ended December 31, 2002. The decrease was mainly due to lower goodwill impairment and amortization in 2003 compared to 2002.

        Operating profit.    Total operating profit for the year ended December 31, 2003 was $162,515,000, compared with $122,313,000 for the year ended December 31, 2002 for the reasons stated above.

        Gain (loss) and valuation movement on investment in securities.    The gain and valuation movement on investment in securities for the year ended December 31, 2003 was $246,760,000 (relating to the change in market price of the Tele2 AB shares). This compares to a loss of $299,963,000 for the year ended December 31, 2002.

        Interest expenses.    Interest expense for the year ended December 31, 2003 decreased by 27% to $135,172,000 from $185,959,000 for the year ended December 31, 2002. This decrease arose primarily from the debt reduction plan that was implemented in 2003, as well as the divestment of MIC's highly leveraged operations in Colombia and the Philippines.

        Exchange gain (loss).    MIC had net exchange losses for the year ended December 31, 2003 of $45,602,000 compared to losses of $23,483,000 for the year ended December 31, 2002. In 2003, the exchange loss was mainly due to the revaluation at the year-end exchange rate of the 5% Mandatory Exchangeable Notes of SEK 2.5 billion resulting in an exchange loss of $41,820,000. In 2002, the exchange loss was mainly a result of the weakening of the U.S. dollar against the majority of currencies used by the group.

        Charge for taxes.    The net tax charge for the year ended December 31, 2003 increased to $52,369,000 from $22,734,000 in the year ended December 31, 2002. This increase is due to the increased profitability of our operations in 2003.

        Net profit (loss) for the year.    The net profit for the year ended December 31, 2003 was $178,823,000 compared to a loss of $385,143,000 for the year ended December 31, 2002 for the reasons stated above.

    Years Ended December 31, 2002 and 2001

        Our results of operations for the year ended December 31, 2001 include our proportionate share of the results of our operation in El Salvador through April 30, 2001, while the remainder of this period does not include the results of our operation in El Salvador. Our results of operations for the year ended December 31, 2002 do not include the results of our operation in El Salvador for the entire period. See "—Results of Operations" above.

        The following table sets forth certain profit and loss statement items for the years indicated.

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2002	2001
	(in thousands of U.S. dollars, except percentages)
Revenues	605,186	644,570	(39,384)	(6)%
Cost of sales	(259,530)	(274,591)	15,061	5%
Sales and marketing	(80,941)	(95,463)	14,522	15%
General and administrative expenses	(186,491)	(181,764)	(4,727)	(3)%
Gain from sale of subsidiaries and joint ventures, net	88,814	35,047	53,767	153%
Other operating expenses	(44,725)	(35,013)	(9,712)	(28)%
Operating profit	122,313	92,786	29,527	32%
Loss from investment securities	(299,963)	(15,931)	(284,032)	1783%
Interest expense	(185,959)	(209,912)	23,953	11%
Exchange losses	(23,483)	(17,313)	(6,170)	(36)%
Charge for taxes	(22,734)	(8,217)	(14,517)	(177)%
Net loss for the period	(385,143)	(138,053)	(247,090)	(179)%

        Subscribers.    Our worldwide total cellular subscribers increased for the year ended December 31, 2002 by 28% to 4,022,911 from 3,129,606 subscribers as of December 31, 2001. Of the total subscribers as of December 31, 2002, 3,448,269, or 86%, were prepaid, an increase of 37% over the 2,525,357 prepaid subscribers as of December 31, 2001. Our proportional subscribers increased 24% to 2,784,187 subscribers as of December 31, 2002 from 2,236,357 subscribers as of December 31, 2001. The three largest contributors to subscriber growth in 2002 were our operations in Cambodia, Guatemala and Vietnam with a total of 421,956 subscribers. All of our operations experienced subscriber growth except for Paraguay, where a general economic downturn impacted our operation.

        The subscriber data above excludes subscribers of our divested operations and El Salvador.

        Revenues.    Total revenues in 2002 were $605,186,000, a decrease of 6% over the previous year. The decrease was largely due to our operations in Russia and India (Madras) which were divested during 2001 and the change in consolidation method of our operation in El Salvador in May 2001. In addition, revenues were reduced by currency devaluations, in particular, a 54% decline in the value of the currency in Paraguay. In 2001, our divested operations in Russia and Madras and our operation in El Salvador had consolidated revenues of $59,089,000. The three largest contributors to revenues were our operations in Vietnam, Paraguay and Guatemala.

        Cost of sales.    Cost of sales decreased by 5% in 2002 to $259,530,000. The lower cost of sales is explained by the divestment of Madras and the Russian operations and the change in consolidation method of our operation in El Salvador in May 2001. In 2001, our divested operations in Madras and Russia and our operation in El Salvador had consolidated cost of sales of $24,724,000. In addition, during 2002, we charged $6,833,000 as an impairment against network equipment in Liberty Broadband.

        Sales and marketing.    Sales and marketing expenses decreased by 15% in 2002 to $80,941,000. This decrease reflected the large sales and marketing expenses in the prior year in connection with the digitalization of networks and the divestment of Madras and the Russian operations and the change in consolidation method of our operation in El Salvador. In 2001, our divested operations in Madras and Russia and our operation in El Salvador had consolidated sales and marketing expenses of $10,247,000. Sales and marketing expenses as a percentage of total revenues decreased from 14.8% in 2001 to 13.3% in 2002.

        General and administrative expenses.    General and administrative expenses increased by 3% in 2002 to $186,491,000. The increase was primarily due to an impairment charge of $43,333,000 that was recorded mainly for licenses in Argentina, Colombia, Peru and Venezuela. In 2001 there was an impairment charge of $21,416,000 mainly for license values.

        Gain from sale of subsidiaries and joint ventures, net.    During 2002 we made a net gain of $88,814,000 from the sale of subsidiaries and joint ventures, up from $53,767,000 compared with 2001. This was due to a gain of $87,655,000 on the sale of MIC Systems, a gain of $16,603,000 realized when the local partner in Vietnam exercised his option to purchase 10% of our interest in Vietnam and a loss of $35,988,000 on the sale of our cellular operation in the Philippines. In addition, during 2002, after obtaining certain GSM licenses for the Russian operations disposed of in 2001, we received the second payment for such operations and realized a further gain of $30,859,000. Also, in 2002, we incurred a loss of $10,294,000 on the sale of Liberty Broadband Ltd. and $21,000 on the sale of our interest in the Democratic Republic of Congo.

        Other operating expenses.    Other operating expenses increased by 28% in 2002 to $44,725,000 from $35,013,000 in 2001. The increase was mainly due to an increased goodwill impairment charge in respect of Colombia and Argentina as we recognized a difference between the recoverable amount and the carrying amount of our goodwill. Goodwill amortization remained relatively constant during 2002 at $7,865,000 compared to $8,090,000 in 2001. Corporate costs decreased from $25,271,000 in 2001 to $21,591,000 in 2002, reflecting the reorganization of the regional offices and our cost reduction program during the year.

        Operating profit.    Total operating profit for the year ended December 31, 2002 was $122,313,000, compared with $92,786,000 in 2001, an increase of 32% for the reasons stated above.

        Loss and valuation movement on investment in securities.    The loss and valuation movement on investment in securities increased from $15,931,000 in 2001 to $299,963,000 in 2002. During 2002, Millicom recorded a realized loss of $168,818,000 compared to $15,931,000 in 2001 on the sale of shares in Tele2 AB, as Millicom sold parts of its investment in Tele2 AB at a loss in order to meet liquidity needs. In 2002, we also recognized a prolonged decline in our remaining investment in Tele2 AB of $119,138,000 recorded in the profit and loss account. In addition, during 2002, we recognized an impairment on our investments in Modern Holdings Incorporated (formerly known as XSource) and Great Universal, Inc., totaling $12,077,000 due to uncertainty concerning its recoverability. See Note 22 of the "Notes to the Consolidated Financial Statements".

        Interest expenses.    Interest expense for the year ended December 31, 2002 decreased by 11% to $185,959,000 from $209,912,000 in 2001. This decrease arose from the repayment of debt during the year and, to a lesser extent, from the repurchase of $44,000,000 nominal value of our 13.5% Senior Subordinated Notes.

        Exchange losses.    Net exchange losses for the year ended December 31, 2002 were $23,483,000 compared to $17,313,000 for 2001, an increase of 36% largely due to the sharp devaluation of the peso in Argentina and losses on the Toronto Dominion loan which was denominated in Swedish krona.

        Charge for taxes.    The net tax charge for 2002 increased to $22,734,000 from $8,217,000 in 2001 for two reasons. Firstly, increased profitability throughout the group resulted in higher tax charges in 2002. Secondly, a tax provision that was established at the date of the formation of the group was reversed, significantly reducing the tax charge in 2001. See "Certain Relationships and Related Party Transactions—History and Merger Warrants".

        Net loss for the year.    The net loss for the year ended December 31, 2002 was $385,143,000 compared to $138,053,000 in 2001 for the reasons stated above.

Geographical Segment Information

        The table below sets forth our revenue by geographical segment for the periods indicated.

	Year Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
MIC Asia	280,956	223,740	201,744
Of which divested	—	1,113	5,878
MIC Latin America	270,664	277,554	315,321
Of which divested	5,926	50,506	45,889
MIC Africa	84,858	62,011	53,214
Other	10,626	15,671	11,945
Of which divested	250	3,620	3,511
MIC Systems (divested in 2002)		28,186	26,300
FORA Telecom (Russia) (divested in 2001)	—	—	37,716
Unallocated items	—	41	15
Inter-segment eliminations	—	(2,017)	(1,685)

Total revenue	647,104	605,186	644,570

        The table below sets forth our revenue by geographical segment, in percent of total revenues, for the periods indicated.

	2003	2002	2001
MIC Asia	43%	37%	31%
MIC Latin America	42%	46%	49%
MIC Africa	13%	10%	8%
Other	2%	2%	2%
MIC Systems (divested in 2002)	0%	5%	4%
FORA Telecom (divested in 2001)	0%	0%	6%

Total	100%	100%	100%

Liquidity and Capital Resources

    Overview

        We believe our working capital is sufficient for our present requirements.

        As at December 31, 2002, on a consolidated basis, we had total outstanding debt and other financing of $1,228,575,000. Of the total indebtedness of the combined ventures, $189,395,000 represented indebtedness secured by pledged assets, letters of credit or MIC guarantees.

        As a result of liquidity concerns resulting from our substantial indebtedness in 2002, we implemented a restructuring program in 2003. The restructuring program included, in addition to divesting selected assets, (1) the issuance of $562 million principal amount of 11% Senior Notes and $64 million principal amount of 2% Senior Convertible PIK Notes in exchange for $776 million principal amount of 13.5% Senior Subordinated Notes; (2) the issuance by our subsidiary, Millicom Telecommunications, of approximately $310 million principal amount of 5% Mandatory Exchangeable Notes, exchangeable into shares of Tele2 AB; (3) the repurchase in private transactions of $57 million and the redemption of $110 million principal amount of the 11% Senior Notes and (4) the issuance of $550 million of 10% Senior Notes. The interest obligations in respect of the Mandatory Exchangeable Notes are secured by U.S. government treasury STRIPS, which were purchased by us with a portion of the net proceeds from the offering.

        As at December 31, 2003, we had total consolidated outstanding debt and other financing of $1,276,865,000. Of this amount,

  •
  $536,036,000, net of deferred financing fees, was in respect of the 10% Senior Notes;

  •
  $50,923,000 was in respect of the 2% Senior Convertible PIK Notes;

  •
  $327,635,000, net of deferred financing fees, was in respect of the 5% Mandatory Exchangeable Notes—debt component;

  •
  $103,457,000 was in respect of the embedded derivative on the 5% Mandatory Exchangeable Notes;

  •
  $258,814,000 was in respect of the indebtedness of our ventures.

        The outstanding amount under the Toronto Dominion Securities facility was repaid in full in July 2003 with the proceeds of the 5% Mandatory Exchangeable Notes. See "Operating and Financial Review and Prospects—Description of Certain Indebtedness—Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes". The proceeds from the 5% Mandatory Exchangeable Notes were also used to repurchase $57 million and redeem $110 million principal amount of the 11% Senior Notes and to purchase U.S. government treasury STRIPS to secure interest payments on the 5% Mandatory Exchangeable Notes.

        The 2% Senior Convertible PIK Notes were convertible at any time into MIC common stock at a conversion price of $2.69 per share ($10.75 before the February 2004 stock split). On April 26, 2004 MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each.

        On November 25, 2003, we used approximately $273 million of the proceeds of the offering of the 10% Senior Notes to acquire 11% Senior Notes tendered on or prior to November 18, 2003 in connection with our tender offer and consent solicitation in respect of the 11% Senior Notes. On December 10, 2003, we used approximately $143.8 million of the net proceeds of the 10% Senior Notes offering to redeem in full the outstanding 11% Senior Notes. We also fully redeemed the 13.5% Senior Subordinated Notes on December 29, 2003 with another portion of the net proceeds of such offering. As of December 31, 2003, a liability of $103,457,000 was recorded in respect of the embedded derivative on the 5% Mandatory Exchangeable Notes.

        We expect to meet our payment obligations on our outstanding debt through operating income and cash flows from our operations.

        At the venture level, we seek, in the long term, to finance the costs of developing and expanding cellular operations on a project-by-project basis. Ventures are typically financed initially by contributions from MIC in the form of equity and, in some cases, debt. In many cases, we seek to replace such debt with third party financing, which after the initial stages of a venture's development, is typically non-recourse to MIC. Sources of financing at the venture level have included vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation ("IFC") and the Overseas Private Investment Corporation ("OPIC"), bank lines of credit and sales of equity and debt issued by the venture companies.

        We seek to obtain financing at a venture level in the relevant local currency so as to limit the impact of currency fluctuations, although this is not always possible.

    Cash Flows

        For the year ended December 31, 2003, cash provided by operating activities was $184,360,000, compared to $72,581,000 for the year ended December 31, 2002. The increase is mainly due to increased operating profits and lower interest payments.

        Cash used by investing activities was $95,589,000 for the year ended December 31, 2003, compared with cash generated by investing activities of $141,665,000 for the year ended December 31, 2002. The decrease is mainly due to lower proceeds from the sale of subsidiaries and joint ventures and lower proceeds from the disposal of investments in securities in 2003 as well as higher purchases of investment in securities and lower purchases of property, plant and equipment.

        Financing activities used total cash of $11,638,000 for the year ended December 31, 2003, compared with $199,780,000 for the year ended December 31, 2002. In 2003, as a result of the debt restructuring activities, we repaid debt of $899,008,000 while raising an additional $969,607,000 through the issuance of new debt and financing.

        The net cash inflow in the year ended December 31, 2003 was $78,378,000 compared with an inflow of $14,175,000 for the year ended December 31, 2002. Millicom had a closing cash and cash equivalents balance of $148,829,000 as of December 31, 2003.

        In 2002, cash provided by operating activities was $72,581,000, compared with $103,969,000 in 2001. The decrease is mainly due to an additional payment of interest on the 13.5% Senior Subordinated Notes.

        Cash generated by investing activities was $141,665,000 in 2002, compared with a $167,074,000 usage of cash in 2001. During 2002, we sold part of our interest in Tele2 AB, realizing proceeds of $167,238,000. In addition, we realized net proceeds of $114,271,000 on the sale of MIC Systems and the final cash received for the Russian operation after expenses amounted to $27,547,000. The main outflow in 2002 was the purchase of tangible fixed assets for $135,818,000, consisting principally of network equipment. This was to expand coverage and upgrade to new technologies, such as GSM, and was a decrease from $192,177,000 in 2001.

        Financing activities used total cash of $199,780,000 in 2002, compared with cash provided of $22,576,000 in 2001. In the course of 2002, we used $363,584,000 to repay debt while raising an additional $182,828,000 through the issuance of debt and other financing.

        The net cash generated in 2002 was $14,175,000 compared with an outflow of $38,645,000 in 2001. We had closing cash and cash equivalents balance of $70,451,000 as of December 31, 2002.

        In recent years, we have sold certain operations and shares in Tele2 AB in order to provide funding and to reduce indebtedness. We may make further asset sales from time to time, by means of selling all or a part of any existing operation for strategic reasons. Our ability to continue to make asset sales may be restricted by covenants contained in financing agreements, which would require the consent of the lenders to amend.

    Investments, Capital Expenditures and Divestments

        Investments.    In September 2003, MIC's operation in El Salvador, Telemovil, entered into a share purchase agreement (the "Agreement") with the minority shareholders of Telemovil. The Agreement provides for the acquisition by Telemovil of 30% of its own shares for a consideration of $70,000,000 payable over a period of a maximum of 6 years and an annual dividend premium of $1,000,000, with a corresponding net present value of $67,371,000. Based on this agreement, MIC regained control and started reconsolidating Telemovil at 100% since September 15, 2003.

        In 2003, MIC increased its holding in its operation in Tanzania from 57% to 59.4%.

        In November 2002, we acquired the remaining 30% shareholding in Millicom (Ghana) Limited for a purchase price of $190,000. We also issued a call option to the former shareholder. The option allows the holder to reacquire the 30% equity stake which he sold to MIC in 2002. The option is exercisable from June 2005 to June 2007.

        During 2002, we increased our ownership in Celcaribe, our cellular operation in Colombia to 95.4% as of December 31, 2002, through partial repayment of Celcaribe's debt, which was treated as a capital increase, and through a capital increase. We subsequently sold our interest in Celcaribe in February 2003.

        In 2002, we invested $500,000 in our new venture in Laos.

        In the first quarter of 2001, we increased our beneficial ownership in Celtel Honduras from 25% to 50%.

        In May 2001, a 15% interest in Telemóvil was put to us for a price of $29.2 million. This increased our interest in Telemóvil El Salvador to 70%.

        In March and September 2001, certain shareholders in Celcaribe put a part of their interest to us for a consideration of $20.1 million. In addition, we contributed to a capital increase in Celcaribe. As a result of the above, as at December 31, 2001, our ownership in Celcaribe had increased to 92.7% from 73.2% at December 31, 2000.

        Divestments.    In February 2003, we sold our interest in Celcaribe (Colombia) for consideration of $9,876,000, realizing a gain of $1,819,000.

        In the first half of 2003, we sold 1,044,129 B shares in Tele2 AB to Kinnevik realizing proceeds of $33,291,000.

        Following the sale of our interest in FORA Telecom BV during 2001, we received an additional $30 million in cash proceeds for the reasons described below. In addition, certain loans for which we were liable were settled at less than their carrying value. The amount realized on these less costs incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

        In December 2002, we sold our cellular operation in the Philippines for a nominal sum, recognizing a loss of $35,988,000.

        In November 2002, we completed the disposal of MIC Systems, including Mach, realizing a gain of $87,655,000.

        In September 2002, we sold our interest in our cellular operation in the Democratic Republic of Congo, recognizing a loss of $21,000.

        In September 2002, we sold our 100% interest in Liberty Broadband Ltd. (formerly known as Tele2 UK), recognizing a loss of $10,294,000.

        In July 2002, our partner in our cellular operation in Vietnam exercised its options to purchase 10% of the share capital of the company. We recognized a gain of $16,603,000 on this transaction.

        In May 2002, we sold a 17% interest in MIC Systems BV, the parent company of Mach, to Kinnevik for a total consideration of $17,000,000 in order to make a repayment on the Toronto Dominion financing. In November 2002, we sold our remaining 83% interest in the subsidiaries of MIC Systems BV for a total consideration of approximately $97,000,000. These proceeds were mainly used to meet our interest obligation on our outstanding 13.5% Senior Subordinated Notes.

        During the course of 2002, we sold 8,743,110 Tele2 AB class B shares, recognizing a loss of $168,818,000. The proceeds were used to make repayments on the Toronto-Dominion financing and to meet our interest obligation on our outstanding 13.5% Senior Subordinated Notes.

        During 2001, we sold 3,513,000 Tele2 AB class B shares realizing net proceeds of $125.2 million, resulting in an approximate net loss of $15,931,000 over the average book value.

        In November 2001, we sold 100% of our interest in FORA Telecom BV, our Russian cellular telephony operations, to Tele2 AB. The agreement called for $80 million of Tele2 AB class B shares, (corresponding to 2,461,449 Tele2 AB class B shares), to be exchanged for the assets plus a maximum of an additional $30,000,000 depending on the outcome of GSM license applications for three of our existing cellular telephony operations in Russia. Upon execution of the sale agreement, we agreed to assign deposits held for loans by Banque Invik and waived all intercompany balances between the Russian operations and ourselves. The total disposal resulted in a $6.7 million non-cash gain recognized in 2001.

        In September 2001, we sold our 24.5% stake in SkyCell Communications Limited, the Indian cellular company operating in Chenai (formerly known as Madras), to Bharti Tele-Ventures Limited. The sale resulted in a $28,354,000 gain.

Capital Expenditure

        Our capital expenditure by geographical region has been as follows during the periods indicated:

	For the Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)
MIC Asia	57,757	39,991	67,000
MIC Latin America	22,057	33,379	81,612
MIC Africa	24,002	16,248	18,411
MIC Systems	—	774
Other	12	7,382	12,498

Total	103,828	97,774	179,521

        The main expenditures were for the introduction of digitalization in Latin America, Asia and Africa and the expansion of existing networks both in terms of areas covered and capacity.

        Based on existing operations and current conditions, we expect to incur capital expenditures of approximately $150,000,000 over the next 12 months.

        We expect to direct our capital expenditures towards the roll out of GSM in Paraguay, Guatemala, Honduras, El Salvador and Pakistan in 2004, and to provide additional capacity to meet expected subscriber demand.

        We expect to fund such expenditures from operating cash flow.

    Gain and Loss on Exchange, Disposal and Write-down of Assets

Market	Ownership	Approximate Population Covered	Number of Subscribers	Price(3)	Debt Assumed by Purchaser		Date of Sale
		(millions)		($ millions)
Colombia	95.4%	8.7	237,686	99.0	86.5		February 2003
MIC Systems	100%	—	—	114.0	—		May 2002 and November 2002
Democratic Republic of Congo	50.9%	55.2	—	1.5	—		September 2002
Philippines(1)	40.0%	84.0	29,896	nominal	29.5	(2)	December 2002
Russia	From 20%	47.5	236,516	110.0	—		November 2001
	to 100%
India—Madras	24.5%	5.7	99,023	21.1	—		September 2001

(1)
MIC had an additional beneficial ownership of 7.9% through intermediary holding companies.

(2)
The debt figure above is 100% of the operation's external debt.

(3)
Includes debt assumed by purchaser.

    Operational financing

        At the venture level there are a number of significant debt financings, described in detail at "Description of Certain Indebtedness—Operational Financing".

        In June 2001, Telecel, our Bolivian operation, signed financing agreements in the amount of $25,000,000 with the International Finance Corporation ("IFC") and $10,000,000 with the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V. ("FMO"), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel signed a financing agreement in the amount of approximately $10,000,000 with Bayerische Landesbank Girozentrale ("Bayerische"). All three of these financings are guaranteed by MIC. The IFC and FMO financings bear interest at LIBOR plus 3.00% and are repayable in installments beginning in December 2002 until December 2006. The Bayerische financing bears interest at LIBOR plus 0.90%. Among other things, each financing requires Telecel to maintain certain financial covenants, namely a debt to equity ratio, debt to EBITDA ratio and long-term debt service coverage. Since April 1, 2002, Telecel has been in breach of the debt to EBITDA ratio and the long-term debt service coverage contained in each of the three facilities, and the outstanding balances have been re-classified as short-term financing. Telecel has entered into a standstill agreement with the IFC, FMO and Bayerische pursuant to which each has agreed, absent a deterioration in the credit of Telecel or MIC, not to accelerate payment of the obligations under their respective facilities until Telecel's 2003 audited financials become available, so long as MIC continues to assist Telecel in making scheduled repayments. There can be no assurance, however, that Telecel will be able to resolve this matter satisfactorily or that the lenders will not seek to accelerate repayment of the outstanding balances upon expiration of the standstill agreements. As of December 31, 2003, $28,765,000 was outstanding related to these financings.

    Corporate financing

        In June 1996, MIC issued $962,000,000 principal amount at maturity of 13.5% Senior Subordinated Notes due June 2006. The 13.5% Senior Subordinated Notes were issued at 52.075% of their principal amount, and the purchase discount on the Senior Subordinated Notes accreted at a rate of 13.5% compounded semiannually from issuance until June 1, 2001. The net cash proceeds to MIC from the issuance of the 13.5% Senior Subordinated Notes, after deducting discount and estimated expenses, were $483,433,000. The 13.5% Senior Subordinated Notes began accruing cash interest on June 1, 2001 at a rate of 13.5%.

        During 2002, MIC purchased 13.5% Senior Subordinated Notes with a face value of $44,000,000 at market prices at the time. As of December 31, 2002, MIC had offset $5,461,000, as compared with $7,399,000 in 2001, of deferred financing fees against the value of the 13.5% Senior Subordinated Notes.

        As of December 31, 2002, MIC had total consolidated debt of $1,228,575,000 which required substantial free cash flows (i.e., cash flows generated from operations and available for repayment of debt and interest) to finance interest payments. During 2002, operating cash flows available to MIC were insufficient to pay interest on the 13.5% Senior Subordinated Notes as it became due, and there was a risk that the cash flows generated and our planned dispositions would be insufficient to pay the interest on the 13.5% Senior Subordinated Notes as it became due. Reflecting the risks involved with our leverage, the market price of the 13.5% Senior Subordinated Notes had traded significantly below par value. In order to reduce the extent of our payments, on January 21, 2003, MIC made an exchange offer and consent solicitation to holders of the 13.5% Senior Subordinated Notes. On May 8, 2003, MIC announced the closing of this offer with the tendering of approximately 85% of the 13.5% Senior Subordinated Notes. Under the terms of this exchange, holders who tendered their 13.5% Senior Subordinated Notes received $720 of our newly issued 11% Senior Notes due 2006 and $81.70 of our newly issued 2% Senior Convertible PIK Notes due 2006 per $1,000 of 13.5% Senior Subordinated Notes. In addition, in consideration for consenting to certain amendments to the indenture under which the 13.5% Senior Subordinated Notes were issued, eligible holders who consented to the amendments to the indenture received $50.00 in cash for each $1,000 in principal amount of 13.5% Senior Subordinated Notes they tendered. Following the successful completion of the exchange offer, MIC had significantly reduced its overall level of indebtedness and interest burden, improved its near-term liquidity position and created greater ongoing financial and operating flexibility.

        On August 8, 2003, our subsidiary, Millicom Telecommunications S.A., issued for an aggregate value of SEK 2,555,994,000 ($310 million) 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into our Tele2 AB shares and in respect of which no cash repayment of principal is required. In addition, our interest obligations in respect of the Mandatorily Exchangeable Notes have been secured by U.S. government treasury STRIPS, which were purchased by us with a portion of the net proceeds from the offering. We used remaining proceeds from the Mandatorily Exchangeable Notes in part to repurchase and redeem $167 million of the 11% Senior Notes.

        We used a portion of the net proceeds from our recent $550,000,000 offering of 10% Senior Notes to repay in full $395 million of the 11% Senior Notes and used another portion of such net proceeds to repay in full $137 million of the 13.5% Senior Subordinated Notes, which in each case were outstanding as of the date of such offering. See "Liquidity and Capital Resources—Overview".

        As of December 31, 2003, our total consolidated indebtedness was $1,276,865,000 (including the embedded derivative on the 5% Mandatory Exchangeable Notes for an amount of $103,457,000) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $1,095,156,000.

        On April 26, 2004 MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each.

        During the years ended December 31, 2001 and 2002, we upstreamed $55.1 and $96.7 million, respectively, of which $3.4 million and $8.8 million, respectively, was from divested operations. For the year ended December 31, 2003, we upstreamed $129.3 million.

    Other Short-Term Liabilities

        As of December 31, 2003, we had a total of $403,413,000 of short-term liabilities, including $132,664,000 of short-term debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

        As of December 31, 2003, we had commitments to purchase within one year network equipment, land and buildings and other fixed assets with a value of $39,472,000 from a number of suppliers.

        As of December 31, 2003, we had outstanding letters of credit and guarantees of $29,187,000 and $124,410,000, respectively.

Contractual Obligations

        We have various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes our obligations under these contracts due by period as of December 31, 2003.

	Within 1 year	Within 2–3 years	Within 4–5 years	After 5 years	Total
		(in thousands of U.S. dollars)
Debt	132,664	505,640	15,565	573,074	1,226,943
Operating leases	310	417	237	125	1,089
Financial leases	137	23	—	—	160
Capital expenditure	39,472	—	—	—	39,472

Total	172,583	506,080	15,802	573,199	1,267,664

        The following table summarizes our obligations under these contracts due by period as of December 31, 2002.

	Within 1 year	Within 2–3 years	Within 4–5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt	156,666	143,119	935,342	1,807	1,236,934
Operating leases	246	427	295	196	1,164
Financial leases	290	164	2	—	456
Capital expenditure	11,867	—	—	—	11,867

Total	169,069	143,710	935,639	2,003	1,250,421

Off-balance Sheet and Other Arrangements

        The Tele2 AB class B shares underlying the 5% Mandatory Exchangeable Notes have been lent to Deutsche Bank AG London pursuant to a securities lending arrangement. Deutsche Bank AG London may sell or on-lend the Tele2 AB class B shares it has borrowed from Millicom Telecommunications under the securities lending agreement. Deutsche Bank AG London is contractually required to deliver to Millicom Telecommunications such Tele2 AB class B shares upon requisite notice to Deutsche Bank AG London by Millicom Telecommunications, if (1) Millicom Telecommunications requires Tele2 AB class B shares to satisfy its obligations from time to time to deliver Tele2 AB class B shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders or (2) specified bankruptcy related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London of its obligations under the securities lending agreement have occurred. Millicom

Telecommunications is obligated to deliver Tele2 class B shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications Tele2 class B shares. Millicom Telecommunications' obligations in respect of the delivery of those shares has not been guaranteed by MIC. See "Operating and Financial Review and Prospects—Description of Certain Indebtedness—Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes".

        MIC has a number of commitments and contingencies, as described in Note 28 to the consolidated financial statements.

Description of Certain Indebtedness

    10% Senior Notes

        On November 24, 2003, MIC issued $550 million aggregate principal amount of 10% Senior Notes due 2013. The 10% Senior Notes were issued pursuant to an indenture dated November 24, 2003 between MIC and The Bank of New York, as Trustee (the "10% Senior Notes Indenture").

        The 10% Senior Notes are senior, unsecured obligations of MIC. The 10% Senior Notes bear interest at 10% per annum, payable semiannually in arrears on June 1 and December 1 of each year, with a final maturity on December 1, 2013. The interest on the 10% Senior Notes is payable in cash.

        At any time and from time to time on or after December 1, 2008, MIC may redeem the 10% Senior Notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

12-month period commencing December 1 in Year	Percentage
2008	105.000%
2009	103.333%
2010	101.667%
2011 and thereafter	100.000%

        At any time and from time to time prior to December 1, 2006, MIC may redeem 10% Senior Notes with the net cash proceeds received by it from any sale of its common stock at a redemption price equal to 110% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the 10% Senior Notes (including additional notes, if any, issued under the 10% Senior Notes Indenture); provided that

(1)
in each case the redemption takes place not later than 90 days after the closing of such sale, and

(2)
not less than 65% of the original principal amount of the 10% Senior Notes (including additional notes, if any, issued under the 10% Senior Notes Indenture) remains outstanding immediately thereafter.

        The 10% Senior Notes may also be redeemed at MIC's option in whole, but not in part, at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, and other amounts due to the date of redemption, if MIC (or its successor) becomes obligated to pay certain additional amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of Luxembourg (or such successor's jurisdiction) or their respective political subdivisions or taxing authorities, or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective after the issue date of the 10% Senior Notes (or the date such successor assumes MIC's obligations under the 10% Senior Notes).

        The 10% Senior Notes Indenture contains certain covenants that, among others, restrict our ability to (i) incur additional debt; (ii) make certain payments, including dividends or other distributions, with respect to our capital stock, or prepayments of subordinated debt; (iii) make certain investments or sell assets; (iv) create certain liens or engage in sale and leaseback transactions; (v) provide guarantees for certain debt; (vi) enter into restrictions on the payment of dividends and other amounts; (vii) engage in certain transactions with affiliates; (viii) incur indebtedness other than at the MIC or operating subsidiary levels; (ix) consolidate, merge or transfer all or substantially all our assets; and (x) enter into other lines of business.

        Upon the occurrence of a change of control triggering event, which is defined in the 10% Senior Notes Indenture as a rating decline and change of ownership, holders of the 10% Senior Notes may require MIC to purchase all or a portion of the 10% Senior Notes at a purchase price of 101% of the stated principal amount of the 10% Senior Notes, plus accrued and unpaid interest, if any, on the 10% Senior Notes to the date of purchase.

        Under the 10% Senior Notes Indenture, MIC may not incur indebtedness unless the "leverage ratio" would be less than 4 to 1. The leverage ratio is the ratio of the consolidated principal amount of net debt outstanding to four times operating income. Even if MIC ceases to meet the leverage ratio requirement, it may incur debt under several "debt baskets" as set forth in the 10% Senior Notes Indenture.

    13.5% Senior Subordinated Notes

        In June 1996, MIC issued $962,000,000 principal amount at maturity of 13.5% Senior Subordinated Notes. MIC redeemed the 13.5% Senior Subordinated Notes in their entirety on December 29, 2003 in connection with the exchange offer and consent solicitation to holders of the 13.5% Senior Subordinated Notes. See "Recent Developments—Results of Tender Offer and Consent Solicitations" and "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Corporate Financing" above.

    11% Senior Notes and 2% Senior Convertible PIK Notes

        In May 2003, MIC issued $562 million of 11% Senior Notes due 2006 and approximately $64 million of 2% Senior Convertible PIK Notes due 2006 in exchange for $776 million of 13.5% Senior Subordinated Notes. The 11% Senior Notes were issued pursuant to an indenture dated May 8, 2003 between MIC and The Bank of New York, as Trustee, and the 2% Senior Convertible PIK Notes were issued pursuant to an indenture dated May 8, 2003 between MIC and The Bank of New York, as Trustee (the "2% Senior Convertible PIK Notes Indenture").

        The 11% Senior Notes and the 2% Senior Convertible PIK Notes have been redeemed in full and are no longer outstanding. See "Recent Developments—Results of Tender Offer and Consent Solicitations" and "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview".

        On March 19, 2004 MIC formally requested the Trustee of the 2% PIK Notes to call the entire outstanding amount of the 2% PIK Notes for redemption in cash in accordance with the terms of the indenture covering the 2% PIK Notes. On April 26, 2004 MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each. See "Recent Developments—Results of Tender Offer and Consent Solicitations".

Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications, MIC's wholly owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) 5% Mandatory Exchangeable Notes, which are exchangeable into Tele2 AB class B shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 8,968,400 of the 8,968,414 Tele2 AB class B shares which MIC beneficially owned through Millicom Telecommunications at the time of the offering of the 5% Mandatory Exchangeable Notes. The number of Tele2 AB class B shares that Millicom Telecommunications is obligated to deliver upon exchange of the 5% Mandatory Exchangeable Notes is based on a formula that takes into account the market price of the Tele2 AB class B shares prior to any exchange. Under the formula, Millicom Telecommunications could retain up to 30% of the increase in value of the Tele2 AB class B shares over the designated reference price of SEK 285 per share. As a result, at August 6, 2006 or earlier, if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications could own up to approximately 23% of the 8,968,400 Tele2 AB class B shares underlying the 5% Mandatory Exchangeable Notes.

        The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum. The aggregate U.S. dollar equivalent amount at the time of issuance of the 5% Mandatory Exchangeable Notes was approximately $310 million.

        The 5% Mandatory Exchangeable Notes may be exchanged voluntarily at the option of the noteholder at any time during the period commencing on September 17, 2003 and ending on the 25th trading day prior to August 7, 2006, which is expected to be July 11, 2006. In addition, the 5% Mandatorily Exchangeable Notes may be exchanged voluntarily at the option of the holder in the event of certain changes in tax laws and in the event of a takeover offer in respect of Tele2 AB.

        Unless otherwise previously redeemed and exchanged or purchased and canceled, each 5% Mandatory Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications on August 7, 2006. If an event of default occurs under the trust deed governing the 5% Mandatory Exchangeable Notes, Millicom Telecommunications will be required to redeem and exchange the outstanding 5% Mandatory Exchangeable Notes in whole but not in part.

        Millicom Telecommunications' obligations in respect of the exchange of the 5% Mandatory Exchangeable Notes have been secured by, among other things:

  •
  an assignment of all of Millicom Telecommunications' rights, title and interest in and to the securities lending agreement described below pursuant to which Millicom Telecommunications has loaned to Deutsche Bank AG London 8,968,414 Tele2 AB class B shares;

  •
  a pledge agreement and a first fixed charge over all Tele2 AB class B shares redelivered to Millicom Telecommunications by Deutsche Bank AG London under the securities lending agreement; and

  •
  a fixed charge over Millicom Telecommunications' rights, title and interest in all other property delivered to Millicom Telecommunications by Deutsche Bank AG London under the securities lending agreement.

        Millicom Telecommunications has secured its obligations in respect of interest payments under the 5% Mandatory Exchangeable Notes by granting a security interest in certain U.S. Treasury STRIPS which were purchased by Millicom Telecommunications with a portion of the net proceeds of the offering. Millicom Telecommunications S.A. may not dispose of such securities without the consent of the trustee under the trust deed governing the 5% Mandatory Exchangeable Notes. Millicom Telecommunications' obligations to pay interest on the 5% Mandatory Exchangeable Notes, including additional amounts payable to noteholders if cash dividends or other cash distributions are made in respect of the Tele2 AB class B shares, have been guaranteed by MIC. Under the terms of the 5% Mandatory Exchangeable Notes, Millicom Telecommunications will be required to pay to the noteholders an amount equal to the amount of any cash dividend or distribution on the Tele2 AB class B shares underlying the exchangeable notes.

        Of the net proceeds of the offering of 5% Mandatory Exchangeable Notes, which amounted to SEK 2,483 million ($300.3 million), Millicom Telecommunications used $45.3 million to purchase U.S. Treasury STRIPS for purposes of securing the payment of interest on the 5% Mandatory Exchangeable Notes and approximately $60 million to repay borrowings under a short-term credit facility which had been used to refinance Millicom Telecommunications' facility with Toronto Dominion Securities.

        Pursuant to the securities lending agreement entered into with Deutsche Bank AG London (the "Securities Lending Agreement"), Millicom Telecommunications agreed to lend to and delivered to Deutsche Bank AG London, on or about July 22, 2003, 8,968,414 Tele2 AB class B shares, of which 8,968,400 currently remain borrowed. Deutsche Bank AG London may sell or on-lend the Tele2 AB class B shares it has borrowed from Millicom Telecommunications under the Securities Lending Agreement, subject to compliance with applicable securities laws. Millicom Telecommunications may require Deutsche Bank AG London to deliver to it Tele2 AB class B shares by providing requisite notice to Deutsche Bank AG London, if (i) Millicom Telecommunications requires Tele2 AB class B shares to satisfy its obligations from time to time to deliver Tele2 AB class B shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders or (ii) specified bankruptcy related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London of its obligations under the Securities Lending Agreement have occurred. Under the Securities Lending Agreement, Deutsche Bank AG London has agreed that if any dividends or other distributions are made in relation to the borrowed Tele2 AB class B shares, it shall pay and deliver to Millicom Telecommunications a sum of money or property equivalent to the dividends or distributions. We have been informed by our advisors that, while the issue is not free from doubt, the Securities Lending Agreement may have inadvertently resulted in a technical breach of certain negative covenants relating to transfers of assets contained in the respective indentures governing the 11% Senior Notes and the 2% Senior Convertible PIK Notes. On November 13, 2003, we announced that, pursuant to a tender offer and consent solicitation in respect of the 11% Senior Notes and a consent solicitation in respect of the 2% Senior Convertible PIK Notes, we had received the requisite consents of the holders of the relevant notes to the waiver of this possible past default arising from the 5% Mandatory Exchangeable Notes and the Securities Lending Agreement. See "Recent Developments—Results of Tender Offer and Consent Solicitations".

Other Debt

        A portion of MIC's share of the indebtedness of its ventures is secured by cash deposits and standby letters of credit issued at the request of, and guaranteed by, MIC. Such corporate guarantees, cash deposits and standby letters of credit issued at MIC's request and guaranteed by MIC secured liabilities of $124,410,000 at December 31, 2003.

Operational financing

  Bolivia

        Telecel financed the expansion and further digitalization of its cellular network and refinanced existing debt by borrowings under:

  •
  a loan agreement dated June 1, 2001 with the IFC. The loan agreement provides for facilities of up to $25,000,000 and is comprised of three term loan facilities, which we refer to as the A Loan, the B Loan and the C Loan. The A Loan was in the amount of $10,000,000, the B Loan was in the amount of $10,000,000 and the C Loan was in the amount of $5,000,000. The C Loan is subordinate and junior in right of payment to the senior debt of Telecel, including the A Loan and the B Loan. Telecel borrowed the full amount under each loan. Each loan bears interest at LIBOR plus 3.00%. Certain additional interest amounts are payable in respect of the C Loan. Payments of principal and interest in respect of the A Loan are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2006. Payments of principal and interest in respect of the B Loan are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2005. Payments of principal and interest in respect of the C Loan are repayable on December 15, 2006. The loan agreement contains financial covenants, including covenants to maintain minimum ratios of senior debt to EBITDA, long-term debt to debt service coverage and senior debt to equity.

  •
  a loan agreement dated June 11, 2001 with the FMO. The loan agreement provides for facilities of up to $10,000,000. The loan bears interest at LIBOR plus 3.0%. In September 2003, Telecel and FMO entered into an amendment to this agreement whereby the interest charged for the period between April 1, 2002 and June 16, 2003 and for the period beginning June 17, 2003 was increased by .75% and 2.00%, respectively. Payments of principal and interest in respect of the loan are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2005. The loan agreement contains the same covenants to maintain certain financial ratios as the loan with the IFC.

  •
  a loan agreement dated November 5, 2001 with Bayerische. The loan agreement provides for facilities of up to $10,361,228 and is comprised of two term loan facilities, which we refer to as Tranche I and Tranche II. The loan bears interest at LIBOR plus 0.90%. Each loan is repayable in 10 equal, consecutive semiannual installments, the first of which was paid on June 15, 2002. The loan agreement contains the same covenants to maintain certain financial ratios as each of the loans with the IFC and the FMO.

        MIC has guaranteed each of these loans, and debt owed by Telecel to MIC is subordinated in right of payment to the loans. As security for its obligations under these loans, Telecel has also granted a security interest in respect of certain of its assets.

        Since April 1, 2002, Telecel has been in breach of certain financial covenants contained in each of the three facilities. Telecel has entered into a standstill agreement with the IFC, FMO and Bayerische pursuant to which each has agreed, absent a deterioration in the credit of Telecel or MIC, not to accelerate payment of the obligations under their respective facilities until Telecel's 2003 audited financials become available, so long as MIC continues to assist Telecel in making scheduled repayments. There can be no assurance, however, that Telecel will be able to resolve this matter satisfactorily or that any of the lenders will not seek to accelerate repayment of the outstanding balances upon expiration of the standstill agreements.

  Guatemala

        In connection with the purchase of GSM equipment, Comcel entered into a facility agreement dated September 8, 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provides for an amortizing seven-year term loan facility in an aggregate principal amount of Quetzal 400,000,000 (approximately $40,000,000). Amortization payments are payable semiannually in the amount of Quetzal 33,333,000 each and are scheduled to begin in March 2005. Interest is payable at an annual rate of 8.00% for the first year of the loan and is subject to adjustment semiannually thereafter. The facility agreement contains financial covenants, including covenants to maintain minimum debt to EBITDA and debt service coverage ratio, as well as negative covenants that restrict Comcel's ability to, among others things, pay dividends.

  El Salvador

        In connection with the acquisition by Telemovil El Salvador of 30% of its own shares a debt of $51,517,000 is outstanding as of December 31, 2003. This debt is guaranteed by MIC.

  Pakistan

        In 2003, Pakcom entered into a long-term financing agreement with National Bank of Pakistan for an amount of Rupees 1,250 million (approximately $21,834,000) bearing interest at 4.1% repayable in 2007.

        During 2003 Paktel entered into a Sale and Purchase Agreement of its existing and future receivables with SPV Limited, a special purpose vehicle incorporated in Pakistan. The total receivables sold amount to Rupees 1,308 million (approximately $22,900,000) and their acquisition price amounts to Rupees 990 million (approximately $17,300,000). SPV Limited has financed this acquisition by the issuance of Term Finance Certificates ("TFC") that have been underwritten by financial institutions for an aggregate amount of Rupees 840 million (approximately $14,700,000) and by Pakcom for an amount of Rupees 150 million (approximately $2,600,000). As MIC bears the risks associated with this financing transaction, MIC has consolidated SPV Limited in its financial statements. As of December 31, 2003, the outstanding amount of TFC was $15.6 million.

        In November 2002, Pakcom signed a syndicated finance agreement for an aggregate of Rupees 800 million (approximately $13,700,000). For this agreement, Faysal Bank Limited acts as security agent and Standard Chartered Bank acts as facility agent. The facility is repayable in monthly installments until December 31, 2004 and bears interest at the State Bank of Pakistan discount rate plus 1.75%, with a floor rate of 11.75%. As security for its obligations under the agreements, Pakcom has assigned certain receivables from PTCL and created a first charge by way of hypothecation in favor of the security agent on certain of Pakcom's present fixed assets.

  Sri Lanka

        Celltel entered into a term facility agreement dated September 15, 2000, with ABN-Amro as arranger, pursuant to which Celltel borrowed Rupees 1,534,000,000 (approximately $20,000,000). This facility bears interest at the Sri Lanka treasury bill rate plus 3.00%. Payments of principal and interest are repayable in 13 quarterly installments commencing two years from the date of the agreement. The agreement contains financial covenants, including covenants to maintain minimum debt to EBITDA, debt service coverage ratio and interest cover ratio, as well as negative covenants that restrict Celltel's ability to, among other things, pay dividends. As security for its obligations under the agreement, the agreement provides for Celltel's creation of mortgages over its assets.

  Tanzania

        In June 2003, MIC Tanzania entered into a syndicated term loan facility agreement with Standard Chartered Bank Tanzania Limited as arranger, pursuant to which MIC Tanzania may borrow up to an aggregate of $15,000,000 ($6,000,000 million in U.S. dollars and $9,000,000 in Tanzania Shilling). This facility bears interest at, in the case of advances under the facility in U.S. dollars, LIBOR plus 4.50% and, in the case of advances in Tanzania Shilling, at the Treasury Bill Rate plus 4.50%, provided that, in the case of advances under the facility in Tanzania Shilling, the minimum applicable interest rate will be 12.00% per annum. As security for its obligations under the agreement, the agreement provides for a fixed and floating charge over MIC Tanzania's assets.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Board of Directors

Directors

        MIC's directors are as follows:

Name	Position	Year Appointed	Date of Expiration of Term
E. Håkan Ledin	Former Chairman	1990	May 2004
Vigo Carlund	Member	2002	May 2004
Ernest Cravatte	Member	2003	May 2004
Lars-Johan Jarnheimer	Member	2001	May 2004
Daniel Johannesson	Chairman	2003	May 2004
Raymond Kirsch	Member	1994	May 2004
Michel Massart	Member	2003	May 2004
Cristina Stenbeck	Member	2003	May 2004

        E. Håkan Ledin, former Chairman of the Board of Directors, passed away peacefully at the age of 66 on March 8, 2004. Mr. Ledin provided great services to MIC contributing to the success of the Group. He was President of Millicom International Holdings Limited, a subsidiary of Mil-Inc, from 1987 until December 1990, when Millicom International Holdings Limited became part of MIC and Mr. Ledin became an Executive Vice President of MIC. He became Vice Chairman in May 1995 and was appointed Chairman in August 2002. Previously, he was Group Executive Vice President and a director of Telefonaktiebolaget LM Ericsson as well as Chairman and President of Ericsson Inc. He became a director of MIC in May 1991. Mr. Ledin was also Vice Chairman of Tele2 AB.

        Daniel Johannesson, age 61, has held a number of executive positions at major Swedish companies including Senior Executive of the construction company Skanska, where he was responsible for their telecommunications and facilities management interests, and Chief Executive Officer of Industriförvaltnings AB Kinnevik and national railway operator, SJ. On March 8, 2004, Mr. Johannesson was appointed as Chairman of the Board of Directors of MIC.

        Vigo Carlund, age 57, non-executive member, has worked for the Kinnevik Group since 1968. He previously was Vice President of Industriförvaltnings AB Kinnevik and became CEO in May 1999. He is also Chairman of Transcom WorldWide S.A., Metro International S.A. and Korsnas AB. He was appointed to the Board of MIC in 2002 and is also a director of Tele2 AB.

        Ernest Cravatte, age 54, non-executive member, is a practicing lawyer in Luxembourg and a former member of the Executive Management of Banque Generale du Luxembourg. He has also held positions on various banking supervisory committees.

        Lars-Johan Jarnheimer, age 44, non-executive member, was appointed to the Board in May 2001. He has been President and CEO of Tele2 AB since March 1999, and previously was Vice President of Industriförvaltnings AB Kinnevik.

        Raymond Kirsch, age 62, non-executive member, is the President and Chief Executive Officer of Banque et Caisse d'Epargne de L'Etat Luxembourg. He became a director of MIC in May 1994.

        Michel Massart, age 52, non-executive member, was appointed to the Board in May 2003. Up to June 2002, he was a Partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997, and was a former member of the Board of the Institute of Statutory Auditors. He is currently a professor at Solvay Business School in Brussels, Belgium.

        Cristina Stenbeck, age 26, is Vice Chairman of the Board of Directors of Industriförvaltnings AB Kinnevik, Invik & Co. and Metro International, and a member of the Board of Directors of Modern Times Group, Tele2 AB and Transcom WorldWide S.A.

Board Practices

        Directors' Service Agreements.    None of MIC's directors has entered into service agreements with MIC or its subsidiaries providing for benefits upon termination of employment.

        Audit Committee.    MIC's directors have established an Audit Committee that convenes at least four times a year, comprising Mr. Michel Massart, Mr. Ernest Cravatte and Mr. Raymond Kirsch, each of whom are directors of MIC. This committee has responsibility for planning and reviewing MIC's annual and quarterly reports and accounts and the involvement of MIC's auditors in that process, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving MIC's annual and quarterly reports and accounts remains with MIC's Board of Directors.

        Remuneration Committee.    MIC's directors have established a Remuneration Committee comprised of Mr. Marc Beuls, MIC's Chief Executive Officer, and previously Mr. E. Håkan Ledin, MIC's former Chairman. Since March 8, 2004, Mr. Johannesson took over as Chairman of the Board. This committee reviews and makes recommendations to MIC's Board of Directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

Senior Management

Name	Position
Marc Beuls	President and Chief Executive Officer
Mikael Grahne	Chief Operating Officer
Bruno Nieuwland	Chief Financial Controller
Won-Suck Song	Executive Vice President—Operations
Judy Tan	Chief of Finance—Global Operations

        Marc Beuls, age 47, President and Chief Executive Officer, was promoted to his current position in January 1998 from his position as Senior Vice President Finance. Mr. Beuls joined MIC in March 1992. Prior to joining MIC he held several positions with Generale Banque Belgium, both as branch manager and senior trade finance manager for emerging markets. Mr. Beuls is also a non-executive director of Tele2 AB and a non-executive director at Banque Invik.

        Mikael Grahne, age 51, joined MIC in February 2002, having previously been President of Seagram Latin America. Prior to this he held various senior management positions at PepsiCo and at Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki.

        Bruno Nieuwland, age 33, joined MIC in December 2003. He was previously a Senior Manager with Ernst & Young. He became a chartered accountant in Luxembourg in 1998 and was a member of the quality control commission at the IRE (institute of chartered accountants in Luxembourg). He obtained a degree in finance at Solvay Business School, Brussels.

        Won-Suck Song, age 36, was appointed to his current position in October 2002. He started his career with the Kinnevik Group in 1997, where he held the position of Chief Operating Officer of Metro International before being transferred in June 2001 to Tele2 AB as Executive Vice President.

        Judy Tan, age 33, joined MIC in 1998 with responsibility for the Asian operations. She was appointed to her current position in November 2002 with responsibility for all operating ventures. She qualified as a Certified Public accountant with PricewaterhouseCoopers, Singapore and has an MBA from Imperial College, London.

Remuneration to the Board of Directors and senior executives

Principles

        Remuneration of the President & Chief Executive Officer and other senior management comprises an annual base salary, bonus, stock options and other benefits. Other senior management includes the Chief Operating Officer, the Executive Vice President-Operations, the Chief Financial Controller and the Chief of Finance-Global Operations. The bonus and stock options programmes are based on actual performance (including individual and Company performance). Bonuses can range between 25% and 75% of the annual base salary. Options are granted once a year by the Board of Directors. The remuneration of the CEO is approved by the Chairman of the Board of Directors, and the remuneration of senior executives is set by the CEO.

        During 2003 the aggregate amount of compensation paid to the Chairman of the Board of Directors of MIC was $96,000 and the aggregate amount paid to other members of the Board of Directors of MIC was $200,000. The President & Chief Executive Officer of MIC was paid an annual base salary of $1,169,508 in 2003. The aggregate remuneration to the other members of the senior management of MIC during 2003 was $1,511,217 of which bonus amounted to $193,500 and other benefits $272,466. The bonus for 2003 for the President & Chief Executive Officer and the Chief Operating Officer have not yet been defined and could reach up to 50% and 75%, respectively, of annual base salary. In addition to his base salary, the pension insurance cost of the President & Chief Executive Officer for 2003 amounts to $1,636,000 of which $1,326,000 relates to adjustments for prior years. The estimated pension cost for 2003 amounts to $310,000. No pension arrangement exists for any other member of the senior management. In addition to the above described compensation, a number of options were granted in 2003 to directors and senior management as described in the table below.

Pension and severance payments

        Annual contributions to the pension insurance of the CEO are based on a yearly contribution paid to a third party insurance company. The yearly contribution is based on the projected entitlement at the time of retirement and is based on an average of the annual base salary of previous years and length of service with the Company.

        If employment of members of the senior management is terminated by MIC, severance payment of up to 12 months salary is payable.

Options

        The following options to purchase shares of MIC common stock with a par value of $1.50 each, issued to directors, officers and employees of MIC were outstanding as of December 31, 2003.

Date issued	Number of options	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002 and May 2003	2,749,708	3.32–36.66	Exercisable over a three-year period in equal installments. Options have an indefinite life.
May 2003	550,500	3.32	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 1998, August 1999, May 2000, June 2000, December 2001 and December 2002	1,220,600	3.75–31.88	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

Balance as of December 31, 2003	4,520,808

        Of the above options, 1,880,852 were exercisable at December 31, 2003. During the year ended December 31, 2003, no options were exercised. At December 31, 2002, 1,956,204 (2001: 2,056,371) were exercisable. No options were exercised during 2002 (2001: 444). In 2003, 1,020,696 (2002: 1,706,139) options, were forfeited.

        In February 2003, an Extraordinary General Meeting of MIC passed a resolution approving a reverse share split whereby three existing shares with a par value of $2 each would be exchanged for one share with a par value of $6 each. In February 2004, an Extraordinary General Meeting of MIC passed a resolution approving a share split whereby one then existing share with a par value of $6 each would be exchanged for four new shares with a par value of $1.50 each. The number and exercise price of options referred to for periods prior to such date above have been restated to reflect the share split.

  Share and Option Ownership of Directors and Members of the Senior Management

        The following table sets forth, as at December 31, 2003, the total amount of MIC common stock and options beneficially owned by the directors, the Chief Executive Officer and the other members of senior management of MIC. Other senior management includes the Chief Operating Officer, the Executive Vice President—Operations, the Chief Financial Controller and the Chief of Finance—Global Operations. Options are granted once a year by the Board of Directors and are approved by the

Board. The exercise price of the options equals the market price at date of grant. In May 2003, 947,992 options were granted at a market value of USD 3.32.

	Common Stock		Total number of options(2)	Of which Options granted in 2003
Chairman of the Board of Directors	545,396		633,992	34,000
Other members of the Board of Directors	5,566,992	(1)	368,656	102,000
CEO	65,144		1,706,660	600,000
Other members of the senior management	—		625,040	211,992

(1)
This includes 5,132,940 shares owned by the 1980 Stenbeck Trust and 420,456 shares owned by the 1985 Stenbeck Trust.

(2)
Further information regarding stock options is included in Note 17 of the Notes to the consolidated financial statements.

Employees

        On a proportional basis, Millicom employed an average of 1,917 employees in 2003, of which 622 were employed in Asia, 911 in Latin America, 336 in Africa and 48 in Europe. On a proportional basis, Millicom employed an average of 2,080 employees for the year ended December 31, 2002 (2001: 3,032; 2000: 3,515). Of these, in 2002, 680 were employed in Asia, 981 in Latin America, 325 in Africa, 89 in Europe and 5 in the United States.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The following table sets forth certain information known to MIC as of December 31, 2003, unless indicated, with respect to beneficial ownership of the MIC Common Stock, with a par value of $1.50 each (after the stock split in February 2004), by (i) each person who beneficially owns more than 5% of the MIC Common Stock and (ii) significant related parties to MIC. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed below have the same voting rights as the holders of MIC Common Stock. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of stock options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. MIC is deemed to be controlled by Kinnevik B.V. by virtue of their ownership of 35.2% of MIC's outstanding common stock.

Stockholder	Amount of shares	Percentage
Kinnevik	23,375,160	35.2	%(1)
The 1980 Stenbeck Trust	5,132,940	7.7%
Invik & Co. AB	1,253,888	1.9%
The 1985 Stenbeck Trust	420,456	0.6%

(1)
Includes shares held by Kinnevik International AB and Kinnevik B.V.

        On December 15, 2003, Kinnevik announced that it had purchased $10,863,000 in aggregate principal amount of 2% Senior Convertible PIK Notes, which are convertible into an aggregate of 4,042,046 shares of MIC common stock. As at that date, Kinnevik held an aggregate of $13,205,000 in principal amount of 2% Senior Convertible PIK Notes, which are convertible into an aggregate of 4,913,488 shares of MIC common stock.

Related Party Transactions

        In the past, MIC allowed its senior management to participate in its joint venture companies. In the future, management participation in our business will only be through options granted to acquire MIC common stock. See also "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investments".

  Kinnevik

        The Company's principal shareholder is Industriförvaltnings AB Kinnevik ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2003, Kinnevik owned approximately 35.2% of MIC.

        On December 31, 1995 MIC acquired 17.7% of MACH from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of (i) an initial payment of $1,000,000 plus interest, at the ruling market rate, for the month of January 1996, (ii) seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of MACH's pre-tax profit for the relevant year and payable in April of the following year, and (iii) a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000. The final payment was made in common stock of MIC. In 2002 an amount of $3,958,000 (2001: $7,042,000) due to Kinnevik was included in the balance sheet under the heading "Amounts due to shareholders". In addition, as of December 31, 2002, MIC owed $63,000 for additional charges. The balance was settled in 2003.

        In May 2002, MIC sold a 17% interest in MIC Systems BV, the parent company of MACH to Kinnevik BV for $17,000,000.

        During 2002, Kinnevik purchased MIC 13.5% Notes (Notes 9, 18c and 29 in the notes to the consolidated financial statements) on the open market with a face value of $44,000,000. MIC then exchanged these for $1,500,000 cash and 672,016 Tele2 AB series B shares at market prices realizing a gain of $28,676,000 on the transaction.

        During the course of 2002, MIC sold an additional 6,177,369 Tele2 AB series B shares at market prices to Kinnevik for a value of $104,295,000.

        As of December 31, 2003 Kinnevik held an aggregate of $13,205,000 in principal amount of 2% PIK Notes. These were converted in March 2004 into an aggregate of 4,913,488 shares of our common stock.

  Tele 2 AB

        In November 2001, MIC sold 100% of its interests in FORA Telecom BV, its Russian Cellular telephone operations to Tele2 AB for a consideration of $80 million in Tele2 AB series "B" shares plus a maximum equivalent of $30 million in cash or additional Tele2 AB series "B" shares, depending on the outcome of GSM license applications for three of MIC's cellular telephone operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001 (Note 29 in the notes to the consolidated statements). During 2002, MIC obtained the necessary GSM licenses referred to above and received the additional proceeds of $30 million in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The gain realized in obtaining the licenses and settling the loans net of costs incurred in the acquisition of the licenses, amounted to $30,859,000 in 2002.

  Great Universal and Modern Holdings

        As of December 31, 1998, the Group, through its subsidiary MIC-USA inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal. On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of MIC's investment in Great Universal. During 2002, MIC recorded an impairment loss for 100% of this asset due to uncertainty concerning its recoverability (Notes 9 and 29 in the notes to the consolidated statements). The rights and obligations of MIC-USA toward Great Universal were assigned to Great Universal LLC. Great Universal continues to indemnify MIC against certain contingent liabilities of Millicom. Great Universal is currently engaged in the communications, information technology, teleservices and media industries primarily in the United States.

        In January 2000, MIC invested $10,000,000 in Modern Holdings in the form of promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings. This investment is recorded as non-current available-for-sale security (Notes 9 and 29 in the notes to the consolidated statements).

        MIC does not consolidate its investment in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to MIC. Further, due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, MIC considers that it does not control these companies.

  Other

        The Group maintains corporate bank accounts at Banque Invik through which it makes payments and receives monies in the normal course of business. As of December 31, 2003, the Group had current accounts, time deposits and blocked deposits at Banque Invik.

        MIC charged $nil (2002: $nil; 2001: 280,000) to related parties for services rendered.

        Compensations for Directors' services are detailed in Note 21 of the notes to the consolidated financial statements.

  Services purchased and sold to affiliated companies

        The following sales and purchases and outstanding balances occurred with companies affiliated to MIC. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

	Purchases in year			Amounts payable as of December 31,
	2003	2002	2001	2003	2002
	(in thousands of U.S. dollars)
Applied Sales Management	—	110	100	—	—
Applied Value	369	2,009	484	24	252
Banque Invik	937	638	438	348	44
Bassett	451	669	1,222	40	23
Ephibian	24	38	—	14	—
Foreign Value	730	—	—	—	—
Great Universal	—	—	—	—	25
Lothar Systems	—	10	1,601	—	288
Netcom Consultants	352	157	554	—	9
Praesidium	50	204	70	—	—
Procure-it-right	1,384	839	962	72	100
Search Value	159	489	189	38	—
Shared Value	638	656	477	41	23
Tele2 AB	247	50	25	31	5,723
YXK Systems	—	28	—	—	—
Total	5,341	5,897	6,122	608	6,487

        As of December 31, 2003 and 2002, MIC had the following receivables from related parties:

	2003	2002
	(in thousands of U.S. dollars)
Kinnevik	154	1,976
Lothar	—	922
Metro	247	734
Modern Holdings	1,690	1,825
Modern Times Group	265	752
Netcom	16	64
Shared Value	18	18
Stonebrook Enterprises	156	156
Tele2 AB	359	359
Total	2,905	6,806

        In the opinion of our management, the terms of the transactions described above are at least as favorable to us as could have been obtained from independent parties.

ITEM 8.    FINANCIAL INFORMATION

Financial Statements and Other Information

        See Item 18 for the Company's Financial Statements.

Legal Proceedings

        We are currently party to litigation relating to certain operations, but in management's opinion these will not have a material negative impact on our financial position or operations.

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

        On February 16, 2004, an Extraordinary General Meeting of the Company passed a resolution approving a stock split of the issued shares of the Company by exchanging one existing ordinary share with a par value of $6.00 into four new ordinary shares with a par value of $1.50, which became effective on February 20, 2004.

        All prices quoted below have been adjusted to reflect the reverse stock split in February 2003 and the stock split in February 2004. All figures presented are at a par value of $1.50 each.

	High	Low
Year ended December 31, 1999
First Quarter	$29.62	$17.16
Second Quarter	$30.00	$19.50
Third Quarter	$23.72	$18.84
Fourth Quarter	$48.37	$18.56
Year ended December 31, 2000
First Quarter	$61.12	$37.03
Second Quarter	$51.46	$26.25
Third Quarter	$38.81	$25.59
Fourth Quarter	$27.56	$16.08
Year ended December 31, 2001
First Quarter	$25.69	$13.97
Second Quarter	$23.59	$13.45
Third Quarter	$18.73	$7.69
Fourth Quarter	$9.26	$6.87
Year ended December 31, 2002
First Quarter	$10.44	$3.50
Second Quarter	$5.89	$1.20
Third Quarter	$1.30	$0.49
Fourth Quarter	$1.72	$0.29
Year ended December 31, 2003
First Quarter	$2.25	$1.09
Second Quarter	$7.13	$1.77
Third Quarter	$12.16	$6.65
October 2003	$15.58	$11.24
November 2003	$19.94	$15.19
December 2003	$19.88	$16.20
Year ended December 31, 2004
January 2004	$20.52	$17.42
February 2004	$22.44	$17.87
March 2004	$22.92	$17.35

        On April 23, 2004, the closing market price for MIC Common Stock was $27.80.

        Our shares are also traded on the Stockholmsbörsen and the Luxembourg Stock Exchange.

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

Nasdaq Corporate Governance Exemption

        Nasdaq granted an exemption to MIC with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company's common voting stock. Our articles of association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders. This absence of a quorum requirement is in accordance with Luxembourg law and generally accepted business practices in Luxembourg.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

Registration and Object

        Millicom International Cellular is a public liability company ("société anonyme") governed by the Luxembourg law of August 10, 1915 on Commercial Companies, incorporated on June 16, 1992 and registered with the Luxembourg Trade Register ("Registre de Commerce et des Sociétés") under the number B-40.630.

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

Directors

        Restrictions on voting—In case a director has a personal material interest in a proposal, arrangement or contract to be decided by the Company, article 13 of the articles of incorporation of the Company provide that the validity of the decision of the Company will not be affected by a conflict of interest existing for a director. However, any such personal interest must be disclosed to the board of directors and the concerned director can not vote on the relevant issue. Such conflict of interest must be reported to the next general meeting of shareholders.

        Compensation—The decision on the annual remuneration of the directors ("tantièmes") is reserved by article 12 of the articles of incorporation to the general meeting of shareholders. Directors can therefore not vote compensation to themselves. Yet, the Directors could vote on the employment contract terms of their own contract with the Company (including special bonuses there under) and, if the Articles so permit (which they do for MIC) on the allotment of shares under a share option scheme.

        Borrowing powers—The Directors generally have unrestricted borrowing powers on behalf of and for the benefit of the Company.

        Age limit—There is no age limit for being a director of the Company. Directors are appointed for a maximum of six years and are re-eligible.

        Share ownership requirements—Directors need not be shareholders.

Shares

        Rights attached to the shares—The Company has only one class of shares, each share entitling (i) to one vote at the general meeting of shareholders, (ii) to receiving dividends out of distributable profits when such distributions are decided and (iii) to share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right under any Share or Rights issue for cash, unless the Directors restrict the exercise thereof.

        Redemption of shares—The articles of incorporation provide for the possibility and the terms of the repurchase by the Company of its own shares, solely at the Company's initiative.

        Sinking funds—The Company's shares are not subject to any sinking fund.

        Liability to further Capital Calls—All of the issued shares in the Company's capital are fully paid. Accordingly none of the Company's shareholders are liable for further capital calls.

        Principal Shareholder Restrictions—There are no provisions in the articles of incorporation that would discriminate against any existing or prospective holder of the Company's shares as a result of such shareholder owning a substantial number of shares.

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

Material Contracts

        In November 2003, the Company issued $550 million aggregate amount of 10% Senior Notes due 2013 (the "10% Notes") pursuant to an indenture dated November 24, 2003 between the Company The Bank of New York (the "10% Notes Indenture").

        The 10% Notes are senior, unsecured obligations of the Company. The 10% Notes bear interest at 10% per annum, payable semiannually in arrears on June 1 and December 1 of each year, with a final maturity on December 1, 2013. The interest on the 10% Notes is payable in cash.

        At any time and from time to time on or after December 1, 2008, the Company may redeem the 10% Notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

12-month period commencing December 1 in Year	Percentage
2008	105.000%
2009	103.333%
2010	101.667%
2011 and thereafter	100.000%

        At any time and from time to time prior to December 1, 2006, the Company may redeem 10% Notes with the net cash proceeds received by it from any sale of its common stock at a redemption price equal to 110% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the 10% Notes (including additional notes, if any, issued under the 10% Notes Indenture); provided that

(1)
in each case the redemption takes place not later than 90 days after the closing of such sale, and

(2)
not less than 65% of the original principal amount of the 10% Notes (including additional notes, if any, issued under the 10% Notes Indenture) remains outstanding immediately thereafter.

        The 10% Notes may also be redeemed at the Company's option in whole, but not in part, at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, and other amounts due to the date of redemption, if the Company (or its successor) becomes obligated to pay certain additional amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of Luxembourg (or such successor's jurisdiction) or their respective political subdivisions or taxing authorities, or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective after the issue date of the 10% Notes (or the date such successor assumes the Company's obligations under the 10% Notes).

        The 10% Notes Indenture contains certain covenants that, among others, restrict our ability to (i) incur additional debt; (ii) make certain payments, including dividends or other distributions, with respect to our capital stock, or prepayments of subordinated debt; (iii) make certain investments or sell assets; (iv) create certain liens or engage in sale and leaseback transactions; (v) provide guarantees for certain debt; (vi) enter into restrictions on the payment of dividends and other amounts; (vii) engage in certain transactions with affiliates; (viii) incur indebtedness other than at the Company or operating subsidiary levels; (ix) consolidate, merge or transfer all or substantially all our assets; and (x) enter into other lines of business.

        Upon the occurrence of a change of control triggering event, which is defined in the 10% Notes Indenture as a rating decline and change of ownership, holders of the 10% Notes may require the Company to purchase all or a portion of the 10% Notes at a purchase price of 101% of the stated principal amount of the 10% Notes, plus accrued and unpaid interest, if any, on the 10% Notes to the date of purchase.

        Under the 10% Notes Indenture, the Company may not incur indebtedness unless the "leverage ratio" would be less than 4 to 1. The leverage ratio is the ratio of the consolidated principal amount of net debt outstanding to four times operating income. Even if the Company ceases to meet the leverage ratio requirement, it may incur debt under several "debt baskets" as set forth in the 10% Notes Indenture.

        On August 7, 2003, Millicom Telecommunications S.A., MIC's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which are exchangeable into Tele2 AB series B shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications S.A. as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 8,968,400 Tele2 AB series B shares which MIC beneficially owned through Millicom Telecommunications S.A. The number of Tele2 shares that Millicom Telecommunications S.A. is obligated to deliver is based on a formula that takes into account the market price of the Tele2 shares prior to any exchange. Under the formula, Millicom Telecommunications S.A. could retain up to 30% of the increase in value of the Tele2 shares over the designated reference price of SEK 285 per share. As a result, at August 6, 2006 or earlier if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications S.A. could own up to approximately 23% of the 8,968,400 Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes.

        The 5% Mandatory Exchangeable Notes may be exchanged voluntarily at the option of the noteholders at any time during the period commencing on September 17, 2003 and ending on the 25th trading day prior to August 7, 2006, which is expected to be July 11, 2006. In addition, the 5% Mandatory Exchangeable Notes may be exchanged voluntarily at the option of the holder in the event of certain changes in tax laws and in the event of a takeover offer in respect of Tele2 AB. Dividends, if any, paid by Tele2 AB would be attributed to the 5% Mandatory Exchangeable Notes holders.

        Unless otherwise previously redeemed and exchanged or purchased and cancelled, each 5% Mandatory Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications S.A. on August 7, 2006.

        The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of December 31, 2003 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $327,635,000. In 2003, an exchange loss of $41,820,000 was recognized on the 5% Mandatory Exchangeable Notes.

        As part of the financing, MIC purchased U.S. treasury strips with a nominal value of $46,470,000 which will be used to settle the interest payments.

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects MIC's limited right to participate in the increase in value of the Tele2 shares, is recorded at fair value, taking into account time and volatility factors. As of December 31, 2003, the fair value of the embedded derivative amounted to $103,457,000, with the variation for the period from August 7, 2003 to December 31, 2003 amounting to $84,578,000 recorded under the caption "Fair value result on financial instruments".

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

(b)
Special Considerations. Unfavorable U.S. tax rules apply to U.S. shareholders of a "passive foreign investment company" ("PFIC") or a "foreign personal holding company" ("FPHC"). There can be no assurance that we presently are not, or will not become, a PFIC. Our substantial investment in associated companies' securities and other "passive assets", and the recent decline in the value of our stock, result in a risk that we are a PFIC or could become a PFIC in the future. See "—PFIC Considerations" and "—FPHC Considerations."

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

  On May 28, 2003, President Bush signed the Jobs and Growth Tax Relief Reconciliation Act of 2003. Among other changes, this legislation lowers from 39.5% to 15% the maximum tax rate applicable to "qualified dividends" received by individuals. Dividend income paid by the Company to a U.S. Holder will not be eligible for this rate reduction if the Company is a PFIC or a FPHC for its tax year in which the dividend is paid, or for its previous tax year. See "—PFIC Considerations" and "—FPHC Considerations".

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        The principal market risks to which we are exposed are interest rate risk and foreign currency exchange risk.

Interest Rate Risk

        The interest rate risk to which we are exposed is principally a function of our long-term debt. To alleviate this risk, we obtain both fixed-rate and floating-rate debt.

        The table below summarizes, as at December 31, 2003, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	45,019	19,903	73,680	4,467	943	536,681	680,693
Av Int rate	3.2%	3.2%	2.2%	3.2%	2.4%	10.0%	8.4%
MTSA (SEK)	—	—	327,635	—	—	—	327,635
Pakistan	8,944	—	—	—	—	—	8,944
Paraguay	3,551	—	—	—	—	—	3,551
Sri Lanka	876	—	—	—	—	—	876
Senegal	7,466	8,179	626	713	602	—	17,586
Local currency	20,837	8,179	328,261	713	602	—	358,592
Av Int rate	8.4%	11.5%	5.0%	11.5%	11.5%	—	5.4%
Total fixed rate	65,856	28,082	401,941	5,180	1,545	536,681	1,039,285
Floating rate:
US dollar	38,823	205	1,066	50	56	484	40,684
Av Int rate	6.2%	8.5%	8.4%	6.2%	6.2%	6.2%	6.3%
Guatemala	—	—	—	—	—	21,945	21,945
Mauritius	2,163	712	—	—	—	—	2,875
Pakistan	4,984	14,350	8,734	8,734	—	—	36,802
Sri Lanka	7,661	6,789	1,222	—	—	—	15,672
Tanzania	709	1,484	1,484	—	—	—	3,677
Vietnam	12,468	—	—	—	—	—	12,468
Local currency	27,985	23,335	11,440	8,734	0	21,945	93,439
Av Int rate	7.7%	8.6%	5.3%	4.1%	—	8.0%	7.4%
Total floating rate	66,808	23,540	12,506	8,784	56	22,429	134,123
Total	132,664	51,622	414,447	13,964	1,601	559,110	1,173,408

        The table below summarizes, as at December 31, 2002, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	43,692	36,187	1,457	913,750	886	—	995,972
Average interest rate	12.7%	13.6%	6.2%	13.5%	6.9%	—	13.5%
Colombia	389	—	—	—	—	—	389
Mauritius	105	—	—	—	—	—	105
Pakistan	18,764	—	—	—	—	—	18,764
Paraguay	1,169	—	—	—	—	—	1,169
Senegal	326	278	166	142	140	—	1,052
Local currency	20,753	278	166	142	140	—	21,479
Average interest rate	11.8%	8.4%	8.4%	8.4%	8.4%	—	11.7%
Total fixed rate	64,445	36,465	1,623	913,892	1,026	—	1,017,451
Floating rate:
US dollar	52,888	9,288	6,981	3,969	3,570	—	76,696
Average interest rate	5.7%	5.3%	6.1%	6.2%	8.2%	—	5.8%
Colombia	7,190	—	—	—	—	—	7,190
Ghana	451	—	—	—	—	—	451
Guatemala	4,548	2,844	2,419	3,221	1,322	1,807	16,161
Mauritius	2,433	1,426	569	—	—	—	4,428
Pakistan	15,176	6,592	—	—	—	—	21,768
Senegal	1,720	1,516	1,516	1,516	758	—	7,026
Sri Lanka	7,815	7,304	7,040	607	—	—	22,766
Sweden	—	54,638	—	—	—	—	54,638
Local currency	39,333	74,320	11,544	5,344	2,080	1,807	134,428
Average interest rate	12.2%	7.3%	10.6%	8.7%	8.3%	8.2%	9.0%
Total floating rate	92,221	83,608	18,525	9,313	5,650	1,807	211,124
Total	156,666	120,073	20,148	923,205	6,676	1,807	1,228,575

        We have not historically used interest rate swaps, forward rate agreements or any futures contracts but instead have managed our interest exposure by diversifying our debt between fixed and floating-rate loans. In the future, we may use such instruments to manage our interest exposure. There can be no assurance, however, that the use of any such instruments will be effective.

        Included in the total for U.S. dollar fixed-rate balances in 2002 above is $985,700,000 (2001: $1,063,740,000) in respect of the book value of 13.5% Senior Subordinated Notes and notes in Colombia for which the fair value as of December 31, 2002 is $488,133,000 (2001: $691,154,000). For all other amounts, the fair value is taken to be the book value as stated above.

Exchange Rate Risk

        We are exposed to fluctuations of the U.S. dollar against certain other currencies. We publish our financial statements in U.S. dollars while a significant proportion of our assets, liabilities, sales and costs are denominated in other currencies. We currently conduct business in 16 currencies.

        We seek to protect our reported earnings from falling in U.S. dollar terms, from currency depreciation, by periodically adjusting our prices in local currency terms to reflect any such depreciation. In certain countries that experience very high inflation, we set our prices in direct relation to the U.S. dollar. However, there can be no assurance that a significant devaluation of a currency against the U.S. dollar can be offset, in whole or in part, by a corresponding price increase, even over the long term. For example, the devaluation of the currency in Paraguay in 2002 had an adverse effect on the results of our operations. For the years ended December 31, 2003, 2002 and 2001, we suffered exchange losses of $45,602,000, $23,483,000 and $17,313,000 respectively. To some extent, the broad mix of currencies in which we conduct our businesses and the geographic spread of our operations provides us with some measure of protection against specific exchange rate movements and reduces the overall sensitivity of our results to specific exchange rate fluctuations. We do not generally hedge our foreign currency exposure as it is considered that the cost of purchasing financial instruments outweighs the benefits derived.

        At the venture level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. In some cases, we may borrow in U.S. dollars either because it is advantageous for ventures to incur debt obligations in U.S. dollars or because dollar denominated borrowing is the only funding source available to a venture. In these circumstances, we have currently decided to accept the inherent currency risk, principally because of the relatively high cost of buying, or inability to buy, forward cover in currencies of the countries in which we operate. See Note 2 of the "Notes to the Consolidated Financial Statements".

        The following table summarizes our debt detailing the balances at December 31, 2003, that were denominated in U.S. dollars and that in other local currencies.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 yrs	Total
	(in thousands of US dollars, except percentages)
US dollar	83,842	20,108	74,746	4,517	999	537,165	721,377
MTSA (SEK)	—	—	327,635	—	—	—	327,635
Guatemala	—	—	—	—	—	21,945	21,945
Mauritius	2,163	712	—	—	—	—	2,875
Pakistan	13,928	14,350	8,734	8,734	—	—	45,746
Paraguay	3,551	—	—	—	—	—	3,551
Senegal	7,466	8,179	626	713	602	0	17,586
Sri Lanka	8,537	6,789	1,222	—	—	—	16,548
Tanzania	709	1,484	1,484	—	—	—	3,677
Vietnam	12,468	—	—	—	—	—	12,468
Local currency	48,822	31,514	339,701	9,447	602	21,945	452,031

Total	132,664	51,622	414,447	13,964	1,601	559,110	1,173,408

        The following table summarizes our debt, detailing the balances at December 31, 2002, that were denominated in U.S. dollars and that in other local currencies.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 yrs	Total
	(in thousands of US dollars, except percentages)
U.S. dollar	96,581	45,475	8,438	917,719	4,456	—	1,072,669
Colombia	7,579	—	—	—	—	—	7,579
Ghana	451	—	—	—	—	—	451
Guatemala	4,547	2,844	2,419	3,221	1,322	1,807	16,160
Mauritius	2,538	1,426	569	—	—	—	4,533
Pakistan	33,940	6,592	—	—	—	—	40,532
Paraguay	1,169	—	—	—	—	—	1,169
Senegal	2,046	1,794	1,682	1,658	898	—	8,078
Sri Lanka	7,815	7,304	7,040	607	—	—	22,766
Sweden	—	54,638	—	—	—	—	54,638
Total local currency	60,085	74,598	11,710	5,486	2,220	1,807	155,906
Total	156,666	120,073	20,148	923,205	6,676	1,807	1,228,575

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        As of December 31, 2003, the Company, under the supervision and with the participation of the Company's management, including the Chief Executive Officer, the Chief Financial Controller and the Chief of Finance—Global Operations, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures. The Company's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Company's Chief Executive Officer, Chief Financial Controller and Chief of Finance—Global Operations concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms.

        There has been no change in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has appointed Michel Massart as its Audit Committee financial expert.

ITEM 16B.    CODE OF ETHICS

        Millicom has adopted a code of ethics applicable to its Chief Executive Officer, Chief Financial Controller and Chief of Finance—Global Operations and to other Millicom employees. The text of this code is available upon written request to Millicom at 75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2003 and 2002.

	2003	2002
Audit Fees	2,265,498	2,035,215
Audit-Related Fees	4,010	19,000
Tax Fees	90,952	63,454
All Other Fees	19,796	112,813

Total	2,380,256	2,230,482

        Audit-related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and procedure relates to the maintenance of fixed asset registers and inventory procedures and the issuance of certifications of loan covenant compliance required by MIC's debt agreements. Tax services consist principally of tax planning services and tax compliance services. Other services are services not included in the other categories and consist principally of assistance provided in 2002 in connection with a civil claim in a non-advocacy role.

Audit Committee Pre-approval Policies

        Consistent with SEC policies regarding auditor independence, the Audit Committee has revised its policies and procedures relating to pre-approval of audit and non-audit services. The policies and procedures now provide that no non-audit services can be rendered by MIC's auditors without the prior consent of the Audit Committee.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See pages F-1 through F-85.

ITEM 19.    EXHIBITS

1.1
Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A.

2.1
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form F-4 (File No. 333-112948) filed on February 19, 2004).

2.2
Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.

7.1
Explanation of the calculation of (loss) earnings per share.

12.1
Certification of Marc Beuls filed pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-14(a).

12.2
Certification of Bruno Nieuwland filed pursuant to Exchange Act Rule 13a-14(a).

12.3
Certification of Judy Tan filed pursuant to Exchange Act Rule 13a-14(a).

13.1
Certification of Marc Beuls, Bruno Nieuwland and Judy Tan furnished pursuant to Exchange Act Rule 13a-14(b).

14.1
Consent of PricewaterhouseCoopers S.àr.l. to the incorporation by reference of their report dated March 31, 2004, except for Note 31, as to which the date is April 30, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).

PricewaterhouseCoopers Société à responsabilité limitée Réviseur d'entreprises
To the shareholders of Millicom International Cellular S.A.	400, route d'Esch B.P. 1443 L-1014 Luxembourg Téléphone +352 494848-1 Facsimile +352 494848-2900

We have audited the accompanying consolidated balance sheets of Millicom International Cellular S.A. and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows for the three years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millicom International Cellular S.A. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2003, 2002 and 2001, in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting under International Financial Reporting Standards for available-for-sale securities in 2003.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, after giving effect to the restatement described in Note 31, is presented in Note 31 to the consolidated financial statements.

PricewaterhouseCoopers S.à r.l. Réviseur d'entreprises	Luxembourg, March 31, 2004, except for Note 31 as to which the date is April 30, 2004

Millicom International Cellular S.A.

Consolidated balance sheets

As of December 31, 2003 and 2002

	Notes	2003	2002
		US$ '000	US$ '000
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill, net	4	49,578	10,172
Licenses, net	5	30,889	84,471
Other intangible assets, net	6	5,148	4,919
Property, plant and equipment, net	7	487,746	458,933
Financial assets
Investment in Tele2 AB shares	8	479,040	164,031
Investment in other securities	9	25,397	56,355
Investments in associates	3	1,340	1,013
Pledged deposits	11	31,530	32,921
Deferred taxation	23	5,226	8,470

TOTAL NON-CURRENT ASSETS		1,115,894	821,285

CURRENT ASSETS
Financial assets
Investment in Tele2 AB shares	8	—	101,540
Investment in other securities	9	15,291	—
Inventories	12	10,941	6,962
Trade receivables, net	13	113,750	113,221
Amounts due from joint ventures	3	13,137	14,053
Amounts due from other related parties	29	2,905	6,806
Prepayments and accrued income		19,739	14,148
Other current assets	14	49,583	38,453
Time deposits	15	32,880	16,200
Cash and cash equivalents	16	148,829	70,451

TOTAL CURRENT ASSETS		407,055	381,834

TOTAL ASSETS		1,522,949	1,203,119

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2003	2002
		US$ '000	US$ '000
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY	17
Share capital and premium		239,876	281,989
Treasury stock		(8,833)	(54,521)
2% PIK Notes—equity component		16,006	—
Legal reserve		4,256	4,256
Retained losses brought forward		(446,110)	(57,719)
Net profit/(loss) for the year		178,823	(385,143)
Currency translation reserve		(69,198)	(84,121)

TOTAL SHAREHOLDERS' EQUITY		(85,180)	(295,259)

Minority interest		26,571	23,733

LIABILITIES
NON-CURRENT LIABILITIES
13.5% Senior Subordinated Notes	18	—	912,539
10% Senior Notes	18	536,036	—
2% PIK Notes—debt component	18	50,923	—
5% Mandatory Exchangeable Notes—debt component	18	327,635	—
Embedded derivative on the 5% Mandatory Exchangeable Notes	18	103,457	—
Other debt and financing	18	126,150	159,370
Deferred taxation	23	33,944	26,874

TOTAL NON-CURRENT LIABILITIES		1,178,145	1,098,783

CURRENT LIABILITIES
Other debt and financing	18	132,664	156,666
Trade payables		112,764	90,945
Amounts due to shareholders	29	—	4,021
Amounts due to other related parties	29	608	6,487
Accrued interest and other expenses		44,673	42,745
Other current liabilities	19	112,704	74,998

TOTAL CURRENT LIABILITIES		403,413	375,862

TOTAL LIABILITIES		1,581,558	1,474,645

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		1,522,949	1,203,119

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A

Consolidated statements of profit and loss

for the years ended December 31, 2003, 2002 and 2001

	Notes	2003	2002	2001
		US$ '000	US$ '000	US$ '000
Revenues	20	647,104	605,186	644,570
Cost of sales	20,22	(258,002)	(259,530)	(274,591)

GROSS PROFIT		389,102	345,656	369,979
Sales and marketing		(87,575)	(80,941)	(95,463)
General and administrative expenses	22	(108,449)	(186,491)	(181,764)
Gain from sale of subsidiaries and joint ventures, net	22	2,213	88,814	35,047
Other operating expenses	4, 22	(32,776)	(44,725)	(35,013)

OPERATING PROFIT		162,515	122,313	92,786
Gain (loss) and valuation movement on investment in securities	8,9	246,760	(299,963)	(15,931)
Interest expense	18	(135,172)	(185,959)	(209,912)
Interest income		4,836	12,726	22,768
Other financial income	18,23	96,748	42,247	11,596
Fair value result on financial instruments	10,18	(84,578)	(7,858)	(9,914)
Exchange loss, net	18	(45,602)	(23,483)	(17,313)
Profit (loss) from associates	20	380	62	(3,112)

PROFIT (LOSS) BEFORE TAXES AND MINORITY INTEREST		245,887	(339,915)	(129,032)
Charge for taxes	23	(52,369)	(22,734)	(8,217)

PROFIT (LOSS) BEFORE MINORITY INTEREST		193,518	(362,649)	(137,249)
Minority interest		(14,695)	(22,494)	(804)

NET PROFIT (LOSS) FOR THE YEAR		178,823	(385,143)	(138,053)

Basic earnings (loss) per common share (US$) (i)	30	2.74	(5.90)	(2.12)

Diluted earnings (loss) earnings per common share, (US$) (i)	30	2.26	(5.90)	(2.12)

(i)
After stock split of February 20, 2004 (Notes 17 and 32).

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A

Consolidated statements of cash flows

for the years ended December 31, 2003, 2002 and 2001

	Notes	2003	2002	2001
		US$ '000	US$ '000	US$ '000
Net cash provided by operating activities	24	184,360	72,581	103,969

Cash flow from investing activities
Acquisition of subsidiaries and joint ventures, net of cash acquired	25	1,028	(2,000)	(22,978)
Increase in investments in associates		—	—	(29,213)
Cash impact of change in consolidation method		112	—	470
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	26	8,848	135,071	19,251
Purchase of licenses and other intangible assets		(3,569)	(5,205)	(18,323)
Purchase of investments in securities	9	(45,328)	(186)	(1,728)
Proceeds from the disposal of investments in securities	8	33,291	167,082	125,195
Purchase of property, plant and equipment		(86,452)	(135,818)	(192,177)
Disposal of property, plant and equipment		3,296	307	16,873
Decrease/(Increase) in amounts due from joint ventures		865	(7,131)	(35,372)
Decrease/(Increase) in pledged deposits		10,116	(16,506)	(39,083)
(Increase)/Decrease in time deposits		(17,796)	6,051	10,011

Net cash provided (used) by investing activities		(95,589)	141,665	(167,074)

Cash flow from financing activities
Proceeds from the issuance of debt and other financing		969,607	182,828	379,957
Repayment of debt and other financing		(899,008)	(363,584)	(358,294)
Cash outflows related to debt restructuring		(68,068)	—	—
Payment of dividends to minority interests		(12,541)	(16,536)	—
Payments (to)/from shareholders		(1,628)	—	905
Net (purchase) sale of treasury stocks		—	(2,488)	8

Net cash (used) provided by financing activities		(11,638)	(199,780)	22,576

Effect of exchange rate changes on cash balances		1,245	(291)	1,884

Net increase (decrease) in cash and cash equivalents		78,378	14,175	(38,645)
Cash and cash equivalents, beginning		70,451	56,276	94,921

Cash and cash equivalents, ending		148,829	70,451	56,276

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in shareholders' equity

for the years ended December 31, 2003, 2002 and 2001

	Number of shares outstanding(iii)	Number of shares held in the Group(iii)	Share capital	Share premium	Treasury stock	2% PIK Notes(ii)	Revaluation reserve	Accumulated profit and loss account	Other reserves(i)
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2001	94,333	(29,181)	141,500	137,490	(52,041)	—	17,736	83,683	(32,441)
Transfer to legal reserve	—	—	—	—	—	—	—	(3,349)	3,349
Shares issued/sold via the exercise of options during the year	500	1	749	2,250	8	—	—	—	—
Loss for the year	—	—	—	—	—	—	—	(138,053)	—
Movement in revaluation reserve	—	—	—	—	—	—	(79,061)	—	—
Movement in currency translation reserve	—	—	—	—	—	—	—	—	(12,926)

Balance as of December 31, 2001	94,833	(29,180)	142,249	139,740	(52,033)	—	(61,325)	(57,719)	(42,018)
Loss for the year	—	—	—	—	—	—	—	(385,143)	—
Shares purchased during the year	—	(515)	—	—	(2,488)	—	—	—	—
Prolonged decrease in market value of Tele2 AB shares	—	—	—	—	—	—	61,325	—	—
Movement in currency translation reserve	—	—	—	—	—	—	—	—	(37,847)

Balance as of December 31, 2002	94,833	(29,695)	142,249	139,740	(54,521)	—	—	(442,862)	(79,865)
Effect of consolidation of El Salvador	—	—	—	—	—	—	—	(3,248)	—
Profit for the year	—	—	—	—	—	—	—	178,823	—
Issuance of 2% PIK Notes — equity component	—	—	—	—	—	16,248	—	—	—
Disposal/Cancellation of treasury stock	(28,863)	29,040	(43,294)	—	45,688	—	—	—	—
Conversion of 2% PIK Notes	350	—	524	657	—	(242)	—	—	—
Movement in currency translation reserve	—	—	—	—	—	—	—	—	14,923

Balance as of December 31, 2003	66,320	(655)	99,479	140,397	(8,833)	16,006	—	(267,287)	(64,942)

(i)
Other reserves at December 31, 2003 consist of a $(69,198,000) currency translation reserve (2002: $(84,121,000), 2001: $(46,274,000)) and a $4,256,000 legal reserve (2002: $4,256,000, 2001: $4,256,000).

(ii)
See Note 18.

(iii)
After stock split of February 20, 2004 (Notes 17 and 32).

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements

As of December 31, 2003, 2002 and 2001

1. ORGANIZATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "MIC") is a global operator of cellular telephone services in the world's emerging markets. As of December 31, 2003, MIC has interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg stock exchange. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg.

        MIC's cellular telephone interests operate through strategic entities operating in major geographic regions of the world (Note 3). MIC's cellular telephone interests in Asia include operations in Cambodia, Lao, Pakistan, Sri Lanka and Vietnam. MIC's interests in Latin America include operations in Bolivia, El Salvador, Guatemala, Honduras and Paraguay. MIC's interests in Africa include operations in Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

        In 2003, MIC sold its interest in its operation in Colombia. In 2002, MIC disposed of MIC Systems, including MACH, its GSM clearing-house, and disposed of its operation in the Philippines. In 2001, MIC disposed of FORA Telecom, its Russian segment (Note 22).

        The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik ("Kinnevik"), a company established in Sweden, and Millicom Incorporated ("Millicom"), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged ("the Merger") into a wholly owned subsidiary of MIC, MIC-USA Inc. ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom's common stock were exchanged for approximately 46.5% of MIC's common stock outstanding at that time.

        The Board of Directors has approved these financial statements on February, 25 2004 for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

Basis of preparation

        The consolidated financial statements of the Group are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. These consolidated financial statements are not prepared for the purposes of statutory filing.

        The Group has experienced significant losses during the last two years and has negative shareholders' equity of $85,180,000 as of December 31, 2003. The Group has substantial outstanding debt, significant debt service obligations and capital requirements. Management of the Group has taken certain measures to restructure the operations of the Group and reduce the extent of its obligations. This has included the disposal of certain businesses and investments during 2003 and 2002 (see Note 22). Further, the Group has made an exchange offer to holders of the 13.5% Senior Subordinated Notes (see Note 18). Management expects that the Group will generate sufficient cash from operations to meet its obligations as they come due and the financial statements have been prepared on the basis that the Group is a going concern.

        The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Changes in accounting policies

        The consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2002, except for the accounting policy with respect to the unrealised gains and losses of available-for-sale securities. Prior to January 1, 2003 these gains or losses were recorded within shareholders' equity under a caption "revaluation reserve". When the securities were sold, impaired or there was a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the consolidated statements of profit and loss as gains and losses on investment securities.

        As from January 1, 2003 management determined that it was more appropriate to record the change in fair value of available-for-sale securities in the consolidated statements of profit and loss. As discussed in Note 18, the 5% Mandatory Exchangeable Notes are mandatorily exchangeable into shares of Tele2 AB, which MIC records as available-for-sale securities. Management believes that the issuance of the 5% Mandatory Exchangeable Notes and the investment in the Tele2 AB shares are related transactions. Therefore, recording the change in fair value of the Tele2 AB shares and the derivative embedded in the 5% Mandatory Exchangeable Notes (Note 18) together in the Company's financial statements, best reflects the economic substance of the transaction. Because the change in fair value of the embedded derivative is recorded in MIC's statement of profit and loss, the Board of Directors decided to change the accounting policy for fair value adjustments of available-for-sale securities and to record these adjustments in the consolidated statement of profit and loss as from January 1, 2003. MIC adopted the allowed alternative treatment for change in accounting policy as defined in IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies", which requires any adjustment resulting from retrospective application of the change in accounting policy to be included in the determination of the net profit of loss for the current period. Because MIC recorded an impairment loss in the statement of profit and loss based on the value of available for sale securities as of December 31, 2002, only the change in value from January 1 to December 31, 2003 has been recorded to reflect the change in accounting principle at December 31, 2003. Had MIC applied the same accounting principle in prior years the retained losses and losses for the years ended December 31, 2002 and 2001 would have been as follows:

	2002	2001
	US$ '000	US$ '000
Net loss as reported for the year	(385,143)	(138,053)
Effect of change in accounting policy with respect to the fair value adjustments of available-for-sale securities	61,325	(79,061)

Net loss as adjusted for the year	(323,818)	(217,114)

        The reconciliation between retained profits (losses) as previously reported and retained losses as adjusted is as follows:

	2002	2001
	US$ '000	US$ '000
Retained (losses) profits as reported as of January 1	(57,719)	80,334
Effect of change in accounting policy with respect to the fair value adjustments of available-for-sale securities	(61,325)	17,736
Retained (losses) profits as restated as of January 1	(119,044)	98,070
Net loss as adjusted for the year	(323,818)	(217,114)

Retained losses as restated as of the end of the year	(442,862)	(119,044)

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

        The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the joint venture. The Group does not recognize its share of profits or losses from the joint venture that results from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

  Associates

        Investments in associates are accounted for using the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognized in the consolidated statements of profit and loss. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

b) Goodwill

        The excess of cost of an acquisition over the Group's share in the fair value of the net identifiable assets of the acquired subsidiary, joint venture or associate at the date of transaction is recorded as Goodwill and recognized as an asset in the balance sheet. Goodwill is amortized using the straight-line method over its estimated useful life but not longer than 20 years. Goodwill on associates is included in their carrying value in the caption "Investments in associates".

        At each balance sheet date the Group assesses whether there is any indication of impairment of its recorded goodwill. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

        Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the identifiable non-monetary assets acquired, is recognized in the consolidated statements of profit and loss over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; negative goodwill in excess of the fair values of those assets is recognized in the consolidated statements of profit and loss immediately.

c) Licenses

        The carrying value of licenses for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by joint ventures and subsidiaries is disclosed in Note 5.

        The Group operates in an industry that is subject to changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate making, frequency allocation and technical standards. Licenses are initially measured at cost and are amortized using the straight-line basis over periods of five to 20 years depending on the term of the license. Licenses held, subject to certain conditions, are renewable and are generally non-exclusive. MIC does not currently expect any of the Group's telephone operations to be required to cease due to license reviews and renewals. Under the terms of the respective licenses, the joint ventures and subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

d) Software development costs

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

e) Property, plant and equipment

        Property, plant and equipment is stated at cost and depreciated over the estimated useful life of the asset using the straight-line method. All repairs and maintenance expenditures are expensed as they occur.

        Maximum estimated useful lives are:

Buildings	40 years or life of lease if lower
Networks	five to ten years
Other	two to seven years

        Construction in progress consists of the cost of assets, labor and other direct costs associated with property, plant and equipment being constructed by the Group. Once the assets become operational, the related costs are transferred from construction in progress to the appropriate asset category and start to be amortized.

        Costs directly associated with the establishment of new networks primarily relate to engineering and design work for the installation of the network and systems integral to its operation.

        The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

        The expected costs of retirement of assets on leased sites are recorded as a liability and included in the cost of the assets and depreciated over the useful life of the assets.

f) Inventories

        Inventories consist of cellular telephone equipment and related accessories, which are classified as trading inventory, and network equipment spares, which are classified as non-trading inventory. Inventory is stated at the lower of cost and net realisable value, with cost determined on a first-in, first-out basis.

g) Time and pledged deposits

        Time deposits represent cash deposits with banks that earn interest at market rates.

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

i) Foreign currency translation

  i) Presentation and measurement currency

        The presentation currency of the Group is the U.S. dollar. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in different currencies. The measurement currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. The measurement currency of each subsidiary, joint venture and associate, where these are foreign entities, reflects the economic substance of the underlying events and circumstances of these entities and is determined in accordance with the requirements of SIC 19 "Reporting Currency—Measurement and Presentation of Financial Statements under IAS 21 and IAS 29".

  ii) Transactions and balances

        In the financial statements of Group entities, transactions denominated in currencies other than the measurement currency are recorded in the measurement currency at the actual exchange rate existing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the measurement currency are reported at the exchange rates prevailing at the year-end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the consolidated statements of profit and loss.

        For the purposes of consolidating joint ventures and subsidiaries with measurement currencies other than U.S. dollars, the balance sheets are translated using the closing exchange rate. Profit and loss accounts are translated at the average exchange rate during the year. Foreign exchange gains and losses arising from the translation of financial statements are recorded as a separate component of shareholders' equity under the caption "Currency translation reserve".

        The following is a table of the principal currency translation rates to the U.S. dollar as of December 31, 2003 and 2002 and the average rates for the year ended December 31, 2003.

Country	Currency	2003 Average rate	2003 Year-end rate	2002 Year-end rate
Argentina	Pesos	2.98	2.93	3.36
El Salvador	Colon	8.75	8.75	8.75
Ghana	Cedi	8,596.92	8,850.00	8,400.00
Guatemala	Quetzal	7.93	8.02	7.64
Honduras	Lempira	17.32	17.74	16.92
Laos	Kip	10,682.31	10,599.00	10,600.00
Luxembourg	Euro	0.88	0.79	0.95
Mauritius	Rupee	28.07	26.20	29.30
Pakistan	Rupee	57.74	57.25	58.25
Paraguay	Guarani	6,520.58	6,100.00	7,150.00
Phillipines	Pesos	54.29	55.54	53.60
Senegal	CFA franc	580.76	520.04	625.76
Sierra Leone	Leone	2,266.18	2,450.00	1,970.00
Sri Lanka	Rupee	96.57	96.95	96.73
Sweden	Kroner	8.08	7.19	8.69
Tanzania	Shilling	1,033.27	1,057.54	963.00

        Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the period.

  iii) Foreign exchange risk

        MIC seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, MIC may borrow in U.S. dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in U.S. dollars or because U.S. dollar-denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, MIC has currently decided to accept the remaining currency risk associated with the financing of its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover in the currencies of the countries in which the Group operates.

j) Revenue recognition

        The Group revenue sources in the consolidated statements of profit and loss comprise the following:

  Revenues from provision of telecom services

        These recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees, revenue from the provision of data clearing services (until November 2002, when MIC disposed of MACH, Note 22) and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

  Connection revenues

        Initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

  Equipment revenues

        These revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

k) Prepaid cards

        Prepaid cards allow the forward purchase of a specified amount of airtime by customers. Revenues are recognized as credit is used. Unutilized airtime is carried in the balance sheet and is included under deferred revenue within other current liabilities.

l) Cost of sales

        The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of channel, costs of handsets and other accessories sold and royalties. Costs of sales are recorded on an accrual basis.

        Cost of sales also includes the depreciation and impairment of network equipment (Note 2 e).

m) Customer acquisition costs

        Specific customer acquisition costs, including handset subsidies and free phone promotions, are charged to sales and marketing when the subscriber is activated. Advertising costs are charged to sales and marketing when incurred and amount to $22,932,000 for the year ended December 31, 2003 (2002: $24,914,000; 2001: $31,376,000).

n) Leases

        Operating lease rentals are charged to the statements of profit and loss on a straight-line basis over the life of the lease.

        Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the statements of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

o) Taxation

        The companies of the Group are subject to taxation in the countries in which they operate. Corporate tax, including deferred taxation where appropriate, is applied at the applicable current rates on their taxable profits. Deferred income taxes are determined using the liability method whereby the future expected consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements are recognized as deferred tax assets and liabilities. Currently enacted tax rates are used in the determination of deferred income tax.

        Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

        Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

p) Earnings (loss) per common share

        Basic earnings (loss) per common share are based on the profit (loss) for the year divided by the weighted average number of common shares outstanding during the year taking into account, stock splits up to the date of approval of the financial statements. Diluted earnings (loss) per share is calculated by dividing the net income attributable to ordinary shareholders by the sum of the weighted average number of common shares outstanding and the weighted average number of shares, which would be issued on the conversion of all the dilutive potential common shares into common shares. The Company has two categories of dilutive potential ordinary shares: convertible debt and share options.

q) Amounts due from joint ventures

        In the ordinary course of business, the Company advances cash to fund operations of the joint ventures. During consolidation of the Group's financial statements, part of these advances are eliminated based on the Company's ownership percentage in each joint venture. The remaining amount represents the partner's share of the joint venture's payable to the Company and is recorded under the caption "Amounts due from joint ventures".

r) Financial instruments

        A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

        After initial recognition, the Group revalues financial assets held as available-for-sale and derivatives at fair value.

        Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced or liquidation sale. Fair values are obtained from quoted market prices, discounted cash flow models and option-pricing models using management's estimates as appropriate.

  Investment in securities

        The Group classified its investments in debt and equity securities into the following categories: held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

        Available-for-sale securities are reported at fair value. Prior to January 1, 2003, net unrealized gains or losses were recorded within shareholders' equity under a caption "Revaluation reserve". When the securities were sold, impaired or there was a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the consolidated statements of profit and loss as gains and losses on investment securities. As from January 1, 2003, management determined that it was appropriate to record the change in fair market value of available-for-sale securities in the consolidated statements of profit and loss. Accordingly, the Board of Directors decided to change the accounting policy for fair value adjustments of available-for-sale securities and to record these adjustments in the consolidated statements of profit and loss as from January, 1, 2003. MIC adopted the allowed alternative treatment for change in accounting policy as defined in IAS 8 "Net profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies' which requires any adjustment resulting from retrospective application of the change in accounting policy to be included in the determination of the net profit or loss for the current period (Note 2—Changes in accounting policies).

        The Group determines the fair value of its available-for-sale securities based on quoted market prices if available. The fair value of non-marketable securities is based on management's best estimate of the amount at which the securities could be sold in a current transaction.

        Unquoted available-for-sale equity investments are reviewed for impairment losses every balance sheet date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows. The discount rate applied is based upon current market assessments of the time value of money and the risks specific to the investment. When the level of information available to calculate the net present value of expected future cash flows makes this exercise unworkable, management use different valuation techniques to estimate whether there is objective evidence of impairment and to determine the likely amount of impairment, if any.

        Held-to-maturity investments are carried at amortized cost using the effective yield method.

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

  Borrowings

        Borrowings are initially recognized at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit and loss as interest charge or income over the period of the borrowings.

        Gains or losses on restructuring of borrowings are recorded in "Other financial income".

        Other debt and financing is primarily comprised of bank loans bearing market rates of interest that vary on a regular basis.

        When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a non-current liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

  Derivative financial instruments

        International Accounting Standard No.39 "Financial Instruments: Recognition and Measurement" requires that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Derivatives are initially recorded at cost and then re-measured to fair value through the consolidated statements of profit and loss under the caption "Fair value result on financial instruments". Upon adoption of IAS 39 on January 1, 2001, the Company recorded a cumulative adjustment related to these derivatives in shareholders' equity for an amount of $45,264,000.

        A derivative embedded in a financial instrument, such as the embedded derivative on the 5% Mandatory Exchangeable Notes in Tele2 AB series B shares (Note 18), is treated as a separate derivative when (i) its economic risks and characteristics are not closely related to those of the host contract, (ii) a separate instrument with the same terms as the embedded derivative would qualify as a derivative, (iii) the combined instrument (derivative and host contract) is not carried at fair value with unrealized gains and losses reported in the profit and loss.

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

s) Risk management

  Liquidity Risk

        The Group has incurred significant indebtedness but evaluates its ability to meet its obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage its liquidity risk, including the designation of certain assets as available-for-sale.

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

t) Impairment of non-financial assets

        The recoverability of the Group's assets, including its intangible assets, is subject to the future profitability of the Group's operations and the evolution of the business in accordance with its plans. In evaluating the recoverability of its assets, the value and future benefits of the Group's operations are periodically reviewed by management based on technological, regulatory and market conditions. When certain operational and financial factors indicate an impairment of value, the Group evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance, and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if not possible, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. For new product launches where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. In 2003, 2002 and 2001, management recorded an impairment loss on certain assets (Note 22).

u) Segment reporting

        Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

v) Comparatives

        Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

        As from January 1, 2003, the amortization of the licenses acquired other than by business combinations are recorded under "General and administrative expenses". The related amounts for 2002 and 2001, respectively $10,091,000 and $8,852,000, have been reclassified accordingly from "Cost of sales" to "General and administrative expenses".

w) Equity compensation benefits

        Share options are granted to Directors, management and key employees. Options are granted at the market price of the shares on the date of the grant and are exercisable at that price. Options are exercisable in tranches beginning either one year or three years from the date of grant and have either an indefinite term or a contractual option term of maximum six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (par value) and share premium. The Group does not make a charge to staff costs in connection with share options.

x) Share capital

        Common shares are classified as equity. The portion of a convertible bond representing the value of the conversion option at the time of issue is included in equity (see Note 2 r).

        Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

y) Provisions

        Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

z) New and revised accounting standards

        During 2003 and up to the date of approval of these financial statements, the International Accounting Standards Board ("IASB") released 15 revised standards, including revised IAS 32, IAS 39 and 13 other standards in its "Improvements to International Accounting Standards" publication as well as International Financial Reporting Standard 2 "Share based payments". MIC is currently assessing the impact of these new and revised standards, which will come into force on January 1, 2005.

3.  SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

a) Subsidiaries

        The Group has the following significant subsidiaries:

		Holding December 31, 2003	Holding December 31, 2002
Name of the company	Country	% of ownership interest	% of ownership interest
MIC Asia
Millicom Lao Co. Ltd.(i)	Lao People's Democratic Republic	78.0	78.0
Pakcom Limited	Pakistan	61.3	61.3
Paktel Limited	Pakistan	98.9	98.9
Celltel Lanka Limited	Sri Lanka	99.9	99.9
Comvik International (Vietnam) AB(ii)	Vietnam	80.0	80.0
MIC Latin America
Telefonica Celular de Bolivia SA	Bolivia	100.0	100.0
Celcaribe SA(iii)	Colombia	—	95.4
Telemovil El Salvador SA(iv)	El Salvador	70.0	70.0
Telefonica Celular del Paraguay SA	Paraguay	96.0	96.0
MIC Africa
Millicom (Ghana) Limited	Ghana	100.0	100.0
Sentel GSM	Senegal	75.0	75.0
Millicom Sierra Leone Limited	Sierra Leone	70.0	70.0
Other
Millicom Peru SA	Peru	100.0	100.0
Unallocated
Millicom International Operations SA	Luxembourg	100.0	100.0
MIC-USA Inc	United States	100.0	100.0
Millicom Holding BV	Netherlands	100.0	100.0
Millicom International Operations BV	Netherlands	100.0	100.0
Millicom Telecommunications BV	Netherlands	100.0	100.0
Millicom Telecommunications SA	Luxembourg	100.0	100.0
MIC Latin America BV	Netherlands	100.0	100.0
Millicom International BV	Netherlands	100.0	100.0

(i)
Operations commenced in April 2003.

(ii)
Comvik International (Vietnam) AB ("CIV"), a 80% owned subsidiary of the Company, and Vietnam Mobile Services Co. ("VMS") have entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam ("Mobifone"). This revenue sharing agreement, which had a ten year term starting July 1, 1995, provided that CIV would be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the revenue sharing agreement was amended and stated that MIC would continue to receive 50% of net revenue in years six through ten of the contract agreement. CIV initially contracted to invest $128 million in the venture. Such commitment has been met as of December 31, 2003. As part of the amendment in 2000, and further amendments in 2002 and 2003, CIV committed to invest an additional minimum of $75 million, of which approximately $46.6 million has been disbursed as of

  December 31, 2003. At the time the revenue sharing agreement expires in 2005, legal title to all equipment shall be transferred to VMS at a price of $1. This equipment is depreciated accordingly. Negotiations are ongoing to extend the life of the revenue sharing agreement.

(iii)
On February 13, 2003, MIC completed the sale of Celcaribe SA, its Colombian operation, realizing a gain of $3,305,000 on net proceeds of $10,932,000.

(iv)
On September 15, 2003, MIC's operation in El Salvador, Telemovil, entered into a share purchase agreement (the "Agreement") with the minority shareholders of Telemovil. The Agreement provides for the acquisition by Telemovil of 30% of its own shares for a consideration of $70 million (the "Acquisition price") payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price is guaranteed by MIC. During this period Telemovil has the ownership interest of 30% of its own shares, whilst the record title remains with an escrow agent allowing the minority shareholders to benefit from certain protective rights. These rights will expire at the final settlement date. Based on this Agreement, MIC regained control and started reconsolidating Telemovil at 100% since September 15, 2003. The legal ownership interest of MIC remains at 70% until the final settlement date. For the period from September 15, 2003 to December 31, 2003 Telemovil contributed revenues of $39,052,000, operating profit of $11,852,000 and net income of $4,795,000 to the Group, and assets and liabilities as at December 31, 2003 were respectively $157,733,000 and $103,307,000.

b) Joint ventures

        The Group has the following significant joint venture companies, which have been proportionally consolidated:

		Holding December 31, 2003	Holding December 31, 2002
Name of the company	Country	% of ownership interest	% of ownership interest
MIC Asia
Cam GSM Company Limited	Cambodia	58.4	58.4
Royal Telecam International Limited	Cambodia	57.0	57.0
MIC Latin America
Comunicaciones Celulares SA	Guatemala	55.0	55.0
Telefonica Celular	Honduras	50.0	50.0
MIC Africa
Emtel Limited(i)	Mauritius	50.0	50.0
MIC Tanzania Limited	Tanzania	59.4	57.0
Other
Millicom Argentina SA	Argentina	65.0	65.0

(i)
In 2003, Mauritius was reclassified from the segment MIC Asia to the segment MIC Africa.

        MIC determined the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, of the above ventures.

        The following amounts have been consolidated into the Group accounts representing the Group's share of assets, liabilities, income and expenses in the above joint ventures, excluding divested operations.

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Revenues	208,067	186,935	180,704
Total operating expenses	(144,609)	(141,422)	(135,763)
Operating profit	63,458	45,513	44,941
Property, plant and equipment, net	124,509	134,439	125,893
Licenses, net	7,079	401	451
Other intangible assets, net	2,176	2,352	2,361
Total non-current assets	138,685	138,079	131,140
Current assets	77,539	71,237	58,841
Amounts due from joint ventures to MIC	(13,137)	(14,053)	(14,827)
Liabilities due after more than one year	(42,577)	(40,358)	(35,334)
Liabilities due within one year	(74,473)	(65,875)	(82,804)
Cash flow:
Cash provided by operating activities	86,019	46,791	34,251
Cash flow from investing activities	(29,149)	(30,879)	(32,103)
Cash flow from financing activities	(6,760)	(21,146)	(13,350)

c) Associates

        The movements in associates were as follows:

	2003	2002
	US$ '000	US$ '000
Opening balance	1,013	52,858
Share of results(iii)	380	62
Exchange differences	(53)	34
Transfers(i)(ii)	—	(51,941)

Closing balance	1,340	1,013

(i)
As of May 2001, MIC determined that, due to a dispute with the minority shareholders, circumstances regarding the investment in its 70% owned joint venture in Telemovil El Salvador had changed so that proportional consolidation was no longer appropriate. Therefore, as of December 2001, the entity was accounted for under the equity method and recorded in the balance sheet under the caption "Investments in associates". As of December 31, 2002, this dispute had still to be settled and management no longer felt it was able to exercise a significant influence in the operation and therefore felt it was more appropriate to show its investment as a non-current asset in the balance sheet under the caption "Investment in other securities" for an amount of $52,858,000. As from September 15, 2003 Telemovil El Salvador was reconsolidated (see Subsidiaries (iv) above)

(ii)
As of December 31, 2001, MIC's interest in Navega S.A. was recorded as a non-current investment in other securities. During the course of 2002, the Group was able to exercise significant influence in the operation and therefore transferred the investment cost of $917,000 to investments in associates.

(iii)
In 2003, MIC's share of tax in associates was nil (2002: nil)

        As at December 31, 2003 and 2002, the principal associated company, which is unlisted, was Navega S.A. This company is 45% owned by MIC's joint venture in Guatemala.

4.  GOODWILL

        The movements in goodwill, including negative goodwill, were as follows:

	2003	2002
	US$ '000	US$ '000
Cost
Opening balance	35,562	70,431
Additions(i)	46,101	2,268
Write-downs (Note 22)(ii)(iii)	—	(36,308)
Disposals	(9,712)	(829)

Closing balance	71,951	35,562

Amortization
Opening balance	(25,390)	(17,856)
Charge for the year(iii)	(6,695)	(7,865)
Disposals	9,712	331

Closing balance	(22,373)	(25,390)

Net book value
Closing balance	49,578	10,172

Opening balance	10,172	52,575

(i)
In 2003, the addition corresponds to the goodwill generated on Telemovil El Salvador (Note 3a). The details of net assets acquired and goodwill in 2003 are as follows:

US$ '000
Net present value of Acquisition price	67,371
Fair value of 30% of net assets acquired	(21,270)

Goodwill	46,101

(ii)
Accumulated write-downs at December 31, 2003 were $585,000 (2002: $36,308,000). These write-downs are in respect of MIC's interest in Argentina. During 2003, the Group reversed $35,723,000 accumulated write-down as part of the divestment of its operation in Colombia (Note 22).

(iii)
Goodwill write-downs and amortization charges are recorded in the caption "Other operating expenses" of the consolidated statements of profit and loss.

        The movements in negative goodwill, included in the above figures, were as follows:

	2003	2002
	US$ '000	US$ '000
Cost
Opening balance	(11,384)	(11,483)
Disposals	—	99

Closing balance	(11,384)	(11,384)

Amortization
Opening balance	3,441	2,147
Income for the year	1,391	1,393
Disposals	—	(99)

Closing balance	4,832	3,441

Net book value
Closing balance	(6,552)	(7,943)

Opening balance	(7,943)	(9,336)

5.  LICENSES

        Licenses comprise the amortized cost of purchased fixed fee licenses and other licenses held by joint ventures and subsidiaries (Note 2c). The movements in licenses were as follows:

	Total 2003	Total 2002
	US$ '000	US$ '000
Cost
Opening balance	184,832	284,519
Additions	1,137	3,962
Write-downs for the year (Note 22)(i)(iii)	(3,073)	(46,678)
Effect of change in ownership percentage/disposals	(95,174)	(54,940)
Transfers	6,121	404
Exchange rate movements	826	(2,435)
Change in consolidation method(ii)	1,622	—

Closing balance	96,291	184,832

Amortization
Opening balance	(100,361)	(119,978)
Charge for the year(iii)	(6,122)	(16,726)
Effect of change in ownership percentage/disposals	43,701	36,125
Transfers	(1,461)	120
Exchange rate movements	(813)	98
Change in consolidation method(ii)	(346)	—

Closing balance	(65,402)	(100,361)

Net book value
Closing balance	30,889	84,471

Opening balance	84,471	164,541

(i)
Accumulated write-downs at December 31, 2003 were $8,018,000 (2002: $46,678,000). These write-downs are in respect of MIC's interests in Argentina ($1,911,000), Peru ($5,307,000) and Venezuela ($800,000). During 2003 the Group reversed $41,733,000 of accumulated write-downs as part of the divestment of its operation in Colombia (Note 22).

(ii)
Corresponds to the license in MIC's operation in El Salvador.

(iii)
Licenses write-downs and amortization charges are recorded in "General and administrative expenses".

        During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

        The estimated aggregate amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is shown in the table below:

Estimated amortization expense	US$ '000
For the year ended December 31, 2004	7,267
For the year ended December 31, 2005	5,854
For the year ended December 31, 2006	3,688
For the year ended December 31, 2007	2,657
For the year ended December 31, 2008	2,072

6.  OTHER INTANGIBLE ASSETS, NET

        The movements in other intangible assets were as follows:

	Software development costs	Other	Total 2003	Total 2002
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	2,708	2,211	4,919	15,685
Additions	1,144	1,288	2,432	4,631
Disposals	—	(782)	(782)	(4,479)
Amortization for the year(i)	(884)	(485)	(1,369)	(6,212)
Effect of change in ownership percentage	(9)	(156)	(165)	(3,333)
Transfers	—	—	—	(856)
Exchange rate movements	135	(22)	113	(517)

Closing balance, net	3,094	2,054	5,148	4,919

(i)
Accumulated amortization for other intangible assets as of December 31, 2003 was $3,732,000 (2002: $2,973,000; 2001: $12,141,000). Amortization charges of other intangible assets are recorded in "General and administrative expenses".

        During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

7.  PROPERTY, PLANT AND EQUIPMENT

        The movements in 2003 were as follows:

	Land and Buildings	Networks	Construction in progress	Other	Total 2003
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Cost
Opening balance	19,140	724,169	24,150	104,468	871,927
Additions	1,208	31,374	62,542	8,704	103,828
Disposals	(16)	(7,296)	(2,638)	(6,904)	(16,854)
Transfers(i)	1,368	40,605	(49,915)	1,821	(6,121)
Write-down of assets	—	(2,518)	—	—	(2,518)
Exchange rate movements	1,287	15,210	1,071	2,412	19,980
Effect of change in ownership percentage/disposals	(85)	(68,065)	(1,275)	(10,931)	(80,356)
Change in consolidation method(ii)	960	110,089	2,613	30,062	143,724

Closing balance	23,862	843,568	36,548	129,632	1,033,610

Depreciation
Opening balance	(4,903)	(344,335)	—	(63,756)	(412,994)
Charge for the year	(1,733)	(93,554)	—	(19,096)	(114,383)
Disposals	10	7,296	—	4,764	12,070
Transfers	—	—	—	1,461	1,461
Exchange rate movements	(311)	(7,989)	—	(1,370)	(9,670)
Effect of change in ownership percentage/disposals	4	40,405	—	7,852	48,261
Change in consolidation method	(304)	(44,038)	—	(26,267)	(70,609)

Closing balance	(7,237)	(442,215)	—	(96,412)	(545,864)

Net book value
Closing balance	16,625	401,353	36,548	33,220	487,746

Opening balance	14,237	379,834	24,150	40,712	458,933

Leased assets included In the above	—	919	—	—	919

(i)
During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

(ii)
Corresponds to the operation in El Salvador.

        The movements in 2002 were as follows:

	Land and buildings	Networks	Construction in progress	Other	Total 2002
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Cost
Opening balance	20,778	676,243	56,763	118,691	872,475
Additions	1,556	65,476	27,005	3,737	97,774
Disposals	(1,194)	(355)	(9,781)	(15,267)	(26,597)
Transfers	672	33,951	(44,838)	9,111	(1,104)
Write-down of assets	—	(6,833)	—	—	(6,833)
Exchange rate movements	(2,054)	(32,594)	(3,211)	(3,940)	(41,799)
Effect of change in ownership percentage	(618)	(11,719)	(1,788)	(7,864)	(21,989)

Closing balance	19,140	724,169	24,150	104,468	871,927

Depreciation
Opening balance	(5,630)	(288,065)	—	(66,544)	(360,239)
Charge for the year	(1,215)	(87,988)	—	(19,312)	(108,515)
Disposals	1,283	8,858	—	16,448	26,589
Transfers	—	459	—	(1,035)	(576)
Exchange rate movements	358	16,994	—	1,813	19,165
Effect of change in ownership percentage	301	5,407	—	4,874	10,582

Closing balance	(4,903)	(344,335)	—	(63,756)	(412,994)

Net book value
Closing balance	14,237	379,834	24,150	40,712	458,933

Opening balance	15,148	388,178	56,763	52,147	512,236

Leased assets included in the above	1,139	—	—	125	1,264

        During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

8.  INVESTMENT IN TELE 2 AB SHARES

        As of December 31, 2003 and 2002, MIC had the following investments in Tele2 AB ("Tele2") shares:

	2003	2002
	US$ '000	US$ '000
Non-current available-for-sale securities	479,040	164,031
Current available-for-sale securities	—	101,540

	479,040	265,571

        Transactions in Tele2 shares have been summarized in the table below:

	Number of Shares held
	Tele2 series A shares	Tele2 series B shares	Ownership %	Revaluation reserve	Gain / (loss)	Total
				US$ '000	US$ '000	US$ '000
Balance as of January 1, 2001	5,384,316	14,422,888	13.70%	17,736	—	800,070
Sale of shares	—	(3,513,000)	(3.60)%	—	(15,931)	(141,126)
Exchange of Shares for FORA assets (Note 22)	—	2,461,449	2.63%	—	—	79,557
Change in fair value	—	—	—	(79,061)	—	(79,061)

Balance as of December 31, 2001	5,384,316	13,371,337	12.73%	(61,325)	—	659,440
Sale of shares	—	(8,743,110)	(5.94)%	—	(168,818)	(336,056)
Exchange of A shares for B shares	(5,384,316)	5,384,316	—	—	—	—
Change in fair value	—	—	—	—	(57,813)	(57,813)
Prolonged decline in value transferred to profit and loss	—	—	—	61,325	(61,325)	—

Balance as of December 31, 2002	—	10,012,543	6.79%	—	—	265,571
Sale of shares	—	(1,044,129)	(0.71)%	—	—	(33,291)
Change in fair value	—	—	—	—	246,760	246,760

Balance as of December 31, 2003	—	8,968,414	6.08%	—	—	479,040

        Tele2 is the leading profitable alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brand names Tele2, Tango and Comviq to 22.3 million people in 23 countries. Tele2 is listed on the Stockholm Stock Exchange and the NASDAQ National Market.

        In 2001, the Group classified its investment in Tele2 as non-current as it considered it to be a strategic investment. However, the Group sold certain of these shares during the course of 2002 in order to meet liquidity needs and therefore re-classified the portion of its holding that was not pledged against financing (Note 18) as a current asset in the consolidated balance sheet as of December 31, 2002. Following the issuance of the 5% Mandatory Exchangeable Notes due 2006 (Note 18), MIC reclassified its investment in Tele2 from current to non-current assets.

        The Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes have been lent by Millicom Telecommunications S.A. to Deutsche Bank AG London pursuant to a securities lending arrangement. Deutsche Bank AG London may sell or on-lend such Tele2 shares under the securities lending agreement. Deutsche Bank AG London is contractually required to deliver to Millicom Telecommunications S.A. such Tele2 shares upon requisite notice to Deutsche Bank AG London by Millicom Telecommunications S.A., if (1) Millicom Telecommunications S.A. requires such Tele2 shares to satisfy its obligations from time to time to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders or (2) specified bankruptcy-related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London by Millicom Telecomunnications S.A. of its obligations under the securities lending agreement have occurred. Millicom Telecommunications S.A. is obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. the Tele2 shares. Millicom Telecommunications S.A.'s obligation in respect of the delivery of those shares has not been guaranteed by the Group.

9.  INVESTMENT IN OTHER SECURITIES

        As of December 31, 2003 and 2002, MIC had the following investments in other securities:

	2003	2002
	US$ '000	US$ '000
Non-current
Available-for-sale
El Salvador(i)	—	52,858
Other investments(iii)	3,120	3,497
Held-to-maturity
U.S. Treasury strips(ii)	22,277	—

	25,397	56,355

Current
Held-to-maturity
U.S. Treasury strips(ii)	15,291	—

	15,291	—

(i) El Salvador

        As of December 31, 2002 the Group no longer had control or significant influence over Telemovil, its cellular operation in El Salvador and the Group's investment was therefore accounted for as an available-for-sale financial asset in 2002. The shares in this investment are not quoted on a public market and management was not able to obtain reliable financial information. It was therefore concluded that estimating a fair value in these conditions was inappropriate. Consequently the investment was being carried at the carrying amount as of December 31, 2001. On September 15, 2003, MIC resolved the shareholders dispute with the minority shareholders in Telemovil and as a result, recommenced consolidating Telemovil as from that date (Note 3).

(ii) U.S. Treasury strips

        On August 7, 2003, $45,294,000 of the net proceeds of the 5% Mandatory Exchangeable Notes was used to purchase U.S. Treasury strips, with a nominal amount of $46,470,000 to provide for payment of the interest under the 5% Mandatory Exchangeable Notes. On November 15, 2003, $7,726,000 of the U.S. Treasury strips matured with the proceeds of $7,745,000 being recorded in "Pledged deposits" until the first interest payment date in February 2004.

        As of December 31, 2003, the outstanding U.S. Treasury strips, which have effective interest rates ranging from 0.9% to 2.1%, have the following maturity dates:

US$ '000
Non-current
May 15, 2006	7,307
November 15, 2005	7,434
May 15, 2005	7,536

22,277

Current
November 15, 2004	7,613
May 15, 2004	7,678

15,291

Total	37,568

(iii) Other investments in available-for-sale securities

        In January 2000, MIC invested $10,000,000 in Modern Holdings Inc. ("Modern Holdings"), formerly known as XSource Corporation (Note 29) in the form of promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings. As of December 31, 2003 and 2002 the shares of Modern Holdings are not quoted on a public market. In 2002, following a restructuring of Modern Holdings and an independent valuation, MIC recognized an impairment loss of $7,050,000 on its investment in Modern Holdings. The carrying value of this investment is $2,950,000 as of December 31, 2003 (2002: $2,950,000). In 2003, management determined that no change in fair value should be recorded. In addition, the Group holds other available-for-sale securities for a total fair value of $170,000 as of December 31, 2003 (2002: $547,000).

        During the course of 2002, MIC recorded an impairment loss of $5,027,000 on its investment in Great Universal due to uncertainty concerning its recoverability.

        As indicated in Note 29, MIC does not consolidate its investment in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to MIC. Further, due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, MIC considers that it does not control these companies.

10.  DERIVATIVES ARISING FROM BUSINESS COMBINATIONS

        MIC or its partners have agreements to purchase or sell interests in certain operations according to fixed conditions. These agreements qualify as derivatives under the prescribed accounting treatment in IAS 39. Details of the agreements are described as follows:

        Colombia—holders of the Celcaribe Ordinary Share Trust Certificates ("Certificates") (Note 18) had an option to put their certificates to the Company at an exercise price providing the holders with an internal rate of return of 15%. These put rights were cancelled in December 2002 when MIC entered into a conditional agreement to sell its interest in Celcaribe S.A., whereby holders of the Certificates were required, under the provision of a "drag-along" clause, to sell their Certificates to the buyer on the same terms and conditions as MIC. Accordingly, the fair value of the option was reduced to $nil as at December 31, 2002. The disposal of Celcaribe S.A. was declared effective on February 13, 2003. The change in fair value of the option during the period starting January 1, 2002 to the date of the conditional sale agreement for an amount of $6,684,000 (2001: $6,176,000) was recorded in the statement of profit and loss under the caption "Fair value result on financial instruments" leading to a liability of $21,098,000. The reversal of the liability was recorded in the statement of profit and loss under the caption "Other operating expenses".

        El Salvador—As of December 31, 2003 and 2002, there were no remaining rights or obligations by the Company to repurchase shares as a result of the exercising of outstanding options during 2001. The settlement of the financial asset and liability resulted in a charge of $3,348,000 recorded in "Fair value result on financial instruments" in 2001.

        Express Telecommunications Co. Inc—As part of the sale agreement for Express Telecommunications Co. Inc. ("Extelcom"), MIC's operation in the Philippines, signed in December 2002, MIC was granted, for the price of $1, the option to purchase 47.9% of the issued share capital of Extelcom at various prices up to ten years after issuance. The exercise price is $1,000,000 if exercised within 12 months of the sale agreement increasing by an additional $1,000,000 for each year afterwards. If exercised between five and ten years after the option is issued, the purchase price is $8,000,000. Due to the history of losses incurred by the operation and based on the financial statements of Extelcom as of December 31, 2003, management considers that the option has nil value. The option is not exercisable in part. As of December 31, 2003, the option has not been exercised.

        Vietnam—In July 2002, the option granted per the shareholders' agreement to CIV's minority shareholder, which gave right to purchase an additional 10% equity interest in CIV, was exercised at a price of $24,000. As a result the Company reversed the liability of $23,125,000 (see Note 22), resulting from the measurement at fair value of the option until the date of exercise, by crediting the caption "Gain from sale of subsidiaries and joint ventures, net" in the statement of profit and loss. The change in fair value to the date of exercise was $1,174,000 in 2002 and $390,000 in 2001 and was recorded as a "Fair value result on financial instruments" in the consolidated statements of profit and loss.

        Ghana—In June 2002, MIC issued a call option to a former shareholder. The option allows the holder to reacquire the 30% equity stake which he sold to MIC in 2002. The option is exercisable from June 2005 to June 2007 at an exercise price of $190,000. As of December 31, 2003, the fair value of the option is nil (2002: nil).

11.  PLEDGED DEPOSITS

        Pledged deposits represent interest bearing collateral for certain debts of Group companies (Note 18).

	2003	2002
	US$ '000	US$ '000
Pledged deposits	31,530	37,762
Offset against borrowings	—	(4,841)

	31,530	32,921

        The effective interest rate on pledged deposits as at December 31, 2003, was 1.75% (2002: 2.6%).

12.  INVENTORIES

        The Group carries the following inventories, measured at lower of cost or net realizable value:

	2003	2002
	US$ '000	US$ '000
Trading inventories	8,754	5,589
Non-trading inventories	2,187	1,373

Total inventories	10,941	6,962

13.  TRADE RECEIVABLES, NET

        The movements in trade receivables were as follows:

	2003	2002
	US$ '000	US$ '000
Trade receivables, gross
Opening balance	140,785	162,697
(Reductions)/additions, net	2,804	2,983
Write-offs	(3,328)	(4,065)
Effect of change in ownership percentage/disposals	(18,051)	(11,442)
Change in consolidation method	23,963	—
Exchange rate movement	3,776	(9,388)

Closing balance	149,949	140,785

Provision for doubtful receivables
Opening balance	(27,564)	(26,619)
Impairment charge	(8,090)	(6,624)
Write-offs	3,328	4,065
Effect of change in ownership percentage/disposals	4,639	635
Change in consolidation method	(7,996)	—
Exchange rate movement	(516)	979

Closing balance	(36,199)	(27,564)

Trade receivables, net
Closing balance	113,750	113,221

Opening balance	113,221	136,078

        Included in the net trade receivables balance above is $83,870,000 (2002: $82,356,000) related to amounts due from national telecommunication companies in respect of interconnection. These amounts are expected to be recovered within one year.

14.  OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2003	2002
	US$ '000	US$ '000
Taxes receivable	6,416	9,758
Receivable from VMS, net(i)	16,940	11,503
Advances paid to suppliers	12,061	4,460
Other current assets	14,166	12,732

	49,583	38,453

(i)
This reflects the net receivable under the revenue sharing agreement in Vietnam (Note 3 a (ii)).

15.  TIME DEPOSITS

        Time deposits as of December 31, 2003 of $32,880,000 (2002: $16,200,000) represent cash deposits with banks which earn market rates of interest and have original maturity periods of between three and twelve months.

        As of December 31, 2003, the effective interest rate on short-term bank deposits was approximately 3.4% (2002: 4.6%).

16.  CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2003	2002
	US$ '000	US$ '000
Cash and cash equivalents in US dollars	86,871	42,252
Cash and cash equivalents in other currencies	61,958	28,199

Total cash and cash equivalents	148,829	70,451

17.  SHAREHOLDERS' EQUITY

        On February 16, 2004 an extraordinary general meeting of shareholders approved a stock split of the issued shares of the Company, by which each share with a par value of $6 was split into four new ordinary shares with a par value of $1.50 each. The stock split became effective on February 20, 2004. All figures in this note have been updated to reflect the stock split for all years presented.

a) Share capital and premium

        The authorized share capital of the Company totals 133,333,200 registered shares. At December 31, 2003, the total subscribed and fully paid-in share capital and premium amounts to $239,876,270 (2002: $281,989,458) consisting of 66,319,940 (2002: 94,832,972) registered common shares at a par value of $1.50 (2002: $1.50) each.

        As a result of the Merger (Note 1), 26,553,770 shares of MIC's common stock were issued to former Millicom stockholders on December 31, 1993. In February 1994, under the terms of the Merger Agreement, 1,231,628 interim additional merger shares were issued to former Millicom stockholders and 282,485 shares of MIC's common stock were issued to Great Universal. Under the terms of the Merger Agreement, the former Millicom shareholders also had the non-transferable contingent right to receive a maximum of 1,077,396 final additional merger shares of common stock based on the payment of certain tax liabilities of Millicom (the "Tax Liabilities").

        In October 2001, the Group determined that the Tax Liabilities amounted to $7,023,000. At the time of the Merger, the Group had recorded a provision of $13,544,000 for the Tax Liabilities, resulting in a difference of $6,521,000. That difference was settled by the final issuance of 499,361 shares and a realized gain of $3,521,000 (Note 23), corresponding to the difference between the issuance price and the share price as of the date of the transaction.

        In 2003 MIC issued convertible notes (see c) 2% PIK Notes below) which if converted into MIC's common shares would convert into 23,289,348 shares of MIC's common shares.

b) Treasury stock

        As a result of the Merger, 28,862,794 shares of MIC's common shares, previously held by Millicom, were held by subsidiaries of MIC-USA, and accounted for as treasury stock for consolidated reporting purposes. In February 2003, an Extraordinary General Meeting of MIC passed a resolution approving the reduction of $43,294,192 of the share capital of the Company by means of the cancellation of the 28,862,794 shares with a par value of $1.50 each.

        In 2003, nil (2002: 515,133; 2001: nil) own shares were acquired by the Company. Those acquired were accounted for as treasury stock. In 2003, nil (2002: nil; 2001: 444) shares were issued from treasury stock under share option plans.

        In 2003, MIC used 177,428 from its holding of treasury stock to Kinnevik International AB as final payment on the partial acquisition of MACH in 1995 (Note 29).

        As of December 31, 2003, the total number of treasury shares held was 654,852 (2002: 29,695,072) MIC shares.

c) 2% PIK Notes—equity component

        In May 2003, MIC announced the closure of the exchange offer for its 13.5% Senior Subordinated Notes. As a result of the exchange, MIC issued $63,531,000 of MIC's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") (Note 18). MIC's 2% PIK Notes are convertible at any time at the holder's option into MIC common stock at a conversion price of $2.69 per share (price after stock split). MIC has apportioned part of the value of these notes to equity and part to debt (Note 18). The value allocated to equity as at December 31, 2003, was $16,006,000.

        In 2003, MIC issued 349,760 common shares to holders of 2% PIK Notes who converted their 2% PIK Notes. If the remaining principal amount of the 2% PIK Notes were converted into MIC's common shares, they would convert into 23,289,348 shares of MIC common shares, which would constitute approximately 26% of the then issued and outstanding common shares.

d) Legal and consolidation reserves

        On an annual basis, if the Company reports a net profit for the year, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. A consolidation reserve is required for consolidated profits that are not available for distribution.

        See Note 18 for other restrictions relating to dividend payments.

e) Options outstanding

        The following table summarizes information about stock options outstanding at December 31, 2003, which have been issued to Directors, management, officers and employees of the Group. Shares issued when stock options are exercised benefit from the same rights as common shares. The Company has elected to not record the expense associated with the issuance of stock options as permitted under IFRS. The market price of the Company's shares as at January 1, 2003 and December 31, 2003 was respectively $1.37 and $17.50.

Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number outstanding at Dec. 31, 2003	Weighted Average Exercise Price $	Number exercisable at Dec. 31, 2003	Weighted Average Exercise Price $
3.32 - 3.75	2,091,240	3.48	88,889	3.75
9.00	721,068	9.00	222,221	9.00
16.78 - 20.34	659,715	18.75	630,828	18.68
28.50 - 29.745	283,984	29.28	283,984	29.28
31.875 - 36.66	764,801	33.33	654,930	33.57

3.32 - 36.66	4,520,808	13.26	1,880,852	23.61

        The following table summarizes the terms of options outstanding as of December 31, 2003:

Date issued	Number of options	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002 and May 2003	2,749,708	3.32 - 36.66	Exercisable over a three-year period in equal installments. Options have an indefinite life.
May 2003	550,500	3.32	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 1998, August 1999, May 2000, June 2000, December 2001 and December 2002	1,220,600	3.75 - 31.88	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

        A summary of the Company's stock options as of December 31, 2003, 2002 and 2001, and changes during the years then ended is as follows:

	2003		2002		2001
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of year	4,221,004	18.63	5,127,143	22.80	4,189,629	27.67
Granted	1,320,500	3.32	800,000	3.75	1,353,867	9.00
Exercised	—	—	—	—	(444)	16.78
Forfeited	(1,020,696)	22.64	(1,706,139)	24.18	(415,909)	27.11

Outstanding at end of year	4,520,808	13.26	4,221,004	18.63	5,127,143	22.80

Exercisable at end of year	1,880,852	23.61	1,956,204	25.40	2,056,371	27.68

        Other options in subsidiary companies, outstanding at December 31, 2003, have been issued to officers and employees of the Group as follows:

        Millicom Argentina S.A.—An option plan was established on December 15, 2000 for certain employees and officers to purchase a total of 10% of the share capital of Millicom Argentina S.A. The strike price of these options is calculated as the corresponding share of MIC's historic total investment in the relevant operation. These options are exercisable in tranches until December 31, 2005. As of December 31, 2001, 8.8% of the share capital had been issued under the option plan. The right to exercise options over 8.2% of the share capital was cancelled. As of December 31, 2003, none of the remaining options were exercised.

        Millicom International BV—An option plan was established on December 15, 2000 for certain employees and officers to purchase a total of 1.7% of the share capital of Millicom International BV. The strike price of these options is calculated as the corresponding share of MIC's historic total investment in the relevant operation. These options are exercisable in tranches until December 31, 2005 and were all issued in 2000. During 2002 the right to exercise options over 0.7% of the share capital was cancelled. As of December 31, 2003, none of the remaining options were exercised.

18.  BORROWINGS

        Borrowings comprise:

  (i) Borrowings due after more than one year:

	2003	2002
	US$ '000	US$ '000
Corporate debt at amortized cost
13.5% Senior Subordinated Notes(c)	—	912,539
10% Senior Notes(d)	536,036	—
2% PIK Notes—debt component(e)	50,923	—
5% Mandatory Exchangeable Notes(f)	327,635	—

	914,594	912,539

Other debt and financing:
Secured equipment financing facilities	8,484	15,709
Secured bank financing facilities	173,553	207,941

Total long-term other debt and financing	182,037	223,650
Less: portion payable within one year	(55,887)	(64,280)

Total other debt and financing due after more than one year	126,150	159,370

  (ii) Borrowings due within one year:

	2003	2002
	US$ '000	US$ '000
Other debt and financing:
Secured equipment financing facilities	3,848	11,200
Secured bank financing facilities	72,929	81,186

Total short term other debt and financing	76,777	92,386
Portion of long-term debt payable within one year	55,887	64,280

Total other debt and financing due within one year	132,664	156,666

a) Company borrowings

        Borrowings mainly comprise notes, including corporate debt, term loans and revolving credit facilities in various countries and are mainly denominated in U.S. dollars. Average interest on these facilities is approximately 7.3% (2002: 12.5%, 2001: 12.9%). Average interest on short-term borrowings is approximately 6.8% (2002: 10.2%, 2001: 10.3%). Also included in debt and other financing is $160,000 (2002: $456,000) in respect of finance leases (Note 28).

        As of December 31, 2003, group companies had outstanding standby letters of credit and guarantees of $29,187,000 and $124,410,000 respectively (2002: $25,303,000 and $106,606,000) securing debt and commitments of other group companies. Accordingly, the Group's share of this debt is recorded in the balance sheet under the caption "Other debt and financing" and is described in this note below.

        In the normal course of business, MIC Group Companies have issued corporate guarantees to secure the obligations of some operations under bank, lease and supplier's financing agreements for other group companies. The table below describes, for each operation, the outstanding amount under the guarantees and the remaining terms of the guarantees. Amounts identified as bank guarantees are recorded in the Consolidated balance sheet under the caption "Other debt and financing".

	Bank and other financing Guarantees (2)	Terms as at December 31, 2003	Maximum exposure	Lease guarantees	Terms as at December 31, 2003	Maximum exposures	Suppliers' guarantee (3)	Terms as at December 31, 2003	Maximum exposure	Total Outstanding	Total Exposure	MIC Liabitlity
	US$ '000		US$ '000	US$ '000		US$ '000	US$ '000		US$ '000	US$ '000	US$ '000	US$ '000
MIC Latin America
Argentina	107	Due within 1 year	5,100	57	Due within 1 year	850				164	5,950	164
Bolivia	29,865	0-2 years	47,261							29,865	47,261	35,487
Paraguay	125	Due within 1 year	125							125	125	9,963
Peru	75	Due within 1 year	320				600	more than 5 years	600	675	920	675
El Salvador(1)	54,017	more than 5 years	61,517							54,017	61,517	75,714
Guatemala	762	more than 5 years	762							762	762	21,945
MIC Asia
Pakistan	12,743	more than 5 years	19,816				15,612	0-3 years	22,855	28,355	42,671	45,745
Cambodia	3,731	0-2 years	13,923				4,657	0-2 years	4,657	8,388	18,580	8,388
Sri Lanka	10,020	more than 5 years	23,168				1,010	3-4 years	1,010	11,030	24,178	16,548
Vietnam	12,139	more than 5 years	12,139							12,139	12,139	12,468
Lao PDR	826	2-3 years	1,653							826	1,653	5,435
Total guarantees	124,410		185,784	57		850	21,879		29,122	146,346	215,756	232,532

(1)
Operation reconsolidated as from September 15, 2003

(2)
The guarantee can recover the outstanding amounts of the underlying loans in the case of non payment from MIC Group company guarantor

(3)
The guarantee can recover the outstanding amounts of the underlying supplier financing in the case of non payment from MIC Group company guarantor

        Additional guarantees are as follows: 1) MIC has guaranteed the payment by Telemovil of $70,000,000 to its minority shareholders, as described in Note 3(a); 2) MIC's subsidiary MIOBV guarantees MIC's 2% PIK Notes, as described below.

        The Group's share of the carrying amount of total pledged assets held by operating entities securing Group debt is $178,739,000 (2002: $97,204,000). The book value of pledged assets held by non-operating entities at December 31, 2003 is $479,040,000 (2002: $164,031,000). The Group has pledged 8,968,400 Tele2 AB series B shares (2002: 6,184,293). As of December 31, 2003, the Group had $31,530,000 (2002: $37,762,000) of pledged deposits against borrowings. The Group's share of total debt secured by either pledged assets, letters of credit or Company guarantees is $644,651,000 (2002: $189,395,000).

        The total interest charged in the year is $135,172,000 (2002: $185,959,000, 2001: $209,912,000).

b) Debt restructuring

        In 2003, MIC implemented a restructuring plan to reduce its indebtedness and debt service obligations. As of December 31, 2002, MIC had total consolidated indebtedness of $1.23 billion, which required a substantial amount of cash from operations to service its debt. MIC has also divested selected assets (MIC divested MIC Systems (including MACH), certain Tele2 AB shares, its operation in the Philippines, its operation in Colombia and Liberty Broadband Limited).

        In May 2003, $776 million or 85%, of the outstanding amount of MIC's Senior Subordinated 13.5% Notes due 2006 (the "Old Notes") had been tendered in MIC's private exchange offer. Holders of the tendered Old Notes also consented to certain amendments to the indenture covering the Old Notes.

        Upon closure of the exchange offer referred to above, MIC issued $562 million of MIC's 11% Senior Notes due 2006 (the "11% Senior Notes") and $64 million of MIC's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") in exchange for the $776 million of Old Notes tendered. In addition, MIC also paid to holders of the Old Notes, who consented to the amendments of the Old Notes' indenture, $50 per $1,000 of Old Notes so consented (excluding affiliates of MIC), or approximately $38 million in aggregate. MIC's 2% PIK Notes are convertible at any time at the holder's option into MIC common stock at a conversion price of $2.69 per share (price after stock split). The debt exchange resulted in a gain of $96,748,000. This gain is recorded under the caption "Other financial income".

        On August 7, 2003, MIC's subsidiary, Millicom Telecommunications S.A., issued for an aggregate value of SEK 2,555,994,000 (the equivalent of approximately $310 million) mandatory exchangeable notes, which are mandatorily exchangeable into shares of Tele2 AB (the "5% Mandatory Exchangeable Notes"). On August 15, 2003 and September 30, 2003, MIC repurchased in private transactions $57 million and redeemed $110 million, respectively, in aggregate principal amount of the 11% Senior Notes. In August 2003, MIC also repaid the outstanding amount of the Toronto Dominion facility of $64 million.

        On November 7, 2003, MIC commenced a cash tender offer and consent solicitation relating to all of the $395 million outstanding principal amount of the 11% Senior Notes, which expired on December 8, 2003.

        On November 24, 2003, MIC issued $550 million principal amount of 10% Senior Notes due 2013 (the "10% Senior Notes") and issued a notice of redemption in respect of the total remaining outstanding amount of Old Notes. MIC used approximately $273 million of the proceeds of the offering of the 10% Senior Notes to acquire the outstanding amount of 11% Senior Notes tendered on or prior to December 8, 2003. MIC issued a notice of redemption with respect to the total remaining outstanding amount of 11% Senior Notes on December 5, 2003, with a redemption date of December 10, 2003. MIC used $143.8 million of the proceeds from the 10% Senior Notes to redeem in full the remaining outstanding amount of 11% Senior Notes. Finally MIC redeemed the Old Notes in their entirety on December 29, 2003.

c) Senior Subordinated 13.5% Notes

        On June 4, 1996, the Company raised $483,433,000 (after deducting discount and estimated expenses) through a private offering of Senior Subordinated 13.5% Notes due 2006 (the "Old Notes"). The Old Notes were issued at 52.075% of their principal amount of $962,000,000 and the purchase discount on the Old Notes accretes from issuance at an effective interest rate of 14.4%. Cash interest began to accrue on the Old Notes on June 1, 2001 at a rate of 13.5% per annum, payable semi-annually in arrears on June 1 and December 1, until maturity on June 1, 2006.

        During 2002, the Company re-purchased Old Notes for a value of $44,000,000 at market prices at the time, realizing a gain of $28,676,000 recorded in the consolidated statement of profit and loss under the heading "Other financial income". As of December 31, 2002, the outstanding balance of the Old Notes was $918,000,000 and the unamortized portion of deferred financing fees was $5,461,000 (2001: $7,399,000).

        The fair value of the Old Notes at December 31, 2002, which was determined from their market value, was $440,066,000.

        The Old Notes have been exchanged or repaid in 2003 (see b above).

d) 10% Senior Notes

        On November 24, 2003, MIC issued $550 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Interest has been accrued from November 24, 2003 at an effective interest rate of 10.7%.

        The 10% Senior Notes are general unsecured obligations of MIC and rank equal in right of payment with all future unsecured and unsubordinated obligations of MIC. The 10% Senior Notes are not guaranteed by any of MIC's subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

        Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, MIC may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, MIC may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

        If MIC experience a Change of Control Triggering Event, defined as a rating decline and a change in control, each holder will have the right to require MIC to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The indenture contains certain covenants that, among other things, limit MIC's ability to incur additional indebtedness, make certain payments, including dividends or other distributions, with respect to MIC's share capital and the share capital of MIC's subsidiaries, make certain investments, prepay subordinated debt, create certain liens, engage in certain transactions with affiliates, engage in certain asset sales, consolidate, merge or transfer all or substantially all MIC's assets and enter into other lines of business. Certain of these covenants will no longer apply if the 10% Senior Notes are rated above a certain level by the rating agencies or if MIC meets certain financial criteria after three years following their issuance date.

        As of December 31, 2003, the carrying amount of the 10% Senior Notes is $536,036,000.

e) 2% PIK Notes—debt component

        The 2% PIK Notes mature on June 1, 2006. The 2% PIK Notes bear interest at a rate of 2%, payable at the option of MIC, in either additional 2% PIK Notes or in cash, semi-annually in arrears on June 1 and December 1. The difference between the initial carrying amount of the debt component of the 2% PIK Notes and its nominal amount accretes at an effective interest rate of 11%.

        The 2% PIK Notes are convertible at any time, at the option of the holder, into MIC common stock at a conversion price of $2.69 (price after stock split) per share of common stock. At the maturity of the 2% PIK Notes, MIC may, at its option, pay all or a portion of the then outstanding principal amount in cash or in shares of its common stock. MIC may redeem the 2% PIK Notes at any time, in whole or in part, prior to June 1, 2004, at a price equal to 102.25% of their principal amount, and thereafter at a price equal to their principal amount. The 2% PIK Notes are senior unsecured obligations and rank senior in right of payment to all MIC's subordinated indebtedness. The 2% PIK Notes are unconditionally and irrevocably guaranteed by Millicom International Operations B.V.

        As of December 31, 2003, the debt component of the 2% PIK Notes amounted to $50,923,000.

f) 5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications S.A., MIC's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which are exchangeable into Tele2 AB series B shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications S.A. as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 8,968,400 Tele2 AB series B shares (Note 8) which MIC beneficially owned through Millicom Telecommunications S.A. The number of Tele2 shares that Millicom Telecommunications S.A. is obligated to deliver is based on a formula that takes into account the market price of the Tele2 shares prior to any exchange. Under the formula, Millicom Telecommunications S.A. could retain up to 30% of the increase in value of the Tele2 shares over the designated reference price of SEK 285 per share. As a result, at August 6, 2006 or earlier if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications S.A. could own up to approximately 23% of the 8,968,400 Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes.

        The 5% Mandatory Exchangeable Notes may be exchanged voluntarily at the option of the noteholders at any time during the period commencing on September 17, 2003 and ending on the 25th trading day prior to August 7, 2006, which is expected to be July 11, 2006. In addition, the 5% Mandatory Exchangeable Notes may be exchanged voluntarily at the option of the holder in the event of certain changes in tax laws and in the event of a takeover offer in respect of Tele2 AB. Dividends, if any, paid by Tele2 AB would be attributed to the 5% Mandatory Exchangeable Notes holders.

        Unless otherwise previously redeemed and exchanged or purchased and cancelled, each 5% Mandatory Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications S.A. on August 7, 2006.

        The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of December 31, 2003 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $327,635,000. In 2003, an exchange loss of $41,820,000 was recognized on the 5% Mandatory Exchangeable Notes.

        As part of the financing, MIC purchased U.S. treasury strips with a nominal value of $46,470,000 which will be used to settle the interest payments (Note 9).

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects MIC's limited right to participate in the increase in value of the Tele2 shares, is recorded at fair value, taking into account time and volatility factors. As of December 31, 2003, the fair value of the embedded derivative amounted to $103,457,000, with the variation for the period from August 7, 2003 to December 31, 2003 amounting to $84,578,000 recorded under the caption "Fair value result on financial instruments".

g) Other debt and financing

        MIC's share of total other debt and financing analyzed by country is as follows:

	2003	2002
	US$ '000	US$ '000
Bolivia(i)	35,487	46,660
Colombia(ii)	—	78,819
El Salvador(iii)	75,714	—
Guatemala(iv)	21,945	28,817
Pakistan(v,vi)	45,745	45,373
Paraguay	9,963	8,517
Senegal	17,585	8,078
Sri Lanka(vii)	16,548	23,325
Tanzania(viii)	7,819	2,565
Vietnam	12,468	6,493
Other	15,180	17,212
less: pledged deposits	—	(4,841)

Total	258,454	261,018
Corporate	360	55,018

Total other debt and financing	258,814	316,036

Of which:
due after more than 1 year	126,150	159,370
due within 1 year	132,664	156,666

	258,814	316,036

        In December 2001, the Group entered into an equity swap transaction with Toronto-Dominion Bank for a maximum facility amount of SEK 1,855 million ($175 million as of December 31, 2001). In exchange for the facility, the Group pledged Tele2 AB series B shares. The number of shares pledged was adjusted on a monthly basis based on the market value of these Tele2 shares. The facility's interest rate was calculated using the STIBOR one-month rate plus 2%, payable on a monthly basis, with a final maturity in November 2004. As of December 31, 2002 $54,638,000 was outstanding under this facility collateralized by 6,184,293 Tele2 AB series B shares. This transaction was accounted for as a borrowing and the related Tele2 AB series B shares were recorded as pledged securities under the caption "Investment in Tele2 AB shares" in non-current asset. In 2003, the outstanding amount due under this agreement was fully repaid (see b).

        As of December 31, 2003, MIC was in breach of loan covenants for a total debt of $28,765,000 (2002: $22,459,000), which is classified as current debt on the balance sheet. None of the above facilities have been called by the banks concerned. In the opinion of management, the outcome of discussions to resolve these breaches will not materially impact the ability of the companies concerned to maintain adequate funding arrangements to support and develop future operations.

        Significant individual financing facilities are described below (amounts disclosed exclude effect of proportional consolidation):

  i) Bolivia

          In June 2001, Telefonica Celular de Bolivia SA ("Telecel Bolivia") signed an agreement for additional financing in the amount of $25,000,000 with the International Finance Corporation (IFC) and $10,000,000 with the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. This financing bears interest at LIBOR plus 3.00% and is repayable in installments starting in December 2002 and until December 2006. In addition, in November 2001, Telecel Bolivia signed an agreement with Bayerische Landesbank Girozentrale ("BLG") for an aggregate amount of $10,361,228. This financing bears interest at LIBOR plus 0.90%. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt-to-equity ratio. As of December 31, 2003, the company was in breach of certain covenants on the IFC, FMO and BLG loans and the outstanding balances had been reclassified as current financing. MIC is currently reviewing the terms of these loans with the lenders who have agreed to amend certain covenants. As of December 31, 2003, $28,765,000 was drawn down related to these financings. These financings have helped to fund the expansion and further digitalization of the Group's mobile cellular telecommunications network in Bolivia. These financings are guaranteed by MIC.

  ii) Colombia

          MIC arranged financing during 1994 for Celcaribe S.A., its former operation in Colombia. This financing consisted of units in a high yield note trust certificate ($82,504,129) and Celcaribe ordinary share trust certificates ($26,264,876) and secured bank financing ($11,400,000). As of December 31, 2002 the amount outstanding under the high yield note trust certificate was $67,700,000. In 2002 Celcaribe S.A. repurchased these high yield note trust certificates at market price, realizing a gain of $13,571,000 (2001: $8,075,000) recorded in "Other financial income".

  iii) El Salvador

          In connection with the acquisition by Telemovil El Salvador of 30% of its own shares a debt of $51,517,000 is outstanding as of December 31, 2003 (see Note 3a iv). This debt is guaranteed by MIC.

  iv) Guatemala

          In connection with the purchase of GSM equipment, MIC's operation in Guatemala entered into a facility agreement in September 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provides for an amortizing seven-year term loan facility in an aggregate principal amount of Quetzal 400,000,000 (approximately $50 million). Amortization payments are payable semi-annually in the fixed amount of Quetzal 33,333,000 each and are scheduled to begin in March 2005. Interest is payable at a fixed annual rate of 8.0% for the first year of the loan and is subject to semi-annual adjustment thereafter. As of December 31, 2003, $39,900,000 of this facility was outstanding.

  v) Pakcom

          In 2003, Pakcom entered into a long-term financing agreement with National Bank of Pakistan for an amount of PKR 1,250,000,000 ($21,834,000) bearing interest at 4.1% repayable in 2007. In November 2002, Pakcom signed a syndicated finance agreement for PKR 800 million (approximately $13,700,000). For this agreement Faysal Bank Limited acted as security agent and Standard Chartered Bank acted as facility agent bearing interest rate at the State Bank of Pakistan discount rate plus 1.75%, with a floor rate of 11.75%. As of December 31, 2003, this facility was fully reimbursed.

  vi) Paktel SPV

          During 2003 Paktel entered into a Sale and Purchase Agreement of its existing and future receivables with SPV Limited, a special purpose vehicle incorporated in Pakistan. The total receivables sold amount to PKR 1,308 million ($22.9 million) and their acquisition price amounts to PKR 990 million ($17.3 million). SPV Limited has financed this acquisition by the issuance of Term Finance Certificates ("TFC") that have been underwritten by financial institutions for an aggregate amount of PKR 840 million ($14.7 million) and by Pakcom for an amount of PKR 150 million ($2.6 million). As MIC bears the risks associated to this financing transaction MIC has consolidated SPV Limited in its financial statements.

          As of December 31, 2003, the outstanding amount of TFC was $15.6 million.

  vii) Sri Lanka

          In September 2000, ABN-Amro arranged a seven-and-a-half-year syndicated loan of LKR 1,534,000,000 ($20,000,000) for Celltel Lanka Limited, MIC's 99.9% owned operation in Sri Lanka. This financing bears interest at 3% over the weighted average Treasury Bill Rate and is repayable over 13 quarterly instalments commencing in September 2001. As of December 31, 2003, $8,520,000 was outstanding.

  viii) Tanzania

        In June 2003, MIC Tanzania entered into a syndicated term loan facility agreement with Standard Chartered Bank Tanzania Limited as arranger, pursuant to which MIC Tanzania borrowed an aggregate of $15,000,000 ($6,000,000 in U.S. dollars and $9,000,000 in Tanzania Shillings). This facility bears interest for the advances in U.S. dollars at LIBOR plus 4.50% and for the advances in Tanzanian Shillings at the Treasury Bill Rate plus 4.50%, with a minimum applicable interest rate of 12% per annum. As of December 31, 2003, $13,173,000 of this facility was outstanding.

h) Fair value of financial liabilities

        The fair value of the financial liabilities disclosed above has not been determined due to constraints of timeliness and costs. However all relevant information about the principal characteristics of these liabilities that are pertinent to their respective fair value have been disclosed individually.

i) Analysis of borrowings by maturity

        The total amount repayable at December 31, 2003 and 2002 is as follows:

	Corporate 2003	Operations 2003	Total 2003	Corporate 2002	Operations 2002	Total 2002
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Due within:
1 year	360	132,304	132,664	—	156,666	156,666
1 - 2 years	—	51,622	51,622	57,536	65,435	122,971
2 - 3 years	418,129	35,889	454,018	380	19,768	20,148
3 - 4 years	—	13,964	13,964	918,000	10,666	928,666
4 - 5 years	—	1,601	1,601	—	6,676	6,676
Due after 5 years	550,000	23,074	573,074	—	1,807	1,807

Total repayable	968,489	258,454	1,226,943	975,916	261,018	1,236,934

Unamortized difference between carrying amount and nominal amount	(53,535)	—	(53,535)	(8,359)	—	(8,359)

Total debt, net	914,954	258,454	1,173,408	967,557	261,018	1,228,575

Of which subordinated(i)	—	—	—	918,000	67,700	985,700

(i)
See c) and g) ii) above.

19.  OTHER CURRENT LIABILITIES

        Other current liabilities are comprised as follows:

	2003	2002
	US$ '000	US$ '000
Taxes payable	47,280	25,530
Deferred revenue	31,915	19,569
Subscriber deposits	5,265	6,463
Other current liabilities	28,244	23,436

	112,704	74,998

20.  ANALYSIS OF GROUP REVENUES AND COST OF REVENUES, SEGMENTAL REPORTING

        The Group mainly operates in one reportable industry segment, telecommunications services. The Group's revenues comprise the following:

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Provision of telecom services	621,728	581,321	600,315
Connection revenues	10,212	7,982	9,567
Equipment revenues	15,164	15,883	34,688

Total revenues	647,104	605,186	644,570

        The Group's cost of sales comprise the following:

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Costs from the provision of telecom services	(229,169)	(227,154)	(220,850)
Connection costs	(5,680)	(5,600)	(6,019)
Equipment costs	(23,153)	(26,776)	(47,722)

Total cost of sales	(258,002)	(259,530)	(274,591)

        The segmental reporting by strategic operating entity is prepared on a geographical basis and reflects the measures of segmental profit and loss and financial position reviewed by management. The strategic segments are defined in Notes 1 and 3. As mentioned in Note 3, MIC reclassified in 2003 its interest in Mauritius from the segment MIC Asia to the segment MIC Africa. The segmental information for 2002 and 2001 is restated below accordingly.

        Other than financing arrangements, there are no significant transactions between the segments. For the purposes of this presentation, corporate expenses are recorded in Unallocated.

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
MIC Asia
Revenues	280,956	223,740	201,744
of which divested	—	1,113	5,878
Depreciation and amortization	(64,762)	(50,770)	(47,624)
of which divested	—	(4,812)	(3,870)
Operating profit	91,162	70,536	52,777
of which divested	—	(5,601)	(4,048)
Non-cash (expenses) income	(409)	199	(1,559)
of which divested	—	199	(1,380)
Profit before minority interest	68,768	45,640	25,868
of which divested	—	(13,318)	(11,450)
Assets	273,605	273,611
of which divested	—	—
Capital expenditure	57,757	39,991
of which divested	—	4
Liabilities	(228,436)	(188,233)
of which divested	—	—

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
MIC Latin America
Revenues	270,664	277,554	315,321
Of which divested	5,926	50,506	45,889
Depreciation and amortization	(47,004)	(57,656)	(70,577)
Of which divested	(2,058)	(16,441)	(16,989)
Operating profit (loss)	84,890	(10,867)	63,424
Of which divested	(256)	(35,294)	(2,178)
Profit from associates	380	62	—
Non-cash income (expenses)	3,827	(84,563)	(1,422)
Profit (loss) before minority interest	60,354	(1,648)	9,897
Of which divested	(2,218)	(40,498)	(18,239)
Assets	410,483	451,997
Of which divested	—	110,711
Capital expenditure	22,057	33,379
Of which divested	—	2,555
Liabilities	(281,783)	(205,192)
Of which divested	—	(7,919)

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
MIC Africa
Revenues	84,858	62,011	53,214
Depreciation and amortization	(13,855)	(10,129)	(9,936)
of which divested	—	(20)	(15)
Operating profit	17,006	2,172	3,266
of which divested	—	(392)	(311)
Non-cash expenses	(4,239)	(745)	(15)
Profit (loss) before minority interest	6,600	(5,351)	(5,243)
of which divested	—	(500)	(378)
Assets	119,630	102,972
Capital expenditure	24,002	16,248
of which divested	—	12
Liabilities	(123,386)	(110,257)

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Other
Revenues	10,626	15,671	11,945
of which divested	250	3,620	3,511
Depreciation and amortization	(2,516)	(8,088)	(5,707)
of which divested	(29)	(1,169)	(2,671)
Operating loss	(3,622)	(18,366)	(11,124)
of which divested	158	(11,992)	(8,024)
Non-cash expenses	(3,184)	(12,545)	(20,108)
of which divested	—	(6,833)	(20,074)
Loss before minority interest	(3,699)	(24,483)	(16,634)
of which divested	95	(14,489)	(12,031)
Assets	9,648	15,604
of which divested	—	1,217
Capital expenditure	12	7,217
of which divested	—	1,743
Liabilities	(11,085)	(14,485)
of which divested	—	(1,487)

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
MIC Systems (divested in 2002)
Revenues	—	28,186	26,300
Depreciation and amortization	—	(6,814)	(4,588)
Operating profit	—	7,275	5,864
Non-cash expenses	—	(53)	(211)
Profit before minority interest	—	3,892	3,124
Capital expenditure	—	774	—

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
FORA Telecom (divested 2001)
Revenues	—	—	37,716
Depreciation and amortization	—	—	(8,126)
Operating profit	—	—	1,061
Non-cash expenses	—	—	(408)
Loss before minority interest	—	—	(9,844)

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Unallocated items
Revenues	—	41	15
Depreciation and amortization	(432)	(5,861)	(7,633)
Operating (loss) profit	(26,921)	71,563	(22,482)
of which divested	—	(1,410)	(440)
Loss from associates	—	—	(3,112)
Non-cash (expenses) income	(1,854)	(464)	655
Profit (loss) before minority interest	61,495	(380,699)	(144,417	)(i)
of which divested	—	(6,914)	(1,009)
Assets	3,608,671	1,857,632
of which divested	—	—
Capital expenditure	—	165
Liabilities	(2,350,741)	(2,365,170)
of which divested	—	—

(i)
In 2003, MIC changed its accounting policy regarding the treatment of available-for-sale securities. Had MIC applied the same accounting principle in prior years the adjusted amount for 2001 would have been $(205,742,000). The amount for 2002 would be unchanged (Note 2).

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
INTER-SEGMENT ELIMINATIONS
Revenues	—	(2,017)	(1,685)
Assets	(2,899,088)	(1,498,697)
Liabilities	1,413,873	1,408,692
	2003	2002	2001
	US$ '000	US$ '000	US$ '000
TOTAL
Revenues	647,104	605,186	644,570
Of which divested	6,176	83,425	119,294
Depreciation and amortization	(128,569)	(139,318)	(154,191)
Of which divested	(2,087)	(29,256)	(36,259)
Operating profit	162,515	122,313	92,786
Of which divested	(98)	(47,414)	(8,076)
Profit (loss) from associates	380	62	(3,112)
Non-cash expenses	(5,859)	(98,171)	(23,068)
of which divested	—	(6,687)	(22,073)
Profit (loss) before minority interest	193,518	(362,649)	(137,249)
of which divested	(2,123)	(71,827)	(49,827)
Assets	1,522,949	1,203,119
of which divested	—	111,928
Capital expenditure	103,828	97,774
of which divested	—	5,088
Liabilities	(1,581,558)	(1,474,645)
of which divested	—	(9,406)

        Non-cash expenses other than depreciation and amortization comprise write-downs of assets disclosed in Note 22.

21.   PERSONNEL CHARGES

        The following personnel charges are included in sales and marketing expenses, general and administrative expenses and other operating expenses:

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Wages and salaries
Sales and marketing	6,784	8,761	12,073
General and administrative	19,320	23,961	30,756
Other operating expenses	5,285	10,609	10,625

	31,389	43,331	53,454

Social security
Sales and marketing	499	948	1,468
General and administrative	2,168	3,809	4,603
Other operating expenses	120	111	264

	2,787	4,868	6,335

	34,176	48,199	59,789

        The average number of permanent employees on a proportional basis during 2003 was 1,917 (2002: 2,080; 2001: 3,032). Directors received payments of $296,000 (2002: $1,711,000; 2001: $1,840,000) in respect of their services to the Group. The Group does not have any material pension or post retirement plan arrangements.

        Stock-based compensation offered to officers and employees are disclosed in Note 17.

22.   DISPOSAL AND WRITE-DOWN OF ASSETS, NET

a) Write-down of assets, net

	2003
	Goodwill (i)	Licenses (ii)	Equipment (iii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
MIC Asia	—	—	—	409	409
MIC Latin America	—	—	(1,579)	(2,248)	(3,827)
MIC Africa	—	—	4,097	142	4,239
Unallocated	—	—	—	1,854	1,854
Other	—	3,073	—	111	3,184

	—	3,073	2,518	268	5,859

(i)
Recorded under the caption "Other operating expenses"

(ii)
Recorded under the caption "General and administrative expenses"

(iii)
Recorded under the caption "Cost of sales"

        During 2003, MIC entered into discussions concerning the sale of its high-speed wireless data operation in Peru. Following these discussions, MIC has recognized an impairment charge of $3,073,000 in the carrying value of the license in Peru (Note 5).

        Due to revised anticipated lower revenues from non-digital equipment, MIC recognized an impairment loss of $4,097,000 over certain network equipment in MIC Africa in 2003. In addition MIC reversed an impairment loss in MIC Latin America for an amount of $1,579,000.

	2002
	Goodwill (i)	Licenses (ii)	Equipment (iii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
MIC Asia	—	—	—	(199)	(199)
MIC Latin America	35,723	41,733	—	7,107	84,563
MIC Africa	—	—	—	745	745
MIC Systems	—	—	—	53	53
Unallocated	—	—	—	464	464
Other	585	4,945	6,833	182	12,545

	36,308	46,678	6,833	8,352	98,171

(i)
Recorded under the caption "Other operating expenses"

(ii)
Recorded under the caption "General and administrative expenses"

(iii)
Recorded under the caption "Cost of sales"

        During 2002, MIC entered into discussions concerning the sale of Celcaribe, its cellular operation in Colombia. Following the signing of a sale and purchase agreement in December 2002, management recognized an impairment loss corresponding to the difference between the recoverable amount and the carrying value of its intangibles in Celcaribe. Other impairments have also been identified and recorded as disclosed in the table above by reporting segment.

	2001
	Goodwill (i)	Licenses (ii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000
MIC Asia	1,030	350	179	1,559
FORA Telecom	622	146	(360)	408
MIC Latin America	—	—	1,422	1,422
MIC Africa	—	—	15	15
MIC Systems	—	—	211	211
Unallocated	—	—	(655)	(655)
Other	—	20,074	34	20,108

	1,652	20,570	846	23,068

(i)
Recorded under the caption "Other operating expenses"

(ii)
Recorded under the caption "General and administrative expenses"

        During 2001, management identified an impairment of its license to operate high-speed wireless data services in the UK due to initial market conditions that have delayed profitable asset deployment. Therefore, an impairment loss was measured as the difference between the recoverable amount, determined by reference to discounted cash flows and the carrying value of the license at the measurement date, resulting in a write-down of $20,074,000. Other impairments have also been identified and recorded as disclosed in the table above by reporting segment.

b) Gain (loss) from sale of subsidiaries and joint ventures, net

  2003

        In February 2003, MIC completed the sale of Celcaribe, its cellular operation in Colombia, realizing total proceeds of $10,932,000 and a net gain of $3,305,000.

        Following the sale of a number of operations in 2002 and based on certain contractual provisions the Group recorded a net decrease in sales prices of $1,092,000.

  2002

        Following the sale of the Company's interest in FORA Telecom BV in 2001 and after subsequently obtaining in 2002 certain GSM licenses, MIC received additional proceeds of $30 million in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The gain realized in obtaining the licenses and settling the loans, net of costs incurred was $30,859,000 in 2002.

        In July 2002, MIC's minority shareholder in its cellular operation in Vietnam exercised his option to purchase 10% of the share capital of that operation. MIC recognized a gain of $16,603,000 in 2002 (Note 10).

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

        In December 2002, the Group completed the sale of its cellular operation in the Philippines for a nominal sum, recognizing a loss of $35,988,000.

  2001

        In September 2001, the Company sold its 24.5% investment in SkyCell Communications Limited, the Indian cellular company operating in Chennai (formerly known as Madras), to Bharti Tele-Ventures Limited. The sale resulted in a $28,354,000 gain on the disposal.

        In November 2001, MIC sold 100% of its interest in FORA Telecom BV, its Russian Cellular telephone operations, to Tele2 AB for a consideration of $80 million of Tele2 AB series "B' shares, (corresponding to 2,461,449 Tele2 AB series "B' shares), plus a maximum of $30 million in cash or additional Tele2 AB series "B' shares, depending on the outcome of GSM license applications for three of MIC's cellular telephone operations in Russia. Upon execution of the sale agreement, MIC agreed to assign deposits held for loans by Banque Invik and to waive all intercompany balances between the segment and the Group. The disposal resulted in a $6,693,000 non-cash gain recognized in 2001.

c) Disclosure on discontinuing operations

        In May 2002 the Group publicly announced its intention to sell the MIC Systems group of companies. These operations were sold on November 15, 2002 and are reported in these financial statements as a discontinuing operation. The sales, results, cash flows and net assets of the MIC Systems operations were as follows:

	From January 01, 2002 to November 15, 2002	Year ended December 31, 2001
	US$ '000	US$ '000
Sales	27,723	25,921
Operating costs	(20,911)	(20,423)

Profit from operations	6,812	5,498
Finance cost	(1,969)	(1,521)

Profit before tax	4,843	3,977
Tax	(1,414)	(1,219)

Profit after tax	3,429	2,758

Operating cash flows	(1,088)	6,181
Investing cash flows	4,499	(5,361)
Financing cash flows	(281)	(4)

Total cash flows	3,130	816

	At November 15 2002	At December 31, 2001
	US$ '000	US$ '000

Property, plant and equipment	2,293	2,297
Other non-current assets	6,255	5,477
Current assets	26,167	11,309

Total assets	34,715	19,083
Total liabilities	(8,099)	(6,748)

Net assets	26,616	12,335

The gain on disposal was determined as follows:
Net assets sold	26,616
Proceeds from sale	114,271

Gain on disposal	87,655
Tax thereon	—

After-tax gain on disposal	87,655

The net cash inflow on sale is determined as follows:
Proceeds from sale	114,271
Less: cash and cash equivalents in subsidiary sold	(4,125)

Net cash inflow on sale	110,146

23.  TAXES

        Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2003, 2002 or 2001.

        The effective tax burden on profitable operations is approximately 27% (2002: 25%, 2001: 19%). Currently profitable operations are in jurisdictions with tax rates of 15% to 41% (2002: 13% to 35%, 2001: 8% to 40%). The utilization of tax loss carryforwards or holidays had an impact of decreasing the effective tax rate on profitable operations by approximately 1% in 2003 (2002: 1%, 2001: 1%). The operations currently incurring losses operate in tax jurisdictions with rates ranging from 25% to 27% (2002: 25% to 35%, 2001: 25% to 35%).

        A reconciliation between the weighted average statutory rate and the effective weighted average tax rate applicable to profitable operations is as follows:

	2003	2002	2001
	%	%	%
Weighted average statutory rate	28	26	22
Investment incentive program (Paraguay)	—	—	(2)
Utilization of tax loss carry forwards	(1)	(1)	(1)

Weighted average effective rate	27	25	19

        The charge for income taxes is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Current income tax charge	38,369	21,143	25,577
Deferred income tax charge (income)	14,000	1,591	(17,360)

Charge for taxes	52,369	22,734	8,217

        The tax effects of significant items comprising the Group's net deferred income tax liability as of December 31, 2003 and 2002 are as follows:

	2003	2002
	US$ '000	US$ '000
Deferred income tax liabilities:
Differences between book and tax basis of assets and liabilities	(37,630)	(26,874)

Deferred income tax assets:
Tax credit carryforwards	2,734	2,734
Other temporary differences	926	3,510
Provision for doubtful debtors	424	2,226
Net operating and other loss carryforwards	1,142	—

Net deferred income tax assets	5,226	8,470

Net deferred income tax liability	(32,404)	(18,404)

Amount included in balance sheet as non-current deferred tax liability	(33,944)	(26,874)

Amount included in balance sheet as non-current deferred tax asset	5,226	8,470

        Deferred income tax liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets are comprised of tax credit carryforwards and operating losses in joint ventures and subsidiaries.

        The Company has not recorded deferred income tax liabilities applicable to undistributed earnings of foreign joint ventures and subsidiaries that will be reinvested in foreign operations. Undistributed earnings amounted to $338,052,000 at December 31, 2003 (2002: $279,883,000, 2001: $325,264,000).

        Net operating and other loss carryforwards amounting to $10,849,000 (2002: $189,080,000, 2001: $108,069,000) are present in the Group. These have expiry periods depending on their jurisdiction of greater than one year. $2,479,000 (2002: $177,271,000, 2001: $107,394,000) of these net operating and other loss carryforwards are not anticipated to be used within expiry periods.

        In October 2001, the Company determined that the Tax Liabilities, as defined by the Merger Agreement, amounted to $7,023,000. At the time of the Merger, the Group recorded a provision of $13,544,000 as a deferred tax liability for the Tax Liabilities, resulting in a difference of $6,521,000 that was settled by the final issuance of 374,521 shares and a realized gain of $3,521,000 (Note 17) corresponding to the difference between the issuance price and the share price as of the date of the transaction. This gain is recorded under the caption "Other financial income" in the statement of profit and loss.

        Concurrently, the Group reversed a deferred tax provision of $12,274,000. Such amount has been recorded as a deduction to the tax provision for the year ended December 31, 2001 as a deferred tax income.

24.  CASH FLOW FROM OPERATING ACTIVITIES

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Profit (loss) after taxes for the year	178,823	(385,143)	(138,053)
Adjustments for non-cash items:
Depreciation and amortization	128,569	139,318	154,191
Interest accretion on borrowings (effective rate)	9,727	1,938	50,685
Write-down of assets	5,859	78,167	23,998
Gain on exchange and disposal of assets	(2,213)	(88,814)	(35,047)
(Gain) loss and valuation movement on investment securities	(246,760)	299,963	15,931
Fair value result on financial instruments	84,578	7,858	9,914
(Profit) loss from operations in associated companies	(380)	(62)	3,112
Exchange loss on 5% Mandatory Exchangeable Notes	41,820	—	—
Increase in the provision for doubtful receivables	5,794	2,558	9,531
Minority interest	14,695	22,494	804
Other non-cash gain	(533)	—	—
Other financial income	(96,748)	(42,247)	(11,596)
Adjustment to reconcile working capital:
Decrease/(increase) in trade debtors, prepaid and other current assets	16,463	5,790	(34,701)
(Increase) decrease in inventories	(1,387)	5,386	3,277
(Decrease) increase in trade and other payables	1,039	31,230	58,347
Increase (decrease) in accrued interest	2,828	(8,841)	2,435
Increase (decrease) in accrued taxation	27,720	2,986	(8,859)
Reclassification to financing activities
Early redemption penalties on debt restructuring	14,466	—	—

Net cash provided by operating activities	184,360	72,581	103,969

        Interest paid during the year amounted to $135,346,000 (2002: $197,297,000, 2001: $208,029,000). Taxes paid amounted to $20,305,000 (2002: $21,582,000, 2001: $22,671,000).

25.  ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES

        The Group has, from time to time, acquired or increased its share in certain subsidiaries and joint ventures. The fair value of the assets acquired and liabilities assumed during the year were as follows:

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Property, plant and equipment	22,464	—	11,430
Goodwill	46,101	2,268	8,091
Intangible assets	468	—	12,851
Current assets	29,186	390	3,742
Amounts due in more than one year	(70,501)	—	(1,691)
Amounts due within one year	(11,177)	—	(7,902)
Minority interest	—	(658)	(3,150)

	16,541	2,000	23,371
Non cash gain	(533)	—	—

Total purchase price paid in cash	16,008	2,000	23,371
Less: Cash acquired	(17,028)	—	(393)

Cash paid (received) for acquisitions net of cash acquired	(1,020)	2,000	22,978

        In 2003, MIC increased its holding in its operation in Tanzania from 57% to 59.4%. In 2002, the Company increased its ownership in Celcaribe throughout the year to arrive at an ownership percentage of 95.4% as of December 31, 2002 (Note 9). In addition, in November 2002, MIC purchased the remaining 30% interest in Millicom (Ghana) Limited. Both operations were fully consolidated at December 31, 2002 and 2001.

        In 2003, MIC regained control and started reconsolidating Telemovil its operation in El Salvador (Note 3).

26.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

        The Group has, from time to time, disposed of or reduced its share in certain subsidiaries and joint ventures. The impact of the change in consolidation method and the fair value of the assets disposed of and liabilities assigned during the year were as follows:

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Property, plant and equipment	33,496	11,396	36,419
Intangible assets	51,342	26,332	9,503
Pledged deposits	(997)	30,989	—
Current assets	15,300	72,553	60,596
Amounts due in more than one year	(33,752)	(2,125)	(2,526)
Amounts due within one year	(56,240)	(86,899)	(38,352)
Disposal of minority interest	—	5,594	(75)

	9,149	57,840	65,565
Profit on sale	2,213	57,955	35,047

Total sale price, in cash and cash equivalents	11,362	115,795	100,612
Add: Additional proceeds on sale of FORA less expenses incurred	—	27,547	—
Less: Cash disposed	(2,514)	(8,271)	(1,803)
Available-for-sale securities received	—	—	(79,558)

Cash flow on disposal net of cash	8,848	135,071	19,251

        The results, assets and liabilities of divested operations are summarized in Note 20.

27.  NON-CASH INVESTING AND FINANCING ACTIVITIES

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Investing activities:
Revaluation of marketable securities	246,760	(57,813)	(79,061)
Acquisition of El Salvador	51,371	—	—
Change in consolidation method	—	—	25,464
Disposal of joint ventures	—	—	(72,865)
Acquisition of available-for-sale securities	—	—	79,557
Financing activities:
Redemption of debt	(150,350)	(42,247)	—
Issuance of capital	1,181	—	2,999

28.  COMMITMENTS AND CONTINGENCIES

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2003, MIC's consolidated share of these matters that have not been provided totaled $32,419,000 of which $1,471,000 relate to joint ventures. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Tele2 AB series B shares

        The Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes have been lent to Deutsche Bank AG London pursuant to a securities lending arrangement. Millicom Telecommunications S.A. is obligated to deliver Tele2 AB series B shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. Tele2 AB series B shares.

MACH

        In November 2002, MIC completed the sale of Multinational Automated Clearing House S.A. ("MACH"). Following examination of the books and records of MACH subsequent to purchase, the buyers have claimed a reduction in the purchase price to reflect a claimed lower balance sheet value, as per the terms of the purchase agreement. MIC's management is currently examining this claim and does not expect there to be a significant impact on the Group's consolidated financial statements.

Debt pledges and guarantees

        Details of debt pledges and guarantees are contained in Note 18.

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

Lease commitments

  Operating Leases:

        The Group has the following annual operating lease commitments as of December 31, 2003 and 2002.

		2003	2002
		US$ '000	US$ '000
Operating lease commitments
Within:	one year	310	246
Between:
	one - two years	231	228
	two - three years	186	199
	three - four years	143	167
	four - five years	94	128
After:	five years	125	196

Total		1,089	1,164

        Operating lease expense was approximately $1,015,000 in 2003 (2002: $5,018,000, 2001: $3,466,000).

  Finance leases:

        Future minimum payments on the finance leases are as follows:

		2003	2002
		US$ '000	US$ '000
Finance lease repayments
Within:	one year	137	290
Between:	one - two years	22	138
	two - three years	1	26
	three - four years	—	2
	four - five years	—	—
After:	five years	—	—

Total		160	456

        The finance leases are comprised mainly of lease agreements relating to vehicles used by the Group.

Capital commitments

        The Company and its subsidiaries and joint ventures have a fixed commitment to purchase network equipment, land and buildings and other fixed assets for a value of $39,472,000 (2002: $11,867,000) of which $10,779,000 (2002: $1,232,000) relates to joint ventures, from a number of suppliers within one year.

        As part of the 2000, 2002 and 2003 amendments (Note 3) Comvik International (Vietnam) AB still needs to disburse approximately $28.4 million before the end of the revenue sharing agreement in 2005.

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from MIC's various joint ventures.

29.  RELATED PARTY TRANSACTIONS

  Kinnevik

        The Company's principal shareholder is Industriförvaltnings AB Kinnevik ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2003, Kinnevik owned approximately 35.2% of MIC.

        On December 31, 1995 MIC acquired 17.7% of MACH from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of (i) an initial payment of $1,000,000 plus interest, at the ruling market rate, for the month of January 1996, (ii) seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of MACH's pre-tax profit for the relevant year and payable in April of the following year, and (iii) a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000. The final payment was made in common stock of MIC. In 2002 an amount of $3,958,000 (2001: $7,042,000) due to Kinnevik was included in the balance sheet under the heading "Amounts due to shareholders". In addition, as of December 31, 2002, MIC owed $63,000 for additional charges. The balance was settled in 2003.

        In May 2002, MIC sold a 17% interest in MIC Systems BV, the parent company of MACH to Kinnevik BV for $17,000,000.

        During 2002, Kinnevik purchased MIC 13.5% Notes (note 17) on the open market with a face value of $44,000,000. MIC then exchanged these for $1,500,000 cash and 672,016 Tele2 AB series B shares at market prices.

        During the course of 2002, MIC sold an additional 6,177,369 Tele2 AB series B shares at market prices to Kinnevik for a value of $104,295,000.

        As of December 31, 2003 Kinnevik holds an aggregate of $13,205,000 in principal amount of the 2% Notes, which are convertible into an aggregate of 4,913,488 shares of our common stock.

  Tele 2 AB

        In November 2001, MIC sold 100% of its interests in FORA Telecom BV, its Russian Cellular telephone operations to Tele2 AB for a consideration of $80 million in Tele2 AB series "B' shares plus a maximum equivalent of $30 million in cash or additional Tele2 AB series "B" shares, depending on the outcome of GSM license applications for three of MIC's cellular telephone operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001 (Note 22). During 2002, MIC obtained the necessary GSM licenses referred to above and received the additional proceeds of $30 million in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The gain realized in obtaining the licenses and settling the loans net of costs incurred in the acquisition of the licenses, amounted to $30,859,000 in 2002.

  Great Universal and Modern Holdings

        As of December 31, 1998, the Group, through its subsidiary MIC-USA inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal. On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of MIC's investment in Great Universal. During 2002, MIC recorded an impairment loss for 100% of this asset due to uncertainty concerning its recoverability (Note 9). The rights and obligations of MIC-USA toward Great Universal were assigned to Great Universal LLC. Great Universal continues to indemnify MIC against certain contingent liabilities of Millicom. Great Universal is currently engaged in the communications, information technology, teleservices and media industries primarily in the United States.

        In January 2000, MIC invested $10,000,000 in Modern Holdings in the form of promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings. This investment is recorded as non-current available-for-sale security (note 9).

        MIC does not consolidate its investment in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to MIC. Further, due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, MIC considers that it does not control these companies.

  Other

        The Group maintains corporate bank accounts at Banque Invik through which it makes payments and receives monies in the normal course of business. As of December 31, 2003, the Group had current accounts, time deposits and blocked deposits at Banque Invik.

        MIC charged $nil (2002: $nil; 2001: 280,000) to related parties for services rendered.

        Compensations for Directors' services are detailed in Note 21.

  Services purchased and sold to affiliated companies

        The following sales and purchases and outstanding balances occurred with companies affiliated to MIC. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

        MIC had the following payables to related parties and made purchases from related parties as follows:

	Purchases in year			Amount payable as of December 31,
	2003	2002	2001	2003	2002
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Applied Sales Management	—	110	100	—	—
Applied Value	369	2,009	484	24	252
Banque Invik	937	638	438	348	44
Bassett	451	669	1,222	40	23
Ephibian	24	38	—	14	—
Foreign Value	730	—	—	—	—
Great Universal	—	—	—	—	25
Lothar Systems	—	10	1,601	—	288
Netcom Consultants	352	157	554	—	9
Praesidium	50	204	70	—	—
Procure-it-right	1,384	839	962	72	100
Search Value	159	489	189	38	—
Shared Value	638	656	477	41	23
Tele2 AB	247	50	25	31	5,723
YXK Systems	—	28	—	—	—

	5,341	5,897	6,122	608	6,487

        As of December 31, 2003 and 2002, MIC had the following receivables from related parties:

	2003	2002
	US$ '000	US$ '000
Kinnevik	154	1,976
Lothar	—	922
Metro	247	734
Modern Holdings	1,690	1,825
Modern Times Group	265	752
Netcom	16	64
Shared Value	18	18
Stonebrook Enterprises	156	156
Tele2 AB	359	359

	2,905	6,806

30.  EARNINGS (LOSS) PER COMMON SHARE

        Earnings (loss) per common share are comprised as follows:

	2003	2002	2001
Net profit (loss) attributable to shareholders (US$'000)	178,823	(385,143)	(138,053)
Weighted average number of shares outstanding during the year (in '000)	65,312	65,272	65,256

Basic (loss) earnings per share (US$)	2.74	(5.90)	(2.12)

Net profit (loss) attributable to shareholders (US$'000)	178,823	(385,143)	(138,053)
Interest expense on convertible debt (US$'000)	3,476	—	—

Net profit (loss) used to determine diluted earnings per share (US$'000)	182,299	(385,143)	(138,053)

Weighted average number of shares outstanding during the year (in '000)	65,312	65,272	65,256
Adjustments for
Assumed conversion of convertible debt (in '000)(i)	15,186	—	—
Share options (in '000)(ii)	2	—	—

Weighted average number of shares and potential dilutive shares outstanding during the year (in '000)	80,500	65,272	65,256

Diluted earnings (loss) per common share (US$)	2.26	(5.90)	(2.12)

(i)
The number of shares for the assumed conversion of convertible debt represents the weighted average number of convertible shares in the year that would result if the remaining principal amount of the 2% PIK Notes had been converted into MIC's common shares on May 8, 2003 the earliest possible date of conversion. These would convert into 23,289,348 shares of MIC common shares (Note 17).

(ii)
As of December 31, 2003, the Group had 1,791,961 (2002: 1,956,204, 2001: 2,056,371) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

31.  RECONCILIATION TO U.S. GAAP

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). If the consolidated financial statements had been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP") the following principal differences would arise:

  1.
  Under IFRS, the Company's interests in joint ventures are proportionally consolidated. Under U.S. GAAP, interests in joint ventures should be reflected in the consolidated financial statements using the equity method. The results of the reclassification of balance sheet captions are illustrated in the balance sheet reconciliation on the following pages. Information on the Group's share of revenues and expenses contributed on a proportional basis under IFRS are included in Note 3 to the consolidated financial statements.

  2.
  Under the equity method, if an investor's share of losses of an associate equals or exceeds the amount of investment plus advances made by the investor, the investor ordinarily discontinues including its share of losses and the investment is reported at nil value. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended. Additional losses are provided for when the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support to the investee. Losses recognized in excess of the investor's total investment due to a commitment to provide further financial support are recorded as a liability.

    Summarized below are the adjustments to the profit and loss account that would have been recorded under U.S. GAAP for a) discontinuing MIC's share of losses on certain joint ventures in excess of MIC's total investment in the joint venture, and b) additional losses recorded by MIC above those recorded for IFRS due to MIC's commitment to provide further financial support to the joint ventures. These additional losses are reversed to the extent of net income subsequently reported by the joint ventures. Furthermore, an adjustment was made in 2001 to increase the gain recorded for IFRS on the sale of the FORA joint ventures (MIC's previously held operations in Russia) due to the joint ventures having a lower net asset value under U.S. GAAP.

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Discontinued share of losses	—	(416)	119
Additional losses in excess of investment value	(1,052)	(3,805)	(2,126)
Increase in gain on sale of FORA joint ventures	—	—	18,710

	(1,052)	(4,221)	16,703

  3.
  Under IFRS, MIC started reconsolidating its operation in El Salvador ("Telemovil") in September 2003 after the dispute with the minority shareholders was resolved (Note 3). From May 2001, starting date of the shareholders' dispute, to September 2003, Telemovil was accounted for as a cost investment under U.S. GAAP, as MIC was unable to exert significant influence over Telemovil. Since September 15, 2003, Telemovil is consolidated due to MIC's controlling interest. Under U.S. GAAP, MIC has restated its historical financial statements for the years ended December 31, 2002 and 2001 prepared under U.S. GAAP to reflect its investment in Telemovil as an equity investment in those years and in the period ended September 15, 2003, as required under Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The adjustment to the profit and loss account to record MIC's share of Telemovil's equity earnings under U.S. GAAP for the period ended September 15, 2003, in 2002 and 2001 is $5,830,000, $7,887,000 and $2,640,000 respectively. Accordingly, the carrying amount of investments in associates as previously reported under U.S. GAAP as at December 31, 2002 has been increased by $10,527,000. Upon consolidation, under U.S. GAAP, MIC has reclassified an amount of $19,605,000 from the carrying amount of its investment in Telemovil to goodwill, corresponding to the remaining difference between the investments cost and the underlying equity in net assets of Telemovil at the date of investments in Telemovil. Under IFRS, prior to the consolidation in September 2003, Telemovil was recorded as an available-for-sale investment and therefore no reclassification to goodwill was recorded. Also, under IFRS, a cumulative adjustment for Telemovil of $3,248,000 was recorded directly to equity, upon consolidation. Under U.S. GAAP this adjustment was eliminated prior to consolidation through the application of the equity method to prior years.

    The following unaudited pro forma condensed combined financial information represent the consolidated figures of MIC including Telemovil as if Telemovil was consolidated in 2003 and 2002 and is presented for illustrative purposes only. These figures are not necessarily indicative of the operating results or financial positions that would have occurred if the acquisition of Telemovil had been consummated on January 1, 2003 and 2002 respectively, nor is it necessarily indicative of future operating results or financial position of the combined company. The information below is based upon MIC's and Telemovil's historical IFRS financial information. Pro forma net profit (loss) includes pro forma adjustments for interest and amortization and depreciation of assets adjusted to the accounting base recognized for each in the acquisition:

Pro forma under IFRS	2003	2002
	US$ '000 (Unaudited)	US$ '000 (Unaudited)
Total revenues	727,989	703,760
Net profit (loss)	188,741	(379,483)
Basic net profit (loss) per share	2.89	(5.81)
Diluted net profit (loss) per share	2.39	(5.81)
Shares used to compute basic profit (loss) per share	65,312	65,272
Shares used to compute diluted profit (loss) per share	80,500	65,272
  4.
  The value of cellular properties contributed by the shareholders of certain of the Company's subsidiaries and joint ventures, upon formation of MIC, were not recorded at the contributing shareholders' carryover basis under IFRS. Rather, the value of such properties was stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000. Following the implementation of International Accounting Standard No. 38 (IAS 38), Intangible Assets, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense related to these intangible assets recorded for IFRS in 2003 was $2,273,000 (2002: $2,273,000; 2001: $2,273,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholders' carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

  5.
  Under U.S. GAAP, the accounting treatment of the options described in Note 10 of the consolidated financial statements is as follows: (1) the call option held by the Company, which gave the Company the right to purchase additional shares in the El Salvadoran operation, was recorded as an asset at its fair value as of the date of its inception, and subsequently carried at the lower of the option's cost or fair value; and (2) the written call option giving the holder the right to acquire from the Company shares in the Company's Vietnamese subsidiary was recorded at inception as a liability at its fair value, with subsequent book value losses of the option being recorded in the profit and loss account to reflect any loss that the Company would realize upon the exercise of the option.

    As at January 1, 2001, the Company adopted International Accounting Standard No. 39 (IAS 39), Financial Instruments: Recognition and Measurement. Since adopting IAS 39, these options have been carried at their fair values, with the change in fair value reflected as a non-operating income or expense in the statement of profit and loss. Therefore, the adjustments to reconcile IFRS net loss to U.S.GAAP net loss in 2001, include (1) an increase to net loss of $2,125,000 for the Vietnamese option to adjust the change in fair value of the option recorded for IFRS to the change in the book value losses of the option recorded for U.S. GAAP and (2) a decrease to net loss of $8,533,000 for the El Salvadoran call option to remove the change in fair value under IFRS and to record the option at its cost for U.S. GAAP.

    During 2002, the holder of the Vietnamese call option exercised his right to acquire an additional 10% of the shares of the Company's operation in Vietnam. The resulting adjustments to reconcile the IFRS accounts, as described in Note 10, and the U.S. GAAP accounts are as follows: (i) a decrease of $16,817,000 to the retained loss brought forward, corresponding to the difference, as at December 31, 2001, between the fair value and book value losses on the written call option, (ii) an increase of $295,000 to the net loss for 2002 due to the excess of the option's book value losses over the fair value of the option, recorded for IFRS, and (iii) a reversal of the gain realized on the sale of the subsidiary of $16,522,000 for IFRS, to reflect a gain of $nil for U.S. GAAP.

    No adjustment related to the above mentioned options has been recorded in 2003 since these options were all exercised in prior years. Also, no adjustment related to the options in Colombia and Ghana has been recorded since its IFRS accounting treatment is consistent with the U.S. GAAP treatment.

    Summarized below are the adjustments to net profit (loss) under IFRS to U.S. GAAP:

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Fair value result of financial instruments:
El Salvadoran call option	—	—	8,533
Vietnamese call option	—	(295)	(2,125)
Reduction of gain on sale of Vietnamese subsidiary	—	(16,522)	—

	—	(16,817)	6,408

  6.
  As described in Note 17(e), the Company has granted stock options to certain employees in Millicom Argentina S.A. and Millicom International B.V. Under IFRS, no compensation expense is recorded for stock based compensation described in Note 17(e) of the consolidated financial statements.

    Under U.S. GAAP, the Company accounts for stock compensation granted to employees of Millicom International B.V. under Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. Because either the exercise price or the number of shares granted under the option plans is not known at the grant date, compensation expense for this plan under APB 25 is recalculated, based on the intrinsic value of this stock based compensation, at each balance sheet date. Recalculated compensation expense is recognized over the vesting period. Such a plan is referred to as a "variable plan". Additionally, the Company grants stock options to employees and directors for a fixed number of shares with a fixed exercise price. The grant date intrinsic value of such options is amortized over the vesting periods of the options. Such a plan is referred to as a "fixed plan". Because the exercise price of such options granted by the Company equals their fair market value at the date of the grant, the options have no intrinsic value. Accordingly, no compensation expense has been recorded for the Company's fixed plans.

    Options granted to employees of Millicom Argentina S.A. do not qualify as options granted to employees in accordance with APB 25, since Millicom Argentina S.A. is accounted for as an equity investment for U.S. GAAP. Accordingly, such options are accounted for on a mark to market basis.

    The impact of the above options is an adjustment of $(1,157,000) (2002: $1,308,000; 2001: $5,315,000) and has been recorded in the U.S. GAAP reconciliation of net profit or loss.

  7.
  Under IFRS, the Company recognizes revenues for initial connection fees when the customer is connected and able to use the service. The Company recognizes revenues from the sale of handsets at the time of sale.

    Under U.S. GAAP, MIC applies the guidance in Staff Accounting Bulletin No. 101 (SAB 101), Revenue recognition in Financial Statements, and Staff Accounting Bulletin No. 104 (SAB 104), Revenue recognition (see U.S. GAAP Item 15). Under this guidance, the Company evaluates each element of a customer arrangement to determine the appropriate period for recognition of revenues. Revenues on connection fees are deferred and recognized as revenues on a pro rata basis over the estimated life of the customer relationship. In 2003 management changed its estimate of the life of such relationship from one to 2 years and applied this change prospectively. The effect on net income and related per share amounts for the current period of this change is a loss of $(1,987,000) and $(0.03), respectively.

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

    The adjustment to defer revenues on connection fees under U.S. GAAP, net of revenues recognized which was deferred in a prior period, results in a decrease in revenue in 2003 of $3,184,000 (2002: decrease of $145,000; 2001: increase of $263,000) and the adjustment to defer incremental cost of sales on connection fees for U.S. GAAP, net of cost of sales recognized which was deferred in a prior period, results in a decrease in cost of sales in 2003 of $878,000 (2002: increase of $192,000; 2001: decrease of $239,000) resulting in a net decrease of $2,306,000 to the Company's net profit under IFRS in 2003 (2002: increase of $337,000 of the net loss; 2001: decrease of $502,000 of the net loss). In addition, MIC decreased the profit from associates recorded for IFRS by $688,000 in 2003 to reflect the application of SAB 101 and SAB 104 to its equity investments.

  8.
  In 2000, under IFRS, the Company recognized an impairment of its analogue fixed assets and related licenses and intangibles. For U.S. GAAP purposes, part of this impairment was reversed because some of the assets that were impaired under IFRS were not deemed to be impaired under Statement of Financial Accounting Standard No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. During the course of 2001, MIC sold its FORA segment (MIC's former operations in Russia) that were previously impaired under IFRS but not under U.S. GAAP. Because the assets sold had a higher value under U.S. GAAP than IFRS, a reduction of the gain on the sale of the assets of $5,216,000 was recorded for U.S. GAAP purposes. Additionally in 2001, an incremental depreciation expense of $1,373,000 for U.S. GAAP was recorded on the remaining assets that were previously impaired under IFRS.

    As from January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long Lived Assets. Under SFAS 144, like SFAS 121, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to the undiscounted cash flows forecast from the asset. If the undiscounted cash flows forecast to be generated from the asset is less than the asset's book value, the carrying value of the asset is regarded as not recoverable. When such a determination is made, impairment is measured as the excess of the carrying value above the asset's fair value, typically determined by a discounted cash flows projection of the asset.

    As of December 31, 2002, analogue assets belonging to MIC's Colombian operation, which were impaired under IFRS in 2000 but not under U.S. GAAP, were deemed to be impaired in connection with the Colombian operation being classified as a discontinued operation, as described in U.S. GAAP item 14 hereafter. Accordingly, the assets' increased net value under

    U.S. GAAP of $2,571,000, after incremental depreciation expense for the year of $936,000, has been charged to the profit and loss of the year as an additional impairment.

    Under IFRS, as at December 31, 2002, the Company recorded an impairment charge of $2,234,000 on the license value of its operation in Peru. This impairment was measured as the difference between the recoverable amount of the asset, which was determined by reference to the discounted cash flows projected to be generated from this asset, and its carrying value at the measurement date. Since the recoverable amount of the license, determined by reference to an undiscounted cash flow model, as required by SFAS 144, was higher than its carrying value, the impairment recorded under IFRS has been reversed for U.S. GAAP purposes. In 2003, the amount of $2,234,000 was charged to the profit and loss account under U.S. GAAP as (i) incremental depreciation charge of $223,000 and (ii) an additional impairment charge of $2,011,000 in connection with the Peruvian operation being classified as a discontinued operation, as described in U.S. GAAP item 14 hereafter.

    Finally, during 2003, under IFRS, MIC reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1,579,000, due to a change in the underlying assumptions to determine the recoverable amount of these assets. Under U.S. GAAP, such reversal is not allowed. Accordingly, the increase in value for the Bolivian equipment has been reversed for U.S. GAAP purposes.

    Summarized below are the adjustments to the Company's IFRS profit and loss that have been made due to the application of SFAS 144 (2003 and 2002) and SFAS 121 (2001):

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Adjustments to impairment / (reversal of impairment) recorded for IFRS	(1,579)	2,234	—
Additional impairment for U.S. GAAP	(2,011)	(2,571)	—
Increased depreciation charge	(223)	(936)	(1,373)
Decreased gain on sale of FORA assets	—	—	(5,216)

Total adjustment to profit/(loss) in year	(3,813)	(1,273)	(6,589)

  9.
  Under IFRS, the Company records its 10% Senior Notes and the debt component of its 5% Mandatory Exchangeable Notes net of un-amortized financing fees incurred to acquire these debts. Under U.S. GAAP, these financing fees are capitalized as a deferred charge. The amount that is reclassified as an asset in the balance sheet as of December 31, 2003, is $22,907,000 (December 31, 2002: $8,359,000), comprised of $13,964,000 for the 10% Senior Notes and $8,943,000 for the 5% Mandatory Exchangeable Notes.

  10.
  In June 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standard No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 requires companies to cease amortizing goodwill, which existed at June 30, 2001. Accordingly, for U.S. GAAP purposes, the Company ceased amortization of existing goodwill on December 31, 2001 and reversed $6,695,000 (2002: $7,865,000) of amortization on goodwill charged under IFRS. In accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $9,336,000 as of December 31, 2001, has been written-off as a cumulative effect of change in accounting principle in the first quarter of 2002, upon adoption of SFAS 141. The Company did not generate additional negative goodwill during 2002 and 2003.

    The table below shows MIC's adjusted U.S. GAAP net loss in 2001 as if goodwill amortization had ceased from January 1, 2001:

2001
US$ '000
Reported loss under U.S. GAAP	(172,126)
Reversal of goodwill amortization	9,483
Reversal of negative goodwill amortization	(1,393)

Adjusted net loss under U.S. GAAP	(164,036)

    The following table presents the impact on MIC's 2001 basic and diluted loss per share as if goodwill amortization had ceased on January 1, 2001:

2001
Basic and diluted loss per share
Reported basic loss per share under U.S. GAAP	$(2.64)
Reversal of goodwill amortization	$0.15
Reversal of negative goodwill amortization	$(0.02)
Adjusted basic loss per share under U.S. GAAP	$(2.51)
Weighted average number of shares outstanding in the year (in '000)	65,256

    SFAS 142 also establishes a method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In addition, SFAS 142 requires transitional impairment testing as of January 1, 2002 and thereafter on a yearly basis at the same balance sheet date. As a result, the Company tested its goodwill for impairment under this new standard as of January 1, 2002, December 31, 2002 and 2003. The transitional testing that MIC performed as of January 1, 2002 concluded that no impairment was required under U.S. GAAP. As a result of classifying the Company's Colombian operation as a discontinued operation in 2002 (see U.S. GAAP item 14), the Company performed an impairment test on the goodwill generated on the acquisition of the Colombian operation as of December 31, 2002. This impairment test indicated that the goodwill was fully impaired. Under IFRS, the carrying value of this goodwill was set to $nil through the recording of an impairment charge of $35,723,000. Following the cessation of the amortization, as described under SFAS 142, MIC incurred an additional impairment charge of $3,136,000 under U.S. GAAP related to the impairment of goodwill on the Colombian operation. As of December 31, 2003 MIC determined that no additional goodwill impairment should be recorded for U.S. GAAP purposes. Disclosures required by SFAS 142 are provided in Note 5.

  11.
  During 2002, MIC purchased part of its Senior Subordinated 13.5% Notes (Note 18) at market prices for an amount of $44,000,000, realizing a gain of $28,676,000. Following the adoption on January 1, 2003 of Statement of Financial Accounting Standard No. 145 (SFAS 145), Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, MIC reclassified this gain from extraordinary gains, as previously reported, to ordinary gains.

  12.
  Under both IFRS and U.S. GAAP, MIC holds shares in Tele2 as available-for-sale ("AFS") securities. Following the change in accounting policy with respect to the fair value adjustments of AFS securities under IFRS, which is detailed in Note 2, MIC recorded the fair value adjustments of its investment in Tele2 in the profit and loss account as from January 1, 2003. Under U.S. GAAP these fair value adjustments should be recorded in shareholders' equity within the caption "Revaluation reserve". Accordingly, under U.S. GAAP, MIC reclassified a net unrealized gain of $241,163,000 for 2003 to shareholders' equity.

    As of December 31, 2001, MIC determined that its investment in Tele2 was impaired under U.S. GAAP, but not under IFRS and, accordingly recorded an impairment charge for U.S. GAAP of $61,325,000. As of December 31, 2002, MIC determined that the shares were also impaired under IFRS. Accordingly, in 2002, for U.S. GAAP, MIC reversed part of the impairment charge recorded under IFRS, for an amount of $61,325,000, since this amount was reported in losses brought forward under U.S. GAAP.

  13.
  The adjustments to reconcile U.S. GAAP to the IFRS accounting treatment of the debt exchange that MIC completed in May 2003 (see Note 18b) are as follows: (i) a reclassification of $14,952,000 from the equity component of the 2% PIK Notes to share premium to recognize a beneficial conversion feature ("BCF") of $14,952,000 and a reclassification of $1,295,000 from the shareholders' equity to the debt component of the 2% PIK Notes, under U.S. GAAP, (ii) an amortization charge of the BCF of $4,257,000, (iii) a decrease in the interest on the 2% PIK Notes of $4,579,000 recorded under IFRS to reflect the difference between the effective interest rate of 11% recorded for IFRS and the actual interest rate of 2% recorded for U.S. GAAP, (iv) an increase of $16,002,000 in the gain of $96,748,000 realized under IFRS on the debt exchange, corresponding to the reclassification to deferred costs of the fees related to the issuance of the 11% Senior Notes and 2% PIK Notes (under IFRS these fees are not considered to be related to the new Notes issued, rather they are deducted from the gain realized on the debt exchange), and (v) an amortization expense of $14,726,000 of the deferred costs recognized under (iv), being $353,000 of amortization expense related to the 2% PIK Notes and the complete amortization of the costs related to the 11% Notes of $14,373,000 since these Notes have been fully redeemed or repurchased during 2003. Summarized below are the adjustments to the profit for 2003 related to the debt exchange for U.S. GAAP purposes:

Adjustments to profit for the year ended December 31, 2003 (restated)
US$ '000
Amortization of BCF on the 2% PIK Notes	(4,257)
Increase in gain realized on the debt exchange	16,002
Adjustment to interest expenses on the 2% PIK Notes	4,579
Amortization of incremental deferred costs	(14,726)

1,598

            The Company's U.S. GAAP net income and shareholders' equity as of and for the year ended December 31, 2003 have been restated to correct the amortization charge of the BCF. Under U.S. GAAP the BCF should be amortized from the date of issuance to the stated redemption date of the 2% PIK Notes, regardless of when the earliest conversion date occurs. The BCF had been previously fully amortized upon issuance of the 2% PIK Notes due to their immediate convertibility. The effects of this correction is as follows:

2003
US$ '000
Net loss in accordance with U.S. GAAP as previously reported	(65,655)
Adjustment to depreciation charge on the BCF	10,695
Restated net loss in accordance with U.S. GAAP	(54,960)
Net loss per share data:
Basic and diluted net loss per share as previously reported	$(1.01)
Effect of adjustment reported above	$0.17
Restated basic and diluted net loss per share	$(0.84)
Weighted average number of shares outstanding in the year ('000)	65,312
Shareholders' equity in accordance with U.S. GAAP as previously reported	(76,701)
Adjustment to depreciation charge on the BCF	10,695
Restated shareholders' equity in accordance with U.S. GAAP	(66,006)
  14.
  As at December 31, 2003, MIC classified its investment in its Peruvian subsidiary as an asset held for sale in accordance with SFAS 144, following a decision to sell this operation and the status of the negotiations with potential buyers. Therefore MIC disclosed all assets and liabilities of its Peruvian operation separately in the balance sheet reconciliation. MIC's interests in Celcaribe, MIC Systems (including MACH), and Liberty Broadband Ltd are reported as discontinuing operations since these operations have been sold in 2003 and 2002, respectively (Note 22).

    Presented below is a reconciliation of loss from discontinued operations:

Net profit (loss) from component qualifying as discontinued operations:

	Year ended December 31,
	2003	2002	2001	Segment in which reported
	US$ '000	US$ '000	US$ '000
Colombian operations	1,189	(63,484)	(18,868)	MIC Latin America
Peruvian operations	(5,642)	(3,847)	(1,966)	Other
MIC Systems	(2,597)	89,960	2,758	MIC Systems
Liberty Broadband Ltd.	—	(24,939)	(32,476)	Other

Net loss reported from discontinued operations	(7,050)	(2,310)	(50,552)

          The table below provides information about revenues, cost of sales, operating expenses, operating profit and net loss under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 from continuing operations excluding the discontinued operations above:

	2003*	2002*	2001*
	US$ '000	US$ '000	US$ '000
Revenues from continuing operations	425,241	331,007	344,102
Cost of sales from continuing operations	(176,605)	(137,772)	(141,610)
Operating expenses from continuing operations	(147,232)	(167,534)	(157,851)
Operating profit from continuing operations	101,404	20,337	79,688
Loss reported from continuing operations	(47,910)	(327,959)	(121,574)

    *    as restated, see item 3 for 2001 and 2002 and item 13 for 2003

          15.   In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which was subsequently revised in December 2003 (FIN 46-R). FIN 46-R generally applies to all business enterprises and all arrangements used by business enterprises, and it requires that a business enterprise identifies all its Variable Interest Entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or a lack of controlling financial interest by an investor. The party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. The measurement principles of this interpretation apply to all VIEs created after January 31, 2003 and to all VIEs in which an enterprise obtains an interest after that date. Additionally, MIC will adopt the measurement principles of FIN 46-R for all VIEs held by MIC prior to January 31, 2003 on March 31, 2004 as a cumulative change in accounting principle. The Company is in the process of evaluating arrangements, which could be considered VIEs under FIN 46-R. However, MIC has determined that it is reasonably possible that it will at least consolidate its interest in the following VIEs, held prior to January 31, 2003, upon adoption: Cam GSM Company Limited ("Cam GSM"), Royal Telecam International Limited ("Telecam"), Millicom Argentina S.A., Comunicaciones Celulares S.A., Telefonica Celular, Emtel Limited. Except for Telecam and Millicom Argentina S.A., each of these entities are substantive mobile telecom operating businesses in their respective countries (see Note 3). Telecam and Millicom Argentina S.A. are substantive high speed wireless data service providers in their respective countries. The size of each of these entities and MIC's maximum exposure to loss as a result of its involvement with these entities is as follows:

Under IFRS	Revenue	Operating profit/(loss)	Total assets	Maximum exposure to loss
	US$ '000	US$ '000	US$ '000	US$ '000
Cam GSM	70,334	12,414	68,215	20,580
Telecam	9,434	1,085	8,262	2,000
Millicom Argentina S.A.	3,506	(225)	2,775	14,886
Comunicaciones Celulares S.A.	142,700	53,197	160,629	46,056
Telefonica Celular	95,716	45,959	79,220	28,563
Emtel Limited	24,004	6,904	29,138	4,291

          In March 2003, MIC's Pakistani subsidiary Paktel entered into a receivables securitization arrangement with a special purpose entity (the "Paktel SPV"), whose sole purpose is to finance MIC's receivables. Further information regarding the Paktel SPV is contained in Note 18.

          In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables. The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Company is required and plans to adopt the provisions of EITF 00-21, for revenue arrangements entered into or modified on or after January 1, 2004. To accomplish this, the Company must identify and determine the fair value of the component deliverables in its revenue arrangements. The Company is currently assessing the impact that the implementation of EITF 00-21 will have on its results of operations, financial position and cash flows.

          In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supersedes SAB 101 (U.S. GAAP Item 7). SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Therefore, aside from EITF 00-21, the Company does not expect there to be a significant difference to its accounting under SAB 101.

          16.   Under International Accounting Standard No. 27 (IAS 27), Consolidated Financial Statements and Accounting for Investments in Subsidiaries a subsidiary should be excluded from consolidation if it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent. In addition, Standing Interpretations Committee ("SIC") No. 33 states that potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. As discussed in Note 29, under IFRS, MIC does not consolidate its investment in Great Universal ("GU") and Modern Holdings ("Modern") since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to MIC. Further, the warrants, which enable the holders to obtain 100% of GU and 53% of Modern, are presently exercisable and provide the capability, to the warrant holders, to control GU and Modern.

          Under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent of a reason that GU and Modern should not be consolidated, they should be consolidated. The restriction on the ability of GU and Modern to distribute dividends would not preclude consolidation under U.S. GAAP. In addition, under U.S. GAAP, potential voting rights are generally not considered in determining whether an entity should be consolidated. Therefore, under U.S. GAAP, both GU and Modern are consolidated. The line items of MIC's consolidated income statement for the years ended December 31, 2003, 2002 and 2001 and consolidated balance sheet for the years ended December 31, 2003 and 2002, which are materially impacted by the consolidation of GU and Modern, are disclosed in a separate table at the bottom of the U.S. GAAP reconciliation of profit (loss) after taxes and of the U.S. GAAP balance sheet reconciliation.

Reconciliation of Net Profit (loss) for the year:

        The above items give rise to the following differences in net profit (loss) recorded under U.S. GAAP:

	Item	2003*	2002*	2001*
		US$ '000	US$ '000	US$ '000
Net profit (loss) for the year reported under IFRS		178,823	(385,143)	(138,053)
Items decreasing (increasing) reported loss or (decreasing) increasing reported profit:
Application of equity method of accounting	2	(1,052)	(4,221)	16,703
Application of equity method of accounting for Telemovil El Salvador	3	5,830	7,887	2,640
Adjustments to initial step-up in the value of licenses	4	2,273	2,273	2,273
Valuation of stock options	5	—	(16,817)	6,408
Compensation cost for stock options granted to employees	6	(1,157)	1,308	5,315
Recognition of connection fees and related costs	7	(2,994)	(337)	502
Adjustments to impairment of tangible and intangible assets	8	(3,813)	(1,273)	(6,589)
Reversal of goodwill amortization	10	6,695	7,865	—
Additional goodwill impairment	10	—	(3,136)	—
Reclassification to shareholders' equity of fair value adjustments on available-for-sale securities	12	(241,163)	—	—
Impairment of securities, other than temporary	12	—	61,325	(61,325)
Adjustments related to debt exchange	13	1,598	—	—

Loss after taxes before cumulative effect of change in accounting principle		(54,960)	(330,269)	(172,126)

Cumulative effect of change in accounting principle	10	—	9,336	—

Net loss under U.S. GAAP		(54,960)	(320,933)	(172,126)

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003

Presented as:
Net loss from continuing operations		(47,910)	(327,959)	(121,574)
Discontinued operations:	14
Loss from discontinued operations, net of taxes(a)		(7,758)	(79,671)	(50,552)
Gain on disposal, net of taxes(a)		708	77,361	—

Loss from discontinued operations		(7,050)	(2,310)	(50,552)
Loss after taxes, before cumulative effect of change in accounting principle under U.S. GAAP		(54,960)	(330,269)	(172,126)
Cumulative effect of change in accounting principle(a)	10	—	9,336	—

Net loss under U.S.GAAP		(54,960)	(320,933)	(172,126)

	2003*	2002*	2001*
Basic and diluted loss per common share
Loss per common share under U.S. GAAP:
—from continuing operations	$(0.73)	$(5.02)	$(1.87)
—from discontinuing operations	$(0.11)	$(0.04)	$(0.77)
Loss per common share after taxes, before cumulative effect of change in accounting principle	$(0.84)	$(5.06)	$(2.64)
Impact of cumulative effect of change in accounting principle	—	$0.14	—
Basic and diluted loss per common share under U.S. GAAP	$(0.84)	$(4.92)	$(2.64)

Weighted average number of shares outstanding in the year (in '000)	65,312	65,272	65,256

(a)
The tax impact of these items is $nil in 2003 (2002: $nil; 2001: $nil)

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003

Impact of consolidation of Great Universal and Modern Holdings

        As explained in U.S. GAAP adjustment item No. 16, above, both Great Universal ("GU") and Modern Holdings ("Modern") should be consolidated. Presented in the table below are the main line items of MIC's consolidated income statement for the years ended December 31, 2003, 2002 and 2001 that would be materially impacted had GU and Modern been consolidated:

	2003*	2002*	2001*
	US$' 000	US$' 000	US$' 000
Consolidated revenues from continuing operations under U.S. GAAP before the effect of the consolidation of Great Universal and Modern	425,241	331,007	344,102
Impact of consolidation	36,865	32,912	42,185

Consolidated revenues from continuing operations under U.S. GAAP after the effect of the consolidation of Great Universal and Modern	462,106	363,919	386,287

Consolidated cost of sales from continuing operations under U.S. GAAP before the effect of the consolidation of Great Universal and Modern	(176,605)	(137,772)	(141,610)
Impact of consolidation	(21,236)	(21,664)	(20,100)

Consolidated cost of sales from continuing operations under U.S. GAAP after the effect of the consolidation of Great Universal and Modern	(197,841)	(159,436)	(161,710)

Consolidated operating expenses from continuing operations under U.S. GAAP before the effect of the consolidation of Great Universal and Modern	(147,232)	(167,534)	(157,851)
Impact of consolidation	(15,178)	(15,210)	(21,443)

Consolidated operating expenses from continuing operations under U.S. GAAP after the effect of the consolidation of Great Universal and Modern	(162,410)	(182,744)	(179,294)

Consolidated operating profit from continuing operations under U.S. GAAP before the effect of the consolidation of Great Universal and Modern	101,404	20,377	79,688
Impact of consolidation	2,536	(3,961)	643

Consolidated operating profit from continuing operations under U.S. GAAP after the effect of the consolidation of Great Universal and Modern	103,940	16,376	80,331

Net loss from continuing operations under U.S. GAAP before the effect of the consolidation of Great Universal and Modern	(47,910)	(327,959)	(121,574)
Impact of consolidation	(4,029)	(7,872)	13,002

Net loss from continuing operations under U.S. GAAP after the effect of the consolidation of Great Universal and Modern	(51,939)	(335,831)	(108,572)

Net loss under U.S. GAAP after the effect of cumulative change in accounting principle and before the effect of the consolidation of Great Universal and Modern	(54,960)	(320,933)	(172,126)
Impact of consolidation	4,603	(1,630)	5,322

Net loss under U.S. GAAP after the effect of cumulative change in accounting principle and after the effect of the consolidation of Great Universal and Modern	(50,357)	(322,563)	(166,804)

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003

        The following disposals by GU and Modern have been classified as discontinued operations and have been excluded from continuing operations in the table above:

  •
  In 2003, GU disposed of its interest in Miltope, Inc. for net proceeds of $21,180,000, realizing a gain on disposal of $8,898,000.

  •
  In 2003, Modern disposed of its interests in Praesidium and Ephibian realizing net losses on disposal of $130,000 and $877,000, respectively.

  •
  In 2002, GU disposed of its interest in Transcom USA realizing a net loss of $1,390,000 on disposal.

  •
  In 2002, Modern disposed of its interests in Procure-it-right, Proceedo and Lothar realizing a net aggregate gain of $4,974,000 on disposal.

  •
  In 2001, Modern disposed of its interest in Get2Net realizing a net gain of $2,012,012 on disposal.

Balance Sheet Reconciliation:

        The following significant balance sheet differences arise under U.S. GAAP in 2003:

Balance sheet as of December 31, 2003	Item	Per Balance Sheet Group	Proportional Consolidation Adjustment (Items 1 & 2)	Other Adjustments*	Held for sale assets and liabilities (Item 14)	Under U.S. GAAP Group*
		US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Assets
Non-Current Assets
Intangible assets
Goodwill, net	3, 10	49,578	—	40,365	—	89,943
Licenses, net	4	30,889	(8,372)	(7,872)	(210)	14,435
Oher intangibles net	9, 13	5,148	(2,176)	24,183	(51)	27,104
Property, plant and equipment, net	8	487,746	(125,995)	(1,579)	(1,848)	358,324
Financial assets
Investment in Tele2 AB shares		479,040	—	—	—	479,040
Investment in other securities		25,397	(24)	—	—	25,373
Investments in associates	7	1,340	96,075	(688)	—	96,727
Pledged deposits		31,530	(1,460)	—	(28)	30,042
Deferred taxation		5,226	(1,698)	—	(370)	3,158

Total Non-Current Assets		1,115,894	(43,650)	54,408	(2,507)	1,124,145

Current Assets
Financial assets
Investment in other securities		15,291	—	—	—	15,291
Accounts receivable, net		129,792	(31,898)	—	(212)	97,682
Prepayments, accrued income and other current assets	7	80,263	(16,429)	2,207	(387)	65,654
Time deposits		32,880	—	—	(598)	32,282
Cash and cash equivalents		148,829	(26,662)	—	(356)	121,811

Total Current Assets		407,055	(74,989)	2,207	(1,553)	332,720

Total assets from disposal group classified as held for sale		—	—	—	4,060	4,060

Total Assets		1,522,949	(118,639)	56,615	—	1,460,925

Shareholders' Equity and Liabilities
Shareholders' equity
Share capital and premium	6	239,876	—	22,610	—	262,486
Treasury stock		(8,833)	—	—	—	(8,833)
2% PIK notes—equity component	13	16,006	—	(16,006)	—	—
Legal reserve		4,256	—	—	—	4,256
Retained losses brought forward		(446,110)	(5,931)	71,093	—	(380,948)
Net profit/(loss) for the year, after cumulative effect of change in accounting principle		178,823	(1,052)	(232,731)	—	(54,960)
Currency translation reserve		(69,198)	—	—	—	(69,198)
Deferred compensation costs	6	—	—	(1,344)	—	(1,344)
Revaluation reserve	12	—	—	241,163	—	241,163
Excess of contribution over assets acquired	4	—	—	(58,628)	—	(58,628)

Total Shareholders' Equity		(85,180)	(6,983)	26,157	—	(66,006)

Minority Interest		26,571	—	—	—	26,571

Liabilities
Non-current liabilities
10% Senior Notes	9	536,036	—	13,964	—	550,000
2% PIK Notes—debt component	13	50,923	—	973	—	51,896
5% Mandatory Exchangeable Notes—debt component	9	327,635	—	8,943	—	336,578
Embedded derivative on the 5% Mandatory Exchangeable Notes		103,457	—	—	—	103,457
Other debt and financing		126,150	(29,335)		—	96,815
Deferred taxation and other non current liabilities		33,944	(12,089)	—	—	21,855

		1,178,145	(41,424)	23,880	—	1,160,601

Current liabilities
Other debt and financing		132,664	(10,099)	—	(75)	122,490
Trade payables		112,764	(36,150)	—	(195)	76,419
Other current liabilities	7	157,985	(23,983)	6,579	(240)	140,341

		403,413	(70,232)	6,579	(510)	339,250

Total Liabilities		1,581,558	(111,656)	30,459	(510)	1,499,851

Total liabilities from disposal group classified as held for sale		—	—	—	510	510

Total Shareholders' Equity and Liabilities		1,522,949	(118,639)	56,615	—	1,460,925

*
as restated, see item 13

        The following significant balance sheet differences arise under U.S. GAAP in 2002:

Balance sheet as of December 31, 2002	Item	Per Balance Sheet Group	Proportional Consolidation Adjustment (Items 1 & 2)	Other Adjustments*	Held for sale assets and liabilities (Item 14)	Under U.S. GAAP Group*
		US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Assets
Non-current assets
Intangible assets
Goodwill, net	10	10,172	—	14,065	—	24,237
Licenses, net	4	84,471	(4,083)	(7,911)	(52,070)	20,407
Other intangibles, net	9	4,919	(2,351)	8,359	(9)	10,918
Property, plant and equipment, net		458,933	(135,699)	—	(36,862)	286,372
Financial assets
Investment in Tele2 AB shares		164,031	—	—	—	164,031
Investment in other securities	3	56,355	(21)	(52,858)	—	3,476
Investments in associates	3	1,013	110,609	63,385	—	175,007
Pledged deposits		32,921	—	—	(508)	32,413
Deferred taxation		8,470	(1,165)	—	—	7,305

Total Non-Current Assets		821,285	(32,710)	25,040	(89,449)	724,166

Current Assets
Investment in Tele2 AB shares		101,540	—	—	—	101,540
Accounts receivable, net		134,080	(21,333)	—	(14,052)	98,695
Prepayments, accrued income and other current assets	7	59,563	(14,683)	1,328	2,514	48,722
Time deposits		16,200	(1,428)	—	(1,111)	13,661
Cash and cash equivalents		70,451	(25,612)	—	(1,988)	42,851

Total Current Assets		381,834	(63,056)	1,328	(14,637)	305,469

Total Assets from disposal group classified as held for sale	14	—	—	—	104,086	104,086

Total Assets		1,203,119	(95,766)	26,368	—	1,133,721

Shareholders' equity and liabilities
Shareholders' equity
Share capital and premium	6	281,989	—	8,339	—	290,328
Treasury stock		(54,521)	—	—	—	(54,521)
Legal reserve		4,256	—	—	—	4,256
Retained losses brought forward		(57,719)	(1,710)	(586)	—	(60,015)
Loss for the year, after cumulative effect of change in accounting principle		(385,143)	(4,221)	68,431	—	(320,933)
Currency translation reserve		(84,121)	—	—	—	(84,121)
Deferred compensation costs	6	—	—	(2,941)	—	(2,941)
Excess of contribution over assets acquired	4	—	—	(58,628)	—	(58,628)

Total shareholders' equity		(295,259)	(5,931)	14,615		(286,575)

Minority interest		23,733	—	—	—	23,733

Liabilities
Non-Current Liabilities
13.5% Senior Subordinated Notes	9	912,539	—	5,461	—	918,000
Other debt and financing	9	159,370	(26,803)	2,898	(33,765)	101,700
Deferred taxation		26,874	(12,831)	—	—	14,043

		1,098,783	(39,634)	8,359	(33,765)	1,033,743

Current Liabilities
Other debt and financing		156,666	(20,244)	—	(45,064)	91,358
Trade payables		90,945	(5,043)	—	(6,216)	79,686
Other current liabilities	7	128,251	(24,914)	3,394	(6,865)	99,866

		375,862	(50,201)	3,394	(58,145)	270,910

Total Liabilities from disposal group classified as held for sale	14	—	—	—	91,910	91,910

Total Liabilities		1,474,645	(89,835)	11,753	—	1,396,563

Total Shareholders' Equity and Liabilities		1,203,119	(95,766)	26,368	—	1,133,721

*
as restated, see item 3

Impact of consolidation of Great Universal and Modern Holdings

        As explained in adjustment item No. 16, under U.S. GAAP, both Great Universal ("GU") and Modern Holdings ("Modern") should be consolidated. Presented in the table below are the main line items of MIC's consolidated balance sheets as of December 31, 2003 and 2002 that would be materially impacted had GU and Modern been consolidated.

	2003*	2002*
	US$ '000	US$ '000
Consolidated total assets under U.S. GAAP	1,460,925	1,133,721
Impact of consolidation	48,063	71,592

Consolidated total assets after consolidation	1,508,988	1,205,313
Consolidated total shareholders' equity under U.S. GAAP	(66,006)	(286,575)
Impact of consolidation	(2,195)	(8,611)

Consolidated total shareholders' equity after consolidation	(68,201)	(295,186)

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003

Comprehensive Income:

        The Company's statement of comprehensive income under U.S. GAAP for the three-year period ended December 31, 2003, 2002 and 2001, is as follows:

	2003*	2002*	2001*
	US$ '000	US$ '000	US$ '000
Net loss under U.S. GAAP	(54,960)	(320,933)	(172,126)

Other comprehensive income (loss):
Holding gain (loss) excluding effect of sale of marketable securities sold during the year, net of tax(a)	241,163	(37,422)	(35,616)
Holding (loss) gain for securities sold during the year, net of tax(a)	5,597	(131,396)	1,949
Reclassification adjustment for net (gain) loss realized on sale of marketable securities, net of tax(a)	(5,597)	168,818	15,931
Currency translation reserve	14,923	(37,263)	(13,510)

Other comprehensive income (loss)	256,086	(37,263)	(31,246)

Comprehensive income (loss) under U.S. GAAP	201,126	(358,196)	(203,372)

(a)
The tax impact on these items is $nil in 2003 (2002: $nil; 2001: $nil)

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003

Additional Stock Option Disclosure:

        As described above, under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company's net income and loss per share would have been adjusted to the following pro forma amounts.

	Year ended December 31,
	2003*	2002*	2001*
	US$ '000	US$ '000	US$ '000
Net loss, as reported	(54,960)	(320,933)	(172,126)
Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	1,157	(1,308)	(5,315)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,579)	2,586	(11,564)

Pro forma net loss	(56,382)	(319,655)	(189,005)

Loss per share:
As reported (basic and diluted)—$	(0.84)	(4.92)	(2.64)
Pro forma (basic and diluted)—$	(0.86)	(4.90)	(2.90)

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003

        The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 4.4% (2002: 4.4%), expected lives of 3.5 years, no dividends and expected volatility of 114.9% (2002: 58.4%).

Additional Tax Disclosure:

        The following table presents a reconciliation of the weighted average statutory tax rate and the effective tax rate, as required by Statement of Financial Accounting Standard No. 109, Income Taxes. The information below is presented under IFRS.

	2003	2002	2001
	%	%	%
Weighted average statutory rate	26	19	32
Items taxed at other than weighted average rate	15	10	11
Reversal of tax provision	—	—	(10)
Investment incentive program (Paraguay)	—	—	(2)
Non taxable items	(19)	(35)	(36)
Utilization of tax loss carry forward	(1)	(1)	(1)

Effective rate	21	(7)	(6)

32. SUBSEQUENT EVENTS

        In January 2004 MIC's Registration of its 2% Senior Convertible PIK Notes due 2006 was declared effective by the U.S. Securities and Exchange Commission.

        On March 25, 2004, MIC announced that it has received approval for a listing of its shares on Stockholmsbörsen (the Stock Exchange in Sweden). Trading commenced on March 30, 2004.

        On February 4, 2004 MIC's subsidiary in Vietnam, Comvik International (Vietnam) AB signed a Memorandum of Understanding with its partner VMS, a subsidiary of the Vietnam Posts and Telecommunications, to confirm their intention to extend the co-operation for the long term.

        On February 5, 2004 MIC acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%.

        On February 9, 2004, MIC entered into an agreement with Rafsanjan Industrial Complex ("RIC") to manage the network to be owned by RIC under a build, operate and transfer contract (the "BOT Contract") between RIC and Telecommunications Company of Iran ("TCI"). The BOT Contract allows RIC to build and operate a nationwide GSM network (the "Network") for 2 million prepaid subscribers for a period of 11 years. MIC will be paid a share of the revenues generated by the Network. In addition, MIC has been awarded an option to acquire 47% of the company that will operate the Network.

        MIC held an Extraordinary General Meeting of Shareholders on February 16, 2004, which approved a stock split of the issued shares of the Company by exchanging one existing ordinary share with a par value of US$ 6 into four new ordinary shares with a par value of US$ 1.50 which became effective on February 20, 2004.

        On March 8, 2004, the Chairman of the Board of Directors, Mr Ledin passed away peacefully at the age of 66. Mr. Ledin provided great services to MIC contributing to the success of the Group. Mr Johannesson was appointed as new Chairman of the Board of Directors.

        On March 19, 2004, MIC formally requested the Trustee to call the entire outstanding amount of 2% Notes for redemption in cash on April 26, 2004 in accordance with the terms of the Indenture covering the 2% Notes.

33. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        As mentioned in Note 18, MIC exchanged, on May 8, 2003, $776 million of the 13.5% Senior Subordinated Notes for $562 million of the 11% Senior Notes and $64 million of the 2% PIK Notes, together the "New Notes". MIC's indirectly wholly owned subsidiary, Millicom International Operations B.V. or "MIOBV", will irrevocably and unconditionally guarantee certain payments of the New Notes.

        The following information presents condensed consolidating financial information for MIC, the "Issuer", MIOBV, "the Guarantor", and the other non-guarantor subsidiaries of MIC, the "Non-Guarantor Subsidiaries".

        The Company has not provided reconciliation between IFRS and U.S. GAAP for the columns relating to the Guarantor as such reconciliation would not materially affect an investor's understanding of the nature of the guarantee.

        Consolidated condensed balance sheets as of December 31, 2003 and 2002 are as follows:

	As of December 31, 2003
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
ASSETS
Non-current assets
Property, plant and equipment, net	143	—	590,851	(103,248)	487,746
Investment in securities	2,962	—	1,986,775	(1,485,300)	504,437
Pledged deposits	22,296	—	10,233	(999)	31,530
Deferred taxation	—	—	6,656	(1,430)	5,226
Other non-current assets	314	3	97,035	(10,397)	86,955
Current assets
Inventories	—	—	14,271	(3,330)	10,941
Investment in securities	—	—	15,291	—	15,291
Amounts due from joint ventures	533,729	—	905,919	(1,426,511)	13,137
Time deposits	—	—	32,880	—	32,880
Cash and cash equivalents	22,738	57	149,368	(23,334)	148,829
Other current assets	5,535	—	216,306	(35,864)	185,977

Total assets	587,717	60	4,025,585	(3,090,413)	1,522,949

LIABILITIES
Non-current liabilities
Other non-current liabilities	—	—	103,457	—	103,457
Deferred taxation	—	—	44,219	(10,275)	33,944
Corporate debt	586,959	—	327,635	—	914,594
Other debt and financing	70,751	96,347	354,754	(395,702)	126,150
Current liabilities
Other debt and financing	—	—	141,372	(8,708)	132,664
Trade payables	2,297	—	136,961	(26,494)	112,764
Amounts due to other related parties	125	1,925	1,062,510	(1,063,952)	608
Other liabilities	12,765	94	162,958	(18,440)	157,377

Total liabilities	672,897	98,366	2,333,866	(1,523,571)	1,581,558

EQUITY
Total shareholders' equity	(85,180)	(98,306)	1,685,205	(1,586,899)	(85,180)
Minority interest	—	—	6,514	20,057	26,571

	As of December 31, 2002
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
ASSETS
Non-current assets
Property, plant and equipment, net	188	—	604,555	(145,810)	458,933
Investment in securities	—	—	1,585,505	(1,365,119)	220,386
Pledged deposits	36,595	—	5,531	(9,205)	32,921
Deferred taxation	—	—	8,470	—	8,470
Other non-current assets	498	—	112,420	(12,343)	100,575
Current assets
Inventories	—	—	9,685	(2,723)	6,962
Investment in securities	—	—	101,540	—	101,540
Amounts due from joint ventures	616,844	—	637,790	(1,240,581)	14,053
Time deposits	10,427	—	6,851	(1,078)	16,200
Cash and cash equivalents	6,895	61	86,609	(23,114)	70,451
Other current assets	7,051	—	198,335	(32,758)	172,628

Total assets	678,498	61	3,357,291	(2,832,731)	1,203,119

LIABILITIES
Non-current liabilities
Other non-current liabilities	—	61,313	24,065	(58,504)	26,874
Corporate subordinated debt	912,539	—	—	—	912,539
Other debt and financing	—	—	201,383	(42,013)	159,370
Current liabilities
Other debt and financing	—	—	161,266	(4,600)	156,666
Trade payable	1,300	—	1,045,230	(955,585)	90,945
Amounts due to shareholders	62	—	3,976	(17)	4,021
Amounts due to other related parties	—	5,714	571,201	(570,428)	6,487
Other liabilities	59,856	6,540	70,132	(18,785)	117,743

Total liabilities	973,757	73,567	2,077,253	(1,649,932)	1,474,645

EQUITY
Total shareholders' equity	(295,259)	(73,506)	1,280,038	(1,206,532)	(295,259)
Minority interest	—	—	—	23,733	23,733

        Consolidated condensed profit and loss accounts for the year ended December 31, 2003, 2002 and 2001 are as follows:

	For the year ended December 31, 2003
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	4,228	—	824,879	(182,003)	647,104
Cost of sales	—	—	(212,122)	(45,880)	(258,002)
Sales and marketing	—	—	(94,027)	6,452	(87,575)
General and administrative expenses	(351)	—	(269,722)	161,624	(108,449)
Gain (loss) from sale of subsidiaries and joint ventures, net	(1,820)	(7)	(6,827)	10,867	2,213
Other operating expenses	(22,851)	(128)	(4,000)	(5,797)	(32,776)
Loss from investment securities, net	16,866	—	148,219	81,675	246,760
Net interest	(47,424)	(373)	(86,147)	3,608	(130,336)
Exchange gain (loss)	(4,719)	(143)	(40,153)	(587)	(45,602)
Charge for taxes	(200)	(54)	(67,383)	15,268	(52,369)
Other income	96,748	—	—	380	97,128
Fair value result on financial instruments	—	6,131	(6,131)	(84,578)	(84,578)
Equity income (loss)	138,346	(17,742)	—	(120,604)	—
Minority interest	—	—	(455)	(14,240)	(14,695)
Net profit (loss) for the year	178,823	(12,316)	186,131	(173,815)	178,823
	For the year ended December 31, 2002
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	7,419	—	774,477	(176,710)	605,186
Cost of sales	—	—	(352,061)	82,440	(269,621)
Sales and marketing	—	—	(103,297)	22,356	(80,941)
General and administrative expenses	—	(17,121)	(232,123)	84,541	(164,703)
Gain (loss) from sale of subsidiaries and joint ventures, net	19,084	17,543	(153,507)	205,694	88,814
Other operating expenses	(20,417)	(54)	(6,375)	(29,576)	(56,422)
Loss from investment securities, net	—	—	(299,963)	—	(299,963)
Net interest	(55,235)	(2,799)	(129,329)	14,130	(173,233)
Exchange gain (loss)	5,387	(30)	(19,383)	(9,457)	(23,483)
Charge for taxes	(320)	(33)	(29,808)	7,427	(22,734)
Other income (charges)(1)	118,698	64,853	(138,526)	(10,574)	34,451
Equity income (loss)	(459,759)	(132,791)	—	592,550	—
Minority interest	—	—	—	(22,494)	(22,494)
Net profit (loss) for the year	(385,143)	(70,432)	(689,895)	760,327	(385,143)

(1)
The amount of $118,698,000 recorded in the Issuer results mainly from waivers on intercompany liabilities. In the Guarantor, the other income corresponds mainly to dividends received from joint ventures.

	For the year ended December 31, 2001
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidation adjustments	Consolidated
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	5,382	—	875,658	(236,470)	644,570
Cost of sales	—	—	(357,640)	74,197	(283,443)
Sales and marketing	—	—	(133,579)	38,116	(95,463)
General and administrative expenses	—	—	(242,641)	69,729	(172,912)
Gain (loss) from sale of subsidiaries and joint ventures, net	(46,327)	(40,785)	9,748	112,411	35,047
Other operating expenses	(23,874)	(20)	(4,830)	(6,289)	(35,013)
Loss from investment securities, net	—	—	(15,931)	—	(15,931)
Net interest	(68,947)	(384)	(135,434)	17,621	(187,144)
Exchange loss	(19,449)	—	(17,740)	19,876	(17,313)
Charge for taxes	(79)	—	(33,444)	25,306	(8,217)
Other income (charges)	15,900	15,880	(10,475)	(22,735)	(1,430)
Equity income (loss)	(659)	1,597	—	(938)	—
Minority interest	—	—	—	(804)	(804)
Net profit (loss) for the year	(138,053)	(23,712)	(66,308)	90,020	(138,053)

        Consolidated condensed cash flow statements for the year ended December 31, 2003, 2002 and 2001 are as follows:

	For the year ended December 31, 2003
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidated
	US$ '000	US$ '000	US$ '000	US$ '000
Net cash provided by (used in) operating activities	228,223	17	(43,880)	184,360

Cash flows from investing activities:
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	—	—	8,848	8,848
Proceeds from the disposal of investments in securities	—	—	33,291	33,291
Purchase of investments in securities	—	—	(45,328)	(45,328)
Purchase of tangible assets	—	—	(86,452)	(86,452)
(Increase) Decrease in pledged deposits	9,935	—	181	10,116
(Increase) Decrease in time deposits	10,427	—	(28,223)	(17,796)
Cash provided by (used in) other investing activities	(17,510)	(21)	19,263	1,732

Net cash provided by (used in) investing activities	2,852	(21)	(98,420)	(95,589)

Cash flows from financing activities:
Proceeds from the issuance of debt	535,967	—	433,640	969,607
Repayment of debt and other financing	(699,929)	—	(267,147)	(967,076)
Other financing activities	(51,270)	—	37,101	(14,169)

Net cash provided by (used in) financing activities	(215,232)	—	203,594	(11,638)

Cash effect of exchange changes	—	—	1,245	1,245

Net increase in cash and cash equivalents	15,843	(4)	62,539	78,378
Cash and cash equivalents, beginning	6,895	61	63,495	70,451

Cash and cash equivalents, ending	22,738	57	126,034	148,829

	For the year ended December 31, 2002
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidated
	US$ '000	US$ '000	US$ '000	US$ '000
Net cash provided by (used in) operating activities	36,479	(135)	36,237	72,581

Cash flows from investing activities:
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	24,292	—	110,779	135,071
Proceeds from the disposal of investments in securities	73	—	167,009	167,082
Purchase of tangible assets	—	—	(135,818)	(135,818)
(Increase) Decrease in pledged deposits	(32,203)	—	15,697	(16,506)
Cash provided by (used in) other investing activities	(25,748)	194	17,390	(8,164)

Net cash provided by (used in) investing activities	(33,586)	194	175,057	141,665

Cash flows from financing activities:
Proceeds from the issuance of debt	—	—	182,828	182,828
Repayment of debt and other financing	—	—	(363,584)	(363,584)
Other financing activities	76	—	(19,100)	(19,024)

Net cash provided by (used in) financing activities	76	—	(199,856)	(199,780)

Cash effect of exchange changes	—	—	(291)	(291)

Net increase in cash and cash equivalents	2,969	59	11,147	14,175
Cash and cash equivalents, beginning	3,926	2	52,348	56,276

Cash and cash equivalents, ending	6,895	61	63,495	70,451

	For the year ended December 31, 2001
	Issuer	Guarantor	Non-Guarantor Subsidiaries	Consolidated
	US$ '000	US$ '000	US$ '000	US$ '000
Net cash provided by (used in) operating activities	(182)	724	103,427	103,969

Cash flows from investing activities:
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	—	—	19,251	19,251
Proceeds from the disposal of investments in securities	—	—	125,196	125,196
Purchase of tangible assets	—	—	(192,178)	(192,178)
(Increase) Decrease in pledged deposits	70,584	—	(109,667)	(39,083)
Cash provided by (used in) other investing activities	3,588	(762)	(83,086)	(80,260)

Net cash provided by (used in) investing activities	74,172	(762)	(240,484)	(167,074)

Cash flows from financing activities:
Proceeds from the issuance of debt	—	—	379,957	379,957
Repayment of debt and other financing	(115,088)	—	(243,206)	(358,294)
Other financing activities	(1,055)	33	1,935	913

Net cash provided by (used in) financing activities	(116,143)	33	138,686	22,576

Cash effect of exchange changes	—	—	1,884	1,884

Net (decrease) increase in cash and cash equivalents	(42,153)	(5)	3,513	(38,645)
Cash and cash equivalents, beginning	46,079	7	48,835	94,921

Cash and cash equivalents, ending	3,926	2	52,348	56,276

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Dated April 30, 2004

MILLICOM INTERNATIONAL CELLULAR S.A.
By:	/s/ DANIEL JOHANNESSON Name: Daniel Johannesson Title: Chairman
By:	/s/ MARC BEULS Name: Marc Beuls Title: Chief Executive Officer

i

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A.
2.1
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form F-4 (File No. 333-112948) filed on February 19, 2004).
2.2	Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.
7.1	Explanation of the calculation of (loss) earnings per share.
12.1	Certification of Marc Beuls filed pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-14(a).
12.2	Certification of Bruno Nieuwland filed pursuant to Exchange Act Rule 13a-14(a).
12.3	Certification of Judy Tan filed pursuant to Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls and Bruno Nieuwland furnished pursuant to Exchange Act Rule 13a-14(b).
14.1
Consent of PricewaterhouseCoopers S.àr.l to the incorporation by reference of their report dated March 31, 2004, except for Note 31, as to which the date is April 30, 2004 in the Company's Registration Statement on Form F-3 (File No. 333-111779) and Registration Statement on Form F-4 (File No. 333-112948).

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART I
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
MIC ASIA
MIC LATIN AMERICA
MIC AFRICA
OTHER INVESTMENTS
PART II
PART III
INDEX TO FINANCIAL STATEMENTS
Millicom International Cellular S.A. Consolidated balance sheets As of December 31, 2003 and 2002
Millicom International Cellular S.A Consolidated statements of profit and loss for the years ended December 31, 2003, 2002 and 2001
Millicom International Cellular S.A Consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001
Millicom International Cellular S.A. Consolidated statements of changes in shareholders' equity for the years ended December 31, 2003, 2002 and 2001
Millicom International Cellular S.A. Notes to the consolidated financial statements As of December 31, 2003, 2002 and 2001
SIGNATURES
EXHIBIT INDEX