Form 20-F/A
period 2003-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2004-06-30
CIK 912958

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
(Exact name of Registrant as specified in its charter)

GRAND-DUCHY OF LUXEMBOURG
(Jurisdiction of incorporation or organization)

75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, par value $1.50 each
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares with a par value of $1.50 each: 66,319,940 as of December 31, 2003

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes: ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                        Item 18 ☒

Explanatory Note:

        Millicom International Cellular S.A. (the "Company") hereby amends its annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2004 to file the following separate financial statements and notes thereto as required by Rule 3-09 of Regulation S-X:

  •
  Audited financial statements for the fiscal year ended December 31, 2003 and the unaudited financial statements for the fiscal years ended December 31, 2002 and 2001 for Telefónica Celular, S.A.;

  •
  Audited financial statements for the fiscal years ended December 31, 2003, 2002 and 2001 for CamGSM Company Limited and

  •
  Audited financial statements for the fiscal years ended December 31, 2003, 2002 and 2001 for Comunicaciones Celulares S.A.

        This amendment is being filed for the purpose of updating "Item 18. Financial Statements" and "Item 19. Exhibits."

ITEM 18. FINANCIAL STATEMENTS

        Reference is made to pages F-1 through F-85, incorporated herein by reference, of the Company's annual report on Form 20-F filed on April 30, 2004.

        Separate financial statements and notes thereto for Telefónica Celular, S.A. for its fiscal years ended December 31, 2001, 2002 and 2003 are being filed pursuant to Rule 3-09 of Regulation S-X. See Exhibit 14.5 to this Amendment No. 1 to the Company's annual report on Form 20-F.

        Separate financial statements and notes thereto for CamGSM Company Limited for its fiscal years ended December 31, 2001, 2002 and 2003 are being filed pursuant to Rule 3-09 of Regulation S-X. See Exhibit 14.6 to this Amendment No. 1 to the Company's annual report on Form 20-F.

        Separate financial statements and notes thereto for Comunicaciones Celulares S.A. for its fiscal years ended December 31, 2001, 2002 and 2003 are being filed pursuant to Rule 3-09 of Regulation S-X. See Exhibit 14.7 to this Amendment No. 1 to the Company's annual report on Form 20-F.

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A.*
2.1
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form F-4 (File No. 333-112948) filed on February 19, 2004).
2.2	Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.*
7.1	Explanation of the calculation of (loss) earnings per share.*
12.1	Certification of Marc Beuls filed pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-14(a).
12.2	Certification of Bruno Nieuwland filed pursuant to Exchange Act Rule 13a-14(a).
12.3	Certification of Judy Tan filed pursuant to Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls, Bruno Nieuwland and Judy Tan furnished pursuant to Exchange Act Rule 13a-14(b).

1

14.1
Consent of PricewaterhouseCoopers S.à r.l. to the incorporation by reference of their report dated March 31, 2004, except for Note 31, as to which the date is April 30, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).*
14.2
Consent of PricewaterhouseCoopers Interamérica, S. de R. L.—Honduras to the incorporation by reference of their report dated June 4, 2004, in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).
14.3
Consent of PricewaterhouseCoopers (Cambodia) Limited to the incorporation by reference of their report dated June 30, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).
14.4
Consent of BDO AUDITORES Y CONSULTORES, S.A. to the incorporation by reference of their report dated March 14, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).
14.5	Financial statements and notes thereto for Telefónica Celular, S.A. for its fiscal years ended December 31, 2001, 2002 and 2003.
14.6	Financial statements and notes thereto for CamGSM Company Limited for its fiscal years ended December 31, 2001, 2002 and 2003.
14.7	Financial statements and notes thereto for Comunicaciones Celulares S.A. for its fiscal years ended December 31, 2001, 2002 and 2003.

*
Previously filed with the Securities and Exchange Commission on the Company's Form 20-F on April 30, 2004 and herein incorporated by reference.

2

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated June 30, 2004
MILLICOM INTERNATIONAL CELLULAR S.A.
	By:	/s/ DANIEL JOHANNESON
		Name:	Daniel Johannesson
		Title:	Chairman
	By:	/s/ MARC BEULS
		Name:	Marc Beuls
		Title:	Chief Executive Officer

3

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A.*
2.1
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form F-4 (File No. 333-112948) filed on February 19, 2004).
2.2	Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.*
7.1	Explanation of the calculation of (loss) earnings per share.*
12.1	Certification of Marc Beuls filed pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-14(a).
12.2	Certification of Bruno Nieuwland filed pursuant to Exchange Act Rule 13a-14(a).
12.3	Certification of Judy Tan filed pursuant to Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls, Bruno Nieuwland and Judy Tan furnished pursuant to Exchange Act Rule 13a-14(b).
14.1
Consent of PricewaterhouseCoopers S.àr.l. to the incorporation by reference of their report dated March 31, 2004, except for Note 31, as to which the date is April 30, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).*
14.2
Consent of PricewaterhouseCoopers Interamérica, S. de R. L.—Honduras to the incorporation by reference of their report dated June 4, 2004, in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).
14.3
Consent of PricewaterhouseCoopers (Cambodia) Limited to the incorporation by reference of their report dated June 30, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).
14.4
Consent of BDO AUDITORES Y CONSULTORES, S.A. to the incorporation by reference of their report dated March 14, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4 (no. 333-112948).
14.5	Financial statements and notes thereto for Telefónica Celular, S.A. for its fiscal years ended December 31, 2001, 2002 and 2003.
14.6	Financial statements and notes thereto for CamGSM Company Limited for its fiscal years ended December 31, 2001, 2002 and 2003.
14.7	Financial statements and notes thereto for Comunicaciones Celulares S.A. for its fiscal years ended December 31, 2001, 2002 and 2003.

*
Previously filed with the Securities and Exchange Commission on the Company's Form 20-F on April 30, 2004 and herein incorporated by reference.

QuickLinks

  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
EXHIBIT INDEX