Form 20-F/A
period 2003-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2005-01-13
CIK 912958

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Item 17 ☐    Item 18 ☒

This amended annual report on Form 20-F/A has been filed by Millicom International Cellular S.A. (the "Company") to amend its annual report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 30, 2004 (as amended by Amendment No. 1 thereto filed on Form 20-F/A on June 30, 2004). This annual report shall not be deemed to modify or supersede any statement contained in any document filed or furnished by the Company with or to the SEC after April 30, 2004 and incorporated by reference into any registration statement or prospectus of the Company under the Securities Act of 1933, as amended.

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
Amounts in accordance with IFRS:
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

        In 1994, Comvik International Vietnam AB ("CIV"), in which we currently have an 80% interest, Investment AB Kinnevik, formerly Industriförvaltnings AB Kinnevik ("Kinnevik"), our largest shareholder and Vietnam Mobile Services Co. ("VMS"), a Vietnamese government owned company, entered into a Business Cooperation Contract ("BCC") to operate a nationwide cellular GSM system in Vietnam known as Mobifone. The BCC provides for, among other things, 50/50 revenue sharing between CIV and VMS. Our operation in Vietnam, which derives all of its revenue from the BCC, is our largest contributor to revenue. The BCC has a 10-year term from July 1, 1995. Upon its expiration on June 30, 2005, legal title to all equipment of the Vietnam operation contributed by ourselves will be transferred to VMS at a price of $1. Although we are currently in negotiations to extend the life of the BCC, we cannot assure you that the BCC will be extended on equivalent or satisfactory terms, or at all. If the BCC is not extended on equivalent or satisfactory terms, or at all, our results of operations and financial condition would be adversely affected. If the revenue sharing agreement is not extended or CIV is unable to maintain its operations in Vietnam through another agreement, its telecommunications services would cease on June 30, 2005. In such event, CIV would no longer generate any revenues from cellular operations in Vietnam. CIV's revenues for the year ended December 31, 2003 were $129,936,000 (20% of Millicom's total revenues) and operating profit was $51,292,000 (32% of Millicom's total operating profit). At present, all equipment recorded in CIV's financial statements will be fully amortized by July 1, 2005, at which date legal title to all equipment will be transferred to VMS at a price of $1.

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

        Kinnevik and subsidiaries, together with our management, the Stenbeck estate, and both the 1980 and 1985 Stenbeck Trusts, currently beneficially own 38% of the outstanding shares of our common stock. The Stenbeck estate is currently under administration in both Luxembourg and Sweden. Currently, five members of our eight person Board of Directors are independent. Kinnevik and its affiliates, having a significant ownership in Millicom, can exercise control over our management and affairs, including:

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

        Four MIC board members hold or held executive positions with Kinnevik, our largest shareholder. Cristina Stenbeck, a member of our Board of Directors, is also Vice Chairman of the Board of Directors of Kinnevik and subsidiaries. In addition, a number of our directors and executive officers hold executive positions with or are directors of Tele2 AB, a pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. Tele2 AB is controlled by Kinnevik and certain of its affiliates. These positions could create, or appear to create, potential conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for us, Kinnevik or Tele2 AB. These conflicts may ultimately be resolved in a manner that is unfavorable to us. Moreover, a portion of certain of our directors' and officers' time is spent on matters relating to Kinnevik and Tele2 AB, and not us. While it is the current expectation that we have the initial right to consider any telecommunications opportunity that arises in our markets, there is no contractual arrangement to this effect among us and Kinnevik or Tele2 AB and there can be no assurance that we would in fact receive such right of first refusal over any such business opportunity.

        Due to our insufficient equity, there is a risk we may be dissolved.

        Under Luxembourg company law, when companies have losses equal to or greater than half the amount of their subscribed share capital, a shareholders' meeting must be convened for the shareholders to determine whether or not to dissolve the company. At such shareholders' meeting a quorum of 50% of the shareholders must be present or represented to consider a resolution to liquidate the company. If there is no quorum at the initial shareholders' meeting, a second meeting must be convened at which no quorum is required. At the meeting, shareholders must decide on the continuation or dissolution of the company.

        As of December 31, 2002, we had losses equal to more than half our subscribed share capital. At the shareholders' meeting held on May 27, 2003, the shareholders voted to continue our operations. As of December 31, 2003, we had losses equal to more than half our subscribed share capital. At the shareholders' meeting held on July 7, 2004, the shareholders voted to continue our operations.

        We may have losses equal to or greater than half the amount of our subscribed share capital in future years. In such event, our shareholders may vote to dissolve the Company, in which case a liquidator would be appointed. Under Luxembourg law, such liquidator could be any person appointed by our shareholders, including for instance our board of directors. In the event that no liquidator is appointed, the Company's board of directors would be deemed to be the liquidator. The liquidator would be responsible to liquidate the Company in the best possible way. The realization of assets might be in the form of disposal of all of our business collectively, individual ventures, groups of ventures, licenses or any other type of liquidation intended to realize the best value for our shareholders. The realization of assets might in the case of dissolution and liquidation not achieve as high a value as could be obtained if disposed of in the normal course of business.

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

        We have operations in Iran and may exercise an option to acquire equity in an Iranian company, which could subject us to political and regulatory risk.

        In 2004, we entered into agreements with Rafsanjan Industrial Complex, an Iranian company, under which we will manage a cellular telephone network in Iran to be developed and owned by the Rafsanjan Industrial Complex. We are a non-U.S. company and current U.S. sanctions against doing business in Iran do not apply to us, although they would apply to any U.S. citizen or resident working for us. There have recently been discussions between the Government of Iran and representatives of the international community about Iran's nuclear research program and its potential application to nuclear weapons, and it is possible that in the future U.S. sanctions may be amended or extended, or new regulations may be introduced in the United States or the European Union or by other regulators, with the effect of prohibiting or adversely affecting our operations in Iran. Currently our only obligation in Iran is to provide management services to the Rafsanjan Industrial Complex, at a cost which is not expected to be material. We also have an option to acquire up to 47% of the equity in the Iranian company that will operate the network. If we were to exercise our option, we might acquire a substantial investment in Iran. Any amendment or new regulation prohibiting or adversely affecting our operations in Iran, or a dispute with the Rafsanjan Industrial Complex or the Iranian Government, could have a material affect on our results of operations.

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

        We currently have interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. As of December 31, 2003, the countries where we had cellular operations had a combined population of approximately 393 million people which were covered by our licenses (representing the number of people who could receive cellular services under the term of the license if the network covered the entire population). Our total subscribers reached 5.7 million (4.0 million on a proportional basis) as of December 31, 2003.

        As we have established an early presence in most of the markets in which we operate, we have been able to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. We operate primarily with prominent local business partners through companies, over which we typically exercise management control.

        Our markets are attractive for cellular services due to the low wireline and cellular penetration. Usage of cellular services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the high costs of such services and low levels of disposable income. We believe there is a significant opportunity for further growth of cellular services in our markets due to the reduction in the cost of providing cellular services to the consumer, and due to rising disposable personal income levels. For example, Vietnam and Pakistan, our two largest markets, had cellular penetration rates of only approximately 3% and 2%, respectively, as of December 31, 2003.

        We have achieved strong growth and operating profitability. For the year ended December 31, 2003, we generated revenues of $647.1 million and had net profit of $178.8 million, or a net loss of $80.1 million if gains and valuation movement on investment securities, fair value result on financial instruments and gain realized on debt exchange are excluded.

        As at December 31, 2003, we had total consolidated debt and other financing of $1,276,865,000. Our Bolivian subsidiary was in breach of debt covenants relating to indebtedness of $28,765,000.

        The continued improvement in the operating and financial performance of our ventures has allowed us to continue to upstream excess cash to MIC. During the years ended December 31, 2001 and 2002, we upstreamed $55.1 million and $96.7 million, respectively, of which $3.4 million and $8.8 million, respectively, was from divested operations. For the year ended December 31, 2003, we upstreamed $129.3 million from 14 of the 15 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment.

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

        Millicom's total consolidated indebtedness as of December 31, 2003 was $1,276,865,000 (including the embedded derivative on the 5% Mandatory Exchangeable Notes in an amount of $103,457,000) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $1,095,156,000. In 2003, we implemented a restructuring plan to improve our liquidity by reducing our debt service obligations. This plan substantially decreased our annual interest payments. Our annual interest expense for the years ended December 31, 2002 and 2003 were $186 million and $135 million, respectively. Our interest obligations of $15,490,000 per annum in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes, and which will be settled by their sale. In addition, of our consolidated indebtedness, $327,635,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and $103,457,000 to the embedded derivative on the 5% Mandatory Exchangeable Notes and in respect of which no repayment in cash is required.

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

        We operate primarily through ventures with prominent local business partners, over which we typically exercise management control. While the day-to-day management of our operations is the responsibility of the local management, which implements the decision of MIC's board of directors, the general manager and other key personnel of our operations are appointed by us or in co-operation with our partners. In addition, senior management of our operations also typically receive MIC stock options as part of their compensation and incentive packages.

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

  •
  MIC Latin America, MIC's cellular operations in Latin America, comprising Bolivia, El Salvador, Guatemala, Honduras and Paraguay.

  •
  MIC Africa, MIC's cellular operations in Africa, comprising Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

        As of December 31, 2003, we also had investments in high-speed cellular data services in Argentina, El Salvador, Paraguay, Peru and Cambodia.

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

Cellular Operations

        The following table shows certain information for each of MIC's cellular operations as at December 31, 2003.

Market	Ownership	Method of consolidation(1)	Start-Up Date	Technology(2)	Estimated Population of Area under License(3)	Cellular Penetration as of December 31, 2003(4)	Number of Subscribers as of December 31, 2003
	(percent)				(millions)	(percent)	(000's)
MIC Asia
Cambodia	58.4%	JV	1997	GSM	13.2	4.7	431.9
Lao People's Democratic Republic	78.0%	S	2003	GSM	6.0	2.4	17.4
Pakistan—Pakcom	61.3%	S	1990	TDMA/AMPS	—	—	491.0
Pakistan—Paktel	98.9%	S	1990	GSM/TDMA/AMPS	147.2	2.2	333.2
Sri Lanka	99.9%	S	1989	GSM/TACS	19.3	6.9	368.1
Vietnam(5)	80.0%	S	1995	GSM	81.6	3.3	1,035.6
MIC Latin America
Bolivia	100.0%	S	1991	TDMA/AMPS	8.7	14.3	334.3
El Salvador(6)	70.0%	S	1993	TDMA/AMPS	6.5	16.0	465.1
Guatemala	55.0%	JV	1990	TDMA/AMPS	13.8	13.5	596.1
Honduras	50.0%	JV	1996	CDMA/AMPS	6.8	5.2	351.3
Paraguay	96.0%	S	1992	TDMA/AMPS	6.1	21.5	605.0
MIC Africa
Ghana	100.0%	S	1992	GSM/TACS	20.8	3.8	117.8
Mauritius	50.0%	JV	1989	GSM	1.2	38.1	136.6
Senegal	75.0%	S	1999	GSM	11.0	7.1	206.5
Sierra Leone	70.0%	S	2001	GSM	5.9	1.6	31.7
Tanzania(8)	59.4%	JV	1994	GSM/TACS	33.2	2.8	168.9

Grand Total					387.3		5,690.5	(7)

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

(6)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and were deemed to have a 100% economic ownership in our operation in El Salvador, while MIC's legal ownership interest remained at 70% until the final settlement date of the acquisition price. Accordingly, we accounted for our operation in El Salvador as a 100% owned subsidiary since September 15, 2003. In December 2004, MIC settled the full acquisition price, bringing its legal ownership interest in the operation in El Salvador to 100%. See "Operating and Financial Review and Prospects—Results of Operations".

(7)
Proportional subscribers at December 31, 2003 were 4,025,577.

(8)
On February 5, 2004 MIC acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, MIC consolidates Millicom Tanzania Ltd as a subsidiary.

        The following table shows certain estimated information regarding MIC's competitive position in each of its markets as at December 31, 2003. This information was compiled based on data provided by EMC, an independent cellular market research firm. MIC believes that the reliability of this information is uncertain. MIC operates in developing economies and markets and believes that the data research available in these countries is not necessarily accurate, consistent or verifiable. Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of MIC in comparison to its competitors.

Estimated Range of Market Share Ranking at December 31, 2003(1)
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%	Less than 10%	Estimated Market Position at December 31, 2003(1)
MIC Asia
Cambodia	MIC	—	Cambodia Shinawatra CaSaCom	Camtel	1 of 4
Lao People's Democratic Republic	Lao Telecom	—	MIC	LAT ETL	2 of 4
Pakistan—Pakcom	PMCL	—	MIC(2) PTML	—	2 of 3
Pakistan—Paktel	PMCL	—	MIC(2) PTML	—	2 of 3
Sri Lanka	MTN Networks	—	MIC Mobitel	Lanka Cellular	2 of 4
Vietnam	Vinaphone	MIC	—	SLD Telecom SMTC	2 of 4
MIC Latin America
Bolivia	Movil de Entel	MIC	Nueva Tel	—	2 of 4
El Salvador	—	MIC	Telefonica Moviles CTE Telecom Personal Digicel	—	1 of 4
Guatemala	—	Sercom MIC	Consultora de Inversiones BSC Communicacion es y Cia	Telefonica Centroamerica	2 of 4
Honduras	MIC	—	—	Megatel de Honduras	1 of 2
Paraguay	—	MIC Nucleo	Hola Paraguay	HT Paraguay	1 of 4
MIC Africa
Ghana	Scancom	—	MIC One Touch	Kasapa	2 of 4
Mauritius	Cellplus	MIC	—	—	2 of 2
Senegal	Sonatel	MIC	—	—	2 of 2
Sierra Leone	Celtel	MIC	—	—	2 of 2
Tanzania	Vodacom	Celtel	MIC	Zanzibar Telecom	3 of 4

(1)
Based on number of subscribers. Source: EMC, an independent cellular market research firm.

(2)
Represents combined market position of Pakcom and Paktel.

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

(2)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and were deemed to have a 100% economic ownership in our operation in El Salvador, while MIC's legal ownership interest remained at 70% until the final settlement date of the acquisition price. Accordingly, we accounted for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. In December 2004 MIC settled the full acquisition price bringing its legal ownership interest in the operation in El Salvador to 100%. See "Operating and Financial Review and Prospects—Results of Operations".

(3)
On February 5, 2004 MIC acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, MIC fully consolidates Millicom Tanzania Ltd as a subsidiary.

        The following table presents, for the periods indicated, revenues for each of MIC's cellular operations. These figures do not include MIC's non-cellular operations.

		Revenues
Market	Method of consolidation(1)
		2003	2002	2001
		(in thousands of U.S. dollars)
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

(3)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and were deemed to have a 100% economic ownership in our operation in El Salvador, while MIC's legal ownership interest remained at 70% until the final settlement date of the acquisition price. Accordingly, we accounted for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. In December 2004 MIC settled the full acquisition price bringing its legal ownership interest in the operation in El Salvador to 100%. See "Operating and Financial Review and Prospects—Results of Operations".

(4)
On February 5, 2004 MIC acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, MIC consolidates Millicom Tanzania Ltd as a subsidiary.

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

  •
  Delivering profitable growth. One of our key strengths is our ability to grow our businesses while enhancing our operating profitability. As the first or second operator in most of the markets in which we have ventures, we have typically been able to acquire our licenses at low cost with minimum build-out requirements. We have consistently achieved strong subscriber growth while decreasing subscriber acquisition costs through the creation of well known, perceived price leading brands. Additionally, we have developed an extensive distribution network at low cost that provides our customers with broad service coverage, further leveraging our strong brand names in most of our operations. The use of handset subsidies is not part of our prepaid strategy.

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

  •
  Benefit from our migration to the GSM standard in certain of our markets. Our Asian and African businesses are GSM-based. In Pakistan, GSM is currently being rolled out to our customers. In Latin America, we introduced GSM systems (including SMS) in Paraguay, Guatemala, Honduras and El Salvador in 2004. The equipment costs relating to GSM have decreased significantly over the last few years. We believe that GSM will increase our revenues and returns by enabling us to introduce new value-added services and roaming services while lowering our infrastructure and maintenance costs. GSM also offers our customers greater choice of handsets at a lower cost with improved functionality.

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

        We currently have an 80% equity interest in Comvik International (Vietnam) AB ("CIV"), which has entered into a business cooperation contract ("BCC") to operate a nationwide cellular GSM network in Vietnam known as Mobifone. The remaining 20% interest in CIV is held by our private business partner, Mr. M.A. Zaman, who serves as a senior vice president of MIC. Service commenced in July 1995 and covers all provinces, including the important cities of Hanoi, Ho Chi Minh City and Da Nang. Mobifone operates a digital network based upon the GSM standard. As of December 31, 2003, Mobifone's network consisted of 672 cell sites covering approximately 29.4% of the population.

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

        Pakistan is our largest market in terms of population. We have two distinct cellular operations in Pakistan, Pakcom Limited ("Pakcom") which we formed in 1990, and Paktel Limited ("Paktel"), which we acquired in November 2000. We manage these operations separately, addressing different market segments with different brands. We have consolidated our support and infrastructure functions to take advantage of available synergies. Following Paktel's receipt of a GSM license and the allocation of the necessary frequency, in the near term, growth is expected in our cellular operation in Paktel. Subject to our agreement with the other shareholders, we expect to reduce our current ownership interest in Paktel and increase our current ownership interest in Pakcom to 70% in each. In April 2004, the Pakistan government issued two new 15-year licenses with frequencies of 13.6 MHz to two new entrants, Telenor and Space Telecom, by public auction for $291 million each.

  Pakistan—Pakcom

        We have a 61.3% equity interest in Pakcom. MIC's partners in Pakcom are Grand Canyon Corporation, Arfeen International and members of the Arfeen family, which together own 38.7% of the equity.

        In early 1990, Pakcom was granted a license to operate a cellular telephone network throughout Pakistan. In 1999, Pakcom received regulatory approval to operate digital services under its existing license. Pakcom's license expires in April 2005 and is renewable thereafter. In April 2004, the government issued two new 15 year licenses with frequencies of 13.6 MHZ to two new entrants, Telenor and Space Telecom, by public auction for $291 million each. Pakcom has obtained a letter from the Pakistan Telecommunications Authority ("PTA") stating its intention to renew Pakcom's licenses subject to certain conditions, including the payment of renewal fees and the application to the renewed license of the same terms and conditions that apply to new licenses issued through open bids, including the dates of issuance and expiry of the license. MIC estimates that it will be required to pay a maximum of $291 million as part of the renewal process. The payment terms of the renewal fees are currently under negotiation. Pakcom currently pays a royalty to the Pakistan Telecommunications Authority at the rate of 1.5% of gross sales revenues (net of leased circuit and public switched telephone network charges paid to Pakistan Telecommunications Company Limited ("PTCL")), which is payable quarterly in arrears.

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

  Pakistan—Paktel

        We have a 98.9% equity interest in Paktel, which we acquired in November 2000. Paktel launched commercial service in 1990. In April 2001, Paktel commenced offering prepaid services under the brand name Tango. As of June 30, 2004, Paktel's network consisted of 200 cell sites, covering approximately 45% of the population.

        Paktel was granted a license in early 1990 to operate a cellular telephone network throughout Pakistan. In October 2002, Paktel was granted a modification to its license, allowing it to operate a GSM network. The Frequency Allocation Board of Pakistan awarded Paktel the necessary frequency.

        On October 25, 2004, MIC's subsidiary in Pakistan, Paktel, signed agreements with the Pakistan Regulator to operate its GSM network with immediate effect and to renew its license for 15 years from October 23, 2004 for a license fee of $291,000,000. Paktel and the PTA have agreed deferred payment terms under which 50% of the license fee will be paid in installments over the first three years of the license. The second 50% of the license fee will be payable in ten yearly payments from 2008 through to 2017. Payments already made by Paktel for the GSM migration since 2002, totaling approximately $14 million, will be treated as payments towards Paktel's new license fee. Paktel has been awarded additional 1800 spectrum, increasing its total spectrum for its GSM network from 10MHz to 13.6MHz. The agreement followed an earlier failure by the Pakistan Regulator to comply with an agreement to operate Paktel's GSM network.

        Paktel pays a royalty to the PTA at the rate of 1.5% of gross revenues (net of leased circuit and public switched telephone network charges paid to Pakistan Telecommunications Company Limited), which is payable in arrears.

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

        We have a 58.4% equity interest in CamGSM Company Limited ("CamGSM"). The remaining 41.6% of CamGSM is owned by a Cambodian company, Royal Group of Companies Ltd ("RGC") (38.5%) and a private business partner, Mr. M.A. Zaman (3.1%), who serves as a senior vice president of MIC. MIC and RGC entered into a joint agreement in November 1997 to operate a GSM mobile cellular telephony network throughout Cambodia. Pursuant to this agreement, MIC and RGC appoint four and three directors, respectively, and one director as Chairman and Vice-Chairman, respectively, of CamGSM. The board decides major issues such as approving the annual business plan, approving any distribution of profits, the employment of senior officers, and termination and liquidation of CamGSM, subject to shareholder approval. RGC is responsible for the provision of business facilities and assisting the joint venture in obtaining government licenses and approvals. MIC is entitled to a 62.3% profit distribution with 34.4% to RGC and 3.3% to Mr. M.A. Zaman, respectively. Because the shareholders' meeting requires minority shareholder participation, and because the board meeting requires the participation of the board representative of the minority shareholder, the minority shareholder can effectively block the vote at both the shareholders' and board meetings by not participating in the meeting. MIC therefore accounts for this operation as a joint venture.

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

        In addition to our cellular telephony operation, since November 2000, we also operate an international gateway in Cambodia, under the name Royal Telecam International Limited ("Telecam"), facilitating both incoming and outgoing international traffic. The license is for 25 years from November 2000, subject to renewal for an additional five-year period. MIC owns 57% of Telecam with the remaining 40% owned by a Cambodian company and 3% held by our private business partner, Mr. M.A. Zaman, who serves as a senior vice president of MIC. The license fee is 51% of gross revenues, net of interconnection and accounting/settlement rates. Telecam's joint venture arrangements are similar to those of CamGSM. MIC accounts for its operations in Cambodia as a joint venture.

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

        Following the restructuring of our holding in 2004, we now have a 74% equity interest in Millicom Lao Co. Ltd. ("Millicom Lao"), an operation providing telephone service in Lao People's Democratic Republic ("Laos"). The Laotian Ministry of Communications, Posts, Transports and Construction ("MCPTC") owns 22% of Millicom Lao. Mr. Zaman, a private business partner and senior executive vice-president of MIC owns 4% of Millicom Lao.

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

        On September 15, 2003, MIC's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price is guaranteed by MIC. During this period Telemóvil has an ownership interest in 30% of its own shares, while the record title remains with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, MIC regained control and began consolidating Telemóvil at 100% since September 15, 2003. The legal ownership interest of MIC remained at 70% until the final settlement date. In December 2004, MIC settled the full acquisition price, bringing its legal ownership interest in the operation in El Salvador to 100%.

        Telemóvil's license contract was signed in September 1991 for a 15-year period. The license is automatically renewable for successive five-year periods after the initial 15-year period in the absence of default by Telemóvil under the license conditions. On December 3, 2004, Telemóvil extended its cellular licence in El Salvador. This licence which was due for renewal in 2006 will now expire in 2018.

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

        As of December 31, 2003, we had a 59.4% equity interest in MIC Tanzania Limited ("MIC Tanzania"). Our joint venture partners are Ultimate Communications Ltd., a private Tanzanian company, and a government entity. In February 2004, MIC acquired an additional 25% equity interest in MIC Tanzania from The Tanzanian State.

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

        Millicom (Ghana) Ltd, operating under the trade name "Mobitel", currently has a license to operate analog cellular services throughout Ghana. In addition, in 2002 Mobitel obtained a license to operate GSM cellular services throughout the country. In December 2004, the government of Ghana and the country's telecommunications operators signed new license agreements. Our new license has a term of 15 years, and is renewable at expiration for 10 years. The license fee amounts to $22.5 million and is payable over 6 years. In 2001 we paid a frequency charge that was determined retrospectively.

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

        Tele2 AB is listed on the Stockholm Stock Exchange under TEL2A and TEL2B, and on the NASDAQ Stock Market under TLTOA and TLTOB.

        As at December 31, 2003, the Company held 6.1% (2002: 6.8%) of Tele2 AB with a market value of $479,040,000 (2002: $265,571,000).

Argentina

        In 1998, MIC obtained a license to provide fixed wireless data, Internet access and fixed telephony services in Argentina. Millicom Argentina SA ("Millicom Argentina"), in which MIC has a 65% equity interest, launched services in May 2000. The license covers the six largest cities in Argentina, covering approximately 90% of the urban population. Millicom Argentina is focused on providing Internet access and communications for bandwidth intensive applications such as high-speed data transmission and Internet access to small, medium and large sized businesses and home office workers. MIC sold its 65% equity interest in Millicom Argentina on September 22, 2004.

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

        We intend to exit these businesses.

Management Contracts

        In the fourth quarter of 2003 and the first quarter of 2004, MIC entered into a management agreement and an option agreement with the Rafsanjan Industrial Complex ("RIC") in Iran. Pursuant to the management agreement, MIC will provide management services for a network to be developed and owned by RIC under a build, operate and transfer agreement between RIC and the Telecommunications Company of Iran ("TCI"), an entity controlled by the Iranian Government. Under the build, operate and transfer agreement, RIC will build and operate an Iran-wide GSM network for 2 million prepaid customers. During an agreed period which commences on February 9, 2005 and expires on February 9, 2015, RIC will pay a majority of revenues generated by the network to TCI. At the end of the agreed period, ownership of the network will be transferred to TCI without charge. MIC will be paid for its management services by receiving 2.2% of the gross revenues generated by the network, subject for periods beginning from February 9, 2007 to a minimum annual payment of $8 million per year. Pursuant to the option agreement, MIC has an option to acquire from RIC up to 47% before February 9, 2007, and up to 30% between February 9, 2007 and February 9, 2009 (up to a total maximum of 47%) of the equity ownership of the company that will operate the network at book value.

Other licenses

        MIC has been actively pursuing further licenses in countries where it has existing cellular networks and strong brand recognition. A fixed wireless license has also been awarded in Venezuela. We do not intend to commence providing services in Venezuela.

Organizational Structure

        Below is a list of MIC's significant subsidiaries and joint ventures as of December 31, 2004, including the name, country of incorporation or residence and proportion of ownership interest.

Name	Country of residence	Proportion of ownership interest
Cam GSM Company Limited	Cambodia	58.4%
Royal Telecam International Limited	Cambodia	57.0%
Millicom Lao Co. Ltd.	Lao People's Democratic Republic	74.1%
Pakcom Limited	Pakistan	61.3%
Paktel Limited	Pakistan	98.9%
Celltel Lanka Limited	Sri Lanka	99.9%
Comvik International (Vietnam) AB	Vietnam	80.0%
Telefonica Celular de Bolivia SA	Bolivia	100.0%
Telemóvil El Salvador SA	El Salvador	100.0%
Comunicaciones Celulares SA	Guatemala	55.0%
Telefónica Cellular SA	Honduras	50.0%
Telefonica Celular del Paraguay SA	Paraguay	96.0%
Millicom Peru SA	Peru	100.0%
Millicom (Ghana) Limited	Ghana	100.0%
Emtel Limited	Mauritius	50.0%
Sentel GSM	Senegal	75.0%
Millicom (SL) Limited	Sierra Leone	70.0%
MIC Tanzania Limited	Tanzania	84.4%

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

        We derive our revenue from the provision of telecom services (such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees and other telecommunications services), connection fees and equipment sales. In addition, in Vietnam, we derive our revenue through a revenue sharing agreement with a Vietnamese government owned entity that also generates its revenues from the above-described revenue.

        The revenue from the provision of telecom services increased from $581.3 million in 2002 to $621.7 million in 2003. This was due to a combination of factors. Firstly, the subscriber base in continuing operations continued to grow. Secondly, the total number of minutes of airtime increased. However, airtime per subscriber decreased as the proportion of prepaid subscribers, whose usage and airtime tends to be lower than that of postpaid subscribers, increased. Thirdly, the average price per minute decreased in 2003. Connection revenues increased from $7.9 million in 2002 to $10.2 million in 2003 due to the increase in the number of new subscribers, though in some cases connection fees were reduced to zero as a spur to subscriber growth. Revenues from equipment sales remained constant at approximately $15 million.

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

Effect of Tele 2 AB shares

        Our net profit (loss) has experienced significant fluctuations in recent years. This fluctuation resulted primarily from gains or losses in the market price valuation of Tele 2 AB series B shares that we hold or disposed of in recent years. See Note 8 of the "Notes to the Consolidated Financial Statements" for information on MIC's holdings and dispositions of Tele 2 AB series B shares. The variation in the share price of the Tele 2 AB series B shares held by MIC is recorded under the caption "gain (loss) and valuation movement on investment securities." The Tele 2 AB shares are listed on Nasdaq and Stockholmsborsen and have a history of high volatility. Accordingly, we do not believe it is possible to estimate any trend in the future price of the Tele 2 AB shares.

        On August 7, 2003, Millicom Telecommunications S.A., MIC's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes which are exchangeable into a maximum of 8,968,400 Tele2 AB series B shares. Millicom Telecommunications S.A. could retain up to 30% of the increase in value of the Tele2 AB series B shares over the designated reference price of SEK 285 per share. Unless otherwise previously redeemed and exchanged or purchased and cancelled, each 5% Mandatory Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications S.A. on August 7, 2006.

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The variation in the value of the embedded derivative is recorded under the caption "fair value movement on financial instruments." The embedded derivative, which reflects MIC's limited right to participate in the increase in value of the Tele2 AB series B shares, is recorded at fair value, taking into account time and volatility factors. Because the Tele 2 AB series B share price is a primary determinant in the value of the embedded derivative, any valuation movement on the Tele2 share price will be partially offset by a corresponding movement in the value of the embedded derivative.

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

        Millicom's total consolidated indebtedness as of December 31, 2003 was $1,276,865,000 (including the embedded derivative on the 5% Mandatory Exchangeable Notes for an amount of $103,457,000) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and current time deposits) was $1,095,156,000. Of such indebtedness, $327,635,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and $103,457,000 to the embedded derivative on the 5% Mandatory Exchangeable Notes and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes. To date, our restructuring plan has enhanced our balance sheet and significantly improved our liquidity levels by reducing our debt service obligations.

El Salvador operations

        On September 15, 2003, MIC's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provided for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million were paid in cash at the closing of the transaction. The payment of the acquisition price was guaranteed by MIC. During this period Telemóvil had an ownership interest in 30% of its own shares, while the record title remained with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, MIC regained control and began consolidating Telemóvil at 100% since September 15, 2003. In December 2004, MIC settled the full acquisition price bringing its legal ownership interest to 100%. Telemóvil's license contract was signed in September 1991 for a 15-year period. In December 2004, Telemóvil extended its cellular license in El Salvador. This license which was due for renewal in 2006 will now expire in 2018.

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

Risk of Liquidation

        Under Luxembourg company law, when companies have losses equal to or greater than half the amount of their subscribed share capital, a shareholders' meeting must be convened for the shareholders to determine whether or not to liquidate the company. As of December 31, 2002, we had losses equal to more than half our subscribed share capital. At the shareholders' meeting held on May 27, 2003, the shareholders voted to continue our operations. As of December 31, 2003, we had losses equal to more than half our subscribed share capital. At the shareholders' meeting held on July 7, 2004, the shareholders voted to continue our operations.

        We may have losses equal to or greater than half the amount of our subscribed share capital in future years. In such event, our shareholders may vote to dissolve the Company, in which case a liquidator would be appointed. Under Luxembourg law, such liquidator could be any person appointed by our shareholders, including for instance our board of directors. In the event that no liquidator is appointed, the Company's board of directors would be deemed to be the liquidator. The liquidator would be responsible to liquidate the Company in the best possible way. The realization of assets might be in the form of disposal of all of our business collectively, individual ventures, groups of ventures, licenses or any other type of liquidation intended to realize the best value for our shareholders. The realization of assets might in the case of dissolution and liquidation not achieve as high a value as could be obtained if disposed of in the normal course of business.

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

        On September 15, 2003, MIC's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price was guaranteed by MIC. During this period Telemóvil had an ownership interest in 30% of its own shares, while the record title remained with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, MIC regained control and began consolidating Telemóvil at 100% since September 15, 2003. In December 2004, MIC settled the full acquisition price bringing its legal ownership interest to 100%.

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

        Net profit (loss) for the year.    The net profit for the year ended December 31, 2003 was $178,823,000 compared to a loss of $385,143,000 for the year ended December 31, 2002. This improvement was mainly as a result of the gain (loss) and valuation movement on investment securities (relating mainly to the change in market price of our holding of Tele2 AB shares), which was a gain of

$246,760,000 in 2003 compared to a loss of $299,963,000 in 2002. The increase in revenue in 2003 and subsequent improved operating profit also had an impact on improving net profit from 2002 to 2003.

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

        Net loss for the year.    The net loss for the year ended December 31, 2002 was $385,143,000 compared to $138,053,000 in 2001. The increase was mainly a result of loss and valuation movement on investment securities (mainly relating to the loss on sale and change in market price of the Tele2 AB shares) which was $299,963,000 in 2002 compared to $15,931,000 in 2001. This was partly offset by increased gain on sale of subsidiaries and joint ventures, which was $88,814,000 in 2002 compared to $35,047,000 in 2001.

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

        In the first quarter of 2004 we changed our segmental reporting to reflect the five operational clusters in our group. These are South East Asia, South Asia, Central America, South America and Africa.

Liquidity and Capital Resources

    Overview

        We believe our working capital is sufficient for our present requirements.

        As at December 31, 2002, on a consolidated basis, we had total outstanding debt and other financing of $1,228,575,000 (including the embedded derivative on the 5% Mandatory Exchangeable Notes in an amount of $103,457,000) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $1,095,156,000. Of the total indebtedness of the combined ventures, $189,395,000 represented indebtedness secured by pledged assets, letters of credit or MIC guarantees.

        As at December 31, 2003, we had a total consolidated outstanding debt and other financing of $1,276,865,000. As discussed below, our Bolivian subsidiary, Telecel, entered into refinancing agreements in October and December of 2004 with respect to certain financing agreements that are guaranteed by MIC. Prior to reaching agreement on these refinancings, Telecel had been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances had been re-classified as short-term financing. As of December 31, 2003, the principal amount outstanding under these financing agreements was $28,765,000 (which represents approximately 2.5% of total consolidated indebtedness).

        A number of liquidity concerns prompted MIC to take certain restructuring initiatives in 2003. The main liquidity concerns were:

  •
  the service costs of our 13.5% Senior Subordinated Notes which would have required payments in 2003 of approximately $124 million;

  •
  the service costs of the 14.5% Colombian high yield debt which would have required the payment of approximately $9.8 million; and

  •
  the operating losses in certain operations.

        Because of these liquidity concerns, we implemented a restructuring plan in 2003 to reduce our debt service obligations. This plan substantially decreased our annual interest payments. Our annual interest expense for the years ended December 31, 2002 and 2003 were $186 million and $135 million, respectively.

        Our interest obligations of $15,490,000 per annum in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes, and which will be settled by their sale. STRIPS are securities issued by the Department of the Treasury backed by the credit of the United States of America that represent either interest components or principal components stripped from underlying U.S. treasury obligations under the program of the Department of the Treasury called Separate Trading of Registered Interest and Principal Securities (STRIPS).

        In addition, of our consolidated indebtedness, $327,635,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and $103,457,000 to the embedded derivative on the 5% Mandatory Exchangeable Notes and in respect of which no repayment in cash is required.

        The restructuring program resulted in the debt restructuring described in "Operating and Financial Review and Prospects—Overview—Debt Restructuring Plan" and the sale of certain assets described in the section "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investments, Capital Expenditures and Divestments".

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

        The 2% Senior Convertible PIK Notes were convertible at any time into MIC common stock at a conversion price of $2.69 per share ($10.75 before the February 2004 stock split). On April 26, 2004 MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the 2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004. Following these conversions, the total number of outstanding MIC shares is 89,638,927 shares with a par value of $1.50 each.

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

        As of December 31, 2003, Telecel, our Bolivian subsidiary, was in breach of debt covenants under financing agreements signed by Telecel and guaranteed by MIC. As of December 31, 2003, the principal amount outstanding under these financing agreements was $28,765,000.

        On October 7, 2004 and October 15, 2004, respectively, Telefónica Celular de Bolivia SA ("Telecel") entered into refinancing agreements with the International Finance Corporation ("IFC") and the Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden, N.V. ("FMO"), also known as the Netherlands Development Finance Company, relating to financing agreements having an original principal amount of $25,000,000 with IFC and $10,000,000 with FMO. In addition, as at December 2, 2004, Telecel reached agreement with Bayerische Landesbank Girozentrale ("Bayerische") relating to a financing agreement in the original principal amount of approximately $10,000,000. All three of these financings are guaranteed by MIC. Prior to reaching agreement on these refinancings, Telecel had been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances had been re-classified as short-term financing.

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

    Investments, Capital Expenditures and Divestments

        Investments.    As noted above in "Information on the Company—Strategy" we will continue to invest in our existing cellular ventures, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in our ventures and access to upstreamed cash through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines where the investment offers group-wide synergy potential. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies and centralized negotiation of financings and supply contracts for network and subscriber equipment.

        In September 2003, MIC's operation in El Salvador, Telemovil, entered into a share purchase agreement (the "Agreement") with the minority shareholders of Telemovil. The Agreement provides for the acquisition by Telemovil of 30% of its own shares for a consideration of $70,000,000 payable over a period of a maximum of 6 years and an annual dividend premium of $1,000,000, with a corresponding net present value of $67,371,000. Of this amount $16,000,000 was paid by Telemovil in cash at the closing of the transaction. The remaining payments of the acquisition price are guaranteed by MIC. Based on this agreement, MIC regained control and began reconsolidating Telemovil at 100% from September 15, 2003.

        In 2003, due to the agreed cancellation of shares in the entity, MIC increased its holding in its operation in Tanzania from 57% to 59.4%.

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

Operational financing

  Bolivia

        Telecel financed the expansion and further digitalization of its cellular network and refinanced existing debt by borrowings under:

  •
  a loan agreement dated June 1, 2001 with the IFC. The loan agreement provides for facilities of up to $25,000,000 and is comprised of three term loan facilities, which we refer to as the A Loan, the B Loan and the C Loan. The A Loan was in the amount of $10,000,000, the B Loan was in the amount of $10,000,000 and the C Loan was in the amount of $5,000,000. The C Loan is subordinate and junior in right of payment to the senior debt of Telecel, including the A Loan and the B Loan. Telecel borrowed the full amount under each loan. Each loan bears interest at LIBOR plus 3.00%. Certain additional interest amounts are payable in respect of the C Loan. Payments of principal and interest in respect of the A Loan, as amended in a letter dated October 7, 2004, are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2007. Payments of principal and interest in respect of the B Loan are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2006. Payments of principal and interest in respect of the C Loan are repayable on December 15, 2007. The loan agreement contains financial covenants, including covenants to maintain minimum ratios of senior debt to EBITDA, long-term debt to debt service coverage and senior debt to equity.

  •
  a loan agreement dated June 11, 2001 with the FMO. The loan agreement provides for facilities of up to $10,000,000. The loan bears interest at LIBOR plus 3.0%. In September 2003, Telecel and FMO entered into an amendment to this agreement whereby the interest charged for the period between April 1, 2002 and June 16, 2003 and for the period beginning June 17, 2003 was increased by .75% and 2.00%, respectively. Payments of principal and interest in respect of the loan, as amended further to a letter dated October 15, 2004, are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2006. The loan agreement contains the same covenants to maintain certain financial ratios as the loan with the IFC.

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

        On October 7, 2004 and October 15, 2004, respectively, Telefónica Celular de Bolivia SA ("Telecel") entered into refinancing agreements with the International Finance Corporation ("IFC") and the Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden, N.V. ("FMO"), also known as the Netherlands Development Finance Company, relating to financing agreements having an original principal amount of $25,000,000 with IFC and $10,000,000 with FMO. In addition, as at December 2, 2004, Telecel reached agreement with Bayerische Landesbank Girozentrale ("Bayerische") relating to a financing agreement in the original principal amount of approximately $10,000,000. All three of these financings are guaranteed by MIC. Prior to reaching agreement on these refinancings, Telecel had been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances had been re-classified as short-term financing.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

        MIC's directors are as follows:

Name	Position	Year Appointed	Date of Expiration of Term
Vigo Carlund	Member	2002	May 2005
Donna Cordner	Member	2004	May 2005
Ernest Cravatte	Member	2003	May 2005
Lars-Johan Jarnheimer	Member	2001	May 2005
Daniel Johannesson	Chairman	2003	May 2005
Raymond Kirsch	Member	1994	May 2005
Michel Massart	Member	2003	May 2005
Cristina Stenbeck	Member	2003	May 2005

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

        Donna Cordner, non-executive member, is the former Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior managment positions at Société Générale and ABN AMRO Bank N.V. in U.S. and Europe, including as the Director of ABN's Latin America Telecommunications Project Finance and Advisory Group. Mrs. Cordner is currently CEO of HOFKAM Limited, which is the largest rural microfinance company in Uganda.

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

Remuneration to the Board of Directors and senior executives

Principles

        Remuneration of the President & Chief Executive Officer and other senior management comprises an annual base salary, bonus, stock options and other benefits. Other senior management includes the Chief Operating Officer, the Executive Vice President-Operations, the Chief Financial Controller and the Chief of Finance-Global Operations. The bonus and stock options programmes are based on actual performance (including individual and Company performance). Bonuses can range between 20% and 75% of the annual base salary. Options are granted once a year by the Board of Directors. The remuneration of the CEO is approved by the Chairman of the Board of Directors, and the remuneration of senior executives is set by the CEO.

        The aggregate amount of compensation charge of the Company during 2003 was $96,000 to the Chairman of the Board of Directors of the Company and $200,000 to other members of the Board of Directors of the Company. The remuneration charge of the President and Chief Executive Officer of the Company during 2003 was $1,775,758 of which bonus amounted to $606,250. The remuneration charge to the other members of the senior management of the Company during 2003 was a total of $1,792,467 of which bonus amounted to $474,750 and other benefits of $272,466. The pension insurance cost of the President and Chief Executive Officer for 2003 amounts to $1,636,000 of which $1,326,000 relates to adjustments for prior years. The estimated pension cost for 2003 amounts to $310,000. No pension arrangement exists for any other member of the senior management. In addition to the above described compensation, 947,992 of stock options were granted in 2003 to directors and senior management.

Pension and severance payments

        Future contributions to the pension insurance of the CEO are based on a yearly contribution paid to a third party insurance company. The yearly contribution is based on the projected entitlement at the time of retirement and is based on an average of the annual base salary of previous years and length of service with the Company.

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

	Common Stock		Total number of options(2)	Of which Options granted in 2003
Chairman of the Board of Directors	545,396		633,992	34,000
Other members of the Board of Directors	5,566,992	(1)	368,656	102,000
CEO	65,144		1,706,660	600,000
Other members of the senior management	140,000		625,040	211,992

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The following table sets forth certain information known to MIC as of December 31, 2004, unless indicated, with respect to beneficial ownership of the MIC Common Stock, with a par value of $1.50 each (after the stock split in February 2004), by (i) each person who beneficially owns more than 5% of the MIC Common Stock and (ii) significant related parties to MIC. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed below have the same voting rights as all other holders of MIC Common Stock. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of stock options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Shareholder	Amount of Shares	Percentage

Investment AB Kinnevik(1)(2)	35,142,535	35.7%
The 1980 Stenbeck Trust(3)	2,032,932	2.1%
The 1985 Stenbeck Trust(3)	102,472	0.1%

(1)
Includes shares held by Investment AB Kinnevik and subsidiaries. On July 28, 2004, Invik & Co. AB ("Invik") and Industriförvaltnings AB Kinnevik ("Kinnevik") completed a statutory merger under the Swedish Companies Act. Pursuant to the plan of merger, shareholders of Kinnevik received newly issued shares of Invik and cross-ownerships of share capital between Invik and Kinnevik were dissolved. The name of the new merged entity was changed into Investment AB Kinnevik.

(2)
Mr. Jan H. Stenbeck was the chairman of the board of Kinnevik and Invik. The estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate. The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of Mr. Stenbeck's estate of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate. As of August 31, 2004, the estate of Mr. Stenbeck owned 3.56% of the share capital and had 13.9% of the voting rights of Investment AB Kinnevik.

(3)
The 1980 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the wife and children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the MIC Common Stock held by the 1980 Stenbeck Trust is vested in the trustees. The trustees of the 1980 Stenbeck Trust are Leonard Gubar, Henry Guy and David Marcus. The trustees have disclaimed beneficial ownership of the shares owned by the 1980 Stenbeck Trust.

The
1985 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the MIC Common Stock held by the 1985 Stenbeck Trust is vested in the trustees. The trustees of the 1985 Stenbeck Trust are Leonard Gubar and Henry Guy. The trustees have disclaimed beneficial ownership of the shares owned by the 1985 Stenbeck Trust.

Related Party Transactions

        From time to time, MIC has allowed its senior management to participate in its ventures. A number of participations and options are held by managers. In MIC's operations in Vietnam,

Mr. M.A. Zaman, a senior vice president of MIC, owns 20% of Comvik International (Vietnam) AB. In MIC's operations in Cambodia, Mr. Zaman owns 3.1% of CamGSM Company Limited and 3% of Royal Telecam International Limited. In Laos, Mr. Zaman owns 4% of Millicom Laos. Mr. Zaman holds the right to acquire an equity ownership in certain countries in the event he is able to obtain a license for MIC. Share options totaling 1% of the outstanding share capital in Millicom International BV are held by Marc Beuls, Chief Executive Officer of MIC. From January 1, 2003 until August 31, 2004, MIC granted no participation in its ventures to senior management.

  Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik, formerly Industriförvaltnings AB Kinnevik ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2003, Kinnevik owned approximately 35.2% of MIC.

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

 PART II

ITEM 15.    CONTROLS AND PROCEDURES

        As of December 31, 2003, the Company, under the supervision and with the participation of the Company's management, including the Chief Executive Officer, the Chief Financial Controller and the Chief of Finance—Global Operations, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures. The Company's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Company's Chief Executive Officer, Chief Financial Controller and Chief of Finance—Global Operations concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms.

        There has been no change in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

 PART III

ITEM 18.    FINANCIAL STATEMENTS

        See pages F-1 through F-86.

ITEM 19.    EXHIBITS

1.1	Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A.*
2.1
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form F-4 (File No. 333-112948) filed on February 19, 2004).
2.2	Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.*
4.1	Business Co-Operation Contract dated June 2, 1994 as amended among Vietnam Mobile Services Co., Industriforvaltnings AB Kinnevik and Comvik International Vietnam AB.
7.1	Explanation of the calculation of (loss) earnings per share.*
12.1	Certification of Marc Beuls filed pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-14(a).
12.2	Certification of Bruno Nieuwland filed pursuant to Exchange Act Rule 13a-14(a).
12.3	Certification of Judy Tan filed pursuant to Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls, Bruno Nieuwland and Judy Tan furnished pursuant to Exchange Act Rule 13a-14(b).
14.1
Consent of PricewaterhouseCoopers S.àr.l. to the incorporation by reference of their report dated March 31, 2004, except for Note 31, as to which the date is April 30, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4/A File No. 333-112948.
14.2
Consent of PricewaterhouseCoopers Interamérica, S. de R. L.—Honduras to the incorporation by reference of their report dated June 4, 2004, in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4/A no. 333-112948.
14.3
Consent of PricewaterhouseCoopers (Cambodia) Limited to the incorporation by reference of their report dated June 30, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4/A no. 333-112948.
14.4
Consent of BDO AUDITORES Y CONSULTORES, S.A. to the incorporation by reference of their report dated March 14, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4/A no. 333-112948.
14.5	Financial statements and notes thereto for Telefónica Celular, S.A. for its fiscal years ended December 31, 2001, 2002 and 2003.†
14.6	Financial statements and notes thereto for CamGSM Company Limited for its fiscal years ended December 31, 2001, 2002 and 2003.†
14.7	Financial statements and notes thereto for Comunicaciones Celulares S.A. for its fiscal years ended December 31, 2001, 2002 and 2003.†

*
Previously filed with the Securities and Exchange Commission on the Company's Form 20-F on April 30, 2004 and herein incorporated by reference.

†
Previously filed with the Securities and Exchange Commission on the Company's Form 20-F/A Amendment No. 1 on June 30, 2004 and herein incorporated by reference.

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

	Notes	2003	2002	2001
		US$ '000	US$ '000	US$ '000
Revenues	20	647,104	605,186	644,570
Cost of sales	20,22	(258,002)	(259,530)	(274,591)

GROSS PROFIT		389,102	345,656	369,979
Sales and marketing		(87,575)	(80,941)	(95,463)
General and administrative expenses	22	(108,449)	(186,491)	(181,764)
Gain from sale of subsidiaries and joint ventures, net	22	2,213	88,814	35,047
Other operating expenses	4,22	(32,776)	(44,725)	(35,013)

OPERATING PROFIT		162,515	122,313	92,786
Gain (loss) and valuation movement on investment in securities	8,9	246,760	(299,963)	(15,931)
Interest expense	18	(135,172)	(185,959)	(209,912)
Interest income		4,836	12,726	22,768
Other financial income	18,23	96,748	42,247	11,596
Fair value result on financial instruments	10,18	(84,578)	(7,858)	(9,914)
Exchange loss, net	18	(45,602)	(23,483)	(17,313)
Profit (loss) from associates	20	380	62	(3,112)

PROFIT (LOSS) BEFORE TAXES AND MINORITY INTEREST		245,887	(339,915)	(129,032)
Charge for taxes	23	(52,369)	(22,734)	(8,217)

PROFIT (LOSS) BEFORE MINORITY INTEREST		193,518	(362,649)	(137,249)
Minority interest		(14,695)	(22,494)	(804)

NET PROFIT (LOSS) FOR THE YEAR		178,823	(385,143)	(138,053)

Basic earnings (loss) per common share (US$)(i)	30	2.74	(5.90)	(2.12)

Diluted earnings (loss) earnings per common share, (US$)(i)	30	2.26	(5.90)	(2.12)

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

	Number of shares outstanding(iii)	Number of shares held in the Group(iii)	Share capital	Share premium	Treasury stock	2% PIK Notes(ii)	Revaluation reserve	Accumulated profit and loss account	Other reserves(i)
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2001	94,333	(29,181)	141,500	137,490	(52,041)	—	17,736	83,683	(32,441)
Transfer to legal reserve	—	—	—	—	—	—	—	(3,349)	3,349
Shares issued/sold via the exercise of options during the year	500	1	749	2,250	8	—	—	—	—
Loss for the year	—	—	—	—	—	—	—	(138,053)	—
Movement in revaluation reserve	—	—	—	—	—	—	(79,061)	—	—
Movement in currency translation reserve	—	—	—	—	—	—	—	—	(12,926)

Balance as of December 31, 2001	94,833	(29,180)	142,249	139,740	(52,033)	—	(61,325)	(57,719)	(42,018)
Loss for the year	—	—	—	—	—	—	—	(385,143)	—
Shares purchased during the year	—	(515)	—	—	(2,488)	—	—	—	—
Prolonged decrease in market value of Tele2 AB shares	—	—	—	—	—	—	61,325	—	—
Movement in currency translation reserve	—	—	—	—	—	—	—	—	(37,847)

Balance as of December 31, 2002	94,833	(29,695)	142,249	139,740	(54,521)	—	—	(442,862)	(79,865)
Effect of consolidation of El Salvador	—	—	—	—	—	—	—	(3,248)	—
Profit for the year	—	—	—	—	—	—	—	178,823	—
Issuance of 2% PIK Notes—equity component	—	—	—	—	—	16,248	—	—	—
Disposal/Cancellation of treasury stock	(28,863)	29,040	(43,294)	—	45,688	—	—	—	—
Conversion of 2% PIK Notes	350	—	524	657	—	(242)	—	—	—
Movement in currency translation reserve	—	—	—	—	—	—	—	—	14,923

Balance as of December 31, 2003	66,320	(655)	99,479	140,397	(8,833)	16,006	—	(267,287)	(64,942)

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

(ii)
Corresponds to the operation in El Salvador.

        The movements in 2002 were as follows:

	Land and buildings	Networks	Construction in progress	Other	Total 2002
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Cost
Opening balance	20,778	676,243	56,763	118,691	872,475
Additions	1,556	65,476	27,005	3,737	97,774
Disposals	(1,194)	(355)	(9,781)	(15,267)	(26,597)
Transfers	672	33,951	(44,838)	9,111	(1,104)
Write-down of assets	—	(6,833)	—	—	(6,833)
Exchange rate movements	(2,054)	(32,594)	(3,211)	(3,940)	(41,799)
Effect of change in ownership percentage	(618)	(11,719)	(1,788)	(7,864)	(21,989)

Closing balance	19,140	724,169	24,150	104,468	871,927

Depreciation
Opening balance	(5,630)	(288,065)	—	(66,544)	(360,239)
Charge for the year	(1,215)	(87,988)	—	(19,312)	(108,515)
Disposals	1,283	8,858	—	16,448	26,589
Transfers	—	459	—	(1,035)	(576)
Exchange rate movements	358	16,994	—	1,813	19,165
Effect of change in ownership percentage	301	5,407	—	4,874	10,582

Closing balance	(4,903)	(344,335)	—	(63,756)	(412,994)

Net book value
Closing balance	14,237	379,834	24,150	40,712	458,933

Opening balance	15,148	388,178	56,763	52,147	512,236

Leased assets included in the above	1,139	—	—	125	1,264

        During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

8.  INVESTMENT IN TELE 2 AB SHARES

        As of December 31, 2003 and 2002, MIC had the following investments in Tele2 AB ("Tele2") shares:

	2003	2002
	US$ '000	US$ '000
Non-current available-for-sale securities	479,040	164,031
Current available-for-sale securities	—	101,540

	479,040	265,571

        Transactions in Tele2 shares have been summarized in the table below:

	Number of Shares held
	Tele2 series A shares	Tele2 series B shares	Ownership %	Revaluation reserve	Gain/(loss)	Total
				US$ '000	US$ '000	US$ '000
Balance as of January 1, 2001	5,384,316	14,422,888	13.70%	17,736	—	800,070
Sale of shares	—	(3,513,000)	(3.60)%	—	(15,931)	(141,126)
Exchange of Shares for FORA assets (Note 22)	—	2,461,449	2.63%	—	—	79,557
Change in fair value	—	—	—	(79,061)	—	(79,061)

Balance as of December 31, 2001	5,384,316	13,371,337	12.73%	(61,325)	—	659,440
Sale of shares	—	(8,743,110)	(5.94)%	—	(168,818)	(336,056)
Exchange of A shares for B shares	(5,384,316)	5,384,316	—	—	—	—
Change in fair value	—	—	—	—	(57,813)	(57,813)
Prolonged decline in value transferred to profit and loss	—	—	—	61,325	(61,325)	—

Balance as of December 31, 2002	—	10,012,543	6.79%	—	—	265,571
Sale of shares	—	(1,044,129)	(0.71)%	—	—	(33,291)
Change in fair value	—	—	—	—	246,760	246,760

Balance as of December 31, 2003	—	8,968,414	6.08%	—	—	479,040

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

Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number outstanding at Dec. 31, 2003	Weighted Average Exercise Price $	Number exercisable at Dec. 31, 2003	Weighted Average Exercise Price $
3.32-3.75	2,091,240	3.48	88,889	3.75
9.00	721,068	9.00	222,221	9.00
16.78-20.34	659,715	18.75	630,828	18.68
28.50-29.745	283,984	29.28	283,984	29.28
31.875-36.66	764,801	33.33	654,930	33.57

3.32-36.66	4,520,808	13.26	1,880,852	23.61

        The following table summarizes the terms of options outstanding as of December 31, 2003:

Date issued	Number of options	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002 and May 2003	2,749,708	3.32-36.66	Exercisable over a three-year period in equal installments. Options have an indefinite life.
May 2003	550,500	3.32	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 1998, August 1999, May 2000, June 2000, December 2001 and December 2002	1,220,600	3.75-31.88	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

        A summary of the Company's stock options as of December 31, 2003, 2002 and 2001, and changes during the years then ended is as follows:

	2003		2002		2001
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of year	4,221,004	18.63	5,127,143	22.80	4,189,629	27.67
Granted	1,320,500	3.32	800,000	3.75	1,353,867	9.00
Exercised	—	—	—	—	(444)	16.78
Forfeited	(1,020,696)	22.64	(1,706,139)	24.18	(415,909)	27.11

Outstanding at end of year	4,520,808	13.26	4,221,004	18.63	5,127,143	22.80

Exercisable at end of year	1,880,852	23.61	1,956,204	25.40	2,056,371	27.68

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

22.   DISPOSAL AND WRITE-DOWN OF ASSETS, NET

a) Write-down of assets, net

	2003
	Goodwill(i)	Licenses(ii)	Equipment(iii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
MIC Asia	—	—	—	409	409
MIC Latin America	—	—	(1,579)	(2,248)	(3,827)
MIC Africa	—	—	4,097	142	4,239
Unallocated	—	—	—	1,854	1,854
Other	—	3,073	—	111	3,184

	—	3,073	2,518	268	5,859

(i)
Recorded under the caption "Other operating expenses".

(ii)
Recorded under the caption "General and administrative expenses".

(iii)
Recorded under the caption "Cost of sales".

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

	2002
	Goodwill(i)	Licenses(ii)	Equipment(iii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
MIC Asia	—	—	—	(199)	(199)
MIC Latin America	35,723	41,733	—	7,107	84,563
MIC Africa	—	—	—	745	745
MIC Systems	—	—	—	53	53
Unallocated	—	—	—	464	464
Other	585	4,945	6,833	182	12,545

	36,308	46,678	6,833	8,352	98,171

(i)
Recorded under the caption "Other operating expenses".

(ii)
Recorded under the caption "General and administrative expenses".

(iii)
Recorded under the caption "Cost of sales".

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

	2001
	Goodwill(i)	Licenses(ii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000
MIC Asia	1,030	350	179	1,559
FORA Telecom	622	146	(360)	408
MIC Latin America	—	—	1,422	1,422
MIC Africa	—	—	15	15
MIC Systems	—	—	211	211
Unallocated	—	—	(655)	(655)
Other	—	20,074	34	20,108

	1,652	20,570	846	23,068

(i)
Recorded under the caption "Other operating expenses".

(ii)
Recorded under the caption "General and administrative expenses".

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

  Other

        From time to time, MIC has allowed its senior management to participate in its ventures. As of December 31, 2003, a number of participations and options were held by managers. In MIC's operations in Vietnam, Mr. M.A. Zaman, a senior vice president of MIC, owns 20% of Comvik International (Vietnam) AB. In MIC's operations in Cambodia, Mr. Zaman owns 3.1% of CamGSM

Company Limited and 3% of Royal Telecam International Limited. Mr. Zaman holds options to acquire an equity ownership in certain countries in the event he is able to obtain a license for MIC. In relation to MIC's currently held licenses, Mr. Zaman holds a right to acquire 5% of MIC's holding in its operation in Laos. In MIC's operations in Argentina, share options totaling 0.6% of the outstanding share capital in Millicom Argentina S.A. are held by local managers. Share options totaling 1% of the outstanding share capital in Millicom International BV are held by Marc Beuls, Chief Executive Officer of MIC. From January 1, 2003 until December 31, 2003, MIC granted no participation in its ventures to senior management.

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

        MIC had the following payables to related parties and made purchases from related parties as follows:

	Purchases in year			Amount payable as of December 31,
	2003	2002	2001	2003	2002
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Applied Sales Management	—	110	100	—	—
Applied Value	369	2,009	484	24	252
Banque Invik	937	638	438	348	44
Bassett	451	669	1,222	40	23
Ephibian	24	38	—	14	—
Foreign Value	730	—	—	—	—
Great Universal	—	—	—	—	25
Lothar Systems	—	10	1,601	—	288
Netcom Consultants	352	157	554	—	9
Praesidium	50	204	70	—	—
Procure-it-right	1,384	839	962	72	100
Search Value	159	489	189	38	—
Shared Value	638	656	477	41	23
Tele2 AB	247	50	25	31	5,723
YXK Systems	—	28	—	—	—

	5,341	5,897	6,122	608	6,487

        As of December 31, 2003 and 2002, MIC had the following receivables from related parties:

	2003	2002
	US$ '000	US$ '000
Kinnevik	154	1,976
Lothar	—	922
Metro	247	734
Modern Holdings	1,690	1,825
Modern Times Group	265	752
Netcom	16	64
Shared Value	18	18
Stonebrook Enterprises	156	156
Tele2 AB	359	359

	2,905	6,806

30.  EARNINGS (LOSS) PER COMMON SHARE

        Earnings (loss) per common share are comprised as follows:

	2003	2002	2001
Net profit (loss) attributable to shareholders (US$ '000)	178,823	(385,143)	(138,053)
Weighted average number of shares outstanding during the year (in '000)	65,312	65,272	65,256

Basic (loss) earnings per share (US$)	2.74	(5.90)	(2.12)

Net profit (loss) attributable to shareholders (US$ '000)	178,823	(385,143)	(138,053)
Interest expense on convertible debt (US$ '000)	3,476	—	—

Net profit (loss) used to determine diluted earnings per share (US$ '000)	182,299	(385,143)	(138,053)

Weighted average number of shares outstanding during the year (in '000)	65,312	65,272	65,256
Adjustments for
Assumed conversion of convertible debt (in '000)(i)	15,186	—	—
Share options (in '000)(ii)	2	—	—

Weighted average number of shares and potential dilutive shares outstanding during the year (in '000)	80,500	65,272	65,256

Diluted earnings (loss) per common share (US$)	2.26	(5.90)	(2.12)

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

    Summarized below are the adjustments to the Company's IFRS profit and loss that have been made due to the application of SFAS 144 (2003 and 2002) and SFAS 121 (2001):

	2003	2002	2001
	US$ '000	US$ '000	US$ '000
Adjustments to impairment/(reversal of impairment) recorded for IFRS	(1,579)	2,234	—
Additional impairment for U.S. GAAP	(2,011)	(2,571)	—
Increased depreciation charge	(223)	(936)	(1,373)
Decreased gain on sale of FORA assets	—	—	(5,216)

Total adjustment to profit/(loss) in year	(3,813)	(1,273)	(6,589)

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

    *    as restated, see item 3 for 2001 and 2002 and item 13 for 2003.

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

Reconciliation of Net Profit (loss) for the year:

        The above items give rise to the following differences in net profit (loss) recorded under U.S. GAAP:

	Item	2003*	2002*	2001*
		US$ '000	US$ '000	US$ '000
Net profit (loss) for the year reported under IFRS		178,823	(385,143)	(138,053)
Items decreasing (increasing) reported loss or (decreasing) increasing reported profit:
Application of equity method of accounting	2	(1,052)	(4,221)	16,703
Application of equity method of accounting for Telemovil El Salvador	3	5,830	7,887	2,640
Adjustments to initial step-up in the value of licenses	4	2,273	2,273	2,273
Valuation of stock options	5	—	(16,817)	6,408
Compensation cost for stock options granted to employees	6	(1,157)	1,308	5,315
Recognition of connection fees and related costs	7	(2,994)	(337)	502
Adjustments to impairment of tangible and intangible assets	8	(3,813)	(1,273)	(6,589)
Reversal of goodwill amortization	10	6,695	7,865	—
Additional goodwill impairment	10	—	(3,136)	—
Reclassification to shareholders' equity of fair value adjustments on available-for-sale securities	12	(241,163)	—	—
Impairment of securities, other than temporary	12	—	61,325	(61,325)
Adjustments related to debt exchange	13	1,598	—	—

Loss after taxes before cumulative effect of change in accounting principle		(54,960)	(330,269)	(172,126)

Cumulative effect of change in accounting principle	10	—	9,336	—

Net loss under U.S. GAAP		(54,960)	(320,933)	(172,126)

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003.

Presented as:
Net loss from continuing operations		(47,910)	(327,959)	(121,574)
Discontinued operations:	14
Loss from discontinued operations, net of taxes(a)		(7,758)	(79,671)	(50,552)
Gain on disposal, net of taxes(a)		708	77,361	—

Loss from discontinued operations		(7,050)	(2,310)	(50,552)
Loss after taxes, before cumulative effect of change in accounting principle under U.S. GAAP		(54,960)	(330,269)	(172,126)
Cumulative effect of change in accounting principle(a)	10	—	9,336	—

Net loss under U.S. GAAP		(54,960)	(320,933)	(172,126)

	2003*	2002*	2001*
Basic and diluted loss per common share
Loss per common share under U.S. GAAP:
—from continuing operations	$(0.73)	$(5.02)	$(1.87)
—from discontinuing operations	$(0.11)	$(0.04)	$(0.77)
Loss per common share after taxes, before cumulative effect of change in accounting principle	$(0.84)	$(5.06)	$(2.64)
Impact of cumulative effect of change in accounting principle	—	$0.14	—
Basic and diluted loss per common share under U.S. GAAP	$(0.84)	$(4.92)	$(2.64)

Weighted average number of shares outstanding in the year (in '000)	65,312	65,272	65,256

(a)
The tax impact of these items is $nil in 2003 (2002: $nil; 2001: $nil).

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003.

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

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003.

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
as restated, see item 13.

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
as restated, see item 3.

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

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003.

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

(a)
The tax impact on these items is $nil in 2003 (2002: $nil; 2001: $nil).

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003.

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

*
as restated, see item 3 for 2001 and 2002 and item 13 for 2003.

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

        On February 5, 2004 MIC acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%.

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

34. SUPPLEMENTAL SUBSEQUENT EVENTS [UNAUDITED]

        Under Luxembourg company law, when companies have losses equal to or greater than half the amount of their subscribed share capital, a shareholders' meeting must be convened for the shareholders to determine whether or not to liquidate the company. As of December 31, 2003, we had losses equal to more than half our subscribed share capital. At the shareholders' meeting held on July 7, 2004, the shareholders voted to continue our operations.

        On September 22, 2004, MIC sold its 65% holding in its high speed wireless data joint venture in Argentina, Millicom Argentina S.A., to the local partner, after having obtained regulatory approval.

        On October 7, 2004 and October 15, 2004, respectively, Telefónica Celular de Bolivia SA ("Telecel"), MIC's subsidiary in Bolivia, entered into refinancing agreements with the International Finance Corporation ("IFC") and the Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden, N.V. ("FMO"), also known as the Netherlands Development Finance Company, relating to financing agreements having an original principal amount of $25,000,000 with IFC and $10,000,000 with FMO. In addition, on December 2, 2004, Telecel reached agreement with Bayerische Landesbank Girozentrale ("Bayerische") relating to a financing agreement in the original principal amount of approximately $10,000,000. All three of these financings are guaranteed by MIC. Prior to reaching agreement on these refinancings, Telecel had been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances had been re-classified as short-term financing.

        On October 25, 2004, MIC's subsidiary in Pakistan, Paktel, signed agreements with the Pakistan Regulator to operate its GSM network with immediate effect and to renew its license for 15 years from

October 23, 2004 for a license fee of $291,000,000. Paktel and the PTA have agreed deferred payment terms under which 50% of the license fee will be paid in installments over the first three years of the license. The second 50% of the license fee will be payable in ten yearly payments from 2008 through to 2017. Payments already made by Paktel for the GSM migration since 2002, totaling approximately $14 million, will be treated as payments towards Paktel's new license fee. Paktel has been awarded additional 1800 spectrum, increasing its total spectrum for its GSM network from 10MHz to 13.6MHz. The agreement followed an earlier failure by the Pakistan Regulator to comply with an agreement to operate Paktel's GSM network.

        On November 8, 2004, MIC's subsidiary Comvik International Vietnam AB, signed a second memorandum of understanding (MOU) with Vietnam Mobile Telephone Services Company. The MOU expresses the wish of both parties to continue working together in the future in the form of a joint stock company incorporated under the law on enterprises in Vietnam.

        On November 8, 2004, MIC was awarded a 10 year license to operate a GSM 900 wireless telephony network in the Republic of Chad. The license terms and conditions will be finalized in negotiations with the regulator in the coming months.

        On December 2, 2004, Mobitel, MIC's subsidiary in Ghana signed a new GSM license agreement replacing the previous agreement. The new license has a term of 15 years and is renewable at expiration for a 10 year period.

        On December 3, 2004, Telemovil, MIC's subsidiary in El Salvador, extended its cellular license in El Salvador. This license which was due for renewal in 2006 will now expire in 2018.

        On December 1, 2004, MIC priced a concurrent offering of 9 million ordinary shares and $200 million 4% convertible bonds due 2010. These offerings included an option of 1 million ordinary shares and $25 million 4% convertible bonds due 2010, which were exercised in full on December 6, 2004.

        The payment and settlement of the 9 million ordinary shares occurred on December 7, 2004 for net proceeds of $205,708,860.

        The payment and settlement of the 4% convertible bonds due 2010 occurred on January 7, 2005 for net proceeds of $195,875,000.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Dated January 13, 2005

MILLICOM INTERNATIONAL CELLULAR S.A.
By:	/s/ BRUNO NIEUWLAND Name: Bruno Nieuwland Title: Chief Financial Controller
By:	/s/ MARC BEULS Name: Marc Beuls Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association and bylaws of Millicom International Cellular S.A.*
2.1
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form F-4 (File No. 333-112948) filed on February 19, 2004).
2.2	Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.*
4.1	Business Co-Operation Contract dated June 2, 1994 as amended among Vietnam Mobile Services Co., Industriforvaltnings AB Kinnevik and Comvik International Vietnam AB.
7.1	Explanation of the calculation of (loss) earnings per share.*
12.1	Certification of Marc Beuls filed pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-14(a).
12.2	Certification of Bruno Nieuwland filed pursuant to Exchange Act Rule 13a-14(a).
12.3	Certification of Judy Tan filed pursuant to Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls and Bruno Nieuwland furnished pursuant to Exchange Act Rule 13a-14(b).
14.1
Consent of PricewaterhouseCoopers S.àr.l to the incorporation by reference of their report dated March 31, 2004, except for Note 31, as to which the date is April 30, 2004 in the Company's Registration Statement on Form F-3 (File No. 333-111779) and Registration Statement on Form F-4/A File No. 333-112948.
14.2
Consent of PricewaterhouseCoopers Interamérica, S. de R. L.—Honduras to the incorporation by reference of their report dated June 4, 2004, in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4/A no. 333-112948.
14.3
Consent of PricewaterhouseCoopers (Cambodia) Limited to the incorporation by reference of their report dated June 30, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4/A no. 333-112948.
14.4
Consent of BDO AUDITORES Y CONSULTORES, S.A. to the incorporation by reference of their report dated March 14, 2004 in the Company's Registration Statement on Form F-3 (no. 333-111779) and Registration Statement on Form F-4/A no. 333-112948.
14.5	Financial statements and notes thereto for Telefónica Celular, S.A. for its fiscal years ended December 31, 2001, 2002 and 2003.†
14.6	Financial statements and notes thereto for CamGSM Company Limited for its fiscal years ended December 31, 2001, 2002 and 2003.†
14.7	Financial statements and notes thereto for Comunicaciones Celulares S.A. for its fiscal years ended December 31, 2001, 2002 and 2003.†

*
Previously filed with the Securities and Exchange Commission on the Company's Form 20-F on April 30, 2004 and herein incorporated by reference.

†
Previously filed with the Securities and Exchange Commission on the Company's Form 20-F/A Amendment No. 1 on June 30, 2004 and herein incorporated by reference.