Form 20-F
period 2004-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2005-05-02
CIK 912958

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

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

Common Shares, par value $1.50 each, as of December 31, 2004
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of shares outstanding of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares with a par value of $1.50 each: 99,219,079 as of December 31, 2004

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

Item 17 ☐    Item 18 ☒

FORWARD-LOOKING STATEMENTS

        Certain of the statements made in this document may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect", "estimate", "believe", "project", "anticipate", "should", "intend", "probability", "risk", "may", "target", "goal", "objective" and similar expressions or variations on such expressions. These statements appear in a number of places throughout the document including, but not exclusively, "Information on the Company", and "Operating and Financial Review and Prospects". These statements concern, among other things, trends affecting the Company's financial condition or results of operations, capital expenditure plans, the potential for growth and competition in areas of the Company's business, the potential for new agreements or extensions of existing agreements to be signed with business partners or governmental entities or licenses to be granted by governmental authorities, and the supervision and regulation of the telecommunications' markets. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors.

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

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing hereof with the U.S. Securities and Exchange Commission. Millicom International Cellular S.A. undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in Millicom International Cellular S.A.'s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, the term the "Company" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand-Duchy of Luxembourg, and the term the "Group", "Millicom", "we", "us" or "our" refers to Millicom and its subsidiaries, joint ventures and affiliates. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Company's ownership interest in the licenses for such licensed area. The term "Proportional Subscribers" refers to the Company's share of the total subscribers in an operation. Persons, population and pops data for 2004 and 2003 have been extracted from the "CIA—The World Factbook" for 2004 for countries where the license area covers the entire country and have been estimated by management for countries where the license area is less than the entire country. In addition, information on the countries in which Millicom operates has been extracted from the "CIA—The World Factbook" for 2004 with updates, where appropriate, from the U.S. Department of State's website. Market share data and penetration rates have been obtained from EMC, a cellular market research firm. EMC is aware of, and has consented to being named, in this report, which consent may be incorporated by reference into registration statements we file with the SEC. Unless otherwise indicated, subscriber figures represent the total number of cellular subscribers of operations in which we have an ownership interest.

        Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") and subscriber figures represent the total number of cellular subscribers of systems in which the Company has an ownership interest. In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish krona and references to "Euro" or "€" are to the Euro.

        As a foreign private issuer, the Company is exempt from the proxy rules of Section 14 under the Securities Act of 1934, as amended (the "Exchange Act"), and the reporting requirements of Section 16 under the Exchange Act.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3.    KEY INFORMATION

Selected Financial Information

        The Company reports under International Financial Reporting Standards ("IFRS"). The following tables present comparative information under IFRS and U.S. generally accepted accounting principles ("U.S. GAAP"). For a reconciliation of our IFRS profit (loss) and balance sheet to U.S. GAAP and a discussion of the principal differences between the accounting policies applied by us under IFRS and U.S. GAAP, please see Note 32 of the "Notes to the Consolidated Financial Statements".

        The following table sets forth summary financial data of the Company as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The data are based upon the Company's audited consolidated balance sheets as of December 31, 2004, 2003, 2002, 2001 and 2000 and audited consolidated statements of profit and loss for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

        Unless otherwise indicated all financial data and discussions therein in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with IFRS
Profit and Loss Statement Data:
Revenues	921,466	647,104	605,186	644,570	570,840
Operating profit/(loss)	248,882	162,515	122,313	92,786	(53,378)
Gain (loss) from investment securities	(126,957)	246,760	(299,963)	(15,931)	665,262
Profit/(loss) for the period from continuing operations(1)	68,241	178,823	(507,162)	(138,020)	408,468
Profit/(loss) for the period	68,241	178,823	(385,143)	(138,053)	355,388
Basic (loss) earnings from continuing operations per common share	$0.82	$2.74	$(7.77)	$(2.12)	$6.28
Basic (loss) earnings per common share	$0.82	$2.74	$(5.90)	$(2.12)	$5.46
Weighted average number of shares in basic computation (in thousands)(2)	83,335	65,312	65,272	65,256	65,093
Diluted (loss) earnings from continuing operations per common share	$0.77	$2.26	$(7.77)	$(2.12)	$6.19
Diluted (loss) earnings per common share	$0.77	$2.26	$(5.90)	$(2.12)	$5.38
Weighted average number of shares in diluted computation (in thousands)(2)	90,312	80,500	65,272	65,256	66,001
Dividends per share	—	—	—	—	—

	As of December 31,
	2004	2003	2002	2001	2000
	(in thousands of U.S. dollars)
Amounts in accordance with IFRS:
Balance Sheet Data:
Property, plant and equipment, net	575,649	489,543	458,933	512,236	577,501
Licenses, net	277,705	30,889	84,471	164,541	201,124
Investment in securities	377,749	519,728	321,926	676,829	816,211
Investments in associates(3)	2,220	1,340	1,013	52,858	—
Cash, cash equivalents and time deposits	413,991	181,709	86,651	77,720	125,868
Total assets	2,044,829	1,522,949	1,203,119	1,870,930	2,112,228
Current liabilities	502,543	399,351	375,862	469,191	651,034
Non-current liabilities	1,259,892	1,182,207	1,098,783	1,322,583	1,112,331
Minority interest	43,351	26,571	23,733	10,262	7,672
Shareholders' equity/(deficit)	239,043	(85,180)	(295,259)	68,894	341,191
	As of and for Year Ended December 31,
	2004	2003	2002	2001	2000
Operating Data (unaudited)(4):
Total Subscribers
Prepaid	6,739,559	4,956,257	3,448,269	2,525,279	1,863,243
Postpaid	973,642	734,285	554,642	604,327	709,439
Monthly churn (%)(5):
Prepaid	4.4	4.7	4.2	4.0	5.4
Postpaid	1.7	2.1	3.2	4.1	3.1
	Year Ended December 31,
	2004(7)	2003	2002	2001	2000
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with U.S. GAAP(6):
Profit and Loss Statement Data:
Revenues	1,009,777	462,106	363,919	344,102	297,702
Cost of sales	(509,048)	(197,841)	(159,436)	(141,610)	(207,755)
Operating expenses	(249,095)	(162,410)	(191,440)	(157,851)	(176,183)
Operating profit (loss)	251,634	101,855	13,043	79,688	(88,991)
Gain (loss) from investment in securities	201	5,597	(299,963)	(15,931)	706,837
Profit (loss) for the period from continuing operations (before cumulative effect of change in accounting principle)(1)	185,271	(51,939)	(335,831)	(121,574)	420,817
Profit (loss) for the period	188,871	(50,357)	(322,563)	(172,176)	370,573
Basic (loss) earnings from continuing operations per common share	$2.26	$(0.79)	$(5.00)	$(2.64)	$5.69
Basic (loss) earnings per common share	$2.27	$(0.77)	$(4.94)	$(2.64)	$5.69
Weighted average number of shares in basic computation (in thousands)(2)	83,335	65,312	65,272	65,256	65,093
Diluted (loss) earnings from continuing operations per common share	$2.08	$(0.79)	$(5.00)	$(2.64)	$5.61
Diluted (loss) earnings per common share	$2.09	$(0.77)	$(4.94)	$(2.64)	$5.61
Weighted average number of shares in diluted computation (in thousands)(2)	90,312	65,312	65,272	65,256	66,001

	As of December 31,
	2004(7)	2003	2002	2001	2000
		(in thousands of U.S. dollars)
Amounts in accordance with U.S. GAAP(6):
Balance Sheet Data:
Property, plant and equipment, net	619,786	359,365	286,372	376,676	399,585
Licenses, net	276,357	14,435	20,407	137,910	183,221
Investment in securities	375,638	520,496	269,047	623,007	816,456
Investments in associates	44,646	96,727	175,007	187,114	77,130
Total assets	2,237,561	1,508,987	1,133,721	1,727,079	1,902,814
Current liabilities	575,713	374,421	270,910	339,311	485,706
Non-current liabilities	1,296,870	1,173,075	1,033,743	1,302,088	1,137,637
Minority interest	103,598	27,870	23,733	10,262	7,672
Shareholders' equity/(deficit)	260,070	(68,201)	(286,575)	72,778	271,799

(1)
Under IFRS, MIC Systems, disposed of in 2002 and FORA Telecom BV, disposed of in 2001 have been reported as discontinued operations in our consolidated financial statements. Under U.S. GAAP, MIC Systems, Liberty Broadband Limited (formerly Tele2 (UK)), Celcaribe S.A. Millicom Peru S.A. and Millicom Argentina S.A. have been reported as discontinued operations. A more complete description of discontinued operations is contained in Notes 21, 23 and 32 of the "Notes to the Consolidated Financial Statements".

(2)
The average number of shares disclosed above has been adjusted for each year presented to reflect the reverse share split effected in February 2003, whereby three existing shares with a par value of $2 each were exchanged for one new share with a par value of $6 each; and the share split effected in February 2004, whereby one existing share with a par value of $6 each was exchanged for four new shares with a par value of $1.50 each. The average number of shares, which is calculated on a weighted average basis, does not include shares held by us that have no voting, dividend or other rights (654,852 shares at December 31, 2004).

(3)
Investments in associates under IFRS represented as at December 31, 2004, 2003 and 2002, Navega S.A and as at December 31, 2001, Millicom's operation in El Salvador. See "Operating and Financial Review and Prospects—Results of Operations".

(4)
Operating data excludes divested operations.

(5)
We calculate churn rates by dividing the number of subscribers whose service is disconnected during a period, whether voluntarily or involuntarily (such as when a subscriber fails to pay a bill), by the average number of subscribers during the period. We believe that we apply conservative policies in calculating customer totals and the related churn rates. However, these policies may result in different churn rates and market share figures than if we had used criteria employed by some other operators in calculating customer churn and market share.

(6)
As described in Note 32 of the "Notes to the Consolidated Financial Statements", under U.S. GAAP, we should consolidate our investment in Great Universal, Inc. and Modern Holdings Incorporated. The U.S. GAAP Selected Financial Data in the table above for the years ended December 31, 2004, 2003 and 2002 for the profit and loss data and as of December 31, 2004 and 2003 for the balance sheet data include the effect of their consolidation but for 2001 and 2000 do not include the effect of their consolidation. See Note 32 of the "Notes to the Consolidated Financial Statements".

(7)
Millicom adopted FIN 46 (Financial Interpretation No. 46, Consolidation of Variable Interest Entities) on March 31, 2004 for entities created prior to February 1, 2003, and as a result, began consolidating its interest in the following Variable Interest Entities: (i) Cam GSM Company Limited, a joint venture of Millicom in Cambodia, (ii) Royal Telecam International Limited, a joint venture of Millicom in Cambodia, (iii) Millicom Argentina S.A. (sold in September 2004), a former joint venture of Millicom in Argentina and (iv) Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala. The impact of adopting FIN 46 is disclosed in Note 32 to the Consolidated Financial Statements.

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

        The agreement under which we conduct our operations in Vietnam, which is our largest contributor to revenue, expires on May 18, 2005, unless extended. We do not exercise management control over Mobifone.

        In 1994, Comvik International Vietnam AB ("CIV"), in which we have an 80% interest, Investment AB Kinnevik, formerly Industriförvaltnings AB Kinnevik ("Kinnevik"), our largest shareholder, and Vietnam Mobile Services Co. ("VMS"), a Vietnamese government-owned company, entered into a Business Cooperation Contract ("BCC") to operate a nationwide cellular GSM system in Vietnam known as Mobifone. The BCC provides for, among other things, 50/50 revenue sharing between CIV and VMS.

        Our operation in Vietnam, CIV, which derives all of its revenue from the BCC, is our largest contributor to revenue. The BCC has a 10-year term from May 19, 1995. Upon its expiration on May 18, 2005, legal title to all equipment of the Vietnam operation contributed by us will be transferred to VMS at a price of $1.

        At the present time an extension of the BCC in its current form is not acceptable to the Vietnamese government. The Vietnamese government, in connection with steps by Vietnam to become a member of the World Trade Organization, is under pressure to rapidly take steps to liberalize its economy. The Vietnamese government has announced its intention to initiate an equitization of VMS, our current partner under the BCC. We have been informed that steps will have to be taken, such as the winding down of the BCC and the valuation of the assets, before the equitization process starts. Once VMS is equitized, the Vietnamese government may open the equity to new investors including foreign strategic investors. The opening of the telecommunications sector to foreign investors may require changes in the Vietnamese legislation. We have received no assurances from VMS or the Vietnamese government that CIV will be a strategic partner in the VMS equitization process. However, in two Memoranda of Understanding dated February 4 and November 8, 2004, respectively, VMS and CIV agreed to continue their relation in the form of a joint stock company ("JSC").

        CIV and VMS/VNPT (the Vietnam Posts and Telecommunications Corporation) are in the process of negotiating an agreement that would allow CIV to become a shareholder of VMS once it is equitized. We have received no assurance from the Vietnamese government as to when or whether such an agreement will be signed, nor do we know which terms and conditions such an agreement may be subject to. We may not be successful in achieving any interim solution that allows us to continue our business in Vietnam. For now, our telecommunications services in Vietnam will cease and we will receive no further revenues whatsoever from Vietnam from May 19, 2005.

        CIV's revenues for the year ended December 31, 2004 were $162,807,000 (18% of Millicom's total revenues) and operating profit was $68,183,000 (27% of Millicom's total operating profit). All equipment recorded in CIV's financial statements will be fully amortized by May 18, 2005, at which date legal title to all equipment will be transferred to VMS at a price of $1. As of December 31, 2004 CIV still needs to disburse to VMS, before the end of the revenue sharing agreement on May 18, 2005, approximately $27,639,000 of outstanding capital commitments under the BCC. An impairment charge of $16.6 million has been recorded in the first quarter of 2005 in the consolidated Group accounts to account for the write-down of property, plant and equipment in Vietnam as the BCC expires on

May 18. The Vietnam asset impairment is due to a late approval of investments required under the BCC which prevented CIV from generating revenues on these fixed assets.

        In addition, under the terms of the BCC, Millicom does not exercise management control over Mobifone. Certain management decisions, such as the decision to make certain capital expenditures and other business policy decisions, are made by an advisory committee comprised of eight members, four of which are appointed by CIV and four by VMS. Although the advisory committee has in the past made decisions based on our recommendations, the advisory committee may not make decisions based on our recommendations in the future and it may not act in a manner consistent with our interests. In addition, CIV and VMS must agree in writing to amend the BCC, sell all or substantially all of the business assets or terminate any business license. If a dispute occurs between us and VMS and we are unable to resolve it satisfactory, our results of operations and financial condition could be adversely affected.

        We have a history of losses and may incur losses in the future and we may be unable to achieve profitability.

        We had a net profit in the years ended December 31, 2004 and 2003. However, excluding the effects of gains (losses) and valuation movement on investment in securities, fair value result on financial instruments and other financial income we would have made net losses of $80,107,000 and $119,569,000, respectively, in the years ended December 31, 2003 and 2002. See "Operating and Financial Review and Prospects."

        We may not achieve or maintain profitability in the future, nor can we be sure to always have sufficient resources to make payments on our indebtedness. Our future performance will depend, in particular, on our ability to generate demand and revenue for our services, to maintain existing subscribers and customers and to attract new subscribers and customers. Costs in connection with the acquisition and renewal of licenses and the costs incurred in order to commence and develop operations of cellular and related telecommunications systems will also affect revenues and profitability.

        Our substantial debt may have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

        We have a substantial amount of debt and significant debt service obligations. As of December 31, 2004, Millicom's total consolidated indebtedness was $1,114,413,000. Of this amount, $901,635,000 represented the Company and Millicom Telecommunications S.A. indebtedness and $212,778,000 represented our consolidated share of the indebtedness of our subsidiaries and joint ventures. As of December 31, 2004, $365,006,000 of our indebtedness related to Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash of principal is required. See "Operating and Financial Review and Prospects—Description of Certain Indebtedness Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes".

        Corporate guarantees, cash deposits and standby letters of credit (issued at our request and guaranteed by us) secured $59,327,000 of the indebtedness of our ventures at December 31, 2004. The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $514,027,000.

        We experienced liquidity concerns resulting from our substantial indebtedness in 2002. Although we implemented a restructuring program that improved our liquidity by reducing our overall indebtedness and debt service obligations, we may incur additional indebtedness that may result in liquidity concerns or other negative consequences in the future. In January 2005 we issued 4% convertible bonds due 2010 for a total principal amount of $200 million.

        Our level of indebtedness may have important negative consequences for us. For example, it may:

  •
  require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  increase our vulnerability to adverse general economic or industry conditions, the termination of licenses or the loss of significant operations such as our operations in Vietnam;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

  •
  limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

  •
  restrict us from making strategic acquisitions or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and our other debt; and

  •
  place us at a competitive disadvantage compared to our competitors who have less debt.

        Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.

        Our ability to meet our debt service obligations or to refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditures or sell assets. We may not be able to generate sufficient cash through any of the above. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially favorable terms or at all, we may not be able to satisfy our obligations with respect to our debt. If this were to occur, holders of the relevant debt would be able to declare the full amount of such debt due and payable. Our assets may not be sufficient to pay such amounts.

        Restrictions imposed by the indentures governing our outstanding debt contain covenants that limit our ability to take certain actions.

        The indentures governing our outstanding debt contain various covenants that limit our flexibility in operating our business. For example, these agreements restrict the ability of Millicom and certain of its subsidiaries to, among other things:

  •
  borrow money;

  •
  pay dividends or make other distributions;

  •
  create liens;

  •
  make asset dispositions;

  •
  make loans or investments;

  •
  issue or sell share capital of our subsidiaries;

  •
  issue certain guarantees;

  •
  enter into transactions with affiliates; and

  •
  merge, consolidate, or sell, lease or transfer all or substantially all of our assets.

        The operating and financial restrictions and covenants in these agreements may adversely affect our ability to finance our future operations or capital needs, engage in other business activities that may be in our interest or to react to adverse market developments.

        Our ability to receive funds from, and to exercise management control over, our ventures is usually dependent upon the consent of other participants who are not under our control. Disagreements or unfavorable terms in the agreements governing our joint ventures may adversely affect our operations.

        We participate in 17 cellular ventures in 16 countries. Our participation in each venture differs from market to market and we do not have a controlling interest in some operations. Often our ability to withdraw funds, including dividends, from our participation in, and to exercise management control over, ventures and investments therein depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be negatively affected if disagreements develop with venture partners, as has occurred in the past. For example, in 2001, a dispute arose with local shareholders in our operation in El Salvador which resulted in our management determining that we could no longer exercise significant influence in the operation and thus that it was not appropriate to consolidate the operation during the period of the dispute. Although this dispute was resolved in September 2003 and El Salvador is now consolidated with our operations, other disagreements may occur in the future that could adversely affect our operations. See "Notes to the Consolidated Financial Statements—Summary of Consolidation and Accounting Policies".

        We rely upon dividends and other payments from our ventures to generate the funds necessary to meet our obligations, including our obligations under the notes. The ventures are legally distinct from us and have no obligation to pay amounts due with respect to our obligations or to make funds available for such payments. Our ventures do not guarantee our obligations. The ability of our ventures to make such payments to us will be subject to, among other things, the availability of funds, the agreement of the venture partner(s), the terms of each venture's indebtedness and local law. The majority of our operations have entered into financing facilities, most of which are guaranteed by us, many of which restrict and some of which prohibit the payment of dividends by those ventures to us. Claims of creditors of our ventures, including trade creditors, will generally have priority over our claims and the holders of our indebtedness. At December 31, 2004, the consolidated debt and other financing of our ventures was $606,729,000 (including trade creditors, non-current and current license payables).

        Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

        As of December 31, 2004, Kinnevik and subsidiaries, together with senior executives and directors, the Stenbeck estate, and certain Stenbeck Trusts, beneficially owned nearly 38% of the outstanding shares of our common stock. The Stenbeck estate is under administration in both Luxembourg and Sweden. Five members out of our eight person Board of Directors are independent. We expect the number of board members to increase to nine in May 2005, with the addition of a new independent board member. Kinnevik and its affiliates, having a significant ownership in Millicom, can exercise control over our management and affairs, including:

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

        We may not always agree with the decisions of Kinnevik and the other insiders and their decisions may not always be consistent with your interests.

        A substantial number of our directors and our President & Chief Executive Officer hold positions with Kinnevik or Tele2 AB, which may present conflicts that may be resolved in a manner unfavorable to us.

        Four Millicom board members hold or held executive positions with Kinnevik, our largest shareholder. Cristina Stenbeck, a member of our Board of Directors, is also Vice Chairwoman of the Board of Directors of Kinnevik and subsidiaries. In addition, a number of our directors and executive officers hold executive positions with or are directors of Tele2 AB, a pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. Tele2 AB is controlled by Kinnevik and certain of its affiliates. These positions may create, or appear to create, potential conflicts of interest when these directors and executive officers are faced with decisions that may have different implications for us, Kinnevik or Tele2 AB. There is a risk that these conflicts may ultimately be resolved in a manner unfavorable to us. Moreover, a portion of certain of our directors' and officers' time is spent on matters relating to Kinnevik and Tele2 AB, and not us. While it is the current expectation that we have the initial right to consider any telecommunications opportunity that arises in our markets, there is no contractual arrangement to this effect among us and Kinnevik or Tele2 AB and we may in fact not receive such right of first refusal over any such business opportunity.

        Due to our insufficient equity, there is a risk our shareholders may vote not to continue our business.

        Under Luxembourg company law, when companies have accumulated losses equal to or greater than half of the amount of their subscribed share capital, an extraordinary shareholders' meeting must be convened for the shareholders to determine whether to dissolve the company or to continue the business. At such shareholders' meeting a quorum of 50% of the shareholders must be present or represented to consider a resolution to liquidate or continue the company. If there is no quorum at the initial shareholders' meeting, a second meeting must be convened at which no quorum is required.

        As of December 31, 2003, we had accumulated losses on a parent company stand-alone basis, equal to more than half our subscribed share capital. At the shareholders' meeting held on July 7, 2004, the shareholders voted to continue our operations.

        As of December 31, 2004, we had accumulated losses on a parent company stand-alone basis, equal to more than half our subscribed share capital. At the shareholders' meeting to be held on May 31, 2005 the shareholders will vote on whether to continue or dissolve our operations.

        We may again accumulate losses equal to or greater than half the amount of our subscribed share capital in future years. In such event, our shareholders must take a vote on whether to dissolve the Company, in which case a liquidator is appointed, or whether to continue the business despite these losses. The liquidator may be any person appointed by our shareholders, including our board of directors. If no liquidator is appointed, the Company's board of directors is deemed to be the liquidator. The liquidator is responsible for liquidating the Company in the best possible way financially. The realization of assets may be done by disposing of our entire business, individual ventures, groups of ventures, licenses or any other type of liquidation intended to realize the best value for our shareholders. The realization of assets may, in the case of dissolution and liquidation, not achieve as high a value as may be obtained if such assets are divested in the normal course of business.

        U.S. investors will be subject to special tax rules if we are considered to be a passive foreign investment company.

        Special U.S. tax rules apply to U.S. taxpayers who own stock in a "Passive Foreign Investment Company," or "PFIC", or in a "Foreign Personal Holding Company," or "FPHC". We may be or may become, a PFIC. Our status under the PFIC rules for each year depends upon our income and assets from time to time during that year. Our substantial investments in associated companies' securities and other "passive assets" result in a risk that we are a PFIC or may become a PFIC in the future. If we are determined to be a PFIC, then shareholders who are U.S. persons under U.S. tax laws will be subject to specific unfavorable tax rules.

        The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

        We are incorporated under the laws of the Grand Duchy of Luxembourg (European Union). Most of our directors and executive officers are residents of Luxembourg or other countries other than the United States. Most or a substantial portion of our assets and those of most of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our Luxembourg counsel, Allen & Overy, that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, is not enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute.

Risks Related to our Cellular Telephone Operations

        We face intense competition in the cellular telephone operator market.

        The cellular systems in which we have interests face competition from landline telephone networks and other cellular telephone operators in the markets in which they operate.

        Other cellular telephone operators will obtain licenses in some markets, including markets where we do not have a licensed cellular telephone competitor. Moreover, additional licenses may be awarded in markets where we already face competition from other communications technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more cellular telephone operators than the market is likely to sustain. In addition, in some of our markets, our competitors may have more advanced technology than us, such as GSM, or a greater coverage area than us, or both. The cellular telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area and price. Many of our competitors have substantially greater capital resources than we do. Price competition is significant.

        In addition, new competitors, such as cable companies that are able to leverage their existing networks, may enter the telecommunications markets. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants.

        There is also a risk that, as new competitors enter our prepaid markets and price competition intensifies, our prepaid customers may be more likely to move from one cellular telephone operator to another than our postpaid customers. This may result in our revenue declining, which would adversely affect our results of operations.

        Any failure by us to compete effectively or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers will have a material adverse effect on our revenues and overall results of operations.

        The cellular telephone operations market is heavily regulated.

        The licensing, construction, ownership and operation of cellular telephone networks, and the grant, maintenance and renewal of cellular telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets that we service. In addition, such matters and certain other aspects of cellular telephone operations, including rates charged to customers and the resale of cellular telephone services, may be subject to public utility regulation in the relevant market. For example, in Vietnam, the regulator determines tariffs charged to customers. Our ventures also typically require governmental permits, including permits for the construction and operation of cell sites. We do not believe that compliance with these permit requirements generally has a material adverse effect on our company. However, we may become subject to claims or regulatory actions relating to any past or future noncompliance with permit requirements.

        A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of cellular telephone services in the countries we service, this may have the effect of reducing our revenue. Changes in the regulation of our activities, such as increased or decreased regulation affecting prices, the terms of interconnect arrangements with landline telephone networks or mobile operators or requirements for increased capital investments, may materially adversely affect us.

        We face substantial competition for obtaining, funding and renewing telephone licenses.

        We may pursue new license opportunities within existing financial guidelines and group-wide synergy potential. In each market we face competition for licenses from major international telecommunications entities as well as from local competitors. While we typically try not to pay large amounts for cellular licenses, the competition for the granting or renewal of licenses is increasingly intense worldwide. As such, we anticipate that we will have to pay substantial license fees in certain markets, as well as meet specified network build out requirements. We may not be successful in obtaining or renewing any cellular telephone licenses, or if licenses are awarded that they can be obtained on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we may not obtain such funding on satisfactory terms or at all.

        Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products.

        Fixed network and other system equipment used in the cellular telephone industry has a limited life and must be replaced frequently due to damage or as a result of ordinary wear and tear. In addition, as new technologies develop, such as if our competitors were to introduce third generation systems, equipment may need to be replaced or upgraded or a cellular telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. For example, we are building out networks based on the GSM standard in Paraguay, Bolivia, Guatemala, Honduras, El Salvador and Pakistan due to increased competition from other GSM providers in those markets as well as the anticipated benefits of migrating to the GSM standard, including lower repair and maintenance costs, greater availability of handsets and increased functionality. Unforeseable technological developments may render our services unpopular with customers or obsolete. In addition, to the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations.

        If we cannot successfully develop and manage our networks, we will be unable to expand our subscriber base and will lose market share and revenues.

        Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks. The build-out of our networks is subject to risks and uncertainties which may delay the introduction of service in some areas and increase the cost of network construction. To the extent we fail to expand our network on a timely basis, we may experience difficulty in expanding our subscriber base. In addition, our ability to manage our ventures successfully is dependent upon our ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of our infrastructure, including our billing systems, may have a material negative effect on our profits and results of operations.

        Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to expand successfully our operations.

        Our future operating results depend, in significant part, upon the continued contributions of a number of our key senior management and technical personnel. Management of growth will require, among other things:

  •
  stringent control of network build-out and other costs;

  •
  continued development of financial and management controls and information technology systems;

  •
  implementation of adequate internal controls;

  •
  hiring and training of new personnel; and

  •
  coordination among our logistical, technical, accounting, legal and finance personnel.

        Our success will also depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in our markets is intense due to the relatively small number of qualified individuals. Our failure to manage successfully our growth and personnel needs may have a material negative effect on our business and results of operations.

        In some of our markets our licenses and frequency allocations are subject to ongoing review, which may result in modification or early termination of licenses.

        The continued existence and terms of cellular telephone licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination. For instance, the BCC in Vietnam expires on May 18, 2005. See the above risk factor titled: "The agreement under which we conduct our operations in Vietnam, which is our largest contributor to revenue, expires on May 18, 2005, unless extended. We do not exercise management control over Mobifone."

        In Pakistan, Pakcom is planning to rollout a CDMA network during 2005. Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The license is for CDMA Services. Pakcom is still in the process of negotiating the allocation of the spectrum with the PTA.

        While we would not usually expect any of our cellular telephone companies to be required to cease operations at the end of the term of its business arrangement, license or permit, we cannot be sure that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. Upon termination, the license and the assets of the cellular telephone company associated with the system may revert to the government or local telecommunications agency, in some cases without any, or adequate, compensatory payment being made to us.

        Our operations are dependent upon interconnection agreements and transmission and leased lines.

        Our ventures are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government owned public telecommunications operators or competing cellular telephone operators. Our financial results are affected by the cost of transmission and leased lines to effect interconnection. We may not be able to maintain interconnection or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue.

        The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

        Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, would adversely affect us, including by reducing our subscriber growth rate, subscriber base or average use per subscriber, and would have a negative impact on the market price of our shares. In addition, if a link between electromagnetic or radio frequency emissions and adverse health concerns is demonstrated, government authorities would increase regulation of mobile handsets and base stations as a result of these health concerns or cellular telephone operators, including us, would be held liable for costs or damages associated with these concerns. Any such regulation or litigation would also have a materially adverse effect on our financial position and results of operations.

Country Risks

        We operate in some markets that are politically unstable, and this instability may negatively affect our operations.

        We have interests in cellular telephone licenses in 16 countries around the world and are subject to government regulation in each market. Most of the countries in which we operate are emerging economies and are, therefore, subject to greater political and economic risks than more developed countries. The governments of the 16 countries differ widely with respect to structure, constitution and stability, and most of these countries lack mature legal and regulatory systems. Many of the countries in which we operate are suffering from political instability and civil unrest and these problems may continue or arise in the future. As a result, we face the risk that our networks may be disrupted in particular countries, which would adversely affect our revenues or results of operations.

        In order for our ventures to provide cellular services, they must receive a license from the government of the countries in which they operate. Our ability to operate is dependent on the licenses granted by the government of each country. These licenses generally allow our ventures to operate for a number of years after which they are subject to renewal. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in the relevant market. For instance, if a government decides to revoke a license to operate in the middle of its term, our recourse is to the legal system of the relevant country. Because the legal and court systems of most countries in which we operate are not highly developed and are subject to political influence and other inherent uncertainties, it is often difficult to obtain a fair or unbiased resolution. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate, as further described in "Business." There is also a risk that a country in which we operate may arbitrarily decide to expropriate the assets of one of our ventures.

        In addition, most of the countries in which our ventures operate have volatile economies. Downturns in the economies of any particular country, or of a region generally, may adversely affect demand for our services, which would result in reduced revenues.

        We have operations in Iran and may exercise an option to acquire equity in an Iranian company, which may subject us to political and regulatory risk.

        In 2004, we entered into agreements with Rafsanjan Industrial Complex, an Iranian company, under which we manage a cellular telephone network in Iran developed and owned by the Rafsanjan Industrial Complex.

        We are a non-U.S. company and our management contract in Iran is not subject to the Iran-Libya Sanctions Act of 1996, extended until August 2007, nor to other U.S. restrictions on U.S. or non-U.S. companies operating in Iran. We do not employ U.S. citizens or permanent U.S. residents in our Iranian business.

        There have recently been discussions between the Government of Iran and representatives of the international community about Iran's nuclear research program and its potential application to nuclear weapons and it is possible that U.S. sanctions may be amended or further extended or new regulations may be introduced by the U.S., the European Union, the United Nations or by any other country or international organization, with the effect of prohibiting or adversely affecting our operations in Iran. Our only contractual obligation in Iran is to provide management services to the Rafsanjan Industrial Complex, at a cost which is not expected to be material. We also have an option to acquire up to 47% of the equity in the Iranian company yet to be formed that will operate the network. If we were to exercise our option, we might acquire a substantial investment in Iran. Any amendment or new regulation prohibiting or adversely affecting our operations in Iran or a dispute with the representatives of the Rafsanjan Industrial Complex or the Iranian government may have a material effect on our results of operations.

        We operate in a number of jurisdictions, any of which may effect changes to its laws that may unfavorably affect our financial status.

        We hold interests in our cellular telephone companies through our subsidiaries and affiliates in various jurisdictions in and outside Luxembourg. The laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends from the ventures, and tax concessions in certain operations), foreign exchange or otherwise in these jurisdictions are periodically subject to change. For instance, countries may impose restrictions or other restraints on the conversion of local currencies and the transfer of funds or dividends by our venture companies to our holding company in Luxembourg. For example, according to the rules of the State Bank of Pakistan there is a restriction on the amount of royalty fees that a Pakistani company can be remit abroad. The limit is 5% of annual net sales excluding sales tax. Any such change could have a material adverse effect on our financial affairs and on our ability to receive funds from the venture.

        Most of our ventures receive revenue denominated in the local currency of the venture's country of operation. In the future, any of the countries in which these ventures are located may impose foreign exchange controls, which may restrict our ability to receive funds from the ventures.

        Most of the ventures in which we have interests receive substantially all of their revenues in the currency of the markets in which they operate. We derive substantially all of our revenues through funds generated by the ventures and, therefore, we rely on the ability of the ventures to transfer funds to us. Although there are foreign exchange controls in some of the countries in which our cellular telephone companies operate which could significantly restrict the ability of these ventures to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, we have experienced no material difficulty in obtaining permits to allow our ventures to export cash to us. This may not, however, always be the case. In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effect of this are time delays in accumulating significant amounts of foreign currency. In addition, a few countries in which we operate restrict the export of cash in local currencies. Additional foreign exchange control restrictions may be introduced in the future and our ability to receive funds from the ventures will subsequently be restricted.

        Currency fluctuations or devaluations would reduce the amount of profit and assets that we are able to report.

        Exchange rates for currencies of the countries in which our ventures operate fluctuate in relation to the U.S. dollar and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar reduces our profits while also reducing both our assets and liabilities. A relevant example is the devaluation of the guarani in Paraguay in 2002 which had an adverse effect on the results of our operations. For the year ended December 31, 2004 and 2003, we had exchange losses of $26,796,000 and $45,602,000, respectively, mainly due to the exchange loss on the 5% Mandatory Exchangeable Notes denominated in Swedish Krona. For the years ended December 31, 2002, we had an exchange loss of $23,483,000. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars we receive is affected by fluctuations of exchange rates for such currencies against the U.S. dollar. We generally do not hedge our foreign currency exposure.

        Our ability to reduce our foreign currency exposure may be limited by restrictions on borrowings in local currency.

        At the venture level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. Our ability to reduce our foreign currency exchange exposure may be limited by restrictions on borrowings in local currency. For example, under the State Bank of Pakistan regulations in Pakistan, foreign controlled services sector companies, such as our Pakistan operations, are required to meet certain financial ratios to engage in long-term borrowing in the local market. Pakcom either meets or has obtained waivers with respect to these ratios. Our other Pakistani operation, Paktel, does not meet all applicable ratios but has received a waiver from the State Bank of Pakistan in respect of its borrowings for the initial phases of its GSM network build-out. If we fail to meet the applicable requirements or obtain a waiver, we expect to finance the later stages of the build-out from cash flows from operations, short-term borrowing or other financing arrangements. In the future Pakcom or Paktel may not meet the required ratios or obtain waivers. Also, we may not be able to fund Pakcom's or Paktel's capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency.

        Potential inflation in local economies may affect some customers' ability to pay for our ventures' services and it may also adversely affect the stability of the cellular operations market in those areas.

        Our operations are dependent on the economies of the markets in which we operate. These markets are in countries with economies in various stages of development or structural reform, most of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of customers to pay for our ventures' services. In addition, these fluctuations affect the ability of the market to support our existing cellular telephone interests or any growth in cellular telephone operations. Also, periods of significant inflation in any of our markets adversely affects our costs and financial condition.

        We are subject to foreign taxes in the countries in which we operate, which reduces amounts we receive from our operating ventures or may increase our tax costs.

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

        Our Pakcom venture has received tax assessment notices from Pakistan's tax authorities relating to, among other things, the disallowance of realized foreign exchange losses and interests in the amount of approximately $12 million. Pakcom has filed petitions disputing these assessments. In some cases, Pakcom has received unfavorable decisions, which it has successfully appealed and is in the process of working towards a close of the issues permanently by using the local alternative dispute resolution system, a new legislative route for closing historical tax issues. Our Paktel venture closed the assessment of prior years on the same basis as obtained for the tax year 2000 providing carried forward tax losses available to tax assessments after fiscal year 2000. If these or other tax assessments are ultimately resolved in a manner unfavorable to us, this will reduce amounts we receive from our Pakistani operating ventures or increase our tax costs.

ITEM 4.    INFORMATION ON THE COMPANY

The Company

        We are a global mobile telecommunications operator with a portfolio of investments in the world's emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

        We have interests in 17 cellular systems in 16 countries, focusing on emerging markets in Asia, Latin America and Africa. As of December 31, 2004, the countries where we had cellular operations had a combined population of approximately 408.8 million. This means that 408.8 million is the number of people who were covered by our licenses (representing the number of people who could receive cellular services under the term of the license if the network covered the entire population). Our total subscribers reached 7.7 million (5.3 million on a proportional basis) as of December 31, 2004.

        As we established an early presence in most of the markets in which we operate, we have been able in most cases to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. We operate primarily with prominent local business partners through companies over which we typically exercise management control.

        Our markets are attractive for cellular services due to low wireline and cellular penetration. Usage of cellular services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the high costs of such services and low levels of disposable income. We believe there is a significant opportunity for further growth of cellular services in our markets due to the reduction in the cost of providing cellular services to the consumer, and due to rising disposable personal income levels. For example, Vietnam and Pakistan, our two largest markets, had cellular penetration rates of only approximately 5.3% and 4.5%, respectively, as of December 31, 2004.

        We have achieved strong growth and operating profitability. For the year ended December 31, 2004, we generated revenues of $921.5 million and had net profit of $68.2 million, or a net profit of $46.4 million if gains and valuation movement on investment securities, fair value result on financial instruments and gain realized on debt exchange are excluded.

        As at December 31, 2004, we had total consolidated debt and other financing of $1,114,413,000.

        The continued improvement in the operating and financial performance of our ventures has allowed us to continue to upstream excess cash to Millicom. During the year ended December 31 2002, we upstreamed $96.7 million, of which $8.8 million was from divested operations. For the year ended December 31, 2003, we upstreamed $129.3 million from 14 of the 15 countries in which we then operated. For the year ended December 31, 2004, we upstreamed $171.0 million from 13 of the 15 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment.

Recent Developments

        The following data reflects our results of operations for the year ended December 31, 2004. This should be read in conjunction with the audited consolidated financial statements included elsewhere in this report.

Summary of Highlights

        Millicom's listing on Stockholmsbörsen (OMX Stockholm or the Swedish Stock Exchange) became effective on March 30, 2004.

        On April 26, 2004 Millicom redeemed the outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into Millicom shares before April 26, 2004.

        On September 22, 2004, Millicom sold its 65% holding in its high speed wireless data joint venture in Argentina, Millicom Argentina S.A., to the local partner.

        On October 25, 2004 Millicom's subsidiary in Pakistan, Paktel, signed agreements with the Pakistan Regulator to switch on its GSM network with immediate effect and to renew its license for 15 years from October 23, 2004 for an amount of $291,000,000 payable over 13 years.

        On November 8, 2004 Millicom was awarded a 10 year license to operate a GSM 900 wireless telephony network in the Republic of Chad.

        On November 8, 2004 Millicom's subsidiary Comvik International Vietnam AB, signed a second memorandum of understanding (MOU) with Vietnam Mobile Telephone Services Company. The MOU expresses the wish of both parties to continue working together in the future in the form of a joint stock company incorporated under the law on enterprises in Vietnam.

        On December 1, 2004, Telemovil, Millicom's subsidiary in El Salvador, extended its cellular license in El Salvador. This license, initially up for renewal in 2006, has now been extended and will expire in 2018.

        On December 2, 2004, Millicom's subsidiary in Ghana, Mobitel, signed a new GSM license agreement replacing the previous agreement. The new license has a term of 15 years and is renewable at expiration for a 10 year period. The payments for the license fee amount to $22,500,000 payable over six years resulting in an initial license value recorded at the present value of cash outflows of $18,537,000.

        In December 2004, the Company raised $209,160,000 in equity through the offering of 9 million shares in the form of Ordinary Shares or Swedish Depository Receipts (SDRs). The shares were issued on December 7, 2004 at a price of $23.24 and the net proceeds were $203,620,000.

        In January 2005 Millicom issued an aggregate principal amount of $200 million of 4% Convertible Bonds due 2010 convertible into Ordinary Shares and/or SDRs. The net proceeds of the offering were paid on January 7, 2005 in the amount of $195,875,000.

        On March 2, 2005 the registration statement for the exchange offer of our 10% Senior Notes was declared effective and the special interest charge ceased to accrue.

        On April 18, 2005 Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The license is for CDMA services. The payment terms are similar to those agreed in 2004 by Paktel, Millicom's other venture in Pakistan. Pakcom will pay a license fee of $291 million, of which 50% is payable over the first three years and the remaining 50% over 10 years. Pakcom is still in negotiations with the PTA regarding the allocation of the spectrum.

Subscriber Growth

        As of December 31, 2004, our worldwide total cellular subscriber base increased to 7,713,201 cellular subscribers from 5,690,542 cellular subscribers as of December 31, 2003. Total cellular subscribers increased by 36% in the year ended December 31, 2004. Particularly significant percentage increases were recorded in Ghana, Senegal, Mauritius, Sri Lanka and Vietnam.

        Our proportional cellular subscriber base increased to 5,332,259 cellular subscribers as at December 31, 2004 from 4,025,577 cellular subscribers as of December 31, 2003. Our proportional cellular subscribers increased by 32% in the year ended December 31, 2004. Of the 5,332,259 proportional cellular subscribers reported as of December 31, 2004, 4,756,113, or 89%, were prepaid customers.

Financial Results for the year ended December 31, 2004

        Total revenues for the year ended December 31, 2004 were $921.5 million, an increase from $647.1 million for the year ended December 31, 2003. Revenues for the year ended December 31, 2004 for South East Asia, Central America and Africa increased by 32%, 84% and 77% to $231.8 million, $305.0 million and $150.0 million, respectively, relative to year ended December 31, 2003.

        Total cellular minutes increased by 31% in the year ended December 31, 2004 compared with 2003.

        In respect of our holding in Tele2 AB shares, we recorded a valuation loss of $127.2 million in the year ended December 31, 2004 compared to a gain of $246.8 million in the year ended December 31, 2003, reflecting the movement in the market price of the Tele2 AB shares. In addition, we recorded a gain of $148.7 million, reflecting the change in the fair value of the embedded derivative on the 5% Mandatory Exchangeable Notes in 2004, compared to a loss of $84.6 million for the period from August 7, 2003 to December 31, 2003.

Change in Accounting Policy

        In 2003 we changed our accounting treatment in respect of the 5% Mandatory Exchangeable Notes and the underlying Tele2 AB shares. As a result, we mark to market on a quarterly basis the value of our holding of Tele2 AB shares, with any resulting changes in fair value of the shares being recorded in the profit and loss statement under the heading "Gain (loss) and valuation movement on investment in securities". We also account for the embedded derivative relating to the corresponding revaluation of the 5% Mandatory Exchangeable Notes and to the potential 30% premium if the price of the Tele2 AB shares is above the reference price in accordance with the terms of the 5% Mandatory Exchangeable Notes, at fair value with any subsequent change in its fair value being recorded in the profit and loss statement. The net impact on our results reflects an economic hedge against a decrease in the price of Tele2 AB shares below the reference price and the gain that we would realize at maturity if the price of the Tele2 AB shares is above the reference price as provided in the 5% Mandatory Exchangeable Notes. Changes in the market value of the Tele2 AB shares will affect our net income (loss) on a quarterly basis until the 5% Mandatory Exchangeable Notes mature in August 2006.

        Under U.S. GAAP, the fair value adjustment of our investment in Tele 2 AB shares is recorded in the revaluation reserve as a separate component of shareholders' equity. Accordingly, under U.S. GAAP, we reclassified the unrealized loss resulting from the change in fair value of the Tele 2 AB shares of $127,158,000 and the gain of $241,163,000 for the years ended December 31, 2004 and 2003 respectively to shareholders' equity.

Completion of Senior Notes Offering

        On November 24, 2003, Millicom completed its offering of $550 million in aggregate principal amount of 10% Senior Notes due 2013 (the "10% Senior Notes"). Millicom used a portion of the net proceeds from such offering to repay in full $395 million of the 11% Senior Notes and used another part of such net proceeds to repay in full $137 million of the 13.5% Senior Subordinated Notes due 2006 (the "13.5% Senior Subordinated Notes") on December 29, 2003. See "—Results of Tender Offer and Consent Solicitations" below and "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview".

History

        Millicom International Cellular S.A., a stock corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg, was formed in December 1990 by two of the cellular industry's early pioneers, Kinnevik and Millicom Incorporated, a Delaware corporation ("Mil-Inc"), to hold certain of their cellular interests in 12 countries.

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

        From early 1983, Kinnevik and Mil-Inc began jointly applying for cellular telephone licenses internationally. The first successful joint application resulted in the award of a cellular license for Hong Kong in 1983. In 1990, after approximately seven years of co-operation, 12 successful license bids and the establishment of cellular operations in a number of markets, Kinnevik and Mil-Inc agreed to form Millicom for the purposes of managing the development of these operations and pursuing new licenses. At the date of formation, the Millicom common stock was owned approximately 49% by Kinnevik and 46% by Mil-Inc. Millicom subsequently disposed of the joint venture in Hong Kong to fund its continuing development.

        Millicom's principal executive offices are located at 75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg, European Union. Our telephone number is: +352 27 759 101. Millicom's web site is: http://www.millicom.com.

The Merger

        In 1993, it was determined that a merger of Mil-Inc and Millicom could accomplish goals sought by both companies.

        Under an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated September 21, 1993, as amended, between Millicom, MIC-USA Inc (MIC-USA"), a wholly owned subsidiary of Millicom, and Mil-Inc, Mil-Inc was merged (the "Merger") with and into MIC-USA on December 31, 1993 (the "Effective Date"). The outstanding shares of Mil-Inc common stock were exchanged for approximately 46.5% of the Millicom common stock (exclusive of the additional merger shares described below). Kinnevik held the remaining 53.5% of Millicom common stock.

        Immediately prior to the Merger, substantially all of the operations other than the cellular telephone operations and certain related liabilities of Mil-Inc were transferred to Great Universal, Inc., a Delaware corporation at that date an indirect wholly owned subsidiary of Millicom ("Great Universal"). Both Millicom and Great Universal have separate management and transactions between Great Universal, both MIC and our affiliates are subject to certain restrictions as described below.

        Following the Effective Date, Millicom contributed to the capital of Great Universal an aggregate of 211,864 shares of Millicom common stock, par value $2 each, calculated at the time of issuance as having an aggregate value of $5,027,000.

Merger Warrants

        Immediately prior to the Merger, Mil-Inc stockholders received from MIC-USA warrants to purchase from MIC-USA 100% of the shares (3,867,287 shares) of Great Universal common stock for a purchase price equal to $1.30 per share (the "Warrants"). The purpose of the warrant distribution was to afford Mil-Inc stockholders the opportunity to participate in the future prospects of such non-cellular businesses and to reduce or eliminate Millicom's interests in such businesses in the event the Warrants are exercised. The Warrants are not transferable except in certain limited circumstances. They became exercisable on January 1, 1999 and expire six months after an initial public offering of Great Universal on a public market in the United States, unless extended under certain circumstances (the "Warrant Expiration Date"). At present, no registration statement relating to the shares of Great Universal (and, subsequent to the reorganization described below, Modern Holdings) underlying the Warrants has been filed with the U.S. Securities and Exchange Commission.

        On December 31, 1993, Great Universal and Millicom entered into an agreement under which, as an inducement to Millicom to contribute its common stock to Great Universal, as described above, Great Universal granted to MIC-USA an option (the "Put Option") to require Great Universal to purchase from MIC-USA the shares of Great Universal common stock not acquired by exercise of the Warrants. Additionally, Millicom granted to Great Universal the option (the "Call Option") to purchase from MIC-USA the Great Universal common stock. The purchase price for the Great Universal common stock upon exercise of either the Put Option or the Call Option is an amount equal to the difference between the aggregate exercise price of such Warrants ($5,027,473) and the actual aggregate exercise price of the Warrants exercised prior to their expiration. The Put Option and the Call Option are exercisable as to all of the remaining Great Universal common stock for a period of 20 days commencing on the day following the Warrant Expiration Date. Great Universal may pay the purchase price for the Great Universal, Inc. common stock by delivering to MIC-USA that number of the shares of Millicom common stock which in the aggregate equals the purchase price, based upon the last sale price of Millicom common stock as quoted on the NASDAQ National Market on the Warrant Expiration Date.

        If all of the Warrants are exercised or all of the shares of Great Universal common stock not acquired by exercise of the Warrants are repurchased by Great Universal, will have no further ownership interest in Great Universal. Certain of Millicom's management and shareholders who became holders of Warrants as part of the Merger may become shareholders of Great Universal or may participate in the management of Great Universal if they choose to exercise the Warrants. From December 30, 1993, the date on which the Warrants were issued, until the Warrant Expiration Date,

Millicom may not consummate a transaction with Great Universal or any of its affiliates that involves the sum of $1,000,000 or more unless Millicom and Great Universal shall have received an opinion from an independent investment bank that such transaction is on terms at least as favorable as those that can be obtained from an unrelated third party. In the event that the Warrants are not exercised prior to the Warrant Expiration Date, management will evaluate other plans to dispose of Great Universal upon the expiration of the Warrants.

        In June 1999, Great Universal effected a reorganization of itself and its subsidiaries. In this reorganization, Great Universal was merged into Great Universal LLC and operations were spun-off into two separate businesses: Great Universal, Inc. and Modern Holdings Incorporated (formerly known as XSource Corporation). Great Universal, Inc. holds the subsidiaries in teleservices, television and media and specialized electronics industries, and Modern Holdings Incorporated holds the subsidiaries in the integrated network services industries.

        Great Universal LLC holds 100% of common shares in Great Universal, Inc. and 52.7% of common shares in Modern Holdings Incorporated. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale securities. As of December 31, 2004 and 2003 the shares in Modern Holdings were not listed on a public market. The carrying value of this investment is $2,950,000 as of December 31, 2004 (2003: $2,950,000). In 2004, Millicom's management determined that no change in fair value should be recorded. Under IFRS, Millicom does not consolidate its investment in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to Millicom. Further, due to the existence of warrants enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom considers that it does not control these companies. The warrants expire six months after the date of a registration statement of Great Universal is declared effective by the U.S. Securities and Exchange Commission.

        Following this reorganization and under the Warrant agreement, each warrant entitles the holder to purchase one share of Great Universal, Inc. common stock and 2.0721 shares of Modern Holdings Incorporated common stock at an exercise price of $1.30 per Warrant, subject to adjustment. Following this reorganization, the rights and obligations of MIC-USA arising from the Warrant agreement and the Put Option and the Call Option agreement referred to above were assigned to Great Universal LLC. Under the terms of the Merger, Great Universal LLC continues to indemnify Millicom against certain contingent liabilities.

        On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal, Inc. to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of Millicom's investment in Great Universal, Inc. This amount is recorded in "Investment in other securities". During 2002, Millicom recorded an impairment loss for 100% of this asset due to uncertainty concerning its recoverability.

        Great Universal, Inc. is contingently liable for any liabilities in respect of the representations and warranties made by Mil-Inc to Millicom under the Merger Agreement and in respect of any United States federal, state and local income tax in excess of $13,544,000 which may be payable by Mil-Inc for 1993 and prior years.

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

        The Company uses analog and digital technologies that are widely used throughout the world. GSM is a digital standard for cellular telephone systems that the majority of European Union countries have adopted as a common standard. Commercial launch in several European countries commenced in 1992. GSM offers increased value-added services and enables transmissions to be made in encrypted form so that conversations cannot easily be intercepted. The GSM system allows subscribers to use their cellular telephones in any country where the GSM system has been adopted, providing increased mobility and flexibility. GSM systems are being used in over 200 countries and territories. Advanced Mobile Phone System (AMPS) is the analog standard developed for and used in North America. Total Access Communication System (TACS), or Time Division Multiple Access (TDMA), is the system most widely used in North and South America and works by dividing a radio frequency into time slots and then allocating slots to multiple calls. TDMA is one of the world's most widely deployed digital wireless systems and it provides a common evolutionary path for analog AMPS networks. In the United States, a number of digital standards have been developed and are being deployed in existing AMPS networks. One of them is CDMA or Code Division Multiple Access, which is also popular in South America and in the Asia-Pacific region. An enhanced version of CDMA is the technology used for the third generation mobile systems (3G) called WCDMA and CDMA2000 1X. What all 3G networks have in common is that they support high data bandwidth applications such as full motion video, video conferencing and full Internet access to mobile devices. Universal Mobile Telecommunications System (UMTS) is a type of 3G mobile technology which allows, besides voice and data, the delivery of audio and video to wireless devices anywhere through fixed, wireless and satellite systems. We launched the first 3G/UMTS in Africa in our operation in Mauritius on November 29, 2004.

        Operating Characteristics.    The cellular telephone industry is typically characterized by high fixed costs and low variable costs. Until technological limitations on total capacity are approached, additional cellular telephone system capacity can usually be added in increments that closely match demand and at less than the proportionate cost of the initial capacity. The industry has also seen declining equipment prices in real terms. Once revenues exceed fixed costs, incremental revenues are expected to yield a high incremental operating profit, giving cellular telephone system operators an incentive to stimulate and satisfy demand for service in the market. The amount of profit, if any, under such circumstances is dependent on, among other things, prices and variable marketing costs, which, in turn, are affected by the amount and extent of competition. As competition increases in markets, prices have fallen with the result that revenues and operating profits increase at a lower rate than subscriber growth. In addition, as penetration rates increase there is a tendency for a higher proportion of new subscribers to use prepaid cards. Prepaid subscribers tend to have lower usage than credit subscribers, however, the operating margin is generally higher than with credit subscribers as the risk of bad debt is eliminated and there is no subsidizing of handsets.

Development of the Cellular Telephone Industry

        Cellular Telephony in Developed Countries.    The first cellular telephone networks were introduced in Scandinavia in the early 1980s and experienced modest growth for the first few years. Over the last 10 years, however, cellular telephony has grown rapidly. All developed countries now have cellular telephone service and levels of penetration increased substantially in these countries. Worldwide subscribers at December 31, 2004 were nearly 1.4 billion according to EMC.

        Given the rapid growth of cellular telephone subscribers in developed countries and high levels of penetration, the industry is increasingly introducing new technology that will expand capacity and improve service, including the introduction of digital cellular telephone networks and the ability to access the Internet from handsets. In industrialized nations, cellular operators are in the process of introducing "third generation" mobile technology that will permit always-on faster access to the Internet and voice and data transmissions.

        Cellular Telephony in Developing Countries.    While the cellular telephone industry is well-established in the developed world, the cellular telephone industry in the developing world is still in its infancy. Millicom believes that cellular telephony will continue to grow rapidly in developing countries because of the poor quality of the existing wire-line service, the unsatisfied demand for basic telephone service and the increasing demand from users who want the convenience of cellular telephones. In some countries the cellular telephone network provides significantly improved access to the local and international wire-line network compared with the existing wire-line service. In addition, developing countries are expected to benefit both from better technology and lower equipment costs than those at comparable stages of market development in developed countries. Penetration rates (the number of subscribers per 100 people) are substantially lower in developing countries than in developed countries. Consequently, Millicom believes that its markets offer high growth potential.

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

Operational Level Financing

        We finance our operations on a project-by-project basis at both the operational and parent entity level. Once a license is awarded, we make an initial investment in the form of equity and, in some cases, debt. The local operation typically is granted between six and 12 months to build out its initial cellular telephone network. During this initial phase, we frequently supplement our investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by Millicom. We seek to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where practicable, we endeavor to obtain financing in local currencies and without recourse to Millicom. However, Millicom may guarantee such project financing for an initial period until certain performance targets are achieved. We intend to continue to pursue a project-by-project approach to fund our systems. If additional investment is required from us, we seek, whenever possible, to fund such investment through shareholder loans from Millicom. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of December 31, 2004, approximately 55% of our debt at the operational level was denominated in local currency.

Millicom Level Entity Financing

        Millicom's total consolidated indebtedness as of December 31, 2004 was $1,114,413,000 and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $700,422,000. In 2003, we implemented a restructuring plan to improve our liquidity by reducing our debt service obligations. This plan substantially decreased our annual interest payments. Our annual interest expense for the years ended December 31, 2004 and 2003 was $109 million and $135 million, respectively. Our interest obligations of $15,490,000 per annum in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes, and which will be settled by their sale. In addition, of our consolidated indebtedness, $365,006,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares in respect of which no repayment in cash is required.

Management Structure

        We operate in five major geographic regions of the world: South East Asia, South Asia, Central America, South America and Africa.

        We manage these regional operations through five cluster managers, each of whom typically is responsible for two to four countries and acts as company manager in the largest country in the region. Each cluster manager reports directly to Millicom's chief operating officer. We believe this structure allows us to maintain a high degree of coordination, cooperation and cross sharing of information among the various cluster managers while providing a degree of regional responsibility that ensures quick and effective decision making.

        We operate primarily through operations with prominent local business partners, over which we typically exercise management control. While the day-to-day management of our operations is the responsibility of the local management, which implements the decision of Millicom's board of directors, the general manager and other key personnel of our operations are appointed by us or in co-operation with our partners. In addition, members of senior management of our operations also typically receive Millicom stock options as part of their compensation and incentive packages.

Operational and Financial Control

        We actively manage our operations through:

  •
  recruitment and selection of local management, which is subject to the approval of Millicom's board of directors;

  •
  development of business plans in conjunction with local management;

  •
  approval of all significant capital expenditures by the board of directors of Millicom;

  •
  development of the cellular telephone network design and expansion plan with local technical management;

  •
  standardized weekly and monthly reporting and review and an annual budgeting process; and

  •
  supervision and support by our internal auditors and marketing, administrative, and legal personnel.

        We seek to obtain a controlling ownership of our operations. In most cases, where we hold less than a majority of the shares in an operation, we manage our operations through stockholders' agreements or similar arrangements, special rights with respect to board representation or special voting rights. Such provisions provide us with the means to approve or disapprove actions proposed by our partners. In some cases the stockholders' agreements contain buyout, arbitration or other procedures that can be invoked in the event of a fundamental disagreement among us and our partners.

License Acquisition

        In obtaining our licenses, we generally establish a venture with one or more prominent local business partners to apply for a cellular telephone license. We consider that the selection of the local partner, the technical and financial expertise that we provide to the license application and our successful track record as an international provider of cellular telephone services are the critical factors for a successful license bid. In most cases, the local partner is instrumental in obtaining the license and maintaining contact with the local telecommunications agency, post office, or relevant government department or otherwise plays an important role in ensuring the success of the venture company. In some markets, after the award of the license, the local partner continues to take an active interest in the management of the venture.

        Licenses are generally sought through a competitive application process in which the license is awarded on the merits of the application. We generally avoid cash auctions for cellular telephone licenses. In some cases, our ventures pay royalties on revenue or income to governments, and all of our cellular ventures pay interconnection fees to other telecommunications operators during the license period. Although the pursuit of cellular telephone licenses is usually highly competitive, our venture companies have been successful in obtaining licenses in preference to other ventures whose participants have often included major international telecommunications companies.

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

Operations and Investments

        Descriptions of the operations of each of the ventures and other related businesses are provided below. The description of our cellular operations has been divided into the following sub-sections:

  •
  South East Asia, Millicom's cellular operations in South East Asia, comprising Cambodia, Lao People's Democratic Republic and Vietnam.

  •
  South Asia, Millicom's cellular operations in South Asia, comprising Pakistan and Sri Lanka.

  •
  Central America, Millicom's cellular operations in Central America, comprising El Salvador, Guatemala and Honduras.

  •
  South America, Millicom's cellular operations in South America, comprising Bolivia and Paraguay.

  •
  Africa, Millicom's cellular operations in Africa, comprising Ghana, Mauritius, Senegal, Sierra Leone, Tanzania and Chad.

        As of December 31, 2004, we also had an investment in high-speed cellular data services in Peru which we are planning to exit.

        The table below sets forth our revenue by geographical segment, in percent of total revenues, for the periods indicated.

	2004	2003	2002
South East Asia	25%	27%	23%
South Asia	12%	16%	14%
Central America	34%	27%	28%
South America	12%	15%	18%
Africa	16%	13%	10%
Other	1%	2%	2%
MIC Systems (divested in 2002)	0%	0%	5%
Total	100%	100%	100%

        In the country descriptions of our ventures in "Business", we have indicated any instances where the operations of our ventures, or our relationships with our venture partners, are different from the description given under the captions above.

Cellular Operations

        The following table shows certain information for each of Millicom's cellular operations as at December 31, 2004.

Market	Ownership	Method of Consolidation(1)	Start-Up Date	Technology(2)	Estimated Population of Area under License(3)	Cellular Penetration as of December 31, 2004(4)	Total Number of Subscribers as of December 31, 2004(5)
	(percent)				(millions)	(percent)	(000's)
South East Asia
Cambodia	58.4%	JV	1997	GSM	13.4	6.4	609.7
Lao People's Democratic Republic(6)	74.1%	S	2003	GSM	6.1	5.1	40.3
Vietnam(7)	80.0%	S	1995	GSM	82.7	5.3	1,849.4
South Asia
Pakistan—Pakcom	61.3%	S	1990	TDMA/AMPS	—	4.5	534.7
Pakistan—Paktel	98.9%	S	1990	GSM/TDMA/AMPS	159.2	4.5	481.6
Sri Lanka	99.9%	S	1989	GSM/TACS	19.9	10.9	442.5
Central America
El Salvador(8)	100.0%	S	1993	GSM/TDMA/AMPS	6.6	23.5	534.3
Guatemala	55.0%	JV	1990	GSM/TDMA/AMPS	14.3	18.8	672.7
Honduras	50.0%	JV	1996	GSM/CDMA/AMPS	6.8	9.3	490.0
South America
Bolivia	100.0%	S	1991	TDMA/AMPS	8.7	20.3	414.1
Paraguay	96.0%	S	1992	GSM/TDMA/AMPS	6.2	18.0	523.3
Africa
Ghana	100.0%	S	1992	GSM/TACS	20.8	6.5	277.0
Mauritius	50.0%	JV	1989	GSM/3G	1.2	41.0	167.6
Senegal	75.0%	S	1999	GSM	10.9	9.9	339.9
Sierra Leone	70.0%	S	2001	GSM	5.9	2.7	33.4
Tanzania(9)	84.4%	S	1994	GSM/TACS	36.6	4.8	302.7
Chad	87.5%	S	2004	GSM	9.5	—	—

Grand Total					408.8		7,713.2

(1)
JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting which combines our assets, liabilities, income and expenses with our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest.

  S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

  Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence it has over the day-to-day operations of the above ventures.

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

(3)
Source: U.S. Central Intelligence Agency's "The World Factbook" for 2004.

(4)
Based on number of subscribers. Source: EMC, an independent cellular market research firm.

(5)
Proportional subscribers at December 31, 2004 were 5,332,259.

(6)
Following the restructuring of Millicom's holding in December 2004, Millicom now has a 74.1% equity interest in Millicom Lao Co., Ltd. Mr. Zaman, a private business partner and senior executive vice-president of Millicom now owns 3.9% of Millicom Lao.

(7)
Comvik International (Vietnam) AB ("CIV"), a 80% owned subsidiary of the Company, and Vietnam Mobile Services Co. ("VMS") have entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam ("Mobifone"). This revenue sharing agreement, which had a 10-year term starting on May 19, 1995, provides that CIV would receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the revenue sharing agreement was amended to state that Millicom will continue to receive 50% of net revenue in years six through ten of the contract agreement. CIV contracted to invest a total of $209.5 million, of which approximately $181.9 million has been disbursed as of December 31, 2004. At the time the revenue sharing agreement expires, on May 18, 2005, legal title to all equipment will be transferred to VMS at a price of $1. This equipment is depreciated accordingly. Proportional subscribers for our operation in Vietnam are computed based on 50% of our 80% owned subsidiary, CIV, or 40% of Mobifone's total subscribers. See "—Asia—Vietnam". See also, in the Risk Factors section, the following risk factor: "The agreement under which we conduct our operations in Vietnam, which is our largest contributor to revenue, expires on May 18, 2005, unless extended. We do not exercise management control over Mobifone."

(8)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and were deemed to have a 100% economic ownership in our operation in El Salvador, while Millicom's legal ownership interest remained at 70% until the final settlement date of the acquisition price. Accordingly, we accounted for our operation in El Salvador as a 100% owned subsidiary since September 15, 2003. In December 2004, Millicom settled the full acquisition price, bringing its legal ownership interest in the operation in El Salvador to 100%. See "Operating and Financial Review and Prospects—Results of Operations".

(9)
On February 5, 2004 Millicom acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, Millicom consolidates Millicom Tanzania Ltd as a subsidiary.

        The following table shows certain estimated information regarding Millicom's competitive position in each of its markets as at December 31, 2004. This information was compiled based on data provided by EMC, an independent cellular market research firm. Millicom believes that the reliability of this information is uncertain. Millicom operates in developing economies and markets and believes that the data research available in these countries is not always accurate, consistent or verifiable. Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of Millicom in comparison to its competitors.

Estimated Range of Market Share Ranking at December 31, 2004(1)
Estimated Market Position at December 31, 2004(1)
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%	Less than 10%
South East Asia
Cambodia	Millicom	—	Cambodia Shinawatra CaSaCom	Camtel	1 of 4
Lao People's Democratic Republic	Lao Telecom	—	Millicom	LAT ETL	2 of 4
Vietnam	Vinaphone	Millicom	—	SLD Telecom Viettel	2 of 4
South Asia
Pakista—Pakcom	PMCL	—	Millicom(2) PTML	—	3 of 3
Pakistan—Paktel	PMCL	—	Millicom(2) PTML	—	3 of 3
Sri Lanka	MTN Networks	—	Millicom Mobitel	Hutchison	2 of 4
Central America
El Salvador	—	Millicom CTE Telecom Personal	Telefonica Moviles Digicel	—	1 of 4
Guatemala	—	Sercom	Millicom Consultora de Inversiones BSC Communicacion es y Cia Telefonica Centroamerica	—	2 of 4
Honduras	Millicom	Megatel de Honduras	—	—	1 of 2
South America
Bolivia	Movil de Entel	—	Millicom Nueva Tel	—	2 of 3
Paraguay	—	Millicom Nucleo	Hola Paraguay	HT Paraguay	1 of 4
Africa
Ghana	Scancom	—	Millicom One Touch	Kasapa	2 of 4
Mauritius	Cellplus	Millicom	—	—	2 of 2
Senegal	Sonatel	Millicom	—	—	2 of 2
Sierra Leone	Celtel	Millicom	—	—	2 of 2
Tanzania	Vodacom		Millicom Celtel	Zanzibar Telecom	3 of 4

(1)
Based on number of subscribers. Source: EMC, an independent cellular market research firm.

(2)
Represents combined market position of Pakcom and Paktel. As of December 31, 2004, two new entrants into the Pakistani market had not yet started operations (see "Information on the Company—South Asia-Pakistan").

        The following table presents, at the dates and for the periods indicated, selected operating data for each of Millicom's cellular operations.

	As at December 31,
				Prepaid Subscribers as Percentage of Total Subscribers
	Total Subscribers
Market
	2004	2003	2002	2004	2003	2002
South East Asia
Cambodia	609,704	431,911	325,264	99%	99%	99%
Lao People's Democratic Republic(1)	40,315	17,374	—	100%	100%	—
Vietnam(2)	1,849,288	1,035,582	686,663	73%	73%	72%

Subtotal South East Asia	2,499,307	1,484,867	1,011,927	80%	81%	80%
South Asia
Pakistan—Pakcom	534,734	491,011	344,702	96%	97%	95%
Pakistan—Paktel	481,566	333,169	218,536	96%	93%	85%
Sri Lanka	442,546	368,102	266,372	98%	97%	94%

Subtotal South Asia	1,458,846	1,192,282	829,610	97%	96%	92%
Central America
El Salvador(3)	534,288	465,150	n/a	73%	70%	n/a
Guatemala	672,734	596,078	467,620	86%	84%	74%
Honduras	490,014	351,285	326,508	87%	83%	79%

Subtotal Central America	1,697,036	1,412,513	794,128	82%	79%	76%
South America
Bolivia	414,088	334,319	410,887	95%	93%	94%
Paraguay	523,309	605,057	550,109	85%	89%	89%

Subtotal South America	937,393	939,376	960,996	89%	91%	91%
Africa
Ghana	277,045	117,816	52,060	99%	99%	97%
Mauritius	167,565	136,620	97,137	89%	89%	86%
Senegal	339,884	206,506	97,804	100%	100%	100%
Sierra Leone	33,409	31,699	13,411	100%	100%	100%
Tanzania(4)	302,712	168,863	145,838	100%	100%	96%

Subtotal Africa	1,120,615	661,504	406,250	98%	97%	95%

Total	7,713,201	5,690,542	4,002,911	87%	87%	86%

(1)
Following the restructuring of Millicom's holding in December 2004, it owns a 74.1% equity interest in Millicom Lao Co., Ltd. Mr. Zaman, a private business partner and senior executive vice-president of Millicom now owns 3.9% of Millicom Lao.

(2)
Comvik International (Vietnam) AB ("CIV"), our 80% owned subsidiary, together with Kinnevik (Millicom's controlling shareholder) and Vietnam Mobile Services Co. have entered into a revenue sharing agreement in the form of a business cooperation contract to operate a national cellular GSM system in Vietnam ("Mobifone"). This agreement, which has a 10-year term from May 19, 1995, provides that CIV is entitled to receive 50% of Mobifone's net revenues through May 18, 2005. See "Asia—Vietnam".

(3)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and were deemed to have a 100% econoMillicom ownership in our operation in El Salvador, while Millicom's legal ownership interest remained at 70% until the final settlement date of the acquisition price. Accordingly, we accounted for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. In December 2004 Millicom settled the full acquisition price bringing its legal ownership interest in the operation in El Salvador to 100%. See "Operating and Financial Review and Prospects—Results of Operations".

(4)
On February 5, 2004 Millicom acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, Millicom fully consolidates Millicom Tanzania Ltd as a subsidiary.

        The following table presents, for the periods indicated, revenues for each of Millicom's cellular operations. These figures do not include Millicom's non-cellular operations.

		Revenues
Market	Method of consolidation(1)
		2004	2003	2002
		(in thousands of U.S. dollars)
South East Asia
Cambodia	JV	56,631	40,617	33,203
Lao People's Democratic Republic(2)	S	3,734	1,093	—
Vietnam(3)	S	162,807	129,936	102,457

Subtotal South East Asia		223,172	171,646	135,660
South Asia
Pakistan—Pakcom	S	54,337	50,751	37,796
Pakistan—Paktel	S	34,349	33,135	27,615
Sri Lanka	S	24,563	21,716	17,722

Subtotal South Asia		113,249	105,602	83,133
Central America
El Salvador(4)	S	148,905	39,052	n/a
Guatemala	JV	94,277	78,485	67,731
Honduras	JV	61,852	47,858	48,172

Subtotal Central America		305,034	165,395	115,903
South America
Bolivia	S	41,962	38,358	37,405
Paraguay	S	72,043	60,985	73,740

Subtotal South America		114,005	99,343	111,145
Africa
Ghana	S	35,443	16,803	10,106
Mauritius	JV	15,530	12,002	9,931
Senegal	S	43,785	25,963	15,142
Sierra Leone	S	10,681	6,972	4,084
Tanzania(5)	S	44,540	23,118	22,748

Subtotal Africa		149,979	84,858	62,011

Total		905,439	626,844	507,852

(1)
JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting which combines our assets, liabilities, income and expenses with our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest.

  S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

  Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence it has over the day-to-day operations of the above ventures.

(2)
Following the restructuring of Millicom's holding in December 2004, it owns a 74.1% equity interest in Millicom Lao Co., Ltd. Mr. Zaman, a private business partner and senior executive vice-president of Millicom now owns 3.9% of Millicom Lao.

(3)
Comvik International (Vietnam) AB ("CIV"), our 80% owned subsidiary, together with Kinnevik (Millicom's controlling shareholder) and Vietnam Mobile Services Co. have entered into a revenue sharing agreement in the form of a business cooperation contract to operate a national cellular GSM system in Vietnam ("Mobifone"). This agreement, which has a 10-year term from May 19, 1995, provides that CIV is entitled to receive 50% of Mobifone's net revenues through May 18, 2005. See "Asia—Vietnam".

(4)
Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as non-current asset in the balance sheet under the caption "Investment in other securities". In September 2003, we resolved this dispute and were deemed to have a 100% economic ownership in our operation in El Salvador, while Millicom's legal ownership interest remained at 70% until the final settlement date of the acquisition price. Accordingly, we accounted for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. In December 2004 Millicom settled the full acquisition price bringing its legal ownership interest in the operation in El Salvador to 100%. See "Operating and Financial Review and Prospects—Results of Operations".

(5)
On February 5, 2004 Millicom acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. From this date onwards, Millicom consolidates Millicom Tanzania Ltd as a subsidiary.

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

  •
  Track record of innovation. We believe that innovation is another key to our success. In nearly all of our markets, we were the first to launch branded prepaid cellular services, which now predominate in our markets. We have been the first to focus on non-traditional distribution channels to increase our mass market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced our sales and marketing costs. In addition, because we focus on prepaid services and low costs, we believe we are perceived as a price leader.

  •
  Low operating costs and high capital efficiencies. We have established service in markets that we believe offer high potential financial returns and substantial operational leverage. While we have always had a strategy to control costs, we initiated a stricter centralized cost reduction program for all of our ventures in 2002 that we continue to apply today. We operate sizeable networks covering areas of the highest population and business activity. Any future build out of our network infrastructure will be demand driven. In addition, our migration to GSM will lower our investment per capacity minute with faster payback. Historically, our operations have generated an operating profit before depreciation and amortization within 12 to 18 months of start up.

  •
  Integrated strategy. We have rigorously pursued the many synergies inherent in our multi country operations and the increasing scale in our existing markets. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies and centralized negotiation of financing and of supply contracts for network and subscriber equipment. For example, our operation in Laos has been able to draw on the operational and managerial experiences and resources of our operations in Cambodia and Vietnam, which allows us to operate in Laos with a low cost base.

  •
  Diversified operations. We believe our 17 operations in 16 countries on three continents provide a balance of established cash flow generation and high-growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency. For example, we have continued to grow our total subscriber base and operating profitability over the last years despite economic difficulties in South America.

  •
  Highly skilled senior management. Our highly skilled senior management combines the extensive experience of senior managers from the telecommunications industry with experienced executives from the fast-moving consumer goods sector, whom we recruited over the last years. Many of our senior executives have spent more than 10 years working in emerging markets and have demonstrated their ability to manage costs while rapidly growing the business and to start up and successfully integrate new businesses.

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

  •
  Improving cost efficiencies and capturing synergies. We continue to seek ways to further reduce our cost base by rationalizing our operations since initiating, in 2002, a stricter centralized cost reduction program across our operations, which lowered our costs and which we continue to apply today. In addition, we expect to realize additional synergies across our operations, such as sharing of information, human resources, best practices and technologies and centralized negotiations of financing and of supply contracts for network and equipment handsets.

  •
  Benefit from migration to the GSM standard in certain of our markets. Our Asian and African businesses are GSM-based. In Pakistan, GSM services started in late 2004 and are being rolled out to an increasing number of our customers. In Latin America, we introduced GSM systems (including SMS) in Paraguay, Guatemala, Honduras and El Salvador in 2004. The equipment costs relating to GSM have decreased significantly over the last few years. We believe that GSM will increase our revenues and returns by enabling us to introduce new value-added services and roaming services while lowering our infrastructure and maintenance costs. GSM also offers our customers greater choice of handsets at a lower cost with improved functionality.

SOUTH EAST ASIA

Background

        South East Asia comprises our Asian cellular telephone operations with interests in three cellular operations in three markets: Cambodia, Lao People's Democratic Republic and Vietnam. In South East Asia we also operate an international gateway and a high-speed data business in Cambodia. Our South East Asia's license areas covered approximately 102.2 million people as of December 31, 2004.

Cambodia

        1999 was Cambodia's first full year of peace in 30 years. Since then progress was made on economic reforms and growth. Cambodia's growth has averaged 6 to 7% been during 1999-2003 largely due to an agricultural jump due to favorable weather conditions. Real GDP grew by 5.2% in 2003 and was estimated to slow down to 4.3% in 2004 as the agricultural sector slows down and structural weaknesses constrain non-agricultural growth. Tourism and garment export are now Cambodia's fastest growing industries. However, the elimination of garment quotas under the World Trade Organization (WTO) rules starting in 2005 will put this part of growth at risk. The long-term development of the economy after decades of war remains a challenge. The population lacks education and productive skills, particularly in the rural areas, which suffer from an undeveloped infrastructure and from land ownership issues. Lack of good governance, lack of political commitment to judicial and legal reform, and lack of overall progress on structural reform continue to dampen foreign investment and delay foreign aid. The government is addressing these issues with assistance from bilateral and multilateral donors. Cambodia joined the WTO in 2004. Cambodia's population was approximately 13.6 million in 2004.

        We have a 58.4% equity interest in CamGSM Company Limited ("CamGSM"). The remaining 41.6% of CamGSM is owned by a Cambodian company, Royal Group of Companies Ltd ("RGC") (38.5%) and a private business partner, Mr. Muhammed Akhtar Zaman (3.1%), who is a senior vice president of Millicom. Millicom and RGC entered into a joint agreement in November 1997 to operate a GSM mobile cellular telephony network throughout Cambodia. Under this agreement, Millicom and RGC appoint four and three directors, respectively, and one director as Chairman and Vice-Chairman, respectively, of CamGSM. The board decides major issues such as approving the annual business plan, approving any distribution of profits, the employment of senior officers, and termination and liquidation of CamGSM, subject to shareholder approval. RGC is responsible for the provision of business facilities and assisting the joint venture in obtaining government licenses and approvals. Millicom is entitled to a 62.3% profit distribution with 34.4% to RGC and 3.3% to Mr. Muhammed Akhtar Zaman, respectively. Because the shareholders' meeting requires minority shareholder participation, and because the board meeting requires the participation of the board representative of the minority shareholder, the minority shareholder can effectively block the vote at both the shareholders' and board meetings by not participating in the meeting. Millicom therefore accounts for this operation as a joint venture.

        On April 20, 1996, CamGSM was awarded a 25-year license to operate a nationwide GSM cellular network, the first such license granted in that country. In July 1999 the license was extended to 35 years. The annual license fee payable to the Ministry of Posts and Telecommunications of Cambodia ("MPTC") for the years 1999 to 2001 was 10% of gross revenue, net of interconnection and certain other charges. This fee increased to 15% from 2002 onwards.

        The operation commenced commercial service in Phnom Penh in 1997 and coverage has since then been expanded significantly to cover five regional capitals as well as all provinces and major towns. We are the only operator with coverage in all provinces and major towns.

        CamGSM's network is based upon the GSM standard. As of December 31, 2004, CamGSM's network consisted of 258 cell sites covering approximately 23% of the population.

        Cambodia has a calling party pays system.

        CamGSM has two principal competitors in the cellular telephony market in Cambodia, each of which operates a GSM network: Shinawatra; and CaSaCom, a joint venture between Samart and Telecom Malaysia. According to EMC and independently verified incidence figures, as of December 31, 2004, CamGSM had the number one market position. Coverage in the provinces and major towns is a principal area of competition relative to other market participants. MPTC functions as both a regulator and operator in Cambodia, and there have been recent efforts to revise the Law on Telecommunications to provide for a separate and independent regulatory body.

        In addition to our cellular telephony operation, since November 2000, we also operate an international gateway in Cambodia, under the name Royal Telecam International Limited ("Telecam"), facilitating both incoming and outgoing international traffic. The license is for 25 years from November 2000, subject to renewal for an additional five-year period. Millicom owns 57% of Telecam with the remaining 40% owned by a Cambodian company and 3% held by our private business partner, Mr. Muhammed Akhtar Zaman, who is a senior vice president of Millicom. The license fee is 51% of gross revenues, net of interconnection and accounting/settlement rates. Telecam's joint venture arrangements are similar to those of CamGSM. Millicom accounts for its operations in Cambodia as a joint venture.

        Since January 2001, we have also provided cellular broadband services in certain cities in Cambodia and, through a joint venture with the Cambodian Ministry of Information, broadcast-to-air UHF television services.

Lao People's Democratic Republic

        The government of Laos, one of the few remaining official Communist states, began decentralizing control and encouraging private enterprise in 1986. As a result, growth averaged 6% in 1988-2003. Despite this high growth rate, Laos infrastructure remains less developed than neighboring countries. It has no railways, main highways are being surfaced but the bulk of the network remains dirt tracks. There are now 5 licensed Telecom Companies operating 4 GSM networks, 2 fixed telephone networks and one WLL network. Internet remains very slow and expensive, International calls are a state monopoly with high price and poor quality. Electricity supply is available in urban areas and is being deployed along roads and tracks in rural areas. Subsistence agriculture accounts for 49% of GDP and provides 80% of total employment. The economy will continue to benefit from aid from international institutions (e.g., World Bank, Asian Development Bank) as well as bilateral government aid. Significant foreign investment remains limited to large hydropower projects and mining.

        Following the restructuring of our holding in 2004, we now have a 74% equity interest in Millicom Lao Co. Ltd. ("Millicom Lao"), an operation providing GSM telephone services in Lao PDR. The Government of Laos owns 22% of Millicom Lao. Mr. Zaman, a private business partner and senior executive vice-president of Millicom, owns 4% of Millicom Lao.

        In January 2002, we were awarded a 20-year license to operate in Laos. The annual license fee is $100,000 per year plus 2% of net airtime revenues. The joint venture commenced operations in April 2003 under the TANGO brand and offers prepaid GSM mobile phone services for domestic customers and roaming services in Laos for the subscribers of more than 100 partner networks.

        Millicom Lao operates a digital network using the GSM 900/1800 standard, with coverage in 16 provinces (out of 18). National coverage was launched in early 2005. In the near future Millicom Lao will continue increasing its capacity in Vientiane and further develop its nationwide coverage.

        Laos has a calling party pays system.

        We compete with three other GSM operators in Laos. Laos Telecommunications Company, which is a joint venture between Shinawatra and the government of Laos, ETL, which is wholly owned by the government of Laos, and LAT which is owned by the Laotian Ministry of Defense and operates a GSM 900 network. As of December 31, 2004, our Laos joint venture had the number two market position behind Laos Telecommunications Company. The local regulator, MCPTC, functions as both regulator and operator.

Vietnam

        Vietnam is an emerging market that is still recovering from times of war, the loss of financial support from the former Soviet bloc, and the rigidities of a centrally planned economy. Growth has risen steadily since 2000, with a figure of 7.7% real GDP growth achieved in 2004 despite the background of global slow-down. These numbers still mask major difficulties in economic performance. Many domestic industries have reported large stockpiles of inventory and tough competition from more efficient foreign producers. Meanwhile, Vietnamese authorities have moved to implement the structural reforms needed to modernize the economy and to produce more competitive, export-driven industries. Entry by Vietnam into the World Trade Organization, which the Vietnamese government hopes will occur by 2006, is a key goal of the Vietnamese government and many bi-lateral trade agreements have been, or are in the process of being, signed with major trading partners. This includes a Market Access Agreement signed with the European Union on March 31, 2005 which includes a clause for all EU investors in the telecommunications sector operating under Business Cooperation Contracts with Vietnamese operators to have the possibility to renew current agreements or to convert them into another form of establishment with conditions no less favorable than those they now enjoy.

        We have an 80% equity interest in Comvik International (Vietnam) AB ("CIV"), which has entered into a business cooperation contract ("BCC") to operate a nationwide cellular GSM network in Vietnam known as Mobifone. The remaining 20% interest in CIV is held by our private business partner, Mr. Muhammed Akhtar Zaman, who is a senior vice president of Millicom. Service commenced in July 1995 and covers all provinces, including the important cities of Hanoi, Ho Chi Minh City and Da Nang. Mobifone operates a digital network based upon the GSM standard. As of December 31, 2004, Mobifone's network consisted of 1050 cell sites covering approximately 66.8% of the population.

        CIV, together with Millicom's controlling shareholder Kinnevik and Vietnam Mobile Services Co. ("VMS"), a government owned company, entered into the BCC in 1994. In 1995 the Vietnamese State Committee gave final approval for this agreement, and a license to provide cellular service throughout the entire country was issued to VMS.

        The BCC has a 10-year term, provides for revenue sharing between CIV and VMS, and sets out certain obligations of the parties, including CIV's obligations to make certain investments in network infrastructure and to provide training and other services to Mobifone. The BCC provides for extension negotiations to commence after eight years of operation, i.e., in 2003. Since then, CIV has held extensive discussions with VNPT and VMS with the aim of securing a long-term business relationship. We proposed extending the BCC for a ten-year period which was refused by the Vietnamese government because an extension of the BCC in its current form is not the form of co-operation preferred by the Vietnamese government going forward. In February 2004 and in November 2004, CIV and VMS signed two Memoranda of Understanding to continue their long term cooperation under the form of a Joint Stock Company ("JSC"). CIV and VMS/VNPT are in the process of negotiating an agreement that would allow CIV to become a shareholder of VMS once it is equitized. We have received no assurance from the Vietnamese government as to when or whether such an agreement will be signed, nor do we know which terms and conditions such an agreement may be subject to. We may not be successful in achieving any interim solution that allows us to continue our business in Vietnam.

        The BCC originally provided that CIV would be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the BCC received an amended investment license which increased CIV's contribution to the BCC and provided for a 50:50 revenue sharing arrangement. CIV initially contracted to invest $128 million in the venture and the full amount of this commitment was met as of December 31, 2003. In connection with the amendments to the BCC in 2000, 2002 and 2003, CIV committed to invest an additional minimum amount of $75 million, of which approximately $56.7 million was disbursed as of December 31, 2004. In October 2004, CIV agreed to convert $6,700,000 of investments into billing and customer care systems, itemized in the original BCC contract as a CIV contribution to the BCC, into additional network investments. As a result of this amendment, CIV's minimum agreed contribution to the venture over the term of the license to May 2005 amounts to $209.5 million.

        Upon expiration of the BCC on May 18, 2005, legal title to all equipment will be transferred to VMS at the depreciated book value of those assets on such date, which will equal $1. If the revenue sharing agreement is not extended or CIV is unable to maintain its operations in Vietnam through another agreement, its telecommunications services will cease on May 18, 2005. In such event, CIV would no longer generate any revenues from cellular operations in Vietnam. CIV's revenues for the year ended December 31, 2004 were $162,807,000 (18% of Millicom's total revenues) and operating profit was $68,183,000 (27%% of Millicom's total operating profits). CIV still needs to disburse, before the end of the revenue sharing agreement on May 18, 2005, approximately $27,639,000 of outstanding capital commitments under the BCC. An impairment charge of $16.6 million has been recorded in the first quarter of 2005 in the consolidated Group accounts to account for the write-down of property, plant and equipment in Vietnam as the BCC expires on May 18. The Vietnam asset impairment is due to a late approval of investments required under the BCC which prevented CIV from generating revenues on these fixed assets. Please refer to the following risk factor in the Risk Factor section: "The agreement under which we conduct our operations in Vietnam, which is our largest contributor to revenue, expires on May 18, 2005, unless extended. We do not exercise management control over Mobifone."

        Under the terms of the BCC, Millicom does not exercise management control over Mobifone. Certain management decisions, such as the decision to make certain capital expenditures and other business policy decisions, are made by an advisory committee comprised of eight members (four of which are appointed by CIV and four of which are appointed by VMS). Although the advisory committee has in the past made decisions based on our recommendations, we cannot assure you that the advisory committee will make decisions based on our recommendations in the future or that it will act in a manner consistent with our interests. In addition, CIV and VMS must agree in writing to amend the BCC, sell all or substantially all of the business assets or terminate any business license. If a dispute occurs between us and VMS and we are unable to resolve it satisfactorily, our results of operations and financial condition would be adversely affected.

        Vietnam is a highly regulated market. The ministry which regulates telecommunications services in Vietnam ("MPT") recently issued a telecommunications ordinance outlining its regulatory policy. The MPT has introduced the concept of "significant market power" (i.e., greater than 30% market share) and adopted regulations which favor competition, including the regulation of end-user tariffs for operators with "significant market power" such as Mobifone. Two new markets entrants are S-Fone, which operates a CDMA network, in July 2003, and Vietel, which operates a GSM network and started operations in October 2004. These operators are allowed to offer tariffs approximately 15%-20% below those operators with significant market power such as Mobifone. The impact of these new operators has been to drive down the tariffs of the existing operators, including Mobifone, which in turn has stimulated market demand. The total market grew by about 80% in 2004, with Mobifone growing by over 800,000 subscribers and maintaining its market share at around 39% of the total market.

        Mobifone has three competitors in the cellular telephony market in Vietnam, the most important one being VinaPhone, which launched GSM services in 1996 and is wholly owned by the Vietnamese government. According to EMC, as of December 31, 2004, Mobifone had the number two market position behind VinaPhone. We anticipate increased competition as the number of GSM and CDMA nationwide operators grows, which is expected to spur further market growth. We attempt to differentiate ourselves from our competitors in the areas of marketing and distribution. The telecoms regulator, MPT, has recently issued a further two new licenses, a CDMA 800MHz license to Hanoi Telecom and a CDMA 450 limited wireless local loop license to VP Telecom. We do not expect that MPT will issue further licenses. MPT is also expected to issue new regulations governing mergers and acquisitions among operators emerging as dominant players over the coming years.

SOUTH ASIA

Background

        South Asia comprises our Asian cellular telephone operations with interests in three cellular operations in two markets: Pakistan (two operations) and Sri Lanka. Our South Asia's license areas covered approximately 179.1 million people as of December 31, 2004.

Pakistan

        Pakistan suffers from internal political disputes, low levels of foreign investment, and a costly ongoing confrontation with neighboring India over the disputed border region of Kashmir. Pakistan's economic prospects, although still marred by poor human development indicators, continued to improve in 2004 following unprecedented inflows of foreign assistance beginning in 2002-2003. Foreign exchange reserves have grown to record levels, supported largely by fast growth in recorded worker remittances. Trade levels rebounded after a sharp decline in late 2001. The Pakistani government has made significant inroads in macroeconomic reform since 2000. Although it is in the second year of its $1.3 billion IMF Poverty Reduction and Growth Facility, the government continues to require waivers for politically difficult reforms. Long-term prospects remain uncertain as development spending remains low, regional tensions remain high, and political tensions weaken Pakistan's commitment to lender-recommended economic reforms. GDP growth will continue to depend on crop performance, dependence on foreign oil leaves the import bill vulnerable to fluctuating oil prices, and efforts to open and modernize the economy remain uneven. Pakistan had a population of about 160 million in 2004.

        Pakistan is our largest market in terms of population. We have two distinct cellular operations in Pakistan, Pakcom Limited ("Pakcom") which we formed in 1990, and Paktel Limited ("Paktel"), which we acquired in November 2000. We manage these operations separately, addressing different market segments with different brands. We have consolidated our support and infrastructure functions to take advantage of available synergies. Following Paktel's receipt of a GSM license and the allocation of the necessary frequency in October 2004, GSM service was launched and Pakcom had about 340,000 GSM subscribers as of March 31, 2005. We expect a significant increase in competition following the launch of GSM services by 2 new entrants. Telenor launched operations on 15 March 2005 and Warid is expected to launch during May 2005. Such competition is likely to result in price erosion, increased acquisition costs as well as increased levels of churn among subscribers.

        Pakcom has experienced a decline in subscribers and will launch a more aggressive acquisition campaign based on the rollout of a CDMA network which is expected to start in 2005. On April 18, 2005 Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The license is for CDMA services. The payment terms are similar to those agreed in 2004 by Paktel, Millicom's other venture in Pakistan. Pakcom will pay a license fee of $291 million, of which 50% is payable over the first three years and the remaining 50% over 10 years. Pakcom is still in negotiations with the PTA regarding the allocation of the spectrum.

        Subject to our agreement with the other shareholders, we may have to reduce our current ownership interest in Paktel and increase our current ownership interest in Pakcom to 70% in each operation.

        In 2004 the government auctioned regional CDMA wireless local loop (WLL) licenses in 14 regions. In each region three sets of licenses using the 1900 Mhz spectrum and one set using the 450 Mhz spectrum were awarded. Four companies used 1900 Mhz licenses to build an almost nation-wide footprint. Operators are moving to use CDMA on WLL to create a parallel mobile network. However, Pakistani regulations establish a limit in that mobility is limited to single cell. WLL was intended to be a technology that competes with fixed line operators. It is possible that these operators will obtain exemptions to permit full mobility and will become competitors in the mobile sector, similar to what has occurred in India.

        In December 2000, the government of Pakistan implemented calling party pays. End-user tariffs in Pakistan are subject to price caps set by the PTA.

        Pakcom and Paktel have four competitors in the cellular telephony market in Pakistan: Telenor (launched in March 2005); Warid Telecom (expected to launch in May 2005); Pakistan Mobile Communications (Private) Limited (PMCL); and Pakistan Telecommunications Mobile Limited (PTML), a subsidiary of PTCL; each operate GSM networks. PTCL is expected to be privatized in 2005. It is expected that 26% of its equity will be sold in exchange for full management control.

        As of December 31, 2004, Pakcom and Paktel had two other competitors: PMCL and PTML. As of December 31, 2004, Pakcom and Paktel had a combined number three market position.

  Pakistan—Pakcom

        We have a 61.3% equity interest in Pakcom. Millicom's partners in Pakcom are Grand Canyon Corporation, Arfeen International and members of the Arfeen family, which together own 38.7% of the equity.

        In early 1990, Pakcom was granted a license to operate a cellular telephone network throughout Pakistan. In 1999, Pakcom received regulatory approval to operate digital services under its existing license. In April 2004, the government issued two new 15 year licenses with frequencies of 13.6 MHZ to two new entrants, Telenor and Warid Telecom, by public auction for $291 million each.

        Pakcom pays a royalty to the PTA at the rate of 2.5% of gross sales revenues (net of leased circuit and public switched telephone network charges paid to Pakistan Telecommunications Company Limited ("PTCL")), which is payable quarterly in arrears.

        We are in the process of reconsidering our strategy on Pakcom, in part as a result of the entry of these new competitors into the market including a possible exit of the business.

        Pakcom's license was due to expire on April 18, 2005. On the same date Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The payment terms are similar to the terms agreed in 2004 by Paktel, Millicom's other subsidiary in Pakistan. Pakcom will pay a license fee of $291 million, with 50% payable over three years and the remaining 50% payable over the following 10 years. Pakcom is still in negotiations with the PTA with regard to the allocation of spectrum.

        Pakcom launched commercial service, providing analog services, in 1990. Pakcom implemented the digitalization of its cellular network and launched TDMA services in Karachi in 2000. As of December 31, 2004, Pakcom's network consisted of 217 cell sites, covering approximately 45% of the population.

        Pakcom competes primarily on the basis of network coverage.

  Pakistan—Paktel

        We have a 98.9% equity interest in Paktel, which we acquired in November 2000. Paktel launched commercial service in 1990. In April 2001, Paktel commenced offering prepaid services under the brand name Tango. In October 2004, Paktel obtained the necessary frequencies and launched GSM services. As of March 31, 2005, Paktel had about 340,000 GSM subscribers and its network consisted of 300 cell sites, covering approximately 45% of the population.

        Paktel was granted a license in early 1990 to operate a cellular telephone network throughout Pakistan. In October 2002, Paktel was granted a modification to its license, allowing it to operate a GSM network and the Frequency Allocation Board of Pakistan awarded Paktel the necessary frequency.

        Paktel pays a royalty to the PTA of 2.5% of gross revenues (net of leased circuit and public switched telephone network charges paid to PTCL, another government entity), which is payable in arrears.

        On October 23, 2004, Paktel, signed agreements with the PTA to operate its GSM network with immediate effect and to renew its license for 15 years from October 23, 2004 for a license fee of $291,000,000. Paktel and the PTA have agreed deferred payment terms under which 50% of the license fee will be paid in installments over the first three years of the license. The second 50% of the license fee will be payable in ten yearly payments from 2008 through to 2017. Payments already made by Paktel for the GSM migration since 2002, totaling approximately $14 million, have been treated as payments towards Paktel's new license fee. Paktel has been awarded additional 1800 spectrum, increasing its total spectrum for its GSM network from 10MHz to 13.6MHz. The agreement followed an earlier failure by the PTA to comply with an agreement to operate Paktel's GSM network.

Sri Lanka

        In 1977, Sri Lanka abandoned statist economic policies and its import substitution trade policy for market-oriented policies and export-oriented trade. Sri Lanka's most dynamic sectors now are food processing, textiles and apparel, food and beverages, telecommunications, and insurance and banking. By 1996 plantation crops made up only 20% of exports (compared with 93% in 1970), while textiles and garments accounted for 63%. Growth was about 3.2% in 2002 and 5.5% in 2003. Sri Lanka's economy continued to grow in 2004 amidst several adverse internal and external shocks. 2004 growth was about 5.5%. Major domestic shocks that had an impact on the economy were the election related uncertainties in early 2004 and the drought that adversely affected a large extent of agricultural areas and hydropower generation. Escalating oil prices were the most significant external shock while the global economic recovery had a beneficial effect in 2004. A growth of 5-6% is estimated for 2005 despite the tsunami that hit Sri Lanka on December 26, 2004. Sri Lanka had a population of almost 20 million in 2004.

        Tensions between the Sinhalese majority and Tamil separatists erupted in violence in the mid-1980s, and the ethnic war continues to fester. After two decades of fighting, the government and Liberation Tigers of Tamil Eelam ("LTTE") began a ceasefire in December 2001, with Norway brokering peace negotiations, and a joint ceasefire accord was entered into in 2002. This ceasefire agreement remains unbroken to date. However, the peace discussions that started with the signing of the ceasefire accord came to a halt in 2003 with the LTTE demanding that an interim self-governing authority be set up until the finalization of the peace discussions, which the government refused.

        We have a 99.99% equity interest in Celltel Lanka (Private) Limited ("Celltel"). The remaining equity interest in Celltel is held by four local individuals. A process has been initiated to purchase these shares.

        Celltel has a license to operate a cellular telephone network, which expires in 2008, covering the entire country. This license was a renewal of Celltel's initial license that was granted in 1988 and expired in 1995. An annual license fee is payable to the Telecommunications Regulatory Commission of Sri Lanka ("TRCSL").

        Celltel operates an analog and a digital network. It launched GSM services in 2000. The GSM network covers greater Colombo and almost all primary and most of the secondary and tertiary towns in the country, other than in the North and East areas where coverage is limited to Trincomalee and Ampari. We provide coverage of the main roads from Colombo to Kandy, Colombo to Puttlam,

Colombo to Kataragama, Colombo to Habarana and other key roads. As of December 31, 2004, Celltel's network consisted of 152 GSM cell sites covering about 40% of the population..

        Sri Lanka has a mobile party pays system and is moving to adopt a calling party pays ("CPP") system, the timing of which is uncertain due to a political stalemate.

        Celltel has three competitors in the cellular telephony market in Sri Lanka: Dialog-MTN Networks, which operates a GSM network and in which Telekom Malaysia is a shareholder; Mobitel, which operates an AMPS and GSM network and in which Sri Lanka Telecom, the national fixed line operator is a shareholder; and Lanka Cellular, which operates both an analog and a GSM network and in which Hutchison Whampoa is a shareholder. In 2004 Celltel held the number two market position behind Dialog-MTN Networks. Celltel competes with the other operators primarily on the basis of branding and distribution. Celltel anticipates that the introduction of CPP will boost market growth, although it is uncertain when this will occur given the lack of will of the government towards moving to CPP primarily due to the increase of telephony costs to the fixed telephone user that CPP introduction would cause.

        In addition to our cellular telephony operation, since early 2003 we have also operated an international gateway in Sri Lanka, facilitating both incoming and outgoing international traffic. The license is for 10 years from 2003.

        Sri Lanka was devastated due to the tsunami that hit the island on December 26, 2004 with more than 40,000 lives lost and hundreds of thousands persons being displaced. Celltel signed a Memorandum of Understanding with the Ministry of Health to reconstruct 40 damaged Gramodaya Health Centers (primary healthcare centers for pregnant women and infants) in the tsunami hit areas. The project is estimated to cost approximately $1,800,000.

CENTRAL AMERICA

Background

        Central America consists of Millicom's cellular operations in Guatemala, Honduras, El Salvador,. Millicom Central America's licenses cover approximately 27.7 million people as of December 31, 2004.

El Salvador

        A 12-year civil war, which cost about 75,000 lives, was brought to a close in 1992 when the government and leftist rebels signed a treaty that provided for military and political reforms. In recent years, this Central American economy has been suffering from a weak tax collection system, factory closings, the aftermaths of Hurricane Mitch of 1998, the devastating earthquakes of early 2001, and weak world coffee prices. On the other hand, inflation has fallen to single digit levels, and total exports have grown substantially. El Salvador's main natural resources are geothermal power, hydro power and petroleum. The trade deficit is being offset by annual remittances from Salvadorans living abroad and by external aid. The US dollar is now the legal tender. Because competitor countries have fluctuating exchange rates, El Salvador faces the challenge of raising productivity and lowering costs. During 2004 the Salvadoran Congress passed legislation to reform the tax code to achieve higher government revenues and coffee prices improved. El Salvador had a population of about 6.5 million in 2004.

        On September 15, 2003, Millicom's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price is guaranteed by Millicom. During this period Telemóvil has an ownership interest in 30% of its own shares, while the record title remains with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, Millicom regained control and began consolidating Telemóvil at 100% since September 15, 2003. The legal ownership interest of Millicom remained at 70% until the final settlement date. In December 2004, Millicom settled the full acquisition price, bringing its legal ownership interest in the operation in El Salvador to 100%.

        Telemóvil's license contract was signed in September 1991 for a 15-year period. On December 3, 2004, Telemóvil extended its cellular license in El Salvador for approximately $10 million. This license which was due for renewal in 2006 will now expire in 2018.

        Telemóvil operates a GSM network while maintaining its analog and TDMA digital networks. As of December 31, 2004, Telemóvil's network consisted of 190 sites covering approximately 90% of the population. Telemóvil inaugurated its full overlay GSM network in August 2004. As of December 31, 2004 Telemóvil had 79,500 GSM users.

        El Salvador has a calling party pays system.

        Telemóvil has three competitors in the cellular telephony market in El Salvador: Telefónica Móviles El Salvador, which operates a digital network based on the CDMA standard and is controlled by Telefónica Móviles; CTE Telecom Personal, which operates a GSM network and in which America Móvil acquired a majority stake; and Digicel which operates a GSM network. In addition, another license was granted to a potential entrant to deploy a digital trunking network (iDen technology) and is expected to begin operations before the second half of 2005. According to EMC, as of December 31, 2004, Telemóvil had the number one market position. El Salvador has a fairly liberalized telecommunications market. Regulation of access charges and interconnect prices by the national telecommunications regulator are in place using a price cap system. Access charges are negotiated among operators.

Guatemala

        During the second half of the 20th century, Guatemala experienced a variety of military and civilian governments as well as a 36-year guerrilla war. In 1996, the government signed a peace agreement formally ending the conflict which caused the death of more than 100,000 people and created some 1 million refugees. The agricultural sector accounts for about one-fourth of GDP, two-thirds of exports, and half of the labor force. Coffee, sugar, and bananas are the main products. Former President Arzu (1996-2000) worked to implement a program of economic liberalization and political modernization, which President Portillo has largely continued. The 1996 signing of the peace accords, which ended the civil war, removed a major obstacle to foreign investment, but investor confidence has not yet been fully restored. The distribution of income remains unequal, with approximately 75% of the population below the poverty line. Ongoing challenges include increasing government revenues, negotiating further assistance from international donors, upgrading both government and private financial operations, and narrowing the trade deficit. Guatemala had a population of about 14.5 million in 2004.

        We have a 55% equity interest in Comunicaciones Celulares S.A. ("Comcel Guatemala"). Comcel Guatemala's other stockholders are Miffin Associates Corp., owning 35%, and Arkade International Inc., owning 10%. Millicom does not have a controlling interest in Comcel Guatemala since a number of operating decisions require the approval of the minority shareholders. Therefore, Millicom accounts for its operation in Guatemala as a joint venture.

        Since 1990 Comcel Guatemala has had a concession to operate a cellular telephone network, and in March 2003 it purchased a license for a period of 15 years ending in 2018, which is renewable thereafter. Comcel Guatemala also has a license to offer international long-distance services, Internet Service Provider and local telephony services.

        Comcel Guatemala launched commercial service in 1990. Comcel Guatemala operates both an analog network and a digital network based on the TDMA and GSM standards. As of December 31 2004 Comcel's network consisted of 618 cells in approximately 340 sites. As of December 31, 2004 Comcel had about 127,500 GSM users.

        Guatemala has a calling party pays system. Comcel Guatemala has entered into interconnection arrangements with Telgua, the former PTT, and with 18 other local and international operators. The local PTT regulates access charges and interconnection costs.

        After the merger of Telefonica and Bellsouth in October 2004, Comcel Guatemala had two competitors in the cellular telephony market in Guatemala: Sercom, which operates a GSM and a CDMA network and is controlled by América Movil; and Telefónica Centroamérica Guatemala, which operates a digital network based on the CDMA standard and is wholly owned by Telefónica Móviles. During the course of 2004, Telefonica also migrated to GSM in Guatemala. During the first quarter of 2003, two new licenses were granted, including a license to operate a network in the GSM 900 MHz frequency band. The licenses allow the purchaser to provide cellular services nationwide. Neither of the operators who were awarded these licenses commenced operations during 2004. According to EMC, as of December 31, 2004, Comcel Guatemala had the number two market position behind Sercom. Comcel competes primarily in the areas of marketing and distribution.

Honduras

        After two and one-half decades of mostly military rule, a freely elected civilian government came to power in 1982. During the 1980s, Honduras was a haven for anti-Sandinista contras fighting the Marxist Nicaraguan Government and an ally to Salvadoran Government forces fighting against leftist guerrillas. The country was devastated by Hurricane Mitch in 1998, which killed about 5,600 people and caused about $2 billion in damages. Honduras is negotiating to obtain expanded trade privileges, such as a suspension in import tariffs for certain manufactured goods, under the Enhanced Caribbean Basin Initiative and debt relief under the Heavily Indebted Poor Countries initiative. While the country has met most of its macroeconomic targets, it failed to meet the IMF's goals to liberalize its energy and telecommunications sectors. By the end of 2005 the current monopoly privileges for Hondutel (the state-owned telecoms operator) are expected to expire, which may allow private other companies to participate in the local and long distance telephony markets. Honduras' natural resources are timber, gold, silver, copper, lead, iron ore, zinc, antimony, coal, fish and hydropower. Growth remains dependent on the status of the US economy, its major trading partner, on commodity prices, and on reduction of its high crime rate. Honduras had a population of nearly 7 million in 2004.

        We have a 50% economic interest in Telefónica Celular S.A. ("Celtel"). The other shareholders are Motorola Inc. ("Motorola") and Proempres Panama S.A. ("Proempres"). On January 23, 1995, Millicom, Motorola and Proempres entered into a shareholders' agreement to provide a cellular-radio-telephone system in Honduras. Millicom now holds directly 25% of the shares in Celtel and another shareholder holds 25% on Millicom's behalf, with any risks and benefits accruing to Millicom. Although a majority vote is necessary to pass shareholder decisions, the minority shareholders have substantive participation rights, including the right to appoint the president of the board in turn and to vote on certain operating and capital decisions. Millicom therefore accounts for its operation in Honduras as a joint venture.

        Celtel acquired 49% of Metrored in February 2005. Metrored is an important data transmission company in Honduras with a fiber optic network totaling 750 kilometers.

        In 1996 Celtel was awarded a 10-year cellular license for the Republic of Honduras. Celtel paid a license fee of $5.1 million to the Honduran government for the license. The license was extended in March 2005 for a period of 17 years at a cost of $4.8 million.

        The operation commenced commercial service in September 1996. Celtel operates both an analog network and a digital network based on the CDMA standard. As of December 31 2004 Celtel's network consisted of 256 cells over approximately 112 sites. As of December 31, 2004 Celtel had about 86,500 GSM users.

        Honduras has a calling party pays system. In December 2004 and in light of the governmental program called Telefonia para todos, which allows new entrants in certain fixed telephony services, Celtel launched fixed telephony services based on the CDMA technology. As of 31 March 2005, Celtel had about 4,836 fixed telephony customers.

        Megatel, majority owned by a local Honduras investor launched a GSM network in October 2003 in urban areas. During 2004, America Movil acquired full control of Megatel. In addition, a third operator may enter the market in early 2006, following the award of a license by the Honduran government. We consider our distribution network to be a competitive advantage compared to our competitors. The international access monopoly in Honduras continues to date and regulation of access charges and interconnection rates by the national telecommunications regulator are in place.

SOUTH AMERICA

Background

        South America consists of Millicom's cellular operations in Bolivia and Paraguay. Our South American licenses covered approximately 14.9 million people as of December 31, 2004.

Bolivia

        Bolivia made considerable progress in the 1990s toward the development of a market-oriented economy. Successes under President Sanchez de Lozada (1993-97) included the signing of a free trade agreement with Mexico and becoming an associate member of the Southern Cone Common Market, as well as the privatization of the state airline, telephone company, railroad, electric power company, and oil company. Growth slowed in 1999, in part due to government budget policies which limited appropriations for anti-poverty programs and the fallout from the Asian financial crisis. 2003 saw protests and loss of confidence in the government. At the end of 2001, the market was deregulated and local and long distance services were opened to competition. As a result, the competence in the long distance market had grown up and the prices are lower. The cellular market was also opened to competition. 2004 was marked by social conflict. The new Telecommunications Law project, planned to be issued at the time the market was deregulated, will be delayed probably until the end of 2006. Bolivia will remain dependent on foreign aid unless and until it can develop its substantial natural resources which include tin, petroleum, natural gas, zinc, tungsten, antimony, iron, silver, lead gold and timber. Bolivia had a population of about 8.7 million in 2004.

        We have a 100% equity interest in Telefonica Celular de Bolivia S.A. ("Telecel"), which has two licenses, one to operate a nationwide cellular telephone network and the second one to operate a national and international long distance network. The licenses are valid until November 2015 and December of 2042 respectively. In December 2001 Telecel signed a 40-year concession to provide long-distance services throughout the country. Telecel started offering national and international long-distance services in February 2002. Although the cellular license was initially awarded to cover only La Paz, Telecel received an extension of the license in 1997 to cover the entire country. The license establishes a "price cap" mechanism for interconnection charges and services between telecommunications operators and provides for charges on the use of frequencies. Telecel pays a concession fee for access to the fixed-line network equal to 1% of the monthly net recurring subscriber revenue generated from the three main cities of La Paz, Cochabamba and Santa Cruz and a regulatory fee to the telecommunications regulatory authority equal to 1% of the total monthly gross recurring revenue.

        Telecel operates both an analog network and a digital network based on the TDMA standard. Telecel's cellular coverage includes the nine districts in the country, including La Paz, Santa Cruz (including Puerto Suarez), Cochabamba, Sucre, Beni, Potosi, Tarija, Pando and Oruro. As of December 31, 2004, Telecel's network consisted of 161 cell sites, covering approximately 60% of the population. Telecel is migrating to GSM during 2005.

        Bolivia has a calling party pays system.

        Telecel has two principal competitors in the cellular telephone market in Bolivia: Movil de Entel, the mobile subsidiary of Entel, which is a joint venture (50%-50%) between Telecom Italia and the Bolivian government; and NuevaTel, a joint venture between All Tel of USA (72%) and a local telephone company (28%). Movil de Entel began providing cellular service in the last quarter of 1996. It operates a GSM network as well as a TDMA network. In 2000, NuevaTel won a license for GSM services which it started providing in 2001. According to EMC, as of December 31, 2003, Telecel had the number two market position behind Movil de Entel. Telecel's distribution and sales network are its primary areas of competition with the other market participants. The telecommunications market in

Bolivia was opened to competition in 2001 when long distance and local services were deregulated. Mobile cellular and personal communications services have been open to competition since 1996. New telecommunications and competition regulations are under discussion and are expected to be issued in late 2006.

        Telecel is no longer in breach of financial covenants under its financing agreements. To date, Telecel has made all installment repayments due under these financing agreements.

Paraguay

        The 35-year military dictatorship of Alfredo Stroessner was overthrown in 1989 and, despite a marked increase in political infighting in recent years, relatively free and regular presidential elections have been held since then. Paraguay has a market economy marked by a large informal sector. The informal sector features both re-export of imported consumer goods to neighboring countries as well as the activities of thousands of micro-enterprises and urban street vendors. Because of the importance of the informal sector, accurate economic measures are difficult to obtain. A large percentage of the population derives their living from agricultural activity, often on a subsistence basis. The formal economy grew by an average of about 3% annually in 1995-97; but GDP declined slightly in 1998, 1999, and 2000, rose slightly in 2001, falling again in 2002, but recovering growth observed in 2003 (2.9%) and 2004 (2.5%). On a per capita basis, real income has stagnated at 1980 levels. Most observers attribute Paraguay's poor economic performance to political uncertainty, corruption, lack of progress on structural reform, substantial internal and external debt, and deficient infrastructure. The current President, Nicanor Duarte, elected in 2003, has begun a series of reforms to alleviate these weaknesses. Paraguay had a population of about 6.2 million in 2004.

        We have a 96% equity interest in Telefónica Celular del Paraguay S.A. ("Telecel Paraguay") and a local partner owns the remaining 4%.

        In 1991 Telecel Paraguay was awarded a 800 Mhz license to build, maintain and operate a cellular telephone network. The license now covers the entire country. Telecel Paraguay's license was originally for a 10-year period ending in 2001. In 2000 the license was renewed for a further five years until October 1, 2006, and it is renewable for successive 5-year periods subject to Telecel Paraguay's commitment to further investments. Telecel Paraguay also has a license in the 1900 Mhz spectrum for digital personal communications services (PCS), which covers the whole of Paraguay. The license expires in November 2007. Telecel Paraguay's wireless local loop (WLL) license for data transmission services was renewed on April 20, 2005 and runs until April 2010.

        Telecel Paraguay launched its GSM service in 2004 under the regional brand TIGO with strong emphasis on multimedia and data services available on GSM networks.

        Telecel Paraguay operates a GSM network while maintaining its analog and TDMA digital networks. As of December 31, 2004, Telecel Paraguay's network consisted of 180 cell sites covering approximately 60% of the population.

        Paraguay has a free market in terms of prices for telecommunications services to end users. Interconnection charges between telephone operators, fixed and mobile are negotiated among operators according to specific rules (LRIC, or long run incremental costs) and subject to prior approval from the telecommunications authority. The regulator established a plan for semiannual reductions to interconnection charges up to July 2005, but the impact on Telecel was offset by higher volumes.

        The Telecommunications Law of 1995, which governs Paraguay's telecommunications market, provides for the deregulation of telecommunications services. However, there is only one fixed line telephone operator which also holds the exclusive license for international services including telephone and data. In 2004 the regulator established mandatory registration of all prepaid subscribers by June 2005.

        Telecel Paraguay has three competitors in the cellular telephony market in Paraguay: Núcleo, which launched GSM services by the end of 2004 and maintains operational a digital network in the TDMA standard. Telecom Argentina (a subsidiary of TIM) is the largest shareholder; Hola Paraguay (a subsidiary of KDDI Corporation), which operates a GSM network; and Porthable, which operates a GSM network and in which Hutchison Whampoa is the main shareholder. As at December 31, 2004, Telecel Paraguay had the number one market position.

        There are also two other licenses that were issued to provide cellular services. The PTT announced that some fixed cellular telephony services would have to be provided in rural areas. The other license is not considered to become used because due to market size and penetration levels the market is not attractive to new entrants.

        Telecel Paraguay also provides broadband and dial-up Internet as well as data transmission services in Paraguay under the brand Telesurf.

AFRICA

Background

        Africa consists of Millicom's cellular operations in Senegal, Tanzania, Ghana, Mauritius, Sierra Leone and Chad. Our African licenses covered approximately 84.9 million people as of December 31, 2004.

Senegal

        In 1994 Senegal undertook an economic reform program with the support of the international donor community. This reform began with a 50% devaluation of Senegal's currency, the CFA franc, which was linked at a fixed rate to the French franc. Government price controls and subsidies have been steadily dismantled. As a result of the reform program, real growth in GDP averaged 5% annually during 1995-2003. Annual inflation was an estimated 3% in 2002-2003 and 2.5% in 2004. Foreign investment was about 16.5% of GDP in 2003. As a member of the West African Economic and Monetary Union, Senegal is working toward greater regional integration with a unified external tariff. Senegal realized full Internet connectivity in 1996, creating a small boom in information technology-based services. Private activity accounted for about 82% of GDP in 2003. In 2005 GDP is expected to grow at about 5%. Senegal still faces a high unemployment rate of nearly 50%. Senegal had a population of nearly 11 million in 2004.

        We have a 75% equity interest in SentelGSM. The remaining 25% of SentelGSM is owned by a local businessman, Mr. Pape Abdoul Ba.

        In 1998 SentelGSM was awarded a GSM license for the Republic of Senegal. The license, awarded for a period of 20 years, is renewable every five years thereafter. The license required no initial payment but an annual administrative fee of approximately $100,000, in addition to a $10,000 annual fee per used channel frequency, must be paid. Since the telecommunications decree of July 2004, backbone utilization fees per used bandwidth and fees relating to the numbering plan have been added, making fees payable to the regulator add up to more than 5% of our revenues.

        Our operations commended in 1999 and we offer mainly a prepaid product. The overall penetration rate rose to about 13.5% during 2004 and we expect it to reach about 16% during 2005.

        SentelGSM operates a digital network based upon the GSM standard. As of December 31, 2004, SentelGSM's network consisted of 120 cell sites covering approximately 80% of the population.

        Senegal has a calling party pays system.

        SentelGSM has only one other competitor in the cellular telephony market in Senegal, Sonatel Mobiles, which is operated by Sonatel Mobile, a branch of Sonatel, the local privatized PTT, and in which France Telecom is a shareholder. Sonatel, the parent of Sonatel Mobiles, is 40% owned by France Telecom, 27.7% by the government of Senegal, 10% by its employees, and 20% of the capital is publicly traded on the Abidjan Stock Exchange (Ivory Coast). Sonatel Mobiles operates a GSM network. According to EMC, as of December 31, 2004, SentelGSM had the number two market position. A third license has been granted. We attempt to differentiate ourselves from our competitors on the basis of price, distribution, and customer service. Since 2002 the government has been offering additional licenses for sale. Changes in interconnection rates were partly implemented in April 2004, unifying almost all interconnection tariffs applicable to Sentel to the same amount.

Tanzania

        Shortly after independence, Tanganyika and Zanzibar merged to form the nation of Tanzania in 1964. One-party rule came to an end in 1995 with the first democratic elections held in the country since the 1970s. Zanzibar's semi-autonomous status and popular opposition have led to two contentious elections since 1995, which the ruling party won despite international observers' claims of voting irregularities. In 2005 the ruling party will choose a candidate to run in the presidential elections upon the anticipated retirement of the current president. The Tanzanian economy depends heavily on agriculture, which accounts for half of GDP, provides 85% of exports, and employs 80% of the work force even though topography and climatic conditions limit cultivated crops to only 4% of the land area. Industry was traditionally based on the processing of agricultural products and light consumer goods. The World Bank, the International Monetary Fund, and bilateral donors have provided funds to rehabilitate Tanzania's economic infrastructure and to alleviate poverty. Growth in 1991-2002 included a pickup in industrial production and a substantial increase in output of minerals, led by gold. Oil and gas exploration and development played an important role in this growth. Recent banking reforms have helped increase private sector growth and investment. Continued donor support and solid macroeconomic policies supported GDP growth of 5% in 2003 and an estimated 6% in 2004. Tanzania had a population of about 36.5 million in 2004.

        As of December 31, 2004 we had a 84.4% equity interest in Millicom Tanzania Limited ("Millicom Tanzania"). Our joint venture partners are Ultimate Communications Ltd., a private Tanzanian company, and a government entity. In February 2004, Millicom acquired an additional 25% equity interest in Millicom Tanzania from the Tanzanian state and subsequently 1% of our holding in Millicom Tanzania was sold to Ultimate Communications Ltd.

        In 1993, Millicom Tanzania acquired a 15 year license to operate a cellular telephone network in the United Republic of Tanzania. In November 2003 the term of the license was changed to 25 years. The modified license expires in 2018. Millicom Tanzania pays a royalty of 1% of airtime revenue (reduced from 5% in 2002) and cellular frequency fees based on the allocated number of frequencies, which are dependent upon the number of cell sites. The license was re-issued in 2001 with additional frequency ranges.

        Analog cellular service started in 1994 and in September 2000 Millicom Tanzania launched its GSM network. Millicom Tanzania operates both an analog network and a digital network based upon the GSM standard. As of December 31, 2004, Millicom Tanzania's network consisted of 196 cell sites, covering approximately 15% of the population. Millicom Tanzania provides coverage to all major urban areas, a substantial number of rural areas, and the island of Zanzibar. In 2004 coverage was increased in the northern part of the country and the Lake Victoria region.

        Tanzania has a calling party pays system.

        Millicom Tanzania has two principal competitors in the cellular telephony market in Tanzania: Vodacom Tanzania which operates a GSM network; and Celtel Tanzania, which also operates a GSM network and is a subsidiary of Tanzania Telecommunications Company Limited ("TTCL"), the privatized former PTT. According to EMC, as of December 31, 2004, Millicom Tanzania had the number two market position behind Vodacom Tanzania. We compete with other operators principally on pricing, competitive coverage, and distribution.

        The Tanzanian Communications Regulatory Authority ("TCRA") established new interconnection rates in August 2004. This change reduced the interconnection rate for mobile termination until April 1, 2005 when a further reduction was scheduled. Further reductions are scheduled to take place by January 2007. In February 2005 the TCRA introduced a converged licensing framework expected to significantly change the existing regulatory regime. However, current operators received assurances from the TCRA that their current rights would not be adversely affected by the new regulations.

        Millicom Tanzania recently won a claim against TTCL in the amount of $13,000,000 for interconnection charges accrued but not paid prior to the privatization of TTCL. As of December 31, 2004, Millicom had received $1,400,000 of this amount. Although discussions are continuing regarding payment of the remaining amount, we may never be able to recover the full amount owed to us.

Ghana

        Well endowed with natural resources, Ghana has roughly twice the per capita output of the poorer countries in West Africa. Even so, Ghana remains dependent on international financial and technical assistance. Gold, cocoa, timber, industrial diamonds, bauxite, manganese, fish, rubber, and cocoa production are major sources of foreign exchange. The domestic economy continues to revolve around subsistence agriculture, which accounts for 36% of GDP and employs 60% of the work force, mainly small landholders. Ghana opted for debt relief under the Heavily Indebted Poor Country program in 2002. Policy priorities of the current government include tighter monetary and fiscal policies, accelerated privatization, and improvement of social services. After political instability in the 1960s, a new constitution restoring multi-party politics was approved in 1992. Mostly free and fair elections have been held since the 1980s. Ghana had a population of about 20 million in 2004.

        We have a 100% equity interest in Millicom (Ghana) Ltd., having increased our shareholding from 70% to 100% in mid-2002. We granted a call option regarding the 30% equity stake, which may be exercised between June 2005 to June 2007 at an exercise price of $190,000.

        Millicom (Ghana) Ltd, operating under the trade name "Mobitel", has a license to operate analog cellular services throughout Ghana. In 2002 Mobitel obtained a license to operate GSM cellular services throughout the country. In December 2004, the government of Ghana and the country's telecommunications operators signed new license agreements. Our new mobile license has a term of 15 years and is renewable at expiration for 10 more years. The license fee amounts to $22.5 million payable over six years.

        Mobitel commenced operations in 1992 by providing analog cellular services and in June 2002 it successfully launched its GSM network. Mobitel operates both an analog network and a GSM network, which as of December 31, 2004 consisted of a total of 110 cell sites covering approximately 55% of the population.

        New interconnection agreements were entered into with Ghana Telecom and all other telecoms operators effective from October 1, 2003, providing for new rates effective from that date. Ghana uses the calling party pays system.

        Mobitel has three competitors in the cellular telephony market in Ghana: Ghana Telecom, which operates a GSM network; Scancom Ltd., which also operates a GSM network; and Kasapa (Hutchinson), which operates an analog network. As of December 31, 2004, Mobitel had the number two market position behind Scancom Ltd. Mobitel competes with the other market participants principally on price, value-added services and operating costs.

        The liberalization of the Ghanian telecommunications market occurred in February 2002, following a partial privatization in 1996. The market was further liberalized in 2004 by the award of International Gateway licenses to all eligible operators. The local PTT, Ghana Telecom, is partially privatized, with 30% owned by Telecom Malaysia and the remaining share held by the government. In late 2003, a management contract of Ghana Telecom was awarded to Telenor of Norway.

Mauritius

        Since independence in 1968, Mauritius has developed into a middle-income diversified economy with growing industrial, financial, and tourist sectors. For most of the period, annual growth has been about 5% to 6%. This achievement has resulted in more equitable income distribution, increased life expectancy, lowered infant mortality, and improved infrastructure. Sugarcane is grown on about 90% of the cultivated land area and accounted for 25% of export earnings in 2004. The government's development strategy centers on foreign investment. Mauritius has attracted more than 14,000 offshore entities, many aimed at commerce in India and South Africa, and investment in the banking sector alone has reached over $1 billion. Mauritius also has a significant textile sector and has enjoyed good fiscal management on the part of its governments. Mauritius hopes to take advantage of the Africa Growth and Opportunity Act. The government is further encouraging foreign investment in the information technology field.

        We have a 50% equity interest in Emtel Limited ("Emtel"). A local partner, Currimjee Jeewanjee & Co. Ltd., owns the remaining 50% of the share capital.

        In 1989, Emtel was granted a license, which allows it to operate a cellular telephone system covering the entire island. The license was renewed in 1998 and expires in November 2014.

        Emtel commenced operations in 1989 by providing analog cellular services and in 1999 it launched GSM services. Emtel launched the first 3G/UMTS network in Mauritius and Africa on November 29, 2004. Following deregulation, Emtel launched its International Gateway services in April 2004.

        As of December 31, 2004, Emtel's GMS and GPRS networks consisted of 97 cell sites covering approximately 98% of the population. Its 3G/UMTS network consisted of 36 sites covering the urban areas of Mauritius, with island-wide coverage to be achieved during 2005.

        Emtel pays interconnection charges to Mauritius Telecom and license fees to the regulatory authority, the Information and Communications Technologies Authority ("ICTA"). Emtel's pricing structure is subject to the ICTA's prior approval.

        Mauritius introduced the calling party pays system in October 2004.

        Emtel has only one other competitor in the cellular telephony market in Mauritius, Cellplus Mobile Communications, a government owned telecommunications company that commenced operations in 1996 and operates a GSM network. A new player, Mahanager Telecom Mauritius Ltd, is expected to start its operations during 2005 and has been awarded licenses for mobile services, fixed line telephony and international gateway services. According to EMC, as of December 31, 2004, Emtel had the number two market position. Emtel aims to strengthen its product and distribution network relative to the other operators.

Sierra Leone

        Since 1991, civil war between the government and the Revolutionary United Front ("RUF") has resulted in the displacement of more than 2 million people (well over one-third of the population), many of whom are now refugees in neighboring countries. After several setbacks, the end of the civil war in Sierra Leone was reached in 1999. With the support of the United Nations peacekeeping force and contributions from the World Bank and international donors, demobilization and disarmament of the RUF and Civil Defense Forces combatants was completed. National elections were held in May 2002 and the government continues to slowly reestablish its authority. However, gradual withdrawal of most of the United Nations peacekeepers from Sierra Leone starting in 2004 and to be completed in 2005, deteriorating political and economic conditions in nearby Guinea, and the difficult security situation in nearby Liberia will present challenges to the continuation of Sierra Leone's stability. Sierra Leone had a population of nearly 6 million in 2004.

        Sierra Leone has substantial mineral, agricultural, and fishery resources. However, the economic and social infrastructure is poor and serious social disorders continue to impede economic development following the civil war. About two-thirds of the working-age population engages in subsistence agriculture. Manufacturing consists mainly of the processing of raw materials and of light manufacturing for the domestic market. Plans continue to reopen bauxite and rutile mines shut down during the conflict. The major source of hard currency consists of the mining of diamonds. Other natural resources are titanium ore, bauxite, iron ore and gold. The economic outlook is dependent upon the maintenance of domestic peace and the continued receipt of substantial aid from abroad, which is essential to offset the severe trade imbalance and to supplement government revenues.

        We have a 70% equity interest in Millicom Sierra Leone Limited ("MSL ") with the remaining 30% owned by a number of investors.

        In August 2000, MSL acquired a nationwide license to provide GSM cellular telephony in Sierra Leone. The license expires in August 2015.

        MSL commenced operations in 2001 and operates a prepaid service in all major provinces.

        As of December 31, 2004, MSL's network consisted of 15 cell sites covering approximately 35% of the population.

        Sierra Leone uses the calling party pays system.

        MSL has only one other competitor in the cellular telephony market in Sierra Leone, Celtel Sierra Leone. Additional licenses have been issued and the company expects two new competitors to enter the market in 2005. According to EMC, as of December 31, 2004, MSL had the number two market position. Our present coverage in the major provinces and our extensive dealer network are primary sources of competition relative to other market participants. We believe there is growth potential as the security situation stabilizes.

Chad

        Chad endured three decades of ethnic warfare after decolonization as well as invasions by Libya before a semblance of peace was restored in 1990. The government eventually suppressed or came to terms with most political-military groups, settled a territorial dispute with Libya on terms favorable to Chad, drafted a democratic constitution, and held multiparty presidential elections in 1996 and 1997. In 1998, a new rebellion broke out in northern Chad, which sporadically flares up despite two peace agreements signed in 2002 and 2003 between the government and the rebels. Despite movement toward democratic reform, power remains in the hands of a northern ethnic oligarchy. Chad's territory comprises vast desert areas. Its natural resources include petroleum, uranium, kaolin and fish (Lake Chad). Chad had a population of about 9.5 million in 2004.

        On November 8, 2004, Mobitel Tchad S.A. (thereafter renamed Millicom Tchad S.A.) was awarded a 10-year license to operate a GSM 900 wireless telephony network in the Republic of Chad. The license is renewable at expiration for another 10-year period. Millicom Tchad is planning to start service in the summer of 2005 and initial coverage will be of the capital city of N'Djamena and its suburbs and the other main cities, such as Moundou, Kome, Abeche.

        Chad uses the calling party pays system.

        Excluding the national post and telecommunications operator, which also offers GSM services, the only other GSM license has been awarded in 2000 to Celtel.

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

        As at December 31, 2004, the Company held 6.1% (2003: 6.1%) of Tele2 AB with a market value of $351,882,000 (2003: $479,040,000).

        The Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes have been lent to Deutsche Bank AG London under a securities lending arrangement. Millicom Telecommunications S.A. is obligated to deliver Tele2 AB series B shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. Tele2 AB series B shares.

        Tele2 AB is listed on the Stockholm Stock Exchange under TEL2A and TEL2B.

Argentina

        In 1998, Millicom obtained a license to provide fixed wireless data, Internet access and fixed telephony services in Argentina. Millicom Argentina SA ("Millicom Argentina"), in which Millicom had a 65% equity interest, launched services in May 2000. The license covers the six largest cities in Argentina, covering approximately 90% of the urban population. Millicom Argentina is focused on providing Internet access and communications for bandwidth intensive applications such as high-speed data transmission and Internet access to small, medium and large sized businesses and home office workers. Millicom sold its 65% equity interest in Millicom Argentina on September 22, 2004.

Peru

        In July 2000, Millicom was awarded a 3.5 Ghz license to provide fixed wireless access for data transmission, Internet Access and fixed telephony in Peru. The license covers the main coastal cities and is valid for a 20-year period with renewal for a similar period. This 3.5 GHz frequency is one of three assigned in Peru, leaving one available.

        Millicom is focused on providing Internet Access and Data Transmission for businesses and home office workers. Services were launched in January 2001 in Lima and now cover Chiclayo and Trujillo.

        Millicom entered into a concession agreement with the Peruvian government in 2002 to provide domestic and international long-distance carrier services in the same cities as the previous concession and the new concession is valid for a 20-year period. We intend to exit our business in Peru.

Management Contracts

        In the fourth quarter of 2003 and the first quarter of 2004, Millicom entered into a management agreement and an option agreement with the Rafsanjan Industrial Complex ("RIC") of Iran. Under the management agreement, Millicom provides management services for a network developed and owned by RIC under a build, operate and transfer agreement between RIC and the Telecommunications Company of Iran ("TCI"), an entity controlled by the Iranian government. Under the build, operate and transfer agreement, RIC will build and operate an Iran-wide GSM network for 2 million prepaid customers. During an agreed period which commences on February 9, 2005 and expires on February 9, 2015, RIC will pay a majority of revenues generated by the network to TCI. At the end of the agreed period, ownership of the network will be transferred to TCI without charge. Millicom is paid for its management services by receiving 2.2% of the gross revenues generated by the network. From February 9, 2007, Millicom will receive a minimum annual payment of $8 million per year. Under to the option agreement, Millicom has an option to acquire from RIC up to 47% before February 9, 2007 of the equity ownership of the company that will operate the network at book value. This company has not yet been formed. Between February 9, 2007 and February 9, 2009, the maximum percentage of equity ownership that Millicom can acquire will be 30% in addition to any shares acquired before that date, provided that the total percentage acquired never exceeds 47%. From February 9, 2007 until February 9, 2009, Millicom will have the right to sell to RIC an amount of shares not to exceed 17% of the company that will operate the network at the average exercise price paid by Millicom to acquire shares through the exercise of call options.

Other licenses

        Millicom has been actively pursuing further licenses in countries where it has existing cellular networks and strong brand recognition. A fixed wireless license has also been awarded in Venezuela. We do not intend to commence providing services in Venezuela.

Organizational Structure

        Below is a list of Millicom's significant subsidiaries and joint ventures as of December 31, 2004, including the name, country of incorporation or residence and proportion of ownership interest.

Name	Country of residence	Proportion of ownership interest
Cam GSM Company Limited	Cambodia	58.4%
Royal Telecam International Limited	Cambodia	57.0%
Millicom Lao Co., Ltd.	Lao People's Democratic Republic	74.1%
Pakcom Limited	Pakistan	61.3%
Paktel Limited	Pakistan	98.9%
Celltel Lanka Limited	Sri Lanka	99.9%
Comvik International (Vietnam) AB	Vietnam	80.0%
Telefonica Celular de Bolivia SA	Bolivia	100.0%
Telemóvil El Salvador SA	El Salvador	100.0%
Comunicaciones Celulares SA	Guatemala	55.0%
Telefónica Cellular SA	Honduras	50.0%
Telefonica Celular del Paraguay SA	Paraguay	96.0%
Millicom Peru SA	Peru	100.0%
Millicom (Ghana) Limited	Ghana	100.0%
Emtel Limited	Mauritius	50.0%
Sentel GSM	Senegal	75.0%
Millicom (SL) Limited	Sierra Leone	70.0%
Millicom Tanzania Limited	Tanzania	84.4%
Milicom Tchad SA	Chad	87.5%

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

        Millicom's principal executive offices are located in Bertrange, the Grand Duchy of Luxembourg, where it leases approximately 522 square meters from a related party, 3C Communications International S.A. The lease is automatically renewable from year to year unless terminated by Millicom or the lessor upon three months advance written notice. The current monthly rent is $19,450 resulting in an annual total of $233,400. Water, electricity, heating, cleaning and maintenance and security expenses are included in the rent. Millicom believes that the terms of the lease are no less beneficial than those it would have been able to negotiate with a third party. Millicom believes its principal executive offices are suitable and adequate for its operations.

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

        Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon financial statements prepared in accordance with IFRS. See Note 32 of the "Notes to the Consolidated Financial Statements" for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

        We are a global telecommunications operator with a portfolio of investments in the world's emerging markets over which we typically exercise management and voting control. Our strategy of being the low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

        We have interests in 17 cellular systems in 16 countries, focusing on emerging markets in South and South East Asia, Central and South America and Africa. As of December 31, 2004, the countries where we had cellular operations had a combined population of approximately 408.8 million people which were covered by our licenses (representing the number of people who could receive cellular services under the term of the licenses if the networks covered the entire population). As of December 31, 2004, Millicom had 7,713,201 total cellular subscribers (5,332,259 on a proportional basis) and over 60% of them were GSM subscribers as of December 31, 2004.

        As we have established an early presence in most of the markets in which we operate, we have been able to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. For example, the price for the renewal of the licenses of our two operations in

Pakistan was recently set at $291 million per license. We operate primarily with prominent local business partners through companies over which we typically exercise management control.

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

Subscriber Base

        We have consistently achieved strong subscriber growth across our operations. As of December 31, 2004, we had total cellular subscribers of 7,713,201. This represents an increase of 36% from 5,690,542 as of December 31, 2003.

        As of December 31, 2004, we had a proportional subscriber base of 5,332,259 which represents an increase of 32% from December 31, 2003.

Revenues

        Our revenues were $921,466,000 for the year ended December 31, 2004 as compared to $647,104,000 for the year ended December 31, 2003. Included in total revenues for the year ended December 31, 2004 are revenues of $148,905,000 (2003: $39,052,000) from our operation in El Salvador which is reconsolidated since September 15, 2003. Included in total revenues for the year ended December 31, 2003 are revenues of $5,926,000 from our operation in Colombia which was disposed of in February 2003.

        Revenues from our continuing operations increased by 42% during the year ended December 31, 2004 compared with the year ended December 31, 2003, reflecting the continued expansion of the subscriber base in continuing operations and the reconsolidation of El Salvador. Increases occurred most significantly in airtime revenue.

        We derive revenues from the provision of telecom services (such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees and other telecommunications services), connection fees and equipment sales. In addition, in Vietnam, we derive our revenue through a revenue sharing agreement with a Vietnamese government owned entity that also generates its revenues from the above-described revenue. This revenue-sharing agreement is set to expire on May 18, 2005. We expect our revenues from Vietnam to cease from May 19, 2005. See "Expiration of BCC in Vietnam" below.

        Revenues from the provision of telecom services increased to 884.2 million in 2004 from $621.7 million in 2003. This was due to a combination of factors. Firstly, the subscriber base in continuing operations continued to grow. Secondly, the total number of minutes of airtime increased. However, airtime per subscriber decreased as the proportion of prepaid subscribers, whose usage and airtime tends to be lower than that of postpaid subscribers, increased. Thirdly, the average price per minute decreased in 2004. Connection revenues increased to $11.1 million in 2004 from $10.2 million in 2003 due to the increase in the number of new subscribers, though in some cases connection fees were reduced to zero as a spur to subscriber growth. Revenues from equipment sales increased to $26.1 million in 2004 from $15 million in 2003 following the launch of GSM in certain operations.

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

Expiration of BCC in Vietnam

        The BCC in Vietnam will expire on May 18, 2005. Vietnam is our largest contributor to revenue. Although we are in negotiations to extend our presence in Vietnam for a significant period of time in the form of a joint stock company, our presence may not be extended on equivalent or similar terms as the current BCC, or our presence may not be extended at all.

        It is unlikely that we will be able to consolidate revenues from our Vietnam business after May 18, 2005.

        If our presence is not extended on equivalent or satisfactory terms, or at all, our results of operations and financial condition would be adversely affected. If CIV, our Vietnamese subsidiary, is unable to maintain its operations in Vietnam through an agreement or the participation in a joint stock company, its telecommunications services would cease on May 18, 2005. In such event, CIV would no longer generate any revenues from cellular operations in Vietnam. CIV's revenues for the year ended December 31, 2004 and 2003 were $162,807,000 and $129,936,000 (18% and 20% of total revenues respectively) and operating profit was $68,183,000 and $51,292,000 (27% and 32% of total operating profits respectively). At present, all equipment recorded in CIV's financial statements will be fully amortized on May 18, 2005, at which date legal title to all equipment will be transferred to VMS at a price of $1. As of December 31, 2004, CIV still needs to disburse, before the end of the revenue sharing agreement on May 18, 2005, approximately $27.6 million of outstanding capital commitments to VMS under the BCC. An impairment charge of $16.6 million has been recorded in the first quarter of 2005 to account for the write-down of property, plant and equipment in Vietnam as the BCC expires on May 18. The Vietnam asset impairment is due to a late approval of investments required under the BCC which prevented CIV from generating revenues on these fixed assets.

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

Effect of Tele 2 AB Shares

        Our net profit (loss) has experienced significant fluctuations in recent years. This fluctuation resulted primarily from gains or losses in the market price valuation of Tele 2 AB series B shares that we hold or disposed of in recent years. See Note 8 of the "Notes to the Consolidated Financial Statements" for information on Millicom's holdings and dispositions of Tele 2 AB series B shares. The variation in the share price of the Tele 2 AB series B shares held by Millicom is recorded under the caption "gain (loss) and valuation movement on investment securities." The Tele 2 AB shares are listed on Stockholmsbörsen and have a history of high volatility. Accordingly, we do not believe it is possible to estimate any trend in the future price of the Tele 2 AB shares.

        On August 7, 2003, Millicom Telecommunications S.A., Millicom's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes which are exchangeable into a maximum of 8,968,400 Tele2 AB series B shares. Millicom Telecommunications S.A. could retain up to 30% of the increase in value of the Tele2 AB series B shares over the designated reference price of SEK 285 per share. Unless otherwise previously redeemed and exchanged or purchased and cancelled, each 5% Mandatory Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications S.A. on August 7, 2006.

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The variation in the value of the embedded derivative is recorded under the caption "fair value movement on financial instruments." The embedded derivative, which reflects Millicom's limited right to participate in the increase in value of the Tele2 AB series B shares, is recorded at fair value, taking into account time and volatility factors. Because the Tele 2 AB series B share price is a primary determinant in the value of the embedded derivative, any valuation movement on the Tele2 share price will be partially offset by a corresponding movement in the value of the embedded derivative.

Upstreaming of Cash

        The continued improvement in the operating and financial performance of our ventures has allowed us to continue to upstream excess cash from our ventures to Millicom. During the years ended December 31, 2002, we upstreamed $96.7 million, of which $8.8 million was from divested operations. For the year ended December 31, 2003, we upstreamed $129.3 million from 14 of the 16 countries in which we operate. For the year ended December 31, 2004, we upstreamed $171.0 million from 13 of the 15 countries in which we operate.

Divestitures

        We made a significant divestitures in 2004 as part of our debt reduction plan and focus on delivering profitable growth over recent years. These divestitures included our operation in Argentina which was sold in September 2004. We are also in the process of selling our operation in Peru. See "—Investments, Capital Expenditures and Divestments".

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

  •
  in May 2003, Millicom issued $562 million principal amount of 11% Senior Notes and $64 million principal amount of 2% Senior Convertible PIK Notes in exchange for $776 million principal amount of 13.5% Senior Subordinated Notes;

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

  •
  on November 7, 2003, Millicom commenced a cash tender offer and consent solicitation relating to all of the $395,219,000 outstanding principal amount of the 11% Senior Notes, which expired on December 8, 2003.

  •
  on November 24, 2003, Millicom issued $550 million principal amount of 10% senior notes due 2013, which we refer to as the 10% Senior Notes, and issued a notice of redemption in respect of the total remaining outstanding amount of the 13.5% Senior Subordinated Notes. Millicom used approximately $273 million of the proceeds of the 10% Senior Notes to acquire the outstanding amount of 11% Senior Notes tendered on or prior to December 8, 2003. Millicom issued a notice of redemption with respect to the total remaining outstanding amount of 11% Senior Notes on December 5, 2003, with a redemption date of December 10, 2003. Millicom used approximately $143.8 million of the proceeds from the 10% Senior Notes to redeem in full the remaining outstanding amount of 11% Senior Notes. Millicom redeemed the 13.5% Senior Subordinated Notes in their entirety on December 29, 2003.

        Millicom's total consolidated indebtedness as of December 31, 2004 was $1,114,413,000 and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $700,422,000. Of such indebtedness, $365,006,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatory exchangeable into Tele2 AB B shares and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes. Our restructuring plan, implemented in 2003, has enhanced our balance sheet and significantly improved our liquidity levels by reducing our debt service obligations.

El Salvador Operations

        On September 15, 2003, Millicom's operation in El Salvador, Telemovil, entered into a share purchase agreement (the "Agreement") with the minority shareholders of Telemovil. The Agreement provided for the acquisition by Telemovil of 30% of its own shares for a consideration of $70 million (the "Acquisition price") payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. Before full settlement, Telemovil had the ownership interest of 30% of its own shares, whilst the record title remained with an escrow agent for the benefit of the minority shareholders pending final settlement. Based on this Agreement, Millicom regained control and started reconsolidating Telemovil at 100% since September 15, 2003.

        On December 1, 2004, Telemovil, Millicom's subsidiary in El Salvador, extended its cellular license in El Salvador. This license which was due for renewal in 2006 will now expire in 2018. The license in El Salvador is amortised over 14 years.

        The reconsolidation of El Salvador has positively impacted revenues and we expect that it will continue to contribute to our revenue growth, as Telemóvil is a significant contributor to the revenues generated in Central America. During 2004, the revenues of Telemóvil represented 16% of our total revenues. We have taken steps to increase the profitability of Telemóvil and to bring Telemóvil's operating margin in line with the operations of the Group.

        Like other Millicom operations in Central and South America, this year, Telemóvil began changing its network technology to the GSM standard. The aggregate cost of building out this new network, together with capital investments relating to the migration of certain of our existing customers to GSM networks, will be principally financed through operating cash flow and supplier financing.

Completing our Migration to the GSM Standard

        Our GSM subscribers exceeded 60% of our total subscriber base as of December 31, 2004. Our African businesses are fully GSM-based. In Sri Lanka, we operate in parallel a GSM and an ETACS network. In Pakistan Paktel operates GSM and TDMA/AMPS networks in parallel and Pakcom operates only a TDMA/AMPS network. In Latin America we introduced GSM systems in Paraguay, Guatemala, Honduras and El Salvador in 2004. The equipment costs relating to GSM have decreased significantly over the last few years. We believe that GSM will increase our revenues from prepaid minutes and roaming services while lowering our infrastructure and maintenance costs. GSM will also offer our customers greater choice of handsets at a lower cost with improved functionality.

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our operations operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We usually do not enter into hedging transactions to limit our foreign currency exposure. Millicom had a net exchange loss for the year ended December 31, 2004 of $26,796,000 compared to a loss of $45,602,000 for the year ended December 31, 2003. In 2004 and 2003, the exchange loss was mainly due to the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes.

Expiration of Telephone Licenses

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

Economic and Political Environments in the Emerging Markets in which we operate

        We have interests in 16 countries in emerging markets around the world and are subject to government regulation in each market. The governments of the 16 countries differ widely with respect to structure, constitution and stability, but most of these countries lack mature legal and regulatory systems. In the normal course of business, we are involved in discussions regarding taxation, interconnection and tarif arrangements, which may have a significant impact on the long-term economic viability of our operations. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in each of the markets in which we operate. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. We cannot assure you that factors such as these will not have a material adverse effect on our operations in particular countries. For a more complete description of the economic and political environments in the markets in which we operate, see "Information on the Company."

Risk of Liquidation

        Under Luxembourg company law, when companies have accumulated losses equal to or greater than half the amount of their subscribed share capital, a shareholders' meeting must be convened for the shareholders to determine whether or not to liquidate the company. As of December 31, 2003, we had accumulated losses equal to more than half our subscribed share capital. At the shareholders' meeting held on July 7, 2004, the shareholders voted to continue our operations. As of December 31, 2004 we had losses equal to more than half our subscribed share capital. At the next shareholders meeting expected to be held on May 31, 2005, the shareholders will vote on whether to continue or to dissolve the Company.

        We may have accumulated losses equal to or greater than half the amount of our subscribed share capital in future years. In such event, our shareholders may vote to dissolve the Company, in which case a liquidator would be appointed. Under Luxembourg law, such liquidator could be any person appointed by our shareholders, including for instance our board of directors. In the event that no liquidator is appointed, the Company's board of directors would be deemed to be the liquidator. The liquidator would be responsible to liquidate the Company in the best possible way. The realization of assets might be in the form of disposal of all of our business collectively, individual ventures, groups of ventures, licenses or any other type of liquidation intended to realize the best value for our shareholders. The realization of assets might in the case of dissolution and liquidation not achieve as high a value as could be obtained if disposed of in the normal course of business.

Critical Accounting Policies

        The consolidated financial statements of Millicom and its subsidiaries have been prepared in accordance with IFRS. In compiling these statements, management needs to make assumptions, estimates and judgments, which are often subjective and may be affected by changing circumstances or changes in its analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. We have identified below those of our accounting policies that we believe could potentially produce materially different results if we were to change our underlying assumptions, estimates and judgments. For a detailed discussion of these and other accounting policies, see Note 2 of the "Notes to the Consolidated Financial Statements".

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

        Although Millicom owns 70% of the share capital of its operation in El Salvador, due to a dispute which arose with local shareholders, management determined in May 2001 that it was no longer able to exercise a significant influence in the operation and thus that it was more appropriate to show its investment as a long-term asset in the balance sheet under the caption "Investment in securities". As a result of the resolution of this dispute, management determined in September 2003 that it will begin to fully consolidate the operation in El Salvador effective from September 15, 2003 onwards. See "—Results of Operations".

Collectability of Assets

        Management is required to estimate the collectability of trade debtors. As of December 31, 2004, these totaled $178,656,000, of which management estimated that $36,684,000 was unlikely to be collected. These estimates are based on knowledge of the local markets, prior credit history and estimates of future cash flows generated from these receivables. The basis for the impairment made will vary between subscribers and amounts due from other telephone companies and are management's best estimates.

Impairment of Non-current Assets

        Millicom records significant intangible and tangible assets relating to cellular and non-cellular operations. Intangible assets mainly relate to goodwill and license values and tangible assets mainly relate to network value recorded as property, plant and equipment. Significant estimates, assumptions and judgments are required to decide the useful expected lives of these assets and whether these assets are impaired. These estimates are made on a regular basis throughout the year as they can be significantly affected by changes in competition, technology and other similar factors. When certain operational, financial or other factors indicate an impairment of value, management evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if not possible, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or of a cash generating unit will change the expected recoverable amount of the underlying assets and therefore will decrease the fair value of the underlying assets.

        During 2003 and 2004, Millicom entered into and extended discussions concerning the sale of its high-speed wireless data operation in Peru. Following these discussions, Millicom recognized an impairment charge in 2003 of $3,073,000 in the carrying value of the license in Peru. No additional impairment was booked during the year ended December 31, 2004.

        Due to the rollout of GSM networks in Millicom's operations in Latin America and Pakistan as well as the decrease in usage of analog equipment in certain operations in Africa, management assessed the existing equipment for impairment in 2004, recognizing the impairment of assets of $7,237,000.

        Due to revised anticipated lower revenues from non-digital equipment, Millicom recognized an impairment loss of $4,097,000 over certain network equipment in Africa in 2003. In addition Millicom reversed an impairment loss in South America for an amount of $1,579,000.

        In the year ended December 31, 2002, management identified an impairment of its licenses to operate high-speed wireless data services in Peru and Venezuela and, as a consequence, made a write-down of $3,034,000 in the value of these licenses. Also, in 2002, Millicom recognized an impairment on both goodwill and license value in its operations in Colombia and Argentina, for respectively $77,456,000 and $2,496,000.

Investments in Securities

        Millicom holds significant investments in marketable and non-marketable securities. Marketable securities are carried at fair value with unrealized changes in market value being recorded within the statement of profit and loss under the heading "Gain (loss) and valuation movement on investment in securities". See Note 2 of the consolidated financial statements as of December 31, 2004—Change in Accounting Policy in 2003". Prior to the change in accounting policy for available-for-sale securities on January 1, 2003, where securities classified as available-for-sale were sold or impaired or when there was a significant or prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the profit and loss statement as "Gain (loss) and valuation movement on investment in securities". Prior to the change in accounting policy for available-for-sale securities on January 1, 2003, on a regular basis the Company compared the market value of its investments to their cost in order to identify potential impairment issues. In considering whether the investment has been impaired, the Company considered all available evidence such as, among other things, significant financial difficulties of the issuer, breaches or default in loan agreements, the recognition of prior impairment losses on that asset or the extent and duration of a decline in fair value below cost. In 2004, Millicom recorded an unrealized loss of $127,158,000 (2003: gain of $246,760,000) resulting from the change in fair value of the Tele 2 AB shares. In 2002, Millicom recorded a loss of $168,818,000 resulting from the sale of shares and recorded a loss of $119,138,000 resulting from the prolonged decline in value of the Tele 2 AB shares. During 2002, Millicom recognized an impairment on its investment in Great Universal, Inc. and Modern Holdings Incorporated of $5,027,000 and $7,050,000, respectively.

        During the period from December 31, 2002 to September 15, 2003, Millicom accounted for its investment in Telemóvil El Salvador as an available-for-sale financial asset because management determined that during that period it did not have control or significant influence over Telemóvil El Salvador as a result of a dispute with local shareholders. Because the shares of Telemóvil El Salvador are not quoted on a public market and management had not been able to obtain reliable financial information since May 2001, management made different estimates to value this investment using different valuation techniques that resulted in a wide range of fair values. Management therefore concluded that estimating a fair value in these conditions was inappropriate. Consequently, the investment in Telemóvil El Salvador was carried at its December 31, 2002 carrying amount until September 15, 2003. On September 15, 2003, Millicom resolved the shareholders dispute with the minority shareholders in Telemovil and as a result, recommenced consolidating Telemovil as from that date.

Revenue Recognition

        Our revenue comprises the following:

  •
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

  •
  Connection revenues—initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

  •
  Equipment revenues—these revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

Functional Currency

        Millicom's functional currency is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. Millicom is located in Luxembourg and its subsidiaries, joint ventures and associated companies operate in different currencies. The functional currency of each subsidiary, joint venture and associated company, where these are foreign entities, is determined in accordance with the requirements of Standing Interpretation Committee No. 19 (SIC 19) "Reporting Currency—Measurement and Presentation of Financial Statements under IAS 21 and IAS 29".

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

        Negative goodwill represents the excess of the fair value of our share of the identifiable net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in our plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the identifiable non-monetary assets acquired, is recognized in the income statement over the remaining weighted average useful life of the identifiable acquired depreciable/

amortizable assets; negative goodwill in excess of the fair values of those assets is recognized in the income statement immediately.

Equity Compensation Benefits

        Share options are granted to Directors, management and key employees. Options in 2004 were granted at an exercise price equal to the market price at date of grant plus a mark-up of 10%. Options granted in 2003 and before were granted at an exercise price equal to the market price at date of grant. Options are exercisable in tranches beginning either one year or three years from the date of grant and have either an indefinite term or a contractual option term of a maximum of six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (par value) and share premium. The Group does not make a charge to staff costs in connection with share options

Recent U.S. GAAP Developments

        In December 2004, the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion 29." The guidance in Accounting Principles Board Opinion 29 ("APBO 29"), "Accounting for Nonmonetary Transactions," is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

        In March 2004, the EITF reached a consensus on EITF Issue 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for certain Investments in Debt and Equity Securities," and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not estimable at present. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.' "Since we have recorded a significant impairment on our Tele2 shares as of December 31, 2002, the current cost of these securities is significantly lower than their market value, therefore we do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

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

        On September 15, 2003, Millicom's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of six years and an annual dividend premium of $1 million. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price was guaranteed by Millicom. During this period Telemóvil had an ownership interest in 30% of its own shares, while the record title remained with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, Millicom regained control and began consolidating Telemóvil at 100% since September 15, 2003. In December 2004, Millicom settled the full acquisition price bringing its legal ownership interest to 100%.

        This change in accounting treatment relating to our operation in El Salvador, together with our selected divestitures over recent periods and the implementation of our debt restructuring program as well as the effects of the accounting for the embedded derivative and the valuation movements in investment securities, may limit the comparability of our financial information and operating data. Thus, our historical financial information and operating data may not be indicative of what our results of operations, financial position or cash flows will be in the future.

  Years Ended December 31, 2004 and 2003

        Millicom regained control and began consolidating Telemóvil El Salvador at 100% since September 15, 2003. In 2004, our results of operation include 100% of the results of our operation in El Salvador for the entire year ended December 31, 2004 and for 2003, for the period from September 15, 2003 to December 31, 2003 only.

        The following table sets forth certain profit and loss statement items for the periods indicated.

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2004	2003
	(in thousands of U.S. dollars, except percentages)
Revenues	921,466	647,104	274,362	42%
Cost of sales	(388,334)	(258,002)	(130,332)	51%
Sales and marketing	(122,705)	(87,575)	(35,130)	40%
General and administrative expenses	(127,400)	(108,449)	(18,951)	17%
Gain(loss) from sale of subsidiaries and joint ventures, net	(2,207)	2,213	(4,420)	—
Other operating expenses	(35,225)	(32,776)	(2,449)	7%
Other operating income	3,287	—	—	—
Operating profit	248,882	162,515	86,367	53%
Gain (loss) and valuation movement on investment in securities	(126,957)	246,760	(373,717)	—
Interest expense	(108,534)	(135,172)	26,638	(20)%
Other financial income	—	96,748	(96,748)	—
Fair value result on financial instruments	148,816	(84,578)	233,394	—
Exchange loss, net	(26,796)	(45,602)	18,806	(41)%
Charge for taxes	(58,900)	(52,369)	(6,531)	12%
Net profit for the year	68,241	178,823	(110,582)	(62)%

        Subscribers.    Our worldwide total cellular subscribers increased by 36% to 7,713,201 as of December 31, 2004 from 5,690,542 as of December 31, 2003. Of the total subscribers as of December 31, 2004, 6,739,559, or 87%, were prepaid, an increase of 36% over the 4,956,257 prepaid subscribers as of December 31, 2003. Our proportional subscribers increased by 32% to 5,332,259 as of December 31, 2004 from 4,025,577 as of December 31, 2003. The four largest contributors to subscriber growth in the year ended 2004 were the operations in Vietnam, Ghana, Tanzania and Paktel with a total of 1,255,181 net new subscribers.

        Revenues.    Total revenues for the year ended 2004 were $921,466,000, an increase of 42% over $647,104,000 for the year ended December 31, 2003. The increase is mainly due to revenue growth throughout the Group's operations, the reconsolidation of El Salvador since September 15, 2003 offset by the divestment of our operation in Colombia in February 2003. Included in total revenues for the year ended December 31, 2004 are revenues of $148,905,000 (2003: $39,052,000) from our operation in El Salvador, and included in total revenues for the year ended December 31, 2003 are revenues of $5,926,000 from our divested operation in Colombia. The four largest contributors to revenues during the year ended December 31, 2004 were our operations in Vietnam, El Salvador, Guatemala and Pakistan.

        Cost of sales.    Cost of sales increased by 51% for the year ended December 31, 2004 to $388,334,000 from $258,002,000 for the year ended December 31, 2003. The increased cost of sales is mainly explained by the growth throughout the operations and the reconsolidation of El Salvador.

        Sales and marketing.    Sales and marketing expenses increased by 40% for the year ended December 31, 2004 to $122,705,000 from $87,575,000 for the year ended December 31, 2003. This increase was largely due to the reconsolidation of El Salvador from September 15, 2003 and the growth in operations. Sales and marketing expenses as a percentage of total revenues were 13% and 14% for the years ended December 31, 2004 and 2003 respectively.

        General and administrative expenses.    General and administrative expenses increased by 17% for the year ended December 31, 2004 to $127,400,000. The increase is largely due to the reconsolidation of El Salvador in September 2003 which had general and administrative expenses of $14,236,000 for the year ended December 31, 2004 (December 31, 2003: $4,773,000).

        Gain from sale of subsidiaries and joint ventures, net.    For the year ended December 31, 2004, we made a net loss of $2,207,000, reflecting mainly the loss on the sale of our operation in Argentina, down from the net gain of $2,213,000 for the year ended December 31, 2003, resulting from the disposal of our operation in Colombia.

        Other operating expenses.    Other operating expenses increased by 7% for the the year ended December 31, 2004 to $35,225,000 from $32,776,000 for the year ended December 31, 2003.

        Operating profit.    Total operating profit for the year ended December 31, 2004 was $248,882,000, compared with $162,515,000 for the year ended December 31, 2003 for the reasons stated above.

        Valuation movement on investment in securities.    For the year ended December 31, 2004 valuation movement on investment in securities was a loss of $126,957,000 representing the variation in the share price of the Tele2 AB shares and the variation in the exchange rate SEK/USD since December 31, 2003. For the year ended December 31, 2003 valuation movement on securities was a gain of $246,760,000.

        Fair value result on financial instruments.    For the year ended December 31, 2004, the fair value result on financial instruments was a gain of $148,816,000 representing the change in fair value of the embedded derivative on the 5% Mandatory Exchangeable Notes. For the year ended December 31, 2003, the fair value result on financial instruments was a loss of $84,578,000.

        Interest expense.    Interest expense for the year ended December 31, 2004 decreased by 20% to $108,534,000 from $135,172,000 for the year ended December 31, 2003. This decrease arose primarily from the debt reduction plan that was implemented in 2003.

        Other financial income.    For the year ended December 31, 2003, Millicom realized a gain on the debt restructuring of $96,748,000 (see Note 18 to the consolidated financial statements as of December 31, 2004).

        Exchange loss, net.    Millicom had a net exchange loss for the year ended December 31, 2004 of $26,796,000 compared to a loss of $45,602,000 for the year ended December 31, 2003. In 2004 and 2003, the exchange loss was mainly due to the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes.

        Charge for taxes.    The net tax charge for the year ended December 31, 2004 increased to $58,900,000 from $52,369,000 in the year ended December 31, 2003. This increase is mainly due to the increased profitability of our operations in 2004. The Group's effective tax rate increased from 21% in 2003 to 41% in 2004, mainly as a result of higher non deductible items.

        Net profit for the year.    The net profit for the year ended December 31, 2004 was $68,241,000 compared to a profit of $178,823,000 for the year ended December 31, 2003 for the other reasons stated above. For the year ended December 31, 2004, the net profit was mainly affected by the valuation movement on securities of $(126,957,000) and the fair value result on financial instruments of $148,816,000. For the year ended December 31, 2003 the net profit was mainly affected by the valuation movement on securities of $246,760,000 and the other financial income of $96,748,000 as a result of debt restructuring.

  Years Ended December 31, 2003 and 2002

        For the year ended December 31, 2002, our results of operations do not include the results of our operation in El Salvador for the entire 2002 period. For 2003, the results of our operation in El Salvador are included for the period from September 15, 2003 to December 31, 2003. Indeed, Millicom regained control and began consolidating Telemóvil at 100% since September 15, 2003. See "—Results of Operations" above.

        The following table sets forth certain profit and loss statement items for the years indicated.

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2003	2002
	(in thousands of U.S. dollars, except percentages)
Revenues	647,104	605,186	41,918	7%
Cost of sales	(258,002)	(259,530)	1,528	(1)%
Sales and marketing	(87,575)	(80,941)	(6,634)	8%
General and administrative expenses	(108,449)	(186,491)	78,042	(42)%
Gain from sale of subsidiaries and joint ventures, net	2,213	88,814	(86,601)	(98)%
Other operating expenses	(32,776)	(44,725)	11,949	(27)%
Operating profit	162,515	122,313	40,202	33%
Gain (loss) and valuation movement on investment in securities	246,760	(299,963)	546,723	—
Interest expense	(135,172)	(185,959)	50,787	(27)%
Other financial income	96,748	42,247	54,501	—
Fair value result on financial instruments	(84,578)	(7,858)	(76,720)	—
Exchange loss, net	(45,602)	(23,483)	(22,119)	94%
Charge for taxes	(52,369)	(22,734)	(29,635)	130%
Net profit (loss) for the year	178,823	(385,143)	563,966	—

        Subscribers.    Our worldwide total cellular subscribers increased by 42% to 5,690,542 as of December 31, 2003 from 4,002,911 as of December 31, 2002. Of the total subscribers as of December 31, 2003, 4,956,257, or 87%, were prepaid, an increase of 44% over the 3,448,269 prepaid subscribers as of December 31, 2002. Excluding El Salvador, Millicom's total subscriber base increased by 31% from December 31, 2002. Our proportional subscribers increased by 45% to 4,025,577 as of December 31, 2003 from 2,784,187 as of December 31, 2002. Excluding El Salvador, Millicom's proportional subscriber base increased by 28%. The three largest contributors to subscriber growth in the year ended December 31, 2003 were the operations in Pakistan, Vietnam and Guatemala with a total of 738,319 new subscribers. All of our operations experienced growth, except for Bolivia, where the number of subscribers fell due to a delay in our investment.

        The subscriber data above excludes subscribers of our divested operations.

        Revenues.    Total revenues for the year ended December 31, 2003 were $647,104,000, an increase of 7% over the year ended December 31, 2002. The increase is due to revenue growth throughout the Group's operations and the reconsolidation of El Salvador since September 15, 2003, and is offset in part by the divestment of certain operations in the second half of 2002, notably our cellular operation in the Philippines and our interest in Millicom Systems, and the divestment of Colombia in February 2003. Included in total revenues for the year ended December 31, 2003 are revenues of $5,926,000 from our divested operation in Colombia, and included in total revenues for the year ended December 31, 2002 are revenues of $31,456,000 from operations divested in 2002 and $50,506,000 from our divested operation in Colombia. The three largest contributors to revenues during the year ended December 31, 2003 were our operations in Vietnam, Guatemala and Paraguay.

        Cost of sales.    Cost of sales decreased by 1% for the year ended December 31, 2003 to $258,002,000. The lower cost of sales is explained by the divestments referred to above but also by lowering costs as a result of the impact of our cost reduction program in 2002 and is, on the other hand, increased by the reconsolidation of El Salvador since September 15, 2003. For the year ended December 31, 2003, our divested operation in Colombia had cost of sales of $3,725,000, and for the year ended December 31, 2002, our operations divested in 2002 had cost of sales of $17,596,000 and our divested operation in Colombia had consolidated cost of sales of $13,763,000. As a percentage of total revenues, cost of sales for operations decreased from 44.7% for the year ended December 31, 2002 to 39.1% for the year ended December 31, 2003.

        Sales and marketing.    Sales and marketing expenses increased by 8% for the year ended December 31, 2003 to $87,575,000. This increase reflects the reconsolidation of El Salvador since September 15, 2003, the increase in sales and marketing expenses in Millicom's operations and the decrease due to the divestments referred to above, which had consolidated sales and marketing expenses of $13,956,000 for the year ended December 31, 2002. Sales and marketing expenses as a percentage of total revenues were 13.5% for the year ended December 31, 2003 compared to 13.4% for the year ended December 31, 2002.

        General and administrative expenses.    General and administrative expenses decreased by 42% for the year ended December 31, 2003 to $108,449,000. The decrease is largely due to the divestments referred to above, which had consolidated general and administrative expenses of $61,906,000 for the year ended December 31, 2002, including $41,733,000 related to a license impairment in Colombia.

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

        Operating profit.    Total operating profit for the year ended December 31, 2003 was $162,515,000, compared to $122,313,000 for the year ended December 31, 2002 for the reasons stated above.

        Gain (loss) and valuation movement on investment in securities.    The gain and valuation movement on investment in securities for the year ended December 31, 2003 was $246,760,000 (relating to the change in market price of the Tele2 AB shares). This compares to a loss of $299,963,000 for the year ended December 31, 2002.

        Interest expense.    Interest expense for the year ended December 31, 2003 decreased by 27% to $135,172,000 from $185,959,000 for the year ended December 31, 2002. This decrease arose primarily from the debt reduction plan that was implemented in 2003, as well as the divestment of Millicom's highly leveraged operations in Colombia and the Philippines.

        Exchange loss, net.    Millicom had net exchange losses for the year ended December 31, 2003 of $45,602,000 compared to losses of $23,483,000 for the year ended December 31, 2002. In 2003, the exchange loss was mainly due to the revaluation at the year-end exchange rate of the 5% Mandatory Exchangeable Notes resulting in an exchange loss of $41,820,000. In 2002, the exchange loss was mainly a result of the weakening of the U.S. dollar against the majority of currencies used by the group.

        Charge for taxes.    The net tax charge for the year ended December 31, 2003 increased to $52,369,000 from $22,734,000 in the year ended December 31, 2002. This increase is due to the increased profitability of our operations in 2003.

        Net profit (loss) for the year.    The net profit for the year ended December 31, 2003 was $178,823,000 compared to a loss of $385,143,000 for the year ended December 31, 2002. This improvement was mainly as a result of the gain (loss) and valuation movement on investment securities (relating mainly to the change in market price of the Tele2 AB shares), which was a gain of $246,760,000 in 2003 compared to a loss of $299,963,000 in 2002. The increase in revenues in 2003 and subsequent improved operating profit also had an impact on improving net profit from 2002 to 2003.

Geographical Segment Information

        The table below sets forth our revenue by geographical segment for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)
South East Asia	231,802	175,354	140,607
Of which divested	—	—	1,113
South Asia	113,249	105,602	83,133
Central America	305,034	171,321	166,409
Of which divested	—	5,926	50,506
South America	114,006	99,343	111,145
Africa	149,979	84,858	62,011
Other	7,396	10,626	15,671
Of which divested	2,213	2,529	4,936
MIC Systems (divested in 2002)	—	—	28,186
Unallocated items	—	—	41
Inter-segment eliminations	—	—	(2,017)

Total revenues	921,466	647,104	605,186

        In the first quarter of 2004 we changed our segmental reporting to reflect the five operational clusters in our group. These are South East Asia, South Asia, Central America, South America and Africa.

Liquidity and Capital Resources

  Overview

        We believe our working capital is sufficient for our present requirements.

        As of December 31, 2004, Millicom's total consolidated outstanding debt and other financing was $1,114,413,000. Of this amount, $901,635,000 represented Millicom and Millicom Telecommunications S.A. indebtedness and $212,778,000 represented our consolidated share of the indebtedness of our subsidiaries and joint ventures.

        As at December 31, 2003, we had a total consolidated outstanding debt and other financing of $1,173,408,000. As discussed below, our Bolivian subsidiary, Telecel, entered into refinancing agreements in October and December of 2004 with respect to certain financing agreements that are guaranteed by Millicom. Prior to reaching agreement on these refinancings, Telecel had been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances had been re-classified as short-term financing. As of December 31, 2003, the principal amount outstanding under these financing agreements was $28,765,000, which represents approximately 2.25% of total consolidated indebtedness.

        A number of liquidity concerns prompted Millicom to take certain restructuring initiatives in 2003. The main liquidity concerns were:

  •
  the service costs of our 13.5% Senior Subordinated Notes which would have required payments in 2003 of approximately $124 million;

  •
  the service costs of the 14.5% Colombian high yield debt which would have required the payment of approximately $9.8 million; and

  •
  the operating losses in certain operations.

        Because of these liquidity concerns, we implemented a restructuring plan in 2003 to reduce our debt service obligations. This plan substantially decreased our annual interest payments. Our annual interest expense for the years ended December 31, 2004, 2003 and 2002, were $109 million, $135 million, and $186 million respectively.

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

        In addition, of our consolidated indebtedness, $365,006,000 ($327,635,000 in 2003) relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash is required.

        The restructuring program resulted in the debt restructuring described in "Operating and Financial Review and Prospects—Overview—Debt Restructuring Plan" and the sale of certain assets described in the section "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investments, Capital Expenditures and Divestments".

        As at December 31, 2004, we had total consolidated outstanding debt and other financing of $1,114,413,000 (2003: $1,173,408,000). Of this amount,

  •
  $536,629,000 ($536,036,000 in 2003), net of deferred financing fees, was in respect of the 10% Senior Notes;

  •
  $0 ($50,923,000 in 2003) was in respect of the 2% Senior Convertible PIK Notes;

  •
  $365,006,000 ($327,635,000 in 2003), net of deferred financing fees, was in respect of the 5% Mandatory Exchangeable Notes—debt component;

  •
  $212,778,000 (2003: $258,814,000) was in respect of the indebtedness of our operations.

        The 2% Senior Convertible PIK Notes were convertible at any time into Millicom common stock at a conversion price of $2.69 per share ($10.75 before the February 2004 stock split). On April 26, 2004 Millicom called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into Millicom shares before April 26, 2004. Following these conversions, the total number of outstanding Millicom shares is 89,638,927 shares with a par value of $1.50 each.

        We expect to meet our payment obligations on our outstanding debt through operating income and cash flows from our operations.

        At the venture level, we seek, in the long term, to finance the costs of developing and expanding cellular operations on a project-by-project basis. Ventures are typically financed initially by contributions from Millicom in the form of equity and, in some cases, debt. In many cases, we seek to replace such debt with third party financing, which after the initial stages of a venture's development, is typically non-recourse to Millicom. Sources of financing at the venture level have included vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation ("IFC") and the Overseas Private Investment Corporation ("OPIC"), bank lines of credit and sales of equity and debt issued by the venture companies.

        We seek to obtain financing at a venture level in the relevant local currency so as to limit the impact of currency fluctuations, although this is not always possible.

        As of December 31, 2003, Telecel, our Bolivian subsidiary, was in breach of debt covenants under financing agreements signed by Telecel and guaranteed by Millicom. As of December 31, 2003, the principal amount outstanding under these financing agreements was $28,765,000.

        On October 7, 2004 and October 15, 2004, respectively, Telefónica Celular de Bolivia SA ("Telecel") entered into refinancing agreements with the International Finance Corporation ("IFC") and the Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden, N.V. ("FMO"), also known as the Netherlands Development Finance Company, relating to financing agreements having an original principal amount of $25,000,000 with IFC and $10,000,000 with FMO. In addition, as at December 2, 2004, Telecel reached agreement with Bayerische Landesbank Girozentrale ("Bayerische") relating to a financing agreement in the original principal amount of approximately $10,000,000. All three of these financings are guaranteed by Millicom. Prior to reaching agreement on these refinancings, Telecel had been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances had been re-classified as short-term financing. In 2004, the lenders agreed to amend the terms of the loan and Telecel is therefore no longer in breach of covenants.

  Cash Flows

        For the year ended December 31, 2004, cash provided by operating activities was $303,243,000, compared to $184,322,000 for the year ended December 31, 2003. The increase is mainly due to increased cash flows from operating profits and lower interest payments.

        Cash used by investing activities was $187,147,000 for the year ended December 31, 2004, compared to $95,551,000 for the year ended December 31, 2003. In the year ended December 31, 2004 Millicom used cash to purchase $197,873,000 of property, plant and equipment compared to $86,452,000 for the same period in 2003. Time deposits decreased by $32,430,000 in 2004 compared to a decrease of $12,283,000 in 2003.

        Financing activities provided total cash of $149,842,000 for the year ended December 31, 2004, compared with a use of $(11,638,000) for the year ended December 31, 2003. In the year ended December 31, 2004, we repaid debt of $155,071,000 while raising an additional $102,156,000 through financing and $205,920,000 through the issuance of shares.

        The net cash inflow in year ended December 31, 2004 was $264,552,000 compared to an inflow of $78,378,000 for the year ended December 31, 2003. Millicom had a closing cash and cash equivalents balance of $413,381,000 as of December 31, 2004 compared to $148,829,000 as of December 31, 2003.

        For the year ended December 31, 2003, cash provided by operating activities was $184,322,000, compared to $67,279,000 for the year ended December 31, 2002. The increase is mainly due to increased operating profits and lower interest payments.

        Cash used by investing activities was $95,551,000 for the year ended December 31, 2003, compared with cash generated by investing activities of $146,967,000 for the year ended December 31, 2002. The decrease is mainly due to lower proceeds from the sale of subsidiaries and joint ventures and lower proceeds from the disposal of investments in securities in 2003 as well as higher purchases of investment in securities and lower purchases of property, plant and equipment.

        Financing activities used total cash of $11,638,000 for the year ended December 31, 2003, compared with a use of $199,780,000 for the year ended December 31, 2002. In 2003, as a result of the debt restructuring activities, we repaid debt of $899,008,000 while raising an additional $969,607,000 through the issuance of new debt and financing.

        The net cash inflow in the year ended December 31, 2003 was $78,378,000 compared with an inflow of $14,175,000 for the year ended December 31, 2002. Millicom had a closing cash and cash equivalents balance of $148,829,000 as of December 31, 2003.

  Investments, Divestments and Capital Expenditures

  Investments

        Millicom will continue to invest in its existing cellular operations, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in certain existing ventures through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines where the investment offers group-wide synergy potential. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies and centralized negotiation of financings and supply contracts for network and subscriber equipment.

        In 2004, we set up a subsidiary in Chad which obtained a 10 year GSM license.

        On February 5, 2004 Millicom acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84.4%. Millicom now fully controls Millicom Tanzania Ltd. In 2003, due to the agreed cancellation of shares in the entity, Millicom increased its holding in its operation in Tanzania from 57% to 59.4%.

        On September 15, 2003, Millicom's operation in El Salvador, Telemovil, entered into a share purchase agreement (the "Agreement") with the minority shareholders of Telemovil. The Agreement provided for the acquisition by Telemovil of 30% of its own shares for a consideration of $70 million (the "Acquisition price") payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. Before full settlement, Telemovil had the ownership interest of 30% of its own shares, whilst the record title remained with an escrow agent for the benefit of the minority shareholders pending final settlement. Based on this Agreement, Millicom regained control and started reconsolidating Telemovil at 100% since September 15, 2003. The legal ownership interest of Millicom remained at 70% until the full settlement. In December 2004, Millicom settled the full acquisition price, bringing its legal ownership interest in the operation in El Salvador to 100%.

        In November 2002, we acquired the remaining 30% shareholding in Millicom (Ghana) Limited for a purchase price of $190,000. We also issued a call option to the former shareholder. The option allows the holder to reacquire the 30% equity stake which he sold to Millicom in 2002. The option is exercisable from June 2005 to June 2007.

        During 2002, we increased our ownership in Celcaribe, the operation in Colombia to 95.4% as of December 31, 2002, through partial repayment of Celcaribe's debt, which was treated as a capital increase, and through a capital increase. We subsequently sold our interest in Celcaribe in February 2003.

  Divestments

        On September 22, 2004, Millicom completed the sale of Millicom Argentina S.A., its high speed wireless data joint venture in Argentina, realizing a loss of $2,061,000 on net proceeds of $2,000,000.

        Following the restructuring of Millicom's holding in Millicom Lao Co., Ltd in December 2004, Millicom disposed of 3,9% of this operation realizing a net gain of $55,000.

        In 2004, Millicom disposed or liquidated a number of subsidiaries realizing a loss of $201,000.

        In February 2003, we sold our interest in Celcaribe (Colombia) for consideration of $9,876,000, realizing a gain of $3,305,000.

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

Capital Expenditure

        Our capital expenditure by geographical region has been as follows during the periods indicated:

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands of U.S. dollars)
South East Asia	32,879	44,839	25,663
Of which divested	—	—	4
South Asia	291,761	13,558	18,777
Central America	65,656	60,762	16,994
Of which divested	—	—	3,307
South America	23,483	9,841	18,514
Africa	76,619	24,028	16,681
Of which divested	—	—	12
Other	3,690	17	9,978
Of which divested	1,164	—	8,208
MIC Systems (divested in 2002)	—	—	774
Unallocated items	4	453	1,254

Total	494,092	153,498	108,635

        The main capital expenditures were for the migration to GSM in Central and South America and Pakistan and the expansion of existing networks both in terms of areas covered and capacity as well as acquisition of licenses in Pakistan, Ghana and El Salvador.

        We expect to direct our capital expenditures towards the roll out of GSM in Central and South America and Pakistan in 2005, to provide additional capacity to meet expected subscriber demand as well as acquiring and renewing licenses.

  Gain and Loss on Exchange, Disposal and Write-down of Assets

Market	Ownership		Approximate Population Covered	Number of Subscribers	Price(3)	Debt Assumed by Purchaser		Date of Sale
			(millions)		($ millions)
Argentina	100%		—	—	2.0	—		September 2004
Colombia	95.4%		8.7	237,686	99.0	86.5		February 2003
MIC Systems	100%		—	—	114.0	—		May 2002 and November 2002
Democratic Republic of Congo	50.9%		55.2	—	1.5	—		September 2002
Philippines(1)	40.0%		84.0	29,896	Nominal	29.5	(2)	December 2002
Russia	From 20 to 100	% %	47.5	236,516	110.0	—		November 2001
India—Madras	24.5%		5.7	99,023	21.1	—		September 2001

(1)
Millicom had an additional beneficial ownership of 7.9% through intermediary holding companies.

(2)
The debt figure above is 100% of the operation's external debt.

(3)
Includes debt assumed by purchaser.

  Operational Financing

        At the venture level there are a number of significant debt financings, described in detail at "Description of Certain Indebtedness—Operational Financing".

  Corporate and Other Debt and Financing

        As of December 31, 2004, we had total consolidated outstanding debt and other financing of $1,114,413,000 (2003: $1,173,408,000). The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $514,027,000 (2003: $644,651,000).

        Of the total consolidated outstanding debt and other financing,

  •
  $536,629,000, net of deferred financing fees, was in respect to the 10% Senior Notes;

  •
  $365,006,000, net of deferred financing fees, was in respect to debt component of the 5% Mandatory Exchangeable Notes.

  •
  $212,778,000 was in respect to the indebtedness of our ventures.

        The 2% Senior Convertible PIK Notes were convertible at any time into Millicom common stock at a conversion price of $2.69 per share ($10.75 before the February 2004 stock split). On April 26, 2004 Millicom called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into Millicom common stock before April 26, 2004.

  Other non-current liabilities

        As of December 31, 2004, Millicom had other non-current liabilities of $194,774,000 mainly representing the unpaid portion of license fees of Paktel, one of its operations in Pakistan and Millicom (Ghana) Ltd., its operation in Ghana amounting to $187,635,000 representing the non-current portion of the net present value of the cash settlements agreed in these licenses.

  Current Liabilities

        As of December 31, 2004, Millicom had a total of $502,543,000 of current liabilities, including $88,511,000 of current debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

        As of December 31, 2003, Millicom had a total of $399,351,000 of current liabilities, including $132,664,000 of current debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

  Commitments to Purchase Network Equipment within One Year

        As of December 31, 2004, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $91,848,000 from a number of suppliers, of which $72,479,000 within one year.

        As of December 31, 2003, we had commitments to purchase within one year network equipment, land and buildings and other fixed assets with a value of $39,472,000 from a number of suppliers.

  Secured Debt and Financing

        As of December 31, 2004, Millicom's share of the carrying amount of total pledged assets held by operating entities securing Group debt and financing was $267,391,000 (2003: $180,227,000) including pledged deposits for $10,529,000 (2003: $1,488,000).

        The carrying amount of pledged assets held by non-operating entities at December 31, 2004 securing Group debt and financing was $399,013,000 (2003: $546,650,000) represented by Tele2 shares, pledged deposits and pledged US Treasury strips.

        As of December 31, 2004 the guarantees issued by the Company to cover debt and financing in the operations amounted to $43,084,000 (2003: $74,087,000).

Contractual Obligations

        We have various contractual obligations to make future payments, including debt agreements, payables for license fees and lease obligations. The following table summarizes our obligations under these contracts due by period as of December 31, 2004.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (before unamortized financing fees)	88,511	470,402	34,348	554,229	1,147,490
Unpaid portion of license fees	32,347	100,171	24,667	62,797	219,982
Operating leases	7,035	9,823	6,873	9,784	33,515
Financial leases	214	409	428	—	1,051
Capital expenditure	91,848	—	—	—	91,848
Total	219,955	580,805	66,316	626,810	1,493,886

        The following table summarizes our obligations under these contracts due by period as of December 31, 2003.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (before unamortized financing fees)	132,664	505,640	15,565	573,074	1,226,943
Operating leases	5,992	8,364	7,369	7,637	29,362
Financial leases	137	23	—	—	160
Capital expenditure	39,472	—	—	—	39,472
Total	178,265	514,027	22,934	580,711	1,295,937

Off-balance Sheet and Other Arrangements

        The Tele2 AB class B shares underlying the 5% Mandatory Exchangeable Notes have been lent to Deutsche Bank AG London under a securities lending arrangement. Deutsche Bank AG London may sell or on-lend the Tele2 AB class B shares it borrowed from Millicom Telecommunications under the securities lending agreement. Deutsche Bank AG London is required to deliver to Millicom Telecommunications such Tele2 AB class B shares upon notice to Deutsche Bank AG London by Millicom Telecommunications, if:

  •
  Millicom Telecommunications requires Tele2 AB class B shares to satisfy its obligations from time to time to deliver Tele2 AB class B shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders, or

  •
  specified bankruptcy related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London of its obligations under the securities lending agreement have occurred.

        Millicom Telecommunications is obligated to deliver Tele2 class B shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications Tele2 class B shares. Millicom Telecommunications' obligations in respect of the delivery of those shares are not guaranteed by Millicom. See "Operating and Financial Review and Prospects—Description of Certain Indebtedness—Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes".

        Millicom has a number of commitments and contingencies, as described in Note 29 to the consolidated financial statements.

Description of Certain Indebtedness

  4% Convertible Bonds

        In December 2004 and January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Bonds due 2010 (the "4% Convertible Bonds"). The closing and settlement date of the 4% Convertible Bonds was January 7, 2005.

        The 4% Convertible Bonds are direct, unsecured obligations of Millicom. The rate of interest payable on the bonds is 4% per annum. Interest is payable semi-annually in arrear in equal installments on January 7 and July 7 of each year commencing on July 7, 2005.

        Unless previously redeemed or converted, the bonds will be redeemed on January 7, 2010 at their principal amount.

        Each bond will entitle the holder to convert such bond into shares or SDRs at the then applicable conversion price at any time on or after February 17, 2005 and up to December 28, 2010.

        The initial conversion price will be $34.86 per share.

        The 4% Convertible Bonds were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of bonds.

  10% Senior Notes

        As of December 31, 2004, the carrying amount of the 10% Senior Notes is $536,629,000.

        On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes due 2013. The 10% Senior Notes were issued under an indenture dated November 24, 2003 between Millicom and The Bank of New York, as Trustee (the "10% Senior Notes Indenture").

        The 10% Senior Notes are senior, unsecured obligations of Millicom. The 10% Senior Notes bear interest at 10% per annum, payable semiannually in arrears on June 1 and December 1 of each year, with a final maturity on December 1, 2013. The interest on the 10% Senior Notes is payable in cash.

        Under a registration rights agreement dated November 24, 2003 we were under an obligation to offer to exchange the 10% Senior Notes issued on that date for notes with identical terms that were registered under the Securities Act of 1933. Because the registration statement for the exchange offer was not declared effective by the date set in the registration rights agreement, a special interest charge was added to the interest rate of 10% of 0.25% from May 23, 2004 to August 20, 2004, of 0.5% from August 21, 2004 to November 18, 2004 of 0.75% from November 19, 2004 to February 16, 2005 and of 1% from February 17, 2005 until March 2, 2005 at which date the registration statement was declared effective and special interest ceased to accrue. Upon closing of the exchange offer on April 4, 2005, Millicom exchanged approximately 99.9% of the 10% Senior Notes for notes with identical terms that were registered under the Securities Act.

        At any time and from time to time on or after December 1, 2008, Millicom may redeem the 10% Senior Notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

12-month period commencing December 1 in Year	Percentage
2008	105.000%
2009	103.333%
2010	101.667%
2011 and thereafter	100.000%

        At any time and from time to time prior to December 1, 2006, Millicom may redeem 10% Senior Notes with the net cash proceeds received by it from any sale of its common stock at a redemption price equal to 110% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the 10% Senior Notes (including additional notes, if any, issued under the 10% Senior Notes Indenture); provided that

        (1)   in each case the redemption takes place not later than 90 days after the closing of such sale, and

        (2)   not less than 65% of the original principal amount of the 10% Senior Notes (including additional notes, if any, issued under the 10% Senior Notes Indenture) remains outstanding immediately thereafter.

        The 10% Senior Notes may also be redeemed at Millicom's option in whole at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, and other amounts due to the date of redemption, if Millicom (or its successor) becomes obligated to pay certain additional amounts as a result of any change in the laws of Luxembourg (or any successor's jurisdiction) or their respective political subdivisions or taxing authorities, or any change in the application or official interpretation of such laws, which change or amendment becomes effective after the issue date of the 10% Senior Notes (or the date on which the successor assumes Millicom's obligations under the 10% Senior Notes).

        The 10% Senior Notes Indenture contains certain covenants that, among others, restrict our ability to:

  •
  incur additional debt;

  •
  make certain payments, including dividends or other distributions, with respect to our capital stock, or prepayments of subordinated debt;

  •
  make certain investments or sell assets;

  •
  create certain liens or engage in sale and leaseback transactions;

  •
  provide guarantees for certain debt;

  •
  enter into restrictions on the payment of dividends and other amounts;

  •
  engage in certain transactions with affiliates;

  •
  incur indebtedness other than at the Millicom or operating subsidiary levels;

  •
  consolidate, merge or transfer all or substantially all our assets; and

  •
  enter into other lines of business.

        Upon the occurrence of a change of control triggering event, which is defined in the 10% Senior Notes Indenture as a rating decline and change of ownership, holders of the 10% Senior Notes may require Millicom to purchase all or a portion of the 10% Senior Notes at a purchase price of 101% of the stated principal amount of the 10% Senior Notes, plus accrued and unpaid interest, if any, on the 10% Senior Notes to the date of purchase.

        Under the 10% Senior Notes Indenture, Millicom may not incur indebtedness unless the "leverage ratio" would be less than 4 to 1. The leverage ratio is the ratio of the consolidated principal amount of net debt outstanding to four times operating income. Even if Millicom ceases to meet the leverage ratio requirement, it may incur debt under several "debt baskets" as set forth in the 10% Senior Notes Indenture.

  13.5% Senior Subordinated Notes

        In June 1996, Millicom issued $962,000,000 principal amount at maturity of 13.5% Senior Subordinated Notes. Millicom redeemed the 13.5% Senior Subordinated Notes in their entirety on December 29, 2003 in connection with the exchange offer and consent solicitation to holders of the 13.5% Senior Subordinated Notes. See "Recent Developments—Results of Tender Offer and Consent Solicitations" and "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Corporate Financing" above.

  11% Senior Notes and 2% Senior Convertible PIK Notes

        In May 2003, Millicom issued $562 million of 11% Senior Notes due 2006 and approximately $64 million of 2% Senior Convertible PIK Notes due 2006 in exchange for $776 million of 13.5% Senior Subordinated Notes. The 11% Senior Notes were issued under an indenture dated May 8, 2003 between Millicom and The Bank of New York, as Trustee, and the 2% Senior Convertible PIK Notes were issued under an indenture dated May 8, 2003 between Millicom and The Bank of New York, as Trustee (the "2% Senior Convertible PIK Notes Indenture").

        The 11% Senior Notes and the 2% Senior Convertible PIK Notes have been redeemed in full and are no longer outstanding. See "Recent Developments—Results of Tender Offer and Consent Solicitations" and "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview".

        On March 19, 2004 Millicom formally requested the Trustee of the 2% PIK Notes to call the entire outstanding amount of the 2% PIK Notes for redemption in cash in accordance with the terms of the indenture covering the 2% PIK Notes. On April 26, 2004 Millicom called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into Millicom shares before April 26, 2004.

Millicom Telecommunications S.A.'s 5% Mandatory Exchangeable Notes

        As of December 31, 2004, the carrying amount of the 5% Notes was $365,006,000.

        On August 7, 2003, Millicom Telecommunications, Millicom's wholly owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) 5% Mandatory Exchangeable Notes, which are exchangeable into Tele2 AB class B shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 8,968,400 of the 8,968,414 Tele2 AB class B shares which Millicom beneficially owned through Millicom Telecommunications at the time of the offering of the 5% Mandatory Exchangeable Notes. The number of Tele2 AB class B shares that Millicom Telecommunications is obligated to deliver upon exchange of the 5% Mandatory Exchangeable Notes is based on a formula that takes into account the market price of the Tele2 AB class B shares prior to any exchange. Under the formula, Millicom Telecommunications could retain up to 30% of the increase in value of the Tele2 AB class B shares over the designated reference price of SEK 285 per share. As a result, at August 6, 2006 or earlier, if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications could own up to approximately 23% of the 8,968,400 Tele2 AB class B shares underlying the 5% Mandatory Exchangeable Notes.

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

        Unless otherwise previously redeemed and exchanged or purchased and canceled, each 5% Mandatory Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications on August 7, 2006. If an event of default occurs under the trust deed governing the 5% Mandatory Exchangeable Notes, Millicom Telecommunications will be required to redeem and exchange the outstanding 5% Mandatory Exchangeable Notes in their entirety.

        Millicom Telecommunications' obligations in respect of the exchange of the 5% Mandatory Exchangeable Notes have been secured by, among other things:

  •
  an assignment of all of Millicom Telecommunications' rights, title and interest in and to the securities lending agreement described below under which Millicom Telecommunications has loaned to Deutsche Bank AG London 8,968,414 Tele2 AB class B shares;

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

        Millicom Telecommunications has secured its obligations in respect of interest payments under the 5% Mandatory Exchangeable Notes by granting a security interest in certain U.S. Treasury STRIPS which were purchased by Millicom Telecommunications with a portion of the net proceeds of the offering. Millicom Telecommunications may not dispose of such securities without the consent of the trustee under the trust deed governing the 5% Mandatory Exchangeable Notes. Millicom Telecommunications' obligations to pay interest on the 5% Mandatory Exchangeable Notes, including additional amounts payable to noteholders if cash dividends or other cash distributions are made in respect of the Tele2 AB class B shares, have been guaranteed by Millicom. Under the terms of the 5% Mandatory Exchangeable Notes, Millicom Telecommunications will be required to pay to the noteholders an amount equal to the amount of any cash dividend or distribution on the Tele2 AB class B shares underlying the exchangeable notes.

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

        Based on the securities lending agreement entered into with Deutsche Bank AG London (the "Securities Lending Agreement"), Millicom Telecommunications agreed to lend to and delivered to Deutsche Bank AG London, on or about July 22, 2003, 8,968,414 Tele2 AB class B shares, of which 8,968,400 remain borrowed. Deutsche Bank AG London may sell or on-lend the Tele2 AB class B shares it has borrowed from Millicom Telecommunications under the Securities Lending Agreement, subject to compliance with applicable securities laws. Millicom Telecommunications may require

Deutsche Bank AG London to deliver to it Tele2 AB class B shares by providing requisite notice to Deutsche Bank AG London, if:

  •
  Millicom Telecommunications requires Tele2 AB class B shares to satisfy its obligations from time to time to deliver Tele2 AB class B shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders, or

  •
  specified bankruptcy related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London of its obligations under the Securities Lending Agreement have occurred.

        Under the Securities Lending Agreement, Deutsche Bank AG London has agreed that if any dividends or other distributions are made in relation to the borrowed Tele2 AB class B shares, it shall pay and deliver to Millicom Telecommunications a sum of money or property equivalent to the dividends or distributions. We have been informed by our advisors that, while the issue is not free from doubt, the Securities Lending Agreement may have inadvertently resulted in a technical breach of certain negative covenants relating to transfers of assets contained in the respective indentures governing the 11% Senior Notes and the 2% Senior Convertible PIK Notes. On November 13, 2003, we announced that, under a tender offer and consent solicitation in respect of the 11% Senior Notes and a consent solicitation in respect of the 2% Senior Convertible PIK Notes, we had received the requisite consents of the holders of the relevant notes to the waiver of this possible past default arising from the 5% Mandatory Exchangeable Notes and the Securities Lending Agreement. See "Recent Developments—Results of Tender Offer and Consent Solicitations".

Other Debt

        A portion of Millicom's share of the indebtedness of its operations is secured by pledged assets, pledged deposits issued to cover letters of credit and guarantees. The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $514,027,000 (2003: $644,651,000). As of December 31, 2004 the guarantees issued by the Company to cover debt and financing in the operations amounted to $43,084,000 (2003: $74,087,000).

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

        Millicom has guaranteed each of these loans, and debt owed by Telecel to Millicom is subordinated in right of payment to the loans. As security for its obligations under these loans, Telecel has also granted a security interest in respect of certain of its assets.

        On October 7, 2004 and October 15, 2004, respectively, Telecel entered into refinancing agreements with the International Finance Corporation ("IFC") and the Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden, N.V. ("FMO"), also known as the Netherlands Development Finance Company, relating to financing agreements having an original principal amount of $25,000,000 with IFC and $10,000,000 with FMO. In addition, as at December 2, 2004, Telecel reached agreement with Bayerische Landesbank Girozentrale ("Bayerische") relating to a financing agreement in the original principal amount of approximately $10,000,000. All three of these financings are guaranteed by Millicom. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt-to-equity ratio. As of December 31, 2003, the company was in breach of certain covenants on the IFC, FMO and Bayerische loans and the outstanding balances had been reclassified as current financing. In 2004, the lenders agreed to amend the terms of the loan and Telecel is therefore no longer in breach of any covenants and has accordingly reclassified the non-current portion of the outstanding balances to non-current other debt and financing. The IFC and FMO financing bear interest at LIBOR plus 3.75% and the Bayerische financing bears interest at LIBOR plus 1.15%.

        As of December 31, 2004, $21,048,000 (2003: $28,765,000) was drawn down related to these financings. These financings have helped to fund the expansion and further digitalization of the Group's mobile cellular telecommunications network in Bolivia. These financings are repayable in tranches until 2007.

  Guatemala

        In connection with the purchase of GSM equipment, Millicom's operation in Guatemala entered into a facility agreement in September 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provides for a seven-year term loan facility in a maximum aggregate principal amount of Quetzal 400,000,000 of which 320,000,000 were drawn down ($41,261,000). Amortization payments are payable semi-annually in the fixed amount of Quetzal 33,333,000 each and are scheduled to begin in March 2006. For the first year of the loan interest was fixed at an annual rate of 8.00% after which it became subject to semi-annual adjustment and as at December 31, 2004 was 8.75%. As of December 31, 2004, the Group share of debt was $22,694,000 (2003: $21,945,000).

        The facility agreement contains financial covenants, including covenants to maintain minimum debt to earnings before interest, tax, depreciation an amortization and debt service coverage ratio, as well as negative covenants that restrict Comcel's ability to, among others things, pay dividends.

  El Salvador

        In November 2004, Telemovil entered into a $40,000,000 five year loan from a syndicate consisting of ABN Amro, Citibank and Scotiabank. This loan bears interest for the advances in U.S. dollars at 3 month LIBOR plus 2.5% and is repayable over 18 quarterly installments commencing in 2005. As of December 31, 2004 $40,000,000 of this facility was outstanding.

        As of December 31, 2003 a loan of $51,517,000 was outstanding relating to the acquisition by Telemovil El Salvador of 30% of its own shares. This amount was fully repaid in 2004.

  Pakistan

        In 2003, Pakcom entered into a long-term financing agreement with National Bank of Pakistan for an amount of PKR 1,250 million ($21,035,000) bearing interest at the six month Pakistani Treasury Bill plus 2.4% (approximately 6.2% for the year ended December 31, 2004) repayable in equal installments until 2007. In 2004, Pakcom signed a three year loan agreement for PKR 250,000,000 ($4,207,000) from UBL Bank. The loan bears interest at the six month Pakistani Treasury Bill plus 2.5% (approximately 6.3% for the year ended December 31, 2004). This loan is repayable in 2007.

        During 2003 Paktel entered into a Sale and Purchase Agreement of its existing and future receivables with SPV Limited, a special purpose vehicle incorporated in Pakistan. The total receivables sold amount to PKR 1,308 million ($22.9 million) and their acquisition price amounts to PKR 990 million ($17.3 million). SPV Limited has financed this acquisition by the issuance of Term Finance Certificates ("TFC") that have been underwritten by financial institutions for an aggregate amount of PKR 840 million ($14.7 million) and by Pakcom for an amount of PKR 150 million ($2.6 million). As Millicom bears the risks associated to this financing transaction, we consolidate SPV Limited. As of December 31, 2004, the amount of TFC was $7,860,000 (2003: $15,612,000) and the corresponding net liability was $5,759,000 (2003: $10,555,000).

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

  Sri Lanka

        In 2004, ABN Amro arranged a six year syndicated loan of LKR 2,000,000,000 ($19,143,000) for Celltel Lanka Limited of which LKR 900,000,000 ($8,614,000) was drawn down as of December 31, 2004. One tranche, representing LKR 427,000,000 is guaranteed and carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 0.75% (approximately 8.15% for the year ended at December 2004). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. The company will repay the loan between 2006 and 2009.

  Tanzania

        In June 2003, Millicom Tanzania entered into a syndicated term loan facility agreement with Standard Chartered Bank Tanzania Limited as arranger, under which Millicom Tanzania may borrow up to an aggregate of $15,000,000 ($6,000,000 million in U.S. dollars and $9,000,000 in Tanzania Shillings). This facility bears interest at, in the case of advances under the facility in U.S. dollars, LIBOR plus 4.50% and, in the case of advances in Tanzania Shillings, at the Treasury Bill Rate plus 4.50%, provided that, in the case of advances under the facility in Tanzania Shillings, the minimum applicable interest rate will be 12.00% per annum. As security for its obligations under the agreement, the agreement provides for a fixed and floating charge over Millicom Tanzania's assets. In 2004, the aggregate amount of the facility was increased by $7,689,000 (TZS 8,000,000,000). As of December 31, 2004, $19,097,000 (2003: $13,173,000 representing a group share of $7,819,000) of this facility was outstanding.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

        Millicom's directors are as follows:

Name	Position	Independent	Year Elected	Date of Expiration of Term
Vigo Carlund	Member	No	2002	May 2005
Donna Cordner	Member	Yes	2004	May 2005
Ernest Cravatte	Member	Yes	2003	May 2005
Lars-Johan Jarnheimer	Member	No	2001	May 2005
Daniel Johannesson	Chairman	Yes	2003	May 2005
Raymond Kirsch	Member	Yes	1994	May 2005
Michel Massart	Member	Yes	2003	May 2005
Cristina Stenbeck	Member	No	2003	May 2005

        Daniel Johannesson, age 62, non-executive Chairman of the Board, held a number of executive positions at major Swedish companies including Senior Executive of the construction company Skanska, where he was responsible for their telecommunications and facilities management interests, and Chief Executive Officer of Investment AB Kinnevik and national railway operator, SJ.. On March 8, 2004, Mr. Johannesson was elected as Chairman of the Board of Directors of Millicom.

        Vigo Carlund, age 58, non-executive member, has worked for the Kinnevik Group since 1968. He previously was Vice President of Investment AB Kinnevik and became CEO in May 1999. He is also Chairman of Transcom WorldWide S.A., Metro International S.A. and Korsnas AB. He was elected to the Board of Millicom in 2002 and is also a director of Tele2 AB.

        Donna Cordner, age 48, non-executive member, was appointed as Board member of Millicom in May 2004. She is the former Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior managment positions at Société Générale and ABN AMRO Bank N.V. in U.S. and Europe, including as the Director of ABN's Latin America Telecommunications Project Finance and Advisory Group. Mrs. Cordner is currently CEO of HOFKAM Limited, which is the largest rural microfinance company in Uganda.

        Ernest Cravatte, age 55, non-executive member, is a practicing lawyer in Luxembourg and a former member of the Executive Management of Banque Generale du Luxembourg. He has also held positions on various banking supervisory committees.

        Lars-Johan Jarnheimer, age 45, non-executive member, was elected to the Board in May 2001. He has been President and CEO of Tele2 AB since March 1999, and previously was Vice President of Investment AB Kinnevik.

        Raymond Kirsch, age 63, non-executive member, is the Chairman of the Luxembourg Stock Exchange and the former President and Chief Executive Officer of Banque et Caisse d'Epargne de L'Etat Luxembourg. He became a director of Millicom in May 1994.

        Michel Massart, age 53, non-executive member, was elected to the Board in May 2003. Up to June 2002, he was a Partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997, and was a former member of the Board of the Institute of Statutory Auditors. He is professor at Solvay Business School in Brussels, Belgium.

        Cristina Stenbeck, age 27, is Vice Chairwoman of the Board of Directors of Investment AB Kinnevik and Metro International, and a member of the Board of Directors of Modern Times Group, Tele2 AB and Transcom WorldWide S.A.

Board Practices

        The Board has developed and continuously evaluates its work procedure in line with the developments of good corporate governance in the United States and in the European Union regarding reporting, disclosure and other requirements applicable to listed companies, particularly the listing rules of the NASDAQ National Market, OMX Stockholm (Stockholmsbörsen, the Stockholm stock exchange) on which Millicom is listed since March 30, 2004) and the Luxembourg Stock Exchange. The Board's work procedure also takes into account the requirements of the U.S. Sarbanes-Oxley Act of 2002 to the extent it applies to foreign private issuers.

        At the Annual General Meeting of Shareholders in May 2004, Mrs. Donna Cordner was elected as a new Board member. Mr. Hakan Ledin, former Chairman of the Board, passed away in March 2004 and Mr. Daniel Johannesson was elected as his successor.

        The Board met 14 times during 2004.

        The work of the Board is divided between the Board and its committees:

  the Audit Committee,
  the Compensation Committee,
  the Nominations Committee.

        The Board has adopted work procedures to divide the work between the Board and the President and Chief Executive Officer (the "CEO"). The Chairman has discussions with each member of the Board regarding the work procedures and the evaluation of the Board work. The other members of the Board evaluate the work of the Chairman each year. The Board also evaluates yearly the work of the CEO. The main task of the Board committees is to work on behalf of the Board within their respective areas of responsibility. From time to time, the Board delegates authority to a committee so that it may resolve a specific matter on its own without having to go before the full Board for approval.

        Audit Committee.    Millicom's directors have established an Audit Committee that convenes at least four times a year, comprising three directors, Mr. Michel Massart (Chairman and financial expert), Mr. Ernest Cravatte and Mr. Raymond Kirsch. This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of Millcom's auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements and accounting standards, the independence of external auditors, the audit fees, the internal audit function, the fraud risk assessment and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving Millicom's annual and quarterly financial reports and accounts remains with the Board. The Audit Committee met 10 times during 2004 and Millicom's auditors participated in each such meeting.

        Compensation Committee.    Millicom's directors have established a Compensation Committee comprising Mr. Johannesson (Chairman of the committee), Mrs. Cordner, Ms. Stenbeck and Mr. Carlund. This committee reviews and makes recommendations to the Board regarding the compensation of the CEO and the other senior executives as well as the management succession planning. The grant of stock options are recommended by the CEO, reviewed by the Compensation Committee, the Nominations Committee and the Board and approved by the shareholders at the AGM.

        Nominations Committee.    Following the Annual General Meeting of Shareholders of May 2004, a Nominations Committee was established comprising Ms. Stenbeck (Chairwoman), Mr. Johannesson and Mr Carlund. This committee makes recommendations for the election of Directors to the AGM. At the AGM, Shareholders may vote for or against the Directors proposed or may elect different directors. The Nominations Committee reviews and recommends the director's fees which are approved by the shareholders at the AGM.

        Corporate Policy Manual.    The Board has adopted the Corporate Policy Manual, Millicom's central reference for all matters relating to its corporate governance policy. Regional policies that are more stringent or detailed than those set out in the Manual may be adopted if necessary. The Code of Ethics is a part of the Corporate Policy Manual. All senior executives, as well as every member of the Board, must sign a statement acknowledging that they have read, understood and will comply with the Code of Ethics.

        Directors' Service Agreements.    None of Millicom's directors have entered into service agreements with Millicom or any of its subsidiaries providing for benefits upon termination of employment.

Senior Management

Name	Position
Marc Beuls	President and Chief Executive Officer
Mikael Grahne	Chief Operating Officer
Muhammed Akhtar Zaman	Business Development—Asia
Won-Suck Song	Executive Vice President—Operations
Bruno Nieuwland	Chief Financial Controller
Judy Tan	Chief of Finance—Global Operations
Iain Williams	Manager—South Asia
Simon Perkins	Manager—South East Asia
Mario Zanotti	Manager—Central America
Ricardo Maiztegui	Manager—South America

        Marc Beuls, age 48, President and Chief Executive Officer, was promoted to his current position in January 1998 from his position as Senior Vice President Finance. Mr. Beuls joined Millicom in March 1992. Prior to joining Millicom he held several positions with Generale Banque Belgium, both as branch manager and senior trade finance manager for emerging markets. Mr. Beuls is also a non-executive director of Tele2 AB and a non-executive director at Banque Invik.

        Mikael Grahne, age 52, joined Millicom in February 2002, having previously been President of Seagram Latin America. Prior to joining Seagram, he held various senior management positions at PepsiCo and at Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki.

        Muhammed Akhtar Zaman, age 50, has been serving as Senior Executive Vice President of Millicom since 1996 and is responsible for business development for the Asia Pacific region. He joined Millicom in 1993 as President and CEO of Comvik International Vietnam AB.

        Won-Suck Song, age 38, was appointed to his current position in October 2002. He started his career with the Kinnevik Group in 1997, where he held the position of Chief Operating Officer of Metro International before being transferred in June 2001 to Tele2 AB as Executive Vice President.

        Bruno Nieuwland, age 34, joined Millicom in December 2003. He was previously Senior Manager with Ernst & Young. He became a chartered accountant in Luxembourg in 1998 and was a member of the quality control commission at the IRE (institute of chartered accountants in Luxembourg). He obtained a degree in finance at Solvay Business School, Brussels.

        Judy Tan, age 33, joined Millicom in 1998 with responsibility for the Asian operations. She was appointed to her current position in November 2002 with responsibility for all operating ventures. She qualified as a Certified Public accountant with PricewaterhouseCoopers, Singapore and has an MBA from Imperial College, London.

        Iain Williams, age 41, has been with Millicom since 1996, previously as Vice-President Operations for Sanbao (Millicom Asia) and initially as the first CEO of Millicom's Cambodian operation, CamGSM. Prior to this he held various senior international commercial and general management roles with Coats Viyella. Iain Williams is also our Country Manager in Pakistan and the CEO of Pakcom. He has a Masters in Economics from St Andrews University.

        Simon Perkins, age 45, joined Millicom in May 2000 as CEO for Comvik Vietnam. Prior to this he held various senior operational management positions within British Telecom with extensive experience gained in Asian countries. Simon Perkins is a chartered engineer, with an Honours degree in Electronic Engineering from Loughborough University UK and an MBA from Warwick University UK.

        Mario Zanotti, age 42, joined Millicom in 1992 as a General Manager of Telecel Paraguay. In 1998 he became Managing Director of Tele2 Italy and in 2000 he was appointed CEO of YXK Systems. Before joining Millicom he worked as an electrical engineer at the Itaipu Hydroelectric Power Plant and later as Chief Engineer of the biggest electrical contractor company in Paraguay. He has a degree in Electrical Engineering from the Pontificia Universidade Catolica in Porto Alegre, Brazil and an MBA from INCAE and the Universidad Catolica de Asuncion, Paraguay.

        Ricardo Maiztegui, age 42, joined Millicom in 1998 as Managing Director of Telecel Paraguay. Prior to joining the Company he was Marketing Director in CTI (Verizon), and previously at Telintar (Telefonica). Mr Maiztegui has an Executive MBA from Universidad Austral in Argentina and a Master in Physics from Universidad de Buenos Aires.

Remuneration of Directors and Senior Executives

Principles

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and stock options. The annual fee and the number of stock options granted are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration of the President and Chief Executive Officer (the "CEO") and other senior executives comprises an annual base salary, bonuses, stock options, other benefits and social security contributions. The CEO also receives a pension contribution. "Other senior executives" includes the Chief Operating Officer, the Senior Executive Vice President, the Executive Vice President-Operations, the Chief Financial Controller, the Chief of Finance-Global Operations, the Cluster Managers for South East Asia, South Asia, Central America and South America. The bonus and stock options programmes are based on actual performance (including individual and Company performance). Options are granted once a year by the Shareholders at the AGM following the recommendation of the Board. For 2004, the annual base salary and other benefits of the CEO was approved by the Chairman of the Board, and the annual base salary and other benefits of other senior executives was set by the CEO. The bonus for 2004 for senior executives was approved by the Compensation Committee. For 2005, the remuneration of all senior executives is approved by the Compensation Committee composed of four members of the Board.

Remuneration and Pensions

  2004

        The remuneration charge for 2004 of the Chairman of the Board (the "Chairman") was $56,000 and a total of $315,000 for the other members of the Board. In 2004, 20,000 stock options were granted to the Chairman and 120,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the Chairman held 20,000 stock options and the other members of the Board held 465,600 stock options.

        The total salary of the CEO in 2004 was $1,988,000, including a bonus of $497,300. The pension insurance charge of the CEO for 2004 amounted to $1,370,000 of which $396,000 related to the 2004 service cost and interest and $974,000 represented the difference between the actuarial liability and the plan assets. Future contributions to the pension insurance of the CEO are based on a service cost and interest paid to a third party insurance company. The yearly contribution is based on the projected entitlement at the time of retirement and is based on an average of the annual base salary of previous years and length of service with the Company. As of December 31, 2004, the pension actuarial liability amounted to $3,827,000 and the pension plan assets amounted to $2,853,000. The net pension liability of $974,000 is recorded under the caption "Other non-current liabilities". In 2004, 50,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the CEO held 1,561,100 stock options.

        The remuneration charge for the other senior executives (9 executives) for 2004 was a total of $3,612,300, which included bonuses totaling $953,700 and other benefits totaling $682,800. No contributions to any pension funds were made for other senior executives. In 2004, 152,100 options were granted to the other senior executives at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the other senior executives held a total of 710,000 stock options.

  2003

        The remuneration for 2003 of the Chairman was $96,000 and a total of $247,500 for the other members of the Board. In 2003, 34,000 stock options were granted to the Chairman and 136,000 to the other members of the Board at an exercise price equal to the market price at date of grant. As of December 31, 2003, the Chairman held 634,000 stock options and the other members of the Board held 368,700 stock options.

        The remuneration charge of the CEO during 2003 was $1,749,000 of which bonus amounted to $606,000. The pension insurance cost of the CEO for 2003 amounted to $1,636,000. In 2003, 600,000 options were granted to the CEO at an exercise price equal to the market price at date of grant. As of December 31, 2003, the CEO held 1,600,000 stock options.

        The remuneration charge for 2003 for the other senior executives (10 executives, including in 2003 the Cluster manager for Africa) was a total of $3,988,700 of which bonuses amounted to $1,173,800 and other benefits of $662,400. No contributions to pension funds were made to other senior executives. 325,300 stock options were granted in 2003 to other senior executives at an exercise price equal to the market price at date of grant. As of December 31, 2003, the other senior executives held 948,300 stock options.

Severance Payments

        If employment of senior executives is terminated by Millicom, severance payment of up to 12 months salary is payable.

Other

        From time to time, Millicom has allowed its senior executives to participate in its operations. The following participations and options are held by senior executives:

        Share options totaling 1% of the outstanding share capital in Millicom International BV are held by Mr. Beuls, President and Chief Executive Officer of Millicom (See Note 17 to the Notes to the consolidated Financial Statements).

        In Millicom's operations in Vietnam, Mr. Muhammed Akhtar Zaman, a senior vice president of Millicom, owns 20% of Comvik International (Vietnam) AB. In Millicom's operations in Cambodia, Mr. Zaman owns 3.1% of CamGSM Company Limited and 3% of Royal Telecam International Limited. In Laos, Mr. Zaman owns 3.9% of Millicom Laos. Mr. Zaman holds the right to acquire an equity ownership in certain countries in the event he is able to obtain a license for Millicom.

Options

        The following options to purchase shares of Millicom common stock with a par value of $1.50 each, issued to directors, officers and employees of Millicom were outstanding as of December 31, 2004.

Date issued	Number of options	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002, May 2003 and May 2004	2,643,151	3.32-35.906	Exercisable over a three-year period in equal installments. Options have an indefinite life.
December 2001, December 2002, May 2003 and May 2004	1,252,932	3.32-25.047	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
August 1999, May 2000, June 2000	231,464	20.34-31.88	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

Balance as of December 31, 2004	4,127,547

        Of the above options, 2,451,508 were exercisable at December 31, 2004. During the year ended December 31, 2004, 669,040 options were exercised. At December 31, 2003, 1,880,852 (2002: 1,956,204) were exercisable. No options were exercised during 2003 (2002: nil). In 2004, 264,236 (2003: 1,020,696) options, were forfeited.

        In February 2003, an Extraordinary General Meeting of Millicom passed a resolution approving a reverse share split whereby three existing shares with a par value of $2 each would be exchanged for one share with a par value of $6 each. In February 2004, an Extraordinary General Meeting of Millicom passed a resolution approving a share split whereby one then existing share with a par value of $6 each would be exchanged for four new shares with a par value of $1.50 each. The number and exercise price of options referred to for periods prior to such date above have been restated to reflect the share split.

  Share and Option Ownership of Directors and Members of Senior Management

        The following table sets out, as at December 31, 2004, the total amount of Millicom common stock and options beneficially owned by the directors, the Chief Executive Officer and the other members of senior management of Millicom. Options are granted once a year by the Board of Directors and are approved by the Board. The exercise price of options granted before 2004 equals the market price at date of grant. In May 2004, 540,015 options were granted at a market value per option of $25.05, representing the market price at date of grant plus a mark-up of 10%. In May 2003, 947,992 options were granted at a market value of USD 3.32.

	Common Stock		Total number of options(1)	Of which Options granted in 2004
Chairman of the Board of Directors	0		20,000	20,000
Other members of the Board of Directors	2,153,801	(2)	465,600	120,000
CEO	154,032		1,561,100	50,000
Other members of the senior management	363,700		710,000	152,100

(1)
Further information regarding stock options is included in Note 17 of the Notes to the consolidated financial statements.

(2)
This includes 2,032,932 shares owned by the 1980 Stenbeck Trust and 82,472 shares owned by another related trust that have been sold since then.

Employees

        On a proportional basis, Millicom employed an average of 2,269 employees in 2004, of which 808 were employed in Asia, 1,068 in Latin America, 377 in Africa and 16 in Europe. On a proportional basis, Millicom employed an average of 1,917 employees during the year ended December 31, 2003. Of these, in 2003, 622 were employed in Asia, 911 in Latin America, 336 in Africa, 48 in Europe.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The table below sets out certain information known to Millicom as of December 31, 2004, unless indicated otherwise, with respect to beneficial ownership of Millicom common stock, par value $1.50 each (after the stock split effected in February 2004), by:

  •
  each person who beneficially owns more than 5% of Millicom common stock, and

  •
  significant related parties to Millicom.

Shareholder	Amount of Shares	Percentage
Investment AB Kinnevik(1)(2)	35,142,535	35.6%
The 1980 Stenbeck Trust(3)	2,032,932	2.1%

(1)
Includes shares held by Investment AB Kinnevik and subsidiaries. On July 28, 2004, Invik & Co. AB ("Invik") and Industriförvaltnings AB Kinnevik ("Kinnevik") completed a statutory merger under the Swedish Companies Act. Under the plan of merger, shareholders of Kinnevik received newly issued shares of Invik and cross-ownerships of share capital between Invik and Kinnevik were dissolved. The name of the new merged entity was changed into Investment AB Kinnevik.

(2)
Mr. Jan H. Stenbeck was the chairman of the board of Kinnevik and Invik. The estate of Mr. Stenbeck is under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the estate. The administrators in Luxembourg and Sweden shall consult and inform each other as well as the heirs of Mr. Stenbeck's estate of any decisions or acts taken regarding the estate. No date has been set for the distribution of the estate.

(3)
The 1980 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the wife and children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the Millicom common stock held by the 1980 Stenbeck Trust is vested in the trustees. Mr. Gubar is an attorney in New York State. Mr. Guy is the Chief Executive Officer of Modern Holdings. Mr. Marcus is the Chairman of both Modern Holdings and Great Universal, Inc. The trustees of the 1980 Stenbeck Trust are Leonard Gubar, Henry Guy and David Marcus. The trustees have disclaimed beneficial ownership of the shares owned by the 1980 Stenbeck Trust.

        Except as otherwise indicated, the holders listed above have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed above have the same voting rights as all other holders of Millicom common stock. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of stock options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Related Party Transactions

  Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik and subsidiaries ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2004, Kinnevik owned approximately 35.6% of Millicom.

        On December 31, 1995 Millicom acquired 17.7% of MACH from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of:

  •
  an initial payment of $1,000,000 plus interest, at the ruling market rate, for the month of January 1996,

  •
  seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of MACH's pre-tax profit for the relevant year and payable in April of the following year, and

  •
  a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000.

        The final payment was made in Millicom common stock. In 2002 an amount of $3,958,000 due to Kinnevik was included in the balance sheet under the heading "Amounts due to shareholders". In addition, as of December 31, 2002, Millicom owed $63,000 for additional charges. The balance was settled in 2003.

        In May 2002, Millicom sold a 17% interest in MIC Systems BV, the parent company of MACH to Kinnevik BV for $17,000,000.

        During 2002, Kinnevik purchased Millicom 13.5% Notes (note 18) on the open market with a face value of $44,000,000. Millicom then exchanged these for $1,500,000 cash and 672,016 Tele2 AB series B shares at market prices.

        During the course of 2002, Millicom sold an additional 6,177,369 Tele2 AB series B shares at market prices to Kinnevik for a value of $104,295,000.

        During 2004, Kinnevik purchased 5,600,000 Millicom shares of which 4,050,000 in the share offering on December 7, 2004 (see Note 17).

        The Group maintains corporate bank accounts at Banque Invik, a subsidiary of Kinnevik through which it makes payments and receives cash in the normal course of business. As of December 31, 2004, the Group had current accounts, time deposits, blocked deposits and a bank facility of $3,000,000 at Banque Invik.

  Tele 2 AB

        In November 2001, Millicom sold 100% of its interests in FORA Telecom BV, its Russian Cellular telephone operations to Tele2 AB for a consideration of $80 million in Tele2 AB series "B' shares plus a maximum equivalent of $30 million in cash or additional Tele2 AB series "B" shares, depending on the outcome of GSM license applications for three of Millicom's cellular telephone operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001 (Note 23). During 2002, Millicom obtained the necessary GSM licenses referred to above and received the additional proceeds of $30 million in cash. In addition, certain loans for which Millicom was liable were settled at less than their carrying value. The gain realized in obtaining the licenses and settling the loans net of costs incurred in the acquisition of the licenses, amounted to $30,859,000 in 2002.

  Great Universal and Modern Holdings

        As of December 31, 1998, the Group, through its subsidiary MIC-USA Inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal. On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of Millicom's investment in Great Universal. During 2002, Millicom recorded an impairment loss for 100% of this asset due to uncertainty concerning its recoverability (Note 9). The rights and obligations of MIC-USA toward Great Universal were assigned to Great Universal LLC. Great Universal continues to indemnify Millicom against certain contingent liabilities. Great Universal and Modern Holdings are mainly engaged in the communications, information technology, teleservices and media industries primarily.

        In June 1999, Great Universal effected a reorganization whereby it spun off its subsidiaries into two separate businesses being Great Universal Inc. and Modern Holdings. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 52.7% of common shares in Modern Holdings. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale security (note 9).

        Millicom does not consolidate its investments in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to Millicom. Further, due to the existence of warrants enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom considers that it does not control these companies.

  Services purchased from and sold to Affiliated Companies

        The following sales and purchases and outstanding balances occurred with companies affiliated to Millicom. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

        Millicom had the following payables to related parties and made purchases from related parties as follows:

	Purchases in year		Amount payable as of December 31,
	2004	2003	2004	2003
	US$ '000	US$ '000	US$ '000	US$ '000
Applied Sales Management	—	—	—	—
Applied Value	81	369	—	24
AVI	403	—	70	—
Banque Invik	665	937	57	348
Bassett	376	451	130	40
Ephibian	—	24	—	14
Foreign Value	1,859	730	—	—
Fischer Partners	37	—	—	—
Great Universal	192	—	78	—
Kinnevik	5	—	—	—
Metro	21	—	—	—
Modern Treuhand	569	—	415	—
Modern Times Group	5	—	1	—
Netcom Consultants	1,129	352	—	—
Praesidium	13	50	—	—
Procure-it-right	978	1,384	8	72
Search Value	257	159	—	38
Shared Services	146	—	34	—
Shared Value	680	638	5	41
Tele2 AB	234	247	177	31
3C Communications International	233	182

	7,883	5,523	975	608

        As at December 31, 2004 and 2003, Millicom had the following receivables from related parties:

	2004	2003
	US$ '000	US$ '000
Kinnevik	154	154
Metro	—	247
Millicom Technologies Ltd	83	—
Modern Holdings	1,383	1,690
Modern Times Group	265	265
Netcom	8	16
Shared Value	18	18
Stonebrook Enterprises	156	156
Tele2 AB	—	359

	2,067	2,905

        In the opinion of management, the transactions described above have been entered on terms similar to those that would have been obtained from independent parties.

ITEM 8. FINANCIAL INFORMATION

Financial Statements and Other Information

        See Item 18 for the Company's Financial Statements.

Legal Proceedings

        We are a party to various litigation matters in almost each jurisdiction in which we operate, but in management's opinion these matters will not, either singly or taken together, have a material negative impact on our financial position or operations.

Dividend Policy

        Holders of Millicom common stock are entitled to receive dividends ratably when, as and if declared by the Company's Board of Directors, subject to Luxembourg legal reserve requirements. Millicom has not paid any cash dividends on its common stock since inception. Millicom anticipates that it will retain any earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends on Millicom common stock in the foreseeable future. In addition, the ability of Millicom to make dividend payments or other payments on its common stock is limited by the Indenture for Millicom's new Notes. Management will consider any tax consequences to Millicom before declaring a dividend.

ITEM 9. THE OFFER AND LISTING

        The principal trading market of Millicom common stock is the NASDAQ National Market.

        On February 16, 2004, an Extraordinary General Meeting of Millicom passed a resolution approving a stock split of the issued shares of Millicom by exchanging one existing ordinary share with a par value of $6.00 for four new ordinary shares with a par value of $1.50 each, which became effective on February 20, 2004.

        All prices quoted below have been adjusted to reflect the reverse stock split effected in February 2003 and the one effected in February 2004. All figures presented are based upon a par value of $1.50 each.

	High	Low
Year ended December 31, 2000	$61.12	$16.08
Year ended December 31, 2001	$25.69	$6.87
Year ended December 31, 2002	$10.44	$0.29
Year ended December 31, 2003
First Quarter	$2.25	$1.09
Second Quarter	$7.13	$1.77
Third Quarter	$12.16	$6.65
October 2003	$15.58	$11.24
November 2003	$19.94	$15.19
December 2003	$19.88	$16.20
Year ended December 31, 2004
First Quarter	$22.92	$17.35
Second Quarter	$27.80	$20.52
Third Quarter	$22.00	$14.58
October 2004	$20.53	$17.34
November 2004	$23.30	$20.00
December 2004	$24.05	$22.07
January 2005	$22.39	$18.97
February 2005	$23.09	$21.28
March 2005	$23.15	$19.77

        On April 29, 2005, the closing market price for Millicom common stock on the NASDAQ National Market was $17.81.

        Our shares are also traded on the Stockholmsbörsen and the Luxembourg Stock Exchange.

        There are no Luxembourg decrees or regulations that restrict the import or export of capital or that affect the remittance of dividends or other payments to holders of Millicom common stock who are non-residents of the Grand-Duchy of Luxembourg.

        There are no limitations relating only to non-residents of the Grand-Duchy of Luxembourg under Luxembourg law or the articles of incorporation of Millicom on the right to be a holder and to vote in respect of Millicom common stock.

NASDAQ Corporate Governance Exemption

        The NASDAQ Stock Market granted an exemption to Millicom with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum specified in its by-laws for any meeting of the holders of common stock, which may not be less than 33 1/3% of the outstanding shares of the company's common voting stock. Our articles of association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders. This absence of a quorum requirement is in accordance with Luxembourg law and generally accepted business practices in Luxembourg.

ITEM 10. ADDITIONAL INFORMATION

Articles of Association

Registration and Object

        Millicom International Cellular is a public liability company (société anonyme) governed by the Luxembourg law of August 10, 1915 on Commercial Companies, incorporated on June 16, 1992, and registered with the Luxembourg Trade and Companies' Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 40.630.

        The articles of incorporation of Millicom define its purpose as follows: "[...] to engage in all transactions pertaining directly or indirectly to the acquisition of participating interests in any business enterprise, including but not limited to, the administration, management, control and development of any such enterprise, and to engage in all other transactions in which a company created under the laws of Luxembourg may engage".

Directors

        Restrictions on voting—In case a director has a personal material interest in a proposal, arrangement or contract to be decided by Millicom, the articles of incorporation provide that the validity of the decision of Millicom will not be affected by a conflict of interest existing for a director. However, any such personal interest must be disclosed to the board of directors ahead of the vote and the relevant director may not vote on the relevant issue. Such conflict of interest must be reported to the next general meeting of shareholders.

        Compensation and Nomination—The decision on the annual remuneration of the directors ("tantièmes") is reserved by the articles of incorporation to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, the directors may vote on the terms of their own employment contract with Millicom and on the amount of shares they may be allotted under a share option scheme. Following the annual general meeting of shareholders of May 2004, a Nominations Committee was established comprising Ms. Stenbeck (Chairwoman), Mr. Johannesson and Mr Carlund. This committee makes recommendations for the election of Directors to the AGM. At the AGM, shareholders may vote for or against the Directors proposed or may elect different directors. The Nominations Committee reviews and recommends the director's fees which are approved by the shareholders at the AGM.

        Borrowing powers—The Directors generally have unrestricted borrowing powers on behalf of and for the benefit of Millicom.

        Age limit—There is no age limit for being a director of Millicom. Directors are elected for a maximum of six years and are re-eligible.

        Share ownership requirements—Directors need not be shareholders.

Shares

        Rights attached to the shares—Millicom has only one class of shares, each share entitling its holder to (i) one vote at the general meeting of shareholders, (ii) receive dividends out of distributable profits when such distributions are decided, and (iii) share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right under any share or rights issue for cash, unless the board of directors restricts the exercise thereof.

        Redemption of shares—The articles of incorporation provide for the possibility and the terms of the repurchase by Millicom of its own shares, solely at Millicom's initiative.

        Sinking funds—Millicom's shares are not subject to any sinking fund.

        Liability for further capital calls—All of the issued shares in Millicom's capital are fully paid. Accordingly none of Millicom's shareholders are liable for further capital calls.

        Principal shareholder restrictions—There are no provisions in the articles of incorporation that discriminate against any existing or prospective holder of Millicom's shares as a result of such shareholder owning a substantial number of shares.

Changes to Shareholder Rights

        In order to change the rights attached to the shares of Millicom, a general meeting of shareholders must be duly convened and held before a Luxembourg notary, as under Luxembourg law such change requires an amendment of the articles of incorporation. A quorum of presence of at least 50% of the shares present or represented is required at a meeting held after the first convening notice, and any decision must be taken by a majority of two thirds of the shares present or represented. Any change to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.

Shareholders' Meetings

        General meetings of shareholders are convened by convening notice published in the Luxembourg official Gazette and in a Luxembourg newspaper, twice at an interval of eight days, at least eight days prior to the meeting. If all the shares are registered shares, a convening notice may, as an alternative to the publication, be sent to each shareholder by registered mail at least eight days before the annual general meeting. According to article 17 of the articles of incorporation of Millicom, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the general meeting of shareholders. An annual general meeting of shareholders must be convened every year on the date provided for in the articles of incorporation, which is the last Tuesday in May each year. Other meetings can be convened as necessary.

Limitation on Securities Ownership

        There are no limitations under Luxembourg law or the articles of incorporation on the rights for non-resident or foreign entities to own shares in Millicom.

Change of Control

        There are no provisions in the articles of incorporation of Millicom that would have the effect of delaying, deferring or preventing a change in control of Millicom and that would operate only with respect to a merger, acquisition or corporate restructuring involving Millicom, or any of its subsidiaries. Luxembourg laws impose the mandatory disclosure of an important participation in Millicom and any change in such participation.

Disclosure of Shareholder Ownership

        There are no provisions of the articles of incorporation by which a certain ownership threshold must be disclosed. However, Luxembourg laws provide that any entity or person holding more than certain thresholds (10%, 20%, 33 1/3%, 50% and 66 2/3%) of a company listed on the Luxembourg Stock Exchange must declare such shareholding to the Luxembourg Stock Exchange and to Millicom itself. Such disclosure is mandatory also in case of a decrease beyond such respective thresholds.

Material Contracts

        In December 2004 and January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Bonds due 2010 (the "4% Convertible Bonds"). The closing and settlement date of the 4% Convertible Bonds was January 7, 2005.

        The 4% Convertible Bonds are direct, unsecured obligations of Millicom. The rate of interest payable on the bonds is 4% per annum. Interest is payable semi-annually in arrear in equal installments on January 7 and July 7 of each year commencing on July 7, 2005.

        Unless previously redeemed or converted, the bonds will be redeemed on January 7, 2010 at their principal amount.

        Each bond will entitle the holder to convert such bond into shares or SDRs at the then applicable conversion price at any time on or after February 17, 2005 and up to December 28, 2010.

        The initial conversion price will be $34.86 per share.

        The 4% Convertible Bonds were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of bonds.

        In November 2003, Millicom issued $550 million aggregate amount of 10% Senior Notes due 2013 (the "10% Notes") under an indenture dated November 24, 2003 between Millicom and The Bank of New York.

        The 10% Notes are senior, unsecured obligations of Millicom. The 10% Notes bear interest at 10% per annum, payable semiannually in arrears on June 1 and December 1 of each year, with a final maturity on December 1, 2013. The interest on the 10% Notes is payable in cash.

        At any time and from time to time on or after December 1, 2008, Millicom may redeem the 10% Notes, in whole or in part, at a redemption price equal to the percentage of principal amount set out below plus accrued and unpaid interest to the redemption date.

12-month period commencing December 1 in Year	Percentage
2008	105.000%
2009	103.333%
2010	101.667%
2011 and thereafter	100.000%

        At any time and from time to time prior to December 1, 2006, Millicom may redeem 10% Notes with the net cash proceeds received by it from any sale of its common stock at a redemption price equal to 110% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the 10% Notes (including additional notes, if any, issued under the 10% Notes Indenture); provided that:

(1)
in each case the redemption takes place not later than 90 days after the closing of such sale, and

(2)
not less than 65% of the original principal amount of the 10% Notes (including additional notes, if any, issued under the indenture governing the 10% Notes) remains outstanding immediately thereafter.

        The 10% Notes may also be redeemed at Millicom's option in whole, but not in part, at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, and other amounts due to the date of redemption, if Millicom (or its successor) becomes obligated to pay certain additional amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of Luxembourg (or such successor's jurisdiction) or their respective political subdivisions or taxing authorities, or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective after the issue date of the 10% Notes (or the date such successor assumes Millicom's obligations under the 10% Notes).

        The indenture governing the 10% Notes contains certain covenants that, among others, restrict our ability to:

  •
  incur additional debt;

  •
  make certain payments, including dividends or other distributions, with respect to our capital stock, or prepayments of subordinated debt;

  •
  make certain investments or sell assets;

  •
  create certain liens or engage in sale and leaseback transactions;

  •
  provide guarantees for certain debt;

  •
  enter into restrictions on the payment of dividends and other amounts;

  •
  engage in certain transactions with affiliates;

  •
  incur indebtedness other than at the Company or operating subsidiary levels;

  •
  consolidate, merge or transfer all or substantially all our assets; and

  •
  enter into other lines of business.

        Upon the occurrence of a change of control triggering event, which is defined in the indenture governing the 10% Notes as a rating decline and change of ownership, holders of the 10% Notes may require Millicom to purchase all or a portion of the 10% Notes at a purchase price of 101% of the stated principal amount of the 10% Notes, plus accrued and unpaid interest, if any, on the 10% Notes to the date of purchase.

        Under the indenture governing the 10% Notes, Millicom may not incur indebtedness unless the "leverage ratio" would be less than 4 to 1. The leverage ratio is the ratio of the consolidated principal amount of net debt outstanding to four times operating income. Even if Millicom ceases to meet the leverage ratio requirement, it may incur debt under several "debt baskets" set out in the indenture governing the 10% Notes.

        On August 7, 2003, Millicom Telecommunications S.A., Millicom's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which are exchangeable into Tele2 AB series B shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications S.A. as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 8,968,400 Tele2 AB series B shares which Millicom beneficially owned through Millicom Telecommunications. The number of Tele2 shares that Millicom Telecommunications is obligated to deliver is based on a formula that takes into account the market price of the Tele2 shares prior to any exchange. Under the formula, Millicom Telecommunications could retain up to 30% of the increase in value of the Tele2 shares over the designated reference price of SEK 285 per share. As a result, at August 6, 2006 or earlier if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications may own up to approximately 23% of the 8,968,400 Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes.

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

        The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of December 31, 2004 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $365,006,000 (2003: $327,635,000). In 2004, an exchange loss of $27,550,000 (2003: $41,820,000) was recognized on the 5% Mandatory Exchangeable Notes.

        As part of the financing, Millicom purchased U.S. treasury strips with a nominal value of $46,470,000 which will be used to settle the interest payments.

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom's limited right to participate in the increase in value of the Tele2 shares, is recorded at fair value, taking into account time and volatility factors. As of December 31, 2004 and 2003, the fair value of the embedded derivative amounted to an asset of $45,255,000 and a liability of $103,457,000 respectively, with the variation for the year ended December 31, 2004 amounting to a gain of $148,712,000 and for the period from August 7, 2003 to December 31, 2003 amounting to a gain of $84,578,000, each recorded under the caption "Fair value result on financial instruments".

Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation of Luxembourg that may affect:

  •
  the import or export of capital including the availability of cash and cash equivalents for use by the Group, and

  •
  the remittance of dividends, interests or other payments to non-resident holders of the Company's securities other than those deriving from the U.S.-Luxembourg double taxation treaty.

Taxation

        The following paragraphs describe very generally the tax laws of Luxembourg as they apply to investors in the Company, which is a Luxembourg corporation, and also the taxation of investors who are citizens, residents or domiciliaries of the United States. The following is intended merely as a general summary of the principal tax consequences of the receipt, holding and disposition of shares of Millicom common stock, and is not intended as a substitute for professional tax advice that takes into account the particular circumstances relevant to a specific investor. Accordingly, investors should consult their own professional advisors on the possible tax consequences of holding or disposing of shares of Millicom common stock, under the laws of their countries of citizenship, residence or domicile.

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

United States Investors

(a)
Luxembourg Taxation. The United States and Luxembourg are party to the Convention between the United States of America and the Grand-Duchy of Luxembourg with Respect to Taxes on Income and Property (the "Treaty") for the purpose of avoiding double taxation. The Treaty provides that dividends received from the Company by a U.S. Holder (as defined below) are subject to a tax of 15% in most cases. Dividends received from the Company by a U.S. Holder are subject to tax at a reduced rate of 5% if the U.S. Holder is a company that owns directly at least 10% of the Company's voting stock. In addition, the Treaty exempts from Luxembourg taxation dividends paid to U.S. Holders that are treated as corporations for U.S. federal income tax purposes, that are residents of the United States under the Treaty, and that directly hold at least 25% of the Company's voting stock. These reduced rates are available only for dividends that are not attributable to a permanent establishment through which the U.S. Holder conducts a business in Luxembourg. The benefits of the Treaty are available to U.S. Holders that are "qualified residents" of the United States, as defined in the Treaty.

(b)
Special Considerations. Unfavorable U.S. tax rules apply to U.S. shareholders of a "passive foreign investment company" ("PFIC"). There can be no assurance that we presently are not, or will not become, a PFIC. Our substantial investment in associated companies' securities and other "passive assets" result in a risk that we are a PFIC or could become a PFIC in the future. See "—PFIC Considerations."

(c)
Taxation of Distributions on Millicom common stock. Distributions made by the Company with respect to Millicom common stock (including the amount of any Luxembourg taxes withheld there from) will generally be includable in the gross income of a United States person who is an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or a partnership created or organized in the United States or under the laws of the United States or of any state, or an estate or trust (other than a foreign estate or trust) that holds Millicom common stock (a "U.S. Holder") as dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. A corporation organized in the United States or under the laws of the United States that owns 10% of the Company's voting stock, however, may be entitled to a deduction for United States income tax purposes for a portion of a distribution treated as dividend income. To the extent, if any, that the amount of any such distribution exceeds the Company's current or accumulated earnings and profits as so computed, it will first reduce the U.S. Holder's tax basis in its Millicom common stock to the extent thereof, and, to the extent in excess of such tax basis, will be treated as a gain from the sale or exchange of property.

  Under present law, the maximum tax rate applicable to dividends in the U.S. is 35%. The maximum tax rate applicable to "qualified dividends" received by individuals is 15%. Dividends paid by the Company to a U.S. Holder will not be eligible for this "qualified dividend" tax rate if the Company is a PFIC or a for its tax year in which the dividend is paid, or for its previous tax year. See "—PFIC Considerations".

  Future distributions of rights to subscribe to Millicom common stock, or of Millicom common stock that are made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

  Subject to certain conditions and limitations, the amount of any Luxembourg taxes (other than taxes with respect to which a U.S. Holder is entitled to a refund under the Treaty, even if such refund is not claimed or received) withheld on a distribution by the Company will be creditable against such holder's U.S. federal income tax liability. Distributions with respect to Millicom common stock that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to Millicom common stock will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income."

  A U.S. Holder must hold Millicom common stock for a minimum holding period in order to claim a foreign tax credit with respect to Luxembourg tax withheld from a dividend distribution on Millicom common stock. The minimum holding period for common stock is 16 days, and such holding period must be satisfied within the 31-day period beginning on the date that is 15 days prior to the ex-dividend date. Any period for which the U.S. Holder protects itself from risk of loss is not includable in the minimum 16-day holding period. Amounts not creditable against U.S. tax may instead be deducted at the election of the U.S. Holder.

(d)
Taxation on Disposition of Millicom common stock. U.S. Holders will recognize gain or loss for U.S. federal income tax purposes on the sale or other disposition of Millicom common stock in the same manner as on the sale or other disposition of any other shares. Such gain or loss will be a capital gain or loss if Millicom common stock is held as a capital asset. Gains, if any, generally will be U.S. source gain.

  Net capital gains (i.e. generally capital gains in excess of capital losses) recognized by an individual U.S. Holder upon the sale of a capital asset that has been held for more than 12 months will generally be subject to tax at a rate not to exceed 15%. Net capital gains recognized by an individual from the sale of a capital asset that had been held for 12 months or less will be subject to tax at ordinary income tax rates. In addition, capital gains recognized by a corporate U.S. Holder will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

(e)
PFIC Considerations. A foreign corporation is a PFIC for any taxable year if either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of its assets produce, or are held for the production of, "passive income." For purposes of determining whether it is a PFIC, a foreign corporation is treated as holding its share of the assets, and receiving its share of the income, of any other corporation in which it owns (directly or indirectly) 25% or more of the stock (by value). Our substantial investment in associated companies' securities and other "passive assets" as well as the possibility that the Company may generate significant amounts of passive income from time to time, could cause us to be a PFIC or to become a PFIC in the future.

  If the Company is a PFIC in any taxable year, a U.S. Holder who beneficially owns Millicom common stock, during such year must make an annual return on IRS Form 8621 that describes the distributions received with respect to Millicom common stock and any gain realized on the disposition of such Millicom common stock. Furthermore, if the Company is a PFIC for any taxable year during which a U.S. Holder holds Millicom common stock, such U.S. Holder generally will be subject to special rules (regardless of whether the Company continued to be a PFIC) with respect to (i) any "excess distribution" made with respect to the Millicom common stock (generally, any distributions received by the U.S. Holder on Millicom common stock in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for Millicom common stock) and (ii) any gain realized on the sale or other disposition of Millicom common stock. Under these rules, (a) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for Millicom common stock, (b) the amount allocated to the current taxable year would be taxed as ordinary income and (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other year.

  A U.S. Holder could avoid the imposition of the interest charge with respect to such shares by making certain elections (either a mark-to-market election or a qualified electing fund ("QEF") election). To make the mark-to-market election, Millicom common stock must be considered marketable under U.S. income tax rules. For a U.S. Holder to make the QEF election, the Company would have to satisfy certain reporting requirements.

  Neither we nor our advisors have the duty to or will undertake to inform U.S. Holders whether or not we are a PFIC. We do not currently intend to make available the information necessary for a U.S. Holder to make a QEF election in the event we are determined to be a PFIC.

  Because of the complexity of these rules regarding ownership of stock in a PFIC by a U.S. Holder, U.S. Holders of Millicom common stock should consult with their own tax advisors regarding any potential reporting or tax obligations, as well as their potential election options.

(f)
FPHC Considerations. A foreign corporation will generally be a FPHC for any taxable year if (i) at least 60% (50% in certain cases) of its gross income consists of "foreign personal holding company income" and (ii) at any time during such year more than 50% of the voting power or value of its stock is owned, directly or under rules of attribution, by, or for, five or fewer individuals who are citizens or residents of the United States (a "U.S. Group"). For this purpose, foreign personal holding company income generally includes dividends and interest. Because the Company's principal source of income is expected to be dividends and interest from its subsidiaries, the Company is likely to satisfy the FPHC income test. With respect to the FPHC ownership test, although the Company believes that a significant percentage of its stock may be treated as owned, under the FPHC attribution rules, by five or fewer U.S. individuals, the Company is not aware of any facts which would indicate that a U.S. Group with respect to the Company exists as of March 15, 2004. Future changes in the ownership of the Company's stock, which the Company has no reason to anticipate, could affect its status for purposes of the FPHC rules.

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

        The table below summarizes, as at December 31, 2004, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	10,545	10,077	997	—	—	536,629	558,248
Av Int rate	5.7%	5.8%	3.8%	—	—	10.0%	9.8%
MTSA (SEK)	—	365,006	—	—	—	—	365,006
Mauritius	8	21	23	21	—	—	73
Paraguay	11,543	—	—	—	—	—	11,543
Senegal	16,148	673	769	646	—	—	18,236
Local currency	27,699	365,700	792	667	—	—	394,858
Av Int rate	10.2%	5.0%	11.5%	11.5%	—	—	5.4%
Total fixed rate	38,244	375,777	1,789	667	—	536,629	953,106
Floating rate:
US dollar	21,125	17,614	16,434	9,218	8,347	447	73,185
Av Int rate	5.2%	5.7%	6.1%	4.9%	4.9%	7.4%	5.5%
Guatemala	—	4,728	4,728	4,728	4,728	3,782	22,694
Mauritius	1,436	929	1,853	325	—	—	4,543
Pakistan	13,345	9,241	8,414	—	—	—	31,000
Sri Lanka	485	1,628	2,171	2,171	2,171	—	8,626
Tanzania	5,213	3,295	2,348	1,740	—	—	12,596
Vietnam	8,663	—	—	—	—	—	8,663
Local currency	29,142	19,821	19,514	8,964	6,899	3,782	88,122
Av Int rate	8.7%	7.5%	7.2%	8.3%	9.3%	8.8%	8.1%
Total floating rate	50,267	37,435	35,948	18,182	15,246	4,229	161,307
Total	88,511	413,212	37,737	18,849	15,246	540,858	1,114,413

        The table below summarizes, as at December 31, 2003, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	45,019	19,903	73,680	4,467	943	536,681	680,693
Av Int rate	3.2%	3.2%	2.2%	3.2%	2.4%	10.0%	8.4%
MTSA (SEK)	—	—	327,635	—	—	—	327,635
Pakistan	8,944	—	—	—	—	—	8,944
Paraguay	3,551	—	—	—	—	—	3,551
Sri Lanka	876	—	—	—	—	—	876
Senegal	7,466	8,179	626	713	602	—	17,586
Local currency	20,837	8,179	328,261	713	602	—	358,592
Av Int rate	8.4%	11.5%	5.0%	11.5%	11.5%	—	5.4%
Total fixed rate	65,856	28,082	401,941	5,180	1,545	536,681	1,039,285
Floating rate:
US dollar	38,823	205	1,066	50	56	484	40,684
Av Int rate	6.2%	8.5%	8.4%	6.2%	6.2%	6.2%	6.3%
Guatemala	—	—	—	—	—	21,945	21,945
Mauritius	2,163	712	—	—	—	—	2,875
Pakistan	4,984	14,350	8,734	8,734	—	—	36,802
Sri Lanka	7,661	6,789	1,222	—	—	—	15,672
Tanzania	709	1,484	1,484	—	—	—	3,677
Vietnam	12,468	—	—	—	—	—	12,468
Local currency	27,985	23,335	11,440	8,734	—	21,945	93,439
Av Int rate	7.7%	8.6%	5.3%	4.1%	—	8.0%	7.4%
Total floating rate	66,808	23,540	12,506	8,784	56	22,429	134,123
Total	132,664	51,622	414,447	13,964	1,601	559,110	1,173,408

        We have not historically used interest rate swaps, forward rate agreements or other futures contracts but instead have mainly managed our interest exposure by diversifying our debt between fixed and floating-rate loans. In the future, we may use such instruments to manage our interest exposure. There can be no assurance, however, that the use of any such instruments will be effective.

        Included in the total for U.S. dollar fixed-rate balances in 2004 above is $901,635,000 in respect of the book value of 10% Senior Notes and the 5% Mandatory Exchangeable Notes for which the fair value as of December 31, 2004 is $892,823,000,. For all other amounts, the fair value is taken to be the book value as stated above.

Exchange Rate Risk

        We are exposed to fluctuations of the U.S. dollar against certain other currencies. We publish our financial statements in U.S. dollars while a significant proportion of our assets, liabilities, sales and costs are denominated in other currencies. We conduct our business in 16 different currencies.

        We seek to protect our reported earnings from falling in U.S. dollar terms, from currency depreciation, by periodically adjusting our prices in local currency terms to reflect any such depreciation. In certain countries that experience very high inflation, we set our prices in direct relation to the U.S. dollar. However, there can be no assurance that a significant devaluation of a currency against the U.S. dollar can be offset, in whole or in part, by a corresponding price increase, even over the long term. For example, the devaluation of the currency in Paraguay in 2002 had an adverse effect on the results of our operations. For the years ended December 31, 2004, 2003 and 2002, we suffered exchange losses of $26,796,000, $45,602,000 and $23,483,000 respectively. In 2004 and 2003 the main portion of the exchange loss related to the revaluation of the 5% Mandatory Exchangeable Notes which are denominated in Swedish Krona. To some extent, the broad mix of currencies in which we conduct our businesses and the geographic spread of our operations provide us with some measure of protection against specific exchange rate movements and reduces the overall sensitivity of our results to specific exchange rate fluctuations. We do not generally hedge our foreign currency exposure as it is considered that the cost of purchasing financial instruments outweighs the benefits derived.

        At the venture level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. In some cases, we may borrow in U.S. dollars either because it is advantageous for ventures to incur debt obligations in U.S. dollars or because dollar denominated borrowing is the only funding source available to a venture. In these circumstances, we decided to accept the inherent currency risk, principally because of the relatively high cost of buying, or inability to buy, forward cover in currencies of the countries in which we operate. See Note 2 of the "Notes to the Consolidated Financial Statements".

        The following table summarizes our debt detailing the balances at December 31, 2004, that were denominated in U.S. dollars and that in other local currencies.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 yrs	Total
	(in thousands of US dollars, except percentages)
US dollar	31,670	27,691	17,431	9,218	8,347	537,076	631,433
MTSA (SEK)	—	365,006	—	—	—	—	365,006
Guatemala	—	4,728	4,728	4,728	4,728	3,782	22,694
Mauritius	1,444	950	1,876	346	—	—	4,616
Pakistan	13,345	9,241	8,414	—	—	—	31,000
Paraguay	11,543	—	—	—	—	—	11,543
Senegal	16,148	673	769	646	—	—	18,236
Sri Lanka	485	1,628	2,171	2,171	2,171	—	8,626
Tanzania	5,213	3,295	2,348	1,740	—	—	12,596
Vietnam	8,663	—	—	—	—	—	8,663
Local currency	56,841	385,521	20,306	9,631	6,899	3,782	482,980
Total	88,511	413,212	37,737	18,849	15,246	540,858	1,114,413

        The following table summarizes our debt detailing the balances at December 31, 2003, that were denominated in U.S. dollars and that in other local currencies.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 yrs	Total
	(in thousands of US dollars, except percentages)
US dollar	83,842	20,108	74,746	4,517	999	537,165	721,377
MTSA (SEK)	—	—	327,635	—	—	—	327,635
Guatemala	—	—	—	—	—	21,945	21,945
Mauritius	2,163	712	—	—	—	—	2,875
Pakistan	13,928	14,350	8,734	8,734	—	—	45,746
Paraguay	3,551	—	—	—	—	—	3,551
Senegal	7,466	8,179	626	713	602		17,586
Sri Lanka	8,537	6,789	1,222	—	—	—	16,548
Tanzania	709	1,484	1,484	—	—	—	3,677
Vietnam	12,468	—	—	—	—	—	12,468
Local currency	48,822	31,514	339,701	9,447	602	21,945	452,031
Total	132,664	51,622	414,447	13,964	1,601	559,110	1,173,408

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        As of December 31, 2004, the Company, under the supervision and with the participation of the Company's management, including the Chief Executive Officer, the Chief Financial Controller and the Chief of Finance—Global Operations, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures. The Company's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Company's Chief Executive Officer, Chief Financial Controller and Chief of Finance—Global Operations concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms.

        There has been no change in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has appointed Michel Massart as its Audit Committee financial expert. Mr. Massart is an "independent" financial expert as such term is defined under the NASDAQ National Market listing requirements.

ITEM 16B.    CODE OF ETHICS

        Millicom has adopted a code of ethics applicable to its Chief Executive Officer, Chief Financial Controller and Chief of Finance—Global Operations and to all other Millicom employees. The text of this code is available free of charge upon written request addressed to: General Counsel, Millicom International Cellular S.A., 75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg, fax: + 352 27 759 359.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2004 and 2003.

	2004	2003
Audit Fees	1,768,735	2,265,498
Audit-Related Fees	4,010	4,010
Tax Fees	41,724	90,952
All Other Fees	3,500	19,796
Total	1,817,969	2,380,256

        Audit-related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and procedure relates to the maintenance of fixed asset registers and inventory procedures and the issuance of certifications of loan covenant compliance required by Millicom's debt agreements. Tax services consist principally of tax planning services and tax compliance services. Other services are services not included in the other categories.

Audit Committee Pre-approval Policies

        Consistent with SEC policies regarding auditor independence, the Audit Committee has revised its policies and procedures relating to pre-approval of audit and non-audit services. The policies and procedures now provide that no non-audit services can be rendered by Millicom's auditors without the prior consent of the Audit Committee.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See pages F-1 through F-83.

ITEM 19.    EXHIBITS

1.1	Articles of Association of Millicom International Cellular S.A.
2.1	Indenture, dated January 7, 2005 between Millicom International Cellular S.A. and The Bank of New York, as Trustee.
2.2	Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.*
2.3
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee, as amended (incorporated by reference to Exhibits 4.1 and 4.3 of the Company's registration statement on Form F-4 (File No. 333-112948) filed on February 19, 2004 and January 13, 2005, respectively).
4.1.	Business Co-Operation Contract dated June 2, 1994, as amended, among Vietnam Mobile Services Co., Industriforvaltnings AB Kinnevik and Comvik International Vietnam AB.**
7.1	Explanation of the calculation of (loss) earnings per share.*
12.1	Certification of Marc Beuls required by Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 13a-14(a).
12.2	Certification of Bruno Nieuwland required by Exchange Act Rule 13a-14(a).
12.3	Certification of Judy Tan required by Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls, Bruno Nieuwland and Judy Tan required by Exchange Act Rule 13a-14(b).
14.1	Consent of PricewaterhouseCoopers S. à r. l. to the incorporation by reference of their report dated May 2, 2005 in the Company's Registration Statement on Form F-3 (No. 333-111779).

*
Previously filed with the Securities and Exchange Commission with the Company's Form 20-F filed on April 30, 2004 and herein incorporated by reference.

**
Previously filed with the Securities and Exchange Commission with the Company's Form 20-F/A filed on January 13, 2005 and incorporated herein by reference.

PricewaterhouseCoopers Société à responsabilité limitée Réviseur d'entreprises 400, route d'Esch B.P. 1443 L-1014 Luxembourg Téléphone +352 494848-1 Facsimile +352 494848-2900

Report of Independent Registered Public Accounting Firm

To the shareholders of
 Millicom International Cellular S.A.

We have audited the accompanying consolidated balance sheets of Millicom International Cellular S.A. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows for the three years ended December 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millicom International Cellular S.A. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers S.à r.l. Réviseur d'entreprises	Luxembourg, May 2, 2005

Millicom International Cellular S.A.

Consolidated balance sheets

As of December 31, 2004 and 2003

	Notes	2004	2003
		US$ '000	US$ '000
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill, net	4	37,702	49,578
Licenses, net	5	277,705	30,889
Other intangible assets, net	6	2,561	3,351
Property, plant and equipment, net	7	575,649	489,543
Financial assets
Investment in Tele2 AB shares	8	351,882	479,040
Investment in other securities	9	10,540	25,397
Investments in associates	3	2,220	1,340
Embedded derivative on the 5% Mandatory Exchangeable Notes	18	45,255	—
Pledged deposits	11	25,544	23,785
Deferred taxation	24	5,883	5,226

TOTAL NON-CURRENT ASSETS		1,334,941	1,108,149

CURRENT ASSETS
Financial assets
Investment in other securities	9	15,327	15,291
Inventories	12	16,304	10,941
Trade receivables, net	13	141,972	113,750
Amounts due from joint ventures and joint venture partners	3	11,715	13,137
Amounts due from other related parties	30	2,067	2,905
Prepayments and accrued income		36,875	19,739
Other current assets	14	62,377	49,583
Pledged deposits		9,260	7,745
Time deposits	15	610	32,880
Cash and cash equivalents	16	413,381	148,829

TOTAL CURRENT ASSETS		709,888	414,800

TOTAL ASSETS		2,044,829	1,522,949

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2004	2003
		US$ '000	US$ '000
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY	17
Share capital and premium		513,782	239,876
Treasury stock		(8,833)	(8,833)
2% PIK Notes—equity component		—	16,006
Legal reserve		13,577	4,256
Retained losses brought forward		(276,608)	(446,110)
Net profit for the year		68,241	178,823
Currency translation reserve		(71,116)	(69,198)

TOTAL SHAREHOLDERS' EQUITY		239,043	(85,180)

Minority interest		43,351	26,571

LIABILITIES
NON-CURRENT LIABILITIES
10% Senior Notes	18	536,629	536,036
2% PIK Notes—debt component	18	—	50,923
5% Mandatory Exchangeable Notes—debt component	18	365,006	327,635
Embedded derivative on the 5% Mandatory Exchangeable Notes	18	—	103,457
Other debt and financing	18	124,267	126,150
Other non-current liabilities	19	194,774	—
Deferred taxation	24	39,216	38,006

TOTAL NON-CURRENT LIABILITIES		1,259,892	1,182,207

CURRENT LIABILITIES
Other debt and financing	18	88,511	132,664
Trade payables		173,969	107,424
Amounts due to joint ventures	3	7,760	5,340
Amounts due to other related parties	30	975	608
Accrued interest and other expenses		55,203	44,673
Other current liabilities	19	176,125	108,642

TOTAL CURRENT LIABILITIES		502,543	399,351

TOTAL LIABILITIES		1,762,435	1,581,558

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		2,044,829	1,522,949

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of profit and loss

for the years ended December 31, 2004, 2003 and 2002

	Notes	2004	2003	2002
		US$ '000	US$ '000	US$ '000
Revenues	20	921,466	647,104	605,186
Cost of sales	20,23	(388,334)	(258,002)	(259,530)

GROSS PROFIT		533,132	389,102	345,656
Sales and marketing		(122,705)	(87,575)	(80,941)
General and administrative expenses	23	(127,400)	(108,449)	(186,491)
Gain (loss) from sale of subsidiaries and joint ventures, net	23	(2,207)	2,213	88,814
Other operating expenses	4, 23	(35,225)	(32,776)	(44,725)
Other operating income	29	3,287	—	—

OPERATING PROFIT		248,882	162,515	122,313
Gain (loss) and valuation movement on investment in securities	8,9	(126,957)	246,760	(299,963)
Interest expense	18	(108,534)	(135,172)	(185,959)
Interest income		7,706	4,836	12,726
Other financial income	18	—	96,748	42,247
Fair value result on financial instruments	10,18	148,816	(84,578)	(7,858)
Exchange loss, net	18	(26,796)	(45,602)	(23,483)
Profit from associates	3	814	380	62

PROFIT (LOSS) BEFORE TAX		143,931	245,887	(339,915)
Charge for taxes	24	(58,900)	(52,369)	(22,734)

PROFIT (LOSS) AFTER TAX		85,031	193,518	(362,649)
Minority interest		(16,790)	(14,695)	(22,494)

NET PROFIT (LOSS) FOR THE YEAR		68,241	178,823	(385,143)

Earnings per share for the year (expressed in US$ per common share)	31
—Basic		0.82	2.74	(5.90)

—Diluted		0.77	2.26	(5.90)

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of cash flows

for the years ended December 31, 2004, 2003 and 2002

	Notes	2004	2003	2002
		US$ '000	US$ '000	US$ '000
Cash flows from operating activities
Net cash provided by operating activities	25	303,243	184,322	67,279

Cash flow from investing activities
Acquisition of subsidiaries and joint ventures, net of cash acquired	26	(1,006)	1,028	(2,000)
Cash impact of change in consolidation method		12	112	—
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	27	961	8,848	135,071
Purchase of intangible assets		(38,891)	(3,569)	(5,205)
Purchase of financial assets	9	—	(45,328)	(186)
Proceeds from the disposal of financial assets	8, 9	15,490	41,036	167,082
Purchase of property, plant and equipment		(197,873)	(86,452)	(135,818)
Proceeds from the sale of property, plant and equipment		82	3,296	307
Advances made to joint ventures and joint venture partners		(4,153)	(1,893)	(7,436)
Repayment of advances to joint ventures and joint venture partners		5,752	2,758	305
Advances from joint ventures		2,420	38	5,302
Purchase of pledged deposits		(9,045)	(9,228)	(30,958)
Disposal of pledged deposits		6,686	11,599	14,452
Purchase of time deposits		(12)	(30,079)	(11,890)
Disposal of time deposits		32,430	12,283	17,941

Net cash (used) provided by investing activities		(187,147)	(95,551)	146,967

Cash flow from financing activities
Proceeds from issuance of shares		205,920	—	—
Proceeds from issuance of debt and financing		102,156	969,607	182,828
Repayment of debt and financing		(155,071)	(899,008)	(363,584)
Cash outflows related to debt restructuring		—	(68,068)	—
Payment of dividends to minority interests		(3,163)	(12,541)	(16,536)
Payments to shareholders		—	(1,628)	—
Net purchase of treasury stocks		—	—	(2,488)

Net cash (used) provided by financing activities		149,842	(11,638)	(199,780)

Exchange gains/(losses) on cash and cash equivalents		(1,386)	1,245	(291)
Net increase in cash and cash equivalents		264,552	78,378	14,175
Cash and cash equivalents at beginning of year		148,829	70,451	56,276

Cash and cash equivalents at end of year		413,381	148,829	70,451

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in shareholders' equity

for the years ended December 31, 2004, 2003 and 2002

	Number of shares(iv)	Number of shares held in the Group(iv)	Share capital	Share premium	Treasury stock	2% PIK Notes(ii)	Accumulated profit and loss account	Other reserves(i)	Total
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2002	94,833	(29,180)	142,249	139,740	(52,033)	—	(57,719)	(103,343)	68,894
Shares purchased during the year	—	(515)	—	—	(2,488)	—	—	—	(2,488)
Loss for the year	—	—	—	—	—	—	(385,143)	—	(385,143)
Prolonged decrease in market value of Tele2 AB shares	—	—	—	—	—	—	—	61,325	61,325
Movement in currency translation reserve	—	—	—	—	—	—	—	(37,847)	(37,847)

Balance as of December 31, 2002	94,833	(29,695)	142,249	139,740	(54,521)	—	(442,862)	(79,865)	(295,259)
Effect of consolidation of El Salvador	—	—	—	—	—	—	(3,248)	—	(3,248)
Profit for the year	—	—	—	—	—	—	178,823	—	178,823
Issuance of 2% PIK Notes—equity component	—	—	—	—	—	16,248	—	—	16,248
Disposal/Cancellation of treasury stock	(28,863)	29,040	(43,294)	—	45,688	—	—	—	2,394
Conversion of 2% PIK Notes	350	—	524	657	—	(242)	—	—	939
Movement in currency translation reserve	—	—	—	—	—	—	—	14,923	14,923

Balance as of December 31, 2003	66,320	(655)	99,479	140,397	(8,833)	16,006	(267,287)	(64,942)	(85,180)
Profit for the year	—	—	—	—	—	—	68,241	—	68,241
Conversion/Redemption of 2% PIK Notes	23,230	—	34,845	33,141	—	(16,006)	—	—	51,980
Issuance of shares(iii)	9,000	—	13,500	195,660	—	—	—	—	209,160
Shares issued via the exercise of stock options	669	—	1,004	1,864	—	—	—	—	2,868
Transaction costs on issuance of shares	—	—	—	(6,108)	—	—	—	—	(6,108)
Transfer to legal reserve	—	—	—	—	—	—	(9,321)	9,321	—
Movement in currency translation reserve	—	—	—	—	—	—	—	(1,918)	(1,918)

Balance as of December 31, 2004	99,219	(655)	148,828	364,954	(8,833)	—	(208,367)	(57,539)	239,043

(i)
Other reserves at December 31, 2004 consist of a $(71,116,000) currency translation reserve (2003: $(69,198,000), 2002: $(84,121,000)) and a $13,577,000 legal reserve (2003: $4,256,000, 2002: $4,256,000).

(ii)
See Note 18

(iii)
See Note 17

(iv)
After stock split of February 20, 2004 (See Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements

As of December 31, 2004, 2003 and 2002

1. ORGANIZATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "Millicom") is a global operator of cellular telephone services in the world's emerging markets. As of December 31, 2004, Millicom has interests in 17 cellular systems in 16 countries, focusing on emerging markets in South East Asia, South Asia, Central America, South America and Africa. The Company's shares are traded on the NASDAQ National Market under the symbol MICC, on Stockholmsbörsen (the Stock Exchange in Stockholm, Sweden) and on the Luxembourg stock exchange under the symbol MIC. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

        Millicom's cellular telephone interests operate through strategic entities in the following geographic regions of the world (Note 3):

  •
  South East Asia including operations in Cambodia, Lao, and Vietnam;

  •
  South Asia including operations in Pakistan and Sri Lanka;

  •
  Central America including operations in El Salvador, Guatemala and Honduras;

  •
  South America including operations in Bolivia and Paraguay;

  •
  Africa including operations in Chad (expected to start in 2005), Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

        In 2004, Millicom sold its interest in its operation in Argentina and in 2003 its interest in its operation in Colombia. In 2002, Millicom disposed of MIC Systems, including MACH, its GSM clearing-house, and disposed of its operation in the Philippines.

        The Group was formed in December 1990 when Investment AB Kinnevik ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom Inc."), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom Inc. was merged ("the Merger") into a wholly owned subsidiary of Millicom, MIC-USA Inc. ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom Inc.'s common stock were exchanged for approximately 46.5% of Millicom's common stock outstanding at that time.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

Basis of preparation

        The consolidated financial statements of the Group are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. These consolidated financial statements are not prepared for the purposes of statutory filing.

        The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Changes in accounting policies in 2003

        The consolidated financial statements as of December 31, 2004 are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2003 and December 31, 2002, except for the accounting policy with respect to the unrealised gains and losses of available-for-sale securities. Prior to January 1, 2003 these gains or losses were recorded within shareholders' equity under a caption "revaluation reserve". When the securities were sold, impaired or there was a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the consolidated statements of profit and loss as gains or losses on investment securities.

        As from January 1, 2003 management determined that it was more appropriate to record the change in fair value of available-for-sale securities in the consolidated statements of profit and loss. Accordingly the Board of Directors decided to change the accounting policy for fair value adjustments of available-for-sale securities and to record these adjustments in the consolidated statement of profit and loss as from January 1, 2003. Millicom adopted the allowed alternative treatment for change in accounting policy as defined in IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies", which requires any adjustment resulting from retrospective application of the change in accounting policy to be included in the determination of the net profit or loss for the current period. Because Millicom recorded an impairment loss in the statement of profit and loss based on the value of available-for-sale securities as of December 31, 2002, only the change in value from January 1 to December 31, 2003 has been recorded to reflect the change in accounting principle at December 31, 2003. Had Millicom applied the same accounting principle in prior years the retained losses and losses for the year ended December 31, 2002 would have been as follows:

2002
US$ '000
Net loss as reported for the year	(385,143)
Effect of change in accounting policy with respect to the fair value adjustments of available-for-sale securities	61,325

Net loss as adjusted for the year	(323,818)

Adjusted basic earnings per share for the year (expressed in U.S.$ per share)	(4.96)

        The reconciliation between retained losses as previously reported and retained losses as adjusted is as follows:

2002
US$ '000
Retained losses as reported as of January 1, 2002	(57,719)
Effect of change in accounting policy with respect to the fair value adjustments of available-for-sale securities	(61,325)
Retained losses as adjusted as of January 1, 2002	(119,044)
Net loss as adjusted for the year	(323,818)

Retained losses as of December 31, 2002	(442,862)

Consolidation and accounting policies

        The consolidated financial statements are prepared in accordance with the following significant consolidation and accounting policies:

a) Group accounting

  Subsidiaries

        Subsidiaries, which are those entities (including Special Purpose Entities) controlled by the Group are consolidated. Control is presumed to exist when the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

        The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

        Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group's share of the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(c) and Note 2(x) for the accounting policy on goodwill and business combinations that occurred on or after March 31, 2004. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

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

  Associates

        Investments in associates are accounted for using the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognized in the consolidated statements of profit and loss. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally holds between 20% and 50% of the voting rights, or in which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

b) Foreign currency translation

  i) Presentation and measurement currency

        The presentation currency of the Group is the U.S. dollar. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in different currencies. The measurement currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. The measurement currency of each subsidiary, joint venture and associates reflects the economic substance of the underlying events and circumstances of these entities and is determined in accordance with the requirements of SIC 19 'Reporting Currency—Measurement and Presentation of Financial Statements under IAS 21 and IAS 29'.

  ii) Transactions and balances

        In the financial statements of the Group's entities, transactions denominated in currencies other than the measurement currency are recorded in the measurement currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the measurement currency are reported at the exchange rates prevailing at the year-end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the consolidated statements of profit and loss.

        For the purposes of consolidating joint ventures and subsidiaries with measurement currencies other than U.S. dollars, the balance sheets are translated to U.S. dollars using the closing exchange rate. Profit and loss accounts are translated to U.S. dollars at the average exchange rate during the year. Foreign exchange gains and losses arising from the translation of financial statements are recorded as a separate component of shareholders' equity under the caption "Currency translation reserve".

        The following is a table of the principal currency translation rates to the U.S. dollar as of December 31, 2004 and 2003 and the average rates for the year ended December 31, 2004.

Country	Currency	2004 Average rate	2004 Year-end rate	2003 Year-end rate
Argentina	Pesos	2.94	2.97	2.93
Bolivia	Bolivianos	7.93	8.04	7.80
Chad	CFA franc	526.00	482.73	520.04
Ghana	Cedi	8,982.52	9,002.00	8,850.00
Guatemala	Quetzal	7.95	7.76	8.02
Honduras	Lempira	18.20	18.63	17.74
Lao	Kip	10,733.85	10,496.00	10,599.00
Luxembourg	Euro	0.80	0.74	0.79
Mauritius	Rupee	27.52	28.18	26.20
Pakistan	Rupee	58.41	59.43	57.25
Paraguay	Guarani	5,986.35	6,115.00	6,100.00
Senegal	CFA franc	526.00	482.73	520.04
Sierra Leone	Leone	2,464.69	2,406.00	2,450.00
Sri Lanka	Rupee	101.09	104.48	96.95
Sweden	Kroner	7.31	6.65	7.19
Tanzania	Shilling	1,087.74	1,040.50	1,057.54

        Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the period.

  iii) Foreign exchange risk

        Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, Millicom may borrow in U.S. dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in U.S. dollars or because U.S. dollar-denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom normally accepts the remaining currency risk associated with the financing of its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover in the currencies of the countries in which the Group operates.

c) Intangible assets

  Goodwill

        The excess of cost of an acquisition over the Group's share in the fair value of the net identifiable assets of the acquired subsidiary, joint venture or associate at the date of transaction is recorded as goodwill and recognized as an asset in the balance sheet. The resulting goodwill is allocated to the cash-generating unit acquired. Goodwill is amortized using the straight-line method over its estimated useful life but not longer than 20 years. Goodwill on associates is included in their carrying value in the caption "Investments in associates".

        At each balance sheet date the Group assesses whether there is any indication of impairment of its recorded goodwill. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. An impairment is recorded if the carrying amount exceeds the recoverable amount, as measured by reference to the fair value of the cash-generating unit.

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

        See Note 2x for a discussion on IFRS 3 "Business Combinations".

  Licenses

        The carrying value of licenses for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by joint ventures and subsidiaries is disclosed in Note 5.

        The Group operates in an industry that is subject to changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate making, frequency allocation and technical standards. Licenses are initially measured at cost and are amortized using the straight-line basis over periods of five to 20 years depending on the term of the license. Licenses held, subject to certain conditions, are usually renewable and are generally non-exclusive. Under the terms of the respective licenses, the joint ventures and subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular networks.

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

d) Property, plant and equipment

        (i) Property, plant and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is virtually certain. All repairs and maintenance expenditures are expensed as they occur.

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

        A liability for the present value of the cost to remove an asset on both owned and leased sites is recognized when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

  (ii) Borrowing costs

        Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will result in future economic benefits for the Group and the costs can be measured reliably.

e) Impairment of long lived assets

        The recoverability of the Group's assets, including its intangible assets, is subject to the future profitability of the Group's operations and the evolution of the business in accordance with its plans. In evaluating the recoverability of its assets, the value and future benefits of the Group's operations are periodically reviewed by management based on technological, regulatory and market conditions. When certain operational and financial factors indicate an impairment of value, the Group evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance, and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if appropriate, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. For new product launches where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Management also review on a regular basis the terms and conditions for license renewal and when the latter is virtually certain, determine accordingly the useful live of the assets associated with the license. In 2004, 2003 and 2002, management recorded an impairment loss on certain assets (Note 23).

f) Financial instruments

        A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

        After initial recognition, the Group revalues financial assets held as available-for-sale and derivatives to fair value.

        Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced or liquidation sale. Fair values are obtained from quoted market prices, discounted cash flow models and option-pricing models using management's estimates as appropriate.

        The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

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

        Available-for-sale securities are reported at fair value. Prior to January 1, 2003, net unrealized gains or losses were recorded within shareholders' equity under the caption "Revaluation reserve". When the securities were sold, impaired or there was a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the consolidated statements of profit and loss as gains and losses on investment securities. As from January 1, 2003, management determined that it was appropriate to record the change in fair market value of available-for-sale securities in the consolidated statements of profit and loss. Accordingly, the Board of Directors decided to change the accounting policy for fair value adjustments of available-for-sale securities and to record these adjustments in the consolidated statements of profit and loss as from January, 1, 2003. Millicom adopted the allowed alternative treatment for change in accounting policy as defined in IAS 8 'Net profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies' which requires any adjustment resulting from retrospective application of the change in accounting policy to be included in the determination of the net profit or loss for the current period (Note 2—Changes in accounting policies).

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

        When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a non-current liability based on the amortized cost until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

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

        A derivative embedded in a financial instrument, such as the embedded derivative on the 5% Mandatory Exchangeable Notes in Tele2 AB series B shares (Note 18), is treated as a separate derivative when (i) its economic risks and characteristics are not closely related to those of the host contract, (ii) a separate instrument with the same terms as the embedded derivative would qualify as a derivative, (iii) the combined instrument (derivative and host contract) is not carried at fair value with unrealized gains and losses reported in the statements of profit and loss.

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

g) Leases

        Operating lease rentals are charged to the statement of profit and loss on a straight-line basis over the life of the lease.

        Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

h) Inventories

        Inventories consist of cellular telephone equipment and related accessories, which are classified as trading inventory, and network equipment spares, which are classified as non-trading inventory. Inventory is stated at the lower of cost or net realisable value, with cost determined on a first-in, first-out basis.

i) Time and pledged deposits

        Time deposits represent cash deposits with banks that earn interest at market rates.

        Pledged deposits represent contracted cash deposits with banks that are held as security for debts either at the corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

j) Cash and cash equivalents

        Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

        Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included within "other debt and financing" in current liabilities on the balance sheet.

k) Share capital

        Common shares are classified as equity. The portion of a convertible bond representing the fair value of the conversion option at the time of issue is included in equity (see Borrowings in Note 2 f).

        Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

l) Provisions

        Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

m) Revenue recognition

        The Group revenue sources in the consolidated statements of profit and loss comprise the following:

  Revenues from provision of telecom services

        These recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees, revenues from the provision of data clearing services (until November 2002, when Millicom disposed of MACH, Note 23) and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

  Connection revenues

        Initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

  Equipment revenues

        These revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

n) Prepaid cards

        Prepaid cards allow the forward purchase of a specified amount of airtime by customers. Revenues are recognized as credit is used. Unutilized airtime is carried in the balance sheet and is included under deferred revenue within "other current liabilities".

o) Cost of sales

        The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of channel, costs of handsets and other accessories sold and royalties. Costs of sales are recorded on an accrual basis.

        Cost of sales also includes the depreciation and impairment of network equipment (Note 2 e).

p) Customer acquisition costs

        Specific customer acquisition costs, including handset subsidies and free phone promotions, are charged to sales and marketing when the subscriber is activated. Advertising costs are charged to sales and marketing when incurred and amount to $29,803,000 for the year ended December 31, 2004 (2003: $22,932,000; 2002: $24,914,000).

q) Equity compensation benefits

        Share options are granted to Directors, management and key employees. Options in 2004 were granted at an exercise price equal to the market price at date of grant plus a mark-up of 10%. Options granted in 2003 and before were granted at an exercise price equal to the market price at date of grant. Options are exercisable in tranches beginning either one year or three years from the date of grant and have either an indefinite term or a contractual option term of a maximum of six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (par value) and share premium. The Group does not make a charge to staff costs in connection with share options (see also Note 2 x).

r) Taxation

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

s) Earnings (loss) per common share

        Basic earnings (loss) per common share are based on the profit (loss) for the year divided by the weighted average number of common shares outstanding during the year taking into account, stock splits up to the date of approval of the financial statements. Diluted earnings (loss) per share is calculated by dividing the net income attributable to ordinary shareholders by the sum of the weighted average number of common shares outstanding during the year and the weighted average number of shares, which would be issued on the conversion of all the dilutive potential common shares into common shares. The Company has two categories of dilutive potential ordinary shares: convertible debt and share options.

t) Amounts due from/to joint ventures

        In the ordinary course of business, the Company advances and receives cash from the joint ventures. Upon consolidation of the Group's financial statements, part of these advances are eliminated based on the Company's ownership percentage in each joint venture. The remaining amount represents the partner's share of the joint venture's balance with the Company and is recorded under the captions "Amounts due from joint ventures" and "Amounts due to joint ventures".

u) Risk management

  Liquidity Risk

        The Group has incurred significant indebtedness but evaluates its ability to meet its obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage its liquidity risk, including the designation of certain assets as available-for-sale.

  Credit Risk

        Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, time and pledged deposits, letters of credit, available-for-sale securities and accounts receivable. The counter-parties to the agreements relating to the Group's cash and cash equivalents, time deposits, pledged deposits and available-for-sale securities are reputable financial institutions. Management does not believe there is a significant risk of non-performance by these counter-parties. Accounts receivable are derived from the provision of telecom services to a large number of customers, including businesses and individuals as well as local telecommunications companies and the related concentration of credit risk is therefore limited. The Group maintains a provision for impairment of trade receivables based upon the expected collectability of all trade accounts receivable.

v) Segment reporting

        Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

w) Comparatives

        Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

x) New and revised accounting standards

        On February 19, 2004 the IASB issued International Financial Reporting Standard No. 2 ("IFRS 2"), Share-based payments. Amongst others, IFRS 2 requires companies to recognize a charge in the income statement for share-based awards to employees over the period from the grant date to the vesting date. The charge is assessed on a fair value basis, with measurement at the grant date. The fair value of share awards will be assessed using an option-pricing model. IFRS 2 applies to share-based awards granted after November 7, 2002 and that have not vested before January 1, 2005, the effective date of IFRS 2. Upon adoption of IFRS 2 on January 1, 2005, Millicom will restate its statements of profit and loss for the years ended December 31, 2003 and 2004 to record an estimated compensation expense of approximately $0.4 million and $1.9 million, respectively, and will also adjust the opening balance of retained earnings as of January 1, 2004 for an estimated cumulative compensation expense of approximately $0.4 million.

        On March 31, 2004 the IASB issued International Financial Reporting Standard No. 3 ("IFRS 3"), Business Combinations. Amongst others, IFRS 3 requires reporting enterprises to account for all business combinations as acquisitions, to recognize intangible assets arising from business combinations separately from goodwill, to recognize acquired measurable contingent liabilities, to allocate goodwill to cash-generating units, to cease amortization of goodwill and to test goodwill for impairment on an annual basis. IFRS 3 is mandatory for business combinations that are agreed on or after March 31, 2004. Millicom has elected to apply IFRS 3 prospectively. Therefore the accounting for past acquisitions will not change until January 1, 2005, when amortization of goodwill will cease and any existing negative goodwill will be recognized in the opening balance of equity. Goodwill amortization for the year 2004, 2003 and 2002 was $8,242,000, $6,695,000 and $7,865,000 respectively. Negative goodwill as of December 31, 2004 is $8,202,000. No business combinations have taken place within the Group since March 31, 2004.

        On March 31, 2004, the IASB issued International Financial Reporting Standard No. 5 ("IFRS 5"), Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 prescribes the measurement and presentation requirements for non-current assets "held for sale". Companies affected by IFRS 5 will be required to have new balance sheet line items, both for assets held for sale and associated liabilities. IFRS 5 applies to accounting periods beginning on or after January 1, 2005. Millicom expects to apply IFRS 5 to its operation in Peru as from that date.

        In 2004, the IASB also issued International Financial Reporting Standard No. 4 ("IFRS 4"), Insurance contracts. IFRS 4, which is applicable as from January 1, 2005, specifies the financial reporting for insurance by an entity that issues such contracts. Millicom does not believe that IFRS 4 will have an impact on its consolidated financial statements.

        Finally, during 2003 and 2004 the IASB released 15 revised standards and further amendments, including IAS 32 and IAS 39. Millicom is currently assessing the impact on its consolidated financial statements of adopting these revised standards, which will come into force on January 1, 2005.

        Millicom has not elected to early adopt any of the revised IAS or other new IFRS standards.

3. SUBSIDIARIES, JOINT VENTURES, INVESTMENTS IN ASSOCIATES AND MANAGEMENT CONTRACT

a) Subsidiaries

        The Group has the following significant subsidiaries:

		Holding December 31, 2004	Holding December 31, 2003
Name of the company	Country	% of ownership interest	% of ownership interest
South East Asia
Millicom Lao Co. Ltd.(i)	Lao People's Democratic Republic	74.1	78.0
Comvik International (Vietnam) AB(ii)	Vietnam	80.0	80.0
South Asia
Pakcom Limited	Pakistan	61.3	61.3
Paktel Limited	Pakistan	98.9	98.9
Celltel Lanka Limited	Sri Lanka	99.9	99.9
Central America
Telemovil El Salvador SA(iii)	El Salvador	100.0	70.0
South America
Telefonica Celular de Bolivia SA	Bolivia	100.0	100.0
Telefonica Celular del Paraguay SA	Paraguay	96.0	96.0
Africa
Millicom (Ghana) Limited	Ghana	100.0	100.0
Sentel GSM	Senegal	75.0	75.0
Millicom Sierra Leone Limited	Sierra Leone	70.0	70.0
MIC Tanzania Limited(iv)	Tanzania	84.4	—
Millicom Tchad S.A.	Chad	87.5	—
Other
Millicom Peru SA	Peru	100.0	100.0
Unallocated
Millicom International Operations SA	Luxembourg	100.0	100.0
MIC-USA Inc	United States	100.0	100.0
Millicom Holding BV	Netherlands	100.0	100.0
Millicom International Operations BV	Netherlands	100.0	100.0
Millicom Telecommunications BV	Netherlands	100.0	100.0
Millicom Telecommunications SA	Luxembourg	100.0	100.0
MIC Latin America BV	Netherlands	100.0	100.0
Millicom International BV	Netherlands	100.0	100.0

(i)
Following the restructuring of Millicom's holding in December 2004, Millicom now has a 74.1% equity interest in Millicom Lao Co. Ltd. ("Millicom Lao"). Mr. Zaman, a private business partner and senior executive vice-president of Millicom now owns 3.9% of Millicom Lao.

(ii)
Comvik International (Vietnam) AB ("CIV"), a 80% owned subsidiary of the Company, and Vietnam Mobile Services Co. ("VMS") have entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam ("Mobifone"). This revenue sharing agreement, which had a ten year term starting May 19, 1995, provided that CIV would be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the revenue sharing agreement was amended and stated that Millicom would continue to receive 50% of net revenue in years six through ten of the contract agreement. CIV contracted to invest a total of $209.5 million, of which approximately $181.9 million has been disbursed as of December 31, 2004. At the time the revenue sharing agreement expires on May 18, 2005, legal title to all equipment shall be transferred to VMS at a price of $1. This equipment is depreciated accordingly. Negotiations are ongoing to extend the cooperation with VMS.

(iii)
On September 15, 2003, Millicom's operation in El Salvador, Telemovil, entered into a share purchase agreement (the "Agreement") with the minority shareholders of Telemovil. The Agreement provided for the acquisition by Telemovil of 30% of its own shares for a consideration of $70 million (the "Acquisition price") payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. Before full settlement, Telemovil had the ownership interest of 30% of its own shares, whilst the record title remained with an escrow agent for the benefit of the minority shareholders pending final settlement. Based on this Agreement, Millicom regained control and started reconsolidating Telemovil at 100% since September 15, 2003. The legal ownership interest of Millicom remained at 70% until the full settlement. In December 2004, Millicom settled the full acquisition price, bringing its legal ownership interest in the operation in El Salvador to 100%. For the period from September 15, 2003 to December 31, 2003 Telemovil contributed revenues of $39,052,000, operating profit of $11,852,000 and net income of $4,795,000 to the Group, and assets and liabilities as at December 31, 2003 were respectively $157,733,000 and $103,307,000.

(iv)
On February 3, 2004, Millicom acquired 25% of Millicom Tanzania Limited from the Government of Tanzania bringing its ownership to 84.4%. As a result Millicom controls that company and treats it as a subsidiary as from that date.

b) Joint ventures

        The Group has the following significant joint venture companies, which have been proportionally consolidated:

		Holding December 31, 2004	Holding December 31, 2003
Name of the company	Country	% of ownership interest	% of ownership interest
South East Asia
Cam GSM Company Limited	Cambodia	58.4	58.4
Royal Telecam International Limited	Cambodia	57.0	57.0
Central America
Comunicaciones Celulares SA	Guatemala	55.0	55.0
Telefonica Celular	Honduras	50.0	50.0
Africa
Emtel Limited(i)	Mauritius	50.0	50.0
MIC Tanzania Limited(ii)	Tanzania	—	59.4
Other
Millicom Argentina SA(iii)	Argentina	—	65.0

(i)
In 2003, Mauritius was reclassified to the segment Africa.

(ii)
On February 3, 2004, Millicom acquired 25% of Millicom Tanzania Limited from the Government of Tanzania bringing its ownership to 84.4%. As a result Millicom controls that company and treats it as a subsidiary as from that date.

(iii)
In September 2004, Millicom completed the sale of Millicom Argentina S.A., its Argentinean operation, realizing a loss of $2,061,000 on net proceeds of $2,000,000.

        Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, of the above ventures.

        The following amounts have been consolidated into the Group accounts representing the Group's share of assets, liabilities, income and expenses in the above joint ventures, excluding divested operations.

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Revenues	239,800	205,788	185,619
Total operating expenses	(155,071)	(141,770)	(137,909)
Operating profit	84,729	64,018	47,710
Property, plant and equipment, net	133,044	123,163	132,751
Goodwill, net	252	(90)	(296)
Licenses, net	9,060	8,382	2,531
Other intangible assets, net	963	2,176	2,292
Total non-current assets	146,411	138,552	141,277
Current assets	72,681	77,087	67,992
Amounts due from joint ventures to Millicom	11,715	9,052	10,629
Amounts due to joint ventures from Millicom	(7,760)	(5,340)	(5,302)
Liabilities due after more than one year	(33,638)	(42,578)	(40,340)
Liabilities due within one year	(74,589)	(73,487)	(65,002)
Cash flow:
Cash provided by operating activities	103,309	83,262	61,965
Cash flow from investing activities	(47,420)	(25,389)	(42,921)
Cash flow from financing activities	(255)	(6,530)	957

c) Investments in associates

        The movements in investments in associates were as follows:

	2004	2003
	US$ '000	US$ '000
Opening balance	1,340	1,013
Share of results(i)	814	380
Exchange differences	66	(53)

Closing balance	2,220	1,340

(i)
In 2004, Millicom's share of tax in associates was $nil (2003: $nil)

        As at December 31, 2004 and 2003, the principal associated company, which is unlisted, was Navega S.A. This company is 45% owned by Millicom's joint venture in Guatemala.

d) Management contract

        In the first quarter of 2004, Millicom finalised a management agreement and an option agreement (Note 10) with the Rafsanjan Industrial Complex ("RIC") in Iran. Pursuant to the management agreement, Millicom will provide management services for a network to be developed and owned by RIC under a build, operate and transfer agreement between RIC and the Telecommunications Company of Iran ("TCI"), an entity controlled by the Iranian Government. Under the build, operate and transfer agreement, RIC will build and operate a country-wide GSM network for 2 million prepaid customers. During the period from February 9, 2005 to February 9, 2015, RIC will pay a majority of revenues generated by the network to TCI. At the end of this period, ownership of the network will be transferred to TCI without charge. As from the date of operation, Millicom will be paid for its management services by receiving 2.2% of the gross revenues generated by the network, subject to a minimum annual payment of $8 million per year for periods beginning from February 9, 2007.

4. GOODWILL

        The movements in goodwill, including negative goodwill, were as follows:

	2004	2003
	US$ '000	US$ '000
Cost
Opening balance(ii)	71,951	35,562
Additions(i)	(3,660)	46,101
Change in consolidation method	26	—
Disposals	(107)	(9,712)

Closing balance	68,210	71,951

Amortization
Opening balance	(22,373)	(25,390)
Charge for the year(iii)(iv)	(8,242)	(6,695)
Disposals	107	9,712

Closing balance	(30,508)	(22,373)

Net book value
Closing balance	37,702	49,578

Opening balance	49,578	10,172

(i)
In 2004, the variation in "Additions" corresponds to the negative goodwill generated on the acquisition of MIC Tanzania Limited. In 2003, the addition corresponds to the goodwill generated on Telemovil El Salvador and was allocated to this cash-generating unit (Note 3a). The details of net assets acquired and goodwill are as follows:

	2004	2003
	US$ '000	US$ '000
Acquisition price	1,025	67,371
Less: Fair value of net assets acquired	(4,685)	(21,270)

Goodwill	(3,660)	46,101

(ii)
Accumulated impairments at December 31, 2004 were $nil (2003: $585,000). These impairments were in respect of Millicom's interest in Argentina and were reversed in 2004 as part of the divestment of Millicom's operation in Argentina (Note 23).

(iii)
Goodwill impairments and amortization charges are recorded in the caption "Other operating expenses" in the consolidated statements of profit and loss.

(iv)
See Note 2(x)

        The movements in negative goodwill included in the above figures were as follows:

	2004	2003
	US$ '000	US$ '000
Cost
Opening balance	(11,384)	(11,384)
Additions	(3,660)	—

Closing balance	(15,044)	(11,384)

Amortization
Opening balance	4,832	3,441
Income for the year	2,010	1,391

Closing balance	6,842	4,832

Net book value
Closing balance	(8,202)	(6,552)

Opening balance	(6,552)	(7,943)

5. LICENSES

        Licenses comprise the amortized cost of licenses purchased by joint ventures and subsidiaries. The movements in licenses were as follows:

	2004	2003
	US$ '000	US$ '000
Cost
Opening balance	95,945	184,832
Additions	258,740	1,137
Impairment for the year (Note 23)(i)(ii)	—	(3,073)
Effect of change in ownership percentage	222	1,276
Disposal of subsidiaries and joint ventures	(3,281)	(95,174)
Transfers	—	6,121
Exchange rate movements	(4,025)	826

Closing balance	347,601	95,945

Amortization
Opening balance	(65,056)	(100,361)
Charge for the year(ii)	(8,296)	(6,122)
Disposal of subsidiaries and joint ventures	3,281	43,701
Transfers	—	(1,461)
Exchange rate movements	175	(813)

Closing balance	(69,896)	(65,056)

Net book value
Closing balance	277,705	30,889

Opening balance	30,889	84,471

(i)
Accumulated impairments at December 31, 2004 were $6,107,000 (2003: $8,018,000). These impairments are in respect of Millicom's interests in Peru ($5,307,000) and Venezuela ($800,000).

  During 2004 the Group reversed $1,911,000 of accumulated impairments as part of the divestment of its operation in Argentina (Note 23).

(ii)
Licenses impairments and amortization charges are recorded in "General and administrative expenses".

        Additions are primarily due to the acquisition and/or renewal of licenses in Pakistan, Chad, Ghana and El Salvador.

        In October 2004, Millicom's subsidiary in Pakistan, Paktel, signed agreements with the Pakistan Regulator (the "PTA") to operate its GSM network with immediate effect and to renew its license for 15 years from October 23, 2004. Paktel and the PTA have agreed deferred payment terms under which 50% of the license fee will be paid in installments over the first three years of the license. The second 50% of the license fee will be payable in ten yearly payments from 2008 through to 2017. Payments already made by Paktel for the GSM migration, totaling approximately $14 million, are treated as payments towards Paktel's new license fee. The Paktel license was recorded at the present value of the total cash outflows payable until 2017 of a gross amount of $291,000,000, resulting in a license cost of $216,539,000. The Paktel license is amortised over 15 years. The discount rates used to compute the net present value ranged from 4.74% to 7.24%.

        The license of Pakcom Limited expires in April 2005. Management received a letter from the Pakistan Telecommunication Authority ("PTA") stating that the license of Pakcom would be renewed. The terms and conditions of the license are currently being finalised. As of December 31, 2004, Millicom determined that the renewal of the license is virtually certain and therefore that the carrying amount of the network equipment held by Pakcom Limited is appropriately determined based on useful lives that carry on over the maturity of the existing license.

        On November 8, 2004, Millicom was awarded a 10 year license to operate a GSM 900 wireless telephony network in the Republic of Chad. The license in Chad will be amortised over 10 years upon commencement of the operations.

        On December 2, 2004, Mobitel, Millicom's subsidiary in Ghana signed a new GSM license agreement replacing the previous agreement. The new license has a term of 15 years and is renewable at expiration for a 10 year period. The payments for the license fee amount to $22,500,000 payable over 6 years resulting in an initial license value recorded at the present value of cash outflows of $18,537,000. The license in Ghana is amortised over 15 years. The discount rates used to compute the net present value was 10%.

        On December 1, 2004, Telemovil, Millicom's subsidiary in El Salvador, extended its cellular license in El Salvador. This license which was due for renewal in 2006 will now expire in 2018. The license in El Salvador is amortised over 14 years.

        The estimated aggregate amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is shown in the table below:

Estimated amortization expense	US$ '000
For the year ending December 31, 2005	20,715
For the year ending December 31, 2006	20,572
For the year ending December 31, 2007	20,367
For the year ending December 31, 2008	19,739
For the year ending December 31, 2009	19,087

6. OTHER INTANGIBLE ASSETS, NET

        The movements in other intangible assets were as follows:

	Software development costs	Other	Total 2004	Total 2003
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	1,031	2,320	3,351	3,122
Additions	1,192	205	1,397	2,432
Disposals	—	(790)	(790)	(782)
Amortization for the year(i)	(1,145)	(127)	(1,272)	(1,369)
Effect of change in ownership percentage	—	—	—	(165)
Exchange rate movements	(53)	(72)	(125)	113

Closing balance, net	1,025	1,536	2,561	3,351

(i)
Accumulated amortization for other intangible assets as of December 31, 2004 was $3,811,000 (2003: $3,732,000; 2002: $2,973,000). Amortization charges of other intangible assets are recorded in "General and administrative expenses".

7. PROPERTY, PLANT AND EQUIPMENT

        The movements in 2004 were as follows:

	Land and Buildings	Networks	Construction in progress	Other(ii)	Total 2004
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Cost
Opening balance	23,555	800,624	36,548	104,309	965,036
Additions	3,042	34,669	185,120	14,784	237,615
Disposals	(30)	(2,403)	—	(889)	(3,322)
Transfers(i)	4,195	127,479	(141,933)	10,259	—
Impairment of assets	—	(7,237)	—	—	(7,237)
Exchange rate movements	(471)	(8,910)	90	(573)	(9,864)
Effect of change in ownership percentage	147	11,298	1,536	867	13,848
Disposal of subsidiaries and joint ventures	(60)	(3,940)	—	—	(4,000)

Closing balance	30,378	951,580	81,361	128,757	1,192,076

Depreciation
Opening balance	(6,930)	(398,221)	—	(70,342)	(475,493)
Charge for the year	(1,904)	(127,968)	—	(23,312)	(153,184)
Disposals	—	1,985	—	809	2,794
Transfers(i)	—	(5,852)	—	5,852	—
Exchange rate movements	269	5,950	—	1,341	7,560
Disposal of subsidiaries and joint ventures	60	1,836	—	—	1,896

Closing balance	(8,505)	(522,270)	—	(85,652)	(616,427)

Net book value
Closing balance	21,873	429,310	81,361	43,105	575,649

Opening balance	16,625	402,403	36,548	33,967	489,543

Leased assets included In the above	707	131	—	—	838

(i)
During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

(ii)
The caption "Other" mainly includes office equipment and motor vehicles.

        The movements in 2003 were as follows:

	Land and Buildings	Networks	Construction in progress	Other(ii)	Total 2003
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Cost
Opening balance	19,140	725,794	24,150	105,380	874,464
Additions	1,208	31,374	62,542	8,704	103,828
Disposals	(16)	(7,296)	(2,638)	(6,904)	(16,854)
Transfers(i)	1,368	40,605	(49,915)	1,821	(6,121)
Impairment of assets	—	(2,518)	—	—	(2,518)
Exchange rate movements	1,287	15,210	1,071	2,412	19,980
Effect of change in ownership percentage	653	67,420	2,613	3,827	74,513
Disposal of subsidiaries and joint ventures	(85)	(69,965)	(1,275)	(10,931)	(82,256)

Closing balance	23,555	800,624	36,548	104,309	965,036

Depreciation
Opening balance	(4,903)	(344,910)	—	(63,921)	(413,734)
Charge for the year	(1,733)	(93,554)	—	(19,096)	(114,383)
Disposals	10	7,296	—	4,764	12,070
Transfers(i)	—	—	—	1,461	1,461
Exchange rate movements	(308)	(7,989)	—	(1,370)	(9,667)
Disposal of subsidiaries and joint ventures	4	40,936	—	7,820	48,760

Closing balance	(6,930)	(398,221)	—	(70,342)	(475,493)

Net book value
Closing balance	16,625	402,403	36,548	33,967	489,543

Opening balance	14,237	380,884	24,150	41,459	460,730
Leased assets included In the above	—	919	—	—	919

(i)
During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

(ii)
The caption "Other" mainly includes office equipment and motor vehicles.

        The amount of pledged assets is described in Note 18—Borrowings

8.     INVESTMENT IN TELE2 AB SHARES

        As of December 31, 2004 and 2003, Millicom had the following investments in Tele2 AB ("Tele2") shares:

	2004	2003
	US$ '000	US$ '000
Non-current available-for-sale securities	351,882	479,040

	351,882	479,040

        Transactions in Tele2 shares have been summarized in the table below:

	Number of Shares held
	Tele2 series A shares	Tele2 series B shares	Ownership %	Revaluation reserve	Gain / (loss)	Total
				US$ '000	US$ '000	US$ '000
Balance as of January 1, 2002	5,384,316	13,371,337	12.73%	(61,325)	—	659,440
Sale of shares	—	(8,743,110)	(5.94)%	—	(168,818)	(336,056)
Exchange of A shares for B shares	(5,384,316)	5,384,316	—	—	—	—
Change in fair value	—	—	—	—	(57,813)	(57,813)
Prolonged decline in value transferred to profit and loss	—	—	—	61,325	(61,325)	—

Balance as of December 31, 2002	—	10,012,543	6.79%	—	—	265,571
Sale of shares	—	(1,044,129)	(0.71)%	—	—	(33,291)
Change in fair value	—	—	—	—	246,760	246,760

Balance as of December 31, 2003	—	8,968,414	6.08%	—	—	479,040
Change in fair value	—	—	—	—	(127,158)	(127,158)

Balance as of December 31, 2004	—	8,968,414	6.08%	—	—	351,882

        Tele2 is a leading and profitable alternative pan-European telecom operator providing fixed and mobile telephony, internet services, data network, cable TV and content services to 28 million customers in 24 countries. Tele2 is listed on Stockholmsbörsen and the NASDAQ National Market.

        In 2001, the Group classified its investment in Tele2 as non-current as it considered it to be a strategic investment. However, the Group sold certain of these shares during the course of 2002 in order to meet liquidity needs and therefore re-classified the portion of its holding that was not pledged against financing (Note 18) as a current asset in the consolidated balance sheet as of December 31, 2002. Following the issuance of the 5% Mandatory Exchangeable Notes due 2006 (Note 18), Millicom reclassified its investment in Tele2 from current to non-current assets.

        The Tele2 shares underlying the 5% Mandatory Exchangeable Notes have been lent by Millicom Telecommunications S.A. to Deutsche Bank AG London pursuant to a securities lending arrangement. Deutsche Bank AG London may sell or on-lend such Tele2 shares under the securities lending agreement. Deutsche Bank AG London is contractually required to deliver to Millicom Telecommunications S.A. such Tele2 shares upon requisite notice to Deutsche Bank AG London by Millicom Telecommunications S.A., if (1) Millicom Telecommunications S.A. requires such Tele2 shares to satisfy its obligations from time to time to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders or (2) specified bankruptcy-related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London of its obligations under the securities lending agreement have occurred. Millicom Telecommunications S.A. is obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. the Tele2 shares. Millicom Telecommunications S.A.'s obligation in respect of the delivery of those shares has not been guaranteed by the Group. Millicom has pledged 8,968,400 Tele2 shares (2003: 8,968,400) for a fair value of $351,882,000 (2003: $479,040,000) in order to settle the exchange of the 5% Mandatory Exchangeable Notes in Tele2 shares.

        In 2004, Tele2 distributed a dividend of approximately $0.40 (SEK 3) per share which was directly paid to the holders of the 5% Mandatory Exchangeable Notes.

9. INVESTMENT IN OTHER SECURITIES

        As of December 31, 2004 and 2003, Millicom had the following investments in other securities:

	2004	2003
	US$ '000	US$ '000
Non-current
Available-for-sale
Other investments(ii)	3,011	3,120
Held-to-maturity
U.S. Treasury strips(i)	7,529	22,277

	10,540	25,397

Current
Held-to-maturity
U.S. Treasury strips(i)	15,327	15,291

	15,327	15,291

(i) U.S. Treasury strips

        On August 7, 2003, $45,294,000 of the net proceeds of the 5% Mandatory Exchangeable Notes was used to purchase U.S. Treasury strips, with a nominal amount of $46,470,000 to provide for payment of the interest under the 5% Mandatory Exchangeable Notes.

        As of December 31, 2004, the outstanding U.S. Treasury strips, which have effective interest rates ranging from 1.6% to 2.1%, have the following maturity dates:

US$ '000
Non-current
May 15, 2006	7,529
Current
November 15, 2005	7,626
May 15, 2005	7,701

15,327

Total	22,856

(ii) Other investments in available-for-sale securities

        Other investments in available-for-sale securities mainly represent investments in Great Universal and Modern Holdings. In June 1999, Great Universal effected a reorganization where it spun off its subsidiaries into two separate businesses being Great Universal Inc. and Modern Holdings. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 52.7% of common shares in Modern Holdings. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale securities. As of December 31, 2004 and 2003 the shares of Modern Holdings were not quoted on a public market. In 2002, following a restructuring of Modern Holdings and an independent valuation, Millicom recognized an impairment loss of $7,050,000 on its investment in Modern Holdings. The carrying value of this investment is $2,950,000 as of December 31, 2004 (2003: $2,950,000). In 2004, management determined that no change in fair value should be recorded. During the course of 2002, Millicom recorded a full impairment loss of $5,027,000 on its investment in Great Universal due to uncertainty concerning its recoverability.

        As indicated in Note 30, under IFRS, Millicom does not consolidate its investment in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to Millicom. Further, due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom considers that it does not control these companies. The warrants will expire six months after the date a registration statement of Great Universal is declared effective by the U.S. Securities and Exchange Commision.

        In addition, the Group holds other available-for-sale securities for a total fair value of $61,000 as of December 31, 2004 (2003: $170,000).

10. DERIVATIVES ARISING FROM BUSINESS COMBINATIONS

        Millicom or its partners have agreements to purchase or sell interests in certain operations according to fixed conditions. These agreements qualify as derivatives under the prescribed accounting treatment in IAS 39. Details of the agreements are described as follows:

        Colombia—The holders of the Celcaribe Ordinary Share Trust Certificates ("Certificates") had an option to put their certificates to the Company at an exercise price providing the holders with an internal rate of return of 15%. These put rights were cancelled in December 2002 when Millicom entered into a conditional agreement to sell its interest in Celcaribe S.A., whereby holders of the Certificates were required, under the provision of a "drag-along" clause, to sell their Certificates to the buyer on the same terms and conditions as Millicom. Accordingly, the fair value of the option was reduced to $nil as at December 31, 2002. The disposal of Celcaribe S.A. was declared effective on February 13, 2003. The change in fair value of the option during the period starting January 1, 2002 to the date of the conditional sale agreement for an amount of $6,684,000 was recorded in the statement of profit and loss under the caption "Fair value result on financial instruments".

        Express Telecommunications Co. Inc—As part of the sale agreement for Express Telecommunications Co. Inc. ("Extelcom"), Millicom's operation in the Philippines, signed in December 2002, Millicom was granted, for the price of $1, the option to purchase 47.9% of the issued share capital of Extelcom at various prices up to ten years after issuance. The exercise price is $1,000,000 if exercised within 12 months of the sale agreement increasing by an additional $1,000,000 for each year afterwards. If exercised between five and ten years after the option is issued, the purchase price is $8,000,000. Due to the history of losses incurred by the operation and based on the financial statements of Extelcom as of December 31, 2004, management considers that the option has nil value (2003: nil). The option is not exercisable in part. As of December 31, 2004, the option has not been exercised.

        Vietnam—In July 2002, the option granted per the shareholders' agreement to CIV's minority shareholder, which gave right to purchase an additional 10% equity interest in CIV, was exercised at a price of $24,000. As a result the Company reversed the liability of $23,125,000 (see Note 23), resulting from the measurement at fair value of the option until the date of exercise, by crediting the caption "Gain (loss) from sale of subsidiaries and joint ventures, net" in the consolidated statements of profit and loss. The change in fair value to the date of exercise was $1,174,000 in 2002 and was recorded as a "Fair value result on financial instruments" in the consolidated statements of profit and loss,

        Ghana—In June 2002, Millicom issued a call option to a former shareholder. The option allows the holder to reacquire the 30% equity stake which he sold to Millicom in 2002. The option is exercisable from June 2005 to June 2007 at an exercise price of $190,000. As of December 31, 2004, the fair value of the option is $993,000 (2003: $nil) and is recorded under the caption "Other current liabilities".

        Iran—Millicom has an option to acquire an equity ownership of the company that will operate the network in Iran from Rafsanjan Industrial Complex at book value. The company that will operate the network has not yet been formed. Between February 9, 2004 and February 9, 2007 Millicom can acquire up to 47% of the equity. Between February 9, 2007 and February 9, 2009, the maximum percentage of equity ownership that Millicom can acquire will be 30% in addition to any shares acquired before that date, provided that the total percentage acquired never exceeds 47%. From February 9, 2007 until February 9, 2009, Millicom will have the right to sell to RIC an amount of shares not to exceed 17% of the company that will operate the network at the average exercise price paid by Millicom to acquire shares through the exercise of call options. As of December 31, 2004, the fair value of the option is $1,097,000 and is recorded under the caption "Other current assets". (See also Note 3d).

11. PLEDGED DEPOSITS

        Pledged deposits represent interest bearing collateral for certain debts of Group companies (Note 18).

        The effective interest rate on pledged deposits as at December 31, 2004, was 1.98% (2003: 1.75%).

12. INVENTORIES

        The Group carries the following inventories, measured at lower of cost and net realizable value:

	2004	2003
	US$ '000	US$ '000
Trading inventories	14,754	8,754
Non-trading inventories	1,550	2,187

Total inventories	16,304	10,941

13. TRADE RECEIVABLES, NET

        The movements in trade receivables were as follows:

	2004	2003
	US$ '000	US$ '000
Trade receivables, gross
Opening balance	149,949	140,785
Additions, net	34,039	2,804
Write-offs	(13,523)	(3,328)
Effect of change in ownership percentage/disposals	4,844	(18,051)
Change in consolidation method	3,284	23,963
Exchange rate movement	63	3,776

Closing balance	178,656	149,949

Provision for doubtful receivables
Opening balance	(36,199)	(27,564)
Impairment charge	(13,207)	(8,090)
Write-offs	13,523	3,328
Effect of change in ownership percentage/disposals	(630)	4,639
Change in consolidation method	(393)	(7,996)
Exchange rate movement	222	(516)

Closing balance	(36,684)	(36,199)

Trade receivables, net
Closing balance	141,972	113,750

Opening balance	113,750	113,221

        Included in the net trade receivables balance above is $74,303,000 (2003: $83,870,000) related to amounts due from national telecommunication companies in respect of interconnection.

        These amounts are expected to be recovered within one year.

14. OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2004	2003
	US$ '000	US$ '000
Taxes paid in advance	12,479	6,416
Receivable from VMS, net(i)	32,156	16,940
Advances paid to suppliers	4,330	12,061
Iran option (see Note 10)	1,097	—
Other	12,315	14,166

	62,377	49,583

(i)
This reflects the net receivable under the revenue sharing agreement in Vietnam (Note 3 a (ii)).

15. TIME DEPOSITS

        Time deposits as of December 31, 2004 of $610,000 (2003: $32,880,000) represent cash deposits with banks, remunerated at market interest rates. They have original maturity periods of between three to twelve months.

        As of December 31, 2004, the effective interest rate on short-term bank deposits was approximately 1.1% (2003: 3.4%).

16. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2004	2003
	US$ '000	US$ '000
Cash and cash equivalents in US dollars	354,237	86,871
Cash and cash equivalents in other currencies	59,144	61,958

Total cash and cash equivalents	413,381	148,829

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

a) Share capital and premium

        The authorized share capital of the Company totals 133,333,200 registered shares. At December 31, 2004, the total subscribed and fully paid-in share capital and premium amounts to $513,782,000 (2003: $239,876,000) consisting of 99,219,079 (2003: 66,319,940) registered common shares at a par value of $1.50 (2003: $1.50) each.

        In 2003, the Company issued convertible notes (see c) 2% PIK Notes below) which were convertible into 23,639,108 common shares. In 2003, the Company issued 349,760 common shares to holders of 2% PIK Notes who converted their 2% PIK Notes. From January 1, 2004 to April 26, 2004, holders of 2% PIK Notes converted an aggregate amount of $62,431,000 of 2% PIK Notes into 23,230,099 common shares of the Company.

        In 2004, the Company issued 669,040 shares following the exercise of stock options by employees and directors of Millicom.

        In the fourth quarter of 2004, the Company raised $209,160,000 in equity through the offering of 9 million shares (the "Share Offering") in the form of Ordinary Shares or Swedish Depository Receipts (SDRs). The shares were issued at a price of $23.24. The net proceeds from the Share Offering were $203,620,000.

b) Treasury stock

        As a result of the Merger, 28,862,794 shares of Millicom's common shares, previously held by Millicom Inc., were held by subsidiaries of MIC-USA, and accounted for as treasury stock for consolidated reporting purposes. In February 2003, an Extraordinary General Meeting of Millicom passed a resolution approving the reduction of $43,294,192 of the share capital of the Company by means of the cancellation of the 28,862,794 shares with a par value of $1.50 each.

        In 2004, nil (2003: nil; 2002: 515,133) own shares were acquired by the Company and accounted for as treasury stock.

        In 2003, Millicom granted 177,428 shares from its holding of treasury stock to Kinnevik International AB as final payment on the partial acquisition of MACH in 1995 (Note 30).

        As of December 31, 2004, the total number of treasury shares held was 654,852 (2003: 654,852) shares.

c) 2% PIK Notes—equity component

        As of December 31, 2004, none of the 2% PIK Notes were outstanding.

        In May 2003, Millicom announced the closure of the exchange offer for its 13.5% Senior Subordinated Notes. As a result of the exchange, Millicom issued $63,531,000 of Millicom's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") (Note 18). Millicom's 2% PIK Notes were convertible at any time at the holder's option into Millicom common stock at a conversion price of $2.69 per share (price after stock split). Millicom has apportioned part of the value of these notes to equity and part to debt (Note 18).

        The outstanding notes which had not been converted were redeemed on April 26, 2004 for an amount of $160,000. The value allocated to equity as at December 31, 2003, was $16,006,000.

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

        At the annual general meeting of shareholders held on May 25, 2004, the shareholders decided to allocate an amount of $9,321,000 to the legal reserve from the profit of the Company for the year ended December 31, 2003.

        See Note 18 for other restrictions relating to dividend payments.

e) Options outstanding

        The following table summarizes information about stock options outstanding at December 31, 2004, which have been issued to Directors, management, officers and employees of the Group. Shares issued when stock options are exercised benefit from the same rights as common shares. The Company has elected to not record the expense associated with the issuance of stock options as permitted under IFRS until December 31, 2004 (see also Note 2 x). The market price of the Company's shares as at December 31, 2003 and December 31, 2004 was respectively $17.5 and $22.73.

Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number outstanding at Dec. 31, 2004	Weighted Average Exercise Price $	Number exercisable at Dec. 31, 2004	Weighted Average Exercise Price $
3.32 - 3.75	1,461,498	3.44	370,613	3.49
9.0	627,544	9.00	627,544	9.00
16.78 - 20.34	651,048	18.73	651,048	18.73
25.047 - 29.745	633,993	25.79	99,996	29.75
31.875 - 35.906	753,464	33.21	702,307	33.31

3.32 - 35.906	4,127,547	15.56	2,451,508	18.56

        The following table summarizes the terms of options outstanding as of December 31, 2004:

Date issued	Number of options	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002, May 2003 and May 2004	2,643,151	3.32 - 35.906	Exercisable over a three-year period in equal installments. Options have an indefinite life.
December 2001, December 2002, May 2003 and May 2004	1,252,932	3.32 - 25.047	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
August 1999, May 2000, and June 2000,	231,464	20.34 - 31.88	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

        A summary of the Company's stock options as of December 31, 2004, 2003 and 2002, and changes during the years then ended is as follows:

	2004		2003		2002
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of year	4,520,808	13.26	4,221,004	18.63	5,127,143	22.80
Granted(1)	540,015	25.05	1,320,500	3.32	800,000	3.75
Exercised	(669,040)	4.29	—	—	—	—
Forfeited	(264,236)	23.68	(1,020,696)	22.64	(1,706,139)	24.18

Outstanding at end of year	4,127,547	15.56	4,520,808	13.26	4,221,004	18.63

Exercisable at end of year	2,451,508	18.56	1,880,852	23.61	1,956,204	25.40

(1)
In 2004, options were granted at an exercise price equal to the market price at date of grant plus a mark-up of 10%. In 2003 and 2002, options were granted at an exercise price equal to the market price at date of grant.

        Other options in subsidiary companies, outstanding at December 31, 2004, have been issued to officers and employees of the Group as follows:

        Millicom International BV—An option plan was established on December 15, 2000 for the President and Chief Executive Officer of the Company and certain employees and officers to purchase a total of 1% and 0.7% respectively of the share capital of Millicom International BV, an indirect wholly-owned subsidiary of the Company, holding investments in operating entities of the Group. The strike price of these options is calculated as the corresponding share of Millicom's historic total investment in Millicom International BV. These options are exercisable in tranches until December 31, 2005 and were all issued in 2000. During 2002 the right to exercise options over 0.7% of the share capital granted to certain employees was cancelled. As of December 31, 2004, none of the remaining options were exercised.

18. BORROWINGS

        Borrowings comprise:

  (i) Borrowings due after more than one year:

	2004	2003
	US$ '000	US$ '000
Corporate debt at amortized cost
10% Senior Notes(d)	536,629	536,036
2% PIK Notes—debt component(e)	—	50,923
5% Mandatory Exchangeable Notes(f)	365,006	327,635

	901,635	914,594

Other debt and financing:
Equipment financing facilities	6,370	8,484
Bank financing facilities	152,893	173,553

Total long-term other debt and financing	159,263	182,037
Less: portion payable within one year	(34,996)	(55,887)

Total other debt and financing due after more than one year	124,267	126,150

  (ii) Borrowings due within one year:

	2004	2003
	US$ '000	US$ '000
Other debt and financing:
Equipment financing facilities	—	3,848
Bank financing facilities	53,515	72,929

Total short term other debt and financing	53,515	76,777
Portion of long-term debt payable within one year	34,996	55,887

Total other debt and financing due within one year	88,511	132,664

a) Company borrowings

        Borrowings mainly comprise notes, including corporate debt, term loans and revolving credit facilities in various countries and are mainly denominated in U.S. dollars. Average interest on these facilities is approximately 7.6% (2003: 7.3%, 2002: 12.5%). Average interest on short-term borrowings is approximately 8.2% (2003: 6.8%, 2002: 10.2%). Also included in "Other debt and financing" is $1,051,000 (2003: $160,000) in respect of finance leases (Note 29).

        As of December 31, 2004, Millicom's share of the carrying amount of total pledged assets held by operating entities securing Group debt and financing was $267,391,000 (2003: $180,227,000) including pledged deposits for $10,529,000 (2003: $1,488,000).

        The carrying amount of pledged assets held by non-operating entities at December 31, 2004 securing Group debt and financing was $399,013,000 (2003: $546,650,000) represented by Tele2 shares, pledged deposits and pledged US Treasury strips. Millicom pledged 8,968,400 Tele2 AB series B shares (2003: 8,968,400) for a fair value of $351,882,000 (2003: $479,040,000) in order to settle the exchange of the 5% Mandatory Exchangeable Notes in Tele2 AB shares. Furthermore, the U.S. treasury strips amounting to 22,856,000 (2003: $37,568,000) which are recorded under the caption "Investment in other securities" non-current and current as well as $7,745,000 (2003: 7,745,000), which are recorded under the caption "Pledged deposits" resulting from the proceeds of a U.S. treasury strip which expired on November 2004 are pledged in order to settle the payment of the interest on the 5% Mandatory Exchangeable Notes. The total amount of pledged deposits held by non-operating entities totaled $24,275,000 (2003: $30,042,000). $13,243,000 of these pledged deposits covered outstanding standby letters of credit issued by a bank in order to secure debt and financing granted to the operations and $3,000,000 represented cash deposited as security for a loan granted to an operating entity by Bank Invik (see Note 30).

        As of December 31, 2004 the guarantees issued by the Company to cover debt and financing in the operations amounted to $43,084,000 (2003: $74,087,000).

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $514,027,000 (2003: $644,651,000).

        The total interest charged for the year is $108,534,000 (2003: $135,172,000, 2002: $185,959,000).

        In the normal course of business, Millicom Group Companies have issued guarantees to secure the obligations of some operations under bank and suppliers' financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees. Amounts identified as outstanding exposure of bank guarantees are recorded in the Consolidated balance sheet under the caption "Other debt and financing'. Amounts identified as outstanding exposure of suppliers' guarantees are recorded in the Consolidated balance sheet under the caption "Trade payable".

As of December 31, 2004:

	Bank and other financing guarantees(1)		Suppliers' guarantees(2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
0 - 1 year	—	2,000,000	2,701,743	2,701,743	2,701,743	4,701,743
1 - 3 years	23,247,755	23,247,755	9,289,734	9,289,734	32,537,489	32,537,489
3 - 5 years	3,752,660	3,752,660	—	—	3,752,660	3,752,660
More than 5 years	4,091,888	10,000,000	—	—	4,091,888	10,000,000

Total	31,092,303	39,000,415	11,991,477	11,991,477	43,083,880	50,991,892

As of December 31, 2003:

	Bank and other financing guarantees(1)		Suppliers' guarantees(2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
0 - 1 year	1,470,000	16,168,630	2,935,338	3,728,553	4,405,338	19,987,183
1 - 3 years	15,878,268	15,878,268	17,989,648	17,989,648	33,867,916	33,867,916
3 - 5 years	17,381,000	17,381,000	1,010,000	1,010,000	18,391,000	18,391,000
More than 5 years	89,681,000	109,902,587	—	—	89,681,000	109,902,587

Total	124,410,268	159,330,485	21,934,986	22,728,201	146,345,254	182,148,686

(1)
The guarantee can cover the outstanding amounts of the underlying loans in the case of non payment from Millicom Group company guarantor

(2)
The guarantee can cover the outstanding amounts of the underlying supplier financing in the case of non payment from Millicom Group company guarantor

b) Debt restructuring

        In 2003, Millicom implemented a restructuring plan to reduce its indebtedness and debt service obligations. As of December 31, 2002, Millicom had total consolidated indebtedness of $1.23 billion, which required a substantial amount of cash from operations to service. Millicom had also divested selected assets (MIC Systems (including MACH), certain Tele2 AB shares, its operation in the Philippines, its operation in Colombia and Liberty Broadband Limited).

        In May 2003, $776 million or 85%, of the outstanding amount of Millicom's Senior Subordinated 13.5% Notes due 2006 (the "Old Notes") had been tendered in Millicom's private exchange offer. Holders of the tendered Old Notes also consented to certain amendments to the indenture covering the Old Notes.

        Upon closure of the exchange offer referred to above, Millicom issued $562 million of Millicom's 11% Senior Notes due 2006 (the "11% Senior Notes") and $64 million of Millicom's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") in exchange for the $776 million of Old Notes tendered. In addition, Millicom also paid to holders of the Old Notes, who consented to the amendments of the Old Notes' indenture, $50 per $1,000 of Old Notes so consented (excluding affiliates of Millicom), or approximately $38 million in aggregate. Millicom's 2% PIK Notes were convertible at any time at the holder's option into Millicom common stock at a conversion price of $2.69 per share (price after stock split). The total aggregate amount of 2% PIK Notes was converted or redeemed in 2004. The debt exchange resulted in a gain of $96,748,000. This gain is recorded under the caption "Other financial income".

        On August 7, 2003, Millicom's subsidiary, Millicom Telecommunications S.A., issued for an aggregate value of SEK 2,555,994,000 (the equivalent of approximately $310 million) mandatory exchangeable notes, which are mandatorily exchangeable into shares of Tele2 AB (the "5% Mandatory Exchangeable Notes").

        On August 15, 2003 and September 30, 2003, Millicom repurchased in private transactions $57 million and redeemed $110 million, respectively, in aggregate principal amount of the 11% Senior Notes. In August 2003, Millicom also repaid the outstanding amount of the Toronto Dominion facility of $64 million Millicom had entered into 2001.

        On November 7, 2003, Millicom commenced a cash tender offer and consent solicitation relating to all of the $395 million outstanding principal amount of the 11% Senior Notes, which expired on December 8, 2003.

        On November 24, 2003, Millicom issued $550 million principal amount of 10% Senior Notes due 2013 (the "10% Senior Notes") and issued a notice of redemption in respect of the total remaining outstanding amount of Old Notes. Millicom used approximately $273 million of the proceeds of the offering of the 10% Senior Notes to acquire the outstanding amount of 11% Senior Notes tendered on or prior to December 8, 2003. Millicom issued a notice of redemption with respect to the total remaining outstanding amount of 11% Senior Notes on December 5, 2003, with a redemption date of December 10, 2003. Millicom used $143.8 million of the proceeds from the 10% Senior Notes to redeem in full the remaining outstanding amount of 11% Senior Notes. Finally, Millicom redeemed the Old Notes in their entirety on December 29, 2003.

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

d) 10% Senior Notes

        On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. The effective interest rate is 10.4%.

        The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom's subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

        Due to the fact that the registration statement of the 10% Senior Notes was not declared effective, a special interest charge was added to the interest rate of 10% of 0.25% from May 23, 2004 to August 20, 2004, of 0.5% from August 21, 2004 to November 18, 2004, of 0.75% from November 19, 2004 to February 16, 2005 and of 1% from February 17, 2005 until March 2, 2005 the date the registration statement was declared effective..

        Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

        If Millicom experiences a Change of Control Triggering Event, defined as a rating decline and a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The indenture contains certain covenants that, among other things, limit Millicom's ability to incur additional indebtedness, make certain payments, including dividends or other distributions, with respect to Millicom's share capital and the share capital of Millicom's subsidiaries, make certain investments, prepay subordinated debt, create certain liens, engage in certain transactions with affiliates, engage in certain asset sales, consolidate, merge or transfer all or substantially all Millicom's assets and enter into other lines of business. Certain of these covenants will no longer apply if the 10% Senior Notes are rated above a certain level by the rating agencies or if Millicom meets certain financial criteria after three years following their issuance date.

        As of December 31, 2004, the carrying amount of the 10% Senior Notes is $536,629,000.

e) 2% PIK Notes—debt component

        As of December 31, 2004 none of the 2% PIK Notes are outstanding.

        In 2003, Millicom issued convertible notes which were convertible into 23,639,108 Millicom's common shares. In 2003, Millicom issued 349,760 common shares to holders of 2% PIK Notes who converted their 2% PIK Notes. During the first half of 2004, holders of 2% PIK Notes converted an aggregate amount of $62,431,000 of 2% PIK Notes into 23,230,099 common shares of Millicom. The remaining $160,000 2% PIK Notes were redeemed on April 26, 2004.

        The 2% PIK Notes initially matured on June 1, 2006. The 2% PIK Notes had interest at a rate of 2%, payable at the option of Millicom, in either additional 2% PIK Notes or in cash, semi-annually in arrears on June 1 and December 1. The difference between the initial carrying amount of the debt component of the 2% PIK Notes and its nominal amount accreted at an effective interest rate of 11%.

        The 2% PIK Notes were convertible at any time, at the option of the holder, into Millicom common stock at a conversion price of $2.69 (price after stock split) per share of common stock. At the maturity of the 2% PIK Notes, Millicom could, at its option, pay all or a portion of the then outstanding principal amount in cash or in shares of its common stock. Millicom could redeem the 2% PIK Notes at any time, in whole or in part, prior to June 1, 2004, at a price equal to 102.25% of their principal amount, and thereafter at a price equal to their principal amount. The 2% PIK Notes were senior unsecured obligations and ranked senior in right of payment to all Millicom's subordinated indebtedness. The 2% PIK Notes were unconditionally and irrevocably guaranteed by Millicom International Operations B.V.

f) 5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications S.A., Millicom's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which are exchangeable into Tele2 AB series B ("Tele2") shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications S.A. as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 8,968,400 Tele2 AB series B shares (Note 8) which Millicom holds through Millicom Telecommunications S.A. The number of Tele2 shares that Millicom Telecommunications S.A. is obligated to deliver is based on a formula that takes into account the market price of the Tele2 shares prior to any exchange. Under the formula, Millicom Telecommunications S.A. could retain up to 30% of the increase in value of the Tele2 shares over the designated reference price of SEK 285 per share. As a result, on August 7, 2006 or earlier if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications S.A. could own up to approximately 23% of the 8,968,400 Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes.

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

        The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of December 31, 2004, the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $365,006,000. In 2004, an exchange loss of $27,550,000 (2003: $41,820,000) was recognized on the 5% Mandatory Exchangeable Notes.

        In 2003, as part of the financing, Millicom purchased U.S. treasury strips with a nominal value of $46,470,000 which will be used to settle the interest payments (Note 9).

        The 5% Mandatory Exchangeable Notes are secured by 8,968,400 Tele2 shares. Millicom Telecommunications S.A.'s obligations in respect of the interest payments of the 5% Mandatory Exchangeable Notes are secured by U.S. Treasury strips and are guaranteed by Millicom. Whilst there are Notes or interest outstanding Millicom Telecommunications S.A. will not pledge, transfer, lend or sell any of the secured Tele2 shares or U.S. Treasury strips.

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom's limited right to participate in the increase in value of the Tele2 shares, is recorded at fair value, taking into account time and volatility factors. As of December 31, 2004, the fair value of the embedded derivative was an asset of $45,255,000 (2003: a liability of $103,457,000), with the change in fair value for the year 2004 of $148,712,000 (for the period from August 7, 2003 to December 31, 2003 a loss of $84,578,000) recorded under the caption "Fair value result on financial instruments".

g) Other debt and financing

        Millicom's share of total other debt and financing analyzed by country is as follows:

	2004	2003
	US$ '000	US$ '000
Bolivia(i)	26,722	35,487
El Salvador(ii)	40,000	75,714
Guatemala(iii)	22,694	21,945
Pakistan(iv,v)	31,000	45,745
Paraguay	17,693	9,963
Senegal	18,236	17,585
Sri Lanka(vi)	8,626	16,548
Tanzania(vii)	19,097	7,819
Vietnam	8,663	12,468
Other	19,982	15,180

Total	212,713	258,454
Corporate	65	360

Total other debt and financing	212,778	258,814

Of which:
due after more than 1 year	124,267	126,150
due within 1 year	88,511	132,664

	212,778	258,814

        Significant individual financing facilities are described below:

  i) Bolivia

          In June 2001, Telefonica Celular de Bolivia SA ("Telecel Bolivia") signed an agreement for additional financing in the amount of $25,000,000 with the International Finance Corporation (IFC) and $10,000,000 with the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel Bolivia signed an agreement with Bayerische Landesbank ("BLB") for an aggregate amount of $10,361,228. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt-to-equity ratio. As of December 31, 2003, the company was in breach of certain covenants on the IFC, FMO and BLG loans and the outstanding balances had been reclassified as current financing. In 2004, the lenders agreed to amend the terms of the loan and the company is therefore no longer in breach of any covenants and has accordingly reclassified the non-current portion of the outstanding balances to non-current other debt and financing. The IFC and FMO financing bears interest at LIBOR plus 3.75% and the BLB financing bears interest at LIBOR plus 1.15%.

          As of December 31, 2004, $21,048,000 (2003: $28,765,000) was drawn down related to these financings. These financings have helped to fund the expansion and further digitalization of the Group's mobile cellular telecommunications network in Bolivia. These financings are repayable in tranches until 2007.

  ii) El Salvador

          In November 2004, Telemovil entered into a $40,000,000 five year loan from a syndicate consisting of ABN Amro, Citibank and Scotiabank. This loan bears interest for the advances in U.S. dollars at 3 month LIBOR plus 2.5% and is repayable over 18 quarterly installments commencing in 2005. As of December 31, 2004 $40,000,000 of this facility was outstanding.

          As of December 31, 2003 a loan of $51,517,000 was outstanding relating to the acquisition by Telemovil El Slavador of 30% of its own shares. This amount was fully repaid in 2004.

  iii) Guatemala

          In connection with the purchase of GSM equipment, Millicom's operation in Guatemala entered into a facility agreement in September 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provides for a seven-year term loan facility in a maximum aggregate principal amount of Quetzal 400,000,000 of which 320,000,000 were drawn down ($41,261,000). Amortization payments are payable semi-annually in the fixed amount of Quetzal 33,333,000 each and are scheduled to begin in March 2006. For the first year of the loan interest was fixed at an annual rate of 8.00% after which it became subject to semi-annual adjustment and as at December 31, 2004 was 8.75%. As of December 31, 2004, the Group share of debt was $22,694,000 (2003: $21,945,000).

  iv) Pakcom

          In 2003, Pakcom entered into a long-term financing agreement with National Bank of Pakistan for an amount of PKR 1,250,000,000 ($21,035,000) bearing interest equal to the six month Pakistani Treasury Bill plus 2.4% (approximately 6.2% for the year ended December 31, 2004) repayable in equal installments until 2007. In 2004, Pakcom signed a three year loan agreement for PKR 250,000,000 ($4,207,000) from the UBL Bank. The loan bears interest equal to the six month Pakistani Treasury Bill plus 2.5% (approximately 6.3% for the year ended December 31, 2004).

  v) Paktel SPV

          During 2003 Paktel entered into a Sale and Purchase Agreement of its existing and future receivables with SPV Limited, a special purpose vehicle incorporated in Pakistan. The total receivables sold amount to PKR 1,308 million ($22.9 million) and their acquisition price amounts to PKR 990 million ($17.3 million). SPV Limited has financed this acquisition by the issuance of Term Finance Certificates ("TFC") that have been underwritten by financial institutions for an aggregate amount of PKR 840 million ($14.7 million) and by Pakcom for an amount of PKR 150 million ($2.6 million). As Millicom bears the risks associated to this financing transaction Millicom has consolidated SPV Limited in its financial statements. As of December 31, 2004, the amount of TFC was $7,860,000 (2003: $15,612,000) and the corresponding net liability was $5,759,000 (2003: $10,555,000).

  vi) Sri Lanka

          In 2004, ABN-Amro arranged a six year syndicated loan of LKR 2,000,000,000 ($19,143,000) for Celltel Lanka Limited of which LKR 900,000,000 ($8,614,000) was drawn down as of December 31, 2004. One tranche, representing LKR 427,000,000 is guaranteed and carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 0.75% (approximately 8.15% for the year ended at December 2004). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. The company will repay the loan between 2006 and 2009.

  vii) Tanzania

          In June 2003, MIC Tanzania Ltd. entered into a 3 years syndicated loan relating to a term loan facility and a revolving loan facility with Standard Chartered Bank Tanzania Limited as arranger, pursuant to which MIC Tanzania Ltd. borrowed an aggregate of $15,000,000 ($6,000,000 in U.S. dollars and $9,000,000 in Tanzanian Shillings). This facility bears interest for the advances in U.S. dollars at LIBOR plus 4.50% and for the advances in Tanzanian Shillings at the Treasury Bill Rate plus 4.50%, with a minimum applicable interest rate of 12% per annum. In 2004, the aggregate amount of the facility was increased by $7,689,000 (TZS 8,000,000,000). As of December 31, 2004, $19,097,000 (2003: $13,173,000 representing a group share of $7,819,000) of this facility was outstanding.

h) Fair value of financial liabilities

        The financial liabilities are recorded at amortised cost. The fair value of the financial liabilities as at December 31, 2004 disclosed above is as follows:

US$ '000
Corporate debt at amortized cost
10% Senior Notes(d)	564,129
5% Mandatory Exchangeable Notes(f)	328,694

892,823

Other debt and financing	212,548

Fair value of total debt	1,105,371

i) Analysis of borrowings by maturity

        The total amount repayable at December 31, 2004 and 2003 is as follows:

	Corporate 2004	Operations 2004	Total 2004	Corporate 2003	Operations 2003	Total 2003
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Due within:
1 year	65	88,446	88,511	360	132,304	132,664
1 - 2 years	384,239	48,302	432,541	—	51,622	51,622
2 - 3 years	—	37,861	37,861	418,129	35,889	454,018
3 - 4 years	—	18,975	18,975	—	13,964	13,964
4 - 5 years	—	15,373	15,373	—	1,601	1,601
Due after 5 years	550,000	4,229	554,229	550,000	23,074	573,074

Total repayable	934,304	213,186	1,147,490	968,489	258,454	1,226,943

Unamortized difference between carrying amount and nominal amount	(32,604)	(473)	(33,077)	(53,535)	—	(53,535)

Total debt, net	901,700	212,713	1,114,413	914,954	258,454	1,173,408

19.  OTHER NON-CURRENT LIABILITIES AND OTHER CURRENT LIABILITIES

        Other non-current liabilities are mainly comprised of unpaid portion of license fees of Paktel and Millicom (Ghana) Ltd. amounting to $187,635,000 as of December 31, 2004, asset retirement obligations and the net pension liability of the CEO (see Note 30).

        Other current liabilities are comprised as follows:

	2004	2003
	US$ '000	US$ '000
Taxes payable	78,926	43,218
Deferred revenue	41,416	31,915
Subscriber deposits	5,368	5,265
Ghana option (see Note 10)	993	—
Unpaid portion of license fees(i)	32,347	—
Other	17,075	28,244

	176,125	108,642

(i)
includes amounts for Paktel of $28.3 million and $4.0 million for Millicom (Ghana) Ltd.

20.  ANALYSIS OF GROUP REVENUES AND COSTS

        The Group's revenues comprise the following:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Provision of telecom services	884,214	621,728	581,321
Connection revenues	11,138	10,212	7,982
Revenues from equipment sales	26,114	15,164	15,883

Total revenues	921,466	647,104	605,186

        The Group's cost of sales comprise the following:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Costs from the provision of telecom services	(357,602)	(239,910)	(238,983)
Connection costs	(4,458)	(3,564)	(3,554)
Costs from equipment sales	(26,274)	(14,528)	(16,993)

Total cost of sales	(388,334)	(258,002)	(259,530)

Included in cost of sales:
Depreciation	(134,695)	(93,593)	(87,990)
Impairment charges	(7,237)	(2,518)	(6,833)

        Included in the Group's operating costs are the following:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Personnel charges (Note 22)	(46,217)	(34,176)	(48,199)
Employee benefit expenses (Note 30)	(1,370)	(1,636)	—
Depreciation and amortization	(36,298)	(34,979)	(51,328)
Impairment charges	—	(3,073)	(82,986)

21. SEGMENTAL REPORTING

        The Group operates mainly in one reportable business segment, telecommunications services. The Group's primary format for reporting segmental information is geographical segments and reflects the measures of segmental profit and loss and financial position reviewed by management. On January 1, 2004 Millicom changed its segmental reporting to reflect the five operational clusters in the Group. The strategic segments are defined in Notes 1 and 3.

        Other than financing arrangements, there are no significant transactions between the segments. For the purposes of this presentation, corporate expenses are recorded in Unallocated.

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
South East Asia
Revenues	231,802	175,354	140,607
of which divested	—	—	1,113
Depreciation and amortization	(54,677)	(42,584)	(34,609)
of which divested	—	—	(4,812)
Operating profit	83,357	59,345	46,032
of which divested	—	—	(5,601)
Non-cash income (expenses)	9	(506)	199
of which divested	—	—	199
Profit before minority interest	68,279	51,047	31,894
of which divested	—	—	(13,318)
Assets	214,716	157,678	133,954
Capital expenditure	32,879	44,839	25,663
of which divested	—	—	4
Liabilities	(79,651)	(84,239)	(42,995)

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
South Asia(i)
Revenues	113,249	105,602	83,133
Depreciation and amortization	(29,999)	(22,178)	(16,161)
Operating profit	11,455	31,817	24,504
Non-cash (expenses) income	(4,939)	97	—
Profit (loss) before minority interest	2,399	17,721	13,746
Assets	429,557	115,927	139,657
Capital expenditure	291,761	13,558	18,777
Liabilities	(392,849)	(144,197)	(145,238)

(i)
no divested operations for the periods presented

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Central America
Revenues	305,034	171,321	166,409
of which divested	—	5,926	50,506
Depreciation and amortization	(41,977)	(24,519)	(36,320)
of which divested	—	(2,058)	(16,441)
Operating profit (loss)	113,828	66,319	(33,166)
of which divested	—	(256)	(35,294)
Profit from associated companies	814	380	62
Non-cash income (expenses)	219	(381)	(79,422)
Profit (loss) before minority interest	79,269	52,615	(14,397)
of which divested	—	(2,218)	(40,498)
Assets	362,105	275,909	293,670
of which divested	—	—	110,711
Capital expenditure	65,656	60,762	16,994
of which divested	—	—	3,307
Liabilities	(143,404)	(158,223)	(61,542)
of which divested	—	—	(7,919)
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
South America(i)
Revenues	114,006	99,343	111,145
Depreciation and amortization	(24,790)	(22,485)	(21,336)
Operating profit	16,146	18,571	22,299
Non-cash (expenses) income	(312)	4,208	(5,141)
Profit before minority interest	3,425	7,739	12,749
Assets	157,920	134,574	158,327
Capital expenditure	23,483	9,841	18,514
Liabilities	(113,399)	(123,560)	(143,650)

(i)
no divested operations for the periods presented

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Africa
Revenues	149,979	84,858	62,011
Depreciation and amortization	(18,314)	(13,855)	(10,129)
of which divested	—	—	(20)
Operating profit	45,661	17,006	2,172
of which divested	—	—	(392)
Non-cash expenses	(1,833)	(4,239)	(745)
Profit before minority interest	24,644	6,600	(5,351)
of which divested	—	—	(500)
Assets	221,582	119,630	102,972
Capital expenditure	76,619	24,028	16,681
of which divested	—	—	12
Liabilities	(195,218)	(123,386)	(110,257)
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Other
Revenues	7,396	10,626	15,671
of which divested	2,213	2,529	4,936
Depreciation and amortization	(1,237)	(2,516)	(8,088)
of which divested	(358)	(518)	(4,081)
Operating loss	(1,320)	(3,622)	(18,366)
of which divested	2,319	12	(14,764)
Non-cash expenses	65	(3,184)	(12,545)
of which divested	(59)	—	(9,329)
Loss before minority interest	(2,573)	(3,699)	(24,483)
of which divested	914	(18)	(21,556)
Assets	10,335	9,648	15,604
of which divested	—	1,804	2,927
Capital expenditure	3,690	17	9,978
of which divested	1,164	—	8,208
Liabilities	(8,377)	(11,085)	(14,485)
of which divested	—	(10,564)	(10,732)

(i)
The segment "Other" includes the activities of Millicom's subsidiary in Peru, its joint venture in Argentina (sold in September 2004), a subsidiary in Paraguay (Transcom Paraguay S.A.) and other services. The entities in Peru and Argentina provide fixed wireless data and internet access services and the entity in Paraguay provides call center services, and these are presented separately from Millicom's operations providing cellular telecommunication services. Had they been presented in a geographical segment, they would have been added to the segment "South America".

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
MIC Systems (divested in 2002)
Revenues	—	—	28,186
Depreciation and amortization	—	—	(6,814)
Operating profit	—	—	7,275
Non-cash expenses	—	—	(53)
Profit before minority interest	—	—	3,892
Capital expenditure	—	—	774
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Unallocated items
Revenues	—	—	41
Depreciation and amortization	—	(432)	(5,861)
Operating (loss) profit	(20,245)	(26,921)	71,563
of which divested	—	—	(1,410)
Non-cash expenses	—	(1,854)	(464)
Profit (loss) before minority interest	(90,412)	61,495	(380,699)
of which divested	—	—	(6,914)
Assets	2,921,158	3,608,671	1,857,632
Capital expenditure	4	453	1,254
Liabilities	(1,888,076)	(2,350,741)	(2,365,170)
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
INTER-SEGMENT ELIMINATIONS
Revenues	—	—	(2,017)
Assets	(2,272,544)	(2,899,088)	(1,498,697)
Liabilities	1,058,539	1,413,873	1,408,692
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
TOTAL
Revenues	921,466	647,104	605,186
Of which divested	2,213	8,455	84,741
Depreciation and amortization	(170,994)	(128,569)	(139,318)
Of which divested	(358)	(2,576)	(32,168)
Operating profit	248,882	162,515	122,313
Of which divested	2,319	(244)	(50,186)
Profit (loss) from associates	814	380	62
Non-cash expenses	(6,791)	(5,859)	(98,171)
of which divested	(59)	—	(9,183)
Profit (loss) before minority interest	85,031	193,518	(362,649)
of which divested	914	(2,236)	(78,894)
Assets	2,044,829	1,522,949	1,203,119
of which divested	—	1,804	113,638
Capital expenditure	494,092	153,498	108,635
of which divested	1,164	—	12,305
Liabilities	(1,762,435)	(1,581,558)	(1,474,645)
of which divested	—	(10,564)	(18,651)

        Non-cash expenses other than depreciation and amortization comprise write-downs of assets disclosed in Note 23.

22. PERSONNEL CHARGES

        The following personnel charges are included in sales and marketing expenses, general and administrative expenses and other operating expenses:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Wages and salaries
Sales and marketing	8,817	6,784	8,761
General and administrative	21,883	19,320	23,961
Other operating expenses	12,443	5,285	10,609

	43,143	31,389	43,331

Social security
Sales and marketing	626	499	948
General and administrative	2,320	2,168	3,809
Other operating expenses	128	120	111

	3,074	2,787	4,868

	46,217	34,176	48,199

        The average number of permanent employees on a proportional basis during 2004 was 2,269 (2003: 1,917; 2002: 2,080).

        Stock-based compensation offered to officers and employees are disclosed in Note 17.

23. DISPOSAL AND IMPAIRMENT OF ASSETS, NET

a) Disposal and impairment of assets, net

	2004
	Goodwill(i)	Licenses(ii)	Equipment(iii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
South East Asia	—	—	—	(9)	(9)
South Asia	—	—	5,058	(119)	4,939
Central America	—	—	—	(219)	(219)
South America	—	—	287	25	312
Africa	—	—	1,892	(59)	1,833
Unallocated	—	—	—	—	—
Other	—	—	—	(65)	(65)

	—	—	7,237	(446)	6,791

(i)
Recorded under the caption "Other operating expenses"

(ii)
Recorded under the caption "General and administrative expenses"

(iii)
Due to the rollout of GSM networks in Millicom's operations in Latin America and Pakistan as well as the decrease in usage of analog equipment in certain operations in Africa, management assessed the existing equipment for impairment, recognizing the impairment of assets in the caption "Cost of sales".

        The recoverable amounts of the equipment were determined based on their value in use. The discount rates used ranged from 12.0% to 13.2% (2003: 11.9% to 12.0%)

	2003
	Goodwill(i)	Licenses(ii)	Equipment(iii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
South East Asia	—	—	—	506	506
South Asia	—	—	—	(97)	(97)
Central America	—	—	—	381	381
South America	—	—	(1,579)	(2,629)	(4,208)
Africa	—	—	4,097	142	4,239
Unallocated	—	—	—	1,854	1,854
Other	—	3,073	—	111	3,184

	—	3,073	2,518	268	5,859

(i)
Recorded under the caption "Other operating expenses"

(ii)
Recorded under the caption "General and administrative expenses"

(iii)
Recorded under the caption "Cost of sales"

        During 2003, Millicom entered into discussions concerning the sale of its high-speed wireless data operation in Peru. Following these discussions, Millicom has recognized an impairment charge of $3,073,000 in the carrying value of the license in Peru (Note 5).

        Due to revised anticipated lower revenues from non-digital equipment, Millicom recognized an impairment loss of $4,097,000 over certain network equipment in Africa in 2003. In addition Millicom reversed an impairment loss in South America for an amount of $1,579,000.

	2002
	Goodwill(i)	Licenses(ii)	Equipment(iii)	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
South East Asia	—	—	—	(199)	(199)
South Asia	—	—	—	—	—
Central America	35,723	41,733	—	1,966	79,422
South America	—	—	—	5,141	5,141
Africa	—	—	—	745	745
MIC Systems	—	—	—	53	53
Unallocated	—	—	—	464	464
Other	585	4,945	6,833	182	12,545

	36,308	46,678	6,833	8,352	98,171

(i)
Recorded under the caption "Other operating expenses"

(ii)
Recorded under the caption "General and administrative expenses"

(iii)
Recorded under the caption "Cost of sales"

        During 2002, Millicom entered into discussions concerning the sale of Celcaribe, its cellular operation in Colombia. Following the signing of a sale and purchase agreement in December 2002, management recognized an impairment loss corresponding to the difference between the recoverable amount and the carrying value of its intangibles in Celcaribe. Other impairments have also been identified and recorded as disclosed in the table above by reporting segment.

b) Gain (loss) from sale of subsidiaries and joint ventures, net

  2004

        In September 2004, Millicom completed the sale of Millicom Argentina S.A., its broadband operation in Argentina, for net total proceeds of $2,000,000 realizing a net loss of $2,061,000.

        Following the restructuring of Millicom's holding in Millicom Lao Co. Ltd in December 2004, Millicom disposed of 3.9% of this operation realizing a gain of $55,000.

        In 2004, Millicom disposed or liquidated a number of subsidiaries realizing a loss of $201,000.

  2003

        In February 2003, Millicom completed the sale of Celcaribe, its cellular operation in Colombia, realizing total proceeds of $10,932,000 and a net gain of $3,305,000.

        Following the sale of a number of operations in 2002 and based on certain contractual provisions the Group recorded a net decrease in sales prices of $1,092,000.

  2002

        Following the sale of the Company's interest in FORA Telecom BV in 2001 and after subsequently obtaining in 2002 certain GSM licenses, Millicom received additional proceeds of $30 million in cash. In addition, certain loans for which Millicom was liable were settled at less than their carrying value. The gain realized in obtaining the licenses and settling the loans, net of costs incurred was $30,859,000 in 2002.

        In July 2002, Millicom's minority shareholder in its cellular operation in Vietnam exercised his option to purchase 10% of the share capital of that operation. Millicom recognized a gain of $16,603,000 in 2002.

        In September 2002, Millicom sold its interest in its cellular operation in the Democratic Republic of Congo recognizing a loss of $21,000.

        In September 2002, the Group sold its 100% interest in Liberty Broadband Ltd. recognizing a loss of $10,294,000.

        In May 2002, Millicom sold 17% of its interest in MIC Systems BV, the direct parent company of MACH SA, for $17,000,000 to Kinnevik BV. Further, in November 2002, MIC Systems BV sold its 100% interest in Mach SA for a sum of Euro 95 million, approximately $97,000,000. These two transactions resulted in the recognition of a gain of $87,655,000 for the Group.

        In December 2002, the Group completed the sale of its cellular operation in the Philippines for a nominal sum, recognizing a loss of $35,988,000.

24. TAXES

        Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société

Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2004, 2003 or 2002.

        The effective tax burden on profitable operations is approximately 23% (2003: 27%, 2002: 25%). Currently profitable operations are in jurisdictions with tax rates of 15% to 37% (2003: 15% to 41%, 2002: 13% to 35%). The utilization of tax loss carry forwards or tax holidays had an impact of decreasing the effective tax rate on profitable operations by approximately nil% in 2004 (2003: 1%, 2002: 1%). The operations currently incurring losses operate in tax jurisdictions with rates ranging from 20% to 37% (2003: 25% to 27%, 2002: 25% to 35%).

        A reconciliation between the weighted average statutory rate and the effective weighted average tax rate is as follows:

	2004	2003	2002
	%	%	%
Weighted average statutory tax rates(i)	24	26	19
Items taxed at other than weighted average rate	3	15	10
Changes in tax law Guatemala	(4)	—	—
Non taxable/deductible items	18	(19)	(35)
Utilization of tax loss carry forwards	—	(1)	(1)

Effective tax rate	41	21	(7)

(i)
The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit before tax, by the aggregate profit before tax.

        The charge for income taxes is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Current income tax charge	58,347	38,369	21,143
Deferred income tax charge	553	14,000	1,591

Charge for taxes	58,900	52,369	22,734

        The tax effects of significant items comprising the Group's net deferred income tax liability as of December 31, 2004 and 2003 are as follows:

	2004	2003
	US$ '000	US$ '000
Deferred income tax liabilities:
Temporary differences between book and tax basis of assets and liabilities	(39,216)	(38,006)
Deferred income tax assets:
Tax credit carryforwards	2,734	2,734
Other temporary differences	96	926
Provision for doubtful debtors	1,983	424
Net operating and other loss carryforwards	1,070	1,142

Net deferred income tax assets	5,883	5,226

Net deferred income tax liability	(33,333)	(32,780)

Amount included in balance sheet as non-current deferred tax liability	(39,216)	(38,006)

Amount included in balance sheet as non-current deferred tax asset	5,883	5,226

        Deferred income tax liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets are comprised of tax credit carry forwards and operating losses in joint ventures and subsidiaries.

        The Company has not recorded deferred income tax liabilities applicable to undistributed earnings of foreign joint ventures and subsidiaries that will be reinvested in foreign operations. Undistributed earnings amounted to $441,650,000 at December 31, 2004 (2003: $338,052,000, 2002: $279,883,000).

        Net operating and other loss carryforwards amounting to $20,105,000 (2003: $10,849,000, 2002: $189,080,000) are present in the Group. These have expiry periods depending on their jurisdiction of greater than one year. $nil (2003: $2,479,000, 2002: $177,271,000) of these net operating and other loss carryforwards are not anticipated to be used within expiry periods.

25. CASH FLOW FROM OPERATING ACTIVITIES

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Profit (loss) after taxes for the year	68,241	178,823	(385,143)
Adjustments for non-cash items:
Depreciation and amortization	170,994	128,569	139,318
Interest accretion on borrowings (effective rate)	16,262	9,727	1,938
Write-down of assets	6,791	5,859	78,167
Gain on exchange and disposal of assets	2,207	(2,213)	(88,814)
Loss (Gain) and valuation movement on investment securities	126,957	(246,760)	299,963
Fair value result on financial instruments	(148,816)	84,578	7,858
(Profit) loss from operations in associated companies	(814)	(380)	(62)
Exchange loss on 5% Mandatory Exchangeable Notes	27,550	41,820	—
Increase in the provision for doubtful receivables	(316)	5,794	2,558
Increase in other provisions	2,975	—	—
Minority interest	16,790	14,695	22,494
Other non-cash gain	—	(533)	—
Other financial income	—	(96,748)	(42,247)
Adjustment to reconcile working capital:
Decrease/(increase) in trade debtors, prepaid and other current assets	(52,049)	16,463	5,790
(Increase) decrease in inventories	(5,358)	(1,387)	5,386
Increase in trade and other payables	52,807	1,001	25,928
Increase (decrease) in accrued interest	110	2,828	(8,841)
Increase in accrued taxation	18,912	27,720	2,986
Reclassification to financing activities
Early redemption penalties on debt restructuring	—	14,466	—

Net cash provided by operating activities	303,243	184,322	67,279

        Interest paid during the year amounted to $92,162,000 (2003: $135,346,000, 2002: $197,297,000). Interest received during the year amounted to $7,169,000 (2003: $4,235,000, 2002: $12,726,000). Taxes paid amounted to $39,988,000 (2003: $20,305,000, 2002: $21,582,000).

26. ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES

        The Group has, from time to time, acquired or increased its share in certain subsidiaries and joint ventures. The fair value of the assets acquired and liabilities assumed during the year were as follows:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Property, plant and equipment	8,531	22,464	—
Goodwill	(3,660)	46,101	2,268
Intangible assets	116	468	—
Pledged deposits	586	—	—
Current assets	5,061	29,178	390
Amounts due in more than one year	(3,447)	(70,501)	—
Amounts due within one year	(6,162)	(11,177)	—
Minority interest	—	—	(658)

	1,025	16,533	2,000
Non cash gain	—	(533)	—

Total purchase price paid in cash	1,025	16,000	2,000
Less: Cash acquired	(19)	(17,028)	—

Cash paid (received) for acquisitions net of cash acquired	1,006	(1,028)	2,000

        In 2004, Millicom increased its holding in its operation in Tanzania from 59.4% to 84.4% and in 2003 from 57% to 59.4%.

        In 2003, Millicom regained control and started reconsolidating Telemovil its operation in El Salvador (Note 3).

        In 2002, the Company increased its ownership in Celcaribe throughout the year to arrive at an ownership percentage of 95.4% as of December 31, 2002. In addition, in November 2002, Millicom purchased the remaining 30% interest in Millicom (Ghana) Limited. Both operations were fully consolidated at December 31, 2002.

27. DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

        The Group has, from time to time, disposed of or reduced its share in certain subsidiaries and joint ventures. The impact of the change in consolidation method and the carrying amount of the assets and liabilities disposed of during the year were as follows:

		2004	2003	2002
		US$ '000	US$ '000	US$ '000
	Property, plant and equipment	2,104	33,496	11,396
	Intangible assets	—	51,473	26,332
	Pledged deposits	—	(997)	30,989
	Current assets	944	15,300	72,553
	Amounts due in more than one year	—	(33,883)	(2,125)
	Amounts due within one year	(2,398)	(56,240)	(86,899)
	Currency translation adjustment	(1,708)	—	—
	Loans written-off	5,285	—	—
	Disposal of minority interest	—	—	5,594

		4,227	9,149	57,840
	(Loss) profit on sale	(2,207)	2,213	57,955

	Total sale price, in cash and cash equivalents	2,020	11,362	115,795
Add:	Additional proceeds on sale of FORA less expenses incurred	—	—	27,547
Less:	Cash disposed	(59)	(2,514)	(8,271)
	Deferred sales proceeds	(1,000)	—	—
	Available-for-sale securities received	—	—	—

	Cash flow on disposal net of cash	961	8,848	135,071

        The results, assets and liabilities of divested operations are summarized in Note 21.

        In 2004, Millicom sold its interest in its operation in Argentina and in 2003 its interest in its operation in Colombia. In 2002, Millicom disposed of MIC Systems, including MACH, its GSM clearing-house, and disposed of its operation in the Philippines.

28. NON-CASH INVESTING AND FINANCING ACTIVITIES

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Investing activities:
Revaluation of marketable securities	(127,158)	246,760	(57,813)
Acquisition of El Salvador	—	51,371	—
Acquisition of licenses	221,246	—	—
Financing activities:
Redemption of debt	—	(150,350)	(42,247)
Issuance of capital	67,986	1,181	—
Payment of debt to shareholders	—	2,394	—

29. COMMITMENTS AND CONTINGENCIES

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2004, Millicom's consolidated share of these matters that have not been provided totaled $72,635,000 of which $438,000 relate to joint ventures. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Tele2 AB series B shares

        The Tele2 AB series B ("Tele2") shares underlying the 5% Mandatory Exchangeable Notes (Note 18) have been lent to Deutsche Bank AG London pursuant to a securities lending arrangement. Millicom Telecommunications S.A. is obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. Tele2 shares.

MACH

        In November 2002, Millicom completed the sale of Multinational Automated Clearing House S.A. ("MACH"). Following examination of the books and records of MACH subsequent to purchase, the buyers have claimed a reduction in the purchase price to reflect a claimed lower balance sheet value, as per the terms of the purchase agreement. Millicom's management is still examining this claim and does not expect there to be a significant impact on the Group's consolidated financial statements.

Debt pledges and guarantees

        Details of debt pledges and guarantees are contained in Note 18.

Operational environment

        Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Lease commitments

  Operating Leases:

        The Group has the following annual operating lease commitments as of December 31, 2004 and 2003.

		2004	2003
		US$ '000	US$ '000
Operating lease commitments
Within:	one year	7,035	5,992
Between:	one - two years	4,877	4,501
	two - three years	4,946	3,863
	three - four years	3,641	4,186
	four - five years	3,232	3,183
After:	five years	9,784	7,637

Total		33,515	29,362

        Operating lease expense was $12,471,000 in 2004 (2003: $8,624,000, 2002: $10,527,000).

  Finance leases:

        Future minimum payments on the finance leases are as follows:

		2004	2003
		US$ '000	US$ '000
Finance lease repayments
Within:	one year	214	137
Between:	one - two years	202	22
	two - three years	207	1
	three - four years	214	—
	four - five years	214	—
After:	five years	—	—

Total		1,051	160

        The finance leases are comprised mainly of lease agreements relating to vehicles used by the Group.

Capital commitments

        The Company and its subsidiaries and joint ventures have a fixed commitment to purchase network equipment, land and buildings and other fixed assets for a value of $91,848,000 (2003: $39,472,000) of which $13,939,000 (2003: $10,779,000) relate to joint ventures, from a number of suppliers.

        As of December 31, 2004, as part of the 2002 and 2003 amendments (Note 3) Comvik International (Vietnam) AB still needs to disburse, before the end of the revenue sharing agreement on May 18, 2005, approximately $27,639,000, of which $21,908,000 are already ordered and included in the commitment described above.

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom's various joint ventures.

Contingent assets

        Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to approximately $9.8 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as "other operating income" occurs when the network equipment purchased is delivered. As of December 31, 2004, approximately $6.5 million of compensation is expected to be recognized as other operating income in the first and second quarters of 2005. In 2004, Millicom recognized as "other operating income" compensation of $3.3 million.

30. RELATED PARTY TRANSACTIONS

a) Remuneration of the directors and senior executives

  Principles

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and stock options. The annual fee and the number of stock options granted are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration of the President and Chief Executive Officer (the "CEO") and other senior executives comprises an annual base salary, bonuses, stock options, other benefits and social security contributions. The CEO also receives a pension contribution. "Other senior executives" includes the Chief Operating Officer, the Senior Executive Vice President, the Executive Vice President-Operations, the Chief Financial Controller, the Chief of Finance-Global Operations, the Cluster Managers for South East Asia, South Asia, Central America and South America. The bonus and stock options programmes are based on actual performance (including individual and Company performance). Options are granted once a year by the Shareholders at the AGM following the recommendation of the Board. For 2004, the annual base salary and other benefits of the CEO was approved by the Chairman of the Board, and the annual base salary and other benefits of other senior executives was set by the CEO. The bonus for 2004 for senior executives was approved by the Compensation Committee. For 2005, the remuneration of all senior executives is approved by the Compensation Committee composed of four members of the Board.

Remuneration and pensions

2004

        The remuneration charge for 2004 of the Chairman of the Board (the "Chairman") was $56,000 and a total of $315,000 for the other members of the Board. In 2004, 20,000 stock options were granted to the Chairman and 120,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the Chairman held 20,000 stock options and the other members of the Board held 465,600 stock options.

        The remuneration charge of the CEO for 2004 was $1,988,000 of which bonus amounted to $497,300. The pension insurance charge of the CEO for 2004 amounted to $1,370,000 of which $396,000 related to the 2004 service cost and interest and $974,000 represented the difference between the actuarial liability and the plan assets. Future contributions to the pension insurance of the CEO are based on a service cost and interest paid to a third party insurance company. The yearly contribution is based on the projected entitlement at the time of retirement and is based on an average of the annual base salary of previous years and length of service with the Company. As of December 31, 2004, the pension actuarial liability amounted to $3,827,000 and the pension plan assets amounted to $2,853,000. The net pension liability of $974,000 is recorded under the caption "Other non-current liabilities". In 2004, 50,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the CEO held 1,561,100 stock options.

        The remuneration charge for the other senior executives (9 executives) for 2004 was a total of $3,612,300 of which bonuses amounted to $953,700 and other benefits amounted to $682,800. No contributions to pension funds were made for other senior executives. In 2004, 152,100 options were granted to the other senior executives at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the other senior executives held 710,000 stock options.

2003

        The remuneration for 2003 of the Chairman was $96,000 and a total of $247,500 for the other members of the Board. In 2003, 34,000 stock options were granted to the Chairman and 136,000 to the other members of the Board at an exercise price equal to the market price at date of grant. As of December 31, 2003, the Chairman held 634,000 stock options and the other members of the Board held 368,700 stock options.

        The remuneration charge of the CEO during 2003 was $1,749,000 of which bonus amounted to $606,000. The pension insurance cost of the CEO for 2003 amounted to $1,636,000. In 2003, 600,000 options were granted to the CEO at an exercise price equal to the market price at date of grant. As of December 31, 2003, the CEO held 1,600,000 stock options.

        The remuneration charge for 2003 for the other senior executives (10 executives, including in 2003 the Cluster manager for Africa) was a total of $3,988,700 of which bonuses amounted to $1,173,800 and other benefits of $662,400. No contributions to pension funds were made to other senior executives. 325,300 stock options were granted in 2003 to other senior executives at an exercise price equal to the market price at date of grant. As of December 31, 2003, the other senior executives held 948,300 stock options.

Severance payments

        If employment of senior executives is terminated by Millicom, severance payment of up to 12 months salary is payable.

Other

        From time to time, Millicom has allowed its senior executives to participate in its operations. The following participations and options are held by senior executives:

        Share options totaling 1% of the outstanding share capital in Millicom International BV are held by Mr. Beuls, President and Chief Executive Officer of Millicom (See Note 17).

        In Millicom's operations in Vietnam, Mr. M.A. Zaman, a senior vice president of Millicom, owns 20% of Comvik International (Vietnam) AB. In Millicom's operations in Cambodia, Mr. Zaman owns 3.1% of CamGSM Company Limited and 3% of Royal Telecam International Limited. In Laos, Mr. Zaman owns 3.9% of Millicom Laos. Mr. Zaman holds the right to acquire an equity ownership in certain countries in the event he is able to obtain a license for Millicom.

  b) Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik and subsidiaries ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2004, Kinnevik owned approximately 35.6% of Millicom.

        On December 31, 1995 Millicom acquired 17.7% of MACH from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of (i) an initial payment of $1,000,000 plus interest, at the ruling market rate, for the month of January 1996, (ii) seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of MACH's pre-tax profit for the relevant year and payable in April of the following year, and (iii) a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000. The final payment was made in common stock of Millicom. In 2002 an amount of $3,958,000 due to Kinnevik was included in the balance sheet under the heading "Amounts due to shareholders". In addition, as of December 31, 2002, Millicom owed $63,000 for additional charges. The balance was settled in 2003.

        In May 2002, Millicom sold a 17% interest in MIC Systems BV, the parent company of MACH to Kinnevik BV for $17,000,000.

        During 2002, Kinnevik purchased Millicom 13.5% Notes (Note 18) on the open market with a face value of $44,000,000. Millicom then exchanged these for $1,500,000 cash and 672,016 Tele2 AB series B shares at market prices.

        During the course of 2002, Millicom sold an additional 6,177,369 Tele2 AB series B shares at market prices to Kinnevik for a value of $104,295,000.

        During 2004, Kinnevik purchased 5,600,000 Millicom shares of the Company of which 4,050,000 in the Share Offering on December 7, 2004 (see Note 17).

        The Group maintains corporate bank accounts at Banque Invik, a subsidiary of Kinnevik, through which it makes payments and receives cash in the normal course of business. As of December 31, 2004, the Group had current accounts, time deposits, blocked deposits and a bank facility of $3,000,000 at Banque Invik.

  c) Tele2 AB

        In November 2001, Millicom sold 100% of its interests in FORA Telecom BV, its Russian Cellular telephone operations to Tele2 AB for a consideration of $80 million in Tele2 AB series "B' shares plus a maximum equivalent of $30 million in cash or additional Tele2 AB series "B" shares, depending on the outcome of GSM license applications for three of Millicom's cellular telephone operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001 (Note 23). During 2002, Millicom obtained the necessary GSM licenses referred to above and received the additional proceeds of $30 million in cash. In addition, certain loans for which Millicom was liable were settled at less than their carrying value. The gain realized in obtaining the licenses and settling the loans net of costs incurred in the acquisition of the licenses, amounted to $30,859,000 in 2002.

  d) Great Universal and Modern Holdings

        As of December 31, 1998, the Group, through its subsidiary MIC-USA inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal. On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of Millicom's investment in Great Universal. During 2002, Millicom recorded an impairment loss for 100% of this asset due to uncertainty concerning its recoverability (Note 9). The rights and obligations of MIC-USA toward Great Universal were assigned to Great Universal LLC. Great Universal continues to indemnify Millicom against certain contingent liabilities. Great Universal and Modern Holdings are mainly engaged in the communications, information technology, teleservices and media industries primarily.

        In June 1999, Great Universal effected a reorganization where it spun off its subsidiaries into two separate businesses being Great Universal Inc. and Modern Holdings. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 52.7% of common shares in Modern Holdings. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale security (note 9).

        Millicom does not consolidate its investments in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to Millicom. Further, due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom considers that it does not control these companies.

  e) Services purchased and sold to affiliated companies

        The following sales and purchases and outstanding balances occurred with companies affiliated to Millicom. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

        Millicom had the following payables to related parties and made purchases from related parties as follows:

	Purchases in year		Amount payable as of December 31,
	2004	2003	2004	2003
	US$ '000	US$ '000	US$ '000	US$ '000
Applied Sales Management	—	—	—	—
Applied Value	81	369	—	24
AVI	403	—	70	—
Banque Invik	665	937	57	348
Bassett	376	451	130	40
Ephibian	—	24	—	14
Foreign Value	1,859	730	—	—
Fischer Partners	37	—	—	—
Great Universal	192	—	78	—
Kinnevik	5	—	—	—
Metro	21	—	—	—
Modern Treuhand	569	—	415	—
Modern Times Group	5	—	1	—
Netcom Consultants	1,129	352	—	—
Praesidium	13	50	—	—
Procure-it-right	978	1,384	8	72
Search Value	257	159	—	38
Shared Services	146	—	34	—
Shared Value	680	638	5	41
Tele2 AB	234	247	177	31
3C Communications Intl	233	182	—	—

	7,883	5,523	975	608

        As of December 31, 2004 and 2003, Millicom had the following receivables from related parties:

	2004	2003
	US$ '000	US$ '000
Kinnevik	154	154
Metro	—	247
Millicom Technologies Ltd	83	—
Modern Holdings	1,383	1,690
Modern Times Group	265	265
Netcom	8	16
Shared Value	18	18
Stonebrook Enterprises	156	156
Tele2 AB	—	359

	2,067	2,905

31. EARNINGS (LOSS) PER COMMON SHARE

        Earnings (loss) per common share are comprised as follows (i):

	2004	2003	2002
Net profit (loss) attributable to shareholders (US$`000)	68,241	178,823	(385,143)
Weighted average number of shares outstanding during the year (in `000)	83,335	65,312	65,272

Basic (loss) earnings per share (US$)	0.82	2.74	(5.90)

Net profit (loss) attributable to shareholders (US$`000)	68,241	178,823	(385,143)
Interest expense on convertible debt (US$`000)	1,217	3,476	—

Net profit (loss) used to determine diluted earnings per share (US$`000)	69,458	182,299	(385,143)

Weighted average number of shares outstanding during the year (in `000)	83,335	65,312	65,272
Adjustments for:
Assumed conversion of convertible debt (in `000)(ii)	6,462	15,186	—
Share options (in `000)(iii)	515	2	—

Weighted average number of shares and potential dilutive shares outstanding during the year (in `000)	90,312	80,500	65,272

Diluted earnings (loss) per common share (US$)	0.77	2.26	(5.90)

(i)
All share amounts have been adjusted to reflect the reverse stock split approved on February 16, 2004 (see Note 17).

(ii)
For 2003, the number of shares for the assumed conversion of convertible debt represents the weighted average number of convertible shares in the year that would result if the remaining principal amount of the 2% PIK Notes had been converted into Millicom's common shares on May 8, 2003. For 2004, potential ordinary shares that have been converted into ordinary shares during the reporting period are included in the calculation of diluted earnings per share from the beginning of the period to the date of conversion. From the date of conversion, the resulting shares are included in both the basic and diluted earnings per share.

(iii)
As of December 31, 2004, the Group had 802,303 (2003: 1,791,961; 2002: 1,956,204) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

32. RECONCILIATION TO U.S. GAAP

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). If the consolidated financial statements had been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP") the following principal differences would arise:

  1.
  On March 31, 2004 Millicom adopted Financial Interpretation No. 46, revised 2003 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

    Prior to the adoption of FIN 46 on March 31, 2004 (as it relates to entities created prior to February 1, 2003), under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent of a reason that Great Universal Inc.("GU") and Modern Holdings ("Modern") should not be consolidated, they should be consolidated. The restrictions on the ability of GU and Modern to distribute dividends would not preclude consolidation under U.S. GAAP and potential voting rights are generally not considered in determining whether and entity should be consolidated. Therefore, under U.S. GAAP, both GU and Modern are consolidated.

    Millicom adopted FIN 46 on March 31, 2004 for entities created prior to February 1, 2003, and as a result, began consolidating its interest in the following VIEs: (i) Cam GSM Company Limited a joint venture of Millicom in Cambodia, (ii) Royal Telecam International Limited a joint venture of Millicom in Cambodia, (iii) Millicom Argentina S.A. (sold in September 2004) a former joint venture of Millicom in Argentina and (iv) Comunicaciones Celulares S.A. a joint venture of Millicom in Guatemala. The VIEs under (i) to (iv), collectively, are referred to as the "Joint Ventures interests". Under IFRS, the Joint Ventures interests are proportionally consolidated. In addition, Great Universal Inc. ("GU") and Modern Holdings ("Modern"), which were consolidated under U.S. GAAP before the adoption date of FIN 46 (see item 15), are variable interest entities, which continue to be consolidated under FIN 46. For IFRS, GU and Modern are not consolidated. The effect of consolidating GU and Modern under U.S. GAAP in 2004 is an additional net profit of $1,013,000 (2003: net profit of $4,603,000; 2002: net loss of $1,630,000). The adoption of FIN 46 did not lead to the deconsolidation of any interests previously consolidated under U.S. GAAP.

    The effect of consolidating the above mentioned VIE's is reflected in the U.S. GAAP reconciliation of the balance sheet and statement of profit and loss, which are presented on the following pages. Information on the Group's share of revenues and expenses contributed on a proportional basis under IFRS are included in Note 3 to the consolidated financial statements. The cumulative impact of adopting FIN 46 as of March 31, 2004 was $2,865,000, including $2,832,000 relating to the discontinued operation Millicom Argentina S.A. and has been recorded as a cumulative effect of change in accounting principle in these consolidated financial statements.

    Millicom has determined that it holds a significant variable interest in its joint venture in Honduras, Telefonica Celular. Millicom has been associated with Telefonica Celular since its formation in 1995. The Telefonica Celular joint venture is accounted for under the equity method for U.S. GAAP and is proportionally consolidated for IFRS. Telefonica Celular is a cellular telephone operator in Honduras. The size of Telefonica Celular and Millicom's maximum exposure to loss as a result of its involvement with this entity is as follows for the year ended and as of December 31, 2004:

Under IFRS	Revenues	Operating Profit	Total assets	Maximum Exposure to loss
	U.S.$ '000	U.S.$ '000	U.S.$ '000	U.S.$ '000
Telefonica Celular (Honduras)	123,704	58,605	83,364	29,103

    The adjustment to reflect Millicom's investment in joint ventures not consolidated under FIN 46 (Telefonica Celular and Emtel Limited) from proportionally consolidated under IFRS to equity method under U.S. GAAP, is also reflected in the balance sheet reconciliation on the following pages. As of December 31, 2004, the total amount of retained earnings that represented undistributed earnings of 100% of Telefonica Celular and Emtel Limited amounted to $63,420,000 (2003: $46,764,000).

    The size of 100% of Telefonica Celular and Emtel Limited in which Millicom holds 50% interest is as follows for the year ended and as of December 31, 2004:

	Telefonica Celular	Emtel limited
	U.S.$ '000	U.S.$ '000
Non-current assets	41,556	29,341
Current assets	41,808	10,726
Non-current liabilities	3,024	6,872
Current liabilities	22,134	14,273
Revenues	124,472	31,060
Gross profit	98,206	29,430
Net profit	40,940	14,832

    The size of 100% of Telefonica Celular and Emtel Limited in which Millicom holds 50% is as follows for the year ended and as of December 31, 2003:

	Telefonica Celular	Emtel limited
	U.S.$ '000	U.S.$ '000
Non-current assets	37,286	20,284
Current assets	41,935	8,855
Non-current liabilities	2,476	1,630
Current liabilities	19,620	19,273
Revenues	95,716	24,004
Gross profit	78,526	15,652
Net profit	34,476	5,390

    As of December 31, 2004 the carrying amount of consolidated assets that are collateral for the Joint Ventures interests is $1,174,000. In addition, as of December 31, 2004, Millicom issued corporate guarantees for an amount of $7,228,000 covering debt in the Joint Ventures interests.

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

    Prior to the adoption date of FIN 46 on March 31, 2004, as it relates to entities created prior to February 1, 2003 Millicom's interests in joint ventures were accounted for under the equity method under U.S. GAAP. Summarized below are the adjustments to the profit and loss account that are required under U.S. GAAP for a) the additional losses recorded by Millicom above those recorded for IFRS due to Millicom's commitment to provide further financial support to the joint ventures (these additional losses are reversed to the extent of net income subsequently reported by the joint ventures) and b) discontinuing Millicom's share of losses on certain joint ventures in excess of Millicom's total investment in the joint venture.

	December 31, 2004	December 31, 2003	December 31, 2002
	U.S.$ '000	U.S.$ '000	U.S.$ '000
Additional losses in excess of investment value and subsequent reversal	21	(1,052)	(3,805)
Discontinued share of losses	—	—	(416)

	21	(1,052)	(4,221)

  3.
  Under IFRS, Millicom started reconsolidating its operation in El Salvador ("Telemovil") in September 2003 after the dispute with the minority shareholders was resolved (Note 3). From May 2001, starting date of the shareholders' dispute, to September 2003, Telemovil was accounted for as a cost investment under U.S. GAAP, as Millicom was unable to exert significant influence over Telemovil. Since September 15, 2003, Telemovil is consolidated due to Millicom's controlling interest. Under U.S. GAAP, Millicom has restated its historical financial statements for the year ended December 31, 2002 prepared under U.S. GAAP to reflect its investment in Telemovil as an equity investment in that year and in the period ended September 15, 2003, as required under Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The adjustment to the profit and loss account to record Millicom's share of Telemovil's equity earnings under U.S. GAAP for the period from January 1, 2003 to September 15, 2003 and for the year ended December 31, 2002 is $5,830,000 and $7,887,000 respectively. Accordingly, the carrying amount of investments in associates as previously reported under U.S. GAAP as at December 31, 2002 has been increased by a cumulative effect of $10,527,000 (including $2,640,000 of Millicom's share in net profit for the period from May 2001 to December 2001). Upon consolidation, under U.S. GAAP, Millicom has reclassified an amount of $19,605,000 from the carrying amount of its investment in Telemovil to goodwill, corresponding to the remaining difference between the investments cost and the underlying equity in net assets of Telemovil at the date of investments in Telemovil. Under IFRS, prior to the consolidation in September 2003, Telemovil was recorded as an available-for-sale investment and therefore no reclassification to goodwill was recorded.

    The following unaudited pro forma condensed combined financial information represent the consolidated figures of Millicom including Telemovil as if Telemovil was consolidated in 2003 and 2002 and is presented for illustrative purposes only. These figures are not necessarily indicative of the operating results or financial positions that would have occurred if the acquisition of Telemovil had been consummated on January 1, 2003 and 2002 respectively, nor is it necessarily indicative of future operating results or financial position of the combined company. The information below is based upon Millicom's and Telemovil's historical IFRS financial information. Pro forma net profit (loss) includes pro forma adjustments for interest and amortization and depreciation of assets adjusted to the accounting base recognized for each in the acquisition:

Pro forma under IFRS	2003	2002
	U.S.$ '000 (Unaudited)	U.S.$ '000 (Unaudited)
Total revenues	727,989	703,760
Net profit (loss)	188,741	(379,483)
Basic net profit (loss) per share	2.89	(5.81)
Diluted net profit (loss) per share	2.39	(5.81)
Shares used to compute basic profit (loss) per share	65,312	65,272
Shares used to compute diluted profit (loss) per share	80,500	65,272
  4.
  The value of cellular properties contributed by the shareholders of certain of the Company's subsidiaries and joint ventures, upon formation of Millicom, were not recorded at the contributing shareholders' carryover basis under IFRS. Rather, the value of such properties was stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000. Following the adoption of International Accounting Standard No. 38 (IAS 38), Intangible Assets on January 1, 2000, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense related to these intangible assets recorded for IFRS for the year ended December 31, 2004 was $2,108,000 (2003: $2,273,000; 2002: $2,273,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholders' carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

  5.
  Under U.S. GAAP, the accounting treatment of the Vietnam option described in Note 10 of the consolidated financial statements is as follows: the written call option giving the holder the right to acquire from the Company shares in the Company's Vietnamese subsidiary was recorded at inception as a liability at its fair value, with subsequent book value losses of the option being recorded in the profit and loss account to reflect any loss that the Company would realize upon the exercise of the option.

    During 2002, the holder of the Vietnamese call option exercised his right to acquire an additional 10% of the shares of the Company's operation in Vietnam. The resulting adjustments to reconcile the IFRS accounts, as described in Note 10, and the U.S. GAAP accounts are as follows: (i) a decrease of $16,817,000 to the accumulated losses brought forward, corresponding to the difference, as at January 1, 2002, between the fair value and book value losses on the written call option, (ii) an increase of $295,000 to the net loss for 2002 due to the excess of the option's book value losses over the fair value of the option, recorded for IFRS, and (iii) a reversal of the gain realized on the sale of 10% of the subsidiary of $16,522,000 for IFRS, to reflect a gain of $nil for U.S. GAAP.

    No adjustment related to the above mentioned option has been recorded in 2004 and 2003 since this option was exercised in 2002. Also, no adjustment related to the options in Colombia, Iran, Philippines and Ghana has been recorded since their IFRS accounting treatment is consistent with the U.S. GAAP treatment.

  6.
  As described in Note 17(e), the Company has granted stock options to the President and Chief Executive Officer (the "CEO") of the Company and certain employees in Millicom International B.V. Under IFRS, no compensation expense is recorded for stock based compensation described in Note 17(e) of the consolidated financial statements (See Note 2(x) for a discussion of IFRS 2)

    Under U.S. GAAP, the Company accounts for stock compensation granted to the CEO and the employees of Millicom International B.V. under Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. Because either the exercise price or the number of shares granted under the option plans is not known at the grant date, compensation expense for this plan under APB 25 is recalculated, based on the intrinsic value of this stock based compensation, at each balance sheet date. Recalculated compensation expense is recognized over the vesting period. Such a plan is referred to as a "variable plan". Additionally, the Company grants stock options on Millicom's shares to employees and directors for a fixed number of shares with a fixed exercise price. The grant date intrinsic value of such options is amortized over the vesting periods of the options. Such a plan is referred to as a "fixed plan". Because the exercise price of such options granted by the Company equals or exceeds their fair market value at the date of the grant, the options have no or negative intrinsic value. Accordingly, no compensation expense has been originally recorded for the Company's fixed plans.

    However, on May 6, 2004, the Board of Directors approved an acceleration of the vesting periods for certain outstanding options at that date. In accordance with the FASB Interpretation ("FIN 44") Accounting for Certain Transactions involving Stock Compensation, Millicom computed a compensation cost corresponding to the intrinsic value of those outstanding options on May 6, 2004 in excess of the original intrinsic value of $nil at grant date and, only for options that would have been forfeited had the vesting period not been accelerated, recognize this amount over the revised vesting period. The cost recognized for the year ended December 31, 2004 amounts to $1,885,000.

    The impact of the above options is an additional expense of $1,256,000 for U.S. GAAP purposes (2003: expense of $1,157,000; 2002: income of $1,308,000).

  7.
  On January 1, 2004, Millicom adopted Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables. The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenues are allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated fair value of the bundled deliverables), with revenues for each component deliverable recognized when the revenues are realized and earned.

    Under U.S. GAAP, Millicom applies the guidance in Staff Accounting Bulletin No. 101 (SAB 101), Revenue recognition in Financial Statements, and Staff Accounting Bulletin No. 104 (SAB 104), Revenue recognition. Under this guidance, the Company evaluates each element of a customer arrangement to determine the appropriate period for recognition of revenues. Revenues on connection fees and direct incremental costs associated with such fees are deferred and amortized over the estimated customer relationship period. In 2003, management changed its estimate of the life of such relationship from one to 2 years and applied this change prospectively.

    The impact of adopting EITF 00-21 compared to the revenues recognized under IFRS, for the year ended December 31, 2004, corresponds to a decrease in revenues of $258,000.

    The adjustment to defer revenues under U.S. GAAP on connection fees that do not form part of a multiple deliverables arrangement, net of revenues recognized which were deferred in a prior period, results in a decrease in revenues for the year ended December 31, 2004 of $3,484,000 (2003: decrease of $3,184,000; 2002: decrease of $145,000) and the adjustment to defer incremental cost of sales on connection fees for U.S. GAAP, net of cost of sales recognized which was deferred in a prior period, results in a decrease in cost of sales for the year ended December 31, 2004 of $1,512,000 (2003: decrease of $878,000; 2002: increase of $192,000) resulting in a net decrease of $1,972,000 in the Company's net profit under IFRS in 2004 (2003: net decrease of $2,306,000 of the net profit; 2002: net increase of $337,000 of the net loss).

    Under U.S. GAAP, customer acquisition costs including dealer commissions and handset subsidies are recorded as cost of sales. Under IFRS these are classified as sales and marketing expenses. For the year ended December 31, 2004 an amount of $83,606,000 was reclassified from sales and marketing to cost of sales (2003: $34,361,000; 2002: $22,268,000).

    In addition, Millicom decreased the profit from equity investees under U.S. GAAP by $17,000 for the year ended December 31, 2004 (2003: decrease of $688,000; 2002: $nil) to reflect the application of EITF 00-21 and SAB 104 and/or SAB 101 to its equity investments.

    These adjustments led to an adjustment to taxation of $288,000 (2003 and 2002: nil) and a decrease in minority interest's share of profit of $463,000 (2003 and 2002: nil) resulting in a total net decrease in profit under U.S. GAAP for 2004 of $1,496,000 (2003: $2,994,000, 2002: $337,000)

  8.
  Under Statement of Financial Accounting Standard No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to the undiscounted cash flows forecast from the asset. If the undiscounted cash flows forecast to be generated from the asset is less than the asset's book value, the carrying value of the asset is regarded as not recoverable. When such a determination is made, impairment is measured as the excess of the carrying value above the asset's fair value, typically determined by a discounted cash flows projection of the asset.

    As of December 31, 2002, analogue assets belonging to Millicom's Colombian operation, which were impaired under IFRS in 2000 but not under U.S. GAAP, were deemed to be impaired in connection with the Colombian operation being classified as a discontinued operation, as described in U.S. GAAP item 14 hereafter. Accordingly, the assets' increased net value under U.S. GAAP of $2,571,000, after incremental depreciation expense for the year of $936,000, has been charged to the profit and loss of the year as an additional impairment.

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

    During 2003, under IFRS, Millicom reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1,579,000, due to a change in the underlying assumptions to determine the recoverable amount of these assets. Under U.S. GAAP, such reversal is not allowed. Accordingly, the increase in value for the Bolivian equipment has been reversed for U.S. GAAP purposes. In 2004, the cost of sales under U.S. GAAP was decreased by (i) $526,000 corresponding to the reversal of the incremental depreciation charge for these assets recorded under IFRS and (ii) an additional impairment charge of $287,000 recorded under IFRS, which is reversed under U.S. GAAP as it was already recognized in 2000.

    In 2004, under IFRS, Millicom recorded an impairment charge of $5,058,000 on the value of its analogue equipment in Pakistan. This impairment was measured as the difference between the recoverable amount of the asset, which was determined by reference to the discounted cash flows projected to be generated from this asset, and its carrying value at the measurement date. Since the recoverable amount of the analogue equipment, determined by reference to an undiscounted cash flow model, as required by SFAS 144, was higher than its carrying value, the impairment recorded under IFRS in cost of sales has been reversed for U.S. GAAP purposes.

    Summarized below are the adjustments to the Company's IFRS profit and loss that have been made due to the application of SFAS 144:

	2004		2003	2002
	US$ '000		US$ '000	US$ '000
Adjustments to impairment / (reversal of impairment) recorded for IFRS	5,345		(1,579)	2,234
Additional impairment for U.S. GAAP	—		(2,011)	(2,571)
Reversal of/ (Incremental) depreciation charge	526		(223)	(936)

Total adjustment to profit/(loss) in year	5,871	(a)	(3,813)	(1,273)

    (a)    This adjustments leads to an additional tax charge of $1,938,000 and an increase in minority interest's share of profit of $807,000 resulting in a net increase to the profit of $3,127,000 under U.S. GAAP for 2004.

  9.
  Under IFRS, the Company records its 10% Senior Notes and the debt component of its 5% Mandatory Exchangeable Notes net of un-amortized financing fees incurred to acquire these debts. Under U.S. GAAP, these financing fees are capitalized as a deferred charge. The amount that is reclassified as an asset in the balance sheet as at December 31, 2004, is $19,005,000 (2003: $22,907,000), comprised of $13,371,000 for the 10% Senior Notes (2003: $13,964,000) and $5,634,000 for the 5% Mandatory Exchangeable Notes (2003: $8,943,000).

  10.
  In accordance with Statement of Financial Accounting Standard No. 142 (SFAS 142), Goodwill and Other Intangible Assets, Millicom ceased amortization of existing goodwill on December 31, 2001 and for the year ended December 31, 2004 reversed $8,242,000 (2003: $6,695,00; 2002: $7,865,000) of amortization on goodwill charged under IFRS. This reversal is recorded in the caption "Other operating expenses".

    In accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $9,336,000 as of December 31, 2001, has been written-off as a cumulative effect of change in accounting principle in the first quarter of 2002, upon adoption of SFAS 141. In 2004, under IFRS, Millicom generated $3,660,000 negative goodwill on its acquisition of 25% of Millicom Tanzania Limited in February 2004. For U.S. GAAP purposes this amount has been reassigned on a pro rata basis to all acquired assets, except some assets as specified in SFAS 141. For the year ended December 31, 2004 cost of sales under U.S. GAAP were decreased by $1,117,000 as a reversal of the incremental depreciation charge recorded for IFRS at the same balance sheet date.

    SFAS 142 also establishes a method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The annual goodwill impairment test performed by Millicom on December 31, 2004, 2003 and 2002 resulted in an impairment loss under U.S. GAAP of $16,534,000, $nil and $3,136,000, respectively. The loss, which is recorded in the caption "Other operating expenses", relates in 2004 to Pakcom Limited, one of Millicom's businesses in Pakistan and in 2002 to Millicom's operation in Colombia.

  11.
  During 2002, Millicom purchased part of its Senior Subordinated 13.5% Notes (Note 18) at market prices for an amount of $44,000,000, realizing a gain of $28,676,000. Following the adoption on January 1, 2003 of Statement of Financial Accounting Standard No. 145 (SFAS 145), Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, Millicom reclassified this gain from extraordinary gains, as previously reported, to ordinary gains.

  12.
  Under both IFRS and U.S. GAAP, Millicom holds shares in Tele2 as available-for-sale ("AFS") securities. Following the change in accounting policy with respect to the fair value adjustments of AFS securities under IFRS in 2003, which is detailed in Note 2, Millicom recorded the fair value adjustments of its investment in Tele2 in the profit and loss account as from January 1, 2003. Under U.S. GAAP these fair value adjustments should be recorded in shareholders' equity within the caption "Revaluation Reserve". Accordingly, under U.S. GAAP, Millicom reclassified an unrealized loss of $127,158,000 for the year ended December 31, 2004 (2003: reclassification of a net unrealized gain of $241,163,000) to shareholders' equity.

    As of December 31, 2001, Millicom determined that its investment in Tele2 was impaired under U.S. GAAP, but not under IFRS and, accordingly recorded an impairment charge for U.S. GAAP of $61,325,000. As of December 31, 2002 Millicom determined that the shares were also impaired under IFRS. Accordingly, in 2002, for U.S. GAAP, Millicom reversed part of the impairment charge recorded under IFRS, for an amount of $61,325,000, since this amount was reported in accumulated losses brought forward under U.S. GAAP.

  13.
  The adjustments for the years ended December 31, 2004 and 2003 to reconcile U.S. GAAP to the IFRS accounting treatment of the debt exchange that Millicom completed in May 2003 (see Note 18b) are as follows:

  (i)
  in 2003 a reclassification of $14,952,000 from the equity component of the 2% PIK Notes to share premium to recognize a beneficial conversion feature ("BCF") of $14,952,000 and a reclassification of $1,295,000 from the equity component to the debt component of the 2% PIK Notes, under U.S. GAAP,

  (ii)
  an amortization charge of the BCF of $10,695,000 for 2004 and $4,257,000 for 2003,

  (iii)
  a decrease in the interest on the 2% PIK Notes of $1,217,000 in 2004 and $4,579,000 in 2003 recorded under IFRS to reflect the difference between the effective interest rate of 11% recorded for IFRS and the actual interest rate of 2% recorded for U.S. GAAP,

  (iv)
  in 2003 an increase of $16,002,000 in the gain of $96,748,000 realized under IFRS on the debt exchange, corresponding to the reclassification to deferred costs of the fees related to the issuance of the 11% Senior Notes and 2% PIK Notes (under IFRS these fees are not considered to be related to the new Notes issued, rather they are deducted from the gain realized on the debt exchange), and

    (v)
    an amortization expense of $1,276,000 in 2004 and $14,726,000 in 2003 of the deferred costs recognized under (iv).

    Summarized below are the adjustments to the profit for 2004 and 2003 related to the debt exchange for U.S. GAAP purposes:

	Adjustments to profit for the year ended December 31, 2004	Adjustments to profit for the year ended December 31, 2003
	US$ '000	US$ '000
Amortization of BCF on the 2% PIK Notes(ii)	(10,695)	(4,257)
Adjustment to interest expenses on the 2% PIK Notes(iii)	1,217	4,579
Increase in gain realized on the debt exchange(iv)	—	16,002
Amortization of incremental deferred costs(v)	(1,276)	(14,726)

	(10,754)	1,598

  14.
  Discontinued operations—As at December 31, 2004 and 2003, Millicom classified its investment in its Peruvian subsidiary as an asset held for sale in accordance with SFAS 144, following a decision to sell this operation and the status of the negotiations with potential buyers. Due to unforeseen liquidity problems of the initial potential buyer, the subsidiary was not sold in the one-year period following the initial decision to classify the operation as an asset held for sale. During this initial one-year period Millicom initiated actions necessary to respond to this change in circumstances and Management pursued actively marketing the sale of its Peruvian operation. As of December 31, 2004 negotiations with a new potential buyer were well advanced and the parties have subsequently signed a non-binding agreement. Millicom is now finalizing the terms and conditions of the share purchase agreement with the identified buyer and expects the sale to be completed soon. In addition, upon adoption of FIN 46, as of March 31, 2004 Millicom classified its investment in its Argentinean operation, which had previously been recorded as an equity investment under U.S. GAAP, as an asset held for sale in accordance with Statement of Financial Accounting Standards No 144 (SFAS 144) prior to the divesture on September 22, 2004. For U.S. GAAP purposes, Millicom recorded an adjustment of $5,019,000 to the loss recorded under IFRS on this disposal. Finally, as of December 31, 2004, Great Universal also held an investment classified as held for sale in accordance with SFAS 144. Therefore Millicom disclosed all assets and liabilities of these operations separately in the balance sheet reconciliations. Millicom's interests in Celcaribe, MIC Systems (including MACH) and Liberty Broadband Ltd are reported as a discontinuing operation since these operations have been sold in 2003 and 2002.

    Presented below is an analysis of profit (loss) from discontinued operations:

Net profit (loss) from component qualifying as discontinued operations:

	Year ended December 31,
				Segment in which reported
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Loss from discontinued operations, net of taxes
Colombian operations	—	(2,116)	(63,484)	Central America
Peruvian operations	(113)	(5,642)	(3,847)	Other
MIC Systems	—	—	12,599	MIC Systems
Liberty Broadband Ltd	—	—	(24,939)	Other
Argentinean operations	(1,940)	—	—	Other

Net loss from discontinued operations, excluding Great Universal and Modern Holdings	(2,053)	(7,758)	(79,671)
Certain operations held by Great Universal and Modern Holdings	(24)	3,458	2,658	See item 15

Profit (loss) from discontinued operations(b)	(2,077)	(4,300)	(77,013)
Gain on disposal, net of taxes(a)	2,812	5,882	80,945

Profit from discontinued operations	735	1,582	3,932

(a)
The tax impact of these items is $nil (2003: $nil, 2002: $nil)

(b)
Excluding gain (loss) on disposal

    The table below provides information about revenues, cost of sales, operating expenses, operating profit and net loss under U.S. GAAP for the year ended December 31, 2003 and 2002 from continuing operations excluding the discontinued operations above:

	December 31, 2003	December 31, 2002
	US$ '000	US$ '000
Revenues from continuing operations	425,241	331,007
Cost of sales from continuing operations	(176,605)	(137,772)
Operating expenses from continuing operations	(147,232)	(167,534)
Operating profit from continuing operations	101,404	25,701
Net loss reported from continuing operations	(47,910)	(327,959)
  15.
  Under International Accounting Standards No 27 ("IAS 27") prior to its revision, Consolidated Financial Statements and Accounting for Investments in Subsidiaries, a subsidiary should be excluded from consolidation if it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent. In addition, Standing Interpretations Committee (SIC) No. 33 states that potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. Under IFRS, Millicom does not consolidate its investment in Great Universal ("GU") and Modern Holdings ("Modern") since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to Millicom. Further, the warrants, which enable the holder to obtain 100% of GU and 53% of Modern, are presently exercisable and provide the capability, to the warrant holder, to control GU and Modern.

    Prior to the adoption of FIN 46 on March 31, 2004 (as it relates to entities created prior to February 1, 2003), under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent of a reason that GU and Modern should not be consolidated, they should be consolidated. The restrictions on the ability of GU and Modern to distribute dividends would not preclude consolidation under U.S. GAAP and potential voting rights are generally not considered in determining whether and entity should be consolidated. Therefore, under U.S. GAAP, both GU and Modern are consolidated.

    In a separate table at the bottom of the U.S. GAAP reconciliation of profit (loss) and of the U.S. GAAP balance sheet reconciliation, certain financial information on GU and Modern are disclosed. In prior years, these amounts were not included within the primary net income reconciliation from IFRS to US GAAP, rather they were included separately within the US GAAP note in a table disclosing selected financial results of the two entities.

    In this 20F, these amounts have been reflected within the primary net income reconciliation from IFRS to US GAAP for the readers convenience.

  16.
  In December, 2004 the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are currently assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

    In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion 29." The guidance in Accounting Principles Board Opinion 29 ("APBO 29"), "Accounting for Nonmonetary Transactions," is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

    In March 2004, the EITF reached a consensus on EITF Issue 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for certain Investments in Debt and Equity

    Securities," and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, `The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments."' Since we have recorded a significant impairment on our Tele2 shares as of December 31, 2002, the current cost of these securities is significantly lower than their market value, therefore we do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

    Reconciliation of statement of profit and loss for the year ended December 31, 2004 and reconciliation of net profit for the years ended December 31, 2004, 2003 and 2002 are presented on the following pages:

        The above items give rise to the following differences in the statement of profit and loss for the year ended December 31, 2004 recorded under U.S. GAAP:

Year ended December 31, 2004	Item	Per Profit and Loss Group	Consolidation of VIEs and Proportional Consolidation Adjustment(a) (Item 1)	Other Adjustments	Discontinued operations (Item 14)	Under U.S. GAAP Group
		US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	7	921,466	98,573	(3,742)	(6,520)	1,009,777
Cost of sales	7, 8, 10	(388,334)	(48,886)	(75,105)	3,277	(509,048)

Gross profit		533,132	49,687	(78,847)	(3,243)	500,729
Sales and marketing	7	(122,705)	(15,897)	83,606	1,059	(53,937)
General and administrative expenses	4, 6	(127,400)	(24,406)	852	2,491	(148,463)
Gain (loss) from sale of subsidiaries and joint ventures, net	14	(2,207)	—	5,019	(2,812)	—
Other operating expenses	10	(35,225)	(7,725)	(8,292)	—	(51,242)
Other operating income		3,287	1,260	—	—	4,547

Operating profit		248,882	2,919	2,338	(2,505)	251,634
Valuation movement on investment in securities	12	(126,957)	—	127,158	—	201
Fair value result on financial instruments		148,816	—	—	—	148,816
Profit from associates	2, 7	814	28,712	4	—	29,530
Interest expense	13	(108,534)	(1,501)	(10,754)	1,282	(119,507)
Interest income		7,706	2,010	—	(9)	9,707
Exchange loss, net		(26,796)	(443)	—	946	(26,293)

Profit before taxes and minority interest		143,931	31,697	118,746	(286)	294,088
Charge for taxes	7, 8	(58,900)	978	(1,650)	(449)	(60,021)

Profit before minority interest		85,031	32,675	117,096	(735)	234,067
Minority interest	7, 8	(16,790)	(31,662)	(344)	—	(48,796)

Profit from continuing operations before cumulative effect of change in accounting principle		68,241	1,013	116,752	(735)	185,271
Profit from discontinued operations, net of tax	14	—	—	—	735	735

Profit before cumulative effects of changes in accounting principles		68,241	1,013	116,752	—	186,006
Cumulative effect of change in accounting principle	1	—	33	2,832	—	2,865

Net profit for the year		68,241	1,046	119,584	—	188,871

a.
this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

        The above items give rise to the following differences in net profit (loss) for the years ended December 31, 2004, 2003 and 2002 recorded under U.S. GAAP:

	Item	2004	2003	2002
		U.S.$ '000	U.S.$ '000	U.S.$ '000
Net profit (loss) for the period reported under IFRS		68,241	178,823	(385,143)
Items increasing(decreasing) reported profit (loss):
Consolidation of GU and Modern	1, 15	1,013	4,603	(1,630)
Application of equity method of accounting	2	21	(1,052)	(4,221)
Application of equity method of accounting for Telemovil El Salvador	3	—	5,830	7,887
Adjustments to initial step-up in the value of licenses	4	2,108	2,273	2,273
Valuation of Vietnam option	5	—	—	(16,817)
Compensation cost for stock options granted to employees	6	(1,256)	(1,157)	1,308
Adjustments to connection revenues and connection costs, net of tax	7	(1,496)	(2,994)	(337)
Adjustments to impairment of intangible assets	8	3,127	(3,813)	(1,273)
Reversal of goodwill amortization	10	8,242	6,695	7,865
Additional goodwill impairment	10	(16,534)	—	(3,136)
Reversal of incremental depreciation charge	10	1,117	—	—
Reclassification to shareholders' equity of fair value adjustments on available-for-sale securities	12	127,158	(241,163)	—
Impairment of securities, other than temporary	12	—	—	61,325
Adjustments related to debt exchange	13	(10,754)	1,598	—
Disposal of Millicom Argentina	14	5,019	—	—

Profit (loss) after taxes before cumulative effect of change in accounting principle		186,006	(50,357)	(331,899)
Cumulative effect of change in accounting principle	1, 10	2,865	—	9,336

Net profit (loss) under U.S. GAAP		188,871	(50,357)	(322,563)

Presented as:
Net profit (loss) from continuing operations		185,271	(51,939)	(335,831)
Discontinued operations:	14
Loss from discontinued operations, net of taxes(a)		(2,077)	(4,300)	(77,013)
Gain on disposal, net of taxes(a)		2,812	5,882	80,945

Profit from discontinued operations		735	1,582	3,932

Profit (loss) after taxes, before cumulative effect of change in accounting principle under U.S. GAAP		186,006	(50,357)	(331,899)
Cumulative effect of change in accounting principle		2,865	—	9,336

Net profit (loss) under U.S.GAAP		188,871	(50,357)	(322,563)

(a)
The tax impact of these items is $nil

Basic profit (loss) per common share	2004	2003	2002
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$2.22	$(0.79)	$(5.14)
—from discontinuing operations	$0.01	$0.02	$0.06

Profit (loss) per common share after taxes, before cumulative effect of change in accounting principle	$2.23	$(0.77)	$(5.08)
Impact of cumulative effect of change in accounting principle	$0.04	—	$0.14

Basic profit (loss) per common share under U.S. GAAP	$2.27	$(0.77)	$(4.94)

Weighted average number of shares outstanding in the period (in '000)	83,335	65,312	65,272

Diluted profit (loss) per common share	2004	2003	2002
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$2.05	$(0.79)	$(5.14)
—from discontinuing operations	$0.01	$0.02	$0.06

Profit (loss) per common share after taxes, before cumulative effect of change in accounting principle	$2.06	$(0.77)	$(5.08)
Impact of cumulative effect of change in accounting principle	$0.03	—	$0.14

Diluted profit (loss) per common share under U.S. GAAP	$2.09	$(0.77)	$(4.94)

Weighted average number of shares and potential dilutive shares outstanding during the year (in '000)	90,312	65,312	65,272

Impact of consolidation of Great Universal and Modern Holdings

        As explained in U.S. GAAP adjustment item No. 15, above, both Great Universal ("GU") and Modern Holdings ("Modern") are consolidated under U.S. GAAP. Presented in the table below are the main line items of GU and Modern consolidated profit and loss statements from continuing operations:

	2003	2002
	US$ '000	US$ '000
Revenues	36,865	32,912
Cost of sales	(21,236)	(21,664)
Operating expenses	(15,178)	(23,906)
Operating profit (loss)	451	(12,658)
Net loss from continuing operations	(4,029)	(7,872)
Net profit (loss)	4,603	(1,630)

(1)
Certain income items previously included in operating expenses in 2002 have been reclassified to non operating income and have no effect on net loss.

        The following disposals by GU and Modern have been classified as discontinued operations and have been excluded from continuing operations in the table above:

  •
  In 2003, GU disposed of its interest in Miltope, Inc. for net proceeds of $21,180,000, realizing a gain on disposal of $6,181,000.

  •
  In 2003, Modern disposed of its interests in Praesidium and Ephibian realizing net losses on disposal of $130,000 and $877,000, respectively.

  •
  In 2002, GU disposed of its interest in Transcom USA realizing a net loss of $1,390,000 on disposal.

  •
  In 2002, Modern disposed of its interests in Procure-it-right, Proceedo and Lothar realizing a net aggregate gain of $4,974,000 on disposal.

Balance Sheet Reconciliation:

        The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2004:

Balance sheet as of December 31, 2004	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments(a) (Item 1)	Other Adjustments	Held for sale assets and liabilities (Item 14)	Under U.S. GAAP Group
		US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Assets
Non-Current Assets
Intangible assets
Goodwill, net	3, 10	37,702	12,293	34,914	—	84,909
Licenses, net	4	277,705	4,349	(5,523)	(174)	276,357
Other intangibles net	9	2,561	(308)	19,005	(27)	21,231
Property, plant and equipment, net	8, 10	575,649	43,823	1,783	(1,469)	619,786
Financial assets
Investment in Tele2 AB shares		351,882	—	—	—	351,882
Investment in other securities		10,540	(2,111)	—	—	8,429
Investments in associates	7	2,220	42,492	(66)	—	44,646
Embedded Derivative on the 5% Mandatory Exchangeable Notes		45,255	—	—	—	45,255
Pledged deposits		25,544	488	—	(24)	26,008
Deferred taxation(b)		5,883	2,857	(274)	(972)	7,494

Total Non-Current Assets		1,334,941	103,883	49,839	(2,666)	1,485,997

Current Assets
Financial assets
Investment in other securities		15,327	—	—	—	15,327
Inventories		16,304	1,028	—	(42)	17,290
Trade receivable, net		141,972	14,001	—	(80)	155,893
Amounts due from joint ventures and joint venture partners		11,715	(11,715)	—	—	—
Amounts due from other related parties		2,067	630	—	(3)	2,694
Prepayments and accrued income	7	36,875	7,528	4,431	(354)	48,480
Other current assets(b)		62,377	7,960	274	—	70,611
Pledged deposits		9,260	—	—	—	9,260
Time deposits		610	—	—	(610)	—
Cash and cash equivalents		413,381	14,873	—	(178)	428,076

Total Current Assets		709,888	34,305	4,705	(1,267)	747,631

Total assets from disposal group classified as held for sale		—	—	—	3,933	3,933

Total Assets		2,044,829	138,188	54,544	—	2,237,561

Shareholders' Equity and Liabilities
Shareholders' equity
Share capital and premium	4, 6, 13	513,782	—	(41,467)	—	472,315
Treasury stock		(8,833)	—	—	—	(8,833)
Legal reserve		13,577	—	—	—	13,577
Accumulated losses brought forward		(276,608)	(5,129)	(168,346)	—	(450,083)
Net profit for the year		68,241	1,046	119,584	—	188,871
Currency translation reserve		(71,116)	1,528	—	—	(69,588)
Deferred compensation costs	6	—	—	(194)	—	(194)
Revaluation reserve	12	—	—	114,005	—	114,005

Total Shareholders' Equity		239,043	(2,555)	23,582	—	260,070

Minority Interest	7, 8	43,351	60,800	(553)	—	103,598

Liabilities
Non-current liabilities
10% Senior Notes	9	536,629	—	13,371	—	550,000
5% Mandatory Exchangeable Notes—debt component	9	365,006	—	5,634	—	370,640
Other debt and financing		124,267	18,125	—	—	142,392
Other non current liabilities		194,774	(111)	—	—	194,663
Deferred taxation(b)	7, 8	39,216	1,956	(1,997)	—	39,175

		1,259,892	19,970	17,008	—	1,296,870

Current liabilities
Other debt and financing		88,511	8,275	—	—	96,786
Trade payables		173,969	12,116	—	(968)	185,117
Amount due to joint ventures		7,760	1,355	—	—	9,115
Amounts due to other related parties		975	326	—	(5)	1,296
Accrued interest and other expenses	7	55,203	22,253	11,942	(88)	89,310
Other current liabilities(b)	8	176,125	15,648	2,565	(249)	194,089

		502,543	59,973	14,507	(1,310)	575,713

Total Liabilities		1,762,435	79,943	31,515	(1,310)	1,872,583

Total liabilities from disposal group classified as held for sale		—	—	—	1,310	1,310

Total Shareholders' Equity and Liabilities		2,044,829	138,188	54,544	—	2,237,561

(a)
this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b)
Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of December 31, 2004, Millicom reclassified $274,000 from non-current deferred tax assets to current deferred tax assets and $627,000 from non-current deferred tax liabilities to current deferred tax liabilities.

        The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2003:

Balance sheet as of December 31, 2003	Item	Per Balance Sheet Group	Proportional Consolidation Adjustments(a) and consolidation of GU and Modern (Item 1)	Other Adjustments	Held for sale assets and liabilities (Item 14)	Under U.S. GAAP Group
		US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Assets
Non-Current Assets
Intangible assets
Goodwill, net	3, 10	49,578	10,661	40,365	—	100,604
Licenses, net	4	30,889	(8,372)	(7,872)	(210)	14,435
Oher intangibles net	9, 13	3,351	(372)	24,183	(51)	27,111
Property, plant and equipment, net	8	489,543	(126,751)	(1,579)	(1,848)	359,365
Financial assets
Investment in Tele2 AB shares		479,040	—	—	—	479,040
Investment in other securities		25,397	768	—	—	26,165
Investments in associates	7	1,340	96,075	(688)	—	96,727
Pledged deposits		23,785	(1,460)	—	(28)	22,297
Deferred taxation		5,226	(1,100)	—	(370)	3,756

Total Non-Current Assets		1,108,149	(30,551)	54,409	(2,507)	1,129,500

Current Assets
Financial assets
Investment in other securities		15,291	—	—	—	15,291
Inventories		10,941	(3,823)	—	(35)	7,083
Trade receivable, net		113,750	(29,012)	—	(705)	84,033
Amounts due from joint ventures and joint venture partners		13,137	3	—	—	13,140
Amounts due from other related parties		2,905	3,665	—	—	6,570
Prepayments and accrued income	7	19,739	(4,131)	2,207	(297)	17,518
Other current assets		49,583	(6,152)	—	(116)	43,315
Pledged deposits		7,745	—	—	—	7,745
Time deposits		32,880	—	—	(598)	32,282
Cash and cash equivalents		148,829	(577)	—	(356)	147,896

Total Current Assets		414,800	(40,027)	2,207	(2,107)	374,873

Total assets from disposal group classified as held for sale		—	—	—	4,614	4,614

Total Assets		1,522,949	(70,578)	56,616	—	1,508,987

Shareholders' Equity and Liabilities
Shareholders' equity
Share capital and premium	4, 6, 13	239,876	—	(36,018)	—	203,858
Treasury stock		(8,833)	—	—	—	(8,833)
2% PIK notes—equity component	13	16,006	—	(16,006)	—	—
Legal reserve		4,256	—	—	—	4,256
Accumulated losses brought forward		(446,110)	(15,389)	71,093	—	(390,406)
Net profit/(loss) for the year		178,823	3,551	(232,731)	—	(50,357)
Currency translation reserve		(69,198)	2,660	—	—	(66,538)
Deferred compensation costs	6	—	—	(1,344)	—	(1,344)
Revaluation reserve	12	—	—	241,163	—	241,163

Total Shareholders' Equity		(85,180)	(9,178)	26,157	—	(68,201)

Minority Interest		26,571	1,299	—	—	27,870

Liabilities
Non-current liabilities
10% Senior Notes	9	536,036	—	13,964	—	550,000
2% PIK Notes—debt component	13	50,923	—	973	—	51,896
5% Mandatory Exchangeable Notes—debt component	9	327,635	—	8,943	—	336,578
Embedded derivative on the 5% Mandatory Exchangeable Notes		103,457	—	—	—	103,457
Other debt and financing		126,150	(20,294)		—	105,856
Deferred taxation and other non current liabilities		38,006	(12,465)	(253)	—	1,173,075

		1,182,207	(32,759)	23,627	—	1,173,075

Current liabilities
Other debt and financing		132,664	7,341	—	(75)	139,930
Trade payables		107,424	(37,409)	—	(959)	69,056
Amount due to joint ventures		5,340	4,186	—	—	9,526
Amounts due to other related parties		608	267	—	(5)	870
Accrued interest and other expenses	7	44,673	9,742	6,579	(363)	60,631
Other current liabilities	8	108,642	(14,067)	253	(420)	94,408

		399,351	(29,940)	6,832	(1,822)	374,421

Total Liabilities		1,581,558	(62,699)	30,459	(1,822)	1,547,496
Total liabilities from disposal group classified as held for sale		—	—	—	1,822	1,822

Total Shareholders' Equity and Liabilities		1,522,949	(70,578)	56,616	—	1,508,987

(a)
this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns

Impact of consolidation of Great Universal and Modern Holdings

        As explained in adjustment item No. 15, under U.S. GAAP, both Great Universal ("GU") and Modern Holdings ("Modern") are consolidated under U.S. GAAP. Presented in the table below are the main line items of GU and Modern's consolidated balance sheets as of December 31, 2003.

2003
US$ '000
Total assets	48,061
Total shareholders' equity	(2,195)

Comprehensive Income:

        The Company's statement of comprehensive income under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	U.S.$ '000	U.S.$ '000	U.S.$ '000
Net profit (loss) under U.S. GAAP	188,871	(50,357)	(322,563)

Other comprehensive income (loss):
Holding (loss) gain excluding effect of sale of marketable securities sold during the year, net of tax(a)	(127,158)	241,163	(37,422)
Holding gain (loss) for securities sold during the year, net of tax(a)	201	5,597	(131,396)
Reclassification adjustment for gain realized on sale of marketable securities, net of tax(a)	(201)	(5,597)	168,818
Currency translation reserve	(3,050)	14,923	(37,263)

Other comprehensive (loss) income	(130,208)	256,086	(37,263)

Comprehensive income under U.S. GAAP	58,663	205,729	(359,826)

(a)
The tax impact on these items is $nil (2003: $nil; 2002: $nil)

Additional Stock Option Disclosure:

        As described above, under U.S. GAAP, the Company accounts for stock options under APB25 (see item 6). Had compensation costs been determined in accordance with SFAS 123, the Company's net income and loss per share would have been adjusted to the following pro forma amounts:

	2004	2003	2002
	U.S.$ '000	U.S.$ '000	U.S.$ '000
Net profit (loss), as reported	188,871	(50,357)	(322,563)
Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	1,256	1,157	(1,308)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,039)	(2,579)	2,586

Pro forma net profit (loss)	188,088	(51,779)	(321,285)

Profit (loss) per share:
As reported (basic)—$	2.27	(0.77)	(4.94)
As reported (diluted)—$	2.09	(0.77)	(4.94)
Pro forma (basic)—$	2.26	(0.79)	(4.92)
Pro forma (diluted)—$	2.08	(0.79)	(4.92)

        The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 2.53% (2003: 4.4%; 2002: 4.4%), expected lives ranging from 1 to 3.5 years, no dividends and expected volatility of 47.1% (2003: 114.9%; 2002: 58.4%).

33. SUBSEQUENT EVENTS

        In January 2005 Millicom issued an aggregate principal amount of $200 million of 4% Convertible Bonds due 2010 convertible into Ordinary Shares and/or SDRs. The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195,875,000.

        On March 2, 2005 the registration statement of the 10% Senior Notes (see Note 18d) was declared effective and the special interest charge ceased to accrue.

        On March 30, 2005, following approval by Congress, the license of Celtel in Honduras was renewed until 2021.

        On April 18, 2005 Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The payment terms are similar to the terms agreed in 2004 by Paktel, Millicom's other subsidiary in Pakistan. Pakcom will pay a license fee of $291 million, with 50% payable over three years and the remaining 50% payable over the following ten years. The company paid the first down payment for the license today. Pakcom is still in negotiations with the PTA with regard to the allocation of spectrum.

        In Vietnam the negotiations on the continuation of the cooperation have not yet led to an agreement between the parties. The negotiations on the creation of a Joint Stock Company, as agreed between the parties by signing two Memoranda of Understanding in 2004, are continuing. The Government of Vietnam has agreed to equitize VMS, our partner under the current BCC. This is the first equitization of a major telecommunication company in Vietnam which explains why at present, no information is available as to the process of this equitization. It is unlikely that this process will have started by the end of the BCC on May 18 and without agreement between the parties at that date, Millicom will no longer be able to consolidate the Vietnam numbers and will have no more revenues from its Vietnam operations after that date. An impairment charge of $16.6 million has been recorded in the first quarter of 2005 in the consolidated Group accounts to account for the write-down of property, plant and equipment in Vietnam as the BCC expires on May 18, 2005. The Vietnam asset impairment is due to a late approval of investments required under the BCC which prevented CIV from generating revenues of these fixed assets.

SIGNATURES

        Under the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Dated: May 2, 2005

MILLICOM INTERNATIONAL CELLULAR S.A.
By:	Name: Marc Beuls Title: Chief Executive Officer
By:	Name: Bruno Nieuwland Title: Chief Financial Controller

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Association of Millicom International Cellular S.A.
2.1	Trust Deed, dated January 7, 2005 between Millicom International Cellular S.A. and The Bank of New York, as Trustee.
2.2	Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.*
2.3
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee, as amended (incorporated by reference to Exhibits 4.1 and 4.3 of the Company's registration statement on Form F-4 (File No. 333-112948) filed on February 19, 2004 and January 13, 2005, respectively).
4.1	Business Co-Operation Contract dated June 2, 1994, as amended, among Vietnam Mobile Services Co., Industriforvaltnings AB Kinnevik and Comvik International Vietnam AB.**
7.1	Explanation of the calculation of (loss) earnings per share.*
12.1	Certification of Marc Beuls required by Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 13a-14(a).
12.2	Certification of Bruno Nieuwland required by Exchange Act Rule 13a-14(a).
12.3	Certification of Judy Tan required by Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls, Bruno Nieuwland and Judy Tan required by Exchange Act Rule 13a-14(b).
14.1	Consent of PricewaterhouseCoopers S. à r. l. to the incorporation by reference of their report dated May 2, 2005 in the Company's Registration Statement on Form F-3 (No. 333-111779).

*
Previously filed with the Securities and Exchange Commission with the Company's Form 20-F filed on April 30, 2004 and herein incorporated by reference.

**
Previously filed with the Securities and Exchange Commission on the Company's Form 20-F/A filed on January 13, 2005 and herein incorporated by reference.

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART I
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
SOUTH EAST ASIA
SOUTH ASIA
CENTRAL AMERICA
SOUTH AMERICA
AFRICA
OTHER INVESTMENTS
PART II
PART III
INDEX TO FINANCIAL STATEMENTS
Millicom International Cellular S.A. Consolidated balance sheets As of December 31, 2004 and 2003
Millicom International Cellular S.A. Consolidated statements of profit and loss for the years ended December 31, 2004, 2003 and 2002
Millicom International Cellular S.A. Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002
Millicom International Cellular S.A. Consolidated statements of changes in shareholders' equity for the years ended December 31, 2004, 2003 and 2002
Millicom International Cellular S.A. Notes to the consolidated financial statements As of December 31, 2004, 2003 and 2002
SIGNATURES
EXHIBIT INDEX