Form 20-F
period 2005-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2006-05-01
CIK 912958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number    000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact name of Registrant as specified in its charter)

GRAND-DUCHY OF LUXEMBOURG

(Jurisdiction of incorporation or organization)

75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common shares with a par value of $1.50 each:  99,703,598 as of December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

FORWARD-LOOKING STATEMENTS

Certain of the statements made in this document may be considered to be “forward-looking statements” as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words “expect”, “estimate”, “believe”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “may”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. These statements appear in a number of places throughout the document including, but not exclusively, “Information on the Company”, and “Operating and Financial Review and Prospects”. These statements concern, among other things, trends affecting the Company’s financial condition or results of operations, capital expenditure plans, the potential for growth and competition in areas of the Company’s business, the potential for new agreements or extensions of existing agreements to be signed with business partners or governmental entities or licenses to be granted by governmental authorities, and the supervision and regulation of the telecommunications’ markets. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors.

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

•       the success of business, operating and financing initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives, and local conditions; and

•       the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of the Company’s investments, operations and alliances.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing hereof with the U.S. Securities and Exchange Commission. Millicom International Cellular S.A. undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in Millicom International Cellular S.A.’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context otherwise requires, the term the “Company” refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand-Duchy of Luxembourg, and the term the “Group”, “Millicom”, “we”, “us” or “our” refers to Millicom and its subsidiaries, joint ventures and affiliates. Unless the context otherwise requires, when used herein with respect to a licensed area, “persons”, “population” and “pops” are interchangeable and refer to the aggregate number of persons located in such licensed area and “equity pops” refers to the number of such persons in a licensed area multiplied by the Group’s ownership interest in the licenses for such licensed area. The term “Attributable

Subscribers” refers to the 100% of subscribers in the Group’s subsidiaries and the Group’s percentage ownership of subscribers in each subsidiary and joint venture. Persons, population and pops data for 2005 and 2004 have been extracted from the “CIA—The World Factbook” for 2005 for countries where the license area covers the entire country except Guatemala where the population data for 2005 has been extracted from the National Institute of Statistics (INE). In addition, information on the countries in which Millicom operates has been extracted from the “CIA—The World Factbook” for 2005 with updates, where appropriate, from the U.S. Department of State’s website. Market share data and penetration rates have been obtained from EMC, a cellular market research firm. EMC is aware of, and has consented to being named, in this report, which consent may be incorporated by reference into registration statements we file with the SEC.

Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and subscriber figures represent the total number of mobile subscribers of systems in which the Group has an ownership interest. In this report, references to “dollars” or “$” are to U.S. dollars, references to “SEK” are to Swedish krona and references to “Euro” or “€” are to the Euro.

As a foreign private issuer, the Company is exempt from the proxy rules of Section 14 under the Securities Act of 1934, as amended (the “Exchange Act”), and the reporting requirements of Section 16 under the Exchange Act.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for Annual Report filing

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for Annual Report filing

ITEM 3.                KEY INFORMATION

Selected Financial Information

The Group reports under International Financial Reporting Standards, as adopted by the European Union (“IFRS”). The following tables present comparative information under IFRS and U.S. generally accepted accounting principles (“U.S. GAAP”). For a reconciliation of our IFRS net profit and balance sheet to U.S. GAAP and a discussion of the principal differences between the accounting policies applied by us under IFRS and U.S. GAAP, please see Note 37 of the “Notes to the Consolidated Financial Statements”.

The following table sets forth summary financial data of the Group as of and for the years ended December 31, 2005, 2004, 2003, 2002, and 2001. The data are based upon the Group’s audited consolidated balance sheets as of December 31, 2005, 2004, 2003, 2002 and 2001 and audited consolidated statements of profit and loss for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

Unless otherwise indicated all financial data and discussions in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with IFRS
Profit and Loss Statement Data:
Revenues	1,083,669	917,492	640,363	600,518	642,286
Operating profit	202,173	247,189	164,372	121,519	93,080
Valuation movement on investment securities	(63,356)	(127,158)	246,760	(299,963)	(15,931)
Profit/(loss) for the period from continuing operations(1)	9,368	66,016	180,329	(501,269)	(136,198)
Profit/(loss) for the period	10,043	65,891	176,921	(385,143)	(138,053)
Basic earnings (loss) from continuing operations per common share	$0.09	$0.79	$2.76	$(7.68)	$(2.09)
Basic earnings (loss) per common share	$0.10	$0.79	$2.71	$(5.90)	$(2.12)
Weighted average number of shares in basic computation (in thousands)(2)	98,803	83,335	65,312	65,272	65,256
Diluted earnings (loss) from continuing operations per common share	$0.09	$0.74	$2.28	$(7.68)	$(2.09)
Diluted earnings (loss) per common share	$0.10	$0.74	$2.24	$(5.90)	$(2.12)
Weighted average number of shares in diluted computation (in thousands)(2)	99,921	90,312	80,500	65,272	65,256
Dividends per share	—	—	—	—	—

	As of December 31,
	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars)
Amounts in accordance with IFRS:
Balance Sheet Data:
Property, plant and equipment, net	671,774	575,649	487,695	456,320	509,247
Intangible assets, net	373,253	317,968	83,818	99,562	232,801
Financial assets at fair value through profit or loss	327,803	397,137	375,583	265,571	659,440
Investments in associates(3)	5,367	2,220	1,340	1,013	52,858
Total assets	2,559,422	2,046,213	1,522,949	1,203,119	1,870,930
Current liabilities	909,008	505,884	399,351	375,862	469,191
Non-current liabilities	1,070,140	1,259,892	1,182,207	1,098,783	1,322,583
Minority interest	34,179	43,351	26,571	23,733	10,262
Shareholders’ equity/(deficit)	299,371	237,086	(85,180)	(295,259)	68,894

	As of and for Year Ended December 31,
	2005	2004	2003	2002	2001
Operating Data (unaudited)(4):
Total Subscribers
Prepaid	8,426,308	6,739,559	4,956,257	3,448,269	2,525,279
Postpaid	502,677	973,642	734,285	554,642	604,327
Monthly churn (%)(5):
Prepaid	4.3	4.4	4.7	4.2	4.0
Postpaid	1.7	1.7	2.1	3.2	4.1

	Year Ended December 31,
	2005	2004(7)	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with U.S. GAAP(6):
Profit and Loss Statement Data:
Revenues	1,262,239	9846,965	404,801	326,123	312,602
Operating profit	281,878	244,876	76,166	1,973	74,730
Valuation movement on investment securities	—	—	5,597	(299,963)	(15,931)
Profit (loss) for the period from continuing operations(1)	112,349	192,658	(58,014)	(341,507)	(123,276)
Profit (loss) for the period	82,329	188,871	(50,357)	(322,563)	(172,176)
Basic earnings (loss) from continuing operations per common share	$1.14	$2.31	$(0.89)	$(5.23)	$(1.89)
Basic earnings (loss) per common share	$0.83	$2.27	$(0.77)	$(4.94)	$(2.64)
Weighted average number of shares in basic computation (in thousands)(2)	98,803	83,335	65,312	65,272	65,256
Diluted earnings (loss) from continuing operations per common share	$1.12	$2.13	$(0.89)	$(5.23)	$(1.89)
Diluted earnings (loss) per common share	$0.82	$2.09	$(0.77)	$(4.94)	$(2.64)
Weighted average number of shares in diluted computation (in thousands)(2)	99,921	90,312	65,312	65,272	65,256

	As of December 31,
	2005	2004(7)	2003	2002	2001
	(in thousands of U.S. dollars)
Amounts in accordance with U.S. GAAP(6):
Balance Sheet Data:
Property, plant and equipment, net	754,178	619,786	359,365	286,372	376,676
Intangible assets, net	492,843	382,497	131,482	55,562	213,189
Financial assets at fair value through profit or loss	327,803	397,137	375,583	265,571	659,440
Investments in associates	20,527	44,646	96,727	175,007	187,114
Total assets	2,842,460	2,237,561	1,508,987	1,133,721	1,727,079
Current liabilities	987,213	575,713	374,421	270,910	339,311
Non-current liabilities	1,151,061	1,296,870	1,173,075	1,033,743	1,302,088
Minority interest	180,786	103,598	27,870	23,733	10,262
Shareholders’ equity/(deficit)	275,830	260,070	(68,201)	(286,575)	72,778

(1)          Under IFRS, Millicom Peru S.A., MIC Systems, disposed of in 2002 and FORA Telecom BV, disposed of in 2001 have been reported as discontinued operations in our consolidated financial statements. Under U.S. GAAP, MIC Systems, Liberty Broadband Limited (formerly Tele2 (UK)), Celcaribe S.A. Millicom Peru S.A., Pakcom Limited and Millicom Argentina S.A. have been reported as discontinued operations. A more complete description of discontinued operations is contained in Notes 5, 12 and 37 of the “Notes to the Consolidated Financial Statements”.

(2)          The average number of shares disclosed above has been adjusted for each year presented to reflect the reverse share split effected in February 2003, whereby three existing shares with a par value of $2 each were exchanged for one new share with a par value of $6 each; and the share split effected in February 2004, whereby one existing share with a par value of $6 each was exchanged for four new shares with a par value of $1.50 each. The average number of shares, which is calculated on a weighted average basis, does not include shares held by us that have no voting, dividend or other rights (654,852 shares at December 31, 2005). These shares have been allocated to holders of stock options on January 18, 2005 upon the exercise of some of their stock options.

(3)          Investments in associates under IFRS represented as at December 31, 2005, Navega.com S.A. and Metrored S.A.; as at December 31, 2004, 2003 and 2002, Navega.com S.A.; and as at December 31, 2001, Millicom’s operation in El Salvador. See “Operating and Financial Review and Prospects—Results of Operations”. Under U.S. GAAP, investments in associates also includes Emtel Limited.

(4)          Operating data excludes divested operations.

(5)          We calculate churn rates by dividing the number of subscribers whose service is disconnected during a period, whether voluntarily or involuntarily (such as when a subscriber fails to pay a bill) by the average number of subscribers during the period. We believe that we apply conservative policies in calculating customer totals and the related churn rates. However, these policies may result in different churn rates and market share figures than if we had used criteria employed by some other operators in calculating customer churn and market share.

(6)          As described in Note 37 of the “Notes to the Consolidated Financial Statements”, under U.S. GAAP, we should consolidate our investment in Great Universal, Inc. and Modern Holdings Incorporated. The U.S. GAAP Selected Financial Data in the table above for the years ended December 31, 2005, 2004 and 2003 for the profit and loss data and as of December 31, 2005, 2004, and 2003 for the balance sheet data include the effect of their consolidation but for 2002 and 2001 do not include the effect of their consolidation. See Note 37 of the “Notes to the Consolidated Financial Statements”.

(7)          Millicom adopted FIN 46R (Financial Interpretation No. 46, revised 2003 Consolidation of Variable Interest Entities) on March 31, 2004 for entities created prior to February 1, 2003 and, as a result, began consolidating its interest in the following Variable Interest Entities: (i) Cam GSM Company Limited, a joint venture of Millicom in Cambodia, (ii) Royal Telecam International Limited, a joint venture of Millicom in Cambodia, (iii) Millicom Argentina S.A. (sold in September 2004), a former joint venture of Millicom in Argentina and (iv) Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala. The impact of adopting FIN 46R is disclosed in Note 37 to the Consolidated Financial Statements.

RISK FACTORS

Strategic Review and Possible Imminent Change of Control

On January 19, 2006, our Board of Directors announced that following recent receipt of a high number of unsolicited approaches, the Board decided to conduct a review of strategic options for the Company and appointed Morgan Stanley as financial advisor. As of the date of filing this Form 20-F, the strategic review is ongoing and since that announcement, the Company has solicited and received non-binding offers for the acquisition of the entire share capital of the Company. However, there is no certainty as to whether any of these offers will lead to a transaction, and, if any transaction is agreed, there is no certainty as to the timing, structure or terms of any transaction.

Our stock price has increased significantly since the announcement of the strategic review. If upon completion of the strategic review, a transaction does not occur, it is not known how the markets will interpret such an event and it is possible that the market reaction could cause our share price to decrease.

In the event that any transaction does occur, it may result in the possible de-listing of the Company from the NASDAQ National Market and the Stockholm Stock Exchange.

Risks Relating to our Business

This report contains “forward looking” statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such differences include those discussed below and elsewhere in this report. See “Forward Looking Statements”.

Country Risks

We operate in some markets that are politically unstable, and this instability may negatively affect our operations.

We have interests in mobile telephone licenses in 16 countries around the world and are subject to government regulation in each market. Most of the countries in which we operate are emerging economies and are, therefore, subject to greater political and economic risks than developed countries. The governments of the 16 countries differ widely with respect to type of government, constitution and stability, and most of these countries lack mature legal and regulatory systems. Some of the countries in which we operate are suffering from political instability and civil unrest, such as Sri Lanka and Chad currently, and these problems may continue, worsen or arise in the future. As a result, we face the risk that our networks may be disrupted in particular countries, which would adversely affect our revenues or results of operations.

In order for our operations to provide mobile services, they must receive a license from the government of the countries in which they operate. Our ability to operate is dependent on the licenses granted by the government of each country. These licenses generally allow our operations to operate for a number of years after which they are subject to renewal. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in the relevant market. For instance, if a government decides to revoke a license, our recourse is to the legal system of the relevant country. Because the legal and court systems of most countries in which we operate are not highly developed and are subject to political influence and other inherent uncertainties, it might be difficult to obtain a fair or unbiased resolution. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. There is also a risk that a country in which we operate may arbitrarily decide to expropriate the assets of one of our operations, in which case it is possible that we will receive no adequate compensation for the expropriation.

In addition, some of the countries in which our operations operate have volatile economies. Downturns in the economies of any particular country, or of a region generally, may adversely affect demand for our services, which would result in reduced revenues.

We have operations in Iran and may exercise an option to acquire equity in an Iranian company, which may subject us to political and regulatory risk.

In 2004, we entered into agreements with Rafsanjan Industrial Complex Islamic Cooperative Company (RIC), an Iranian company, under which we manage a mobile telephone network in Iran developed and owned by RIC.

We are a non-U.S. company and our management contract in Iran is not subject to the Iran-Libya Sanctions Act of 1996 nor to other U.S. restrictions on U.S. or non-U.S. companies operating in Iran although we are subject to OFAC (U.S. Department of the Treasury—Office of Foreign Assets Control) regulations. We do not employ U.S. citizens or permanent U.S. residents in our Iranian business.

There have recently been discussions between the Government of Iran and representatives of the international community about Iran’s nuclear research program and its potential application to nuclear weapons. It is possible that U.S. sanctions may be amended or further extended or new regulations may be introduced by the U.S., the European Union, the United Nations or by any other country or international organization, with the effect of prohibiting or adversely affecting our operations in Iran. Our only contractual obligation in Iran is to provide management services to the RIC, at a cost which is not expected to be material. We also have an option to acquire up to 47% of the equity in the Iranian company that will operate the network. If we were to exercise our option, we would acquire a substantial equity investment in an Iranian company. Any amendment or new regulation prohibiting or adversely affecting our operations in Iran or a dispute with the representatives of the Rafsanjan Industrial Complex or the Iranian government may have a material effect on our results of operations.

We operate in a number of jurisdictions which may effect changes to their respective laws that may unfavorably affect our financial status.

We hold interests in our mobile telephone companies through our subsidiaries and affiliates in various jurisdictions in and outside Luxembourg. The laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends from the operations, and tax concessions in certain operations), foreign exchange or otherwise in these jurisdictions are periodically subject to change. For instance, countries may impose restrictions or other restraints on the conversion of local currencies and the transfer of funds or dividends by our venture companies to our holding company in Luxembourg. For example, according to the rules of the State Bank of Pakistan there is a restriction on the amount of royalty fees that a Pakistani company can remit abroad. The limit is 5% of annual net sales excluding sales tax, divided into two elements—technical service of 4.75% and royalty of 0.25% of net sales, in order to respect the restrictions imposed by the SBP. Any such change could have a material adverse effect on our financial affairs and on our ability to receive funds from the venture.

Most of our operations receive revenue denominated in the local currency of the venture’s country of operation. In the future, any of the countries in which these operations are located may impose foreign exchange controls, which may restrict our ability to receive funds from the operations.

Most of the operations in which we have interests receive substantially all of their revenues in the currency of the markets in which they operate. We derive substantially all of our revenues through funds generated by the operations and, therefore, we rely on the ability of the operations to transfer funds to the Company. Although there are foreign exchange controls in some of the countries in which our mobile telephone companies operate which could significantly restrict the ability of these operations to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, we have experienced no material difficulty in obtaining permits to allow our operations to export cash to the Company. This may not, however, always be the case in the future. In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effect of this are time delays in accumulating significant amounts of foreign currency. In addition, a few countries in which we operate restrict the export of cash in local currencies. Additional foreign exchange control restrictions may be introduced in the future and the Company’s ability to receive funds from the operations will subsequently be restricted.

Currency fluctuations or devaluations would reduce the amount of profit and assets that we are able to report.

Exchange rates for currencies of the countries in which our operations operate fluctuate in relation to the U.S. dollar and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar reduces our profits while also reducing both our assets and liabilities. A relevant example is the devaluation of the Guarani in Paraguay in 2002 which had an adverse effect on the results of our operations. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars we receive is affected by fluctuations of exchange rates for such currencies against the U.S. dollar. We generally do not hedge our foreign currency exposure. For the year ended December 31, 2005 we had an exchange gain of $ 52,446,000. For the years ended December 31, 2004 and 2003, we had exchange losses of $26,782,000 and $45,649,000, respectively. These gain and losses were mainly due to the exchange variation on the 5% Mandatory Exchangeable Notes denominated in Swedish Krona.

Our ability to reduce our foreign currency exposure may be limited by restrictions on borrowings in local currency.

At the operations level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, cash inflows and outflows. Where possible and financially viable, we borrow in local currency to help hedge against local currency net inflows. Our ability to reduce our foreign currency exchange exposure may be limited by restrictions on borrowings in local currency. For example, under the State Bank of Pakistan regulations in Pakistan, foreign controlled services sector companies, such as our Pakistan operations, are required to meet certain financial ratios to engage in long-term borrowing in the local market. Paktel does not meet all applicable ratios but has received a waiver from the State Bank of Pakistan in respect of its borrowings for the initial phases of its GSM network build-out. If we fail to meet the applicable requirements or obtain a waiver, we expect to finance the later stages of the build-out from cash flows from operations, short-term borrowing or other financing arrangements. Also, we may not be able to fund Paktel’s capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency.

Potential inflation in local economies may affect some customers’ ability to pay for our operations’ services and it may also adversely affect the stability of the mobile operations market in those countries.

Our operations are dependent on the economies of the markets in which we operate. These markets are in countries with economies in various stages of development or structural reform, most of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of customers to pay for our operations’ services. In addition, these fluctuations affect the ability of the market to support our existing mobile telephone interests or any growth in mobile telephone operations. Also, periods of significant inflation in any of our markets adversely affects our costs and financial condition.

We are subject to foreign taxes in the countries in which we operate, which reduces amounts we receive from our operations or may increase our tax costs.

Many of the foreign countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit us from passing these taxes on to our local customers. Consequently, these taxes may reduce the amount of earnings that we can generate from our services.

Risks Related to our Operations

We face intense competition in the mobile telephone operator market.

The mobile systems in which we have interests face competition from other mobile telephone operators in the markets in which they operate as well as fixed line operators.

Additional licences will be granted in some of our existing markets. Moreover, additional licenses may be awarded in markets where we already face competition from other communications technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more mobile telephone operators than the market is likely to sustain. In addition, in some of our markets, our competitors may have a greater coverage area than us, or both. The mobile telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area and price. Many of our competitors have substantially greater capital resources than we do. Price competition is significant.

In addition, new competitors, such as mobile and fixed line operators in developed markets that are able to leverage their existing networks, may enter emerging markets. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants.

There is also a risk that, as new competitors enter our markets and price competition intensifies, our customers may move to another mobile telephone operator. This may result in our revenue declining, which would adversely affect our results of operations.

Any failure by us to compete effectively or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers could have a material adverse effect on our revenues and overall results of operations.

The mobile telephone operations market is heavily regulated.

The licensing, construction, ownership and operation of mobile telephone networks, and the grant, maintenance and renewal of mobile telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets that we service. In addition, such matters and certain other aspects of mobile telephone operations, including rates charged to customers and the resale of mobile telephone services, may be subject to public utility regulation in the relevant market. Our operations also typically require governmental permits, including permits for the construction and operation of cell sites. We do not believe that compliance with these permit requirements generally has a material adverse effect on our company. However, we may become subject to claims or regulatory actions relating to any past or future noncompliance with permit requirements.

A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of mobile telephone services in the countries we service, this may have the effect of reducing our revenue. Changes in the regulation of our activities, such as increased or decreased regulation affecting prices, the terms of interconnect arrangements with landline telephone networks or mobile operators or requirements for increased capital investments, may materially adversely affect us.

We face substantial competition for obtaining, funding and renewing mobile telephone licenses.

We may pursue new license opportunities within existing financial guidelines and group-wide synergy potential. In each market we face competition for licenses from major international telecommunications entities as well as from local competitors. While we typically try not to pay large amounts for mobile licenses, the competition for the granting or renewal of licenses is increasingly intense worldwide. As such, we anticipate that we might have to pay substantial license fees in certain markets, as well as meet specified network build out requirements. We may not be successful in obtaining or renewing any mobile telephone licenses or, if licenses are awarded, in obtaining those licenses on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we may not obtain such funding on satisfactory terms or at all.

Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products.

Fixed network and other system equipment used in the mobile telephone industry have a limited life and must be replaced frequently due to damage or as a result of ordinary wear and tear. In addition, substantial expansion of existing networks is required to remain competitive. We are building out networks based on the GSM standard due to increased competition from other GSM providers as well as the existing benefits of migrating to the GSM standard, including lower repair and maintenance costs, greater availability of handsets and increased functionality. Furthermore, as new technologies develop, such as if our competitors were to introduce third generation systems, equipment may need to be replaced or upgraded or a mobile telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. To the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations.

If we cannot successfully develop and manage our networks, we will be unable to expand our subscriber base and will lose market share and revenues.

Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks. The build-out of our networks is subject to risks and uncertainties which may delay the introduction of service in some areas and increase the cost of network construction. To the extent we fail to expand our network on a timely basis, we may experience difficulty in expanding our subscriber base. In addition, our ability to manage our operations successfully is dependent upon our ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of our infrastructure, including our billing systems, may have a material negative effect on our profits and results of operations.

Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to expand successfully our operations.

Our future operating results depend, in significant part, upon the continued contributions of key senior management and technical personnel. Management of growth will require, among other things:

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

While we would not usually expect any of our mobile telephone companies to be required to cease operations at the end of the term of its business arrangement, license or permit, we cannot be sure that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. A relevant example is the expiration of the Business Cooperation Contract in Vietnam which expired on May 18, 2005 without an equivalent agreement having been found to date. Upon termination, the license and the assets of the mobile telephone company associated with the system may revert to the government or local telecommunications agency, in some cases without any, or adequate, compensatory payment being made to us.

Our operations are dependent upon interconnection agreements and transmission and leased lines.

Our operations are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government owned public telecommunications operators or competing mobile telephone operators. Our financial results are affected by the cost of transmission and leased lines to effect interconnection. We may not be able to maintain interconnection or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue.

The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including aircraft, and automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, would adversely affect us, including by reducing our subscriber growth rate, subscriber base or average use per subscriber, and would have a negative impact on the market price of our shares. In addition, if a link between electromagnetic or radio frequency emissions and adverse health concerns is demonstrated, government authorities would increase regulation of mobile handsets and base stations as a result of these health concerns. Mobile telephone operators, including us, would be held liable for costs or damages associated with these concerns. Any such regulation or litigation would also have a materially adverse effect on our financial position and results of operations.

The agreement under which we conducted our operations in Vietnam, which was our largest contributor to revenue, expired on May 18, 2005. We hope to replace this agreement with an equity interest in the operating company in Vietnam but there are no assurances that this will materialize or that the terms and conditions will be economically viable for us.

In 1994, Comvik International Vietnam AB (“CIV”), in which we have an 80% interest, Kinnevik, and Vietnam Mobile Services Co. (“VMS”), a Vietnamese government-owned company, entered into a Business Cooperation Contract (“BCC”) to operate a nationwide mobile GSM system in Vietnam known as Mobifone. The BCC provided for, among other things, 50:50 revenue sharing between CIV and VMS.

Our operation in Vietnam, CIV, which derived all of its revenue from the BCC, was our largest contributor to revenue. The BCC had a 10-year term from May 19, 1995 which expired on May 18, 2005. Upon final closure of the BCC, legal title to all equipment of the Vietnam operation contributed by us will be transferred to VMS at a price of $1.

At the present time an extension of the BCC in form it was in before it expired is not acceptable to the Vietnamese government. The Vietnamese government, in connection with steps by Vietnam to become a member of the World Trade Organization, is under pressure to rapidly take steps to liberalize its economy. The Vietnamese government has announced its intention to initiate an equitization of VMS, our former partner under the BCC. Once VMS is equitized, the Vietnamese government may open the equity to new investors including foreign strategic investors. The opening of the telecommunications sector to foreign investors may require changes in the Vietnamese legislation. In two Memoranda of Understanding dated February 4 and November 8, 2004, respectively, VMS and CIV agreed to continue their business relationship in the form of a joint stock company (“JSC”). Furthermore, in December 2004, the European Community and the government of the Socialist Republic of Vietnam entered into a market access agreement whereby European Union investors in the telecommunications sector operating under a BCC arrangement would, subject to agreement between the parties, be allowed to renew or convert such arrangement into another legal form with conditions no less favourable than those under the BCC.

CIV and VMS/VNPT (the Vietnam Posts and Telecommunications Corporation) are in the process of negotiating an agreement that would allow CIV to become a shareholder of VMS once it is equitized. Although we believe that we may be able to extend our relationship with VMS in 2006 under the legal form of a JSC, we have received no assurance from the Vietnamese government as to when or whether such an agreement will be signed, nor do we know the terms and conditions of the agreement.

Millicom has entered into an agreement to sell Pakcom, its CDMA business in Pakistan, to its local partners. As part of the transaction, the litigation and arbitration between Millicom and the partner will be withdrawn. The change of control of Pakcom is subject to regulatory approval which has not yet been received and there is a risk that approval may not be received. Therefore, there is a risk that the transaction may not close.

On March 20, 2006, Millicom signed an agreement to sell its shareholding in Pakcom, one of Millicom’s operations in Pakistan, to the Arfeen group for a nominal amount. As part of the agreement, Millicom also sold 10% of Paktel, Millicom’s other operation in Pakistan to Millitel Limited, an entity controlled by the Arfeen group.

A disagreement arose during the third quarter of 2005 between Millicom and the local shareholders in Pakistan based on conflicting interpretations of a series of agreements relating to Pakcom and Paktel signed in January and February 2004. Millicom and the local shareholders have been in negotiations since September 2005 regarding a resolution of their disagreement and the sale of Millicom’s entire shareholding in Pakcom to the local shareholders. The disagreement led the local shareholders in December 2005 to bring two lawsuits in the Pakistan courts against Millicom and certain of its affiliates, requiring among other things specific performance of the transfer to them of 30% of Millicom’s shareholding in Paktel and damages in relation to the local shareholders’ investment in Pakcom due to Millicom’s alleged mismanagement of and fraud in relation to Pakcom. To defend themselves, Millicom and certain of its affiliates commenced arbitral proceedings against the local shareholders and certain of their affiliates in February 2006 before the International Court of Arbitration of the International Chamber of Commerce in Paris, France. The negotations continued and resulted in the signature on March 20, 2006 of a series of agreements between Millicom and certain of its affiliates and the local shareholders and certain of their affiliates to the effect that:

•       The local shareholders agreed to acquire all of Millicom’s interest in Pakcom for a symbolic dollar, whereby Millicom agreed to pay off Pakcom’s outstanding external bank loans of approximately

$17 milllion and the local shareholders agreed to assume the balance of the license obligations, including the payment of the license instalment of approximately $14.5 million, plus late interest thereon, due by Pakcom since mid-October 2005.

•       The local shareholders agreed to acquire 10% of Paktel and would obtain no rights other than what Pakistan company law provides for 10% shareholders.

•       The local shareholders and Millicom agreed to terminate and withdraw the lawsuits and arbitration proceeding they have brought against each other and terminate all of the existing agreements ever entered into among them in relation to Paktel and Pakcom, including the January and February 2004 agreements.

The closing of the above transaction is subject to regulatory approval by the Pakistan Telecommunications Authority (PTA) of the change of control in Pakcom. There is no indication as to when the approval will be received. We have been informed that the PTA is seeking additional comfort that the local shareholders will be financially able to assume the payment of the overdue license instalment and of the remaining payments under Pakcom’s license.

If the transaction closes and 10% in Paktel is sold to the Arfeen group, Millicom will retain full management and operational control of Paktel.

General Risks

Our ability to generate cash depends on many factors beyond our control.

Our ability to generate cash is dependent on our future operating and financial performance. This will be affected by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditures or sell assets. This could impact the operating performance of our business.

Our debt may have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

As of December 31, 2005, Millicom’s total consolidated indebtedness was $1,232,623,000. Of this amount, $1,016,242,000 represented the Company’s and Millicom Telecommunications S.A.’s indebtedness and $216,381,000 represented our consolidated share of the indebtedness of our subsidiaries and joint ventures. As of December 31, 2005, $315,359,000 of our indebtedness related to Millicom Telecommunications S.A.’s 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash of principal is required. See “Operating and Financial Review and Prospects—Description of Certain Indebtedness Millicom Telecommunications S.A.’s 5% Mandatory Exchangeable Notes”.

Corporate guarantees, cash deposits and standby letters of credit (issued at our request and guaranteed by us) secured $119,124,000 of the indebtedness of our operations at December 31, 2005. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $445,776,000.

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

If we substantially increase our level of indebtedness, it may have important negative consequences for us. For example, it may:

•       require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•       increase our vulnerability to adverse general economic or industry conditions, the termination of licenses or the loss of significant operations;

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

Our ability to receive funds from, and to exercise management control over, our operations is usually dependent upon the consent of our partners who are not under our control. Disagreements or unfavorable terms in the agreements governing our joint ventures may adversely affect our operations.

We participate in 17 mobile operations in 16 countries. Our participation in each operation differs from market to market and we do not have a controlling interest in some operations. Often our ability to withdraw funds, including dividends, from our participation in, and to exercise management control over our partners therein depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be negatively affected if disagreements develop with our partners.

We rely upon dividends and other payments from our operations to generate the funds necessary to meet the Company’s obligations, including the Company’s debt obligations. The operations are legally distinct from the Company and have no obligation to pay amounts due with respect to the Company’s obligations or to make funds available for such payments. Our operations do not guarantee the Company’s obligations. The ability of our operations to make such payments to the Company will be subject to, among other things, the availability of funds, the agreement of our partners, the terms of each operation’s indebtedness and local law. The majority of our operations have entered into financing facilities, most of which are guaranteed by the Company, many of which restrict and some of which prohibit the payment of dividends by those operations to the Company. Claims of creditors of our operations, including trade creditors, will generally have priority over our claims and the holders of our indebtedness. At December 31, 2005, the consolidated debt and other financing of our operations was $626,410,000 (including trade creditors, non-current and current license payables).

Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

As of April 28, 2006, Kinnevik and subsidiaries, together with the non-independent directors, the Stenbeck estate, and certain Stenbeck Trusts, beneficially owned about 40.34% of the outstanding shares of our common stock. Kinnevik and its affiliates, having a significant ownership in Millicom, have significant influence over our management and affairs. The influence that they have may not always be consistent with your interests.

A substantial number of our directors hold positions with Kinnevik or Tele2 AB, which may present conflicts that may be resolved in a manner unfavorable to us.

Four Millicom board members hold or held executive positions with Kinnevik, our largest shareholder. Cristina Stenbeck, a member of our Board of Directors, is also Vice Chairwoman of the Board of Directors of Kinnevik and subsidiaries. In addition, a number of our directors hold executive positions with or are directors of Tele2 AB, a pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. Tele2 AB is controlled by Kinnevik and certain of its affiliates. These positions may create, or appear to create, potential conflicts of interest when these directors are faced with decisions that may have different implications for us, Kinnevik or Tele2 AB. There is a risk that these conflicts may ultimately be resolved in a manner unfavorable to us. Moreover, a portion of certain of our directors’ and officers’ time is spent on matters relating to Kinnevik and Tele2 AB, and not us. While it is the current consensus and has been the practice to date that we have the initial right to consider any telecommunications opportunity that arises in the emerging non-European markets that we target, there is no contractual arrangement to this effect among us, Kinnevik and Tele2 AB and we may in fact not receive such right of first refusal over any such business opportunity.

Due to the insufficient equity of the parent holding company, there is a risk our shareholders may vote not to continue our business.

Under Luxembourg company law, when the parent holding company has accumulated losses equal to or greater than half of the amount of its issued share capital, a shareholders’ meeting must be convened for the shareholders to determine whether to dissolve the company or to continue the business. Although the audit of our Luxembourg statutory 2005 accounts has not yet been completed, as of December 31, 2005, we may have accumulated losses on a parent company stand-alone basis equal to more than half our subscribed share capital. If this is the case, the shareholders will vote on whether to continue or dissolve our operations at the annual shareholders’ meeting on May 30, 2006. At such shareholders’ meeting a quorum of 50% of the shareholders must be present or represented to consider a resolution to liquidate or continue the company. If there is no quorum at the initial shareholders’ meeting, a second meeting must be convened at which no quorum is required. We consider it remote that the shareholders will vote to dissolve the company in the event accumulated losses do make up half or more than the amount of our issued share capital.

U.S. investors will be subject to special tax rules if we are considered to be a passive foreign investment company.

Special U.S. tax rules apply to U.S. taxpayers who own stock in a “Passive Foreign Investment Company,” or “PFIC”, or in a “Foreign Personal Holding Company,” or “FPHC”. We may be or may become, a PFIC. Our status under the PFIC rules for each year depends upon our income and assets from time to time during that year. Our substantial investments in associated companies’ securities and other “passive assets” result in a risk that we are a PFIC or may become a PFIC in the future. If we are determined to be a PFIC, then shareholders who are U.S. persons under U.S. tax laws will be subject to specific unfavorable tax rules.

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

ITEM 4—INFORMATION ON THE COMPANY

Background

Overview

We are a global mobile telecommunications operator with operations in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

We have interests in 17 mobile systems in 16 countries, focusing on emerging markets in Central America, South America, Africa, South Asia and South East Asia. As of December 31, 2005, the countries where we had mobile operations had a combined population of approximately 390 million. This means that 390 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 8.9 million (7.7 million on attributable basis) as of December 31, 2005.

Our markets are attractive for mobile services due to low fixed and mobile penetration. Usage of mobile services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the high costs of such services and low levels of disposable income. We believe there is a significant opportunity for further growth of mobile services in our markets due to the reduction in the cost of providing mobile services to the consumer, and due to rising disposable personal income levels.

Summary of Highlights and recent developments

In January 2005 Millicom issued an aggregate principal amount of $200 million of 4% Convertible Bonds due 2010 convertible into Ordinary Shares and/or SDRs. The net proceeds of the offering were paid on January 7, 2005 in the amount of $195,875,000.

On April 18, 2005 Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The license is for CDMA services. The payment terms are similar to those agreed in 2004 by Paktel, Millicom’s other venture in Pakistan. Pakcom will pay a license fee of $291 million, of which 50% is payable over the first three years and the remaining 50% over 10 years. Pakcom is still in negotiations with the PTA regarding the allocation of the spectrum. The $14.5 million license fee instalment due October 18, 2005 has not yet been paid by Pakcom. Millicom executed a series of agreements in relation to, among other things, the sale to the local partner of its interest in Pakcom on March 20, 2006. The closing of such sale is pending subject to regulatory approval of the change of control in Pakcom.

On May 25, 2005, the Rafsanjan Industrial Complex Islamic Cooperative Company (RIC) launched its network in Iran. We have a management contract to operate the network for two million prepaid subscribers. The network is owned by RIC under a build, operate and transfer contract between RIC and Telecommunication Company of Iran (“TCI”). Millicom has an option to acquire 47% of the joint stock company expected to be formed between RIC and us and that will operate the network.

On May 26, 2005 Millicom announced the acquisition of additional shares of its subsidiary Telefonica Celullar S.A (“Celtel”) in Honduras from Motorola, Inc., bringing Millicom’s ownership to two thirds of the total outstanding shares in Celtel. Motorola divested  its entire equity stake in Celtel. The remaining Motorola stake in Celtel was acquired by local minority shareholders.

On September 13, 2005, the Group acquired 100% control of the voting shares of Oasis SPRL (“Oasis”), a mobile operation in the Democratic Republic of Congo. Millicom expects to complete the allocation of the purchase price to the assets acquired, liabilities assumed, and contingent liabilities in the second quarter of 2006.

On October 17, 2005 Millicom launched its network in Chad. Services are available in the capital city of N’Djamena and will be rolled out to 6 other major cities.

On November 21, 2005, Millicom reached an agreement with its former partner to cancel a call option on a 30% equity interest in Millicom Ghana Limited.

On January 16, 2006, Millicom delisted its equity shares from the Luxembourg stock exchange.

On January 19, 2006 Millicom announced that its Board had received a high number of unsolicited approaches and that the Board had decided to conduct a review of the strategic options for the Company. It appointed a financial advisor in this respect. The strategic review is ongoing as of April 28, 2006 and may be concluded imminently either by the end of the negotiations or a transaction with a bidder.

On January 23, 2006, Millicom purchased the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania, in which Millicom now has a 100% ownership.

On February 1, 2006, Millicom completed the purchase of the 30% ownership interest of its local partner in Millicom (Sierra Leone) Limited.

On February 27, 2006, Millicom’s subsidiary in Sri Lanka, Celltel, extended the term of its mobile license in Sri Lanka until 2018 at a cost of approximately US$4 million.

On March 14, 2006, Millicom purchased the remaining 25% ownership interest of its local partner in Sentel GSM, its operation in Senegal in which Millicom now has a 100% ownership.

On March 20, 2006, Millicom signed an agreement to sell its shareholding in Pakcom one of Millicom’s two operations in Pakistan, to the Arfeen group for a nominal amount. As part of the agreement, Millicom also agreed to sell 10% of Paktel, Millicom’s other operation in Pakistan to Millitel Limited, an entity controlled by the Arfeen group. The change of control in Pakcom in subject to regulatory approval and, unless such approval is obtained, the overall transaction may not close.

In April 2006, Millicom signed an agreement to purchase the remaining 4% ownership interest in Telecel Paraguay, its operation in Paraguay, in which Millicom now has 100% ownership. The closing of the transaction is subject to local regulatory approval.

Strategy

Our strategy is to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs and better quality network and distribution. We believe that, given the low mobile penetration in our markets, we can continue to achieve significant growth in our subscriber base while continuing to improve our operating margins and cash flows by rolling out our new Tigo brand across most operations and by focusing on the three ‘A’s:

•       Affordability—means having low prices and prepaid payment terms in small denominations so that our services are suitable for the less well off. This is vital in order to increase penetration and increase the rate of Millicom’s subscriber acquisition and minutes of use.

•       Accessibility—means providing easy access to prepaid services, whether by scratchcards or by the new e-PIN, which enables customers to top-up over the air. Millicom has over 170,000 distribution outlets which places it far ahead of all of its competitors in providing greater accessibility to and visibility of its prepaid services.

•       Availability—means having an extensive network with sufficient capacity so that mobile services are available at all times. Millicom has invested substantially in its networks installing GSM and more recently GPRS and EDGE, and taking these networks out into rural as well as the urban areas.

Focusing on growth.   We believe there is a significant opportunity for rapid growth in our markets due to low mobile penetration in economies with high growth potential and substantial pent up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We will also continue to invest in our existing mobile operations, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in our operations through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines and offering group-wide synergy potential.

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

Benefit from migration to the GSM standard.   In 2005, we completed the migration of all of our operations to GSM networks. The equipment costs relating to GSM have decreased significantly over the last few years. GSM has increased our revenues and returns by enabling us to introduce new value-added services and roaming services while lowering our infrastructure and maintenance costs. GSM also offers our customers greater choice of handsets at a lower cost with improved functionality.

Sales, marketing and distribution.   We pursue low-cost, innovative and high-impact approaches to sales, marketing and distribution. In the majority of our markets, we typically are not involved in the distribution of handsets and typically do not provide handset subsidies for our prepaid subscribers. As a result, we have low overall subscriber acquisition costs. In addition, we are focused on strengthening our distribution footprint and expanding our mass market customer reach by distributing prepaid cards through mass market outlets such as local convenience stores, newspaper stands and street vendors. In some of our markets, we are also developing a number of non-traditional distribution channels such as freelance distributors, including students and housewives.

In 2005, we also introduced E-pin, a system that allows making airtime recharges electronically. The main objective is to facilitate a mechanism for Airtime distribution in order to complement the actual channels of distribution for prepaid cards.

The main advantages are that:

•       Airtime can be given at any denomination (starting at very low amounts),

•       It facilitates the distribution through new points of sale, and

•       It is a safe option for distribution as it eliminates the handling of physical inventory (prepaid cards); reduces inventory costs.

We believe that our focus on branded prepaid services and non-traditional distribution channels will enable us to expand our market share and reduce our operating costs. We focus our advertising on cost-effective promotions. Furthermore, we are in the process of rebranding almost all of our products to the new Tigo brand.

Competitive Strengths

We believe that our competitive strengths will enable us to benefit from the increasing demand for the services provided by mobile operators in emerging markets. Our competitive strengths include:

Established prepaid operator.   Our focus on prepaid mobile services for the mass market offers the advantage of lower subscriber acquisition and operating costs, which results in higher margins and a faster average payback time (on average, approximately three months). In addition, prepaid customers offer the advantage of eliminating bad debt, billing and collection costs. The introduction of prepaid mobile services has also opened up the market for mobile services to customers who have previously been denied access to mobile service. Increased demand for prepaid mobile services is also arising from business users and those customers who purchase prepaid credits in order to control their telephone costs, creating a new segment of the market.

Delivering profitable growth.   One of our key strengths is our ability to grow our businesses while enhancing our operating profitability. As the first or second operator in most of the markets in which we have operations, we have typically been able to acquire our licenses at low cost with minimum build-out requirements. We have consistently achieved strong subscriber growth while decreasing subscriber acquisition costs through the creation of well known, perceived price leading brands. Additionally, we have developed an extensive distribution network at low cost that provides our customers with broad service coverage, further leveraging our strong brand names in most of our operations. The use of handset subsidies is not part of our prepaid strategy.

Track record of innovation.   We believe that innovation is another key to our success. In nearly all of our markets, we were the first to launch branded prepaid mobile services, which now predominate in our markets. We have been the first to focus on non-traditional distribution channels to increase our mass market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced our sales and marketing costs. In addition, because we focus on prepaid services and low costs, we believe we are perceived as a price leader.

Low operating costs and high capital efficiencies.   We have established service in markets that we believe offer high potential financial returns and substantial operational leverage. While we have always had a strategy to control costs, we initiated a stricter centralized cost reduction program for all of our operations in 2002 that we continue to apply today. We operate sizeable networks covering areas of the highest population and business activity. Any future build out of our network infrastructure will be demand driven. In addition, our migration to GSM will lower our investment per capacity minute with faster payback. Historically, our operations have generated an operating profit before depreciation and amortization within 12 to 18 months of start up.

Integrated strategy.   We have rigorously pursued the many synergies inherent in our multi country operations and the increasing scale in our existing markets. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies; centralized negotiation of financing and of supply contracts for network and subscriber equipment; and rolling out a single brand, Tigo, to most operations. For example, our operation in Laos has been able to draw on the operational and managerial experiences and resources of our operations in Cambodia, which allows us to operate in Laos with a low cost base.

Diversified operations.   We believe our 17 operations in 16 countries on three continents provide a balance of established cash flow generation and high-growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency. For example, we have continued to grow our total subscriber base and operating profitability over the last years despite increased competition in Pakistan and the expiry of our BCC contract in Vietnam.

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

License Acquisition

As we established an early presence in most of the markets in which we operate, we have been able in most cases to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. In some cases, we operate with prominent local business partners through companies over which we typically exercise management control.

In obtaining our licenses, we generally establish a venture with one or more prominent local business partners to apply for a mobile telephone license. We consider that the selection of the local partner, the technical and financial expertise that we provide to the license application and our successful track record as an international provider of mobile telephone services are the critical factors for a successful license bid. In most cases, the local partner is instrumental in obtaining the license and maintaining contact with the local telecommunications agency, post office, or relevant government department or otherwise plays an important role in ensuring the success of the venture. In some markets, after the award of the license, the local partner continues to take an active interest in the management of the venture.

Licenses are generally sought through a competitive application process in which the license is awarded on the merits of the application. We generally avoid cash auctions for mobile telephone licenses. In some cases, our operations pay royalties on revenue or income to governments, and all of our mobile operations pay interconnection fees to other telecommunications operators during the license period. Although the pursuit of mobile telephone licenses is usually highly competitive, our venture companies have been successful in obtaining licenses in preference to other license applicants whose participants often included major international telecommunications companies.

Management Structure

The Millicom management team is based out of Luxembourg and is led by the Chief Executive Officer, Marc Beuls who has overall responsibility for the business. The Chief Financial Officer, David Sach, looks after the financial, administrative and accounting areas and the Chief Operating Officer, Mikael Grahne, is responsible for managing and coordinating the day-to-day operations.

We operate in five major geographic regions of the world: Central America, South America, Africa, South Asia and South East Asia. We manage these regional operations through five cluster managers, each of whom is responsible for between two to seven countries. Each cluster manager reports directly to Millicom’s Chief Operating Officer. We believe this structure allows us to maintain a high degree of coordination, cooperation and cross sharing of information among the various cluster managers while providing a degree of regional responsibility that ensures quick and effective decision making.

The Industry

Mobile Telephone Industry Overview

Mobile Telephone Technology.   Mobile telephone systems are capable of providing high quality, high capacity voice and data communications to and from vehicle-mounted and hand-held radiotelephones. Mobile telephone systems are capable of handling thousands of calls at any one time and providing service to hundreds of thousands of subscribers in any particular area.

Mobile telephone technology is based upon the division of a given geographical area into a number of cells and the simultaneous use of radio channels in non-contiguous cells within the system. Each cell contains a low power transmitter/receiver at a base station that communicates by radio signal with mobile telephones in that cell. Each cell is connected by fixed-line or microwave to a central switching point or Mobile Switching Center (“switch”) that controls the routing of calls and which, in turn, is connected to the public switched telephone network. It is the switch mobility software that allows mobile telephone users to move freely from cell to cell while continuing their calls through a process called hand-off.

Mobile telephone systems generally offer subscribers the features offered by the most up-to-date fixed-line telephone services. Mobile telephone systems are interconnected with both the fixed-line telephone network and other mobile networks. As a result, subscribers can receive and originate local, long-distance and international calls from their mobile telephones. Mobile telephone system operators therefore require an interconnect arrangement with the local fixed-line telephone companies and/or other mobile network operators, and the terms of such arrangements are material to the economic viability of the system.

A mobile telephone system’s capacity can be increased in various ways. Increasing demand may be satisfied, in the first instance, by adding available channel capacity to cells through the addition of extra transmitters. When all available channels are used, further growth can be accomplished through a process known as cell splitting. Cell splitting entails dividing a single cell into a number of smaller cells, through the construction of additional base stations, thereby allowing for greater channel reuse and hence increasing the number of calls that can be handled in a given area.

The Company uses analog and digital technologies that are widely used throughout the world. GSM is a digital standard for mobile telephone systems that the majority of European Union countries have adopted as a common standard. Commercial launch in several European countries commenced in 1992. GSM offers increased value-added services and enables transmissions to be made in encrypted form so that conversations cannot easily be intercepted. The GSM system allows subscribers to use their mobile telephones in any country where the GSM system has been adopted and where appropriate roaming agreements were implemented, providing increased mobility and flexibility. GSM systems are being used in over 200 countries and territories.

Advanced Mobile Phone System (AMPS) is the analog standard developed for and used in North America. Total Access Communication System (TACS), or Time Division Multiple Access (TDMA), is the system that was the most widely used in North and South America and works by dividing a radio frequency into time slots and then allocating slots to multiple calls. TDMA is one of the world’s most widely deployed digital wireless systems and it provides a common evolutionary path for analog AMPS networks. In the United States, a number of digital standards have been developed and are being deployed in existing AMPS networks. One of them is CDMA or Code Division Multiple Access, which is also popular in South America and in the Asia-Pacific region. An enhanced version of CDMA is the technology used for the third generation mobile systems (3G) called WCDMA and CDMA2000 1X. What all 3G networks have in common is that they support high data bandwidth applications such as full motion video, video conferencing and full Internet access to mobile devices. Universal Mobile Telecommunications System (UMTS) is a type of 3G mobile technology which allows, besides voice and data, the delivery of audio and video to wireless devices anywhere through fixed, wireless and satellite systems.

Competing Technologies.   Some niche technologies are available for certain services. One of these technologies consist of Trunking services that are also deployed using radio communications with a cell technology and allows mobility for the user, but that do not provide full duplex communication among users. The latest limitation makes this service less desirable and low competition is observed. Another technology being deployed is Push to talk or Push over Cellular, that utilizes the mobile telephony network capability of handling data to allow a service similar to Trunking service using more sophisticated mobile handsets. These services are more complementary to mobile services than competitive as are deployed as an additional product within mobile services.

Some other voice technologies are gaining more adherence like VoIP (Voice over Internet Protocol), that allows voice communication sending data packages with voice encapsulated over data networks. These services are increasing their presence to compete with fixed-line services and international calls rather than mobile services.

Operating Characteristics.   The mobile telephone industry is typically characterized by high fixed costs and low variable costs. Until technological limitations on total capacity are approached, additional mobile telephone system capacity can usually be added in increments that closely match demand and at less than the proportionate cost of the initial capacity. The industry has also seen declining equipment prices in real terms. Once revenues exceed fixed costs, incremental revenues are expected to yield a high incremental operating profit, giving mobile telephone system operators an incentive to stimulate and satisfy demand for service in the market. The amount of profit, if any, under such circumstances is dependent on, among other things, prices and variable marketing costs, which, in turn, are affected by the amount and extent of competition. As competition increases in markets, prices have fallen with the result that revenues and operating profits increase at a lower rate than subscriber growth. In addition, as penetration rates increase there is a tendency for a higher proportion of new subscribers to use prepaid cards. Prepaid subscribers tend to have lower usage than credit subscribers, however, the operating margin is generally higher than with credit subscribers as the risk of bad debt is eliminated and there is no subsidizing of handsets.

As these services are using radio spectrum, which are generally monitored and regulated by the country governments, the utilization of frequencies generally requires that appropriate licenses are obtained from pertinent authorities. The granting of licenses may involve significant fees, either paid as a fixed upfront amount or as variable charges.

Development of the Mobile Telephone Industry

Mobile Telephony in Developed Countries.   The first mobile telephone networks were introduced in Scandinavia in the early 1980s and experienced modest growth for the first few years. Over the last 10 years, however, mobile telephony has grown rapidly. All developed countries now have mobile telephone service and levels of penetration increased substantially in these countries. Worldwide subscribers at December 31, 2005 were nearly 2.2 billion according to EMC.

Given the rapid growth of mobile telephone subscribers in developed countries and high levels of penetration, the industry is increasingly introducing new technology that will expand capacity and improve service, including the introduction of digital mobile telephone networks and the ability to access the Internet from handsets. In industrialized nations, mobile operators are in the process of introducing “third generation” mobile technology that will permit always-on faster access to the Internet and voice and data transmissions.

Mobile Telephony in Developing Countries.   While the mobile telephone industry is well-established in the developed world, the mobile telephone industry in the developing world is still in its infancy. Millicom believes that mobile telephony will continue to grow rapidly in developing countries because of the poor quality of the existing fixed-line service, the unsatisfied demand for basic telephone service and the increasing demand from users who want the convenience of mobile telephones. In some countries the mobile telephone network provides significantly improved access to the local and international fixed-line network compared with the existing fixed-line service. In addition, developing countries are expected to benefit both from better technology and lower equipment costs than those at comparable stages of market development in developed countries. Penetration rates (the number of subscribers per 100 people) are substantially lower in developing countries than in developed countries. Consequently, Millicom believes that its markets offer high growth potential.

For developing countries, mobile telephone networks can represent a faster and more cost-effective method of expanding telecommunications infrastructure than traditional fixed-line networks. Fixed-line networks involve extensive outside infrastructure in the form of buried or overhead cable networks, while mobile telephone networks require only minimal construction activities.

Competitive Position in the Market

The following table shows certain estimated information regarding Millicom’s competitive position in each of its markets as at December 31, 2005. This information was compiled based on data provided by EMC, an independent mobile market research firm. Millicom operates in developing economies and markets and believes that the data research available in these countries is not always accurate, consistent or verifiable. Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of Millicom in comparison to its competitors.

	Estimated Range of				Estimated
	Market Share Ranking				Market
	at December 31, 2005(1)				Position at
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%	Less than 10%	December 31, 2005(1)
Central America
El Salvador	—	Millicom America Movil Telefonica	—	Digicel Intelfon	1 of 5
Guatemala	—	America Movil Millicom	Telefonica	—	2 of 3
Honduras	Millicom	America Movil	—	—	1 of 2
South America
Bolivia	—	Millicom Movil de Entel	Nueva Tel	—	2 of 3
Paraguay	—	Millicom Telecom Italia	Vox	America Movil	1 of 4
Africa
Chad	Celtel	Millicom	—	—	2 of 2
DR Congo	Celtel	Vodacom	—	CCT Millicom	4 of 4
Ghana	Investcom	—	Millicom Ghana Telecom	Kasapa	2 of 4
Mauritius	Mauritius Telecom	Millicom	—	—	2 of 2
Senegal	France Telecom	Millicom	—	—	2 of 2
Sierra Leone	Celtel	Comium	Millicom	Africell	3 of 4
Tanzania	—	Vodacom Celtel	Millicom	Zantel	3 of 4
South Asia
Pakistan—Pakcom	Orascom	—	Ufone Warid	Millicom Telenor	6 of 6
Pakistan—Paktel	Orascom	—	Ufone Warid	Millicom Telenor	5 of 6
Sri Lanka	Malaysia Telecom	—	Millicom Sri Lanka Telecom	Hutchison	2 of 4
South East Asia
Cambodia	Millicom	—	Shinawatra Casacom	Camtel	1 of 4
Lao People’s Democratic Republic	Lao Telecom	—	ETL Millicom	LAT	3 of 4

(1)           Based on number of subscribers. Source: EMC, an independent cellular market research firm.

Operations

Description of operations

Descriptions of each of our operations and other related businesses are provided below. The description of our mobile operations has been divided into the following sub-sections:

Central America—Millicom’s mobile operations in Central America, comprising El Salvador, Guatemala and Honduras.

South America—Millicom’s mobile operations in South America, comprising Bolivia and Paraguay.

Africa—Millicom’s mobile operations in Africa, comprising Chad, Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

South Asia—Millicom’s mobile operations in South Asia, comprising Pakistan and Sri Lanka and the management contract in Iran.

South East Asia—Millicom’s mobile operations in South East Asia, comprising Cambodia and Lao People’s Democratic Republic, and the terminated BCC in Vietnam.

The table below sets forth our revenue by geographical segment, in percent of total revenues, for the periods indicated.

	2005	2004	2003
Central America	42%	34%	27%
South America	13%	12%	15%
Africa	19%	16%	13%
South Asia	11%	12%	16%
South East Asia	15%	25%	27%
Other	0%	1%	2%
Total	100%	100%	100%

Subsidiaries and their Market Presence

The following table shows certain information for each of Millicom’s mobile operations as at December 31, 2005.

Market	Company Name	Ownership	Method of Consolidation(1)	Start-Up Date	Estimated Population of Area under License(2)	Mobile Penetration as of December 31, 2005(3)
		(percent)			(millions)	(percent)
Central America
El Salvador	Telemóvil El Salvador SA	100.0%	S	1993	6.7	33.7%
Guatemala	Comunicaciones Celulares SA	55.0%	JV	1990	12.8	32.5%
Honduras	Telefónica Cellular SA	66.7%	JV	1996	7.0	16.2%
South America
Bolivia	Telefonica Celular de Bolivia SA	100.0%	S	1991	8.9	27.6%
Paraguay	Telefonica Celular del Paraguay SA	96.0%	S	1992	6.3	24.2%
Africa
Chad	Millicom Tchad S.A.	87.5%	S	2004	9.8	3.4%
DR of Congo	Oasis S.P.R.L	100.0%	S	2005	60.1	4.7%
Ghana	Millicom (Ghana) Limited	100.0%	S	1992	21.0	12.2%
Mauritius	Emtel Limited	50.0%	JV	1989	1.2	48.9%
Senegal	Sentel GSM, S.A.	75.0%	S	1999	11.1	14.1%
Sierra Leone	Millicom (SL) Limited	100.0%	S	2001	6.0	5.0%
Tanzania	Millicom Tanzania Limited	84.4%	S	1994	36.8	7.9%
South Asia
Pakistan—Pakcom	Pakcom Limited	61.3%	S	1990	—	12.2%
Pakistan—Paktel	Paktel Limited	98.9%	S	1990	162.4	12.2%
Sri Lanka	Celltel Lanka Limited	99.9%	S	1989	20.1	17.0%
South East Asia
Cambodia	Cam GSM Company Limited	58.4%	JV	1997	13.6	8.3%
Lao People’s Democratic Rep	Millicom Lao Co. Ltd.	74.1%	S	2003	6.2	7.7%
Grand Total					390

(1)          JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting which combines our assets, liabilities, income and expenses with our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest. Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence it has over the day-to-day operations.

S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

(2)          Source: U.S. Central Intelligence Agency’s “The World Factbook” for 2005 except population data for Guatemala for which the source is the National Institute of Statistics of Guatemala (INE).

(3)          Based on number of subscribers. Source: EMC, an independent cellular market research firm.

Selected Operating Data

The following table presents, at the dates and for the periods indicated, selected operating data for each of Millicom’s mobile operations.

	As at December 31,
	Total Subscribers			Prepaid Subscribers as Percentage of Total Subscribers
Market	2005	2004	2003	2005	2004	2003
Central America
El Salvador	738.980	534,288	465,150	80%	73%	70%
Guatemala	1,164,050	672,734	596,078	91%	86%	84%
Honduras	834,096	490,014	351,285	92%	87%	83%
Subtotal Central America	2,737,126	1,697,036	1,412,513	88%	82%	79%
South America
Bolivia	645,418	414,088	334,319	96%	95%	93%
Paraguay	692,321	523,309	605,057	86%	85%	89%
Subtotal South America	1,337,739	937,397	939,376	91%	89%	91%
Africa
Chad	91,159	—	—	100%	—	—
DR Congo	60,638	—	—	100%	—	—
Ghana	448,438	277,045	117,816	100%	99%	99%
Mauritius	221,100	167,565	136,620	91%	89%	89%
Senegal	679,914	339,884	206,506	100%	100%	100%
Sierra Leone	29,606	33,409	31,699	100%	100%	100%
Tanzania	475,379	302,712	168,863	100%	100%	100%
Subtotal Africa	2,006,634	1,120,615	661,504	99%	98%	97%
South Asia
Pakistan—Pakcom	421,242	534,734	491,011	97%	96%	97%
Pakistan—Paktel	996,478	481,566	333,169	98%	96%	93%
Sri Lanka	579,430	442,546	368,102	99%	98%	97%
Subtotal South Asia	1,997,150	1,458,846	1,192,282	98%	97%	96%
South East Asia
Cambodia	773,608	609,704	431,911	99%	99%	99%
Lao People’s Democratic Republic	76,728	40,315	17,374	100%	100%	100%
Vietnam	0	1,849,288	1,035,582	0%	73%	73%
Subtotal South East Asia	850,336	2,499,307	1,484,867	99%	80%	81%
Total	8,928,985	7,713,201	5,690,542	94%	87%	87%

CENTRAL AMERICA

Central America consists of Millicom’s cellular operations in El Salvador, Guatemala and Honduras. Millicom Central America’s licenses covered approximately 26.5 million people as of December 31, 2005.

El Salvador

El Salvador’s government system is a democratic republic. Following deterioration in the country’s democratic institutions in the 1970s, a civil war took place between 1980 and 1992 and came to an end as the two opposing sides signed a peace accord. The current president, Elías Antonio Saca González of the right-wing Arena political party, was elected in 2004 for a five-year term. He recently re-affirmed his commitment to a political and economic reform agenda in El Salvador ending on June 1, 2009.

In order to drive economic growth, the government of El Salvador continues to focus on opening new export markets (exports grew by 5.6% in 2004), encouraging foreign investment and maintaining a tax regime that promotes corporate investment. Implementation of the Central America-Dominican Republic Free Trade Agreement, ratified by El Salvador in 2004, is viewed as a key policy to help achieve these objectives. El Salvador became member of the World Trade Organisation in 1995. As the country does not have control over its monetary policies following the adoption of the US Dollar in 2001, the government is committed to maintaining tight fiscal policies. The economy has grown significantly since the early 1990’s but close to 50% of the population remains under the poverty line. El Salvador had a population of about 8.9 million at the end of 2005.

El Salvador’s telecommunications market is among the most liberalized in Central America. In 1996, the government passed a telecommunications law designed to encourage competition in all areas of the sector and permitted foreign investment for the first time. The law controls all activities of the telecommunications sector, with particular emphasis on the regulation of the public telephony service, utilisation of radio spectrum, access to essential resources and numbering plans. Since the sector privatisation in 1998, foreign and local operators have made significant investments in infrastructure improvement. This has resulted in considerable growth of mobile connections, partly as a result of the underdeveloped fixed-line network with waiting time for connections often running into several years. Mobile operators have capitalized on this by offering fast, high quality service with nationwide coverage.

Millicom has a 100.0% equity interest in Telemovil. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

Telemovil launched its operations in 1993 and was the only mobile services provider until 1999, operating an analogue and a digital TDMA network. Since market entry, Telemovil has expanded its coverage of the main cities rapidly and has remained the market leader. The full overlay GSM network was launched in August 2004. Services offered also include broadband internet, fixed wireless telephony and public telephony.

Currently there are five mobile services providers in the country. Telefonica and Telecom (at the time owned by France Telecom) entered the market as the second and third operator respectively, in 1999. In 2001, Digicel (privately owned) entered the market with a GSM network as the fourth operator. In 2003, America Movil acquired France Telecom’s interest in Telecom, and increased its market share mainly as a result of strong GSM handset subsidies and heavy advertisement. In October 2005, Intelfon (privately owned) entered the market as the fifth operator, offering services based on the iDen push-to-talk technology. Intelfon has a negligible market share.

Telemovil’s strategy is based on offering a combination of market leading network coverage, high-quality services and low prices. Leveraging Telemovil’s distribution capabilities through ePIN and other electronic means further enhances this strategy. Telemovil also aims to expand its value-added services and further strengthen its market leading customer services operations.

Telemovil was initially awarded a 15 year mobile license in September 1991 which was subsequently extended up to 2018.

The GSM network comprises 221 base stations with a maximum capacity of handling 469,000 concurrent subscribers. The network covers 84% of the total population. The network is GPRS/EDGE enabled.

Guatemala

Guatemala’s government system is a constitutional democratic republic. In 1996, peace accords were signed which brought an end to 36-year of civil war. Although Guatemala has completed a successful transition from military to civilian government, the military retains considerable political power. The president, Oscar Berger of the centre-right Gran Alianza Nacional political party, who came to power in January 2004, has managed to impose fiscal discipline and to advance important legislative reforms. His pro-business economic programme encourages investor confidence, although the lack of a working majority in the legislature and tight public finances represent potential challenges.

Guatemala is the largest and most populous of the Central American countries with a population of about 12.8 million at the end of 2005. Its economic growth continued to increase in recent years (estimated real GDP growth of 3.1% in 2005). The distribution of income remain very unequal, with half the population living under the poverty line, of which 15% live in extreme poverty. Agriculture accounts for approximately 25% of GDP, 66% of exports and 50% of the labour force. The end of the civil war removed a major obstacle to foreign investment. Overall economic outlook is positive given the government’s anti-corruption and pro-business stance, which underpins investor confidence, and rising inflows of foreign direct investment. The extension of the EU’s generalised system of preferences, under which Guatemalan exports enjoy preferential access to EU markets, will also have a positive impact on the economy going forward. Guatemala joined the GATT in 1991 and became member of the World Trade Organisation in 1995.

Between 1996 and 1998, Guatemala implemented an ambitious liberalisation and privatisation programme. The General Telecommunications Law was passed in 1996 and opened the sector to competition with immediate effect, including the removal of all regulatory restrictions on prices and quality of service, and also prepared the ground for privatisation of the incumbent operator Guatel, now named Telgua, which took place in 1998. The law also created a regulatory authority, the Superintendencia de Telecomunicaciones (SIT), which is primarily responsible for the allocation of radio spectrum, resolving access disputes and administering the national numbering plan.

Millicom has a 55.0% equity interest in Comcel Guatemala (Comcel). The remaining 45.0% of the company is owned by Miffin Associates Corp. (privately owned) owning 35.0% and Arkade International Inc. (privately owned) owning 10.0%. The shareholders in Comcel jointly control the company. Millicom accounts for this operation as a joint venture, i.e. using the proportionate accounting method.

Comcel was the first mobile operator in Guatemala when it launched commercial operations in 1990. The company enjoyed a monopoly position until 1999 when Telefonica and Telgua (owned by America Movil) entered the market as the second and third operators. In 2001, BellSouth entered the market as the fourth operator but Telefonica acquired BellSouth’s operations in 2004. America Movil offers an integrated telecommunications solution, from fixed and mobile telephony to Cable TV and internet services. Telefonica is currently attempting to improve its pre-paid brand with airtime promotions and is highly competitive in the corporate fixed-line market segment. During 2003, another two mobile licenses were granted, although no commercial services have been launched.

Comcel is currently operating a GSM/GPRS/EDGE network and a TDMA network. The GSM/GPRS/EDGE network was launched in August 2004. Comcel also provides international long-distance services, internet services and local telephony services.

In January 1990, Comcel was awarded its initial 20-year license to operate a nationwide 800MHz network in Guatemala. In March 2003, the company was awarded a revised license to operate 10MHz of frequency for a period of 15 years until 2018. In August 1998, as validated in October 2001, the license to operate another 4MHz spectrum was awarded for the period until 2013. The license can then be extended for a further 15-year period.

The GSM network comprises 546 base stations with a maximum capacity of handling 951,000 concurrent subscribers. The network covers 71% of the total population. The network is GPRS/EDGE enabled.

Honduras

Honduras’ government system is a democratic constitutional republic. Since the regional peace process that took place in the late 1980s, democracy in Honduras has been strengthened. Jose Manuel Zelaya Rosales of the Partido Liberal party was re-elected President in January 2006. The new government will take office in January 2006 and is expected to maintain the prudent, broadly market-oriented policies of the previous leadership.

Although GDP per capita in Honduras is one of the lowest in Latin America, it has increased since the 1990s and overall economic growth (as measured by real GDP) is higher than in many other countries in the region (estimated at 4.0% in 2004). Honduras continues to focus on pursuing the economic and reform programme agreed with the International Monetary Fund (IMF) under the poverty reduction and growth facility since February 2004 two-thirds of Hondurans continue to live in poverty. As the country has met most of its macroeconomic targets, it has achieved debt relief under the IMF-World Bank’s heavily indebted poor countries initiative. The US has become Honduras’ largest trading partner (over 54% of exports in 2005) with the country becoming a member of the US-Central America Free Trade Agreement in May 2004. Sugar, coffee, textiles, clothing and wood products are the key industries in the country. Honduras had a population of about 7 million in 2005.

The Comisión Nacional de Telecomunicaciones (Conatel) was created in October 1995 as the national regulatory authority and reports directly to the Ministry of Telecommunications. It operates a licensing system for all telecommunication services in Honduras and is in charge of promoting the modernization and development of the sector by encouraging private investment, free competition and improved quality of service. Although Empresa Hondurena de Telecomunicaciones (Hondutel), the state-owned national incumbent operator, has monopoly over local and long-distance telephony services, the government has opened value-added services and mobile telephony to competition. Both mobile operators (Millicom’s Celtel, the market leader, and Megatel) have the right to carry international traffic for their own customer base. Full liberalisation was scheduled for the end of 2005 with the approval of the Congress of a new General Telecommunications Law.

Millicom has a 66.67% equity interest in Celtel. The remaining 33.33% of Celtel is owned by Proempres Panama S.A. which is privately owned. Millicom and Proempres entered into a revised shareholder agreement following the buy-out of a third shareholder, Motorola, in 2005, under which the two companies exercise joint control of Celtel. Millicom accounts for this operation as a joint venture, i.e., using the proportionate accounting method.

Celtel launched commercial operations in 1996 as the first mobile operator in Honduras and today operates a GSM, AMPS and CDMA network. Until late 2003, Celtel enjoyed a monopoly status in the mobile market, when Megatel (owned by local Honduras investors) entered the market with a GSM network as the second operator. Megatel was acquired by America Movil in 2004. A third mobile license has been issued in Honduras to Hondutel, but no operations have been launched to date.

In June 1996, Celtel was awarded a 10-year license to operate a nationwide mobile network at a cost of US$5.1 million. In March 2005, the license was transformed into a 25-year license with an expiry date of June 2021 at a cost of US$4.8 million.

The GSM network comprises 227 base stations with a maximum capacity of handling 863,000 concurrent subscribers. The network covers 57.2% of the total population. The network is GPRS/EDGE enabled.

SOUTH AMERICA

Millicom’s cellular operations in South America are located in Bolivia and Paraguay. Our South American licenses covered approximately 15.2 million people as of December 31, 2005.

Bolivia

Bolivia’s Government System is a Unitary Democratic Republic. Since the beginning of the 1990s, the Government has pursued an economic and social reform agenda. The most significant change undertaken was a Privatisation Programme under which private investors acquired 50% ownership and management control of state-owned companies such as the state oil, telecommunications and electricity companies. A representative of the left, Evo Morales, was elected president of Bolivia on December 18 2005. Although he has stated that the tax system for foreign oil and gas investors will be reviewed, he has also expressed his intention to protect foreign investment in the country.

Although Bolivia has one of the lowest GDPs per capita in Latin America, the economic reforms of the 1990s resulted in an average real GDP growth rate of approximately 4% p.a. However, given some global economic slowdown and domestic unrest growth slowed down somewhat from 1999. About 50% of Bolivians lived below the poverty line in 2005, with about 15% in extreme poverty. Bolivia is a beneficiary of the World Bank and the IMF’s initiative for heavily indebted poor countries and continues to enjoy the support of international financial institutions and donors. By helping to finance the fiscal deficit, these funds should allow the government to maintain capital spending, largely on public infrastructure projects, which are expected to help improve long-term growth prospects. Oil and gas, mining, smelting, food and beverages, tobacco and clothing are the most important industries in Bolivia. The country became member of the World Trade Organisation in 1995 and is negotiating its membership of Mercosur (the Southern Common Market with Argentina, Brazil, Paraguay and Uruguay). Bolivia had a population of about 8.9 million at the end of 2005.

The Superintendence of Telecommunications (Sittel) is part of the Sirese system, an autonomous government agency responsible for regulating the five basic utility sectors: telecommunications, electricity, transport, oil and gas and water. Sittel is responsible for implementing the 1995 Telecommunications Law and other decrees and regulations and carries out the basic regulatory functions, including the granting of licenses and concessions, the setting of some rates and the supervision of monopolistic practices in the telecommunications sector. All services within the Bolivian telecommunications market have been opened up to competition following the market liberalisation in 2001.

Millicom has a 100.0% equity interest in Telecel. In addition to offering mobile services on a nationwide basis, Telecel has also offers limited long-distance fixed-line telecommunication services since December 2001. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

Telecel launched commercial operations in 1991 through an offering of analogue mobile services in Bolivia’s three main cities of La Paz, Santa Cruz and Cochabamba. In 1997, the network was extended to the rest of the country. At the same time, the government of Bolivia privatised the national incumbent fixed-line operator, Entel, by selling a 50.9% stake to Telecom Italia and allowing it to launch a mobile network. This was also the time when a Calling Party Pays system was introduced in Bolivia. Building on its strong market position, Telecel introduced the first pre-paid mobile offering at the end of 1996 and launched digital services through its TDMA network in 1997. Millicom rolled out GSM networks in its other Latin American markets in 2004, and as Telecel represented Millicom’s smallest market in the region, and still showed growth in TDMA subscribers, it was decided that Millicom would assess the results of the GSM roll-out in the other Latin American countries before launching such services in Bolivia. Telecel started offering nationwide GSM services in December 2005. As such, it was the last remaining operation in the Millicom group to adopt this technology platform.

From 1991 to 1996, Telecel was the only mobile operator in Bolivia. However, Móvil de Entel (the mobile subsidiary of the incumbent operator Entel) launched its mobile services in 1996 following changes in concession agreements, and in 2001 NuevaTel (a joint venture between Alltel of the US, with a 72% stake, and Cooperativa de Telecomunicaciones Cochabamba, one of Bolivia’s largest telecommunication co-operatives, with a 28% shareholding) entered the market with a GSM network. By 2002, Móvil de Entel also started offering heavily subsidised GSM services. Consequently, Móvil de Entel became the leading operator in terms of subscriber numbers with Telecel retaining a clear number two market position despite its lack of a GSM offering until December 2005.

Telecel’s new GSM services use the TIGO brand to clearly distinguish it from the company’s TDMA and small-scale analogue offerings.

In September 1990, and subsequently modified in 1995, Telecel was awarded a 20 year license to operate a mobile network in Bolivia’s three main cities (La Paz, Santa Cruz and Cochabamba). In May 1997, the company’s license was extended to cover the rest of the country for a period of 20 years. In December 2002, Telecel was also awarded a 40-year license to provide fixed-line long-distance telecommunication services in Bolivia. This license is mainly used to carry Telecel’s mobile traffic.

The recently launched GSM network comprises 149 base stations with a maximum capacity of handling 133,000 concurrent subscribers. The network covers 26.3% of the total population. The network is GPRS/EDGE enabled.

Paraguay

Paraguay’s Government System is a Constitutional Republic. The 35-year military dictatorship of Alfredo Stroessner was overthrown in 1989, and despite a marked increase in political infighting in recent years, relatively free and regular presidential elections have been held since then. President Nicanor Duarte Frutos of the ruling Partido Colorado political party has overseen a period of economic recovery and has brought greater stability to the public finances since taking office in 2003. The next municipal and presidential elections are due to take place in 2006 and 2008, respectively.

Paraguay has a market economy characterised by a large informal sector. The informal sector features both re-export of imported consumer goods to neighbouring countries as well as the activities of thousands of micro-enterprises and urban street vendors. A large proportion of the population derives their living from agricultural activity, often on a subsistence basis. In the late 1990s, about 33% of the population lived in extreme poverty and about 37% lived in poverty, making it one of the poorest countries in South America. During the 1990s, the average annual growth rate in GDP per capita was negative with growth of only 0.5% between 1990 and 1995, 2003 per capita GDP was about the same as in 1976. The GDP real growth rate is estimated to have been 3.4% in 2005. Although Paraguay’s per capita income remains very low compared to most Latin American countries, the economy has regained growth momentum since 2003. Following an improvement in fiscal management and the adoption of public banking reform, the country is expected to benefit from a new IMF stand-by arrangement that will run until 2008. It is anticipated that this will increase confidence in the government’s economic management and provide more time for structural reforms to be implemented, while gaining support from more international financial institutions. Paraguay had a population of about 6.3 million in 2005.

The Telecommunications Law of 1995 was aimed at liberalising the sector through the creation of the Comisión Nacional de Telecomunicaciones (Conatel), the regulatory authority. Although the law succeeded in opening up the mobile and value-added sectors, including the internet service provider market, state-owned Copaco has retained its monopoly position in the fixed-line market. Conatel has announced that new operators would be allowed to enter the local and long-distance telecommunications markets from December 2004, but no new fixed-line licenses have been issued to date.

As at December 31, 2005 Millicom had a 96.0% equity interest in Telecel Paraguay. The remaining 4.0% of the company is owned by a local partner Mr. Angel Auad, a well known businessman in the Paraguayan construction industry. On April 4, 2006, an agreement was signed with Mr. Auad for Millicom to purchase his equity ownership. The closing of the transaction is subject to regulatory approval. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

Telecel entered the market in 1992 as the first mobile operator in the country and currently operates a GSM network and a digital TDMA network (as well as a small residual analogue network). Telecel currently owns four operating licenses (800MHz and 1900MHz, as well as licenses for WLL and internet services). Telecel introduced pre-paid services in 1997 which lead to a strong increase in penetration.

Until 1998, Telecel enjoyed a monopoly position in the mobile market, when Personal (owned by Telecom Italia) entered the market as the second operator. Personal currently has the largest network coverage in the country. In 1999, Vox (a joint venture between KDDI Corporation from Japan and Mr. Toyotosi, a local businessman) entered the market with a GSM network as the third operator. Vox currently features coverage of the capital city only, competitive airtime prices and some handset subsidies. In 2001, Porthable (owned by Hutchison Whampoa) entered the market as the fourth operator with coverage in the capital city and main cities in the interior of the country. In 2005, America Movil acquired the company (currently called CTI). The new CTI positioning features higher tariffs combined with low handset prices, and further network coverage is currently being established. In 1991, Telecel was awarded a 10-year license for an 800MHz network. In October 2001, the license was renewed until October 2006 and is renewable for successive five-year periods. In 1997, Telecel was awarded a 1900MHz PCS license which was renewed in 2002, expires in November 2007, and is renewable for successive five-year periods. The WLL and the internet service licenses were awarded in 1999, renewed in 2005/2004 and will expire in 2010 and 2009, respectively.

Renewal fees are based on the amount to be invested during the respective next five-year license period (3.5% to 5% of the planned investment amount). The regulator is in the process of considering a different renewal fee structure.

Telecel GSM network comprises 187 base stations with a maximum capacity of handling 360,000 concurrent subscribers. The network covers about 76% of the total population. The network is GPRS/EDGE enabled.

AFRICA

Million’s Africa cluster consists of Millicom’s cellular operations in Chad, Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania. Our African licenses covered approximately 146 million people as of December 31, 2005.

Chad

Chad’s government system is a unitary republic based on the amended constitution of June 2005. The country endured three decades of civil war as well as an invasion by Libya before peace was restored in 1990 and the government eventually suppressed or came to terms with most political-military groups, settled a territorial dispute with Libya on terms favourable to Chad, and held democratic elections. Having successfully held a referendum in June 2005 to legitimise amendments to the constitution, the president, Idriss Déby, is expected to seek a third term in office in the 2006 elections. In April 2006 an attempted coup against Mr. Deby’s government was defeated. The coup attempt was initiated by rebels of the United Front for change apparently with the support of the government of neighbouring Sudan.

Chad’s primarily agricultural economy continues to be supported by major oil and gas projects that began in 2000. Over 80% of the country’s population relies on subsistence farming and livestock for its livelihood. Although cotton, cattle and rubber are important industries in Chad, around 97% of the country’s exports are derived from the oil and gas industry. Oil production started in 2003, and a consortium led by ExxonMobil has already invested significant amounts to develop reserves in southern Chad. Following the resumption of IMF assistance in early 2005, a new poverty reduction and strategy paper has began to broadly shape future economic policy. Although poverty remains a key issue in Chad with approximately 80% of the population living below the poverty line, economic growth has been very strong in recent years, with real GDP growth peaking at 29.7% in 2004. Chad became member of the World Trade Organisation in 1996. Chad had a population of about 9.8 million in 2005 and has hundreds of thousands of refugees from Sudan and Centratrigue on its soil.

The Ministère des Postes et Télécommunications was responsible for regulation of the sector until the Telecommunications Act was passed in 1998. The enactment of the law paved the way for the creation of a new regulatory authority, the Office Tchadien de Régulation des Télécommunications (OTRT), in 2000. In the same year, the Société des Télécommunications du Tchad (Sotel Tchad) was established to operate basic fixed-line telephony services in the country during a five-year exclusivity period. The government is planning to privatise Sotel Tchad in the near term.

Millicom has an 87.5% equity interest in Millicom Tchad. The remaining 12.5% of the company is owned by a local business man, Mr. David Abtour. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

Millicom Tchad launched commercial operations in the capital city, N’Djamena, in October 2005, only nine months after the arrival of the local management team. The company offers TIGO-branded pre-paid services over its GSM network and, from launch, services included GPRS, EDGE, MMS and ePIN (electronic top-up). It also has an international gateway.

Celtel Tchad, in which Kuwait-based MTC is the 80% majority shareholder, is the only other mobile operator in Chad.

In November 2004, Millicom Tchad was awarded a 10-year license to operate a nationwide GSM network in Chad and in July 2005 the company’s license was amended to allow for international gateway operations.

The GSM network comprises 11 base stations with a maximum capacity of handling 150,000 concurrent subscribers. The network covers 12% of the total population.

Democratic Republic of Congo (DRC)

DRC’s government system is a unitary republic. Following the withdrawal of Rwandan forces from eastern DRC in 2002, the Pretoria Accord was signed by all relevant parties to end the four years of regional war involving Angola, Chad, Namibia, Sudan and Zimbabwe supporting the Congolese regime being challenged by Rwanda and Uganda, and establish a government of national unity. A transitional government was set up in July 2003 with Joseph Kabila as president and head of government. He was joined by four vice-presidents representing the former government, former rebel groups and the political opposition. New elections had been due by June 2005 after a transition period of two years, but are now to take place during the first half of 2006. The international community is maintaining pressure on the various parties to adhere to this transition timetable.

Economic growth (as measured by real GDP) in DRC has remained above 5.5% p.a. since 2002, largely driven by the country’s main industries such as mining (49% of exports in 2000), mineral processing and textiles. The government has tightened its economic policy in a bid to achieve a successful conclusion of the fifth review of its performance under the IMF’s three-year poverty reduction and growth facility which expired in October 2005. The IMF and the World Bank are expected to remain closely engaged with the government and to proceed towards negotiations for a new three-year poverty reduction and growth facility. The economic environment in DRC favours growth as the authorities have retained their overall commitment to macroeconomic stabilisation which continues to be supported by donor assistance. Furthermore, corporate taxes and investment laws are being revised to liberalise the business environment and attract foreign direct investment in DRC. An increasing number of foreign investors are entering the country. Nevertheless, the country suffers from severe lack of infrastructure and from continued instability and attacks by rebels in the eastern parts of the country (Ituri region). DRC became member of the World Trade Organisation in 1997. DRC had a population of estimated at about 60.1 million in early 2006.

DRC’s national telecommunications operator, the Office Congolais des Postes et des Télécommunications (OCPT), was converted from a government department to a corporation in 1968. It operates an outdated, poorly managed analogue fixed-line network of approximately 10,000 lines which is mainly concentrated in the capital city of Kinshasa. The ARPTC (Autorite de Regulation de la Poste et des Telecommunications du Congo) is responsible for regulating the telecommunications sector. Legislation has been prepared but not yet implemented which will formally end the OCPT’s monopoly and pave the way for market liberalisation. The government has no developed telecommunications policy, and consequently no strategy for rural telecommunications development. As the DRC lacks the funds to invest in a modern fixed-line infrastructure, the country’s mobile sector has boomed in recent years.

Millicom has a 100.0% equity interest in Oasis and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

Oasis launched commercial operations in January 2001 as the second GSM mobile operator in DRC. Although Oasis had built a market share of around 33% by the end of 2002, the entry of two new competitors during 2002 and lack of capital investment resulted in a significant decline in Oasis’ market position. Millicom acquired Oasis from Orascom Telecom in September 2005 for a total consideration of US$35 million and is in the process of fully rebuilding the company’s network coverage, product and service offering, marketing strategy and distribution network. On completion of this turnaround, planned during 2006, the operation will be re-launched using the TIGO brand. Oasis also has an international gateway operation.

In 2001 three operators (Starcel, Comcel and Afritel) offered limited analogue and CDMA mobile services in DRC when Oasis entered the market with its GSM offering. These operators had ceased to exist by the end of 2003. Initially Celtel Congo, owned by Kuwait-based MTC, was the only other GSM operator in the market, becoming the leading provider of mobile services in DRC with coverage in almost 100 cities and towns. In October 2001, Congolese Wireless Networks (CWN) entered into a joint venture with South African mobile operator Vodacom, creating a new operator called Vodacom Congo. This company launched GSM services in DRC in April 2002 and has extended its coverage to a large number of cities and towns across the country. The fourth operator, CCT, jointly owned by the governments of ZTE (51%) and the government of DRC (49%), launched its GSM network in January 2002. After several years of underinvestment in its network, distribution channels, product and service offering and lack of marketing, Oasis’ market position had declined to a number four position in terms of subscribers. However, with the new investment programme launched by Millicom following the acquisition of Oasis, the company is expected to gain market share going forward.

Millicom’s strategy for Oasis is to re-launch the operation by offering a combination of optimal coverage and quality of mobile voice services, innovative products and services, a direct distribution network and a new pricing strategy. TIGO will become the new customer brand from the time of the re-launch scheduled for the third quarter of 2006.

In November 1997 Oasis was awarded a 20-year license to operate a fixed-line network in DRC and an amendment was signed in October 1999 which allows the company to construct a nationwide GSM network.

The GSM network comprises 62 base stations with a maximum capacity of handling 100,000 concurrent subscribers. The network covers 16.7% of the total population.

Ghana

Rich in natural resources, Ghana has around double the per capita output of the poorer countries in West Africa. Close to 80% of Ghanians live under the poverty line, with more than 40% living in extreme poverty. The country’s key industries include mining, lumbering, light manufacturing, aluminium smelting and food processing. Gold, timber and cocoa production are major sources of foreign exchange. Ghana remains dependent on international financial and technical assistance. The country opted for debt relief under the IMF-World Bank’s heavily indebted poor countries programme in 2002 and in July 2004 it satisfied the programme’s conditions and the election was taken to give Ghana debt relief of approximately US$3.5 billion on debt it owed to international institutions resulting in debt service savings of approximately US$100 million per annum for the following 20 years. Policy priorities include tighter monetary and fiscal policies, accelerated privatisation and improvement of social services. The country has experienced an average of 4% growth during the 1990s and strong economic growth (as measured by real GDP) in recent years and although inflation was high until the late 1990s it has declined to 15.0% (estimated) in 2005 as a consequence of the financial assistance of the IMF and the World Bank and tighter budget and monetary policies. Ghana had a population of about 21 million in 2005.

Ghana has been at the forefront of liberalising its telecommunications sector. In the early 1990s, the government recognised that the industry was underdeveloped but had the potential to stimulate wider growth in the economy. It consequently implemented the Telecom Sector Reform Policy in 1996, which introduced liberalisation and competition to accelerate infrastructure improvement and expansion. The National Communications Authority (NCA), Ghana’s telecommunications regulator, was established in the same year. Ghana Telecom, the state-owned operator of fixed-line services, has been managed by Telenor of Norway since 2003.

In addition to Millicom’s operation, three other companies offer mobile services in the country: Kasapa, Scancom and Ghana Telecom. After nearly a decade of slow growth, the mobile market started seeing considerable growth from 2001 with the number of mobile subscribers having grown by approximately 91% p.a. over recent years as a result of several favourable factors, including the development of a regulatory framework, increasing competition and the improving macroeconomic environment. However, despite recent rapid growth in the mobile sector, penetration is still low compared to other emerging markets and the number of mobile subscribers is expected to continue to grow going forward.

Millicom has a 100.0% equity interest in Millicom (Ghana) Limited (“Mobitel Ghana”) and accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

Mobitel Ghana entered the market in 1992 as the first mobile operator in the country. The company initially operated an analog cellular (ETACS) network and currently operates a GSM network. In addition to its mobile license, Mobitel Ghana also has a local fixed wireless service license in Ghana. Although Mobitel Ghana applied for a GSM license in 2000, it was not allowed to launch GSM services for approximately two years. Following the launch of Mobitel Ghana’s GSM offering in 2002, growth in its subscriber base has gained significant momentum.

Until 1995, Mobitel Ghana enjoyed a monopoly position in the mobile market, when Kasapa (owned by Hutchison Telecom) entered as the second operator with an AMPS network. Its market share remained low for a long period and the company recently launched a CDMA network with limited coverage.

In 1996, Scancom (owned by Investcom) entered the market as the third operator with the launch of a GSM network. Mobitel Ghana experienced erosion in its market share mainly due to the fact that it was not in a position to offer GSM services until 2002. This lead to Mobitel Ghana’s loss of its number one market position to Scancom. Scancom currently has the largest network coverage in Ghana and offers a range of value-added services including EDGE.

In 2000, government-owned Ghana Telecom entered the market as the fourth operator with the launch of a GSM network under the One Touch brand. In the same year, Mobitel Ghana applied for its GSM licence, but was not allowed to launch commercial operations until June 2002. An aggressive strategy based on low pre-paid tariffs saw Mobitel Ghana reclaiming the number two market position.

In December 2004, the government awarded GSM licenses to all four mobile operators in Ghana. Before this date, the operations were run based on a permission to use an allocated frequency. Mobitel Ghana’s license is valid for 15 years from December 2004 and is technology neutral, authorising it to provide mobile and local fixed wireless services. The license cost was $22.5 million and is payable over five years. In June 2005, Mobitel Ghana was also granted a 10-year international gateway license.

The GSM network comprises 153 base stations with a maximum capacity of handling 700,000 concurrent subscribers. The network covers 35% of the total population. GPRS services are planned for launch in the second quarter of 2006, and Mobitel Ghana expects to roll out EDGE services in July 2006.

Mauritius

Mauritius’ government system is a parliamentary democracy. After almost five centuries under Dutch, French and British control, the country gained its independence in 1968. A stable democracy with regular free elections, Mauritius has attracted considerable foreign investment and has earned one of Africa’s highest per capita incomes. Sir Anerood Jugnauth has been president since 2003, and Navinchandra Ramgoolam of the Labour Party was elected prime minister in the July 2005 elections.

Since 1968 Mauritius has developed from a low-income, agriculturally based economy to a middle-income diversified economy with growing industrial, financial and tourist sectors. For most of the period, economic growth (as measured by real GDP) has been between 5% and 6% p.a. which has resulted in more equitable income distribution, increased life expectancy and significantly improved infrastructure. Less than 10% of the Mauritius population lived under the poverty line in 2005. Sugarcane is grown on approximately 90% of the cultivated land area and accounts for 25% of export earnings. The government’s development strategy centres on foreign investment, expanding local financial institutions and expanding the domestic telecommunications industry. Mauritius, with its strong textile sector, remains well positioned to take advantage of the Africa Growth and Opportunity Act. Mauritius had a population of about 1.2 million in 2005.

The Information and Communication Technology Authority (ICTA) is the country’s telecommunications regulator. Mauritius has the highest fixed-line penetration rate and the highest number of mobile subscribers in sub-Saharan Africa. The domestic telecommunications market is dominated by the monopoly of Mauritius Telecom and, although the government has made a commitment to the World Trade Organisation to achieve full liberalisation of the sector, it will be introduced gradually in order to ensure that competition does not inhibit the successful privatisation of the incumbent operator. Moreover, the government intends to introduce competition based on services rather than infrastructure, leaving Mauritius Telecom with control over the fixed-line infrastructure.

Millicom has a 50.0% equity interest in Emtel. The remaining 50.0% of the company is owned by a local partner, Currimjee Jeewanjee & Co. Ltd, a subsidiary of one of the leading diversified groups in Mauritius. The two shareholders in Emtel jointly control the company. Millicom accounts for this operation as a joint venture, i.e. using the proportionate accounting method.

Emtel entered the market in 1989 as the first mobile operator in the country. Until 1996 Emtel enjoyed a monopoly position, when Cellplus (owned by incumbent Mauritius Telecom) entered the market as the second operator with the launch of a GSM network. As Emtel launched its GSM service offering in 1999, three years after its competitor, Emtel experienced significant market share declines at the end of the 1990s. However, Emtel is now well positioned to regain market share and drive subscriber growth going forward. Emtel launched 3G services in Mauritius in November 2004, making it the first mobile operator to offer such services in Africa. A third mobile operator is expected to enter the market in 2006 using CDMA technology.

Emtel currently operates a GSM network and a UMTS/3G network. Emtel owns licenses for mobile services, international long-distance and internet services.

Emtel was awarded a 10-year license in 1989, including a seven year exclusivity period. Emtel’s license was modified in November 2000 and is valid for a period of 15 years. Furthermore, Emtel obtained additional spectrum for UMTS/3G services in November 2004, an international long-distance license in December 2003 (valid until 2017) and an internet service license in May 2004 (valid until 2019).

The GSM network comprises 114 base stations with a maximum capacity of handling 225,000 concurrent subscribers. The network covers 98% of the total population. The network is GPRS/UMTS enabled.

A condition of the 3G licence is that Emtel has to migrate its subscribers to the 3G network within five years. The regulator is in discussions with the ministry to possibly waive this requirement or to extend the duration of the migration period.

Senegal

Senegal’s government system is a unitary republic under multiparty democratic rule, having gained its independence in 1960. The political environment in the country passed a key milestone when the opposition socialist party led by Abdoulaye Wade came to power in the 2000 presidential elections and considerable democratic consolidation continues.

In 1994 Senegal undertook an economic reform programme with the support of the international donor community, beginning with a 50% devaluation of Senegal’s currency, which was linked at a fixed rate to the French Franc and government price controls and subsidies that have been steadily dismantled. As a result of the reform programme real GDP growth recovered to 5.8% (estimated) in 2005 and inflation was only 1.6% (estimated). The government continues to support the New Partnership for Africa’s Development which, with the backing of the G8, aims to increase donor support and inflows of foreign direct investment to African countries in exchange for improvements in governance. Senegal also continues to pursue a donor-supported economic reform programme as outlined in the IMF’s three-year poverty reduction and growth facility which was approved in April 2003. The country’s key industries include agriculture and fishing, mining, fertiliser production and petroleum refining.

Senegal became member of the World Trade Organisation in 1995. In September 2005, the World Bank and the IMF agreed to support Senegal’s accelerated growth strategy, combining the goals fixed under the poverty reduction and growth facility with the goal of increasing real GDP growth from its current level to 8% p.a. by 2015 slightly less than 70% of the population of Senegal lived under the poverty line in 2005, of which about 25% lived in extreme poverty. Senegal had a population of about 11.1 million in 2005.

The telecommunications sector in Senegal was reformed in 1985 with the creation of state-owned Sonatel. The country made commitments under the World Trade Organisation’s Basic Telecommunications Agreement to introduce a regulatory structure promoting competition by the end of 1997 and a new legislation was adopted in 1996, providing for the opening up of Sonatel’s capital to private foreign and national partners and liberalisation of some segments of the telecommunications market. Consequently, France Telecom acquired a 33% stake in Sonatel in 1997 and later increased the holding to 42.3%. In 2001 the government passed an updated Telecommunications Law aimed at bringing about further liberalisation of the sector, mainly through the establishment of a new regulatory authority, the Agence de Régulation des Télécommunications (ART). ART is responsible for licensing, spectrum management, tariff approval, interconnection rates and frequency allocation. The law also paved the way for the opening of rural telephony to private investment as a means of achieving universal service.

Senegal has developed one of the most extensive and modern telecommunication infrastructures in Africa. Mobile services were introduced in 1996 and since the introduction of competition the number of mobile subscribers has grown substantially. Sonatel is the only other mobile operator in Senegal in addition to Millicom’s Sentel.

As of December 31, 2005 Millicom had a 75.0% equity interest in Sentel. The remaining 25.0% of the company was owned by a local business partner, Mr. Pape Abdoul Ba, whose participation Millicom purchased in March 2006. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

Sentel launched its commercial operations in 1999 as the second mobile operator in the country and it was the first mobile operator to introduce GPRS services. Sentel launched the TIGO brand in December 2005.

The Senegalese mobile market features certain specific characteristics such as strong international traffic due to Senegal’s position as a regional hub. Roaming services are also frequently used as Senegal has become a popular tourist destination. Although a third mobile license is likely to be granted during 2006, services are not expected to be launched by a new operator until 2007.

Sonatel, the partly privatised incumbent operator owned by France Telecom (42.3%) and the Senegalese government (57.7%), was the only other mobile operator in Senegal when Sentel entered the market in 1999. Sentel was awarded a 20-year license to operate a nationwide network in July 1998. The license is renewable every five years after the expiry of the original license. At the time the government had announced certain amendments to the license, which amendments were never implemented. The government that took office in 2000 repeatedly questioned publicly the status and the validity of Sentel’s license until August 2002, when the government acknowledged the validity of Sentel’s 1998 license.

The GSM network comprises 167 base stations with a maximum capacity of handling 850,000 concurrent subscribers. The network covers 53% of the total population. A programme to extend the current network is underway, and the company plans to increase the number of base stations to 250 by the end of 2006.

Sierra Leone

Sierra Leone’s government system is a constitutional democracy. The civil war between 1991 and 2002 between the government and the Revolutionary United Front (RUF) party resulted in the displacement of more than 2 million people, many of whom are now refugees in neighbouring countries. With the support of the United Nations peacekeeping forces and contribution from the World Bank and the international community, demobilisation and disarmament of the RUF has been completed. National elections were held in May 2002 and the government continues to re-establish its authority.

Sierra Leone is rich in minerals, agricultural and fishery resources. However, approximately two-thirds of the working-age population engages in subsistence agriculture. The country’s infrastructure is severely lacking, partly as a result of the civil war. Manufacturing consists mainly of the processing of raw materials and light manufacturing for the domestic market. Diamond mining, representing 86% of the country’s exports in 2003, remains the major source of foreign currency. International financial institutions contributed over US$0.6 billion in development aid and budgetary support in 2003.

Sierra Leone’s poverty reduction and growth facility expired in June 2005. A new agreement is not yet in place, but one is expected to be agreed soon given the IMF’s satisfaction with the review of the latest programme. In the meantime, economic policy is expected to remain consistent with the previous poverty reduction and growth facility but with the emphasis shifting more strongly from post-conflict resolution to poverty reduction. The country’s economic policy will also be influenced by World Bank involvement and is expected to include a focus on decentralisation, developing agriculture, promoting the private sector and developing infrastructure. Sierra Leone is also expected to become eligible for substantial debt relief from mid-2006. About 75% of the population of Sierra Leone lived under the poverty line in 2005, of which about 57% lived in extreme poverty. Sierra Leone had a population of about 6 million in 2005.

The Ministry of Transport and Communications is responsible for regulating the telecommunications market in Sierra Leone. Its responsibilities include the issue of licenses, supervision of the incumbent fixed-line operator (Sierratel) and overseeing all technical issues pertaining to the sector. The Ministry has set out a five-year plan covering its key goals, which include increasing the number of fixed-line customers to 80,000, replacing all analogue switches and transmission links with digital technologies and introducing broadband services for business customers. The government is expected to establish an independent regulatory authority in 2006 that will take over the current responsibilities of the Ministry of Transport and Communications. It is also expected to introduce other measures to liberalise the country’s telecommunications sector, such as the privatisation of Sierratel, allowing new international gateway operators, encouraging private sector involvement in the provision of telecommunication services for both domestic and international traffic and encouraging competition across the sector.

The fixed-line telecommunications market in Sierra Leone is highly underdeveloped as a result of the civil war. Consequently, mobile services have become the main telecommunications platform. In addition to Millicom, there are three other mobile operators in Sierra Leone: Celtel, Comium and Africell.

Millicom has a 100.0% equity interest in Millicom (Sierra Leone), following the buy-out of its local partner, Comtech (SL) Ltd, in December 2005. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

Millicom (Sierra Leone) launched commercial operations in 2001 as the second mobile operator and today operates a GSM 900 network. Sierra Leone currently operates under a Calling Party Pays regime and interconnection among operators is compulsory.

When Millicom’s (Sierra Leone) service was launched, coverage was restricted and there was intermittent service failure in several important high-density areas. Millicom (Sierra Leone) is currently in the process of modifying, expanding and upgrading its network. The company aims to have a network which is competitive with that of Celtel, the market leader, and to that of Comium and Africell by the end of 2006.

Celtel (formerly owned by MSI International, currently owned by Kuwait-based MTC) was the only other mobile operator in Sierra Leone when Millicom (Sierra Leone) entered the market in 2001. Celtel currently provides GSM mobile services and also has an international gateway license.

In 2005, Comium (owned by the Luxembourg-based Comium Group) and Africell (owned by the Lebanese network operator Lintel) entered the market as the third and fourth operators. Comium, with its affordable tariffs and wide range of value-added services, achieved a strong entrance into the market. An additional entrant (Datatel) is expected to launch services in early 2006, covering the western part of the country.

In August 2000, Millicom (Sierra Leone) was awarded a 15-year license to operate a nationwide GSM network. Furthermore, Millicom (Sierra Leone) was awarded a 10-year international gateway license in February 2003.

The GSM network comprises 20 base stations with a maximum capacity of handling 91,000 concurrent subscribers. The network covers 27% of the total population. Millicom (Sierra Leone) has recently contracted ZTE for a network modification project. At the completion of the project, the company’s network capacity will be increased to 115,000 subscribers. Millicom (Sierra Leone) also expects to provide full GPRS/EDGE capability from Mid-2006.

Tanzania

Tanzania’s government system is a federal republic formed by the 1964 union of Tanganyika and Zanzibar. The country’s one party rule came to an end in 1995 with the first democratic elections held since the 1970s. President Jakaya Kikwete came to power after winning by a clear majority at the last elections on December 14, 2005. He is expected to carry on with the economic reforms that have gathered pace during the two terms in office of the previous president, Benjamin Mkapa.

Tanzania’s economy is highly dependant on agriculture, which accounts for almost half of the country’s GDP, provides 85% of exports and employs 80% of the workforce. The key industries in Tanzania include processing of agricultural products and light consumer products. The World Bank, the IMF and bilateral donors have provided funds to develop Tanzania’s economic infrastructure and recent banking reforms have helped increase private sector investment. Solid macroeconomic policies and continued donor assistance supported real GDP growth of 6.3% in 2003/04 and 6.8% (estimated) in 2005 against a background of low and stable inflation in recent years. Tanzania became member of the World Trade Organisation in 1995.

On the expiry of Tanzania’s current poverty reduction and growth facility with the IMF in August 2006, the government is expected to agree a new policy support programme which would provide extensive external monitoring of government reform efforts. At the heart of the government’s policy objectives is real GDP growth of between 8% and 10% p.a. going forward. About 60% of the Tanzanian population lived in poverty in 2005, of which about 20% lived in extreme poverty. Tanzania had a population of about 36.8 million in 2005.

Tanzania was among the first African countries to liberalise its telecommunications sector, with all segments except fixed-line services now accessible to the private sector. In 1997 the government introduced its National Telecommunications Policy covering the period until 2020. Key goals of the policy initiative are to increase teledensity, develop fixed-line service coverage of rural areas, facilitate investments by domestic and international companies and institutions, provide a regulatory framework to encourage private sector involvement and competition, with the government gradually divesting its shareholding in the incumbent operator TTCL. The Tanzania Communications Regulatory Authority (TCRA) was

established in 2003. TCRA is responsible for the allocation and management of radio spectrum in Tanzania.

At December 31, 2005, Millicom had an 84.4% equity interest in Millicom Tanzania Ltd (Mobitel). Following the buy-out of a minority shareholder, Ultimate Communications Limited, in January 2006, Millicom owns 100% of Mobitel. Millicom accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

Mobitel was the first mobile operator in Tanzania, launching commercial analogue services in 1994 using an ETACS network initially covering Dar es Salaam, Zanzibar, Arusha and Mwanza. In 1999, it introduced its first GSM service offering, and analogue services were fully discontinued in October 2005. Although Mobitel experienced decreasing market share historically due to limited investment in network coverage and capacity, the company now focuses on offering best value services to its subscribers, expanding network coverage to all regions of Tanzania and investing in network capacity. These initiatives provide a solid base to ensure continued strong growth going forward. Mobitel expects to launch an international gateway operation in the first half of 2006.

Other operators in Tanzania are as follows:

•       Tritel (a joint venture between two local industrial companies) launched GSM services in the country in 1996, but the company went bankrupt and its license was revoked in January 2003.

•       Vodacom Tanzania (65% owned by South African mobile operator Vodacom and 35% owned by local Planetel Communications) entered the market in August 2000 and has become the leading provider of mobile services in Tanzania in terms of subscribers.

•       Celtel Tanzania (in which Kuwait-based MTC has a 60% shareholding and the government of Tanzania has a 40% shareholding) launched GSM services in the country in November 2001.

•       Zantel (jointly owned by the government of Zanzibar, Emirate Telecommunication Company, Kintbury Investment of the Channel Islands and a local technology firm) introduced GSM services in Zanzibar and the islands of Unguja and Pemba in August 1999, and entered the Tanzanian mainland in June 2005 through a national roaming agreement with Vodacom Tanzania.

Mobitel experienced an erosion of its market share during this period, mainly due to the fact that Vodacom Tanzania and Celtel Tanzania launched GSM services ahead of Mobitel. Mobitel is now implementing an investment programme in order to enhance network coverage and capacity.

In January 1994 Mobitel was awarded a 15-year license to operate a nationwide mobile network and in January 2004 the company’s license was extended to a 25-year license expiring in January 2019.

The GSM network comprises 287 base stations with a maximum capacity of handling 502,362 concurrent subscribers. The network covers 70% of the total population.

SOUTH ASIA

South Asia comprises three cellular operations in Pakistan (two operations) and Sri Lanka, and a management contract in Iran. Our South Asian operations (excluding the management contract) cover approximately 182.5 million people as of December 31, 2005.

Pakistan

Pakistan’s government system is a federal parliamentary democracy although the military retains a major role. General Pervez Musharraf is president and chief of army staff. Elections for the national and provincial assemblies were held in October 2002 with each assembly being elected for a five-year term. It is generally expected that General Musharraf will remain in power until the next elections in 2006 and beyond, as he has the support of a majority in parliament.

Although Pakistan has traditionally been an underdeveloped country, IMF-approved government policies and a US$1.3 billion poverty reduction and growth facility programme complemented by foreign assistance and renewed access to global markets since 2001 have generated solid economic recovery over the last several years. The government has made substantial macroeconomic reforms since 2000 and development prospects are currently considered to be the best in nearly a decade. Pakistan became member of the World Trade Organisation in 1995. Real GDP growth, mainly driven by double-digit gains in industrial production, has become less dependent on agriculture with textiles and apparel, food processing, pharmaceuticals, construction materials and paper products being some of Pakistan’s key industries. The country’s policymakers have in the past few years created an environment within which the private sector has begun to thrive and poverty reduction will depend on a continuation in this trend. About 66% of Pakistanis lived below the poverty line in 2005, of which about 13% lived in extreme poverty. Pakistan had a population of about 162.4 million in 2005.

The promulgation of the Pakistan Telecommunications Act in 1996 led to a shake-up in the organisation of the country’s telecommunications sector and provided for the establishment of two new regulatory agencies: the Pakistan Telecommunication Authority (PTA) and the Frequency Allocation Board (FAB). The PTA has regulated the telecommunications industry since 1996, focusing on pursuing a programme of sector liberalisation. It issued two new mobile licenses in April 2004 and has put on offer additional local loop and international and long-distance permits. FAB manages the allocation of radio frequencies and monitors the use of allotted frequencies. In June 2005 the United Arab Emirates incumbent Etisalat bought a 26% shareholding in Pakistan Telecommunications Co. Ltd (PTCL) for US$2.6 billion, the first step in the privatisation of the incumbent fixed-line operator.

The number of mobile subscribers passed that of fixed-line customers in 2004. In addition to Millicom’s Paktel and Pakcom (with Millicom’s Shareholding in the latter in the process of being sold), four other operators are present in the Pakistani mobile market: Mobilink, Ufone, Telenor and Warid Telecom.

As of December 31, 2005, Millicom had two separate mobile operations in Pakistan, Paktel and Pakcom, which were managed separately and address different market segments with different brands.

Due to the practical difficulties of owning and managing two competing operators in the same market and the incompatibility of Pakcom’s network technology with the rest of the Millicom group, Millicom has taken the view that this operation, based on AMPS/TDMA network technology and due to launch CDMA services in 2006, is no longer a core asset.

On March 20, 2006, Millicom signed an agreement to sell its shareholding in Pakcom to the Arfeen group for a nominal amount. As part of the agreement, Millicom also agree to transfer 10% of Paktel, Millicom’s other operation in Pakistan to Millitel Limited, to an entity controlled by the Arfeen group.

A disagreement arose during the third quarter of 2005 between Millicom and the local shareholders in Pakistan based on conflicting interpretations of a series of agreements relating to Pakcom and Paktel signed in January and February 2004. Millicom and the local shareholders have been in negotiations since September 2005 regarding a resolution of their disagreement and the sale of Millicom’s entire shareholding in Pakcom to the local shareholders. The disagreement led the local shareholders in December 2005 to bring two lawsuits in the Pakistan courts against Millicom and certain of its affiliates, requiring among other things specific performance of the transfer to them of 30% of Millicom’s shareholding in Paktel and damages in relation to the local shareholders’ investment in Pakcom due to Millicom’s alleged mismanagement of and fraud in relation to Pakcom. To defend themselves, Millicom and certain of its affiliates commenced arbitral proceedings against the local shareholders and certain of their affiliates in February 2006 before the International Court of Arbitration of the International Chamber of Commerce in Paris, France. The negotations continued and resulted in the signature on March 20, 2006 of a series of agreements between Millicom and certain of its affiliates and the local shareholders and certain of their affiliates to the effect that:

•       The local shareholders agreed to acquire all of Millicom’s interest in Pakcom for a symbolic dollar, whereby Millicom agreed to pay off Pakcom’s outstanding external bank loans of approximately $17 milllion and the local shareholders agreed to assume the balance of the license obligations, including the payment of the license instalment of approximately $14.5 million, plus late interest thereon, initially due by Pakcom in mid-October 2005.

•       The local shareholders agreed to acquire 10% of Paktel and obtain no rights other than what Pakistan company law provides for 10% shareholders. Millicom will retain full management and operational control of Paktel.

•       The local shareholders and Millicom agreed to terminate and withdraw the lawsuits and arbitration proceeding they have brought against each other and terminate all of the existing agreements ever entered into among them in relation to Paktel and Pakcom, including the January and February 2004 agreements.

The closing of the sale to the Arfeen group of Millicom’s interest in Pakcom is subject to regulatory approval by the Pakistan Telecommunications Authority (PTA) of the change of control in Pakcom. There is no indication as to when the approval will be received. We have received indications that the PTA is seeking additional comfort that the local shareholders will be financially able to assume the payment of the overdue license instalment and of the remaining payments under Pakcom’s license.

Millicom has a 98.9% equity interest in Paktel and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method. If 10% of Millicom’s shareholding in Paktel was transferred to the Arfeen group as a result of the above transactions, we would continue to account for Paktel as a subsidiary.

Paktel launched commercial operations in 1990, simultaneously with the only other mobile operator at the time, Pakcom. Millicom acquired Cable & Wireless’s 98.6% shareholding in Paktel in December 2000. Following a capital increase through the conversion of certain shareholder loans in 2001, Millicom’s ownership increased to 98.9%. In the same year, the company also extended its service offering from AMPS to TDMA. Paktel was granted a change to its license in October 2002 allowing it to offer GSM services. After lengthy negotiations with the PTA, which delayed Paktel from launching its GSM service earlier and causing it to lose significant market share, Paktel launched its GSM services in October 2004.

Paktel was a joint first mobile entrant in Pakistan together with Pakcom in 1990. In subsequent years, four new GSM operators entered the market. Mobilink (majority owned by Orascom Telecom) launched commercial operations in 1994 and became the leading mobile operator in Pakistan mainly due to the fact that it was the first operator to exclusively offer GSM services. Ufone (wholly-owned by the incumbent

PTCL) launched operations in 2001 and is the second largest mobile company in Pakistan. Two new operators, Telenor (the Norwegian incumbent operator) and Warid Telecom (wholly-owned by the Abu Dhabi Group of the United Arab Emirates) launched GSM services in Pakistan in February 2005 and May 2005, respectively. The latter two have become the third and fourth largest operators in terms of subscribers, respectively.

Paktel’s GSM network comprises 669 base stations with a maximum capacity of handling 2,040,000 concurrent subscribers. The GSM network covers 27% of the total population. Paktel is seeking to increase the number of base stations significantly by the end of 2006 and is also planning to introduce GPRS/EDGE capability during 2006.

Paktel pays a royalty to the PTA of 2.5% of gross revenues (net of leased circuit and public switched telephone network charges paid to PTCL, another government entity), payable in arrears.

On October 23, 2004, Paktel signed agreements with the PTA to operate its GSM network with immediate effect and to renew its license for 15 years from October 23, 2004 for a license fee of $291,000,000. Paktel and the PTA have agreed deferred payment terms under which 50% of the license fee will be paid in installments over the first three years of the license. The second 50% of the license fee will be payable in ten yearly payments from 2008 to 2017. Payments already made by Paktel for the GSM migration since 2002, totaling approximately $14 million, were treated as payments towards Paktel’s new license fee. Paktel has been awarded additional 1800 spectrum, increasing its total spectrum for its GSM network from 10MHz to 13.6MHz. The agreement followed an earlier failure by the PTA to comply with an agreement to operate Paktel’s GSM network.

Sri Lanka

Sri Lanka’s government system is a republic based on the French model. The country achieved independence in 1948 following decades of occupation by Portugal, the Netherlands and Britain. Tensions between the Sinhalese majority and Tamil separatists erupted into a war in 1983, but the government formalised a cease-fire in February 2002. Increased activity by Tamil separatists in early 2006 has raised fears about a breach of the cease-fire. Presidential elections were held in November 2005 with the next presidential and parliamentary elections due in 2011 and 2010, respectively.

Sri Lanka abandoned its import substitution trade policies for market-oriented and export-driven trade policies in 1977. The most dynamic sectors in the country are food processing, textiles and apparel, food and beverages, telecommunications and insurance and banking. Tea made up only 13% of total exports in 2004, compared to 93% in 1970 while textile and garments now account for 49% of total exports. The economy has shown strong growth in recent years. Sri Lanka had a population of about 20.1 million in 2005.

Expansion of telecommunication services in Sri Lanka first gained momentum after the liberalisation of the sector in 1991 with the establishment of the Office of the Director General of Telecommunications, the country’s regulatory authority. Further momentum was gained after the part-privatisation of Sri Lanka Telecom (SLT) in 1997. In the same year, the government also established the Telecommunications Regulatory Commission (TRC), which took over from the Office of the Director General of Telecommunications to implement the targets of the National Telecommunications Policy of 1994/95. The provision of basic telephone services in Sri Lanka was the sole responsibility of monopoly provider SLT until 1996, but to achieve the aggressive targets detailed in the National Telecommunications Policy private-sector participation in the telecommunications market has been encouraged. The TRC has been tasked with the responsibility of facilitating and monitoring the operational aspects of the various service providers, settling interconnection issues, recommending new licenses to operators, allocating radio frequencies and promoting the general interest of the customer.

Sri Lanka’s telecommunications sector has been lagging behind in the development of a modern network infrastructure following almost two decades of violent political conflict until early 2002, which conflict has again increased in early 2006 through a series of bomb attacks by the Tamil Tigers. Due to the lack of nationwide fixed-line telecommunications services, mobile services have played a key role in the development of the telecommunications sector in Sri Lanka. Mobile penetration passed fixed-line penetration in 2003.

In addition to Millicom’s Celltel, three other operators service the Sri Lankan mobile market: Dialog, Mobitel and Hutchison Telecom. There are four mobile operators in Sri Lanka - one dominant fixed-line operator and two Wireless Local Loop service operators (Suntel and Lanka Bell).

With the current improved political stability and social and economic advances, Sri Lanka has seen mobile subscriber growth of more than 60% p.a. over the last few years, Sri Lanka has a Mobile Party Pays system and is moving to adopt a Calling Party Pays system.

Millicom has a 100% equity interest in Celltel and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

Celltel entered the market in 1989 as the first mobile operator in the country and today operates two mobile networks, a GSM 900 network and the original ETACS network. Celltel owns three different licenses :mobile, internet services and external gateway operations.

There was no other mobile operator in Sri Lanka when Celltel entered the market in 1989. Until 1993, Celltel enjoyed a monopoly position when Call Link (owned by Singapore Telecom) and Mobitel (owned by Telstra) entered the market as the second and third operators. In 1995, Dialog (owned by Malaysia Telecom) entered the market as the fourth operator. After the privatisation of Sri Lanka Telecom in 1997, it acquired 100% of Mobitel from Telstra. In 1998, Hutchison Telecom acquired Call Link from Singapore Telecom.

There are four mobile operators in Sri Lanka - one dominant fixed-line operator and two Wireless Local Loop service operators (Suntel and Lanka Bell). In recent years, Celltel has underinvested in its network coverage and capacity compared to its competitors. In 2005, Celltel began a significant network upgrade programme. Once this is complete, Celltel intends to relaunch with the Tigo brand.

Celltel’s strategy is based on a low-price mobile service offering primarily to the pre-paid subscriber segment, driving new subscriber acquisitions and increased usage. All services are priced to offer the best value proposition in the market. This strategy is further enhanced by Celltel’s ongoing programme to extend network coverage and build additional capacity.

Celltel is planning to further expand GSM services by freeing up spectrum through the migration of analogue customers to the GSM network during 2006. The full termination of analogue services is scheduled for 2007.

Celltel was granted the first mobile license in Sri Lanka in 1988. This license expired in 1995, at which point it was renewed. In February 2006, Cellel obtained an early 10-year license extension applicable from September 2008 to 2018 at a cost of approximately US$4 million.

The GSM network comprises 180 base stations with a maximum capacity of handling 642,000 concurrent subscribers. The network covers 47% of the total population. GPRS and EDGE services are expected to be launched by mid-2006.

Iran

Iran had a population of approximately 71.5 million at the end of 2005. Less than 10% of Iranian lived below the poverty line in 2005.The capital of Iran is Tehran (9.0 million inhabitants). Persian (Farsi) is the official language. The country’s currency is the Rial. Population density is 41 people per sq km and urban population represents around 60% of the country’s total population.

Iran’s government system is a theocratic republic based on the constitution of 1979 which was amended in 1989. Following the elections of a reformist president and national assembly (Majlis) in the late 1990s, attempts to foster political reform in response to popular demand have been indecisive as conservative politicians have prevented reform measures from being enacted. Ayatollah Ali Khamenei is the chief of state and the current president, Mahmoud Ahmadinejad, was elected in June 2005. President Ahmadinejad is widely considered to be a conservative hardliner who will focus on fighting poverty in the country and supporting the development of Iran’s civil nuclear program, which has caused concern in the United States and Europe about Iran’s potential breach of its obligations under the nuclear non-proliferation treaty to which Iran is a partly and possible use of civil nuclear technology for military ends.

Most economic activity in Iran is controlled by the state. Private sector enterprises are typically small-scale workshops. Although little is known about the new president’s economic policies, the previous leadership of Mohammed Khatami continued to follow market reform plans, although with limited progress. Higher oil prices in recent years have enabled Iran to amass some US$30 billion in foreign exchange reserves, but have not meaningfully eased economic conditions such as high unemployment and inflation. The country’s important role as an oil exporting nation (accounting for approximately 93% of exports in 2003) is the main reason for Iran’s high GDP per capita compared to other emerging markets. Textiles, construction materials, food processing and metal fabrication are other key national industries. Despite the country’s political and economic challenges, Iran continues to experience strong growth.

Ratification of the Foreign Investment Promotion and Protection Act in May 2002, explicitly allowing foreign direct investment in the telecommunications sector, has paved the way for critical foreign involvement in the industry’s development. The legislation was followed by the auction of a 15-year operating license awarded to Turkcell in February 2004. However, intervention by the new conservative parliament resulted in extra restrictions being applied to the license, cutting Turkcell’s permitted share in the venture from 70% to 40%. An end to the full government-controlled monopoly over the telecommunications sector has been outlined in a new economic plan. The government is also in the process of setting up a regulatory body under the guidance of the Ministry of Post, Telegraph and Telephone. Parliamentary committees play a meaningful role in the sector, and other governmental and para-governmental bodies influence policies that affect telecommunications operators.

State-owned Mobile Communications of Iran (MCI, the mobile subsidiary of the incumbent fixed-line operator TCI) is currently the only nationwide provider of GSM services in Iran and a further two national operators, Telecommunication Kish Company (TKC) and Mobile Telecommunications Company of Esfahan (MTCE), offer limited local mobile services. The government has been making moves to overcome the main barrier to take-up of mobile services in Iran, limited network capacity, during the last few years. At the current subscription level, capacity is fully utilised, but demand for mobile services remains significantly underserved with long waiting lists for SIM cards. In May 2005, the Rafsanjan Industrial Complex Islamic Cooperative Company (RIC) was given the right to provide pre-paid GSM services to 2 million customers. Millicom is RIC’s international partner.

Millicom entered into a management agreement with RIC in the fourth quarter of 2003. Under this agreement Millicom has agreed to provide management services for a mobile network developed and owned by RIC. The network is subject to a “build, operate and transfer” agreement between RIC and the Telecommunications Company of Iran (TCI, the national incumbent fixed-line operator which is wholly-owned by the government of Iran). Under the terms of this agreement, RIC will build and operate a nationwide GSM network for 2 million pre-paid customers. During a 10-year period which started in February 2005, RIC is to pay 57% of revenues generated by the network to TCI as a license royalty. Due to this high royalty rate, RIC is in negotiations with TCI to wave any interconnection fees which would otherwise be payable for accessing the TCI network. RIC needs this concession to generate a reasonable rate of return. At the end of the 10-year period, ownership of the network will be transferred to TCI at zero cost. RIC, with the help of Millicom, launched pre-paid GSM services in greater Tehran in May 2005 and has slightly less than half a million subscribers. There is a possibility that the Iranian government could agree to increase the size of the pre-paid network to 6 million subscribers.

RIC is to pay Millicom for its management services at a rate of 2.2% of revenues generated by the network, although so far no payments have yet been received. From February 2007 RIC is to make, a minimum payment of US$8 million per annum to Millicom.

In the first quarter of 2004, Millicom signed an option agreement with RIC that gives Millicom the right to acquire a shareholding of up to 47% in the joint stock company to be set up to operate the network before February 2007. In the two-year period commencing in February 2007, Millicom has the right to acquire a maximum equity stake of 30% in addition to any shares acquired before that date, provided that the total percentage acquired never exceeds 47%. Consideration due by Millicom for this stake is to be calculated based on the book value of the assets at the time of exercise of the call option. Millicom intends to exercise the option if RIC can obtain the waiver of the interconnection fees and if Millicom is satisfied that it can generate a reasonable rate of return.

SOUTH EAST ASIA

South East Asia comprises our cellular operations in Cambodia and Lao People’s Democratic Republic, and the terminated BCC in Vietnam. In South East Asia we also operate an international gateway, a high-speed data business and a TV station in Cambodia. Our South East Asia licenses cover approximately 19.8 million people as of December 31, 2005.

Cambodia

Cambodia’s government system is a multiparty democracy under a constitutional monarchy instated in 1993 following decades of ruling by the Khmer Rouge, a Vietnamese occupation and civil war. The general elections of 2003 resulted in a coalition government between the Cambodian People’s Party of Prime Minister Hun Sen and the National United Front for an Independent, Neutral, Peaceful and Co-operative Cambodia.

Economic growth (as measured by real GDP) in Cambodia has remained above 5% p.a. since 2002, largely driven by the garment sector and tourism, but was estimated to fall in 2005 due to slower industry growth. Other key industries include rice milling, fishing, wood and wood products, rubber and cement manufacturing. The US is the country’s main export partner. The two countries signed the Bilateral Textile Agreement in 1999, which gave Cambodia a guaranteed quota of US textile imports. In October 2005 the government of Cambodia announced a range of new initiatives to attract foreign investment through, for example, a more favourable corporate tax environment. Although Cambodia has higher GDP growth rates than many countries in Asia, it is estimated that at least 40% of the Cambodian population lived below the poverty line in 2005. Cambodia had a population of about 13.6 million in 2005.

Cambodia’s telecommunications sector is controlled by the Ministry of Posts and Telecommunications (MPTC), which has the dual role of a regulator and monopoly fixed-line operator. A number of other service providers are active in the market, an arrangement which was made possible through joint ventures with the MPTC or under MPTC-issued licenses. While there have been plans to restructure the sector, the market has remained relatively unregulated thus far.

Due to decades of war, there is very little telecommunications infrastructure remaining from pre-Khmer Rouge days. As a result, Cambodia bypassed rebuilding fixed-line infrastructure and launched into digital mobile technology.

Millicom has a 58.4% equity interest in CamGSM. The remaining 41.6% of the company is owned by a Cambodian company, Royal Group of Companies (RGC, a communication and industrial conglomerate) (38.5%) and, indirectly, by a private business partner, Mr. Muhammed Akhtar Zaman (3.1%), who is a Senior Vice President of Millicom. Millicom and RGC jointly control CamGSM. Furthermore, RGC is responsible for the provision of business facilities and assisting the joint venture in obtaining government licenses and approvals. Millicom accounts for this operation as a joint venture, i.e., using the proportionate accounting method.

Although CamGSM launched commercial operations in 1997 as the fourth operator, it gained market leadership through early deployment of pre-paid services and rapid network roll-out, starting with services exclusively in Phnom Penh that have since then been expanded to cover five regional capitals as well as all provinces and major towns. CamGSM led the market with the introduction of new services and development of indirect distribution channels. In 2003, CamGSM succeeded in gaining a license to operate mobile broadband services in Cambodia.

There were three other mobile operators in Cambodia when CamGSM entered the market in 1997: Casacom (joint venture between Thai operator Samart and Telekom Malaysia), CamTel (wholly-owned by Thai conglomerate CP and only offering analogue post-paid mobile services) and Tri (Malaysian). CamGSM established a leading market position through the introduction of quality services, development of distribution outlets and branding aimed at the youth market segment. As a result, Tri exited the market and CamTel has become unable to compete effectively with its AMPS platform.

Shinawatra, a Thai company, entered the market in 1999 and has competed primarily based on price, providing lower quality services and coverage for lower-end users. Casacom has experienced erosion in its market share mainly due to slow adoption of pre-paid services, failing to respond to price competition from Shinawatra, and lack of innovation.

Millicom estimates that in 2005 CamGSM, Shinawatra and Casacom controlled market shares of approximately 71%, 20% and 9%, respectively. CamTel has an insignificant position in the Cambodian mobile market.

In April 1996 CamGSM was awarded a 25-year license to operate a nationwide GSM network, the first such license granted in Cambodia, and in July 1999 the company’s license was extended to 35 years. On March 3, 2006 the MPTC advised CamGSM that it was increasing the revenue share associated with the license. CamGSM appealed the original sub-decree and on March 22, 2006 satisfactorily resolved this issue with the regulator. It has been concluded that the revenue share and related taxes associated with the license will be increased from 34% to 43% and, should the ministry provide better terms to another operator in the future, the revenue share will be adjusted to match, in the spirit of a “most favored nations” clause.

The GSM network comprises 461 base stations with a maximum capacity of handling 1,100,000 concurrent subscribers. The network covers 44% of the total population. The network is GPRS enabled and a programme to activate EDGE throughout the network is expected to be completed in mid-2006.

People’s Democratic Republic of Lao (Laos)

Laos’ government system is a one-party communist rule which took control in 1975. Initial closer ties to Vietnam and socialisation were replaced with a gradual return to private enterprise, a liberalisation of foreign investment laws and the admission to ASEAN in 1997.

The government of Laos started decentralising control and encouraging private enterprise in 1986. Economic growth (as measured by real GDP) averaged approximately 6% p.a. since the late 1980s except during the Asian financial crisis in 1997. The economy continues to benefit from aid from the IMF and other international sources and from new foreign investment. In 2004, Laos gained normal trade relations status with the US, allowing Laos-based producers to face lower tariffs on their exports which is expected to help fuel growth going forward. The government continues to focus on attracting foreign investment, having introduced its revised Law on Foreign Investment Promotion in 2004 which included the introduction of new tax and employment incentives for foreign investors. Laos is currently negotiating its accession to the World Trade Organisation. Key industries in the country include mining, timber, electricity generation, agricultural processing, construction, garments and tourism. Despite strong economic growth, over 70% of Laos’ population was estimated to live below the poverty line in 2005, of which about 26% lived in extreme poverty. Laos had a population of about 6.2 million in 2005.

In April 2001, the Lao National Assembly adopted a new Telecommunications Act. One of the most significant changes has been the creation of a separate regulatory unit in the Ministry of Communications, Transport, Post and Construction which has been regarded as a first step in the setting up of an independent regulator. In late 2002 two consultancy projects were initiated in the country, one funded by the Asian Development Bank and the other by the World Bank, for the purpose of assisting the government in preparing more detailed telecommunications regulations.

Millicom has a 74.1% equity interest in Millicom Lao. The remaining 25.9% of the company is owned by the government of Laos (22.0%) and indirectly by a private business partner, Mr. Muhammed Akhtar

Zaman (3.9%), who is a Senior Vice President of Millicom. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

Following Millicom’s entry into neighbouring Cambodia and Vietnam, Millicom launched commercial operations in Laos through its subsidiary Millicom Lao in April 2003. Although Millicom Lao entered the market as the fourth GSM operator, it had established a market share of 11% as it targeted the younger population. As Laos has one of the youngest average population ages in Asia. Millicom Lao is currently the third largest mobile operator in the country.

There were three other mobile operators in Laos when Millicom Lao entered the market in 2003: Lao Telecom (the incumbent operator which is 51% owned by the government of Laos and 49% owned by Shinawatra of Thailand), ETL (a spin-off from Lao Telecom and wholly-owned by the government of Laos) and LAT Mobile (wholly-owned by the Laos Ministry of Defence).

LAT Mobile has not been a true commercial operation historically as it almost exclusively served the country’s army and government officials, but it is currently trying to enter the consumer market. In 2005, the government of Laos also issued a new CDMA and WiMax (2.5GHz and 3.5GHz) license to Skytel & Net, a Thai consortium. The consortium has yet to launch commercial operations and it is unclear whether it will use the CDMA license to offer fixed or mobile telephony services.

Millicom Lao’s strategy is based on remaining a high quality network in key populated areas and areas popular with the fast growing number of tourists focusing on expanding coverage in areas adjacent to populated regions and on major motorways. For the time being Millicom Lao does not intend to compete on coverage in low population density areas due to the high level of capital expenditure and operating costs associated with such a strategy. Millicom Lao is considering launching a post-paid service offering to capture revenues in the corporate and high-usage residential segments and it is also in the process of applying for an international gateway license to be able to offer similar discounted international services to its subscribers as those of its competitors.

In January 2002, Millicom Lao was awarded a 20-year license to operate a nationwide GSM network. The company is also currently in the process of applying for an international gateway license and is negotiating a 90MHz spectrum license for the 2.5GHz WiMax band.

The GSM network comprises 80 base stations with a maximum capacity of handling 122,000 concurrent subscribers. The network covers 11% of the total population.

Vietnam

Vietnam’s government system is a one-party communist rule which took control between 1973 and 1975. In recent years the country established strong economic and diplomatic links with key trade organisations, supranational political institutions and individual countries, including the US and China, both on a regional and global level. Vietnam’s diplomatic profile will also benefit from hosting the Asia-Pacific Economic Co-operation (APEC) summit and a number of other APEC ministerial meetings during 2006.

Vietnam achieved substantial economic progress from since the mid-1980s until the Asian crisis in 1997, moving forward from a low level of development and significantly reducing poverty. Economic growth (as measured by GDP per capita) averaged around 9% p.a. between 1993 and 1997. Although growth slowed during the Asian financial crisis in 1997, with real GDP growth falling to 6% in 1998 and 5% in 1999, growth quickly recovered thereafter even against a background of global economic slowdown. Since 2001, the Vietnamese government has reaffirmed its commitment to economic liberalisation and international integration. The country has moved to implement the structural reforms needed to modernise the economy and to produce more competitive, export-driven industries. About 30% of

Vietnamese lived under the poverty line in 2005, of which 15% lived in extreme poverty. Vietnam had a population of about 84 million at the end of 2005.

Vietnam’s membership in the ASEAN free trade area and entry into force of the US-Vietnam Bilateral Trade in December 2001 have led to further rapid changes in Vietnam’s trade and economic environment. Vietnam’s exports to the US now account fo a significant share (over 20%) of total exports. The economic outlook remains positive, underlined by the government’s determination to accede to the World Trade Organisation. The government has been making solid progress in pushing ahead with trade and investment reforms and bilateral and multilateral negotiations over World Trade Organisation entry have been positive. It is generally expected that Vietnam will become a member of the World Trade Organisation during 2006.

Privatisation of state-owned enterprises is progressing gradually. The Vietnamese government has given its approval for the part-privatisation of one large state-owned commercial bank, the Bank of Foreign Trade of Vietnam (Vietcombank), to proceed in 2006. Assuming this privatisation process is successful, it is believed that further privatisations will follow.

The telecommunications sector in Vietnam has started to undergo substantial structural change, even though the sector remains regulated by the state. The Directorate General of Posts & Telecommunications (DGPT) was the only telecommunications organisation in the country until 1993, when two separate organisations were created. The DGPT was made responsible for the management of the national network, regulation of the telecommunications sector as well as planning and strategy and VNPT, the incumbent operator, was made responsible for the operation of the national telecommunications service and co-ordination of operations in all 61 provinces and cities. In November 2002 the DGPT was replaced by the Ministry of Posts and Telematics (MPT) which has taken over the responsibility as Vietnam’s regulatory authority in the telecommunications sector.

In its effort to achieve full competition in the sector, the government has to a certain extent opened up the domestic fixed-line, mobile and internet markets. Although VNPT remains the dominant operator in the market, more companies have started to provide telecommunication services. In addition to VNPT, five more operators have obtained licenses: Saigon Postel, USA TeleCom (a joint venture between US-based Telecommunications American International and Saigon Postel), Viettel (owned by the Vietnamese Army), VP Telecom (a subsidiary of the Vietnam Electricity Corporation) and Hanoi Telecom. Moreover, the government has approved a plan to abolish the state monopoly in the telecommunications sector by opening up 50% of the market to new operators by 2010. The plan also includes targets to make Vietnam’s telecommunications infrastructure as modern as that of more developed countries in the region.

To date, foreign companies have not been permitted to own or manage telecommunications networks in Vietnam, but they can be involved in the market as investors by establishing Business Co-operation Contracts (BCC) under which the foreign operator provides the telecommunications equipment and financing while state-owned VNPT manages the operation of the network. Foreign investors are lobbying the Vietnamese government to adopt structures that would enable foreign partners to participate in the management and operations of telecommunications companies, including alternative investment forms such as Joint Stock Companies, build-operate-transfer and build-transfer structures.

There are four mobile operators in Vietnam: Mobifone (owned by VNPT), VinaPhone (owned by VNPT), S-Fone (a joint venture between Saigon Postel and Korea Telecom) and Viettel (owned by the Vietnamese Army).

The mobile telecommunications market in Vietnam has been growing at more than 61% per annum in terms of subscribers over the last years. However, despite recent rapid growth, penetration is still low compared to developed markets.

Millicom has an 80% interest in Comvik International Vietnam (CIV), which entered into a BCC agreement for a nationwide GSM network in Vietnam through Mobifone, the remaining 20% interest in CIV is held indirectly by Millicom’s private business partner, Mr. Muhammed Akhtar Zaman, who is a senior Vice-President of Millicom. CIV, together with Kinnevik and Vietnam Mobile Services Co. (VMS), wholly-owned by VNPT, entered into the BCC in 1994. In 1995, the Vietnamese State Committee gave final approval for this agreement, and a license to provide GSM mobile services throughout the entire country was issued to VMS. The BCC expired on May 18, 2005. Upon final closure of the BCC, which is expected to occur during 2006, all assets held by Mobifone will be transferred to VMS at the depreciated book value of the assets, i.e. US$1.

OTHER INVESTMENTS

Tele2 AB (formerly named NetCom AB)

Tele2 AB is an alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. In August 2003, Millicom Telecommunications S.A., our wholly owned subsidiary through which we hold our interest in Tele2 AB, issued 5% Mandatory Exchangeable Notes which are exchangeable on or before August 7, 2006 into substantially all of our shares of Tele2 AB. For a more detailed description of the offering and the terms of the 5% Mandatory Exchangeable Notes and the related securities lending arrangement entered into in connection with the offering of the 5% Mandatory Exchangeable Notes, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Millicom Telecommunications S.A.’s 5% Mandatory Exchangeable Notes”.

As at December 31, 2005, the Company held 6.1% (2004: 6.1%) of Tele2 AB with a market value of $288,526,000 (2004: $351,882,000).

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

Millicom entered into a concession agreement with the Peruvian government in 2002 to provide domestic and international long-distance carrier services in the same cities as the previous concession and the new concession is valid for a 20-year period. We intend to exit our business in Peru and negotiations leading to the sale of Millicom Peru S.A. are expected to be concluded in the second quarter of 2006.

Modern Holdings Inc. and Great Universal Inc.

As of December 31, 2005, the Group, through its subsidiary MIC USA Inc. (“MIC-USA”), had a 100% temporary and restricted shareholding in Great Universal LLC, a trust established to hold two separate investments: Great Universal Inc. (“Great Universal”) and Modern Holdings Inc. (“Modern Holdings”).

Great Universal LLC holds 100% of common shares in Great Universal and 52.7% of common shares in Modern Holdings. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale securities (see note 14 of the “Notes to the Consolidated Financial Statements”). Great Universal continues to indemnify Millicom against certain contingent liabilities. Great Universal and Modern Holdings are mainly engaged in the communications, information technology, teleservices and media industries primarily.

Partly as a result of the ongoing strategic review process, our Board has decided to divest Millicom’s shareholding in the group of U.S. companies, comprising:

•  MIC-USA, Inc. and all of its subsidiaries, which includes Great Universal Inc. and a 52.7% holding in Modern Holdings; and

•  a 11.6% direct interest in Modern Holdings Incorporated.

We expect to sell the group of U.S. companies to a related party for a symbolic price in exchange for the purchaser assuming certain potential tax liabilities of the group of U.S. companies. The sale agreement is in the final stages of negotiation and completion of the transaction is expected to occur by the end of May 2006.

Under IFRS, Millicom does not consolidate its investments in Great Universal and Modern Holdings as due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom does not control these companies.

OTHER

Property, Plant and Equipment

We own, or control through long-term leases or licenses, properties consisting of plant and equipment used to provide mobile telephone services. In addition, we and our operating companies own, or control through leases, properties used as administrative office buildings and other facilities. These properties include land, interior office space and space on existing structures of various types used to support equipment used to provide mobile telephone services. The leased properties are owned by private and municipal entities.

Plant and equipment used to provide mobile telephone services consist of:

•       switching, transmissions and receiving equipment;

•       connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•       land and buildings;

•       easements; and

•       other miscellaneous properties (work equipment, furniture and plants under construction).

Millicom’s principal executive offices are located in Bertrange, the Grand Duchy of Luxembourg, where it leases approximately 1,000 square meters from a related party, 3C Communications International S.A. The lease is automatically renewable from year to year unless terminated by Millicom or the lessor upon three months advance written notice. The current monthly rent is $19,503 resulting in an annual total of $234,031. Water, electricity, heating, cleaning and maintenance and security expenses are included in the rent. Millicom believes that the terms of the lease are no less beneficial than those it would have been able to negotiate with a third party. Millicom believes its principal executive offices are suitable and adequate for its operations.

Insurance

We and our operations maintain the types and amounts of insurance which we believe to be customary in the industries and countries in which we and our operations operate, including coverage for employee accidents and injuries and property damage. We consider our insurance coverage and that of our operations to be adequate both as to risks and amounts for the business conducted by us and our operating companies. We have recently conducted a survey of our worldwide insurance coverage, which may lead us to centralize insurance coverage management so as to improve insurance terms, coverage, and decrease or optimize insurance premiums.

History

Millicom International Cellular S.A., a stock corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg, was formed in December 1990 by two of the mobile industry’s early pioneers, Kinnevik and Millicom Incorporated, a Delaware corporation (“Mil-Inc”), to hold certain of their mobile interests in 12 countries.

Mil-Inc was formed in 1979 to pursue opportunities in the nascent American mobile telephone industry. In 1982, the U.S. Federal Communications Commission (the “FCC”) awarded Mil-Inc one of only three developmental licenses for mobile telephony. Also in 1982, Mil-Inc founded, with Racal Electronics Plc, a joint venture that evolved into Vodafone Group Plc, now the largest mobile telephone operator in the world. The interest in this joint venture was sold to finance Mil-Inc’s further development. Mil-Inc, after initially pursuing U.S. mobile opportunities, decided in 1992 to concentrate on non-U.S.

markets, in which licenses generally could be obtained, at that time, without the cost of acquiring interests in licenses awarded by the FCC lottery system.

From early 1983, Kinnevik and Mil-Inc began jointly applying for mobile telephone licenses internationally. The first successful joint application resulted in the award of a mobile license for Hong Kong in 1983. In 1990, after approximately seven years of co-operation, 12 successful license bids and the establishment of mobile operations in a number of markets, Kinnevik and Mil-Inc agreed to form Millicom for the purposes of managing the development of these operations and pursuing new licenses. At the date of formation, the Millicom common stock was owned approximately 49% by Kinnevik and 46% by Mil-Inc. Millicom subsequently disposed of the joint venture in Hong Kong to fund its continuing development.

The Merger

In 1993, it was determined that a merger of Mil-Inc and Millicom could accomplish goals sought by both companies.

Under an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated September 21, 1993, as amended, between Millicom, MIC-USA Inc (MIC-USA”), a wholly owned subsidiary of Millicom, and Mil-Inc, Mil-Inc was merged (the “Merger”) with and into MIC-USA on December 31, 1993 (the “Effective Date”). The outstanding shares of Mil-Inc common stock were exchanged for approximately 46.5% of the Millicom common stock (exclusive of the additional merger shares described below). Kinnevik held the remaining 53.5% of Millicom common stock.

Immediately prior to the Merger, substantially all of the operations other than the mobile telephone operations and certain related liabilities of Mil-Inc were transferred to Great Universal, Inc., a Delaware corporation, at that date an indirect wholly owned subsidiary of Millicom (“Great Universal”). Both Millicom and Great Universal have separate management and transactions between Great Universal, Millicom and our affiliates are subject to certain restrictions as described below.

Following the Effective Date, Millicom contributed to the capital of Great Universal an aggregate of 211,864 shares of Millicom common stock, par value $2 each, calculated at the time of issuance as having an aggregate value of $5,027,000. Great Universal subsequently sold these shares.

Merger Warrants

Immediately prior to the Merger, Mil-Inc stockholders received from MIC-USA warrants to purchase from MIC-USA 100% of the shares (3,867,287 shares) of Great Universal common stock for a purchase price equal to $1.30 per share (the “Warrants”). The purpose of the warrant distribution was to afford Mil-Inc stockholders the opportunity to participate in the future prospects of such non-mobile businesses and to reduce or eliminate Millicom’s interests in such businesses in the event the Warrants are exercised. The Warrants are not transferable except in certain limited circumstances. They became exercisable on January 1, 1999 and expire six months after an initial public offering of Great Universal on a public market in the United States, unless extended under certain circumstances (the “Warrant Expiration Date”). At present, no registration statement relating to the shares of Great Universal (and, subsequent to the reorganization described below, Modern Holdings) underlying the Warrants has been filed with the U.S. Securities and Exchange Commission.

On December 31, 1993, Great Universal and Millicom entered into an agreement under which, as an inducement to Millicom to contribute its common stock to Great Universal, as described above, Great Universal granted to MIC-USA an option (the “Put Option”) to require Great Universal to purchase from MIC-USA the shares of Great Universal common stock not acquired by exercise of the Warrants. Additionally, Millicom granted to Great Universal the option (the “Call Option”) to purchase from MIC-USA the Great Universal common stock. The purchase price for the Great Universal common stock upon exercise of either the Put Option or the Call Option is an amount equal to the difference between the aggregate exercise price of such Warrants ($5,027,473) and the actual aggregate exercise price of the Warrants exercised prior to their expiration. The Put Option and the Call Option are exercisable as to all of the remaining Great Universal common stock for a period of 20 days commencing on the day following the Warrant Expiration Date. Great Universal may pay the purchase price for the Great Universal, Inc. common stock by delivering to MIC-USA that number of the shares of Millicom common stock which in the aggregate equals the purchase price, based upon the last sale price of Millicom common stock as quoted on the NASDAQ National Market on the Warrant Expiration Date.

If all of the Warrants are exercised or all of the shares of Great Universal common stock not acquired by exercise of the Warrants are repurchased by Great Universal, will have no further ownership interest in Great Universal. Certain of Millicom’s management and shareholders who became holders of Warrants as part of the Merger may become shareholders of Great Universal or may participate in the management of Great Universal if they choose to exercise the Warrants. From December 30, 1993, the date on which the Warrants were issued, until the Warrant Expiration Date, Millicom may not consummate a transaction with Great Universal or any of its affiliates that involves the sum of $1,000,000 or more unless Millicom and Great Universal shall have received an opinion from an independent investment bank that such transaction is on terms at least as favorable as those that can be obtained from an unrelated third party. In the event that the Warrants are not exercised prior to the Warrant Expiration Date, management will evaluate other plans to dispose of Great Universal upon the expiration of the Warrants.

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

Great Universal LLC holds 100% of common shares in Great Universal, Inc. and 52.7% of common shares in Modern Holdings Incorporated. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale securities. As of December 31, 2005 and 2004 the shares in Modern Holdings were not listed on a public market. The carrying value of this investment is $6,258,000 as of December 31, 2005 (2004: $2,950,000). In 2005, management recognised a fair value adjustment of $3,308,000 in equity (2004: $nil) under the caption “Revaluation reserve”. The fair value of GU was estimated by management at $nil.

Millicom does not consolidate its investments in Modern Holdings and GU as due to the existence of warrants, enabling the warrant holders to obtain control over Modern Holdings and GU, Millicom does not control or have significant influence over these companies. The warrants will expire six months after the date a registration statement of GU is declared effective by the U.S. Securities and Exchange Commission.

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

On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal, Inc. to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of Millicom’s investment in Great Universal, Inc. This amount is recorded in “Investment in other securities”. During 2002, Millicom recorded an impairment loss for 100% of this asset due to uncertainty concerning its recoverability.

Great Universal, Inc. is contingently liable for any liabilities in respect of the representations and warranties made by Mil-Inc to Millicom under the Merger Agreement and in respect of any United States federal, state and local income tax in excess of $13,544,000 which may be payable by Mil-Inc for 1993 and prior years.

Partly as a result of the ongoing strategic review process, our Board has decided to divest Millicom’s shareholding in the group of U.S. companies, comprising:

•  MIC-USA, Inc. and all of its subsidiaries, which includes Great Universal Inc. and a 52.7% holding in Modern Holdings; and

•  a 11.6% direct interest in Modern Holdings Incorporated.

We expect to sell the group of U.S. companies to a related party for a symbolic price in exchange for the purchaser assuming certain potential tax liabilities of the group of U.S. companies. The sale agreement is in the final stages of negotiation and completion of the transaction is expected to occur by the end of May 2006.

ITEM 4A,   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the related notes thereto included in this report. The following discussion should be read in conjunction with “Presentation of Financial and Other Information” and “Selected Consolidated Financial and Operating Data”. Except for the historical information contained in this report, the discussions in this section contain forward looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See “Forward Looking Statements”.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon financial statements prepared in accordance with IFRS. See Note 37 of the “Notes to the Consolidated Financial Statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview of Results

Subscriber Growth

As of December 31, 2005, our worldwide total mobile subscriber base increased to 8,928,985 mobile subscribers from 7,713,201 mobile subscribers as of December 31, 2004. Total mobile subscribers increased by 16% in the year ended December 31, 2005. Particularly significant percentage increases were recorded in Guatemala, Senegal, Laos and Pakistan.

Our attributable subscriber base increased to 7,694,953 mobile subscribers as at December 31, 2005 from 5,903,552 mobile subscribers as of December 31, 2004, an increase of 30%. Of the 7,694,953 attributable mobile subscribers reported as of December 31, 2005, 7,275,187 or 95% were prepaid customers. Total mobile minutes increased by 28% in the year ended December 31, 2005 compared with 2004.

Revenue and Operating Profit

For the year ended December 31, 2005, revenues increased by 18% to $1,083.7 million, representing strong growth, particularly in underlying revenues excluding our Vietnamese business as follows:

Revenue	2005	2004	Growth
	US$ ‘000	US$ ‘000	US$ ‘000
Central America	452,600	304,816	48%
South America	141,194	114,006	24%
Africa	204,397	149,802	36%
South Asia	120,718	113,131	7%
South East Asia, excluding Vietnam	87,472	68,535	28%
Other	3,237	4,395	-26%
Subtotal	1,009,618	754,685	34%
Vietnam	74,051	162,807	-55%
Total	1,083,669	917,492	18%

We derive revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees and other services, connection fees and equipment sales.

Revenues from the provision of telecommunications services increased to $1,026.2 million in 2005 from $881.4 million in 2004. This was due to a combination of factors. Firstly, the subscriber base in continuing operations continued to grow. Secondly, the total number of minutes of airtime increased. Thirdly, airtime per subscriber increased. Connection revenues increased to $15.1 million in 2005 from $10.1 million in 2004 due to the increase in the number of new subscribers. Revenues from equipment sales increased to $42.3 million in 2005 from $26 million in 2004 following the launch of GSM in the operations.

A number of telecommunications regulators in the countries where we operate have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, we believe that lower cost to customers may have the effect of expanding our markets over time.

Operating profit for the year ended December 31, 2005 was $202.2 million but included $53 million of one-time asset impairments. Excluding these one-off charges, operating profit would have been higher than that of 2004.

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

We will continue to seek ways to further reduce our overall cost base by rationalizing our operations. In addition, we expect to realize additional synergies across our multi country operations, such as sharing information, human resources, best practices and technologies and centralized negotiations of financing and of supply contracts for network equipment and handsets.

Operating Results

Years Ended December 31, 2005 and 2004

The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

	Year Ended		Impact on Comparative Results for Period
	December 31,		Amount of	Percent
	2005	2004	Variation	Change
	(in thousands of U.S. dollars, except percentages)
Revenues	1,083,669	917,492	166,177	18%
Cost of sales	(511,919)	(386,150)	(125,769)	33%
Sales and marketing	(162,050)	(122,216)	(39,834)	33%
General and administrative expenses	(200,448)	(127,792)	(72,656)	57%
Other operating expenses	(24,091)	(35,225)	11,134	(32)%
Other operating income	15,743	3,287	12,456	379%
Gain(loss) from sale of subsidiaries and joint ventures, net	1,269	(2,207)	3,476	(157)%
Operating profit	202,173	247,189	(45,016)	(18)%
Valuation movement on investment securities	(63,356)	(127,158)	63,802	(50)%
Interest expense	(143,740)	(108,514)	(35,226)	32%
Interest and other income	25,013	7,697	17,316	225%
Fair value result on financial instruments	(5,297)	148,816	(154,113)	(104)%
Exchange gain (loss), net	52,446	(26,782)	79,228	(296)%
Charge for taxes	(65,299)	(59,449)	(5,850)	10%
Net profit for the year attributable to equity holders of the company	10,043	65,891	(55,848)	(85)%

Subscribers:   Our worldwide total mobile subscribers increased by 16% to 8,928,985 as of December 31, 2005 from 7,713,201 December 31, 2004. Of the total subscribers as of December 31, 2005, 8,426,308, or 94%, were prepaid, an increase of 25% over the 6,739,559 prepaid subscribers as of December 31, 2004. Our attributable subscribers increased by 30% to, 7,694,953 as of December 31, 2005 from 5,903,552 as of December 31, 2004. The four largest contributors to subscriber growth in the year ended 2005 were the operations in Pakistan (Paktel), Guatemala, Honduras and Senegal with a total of 1,690,340 net new subscribers.

Revenues:   Total revenues for the year ended 2005 were $ 1,083,669, 000 an increase of 18% over $917,492,000 for the year ended December 31, 2004. The increase is mainly due to revenue growth throughout Millicom’s operations, and especially throughout Central American operations. The four largest contributors to revenues during the year ended December 31, 2005 were our operations in El Salvador, Guatemala, Honduras and Paraguay. Revenues were impacted by the expiration of the BCC in Vietnam in May 2005.

Cost of sales:   Cost of sales increased by 33% for the year ended December 31, 2005 to $511,919,000 from $386,150,000 for the year ended December 31, 2004. The increased cost of sales is mainly explained by growth throughout the operations.

Sales and marketing:   Sales and marketing expenses increased by 33% for the year ended December 31, 2005 to $162,050,000 from $122,216,000 for the year ended December 31, 2004. This increase was largely due to the rollout of the Tigo brand in most of our operations and the growth in the operations. Sales and marketing expenses as a percentage of total revenues were 15% and 13% for the years ended December 31, 2005 and 2004 respectively.

General and administrative expenses:   General and administrative expenses increased by 57% for the year ended December 31, 2005 to $200,448,000 from $127,792,000 for the year ended December 31, 2004, mainly due to our operations’ expansion.

Other operating expenses:   Other operating expenses decreased by 32% for the year ended December 31, 2005 to $24,091,000 from $35,225,000 for the year ended December 31, 2004. The decrease is mainly explained by the discontinuation of amortization of goodwill as a result of the adoption of IFRS3 “Business Combination”.

Gain (loss) from sale of subsidiaries and joint ventures, net:   For the year ended December 31, 2005, we made a net gain of $1,269,000, reflecting mainly the gain on the sale of several non-operating entities, up from a net loss of $2,207,000 for the year ended December 31, 2004, resulting mainly from the disposal of our operation in Argentina.

Operating profit:   Total operating profit for the year ended December 31, 2005 was $202,173,000 compared with $247,189,000 for the year ended December 31, 2004 for the reasons stated above. In addition, operating profit in 2005 was impacted by the high level of one-time asset impairments of $53,027,000 and the expiration of the BCC in Vietnam in May 2005, which generated a higher than average operating margin.

Valuation movement on investment securities:   For the year ended December 31, 2005 valuation movement on investment in securities was a loss of $63,356,000 representing the variation in the share price of the Tele2 AB shares and the variation in the SEK/USD exchange rate since December 31, 2004. For the year ended December 31, 2004 valuation movement on securities was a loss of $127,158,000.

Interest expense:   Interest expense for the year ended December 31, 2005 increased by 32% to $143,740,000 from $108,514,000 for the year ended December 31, 2004. This increase arose primarily from additional borrowings, in particular, the 4% convertible notes and licenses payable in Pakistan.

Interest and other income:   Interest and other income for the year ended December 31, 2005 increased by 225% to $25,103, 000. This increase was mainly due to the interest income on the higher cash balances.

Fair value result on financial instruments:   For the year ended December 31, 2005, the fair value result on financial instruments was a loss of $5,297,000 representing mainly the change in fair value of the embedded derivative on the 5% Mandatory Exchangeable Notes. For the year ended December 31, 2004, the fair value result on financial instruments was a gain of $148,816,000.

Exchange gain (loss), net:   Millicom had a net exchange gain for the year ended December 31, 2005 of $52,446,000 compared to a loss of $26,782,000 for the year ended December 31, 2004. In 2005 and 2004, the exchange gain and loss are mainly explained by the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes.

Charge for taxes:   The net tax charge for the year ended December 31, 2005 increased to $65,299,000 from $59,449,000 in the year ended December 31, 2004. This increase is mainly due to the increased profitability of our operations in 2005. The Group’s effective tax rate increased from 41% in 2004 to 95% in 2005, mainly as a result of higher non taxable items.

Net profit for the year attributable to equity holders of the company:   The net profit for the year ended December 31, 2005 was $10,043,000 compared to a profit of $65,891,000 for the year ended December 31, 2004 for the reasons stated above.

Years Ended December 31, 2004 and 2003

Millicom regained control and began consolidating Telemóvil El Salvador at 100% since September 15, 2003. In 2004, our results of operation include 100% of the results of our operation in El Salvador for the entire year ended December 31, 2004 and for 2003, for the period from September 15, 2003 to December 31, 2003 only.

	Year Ended		Impact on Comparative Results for Period
	December 31,		Amount of	Percent
	2004	2003	Variation	Change
	(in thousands of U.S. dollars, except percentages)
Revenues	917,492	640,363	277,129	43%
Cost of sales	(386,150)	(254,442)	(131,708)	52%
Sales and marketing	(122,216)	(87,110)	(35,106)	40%
General and administrative expenses	(127,792)	(103,876)	(23,916)	23%
Other operating expenses	(35,225)	(32,776)	(2,449)	7%
Other operating income	3,287	—	3,287	—
Gain (loss) from sale of subsidiaries and joint ventures, net	(2,207)	2,213	(4,420)	—
Operating profit	247,189	164,372	82,817	50%
Gain (loss) and valuation movement on investment in securities	(127,158)	246,760	(373,918)	—
Gain on disposal of investment securities	193	—	193	—
Interest expense	(108,514)	(135,130)	26,616	(20)%
Interest and Other Income	7,697	4,836	2,861	59%
Other Financial Income	—	96,748	(96,748)	(100)%
Fair value result on financial instruments	148,816	(84,578)	233,394	—
Exchange loss, net	(26,782)	(45,649)	18,867	(41)%
Profit form associates	814	380	434	114%
Charge for taxes	(59,449)	(52,715)	(6,734)	13%
Net profit for the year attributable to equity holders of the company	65,891	176,921	(111,030)	(63)%

Subscribers:   Our worldwide total mobile subscribers increased by 36% to 7,713,201 as of December 31, 2004 from 5,690,542 as of December 31, 2003. Of the total subscribers as of December 31, 2004, 6,739,559, or 87%, were prepaid, an increase of 36% over the 4,956,257 prepaid subscribers as of December 31, 2003. Our attributable subscribers increased by 34% to 5,903,552 as of December 31, 2004 from 4,412,370 as of December 31, 2003. The four largest contributors to subscriber growth in the year ended 2004 were the operations in Vietnam, Ghana, Tanzania and Pakistan (Paktel) with a total of 1,255,181 net new subscribers.

Revenues:   Total revenues for the year ended 2004 were $917,492,000, an increase of 43% over $640,363,000 for the year ended December 31, 2003. The increase was mainly due to revenue growth throughout the Group’s operations, the reconsolidation of El Salvador since September 15, 2003 offset by the divestment of our operation in Colombia in February 2003. Included in total revenues for the year ended December 31, 2004 are revenues of $148,905,000 (2003: $39,052,000) from our operation in El Salvador, and included in total revenues for the year ended December 31, 2003 are revenues of $5,926,000 from our divested operation in Colombia. The four largest contributors to revenue during the year ended December 31, 2004 were our operations in Vietnam, El Salvador, Guatemala and Pakistan.

Cost of sales:   Cost of sales increased by 52% for the year ended December 31, 2004 to $386,150,000 from $254,442,000 for the year ended December 31, 2003. The increased cost of sales is mainly explained by the growth throughout the operations and the reconsolidation of El Salvador.

Sales and marketing:   Sales and marketing expenses increased by 40% for the year ended December 31, 2004 to $122,216,000 from $87,110,000 for the year ended December 31, 2003. This increase was largely due to the reconsolidation of El Salvador from September 15, 2003 and the growth in operations. Sales and marketing expenses as a percentage of total revenues were 13% and 14% for the years ended December 31, 2004 and 2003 respectively.

General and administrative expenses:   General and administrative expenses increased by 23% in the year ended December 31, 2004 to $127,792,000. The increase was largely due to the reconsolidation of El Salvador in September 2003 which had general and administrative expenses of $14,236,000 for the year ended December 31, 2004 (December 31, 2003: $4,773,000).

Other operating expenses:   Other operating expenses increased by 7% for the year ended December 31, 2004 to $35,225,000 from $32,776,000 for the year ended December 31, 2003.

Gain from sale of subsidiaries and joint ventures, net:   In the year ended December 31, 2004 we made a net loss of $2,207,000, reflecting mainly the loss on the sale of our operation in Argentina, down from a net gain of $2,213,000 in the year ended December 31, 2003, resulting from the disposal of our operation in Colombia.

Operating profit:   Total operating profit for the year ended December 31, 2004 was $247,189,000, compared with $164,372,000 for the year ended December 31, 2003 for the reasons stated above.

Valuation movement on investment securities:   For the year ended December 31, 2004 valuation movement on investment in securities was a loss of $127,158,000 representing the variation in the share price of the Tele2 AB shares and the variation in the exchange rate SEK/USD since December 31, 2003. For the year ended December 31, 2003 valuation movement on securities was a gain of $246,760,000.

Interest expense:   Interest expense for the year ended December 31, 2004 decreased by 20% to $108,514,000 from $135,130,000 for the year ended December 31, 2003. This decrease arose primarily from the debt reduction plan implemented in 2003.

Other financial income:   For the year ended December 31, 2003, Millicom realized a gain on the debt restructuring of $96,748,000.

Fair value result on financial instruments:   For the year ended December 31, 2004, the fair value result on financial instruments was a gain of $148,816,000 representing the change in fair value of the embedded derivative on the 5% Mandatory Exchangeable Notes. For the year ended December 31, 2003, the fair value result on financial instruments was a loss of $84,578,000.

Exchange loss, net:   Millicom had a net exchange loss for the year ended December 31, 2004 of $26,782,000 compared to a loss of $45,649,000 for the year ended December 31, 2003. In 2004 and 2003, the exchange loss was mainly due to the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes.

Charge for taxes:   The net tax charge for the year ended December 31, 2004 increased to $59,449,000 from $52,715,000 in the year ended December 31, 2003. This increase was mainly due to the increased profitability of our operations in 2004. The Group’s effective tax rate increased from 21% in 2003 to 41% in 2004, mainly as a result of higher non deductible items.

Net profit for the year:   The net profit attributable to equity holders of the company for the year ended December 31, 2004 was $65,891,000 compared to a profit of $176,921,000 for the year ended December 31, 2003 for the other reasons stated above. For the year ended December 31, 2004, the net profit was mainly affected by the valuation movement on securities of $(127,158,000) and the fair value result on financial instruments of $148,816,000. For the year ended December 31, 2003 the net profit was mainly affected by the valuation movement on securities of $246,760,000 and the other financial income of $96,748,000 as a result of debt restructuring.

Other significant items

Expiration of BCC in Vietnam

The Business Co-operation Contract (“BCC”) between our subsidiary, Comvik International (Vietnam) AB (“CIV”) and Vietnam Mobile Services Co (“VMS”) expired on May 18, 2005. Millicom is negotiating with VMS and the Vietnamese government to continue their long-term cooperation.

CIV continues to operate under the terms of a service agreement between CIV and VMS to provide strategic consulting services for Mobifone’s operations. Furthermore, Millicom signed an agreement in August 2005 with VMS for the distribution of Mobifone products.

CIV’s revenues under the BCC for the period from January 1, 2005 to May 18, 2005 were $74,051,000 and for the year ended December 31, 2004 were $162,807,000. Net profit from January 1, 2005 to May 18, 2005 was $3,799,000 and for the year-ended December 31, 2004 reached $45,573,000.

Acquistions

On September 13, 2005, the Group acquired 100% of the voting shares of Oasis SPRL, a mobile telephony provider in the Democratic Republic of Congo.

In May 2005, Millicom acquired 16.67% in the capital of its operation in Honduras, Telefonica Celular (“Celtel”), taking its ownership level from 50.00% to 66.67%. Due to the existence of joint control, Millicom continues to account for Celtel as a joint venture using proportional consolidation. The results of Celtel have been proportionally consolidated at 50.00% for the period from January 1, 2005 to May 26, 2005 and at 66.67% afterwards.

Divestitures

Millicom actively negotiated the sale of its Peruvian operation, Millicom Peru S.A., throughout 2005 and expects to conclude the sale in the second quarter of 2006.

On March 20, 2006, Millicom entered into an agreement to sell its TDMA operation in Pakistan, Pakcom, subject to regulatory approval.

Partly as a result of the ongoing strategic review process, our Board has decided to divest Millicom’s shareholding in the group of U.S. companies, comprising:

•  MIC-USA, Inc. and all of its subsidiaries, which includes Great Universal Inc. and a 52.7% holding in Modern Holdings; and

•  a 11.6% direct interest in Modern Holdings Incorporated.

We expect to sell the group of U.S. companies to a related party for a symbolic price in exchange for the purchaser assuming certain potential tax liabilities of the group of U.S. companies. The sale agreement is in the final stages of negotiation and completion of the transaction is expected to occur by the end of May 2006.

Effect of Tele 2 AB Shares

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes which are exchangeable into a maximum of 8,968,400 Tele2 AB series B shares. Millicom Telecommunications S.A. could retain up to 30% of the increase in value of the Tele2 AB series B shares over the designated reference price of SEK 285 per share. Unless otherwise previously redeemed and exchanged or purchased and cancelled, each 5% Mandatory Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications S.A. on August 7, 2006.

The market price valuation of the Tele 2 AB series B shares has fluctuated significantly over the past several years resulting in significant gains/losses through the profit and loss account. See Note 13 of the “Notes to the Consolidated Financial Statements” for information on Millicom’s holdings of Tele 2 AB series B shares. The variation in the share price of the Tele 2 AB series B shares held by Millicom is recorded under the caption “valuation movement on investment securities.”

The gains/losses due to the movement in the share price of the Tele2 shares is attributable to two factors: the underlying value of the shares and an exchange element since the shares are in Swedish Krona (SEK). There is a similar and offsetting exchange movement on the 5% Mandatory Exchangeable Notes but this movement is recorded in the Exchange Gains/Losses line. See below for further information.

The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The variation in the value of the embedded derivative is recorded under the caption “fair value result on financial instruments.” The embedded derivative, which reflects Millicom’s limited right to participate in the increase in value of the Tele2 AB series B shares, is recorded at fair value, taking into account time and volatility factors. Because the Tele 2 AB series B share price is a primary determinant in the value of the embedded derivative, any valuation movement on the Tele2 share price will be partially offset by a corresponding movement in the value of the embedded derivative.

Effect of Exchange Rate Fluctuations

Exchange rates for currencies of the countries in which our operations operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We usually do not enter into hedging transactions to limit our foreign currency exposure. Millicom had a net exchange gain for the year ended December 31, 2005 of $52,446,000 compared to a loss of $26,782,000 for the year ended December 31, 2004. In 2005, 2004 and 2003, the exchange gain and losses were mainly due to the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes.

Expiration of Telephone Licenses

In each of our markets we may face competition for business arrangements or licenses from major international telecommunications entities as well as from local competitors. While we have not typically paid significant amounts in connection with our business arrangements or for mobile licenses, the competition for the granting or renewal of business arrangements or licenses is increasingly intense. As such, we anticipate that we may have to pay substantial renewal fees in certain markets, as well as meet specified network build out requirements. We cannot assure you that we will be successful in obtaining or renewing any profit sharing arrangement or mobile telephone licenses, or if they are awarded that they are on terms acceptable to us. In addition, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all.

Liquidity and Capital Resources

Overview

We believe our working capital is sufficient for our present requirements.

As of December 31, 2005, Millicom’s total consolidated outstanding debt and other financing was $1,232,623,000 (2004: $1,114,413,000). Of this amount, $1,016,242,000 (2004: $901,635,000) represented the Company’s and Millicom Telecommunications S.A. indebtedness and $216,381,000 (2004: $212,778,000) represented our consolidated share of the indebtedness of our subsidiaries and joint ventures. In addition, of our consolidated indebtedness, $315,359,000 ($365,006,000 in 2004) relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash is required.

As at December 31, 2005, we had total consolidated outstanding debt and other financing of $1,232,623,000 (2004: $1,114,413,000). Of this amount,

•  $537,599,000 ($536,629,000 in 2004), net of deferred financing fees, was in respect of the 10% Senior Notes;

•  $163,284,000 ($nil in 2004), net of deferred financing fees, was in respect to the 4% Convertible Notes;

•  $315,359,000 ($365,006,000 in 2004), net of deferred financing fees, was in respect of the 5% Mandatory Exchangeable Notes—debt component;

•  $ 216,381,000 ($212,778,000 in 2004) was in respect of the indebtedness of our operations.

At the venture level, we seek, in the long term, to finance the costs of developing and expanding mobile operations on a project-by-project basis. Operations are typically financed initially by contributions from Millicom in the form of equity and, in some cases, debt. In many cases, we seek to replace such debt with third party financing, which after the initial stages of a venture’s development, is typically non-recourse to Millicom. Sources of financing at the venture level have included vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation (“IFC”) and the Overseas Private Investment Corporation (“OPIC”), bank lines of credit and sales of equity and debt issued by the venture companies.

We seek to obtain financing at a venture level in the relevant local currency so as to limit the impact of currency fluctuations, although this is not always possible.

Cash Upstreaming

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash to the Company. For the year ended December 31, 2005, we upstreamed $163.2 million from 15 of the 17 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. In 2004, we upstreamed $171.0 million from 13 of 15 countries in which we operated. In 2003, we upstreamed $129.3 million from 14 of 15 countries in which we operated.

Cash Flows

For the year ended December 31, 2005, cash provided by operating activities was $407,165,000, compared to $303,243,000 for the year ended December 31, 2004. The increase is mainly due to increased cash flows from operating profits.

Cash used by investing activities was $443,659,000 for the year ended December 31, 2005, compared to $187,147,000 for the year ended December 31, 2004. In the year ended December 31, 2005 Millicom used cash to purchase $323,524,000 of property, plant and equipment compared to $197,873,000 for the same period in 2004. Furthermore, during 2005, Millicom used $72,250,000 to purchase operating investments in Congo, Ghana and Honduras.

Financing activities provided total cash of $221,399,000 for the year ended December 31, 2005, compared to $149,842,000 for the year ended December 31, 2004. In the year ended December 31, 2005, we repaid debt of $119,886,000 while raising an additional $339,732,000 through financing and $3,553,000 through the issuance of shares.

The net cash inflow in year ended December 31, 2005 was 183,186,000 compared to an inflow of $264,552,000 for the year ended December 31, 2004. Millicom had a closing cash and cash equivalents balance of $596,567,000 as of December 31, 2005 compared to $413,381,000 as of December 31, 2004.

For the year ended December 31, 2004, cash provided by operating activities was $303,243,000 compared to $184,322,000 for the year ended December 31, 2003. The increase is mainly due to increased operating profits and lower interest payments.

Cash used by investing activities was $187,147,000 for the year ended December 31, 2004, compared to $95,551,000 for the year ended December 31, 2003. In the year ended December 31, 2004 Millicom used cash to purchase $197,873,000 of property, plant and equipment compared to $86,452,000 for the same period in 2003. Time deposits decreased by $32,418,000 net in 2004 compared to a net increase of $17,796,000 in 2003.

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

Investments, Divestments and Capital Expenditures

Investments

Millicom will continue to invest in its existing mobile operations, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in certain existing operations through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets where the investment offers group-wide synergy potential. Such synergies include sharing information and best practices about services, human resources, technologies, market strategies, and the centralized negotiation of financings and supply contracts for network and subscriber equipment.

On September 13, 2005, the Group acquired 100% control of Oasis SPRL (“Oasis”), a mobile telephony provider in the Democratic Republic of Congo.

On May 26, 2005 Millicom acquired an additional 16.67% in the capital of its operation in Honduras, Telefonica Celular (“Celtel”), for a total consideration of $20,000,000, bringing its ownership from 50.00% to 66.67%. Due to the existence of joint control, Millicom continues to account for Celtel as a joint venture using proportional consolidation. The results of Celtel have been proportionally consolidated at 50.00% for the period from January 1, 2005 to May 26, 2005 and at 66.67% afterwards.

In 2004, we set up a subsidiary in Chad which obtained a 10 year GSM license. The commercial operations of Millicom Tchad S.A. started in October 2005.

On February 3, 2004 Millicom acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84.4%. In January 2006 we bought out our local partner, Ultimate Communications Limited, with the result that MIC Tanzania Limited is now fully controlled by us.

On September 15, 2003, Millicom’s operation in El Salvador, Telemovil, entered into a share purchase agreement (the “Agreement”) with the minority shareholders of Telemovil. The Agreement provided for the acquisition by Telemovil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. Before full settlement, Telemovil had the ownership interest of 30% of its own shares, while the record title remained with an escrow agent for the benefit of the minority shareholders pending final settlement. Based on this Agreement, Millicom regained control and started reconsolidating Telemovil at 100% since September 15, 2003. The legal ownership interest of Millicom remained at 70% until the date of the full settlement. In December 2004, Millicom settled the full acquisition price, bringing its legal ownership interest in the operation in El Salvador to 100%.

Divestments

On September 22, 2004, Millicom completed the sale of Millicom Argentina S.A., its high speed wireless data joint venture in Argentina, realizing a loss of $2,061,000 on net proceeds of $2,000,000.

Following the restructuring of Millicom’s holding in Millicom Lao Co., Ltd in December 2004, Millicom disposed of 3,9% of this operation in Laos realizing a net gain of $55,000.

In 2004, Millicom disposed or liquidated a number of subsidiaries realizing a loss of $201,000.

In February 2003, we sold our interest in Celcaribe (Colombia) for consideration of $9,876,000, realizing a gain of $3,305,000.

In the first half of 2003, we sold 1,044,129 B shares in Tele2 AB to Kinnevik realizing proceeds of $33,291,000.

Capital Expenditure

Our capital expenditure of property, plant and equipment and licenses by geographical region has been as follows during the periods indicated:

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Central America	82,197	65,656	14,165
South America	31,094	23,503	9,841
Africa	114,133	80,152	24,263
South Asia	300,042	291,761	13,558
South East Asia	49,177	32,879	44,839
Other	410	3,485	—
Unallocated items	784	131	521
Discontinued operations	11	185	210
Total	577,848	497,752	107,397

The main capital expenditures were for the expansion of existing networks in terms of areas covered and capacity in most other operations, and for the acquisition of licence in Pakistan.

We expect to direct our capital expenditures towards the roll out of the Tigo GSM brand across African and South American regions, as well as to continue network expansion (coverage and capacity) in each cluster.

Disposal of operations

Market	Ownership	Approximate Population Covered	Number of Subscribers	Price(1)	Debt Assumed by Purchaser	Date of Sale
		(millions)		($ millions)
Argentina	100%	—	—	2.0	—	September 2004
Colombia	95.4%	8.7	237,686	99.0	86.5	February 2003

(1)          Includes debt assumed by purchaser.

Financing

We finance our operations on a project-by-project basis at both the operational and parent entity level. Once a license is awarded, we make an initial investment in the form of equity and, in some cases, debt. The local operation typically is granted between six and 12 months to build out its initial mobile telephone network. During this initial phase, we frequently supplement our investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by Millicom. We seek to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where practicable, we endeavor to obtain financing in local currencies and without recourse to Millicom. However, Millicom may guarantee such project financing for an initial period until certain performance targets are achieved. We intend to continue to pursue a project-by-project approach to fund our systems. If additional investment is required, we seek, whenever possible, to fund such investment through shareholder loans from the Company. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of December 31, 2005, approximately 35% of our debt at the operational level was denominated in local currency.

Millicom’s total consolidated indebtedness as of December 31, 2005 was $1,232,623,000 and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, short-term time deposits and excluding the 5% Mandatory Exchangeable Notes of $315,359,000 which will be exchanged for Tele2 shares) was $320,589,000. In 2003, we implemented a restructuring plan to improve our liquidity by reducing our debt service obligations. Our annual interest expense for the years ended December 31, 2005 and 2004 was $144 million and $109 million, respectively. Our interest obligations of $15,490,000 per annum in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes, and which will be settled by their sale.

Other Non-Current Liabilities

Other non-current liabilities are mainly comprised of unpaid portion of license fees of Paktel Limited and Millicom (Ghana) Ltd. amounting to $150,729,000 as of December 31, 2005 (2004: $187,635,000) representing the non-current portion of the net present value of the cash settlements agreed in these licenses, and asset retirement obligations of $3,451,000 (2004: 2,243,000).

Current Liabilities

As of December 31, 2005, Millicom had a total of $909,008,000 of current liabilities, including $315,359,000 of 5% Mandatory Exchangeable Notes—debt component and $96,340,000 of current debt and other financing. Apart from the 5% Mandatory Exchangeable Notes which will be settled by the exchange of Tele2 shares, management expects a substantial portion of such short-term debt to be extended prior to maturity.

As of December 31, 2004, Millicom had a total of $505,884,000 of current liabilities, including $88,511,000 of current debt and other financing.

Commitments to Purchase Network Equipment within One Year

As of December 31, 2005, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $136,783,000 from a number of suppliers, of which $91,788,000 within one year.

As of December 31, 2004, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $91,848,000 from a number of suppliers, of which $72,479,000 within one year.

Secured Debt and Financing

As of December 31, 2005, Millicom’s share of the carrying amount of total pledged assets held by operating entities securing Group debt and financing was $193,711,000 (2004: $267,391,000) including pledged deposits for $3,202,000 (2004: $10,529,000).

The carrying amount of pledged assets held by non-operating entities at December 31, 2005 securing Group debt and financing was $346,545,000 (2004: $399,013,000) represented by Tele2 shares, pledged deposits and pledged US Treasury strips.

As of December 31, 2005 the guarantees issued by the Company to cover debt and financing in the operations amounted to $ 76,834,000 (2004: $43,085,000).

Description of Borrowings

4% Convertible Notes

As of December 31, 2005, the debt portion of the carrying amount of the 4% Convertible Bonds is $163,284,000.

In December 2004 and January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Bonds due 2010 (the “4% Convertible Bonds”). The closing and settlement date of the 4% Convertible Notes was January 7, 2005.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the bonds is 4% per annum. Interest is payable semi-annually in arrear in equal installments on January 7 and July 7 of each year commencing on July 7, 2005.

Unless previously redeemed or converted, the bonds will be redeemed on January 7, 2010 at their principal amount.

Each bond will entitle the holder to convert such bond into shares or SDRs at the then applicable conversion price at any time on or after February 17, 2005 and up to December 28, 2009.

The initial conversion price will be $34.86 per share.

If Millicom experiences a change of control, during the 60 days period following such change of control, each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price ranging from $25.56 to $34.86 per share.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline and a change in control, each holder will have the right to require Millicom to redeem its notes at their principal amount plus accrued and unpaid interest and all other amounts due, if any.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of bonds.

10% Senior Notes

As of December 31, 2005, the carrying amount of the 10% Senior Notes is $537,599,000.

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes due 2013. The 10% Senior Notes were issued under an indenture dated November 24, 2003 between Millicom and The Bank of New York, as Trustee (the “10% Senior Notes Indenture”).

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

The 10% Senior Notes may also be redeemed at Millicom’s option in whole at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, and other amounts due to the date of redemption, if Millicom (or its successor) becomes obligated to pay certain additional amounts as a result of any change in the laws of Luxembourg (or any successor’s jurisdiction) or their respective political subdivisions or taxing authorities, or any change in the application or official interpretation of such laws, which change or amendment becomes effective after the issue date of the 10% Senior Notes (or the date on which the successor assumes Millicom’s obligations under the 10% Senior Notes).

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

Under the 10% Senior Notes Indenture, Millicom may not incur indebtedness unless the “leverage ratio” would be less than 4 to 1. The leverage ratio is the ratio of the consolidated principal amount of net debt outstanding to four times operating income. Even if Millicom ceases to meet the leverage ratio requirement, it may incur debt under several “debt baskets” as set forth in the 10% Senior Notes Indenture.

Millicom Telecommunications S.A.’s 5% Mandatory Exchangeable Notes

As of December 31, 2005, the carrying amount of the 5% Notes was $315,359,000.

On August 7, 2003, Millicom Telecommunications, Millicom’s wholly owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) 5% Mandatory Exchangeable Notes, which are exchangeable into Tele2 AB class B shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 26,905,200 of the 26,905,242 Tele2 AB class B shares which Millicom beneficially owned through Millicom Telecommunications at the time of the offering of the 5% Mandatory Exchangeable Notes. The number of Tele2 AB class B shares that Millicom Telecommunications is obligated to deliver upon exchange of the 5% Mandatory Exchangeable Notes is based on a formula that takes into account the market price of the Tele2 AB class B shares prior to any exchange. Under the formula, Millicom Telecommunications could retain up to 30% of the increase in value of the Tele2 AB class B shares over the designated reference price of SEK 95 per share. As a result, at August 7, 2006 or earlier, if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications could own up to approximately 23% of the 26,905,200 Tele2 AB class B shares underlying the 5% Mandatory Exchangeable Notes.

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

Millicom Telecommunications’ obligations in respect of the exchange of the 5% Mandatory Exchangeable Notes have been secured by, among other things:

•       an assignment of all of Millicom Telecommunications’ rights, title and interest in and to the securities lending agreement described below under which Millicom Telecommunications has loaned to Deutsche Bank AG London 26,905,242 Tele2 AB class B shares;

•       a pledge agreement and a first fixed charge over all Tele2 AB class B shares redelivered to Millicom Telecommunications by Deutsche Bank AG London under the securities lending agreement; and

•       a fixed charge over Millicom Telecommunications’ rights, title and interest in all other property delivered to Millicom Telecommunications by Deutsche Bank AG London under the securities lending agreement.

Millicom Telecommunications has secured its obligations in respect of interest payments under the 5% Mandatory Exchangeable Notes by granting a security interest in certain U.S. Treasury STRIPS which were purchased by Millicom Telecommunications with a portion of the net proceeds of the offering. Millicom Telecommunications may not dispose of such securities without the consent of the trustee under the trust deed governing the 5% Mandatory Exchangeable Notes. Millicom Telecommunications’ obligations to pay interest on the 5% Mandatory Exchangeable Notes, including additional amounts payable to noteholders if cash dividends or other cash distributions are made in respect of the Tele2 AB class B shares, have been guaranteed by Millicom. Under the terms of the 5% Mandatory Exchangeable Notes, Millicom Telecommunications will be required to pay to the noteholders an amount equal to the amount of any cash dividend or distribution on the Tele2 AB class B shares underlying the exchangeable notes.

Of the net proceeds of the offering of 5% Mandatory Exchangeable Notes, which amounted to SEK 2,483 million ($300.3 million), Millicom Telecommunications used $45.3 million to purchase U.S. Treasury STRIPS for purposes of securing the payment of interest on the 5% Mandatory Exchangeable Notes and approximately $60 million to repay borrowings under a short-term credit facility which had been used to refinance Millicom Telecommunications’ facility with Toronto Dominion Securities.

Based on the securities lending agreement entered into with Deutsche Bank AG London (the “Securities Lending Agreement”), Millicom Telecommunications agreed to lend to and delivered to Deutsche Bank AG London, on or about July 22, 2003, 26,905,242 Tele2 AB class B shares, of which 26,905,200 remain borrowed. Deutsche Bank AG London may sell or on-lend the Tele2 AB class B shares it has borrowed from Millicom Telecommunications under the Securities Lending Agreement, subject to compliance with applicable securities laws. Millicom Telecommunications may require Deutsche Bank AG London to deliver to it Tele2 AB class B shares by providing requisite notice to Deutsche Bank AG London, if:

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

Under the Terms and Conditions of the Notes, each Note entitles the relevant Noteholder to receive an additional interest payment equal to the net amount of any dividends or other distributions made in relation to the pledged Tele2 AB Class B shares. We have been informed by our advisors that, while the issue is not free from doubt, the Securities Lending Agreement may have inadvertently resulted in a technical breach of certain negative covenants relating to transfers of assets contained in the respective indentures governing the 11% Senior Notes and the 2% Senior Convertible PIK Notes. On November 13, 2003, we announced that, under a tender offer and consent solicitation in respect of the 11% Senior Notes and a consent solicitation in respect of the 2% Senior Convertible PIK Notes, we had received the requisite consents of the holders of the relevant notes to the waiver of this possible past default arising from the 5% Mandatory Exchangeable Notes and the Securities Lending Agreement. See “Recent Developments—Results of Tender Offer and Consent Solicitations”.

Millicom Operations B.V.’s $100.0 million Revolving Credit

On June 29, 2005, Millicom International Operations B.V., Millicom’s wholly-owned subsidiary, entered into a $100,000,000 one year revolving credit with a one year extension option. This loan was provided by a syndicate of banks consisting of Citibank N.A., Calyon, Nordea Bank AB (publ), ABN Amro Bank N.V. Stockholm Branch and Svenska Handelsbanken AB (publ). Amounts borrowed under the facility will bear interest at LIBOR + 2.5% p.a. and the repayment of such amounts is guaranteed by Millicom, Millicom International Operations S.A., Millicom International B.V, Millicom Holding B.V., MIC Latin America B.V. and MIC Africa B.V..

As of December 31, 2005, no amounts had been drawn under the facility, nor have any amounts have been drawn to date.

Other Debt

A portion of Millicom’s share of the indebtedness of its operations is secured by pledged assets, pledged deposits issued to cover letters of credit and guarantees. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $445,776,000 (2004: $514,027,000). As of December 31, 2005 the guarantees issued by the Company to cover debt and financing in the operations amounted to $ 76,834,000 (2004: $43,084,000).

Debt of Operations

Bolivia

In June 2001, Telefonica Celular de Bolivia SA (“Telecel Bolivia”) signed an agreement for additional financing in the amount of $25.0 million with the International Finance Corporation (IFC) and $10.0 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel Bolivia signed an agreement with Bayerische Landesbank (“BLB”) for an aggregate amount of $10,361,228. Among other things, the financing requires Telecel Bolivia to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt-to-equity ratio. As of December 31, 2003, Telecel Bolivia was in breach of certain covenants on the IFC, FMO and BLG loans and the outstanding balances had been reclassified as current financing. In 2004, the lenders agreed to amend the terms of the loan and Telecel Bolivia is therefore no longer in breach of any covenants and has accordingly reclassified the non-current portion of the outstanding balances to non-current other debt and financing. The IFC and FMO financing bears interest at LIBOR plus 3.75% and the BLB financing bears interest at LIBOR plus 1.15%.

As of December 31, 2005, $15.1 million (2004: $21.0 million) were drawn under these financings. These financings have helped to fund the expansion and further digitalization of the Group’s mobile telecommunications network in Bolivia. These financings are repayable in tranches until 2007. In addition to the above, Telecel Bolivia also had $3.5 million of other debt and financing outstanding as at December 31, 2005 (2004: $5.7 million).

El Salvador

In November 2004, Telemovil entered into a $40.0 million five year loan from a syndicate consisting of ABN Amro, Citibank and Scotiabank. This loan bears interest for the advances in U.S. dollars at 3 month LIBOR plus 2.5% and is repayable over 18 quarterly installments commencing in 2005. As of December 31, 2005, $35.6 million (2004: $40 million) of this facility was outstanding.

Ghana

In July 2005, Millicom (Ghana) Ltd entered into a $20.0 million loan agreement with Citibank N.A., 75% guaranteed by the Overseas Private Investment Corporation (“OPIC”) and 100% guaranteed by the Company. This loan bears interest at 6 month LIBOR + 2.5% and is repayable in 8 semi-annual installments commencing in January 2007. As of December 31, 2005, $10.0 million of this facility was outstanding. In addition to the above Millicom’s operation in Ghana also had $1.5 million (2004: $ nil) of other debt and financing outstanding as at December 31, 2005.

Guatemala

In connection with the purchase of GSM equipment, Millicom’s operation in Guatemala entered into a facility agreement in September 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provided for a seven-year term loan facility in a maximum aggregate principal amount of Quetzal 400.0 million of which Quetzal 320.0 million were drawn down. Amortisation payments were payable semi-annually in the fixed amount of Quetzal 33.3 million each and were scheduled to begin in March 2006. For the first year of the loan interest was fixed at an annual rate of 8.00% after which it became subject to semi-annual adjustment and as at December 31, 2004 was 8.75%.

In October 2005, Millicom’s operation in Guatemala refinanced the above facility with a new loan for a total amount of Quetzal 200.0 million. The facility was provided by Banco Industrial S.A. and Banco G&T Continental S.A.. The purpose of this debt restructuring was to benefit from lower interest rates. The facility bears interest at a rate of 7%, subject to semi-annual adjustments. The facilty dated October 7, 2005 is repayable semi-annually starting in March 2006 and matures in October 2012. This facility was fully drawn as of December 31, 2005.

As of December 31, 2005, the Group share of the debt was $14.5 million (2004: $22.7 million).

Honduras

In 2005, Telefonica Celular S.A. entered into 7 promissory note facilities maturing in 2010 and one maturing in 2015 with local banks. These facilities are in dollars and in Lempiras. As of December 31, 2005, outstanding amounts under each of these facilities ranged between approximately $0.8 million and $3.6 million. These facilities are unsecured and interest rates are either fixed or variable, ranging as of December 31, 2005 between 7% and 13%.

These facilities together with a $6 million promissory note facility signed in 2002 and maturing in 2007 totalled $20.6 million as of December 31, 2005. The Group share of the debt was $13.7 million (2004: $1.3 million) as of December 31, 2005.

Pakistan

In 2003, Pakcom entered into a long-term financing agreement with National Bank of Pakistan for an amount of PKR 1,250.0 million ($21.0 million) bearing interest equal to the six month Pakistani Treasury Bill plus 2.4% (approximately 10.5% for the year ended December 31, 2005) repayable in equal installments until 2007. In 2004, Pakcom signed a three year loan agreement for PKR 250.0 million ($4.2 million) from the UBL Bank. The loan bears interest equal to the six month Pakistani Treasury Bill plus 2.5% (approximately 10.6% for the year ended December 31, 2005).

Among other things these financings require Pakcom to maintain certain financial covenants such as current ratio, debt to equity and debt service coverage ratio. As of December 2005, Pakcom was in breach of certain covenants in both financings. As a result of the pending sale of Millicom’s shareholding in Pakcom (the closing of which is subject to regulatory approval), the outstanding balances have been classified as current liabilities and will be settled by Millicom as part of the disposal of Pakcom (see note 38).

In 2003, Paktel entered into a PKR 962.7 million ($16.1m) long term financing agreement with a syndicate of local banks, with Standard Chartered Bank as Agent. The purpose of this loan was to refinance letters of credit issued by United Bank Limited in 2003, at their maturity. The first drawdown under this loan was made in 2005 and as of December 31, 2005, $13.7 million is outstanding. The loan bears interest equal to the prevailing discount rate as set by the State Bank of Pakistan plus 3% (approximately 12% for the year ended December 31, 2005).

In September and October 2005, Paktel entered into four short term overdraft facilities totaling PKR 1,745.0 million ($29.2 million) with two local banks, United bank Limited and Allied Bank Limited. These facilities bear interest at KIBOR + 0.75% (approximately 9.65% for the year ended December 31, 2005) and are secured by stand by letters of credit. As of December 31, 2005, $28.6 million was drawn under these facilities.

In addition to the above, Paktel also had $4.5 million of other debt and financing outstanding as at December 31, 2005 (2004: $5.8 million).

Paraguay

In May 2005, Millicom’s operation in Paraguay entered into a $15.0 million loan agreement with the International Finance Corporation, 100% guaranteed by the Company. This loan bears interest at 6 month LIBOR + 3% and is repayable in 6 semi-annual installments commencing in September 2007. As of December 31, 2005, $5.0 million of this facility was outstanding.

In December 2004, Millicom’s operation in Paraguay issued local bonds for a total of $6.0 million through the local stock exchange, $4.5 million in USD and the equivalent of approximately $ 1.5 million in PYG. These bonds have maturities ranging between 6 months and 2 years with interest rates varying from 4% to 15%. As of December 31, 2005, $4.7 million was outstanding under this issue.

In addition to the above, Millicom’s operation in Paraguay also had $3.7 million of other debt and financing outstanding as at December 31, 2005 (2004: $11.7 million).

Senegal

In December 2005, Millicom’s operation in Senegal entered into a XAF 12,500.0 million (approximately $22.5 million) loan agreement with Crédit Lyonnais Sénégal. This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. As of December 31, 2005, $7.2 million (XAF 4,000.0 million) of this facility was outstanding.

In September 2005, Millicom’s operation in Senegal entered into a XAF 2,000.0 million bridge loan with the Compagnie Bancaire de l’Afrique Orientale (CBAO). This loan bore a 6% interest rate and matured in March 2006. As of December 31, 2005 $3.6 million (XAF 2,000 million) of this facility was outstanding.

In addition to the above, Millicom’s operation in Senegal also had $1.8 million of other debt and financing outstanding as at December 31, 2005 (2004: $18.2 million).

Sri Lanka

In 2004, ABN-Amro arranged a six year syndicated loan of LKR 2,000.0 million for Celltel Lanka Limited. The facilty was fully drawn down as of December 31, 2005 for an amount outstanding of $19.2 million (2004: $8.6 million). One tranche, representing LKR 427.0 million is guaranteed and carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 0.75% (approximately 10.54%

for the year ended at December 2005). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. The company will repay the loan between 2006 and 2009.

Tanzania

In June 2003, Millicom Tanzania Ltd. entered into a three year syndicated loan relating to a term loan facility and a revolving loan facility with Standard Chartered Bank Tanzania Limited as arranger, pursuant to which MIC Tanzania Ltd. borrowed an aggregate of $15.0 million ($6.0 million in U.S. dollars and $9.0 million in Tanzanian Shillings). This facility bears interest for the advances in U.S. dollars at LIBOR plus 4.50% and for the advances in Tanzanian Shillings at the Treasury Bill Rate plus 4.50%, with a minimum applicable interest rate of 12% per annum. In 2004, the aggregate amount of the facility was increased by $7.7 million (TZS 8,000.0 million). As of December 31, 2005, $13.4 million (2004: $19.1 million) of this facility was outstanding.

Trend Information

We believe there is a significant opportunity for rapid growth in our markets due to low mobile penetration in economies with high growth potential and substantial pent-up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We are developing a number of non-traditional distribution channels in our operations to expand our market share and reduce our operating costs. There is, however, a risk that, as new competitors enter our prepaid markets and price competition intensifies, our prepaid customers may be more likely to move from one mobile operator to another than our postpaid customers. In that event, we believe our strong service coverage and increasing use of non-traditional distribution channels, competitive tariffs and brand awareness will enable us to compete effectively in our prepaid markets.

Research and Development, Patents and Licenses, etc.

As we have established an early presence in most of the markets in which we operate, we have been able to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. When necessary, we enter into partnerships with prominent local business partners through companies over which we typically exercise management control.

We do not engage in research and development and we do not own any patents.

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

Millicom Telecommunications is obligated to deliver Tele2 class B shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications Tele2 class B shares. Millicom Telecommunications’ obligations in respect of the delivery of those shares are not guaranteed by Millicom. See “Operating and Financial Review and Prospects—Description of Certain Indebtedness—Millicom Telecommunications S.A.’s 5% Mandatory Exchangeable Notes”.

Millicom has a number of commitments and contingencies, as described in Note 35 to the consolidated financial statements.

Critical Accounting Policies

The consolidated financial statements as of December 31, 2005 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial year except that the Group has adopted those International Financial Reporting Standards and revised International Accounting Standards mandatory for financial years beginning on or after January 1, 2005 and changed its accounting policy for connection revenues and costs.

In preparing the consolidated financial statements, management needs to make assumptions, estimates and judgments, which are often subjective and may be affected by changing circumstances or changes in its analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. We have identified below those of our accounting policies that we believe could potentially produce materially different results if we were to change our underlying assumptions, estimates and judgments. For a detailed discussion of these and other accounting policies, see Note 2 of the “Notes to the Consolidated Financial Statements”.

Basis of Consolidation

Entities over which we have control are fully consolidated. Entities over which we have joint control are consolidated using the proportional method that combines our proportional share of assets, liabilities, income and expenses. The definition of control is the power to govern the financial and operating policies of an entity so as to obtain benefits from it and is based on criteria such as the ability to vote through items at the shareholder and board level. The method of consolidation used for each entity is based on management’s assessments as to whether they have full or joint control.

Collectability of Assets

Management is required to estimate the collectability of trade debtors. As of December 31, 2005, these totaled $139,402,000, of which management estimated that $30,237,000 was unlikely to be collected. These estimates are based on knowledge of the local markets, prior credit history and estimates of future cash flows generated from these receivables. The basis for the impairment made will vary between subscribers and amounts due from other telephone companies and are management’s best estimates.

Impairment of Non-current Assets

Millicom records significant intangible and tangible assets relating to mobile and non-mobile operations. Intangible assets mainly relate to goodwill and license values and tangible assets mainly relate to network value recorded as property, plant and equipment. Significant estimates, assumptions and judgments are required to decide the useful expected lives of these assets and whether these assets are impaired. These estimates are made on a regular basis throughout the year as they can be significantly affected by changes in competition, technology and other similar factors. When certain operational, financial or other factors indicate an impairment of value, management evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management’s estimates of recoverable amounts for the individual asset or, if not possible, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or of a cash generating unit will change the expected recoverable amount of the underlying assets and therefore will decrease the fair value of the underlying assets.

For the year ended December 31, 2005, Millicom recorded an impairment charge of $16.6 million relating to the network equipment in its operation in Vietnam and impairment charges of $29.9 million and $4.6 million relating, respectively, to the analogue equipment of Pakcom and Paktel, Millicom’s operations in Pakistan. The Vietnam asset impairment is due to a late approval of investments required under the Business Cooperation Contract (“BCC”) preventing Millicom from generating revenues on these fixed assets as the BCC expired on May 18, 2005. During the first quarter of 2005, Pakcom recognized an asset impairment of $5.2 million as a result of a decrease in the recoverable amount of the analogue equipment following increased competition by new entrants in the market. In September 2005, the assets of Pakcom have been classified as assets held for sale. Therefore, Millicom recorded additional asset impairments of $6.0 million and $18.7 million in September 2005 and December 2005 respectively, in order to reflect the fair value less costs to sell of Pakcom’s analogue equipment. In 2005, we also reversed a previous impairment of licence in Peru in order to reflect the fair value less costs to sell of the Peru’s assets.

Investments in Securities

Millicom holds significant investments in marketable and non-marketable securities. Marketable securities are carried at fair value with unrealized changes in market value being recorded within the statement of profit and loss under the heading “Valuation movement on investment securities”. Prior to the change in accounting policy for available-for-sale securities on January 1, 2003, where securities classified as available-for-sale were sold or impaired or when there was a significant or prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the profit and loss statement as “ Valuation movement on investment in securities”. Prior to the change in accounting policy for available-for-sale securities on January 1, 2003, on a regular basis the Company compared the market value of its investments to their cost in order to identify potential impairment issues. In considering whether the investment has been impaired, the Company considered all available evidence such as, among other things, significant financial difficulties of the issuer, breaches or default in loan agreements, the recognition of prior impairment losses on that asset or the extent and duration of a decline in fair value below cost. In 2005, Millicom recorded an unrealized loss of $63,356,000 (2004: loss of $127,158,000) resulting from the change in fair value of the Tele 2 AB shares.

Revenue Recognition

Our revenue comprises the following:

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

Connection revenues—Until December 31, 2004 initial connection revenues were recognized when the subscriber connected to the network for the first time. On January 1, 2005, Millicom changed its accounting policy for connection revenues and costs. Connections revenues are deferred and amortised over the estimated life of the customer relationship. Related connection costs are also deferred, to the extent of the connection revenues deferred and amortised over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically. Management believes that the new accounting policy for connection revenues and costs better reflects the economic reality of connection revenues and costs and is also consistent with current practices within the telecommunication industry. The adoption of the new accounting policy was retrospective and therefore the comparative figures have been restated.

Equipment revenues—these revenues consist of the sale of handsets and accessories. Revenue is recognised when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer.

Functional Currency

Millicom’s functional currency is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. Millicom is located in Luxembourg and its subsidiaries, joint ventures and associated companies operate in different currencies. The functional currency of each subsidiary, joint venture and associated company, where these are foreign entities, is determined in accordance with the requirements of IAS 21 revised.

Derivatives

IAS 39 requires that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Derivatives are initially recorded at cost either in other current assets or other financial liabilities as applicable and then are subsequently measured to fair value through the statement of profit and loss under the caption “Fair value result on financial instruments”.

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

Goodwill

Goodwill represents the excess of cost of an acquisition over the Group’s share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly to the consolidated statements of profit and loss, after initial reassessment of the purchase price allocation. Goodwill on acquisition of subsidiaries and joint ventures is included in ‘intangible assets’. Goodwill on acquisition of associates is included in ‘investments in associates’. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•       Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•       Is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with IAS 14 Segment Reporting.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Before January 1, 2005, goodwill was amortised using the straight-line method over its estimated useful life but not longer than 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with IFRS 3—Business Combinations, Millicom ceased amortization of goodwill from January 1, 2005 and eliminated the carrying amount of accumulated amortization existing on that date with a corresponding decrease in the cost of goodwill.

Equity Compensation Benefits

Share options are granted to Directors, senior executives officers and selected employees. The exercise price of the granted options is equal to or higher than the market price of the shares on the date of grant. Options are conditional on the employee or Director completing one to five years service (the vesting period). The options are exercisable starting from one year to three years from the grant date. The options have a contractual option term of six years from the grant date for employees and from 2005, of twenty years for directors. Share options grants for directors before 2005 had an indefinite life. Shares issued when stock options are exercised benefit from the same rights as common shares.

The adoption of IFRS 2 “Share-based payment” resulted in a change in the accounting policy for share-based payments. Prior to its adoption on January 1, 2005 stock options granted to Directors and employees did not result in a charge to the income statement. Subsequent to that date, Millicom charges the cost of stock options to the income statement for options granted after November 7, 2002 which had not yet vested on January 1, 2005. On the date of grant, Millicom computes the fair value of the stock options, using an option pricing model, and recognizes the so determined fair value over the vesting period. The adoption of IFRS 2 was retrospective and therefore Millicom restated comparative figures.

Changes in Accounting Policies

The consolidated financial statements as of December 31, 2005 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial year except that the Group has adopted those International Financial Reporting Standards and revised International Accounting Standards mandatory for financial years beginning on or after January 1, 2005 and changed its accounting policy for connection revenues and costs.

The Amendment to IAS 39, Financial Instruments: Recognition and Measurement, which is effective on January 1, 2005, changed the measurement of available-for-sale (AFS) securities by requiring the change in fair value to be recognised directly in equity (except for impairment losses and foreign exchange gain and losses). As a consequence, Millicom decided to change the classification of its Tele2 AB shares from AFS securities to financial assets at fair value through profit or loss (see note 13). Accordingly, Millicom continues to recognise the change in fair value of its Tele2 AB shares in the consolidated statements of profit and loss. In addition, on January 1, 2005 Millicom adopted the revised International Accounting Standards IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 32, 33, 36 and 38 which did not result in substantial changes to the Group’s accounting policies. IAS 1 resulted in changes to the presentation of minority interest in the consolidated statements of profit and loss, consolidated balance sheets and consolidated statements of changes in equity.

Connection revenues

Until December 31, 2004 initial connection revenues were recognized when the subscriber connected to the network for the first time. On January 1, 2005, Millicom changed its accounting policy for connection revenues and costs. Connections revenues are deferred and amortised over the estimated life of the customer relationship. Related connection costs are also deferred, to the extent of the connection revenues deferred and amortised over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically. Management believes that the new accounting policy for connection revenues and costs better reflects the economic reality of connection revenues and costs and is also consistent with current practices within the telecommunication industry. The adoption of the new accounting policy was retrospective and therefore the comparative figures have been restated.

The effect of the change in accounting policy for connection revenues and connection costs to the line items of the consolidated balance sheets and consolidated statements of profit and loss are summarised below:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Consolidated statements of profit and loss
Revenues	(509)	(973)	(2,368)
Cost of sales	704	475	909
Profit for the year from continuing operations	195	(498)	(1,459)
Net profit for the year	195	(498)	(1,459)
Consolidated balance sheets
Prepayments and accrued income	2,088	1,384	909
Total current assets	2,088	1,384	909
Total assets	2,088	1,384	909
Accumulated losses brought forward	(1,957)	(1,459)	—
Profit for the year attributable to equity holders	195	(498)	(1,459)
Total equity	(1,762)	(1,957)	(1,459)
Other current liabilities	3,850	3,341	2,368
Total liabilities	3,850	3,341	2,368
Total equity and liabilities	2,088	1,384	909
Effect on earnings per share
(expressed in US$per common share)
—Basic, attributable to equity holders	0.00	(0.01)	(0.02)
—Diluted, attributable to equity holders	0.00	(0.01)	(0.02)

Adoption of new standards

The following new standards are applicable for the Group’s accounting periods beginning on or after January 1, 2005:

IFRS 2—Share-based payment

The adoption of IFRS 2 resulted in a change in the accounting policy for share-based payments. Prior to its adoption on January 1, 2005 stock options granted to Directors and employees did not result in a charge to the profit and loss statement. Subsequent to that date, as per the transitional provisions of IFRS 2, Millicom charges the cost of stock options to the profit and loss statement for options granted after November 7, 2002 which had not yet vested on January 1, 2005. On the date of grant, Millicom computes the fair value of the stock options, using an option pricing model, and recognizes the so determined fair value over the vesting period. The adoption of IFRS 2 was retrospective and therefore Millicom restated comparative figures.

The effect of the adoption of IFRS 2 to the line items of the consolidated balance sheets and consolidated statements of profit and loss are summarised below:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Consolidated statements of profit and loss
General and administrative expenses	(3,075)	(1,852)	(443)
Profit before tax	(3,075)	(1,852)	(443)
Profit for the year from continuing operations	(3,075)	(1,852)	(443)
Net profit for the year	(3,075)	(1,852)	(443)
Consolidated balance sheets
Share premium	462	—	—
Other reserves	4,910	2,297	445
Accumulated losses brought forward	(2,297)	(445)	(2)
Profit for the year attributable to equity holders	(3,075)	(1,852)	(443)
Effect on earnings per share
(expressed in US$per common share)
—Basic, attributable to equity holders	(0.03)	(0.02)	(0.01)
—Diluted, attributable to equity holders	(0.03)	(0.02)	(0.01)

IFRS 3—Business Combinations

The adoption of IFRS 3 resulted in a change in the accounting policy of goodwill. Until December 31, 2004 goodwill was amortised on a straight line basis over its estimated useful life but not longer than 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, Millicom ceased amortisation of goodwill from January 1, 2005 and eliminated the carrying amount of accumulated amortisation on that date with a corresponding decrease in the cost of goodwill. On that date Millicom also derecognised negative goodwill of $8.2 million, resulting in an increase of $8.2 million in the consolidated balance sheets captions “Goodwill” and “Accumulated losses brought forward”.

Significant Recent Accounting Developments

U.S. GAAP Developments

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion 20, “Accounting Changes” (“APBO 20”) and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”). SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APBO 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APBO 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 carries forward many provisions of APBO 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS 154 also carries forward the provisions of SFAS 3 that govern reporting accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial position, results of operations, or cash flows.

In December, 2004 the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment.” Statement 123(R) replaces FASB Statement 123, “Accounting for Stock-Based Compensation,” supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are currently assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position, results of operations or cash flows.

 In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion 29.” The guidance in Accounting Principles Board Opinion 29 (“APBO 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

In March 2004, the EITF reached a consensus on EITF Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities,” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, `The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”‘ We do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

IFRS Developments

At the date these consolidated financial statements were prepared, several new IFRS, Amendments and IFRIC Interpretations were issued but not yet effective, being the following the most relevant to Millicom’s consolidated financial statements:

Per the Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates, exchange differences arising from intragroup monetary items, which in substance, form part of the net investment in a foreign operation, are classified as equity until the disposal of the foreign operation, irrespective of the currency in which the monetary item is denominated. An entity shall apply this Amendment for annual periods beginning on or after 1 January 2006. We do not anticipate that the adoption of this Amendment at the required effective date will have a significant effect on our financial position, results of operations, or cash flows.

Tabular Disclosure of Contractual Obligations

Contractual Obligations

We have various contractual obligations to make future payments, including debt agreements, payables for license fees and lease obligations. The following table summarizes our obligations under these contracts due by period as of December 31, 2005.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (before unamortized financing fees)	418,035	77,098	242,847	550,338	1,288,318
Unpaid portion of license fees	48,760	71,592	22,926	56,211	199,489
Operating leases	10,084	10,789	9,016	14,840	44,729
Financial leases	258	528	223	0	1,009
Capital expenditure	92,042	44,741	—	—	136,783
Total	569,179	204,748	275,012	621,389	1,670,328

The following table summarizes our obligations under these contracts due by period as of December 31, 2004.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (before unamortized financing fees)	88,511	470,402	34,348	554,229	1,147,490
Unpaid portion of license fees	32,347	100,171	24,667	62,797	219,982
Operating leases	7,035	9,823	6,873	9,784	33,515
Financial leases	214	409	428	—	1,051
Capital expenditure	72,479	19,369	—	—	91,848
Total	200,586	600,174	66,316	626,810	1,493,886

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

Millicom’s directors are as follows:

Name	Position	Independent	Year Elected	Date of Expiration of Term
Vigo Carlund	Member	No	2002	May 2006
Donna Cordner	Member	Yes	2004	May 2006
Ernest Cravatte	Member	Yes	2003	May 2006
Lars-Johan Jarnheimer	Member	No	2001	May 2006
Daniel Johannesson	Chairman	Yes	2003	May 2006
Raymond Kirsch	Member	Yes	1994	May 2006
Michel Massart	Member	Yes	2003	May 2006
Cristina Stenbeck	Member	No	2003	May 2006
Tope Lawani	Member	Yes	2005	May 2006

Daniel Johannesson (born 1943)-Non-executive Chairman, Member of the Nomination and Compensation Committees.   Daniel Johannesson was appointed to the Board of Millicom in May 2003. He became Chairman on March 8, 2004. He has held a number of executive positions at major Swedish companies including Senior Executive of the construction company Skanska, where he was responsible for telecommunications and facilities management interests and Chief Executive Officer of Investment AB Kinnevik and national railway operator, SJ. He is also Non-executive Chairman of Carmen Systems AB.

Vigo Carlund (born 1946)-Non-executive Director, Member of the Compensation Committee.   Vigo Carlund has worked for the Kinnevik Group companies since 1968. He was previously Vice President of Investment AB Kinnevik and became President and CEO in May 1999. He is Chairman of Metro International S.A. and Korsnas AB and is Vice Chairman of Tele2 AB. He was appointed to the Board of Millicom in 2002 and is also a member of the Board of Invik & Co. AB, Modern Times Group MTG AB and Transcom Worldwide S.A.

Michel Massart (born 1951)-Non-executive Director, Chairman of the Audit Committee.   Michel Massart was appointed to the Board in May 2003. Up to June 2002, he was a Partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997. He was a former member of the Board of the Institute of Statutory Auditors. He is currently a professor at Solvay Business School in Brussels, Belgium.

Tope Lawani (born 1970)-Non-executive Director, Member of the Audit Committee.   Tope Lawani was elected to the Board of Millicom in May 2005. He is co-founder and Managing Director of Helios Investment Partners, a private investment firm formed to pursue private equity investments in Sub-Saharan Africa. From 1996 to January 2004 he was Principal in Texas Pacific Group, a global private investment firm. He is a member of the Board of Directors of Finacity, a former member of the Board of Directors of Debenhams and a former alternate member of the Boards of J Crew and Burger King Corp.

Donna Cordner (born 1956)-Non-executive Director, Member of the Nomination and Compensation Committees.   Donna Cordner was elected to the Board of Millicom in May 2004. She was formerly Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior management positions at Société Générale and ABN AMRO Bank N.V. in the U.S. and Europe, including as the Director of ABN’s Latin American Telecommunications Project Finance and Advisory Group. Mrs. Cordner was until July 2005 CEO of

HOFKAM Limited, which is the largest rural microfinance company in Uganda and she continues to advise HOFKAM on a consultant basis.

Cristina Stenbeck (born 1977)-Non-executive Director, Member of the Compensation Committee.   Cristina Stenbeck became a Director of Millicom in May 2003. She is Vice Chairman of the Board of Directors of Investment AB Kinnevik, Invik & Co AB and Metro International S.A. and a member of the Board of Directors of Modern Times Group MTG AB, Tele2 AB and Transcom WorldWide S.A.

Lars-Johan Jarnheimer (born 1960)-Non-executive Director.   Lars-Johan Jarnheimer became a Director of Millicom in May 2001. He has been President and CEO of Tele2 AB since March 1999. He previously held various posts at IKEA, Hennes & Mauritz, SARA Hotels and SAAB Opel Sverige AB and was President of ZTV for a short time before joining Comviq. He was president of Comviq from 1993 to 1997. He is also on the Boards of Modern Times Group MTG AB, Arvid Nordquist Handels AB and INGKA Holding B.V., the parent company of the IKEA Group of Companies.

Raymond Kirsch (born 1943)-Non-executive Director, Member of the Audit Committee.   Raymond Kirsch became a Director of Millicom in May 1994. He is the former President and Chief Executive Officer of Banque et Caisse d’Epargne de l’Etat Luxembourg. He was appointed Chairman of the Board of the Luxembourg Stock Exchange in February 2004 and is Chairman of the Board of Governors of the University of Luxembourg. Mr. Kirsch is also a board member of CLT-UFA Holding S.A., the parent company of the RTL television and radio channels (Luxembourg, Belgium, Germany).

Ernest Cravatte (born 1949)-Non-executive Director, Member of the Audit and Nomination Committees. Ernest Cravatte was appointed to the Board of Millicom in May 2003. He is the CEO of Banque Raiffeisen Luxembourg and was formerly a member Board of Directors and of the Executive Management of Banque Generale du Luxembourg. He is currently a Board member in a number of companies including Pioneer Asset Management S.A., RBC (Royal Bank of Canada) Capital Markets Arbitrage S.A. and OTTO Finance AG.

Board Practices

The Board has developed and continuously evaluates its work procedures in line with the corporate governance rules of NASDAQ in the United States of America regarding reporting, disclosure and other requirements applicable to NASDAQ-listed companies. The Board received confirmation in early 2006 from the Stockholm Stock Exchange that it is exempt from the new Swedish Code of Corporate Governance so long as it adheres to NASDAQ corporate governance rules. The Board’s work procedures also take into account the requirements of the U.S. Sarbanes-Oxley Act of 2002 to the extent it applies to foreign private issuers.

At the 2005 Annual General Meeting of Shareholders (the “AGM”) in May, Mr. Tope Lawani was elected as a new member of the Board of Directors.

The Board met 15 times during 2005.

The work of the Board is divided between the Board and its committees:

•       the Audit Committee,

•       the Compensation Committee and

•       the Nominations Committee.

The Board also creates “ad hoc” committees to work on specific projects when the need arises. In connection with our ongoing strategic review, an “ad hoc” committee has been formed comprised of Daniel Johannesson, Donna Cordner, Michel Massart and Tope Lawani. Any “ad hoc” committee reports back to the full Board.

The main task of the Board committees is to work on behalf of the Board within their respective areas of responsibility.

The Board has adopted work procedures to establish a division of work between the Board and the President and Chief Executive Officer (the “CEO”). The Chairman has discussions with each member of the Board regarding the work procedures of the Board and the yearly evaluation of the Board’s work. The other members of the Board evaluate the performance of the Chairman each year. The Board also evaluates yearly the performance of the CEO.

Audit Committee.   Millicom’s directors have established an Audit Committee that convenes at least four times a year, comprising four directors, Mr. Michel Massart (Chairman and financial expert), Mr. Ernest Cravatte, Mr. Raymond Kirsch and Mr. Tope Lawani. This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of external auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements and accounting standards, independence of external auditors, audit fees, the internal audit function, the fraud risk assessment and ensuring that an effective system of internal financial controls exists. The ultimate responsibility for reviewing and approving Millicom’s annual and quarterly financial reports and accounts remains with the Board. The Audit Committee met 12 times during 2005 and Millicom’s external auditors participated in each such meeting.

Compensation Committee.   Millicom’s directors have established a Compensation Committee comprising Mr. Johannesson (Chairman of the committee), Ms. Cordner, Ms. Stenbeck and Mr. Carlund. This committee reviews and makes recommendations to the Board regarding the compensation of the CEO and the other senior executives as well as the management succession planning. The grant of stock options are recommended by the CEO, reviewed and approved  by the Compensation Committee and the Board and voted on by the shareholders at the Annual General Meeting of Shareholders (“AGM”).

Nominations Committee.   Following the AGM of May 2005, a Nominations Committee was established comprising Mr. Johannesson (Chairman), Mr. Cravatte and Ms Cordner. This committee makes recommendations for the election of Directors to the AGM. The Nominations Committee had its first meeting on October 26, 2005. At the AGM, shareholders may vote for or against the directors proposed for election or may elect different directors. The Nominations Committee reviews and recommends the director’s fees which are voted on by the shareholders at the AGM.

Corporate Policy Manual.   The Board has adopted the Millicom Corporate Policy Manual, Millicom’s central reference for all matters relating to its corporate governance policy. Regional policies that are more stringent or detailed than those set out in the Millicom Corporate Policy Manual are adopted as necessary. The Code of Ethics is a part of the Millicom Corporate Policy Manual. All senior executives, as well as every member of the Board, must sign a statement acknowledging that they have read, understood and will comply with the Code of Ethics.

Directors’ Service Agreements.   None of Millicom’s directors have entered into service agreements with Millicom or any of its subsidiaries providing for benefits upon termination of their respective directorships.

Senior Management

Name	Position
Marc Beuls	President and Chief Executive Officer
Mikael Grahne	Chief Operating Officer
David Sach	Chief Financial Officer
Mario Zanotti	Cluster General Manager—Central America
Ricardo Maiztegui	Cluster General Manager—South America
Iain Williams	Cluster General Manager—Africa
Won-Suck Song	Cluster General Manager—South Asia
Judy Tan	Cluster General Manager—South East Asia

Marc Beuls, born 1956, President and Chief Executive Officer, was promoted to his current position in January 1998 from his position as Senior Vice President Finance. Mr. Beuls joined Millicom in March 1992. Prior to joining Millicom he held several positions with Generale Banque Belgium, both as branch manager and senior trade finance manager for emerging markets. Mr. Beuls is also a non-executive director of Tele2 AB and a non-executive director at Banque Invik.

Mikael Grahne, born 1953, joined Millicom in February 2002, having previously been President of Seagram Latin America. Prior to joining Seagram, he held various senior management positions at PepsiCo and at Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki.

David Sach, born 1961, joined Millicom in September 2005. He started his career with PricewaterhouseCoopers in New York and later in London. He then moved to the Thomson Corporation as Vice President and CFO of the Professional Publishing division in America and joined the Emi Group in 1995, first as Vice President of EMI Music, then as Group Financial Controller. Before joining Millicom, he worked for Equant as Senior Vice President of Finance and Chief Accounting Officer and left after it was acquired by France Telecom. David Sach is a CPA and has BSc in Accounting from the State University of New York.

Mario Zanotti, born 1962, joined Millicom in 1992 as a General Manager of Telecel Paraguay. In 1998 he became Managing Director of Tele2 Italy and in 2000 he was appointed CEO of YXK Systems. Before joining Millicom he worked as an electrical engineer at the Itaipu Hydroelectric Power Plant and later as Chief Engineer of the biggest electrical contractor company in Paraguay. He has a degree in Electrical Engineering from the Pontificia Universidade Catolica in Porto Alegre, Brazil and an MBA from INCAE and the Universidad Catolica de Asuncion, Paraguay.

Ricardo Maiztegui, born 1963, joined Millicom in 1998 as Managing Director of Telecel Paraguay. Prior to joining the Company he was Marketing Director in CTI (Verizon), and previously at Telintar (Telefonica). Mr Maiztegui has an Executive MBA from Universidad Austral in Argentina and a Master in Physics from Universidad de Buenos Aires.

Iain Williams, born 1964, has been with Millicom since 1996, previously as Vice-President Operations for Sanbao (Millicom Asia) and initially as the first CEO of Millicom’s Cambodian operation, CamGSM. Prior to this he held various senior international commercial and general management roles with Coats Viyella. Iain Williams is also our Country Manager in Pakistan and the CEO of Pakcom. He has a Masters in Economics from St Andrews University.

Won-Suck Song, born 1967, was appointed to his current position in September 2005 and also has a Group-wide operations role as Executive Vice President of Operations. He started his career with the Kinnevik Group in 1997, when he held the position of Chief Operating Officer of Metro International before being transferred in June 2001 to Tele2 AB as Executive Vice President. He studied Mechanical engineering at the Royal Institute of Technology.

Judy Tan, born 1970, joined Millicom in 1998 She was appointed to her current position in September 2005 and she also has a Group-wide operations role as Chief of Finance-Global Operations. Judy Tan qualified as a Certified Public accountant with PricewaterhouseCoopers, Singapore and has an MBA from Imperial College, London.

Remuneration of Directors and Senior Executives

Principles

The remuneration of the members of the board of directors of the Company (the “Board”) is comprised of an annual fee and stock options. The annual fee and the number of stock options granted are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the “AGM”).

The remuneration of the CEO and other senior executives comprises one or more of the following: an annual base salary, bonus, stock options, private medical insurance, pension, life insurance, certain other benefits such as housing allowance or payment of school fees, and social security contributions. Other senior executives include the Chief Operating Officer, the Chief Financial Officer and the Cluster Managers for Central America, South America, Africa, South Asia and South East Asia. The bonus and stock options programmes are based on actual performance comprising a mix of individual and Millicom performance. Option grants are approved once a year by the shareholders at the AGM following the recommendation of the Board. For 2005, the annual base salary and other benefits of the CEO was approved by the Chairman, and the annual base salary and other benefits of other senior executives were set by the CEO and approved by the Compensation Committee.

Remuneration and pensions

2005

The remuneration charge for 2005 of the Chairman was $75,000 and a total of $455,000 for the other members of the Board. In 2005, 25,000 stock options were granted to the Chairman and 175,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $137,000 for the Chairman and $854,000 for the other members of the Board. As of December 31, 2005, the Chairman held 45,000 stock options and the other members of the Board held 636,054 stock options.

The remuneration charge of the CEO for 2005 was about $2,139,000 of which bonus amounted to $602,000. On December 31, 2005 the pension insurance plan of the CEO was changed from a defined benefit plan to a defined contribution plan. As a result the net pension liability of $974,000, resulting from the valuation of the defined benefit obligations less the plan assets, was reversed. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CEO for 2005 amounted to an income of $573,000 of which $401,000 related to the 2005 charge for service cost and interest and an income of $974,000 for the reversal of the net pension liability. In 2005, 75,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $553,000 for the CEO. As of December 31, 2005, the CEO held 1,636,100 stock options.

The remuneration charge for the other senior executives (7 executives) for 2005 was a total of $3.6 million of which bonuses amounted to $1.0 million and other benefits amounted to $0.7 million. The pension insurance charge for senior executives for 2005 amounted to $19,000. In 2005, 203,100 options were granted to the other senior executives at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $0.7 million for the other senior executives. As of December 31, 2005, the other senior executives held 645,241 stock options.

2004

The remuneration charge for 2004 of the Chairman was $56,000 and a total of $315,000 for the other members of the Board. In 2004, 20,000 stock options were granted to the Chairman and 120,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the Chairman held 20,000 stock options and the other members of the Board held 465,600 stock options.

The total salary of the CEO in 2004 was $1,988,000, including a bonus of $497,300. The pension insurance charge of the CEO for 2004 amounted to $1,370,000 of which $396,000 related to the 2004 service cost and interest and $974,000 represented the difference between the actuarial liability and the plan assets. During 2005 contributions to the pension insurance of the CEO were based on a service cost and interest paid to a third party insurance company. The yearly contribution is based on the projected entitlement at the time of retirement and is based on an average of the annual base salary of previous years and length of service with the Company. As of December 31, 2004, the pension actuarial liability amounted to $3,827,000 and the pension plan assets amounted to $2,853,000. The net pension liability of $974,000 is recorded under the caption “Other non-current liabilities”. In 2004, 50,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the CEO held 1,561,100 stock options.

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

Severance Payments

If the employment of any of the eight key senior executives of Millicom is terminated, severance of up to 12 months salary is payable.

The eight key senior executives (Marc Beuls, David Sach, Mikael Grahne, Mario Zanotti, Ricardo Maiztegui, Judy Tan, Won-Suck Song and Iain Williams) have each entered into a Change of Control Agreement effective January 1, 2006, whereby if the executive’s employment is terminated during the period commencing on a change of control of Millicom and ending on the second anniversary of such event, either by the Millicom entity employing the executive without cause (other than by reason of disability or death) or by the executive for “good reason”, in lieu of any other severance benefits to which the executive would be entitled under any other plans or programs of his employer or Millicom, the executive will be entitled to the following benefits:

•       Immediately preceding the change of control event each stock option then held by the executive and each share of restricted stock issued to the executive under any Restricted Stock Plan will become fully vested and each such fully vested option shall be cancelled in exchange for a cash payment to the executive in an amount determined by multiplying the number of option shares by the positive difference between the price per share of Millicom common stock payable after consummation of any change of control and the per share exercise price of such option, net of any applicable withholding tax;

•       The executive will receive the sum of accrued unpaid base salary through the termination date, any prior year bonus earned but not paid and the full value of all vacation accrued but not used as of the termination date.

•       The executive will receive an amount equal to one time the sum of the executive’s base salary and bonus amount (calculated as the average of the bonuses of the last three years).

•       The executive will receive an amount in cash equal to the total of the executive’s entitlement based on his employment agreement to a car allowance, housing and school fees benefits, if applicable; the executive’s pro-rated participation in any pension and long-term incentive plans that Millicom may have maintained immediately prior to the change of control event as if the executive had remained employed for 12 additional complete months of service from the termination date, assuming the executive’s annual compensation comprised of base salary plus final year amount during such period is equal to his compensation immediately prior to the change of control event; and the executive’s pro-rated share in any employer contributions (including employer matching contributions) that Millicom made during such period to any defined contribution plan in which the executive was a participant immediately prior to the change of control event in an amount equal to the amount of such contribution for the plan year immediately preceding the occurrence of the change of control event, in each case assuming that the executive is fully (100%) vested under any retirement plan in which he was a participant immediately prior to the change of control event.

•       The executive will receive any other benefits under other plans and programs of Millicom in accordance with their terms.

Each employee of Millicom worldwide and each of the nine members of Millicom’s Board of Directors who owns options to purchase Millicom stock has entered into an agreement effective as of March 1, 2006 with Millicom which gives the employee/director the same benefits as those given to the eight key senior executives in respect of immediate vesting of stock options in the event of a change of control, as outlined in the first bullet point above.

Other

From time to time, Millicom has allowed its senior executives to participate in its operations. In Millicom’s operations in Vietnam, Mr. Muhammed Akhtar Zaman, a senior vice president of Millicom, owns 20% of Comvik International (Vietnam) AB. In Millicom’s operations in Cambodia, Mr. Zaman owns 3.1% of CamGSM Company Limited and 3% of Royal Telecam International Limited. In Laos, Mr. Zaman owns 3.9% of Millicom Laos. Mr. Zaman holds the right to acquire a part of the equity ownership in the local company or its immediate parent in the event he is able to obtain a mobile telephony license for Millicom to offer its services in that country.

Options

The following options to purchase shares of Millicom common stock with a par value of $1.50 each, issued to directors, officers and employees of Millicom were outstanding as of December 31, 2005.

Date issued	Number of options	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002, May 2003 and May 2004	1,992,158	3.32 - 35.91	Exercisable over a three-year period in equal installments. Options have an indefinite life.
May 2005	200,000	20.56	Exercisable over a three-year period in equal installments. Options have a twenty year life.

Date issued	Number of options	Exercise price $	Terms of option
December 2001, December 2002, May 2003 and May 2004	935,449	3.32 - 25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	484,240	20.56

Exercisable over a five year period (1/5 vested after one year, 2/5 vested after two years, 3/5 vested after 3 years, 4/5 vested after four years, 100% vested after 5 years). Options expire after six years from date of grant.

May 2000, June 2000 and July 2005	200,540	20.56 - 31.88	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

Share and Option Ownership of Directors and Members of Senior Management

The following table sets out, as at December 31, 2005, the total amount of Millicom common stock and options beneficially owned by the directors, the CEO and the other members of senior management of Millicom. Options are recommended once a year by the Board of Directors and are approved at the annual shareholders meeting. In 2005, 740,740 options were granted at an exercise price of $20.56, representing the market price at date of grant plus a mark-up of 15%.

	Common Stock		Total number of options(1)		Of which Options granted in 2005
Chairman of the Board of Directors	0		45,000		25,000
Other members of the Board of Directors	2,075,875	(2)	636,054		175,000
CEO	154,032		1,636,100	(3)	75,000
Other members of the senior management	631,559		645,241		203,100

(1)          Further information regarding stock options is included in Note 23 of the Notes to the consolidated financial statements.

(2)          This includes 2,032,932 shares owned by the 1980 Stenbeck Trust.

(3)          On January 2, 2006, the CEO exercised 844,440 options.

Employees

On an attributable basis, Millicom employed an average of 2,938 employees in 2005, of which 610 were employed in Central America, 541 in South America, 605 in Africa, 693 in South Asia 464 in South East Asia and 25 in Europe. On an attributable basis, Millicom employed an average of 2,470 employees during the year ended December 31, 2004. Of these, 568 were employed in Central America, 513 in South America, 443 in Africa, 657 in South Asia, 273 in South East Asia and 16 in Europe.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

The table below sets out certain information known to Millicom as of December 31, 2005, unless indicated otherwise, with respect to beneficial ownership of Millicom common stock, par value $1.50 each (after the stock split effected in February 2004), by:

•       each person who beneficially owns more than 5% of Millicom common stock, and

•       significant related parties to Millicom.

Shareholder	Amount of Shares	Percentage
Investment AB Kinnevik	37,835,438	38%
The 1980 Stenbeck Trust(1)	2,032,932	2%

(1)   The 1980 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the wife and children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the Millicom common stock held by the 1980 Stenbeck Trust is vested in the trustees. The trustees of the 1980 Stenbeck Trust are Leonard Gubar, Henry Guy and David Marcus. Mr. Gubar is an attorney in New York State. Mr. Guy is the Chief Executive Officer of Modern Holdings. Mr. Marcus is the Chairman of both Modern Holdings and Great Universal, Inc. The trustees have disclaimed beneficial ownership of the shares owned by the 1980 Stenbeck Trust.

Except as otherwise indicated, the holders listed above have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed above have the same voting rights as all other holders of Millicom common stock. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of stock options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Related Party Transactions

Kinnevik

The Company’s principal shareholder is Investment AB Kinnevik and subsidiaries (“Kinnevik”). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2005, Kinnevik owned approximately 38% of Millicom.

During 2005, Kinnevik purchased 2,692,903 Millicom shares of the Company (2004: 5,600,000).

The Group maintains corporate bank accounts at Banque Invik, a subsidiary of Kinnevik, through which it makes payments and receives cash in the normal course of business. As of December 31, 2005, the Group had current accounts, time deposits, blocked deposits and a bank facility of $3.0 million at Banque Invik.

Services purchased and sold to related companies

The following sales and purchases and outstanding balances occurred with companies related to Millicom. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

Millicom had the following payables to related parties and made purchases from related parties as follows:

	Purchases in year		Amount payable as of December 31,
	2005	2004	2005	2004
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
3C Communications	236	233	10	—
Applied Value	—	81	—	—
AVI	45	403	—	70
Banque Invik	665	665	3,783	57
Bassett	2,142	376	22	130
Foreign Value	1,246	1,859	—	—
Fischer Partners	56	37	4	—
Great Universal	—	192	214	78
Kinnevik	6	5	1	—
Metro	—	21	—	—
Modern Treuhand	390	569	293	415
Modern Times Group	25	5	—	1
Netcom Consultants(i)	217	1,129	—	—
Praesidium(ii)	—	13	—	—
Procure-it-right	1,584	978	155	8
Search Value	370	257	—	—
Shared Services	218	146	33	34
Shared Value	653	680	34	5
Tele2 AB	260	234	231	177
	8,113	7,883	4,780	975

(i)              No longer a related party as at December 31, 2005.

(ii)           No longer a related party as at December 31, 2005 and 2004.

As of December 31, 2005 and 2004, Millicom had the following receivables from related parties:

	2005	2004
	US$ ‘000	US$ ‘000
Kinnevik	154	154
Millicom Technologies Ltd	84	83
Modern Holdings	1,093	1,383
Modern Times Group	268	265
Netcom	8	8
Shared Value	18	18
Stonebrook Enterprises	156	156
	1,781	2,067

In the opinion of management, the transactions described above have been entered on terms similar to those that would have been obtained from independent parties.

ITEM 8.                FINANCIAL INFORMATION

Financial Statements and Other Information

We file our financial statements under Item 18.

Legal Proceedings

We are a party to various litigation matters in almost each jurisdiction in which we operate, but in management’s opinion these matters will not, either singly or taken together, have a material negative impact on our financial position or operations.

Dividend Policy

Holders of Millicom common stock are entitled to receive dividends ratably when, as and if declared by the Company’s Board of Directors, subject to Luxembourg legal reserve requirements. Millicom has not paid any cash dividends on its common stock since inception. Millicom anticipates that it will retain any earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends on Millicom common stock in the foreseeable future. In addition, the ability of Millicom to make dividend payments or other payments on its common stock is limited by the Indenture for Millicom’s new Notes. Management will consider any tax consequences to Millicom before declaring a dividend.

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

	High	Low
Year ended December 31, 2000	$61.12	$16.08
Year ended December 31, 2001	$25.69	$6.87
Year ended December 31, 2002	$10.44	$0.29
Year ended December 31, 2003	$19.88	$16.20
Year ended December 31, 2004
First Quarter 2004	$22.92	$17.35
Second Quarter 2004	$27.80	$20.52
Third Quarter 2004	$22.00	$14.58
October 2004	$20.53	$17.34
November 2004	$23.30	$20.00
December 2004	$24.05	$22.07
Year ended December 31, 2005
First Quarter 2005	$23.15	$19.77
Second Quarter 2005	$20.86	$15.91
Third Quarter 2005	$21.55	$18.10
October 2005	$19.49	$17.89
November 2005	$23.04	$18.89
December 2005	$26.84	$23.11
January 2006	$39.93	$27.86
February 2006	$42.48	$39.86
March 2006	$47.59	$41.23

On April 28, 2006, the closing market price for Millicom common stock on the NASDAQ National Market was $49.18.

Our shares are also traded on the Stockholmsbörsen (the Stockholm Stock Exchange).

NASDAQ Corporate Governance Exemption

The NASDAQ Stock Market granted an exemption to Millicom with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum specified in its by-laws for any meeting of the holders of common stock, which may not be less than 33 1/3% of the outstanding shares of the company’s common voting stock. Our articles of association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders. This absence of a quorum requirement is in accordance with Luxembourg law and generally accepted business practice in Luxembourg.

ITEM 10.         ADDITIONAL INFORMATION

Articles of Association

Registration and Object

Millicom International Cellular is a public liability company (société anonyme) governed by the Luxembourg law of August 10, 1915 on Commercial Companies, incorporated on June 16, 1992, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 40.630.

The articles of incorporation of Millicom define its purpose as follows: “[...] to engage in all transactions pertaining directly or indirectly to the acquisition of participating interests in any business enterprise, including but not limited to, the administration, management, control and development of any such enterprise, and to engage in all other transactions in which a company created under the laws of Luxembourg may engage”.

Directors

Restrictions on voting—In case a director has a personal material interest in a proposal, arrangement or contract to be decided by Millicom, the articles of incorporation provide that the validity of the decision of Millicom is not affected by a conflict of interest existing with respect to a director. However, any such personal interest must be disclosed to the board of directors ahead of the vote and the relevant director may not vote on the relevant issue. Such conflict of interest must be reported to the next general meeting of shareholders.

Compensation and Nomination—The decision on the annual remuneration of the directors (“tantièmes”) is reserved by the articles of incorporation to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, the directors may vote on the amount of shares they may be allotted under any share option scheme. Following the annual general meeting of shareholders in May 2004, a Nominations Committee was established comprising Ms. Stenbeck (Chairwoman), Mr. Johannesson and Mr Carlund. This committee makes recommendations for the election of directors to the AGM. At the AGM, shareholders may vote for or against the directors proposed or may elect different directors. The Nominations Committee reviews and recommends the director’s fees which are approved by the shareholders at the AGM.

Borrowing powers—The directors generally have unrestricted borrowing powers on behalf of and for the benefit of Millicom.

Age limit—There is no age limit for being a director of Millicom. Directors are elected for a one year term with a maximum of six years and are re-eligible.

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

Redemption of shares—The articles of incorporation provide for the possibility and the terms of the repurchase by Millicom of its own shares, solely at Millicom’s initiative.

Sinking funds—Millicom’s shares are not subject to any sinking fund.

Liability for further capital calls—All of the issued shares in Millicom’s capital are fully paid. Accordingly none of Millicom’s shareholders are liable for further capital calls.

Principal shareholder restrictions—There are no provisions in the articles of incorporation that discriminate against any existing or prospective holder of Millicom’s shares as a result of such shareholder owning a substantial number of shares.

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

Shareholders’ Meetings

General meetings of shareholders are convened by convening notice published in the Luxembourg official Gazette and in a Luxembourg newspaper, twice at an interval of eight days, at least eight days prior to the meeting. If all the shares are registered shares, a convening notice may, as an alternative to the publication, be sent to each shareholder by registered mail at least eight days before the annual general meeting (“AGM”). According to article 17 of the articles of incorporation of Millicom, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year on the date provided for in the articles of incorporation, which is the last Tuesday in May each year. The 2006 AGM will take place in Luxembourg on May 30, 2006 at 4:00 p.m. Other meetings can be convened as necessary.

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

Material Contracts

In December 2004 and January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Bonds due 2010 (the “4% Convertible Bonds”). The closing and settlement date of the 4% Convertible Bonds was January 7, 2005.

The 4% Convertible Bonds are direct, unsecured obligations of Millicom. The rate of interest payable on the bonds is 4% per annum. Interest is payable semi-annually in arrear in equal installments on January 7 and July 7 of each year commencing on July 7, 2005.

Unless previously redeemed or converted, the bonds will be redeemed on January 7, 2010 at their principal amount.

Each bond will entitle the holder to convert such bond into shares or SDRs at the then applicable conversion price at any time on or after February 17, 2005 and up to December 28, 2009.

The initial conversion price will be $34.86 per share.

If Millicom experiences a change of control, during the 60 days period following such change of control, each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price ranging from $25.56 to $34.86 per share.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline and a change in control, each holder will have the right to require Millicom to redeem its notes at their principal amount plus accrued and unpaid interest and all other amounts due, if any.

The 4% Convertible Bonds were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of bonds.

In November 2003, Millicom issued $550 million aggregate amount of 10% Senior Notes due 2013 (the “10% Notes”) under an indenture dated November 24, 2003 between Millicom and The Bank of New York.

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

The 10% Notes may also be redeemed at Millicom’s option in whole, but not in part, at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, and other amounts due to the date of redemption, if Millicom (or its successor) becomes obligated to pay certain additional amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of Luxembourg (or such successor’s jurisdiction) or their respective political subdivisions or taxing authorities, or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective after the issue date of the 10% Notes (or the date such successor assumes Millicom’s obligations under the 10% Notes).

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

Under the indenture governing the 10% Notes, Millicom may not incur indebtedness unless the “leverage ratio” would be less than 4 to 1. The leverage ratio is the ratio of the consolidated principal amount of net debt outstanding to four times operating income. Even if Millicom ceases to meet the leverage ratio requirement, it may incur debt under several “debt baskets” set out in the indenture governing the 10% Notes.

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes (the “5% Mandatory Exchangeable Notes”), which are exchangeable into Tele2 AB series B shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications S.A. as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 26,905,200 Tele2 AB series B shares which Millicom beneficially owned through Millicom Telecommunications. The number of Tele2 shares that Millicom Telecommunications is obligated to deliver is based on a formula that takes into account the market price of the Tele2 shares prior to any exchange. Under the formula, Millicom Telecommunications could retain up to 30% of the increase in value of the Tele2 shares over the designated reference price of SEK 95 per share. As a result, at August 6, 2006 or earlier if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications may own up to approximately 23% of the 26,905,200 Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes.

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

The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom’s limited right to participate in the increase in value of the Tele2 shares, is recorded at fair value, taking into account time and volatility factors. As of December 31, 2004 and 2003, the fair value of the embedded derivative amounted to an asset of $45,255,000 and a liability of $103,457,000 respectively, with the variation for the year ended December 31, 2004 amounting to a gain of $148,712,000 and for the period from August 7, 2003 to December 31, 2003 amounting to a gain of $84,578,000, each recorded under the caption “Fair value result on financial instruments”.

108

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation of Luxembourg that may affect:

•       the import or export of capital including the availability of cash and cash equivalents for use by the Group, and

•       the remittance of dividends, interests or other payments to non-resident holders of the Company’s securities other than those deriving from the U.S.-Luxembourg double taxation treaty.

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

United States Investors

(a)  Luxembourg Taxation.   The United States and Luxembourg are party to the Convention between the United States of America and the Grand-Duchy of Luxembourg with Respect to Taxes on Income and Property (the “Treaty”) for the purpose of avoiding double taxation. The Treaty provides that dividends received from the Company by a U.S. Holder (as defined below) are subject to a tax of 15% in most cases. Dividends received from the Company by a U.S. Holder are subject to tax at a reduced rate of 5% if the U.S. Holder is a company that owns directly at least 10% of the Company’s voting stock. In addition, the Treaty exempts from Luxembourg taxation dividends paid to U.S. Holders that are treated as corporations for U.S. federal income tax purposes, that are residents of the United States under the Treaty, and that directly hold at least 25% of the Company’s voting stock for an uninterrupted period of two years. This exemption only applies to distributions made from an effective industrial or commercial activity in Luxembourg (other than investment activities unless such investment activities are carried out by a bank or insurance company). These reduced rates are available only for dividends that are not attributable to a permanent establishment through which the U.S. Holder conducts a business in Luxembourg. The benefits of the Treaty are available to U.S. Holders that are “qualified residents” of the United States, as defined in the Treaty.

(b) Special Considerations.   Unfavorable U.S. tax rules apply to U.S. shareholders of a “passive foreign investment company” (“PFIC”). There can be no assurance that we presently are not, or will not become, a PFIC. Our substantial investment in associated companies’ securities and other “passive assets” result in a risk that we are a PFIC or could become a PFIC in the future. See “—PFIC Considerations.”

(c)  Taxation of Distributions on Millicom common stock.   Distributions made by the Company with respect to Millicom common stock (including the amount of any Luxembourg taxes withheld there from) will generally be includable in the gross income of a United States person who is an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation or a partnership created or organized in the United States or under the laws of the United States or of any state, or an estate or trust (other than a foreign estate or trust) that holds Millicom common stock (a “U.S. Holder”) as dividend income to the extent that such distributions are paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. A corporation organized in the United States or under the laws of the United States that owns 10% of the Company’s voting stock, however, may be entitled to a deduction for United States income tax purposes for a portion of a distribution treated as dividend income. To the extent, if any, that the amount of any such distribution exceeds the Company’s current or accumulated earnings and profits as so computed, it will first reduce the U.S. Holder’s tax basis in its Millicom common stock to the extent thereof, and, to the extent in excess of such tax basis, will be treated as a gain from the sale or exchange of property.

Under present law, the maximum tax rate applicable to dividends in the U.S. is 35%. The maximum tax rate applicable to “qualified dividends” received by individuals is 15%. Dividends paid by the Company to a U.S. Holder will not be eligible for this “qualified dividend” tax rate if the Company is a PFIC or a for its tax year in which the dividend is paid, or for its previous tax year. See “—PFIC Considerations”.

Future distributions of rights to subscribe to Millicom common stock, or of Millicom common stock that are made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Subject to certain conditions and limitations, the amount of any Luxembourg taxes (other than taxes with respect to which a U.S. Holder is entitled to a refund under the Treaty, even if such refund is not claimed or received) withheld on a distribution by the Company will be creditable against such holder’s U.S. federal income tax liability. Distributions with respect to Millicom common stock that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to Millicom common stock will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.”

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

(e)  PFIC Considerations.   A foreign corporation is a PFIC for any taxable year if either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of its assets produce, or are held for the production of, “passive income.” For purposes of determining whether it is a PFIC, a foreign corporation is treated as holding its share of the assets, and receiving its share of the income, of any other corporation in which it owns (directly or indirectly) 25% or more of the stock (by value). Our substantial investment in “passive assets” as well as the possibility that the Company may generate significant amounts of passive income from time to time, could cause us to be a PFIC or to become a PFIC in the future.

If the Company is a PFIC in any taxable year, a U.S. Holder who beneficially owns Millicom common stock, during such year must make an annual return on IRS Form 8621 that describes the distributions received with respect to Millicom common stock and any gain realized on the disposition of such Millicom common stock. Furthermore, if the Company is a PFIC for any taxable year during which a U.S. Holder holds Millicom common stock, such U.S. Holder generally will be subject to special rules (regardless of whether the Company continued to be a PFIC) with respect to (i) any “excess distribution” made with respect to the Millicom common stock (generally, any distributions received by the U.S. Holder on Millicom common stock in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for Millicom common stock) and (ii) any gain realized on the sale or other disposition of Millicom common stock. Under these rules, (a) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for Millicom common stock, (b) the amount allocated to the current taxable year would be taxed as ordinary income and (c) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other year.

A U.S. Holder could avoid the imposition of the interest charge with respect to such shares by making certain elections (either a mark-to-market election or a qualified electing fund (“QEF”) election). To make the mark-to-market election, Millicom common stock must be considered marketable under U.S. income tax rules. For a U.S. Holder to make the QEF election, the Company would have to satisfy certain reporting requirements.

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

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room located at 450 Fifth Street, NW, Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The principal market risks to which we are exposed are interest rate risk and foreign currency exchange risk.

Interest Rate Risk

The interest rate risk to which we are exposed is principally a function of our long-term debt. To alleviate this risk, we obtain both fixed-rate and floating-rate debt.

The table below summarizes, as at December 31, 2005, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	10,740	2,916	321	321	163,439	537,599	715,336
Av Int rate	5.2%	4.7%	7.1%	7.1%	4.0%	10.0%	8.5%
Ghana	1,533	—	—	—	—	—	1,533
Guatemala	2,892	2,895	2,896	2,895	2,895	—	14,473
Honduras	247	247	247	247	123	—	1,111
Mauritius	43	48	38	9	—	—	138
MTSA (SEK)	315,359	—	—	—	—	—	315,359
Paktel	1,505	—	—	—	—	—	1,505
Paraguay	2,869	—	—	—	—	—	2,869
Senegal	5,411	—	—	—	7,194	—	12,605
Local currency	329,859	3,190	3,181	3,151	10,212	—	349,593
Av Int rate	5.2%	7.5%	7.5%	7.5%	7.8%	0.00%	5,3%
Total fixed rate	340,599	6,106	3,502	3,472	173,651	537,599	1,064,929
Floating rate:
US dollar	26,006	23,350	16,016	15,147	4,170	338	85,027
Av Int rate	6.9%	6.7%	6.3%	6.3%	4.7%	10.7%	6.5%
Honduras	961	961	961	961	553	—	4,397
Mauritius	3,882	881	518	—	—	—	5,281
Pakistan	31,629	5,367	5,367	2,952	—	—	45,315
Sri Lanka	3,749	5,091	5,141	5,198	—	—	19,179
Tanzania	4,269	3,622	—	—	—	—	7,891
Other	604	—	—	—	—	—	604
Local currency	45,094	15,922	11,987	9,111	553	—	82,667
Av Int rate	8.8%	10.5%	12.3%	12.4%	12.7%	0.0%	10.1%
Total floating rate	71,100	39,272	28,003	24,258	4,723	338	167,694
Total	411,699	45,378	31,505	27,730	178,374	537,937	1,232,623

Included in the total for US dollar and MTSA (SEK) fixed-rate balances in 2005 above is $1,016,242,000 in respect of the book value of the 10% Senior Notes, the 4% Convertible Notes and the 5% Mandatory Exchangeable Notes for which the fair value as of December 31, 2005 is $1,005,289,000. For all other amounts the fair value is taken to be the book value as stated above.

The table below summarizes, as at December 31, 2004, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	10,545	10,077	997	—	—	536,629	558,248
Av Int rate	5.7%	5.8%	3.8%	—	—	10.0%	9.8%
MTSA (SEK)	—	365,006	—	—	—	—	365,006
Mauritius	8	21	23	21	—	—	73
Paraguay	11,543	—	—	—	—	—	11,543
Senegal	16,148	673	769	646	—	—	18,236
Local currency	27,699	365,700	792	667	—	—	394,858
Av Int rate	10.2%	5.0%	11.5%	11.5%	—	—	5.4%
Total fixed rate	38,244	375,777	1,789	667	—	536,629	953,106
Floating rate:
US dollar	21,125	17,614	16,434	9,218	8,347	447	73,185
Av Int rate	5.2%	5.7%	6.1%	4.9%	4.9%	7.4%	5.5%
Guatemala	—	4,728	4,728	4,728	4,728	3,782	22,694
Mauritius	1,436	929	1,853	325	—	—	4,543
Pakistan	13,345	9,241	8,414	—	—	—	31,000
Sri Lanka	485	1,628	2,171	2,171	2,171	—	8,626
Tanzania	5,213	3,295	2,348	1,740	—	—	12,596
Vietnam	8,663	—	—	—	—	—	8,663
Local currency	29,142	19,821	19,514	8,964	6,899	3,782	88,122
Av Int rate	8.7%	7.5%	7.2%	8.3%	9.3%	8.8%	8.1%
Total floating rate	50,267	37,435	35,948	18,182	15,246	4,229	161,307
Total	88,511	413,212	37,737	18,849	15,246	540,858	1,114,413

We have not historically used interest rate swaps, forward rate agreements or other futures contracts but instead have mainly managed our interest exposure by diversifying our debt between fixed and floating-rate loans. In the future, we may use such instruments to manage our interest exposure. There can be no assurance, however, that the use of any such instruments will be effective.

Included in the total for U.S. dollar and MTSA (SEK) fixed-rate balances in 2004 above is $901,635,000 in respect of the book value of 10% Senior Notes and the 5% Mandatory Exchangeable Notes for which the fair value as of December 31, 2004 is $892,823,000. For all other amounts, the fair value is taken to be the book value as stated above.

Exchange Rate Risk

We are exposed to fluctuations of the U.S. dollar against certain other currencies. We publish our financial statements in U.S. dollars while a significant proportion of our assets, liabilities, sales and costs are denominated in other currencies. We conduct our business in 16 different currencies.

We seek to protect our reported earnings from falling in U.S. dollar terms, from currency depreciation, by periodically adjusting our prices in local currency terms to reflect any such depreciation. In certain countries that experience very high inflation, we set our prices in direct relation to the U.S. dollar. However, there can be no assurance that a significant devaluation of a currency against the U.S. dollar can be offset, in whole or in part, by a corresponding price increase, even over the long term. For example, the devaluation of the currency in Paraguay in 2002 had an adverse effect on the results of our operations. For the years ended December 31, 2005, 2004 and 2003, we recorded an exchange gain and suffered exchange losses of $52,446,000, ($26,782,000) and ($45,649,000) respectively. In each year the main portion of the exchange gain (loss) related to the revaluation of the 5% Mandatory Exchangeable Notes which are denominated in Swedish Krona. To some extent, the broad mix of currencies in which we conduct our businesses and the geographic spread of our operations provide us with some measure of protection against specific exchange rate movements and reduces the overall sensitivity of our results to specific exchange rate fluctuations. We do not generally hedge our foreign currency exposure as it is considered that the cost of purchasing financial instruments outweighs the benefits derived.

At the venture level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. In some cases, we may borrow in U.S. dollars either because it is advantageous for operations to incur debt obligations in U.S. dollars or because dollar denominated borrowing is the only funding source available to a venture. In these circumstances, we decided to accept the inherent currency risk, principally because of the relatively high cost of buying, or inability to buy, forward cover in currencies of the countries in which we operate. See Note 2 of the “Notes to the Consolidated Financial Statements”.

The following table summarizes our debt detailing the balances at December 31, 2005, that were denominated in U.S. dollars and that in other local currencies.

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 yrs	Total
	(in thousands of US dollars, except percentages)
US dollar	39,746	26,265	16,337	15,468	167,609	537,937	800,362
Ghana	1,533	—	—	—	—	—	1,533
Guatemala	2,892	2,895	2,896	2,895	2,895	—	14,473
Honduras	1,208	1,208	1,208	1,208	677	—	5,509
MTSA (SEK)	315,359	—	—	—	—	—	315,359
Mauritius	3,925	930	556	9	—	—	5,420
Pakistan	33,134	5,367	5,367	2,952	—	—	46,820
Paraguay	2,869	—	—	—	—	—	2,869
Senegal	5,411	—	—	—	7,194	—	12,605
Sri Lanka	3,749	5,091	5,141	5,198	—	—	19,179
Tanzania	4,269	3,622	—	—	—	—	7,891
Other	604	—	—	—	—	—	604
Local currency	374,953	19,113	15,168	12,262	10,766	—	432,262
Total	414,699	45,378	31,505	27,730	178,375	537,937	1,232,624

The following table summarizes our debt detailing the balances at December 31, 2004, that were denominated in U.S. dollars and that in other local currencies.

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 yrs	Total
	(in thousands of US dollars, except percentages)
US dollar	31,670	27,691	17,431	9,218	8,347	537,076	631,433
MTSA (SEK)	—	365,006	—	—	—	—	365,006
Guatemala	—	4,728	4,728	4,728	4,728	3,782	22,694
Mauritius	1,444	950	1,876	346	—	—	4,616
Pakistan	13,345	9,241	8,414	—	—	—	31,000
Paraguay	11,543	—	—	—	—	—	11,543
Senegal	16,148	673	769	646	—	—	18,236
Sri Lanka	485	1,628	2,171	2,171	2,171	—	8,626
Tanzania	5,213	3,295	2,348	1,740	—	—	12,596
Vietnam	8,663	—	—	—	—	—	8,663
Local currency	56,841	385,521	20,306	9,631	6,899	3,782	482,980
Total	88,511	413,212	37,737	18,849	15,246	540,858	1,114,413

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable for Annual Report filing

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

Disclosure Controls

As of December 31, 2005, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

Operational and Financial Control

There have been no significant change in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.    We actively manage our operations through:

•       recruitment and selection of local management, which is subject to the approval of Millicom’s board of directors;

•       development of business plans in conjunction with local management;

•       approval of all significant capital expenditures by the board of directors of Millicom;

•       development of the mobile telephone network design and expansion plan with local technical management;

•       standardized weekly and monthly reporting and review and an annual budgeting process; and

•       supervision and support by our internal auditors and marketing, administrative, and legal personnel.

We seek to obtain a controlling ownership of our operations. In most cases, where we do not hold a controlling share in an operation, we manage our operations through stockholders’ agreements or similar arrangements, special rights with respect to board representation or special voting rights. Such provisions provide us with the means to approve or disapprove actions proposed by our partners. In some cases the stockholders’ agreements contain buyout, arbitration or other procedures that can be invoked in the event of a fundamental disagreement among us and our partners.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has appointed Michel Massart as its Audit Committee financial expert. Mr. Massart is an “independent” financial expert as such term is defined under the NASDAQ National Market listing requirements.

ITEM 16B.   CODE OF ETHICS

Millicom has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and to all other Millicom employees. The text of this code is available free of charge upon written request addressed to: General Counsel, Millicom International Cellular S.A., 75 Route de Longwy, L-8080 Bertrange, Grand-Duchy of Luxembourg, fax: + 352 27 759 359.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate amounts paid to Millicom’s auditors for the years ended December 31, 2005 and 2004.

	2005	2004
Audit Fees	2,207,491	1,768,735
Audit-Related Fees	126,071	4,010
Tax Fees	70,866	41,724
All Other Fees	5,951	3,500
Total	2,410,379	1,817,969

Audit-related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and procedure relates to the maintenance of fixed asset registers and inventory procedures and the issuance of certifications of loan covenant compliance required by Millicom’s debt agreements. Tax services consist principally of tax planning services and tax compliance services. Other services are services not included in the other categories.

Audit Committee Pre-approval Policies

The policies and procedures now provide that no non-audit services can be rendered by Millicom’s auditors without the prior consent of the Audit Committee.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Not applicable.

ITEM 18.         FINANCIAL STATEMENTS

See pages F-1 through F-83.

ITEM 19.   EXHIBITS

1.1	Articles of Association of Millicom International Cellular S.A.
2.1	Indenture, dated January 7, 2005 between Millicom International Cellular S.A. and The Bank of New York, as Trustee.***
2.2	Trust Deed, dated August 7, 2003 between Millicom Telecommunications S.A., Millicom International Cellular S.A. and Deutsche Trustee Company Limited.*
2.3

Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee, as amended (incorporated by reference to Exhibits 4.1 and 4.3 of the Company’s registration statement on Form F-4 (File No. 333-112948) filed on February 19, 2004 and January 13, 2005, respectively).*

4.1.	Business Co-Operation Contract dated June 2, 1994, as amended, among Vietnam Mobile Services Co., Industriforvaltnings AB Kinnevik and Comvik International Vietnam AB.**
12.1	Certification of Marc Beuls required by Securities Exchange Act of 1934, as amended (“Exchange Act”), Rule 13a-14(a).
12.2	Certification of David Sach required by Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls required by Exchange Act Rule 13a-14(b).
13.2	Certification of David Sach required by Exchange Act Rule 13a-14(b).

*                    Previously filed with the Securities and Exchange Commission with the Company’s Form 20-F filed on April 30, 2004 and herein incorporated by reference.

**             Previously filed with the Securities and Exchange Commission with the Company’s Form 20-F/A filed on January 13, 2005 and incorporated herein by reference.

***      Previously filed with the Securities and Exchange Commission with the Company’s Form 20-F filed on May 2, 2005 and incorporated herein by reference.

PricewaterhouseCoopers Société à responsabilité limitée Réviseur d’entreprises 400, route d’Esch B.P. 1443 L-1014 Luxembourg Téléphone +352 494848-1 Facsimile +352 494848-2900

Report of Independent Registered Public Accounting Firm

To the shareholders of
Millicom International Cellular S.A.

We have audited the accompanying consolidated balance sheets of Millicom International Cellular S.A. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of profit and loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millicom International Cellular S.A. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

As discussed in Note 2 to the financial statements, the Company adopted new and revised standards under International Financial Reporting Standards as adopted by the European Union for share-based payments, goodwill and non-current assets held for sale and discontinued operations, and changed its method of accounting under International Financial Reporting Standards for connection revenues and connection costs in 2005.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

PricewaterhouseCoopers S.à r.l. Réviseur d’entreprises	May 1, 2006

Consolidated balance sheets                                                                                                          Millicom International

As of December 31, 2005 and 2004                                                                                                                  Cellular S.A.

	Notes	2005	2004(i)
		US$’000	US$’000
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	373,253	317,968
Property, plant and equipment, net	10	671,774	575,649
Investment in associates	11	5,367	2,220
Financial assets
Financial assets at fair value through profit or loss	13	—	397,137
Financial assets available for sale	14	6,307	3,011
Financial assets held to maturity	15	—	7,529
Pledged deposits	20	6,500	25,544
Deferred taxation	31	4,817	5,883
TOTAL NON-CURRENT ASSETS		1,068,018	1,334,941
CURRENT ASSETS
Financial assets
Financial assets at fair value through profit or loss	13	327,803	—
Financial assets held to maturity	15	7,687	15,327
Pledged deposits	20	47,035	9,260
Inventories	17	16,369	16,304
Trade receivables, net	18	109,165	141,972
Amounts due from joint ventures and joint venture partners		19,244	11,715
Amounts due from other related parties	36	1,781	2,067
Prepayments and accrued income		48,046	38,259
Current tax assets		14,716	12,479
Other current assets	19	52,796	49,898
Time deposits	21	108	610
Cash and cash equivalents	22	596,567	413,381
TOTAL CURRENT ASSETS		1,241,317	711,272
Assets held for sale	12	250,087	—
TOTAL ASSETS		2,559,422	2,046,213

(i)              Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and as a result of change in accounting policy for connection revenues and costs (see note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets (Continued)                                                                                 Millicom International

As of December 31, 2005 and 2004                                                                                                                 Cellular S.A.

	Notes	2005	2004(i)
EQUITY AND LIABILITIES		US$’000	US$’000
EQUITY
Share capital and premium	23	465,157	513,782
Treasury stock	23	(8,833)	(8,833)
Other reserves	24	(15,217)	(55,242)
Accumulated losses brought forward (ii)		(151,779)	(278,512)
Profit for the year attributable to equity holders		10,043	65,891
		299,371	237,086
Minority interest		34,179	43,351
TOTAL EQUITY		333,550	280,437
LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	26	537,599	536,629
4% Convertible Notes—Debt component	26	163,284	—
5% Mandatory Exchangeable Notes—Debt component	26	—	365,006
Other debt and financing	26	120,041	124,267
Other non-current liabilities	25	203,988	194,774
Deferred taxation	31	45,228	39,216
Total non-current liabilities		1,070,140	1,259,892
Current Liabilities
Debt and other financing
5% Mandatory Exchangeable Notes—Debt component	26	315,359	—
Other debt and financing	26	96,340	88,511
Trade payables		210,540	173,969
Amounts due to joint ventures and joint venture partners		14,122	7,760
Amounts due to other related parties	36	4,780	975
Accrued interest and other expenses		61,236	55,203
Current tax liabilities		67,815	78,926
Other current liabilities	25	138,816	100,540
Total current liabilities		909,008	505,884
Liabilities directly associated with assets held for sale	12	246,724	—
TOTAL LIABILITIES		2,225,872	1,765,776
TOTAL EQUITY AND LIABILITIES		2,559,422	2,046,213

(i)              Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and as a result of the change in accounting policy for connection revenues and costs (see note 2).

(ii)           Following the adoption of IFRS 3 “Business Combinations” (see Note 2), Millicom derecognised negative goodwill existing on January 1, 2005 of $8,202 thousand through an adjustment to accumulated losses brought forward. On January 1, 2005, Millicom alos eliminated the carrying amount of accumulated amortisation of goodwill existing on that date with a corresponding decrease in the cost of goodwill.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit and loss                                                                              Millicom International

For the years ended December 31, 2005, 2004 and 2003                                                                          Cellular S.A.

	Notes	2005	2004(i)	2003(i)
		US$ ‘000	US$ ‘000	US$ ‘000
Revenues	8, 29	1,083,669	917,492	640,363
Cost of sales	28, 29	(511,919)	(386,150)	(254,442)
Gross profit		571,750	531,342	385,921
Sales and marketing	27	(162,050)	(122,216)	(87,110)
General and administrative expenses	9, 27, 23, 28	(200,448)	(127,792)	(103,876)
Other operating expenses	9, 27, 28	(24,091)	(35,225)	(32,776)
Other operating income	16, 30	15,743	3,287	—
Gain (loss) from sale of subsidiaries and joint ventures, net	5	1,269	(2,207)	2,213
Operating profit		202,173	247,189	164,372
Valuation movement on investment securities	13	(63,356)	(127,158)	246,760
Gain on disposal of investment securities		—	193	—
Interest expense	26	(143,740)	(108,514)	(135,130)
Interest and other income		25,013	7,697	4,836
Other financial income(ii)		—	—	96,748
Fair value result on financial instruments	13, 16, 26	(5,297)	148,816	(84,578)
Exchange gain/(loss), net	26	52,446	(26,782)	(45,649)
Profit from associates	11	1,296	814	380
Profit before tax from continuing operations		68,535	142,255	247,739
Charge for taxes	31	(65,299)	(59,449)	(52,715)
Profit for the year from continuing operations		3,236	82,806	195,024
Profit/(loss) for the year from discontinued operations	12	675	(125)	(3,408)
Net profit for the year		3,911	82,681	191,616
Attributable to:
Equity holders of the company		10,043	65,891	176,921
Minority interest		(6,132)	16,790	14,695
		3,911	82,681	191,616
Earnings per share for the year	32
(expressed in US$ per common share)
—Basic, for profit for the year attributable to equity holders		0.10	0.79	2.71
—Basic, for profit from continuing operations attributable to equity holders		0.09	0.79	2.76
—Diluted, for profit for the year attributable to equity holders		0.10	0.74	2.24
—Diluted, for profit from continuing operations attributable to equity holders		0.09	0.74	2.28

(i)              Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and as a result of the change in accounting policy for connection revenues and costs (see note 2).

(ii)           As the result of a debt exchange, Millicom recorded a gain of $96,748 thousand in 2003.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows                                                                                      Millicom International

for the years ended December 31, 2005, 2004 and 2003                                                                           Cellular S.A.

	Notes	2005	2004	2003
		US $’000	US $’000	US $’000
Cash flows from operating activities
Net cash provided by operating activities	33	407,165	303,243	184,322
Cash flow from investing activities
Acquisition of subsidiaries and joint ventures, net of cash acquired	4	(72,250)	(1,006)	1,028
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	5	1,899	961	8,848
Purchase of intangible assets and license renewals	9	(51,477)	(38,891)	(3,569)
Investment in associates	11	(1,256)	—	—
Purchase of financial assets	15	—	—	(45,328)
Proceeds from the disposal of financial assets	13, 15	15,490	15,490	41,036
Purchase of property, plant and equipment	10	(323,524)	(197,873)	(86,452)
Proceeds from the sale of property, plant and equipment		6,461	82	3,296
Purchase of pledged deposits		(26,058)	(9,045)	(9,228)
Disposal of pledged deposits		7,808	6,686	11,599
Purchase of time deposits		(119)	(12)	(30,079)
Disposal of time deposits		—	32,430	12,283
Other		(633)	4,031	1,015
Net cash used by investing activities		(443,659)	(187,147)	(95,551)
Cash flow from financing activities
Proceeds from issuance of shares		3,553	205,920	—
Proceeds from issuance of debt and financing		339,732	102,156	969,607
Repayment of debt and financing		(119,886)	(155,071)	(899,008)
Cash outflows related to debt restructuring		—	—	(68,068)
Payment of dividends to minority interests		(2,000)	(3,163)	(12,541)
Payments to shareholders		—	—	(1,628)
Net cash (used) provided by financing activities		221,399	149,842	(11,638)
Exchange gains/(losses) on cash and cash equivalents		(1,719)	(1,386)	1,245
Net increase in cash and cash equivalents		183,186	264,552	78,378
Cash and cash equivalents at beginning of year		413,381	148,829	70,451
Cash and cash equivalents at end of year	22	596,567	413,381	148,829

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of changes in equity                                                                                                                          Millicom International

For the years ended December 31, 2005, 2004 and 2003                                                                                                                         Cellular S.A.

	Attributable to equity holders
	Number of	Number of shares held by the	Share	Share	Treasury	Accumulated profit and loss	Other		Minority	Total
	Shares(v)	Group(v)	Capital(ii)	Premium(ii)	stock	account	reserves(i)	Total	interest	equity
	‘000	“000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as of January 1, 2003	94,833	(29,695)	142,249	139,740	(54,521)	(442,864)	(79,863)	(295,259)	23,733	(271,526)
Effect of consolidation of El Salvador	—	—	—	—	—	(3,248)	—	(3,248)	—	(3,248)
Profit for the year(iii),(iv)	—	—	—	—	—	176,921	—	176,921	14,695	191,616
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(12,541)	(12,541)
Issuance of 2% PIK Notes—equity component	—	—	—	—	—	—	16,248	16,248	—	16,248
Disposal/Cancellation of treasury stock	(28,863)	29,040	(43,294)	—	45,688	—	—	2,394	—	2,394
Conversion of 2% PIK Notes	350	—	524	657	—	—	(242)	939	—	939
Share based compensation	—	—	—	—	—	—	443	443	—	443
Changes in composition of the Group	—	—	—	—	—	—	—	—	39	39
Currency translation differences	—	—	—	—	—	—	14,923	14,923	645	15,568
Balance as of December 31, 2003	66,320	(655)	99,479	140,397	(8,833)	(269,191)	(48,491)	(86,639)	26,571	(60,068)
Profit for the year(iii),(iv)	—	—	—	—	—	65,891	—	65,891	16,790	82,681
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(3,163)	(3,163)
Conversion/Redemption of 2% PIK Notes	23,230	—	34,845	33,141	—	—	(16,006)	51,980	—	51,980
Issuance of shares	9,000	—	13,500	189,552	—	—	—	203,052	—	203,052
Shares issued via the exercise of stock options	669	—	1,004	1,864	—	—	—	2,868	—	2,868
Share based compensation	—	—	—	—	—	—	1,852	1,852	—	1,852
Transfer to legal reserve	—	—	—	—	—	(9,321)	9,321	—	—	—
Changes in composition of the Group	—	—	—	—	—	—	—	—	3,893	3,893
Currency translation differences	—	—	—	—	—	—	(1,918)	(1,918)	(740)	(2,658)
Balance as of December 31, 2004	99,219	(655)	148,828	364,954	(8,833)	(212,621)	(55,242)	237,086	43,351	280,437

(i)                See note 24.

(ii)             See note 23.

(iii)          The net effect on profit for the year as a result of adoption of the new accounting policy for connection revenues and connection costs was a reduction of $498 thousand and $1,459 thousand for 2004 and 2003 respectively (see note 2.19 c).

(iv)           The net effect on profit for the year as a result of the adoption of IFRS 2—Share based compensation was a reduction of $1,852 thousand and $443 thousand for 2004 and 2003 respectively.

(v)              After stock split of February 20, 2004 (note 23).

Consolidated statements of changes in equity (Continued)                                                                                                  Millicom International

For the years ended December 31, 2005, 2004 and 2003                                                                                                                         Cellular S.A.

	Attributable to equity holders
	Number of Shares(iv)	Number of shares held by the Group(iv)	Share Capital(i)	Share Premium(i)	Treasury stock	Accumulated profit and loss account	Other reserves(iii)	Total	Minority interest	Total equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as of December 31, 2004	99,219	(655)	148,828	364,954	(8,833)	(212,621)	(55,242)	237,086	43,351	280,437
IFRS 3—Negative goodwill derecognised	—	—	—	—	—	8,202	—	8,202	—	8,202
Profit for the year	—	—	—	—	—	10,043	—	10,043	(6,132)	3,911
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(2,000)	(2,000)
Shares issued via the exercise of stock options	485	—	727	3,288	—	—	(462)	3,553	—	3,553
Share based compensation	—	—	—	—	—	—	3,075	3,075	—	3,075
4% Convertible Notes—equity component(ii)	—	—	—	—	—	—	39,109	39,109	—	39,109
Transfer to accumulated losses brought forward	—	—	—	(52,640)	—	52,640	—	—	—	—
Fair value adjustment on—financial assets	—	—	—	—	—	—	3,308	3,308	—	3,308
Currency translation differences	—	—	—	—	—	—	(5,005)	(5,005)	(1,040)	(6,045)
Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,736)	(15,217)	299,371	34,179	333,550

(i)                See Note 23.

(ii)             See Note 26 (c).

(iii)          See Note 24.

(iv)           After stock split of February 20, 2004 (note 23).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements                                                                         Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

1.   CORPORATE INFORMATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom Inc. was merged (“the Merger”) into a wholly owned subsidiary of Millicom, MIC-USA Inc. (“MIC-USA”) a Delaware corporation, and the outstanding shares of Millicom Inc.’s common stock were exchanged for approximately 46.5% of Millicom’s common stock outstanding at that time.

As of December 31, 2005, Millicom had 17 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa, South Asia and South East Asia. The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg stock exchange on January 16, 2006. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

Millicom operates;in El Salvador, Guatemala and Honduras (see Note 4); in Central America; in Bolivia and Paraguay in South America and in Chad, the Democratic Republic of Congo (see Note 4), Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; in Pakistan and Sri Lanka in South Asia (and a Management Contract in Iran) and in Cambodia and Laos in South East Asia (our Business Cooperation Contract in Vietnam ended on May 18, 2005, see Note 3).

The Board of Directors approved these consolidated financial statements on April 12, 2006 for issuance.

2.   SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). All values are rounded to the nearest thousand ($000) except when otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities that have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

2.2 Consolidation

The consolidated financial statements of the Group are comprised of the financial statements of the Company and its subsidiaries as at 31 December each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated.

Subsidiaries

Subsidiaries are those entities including Special Purpose Entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and continue to be consolidated until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly to the consolidated statements of profit and loss (see accounting policy for Goodwill).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Accounting policies of subsidiaries have been changed where necessary, to ensure consistency with the policies adopted by the Group.

Minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated statements of profit and loss. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of the net assets of the subsidiary.

Joint ventures

Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, of those ventures.

Entities that are jointly controlled are consolidated using the proportional method which only includes the Group’s share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest in the consolidated financial statements.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the joint venture. The Group does not recognize its share of profits or losses that results from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes Goodwill (net of any accumulated impairment loss) identified on acquisition (see note 2.6 a).

The Group’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statements of profit and loss, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Foreign currency translation

Functional Currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollar. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in different currencies. The functional currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. The functional currency of each subsidiary, joint venture and associates reflects the economic substance of the underlying events and circumstances of these entities and is determined in accordance with the requirements of IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’.

Transactions and balances

Transactions denominated in a currency other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recognised in the consolidated statements of profit and loss, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in the consolidated statements of profit and loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as investments classified as available for sale are included in the fair value reserve in equity.

Group Companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i)                 Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

ii)             Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii)         All resulting exchange differences are recognised as a separate component of equity “Currency translation reserve”.

On consolidation, exchange differences arising from the translation of net investment in foreign operations, and of borrowing and other currency instrument designated as hedges of such investments, are taken to equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the consolidated statements of profit and loss as part of the gain or loss on sale.

Goodwill and fair value adjustment arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The following is a table of the principal currency translation rates to the U.S. dollar as of December 31, 2005 and 2004 and the average rates for the year ended December 31, 2005.

		2005	2005	2004
Country	Currency	Average rate	Year-end rate	Year-end rate
Argentina	Pesos	2.93	3.03	2.97
Bolivia	Bolivianos	8.06	8.00	8.04
Chad	CFA franc	527.29	556.04	482.73
Ghana	Cedi	9,063.04	9,100.00	9,002.00
Guatemala	Quetzal	7.64	7.60	7.76
Honduras	Lempira	18.82	18.90	18.63
Lao	Kip	10,776.54	10,932.00	10,496.00
Luxembourg	Euro	0.80	0.85	0.74
Mauritius	Rupee	29.19	30.24	28.18
Pakistan	Rupee	59.54	59.79	59.43
Paraguay	Guarani	6,167.69	6,100.00	6,115.00
Senegal	CFA franc	527.29	556.04	482.73
Sierra Leone	Leone	2,549.28	2,932.51	2,406.00
Sri Lanka	Rupee	100.83	102.11	104.48
Sweden	Kroner	7.46	7.95	6.65
Tanzania	Shilling	1,119.19	1,150.50	1,040.50

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the year.

2.4 Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different form those of segments operating in other economic environments.

2.5 Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment in value. Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible and is expected without significant cost. All repairs and maintenance expenditures are expensed as they occur.

Maximum estimated useful lives are:

Buildings	40 years or life of lease if lower
Networks	five to ten years
Other	two to seven years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assets’ residual value and useful life is reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Note 10).

Construction in progress consists of the cost of assets, labour and other direct costs associated with property, plant and equipment being constructed by the Group. Once the assets become operational, the related costs are transferred from construction in progress to the appropriate asset category and start to be depreciated.

Costs directly associated with the establishment of new networks primarily relate to engineering and design work for the installation of the network and systems integral to its operation.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statements of profit and loss during the financial period in which they are incurred.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognized when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will result in future economic benefits for the Group and the costs can be measured reliably.

2.6 Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and expenditure is charged against profits in the year in which expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statements of profit and loss in the expense category consistent with the function of the intangible assets.

Goodwill

Goodwill represents the excess of cost of an acquisition over the Group’s share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the Goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in ‘intangible assets’. Goodwill on acquisition of associates is included in ‘investments in associates’. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•       Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

•       Is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with IAS 14 Segment Reporting.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Before January 1, 2005, goodwill was amortised using the straight-line method over its estimated useful life but not longer than 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with IFRS 3—Business Combinations, Millicom ceased amortization of goodwill from January 1, 2005 and eliminated the carrying amount of accumulated amortization existing on that date with a corresponding decrease in the cost of goodwill (see note 2.24).

Licenses

Licences are shown at historical cost unless acquired in a business combination where the cost is the fair value as at the date of acquisition. Licenses have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the licenses over their estimated useful lives.

The Group operates in an industry that is subject to changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate making, frequency allocation and technical standards. Licenses are initially measured at cost and are amortised from the date the network is available for use using the straight-line basis over periods of 5 to 20 years depending on the term of the license. Licenses held, subject to certain conditions, are usually renewable and are generally non-exclusive. When determining the useful life of the licenses, management usually does not consider renewal periods since there is no guarantee that the license will be renewed without significant cost. Under the terms of the respective licenses, the joint ventures and subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other mobile networks.

Trademarks and Subscriber bases

Trademarks and subscriber bases recognized as intangible assets have been acquired in business combinations or ownership increase transactions in joint ventures. Their cost corresponds to the fair value as at the date of acquisition. Trademarks and subscriber bases have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trademarks and subscriber bases over their estimated useful lives. The estimated useful life for trademarks and subscriber bases are based on the specifications of the market in which they exist. Trademarks and subscriber bases are recorded under the caption “Other intangible assets”.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

2.7 Impairment of non-financial assets

The group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less cost to sell and its value in use and is determined for an individual asset, unless the assets does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future of cash flows are discounted to their present value using a discount rate that reflects current market assessment of the time value of money and the risk specific to the asset. Impairment losses of continuing operations are recognised in the consolidated statements of profit and loss in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimate used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Management also reviews on a regular basis the terms and conditions for license renewal and when the latter is expected without significant cost, determine accordingly the useful live of the assets associated with the license. In 2005, 2004, 2003, management recorded an impairment loss on certain assets (note 28).

2.8 Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments and available for sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable costs. Millicom determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular purchases and sales of financial assets are recognised on the trade date—the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive the cash flows from the investment have expired or have been transferred and the Group has transferred substantially all the risks and rewards.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Financial assets at fair value through profit or loss

This category has two sub categories: “financial assets held for trading” and those designated at fair value through profit or loss at inception or at adoption of the revised IAS 39. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as “held for trading” unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Held to maturity investment

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when Millicom has the intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to held to maturity are measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified in any of the three preceding categories. After initial recognition available for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the consolidated statement of profit and loss.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions reference to the current market value of another instrument, which is substantially the same discounted cash flow analysis and option pricing models.

2.9 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

2.10 Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the consolidated statements of profit and loss within “Cost of sales”. The nominal value less impairment of trade receivables is assumed to approximate their fair values.

2.11 Time and pledged deposits

Time deposits represent cash deposits with banks with maturities of more than 3 months that earn interest at market rates.

Pledged deposits represent contracted cash deposits with banks that are held as security for debts either at the corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

2.12 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with the original maturities of three months or less.

2.13 Derivative financial instruments

Derivatives are initially recorded at cost and then re-measured to fair value through the consolidated statements of profit and loss under the caption “Fair value result on financial instruments”.

A derivative embedded in a financial instrument, such as the embedded derivative on the 5% Mandatory Exchangeable Notes in Tele2 AB series B shares (note 13), is treated as a separate derivative when (i) its economic risks and characteristics are not closely related to those of the host contract, (ii) a separate instrument with the same terms as the embedded derivative would qualify as a derivative, (iii) the combined instrument (derivative and host contract) is not carried at fair value with unrealised gains and losses reported in the statements of profit and loss.

2.14 Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss—is removed from equity and recognised in the consolidated statements of profit and loss. Impairment losses recognised in the consolidated statements of profit and loss on equity instruments are not reversed through the consolidated statements of profit and loss.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

2.15 Share capital

Common shares are classified as equity. Incremental cost directly attributable to the issue of new shares options are shown in equity as a deduction from the proceeds.

Where any Group company purchases the Company’s equity share capital, the consideration paid including any directly attributable incremental costs is shown under the caption “Treasury stock” and deducted from equity attributable to the Company’s equity holder until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.16 Borrowings and borrowing costs

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statements of profit and loss over the period of the borrowing using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguishment, conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs which are not capitalised (see 2.5) are recognised as an expense when incurred.

2.17 Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the consolidated statements of profit and loss on a straight-line basis over the lease term.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

2.18 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

2.19 Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and services, net of value added tax, rebates and discounts and after eliminating sales within the Group.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Equipment revenues

These revenues consist of the sale of handsets and accessories. Revenue is recognised when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer.

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

Connection revenues

Until December 31, 2004 initial connection revenues were recognized when the subscriber connected to the network for the first time. On January 1, 2005, Millicom changed its accounting policy for connection revenues and costs. Connections revenues are deferred and amortised over the estimated life of the customer relationship. Related connection costs are also deferred, to the extent of the connection revenues deferred and amortised over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically. Management believes that the new accounting policy for connection revenues and costs better reflects the economic reality of connection revenues and costs and is also consistent with current practices within the telecommunication industry. The adoption of the new accounting policy was retrospective and therefore the comparative figures have been restated.

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

The effect of the change in accounting policy for connection revenues and connection costs to the line items of the consolidated balance sheets and consolidated statements of profit and loss are summarised below:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Consolidated statements of profit and loss
Revenues	(509)	(973)	(2,368)
Cost of sales	704	475	909
Profit for the year from continuing operations	195	(498)	(1,459)
Net profit for the year	195	(498)	(1,459)
Consolidated balance sheets
Prepayments and accrued income	2,088	1,384	909
Total current assets	2,088	1,384	909
Total assets	2,088	1,384	909
Accumulated losses brought forward	(1,957)	(1,459)	—
Profit for the year attributable to equity holders	195	(498)	(1,459)
Total equity	(1,762)	(1,957)	(1,459)
Other current liabilities	3,850	3,341	2,368
Total liabilities	3,850	3,341	2,368
Total equity and liabilities	2,088	1,384	909
Effect on earnings per share
(expressed in US$ per common share)
—Basic, attributable to equity holders	0.00	(0.01)	(0.02)
—Diluted, attributable to equity holders	0.00	(0.01)	(0.02)

Prepaid cards

Prepaid cards allow the forward purchase of a specified amount of airtime by customers. Revenues are recognized as credit is used. Unutilised airtime is carried in the balance sheet and is included under deferred revenue within “other current liabilities”.

Value added services

Revenues from value added services such as, ringtones, messaging, games etc, are recognized net of payments to the providers of these services when they are responsible for the contents and for determining the price paid by the subscriber.

Multiple-element arrangements

Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or on the residual method.

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

2.20 Cost of sales

The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of channels, costs of handsets and other accessories sold and royalties. Costs of sales are recorded on an accrual basis.

Cost of sales also includes the depreciation and impairment of network equipment.

2.21 Customer acquisition costs

Specific customer acquisition costs, including dealer commissions, handset subsidies and free phone promotions, are charged to sales and marketing when the subscriber is activated.

2.22 Employee benefits

Pension obligations

During 2005 Millicom had both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit pension plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an appropriate discount rate based on the maturities of the related pension liability.

For defined contribution plans, Millicom has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based compensation

The Group operates an equity-settled, share-based compensation plan, where share options are granted to Directors, management and key employees. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the consolidated statements of profit and loss, with a corresponding adjustment to equity.

The cost of equity-transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and /or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statement of profit and loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market conditions is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original ward, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 32).

2.23 Taxation

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary difference at the balance sheet date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference, and the carry-forward of unused tax credits and unused tax losses can be utilised except where the deferred tax assets relating to the deductible temporary difference arise from the initial recognition of an assets or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting nor taxable profit or loss.

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

The carrying amount of deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rate expected to apply to the year when the assets is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the consolidated statements of profit and loss.

Deferred tax assets and deferred tax liabilities are offset, if legally enforceable right exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.24 Changes in accounting policies

The consolidated financial statements as of December 31, 2005 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial year except that the Group has adopted those International Financial Reporting Standards and revised International Accounting Standards mandatory for financial years beginning on or after January 1, 2005 and changed its accounting policy for connection revenues and costs (see note 2.19 c).

Adoption of new standards

The following new standards are applicable for the Group’s accounting periods beginning on or after January 1, 2005:

IFRS 2—Share-based payment

The adoption of IFRS 2 resulted in a change in the accounting policy for share-based payments. Prior to its adoption on January 1, 2005 stock options granted to Directors and employees did not result in a charge to the profit and loss statement. Subsequent to that date, as per the transitional provisions of IFRS 2, Millicom charges the cost of stock options to the profit and loss statement for options granted after November 7, 2002 which had not yet vested on January 1, 2005. On the date of grant, Millicom computes the fair value of the stock options, using an option pricing model, and recognizes the so determined fair value over the vesting period. The adoption of IFRS 2 was retrospective and therefore Millicom restated comparative figures.

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

The effect of the adoption of IFRS 2 to the line items of the consolidated balance sheets and consolidated statements of profit and loss are summarised below:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Consolidated statements of profit and loss
General and administrative expenses	(3,075)	(1,852)	(443)
Profit before tax	(3,075)	(1,852)	(443)
Profit for the year from continuing operations	(3,075)	(1,852)	(443)
Net profit for the year	(3,075)	(1,852)	(443)
Consolidated balance sheets
Share premium	462	—	—
Other reserves	4,910	2,297	445
Accumulated losses brought forward	(2,297)	(445)	(2)
Profit for the year attributable to equity holders	(3,075)	(1,852)	(443)
Effect on earnings per share
(expressed in US$ per common share)
—Basic, attributable to equity holders	(0.03)	(0.02)	(0.01)
—Diluted, attributable to equity holders	(0.03)	(0.02)	(0.01)

IFRS 3—Business Combinations

The adoption of IFRS 3 resulted in a change in the accounting policy of goodwill. Until December 31, 2004 goodwill was amortised on a straight line basis over its estimated useful life but not longer than 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, Millicom ceased amortisation of goodwill from January 1, 2005 and eliminated the carrying amount of accumulated amortisation on that date with a corresponding decrease in the cost of goodwill. On that date Millicom also derecognised negative goodwill of $8.2 million, resulting in an increase of $8.2 million in the consolidated balance sheets captions “Goodwill” and “Accumulated losses brought forward” (see note 9).

IFRS 4—Insurance Contracts

This IFRS specifies the financial reporting for insurance by an entity that issues such contracts. This standard does not have an impact on Millicom’s consolidated financial statements.

IFRS 5—Non-current assets held for sale and discontinued operations

Millicom adopted IFRS 5 on January 1, 2005 which states that a non-current asset (or disposal group) should be classified as held for sale if its carrying amount will be recovered principally through sale rather than continued use. For this to be the case, the disposal group must be available for immediate sale and the sale must be “highly probable” (see notes 3 and 12).

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Adoption of revised standards

IAS 39—Financial instruments: Recognition and measurement, revised, which is effective on January 1, 2005, changed the measurement of available-for-sale (AFS) securities by requiring the change in fair value to be recognised directly in equity (except for impairment losses and foreign exchange gain and losses). As a consequence, Millicom decided to change the classification of its Tele2 AB shares from AFS securities to financial assets at fair value through profit or loss (see note 13). Accordingly, Millicom continues to recognise the change in fair value of its Tele2 AB shares in the consolidated statements of profit and loss. In addition, on January 1, 2005 Millicom adopted the revised International Accounting Standards IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 32, 33, 36 and 38 which did not result in substantial changes to the Group’s accounting policies. IAS 1 resulted in changes to the presentation of minority interest in the consolidated statements of profit and loss, consolidated balance sheets and consolidated statements of changes in equity.

New and revised accounting standards, interpretations and amendments to published standards which are not yet effective.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not yet early adopted, as follows:

•       Amendment to IAS 19—Actuarial Gains and Losses, Group Plans and Disclosures. These amendments finalise proposals that were contained in an Exposure Draft of Proposed Amendments to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures published in April 2004. Entities shall apply majority of amendments for annual periods beginning on or after January 1, 2006.

•       Amendment to IAS 39—Recognition and measurement: Cash Flow Hedge Accounting of Forecast Intragroup Transactions. The amendments relate to proposals that were contained in an Exposure Draft of Proposed Amendments to IAS 39—Cash Flow Hedge Accounting of Forecast Intragroup Transactions published in July 2004. Entities shall apply the amendments set out in this document for annual periods beginning on or after January 1, 2006.

•       Amendment to IAS 39—Recognition and measurement: Fair Value Option. The amendments relate to proposals that were contained in an Exposure Draft of Proposed Amendments to IAS 39—The Fair Value Option published in April 2004. Entities shall apply the amendments set out in this document for annual periods beginning on or after January 1, 2006.

•       IFRS 7—Financial Instruments—Disclosures. The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The principles in this IFRS complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement. Entities shall apply this IFRS for annual periods beginning on or after January 1, 2007.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

•       Amendment to IAS 1—Presentation of Financial Statements: Capital Disclosures. The amendments finalise some of the proposals that were contained in Exposure Draft 7 Financial Instruments: Disclosures (ED 7) published in July 2004. The remaining proposals in ED 7 were finalised in IFRS 7 Financial Instruments: Disclosures. Entities shall apply the amendments in this document for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

•       Amendments to IAS 39 Financial Instruments—Recognition and Measurement and IFRS 4 Insurance Contracts: Financial Guarantee Contracts. This document contains amendments to the Basis for Conclusions on IAS 39 and IFRS 4, the Guidance on Implementing IFRS 4, and Appendix C accompanying IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments result from proposals that were contained in an Exposure Draft of Proposed Amendments to IAS 39 and IFRS 4—Financial Guarantee Contracts and Credit Insurance published in July 2004. Entities shall apply these amendments for annual periods beginning on or after January 1, 2006.

•       IFRIC 4—Determining Whether an Arrangement Contains a Lease. This Interpretation provides guidance for determining whether such arrangements are, or contain, leases that should be accounted for in accordance with IAS 17. It does not provide guidance for determining how such a lease should be classified under that Standard. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2006.

•       IFRIC 5—Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. This Interpretation which is effective on January 1, 2006 is not relevant to the Group’s operations.

•       IFRIC 6—Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment. An entity shall apply this Interpretation for annual periods beginning on or after 1 December 2005.

•       IFRIC 7—Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies. This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. Entities shall apply this Interpretation for annual periods beginning on or after 1 March 2006.

•       Amendment to IAS 21—The effect of Changes in Exchange Rates: Net Investment in a Foreign Operation. This document sets out amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendments finalise proposals that were contained in Draft Technical Correction 1 Proposed Amendments to IAS 21 Net Investment in a Foreign Operation published in September 2005. Entities shall apply the amendments in this document for annual periods beginning on or after 1 January 2006.

•       IFRIC 8—Scope of IFRS 2—share based payments—This interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, this situation typically indicates that other consideration

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006.

•       IFRIC 9—Reassessment of embedded derivatives—The interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39—Financial Instruments: Recognition and Measurement.

All the above new standards, interpretations and amendments have been considered by Management and they concluded that the impact on accounting policies is not material and in some cases is nil.

2.25 Risk Management

Cash flow interest rate risk

The Group’s exposure to the risk for changes in market interest rates relates primarily to the Group’s long-term debt obligations with a floating interest rate.

At December 31, 2005, approximately 86% of the Group’s borrowings are at a fixed rate of interest.

Foreign currency risk

Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, Millicom may borrow in US dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or because US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom has currently decided to accept the remaining currency risk associated with the financing of its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover in the currencies in which the Group operates.

Commodity price risk

The Group’s exposure to price risk is minimal.

Credit risk

Financial instruments that potentially subject the Group to credit risk are primarily cash and cash equivalents, time and pledged deposits, letters of credit and accounts receivable. The counter parties to the agreements relating to the Group’s cash and cash equivalents, time and pledged deposits and letters of credit are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counter parties. Accounts receivable are mainly derived from the provision of telecom services to a large number of customers, including businesses and individuals as well as local telecommunications companies and the related concentration of credit risk is therefore limited. The Group maintains a provision for impairment of trade receivables based upon the expected collectibility of all trade receivables.

Liquidity risk

The Group has incurred significant indebtedness though Millicom also has significant cash balances. Millicom evaluates its ability to meet its obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage its liquidity risk.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

3.   SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Classification of Vietnam operations

Millicom has an 80% equity interest in Comvik International (Vietnam) AB (“CIV”), which had entered into a business cooperation contract (“BCC”) with Vietnam Mobile Services Co. (“VMS”), a government owned company, to operate a nationwide mobile GSM network in Vietnam (Mobifone). The BCC provided for a revenue-sharing arrangement between CIV and VMS, and sets out certain obligations of the parties, including CIV’s obligations to make certain investments in network infrastructure and to provide training and other services. The BCC expired on May 18, 2005, though Millicom is currently negotiating with VMS and the Vietnamese government to continue their long-term relationship with VMS. In February and November 2004, CIV and VMS signed two memoranda of understanding confirming both parties’ intention to continue their long-term cooperation. In addition, in December 2004, the European Community and the government of the Socialist Republic of Vietnam entered into a market access agreement whereby European Union investors in the telecommunications sector operating under a BCC arrangement would, subject to agreement between the parties, be allowed to renew or convert such arrangement into another legal form with conditions no less favourable than those under the BCC.

Based on the current status of the negotiations, Millicom believes that it will be able to extend its relationship with VMS in 2006 under the legal form of a Joint Stock Company (“JSC”). However external factors such as Vietnamese legislation and Vietnam’s pending entry into the World Trade Organisation will continue to affect the starting date and the legal form of any future arrangement, including the ownership percentage in a JSC. Therefore although the BCC expired on May 18, 2005, Millicom has presented the BCC as a continuing operation as management expects to renew its arrangement with VMS and to have significant continuing cash flows from its operation in Vietnam in 2006 upon consummation of such an arrangement with VMS.

CIV continues to operate in Vietnam under the terms of a service agreement between CIV and VMS to provide strategic consulting services for Mobifone’s operations. Furthermore, Millicom signed an agreement in August 2005 with VMS for the distribution of Mobifone products.

The following revenues and net profit were generated under the BCC for the period from January 1, 2005 to May 18, 2005 and for the years ended December 31, 2004 and 2003:

	Period up to May 18, 2005	December 31, 2004	December 31, 2003
	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	74,051	162,807	129,936
Net Profit	3,799	45,573	37,302

Contingent liabilities

Contingent liabilities are potential liabilities that arise from past events whose existence will be confirmed. Provisions for liabilities are recorded when a loss is considered probable and can be reasonably estimated. The determinination of whether or not a provision should be recorded for any potential liabilities is based on management’s judgement.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Estimates

Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of provisions related to taxes and litigation risks. These estimates are subject to change as new information becomes available and changes subsequent to these estimates may significantly affect future operating results.

Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, in particular in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management’s judgment.

For our critical accounting estimates reference is made to the relevant individual notes to these consolidated financial statements, more specifically note 4—Acquisition of subsidiaries, joint ventures and minority interests, note 9—Intangible assets and Note 35—Commitments and contingencies.

4.   ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

Business combinations

On September 13, 2005, the Group acquired 100% of the voting shares of Oasis SPRL (“Oasis”), a mobile operation in the Democratic Republic of Congo. Millicom expects to complete the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities in the second quarter of 2006. The provisionally determined fair value of the identifiable assets and liabilities acquired were as follows:

	Recognised on acquisition	Carrying value
	US$’000	US$’000
Intangible assets, net(i)	17,336	2,291
Property, plant and equipment	16,035	16,035
Non-current pledged deposits	332	332
Inventories	460	460
Trade receivables	384	715
Prepayments and accrued income	865	865
Cash and cash equivalents	864	864
	36,276	21,562
Trade payables	(1,807)	(1,807)
Accrued interest and other expenses	(526)	(526)
Current tax liabilities	(40)	(40)
Other current liabilities	(2,035)	(2,035)
Contingent liabilities(ii)	(4,037)	—
	(8,445)	(4,408)
Provisional fair value of net assets acquired and contingent liabilities	27,831
Provisional goodwill arising on acquisition (Note 9)	7,169
Acquisition cost	35,000

(i)     Intangible assets identified provisionally are licenses for an amount of $13,333 thousand which have a useful life of 12 years and subscriber bases for an amount of $4,003 thousand which have a useful life of 5 years.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

(ii)    Contingent liabilities relate to tax contingencies.

The goodwill is attributable to the profitability potential of the acquired business and the synergies expected to arise from the Group’s acquisition of Oasis. The acquisition cost of Oasis was $35.0 million and was fully paid in cash. The acquired business contributed revenues of $5.2 million and net losses of $4.9 million to the Group for the period from September 14 to December 31, 2005. If the acquisition had occurred on January 1, 2005, Group revenue from continuing operations would have been $1,094.0 million, and the net profit attributable to the equity holders of the Company would have been $6.3 million. These amounts have been calculated using the Group’s accounting policies.

On February 3, 2004 Millicom increased its holding in Millicom Tanzania Limited, Millicom’s operation in Tanzania, from 59.4% to 84.4%. Before the acquisition date Millicom proportionally consolidated 59.4% of Millicom Tanzania Limited. Following the ownership increase, Millicom obtained control over the operation and started consolidating 100% of this subsidiary in the Group’s consolidated financial statements. The fair value of the net assets acquired in the acquisition was:

	Recognised on acquisition	Carrying value
	US$’000	US$’000
Intangible assets, net	463	463
Property, plant and equipment, net	33,795	33,795
Non-current pledged deposits	2,340	2,340
Inventories	222	222
Trade receivables	18,785	18,785
Prepayments and accrued income	453	453
Other current assets	913	913
Cash and cash equivalents	76	76
	57,047	57,047
Non-current debt and other financing	(6,782)	(6,782)
Deferred taxation	(6,983)	(6,983)
Current debt and other financing	(6,092)	(6,092)
Trade payables	(13,453)	(13,453)
Accrued interest and other expenses	(2,887)	(2,887)
Current tax liabilities	(349)	(349)
Other current liabilities	(1,793)	(1,793)
	(38,339)	(38,339)
Fair Value of net assets acquired (100%)	18,708
Fair value of net assets acquired (25.04%)	4,685
Excess of fair value over the acquisition cost (Note 9)	(3,660)
Acquisition cost	1,025

Joint ventures

On May 26, 2005, Millicom acquired an additional 16.67% in the capital of its operation in Honduras, Telefonica Celular (“Celtel”), for a total consideration of $20.0 million, taking its ownership from 50.00% to 66.67%. Due to the presence of joint control, Millicom continues to account for Celtel as a joint venture using proportional consolidation. The 2005 results of Celtel have been proportionally consolidated at 50.00% from January 1, 2005 to May 26, 2005 and at 66.67% afterwards.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The fair value of Celtel’s identifiable assets and liabilities acquired were:

	Recognised on acquisition	Carrying value
	US$’000	US$’000
Intangible assets, net(i)	23,884	1,204
Property, plant and equipment, net	8,611	8,611
Investment in associate	422	422
Inventories	449	449
Trade receivables	1,747	1,747
Amounts due from joint ventures and joint venture partners	40	40
Prepayments and accrued income	516	516
Other current assets	206	206
Cash and cash equivalents	3,386	3,386
	39,261	16,581
Non-current debt and other financing	(189)	(189)
Deferred taxation	(7,109)	(181)
Current debt and other financing	(151)	(151)
Trade payables	(2,607)	(2,607)
Accrued interest and other expenses	(118)	(118)
Current tax liabilities	(1,506)	(1,506)
Other current liabilities	(1,282)	(1,282)
	(12,962)	(6,034)
Fair value of net assets acquired	26,299
Excess of fair value over the acquisition cost	(6,299)
Acquisition cost	20,000

(i)              Additional intangible assets identified as part of the purchase price allocation were trademarks for an amount of $2,951 thousand which have a useful life of 15 years and subscriber bases for an amount of $20,149 thousand which have a useful life of between 5 and 10 years. In addition Millicom increased its share of existing intangible assets by 16.67% ($459 thousand for licenses and $325 thousand for other intangible assets). Previous goodwill relating to Honduras of $420 thousand was allocated to other intangible assets as part of the purchase price allocation.

For the valuation of the identifiable assets and liabilities Millicom has involved a third party valuation specialist. In accordance with the provisions of IFRS 3, as the initial fair value computation of the identifiable assets and liabilities was in excess of the acquisition cost, Millicom reassessed the valuation. After this reassessment the remaining excess of $6.3 million was immediately recognised in the consolidated statements of profit and loss under the caption “Other operating income”.

Minority interests

On December 16, 2005, Millicom entered into an agreement with Comtech, the minority shareholder in its operation in Sierra Leone to purchase the remaining 30% of shares in Sierra Leone not already held by Millicom for $3.0 million. The purchase was made in two installments. The first one, on December 16, 2005 by which the agreements were formally signed and 50% of the purchase price was paid. The second one, which occurred on February 1, 2006 (note 38), when the shares were actually transferred to Millicom

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

and the second half of the purchase price was settled. Between those dates, certain administrative matters had to be solved by the parties, the most significant one being the receipt by the National Bank of Sierra Leone of the confirmation of the sale. As the later was received on December 22, 2005, Millicom recorded the acquisition on that date as by then both parties had effectively fulfilled their main obligations under the agreement and the remaining administrative matters were customary to the finalization of the agreement. The purchase price of $3.0 million is entirely recognized as goodwill as Millicom’s operation in Sierra Leone had negative equity on the acquisition date.

In December 2005, Millicom bought an option to purchase 30% of Millicom (Ghana) Limited, Millicom’s operation in Ghana, from a former shareholder for an amount of $20.0 million. This amount is entirely recognised as goodwill as the purchase of the option represents, in substance, the acquisition of the economic benefits associated with the 30% minority interest and at the date of the purchase of the option by Millicom, Millicom Ghana Limited had negative shareholders’ equity (see note 16).

5.   DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

The Group has, from time to time, disposed of or reduced its share in certain subsidiaries and joint ventures. The impact of the change in consolidation method and the carrying amount of the assets and liabilities disposed of during the year were as follows:

		2005	2004	2003
		US$ ‘000	US$ ‘000	US$ ‘000
	Property, plant and equipment	—	2,104	33,496
	Intangible assets	—	—	51,473
	Pledged deposits	—	—	(997)
	Current assets	149	944	15,300
	Amounts due in more than one year	—	—	(33,883)
	Amounts due within one year	(519)	(2,398)	(56,240)
	Currency translation adjustment	—	(1,708)	—
	Loans written-off	—	5,285	—
		(370)	4,227	9,149
	Profit/(loss) on sale	1,269	(2,207)	2,213
	Total sale price, in cash and cash equivalents	899	2,020	11,362
Less:	Cash disposed	—	(59)	(2,514)
	Deferred sales proceeds	1,000	(1,000)	—
	Cash flow on disposal net of cash	1,899	961	8,848

Gain (loss) from sale of subsidiaries and joint ventures

2005

In 2005, Millicom completed the sale of Millicom Chile S.A., which held certain rights in Chile, for net total proceeds of $0.9 million realising a net gain of $0.9 million.

In 2005, Millicom disposed of or liquidated a number of non-operating subsidiaries realising a net gain of $0.4 million.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

2004

In September 2004, Millicom completed the sale of Millicom Argentina S.A., its broadband operation in Argentina, for net total proceeds of $2.0 million realising a net loss of $2.1 million.

Following the restructuring of Millicom’s holding in Millicom Lao Co. Ltd in December 2004, Millicom disposed of 3.9% of this operation realising a gain of $0.1 million.

In 2004, Millicom disposed of or liquidated a number of subsidiaries realising a net loss of $0.2 million.

2003

In February 2003, Millicom completed the sale of Celcaribe, its mobile operation in Colombia, realising total proceeds of $10.9 million and a net gain of $3.3 million.

Following the sale of a number of operations in 2002 and based on certain contractual provisions the Group realised a net loss of $1.1 million.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

6.   SUBSIDIARIES

The Group has the following significant subsidiaries:

Name of the company	Country	Holding December 31, 2005	Holding December 31, 2004
		% of ownership interest	% of ownership interest
Central America
Telemovil El Salvador SA	El Salvador	100.0	100.0
South America
Telefonica Celular de Bolivia SA	Bolivia	100.0	100.0
Telefonica Celular del Paraguay SA(i)	Paraguay	96.0	96.0
Africa
Millicom (Ghana) Limited(ii)	Ghana	100.0	100.0
Sentel GSM(i)	Senegal	75.0	75.0
Millicom Sierra Leone Limited(iii)	Sierra Leone	100.0	70.0
Millicom Tanzania Limited(i)	Tanzania	84.4	84.4
Oasis S.P.R.L(iv)	Democratic Republic of Congo	100.0	—
Millicom Tchad S.A.	Chad	87.5	87.5
South East Asia
Millicom Lao Co. Ltd.	Lao People’s Democratic Republic	74.1	74.1
Comvik International (Vietnam) AB(v)	Vietnam	80.0	80.0
South Asia
Pakcom Limited(vi)	Pakistan	61.3	61.3
Paktel Limited(vii)	Pakistan	98.9	98.9
Celltel Lanka Limited(i)	Sri Lanka	99.9	99.9
Other
Millicom Peru SA(viii)	Peru	100.0	100.0
Unallocated
Millicom International Operations SA	Luxembourg	100.0	100.0
MIC-USA Inc.	United States	100.0	100.0
Millicom Holding BV	Netherlands	100.0	100.0
Millicom International Operations BV	Netherlands	100.0	100.0
Millicom Telecommunications BV	Netherlands	100.0	100.0
Millicom Telecommunications SA	Luxembourg	100.0	100.0
MIC Latin America BV	Netherlands	100.0	100.0
Millicom International BV	Netherlands	100.0	100.0

(i)                           See note 38.

(ii)                        See note 4 and 16.

(iii)                     See notes 4 and 38.

(iv)                     See note 4.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

(v)                        See note 3.

(vi)                     See notes 12, 35 and 38.

(vii)                  See notes 35 and 38.

(viii)               See note 12.

7.   INTEREST IN JOINT VENTURES

The Group has the following significant joint venture companies, which have been proportionally consolidated:

Name of the company	Country	Holding December 31, 2005	Holding December 31, 2004
		% of ownership interest	% of ownership interest
Central America
Comunicaciones Celulares SA	Guatemala	55.0	55.0
Telefonica Celular(i)	Honduras	66.7	50.0
Africa
Emtel Limited	Mauritius	50.0	50.0
South Asia
Cam GSM Company Limited	Cambodia	58.4	58.4
Royal Telecam International Limited	Cambodia	57.0	57.0

(i)              See note 4.

The share of assets and liabilities of the jointly controlled entities at December 31, 2005 and 2004, which are included in the consolidated financial statements, are as follows:

	2005	2004
	US$ ‘000	US$ ‘000
Current assets	110,186	80,172
Non-current assets	187,386	146,411
	297,572	226,583
Current Liabilities	124,183	76,227
Non-current liabilities	29,531	33,638
	153,714	109,865

The share of revenues and operating expenses of the jointly controlled entities for the years ended December 31, 2005, 2004 and 2003, which are included in the consolidated financial statements, are as follows:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	365,671	239,065	204,988
Total operating expenses	(237,439)	(154,834)	(141,611)
Operating profit	128,232	84,231	63,377

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

8.   SEGMENT INFORMATION

The primary segment reporting format is determined to be geographic segments as the Group’s risks and rates of return are affected predominantly by the fact that it operates in different countries in different geographical areas. The Group operates mainly in one reportable business segment, telecommunications services. The operating businesses are organised and managed according to the geographical areas, which represent the basis on which the information is presented to the Board of Directors and executive management to evaluate past performance and for making decisions about the future allocation of resources.

For segmental information on investment in associates and profit from associates see note 11.

Notes to the consolidated financial statements (Continued)                                                                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                                                                     Cellular S.A.

Primary Reporting Format—Geographical Segments

The Group operates in 16 countries within five regions, Central America, South America, Africa, South Asia and South East Asia. The other segment includes all operating companies which do not provide mobile telephony and the unallocated segment includes all non-operating entities. The following table presents revenues, expenditures and other segment information for year ended December 31, 2005, 2004 and 2003:

December 31, 2005	Central America	South America	Africa	South Asia (note 12)	South East Asia	Other	Unallocated item	Total Continuing Operations	Discontinued Operations (note 12)	Elimination	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues	452,600	141,194	204,397	120,718	161,523	3,237	—	1,083,669	2,420	—	1,086,089
Operating profit/(loss)	177,538	30,270	56,933	(34,521)	24,730	(2,762)	(50,015)	202,173	337	—	202,510
Other segment information
Depreciation and amortization	(60,894)	(26,120)	(30,847)	(47,514)	(47,578)	(939)	(4,698)	(218,590)	—	—	(218,590)
Total Assets	409,728	148,805	325,884	653,796	204,499	4,750	3,083,883	4,831,345	4,756	(2,276,679)	2,559,422
Total Liabilities	144,989	96,258	307,907	685,796	67,314	9,996	1,961,911	3,274,171	656	(1,048,955)	2,225,872
Additions to:
Property, plant and equipment	78,618	30,644	111,141	82,030	48,799	410	—	351,642	11	—	351,653
Intangible assets	3,579	450	2,992	218,012	378	—	784	226,195	—	—	226,195
Capital expenditure	82,197	31,094	114,133	300,042	49,177	410	784	577,837	11	—	577,848

The segment information for 2004 is presented in the following chart:

December 31, 2004	Central America	South America	Africa	South Asia (note 12)	South East Asia	Other	Unallocated item	Total Continuing Operations	Discontinued Operations (note 12)	Elimination	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues	304,816	114,006	149,802	113,131	231,342	4,395	—	917,492	3,001	—	920,493
Operating profit/(loss)	113,741	16,146	45,732	11,317	83,013	(671)	(22,089)	247,189	(649)	—	246,540
Other segment information
Depreciation and amortization	(41,977)	(24,790)	(18,314)	(29,999)	(54,677)	(574)	—	(170,331)	(663)	—	(170,994)
Total Assets	362,236	157,920	222,253	429,835	215,019	6,374	2,921,158	4,314,795	3,961	(2,272,543)	2,046,213
Total Liabilities	143,622	113,399	196,288	393,500	81,052	7,841	1,888,076	2,823,778	536	(1,058,538)	1,765,776
Additions to:
Property, plant and equipment	55,445	22,818	55,795	68,700	31,061	3,480	131	237,430	185	—	237,615
Intangible assets	10,211	685	24,357	223,061	1,818	5	—	260,137	—	—	260,137
Capital expenditure	65,656	23,503	80,152	291,761	32,879	3,485	131	497,567	185	—	497,752

Notes to the consolidated financial statements (Continued)                                                                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                                                                     Cellular S.A.

The segment information for 2003 is presented in the following chart:

December 31, 2003	Central America	South America	Africa	South Asia (note 12)	South East Asia	Other	Unallocated Item	Total Continuing Operations	Discontinued Operations (note 12)	Elimination	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues	171,321	99,343	83,966	105,068	174,412	6,253	—	640,363	4,373	—	644,736
Operating profit/(loss)	66,319	18,571	16,538	31,581	58,592	137	(27,366)	164,372	(3,754)	—	160,618
Other segment information
Depreciation and amortization	(24,519)	(22,485)	(13,855)	(22,178)	(42,584)	(611)	(432)	(126,664)	(1,905)	—	(128,569)
Total Assets	275,909	134,574	120,053	116,224	157,867	5,588	3,608,671	4,418,886	4,060	(2,899,088)	1,523,858
Total Liabilities	158,223	123,560	124,278	144,730	85,181	10,575	2,350,741	2,997,288	510	(1,413,873)	1,583,925
Additions to:
Property, plant and equipment	13,240	8,321	24,237	12,934	44,823	—	68	103,623	205	—	103,828
Intangible assets	925	1,520	26	624	16	—	453	3,564	5	—	3,569
Capital expenditure	14,165	9,841	24,263	13,558	44,839	—	521	107,187	210	—	107,397

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

9.   INTANGIBLE ASSETS

The movements in intangible assets in 2005 were as follows:

	Goodwill(i)	Licences	Trademarks, Subscriber bases and Other	Total
	US$’000	US$’000	US$’000	US$’000
Opening balance, net	37,702	277,705	2,561	317,968
Additions(v)	—	224,160	2,035	226,195
Changes in the composition of the Group (note 4)(iv)	29,749	13,792	27,848	71,389
Amortisation charge(vii)	—	(27,234)	(3,918)	(31,152)
Impairment (note 28)(ii)	(1,955)	—	—	(1,955)
Impairment reversal on discontinued operations (note 28)	—	872	—	872
Reversal of negative goodwill (note 2)(iii)	8,202	—	—	8,202
Other movements	—	(2,243)	—	(2,243)
Exchange rate movements	(350)	(2,847)	(401)	(3,598)
Transfer to assets held for sale, net (note 12)	—	(212,268)	(157)	(212,425)
Closing balance, net	73,348	271,937	27,968	373,253
As at December 31, 2005
Cost or valuation	73,348	318,799	34,469	426,616
Accumulated amortisation	—	(46,862)	(6,501)	(53,363)
Net	73,348	271,937	27,968	373,253
The movements in intangible assets in 2004 were as follows:
Opening balance, net	49,578	30,889	3,351	83,818
Additions	—	258,740	1,397	260,137
Changes in the composition of the Group (note 4),(vi)	(3,634)	222	—	(3,412)
Amortisation charge(vii)	(8,242)	(8,296)	(1,272)	(17,810)
Other movements	—	—	(790)	(790)
Exchange rate movements	—	(3,850)	(125)	(3,975)
Closing balance, net	37,702	277,705	2,561	317,968
As at December 31, 2004
Cost or valuation	68,210	347,601	6,247	422,058
Accumulated amortisation	(30,508)	(69,896)	(3,686)	(104,090)
Net	37,702	277,705	2,561	317,968

(i)              In 2005, in accordance with IFRS 3, Millicom ceased amortization of goodwill and eliminated the carrying amount of accumulated amortization with a corresponding decrease in the cost of goodwill.

(ii)           Goodwill impairments are recorded in the caption “Other operating expenses” in the consolidated statements of profit and loss. In 2005, Millicom recorded an impairment of goodwill related to one of its operation in Pakistan, Pakcom, for an amount of $1,955 thousand (see notes 12 and 28)

(iii)        Following the adoption of IFRS 3, Millicom derecognized negative goodwill existing on January 1, 2005 of $8,202 thousand through an adjustment to accumulated losses brought forward (see note 2).

(iv)         Movement in goodwill represents the additional goodwill from the acquisition of Millicom’s operation in Ghana of $20,000 thousand, the Democratic Republic of Congo of $7,169 thousand and Sierra Leone of

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

$3,000 thousand less $420 thousand which was allocated to other intangible assets as part of the purchase price allocation on the acquisition of the additional 16.67% of Millicom’s operation in Honduras (see notes 4 and 16).

(v)            Additions of licences in 2005 are primarily due to the renewal of the licence in Pakcom, one of our operations in Pakistan for an amount of $217,885 thousand (2004: primarily due to the acquisition and/or renewal of licenses in Paktel, our other operation in Pakistan, Chad, Ghana and El Salvador).

(vi)         Movement in goodwill represents the $3,660 thousand excess of fair value over the cost of the acquisition of 25.04% of Millicom’s operation in Tanzania reduced by $26 thousand as a result of a change of consolidation method for one of Millicom’s holding companies.

(vii)      Amortisation of licenses and other intangible assets of $31,152 thousand (2004: $9,568 thousand) is included in “General and administrative expenses” in the consolidated statements of profit and loss. Amortization of goodwill for 2004 was included in “Other operating expenses”.

Impairment test of Goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated. The recoverable amount is usually determined by reference to the value in use. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

The allocation of goodwill to cash generating units net of exchange rate movements is shown below:

Millicom’s operations in:

	2005	2004
	US$’000	US$’000
El Salvador	42,053	42,053
Ghana	19,973	—
Democratic Republic of Congo (provisional)	7,169	—
Sierra Leone	3,000	—
Negative goodwill	—	(8,202)
Other	1,153	3,851
	73,348	37,702

For the year ended December 31, 2005, management tested for impairment the goodwill allocated to the cash-generating unit (“CGU”) representing the operation in El Salvador. The recoverable amount was determined based on cash flow projections for the next 4 years, using an average growth rate of 15%, a terminal value of $200.0 million, and a discount rate of 15%. The recoverable amount so obtained is significantly above the carrying amount of the CGU.

Since the goodwill acquired on Ghana, the Democratic Republic of Congo and Sierra Leone result from recent transactions, management does not believe that there is risk of impairment.

Impairment test of significant licenses

In October 2004, Millicom’s subsidiary in Pakistan, Paktel, signed agreements with the Pakistan Regulator (the “PTA”) to operate its GSM network with immediate effect and to renew its license for

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

15 years from October 23, 2004. The license was recorded at the present value of the total cash outflows payable until 2017 of a gross amount of $291.0 million, resulting in a license cost of $216.5 million.

In December 2005 Millicom performed an impairment test on the cash-generating unit (“CGU”) to which the license belongs. The recoverable amount of the CGU was determined by using a discounted cash flow model. This involves the use of projected cash flows of sales, expenses and capital expenditures over the remaining period of the license. Factors forming the basis for expected future financial performance include historical growth and expected future growth, business plans for Paktel, historic and expected levels of operating profitability and also estimated future tax rates. An average growth rate of 17% and a discount rate of 16% were used in the discounted cash flow computation which covered a period of 14 years. In addition, the discounted estimated residual value of Paktel at the end of the license period of $57.2 million was included in the determination of the CGU’s recoverable amount. The recoverable amount so obtained is slightly above the carrying amount of the CGU to which the license belongs.

As at December 31, 2005, the net book value of the Paktel license was $201.4 million.

10.   PROPERTY, PLANT AND EQUIPMENT

The movements in 2005 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost or valuation
Opening balance	951,580	30,378	81,361	128,757	1,192,076
Additions	39,549	2,442	298,125	11,537	351,653
Disposals(ii)	(184,861)	(376)	(2,929)	(38,671)	(226,837)
Change in composition of the Group (note 4)	20,230	468	2,673	1,275	24,646
Impairments (note 28)	(51,072)	—	—	—	(51,072)
Transfers	194,573	1,652	(216,188)	19,963	—
Exchange rate movements	(14,803)	(635)	(2,549)	(2,824)	(20,811)
Transfer to assets held for sale (note 12)	(59,676)	(3,556)	(4,403)	(4,909)	(72,544)
Closing Balance	895,520	30,373	156,090	115,128	1,197,111
Depreciation
Opening balance	(522,270)	(8,505)	—	(85,652)	(616,427)
Charge for the year	(155,855)	(2,666)	—	(28,917)	(187,438)
Disposals(ii)	180,562	253	—	37,067	217,882
Transfers	(1,637)	(6)	—	1,643	—
Exchange rate movements	3,389	256	—	1,690	5,335
Transfer to assets held for sale (note 12)	51,471	1,388	—	2,452	55,311
Closing balance	(444,340)	(9,280)	—	(71,717)	(525,337)
As at December 31, 2005
Cost or valuation	895,520	30,373	156,090	115,128	1,197,111
Accumulated depreciation	(444,340)	(9,280)	—	(71,717)	(525,337)
	451,180	21,093	156,090	43,411	671,774

(i)              The caption “Other” mainly includes office equipment and motor vehicles.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

(ii)           Mainly relates to disposals as a result of the end of the BCC (see note 3).

The movements in 2004 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost or valuation
Opening balance	800,624	23,555	36,548	104,309	965,036
Additions	34,669	3,042	185,120	14,784	237,615
Disposals	(2,403)	(30)	—	(889)	(3,322)
Change in the composition of the Group (note 4)	11,298	147	1,536	867	13,848
Impairments (note 28)	(7,237)	—	—	—	(7,237)
Disposal of subsidiaries and joint ventures	(3,940)	(60)	—	—	(4,000)
Transfers	127,479	4,195	(141,933)	10,259	—
Exchange rate movements	(8,910)	(471)	90	(573)	(9,864)
Closing balance	951,580	30,378	81,361	128,757	1,192,076
Depreciation
Opening balance	(398,221)	(6,930)	—	(70,342)	(475,493)
Charge for the year	(127,968)	(1,904)	—	(23,312)	(153,184)
Disposals	1,985	—	—	809	2,794
Transfers	(5,852)	—	—	5,852	—
Exchange rate movements	5,950	269	—	1,341	7,560
Disposal of subsidiaries and joint ventures	1,836	60	—	—	1,896
Closing balance	(522,270)	(8,505)	—	(85,652)	(616,427)
As at December 31, 2004
Cost or valuation	951,580	30,378	81,361	128,757	1,192,076
Accumulated depreciation	(522,270)	(8,505)	—	(85,652)	(616,427)
	429,310	21,873	81,361	43,105	575,649

(i)              The caption “Other” mainly includes office equipment and motor vehicles.

The following table provides details of cash used for the purchase of property, plant and equipment.

	2005	2004	2003
	US$’000	US$’000	US$’000
Additions	351,653	237,615	103,828
Increase in payables for property, plant and equipment	(28,129)	(39,742)	(17,376)
Cash used for purchase of property, plant and equipment	323,524	197,873	86,452

The Group’s financials statements includes an amount of $4.2 million ($2.2 million in 2004) for assets retirement obligations, which are in relation with property, plant and equipment.

11.   INVESTMENT IN ASSOCIATES

As at December 31, 2005 the principal associates are Navega.com S.A. which is unlisted, and Metrored S.A. which is a subsidiary of Navega.com S.A. acquired in 2005. Navega.com S.A. is 45% owned

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

by Millicom’s joint venture in Guatemala. Metrored S.A. is 51% owned by Navega.com S.A. and 49% owned by Millicom’s joint venture in Honduras of which Millicom holds 66.7% (see notes 4 and 7). The following table provides summarised financial information of the Group’s investment in associates:

	2005	2004
	US$’000	US$’000
Opening balance as January 1,(i)	2,220	1,340
Share of profit(i),(iii)	1,296	814
Additions(ii)	1,256	—
Effect of change in ownership percentage	422	—
Exchange rate movements	173	66
Closing balance as at December 31,(i)	5,367	2,220

(i)              All amounts relate to the Central America segment (share of profit for 2003 was $380 thousand).

(ii)           Acquisition of Metrored S.A by Telefonica Celular, Millicom’s operation in Honduras.

(iii)        Share of profit is after taxes and minority interest of associates.

The Group’s share of revenues and net profits of its principal associates and its share of the assets and liabilities are as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit	% interest held
		US$’000	US$’000	US$’000	US$’000
2005
Navega.com S.A.	Guatemala	12,873	9,507	5,762	944	24.7%
Metrored S.A.(i)	Honduras	4,075	2,074	1,878	352	45.3%
		16,948	11,581	7,640	1,296
2004
Navega.com S.A.	Guatemala	6,569	4,349	3,100	814	24.7%
		6,569	4,349	3,100	814

(i)              Represents Millicom’s 32.7% holding in Metrored S.A through its operation in Honduras. Millicom also holds 12.6% of Metrored S.A. through its investment in Navega.com S.A.

12.   DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

In 2003, Millicom decided to dispose of its operation in Peru as it is a wireless local loop operation which is not part of the core business of Millicom, mobile telephony, and in addition Millicom has no other operations in Peru where Millicom Peru S.A. (“Millicom Peru”) operates. As the disposal of Millicom Peru is highly probable, Millicom Peru is classified as an asset held for sale and a discontinued operation as at December 31, 2005. The disposal of Millicom Peru is due to be completed in the second quarter of 2006 and final negotiations for the sale are in progress. Expected proceeds of the sale are $4.1 million.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                       Cellular S.A

The results of Millicom Peru are presented below:

	2005	2004	2003
	US$’000	US$’000	US$’000
Revenues	2,420	3,001	4,373
Cost of sales	(439)	(1,709)	(2,651)
Gross profit	1,981	1,292	1,722
Other operating expenses, net(i)	(1,644)	(1,941)	(5,476)
Operating profit/ (loss)	337	(649)	(3,754)
Other expenses, net	(61)	(25)	—
Gain/(loss) before tax from discontinued operations	276	(674)	(3,754)
Tax income:	399	549	346
Gain/(loss) for the year from discontinued operations	675	(125)	(3,408)

(i)              Includes the reversal of impairment of a license for $872 thousand in 2005 (2003: impairment of a license for $3,073 thousand).

The earnings per share attributable to equity holders from discontinued operations (see note 32) is as follows:

	2005	2004	2003
Basic, from discontinued operations (in US$)	0.01	(0.01)	(0.05)
Diluted, from discontinued operations (in US$)	0.01	(0.01)	(0.04)

The cash flows of Millicom Peru are presented below:

	2005	2004	2003
	US$’000	US$’000	US$’000
Net cash (used) provided by operating activities	(80)	(48)	291
Cash flow provided (used) by investing activities	32	(87)	(232)
Cash flow used by financing activities	—	(75)	(934)
Net decrease in cash and cash equivalents	(48)	(210)	(875)
Cash and cash equivalents, beginning	146	356	1,231
Cash and cash equivalents, ending	98	146	356

Assets held for sale

During the third quarter of 2005, Millicom started actively negotiating the sale of its share in its Pakistani operation, Pakcom so it could focus on its other operation in Pakistan, Paktel Limited. Therefore, since September 30, 2005, Pakcom was classified as a disposal group held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”. Pakcom is not classified as a discontinued operation as Paktel a subsidiary of Millicom, also operates in Pakistan in the same business line. As of December 31, 2005, Millicom measured all assets and liabilities of Pakcom at their fair value (determined based on the expected selling price) less costs to sell and, accordingly, recorded an impairment of goodwill of $2.0 million, as well as an impairment of network equipment of $29.9 million which are recorded respectively under the captions “Other operating expenses” and “Cost of sales”. In addition, Millicom classified separately all assets and liabilities of Pakcom in the consolidated balance

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                       Cellular S.A

sheet as of December 31, 2005. Pakcom is part of the segment South Asia. On March 20, 2006 Millicom completed the sale of Pakcom (subject to regulatory approval) for net proceeds of $1 (see notes 35 and 37).

The major classes of assets and liabilities classified as held for sale as at December 31, 2005 are as follows:

	Peru	Pakcom	Total
	US$’000	US$’000	US$’000
Assets
Intangible assets, net	1,046	211,379	212,425
Property, plant and equipment, net	1,475	15,758	17,233
Non-current pledged deposits	—	96	96
Deferred taxation	1,404	—	1,404
Trade receivables, net	39	10,962	11,001
Time deposits	610	12	622
Cash and cash equivalents	98	2,915	3,013
Other current assets	84	4,209	4,293
Assets held for sale	4,756	245,331	250,087
Liabilities
Other non-current liabilities	—	151,459	151,459
Trade payables	371	7,271	7,642
Current tax liabilities	23	9,876	9,899
Other current liabilities	262	77,462	77,724
Liabilities directly associated with assets held for sale	656	246,068	246,724
Net assets/(liabilities) directly associated with disposal group	4,100	(737)	3,363

13.   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

As of December 31, 2005 and 2004, Millicom had the following financial assets at fair value through profit or loss:

	2005	2004
	US$’000	US$’000
Tele2 A.B.—‘B’ shares	288,526	351,882
Embedded derivative on the 5% Mandatory Exchangeable Notes	39,277	45,255
	327,803	397,137

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                       Cellular S.A

Transactions in Tele2 shares have been summarised in the table below:

	No. of shares held(i)	Ownership	Gain (loss)	Total
		%	US$’000	US$’000
Balance as of January 1, 2003	30,037,629	6.8%		265,571
Sale of shares	(3,132,387)	(0.7)%		(33,291)
Change in fair value			246,760	246,760
Balance as of December 31, 2003	26,905,242	6.1%		479,040
Change in fair value			(127,158)	(127,158)
Balance as of December 31, 2004	26,905,242	6.1%		351,882
Change in fair value			(63,356)	(63,356)
Balance as of December 31, 2005	26,905,242	6.1%		288,526

(i)              Number of shares has been adjusted for the 3:1 stock split that occurred on May 23, 2005.

Tele2 is a leading alternative pan-European telecom operator providing fixed and mobile telephony, internet services, data network, cable TV and content services. Tele2 is listed on the Stockholmsbörsen.

The Tele2 shares underlying the 5% Mandatory Exchangeable Notes have been lent by Millicom Telecommunications S.A. to Deutsche Bank A.G. London pursuant to a securities lending arrangement. Deutsche Bank A.G. London may sell or on-lend such Tele2 shares under the securities lending agreement. Deutsche Bank A.G. London is contractually required to deliver to Millicom Telecommunications S.A. such Tele2 shares upon requisite notice to Deutsche Bank A.G. London by Millicom Telecommunications S.A., if (1) Millicom Telecommunications S.A. requires such Tele2 shares to satisfy its obligations from time to time to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders or (2) specified bankruptcy-related events with respect to Deutsche Bank A.G. London or defaults in the performance by Deutsche Bank A.G. London of its obligations under the securities lending agreement have occurred. Millicom Telecommunications S.A. is obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank A.G. London to redeliver to Millicom Telecommunications S.A. the Tele2 shares. Millicom Telecommunications S.A.’s obligation in respect to delivery of those shares has not been guaranteed by the Group. Millicom Telecommunication S.A. has pledged 26,905,200 of the 26,905,242 Tele2 shares (2004: 26,905,200) for a fair value of $288.5 million (2004: $351.9 million) in order to settle the exchange of the 5% Mandatory Exchangeable Notes in Tele2 shares.

In 2005, Tele2 distributed a dividend of approximately $0.22 (SEK 1.67) per share (2004: $0.13 (SEK 1.00) which was directly paid to the holders of the 5% Mandatory Exchangeable Notes.

14.   FINANCIAL ASSETS AVAILABLE FOR SALE

As of December 31, 2005 and 2004, Millicom had the following financial assets available for sale:

	2005	2004
	US$ ‘000	US$ ‘000
Modern Holdings(i)	6,258	2,950
Other investments(ii)	49	61
	6,307	3,011

(i)              Modern Holdings Inc. and Great Universal Inc

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                       Cellular S.A

(ii)           $12 thousand of investments were disposed of in 2005 for $nil gain.

The Group has an ownership of 64.3% of the share capital of Modern Holdings Inc. (“Modern Holdings”) (note 36). This investment is recorded as a non-current available-for-sale financial asset. The shares of Modern Holdings are not quoted on a public market. In 2005, management determined the fair value of the investment to be $6.3 million (2004: $3.0 million) and recognised a fair value adjustment of $3.3 million in equity (2004: $nil) under the caption “Revaluation reserve”. The fair value was determined by using a discounted cash flow valuation. This involves the use of projected cash flows of sales, expenses and capital expenditures over five years and the determination of a terminal value.

The Group also owns 100% of Great Universal Inc. (“GU”), which is a dormant group of companies. Therefore, the fair value of GU was estimated by management at $nil.

Millicom does not consolidate its investments in Modern Holdings and GU as due to the existence of warrants, enabling the warrant holders to obtain control over Modern Holdings and GU, Millicom does not control or have significant influence over these companies. The warrants will expire six months after the date a registration statement of GU is declared effective by the U.S. Securities and Exchange Commission.

In addition, the Group holds other available-for-sale securities for a total fair value of $0.1 million as of December 31, 2005 (2004: $0.1 million).

15.   FINANCIAL ASSETS HELD TO MATURITY

As of December 31, 2005 and 2004, Millicom held the following financial assets held to maturity:

	2005	2004
	US$ ‘000	US$ ‘000
Non-current
U.S. Treasury strips	—	7,529
	—	7,529
Current
U.S. Treasury strips	7,687	15,327
	7,687	15,327

On August 7, 2003, $45.3 million of the net proceeds of the 5% Mandatory Exchangeable Notes was used to purchase U.S. Treasury strips, with a nominal amount of $46.5 million to provide for payment of the interest under the 5% Mandatory Exchangeable Notes.

As of December 31, 2005, the fair value of the U.S. Treasury strips was $7.7 million (2004: $22.9 million). The outstanding U.S. Treasury strips, which have an effective interest rate of 2.12%, mature on May 15, 2006.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                       Cellular S.A

16.   DERIVATIVES ARISING FROM BUSINESS COMBINATIONS

Millicom or its partners have agreements to purchase or sell interests in certain operations according to fixed conditions. These agreements qualify as derivatives under the prescribed accounting treatment in IAS 39. Details of the agreements are described as follows:

Express Telecommunications Co. Inc

As part of the sale agreement for Express Telecommunications Co. Inc. (“Extelcom”), Millicom’s operation in the Philippines, signed in December 2002, Millicom was granted, for the price of $1, the option to purchase 47.9% of the issued share capital of Extelcom at various prices up to ten years after issuance. The exercise price is $1.0 million if exercised within 12 months of the sale agreement increasing by an additional $1.0 million for each year afterwards. If exercised between five and ten years after the option is issued, the purchase price is $8.0 million. In November 2005 Millicom sold this option and other receivables which had been fully written down for a price of $4.0 million realising a gain of $4.0 million which is recorded under the caption “Other operating income”.

Ghana

In June 2002, Millicom issued a call option to a former shareholder. The option allows the holder to reacquire the 30% equity stake which he sold to Millicom in 2002. The option was exercisable from June 2005 to June 2007 at an exercise price of $190,000. In December 2005, Millicom bought the option from the shareholder for an amount of $20.0 million. This amount is entirely recognised as goodwill, as the purchase of the option represents, in substance, the acquisition of the economic benefits associated with the 30% minority interest and at the date of the purchase of the option by Millicom, Millicom Ghana Limited had negative shareholders’ equity (see note 4).

Iran

Millicom has an option to acquire an equity ownership of the company that operates the network in Iran from Rafsanjan Industrial Complex (“RIC”) at book value. Between February 9, 2004 and February 9, 2007 Millicom can acquire up to 47% of the equity. After that date and until February 9, 2009, Millicom has the right to acquire an additional 30% of the equity in addition to any shares acquired before that date, provided that the total percentage acquired never exceeds 47%. Currently RIC pay 57% of revenues generated by its network to Telecommunications Company of Iran (“TCI”) the national incumbent fixed-line operator. Millicom intends to exercise the option if RIC can obtain a favourable interconnect arrangement from TCI. As of December 31, 2005, the fair value of the option is $0.8 million (2004: $1.1 million) and is recorded under the caption “Other current assets”. The fair value of the option was determined by using a Black-Scholes model.

17.   INVENTORIES

	2005	2004
	US$’000	US$’000
Inventories	16,369	16,304

Inventories consist of mobile telephone equipment and related accessories.

During 2005, the amount of inventories written down and recognised as expenses amounted to $1.3 million (2004: $2.2 million). This expense is included in “Cost of sales”.

The Group reversed $0.1 million (2004: $0.1 million) of previous impairment of inventories.

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

18.   TRADE RECEIVABLES

	2005	2004
	US$’000	US$’000
Gross trade receivables	139,402	178,656
Less: provisions for impairment of receivables	(30,237)	(36,684)
Trade receivables, net	109,165	141,972

There is no significant concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The Group has recognised a provision for $8.1 million (2004: $13.2 million) for the impairment of its trade receivables during the year ended December 31, 2005. The Group has used provisions for impaired receivables of $7.8 million during the year ended December 31, 2005 (2004 $13.5 million). Additional provisions and reversals of existing provisions for impaired receivables have been included in “Cost of sales” in the consolidated statements of profit and loss.

19.   OTHER CURRENT ASSETS

Other current assets are comprised as follows:

	2005	2004
	US$ ‘000	US$ ‘000
Receivable from VMS, net(i)	17,332	32,156
Advances paid to suppliers	21,152	4,330
Iran option (see Note 16)	785	1,097
Other	13,527	12,315
	52,796	49,898

(i)             This reflects the net receivable under the revenue sharing agreement in Vietnam (note 3).

20.   PLEDGED DEPOSITS

Pledged deposits represent interest bearing collateral for certain debts of Group companies (Note 26).

The effective interest rate on pledged deposits as at December 31, 2005 was 2.12% (2004: 1.98%).

21.   TIME DEPOSITS

Time deposits as of December 31, 2005 of $0.1 million (2004: $0.6 million) represent cash deposits with banks, remunerated at market interest rates. They have original maturity periods of between three to twelve months.

As of December 31, 2005, the effective interest rate on time deposits was approximately 1.2% (2004: 1.1%).

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

22.   CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised as follows:

	2005	2004
	US$ ‘000	US$ ‘000
Cash and cash equivalents in U.S. dollars	481,437	354,237
Cash and cash equivalents in other currencies	115,130	59,144
	596,567	413,381

23.   SHARE CAPITAL

On February 16, 2004 an extraordinary general meeting of shareholders approved a stock split of the issued shares of the Company, by which each share with a par value of $6 was split into four new ordinary shares with a par value of $1.50 each. The stock split became effective on February 20, 2004. All figures in this note have been updated to reflect the stock split for all years presented.

Share capital and share premium

The authorised share capital of the Company totals 133,333,200 registered shares. As at December 31, 2005, the total subscribed and fully paid-in share capital and premium amounts $465.2 million (2004: $513.8 million) consisting of 99,703,598 (2004: 99,219,079) registered common shares at a par value of $1.50 (2004: $1.50) each.

In 2005, the Company issued 484,519 (2004: 669,040) shares following the exercise of stock options by employees and directors of Millicom.

At the Company’s Annual General Meeting in May 2005, the shareholders voted to decrease the statutory accumulated losses brought forward by a total amount of $52.6 million through a transfer of the same amount from the share premium account.

In the fourth quarter of 2004, the Company raised $209.2 million in equity through the offering of 9,000,000 shares (the share offering) in the form of ordinary shares or Swedish Depository Receipts (SDRs). The shares were issued at a price of $23.24. The net proceeds from the share offering were $203.1 million.

In May 2003, the Company issued convertible notes (the “2% PIK Notes”) which were convertible into 23,639,108 common shares. In 2003, the Company issued 349,760 common shares to holders of the 2% PIK Notes who converted their notes. From January 1, 2004 to April 26, 2004, holders of the 2% PIK Notes converted an aggregate amount of $62.4 million of the notes into 23,230,099 common shares of the Company. The outstanding 2% PIK Notes which were not converted were redeemed in cash on April 26, 2004 for an amount of $0.2 million.

Treasury stock

As a result of the Merger (Note 1), 28,862,794 shares of Millicom’s common shares, previously held by Millicom Inc., were held by subsidiaries of the Company, and accounted for as treasury stock for consolidation reporting purposes. In February 2003, an Extraordinary General Meeting of Millicom passed a resolution approving the reduction of $43.3 million of the share capital of the Company by means of the cancellation of the 28,862,794 shares with a par value of $1.50 each.

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

In 2003, Millicom granted 177,428 shares from its holding of treasury stock to Kinnevik International AB as final payment on the partial acquisition in 1995 of Multinational Automated Clearing House S.A (“MACH”), a company providing clearing services for international roaming.

As of December 31, 2005, the total number of treasury shares held was 654,852 (2004: 654,852).

Share options

Share options are granted to directors, senior executives, officers and selected employees. The exercise price of the granted options is equal to or higher than the market price of the shares on the date of grant. Options are conditional on the employee or Director completing one to five years service (the vesting period). The options are exercisable starting from one year to three years from the grant date. The options have a contractual option term of six years from the grant date for employees and from 2005, of twenty years for directors. Share options grants for directors before 2005 had an indefinite life. Shares issued when stock options are exercised benefit from the same rights as common shares.

The following table summarizes information about stock options outstanding at December 31, 2005. The market price of the Company’s shares as at December 31, 2005 was $26.84 (2004: $22.73)

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2005	Weighted average exercise price	Number outstanding at December 31, 2005
3.32–3.75	3.41	1,099,515	3.47	687,558
9.00	9.00	604,892	9.00	604,892
16.78–20.56	20.26	1,040,632	19.53	306,392
25.05–29.75	25.58	583,480	26.36	238,936
31.88–35.91	32.33	483,868	32.33	483,868
3.32–35.91	15.96	3,812,387	15.40	2,321,646

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002, May 2003 and May 2004	1,992,158	3.32 - 35.91	Exercisable over a three-year period in equal installments. Options have an indefinite life.
May 2005	200,000	20.56	Exercisable over a three-year period in equal installments. Options have a twenty year life.
December 2001, December 2002, May 2003 and May 2004	935,449	3.32 - 25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	484,240	20.56

Exercisable over a five year period (1/5 vested after one year, 2/5 vested after two years, 3/5 vested after 3 years, 4/5 vested after four years, 100% vested after 5 years). Options expire after six years from date of grant.

May 2000, June 2000 and July 2005	200,540	20.56 - 31.88	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

The following table summarizes the Company’s stock options as of December 31, 2005, 2004 and 2003, and changes during the years then ended.

	2005		2004		2003
	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options
Outstanding at beginning of year	15.56	4,127,547	13.26	4,520,808	18.63	4,221,004
Granted	20.56	740,740	25.05	540,015	3.32	1,320,500
Forfeited	26.09	(571,381)	23.68	(264,236)	22.64	(1,020,696)
Exercised	7.39	(484,519)	4.29	(669,040)	—	—
Outstanding at end of year	15.96	3,812,387	15.56	4,127,547	13.26	4,520,808
Exercisable at end of year	15.40	2,321,646	18.56	2,451,508	23.61	1,880,852

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

The range of fair value of options granted during the year determined using option pricing models was $2.76 to $8.63 (2004: $4.14 to $8.77, 2003: $2.09 to $2.22). The significant inputs into the model were share price of $17.88 (2004: $22.77, 2003: $3.32) at the grant date, exercise price as disclosed above, expected exercise date based on previous exercise behaviour for employees and for directors between 1 and 20 years, option contractual term as previously disclosed, annual risk-free interest rate of 3.74% (2004: 2.16% and 4.12%, 2003: 1.25% and 2.08%) and expected share price volatility of 46.5%,(2004: 47.1%, 2003: 117.3%) based on statistical analysis of daily share prices over the last 2 years amended for the change in the debt levels of the Company over the same period of time.

For the year ended December 31, 2005, Millicom recorded a charge to the consolidated statements of profit and loss of $3.1 million for stock based compensation under the caption “General and administrative expenses” (2004: $1.9 million, 2003: $0.4 million).

4% Notes—equity component

In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2005 was $39.1 million.

24.   OTHER RESERVES

	Legal reserve	Equity- settled transaction reserve	Equity component convertible notes	Currency translation reserve	Revaluation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As at January 1, 2003	4,256	2	—	(84,121)	—	(79,863)
Issuance of 2% PIK Notes—equity component	—	—	16,248	—	—	16,248
Conversion of 2% PIK Notes	—	—	(242)	—	—	(242)
Share based compensation	—	443	—	—	—	443
Currency translation movement	—	—	—	14,923	—	14,923
As at December 31, 2003	4,256	445	16,006	(69,198)	—	(48,491)
Transfer from accumulated profit and loss account	9,321	—	—	—	—	9,321
Conversion/redemption of 2% PIK Notes	—	—	(16,006)	—	—	(16,006)
Share based compensation	—	1,852	—	—	—	1,852
Currency translation movement	—	—	—	(1,918)	—	(1,918)
As at December 31, 2004	13,577	2,297	—	(71,116)	—	(55,242)
Fair value adjustment	—	—	—	—	3,308	3,308
Shares issued via the exercise of stock options	—	(462)	—	—	—	(462)
Share based compensation	—	3,075	—	—	—	3,075
4% Convertible Notes—equity component	—	—	39,109	—	—	39,109
Currency translation movement	—	—	—	(5,005)	—	(5,005)
As at December 31, 2005	13,577	4,910	39,109	(76,121)	3,308	(15,217)

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

Legal reserve

On an annual basis, if the Company reports a net profit for the year on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution.

Equity-settled transaction reserve

The cost of stock options is recognised as an increase in the Equity-settled transaction reserve, over the period in which the performance and /or service conditions are fulfilled. If the options are subsequently exercised then the cost attributed to these options is transferred from the Equity-settled transaction reserve to the Share premium.

Equity component convertible notes

The portion of a convertible bond representing the fair value of the conversion option at the time of issue is included in equity (see note 26).

Currency translation reserve

For the purposes of consolidating joint ventures and subsidiaries with functional currencies other than U.S. dollars, their balance sheets are translated to U.S. dollars using the closing exchange rate. Profit and loss accounts are translated to U.S. dollars at the average exchange rates during the year. The currency translation reserve includes foreign exchange gains and losses arising from the translation of financial statements.

Revaluation reserve

The Group has recognised under the caption “Revaluation reserve” in equity an amount of $3.3 million as result of a fair value adjustment of its investment in Modern Holding Inc., which is classified as available for sale (note 14).

25.   OTHER NON-CURRENT LIABILITIES AND OTHER CURRENT LIABILITIES

Other non-current liabilities are mainly comprised of the unpaid portion of license fees of Paktel Limited and Millicom (Ghana) Ltd. amounting to $150.7 million as of December 31, 2005 (2004: $187.6 million). Included in other non-current liabilities are asset retirement obligations of $3.5 million (2004: $2.2 million).

Other current liabilities are comprised as follows:

	2005	2004
	US$’000	US$’000
Deferred revenues	49,713	44,755
Subscriber deposits	4,813	5,368
Unpaid portion of license fees	48,760	32,347
Provisions	3,806	3,800
Asset retirement obligations	700	—
Other	31,024	14,270
	138,816	100,540

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

26.   BORROWINGS

Borrowings are comprised of the following:

	2005	2004
	US$ ‘000	US$ ‘000
10% Senior Notes(b)	537,599	536,629
4% Convertible Notes—debt component(c)	163,284	—
5% Mandatory Exchangeable Notes—debt component(d)	315,359	365,006
Other Debt and Financing(e)	216,381	212,778
Total borrowings	1,232,623	1,114,413

Borrowings due after more than one year:

	2005	2004
	US$ ‘000	US$ ‘000
Corporate debt at amortized cost
10% Senior Notes(b)	537,599	536,629
4% Convertible Notes—debt component(c)	163,284	—
5% Mandatory Exchangeable Notes—debt component(d)	—	365,006
	700,883	901,635
Other debt and financing:
Equipment financing facilities	7,315	6,370
Bank financing facilities	148,664	152,893
Total non-current other debt and financing	155,979	159,263
Less: portion payable within one year	(35,938)	(34,996)
Total other debt and financing due after more than one year	120,041	124,267

Borrowings due within one year:

	2005	2004
	US$ ‘000	US$ ‘000
Corporate debt at amortized cost
5% Mandatory Exchangeable Notes—debt component(d)	315,359	—
Other debt and financing(e):
Bank financing facilities	60,402	53,515
Total current other debt and financing	375,761	53,515
Portion of non-current debt payable within one year	35,938	34,996
Total other debt and financing due within one year	411,699	88,511

Company borrowings

As of December 31, 2005, Millicom’s share of the carrying amount of total pledged assets held by operating entities securing Group debt and financing was $193.7 million (2004: $267.4 million) including pledged deposits for $3.2 million (2004: $10.5 million).

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The carrying amount of pledged assets held by non-operating entities at December 31, 2005 securing Group debt and financing was $346.5 million (2004: $399.0 million) represented by Tele2 shares, pledged deposits and pledged US Treasury strips (note 15). Millicom pledged 26,905,200 Tele2 AB series B shares (2004: 26,905,200) for a fair value of $288.5 million (2004: $351.9 million) in order to settle the exchange of the 5% Mandatory Exchangeable Notes in Tele2 AB shares. Furthermore, U.S. treasury strips amounting to $7.7 million (2004: $22.9 million) are recorded under the caption “Financial assets held to maturity” non-current and current. An amount of $7.7 million (2004: $7.7 million) was held as pledged deposits in current assets until settlement of the payment of the interest on the 5% Mandatory Exchangeable Notes in February 2006. The total amount of pledged deposits held by non-operating entities totaled $50.3 million (2004: $24.3 million). $39.3 million (2004: $13.2 million) of these pledged deposits covered outstanding standby letters of credit issued by a bank in order to secure debt and financing granted to the operations and $3.0 million (2004: $3.0 million) represented cash deposited as security for a loan granted to an operating entity by Bank Invik (see note 36).

10% senior Notes

On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. The effective interest rate is 10.4%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

Due to the fact that the registration statement of the 10% Senior Notes was not declared effective by the U.S. Securities and Exchange Commission before May 23, 2004, a special interest charge was added to the interest rate of 10%, of 0.25% from May 23, 2004 to August 20, 2004, of 0.5% from August 21, 2004 to November 18, 2004, of 0.75% from November 19, 2004 to February 16, 2005 and of 1% from February 17, 2005 until March 2, 2005, the date the registration statement was declared effective.

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

The indenture contains certain covenants that, among other things, limit Millicom’s ability to incur additional indebtedness, make certain payments, including dividends or other distributions, with respect to Millicom’s share capital and the share capital of Millicom’s subsidiaries, make certain investments, prepay subordinated debt, create certain liens, engage in certain transactions with affiliates, engage in certain asset sales, consolidate, merge or transfer all or substantially all Millicom’s assets and enter into other lines of business. Certain of these covenants will no longer apply if the 10% Senior Notes are rated above a certain level by the rating agencies or if Millicom meets certain financial criteria after three years following their issuance date.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

4% convertible Notes

In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate is 9.8%.

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of December 31, 2005, none of the 4% Convertible Notes have been converted into ordinary shares.

If Millicom experiences a change of control, during the 60 days period following such change of control, each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price ranging from $25.56 to $34.86 per share.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline and a change in control, each holder will have the right to require Millicom to redeem its notes at their principal amount plus accrued and unpaid interest and all other amounts due, if any.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2005 was $39.1 million and the value allocated to debt was $163.3 million.

5% Mandatory Exchangeable Notes

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million on that date) Mandatory Exchangeable Notes (the “5% Mandatory Exchangeable Notes”), which are exchangeable into Tele2 AB series B (“Tele2”) shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications S.A. as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 26,905,200 Tele2 AB series B shares (note 13) which Millicom holds through Millicom Telecommunications S.A.. The number of Tele2 shares that Millicom Telecommunications S.A. is obligated to deliver is based on a formula that takes into account the market price of the Tele2 shares prior to any exchange. Under the formula, Millicom Telecommunications S.A. could retain up to approximately 23% of the 26,905,200 Tele2 AB series B shares. This maximum % corresponds to a 30% increase in value of the Tele2 shares over the designated reference price of SEK 95 per share. As a result, on August 7, 2006 or earlier if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications S.A. could own up to approximately 23% of the 26,905,200 Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes.

The 5% Mandatory Exchangeable Notes may be exchanged voluntarily at the option of the noteholders at any time during the period commencing on September 17, 2003 and ending on the 25th

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

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

The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of December 31, 2005, the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $315.4 million (2004: $365 million). In 2005, an exchange gain of $60.6 million (2004: exchange loss of $27.6 million, 2003: exchange loss of $41.8 million) was recognised on the 5% Mandatory Exchangeable Notes.

The 5% Mandatory Exchangeable Notes are secured by 26,905,200 Tele2 shares. In 2003, as part of the financing, Millicom purchased U.S. treasury strips with a nominal value of $46.5 million which are used to settle the interest payments (note 15). Millicom Telecommunications S.A.’s obligations in respect of the interest payments of the 5% Mandatory Exchangeable Notes are secured by U.S. Treasury strips and are guaranteed by Millicom. Whilst there are Notes or interest outstanding Millicom Telecommunications S.A. will not pledge, transfer, lend or sell any of the secured Tele2 shares or U.S. Treasury strips.

The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom’s limited right to participate in the increase in value of the Tele2 shares, is recorded at fair value, taking into account time and volatility factors. As of December 31, 2005, the fair value of the embedded derivative was an asset of $39.3 million (2004: an asset of $45.3 million), with the change in fair value for the year ended December 31, 2005 a loss of $6.0 million (2004: a gain of $148.8 million, for the period from August 7, 2003 to December 31, 2003: a loss of $84.6 million) recorded under the caption “Fair value result on financial instruments”.

$100 million credit facility

On June 29, 2005 Millicom International Operations B.V., Millicom’s wholly-owned subsidiary entered into a $100 million revolving credit facility ( the”$100 million facility”) for a one year period with a term out option of an additional year. This facility has been guaranteed by Millicom.

The $100 million facility bears interest at LIBOR plus 2.5% and has a commitment fee of 1% on any undrawn balance. As at December 31, 2005 there had been no drawdowns on this facility.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Other Debt and Financing

Millicom’s share of total other debt and financing analyzed by country is as follows:

	2005	2004
	US$ ‘000	US$ ‘000
Bolivia(i)	18,560	26,722
El Salvador(ii)	35,556	40,000
Ghana(iii)	11,533	—
Guatemala(iv)	14,473	22,694
Honduras(v)	13,747	1,257
Pakistan(vi)	46,820	31,000
Paraguay(vii)	13,406	17,693
Senegal(viii)	12,605	18,236
Sri Lanka(ix)	19,177	8,626
Tanzania(x)	13,390	19,097
Vietnam	—	8,663
Other	17,029	18,725
Total	216,296	212,713
Corporate	85	65
Total other debt and financing	216,381	212,778
Of which:
due after more than 1 year	120,041	124,267
due within 1 year	96,340	88,511
	216,381	212,778

Significant individual financing facilities are described below:

Bolivia

In June 2001, Telefonica Celular de Bolivia SA (“Telecel Bolivia”) signed an agreement for additional financing in the amount of $25.0 million with the International Finance Corporation (IFC) and $10.0 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel Bolivia signed an agreement with Bayerische Landesbank (“BLB”) for an aggregate amount of $10,361,228. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt-to-equity ratio. As of December 31, 2003, the company was in breach of certain covenants on the IFC, FMO and BLG loans and the outstanding balances had been reclassified as current financing. In 2004, the lenders agreed to amend the terms of the loan and the company is therefore no longer in breach of any covenants and has accordingly reclassified the non-current portion of the outstanding balances to non-current other debt and financing. The IFC and FMO financing bears interest at LIBOR plus 3.75% and the BLB financing bears interest at LIBOR plus 1.15%.

As of December 31, 2005, $15.1 million (2004: $21.0 million) was drawn down on these financings. These financings have helped to fund the expansion and further digitalization of the Group’s mobile telecommunications network in Bolivia. These financings are repayable in tranches until 2007. In addition to the above, Millicom’s operation in Bolivia also had $3.5 million of other debt and financing outstanding as at December 31, 2005 (2004: $5.7 million).

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

El Salvador

In November 2004, Telemovil entered into a $40.0 million five year loan from a syndicate consisting of ABN Amro, Citibank and Scotiabank. This loan bears interest for the advances in U.S. dollars at 3 month LIBOR plus 2.5% and is repayable over 18 quarterly installments commencing in 2005. As of December 31, 2005, $35.6 million (2004: $40 million) of this facility was outstanding.

Ghana

In July 2005, Millicom (Ghana) Ltd entered into a $20.0 million loan agreement with Citibank N.A., 75% guaranteed by the Overseas Private Investment Corporation (“OPIC”) and 100% guaranteed by the Company. This loan bears interest at 6 month LIBOR + 2.5% and is repayable in 8 semi-annual installments commencing in January 2007. As of December 31, 2005, $10.0 million of this facility was outstanding. In addition to the above Millicom’s operation in Ghana also had $1.5 million (2004: $ nil) of other debt and financing outstanding as at December 31, 2005.

Guatemala

In connection with the purchase of GSM equipment, Millicom’s operation in Guatemala entered into a facility agreement in September 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provided for a seven-year term loan facility in a maximum aggregate principal amount of Quetzal 400.0 million of which Quetzal 320.0 million were drawn down. Amortisation payments were payable semi-annually in the fixed amount of Quetzal 33.3 million each and were scheduled to begin in March 2006. For the first year of the loan interest was fixed at an annual rate of 8.00% after which it became subject to semi-annual adjustment and as at December 31, 2004 was 8.75%.

In October 2005, Millicom’s operation in Guatemala refinanced the above facility with a new loan for a total amount of Quetzal 200.0 million. The facility was provided by Banco Industrial S.A. and Banco G&T Continental S.A.. The purpose of this debt restructuring was to benefit from lower interest rates. The facility bears interest at a rate of 7%, subject to semi-annual adjustments. The facilty dated October 7, 2005 is repayable semi-annually starting in March 2006 and matures in October 2012. This facility was fully drawn as of December 31, 2005.

As of December 31, 2005, the Group share of the debt was $14.5 million (2004: $22.7 million).

Honduras

In 2005, Telefonica Celular S.A. entered into 7 promissory note facilities maturing in 2010 and one maturing in 2015 with local banks. These facilities are in dollars and in Lempiras. As of December 31, 2005, outstanding amounts under each of these facilities ranged between approximately $0.8 million and $3.6 million. These facilities are unsecured and interest rates are either fixed or variable, ranging as of December 31, 2005 between 7% and 13%.

These facilities together with a $6 million promissory note facility signed in 2002 and maturing in 2007 totalled $20.6 million as of December 31, 2005. The Group share of the debt was $13.7 million (2004: $1.3 million) as of December 31, 2005.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Pakistan

In 2003, Pakcom entered into a long-term financing agreement with National Bank of Pakistan for an amount of PKR 1,250.0 million ($21.0 million) bearing interest equal to the six month Pakistani Treasury Bill plus 2.4% (approximately 10.5% for the year ended December 31, 2005) repayable in equal installments until 2007. In 2004, Pakcom signed a three year loan agreement for PKR 250.0 million ($4.2 million) from the UBL Bank. The loan bears interest equal to the six month Pakistani Treasury Bill plus 2.5% (approximately 10.6% for the year ended December 31, 2005).

Among other things these financings require the company to maintain certain financial covenants such as current ratio, debt to equity and debt service coverage ratio. As of December 2005, the company was in breach of certain covenants in both financings. As a result of the sale of Pakcom (subject to regulatory approval), the outstanding balances have been classified as current liabilities and will be settled by Millicom as part of the disposal of Pakcom (see note 38).

In 2003, Paktel entered into a PKR 962.7 million ($16.1million) long term financing agreement with a syndicate of local banks, with Standard Chartered Bank as Agent. The purpose of this loan was to refinance letters of credit issued by United Bank Limited in 2003, at their maturity. The first drawdown under this loan was made in 2005 and as of December 31, 2005, $13.7 million is outstanding. The loan bears interest equal to the prevailing discount rate as set by the State Bank of Pakistan plus 3% (approximately 12% for the year ended December 31, 2005).

In September and October 2005, Paktel entered into four short term overdraft facilities totaling PKR 1,745.0 million ($29.2 million) with two local banks, United bank Limited and Allied Bank Limited. These facilities bear interest at KIBOR + 0.75% (approximately 9.65% for the year ended December 31, 2005) and are secured by stand by letters of credit. As of December 31, 2005, $28.6 million was drawn under these facilities.

In addition to the above, Paktel also had $4.5 million of other debt and financing outstanding as at December 31, 2005 (2004: $5.8 million).

Paraguay

In May 2005, Millicom’s operation in Paraguay entered into a $15.0 million loan agreement with the International Finance Corporation, 100% guaranteed by the Company. This loan bears interest at 6 month LIBOR + 3% and is repayable in 6 semi-annual installments commencing in September 2007. As of December 31, 2005, $5.0 million of this facility was outstanding.

In December 2004, Millicom’s operation in Paraguay issued local bonds for a total of $6.0 million through the local stock exchange, $4.5 million in USD and the equivalent of approximately $ 1.5 million in PYG. These bonds have maturities ranging between 6 months and 2 years with interest rates varying from 4% to 15%. As of December 31, 2005, $4.7 million was outstanding under this issue.

In addition to the above, Millicom’s operation in Paraguay also had $3.7 million of other debt and financing outstanding as at December 31, 2005 (2004: $11.7 million).

Senegal

In December 2005, Millicom’s operation in Senegal entered into a XAF 12,500.0 million (approximately $22.5 million) loan agreement with Crédit Lyonnais Sénégal. This loan bears a fixed

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

interest rate of 8% and is fully repayable at maturity, in December 2010. As of December 31, 2005, $7.2 million (XAF 4,000.0 million) of this facility was outstanding.

In September 2005, Millicom’s operation in Senegal entered into a XAF 2,000.0 million bridge loan with the Compagnie Bancaire de l’Afrique Orientale (CBAO). This loan bore a 6% interest rate and matured in March 2006. As of December 31, 2005 $3.6 million (XAF 2,000 million) of this facility was outstanding.

In addition to the above, Millicom’s operation in Senegal also had $1.8 million of other debt and financing outstanding as at December 31, 2005 (2004: $18.2 million).

Sri Lanka

In 2004, ABN-Amro arranged a six year syndicated loan of LKR 2,000.0 million for Celltel Lanka Limited. The facility was fully drawn down as of December 31, 2005 for an amount outstanding of $19.2 million (2004: $8.6 million). One tranche, representing LKR 427.0 million is guaranteed and carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 0.75% (approximately 10.54% for the year ended at December 2004). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. The company will repay the loan between 2006 and 2009.

Tanzania

In June 2003, Millicom Tanzania Ltd. entered into a 3 years syndicated loan relating to a term loan facility and a revolving loan facility with Standard Chartered Bank Tanzania Limited as arranger, pursuant to which MIC Tanzania Ltd. borrowed an aggregate of $15.0 million ($6.0 million in U.S. dollars and $9.0 million in Tanzanian Shillings). This facility bears interest for the advances in U.S. dollars at LIBOR plus 4.50% and for the advances in Tanzanian Shillings at the Treasury Bill Rate plus 4.50%, with a minimum applicable interest rate of 12% per annum. In 2004, the aggregate amount of the facility was increased by $7.7 million (TZS 8,000.0 million). As of December 31, 2005, $13.4 million (2004: $19.1 million) of this facility was outstanding.

Fair value of financial liabilities

The financial liabilities are recorded at amortised cost. The fair value of the financial liabilities as at December 31, 2005 and 2004 disclosed above is as follows:

	2005	2004
	US$ ‘000	US$ ‘000
Corporate debt at amortized cost
10% Senior Notes(b)	559,599	564,129
4% Convertible Notes(c)	162,876	—
5% Mandatory Exchangeable Notes(d)	282,814	328,694
	1,005,289	892,823
Other debt and financing(e)	216,402	212,548
Fair value of total debt	1,221,691	1,105,371

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Analysis of borrowings by maturity

The total amount repayable at December 31, 2005 and 2004 is as follows:

	Corporate 2005	Operations 2005	Total 2005	Corporate 2004	Operations 2004	Total 2004
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Due within:
1 year	322,214	95,821	418,035	65	88,446	88,511
1–2 years	—	45,511	45,511	384,239	48,302	432,541
2–3 years	—	31,587	31,587	—	37,861	37,861
3–4 years	—	27,756	27,756	—	18,975	18,975
4–5 years	200,000	15,091	215,091	—	15,373	15,373
Due after 5 years	550,000	338	550,338	550,000	4,229	554,229
Total repayable	1,072,214	216,104	1,288,318	934,304	213,186	1,147,490
Unamortized difference between carrying amount and nominal amount	(55,283)	(412)	(55,695)	(32,604)	(473)	(33,077)
Total debt, net	1,016,931	215,692	1,232,623	901,700	212,713	1,114,413

Guarantees

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of December 31, 2005 and 2004. Amounts covered by bank guarantees are recorded in the consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the terms and conditions.

As of December 31, 2005:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US $ ‘000	US $ ‘000	US $ ‘000	US $ ‘000	US $ ‘000	US $ ‘000
0-1 year	6,863	110,618	7,206	7,536	14,069	118,154
1-3 years	17,521	17,521	15,798	15,798	33,319	33,319
3-5 years	29,446	42,242	—	—	29,446	42,242
More than 5 years	—	—	—	—	—	—
Total	53,830	170,381	23,004	23,334	76,834	193,715

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

As of December 31, 2004:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US $ ‘000	US $ ‘000	US $ ‘000	US $ ‘000	US $ ‘000	US $ ‘000
0-1 year	—	2,000	2,702	2,702	2,702	4,702
1-3 years	23,248	23,248	9,290	9,290	32,538	32,538
3-5 years	3,753	3,753	—	—	3,753	3,753
More than 5 years	4,092	10,000	—	—	4,092	10,000
Total	31,093	39,001	11,992	11,992	43,085	50,993

(i)              The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)           The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $445.8 million (2004: $514.0 million).

The total interest charged for the year is $143.7 million (2004: $108.5 million, 2003: $135.1 million). Also included in “Other debt and financing” is $0.6 million (2004: $1.1 million) in respect of finance leases (note 35).

27. PERSONNEL CHARGES

The following personnel charges are included in sales and marketing expenses, general and administrative expenses and other operating expenses:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Wages and salaries
Sales and marketing	10,041	8,817	6,784
General and administrative	28,774	21,883	19,320
Other operating expenses	9,240	12,443	5,285
	48,055	43,143	31,389
Social security
Sales and marketing	715	626	499
General and administrative	2,669	2,320	2,168
Other operating expenses	192	128	120
	3,576	3,074	2,787
	51,631	46,217	34,176

The average number of permanent employees on a attributable basis during 2005 was 2,938 (2004: 2,470; 2003: 2,137).

Share-based compensation offered to officers and employees are disclosed in Note 23.

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

28.   IMPAIRMENT OF ASSETS

Impairment of assets for the year ended December 31, 2005

	Goodwill(i)	Licenses(ii)	Network Equipment(iii)	Total
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
South Asia	1,955	—	34,503	36,458
South East Asia	—	—	16,569	16,569
From continuing operations	1,955	—	51,072	53,027
From discontinued operations(iv)	—	(872)	—	(872)
	1,955	(872)	51,072	52,155

(i)              Recorded under the caption “Other operating expenses” (see note 12)

(ii)           Recorded under the caption “General and administrative expenses”

(iii)        Recorded under the caption “Cost of sales”

(iv)        Recorded under the caption “Profit/(loss) for the year from discontinued operations”

For the year ended December 31, 2005, Millicom recorded an impairment charge of $16.6 million relating to the network equipment in its operation in Vietnam and impairment charges of $29.9 million and $4.6 million relating to the analogue equipment of Pakcom and Paktel, Millicom’s operations in Pakistan, respectively. The Vietnam asset impairment was due to a late approval of investments required under the Business Cooperation Contract (“BCC”) (note 3) that prevented Millicom from generating revenues on these fixed assets as the BCC expired on May 18, 2005. During the first quarter of 2005, Pakcom recognized an asset impairment of $5.2 million as a result of a decrease in the recoverable amount of the analogue equipment following increased competition by new entrants in the market. In September 2005, the assets of Pakcom were classified as assets held for sale. Therefore, Millicom recorded additional asset impairments of $6.0 million and $18.7 million in September 2005 and December 2005 respectively, in order to reflect the fair value less costs to sell of Pakcom’s analogue equipment. The Paktel asset impairment is due to the accelerated migration of subscribers from the analogue network to the GSM network.

The recoverable amounts of all the Group’s network equipment tested for impairment were determined based on their value in use. The discount rates used ranged from 12.0% to 16.4% (2004: 12.0% to 13.2%, 2003: 11.9% to 12.0%)

Impairment of assets for the year ended December 31, 2004

	Goodwill	Licenses	Network Equipment(i)	Total
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
South America	—	—	287	287
South Asia	—	—	5,058	5,058
Africa	—	—	1,892	1,892
	—	—	7,237	7,237

(i)              Recorded under the caption “Cost of sales”

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

Due to the rollout of GSM networks in Millicom’s operations in South America and Paktel in Pakistan as well as the decrease in usage of analog equipment in certain operations in Africa, management assessed the existing analogue equipment for impairment, recognizing an impairment of $7.2 million.

Impairment of assets for the year ended December 31, 2003

	Goodwill	Licenses(i)	Network Equipment(ii)	Total
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
South America	—	—	(1,579)	(1,579)
Africa	—	—	4,097	4,097
Other	—	3,073	—	3,073
	—	3,073	2,518	5,591

(i)              Recorded under the caption “General and administrative expenses”

(ii)           Recorded under the caption “Cost of sales”

During 2003, Millicom entered into discussions concerning the sale of its high-speed wireless data operation in Peru and recognised an impairment charge of $3.1 million in the carrying value of the license in Peru at that time (note 12).

Due to revised anticipated lower revenues from analogue equipment, Millicom recognized an impairment loss of $4.1 million over certain network equipment in Africa in 2003. In addition Millicom reversed an impairment loss in South America for an amount of $1.6 million.

29.   ANALYSIS OF GROUP REVENUES AND COSTS

The Group’s revenues from continuing operations is comprised of the following:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Provision of telecom services	1,026,225	881,375	617,604
Connection revenues	15,129	10,071	7,674
Revenues from equipment sales	42,315	26,046	15,085
Total revenues	1,083,669	917,492	640,363

The Group’s cost of sales from continuing operations is comprised of the following:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Costs from the provision of telecom services	(463,855)	(355,996)	(237,405)
Connection costs	(5,581)	(3,923)	(2,564)
Costs from equipment sales	(42,483)	(26,231)	(14,473)
Total cost of sales	(511,919)	(386,150)	(254,442)

Included in cost of sales from continuing operations:
Depreciation	(155,855)	(134,126)	(92,557)

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

Included in the Group’s operating costs from continuing operations are the following:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Personnel charges (note 27)	(51,631)	(46,217)	(34,176)
Of which relating to:
Pension plans (note 36)	554	(1,370)	(1,636)
Depreciation and amortization	(62,735)	(36,204)	(34,110)

30.   OTHER OPERATING INCOME

The Group’s other operating income comprised of the following:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Excess of fair value over the acquisition costs of 16.67% of Telefonica Celular (see note 4)	6,299	—	—
Liquidated damages (note 35)	5,113	3,287	—
Profit on sale of Extelcom option and other receivables (note 16)	4,000	—	—
Other	331	—	—
	15,743	3,287	—

31.   TAXES

Group taxes are mainly comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2005, 2004 or 2003.

The effective tax rate on profitable operations is approximately 25% (2004: 23%, 2003: 27%). Currently profitable operations are in jurisdictions with tax rates of 15% to 35% (2004: 15% to 37%, 2003: 15% to 41%). The utilization of tax loss carry forwards or tax holidays had an impact of decreasing the effective tax rate of profitable operations by approximately 1% in 2005 (2004: nil%, 2003: 1%). The operations currently incurring losses operate in tax jurisdictions with rates ranging from 20% to 37% (2004: 20% to 37%, 2003: 25% to 27%).

The reconciliation between the weighted average statutory rate and the effective average tax rate is as follows:

	2005	2004	2003
	%	%	%
Weighted average statutory tax rate(i)	26	24	26
Items taxed at other than weighted average rate(ii)	17	(1)	15
Non taxable/deductible items(iii)	53	18	(19)
Utilization of tax loss carry forwards	(1)	—	(1)
Effective tax rate	95	41	21

(i)              The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit before tax, by the aggregate profit before tax.

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

(ii)           Items taxed at other than weighted average rate mainly relate to taxes based on revenue instead of profit before tax and withholding taxes on transfers between operating and non-operating entities which are not deductible against other taxes due to tax losses carried forward.

(iii)        Non taxable/deductible items mainly relate to corporate expenses and interest which are not deductible for tax purposes as a result of the tax losses carried forward at the Company level.

The charge for income taxes is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Current income tax charge	66,734	61,731	38,345
Deferred income tax charge/ (income)	(1,435)	(2,282)	14,370
Charge for taxes	65,299	59,449	52,715

The movements in deferred tax assets and liabilities are shown below:

	2005	2004
	US$ ‘000	US$ ‘000
Deferred tax assets
Balance as of January 1,	5,883	5,226
Tax income	338	657
Transfer to assets held for sale	(1,404)	—
Balance as of December 31,	4,817	5,883

	2005	2004
	US$ ‘000	US$ ‘000
Deferred tax liabilities
Balance as of January 1,	39,216	38,006
Changes in the composition of the Group	7,109	2,835
Tax income	(1,097)	(1,625)
Balance as of December 31,	45,228	39,216

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

The tax effects of significant items comprising the Group’s net deferred income tax liability as of December 31, 2005 and 2004 are as follows:

	2005	2004
	US$ ‘000	US$ ‘000
Deferred income tax liabilities:	(31,668)	(25,656)
Temporary differences between book and tax basis of assets	(13,560)	(13,560)
Temporary differences between book and tax basis of intercompany loans	(45,228)	(39,216)
Deferred income tax assets:
Tax credit carryforwards	2,734	2,734
Temporary differences
Provision for doubtful debtors	1,903	1,983
Other temporary differences	180	96
Net operating and other loss carryforwards	—	1,070
Net deferred income tax assets	4,817	5,883
Net deferred income tax liability	(40,411)	(33,333)

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets are comprised of tax credit carry forwards and operating losses in joint ventures and subsidiaries that are expected to be deductible from future taxable profits.

The Company has not recorded deferred income tax liabilities in connection with investments in subsidiaries, joint ventures and associates as it is unlikely that these differences will be reversed in the near future. Undistributed earnings of foreign joint ventures and subsidiaries that will be reinvested in foreign operations amounted to $546.8 million at December 31, 2005 (2004: $441.6 million, 2003: $338.1 million).

Net operating losses and other loss carryforwards relating to the subsidiaries of Millicom, amounting to $77.5 million (2004: $20.1 million, 2003: $10.8 million) are present in the Group. These have expiry periods depending on their jurisdiction of greater than one year. None of these net operating losses and other loss carryforwards are anticipated to be used within expiry periods (2004: $nil, 2003: $2.5 million). In addition the Company has net operating losses of $1,403 million (2004: $1,507 million). No deferred tax assets have been recognised for these net operating losses and other loss carryforwards.

32.   EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to equity holders of the Company (after deducting interest on the convertible notes if the conversion of these notes would be dilutive) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The following reflects the net profit and share data used in the basic and diluted earnings per share computations (see “Consolidated Statements of profit and loss”).

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Net profit attributable to equity holders from continuing operations	9,368	66,016	180,329
Net profit/(loss) attributable to equity holders from discontinued operations	675	(125)	(3,408)
Net profit attributable to equity holders	10,043	65,891	176,921
Interest expense on convertible debt (note 26)	—	1,217	3,476
Net profit attributable to equity holders used to determine the diluted earnings per share	10,043	67,108	180,397

	2005	2004	2003
	‘000	‘000	‘000
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share(i)	98,803	83,335	65,312
Effect of dilution:
Share options(iii)	1,118	515	2
Assumed conversion of convertible debt(ii),(iv)	—	6,462	15,186
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution(i)	99,921	90,312	80,500

(i)              All share amounts have been adjusted to reflect the reverse stock split approved on February 16, 2004 (see note 23).

(ii)           For 2003, the number of shares for the assumed conversion of convertible debt represents the weighted average number of convertible shares in the year that would result if the remaining principal amount of the 2% PIK Notes had been converted into Millicom’s common shares on May 8, 2003 (the issue date of the convertible debt). For 2004, potential ordinary shares that have been converted into ordinary shares during the reporting period are included in the calculation of diluted earnings per share from the beginning of the period to the date of conversion. From the date of conversion, the resulting shares are included in both the basic and diluted earnings per share.

(iii)        As of December 31, 2005, the Group had 956,136 (2004: 802,303; 2003: 1,791,961) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(iv)        For the year ended December 31, 2005, the effect of the 4% Convertible Notes has not been reported because to do so would be anti-dilutive.

To calculate earnings per share amounts for the discontinued operations, the weighted average number of shares for both basic and diluted amounts is as per the table above. Refer to note 12 for the profit/(loss) figure for discontinued operations.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

33.   CASH FLOW FROM OPERATING ACTIVITIES

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Profit after taxes for the year	10,043	65,891	176,921
Adjustments for non-cash items:
Depreciation and amortization	218,590	170,994	128,569
Interest accretion on borrowings (effective rate)	40,376	16,262	9,727
Share based compensation	3,075	1,852	443
Impairment of assets	52,155	7,237	5,591
Loss (gain) on disposal of property, plant and equipment	2,494	(446)	268
(Gain) loss from disposal of subsidiaries and joint ventures	(1,269)	2,207	(2,213)
Loss (Gain) and valuation movement on investment securities	63,356	126,965	(246,760)
Fair value result on financial instruments	5,297	(148,816)	84,578
(Profit) loss from operations in associated companies	(1,296)	(814)	(380)
Exchange (gain)/loss on 5% Mandatory Exchangeable Notes	(60,591)	27,550	41,820
Increase in the provision for doubtful receivables	892	(316)	5,794
Increase in other provisions	—	2,975	—
Minority interest	(6,132)	16,790	14,695
Other non-cash gain	(6,299)	—	(533)
Other financial income	—	—	(96,748)
	320,691	288,331	121,772
Changes to working capital:
Decrease/(increase) in trade receivables, prepayments and other current assets	2,467	(51,559)	17,922
(Increase) decrease in inventories	533	(5,358)	(1,387)
Increase in trade and other payables	87,964	52,807	1,001
Increase in accrued interest	1,340	110	2,828
Increase (decrease) in accrued taxation	(2,817)	18,912	27,720
	89,487	14,912	48,084
Reclassification to financing activities:
Early redemption penalties on debt restructuring	—	—	14,466
Transfer of cash to assets held for sale	(3,013)	—	—
Net cash provided by operating activities	407,165	303,243	184,322

The following table give details of interest paid and received and taxes paid for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Interest paid	99,309	92,162	135,346
Interest received	25,013	7,169	4,235
Taxes paid	68,116	39,988	20,305

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

34.   NON-CASH INVESTING AND FINANCING ACTIVITIES

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Investing activities:(i)
Revaluation of marketable securities	(63,356)	(127,158)	246,760
Acquisition of El Salvador	—	—	51,371
Excess of fair value over the acquisition costs of 16.67% of Telefonica Celular (see note 4)	6,299	—	—
Fair value adjustment on financial assets (see note 14)	3,308	—	—
Acquisition of licenses	204,239	221,246	—
Financing activities:(i)
Redemption of debt	—	—	(150,350)
Issuance of capital	—	67,986	1,181
Payment of debt to shareholders	—	—	2,394
Share based compensation	3,075	1,852	443

(i)              Acquisition of license relates to the South Asia segment, excess of fair value over the acquisition costs of 16.67% of Telefonica Celular relates to the Central America segment all other amounts are unallocated.

35.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2005, the total amount of claims against Millicom’s operations was $29.6 million (December 31, 2004: $81.5 million) of which $5.8 million (December 31, 2004: $8.9 million) have been provided in the consolidated balance sheet. The decrease in the value of cases against Millicom’s operations is mainly due to the resolution of the claim that resulted from the sale of Multinational Automated Clearing House S.A. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations.

On March 20, 2006, Millicom agreed, subject to regulatory approval, to sell its 61.25% shareholding in Pakcom to Total Telecom (Private) Limited, a company owned by the Arfeen family, for $1.00. Millicom has agreed to indemnify the Arfeen Group for undisclosed liabilities as of the date of closing based on a threshold of $5 million and a cap of $10 million. As part of this conditional agreement, Millicom has also agreed to sell a 10% stake in Paktel to the Arfeen Group for $1.00. In consideration for the above, the parties have signed agreements to withdraw all existing lawsuits and arbitration they have brought against each other.

Tele2 AB series ‘B’ shares

The Tele2 AB series B (“Tele2”) shares underlying the 5% Mandatory Exchangeable Notes (note 26) have been lent to Deutsche Bank AG London pursuant to a securities lending arrangement. Millicom Telecommunications S.A. is obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. the Tele2 shares previously lent.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Debt pledges and guarantees

Details of debt pledges and guarantees are contained in note 26.

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

Lease commitments

Operating Leases:

The Group has the following annual operating lease commitments as of December 31, 2005 and 2004.

		2005	2004
		US$ ‘000	US$ ‘000
Operating lease commitments
Within:	one year	10,084	7,035
Between:	one - two years	5,696	4,877
	two - three years	5,093	4,946
	three - four years	4,834	3,641
	four - five years	4,182	3,232
After:	five years	14,840	9,784
Total		44,729	33,515

Operating lease expense was $17.8 million in 2005 (2004: $12.5 million, 2003: $8.6 million).

Finance leases:

Future minimum payments on the finance leases are as follows:

		2005	2004
		US$ ‘000	US$ ‘000
Finance lease repayments
Within:	one year	258	214
Between:	one - two years	266	202
	two - three years	262	207
	three - four years	223	214
	four - five years	—	214
After:	five years	—	—
Total		1,009	1,051

The finance leases are comprised mainly of lease agreements relating to vehicles used by the Group.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Capital commitments

The Company and its subsidiaries and joint ventures have a fixed commitment to purchase network equipment, land and buildings and other fixed assets for a value of $136.8 million (2004: $91.8 million) of which $12.7 million (2004: $13.9 million) relate to joint ventures, from a number of suppliers.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

Contingent assets

Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to approximately $9.8 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as “other operating income” occurs when the network equipment purchased with these vouchers is delivered. As of December 31, 2005, approximately $1.6 million of vouchers remain unused and therefore this amount has not yet been recognized as compensation. In the year ended December 31, 2005, Millicom recorded $5.1 million (2004: $3.3 million) as “other operating income” following the delivery of network equipment.

Joint ventures

Millicom’s share of the total contingent liabilities for all joint ventures is $0.1 million and $0.4 million for the years ended December 31, 2005 and 2004, respectively.

36.   RELATED PARTY TRANSACTIONS

a) Remuneration of the directors and senior executives

Principals

The remuneration of the members of the board of directors of the Company (the “Board”) is comprised of an annual fee and stock options. The annual fee and the number of stock options granted are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the “AGM”).

The remuneration of the President and Chief Executive Officer (the “CEO”) and other senior executives comprises an annual base salary, bonuses, stock options, other benefits and social security contributions. The CEO also receives a pension contribution. Other senior executives include the Chief Operating Officer, the Chief Financial Officer and the Cluster Managers for Central America, South America, Africa, South Asia and South East Asia. The bonus and stock options programmes are based on actual performance (including individual and Company performance). Options are granted once a year by the Shareholders at the AGM following the recommendation of the Board. For 2005, the annual base salary and other benefits of the CEO was approved by the Chairman of the Board, and the annual base salary and other benefits of other senior executives were set by the CEO and approved by the Compensation Committee.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Remuneration and pensions

2005

The remuneration charge for 2005 of the Chairman of the Board (the “Chairman”) was $75 thousand and a total of $455 thousand for the other members of the Board. In 2005, 25,000 stock options were granted to the Chairman and 175,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $137 thousand for the Chairman and $854 thousand for the other members of the Board. As of December 31, 2005, the Chairman held 45,000 stock options and the other members of the Board held 636,054 stock options.

The remuneration charge of the CEO for 2005 was $2,139 thousand of which bonus amounted to $602 thousand. On December 31, 2005 the pension insurance plan of the CEO was changed from a defined benefit plan to a defined contribution plan. As a result the net pension liability of $974 thousand, resulting from the valuation of the defined benefit obligations less the plan assets, was reversed. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CEO for 2005 amounted to an income of $573 thousand of which $401 thousand related to the 2005 charge for service cost and interest and an income of $974 thousand for the reversal of the net pension liability. In 2005, 75,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $553 thousand for the CEO. As of December 31, 2005, the CEO held 1,636,100 stock options.

The remuneration charge for the other senior executives (7 executives) for 2005 was a total of $3.6 million of which bonuses amounted to $0.9 million and other benefits amounted to $1.0 million. The pension insurance charge for senior executives for 2005 amounted to $19 thousand. In 2005, 203,100 options were granted to the other senior executives at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $0.7 million for the other senior executives. As of December 31, 2005, the other senior executives held 645,241 stock options.

2004

The remuneration charge of the Chairman was $56 thousand and a total of $315 thousand for the other members of the Board. In 2004, 20,000 stock options were granted to the Chairman and 120,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 10%. The charge for 2004 for stock based compensation was $62 thousand for the Chairman and $340 thousand for the other members of the Board. As of December 31, 2004, the Chairman held 20,000 stock options and the other members of the Board held 465,600 stock options.

The remuneration charge of the CEO for 2004 was $1,988 thousand of which bonus amounted to $497 thousand. The pension insurance charge of the CEO for 2004 amounted to $1,370 thousand of which $396 thousand related to the 2004 service cost and interest and $974 thousand represented the difference between the actuarial liability and the plan assets. As of December 31, 2004, the pension actuarial liability amounted to $3.8 million and the pension plan assets amounted to $2.9 million. The net pension liability of $974 thousand is recorded under the caption “Other non-current liabilities”. In 2004, 50,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. The charge for 2005 for stock based compensation was $420 thousand for the CEO. As of December 31, 2004, the CEO held 1,561,100 stock options.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The remuneration charge for the other senior executives (9 executives) for 2004 was a total of $3.6 million of which bonuses amounted to $1.0 million and other benefits amounted to $0.7 million. No contributions to pension funds were made for other senior executives. In 2004, 152,100 options were granted to the other senior executives at an exercise price equal to the market price at date of grant plus a mark-up of 10%. The charge for 2005 for stock based compensation was $0.5 million for the other senior executives. As of December 31, 2004, the other senior executives held 710,000 stock options.

2003

The remuneration charge for 2003 of the Chairman was $96 thousand and a total of $247 thousand for the other members of the Board. In 2003, 34,000 stock options were granted to the Chairman and 136,000 to the other members of the Board at an exercise price equal to the market price at date of grant. The charge for 2005 for stock based compensation was $11 thousand for the Chairman and $43 thousand for the other members of the Board. As of December 31, 2003, the Chairman held 634,000 stock options and the other members of the Board held 368,700 stock options.

The remuneration charge of the CEO during 2003 was $1,749 thousand of which bonus amounted to $606 thousand. The pension insurance cost of the CEO for 2003 amounted to $1,636 thousand. In 2003, 600,000 options were granted to the CEO at an exercise price equal to the market price at date of grant. The charge for 2005 for stock based compensation was $209 thousand for the CEO.As of December 31, 2003; the CEO held 1,600,000 stock options.

The remuneration charge for 2003 for the other senior executives (10 executives) was a total of $4.0 million of which bonuses amounted to $1.2 million and other benefits of $0.7 million. No contributions to pension funds were made to other senior executives. 325,300 stock options were granted in 2003 to other senior executives at an exercise price equal to the market price at date of grant. The charge for 2005 for stock based compensation was $0.1 million for the other senior executives. As of December 31, 2003, the other senior executives held 948,300 stock options.

Severance payments

If employment of senior executives is terminated by Millicom, severance payment of up to 12 months salary is payable.

Other

Mr. M.A. Zaman, a senior vice president of Millicom, owns 20% of Comvik International (Vietnam) AB, Millicom’s subsidiary in Vietnam. Mr. Zaman also owns 3.1% of CamGSM Company Limited and 3% of Royal Telecam International Limited, joint ventures of Millicom in Cambodia. In addition, Mr. Zaman owns 3.9% of Millicom Lao Co. Limited, Millicom’s subsidiary in Laos. Mr. Zaman holds the right to acquire an equity ownership in certain countries in the event he is able to obtain a license for Millicom.

Kinnevik

The Company’s principal shareholder is Investment AB Kinnevik and subsidiaries (“Kinnevik”). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2005, Kinnevik owned approximately 38.2% of Millicom.

During 2005, Kinnevik purchased 2,692,903 Millicom shares of the Company (2004: 5,600,000).

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The Group maintains corporate bank accounts at Banque Invik, a subsidiary of Kinnevik, through which it makes payments and receives cash in the normal course of business. As of December 31, 2005, the Group had current accounts, time deposits, blocked deposits and a bank facility of $3.0 million at Banque Invik.

Modern Holdings Inc. and Great Universal Inc.

As of December 31, 2005, the Group, through its subsidiary MIC USA Inc. (“MIC-USA”), had a 100% temporary and restricted shareholding in Great Universal LLC, a trust established to hold two separate investments: Great Universal Inc. (“Great Universal”) and Modern Holdings Inc (“Modern Holdings”).

Great Universal LLC holds 100% of common shares in Great Universal and 52.7% of common shares in Modern Holdings. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale securities (note 14). Great Universal continues to indemnify Millicom against certain contingent liabilities. Great Universal and Modern Holdings are mainly engaged in the communications, information technology, teleservices and media industries primarily.

Millicom does not consolidate its investments in Great Universal and Modern Holdings as due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom does not control these companies.

Services purchased and sold to related companies

The following sales and purchases and outstanding balances occurred with companies related to Millicom. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Millicom had the following payables to related parties and made purchases from related parties as follows:

	Purchases in year		Amount payable as of December 31,
	2005	2004	2005	2004
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
3C Communications	236	233	10	—
Applied Value	—	81	—	—
AVI	45	403	—	70
Banque Invik	665	665	3,783	57
Bassett	2,142	376	22	130
Foreign Value	1,246	1,859	—	—
Fischer Partners	56	37	4	—
Great Universal	—	192	214	78
Kinnevik	6	5	1	—
Metro	—	21	—	—
Modern Treuhand	390	569	293	415
Modern Times Group	25	5	—	1
Netcom Consultants(i)	217	1,129	—	—
Praesidium(ii)	—	13	—	—
Procure-it-right	1,584	978	155	8
Search Value	370	257	—	—
Shared Services	218	146	33	34
Shared Value	653	680	34	5
Tele2 AB	260	234	231	177
	8,113	7,883	4,780	975

(i)              No longer a related party as at December 31, 2005.

(ii)           No longer a related party as at December 31, 2005 and 2004.

As of December 31, 2005 and 2004, Millicom had the following receivables from related parties:

	2005	2004
	US$ ‘000	US$ ‘000
Kinnevik	154	154
Millicom Technologies Ltd	84	83
Modern Holdings	1,093	1,383
Modern Times Group	268	265
Netcom	8	8
Shared Value	18	18
Stonebrook Enterprises	156	156
	1,781	2,067

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

37.   RECONCILIATION TO U.S. GAAP

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The reconciliation of the reported net profit prepared under IFRS to the net profit (loss) prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years ended December 31, 2005, 2004 and 2003 and the reconciliation of the consolidated balance sheet prepared under IFRS to the consolidated balance sheets prepared under U.S. GAAP as of December 31, 2005 and 2004 are presented below:

	Item	2005	2004	2003
		US$ ‘000	US$ ‘000	US$ ‘000
Net profit for the year attributable to equity holders of the Group reported under IFRS		10,043	65,891	176,921
Items increasing (decreasing) reported net profit:
Consolidation of Variable Interest Entities	1	(5,487)	3,878	4,603
Application of equity method of accounting under U.S. GAAP	2	—	21	(1,052)
Consolidation of operation in El Salvador	3	—	—	5,830
Adjustments to initial step-up in the value of licenses	4	2,424	2,108	2,273
Stock options	5	4,905	596	(714)
Impairment of long-lived assets	6	(1,884)	3,127	(3,813)
Adjustments relating to goodwill	7	(210)	(7,175)	6,695
Reclassification to shareholders’ equity of fair value adjustments on financial assets at fair value through profit or loss	8	63,356	127,158	(241,163)
Adjustments related to debt	9	6,292	(10,754)	1,598
Disposal of Argentinian operation	10	—	5,019	—
Other(b)		2,890	(998)	(1,535)
Net profit (loss) under U.S. GAAP		82,329	188,871	(50,357)
Presented as:
Net profit (loss) from continuing operations before cumulative effect		112,349	189,793	(58,014)
Cumulative effect of change in accounting principle	1	—	2,865	—
Net Profit (loss) from continuing operations	11	112,349	192,658	(58,014)
Discontinued operations:
Profit (loss) from discontinued operations, net of taxes		(34,979)	(6,599)	1,775
Gain on disposal, net of taxes(a)		4,959	2,812	5,882
Profit (loss) from discontinued operations		(30,020)	(3,787)	7,657
Net profit (loss) under U.S. GAAP		82,329	188,871	(50,357)

(a)           The tax impact of these items is $1,192,000 (2004: $nil, 2003: $nil)

(b)   Millicom identified other reconciling items which are not significant to the reconciliation as a whole.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

	2005	2004	2003
Basic profit (loss) per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$1.14	$2.31	$(0.89)
—from discontinued operations	$(0.31)	$(0.04)	$0.12
Basic profit (loss) per common share under U.S. GAAP	$0.83	$2.27	$(0.77)
Weighted average number of shares outstanding during the year (in ‘000)	98,803	83,335	65,312

	2005	2004	2003
Diluted profit (loss) per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$1.12	$2.13	$(0.89)
—from discontinued operations	$(0.30)	$(0.04)	$0.12
Diluted profit (loss) per common share under U.S. GAAP	$0.82	$2.09	$(0.77)
Weighted average number of shares and potentially dilutive shares outstanding during the year (in ‘000)	99,921	90,312	65,312

1.   Consolidation of Variable Interest Entities

On March 31, 2004 Millicom adopted Financial Interpretation No. 46, revised 2003 (“FIN 46R”), Consolidation of Variable Interest Entities. FIN 46R applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities (“VIEs”). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders’ lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

Information on the Group’s share of revenues and operating expenses of VIEs contributed on a proportional basis under IFRS are included in Note 7 to the consolidated financial statements.

(a) Joint Venture Interests

IFRS Treatment

Entities that are jointly controlled are consolidated using the proportional method which only includes the Group’s share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest in the consolidated financial statements.

US GAAP Treatment

As a result of the adoption of FIN 46R by Millicom on March 31, 2004, the Company began consolidating its interests in the following VIEs: (a) Cam GSM Company Limited, a joint venture of Millicom in Cambodia, (b) Royal Telecam International Limited, another joint venture of Millicom in Cambodia, (c) Millicom Argentina S.A., a former joint venture of Millicom in Argentina sold in September 2004, and (d) Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The remaining joint ventures are Emtel Limited in Mauritius and Telefonica Celular (“Celtel”) in Honduras. Emtel is accounted for using the equity method (see (e) below) and Celtel is now consolidated since May 2005 following the acquisition of an additional 16.67% in May 2005 (see (b) below).

Reconciling Effect

The different treatment of joint ventures under U.S. GAAP impacts many of the individual balance sheet and profit and loss line items but has no overall effect on net profit, after deducting minority interests.

(b)    Acquisition of Additional Interest in Honduras

On May 26, 2005, Millicom acquired an additional 16.67% interest in Telefonica Celular S.A. (“Celtel”), our operation in Honduras, bringing total ownership interests to 66.67% (see Note 4).

IFRS Treatment

Although the total ownership represents a majority interest, Millicom does not have control over Celtel, which continues to be proportionally consolidated under IFRS. Therefore, the results of Celtel have been proportionally consolidated at 50.00% from January 1, 2005 to May 26, 2005 and at 66.67% for the remainder of 2005.

The purchase price allocation of the consideration paid for the additional 16.67% interest in Celtel resulted in a negative goodwill of $6.3 million, which was recognised in the consolidated statement of profit and loss under the caption “Other operating income”. Millicom’s share of assets and liabilities of the 50% previously held interest has been kept at its historical value.

U.S. GAAP Treatment

Under U.S. GAAP, following the acquisition of the additional interest, Millicom determined that it is the primary beneficiary of Celtel and started consolidating it as of May 26, 2005 under the provisions of FIN 46R.

Upon initial consolidation of Celtel, Millicom recognized 100% of the assets, liabilities and non-controlling interest at fair value, stepping up the values accordingly. As a result, Millicom computed $56.6 million of negative goodwill, which was allocated on a pro rata basis to all acquired assets, except some assets, as specified in SFAS 141 Business Combinations.

Reconciling Effect

As a result of the different treatment under U.S. GAAP, Millicom (i) reversed the $6.3 million of negative goodwill recognized in the consolidated statement of profit and loss under IFRS and reclassified it in the balance sheet, (ii) stepped up the assets and liabilities which had not been fair valued under IFRS, (iii) recognised the non-controlling interest at fair value, and (iv) recorded incremental depreciation and amortization under U.S. GAAP of $7.0m as a result of the step-up.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

(c)    Great Universal Inc. and Modern Holdings Inc.

IFRS Treatment

Under IFRS, Millicom does not consolidate its investment in Great Universal Inc. (“GU”) and Modern Holdings Inc. (“Modern Holdings”) since the existence of warrants, which enable the holder to obtain 100% of GU and 64% of Modern Holdings, are presently exercisable and convey the ability to the warrant holder to control GU and Modern Holdings. Millicom records its investments in both GU and Modern Holdings at fair value under the caption “Financial assets available for sale”. In 2005, Millicom increased the value of GU and Modern Holdings by $3.3 million in the caption “Revaluation reserve”.

U.S. GAAP Treatment

GU and Modern Holdings, which were consolidated under U.S. GAAP before the adoption date of FIN 46R are variable interest entities, continue to be consolidated under FIN 46R. Since December 31, 2005, under both IFRS and U.S. GAAP, GU and Modern Holdings have been reclassified as Assets Held for Sale. The sale is expected to occur before the end of 2006. The assets and liabilities of GU and Modern Holdings are not significant to the consolidated financial statements.

Reconciling Effect

The effect of consolidating GU and Modern Holdings under U.S. GAAP in 2005 is an additional net profit of $1.6 million (2004: net profit of $1.0 million; 2003: net profit of $4.6 million). In addition, the fair value adjustment of $3.3 million recorded in “Revaluation reserve” under IFRS was reversed.

(d)    Cumulative Effect of a Change in Accounting Principle

The cumulative impact of adopting FIN 46R as of March 31, 2004 was a gain of $2.9 million, mainly relating to the discontinued operation Millicom Argentina S.A. and has been recorded as a cumulative effect of change in accounting principle in the reconciliation of the net profit.

(e)    Emtel Limited

IFRS Treatment

Under IFRS, Emtel Limited is consolidated using the proportional method.

U.S. GAAP Treatment

Millicom determined that Emtel Limited, its operation in Mauritius, is not a VIE and should continue to be accounted for under the equity method (see item 2). The adjustment to reflect Millicom’s investment in joint ventures not consolidated under FIN 46 and adjusted from proportional consolidation under IFRS to equity method under U.S. GAAP (Emtel Limited and Celtel prior to May 26, 2005) is reflected in the balance sheet reconciliations on the following pages. As of December 31, 2005, the total amount of retained earnings that represented undistributed earnings of 100% of Emtel Limited amounted to $19.1 million (2004: $14.4 million).

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

The size of 100% of Emtel Limited in which Millicom holds a 50% interest is as follows as of and for the year ended December 31, 2005 and 2004:

	2005	2004
	US$ ’000	US$ ’000
Non-current assets	31,955	29,341
Current assets	15,826	10,726
Non-current liabilities	2,992	6,872
Current liabilities	22,949	14,273
Revenues	39,318	31,060
Gross profit	29,463	29,430
Net profit	10,597	14,832

(f)    Total reconciling effect from VIEs

	2005	2004	2003
	US$ ’000	US$ ’000	US$ ’000
Reversal of negative goodwill	(6,299)	—	—
Incremental depreciation on non-current assets recognized at fair value upon consolidation of Celtel	(6,986)	—	—
Consolidation of GU and Modern Holdings	1,640	1,013	4,603
Cumulative effect of adopting FIN 46R	—	2,865	—
Sub total	(11,645)	3,878	4,603
Tax effect of the above adjustments	2,096	—	—
Effect on minority interest of the above adjustments	4,062	—	—
Total reconciling effect from VIEs	(5,487)	3,878	4,603

2.   Application of Equity Method of Accounting under U.S. GAAP

IFRS Treatment

Under IFRS, joint ventures are consolidated using the proportional method.

U.S. GAAP Treatment

Prior to the adoption date of FIN 46R on March 31, 2004, Millicom’s interests in joint ventures were accounted for under the equity method under U.S. GAAP. Upon adoption of FIN 46R, only Emtel Limited remains accounted for under the equity method under U.S. GAAP. Under the equity method, if an investor’s share of losses of an associate equals or exceeds the amount of investment plus advances made by the investor, the investor ordinarily discontinues including its share of losses and the investment is reported at nil value. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended. Additional losses are provided for when the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support to the investee. Losses recognized in excess of the investor’s total investment due to a commitment to provide further financial support are recorded as a liability.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Reconciling Effect

Summarized below are the adjustments to the profit and loss account that are required under U.S. GAAP for the additional losses recorded by Millicom above those recorded for IFRS due to Millicom’s commitment to provide further financial support to the joint ventures (these additional losses are reversed to the extent of net income subsequently reported by the joint ventures).

	December 31, 2004	December 31, 2003
	US$ ’000	US$ ’000
Additional losses in excess of investment value and subsequent reversal	21	(1,052)

3.   Consolidation of operation in El Salvador

IFRS Treatment

Under IFRS, Millicom started reconsolidating its operation in El Salvador (“Telemovil”) from September 15, 2003 when Millicom acquired 100% of Telemovil which resolved the dispute with the minority shareholders. Under IFRS, prior to the consolidation on September 15, 2003, Telemovil was recorded as an available-for-sale investment.

U.S. GAAP Treatment

Under U.S. GAAP, Millicom began consolidating Telemovil on September 15, 2003 when it acquired 100% of Telemovil.  Before September 15, 2003 Telemovil has been treated as an equity investment as required under Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

Reconciling effect

The adjustment to the profit and loss account to record Millicom’s share of Telemovil’s equity earnings under U.S. GAAP for the period from January 1, 2003 to September 15, 2003 is $5.8 million.

Upon consolidation, under U.S. GAAP, Millicom has reclassified an amount of $19.6 million from the carrying amount of its investment in Telemovil to goodwill, corresponding to the remaining difference between the investments cost and the underlying equity in net assets of Telemovil at the date of investments in Telemovil.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

IFRS Proforma

The following unaudited pro forma condensed combined financial information represent the consolidated figures of Millicom including Telemovil as if Telemovil was consolidated since January 1, 2003 under IFRS and is presented for illustrative purposes only. These figures are not necessarily indicative of the operating results or financial positions that would have occurred if the acquisition of Telemovil had been consummated on January 1, 2003, nor is it necessarily indicative of future operating results or financial position of the combined company. The information below is based upon Millicom’s and Telemovil’s historical IFRS financial information. Pro forma net profit includes pro forma adjustments for interest and amortization and depreciation of assets adjusted to the accounting base recognized for each in the acquisition:

2003
US$ ’000 (Unaudited) Except per share data
Total revenues(a)	725,621
Net profit(a)	186,839
Basic net profit per share	2.86
Diluted net profit per share	2.32
Shares used to compute basic profit per share	65,312
Shares used to compute diluted profit per share	80,500

(a)    Restated for the change in accounting policy of connection revenues and costs and the adoption of IFRS 2 share-based payment.

4.   Adjustment to Initial Step-up in the Value of Licenses

IFRS Treatment

The value of mobile properties contributed by the shareholders of certain of the Company’s subsidiaries and joint ventures, upon formation of Millicom, were not recorded at the contributing shareholders’ carryover basis under IFRS but were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000 and is amortized through the profit and loss account.

U.S.GAAP Treatment

Under U.S. GAAP, the contributed properties have been recorded at the contributing shareholders’ carryover basis, thus no additional intangible asset and no incremental amortization expense were recorded.

Reconciling Effect

This adjustment reverses the amortization expense recorded for IFRS of $2.4 million for the year ended December 31, 2005 (2004: $2.1 million; 2003: $2.3 million), and the stepped-up value recorded in the balance sheet.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

5.   Stock Options

(a)   Stock Options Granted to Directors and Employees

IFRS Treatment

As of January 1, 2005, the Company has adopted IFRS 2, Share-based Payment, which resulted in a change in accounting policy for share-based payments. Prior to its adoption, stock options granted to directors and employees did not result in a charge to the statement of profit and loss. Subsequent to that date, the Company charges the cost of the stock options to the statement of profit and loss. On the date of grant, the Company computes the fair value of the stock options using an option pricing model, and recognizes the determined fair value over the vesting period. The adoption of IFRS 2 was retrospective and therefore the Company restated comparative figures (see note 2.24). The compensation cost under IFRS for 2005 was $3.1 million (2004: $1.9 million; 2003: $0.4 million).

U.S. GAAP Treatment

Under U.S. GAAP, the Company accounts for stock options under Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. The Company normally grants stock options on Millicom’s shares to employees and directors for a fixed number of shares with a fixed exercise price. The grant date intrinsic value of such options is amortized over the vesting periods of the options. Such a plan is referred to as a “fixed plan”. Because the exercise price of such options granted by the Company equals or exceeds their fair market value at the date of the grant, the options have no or negative intrinsic value. Accordingly, no compensation expense has been originally recorded under U.S. GAAP for the Company’s fixed plans. When either the exercise price or the number of shares granted under the option plans is not known at the grant date, compensation expense under APB 25 is recalculated, based on the intrinsic value of this stock based compensation, at each balance sheet date. Recalculated compensation expense is recognized over the vesting period. Such a plan is referred to as a “variable plan”. Variable plan income for 2005 was $2.1 million (2004: $0.6 million; 2003: expense of $1.2 million).

(b)    Accelerated Vesting of Options

On May 6, 2004, the Board of Directors approved an acceleration of the vesting periods for certain outstanding options at that date.

IFRS Treatment

As mentioned previously, before the adoption of IFRS 2 on January 1, 2005, compensation expense relating to stock options was not recognized. The acceleration of the vesting period in 2004 was applied before the adoption of IFRS 2, and therefore the acceleration did not result in a compensation expense under IFRS.

U.S. GAAP Treatment

In accordance with the Financial Interpretation No. 44 (“FIN 44”) Accounting for Certain Transactions involving Stock Compensation, Millicom computed a compensation cost corresponding to the intrinsic value of those outstanding options on May 6, 2004 in excess of the original intrinsic value of $nil at grant date and, only for options that would have been forfeited had the vesting period not been accelerated and

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

recognizes this amount over the revised vesting period. The cost recognized for the year ended December 31, 2005 amounts to $0.2 million (2004: $1.9 million).

(c)    Reconciling Effect

	2005	2004	2003
	US$ ’000	US$ ’000	US$ ’000
Reversal of IFRS 2 expense	3,075	1,852	443
Income / (expense) under APB 25 of variable plans	2,055	629	(1,157)
Accelerated vesting of options	(225)	(1,885)	—
Total reconciling effect (i)	4,905	596	(714)

(i) As a result of the adoption of IFRS 2, Millicom has restated its net profit under IFRS for the years ended December 31, 2004 and 2003.  Accordingly, Millicom has restated the adjustment to compensation cost for stock options granted to employees from $(1,256,000) to $596,000 for the year ended December 31, 2004 and from $(1,157,000) to $(714,000) for the year ended December 31, 2003.

6.   Impairment of Long Lived Assets

IFRS Treatment

Under IFRS, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the carrying amount of this asset is compared to its recoverable amount, which is usually determined by reference to a discounted cash flow model. If the discounted cash flows forecast to be generated from the asset is less than the asset’s carrying amount an impairment is recorded for the amount of the excess.

U.S. GAAP Treatment

Under Statement of Financial Accounting Standard No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the carrying amount of this asset is compared to the undiscounted cash flow forecast from the asset. If the undiscounted cash flow forecast to be generated from the asset is less than the asset’s carrying amount, the carrying value of the asset is regarded as not recoverable. When such a determination is made, impairment is measured as the excess of the carrying value above the asset’s fair value, typically determined using a discounted cash flow model.

(a)   Impairment of license value—Peru

IFRS Treatment

Under IFRS, the Company recorded an impairment charge of $2.2 million in 2002 on the license value of its operation in Peru. This impairment was measured as the difference between the recoverable amount of the license, which was determined by reference to the discounted cash flows projected to be generated from this license, and its carrying value at the measurement date.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

U.S. GAAP Treatment

Since the recoverable amount of the license, determined by reference to an undiscounted cash flow model, as required by SFAS 144, was higher than its carrying value, the license was not impaired. Therefore, the impairment recorded under IFRS in 2002 was reversed for U.S. GAAP purposes. In 2003, as a result of the decision to classify Millicom Peru as an asset held for sale and to measure it at fair value less cost to sell, the carrying value of the license was reduced to its recoverable amount and so the impairment was recorded under U.S. GAAP.

Reconciling Effect

In 2003, the amount of $2.2 million was charged to the profit and loss account under U.S. GAAP as (i) incremental depreciation charge of $0.2 million and (ii) an additional impairment charge of $2.0 million in connection with the Peruvian operation being classified as an asset held for sale.

(b)    Impairment of Analogue Equipment—Bolivia

IFRS Treatment

During 2003, under IFRS, Millicom reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation for an amount of $1.6 million, due to a change in the underlying assumptions to determine the recoverable amount of these assets.

In 2004, under IFRS, Millicom recorded an impairment charge of $0.3 million on its analogue equipment.

U.S. GAAP Treatment

Under U.S. GAAP, the 2003 reversal of $1.6 million is not allowed.

In addition, the 2004 charge of $0.3 million must be reversed as it had already been recorded under U.S. GAAP previously.

Reconciling Effect

The $1.6 million value increase has been reversed for U.S. GAAP purposes in 2003.

In 2004, the $0.3 million impairment was reversed under U.S. GAAP.

In 2005 and 2004, $0.4 million and $0.5 million, respectively, of incremental depreciation under IFRS has been reversed for U.S. GAAP purposes.

(c)    Impairment of Analogue Equipment—Pakistan

IFRS Treatment

In 2004, under IFRS, Millicom recorded an impairment charge of $2.0 million and $3.1 million on the value of its analogue equipment belonging to Pakcom and Paktel respectively, its Pakistani operations.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

U.S. GAAP Treatment

In 2004, since the recoverable amount of the analogue equipment determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS was reversed for U.S. GAAP purposes.

As a result of the decision to classify Pakcom as an asset held for sale and to measure it at fair value less cost to sell as of December 31, 2005, an impairment was recorded for U.S. GAAP purposes in 2005.

In addition, in 2005, since the recoverable amount of the analogue equipment held by Paktel, determined by reference to an undiscounted cash flow model was lower than its carrying value, an impairment has been recorded under U.S. GAAP.

Reconciling Effect

In 2004, for U.S. GAAP purposes, the $5.1 million impairment charge is reversed. In 2005, the $5.1 million impairment charge is recorded for U.S. GAAP purposes.

Summary of reconciling effect

Summarized below are the adjustments to the Company’s IFRS reported net profit that have been made due to the application of SFAS 144:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Peru—additional impairment charge	—	—	(2,011)
Peru—incremental depreciation charge	—	—	(223)
Bolivia—write-back of impairment reversal	—	—	(1,579)
Bolivia—reversal of impairment charge	—	287	—
Bolivia—reversal of depreciation	432	526	—
Pakistan—reversal of impairment charge	(5,058)	5,058	—
Subtotal	(4,626)	5,871	(3,813)
Adjustment to tax charge	1,938	(1,938)	—
Adjustment to minority interest	804	(806)	—
Total adjustment to reported net profit	(1,884)	3,127	(3,813)

7.   Adjustments Relating to Goodwill

In December 2005, Millicom purchased the remaining 30% of shares in its operation in Sierra Leone and purchased the option that a former shareholder held entitling him to acquire 30% of the shares in Millicom’s operation in Ghana.  The purchase price allocation of these acquisitions for U.S. GAAP purposes has been made on a provisional basis.

(a)   Amortization

IFRS Treatment

Millicom adopted IFRS 3 on January 1, 2005 and therefore no longer amortizes goodwill. Under IFRS, Millicom continued amortizing goodwill until December 31, 2004.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

U.S. GAAP Treatment

In accordance with Statement of Financial Accounting Standard No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets, Millicom ceased amortization of existing goodwill on December 31, 2001.

Reconciling Effect

In 2004, under U.S. GAAP Millicom reversed $8.2 million of amortization on goodwill charged under IFRS (2003: $6.7 million).

(b)    Negative Goodwill

IFRS Treatment

As mentioned previously, Millicom adopted IFRS 3 on January 1, 2005. IFRS 3 requires negative goodwill acquired in a business combination on or after March 31, 2004 to be recorded as income after initial reassessment of the purchase price allocation. In 2005, Millicom recognized income of $6.3 million as a result of negative goodwill on the acquisition of Celtel (see item 1).

In February 2004, under IFRS, Millicom generated $3.7 million negative goodwill on its acquisition of 25% of Millicom Tanzania Limited, which was recognized as negative goodwill in the balance sheet.

U.S. GAAP Treatment

In 2004, under U.S. GAAP, the negative goodwill on the acquisition of Tanzania Limited was reassigned on a pro rata basis to all acquired assets, except some assets as specified in SFAS 141 Business Combinations. The incremental depreciation charge recorded for IFRS purposes relating to these assets in 2005 of $1.2 million (2004: $1.1 million) was reversed for U.S. GAAP purposes.

(c)    Impairment Testing of Goodwill

IFRS Treatment

Under IFRS, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

U.S. GAAP Treatment

SFAS 142 establishes a method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value.

Reconciling Effect

The annual goodwill impairment tests performed by Millicom on December 31, 2005, 2004, and 2003 resulted in incremental impairment losses under U.S. GAAP of $1.4 million, $16.5 million, and $nil, respectively.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

(d)    Summary of Adjustments for Goodwill

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Reversal of goodwill amortization	—	8,242	6,695
Reversal of depreciation charge	1,220	1,117	—
Additional goodwill impairment	(1,430)	(16,534)	—
Total	(210)	(7,175)	6,695

8.   Financial Assets at Fair Value through Profit and Loss

IFRS Treatment

Millicom records the fair value adjustments of its investment in Tele2 in the profit and loss account.

U.S. GAAP Treatment

Under U.S. GAAP these fair value adjustments should be recorded in shareholders’ equity within the caption “Revaluation Reserve.”

Reconciling Effect

In 2005, under U.S. GAAP, Millicom reclassified an unrealized loss of $63.4 million (2004: $127.2 million; 2003: reclassification of an unrealized gain of $241.2 million) to shareholders’ equity.

9.   Debt

(a)   4% Convertible Notes

IFRS Treatment

Under IFRS, Millicom has allocated part of the value of the 4% Convertible Notes to debt and part to equity. As a result, an incremental interest expense is recorded, which corresponds to the difference between the effective and the nominal interest rate.

U.S. GAAP Treatment

Under U.S. GAAP the 4% Convertible Notes are recorded at nominal value and the interest charge is computed based on the nominal interest rate.

Reconciling Effect

The equity component of $39.1 million of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $6.3 million recorded under IFRS for the year ended December 31, 2005 is reversed under U.S. GAAP (2004: $nil; 2003: $nil).

(b)   Debt Restructuring Completed in 2003

In 2003, Millicom implemented a restructuring by issuing 11% Senior Notes and 2% Senior Convertible PIK Notes. In November 2003, Millicom issued its 10% Senior Notes which were partly used to repay the outstanding 11% Senior Notes. In 2004, the 2% PIK Notes were fully converted or redeemed.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Reconciling Effect

The adjustments for the years ended December 31, 2004 and 2003 to reconcile U.S. GAAP to the IFRS accounting treatment of the debt restructuring that Millicom completed in 2003 are as follows:

(i)    in 2003 a reclassification of $14,952,000 from the equity component of the 2% PIK Notes to share premium to recognize a beneficial conversion feature (“BCF”) of $14,952,000 and a reclassification of $1,295,000 from the equity component to the debt component of the 2% PIK Notes;

(ii)   an amortization charge of the BCF of $10,695,000 for 2004 and $4,257,000 for 2003;

(iii) a decrease in the interest on the 2% PIK Notes of $1,217,000 in 2004 and $4,579,000 in 2003 recorded under IFRS to reflect the difference between the effective interest rate of 11% recorded for IFRS and the actual interest rate of 2% recorded for U.S. GAAP;

(iv)  in 2003 an increase of $16,002,000 in the gain of $96,748,000 realized under IFRS on the debt exchange, corresponding to the reclassification to deferred costs of the fees related to the issuance of the 11% Senior Notes and 2% PIK Notes (under IFRS these fees are not considered to be related to the new Notes issued, rather they are deducted from the gain realized on the debt exchange); and

(v)   an amortization expense of $1,276,000 in 2004 and $14,726,000 in 2003 of the deferred costs recognized under (iv).

Summarized below are the adjustments to the net profit for 2004 and 2003 related to the debt exchange for U.S. GAAP purposes:

	Adjustments to profit for the year ended December 31, 2004	Adjustments to profit for the year ended December 31, 2003
	US$ ‘000	US$ ‘000
Amortization of BCF on the 2% PIK Notes(ii)	(10,695)	(4,257)
Adjustment to interest expenses on the 2% PIK Notes(iii)	1,217	4,579
Increase in gain realized on the debt exchange(iv)	—	16,002
Amortization of incremental deferred costs(v)	(1,276)	(14,726)
	(10,754)	1,598

10.   Disposal of Argentinian Operation

Upon adoption of FIN 46R, as of March 31, 2004, Millicom classified its investment in its Argentinian operation, which had previously been recorded as an equity investment under U.S. GAAP as an asset held for sale in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”) prior to the divesture on September 22, 2004.

Reconciling Effect

For U.S. GAAP purposes, Millicom recorded an adjustment of $5,019,000 in 2004 to the loss recorded under IFRS on this disposal.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

11.   Discontinued Operations

Reconciling Effect Summary

Presented below is an analysis of profit (loss) from discontinued operations under U.S. GAAP:

	Year ended December 31,			Segment in
	2005	2004	2003	which reported
	US$ ‘000	US$ ‘000	US$ ‘000
Colombian operations	—	—	(2,116)	Central America
Peruvian operations	675	(113)	(5,642)	Other
Pakcom operations	(35,513)	(4,730)	7,400	South Asia
Argentinean operations	—	(1,940)	—	Other
Certain operations held by Great Universal and Modern Holdings	(141)	184	2,133	See item 1
Profit (loss) from discontinued operations, net of taxes (a)	(34,979)	(6,599)	1,775
Gain on disposal, net of taxes(b)	4,959	2,812	5,882
Profit (loss) from discontinued operations	(30,020)	(3,787)	7,657

(a)    Excluding gains on disposals

(b)   The tax impact of these items is $1,192,000 (2004: $nil, 2003: $nil)

The table below provides information about revenues, cost of sales, operating expenses, operating profit and net profit (loss) under U.S. GAAP for the years ended December 31, 2005, 2004 and 2003 from continuing operations excluding the discontinued operations above:

	December 31, 2005	December 31, 2004	December 31, 2003
	US$ ‘000	US$ ‘000	US$ ‘000
Revenues from continuing operations	1,262,239	946,965	404,801
Operating profit from continuing operations	281,878	244,876	76,166
Net profit (loss) reported from continuing operations	112,349	192,658	(58,014)

12.   Customer Acquisition Costs

IFRS Treatment

Under IFRS customer acquisition costs are classified under sales and marketing expenses.

U.S. GAAP Treatment

Under U.S. GAAP, customer acquisition costs are recorded as cost of sales.

Reconciling Effect

For the year ended December 31, 2005 an amount of $126.0 million was reclassified from sales and marketing to cost of sales (2004: $83.6 million: 2003: $34.4 million).

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

13.   Connection Fees

IFRS Treatment

Until December 31, 2004, under IFRS, initial connection revenues were recognized when the subscriber connected to the network for the first time. On January 1, 2005, Millicom changed its accounting policy for connection revenues and costs. Connections revenues are deferred and amortised over the estimated life of the customer relationship. Related connection costs are also deferred, to the extent of the connection revenues deferred and amortised over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically. Management believes that the new accounting policy for connection revenues and costs better reflects the economic reality of connection revenues and costs and is also consistent with current practices within the telecommunication industry. The adoption of the new accounting policy was retrospective and therefore the comparative figures have been restated.

U.S. GAAP Treatment

Under U.S. GAAP, connection revenues are deferred and amortized over the estimated life of the customer relationship. As such, there is no longer a difference in accounting treatment.

14.   Financing Fees

IFRS Treatment

Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes and 5% Mandatory Exchangeable Notes net of un-amortized financing fees incurred to acquire these debts.

U.S. GAAP Treatment

Under U.S. GAAP, these financing fees are capitalized as a deferred charge.

Reconciling Effect

The amount that is reclassified as an asset in the balance sheet as at December 31, 2005, is $18.3 million (2004:$13.4 million), comprised of $12.4 million for the 10% Senior Notes (2004: $13.4 million;), $3.9 million for the 4% Convertible Notes (2004: $nil;) and $2.0 million for the 5% Mandatory Exchangeable Notes (2004: $5.6 million).

15.   New U.S.GAAP Accounting Pronouncements

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion 20, “Accounting Changes” (“APBO 20”) and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”). SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APBO 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APBO 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 carries forward many provisions of APBO 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS 154 also carries forward the provisions of SFAS 3 that govern reporting accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial position or results of operations.

In December, 2004 the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment.” Statement 123(R) replaces FASB Statement 123, “Accounting for Stock-Based Compensation,” supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are currently assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion 29.” The guidance in Accounting Principles Board Opinion 29 (“APBO 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

In March 2004, the EITF reached a consensus on EITF Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards 115 (“SFAS 115”) , “Accounting for Certain Investments in Debt and Equity Securities,” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.’” We do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Balance Sheet Reconciliations:

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2005:

Balance sheet as of December 31, 2005	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments(a) (Item 1)	Other Adjustments	Under U.S. GAAP Group
		US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets
Goodwill	3,7	73,348	2,985	25,282	101,615
Other intangible assets, net	4,14	299,905	78,107	13,216	391,228
Property, plant and equipment, net	7	671,774	84,043	(1,639)	754,178
Investments in associates		5,367	15,160	—	20,527
Financial assets
Financial assets available for sale		6,307	(2,692)	—	3,615
Pledged deposits		6,500	488	—	6,988
Deferred taxation(b)		4,817	356	(749)	4,424
Total Non-Current Assets		1,068,018	178,447	36,110	1,282,575
Current Assets
Financial assets
Financial assets at fair value through profit or loss		327,803	—	—	327,803
Financial assets held to maturity		7,687	—	—	7,687
Pledged deposits		47,035	—	—	47,035
Inventories		16,369	5,773	—	22,142
Trade receivables, net		109,165	16,069	—	125,234
Amounts due from joint ventures and joint venture partners		19,244	3,602	—	22,846
Amounts due from other related parties		1,781	4,427	—	6,208
Prepayments and accrued income		48,046	4,896	—	52,942
Other current assets(b)		67,512	3,526	2,778	73,816
Time deposits		108	—	—	108
Cash and cash equivalents		596,567	27,394	—	623,961
Total Current Assets		1,241,317	65,687	2,778	1,309,782
Total assets from disposal group classified as held for sale		250,087	16	—	250,103
Total Assets		2,559,422	244,150	38,888	2,842,460

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Balance sheet as of December 31, 2005	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments(a) (Item 1)	Other Adjustments	Under U.S. GAAP Group
Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital and premium	4,5	465,157	—	(43,953)	421,204
Treasury stock		(8,833)	—	—	(8,833)
4% Notes—equity component	9	39,109	—	(39,109)	—
Legal reserve		13,577	—	—	13,577
Accumulated losses brought forward		(151,779)	(4,084)	(52,708)	(208,571)
Net profit for the year		10,043	(5,487)	77,773	82,329
Currency translation reserve		(76,121)	1,595	1	(74,525)
Deferred compensation costs	5	4,910	—	(4,910)	—
Revaluation reserve	8	3,308	(3,308)	50,649	50,649
Total Shareholders’ Equity		299,371	(11,284)	(12,257)	275,830
Minority Interest	1,6	34,179	146,607	—	180,786
		333,550
Liabilities
Non-current liabilities
10% Senior Notes	14	537,599	—	12,401	550,000
4% Notes—debt component	14	163,284	—	36,716	200,000
Other debt and financing		120,041	16,637	—	136,678
Other non current liabilities		203,988	—	—	203,988
Deferred taxation(b)	1,6	45,228	16,010	(843)	60,395
Total Non Current Liabilities		1,070,140	32,647	48,274	1,151,061
Current liabilities
5% Mandatory Exchangeable Notes—debt component	14	315,359	—	2,029	317,388
Other debt and financing		96,340	5,272	—	101,612
Trade payables		210,540	33,537	—	244,077
Amounts due to joint ventures		14,122	(14,111)	—	11
Amounts due to other related parties		4,780	576	—	5,356
Accrued interest and other expenses		61,236	18,225	—	79,461
Other current liabilities(b)		206,631	31,835	842	239,308
Total Current Liabilities		909,008	75,334	2,871	987,213
Total liabilities from disposal group classified as held for sale		246,724	846	—	247,570
Total Liabilities		2,225,872	108,827	51,145	2,385,844
Total Shareholders’ Equity and Liabilities		2,559,422	244,150	38,888	2,842,460

(a)           this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b)          Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

classification of the related asset or liability. Accordingly, as of December 31, 2005, Millicom reclassified $749,000 from non-current deferred tax assets to current deferred tax assets and $843,000 from non-current deferred tax liabilities to current deferred tax liabilities.

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2004:

Balance sheet as of December 31, 2004	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments(a) (Item 1)	Other Adjustments	Under U.S. GAAP Group
		US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets
Goodwill	3,7	37,702	12,293	34,914	84,909
Other intangible assets, net	4,14	280,266	4,041	13,281	297,588
Property, plant and equipment, net	7	575,649	43,823	314	619,786
Investments in associates		2,220	42,492	(66)	44,646
Financial assets
Financial assets at fair value through profit or loss		397,137	—	—	397,137
Financial assets available for sale		3,011	(2,111)	—	900
Financial assets held to maturity		7,529	—	—	7,529
Pledged deposits		25,544	488	(24)	26,008
Deferred taxation(b)		5,883	2,857	(1,246)	7,494
Total Non-Current Assets		1,334,941	103,883	47,173	1,485,997
Current Assets
Financial assets
Financial assets held to maturity		15,327	—	—	15,327
Pledged deposits		9,260	—	—	9,260
Inventories		16,304	1,028	(42)	17,290
Trade receivables, net		141,972	14,001	(80)	155,893
Amounts due from joint ventures and joint venture partners		11,715	(11,715)	—	—
Amounts due from other related parties		2,067	630	(3)	2,694
Prepayments and accrued income		38,259	7,528	2,693	48,480
Other current assets(b)		62,377	7,960	274	70,611
Time deposits		610	—	(610)	—
Cash and cash equivalents		413,381	14,873	(178)	428,076
Total Current Assets		711,272	34,305	2,054	747,631
Total assets from disposal group classified as held for sale		—	—	3,933	3,933
Total Assets		2,046,213	138,188	53,160	2,237,561

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Balance sheet as of December 31, 2004	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments(a) (Item 1)	Other Adjustments	Under U.S. GAAP Group
Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital and premium	4,5	513,782	—	(41,467)	472,315
Treasury stock		(8,833)	—	—	(8,833)
Legal reserve		13,577	—	—	13,577
Accumulated losses brought forward		(278,512)	(7,961)	(163,610)	(450,083)
Net profit for the year		65,891	3,878	119,102	188,871
Currency translation reserve		(71,116)	1,528	—	(69,588)
Deferred compensation costs	5	2,297	—	(2,491)	(194)
Revaluation reserve	8	—	—	114,005	114,005
Total Shareholders’ Equity		237,086	(2,555)	25,539	260,070
Minority Interest	1,6	43,351	60,800	(553)	103,598
		280,437
Liabilities
Non-current liabilities
10% Senior Notes	14	536,629	—	13,371	550,000
5% Mandatory Exchangeable Notes—debt component	14	365,006	—	5,634	370,640
Other debt and financing		124,267	18,125	—	142,392
Other non current liabilities		194,774	(111)	—	194,663
Deferred taxation(b)	1,6	39,216	1,956	(1,997)	39,175
Total Non Current Liabilities		1,259,892	19,970	17,008	1,296,870
Current liabilities
Other debt and financing		88,511	8,275	—	96,786
Trade payables		173,969	12,116	(968)	185,117
Amount due to joint ventures		7,760	1,355	—	9,115
Amounts due to other related parties		975	326	(5)	1,296
Accrued interest and other expenses		55,203	22,253	11,854	89,310
Other current liabilities(b)		179,466	15,648	(1,025)	194,089
Total Current Liabilities		505,884	59,973	9,856	575,713
Total liabilities from disposal group classified as held for sale		—	—	1,310	1,310
Total Liabilities		1,765,776	79,943	28,174	1,873,893
Total Shareholders’ Equity and Liabilities		2,046,213	138,188	53,160	2,237,561

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

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

Comprehensive Income:

The Company’s statement of comprehensive income under U.S. GAAP for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
	U.S.$ ’000	U.S.$ ’000	U.S.$ ’000
Net profit (loss) under U.S. GAAP	82,329	188,871	(50,357)
Other comprehensive income (loss):
Holding (loss) gain excluding effect of sale of marketable securities sold during the year, net of tax(a)	(63,356)	(127,158)	241,163
Currency translation reserve	(4,937)	(3,050)	14,923
Other comprehensive (loss) income	(68,293)	(130,208)	256,086
Comprehensive income under U.S. GAAP	14,036	58,663	205,729

(a)           The tax impact on these items is $nil (2004: $nil; 2003: $nil)

Additional Stock Option Disclosure:

As described above, under U.S. GAAP, the Company accounts for stock options under APB25 (see item 5). Had compensation costs been determined in accordance with SFAS 123, the Company’s net income and loss per share would have been adjusted to the following pro forma amounts:

	2005	2004	2003
	U.S.$ ’000	U.S.$ ’000	U.S.$ ’000
Net profit (loss), as reported	82,329	188,871	(50,357)
Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	(1,830)	1,256	1,157
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,311)	(2,039)	(2,579)
Pro forma net profit (loss)	77,188	188,088	(51,779)
Profit (loss) per share:
As reported (basic)—	$0.83	$2.27	$(0.77)
As reported (diluted)—	$0.82	$2.09	$(0.77)
Pro forma (basic)—	$0.78	$2.26	$(0.79)
Pro forma (diluted)—	$0.77	$2.08	$(0.79)

The fair value of the options granted was estimated on the date of grant using an option pricing model with the following assumptions: risk free interest rates of 3.74% (2004: 2.16%, 2003: 4.12%), expected lives ranging from 1 to 20 years, no dividends and expected volatility of 46.5% (2004: 47.1%; 2003: 117.3%).

Notes to the consolidated financial statements (Continued)                                                 Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                      Cellular S.A.

38.   SUBSEQUENT EVENTS

On January 16, 2006, Millicom delisted from the Luxembourg stock exchange.

On January 19, 2006 Millicom announced that it had received a high number of unsolicited approaches and had decided to conduct a review of the strategic options for the Company. It appointed a financial advisor in this respect.

On January 23, 2006, Millicom purchased the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership.

On February 1, 2006, Millicom completed the second and final installment of its agreement to purchase the remaining 30% ownership interest in Millicom Sierra Leone Limited (see note 4).

On February 27, 2006, Millicom’s subsidiary in Sri Lanka, Celltel extended its mobile license in Sri Lanka until 2018 at a cost of approximately US$5 million.

On March 14, 2006, Millicom purchased the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership.

On March 20, 2006, Millicom sold Pakcom (subject to regulatory approval), one of Millicom’s operations in Pakistan, to the Arfeen Group for a nominal amount. As part of the agreement the Arfeen Group were also sold 10% of Paktel, Millicom’s other operation in Pakistan. Millicom will retain full management and operational control of Paktel. In consideration for the above, the parties have signed agreements to withdraw all existing lawsuits and arbitration they have brought against each other.

In April 2006, Millicom purchased the remaining 4% ownership interest in Telecel Paraguay (subject to regulatory approval), its operation in Paraguay in which Millicom now has 100% ownership.

Shareholder information
Corporate and registered office
Millicom International Cellular SA
75 Route de Longwy
L-8080 Bertrange
Luxembourg
Tel: +352 27 759 101
Fax: +352 27 759 359
RCB 40630 Luxembourg
Investor relations
Shared Value Limited
30 St. James’s Square
London SW1 4JH
Tel: +44(0)20 7321 5010
Fax: +44(0)20 7321 5020
E-mail mic@sharedvalue.net

Visit MIC’s homepage at
http://www.millicom.com
Financial Calendar
May 30, 2006
Annual General Meeting
July 26, 2006
Second quarter results
October 25, 2006
Third quarter results
February 2007
Full year results 2006

104

SIGNATURES

Under the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 1, 2006
MILLICOM INTERNATIONAL CELLULAR S.A.
	By:	/s/ MARC BEULS
Name: Marc Beuls
Title: Chief Executive Officer
	By:	/s/ DAVID SACH
Name: David Sach
Title: Chief Financial Officer

105