Form 20-F/A
period 2005-05-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2006-05-04
CIK 912958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

Item 17 ☐   Item 18 ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amended 20-F”) speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2005 filed on May 1, 2006 (the “Original 20-F”), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. The purpose of this Amendment No. 1 is to correct typographical, stylistic and clerical errors in the Original 20-F.

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

Unless otherwise indicated all financial data and discussions in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with IFRS
Profit and Loss Statement Data:
Revenues	1,083,669	917,492	640,363	600,518	642,286
Operating profit	202,173	247,189	164,372	121,519	93,080
Valuation movement on investment securities	(63,356)	(127,158)	246,760	(299,963)	(15,931)
Profit/(loss) for the period from continuing operations(1)	9,368	66,016	180,329	(501,269)	(136,198)
Profit/(loss) for the period	10,043	65,891	176,921	(385,143)	(138,053)
Basic earnings (loss) from continuing operations per common share	$0.09	$0.79	$2.76	$(7.68)	$(2.09)
Basic earnings (loss) per common share	$0.10	$0.79	$2.71	$(5.90)	$(2.12)
Weighted average number of shares in basic computation (in thousands)(2)	98,803	83,335	65,312	65,272	65,256
Diluted earnings (loss) from continuing operations per common share	$0.09	$0.74	$2.28	$(7.68)	$(2.09)
Diluted earnings (loss) per common share	$0.10	$0.74	$2.24	$(5.90)	$(2.12)
Weighted average number of shares in diluted computation (in thousands)(2)	99,921	90,312	80,500	65,272	65,256
Dividends per share	—	—	—	—	—

	As of December 31,
	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars)
Amounts in accordance with IFRS:
Balance Sheet Data:
Property, plant and equipment, net	671,774	575,649	487,695	456,320	509,247
Intangible assets, net	373,253	317,968	83,818	99,562	232,801
Financial assets at fair value through profit or loss	327,803	397,137	375,583	265,571	659,440
Investments in associates(3)	5,367	2,220	1,340	1,013	52,858
Total assets	2,559,422	2,046,213	1,522,949	1,203,119	1,870,930
Current liabilities	909,008	505,884	399,351	375,862	469,191
Non-current liabilities	1,070,140	1,259,892	1,182,207	1,098,783	1,322,583
Minority interest	34,179	43,351	26,571	23,733	10,262
Shareholders’ equity/(deficit)	299,371	237,086	(85,180)	(295,259)	68,894

	As of and for Year Ended December 31,
	2005	2004	2003	2002	2001
Operating Data (unaudited)(4):
Total Subscribers
Prepaid	8,426,308	6,739,559	4,956,257	3,448,269	2,525,279
Postpaid	502,677	973,642	734,285	554,642	604,327
Monthly churn (%)(5):
Prepaid	4.3	4.4	4.7	4.2	4.0
Postpaid	1.7	1.7	2.1	3.2	4.1

	Year Ended December 31,
	2005	2004(7)	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with U.S. GAAP(6):
Profit and Loss Statement Data:
Revenues	1,262,239	946,965	404,801	326,123	312,602
Operating profit	281,878	244,876	76,166	1,973	74,730
Valuation movement on investment securities	—	—	5,597	(299,963)	(15,931)
Profit (loss) for the period from continuing operations(1)	112,349	192,658	(58,014)	(341,507)	(123,276)
Profit (loss) for the period	82,329	188,871	(50,357)	(322,563)	(172,176)
Basic earnings (loss) from continuing operations per common share	$1.14	$2.31	$(0.89)	$(5.23)	$(1.89)
Basic earnings (loss) per common share	$0.83	$2.27	$(0.77)	$(4.94)	$(2.64)
Weighted average number of shares in basic computation (in thousands)(2)	98,803	83,335	65,312	65,272	65,256
Diluted earnings (loss) from continuing operations per common share	$1.12	$2.13	$(0.89)	$(5.23)	$(1.89)
Diluted earnings (loss) per common share	$0.82	$2.09	$(0.77)	$(4.94)	$(2.64)
Weighted average number of shares in diluted computation (in thousands)(2)	99,921	90,312	65,312	65,272	65,256

	As of December 31,
	2005	2004(7)	2003	2002	2001
	(in thousands of U.S. dollars)
Amounts in accordance with U.S. GAAP(6):
Balance Sheet Data:
Property, plant and equipment, net	754,178	619,786	359,365	286,372	376,676
Intangible assets, net	492,843	382,497	131,482	55,562	213,189
Financial assets at fair value through profit or loss	327,803	397,137	375,583	265,571	659,440
Investments in associates	20,527	44,646	96,727	175,007	187,114
Total assets	2,842,460	2,237,561	1,508,987	1,133,721	1,727,079
Current liabilities	987,213	575,713	374,421	270,910	339,311
Non-current liabilities	1,151,061	1,296,870	1,173,075	1,033,743	1,302,088
Minority interest	180,786	103,598	27,870	23,733	10,262
Shareholders’ equity/(deficit)	275,830	260,070	(68,201)	(286,575)	72,778

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

Our stock price has increased significantly since the announcement of the strategic review. If upon completion of the strategic review a transaction does not occur, it is not known how the markets will interpret such an event and it is possible that the market reaction could cause our share price to decrease.

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

There have recently been discussions between the Government of Iran and representatives of the international community about Iran’s nuclear research program and its potential application to nuclear weapons. It is possible that U.S. sanctions may be amended or further extended or new regulations introduced by the U.S., the European Union, the United Nations or by any other country or international organization, with the effect of prohibiting or adversely affecting our operations in Iran.

Our only contractual obligation in Iran is to provide management services to the RIC, at a cost which is not expected to be material. We also have an option to acquire up to 47% of the equity in the Iranian company that will operate the network. If we were to exercise our option, we would acquire a substantial equity investment in an Iranian company. Any amendment or new regulation prohibiting or adversely affecting our operations in Iran or a dispute with the representatives of the Rafsanjan Industrial Complex or the Iranian government may have a material effect on our ability to maintain our operations in Iran or on our results of operations.

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

The closing of the above transactions is subject to regulatory approval by the Pakistan Telecommunications Authority (PTA) of the change of control in Pakcom. There is no indication as to when or whether the approval will be received. We have been informed that the PTA is seeking additional comfort that the local shareholders will be financially able to assume the payment of the overdue license instalment and of the remaining payments under Pakcom’s license. There is a risk that the transaction may not close.

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

On March 20, 2006, Millicom signed an agreement to sell its shareholding in Pakcom one of Millicom’s two operations in Pakistan, to the Arfeen group for a nominal amount. As part of the agreement, Millicom also agreed to sell 10% of Paktel, Millicom’s other operation in Pakistan to Millitel Limited, an entity controlled by the Arfeen group. The change of control in Pakcom is subject to regulatory approval and, unless such approval is obtained, the overall transaction may not close.

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

Selected Operating Data

The following table presents, at the dates and for the periods indicated, selected operating data for each of Millicom’s mobile operations.

	As at December 31,
	Total Subscribers			Prepaid Subscribers as Percentage of Total Subscribers
Market	2005	2004	2003	2005	2004	2003
Central America
El Salvador	738,980	534,288	465,150	80%	73%	70%
Guatemala	1,164,050	672,734	596,078	91%	86%	84%
Honduras	834,096	490,014	351,285	92%	87%	83%
Subtotal Central America	2,737,126	1,697,036	1,412,513	88%	82%	79%
South America
Bolivia	645,418	414,088	334,319	96%	95%	93%
Paraguay	692,321	523,309	605,057	86%	85%	89%
Subtotal South America	1,337,739	937,397	939,376	91%	89%	91%
Africa
Chad	91,159	—	—	100%	—	—
DR Congo	60,638	—	—	100%	—	—
Ghana	448,438	277,045	117,816	100%	99%	99%
Mauritius	221,100	167,565	136,620	91%	89%	89%
Senegal	679,914	339,884	206,506	100%	100%	100%
Sierra Leone	29,606	33,409	31,699	100%	100%	100%
Tanzania	475,379	302,712	168,863	100%	100%	100%
Subtotal Africa	2,006,634	1,120,615	661,504	99%	98%	97%
South Asia
Pakistan—Pakcom	421,242	534,734	491,011	97%	96%	97%
Pakistan—Paktel	996,478	481,566	333,169	98%	96%	93%
Sri Lanka	579,430	442,546	368,102	99%	98%	97%
Subtotal South Asia	1,997,150	1,458,846	1,192,282	98%	97%	96%
South East Asia
Cambodia	773,608	609,704	431,911	99%	99%	99%
Lao People’s Democratic Republic	76,728	40,315	17,374	100%	100%	100%
Vietnam	—	1,849,288	1,035,582	0%	73%	73%
Subtotal South East Asia	850,336	2,499,307	1,484,867	99%	80%	81%
Total	8,928,985	7,713,201	5,690,542	94%	87%	87%

CENTRAL AMERICA

Central America consists of Millicom’s cellular operations in El Salvador, Guatemala and Honduras. Millicom Central America’s licenses covered approximately 26.5 million people as of December 31, 2005.

El Salvador

El Salvador’s government system is a democratic republic. Following deterioration in the country’s democratic institutions in the 1970s, a civil war took place between 1980 and 1992 and came to an end as the two opposing sides signed a peace accord. The current president, Elías Antonio Saca González of the right-wing Arena political party, was elected in 2004 for a five-year term ending on June 1, 2009. He recently re-affirmed his commitment to a political and economic reform agenda in El Salvador.

In order to drive economic growth, the government of El Salvador continues to focus on opening new export markets (exports grew by 5.6% in 2004), encouraging foreign investment and maintaining a tax regime that promotes corporate investment. Implementation of the Central America-Dominican Republic Free Trade Agreement, ratified by El Salvador in 2004, is viewed as a key policy to help achieve these objectives. El Salvador became member of the World Trade Organisation in 1995. As the country does not have control over its monetary policies following the adoption of the US Dollar in 2001, the government is committed to maintaining tight fiscal policies. The economy has grown significantly since the early 1990’s but close to 50% of the population remains under the poverty line. El Salvador had a population of about 6.7 million at the end of 2005.

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

Telemovil’s strategy is based on offering a combination of high quality network coverage and services and low prices. Leveraging Telemovil’s distribution capabilities through ePIN and other electronic means further enhances this strategy. Telemovil also aims to expand its value-added services and further strengthen its customer services operations.

Telemovil was initially awarded a 15 year mobile license in September 1991 which was subsequently extended up to 2018.

The GSM network comprises 221 base stations with a maximum capacity of handling 469,000 concurrent subscribers. The network covers 84% of the total population. The network is GPRS/EDGE enabled.

Guatemala

Guatemala’s government system is a constitutional democratic republic. In 1996, peace accords were signed which brought an end to a 36-year civil war. Although Guatemala has completed a successful transition from military to civilian government, the military retains considerable political power. The president, Oscar Berger of the centre-right Gran Alianza Nacional political party, who came to power in January 2004, has managed to impose fiscal discipline and to advance important legislative reforms. His pro-business economic programme encourages investor confidence, although the lack of a working majority in the legislature and tight public finances represent potential challenges.

Guatemala is the largest and most populous of the Central American countries with a population of about 12.8 million at the end of 2005. Its economic growth continued to increase in recent years (estimated real GDP growth of 3.1% in 2005). The distribution of income remains very unequal, with half the population living under the poverty line, of which 15% live in extreme poverty. Agriculture accounts for approximately 25% of GDP, 66% of exports and 50% of the labour force. The end of the civil war removed a major obstacle to foreign investment. Overall economic outlook is positive given the government’s anti-corruption and pro-business stance, which underpins investor confidence, and rising inflows of foreign direct investment. The extension of the EU’s generalised system of preferences, under which Guatemalan exports enjoy preferential access to EU markets, will also have a positive impact on the economy going forward. Guatemala joined the GATT in 1991 and became member of the World Trade Organisation in 1995.

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

Honduras

Honduras’ government system is a democratic constitutional republic. Since the regional peace process that took place in the late 1980s, democracy in Honduras has been strengthened. Presidential elections took place in November 2005, with the opposition candidate Manuel Zelaya Rosales of the Partido Liberal party being elected. The new government took office in January 2006 and is expected to maintain the prudent, broadly market-oriented policies of the previous leadership.

Although GDP per capita in Honduras is one of the lowest in Latin America, it has increased since the 1990s and overall economic growth (as measured by real GDP) is higher than in many other countries in the region (estimated at 4.0% in 2005). Honduras continues to focus on pursuing the economic and reform programme agreed with the International Monetary Fund (IMF) under the poverty reduction and growth facility since February 2004. Two-thirds of Hondurans lived in poverty in 2005. As the country has met most of its macroeconomic targets, it has achieved debt relief under the IMF-World Bank’s heavily indebted poor countries initiative. The US has become Honduras’ largest trading partner (over 54% of exports in 2005) with the country becoming a member of the US-Central America Free Trade Agreement in May 2004. Sugar, coffee, textiles, clothing and wood products are the key industries in the country. Honduras had a population of about 7 million in 2005.

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

Bolivia

Bolivia’s Government System is a Unitary Democratic Republic. Since the beginning of the 1990s, the Government has pursued an economic and social reform agenda. The most significant change undertaken was a Privatisation Programme under which private investors acquired 50% ownership and management control of state-owned companies such as the state oil, telecommunications and electricity companies. A representative of the left, Evo Morales, was elected president of Bolivia on December 18, 2005. Although he has stated that the tax system for foreign oil and gas investors will be reviewed, he has also expressed his intention to protect foreign investment in the country. On May 1, 2006 Mr. Morales announced the nationalization of the oil industry.

Although Bolivia has one of the lowest GDPs per capita in Latin America, the economic reforms of the 1990s resulted in an average real GDP growth rate of approximately 4% p.a. However, given some global economic slowdown and domestic unrest, growth slowed down somewhat since 1999. About 50% of Bolivians lived below the poverty line in 2005, with about 15% in extreme poverty. Bolivia is a beneficiary of the World Bank and the IMF’s initiative for heavily indebted poor countries and continues to enjoy the support of international financial institutions and donors. By helping to finance the fiscal deficit, these funds should allow the government to maintain capital spending, largely on public infrastructure projects, which are expected to help improve long-term growth prospects. Oil and gas, mining, smelting, food and beverages, tobacco and clothing are the most important industries in Bolivia. The country became member of the World Trade Organisation in 1995 and is negotiating its membership of Mercosur (the Southern Common Market with Argentina, Brazil, Paraguay and Uruguay). Bolivia had a population of about 8.9 million at the end of 2005.

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

In September 1990, Telecel was awarded a 20 year license to operate a mobile network in Bolivia’s three main cities (La Paz, Santa Cruz and Cochabamba). The license was amended in 1995 and expires in November 2015. In May 1997, the company’s license was extended to cover the rest of the country for a period of 20 years. In December 2002, Telecel was also awarded a 40-year license to provide fixed-line long-distance telecommunication services in Bolivia. This license is mainly used to carry Telecel’s mobile traffic.

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

Paraguay has a market economy characterised by a large informal sector. The informal sector features both re-export of imported consumer goods to neighbouring countries as well as the activities of thousands of micro-enterprises and urban street vendors. A large proportion of the population derives their living from agricultural activity, often on a subsistence basis. In the late 1990s, about 33% of the population lived in extreme poverty and about 37% lived in poverty, making it one of the poorest countries in South America. During the 1990s, the average annual growth rate in GDP per capita was negative with growth of only 0.5% between 1990 and 1995. 2003 per capita GDP was about the same as in 1976. Although Paraguay’s per capita income remains very low compared to most Latin American countries, the economy has regained growth momentum since 2003. The GDP real growth rate is estimated to have been 2.8% in 2004 and 3.4% in 2005. Following an improvement in fiscal management and the adoption of public banking reform, the country is expected to benefit from a new IMF stand-by arrangement that will run until 2008. It is anticipated that this will increase confidence in the government’s economic management and provide more time for structural reforms to be implemented, while gaining support from more international financial institutions. Paraguay had a population of about 6.3 million in 2005.

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

Telecel’s GSM network comprises 187 base stations with a maximum capacity of handling 360,000 concurrent subscribers. The network covers about 76% of the total population. The network is GPRS/EDGE enabled.

AFRICA

Million’s Africa cluster consists of Millicom’s cellular operations in Chad, Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania. Our African licenses covered approximately 146 million people as of December 31, 2005.

Chad

Chad’s government system is a unitary republic based on the amended constitution of June 2005. The country endured three decades of civil war as well as an invasion by Libya before peace was restored in 1990 and the government eventually suppressed or came to terms with most political-military groups, settled a territorial dispute with Libya on terms favourable to Chad, and held democratic elections. Having successfully held a referendum in June 2005 to legitimise amendments to the constitution, the president, Idriss Déby, is expected to seek a third term in office in the 2006 elections. In April 2006 an attempted coup against Mr. Déby’s government was defeated. The coup attempt was initiated by rebels of the United Front for Change alledgedly with the support of the government of neighbouring Sudan.

Chad’s primarily agricultural economy continues to be supported by major oil and gas projects that began in 2000. Over 80% of the country’s population relies on subsistence farming and livestock for its livelihood. Although cotton, cattle and rubber are important industries in Chad, around 97% of the country’s exports are derived from the oil and gas industry. Oil production started in 2003, and a consortium led by ExxonMobil has already invested significant amounts to develop reserves in southern Chad. Following the resumption of IMF assistance in early 2005, a new poverty reduction and strategy paper has begun to broadly shape future economic policy. Although poverty remains a key issue in Chad with approximately 80% of the population living below the poverty line, economic growth has been very strong in recent years, with real GDP growth peaking at 29.7% in 2004. Chad became member of the World Trade Organisation in 1996. Chad had a population of about 9.8 million in 2005 and has about 100,000 to 300,000 refugees from Sudan and Centrafrique on its soil.

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

Economic growth (as measured by real GDP) in DRC has remained above 5.5% p.a. since 2002, largely driven by the country’s main industries such as mining (49% of exports in 2000), mineral processing and textiles. The government has tightened its economic policy in a bid to achieve a successful conclusion of the fifth review of its performance under the IMF’s three-year poverty reduction and growth facility which expired in October 2005. The IMF and the World Bank are expected to remain closely engaged with the government and to proceed towards negotiations for a new three-year poverty reduction and growth facility. The economic environment in DRC favours growth as the authorities have retained their overall commitment to macroeconomic stabilisation which continues to be supported by donor assistance. Furthermore, corporate taxes and investment laws are being revised to liberalise the business environment and attract foreign direct investment in DRC. An increasing number of foreign investors are entering the country. Nevertheless, the country suffers from severe lack of infrastructure and from continued instability and attacks by rebels in the eastern parts of the country (Ituri region). DRC became a member of the World Trade Organisation in 1997. DRC had a population of estimated at about 60.1 million in early 2006.

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

In 2001 three operators (Starcel, Comcel and Afritel) offered limited analogue and CDMA mobile services in DRC when Oasis entered the market with its GSM offering. These operators had ceased to exist by the end of 2003. Initially Celtel Congo, owned by Kuwait-based MTC, was the only other GSM operator in the market, becoming the leading provider of mobile services in DRC with coverage in almost 100 cities and towns. In October 2001, Congolese Wireless Networks (CWN) entered into a joint venture with South African mobile operator Vodacom, creating a new operator called Vodacom Congo. This company launched GSM services in DRC in April 2002 and has extended its coverage to a large number of cities and towns across the country. The fourth operator, CCT, jointly owned by ZTE (51%) and the government of DRC (49%), launched its GSM network in January 2002. After several years of underinvestment in its network, distribution channels, product and service offering and lack of marketing, Oasis’ market position had declined to a number four position in terms of subscribers. However, with the new investment programme launched by Millicom following the acquisition of Oasis, the company is expected to gain market share going forward.

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

Ghana

Rich in natural resources, Ghana has around double the per capita output of the poorer countries in West Africa. Close to 80% of Ghanians lived under the poverty line in 2005, with more than 40% living in extreme poverty. The country’s key industries include mining, lumbering, light manufacturing, aluminium smelting and food processing. Gold, timber and cocoa production are major sources of foreign exchange. Ghana remains dependent on international financial and technical assistance. The country opted for debt relief under the IMF-World Bank’s heavily indebted poor countries programme in 2002 and in July 2004 it satisfied the programme’s conditions and the decision was taken to give Ghana debt relief of approximately US$3.5 billion on debt it owed to international institutions, resulting in debt service savings of approximately US$100 million per annum for the following 20 years. Policy priorities include tighter monetary and fiscal policies, accelerated privatisation and improvement of social services. The country has experienced an average of 4% growth during the 1990s and strong economic growth (as measured by real GDP) in recent years and although inflation was high until the late 1990s it has declined to 15.0% (estimated) in 2005 as a consequence of the financial assistance of the IMF and the World Bank and tighter budget and monetary policies. Ghana had a population of about 21 million in 2005.

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

A condition of the 3G licence is that Emtel has to migrate its subscribers to the 3G network within five years. Emtel is in discussions with the ministry to possibly extend the duration of the migration period.

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

Senegal became member of the World Trade Organisation in 1995. In September 2005, the World Bank and the IMF agreed to support Senegal’s accelerated growth strategy, combining the goals fixed under the poverty reduction and growth facility with the goal of increasing real GDP growth from its current level to 8% p.a. by 2015. Slightly less than 70% of the population of Senegal lived under the poverty line in 2005, of which about 25% lived in extreme poverty. Senegal had a population of about 11.1 million in 2005.

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

Sentel was awarded a 20-year license to operate a nationwide network in July 1998. The license is renewable every five years after the expiry of the original license. At the time the government had announced certain amendments to the license, which amendments were never implemented. The government that took office in 2000 repeatedly questioned publicly the status and the validity of Sentel’s license until August 2002, when the government acknowledged the validity of Sentel’s 1998 license, subject to possible amendments, the substance of which is unknown, and which to date have not been implemented.

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

Tanzania’s economy is highly dependent on agriculture, which in 2005 still accounted for almost half of the country’s GDP, provided about 85% of exports and employed about 80% of the workforce. The key industries in Tanzania include processing of agricultural products and light consumer products. The World Bank, the IMF and bilateral donors have provided funds to develop Tanzania’s economic infrastructure and recent banking reforms have helped increase private sector investment. Solid macroeconomic policies and continued donor assistance supported real GDP growth of 6.3% in 2003/04 and 6.8% (estimated) in 2005 against a background of low and stable inflation in recent years. Tanzania became member of the World Trade Organisation in 1995.

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

Although Pakistan has traditionally been an underdeveloped country, IMF-approved government policies and a US$1.3 billion poverty reduction and growth facility programme complemented by foreign assistance and renewed access to global markets since 2001 have generated solid economic recovery over the last several years. The government has made substantial macroeconomic reforms since 2000 and development prospects are currently considered to be the best in nearly a decade. Pakistan became a member of the World Trade Organisation in 1995. Real GDP growth, mainly driven by double-digit gains in industrial production, has become less dependent on agriculture with textiles and apparel, food processing, pharmaceuticals, construction materials and paper products being some of Pakistan’s key industries. The country’s policymakers have in the past few years created an environment within which the private sector has begun to thrive and poverty reduction will depend on a continuation in this trend. About 66% of Pakistanis lived below the poverty line in 2005, of which about 13% lived in extreme poverty. Pakistan had a population of about 162.4 million in 2005.

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

The number of mobile subscribers passed that of fixed-line customers in 2004. In addition to Millicom’s Paktel and Pakcom (with Millicom’s shareholding in Pakcom in the process of being sold), four other operators are present in the Pakistani mobile market: Mobilink, Ufone, Telenor and Warid Telecom.

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

On March 20, 2006, Millicom signed an agreement to sell its shareholding in Pakcom to the Arfeen group for a nominal amount. As part of the agreement, Millicom also agreed to transfer 10% of Paktel, Millicom’s other operation in Pakistan to Millitel Limited, to an entity controlled by the Arfeen group.

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

The closing of the sale to the Arfeen group of Millicom’s interest in Pakcom is subject to regulatory approval by the Pakistan Telecommunications Authority (PTA) of the change of control in Pakcom. There is no indication as to when or whether the approval will be received. We have received indications that the PTA is seeking additional comfort that the local shareholders will be financially able to assume the payment of the overdue license instalment and of the remaining payments under Pakcom’s license. There is a risk that the transaction may not close.

Millicom has a 98.9% equity interest in Paktel and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method. If 10% of Millicom’s shareholding in Paktel is transferred to the Arfeen group as a result of the above transactions, we will continue to account for Paktel as a subsidiary.

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

With the recent improved political stability and social and economic advances, Sri Lanka has seen mobile subscriber growth of more than 60% p.a. over the last few years. Sri Lanka has a Mobile Party Pays system and is moving to adopt a Calling Party Pays system.

Millicom has a 100% equity interest in Celltel and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

Celltel entered the market in 1989 as the first mobile operator in the country and today operates two mobile networks, a GSM 900 network and the original ETACS network. Celltel owns three different licenses : mobile, internet services and external gateway operations.

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

Iran

Iran had a population of approximately 71.5 million at the end of 2005. Less than 10% of Iranian lived below the poverty line in 2005. The capital of Iran is Tehran (9.0 million inhabitants). Persian (Farsi) is the official language. The country’s currency is the Rial. Population density is 41 people per sq km and urban population represents around 60% of the country’s total population.

Iran’s government system is a theocratic republic based on the constitution of 1979 which was amended in 1989. Following the elections of a reformist president and national assembly (Majlis) in the late 1990s, attempts to foster political reform in response to popular demand have been indecisive as conservative politicians have prevented reform measures from being enacted. Ayatollah Ali Khamenei is the chief of state and the current president, Mahmoud Ahmadinejad, was elected in June 2005. President Ahmadinejad is widely considered to be a conservative hardliner who will focus on fighting poverty in the country and supporting the development of Iran’s civil nuclear program, which has caused concern in the United States and Europe about Iran’s potential breach of its obligations under the nuclear non-proliferation treaty to which Iran is a party and possible use of civil nuclear technology for military ends.

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

Vietnam’s membership in the ASEAN free trade area and entry into force of the US-Vietnam Bilateral Trade in December 2001 have led to further rapid changes in Vietnam’s trade and economic environment. Vietnam’s exports to the US in 2004 accounted for a significant share (over 20%) of total exports. The economic outlook remains positive, underlined by the government’s determination to accede to the World Trade Organisation. The government has been making solid progress in pushing ahead with trade and investment reforms and bilateral and multilateral negotiations over World Trade Organisation entry have been positive. It is generally expected that Vietnam will become a member of the World Trade Organisation during 2006.

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

•  an 11.6% direct interest in Modern Holdings Incorporated.

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

Millicom’s principal executive offices are located in Bertrange, the Grand Duchy of Luxembourg, where it leases approximately 1,000 square meters from a related party, 3C Communications International S.A. The lease is automatically renewable from year to year unless terminated by Millicom or the lessor upon three months advance written notice. The current monthly rent is $19,503 resulting in an annual total of $234,036. Water, electricity, heating, cleaning and maintenance and security expenses are included in the rent. Millicom believes that the terms of the lease are no less beneficial than those it would have been able to negotiate with a third party. Millicom believes its principal executive offices are suitable and adequate for its operations.

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

Partly as a result of the ongoing strategic review process, our Board has decided to divest Millicom’s shareholding in the group of U.S. companies, comprising:

•  MIC-USA, Inc. and all of its subsidiaries, which includes Great Universal Inc. and a 52.7% holding in Modern Holdings Incorporated; and

•  an 11.6% direct interest in Modern Holdings Incorporated.

We expect to sell the group of U.S. companies to a related party for a symbolic price in exchange for the purchaser assuming certain potential tax liabilities of the group of U.S. companies. The sale agreement is in the final stages of negotiation and completion of the transaction is expected to occur by the end of May 2006.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

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

Revenue and Operating Profit

For the year ended December 31, 2005, revenues increased by 18% to $1,083.7 million, representing strong growth, particularly in underlying revenues excluding our Vietnamese business as follows:

Revenue	2005	2004	Growth
	US$ ‘000	US$ ‘000	US$ ‘000
Central America	452,600	304,816	48%
South America	141,194	114,006	24%
Africa	204,397	149,802	36%
South Asia	120,718	113,131	7%
South East Asia, excluding Vietnam	87,472	68,535	28%
Other	3,237	4,395	(26)%
Subtotal	1,009,618	754,685	34%
Vietnam	74,051	162,807	(55)%
Total	1,083,669	917,492	18%

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

Operating Results

Years Ended December 31, 2005 and 2004

The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

	Year Ended		Impact on Comparative Results for Period
	December 31,		Amount of	Percent
	2005	2004	Variation	Change
	(in thousands of U.S. dollars, except percentages)
Revenues	1,083,669	917,492	166,177	18%
Cost of sales	(511,919)	(386,150)	(125,769)	33%
Sales and marketing	(162,050)	(122,216)	(39,834)	33%
General and administrative expenses	(200,448)	(127,792)	(72,656)	57%
Other operating expenses	(24,091)	(35,225)	11,134	(32)%
Other operating income	15,743	3,287	12,456	379%
Gain(loss) from sale of subsidiaries and joint ventures, net	1,269	(2,207)	3,476	157%
Operating profit	202,173	247,189	(45,016)	(18)%
Valuation movement on investment securities	(63,356)	(127,158)	63,802	50%
Interest expense	(143,740)	(108,514)	(35,226)	32%
Interest and other income	25,013	7,697	17,316	225%
Fair value result on financial instruments	(5,297)	148,816	(154,113)	(104)%
Exchange gain (loss), net	52,446	(26,782)	79,228	296%
Charge for taxes	(65,299)	(59,449)	(5,850)	10%
Net profit for the year attributable to equity holders of the company	10,043	65,891	(55,848)	(85)%

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

Net profit for the year attributable to equity holders of the company:   The net profit for the year ended December 31, 2005 was $10,043,000 compared to a net profit of $65,891,000 for the year ended December 31, 2004 for the reasons stated above. The net profit for the year ended December 31, 2005, compared to the net profit for the year ended December 31, 2004, was mainly affected by the lower operating profit of $202,173,000 (2004: $247,189,000), the lower valuation movement on investment in securities of $(63,356,000) (2004: $(127,158,000)), the higher interest expenses of $143,740,000 (2004: $108,514,000), the lower fair value result on financial instruments of $(5,297,000) (2004: $148,816,000) and the higher exchange gain of $52,446,000 (2004: $26,782,000).

Years Ended December 31, 2004 and 2003

Millicom regained control and began consolidating Telemóvil El Salvador at 100% since September 15, 2003. In 2004, our results of operation include 100% of the results of our operation in El Salvador for the entire year ended December 31, 2004 and for 2003, for the period from September 15, 2003 to December 31, 2003 only.

	Year Ended		Impact on Comparative Results for Period
	December 31,		Amount of	Percent
	2004	2003	Variation	Change
	(in thousands of U.S. dollars, except percentages)
Revenues	917,492	640,363	277,129	43%
Cost of sales	(386,150)	(254,442)	(131,708)	52%
Sales and marketing	(122,216)	(87,110)	(35,106)	40%
General and administrative expenses	(127,792)	(103,876)	(23,916)	23%
Other operating expenses	(35,225)	(32,776)	(2,449)	7%
Other operating income	3,287	—	3,287	—
Gain (loss) from sale of subsidiaries and joint ventures, net	(2,207)	2,213	(4,420)	(200)%
Operating profit	247,189	164,372	82,817	50%
Gain (loss) and valuation movement on investment in securities	(127,158)	246,760	(373,918)	(152)%
Gain on disposal of investment securities	193	—	193	—
Interest expense	(108,514)	(135,130)	26,616	(20)%
Interest and Other Income	7,697	4,836	2,861	59%
Other Financial Income	—	96,748	(96,748)	(100)%
Fair value result on financial instruments	148,816	(84,578)	233,394	276%
Exchange loss, net	(26,782)	(45,649)	18,867	(41)%
Profit form associates	814	380	434	114%
Charge for taxes	(59,449)	(52,715)	(6,734)	13%
Net profit for the year attributable to equity holders of the company	65,891	176,921	(111,030)	(63)%

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

•  an 11.6% direct interest in Modern Holdings Incorporated.

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

Other Non-Current Liabilities

Other non-current liabilities are mainly comprised of unpaid portion of license fees of Paktel Limited and Millicom (Ghana) Ltd. amounting to $150,729,000 as of December 31, 2005 (2004: $187,635,000) representing the non-current portion of the net present value of the cash settlements agreed in these licenses, and asset retirement obligations of $3,451,000 (2004: $2,243,000).

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

The effect of the change in accounting policy for connection revenues and connection costs to the line items of the consolidated balance sheets and consolidated statements of profit and loss are summarised below:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Consolidated statements of profit and loss
Revenues	(509)	(973)	(2,368)
Cost of sales	704	475	909
Profit (loss) for the year from continuing operations	195	(498)	(1,459)
Net profit for the year	195	(498)	(1,459)
Consolidated balance sheets
Prepayments and accrued income	2,088	1,384	909
Total current assets	2,088	1,384	909
Total assets	2,088	1,384	909
Accumulated losses brought forward	(1,957)	(1,459)	—
Profit (loss) for the year attributable to equity holders	195	(498)	(1,459)
Total equity	(1,762)	(1,957)	(1,459)
Other current liabilities	3,850	3,341	2,368
Total liabilities	3,850	3,341	2,368
Total equity and liabilities	2,088	1,384	909
Effect on earnings per share
(expressed in US$ per common share)
—Basic, attributable to equity holders	0.00	(0.01)	(0.02)
—Diluted, attributable to equity holders	0.00	(0.01)	(0.02)

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

The effect of the adoption of IFRS 2 to the line items of the consolidated balance sheets and consolidated statements of profit and loss are summarised below:

	2005	2004	2003
	US$ ‘000	US$ ‘000	US$ ‘000
Consolidated statements of profit and loss
General and administrative expenses	(3,075)	(1,852)	(443)
Profit (loss) before tax	(3,075)	(1,852)	(443)
Profit (loss) for the year from continuing operations	(3,075)	(1,852)	(443)
Net profit for the year	(3,075)	(1,852)	(443)
Consolidated balance sheets
Share premium	462	—	—
Other reserves	4,910	2,297	445
Accumulated losses brought forward	(2,297)	(445)	(2)
Profit (loss) for the year attributable to equity holders	(3,075)	(1,852)	(443)
Effect on earnings per share
(expressed in US$ per common share)
—Basic, attributable to equity holders	(0.03)	(0.02)	(0.01)
—Diluted, attributable to equity holders	(0.03)	(0.02)	(0.01)

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

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (before unamortized financing fees)	418,035	77,098	242,847	550,338	1,288,318
Unpaid portion of license fees	48,760	71,592	22,926	56,211	199,489
Operating leases	10,084	10,789	9,016	14,840	44,729
Financial leases	258	528	223	—	1,009
Capital expenditure	92,042	44,741	—	—	136,783
Total	569,179	204,748	275,012	621,389	1,670,328

The following table summarizes our obligations under these contracts due by period as of December 31, 2004.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (before unamortized financing fees)	88,511	470,402	34,348	554,229	1,147,490
Unpaid portion of license fees	32,347	100,171	24,667	62,797	219,982
Operating leases	7,035	9,823	6,873	9,784	33,515
Financial leases	214	409	428	—	1,051
Capital expenditure	72,479	19,369	—	—	91,848
Total	200,586	600,174	66,316	626,810	1,493,886

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

Judy Tan, born 1971, joined Millicom in 1998. She was appointed to her current position in September 2005 and she also has a Group-wide operations role as Chief of Finance-Global Operations. Judy Tan qualified as a Certified Public Accountant with PricewaterhouseCoopers, Singapore and has an MBA from Imperial College, London.

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

	Common Stock		Total number of options(1)		Of which Options granted in 2005
Chairman of the Board of Directors	—		45,000		25,000
Other members of the Board of Directors	2,075,875	(2)	636,054		175,000
CEO	154,032		1,636,100	(3)	75,000
Other members of the senior management	631,559		645,241		203,100

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

Legal Proceedings

We are a party to various litigation or arbitration matters in almost each jurisdiction in which we operate, but in management’s opinion these matters will not, either singly or taken together, have a material negative impact on our financial position or operations.

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

The table below summarizes, as at December 31, 2005, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	10,740	2,916	321	321	163,439	537,599	715,336
Av Int rate	5.2%	4.7%	7.1%	7.1%	4.0%	10.0%	8.5%
Ghana	1,533	—	—	—	—	—	1,533
Guatemala	2,892	2,895	2,896	2,895	2,895	—	14,473
Honduras	247	247	247	247	123	—	1,111
Mauritius	43	48	38	9	—	—	138
MTSA (SEK)	315,359	—	—	—	—	—	315,359
Paktel	1,505	—	—	—	—	—	1,505
Paraguay	2,869	—	—	—	—	—	2,869
Senegal	5,411	—	—	—	7,194	—	12,605
Local currency	329,859	3,190	3,181	3,151	10,212	—	349,593
Av Int rate	5.2%	7.5%	7.5%	7.5%	7.8%	0.00%	5.3%
Total fixed rate	340,599	6,106	3,502	3,472	173,651	537,599	1,064,929
Floating rate:
US dollar	26,006	23,350	16,016	15,147	4,170	338	85,027
Av Int rate	6.9%	6.7%	6.3%	6.3%	4.7%	10.7%	6.5%
Honduras	961	961	961	961	553	—	4,397
Mauritius	3,882	881	518	—	—	—	5,281
Pakistan	31,629	5,367	5,367	2,952	—	—	45,315
Sri Lanka	3,749	5,091	5,141	5,198	—	—	19,179
Tanzania	4,269	3,622	—	—	—	—	7,891
Other	604	—	—	—	—	—	604
Local currency	45,094	15,922	11,987	9,111	553	—	82,667
Av Int rate	8.8%	10.5%	12.3%	12.4%	12.7%	0.0%	10.1%
Total floating rate	71,100	39,272	28,003	24,258	4,723	338	167,694
Total	411,699	45,378	31,505	27,730	178,374	537,937	1,232,623

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

We seek to protect our reported earnings from falling in U.S. dollar terms, from currency depreciation, by periodically adjusting our prices in local currency terms to reflect any such depreciation. In certain countries that experience very high inflation, we set our prices in direct relation to the U.S. dollar. However, there can be no assurance that a significant devaluation of a currency against the U.S. dollar can be offset, in whole or in part, by a corresponding price increase, even over the long term. For example, the devaluation of the currency in Paraguay in 2002 had an adverse effect on the results of our operations. For the years ended December 31, 2005, 2004 and 2003, we recorded an exchange gain and suffered exchange loses of $52,446,000, ($26,782,000) and ($45,649,000) respectively. In each year the main portion of the exchange gain (loss) related to the revaluation of the 5% Mandatory Exchangeable Notes which are denominated in Swedish Krona. To some extent, the broad mix of currencies in which we conduct our businesses and the geographic spread of our operations provide us with some measure of protection against specific exchange rate movements and reduces the overall sensitivity of our results to specific exchange rate fluctuations. We do not generally hedge our foreign currency exposure as it is considered that the cost of purchasing financial instruments outweighs the benefits derived.

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

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 yrs	Total
	(in thousands of US dollars, except percentages)
US dollar	36,746	26,265	16,337	15,468	167,609	537,937	800,362
Ghana	1,533	—	—	—	—	—	1,533
Guatemala	2,892	2,895	2,896	2,895	2,895	—	14,473
Honduras	1,208	1,208	1,208	1,208	676	—	5,508
MTSA (SEK)	315,359	—	—	—	—	—	315,359
Mauritius	3,925	930	556	9	—	—	5,420
Pakistan	33,134	5,367	5,367	2,952	—	—	46,820
Paraguay	2,869	—	—	—	—	—	2,869
Senegal	5,411	—	—	—	7,194	—	12,605
Sri Lanka	3,749	5,091	5,141	5,198	—	—	19,179
Tanzania	4,269	3,622	—	—	—	—	7,891
Other	604	—	—	—	—	—	604
Local currency	374,953	19,113	15,168	12,262	10,765	—	432,261
Total	411,699	45,378	31,505	27,730	178,374	537,937	1,232,623

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

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit and loss                                                                              Millicom International

For the years ended December 31, 2005, 2004 and 2003                                                                          Cellular S.A.

	Notes	2005	2004(i)	2003(i)
		US$ ‘000	US$ ‘000	US$ ‘000
Revenues	8, 29	1,083,669	917,492	640,363
Cost of sales	28, 29	(511,919)	(386,150)	(254,442)
Gross profit		571,750	531,342	385,921
Sales and marketing	27	(162,050)	(122,216)	(87,110)
General and administrative expenses	9, 27, 23, 28	(200,448)	(127,792)	(103,876)
Other operating expenses	9, 27, 28	(24,091)	(35,225)	(32,776)
Other operating income	16, 30	15,743	3,287	—
Gain (loss) from sale of subsidiaries and joint ventures, net	5	1,269	(2,207)	2,213
Operating profit		202,173	247,189	164,372
Valuation movement on investment securities	13	(63,356)	(127,158)	246,760
Gain on disposal of investment securities		—	193	—
Interest expense	26	(143,740)	(108,514)	(135,130)
Interest and other income		25,013	7,697	4,836
Other financial income(ii)		—	—	96,748
Fair value result on financial instruments	13, 16, 26	(5,297)	148,816	(84,578)
Exchange gain/(loss), net	26	52,446	(26,782)	(45,649)
Profit from associates	11	1,296	814	380
Profit before tax from continuing operations		68,535	142,255	247,739
Charge for taxes	31	(65,299)	(59,449)	(52,715)
Profit for the year from continuing operations		3,236	82,806	195,024
Profit/(loss) for the year from discontinued operations, net of tax	12	675	(125)	(3,408)
Net profit for the year		3,911	82,681	191,616
Attributable to:
Equity holders of the company		10,043	65,891	176,921
Minority interest		(6,132)	16,790	14,695
		3,911	82,681	191,616
Earnings per share for the year	32
(expressed in US$ per common share)
—Basic, for profit for the year attributable to equity holders		0.10	0.79	2.71
—Basic, for profit from continuing operations attributable to equity holders		0.09	0.79	2.76
—Diluted, for profit for the year attributable to equity holders		0.10	0.74	2.24
—Diluted, for profit from continuing operations attributable to equity holders		0.09	0.74	2.28

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

2.4 Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

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

Notes to the consolidated financial statements (Continued)                                                Millicom International

As of December 31, 2005, 2004 and 2003                                                                                                     Cellular S.A.

The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statement of profit and loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

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

(d)    Summary of reconciling effect

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