Form 20-F/A
period 2005-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2006-05-05
CIK 912958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 2)

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

Item 17 ☐   Item 18 ☒

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (“Amendment No. 2”) has been filed by Millicom International Cellular S.A. (the “Company’’) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed on May 1, 2006 (the “Original 20-F’’), as amended by Amendment No. 1 on Form 20-F/A filed on May 4, 2006. The purpose of this Amendment No. 2 is to file updated certifications pursuant to Exchange Act Rules 13a-14(a) and 13a-14(b) which speak as of the filing date of this Amendment No. 2. Except as specifically indicated, this Amendment No. 2 has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.

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

Dated: May 5, 2006
MILLICOM INTERNATIONAL CELLULAR S.A.
	By:	/s/ MARC BEULS
Name: Marc Beuls
Title: Chief Executive Officer
	By:	/s/ DAVID SACH
Name: David Sach
Title: Chief Financial Officer