Form 20-F
period 2006-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2007-04-20
CIK 912958

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

000-22828 Commission file number

MILLICOM INTERNATIONAL CELLULAR S.A.
(Exact name of Registrant as specified in its charter)

GRAND-DUCHY OF LUXEMBOURG
(Jurisdiction of incorporation or organization)

15 Rue Léon Laval, L-3372 Leudelange Grand-Duchy of Luxembourg
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act: None

        Securities registered or to be registered pursuant to Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, par value $1.50 per share

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

100,683,880 shares of Common Stock as of December 31, 2006

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒            No ☐

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

Yes ☒            No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

  •
  the success of business, operating and financing initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives, and local conditions; and

  •
  the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of the Company's investments, operations and alliances.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, the term the "Company" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand-Duchy of Luxembourg, and the term the "Group", "Millicom", "we", "us" or "our" refers to Millicom and its subsidiaries, joint ventures and affiliates. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Group's ownership interest in the licenses for such licensed area. The term "Attributable Subscribers" refers to 100% of subscribers in the Group's subsidiaries and the Group's percentage ownership of subscribers in each joint venture. Persons, population and pops data for 2006 and 2005 have been extracted from the "CIA—The World Factbook" for 2006 for countries where the license area covers the entire country except Guatemala where the population data for 2006 has been extracted from the National Institute of Statistics (INE). In addition, information on the countries in which Millicom operates has been extracted from the "CIA—The World Factbook" for 2006 with updates, where appropriate, from the U.S. Department of State's website. Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") and subscriber figures represent the total number of mobile subscribers of systems in which the Group has an ownership interest. In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish krona and references to "Euro" or "€" are to the Euro.

        As a foreign private issuer, the Company is exempt from the proxy rules of Section 14 under the Securities Act of 1934, as amended (the "Exchange Act"), and the reporting requirements of Section 16 under the Exchange Act.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable for Annual Report filing.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable for Annual Report filing.

ITEM 3.    KEY INFORMATION

Selected Financial Information

        The Group reports under International Financial Reporting Standards, as adopted by the European Union ("IFRS"). The following tables present comparative information under IFRS and U.S. generally accepted accounting principles ("U.S. GAAP"). For a reconciliation of our IFRS net profit and balance sheet to U.S. GAAP and a discussion of the principal differences between the accounting policies applied by us under IFRS and U.S. GAAP, please see Note 37 of the "Notes to the Consolidated Financial Statements".

        The following table sets forth summary financial data of the Group as of and for the years ended December 31, 2006, 2005, 2004, 2003, and 2002. The data are based upon the Group's audited consolidated balance sheets as of December 31, 2006, 2005, 2004, 2003 and 2002 and audited consolidated statements of profit and loss for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

        Unless otherwise indicated all financial data and discussions in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with IFRS
Profit and Loss Statement Data:
Revenues	1,576,100	922,780	665,579	420,052	348,393
Operating profit	441,288	275,369	173,275	86,467	65,302
Profit/(loss) for the period from continuing operations(1)	235,796	102,405	27,884	135,119	(389,450)
Net profit/(loss) attributable to equity holders for the period	168,947	10,277	65,891	176,921	(385,143)
Basic earnings (loss) from continuing operations per common share	$2.43	$0.98	$0.30	$2.13	$(6.51)
Basic earnings (loss) per common share	$1.68	$0.10	$0.79	$2.71	$(5.90)
Weighted average number of shares in basic computation (in thousands)(2)	100,361	98,803	83,335	65,312	65,272
Diluted earnings (loss) from continuing operations per common share	$2.41	$0.96	$0.28	$1.73	$(6.51)
Diluted earnings (loss) per common share	$1.67	$0.10	$0.73	$2.24	$(5.90)
Weighted average number of shares in diluted computation (in thousands)(2)	101,371	99,921	90,312	80,500	65,272
Dividends per share	—	—	—	—	—

	As of December 31,
	2006	2005	2004	2003	2002
	(in thousands of U.S. dollars)
Amounts in accordance with IFRS:
Balance Sheet Data:
Property, plant and equipment, net	1,267,159	671,774	575,649	487,695	456,320
Intangible assets, net	482,775	373,487	317,968	83,818	99,562
Financial assets at fair value through profit or loss	—	327,803	397,137	375,583	265,571
Investments in associates(3)	6,838	5,367	2,220	1,340	1,013
Total assets	3,320,994	2,559,656	2,046,213	1,522,949	1,203,119
Current liabilities	901,851	909,008	505,884	399,351	375,862
Non-current liabilities	1,442,716	1,070,140	1,259,892	1,182,207	1,098,783
Minority interest	77,514	34,179	43,351	26,571	23,733
Shareholders' equity/(deficit)	504,874	299,605	237,086	(85,180)	(295,259)

	Year Ended December 31,
	2006	2005	2004(7)	2003	2002
	(in thousands of U.S. dollars, except per share data)
Amounts in accordance with U.S. GAAP(6):
Profit and Loss Statement Data:
Revenues	1,967,785	1,090,237	709,159	190,979	158,255
Operating profit	593,627	310,589	172,258	(4,317)	(71,755)
Net profit (loss) for the period from continuing operations(1)	304,059	167,786	135,840	(108,404)	(352,274)
Net profit (loss) for the period	230,670	82,329	188,871	(50,357)	(322,563)
Basic earnings (loss) from continuing operations per common share	$3.03	$1.70	$1.63	$(1.66)	$(6.03)
Basic earnings (loss) per common share	$2.30	$0.83	$2.27	$(0.77)	$(4.94)
Weighted average number of shares in basic computation (in thousands)(2)	100,361	98,803	83,335	65,312	65,272
Diluted earnings (loss) from continuing operations per common share	$2.93	$1.68	$1.50	$(1.66)	$(6.03)
Diluted earnings (loss) per common share	$2.24	$0.82	$2.09	$(0.77)	$(4.94)
Weighted average number of shares in diluted computation (in thousands)(2)	107,108	99,921	90,312	65,312	65,272

	As of December 31,
	2006	2005	2004(7)	2003	2002
	(in thousands of U.S. dollars)
Amounts in accordance with U.S. GAAP(6):
Balance Sheet Data:
Property, plant and equipment, net	1,412,307	754,178	619,786	359,365	286,372
Intangible assets, net	598,703	492,843	382,497	131,482	55,562
Financial assets at fair value through profit or loss	—	327,803	397,137	375,583	265,571
Investments in associates	24,167	20,527	44,646	96,727	175,007
Total assets	3,682,590	2,842,460	2,237,561	1,508,987	1,133,721
Current liabilities	988,757	987,213	575,713	374,421	270,910
Non-current liabilities	1.525,904	1,151,061	1,296,870	1,173,075	1,033,743
Minority interest	284,646	180,786	103,598	27,870	23,733
Shareholders' equity/(deficit)	489,244	275,830	260,070	(68,201)	(286,575)

	As of and for Year Ended December 31,
	2006	2005	2004	2003	2002
Operating Data (unaudited)(4):
Total Subscribers:
Prepaid	14,069,319	7,037,877	4,414,635	3,413,035	2,694,348
Postpaid	876,126	473,388	432,978	417,745	337,684
Monthly churn (%)(5):
Prepaid	4.7	4.3	4.4	4.6	4.7
Postpaid	1.4	1.7	1.7	1.2	2.0

(1)
Under IFRS, Millicom Peru S.A.and Pakcom Limited, both divested in 2006; Paktel Limited, divested in 2007; Comvik International (Vietnam) A.B., the company that is a party to the Business Cooperation Contract in Vietnam that expired in May 2005; MIC Systems; Liberty Broadband Limited (formerly Tele2 (UK)); and Celcaribe S.A. have been shown as discontinued operations. Under U.S. GAAP, Millicom Peru S.A., Pakcom Limited, Paktel Limited, Comvik International (Vietnam) A.B., Millicom Argentina S.A., MIC Systems, Liberty Broadband Limited (formerly Tele2 (UK)), and Celcaribe S.A. have been reported as discontinued operations. A more complete description of discontinued operations is contained in Notes 6, and 37 of the "Notes to the Consolidated Financial Statements".

(2)
The average number of shares disclosed above has been adjusted for each year presented to reflect the reverse share split effected in February 2003, whereby three existing shares with a par value of $2 each were exchanged for one new share with a par value of $6 each; and the share split effected in February 2004, whereby one existing share with a par value of $6 each was exchanged for four new shares with a par value of $1.50 each. The average number of shares, which is calculated on a weighted average basis, does not include shares held by us that have no voting, dividend or other rights (654,852 shares as of December 31, 2005). These shares have been allocated to holders of stock options on January 18, 2006 upon the exercise of some of their stock options. There were no treasury shares as of December 31, 2006.

(3)
Investments in associates under IFRS represented as of December 31, 2006 and 2005, Navega.com S.A. and Metrored S.A.; as of December 31, 2004, 2003 and 2002, Navega.com S.A. See "Operating and Financial Review and Prospects—Results of Operations". Under U.S. GAAP, investments in associates also include Emtel Limited for all years presented, Telefonica Celular for

  2003 and 2002 and Cam GSM Company Limited, Millicom Argentina S.A., and Comunicaciones Celulares S.A. for 2002.

(4)
Operating data excludes discontinued operations.

(5)
We calculate churn rates by dividing the number of subscribers whose service is disconnected during a period, whether voluntarily or involuntarily (such as when a subscriber fails to pay a bill) by the average number of subscribers during the period. We believe that we apply conservative policies in calculating subscriber totals and the related churn rates. For example, Millicom counts a customer as a "subscriber" only when the customer has made a revenue-generating call within a 60-day period. Other operators with whom we compete generally use less restrictive definitions, such as labeling a "subscriber" a customer who has made a revenue-generating call within a 90- or 120-day period. Our conservative definitions may result in different churn rates and market share figures than if we used criteria employed by some other operators in calculating subscriber churn and market share.

(6)
As described in Note 37 of the "Notes to the Consolidated Financial Statements", under U.S. GAAP, we consolidated our investment in Great Universal, Inc. and Modern Holdings Incorporated from January 1, 2003 until disposed of in May 2006. The U.S. GAAP Selected Financial Data in the table above for the years ended December 31, 2006, 2005, 2004 and 2003 for the profit and loss data and as of December 31, 2006, 2005, 2004, and 2003 for the balance sheet data include the effect of their consolidation but for 2002 do not include the effect of their consolidation. See Note 37 of the "Notes to the Consolidated Financial Statements".

(7)
Millicom adopted FIN 46R (Financial Interpretation No. 46, revised 2003 "Consolidation of Variable Interest Entities") on March 31, 2004 for entities created prior to February 1, 2003 and, as a result, began consolidating its interest in the following Variable Interest Entities: (i) Cam GSM Company Limited, a joint venture of Millicom in Cambodia, (ii) Millicom Argentina S.A. (sold in September 2004), a former joint venture of Millicom in Argentina, (iii) Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala and (iv) from May 2005 Telefonica Celular, a joint venture of Millicom in Honduras.. The impact of adopting FIN 46R is disclosed in Note 37 to the Consolidated Financial Statements.

RISK FACTORS

        This report contains "forward-looking" statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such differences include those discussed below and elsewhere in this report. See "Forward Looking Statements".

Risks Relating to our Business

Emerging Markets Risks

        Most of the countries we operate in are politically unstable and this instability may negatively affect our revenues or ability to conduct our business locally.

        We offer mobile telephony services in 16 emerging markets in Central and South America, Africa and Asia. Most of the countries in which we operate are emerging economies and are, therefore, can be subject to much greater political and economic risk than developed countries. The governments of these 16 countries differ widely with respect to type of government, constitution, and stability. Most of these 16 countries lack mature legal and regulatory systems. Some of the countries in which we operate, particularly Chad, the Democratic Republic of Congo, Sri Lanka, and Colombia, are suffering from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in civil war in some countries, this risk being highest in Sri Lanka.

        The development of a modern telecommunications sector in Sri Lanka has suffered as a result of almost two decades of violent political conflict until early 2002, which conflict has again increased since early 2006 through a series of bomb attacks by the Tamil separatists followed by reaction of government forces. Although neither the government nor the Tamil separatists have yet withdrawn from the February 2002 Cease-Fire Agreement, the conflict continues to escalate and reached a new level recently when the Tamil separatists demonstrated for their air power capacity by bombing a government air force base located near the country's main international airport. As a result of these war-like occurrences, mainly in the north and east of Sri Lanka, mobile telephony operators, including our subsidiary Tigo (Pvt) Limited, have had to switch off telecommunication towers in the affected areas at regular intervals. This has hampered the development of mobile telephony throughout the country and negatively impacted mobile telephony operators, including Tigo (Pvt) Limited, by increasing costs to repair damaged equipment, diminishing revenues due to lower traffic, and limiting the growth of the network in the affected areas.

        Other countries in which we operate have only recently emerged from civil war and are attempting to rebuild their economies and governments, such as Sierra Leone and the Democratic Republic of Congo. As a result, we face several risks, ranging from the risk that our networks may be disrupted to the risk that we may have to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to conduct our local business as previously. Any of these events would adversely impact our revenues or results of operations.

        Most of the countries in which we operate have weak legal and telecommunications regulatory regimes and this creates risks for our operations.

        In order for our operations to provide mobile services, they must receive a license from the government of the country in which they operate. Our ability to operate is dependent on the licenses granted by the government of each country. These licenses generally allow our companies to operate for a number of years after which they are subject to renewal. To the extent that our operations depend on governmental approval and regulatory decisions, our local business may be adversely affected by changes in the political structure or government representatives in the relevant market. It is possible that a government could decide arbitrarily to revoke a license or impose new conditions that we do not agree with and may not get consulted about in advance. We may not always have access to efficient avenues for appeal and may have to accept arbitrary conditions imposed upon us. This would adversely impact our business and our revenues. Our sole recourse is often to the legal system of the relevant country, and the legal and court systems of most countries in which we operate tend not to be developed and are subject to political influence and other inherent uncertainties. It is therefore often difficult to obtain a rapid, fair and unbiased resolution of disagreements with governmental authorities.

        Even where we have other options, such as claiming compensation in arbitration for violations of a bilateral investment treaty, the process is lengthy and costly. Even when the outcome is successful, the enforcement of any award favorable to us would be a challenge.

        In the Democratic Republic of Congo, we are resisting the imposition of a $14,750,000 license transfer fee which, according to the authorities, is applicable to Oasis SPRL, our local operation, based on a ministerial decree dated July 29, 2005 issued jointly by the Ministry of Finance and the Ministry of Posts & Telecommunications. Ministerial decrees in the DRC become applicable upon their signature, even though they are often not published in the DRC official gazette several weeks or months later, which creates severe legal uncertainty. The July 29, 2005 ministerial decree was not published in the DRC official gazette until November 2005. Millicom acquired Oasis on September 13, 2005. The decree's wording is ambiguous and we believe it does not apply to Oasis, but the DRC authorities may not agree with our view. Oasis may also become liable for all or part of certain transfer fees or fines relating to changes that occurred in its shareholding structure prior to the sale of Oasis by the Orascom group to Millicom.

        In Cambodia, the Ministry of Posts & Telecommunications of Cambodia (MPTC) advised CamGSM on March 3, 2006 that it was increasing the revenue share associated with its license. CamGSM appealed the original sub-decree and on March 22, 2006 satisfactorily resolved this issue with the regulator. The revenue share and related taxes associated with the license have increased from around 28% to 36% of revenues, and should the ministry provide better terms to another operator in the future, the revenue share will be adjusted to match, in the spirit of a "most favored nations" clause. Also in Cambodia, the MPTC, who used to be both the monopolistic fixed-line operator and the telecommunications regulator, was separated into two different entities in 2006, a regulator still called MPTC, and an operating company called Telecom Cambodia. Starting in 2006, the MPTC, acting as regulator, issued several new licenses, bringing the total number of licenses issued in Cambodia to 13. Because of the large number of licenses, the MPTC is in the process of restructuring the spectrum to accommodate the new operators in the 1800 and 3G frequencies. CamGSM expects that changes to its currently allocated spectrum will be implemented in mid-2007. There is a risk that CamGSM may be allocated insufficient spectrum or that the spectrum it will receive may be inadequate, which would hinder its operations, increase its capital expenditures and negatively affect its revenues.

        Some of the countries have political regimes that do not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.

        This risk exists potentially in most of the countries in which we operate, but is higher in Central and South America, particularly in Bolivia. The government of President Evo Morales in Bolivia had initially declared that a nationalization of the telecommunications sector may be contemplated in connection with the government's decision to regain more control over the Bolivian economy, as shown by certain measures implemented in the oil & gas sector in 2005-6. We believe that nationalization of the telecommunications sector will probably not occur but that the Bolivian government will attempt to impose measures to lower tariffs offered to customers and improve the offer and availability of mobile telephony and other telecommunications services in isolated rural areas, or increased taxes on private foreign-owned business such as Telecel, our Bolivian operation, to increase government revenues. Measures like these may have the effect of increasing our network rollout costs and reducing the profitability of our Bolivian operation.

        Most of the countries in which we operate have volatile or underdeveloped economies which can impact our revenues.

        Most of the economies of the countries in which we operate have large informal sectors where a large percentage of the local population earns a living on a day-to-day basis and primarily spend their income on survival items such as food, housing and clothing, and have less income to spend on mobile telephony services. Therefore, downturns in the economies of any particular country or region in which we operate may adversely affect demand for our services, which would result in reduced revenues.

        Inflation in local economies may affect customers' ability to pay for our operations' services and may also adversely affect the development or stability of the mobile telephony market in those countries.

        Our operations are dependent on the health of the economies of the markets in which we operate. We offer our services in emerging market countries with economies at various stages of development or structural reform. Some of these countries have experienced high inflation rates historically, although in the recent years inflation rates in all countries where we operate have been relatively low, one of the highest being the 2006 inflation estimates for Sri Lanka, at 12.1%, and Ghana, at 10.9%. The economies of the emerging markets in which we operate are subject to rapid fluctuations in terms of consumer prices, employment or unemployment levels, gross domestic product, and interest and foreign exchange rates. These fluctuations affect the ability of customers to pay for our operations' services. In addition, these fluctuations affect the ability of the market to support our existing mobile telephone interests or any growth in mobile telephone operations. Also, periods of significant inflation in any of our markets adversely affect our costs and financial condition.

        Most of the countries where we operate lack infrastructure or have infrastructure in very poor condition and, particularly in Africa, have an insufficient electricity supply.

        With the exception of Mauritius, the countries in which we operate lack infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. The lack of infrastructure is particularly acute in countries recovering from civil wars, such as the Democratic Republic of Congo and Sierra Leone, and countries suffering from civil war-like events, such as Sri Lanka and Colombia. In general, the rural areas in each of our operations often lack even the most basic infrastructure, as any development tends to be concentrated in urban areas. This increases our network development costs in all of those countries.

        Mainly in Africa, with the exception of Mauritius, the electricity supply is insufficient due to the growth experienced in most of the countries where we operate. We therefore have to rely on diesel-powered generators that we source, install, maintain and refuel. In Chad and Sierra Leone, at March 31, 2007, close to 100% of our radio sites were powered by diesel-powered generators, and in the Democratic Republic of Congo it was the case for about 75% of our sites. This increases our costs and impacts the profitability of our African operations.

        Currency fluctuations or devaluations reduce the amount of profit and assets that we are able to report.

        Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the U.S. dollar and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports its results in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar reduces our profits while also reducing both our assets and liabilities. A relevant example is the devaluation of the Guarani in Paraguay in 2002 which had an adverse effect on the results of our operations. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars we receive is affected by fluctuations of exchange rates for such currencies against the U.S. dollar.

        We generally do not hedge our foreign currency exposure. Millicom had a net exchange gain of $5 million for the year ended December 31, 2006, excluding the exchange loss of $36 million on the 5%

Mandatory Exchangeable Notes which were settled in August 2006, compared to a loss of $5 million for the year ended December 31, 2005, excluding an exchange gain of $28 million on the 5% Mandatory Exchangeable Notes. These Notes were exchanged in their entirety in August 2006. There will be no further exchange gains and losses relating to these Notes.

        Most of our operations receive revenue denominated in the local currency of the venture's country of operation. In the future, any of the countries in which these operations are located may impose foreign exchange controls which will restrict our ability to receive funds from the operations.

        Most of the operations in which we have interests receive substantially all of their revenues in the currency of the countries in which they operate. We derive substantially all of our revenues through funds generated by our local operations and, therefore, we rely on their ability to transfer funds to the Company.

        Although there are foreign exchange controls in some of the countries in which our mobile telephone companies operate, none of these countries currently significantly restrict the ability of these operations to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies. Although we have so far experienced no major difficulty in obtaining permits to allow our operations to upstream cash directly or indirectly to the ultimate parent company of the Millicom group, this may not be the case in the future. Foreign exchange control restrictions may be introduced in countries where we operate or strengthened where such restrictions already exist, or other countries where we operate that do not currently have such restrictions may decide to impose them, in which cases the Company's ability to receive funds from the operations will subsequently be restricted, which will negatively impact the Company's revenues.

        In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effects of this are time delays in accumulating significant amounts of foreign currency and exchange risk.

        Our ability to reduce our foreign currency exposure may be limited by restrictions on borrowings in local currency.

        At the operations level, we seek to reduce our foreign exchange exposure through a policy of matching, as far as possible, cash inflows and outflows. Where possible and where it is financially viable, we borrow in local currency to help hedge against local currency net inflows. Our ability to reduce our foreign currency exchange exposure may be limited by restrictions on borrowings in local currency. As such, there is a risk that we may not be able to fund our local operation's capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency.

        We own our operations through holding companies in jurisdictions which may effect changes to their respective laws that may unfavorably affect our financial status or tax treatment.

        We hold the interests in our mobile telephone companies through our subsidiaries in various jurisdictions in and outside Luxembourg, mainly but not exclusively through holding companies incorporated in the Netherlands and the Netherlands Antilles. The laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends paid by our local operations and tax concessions we have obtained in certain of our countries of operation), foreign exchange controls, or other matters, are periodically subject to change. Any such change could have a material adverse effect on our financial affairs and on our ability to receive, or the tax treatment of, funds from our local operations.

        We are subject to foreign taxes in the countries in which we operate, which reduces amounts we receive from our operations or may increase our tax costs.

        Many of the foreign countries in which we operate have increasingly implemented new taxes or increased the rates of existing taxes applicable to corporations as a method of increasing government revenue. In addition, the provisions of new tax laws may prohibit us from passing these taxes on to our local customers. Consequently, any increase in taxes applicable to our local operating subsidiaries will reduce the amount of earnings they generate.

        Our failure to comply with worldwide laws and regulations could result in liabilities and sanctions and this would have a material adverse effect on our business.

        We are subject to several laws and regulations with worldwide application, including as promulgated by:

  •
  the Organization for Economic Cooperation and Development (OECD),

  •
  the European Union (EU), through directives that are either directly applicable or that get translated into the law of the country of incorporation,

  •
  the federal laws of the United States of America, including the securities laws thereof and the U.S. Foreign Corrupt Practices Act of 1997, and

  •
  the Grand-Duchy of Luxembourg, where the Company is incorporated.

        These laws and regulations impact where and how our business may be conducted. In addition, our shareholders, lenders, suppliers or other entities with which the Company and its operating subsidiaries conduct business may be subject to or seek to comply with these laws and regulations. Even though the Company has increased its compliance efforts, there is always a risk that non-compliance issues may arise with respect to the Company or its operating subsidiaries or any employee thereof. Any instances of non-compliance may result in consequences ranging from negative publicity and reputational damage to criminal and civil liability and the application of fines or disgorgement of profits to the Company on account of any of its employees or directors or the employees or directors of any of its operating subsidiaries. Any of the foregoing would have a negative impact on our business, financial condition or the results of operations.

Risks Related to our Operations and the Mobile Telephony Market

        We face intense competition in the mobile telephone operator market.

        Our mobile telephony operations face competition from other mobile telephone operators in the markets in which they operate, as well as fixed line operators in some markets.

        We expect that additional mobile telephony licenses will be granted in some of our existing markets. Moreover, additional licenses may be awarded in markets where we already face competition from other technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more mobile telephone operators than the market is likely to sustain. In addition, in some of our markets, our competitors may have a greater coverage area than us. The mobile telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area, accessibility of distribution and price. Many of our competitors have substantially greater capital resources than we do. Price competition is significant.

        In addition, new competitors, such as mobile and fixed line operators in developed markets that are able to leverage their existing networks may enter emerging markets. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants.

        There is also a risk that, as new competitors enter into our markets and price competition intensifies, our customers may move to another mobile telephone operator. This may result in our revenue declining, which would adversely affect our results of operations.

        Any failure by us to compete effectively or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers could have a material adverse effect on our revenues and overall results of operations.

        The mobile telephony market is heavily regulated.

        The licensing, construction, ownership and operation of mobile telephone networks, and the grant, maintenance and renewal of mobile telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets that we service. In addition, such matters and certain other aspects of mobile telephone operations, including rates charged to customers and the resale of mobile telephone services, may be subject to public utility regulation in the relevant market. Our operations also typically require governmental permits, including permits for the construction and operation of cell sites. We do not believe that compliance with these permit requirements generally has a material adverse effect on our company. However, we may become subject to claims or regulatory actions relating to any past or future non-compliance with permit requirements.

        Changes in the regulation of our activities, such as increased or decreased regulation affecting prices, the terms of interconnect arrangements with landline telephone networks or mobile operators or requirements for increased capital investments, may materially adversely affect us.

        Most of the countries in which we operate do not have universal service obligations and if such obligations were implemented the profitability of our operations may be negatively impacted.

        The purpose of universal service is to provide access to persons in non-urban areas and isolated areas with telephone and other telecommunications services by the telecommunications build-out in rural areas through subsidies. There is a telecommunications divide in all of the countries in which we operate in relation to access to telecommunications services (mobile, internet access, higher bandwidth telecommunication services) between urban and rural areas. When such services are available, they usually come at a significantly higher cost to the customer than in urban areas due to the lower population density in rural areas that are often hard to reach due to the lack of the most basic infrastructure, in particular roads and electricity. The goal of universal service is to promote the availability of quality services at fair, reasonable and affordable rates in all areas of the country, to increase access to advanced telecommunications services, and to enhance the availability of such services to all consumers, including those in isolated rural areas at rates that are reasonably comparable to those charged in urban areas. For instance, India has implemented a universal service obligation in its New Telecom Policy 1999 funded by telecommunications operators paying a part of their net earnings into the Universal Service Obligation Fund (USOF). We therefore believe that universal service obligations are a trend in telecommunications that will eventually become law in the countries in which we operate.

        To date, none of the emerging markets in which we operate in have universal service obligations. However, many countries require us to provide emergency call services and operator-assisted voice telephony services in this respect, which must be available to the user at any time and free of charge. Furthermore, in Honduras, the local congress is examining a draft law that would create a USOF to be funded by a tax imposed on all telecommunications operators in Honduras. The basis and amount of the tax are under discussion, but it is possible that it could be as high as 3% of net revenues. Any tax of this nature would have a negative impact of the profitability of our Honduran operation.

        We expect that most of the countries in which we operate that have not yet enacted laws providing for a universal service obligation will do so in the future. We believe this may have a negative impact on our profitability.

        We face substantial competition for obtaining, funding and renewing mobile telephone licenses.

        We may pursue new license opportunities within existing financial guidelines and group-wide synergy potential. In each market we face competition for licenses from major international telecommunications companies as well as from local competitors. While we typically try not to pay large amounts for mobile licenses, the competition for the granting or renewal of licenses is increasingly intense worldwide. As such, we anticipate that we might have to pay substantial license fees in certain markets, as well as meet specified network build out requirements. We may not be successful in obtaining or renewing any mobile telephone licenses or, if licenses are awarded, in obtaining those licenses on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we may not obtain such funding on satisfactory terms or at all.

        Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to incur substantial costs to replace our products.

        Fixed network and other system equipment used in the mobile telephone industry have a limited life and must be replaced frequently due to damage or as a result of ordinary wear and tear. In addition, substantial expansion of existing networks is required to remain competitive. We are building out networks mainly based on the GSM standard. We believe the GSM standard is most appropriate for our markets because it has the greatest availability of handsets with strong functionality and has relatively low repair and maintenance costs. As new technologies develop, such as third generation systems, including WiMAX, equipment may need to be replaced or upgraded or a mobile telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. To the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations.

        The mobile telephony sector may be forced to open up access to its spectrum which may create further competition.

        In line with the current trend in the European Union ("EU"), where the European Commission intends to change spectrum regulation in such a way that spectrum (900 Mhz and 1800 Mhz bands) formerly reserved exclusively for GSM operators would be opened to other uses, such as 3G, we could find that new competitors are given access to the spectrum bands we operate in. Among the markets that we operate in, we believe that the region most likely to follow the trends in EU telecommunications regulation is Africa. Although we do not believe such changes will occur in the near future, we believe EU telecoms regulatory developments are likely to impact telecom regulatory trends in other parts of the world, particularly in Africa. If such trends become law, our competitive position in the relevant countries may become adversely affected.

        If we cannot successfully develop and manage our networks and distribution, for example as a result of natural disasters, we will be unable to expand our subscriber base and will lose market share and revenues.

        Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks and distribution. The build-out of our networks and distribution is subject to risks and uncertainties which may delay the introduction of service and increase the cost of network construction. Such uncertainties may include natural disasters such as the tsunami in Sri Lanka (as occurred in late December 2004), the risk of hurricanes, volcanic activity and earthquakes in Central America, flooding in low-lying areas in Bolivia and Paraguay (as occurred in the first quarter of 2007) and in South-East Asia. Other risks include sabotage, which is an ongoing risk particularly in Colombia and Sri Lanka. To the extent we fail to expand our network and distribution capabilities on a timely basis, we may experience difficulty in expanding our subscriber base.

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

  •
  excellence in sales, marketing and distribution;

  •
  continued innovative product development;

  •
  continued development of financial and management controls and information technology systems;

  •
  implementation of adequate internal controls;

  •
  hiring and training of new personnel; and

  •
  coordination among our logistical, technical, accounting, legal and finance personnel.

        Our success will also depend on our ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in our markets is intense due to the small number of qualified individuals available in most of our markets. Our failure to successfully manage our growth and personnel needs would have a material negative effect on our business and results of operations.

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

        Current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the extensive publicity or possible resultant litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

        Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including aircraft guidance systems, automobile braking and steering systems (e.g., GPS), and civil and military radars. Although we expect that the actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks will not significantly adversely affect us, its actual impact is difficult to estimate. It may have the effect of reducing our subscriber growth rate, subscriber base or average use per subscriber, which would have a negative impact on the market price of our shares.

        If a link between electromagnetic or radio frequency emissions and adverse health concerns is demonstrated, government authorities will increase regulation of mobile handsets and base stations as a result of these health concerns. Mobile telephone operators and handset manufacturers, including us, would be held liable for all or part of the costs or damages associated with these concerns. Any such regulations, or any litigation brought by potential victims, would also have a materially adverse effect on our financial position and results of operations.

General Risks

        Our ability to generate cash depends on many factors beyond our control.

        Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditures or sell assets. This could impact the operating performance of our business.

        Our debt may have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

        As of December 31, 2006, Millicom's total consolidated indebtedness was $ 1,494 million. Of this amount, $710 million represented the Company's indebtedness and $784 million represented our consolidated share of the indebtedness of our subsidiaries and joint ventures.

        Corporate guarantees issued by the Company secured $189 million of the indebtedness of our operations at December 31, 2006. The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $516 million at December 31, 2006.

        In 2002, we experienced liquidity concerns resulting from our substantial indebtedness. Although we implemented a restructuring program that improved our liquidity by reducing our overall indebtedness and debt service obligations, we may incur additional indebtedness that may result in liquidity concerns or other negative consequences in the future. In January 2005 we issued 4% convertible bonds due 2010 for a total principal amount of $200 million. As of March 31, 2007, none of these bonds have been converted into Millicom common stock by the noteholders.

        If we substantially increase our level of indebtedness, it may have important negative consequences for us. For example, it may:

  •
  require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  increase our vulnerability to adverse general economic or industry conditions or the loss of significant operations;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

  •
  limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

  •
  restrict us from making strategic acquisitions or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and our other debt; and

  •
  place us at a competitive disadvantage compared to competitors who might have less debt.

        Restrictions imposed by the indentures governing our outstanding debt contain covenants that limit our ability to take certain actions.

        The indentures governing our outstanding debt contain various covenants that might limit our flexibility in operating our business. For example, these agreements impose restrictions on the ability of the Company and certain of its subsidiaries to, among other things:

  •
  borrow additional money;

  •
  pay dividends or make other distributions;

  •
  create liens;

  •
  sell assets;

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

        Our ability to receive funds from, and to exercise management control over, our operations can be dependent upon the consent of our partners who are not under our control. Disagreements or unfavorable terms in the agreements governing our joint ventures may adversely affect our operations.

        We participate in 16 mobile operations worldwide, including the following operations where we have local partners with sufficient minority rights to prevent us from having full control: Guatemala, Cambodia, Honduras and Mauritius. Our participation in each operation differs from market to market. Often our ability to withdraw funds, including dividends, from these operations and to exercise management control over our partners depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be negatively affected if disagreements develop with our partners.

        We rely upon dividends and other payments from our operations to generate the funds necessary to meet the Company's obligations, including the Company's debt obligations. The local operations are legally separate and distinct from the Company and have no obligation to pay amounts due with respect to the Company's obligations or to make funds available for such payments. Our local operations do not guarantee the Company's obligations. The ability of our operations to make such payments to the Company will be subject to, among other things, the availability of funds, the agreement of our partners, the terms of each operation's indebtedness and local law. The majority of our local operations have entered into financing facilities, most of which are guaranteed by the Company, many of which restrict and some of which prohibit the payment of dividends by those operations to the Company. Claims of creditors of our operations, including trade creditors, will generally have priority over our claims and the holders of our indebtedness.

        Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

        Investment AB Kinnevik our largest shareholder owned 37,835,438 shares in Millicom, representing 37.6% of the voting shares as at March 31, 2007. The Kinnevik group and its subsidiaries, the non-independent directors, the Stenbeck estate, and certain Stenbeck Trusts, beneficially owned 39,868,370 shares in Millicom, representing about 39.6% of Millicom's outstanding shares as at

March 31, 2007. Kinnevik and its affiliates, having a significant ownership in Millicom, have significant influence over our management and affairs. The influence that they have may not always be consistent with your interests.

        A substantial number of our directors hold positions with Investment AB Kinnevik ("Kinnevik") or Tele2 AB, which may present conflicts that may be resolved in a manner unfavorable to us.

        Four Millicom board members hold executive and/or director positions with Kinnevik and Tele2 AB, a pan-European telecommunications company offering fixed and mobile telephony. Tele2 AB is controlled by Kinnevik and certain of its affiliates. Furthermore, our Chairman used to be Chief Executive Officer of Kinnevik though he has not held an executive position with Kinnevik for over 10 years.

        These positions may create, or appear to create, potential conflicts of interest when these directors are faced with decisions that may have different implications for us, Kinnevik or Tele2 AB. There is a risk that these conflicts may ultimately be resolved in a manner unfavorable to us. Moreover, a portion of our directors' and officers' time is spent on matters relating to Kinnevik and Tele2 AB, and not on Millicom matters.

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

        Special U.S. tax rules apply to U.S. taxpayers who own stock in a "Passive Foreign Investment Company," or "PFIC". We may be or may become a PFIC. Our status under the PFIC rules for each year depends upon our income and assets from time to time during that year. If we make substantial investments in associated companies' securities and other "passive assets", this may create a risk that we are a PFIC or may become a PFIC in the future. If we are determined to be a PFIC, then shareholders who are U.S. persons under U.S. tax laws will be subject to specific unfavorable tax rules.

        The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

        We are incorporated under the laws of the Grand Duchy of Luxembourg (European Union). Most of our directors and executive officers are residents of countries other than the United States. Most or a substantial portion of our assets and those of most of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our Luxembourg counsel, Allen & Overy, that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, is not enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute.

ITEM 4.    INFORMATION ON THE COMPANY

Background

Overview

        We are a global mobile telecommunications operator with operations in some of the world's emerging markets over which we generally exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

        We have interests in 16 mobile operations in 16 countries (excluding Pakistan), focusing on emerging markets in Central America, South America, Africa and Asia. At December 31, 2006 we still owned a business in Pakistan whose sale was completed on February 13, 2007. This business has therefore been treated as a discontinued operation and excluded from most of the following discussion.

        At December 31, 2006, the countries (excluding Pakistan) where we had mobile operations had a combined population of approximately 278 million. This means that our licenses cover 278 million people, which represents the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total number of subscribers reached 14.9 million (12.8 million on attributable basis) at December 31, 2006.

        Our markets are attractive for mobile services due to their low degree of penetration of fixed and mobile telephony services. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is significant opportunity for further growth of mobile services in our markets due to the reduction in the cost of providing mobile services to the consumer and to rising disposable personal income levels.

Summary of Highlights and Recent Developments

        In January Millicom announced that its Board had received a high number of unsolicited approaches from parties interested in purchasing all of Millicom's outstanding share capital and had decided to conduct a review of strategic options. This strategic review process was terminated on July 3, 2006 when the Board decided to pursue a strategy of independence for the Company and to examine any further approaches on a case-by-case basis.

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

        On February 27, 2006, Millicom's subsidiary in Sri Lanka, Tigo (Pvt) Limited, extended the term of its mobile license in Sri Lanka until 2018 at a cost of approximately $4 million.

        On March 14, 2006, Millicom purchased the remaining 25% ownership interest of its local partner in Sentel GSM, its operation in Senegal in which Millicom now has a 100% ownership.

        In May 2006, Millicom completed the sale of its U.S. group of companies, including Millicom, Inc., Great Universal Incorporated and Modern Holdings Incorporated, realizing a net gain of $6 million.

        In June 2006 Millicom completed the sale of Pakcom Limited, its TDMA operation in Pakistan, to a company controlled by the Arfeen group, a group of local Pakistani investors, for a nominal amount. As part of this transaction, Millicom also transferred a 10% stake in Paktel Limited to a company controlled by the Arfeen group, reducing Millicom's ownership level in Paktel to 88.86%.

        On July 12, 2006, Millicom completed its acquisition of the remaining 4% ownership interest in Telecel Paraguay, its operation in Paraguay, raising Millicom's ownership level to 100%.

        On August 7, 2006, Millicom repaid its 5% Mandatory Exchangeable Notes by transferring to the noteholders its shares in Tele2 AB held by a wholly-owned subsidiary of Millicom.

        On August 31, 2006 Millicom was selected to become the strategic partner for Colombia Movil S.A. ESP, a mobile communications company in Colombia. The transaction was completed on October 2, 2006 when Millicom acquired 21.6 million new shares in Colombia Movil, representing a 50% plus 1 share controlling stake in the company for a consideration of $124 million. Colombia Movil has been fully consolidated as a Millicom subsidiary since October 2, 2006.

        By an agreement dated September 11, 2006 Millicom and the Rafsanjan Industrial Complex Islamic Cooperative Company ("RIC") mutually terminated their management contract in Iran. Millicom also informed RIC by letter dated November 20, 2006 that it renounced its right to exercise an option to obtain up to a 47% ownership interest in a joint stock company that was initially intended to be created jointly with RIC.

        On October 18, 2006, Millicom sold Millicom Peru S.A., its broadband business in Peru.

        After announcing its intention to exit Pakistan on November 13, 2006, Millicom signed, on January 21, 2007, an agreement to sell its 88.86% shareholding in Paktel Limited to China Mobile Communications Corporation. The transaction closed on February 13, 2007.

Strategy

        Our strategy is to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs and reloads, and better quality network and distribution. We believe that, given the low mobile penetration levels in our markets, we can continue to achieve significant growth in our subscriber base while continuing to improve our operating margins and cash flows by rolling out our tigo® brand across most of our operations and focusing on our triple "A" operating strategy:

  •
  Affordability—means the best value for money by offering competitive tariffs but more importantly by having low denomination prepaid reload terms so that our services are suitable for low-income customers. This is vital in order to increase penetration levels, the rate of Millicom's subscriber acquisition, and minutes of use. As of March 31, 2007, we offered e-PIN (electronic over the air reloads) in every market and per second billing in all but four countries (Laos, Chad, Colombia and Sri Lanka) where we plan to introduce it when the required conditions exist.

  •
  Accessibility—means making the purchase of minutes as easy as possibly by providing ready access to prepaid services, whether through scratch cards or e-PIN, which enables customers to top-up their prepaid minutes over the air. As at December 31, 2006 Millicom had approximately 250,000 distribution outlets, which we believe places us ahead of our competitors in providing greater accessibility to and visibility of our prepaid services.

  •
  Availability—means having an extensive network with sufficient capacity so that mobile services are readily available to our customers in as many locations as possible. Millicom has invested substantially in its networks installing GSM and more recently GPRS and EDGE and expanding these networks into rural as well as urban areas. As at March 31, 2007 we had a total of 6,000 base stations in our 16 countries of operation.

        Focusing on growth.    We believe there is a significant opportunity for further growth in our markets due to mostly low (below 50%) mobile penetration levels (with the exception of Colombia and Mauritius where penetration was 55% and 65%, respectively, at December 31, 2006) as many of our markets have high growth potential and substantial unmet demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We will continue to invest in our existing mobile operations, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in those of our operations where we still have minority partners, provided it is permitted under the terms of our license, through buy-outs of our partners when the opportunities arise. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines and provided there is group-wide synergy potential.

        Improving cost efficiencies and capturing synergies.    We continue to seek ways to further reduce our cost base by rationalizing our operations. We maintain a strict centralized cost control program across our operations which lowers our costs. In addition, we expect to realize additional synergies across our operations, such as sharing of information, human resources, best practices and technologies, and centralized negotiations of financing and supply contracts for network equipment.

        Benefit from migration to the GSM standard.    We have migrated all of our operations to GSM networks. The equipment costs relating to GSM have decreased significantly over the last few years. GSM has increased our revenues and returns by enabling us to introduce new value-added services and roaming services while lowering our infrastructure and maintenance costs. GSM also offers our customers greater choice of handsets at a lower cost with improved functionality.

        Introducing new technologies.    We will consider introducing new technologies in markets where demand is strong for the relevant technologies or products and where we believe they are likely to generate substantial incremental revenue. For instance, we are acquiring WiMAX licenses or spectrum in our countries of operation where they are available to ensure we can offer WiMAX-based services if and when our customers demand them and we are able to offer these services at reasonable prices.

        Sales, marketing and distribution.    We pursue a low-cost, innovative and high-impact approach to sales, marketing and distribution. Except in Central and South America, we do not provide handset subsidies for our prepaid subscribers. As a result, we typically have low overall subscriber acquisition costs. In addition, we are focused on strengthening our distribution footprint and expanding our mass-market customer reach by distributing prepaid cards through mass-market or retail outlets such as local convenience stores, newspaper stands, and street vendors.

        In 2005, we introduced e-PIN, a system that allows electronic airtime recharges. The main objective is to provide an easy to use mechanism for airtime distribution in order to complement the existing channels of distribution for prepaid cards.

        The main advantages of e-PIN are that:

  •
  Airtime can be given at any denomination (starting at very low amounts),

  •
  It facilitates distribution through new points of sale and peer-to-peer transfers of balances, and

  •
  It is a safe option for distribution as it eliminates the handling of physical inventory (prepaid cards), which reduces inventory costs.

        We believe that our focus on branded prepaid services helps us to expand our market share and reduces our operating costs. We focus our advertising on cost-effective promotions. Furthermore, we are in the process of rebranding almost all of our products under the tigo® brand.

Competitive Strengths

        We believe that our competitive strengths enable us to benefit from the increasing demand for the services provided by mobile operators in emerging markets. Our competitive strengths include:

        Established prepaid operator.    Our focus on prepaid mobile services for the mass market offers the advantage of lower subscriber acquisition and operating costs, which results in higher margins and a faster average payback time (on average, less than three months). In addition, prepaid customers allow us to eliminate customer bad debt issues and billing and collection costs. The introduction of prepaid mobile services has opened up the market for mobile services to customers who have previously been denied access to mobile service. Increased demand for prepaid mobile services is also arising from business users and those customers who purchase prepaid credits in order to control their telephone costs, creating a new segment of the market.

        Delivering profitable growth.    One of our key strengths is our ability to grow our businesses while enhancing our operating profitability. We have generally been able to acquire our licenses at low cost with minimum build-out requirements. We aim to achieve strong subscriber growth while decreasing subscriber acquisition costs through the creation of well-known perceived price leading brands. Additionally, we have developed an extensive distribution network at low cost that provides our customers with broad service coverage, further leveraging our brand names in most of our operations.

        Track record of innovation.    We believe that innovation is another key to our success. In nearly all of our markets, we were the first to launch branded prepaid mobile services which now predominate in our markets. We have been the first to focus on non-traditional distribution channels to increase our mass-market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced our sales and marketing costs. We have also introduced e-PIN and per second billing in most of our markets. We will offer WiMAX services in those countries where we have acquired WiMAX licenses if and when our customers demand these services and we are able to provide them at reasonable prices. Because we focus on prepaid services and low costs, we believe that we offer the best value proposition to the customer.

        Low operating costs and high capital efficiencies.    We establish services in markets that we believe offer high potential financial returns and substantial operational leverage. While we have always had a strategy to control costs, we initiated a stricter centralized cost reduction program for all of our operations in 2002 that we continue to apply today. We operate sizeable networks covering areas of the highest population density and business activity. Any further build-outs of our network infrastructure are demand-driven. In addition, our migration to GSM has lowered our investment per capacity minute with faster payback times. Historically, our operations have generated an operating profit before depreciation and amortization within 12 to 18 months of start-up.

        Integrated strategy.    We actively pursue the many synergies inherent in our multi-country operations and the increasing scale in our existing markets. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies; centralized negotiation of financing and of supply contracts for network equipment, and the rollout of a single brand, tigo®, to most of our operations. For example, our operations in Africa have been able to draw on the operational and managerial experiences and resources of our operations in Central and South America, which allows us to operate in Africa with a low cost base.

        Diversified operations.    We believe our 16 operations based in 16 countries on three continents provide a balance of established cash flow generation and high-growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency. For example, we have continued to grow our total subscriber base and operating profitability despite the expiry of our BCC contract in Vietnam in May 2005 and the divestiture of our operations in Peru and Pakistan, and without taking into account acquisitions of new businesses such as in Colombia and in the Democratic Republic of Congo.

        Highly skilled senior management.    We believe that our highly skilled 11 senior managers combine the extensive experience of senior managers from the telecommunications industry with experienced executives from the fast-moving consumer goods sector. Many of our senior executives have spent more than 10 years working in emerging markets and have demonstrated their ability to manage costs while managing rapidly growing businesses and starting up and successfully integrating new businesses, as has been the case recently in Colombia.

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

        Licenses are generally sought through a competitive application process in which the license is awarded on the merits of the application. We generally avoid cash auctions for mobile telephone licenses. In some cases, our operations pay royalties on revenue or income to governments, and all of our mobile operations pay interconnection fees to other telecommunications operators during the license period. Although the pursuit of mobile telephone licenses is usually highly competitive, our operating companies have been successful in obtaining licenses in preference to other license applicants, including major international telecommunications companies.

Management Structure

        The Millicom management team is led by Chief Executive Officer and President, Marc Beuls, who has overall responsibility for the business. Our Chief Financial Officer, David Sach, looks after the financial, administrative and accounting areas, and our Chief Operating Officer, Mikael Grahne, is responsible for managing and coordinating the day-to-day operations. Our Chief Technical Officer, Osmar Coronel, oversees the build-out and maintenance of our networks and our Head of Human Resources, John Tumelty, oversees the development of our employees, compensation and benefits and the recruitment of new talent.

        We operate in four major geographic regions of the world: Central America, South America, Africa and Asia. Mario Zanotti is the Head of Central America, and also manages our Colombian operation; Ricardo Maiztegui is the Head of South America; Iain Williams is a Co-Head of Africa overseeing Senegal, the Democratic Republic of Congo, Chad and Mauritius; Regis Romero is the other Co-Head of Africa responsible for Tanzania, Ghana and Sierra Leone; Judy Tan is a Co-Head of Asia managing Cambodia and Laos, but also has a Group-wide operations role supporting the Chief Operating Officer; and Won-Suck Song is the other Co-Head of Asia responsible for Sri Lanka and also managing the Group's sales and marketing activities. Each cluster manager reports directly to Millicom's Chief Operating Officer. We believe this structure allows us to maintain a high degree of coordination, cooperation and cross-sharing of information among the various cluster managers while providing a degree of regional responsibility that ensures quick and effective decision making.

The Industry

Mobile Telephone Industry Overview

        Mobile Telephone Technology.    Mobile telephone systems are capable of providing high quality, high capacity voice and data communications to and from hand-held radiotelephones. Mobile telephone systems are capable of handling thousands of calls simultaneously and providing service to hundreds of thousands of subscribers in any particular area.

        Mobile telephone technology is based upon the division of a given geographical area into a number of cells and the simultaneous use of radio channels in non-contiguous cells within the system. Each cell contains a low power transmitter/receiver at a base station that communicates by radio signal with mobile telephones in that cell. Each cell is connected by microwave or optical fiber to a central switching point or Mobile Switching Center (MSC or "switch") that controls the routing of calls and which, in turn, is connected to the public switched telephone network, if one exists, or to other mobile operators. It is the switch's mobility management function that allows mobile telephone users to move freely from cell to cell while continuing their calls through a process called hand-off.

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

        A mobile telephone system's capacity can be increased in various ways. Increasing demand may be satisfied, in the first instance, by adding available channel capacity to cells through the addition of extra transmitters. When all available channels are used, further growth can be accomplished through a process known as cell splitting. Cell splitting entails dividing a single cell into a number of smaller cells, through the construction of additional base stations, thereby allowing for greater channel reuse and hence increasing the number of calls that can be handled in a given area.

        Millicom uses mainly GSM technology in its operations that are GPRS and EDGE enabled. GSM is a digital standard for mobile telephone systems that countries have adopted as a common standard. GSM offers increased value-added services and enables transmissions to be made in encrypted form so that conversations cannot easily be intercepted. The GSM system allows subscribers to use their mobile telephones in any country where the GSM system has been adopted and where appropriate roaming agreements are implemented, providing increased mobility and flexibility. GSM systems have become ubiquitous worldwide.

        In the United States, a number of digital standards have been developed and are being deployed. One of them is Code Division Multiple Access (CDMA), which is also popular in South America and in the Asia-Pacific region. An enhanced version of CDMA is the technology used for the third generation mobile systems (3G) called WCDMA and CDMA2000 1X. What all third generation (3G) networks have in common is that they support high data bandwidth applications such as full motion video, video conferencing and full Internet access to mobile devices. Universal Mobile Telecommunications System (UMTS) is a type of 3G mobile technology which allows, besides voice and data, the delivery of audio and video to wireless devices anywhere through fixed, wireless and satellite systems.

        WiMAX stands for Worldwide Interoperability for Microwave Access and is a wireless industry coalition whose members organized to advance IEEE 802.16 standards for broadband wireless access (BWA) networks. WiMAX 802.16 technology is expected to enable multimedia applications with wireless connections. WiMAX also has a range of up to 30 miles, presenting provider networks with a viable wireless last mile solution.

        Competing Technologies.    Some niche technologies are available for certain services. One of these technologies consists of Trunking services that are also deployed using radio communications with a cell technology and allows mobility for the user, but do not provide full duplex communication among users. This limitation makes this service less desirable and this results in low competition as few operators use this technology. Another technology being deployed is "Push to talk" or "Push over Cellular" which utilizes the mobile telephony network capability of handling data to allow a service similar to Trunking but using more sophisticated mobile handsets. These services are complementary to mobile services and are usually deployed as an additional product within mobile services.

        Some other voice technologies, like VoIP (Voice over Internet Protocol), are becoming increasingly widespread. VoIP allows voice communication by sending data packages with voice encapsulated over data networks. These services are increasing their presence to compete with fixed-line services and international calls rather than with mobile telephony services.

        Operating Characteristics.    The mobile telephony industry is typically characterized by high fixed costs and low variable costs. Until technological limitations on total capacity are approached, additional mobile telephone system capacity can usually be added in increments that closely match demand and at less than the proportionate cost of the initial capacity. The industry is also seeing declining equipment prices in real terms. Once revenues exceed fixed costs, incremental revenues are expected to yield an increasing operating profit, giving mobile operators an incentive to stimulate and satisfy demand for their services in the market. The amount of profit, if any, under such circumstances is dependent on, among other things, prices and variable marketing costs, which, in turn, are affected by the amount and the extent of competition. As competition increases in markets, prices have fallen with the result that revenues and operating profits increase at a lower rate than subscriber growth. An illustration of this are the developments in the Pakistan market in 2005-2006, where a high number of operators relative to market size and fierce price competition drove prices down drastically, which was one of the factors leading Millicom to complete its exit from Pakistan in February 2007. Similar developments may occur in other markets where we operate, like Sri Lanka, where a fifth operator is due to start commercial operations in late 2007. In addition, as penetration rates increase, there is a tendency for a higher proportion of new subscribers to use prepaid services. Prepaid subscribers tend to have lower usage than credit subscribers, but the operating margin on prepaid is generally higher than with credit subscribers as the risk of customer bad debt is eliminated and there generally is no subsidizing of handsets.

        As these services are using radio spectrum, which are generally monitored and regulated by governments, the utilization of frequencies generally requires that appropriate licenses are obtained from pertinent authorities. The granting of licenses may involve significant fees, either paid as fixed upfront amounts or as variable charges.

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

        For developing countries, mobile telephone networks can represent a faster and more cost-effective method of expanding telecommunications infrastructure than traditional fixed-line networks. Fixed-line networks involve extensive outside infrastructure in the form of buried or overhead cable networks, while mobile telephone networks require less construction activities.

Competitive Position in the Market

        The following table shows certain estimated information regarding Millicom's competitive position in each of its markets as at December 31, 2006. This information was compiled based on interconnect activity on our own networks. Millicom operates in developing economies and markets and believes that the data research available in these countries is not always accurate, consistent or verifiable.

Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of Millicom in comparison to its competitors.

Estimated Rate of Market Share Ranking at December 31, 2006
Estimated Market Position at Less than 10%
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%		December 31, 2006(1)
Central America
El Salvador	—	Millicom América Móvil Telefónica	—	Digicel Intelfon	1 of 5
Guatemala	—	América Móvil Millicom	Telefónica	—	2 of 3
Honduras	Millicom	América Móvil	—	—	1 of 2
South America
Bolivia	—	Movil de Entel	Nueva Tel	—	2 of 3
Millicom
Colombia		América Móvil Telefónica	Millicom	Aventel	3 of 4
Paraguay	—	Millicom Telecom Italia	Vox	América Móvil	1 of 4
Africa
Chad	Celtel	Millicom	—	—	2 of 2
DR Congo		Vodacom Celtel	—	CCT Millicom	4 of 4
Ghana	MTN	Millicom	Ghana Telecom	Kasapa	2 of 4
Mauritius	Mauritius Telecom	Millicom	—	Mahanagar	2 of 3
Senegal	France Telecom	Millicom	—	—	2 of 2
Sierre Leone	Celtel	Comium	Africell Millicom	Datatel	4 of 5
Tanzania	—	Vodacom Celtel	Millicom	Zantel	3 of 4
Asia
Cambodia	Millicom	—	Shinawatra Casacom	Camtel	1 of 4
Lao People's Democratic Republic	Lao Telecom	—	ETL Millicom	LAT Skytel	3 of 5
Sri Lanka	Malaysia Telecom	—	Millicom Sri Lanka Telecom	Hutchison	2 of 4

(1)
Source: Millicom market share derived from active subscribers based on interconnect.

Operations

Description of operations

        Descriptions of each of our operations and other related businesses are provided below. The description of our mobile operations is divided into the following regions:

  Central America—Millicom's mobile operations comprise El Salvador, Guatemala and Honduras.

  South America—Millicom's mobile operations comprise Bolivia, Colombia and Paraguay.

  Africa—Millicom's mobile operations comprise Chad, Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

  Asia—Millicom's mobile operations comprise Cambodia, the Lao People's Democratic Republic and Sri Lanka. The sale of Millicom's operation in Pakistan was completed on February 13, 2007.

        The table below sets forth our revenue by geographical segment, in percent of total revenues, for the periods indicated.

	2006	2005	2004
Central America	51%	49%	46%
South America	20%	16%	18%
Africa	20%	22%	22%
Asia	9%	13%	14%
Total	100%	100%	100%

Subsidiaries and their Market Presence

        The following table shows certain information for each of Millicom's mobile operations as at December 31, 2006.

Market	Company Name	Ownership	Method of Consolidation(1)	Start-Up/Acquisition Date	Estimated Population of Area under License(2)	Mobile Penetration as of December 31, 2006(3)
		(percent)			(millions)	(percent)
Central America
El Salvador	Telemóvil El Salvador S.A.	100.0%	S	1993	7	42%
Guatemala	Comunicaciones Celulares S.A.	55.0%	JV	1990	13	49%
Honduras	Telefónica Cellular S.A.	66.7%	JV	1996	7	29%
South America
Bolivia	Telefónica Celular de Bolivia S.A.	100.0%	S	1991	9	29%
Colombia	Colombia Móvil S.A. ESP	50.0% +1 share	S	2006	44	55%
Paraguay	Telefónica Celular del Paraguay S.A.	100.0%	S	1992	6	43%
Africa
Chad	Millicom Tchad S.A.	87.5%	S	2004	10	5%
DR of Congo	Oasis S.P.R.L.	100.0%	S	2005	63	5%
Ghana	Millicom (Ghana) Limited	100.0%	S	1992	23	19%
Mauritius	Emtel Limited	50.0%	JV	1989	1	65%
Senegal	Sentel GSM S.A.	100.0%	S	1999	12	21%
Sierra Leone	Millicom (S.L.) Limited	100.0%	S	2001	6	5%
Tanzania	MIC (Tanzania) Limited	100.0%	S	1994	37	11%
Asia
Cambodia	Cam GSM Company Limited	58.4%	JV	1997	14	11%
Lao People's Democratic Rep	Millicom Lao Co. Ltd.	74.1%	S	2003	6	10%
Sri Lanka	Tigo (Pvt) Limited	100.0%	S	1989	20	18%
Grand Total					278

(1)
JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting in which only our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest are consolidated. Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, capital structure and voting protocols of the boards of director of the relevant entity, as well as the influence it has over day-to-day operations.

S
= Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

(2)
Source: The U.S. Central Intelligence Agency's "The World Factbook" for 2006, except with respect to the population data for Guatemala for which the source is the National Institute of Statistics of Guatemala (INE).

(3)
Source: Millicom. We derive penetration rates from estimates of the total active subscribers in the relevant market based on interconnect traffic.

Selected Operating Data

        The following table presents, at the dates and for the periods indicated, selected operating data for each of Millicom's mobile operations.

	As at December 31,
				Prepaid Subscribers as Percentage of Total Subscribers
	Total Subscribers
Market
	2006	2005	2004	2006	2005	2004
Central America
El Salvador	1,387,395	738,980	534,288	88%	80%	73%
Guatemala	2,223,059	1,164,050	672,734	95%	91%	86%
Honduras	1,553,713	834,096	490,014	94%	92%	87%
Subtotal Central America	5,164,167	2,737,126	1,697,036	93%	88%	82%
South America
Bolivia	936,374	645,418	414,088	97%	96%	95%
Colombia	2,120,284	—	—	85%	n/a	n/a
Paraguay	1,273,315	692,321	523,309	91%	86%	85%
Subtotal South America	4,329,973	1,337,739	937,397	89%	91%	89%
Africa
Chad	186,700	91,159	—	100%	100%	—
DR Congo	50,337	60,638	—	99%	100%	—
Ghana	1,211,904	448,838	277,045	100%	100%	99%
Mauritius	279,193	221,100	167,565	92%	91%	89%
Senegal	894,617	679,914	339,884	100%	100%	100%
Sierra Leone	42,055	29,606	33,409	100%	100%	100%
Tanzania	760,874	475,379	302,712	100%	100%	100%
Subtotal Africa	3,425,680	2,006,634	1,120,615	99%	99%	98%
Asia
Cambodia	1,075,162	773,608	609,704	99%	99%	99%
Lao People's Democratic Republic	87,228	76,728	40,315	100%	100%	100%
Sri Lanka	863,235	579,430	442,546	99%	99%	98%
Subtotal Asia	2,025,625	1,429,766	1,092,565	99%	99%	99%
Total	14,945,445	7,511,265	4,847,613	94%	94%	91%

CENTRAL AMERICA

        Central America consists of Millicom's mobile telephony in El Salvador, Guatemala and Honduras. Millicom Central America's licenses covered approximately 27 million people as at December 31, 2006.

El Salvador

        El Salvador's government system is a democratic republic. Following deterioration in the country's democratic institutions in the 1970s, a civil war took place between 1980 and 1992 and came to an end as the two opposing sides signed a peace accord. The current president, Elías Antonio Saca González of the right-wing Arena political party, was elected in 2004 for a five-year term ending on June 1, 2009. He recently re-affirmed his commitment to a political and economic reform agenda in El Salvador.

        In order to drive economic growth, the government of El Salvador continues to focus on opening new export markets, encouraging foreign investment and maintaining a tax regime that promotes corporate investment. Implementation of the Central America-Dominican Republic Free Trade Agreement, ratified by El Salvador in 2004, is viewed as a key policy to help achieve these objectives. El Salvador became a member of the World Trade Organization in 1995. As the country does not have control over its monetary policies following the adoption of the U.S. dollar in 2001, the government is committed to maintaining tight fiscal policies. The economy has grown significantly since the early 1990s but it is estimated that about 36% of the population remains under the poverty line. El Salvador had a population of about 7 million in mid-2006. The 2006 GDP real growth rate was estimated at 4% and GDP per capita at about $4,900.

        El Salvador's telecommunications market is among the most liberalized in Central America. In 1996, the government passed a telecommunications law designed to encourage competition in all areas of the sector and permitted foreign investment for the first time. The law governs all activities of the telecommunications sector, with particular emphasis on the regulation of the public telephony service, utilization of radio spectrum, access to essential resources and numbering plans. Since the sector privatization in 1998, foreign and local operators have made significant investments in infrastructure improvement. This has resulted in considerable growth in the number of mobile connections, partly as a result of the underdeveloped fixed-line network with waiting time for connections often running to several years. Mobile operators have capitalized on this by offering fast, high quality service with nationwide coverage.

        Millicom has a 100.0% equity interest in Telemóvil El Salvador, S.A. Millicom accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        Telemóvil launched its operations in 1993 and was the only mobile services provider until 1999. Since its entry into the market, Telemóvil has expanded its coverage of the main cities rapidly and remains the market leader. The full coverage GSM network was launched in August 2004. Services offered also include broadband internet, fixed wireless telephony and public telephony.

        In 2006 there were five mobile services providers in the country. Telefónica and Telecom (initially owned by France Telecom) entered the market in 1999 as the second and third mobile operator, respectively Digicel (privately owned) entered the market in 2001 with a GSM network as the fourth operator. Digicel was recently acquired by the Caribbean operator with the same name. América Móvil of Mexico acquired France Telecom's interest in Telecom in 2003. In October 2005 Intelfon (privately owned) entered the market as the fifth mobile operator, offering services based on the iDen push-to-talk technology. Intelfon has a negligible market share to date.

        Telemóvil's strategy is based on offering a combination of high quality network coverage and services and low prices. Leveraging Telemóvil's distribution capabilities through e-PIN and other electronic means further enhances this strategy. Telemóvil also aims to expand its value-added services and further strengthen its customer services operations.

        Telemóvil was initially awarded a 15-year mobile license in September 1991 which was subsequently extended until 2018. Telemóvil acquired WiMAX spectrum in 1998.

        Telemóvil operates a GSM/GPRS/EDGE network and a TDMA network. The GSM/GPRS/EDGE network was launched in August 2004. Telemóvil also provides international long-distance services, internet services and local telephony services.

        As at December 31, 2006, Telemóvil's GSM network comprised a total of 390 base stations with the capacity to handle a maximum of 1.5 million concurrent subscribers, and covered 87% of the total population.

Guatemala

        Guatemala's government system is a constitutional democratic republic. In 1996, peace accords were signed which brought an end to a 36-year civil war. Although Guatemala has completed a successful transition from military to civilian government, the military retains considerable political power. The president, Oscar Berger of the centre-right Gran Alianza Nacional political party, who came to power in January 2004, has managed to impose fiscal discipline and to advance important legislative reforms. His pro-business economic program encourages investor confidence, although the lack of a working majority in the legislature and tight public finances represent considerable challenges.

        Guatemala is the largest and most populous of the Central American countries with a population of about 13 million in mid-2006. The agricultural sector accounts for about one-quarter of GDP, two-fifths of exports, and half of the labor force. Ongoing challenges include increasing government revenues, negotiating further assistance from international donors, upgrading both government and private financial operations, curtailing drug trafficking, fighting corruption, and narrowing the trade deficit. Remittances from a large expatriate community that moved to the United States during the civil war have become an important source of foreign exchange. Overall economic outlook is positive given the government's anti-corruption and pro-business stance, which underpins investor confidence, and rising inflows of foreign direct investment. The extension of the European Union's generalized system of preferences, under which Guatemalan exports enjoy preferential access to EU markets, is expected to have a positive impact on the economy going forward. Guatemala joined the GATT in 1991 and became member of the World Trade Organisation in 1995. The distribution of income in Guatemala remains very unequal with 75% of the population living under the poverty line, mostly in rural areas. The 2006 GDP real growth rate is estimated to be 4% and GDP per capita was about $4,900.

        Between 1996 and 1998, Guatemala implemented a liberalization and privatization program. The General Telecommunications Law was passed in 1996 and opened the sector to competition with immediate effect, including the removal of all regulatory restrictions on prices and quality of service, and also prepared the ground for privatization of the incumbent operator Guatel, re-named Telgua, which took place in 1998. The law also created a regulatory authority, the Superintendencia de Telecomunicaciones (SIT), which is primarily responsible for the allocation of radio spectrum, resolving access disputes and administering the national numbering plan.

        Millicom has a 55% equity interest in Comunicaciones Celulares, S.A. (Comcel). The remaining 45% of the company is owned by Miffin Associates Corp., a Panamian company controlled by our local partner Mr. Mario David Lopez Estrada. Former shareholder Arkade International Inc., a Panamian company controlled by Mr. Rodrigo Eduardo Montealegre Mendiola, transferred its 50 shares in Comcel, representing 10% of the share capital, to B.V.I. company Camandy Telecom Inc. in June 2006, who in turn transferred the same to Miffin Associates Corp. in February 2007, raising Miffin's ownership level in Comcel from 35% to 45%. Millicom and Miffin jointly control Comcel. Millicom accounts for this operation as a joint venture, i.e. using the proportionate accounting method.

        Comcel was the first mobile operator in Guatemala when it launched commercial operations in 1990. The company enjoyed a monopoly position until 1999 when Telefónica and Telgua (owned by

América Móvil) entered the market as the second and third operators. In 2001, BellSouth of the U.S. entered the market as the fourth operator but Telefónica of Spain acquired BellSouth's operations in 2004. América Móvil offers an integrated telecommunications solution including fixed and mobile telephony, cable TV and internet services. Telefónica is one of Comcel's most challenging competitors. In March 2003 two additional mobile licenses were granted. One license was granted to Electrónica Industrial, S.A., which sold the usufruct of the spectrum to Comcel in November 2006. The other license was granted to Digicel Guatemala S.A., which as of March 30, 2007 had not launched commercial operations.

        Comcel operates a GSM/GPRS/EDGE network and a TDMA network. The GSM/GPRS/EDGE network was launched in August 2004. Comcel also provides international long-distance services, internet services and local telephony services.

        In January 1990, Comcel was awarded its initial 20-year license to operate a nationwide 800MHz network. In March 2003, Comcel was awarded a revised license to operate 10MHz of frequency for a period of 15 years until 2018. In August 1998, as validated in October 2001, the license to operate another 4MHz spectrum was awarded for the period until 2013. This license can then be extended for a further 15 years. Comcel acquired WiMAX spectrum in July 2006.

        At December 31, 2006 the GSM network comprised 879 base stations with the capacity to handle a maximum of over 2.2 million concurrent subscribers, and the network covered 76% of the total population.

Honduras

        Honduras' government system is a democratic constitutional republic. Since the regional peace process that took place in the late 1980s, democracy in Honduras has been strengthened. Presidential elections took place in November 2005, with the opposition candidate Manuel Zelaya Rosales of the Partido Liberal party being elected. The new government took office in January 2006 and is expected to maintain the prudent, broadly market-oriented policies of the previous leadership.

        Although GDP per capita in Honduras is one of the lowest in Latin America, it has increased since the 1990s and overall economic growth (as measured by real GDP) is higher than in many other countries in the region and was estimated at 5.2% in 2006. GDP per capita was estimated at $3,000 in 2006. Honduras continues to focus on pursuing the economic and reform program agreed with the International Monetary Fund (IMF) under the poverty reduction and growth facility in February 2004. Although no recent figures are available, it is estimated that between half and two-thirds of Hondurans lived below the poverty line in 2006. Honduras suffers from a very unequal distribution of income and massive unemployment As the country has met most of its macroeconomic targets, it has achieved debt relief under the IMF-World Bank's heavily indebted poor countries initiative. The United States is Honduras' largest trading partner. Honduras became a member of the US-Central America Free Trade Agreement in May 2004. The economy relies heavily on a narrow range of exports, notably bananas and coffee, making it vulnerable to natural disasters and shifts in commodity prices, but in recent years has experienced a rapid rise in exports of light manufacturers. Growth remains dependent on the economy of the U.S., its largest trading partner, and on reducing the high crime rate, as a means of attracting and maintaining investment. Honduras had a population of about 7 million in mid-2006.

        The Comisión Nacional de Telecomunicaciones (Conatel) was created in October 1995 as the national regulatory authority and reports directly to the Ministry of Telecommunications. It operates a licensing system for all telecommunication services in Honduras and is in charge of promoting the modernization and development of the sector by encouraging private investment, free competition and improved quality of service. Although Empresa Hondureña de Telecomunicaciones (Hondutel), the state-owned national incumbent operator, has monopoly over local and long-distance telephony services, the government has opened value-added services and mobile telephony to competition. Both mobile operators (Millicom's Celtel, the market leader, and Megatel, owned by América Móvil) have the right to carry international traffic for their own customer base.

        Millicom has a 66.67% equity interest in Celtel. The remaining 33.33% of Celtel is owned by Proempres Panama S.A., a privately-held company controlled by our local partners, Mr. Roberto Isaias Dassun and Mr. Antonio Tavel Otero. Millicom and Proempres entered into a revised shareholder agreement following the buy-out of a third shareholder, Motorola Inc. of the United States, in 2005, under which the two shareholders exercise joint control of Celtel. Millicom accounts for this operation as a joint venture, i.e., using the proportionate accounting method.

        Celtel launched commercial operations in 1996 as the first mobile operator in Honduras and today operates a GSM and CDMA network. Until late 2003, Celtel enjoyed a monopoly status in the mobile market, when Megatel entered the market with a GSM network as the second operator. A third mobile license has been issued to Hondutel but no operations have been launched to date.

        Celtel operates a GSM/GPRS/EDGE network and a CDMA network. The GSM/GPRS/EDGE network was launched in August 2004. Celtel also provides international long-distance services and local telephony services.

        In June 1996, Celtel was awarded a 10-year license to operate a nationwide mobile network for a price of US$5.1 million. The license was transformed into a 25-year license in March 2005 with an expiry date of June 2021 at a cost of US$4.8 million. Celtel has not yet acquired a WiMAX license.

        As at December 31, 2006 the GSM network comprised 488 base stations with the capacity to handle a maximum of 1.7 million concurrent subscribers and covered 74% of the total population.

SOUTH AMERICA

        Millicom's mobile operations in South America are located in Bolivia, Colombia and Paraguay. Our South American licenses covered approximately 59 million people as at December 31, 2006.

Bolivia

        Bolivia's system of government is a Unitary Democratic Republic. The government has pursued an economic and social reform agenda since the early 1990s. Democratic civilian rule was established in 1982, but leaders have faced difficult problems of deep-seated poverty, social unrest, and illegal drug production. In December 2005 Bolivians elected Movement Toward Socialism leader Evo Morales as president by the widest margin of any leader since the restoration of civilian rule in 1982, after he ran on a promise to change the country's traditional political class and empower the nation's poor majority. However, since taking office, his controversial strategies have exacerbated racial and economic tensions between the Amerindian populations of the Andean west and the non-indigenous communities of the eastern lowlands. In 2005, the government passed a controversial natural gas law that imposed on the oil and gas firms significantly higher taxes and required production firms to sign new operating contracts, which were completed in October 2006. Bolivian officials are in the process of revamping the defunct state-owned oil company and acquiring majority ownership of five gas production, transportation, refining, and storage companies. The Morales administration has indicated plans to increase state control over other sectors as well, including mining, electricity, telecommunications, transportation, and forestry. French company Suez exited the water sector in Bolivia after the government issued a decree canceling its water concession.

        Bolivia's GDP per capita was estimated to be $3,000 in 2006. Economic reforms in the 1990s, including privatization of the main industries, resulted in an average real GDP growth rate of approximately 4% per annum slowing down thereafter. The GDP real growth rate in 2006 was estimated to be above 3%, lower than in the 1990s. About 64% of Bolivians continued to live below the poverty line in 2006. Bolivia is a beneficiary of the World Bank and the IMF's initiative for heavily indebted poor countries. Bolivia's fiscal position has improved in recent years, and the country had a record 6% fiscal surplus for 2006. In 2005, the G8 announced a $2 billion debt-forgiveness plan over the next few decades. The International Monetary Fund and the World Bank forgave a total of approximately $1.8 billion of Bolivian debt in 2006 that has helped reduce fiscal pressures on the government. Oil and gas, mining, smelting, food and beverages, tobacco and clothing are the most important industries in Bolivia. The country became member of the World Trade Organization in 1995 and is a member of Mercosur (the Southern Common Market with Argentina, Brazil, Paraguay and Uruguay). Bolivia had a population of about 9 million in mid-2006.

        The Superintendence of Telecommunications (Sittel) is part of the Sirese system, an autonomous government agency responsible for regulating the five basic utility sectors: telecommunications, electricity, transport, oil and gas and water. Sittel is responsible for implementing the 1995 Telecommunications Law and other decrees and regulations and is in charge of the granting of telecommunications licenses and concessions, the setting of some rates and the supervision of monopolistic practices in the telecommunications sector. All services within the Bolivian telecommunications market have been opened up to competition following the market liberalization in 2001.

        Millicom has a 100% equity interest in Telecel. In addition to offering mobile services on a nationwide basis, Telecel offers limited long-distance fixed-line telecommunication services. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

        Telecel launched commercial operations in 1991 through an offering of analogue mobile services in Bolivia's three main cities of La Paz, Santa Cruz and Cochabamba. In 1997, the network was extended to the rest of the country. At that time, the government of Bolivia privatized the national incumbent fixed-line operator, Entel, by selling a 50.9% stake to Telecom Italia and allowing it to launch a mobile network. At this time the Calling Party Pays system was introduced in Bolivia. Telecel introduced the first prepaid mobile telephony offering in Bolivia at the end of 1996 and launched digital services through its TDMA network in 1997.

        Telecel started offering nationwide GSM services in December 2005. As such, it was the last remaining operation in the Millicom group to adopt this technology platform. At December 31, 2006, the total number of GSM subscribers was about 326,419.

        From 1991 to 1996 Telecel was the only mobile operator in Bolivia. Móvil de Entel, the mobile subsidiary of incumbent operator Entel, launched its mobile services in 1996 and in 2001 NuevaTel (a joint venture, now 72% owned by Trilogy International Partners of the U.S., and 28% by Cooperative of Telecomunications Cochabamba, one of Bolivia's largest telecommunication co-operatives) entered the market with a GSM network. By 2002, Móvil de Entel also started offering heavily subsidised GSM services. Consequently, Móvil de Entel became the leading operator in terms of subscriber numbers. In December 2005 Telecel introduced tigo® with its new GSM network and at the end of 2006 Telecel had consolidated its own position as the second operator in the Bolivian market. Telecel's new GSM services use tigo® to clearly distinguish them from the company's TDMA offerings.

        Telecel was awarded a 20-year license in 1990 to operate a mobile network in Bolivia's three main cities (La Paz, Santa Cruz and Cochabamba). The license was extended in 1995 and will expire in November 2015. Telecel's license was extended in 1997 to cover the rest of the country for a period of 20 years. In December 2002, Telecel was also awarded a 40-year license to provide fixed-line long-distance telecommunication services in Bolivia. This license is mainly used to carry Telecel's mobile traffic. In May 2006 Telecel was awarded a 40-year data concession to provide WiMAX services in Bolivia.

        At December 31, 2006, Telecel's GPRS/EDGE-enabled GSM network comprised 198 base stations with the capacity to handle a maximum of 1.3 million subscribers. Telecel's customer base reached

936,374 subscribers at the end of 2006. At the end of 2006 the network covered 62% of Bolivia's population.

Colombia

        Colombia's system of government is a constitutional republic. The president of the Republic of Colombia is Mr. Alvaro Uribe who has been in office since August 2002 and was re-elected for another 4-year term in May 2006. A 40-year conflict between government forces and anti-government insurgent groups and illegal paramilitary groups, both heavily funded by the drug trade, escalated during the 1990s. The insurgents lack the military or popular support necessary to overthrow the government and violence has been decreasing since about 2002 but insurgents continue attacks against civilians and large parts of the countryside are under guerrilla influence. Most paramilitary members have demobilized since 2002 in an ongoing peace process, although their commitment to ceasing illicit activity is unclear. President Alvaro Uribe has stepped up efforts to reassert government control throughout the country. However, neighboring countries worry about the violence spilling over their borders.

        Colombia's population was estimated at 44 million in mid-2006. Colombia's economy has experienced positive growth in over the past three years despite a serious armed conflict. The economy continues to improve in part because of austere government budgets, focused efforts to reduce public debt levels, an export-oriented growth strategy, an improved security situation in the country, and high commodity prices. Ongoing economic problems range from reforming the pension system to reducing high unemployment, and to achieving congressional passage of a fiscal transfer reform. New exploration is needed to offset declining oil production. International and domestic financial analysts note with concern the growing central government deficit, which hovers at 5% of GDP. However, the government's economic policy and democratic security strategy have engendered a growing sense of confidence in the economy, particularly within the business sector.

        In October 2006, Millicom acquired 50% plus one share of the share capital of Colombia Móvíl S.A. ESP for a price $124.1 million, representing an Enterprise Value of about $472.2 million. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        EPM Telecomunicaciones S.A. ESP, a company owned and controlled by the municipality of Medellín, and Empresa de Telecomunicaciones de Bogotà ETB, a company owned and controlled by the municipality of Bogotà, each own 24.99% of the share capital of Colombia Móvil. Emtelco (a subsidiary of EPM), Colvatel (a subsidiary of ETB) and Empresa Aguas del Oriente Antioqueño (a subsidiary of EPM) each own one share in Colombia Móvil in order to comply with the minimum legal requirement of five shareholders.

        Mobile telephony was introduced in Colombia in 1993. The country was divided into three zones, with two licenses per zone, in band A and B in the 850 Mhz frequency band. Millicom operated in the northern zone of Colombia through a subsidiary called Celcaribe S.A. from 1993 to 2001 when it sold the business to América Móvil. After an initial period with six regional mobile players, the industry went through a consolidation process and today there are four mobile companies: Movistar, belonging to the Telefónica group, Comcel belonging to América Móvil, Avantel, a digital trunking operator (privately owned) and Colombia Móvil, majority-owned by Millicom.

        Colombia Móvil S.A. ESP was awarded three licenses in February 2003 to offer Personal Communications System (PCS) services in the three zones, covering all of Colombia. The PCS licenses each have a term of 10 years and allow Colombia Móvil to offer voice, data and video services without additional license requirement for value-added services. Additionally, Colombia Móvil has one license for offering carrier services (bearer), with a term of 10 years, extendable for 10 more years. Colombia Móvil S.A. ESP is operating in Colombia with GSM/GPRS technology, on the 1900 MHz band, with 30 MHz of spectrum. Colombia Móvil does not have a WiMAX license.

        Colombia Móvil's license required it to float up to 17.6% of its share capital as part of an initial public offering on the Bogotà stock exchange. During February 2007, an offer of shares was made to the public but, as the minimal acceptance thresholds were not achieved, no new shares were issued to the public. This license requirement has now been fully satisfied.

        Colombia is a "calling party pays" country. Interconnection is mandatory and it cannot be interrupted without previous permission from the regulator. Colombia Móvil has fully operational interconnection agreements for voice and SMS services with two of the other mobile operators and is considering the interconnection conditions for other data services, such as MMS.

        The Communications Ministry manages the radio electric spectrum and in addition there is a regulatory entity known as the Telecommunications Regulatory Commission (CRT), which is in charge of issuing and controlling the regulatory framework applicable to the industry.

        The Colombian telecommunications market is very competitive with about 30 fixed local operators, two mobile operators, one mobile PCS, one digital trunking and three long distance operators, which are owned by private and public shareholders. Colombia Móvil has interconnection with all fixed operators through direct or indirect agreements. Interconnection charges have been commercially agreed or imposed by regulation. Mobile operators mutually pay interconnection charges for call termination. As at December 31, 2006, Colombia Móvil had a market share of approximately 7.8%.

        Colombia Móvil rebranded and redesigned its services using tigo® in the last quarter of 2006 and is the newest in the market while the other mobile operators have been in operation since 2004. The country has an estimate of 23 million active mobile subscribers reaching a penetration of 53%, most of which are using prepaid.

        As at December 31, 2006, Colombia Móvil's network comprised 1569 radio base stations with the capacity to handle a maximum of 2.6 million concurrent subscribers. The network covered 74% of the total population at the end of 2006. The network is GSM/GPRS enabled and EDGE is in the process of being implemented.

Paraguay

        Paraguay's governmental system is a Constitutional Republic. The 35-year military dictatorship of Alfredo Stroessner was overthrown in 1989 and, despite a marked increase in political infighting in recent years, relatively free and regular presidential elections have been held since then. President Nicanor Duarte Frutos of the ruling Partido Colorado political party has overseen a period of economic recovery and greater stability of public finances since taking office in 2003. Presidential elections are due to take place in 2008 with the current President Mr. Frutos fighting to change the constitution in order to be able to stand for re-election.

        Paraguay has a market economy characterized by a large informal sector. Soya and other agricultural products as well as meat are being exported to Europe and China, this, together with royalties from Itaipu (the largest hydro-electric power plant worldwide) and remittances from Paraguayans living abroad, represent the main income sources. On a per capita basis, real income has stagnated at 1980 levels. Most observers attribute Paraguay's poor economic performance to political uncertainty, corruption, lack of progress on structural reform, substantial internal and external debt, and deficient infrastructure. A large proportion of the population derives their living from agricultural activity, often on a subsistence basis. It is estimated that about 32% of the population continued to live below the poverty line in 2006. During the 1990s, the average annual growth rate in GDP per capita was negative with growth of only 0.5% between 1990 and 1995. 2003 per capita GDP was about the same as in 1976 and 2006 GDP per capita is estimated to be $4,700. The economy has regained growth momentum since 2003 under the Duarte Frutos administration. The 2006 GDP real growth rate was estimated above 3%. The government has obtained support from the international financial institutions for more time to implement structural reforms, while gaining economic management support from more international financial institutions. Paraguay had a population estimated at about 6 million in mid-2006.

        The Telecommunications Law of 1995 was aimed at liberalizing the sector through the creation of the Comisión Nacional de Telecomunicaciones (Conatel), the regulatory authority of the telecommunications sector. Although the law succeeded in opening up the mobile and value-added sectors, including the internet service provider market, state-owned incumbent Copaco has retained its monopoly position in the fixed-line and international calls market. This monopoly remains and there are no signs of liberalization at least until 2008 after presidential elections.

        Telecel Paraguay is 100%-owned by Millicom and started operations in 1992. It primarily operates a GSM network which is GPRS / EDGE enabled. Telecel also operates the largest broadband wireless network with WiMAX in Paraguay and was the market leader in the Paraguayan broadband market in 2006.

        Until 1998, Telecel enjoyed a monopoly position in the mobile market when Personal (owned by Telecom Italia) entered the market as the second operator. In 1999, Vox (a joint venture between KDDI Corporation of Japan and Mr. Toyotosi, a local businessman) entered the market with a GSM network as the third operator. Hutchison Whampoa-owned Porthable entered the market as the fourth mobile operator in 2001, followed in 2005 by América Móvil who acquired Porthable, re-named CTI, from Hutchison Whampoa.

        Telecel was awarded a 10-year license for an 800MHz network in 1991, which was renewed in October 2001 until October 2006, when the license was again renewed until 2011. In 1997, Telecel was awarded a 1900MHz PCS license which expires in November 2007. This license is renewable for successive five-year periods. The Wireless Local Loop and data transmission licenses were awarded in 1999, renewed in 2005 and 2004 and will expire in 2010 and 2009, respectively.

        During 2006, Telecel launched per second billing and low denominations for balance recharges. As at December 31, 2006, Telecel's number of customers reached 1,273,315. Telecel's network comprised 201 base stations, with the capacity to handle a maximum of 1.5 million subscribers, and covered 80% of the total population.

AFRICA

        Millicom's Africa cluster consists of its mobile operations in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania. Our African licenses covered approximately 152 million people as at December 31, 2006.

Chad

        Chad's government system is a unitary republic based on the amended constitution of June 2005. The country endured three decades of civil war as well as an invasion by Libya before peace was restored in 1990. The government finally drafted a democratic constitution and held flawed presidential elections in 1996 and 2001. In 1998, a rebellion broke out in northern Chad, which continues to sporadically flare up despite several peace agreements between the government and the rebels. In 2005 new rebel groups emerged in western Sudan (Darfur) and have made probing attacks into eastern Chad. Power remains in the hands of an ethnic minority. In June 2005, President Idriss Déby held a referendum successfully removing constitutional term limits. In April 2006 an attempted coup against Mr. Déby's government was defeated. In May 2006, Mr. Déby was re-elected president for a five-year term. At the time of the election, the country was facing a growing conflict with Sudan, high unemployment, and a growing insurgency fueled by deserting members of the Chadian military and the United Front for Democratic Change rebel group.

        Chad's primarily agricultural economy continues to be supported by major oil and gas projects which started in 2000. Over 80% of the country's population relies on subsistence farming and livestock for its livelihood. Chad's economy has long been handicapped by its landlocked position, high energy costs, and a history of instability. Chad relies on foreign assistance and foreign capital for most public and private sector investment projects. A consortium led by two U.S. companies has been investing $3.7 billion to develop oil reserves, estimated at 1 billion barrels, in southern Chad. The nation's total oil reserves has been estimated to be 2 billion barrels. Although cotton, cattle, gum arabic are important commodities produced for export in Chad, around 97% of the country's exports are derived from the oil and gas industry. Chad started exporting oil in 2004. Following the resumption of IMF assistance in early 2005, a new poverty reduction and strategy paper has begun to broadly shape future economic policy. Poverty remains a key issue in Chad with approximately 80% of the population living below the poverty line in 2006, and a 2006 GDP per capita estimated at $1,500. GDP growth in 2006 was estimated at 7%. Chad became a member of the World Trade Organization in 1996. Chad had a population of about 10 million in mid-2006 and had about 400,000 refugees from Sudan (Darfur) and Central Africa on its soil.

        The Ministry of Posts & Telecommunications was responsible for regulation of the telecoms sector until the Telecommunications Act was passed in 1998. The enactment of the law paved the way for the creation of a new regulatory authority, the Office Tchadien de Régulation des Télécommunications (OTRT), in 2000. In the same year, the Société des Télécommunications du Tchad (Sotel Tchad) was established to operate basic fixed-line telephony services in the country during a five-year exclusivity period. The amount of fixed telephone lines installed was estimated at 13,000 in 2004. The government is considering a partial privatization of Sotel Tchad although no timetable has yet been set.

        Millicom has an 87.5% equity interest in Millicom Tchad. The remaining 12.5% of the company is owned by a local business man, Mr. David Abtour. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

        Celtel Tchad, in which Kuwait-based MTC is the 80% majority shareholder, is the only other mobile operator in Chad.

        Millicom Tchad launched commercial operations in the capital city, N'Djamena, in October 2005. The company offers tigo®-branded prepaid services over its GSM network and services include GPRS, EDGE, MMS and e-PIN and has an international gateway. In November 2004, Millicom Tchad was awarded a 10-year license to operate a nationwide GSM network in Chad. The company's license was amended in July 2005 to allow for international gateway operations. Millicom Tchad does not have a WiMAX license because no such licenses have yet been issued in Chad.

        As at December 31, 2006, Millicom Tchad's GSM network comprised 54 base stations with the capacity to handle a maximum of 250,000 concurrent subscribers and the network covered 20% of the total population.

Democratic Republic of Congo (DRC)

        The DRC's government system is a unitary republic. Following the withdrawal of Rwandan forces from eastern DRC in 2002, the Pretoria Accord was signed by all relevant parties to end four years of regional war involving Angola, Chad, Namibia, Sudan and Zimbabwe supporting the Congolese regime being challenged by Rwanda and Uganda. A transitional government was set up in July 2003 with Joseph Kabila. He was joined by four vice-presidents representing the former government, former rebel groups and the political opposition. New elections had been due by June 2005 after a transition period of two years. The transitional government held a successful constitutional referendum in December 2005 and elections considered generally free and fair for the presidency, National Assembly, and provincial legislatures in 2006. These were the first democratic elections in about 40 years, since the election of Patrice Lumumba, Congo's first ever elected head of state. President Kabila was inaugurated president in December 2006. Provincial assemblies were constituted in early 2007, and elected governors and national senators in January 2007.

        The economy of the DRC, a nation endowed with vast potential wealth, has declined drastically since the mid-1980s. The war, which began in August 1998, dramatically reduced national output and government revenue, increased external debt, and resulted in the deaths of about 3.5 million people from violence, famine, and disease. Foreign businesses curtailed operations due to uncertainty about the outcome of the conflict, lack of infrastructure, and the difficult operating environment. Conditions improved in late 2002 with the withdrawal of a large portion of the invading foreign troops. The transitional government has reopened relations with international financial institutions and international donors, and President Kabila has begun implementing reforms. Much economic activity lies outside the GDP data. Economic stability improved in 2003-06, although an uncertain legal framework, corruption, and a lack of openness in government policy continues to hamper growth. In 2005-06, renewed activity in the mining sector, the source of most exports, boosted the government's fiscal position and GDP growth. Business and economic prospects are expected to improve as a result of the announcement in February 2007 of the new government. Economic growth as measured by real GDP growth in DRC was estimated at over 7% in 2006, largely driven by the country's main industries such as mining, mineral processing and textiles. The country suffers from severe lack of infrastructure and continued instability and attacks by rebels in the eastern parts of the country (Ituri region). DRC became a member of the World Trade Organization in 1997. DRC had a population estimated at about 63 million in 2006. GDP per capita was estimated at $700 in 2006. The percentage of persons living below the poverty line is not available but is clearly very large.

        DRC's incumbent fixed line operator is the "Office Congolais des Postes et des Télécommunications" (OCPT). It operates an outdated, poorly managed analogue fixed-line network of approximately 10,000 lines mainly concentrated in the capital city of Kinshasa. The Autorité de Régulation de la Poste et des Télécommunications du Congo (ARPTC) is in charge of regulating the telecommunications sector. Legislation has been prepared but not yet implemented which will formally end the OCPT's monopoly and allow for market liberalization. To date, the government has no developed telecommunications policy. As the DRC lacks the funds to invest in a modern fixed-line infrastructure, the country's mobile sector has been facing high demand in recent years.

        Millicom has a 100.0% equity interest in Oasis S.P.R.L. and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        Millicom acquired Oasis from Orascom Telecom on September 13, 2005 for a total consideration of US$35 million and promptly engaged in the process of rebuilding the company's network coverage, product and service offering, marketing strategy and distribution network. This turnaround was completed during 2006 together with a change in technology, accelerated network build-out and the building of a regional organization to support direct distribution effectively. Oasis also has an international gateway.

        Discussions have been ongoing with the relevant authorities about whether, as a result of the acquisition of Oasis by Millicom, a license transfer fee of $14,750,000 may be due under a ministerial decree dated July 29, 2005. Millicom's position is that no transfer fee is due because the wording of the law in question does not apply to the specific transaction structure by which Millicom acquired Oasis. However, there is a risk that Oasis may not be able to avoid the payment of the transfer fee in 2007.

        Three operators (Starcel, Comcel and Afritel) were offering limited analogue and CDMA mobile services in DRC when Oasis entered the market with its GSM offering. These operators had ceased to exist by the end of 2003. Initially Celtel Congo, owned by Kuwait-based MTC, was the only other GSM operator in the market, becoming the leading provider of mobile services in DRC with coverage in almost 100 cities. In 2001, Congolese Wireless Networks (CWN) entered into a joint venture with South African mobile operator Vodacom, creating a new operator, Vodacom Congo, which launched

GSM services in DRC in April 2002 and extended its coverage to a large number of cities. The fourth operator, CCT, jointly owned by Chinese telecoms equipment provider ZTE (51%) and the DRC government (49%), launched its GSM network in January 2002.

        After several years of underinvestment, Oasis' market position had declined to a number four position in terms of subscribers when it was acquired by Millicom in mid-September 2005. Since then, Millicom has built up and re-launched the operation by introducing tigo® in January 2007 by offering a combination of improved coverage and quality of mobile voice services, innovative products and services, a direct distribution network, and a new pricing strategy.

        In November 1997 Oasis was awarded a 20-year license to operate a fixed-line network in DRC. An amendment to the license was signed in October 1999 which allows the company to construct a nationwide GSM network. Oasis does not have a WiMAX license because no such licenses have yet been issued in DRC.

        As of December 31, 2006, Oasis' GSM network comprises 155 base stations with the capacity to handle a maximum of 350,000 concurrent subscribers. The network covers 16.7% of the total population.

Ghana

        Ghana in 1957 became the first sub-Saharan country in colonial Africa to gain its independence. A long series of military coups resulted in the suspension of the constitution in 1981 and a ban on political parties. A new constitution, restoring multi-party politics, was approved in 1992. Lt. Jerry Rawlings, head of state since 1981, won presidential elections in 1992 and 1996, but was constitutionally prevented from running for a third term in 2000, when John Kufuor succeeded him in a free and fair election.

        Ghana's key industries include mining, lumber, light manufacturing, aluminum smelting and food processing. Gold, timber and cocoa production are major sources of foreign exchange. Ghana remains dependent on international financial and technical assistance. The country opted for debt relief under the IMF-World Bank's heavily indebted poor countries program in 2002 and in July 2004 it satisfied the program's conditions and the decision was taken to give Ghana debt relief of approximately US$3.5 billion on debt it owed to international institutions, resulting in debt service savings of approximately US$100 million per annum for the following 20 years. Policy priorities include tighter monetary and fiscal policies, accelerated privatization and improvement of social services. Ghana had an estimated 6% real GDP growth in 2006 and inflation rate at close to 11%. Ghana has been plagued with a recent energy crisis as its main source of electricity (the Akosombo hydro-electric dam) is unable to generate enough electricity to meet the needs of the growing population and the expanding industrial activities. Ghana's GDP per capita was estimated at $2,600 in 2006. Although no reliable recent figures are available, it is estimated that at least a quarter of the population continues to live under the poverty line. Ghana had a population of about 23 million in mid-2006.

        Ghana has been at the forefront of Africa in liberalizing its telecommunications sector. In the early 1990s, the government recognized that the industry was underdeveloped but had the potential to stimulate economic growth. Consequently, the government introduced several initiatives to liberalize the industry to pave the way for competition and infrastructural improvement. A decade ago, the National Communications Authority (NCA) was established to oversee the implementation of government regulations and act as the mainstream regulatory body for the industry.

        Millicom Ghana was the first mobile operator in Ghana having commenced operations in 1992. Millicom Ghana pioneered the concept of prepaid services in Ghana in 1998. Millicom Ghana was the second largest mobile operator in Ghana as at December 31, 2006. In addition to Millicom Ghana, three other companies offer mobile services in the country: Kasapa, Areeba and OneTouch. After nearly a decade of relatively slow growth, the mobile market in Ghana started seeing considerable growth in penetration starting in 2001 as a result of several favorable factors, including the development of a regulatory framework, increased competition and the improving macroeconomic environment. Mobile penetration has increased in a few years from 7% to almost 19% at the end of 2006.

        Areeba is owned by MTN, a South African mobile operator. Areeba, previously known as Spacefon, began operations in 1996 as the third operator and operates a nation-wide GSM 900 MHz network. As at the end December 2006 it was estimated to have the highest subscriber base amongst all the mobile operators in Ghana. The start of operations of Areeba resulted in significant erosion in Millicom Ghana's market share and a consequential loss of its leadership position mainly due to the fact that it was not operating GSM service until 2002. Areeba currently has the largest network coverage in Ghana. OneTouch is a division of Ghana Telecom, Ghana's main fixed line service provider, operating a GSM 900 MHz network. In 2000, OneTouch entered the market as the fourth operator when Millicom Ghana was applying for its GSM license. OneTouch was not allowed to launch commercial operations until July 2002. OneTouch was estimated to have a market share of about 15% at end of December 2006. Kasapa, majority owned by Hutchison Whampoa, entered the market as the second operator with an AMPS network in 1995 when Millicom was enjoying its market monopoly. The company now operates (CDMA) service with limited coverage. Kasapa, formerly known as Celtel, is the smallest Mobile operator in Ghana with approximately 170,000 subscribers and an estimated market share of 4% as at end of December 2006.

        The telecommunications sector in Ghana is regulated by the National Communications Authority (NCA). NCA has been in operation for the past decade and reports to the Ministry of Communications. The primary function of the NCA includes the issuance of telecommunication business licenses, the regulation of interconnection rates, and ensuring the provision of good quality services to subscribers.

        In December 2004, the government awarded GSM licenses to all four mobile operators in Ghana. Before this date, the operations were run based on a permission to use an allocated frequency. Millicom Ghana's license is valid for 15 years from December 2004 and is technology-neutral, authorizing it to provide mobile and local fixed wireless services. Although Millicom Ghana applied for a GSM license in 2000, it was not allowed to launch GSM services for approximately two years until July 2002 when it eventually launched its GSM operation, which led to an important growth in its subscriber base. NCA finally issued Millicom Ghana a formal GSM operating license in December 2004, valid for 15 years. Under this license, Millicom Ghana has 8 MHz of spectrum in the 900 band and has been granted an additional 10 MHz in the 1800 band. Millicom Ghana also acquired an International Gateway license in June 2005. This license is valid for 10 years. In March 2006, Millicom Ghana introduced tigo® and offers an array of Value-Added Services (VAS): General Packet Radio Services (GPRS), Wireless Application Protocol (WAP), Multimedia Messaging Services (MMS), Color Ring Back Tones (CRBT) and other interactive services. Millicom Ghana is considering acquiring a WiMAX license if certain market conditions are met.

        Millicom Ghana's GSM network had a total of 390 Base Transceiver Stations (BTS), 4 Multi-Switching Centers (MSC), 9 Base Station Controllers (BSC), and the capacity to handle over 1.2 million concurrent subscribers as at December 31, 2006, and its network covered slightly over 61% of the total population as at the same date.

Mauritius

        Mauritius' government system is a parliamentary democracy. After almost five centuries under Dutch, French and British control, the country gained its independence in 1968. A stable democracy with regular free elections, Mauritius has attracted considerable foreign investment and has earned one of Africa's highest per capita incomes. Recent poor weather and declining sugar prices have slowed economic growth. Sir Anerood Jugnauth has been president since 2003 and Navinchandra Ramgoolam of the Labor Party was elected prime minister in the July 2005 elections.

        Since 1968 Mauritius has developed from a low-income, agriculturally based economy to a middle-income diversified economy with growing industrial, financial and tourist sectors. For most of the period, economic growth (as measured by real GDP) has been between 5% and 6% per year, which has resulted in more equitable income distribution, increased life expectancy, and significantly improved infrastructure. Real GDP growth was estimated at over 4% in 2006 and GDP per capita at $13,500. About 10% of the Mauritius population lived under the poverty line in 2006. Sugarcane is grown on approximately 90% of the cultivated land area and accounts for 25% of export earnings. The government's development strategy centers on foreign investment, expanding local financial institutions and expanding the domestic telecommunications industry. Mauritius, with its strong textile sector, is well positioned to take advantage of the Africa Growth and Opportunity Act. Mauritius had a population of about 1.3 million in mid-2006.

        The Information and Communication Technology Authority (ICTA) is the country's telecommunications regulator. Mauritius has the highest fixed-line penetration rate and the highest number of mobile subscribers in sub-Saharan Africa. The domestic telecommunications market is dominated by the monopoly of Mauritius Telecom and, although the government has made a commitment to the World Trade Organization to achieve full liberalization of the sector, it will be introduced gradually to ensure that competition does not inhibit the privatization of the incumbent operator. Moreover, the government intends to introduce competition based on services rather than infrastructure, leaving Mauritius Telecom with control over the fixed-line infrastructure.

        Millicom has a 50% equity interest in Emtel Limited. The remaining 50% of the company is owned by a local partner, Currimjee Jeewanjee & Co. Ltd, a subsidiary of one of the leading diversified groups in Mauritius. The two shareholders in Emtel jointly control the company. Millicom accounts for this operation as a joint venture, i.e., using the proportionate accounting method.

        Emtel entered the market in 1989 as the first mobile operator in the country. Until 1996 Emtel enjoyed a monopoly position when Cellplus, owned by incumbent Mauritius Telecom, entered the market as the second operator with the launch of a GSM network. As Emtel launched its GSM service offering in 1999, three years after its competitor, Emtel experienced a significant decline in market share at the end of the 1990s. Emtel launched 3G services in Mauritius in November 2004, making it the first mobile operator to offer such services in Africa. A third mobile operator, Mahanagar Telephone (Mauritius) Ltd., entered the market in December 2006 using CDMA technology.

        Emtel operates a GSM network which is GPRS enabled and a UMTS/3G network.

        Emtel owns licenses for mobile services, international long-distance and internet services. Emtel was awarded a 10-year license in 1989, including a seven year exclusivity period. Emtel's license was modified in November 2000 and is valid for a period of 15 years. Furthermore, Emtel obtained additional spectrum for UMTS/3G services in November 2004, an international long-distance license in December 2003 (valid until 2018) and an internet service license in May 2004 (valid until 2019). A condition of the 3G license is that Emtel must migrate its subscribers to the 3G network within five years. Emtel's competitor Cellplus is subject to the same condition. Cellplus and Emtel are in discussions with the relevant authorities to remove this condition. Since May 2006, Emtel has had temporary rights to offer WiMAX-based services on a trial basis, and acquired a WiMAX license in March 2007.

        As at December 31, 2006, Emtel's GSM network comprised 141 base stations with the capacity to handle a maximum of 325,000 concurrent subscribers, and covered 98% of the total population. As at the same date, Emtel's 3G network had 113 base stations with the capacity to handle 51,000 concurrent subscribers.

Senegal

        Senegal's government system is a unitary republic under multiparty democratic rule, having gained its independence in 1960. The political environment in the country passed a key milestone when the opposition socialist party led by Abdoulaye Wade came to power in the 2000 presidential elections and was re-elected President in free and fair elections in February 2007. Senegal remains one of the few stable democracies in Africa.

        Real GDP growth was estimated at 5% in 2006 and GDP per capita at $1,800. About half of the population continues to live under the poverty line. The government continues to support the New Partnership for Africa's Development which, with the backing of the G8, aims to increase donor support and inflows of foreign direct investment to African countries in exchange for improvements in governance. Senegal also continues to pursue a donor-supported economic reform program as outlined in the IMF's three-year poverty reduction and growth facility approved in April 2003. Senegal still relies heavily upon outside donor assistance. Under the IMF's Highly Indebted Poor Countries (HIPC) debt relief program, Senegal will benefit from eradication of two-thirds of its bilateral, multilateral, and private-sector debt. The country's key industries include agriculture and fishing, mining, fertilizer production and petroleum refining. High unemployment, however, continues to prompt illegal migrants to flee Senegal in search of better job opportunities in Europe. Senegal was also beset by an energy crisis that caused widespread blackouts in 2006. Senegal became a member of the World Trade Organization in 1995. In September 2005, the World Bank and the IMF agreed to support Senegal's accelerated growth strategy, combining the goals fixed under the poverty reduction and growth facility with the goal of increasing real GDP growth from its current level to 8% p.a. by 2015. Senegal had a population of about 12 million in 2006.

        The telecommunications sector in Senegal was reformed in 1985 with the creation of state-owned Sonatel. The country made commitments under the World Trade Organization's Basic Telecommunications Agreement to introduce a regulatory structure promoting competition by the end of 1997 and a new legislation was adopted in 1996, providing for the opening up of Sonatel's capital to private foreign and national partners and liberalization of some segments of the telecommunications market. Consequently, France Telecom acquired a 33% stake in Sonatel in 1997 and later increased the holding to 42.3%; other shareholders include the Senegalese government (27.7%), employees (10%), and the remaining shares are traded on the local stock exchange.

        In 2001 the government passed an updated Telecommunications Law aimed at bringing about further liberalization of the sector, mainly through the establishment of a new regulatory authority, the "Agence de Régulation des Télécommunications" (ART). ART is responsible for licensing, spectrum management, tariff approval, interconnection rates and frequency allocation. The law also paved the way for the opening of rural telephony to private investment as a means of achieving universal service.

        Senegal has developed one of the most extensive and modern telecommunication infrastructures in Africa. Mobile services were introduced in 1996 and, since the introduction of competition in 1999 with the start of Sentel's commercial operations, the number of mobile subscribers has grown substantially. Sonatel, controlled by France Télécom, is still the only other mobile operator in Senegal in addition to Millicom's Sentel. The issue of a third mobile license has been discussed for a few years and is now expected to occur by the end of 2007, although the process and timing are unclear. Sentel does not yet have a WiMAX license.

        As of December 31, 2006 Millicom had a 100% equity interest in Sentel. In March 2006, Millicom purchased the 25% minority stake in Sentel previously owned by its local business partner, Mr. Pape

Abdoul Ba. Millicom accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        Sentel launched its commercial operations in 1999 as the second mobile operator in the country and it was the first mobile operator to introduce GPRS services. Sentel launched tigo® in November 2005.

        Sentel was awarded a 20-year concession to operate a nationwide network in July 1998. The concession is renewable every five years after the expiry of the original concession, in 2018, subject to the approval of the Senegalese authorities and provided Sentel has complied with the terms of the concession. At the time of the grant of the concession, the Senegalese government had announced certain amendments to the concession. No amendments to the concession have been implemented to date. The government that took office in 2000 repeatedly publicly questioned the status and the validity of Sentel's concession. In August 2002, Millicom and the government entered into an agreement whereby they agreed to negotiate in good faith certain mutually acceptable new conditions that would constitute an amendment of Sentel's 1998 concession.

        As at December 31, 2006 Sentel' s GSM network comprised 167 base stations with the capacity to handle a maximum of 1.2 million concurrent subscribers and covered 65% of the total population.

Sierra Leone

        Sierra Leone's government system is a constitutional democracy which is currently re-establishing its authority following the end of a brutal 10-year civil war in 2002. The last United Nations peacekeepers withdrew in December 2005, leaving full responsibility for security with domestic forces, but a new civilian UN office remains to support the government. Mounting tensions related to planned 2007 elections, deteriorating political and economic conditions in Guinea, and the tenuous security situation in neighboring Liberia may present challenges to continuing progress in Sierra Leone's stability. With the support of the United Nations and contributions from the World Bank and the international community, the rebuilding of the country's infrastructure is ongoing. Many of the 2 million people displaced during the civil war have now returned from neighbouring countries and in 2006 the population was estimated at 6 million.

        Sierra Leone is an extremely poor African nation with tremendous inequality in income distribution. While it possesses substantial mineral, agricultural, and fishery resources, its economic and social infrastructure is not well developed, and serious social disorders continue to hamper economic development. About two-thirds of the working-age population engages in subsistence agriculture. Manufacturing consists mainly of the processing of raw materials and of light manufacturing for the domestic market. Alluvial diamond mining remains the major source of hard currency earnings, accounting for nearly half of Sierra Leone's exports. The fate of the economy depends upon the maintenance of domestic peace and the continued receipt of substantial aid from abroad, which is essential to offset the severe trade imbalance and supplement government revenues. The IMF has completed a Poverty Reduction and Growth Facility program that helped stabilize economic growth and reduce inflation. A recent increase in political stability has led to a revival of economic activity, particularly mining.

        Although no recent reliable figures are available, in the late 1980s about 70% of the population was living below the poverty line. We believe this figure is still accurate today. The GDP per capita was estimated at $900 in 2006. Real GDP growth estimated at 7% in 2006. The nation's abundant natural mineral resources have great appeal for international mining companies and offer a variety of peripheral economic development opportunities. Sierra Leone's location along the Atlantic coast poses advantages as a logistic and shipping hub as well as attracting tourism provided the infrastructure is improves significantly.

        Sierra Leone has one of the lowest mobile telephone penetration rates in the world. The National Telecommunications Commission (NTC) was established as the regulatory body by the Telecommunications Act of 2006. The 2006 Act gives Sierratel, the national incumbent fixed line operator, the exclusive right to operate the international gateway from February 2007. One of the first decisions taken by the NTC was to increase the GSM license fee from $50,000 to $500,000 per year effective January 2007.

        The fixed-line telecommunications market in Sierra Leone is also highly underdeveloped. Consequently, mobile services have become the main telecommunications platform. In addition to Millicom, there are four other mobile operators in Sierra Leone: Celtel, Comium, Africell and Datatel. Millicom (SL) occupied the fourth position as at December 31, 2006.

        Millicom (SL) is a wholly-owned subsidiary of the Millicom group. It launched commercial operations in 2001 as the second mobile operator and today operates a GSM 900 network. When the Millicom (SL) service was launched, coverage was restricted and there was intermittent service failure in several important high-density areas. In year 2005 Millicom (SL) started implementing an expansion and optimization of its network which was completed in October 2006 and now covers approximately 27% of the total population.

        Millicom (SL) operates a network providing full GPRS-EDGE functionalities. Expansion of Millicom's network is ongoing, with the aim for the network capacity to reach 150,000 subscribers from an existing subscriber base of 62,000 as of March 31, 2007. An application has been made with the NTC for a 5MHz bandwidth in the 1800 MHz frequency spectrum. The next step will be to introduce internet access over mobile to the market.

        MIC (SL) prepaid "Buzz" GSM had been its sole brand since the launch of the operation in 2001. Due to under-investment in the network and the brand, it lost out to its more aggressive competitors. To reverse this situation, tigo® was launched on August 31, 2006.

Tanzania

        Tanzania's system of government is a federal republic formed by the union in 1964 of Tanganyika and Zanzibar. President Jakaya Mrisho Kikwete came to power after winning the last democratic elections held on December 14, 2005. One-party rule came to an end in 1995 with the first democratic elections held in the country since the 1970s. Zanzibar's semi-autonomous status and popular opposition have led to two contentious elections since 1995, which the ruling party won despite international observers' claims of voting irregularities. President Kikwete is continuing carrying out economic reforms that gathered pace during two terms in office of the previous president, Benjamin Mkapa.

        Tanzania is one of the poorest countries in the world. The economy depends heavily on agriculture, which accounts for almost half of GDP, provides 85% of exports, and employs 80% of the work force. Topography and climatic conditions, however, limit cultivated crops to only 4% of the land area. Industry traditionally featured the processing of agricultural products and light consumer goods, as well as tourism. The World Bank, the International Monetary Fund, and bilateral donors have provided funds to rehabilitate Tanzania's out-of-date economic infrastructure and to alleviate poverty. The government and the IMF have agreed to replace the poverty reduction and growth facility (PRGF), which ran to August 2006, with a policy support instrument (PSI), which provide extensive external monitoring of the government's reform efforts but would give no financial support, unlike the PRGF program. The PDI will continue to set the medium/term policy framework and maintain macroeconomic stability while the government pushes ahead with its long-term five-year National Strategy for Growth and Reduction of Poverty (NSGRP), usually referred to by its Swahili acronym (MKUKUTA), which is due to run to June 2010. Long-term growth through 2005 featured a pickup in industrial production and a substantial increase in output of minerals, led by gold. Recent banking reforms have helped increase private-sector growth and investment. Continued donor assistance and solid macroeconomic policies supported real GDP growth of almost 6% in 2006. Tanzania became a member of the World Trade Organization in 1995. Tanzania had a population of about 37 million in 2006. Its 2006 GDP per capita was estimated at $800 and in 2002 (latest available figure) about 36% of the population lived below the poverty line.

        Tanzania was among the first African countries to liberalize its telecommunications sector, with all segments of the market except fixed-line services now accessible to the private sector. In 1997 the government introduced its National Telecommunications Policy covering the period until 2020. Key goals of the policy initiative are to increase tele-density, develop fixed-line service coverage of rural areas, facilitate investments by domestic and international companies and institutions, and provide a regulatory framework to encourage private sector involvement and competition, with the goal to gradually divest the state's shareholding in the incumbent operator TTCL. The Tanzania Communications Regulatory Authority (TCRA) was established in 2003 and is responsible for the allocation and management of radio spectrum in Tanzania.

        Following the buy-out of the minority shareholder, Ultimate Communications Limited, in January 2006, Millicom owns 100% of MIC Tanzania Limited. Due to an attachment order on all the shares in MIC Tanzania, the 15.6% shareholding acquired from the minority shareholder has yet to be registered at the local Companies Registrar's office. The attachment order is the result of a lawsuit instituted in Tanzania by a disgruntled former employee. Millicom expects the issue of the judgment lifting the attachment order to occur before the end of 2007. Although there is no assurance that the judgment will be in Millicom's favor, we expect it to be as the legal basis for the order is erroneous. Millicom accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        MIC Tanzania was the first mobile operator in Tanzania, launching commercial services in 1994 that initially covered Dar es Salaam, Zanzibar, Arusha and Mwanza. In 1999, it introduced its first GSM service offering and analogue services were discontinued in October 2005.

        The other mobile telephony operators in Tanzania are:

  •
  Tritel, a joint venture between two local industrial companies) launched GSM services in the country in 1996, but the company went bankrupt and its license was revoked in January 2003.

  •
  Vodacom Tanzania, 65% owned by South African mobile operator Vodacom and 35% owned by local Planetel Communications, entered the market in August 2000 and has become the leading provider of mobile services in Tanzania in terms of subscribers.

  •
  Celtel Tanzania, in which Kuwait-based MTC has a 60% shareholding and the government of Tanzania has a 40% shareholding, launched GSM services in the country in November 2001.

  •
  Zantel, jointly owned by the government of Zanzibar, Emirate Telecommunication Company, Kintbury Investment of the Channel Islands and a local technology firm, introduced GSM services in Zanzibar and the islands of Unguja and Pemba in August 1999, and entered the Tanzanian mainland in June 2005 through a national roaming agreement with Vodacom Tanzania.

  •
  Benson Informatics Limited is a privately-held company that was formally an internet provider. It was issued with a mobile license in May 2006, started operations on February 2, 2007 and uses CDMA technology.

        In January 1994 MIC Tanzania was awarded a 15-year license to operate a nationwide mobile network and, in January 2004, the company's license was extended to a 25-year license expiring in January 2019. MIC Tanzania does not have a WiMAX license, but it will obtain one as part of the migration to the new converged licensing framework.

        Negotiations with the TCRA are in their final stages for MIC Tanzania to migrate to the converged licensing framework in 2007. Under this new licensing regime, which is technologically neutral, MIC Tanzania would be issued three separate licenses for Network Facilities Services, Network Services and Application Services. While the first two will last for 25 years, the third one is renewable after 5 years.

        As at December 31, 2006, MIC Tanzania's GSM network comprised 501 base stations with the capacity to handle a maximum of 740,000 concurrent subscribers and covered about 50% of the total population.

ASIA

        Millicom has three operations in Asia: Cambodia, Laos, and Sri Lanka. Millicom completed the sale of its two operations in Pakistan, Pakcom Limited and Paktel Limited, in June 2006 and February 2007, respectively, and terminated its management contract in Iran in September 2006. Millicom's Business Cooperation Contract in Vietnam expired in mid-May 2005 and the BCC liquidation process was completed in February 2007, awaiting final approval from the Ministry of Planning and Investment. Millicom's Asian operations in Sri Lanka, Cambodia and Laos covered approximately 40 million people as at December 31, 2006.

Sri Lanka

        Sri Lanka's government system is a republic based on the French model. The country achieved independence in 1948 following decades of occupation by Portugal, the Netherlands and Britain. Tensions between the Sinhalese majority and Tamil separatists erupted into a war in 1983. The government and the rebels entered into a cease-fire in February 2002. Violence between the Tamil Separatists (Liberation Tigers of Tamil Eelam, or LTTE, also known as the Tamil Tigers) and government forces intensified again in 2006, although neither side has formally withdrawn from the cease-fire. The last presidential elections were held in November 2005 with the next presidential and parliamentary elections due in 2011 and 2010, respectively.

        In 1977, Sri Lanka abandoned statist economic policies and its import substitution trade policy for more market-oriented policies, export-oriented trade, and encouragement of foreign investment. Recent changes in government have brought some policy reversals and the ruling Sri Lanka Freedom Party currently follows a more statist economic approach which seeks to reduce poverty by steering investment to disadvantaged areas, developing small and medium enterprises, promoting agriculture, and expanding the already enormous civil service. The government has halted most privatizations. Although suffering a brutal civil war that began in 1983, Sri Lanka saw GDP growth average 4.5% in the last ten years, with a brief interruption during the global downturn in 2001. In late December 2004, a major tsunami took about 31,000 lives, left more than 6,300 persons missing and 443,000 displaced, and destroyed an estimated $1.5 billion worth of property.

        Growth, partly spurred by reconstruction after the tsunami, was 5% in 2005 and an estimated 6% in 2006. Sri Lanka's most dynamic sectors are food processing, textiles and apparel, food and beverages, port construction, telecommunications, and insurance and banking. In 2006, plantation crops made up only about 15% of exports, while textiles and garments accounted for more than 60%. About 800,000 Sri Lankans work abroad and send home about $1 billion in remittances per year. The struggle waged by the Tamil separatists of the north and east for a largely independent homeland continues to cast a shadow over the economy. Inflation in 2006 was 12.1% and is expected to increase in 2007. Sir Lanka had a population of about 20 million in 2006 and GDP per capita was $4,600.

        Expansion of telecommunication services in Sri Lanka first gained momentum after the liberalization of the sector in 1991 with the establishment of the Office of the Director General of Telecommunications, the country's regulatory authority. Further momentum was gained after the part-privatization of Sri Lanka Telecom (SLT) in 1997. In the same year, the government also established the Telecommunications Regulatory Commission (TRC), which took over from the Office of the Director General of Telecommunications to implement the targets of the National Telecommunications Policy of 1994/95. The provision of basic telephone services in Sri Lanka was the sole responsibility of monopoly provider SLT until 1996, but to achieve the targets detailed in the National Telecommunications Policy private-sector participation in the telecommunications market has been encouraged. The TRC has been tasked with the responsibility of facilitating and monitoring the operational aspects of the various service providers, settling interconnection issues, recommending new licenses to operators, allocating radio frequencies and promoting the general interest of the customer.

        Sri Lanka's telecommunications sector has been lagging behind in the development of a modern network infrastructure following almost two decades of violent political conflict until early 2002, which conflict has again increased since early 2006 through a series of bomb attacks by the Tamil separatists followed by reaction of government forces. The conflict has recently escalated to a new level due to the Tamil separatists' demonstration of their air power capacity for the first time by attacking a government air force base located near the country's main international airport. Due to the lack of nationwide fixed-line telecommunications services, mobile services have played a key role in the development of the telecommunications sector in Sri Lanka. As a result of these war-like occurrences, mainly in the north and east of Sri Lanka, mobile telephony operators have had to switch off telecommunication towers in the affected areas at regular intervals. This has hampered the development of mobile telephony throughout the country and negatively impact mobile telephony operators, including Celltel Lanka (Pvt) Limited, by increasing costs to repair damaged equipment, diminishing revenues due to lower traffic and limiting the growth of the network in the affected areas.

        In addition to Millicom's Tigo (Pvt) Limited (formerly Celltel Lanka (Pvt) Limited), three other operators are active in the Sri Lankan mobile market: Dialog, Mobitel and Hutchison Telecom. There is one dominant fixed-line operator and two Wireless Local Loop service operators, Suntel and Lanka Bell. Airtel, the mobile company of Bharti Telecom of India has secured the fifth mobile license in Sri Lanka and is expected to commence commercial operations in late 2007. Dialog, the market leader, is expected to roll out its CDMA network in 2007. The Sri Lanka market is characterized by intense price competition and low prices. This will be further intensified in 2008 once Airtel will have started commercial operations.

        There was no other mobile operator in Sri Lanka when Tigo (Pvt) Limited, then called Celltel Lanka (Pvt) Limited, entered the market in 1989. Until 1993, Celltel enjoyed a monopoly position when Call Link (owned by Singapore Telecom) and Mobitel (owned by Telstra) entered the market as the second and third operators. In 1995, Dialog (owned by Malaysia Telecom) entered the market as the fourth operator. After the privatization of Sri Lanka Telecom in 1997, it acquired 100% of Mobitel from Telstra. In 1998, Hutchison Telecom acquired Call Link from Singapore Telecom.

        Millicom has a 100% equity interest in Tigo (Pvt) Limited and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        Tigo (Pvt) Limited operates a GSM network on the 900 Mhz and 1800 Mhz bandwidths. Tigo (Pvt) Limited owns three different licenses: mobile, internet services and external gateway operations. The mobile license is valid until 2018. In 2005 Tigo (Pvt) Limited began a significant network upgrade program which was completed in 2006. Tigo (Pvt) Limited also re-branded its services to tigo® in early 2007. Tigo (Pvt) Limited does not have a WiMAX license. Celltel Lanka (Pvt) Limited changed its name to Tigo (Pvt) Limited effective April 17, 2007.

        As at December 31, 2006, Tigo (Pvt) Limited's GSM network comprised 440 base stations. GPRS services are available and EDGE services are expected to be launched by mid-2007.

Cambodia

        Cambodia's government system is a multiparty democracy under a constitutional monarchy instated in 1993 following decades of ruling by the Khmer Rouge, a Vietnamese occupation and civil war. The general elections of 2003 resulted in a coalition government between the Cambodian People's Party of Prime Minister Hun Sen and the National United Front for an Independent, Neutral, Peaceful and Cooperative Cambodia.

        Economic growth (as measured by real GDP) in Cambodia has remained above 5% p.a. since 2002, largely driven by the garment sector and tourism, but was estimated to fall in 2005 due to slower industry growth. Better-than-expected garment sector performance led to about 13.4% growth per year in 2006. The tourism industry continues to grow rapidly, with foreign visitors surpassing 1 million per year beginning in 2005. In 2005, exploitable oil and natural gas deposits were found beneath Cambodia's territorial waters, representing a new revenue stream for the government once commercial extraction begins in the coming years. Mining also is attracting significant investor interest. Other key industries include rice milling, fishing, wood and wood products, rubber and cement manufacturing. The long-term development of the economy remains a daunting challenge. The Cambodian government is working with bilateral and multilateral donors, including the World Bank and IMF, to address the country's many pressing needs. The major economic challenge for Cambodia over the next decade will be fashioning an economic environment in which the private sector can create enough jobs to handle Cambodia's demographic imbalance. More than 50% of the population is less than 21 years old. The population lacks education and productive skills, particularly in the poverty-ridden countryside, which suffers from an almost total lack of basic infrastructure. GDP per capita was estimated at $2,600 in 2006.

        The U.S. is Cambodia's main export partner. The two countries signed the Bilateral Textile Agreement in 1999, which gave Cambodia a guaranteed quota of U.S. textile imports. Although Cambodia has higher GDP growth rates than many countries in Asia, it is estimated that at least 40% of the Cambodian population lived below the poverty line in 2006. Cambodia had a population of about 14 million in 2006.

        Until recently, Cambodia's telecommunications sector was controlled by the Ministry of Posts and Telecommunications of Cambodia (MPTC), which had the dual role of regulator and monopoly fixed-line operator. During the first half of 2006, the process was completed to split the MPTC's functions between two separate entities: a regulator, still called MPTC, and an operational entity, Telecom Cambodia. A number of other service providers are active in the market, an arrangement which was made possible through joint ventures with the MPTC or under MPTC-issued licenses. While there have been plans to restructure the sector, the market has remained relatively unregulated thus far. Due to decades of war, there is very little telecommunications infrastructure remaining from pre-Khmer Rouge days. As a result, Cambodia bypassed rebuilding fixed-line infrastructure and proceeded straight away to digital mobile technology.

        Millicom has a 58.4% equity interest in CamGSM. The remaining 41.6% of the company is owned by a Cambodian company, Royal Group of Companies (RGC, a communication and industrial conglomerate, represented by Mr. Neak Oknha Kith Meng) who owns 38.5% and, indirectly, by a private business partner who is also a senior Vice President of Millicom, Mr. Muhammad Akhtar Zaman, who owns 3.1%. Millicom and RGC jointly control CamGSM. Millicom accounts for this operation as a joint venture, i.e., using the proportionate accounting method.

        Although CamGSM launched commercial operations in 1997 as the fourth operator in Cambodia, it gained market leadership through early deployment of prepaid services and rapid network roll-out, starting with services exclusively in Phnom Penh that have since then been expanded to cover five regional capitals as well as all provinces and major towns. CamGSM led the market with the introduction of new services and development of indirect distribution channels. In 2003, CamGSM succeeded in gaining a license to operate mobile broadband services in Cambodia.

        There were three other mobile operators in Cambodia when CamGSM entered the market in 1997: Casacom (100% owned by Telekom Malaysia since late 2006), CamTel (wholly-owned by Thai conglomerate CP and only offering analogue postpaid mobile services) and Tricelcam (Malaysian). CamGSM established its market position through the introduction of quality services, development of distribution outlets and branding aimed at the youth market segment. As a result, Tricelcam exited the market and CamTel has become unable to compete effectively with its AMPS platform. Shinawatra entered the Cambodian mobile market in 1999, having previously operated in Cambodia with a wireless local loop license, and has competed primarily based on price, providing lower quality services and coverage for lower-end users. Casacom has experienced erosion in its market share mainly due to slow adoption of prepaid services, failing to respond to price competition from Shinawatra, and lack of innovation. Starting in 2006, the MPTC, acting as regulator, issued new licenses, bringing the total number of licenses issued in Cambodia to 13, and is in the process of restructuring the spectrum to accommodate the new operators in the 1800 and 3G frequencies. Viettel, a Vietnamese operator, has recently arranged financing to start their network. Applifone, a consortium of Russian investors and local partners, has recently signed an order with an equipment supplier and are also starting to rollout their network.

        In April 1996, CamGSM was awarded a 25-year license to operate a nationwide GSM network, the first such license granted in Cambodia. The license contains an option to extend the duration of the license for a further 25 years from 2021. CamGSM has a WiMAX license and offers broadband services under its 1996 license which was amended to this effect in 2000.

        On March 3, 2006 the MPTC advised CamGSM that it was increasing the revenue share associated with the license. CamGSM appealed the original sub-decree and on March 22, 2006 satisfactorily resolved this issue with the regulator. The revenue share and related taxes associated with the license have increased from around 28% to 36% of revenues, and should the ministry provide better terms to another operator in the future, the revenue share will be adjusted to match, in the spirit of a "most favored nations" clause. In Cambodia we also operate an international gateway, a high-speed data business, and a TV station.

        At December 31, 2006, CamGSM's GSM network comprised 461 base stations with the capacity to handle a maximum of 1.1 million concurrent subscribers, and covered 44% of the total population. The network is GPRS enabled and a program to activate EDGE throughout the network is expected to be completed in 2007.

People's Democratic Republic of Lao (Laos)

        Laos' government system is a one of one-party (communist) rule which took control in 1975. Initial closer ties to Vietnam and socialization were replaced with a gradual return to private enterprise, a liberalization of foreign investment laws, and admission to ASEAN in 1997. The government of Laos, one of the few remaining official Communist states, began decentralizing control and encouraging private enterprise in 1986. Economic growth, as measured by real GDP, has averaged approximately 6% per year since the late 1980s except during the Asian financial crisis in 1997. Real GDP growth was 7.2% in 2006.

        Key industries in the country include mining, electricity generation, timber, agricultural processing, construction, garments and tourism. Despite this high growth rate, Laos remains a country with a primitive infrastructure. It has no railroads, a rudimentary road system, and limited external and internal telecommunications. Subsistence agriculture, dominated by rice, accounts for about half of GDP and provides 80% of total employment. The economy will continue to benefit from aid by the IMF and other international sources and from new foreign investment in hydropower and mining.

Construction will be another strong economic driver, especially as hydroelectric dam and road projects gain steam. Several policy changes since 2004 may help spur growth. In late 2004, Laos gained Normal Trade Relations status with the U.S., allowing Laos-based producers to benefit from lower tariffs on exports. Laos is taking steps to join the World Trade Organization in the next few years; the resulting trade policy reforms will improve the business environment. On the fiscal side, a value-added tax regime, slated to begin in 2008, will streamline the government's inefficient tax system. Over 31% of Laos' population was estimated to live below the poverty line in 2006. Real GDP per capita was about $2,100 in 2006. Laos had a population of about 6 million in mid-2006.

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

        Millicom has a 74.1% equity interest in Millicom Lao. The remaining 25.9% of the company is owned by the government of Laos (22.0%) and indirectly by a private business partner, Mr. Muhammed Akhtar Zaman (3.9%), who is an employee of Millicom. Millicom accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        Following Millicom's entry into neighboring Cambodia and Vietnam, Millicom launched commercial operations in Laos through its subsidiary Millicom Lao in April 2003. Although Millicom Lao entered the market as the fourth GSM operator, it had a market share of 13% as at December 31, 2006, mainly by targeting the younger population, making it the third largest mobile operator in the country in 2006. tigo® was launched in Laos in March 2007.

        The other mobile operators in Laos are:

  •
  Lao Telecom, the incumbent operator which is 51% owned by the government of Laos and 49% owned by Shinawatra.

  •
  ETL, a spin-off from Lao Telecom and wholly-owned by the government of Laos.

  •
  LAT Mobile, wholly-owned by the Laos Ministry of Defense. LAT Mobile has not been a true commercial operator historically as it almost exclusively served the country's army and government officials, but it is now trying to enter the consumer market with a prepaid offering.

  •
  In 2004, the government of Laos also issued a new CDMA and WiMAX (2.5GHz and 3.5GHz) license to Skytel & Net, a Thai consortium. The consortium has yet to launch commercial operations and it is unclear whether it will use the CDMA license to offer fixed or mobile telephony services.

        In January 2002, Millicom Lao was awarded a 20-year license to operate a nationwide GSM network. The company applied for an international gateway license in 2006 and obtained a 50 MHz spectrum license for the 2.5GHz WiMAX band. Millicom Lao also has a license allowing it to operate as an internet service provider.

        At December 31, 2006, Millicom Lao's GSM network comprised 108 base stations with the capacity to handle a maximum of 122,000 concurrent subscribers and covered 45% of the total population.

OTHER OPERATIONS

        Millicom sold its two operations in Pakistan in June 2006 (Pakcom Limited) and February 2007 (Paktel Limited), respectively. Millicom's Business Cooperation Contract in Vietnam expired in May 2005 and we terminated our management contract in Iran in September 2006. Millicom sold its operation in Peru, Millicom Peru S.A., in October 2006 and divested its group of U.S. companies in May 2006.

Pakistan

        On November 13, 2006, Millicom announced its intent to exit the Pakistan market due to various strategic considerations, by either selling Paktel Limited or closing it down. On January 21, 2007 Millicom signed an agreement to sell to China Mobile Communications Corporation its 88.86% shareholding in Paktel. The transaction was subject to Pakistan and P.R. of China regulatory clearances. The approvals were obtained and the transaction closed on February 13, 2007. The transaction implied an enterprise valuation for Paktel of $460 million and the total cash consideration paid to Millicom in connection with the transaction was approximately $284 million. Millicom accounted for Paktel as a discontinued operation as of December 31, 2006.

        On March 20, 2006, Millicom had signed an agreement to sell its shareholding in Pakcom Limited, its other mobile operation in Pakistan, to the Arfeen group for a nominal amount in connection with the settlement of a legal dispute between the Arfeen group and the Millicom group. This transaction closed on June 16, 2006 after the Pakistan Telecommunications Authority issued its approval of the change of control of Pakcom. As part of the agreement, the Arfeen group and Millicom settled their legal dispute which had started in December 2005. As part of the overall transaction, Millicom transferred 10% of the share capital of Paktel to an entity controlled by the Arfeen group, with the result that the Arfeen group became a 10% minority shareholder in Paktel. The foregoing transaction had no impact on the sale of the Millicom group's majority interest in Paktel in February 2007 and the Arfeen group did not participate in the February 2007 transaction.

Vietnam

        Millicom has an 80% equity interest in Comvik International (Vietnam) AB, the corporate entity that had entered into a 10-year Business Cooperation Contract ("BCC") with a government-owned company to operate a nationwide mobile GSM network in Vietnam under the name Mobifone. Operations under the BCC started in 1995 and the BCC expired in mid-May 2005. The BCC liquidation process was completed by a written agreement between Comvik and the Vietnamese authorities in February 2007, awaiting final approval from the Ministry of Planning and Investment. Since before the expiration of the BCC, Millicom had actively been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest in a joint stock company to be formed under Vietnamese law. Although the Vietnamese government has acknowledged certain of Millicom's rights by entering into two Memoranda of Understanding since 2004, no tangible results have been achieved so far. Although Millicom continues to lobby the Vietnamese government and Vietnam became a WTO member in the last quarter of 2006, we have concluded during the third quarter of 2006 that it is unlikely that an acceptable agreement will be reached in the near term and have therefore classified Comvik as a discontinued operation from that date. We do, however, continue our discussions with the Vietnamese authorities and the relevant European Commission authorities with a view to making the Vietnamese authorities abide by their previous commitments towards Millicom within the framework of their new obligations resulting from Vietnam joining the World Trade Organization effective January 11, 2007.

Iran

        The Millicom group had entered into a mobile network management agreement with the Rafsanjan Industrial Complex Islamic Cooperative Company (RIC), a privately-held business conglomerate in Iran, in 2003. Millicom also had received an option to acquire from RIC at book value an equity ownership in the company that was intended to be formed in order to operate the mobile network. This option was valid between February 9, 2004 and February 9, 2007. After that date and until February 9, 2009, Millicom had the right to acquire an additional 30% of the equity in addition to any shares acquired before that date, provided that the total percentage acquired did not exceed 47%.

        Before the company could be formed and the option exercized, certain financial issues had to be resolved, in particular the terms of an interconnection agreement to be concluded with Telecommunication Company of Iran (TCI), the incumbent telecommunications operator. RIC was in charge of negotiating the interconnection agreement terms. However, RIC did not manage to obtain from TCI the interconnection terms that Millicom considered necessary to justify its investment.

        Primarily as a consequence of the refusal of RIC to meet certain of its payment obligations under the management agreement, Millicom decided to terminate the management agreement by mutual agreement with RIC on September 11, 2006. On November 22, 2006, Millicom informed RIC that it irrevocably renounced its rights under the option agreement. The withdrawal of Millicom from Iran was completed in December 2006.

Peru

        In July 2000, Millicom Peru S.A., a wholly-owned indirect subsidiary of Millicom, was awarded a 3.5 Ghz license to provide fixed wireless access for data transmission, internet access and fixed telephony in Peru. The license covered the main coastal cities and was valid for a 20-year period with renewal for a similar period. In October 2006, the sale of Millicom Peru S.A. to Nextel del Peru S.A. was completed for an amount of approximately $5 million.

Modern Holdings Inc. and Great Universal Inc.

        The Millicom group, through its subsidiary MIC USA Inc., had a 100% temporary and restricted shareholding in Great Universal LLC, a trust established to hold two separate investments: Great Universal Inc. and Modern Holdings Inc. These companies together held all of Millicom's interests in the United States of America.

        Great Universal LLC held 100% of common shares in Great Universal and 52.7% of common shares in Modern Holdings. The Company also had a direct ownership of 11.6% of the share capital of Modern Holdings. These investments were recorded as non-current available-for-sale securities (see note 14 of the "Notes to the Consolidated Financial Statements"). Great Universal continued to indemnify Millicom against certain contingent liabilities. Great Universal and Modern Holdings were mainly engaged in the communications, information technology, tele-services and media industries.

        During the strategic review that Millicom underwent starting in January 2006, these interests were determined by Millicom's management to be non material and non strategic to the Millicom group, and the decision was taken to divest them. In May 2006 Millicom disposed of MIC-USA, Great Universal LLC, Great Universal and Modern Holdings Inc. by selling them to Brookstone Partners LLC, a related party controlled by the children of Millicom's founder, Mr. Jan Stenbeck, including Ms. Cristina Stenbeck, a director of Millicom. The net profit realized by Millicom on the transaction was $6 million.

OTHER INVESTMENTS

Tele2 AB

        Tele2 AB is an alternative pan-European telecommunications operator providing fixed and mobile telephony, internet services, data network, cable TV, and content services. Tele2 is listed on the Stockholm Stock Exchange. Millicom's 5% Mandatory Exchangeable Notes were exchanged for 26,905,200 series B Tele2 shares in August 2006. No further 5% Mandatory Exchangeable Notes were outstanding thereafter. The 26,904,200 Tele2 shares required to meet the obligation under the 5% Mandatory Exchangeable Notes were provided through a securities lending agreement between Millicom Telecommunication S.A., a wholly-owned subsidiary of Millicom, and Deutsche Bank AG dated December 31, 2005. After the exchange, Millicom held 42 remaining series B shares in Tele2 which were sold on March 30, 2007. Effective April 2, 2007, Millicom no longer held any shares in Tele 2.

        In 2006, Tele2 distributed a dividend of approximately $0.24 (SEK 1.75) per share (2005: $0.22 (SEK 1.67) which was directly paid to the holders of the 5% Mandatory Exchangeable Notes.

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

  •
  switching, transmission and receiving equipment;

  •
  connecting lines (cables, wires, poles and other support structures, conduits and similar items);

  •
  land and buildings;

  •
  easements; and

  •
  other miscellaneous properties (work equipment, furniture and plants under construction).

        Millicom moved to new premises in a new office building effective March 26, 2007. Our registered office and principal executive offices are located in Leudelange, Grand Duchy of Luxembourg, where we lease approximately 1,530 square meters of new office space plus parking spaces based on a nine-year lease expiring on October 31, 2015. Each party to the lease may cancel it effective December 31, 2012 provided written notice of termination is given six months in advance. The current monthly rent is EUR 32,890, including VAT. Water, electricity, heating, maintenance, cleaning, and security expenses are not included in the rent and are estimated to total approximately EUR 6,000, including VAT, per month.

Insurance

        We maintain the types and amounts of insurance which we believe to be customary in the industry and countries in which we operate. We are currently conducting a review and analysis of our worldwide insurance coverage with the assistance of AON Sweden AB. We expect the survey to be completed by the end of 2007. Although we consider our insurance coverage to be adequate both as to risks and amounts for the business we conduct, we are looking to improve both coverage terms and cost as a result of the survey. Historically the management of our insurance coverage has not been centralized. The survey results may lead us to centralize insurance coverage management permanently so as to improve insurance terms, coverage, and decrease or optimize insurance premiums.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        As of the filing date, we have two unresolved comments that we received from the Staff at the Securities and Exchange Commission ("the Staff") relating to our Annual Report on Form 20F filed for the year ended December 31, 2005. We have been in discussions with the Staff since November 2006 regarding our accounting treatment of compensation received from a supplier for liquidated damages and our accounting treatment of handset subsidies. We have provided the information requested from the Staff and are currently awaiting their response. Please refer to footnotes 17, 30 and (xi) of footnote 37 of the consolidated financial statements for information relating to these two items.

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

        Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon financial statements prepared in accordance with IFRS. See Note 37 of the "Notes to the Consolidated Financial Statements" for certain reconciliations between IFRS and U.S. GAAP.

Operating Results

        Millicom sold its operations in Pakistan in June 2006 and February 2007, and sold its operation in Peru in October 2006. Its Business Cooperation Contract in Vietnam ended in May 2005. These operations have been classified as discontinued operations. The below discussion focuses on the results from continuing operations.

Years Ended December 31, 2006 and 2005

        The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2006	2005
	(in thousands of U.S. dollars, except percentages)
Revenues	1,576,100	922,780	653,320	71%
Cost of sales	(616,739)	(373,427)	(243,312)	65%
Sales and marketing	(246,591)	(124,187)	(122,404)	99%
General and administrative expenses	(246,004)	(143,341)	(102,663)	72%
Other operating expenses	(37,613)	(23,137)	14,476	63%
Other operating income	4,036	15,412	11,376	(74)%
Gain from sale of subsidiaries and joint ventures, net	8,099	1,269	6,830	538%
Operating profit	441,288	275,369	165,919	60%
Interest expense	(123,969)	(116,031)	(7,938)	7%
Interest and other financial income	36,385	23,373	13,012	56%
Other non operating expenses, net	(1,186)	(12,807)	(11,621)	(91)%
Profit from associates	1,483	1,296	187	14%
Charge for taxes	(118,205)	(68,795)	(49,410)	72%
Profit for the year from continuing operations	235,796	102,405	133,391	130%
Loss for the year from discontinued operations, net of tax	(75,813)	(98,260)	22,447	23%
Minority interests	8,964	6,132	2,832	46%
Net profit for the year attributable to equity holders of the company	168,947	10,277	158,670	1,544%

        Subscribers:    Total subscribers for the years ended December 31, 2006 and 2005 by segment were as follows:

Subscribers	2006	2005	Growth
Central America	5,164,167	2,737,126	89%
South America	4,329,973	1,337,739	224%
Africa	3,425,680	2,006,634	71%
Asia	2,025,625	1,429,766	42%

Total	14,945,445	7,511,265	99%

        As of December 31, 2006, our worldwide total mobile subscriber base increased by 99% to 14,945,445 mobile subscribers from 7,511,265 mobile subscribers as of December 31, 2005. Growth was particularly strong in Central and South America, where we acquired our Colombian business with 1.9 million subscribers in the fourth quarter of 2006. Particularly significant percentage increases by operating company were recorded in Ghana (170%), Chad (105%), Guatemala (91%), El Salvador (88%), Honduras (86%), and Paraguay (84%). This subscriber growth was driven by substantially higher capital expenditure in 2006. The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques, for example e-PIN. Future subscriber growth is highly dependant on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

        Our attributable subscriber base increased to 12,840,568 mobile subscribers as at December 31, 2006 from 6,277,234 mobile subscribers as of December 31, 2005, an increase of 105%. Prepaid subscribers accounted for 94% or 14,069,319 of the total cellular subscribers. Total mobile minutes increased by 82% in the year ended December 31, 2006 compared with 2005.

        Revenues:    Revenues for the years ended December 31, 2006 and 2005 by segment were as follows:

Revenue	2006	2005	Growth
	USD '000	USD '000
Central America	796,111	452,600	76%
South America	321,038	141,655	127%
Africa	312,105	204,397	53%
Asia	146,846	124,128	18%

Total	1,576,100	922,780	71%

        We derive revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

        Total revenues increased by 71% for the year ended December 31, 2006 to $1,576 million from $923 million for the year ended December 31, 2005. The increase is mainly due to strong growth in the number of subscribers which increased by 99% to 14.9 million as of December 31, 2006 from 7.5 million as of December 31, 2005. Revenue growth was seen throughout Millicom's segments and especially in Central America where revenues increased by 76% for the year ended December 31, 2006. Revenues also increased for the year ended December 31, 2006 by 127% in South America due to the implementation of per second billing and low denomination reloads in Paraguay and helped by the addition of $90 million of revenues in the fourth quarter from Millicom's new operation in Colombia. The increase in revenue for the year ended December 31, 2006 was 53% in Africa and 18% in Asia.

        Revenues from the provision of telecommunications services increased to $1,500 million in 2006 from $880 million in 2005. Central and South America were the key drivers of this growth reflecting the success of tigo® in its second year. tigo® represents our triple "A" operating strategy of a quality and widely available network, ubiquitous distribution and affordable products and services. Implementing this strategy across all our operations has been the key to driving revenue growth. This strategy drove higher penetration rates in our existing markets which increased the subscriber base. Furthermore, the existing subscribers increased their average airtime usage through additional voice minutes as we made the products more affordable and through the take up of value-added services. In addition our acquisition of Colombia added 2.1 million subscribers and $90 million of revenue.

        We see equipment sales as a support for our telecommunications services by allowing customers to access these services. Consequently revenue from equipment sales is relatively small compared to revenue from the provision of telecommunications services. Revenues from equipment sales increased to $76 million in 2006 from $42 million in 2005.

        Further revenue growth will likely come from all of our operations as we continue to implement our triple "A" strategy, particularly in the countries where tigo® was most recently launched. At the end of 2006 we rebranded our Colombia operation to tigo® and at the beginning of 2007 we launched tigo® in Sri Lanka, the Democratic Republic of Congo and the Lao People's Democratic Republic. This strategy will continue to drive higher penetration rates in our markets. The average revenue per user

(ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposal income. However, this might not happen immediately as we continue to see price elasticity amongst our existing customers and as we continue to develop our valued added services. In addition, the performance of Millicom's new operations in Colombia and the Democratic Republic of Congo will likely have a significant impact on revenues in the coming years.

        A number of telecommunications regulators in the countries where we operate have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, lower interconnect rates often enable us and our competitors to reduce prices to the final customer. Due to the price elasticity in our markets, lower prices usually drive significantly higher usage which often results in overall increases in revenues.

        Cost of sales:    Cost of sales increased by 65% for the year ended December 31, 2006 to $617 million from $373 million for the year ended December 31, 2005. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand out networks and depreciation increased due to the higher capital expenditures on our networks. Lastly, cost of sales was impacted by the acquisition of our Colombian business. As a result of these factors, gross margin increased slightly to 61% for the year ended December 31, 2006 compared to 60% for the year ended December 31, 2005.

        Future gross margin percentages will be mostly affected by the mix of revenues generated from calls made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. In addition, Millicom's investments in capital expenditure will impact depreciation in future years.

        Sales and marketing:    Sales and marketing expenses increased by 99% for the year ended December 31, 2006 to $247 million from $124 million for the year ended December 31, 2005. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues, increased spending on brand awareness and point of sales materials, particularly where we were aggressively rolling out tigo® in Africa and Asia, and increased sales and marketing costs in Colombia as Millicom rebranded this operation to tigo® at the end of 2006. As a percentage of revenues, sales and marketing expenses increased from 13% for the year ended December 31, 2005 to 16% for the year ended December 31, 2006.

        Future sales and marketing costs will be impacted by the rollout of tigo® into the remaining Millicom markets where it is not yet used and the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

        General and administrative expenses:    General and administrative expenses increased by 72% for the year ended December 31, 2006 to $246 million from $143 million for the year ended December 31, 2005. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations, but also higher staff costs from more employees needed to manage the growth of the business. In addition, there was an increase in stock compensation costs as Millicom introduced a new long term incentive plan for its senior employees. As a percentage of revenues, general and administrative expenses remained stable at 16% for the years ended December 31, 2006 and 2005.

        We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

        Other operating expenses:    Other operating expenses increased by 63% for the year ended December 31, 2006 to $38 million from $23 million for the year ended December 31, 2005. This increase is mainly explained by:

  •
  the costs associated with the strategic review of its operation which it carried out earlier this year as a result of the interest shown in Millicom by a number of other parties; and

  •
  the increased size of its corporate staff and other group support functions to oversee and support the significant growth in the operating companies. Millicom will further add to its corporate staff in 2007 in order to manage and support further growth in the coming years.

        Operating profit:    Operating profit for the years ended December 31, 2006 and 2005 by segment were as follows:

Operating profit	2006	2005	Growth
	USD '000	USD '000
Central America	334,923	177,012	89%
South America	49,657	29,555	68%
Africa	63,143	55,440	14%
Asia	36,070	33,418	8%
Unallocated	(42,505)	(20,056)

Total	441,288	275,369	60%

        Total operating profit for the year ended December 31, 2006 was $441 million compared with $275 million for the year ended December 31, 2005. This increase in operating profit was due to the higher revenues. The operating profit margin fell slightly from 30% to 28% mainly due to the acquisition of Millicom's operation in Colombia in October 2006 which incurred an operating loss of $5 million from the date of acquisition to December 31, 2006. Millicom expects this operation to record an operating loss in 2007 as it aggressively rollouts out the triple "A" operating strategy for the company incurring sales and marketing and network rollout costs ahead of the related revenues. Beyond 2007, this operation should generate operating profits. The operating margin for the segments varied from 2005 to 2006 mainly as a result of the different stages of implementation of the triple "A" operating strategy among the companies. In most cases, those where the triple "A" model was implemented before 2006, mainly Central and South America (excluding Colombia), were able to improve their operating margins. Those where the model has been implemented later, most African countries and Sri Lanka, saw pressure on the operating margins as they incurred costs ahead of revenues to implement the model, rebrand as tigo® and grow their businesses.

        In future, our operating profitability will depend on the ability of Millicom to continue growing revenues while maintaining control of costs. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits when the impact of the introduction of tigo® in these countries takes full effect in 2008.

        Interest expense:    Interest expense for the year ended December 31, 2006 increased by 7% to $124 million from $116 million for the year ended December 31, 2005. This increase arose primarily from additional borrowings in the operations which were offset by a lower interest charge from the 5% Mandatory Exchangeable Notes which were settled in August 2006. Interest costs for the operations will continue to increase in 2007 as Millicom arranges more of the funding for the growth in its operations through local borrowings.

        Interest and other income:    Interest and other income for the year ended December 31, 2006 increased by 56% to $36 million from $23 million for the year ended December 31, 2005. This increase was mainly due to the interest income on the higher cash balances.

        Other non operating expenses, net:    Other non operating expenses, net decreased from $13 million for the year ended December 31, 2005 to $1 million for the year ended December 31, 2006. This decrease was mainly as a result of higher exchange gains as a number of currencies strengthened against the dollar.

        Charge for taxes:    The net tax charge for the year ended December 31, 2006 increased to $118 million from $69 million in the year ended December 31, 2005. This increase is due to the increased profitability of our operations in 2006. The Group's effective tax rate decreased from 40% in 2005 to 33% in 2006, mainly as a result of a lower proportion of net corporate expenses and interest to total Group profit before taxes. This was due to both the growth in the Group profit before taxes and a lower net total of corporate expenses and interest compared to the prior year.

        The corporate expenses and interest exceed the income at the corporate holding companies and therefore the net total is not tax deductible. This causes the effective tax rate to increase. Millicom has been both increasing the corporate income by charging the operating companies management and brand fees and decreasing the corporate interest expense by replacing corporate debt with operating company debt. Consequently, the non-deductible net corporate expenses and interest was lower in 2006 compared to 2005.

        In future, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the profits of the operating companies grow, thus increasing the corporate income. In addition, as the Group profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group's effective tax rate. In 2007, these two factors will likely be, at least partially, offset by the net losses expected to be incurred by the Colombian and Democratic Republic of Congo businesses, which may be non deductible and thus increase the effective tax rate.

        The Group effective tax rate is also impacted by operating companies that are taxed on revenues rather than profit before tax. In 2006, the Group effective rate benefited from these situations. There is a risk that these situations could change and that these operating companies could be taxed on profit before tax in future years. This would likely increase the Group effective tax rate. Overall, Millicom expects the Group effective tax rate to be slightly lower in 2007 if there are no significant changes in the methods of taxing the operating companies.

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2006 was $169 million compared to a net profit of $10 million for the year ended December 31, 2005. Profit from continuing operations increased to $236 million for the year ended December 31, 2006 from $102 million for the year ended December 31, 2005 for the reasons stated above. The loss from discontinued operations for the year ended December 31, 2006 was $76 million compared to a loss from discontinued operations for the year ended December 31, 2005 of $98 million.

Operating Results

Years Ended December 31, 2005 and 2004

        The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2005	2004
	(in thousands of U.S. dollars, except percentages)
Revenues	922,780	665,579	257,201	39%
Cost of sales	(373,427)	(276,220)	(97,207)	35%
Sales and marketing	(124,187)	(91,488)	(32,699)	36%
General and administrative expenses	(143,341)	(96,438)	(46,903)	49%
Other operating expenses	(23,137)	(29,238)	6,101	(21)%
Other operating income	15,412	3,287	12,125	369%
Gain(loss) from sale of subsidiaries and joint ventures, net	1,269	(2,207)	3,476	157%
Operating profit	275,369	173,275	102,094	59%
Interest expense	(116,031)	(101,877)	(14,154)	14%
Interest and other financial income	23,373	5,773	17,600	305%
Other non operating expenses, net	(12,807)	(6,259)	(6,548)	105%
Profit from associates	1,296	814	482	59%
Charge for taxes	(68,795)	(43,842)	(24,953)	57%
Profit for the year from continuing operations	102,405	27,884	74,521	267%
Profit/(loss) for the year from discontinued operations, net of tax	(98,260)	54,797	(153,057)	(279)%
Minority interests	6,132	(16,790)	22,922	37%
Net profit for the year attributable to equity holders of the company	10,277	65,891	(55,614)	(84)%

        Subscribers:    Total subscribers for the years ended December 31, 2005 and 2004 by segment were as follows:

Subscribers	2005	2004	Growth
Central America	2,737,126	1,697,036	61%
South America	1,337,739	937,397	43%
Africa	2,006,634	1,120,615	79%
Asia	1,429,766	1,092,565	31%

Total	7,511,265	4,847,613	55%

        As of December 31, 2005, our worldwide total mobile subscriber base increased by 55% to 7,511,265 mobile subscribers from 4,847,613 mobile subscribers as of December 31, 2004. Growth was particularly strong in Central America and Africa. Particularly significant percentage increases by operating company were recorded in Guatemala, Senegal and Laos. This subscriber growth was driven by substantially higher capital expenditure in 2005 compared to 2004.

        Our attributable subscriber base increased to 6,277,234 mobile subscribers as at December 31, 2005 from 3,962,608 mobile subscribers as of December 31, 2004. Prepaid subscribers accounted for 94% of the total cellular subscribers as of December 31, 2005 versus 91% as of December 31, 2004. Total mobile minutes increased by 62% in the year ended December 31, 2005 compared with 2004.

        Revenues:    Revenues for the years ended December 31, 2005 and 2004 by segment were as follows:

Revenue	2005	2004	Growth
	USD '000	USD '000
Central America	452,600	304,816	48%
South America	141,655	116,703	21%
Africa	204,397	149,802	36%
Asia	124,128	94,258	32%

Total	922,780	665,579	39%

        Total revenues increased by 39% for the year ended December 31, 2005 to $923 million from $666 million for the year ended December 31, 2004. The increase is mainly due to strong growth in the number of subscribers which increased by 55% to 7.5 million as of December 31, 2005 from 4.8 million as of December 31, 2004. This subscriber growth was driven by substantially higher capital expenditure in 2005, particularly in the second half. The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity which attracted additional subscribers. Revenue growth was seen throughout Millicom's segments and especially in Central America where revenues increased by 48% for the year ended December 31, 2005. Revenues increased for the year ended December 31, 2005 by 21% in South America, 36% in Africa, and 32% in Asia.

        Cost of sales:    Cost of sales increased by 35% for the year ended December 31, 2005 to $373 million from $276 million for the year ended December 31, 2004. The increased cost of sales is mainly due to the costs associated with the growth in revenues described above. Gross margin increased slightly from 58% for the year ended December 31, 2004 to 60% for the year ended December 31, 2005.

        Sales and marketing:    Sales and marketing expenses increased by 36% for the year ended December 31, 2005 to $124 million from $91 million for the year ended December 31, 2004. This was mainly as a result of increased spending on sales and marketing in order to drive revenue growth and the rollout of tigo® in South and Central America and in Africa. In addition increased sales and marketing costs were incurred in Chad for the launch of operations there in October 2005. As a percentage of revenues, sales and marketing expenses decreased slightly from 14% for the year ended December 31, 2004 to 13% for the year ended in December 31, 2005.

        General and administrative expenses:    General and administrative expenses increased by 49% for the year ended December 31, 2005 to $143 million from $96 million for the year ended December 31, 2004. This increase is partly explained by the increase in staff and other costs incurred to support the expansion in our operations. As a percentage of revenues, general and administrative expenses increased from 14% for the year ended December 31, 2004 to 16% for the year ended December 31, 2005.

        Other operating expenses:    Other operating expenses decreased by 21% for the year ended December 31, 2005 to $23 million from $29 million for the year ended December 31, 2004. The decrease is mainly explained by the discontinuation of amortization of goodwill as from January 1, 2005 as a result of the adoption of IFRS3 "Business Combination".

        Other operating income:    Other operating income increased by 369% for the year ended December 31, 2005 to $15 million from $3 million for the year ended December 31, 2004. The increase is mainly due to the immediate recognition in income in 2005 of $6 million from the excess of fair value over the purchase price of the minority interest acquired in Honduras, and to the profit on the sale in 2005 for $4 million ($2 million of which we received in November 2006) of the Extelcom option which related to the business that we previously owned in the Philippines.

        Gain (loss) from sale of subsidiaries and joint ventures, net:    For the year ended December 31, 2005, there was a net gain of $1 million, mainly reflecting the gain on the sale of several minor entities, up from a net loss of $2 million for the year ended December 31, 2004, resulting mainly from the disposal of our operation in Argentina.

        Operating profit:    Operating profit for the years ended December 31, 2005 and 2004 by segment was as follows:

Operating profit	2005	2004	Growth
	USD '000	USD '000
Central America	177,012	113,741	56%
South America	29,555	16,546	79%
Africa	55,440	45,732	21%
Asia	33,418	21,058	59%
Unallocated	(20,056)	(23,802)

Total	275,369	173,275	59%

        Total operating profit increased by 59% for the year ended December 31, 2005 to $275 million compared with $173 million for the year ended December 31, 2004. This increase was mainly as a result of the growth in revenues and Millicom's ability to control of costs. The operating margin in 2005 was 30% compared to 26% in 2004. Over 2% of this increase was due to the higher other operating income and gain (loss) from sale of subsidiaries and joint ventures, net in 2005 versus 2004.

        Interest expense:    Interest expense for the year ended December 31, 2005 increased by 14% to $116 million from $102 million for the year ended December 31, 2004. This increase arose primarily from additional borrowings, in particular, the 4% convertible notes.

        Interest and other income:    Interest and other income for the year ended December 31, 2005 increased by 305% to $23 million from $6 million for the year ended December 31, 2004. This increase was mainly due to the interest income on the higher cash balances.

        Other non operating expenses, net:    Other non operating expenses, net increased from $6 million for the year ended December 31, 2004 to $13 million for the year ended December 31, 2005. This increase was mainly as a result of increased exchange losses as a number of currencies weakened against the dollar.

        Charge for taxes:    The net tax charge for the year ended December 31, 2005 increased to $69 million from $44 million in the year ended December 31, 2004. This increase is mainly due to the increased profitability of our operations in 2005. The Group's effective tax rate decreased from 61% in 2004 to 40% in 2005, mainly as a result of a lower proportion of net corporate expenses and interest to total costs. This was due to both the growth in the Group profit before taxes and a lower net total of corporate expenses and interest compared to the prior year. The corporate expenses and interest exceed the income at the corporate holding companies and therefore the net total is not tax deductible. This causes the effective tax rate to increase. Millicom has been both increasing the corporate income by charging the operating companies management and brand fees and decreasing the corporate interest expense by replacing corporate debt with operating company debt. Consequently, the non-deductible net corporate expenses and interest was lower in 2005 compared to 2004.

        In addition Millicom's operation in Guatemala changed from being taxed on profits to being taxed on revenues, which had the effect of reducing our effective tax rate.

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2005 was $10 million compared to a net profit of $66 million for the year ended December 31, 2004. Profit from continuing operations increased to $102 million for the year ended December 31, 2005 from $28 million for the year ended December 31, 2004 for the reasons stated above. The loss from discontinued operations for the year ended December 31, 2005 was $98 million compared to a profit from discontinued operation for the year ended December 31, 2004 of $55 million.

Other significant items

Acquisitions

        On October 2, 2006, the Group acquired 50% plus one of the voting shares of Colombia Móvil S.A., a mobile operation in Colombia. The purchase price of Colombia Móvil S.A. was $124 million, including acquisition costs of $2 million, and was financed through borrowings.

        In July, 2006, Millicom completed its purchase for a total consideration of $5 million of the remaining 4% ownership interest in Telefonica Celular del Paraguay S.A., its subsidiary in Paraguay in which Millicom now has 100% ownership. The acquisition was approved by the regulatory authorities on July 12, 2006. Millicom recognised goodwill of $3 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

        On March 14, 2006, Millicom purchased for a total consideration of $35 million the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership. Millicom recognised goodwill of $31 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

        On January 23, 2006, Millicom purchased for a total consideration of $20 million the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership. Millicom recognised goodwill of $16 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

        On December 16, 2005, Millicom entered into an agreement with Comtech, the minority shareholder in its operation in Sierra Leone to purchase the remaining 30% of shares in Sierra Leone not already held by Millicom for $3 million. The purchase was made in two installments. The first one, on December 16, 2005 by which the agreements were formally signed and 50% of the purchase price was paid. The second one, which occurred on February 1, 2006, when the shares were actually transferred to Millicom and the second half of the purchase price was settled. Between those dates, certain administrative matters had to be solved by the parties, the most significant one being the receipt by the National Bank of Sierra Leone of the confirmation of the sale. As the later was received on December 22, 2005, Millicom recorded the acquisition on that date as by then both parties had effectively fulfilled their main obligations under the agreement and the remaining administrative matters were customary to the finalization of the agreement. The purchase price of $3 million is entirely recognised as goodwill as Millicom's operation in Sierra Leone had negative equity on the acquisition date.

        In December 2005, Millicom bought an option to purchase 30% of Millicom (Ghana) Limited, Millicom's operation in Ghana, from a former shareholder for an amount of $20 million. This amount is entirely recognised as goodwill as the purchase of the option represents, in substance, the acquisition of the economic benefits associated with the 30% minority interest and at the date of the purchase of the option by Millicom, Millicom Ghana Limited had negative shareholders' equity.

        On September 13, 2005, the Group acquired 100% control of Oasis S.P.R.L., a mobile telephony provider in the Democratic Republic of Congo, at an acquisition cost of $35 million.

        On May 26, 2005 Millicom acquired an additional 16.67% in the capital of its operation in Honduras, Telefonica Celular ("Celtel"), for a total consideration of $20 million, bringing its ownership from 50.00% to 66.67%. Due to the existence of joint control, Millicom continues to account for Celtel as a joint venture using proportional consolidation. The results of Celtel have been proportionally consolidated at 50.00% for the period from January 1, 2005 to May 26, 2005 and at 66.67% afterwards.

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

Divested operations

        The sale of Pakcom one of Millicom's operations in Pakistan was completed in June 2006 for a consideration of $1. As part of the sale of Pakcom Limited, Millicom transferred at no cost to the Arfeen group 10% of its ownership in Paktel to the Arfeen group, reducing Millicom's ownership in Paktel Limited to 88.68%. No gain or loss was recorded on this disposal. This operation has been classified as a discontinued operation in the 2006 financial statements.

        Millicom decided to exit from its remaining business in Pakistan, Paktel Limited, on November 13, 2006. The agreement relating to the sale of our 88.68% interest in Paktel Limited to China Mobile Communications Corporation for an enterprise value of $460 million, resulting in net proceeds of approximately $284 million, was signed on January 21, 2007 and the transaction was completed on February 13, 2007. Paktel Limited has been classified as a discontinued operation in the 2006 financial statements.

        Millicom had entered in October 2003 into a Management Agreement to manage a mobile telephony network for Rafsanjan Industrial Complex Islamic Cooperative Company ("RIC"). On September 11, 2006, Millicom and RIC mutually agreed to terminate the Management Agreement, mainly because the business relationship with RIC had not developed as favorably as initially expected.

        Millicom also had an option to acquire at book value an equity ownership in a new Iranian company that would operate the mobile network to be contributed by RIC. Between February 9, 2004 and February 9, 2007 Millicom could acquire up to 47% of the equity of this company. After that date and until February 9, 2009, Millicom had the right to acquire an additional 30% of the equity in addition to any shares acquired before that date, provided that the total percentage acquired did not exceed 47%. Millicom intended to exercise the option if, among other conditions, RIC managed to negotiate a favorable interconnection agreement with Telecommunications Company of Iran ("TCI"), the incumbent Iranian telecommunications operator. As RIC failed to obtain favorable interconnection terms from TCI and in consideration of other factors, Millicom irrevocably terminated its rights under the option agreement in November 2006.

        In May 2006, Millicom divested its wholly-owned subsidiary MIC-USA Inc. for $1. A net gain of $6.1 million was recognized from the sale and MIC-USA Inc. ceased to be consolidated from the date of sale. As part of the sale of MIC-USA Inc., Millicom sold Great Universal Inc. and Modern Holdings Inc. Although Great Universal Inc. and Modern Holdings Inc were wholly-owned by Millicom, they were not consolidated because of the existence of outstanding warrants that enabled warrant holders to control Great Universal Inc. and Modern Holdings Inc. These entities were accounted for as financial assets available for sale. As a result, the revaluation reserve was reversed and no gain or loss was recorded on their disposal in 2006.

        Millicom also sold other minor subsidiaries and other joint-ventures in 2006, including Millicom Peru S.A., its operation in Peru, which has been treated as a discontinued operation, for $6.4 million net proceeds resulting in a gain of $2.7 million.

        Millicom has an 80% equity interest in Comvik International (Vietnam) AB ("Comvik") which had entered into a Business Cooperation Contract ("BCC") with a government-owned company to operate a nationwide cellular GSM network in Vietnam (Mobifone). The BCC expired in May 2005 and Millicom had been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest. During the third quarter of 2006, Millicom concluded that it was unlikely that an acceptable agreement would be reached in the near future and therefore has classified Comvik as a discontinued operation from that date. Millicom has no other continuing operation in Vietnam. As of December 31, 2006, Comvik has been presented as an abandoned operation. As such its assets and liabilities are still included under the relevant individual balance sheet captions. There is likely to be limited financial impact from the closure of the BCC in 2007.

        In 2005, Millicom completed the sale of Millicom Chile S.A., which held certain rights in Chile, for net total proceeds of $0.9 million realising a net gain of $0.9 million.

        In 2005, Millicom disposed of or liquidated a number of other minor subsidiaries for nil net proceeds realising a net gain of $0.4 million.

        In September 2004, Millicom completed the sale of Millicom Argentina S.A., its broadband operation in Argentina, for net total proceeds of $2.0 million realising a net loss of $2.1 million.

        Following the restructuring of Millicom's holding in Millicom Lao Co. Ltd in December 2004, Millicom disposed of 3.9% of this operation for nil net proceeds realising a gain of $0.1 million.

        In 2004, Millicom disposed of or liquidated a number of minor subsidiaries for nil net proceeds realising a net loss of $0.2 million.

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our companies operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We usually do not enter into hedging transactions to limit our foreign currency exposure. Millicom had a net exchange gain of $5 million for the year ended December 31, 2006, excluding the exchange loss of $36 million on the 5% Mandatory Exchangeable Notes which were settled in August 2006, compared to a loss of $5million for the year ended December 31, 2005, excluding an exchange gain of $28 million on the 5% Mandatory Exchangeable Notes.

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

Liquidity and Capital Resources

Overview

        We believe that our working capital is sufficient for our present requirements.

        As of December 31, 2006, Millicom's total consolidated outstanding debt and other financing was $1,494 million (2005: $1,233 million). Of this amount, $710 million (2005: 1,016 million) represented the Company's and Millicom Telecommunications S.A. indebtedness and $784 million (2005: $216 million) represented the consolidated indebtedness of our subsidiaries and joint ventures.

        As at December 31, 2006, we had total consolidated outstanding debt and other financing of $1,494 million. Of this amount,

  •
  $539 million ($538 million in 2005), net of deferred financing fees, was in respect of the 10% Senior Notes;

  •
  $171 million ($163 million in 2005), net of deferred financing fees, was in respect to the 4% Convertible Notes;

  •
  $784 million ($216 million in 2005) was in respect of the indebtedness of our operations.

        In addition, there was $316 million in 2005 in respect of the 5% Mandatory Exchangeable Notes.

        At the operating company level, we seek, in the long term, to finance the costs of developing and expanding mobile operations on a project-by-project basis. Operations are typically financed initially by contributions from Millicom in the form of equity and, in some cases, debt. In many cases, we seek to replace such equity and debt with third party financing, which after the initial stages of an operating company's development, is typically non-recourse to Millicom. Sources of financing at the operating company level have included vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation ("IFC") and the Overseas Private Investment Corporation ("OPIC") and bank lines of credit.

        We seek to obtain financing at an operating company level in the relevant local currency so as to limit the impact of currency fluctuations, although this is not always possible.

Cash Upstreaming

        The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash to the Company. For the year ended December 31, 2006, we upstreamed $361 million from 15 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. In 2005, we upstreamed $163 million from 15 of 17 countries in which we operated. In 2004, we upstreamed $171 million from 13 of 15 countries in which we operated.

Cash Flows

Years Ended December 31, 2006 and 2005

        For the year ended December 31, 2006, cash provided by operating activities was $485 million, compared to $410 million for the year ended December 31, 2005. The increase is mainly due to increased cash flows from operating activities.

        Cash used by investing activities was $567 million for the year ended December 31, 2006, compared to $444 million for the year ended December 31, 2005. In the year ended December 31, 2006 Millicom used cash to purchase $493 million of property, plant and equipment compared to $324 million for the same period in 2005. Furthermore Millicom used $62 million to purchase the remaining minority interests in its operations in Paraguay, Senegal, Tanzania and Sierra Leone and $124 million to acquire its operation in Colombia. This amount was offset by $151 million cash acquired as a result of the acquisition of Colombia. In 2005, Millicom used $72 million, net of cash acquired, to purchase investments in the Democratic Republic of Congo, Ghana, Honduras and Sierra Leone.

        Financing activities provided total cash of $148 million for the year ended December 31, 2006, compared to $221 million for the year ended December 31, 2005. In the year ended December 31, 2006, we repaid debt of $269 million while raising funds of $407 million through new financing and $14 million through the issuance of shares.

        The net cash inflow in year ended December 31, 2006 was $60 million compared to an inflow of $183 million for the year ended December 31, 2005. Millicom had closing cash and cash equivalents balances of $657 million as at December 31, 2006 compared to $597 million as at December 31, 2006.

Years Ended December 31, 2005 and 2004

        For the year ended December 31, 2005, cash provided by operating activities was $410 million compared to $303 million for the year ended December 31, 2004. The increase is mainly due to increased cash flows from operating activities.

        Cash used by investing activities was $444 million for the year ended December 31, 2005, compared to $187 million for the year ended December 31, 2004. In the year ended December 31, 2005 Millicom used cash to purchase $324 million of property, plant and equipment compared to $198 million for the same period in 2004. Furthermore, during 2005, Millicom used $72 million to purchase investments in the Democratic Republic of Congo, Ghana, Honduras and Sierra Leone.

        Financing activities provided total cash of $221 million for the year ended December 31, 2005, compared to $150 million for the year ended December 31, 2004. In the year ended December 31, 2005, we repaid debt of $120 million while raising additional funds of $340 million through financing and $4 million through the issuance of shares.

        The net cash inflow in year ended December 31, 2005 was $183 million compared to an inflow of $265 million for the year ended December 31, 2004. Millicom had closing cash and cash equivalents balances of $597 million as at December 31, 2005 compared to $413 million as at December 31, 2004.

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

Divestments

        Millicom continually monitors the performance of its investments. Those operations in which Millicom does not believe that it can generate future adequate returns are reviewed for potential sale or closure.

Capital Expenditures

        Our capital expenditure of property, plant and equipment, licenses and other intangibles by geographical region for the years ended December 31, 2006, 2005 and 2004 has been as follows:

	2006	2005	2004
Central America	202,649	82,082	65,656
South America	73,649	30,498	24,122
Africa	263,830	113,277	79,610
Asia	110,084	39,566	33,662
Unallocated items	68	820	149
Discontinued operations	107,901	309,697	292,310

Total	758,181	575,940	495,509

        We expect to direct our capital expenditures towards our new operation in Colombia, the roll out of tigo® across African and Asia regions, particularly in the Democratic Republic of Congo, as well as to continue network expansion (coverage and capacity) in each cluster.

Commitments to Purchase Network Equipment within One Year

        As of December 31, 2006, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $308.6 million from a number of suppliers, all of which was within one year.

        As of December 31, 2005, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $136.8 million from a number of suppliers, of which $91.8 million was within one year.

Financing

        We finance our operations on a project-by-project basis at both the operational and parent entity level. Once a license is awarded, we make an initial investment in the form of equity and, in some cases, debt. The local operation typically is granted between six and 12 months to build out its initial mobile telephone network. During this initial phase, we frequently supplement our investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by Millicom. We seek to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where practicable, we endeavor to obtain financing in local currencies and without recourse to Millicom. However, Millicom may guarantee such project financing for an initial period until certain performance targets are achieved. We intend to continue to pursue a project-by-project approach to fund our systems. If additional investment is required, we seek, whenever possible, to fund such investment through shareholder loans from the Company. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of December 31, 2006, approximately 31% of our debt at the operational level was denominated in local currency.

        Millicom's total consolidated indebtedness as of December 31, 2006 was $1,494 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, short-term time deposits) was $837 million. Our annual interest expense for the years ended December 31, 2006 and 2005 was $124 million and $116 million, respectively.

  10% Senior Notes

        On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. The effective interest rate is 10.4%.

        The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom's subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

        Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

        If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The indenture contains certain covenants that, among other things, limit Millicom's ability to incur additional indebtedness, make certain payments, including dividends or other distributions, with respect to Millicom's share capital and the share capital of Millicom's subsidiaries, make certain investments, prepay subordinated debt, create certain liens, engage in certain transactions with affiliates, engage in certain asset sales, consolidate, merge or transfer all or substantially all of Millicom's assets and enter into other lines of business. Certain of these covenants will no longer apply if the 10% Senior Notes are rated above a certain level by the rating agencies or if Millicom meets certain financial criteria after December 1, 2006. These criteria were met and consequently the limitations on: asset disposals, consolidation or mergers in the event additional debt incurred, debt, restricted payments, dividend and other payment restrictions affecting subsidiaries, sale and leaseback transactions, liens securing Millicom debt and transactions with affiliates and related persons no longer applied at December 31, 2006.

  4% convertible Notes

        In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

        The 4% Convertible Notes are direct, unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate is 9.8%.

        Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of December 31, 2006, none of the 4% Convertible Notes have been converted into ordinary shares.

        If Millicom experiences a change of control, during the 60 days period following such change of control, each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price ranging from $25.56 to $34.86 per share.

        If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to redeem its notes at their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2006 was $39.1 million (2005: $39.1 million) and the value allocated to debt was $171.2 million (2005: $163.3 million).

  5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications S.A., Millicom's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million on that date) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which were exchangeable into Tele2 AB series B ("Tele2") shares. The 5% Mandatory Exchangeable Notes were entitled to be exchanged, either voluntarily at the option of the noteholders or mandatory by Millicom Telecommunications S.A., for an aggregate of up to 26,905,200 Tele2 AB series B shares (note 13) which Millicom held through Millicom Telecommunications S.A.

        The 5% Mandatory Exchangeable Notes bore interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate was 8.5%. On August 7, 2006, the 5% Mandatory Exchangeable Notes were fully redeemed (December 31, 2005: carrying amount of $315.4 million). From January 1, 2006 to August 7, 2006, an exchange loss of $35.6 million (2005: gain of $60.6 million) was recognised on the 5% Mandatory Exchangeable Notes.

        The 5% Mandatory Exchangeable Notes were secured by 26,905,200 Tele2 shares. In 2003, as part of the financing, Millicom purchased U.S. treasury strips which were used to settle the interest payments.

        The 5% Mandatory Exchangeable Notes included an embedded derivative, which was valued separately. The embedded derivative, which reflected Millicom's limited right to participate in the increase in value of the Tele2 shares or Millicom's protection against a decrease in value of the Tele2 shares, was recorded at fair value, taking into account time and volatility factors. As of December 31, 2006, the embedded derivative was fully derecognised as a result of the redemption of the 5% Mandatory Exchangeable Notes (2005: an asset at a fair value of $39.3 million was recognized—see note 13). The change in fair value for the year ended December 31, 2006 was a gain of $66.1 million (2005: a loss of $6.0 million), which was recorded under the caption "Other non operating expenses, net".

        All 5% Mandatory Exchange Notes were exchanged by Millicom on August 7, 2006.

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by country is as follows:

	2006	2005
	US$ '000	US$ '000
Bolivia(i)	28,241	18,560
Colombia(ii)	372,396	—
Democratic Republic of Congo(iii)	25,781	—
El Salvador(iv)	154,223	35,556
Ghana(v)	38,391	11,533
Honduras(vi)	20,132	13,747
Paraguay(vii)	21,003	13,406
Senegal(viii)	28,367	12,605
Sri Lanka(ix)	34,357	19,177
Pakistan (x)	—	46,820
Other	60,923	44,977

Total other debt and financing	783,814	216,381

Of which:
due after more than 1 year	649,153	120,041
due within 1 year	134,661	96,340

	783,814	216,381

        Significant individual financing facilities are described below:

i)     Bolivia

        In June 2001, Telefonica Celular de Bolivia SA ("Telecel Bolivia") signed a financing agreement for $25.0 million with the International Finance Corporation (IFC) and $10.0 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel Bolivia signed an agreement with Bayerische Landesbank ("BLB") for an aggregate amount of $10.4 million. The IFC and FMO financings bears interest at $ LIBOR plus 3.75% and the BLB financing bears interest at $ LIBOR plus 1.15%. These financings are repayable in tranches until 2007 and are guaranteed by the Company. As at December 31, 2006, $7.2 million (2005: $15.1 million) was outstanding on these financings, solely under the IFC facility. This financing is repayable in tranches until 2007 and guaranteed by the Company.

        In July 2006, Standard Bank granted a bridge financing of $15.0 million, maturing on December 14, 2007, and bearing interest at $ LIBOR plus 3.75%, which was fully drawn as at December 31. 2006.

        In addition to the above, Millicom's operation in Bolivia also had $6.0 million of other debt and financing outstanding as at December 31, 2006 (2005: $3.5 million).

ii)    Colombia

        In October 2006, the Company acquired 50% plus 1 share in Colombia Movil S.A. E.S.P. At the time of the acquisition the Company had a $70.4 million Hermes guaranteed export credit facility with Citigroup maturing in January 2012 and a $129.4 million loan facility arranged by BBVA maturing in November 2009. The facilities bear interest at respectively IPC plus 6.30% and DTF plus 4.15%. As at

December 31, 2006, $59.1 million and $127.7 million were outstanding under these facilities. These financings are 100% guaranteed by the minority shareholders.

        Additionally Colombia Movil had other debt and financing of $80.3 million guaranteed by the founding shareholders and loans from founding shareholders of $185.6 million as at December 31, 2006. These loans from founding shareholders bear interest at DTF plus 4.15% and mature between 2011 and 2013.

iii)   Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106.3 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei, an equipment supplier. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2006, $21.5 million was outstanding under this facility and in addition Oasis had other debt and financing of $4.3 million.

iv)    El Salvador

        In September 2006, Telemovil entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. As of December 31, 2006, $154.2 million of this facility was outstanding.

        In November 2004, Telemovil entered into a $40.0 million loan from a syndicate consisting of ABN Amro, Citibank and Scotiabank. This loan bears interest at 3 month $ LIBOR plus 2.5%.This loan was repaid in September 2006. As at December 31, 2005, $35.6 million of this facility was outstanding.

v)     Ghana

        In July 2005, Millicom (Ghana) Ltd entered into a $20.0 million loan agreement with Citibank N.A., 75% guaranteed by the Overseas Private Investment Corporation ("OPIC") and 100% guaranteed by the Company. This loan bears interest at $ LIBOR plus 2.5% and is repayable in 8 semi-annual installments commencing in January 2007. As of December 31, 2006, $20.0 million (2005: $10.0 million) of this facility was outstanding.

        In 2006, Millicom (Ghana) Ltd also entered into a $18.4 million loan from Ericsson Credit BV, bearing interest at $ LIBOR plus 2.5%.

        In addition to the above, as at December 31, 2005, Millicom's operation in Ghana also had $1.5 million of other debt and financing outstanding.

vi)    Honduras

        Telefonica Celular S.A. has facilities with 7 local banks maturing between 2007 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2006 between 6.38% and 11% (2005: between 7% and 13%).

        As of December 31, 2006, $30.2 million was outstanding under these facilities. The Group's share of the debt was $20.1 million (2005: $13.7 million).

vii)  Paraguay

        In May 2005, Telecel entered into a $15.4 million loan agreement with the International Finance Corporation. This loan bears interest at 6 month $ LIBOR plus 3% and is repayable in 6 semi-annual installments commencing in September 2007. As of December 31, 2006, $15.4 million (2005: $5.0 million) of this facility was outstanding. The facility is 100% guaranteed by the Company.

        In addition to the above, Millicom's operation in Paraguay also had $5.6 million of other debt and financing outstanding as at December 31, 2006 (2005: $8.4 million).

viii) Senegal

        In December 2005, Millicom's operation in Senegal entered into a XAF 12,500 million loan agreement with Crédit Lyonnais Sénégal. This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. As of December 31, 2006, $25.2 million (XAF 12,500 million) (2005: $7.2 million) of this facility was outstanding.

        In September 2006, Sentel additionally entered into a XAF 1,611 million bridge loan with the Compagnie Bancaire de l'Afrique Orientale (CBAO). This loan bears a 7% interest rate and matures in March 2008. As of December 31, 2006 $3.2 million (XAF 1,611 million) of this facility was outstanding.

        In addition Millicom's operation in Senegal had $5.4 million of other debt or financing outstanding as at December 31, 2005.

ix)   Sri Lanka

        In 2004, ABN-Amro arranged a five year syndicated loan of LKR 2,000 million for Tigo (Pvt) Limited, 47.5% is bank guaranteed which in turn is guaranteed by the Company, and carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 2.25% (approximately 12.4% for the year ended December 31, 2006). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. Tigo (Pvt) Limited must repay the loan between 2006 and 2009. The outstanding amount as of December 31,2006 was $14.6 million (2005:$19.2 million).

        In 2006, Tigo (Pvt) Limited entered into a LKR 4.2 Bln facility, 50% bank guaranteed which in turn is counter guaranteed by the Company, maturing in December 2011, and bearing an interest equal to the average weighted prime lending rate plus 1.25% (Tranche A) and plus 1% (Tranche B). As of December 31, 2006, $12.4 million of this facility was outstanding.

        In addition to the above, Tigo (Pvt) Limited also had $7.4 million of other debt and financing outstanding as at December 31, 2006.

x)     Pakistan

        Paktel Limited has been classified as an asset held for sale and, accordingly, the outstanding debt of Pakistan has been transferred to liabilities held for sale as at December 31, 2006.

Guarantees

        In the normal course of business, the Company has issued guarantees to secure some of the obligations of some of its operations under bank financing agreements. As of December 31, 2006, the Company has issued $142 million of guarantees (2005: $53.8 million).

Pledged assets

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $516.0 million (2005: $445.8 million) including pledged deposits for $49.5 million (2005: $53.5 million).

Trend Information

        We believe there is a significant opportunity for rapid growth in our markets due to low mobile penetration in economies with high growth potential and substantial pent-up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We are developing a number of non-traditional distribution channels in our operations to expand our market share and reduce our operating costs. There is, however, a risk that, as new competitors enter our prepaid markets, as will be the case in Sri Lanka in the late 2007, and price competition intensifies, our prepaid customers may be more likely to move from one mobile operator to another than our postpaid customers. This also has the effect of driving prices down, thus eroding the profitability of the mobile operators. In that event, we believe our strong service coverage and increasing use of non-traditional distribution channels, competitive tariffs and brand awareness will enable us to compete effectively in our prepaid markets. However, this may not always be the case and, if we determine that the business is not sustainable, we may decide to exit the relevant market.

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

Critical Accounting Policies

        The consolidated financial statements as of December 31, 2006 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

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

Functional and presentation currencies

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of each subsidiary, joint venture and associates reflects the economic substance of the underlying events and circumstances of these entities. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in different currencies. The Group's consolidated financial statements are presented in U.S. dollar (the "presentation currency"). The functional currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the Goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in 'intangible assets, net'. Goodwill on acquisition of associates is included in 'investments in associates'. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.

        For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group's cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

  •
  Is not larger than a segment based on either the Group's primary or the Group's secondary reporting format.

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

Trademarks and Subscriber bases

        Trademarks and subscriber bases are recognised as intangible assets only when acquired in business combinations or ownership increase transactions in joint ventures. Their cost corresponds to the fair value as at the date of acquisition. Trademarks and subscriber bases have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trademarks and subscriber bases over their estimated useful lives. The estimated useful life for trademarks and subscriber bases are based on the specifications of the market in which they exist. Trademarks and subscriber bases are recorded under the caption "Intangible assets, net".

Impairment of Non-current Assets

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The recoverable amount is the higher of the fair value less cost to sell and value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market conditions of the time value of money and the risk specific to the asset. Impairment losses of continuing operations are recognised in the consolidated statements of profit and loss in those expense categories consistent with the function of the impaired asset.

        An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognised impairment loss is reversed if there has been a change in the estimate used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

        Where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets.

Trade receivables

        Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the consolidated statements of profit and loss within "Cost of sales". The nominal value less impairment of trade receivables is assumed to approximate their fair values.

Non-current assets (or disposal groups) held for sale and related liabilities

        Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. The liabilities of disposal groups are classified as "Liabilities directly associated with assets held for sale".

Borrowings and borrowing costs

        Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statements of profit and loss over the period of the borrowing using the effective interest method.

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

  Revenues from provision of telecom services

        These recurring revenues consist of connection fees, monthly subscription fees, airtime usage fees, interconnection fees, roaming fees and fees from other telecommunications services such as data services and short message services. Recurring revenues are recognised on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

        Subscription products and services are deferred and amortised over the estimated life of the customer relationship. Related costs are also deferred, to the extent of the revenues deferred, and amortised over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically.

  Prepayments

        Prepayments allow the forward purchase of a specified amount of airtime by customers. Revenues are recognised as credit is used. Unutilised airtime is carried in the balance sheet and is included under deferred revenue within "other current liabilities".

  Value added services

        Revenues from value added services such as text messaging, video messaging, ringtones, games etc, are recognised net of payments to the providers of these services when they are responsible for the contents and for determining the price paid by the subscriber.

  Multiple-element arrangements

        Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or on the residual method.

Share-based Compensation

        Up until May 2006, share options were granted to Directors, management and key employees. The fair value of the equity instruments granted in exchange for the services received is recognised as an expense over the vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the Group revises its estimate of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the consolidated statements of profit and loss, with a corresponding adjustment to equity. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

        Subsequent to May 2006, restricted share awards are granted to the Directors, management and key employees.

        The cost of these equity-transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and /or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

        No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Deferred tax

        Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

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

        Deferred income tax assets and liabilities are measured at the tax rate expected to apply to the year when the assets is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognised directly in equity is recognised in equity and not in the consolidated statements of profit and loss. Deferred tax assets and deferred tax liabilities are offset, if legally enforceable rights exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Discontinued operations

        Revenues and expenses associated with discontinued operations are presented in a separate line on the consolidated statements of profit and loss. Comparative figures in the consolidated statements of profit and loss representing the discontinued operations are also reclassified to a separate line. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and represent a major line of business or geographic unit which has been disposed of or is available for sale.

Significant Recent Accounting Developments

IFRS Developments

        Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2007 or later periods but which the Group has not yet early adopted, as follows:

  •
  IAS 23—Borrowing costs. In March 2007, the IASB issued a revised version of IAS 23 Borrowing Costs. The main change is the removal of the option to immediately recognise as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009.

  •
  IFRS 7—Financial Instruments—Disclosures. The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The principles in this IFRS complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement. Entities shall apply this IFRS for annual periods beginning on or after January 1, 2007.

  •
  IFRS 8—Operating segments. The objective of this IFRS is to replace IAS 14—Segment Reporting. It adopts a management approach to segment reporting and require entities to provide additional disclosures on segmental information in their financial statements. Entities shall apply this IFRS for annual periods beginning on or after January 1, 2009.

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

  •
  IFRIC 8—Scope of IFRS 2—Share based payments—this interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006.

  •
  IFRIC 9—Reassessment of embedded derivatives—the interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39—Financial Instruments: Recognition and Measurement. IFRIC 9 becomes effective for financial years beginning on or after June 1, 2006.

  •
  IFRIC 10—Interim Financial Reporting and Impairment—The interpretation clarifies the inconsistency between IAS 34—Interim Financial Reporting—and the impairment requirements relating to goodwill in IAS 36—Impairment of Assets—and equity instruments classified as available for sales in IAS 39—Financial Instruments: Recognition and Measurement on recognition of impairment losses. IFRIC 10 prohibits the impairment loss recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. Entities shall apply this Interpretation for annual periods beginning on or after November 1, 2006.

  •
  IFRIC 11—IFRS 2—Group and Treasury Share Transactions—The interpretation clarifies the accounting of arrangements whereby an employee is granted rights to an entity's equity instruments and the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. Entities shall apply this Interpretation for annual periods beginning on or after March 1, 2007.

  •
  IFRIC 12—Service Concession Arrangements—The interpretation clarifies that the infrastructure for contractual arrangements arising from entities providing public services should be recognized as financial asset and/or an intangible assets. Entities shall apply this Interpretation for annual periods beginning on or after January 1, 2008.

        All the above new standards, interpretations and amendments have been considered by Management and the impact on accounting policies is not considered material and in some cases is nil.

U.S. GAAP Developments

        In February 2007, the FASB issued Statement 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also established presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective at the start of the first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement 157, "Fair Value Measurements". We are currently evaluating SFAS 159 to determine the impact on our consolidated financial position or results of operations.

        In September 2006, the FASB issued Statement 157, "Fair Value Measurements", which provides enhanced guidelines for using fair value to measure assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating SFAS 157 to determine the impact on our consolidated financial position or results of operations.

        In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet before financial statement recognition. The Interpretation provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating FIN 48 to determine the impact on our consolidated financial position and results of operations.

        In September 2006, the FASB ratified EITF 06-1, "Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider". The Task Force reached a conclusion that if consideration given by the service provider to a third-party manufacturer or reseller can be linked contractually to the benefit received by a service provider's customer, then a service provider should account for the consideration in accordance with EITF Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer". The guidance in this consensus is effective for the first annual reporting period beginning after June 15,

2007 with early application permitted for financial statements that have not yet been issued. We are currently evaluating EITF 06-1 to determine the impact on our consolidated financial position and results of operations.

        In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement", which concludes that for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. If the taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance is effective for the first interim reporting period beginning after December 15, 2006, with early application permitted. We are currently evaluating EITF No. 06-3 to determine the impact on our consolidated financial position or results of operations.

Tabular Disclosure of Contractual Obligations

Contractual Obligations

        We have various contractual obligations to make future payments, including debt agreements, payables for license fees and lease obligations. The following table summarizes our obligations under these contracts due by period as of December 31, 2006.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (before unamortized financing fees)	134,915	247,239	445,262	707,210	1,534,626
Unpaid portion of license fees	7,200	2,139	—	—	9,339
Operating leases	33,669	44,719	25,628	54,014	158,030
Financial leases	2,482	1,894	914	2,480	7,770
Capital expenditure	308,613	—	—	—	308,613
Total	486,879	295,991	471,804	763,704	2,018,378

        The following table summarizes our obligations under these contracts due by period as of December 31, 2005.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (before unamortized financing fees)	418,035	77,098	242,847	550,338	1,288,318
Unpaid portion of license fees	48,760	71,592	22,926	56,211	199,489
Operating leases	10,084	10,789	9,016	14,840	44,729
Financial leases	258	528	223	—	1,009
Capital expenditure	92,042	44,741	—	—	136,783
Total	569,179	204,748	275,012	621,389	1,670,328

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

        Millicom's directors are as follows:

Name	Position	Independent	Year Elected	Date of Expiration of Term
Vigo Carlund	Member	No	2002	May 2007
Donna Cordner	Member	No	2004	May 2007
Ernest Cravatte	Member	Yes	2003	May 2007
Lars-Johan Jarnheimer	Member	No	2001	May 2007
Daniel Johannesson	Chairman	Yes	2003	May 2007
Tope Lawani	Member	Yes	2005	May 2007
Michel Massart	Member	Yes	2003	May 2007
Cristina Stenbeck	Member	No	2003	May 2007

        Daniel Johannesson (born 1943)—Non-executive Chairman, Chairman of the Compensation and Nomination Committees    Daniel Johannesson was elected to the Board of Millicom in May 2003. He became Chairman on March 8, 2004. He has held a number of executive positions at major Swedish companies including senior executive at the construction company Skanska, where he was responsible for their telecommunications and facilities management interests, and Chief Executive Officer of Investment AB Kinnevik and Director General of Swedish national railway operator, SJ. He is also Vice Chairman of Unibet Group PLC.

        Vigo Carlund (born 1946)—Non-executive Director, Member of the Compensation Committee    Vigo Carlund has worked for the Kinnevik group companies since 1968. He became President and CEO of Investment AB Kinnevik in May 1999 and left this position on August 1, 2006 when he became a director of the Company. He is Chairman of Tele2 AB and Korsnäs AB. He was elected to the Board of Millicom in 2002 and is also a director of Modern Times Group AB.

        Donna Cordner (born 1956)—Non-executive Director    Donna Cordner was elected to the Board of Millicom in May 2004. She was formerly a Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior management positions at Société Générale and ABN Amro Bank N.V. in the U.S. and Europe, including as Director of ABN's Latin American Telecommunications Project Finance and Advisory Group. Until July 2005, Ms Cordner was the CEO of HOFKAM Limited, which is the largest rural microfinance company in Uganda, and continues to advise HOFKAM as a consultant. She was named Executive Vice President of Corporate Finance and Treasury for Tele2AB effective March 2007.

        Ernest Cravatte (born 1949)—Non-executive Director, Member of the Audit and Nomination Committees    Ernest Cravatte was elected to the Board of Millicom in May 2003. He is CEO of Banque Raiffeisen Luxembourg and was formerly a member of the Board of Directors and of the Executive Management of Banque Générale du Luxembourg. He is currently a director of RBC (Royal Bank of Canada) Capital Markets Arbitrage S.A. and Lux-Investments Advisors S.A., and of various investment funds being promoted jointly by Banque Raiffeisen and Banque et Caisse d'Epargne de l'Etat.

        Lars-Johan Jarnheimer (born 1960)—Non-executive Director    Lars-Johan Jarnheimer became a director of Millicom in May 2001. He has been President and CEO of Tele2 AB since March 1999. He previously held various positions at IKEA and Hennes & Mauritz AB. He was the Managing Director of Saab Opel Sverige AB and was President of ZTV for a short time before joining Comviq. He was

President of Comviq from 1993 to 1997. He is also a director of Modern Times Group AB, Invik & Co. AB, Arvid Nordquist Handels AB and INGKA Holding B.V., the parent company of the IKEA group of companies.

        Tope Lawani (born 1970)—Non-executive Director, Member of the Audit Committee and interim Member of the Compensation Committee    Tope Lawani was elected to the Board of Millicom in May 2005. He is a co-founder and Managing Director of Helios Investment Partners, a private investment firm formed to pursue private equity investments in sub-Saharan Africa. From 1996 to January 2004 he was a Principal with Texas Pacific Group, a global private investment firm. He is a member of the Board of Directors of Finacity Corporation (U.S.A.) and First City Monument Bank PLC (Nigeria).

        Michel Massart (born 1951)—Non-executive Director, Chairman of the Audit Committee and Member of the Nomination Committee    Michel Massart was elected to the Board of Millicom in May 2003. Until June 2002, he was a partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997. He is a former member of the Board of the Institute of Statutory Auditors. He is a professor at Solvay Business School in Brussels, Belgium.

        Cristina Stenbeck (born 1977)—Non-executive Director, Member of the Compensation Committee    Cristina Stenbeck became a director of Millicom in May 2003. She is Vice Chairman of the Board of Directors of Investment AB Kinnevik, Invik & Co. AB and Metro International S.A. and a director of Modern Times Group AB, Tele2 AB and Transcom WorldWide S.A.

Board Practices

        The Board has developed and continuously evaluates its work procedures in line with the corporate governance rules of NASDAQ in the United States of America regarding reporting, disclosure and other requirements applicable to NASDAQ listed companies. The Board received confirmation in early 2006 from the Stockholm Stock Exchange that it is exempt from the new Swedish Code of Corporate Governance so long as it adheres to NASDAQ corporate governance rules. The Board's work procedures also take into account the requirements of the U.S. Sarbanes-Oxley Act of 2002 to the extent it applies to foreign private issuers.

        The Board has adopted work procedures to establish a division of work between the Board and the President and CEO. The Chairman conducts discussions with each member of the Board regarding the work procedures of the Board and performs a yearly evaluation of the Board's work. The members of the Board evaluate the performance of each other, each year. The Board also evaluates annually the performance of the CEO.

        The Board held 8 meetings in person and 15 meetings by way of telephone conference during 2006. The higher than usual number of Board meetings was due to Millicom's strategic review process which started on January 19, 2006 and terminated on July 4, 2006.

        Mr. Raymond Kirsch, a Board Member since 1994, resigned from the Board in 2006 following twelve years of service. His contributions will be missed and we wish him well in retirement.

        The work of the Board is divided between the Board and its principal committees:

  •
  the Audit Committee,

  •
  the Compensation Committee and

  •
  the Nominations Committee.

        The main task of the Board committees is to work on behalf of the Board within their respective areas of responsibility. The Board also creates "ad hoc" committees from time to time to work on specific projects when the need arises. Any "ad hoc" committee reports back to the full Board.

        Audit Committee.    Millicom's directors have established an Audit Committee that convenes at least four times a year, comprising three directors, Mr. Michel Massart (Chairman and financial expert), Mr. Ernest Cravatte and Mr. Tope Lawani. This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of external auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements (including compliance with Sarbanes-Oxley Act) and accounting standards, independence of external auditors, audit fees, the internal audit function, the fraud risk assessment and ensuring that an effective system of internal financial controls exists. The ultimate responsibility for reviewing and approving Millicom's annual and quarterly financial reports and accounts remains with the Board. The Audit Committee met 13 times during 2006 and Millicom's external auditors participated in each such meeting.

        Compensation Committee.    Millicom's Compensation Committee was chaired by Donna Cordner until February 13, 2007. Ms. Cordner resigned from the Committee after accepting a senior executive role with Tele2 AB, after which she became a non-independent director. The Committee accepted her resignation on February 13. She was replaced in her role as chair of the Committee by Mr. Johannesson. Tope Lawani has agreed to be an interim member until another full time member is appointed after the Annual Meeting of Shareholders on May 29,2007. Ms. Stenbeck and Mr. Carlund are the other members of the Committee. Ms. Stenbeck and Mr. Carlund are not independent directors. In this respect, Millicom has opted to follow home country (Luxembourg) corporate practice rather than NASDAQ Marketplace Rule 4350(c)(3). Allen & Overy, Millicom's Luxembourg legal counsel, have sent a letter to this effect to NASDAQ on February 12, 2007.

        The Compensation Committee reviews and makes recommendations to the Board regarding the compensation of the Chief Executive Officer and the other senior executives and oversees management succession planning. Millicom's stock options program terminated in May 2006 and was replaced by grants of restricted shares to management under a new Long-Term Incentive Plan. The grants of restricted shares to management under this plan are determined by the Committee and approved by the Board.

        Nominations Committee.    Millicom's Nominations Committee is chaired by Mr. Johannesson. The two other members are Mr. Cravatte and Mr. Massart, who replaced Ms. Cordner on February 13, 2007. The Nominations Committee's main task is to recommend directors for election to the Board by the shareholders at the AGM. At the AGM, shareholders may vote for or against the directors proposed for election or may elect different directors. The Nominations Committee also reviews and recommends the fees and the grants of restricted shares to directors, which are presented to the Board and voted on by the shareholders at the AGM.

        Corporate Policy Manual.    The Board has adopted the Millicom Corporate Policy Manual, which is Millicom's central reference for all matters relating to its corporate governance policy and other policies in the areas of ethics, accounting, human resources, etc. Regional policies that are more stringent or detailed than those set out in the Millicom Corporate Policy Manual are adopted as necessary. The Code of Ethics is a part of the Millicom Corporate Policy Manual. The Company's directors, senior executives and Group employees receive the Code of Ethics upon their joining Millicom and must acknowledge that they have read, understood and will comply with the Code of Ethics.

        Directors' Service Agreements.    None of Millicom's directors have entered into service agreements with Millicom or any of its subsidiaries providing for benefits upon termination of their respective directorships.

Remuneration of Directors

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and share-based compensation. Up until May 2006, the Directors were issued stock options. Subsequent to May 2006, the Directors are issued restricted shares. The annual fee and the share based compensation grants are proposed by the Board and approved by the shareholders at the annual general meeting of shareholders.

        The remuneration charge for 2006 of the Chairman of the Board was $75,000 and a total of $415,000 for the other seven members of the Board. In 2006, 1,122 restricted shares were issued to the Chairman and 8,976 restricted shares were issued to the other seven members of the Board. No stock options were granted to the Chairman or to the other seven members of the Board in 2006. As at December 31, 2006, the Chairman held 45,000 stock options and 1,122 shares. The other seven members of the Board held 206,668 stock options and 121,430 shares.

        The remuneration charge for 2005 of the Chairman was $75,000 and a total of $455,000 for the other members of the Board. In 2005, 25,000 stock options were granted to the Chairman and 175,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $137 thousand for the Chairman and $854 thousand for the other members of the Board. As of December 31, 2005, the Chairman held 45,000 stock options and no shares. The other members of the Board held 636,054 stock options and 45,332 shares.

        The remuneration charge for 2004 of the Chairman was $56,000 and a total of $315,000 for the other members of the Board. In 2004, 20,000 stock options were granted to the Chairman and 120,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 10%. The charge for 2004 for stock based compensation was $62 thousand for the Chairman and $340 thousand for the other members of the Board. As of December 31, 2004, the Chairman held 20,000 stock options and no shares. The other members of the Board held 465,600 stock options and 22,333 shares.

Share and Option Ownership of Directors

        The following table sets out, as at March 31, 2007, the total amount of Millicom common stock and options beneficially owned by the Chairman and other directors. The stock options program was ended effective May 30, 2006 and was replaced by awards of restricted shares. The first grant of restricted shares to directors was approved at the May 30, 2006 annual shareholders' meeting. Each director was awarded 1,122 restricted shares, including Mr. Raymond Kirsch who retired from the Board effective May 30, 2006.

	Common Stock		Total number of options	Of which Shares granted in 2006
Chairman of the Board of Directors	1,122		45,000	1,122
Other members of the Board of Directors	2,154,362	(a)	206,668	8,976

(a)
This includes 2,032,932 shares owned by the Stenbeck Family, of which 1,156,589 Millicom shares are held by The 1980 Stenbeck Trust.

Senior Management and Employees

Senior Management

Name	Position
Marc Beuls	President and Chief Executive Officer
Mikael Grahne	Chief Operating Officer
David Sach	Chief Financial Officer
Mario Zanotti	Head of Central America
Ricardo Maiztegui	Head of South America
Iain Williams	Co-Head of Africa
Regis Romero	Co-Head of Africa
Won-Suck Song	Co-Head of Asia
Judy Tan	Co-Head of Asia
Osmar Coronel	Chief Technical Officer
John Tumelty	Head of Human Resources

        Marc Beuls, born 1956, President and Chief Executive Officer. Marc Beuls was elected President and CEO of Millicom in January 1998. He was formerly Senior Vice President Finance. Mr. Beuls joined Millicom in March 1992. From 1982 to 1992, he worked for Générale de Banque of Belgium. Marc Beuls is a Non-Executive Director of Banque Invik SA. Marc Beuls has a degree in Economics from Limburg Business School in Belgium, with specialization in Finance and Accounting.

        Mikael Grahne, born 1953, Chief Operating Officer. Mikael Grahne joined Millicom in February 2002 as the Chief Operating Officer, having previously been President of Seagram Latin America. Prior to joining Seagram, he was the regional president of a division of the EMEA region at PepsiCo and held various senior management positions with Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki, Finland.

        David Sach, born 1961, Chief Financial Officer. David Sach joined Millicom in September 2005 as Chief Financial Officer, having previously been the Senior Vice President Finance for Equant. Previously, Mr. Sach held senior finance positions at EMI and Thomson Corporation. Mr. Sach started his career at PricewaterhouseCoopers. Mr. Sach is a CPA and has a degree in Accounting from the State University of New York.

        Mario Zanotti, born 1962, Head of Central America. Mario Zanotti was appointed Head of Central America in 2002 having joined Millicom in 1992 as a General Manager of Telecel in Paraguay. In 1998 he became Managing Director of Tele2 Italy and in 2000 he was appointed CEO of YXK Systems. Before joining Millicom he worked as an electrical engineer at the Itaipu Hydroelectric Power Plant and later as Chief Engineer of the biggest electrical contractor company in Paraguay. He has a degree in Electrical Engineering from the Pontificia Universidade Catolica in Porto Alegre, Brazil and an MBA from INCAE and the Universidad Catolica de Asuncion, Paraguay.

        Ricardo Maiztegui, born 1963, Head of South America. Ricardo Maiztegui was appointed Head of South America in 2002 after having joined Millicom in 1998 as Managing Director of Telecel in Paraguay. Prior to joining Millicom he was Marketing Director in CTI (Verizon), and previously at Telintar (Telefonica). Mr Maiztegui has an Executive MBA from Universidad Austral in Argentina and a Master in Physics from Universidad de Buenos Aires.

        Iain Williams, born 1964, Co-Head of Africa. Iain Williams was appointed Co-Head of Africa in 2006 and has been with Millicom since 1996. Iain Williams was our General Manager in Pakistan and the Chief Executive Officer of Pakcom. Previously, Mr. Williams was Vice-President Operations for Sanbao (now Millicom Asia) and initially the first CEO of Millicom's Cambodian operation, CamGSM.

Prior to this he held various senior international commercial and general management roles with Coats Viyella. He has a Masters in Economics from St Andrews University in Scotland.

        Regis Romero, born 1971, Co-Head of Africa. Regis Romero was appointed Co-Head of Africa in 2006. He has been with Millicom since 1998, previously as Commercial Manager in Bolivia, then as Chief Operating Officer in Paraguay. Prior to joining Millicom, Mr. Romero worked as investment consultant for Interamerican Development Bank in Paraguay. He has a Bachelors' degree in Business Administration from National University, California, United States of America. He also holds a Master's degree in Business Management from EDAN in Asuncion, Paraguay.

        Won-Suck Song, born 1967, Co-Head of Asia. Won-Suck Song was appointed to his current position in 2005 and also has a Group-wide role coordinating sales and marketing activities. He started his career with the Kinnevik group in 1997, where he held the position of Chief Operating Officer of Metro International before being transferred in June 2001 to Tele2 AB as Executive Vice President. He studied Mechanical engineering at the Royal Institute of Technology in Stockholm, Sweden.

        Judy Tan, born 1971, Co-Head of Asia. Judy Tan joined Millicom in 1998. She was appointed to her current position in 2005 and she also has a Group-wide operations role supporting the Chief Operating Officer. Judy Tan qualified as a Certified Public Accountant with PricewaterhouseCoopers, Singapore, and has an MBA from Imperial College, London.

        Osmar Coronel, born 1964, Chief Technical Officer. Osmar Coronel was appointed Chief Technical Officer of Millicom in 2006. He was previously the Chief Technical Manager of Millicom's operations in Paraguay, before moving to Comcel, Millicom's operation in Guatemala, in 2002. Prior to joining Millicom, he was a Division Manager of the Paraguay PTT. He was a former Fulbright Scholar (1992/93). Osmar Coronel has a degree in Electrical Engineering from the National University of Asuncion, Paraguay, a Masters degree in Electrical Engineering from Southern Illinois University in the U.S. and currently he is an MBA candidate at Northwestern University's Kellogg School of Management in the U.S.

        John Tumelty, born 1952, Head of Human Resources. John Tumelty was appointed Head of Human Resources in 2006. He has been with Millicom since 1995, previously as Chief Financial Officer in Ghana and then as General Manager of Paktel in Pakistan and more recently Mobitel in Tanzania. Prior to joining Millicom he held various senior positions in finance with Mobil Oil Corporation in the Middle East and Africa over a 15 year period. John Tumelty has a Bachelor's degree from Strathclyde University in the U.K. and qualified as an English Chartered Accountant with Touche Ross in London.

Remuneration of Senior Executives

        The remuneration of the senior management comprises an annual base salary, bonuses, share-based compensation, social security contributions, pension contributions and other benefits. The bonus and share-based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, members of Millicom's senior management received stock options. Starting in May 2006, stock options were replaced by restricted shares. Share-based compensation is granted once a year by the Compensation Committee of the Board. For 2006, the annual base salary and other benefits of the Chief Executive Officer (CEO) was proposed by the Compensation Committee and approved the Board and the annual base salary and other benefits of the Chief Operating Officer (COO) and Chief Financial Officer (CFO) were set by the CEO and approved by the Board.

        The remuneration charge of the CEO for 2006 was $3,651 thousand of which bonus amounted to $1,669 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CEO for 2006 was nil. In 2006, 3,132 restricted shares were granted to the CEO. In addition, the CEO was granted 42,634 shares in 2007 relating to Millicom's 2006 - 2008 long term incentive plan. No stock options were granted to the CEO in 2006. As at December 31, 2006, the CEO held 791,664 stock options and held 1,001,604 shares.

        The remuneration charge of the COO for 2006 was $1,474 thousand of which bonus amounted to $712 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the COO for 2006 was nil. In 2006, 1,853 restricted shares were granted to the COO. In addition the COO was granted 16,409 shares in 2007 relating to Millicom's 2006 - 2008 long term incentive plan. No stock options were granted to the COO in 2006. As at December 31, 2006, the COO held 40,080 stock options and held 554,705 shares.

        The remuneration charge of the CFO for 2006 was $1,109 thousand of which bonus amounted to $468 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CFO for 2006 was $73 thousand. In 2006, 1,430 restricted shares were granted to the CFO. In addition the CFO was granted 10,952 shares in 2007 relating to Millicom's 2006 - 2008 long term incentive plan.

        In 2006 the remaining 50,000 stock options of the CFO's joining allocation were granted to the CFO at an exercise price of $20.56. As of December 31, 2006, the CFO held 100,000 stock options and held 1,430 shares.

  2005

        The remuneration charge of the CEO for 2005 was $2,452 thousand of which bonus amounted to $602 thousand. On December 31, 2005 the pension insurance plan of the CEO was changed from a defined benefit plan to a personal defined contribution plan. As a result the net pension liability of $974 thousand, resulting from the valuation of the defined benefit obligations less the plan assets, was reversed. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CEO for 2005 amounted to an income of $573 thousand of which $401 thousand related to the 2005 charge for service cost and interest and an income of $974 thousand for the reversal of the net pension liability. In 2005, 75,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $553 thousand for the CEO. As of December 31, 2005, the CEO held 1,636,104 stock options and held 154,032 shares.

        The remuneration charge of the COO for 2005 was $1,038 thousand of which bonus amounted to $297 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the COO for 2005 was nil for 2005. In 2005, 37,600 options were granted to the COO at an exercise price equal to the market price at date of grant plus a mark-up of 15%. As of December 31, 2005, the COO held 311,600 stock options and held 281,332 shares.

        The remuneration charge of the CFO for 2005, who was employed from September 2005, was $306 thousand of which bonus amounted to $95 thousand for 2005. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CFO for 2006 amounted to $21 thousand. In 2005, 50,000 stock options were granted to the CFO as part of his joining allocation at an exercise price of $20.56 representing the market price at date of grant plus a mark up of close to 15%. As of December 31, 2005, the CFO held 50,000 stock options and held no shares.

  2004

        The remuneration charge of the CEO for 2004 was $2,324 thousand of which bonus amounted to $497 thousand. The pension insurance charge of the CEO for 2004 amounted to $1,370 thousand of which $396 thousand related to the 2004 service cost and interest and $974 thousand represented the difference between the actuarial liability and the plan assets. As at December 31, 2004, the pension actuarial liability amounted to $3.8 million and the pension plan assets amounted to $2.9 million. In

2004, 50,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. The charge for 2005 for stock based compensation was $420 thousand for the CEO. As at December 31, 2004, the CEO held 1,561,104 stock options and held 154,032 shares.

        The remuneration charge of the COO for 2004 was $978 thousand of which bonus amounted to $297 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the COO was nil for 2004. In 2004, 30,000 options were granted to the COO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As at December 31, 2004, the COO held 362,444 stock options and held 192,888 shares.

Share and Option Ownership Senior Executives

        The following table sets out, as at December 31, 2006, the total amount of Millicom common stock and options beneficially owned by the senior executives of Millicom. The stock options program was ended effective May 30, 2006 and was replaced by awards of restricted shares. The first grant of restricted shares to senior management was approved by the May 30, 2006 annual shareholders' meeting.

	Common Stock	Total number of options	Of which Shares granted in 2006
Chief Executive Officer	1,001,604	791,664	3,132
Chief Operating Officer	554,705	40,080	1,853
Chief Financial Officer	1,430	100,000	1,430

Severance Payments

        If the employment of any of the eleven key senior managers of Millicom is terminated, severance of up to 12 months salary is potentially payable.

        The senior executives have each entered into a Change of Control Agreement effective January 1, 2006, whereby if the executive's employment is terminated during the period commencing on a change of control of Millicom and ending on the second anniversary of such event, either by the Millicom entity employing the executive without cause (other than by reason of disability or death) or by the executive for "good reason", in lieu of any other severance benefits to which the executive would be entitled under any other plans or programs of his employer or Millicom, the executive will be entitled to the following benefits:

  •
  Immediately preceding the change of control event, each stock option then held by the executive and each share of restricted stock issued to the executive under any Restricted Stock Plan will become fully vested and each such fully vested option shall be cancelled in exchange for a cash payment to the executive in an amount determined by multiplying the number of option shares by the positive difference between the price per share of Millicom common stock payable after consummation of any change of control and the per share exercise price of such option, net of any applicable withholding tax.

  •
  The executive will receive the sum of accrued unpaid base salary through the termination date, any prior year bonus earned but not paid and the full value of all vacation accrued but not used as of the termination date.

  •
  The executive will receive an amount equal to one times the sum of the executive's base salary and bonus amount (calculated as the average of the bonuses of the last three years).

  •
  The executive will receive an amount in cash equal to the total of the executive's entitlement based on his employment agreement to a car allowance, housing and school fees benefits, if applicable; the executive's pro-rated participation in any pension and long-term incentive plans that Millicom may have maintained immediately prior to the change of control event as if the executive had remained employed for 12 additional complete months of service from the termination date, assuming the executive's annual compensation comprised of base salary plus final year amount during such period is equal to his compensation immediately prior to the change of control event; and the executive's pro-rated share in any employer contributions (including employer matching contributions) that Millicom made during such period to any defined contribution plan in which the executive was a participant immediately prior to the change of control event in an amount equal to the amount of such contribution for the plan year immediately preceding the occurrence of the change of control event, in each case assuming that the executive is fully (100%) vested under any retirement plan in which he was a participant immediately prior to the change of control event.

  •
  The executive will receive any other benefits under other plans and programs of Millicom in accordance with their terms.

        Each employee of Millicom worldwide and each of the nine members of Millicom's Board of Directors who owns options to purchase Millicom stock has entered into an agreement effective as of March 1, 2006 with Millicom which gives the employee/director the same benefits as those given to the senior executives in respect of immediate vesting of stock options in the event of a change of control, as outlined in the first bullet point above.

Employees

        The average number of permanent employees on an attributable basis during 2006 was 3,243 for continuing operations (2005: 2,386; 2004: 1,911) and 450 for discontinued operations (2005: 552; 2004: 559).

Long-Term Incentive Plans

        Prior to the annual general meeting of shareholders on May 30, 2006, the Millicom Board of Directors had taken the decision to terminate Millicom's stock options program and replace it with grants of restricted shares to eligible employees.

        At the May 30, 2006 annual meeting, the shareholders approved the replacement of the stock options program going forward by the grant of restricted Millicom shares to certain employees based on a performance share plan intended to cover 2005 and 2006-2008. The annual meeting approved an increase in Millicom's issued share capital corresponding to 62,749 shares for Millicom employees and 1,122 shares per director as share-based compensation in relation to fiscal year 2005. A total of 57,415 restricted shares were granted to eligible employees in relation to fiscal year 2005. On March 15, 2007, the Board finalized the terms and conditions of the 2006 to 2008 plan and shortly thereafter 319,000 restricted shares were granted to eligible employees under this plan. In addition, the Board also approved the final 2007-2009 plan on March 15, 2007. The shares relating to the 2007-2009 plan will be granted during the second quarter of 2007.

        The Company is incorporated in a Luxembourg and shareholder approval is not required under Luxembourg law for the adoption of share-based compensation plans unless:

  •
  the shares to be issued under the plans are not within the company's authorized share capital, or

  •
  the company wishes to pay for the shares using funds from its share premium account.

        As this constitutes a difference from corporate practice in the United States and, in particular, NASDAQ Marketplace Rule 4350 (i)(1)(A), the Company has submitted a letter to NASDAQ to this effect.

        Millicom's authorized share capital as of March 15, 2007 was 133,333,200 shares and at such date Millicom had 100,683,880 shares outstanding.

        The restricted shares issued in relation to fiscal year 2005 and those issued under the 2006-2008 plan are "restricted" because the shares are registered and non-transferable for one year after the date of grant. The restricted shares are to be fully paid-up by Millicom, thus requiring no exercise price to be paid by the holder. After the holding period of one year and the removal of any restrictive legend on the stock certificate evidencing the shares, the holders are able to freely sell the shares. The shares to be issued under the 2007-2009 plan may not be restricted, in which case the shares will be registered in the U.S. by way of a shelf registration so as to be freely trade-able upon issuance.

        The 2006-2008 plan is structured to incentivize and reward members of management worldwide for achieving a combination of targets. The shares awarded will vest at the end of a three-year period, or performance cycle, subject to specified market and performance conditions related to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each eligible employee at the final vesting date. However, for the performance cycle from 2006 through 2008 only, 20% of the shares granted will vest on December 31, 2006, another 20% on December 31, 2007, and the remaining 60% on December 31, 2008.

        The 2007-2009 plan is structured to incentivize and reward members of management worldwide for achieving three year Earnings per Share (EPS) targets. The number of shares that vest under the 2007-2009 plan depend on the three year actual performance against the EPS targets, which range between a minimum and maximum. The first grants to be made under the 2007-2009 plan will be made in 2007, relating to the three year period 2007 to 2009. The Board will be able to make grants of restricted fully paid-up shares totaling up to 5 million Millicom shares during the 10-year life-span of the new plan.

        The 2007-2009 plan also provides for a performance-based co-investment plan in which Millicom will match share purchases made by eligible persons. The number of matching Millicom shares to which each eligible person will be entitled in a given year will depend on the Total Shareholder Return (TSR) of the Millicom share compared against the TSR of seven similar mobile telephony companies during the three-year cycle of the plan.

        A total of approximately 125 members of management worldwide will be eligible under the 2007-2009 plan. We expect the group of eligible persons to expand during the life of the 2007-2009 plan as additional personnel is recruited.

Options

        The following table summarizes information about stock options outstanding at December 31, 2006. The market price of the Company's shares as at December 31, 2006 was $61.64 (2005: $26.84).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2006	Weighted average exercise price	Number outstanding at December 31, 2006
3.32-3.75	3.37	320,206	3.37	320,206
9.00	9.00	95,392	9.00	95,392
16.78-20.56	20.27	1,030,729	20.04	573,929
25.05-29.75	25.99	500,654	26.27	384,945
31.88-35.91	32.88	433,324	32.88	433,324

3.32-35.91	21.04	2,380,305	20.91	1,807,796

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2006	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002, May 2003 and May 2004	1,247,314	3.32 - 35.91	Exercisable over a three-year period in equal installments. Options have an indefinite life.
May 2005	183,334	20.56	Exercisable over a three-year period in equal installments. Options have a twenty year life.
December 2001, December 2002, May 2003 and May 2004	435,590	3.32 - 25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	414,067	20.56	Exercisable over a five year period (1/5 vested after one year, 2/5 vested after two years, 3/5 vested after 3 years, 4/5 vested after four years, 100% vested after 5 years). Options expire after six years from date of grant.
July 2005 and May 2006	100,000	20.56	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The table below sets out certain information known to Millicom as at March 31, 2007, unless indicated otherwise, with respect to beneficial ownership of Millicom common stock, par value $1.50 each, by:

  •
  each person who beneficially owns more than 5% of Millicom common stock, and

  •
  significant related parties to Millicom.

Shareholder	Amount of Shares	Percentage
Investment AB Kinnevik	37,835,438	37.6%
The Stenbeck Family(1)	2,032,932	2.0%

(1)
Includes 1,156,589 shares held by The 1980 Stenbeck Trust, an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the wife and children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the Millicom common stock held by the 1980 Stenbeck Trust is vested in the trustees. The trustees of the 1980 Stenbeck Trust are Leonard Gubar, Henry Guy and David Marcus. Mr. Gubar is an attorney in New York State. Mr. Guy is the Chief Executive Officer of Modern Holdings. Mr. Marcus is the Chairman of both Modern Holdings and Great Universal, Inc. The trustees have disclaimed beneficial ownership of the shares owned by the 1980 Stenbeck Trust.

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

Related Party Transactions

  Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik and subsidiaries ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2006, Kinnevik owned approximately 37.6% of Millicom.

        During 2006, Kinnevik did not purchase any Millicom shares (2005: 2,692,903).

        The Group maintains corporate bank accounts at Banque Invik, a subsidiary of Kinnevik, through which it makes payments and receives cash in the normal course of business. As at December 31, 2006, the Group had current accounts, time deposits and blocked deposits of $35.8 million at Banque Invik.

  Modern Holdings Inc. and Great Universal Inc.

        As of December 31, 2005, the Group, through its subsidiary MIC USA Inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal LLC, a trust established to hold two separate investments: Great Universal Inc. ("Great Universal") and Modern Holdings Inc ("Modern

Holdings"). Great Universal LLC holds 100% of the common shares in Great Universal and 52.7% of the common shares in Modern Holdings. Millicom also had a direct ownership of 11.6% of the share capital of Modern Holdings. Modern Holdings is mainly engaged in the communications, information technology, teleservices and media industries.

        In May 2006, Millicom disposed of its investments in Great Universal Inc. and Modern Holdings Inc. These investments were recorded as non-current available-for-sale securities (note 14). Millicom did not consolidate its investments in Great Universal and Modern Holdings as due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom did not control these companies.

  Other

        Mr. M.A. Zaman, an employee of Millicom, owns 20% of Comvik International (Vietnam) AB, Millicom's subsidiary in Vietnam. Mr. Zaman also owns 3.1% of CamGSM Company Limited and 3% of Royal Telecam International Limited, joint ventures of Millicom in Cambodia. In addition, Mr. Zaman owns 3.9% of Millicom Lao Co. Limited, Millicom's subsidiary in Laos. Mr. Zaman has the right to acquire an equity ownership in operations in certain countries in the event he is able to obtain a license for Millicom.

  Services purchased and sold to related companies

        The following purchases and outstanding balances occurred with companies related to Millicom. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. There were no sales to related companies.

        Millicom had the following payables to related parties and made purchases from related parties for continuing and discontinued operations as follows:

	Purchases in year
	2006	2005
	US$ '000	US$ '000
Bassett	1,489	2,142
Shared Value	1,449	653
Procure-it-right	989	1,584
Banque Invik	111	665
Tele2 AB	491	260
Modern Treuhand	297	390
Foreign Value	—	1,246
Others	425	1,173

	5,251	8,113

	Amount payable as of December 31,
	2006	2005
	US$ '000	US$ '000
Banque Invik	4,069	3,783
Modern Treuhand	380	293
Tele2 AB	304	231
Procure-it-right	161	155
Great Universal	—	214
Others	270	104

	5,184	4,780

        As of December 31, 2006, Millicom also had receivables of $1.2 million due from related parties (2005: $1.8 million). In the opinion of management, the transactions described above have been entered on terms similar to those that would have been obtained from independent parties.

ITEM 8.    FINANCIAL INFORMATION

Financial Statements and Other Information

        We file our financial statements under Item 18.

Legal Proceedings

        We are a party to various litigation or arbitration matters in almost each jurisdiction in which we operate, but in management's opinion these matters will not, either singly or taken together, have a material negative impact on our financial position or operations.

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

	High	Low
Year ended December 31, 2001	$25.69	$6.87
Year ended December 31, 2002	$10.44	$0.29
Year ended December 31, 2003	$19.88	$16.20
Year ended December 31, 2004	$27.80	$14.58
Year ended December 31, 2005	$26.84	$15.91
First Quarter 2005	$23.15	$19.77
Second Quarter 2005	$20.86	$15.91
Third Quarter 2005	$21.55	$18.10
October 2005	$19.49	$17.89
November 2005	$23.04	$18.89
December 2005	$26.84	$23.11
Year ended December 31, 2006	$63.02	$27.86
First Quarter 2006	$47.59	$27.86
Second Quarter 2006	$51.51	$39.86
Third Quarter 2006	$41.59	$33.00
October 2006	$50.72	$41.02
November 2006	$57.26	$48.14
December 2006	$63.02	$57.04
January 2007	$72.72	$61.71
February 2007	$81.03	$66.93
March 2007	$78.46	$69.13

        On April 12, 2007, the closing market price for Millicom common stock on the NASDAQ National Market was $83.67.

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

ITEM 10.    ADDITIONAL INFORMATION

Articles of Association

Registration and Object

        Millicom International Cellular S.A. is a public liability company (société anonyme) governed by the Luxembourg law of August 10, 1915 on Commercial Companies (as amended), incorporated on June 16, 1992, and registered with the Luxembourg Trade and Companies' Register (Registre du Commerce et des Sociétés de Luxembourg) under number B 40.630.

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

        Compensation and Nomination—The decision on the annual remuneration of the directors ("tantièmes") is reserved by the articles of incorporation to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, the directors may vote on the number of shares they may be allotted under any share-based compensation scheme.

        The Nominations Committee also makes recommendations for the election of directors to the AGM. At the AGM, shareholders may vote for or against the directors proposed or may elect different directors. The Nominations Committee reviews and recommends the director's fees which are approved by the shareholders at the AGM.

        Borrowing powers—The directors generally have unrestricted borrowing powers on behalf of and for the benefit of Millicom.

        Age limit—There is no age limit for being a director of Millicom. Directors are elected for a one year term with a maximum of six years and are re-eligible.

        Share ownership requirements—Directors need not be shareholders in Millicom.

Shares

        Rights attached to the shares—Millicom has only one class of shares, common stock, and each share entitles its holder to:

  •
  one vote at the general meeting of shareholders,

  •
  receive dividends out of distributable profits when such distributions are decided, and

  •
  share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right under any share or rights issue for cash, unless the board of directors restricts the exercise thereof.

        Redemption of shares—The articles of incorporation provide for the possibility and set out the terms for the repurchase by Millicom of its own shares, which repurchase is at Millicom's discretion.

        Sinking funds—Millicom's shares are not subject to any sinking fund.

        Liability for further capital calls—All of the issued shares in Millicom's capital are required to be fully paid up. Accordingly, none of Millicom's shareholders are liable for further capital calls.

        Principal shareholder restrictions—There are no provisions in the articles of incorporation that discriminate against any existing or prospective holder of Millicom's shares as a result of such shareholder owning a substantial number of shares.

Changes to Shareholder Rights

        In order to change the rights attached to the shares of Millicom, a general meeting of shareholders must be duly convened and held before a Luxembourg notary as under Luxembourg law such change requires an amendment of the articles of incorporation. A quorum of presence of at least 50% of the shares present or represented is required at a meeting held after the first convening notice and any decision must be taken by a majority of two thirds of the shares present or represented. Any change to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.

Shareholders' Meetings

        General meetings of shareholders are convened by convening notice published in the Luxembourg official Gazette and in a Luxembourg newspaper, twice at an interval of eight days, at least eight days prior to the meeting. If all the shares are registered shares, a convening notice may, as an alternative to the publication, be sent to each shareholder by registered mail at least eight days before the annual general meeting (AGM). According to article 17 of the articles of incorporation of Millicom, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year on the date provided for in the articles of incorporation, which is the last Tuesday in May each year. The 2007 AGM will take place in Luxembourg on May 29, 2006 at 4:00 p.m. Other meetings can be convened as necessary.

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

Disclosure of Shareholder Ownership

        There are no provisions in the Company's articles of incorporation according to which shareholders in the Company must disclose to the Company their reaching of a certain ownership threshold. As Millicom's common stock has its primary listing on NASDAQ, each time a shareholder acquires beneficial ownership of more than 5% of our common stock, the shareholder must file within 10 days of acquisition a Schedule 13D with the U.S. Securities and Exchange Commission, who will notify Millicom and NASDAQ accordingly.

Material Contracts

  10% Senior Notes

        On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. The effective interest rate is 10.4%.

        The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom's subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

        Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

        If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The indenture contains certain covenants that, among other things, limit Millicom's ability to incur additional indebtedness, make certain payments, including dividends or other distributions, with respect to Millicom's share capital and the share capital of Millicom's subsidiaries, make certain investments, prepay subordinated debt, create certain liens, engage in certain transactions with affiliates, engage in certain asset sales, consolidate, merge or transfer all or substantially all of Millicom's assets and enter into other lines of business. Certain of these covenants will no longer apply if the 10% Senior Notes are rated above a certain level by the rating agencies or if Millicom meets certain financial criteria after December 1, 2006. These criteria were met and consequently the limitations on: asset disposals, consolidation or mergers in the event additional debt incurred, debt, restricted payments, dividend and other payment restrictions affecting subsidiaries, sale and leaseback transactions, liens securing Millicom debt and transactions with affiliates and related persons no longer applied at December 31, 2006.

  4% convertible Notes

        In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

        The 4% Convertible Notes are direct, unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate is 9.8%.

        Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of December 31, 2006, none of the 4% Convertible Notes have been converted into ordinary shares.

        If Millicom experiences a change of control, during the 60 days period following such change of control, each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price ranging from $25.56 to $34.86 per share.

        If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to redeem its notes at their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2006 was $39.1 million (2005: $39.1 million) and the value allocated to debt was $171.2 million (2005: $163.3 million).

  5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications S.A., Millicom's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million on that date) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which were exchangeable into Tele2 AB series B ("Tele2") shares. The 5% Mandatory Exchangeable Notes were entitled to be exchanged, either voluntarily at the option of the noteholders or mandatory by Millicom Telecommunications S.A., for an aggregate of up to 26,905,200 Tele2 AB series B shares (note 13) which Millicom held through Millicom Telecommunications S.A.

        The 5% Mandatory Exchangeable Notes bore interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate was 8.5%. On August 7, 2006, the 5% Mandatory Exchangeable Notes were fully redeemed (December 31, 2005: carrying amount of $315.4 million). From January 1, 2006 to August 7, 2006, an exchange loss of $35.6 million (2005: gain of $60.6 million) was recognized on the 5% Mandatory Exchangeable Notes.

        The 5% Mandatory Exchangeable Notes were secured by 26,905,200 Tele2 shares. In 2003, as part of the financing, Millicom purchased U.S. treasury strips which were used to settle the interest payments (note 15).

        The 5% Mandatory Exchangeable Notes included an embedded derivative, which was valued separately. The embedded derivative, which reflected Millicom's limited right to participate in the increase in value of the Tele2 shares or Millicom's protection against a decrease in value of the Tele2 shares, was recorded at fair value, taking into account time and volatility factors. As of December 31, 2006, the embedded derivative was fully derecognized as a result of the redemption of the 5% Mandatory Exchangeable Notes (2005: an asset at a fair value of $39.3 million was recognized—see note 13). The change in fair value for the year ended December 31, 2006 was a gain of $66.1 million (2005: a loss of $6.0 million), which was recorded under the caption "Other non operating expenses, net".

        All 5% Mandatory Exchange Notes were exchanged by Millicom on August 7, 2006.

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

Luxembourg Taxation

        The following paragraphs describe very generally the tax laws of Luxembourg as they apply to investors in the Company, which is a Luxembourg corporation, and also the taxation of investors who are citizens or residents of, or persons domiciled in, the United States. The following is intended merely as a general summary of the principal tax consequences of the holding and disposition of shares of Millicom common stock, and is not intended as a substitute for professional tax advice that takes into account the particular circumstances relevant to a specific investor. Accordingly, investors should consult their own professional advisors on the possible tax consequences of holding or disposing of shares of Millicom common stock, under the laws of their countries of citizenship, residence or domicile.

Taxation of Distributions

        Dividends received before January 1, 2007 are subject to a withholding tax of 20%. Article 10 (2) ii of the Treaty provides that dividends received from a Luxembourg company by a U.S. Holder (as defined below) are generally subject to a tax of 15% in most cases. The reduced withholding tax rate provided for by the Treaty is available immediately provided that a residence certificate is submitted by the U.S. Holder to the Luxembourg company prior to the distribution. For dividends distributed as of January 1, 2007, the domestic rate is 15% of the gross dividend.

Sale and Disposition

        Under Luxembourg domestic tax law, gains realized by an investor on the sale of shares who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg, to which the shares in Millicom are attributable, are subject to Luxembourg income tax, except, under certain circumstances, where the conditions of the Luxembourg participation exemptions are met or in the case of an individual investor acting in the course of the management of his/her private assets, if the sale is not of a speculative nature and the investor does not hold a substantial participation in the Millicom.

        Gains realized on the sale of shares in Millicom by a non-resident investor who had a participation of more than 10% are considered taxable in Luxembourg when the shares are sold six months after their acquisition, or when the beneficiary has been a Luxembourg taxpayer during more than 15 years and became a non-resident taxpayer less than five years before the realization of such income.

        The United States and Luxembourg are each a party to the Convention between the United States of America and the Grand-Duchy of Luxembourg with Respect to Taxes on Income and Property (the "Treaty") for the purpose of avoiding double taxation. The Treaty grants to the state of residence of the seller the exclusive right to tax gains from the alienation of property. Thus, gains from the sale of Millicom shares by a qualifying U.S. resident are exempt from Luxembourg taxation.

U.S. Federal Income Tax Considerations

        The following is a discussion of certain U.S. federal income tax consequences of purchasing, owning and disposing of Millicom shares by U.S. Holders, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to acquire Millicom shares. This discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

  •
  Certain financial institutions;

  •
  Insurance companies;

  •
  Dealers and traders in securities or foreign currencies;

  •
  Persons holding shares as part of a hedge, straddle, conversion or other integrated transaction;

  •
  Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  Partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  •
  Persons liable for the alternative minimum tax;

  •
  Tax-exempt organizations;

  •
  Persons holding shares that own or are deemed to own 10% or more of Millicom's voting stock.

        This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, as well as the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of shares in their particular circumstances, including their eligibility for the benefits under the Treaty.

        As used herein, a "U.S. Holder" is a beneficial owner of shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        This discussion assumes that Millicom was not, and will not become, a passive foreign investment company ("PFIC"), as described below.

Taxation of Distributions

        Distributions received by a U.S. Holder on shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends paid by certain "qualified foreign corporations" to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Millicom expects to be considered a qualified foreign corporation. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

        Luxembourg taxes withheld from dividends on shares at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the holder's circumstances. Please see "Luxembourg Taxation—Taxation of Distributions" for a description of how to obtain the Treaty rate. Instead of claiming a credit, a U.S. Holder may elect to deduct such Luxembourg taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale and Other Disposition of Shares

        A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares, which will be long-term capital gain or loss if the holder has held such shares for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between the amount realized on the sale or other disposition (as determined in U.S. dollars) and such holder's tax basis in the shares (as determined in U.S. dollars). Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Considerations

        Millicom believes that it was not a PFIC for U.S. federal income tax purposes for its taxable year ended December 31, 2006 and does not expect to become one in the foreseeable future. In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that Millicom will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by the market price of our shares, which is likely to fluctuate after the offering.

        If the Company were to be treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax rules would apply on a disposition (including a pledge) of shares by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Millicom became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

        In addition, if Millicom were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

        Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

        The table below summarizes, as at December 31, 2006, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	3,853	966	3,016	171,723	495	541,409	721,462
Av Int rate	4.5%	5.2%	3.7%	4.0%	6.4%	10.0%	8.5%
Bolivia	1,201	—	—	—	—	—	1,201
Guatemala	2,062	2,062	2,062	2,062	2,062	2,062	12,372
Honduras	381	381	381	257	134	—	1,534
Mauritius	46	35	6	—	—	—	87
Paraguay	5,059	—	—	—	—	—	5,059
Senegal	2,563	676	—	25,128	—	—	28,367
Sri Lanka	12	13	16	19	53	—	113
Local currency	11,324	3,167	2,465	27,466	2,249	2,062	48,733
Av Int rate	9.4%	7.5%	7.6%	8.0%	7.4%	7.0%	8.0%
Total fixed rate	15,177	4,133	5,481	199,189	2,744	543,471	770,195
Floating rate:
US dollar	54,753	39,285	69,047	58,025	65,123	21,804	308,037
Av Int rate	8.1%	7.6%	7.4%	7.5%	7.2%	7.4%	7.6%
Colombia	53,326	53,304	53,304	10,749	71,105	130,608	372,396
Honduras	2,304	2,304	2,304	1,994	550	—	9,456
Mauritius	701	579	—	—	—	—	1,280
Sri Lanka	6,442	7,307	8,272	3,386	3,438	—	28,845
Tanzania	1,959	1,488	—	—	—	—	3,447
Local currency	64,732	64,982	63,880	16,129	75,093	130,608	415,424
Av Int rate	11.0%	11.1%	11.0%	11.5%	10.5%	10.2%	10.7%
Total floating rate	119,485	104,267	132,927	74,154	140,216	152,412	723,461
Total	134,662	108,400	138,408	273,343	142,960	695,883	1,493,656

        The table below summarizes, as at December 31, 2005, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate:
US dollar	10,740	2,916	321	321	163,439	537,599	715,336
Av Int rate	5.2%	4.7%	7.1%	7.1%	4.0%	10.0%	8.5%
Ghana	1,533	—	—	—	—	—	1,533
Guatemala	2,892	2,895	2,896	2,895	2,895	—	14,473
Honduras	247	247	247	247	123	—	1,111
Mauritius	43	48	38	9	—	—	138
MTSA (SEK)	315,359	—	—	—	—	—	315,359
Paktel	1,505	—	—	—	—	—	1,505
Paraguay	2,869	—	—	—	—	—	2,869
Senegal	5,411	—	—	—	7,194	—	12,605
Local currency	329,859	3,190	3,181	3,151	10,212	—	349,593
Av Int rate	5.2%	7.5%	7.5%	7.5%	7.8%	0.00%	5.3%
Total fixed rate	340,599	6,106	3,502	3,472	173,651	537,599	1,064,929
Floating rate:
US dollar	26,006	23,350	16,016	15,147	4,170	338	85,027
Av Int rate	6.9%	6.7%	6.3%	6.3%	4.7%	10.7%	6.5%
Honduras	961	961	961	961	553	—	4,397
Mauritius	3,882	881	518	—	—	—	5,281
Pakistan	31,629	5,367	5,367	2,952	—	—	45,315
Sri Lanka	3,749	5,091	5,141	5,198	—	—	19,179
Tanzania	4,269	3,622	—	—	—	—	7,891
Other	604	—	—	—	—	—	604
Local currency	45,094	15,922	11,987	9,111	553	—	82,667
Av Int rate	8.8%	10.5%	12.3%	12.4%	12.7%	0.0%	10.1%
Total floating rate	71,100	39,272	28,003	24,258	4,723	338	167,694
Total	411,699	45,378	31,505	27,730	178,374	537,937	1,232,623

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

        Millicom had a net exchange gain of $5 million for the year ended December 31, 2006, excluding the exchange loss of $36 million on the 5% Mandatory Exchangeable Notes which were settled in August 2006, compared to a loss of $5million for the year ended December 31, 2005, excluding an exchange gain of $28 million on the 5% Mandatory Exchangeable Notes. These Notes were exchanged in their entirety in August 2006 and thus there will be no further exchange gains and losses relating to these Notes.

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

        At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. In some cases, we may borrow in U.S. dollars either because it is advantageous for operations to incur debt obligations in U.S. dollars or because dollar denominated borrowing is the only funding source available to a venture. In these circumstances, we decided to accept the inherent currency risk, principally because of the relatively high cost of buying, or inability to buy, forward cover in currencies of the countries in which we operate.

        The following table summarizes our debt detailing the balances at December 31, 2006, that were denominated in U.S. dollars and that in other local currencies.

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of US dollars, except percentages)
US dollar	58,606	40,251	72,063	229,748	65,618	563,213	1,029,499
Bolivia	1,201	—	—	—	—	—	1,201
Colombia	53,326	53,304	53,304	10,749	71,105	130,608	372,396
Guatemala	2,062	2,062	2,062	2,062	2,062	2,062	12,372
Honduras	2,685	2,685	2,685	2,251	684	—	10,990
Mauritius	747	614	6	—	—	—	1,367
Paraguay	5,059	—	—	—	—	—	5,059
Senegal	2,563	676	—	25,128	—	—	28,367
Sri Lanka	6,454	7,320	8,288	3,405	3,491	—	28,958
Tanzania	1,959	1,488	—	—	—	—	3,447
Local currency	76,056	68,149	66,345	43,595	77,342	132,670	464,157
Total	134,662	108,400	138,408	273,343	142,960	695,883	1,493,656

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

  Not applicable for Annual Report filing.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2006, the Company, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures. The Company's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Company's Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC's rules and forms.

Management's annual report on internal control over financial reporting

        The Company's management has performed an assessment of the Company's internal control over financial reporting which can be found on page F-2 of the financial statements filed with this annual report on Form 20-F.

        There has been no significant change in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. We actively manage our operations through:

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

        We seek to obtain a controlling ownership of our operations. In most cases where we do not hold a controlling share in an operation, we manage our operation based on shareholders' agreements or similar arrangements, special rights with respect to board representation or special voting rights. Such provisions provide us with the means to approve or disapprove actions proposed by our partners. In some cases the shareholders' agreements contain buyout, arbitration or other procedures that can be invoked in the event of a fundamental disagreement between us and our partner.

Attestation report of the registered public accounting firm

        The registered public accounting firm that audited the Company's financial statements included in this annual report on Form 20-F has issued an attestation report on management's assessment of the Company's internal control over financial reporting. The "Report of Independent Registered Public Accounting Firm—Internal control over financial reporting" can be found on pages F-3 and F-4 of the financial statements filed with this annual report on Form 20-F.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has appointed Michel Massart as its Audit Committee financial expert. Mr. Massart is an "independent" financial expert as such term is defined under the NASDAQ National Market listing requirements.

ITEM 16B.    CODE OF ETHICS

        Millicom has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and to all other Millicom employees. The text of this code is available free of charge upon written request addressed to: General Counsel, Millicom International Cellular S.A., 15 rue Léon Laval, L-3372 Leudelange, Grand-Duchy of Luxembourg, fax: + 352 27 759 353. Millicom will make its Code of Ethics available online in 2007 on its website www.millicom.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2006 and 2005.

	2006	2005
Audit Fees	3,862,465	2,207,491
Audit-Related Fees	112,545	126,071
Tax Fees	79,723	70,866
All Other Fees	5,868	5,951
Total	4,060,601	2,410,379

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See pages F-1 through F-98.

ITEM 19.    EXHIBITS

1.1	Articles of Association of Millicom International Cellular S.A.
2.1	Indenture, dated January 7, 2005 between Millicom International Cellular S.A. and The Bank of New York, as Trustee.*
2.2
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee, as amended (incorporated by reference to Exhibits 4.1 and 4.3 of the Company's registration statement on Form F-4 (File No. 333-112948) filed on February 19, 2004 and January 13, 2005, respectively).**
4.1
Share Purchase Agreement dated January 21, 2007 between Millicom Pakistan B.V. and Millicom International Cellular S.A., as seller and guarantor, respectively, and China Mobile Communications Corporation, as purchaser, relating to the sale and purchase of 88.86% of the issued share capital of Paktel Limited.
12.1	Certification of Marc Beuls required by Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 13a-14(a).
12.2	Certification of David Sach required by Exchange Act Rule 13a-14(a).
13.1	Certification of Marc Beuls required by Exchange Act Rule 13a-14(b).
13.2	Certification of David Sach required by Exchange Act Rule 13a-14(b).

*
Previously filed with the Securities and Exchange Commission with the Company's Form 20-F filed on May 2, 2005 and incorporated herein by reference.

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

Dated: April 20, 2007
MILLICOM INTERNATIONAL CELLULAR S.A.
	By:	/s/ MARC BEULS Name: Marc Beuls Title: Chief Executive Officer
	By:	/s/ DAVID SACH Name: David Sach Title: Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

        The management of Millicom International Cellular S.A. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in conformity with International Financial Reporting Standards as adopted by the European Union ("IFRS"), as well as a reconciliation of net profit and shareholders equity under IFRS to accounting principles generally accepted in the United States.

        Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.

        Management has assessed the effectiveness of Millicom International Cellular S.A. internal control over financial reporting as of December 31, 2006. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (``COSO") of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, Millicom International Cellular S.A. internal control over financial reporting was effective as of December 31, 2006.

        Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Colombia Movil S.A., a company acquired in October 2006, which is included in the 2006 consolidated financial statements of Millicom International Cellular S.A. and represented total assets of $522 million at December 31, 2006 and $90 million of revenues for the period from the acquisition in October 2006 to December 31, 2006.

        Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers S.à.r.l., an independent registered public accounting firm, as stated in their report which appears herein.

April 20, 2007	By:	/s/ MARC BEULS Name: Marc Beuls Title: Chief Executive Officer
	By:	/s/ DAVID SACH Name: David Sach Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of
 Millicom International Cellular S.A.

        We have completed an integrated audit of Millicom International Cellular S.A.'s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Millicom International Cellular S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

Internal control over financial reporting

        Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting" appearing on page F-2 of the accompanying consolidated financial statements, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Colombia Móvil S.A. from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination in October 2006. Colombia Móvil S.A. is a 50 percent plus one voting share owned subsidiary whose total assets and total revenues represent $522 million and $90 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

PricewaterhouseCoopers S.à r.l. Réviseur d'entreprises	Luxembourg, April 20, 2007

Consolidated balance sheets	Millicom International

As of December 31, 2006 and 2005	Cellular S.A.
	Notes	2006	2005
		US$ '000	US$ '000
ASSETS
NON-CURRENT ASSETS
Intangible assets, net(i)	10	482,775	373,487
Property, plant and equipment, net	11	1,267,159	671,774
Investments in associates	12	6,838	5,367
Financial assets
Financial assets available for sale	14	—	6,307
Pledged deposits	20	4,512	6,500
Other	16	21,713	—
Deferred taxation	31	3,706	4,817

TOTAL NON-CURRENT ASSETS		1,786,703	1,068,252

CURRENT ASSETS
Financial assets
Financial assets at fair value through profit or loss	13	—	327,803
Financial assets held to maturity	15	—	7,687
Pledged deposits	20	45,402	47,035
Inventories	17	54,245	16,369
Trade receivables, net	18	185,455	109,165
Amounts due from joint ventures and joint venture partners		37,346	19,244
Amounts due from other related parties	36	1,221	1,781
Prepayments and accrued income		58,429	48,046
Current tax assets	31	4,916	14,716
Other current assets	19	83,512	52,904
Cash and cash equivalents	21	656,692	596,567

TOTAL CURRENT ASSETS		1,127,218	1,241,317

Assets held for sale	6	407,073	250,087

TOTAL ASSETS		3,320,994	2,559,656

(i)
Intangible assets in 2005 have been amended to reflect the final purchase price allocation for Millicom's acquisition of its operation in the Democratic Republic of Congo (see note 4).

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2006	2005
		US$ '000	US$ '000
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	22	372,526	465,157
Treasury stock	22	—	(8,833)
Other reserves	23	2,966	(15,217)
Accumulated losses brought forward(i)(ii)		(39,565)	(151,779)
Profit for the year attributable to equity holders		168,947	10,277

		504,874	299,605
Minority interest		77,514	34,179

TOTAL EQUITY		582,388	333,784

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	24	538,673	537,599
4% Convertible Notes—Debt component	24	171,169	163,284
Other debt and financing	24	649,153	120,041
Other non-current liabilities	25	49,353	203,988
Deferred taxation	31	34,368	45,228

Total non-current liabilities		1,442,716	1,070,140

Current Liabilities
Debt and other financing
5% Mandatory Exchangeable Notes—Debt component	24	—	315,359
Other debt and financing	24	134,661	96,340
Trade payables		428,304	210,540
Amounts due to joint ventures and joint venture partners		32,017	14,122
Amounts due to other related parties	36	5,184	4,780
Accrued interest and other expenses		113,316	61,236
Current tax liabilities	31	89,077	67,815
Other current liabilities	25	99,292	138,816

Total current liabilities		901,851	909,008

Liabilities directly associated with assets held for sale	6	394,039	246,724

TOTAL LIABILITIES		2,738,606	2,225,872

TOTAL EQUITY AND LIABILITIES		3,320,994	2,559,656

(i)
Following the adoption of IFRS 3 "Business Combinations", Millicom derecognised negative goodwill existing on January 1, 2005 of $8.2 million through an adjustment to accumulated losses brought forward. On January 1, 2005, Millicom also eliminated the carrying amount of accumulated amortisation of goodwill existing on that date with a corresponding decrease in the cost of goodwill.

(ii)
As a result of the finalization of the allocation of purchase price for Millicom's acquisition of its operation in the Democratic Republic of Congo in 2006, $0.2 million of amortization charges were reversed in 2005 (see note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit and loss	Millicom International

For the years ended December 31, 2006, 2005 and 2004	Cellular S.A.
	Notes	2006	2005(i)(ii)	2004(i)
		US$ '000	US$ '000	US$ '000
Revenues	9, 26	1,576,100	922,780	665,579
Cost of sales	26	(616,739)	(373,427)	(276,220)

Gross profit		959,361	549,353	389,359
Sales and marketing		(246,591)	(124,187)	(91,488)
General and administrative expenses		(246,004)	(143,341)	(96,438)
Other operating expenses		(37,613)	(23,137)	(29,238)
Other operating income	30	4,036	15,412	3,287
Gain (loss) from sale of subsidiaries and joint ventures, net	5	8,099	1,269	(2,207)

Operating profit	9, 26	441,288	275,369	173,275
Interest expense	24	(123,969)	(116,031)	(101,877)
Interest and other financial income		36,385	23,373	5,773
Other non operating expenses, net	26	(1,186)	(12,807)	(6,259)
Profit from associates	12	1,483	1,296	814

Profit before tax from continuing operations		354,001	171,200	71,726
Charge for taxes	31	(118,205)	(68,795)	(43,842)

Profit for the year from continuing operations		235,796	102,405	27,884
Profit/(loss) for the year from discontinued operations, net of tax	6	(75,813)	(98,260)	54,797

Net profit for the year		159,983	4,145	82,681
Attributable to:
Equity holders of the company		168,947	10,277	65,891
Minority interest		(8,964)	(6,132)	16,790

		159,983	4,145	82,681

Earnings per share for the year	32
(expressed in US$ per common share)
Basic
—profit from continuing operations attributable to equity holders		2.43	0.98	0.30

—profit from discontinued operations attributable to equity holders		(0.75)	(0.88)	0.49

—profit for the year attributable to equity holders		1.68	0.10	0.79

Diluted
—profit from continuing operations attributable to equity holders		2.41	0.96	0.28

—profit from discontinued operations attributable to equity holders		(0.74)	(0.86)	0.45

—profit for the year attributable to equity holders		1.67	0.10	0.73

(i)
Comparative information restated as a result of the classification of some of Millicom's operations as discontinued operations (see note 6).

(ii)
As a result of the finalization of the allocation of purchase price for Millicom's acquisition of its operation in the Democratic Republic of Congo in 2006, $0.2 million of amortization charges were reversed in 2005 (see note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows	Millicom International

For the years ended December 31, 2006, 2005 and 2004	Cellular S.A.
	Notes	2006	2005	2004
		US$ '000	US$ '000	US$ '000
Cash flows from operating activities
Net cash provided by operating activities	33	484,595	410,178	303,243

Cash flow from investing activities
Acquisition of subsidiaries and joint ventures, net of cash acquired	4	(34,768)	(72,250)	(1,006)
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	5	4,004	1,899	961
Purchase of intangible assets and license renewals	10	(55,040)	(51,477)	(38,891)
Investment in associates	12	—	(1,256)	—
Proceeds from the disposal of financial assets	15	7,745	15,490	15,490
Purchase of property, plant and equipment	11	(493,080)	(323,524)	(197,873)
Proceeds from the sale of property, plant and equipment		—	6,461	82
Purchase of pledged deposits		—	(26,058)	(9,045)
Disposal of pledged deposits		1,787	7,808	6,686
Disposal of time deposits		106	—	32,430
Other		1,804	(752)	4,019

Net cash used by investing activities		(567,442)	(443,659)	(187,147)

Cash flow from financing activities
Proceeds from issuance of shares		14,227	3,553	205,920
Proceeds from issuance of debt and financing		407,135	339,732	102,156
Repayment of debt and financing		(268,951)	(119,886)	(155,071)
Payment of dividends to minority interests		(4,873)	(2,000)	(3,163)

Net cash provided by financing activities		147,538	221,399	149,842

Transfer of cash to assets held for sale	6	(7,135)	(3,013)	—
Exchange gains/(losses) on cash and cash equivalents		2,569	(1,719)	(1,386)

Net increase in cash and cash equivalents		60,125	183,186	264,552
Cash and cash equivalents at beginning of year		596,567	413,381	148,829

Cash and cash equivalents at end of year		656,692	596,567	413,381

The cash flows of discontinued operations (which are included in the above cashflow) are presented below:
Net cash (used) provided by operating activities		(30,925)	90,990	151,759
Cash flow used by investing activities		(40,869)	(162,963)	(71,210)
Cash flow provided (used) by financing activities		11,306	15,161	(23,441)

		(60,488)	(56,812)	57,108

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity	Millicom International

For the years ended December 31, 2006, 2005 and 2004	Cellular S.A.
	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital(ii)	Share Premium(ii)	Treasury stock	Accumulated losses	Other reserves(i)	Total	Minority interest	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2004	66,320	(655)	99,479	140,397	(8,833)	(269,191)	(48,491)	(86,639)	26,571	(60,068)
Profit for the year	—	—	—	—	—	65,891	—	65,891	16,790	82,681
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(3,163)	(3,163)
Conversion/Redemption of 2% PIK Notes	23,230	—	34,845	33,141	—	—	(16,006)	51,980	—	51,980
Issuance of shares	9,000	—	13,500	189,552	—	—	—	203,052	—	203,052
Shares issued via the exercise of stock options	669	—	1,004	1,864	—	—	—	2,868	—	2,868
Share based compensation	—	—	—	—	—	—	1,852	1,852	—	1,852
Transfer to legal reserve	—	—	—	—	—	(9,321)	9,321	—	—	—
Changes in composition of the Group	—	—	—	—	—	—	—	—	3,893	3,893
Currency translation differences	—	—	—	—	—	—	(1,918)	(1,918)]	(740)	(2,658)

Balance as of December 31, 2004	99,219	(655)	148,828	364,954	(8,833)	(212,621)	(55,242)	237,086	43,351	280,437
IFRS 3—Negative goodwill derecognised	—	—	—	—	—	8,202	—	8,202	—	8,202
Profit for the year(iii)	—	—	—	—	—	10,277	—	10,277	(6,132)	4,145
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(2,000)	(2,000)
Shares issued via the exercise of stock options	485	—	727	3,288	—	—	(462)	3,553	—	3,553
Share based compensation	—	—	—	—	—	—	3,075	3,075	—	3,075
4% Convertible Notes—equity component(iv)	—	—	—	—	—	—	39,109	39,109	—	39,109
Transfer to accumulated losses brought forward	—	—	—	(52,640)	—	52,640	—	—	—	—
Fair value adjustment on financial assets	—	—	—	—	—	—	3,308	3,308	—	3,308
Currency translation differences	—	—	—	—	—	—	(5,005)	(5,005)	(1,040)	(6,045)

Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,502)	(15,217)	299,605	34,179	333,784

Consolidated statements of changes in equity	Millicom International

For the years ended December 31, 2006, 2005 and 2004	Cellular S.A.
	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital(ii)	Share Premium(ii)	Treasury stock	Accumulated losses	Other reserves(i)	Total	Minority interest	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,502)	(15,217)	299,605	34,179	333,784
Profit for the year	—	—	—	—	—	168,947	—	168,947	(8,964)	159,983
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(4,873)	(4,873)
Shares issued via the exercise of stock options	913	655	1,369	5,574	8,833	—	(1,549)	14,227	—	14,227
Minority interest following acquisition of subsidiaries	—	—	—	—	—	—	—	—	52,500	52,500
Share based compensation	67	—	101	2,262	—	—	10,487	12,850	—	12,850
Transfer to accumulated losses brought forward	—	—	—	(101,937)	—	101,937	—	—	—	—
Fair value adjustment on financial assets	—	—	—	—	—	—	(3,308)	(3,308)	—	(3,308)
Currency translation differences	—	—	—	—	—	—	12,553	12,553	4,672	17,225

Balance as of December 31, 2006	100,684	—	151,025	221,501	—	129,382	2,966	504,874	77,514	582,388

(i)
See Note 23.

(ii)
See Note 22.

(iii)
As a result of the finalization of the allocation of purchase price for Millicom's acquisition of its operation in Democratic Republic of Congo in 2006, $0.2 million of amortization charges were reversed in 2005 (see note 4).

(iv)
See note 24.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements	Millicom International

As of December 31, 2006, 2005 and 2004	Cellular S.A.

1.     CORPORATE INFORMATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "Millicom") is a global operator of mobile telephone services in the world's emerging markets. The Group was formed in December 1990 when Investment AB Kinnevik ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom Inc."), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

        As of December 31, 2006, Millicom had 17 mobile operations in 17 countries focusing on emerging markets in Central America, South America, Africa and Asia. The Company sold its Pakistani operation in February 2007. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg stock exchange on January 16, 2006. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

        Millicom operates in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

        The Board of Directors approved these consolidated financial statements on March 20, 2007. The consolidated financial statements will be ratified by the Annual General Meeting.

2.     SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

2.1   Basis of preparation

        The consolidated financial statements of the Group are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS"). All values are rounded to the nearest thousand ($000) except when otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities that have been measured at fair value.

        The preparation of financial statements in conformity with IFRS requires management to exercise its judgment in the process of applying the Group's accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

2.2   Consolidation

        The consolidated financial statements of the Group are comprised of the financial statements of the Company and its subsidiaries and joint ventures as at 31 December each year. The financial statements of the subsidiaries and joint ventures are prepared for the same reporting year as the Company, using consistent accounting policies.

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

        The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of identifiable net assets of the subsidiary acquired, the difference is recognised directly to the consolidated statements of profit and loss (see accounting policy for Goodwill).

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

  Joint ventures

        Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors of those ventures.

        Entities that are jointly controlled are consolidated using the proportional method which only includes the Group's share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest in the consolidated financial statements.

        The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the joint venture. The Group does not recognise its share of profits or losses that results from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognised immediately.

  Associates

        Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

        Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes Goodwill (net of any accumulated impairment loss) identified on acquisition.

        The Group's share of the post-acquisition profits or losses of associates is recognised in the consolidated statements of profit and loss, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3   Foreign currency translation

  Functional and presentation currencies

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of each subsidiary, joint venture and associates reflects the economic substance of the underlying events and circumstances of these entities. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in different currencies. The Group's consolidated financial statements are presented in U.S. dollar (the "presentation currency"). The functional currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

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

        Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss if applicable. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in the consolidated statements of profit and loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as investments classified as available for sale are included in the fair value reserve in equity.

  Translation into presentation currency

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
  All resulting exchange differences are recognised as a separate component of equity "Currency translation reserve", in the caption "Other reserves".

        On consolidation, exchange differences arising from the translation of net investments in foreign operations, and of borrowing and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the consolidated statements of profit and loss as part of the gain or loss on sale.

        Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

        The following is a table of the principal currency translation rates to the U.S. dollar as of December 31, 2006 and 2005 and the average rates for the year ended December 31, 2006.

Country	Currency	2006 Average rate	2006 Year-end rate	2005 Year-end rate
Bolivia	Boliviano	8.00	7.99	8.00
Chad	CFA Franc	521.96	497.45	556.04
Colombia	Peso	2,311.06	2,240.00	—
Ghana	Cedi	9,178.32	9,174.31	9,100.00
Guatemala	Quetzal	7.60	7.62	7.60
Honduras	Lempira	18.90	18.90	18.90
Lao	Kip	10,301.08	9,855.00	10,932.00
Luxembourg	Euro	0.79	0.76	0.85
Mauritius	Rupee	31.18	32.82	30.24
Pakistan	Rupee	60.28	60.89	59.79
Paraguay	Guarani	5,652.50	5,170.00	6,100.00
Senegal	CFA Franc	521.96	497.45	556.04
Sierra Leone	Leone	2,956.88	2,973.94	2,932.51
Sri Lanka	Rupee	104.09	107.42	102.11
Sweden	Krona	7.36	6.84	7.95
Tanzania	Shilling	1,248.34	1,264.22	1,150.50

        The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the year.

2.4   Segment Reporting

        A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments (see note 9).

2.5   Property, plant and equipment

        Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment in value. Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible and is expected without significant cost. All repairs and maintenance expenditures are expensed as incurred.

        Estimated useful lives are:

Buildings	40 years or life of lease if lower
Networks (including civil works)	5 to 10 years
Other	2 to 7 years

        The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assets' residual value and useful life is reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Construction in progress consists of the cost of assets, labour and other direct costs associated with property, plant and equipment being constructed by the Group. Once the assets become operational, the related costs are transferred from construction in progress to the appropriate asset category and start to be depreciated.

        Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statements of profit and loss during the financial period in which they are incurred.

        A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

        Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will result in future economic benefits for the Group and the costs can be measured reliably.

2.6   Intangible assets

        Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which expenditure is incurred. Intangible assets are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statements of profit and loss in the expense category consistent with the function of the intangible assets.

  Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the Goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in 'intangible assets, net'. Goodwill on acquisition of associates is included in 'investments in associates'. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.

        For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group's cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

  •
  Is not larger than a segment based on either the Group's primary or the Group's secondary reporting format.

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

        The terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate setting, frequency allocation and technical standards. Licenses are initially measured at cost and are amortised from the date the network is available for use using the straight-line basis over periods of 5 to 20 years depending on the term of the license. Licenses held, subject to certain conditions, are usually renewable and are generally non-exclusive. When determining the useful life of the licenses, management usually does not consider renewal periods since there is no guarantee that the license will be renewed without significant cost. Under the terms of the respective licenses, the joint ventures and subsidiaries are generally entitled to enter into interconnection agreements with operators of both landline and other mobile networks.

  Trademarks and Subscriber bases

        Trademarks and subscriber bases are recognised as intangible assets only when acquired in business combinations or ownership increase transactions in joint ventures. Their cost corresponds to the fair value as at the date of acquisition. Trademarks and subscriber bases have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trademarks and subscriber bases over their estimated useful lives. The estimated useful life for trademarks and subscriber bases are based on the specifications of the market in which they exist. Trademarks and subscriber bases are recorded under the caption "Intangible assets, net".

2.7   Impairment of non-financial assets

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The recoverable amount is the higher of the fair value less cost to sell and value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market conditions of the time value of money and the risk specific to the asset. Impairment losses of continuing operations are recognised in the consolidated statements of profit and loss in those expense categories consistent with the function of the impaired asset.

        An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognised impairment loss is reversed if there has been a change in the estimate used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

        Where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets.

2.8   Investments and other financial assets

        Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available for sale financial assets and pledged deposits, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable costs. Millicom determines the classification of its financial assets upon initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

        All regular purchases and sales of financial assets are recognised on the trade date—the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive the cash flows from the investment have expired or have been transferred and the Group has transferred substantially all the risks and rewards.

  Financial assets at fair value through profit or loss

        A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also included in this category unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

  Held to maturity investment

        Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when Millicom has the intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held to maturity are measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

  Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

  Available for sale financial assets

        Available for sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified in any of the three preceding categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the consolidated statement of profit and loss.

        The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions, reference to the current market value of a substantially similar instrument, discounted cash flow analysis and option pricing models.

  Pledged deposits

        Pledged deposits represent contracted cash deposits with banks that are held as security for debts either at the corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

2.9   Non-current assets (or disposal groups) held for sale and related liabilities

        Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. The liabilities of disposal groups are classified as "Liabilities directly associated with assets held for sale".

2.10   Inventories

        Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11   Trade receivables

        Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the consolidated statements of profit and loss within "Cost of sales". The nominal value less impairment of trade receivables is assumed to approximate their fair values.

2.12   Time deposits

        Cash deposits with banks with maturities of more than 3 months that generally earn interest at market rates are classified as time deposits.

2.13   Cash and cash equivalents

        Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.14   Derivative financial instruments

        Derivatives are initially recorded at cost and then re-measured to fair value through the consolidated statements of profit and loss under the caption "Other non operating expenses, net".

        A derivative embedded in a financial instrument is treated as a separate derivative when (i) its economic risks and characteristics are not closely related to those of the host contract, (ii) a separate instrument with the same terms as the embedded derivative would qualify as a derivative, (iii) the combined instrument (derivative and host contract) is not carried at fair value with unrealised gains and losses reported in the statements of profit and loss.

2.15   Impairment of financial assets

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

2.16   Share capital

        Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

        Where any Group company purchases the Company's equity share capital, the consideration paid including any directly attributable incremental costs is shown under the caption "Treasury stock" and deducted from equity attributable to the Company's equity holder until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2.17   Borrowings and borrowing costs

        Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statements of profit and loss over the period of the borrowing using the effective interest method.

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

        Borrowing costs which are not capitalised are recognised as an expense when incurred.

2.18   Leases

        The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

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

        Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

        Operating lease payments are recognised as an expense in the consolidated statements of profit and loss on a straight-line basis over the lease term.

2.19   Provisions

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

2.20   Trade payables

        Trade payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.

2.21   Revenue recognition

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

  Revenues from provision of telecom services

        These recurring revenues consist of connection fees, monthly subscription fees, airtime usage fees, interconnection fees, roaming fees and fees from other telecommunications services such as data services and short message services. Recurring revenues are recognised on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

        Subscription products and services are deferred and amortised over the estimated life of the customer relationship. Related costs are also deferred, to the extent of the revenues deferred, and amortised over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically.

  Prepayments

        Prepayments allow the forward purchase of a specified amount of airtime by customers. Revenues are recognised as credit is used. Unutilised airtime is carried in the balance sheet and is included under deferred revenue within "other current liabilities".

  Value added services

        Revenues from value added services such as text messaging, video messaging, ringtones, games etc, are recognised net of payments to the providers of these services when they are responsible for the contents and for determining the price paid by the subscriber.

  Multiple-element arrangements

        Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or on the residual method.

2.22   Cost of sales

        The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of lease lines, costs of handsets and other accessories sold and royalties. Costs of sales are recorded on an accrual basis.

        Cost of sales also includes the depreciation and impairment of network equipment.

2.23   Customer acquisition costs

        Specific customer acquisition costs, including dealer commissions and handset subsidies, are charged to sales and marketing when the subscriber is activated.

2.24   Employee benefits

  Pension obligations

        Pension obligations can result from either a defined contribution plan or a defined benefit plan.

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

  Share-based compensation

        Up until May 2006, share options were granted to Directors, management and key employees. The fair value of the equity instruments granted in exchange for the services received is recognised as an expense over the vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the Group revises its estimate of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the consolidated statements of profit and loss, with a corresponding adjustment to equity. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

        Subsequent to May 2006, restricted share awards are granted to the Directors, management and key employees.

        The cost of these equity-transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and /or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

        No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

2.25   Taxation

  Current tax

        Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the balance sheet date.

  Deferred tax

        Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

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

        Deferred income tax assets and liabilities are measured at the tax rate expected to apply to the year when the assets is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognised directly in equity is recognised in equity and not in the consolidated statements of profit and loss. Deferred tax assets and deferred tax liabilities are offset, if legally enforceable rights exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.26   Discontinued operations

        Revenues and expenses associated with discontinued operations are presented in a separate line on the consolidated statements of profit and loss. Comparative figures in the consolidated statements of profit and loss representing the discontinued operations are also reclassified to a separate line. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and represent a major line of business or geographic unit which has been disposed of or is available for sale.

2.27   Changes in accounting policies

        The consolidated financial statements as of December 31, 2006 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

New and revised accounting standards, interpretations and amendments to published standards which are not yet effective.

        Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2007 or later periods but which the Group has not yet early adopted, as follows:

  •
  IAS 23—Borrowing costs. In March 2007, the IASB issued a revised version of IAS 23 Borrowing Costs. The main change is the removal of the option to immediately recognise as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009.

  •
  IFRS 7—Financial Instruments—Disclosures. The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The principles in this IFRS complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement. Entities shall apply this IFRS for annual periods beginning on or after January 1, 2007.

  •
  IFRS 8—Operating segments. The objective of this IFRS is to replace IAS 14—Segment Reporting. It adopts a management approach to segment reporting and require entities to provide additional disclosures on segmental information in their financial statements. Entities shall apply this IFRS for annual periods beginning on or after January 1, 2009.

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

  •
  IFRIC 9—Reassessment of embedded derivatives—the interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39—Financial Instruments: Recognition and Measurement. IFRIC 9 becomes effective for financial years beginning on or after June 1, 2006.

  •
  IFRIC 10—Interim Financial Reporting and Impairment—The interpretation clarifies the inconsistency between IAS 34—Interim Financial Reporting—and the impairment requirements relating to goodwill in IAS 36—Impairment of Assets—and equity instruments classified as available for sales in IAS 39—Financial Instruments: Recognition and Measurement on recognition of impairment losses. IFRIC 10 prohibits the impairment loss recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. Entities shall apply this Interpretation for annual periods beginning on or after November 1, 2006.

  •
  IFRIC 11—IFRS 2—Group and Treasury Share Transactions—The interpretation clarifies the accounting of arrangements whereby an employee is granted rights to an entity's equity instruments and the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. Entities shall apply this Interpretation for annual periods beginning on or after March 1, 2007.

  •
  IFRIC 12—Service Concession Arrangements—The interpretation clarifies that the infrastructure for contractual arrangements arising from entities providing public services should be recognised as financial asset and/or an intangible assets. Entities shall apply this Interpretation for annual periods beginning on or after January 1, 2008.

        All the above new standards, interpretations and amendments have been considered by Management and the impact on accounting policies is not considered material and in some cases is nil.

2.28   Risk Management

  Cash flow interest rate risk

        The Group's exposure to the risk for changes in market interest rates relates primarily to the Group's long-term debt obligations with a floating interest rate. To manage this risk, the Group's policy is to contract for fixed interest rate borrowings when terms offered are attractive. At December 31, 2006, approximately 51% of the Group's borrowings are at a fixed rate of interest.

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

  Commodity price risk

        A significant portion of the Group's capital expenditures are spent on investments in new base stations, including the cost of installing new towers and infrastructure to house and protect the network equipment. As such, the Group is indirectly exposed to the commodity price of steel, the main component of the towers, and cement, the main component of the infrastructure. In addition, the Group is exposed to the price of diesel fuel needed to run the generators that serve as a primary or back-up power source for the base stations. The Group has decided to accept these risks, principally because of the relatively high cost of hedging fluctuations in the prices of these commodities.

  Credit risk

        Financial instruments that potentially subject the Group to credit risk are primarily cash and cash equivalents, pledged deposits, letters of credit and accounts receivable. The counter parties to the agreements relating to the Group's cash and cash equivalents, pledged deposits and letters of credit are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counter parties. Accounts receivable are mainly derived from the provision of telecom services to a large number of customers, including businesses and individuals, as well as local telecommunications companies. The related concentration of credit risk is spread and is therefore limited. The Group maintains a provision for impairment of trade receivables based upon the expected collectibility of all trade receivables.

  Liquidity risk

        The Group has incurred significant indebtedness but also has significant cash balances. Millicom evaluates its ability to meet its obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage its liquidity risk.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

  Millicom's operations in Pakistan

        As of December 31, 2006, Millicom was actively engaged in selling its remaining operation in Pakistan, Paktel Limited after having sold its interest in Pakcom Limited. The sale of Paktel Limited was completed on February 13, 2007. Since Millicom is exiting this geographical area of operation, both Paktel Limited and Pakcom Limited have been classified as discontinued operations. Pakcom Limited was classified as an asset held for sale in the 2005 financial statements but not as a discontinued operation since Millicom still intended to operate in Pakistan at the end of 2005 through Paktel Limited.

  Contingent liabilities

        Contingent liabilities are potential liabilities that arise from past events whose existence will be confirmed. Provisions for liabilities are recorded when a loss is considered probable and can be reasonably estimated. The determination of whether or not a provision should be recorded for any potential liabilities is based on management's judgment.

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

        Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, particularly in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management's judgment.

        For our critical accounting estimates reference is made to the relevant individual notes to these consolidated financial statements, more specifically note 4—Acquisition of subsidiaries, joint ventures and minority interests; note 10—Intangible assets; note 22—Share capital (relating to the long term incentive plan) and note 35—Commitments and contingencies.

4.     ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

        Millicom has acquired the following subsidiaries, joint ventures and minority interests during the years 2006, 2005 and 2004:

Costs of acquisitions	Net acquisition cost	Net cash acquired	Total
	US$ '000	US$ '000	US$ '000
2006
Colombia Móvil S.A.	(124,148)	151,080	26,932
Telefonica Celular del Paraguay S.A.	(5,000)	—	(5,000)
Sentel GSM	(35,200)	—	(35,200)
Millicom Sierra Leone Limited	(1,500)	—	(1,500)
Millicom Tanzania Limited	(20,000)	—	(20,000)

	(185,848)	151,080	(34,768)

2005
Oasis S.P.R.L.	(35,000)	864	(34,136)
Telefonica Celular	(20,000)	3,386	(16,614)
Millicom Sierra Leone Limited	(1,500)	—	(1,500)
Millicom (Ghana) Limited	(20,000)	—	(20,000)

	(76,500)	4,250	(72,250)

2004
Millicom Tanzania Limited	(1,025)	19	(1,006)

	(1,025)	19	(1,006)

  Business combinations

Acquisition of Colombia Móvil S.A.

        On October 2, 2006, the Group acquired 50% plus one of the voting shares of Colombia Móvil S.A., a mobile operation in Colombia. Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2006. The final determined fair value of the identifiable assets and liabilities acquired were as follows:

	Recognised on acquisition	Carrying value
	US$ '000	US$ '000
Intangible assets, net(i)	176,124	71,124
Property, plant and equipment, net(ii)	245,285	274,937
Financial assets(iii)	15,411	167
Inventories	15,297	15,297
Trade receivables	31,195	31,195
Prepayments and accrued income	14,954	14,954
Current tax assets	5,991	5,991
Other current assets	14,740	14,740
Cash and cash equivalents(iv)	151,080	28,566

	670,077	456,971

Non-current debt and other financing	165,530	165,530
Other non-current payables	19,705	19,705
Current debt and other financing	238,160	238,160
Trade payables	59,276	59,276
Accrued interest and other expenses	20,227	20,227
Current tax liabilities	20,588	20,588
Other current liabilities	7,523	7,523
Contingent liabilities(iii)	15,244	—

	546,253	531,009

Fair value of net assets acquired and contingent liabilities (100%)	123,824

Fair value of net assets acquired and contingent liabilities (50% acquired)	61,912
Goodwill arising on acquisition	62,236

Acquisition cost	124,148

(i)
Intangible assets identified are trademarks for an amount of $5.0 million which were fully written off in the fourth quarter of 2006 as the operation was rebranded; subscriber bases for an amount of $100.0 million which have useful lives of 6 to 7 years; and licenses for $71.1 million which have useful lives of 7 years.

(ii)
Network equipment fair value at the date of acquisition is $29.7 million lower than its carrying value mainly due to falling network equipment prices which have resulted in a lower replacement cost than book value.

(iii)
Contingent liabilities relate to existing litigations at the time of the acquisition. The founding shareholders of Colombia Movil S.A. committed to reimburse the operation for any payments that need to be made relating to litigations existing at the time of the acquisition therefore a corresponding financial asset has been recorded (see note 16).

(iv)
The business was acquired by purchasing new shares and therefore the purchase price, net of acquisition costs, was injected into the operation.

        The goodwill is attributable to the profitability potential of the acquired business and the synergies expected to arise from the Group's acquisition of Colombia Movil S.A. The fair value of the subscriber bases was ascertained using the discounted excess earnings method and the fair value of the trademark was ascertained using the relief from royalty approach. The acquisition cost of Colombia Movil S.A. was $124.1 million, including acquisition costs of $1.6 million and was financed through borrowings.

        The acquired business contributed revenues of $90.2 million and net losses of $13.8 million for the period from acquisition to December 31, 2006. If the acquisition had occurred on January 1, 2006, unaudited pro forma Group revenue from continuing operations would have been $1,823 million, and the unaudited pro forma profit for the year from continuing operations would have been $176 million. These amounts have been calculated using the Group accounting policies.

Acquisition of Oasis S.P.R.L.

        On September 13, 2005, the Group acquired 100% of the voting shares of Oasis S.P.R.L. ("Oasis"), a mobile operation in the Democratic Republic of Congo. Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2006. The final determined fair value of the identifiable assets and liabilities acquired were as follows:

	Recognised on acquisition	Carrying value
	US$ '000	US$ '000
Intangible assets, net(i)	13,333	2,291
Property, plant and equipment, net	16,035	16,035
Non-current pledged deposits	332	332
Inventories	460	460
Trade receivables	384	715
Prepayments and accrued income	865	865
Cash and cash equivalents	864	864

	32,273	21,562

Trade payables	1,807	1,807
Accrued interest and other expenses	526	526
Current tax liabilities	40	40
Other current liabilities	2,035	2,035
Contingent liabilities(ii)	4,037	—

	8,445	4,408

Fair value of net assets acquired and contingent liabilities	23,828
Goodwill arising on acquisition	11,172

Acquisition cost	35,000

(i)
Intangible assets identified are licenses for an amount of $13.3 million which have a useful life of 12 years.

(ii)
Contingent liabilities relate to various tax contingencies.

        The goodwill is attributable to the profitability potential of the acquired business and the synergies expected to arise from the Group's acquisition of Oasis. The acquisition cost of Oasis was $35.0 million and was fully paid in cash.

        On finalization of the allocation of the purchase price Millicom used the discounted excess earnings method to ascertain the value to be allocated to the subscriber bases. As a result, Millicom adjusted the value allocated to subscriber bases from the provisional amount of $4.0 million to $nil and therefore reversed $0.2 million of amortization charges previously recorded in 2005.

        The acquired business contributed revenues of $17.8 million (from the date of acquisition to December 31, 2005: $5.2 million) and net losses of $26.3 million (from the date of acquisition to December 31, 2005: loss of $4.9 million) to Millicom for the year ended December 31, 2006.

  Joint ventures

        On May 26, 2005, Millicom acquired an additional 16.7% in the capital of its operation in Honduras, Telefonica Celular ("Celtel"), for a total consideration of $20.0 million, taking its ownership from 50.00% to 66.7%. Due to the presence of joint control, Millicom continues to account for Celtel as a joint venture using proportional consolidation. The 2005 results of Celtel have been proportionally consolidated at 50.00% from January 1, 2005 to May 26, 2005 and at 66.7% afterwards.

        The fair value of 16.7% of Celtel's identifiable assets and liabilities acquired were as follows:

	Recognised on acquisition	Carrying value
	US$ '000	US$ '000
Intangible assets, net(i)	23,884	1,204
Property, plant and equipment, net	8,611	8,611
Investment in associate	422	422
Inventories	449	449
Trade receivables	1,747	1,747
Amounts due from joint ventures and joint venture partners	40	40
Prepayments and accrued income	516	516
Other current assets	206	206
Cash and cash equivalents	3,386	3,386

	39,261	16,581

Non-current debt and other financing	189	189
Deferred taxation	7,109	181
Current debt and other financing	151	151
Trade payables	2,607	2,607
Accrued interest and other expenses	118	118
Current tax liabilities	1,506	1,506
Other current liabilities	1,282	1,282

	12,962	6,034

Fair value of net assets acquired	26,299
Excess of fair value over the acquisition cost	(6,299)

Acquisition cost	20,000

(i)
Additional intangible assets identified as part of the purchase price allocation were trademarks for an amount of $3.0 million which have a useful life of 15 years and subscriber bases for an amount of $20.1 million which have a useful life of between 5 and 10 years. In addition Millicom increased its share of existing intangible assets by 16.7% ($0.5 million for licenses and $0.3 million for other intangible assets). Previous goodwill relating to Honduras of $0.4 million was allocated to other intangible assets as part of the purchase price allocation.

        For the valuation of the identifiable assets and liabilities Millicom has involved a third party valuation specialist. In accordance with the provisions of IFRS 3, as the initial fair value computation of the identifiable assets and liabilities was in excess of the acquisition cost, Millicom reassessed the valuation. After this reassessment the remaining excess of $6.3 million was immediately recognised in the consolidated statements of profit and loss under the caption "Other operating income".

  Minority interests

        In July, 2006, Millicom completed its purchase for a total consideration of $5.0 million of the remaining 4% ownership interest in Telefonica Celular del Paraguay S.A., its subsidiary in Paraguay in which Millicom now has 100% ownership. The acquisition was approved by the regulatory authorities on July 12, 2006. Millicom recognised goodwill of $3.1 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

        On March 14, 2006, Millicom purchased for a total consideration of $35.2 million the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership. Millicom recognised goodwill of $31.5 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

        On January 23, 2006, Millicom purchased for a total consideration of $20.0 million the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership. Millicom recognised goodwill of $15.9 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

        On December 16, 2005, Millicom entered into an agreement with Comtech, the minority shareholder in its operation in Sierra Leone to purchase the remaining 30% of shares in Sierra Leone not already held by Millicom for $3.0 million. The purchase was made in two installments. The first one, on December 16, 2005 by which the agreements were formally signed and 50% of the purchase price was paid. The second one, which occurred on February 1, 2006, when the shares were actually transferred to Millicom and the second half of the purchase price was settled. Between those dates, certain administrative matters had to be solved by the parties, the most significant one being the receipt by the National Bank of Sierra Leone of the confirmation of the sale. As the later was received on December 22, 2005, Millicom recorded the acquisition on that date as by then both parties had effectively fulfilled their main obligations under the agreement and the remaining administrative matters were customary to the finalization of the agreement. The purchase price of $3.0 million is entirely recognised as goodwill as Millicom's operation in Sierra Leone had negative equity on the acquisition date.

        In December 2005, Millicom bought an option to purchase 30% of Millicom (Ghana) Limited, Millicom's operation in Ghana, from a former shareholder for an amount of $20.0 million. This amount is entirely recognised as goodwill as the purchase of the option represents, in substance, the acquisition of the economic benefits associated with the 30% minority interest and at the date of the purchase of the option by Millicom, Millicom Ghana Limited had negative shareholders' equity.

5.     DISPOSALS OF SUBSIDIARIES AND JOINT VENTURES

        The Group has, from time to time, disposed of or reduced its share in certain subsidiaries and joint ventures. The impact of the disposal and the carrying amount of the assets and liabilities disposed of during the year were as follows:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Property, plant and equipment	1,517	—	2,104
Financial assets—available for sale	2,977	—	—
Financial assets—other	18	—	—
Current assets	1,197	149	944
Assets held for sale	257,765	—	—
Non current liabilities	(2,947)	—	—
Current liabilities	(2,483)	(519)	(2,398)
Liabilities directly associated with assets held for sale	(253,541)	—	—
Currency translation adjustment	—	—	(1,708)
Loans written-off	(6,939)	—	5,285

	(2,436)	(370)	4,227
Profit/(loss) on sale	8,837	1,269	(2,207)

Total sale price, in cash and cash equivalents	6,401	899	2,020
Less: Cash disposed	(2,397)	—	(59)
Deferred sales proceeds	—	1,000	(1,000)

Cash flow on disposal net of cash	4,004	1,899	961

Gain (loss) from sale of subsidiaries and joint ventures

        Details of the gain/(loss) from sale of subsidiaries and joint ventures during the year were as follows:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
From continuing operations	8,099	1,269	(2,207)
From discontinued operations	738	—	—

	8,837	1,269	(2,207)

2006

        As part of the sale of Pakcom Limited (see Note 6), Millicom transferred for no consideration 10% of its ownership in Paktel to the Arfeen Group, reducing Millicom's ownership in Paktel Limited to 88.9%. No gain or loss was recorded on the disposal.

        In May 2006, Millicom disposed of its wholly-owned subsidiary MIC-USA Inc. for $1. A net gain of $6.1 million was recognised from the sale and MIC-USA Inc. ceased to be consolidated from the date of sale. As part of the disposal of MIC-USA Inc., Millicom disposed of Great Universal Inc. and Modern Holdings Inc. Although Great Universal Inc. and Modern Holdings Inc. were wholly-owned by Millicom, they were not consolidated because of the existence of outstanding warrants that enabled the warrant holder to control Great Universal Inc. and Modern Holdings Inc. These entities were accounted for as financial assets available for sale. Upon disposal, the revaluation reserve was reversed and no gain or loss was recorded on their disposal in 2006.

        Millicom sold other minor subsidiaries and other joint-ventures, including its operation in Peru which has been treated as a discontinued operation, for $6.4 million net proceeds resulting in a gain of $2.7 million.

2005

        In 2005, Millicom completed the sale of Millicom Chile S.A., which held certain rights in Chile, for net total proceeds of $0.9 million realising a net gain of $0.9 million.

        In 2005, Millicom disposed of or liquidated a number of other minor subsidiaries for nil net proceeds realising a net gain of $0.4 million.

2004

        In September 2004, Millicom completed the sale of Millicom Argentina S.A., its broadband operation in Argentina, for net total proceeds of $2.0 million realising a net loss of $2.1 million.

        Following the restructuring of Millicom's holding in Millicom Lao Co. Ltd in December 2004, Millicom disposed of 3.9% of this operation for nil net proceeds realising a gain of $0.1 million.

        In 2004, Millicom disposed of or liquidated a number of minor subsidiaries for nil net proceeds realising a net loss of $0.2 million.

6.     DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

  Discontinued operations

Pakcom Limited and Paktel Limited

        In 2006, Millicom decided to exit from its remaining business in Pakistan and, as a result Paktel Limited and Pakcom Limited have been classified as discontinued operations (see note 3). The sale of Pakcom was completed in June 2006. Millicom was actively selling Paktel as of December 31, 2006. The sale of Paktel Limited was completed on February 13, 2007.

Comvik International (Vietnam) A.B.

        Millicom has an 80% equity interest in Comvik International (Vietnam) AB ("Comvik") which had entered into a Business Cooperation Contract ("BCC") with a government-owned company to operate a nationwide cellular GSM network in Vietnam (Mobifone). The BCC expired in May 2005 and Millicom had been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest. During the third quarter of 2006, Millicom concluded that it was unlikely that an acceptable agreement would be reached in the near future and therefore has classified Comvik as a discontinued operation from that date. Millicom has no other continuing operation in Vietnam. As of December 31, 2006, Comvik has been presented as an abandoned operation. As such its assets and liabilities are still included under the relevant individual balance sheet captions. There is likely to be limited financial impact from the closure of the BCC in 2007.

Other

        Other operations have been classified as discontinued operations in 2006, consisting mainly of Millicom Peru S.A. (see note 5).

        The results of discontinued operations for the year 2006 are presented below:

	Paktel	Pakcom	Vietnam	Other	Total Discontinued	Continuing Operations	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	55,430	10,948	1,348	1,399	69,125	1,576,100	1,645,225
Cost of sales(i)	(41,436)	2,504	(1,499)	(2,252)	(42,683)	(616,739)	(659,422)

Gross profit/(loss)	13,994	13,452	(151)	(853)	26,442	959,361	985,803
Other operating income/(expenses), net(ii)	(57,486)	(5,586)	(2,059)	1,759	(63,372)	(518,073)	(581,445)

Operating profit/(loss)	(43,492)	7,866	(2,210)	906	(36,930)	441,288	404,358
Other non-operating income/(expenses), net	(31,189)	(8,125)	332	(1)	(38,983)	(87,287)	(126,270)

Profit/(loss) before tax	(74,681)	(259)	(1,878)	905	(75,913)	354,001	278,088
Tax income/(charge):	(246)	(22)	391	(23)	100	(118,205)	(118,105)

Profit/(loss) for the year	(74,927)	(281)	(1,487)	882	(75,813)	235,796	159,983

Proceeds from disposal	—	—	—	4,962	4,962	—	4,962

(i)
Includes the reversal of impairment of network equipment for $ 5.7 million in Pakcom.

(ii)
Includes the reversal of impairment of license for $ 2.1 million in 2006 in Peru.

        The results of discontinued operations for the year 2005 are presented below:

	Paktel	Pakcom	Vietnam	Other	Total Discontinued	Continuing Operations	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	51,862	34,640	74,051	2,756	163,309	922,780	1,086,089
Cost of sales(i)	(36,916)	(46,156)	(55,420)	(439)	(138,931)	(373,427)	(512,358)

Gross profit/(loss)	14,946	(11,516)	18,631	2,317	24,378	549,353	573,731
Other operating expenses, net(ii)	(52,823)	(24,808)	(16,209)	(3,163)	(97,003)	(273,984)	(370,987)

Operating profit/(loss)	(37,877)	(36,324)	2,422	(846)	(72,625)	275,369	202,744
Other non-operating income/(expenses), net	(17,168)	(12,913)	659	(108)	(29,530)	(104,169)	(133,699)

Profit/(loss) before tax	(55,045)	(49,237)	3,081	(954)	(102,155)	171,200	69,045
Tax income/(charge):	595	3,656	(719)	363	3,895	(68,795)	(64,900)

Profit/(loss) for the year	(54,450)	(45,581)	2,362	(591)	(98,260)	102,405	4,145

(i)
Includes the impairment of network equipment for $29.9 million in Pakcom, $16.6 million in Vietnam and $4.6 million in Paktel.

(ii)
Includes the impairment of goodwill for $2.0 million in Pakcom and reversal of impairment of license in Peru for $0.9 million.

        The results of discontinued operations for the year 2004 are presented below:

	Paktel	Pakcom	Vietnam	Other	Total Discontinued	Continuing Operations	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	34,349	54,337	162,807	3,421	254,914	665,579	920,493
Cost of sales(i)	(17,460)	(20,945)	(71,525)	(1,709)	(111,639)	(276,220)	(387,859)

Gross profit	16,889	33,392	91,282	1,712	143,275	389,359	532,634
Other operating expenses, net	(18,728)	(26,174)	(22,963)	(2,145)	(70,010)	(216,084)	(286,094)

Operating profit/(loss)	(1,839)	7,218	68,319	(433)	73,265	173,275	246,540
Other non-operating income/(expenses), net	(338)	(1,277)	(1,731)	(64)	(3,410)	(101,549)	(104,959)

Profit/(loss) before tax	(2,177)	5,941	66,588	(497)	69,855	71,726	141,581
Tax income/(charge):	(235)	(5,435)	(9,922)	534	(15,058)	(43,842)	(58,900)

Profit/(loss) for the year	(2,412)	506	56,666	37	54,797	27,884	82,681

(i)
Includes the impairment of network equipment for $3.1 million in Paktel and $ 2.0 million in Pakcom.

  Assets held for sale

        During the fourth quarter of 2006, Millicom began actively negotiating the sale of its shares in Paktel and therefore it has been classified as a disposal group held for sale in the December 31, 2006 balance sheet. At the time of classification as a disposal group held for sale, Millicom measured all assets and liabilities of Paktel at book value since the selling price was expected to be significantly higher, which was subsequently confirmed. Consequently, no impairment has been recognised on the assets of Paktel in 2006. Paktel is part of the segment Asia.

        During the third quarter of 2005, Millicom started actively negotiating the sale of its shares in its Pakistani operation, Pakcom, and therefore it was classified as a disposal group held for sale in the December 31, 2005 balance sheet. As of December 31, 2005, Millicom measured all assets and liabilities of Pakcom at their fair value (determined based on the expected selling price) less costs to sell. Pakcom was sold in 2006 for $1 of net proceeds with no gain or loss. Pakcom was part of the segment Asia.

        In 2003, Millicom decided to dispose of it operation in Peru, Millicom Peru, S.A., and classified it as a disposal group held for sale on the December 31, 2005 balance sheet. The sale was completed in October 2006. Millicom Peru was part of the segment South America.

        The major classes of assets and liabilities classified as held for sale as at December 31, 2006 and 2005 are as follows:

	2006	2005
	US$ '000	US$ '000
Assets
Intangible assets, net	187,414	212,425
Property, plant and equipment, net	192,881	17,233
Other Non-current Assets	500	1,500
Trade receivables, net	11,148	11,001
Inventories	494	—
Other current assets	7,501	4,915
Cash and cash equivalents	7,135	3,013

Assets held for sale	407,073	250,087

Liabilities
Other non-current liabilities	107,439	151,459
Trade payables	33,277	7,642
Current tax liabilities	3,345	9,899
Other current liabilities	108,072	77,724
Current debt and other financing	77,576	—
Non-current debt and other financing	64,330	—

Liabilities directly associated with assets held for sale	394,039	246,724

Net assets/(liabilities) directly associated with disposal group	13,034	3,363

7.     SUBSIDIARIES

        The Group has the following significant subsidiaries:

Name of the company	Country	Holding December 31, 2006	Holding December 31, 2005
		% of ownership interest	% of ownership interest
Central America
Telemovil El Salvador SA	El Salvador	100.0	100.0
South America
Telefonica Celular de Bolivia SA	Bolivia	100.0	100.0
Telefonica Celular del Paraguay SA(i)	Paraguay	100.0	96.0
Colombia Movil S.A.(i)	Colombia	50.0 + 1 share	—
Millicom Peru SA(iii)	Peru	—	100.0
Africa
Millicom (Ghana) Limited(i)	Ghana	100.0	100.0
Sentel GSM(i)	Senegal	100.0	75.0
Millicom Sierra Leone Limited(i)	Sierra Leone	100.0	100.0
Millicom Tanzania Limited(i)	Tanzania	100.0	84.4
Oasis S.P.R.L(i)	Democratic Republic of Congo	100.0	100.0
Millicom Tchad S.A.	Chad	87.5	87.5
Asia
Millicom Lao Co. Ltd.	Lao People's Democratic Republic	74.1	74.1
Comvik International (Vietnam) AB(iii)	Vietnam	80.0	80.0
Pakcom Limited(ii)	Pakistan	—	61.3
Paktel Limited(ii)	Pakistan	88.9	98.9
Celltel Lanka (Pvt) Limited.	Sri Lanka	99.9	99.9
Unallocated
Millicom International Operations SA	Luxembourg	100.0	100.0
MIC-USA Inc.(iv)	United States	—	100.0
Millicom International Operations BV	Netherlands	100.0	100.0
MIC Latin America BV	Netherlands	100.0	100.0
Millicom Africa BV.	Netherlands	100.0	100.0
Millicom Holding BV.	Netherlands	100.0	100.0

(i)
See note 4.

(ii)
See notes 3 and 6.

(iii)
See note 6.

(iv)
See note 5.

8.     INTERESTS IN JOINT VENTURES

        The Group has the following significant joint venture companies, which have been proportionally consolidated:

Name of the company	Country	Holding December 31, 2006	Holding December 31, 2005
		% of ownership interest	% of ownership interest
Central America
Comunicaciones Celulares SA	Guatemala	55.0	55.0
Telefonica Celular(i)	Honduras	66.7	66.7
Africa
Emtel Limited	Mauritius	50.0	50.0
Asia
Cam GSM Company Limited	Cambodia	58.4	58.4

(i)
See note 4.

        The share of assets and liabilities of the jointly controlled entities at December 31, 2006 and 2005, which are included in the consolidated financial statements, are as follows:

	2006	2005
	US$ '000	US$ '000
Current assets	145,271	110,186
Non-current assets	320,934	187,386

	466,205	297,572

Current liabilities	197,238	124,183
Non-current liabilities	52,777	29,531

	250,015	153,714

        The share of revenues and operating expenses of the jointly controlled entities for the years ended December 31, 2006, 2005 and 2004, which are included in the consolidated financial statements, are as follows:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Revenues	625,544	365,671	239,065
Total operating expenses	(365,826)	(237,439)	(154,834)

Operating profit	259,718	128,232	84,231

9.     SEGMENT INFORMATION

        The primary segment reporting format is determined to be geographic segments as the Group's risks and rates of return are affected predominantly by the fact that it operates in different countries in different geographical areas. The Group operates mainly in one reportable business segment, telecommunications services. The operating businesses are organised and managed according to the geographical areas, which represent the basis on which the information is presented to the Board of Directors and executive management to evaluate past performance and for making decisions about the future allocation of resources.

        For segmental information on investment in associates and profit from associates (see note 12).

Primary Reporting Format—Geographical Segments

        The Group operates in 16 countries within four regions: Central America, South America, Africa and Asia. Following the exit strategy from Pakistani operations, Millicom considers that the risks and rates of return for South East Asia and South Asia are similar. As a consequence, segments South East Asia and South Asia have been presented under the new segment Asia and comparative information for the years 2005 and 2004 has been reclassified.

        The following table presents revenues, operating profit/ (loss) and other segment information for the years ended December 31, 2006, 2005 and 2004:

December 31, 2006	Central America	South America	Africa	Asia	Unallocated item	Total Continuing Operations	Discontinued Operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	796,111	321,038	312,105	146,846	—	1,576,100	69,125	—	1,645,225
Operating profit/(loss)	334,923	49,657	63,143	36,070	(42,505)	441,288	(36,930)	—	404,358
Other segment information:
Depreciation and amortization	(79,242)	(68,335)	(56,763)	(24,701)	(200)	(229,241)	(28,516)	—	(257,757)
Total Assets	771,553	941,133	699,532	209,022	468,000	3,089,240	428,663	(196,909)	3,320,994
Total Liabilities	363,829	641,522	585,753	153,585	887,255	2,631,944	540,968	(434,306	2,738,606
Additions to:
Property, plant and equipment	176,769	71,495	263,579	104,596	68	616,507	107,901	—	724,408
Intangible assets	25,880	2,154	251	5,488	—	33,773	—	—	33,773

Capital expenditure	202,649	73,649	263,830	110,084	68	650,280	107,901	—	758,181

        The segment information for 2005 is presented in the following chart:

December 31, 2005	Central America	South America	Africa	Asia	Unallocated item	Total Continuing Operations	Discontinued Operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	452,600	141,655	204,397	124,128	—	922,780	163,309	—	1,086,089
Operating profit/(loss)	177,012	29,555	55,440	33,418	(20,056)	275,369	(72,625)	—	202,744
Other segment information:
Depreciation and amortization	(61,420)	(26,961)	(32,340)	(20,422)	(143)	(141,286)	(77,070)	—	(218,356)
Total Assets	430,747	158,393	373,737	146,909	862,330	1,972,116	637,103	(49,563)	2,559,656
Total Liabilities	138,018	96,896	306,210	101,472	1,177,754	1,820,350	664,999	(259,477)	2,225,872
Additions to:
Property, plant and equipment	78,503	30,048	110,285	39,188	36	258,060	91,685	—	349,745
Intangible assets	3,579	450	2,992	378	784	8,183	218,012	—	226,195

Capital expenditure	82,082	30,498	113,277	39,566	820	266,243	309,697	—	575,940

        The segment information for 2004 is presented in the following chart:

December 31, 2004	Central America	South America	Africa	Asia	Unallocated item	Total Continuing Operations	Discontinued Operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	304,816	116,703	149,802	94,258	—	665,579	254,914	—	920,493
Operating profit/(loss)	113,741	16,546	45,732	21,058	(23,802)	173,275	73,265	—	246,540
Other segment information
Depreciation and amortization	(41,977)	(25,096)	(18,314)	(15,914)	(126)	(101,427)	(69,567)	—	(170,994)
Total Assets	313,960	155,669	222,710	100,973	806,928	1,600,240	473,180	(27,207)	2,046,213
Total Liabilities	108,792	105,748	170,471	73,354	1,025,376	1,483,741	398,965	(116,930)	1,765,776
Additions to:
Property, plant and equipment	55,445	23,437	55,253	31,844	144	166,123	69,249	—	235,372
Intangible assets	10,211	685	24,357	1,818	5	37,076	223,061	—	260,137

Capital expenditure	65,656	24,122	79,610	33,662	149	203,199	292,310	—	495,509

10.   INTANGIBLE ASSETS

        The movements in intangible assets in 2006 were as follows:

	Goodwill	Licences	Trademarks, Subscriber bases and Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	77,351	271,937	24,199	373,487
Additions	—	32,520	1,253	33,773
Changes in the composition of the Group (note 4)(i)	112,724	71,124	105,000	288,848
Amortisation charge	—	(26,354)	(13,317)	(39,671)
Other movements	—	—	(2,745)	(2,745)
Exchange rate movements	6,409	3,103	6,985	16,497
Transfer to assets held for sale, net (note 6)	(306)	(187,108)	—	(187,414)

Closing balance, net	196,178	165,222	121,375	482,775

As at December 31, 2006
Cost or valuation	196,178	208,760	136,213	541,151
Accumulated amortisation	—	(43,538)	(14,838)	(58,376)

Net	196,178	165,222	121,375	482,775

(i)
Movement in goodwill represents $62.2 million of goodwill from the acquisition of 50% of Colombia Movil, $15.9 million of goodwill from the acquisition of 15.6% of Millicom Tanzania Limited, $31.5 million of goodwill from the acquisition of 25% of Sentel GSM and $3.1 million of goodwill from the acquisition of 4% of Telefonica Celular de Paraguay S.A.

        The movements in intangible assets in 2005 were as follows:

	Goodwill	Licences	Trademarks, Subscriber bases and Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	37,702	277,705	2,561	317,968
Additions(i)	—	224,160	2,035	226,195
Changes in the composition of the Group,(ii),(iii)	33,752	13,792	23,845	71,389
Amortisation charge(iii)	—	(27,234)	(3,684)	(30,918)
Impairment (note 29)	(1,955)	—	—	(1,955)
Impairment reversal on discontinued operations (note 29)	—	872	—	872
Reversal of negative goodwill(iv)	8,202	—	—	8,202
Other movements	—	(2,243)	—	(2,243)
Exchange rate movements	(350)	(2,847)	(401)	(3,598)
Transfer to assets held for sale, net (note 6)	—	(212,268)	(157)	(212,425)

Closing balance, net	77,351	271,937	24,199	373,487

As at December 31, 2005
Cost or valuation	77,351	318,799	30,466	426,616
Accumulated amortization	—	(46,862)	(6,267)	(53,129)

Net	77,351	271,937	24,199	373,487

(i)
Additions of licences are primarily due to the renewal of the licence in Pakcom, one of our disposed operations in Pakistan for an amount of $217.9 million.

(ii)
Movement in goodwill represents the additional goodwill from the acquisition of Millicom's operation in Ghana of $20.0 million, the Democratic Republic of Congo of $11.2 million and Sierra Leone of $3.0 million less $0.4 million which was allocated to other intangible assets as part of the purchase price allocation on the acquisition of the additional 16.7% of Millicom's operation in Honduras (see note 4).

(iii)
The finalization in 2006 of the allocation of the purchase price for Millicom's acquisition of its operation in the Democratic Republic of Congo in 2005 resulted in an adjustment of the value allocated to subscriber bases from the provisional amount of $4.0 million to $nil and a reversal of amortization charges for $0.2 million in 2005 (see note 4).

(iv)
Following the adoption of IFRS 3, Millicom derecognised negative goodwill existing on January 1, 2005 of $8.2 million through an adjustment to accumulated losses brought forward.

        The following table provides details of cash used for additions to intangible assets:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Additions of licenses	32,520	224,160	258,740
Other additions	1,253	2,035	1,397
Less: Additions to be paid for in installments	—	(217,885)	(238,796)

	33,773	8,310	21,341
License installments	21,267	43,167	17,550

Cash used for additions	55,040	51,477	38,891

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

        The allocation of goodwill to cash generating units, net of exchange rate movements, is shown below:

        Millicom's operations in:

	2006	2005
	US$ '000	US$ '000
Colombia	66,523	—
El Salvador	42,053	42,053
Ghana	19,811	19,973
Democratic Republic of Congo	11,172	11,172
Senegal	34,661	—
Tanzania	14,818	—
Other	7,140	4,153

	196,178	77,351

        For the year ended December 31, 2006, management tested for impairment the goodwill allocated to the operations in El Salvador, Ghana and the Democratic Republic of Congo. The recoverable amounts were determined based on cash flow projections for the next 4 years in El Salvador, Ghana, Senegal and Tanzania and 9 years for the Democratic Republic of Congo, using an average growth rates of 16% for El Salvador and Senegal, 26% for Tanzania, 29% for Ghana and 41% for the Democratic Republic of Congo, a terminal value of 5 times the final years projected cashflow, and discount rates of 12% for El Salvador and Senegal, 13% for Ghana and Tanzania and 20% for the Democratic Republic of Congo. The recoverable amounts so obtained are significantly above the carrying amount of the goodwill in each operation.

        Since the goodwill allocated to our Colombian operation resulted from an acquisition at the end of 2006, management does not believe that there is any risk of impairment.

11.   PROPERTY, PLANT AND EQUIPMENT

        The movements in 2006 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	451,180	21,093	156,090	43,411	671,774
Additions	20,479	6,420	647,435	50,074	724,408
Disposals	(958)	(84)	—	(461)	(1,503)
Change in composition of the Group (notes 4 and 5)	199,030	(1,134)	43,878	1,994	243,768
Impairments (note 29)	(2,952)	—	—	—	(2,952)
Depreciation charge	(193,416)	(2,464)	—	(22,206)	(218,086)
Asset retirement obligations	16,378	—	—	—	16,378
Transfers	558,999	8,661	(567,660)	—	—
Exchange rate movements	22,511	1,016	2,360	366	26,253
Transfer to assets held for sale (note 6)	(137,870)	(880)	(50,465)	(3,666)	(192,881)

Closing Balance	933,381	32,628	231,638	69,512	1,267,159

As at December 31, 2006
Cost or valuation	1,517,557	41,780	231,638	144,927	1,935,902
Accumulated depreciation	(584,176)	(9,152)	—	(75,415)	(668,743)

	933,381	32,628	231,638	69,512	1,267,159

(i)
The caption "Other" mainly includes office equipment and motor vehicles.

        The movements in 2005 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	429,310	21,873	81,361	43,105	575,649
Additions	37,641	2,442	298,125	11,537	349,745
Disposals	(4,299)	(123)	(2,929)	(1,604)	(8,955)
Change in composition of the Group (note 4)	20,230	468	2,673	1,275	24,646
Impairments (note 29)	(51,072)	—	—	—	(51,072)
Depreciation charge	(155,855)	(2,666)	—	(28,917)	(187,438)
Asset retirement obligations	1,908	—	—	—	1,908
Transfers	192,936	1,646	(216,188)	21,606	—
Exchange rate movements	(11,414)	(379)	(2,549)	(1,134)	(15,476)
Transfer to assets held for sale (note 6)	(8,205)	(2,168)	(4,403)	(2,457)	(17,233)

Closing Balance	451,180	21,093	156,090	43,411	671,774

As at December 31, 2005
Cost or valuation	895,520	30,373	156,090	115,128	1,197,111
Accumulated depreciation	(444,340)	(9,280)	—	(71,717)	(525,337)

	451,180	21,093	156,090	43,411	671,774

(i)
The caption "Other" mainly includes office equipment and motor vehicles.

        The following table provides details of cash used for the purchase of property, plant and equipment.

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Additions	724,408	349,745	235,372
Increase in vendor financing and payables for property, plant and equipment	(231,328)	(26,221)	(37,499)

Cash used for purchase of property, plant and equipment	493,080	323,524	197,873

12.   INVESTMENT IN ASSOCIATES

        As at December 31, 2006 the principal associates are Navega.com S.A., which is unlisted, and Metrored S.A., which is a subsidiary of Navega.com S.A. acquired in 2005. Navega.com S.A. is 45% owned by Millicom's joint venture in Guatemala of which Millicom holds 55.0% (see note 8). Metrored S.A. is 51% owned by Navega.com S.A. and 49% owned by Millicom's joint venture in

Honduras of which Millicom holds 66.7% (see notes 4 and 8). The following table provides summarised financial information of the Group's investment in associates:

	2006	2005
	US$ '000	US$ '000
Opening balance(i)	5,367	2,220
Share of profit(i),(iii)	1,483	1,296
Additions(ii)	—	1,256
Effect of change in ownership percentage	—	422
Exchange rate movements	(12)	173

Closing balance(i)	6,838	5,367

(i)
All amounts relate to the Central America segment.

(ii)
Acquisition of a 49% interest in Metrored S.A by Telefonica Celular, Millicom's operation in Honduras.

(iii)
Share of profit is after taxes and minority interest of associates.

        The Group's share of revenues and net profits of its principal associates and its share of the assets and liabilities are as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit	% interest held
		US$ '000	US$ '000	US$ '000	US$ '000
2006
Navega.com S.A.	Guatemala	13,613	9,914	5,802	961	24.7%
Metrored S.A.(i)	Honduras	8,476	5,337	3,976	522	45.3%

		22,089	15,251	9,778	1,483

2005
Navega.com S.A.	Guatemala	10,390	7,652	4,210	944	24.7%
Metrored S.A.(i)	Honduras	5,492	2,863	2,603	352	45.3%

		15,882	10,515	6,813	1,296

(i)
Represents Millicom's 32.7% holding in Metrored S.A through its operation in Honduras. Millicom also holds 12.6% of Metrored S.A. through its investment in Navega.com S.A.

13.   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

        As of December 31, 2006 and 2005, Millicom had the following financial assets at fair value through profit or loss:

	2006	2005
	US$ '000	US$ '000
Tele2 A.B.—'B' shares	—	288,526
Embedded derivative on the 5% Mandatory Exchangeable Notes	—	39,277

	—	327,803

        Transactions in Tele2 shares have been summarised in the table below:

	No. of shares held(i)	Ownership	Gain (loss)	Total
		%	US$ '000	US$ '000
Balance as of January 1, 2004	26,905,242	6.1%		479,040
Change in fair value			(127,158)	(127,158)

Balance as of December 31, 2004	26,905,242	6.1%		351,882

Change in fair value			(63,356)	(63,356)

Balance as of December 31, 2005	26,905,242	6.1%		288,526
Change in fair value			(36,386)	(36,386)
Exchange of shares	(26,905,200)	6.1%		(252,140)

Balance as of December 31, 2006	42	—	—	—

(i)
Number of shares has been adjusted for the 3:1 stock split that occurred on May 23, 2005.

        Tele2 is a leading alternative pan-European telecom operator providing fixed and mobile telephony, internet services, data network, cable TV and content services. Tele2 is listed on the Stockholmsbörsen. The Tele2 shares underlying the 5% Mandatory Exchangeable Notes (Note 24) were lent by Millicom Telecommunications S.A. to Deutsche Bank A.G. London pursuant to a securities lending arrangement. Deutsche Bank A.G. London was entitled to sell or on-lend such Tele2 shares under the securities lending agreement. Deutsche Bank A.G. London was contractually required to deliver to Millicom Telecommunications S.A. such Tele2 shares upon requisite notice to Deutsche Bank A.G. London by Millicom Telecommunications S.A., if (1) Millicom Telecommunications S.A. required such Tele2 shares to satisfy its obligations from time to time to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders or (2) specified bankruptcy-related events with respect to Deutsche Bank A.G. London or defaults in the performance by Deutsche Bank A.G. London of its obligations under the securities lending agreement had occurred. Millicom Telecommunications S.A. was obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank A.G. London to redeliver to Millicom Telecommunications S.A. the Tele2 shares. Millicom Telecommunications S.A.'s obligation in respect to delivery of those shares was not guaranteed by the Group. As at 31 December 2005, Millicom Telecommunication S.A. pledged 26,905,200 of the 26,905,242 Tele2 shares for a fair value of $288.5 million in order to settle the exchange of the 5% Mandatory Exchangeable Notes in Tele2 shares.

        As part of the redemption of the 5% Mandatory Exchangeable Notes (see note 24), the Tele2 shares have been derecognised. In 2006, Tele2 distributed a dividend of approximately $0.24 (SEK 1.75) per share (2005: $0.22 (SEK 1.67)) which was directly paid to the holders of the 5% Mandatory Exchangeable Notes.

14.   FINANCIAL ASSETS AVAILABLE FOR SALE

        As of December 31, 2006 and 2005, Millicom had the following financial assets available for sale:

	2006	2005
	US$ '000	US$ '000
Modern Holdings Inc. and Great Universal Inc.	—	6,258
Other investments	—	49

	—	6,307

        The Group had an ownership of 64.3% of the share capital of Modern Holdings Inc. ("Modern Holdings"). This investment was recorded as a non-current available for sale financial asset. The shares of Modern Holdings were not quoted on a public market. In 2005, management determined the fair value of the investment to be $6.3 million and recognised a fair value adjustment of $3.3 million in equity under the caption "Revaluation reserve". The fair value was determined by using a discounted cash flow valuation. This involves the use of projected cash flows of sales, expenses and capital expenditures over five years and the determination of a terminal value. This investment was sold together with MIC USA, which had net liabilities, in May 2006 for $1 of net proceeds resulting in no gain or loss (Note 5).

        The Group also owned 100% of Great Universal Inc. ("GU"), which is a holding company for a dormant group of companies. As at December 31, 2005, the fair value of GU was estimated by management at $nil. This investment was sold in May 2006 resulting in no gain or loss (Note 5).

        Millicom did not consolidate its investments in Modern Holdings and GU because Millicom did not control nor did it have significance influence over these companies due to the existence of warrants that enabled the warrant holders to obtain control over Modern Holdings and GU.

15.   FINANCIAL ASSETS HELD TO MATURITY

        As of December 31, 2006 and 2005, Millicom held the following financial assets held to maturity:

	2006	2005
	US$ '000	US$ '000
Current
U.S. Treasury strips	—	7,687

	—	7,687

        As of December 31, 2005, the fair value of the U.S. Treasury strips was $7.7 million. The U.S. Treasury strips were sold at maturity for $7,745 thousand and used to settle the interest payments for the 5% Mandatory Exchangeable Notes (see note 24). The effective interest rate of the U.S. Treasury strips was 2.10% up to maturity (2005: 2.12%).

16.   OTHER FINANCIAL ASSETS

	2006	2005
	US$ '000	US$ '000
Receivables from founding shareholders of Colombia Móvil S.A.	16,295	—
Other	5,418	—

	21,713	—

        As part of the acquisition of Colombia Móvil S.A. (see note 4), the founding shareholders of Colombia Móvil S.A. committed to reimburse Millicom for any payments that need to be made relating to litigation existing at the time of the acquisition. As a consequence, Millicom has recorded a receivable from the founding shareholders of $ 16.3 million to cover the contingent liabilities booked at the date of acquisition.

17.   INVENTORIES

	2006	2005
	US$ '000	US$ '000
Inventories	54,245	16,369

        Inventories consist of mobile telephone equipment and related accessories.

        During 2006, the amount of inventories written down and recognised as expenses amounted to $2.1million (2005: $1.3 million). This expense is included in "Cost of sales".

        The Group reversed $0.5 million (2005: $0.1 million) of previous write downs of inventories. The reversal is included as a reduction to "Cost of Sales".

18.   TRADE RECEIVABLES

	2006	2005
	US$ '000	US$ '000
Gross trade receivables	207,067	139,402
Less: provisions for impairment of receivables	(21,612)	(30,237)

Trade receivables, net	185,455	109,165

        There is no significant concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

        The Group has recognised provisions of $7.8 million (2005: $8.1 million) for the impairment of its trade receivables during the year ended December 31, 2006. The Group has used provisions for impaired receivables for a net amount of $1.4 million during the year ended December 31, 2006 (2005: $7.8 million). In addition provisions were reduced due to the reclassification of Paktel as an asset held for sale. Additions to provisions and reversals of existing provisions for impaired receivables have been included in "Cost of sales" in the consolidated statements of profit and loss.

19.   OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2006	2005
	US$ '000	US$ '000
Receivable from VMS, net(i)	1,198	17,332
Advances paid to suppliers	60,538	21,152
Iran option	—	785
Other	21,776	13,635

	83,512	52,904

(i)
This reflects the net receivable under the revenue sharing agreement in Vietnam (note 6).

        Millicom had an option to acquire an equity ownership of the company that operates the network in Iran from Rafsanjan Industrial Complex ("RIC") at book value. Between February 9, 2004 and February 9, 2007 Millicom could acquire up to 47% of the equity. After that date and until February 9, 2009, Millicom had the right to acquire an additional 30% of the equity in addition to any shares acquired before that date, provided that the total percentage acquired never exceeded 47%. Millicom intended to exercise the option if RIC could obtain a favourable interconnect arrangement from Telecommunications Company of Iran ("TCI"). The favorable interconnect was not able to be obtained by RIC and, therefore, Millicom irrevocably terminated its rights under the option agreement in November 2006.

        As of December 31, 2005, the fair value of the option was $0.8 million and was recorded under the caption "Other current assets". The fair value of the option was determined by using a Black-Scholes model.

20.   PLEDGED DEPOSITS

        Pledged deposits are detailed as follows:

	2006	2005
	US$ '000	US$ '000
Current deposits maturing within one year	45,402	47,035
Non-current deposits maturing after one year	4,512	6,500

	49,914	53,535

        Pledged deposits represent interest bearing collateral for certain debts of Group companies (Note 24). The effective interest rate on pledged deposits as at December 31, 2006 was 5% (2005: 2%).

21.   CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2006	2005
	US$ '000	US$ '000
Cash and cash equivalents in U.S. dollars	503,869	481,437
Cash and cash equivalents in other currencies	152,823	115,130

	656,692	596,567

22.   SHARE CAPITAL

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

  Share capital and share premium

        The authorised share capital of the Company totals 133,333,200 registered shares (2005: 133,333,200). As at December 31, 2006, the total subscribed and fully paid-in share capital and premium amounts $ 372.5 million (2005: $465.2 million) consisting of 100,683,880 (2005: 99,703,598) registered common shares at a par value of $1.50 (2005: $1.50) each.

        In 2006, the Company issued 912,769 (2005: 484,519) new shares and transferred 654,852 shares (2005: nil) from treasury stock to employees and directors of Millicom following the exercise of stock options. The Company also issued 67,513 new restricted shares to employees and directors in 2006.

        At the Company's Annual General Meeting in May 2006, the shareholders voted to decrease the statutory accumulated losses brought forward by a total amount of $101.9 million through a transfer of the same amount from the share premium account. At the Company's Annual General Meeting in May 2005, the shareholders voted to decrease the statutory accumulated losses brought forward by a total amount of $52.6 million through a transfer of the same amount from the share premium account.

  Treasury stock

        As of December 31, 2005, Millicom had 654,852 shares held as treasury stock. These shares were reissued in 2006 through the exercise of stock options. As of December 31, 2006, Millicom no longer held treasury shares.

  Share options

        Up until May 30, 2006, share options were granted to directors, senior executives, officers and selected employees. The exercise price of the granted options was equal to or higher than the market price of the shares on the date of grant. The options were conditional on the employee or Director completing one to five years service (the vesting period). The options were exercisable starting from one year to five years from the grant date. The options have a contractual option term of six years from the grant date for employees and of twenty years for directors (amended in 2005). Share options grants for directors prior to 2005 had an indefinite life. Shares issued when stock options are exercised have the same rights as common shares.

        The following table summarizes information about stock options outstanding at December 31, 2006. The market price of the Company's shares as at December 31, 2006 was $61.64 (2005: $26.84).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2006	Weighted average exercise price	Number outstanding at December 31, 2006
3.32-3.75	3.37	320,206	3.37	320,206
9.00	9.00	95,392	9.00	95,392
16.78-20.56	20.27	1,030,729	20.04	573,929
25.05-29.75	25.99	500,654	26.27	384,945
31.88-35.91	32.88	433,324	32.88	433,324

3.32-35.91	21.04	2,380,305	20.91	1,807,796

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2006	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002, May 2003 and May 2004	1,247,314	3.32 - 35.91	Exercisable over a three-year period in equal installments. Options have an indefinite life.
May 2005	183,334	20.56	Exercisable over a three-year period in equal installments. Options have a twenty year life.
December 2001, December 2002, May 2003 and May 2004	435,590	3.32 - 25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	414,067	20.56
			Exercisable over a five year period (1/5 vested after one year, 2/5 vested after two years, 3/5 vested after 3 years, 4/5 vested after four years, 100% vested after 5 years). Options expire after six years from date of grant.
July 2005 and May 2006	100,000	20.56	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

        The following table summarizes the Company's stock options as of December 31, 2006, 2005 and 2004, and changes during the years then ended.

	2006		2005		2004
	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options
Outstanding at beginning of year	15.96	3,812,387	15.56	4,127,547	13.26	4,520,808
Granted	20.56	50,000	20.56	740,740	25.05	540,015
Forfeited(i)	28.53	85,539	26.09	(571,381)	23.68	(264,236)
Exercised	9.08	(1,567,621)	7.39	(484,519)	4.29	(669,040)

Outstanding at end of year	21.04	2,380,305	15.96	3,812,387	15.56	4,127,547

Exercisable at end of year	20.91	1,807,796	15.40	2,321,646	18.56	2,451,508

(i)
In 2006, former directors who continue to be employed by related parties of Millicom requested to exercise options that were deemed to be forfeited in prior years. Upon investigation, it was determined that the options should not have been forfeited. Consequently, all exercisable options granted to former directors who continue to be employed by related parties are presented in these financial statements. This has no effect on share-based compensation in the financial statements as at December 31, 2004, 2005 and 2006 as the options were granted prior the adoption of IFRS 2—Share-based payment.

        The range of fair value of options granted during the year determined using option pricing models was $6.30 to $8.31 (2005: $2.76 to $8.63, 2004: $4.14 to $8.77). The significant inputs into the model were share price of $19.21 (2005: $17.88, 2004: $22.77) at the grant date, exercise price as disclosed above, expected exercise date based on previous exercise behavior for employees and for directors between 1 and 20 years, option contractual term as previously disclosed, annual risk-free interest rate of 3.74% (2005: 3.74%, 2004: 2.16% and 4.12%) and expected share price volatility of 46.5% (2005: 46.5%, 2004: 47.1%) based on statistical analysis of daily share prices over the last 2 years amended for the change in the debt levels of the Company over the same period of time.

        In May 2006 at the Annual General Meeting, it was agreed to accelerate the vesting period for share options held by the directors from three years to one year to correspond to the directors' one-year term in office. It was also agreed to change the term of the share options so that they no longer expire when a director is no longer a member of the board. In addition, the directors entered into an agreement with Millicom, whereby if Millicom is subject to a change of control the directors' share options will vest immediately and the restricted shares will become unrestricted upon the change of control.

        For the year ended December 31, 2006 Millicom recorded a charge of $2.8 million (2005: $3.1 million) related to stock options.

Restricted share grants

        Starting on May 30, 2006, the grant of options was replaced by the grant of restricted shares whereby these shares cannot be sold or transferred for 12 months. Grants to directors and employees in relation to 2005 were as follows:

	Number of shares	Share price at date of grant	Expense ($'000)
Directors	10,098	44.58	450
Employees	57,415	33.33	1,913

	67,513		2,363

        Compensation expense for the total number of shares awarded to directors was measured on the grant date, the date of the Annual General Meeting of Shareholders, using Millicom's closing share price as quoted on the NASDAQ National Market on May 30, 2006. Compensation expense for the total number of shares awarded to employees was measured on the grant date, the date the employees were notified of their individual share allocations, using Millicom's closing share price as quoted on the NASDAQ National Market on July 4, 2006. The shares are subject to a restriction of a one-year holding period. As the shares related to services provided in 2005, they vested immediately on the grant date.

Long term incentive plan ("LTIP")

        In May 2006 at the Annual General Meeting ("AGM"), it was proposed to no longer award share options to employees going forward, but instead award restricted Millicom shares to certain employees. Therefore, a Performance Share Plan ("PSP") has been created although the terms and conditions of the plan were not finalized until 2007. The PSP will be based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested. Since the plan was approved at the AGM and, as such, the employees became aware of the intention to issue the plan at that date, a charge of $7.7 million was recorded in 2006 (2005: nil) even though no shares were officially granted in 2006. A total of 319 thousand restricted shares were granted in the first quarter of 2007.

        The shares awarded will vest at the end of a three year period, or performance cycle, subject to specified market and performance conditions related to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The plan has been designed so that the shares normally vest at the end of the three-year performance period. However, for the performance cycle from 2006 through 2008 only, the shares granted will vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008.

  Total share-based compensation expense

        For the year ended December 31, 2006, Millicom recorded a charge to the consolidated statements of profit and loss of $12.9 million for stock based compensation under the caption "General and administrative expenses" (2005: $3.1 million, 2004: $1.9 million).

  4% Notes—equity component

        In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes") (see note 24). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

        Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2006 was $39.1 million.

23.   OTHER RESERVES

	Legal reserve	Equity-settled transaction reserve	Equity component convertible notes	Currency translation reserve	Revaluation reserve	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
As at January 1, 2004	4,256	445	16,006	(69,198)	—	(48,491)
Transfer from accumulated profit and loss account	9,321	—	—	—	—	9,321
Conversion/redemption of 2% PIK Notes	—	—	(16,006)	—	—	(16,006)
Share based compensation	—	1,852	—	—	—	1,852
Currency translation movement	—	—	—	(1,918)	—	(1,918)

As at December 31, 2004	13,577	2,297	—	(71,116)	—	(55,242)
Fair value adjustment	—	—	—	—	3,308	3,308
Shares issued via the exercise of stock options	—	(462)	—	—	—	(462)
Share based compensation	—	3,075	—	—	—	3,075
4% Convertible Notes—equity component	—	—	39,109	—	—	39,109
Currency translation movement	—	—	—	(5,005)	—	(5,005)

As at December 31, 2005	13,577	4,910	39,109	(76,121)	3,308	(15,217)
Fair value adjustment	—	—	—	—	(3,308)	(3,308)
Net shares issued via the exercise of stock options	—	(1,549)	—	—	—	(1,549)
Share based compensation	—	10,487	—	—	—	10,487
Currency translation movement	—	—	—	12,553	—	12,553

As at December 31, 2006	13,577	13,848	39,109	(63,568)	—	2,966

Legal reserve

        On an annual basis, if the Company reports a net profit for the year on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution.

Equity-settled transaction reserve

        The cost of stock options is recognised as an increase in the Equity-settled transaction reserve over the period in which the performance and /or service conditions are fulfilled. If the options are subsequently exercised then the cost attributed to these options is transferred from the Equity-settled transaction reserve to the share premium. In 2006, an estimate was booked relating to the new LTIP. This estimate was recorded to the equity-settled transaction reserve. It will be transferred to the share premium account when the shares vest.

Equity component convertible notes

        The portion of the convertible bond representing the fair value of the conversion option at the time of issue is included in equity reserve (see note 24).

Currency translation reserve

        For the purposes of consolidating joint ventures, associates and subsidiaries with functional currencies other than U.S. dollars, their balance sheets are translated to U.S. dollars using the closing exchange rate. Profit and loss accounts are translated to U.S. dollars at the average exchange rates during the year. The currency translation reserve includes foreign exchange gains and losses arising from the translation of financial statements.

Revaluation reserve

        The Group has reversed under the caption "Revaluation reserve" in equity an amount of $3.3 million as a result of the sale of its investment in Modern Holding Inc., which was classified as a financial asset available for sale (note 14).

24.   BORROWINGS

        Borrowings are comprised of the following:

	2006	2005
	US$ '000	US$ '000
10% Senior Notes	538,673	537,599
4% Convertible Notes—debt component(i)	171,169	163,284
5% Mandatory Exchangeable Notes—debt component	—	315,359
Other Debt and Financing	783,814	216,381

Total borrowings	1,493,656	1,232,623

(i)
Excludes the fair value of the equity component

  Borrowings due after more than one year:

	2006	2005
	US$ '000	US$ '000
Corporate debt at amortized cost
10% Senior Notes	538,673	537,599
4% Convertible Notes—debt component	171,169	163,284

	709,842	700,883

Other debt and financing:
Equipment financing facilities	27,923	7,315
Bank financing facilities	711,678	148,664

Total non-current other debt and financing	739,601	155,979
Less: portion payable within one year	(90,448)	(35,938)

Total other debt and financing due after more than one year	649,153	120,041

  Borrowings due within one year:

	2006	2005
	US$ '000	US$ '000
Corporate debt at amortized cost
5% Mandatory Exchangeable Notes—debt component	—	315,359

Other debt and financing:
Equipment financing facilities	6,046	—
Bank financing facilities	38,167	60,402

Total current other debt and financing	44,213	60,402
Portion of non-current debt payable within one year	90,448	35,938

Total other debt and financing due within one year	134,661	96,340

  10% Senior Notes

        On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. The effective interest rate is 10.4%.

        The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom's subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

        Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

        If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The indenture contains certain covenants that, among other things, limit Millicom's ability to incur additional indebtedness, make certain payments, including dividends or other distributions, with respect to Millicom's share capital and the share capital of Millicom's subsidiaries, make certain investments, prepay subordinated debt, create certain liens, engage in certain transactions with affiliates, engage in certain asset sales, consolidate, merge or transfer all or substantially all of Millicom's assets and enter into other lines of business. Certain of these covenants will no longer apply if the 10% Senior Notes are rated above a certain level by the rating agencies or if Millicom meets certain financial criteria after December 1, 2006. These criteria were met and consequently the limitations on: asset disposals, consolidation or mergers in the event additional debt incurred, debt, restricted payments, dividend and other payment restrictions affecting subsidiaries, sale and leaseback transactions, liens securing Millicom debt and transactions with affiliates and related persons no longer applied at December 31, 2006.

  4% convertible Notes

        In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

        The 4% Convertible Notes are direct, unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate is 9.8%.

        Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of December 31, 2006, none of the 4% Convertible Notes have been converted into ordinary shares.

        If Millicom experiences a change of control, during the 60 days period following such change of control, each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price ranging from $25.56 to $34.86 per share.

        If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to redeem its notes at their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2006 was $39.1 million (2005: $39.1 million) and the value allocated to debt was $171.2 million (2005: $163.3 million).

  5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications S.A., Millicom's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million on that date) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which were exchangeable into Tele2 AB series B ("Tele2") shares. The 5% Mandatory Exchangeable Notes were entitled to be exchanged, either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications S.A., for an aggregate of up to 26,905,200 Tele2 AB series B shares (note 13) which Millicom held through Millicom Telecommunications S.A.

        The 5% Mandatory Exchangeable Notes bore interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate was 8.5%. On August 7, 2006, the 5% Mandatory Exchangeable Notes were fully redeemed (December 31, 2005: carrying amount of $315.4 million). From January 1, 2006 to August 7, 2006, an exchange loss of $35.6 million (2005: gain of $60.6 million) was recognised on the 5% Mandatory Exchangeable Notes.

        The 5% Mandatory Exchangeable Notes were secured by 26,905,200 Tele2 shares. In 2003, as part of the financing, Millicom purchased U.S. treasury strips which were used to settle the interest payments (note 15).

        The 5% Mandatory Exchangeable Notes included an embedded derivative, which was valued separately. The embedded derivative, which reflected Millicom's limited right to participate in the increase in value of the Tele2 shares or Millicom's protection against a decrease in value of the Tele2 shares, was recorded at fair value, taking into account time and volatility factors. As of December 31, 2006, the embedded derivative was fully derecognised as a result of the redemption of the 5% Mandatory Exchangeable Notes (2005: an asset at a fair value of $39.3 million was recognized—see note 13). The change in fair value for the year ended December 31, 2006 was a gain of $66.1 million (2005: a loss of $6.0 million), which was recorded under the caption "Other non operating expenses, net".

        All 5% Mandatory Exchange Notes were exchanged by Millicom on August 7, 2006.

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by country is as follows:

	2006	2005
	US$ '000	US$ '000
Bolivia(i)	28,241	18,560
Colombia(ii)	372,396	—
Democratic Republic of Congo(iii)	25,781	—
El Salvador(iv)	154,223	35,556
Ghana(v)	38,391	11,533
Honduras(vi)	20,132	13,747
Paraguay(vii)	21,003	13,406
Senegal(viii)	28,367	12,605
Sri Lanka(ix)	34,357	19,177
Pakistan(x)	—	46,820
Other	60,923	44,977

Total other debt and financing	783,814	216,381

Of which:
due after more than 1 year	649,153	120,041
due within 1 year	134,661	96,340

	783,814	216,381

        Significant individual financing facilities are described below:

i)     Bolivia

        In June 2001, Telefonica Celular de Bolivia SA ("Telecel Bolivia") signed a financing agreement for $25.0 million with the International Finance Corporation (IFC) and $10.0 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel Bolivia signed an agreement with Bayerische Landesbank ("BLB") for an aggregate amount of $10.4 million. The IFC and FMO financings bear interest at $ LIBOR plus 3.75% and the BLB financing bears interest at $ LIBOR plus 1.15%. These financings are repayable in tranches until 2007 and are 100% guaranteed by the Company. As at December 31, 2006, $7.2 million (2005: $15.1 million) was outstanding on these financings, solely under the IFC facility. This financing is repayable in tranches until 2007 and guaranteed by the Company.

        In July 2006, Standard Bank granted a bridge financing of $15.0 million, maturing on December 14, 2007, and bearing interest at $ LIBOR plus 3.75%, which was fully drawn as at December 31. 2006. This financing is 100% guaranteed by the Company.

        In addition to the above, Millicom's operation in Bolivia also had $6.0 million of other debt and financing outstanding as at December 31, 2006 (2005: $3.5 million).

ii)    Colombia

        In October 2006, the Company acquired 50% plus 1 share in Colombia Movil S.A. E.S.P. At the time of the acquisition the Company had a $70.4 million Hermes guaranteed export credit facility with

Citigroup maturing in January 2012 and a $129.4 million loan facility arranged by BBVA maturing in November 2009. The facilities bear interest at respectively IPC plus 6.30% and DTF plus 4.15%. As at December 31, 2006, $59.1 million and $127.7 million were outstanding under these facilities. These financings are 100% guaranteed by the founding shareholders.

        Additionally Colombia Movil had other debt and financing of $80.3 million guaranteed by the founding shareholders and loans from founding shareholders of $185.6 million as at December 31, 2006. These loans from founding shareholders bear interest at DTF plus 4.15% and mature between 2011 and 2013.

iii)   Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106.3 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei, an equipment supplier. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2006, $21.5 million was outstanding under this facility and in addition Oasis had other debt and financing of $4.3 million.

iv)    El Salvador

        In September 2006, Telemovil entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. As of December 31, 2006, $154.2 million of this facility was outstanding.

        In November 2004, Telemovil entered into a $40.0 million loan from a syndicate consisting of ABN Amro, Citibank and Scotiabank. This loan bears interest at 3 month $ LIBOR plus 2.5%.This loan was repaid in September 2006. As at December 31, 2005, $35.6 million of this facility was outstanding.

v)     Ghana

        In July 2005, Millicom (Ghana) Ltd entered into a $20.0 million loan agreement with Citibank N.A., 75% guaranteed by the Overseas Private Investment Corporation ("OPIC") and 100% guaranteed by the Company. This loan bears interest at $ LIBOR plus 2.5% and is repayable in 8 semi-annual installments commencing in January 2007. As of December 31, 2006, $20.0 million (2005: $10.0 million) of this facility was outstanding.

        In 2006, Millicom (Ghana) Ltd also entered into a $18.4 million loan from Ericsson Credit BV, bearing interest at $ LIBOR plus 2.5%.

        In addition to the above, as at December 31, 2005, Millicom's operation in Ghana also had $1.5 million of other debt and financing outstanding.

vi)    Honduras

        Telefonica Celular S.A. has facilities with 7 local banks maturing between 2007 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2006 between 6.38% and 11% (2005: between 7% and 13%).

        As of December 31, 2006, $30.2 million was outstanding under these facilities. The Group's share of the debt was $20.1 million (2005: $13.7 million).

vii)  Paraguay

        In May 2005, Telecel entered into a $15.4 million loan agreement with the International Finance Corporation. This loan bears interest at 6 month $ LIBOR plus 3% and is repayable in 6 semi-annual installments commencing in September 2007. As of December 31, 2006, $15.4 million (2005: $5.0 million) of this facility was outstanding. The facility is 100% guaranteed by the Company.

        In addition to the above, Millicom's operation in Paraguay also had $5.6 million of other debt and financing outstanding as at December 31, 2006 (2005: $8.4 million).

viii) Senegal

        In December 2005, Millicom's operation in Senegal entered into a XAF 12,500 million loan agreement with Crédit Lyonnais Sénégal. This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. As of December 31, 2006, $25.2 million (XAF 12,500 million) (2005: $7.2 million) of this facility was outstanding.

        In September 2006, Sentel additionally entered into a XAF 1,611 million bridge loan with the Compagnie Bancaire de l'Afrique Orientale (CBAO). This loan bears a 7% interest rate and matures in March 2008. As of December 31, 2006 $3.2 million (XAF 1,611 million) of this facility was outstanding.

        In addition Millicom's operation in Senegal had $5.4 million of other debt or financing outstanding as at December 31, 2005.

ix)   Sri Lanka

        In 2004, ABN-Amro arranged a five year syndicated loan of LKR 2.0 Bln facility for Celltel Lanka (Pvt) Limited, 47.5% is bank guaranteed which in turn is counter guaranteed by the Company, and carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 2.25% (approximately 12.4% for the year ended December 31, 2006). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. Celltel will repay the loan between 2006 and 2009. The outstanding amount as of December 31,2006 was $14.6 million (2005:$19.2 million).

        In 2006, Millicom's operation in Sri Lanka entered into a LKR 4.2 Bln facility, 50% bank guaranteed which in turn is counter guaranteed by the Company, maturing in December 2011, and bearing an interest equal to the average weighted prime lending rate plus 1.25% (Tranche A) and plus 1% (Tranche B). As of December 31, 2006, $12.4 million of this facility was outstanding.

        In addition to the above, Millicom's operation in Sri Lanka also had $7.4 million of other debt and financing outstanding as at December 31, 2006.

x)     Pakistan

        Paktel Limited has been classified as an asset held for sale and, accordingly, the outstanding debt of Pakistan has been transferred to liabilities held for sale as at December 31, 2006 (see note 6).

Fair value of financial liabilities

        Borrowings are recorded at amortised cost. The fair value of borrowings as at December 31, 2006 and 2005 is as follows:

	2006	2005
	US$ '000	US$ '000
Corporate debt at amortized cost
10% Senior Notes	601,219	559,599
4% Convertible Notes(i)	184,542	162,876
5% Mandatory Exchangeable Notes	—	282,814

	785,761	1,005,289
Other debt and financing	783,954	216,402

Fair value of total debt	1,569,715	1,221,691

(i)
Excludes the fair value of the equity component.

Analysis of borrowings by maturity

        The total amount repayable at December 31, 2006 and 2005 is as follows:

	Corporate 2006	Operations 2006	Total 2006	Corporate 2005	Operations 2005	Total 2005
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Due within:
1 year	—	134,915	134,915	322,214	95,821	418,035
1-2 years	—	108,664	108,664	—	45,511	45,511
2-3 years	—	138,575	138,575	—	31,587	31,587
3-4 years	200,000	102,264	302,264	—	27,756	27,756
4-5 years	—	142,998	142,998	200,000	15,091	215,091
Due after 5 years	550,000	157,210	707,210	550,000	338	550,338

Total repayable	750,000	784,626	1,534,626	1,072,214	216,104	1,288,318
Unamortized difference between carrying amount and nominal amount	(40,158)	(812)	(40,970)	(55,283)	(412)	(55,695)

Total debt, net	709,842	783,814	1,493,656	1,016,931	215,692	1,232,623

Guarantees

        In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of December 31, 2006 and 2005. Amounts covered by bank guarantees are recorded in the consolidated balance sheets under the caption "Other debt and financing" and amounts covered by supplier guarantees are recorded under the caption "Trade payables" or "Other debt and financing" depending on the terms and conditions.

As of December 31, 2006:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
0-1 year	23,422	33,489	12,891	22,332	36,313	55,821
1-3 years	15,786	18,711	34,123	34,582	49,909	53,293
3-5 years	60,966	76,450	—	—	60,966	76,450
More than 5 years	41,547	196,121	—	—	41,547	196,121

Total	141,721	324,771	47,014	56,914	188,735	381,685

As of December 31, 2005:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
0-1 year	6,863	110,618	7,206	7,536	14,069	118,154
1-3 years	17,521	17,521	15,798	15,798	33,319	33,319
3-5 years	29,446	42,242	—	—	29,446	42,242
More than 5 years	—	—	—	—	—	—

Total	53,830	170,381	23,004	23,334	76,834	193,715

(i)
The guarantee ensures payment by the Group's company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)
The guarantee ensures payment by the Group's company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $516.0 million (2005: $445.8 million) including pledged deposits for $49.5 million (2005: $53.5 million).

        The total interest charged for the year is $124.0 million (2005: $116.0 million, 2004: $101.9 million).

        The amount of borrowing costs capitalized for the year ended December 31, 2006 was $4.5 million (2005: $0.4 million).

        Included in "Other debt and financing" is $4.9 million (2005: $0.6 million) in respect of finance leases (note 35).

25.   OTHER NON-CURRENT LIABILITIES AND OTHER CURRENT LIABILITIES

        Other non-current liabilities are comprised as follows:

	2006	2005
	US$ '000	US$ '000
Non-current provisions and contingent liabilities	20,195	459
Long-term portion of asset retirement obligation	23,933	3,451
Unpaid portion of license fees	2,139	150,730
Other	3,086	49,348

	49,353	203,988

        Included in non-current provisions are litigation contingencies of $16.3 million that were assumed as part of the Colombia Móvil S.A. acquisition. The founding shareholders of Colombia Móvil S.A. committed to reimburse Millicom for any payments relating to these litigation contingencies. As a consequence, Millicom has booked a corresponding receivable (see note 16).

        Other current liabilities are comprised as follows:

	2006	2005
	US$ '000	US$ '000
Deferred revenues	62,070	49,713
Subscriber deposits	3,894	4,813
Unpaid portion of license fees	7,200	48,760
Current provisions	3,561	3,806
Asset retirement obligations	669	700
Other	21,898	31,024

	99,292	138,816

26.   ANALYSIS OF GROUP REVENUES AND COSTS

        The Group's revenues from continuing operations is comprised of the following:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Provision of telecom services	1,499,692	880,523	639,620
Revenues from equipment sales	76,408	42,257	25,959

Total revenues	1,576,100	922,780	665,579

        The Group's cost of sales from continuing operations is comprised of the following:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Costs from the provision of telecom services (including depreciation and impairment of network equipment)	(542,302)	(330,978)	(250,036)
Costs from equipment sales	(74,437)	(42,449)	(26,184)

Total cost of sales	(616,739)	(373,427)	(276,220)

        The Group's operating profit analysed by nature of expense is as follows:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Revenues	1,576,100	922,780	665,579
Cost of rendering telecom services	(359,441)	(221,358)	(165,926)
Cost of goods sold	(74,437)	(42,449)	(26,184)
Dealer commissions	(120,327)	(58,870)	(39,141)
Advertising and promotion	(46,275)	(25,264)	(19,243)
Employee related costs (note 27)	(97,005)	(51,810)	(46,057)
Operating lease expense (note 35)	(23,517)	(15,012)	(10,284)
Depreciation and amortization	(229,241)	(141,286)	(101,427)
Impairment and loss on disposal of assets	(4,455)	(2,494)	(2,625)
Other income	12,135	16,681	3,287
Other expenses	(192,249)	(105,549)	(84,704)

Operating profit	441,288	275,369	173,275

        The Group's other non-operating expenses, net is comprised of the following:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Valuation movement on financial assets:
Tele2 A.B.—"B" shares	(36,386)	(63,356)	(127,158)
Embedded derivative on the 5% Mandatory Exchangeable Notes	66,095	(5,978)	148,712
Other financial derivatives	(785)	681	104
Gain on disposal on financial assets	—	—	193
Exchange gain/(loss) on the 5% Mandatory Exchangeable Notes	(35,616)	60,591	(27,550)
Other exchange gains/(losses)	5,506	(4,745)	(560)

Other non operating expenses, net	(1,186)	(12,807)	(6,259)

27.   EMPLOYEE RELATED COSTS

        Employee related costs are comprised of the following:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Wages and salaries	65,179	39,691	35,385
Social security	6,497	3,006	2,590
Pension	73	(552)	1,370
Share based compensation	12,850	3,075	1,852
Other employee related costs	12,406	6,590	4,860

	97,005	51,810	46,057

        The average number of permanent employees during 2006 was 3,243 for continuing operations (2005: 2,386; 2004: 1,911) and 450 for discontinued operations (2005: 552; 2004: 559).

28.   DIRECTORS' AND SENIOR MANAGEMENT REMUNERATION

  Directors

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and share-based compensation. Up until May 2006, the Directors were issued stock options. Subsequent to May 2006, the Directors are issued restricted shares. The annual fee and the share based compensation grants are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration charge for 2006 of the Chairman of the Board (the "Chairman") was $75 thousand and a total of $415 thousand for the other members of the Board. In 2006, 1,122 restricted shares were issued to the Chairman and 8,976 restricted shares were issued to the other members of the Board. No stock options were granted to the Chairman or to the other members of the Board in 2006. As at December 31, 2006, the Chairman held 45,000 stock options and 1,122 shares. The other members of the Board held 206,668 stock options and 121,430 shares.

        The remuneration charge for 2005 of the Chairman was $75 thousand and a total of $455 thousand for the other members of the Board. In 2005, 25,000 stock options were granted to the Chairman and 175,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $137 thousand for the Chairman and $854 thousand for the other members of the Board. As of December 31, 2005, the Chairman held 45,000 stock options and no shares. The other members of the Board held 636,054 stock options and 45,332 shares.

        The remuneration charge for 2004 of the Chairman was $56 thousand and a total of $315 thousand for the other members of the Board. In 2004, 20,000 stock options were granted to the Chairman and 120,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 10%. The charge for 2004 for stock based compensation was $62 thousand for the Chairman and $340 thousand for the other members of the Board. As of December 31, 2004, the Chairman held 20,000 stock options and no shares. The other members of the Board held 465,600 stock options and 22,333 shares.

  Senior Management

        The remuneration of the senior management comprises an annual base salary, bonuses, share-based compensation, social security contributions, pension contributions and other benefits. The bonus and share-based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, the senior management were issued stock options. Subsequent to May 2006, the senior management are issued restricted shares. Share-based compensation is granted once a year by the Compensation Committee of the Board. For 2006, the annual base salary and other benefits of the Chief Executive Officer (CEO) was proposed by the Compensation Committee and approved the Board and the annual base salary and other benefits of the Chief Operating Officer (COO) and Chief Financial Officer (CFO) were set by the CEO and approved by the Board.

  2006

        The remuneration charge of the CEO for 2006 was $3,651 thousand of which bonus amounted to $1,669 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CEO for 2006 was nil. In 2006, 3,132 restricted shares were granted to the CEO. In addition, the CEO was granted 42,634 shares in 2007 relating to Millicom's 2006 - 2008 long term incentive plan (see note 22). No stock options were granted to the CEO in 2006. As at December 31, 2006, the CEO held 791,664 stock options and held 1,001,604 shares.

        The remuneration charge of the COO for 2006 was $1,474 thousand of which bonus amounted to $712 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the COO for 2006 was nil. In 2006, 1,853 restricted shares were granted to the COO. In addition the COO was granted 16,409 shares in 2007 relating to Millicom's 2006 - 2008 long term incentive plan (see note 22). No stock options were granted to the COO in 2006. As at December 31, 2006, the COO held 40,080 stock options and held 554,705 shares.

        The remuneration charge of the CFO for 2006 was $1,109 thousand of which bonus amounted to $468 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CFO for 2006 was $73 thousand. In 2006, 1,430 restricted shares were granted to the CFO. In addition the CFO was granted 10,952 shares in 2007 relating to Millicom's 2006 - 2008 long term incentive plan (see note 22). In 2006 the remaining 50,000 stock options of the CFO's joining allocation were granted to the CFO at an exercise price of $20.56. As of December 31, 2006, the CFO held 100,000 stock options and held 1,430 shares.

  2005

        The remuneration charge of the CEO for 2005 was $2,452 thousand of which bonus amounted to $602 thousand. On December 31, 2005 the pension insurance plan of the CEO was changed from a defined benefit plan to a personal defined contribution plan. As a result the net pension liability of $974 thousand, resulting from the valuation of the defined benefit obligations less the plan assets, was reversed. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CEO for 2005 amounted to an income of $573 thousand of which $401 thousand related to the 2005 charge for service cost and interest and an income of $974 thousand for the reversal of the net pension liability. In 2005, 75,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 15%. The charge for 2005 for stock based compensation was $553 thousand for the CEO. As of December 31, 2005, the CEO held 1,636,104 stock options and held 154,032 shares.

        The remuneration charge of the COO for 2005 was $1,038 thousand of which bonus amounted to $325 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the COO for 2005 was nil for 2005. In 2005, 37,600 options were granted to the COO at an exercise price equal to the market price at date of grant plus a mark-up of 15%. As of December 31, 2005, the COO held 311,600 stock options and held 281,332 shares.

        The remuneration charge of the CFO for 2005, who was employed from September 2005, was $306 thousand of which bonus amounted to $95 thousand for 2005. The amount recorded in the consolidated statements of profit and loss for pension insurance of the CFO for 2006 amounted to $21 thousand. In 2005, 50,000 stock options were granted to the CFO as part of his joining allocation at an exercise price of $20.56 representing the market price at date of grant plus a mark up of close to 15%. As of December 31, 2005, the CFO held 50,000 stock options and held no shares.

  2004

        The remuneration charge of the CEO for 2004 was $2,324 thousand of which bonus amounted to $497 thousand. The pension insurance charge of the CEO for 2004 amounted to $1,370 thousand of which $396 thousand related to the 2004 service cost and interest and $974 thousand represented the difference between the actuarial liability and the plan assets. As at December 31, 2004, the pension actuarial liability amounted to $3.8 million and the pension plan assets amounted to $2.9 million. In 2004, 50,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. The charge for 2005 for stock based compensation was $420 thousand for the CEO. As at December 31, 2004, the CEO held 1,561,104 stock options and held 154,032 shares.

        The remuneration charge of the COO for 2004 was $978 thousand of which bonus amounted to $297 thousand. The amount recorded in the consolidated statements of profit and loss for pension insurance of the COO was nil for 2004. In 2004, 30,000 options were granted to the COO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As at December 31, 2004, the COO held 362,444 stock options and held 192,888 shares.

  Severance payments

        If employment of senior executives is terminated by Millicom, severance payment of up to 12 months salary is payable.

29.   IMPAIRMENT OF ASSETS

        The Group tests for asset impairments at least once a year on the balance sheet date or in case of triggering events. The recoverable amounts of all of the Group's network equipment tested for impairment were determined based on their value in use. The discount rates used ranged from 11.5% to 20.9% (2005: 12.0% to 16.4%, 2004: 12.0% to 13.2%).

  Impairment of assets for the year ended December 31, 2006

	Goodwill	Licenses	Network Equipment(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Asia	—	—	337	337
Africa	—	—	2,615	2,615

From continuing operations	—	—	2,952	2,952
From discontinued operations (note 6)	—	(2,124)	(5,726)	(7,850)

	—	(2,124)	(2,774)	(4,898)

(i)
Recorded under the caption "Cost of sales".

        For the year ended December 31, 2006, Millicom recorded an impairment charge of $3.0 million relating to the network equipment in its operations in Sierra Leone, Mauritius and Laos. Following the sale of Pakcom and Millicom Peru S.A. (see note 6), Millicom reversed impairments on network equipment for an amount of $5.7 million and on a license for an amount of $2.1 million, respectively.

  Impairment of assets for the year ended December 31, 2005

	Goodwill(i)	Licenses(ii)	Network Equipment(iii)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
From discontinued operations (note 6)	1,955	(872)	51,072	52,155
	1,955	(872)	51,072	52,155

(i)
Millicom recorded an impairment of goodwill related to one of its operation in Pakistan, Pakcom, for an amount of $2.0 million.

(ii)
Millicom recorded a reversal of a license impairment in Peru for $0.9 million.

(iii)
For the year ended December 31, 2005, Millicom recorded an impairment charge of $16.6 million relating to the network equipment in its operation in Vietnam and impairment charges of $29.9 million and $4.6 million relating to the analogue equipment of Pakcom and Paktel, Millicom's operations in Pakistan, respectively. The Vietnam asset impairment was due to a late approval of investments required under the Business Cooperation Contract ("BCC") that prevented Millicom from generating revenues on these fixed assets as the BCC expired on May 18, 2005. During the first quarter of 2005, Pakcom recognised an asset impairment of $5.2 million as a result of a decrease in the recoverable amount of the analogue equipment following increased competition by new entrants in the market. In September 2005, the assets of Pakcom were classified as assets held for sale. Therefore, Millicom recorded additional asset impairments of $6.0 million and $18.7 million in September 2005 and December 2005 respectively, in order to reflect the fair value less costs to sell of Pakcom's analogue equipment. The Paktel asset impairment of $4.6 million was due to the accelerated migration of subscribers from the analogue network to the GSM network.

  Impairment of assets for the year ended December 31, 2004

	Goodwill	Licenses	Network Equipment(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
South America	—	—	287	287
Africa	—	—	1,892	1,892

From continuing operations	—	—	2,179	2,179
From discontinued operations (note 6)	—	—	5,058	5,058

	—	—	7,237	7,237

(i)
Recorded under the caption "Cost of sales".

        Due to the rollout of GSM networks in Millicom's operations in South America and Pakistan, as well as the decrease in usage of analog equipment in certain operations in Africa, management assessed the existing analogue equipment for impairment, recognizing an impairment of $7.2 million.

30.   OTHER OPERATING INCOME

        The Group's other operating income is comprised of the following:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Excess of fair value over the acquisition costs of 16.67% of Telefonica Celular (note 4)	—	6,299	—
Liquidated damages (note 35)	2,036	5,113	3,287
Profit on sale of Extelcom option and other receivables	—	4,000	—
Other	2,000	—	—

	4,036	15,412	3,287

        As part of the sale agreement for Express Telecommunications Co. Inc ("Extelcom"), Millicom's operation in Philippines, signed in December 2002, Millicom was granted, for the price of $1, the option to purchase 47.9% of the issued share capital of Extelcom at various prices. In November 2005, Millicom sold this option and other receivables which had been fully written down for a price of $4.0 million realizing a gain of $4.0 million.

31.   TAXES

        Group taxes are mainly comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2006, 2005 or 2004.

        The effective tax rate on continuing operations is approximately 33% (2005: 40%, 2004: 61%). Currently Millicom operations are in jurisdictions with tax rates of 10% to 40% (2005: 15% to 35%, 2004: 15% to 37%).

        The reconciliation between the weighted average statutory tax rate and the effective average tax rate is as follows:

	2006	2005	2004
	%	%	%
Weighted average statutory tax rate(i)	24	27	24
Non taxable/deductible items(ii)	3	9	30
Non recoverable tax losses	6	3	1
Items taxed at other than weighted average rate(iii)	2	1	2
Withholding taxes on transfers between operating and non operating entities	4	4	4
Taxes based on revenue	(5)	(3)	1
Utilization of tax loss carry forwards	(1)	(1)	(1)

Effective tax rate	33	40	61

(i)
The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit before tax, by the aggregate profit before tax.

(ii)
Non taxable/deductible items mainly relate to corporate expenses and interest which are not deductible for tax purposes as a result of the tax losses carried forward at the Company level.

(iii)
Items taxed at other than weighted average rate mainly consist of other taxes.

        The charge for income taxes from continuing operations is shown in the following table and recognises that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Current income tax charge	117,128	65,235	46,275
Deferred income tax charge/(income)	1,077	3,560	(2,433)

Charge for taxes	118,205	68,795	43,842

        The movements in deferred tax assets and liabilities are shown below:

	2006	2005
	US$ '000	US$ '000
Deferred tax assets
Balance as of January 1	4,817	5,883
Tax income/(charge)
Provision for doubtful debtors	(63)	(918)
Temporary differences between book and tax basis of assets	518	425
Loss carryforwards	—	(98)
Other temporary differences	1,168	497
Discontinued operations	—	432
Changes in the composition of the Group	(2,734)	—
Transfer to assets held for sale	—	(1,404)

Balance as of December 31,	3,706	4,817

	2006	2005
	US$ '000	US$ '000
Deferred tax liabilities
Balance as of January 1	(45,228)	(39,216)
Tax income/(charge)
Provision for doubtful debtors	1,339	(11)
Temporary differences between book and tax basis of assets	(4,327)	(2,753)
Loss carryforwards	(18)	(646)
Other temporary differences	306	(56)
Discontinued operations	—	4,563
Changes in the composition of the Group	13,560	(7,109)

Balance as of December 31,	(34,368)	(45,228)

        The tax effects of significant items comprising the Group's net deferred income tax liability as of December 31, 2006 and 2005 are as follows:

	2006	2005
	US$ '000	US$ '000
Deferred income tax liabilities:
Temporary differences between book and tax basis of assets	(36,160)	(31,833)
Provision for doubtful debtors	1,525	186
Loss carryforwards	—	18
Temporary differences between book and tax basis of intercompany loans	—	(13,560)
Other temporary differences	267	(39)

	(34,368)	(45,228)

Deferred income tax assets:
Tax credit carryforwards	—	2,734
Temporary differences:
Provision for doubtful debtors	1,002	1,065
Temporary differences between book and tax basis of assets	962	444
Other temporary differences	1,742	574

Net deferred income tax assets	3,706	4,817

        Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        The Group has not recorded deferred income tax liabilities in connection with withholding tax and other taxes that would be payable on the undistributed earnings of its subsidiaries, joint ventures and associates. Undistributed earnings of foreign joint ventures and subsidiaries that will be reinvested in foreign operations amounted to $659.9 million at December 31, 2006 (2005: $546.8 million, 2004: $441.6 million).

        Net operating losses and other loss carryforwards relating to the subsidiaries of Millicom, amounted to $317.7 million as at December 31, 2006 (2005: $97.1 million, 2004: $20.1 million) with expiry periods of between 1 and 8 years except for $22.6 million where the losses do not expire. In addition the Company has net operating losses of $1,639 million (2005: $1,403 million) which do not expire. No deferred tax assets have been recognised for these net operating losses and other loss carryforwards.

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

        The following reflects the net profit and share data used in the basic and diluted earnings per share computations.

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Basic
Net profit attributable to equity holders from continuing operations	244,311	96,795	25,351
Net profit/(loss) attributable to equity holders from discontinued operations	(75,364)	(86,518)	40,540

Net profit attributable to equity holders used to determine the basic earnings per share	168,947	10,277	65,891

Diluted
Net profit attributable to equity holders from continuing operations	244,311	96,795	25,351
Interest expense on convertible debt (note 24)	—	—	1,217

Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share	244,311	96,795	26,568
Net profit/(loss) attributable to equity holders from discontinued operations	(75,364)	(86,518)	40,540

Net profit attributable to equity holders used to determine the diluted earnings per share	168,947	10,277	67,108

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share(i)(ii)	100,361	98,803	83,335
Effect of dilution:
Potential incremental shares as a result of share options	1,010	1,118	515
Assumed conversion of convertible debt(iii),(iv)	—	—	6,462

Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution(i)	101,371	99,921	90,312

(i)
All share amounts have been adjusted to reflect the reverse stock split approved on February 16, 2004 (see note 22).

(ii)
As of December 31, 2006, the Group had no stock option (2005: 956,136; 2004: 802,303) that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(iii)
For 2004, potential ordinary shares that have been converted into ordinary shares during the reporting period are included in the calculation of diluted earnings per share from the beginning of the period to the date of conversion. From the date of conversion, the resulting shares are included in both the basic and diluted earnings per share.

(iv)
For the years ended December 31, 2006 and 2005, the effect of the conversion of the 4% Convertible Notes has not been reported because to do so would be anti-dilutive (see note 24).

        To calculate earnings per share amounts for the discontinued operations, the weighted average number of shares for both basic and diluted amounts is as per the table above.

33.   CASH FLOW FROM OPERATING ACTIVITIES

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Profit after taxes for the year	168,947	10,277	65,891
Adjustments for non-cash items:
Depreciation and amortization	257,757	218,356	170,994
Interest accretion on borrowings (effective rate)	27,841	40,376	16,262
Share based compensation	12,850	3,075	1,852
Impairment of assets	(4,898)	52,155	7,237
Loss (gain) on disposal of property, plant and equipment	1,503	2,494	(446)
(Gain) loss from disposal of subsidiaries and joint ventures	(8,837)	(1,269)	2,207
Loss (Gain) and valuation movement on financial assets	(28,924)	68,653	(21,851)
Profit from operations in associated companies	(1,483)	(1,296)	(814)
Exchange (gain)/loss on 5% Mandatory Exchangeable Notes	35,616	(60,591)	27,550
Increase in the provision for doubtful receivables	7,788	892	(316)
Increase in other provisions	(2,000)	—	2,975
Minority interest	(8,964)	(6,132)	16,790
Other non-cash gain	—	(6,299)	—

	457,196	320,691	288,331

Changes to working capital:
Decrease/(increase) in trade receivables, prepayments and other current assets	(46,641)	2,467	(51,559)
(Increase) decrease in inventories	(22,285)	533	(5,358)
Increase in trade and other payables	80,260	87,964	52,807
Increase/(decrease) in accrued interest	(1,541)	1,340	110
Increase/(decrease) in accrued taxation	17,606	(2,817)	18,912

	27,399	89,487	14,912

Net cash provided by operating activities	484,595	410,178	303,243

        The following table gives details of interest paid and received and taxes paid for the years ended December 31, 2006, 2005 and 2004, excluding discontinued operations:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Interest paid (including capitalized interest)	113,594	99,309	92,162
Interest received	29,077	25,013	7,169
Taxes paid	100,599	68,116	39,988

34.   NON-CASH INVESTING AND FINANCING ACTIVITIES

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Investing activities:
Sale of Tele2 AB 'B' shares (see note 13)	252,140	—	—
Acquisition of property, plant and equipment	(128,047)	—	—
Derecognition of the embedded derivative on the 5% Mandatory Exchangeable Notes (see note 24)	105,372	—	—
Asset retirement obligations	(16,378)	(1,908)	(2,243)
Excess of fair value over the acquisition costs of 16.67% of Telefonica Celular (see note 4)	—	6,299	—
Acquisition of licenses	—	(217,885)	(238,796)
Financing activities:
Vendor financing	128,047	—	—
Licences payable	—	217,885	238,796
Settlement of the 5% Mandatory Exchangeable Notes (see note 24)	(357,512)	—	—
Share based compensation (see note 22)	12,850	3,075	1,852

35.   COMMITMENTS AND CONTINGENCIES

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

  Litigation

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2006, the total amount of claims against Millicom's operations was $59.9 million (December 31, 2005: $29.6 million) of which $8.6 million (December 31, 2005: $5.8 million) have been provided in the consolidated balance sheet. The increase in the value of cases against Millicom's operations is mainly due to the acquisition of Millicom's operation in Colombia where all litigation is covered by guarantees from the original shareholders. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

  Debt pledges and guarantees

        Details of debt pledges and guarantees are contained in note 24.

  Lease commitments

  Operating Leases:

        The Group has the following annual operating lease commitments as of December 31, 2006 and 2005.

		2006	2005
		US$ '000	US$ '000
Operating lease commitments
Within:	one year	33,669	10,084
Between:	one-two years	25,842	5,696
	two-three years	18,877	5,093
	three-four years	14,739	4,834
	four-five years	10,889	4,182
After:	five years	54,014	14,840

Total		158,030	44,729

        The operating leases comprised mainly of lease agreements relating to land and buildings. Operating lease expense from continuing operations was $23.5 million in 2006 (2005: $15.0 million, 2004: $10.3 million).

  Finance leases:

        Future minimum payments on the finance leases are as follows:

		2006	2005
		US$ '000	US$ '000
Finance lease repayments
Within:	one year	2,482	258
Between:	one-two years	1,322	266
	two-three years	572	262
	three-four years	419	223
	four-five years	495	—
After:	five years	2,480	—

Total		7,770	1,009

        The finance leases are comprised mainly of lease agreements relating to vehicles used by the Group.

  Capital commitments

        The Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $308.6 million (2005: $136.8 million), of which $47.9 million (2005: $12.7 million) relate to joint ventures, from a number of suppliers.

        In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $372 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

  Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom's various operations.

  Contingent assets

        Due to the late delivery by a supplier of network equipment in Central and South America, Millicom was entitled to compensation for suffered damages. This compensation is in the form of discount vouchers on future purchases of network equipment. The balance of compensation not yet received was nil as at December 31, 2006 (2005: $2.0 million).

36.   RELATED PARTY TRANSACTIONS

  Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik and subsidiaries ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2006, Kinnevik owned approximately 37.6% of Millicom.

        During 2006, Kinnevik did not purchase any Millicom shares (2005: 2,692,903).

        The Group maintains corporate bank accounts at Banque Invik, a subsidiary of Kinnevik, through which it makes payments and receives cash in the normal course of business. As at December 31, 2006, the Group had current accounts, time deposits and blocked deposits of $35.8 million at Banque Invik.

  Modern Holdings Inc. and Great Universal Inc.

        As of December 31, 2005, the Group, through its subsidiary MIC USA Inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal LLC, a trust established to hold two separate investments: Great Universal Inc. ("Great Universal") and Modern Holdings Inc ("Modern Holdings"). Great Universal LLC holds 100% of the common shares in Great Universal and 52.7% of the common shares in Modern Holdings. Millicom also had a direct ownership of 11.6% of the share capital of Modern Holdings. Modern Holdings is mainly engaged in the communications, information technology, teleservices and media industries.

        In May 2006, Millicom disposed of its investments in Great Universal Inc. and Modern Holdings Inc. These investments were recorded as non-current available-for-sale securities (note 14). Millicom did not consolidate its investments in Great Universal and Modern Holdings as due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom did not control these companies.

  Other

        Mr. M.A. Zaman, an employee of Millicom, owns 20% of Comvik International (Vietnam) AB, Millicom's subsidiary in Vietnam. Mr. Zaman also owns 3.1% of CamGSM Company Limited and 3% of Royal Telecam International Limited, joint ventures of Millicom in Cambodia. In addition, Mr. Zaman owns 3.9% of Millicom Lao Co. Limited, Millicom's subsidiary in Laos. Mr. Zaman has the right to acquire an equity ownership in operations in certain countries in the event he is able to obtain a license for Millicom.

  Services purchased and sold to related companies

        The following purchases and outstanding balances occurred with companies related to Millicom. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. There were no sales to related companies.

        Millicom had the following payables to related parties and made purchases from related parties for continuing and discontinued operations as follows:

	Purchases in year
	2006	2005
	US$ '000	US$ '000
Bassett	1,489	2,142
Shared Value	1,449	653
Procure-it-right	989	1,584
Banque Invik	111	665
Tele2 AB	491	260
Modern Treuhand	297	390
Foreign Value	—	1,246
Others	425	1,173

	5,251	8,113

	Amount payable as of December 31,
	2006	2005
	US$ '000	US$ '000
Banque Invik	4,069	3,783
Modern Treuhand	380	293
Tele2 AB	304	231
Procure-it-right	161	155
Great Universal	—	214
Others	270	104

	5,184	4,780

        As of December 31, 2006, Millicom also had receivables of $1.2 million due from related parties (2005: $1.8 million).

37.   RECONCILIATION TO U.S. GAAP

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS"). The reconciliation of the reported net profit attributable to equity holders for the years ended December 31, 2006, 2005 and 2004 prepared under IFRS to the net profits prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP") and the reconciliation of the consolidated balance sheets as at December 31, 2006 and 2005 prepared under IFRS to the consolidated balance sheets prepared under U.S. GAAP are presented below.

Net Profit Reconciliations

	Item		2006	2005	2004
			US$ '000	US$ '000	US$ '000
Net profit for the year attributable to equity holders of the Company reported under IFRS			168,947	10,277	65,891
Items increasing (decreasing) reported profit before tax and minority interest:
Consolidation of VIE	(i	)	156,112	53,785	34,678
Adjustments to initial step-up in the value of licenses	(ii	)	—	2,424	2,108
Share-based compensation	(iii	)	7,706	4,905	596
Impairment of long-lived assets	(iv	)	—	(6,056)	(10,663)
Adjustment relating to goodwill	(v	)	—	—	8,242
Purchase of minority interest (a)	(vi	)	(2,857)	986	1,117
Adjustments on financial assets at fair value through profit or loss	(vii	)	50,649	63,356	127,158
Adjustments related to debt	(viii	)	7,047	6,292	(10,754)
Disposal of Argentinean operation	(ix	)	—	—	5,019
Connection fees	(x	)	—	5,620	(1,750)
Adjustments to income tax expense and minority interest:
Income tax expense			(27,738)	(9,706)	(766)
Minority interest			(129,196)	(49,554)	(32,005)

Net profit under U.S. GAAP			230,670	82,329	188,871

(a)
As a result of the finalization of the allocation of the purchase price for Millicom's acquisition of its operation in the Democratic Republic of Congo in 2006, $0.2 million of amortization charges were reversed in 2005 under IFRS (see note 4 and footnote (vi) below).

Presented as:
Net profit from continuing operations before cumulative effect of change in accounting principle			304,059	167,786	132,975
Cumulative effect of change in accounting principle	(i	)	—	—	2,865

Net profit from continuing operations			304,059	167,786	135,840

Discontinued operations:
Profit (loss) from discontinued operations, net of taxes	(xiii	)	(76,210)	(90,416)	50,219
Gain on disposal, net of taxes	(xiii	)	2,821	4,959	2,812

Profit (loss) from discontinued operations (a)			(73,389)	(85,457)	53,031

Net profit under U.S. GAAP			230,670	82,329	188,871

(a)
The tax impact of these items is $(0.7) million in 2006 (2005: $0.5 million, 2004: $(21.9) million).

	2006	2005	2004
Basic profit per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$3.03	$1.70	$1.63
—from discontinued operations	$(0.73)	$(0.87)	$0.64

Basic profit per common share under U.S. GAAP	$2.30	$0.83	$2.27

Weighted average number of shares outstanding during the year (in '000)	100,361	98,803	83,335

	2006	2005	2004
Diluted profit per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$2.93	$1.68	$1.50
—from discontinued operations	$(0.69)	$(0.86)	$0.59

Diluted profit per common share under U.S. GAAP	$2.24	$0.82	$2.09

Weighted average number of shares and potentially dilutive shares outstanding during the year (in '000)(a)	107,108	99,921	90,312

(a)
For the year ended December 31, 2006 the effect of the conversion of the 4% Convertibles Notes has been included in the calculation of diluted profit per common share. For the year ended December 31, 2005, this effect has not been included because to do so would have been anti-dilutive (see note 24)

Summary US GAAP results

        The table below provides information about revenues, operating profit and net profit from continuing operations under U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 operations excluding the discontinued operations above:

	December 31, 2006	December 31, 2005	December 31, 2004
	US$ '000	US$ '000	US$ '000
Revenues from continuing operations	1,967,785	1,090,237	709,159
Operating profit from continuing operations	593,627	310,589	172,258
Net profit from continuing operations	304,059	167,786	135,840
(i)
Consolidation of Variable Interest Entities

        On March 31, 2004 Millicom adopted Financial Interpretation No. 46, revised 2003 ("FIN 46R"), Consolidation of Variable Interest Entities. FIN 46R applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders' lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

        Information on the Group's share of revenues and operating expenses of VIEs contributed on a proportional basis under IFRS are included in Note 8 to the consolidated financial statements.

Joint Venture Interests consolidated under FIN 46R

  IFRS Treatment

        Entities that are jointly controlled are consolidated using the proportional method which only includes in the consolidated financial statements the Group's share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest.

  US GAAP Treatment

        As a result of the adoption of FIN 46R, Millicom consolidates its interests in the following VIEs: Cam GSM Company Limited, a joint venture of Millicom in Cambodia; Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala and, since May 26, 2005, Telefonica Celulares S.A. a joint venture of Millicom in Honduras.

  Reconciling Effect

        The different treatment of joint ventures under U.S. GAAP impacts many of the individual balance sheet and profit and loss line items but has no overall effect on net profit, after deducting minority interests, except for the reversal of negative goodwill and additional depreciation for Honduras (see below). The impact on profit before tax and minority interests, and the offsetting impact on taxes and minority interests, is as follows:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Impact on profit before tax and minority interests	165,645	65,430	30,779
Impact on income tax expense	(32,457)	(12,370)	883
Impact on minority interests	(133,188)	(53,060)	(31,662)

Impact on Net Profit	—	—	—

Acquisition of Colombia Móvil S.A.

        On October 2, 2006, the Group acquired 50% plus one of the voting shares of Colombia Móvil S.A. (Colombia Móvil), a mobile operation in Colombia. Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities assumed during the year ended December 31, 2006. The final determined fair value of the identifiable assets and liabilities acquired are shown in Note 4 to these consolidated financial statements. As part of the acquisition, the financial statements of this business for the year ended December 31, 2006 were audited and converted to International Financial Reporting Standards (IFRS). Accordingly, we have provided the proforma disclosure required under IFRS as if the business had been acquired as of January 1, 2006. Due to the cost and difficulties in verifying the reliability of the information and converting the financial information to IFRS, we have not provided the proforma disclosure for the year ended December 31, 2005. The omission of this additional disclosure is not considered significant to a proper understanding of these financial statements.

        The acquisition of Colombia Móvil results in the same accounting treatment under both U.S. GAAP and IFRS and, therefore, no reconciling items have been identified.

Acquisition of Additional Interest in Honduras

        On May 26, 2005, Millicom acquired an additional 16.67% interest in Telefonica Celulares S.A. ("Celtel"), its operation in Honduras, bringing total ownership interests to 66.67%.

  IFRS Treatment

        Although the total ownership represents a majority interest, Millicom does not have control over Celtel, which continues to be proportionally consolidated under IFRS. Therefore, the results of Celtel have been proportionally consolidated at 50.00% from January 1, 2005 to May 26, 2005 and at 66.67% for the remainder of 2005 and in 2006.

        The purchase price allocation of the consideration paid for the additional 16.67% interest in Celtel resulted in a negative goodwill of $6.3 million, which was recognized in the consolidated statement of profit and loss under the caption "Other operating income". Millicom's share of assets and liabilities of the 50% previously held interest has been kept at its historical value.

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

  Reconciling Effect

        In 2005, as a result of the different treatment under U.S. GAAP, Millicom (i) reversed the $6.3 million of negative goodwill recognized in the consolidated statement of profit and loss under IFRS and reclassified it in the balance sheet, (ii) stepped up the assets and liabilities which had not been fair valued under IFRS, (iii) recognized the non-controlling interest at fair value, and (iv) recorded incremental depreciation and amortization under U.S. GAAP as a result of the step-up.

        The net impact on profit from the additional depreciation and amortization charges amounts to $4.4 million in 2006 (2005: $0.8 million) following the consolidation of Telefonica Celulares S.A. as follows:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Incremental depreciation and amortization	(11,977)	(6,986)	—
Impact on income tax expense	3,593	2,096	—
Impact on minority interests	3,992	4,062	—

Impact on Net Profit	(4,392)	(828)	—

Great Universal Inc. and Modern Holdings Inc.

  IFRS Treatment

        Under IFRS, Millicom did not consolidate its investment in Great Universal Inc. ("GU") and Modern Holdings Inc. ("MH") since the existence of warrants, which enabled the holder to obtain 100% of GU and 52% of MH, were exercisable and conveyed the ability to the warrant holder to control GU and MH. Instead, Millicom accounted for GU and MH as "Financial assets available for sale".

        As discussed in Note 5, in May 2006 Millicom disposed of GU and MH, realizing no gain or loss on disposal.

  U.S. GAAP Treatment

        Under U.S. GAAP, GU and MH, were considered variable interest entities under FIN 46R, Variable Interest Entities ("FIN 46R") and were consolidated before their disposal. On March 31, 2006, GU and MH were classified as discontinued operations and the sale of GU and MH was completed in May 2006.

  Reconciling Effect

        The effect of consolidating GU and Modern Holdings under U.S. GAAP up to the date of disposal is an additional net profit from discontinued operations of $0.4 million (2005: $ (2.4) million, 2004: $1.0 million). Upon the sale of GU and MH, no gain or loss was recognized under IFRS. Under U.S. GAAP, following consolidation of GU and MH, their carrying value was lower than under IFRS and an incremental gain on disposal of $2.1 million was recognized. In 2005, there was also a net gain on disposal of a subsidiary for $4.0 million.

Joint ventures interests not consolidated under FIN 46R

  IFRS Treatment

        Under IFRS, Emtel Limited, Millicom's joint venture in Mauritius is consolidated using the proportional method.

  U.S. GAAP Treatment

        Under U.S. GAAP, Emtel Limited is accounted for using the equity method.

  Reconciling Effect

        The adjustment to reflect Millicom's investment in joint ventures not consolidated under FIN 46R and adjusted from proportional consolidation under IFRS to the equity method under U.S. GAAP (Emtel Limited and Telefonica Celulares S.A. prior to May 26, 2005) is reflected in the balance sheet reconciliations on the following pages. There is no difference in net profit under IFRS and US GAAP.

  Summary of Key Emtel figures

        Key figures under IFRS for 100% of Emtel Limited, in which Millicom holds a 50% interest, is as follows as of and for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Non-current assets	30,086	31,955	29,341
Current assets	15,644	15,826	10,726
Non-current liabilities	1,241	2,992	6,872
Current liabilities	19,980	22,949	14,273
Revenues	46,780	39,318	31,060
Gross profit	36,107	29,463	29,430
Net profit	13,381	10,597	14,832

Cumulative Effect of a Change in Accounting Principle

        The cumulative impact of adopting FIN 46R as of March 31, 2004 was a gain of $2.9 million, mainly relating to the discontinued operation, Millicom Argentina S.A., and has been recorded as a cumulative effect of change in accounting principle in the reconciliation of the net profit.

  Total reconciling effect from VIEs

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Joint venture interests	165,645	65,430	30,779
Reversal of negative goodwill	—	(6,299)	—
Incremental depreciation on non-current assets recognized at fair value upon consolidation of Celtel	(11,977)	(6,986)	—
Consolidation of GU and Modern Holdings	2,444	1,640	1,013
Cumulative effect of adopting FIN 46R	—	—	2,865
Reversal of Emtel losses in excess of investment value	—	—	21

Impact on profit before tax and minority interests	156,112	53,785	34,678
Tax effect of the above adjustments	(28,864)	(10,274)	883
Effect on minority interest of the above adjustments	(129,196)	(48,998)	(31,662)

Impact on Net Profit	(1,948)	(5,487)	3,899

(ii)
Adjustment to Initial Step-up in the Value of Licenses

  IFRS Treatment

        Millicom was formed in December 1990 through the contribution of interests in international cellular properties by the contributing companies. Under IFRS the value of these mobile properties were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58.6 million and is amortized through the profit and loss account.

  U.S.GAAP Treatment

        Under U.S. GAAP, the contributed properties were recorded at the contributing companies' carryover basis, due to the fact upon acquisition, a transfer of non-monetary assets was made to the Company by its shareholders in exchange for stock and there was no change of control resulting from the formation of Millicom. Thus no additional intangible asset and no incremental amortization expense were recorded.

  Reconciling Effect

        This adjustment reverses the amortization expense and the stepped-up value recorded in the balance sheet under IFRS. An insignificant amount of amortization expense related to these intangible assets was recorded for IFRS for the year ended December 31, 2006, since most of the initially stepped-up licenses under IFRS were fully amortized by 2005. Due to its insignificance, this amortization was not reversed for U.S. GAAP purposes in 2006 (amortization reversal in 2005: $2.4 million, 2004: $2.1 million).

(iii)
Share-Based Compensation

Stock Options Granted to Directors and Employees

  IFRS Treatment

        On January 1, 2005, the Company adopted IFRS 2, Share based Payment ("IFRS 2"), which resulted in a change in accounting policy for share-based payments. Prior to its adoption, stock options granted to directors and employees did not result in a charge to the statement of profit and loss. Subsequent to that date, the Company charges the cost of the stock options to the statement of profit and loss. On the date of grant, the Company computes the fair value of the stock options using an option pricing model, and recognizes the determined fair value over the vesting period. The adoption of IFRS 2 was retrospective and therefore the Company restated comparative figures for 2005 and 2004.

  U.S. GAAP Treatment

        In 2005 and 2004, Millicom still accounted for stock options under U.S. GAAP in accordance with APB 25, Accounting for Stock Issued to Employees ("APB 25") and as a result no compensation expense was required to be recorded under U.S. GAAP because the intrinsic value of the grants was nil. Therefore the compensation expense recorded under IFRS was reversed for U.S. GAAP purposes.

        On January 1, 2006 Millicom adopted FASB Statement No. 123 (revised 2004) Share based payment, ("FAS 123(R)"). Millicom transitioned from APB 25 to FAS 123(R) using the modified prospective method which requires the recognition of compensation cost subsequent to January 1, 2006 for all share-based payments granted, modified, or settled after the date of adoption as well as for any unvested awards that were granted prior to the adoption date. In accordance with the modified prospective method, the figures for prior periods have not been restated to include, and do not include, the impact of FAS 123(R).

  Reconciling Effect

        As a result of the adoption of IFRS 2, the restated compensation cost for 2005 under IFRS of $3.1 million (2004: $1.9 million) was reversed for US GAAP purposes.

        As a result of the adoption of SFAS 123(R) there have been no reconciling items in 2006, as the accounting for share-based compensation under IFRS 2 and SFAS 123(R) are similar for the current plans. In 2005 and 2004, compensation expense under APB 25 was recalculated, based on the intrinsic value of the stock based compensation at each balance sheet date. Recalculated compensation expenses for 2005 and 2004 were recognized over the vesting period. Variable plan income under US GAAP for 2005 was $2.1 million (2004: $0.6 million).

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

  U.S. GAAP Treatment

        In accordance with the Financial Interpretation ("FIN 44") Accounting for Certain Transactions involving Stock Compensation, Millicom computed a compensation cost corresponding to the intrinsic value of those outstanding options on May 6, 2004 in excess of the original intrinsic value of $nil at grant date and, only for options that would have been forfeited had the vesting period not been accelerated, recognized this amount over the revised vesting period.

  Reconciling Effect

        The cost recognized for the year ended December 31, 2006 amounts to $nil (2005: $0.2 million, 2004: $1.9 million).

Long-term incentive plan

  IFRS Treatment

        In May 2006, a long term incentive plan was approved by the AGM. This plan awards restricted Millicom shares to certain employees based on performance measures and subject to a one-year holding period once the shares are vested (see note 22). Since the plan was approved at the AGM, the employees became aware of the plan at that date, therefore a charge of $7.7 million was recorded in 2006 (2005: $nil, 2004: $nil) even though the corresponding shares were granted in the first quarter of 2007.

  U.S. GAAP Treatment

        Under U.S. GAAP, no charge has been recognized in 2006. Since the service inception date preceded the grant date, certain conditions must be met in order for compensation expense to be recognized. As there is a substantive future service condition remaining following the grant date and as there are no market or performance conditions that must be satisfied between the service inception date and the grant date, these conditions are not met. Therefore, no compensation expense for 2006 has been recorded for the long-term incentive plan.

  Reconciling Effect

        For the year ended December 31, 2006 an amount of $7.7 million was reversed for U.S. GAAP purposes.

Summary of Reconciling Effect

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Reversal of IFRS 2 expense	—	3,075	1,852
Income under APB 25 of variable plans	—	2,055	629
Accelerated vesting of options	—	(225)	(1,885)
Long-term incentive plan	7,706	—	—

Total reconciling effect(a)	7,706	4,905	596

(a)
There is no tax impact from these reconciling items.

(iv)
Impairment of Long Lived Assets

  IFRS Treatment

        Under IFRS, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to its recoverable amount, which is usually determined by reference to a discounted cash flow forecast from the asset. If the discounted cash flows forecast to be generated from the asset is less than the asset's book value, an impairment is recorded for the amount of the excess.

  U.S. GAAP Treatment

        Under Statement of Financial Accounting Standard No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to the undiscounted cash flow forecast from the asset. If the undiscounted cash flows forecasted to be generated from the asset is less than the asset's book value, the carrying value of the asset is regarded as not recoverable. When such a determination is made, impairment is measured as the excess of the carrying value above the asset's fair value, typically determined by a discounted cash flow projection of the asset.

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

  U.S. GAAP Treatment

        Under U.S. GAAP, the 2003 reversal of $1.6 million is not allowed. In addition, the 2004 charge of $0.3 million must be reversed as it had already been recorded under U.S. GAAP previously. Also, as the carrying value of the assets is lower under U.S. GAAP, the related depreciation expense is also lower than under IFRS.

  Reconciling Effect

        For the year ended December 31, 2006 an insignificant amount of incremental depreciation was recorded under IFRS and therefore not reversed for U.S. GAAP purposes.

        In 2005 and 2004, $0.4 million and $0.5 million, respectively, of incremental depreciation under IFRS has been reversed for U.S. GAAP purposes.

        In 2004, the $0.3 million impairment was reversed under U.S. GAAP.

Impairment of Analogue Equipment—Pakcom

  IFRS Treatment

        At the end of 2004 under IFRS, Millicom recorded an impairment charge of $2.0 million on the value of its analogue equipment belonging to its Pakistani operation, Pakcom.

  U.S. GAAP Treatment

        Since the recoverable amount of the analogue equipment determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS was initially not booked for U.S. GAAP purposes in 2004 and accordingly, incremental depreciation of $0.5 million was recorded until September 2005, when Pakcom was classified as an asset held for sale. On that date, the remaining difference between IFRS and U.S. GAAP was cancelled through an impairment charge of $1.5 million for U.S. GAAP purposes.

  Reconciling Effect

        In 2005, for U.S. GAAP purposes, an impairment charge of $1.5 million relating to Pakcom was recorded and an additional depreciation charge of $0.5 million was recorded (2004: $2.0 million reversal).

Impairment of Goodwill—Pakcom

  IFRS Treatment

        In September 2005, Millicom wrote down its goodwill in respect of Pakcom Limited to $nil.

  US GAAP treatment

        As the remaining value of goodwill recorded under U.S. GAAP was higher than under IFRS, Millicom recorded an additional impairment for US GAAP purposes.

  Reconciling Effect

        In 2005, Millicom recorded an additional impairment of $1.4 million (2004: $16.5 million).

Impairment of Analogue Equipment—Paktel

  IFRS Treatment

        In 2004, under IFRS only, Millicom recorded an impairment charge of $3.1 million on the value of its analogue equipment belonging to its Pakistani operation, Paktel.

  U.S. GAAP Treatment

        Since on June 30, 2005, the recoverable amount of the analogue equipment held by Paktel by reference to an undiscounted cash flow model was lower than its carrying value, an impairment of $2.6 million has been recorded for U.S. GAAP purposes in 2005. Incremental depreciation was recorded up to the date the impairment was recorded.

  Reconciling Effect

        In 2005, for U.S. GAAP purposes, an impairment charge of $2.6 million and an incremental depreciation charge of $0.5 million for the period before the impairment charge were recorded (2004: $3.1 million reversal).

Summary of Reconciling Effects

        Summarized below are the adjustments to the Company's IFRS reported net profit (loss) that have been made due to the application of SFAS 144:

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Bolivia—reversal of impairment/depreciation charge	—	432	813
Pakcom—impairment of analogue equipment	—	(1,994)	1,994
Pakcom—impairment of goodwill	—	(1,430)	(16,534)
Paktel—impairment of analogue equipment	—	(3,064)	3,064

Subtotal	—	(6,056)	(10,663)

Adjustment to tax charge on the above adjustments	—	1,938	(1,938)
Adjustment to minority interest on the above adjustments	—	804	(806)

Total adjustment to profit in the period on the above adjustments	—	(3,314)	(13,407)

(v)
Adjustment Relating to Goodwill

  IFRS Treatment

        Millicom adopted IFRS 3 on January 1, 2005 and therefore no longer amortizes goodwill. Under IFRS, Millicom continued amortizing goodwill until December 31, 2004.

  U.S. GAAP Treatment

        In accordance with Statement of Financial Accounting Standard No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets, Millicom ceased amortization of existing goodwill on December 31, 2001.

  Reconciling Effect

        In 2004, under U.S. GAAP, Millicom reversed $8.2 million of amortization on goodwill charged under IFRS. There is no tax impact from this reconciling item.

(vi)
Purchase of minority interests

Negative Goodwill from purchase of minority stake in Tanzania

        In 2004, under IFRS, Millicom generated $3.7 million negative goodwill on its acquisition of 25% of Millicom Tanzania Limited.

  IFRS Treatment

        Millicom adopted IFRS 3 on January 1, 2005 which requires negative goodwill acquired in a business combination to be recorded as income after initial reassessment of the purchase price allocation. The acquisition of 25% of Millicom Tanzania Limited was before Millicom adopted IFRS 3 and as such the $3.7 million negative goodwill was recognized as negative goodwill on the balance sheet.

        On January 1, 2005, the net carrying amount of negative goodwill was adjusted against accumulated losses brought forward.

  U.S. GAAP Treatment

        In 2004, under U.S. GAAP, the negative goodwill on the acquisition of Tanzania Limited was allocated to reduce the carrying amounts of certain acquired assets on a pro rata basis.

  Reconciling Effect

        The incremental depreciation charge recorded for IFRS purposes relating to the unadjusted carrying amount of acquired assets amounts to $1.2 million for the year ended December 31, 2006 (2005: $1.2 million, 2004: $1.1 million), and these amounts were reversed for U.S. GAAP purposes.

Finalisation of purchase accounting for minority interests

  IFRS Treatment

        Under IFRS, Millicom accounts for the excess of the purchase price over the carrying value of minority interests as goodwill. The following minority interests were acquired in 2006 and late 2005:

  Paraguay—In July, 2006, Millicom completed its purchase of the remaining 4% ownership interest in Telefonica Celulares del Paraguay S.A., its subsidiary in Paraguay for a total consideration of $5 million. Millicom now has 100% ownership. The acquisition was approved by the regulatory authorities on July 12, 2006. Under IFRS, Millicom recognized goodwill of $3.1 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

  Senegal—On March 14, 2006 Millicom purchased for a total consideration of $35.2 million the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership. Under IFRS, Millicom recognized goodwill of $31.5 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

  Tanzania—On January 23, 2006, Millicom purchased for a total consideration of $20.0 million the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership. Under IFRS, Millicom recognized goodwill of $15.9 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

  Sierra Leone—On December 16, 2005, Millicom entered into an agreement with Comtech, the minority shareholder in its operation in Sierra Leone to purchase the remaining 30% of shares in Sierra Leone not already held by Millicom for $3.0 million. The purchase was made in two installments. The first installment was made on December 16, 2005, by which the agreements were formally signed and 50% of the purchase price was paid. The second installment occurred on February 1, 2006, when the shares were actually transferred to Millicom and the second half of the purchase price was settled. Between those dates, certain administrative matters had to be solved by the parties, the most significant one being the receipt by the National Bank of Sierra Leone of the confirmation of the sale. As the later was received on December 22, 2005, Millicom recorded the acquisition on that date as by then both parties had effectively fulfilled their main obligations under the agreement and the remaining administrative matters were customary to the finalization of the agreement. Under IFRS, the purchase price of $3.0 million is entirely recognized as goodwill as Millicom's operation in Sierra Leone had negative equity on the acquisition date.

  Ghana—In December 2005, Millicom bought an option to purchase 30% of Millicom (Ghana) Limited, Millicom's operation in Ghana, from a former shareholder for an amount of $20.0 million. Under IFRS, this amount is entirely recognized as goodwill as the purchase of the option represents, in substance, the acquisition of the economic benefits associated with the 30% minority interest and at the date of the purchase of the option by Millicom, Millicom Ghana Limited had negative shareholders' equity.

  U.S. GAAP Treatment

        Under Statement of Financial Accounting Standard No. 141 ("SFAS 141"), Business Combinations, acquisitions of additional interests after control is obtained are referred to as step acquisitions. Each transaction is treated separately with fair value being assigned to assets and liabilities to the extent of the parent's ownership.

  Reconciling Effect

        There were no fair value adjustments identified for Paraguay and Sierra Leone. For each of the other step acquisitions, adjustments to the amounts recorded for intangible assets and goodwill, as well as the corresponding amortization amounts, have been recorded for U.S. GAAP as summarized below.

        The adjustments to the Company's IFRS consolidated balance sheet as at the date of acquisition of the below entities that have been made due to the application of SFAS 141 are as follows:

	Ghana	Senegal	Tanzania	Total
Reclassification to subscriber list	9,368	10,637	3,662	23,667
Reclassification to License	—	4,817	4,425	9,242
Deferred tax liability	(2,342)	(3,864)	(2,426)	(8,632)

Reclassification from Goodwill	7,026	11,590	5,661	24,277

        The adjustments to the Company's IFRS reported net profit for the year ended December 31, 2006 that have been made due to the application of SFAS 141 are as follows:

	Ghana	Senegal	Tanzania	Total
Subscriber list amortization	(1,561)	(1,477)	(610)	(3,648)
License amortization	—	(323)	(340)	(663)
Tax expense	390	451	285	1,126

Net income impact	(1,171)	(1,349)	(665)	(3,185)

Summary of Reconciling Effect

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Reversal of depreciation	1,220	1,220	1,117
Additional amortization	(4,311)	—	—
IFRS purchase price adjustment	234	(234)	—

Sub-total	(2,857)	986	1,117
Income tax expense	1,126	—	—

Total reconciling effect	(1,731)	986	1,117

(vii)
Financial Assets at Fair Value through Profit and Loss

  IFRS Treatment

        Under IFRS, Millicom recorded the fair value adjustments of its investment in Tele2 and the embedded derivative on the 5% Mandatory Exchangeable Notes in the profit and loss account.

  U.S. GAAP Treatment

        Under U.S. GAAP these fair value adjustments of the Tele2 shares should be recorded in shareholders' equity within the caption "Other Reserves."

  Reconciling Effect

        For the year ended December 31, 2006, under U.S. GAAP, Millicom reclassified a valuation movement of $36.4 million to shareholder's equity for the period from January 1, 2006 to the redemption date of the Tele2 shares and realized a gain of $14.2 million on that date. In 2005, Millicom reclassified a valuation movement of $63.4 million (2004: $127.2 million) to shareholders' equity. There is no tax impact from this reconciling item.

(viii)
Debt

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

  Reconciling Effect

        The equity component of $39.1 million of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes under U.S. GAAP. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $7.0 million recorded under IFRS for the year ended December 31, 2006 is reversed under U.S. GAAP (2005: $6.3 million; 2004: $nil).

Debt Restructuring Completed in 2003

        In 2003, Millicom implemented a restructuring by issuing 11% Senior Notes and 2% Senior Convertible PIK Notes. In November 2003, Millicom issued its 10% Senior Notes which were partly used to repay the outstanding 11% Senior Notes. In 2004, the 2% PIK Notes were fully converted or redeemed.

  Reconciling Effect

        The adjustments for the year ended December 31, 2004 to reconcile U.S. GAAP to the IFRS accounting treatment of the debt restructuring that Millicom completed in 2003 are as follows:

        (a)   an amortization charge of the beneficial conversion feature ("BCF") recognized upon issuance of the 2% PIK notes of $10.7 million for 2004;

        (b)   a decrease in the interest on the 2% PIK Notes of $1.2 million in 2004 recorded under IFRS to reflect the difference between the effective interest rate of 11% recorded for IFRS and the actual interest rate of 2% recorded for U.S. GAAP; and

        (c)   an amortization expense of $1.3 million in 2004 of the deferred costs recognized upon initial recognition of the 10% Senior Notes and the 2% PIK Notes.

        Summarized below are the adjustments to the net profit for 2004 related to the debt exchange for U.S. GAAP purposes:

Adjustments to profit for the year ended December 31, 2004
US$ '000
Amortization of BCF on the 2% PIK Notes(a)	(10,695)
Adjustment to interest expenses on the 2% PIK Notes(b)	1,217
Amortization of incremental deferred costs(c)	(1,276)

Total reconciling effect(d)	(10,754)

(d)
There is no tax impact from this reconciling item

(ix)
Disposal of Argentinean Operation

        Millicom owned a 65% interest ownership in Millicom Argentina S.A. ("Millicom Argentina"), which was disposed of on September 22, 2004.

  IFRS Treatment

        Under IFRS, Millicom's operation in Argentina qualified as a joint venture and was proportionally consolidated into Millicom's consolidated financial statements. Accordingly Millicom recognized 65% of Millicom's Argentina net profit/(loss) during each reporting period and up to the date of disposal. On that date, Millicom recognized a net loss on disposal of $2.1 million.

  U.S. GAAP Treatment

        Under U.S. GAAP, prior to the adoption of FIN 46 on March 31, 2004, Millicom accounted for its interests in Millicom Argentina under the equity method because of participative minority rights. Because Millicom provided financial support to the entity through intercompany loans and financial guarantees, Millicom provided for the losses in excess of its ownership interest in Millicom Argentina as required by APB 18. Upon adoption of FIN 46, Millicom started consolidating its interest in Millicom Argentina and continued recognizing 100% of the losses of the entity up to the disposal date.

  Reconciling Effect

        Because 100% of the losses of Millicom Argentina were recognized under U.S. GAAP, as opposed to 65% under IFRS, Millicom Argentina's consolidated reserves were lower by an amount of $5.0 million under U.S. GAAP. Therefore, upon disposal, Millicom adjusted the loss on disposal realized under IFRS by $5.0 million, resulting in a gain on disposal of $2.9 million for U.S. GAAP purposes. There was no tax impact from this reconciling item.

(x)
Connection Fees

  IFRS Treatment

        Until December 31, 2004, under IFRS, initial connection revenues were recognized when the subscriber connected to the network for the first time. On January 1, 2005, Millicom changed its accounting policy for connection revenues and costs. Connections revenues for subscription services are deferred and amortized over the estimated life of the customer relationship. Related connection costs are also deferred, to the extent of the connection revenues deferred, and amortized over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically. Management believes that the new accounting policy for connection revenues and costs better reflects the economic reality of connection revenues and costs and is also consistent with current practices within the telecommunication industry. The adoption of the new accounting policy was retrospective and therefore the comparative figures have been restated using the most available information at that time regarding the estimated lives of the customer relationship.

  U.S. GAAP Treatment

        Under U.S. GAAP, connection revenues for subscription services have historically been deferred and amortized over the estimated life of the customer relationship. The estimates used in 2004 and 2003 regarding the lives of the customer relationship were different than those used to restate the IFRS accounts and therefore there were remaining differences between the restated IFRS accounts and the US GAAP accounts in those years. In 2005, after considering both quantitative and qualitative factors, Millicom concluded not to restate the 2003 and 2004 U.S. GAAP reconciliation of net profit.

  Reconciling Effect

        The cumulative difference between the treatment of connection revenues and connection costs as at January 1, 2005 amounting to $2.9 million has been reversed in 2005. The difference reported in the 2004 U.S. GAAP reconciliation was $ 1.0 million. The impact on profit before tax and minority interests is as follows.

	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Connection fees	—	5,620	(1,750)
Tax expenses	—	(1,370)	289
Minority interests	—	(1,360)	463

Total reconciling effect	—	2,890	(998)

(xi)
Customer Acquisition Costs

  IFRS Treatment

        Under IFRS customer acquisition costs are classified under sales and marketing expenses.

  U.S. GAAP Treatment

        Under U.S. GAAP, customer acquisition costs are recorded as cost of sales.

  Reconciling Effect

        For the year ended December 31, 2006 an amount of $224.6 million from continuing operations was reclassified from sales and marketing to cost of sales. In 2005 the total amount reclassified amounted to $126.0 million (2004: $83.6 million) and included $18.0 million related to companies now presented as discontinued operations (2004: $10.4 million).

(xii)
Financing Fees

  IFRS Treatment

        Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes net of unamortized financing fees incurred to acquire these debts.

  U.S. GAAP Treatment

        Under U.S. GAAP, these financing fees are capitalized as a deferred charge.

  Reconciling Effect

        The amount that is reclassified as an asset in the balance sheet as at December 31, 2006, is $14.4 million (2005: $18.3 million), comprised of $11.3 million for the 10% Senior Notes (2005: $12.4 million), $3.1 million for the 4% Convertible Notes (2005: $3.9 million) and $2.0 million for the 5% Mandatory Exchangeable Notes as at December 31, 2005.

(xiii)
Discontinued Operations

  Reconciling Effect Summary

        Presented below is an analysis of profit (loss) from discontinued operations under U.S. GAAP:

	Year ended December 31,
	2006	2005	2004
	US$ '000	US$ '000	US$ '000
Pakcom Limited	(281)	(35,513)	(4,730)
Paktel Limited	(74,927)	(57,484)	(91)
Peruvian and Argentinean operations	124	675	(2,053)
Vietnam	(1,487)	4,326	56,080
Great Universal and Modern Holdings	361	(2,420)	1,013

Loss from discontinued operations(a)	(76,210)	(90,416)	50,219
Gain on disposal	2,821	4,959	2,812

Loss from discontinued operations(b)	(73,389)	(85,457)	53,031

(a)
Excluding gains on disposals

(b)
The tax impact is $(0.7) million (2005: $0.5 million, 2004: $(21.9) million)

(xiv)
Additional Stock Option Disclosure

        As described above, under U.S. GAAP, the Company accounts for stock options under APB25 (before January 1, 2006). Had compensation costs been determined in accordance with SFAS 123, the Company's net income and loss per share would have been adjusted to the following pro forma amounts for the years ended December 31, 2005 and 2004:

	2005	2004
	US$ '000	US$ '000
Net profit, as reported	82,329	188,871
Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	(1,830)	1,256
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,311)	(2,039)

Pro forma net profit	77,188	188,088

Profit per share:
As reported (basic) —	$0.83	$2.27
As reported (diluted) —	$0.82	$2.09
Pro forma (basic) —	$0.78	$2.26
Pro forma (diluted) —	$0.77	$2.08

        The fair value of the options granted was estimated on the date of grant using an option pricing model with the following assumptions: risk free interest rates of 3.74% in 2005 (2004: 2.16%), expected lives ranging from 1 to 20 years, no dividends and expected volatility of 46.5% in 2005 (2004: 47.1%).

Balance Sheet Reconciliations

        The following significant balance sheet differences arose under U.S. GAAP as of December 31, 2006:

Balance sheet as of December 31, 2006	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments	Under U.S. GAAP Group
		US$ '000	US$ '000	US$ '000	US$ '000
Assets
Non-Current Assets
Goodwill	(vi)	196,178	—	1,005	197,183
Other intangible assets, net	(vi),(xii)	286,597	71,940	42,983	401,520
Property, plant and equipment, net		1,267,159	145,583	(435)	1,412,307
Investments in associates		6,838	17,329	—	24,167
Financial assets
Pledged deposits		4,512	508	—	5,020
Other		21,713	422	—	22,135
Deferred taxation(a)		3,706	555	(527)	3,734

Total Non-Current Assets		1,786,703	236,337	43,026	2,066,066

Current Assets
Financial assets
Pledged deposits		45,402	—	—	45,402
Inventories		54,245	12,130	—	66,375
Trade receivables, net		185,455	23,768	—	209,223
Amounts due from joint ventures and joint venture partners		37,346	13,812	—	51,158
Amounts due from other related parties		1,221	972	—	2,193
Prepayments and accrued income		58,429	6,424	—	64,853
Current and deferred tax assets(a)		4,916	78	527	5,521
Other current assets		83,512	4,268	—	87,780
Cash and cash equivalents		656,692	20,254	—	676,946

Total Current Assets		1,127,218	81,706	527	1,209,451

Total assets from disposal group classified as held for sale		407,073	—	—	407,073

Total Assets		3,320,994	318,043	43,553	3,682,590

Balance sheet as of December 31, 2006	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments	Under U.S. GAAP Group
		US$ '000	US$ '000	US$ '000	US$ '000
Shareholders' Equity and Liabilities
Total Shareholders' Equity	(iii),(vii)	504,874	(11,519)	(4,111)	489,244
Minority Interest		77,514	207,132	—	284,646
Total Equity		582,388
Liabilities
Non-current liabilities
10% Senior Notes	(xii)	538,673	—	11,327	550,000
4% Notes—debt component	(viii),(xii)	171,169	—	28,831	200,000
Other debt and financing		649,153	21,003	—	670,156
Other non current liabilities		49,353	5,027	—	54,380
Deferred taxation(a)		34,368	12,143	4,857	51,368

Total Non Current Liabilities		1,442,716	38,173	45,015	1,525,904

Current liabilities
Other debt and financing		134,661	4,268	—	138,929
Trade payables		428,304	59,681	—	487,985
Amounts due to joint ventures		32,017	(32,017)	—	—
Amounts due to other related parties		5,184	29	—	5,213
Accrued interest and other expenses		113,316	18,462	—	131,778
Current and deferred tax liabilities(a)	(vi)	89,077	16,326	2,649	108,052
Other current liabilities		99,292	17,508	—	116,800

Total Current Liabilities		901,851	84,257	2,649	988,757

Total liabilities from disposal group classified as held for sale		394,039	—	—	394,039

Total Liabilities		2,738,606	122,430	47,664	2,908,700

Total Shareholders' Equity and Liabilities		3,320,994	318,043	43,553	3,682,590

(a)
Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of December 31, 2006, Millicom reclassified $527 thousand from non-current deferred tax assets to current deferred tax assets and $1,434 thousand from non-current deferred tax liabilities to current deferred tax liabilities.

        The following significant balance sheet differences arose under U.S. GAAP as of December 31, 2005:

Balance sheet as of December 31, 2005	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments	Under U.S. GAAP Group
		US$ '000	US$ '000	US$ '000	US$ '000
Assets
Non-Current Assets
Goodwill	(vi)	77,351	2,985	21,279	101,615
Other intangible assets, net	(ii),(iv),(vi),(xii)	296,136	78,107	16,985	391,228
Property, plant and equipment, net		671,774	84,043	(1,639)	754,178
Investments in associates		5,367	15,160	—	20,527
Financial assets
Financial assets available for sale		6,307	(2,692)	—	3,615
Pledged deposits		6,500	488	—	6,988
Deferred taxation(a)		4,817	356	(749)	4,424

Total Non-Current Assets		1,068,252	178,447	35,876	1,282,575

Current Assets
Financial assets
Financial assets at fair value through profit or loss		327,803	—	—	327,803
Financial assets held to maturity		7,687	—	—	7,687
Pledged deposits		47,035	—	—	47,035
Inventories		16,369	5,773	—	22,142
Trade receivables, net		109,165	16,069	—	125,234
Amounts due from joint ventures and joint venture partners		19,244	3,602	—	22,846
Amounts due from other related parties		1,781	4,427	—	6,208
Prepayments and accrued income		48,046	4,896	—	52,942
Current and deferred tax assets(a)		14,716	—	749	15,465
Other currents assets		52,904	3,526	2,029	58,459
Cash and cash equivalents		596,567	27,394	—	623,961

Total Current Assets		1,241,317	65,687	2,778	1,309,782

Total assets from disposal group classified as held for sale		250,087	16	—	250,103

Total Assets		2,559,656	244,150	38,654	2,842,460

Balance sheet as of December 31, 2005	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments	Under U.S. GAAP Group
		US$ '000	US$ '000	US$ '000	US$ '000
Shareholders' Equity and Liabilities
Total Shareholders' Equity	(iii),(vii)	299,605	(11,284)	(12,491)	275,830
Minority Interest		34,179	146,607	—	180,786

Total Equity		333,784

Liabilities
Non-current liabilities
10% Senior Notes	(xii)	537,599	—	12,401	550,000
4% Notes—debt component	(viii),(xii)	163,284	—	36,716	200,000
Other debt and financing		120,041	16,637	—	136,678
Other non current liabilities		203,988	—	—	203,988
Deferred taxation(a)		45,228	16,010	(843)	60,395

Total Non Current Liabilities		1,070,140	32,647	48,274	1,151,061

Current liabilities
5% Mandatory Exchangeable Notes—debt component	(xii)	315,359	—	2,028	317,387
Other debt and financing		96,340	5,272	—	101,612
Trade payables		210,540	33,537	—	244,077
Amounts due to joint ventures		14,122	(14,111)	—	11
Amounts due to other related parties		4,780	576	—	5,356
Accrued interest and other expenses		61,236	18,225	—	79,461
Current and deferred tax liabilities(a)		67,815	3,807	843	72,465
Other current liabilities		138,816	28,028	—	166,844

Total Current Liabilities		909,008	75,334	2,871	987,213

Total liabilities from disposal group classified as held for sale		246,724	846	—	247,570

Total Liabilities		2,225,872	108,827	51,145	2,385,844

Total Shareholders' Equity and Liabilities		2,559,656	244,150	38,654	2,842,460

(a)
Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of December 31, 2005, Millicom reclassified $748,000 from non-current deferred tax assets to current deferred tax assets and $843,000 from non-current deferred tax liabilities to current deferred tax liabilities.

New U.S. GAAP Accounting Pronouncements:

        In February 2007, the FASB issued Statement 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also established presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective at the start of the first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement 157, "Fair Value Measurements". We are currently evaluating SFAS 159 to determine the impact on our consolidated financial position or results of operations.

        In September 2006, the FASB issued Statement 157, "Fair Value Measurements", which provides enhanced guidelines for using fair value to measure assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating SFAS 157 to determine the impact on our consolidated financial position or results of operations.

        In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet before financial statement recognition. The Interpretation provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating FIN 48 to determine the impact on our consolidated financial position and results of operations.

        In September 2006, the FASB ratified EITF 06-1, "Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider". The Task Force reached a conclusion that if consideration given by the service provider to a third-party manufacturer or reseller can be linked contractually to the benefit received by a service provider's customer, then a service provider should account for the consideration in accordance with EITF Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer". The guidance in this consensus is effective for the first annual reporting period beginning after June 15, 2007 with early application permitted for financial statements that have not yet been issued. We are currently evaluating EITF 06-1 to determine the impact on our consolidated financial position and results of operations.

        In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement", which concludes that for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. If the taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance is effective for the first interim reporting period beginning after December 15, 2006, with early application permitted. We are currently evaluating EITF No. 06-3 to determine the impact on our consolidated financial position or results of operations.

38.   SUBSEQUENT EVENTS

        On February 13, 2007, Millicom completed the sale of its 88.86% shareholding in Paktel Limited realising a gain of approximately $260.0 million. Total cash consideration was $284 million and in addition approximately $30 million pledged deposits were released.

Shareholder information

Corporate and registered office
Millicom International Cellular SA
15 Rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel: +352 27 759 101
Fax: +352 27 759 359
RCB 40630 Luxembourg

Investor relations
Shared Value Limited
30 St. James's Square
London SW1 4JH
Tel: +44(0)20 7321 5010
Fax: +44(0)20 7321 5020
E-mail mic@sharedvalue.net

Visit MIC's homepage at
http://www.millicom.com

Financial Calendar
February 14, 2007
Full year results 2006

April 24, 2007
First quarter results

July 26, 2007
Second quarter results

October 25, 2007
Third quarter results

February 2008
Full year results 2007

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART I
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
CENTRAL AMERICA
SOUTH AMERICA
AFRICA
ASIA
OTHER OPERATIONS
OTHER INVESTMENTS
OTHER
PART II
PART III
SIGNATURES
INDEX TO FINANCIAL STATEMENTS