Form 20-F
period 2007-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2008-04-03
CIK 912958

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

David Sach, T: +352 27759 327    E: david.sach@millicom.com

(Name, Telephone, E-mail address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act: None
Securities registered or to be registered pursuant to Section 12 (g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, par value $1.50 per share

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

102,428,260 shares of Common Stock as of December 31, 2007

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

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

         Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

         ☐    U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐    Other

         If 'Other' has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☐

FORWARD-LOOKING STATEMENTS

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, the term the "Company" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand-Duchy of Luxembourg, and the term the "Group", "Millicom", "we", "us" or "our" refers to Millicom and its subsidiaries, joint ventures and affiliates. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Group's ownership interest in the licenses for such licensed area. The term "Attributable Subscribers" refers to 100% of subscribers in the Group's subsidiaries and the Group's percentage ownership of subscribers in each joint venture. Persons, population and pops data for 2007, 2006 and 2005 have been extracted from the "CIA—The World Factbook" for 2007 for countries where the license area covers the entire country. In addition, information on the countries in which Millicom operates has been extracted from the "CIA—The World Factbook" for 2007 with updates, where appropriate, from the U.S. Department of State's website. Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") and subscriber figures represent the total number of mobile subscribers of systems in which the Group has an ownership interest. In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish krona and references to "Euro" or "€" are to the Euro.

        As a foreign private issuer, the Company is exempt from the proxy rules of Section 14 under the Securities Act of 1934, as amended (the "Exchange Act"), and the reporting requirements of Section 16 under the Exchange Act.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable for Annual Reporting filing.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable for Annual Reporting filing.

ITEM 3.    KEY INFORMATION

Selected Financial Information

        The Group reports under International Financial Reporting Standards, as adopted by the European Union ("IFRS"), with no difference for the Group to IFRS as issued by the International Accounting Standards Board.

        The following table sets forth summary financial data of the Group as of and for the years ended December 31, 2007, 2006, 2005, 2004, and 2003. The data are based upon the Group's audited consolidated balance sheets as of December 31, 2007, 2006, 2005, 2004 and 2003 and audited consolidated statements of profit and loss for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

        Unless otherwise indicated all financial data and discussions in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars, except per share data)
Profit and Loss Statement Data:
Revenues	2,630,614	1,576,100	922,780	665,579	420,052
Operating profit	662,926	441,288	275,369	173,275	86,467
Profit/(loss) for the period from continuing operations(1)	452,365	235,796	102,405	27,884	135,119
Net profit/(loss) attributable to equity holders for the period	697,142	168,947	10,277	65,891	176,921
Basic earnings (loss) from continuing operations per common share	$4.35	$2.43	$0.98	$0.30	$2.13
Basic earnings (loss) per common share	$6.90	$1.68	$0.10	$0.79	$2.71
Weighted average number of shares in basic computation (in thousands)(2)	101,088	100,361	98,803	83,335	65,312
Diluted earnings (loss) from continuing operations per common share	$4.22	$2.41	$0.96	$0.28	$1.73
Diluted earnings (loss) per common share	$6.61	$1.67	$0.10	$0.73	$2.24
Weighted average number of shares in diluted computation (in thousands)(2)	108,047	101,371	99,921	90,312	80,500
Dividends per share	—	—	—	—	—

	As of December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars)
Balance Sheet Data:
Property, plant and equipment, net	2,066,122	1,267,159	671,774	575,649	487,695
Intangible assets, net	467,502	482,775	373,487	317,968	83,818
Financial assets at fair value through profit or loss	—	—	327,803	397,137	375,583
Investments in associates(3)	11,234	6,838	5,367	2,220	1,340
Total assets	4,413,826	3,320,994	2,559,656	2,046,213	1,522,949
Current liabilities	2,002,269	901,851	909,008	505,884	399,351
Non-current liabilities	1,043,221	1,442,716	1,070,140	1,259,892	1,182,207
Minority interest	80,429	77,514	34,179	43,351	26,571
Shareholders' equity/(deficit)	1,287,907	504,874	299,605	237,086	(85,180)

	As of and for Year Ended December 31,
	2007	2006	2005	2004	2003
Operating Data (unaudited)(4):
Total Subscribers:
Prepaid	22,357,879	14,069,319	7,037,877	4,414,635	3,413,035
Postpaid	996,686	876,126	473,388	432,978	417,745
Monthly churn (%)(5):
Prepaid	3.7	4.7	4.3	4.4	4.6
Postpaid	1.2	1.4	1.7	1.7	1.2

(1)
Millicom Peru S.A.and Pakcom Limited, both divested in 2006; Paktel Limited, divested in 2007; Comvik International (Vietnam) A.B., the company that was a party to the Business Cooperation Contract in Vietnam that expired in May 2005; MIC Systems; Liberty Broadband Limited (formerly Tele2 (UK)); and Celcaribe S.A. have been shown as discontinued operations. A more complete description of discontinued operations is contained in Notes 7 of the "Notes to the Consolidated Financial Statements".

(2)
The average number of shares disclosed above has been adjusted for each year presented to reflect the reverse share split effected in February 2003, whereby three existing shares with a par value of $2 each were exchanged for one new share with a par value of $6 each; and the share split effected in February 2004, whereby one existing share with a par value of $6 each was exchanged for four new shares with a par value of $1.50 each. The average number of shares, which is calculated on a weighted average basis, does not include shares held by us that have no voting, dividend or other rights. These shares have been allocated to holders of share options upon the exercise of some of their share options. There were no treasury shares as of December 31, 2007.

(3)
Investments in associates under IFRS represented as of December 31, 2007, 2006 and 2005, Navega.com S.A. and Metrored S.A.; as of December 31, 2004 and 2003, Navega.com S.A.. See "Operating and Financial Review and Prospects—Results of Operations".

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

RISK FACTORS

Risks Relating to our Business

Emerging Markets Risks

Many of the countries that we operate in have had a history of political instability and any current or future instability may negatively affect our revenues or ability to conduct our business locally.

        We offer mobile telephony services in 16 emerging markets in Central and South America, Africa and Asia. Many of the countries in which we operate are considered to be emerging economies and, therefore, can be subject to greater political and economic risk than developed countries. The governments of these 16 countries differ widely with respect to type of government, constitution, and stability. Many of these 16 countries lack mature legal and regulatory systems. Some of the countries in which we operate, particularly Chad and Sri Lanka, suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in civil war in these countries. Other countries in which we operate have only recently emerged from civil war and are attempting to rebuild their economies and governments, such as Sierra Leone and the Democratic Republic of Congo.

        As a result of the above, we face several risks, ranging from the risk that our networks may be disrupted to the risk that we may have to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to conduct our local business as previously. Any of these events would adversely impact our revenues or results of operations.

Most of the countries in which we operate have weak legal and telecommunications regulatory regimes compared to those in developed countries and this creates risks for our operations.

        In order for our operations to provide mobile services, they must receive a license from the government of the country in which they operate. Our ability to operate is therefore dependent on the licenses granted by the government of each country. These licenses generally allow our companies to operate for a number of years, after which they are subject to renewal. To the extent that our operations depend on governmental approval and regulatory decisions, our local business may be adversely affected by changes in the political structure or by actions or decisions of specific government representatives in the relevant market. It is possible that a government could decide arbitrarily to revoke a license or impose new conditions that we do not agree with and may not get consulted about in advance. We may not always have access to efficient avenues for appeal and may have to accept arbitrary conditions imposed upon us. This could adversely impact our business and our revenues. Our favored recourse is often to the legal system of the relevant country; however, the legal and court systems of many countries in which we operate tend to be poorly developed and can be subject to political influence and other inherent uncertainties. It can therefore be difficult to obtain a rapid, fair and unbiased resolution of disagreements with governmental authorities.

        Even where we have other options, such as claiming compensation in arbitration proceedings for violations of a bilateral investment treaty, the process can be lengthy and costly. Even when the outcome is successful, the enforcement of any award favorable to us could be a challenge.

Some of the countries in which we operate have political regimes that do not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.

        This risk potentially exists in any of the countries in which we operate, but might be highest in Bolivia at the moment under the current Government. The government of President Evo Morales in Bolivia had initially declared that a nationalization of the telecommunications sector may be contemplated in connection with the government's decision to regain more control over the Bolivian economy, as shown by certain measures implemented in the oil & gas sector in 2005-2006. We believe that nationalization of the telecommunications sector will probably not occur but that the Bolivian government will attempt to impose measures to lower tariffs offered to customers and improve the offer and availability of mobile telephony and other telecommunications services in isolated rural areas, or increased taxes on private foreign-owned businesses such as Telecel, our Bolivian operation, to increase government revenues. Measures like these may have the effect of increasing our network rollout costs and reducing the profitability of our Bolivian operation.

Most of the countries in which we operate have underdeveloped economies with low gross domestic product ("GDP") per capita and therefore increased inflationary pressures and downturns could significantly impact our revenues.

        Our operations are dependent on the health of the economies of the markets in which we operate. We offer our services in emerging market countries with economies at various stages of development or structural reform. Most of the economies of the countries in which we operate have large sectors where a percentage of the local population earns a living on a day-to-day basis and primarily spends its income on basic items such as food, housing and clothing, and has less income to spend on mobile telephony services. Therefore, downturns in the economies of any particular country or region in which we operate may adversely affect demand for our services, which would result in reduced revenues.

        Some of these countries have historically experienced high inflation rates, although in the recent years inflation rates in all countries where we operate have been relatively low. Periods of significant inflation in any of our markets could adversely affect our costs and financial condition.

Most of the countries where we operate lack infrastructure or have infrastructure in very poor condition and, particularly in Africa, have an insufficient electricity supply.

        With the exception of Mauritius, the countries in which we operate often lack basic infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. The lack of suitable infrastructure is particularly acute in countries recovering from civil wars, such as the Democratic Republic of Congo and Sierra Leone, and in countries suffering from civil war-like events, such as Chad and Sri Lanka. In general, the rural areas in each of our operations often lack even the most basic infrastructure, as any development tends to be concentrated in urban areas. Millicom must often build its cell sites without the benefit of roads and other infrasctructures, which increases our network development costs.

        The electricity supply is insufficient in certain countries in which we operate (predominantly Africa, with the exception of Mauritius) due to the growth experienced in such countries. We therefore have to rely on diesel-powered generators that we source, install, maintain and refuel. In Chad and Sierra Leone, at December 31, 2007, close to 100% of our radio sites were powered by diesel-powered generators, and in the Democratic Republic of Congo it was the case for about 75% of our sites. This increases our costs and impacts the profitability of our African operations.

We have been subject to increasing foreign taxes in the countries in which we operate, which reduces amounts we receive from our operations and may increase our tax costs.

        Many of the foreign countries in which we operate have implemented new taxes or increased the rates of existing taxes applicable to corporations as a method of raising government revenue. Furthermore, competitive pricing pressure or the provisions of new tax laws may prevent us from passing these taxes onto our local customers. Consequently, any increase in taxes applicable to our local operating subsidiaries could reduce the amount of earnings they generate.

We could be subject to the impact of a deteriorating economic environment within the developed countries.

        Many of our countries receive significant inflows of funds from relatives and friends in developed countries that work abroad. A significant deterioration in the developed country economies could impact the ability of those abroad to continue remitting funds because of job losses or reduced wages. Currently, we have not seen a noticeable adverse impact because the job losses in developed markets have been mainly in industries, such as the financial sector, with limited or no impact on the jobs that normally attract the immigrant workers, but this situation could change if the economic environment gets worse. Lower remittances would reduce the disposable income which would impact our revenues.

The recent increase in food prices within developed countries could have an inflationary impact on the emerging market economies.

        A significant increase in food prices within our operating markets could impact the consumers' ability to pay for our products and services. Currently, we have not seen a noticeable difference in consumer behavior towards our products and services. This might be because there is an agricultural sector in many of the economies in which we operate which could be providing protection against inflationary food prices seen in developed countries, or because our products and services are essential for basic communication which is relatively high on the list of customer needs and therefore consumers are making sacrifices to continue spending on our services. However, this situation could change if food prices remain higher than before or increase.

Currency fluctuations or devaluations reduce the amount of profit and assets that we are able to report.

        Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing both our assets and liabilities. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations.

        We generally do not hedge our foreign currency exposures. Millicom had a net exchange gain of $15 million for the year ended December 31, 2007, compared to a gain of $6 million for the year ended December 31, 2006, excluding an exchange loss of $36 million on the 5% Mandatory Exchangeable Notes.

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

        In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effects of this are time delays in accumulating significant amounts of foreign currency and exchange risk, which could have an adverse effect on the Group's results of operations.

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

        Changes in the regulation of our activities, such as increased or decreased regulation affecting prices or requirements for increased capital investments, may materially adversely affect us.

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

        We expect that most of the countries in which we operate will do so in the future. We believe this may have a negative impact on our profitability.

We face substantial competition for obtaining, funding and renewing mobile telephone licenses.

        We may pursue new license opportunities. In each market we face competition for licenses from major international telecommunications companies as well as from local competitors. While we typically try not to pay large amounts for mobile licenses, the competition for the granting or renewal of licenses is increasingly intense worldwide. As such, we might have to pay substantial license fees in certain markets, as well as meet specified network build out requirements. We may not be successful in obtaining or renewing any mobile telephone licenses or, if licenses are awarded, in obtaining those licenses on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we may not obtain such funding on satisfactory terms or at all.

Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to incur substantial costs to replace our products.

        Fixed network and other system equipment used in the mobile telephone industry have a limited life and must be replaced frequently due to damage or as a result of ordinary wear and tear. In addition, substantial expansion of existing networks is required to remain competitive. Our networks are based on the GSM standard. The GSM standard has been most appropriate for our markets because it has the greatest availability of handsets with strong functionality and has relatively low repair and maintenance costs. As new technologies develop, such as third generation systems, including WiMAX and 3G, equipment may need to be replaced or upgraded or a mobile telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. To the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations.

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

        Our operations are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government owned public telecommunications operators or competing mobile telephone operators. Our financial results are affected by the cost of transmission and leased lines to effect interconnection. We may not be able to maintain interconnection or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. In December 2007, the Colombian regulator significantly reduced the interconnect rate. Since we have a customer base that receives significantly more calls from other networks than it makes, the change in the interconnect rate has had a significant impact on the revenues and profitability of this operation.

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

        As of December 31, 2007, Millicom's total consolidated indebtedness was $1.8 billion. Of this amount, $0.6 billion represented the Company's indebtedness and $1.2 billion represented our consolidated share of the indebtedness of our subsidiaries and joint ventures.

        Corporate guarantees issued by the Company secured $0.2 billion of the indebtedness of our operations at December 31, 2007. The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $0.7 billion at December 31, 2007.

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

        We rely upon dividends and other payments from our operations to generate the funds necessary to meet the Company's obligations, including the Company's debt obligations. The local operations are legally separate and distinct from the Company and have no obligation to pay amounts due with respect to the Company's obligations or to make funds available for such payments. Our local operations do not guarantee the Company's obligations. The ability of our operations to make such payments to the Company will be subject to, among other things, the availability of funds, the agreement of our partners, the terms of each operation's indebtedness and local law. The majority of our local operations have entered into financing facilities, most of which are guaranteed by the Company, many of which restrict the payment of dividends by those operations to the Company. Claims of creditors of our operations, including trade creditors, will generally have priority over our claims and the holders of our indebtedness.

Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

        Investment AB Kinnevik our largest shareholder owned 37,835,438 shares in Millicom, representing 36.9% of the voting shares as at December 31, 2007. The Kinnevik group and its subsidiaries, the non-independent directors, the Stenbeck estate, and certain Stenbeck Trusts, beneficially owned 39,868,370 shares in Millicom, representing about 38.9% of Millicom's outstanding shares as at December 31, 2007. Kinnevik and its affiliates, having a significant ownership in Millicom, have significant influence over our management and affairs. The influence that they have may not always be consistent with your interests.

A substantial number of our directors hold positions with Investment AB Kinnevik ("Kinnevik") or Tele2 AB, which may present conflicts that may be resolved in a manner unfavorable to us.

        Three Millicom board members hold executive and/or director positions with Kinnevik and Tele2 AB, a pan-European telecommunications company offering fixed and mobile telephony. Tele2 AB is controlled by Kinnevik and certain of its affiliates. Furthermore, our Chairman used to be Chief Executive Officer of Kinnevik though he has not held an executive position with Kinnevik for over 10 years.

        These positions may create, or appear to create, potential conflicts of interest when these directors are faced with decisions that may have different implications for us, Kinnevik or Tele2 AB. There is a risk that these conflicts may ultimately be resolved in a manner unfavorable to Millicom.

        While it is the current understanding and has been the practice to date that we have the initial right to consider any telecommunications opportunity that arises in the emerging non-European markets that we target, there is no contractual arrangement that grants us exclusivity to this effect among us, Kinnevik and Tele2 AB.

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

        We are incorporated under the laws of the Grand Duchy of Luxembourg (European Union). Most of our directors and executive officers are residents of countries other than the United States. Most or a substantial portion of our assets and those of most of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our Luxembourg counsel, Allen & Overy, that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, is not enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute.

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

        We have interests in 16 mobile operations in 16 countries, focusing on emerging markets in Central America, South America, Africa and Asia. At December 31, 2007 we no longer owned the business in Pakistan whose sale was completed on February 13, 2007. This business has therefore been treated as a discontinued operation and excluded from most of the following discussion.

        At December 31, 2007, the countries where we had mobile operations had a combined population of approximately 287 million. This means that our licenses cover 287 million people, which represents the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total number of subscribers reached 23.4 million (19.9 million on an attributable basis) at December 31, 2007.

        Our markets are attractive for mobile services due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is significant opportunity for further growth of mobile services in our markets because our services are essential for basic communication in the markets in which we operate, and therefore the percentage of GDP spent on mobile services will continue to grow in our markets. Furthermore, we believe that personal disposable income levels in our markets will continue to rise.

        Lastly, we are seeing growing demand for services beyond our traditional voice business, particularly with broadband. These other services could be a source of significant future growth.

Summary of Highlights and Recent Developments

        On February 13, 2007, Millicom completed the sale of Paktel Limited (Millicom's operation in Pakistan), for total proceeds of $284.8 million realising a net gain of $258.3 million. Millicom incurred costs of $14.2 million on the transaction and of the net proceeds of $270.6 million, Millicom received $263.0 million in 2007 and the remaining $7.6 million in January 2008.

        On October 9, 2007, holders of our 4% Convertible Bonds converted $1 million bonds into 28,686 shares.

        On December 21, 2007, Millicom announced its early repurchase of its $200 million 4% Convertible Bonds due 2010, as permitted under the agreement.

        On January 22, 2008, Millicom announced the completion of the early redemption of its $200 million 4% Convertible Bonds due 2010. Following the conversion of $1 million bonds into 28,686 SDRs in October 2007, the bondholders converted a further $196 million of the remaining $199 million of the outstanding bonds into 5,420,235 Ordinary Shares and 202,236 SDRs. Millicom repaid in cash the face value of $3 million of bonds and accrued interests to those bondholders who did not convert their bonds as of the conversion deadline of January 11, 2008.

Strategy

        Our strategy is to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs whilst at the same time improving network quality and distribution. We believe that, given the relatively low mobile penetration levels in our markets compared to more developed markets, we can continue to achieve significant growth in our subscriber base while continuing to improve our operating margins and cash flows by rolling out our tigo® brand across most of our operations and focusing on our triple "A" operating strategy:

  •
  Affordability—means the best value for money by offering competitive tariffs but more importantly by having low denomination prepaid reload terms so that our services are suitable for low-income customers. This is vital in order to increase penetration levels, the rate of Millicom's subscriber acquisition, and minutes of use.

  •
  Accessibility—means making the purchase of minutes as easy as possible by providing ready access to prepaid services, whether through scratch cards or e-PIN, which enables customers to top-up their prepaid minutes over the air. As at December 31, 2007 Millicom had approximately 480,000 distribution outlets (approximately 250,000 as of December 31, 2006), which we believe places us ahead of our competitors in providing greater accessibility to and visibility of our prepaid services.

  •
  Availability—means having an extensive network with sufficient capacity so that mobile services are readily available to our customers in as many locations as possible. Millicom has invested substantially in its networks installing GSM and more recently GPRS and EDGE and expanding these networks into rural as well as urban areas. As at December 31, 2007 we had a total of over 9,800 base stations (approximately 6,000 as of December 31, 2006) in our 16 countries of operation.

        Focusing on growth.    We believe there is a significant opportunity for further growth in our markets due to the relatively low mobile penetration levels (the weighted average penetration rate in the markets in which we operate is 31%) as many of our markets have high growth potential and substantial unmet demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We will continue to invest in our existing mobile operations, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in those of our operations where we still have either joint-venture or minority partners, provided it is permitted under the terms of our license, through buy-outs of our partners when the opportunities arise. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines and provided there is group-wide synergy potential. We will also look to expand into other services such as broadband.

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

        Introducing new technologies.    We will consider introducing new technologies in markets where customer demand is strong for the relevant technologies or products and where we believe they are likely to generate substantial incremental revenue.

        Some voice technologies, like VoIP (Voice over Internet Protocol), are becoming increasingly widespread. VoIP allows voice communication by sending data packages with voice encapsulated over data networks. These services are increasing their presence to compete with fixed-line services and international calls rather than with mobile telephony services.

        We are beginning to see strong demand for broadband services in some of our markets, particularly in the relatively more mature markets in Latin America. We are looking at the ways in which we can meet this growing customer demand, including deploying new technologies where this is economically justified. One of them is 3G (WCDMA) using HSDPA since this provides a very spectrally efficient wireless solution. This technology is being deployed in Asia and Africa in the 2100MHz spectrum while in the Americas 3G is using the current existing 850 and 1900MHz spectrum.

        Other new technologies will start to appear. One of them is mobile WiMAX 802.16m, Ultra Mobile Broadband (UMB) and Long Term Evolution (LTE) based on a new OFDMA technology. This eventually will allow operators to have an all IP packet only connection. We are acquiring WiMAX licenses or spectrum in our countries of operation where they are available to ensure we can offer WiMAX- based services if and when our customers demand them and we are able to offer these services at reasonable prices.

        In the case that future successful technologies are different from the one adopted by the company then this will force additional investment in network equipment replacement and training.

        Introducing new products and services.    In 2008, Millicom will continue to launch innovative value added services like music related services, interactive content services and advanced sms services to address the needs of our customers. 3G services will be launched in selected markets during 2008 to enhance the data related services offered to Millicom's customers. In selected markets, Millicom plans to launch mobile payment and transactional services that will add convenience to Millicom's customers. This will be another tool for us to retain customers.

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

        We believe that our focus on branded prepaid services helps us to expand our market share and reduces our operating costs. We focus our advertising on cost-effective promotions. We have rebranded almost all of our products under the tigo® brand.

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

        Highly skilled senior management.    Our highly skilled senior management have extensive experience in both the telecommunications industry and the fast-moving consumer goods sector which are critical to properly implement our operating strategy. Many of our senior executives have spent more than 10 years working in emerging markets and have demonstrated their ability to manage costs while managing rapidly growing businesses and starting up and successfully integrating new businesses, as has been the case recently in Colombia.

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

Management Structure

        The Millicom management team is led by Chief Executive Officer and President, Marc Beuls, who has overall responsibility for the business. Our Chief Operating Officer, Mikael Grahne, is responsible for managing and coordinating the day-to-day operations and our Chief Financial Officer, David Sach, looks after the financial, administrative and accounting areas. Our Chief Technical Officer, Osmar Coronel, oversees the build-out and maintenance of our networks; our Head of Human Resources, John Tumelty, oversees the development of our employees, compensation and benefits and the recruitment of new talent; our Head of Operations, Won-Suck Song, oversees all sales, marketing, and distribution activities; and our new Head of Supply Chain Management, Henri Vander Stichele, oversees the procurement and logistics functions, including managing our relationships with suppliers.

        We operate in four major geographic regions of the world: Central America, South America, Africa and Asia. Mario Zanotti is the Head of Central America, and also manages our Colombian operation; Ricardo Maiztegui is the Head of South America; Steven Juergens and Regis Romero are the Co-Heads of Africa; and Judy Tan is the Head of Asia. Each cluster manager reports directly to Millicom's Chief Operating Officer. We believe this structure allows us to maintain a high degree of coordination, cooperation and cross- sharing of information among the various cluster managers while providing a degree of regional responsibility that ensures quick and effective decision making.

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

        New competing technologies are starting to be deployed. The first one of them is 3G (WCDMA) using HSDPA since this provides a very spectrally efficient wireless solution. This technology is being deployed in Asia and Africa in the 2100MHz spectrum while in the Americas 3G is using the current existing 850 and 1900MHz spectrum.

        Other new technologies will start to appear. One of them is mobile WiMAX 802.16m, Ultra Mobile Broadband (UMB) and Long Term Evolution (LTE) based on a new OFDMA technology. This eventually will allow operators to have an all IP packet only connection.

        In the case that future successful technologies are different from the one adopted by the company then this will force additional investment in network equipment replacement and training.

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

        Mobile Telephony in Developing Countries.    While the mobile telephone industry is well-established in the developed world, the mobile telephone industry in the developing world is still in a high growth phase. Millicom believes that mobile telephony will continue to grow rapidly in developing countries because of the poor quality of the existing fixed-line service, the unsatisfied demand for basic telephone service and the increasing demand from users who want the convenience of mobile telephones. In some countries the mobile telephone network provides significantly improved access to the local and international fixed-line network compared with the existing fixed-line service. In addition, developing countries are expected to benefit both from better technology and lower equipment costs than those at comparable stages of market development in developed countries. Penetration rates (the number of subscribers per 100 people) are lower in developing countries than in developed countries. Consequently, Millicom believes that its markets offer high growth potential.

        For developing countries, mobile telephone networks can represent a faster and more cost-effective method of expanding telecommunications infrastructure than traditional fixed-line networks. Fixed-line networks involve extensive outside infrastructure in the form of buried or overhead cable networks, while mobile telephone networks require less construction activities.

Competitive Position in the Market

        The following table shows certain estimated information regarding Millicom's competitive position in each of its markets as at December 31, 2007. This information was compiled based on interconnect activity on our own networks. Millicom operates in developing economies and markets and believes that the data research available in these countries is not always accurate, consistent or verifiable. Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of Millicom in comparison to its competitors.

Estimated Market Share Ranking at December 31, 2007
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%	Less than 10%	December 31, 2007(1)
Central America
El Salvador	—	Millicom	Am. Movil Telefonica Digicel	Intelfon	1 of 5
Guatemala	—	Millicom Am. Movil	Telefonica	—	1 of 3
Honduras	Millicom	Megatel	—	Tegucel	1 of 3
South America
Bolivia	—	Entel Millicom	NuevaTel	—	2 of 3
Colombia	Am. Movil	—	Telefonica	Millicom	3 of 3
Paraguay	—	Millicom Personal	—	Am. Movil Vox	1 of 4
Africa
Chad	Celtel	Millicom	—	—	2 of 2
DRC	—	Vodacom Celtel	Millicom CCT	—	3 of 4
Ghana	MTN	Millicom	Ghana Tel.	Hutchison	2 of 4
Mauritius	Cellplus	Millicom	—	Mahanagar T.	2 of 3
Senegal	France Tel.	Millicom	—	—	2 of 2
Sierra Leone	—	Africel Celtel Comium	Millicom	—	4 of 4
Tanzania	—	Vodacom Celtel	Millicom	Zantel TTCL Mobile	3 of 5
Asia
Cambodia	Millicom	—	Camshin Shinawatra	Appliphone	1 of 4
Laos	Lao Tel.	—	ETL Millicom	LAT Mobile	3 of 4
Sri Lanka	—	Dialog	Millicom Mobitel	Hutchison	2 of 4

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

        The table below sets forth our revenue by geographical segment, in percent of total revenues, for the periods indicated.

	2007	2006	2005
Central America	44%	51%	49%
South America	31%	20%	16%
Africa	18%	20%	22%
Asia	7%	9%	13%

Total	100%	100%	100%

Subsidiaries and their Market Presence

        The following table shows certain information for each of Millicom's mobile operations as at December 31, 2007.

Market	Company Name	Ownership	Method of Consolidation(1)	Start-Up/ Acquisition Date	Estimated Population of Area under License(2)	Mobile Penetration as of December 31, 2007(3)
		(percent)			(millions)	(percent)
Central America
El Salvador	Telemóvil El Salvador S.A.	100.0%	S	1993	7	70%
Guatemala	Comunicaciones Celulares S.A.	55.0%	JV	1990	13	68%
Honduras	Telefónica Cellular S.A.	66.7%	JV	1996	7	55%
South America
Bolivia	Telefónica Celular de Bolivia S.A.	100.0%	S	1991	9	30%
Colombia	Colombia Móvil S.A. E.S.P.	50.0 +1 share %	S	2006	44	73%
Paraguay	Telefónica Celular del Paraguay S.A.	100.0%	S	1992	7	67%
Africa
Chad	Millicom Tchad S.A.	87.5%	S	2004	10	7%
DR of Congo	Oasis S.P.R.L.	100.0%	S	2005	66	8%
Ghana	Millicom Ghana Company Limited	100.0%	S	1992	23	31%
Mauritius	Emtel Limited	50.0%	JV	1989	1	70%
Senegal	Sentel GSM S.A.	100.0%	S	1999	13	30%
Sierra Leone	Millicom (S.L.) Limited	100.0%	S	2001	6	10%
Tanzania	MIC Tanzania Limited	100.0%	S	1994	39	18%
Asia
Cambodia	Cam GSM Company Limited	58.4%	JV	1997	14	16%
Lao People's Democratic Rep	Millicom Lao Co. Limited	74.1%	S	2003	7	15%
Sri Lanka	Tigo (Pvt) Limited	100.0%	S	1989	21	24%

Grand Total					287

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

	As at December 31,
				Prepaid Subscribers as Percentage of Total Subscribers
	Total Subscribers
Market
	2007	2006	2005	2007	2006	2005
Central America
El Salvador	2,217,560	1,387,395	738,980	91%	88%	80%
Guatemala	3,681,405	2,223,059	1,164,050	97%	95%	91%
Honduras	2,925,959	1,553,713	834,096	95%	94%	92%
Subtotal Central America	8,824,924	5,164,167	2,737,126	95%	93%	88%
South America
Bolivia	1,055,823	936,374	645,418	96%	97%	96%
Colombia	2,769,884	2,120,284	—	90%	85%	n/a
Paraguay	2,067,019	1,273,315	692,321	92%	91%	86%
Subtotal South America	5,892,726	4,329,973	1,337,739	92%	89%	91%
Africa
Chad	323,356	186,700	91,159	100%	100%	100%
DR Congo	546,500	50,337	60,638	100%	99%	100%
Ghana	2,023,091	1,211,904	448,838	100%	100%	100%
Mauritius	365,018	279,193	221,100	93%	92%	91%
Senegal	1,118,505	894,617	679,914	100%	100%	100%
Sierra Leone	104,029	42,055	29,606	100%	100%	100%
Tanzania	1,191,678	760,874	475,379	100%	100%	100%
Subtotal Africa	5,672,177	3,425,680	2,006,634	99%	99%	99%
Asia
Cambodia	1,652,649	1,075,162	773,608	100%	99%	99%
Lao People's Democratic Republic	130,512	87,228	76,728	100%	100%	100%
Sri Lanka	1,181,577	863,235	579,430	99%	99%	99%
Subtotal Asia	2,964,738	2,025,625	1,429,766	99%	99%	99%

Total	23,354,565	14,945,445	7,511,265	96%	94%	94%

CENTRAL AMERICA

        Central America consists of Millicom's mobile telephony in El Salvador, Guatemala and Honduras. Millicom Central America's licenses covered approximately 27 million people as at December 31, 2007.

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

        In order to drive economic growth, the government of El Salvador continues to focus on opening new export markets, encouraging foreign investment and maintaining a tax regime that promotes corporate investment. Implementation of the Central America Dominican Republic Free Trade Agreement, ratified by El Salvador in 2004, is viewed as a key policy to help achieve these objectives. El Salvador became a member of the World Trade Organization in 1995. As the country does not have control over its monetary policies following the adoption of the U.S. dollar in 2001, the government is committed to maintaining tight fiscal policies. The economy has grown significantly since the early 1990s but it is estimated that about 36% of the population remains under the poverty line. El Salvador had a population of about 7 million in mid-2007. The 2007 GDP real growth rate was estimated at 4.7% and GDP per capita at about $5,200.

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

        In 2007 there were 5 mobile services providers in the country. Telefónica and Telecom (initially owned by France Telecom) entered the market in 1999 as the second and third mobile operator, respectively Digicel (privately owned) entered the market in 2001 with a GSM network as the fourth operator. Digicel was recently acquired by the Caribbean operator with the same name. América Móvil of Mexico acquired France Telecom's interest in Telecom in 2003. In October 2005 Intelfon (privately owned) entered the market as the fifth mobile operator, offering services based on the iDen push-to-talk technology. Intelfon has a negligible market share to date.

        Telemóvil's strategy is based on offering a combination of high quality network coverage and services and low prices. Leveraging Telemóvil's distribution capabilities through e-PIN and other electronic means further enhances this strategy. Telemóvil also aims to expand its value added services and further strengthen its customer services operations.

        Telemóvil was initially awarded a 15-year mobile license in September 1991 which was subsequently extended until 2018. Telemóvil acquired WiMAX spectrum in 1998.

        Telemóvil operates a GSM/GPRS/EDGE network. The GSM/GPRS/EDGE network was launched in August 2004. Telemóvil also provides international long-distance services, internet services and local telephony services.

        As at December 31, 2007, Telemóvil's GSM network comprised a total of 634 base stations with the capacity to handle a maximum of 2.8 million concurrent subscribers, and covered 88% of the total population.

Guatemala

        Guatemala's government system is a constitutional democratic republic. In 1996, peace accords were signed which brought an end to a 36-year civil war. Although Guatemala has completed a successful transition from military to civilian government, the military retains considerable political power. During the month of September 2007 general elections were held in Guatemala. Since no candidate obtained the necessary majority of votes, a second round of elections were held on November 4, 2007. In this occasion Mr. Alvaro Colom was elected President with 52.82% of votes. Mr Colom's Party is UNE, is of center-left tendency and does not control majority of seats in Congress.

        Guatemala is the largest and most populous of the Central American countries with a population of about 13 million in mid-2006. The agricultural sector accounts for about one-quarter of GDP, two-fifths of exports, and half of the labor force. Ongoing challenges include increasing government revenues, negotiating further assistance from international donors, upgrading both government and private financial operations, curtailing drug trafficking, fighting corruption, and narrowing the trade deficit. Remittances from a large expatriate community that moved to the United States during the civil war have become an important source of foreign exchange. Overall economic outlook is positive given the government's anti-corruption and pro-business stance, which underpins investor confidence, and rising inflows of foreign direct investment. The extension of the European Union's generalized system of preferences, under which Guatemalan exports enjoy preferential access to EU markets, is expected to have a positive impact on the economy going forward. Guatemala joined the GATT in 1991 and became member of the World Trade Organisation in 1995. The distribution of income in Guatemala remains very unequal with 75% of the population living under the poverty line, mostly in rural areas. Guatemala had a population of about 13 million in mid-2007. The 2007 GDP real growth rate is estimated to be 5.6% and GDP per capita was about $5,400.

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

        Comcel was the first mobile operator in Guatemala when it launched commercial operations in 1990. The company enjoyed a monopoly position until 1999 when Telefónica and Telgua (owned by América Móvil) entered the market as the second and third operators. In 2001, BellSouth of the U.S. entered the market as the fourth operator but Telefónica of Spain acquired BellSouth's operations in 2004. América Móvil offers an integrated telecommunications solution including fixed and mobile telephony, cable TV and internet services. América Móvil and Telefónica are Comcel's most challenging competitors. In March 2003 two additional mobile licenses were granted. One license was granted to Electrónica Industrial, S.A., which sold the usufruct of the spectrum to Comcel in November 2006. The other license was granted to Digicel Guatemala S.A., which as of March 30, 2008 had not launched commercial operations.

        Comcel operates a GSM/GPRS/EDGE network. The GSM/GPRS/EDGE network was launched in August 2004. Comcel also provides international long-distance services, internet services and local telephony services.

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

        At December 31, 2007 the GSM network comprised 1356 base stations with the capacity to handle a maximum of over 3.9 million concurrent subscribers, and the network covered 79% of the total population.

Honduras

        Honduras' government system is a democratic constitutional republic. Since the regional peace process that took place in the late 1980s, democracy in Honduras has been strengthened. Presidential elections took place in November 2005, with the opposition candidate Manuel Zelaya Rosales of the Partido Liberal party being elected. The new government took office in January 2006 and is expected to maintain the prudent, broadly market oriented policies of the previous leadership.

        Although GDP per capita in Honduras is one of the lowest in Latin America, it has increased since the 1990s and overall economic growth (as measured by real GDP) is higher than in many other countries in the region and was estimated at 6% in 2007. GDP per capita was estimated at $3,300 in 2007. Honduras continues to focus on pursuing the economic and reform program agreed with the International Monetary Fund (IMF) under the poverty reduction and growth facility in February 2004. Although no recent figures are available, it is estimated that between half and two-thirds of Hondurans lived below the poverty line in 2006. Honduras suffers from a very unequal distribution of income and massive unemployment As the country has met most of its macroeconomic targets, it has achieved debt relief under the IMF-World Bank's heavily indebted poor countries initiative. The United States is Honduras' largest trading partner. Honduras became a member of the US-Central America Free Trade Agreement in May 2004. The economy relies heavily on a narrow range of exports, notably bananas and coffee, making it vulnerable to natural disasters and shifts in commodity prices, but in recent years has experienced a rapid rise in exports of light manufacturers. Growth remains dependent on the economy of the U.S., its largest trading partner, and on reducing the high crime rate, as a means of attracting and maintaining investment. Honduras had a population of about 7 million in mid-2007.

        The Comisión Nacional de Telecomunicaciones (Conatel) was created in October 1995 as the national regulatory authority and reports directly to the Ministry of Telecommunications. It operates a licensing system for all telecommunication services in Honduras and is in charge of promoting the modernization and development of the sector by encouraging private investment, free competition and improved quality of service. Although Empresa Hondureña de Telecomunicaciones (Hondutel), the state owned national incumbent operator, has monopoly over local and long-distance telephony services, the government has opened value added services and mobile telephony to competition. Both mobile operators (Millicom's Celtel, the market leader, and Megatel, owned by América Móvil) have the right to carry international traffic for their own customer base.

        Millicom has a 66.67% equity interest in Celtel. The remaining 33.33% of Celtel is owned by Proempres Panama S.A., a privately-held company controlled by our local partners, Mr. Roberto Isaias Dassun and other members of his family. Millicom and Proempres entered into a revised shareholders agreement following the buy-out of a third shareholder, Motorola Inc. of the United States, in 2005, under which the two shareholders exercise joint control of Celtel. Millicom accounts for this operation as a joint venture, i.e., using the proportionate accounting method.

        Celtel launched commercial operations in 1996 as the first mobile operator in Honduras and today operates a GSM and CDMA network. Until late 2003, Celtel enjoyed a monopoly status in the mobile market, when Megatel entered the market with a GSM network as the second operator. The third mobile license was issued to Hondutel (the State-owned fixed line incumbent) but their operations have only limited coverage in the Tegucigalpa and San Pedro Sula regions. On December 19th, 2007 a bidding process to issue the fourth mobile license was completed by CONATEL (Honduran Telecommunications Regulator) with the award of the license to Digicel Honduras S.A. de C.V. We expect their operations to start during the first half of 2008.

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

        As at December 31, 2007 the GSM network comprised 901 base stations with the capacity to handle a maximum of 3.0 million concurrent subscribers and covered 78% of the total population.

SOUTH AMERICA

        Millicom's mobile operations in South America are located in Bolivia, Colombia and Paraguay. Our South American licenses covered approximately 60 million people as at December 31, 2007.

Bolivia

        Bolivia's system of government is a Unitary Democratic Republic. The government has pursued an economic and social reform agenda since the early 1990s. Democratic civilian rule was established in 1982, but leaders have faced difficult problems of deep-seated poverty, social unrest, and illegal drug production. In December 2005 Bolivians elected Movement Toward Socialism leader Evo Morales as president by the widest margin of any leader since the restoration of civilian rule in 1982, after he ran on a promise to change the country's traditional political class and empower the nation's poor majority. However, since taking office, his controversial strategies have exacerbated racial and economic tensions between the Amerindian populations of the Andean west and the non-indigenous communities of the eastern lowlands. In 2005, the government passed a controversial natural gas law that imposed on the oil and gas firms significantly higher taxes and required production firms to sign new operating contracts, which were completed in October 2006. Bolivian officials are in the process of revamping the defunct state owned oil company and acquiring majority ownership of five gas production, transportation, refining, and storage companies. The Morales administration has indicated plans to increase state control over other sectors as well, including mining, electricity, transportation, and forestry. French company Suez exited the water sector in Bolivia after the government issued a decree canceling its water concession.

        Bolivia's GDP per capita was estimated to be $4,400 in 2007. Economic reforms in the 1990s, including privatization of the main industries, resulted in an average real GDP growth rate of approximately 4% per annum slowing down thereafter. The GDP real growth rate in 2007 was estimated to be above 4%. About 60% of Bolivians continued to live below the poverty line in 2007. Bolivia is a beneficiary of the World Bank and the IMF's initiative for heavily indebted poor countries. The International Monetary Fund and the World Bank forgave a total of approximately $1.8 billion of Bolivian debt in 2006 that has helped reduce fiscal pressures on the government. Oil and gas, mining, smelting, food and beverages, tobacco and clothing are the most important industries in Bolivia. The country became member of the World Trade Organization in 1995 and is a member of Mercosur (the Southern Common Market with Argentina, Brazil, Paraguay and Uruguay). Bolivia's population at end of 2007 was of 9 million.

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

        Millicom has a 100% equity interest in Telecel. In addition to offering mobile services on a nationwide basis, Telecel offers limited long-distance telecommunication and Wi Max services. Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

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

        From 1991 to 1996 Telecel was the only mobile operator in Bolivia. Móvil de Entel, the mobile subsidiary of incumbent operator Entel, launched its mobile services in 1996 and in 2001 NuevaTel (a joint venture, now 72% owned by Trilogy International Partners of the U.S., and 28% by Cooperative of Telecommunications Cochabamba, one of Bolivia's largest telecommunication co-operatives) entered the market with a GSM network. By 2002, Móvil de Entel also started offering heavily subsidized GSM services. Consequently, Móvil de Entel became the leading operator in terms of subscriber numbers. In December 2005 Telecel introduced tigo® with its new GSM network and at the end of 2006 Telecel had consolidated its own position as the second operator in the Bolivian market. Telecel's new GSM services use tigo® to clearly distinguish them from the company's TDMA offerings. At December 31, 2007, the total number of GSM subscribers was 734,125 representing 70% of the total Telecel Bolivia customer Base.

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

        At December 31, 2007, 367 base stations were in place. Telecel's customer base reached 1,055,823 subscribers at the end of 2007, Covering 53% of Bolivia's population.

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

        Colombia's GDP per capita was estimated to be $7,200 in 2007. Colombia's population was estimated at 44 million in mid-2007. Colombia's economy has experienced positive growth in over the past three years despite a serious armed conflict and the GDP real growth rate was estimated at 6.5% in 2007. The economy continues to improve in part because of austere government budgets, focused efforts to reduce public debt levels, an export oriented growth strategy, an improved security situation in the country, and high commodity prices. Ongoing economic problems range from reforming the pension system to reducing high unemployment, and to achieving congressional passage of a fiscal transfer reform. New exploration is needed to offset declining oil production. International and domestic financial analysts note with concern the growing central government deficit, which hovers at 5% of GDP. However, the government's economic policy and democratic security strategy have engendered a growing sense of confidence in the economy, particularly within the business sector.

        In October 2006, Millicom acquired 50% plus one share of the share capital of Colombia Móvil S.A. ESP for a price $124.1 million, representing an Enterprise Value of about $472.2 million. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        UNE Telecomunicaciones S.A. ESP, a company owned and controlled by the municipality of Medellín, and Empresa de Telecomunicaciones de Bogotà ETB S.A. ESP, a company owned and controlled by the municipality of Bogotà, each own 24.99% of the share capital of Colombia Móvil. Emtelco (a subsidiary of EPM), Colvatel (a subsidiary of ETB) and Empresa Aguas del Oriente Antioqueño (a subsidiary of EPM) each own one share in Colombia Móvil in order to comply with the minimum legal requirement of five shareholders.

        Mobile telephony was introduced in Colombia in 1993. The country was divided into three zones, with two licenses per zone, in band A and B in the 850 Mhz frequency band. Millicom operated in the northern zone of Colombia through a subsidiary called Celcaribe S.A. from 1993 to 2001 when it sold the business to América Móvil. After an initial period with six regional mobile players, the industry went through a consolidation process and today there are four mobile companies: Movistar, belonging to the Telefónica group, Comcel belonging to América Móvil, Avantel, a digital trunking operator (privately owned) and Colombia Móvil, majority owned by Millicom.

        Colombia Móvil S.A. ESP was awarded three licenses in February 2003 to offer Personal Communications System (PCS) services in the three zones, covering all of Colombia. The PCS licenses each have a term of 10 years and allow Colombia Móvil to offer voice, data and video services without additional license requirement for value added services. Additionally, Colombia Móvil has one license for offering carrier services (bearer), with a term of 10 years, extendable for 10 more years. Colombia Móvil S.A. ESP is operating in Colombia with GSM/GPRS technology, on the 1900 MHz band, with 30 MHz of spectrum. Colombia Móvil does not have a WiMAX license.

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

        Colombia Móvil rebranded and redesigned its services using tigo® in the last quarter of 2006. According to the Superintendencia de Industria y Comercio, the country has an estimate of 32 million active mobile subscribers reaching a penetration of 73%, most of which are using prepaid.

        As at December 31, 2007, Colombia Móvil's network comprised 2,309 radio base stations with the capacity to handle a maximum of 4.2 million concurrent subscribers. The network covered 77% of the total population at the end of 2007. The network is GSM/GPRS and EDGE enabled.

Paraguay

        Paraguay's governmental system is a Constitutional Republic. The 35-year military dictatorship of Alfredo Stroessner was overthrown in 1989 and, despite a marked increase in political infighting in recent years, relatively free and regular presidential elections have been held since then. President Nicanor Duarte Frutos of the ruling Partido Colorado political party has overseen a period of economic recovery and greater stability of public finances since taking office in 2003. Presidential elections are due to take place this year with the current President Mr. Frutos candidate, Blanca Ovelar, fighting to unify the Partido Colorado in order to become stronger for next April Presidential Elections. The opposition is divided by two main candidates which are Fernando Lugo (a former bishop in alliance with the main opposition party, the Liberal party) and Lino Oviedo (a former general of the Paraguayan army).

        Paraguay has a market economy characterized by a large informal sector. Soya and other agricultural products as well as meat are being exported to Mercosur, Europe and other countries, (66% of economic growth was due to exports of agricultural products) this, together with royalties from Itaipu (the largest hydro electric power plant worldwide) and remittances from Paraguayans living abroad, represent the main income sources. A large proportion of the population derives their living from agricultural activity, often on a subsistence basis. It is estimated that about 30% of the population continued to live below the poverty line in 2007. During the 1990s, the average annual growth rate in GDP per capita was negative with growth of only 0.5% between 1990 and 1995. 2003 per capita GDP was about the same as in 1976 and 2007 GDP per capita was estimated at $4,000 (which is the highest of the last years). The economy has regained growth momentum since 2003 under the Duarte Frutos administration. Preliminary Central Bank figures for 2007 had GDP up 6.4% over 2006 (highest GDP in 25 years); projected inflation 6% with an eyebrow-raising negative inflation of 2.2% for November. The real GDP growth rate was estimated at 4.5% in 2007. Paraguay had a population estimated at about 7 million in 2007.

        The Telecommunications Law of 1995 was aimed at liberalizing the sector through the creation of the Comisión Nacional de Telecomunicaciones (Conatel), the regulatory authority of the telecommunications sector. Although the law succeeded in opening up the mobile and value added sectors, including the internet service provider market, state owned incumbent Copaco has retained its monopoly position in the fixed-line and international calls market. This monopoly remains and there are no signs of liberalization at least until 2008 after presidential elections.

        In October 2007, Conatel decided to change ICX billing from per minute billing to per second billing, and the four mobile operators proceeded in the same way.

        Telecel Paraguay is 100% owned by Millicom and started operations in 1992. It primarily operates a GSM network which is GPRS / EDGE enabled. Telecel also operates the largest broadband wireless network with WiMAX in Paraguay and was the market leader in the Paraguayan broadband market in 2007.

        Until 1998, Telecel enjoyed a monopoly position in the mobile market when Personal (owned by Telecom Italia) entered the market as the second operator. In 1999, Vox (a joint venture between KDDI Corporation of Japan and Mr. Toyotoshi, a local businessman) entered the market with a GSM network as the third operator. Hutchison Whampoa owned Porthable entered the market as the fourth mobile operator in 2001, followed in 2005 by América Móvil who acquired Porthable, re-named CTI, from Hutchison Whampoa, which is currently the only operator to launch 3 G technology.

        Telecel was awarded a 10-year license for an 800MHz network in 1991, which was renewed in October 2001 until October 2006, when the license was again renewed until 2011. In 1997, The 1900MHz PCS license that expired in November 2007 was renewed for an additional 5 years period (until November 2012). This license is renewable for successive five-year periods. The Wireless Local Loop and data transmission licenses were awarded in 1999, renewed in 2005 and 2004 and will expire in 2010 and 2009, respectively. Deregulation for international voice & data services was claimed but PTT monopoly is likely to continue at least until presidential elections next April 2008.

        Tigo Paraguay subscribers grew 62% in 2007. By the end of 2007, Tigo had 2,067,019 subscribers. At December 31, 2007, 455 base stations were in place.

        During 2007, Telecel launched Mini tariff and Electronic recharge for SMS Tariff, contributing to increase VAS revenue, which grew 118% compared to 2006.

AFRICA

        Millicom's Africa cluster consists of its mobile operations in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania. Our African licenses covered approximately 158 million people as at December 31, 2007.

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

        During the first two weeks of February 2008 rebel groups opposing the Government of Mr. Déby made attacks on cities along the Sudanese border and into N'Djamena. By order of the Government all networks were shut down in N'Djamena and along the Sudanese border. Fortunately no loss of life of our employees was recorded and damage to sites, residencies and commercial property, mainly in N'Djamena, was not material. Foreign nationals and dependants were evacuated and effective deployment of business continuity plans (BCP) enabled Management to ramp-up business after February 13, 2008.

        Chad's primarily agricultural economy continues to be supported by major oil and gas projects which started in 2000. Over 80% of the country's population relies on subsistence farming and livestock for its livelihood. Chad's economy has long been handicapped by its landlocked position, high energy costs, and a history of instability. Chad relies on foreign assistance and foreign capital for most public and private sector investment projects. A consortium led by two U.S. companies has been investing $3.7 billion to develop oil reserves, estimated at 1 billion barrels, in southern Chad. The nation's total oil reserves has been estimated to be 2 billion barrels. Although cotton, cattle, gum arabic are important commodities produced for export in Chad, around 97% of the country's exports are derived from the oil and gas industry. Chad started exporting oil in 2004. Following the resumption of IMF assistance in early 2005, a new poverty reduction and strategy paper has begun to broadly shape future economic policy. Poverty remains a key issue in Chad with approximately 80% of the population living below the poverty line in 2006, and a 2007 GDP per capita estimated at $1,600. Real GDP growth in 2007 was estimated at -1%. Chad became a member of the World Trade Organization in 1996. Chad had a population of about 10 million in mid-2007 and had about 400,000 refugees from Sudan (Darfur) and Central Africa on its soil.

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

        Celtel Tchad, in which Kuwait based Zain (formerly MTC) is the 100% majority shareholder, is the only other mobile operator in Chad.

        Millicom Tchad launched commercial operations in the capital city, N'Djamena, in October 2005. The company offers tigo® branded prepaid services over its GSM network and services include GPRS, EDGE, MMS and e-PIN and has an international gateway. In November 2004, Millicom Tchad was awarded a 10-year license to operate a nationwide GSM network in Chad. The company's license was amended in July 2005 to allow for international gateway operations and in January 2007 for GPRS/Edge. Millicom Tchad does not have a WiMAX license because no such licenses have yet been issued in Chad.

        As at December 31, 2007 Millicom Tchad's GSM network comprised 152 base stations with the capacity to handle a maximum of 450,000 concurrent subscribers and the network covered 50% of the total population.

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

        The economy of the DRC, a nation endowed with vast potential wealth, has declined drastically since the mid-1980s. The war, which began in August 1998, dramatically reduced national output and government revenue, increased external debt, and resulted in the deaths of about 3.5 million people from violence, famine, and disease. Foreign businesses curtailed operations due to uncertainty about the outcome of the conflict, lack of infrastructure, and the difficult operating environment. Conditions improved in late 2002 with the withdrawal of a large portion of the invading foreign troops. The transitional government has reopened relations with international financial institutions and international donors, and President Kabila has begun implementing reforms. Much economic activity lies outside the GDP data. Economic stability improved in 2003-7, although an uncertain legal framework, corruption, and a lack of openness in government policy continues to hamper growth. In 2005-07, renewed activity in the mining sector, the source of most exports, boosted the government's fiscal position and GDP growth. Business and economic prospects are expected to improve as a result of the announcement in February 2007 of the new government. Economic growth as measured by real GDP growth in DRC was estimated at over 7% in 2007, largely driven by the country's main industries such as mining, mineral processing and textiles. The country continues to suffer from severe lack of infrastructure and continued instability and attacks by rebels in the eastern parts of the country (Ituri region). DRC became a member of the World Trade Organization in 1997. DRC had a population estimated at about 66 million in 2007. GDP per capita was estimated at $300 in 2007. The percentage of persons living below the poverty line is not available but is clearly very large.

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

        Millicom acquired Oasis from Orascom Telecom on September 13, 2005 for a total consideration of US$35 million and promptly engaged in the process of rebuilding the company's network coverage, product and service offering, marketing strategy and distribution network. This turnaround was completed during 2006 together with an accelerated network build-out and the building of a regional organization to support direct distribution effectively. Oasis also has an international gateway.

        Discussions have continued with the relevant authorities about whether, as a result of the acquisition of Oasis by Millicom, a license transfer fee of $14,750,000 may be due under a ministerial decree dated July 29, 2005. Millicom's position is that no transfer fee is due because the wording of the law in question does not apply to the specific transaction structure by which Millicom acquired Oasis. However, there is a risk that Oasis may not be able to avoid the payment of the transfer fee in 2008.

        Three operators (Starcel, Comcel and Afritel) were offering limited analogue and CDMA mobile services in DRC when Oasis entered the market with its GSM offering. These operators had ceased to exist by the end of 2003. Initially Celtel Congo, owned by Kuwait based Zain (formerly MTC), was the only other GSM operator in the market, becoming the leading provider of mobile services in DRC with coverage in almost 100 cities. In 2001, Congolese Wireless Networks (CWN) entered into a joint venture with South African mobile operator Vodacom, creating a new operator, Vodacom Congo, which launched GSM services in DRC in April 2002 and extended its coverage to a large number of cities. The fourth operator, CCT, jointly owned by Chinese telecoms equipment provider ZTE (51%) and the DRC government (49%), launched its GSM network in January 2002.

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

        In November 1997 Oasis was awarded a 20-year license to operate a fixed-line network in DRC. An amendment to the license was signed in October 1999 which allows the company to construct a nationwide GSM network. Oasis does not have a WiMAX license because no licenses are currently commercially available in DRC.

        As of December 31, 2007, Oasis' GSM network comprises 383 base stations with the capacity to handle a maximum of 800,000 concurrent subscribers. The network covers 22% of the total population.

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

        Ghana's key industries include mining, lumber, light manufacturing, aluminum smelting and food processing. Gold, timber and cocoa production are major sources of foreign exchange. Ghana remains dependent on international financial and technical assistance. The country opted for debt relief under the IMF-World Bank's heavily indebted poor countries program in 2002 and in July 2004 it satisfied the program's conditions and the decision was taken to give Ghana debt relief of approximately US$3.5 billion on debt it owed to international institutions, resulting in debt service savings of approximately US$100 million per annum for the following 20 years. Policy priorities include tighter monetary and fiscal policies, accelerated privatization and improvement of social services. Ghana had an estimated 6.2% real GDP growth in 2007 and inflation rate at close to 11%. Ghana has been plagued with a recent energy crisis as its main source of electricity (the Akosombo hydro-electric dam) was unable to generate enough electricity to meet the needs of the growing population and the expanding industrial activities. The energy crisis lasted until the last quarter of 2007 when the water level in the dam has improved slightly and the power generation became more stable. Ghana's GDP per capita was estimated at $1,400 in 2007. Although no reliable recent figures are available, it is estimated that at least a quarter of the estimated current population of 23 million (December 2007) continues to live under the poverty line.

        Ghana has been at the forefront of Africa in liberalizing its telecommunications sector. In the early 1990s, the government recognized that the industry was underdeveloped but had the potential to stimulate economic growth. Consequently, the government introduced several initiatives to liberalize the industry to pave the way for competition and infrastructural improvement. Barely over a decade ago, was the National Communications Authority (NCA) established to oversee the implementation of government regulations and act as the mainstream regulatory body for the industry.

        Millicom Ghana (tigo) was the first mobile operator in Ghana having commenced operations in 1992. Millicom Ghana further pioneered the concept of prepaid services in Ghana in 1998. Millicom Ghana was the second largest mobile operator in Ghana as at December, 2007. In addition to Millicom Ghana, three other companies offer mobile services in the country: Kasapa, MTN, and OneTouch. After nearly a decade of relatively slow growth, the mobile market in Ghana started seeing considerable growth in penetration starting in 2001 as a result of several favorable factors, including the development of a regulatory framework, increased competition and the improving macroeconomic environment. Mobile penetration has increased in recent years from 7% to almost 30% at the end of 2007.

        MTN, a South African mobile operator previously known as Areeba, began operations in 1996 as the third operator and operates a nation-wide GSM 900 MHz network. As at December 2007 it was estimated to have the highest subscriber base amongst all the mobile operators in Ghana. The start of operations of MTN resulted in significant erosion in Millicom Ghana's market share and a consequential loss of its leadership position mainly due to the fact that it was not operating GSM service until 2002. MTN currently has the largest network coverage in Ghana. OneTouch is a division of Ghana Telecom, Ghana's main fixed line service provider, operating a GSM 900 MHz network. In 2000, OneTouch entered the market as the fourth operator when Millicom Ghana was applying for its GSM license. OneTouch was not allowed to launch commercial operations until July 2002. OneTouch was estimated to have a market share of about 15% at December 2007. Kasapa, majority owned by Hutchison Whampoa, entered the market as the second operator with an AMPS network in 1995 when Millicom was enjoying its market monopoly. The company now operates (CDMA) service with limited coverage. Kasapa, formerly known as Celltel, is the smallest Mobile operator in Ghana with approximately 290,000 subscribers and an estimated market share of 4% at December 2007. Westel, the national fixed line operator was bought by Celtel (Zain) during 2007. Westel has both fixed and mobile license. Celtel is expected to rollout its mobile network during 2008 so as to bring the mobile market participants to five.

        The telecommunications sector in Ghana is regulated by the National Communications Authority (NCA). NCA has been in operation for the past decade and reports to the Ministry of Communications. The primary function of the NCA includes the issuance of telecommunication business licenses, the regulation of interconnection rates, and ensuring the provision of good quality services to the public.

        In December 2004, the government awarded GSM licenses to all four mobile operators in Ghana. Before this date, the operations were run based on a permission to use an allocated frequency. Millicom Ghana's GSM license authorizes it to provide mobile and local fixed wireless services. Although Millicom Ghana applied for a GSM license in 2000, it was not allowed to launch GSM services for approximately two years until July 2002 when it eventually launched its GSM operation, which led to an important growth in its subscriber base. NCA finally issued Millicom Ghana a formal GSM operating license in December 2004, valid for 15 years. Under this license, Millicom Ghana has 8 MHz of spectrum in the 900 band and has been granted an additional 10 MHz in the 1800 band. Millicom Ghana also acquired an International Gateway license in June 2005. This license is valid for 10 years.

        In March 2006, Millicom Ghana introduced tigo® and offered an array of Value-Added Services (VAS): General Packet Radio Services (GPRS), Wireless Application Protocol (WAP), Multimedia Messaging Services (MMS), Caller Ring Back Tones (CRBT) and other interactive value added services. Millicom Ghana is considering acquiring a 3G license and has started preparing its current network to be compatible for rollout when the license is finally acquired.

        Millicom Ghana's GSM network had a total of 452 cell sites with 702 Base Transceiver Stations (BTS), 7 Multi-Switching Centers (MSC), 12 Base Station Controllers (BSC), and the capacity to handle over 3.57 million concurrent subscribers at December 31, 2007, and its network covered slightly over 61% of the total population as at the same date.

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

        Since 1968 Mauritius has developed from a low-income, agriculturally based economy to a middle income diversified economy with growing industrial, financial and tourist sectors. For most of the period, economic growth (as measured by real GDP) has been between 5% and 6% per year, which has resulted in more equitable income distribution, increased life expectancy, and significantly improved infrastructure. Real GDP growth was estimated at over 5% in 2007 and GDP per capita at $11,900. About 10% of the Mauritius population lived under the poverty line in 2007. Sugarcane is grown on approximately 90% of the cultivated land area and accounts for 25% of export earnings. The government's development strategy centers on foreign investment, expanding local financial institutions and expanding the domestic telecommunications industry. Mauritius, with its strong textile sector, is well positioned to take advantage of the Africa Growth and Opportunity Act. Mauritius had a population of about 1 million in mid-2007.

        The Information and Communication Technology Authority (ICTA) is the country's telecommunications regulator. Mauritius has the highest mobile and fixed-line penetration rates in sub-Saharan Africa. The domestic telecommunications market is dominated by Mauritius Telecom.

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

        Emtel owns licenses for mobile services, international long-distance and internet services. Emtel was awarded a 10-year license in 1989, including a seven year exclusivity period. Emtel's license was modified in November 2000 and is valid for a period of 15 years. Furthermore, Emtel obtained additional spectrum for UMTS/3G services in November 2004, an international long-distance license in December 2003 (valid until 2018) and an internet service license in May 2004 (valid until 2019). Emtel's competitor Cellplus is subject to the same condition. Cellplus and Emtel are in discussions with the relevant authorities to remove this condition. Since May 2006, Emtel has had temporary rights to offer WiMAX based services on a trial basis, and acquired a WiMAX license in March 2007. Implementation of the Telecommunications Directive (1 of 2007) to reduce interconnect tariffs to the state-owned fixed-line infrastructure has been postponed to 2008.

        As at December 31, 2007, Emtel's GSM network comprised 181 base stations with the capacity to handle a maximum of 537,000 concurrent subscribers, and covered 98% of the total population. As at the same date, Emtel's 3G network had 161 base stations with the capacity to handle 100,000 concurrent subscribers. In 2007 Emtel started a WIMAX network with 5 base stations and an HSDPA network of 29 base stations.

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

        Real GDP growth was estimated at 5% in 2007 and GDP per capita at $1,700. About half of the population continues to live under the poverty line. The government continues to support the New Partnership for Africa's Development which, with the backing of the G8, aims to increase donor support and inflows of foreign direct investment to African countries in exchange for improvements in governance. Senegal also continues to pursue a donor supported economic reform program as outlined in the IMF's three-year poverty reduction and growth facility approved in April 2003. Senegal still relies heavily upon outside donor assistance. Under the IMF's Highly Indebted Poor Countries (HIPC) debt relief program, Senegal will benefit from eradication of two-thirds of its bilateral, multilateral, and private sector debt. The country's key industries include agriculture and fishing, mining, fertilizer production and petroleum refining. High unemployment, however, continues to prompt illegal migrants to flee Senegal in search of better job opportunities in Europe. Senegal was also beset by an energy crisis that caused widespread blackouts in 2006. Senegal became a member of the World Trade Organization in 1995. In September 2005, the World Bank and the IMF agreed to support Senegal's accelerated growth strategy, combining the goals fixed under the poverty reduction and growth facility with the goal of increasing real GDP growth from its current level to 8% p.a. by 2015. Senegal had a population of about 13 million in 2007.

        The telecommunications sector in Senegal was reformed in 1985 with the creation of state owned Sonatel. The country made commitments under the World Trade Organization's Basic Telecommunications Agreement to introduce a regulatory structure promoting competition by the end of 1997 and a new legislation was adopted in 1996, providing for the opening up of Sonatel's capital to private foreign and national partners and liberalization of some segments of the telecommunications market. Consequently, France Telecom acquired a 33% stake in Sonatel in 1997 and later increased the holding to 42.3%; other shareholders include the Senegalese government (27.7%), employees (10%), and the remaining shares are traded on the local stock exchange.

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

        As of December 31, 2007 Millicom had a 100% equity interest in Sentel.

        The issue of a third mobile license has been discussed for a few years and by the end of 2007 a global licence has been granted to Sudatel (Sudan). Sudatel network would be on air by mid of 2008. Sentel does not yet have a WiMAX license.

        As of December 31, 2007 Sentel' s GSM network comprised 383 base stations with the network capacity to handle a maximum of 1,750 million concurrent subscribers and covered 76.9% of the total population.

Sierra Leone

        Sierra Leone's government system is a constitutional democracy which is currently re-establishing its authority following the end of a brutal 10-year civil war in 2002. The last United Nations peacekeepers withdrew in December 2005, leaving full responsibility for security with domestic forces, but a new civilian UN office remains to support the government. Mounting tensions related to planned 2007 elections, deteriorating political and economic conditions in Guinea, and the tenuous security situation in neighboring Liberia may present challenges to continuing progress in Sierra Leone's stability. With the support of the United Nations and contributions from the World Bank and the international community, the rebuilding of the country's infrastructure is ongoing. Many of the 2 million people displaced during the civil war have now returned from neighboring countries and in 2006 the population was estimated at 6 million.

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

        Although no recent reliable figures are available, in the late 1980s about 70% of the population was living below the poverty line. We believe this figure is still accurate today. The current population is estimated at about 6 million. The GDP per capita was estimated at $800 in 2006 with very small variance in 2007. Real GDP growth estimated at 7% in 2007. The nation's abundant natural mineral resources have great appeal for international mining companies and offer a variety of peripheral economic development opportunities. Sierra Leone's location along the Atlantic coast poses advantages as a logistic and shipping hub as well as attracting tourism provided the infrastructure is improves significantly.

        Sierra Leone has one of the lowest mobile telephone penetration rates in the world, estimated in 10.5%. The National Telecommunications Commission (NTC) was established as the regulatory body by the Telecommunications Act of 2006. The 2006 Act gives Sierratel, the national incumbent fixed line operator, the exclusive right to operate the international gateway from February 2007. One of the first decisions taken by the NTC was to increase the GSM license fee from $50,000 to $500,000 per year effective January 2007.

        The fixed-line telecommunications market in Sierra Leone is also highly underdeveloped (3000 lines). Consequently, mobile services have become the main telecommunications platform. In addition to Millicom, there are three other mobile operators in Sierra Leone: Celtel, Comium and Africell.

        Millicom (SL) is a wholly-owned subsidiary of the Millicom group. It launched commercial operations in 2001 as the second mobile operator and today operates a GSM 900 network, and in 2007 been awarded with 1800 license. When the Millicom (SL) service was launched, coverage was restricted and there was intermittent service failure in several important high-density areas. In year 2005 Millicom (SL) started implementing an expansion and optimization of its network which was completed in October 2006 and now covers approximately 27% of the total population.

        Millicom (SL) operates a network providing full GPRS-EDGE functionalities. Expansion of Millicom's network is ongoing, with the aim for the network capacity to reach 150,000 subscribers from an existing subscriber base of 105,000 as December 2007. The next step will be to introduce internet access over mobile to the market, and to improve network quality.

        Millicom (SL) prepaid "Buzz" GSM had been its sole brand since the launch of the operation in 2001. Due to under-investment in the network and the brand, it lost out to its more aggressive competitors. To reverse this situation, tigo® was launched on August 31, 2006 with encouraging results during 2007. As of December 31, 2007, Millicom (SL)'s GSM network comprises 76 base stations.

        In December 2007 a new government took place. There is a lot of expectation on the new government who announced that they will be focused on fighting against corruption and to effectively provide basic services to the country such as 24 hours a day electricity, water, health, roads, and education.

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

        Tanzania is one of the poorest countries in the world. The economy depends heavily on agriculture, which accounts for almost half of GDP, provides 85% of exports, and employs 80% of the work force. Topography and climatic conditions, however, limit cultivated crops to only 4% of the land area. Industry traditionally featured the processing of agricultural products and light consumer goods, as well as tourism. The World Bank, the International Monetary Fund, and bilateral donors have provided funds to rehabilitate Tanzania's out-of-date economic infrastructure and to alleviate poverty. The government and the IMF have agreed to replace the poverty reduction and growth facility (PRGF), which ran to August 2006, with a policy support instrument (PSI), which provide extensive external monitoring of the government's reform efforts but would give no financial support, unlike the PRGF program. The PDI will continue to set the medium/term policy framework and maintain macroeconomic stability while the government pushes ahead with its long-term five-year National Strategy for Growth and Reduction of Poverty (NSGRP), usually referred to by its Swahili acronym (MKUKUTA), which is due to run to June 2010. Long-term growth through 2005 featured a pickup in industrial production and a substantial increase in output of minerals, led by gold. Recent banking reforms have helped increase private-sector growth and investment. Continued donor assistance and solid macroeconomic policies supported real GDP growth of almost 7% in 2007. Tanzania became a member of the World Trade Organization in 1995. Tanzania has a population of more than 39 million in 2007, with a growth of about 2%, 44% of the population is under the age of 14. Its 2007 GDP per capita was estimated at $1,100 and in 2004 (latest available figure) about 35% of the population lived below the poverty line.

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

        Following the buy-out of the minority shareholder, Ultimate Communications Limited, in January 2006, Millicom owns 100% of MIC Tanzania Limited. Due to an attachment order on all the shares in MIC Tanzania, the 15.6% shareholding acquired from the minority shareholder has yet to be registered at the local Companies Registrar's office. The attachment order is the result of a lawsuit instituted in Tanzania by a disgruntled former employee. Millicom expects the issue of the judgment lifting the attachment order to occur during the second quarter of 2008. Although there is no assurance that the judgment will be in Millicom's favor, we expect it to be as the legal basis for the order is erroneous. Millicom accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

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

  •
  Celtel Tanzania, in which Kuwait-based MTC has a 100% shareholding, launched GSM services in the country in November 2001.

  •
  Zantel, jointly owned by the government of Zanzibar, Emirate Telecommunication Company, Kintbury Investment of the Channel Islands and a local technology firm, introduced GSM services in Zanzibar and the islands of Unguja and Pemba in August 1999, and entered the Tanzanian mainland in June 2005 through a national roaming agreement with Vodacom Tanzania.

  •
  Excellentcom Tanzania Ltd was on November 2007 licensed as a GSM mobile operator but has yet to start operations.

        In January 1994 MIC Tanzania was awarded a 15-year license to operate a nationwide mobile network and, in January 2004, the company's license was extended to a 25-year license expiring in January 2019. MIC Tanzania does not have a WiMAX license, but it will obtain one as part of the migration to the new converged licensing framework.

        In May 2007 we migrated to the converged licensing framework which is technological neutral. MIC Tanzania has been issued with three separate licences for Network facilities Services, Network Services and, Application Services. While the first two will last for 25 years, the last one will last for 5 years renewable.

        The GSM network comprises 537 base stations with a maximum capacity of handling 1,033,333 concurrent subscribers. The network covers 85% of the total population.

ASIA

        Millicom has three operations in Asia: Cambodia, Laos, and Sri Lanka. Millicom completed the sale of its two operations in Pakistan, Pakcom Limited and Paktel Limited, in June 2006 and February 2007, respectively, and terminated its management contract in Iran in September 2006. Millicom's Business Cooperation Contract ("BCC") in Vietnam expired in mid-May 2005 and the final reconciliations and BCC liquidation documents were agreed by the two parties in February 2007. In May 2007 the formal Application for the Liquidation of the BCC was submitted to the Hanoi Department of Planning and Investment. As required by Law, the Hanoi DPI has 30 days to raise any questions or objection to the BCC Liquidation Request, otherwise the BCC is considered closed once both parties have settled final outstanding transactions. There was no objection from the Hanoi DPI and the final transaction between the two BCC parties was concluded on 17 June 2007, signifying the formal end to the BCC contract. Millicom's Asian operations in Sri Lanka, Cambodia and Laos covered approximately 42 million people as at December 31, 2007.

Cambodia

        Cambodia is a constitutional monarchy. While the head of the state is King Norodom Sihamoni, the head of the Cambodian government ("GoC") is Prime Minister Hun Sen. Cambodia gained independence from France in 1954. Following over 20 years of political turmoil that ended in 1993, the country held its first democratic elections in 1993. Cambodia has been run by a coalition led by the dominant Cambodian Peoples Party ("CPP") since 1998. General elections are scheduled for July 2008 and CPP is expected to win the election.

        Cambodia has 14 million inhabitants and GDP (PPP) of $1,800. The country has a predominantly young population with 50% of population below the age of 30. The population is primarily rural based, hence, it is heavily dependent on subsistence farming. Population growth is estimated at 2% p.a.

        The Cambodian economy recorded significant growth in recent years due to the GoC's efforts to stabilize the economy and reduce poverty. Such expansion has been driven largely by the growth of the garment and tourism industries. As a result, GDP growth has reached double digits of 10-13% p.a. between 2004 and 2006 and is estimated at 9% in 2007. Inflation has been historically low, averaging 2.8% between 2002 and 2004. However, inflation is expected to increase to 5.4% in 2007. Foreign direct investment is estimated at US$510 million equivalent for 2007, up from US$84 million equivalent in 2003 which confirms improvement in investor sentiment and in the perception of Cambodia by the international business community.

        Despite recent improvements in the economy, the GoC is still heavily reliant on multilateral aid to supplement its budget. Such aid averaged US$500 million p.a. between 2001 and 2005. Although the GoC had made steps to diversify the economy, Cambodia remains heavily dependent on agricultural output. Furthermore, because of the high degree of dollarization of the economy, the central bank is limited in its ability to use monetary policy tools to manage the economy. Lack of governance and corruption remain major issues. Poverty and unemployment remain high as the economy is unable to absorb a rapidly growing labor force.

        Economic growth is expected to continue in the medium term. GDP growth is estimated at 7% and 6.4% in 2008 and 2009 respectively. FDI growth should also remain strong resulting from improvement in the business environment as Cambodia complies with its World Trade Organization membership requirements. The economy is also expected to benefit from tourism and from newly found oil and gas deposits. Despite these developments, the GoC is expected to continue to rely heavily on foreign aid to fund fiscal expenditures due to its weak revenue base.

        The Cambodian market is characterized by low mobile (15% or 2.1 million subscribers) and fixed line penetration (0.3% or 43,000 active lines).

        Cambodia's telecommunication sector is overseen by the Ministry of Post and Telecommunication ("MPTC"), which is both the policy making body and the sector regulator. There is no telecommunications law in place in Cambodia and in the absence of such law, the sector is governed by decrees and sub-decrees issued by MPTC and the Prime Minister. A draft telecommunications law has been in development for over seven years, with assistance from the International Telecommunication Union ("ITU") and the Asian Development Bank ("ADB"). The draft law proposes to separate the regulatory and policy making functions by setting up a regulator that will also assume traditional roles of license issuance, spectrum management, interconnection regulation, universal access, and numbering. It is unclear when the draft telecommunications law will be approved by parliament.

        During the first half of 2006, the process was completed to split the MPTC's functions between two separate entities: a regulator still called MPTC, and an operational entity, Telecom Cambodia. A number of other service providers are active in the market, an arrangement which was made possible through joint ventures with the MPTC or under MPTC-issued licenses. While there have been plans to restructure the sector, the market has remained relatively unregulated thus far. Due to decades of war, there is very little telecommunications infrastructure remaining from pre-Khmer Rouge days. As a result, Cambodia bypassed rebuilding fixed-line infrastructure and proceeded straight away to digital mobile technology.

        Millicom has a 58.4% equity interest in CamGSM. The remaining equity interest in the company is owned by a Cambodian company, Royal Group of Companies (RGC, a communication and industrial conglomerate, represented by Mr. Neak Oknha Kith Meng) with a 38.5% interest and, indirectly, by a private business partner, Mr. Muhammad Akhtar Zaman, who owns 3.1%. Millicom and RGC jointly control CamGSM. Millicom accounts for this operation as a joint venture, i.e., using the proportionate accounting method.

        In April 1996, CamGSM was awarded a 25-year license to operate a nationwide GSM network, the first such license granted in Cambodia. In July 1999, the license was extended to 35 years. The license contains an option for CamGSM to extend license if it so desires.

        Although CamGSM launched commercial operations in 1997 as the fourth operator in Cambodia, it gained market leadership through early deployment of prepaid services and rapid network roll-out, starting with services exclusively in Phnom Penh that have since been expanded to cover five regional capitals as well as all provinces and major towns. CamGSM led the market with the introduction of new services and development of indirect distribution channels. In 2003, CamGSM succeeded in gaining a license to operate mobile broadband services in Cambodia.

        There were three other mobile operators in Cambodia when CamGSM entered the market in 1997: Casacom (100% owned by Telekom Malaysia since late 2006), CamTel (wholly owned by Thai conglomerate CP and only offering analogue postpaid mobile services) and Tricelcam (Malaysian). CamGSM established its market position through the introduction of quality services, development of distribution outlets and branding aimed at the youth market segment. As a result, Tricelcam exited the market and CamTel has become unable to compete effectively with its AMPS platform. Shinawatra entered the Cambodian mobile market in 1999, having previously operated in Cambodia with a wireless local loop license, and has competed primarily based on price, providing lower quality services and coverage for lower-end users. Casacom has experienced erosion in its market share mainly due to slow adoption of prepaid services, failing to respond to price competition from Shinawatra, and lack of innovation. Viettel, a Vietnamese operator, has recently arranged financing to start their network. Applifone, a Kazakhstan-based company, and local partners has started services in late 2007.

        Starting in 2006, the MPTC, acting as regulator, issued new licenses, bringing the total number of licenses issued in Cambodia to 13, and is in the process of restructuring the spectrum to accommodate the new operators. The restructuring saw CamGSM's frequency allocation reduced by 3.2MHz (to 9.3MHz), 5MHz (to 15MHz) 7MHz (to 15MHz) in the 900MHz, 1800MHz and 3G bands respectively. The reallocation will not affect CamGSM's ability to set up calls and carry traffics for projected subscriber growth.

        On March 3, 2006 the MPTC advised CamGSM that it was increasing the revenue share associated with the license. CamGSM appealed the original sub-decree and on March 22, 2006 satisfactorily resolved this issue with the regulator. The revenue share and related taxes associated with the license have increased from around 34% to 43% of revenues, and should the ministry provide better terms to another operator in the future, the revenue share will be adjusted to match, in the spirit of a "most favored nations" clause. In Cambodia we also operate an international gateway, a high-speed data business, and a TV station.

        At December 31, 2007, CamGSM's GSM network comprised 866 base stations with the capacity to handle a maximum of 2 million concurrent subscribers, and covered 55% of the total population. The network is GPRS enabled and a program to activate EDGE throughout the network is expected to be completed in Q1 2008.

People's Democratic Republic of Lao (Laos)

        Laos' government system is a one of one-party (communist) rule which took control in 1975. Initial closer ties to Vietnam and socialization were replaced with a gradual return to private enterprise, a liberalization of foreign investment laws, and admission to ASEAN in 1997. The government of Laos, one of the few remaining official Communist states, began decentralizing control and encouraging private enterprise in 1986. Economic growth, as measured by real GDP, has averaged approximately 6% per year since the late 1980s except during the Asian financial crisis in 1997. Real GDP growth was 7% in 2007.

        Key industries in the country include mining, electricity generation, timber, agricultural processing, construction, garments and tourism. Despite this high growth rate, Laos remains a country with a primitive infrastructure. It has no railroads, a rudimentary road system, and limited external and internal telecommunications. Subsistence agriculture, dominated by rice, accounts for about half of GDP and provides 80% of total employment. The economy will continue to benefit from aid by the IMF and other international sources and from new foreign investment in hydropower and mining. Construction will be another strong economic driver, especially as hydroelectric dam and road projects gain steam. Several policy changes since 2004 may help spur growth. In late 2004, Laos gained Normal Trade Relations status with the U.S., allowing Laos-based producers to benefit from lower tariffs on exports. Laos is taking steps to join the World Trade Organization in the next few years; the resulting trade policy reforms will improve the business environment. On the fiscal side, a value-added tax regime, slated to begin in 2008, will streamline the government's inefficient tax system. Over 31% of Laos' population was estimated to live below the poverty line in 2006. Real GDP per capita was about $1,900 in 2007. Laos had a population of about 7 million in mid-2007.

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

        Following Millicom's entry into neighboring Cambodia and Vietnam, Millicom started operations in Laos through its subsidiary Millicom Lao. In January 2002, Millicom Lao was awarded a 20-year license to operate a nationwide GSM network. Millicom has a 74.1% equity interest in Millicom Lao. The remaining 25.9% of the company is owned by the government of Laos. Millicom accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        The company obtained a 50 MHz spectrum license for the 2.5GHz WiMAX band and permission to operate as Internet service provider in Aug 2006. Additional to this, Millicom Lao was granted an international gateway license in Jan 2008 to operate VoIP IDD calls.

        Although Millicom Lao entered the market as the fourth GSM operator, starting commercial service in April 2003, it has reached a market share of 16.5% as at December 31, 2007, mainly by targeting the younger population, making it the third largest mobile operator in the country in 2007. TiGO® was launched in Laos in March 2007.

        The other mobile operators in Laos are:

  •
  Lao Telecom (MS 58.7%), the incumbent operator which is 49% owned by the government of Laos and 51% owned by Temasek Singapore;

  •
  ETL (MS 20.9%), a spin-off from Lao Telecom and wholly owned by the government of Laos;

  •
  LAT Mobile (MS 3.9%), wholly owned by the Laos Ministry of Defense, which has not been a true commercial operator historically as it almost exclusively served the country's army and government officials; LAT has recently signed a joint venture agreement with Viettel (Vietnam);

  •
  In 2004, the government of Laos also issued a new CDMA and WiMAX (2.5GHz and 3.5GHz) license to Skytel & Net, a Thai consortium. The consortium has yet to launch commercial operations and it is unclear whether it will use the CDMA license to offer fixed or mobile telephony services.

        At December 31, 2007, Millicom Lao's GSM network comprised 175 base stations with the capacity to handle a maximum of 150,000 concurrent subscribers and covered 60% of the total population.

Sri Lanka

        Sri Lanka, also known as The Democratic Socialist Republic of Sri Lanka achieved independence in 1948 following decades of occupation by Portugal, the Netherlands and Britain. Sri Lanka is a South Asian country with a population of about 21 million and GDP (PPP) of $4,100. Sri Lanka is a democratic country with an elected Executive President and a Parliament of 225 members. The last presidential elections were held in November 2005, with the next Presidential and Parliament elections due in 2011 and 2010, respectively. The country has been plagued by years of conflict since 1983, when tensions between the Sinhalese majority and Tamil separatists erupted into a war. Although the government and the rebels entered into a cease-fire in February 2002, violence between the Tamil Separatists (Liberation Tigers of Tamil Eelam, or LTTE, also known as the Tamil Tigers) and government forces intensified again in 2006. The conflict has escalated to a new level due to the Tamil separatists' demonstration of their air power capacity by attacking a government air force base located near the country's main international airport and some other tarters in Colombo in 2007. In January 2008 the government formally withdrew from the cease-fire, and the violence has further escalated.

        In 1977, Sri Lanka opted for a more liberal economic policy, with export-oriented trade, and encouragement of foreign investments. Recent changes in government have brought some policy reversals and the ruling Sri Lanka Freedom Party currently follows a more statist economic approach which seeks to reduce poverty by steering investment to disadvantaged areas, developing small and medium enterprises, promoting agriculture, and expanding the already enormous civil service. The government has halted most privatizations. Although suffering from a brutal civil war that began in 1983. Sri Lanka saw GDP growth average 4.5% in the last ten years, with a brief interruption during the global downturn in 2001. In late December 2004, a major tsunami took about 31,000 lives, left more than 6,300 persons missing and 443,000 displaced, and destroyed an estimated $1.5 billion worth of property.

        Growth, partly spurred by reconstruction after the tsunami, was 6% in 2005 and 7.4% in 2006. In 2007 the real GDP growth rate was estimated at 6%. Sri Lanka's most dynamic sectors are food processing, textiles and apparel, food and beverages, port construction, telecommunications, and insurance and banking. In 2006, plantation crops made up only about 15% of exports, while textiles and garments accounted for more than 60%. At the year end of 2007, it was estimated that about 1.5 million Sri Lankans work abroad and remit about US $2.6 billion in foreign income per year. The struggle waged by the Tamil separatists in the Northern parts of the country for a largely independent homeland continues to cast a shadow over the economy. According to the Central Bank of Sri Lanka, with the rise in oil prices and government borrowings, the rate of inflation which was 12.1% in 2006 has risen to about 17.5% in 2007.

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

        Sri Lanka's telecommunications sector has been lagging behind in the development of a modern network infrastructure following almost two decades of violent political conflict. Due to the lack of nationwide fixed-line telecommunications services, mobile services have played a key role in the development of the telecommunications sector in Sri Lanka. As a result of this conflict, mainly in the north and east of Sri Lanka, mobile telephony operators have had to switch off telecommunication towers in the affected areas at regular intervals. This has hampered the development of mobile telephony mainly in the North and East of the country and negatively impact mobile telephony operators, including Millicom's Tigo (Pvt) Limited (formerly Celltel Lanka Limited).

        In addition to Tigo, three other operators are active in the Sri Lankan mobile market: Dialog Telekom, Sri Lanka Telecom (SLT) owned Mobitel and Hutchison Telecom. There is one dominant fixed-line operator (Sri Lanka Telecom) and two Wireless Local Loop service operators, Suntel and Lanka Bell. Airtel, the mobile company of Bharti Telecom of India has secured the fifth mobile license in Sri Lanka and is expected to commence commercial operations in September 2008. Dialog, the market leader, started commercial operations of its CDMA network in 2007. The Sri Lanka telecommunications market is characterized by intense price and non price competition. This has resulted in intense marketing and brand image building costs along with lower Rate Per Minutes from all operators. It is expected that the competition in the sector will further intensify in 2008 with the entrance of Airtel.

        There was no other mobile operator in Sri Lanka when Tigo (Pvt) Limited (Under the then brand name Celltel), entered the market in 1989. Until 1993, Celltel enjoyed a monopoly position when Call Link (at the initial stages owned by Singapore Telecom) and Mobitel (at the initial stages owned by Telstra) entered the market as the second and third operators. In 1995, Dialog (owned by Malaysia Telekom) entered the market as the fourth operator. After the privatization of Sri Lanka Telecom in 1997, SLT acquired 100% of Mobitel from Telstra. In 1998, Hutchison Telecom acquired Call Link from Singapore Telecom.

        Millicom has a 100% equity interest in Tigo (Pvt) Limited and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        Tigo (Pvt) Limited operates a GSM network on the 900 Mhz and 1800 Mhz bandwidths. Tigo (Pvt) Limited owns three different licenses, namely a Mobile telephony, an Internet services and an External gateway operations license. Tigo now has a mobile telephone license valid until 2018. In 2005 Tigo (Pvt) Limited began a significant network upgrade program which was completed in 2006. As at 31st December 2007, Tigo (Pvt) Limited's GSM network comprised of 637 base stations.

        GPRS and EDGE services are already available to Tigo customers and the company is planning to provide 3G services by the end of 2008. The Company rebranded to Tigo in January 2007 and effective April 2007 the Company name too was changed into Tigo Private Limited.

DIVESTED OPERATIONS

        In 2007, Millicom completed the sale of Millicom Paktel, for total proceeds of $284.8 million realising a net gain of $258.3 million. Millicom incurred costs of $14.2 million on the transaction and of the net proceeds of $270.6 million, Millicom received $263.0 million in 2007 and the remaining $7.6 million in January 2008.

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

Insurance

        We maintain the types and amounts of insurance which we believe to be customary in the industry and countries in which we operate. We have conducted a review and analysis of our worldwide insurance coverage with the assistance of AON Sweden AB. We consider our insurance coverage to be adequate both as to risks and amounts for the business we conduct. As our insurance policies expire around the Group, we are standardizing our coverage along the reccomandations suggested by AON. These changes will increase our coverage terms at similar costs.

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

Years Ended December 31, 2007 and 2006

        The following table sets forth certain profit and loss statement items for the periods indicated:

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2007	2006
	(in thousands of U.S. dollars, except percentages)
Revenues	2,630,614	1,576,100	1,054,514	67%
Cost of sales	(980,056)	(616,739)	(363,317)	59%
Gross profit	1,650,588	959,361	691,227	72%
Sales and marketing	(489,327)	(246,591)	(242,736)	98%
General and administrative expenses	(425,356)	(246,004)	(179,352)	73%
Other operating expenses	(72,949)	(37,613)	(35,336)	94%
Other operating income	—	4,036	(4,036)	(100)%
Gain(loss) from sale of subsidiaries and joint ventures, net	—	8,099	(8,099)	(100)%
Operating profit	662,926	441,288	221,638	50%
Interest expense	(194,440)	(123,969)	(70,471)	57%
Interest and other financial income	56,384	36,385	19,999	55%
Other non operating income (expenses), net	10,172	(1,186)	11,358	958%
Profit from associates	4,400	1,483	2,917	197%
Profit before tax from continuing operations	539,442	354,001	185,441	52%
Charge for taxes	(87,077)	(118,205)	31,128	(26)%
Profit for the year from continuing operations	452,365	235,796	216,569	92%
Profit/(loss) from discontinued operations, net of tax	258,619	(75,813)	334,432	(441)%
Minority interests	(13,842)	8,964	(22,806)	(254)%
Net profit for the year attributable to equity holders	697,142	168,947	528,195	313%

        Subscribers:    Total subscribers for the years ended December 31, 2007 and 2006 by segment were as follows:

Subscribers	2007	2006	Growth
Central America	8,824,924	5,164,167	71%
South America	5,892,726	4,329,973	36%
Africa	5,672,177	3,425,680	66%
Asia	2,964,738	2,025,625	46%

Total	23,354,565	14,945,445	56%

        As of December 31, 2007, our worldwide total mobile subscriber base increased by 56% to 23,354,565 mobile subscribers from 14,945,445 mobile subscribers as of December 31, 2006. Growth was particularly strong in Central America and Africa (71% and 66%, respectively). There were significant increases recorded in the following countries; the Democratic Republic of Congo (986%), Sierra Leone (147%), Honduras (88%), Chad (73%), Ghana (67%) and Guatemala (66%). This subscriber growth was driven by substantially higher capital expenditure in 2007. The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Future subscriber growth is highly dependant on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

        Our attributable subscriber base increased to 19,853,015 mobile subscribers as at December 31, 2007 from 12,840,568 mobile subscribers as of December 31, 2006, an increase of 55%. Prepaid subscribers accounted for 96% or 22,357,879 of the total cellular subscribers.

        Revenues:    Revenues for the years ended December 31, 2007 and 2006 by segment were as follows:

Revenue	2007	2006	Growth
	USD '000	USD '000
Central America	1,149,368	796,111	44%
South America	809,881	321,038	152%
Africa	476,593	312,105	53%
Asia	194,772	146,846	33%

Total	2,630,614	1,576,100	67%

        We derive revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

        Total revenues increased by 67% for the year ended December 31, 2007 to $2,631 million from $1,576 million for the year ended December 31, 2006. The increase is mainly due to strong growth in the number of subscribers which increased by 56% to 23.4 million as of December 31, 2007 from 14.9 million as of December 31, 2006. Revenue growth was seen throughout Millicom's segments and especially in South America where revenues increased by 152% for the year ended December 31, 2007, mainly as a result of having an additional $357 million in revenue in Colombia as for 2007 there was a full year of revenues for Colombia compared to one quarter in 2006. We have also seen a very strong growth in revenue from value-added services particularly in Paraguay. The increase in revenue for the year ended December 31, 2007 was 53% in Africa, 44% in Central America and 33% in Asia.

        Central and South America were the key drivers of this growth reflecting the success of tigo® in its third year. tigo® represents our triple "A" operating strategy of a quality and widely available network, ubiquitous distribution and affordable products and services. Implementing this strategy across all our operations has been the key to driving revenue growth. This strategy drove higher penetration rates in our existing markets which increased the subscriber base. Furthermore, the existing subscribers increased their average airtime usage through additional voice minutes as we made the products more affordable and through the take up of value-added services.

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

        A number of telecommunications regulators in the countries where we operate have (for example recently in Colombia the regulator cut interconnect rates from 12 to 6 US cents), or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, lower interconnect rates often enable us and our competitors to reduce prices to the final customer. Due to the price elasticity in our markets, lower prices usually drive significantly higher usage which often results over time in overall increases in revenues.

        Cost of sales:    Cost of sales increased by 59% for the year ended December 31, 2007 to $980 million from $617 million for the year ended December 31, 2006. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Lastly, cost of sales was impacted by our Colombian business where we had a full year of costs in 2007 compared to one quarter in 2006. Gross profit margin increased slightly to 63% for the year ended December 31, 2007 compared to 61% for the year ended December 31, 2006.

        Future gross margin percentages will be mostly affected by the mix of revenues generated from calls made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. In addition, Millicom's increased investments in capital expenditure in 2007 and 2006 will increase depreciation in the coming years.

        Sales and marketing:    Sales and marketing expenses increased by 98% for the year ended December 31, 2007 to $489 million from $247 million for the year ended December 31, 2006. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues and the increase in subscribers, increased spending on brand awareness and point of sales materials, particularly where we were aggressively rolling out tigo® in Africa and Asia, and increased sales and marketing costs in Colombia as Millicom rebranded this operation to tigo® at the end of 2006. Furthermore, for 2007 there was a full year of sales and marketing expenses for Colombia compared to one quarter in 2006. As a percentage of revenues, sales and marketing expenses increased from 16% for the year ended December 31, 2006 to 19% for the year ended December 31, 2007.

        Future sales and marketing costs will be impacted by the rollout of tigo® into the remaining Millicom markets where it is not yet used and the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

        General and administrative expenses:    General and administrative expenses increased by 73% for the year ended December 31, 2007 to $425 million from $246 million for the year ended December 31, 2006. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations, but also higher staff costs from more employees needed to manage the growth of the business. In addition, there was an increase in share compensation costs. Finally, for 2007 there was a full year of general and administrative expenses for Colombia compared to one quarter in 2006. As a percentage of revenues, general and administrative expenses remained at approximately 16% for the years ended December 31, 2007 and 2006.

        We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

        Other operating expenses:    Other operating expenses increased by 94% for the year ended December 31, 2007 to $73 million from $38 million for the year ended December 31, 2006. This increase is mainly explained by:

  •
  the increased size of its corporate staff and other group support functions to oversee and support the significant growth in the operating companies. Millicom will further add to its corporate staff in 2008 in order to manage and support further growth in the coming years; and

  •
  a reduction to the goodwill in our Colombian operation of $23.4 million as due to the better than expected results of this operation a deferred tax benefit for pre-acquisition net operating losses was recognised.

        Operating profit:    Operating profit for the years ended December 31, 2007 and 2006 by segment were as follows:

Operating profit	2007	2006	Growth
	USD '000	USD '000
Central America	526,369	334,923	57%
South America	106,552	49,657	115%
Africa	57,938	63,143	(8)%
Asia	41,072	36,070	14%
Unallocated	(69,005)	(42,505)

Total	662,926	441,288	50%

        Total operating profit for the year ended December 31, 2007 was $663 million compared with $441 million for the year ended December 31, 2006. This increase in operating profit was due to the higher revenues. The operating profit margin fell from 28% to 25% mainly due to Millicom's operation in Colombia which incurred an operating loss of $31 million for the year ended December 31, 2007 compared to a operating loss of $5 million for the period from October 2, 2006, the date of acquisition by Millicom of this operation, to December 31, 2006. Millicom expects this operation to start recording an operating profit in 2008 and beyond. In addition Millicom's operation in the Democratic Republic of Congo increased its operating losses from $16.4 for the year ended December 31, 2006 to $34.8 million for the year ended December 31, 2007 as it aggressively rolls out the triple "A" operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 986% increase in subscribers between December 31, 2006 and December 31, 2007. The operating margin for the segments varied from 2006 to 2007 mainly as a result of the different stages of implementation of the triple "A" operating strategy among the companies. In most cases, those where the triple "A" model was implemented before 2006, mainly Central and South America (excluding Colombia), were able to improve their operating margins. Those where the model has been implemented later, most African countries and Sri Lanka, saw pressure on the operating margins as they incurred costs ahead of revenues to implement the model, rebrand as tigo® and grow their businesses.

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

        Interest expense:    Interest expense for the year ended December 31, 2007 increased by 57% to $194 million from $124 million for the year ended December 31, 2006. This increase arose primarily as a result of Millicom's decision in Q4 2007 to redeem its 10% Senior Notes in December 2008. Accordingly an additional interest expense of $31 million was taken, representing the remaining balance of the amortised costs of the 10% Senior Notes and a 5% premium to redeem these Notes before maturity. In addition interest expense increased as a result of the additional borrowings in the operations used to fund Millicom's increased capital expenditure. Interest costs for the operations will continue to increase in 2008 as Millicom arranges more of the funding for the growth in the operations through local borrowings. The early repayment of the 10% Senior Notes will decrease the interest expense by $288 million over the years 2008 to 2013. In addition, the conversion in January 2008 of the 4% Convertible Notes will decrease the interest expense by approximately $35 million over 2008 and 2009.

        Interest and other income:    Interest and other income for the year ended December 31, 2007 increased by 55% to $56 million from $36 million for the year ended December 31, 2006. This increase was mainly due to the interest income on the higher cash balances.

        Other non operating income (expenses), net:    Other non operating income (expenses), net increased from an expense of $1 million for the year ended December 31, 2006 to an income of $10 million for the year ended December 31, 2007. This increase was mainly as a result of higher exchange gains, mainly on borrowings, as a number of currencies strengthened against the dollar offset by a charge of $5 million in respect of the repurchase by Millicom of part of the 10% Senior Notes.

        Charge for taxes:    The net tax charge for the year ended December 31, 2007 decreased to $87 million from $118 million in the year ended December 31, 2006. This decrease is due to recognition of a deferred tax benefit of $86 million in our operation in Colombia as a result of the net operating losses assumed as part of the acquisition of this operation and the losses incurred since the acquisition date. This benefit was offset by the increased tax charge as a result of the increased profitability of our operations in 2007. The Group's effective tax rate decreased from 33% in 2006 to 16% in 2007, mainly as a result of the recognition of the deferred tax assets in our operation in Colombia and a lower proportion of net corporate expenses and interest to total Group profit before taxes.

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

        In future, as the business grows and the corporate staff increases its support to the operations, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the profits of the operating companies grow, thus increasing the corporate income. In addition, as the Group profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group's effective tax rate. In 2008, we expect that the beneficial impact of these two factors will likely be, at least partially, offset by the net losses expected to be incurred by the Democratic Republic of Congo business, which may be non deductible and thus increase the effective tax rate.

        The Group effective tax rate is also impacted by operating companies that are taxed on revenues rather than profit before tax. In 2006, the Group effective rate benefited from these situations. There is a risk that these situations could change and that these operating companies could be taxed on profit before tax in future years. This would likely increase the Group effective tax rate. Overall, Millicom expects the Group effective tax rate to be slightly lower in 2008 if there are no significant changes in the methods of taxing the operating companies.

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2007 was $697 million compared to a net profit of $169 million for the year ended December 31, 2006. Profit from continuing operations increased to $452 million for the year ended December 31, 2007 from $236 million for the year ended December 31, 2006 for the reasons stated above. The profit from discontinued operations for the year ended December 31, 2007 was $259 million compared to the loss from discontinued operations for the year ended December 31, 2006 of $76 million and was significantly impacted by the gain on the sale of Paktel.

Operating Results

Years Ended December 31, 2006 and 2005

        The following table sets forth certain profit and loss statement items for the periods indicated.

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2006	2005
	(in thousands of U.S. dollars, except percentages)
Revenues	1,576,100	922,780	653,320	71%
Cost of sales	(616,739)	(373,427)	(243,312)	65%
Gross profit	959,361	549,353	410,008	75%
Sales and marketing	(246,591)	(124,187)	(122,404)	99%
General and administrative expenses	(246,004)	(143,341)	(102,663)	72%
Other operating expenses	(37,613)	(23,137)	14,476	63%
Other operating income	4,036	15,412	(11,376)	(74)%
Gain(loss) from sale of subsidiaries and joint ventures, net	8,099	1,269	6,830	538%
Operating profit	441,288	275,369	165,919	60%
Interest expense	(123,969)	(116,031)	(7,938)	7%
Interest and other financial income	36,385	23,373	13,012	56%
Other non operating expenses, net	(1,186)	(12,807)	(11,621)	(91)%
Profit from associates	1,483	1,296	187	14%
Profit before tax from continuing operations	354,001	171,200	182,801	107%
Charge for taxes	(118,205)	(68,795)	(49,410)	72%
Profit for the year from continuing operations	235,796	102,405	133,391	130%
Loss for the year from discontinued operations, net of tax	(75,813)	(98,260)	22,447	23%
Minority interests	8,964	6,132	2,832	46%
Net profit for the year attributable to equity holders	168,947	10,277	158,670	1,544%

        Subscribers:    Total subscribers for the years ended December 31, 2006 and 2005 by segment were as follows:

Subscribers	2006	2005	Growth
Central America	5,164,167	2,737,126	89%
South America	4,329,973	1,337,739	224%
Africa	3,425,680	2,006,634	71%
Asia	2,025,625	1,429,766	42%

Total	14,945,445	7,511,265	99%

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

        Central and South America were the key drivers of our revenue growth reflecting the success of tigo® in its second year. tigo® represents our triple "A" operating strategy of a quality and widely available network, ubiquitous distribution and affordable products and services. Implementing this strategy across all our operations has been the key to driving revenue growth. This strategy drove higher penetration rates in our existing markets which increased the subscriber base. Furthermore, the existing subscribers increased their average airtime usage through additional voice minutes as we made the products more affordable and through the take up of value-added services. In addition our acquisition of Colombia added 2.1 million subscribers and $90 million of revenue.

        Cost of sales:    Cost of sales increased by 65% for the year ended December 31, 2006 to $617 million from $373 million for the year ended December 31, 2005. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Lastly, cost of sales was impacted by the acquisition of our Colombian business. As a result of these factors, gross margin increased slightly to 61% for the year ended December 31, 2006 compared to 60% for the year ended December 31, 2005.

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

        General and administrative expenses:    General and administrative expenses increased by 72% for the year ended December 31, 2006 to $246 million from $143 million for the year ended December 31, 2005. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations, but also higher staff costs from more employees needed to manage the growth of the business. In addition, there was an increase in share compensation costs as Millicom introduced a new long term incentive plan for its senior employees. As a percentage of revenues, general and administrative expenses remained stable at 16% for the years ended December 31, 2006 and 2005.

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

        Operating profit:    Operating profit for the years ended December 31, 2006 and 2005 by segment was as follows:

Operating profit	2006	2005	Growth
	USD '000	USD '000
Central America	334,923	177,012	89%
South America	49,657	29,555	68%
Africa	63,143	55,440	14%
Asia	36,070	33,418	8%
Unallocated	(42,505)	(20,056)

Total	441,288	275,369	60%

        Total operating profit for the year ended December 31, 2006 was $441 million compared with $275 million for the year ended December 31, 2005. This increase in operating profit was due to the higher revenues. The operating profit margin fell slightly from 30% to 28% mainly due to the acquisition of Millicom's operation in Colombia in October 2006 which incurred an operating loss of $5 million from the date of acquisition to December 31, 2006. Millicom expects this operation to record an operating loss in 2007 as it aggressively rolls out the triple "A" operating strategy for the company incurring sales and marketing and network rollout costs ahead of the related revenues. Beyond 2007, this operation should generate operating profits. The operating margin for the segments varied from 2005 to 2006 mainly as a result of the different stages of implementation of the triple "A" operating strategy among the companies. In most cases, those where the triple "A" model was implemented before 2006, mainly Central and South America (excluding Colombia), were able to improve their operating margins. Those where the model has been implemented later, most African countries and Sri Lanka, saw pressure on the operating margins as they incurred costs ahead of revenues to implement the model, rebrand as tigo® and grow their businesses.

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

        Other non operating expenses, net:    Other non operating expenses net decreased from $13 million for the year ended December 31, 2005 to $1 million for the year ended December 31, 2006. This decrease was mainly as a result of higher exchange gains as a number of currencies strengthened against the dollar.

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

        As of December 31, 2007, Millicom's total consolidated outstanding debt and other financing was $1,834 million (2006: $1,494 million). Of this amount, $659 million (2006: 710 million) represented the Company's and Millicom Telecommunications S.A. indebtedness and $1,175 million (2006: $784 million) represented the consolidated indebtedness of our subsidiaries and joint ventures.

        As at December 31, 2007, we had total consolidated outstanding debt and other financing of $1,834 million. Of this amount,

  •
  $480 million ($539 million in 2006), net of deferred financing fees, was in respect of the 10% Senior Notes;

  •
  $179 million ($171 million in 2006), net of deferred financing fees, was in respect to the 4% Convertible Notes;

  •
  $1,175 million ($784 million in 2006) was in respect of the indebtedness of our operations.

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

Cash Upstreaming

        The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash to the Company. For the year ended December 31, 2007, we upstreamed $656 million from 13 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. In 2006, we upstreamed $361 million from 15 of 16 countries in which we operated. In 2005, we upstreamed $163 million from 15 of 17 countries in which we operated.

Cash Flows

Years Ended December 31, 2007 and 2006

        For the year ended December 31, 2007, cash provided by operating activities was $851 million, compared to $516 million for the year ended December 31, 2006. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

        Cash used by investing activities was $847 million for the year ended December 31, 2007, compared to $527 million for the year ended December 31, 2006. In the year ended December 31, 2007 Millicom used cash to purchase $861 million of property, plant and equipment compared to $463 million for the same period in 2006. In 2006, Millicom used $35 million, net of cash acquired, to purchase investments in the Democratic Republic of Congo, Ghana, Honduras and Sierra Leone.

        Financing activities provided total cash of $245 million for the year ended December 31, 2007, compared to $136 million for the year ended December 31, 2006. In the year ended December 31, 2007, we repaid debt of $316 million while raising funds of $546 million through new financing and $34 million through the issuance of shares.

        The net cash inflow in year ended December 31, 2007 was $518 million compared to an inflow of $60 million for the year ended December 31, 2006. Millicom had closing cash and cash equivalents balances of $1,175 million as at December 31, 2007 compared to $657 million as at December 31, 2006.

Years Ended December 31, 2006 and 2005

        For the year ended December 31, 2006, cash provided by operating activities was $516 million, compared to $319 million for the year ended December 31, 2005. The increase is mainly due to increased cash flows from operating activities.

        Cash used by investing activities was $527 million for the year ended December 31, 2006, compared to $281 million for the year ended December 31, 2005. In the year ended December 31, 2006 Millicom used cash to purchase $463 million of property, plant and equipment compared to $196 million for the same period in 2005. Furthermore Millicom used $62 million to purchase the remaining minority interests in its operations in Paraguay, Senegal, Tanzania and Sierra Leone and $124 million to acquire its operation in Colombia. This amount was offset by $151 million cash acquired as a result of the acquisition of Colombia. In 2005, Millicom used $72 million, net of cash acquired, to purchase investments in the Democratic Republic of Congo, Ghana, Honduras and Sierra Leone.

        Financing activities provided total cash of $136 million for the year ended December 31, 2006, compared to $206 million for the year ended December 31, 2005. In the year ended December 31, 2006, we repaid debt of $191 million while raising funds of $318 million through new financing and $14 million through the issuance of shares.

        The net cash inflow in year ended December 31, 2006 was $60 million compared to an inflow of $183 million for the year ended December 31, 2005. Millicom had closing cash and cash equivalents balances of $657 million as at December 31, 2006 compared to $597 million as at December 31, 2006.

Investments, Acquisition, Divestments and Capital Expenditures

Investments

        Millicom will continue to invest in its existing mobile operations, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in certain existing operations through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may also pursue new license opportunities in our adjacent markets where the investment offers group-wide synergy potential. Such synergies include sharing information and best practices about services, human resources, technologies, market strategies, and the centralized negotiation of financings and supply contracts for network and subscriber equipment.

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

        On December 16, 2005, Millicom entered into an agreement with Comtech, the minority shareholder in its operation in Sierra Leone to purchase the remaining 30% of shares in Sierra Leone not already held by Millicom for $3 million. The purchase was made in two installments. The first one, on December 16, 2005 by which the agreements were formally signed and 50% of the purchase price was paid. The second one, which occurred on February 1, 2006, when the shares were actually transferred to Millicom and the second half of the purchase price was settled. Between those dates, certain administrative matters had to be solved by the parties, the most significant one being the receipt by the National Bank of Sierra Leone of the confirmation of the sale. As the latter was received on December 22, 2005, Millicom recorded the acquisition on that date as by then both parties had effectively fulfilled their main obligations under the agreement and the remaining administrative matters were customary to the finalization of the agreement. The purchase price of $3 million is entirely recognised as goodwill as Millicom's operation in Sierra Leone had negative equity on the acquisition date.

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

Divestments

        The sale of Pakcom, one of Millicom's operations in Pakistan, was completed in June 2006 for $1. As part of the sale of Pakcom Limited, Millicom transferred 10% of its ownership in Paktel Limited to the Arfeen group, at no cost to the Arfeen group, reducing Millicom's ownership in Paktel Limited to 88.68%. No gain or loss was recorded on this disposal. This operation has been classified as a discontinued operation in the 2006 financial statements.

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

        Millicom had entered in October 2003 into a Management Agreement to manage a mobile telephony network for Rafsanjan Industrial Complex Islamic Cooperative Company ("RIC") in Iran. On September 11, 2006, Millicom and RIC mutually agreed to terminate the Management Agreement, mainly because the business relationship with RIC had not developed as favorably as initially expected.

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

Capital Expenditures

        Our capital expenditure of property, plant and equipment, licenses and other intangibles by geographical region for the years ended December 31, 2007, 2006 and 2005 has been as follows:

	2007	2006	2005
Central America	291,678	202,649	82,082
South America	325,077	73,649	30,498
Africa	342,992	263,830	113,277
Asia	93,948	110,084	39,566
Unallocated items and discontinued operations	1,907	107,969	310,517

Total	1,055,602	758,181	575,940

        We expect to direct our capital expenditures towards our new operation in Colombia, the roll out of tigo® across African and Asia regions, particularly in the Democratic Republic of Congo, as well as to continue network expansion (coverage and capacity) in each cluster.

Commitments to Purchase Network Equipment within One Year

        As of December 31, 2007, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $400.2 million from a number of suppliers, all of which was within one year, except $28.0 million within two years.

        As of December 31, 2006, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $308.6 million from a number of suppliers, all of which was within one year.

Financing

        We finance our operations on a project-by-project basis at both the operational and parent entity level. Once a license is awarded, we make an initial investment in the form of equity and, in some cases, debt. The local operation typically is granted between six and 12 months to build out its initial mobile telephone network. During this initial phase, we frequently supplement our investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by Millicom. We seek to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where practicable, we endeavor to obtain financing in local currencies and without recourse to Millicom. However, Millicom may guarantee such project financing for an initial period until certain performance targets are achieved. We intend to continue to pursue a project-by-project approach to fund our systems. If additional investment is required, we seek, whenever possible, to fund such investment through shareholder loans from the Company. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of December 31, 2007, approximately 50% of our debt at the operational level was denominated in local currency.

        Millicom's total consolidated indebtedness as of December 31, 2007 was $1,834 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, short-term time deposits) was $660 million. Our annual interest expense for the years ended December 31, 2007 and 2006 was $194 million and $124 million, respectively.

10% Senior Notes

        On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

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

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5.0 million which is recorded under the caption "Other non operating income (expenses), net".

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortised cost of the Notes due to the earlier settlement date.

4% convertible Notes

        In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

        The 4% Convertible Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate is 9.6%.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $38.9 million (2006: $39.1 million) and the value allocated to debt was $178.9 million (2006: $171.2 million).

        As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 ordinary shares.

        On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,622,471 shares. On the same day Millicom repaid in cash the remaining $3 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to approximately $176 million in January 2008 (see note 31). As a result Millicom reclassified the 4% Convertible Notes from non current to current.

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by country is as follows:

	2007	2006
	US$ '000	US$ '000
Bolivia(i)	41,874	28,241
Chad (ii)	23,830	—
Colombia(iii)	436,670	372,396
Democratic Republic of Congo(iv)	60,877	25,781
El Salvador(v)	199,715	154,223
Ghana(vi)	108,244	38,391
Honduras(vii)	56,961	20,132
Senegal(viii)	62,557	28,367
Sri Lanka(ix)	53,416	34,357
Tanzania(x)	51,471	18,151
Other	79,910	63,775

Total other debt and financing	1,175,525	783,814

Of which:
due after more than 1 year	945,206	649,153
due within 1 year	230,319	134,661

        Significant individual financing facilities are described below:

i)     Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40.0 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20.0 million was provided directly by the FMO. This tranche is repayable over 7 years and bears an interest at $LIBOR rate plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard bank. This tranche is repayable over 5 years and bears interest at $LIBOR plus 2.00%. Both tranches are guaranteed by the Company and were fully drawn as at December 31, 2007.

        As at December 31, 2006, Telecel Bolivia also had $7.2 million outstanding on a financing agreement with the International Finance Corporation granted in 2001 and $15.0 million outstanding on a bridge financing from Standard Bank. Both of these amounts were repaid during 2007.

        In addition to the above, Telecel Bolivia also had $1.9 million of other debt and financing outstanding as at December 31, 2007 (2006: $6.0 million).

ii)    Chad

        In May 2007, Millicom Tchad S.A., Millicom's operation in Chad, entered into a $32.0 million, 5 year loan with the China Development Bank to finance equipment purchases from Huawei, an equipment supplier. This loan bears interest at $LIBOR plus 2% and is 100% guaranteed by the Company. As of December 31, 2007, $12.1 million was outstanding under this facility.

        In August 2007, Millicom Tchad S.A. entered into a Euro11.0 million, 5 year loan with PROPARCO (Promotion et participation pour la coopération économique). This loan bears interest at EURIBOR plus 2% and is 100% guaranteed by the Company. As at December 31, 2007, the Euro equivalent of $11.7 million was outstanding under this facility.

iii)   Colombia

        In October 2006, the Company acquired a majority ownership 50% plus 1 share in Colombia Movil S.A. E.S.P. At the time of the acquisition the Company had a COP 168,539 million (approximately $83 million) Hermes guaranteed export credit facility with Citigroup maturing in January 2012 and a COP 309,800 million ($154 million) loan facility arranged by BBVA maturing in November 2009. These facilities bear interest at IPC plus 6.30% and DTF plus 4.15%, respectively and are 100% guaranteed by the minority shareholders. As at December 31, 2007 $53.7 million (2006: $59.1 million) and $94.5 million (2006: 127.7 million) respectively were outstanding under these facilities.

        Colombia Movil S.A. E.S.P. also had local currency loans from the minority shareholders outstanding as at December 31, 2007 of $229.5 million (2006: $185.6 million). These loans bear interest at DTF plus 4.15% and mature between 2011 and 2013.

        In addition, as at December 31, 2007 Colombia Movil S.A. E.S.P. had $57.0 million (2006: $nil) outstanding in respect of local currency 60 day treasury credits from various banks and $2.0 million (2006: $nil) of other debt and financing, in US$ and local currency.

iv)    Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106.3 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei, an equipment supplier. The loan bears interest at $LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2007, $55.9 million was outstanding under this facility (2006: $21.5 million) and in addition Oasis had other debt and financing of $5.0 million (2006: $4.3 million).

v)     El Salvador

        In September 2006, Telemovil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $LIBOR plus 1.75%. As of December 31, 2007, $199.7 million of this facility was outstanding (2006: $154.2 million).

vi)    Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60.5 million local 5 year club-deal Facility (Agent Stanbic). The loan bears interest at Libor plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at Libor plus 2.25% was arranged. The local Tranche was fully drawn whereas the outstanding amount under the offshore DFI Tranche amounted to $30.0 million at the end of December 2007.

        In July 2005, Millicom (Ghana) Limited entered into a $20 million loan agreement with Citibank N.A., 75% guaranteed by the Overseas Private Investment Corporation and 100% guaranteed by the Company. This loan bears interest at $LIBOR plus 2.5% and is repayable in 8 semi-annual installments commencing from January 2007. As at December 31, 2007, the outstanding was $15.0 million (2006: $20.0 million).

        In 2006, Millicom (Ghana) Limited entered into a $18.4 million loan from Ericsson Credit B.V., bearing interest at $LIBOR plus 2.5%. This loan was settled in December 2007.

        In addition as at December 31, 2007, Ghana had other debt and financing of $2.7 million (2006: $nil).

vii)  Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with 7 local banks maturing between 2008 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2007 between 7.28% and 10.25% (2006: between 6.38% and 11%). As at December 31, 2007, the outstanding debt under these facilities was $57.0 million (2006: $20.1 million).

viii) Senegal

        In December 2005, Sentel GSM, Millicom's operation in Senegal entered into a XAF12,500 million loan agreement with Crédit Lyonnais Sénégal ("CLS"). This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. The outstanding amount in US$ as at December 31, 2007 was $27.9 million (2006: $25.2 million).

        In addition Sentel GSM entered into a 5 year additional Tranche of XAF7,500 million with CLS in July 2007. This tranche bears an 8.5% fixed interest rate and was fully drawn at the end of 2007. The outstanding amount under this additional Tranche in US$as at December 31, 2007 was $17.3 million.

        In September 2006, Sentel GSM additionally entered into a XAF2,500 million bridge loan with the Compagnie Bancaire de l'Afrique Orientale (CBAO). This loan bears a 7% interest rate and matures in March 2008. As of December 31, 2007 $0.7 million (XAF336 million) (2006: $3.2 million (XAF1,611 million)) of this facility was outstanding.

        In addition, in 2007, Sentel GSM entered into two new loans with CBAO amounting in total to XAF7,500 million bearing fixed interest respectively of 6.5% and 8%. These loans were fully drawn as at December 31, 2007 and the amount outstanding was $16.7 million.

ix)   Sri Lanka

        In 2004, Tigo (Pvt) Limited, Millicom's operation in Sri Lanka arranged a five year syndicated loan of LKR 2,000 million (US$18.2 million) through ABN-Amro, 47.5% is ABN-Amro guaranteed which in turn is counter guaranteed by the Company. The loan carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 2.75% which for the year ended December 31, 2007 was approximately 20% (2006: 14%). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. Tigo (Pvt) Limited must repay the loan between 2006 and 2009. The outstanding US$ amount as of December 31, 2007 was $9.8 million (2006: $14.6 million).

        In 2006, Tigo (Pvt) Limited entered into a LKR4,200 million (US$38.2 million) facility, 50% is ABN-Amro guaranteed which in turn is counter guaranteed by the Company. This loan matures in December 2011, and bears interest equal to the average weighted prime lending rate plus 1.75% (Tranche A) and plus 1% (Tranche B) approximately 19% and 18% (2006: 15% and 16%). As of December 31, 2007, this facility was fully drawn and the outstanding US$ amount was $38.2 million (2006: $12.4 million).

        In addition to the above, Tigo (Pvt) Limited also had $5.4 million (2006: $7.4 million of which $2.0 million was in local currency) of other debt and local financing outstanding as at December 31, 2007.

x)     Tanzania

        In March 2007 Millicom Tanzania Limited, Millicom's operation in Tanzania, entered into a new 5 year Citi-Opic facilities, bearing interest rate of LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2007 amounted to $22.9 million.

        At the same time Millicom Tanzania Limited entered into a 5 year $10 million Term Loan with Barclays bearing interest of LIBOR plus 3% and a 5 year $16.5 million vendor financing with Ericsson credit AB, priced at LIBOR plus 2.5%. The amount outstanding as at December 31, 2007 was $8.5 million under the Barclays loan and $14.0 million under the Ericsson loan.

        In addition to the above, Millicom Tanzania Limited also had $6.1 million (2006: $18.1 million) of other debt and financing outstanding as at December 31, 2007.

Guarantees

        In the normal course of business, the Company has issued guarantees to secure some of the obligations of some of its operations under bank financing agreements. As of December 31, 2007, the Company has issued $206.5 million of guarantees (2006: $141.7 million).

Pledged assets

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $739.2 million (2006: $516.0 million). The assets pledged by the Group for these debts and financings amount to $448.6 million (2006: $758.6 million).

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our companies operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We usually do not enter into hedging transactions to limit our foreign currency exposure. Millicom had a net exchange gain of $15 million for the year ended December 31, 2007, compared to a gain of $6 million for the year ended December 31, 2006, excluding an exchange loss of $36 million on the 5% Mandatory Exchangeable Notes.

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

Off-balance Sheet and Other Arrangements

        Millicom has a number of commitments and contingencies, as described in Note 28 to the consolidated financial statements.

Critical Accounting Policies

        The consolidated financial statements as of December 31, 2007 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

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

Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the Goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net'. Goodwill on acquisition of associates is included in "investments in associates'. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

Significant Recent Accounting Developments

IFRS Developments

        The following IFRS and IFRIC interpretations were issued with an effective date for financial periods beginning on or after March 1, 2007. The Group has chosen not to early adopt these standards and interpretations.

  •
  IFRS 8 Operating Segments—This standard is to be applied for annual periods beginning on or after 1 January 2009. This standard requires disclosure of information about the Group's operating segments and replaced the requirement to determine primary and secondary reporting segments of the Group. The Group does not anticipate any significant impacts on its segmental information as the result of the future adoption of IFRS 8.

  •
  IFRIC 11 IFRS 2—Group and Treasury Share Transactions—This interpretation is to be applied for annual periods beginning on or after 1 March 2007. This interpretation requires arrangements whereby an employee has rights to an entity's equity instruments to be accounted for as an equity-settled scheme, even if the entity chooses or is required to buy the instruments from another party, or the shareholders provide the equity instruments needed. The interpretation also sets out requirements as to how subsidiaries, in their separate financial statements, should account for schemes when their employees receive equity instruments of the parent. The Group does not anticipate any significant impacts on its financial statements as the result of the future adoption.

  •
  IFRIC 12 Service Concession Arrangements—This interpretation is to be applied for annual periods beginning on or after 1 January 2008. The interpretation clarifies that the infrastructure for contractual arrangements arising from entities providing public services should be recognized as financial asset and/or an intangible asset. The Group does not anticipate any significant impacts on its consolidated financial statements.

  •
  IFRIC 13 Customer Loyalty Programmes—This interpretation is to be applied for annual periods beginning on or after 1 July 2008. The interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognised. The Group is assessing the impact of the future adoption.

  •
  IAS 1R—Presentation of Financial Statements—The revised IAS 1 Presentation of Financial Statements was issued in September 2007 and becomes effective for financial years beginning on or after 1 January 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owners changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expense recognized in profit or loss, together with all other items of recognized income and expense, either in one single line statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

  •
  IAS 23R—Borrowing costs—This standard is to be applied for annual periods beginning on or after 1 January 2009. This amendment eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Accordingly, borrowing costs will be capitalized on qualifying assets with a commencement date after January 1, 2009. As the Group current policy is to capitalize borrowing costs, the adoption of IAS 23R will not have any impact on the Group's consolidated financial statements.

  •
  IFRS 3R—Business combination and IAS 27R—Consolidated and Separate Financial Statements—The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009. IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and the future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority interests.

  •
  IFRS 2—Share-based payments—vesting conditions and cancellations—This amendments to IFRS 2 Share-based payments was published in January 2008 and becomes effective for financial years beginning on or after 1 January 2009. The standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirements to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity intruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group does not expect significant implications on its accounting for share-based payments as a result of these amendments.

Tabular Disclosure of Contractual Obligations

Contractual Obligations

        We have various contractual obligations to make future payments, including debt agreements, payables for license fees and lease obligations. The following table summarizes our obligations under these contracts due by period as of December 31, 2007.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (after unamortized financing fees)	889,085	381,467	425,469	138,270	1,834,291
Unpaid portion of license fees	1,869	915	—	—	2,784
Operating leases	25,732	57,257	43,934	110,918	237,841
Financial leases	976	2,035	1,119	2,091	6,221
Capital expenditure	372,116	28,038	—	—	400,154

Total	1,289,778	469,712	470,522	251,279	2,481,291

        The following table summarizes our obligations under these contracts due by period as of December 31, 2006.

	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (after unamortized financing fees)	134,661	246,808	416,303	695,884	1,493,656
Unpaid portion of license fees	7,200	2,139	—	—	9,339
Operating leases	33,669	44,719	25,628	54,014	158,030
Financial leases	2,482	1,894	914	2,480	7,770
Capital expenditure	308,613	—	—	—	308,613

Total	486,625	295,560	442,845	752,378	1,977,408

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

        Millicom's directors are as follows:

Name	Position	Independent	Year Elected	Date of Expiration of Term
Kent Atkinson	Member	Yes	2007	May 2008
Mia Brunell Livfors	Member	No	2007	May 2008
Donna Cordner	Member	No	2004	May 2008
Daniel Johannesson	Chairman	Yes	2003	May 2008
Michel Massart	Member	Yes	2003	May 2008
Cristina Stenbeck	Member	No	2003	May 2008

        Daniel Johannesson (born 1943)—Non-executive Chairman, Chairman of the Compensation and Nomination Committees.    Daniel Johannesson was elected to the Board of Millicom in May 2003. He became Chairman on March 8, 2004. He has held a number of executive positions at major Swedish companies including senior executive at the construction company Skanska, where he was responsible for their telecommunications and facilities management interests, and Chief Executive Officer of Investment AB Kinnevik and Director General of Swedish national railway operator, SJ. He is also Vice Chairman of Unibet Group PLC.

        Kent Atkinson (born 1945)—Non-executive Director and Member of the Audit and Compensation Committees.    Kent Atkinson was elected to the Board of Millicom in May 2007. Previously, Kent joined the Bank of London and South America (later acquired by Lloyds Bank) in 1964 and held a number of senior managerial positions in the U.K., Latin America and the Middle East. He returned to the U.K. in 1989 as Executive Director for Lloyds TSB South East Region before joining the main board as Group Finance Director in 1994, a position he held for eight years until his retirement as an executive in 2002. He remained on the Lloyds TSB board of directors for a further year as a Non-Executive Director. Currently, Kent is the Senior Independent Director and Chairman of the Audit Committee of Coca-Cola HBC S.A., and a Non-Executive Director of Gemalto N.V. He is also a non-Executive Director and Chairman of the Audit Committee of Standard Life plc, Deputy Chairman of Standard Life Assurance Limited and a member of Standard Life's Investment Committee.

        Mia Brunell Livfors (born 1965)—Non-executive Director and Member of the Compensation Committee.    Mia Brunell was elected to the Board of Millicom in May 2007. From August 2006, Mia has been Chief Executive Officer of Investment AB Kinnevik ("Kinnevik"), a Swedish public company managing a portfolio of long-term investments in a number of public companies such as Millicom. Mia joined Kinnevik owned company Modern Times Group MTG AB in 1992, and was appointed CFO in 2001. As CFO, Mia played a central role in MTG's development. Currently, Mia is a member of the Board of Directors of Korsnäs AB, Mellersta Sveriges Lantbruks AB, Metro International S.A., Tele2 AB, Transcom WorldWide S.A., Modern Times Group (MTG), and CTC Media, Inc.—a Russian associated company of MTG.

        Donna Cordner (born 1956)—Non-executive Director.    Donna Cordner was elected to the Board of Millicom in May 2004. She was formerly a Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior management positions at Société Générale and ABN Amro Bank N.V. in the U.S. and Europe, including as Director of ABN's Latin American Telecommunications Project Finance and Advisory Group. Until July 2005, Ms Cordner was the CEO of HOFKAM Limited, which is the largest rural microfinance company in Uganda, and continues to advise HOFKAM as a consultant. She was named Executive Vice President of Corporate Finance and Treasury for Tele2AB effective March 2007 and was named as Market Area Director and CEO for Russia in March 2008.

        Michel Massart (born 1951)—Non-executive Director, Chairman of the Audit Committee and Member of the Nomination Committee.    Michel Massart was elected to the Board of Millicom in May 2003. Until June 2002, he was a partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997. He is a former member of the Board of the Institute of Statutory Auditors. He is a professor at Solvay Business School in Brussels, Belgium.

        Cristina Stenbeck (born 1977)—Non-executive Director, Member of the Compensation Committee.    Cristina Stenbeck became a director of Millicom in May 2003. She is Chairman of the Board of Directors of Investment AB Kinnevik and Vice Chairman of Metro International S.A. and a director of Modern Times Group AB, Tele2 AB and Transcom WorldWide S.A.

Board Practices

        The Board has developed and continuously evaluates its work procedures in line with the corporate governance rules of NASDAQ in the United States of America regarding reporting, disclosure and other requirements applicable to NASDAQ listed companies. The Board received confirmation in early 2006 from the Stockholm Stock Exchange that it is exempt from the Swedish Code of Corporate Governance so long as it adheres to NASDAQ corporate governance rules. The Board's work procedures also take into account the requirements of the U.S. Sarbanes-Oxley Act of 2002 to the extent it applies to foreign private issuers.

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

        The Board held 5 meetings in person and 6 meetings by way of telephone conference during 2007.

        Due to the resignation of Mr. Tope Lawani on September 3, 2007, a Non-executive Director and Audit Committee member, Millicom received a letter from the NASDAQ Listing Qualifications Department indicating it was not in compliance with the independent director and audit committee requirements as set forth in Marketplace Rule 4350. In its letter, NASDAQ provided Millicom a cure period until the earlier of the next annual shareholders' meeting or September 3, 2008, to regain compliance. Millicom fully expects to regain compliance prior to the expiration of the cure period.

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

        Audit Committee.    Millicom's directors have established an Audit Committee that convenes at least four times a year, comprising three directors, Mr. Michel Massart (Chairman and financial expert), Mr. Kent Atkinson and Mr. Tope Lawani (Until September 3, 2007). This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of external auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements (including compliance with Sarbanes-Oxley Act) and accounting standards, independence of external auditors, audit fees, the internal audit function, the fraud risk assessment and ensuring that an effective system of internal financial controls exists. The ultimate responsibility for reviewing and approving Millicom's annual report and accounts remains with the Board. The Audit Committee met 8 times during 2007 and Millicom's external auditors participated in each such meeting.

        Compensation Committee.    Millicom's Compensation Committee was chaired by Donna Cordner until February 13, 2007. Ms. Cordner resigned from the Committee after accepting a senior executive role with Tele2 AB, after which she became a non-independent director. The Committee accepted her resignation on February 13. She was replaced in her role as chair of the Committee by Mr. Johannesson. Tope Lawani agreed to be an interim member until another full time member was appointed after the Annual Meeting of Shareholders on May 29,2007. Ms. Brunell and Mr. Atkinson became members of the Committee after the Annual Meeting of Shareholders on May 29, 2007. Ms. Brunell is a non-independent director and Mr. Atkinson is an independent Director. In this respect, Millicom has opted to follow home country (Luxembourg) corporate practice rather than NASDAQ Marketplace Rule 4350(c)(3). Allen & Overy, Millicom's Luxembourg legal counsel, have sent a letter to this effect to NASDAQ on February 12, 2007.

        The Compensation Committee reviews and makes recommendations to the Board regarding the compensation of the Chief Executive Officer, reviews the compensation of the other senior executives and oversees management succession planning. Millicom's share options program terminated in May 2006 and was replaced by grants of restricted shares to management under a new Long-Term Incentive Plan. The grants of restricted shares to management under this plan are determined by the Committee and approved by the Board.

        Nominations Committee.    Millicom's Nominations Committee is chaired by Mr. Johannesson. Until the Annual Meeting of Shareholders on May 29,2007, the two other members were Mr. Cravatte and Mr. Massart, who replaced Ms. Cordner on February 13, 2007. After the Annual Meeting of Shareholders on May 29, 2007 Mr. Cravatte is no longer a member of the Nominations Committee due to his resignation as a Director The Nominations Committee's main task is to recommend directors for election to the Board by the shareholders at the AGM. At the AGM, shareholders may vote for or against the directors proposed for election or may elect different directors. The Nominations Committee also reviews and recommends the fees and the grants of shares to directors, which are presented to the Board and voted on by the shareholders at the AGM.

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

Remuneration of Directors

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and share-based compensation. Up until May 2006, the Directors were issued share options. Subsequent to May 2006, the Directors are issued restricted shares. The annual fee and the share based compensation grants are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration charge for the Board for the years ended December 31, 2007, 2006 and 2005 was as follows:

			Other members of the board
	Chairman
					Total
	No. of shares and share options		No. of shares and share options
		US$ '000		US$ '000	US$ '000
2007
Fees		82		305	387
Share based compensation:(i)
Restricted share grants(ii)	960	82	4,074	350	432

Total		164		655	819

2006
Fees		75		415	490
Share based compensation:(i)
Restricted share grants(ii)	1,122	50	8,976	400	450
Charge for share options		164		1,104	1,268

Total		289		1,919	2,208

2005
Fees		75		455	530
Share based compensation:(i)
Share options granted/charge for share option(iii)	25,000	137	175,000	854	991

Total		212		1,309	1,521

(i)
See note 22 of the Financial Statment

(ii)
Restricted shares cannot be sold for one year from date of issue.

(iii)
The share options were granted to the Chairman and the other members of the Board at an exercise price equal to the market price at the date of grant plus a mark-up of 15%.

The number of shares and share options beneficially owned by the Board as at December 31, 2007 and 2006 was as follows:

	Chairman	Other members of the Board	Total
2007
Shares(i)	2,082	2,100,753	2,102,835
Share options	45,000	55,000	100,000
2006
Shares(i)	1,122	2,154,362	2,155,484
Share options	45,000	206,668	251,668

(i)
The amount for Other members of the Board includes 2,032,932 shares (2006: 2,032,932) owned by the Stenbeck Family, of which 1,156,589 shares (2006: 1,156,589) are held by The 1980 Stenbeck Trust.

Senior Management and Employees

Senior Management

Name	Position
Marc Beuls	President and Chief Executive Officer
Mikael Grahne	Chief Operating Officer
David Sach	Chief Financial Officer
Mario Zanotti	Head of Central America
Ricardo Maiztegui	Head of South America
Steven Jurgens	Co-Head of Africa
Regis Romero	Co-Head of Africa
Judy Tan	Head of Asia
Won-Suck Song	Head of Operations
Osmar Coronel	Chief Technical Officer
John Tumelty	Head of Human Resources
Henri Vander Stichele	Head of Supply Chain Management

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

        Steven Juergens, born 1951, Co-Head of Africa. Steven R.D. Jurgens joined Millicom in May 2007 as Co-Head of Africa responsible for French speaking markets. He has a Lic. Oec. Degree in business administration from HEC-University of Lausanne in 1979. He started his career in brand and trade marketing followed by successive senior general management assignments for British American Tobacco in Asia, Africa and Europe until 2005. Previously, he was a Director with privately held HvLandwyck Group in Luxemburg. He is a Supervisory Board member of AJF charitable trust, Netherlands.

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

        Judy Tan, born 1971, Head of Asia. Judy Tan joined Millicom in 1998. She was appointed to her current position in 2007. Previously, she also had a Group-wide operations role supporting the Chief Operating Officer. Judy Tan qualified as a Certified Public Accountant with PricewaterhouseCoopers, Singapore, and has an MBA from Imperial College, London.

        Won-Suck Song, born 1967, Head of Operations. Won-Suck Song was appointed to his current position in 2007; he has a Group-wide role coordinating sales and marketing activities. He started his career with the Kinnevik group in 1997, where he held the position of Chief Operating Officer of Metro International before being transferred in June 2001 to Tele2 AB as Executive Vice President. He studied Mechanical engineering at the Royal Institute of Technology in Stockholm, Sweden.

        Osmar Coronel, born 1964, Chief Technical Officer. Osmar Coronel was appointed Chief Technical Officer of Millicom in 2006. He was previously the Chief Technical Manager of Millicom's operations in Paraguay, before moving to Comcel, Millicom's operation in Guatemala, in 2002. Prior to joining Millicom, he was a Division Manager of the Paraguay PTT. He was a former Fulbright Scholar (1992/93). Osmar Coronel is an MBA from Northwestern University's Kellogg School of Management in the U.S., has a degree in Electrical Engineering from the National University of Asuncion, Paraguay and a Masters degree in Electrical Engineering from Southern Illinois University in the U.S.

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

        Henri Vander Stichele, born 1966, Head of Supply Chain Management. Henri Vander Stichele joined Millicom in November 2007. He started his career in 1993 within the Consumer Electronics division of Philips Electronics. Within Philips, he held several procurement positions in the Netherlands, France and Belgium. In 2000 he switched to the automotive industry with ArvinMeritor as the Procurement Director for the Doors division. Prior to joining Millicom, Henri was the Global Procurement Director for several procurement groups within Nokia and Nokia Siemens Networks. Henri has a master degree in Aerospace Engineering from the Delft University of Technology.

Remuneration of Officers

        The remuneration of the Officers of the Company comprises an annual base salary, bonuses, share-based compensation, social security contributions, pension contributions and other benefits. The bonus and share-based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, the officers were issued share options. Subsequent to May 2006, the officers are issued restricted shares. Share-based compensation is granted once a year by the Compensation Committee of the Board. For 2007, the annual base salary and other benefits of the Chief Executive Officer (CEO) were proposed by the Compensation Committee and approved by the Board and the annual base salary and other benefits of the Chief Operating Officer (COO) and Chief Financial Officer (CFO) were set by the CEO, reviewed by the Compensation Committee and approved by the Board.

        The remuneration charge for the Officers for the year ended December 31, 2007, 2006 and 2005 was as follows:

	Chief Executive Officer		Chief Operating Officer		Chief Financial Officer
	No. of shares and share options		No. of shares and share options		No. of shares and share options		Total
		US$ '000		US$ '000		US$ '000
							US$ '000
2007
Base salary		2,351		629		690	3,670
Bonus		2,008		547		500	3,055
Pension		—		—		83	83
Other benefits		—		138		—	138
		4,359		1,314		1,273	6,946
Share based compensation: (i)
Shares issued/charge under long term incentive plans (ii)	8,527	2,076	3,282	850	2,190	539	3,465
Charge for share options		104		54		171	329

Total		6,539		2,218		1,983	10,740

2006
Base salary		1,982		624		568	3,174
Bonus (iii)		1,669		712		468	2,849
Pension		—		—		73	73
Other benefits		—		138		—	138
		3,651		1,474		1,109	6,234
Share based compensation: (i)
Restricted shares (iv)	3,132	104	1,853	62	1,430	48	214
Charge for long term incentive plans (v)		1,031		397		265	1,693
Share options granted/charge for share options	—	240	—	113	50,000	228	581

Total		5,026		2,046		1,650	8,722

2005
Base salary		1,449		475		190	2,174
Bonus		602		325		95	1,022
Pension		401		—		21	362
Other benefits		—		238		—	238
		2,452		1,038		306	3,796
Share based compensation: (i)
Share options granted/charge for share options	75,000	553	37,600	200	50,000	38	791

Total		3,005		1,238		344	4,587

(i)
See note 22 of the Financial Statement.

(ii)
Share awards of 62,381, 25,434 and 16,189 were granted in 2007 under the 2007 LTIP to the CEO, COO and CFO. Share awards at target performance of 42,634, 16,409 and 10,952 were granted in 2007 under the 2006 LTIP to the CEO, COO and CFO. The maximum shares to be issued under the 2006 LTIP could be 140% of these awards.

(iii)
$1.0 million of the 2006 bonus was settled in Millicom shares, by issuing 7,975 shares to the CEO, 3,390 shares to the COO and 2,235 shares to the CFO.

(iv)
Restricted shares cannot be sold for one year from date of issue.

(v)
Accrual for the 2006 Long Term Incentive Plan finalized in 2007.

        The number of shares, share options and unvested share awards beneficially owned by the Officers as at December 31, 2007 and 2006 was as follows:

	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer	Total
2007
Shares	1,664,770	578,897	9,700	2,253,367
Share options	45,000	22,560	100,000	167,560
Share awards not vested	96,488	38,561	24,951	160,000
2006
Shares	1,001,604	554,705	1,430	1,557,739
Share options	791,664	40,080	100,000	931,744

Severance Payments

        If the employment of any of the twelve key senior managers of Millicom is terminated, severance of up to 12 months salary is potentially payable.

        The senior executives have each entered into a Change of Control Agreement effective January 1, 2006, whereby if the executive's employment is terminated during the period commencing on a change of control of Millicom and ending on the second anniversary of such event, either by the Millicom entity employing the executive without cause (other than by reason of disability or death) or by the executive for "good reason", in lieu of any other severance benefits to which the executive would be entitled under any other plans or programs of his employer or Millicom, the executive will be entitled to the following benefits:

  •
  Immediately preceding the change of control event, each share option then held by the executive and each share of restricted share issued to the executive under any Restricted Stock Plan will become fully vested and each such fully vested option shall be cancelled in exchange for a cash payment to the executive in an amount determined by multiplying the number of option shares by the positive difference between the price per share of Millicom common share payable after consummation of any change of control and the per share exercise price of such option, net of any applicable withholding tax.

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

        Each employee of Millicom worldwide and each of the nine members of Millicom's Board of Directors who owns options to purchase Millicom share has entered into an agreement effective as of March 1, 2006 with Millicom which gives the employee/director the same benefits as those given to the senior executives in respect of immediate vesting of share options in the event of a change of control, as outlined in the first bullet point above.

Employees

        The average number of permanent employees during the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Continuing operations	4,768	3,243	2,386
Discontinued operations	—	450	552

Total average number of permanent employees	4,768	3,693	2,938

Long-Term Incentive Plans

        In May 2006 at the Annual General Meeting a long term incentive plan ("2006 LTIP") was approved although the terms and conditions of the plan were not finalized until 2007. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

        The shares awarded under the 2006 LTIP will vest at the end of a three year period, or performance cycle, subject to specified market and performance conditions related to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The plan has been designed so that the shares normally vest at the end of the three-year performance period. However, for the performance cycle from 2006 through 2008 only, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there could be an additional 40% of shares that vest if further performance targets relating to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin are achieved.

        The total charge for the above plan is estimated at $24.9 million which will be recorded over the service period. Since the plan was approved at the Annual General Meeting in May 2006 and, as such, the employees became aware of the intention to issue the plan at that date, a charge of $7.7 million was recorded in 2006. 57,957 shares were issued in 2007 representing the grants that vested on December 31, 2006. For the year ended December 31, 2007 a charge of $11 million was recorded.

        A new long term incentive plan covering 2007-2009 ("2007 LTIP") was approved by the Board on March 15, 2007. This plan consists of two elements: performance share plan and a matching share award plan.

        The shares awarded under the performance share plan will vest at the end of a three year period, or performance cycle, subject to performance conditions related to Millicom's "earnings per share". The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, or performance cycle subject to market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of six similar mobile telephony companies during the three-year performance cycle of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

        The total charge for the above plans is estimated at $24.2 million ($15.8 million for the performance shares and $8.4 million for the matching share award plan) which will be recorded over the service period. A charge of $4.5 million has been recorded in 2007 in respect of the performance shares and $2.4 million in respect to the matching share award plan.

        The number of share awards under the long term incentive plans is as follows:

	Matching share award plan 2007	Performance shares 2007	Performance shares 2006
Maximum share awards	187,470	250,700	446,600
Revision for expected forfeitures	(26,738)	(35,756)	(72,053)
Revision for expectations in respect of performance conditions	—	—	(26,753)
Shares issued	—	—	(57,957)

Share awards expected to vest	160,732	214,944	289,837

Options

        The following table summarizes information about share options outstanding at December 31, 2007. The market price of the Company's shares as at December 31, 2007 was $117.94 (2006: $61.64).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2007	Weighted average exercise price	Number outstanding at December 31, 2007
3.32 – 3.75	3.51	27,552	3.51	27,552
9.00	9.00	10,732	9.00	10,732
20.56	20.56	451,408	20.56	101,979
25.05 – 29.75	26.37	118,315	26.37	118,315
31.88 – 35.91	34.06	99,996	34.06	99,996
3.32 – 35.91	22.60	708,003	24.59	358,574

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2007	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	179,995	25.05 – 35.91	Exercisable immediately. Options have an indefinite life.
May 2005	76,667	20.56	Exercisable immediately. Options have a twenty year life.
December 2001, December 2002, May 2003 and May 2004	76,600	3.32 – 25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	274,741	20.56	Exercisable over a five year period in equal installments. Options expire after six years from date of grant.
July 2005 and May 2006	100,000	20.56	Exercisable over a five-year period in equal installments from the start of the fourth year. Options expire after six years from date of grant.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The table below sets out certain information known to Millicom as at March 31, 2007, unless indicated otherwise, with respect to beneficial ownership of Millicom common share, par value $1.50 each, by:

  •
  each person who beneficially owns more than 5% of Millicom common stock, and

  •
  significant related parties to Millicom.

Shareholder	Amount of Shares	Percentage
Investment AB Kinnevik	37,835,438	36.9%
The Stenbeck Family(1)	2,032,932	2.0%

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

        Except as otherwise indicated, the holders listed above have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed above have the same voting rights as all other holders of Millicom common stock. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of share options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Related Party Transactions

Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik and subsidiaries ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2007, Kinnevik owned approximately 37% of Millicom.

        During 2007 and 2006, Kinnevik did not purchase any Millicom shares.

Services purchased and sold to related companies

        The Group made purchases in 2007 for an amount of $4.1 million (2006: $5.3 million) and had outstanding balances of $1.5 million (as of December 31, 2006: $5.2 million) with related parties. These related parties are companies where Kinnevik is the principal shareholder. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. These purchases were made on an arm's length basis.

        There were no sales to related companies. As of December 31, 2007, Millicom had no receivables from related parties (2006: $1.2 million).

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

Dividend Policy

        Holders of Millicom common share are entitled to receive dividends ratably when, as and if declared by the Company's Board of Directors, subject to Luxembourg legal reserve requirements. Millicom has not paid any cash dividends on its common shares since inception. Millicom anticipated that it retained any earnings for use in the operation and expansion of its business. Due to the strength of the balance sheet and the net cash proceeds from the sale of our business in Pakistan, the Board has recommended a special dividend of $2.40 a share be paid following the Annual General Meeting in May of 2008. The Group has not yet established a formal dividend policy. Any future dividends will be based on the free cash flows of the Group going forward.

Significant Changes

        No significant adverse change has occurred since the date of the consolidated financial statements.

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

	High	Low
Year ended December 31, 2002	$11.00	$0.19
Year ended December 31, 2003	$20.23	$0.99
Year ended December 31, 2004	$28.51	$14.15
Year ended December 31, 2005	$27.09	$15.60
Year ended December 31, 2006	$63.82	$27.38
First Quarter 2006	$48.04	$27.38
Second Quarter 2006	$52.46	$39.33
Third Quarter 2006	$43.71	$31.71
October 2006	$51.34	$40.85
November 2006	$57.79	$47.92
December 2006	$63.82	$55.65
Year ended December 31, 2007	$127.40	$60.21
First Quarter 2007	$82.04	$60.21
Second Quarter 2007	$95.91	$79.16
Third Quarter 2007	$99.81	$66.00
October 2007	$119.27	$82.38
November 2007	$124.66	$98.50
December 2007	$127.40	$104.50
January 2008	$120.21	$86.10
February 2008	$118.22	$97.95
March 2008	$114.62	$93.47

        On April 2, 2008, the closing market price for Millicom common stock on the NASDAQ National Market was $99.13.

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

        The Nominations Committee also makes recommendations for the election of directors to the AGM. At the AGM, shareholders may vote for or against the directors proposed or may elect different directors. The Nominations Committee reviews and recommends the directors' fees which are approved by the shareholders at the AGM.

        Borrowing powers—The directors generally have unrestricted borrowing powers on behalf of and for the benefit of Millicom.

        Age limit—There is no age limit for being a director of Millicom. Directors are elected for a one year term with a maximum of six years and are re-eligible annually.

        Share ownership requirements—Directors need not be shareholders in Millicom.

Shares

        Rights attached to the shares—Millicom has only one class of shares, common share, and each share entitles its holder to:

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

        Sinking funds—Millicom shares are not subject to any sinking fund.

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

Changes to Shareholder's Rights

        In order to change the rights attached to the shares of Millicom, a general meeting of shareholders must be duly convened and held before a Luxembourg notary, as under Luxembourg law such change requires an amendment of the articles of incorporation. A quorum of presence of at least 50% of the shares present or represented is required at a meeting held after the first convening notice and any decision must be taken by a majority of two thirds of the shares present or represented at the general meeting. Any change to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.

Shareholders' Meetings

        General meetings of shareholders are convened by convening notice published in the Luxembourg official Gazette and in a Luxembourg newspaper, twice with an interval of eight days, at least eight days prior to the meeting. If all the shares are registered shares, a convening notice may, as an alternative to the publication, be sent to each shareholder by registered mail at least eight days before the annual general meeting (AGM). According to article 17 of the articles of incorporation of Millicom, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year on the date provided for in the articles of incorporation, which is the last Tuesday in May each year. The 2008 AGM will take place in Luxembourg on May 27, 2008 at 4:00 p.m. Other meetings can be convened as necessary.

Limitation on Securities Ownership

        There are no limitations imposed under Luxembourg law or the articles of incorporation on the rights of non-resident or foreign entities to own shares of Millicom or to hold or exercise voting rights on shares of Millicom.

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

Disclosure of Shareholder Ownership

        There are no provisions in Millicom's articles of incorporation according to which Millicom shareholders must disclose to Millicom their reaching of a certain ownership threshold. As Millicom common stock has its primary listing on NASDAQ, each time a shareholder acquires beneficial ownership of more than 5% of our common stock, the shareholder must file within 10 days of acquisition a Schedule 13D with the U.S. Securities and Exchange Commission, who will notify Millicom and NASDAQ accordingly.

Material Contracts

  10% Senior Notes

        On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

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

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5.0 million which is recorded under the caption "Other non operating income (expenses), net".

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortised cost of the Notes due to the earlier settlement date.

  4% Convertible Notes

        In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

        The 4% Convertible Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate is 9.6%.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $38.9 million (2006: $39.1 million) and the value allocated to debt was $178.9 million (2006: $171.2 million).

        As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 ordinary shares.

        On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,622,471 shares. On the same day Millicom repaid in cash the remaining $3 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to approximately $176 million in January 2008 (see note 31). As a result Millicom reclassified the 4% Convertible Notes from non current to current.

Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation of Luxembourg that may affect:

  •
  the import or export of capital including the availability of cash and cash equivalents for use by the Group, or

  •
  the remittance of dividends, interests or other payments to non-resident holders of Millicom's securities other than those deriving from the U.S.-Luxembourg double taxation treaty.

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

Sale and Disposition

        Under Luxembourg domestic tax law, gains realized by an investor on the sale of shares who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg, to which the shares in Millicom are attributable, are subject to Luxembourg income tax, except, under certain circumstances, where the conditions of the Luxembourg participation exemptions are met or in the case of an individual investor acting in the course of the management of his/her private assets, if the sale is not of a speculative nature and the investor does not hold a substantial participation in Millicom.

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

U.S. Federal Income Tax Considerations

        The following is a discussion of certain U.S. federal income tax consequences of purchasing, owning and disposing of Millicom shares by U.S. Holders, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to hold Millicom shares. This discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

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

Taxation of Distributions

        Distributions received by a U.S. Holder on shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the amount of the dividend is not converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends paid by certain "qualified foreign corporations" to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Millicom expects to be considered a qualified foreign corporation. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

        Luxembourg taxes withheld from dividends on shares will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the holder's circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such Luxembourg taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive Foreign Investment Company Considerations

        Millicom believes that it was not a PFIC for U.S. federal income tax purposes for its 2007 taxable year. In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that Millicom will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by the market price of our shares, which is likely to fluctuate.

        If the Company were to be treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax rules would apply on a sale or other disposition (including certain pledges) of shares by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Millicom became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisors to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

        In addition, if Millicom were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

        Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Interest Rate Risk

        The interest rate risk generally arises from borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to the risk for changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt in which neither category of debt falls below 25% of the total debt. The Group actively monitors its borrowings to ensure the compliance with this policy. At December 31, 2007, approximately 43% of the Group's borrowings are at a fixed rate of interest (2006: 52%).

        The table below summarizes, as at December 31, 2007, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	716,916	13,260	43,328	11,400	8,262	2,289	795,455
Average nominal interest rate	8.5%	8.5%	8.6%	8.6%	8.6%	6.3%	8.5%
Floating rate	172,169	172,657	152,222	270,746	135,061	135,981	1,038,836
Average nominal interest rate	10.8%	9.9%	8.4%	9.5%	9.9%	9.5%	9.7%

Total	889,085	185,917	195,550	282,146	143,323	138,270	1,834,291

Average nominal interest rate	8.9%	9.8%	8.4%	9.5%	9.8%	9.4%	9.1%

        The table below summarizes, as at December 31, 2006, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	15,177	4,133	5,481	199,189	2,744	543,471	770,195
Average nominal interest rate	8.2%	7.0%	5.5%	4.6%	7.2%	10.0%	8.5%
Floating rate	119,484	104,267	132,927	74,154	140,216	152,413	723,461
Average nominal interest rate	9.7%	9.8%	9.1%	8.4%	9.0%	9.8%	9.4%

Total	134,661	108,400	138,408	273,343	142,960	695,884	1,493,656

Average nominal interest rate	9.5%	9.7%	9.0%	5.6%	9.0%	10.0%	8.9%

        We have not historically used interest rate swaps, forward rate agreements or other futures contracts but instead have mainly managed our interest exposure by diversifying our debt between fixed and floating-rate loans. In the future, we may use such instruments to manage our interest exposure. There can be no assurance, however, that the use of any such instruments will be effective.

Exchange Rate Risk

        The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures where the Group operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

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

        Millicom had a net exchange gain of $15 million for the year ended December 31, 2007, compared to a gain of $6 million for the year ended December 31, 2006, excluding an exchange loss of $36 million on the 5% Mandatory Exchangeable Notes.

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

        Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, Millicom may borrow in US dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or because US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom has currently decided to accept the remaining currency risk associated with the financing of its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Group operates.

        The following table summarizes our debt detailing the balances at December 31, 2007, that were denominated in U.S. dollars and in other local currencies.

	2007	2006
	US$ '000	US$ '000
US dollar	1,226,332	1,029,499

Colombia	435,615	372,396
Honduras	41,352	10,990
Senegal	62,557	28,367
Sri Lanka	48,016	28,958
Others	20,419	23,446

Total local currency	607,959	464,157

Total	1,834,291	1,493,656

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable for Annual Report filing.

PART II

ITEM 13.    DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2007, the Group, under the supervision and with the participation of the Group's management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group's disclosure controls and procedures. The Group's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to the Group's management to allow timely decisions regarding required disclosures. The Group's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Group's Chief Executive Officer and the Chief Financial Officer concluded that the Group's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Group is required to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC's rules and forms.

Management's annual report on internal control over financial reporting

        The Group's management has performed an assessment of the Group's internal control over financial reporting which can be found on page F-2 of the financial statements filed with this annual report on Form 20-F.

        There has been no significant change in the Group's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. We actively manage our operations through:

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

Attestation report of the registered public accounting firm

        The registered public accounting firm that audited the Group's financial statements included in this annual report on Form 20-F has issued an attestation report on the Group's internal control over financial reporting. The "Report of Independent Registered Public Accounting Firm—Internal control over financial reporting" can be found on pages F-3 and F-4 of the financial statements filed with this annual report on Form 20-F.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has appointed Michel Massart as its Audit Committee financial expert. Mr. Massart is an "independent" financial expert as such term is defined under the NASDAQ National Market listing requirements.

ITEM 16B.    CODE OF ETHICS

        Millicom has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and to all other Millicom employees. The text of this code is available free of charge upon written request addressed to: General Counsel, Millicom International Cellular S.A., 15 rue Leon Laval, L-3372 Leudelange, Grand-Duchy of Luxembourg, fax: +352 27 759 353. Millicom will make its Code of Ethics available in 2008 on its website www.millicom.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2007 and 2006.

	2007 US$ '000	2006 US$ '000
Audit Fees	3,801	3,862
Audit-Related Fees	14	113
Tax Fees	54	80
All Other Fees	12	6

Total	3,881	4,061

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

Audit Committee Pre-approval Policies

        The policies and procedures provide that no non-audit services can be rendered by Millicom's auditors without the prior consent of the Audit Committee.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See pages F-1 through F-76.

ITEM 19.    EXHIBITS

1.1	Articles of Association of Millicom International Cellular S.A.
2.1	Indenture, dated January 7, 2005 between Millicom International Cellular S.A. and The Bank of New York, as Trustee.*
2.2
Indenture, dated as of November 24, 2003 between Millicom International Cellular S.A. and The Bank of New York, as Trustee, as amended (incorporated by reference to Exhibits 4.1 and 4.3 of the Company's registration statement on Form F-4 (File No. 333-112948) filed on February 19, 2004 and January 31, 2005, respectively).**
4.1
Share Purchase Agreement dated January 21, 2007 between Millicom Pakistan B.V. and Millicom International Cellular S.A., as seller and guarantor, respectively, and China Mobile Communications Corporation, as purchaser, relating to the sale and purchase of 88.86% of the issued share capital of Paktel Limited.***
12.1	Certification of Marc Beuls required by Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 13a 14(a).
12.2	Certification of David Sach required by Exchange Act Rule 13a 14(a).
13.1	Certification of Marc Beuls required by Exchange Act Rule 13a 14(b).
13.2	Certification of David Sach required by Exchange Act Rule 13a 14(b).

*
Previously filed with the Securities and Exchange Commission with the Company's Form 20 F filed on May 2, 2005 and incorporated herein by reference.

**
Previously filed with the Securities and Exchange Commission with the Company's Form 20 F filed on April 30, 2004 and herein incorporated by reference.

***
Previously filed with the Securities and Exchange Commission with the Company's Form 20 F filed on April 20, 2007 and herein incorporated by reference.

SIGNATURES

        Under the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20 F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2008	MILLICOM INTERNATIONAL CELLULAR S.A.
	By:	/s/ MARC BEULS
		Name:	Marc Beuls
		Title:	Chief Executive Officer
	By:	/s/ DAVID SACH
		Name:	David Sach
		Title:	Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

        The management of Millicom International Cellular S.A. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in conformity with International Financial Reporting Standards as adopted by the European Union as well as those issued by the International Accounting Standards Board.

        Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.

        Management has assessed the effectiveness of Millicom International Cellular S.A. internal control over financial reporting as of December 31, 2007. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, Millicom International Cellular S.A. internal control over financial reporting was effective as of December 31, 2007.

        PricewaterhouseCoopers S.à.r.l has issued an unqualified report on our 2007 financial statements as a result of the audit and also has issued an unqualified report on our internal control over financial reporting which is attached hereto.

March 31, 2008	By:	/s/ MARC BEULS
		Name:	Marc Beuls
		Title:	Chief Executive Officer
	By:	/s/ DAVID SACH
		Name:	David Sach
		Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Millicom International Cellular S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Millicom International Cellular S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, Millicom International Cellular S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing on page F2 of the accompanying consolidated financial statements. Our responsibility is to express opinions on these financial statements and on the internal control over financial reporting of Millicom International Cellular S.A. and its subsidiaries based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers S.à r.l. Réviseur d'entreprises	Luxembourg, March 31, 2008

Consolidated statements of profit and loss	Millicom International

for the years ended December 31, 2007, 2006 and 2005	Cellular S.A.

	Notes	2007	2006	2005
		US$'000	US$'000	US$'000
Revenues	9	2,630,614	1,576,100	922,780
Cost of sales		(980,056)	(616,739)	(373,427)
Gross profit		1,650,558	959,361	549,353
Sales and marketing		(489,327)	(246,591)	(124,187)
General and administrative expenses		(425,356)	(246,004)	(143,341)
Other operating expenses		(72,949)	(37,613)	(23,137)
Other operating income		—	4,036	15,412
Gain from sale of subsidiaries and joint ventures, net	5	—	8,099	1,269
Operating profit	9, 10	662,926	441,288	275,369
Interest expense		(194,440)	(123,969)	(116,031)
Interest and other financial income		56,384	36,385	23,373
Other non operating income (expenses), net	12	10,172	(1,186)	(12,807)
Profit from associates	17	4,400	1,483	1,296
Profit before tax from continuing operations		539,442	354,001	171,200
Charge for taxes	13	(87,077)	(118,205)	(68,795)
Profit for the year from continuing operations		452,365	235,796	102,405
Profit/(loss) for the year from discontinued operations, net of tax	6	258,619	(75,813)	(98,260)
Net profit for the year		710,984	159,983	4,145
Attributable to:
Equity holders of the company		697,142	168,947	10,277
Minority interest		13,842	(8,964)	(6,132)
		710,984	159,983	4,145
Earnings per share for the year	14
(expressed in US$ per common share)
Basic
—profit from continuing operations attributable to equity holders		4.35	2.43	0.98
—profit (loss) from discontinued operations attributable to equity holders		2.55	(0.75)	(0.88)
—profit for the year attributable to equity holders		6.90	1.68	0.10
Diluted
—profit from continuing operations attributable to equity holders		4.22	2.41	0.96
—profit (loss) from discontinued operations attributable to equity holders		2.39	(0.74)	(0.86)
—profit for the year attributable to equity holders		6.61	1.67	0.10

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets	Millicom International

as of December 31, 2007 and 2006	Cellular S.A.

	Notes	2007	2006
		US$ '000	US$ '000
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	15	467,502	482,775
Property, plant and equipment, net	16	2,066,122	1,267,159
Investments in associates	17	11,234	6,838
Deferred taxation	13	97,544	3,706
Other non-current assets(i)		19,855	26,225

TOTAL NON-CURRENT ASSETS		2,662,257	1,786,703
CURRENT ASSETS
Inventories		82,893	54,245
Trade receivables, net	18	223,579	185,455
Amounts due from joint venture partners		65,348	37,346
Amounts due from other related parties	29	—	1,221
Prepayments and accrued income		71,175	58,429
Current tax assets		8,982	4,916
Supplier advances for capital expenditure(ii)		76,514	55,080
Other current assets(i) (ii)	19	48,481	73,834
Cash and cash equivalents	20	1,174,597	656,692

TOTAL CURRENT ASSETS		1,751,569	1,127,218

Assets held for sale	6	—	407,073

TOTAL ASSETS		4,413,826	3,320,994

(i)
Non-current and current pledged deposits have been presented together with Other non-current assets and Other current assets to simplify the presentation of the consolidated balance sheet.

(ii)
Supplier advances for capital expenditure have been presented separately from Other current assets to improve the presentation of the consolidated balance sheet.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets (continued)	Millicom International

as of December 31, 2007 and 2006	Cellular S.A.

	Notes	2007	2006
		US$ '000	US$ '000
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	21	417,352	372,526
Other reserves	23	45,557	2,966
Retained profits/(accumulated losses)		127,856	(39,565)
Profit for the year attributable to equity holders		697,142	168,947

		1,287,907	504,874
Minority interest		80,429	77,514

TOTAL EQUITY		1,368,336	582,388
LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	24	—	538,673
4% Convertible Notes—Debt component	24	—	171,169
Other debt and financing	24	945,206	649,153
Provisions and other non-current liabilities	25	55,601	49,353
Deferred taxation	13	42,414	34,368

Total non-current liabilities		1,043,221	1,442,716
Current Liabilities
Debt and other financing
10% Senior Notes	24	479,826	—
4% Convertible Notes—Debt component	24	178,940	—
Other debt and financing	24	230,319	134,661
Payables and accruals for the purchase of property, plant and equipment(i)		460,533	276,850
Other trade payables(i)		238,252	151,454
Amounts due to joint venture partners		60,914	32,017
Amounts due to other related parties	29	1,475	5,184
Accrued interest and other expenses		128,426	113,316
Current tax liabilities		82,028	89,077
Provisions and other current liabilities	25	141,556	99,292

Total current liabilities		2,002,269	901,851

Liabilities directly associated with assets held for sale	6	—	394,039

TOTAL LIABILITIES		3,045,490	2,738,606

TOTAL EQUITY AND LIABILITIES		4,413,826	3,320,994

(i)
Payables and accruals for the purchase of property, plant and equipment have been presented separately from Trade payables to improve the presentation of the consolidated balance sheet.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows	Millicom International

for the years ended December 31, 2007, 2006 and 2005	Cellular S.A.

	Notes	2007	2006(i)	2005(i)
		US$ '000	US$ '000	US$ '000
Cash flows from operating activities
Profit before taxes from continuing operations		539,442	354,001	171,200
Adjustments
Interest expense		194,440	123,969	116,031
Interest income		(56,384)	(36,385)	(23,373)
Other non operating (income) expenses, net	12	(10,172)	1,186	12,807
Profit from associates	17	(4,400)	(1,483)	(1,296)

Operating profit		662,926	441,288	275,369
Adjustments for non-cash items:
Depreciation and amortization	10, 15, 16	354,940	229,241	141,286
Loss on disposal and impairment of property, plant and equipment	10	3,815	4,455	2,494
Reduction of goodwill	10, 15	23,358	—	—
Gain from sale of subsidiaries and joint ventures	5, 10	—	(8,099)	(1,269)
Share-based compensation	22	19,228	12,850	3,075
Other non cash items		1,000	—	(6,299)

		1,065,267	679,735	414,656
Increase in trade receivables, prepayments and other current assets		(24,640)	(31,117)	(858)
Increase in inventories		(25,357)	(22,360)	(69)
Increase in trade and other payables		95,927	69,903	47,465

Changes to working capital		45,930	16,426	46,538
Interest expense paid		(151,604)	(109,119)	(98,903)
Interest received		55,836	29,077	25,013
Taxes paid		(164,896)	(100,599)	(68,116)

Net cash provided by operating activities		850,533	515,520	319,188

Cash flows from investing activities
Acquisition of subsidiaries and JV, net of cash acquired	4	—	(34,768)	(72,250)
Proceeds from disposal of subsidiaries and JV, net of cash disposed	5	—	(958)	1,899
Purchase of intangible assets and license renewals	15	(25,816)	(40,490)	(8,183)
Purchase of property, plant and equipment	16	(861,327)	(462,684)	(196,470)
Proceeds from sale of property, plant and equipment		3,853	—	5,226
Cash provided (used) by other investing activities		36,777	12,327	(10,918)

Net cash used by investing activities		(846,513)	(526,573)	(280,696)
Cash flows from financing activities:
Proceeds from issuance of shares		33,626	14,227	3,553
Proceeds from issuance of debt and other financing		545,528	318,308	300,040
Repayment of debt and financing		(315,955)	(191,430)	(95,355)
Payment of dividends to minority interests		(18,286)	(4,873)	(2,000)

Net cash provided by financing activities		244,913	136,232	206,238
Transfer of cash to assets held for sale		—	(7,135)	(3,013)
Cash provided (used) by discontinued operations	6	260,904	(60,488)	(56,812)
Exchange gains (losses) on cash and cash equivalents		8,068	2,569	(1,719)

Net increase in cash and cash equivalents		517,905	60,125	183,186
Cash and cash equivalents at the beginning of the year		656,692	596,567	413,381

Cash and cash equivalents at the end of the year		1,174,597	656,692	596,567

(i)
Comparative information restated to improve the presentation of the Consolidated Statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity	Millicom International

For the years ended December 31, 2007, 2006 and 2005	Cellular S.A.

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital(i)	Share Premium(i)	Treasury shares	Retained profits/(accumulated losses)(ii)	Other reserves(iii)	Total	Minority interest	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2005	99,219	(655)	148,828	364,954	(8,833)	(212,621)	(55,242)	237,086	43,351	280,437

Negative goodwill derecognised	—	—	—	—	—	8,202	—	8,202	—	8,202
Profit for the year	—	—	—	—	—	10,277	—	10,277	(6,132)	4,145
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(2,000)	(2,000)
Shares issued via the exercise of share options	485	—	727	3,288	—	—	(462)	3,553	—	3,553
Share based compensation(iv)	—	—	—	—	—	—	3,075	3,075	—	3,075
4% Convertible Notes—equity component (v)	—	—	—	—	—	—	39,109	39,109	—	39,109
Transfer to accumulated losses	—	—	—	(52,640)	—	52,640	—	—	—	—
Fair value adjustment on financial assets	—	—	—	—	—	—	3,308	3,308	—	3,308
Currency translation differences	—	—	—	—	—	—	(5,005)	(5,005)	(1,040)	(6,045)

Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,502)	(15,217)	299,605	34,179	333,784
Profit for the year	—	—	—	—	—	168,947	—	168,947	(8,964)	159,983
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(4,873)	(4,873)
Shares issued via the exercise of share options	913	655	1,369	5,574	8,833	—	(1,549)	14,227	—	14,227
Minority interest following acquisition of subsidiaries	—	—	—	—	—	—	—	—	52,500	52,500
Share based compensation(iv)	67	—	101	2,262	—	—	10,487	12,850	—	12,850
Transfer to accumulated losses	—	—	—	(101,937)	—	101,937	—	—	—	—
Fair value adjustment on financial assets	—	—	—	—	—	—	(3,308)	(3,308)	—	(3,308)
Currency translation differences	—	—	—	—	—	—	12,553	12,553	4,672	17,225

Balance as of December 31, 2006	100,684	—	151,025	221,501	—	129,382	2,966	504,874	77,514	582,388

Consolidated statements of changes in equity (continued)	Millicom International

For the years ended December 31, 2007, 2006 and 2005	Cellular S.A.

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital(i)	Share Premium(i)	Treasury shares	Retained profits/(accumulated losses)(ii)	Other reserves(iii)	Total	Minority interest	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of December 31, 2006	100,684	—	151,025	221,501	—	129,382	2,966	504,874	77,514	582,388

Profit for the year	—	—	—	—	—	697,142	—	697,142	13,842	710,984
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(18,286)	(18,286)
Shares issued via the exercise of share options	1,626	—	2,440	34,186	—	—	(3,838)	32,788	—	32,788
Shares issued as payment of bonuses (vi)	13	—	20	980	—	—	—	1,000	—	1,000
Share based compensation(iv)	9	—	14	741	—	—	18,473	19,228	—	19,228
Issuance of shares—2006 LTIP(iii)	58	—	87	4,436	—	—	(4,523)	—	—	—
Issuance of shares(vii)	9	—	14	824	—	—	—	838	—	838
Conversion of part of the 4% Convertible Notes(v)	29	—	43	1,041	—	—	(196)	888	—	888
Transfer to legal reserve	—	—	—	—	—	(1,526)	1,526	—	—	—
Currency translation differences	—	—	—	—	—	—	31,149	31,149	7,359	38,508

Balance as of December 31, 2007	102,428	—	153,643	263,709	—	824,998	45,557	1,287,907	80,429	1,368,336

(i)
See note 21.

(ii)
Includes profit for the year attributable to equity holders.

(iii)
See note 23.

(iv)
See note 22.

(v)
See note 23 and 24.

(vi)
See note 26.

(vii)
Employees purchase of shares under the Matching share award Plan (see note 22).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements	Millicom International

as of December 31, 2007, 2006 and 2005	Cellular S.A.

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

        As of December 31, 2007, Millicom had 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa and Asia. The Group sold its Pakistani operation in February 2007. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg stock exchange on January 16, 2006. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

        Millicom operates in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

        The Board of Directors approved these consolidated financial statements on March 31, 2008. The consolidated financial statements will be ratified by the Annual General Meeting.

2.     SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

2.1   Basis of preparation

        The consolidated financial statements of the Group are presented in US dollars and all values are rounded to the nearest thousand ($000) except when otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities that have been measured at fair value.

        In accordance with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards, the consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union.

        As of December 31, 2007, International Financial Reporting Standards as adopted by the European Union are similar to those published by the International Accounting Standards Board ("IASB"), except for IAS 39—Financial Instruments that has been partially adopted by the European Union and for new standards and interpretations that will be effective in future periods. Since the provisions that have not been adopted by the European Union are not applicable to the Group, the consolidated financial statements comply with both International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB.

        The preparation of financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to exercise its judgment in the process of applying the Group's accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

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

        The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of identifiable net assets of the subsidiary acquired, the difference is recognised directly to the consolidated statements of profit and loss (see accounting policy for Goodwill).

Minority interests

        The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated statements of profit and loss. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the carrying value of the relevant share acquired of the net assets of the subsidiary.

Joint ventures

        Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors of those ventures.

        Entities that are jointly controlled are consolidated using the proportionate method which only includes the Group's share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest in the consolidated financial statements.

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

        The following is a table of the principal currency translation rates to the U.S. dollar as of December 31, 2007 and 2006 and the average rates for the year ended December 31, 2007.

Country	Currency	2007 Average rate	2007 Year-end rate	2006 Year-end rate
Bolivia	Boliviano	7.84	7.64	7.99
Chad	CFA Franc	478.14	448.66	497.45
Colombia	Peso	2,084.69	2,017.23	2,240.00
Ghana	Cedi	0.94	0.97	0.92
Guatemala	Quetzal	7.70	7.66	7.62
Honduras	Lempira	18.90	18.90	18.90
Laos	Kip	9,712.08	9,459.00	9,855.00
Luxembourg	Euro	0.73	0.69	0.76
Mauritius	Rupee	31.32	28.48	32.82
Paraguay	Guarani	5,041.95	4,750.01	5,170.00
Senegal	CFA Franc	478.14	448.66	497.45
Sierra Leone	Leone	2,984.21	2,977.59	2,973.94
Sri Lanka	Rupee	110.39	108.65	107.42
Sweden	Krona	6.73	6.47	6.84
Tanzania	Shilling	1,237.51	1,153.99	1,264.22

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

Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net" Goodwill on acquisition of associates is included in "investments in associates". Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

        Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained. Impairment losses related to goodwill cannot be reversed in future periods.

Licenses

        Licences are shown at historical cost unless acquired in a business combination where the cost is the fair value as at the date of acquisition. Licenses have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the licenses over their estimated useful lives.

        The terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate setting, frequency allocation and technical standards. Licenses are initially measured at cost and are amortised from the date the network is available for use using the straight-line basis over periods of 5 to 20 years depending on the term of the license. Licenses held, subject to certain conditions, are usually renewable and are generally non-exclusive. When determining the useful life of the licenses, management usually does not consider renewal periods since there is no guarantee that the license will be renewed without significant cost (or at no cost). Under the terms of the respective licenses, the joint ventures and subsidiaries are generally entitled to enter into interconnection agreements with operators of both landline and other mobile networks.

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

2.7   Impairment of non-financial assets

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The Group determines the recoverable amount based on the fair value less cost to sell and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions of the time value of money and the risk specific to the asset. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognised in the consolidated statements of profit and loss in those expense categories consistent with the function of the impaired asset.

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

2.8   Other assets

        Other assets include financial assets at fair value through profit or loss, loans and receivables, held to maturity investments or available for sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable costs. Millicom determines the classification of its financial assets upon initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

        All regular purchases and sales of financial assets are recognised on the trade date, the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive the cash flows from the investment have expired or have been transferred and the Group has transferred substantially all the risks and rewards.

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

Held to maturity investments

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

2.10 Inventories

        Inventories (which mainly consist of mobile telephone equipment and related accessories) are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

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

2.14 Derivative financial instruments

        Derivatives are initially recorded at cost and then re-measured to fair value through the consolidated statements of profit and loss.

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

        Where any Group company purchases the Company's equity share capital, the consideration paid including any directly attributable incremental costs is shown under the caption "Treasury share" and deducted from equity attributable to the Company's equity holder until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

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

        The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguishment, conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognised and included in equity, net of income tax effects.

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

2.19 Provisions

        Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

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

Revenues from provision of telecom services

        These recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees and fees from other telecommunications services such as data services, short message services and other value added services. Recurring revenues are recognised on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

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

Value added services

        Revenues from value added services such as text messaging, video messaging, ringtones, games etc, are recognised net of payments to the providers of these services when they are responsible for the contents and for determining the price paid by the subscriber and as such the Group is considered to be acting in substance as an agent only. Where the Group is responsible for the content and determines the price paid by the subscriber then the revenue is recognised gross.

Equipment revenues

        These revenues consist of the sale of handsets and accessories on a stand alone basis (if sold with other services, multiple element arrangements accounting would then apply). Revenue is recognised when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer.

Multiple-element arrangements

        Revenue arrangements with multiple deliverables ("Bundled Offers" such as equipments and services sold together) are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or on the residual method. Revenue is then recognized separately for each unit of accounting.

2.22 Cost of sales

        The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of leased lines, costs of handsets and other accessories sold and royalties. Costs of sales are recorded on an accrual basis.

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

        The cost of these equity-transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

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

        Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference, and the carry-forward of unused tax credits and unused tax losses can be utilised except where the deferred tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting nor taxable profit or loss.

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

2.27 Changes in accounting policies

        The consolidated financial statements as of December 31, 2007 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

        The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial performance or position of the Group. They did however give rise to additional disclosures, including in some cases, revisions to accounting policies.

  •
  IFRS 7 Financial Instruments: Disclosures

  •
  IAS 1 Amendment—Presentation of Financial Statements

  •
  IFRIC 8 Scope of IFRS 2

  •
  IFRIC 9 Reassessment of Embedded Derivatives

  •
  IFRIC 10 Interim Financial Reporting and Impairment

        The principal effects of these changes are as follows:

  •
  IFRS 7 Financial Instruments: Disclosures—This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the consolidated financial statements. While there has been no effect on the financial position or results, comparative information has been revised where needed.

  •
  IAS 1 Presentation of Financial Statements—This amendment requires the Group to make new disclosures to enable users of the consolidated financial statements to evaluate the Group's objectives, policies and processes for managing capital.

  •
  IFRIC 8 Scope of IFRS 2 Share based payments—This interpretation requires IFRS 2 to be applied to any arrangements in which the entity cannot identify specifically some or all of the goods received, in particular where equity instruments are issued for consideration which appears to be less than fair value. This interpretation had no impact on the financial position or performance of the Group.

  •
  IFRIC 9 Reassessment of Embedded Derivatives—IFRIC 9 states that the date to assess the existence of an embedded derivative is the date that an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. This interpretation had no impact on the financial position or performance of the Group.

  •
  IFRIC 10 Interim Financial Reporting and Impairment—The Group adopted IFRIC Interpretation 10 as of 1 January 2007, which requires that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The interpretation had no impact on the financial position or performance of the Group.

        The following IFRS and IFRIC interpretations were issued with an effective date for financial periods beginning on or after March 1, 2007. The Group has chosen not to early adopt these standards and interpretations.

  •
  IFRS 8 Operating Segments—This standard is to be applied for annual periods beginning on or after 1 January 2009. This standard requires disclosure of information about the Group's operating segments and replaced the requirement to determine primary and secondary reporting segments of the Group. The Group does not anticipate any significant impacts on its segmental information as the result of the future adoption of IFRS 8.

  •
  IFRIC 11 IFRS 2—Group and Treasury Share Transactions—This interpretation is to be applied for annual periods beginning on or after 1 March 2007. This interpretation requires arrangements whereby an employee has rights to an entity's equity instruments to be accounted for as an equity-settled scheme, even if the entity chooses or is required to buy the instruments from another party, or the shareholders provide the equity instruments needed. The interpretation also sets out requirements as to how subsidiaries, in their separate financial statements, should account for schemes when their employees receive equity instruments of the parent. The Group does not anticipate any significant impacts on its financial statements as the result of the future adoption.

  •
  IFRIC 12 Service Concession Arrangements—This interpretation is to be applied for annual periods beginning on or after 1 January 2008. The interpretation clarifies that the infrastructure for contractual arrangements arising from entities providing public services should be recognized as financial asset and/or an intangible asset. The Group does not anticipate any significant impacts on its consolidated financial statements.

  •
  IFRIC 13 Customer Loyalty Programmes—This interpretation is to be applied for annual periods beginning on or after 1 July 2008. The interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognised. The Group is assessing the impact of the future adoption.

  •
  IAS 1R—Presentation of Financial Statements—The revised IAS 1 Presentation of Financial Statements was issued in September 2007 and becomes effective for financial years beginning on or after 1 January 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owners changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expense recognized in profit or loss, together with all other items of recognized income and expense, either in one single line statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

  •
  IAS 23R—Borrowing costs—This standard is to be applied for annual periods beginning on or after 1 January 2009. This amendment eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Accordingly, borrowing costs will be capitalized on qualifying assets with a commencement date after January 1, 2009. As the Group current policy is to capitalize borrowing costs, the adoption of IAS 23R will not have any impact on the Group's consolidated financial statements.

  •
  IFRS 3R—Business combination and IAS 27R—Consolidated and Separate Financial Statements—The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009. IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and the future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority interests.

  •
  IFRS 2—Share-based payments—vesting conditions and cancellations—This amendments to IFRS 2 Share-based payments was published in January 2008 and becomes effective for financial years beginning on or after 1 January 2009. The standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group does not expect significant implications on its accounting for share-based payments as a result of these amendments.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

10% Senior Notes

        In October 2007, Millicom decided that it would redeem the balance of the 10% Senior Notes in December 2008, and pay the contractual redemption premium of 5% (see note 24). Millicom therefore reviewed its estimates of future cash flows, taking into account the 5% pre-payment and the acceleration of the amortization of the unamortized costs. An additional interest expense of $31 million was recorded for the year ended December 31, 2007, which represented the increase in financial liabilities due to this change in estimate. Millicom also reclassified the 10% Senior Notes from non-current to current.

Millicom's operations in Pakistan

        As of December 31, 2006, Millicom was actively engaged in selling its remaining operation in Pakistan, Paktel Limited after having sold its interest in Pakcom Limited. The sale of Paktel Limited was completed on February 13, 2007. Since Millicom was exiting this geographical area of operation, both Paktel Limited and Pakcom Limited were classified as discontinued operations. Pakcom Limited was classified as an asset held for sale in the 2005 financial statements but not as a discontinued operation since Millicom still intended to operate in Pakistan at the end of 2005 through Paktel Limited.

Contingent liabilities

        Contingent liabilities are potential liabilities that arise from past events whose existence will be confirmed only by the occurrence or non occurrence of one or more uncertain future events not wholly within the control of Millicom. Provisions for liabilities are recorded when a loss is considered probable and can be reasonably estimated. The determination of whether or not a provision should be recorded for any potential liabilities is based on management's judgment.

Estimates

        Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of impairments, provisions related to taxes and litigation risks. These estimates are subject to change as new information becomes available and changes subsequent to these estimates may significantly affect future operating results.

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

        Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies (see note 13).

        For our critical accounting estimates reference is made to the relevant individual notes to these consolidated financial statements, more specifically note 4—Acquisition of subsidiaries, joint ventures and minority interests; note 13—Taxes; note 15—Intangible assets, note 16—Property, plant and equipment, note 18—Trade receivables, note 22—Share based compensation (relating to the long term incentive plan) and note 28—Commitments and contingencies.

4.     ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

Year ended December 31, 2007

        Millicom did not acquire any subsidiaries, joint ventures or minority interests during the year ended December 31, 2007.

Year ended December 31, 2006

        Millicom acquired the following subsidiaries, joint ventures and minority interests during the year ended December 31, 2006:

	Net acquisition cost	Net cash acquired	Total
	US$ '000	US$ '000	US$ '000
Colombia Móvil S.A.	(124,148)	151,080	26,932
Telefonica Celular del Paraguay S.A.	(5,000)	—	(5,000)
Sentel GSM	(35,200)	—	(35,200)
Millicom Sierra Leone Limited	(1,500)	—	(1,500)
Millicom Tanzania Limited	(20,000)	—	(20,000)

Total	(185,848)	151,080	(34,768)

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

(iii)
Contingent liabilities relate to existing litigations at the time of the acquisition. The founding shareholders of Colombia Movil S.A. committed to reimburse the operation for any payments that need to be made relating to litigations existing at the time of the acquisition therefore a corresponding financial asset has been recorded.

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

        In 2007, the Group reversed $23.4 million of goodwill as a result of the recognition of deferred tax assets in respect of tax losses carried forward (see note 13).

Telefonica Celular del Paraguay S.A

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

Sentel GSM

        On March 14, 2006, Millicom purchased for a total consideration of $35.2 million the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership. Millicom recognised goodwill of $31.5 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

Millicom Sierra Leone Limited

        On February 1, 2006, Millicom paid $1.5 million as the second instalment in respect of the acquisition on December 16, 2005 of 30% of the shares in Millicom Sierra Leone Limited.

Millicom Tanzania Limited

        On January 23, 2006, Millicom purchased for a total consideration of $20.0 million the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership. Millicom recognised goodwill of $15.9 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

Year ended December 31, 2005

        Millicom acquired the following subsidiaries, joint ventures and minority interests during the year ended December 31, 2005:

	Net acquisition cost	Net cash acquired	Total
	US$ '000	US$ '000	US$ '000
Oasis S.P.R.L.	(35,000)	864	(34,136)
Telefonica Celular	(20,000)	3,386	(16,614)
Millicom Sierra Leone Limited	(1,500)	—	(1,500)
Millicom (Ghana) Limited	(20,000)	—	(20,000)

Total	(76,500)	4,250	(72,250)

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

        The remaining goodwill was attributed to the profitability potential of the acquired business and the synergies expected to arise from the Group's acquisition of Oasis.

Telefonica Celular

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

        At the time of the additional acquisition, for the valuation of the identifiable assets and liabilities Millicom has involved a third party valuation specialist. In accordance with the provisions of IFRS 3, as the initial fair value computation of the identifiable assets and liabilities was in excess of the acquisition cost, Millicom reassessed the valuation. After this reassessment the remaining excess of $6.3 million was immediately recognised in the consolidated statements of profit and loss under the caption "Other operating income".

Millicom Sierra Leone Limited

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

Millicom (Ghana) Limited

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

5.     DISPOSALS OF SUBSIDIARIES AND JOINT VENTURES

        The gains from sales of subsidiaries and joint ventures during the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
From continuing operations	—	8,099	1,269
From discontinued operations	258,346	738	—

Total	258,346	8,837	1,269

Year ended December 31, 2007

        In 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $284.8 million realising a net gain of $258.3 million. Millicom incurred costs of $14.2 million on the transaction and of the net proceeds of $270.6 million, Millicom received $263.0 million in 2007 and the remaining $7.6 million in January 2008 (see note 6).

Year ended December 31, 2006

        As part of the sale of Pakcom Limited (see note 6), Millicom transferred in 2006 for $1 of consideration 10% of its ownership in Paktel Limited to the Arfeen Group, reducing Millicom's ownership in Paktel Limited to 88.9%. No gain or loss was recorded on the disposal.

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

        Millicom sold other minor subsidiaries and other joint-ventures, including its operation in Peru which has been treated as a discontinued operation, for $6.4 million net proceeds resulting in a gain of $2.7 million. Cash disposed in the sale of those companies amounted to $2.4 million.

Year ended December 31, 2005

        In 2005, Millicom completed the sale of Millicom Chile S.A., which held certain rights in Chile, for net total proceeds of $0.9 million, realizing a net gain of $0.9 million.

        In 2005, Millicom disposed of or liquidated a number of other minor subsidiaries for nil net proceeds, realizing a net gain of $0.4 million.

        The impact of the above-mentioned disposals and the carrying amounts at the date of disposal of the assets and liabilities disposed of during the years ended December 31, 2007 and 2006 were as follows:

	2007	2006
	US$ '000	US$ '000
Property, plant and equipment	—	1,517
Financial assets—available for sale	—	2,977
Financial assets—other	—	18
Current assets	—	1,197
Assets held for sale	404,442	257,765
Non current liabilities	—	(2,947)
Current liabilities	—	(2,483)
Liabilities directly associated with assets held for sale	(392,158)	(253,541)
Loans written-off	—	(6,939)

	12,284	(2,436)
Gain on sale	258,346	8,837

Total net sales price, in cash and cash equivalents	270,630	6,401

Less: Cash disposed	—	(2,397)
Deferred sales proceeds	(7,593)	—

Cash flow on disposal net of cash	263,037	4,004

From continuing operations	—	958
From discontinued operations	263,037	4,962

6.     DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

        The results of discontinued operations for the years ended December 31, 2007, 2006 and 2005 are presented below:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Revenues	6,130	69,125	163,309
Operating expenses(i) (ii)	(5,178)	(106,793)	(235,934)
Gain from disposal	258,346	738	—

Operating profit (loss)	259,298	(36,930)	(72,625)
Non-operating expenses, net	(679)	(38,983)	(29,530)

Profit (loss) before tax	258,619	(75,913)	(102,155)
Tax benefit	—	100	3,895

Profit (loss) for the year attributable to equity holders	258,619	(75,813)	(98,260)

(i)
In 2006, following the sale of Pakcom (see note 5), Millicom reversed an impairment on network equipment for an amount of $5.7 million.

(ii)
In 2006, following the sale of Millicom Peru S.A. (see note 5), Millicom reversed an impairment on a license for an amount of $2.1 million.

        The cash provided (used) by discontinued operations for the years ended December 31, 2007, 2006 and 2005 is presented below:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Net cash (used) provided by operating activities	(2,133)	(30,925)	90,990
Net cash provided (used) by investing activities	263,037	(40,869)	(162,963)
Net cash provided by financing activities	—	11,306	15,161

Cash provided (used) by discontinued operations	260,904	(60,488)	(56,812)

        The following table gives details of non cash investing and financing activities of discontinued operations for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Investing activities
Acquisition of property, plant and equipment	—	(62,177)	—
Acquisition of licenses	—	—	(217,885)
Financing activities
Vendor financing	—	62,177	—
License payable	—	—	217,885

Pakcom Limited and Paktel Limited

        In November 2006, Millicom decided to exit from its remaining business in Pakistan, Paktel Limited, and, as a result Paktel Limited and Pakcom Limited have been classified as discontinued operations. In addition as at December 31, 2006 the assets and liabilities of Paktel Limited are disclosed under the captions "Assets held for sale" and "Liabilities directly associated with assets held for sale". The sale of Pakcom Limited was completed in June 2006 and the sale of Paktel Limited was completed in February 2007.

Comvik International (Vietnam) A.B.

        Millicom has an 80% equity interest in Comvik International (Vietnam) AB ("Comvik") which had entered into a Business Cooperation Contract ("BCC") with a government-owned company to operate a nationwide cellular GSM network in Vietnam (Mobifone). The BCC expired in May 2005 and Millicom has been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest since before the expiry of the BCC. During the third quarter of 2006, Millicom concluded that it was unlikely that an acceptable agreement would be reached in the near future and therefore classified Comvik as a discontinued operation from that date. Millicom has no other continuing operation in Vietnam. As of December 31, 2006, Comvik was presented as an abandoned operation. As such its assets and liabilities were included under the relevant individual balance sheet captions. All the remaining assets and liabilities were realised and settled in 2007.

Other

        Other operations have been classified as discontinued operations in 2006, consisting mainly of Millicom Peru S.A. All these operations were divested in the second half of 2006 (see note 5).

Assets held for sale

        During the fourth quarter of 2006, Millicom began actively negotiating the sale of its shares in Paktel and therefore it was classified as a disposal group held for sale in the December 31, 2006 balance sheet. As of December 31, 2006, Millicom measured all assets and liabilities of Paktel at book value since the expected selling price was significantly higher. Consequently, no impairment was recognised on the assets of Paktel in 2006. In 2007, Millicom completed the sale of Paktel (see note 5). Paktel was part of the segment Asia.

        The major classes of assets and liabilities classified as held for sale as at December 31, 2007 and 2006 are as follows:

	2007	2006
	US$ '000	US$ '000
Assets
Intangible assets, net	—	187,414
Property, plant and equipment, net	—	192,881
Other non-current Assets	—	500
Trade receivables, net	—	11,148
Inventories	—	494
Other current assets	—	7,501
Cash and cash equivalents	—	7,135

Assets held for sale	—	407,073
Liabilities
Other non-current liabilities	—	107,439
Trade payables	—	33,277
Current tax liabilities	—	3,345
Other current liabilities	—	108,072
Current debt and other financing	—	77,576
Non-current debt and other financing	—	64,330

Liabilities directly associated with assets held for sale	—	394,039

Net assets directly associated with disposal group	—	13,034

7.     SUBSIDIARIES

        The Group has the following significant subsidiaries, which are consolidated:

Name of the company	Country	Holding December 31, 2007	Holding December 31, 2006
		% of ownership interest	% of ownership interest
Central America
Telemóvil El Salvador S.A.	El Salvador	100.0	100.0
South America
Telefónica Celular de Bolivia S.A.	Bolivia	100.0	100.0
Telefónica Celular del Paraguay S.A.(i)	Paraguay	100.0	100.0
Colombia Móvil S.A. E.S.P.(i)	Colombia	50.0 + 1 share	50.0 + 1 share
Africa
Millicom Ghana Company Limited(i)	Ghana	100.0	100.0
Sentel GSM S.A.(i)	Senegal	100.0	100.0
Millicom (S.L.) Limited(i)	Sierra Leone	100.0	100.0
MIC Tanzania Limited(i)	Tanzania	100.0	100.0
Oasis S.P.R.L.(i)	Democratic Republic of Congo	100.0	100.0
Millicom Tchad S.A.	Chad	87.5	87.5
Asia
Millicom Lao Co. Limited	Lao People's Democratic Republic	74.1	74.1
Paktel Limited(ii)	Pakistan	—	88.9
Tigo (Pvt) Limited	Sri Lanka	99.9	99.9
Unallocated
Millicom International Operations S.A.	Luxembourg	100.0	100.0
Millicom International Operations B.V.	Netherlands	100.0	100.0
MIC Latin America B.V.	Netherlands	100.0	100.0
Millicom Africa B.V.	Netherlands	100.0	100.0
Millicom Holding B.V.	Netherlands	100.0	100.0

(i)
See note 4.

(ii)
See notes 3, 5 and 6.

8.     INTERESTS IN JOINT VENTURES

        The Group has the following significant joint venture companies, which are proportionally consolidated:

Name of the company	Country	Holding December 31, 2007	Holding December 31, 2006
		% of ownership interest	% of ownership interest
Central America
Comunicaciones Celulares S.A.	Guatemala	55.0	55.0
Telefónica Celular S.A.	Honduras	66.7	66.7
Africa
Emtel Limited	Mauritius	50.0	50.0
Asia
Cam GSM Company Limited	Cambodia	58.4	58.4

        The share of assets and liabilities of the jointly controlled entities at December 31, 2007 and 2006, which are included in the consolidated financial statements, are as follows:

	2007	2006
	US$ '000	US$ '000
Current assets	184,202	145,271
Non-current assets	489,301	320,934

Total assets	673,503	466,205

Current liabilities	263,876	197,238
Non-current liabilities	96,207	52,777

Total liabilities	360,083	250,015

        The share of revenues and operating expenses of the jointly controlled entities for the years ended December 31, 2007, 2006 and 2005, which are included in the consolidated financial statements, are as follows:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Revenues	901,564	625,544	365,671
Total operating expenses	(483,430)	(365,826)	(237,439)

Operating profit	418,134	259,718	128,232

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

        For segmental information on investment in associates and profit from associates (see note 17).

Primary Reporting Format—Geographical Segments

        The Group operates in 16 countries within four regions: Central America, South America, Africa and Asia.

        The following tables present revenues, operating profit/ (loss) and other segment information for the years ended December 31, 2007, 2006 and 2005:

December 31, 2007	Central America	South America	Africa	Asia	Unallocated item	Total Continuing Operations	Discontinued Operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,149,368	809,881	476,593	194,772	—	2,630,614	6,130	—	2,636,744

Operating profit/(loss)	526,369	106,591	57,939	41,041	(69,014)	662,926	259,298	—	922,224
Add back:
Depreciation and amortization	80,695	144,704	91,375	37,927	239	354,940	—	—	354,940
Loss on disposal and impairment of property, plant and equipment	1,083	1,937	251	588	(44)	3,815	—	—	3,815
Reduction of goodwill	—	23,358	—	—	—	23,358	—	—	23,358
Corporate costs	—	—	—	—	49,591	49,591	—	—	49,591
Share based compensation	—	—	—	—	19,228	19,228	—	—	19,228
Gain on disposal of subsidiaries and joint ventures, net	—	—	—	—	—	—	(258,346)	—	(258,346)

Adjusted operating profit(i)	608,147	276,590	149,565	79,556	—	1,113,858	952	—	1,114,810

Total Assets	1,086,366	1,143,305	1,046,669	299,976	1,087,774	4,664,090	—	(250,264)	4,413,826

Total Liabilities	521,285	859,455	947,234	227,936	875,084	3,430,994	—	(385,504)	3,045,490

Additions to:
Property, plant and equipment	282,312	319,861	339,669	93,354	926	1,036,122	38	—	1,036,160
Intangible assets	9,366	5,216	3,323	594	943	19,442	—	—	19,442

Capital expenditure	291,678	325,077	342,992	93,948	1,869	1,055,564	38	—	1,055,602

December 31, 2006	Central America	South America	Africa	Asia	Unallocated item	Total Continuing Operations	Discontinued Operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	796,111	321,038	312,105	146,846	—	1,576,100	69,125	—	1,645,225

Operating profit/(loss)	334,923	49,657	63,143	36,070	(42,505)	441,288	(36,930)	—	404,358
Add back:
Depreciation and amortization	79,242	68,335	56,763	24,701	200	229,241	28,516	—	257,757
Loss on disposal and impairment of property, plant and equipment	1,265	26	2,666	357	141	4,455	(7,850)	—	(3,395)
Corporate costs	—	—	—	—	37,413	37,413	—	—	37,413
Share based compensation	—	—	—	—	12,850	12,850	—	—	12,850
Gain on disposal of subsidiaries and joint ventures, net	—	—	—	—	(8,099)	(8,099)	—	—	(8,099)
Other items	—	—	—	—	—	—	3,340	—	3,340

Adjusted operating profit(i)	415,430	118,018	122,572	61,128	—	717,148	(12,924)	—	704,224

Total Assets	771,553	941,133	699,532	209,022	468,000	3,089,240	428,663	(196,909)	3,320,994

Total Liabilities	363,829	641,522	585,753	153,585	887,255	2,631,944	540,968	(434,306)	2,738,606

Additions to:
Property, plant and equipment	176,769	71,495	263,579	104,596	68	616,507	107,901	—	724,408
Intangible assets	25,880	2,154	251	5,488	—	33,773	—	—	33,773

Capital expenditure	202,649	73,649	263,830	110,084	68	650,280	107,901	—	758,181

December 31, 2005	Central America	South America	Africa	Asia	Unallocated item	Total Continuing Operations	Discontinued Operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	452,600	141,655	204,397	124,128	—	922,780	163,309	—	1,086,089

Operating profit/(loss)	177,012	29,555	55,440	33,418	(20,056)	275,369	(72,625)	—	202,744
Add back:
Depreciation and amortization	61,420	26,961	32,340	20,422	143	141,286	77,070	—	218,356
Loss on disposal and impairment of property, plant and equipment	875	137	387	127	968	2,494	52,155	—	54,649
Corporate costs	—	—	—	—	22,994	22,994	—	—	22,994
Share based compensation	—	—	—	—	3,075	3,075	—	—	3,075
Gain on disposal of subsidiaries and joint ventures, net	—	—	—	—	(1,269)	(1,269)	—	—	(1,269)
Other items	—	—	—	—	(5,855)	(5,855)	1,385	—	(4,470)

Adjusted operating profit(i)	239,307	56,653	88,167	53,967	—	438,094	57,985	—	496,079

Total Assets	430,747	158,393	373,737	146,909	862,330	1,972,116	637,103	(49,563)	2,559,656

Total Liabilities	138,018	96,896	306,210	101,472	1,177,754	1,820,350	664,999	(259,477)	2,225,872

Additions to:
Property, plant and equipment	78,503	30,048	110,285	39,188	36	258,060	91,685	—	349,745
Intangible assets	3,579	450	2,992	378	784	8,183	218,012	—	226,195
Capital expenditure	82,082	30,498	113,277	39,566	820	266,243	309,697	—	575,940

(i)
Adjusted operating profit is the measure used by the management to monitor the segmental performance.

10.   ANALYSIS OF OPERATING PROFIT

        The Group's operating income and expenses from continuing operations analysed by nature of expense is as follows:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Revenues	2,630,614	1,576,100	922,780
Cost of rendering telecommunication services	(689,634)	(433,878)	(263,807)
Depreciation and amortization (notes 9,15 and 16)	(354,940)	(229,241)	(141,286)
Dealer commissions	(214,959)	(120,327)	(58,870)
Advertising and promotion	(113,010)	(46,275)	(25,264)
Phone subsidies	(112,777)	(56,695)	(26,325)
Employee related costs (note 11)	(169,589)	(97,005)	(51,810)
Operating lease expense (note 28)	(47,681)	(23,517)	(15,012)
External services	(52,143)	(32,329)	(17,064)
Network maintenance	(47,553)	(24,607)	(16,653)
Utilities	(46,193)	(25,521)	(14,634)
Reduction of goodwill (notes 9 and 15)	(23,358)	—	—
Loss on disposal of assets (note 9)	(2,064)	(1,503)	(2,494)
Impairment of assets (notes 9 and 16)	(1,751)	(2,952)	—
Other operating income	—	4,036	15,412
Gain from sale of subsiariaries and joint ventures, net	—	8,099	1,269
Other expenses	(92,036)	(53,097)	(30,873)

Operating profit	662,926	441,288	275,369

11.   EMPLOYEE RELATED COSTS

        Employee related costs are comprised of the following:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Wages and salaries	(118,792)	(65,179)	(39,691)
Social security	(13,578)	(6,497)	(3,006)
Share based compensation (see note 22)	(19,228)	(12,850)	(3,075)
Other employee related costs(i)	(17,991)	(12,479)	(6,038)

Total	(169,589)	(97,005)	(51,810)

(i)
Includes pension costs, other benefits and training costs.

        The average number of permanent employees during the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Continuing operations	4,768	3,243	2,386
Discontinued operations	—	450	552

Total average number of permanent employees	4,768	3,693	2,938

12.   OTHER NON-OPERATING INCOME (EXPENSES), NET

        The Group's other non-operating income (expenses), net is comprised of the following:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Valuation movement on financial assets:
Tele2 A.B.—"B" shares	—	(36,386)	(63,356)
Embedded derivative on the 5% Mandatory Exchangeable Notes	—	66,095	(5,978)
Other financial derivatives	—	(785)	681
Exchange gain/(loss) on the 5% Mandatory Exchangeable Notes	—	(35,616)	60,591
Loss on repurchase of the 10% Senior Notes (see note 24)	(4,961)	—	—
Other exchange gains/(losses)	15,133	5,506	(4,745)

Other non operating income (expenses), net	10,172	(1,186)	(12,807)

13.   TAXES

        Group taxes are mainly comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2007, 2006 or 2005.

        The effective tax rate on continuing operations is approximately 16% (2006: 33%, 2005: 40%). Currently Millicom operations are in jurisdictions with income tax rates of 10% to 40% (2006: 10% to 40%, 2005: 15% to 35%).

        The reconciliation between the weighted average statutory tax rate and the effective average tax rate is as follows:

	2007	2006	2005
	%	%	%
Weighted average statutory tax rate(i)	23	24	27
Taxes based on revenue	(10)	(5)	(3)
Recognition of previously unrecorded tax losses	(11)	(1)	(1)
Unrecognised current year tax losses(ii)	10	11	13
Withholding taxes on transfers between operating and non operating entities	4	4	4

Effective tax rate(iii)	16	33	40

(i)
The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit or loss before tax, by the aggregate profit before tax.

(ii)
Unrecognised current year tax losses mainly consist of tax losses at the Company level and tax losses recorded in the Group's operations in the Democratic Republic of Congo and Sierra Leone (2006: Colombia, the Democratic Republic of Congo and Sierra Leone, 2005: Chad, the Democratic Republic of Congo and Sierra Leone).

(iii)
The variation in the effective tax rate is mainly due to the recognition of deferred tax assets for tax loss carry forwards in Colombia (see below).

        In October 2006, the Group acquired Colombia Móvil (see note 4). At the time of acquisition, Colombia Móvil had tax loss carry forwards. When completing the purchase price allocation, Millicom assessed that it was not probable that these tax loss carry-forwards would be used. Thus no deferred tax asset was recognized on acquisition. Given the 2007 actual results of Colombia Móvil and its forecasted performance, Colombia Móvil is expected to be profitable in the foreseeable future. Accordingly, an amount of $85.8 million was recorded in deferred tax assets corresponding to $39.0 million related to tax losses after the acquisition and $46.8 million related to tax losses prior to the acquisition. Management has estimated that these tax losses will be used against future taxable profit. As part of these losses existed at the time of acquisition some of the goodwill recorded at acquisition was reversed resulting in an expense of $23.4 million in 2007 recorded under the caption "other operating expenses".

        The charge for income taxes from continuing operations is shown in the following table and recognises that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Current income tax charge	(172,869)	(117,128)	(65,235)
Net deferred income tax benefit/(charge)	85,792	(1,077)	(3,560)

Charge for taxes	(87,077)	(118,205)	(68,795)

        The tax effects of significant items comprising the Group's net deferred income tax asset and liability as of December 31, 2007 and 2006 are as follows:

	Consolidated balance sheet		Consolidated income statement
	2007	2006	2007	2006
	US$ '000	US$ '000	US$ '000	US$ '000
Deferred income tax assets:
Loss carryforwards	85,812	—	85,812	—
Temporary differences:
Provision for doubtful debtors	1,117	1,002	115	(63)
Temporary differences between book and tax basis of intangible assets and property, plant and equipment	3,621	962	2,659	518
Temporary differences between book and tax basis of other assets and liabilties	6,994	1,742	5,252	1,168

	97,544	3,706

Deferred income tax liabilities:
Temporary differences between book and tax basis of fixed assets	(42,825)	(36,160)	(6,665)	(4,327)
Provision for doubtful debtors	1,008	1,525	(517)	1,339
Other temporary differences	(597)	267	(864)	288

	(42,414)	(34,368)

Deferred income tax benefit/(expense)			85,792	(1,077)

        Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        No deferred tax liability has been recognised in respect of $1,095.0 million (2006: $753.1 million) of unremitted earnings of subsidiaries, joint ventures and associates because the Group is in a position to control the timing of the reversal of the temporary difference and it is unlikely that such differences will reverse in the foreseeable future. Furthermore, it is not practicable to estimate the amount of unrecognized deferred tax liabilities in respect of these unremitted earnings.

        Unrecognised net operating losses and other tax loss carryforwards relating to the subsidiaries of Millicom, amounted to $153.8 million as at December 31, 2007 (2006: $317.7 million, 2005: $97.1 million) with expiry periods of between 1 and 7 years except for $34.0 million where the losses do not expire. In addition the Company has unrecognized net operating losses of $1,940 million (2006: $1,564 million) which do not expire.

14.   EARNINGS PER SHARE

        Basic earnings per share amounts are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of shares outstanding during the year.

        Diluted earnings per share amounts are calculated by dividing the net profit attributable to equity holders of the Company (after deducting interest on the convertible notes if the conversion of these notes would be dilutive) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of dilutive potential shares.

        The following reflects the net profit and share data used in the basic and diluted earnings per share computations:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Basic
Net profit attributable to equity holders from continuing operations	439,088	244,311	96,795
Net profit/(loss) attributable to equity holders from discontinued operations	258,054	(75,364)	(86,518)
Net profit attributable to equity holders used to determine the basic earnings per share	697,142	168,947	10,277
Diluted
Net profit attributable to equity holders from continuing operations	439,088	244,311	96,795
Interest expense on convertible debt (note 24)	16,640	—	—
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share	455,728	244,311	96,795
Net profit/(loss) attributable to equity holders from discontinued operations	258,054	(75,364)	(86,518)
Net profit attributable to equity holders used to determine the diluted earnings per share	713,782	168,947	10,277

	2007	2006	2005
	'000	'000	'000
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	101,088	100,361	98,803
Effect of dilution:
Potential incremental shares as a result of share options(i)	1,250	1,010	1,118
Assumed conversion of convertible debt(ii)	5,709	—	—
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution(i)	108,047	101,371	99,921

(i)
For the years ended December 31, 2007 and 2006, the Group included all share options in the computation of diluted earnings per share. For the year ended December 31, 2005 the Group excluded 956,136 options from the computation of diluted earnings per share as they were not dilutive.

(ii)
For the years ended December 31, 2006 and 2005, the effect of the conversion of the 4% Convertible Notes has not been reported because to do so would have been anti-dilutive (see note 24).

        To calculate earnings per share amounts for the discontinued operations, the weighted average number of shares for both basic and diluted amounts is as per the table above.

15.   INTANGIBLE ASSETS

        The movements in intangible assets in 2007 were as follows:

	Goodwill	Licences	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	196,178	165,222	121,375	482,775
Additions	—	7,064	12,378	19,442
Amortisation charge(i)	—	(24,918)	(24,087)	(49,005)
Reduction of goodwill(i) (notes 9 and 13)	(23,358)	—	—	(23,358)
Other movements	—	—	7,780	7,780
Exchange rate movements	11,037	7,486	11,345	29,868

Closing balance, net	183,857	154,854	128,791	467,502
As at December 31, 2007
Cost or valuation	183,857	213,043	170,909	567,809
Accumulated amortisation	—	(58,189)	(42,118)	(100,307)

Net	183,857	154,854	128,791	467,502

        The movements in intangible assets in 2006 were as follows:

	Goodwill	Licences	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	77,351	271,937	24,199	373,487
Additions	—	32,520	1,253	33,773
Changes in the composition of the Group (note 4)(ii)	112,724	71,124	105,000	288,848
Amortisation charge(i)	—	(26,354)	(13,317)	(39,671)
Other movements	—	—	(2,745)	(2,745)
Exchange rate movements	6,409	3,103	6,985	16,497
Transfer to assets held for sale, net (note 6)	(306)	(187,108)	—	(187,414)

Closing balance, net	196,178	165,222	121,375	482,775
As at December 31, 2006
Cost or valuation	196,178	208,760	136,213	541,151
Accumulated amortisation	—	(43,538)	(14,838)	(58,376)

Net	196,178	165,222	121,375	482,775

(i)
The reduction of goodwill is recorded under the caption "Other operating expenses" and the amortisation charge for licenses and other is recorded under the caption "General and administrative expenses".

(ii)
Movement in goodwill represents $62.2 million of goodwill from the acquisition of 50% of Colombia Movil, $15.9 million of goodwill from the acquisition of 15.6% of Millicom Tanzania Limited, $31.5 million of goodwill from the acquisition of 25% of Sentel GSM and $3.1 million of goodwill from the acquisition of 4% of Telefonica Celular de Paraguay S.A.

        The following table provides details of cash used for additions to intangible assets:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Additions	19,442	33,773	226,195
Additions from Discontinued Operations	—	—	(218,012)

Subtotal	19,442	33,773	8,183
License installments	6,374	6,717	—

Cash used from continuing operations for additions from intangible assets	25,816	40,490	8,183

Impairment test of goodwill

        For the year ended December 31, 2007, management tested for the impairment of all goodwill. The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated.

        The recoverable amount of a cash-generating unit is determined based on discounted cash flow calculation. The cash flow projections used (EBITDA margins, income tax, working capital, capital expenditure and license renewal cost) are extracted from financial budgets approved by the management covering a period of 3 years. The planning horizon reflects industry practice in the countries where the Group operates. Cash flows beyond this period are extrapolated using a perpetual growth rate of 1.5%. The cash flows are discounted using suitable discount and growth rates. No impairment losses were recorded on goodwill for the years ended December 31, 2007 and 2006.

        The allocation of goodwill to cash generating units, net of exchange rate movements, is shown below:

	2007	2006
	US$ '000	US$ '000
Millicom's operations in:
Colombia(i)	49,731	66,523
El Salvador	42,053	42,053
Ghana	18,780	19,811
Senegal	38,430	34,661
Tanzania	16,233	14,818
Other	18,630	18,312

Total goodwill	183,857	196,178

(i)
An amount of $23.4 million of goodwill has been reversed in Colombia as a result of deferred tax assets recognised in 2007 on pre-acquisition tax loss carry forwards (see note 13).

        The recoverable amounts have been determined for the cash generating units based on the following discount rates for the years ended December 31, 2007 and 2006:

Discount rate after tax
	2007	2006
Central America	11.9%–13.1%	11.5%–13.8%
South America	11.0%–14.1%	11.8%–15.3%
Africa	12.8%–16.1%	11.5%–20.9%
Asia	13.0%–15.3%	12.5%–16.8%

16.   PROPERTY, PLANT AND EQUIPMENT

        The movements in 2007 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	933,381	32,628	231,638	69,512	1,267,159
Additions	62,765	3,336	948,238	21,821	1,036,160
Disposals	(5,551)	(139)	—	(227)	(5,917)
Impairments(ii)	(1,722)	—	—	(29)	(1,751)
Depreciation charge(iii)	(286,497)	(1,385)	—	(18,053)	(305,935)
Asset retirement obligations	10,690	—	4,615	—	15,305
Other movements	(7,780)	—	—	—	(7,780)
Transfers	792,292	16,199	(808,491)	—	—
Exchange rate movements	59,425	1,340	5,984	2,132	68,881

Closing Balance	1,557,003	51,979	381,984	75,156	2,066,122

As at December 31, 2007
Cost or valuation	2,228,969	64,883	381,984	130,300	2,806,136
Accumulated depreciation	(671,966)	(12,904)	—	(55,144)	(740,014)

Net	1,557,003	51,979	381,984	75,156	2,066,122

        The movements in 2006 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	451,180	21,093	156,090	43,411	671,774
Additions	20,479	6,420	647,435	50,074	724,408
Disposals	(958)	(84)	—	(461)	(1,503)
Change in composition of the Group (notes 4 and 5)	199,030	(1,134)	43,878	1,994	243,768
Impairments(iv)	(2,952)	—	—	—	(2,952)
Depreciation charge(iii)	(193,416)	(2,464)	—	(22,206)	(218,086)
Asset retirement obligations	16,378	—	—	—	16,378
Transfers	558,999	8,661	(567,660)	—	—
Exchange rate movements	22,511	1,016	2,360	366	26,253
Transfer to assets held for sale (note 6)	(137,870)	(880)	(50,465)	(3,666)	(192,881)

Closing Balance	933,381	32,628	231,638	69,512	1,267,159

As at December 31, 2006
Cost or valuation	1,517,557	41,780	231,638	144,927	1,935,902
Accumulated depreciation	(584,176)	(9,152)	—	(75,415)	(668,743)

Net	933,381	32,628	231,638	69,512	1,267,159

(i)
The caption "Other" mainly includes office equipment and motor vehicles.

(ii)
For the year ended December 31, 2007, Millicom recorded an impairment charge of $1.7 million for network equipment, mainly related to its operation in Bolivia.

(iii)
The depreciation charge for network equipment is recorded under the caption "Cost of sales" and the depreciation charge for land and buildings and other is recorded under the caption "General and administrative expenses".

(iv)
For the year ended December 31, 2006, Millicom recorded an impairment charge of $3 million related to the network equipment in its operations in Sierra Leone, Mauritius and Laos.

        The amount of borrowing costs capitalized for the year ended December 31, 2007 was $5.8 million (2006: $4.5 million).

        The following table provides details of cash used for the purchase of property, plant and equipment:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Additions	1,036,160	724,408	349,745
Additions from discontinued Operations	(38)	(107,901)	(91,685)

Subtotal	1,036,122	616,507	258,060

Suppliers advances	20,055	40,171	—
Change in capex payable	(171,809)	(128,124)	(61,590)
Vendor financing (see note 27)	(23,041)	(65,870)	—

Cash used from continuing operations for purchase of property, plant and equipment	861,327	462,684	196,470

17.   INVESTMENT IN ASSOCIATES

        As at December 31, 2007 and 2006 the principal associates are Navega.com S.A., which is unlisted, and Metrored S.A., which is a subsidiary of Navega.com S.A.

        Navega.com S.A. is 45% owned by Millicom's joint venture in Guatemala of which Millicom holds 55.0% (see note 8). Metrored S.A. is 51% owned by Navega.com S.A. and 49% owned by Millicom's joint venture in Honduras of which Millicom holds 66.7% (see note 8). The following table provides summarised financial information of the Group's investment in associates:

	2007	2006
	US$ '000	US$ '000
Opening balance(i)	6,838	5,367
Share of profit(i),(ii)	4,400	1,483
Exchange rate movements	(4)	(12)

Closing balance(i)	11,234	6,838

(i)
All amounts relate to the Central America segment.

(ii)
Share of profit is after taxes and minority interest of associates.

        The Group's share of revenues and net profits of its principal associates and its share of the assets and liabilities are as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit	% interest held
		US$ '000	US$ '000	US$ '000	US$ '000
2007
Navega.com S.A.	Guatemala	16,393	9,640	8,826	3,054	24.7%
Metrored S.A.(i)	Honduras	11,384	6,903	6,848	1,346	45.3%

		27,777	16,543	15,674	4,400

2006
Navega.com S.A.	Guatemala	13,613	9,914	5,802	961	24.7%
Metrored S.A.(i)	Honduras	8,476	5,337	3,976	522	45.3%

		22,089	15,251	9,778	1,483

(i)
Represents Millicom's 32.7% holding in Metrored S.A through its operation in Honduras. Millicom also holds 12.6% of Metrored S.A. through its investment in Navega.com S.A.

18.   TRADE RECEIVABLES

	2007	2006
	US$ '000	US$ '000
Gross trade receivables	259,522	207,067
Less: provisions for impairment of receivables	(35,943)	(21,612)

Trade receivables, net	223,579	185,455

        As at 31 December 2007 and 2006, the ageing analysis of trade receivables is as follows:

		Past due but not impaired
	Neither past due nor impaired
		<30 days	30-90 days	>90 days	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
2007
Telecom operators	72,249	27,735	21,069	47,726	168,779
Own subscribers	21,698	6,099	2,148	3,017	32,962
Others	16,277	3,045	1,952	564	21,838

Total	110,224	36,879	25,169	51,307	223,579

2006
Telecom operators	79,674	21,173	17,577	15,362	133,786
Own subscribers	23,417	3,630	2,441	2,149	31,637
Others	12,103	5,649	1,735	545	20,032

Total	115,194	30,452	21,753	18,056	185,455

19.   OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2007	2006
	US$ '000	US$ '000
VAT tax sales receivables	20,444	12,581
Pledged deposits	8,233	45,402
Receivables from the sale of Paktel (see note 5)(i)	7,593	—
Other	12,211	15,851

Total other current assets	48,481	73,834

(i)
The amount referred to the net receivable from the buyer of Paktel (see note 5).

20.   CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2007	2006
	US$ '000	US$ '000
Cash and cash equivalents in U.S. dollars	1,050,919	503,869
Cash and cash equivalents in other currencies	123,678	152,823

Total cash and cash equivalents	1,174,597	656,692

21.   SHARE CAPITAL

Share capital and share premium

        The authorised share capital of the Company totals 133,333,200 registered shares (2006: 133,333,200). As at December 31, 2007, the total subscribed and fully paid-in share capital and premium was $417.4 million (2006: $372.5 million) consisting of 102,428,260 (2006: 100,683,880) registered common shares at a par value of $1.50 (2006: $1.50) each.

        In 2007, the Company issued a total of 1,744,380 new shares (2006: 980,282 new shares and 654,852 from treasury share), resulting from:

  •
  1,625,872 new shares (2006: 912,769 new shares and 654,852 from treasury share) following the exercise of share options;

  •
  89,822 new restricted shares to employees and directors (2006: 67,513); and

  •
  28,686 new shares following the conversion of $1 million of 4% Convertible Notes.

        At the Company's Annual General Meeting in May 2006, the shareholders voted to transfer $101.9 million of the share premium account to the statutory accumulated losses.

22.   SHARE BASED COMPENSATION

Share options

        Up until May 30, 2006, share options were granted to directors, senior executives, officers and selected employees. The exercise price of the granted options was equal to or higher than the market price of the shares on the date of grant. The options were conditional on the employee or Director completing one to five years service (the vesting period). The options were exercisable starting from one year to five years from the grant date. The options have a contractual option term of six years from the grant date for employees and of twenty years for directors (amended in 2005). Share options grants for directors prior to 2005 had an indefinite life. Shares issued when share options are exercised have the same rights as common shares.

        The following table summarizes information about share options outstanding at December 31, 2007. The market price of the Company's shares as at December 31, 2007 was $117.94 (2006: $61.64).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2007	Weighted average exercise price	Number outstanding at December 31, 2007
3.32–3.75	3.51	27,552	3.51	27,552
9.00	9.00	10,732	9.00	10,732
20.56	20.56	451,408	20.56	101,979
25.05–29.75	26.37	118,315	26.37	118,315
31.88–35.91	34.06	99,996	34.06	99,996
3.32–35.91	22.60	708,003	24.59	358,574

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2007	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	179,995	25.05–35.91	Exercisable immediately. Options have an indefinite life.
May 2005	76,667	20.56	Exercisable immediately. Options have a twenty year life.
December 2001, December 2002, May 2003 and May 2004	76,600	3.32–25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	274,741	20.56	Exercisable over a five year period in equal installments. Options expire after six years from date of grant.
July 2005 and May 2006	100,000	20.56	Exercisable over a five-year period in equal installments from the start of the fourth year. Options expire after six years from date of grant.

        The following table summarizes the Company's share options as of December 31, 2007, 2006 and 2005, and changes during the years then ended:

	2007		2006		2005
	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options
Outstanding at beginning of year	21.04	2,380,305	15.96	3,812,387	15.56	4,127,547
Granted	—	—	20.56	50,000	20.56	740,740
Expired/forfeited(i)	20.83	(46,430)	28.53	85,539	26.09	(571,381)
Exercised	20.37	(1,625,872)	9.08	(1,567,621)	7.39	(484,519)
Outstanding at end of year	22.60	708,003	21.04	2,380,305	15.96	3,812,387
Exercisable at end of year	24.59	358,574	20.91	1,807,796	15.40	2,321,646

(i)
In 2006, former directors who continue to be employed by related parties of Millicom requested to exercise options that were deemed to be forfeited in prior years. Upon investigation, it was determined that the options should not have been forfeited. Consequently, all exercisable options granted to former directors who continue to be employed by related parties are presented in these financial statements. This has no effect on share-based compensation in the financial statements as at December 31, 2006 and 2005 as the options were granted prior the adoption of IFRS 2—Share-based payment.

        The range of fair value of options granted determined using option pricing models was $6.30 to $8.31 for 2006 and $2.76 to $8.63 for 2005. The significant inputs into the model were share price of $19.21 for 2006 and $17.88 for 2005 at the grant date, exercise price as disclosed above, expected exercise date based on previous exercise behavior for employees and for directors between 1 and 20 years, option contractual term as previously disclosed, annual risk-free interest rate of 3.74% for both 2006 and 2005 and expected share price volatility of 46.5% for both 2006 and 2005 based on statistical analysis of daily share prices over the last 2 years amended for the change in the debt levels of the Company over the same period of time. No new options were granted in 2007.

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

        For the year ended December 31, 2007 Millicom recorded a charge of $0.6 million (2006: $2.8 million; 2005:$3.1 million) related to share options.

Restricted share grants

        Starting on May 30, 2006, the grant of options was replaced by the grant of restricted shares whereby these shares cannot be sold or transferred for 12 months. Grants to directors and employees in 2007 were as follows:

	Number of shares	Share price at date of grant	2007 Expense (US$ '000)
Directors	5,034	85.86	432
Employee share grants relating to 2006	4,017	80.39	323

Total	9,051		755

        Grants to directors and employees in 2006 were as follows:

	Number of shares	Share price at date of grant	2006 Expense (US$ '000)
Directors	10,098	44.58	450
Employees	57,415	33.33	1,913

Total	67,513		2,363

        Compensation expense for the total number of shares awarded to directors was measured on the grant date, the date of the Annual General Meeting of Shareholders on May 29, 2007, using Millicom's closing share price as quoted on the NASDAQ National Market on that date.

        Compensation expense for the total number of shares awarded to employees was measured on the grant date, the date the employees were notified of their individual share allocations on April 4, 2007, using Millicom's closing share price as quoted on the NASDAQ National Market on that date. The shares are subject to a restriction of a one-year holding period. As the shares related to services provided in 2006, they vested immediately on the grant date.

Long term incentive plans

        In May 2006 at the Annual General Meeting a long term incentive plan ("2006 LTIP") was approved although the terms and conditions of the plan were not finalized until 2007. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

        The shares awarded under the 2006 LTIP will vest at the end of a three year period, or performance cycle, subject to specified market and performance conditions related to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The plan has been designed so that the shares normally vest at the end of the three-year performance period. However, for the performance cycle from 2006 through 2008 only, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there could be an additional 40% of shares that vest if further performance targets relating to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin are achieved.

        The total charge for the above plan is estimated at $24.9 million which will be recorded over the service period. Since the plan was approved at the Annual General Meeting in May 2006 and, as such, the employees became aware of the intention to issue the plan at that date, a charge of $7.7 million was recorded in 2006. 57,957 shares were issued in 2007 representing the grants that vested on December 31, 2006. For the year ended December 31, 2007 a charge of $11 million was recorded..

        A new long term incentive plan covering 2007-2009 ("2007 LTIP") was approved by the Board on March 15, 2007. This plan consists of two elements: performance share plan and a matching share award plan.

        The shares awarded under the performance share plan will vest at the end of a three year period, or performance cycle, subject to performance conditions related to Millicom's "earnings per share". The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, or performance cycle subject to market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of six similar mobile telephony companies during the three-year performance cycle of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

        The total charge for the above plans is estimated at $24.2 million ($15.8 million for the performance shares and $8.4 million for the matching share award plan) which will be recorded over the service period. A charge of $4.5 million has been recorded in 2007 in respect of the performance shares and $2.4 million in respect to the matching share award plan.

        The number of share awards under the long term incentive plans is as follows:

	Matching share award plan 2007	Performance shares 2007	Performance shares 2006
Maximum share awards	187,470	250,700	446,600
Revision for expected forfeitures	(26,738)	(35,756)	(72,053)
Revision for expectations in respect of performance conditions	—	—	(26,753)
Shares issued	—	—	(57,957)

Share awards expected to vest	160,732	214,944	289,837

Total share-based compensation expense

        Total share-based compensation for years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Share options	627	2,781	3,075
Restricted share grants	755	2,363	—
2006 LTIP	10,971	7,706	—
2007 LTIP	6,875	—	—

Total share-based compensation expense	19,228	12,850	3,075

23.   OTHER RESERVES

	Legal reserve	Equity-settled transaction reserve	Equity component convertible notes	Currency translation reserve	Revaluation reserve	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
As at January 1, 2005	13,577	2,297	—	(71,116)	—	(55,242)
Fair value adjustment	—	—	—	—	(3,308)	(3,308)
Shares issued via the exercise of share options	—	(462)	—	—	—	(462)
Share based compensation	—	3,075	—	—	—	3,075
4% Convertible Notes—equity component	—	—	39,109	—	—	39,109
Currency translation movement	—	—	—	(5,005)	—	(5,005)

As at December 31, 2005	13,577	4,910	39,109	(76,121)	3,308	(15,217)
Fair value adjustment	—	—	—	—	(3,308)	(3,308)
Net shares issued via the exercise of share options	—	(1,549)	—	—	—	(1,549)
Share based compensation	—	10,487	—	—	—	10,487
Currency translation movement	—	—	—	12,553	—	12,553

As at December 31, 2006	13,577	13,848	39,109	(63,568)	—	2,966
Transfer from retained profit	1,526	—	—	—	—	1,526
Net shares issued via the exercise of share options	—	(3,838)	—	—	—	(3,838)
Share based compensation	—	18,473	—	—	—	18,473
Issuance of shares—2006 LTIP	—	(4,523)	—	—	—	(4,523)
Conversion of part of the 4% Convertible Notes	—	—	(196)	—	—	(196)
Currency translation movement	—	—	—	31,149	—	31,149

As at December 31, 2007	15,103	23,960	38,913	(32,419)	—	45,557

Legal reserve

        On an annual basis, if the Company reports a net profit for the year on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution.

        At the Company's Annual General Meeting in May 2007, the shareholders voted to transfer $1.5 million from retained profits to the legal reserve.

Equity-settled transaction reserve

        The cost of share options is recognised as an increase in the Equity-settled transaction reserve over the period in which the performance and/or service conditions are fulfilled. If the options are subsequently exercised then the cost attributed to these options is transferred from the Equity-settled transaction reserve to the share premium. The reserve will be transferred to the share premium account when the shares vest.

Equity component convertible notes

        The portion of the convertible bond representing the fair value of the conversion option at the time of issue is included in equity reserve (see note 24).

        In October 2007, $1 million of the 4% Convertible Notes were converted into 28,686 shares. The equity component of the 4% Convertible Notes was then reduced by $0.2 million and reclassified to share premium.

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

24.   BORROWINGS

        Borrowings are comprised of the following:

	2007	2006
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	479,826	538,673
4% Convertible Notes—debt component(i)	178,940	171,169
Other Debt and Financing	1,175,525	783,814

Total borrowings	1,834,291	1,493,656

(i)
Excludes the fair value of the equity component.

        Borrowings due after more than one year:

	2007	2006
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	—	538,673
4% Convertible Notes—debt component	—	171,169

	—	709,842
Other debt and financing:
Bank financing	1,061,310	706,745
Vendor financing	17,947	27,923
Finance leases	7,061	4,933

Total non-current other debt and financing	1,086,318	739,601
Less: portion payable within one year	(141,112)	(90,448)

Total other debt and financing due after more than one year	945,206	649,153

        Borrowings due within one year:

	2007	2006
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	479,826	—
4% Convertible Notes—debt component	178,940	—

	658,766	—
Other debt and financing:
Bank financing	83,698	38,167
Vendor financing	5,509	6,046

Total current other debt and financing	89,207	44,213
Portion of non-current debt payable within one year	141,112	90,448

Total other debt and financing due within one year	230,319	134,661

10% Senior Notes

        On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

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

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5.0 million which is recorded under the caption "Other non operating income (expenses), net".

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortised cost of the Notes due to the earlier settlement date.

4% convertible Notes

        In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

        The 4% Convertible Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate is 9.6%.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $38.9 million (2006: $39.1 million) and the value allocated to debt was $178.9 million (2006: $171.2 million).

        As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 ordinary shares.

        On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,622,471 shares. On the same day Millicom repaid in cash the remaining $3 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to approximately $176 million in January 2008 (see note 31). As a result Millicom reclassified the 4% Convertible Notes from non current to current.

Other Debt and Financing

    Millicom's share of total other debt and financing analyzed by country is as follows:

	2007	2006
	US$ '000	US$ '000
Bolivia (i)	41,874	28,241
Chad (ii)	23,830	—
Colombia (iii)	436,670	372,396
Democratic Republic of Congo (iv)	60,877	25,781
El Salvador (v)	199,715	154,223
Ghana (vi)	108,244	38,391
Honduras (vii)	56,961	20,132
Senegal (viii)	62,557	28,367
Sri Lanka (ix)	53,416	34,357
Tanzania (x)	51,471	18,151
Other	79,910	63,775

Total other debt and financing	1,175,525	783,814

Of which:
due after more than 1 year	945,206	649,153
due within 1 year	230,319	134,661

    Significant individual financing facilities are described below:

i)     Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40.0 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20.0 million was provided directly by the FMO. This tranche is repayable over 7 years and bears an interest at $LIBOR rate plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard bank. This tranche is repayable over 5 years and bears interest at $LIBOR plus 2.00%. Both tranches are guaranteed by the Company and were fully drawn as at December 31, 2007.

        As at December 31, 2006, Telecel Bolivia also had $7.2 million outstanding on a financing agreement with the International Finance Corporation granted in 2001 and $15.0 million outstanding on a bridge financing from Standard Bank. Both of these amounts were repaid during 2007.

        In addition to the above, Telecel Bolivia also had $1.9 million of other debt and financing outstanding as at December 31, 2007 (2006: $6.0 million).

ii)    Chad

        In May 2007, Millicom Tchad S.A., Millicom's operation in Chad, entered into a $32.0 million, 5 year loan with the China Development Bank to finance equipment purchases from Huawei, an equipment supplier. This loan bears interest at $LIBOR plus 2% and is 100% guaranteed by the Company. As of December 31, 2007, $12.1 million was outstanding under this facility.

        In August 2007, Millicom Tchad S.A. entered into a Euro11.0 million, 5 year loan with PROPARCO (Promotion et participation pour la coopération économique). This loan bears interest at EURIBOR plus 2% and is 100% guaranteed by the Company. As at December 31, 2007, the Euro equivalent of $11.7 million was outstanding under this facility.

iii)   Colombia

        In October 2006, the Company acquired a majority ownership 50% plus 1 share in Colombia Movil S.A. E.S.P. At the time of the acquisition the Company had a COP 168,539 million (approximately $83 million) Hermes guaranteed export credit facility with Citigroup maturing in January 2012 and a COP 309,800 million ($154 million) loan facility arranged by BBVA maturing in November 2009. These facilities bear interest at IPC plus 6.30% and DTF plus 4.15%, respectively and are 100% guaranteed by the minority shareholders. As at December 31, 2007 $53.7 million (2006: $59.1 million) and $94.5 million (2006: 127.7 million) respectively were outstanding under these facilities.

        Colombia Movil S.A. E.S.P. also had local currency loans from the minority shareholders outstanding as at December 31, 2007 of $229.5 million (2006: $185.6 million). These loans bear interest at DTF plus 4.15% and mature between 2011 and 2013.

        In addition, as at December 31, 2007 Colombia Movil S.A. E.S.P. had $57.0 million (2006: $nil) outstanding in respect of local currency 60 day treasury credits from various banks and $2.0 million (2006: $nil) of other debt and financing, in US$and local currency.

iv)    Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106.3 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei, an equipment supplier. The loan bears interest at $LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2007, $55.9 million was outstanding under this facility (2006: $21.5 million) and in addition Oasis had other debt and financing of $5.0 million (2006: $4.3 million).

v)     El Salvador

        In September 2006, Telemovil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $LIBOR plus 1.75%. As of December 31, 2007, $199.7 million of this facility was outstanding (2006: $154.2 million).

vi)    Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60.5 million local 5 year club-deal Facility (Agent Stanbic). The loan bears interest at Libor plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at Libor plus 2.25% was arranged. The local Tranche was fully drawn whereas the outstanding amount under the offshore DFI Tranche amounted to $30.0 million at the end of December 2007.

        In July 2005, Millicom (Ghana) Limited entered into a $20 million loan agreement with Citibank N.A., 75% guaranteed by the Overseas Private Investment Corporation and 100% guaranteed by the Company. This loan bears interest at $LIBOR plus 2.5% and is repayable in 8 semi-annual installments commencing from January 2007. As at December 31, 2007, the outstanding was $15.0 million (2006: $20.0 million).

        In 2006, Millicom (Ghana) Limited entered into a $18.4 million loan from Ericsson Credit B.V., bearing interest at $LIBOR plus 2.5%. This loan was settled in December 2007.

        In addition as at December 31, 2007, Ghana had other debt and financing of $2.7 million (2006: $nil).

vii)  Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with 7 local banks maturing between 2008 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2007 between 7.28% and 10.25% (2006: between 6.38% and 11%). As at December 31, 2007, the outstanding debt under these facilities was $57.0 million (2006: $20.1 million).

viii) Senegal

        In December 2005, Sentel GSM, Millicom's operation in Senegal entered into a XAF12,500 million loan agreement with Crédit Lyonnais Sénégal ("CLS"). This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. The outstanding amount in US$as at December 31, 2007 was $27.9 million (2006: $25.2 million).

        In addition Sentel GSM entered into a 5 year additional Tranche of XAF7,500 million with CLS in July 2007. This tranche bears an 8.5% fixed interest rate and was fully drawn at the end of 2007. The outstanding amount under this additional Tranche in US$as at December 31, 2007 was $17.3 million.

        In September 2006, Sentel GSM additionally entered into a XAF2,500 million bridge loan with the Compagnie Bancaire de l'Afrique Orientale (CBAO). This loan bears a 7% interest rate and matures in March 2008. As of December 31, 2007 $0.7 million (XAF336 million) (2006: $3.2 million (XAF1,611 million)) of this facility was outstanding.

        In addition, in 2007, Sentel GSM entered into two new loans with CBAO amounting in total to XAF7,500 million bearing fixed interest respectively of 6.5% and 8%. These loans were fully drawn as at December 31, 2007 and the amount outstanding was $16.7 million.

ix)   Sri Lanka

        In 2004, Tigo (Pvt) Limited, Millicom's operation in Sri Lanka arranged a five year syndicated loan of LKR 2,000 million (US$18.2 million) through ABN-Amro, 47.5% is ABN-Amro guaranteed which in turn is counter guaranteed by the Company. The loan carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 2.75% which for the year ended December 31, 2007 was approximately 20% (2006: 14%). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. Tigo (Pvt) Limited must repay the loan between 2006 and 2009. The outstanding US$amount as of December 31, 2007 was $9.8 million (2006: $14.6 million).

        In 2006, Tigo (Pvt) Limited entered into a LKR4,200 million (US$38.2 million) facility, 50% is ABN-Amro guaranteed which in turn is counter guaranteed by the Company. This loan matures in December 2011, and bears interest equal to the average weighted prime lending rate plus 1.75% (Tranche A) and plus 1% (Tranche B) approximately 19% and 18% (2006: 16% and 15%). As of December 31, 2007, this facility was fully drawn and the outstanding US$amount was $38.2 million (2006: $12.4 million).

        In addition to the above, Tigo (Pvt) Limited also had $5.4 million (2006: $7.4 million of which $2.0 million was in local currency) of other debt and local financing outstanding as at December 31, 2007.

x)     Tanzania

        In March 2007 Millicom Tanzania Limited, Millicom's operation in Tanzania, entered into a new 5 year Citi-Opic facilities, bearing interest rate of LIBOR plus 2.5%, composed of a $17.4 million $Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2007 amounted to $22.9 million.

        At the same time Millicom Tanzania Limited entered into a 5 year $10 million Term Loan with Barclays bearing interest of LIBOR plus 3% and a 5 year $16.5 million vendor financing with Ericsson credit AB, priced at LIBOR plus 2.5%. The amount outstanding as at December 31, 2007 was $8.5 million under the Barclays loan and $14.0 million under the Ericsson loan.

        In addition to the above, Millicom Tanzania Limited also had $6.1 million (2006: $18.1 million) of other debt and financing outstanding as at December 31, 2007.

Fair value of financial liabilities

        Borrowings are recorded at amortised cost. The fair value of borrowings as at December 31, 2007 and 2006 is as follows:

	2007	2006
	US$ '000	US$ '000
10% Senior Notes	489,459	601,219
4% Convertible Notes(i)	199,000	184,542
Other debt and financing	1,173,252	783,954

Fair value of total debt	1,861,711	1,569,715

    (i)
    Excludes the fair value of the equity component.

        When the quoted price of the borrowings in an active market is not available, the fair value of the borrowings is calculated by discounting the expected future cash flows at market interest rates.

Guarantees

        In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of December 31, 2007 and 2006. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption "Other debt and financing" and amounts covered by supplier guarantees are recorded under the caption "Trade payables" or "Other debt and financing" depending on the underlying terms and conditions.

As of December 31, 2007:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
0–1 year	—	—	—	—	—	—
1–3 years	36,335	50,205	1,200	1,200	37,535	51,405
3–5 years	80,557	102,606	—	—	80,557	102,606
More than 5 years	89,598	166,000	—	—	89,598	166,000

Total	206,490	318,811	1,200	1,200	207,690	320,011

As of December 31, 2006:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
0–1 year	23,422	33,489	12,891	22,332	36,313	55,821
1–3 years	15,786	18,711	34,123	34,582	49,909	53,293
3–5 years	60,966	76,450	—	—	60,966	76,450
More than 5 years	41,547	196,121	—	—	41,547	196,121

Total(iii)	141,721	324,771	47,014	56,914	188,735	381,685

(i)
The guarantee ensures payment by the Group's Company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)
The guarantee ensures payment by the Group's Company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

(iii)
Including discontinued operations.

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $739.2 million (2006: $516.0 million). The assets pledged by the Group for these debts and financings amount to $448.6 million (2006: $758.6 million).

25.   OTHER NON-CURRENT AND CURRENT PROVISIONS AND LIABILITIES

        Provisions and other non-current liabilities are comprised as follows:

	2007	2006
	US$ '000	US$ '000
Non-current legal provisions (note 28)	7,133	20,195
Long-term portion of asset retirement obligations	42,502	23,933
Unpaid portion of license fees	915	2,139
Other	5,051	3,086

Total	55,601	49,353

        Included in non-current legal provisions are litigation contingencies of $3.7 million (2006: $16.3 million) that were assumed as part of the Colombia Móvil S.A. acquisition. The founding shareholders of Colombia Móvil S.A. committed to reimburse Millicom for any payments relating to these litigation contingencies. As a consequence, Millicom has booked a corresponding receivable.

        Provisions and other current liabilities are comprised as follows:

	2007	2006
	US$ '000	US$ '000
Deferred revenues	82,932	62,070
Subscriber deposits	4,890	3,894
Current legal provisions (note 28)	3,207	3,561
Asset retirement obligations	413	669
Unpaid portion of license fees	2,745	7,200
Other tax payables	32,939	12,019
Other	14,430	9,879

Total	141,556	99,292

26.   DIRECTORS' AND OFFICERS' REMUNERATION

Directors

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and share-based compensation. Up until May 2006, the Directors were issued share options. Subsequent to May 2006, the Directors are issued restricted shares. The annual fee and the share based compensation grants are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration charge for the Board for the years ended December 31, 2007, 2006 and 2005 was as follows:

	Chairman		Other members of the board		Total
	No. of shares and share options	US$ '000	No. of shares and share options	US$ '000	US$ '000
2007
Fees		82		305	387
Share based compensation:(i)
Restricted shares(ii)	960	82	4,074	350	432

Total		164		655	819

2006
Fees		75		415	490
Share based compensation:(i)
Restricted shares(ii)	1,122	50	8,976	400	450
Charge for share options		164		1,104	1,268

Total		289		1,919	2,208

2005
Fees		75		455	530
Share based compensation:(i)
Share options granted/charge for share options(iii)	25,000	137	175,000	854	991

Total		212		1,309	1,521

(i)
See note 22.

(ii)
Restricted shares cannot be sold for one year from date of issue.

(iii)
The share options were granted to the Chairman and the other members of the Board at an exercise price equal to the market price at the date of grant plus a mark-up of 15%.

        The number of shares and share options beneficially owned by the Board as at December 31, 2007 and 2006 was as follows:

	Chairman	Other members of the Board	Total
2007
Shares(i)	2,082	2,100,753	2,102,835
Share options	45,000	55,000	100,000
2006
Shares(i)	1,122	2,154,362	2,155,484
Share options	45,000	206,668	251,668

    (i)
    The amount for Other members of the Board includes 2,032,932 shares (2006: 2,032,932) owned by the Stenbeck Family, of which 1,156,589 shares (2006: 1,156,589) are held by The 1980 Stenbeck Trust.

Officers

        The remuneration of the Officers of the Company ("Officers") comprises of an annual base salary, an annual bonus, share-based compensation, social security contributions, pension contributions and other benefits. The bonus and share-based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, the Officers were issued share options. Subsequent to May 2006, the Officers were issued restricted shares. Share-based compensation is granted once a year by the Compensation Committee of the Board. For 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") was proposed by the Compensation Committee and approved the Board and the annual base salary and other benefits of the Chief Operating Officer and Chief Financial Officer were set by the CEO and approved by the Board.

        The remuneration charge for the Officers for the year ended December 31, 2007, 2006 and 2005 was as follows:

	Chief Executive Officer		Chief Operating Officer		Chief Financial Officer		Total
	No. of shares and share options	US$ '000	No. of shares and share options	US$ '000	No. of shares and share options	US$ '000	US$ '000
2007
Base salary		2,351		629		690	3,670
Bonus		2,008		547		500	3,055
Pension		—		—		83	83
Other benefits		—		138		—	138

		4,359		1,314		1,273	6,946
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	8,527	2,076	3,282	850	2,190	539	3,465
Charge for share options		104		54		171	329

Total		6,539		2,218		1,983	10,740

2006
Base salary		1,982		624		568	3,174
Bonus(iii)		1,669		712		468	2,849
Pension		—		—		73	73
Other benefits		—		138		—	138

		3,651		1,474		1,109	6,234
Share based compensation:(i)
Restricted shares(iv)	3,132	104	1,853	62	1,430	48	214
Charge for long term incentive plans(v)		1,031		397		265	1,693
Share options granted/charge for share options	—	240	—	113	50,000	228	581

Total		5,026		2,046		1,650	8,722

2005
Base salary		1,449		475		190	2,114
Bonus		602		325		95	1,022
Pension		401		—		21	422
Other benefits		—		238		—	238

		2,452		1,038		306	3,796
Share based compensation:(i)
Share options granted/charge for share options	75,000	553	37,600	200	50,000	38	791

Total		3,005		1,238		344	4,587

(i)
See note 22.

(ii)
Share awards of 62,381, 25,434 and 16,189 were granted in 2007 under the 2007 LTIP to the CEO, COO and CFO. Share awards at target performance of 42,634, 16,409 and 10,952 were granted in 2007 under the 2006 LTIP to the CEO, COO and CFO. The maximum shares to be issued under the 2006 LTIP could be 140% of these awards.

(iii)
$1.0 million of the 2006 bonus was settled in Millicom shares, by issuing 7,975 shares to the CEO, 3,390 shares to the COO and 2,235 shares to the CFO.

(iv)
Restricted shares cannot be sold for one year from date of issue.

(v)
Accrual for the 2006 Long Term Incentive Plan finalized in 2007.

        The number of shares, share options and unvested share awards beneficially owned by the senior management as at December 31, 2007 and 2006 was as follows:

	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer	Total
2007
Shares	1,664,770	578,897	9,700	2,253,367
Share options	45,000	22,560	100,000	167,560
Share awards not vested	96,488	38,561	24,951	160,000
2006
Shares	1,001,604	554,705	1,430	1,557,739
Share options	791,664	40,080	100,000	931,744

Severance payments

        If employment of the Officers is terminated by Millicom, severance payment of up to 12 months salary is payable.

27.   NON-CASH INVESTING AND FINANCING ACTIVITIES

        The following table gives details of non-cash investing and financing activities for continuing operations for the years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
	US$ '000	US$ '000	US$ '000
Investing activities
Sale of Tele2 AB "B" shares	—	252,140	—
Acquisition of property, plant and equipment (see note 16)	(23,041)	(65,870)	—
Derecognition of the embedded derivative on the 5% Mandatory Exchangeable Notes	—	105,372	—
Asset retirement obligations	(15,305)	(16,378)	(1,908)
Excess of fair value over the acquisition costs of 16.67% of Telefonica Celular	—	—	6,299
Financing activities
Vendor financing	23,041	65,870	—
Settlement of the 5% Mandatory Exchangeable Notes	—	(357,512)	—
Shares issued as payment of bonuses	1,000	—	—
Share based compensation (see note 22)	19,228	12,850	3,075

28.   COMMITMENTS AND CONTINGENCIES

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

Litigation

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2007, the total amount of claims against Millicom's operations was $49.5 million (December 31, 2006: $59.9 million) of which $0.9 million (2006: $11.6 million) relate to joint ventures. As at December 31, 2007 $10.3 million (December 31, 2006: $23.8 million) has been provided for these contingent liabilities in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Lease commitments

  Operating Leases:

        The Group has the following annual operating lease commitments as of December 31, 2007 and 2006.

		2007	2006
		US$ '000	US$ '000
Operating lease commitments
Within:	one year	25,732	33,669
Between:	one-five years	101,191	70,347
After:	five years	110,918	54,014

Total		237,841	158,030

        The operating leases comprised mainly of lease agreements relating to land and buildings. The operating lease terms and conditions reflect normal market conditions. Operating lease expense from continuing operations was $47.7 million in 2007 (2006: $23.5 million, 2005: $15 million).

  Finance leases:

        The Group's future minimum payments on the finance leases were not material. These financial leases are comprised mainly of lease agreements relating to vehicles used by the Group.

Capital commitments

        The Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $400.3 million (2006: $308.6 million), of which $88.2 (2006: $47.9 million) relate to joint ventures, from a number of suppliers.

        In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $377.8 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

        Due to the late delivery by suppliers of network equipment in various operations, Millicom is entiltled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognised as they had not yet been used as at December 31, 2007 was $30 million (2006: $nil).

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom's various operations.

29.   RELATED PARTY TRANSACTIONS

Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik and subsidiaries ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2007, Kinnevik owned approximately 37% of Millicom.

        During 2007 and 2006, Kinnevik did not purchase any Millicom shares.

Services purchased and sold to related companies

        The Group made purchases for an amount of $4.1 million (2006: $5.3 million) and had outstanding balances of $1.5 million (as of December 31, 2006: $5.2 million) with related parties. These related parties are companies where Kinnevik is the principal shareholder. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. These purchases were made on an arm's length basis.

        There were no sales to related companies. As of December 31, 2007, Millicom had no receivables from related parties (2006: $1.2 million).

30.   FINANCIAL RISK MANAGEMENT

Interest rate risk

        The interest rate risk generally arises from borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to the risk for changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt in which neither category of debt falls below 25% of the total debt. The Group actively monitors its borrowings to ensure the compliance with this policy. At December 31, 2007, approximately 43% of the Group's borrowings are at a fixed rate of interest (2006: 52%).

        The table below summarizes, as at December 31, 2007, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	716,916	13,260	43,328	11,400	8,262	2,289	795,455
Average nominal interest rate	8.5%	8.5%	8.6%	8.6%	8.6%	6.3%	8.5%
Floating rate	172,169	172,657	152,222	270,746	135,061	135,981	1,038,836
Average nominal interest rate	10.8%	9.9%	8.4%	9.5%	9.9%	9.5%	9.7%

Total	889,085	185,917	195,550	282,146	143,323	138,270	1,834,291

Average nominal interest rate	8.9%	9.8%	8.4%	9.5%	9.8%	9.4%	9.1%

        The table below summarizes, as at December 31, 2006, our fixed rate debt and floating rate debt.

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	15,177	4,133	5,481	199,189	2,744	543,471	770,195
Average nominal interest rate	8.2%	7.0%	5.5%	4.6%	7.2%	10.0%	8.5%
Floating rate	119,484	104,267	132,927	74,154	140,216	152,413	723,461
Average nominal interest rate	9.7%	9.8%	9.1%	8.4%	9.0%	9.8%	9.4%

Total	134,661	108,400	138,408	273,343	142,960	695,884	1,493,656

Average nominal interest rate	9.5%	9.7%	9.0%	5.6%	9.0%	10.0%	8.9%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the group had borrowings at December 31, 2007, would increase or reduce profit before tax for the year by approximately $10.4 million (2006: $7.2 million).

Foreign currency risk

        The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures where the Group operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

        Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, Millicom may borrow in US dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or because US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom has currently decided to accept the remaining currency risk associated with the financing of its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Group operates.

        The following table summarizes our debt detailing the balances at December 31, 2007 and 2006, that were denominated in US$ and in other local currencies.

	2007	2006
	US$ '000	US$ '000
US$	1,226,332	1,029,499

Colombia	435,615	372,396
Honduras	41,352	10,990
Senegal	62,557	28,367
Sri Lanka	48,016	28,958
Others	20,419	23,446

Total local currency	607,959	464,157

Total	1,834,291	1,493,656

        At December 31, 2007, if the US$ had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax would have increased/decreased by $12.6 and $10.4 million respectively (2006: $12.8 and $10.5 million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the results of our operations with foreign functional currencies. The increase in the effect of a change in the rate of the US$between 2007 and 2006 is mainly as a result of the increase in the size of the Group and the increase in foreign currency debt.

        The change of the US$ against the functional currencies of the operations located in Central America has not been considered as these currencies have been closely linked to US$ in the recent years.

Credit risk

        Financial instruments that potentially subject the Group to credit risk are primarily cash and cash equivalents, pledged deposits, letters of credit, trade receivables, amount due from joint venture partners, supplier advances and other current assets. The counter parties to the agreements relating to the Group's cash and cash equivalents, pledged deposits and letters of credit are significant financial institutions with investment grade ratings. Management does not believe there is a significant risk of non-performance by these counter parties.

        A large portion of the turnover is made of prepaid airtime. For customers for which telecom services are not prepaid, the Group follows risk control procedures to assess the credit quality of the customer, taking into account its financial position, past experience and other factors.

        Accounts receivables are mainly derived from the balances towards other telecom operators. The credit risk towards the other telecom operators is limited due to the regulatory nature of the telecom industry, in which licenses are normally only issued to credit worthy companies. The Group maintains a provision for impairment of trade receivables based upon the expected collectibility of all trade receivables.

        There is no significant concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

Liquidity risk

        Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group has incurred significant indebtedness but also has significant cash balances. Millicom evaluates its ability to meet its obligations on an ongoing basis using a recurring liquidity planning tool. This tool considers the operating net cash flows generated from its operations and the future cash needs for borrowing and interest payments and the capital expenditures required to maintain and develop local businesses.

        The Group manages its liquidity risk through the use of bank overdrafts, bank loans (onshore and offshore), vendor financing, Export Credit Agencies and Direct Financial Institutions ("DFI") and finance leases. We believe that there is sufficient liquidity available in our markets to meet our ongoing liquidity needs. As the Group operates in the emerging markets, we are able to take advantage of local liquidity. Additionally, we are able to arrange offshore funding through the use of Export Credit Agency guarantees and DFI (IFC, PROPARCO, DEG and FMO), who have been established specifically to finance development in our markets. Given the respective Government backing and/or ownership of these institutions, we do not expect this to stop.

        The tables below summarize the maturity profile of the Group's net financial liability at December 31, 2007 and 2006.

Year ended 31 December 2007	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 24)	(889,085)	(806,936)	(138,270)	(1,834,291)
Cash and cash equivalent	1,174,597	—	—	1,174,597

Net debt	285,512	(806,936)	(138,270)	(659,694)
Future interest commitments(i)	(100,180)	(137,916)	(8,679)	(246,775)
Trade payables (excluding accruals)	(621,818)	—	—	(621,818)
Other financial liabilities (including accruals)	(409,342)	—	—	(409,342)
Trade receivables	223,579	—	—	223,579
Other financial assets	190,343	19,855	—	210,198

Net financial liability	(431,906)	(924,997)	(146,949)	(1,503,852)

Year ended 31 December 2006	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 24)	(134,661)	(663,111)	(695,884)	(1,493,656)
Cash and cash equivalent	656,692	—	—	656,692

Net debt	522,031	(663,111)	(695,884)	(836,964)
Future interest commitments(i)	(92,681)	(363,231)	(135,185)	(591,097)
Trade payables (excluding accruals)	(428,304)	—	—	(428,304)
Other financial liabilities (including accruals)	(249,809)	—	—	(249,809)
Trade receivables	185,455	—	—	185,455
Other financial assets	98,563	26,225	—	124,788

Net financial asset/(liability)	35,255	(1,000,117)	(831,069)	(1,795,931)

(i)
Include unamortized difference between carrying amount and nominal amount of debts.

Capital management

        The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

        The Group monitors capital using primarily a net debt to adjusted operating profit ratio.

	2007	2006
	US$ '000	US$ '000
Net debt	659,694	836,964
Adjusted operating profit (see note 9)	1,113,858	717,148
	Ratio	Ratio
Net debt to adjusted operating profit ratio	0.6	1.2

        The Group also reviews its gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings, less cash and cash equivalents, excluding discontinued operations. Capital represents equity attributable to the equity holders of the parent.

	2007	2006
	US$ '000	US$ '000
Net debt	659,694	836,964
Equity	1,287,907	504,874

Net debt and equity	1,947,601	1,341,838

Gearing ratio	34%	62%

31.   SUBSEQUENT EVENTS

4% Convertible Notes

        In December 2007, Millicom announced that any of its 4% Convertible Bonds that were not converted into shares by 11 January 2008 at the request of the bondholders would be redeemed in cash. Before December 2007, $1 million of the bonds had been converted into 28,686 shares. In early January a further $196.0 million of the outstanding bonds were converted into 5,622,471 shares. Millicom repaid the $3.0 million of bonds that were not converted, including accrued interest.

        The conversion will result in an increase in equity amounting to approximately $176 million in Q1 2008 and a decrease in interest expenses of approximately $35 million over 2008 and 2009. There were 108,050,731 shares outstanding after the conversion.

Proposed dividend

        Due to the strength of the balance sheet and the net cash proceeds from the sale of our business in Pakistan, the Board has recommended a special dividend of $2.40 a share be paid following the Annual General Meeting in May of 2008. The Group has not yet established a formal dividend policy. Any future dividends will be based on the free cash flows of the Group going forward.

Shareholder information

Corporate and registered office
Millicom International Cellular SA
15 Rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
Tel: +352 27 759 101
Fax: +352 27 759 359
RCB 40630 Luxembourg

Investor relations
Shared Value Limited
30 St. James's Square
London SW1 4JH
Tel: +44(0)20 7321 5010
Fax: +44(0)20 7321 5020
E-mail mic@sharedvalue.net

Visit MIC's homepage at
http://www.millicom.com

Financial Calendar
February 13, 2008
Full year results 2007

April 22, 2008
First quarter results

July 22, 2008
Second quarter results

October 21, 2008
Third quarter results

February 2009
Full year results 2008

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
  ITEM 4. INFORMATION ON THE COMPANY
CENTRAL AMERICA
SOUTH AMERICA
AFRICA
ASIA
DIVESTED OPERATIONS
OTHER
  ITEM 4A. UNRESOLVED STAFF COMMENTS
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Profit and Loss for the Years ended December 31, 2007, 2006 and 2005
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Cash Flows for the Years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Changes in Shareholders Equity for the Years ended December 31, 2007, 2006 and 2005
Notes to the Consolidated Financial Statements