Form 20-F
period 2008-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2009-03-31
CIK 912958

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Francois Xavier Roger, T: +352 27759 114    E: francois.roger@millicom.com

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

108,297,507 shares of Common Stock as of December 31, 2008

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

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, the term the "Company" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand-Duchy of Luxembourg, and the term the "Group", "Millicom", "we", "us" or "our" refers to Millicom and its subsidiaries, joint ventures and affiliates. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Group's ownership interest in the licenses for such licensed area. The term "Attributable Subscribers" refers to 100% of subscribers in the Group's subsidiaries and the Group's percentage ownership of subscribers in each joint venture. Persons, population and pops data for 2008, 2007and 2006 have been extracted from the "CIA—The World Factbook" for 2008 for countries where the license area covers the entire country. In addition, information on the countries in which Millicom operates has been extracted from the "CIA—The World Factbook" for 2008 with updates, where appropriate, from the U.S. Department of State's website. Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") and subscriber figures represent the total number of mobile subscribers of systems in which the Group has an ownership interest. In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish krona and references to "Euro" or "€" are to the Euro.

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

        The following table sets forth summary financial data of the Group as of and for the years ended December 31, 2008, 2007, 2006, 2005, and 2004. The data are based upon the Group's audited consolidated balance sheets as of December 31, 2008, 2007, 2006, 2005 and 2004 and audited consolidated statements of profit and loss for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

        Unless otherwise indicated all financial data and discussions in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars, except per share data)
Profit and Loss Statement Data:
Revenues	3,412,380	2,623,854	1,570,086	912,438	654,898
Operating profit	867,283	671,703	447,958	275,476	173,596
Profit for the period from continuing operations(1)	426,838	465,086	246,582	104,590	29,414
Net profit attributable to equity holders for the period	517,516	697,142	168,947	10,277	65,891
Basic earnings (loss) from continuing operations per common share	$5.01	$4.46	$2.55	$1.00	$0.32
Basic earnings (loss) per common share	$4.80	$6.90	$1.68	$0.10	$0.79
Weighted average number of shares in basic computation (in thousands)(2)	107,869	101,088	100,361	98,803	83,335
Diluted earnings (loss) from continuing operations per common share	$4.98	$4.33	$2.52	$0.98	$0.30
Diluted earnings (loss) per common share	$4.77	$6.61	$1.67	$0.10	$0.73
Weighted average number of shares in diluted computation (in thousands)(2)	108,646	108,047	101,371	99,921	90,312
Dividends per share	$2.40	—	—	—	—

	As of December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars)
Balance Sheet Data:
Property, plant and equipment, net	2,787,224	2,066,122	1,267,159	671,774	575,649
Intangible assets, net	990,350	467,502	482,775	373,487	317,968
Financial assets at fair value through profit or loss	—	—	—	327,803	397,137
Investments in associates(3)	21,087	11,234	6,838	5,367	2,220
Total assets	5,220,808	4,413,826	3,320,994	2,559,656	2,046,213
Current liabilities	1,749,079	2,002,269	901,851	909,008	505,884
Non-current liabilities	1,812,554	1,043,221	1,442,716	1,070,140	1,259,892
Minority interest	(25,841)	80,429	77,514	34,179	43,351
Shareholders' equity	1,677,918	1,287,907	504,874	299,605	237,086

	As of and for Year Ended December 31,
	2008	2007	2006	2005	2004
Operating Data (unaudited)(4):
Total Subscribers:
Prepaid	30,637,947	22,253,850	14,027,264	7,008,271	4,381,226
Postpaid	1,406,005	996,686	876,126	473,388	432,978
Monthly churn (%)(5):
Prepaid	6.2	3.7	4.7	4.3	4.4
Postpaid	1.5	1.2	1.4	1.7	1.7

(1)
Excludes Millicom Sierra Leone Limited classified as a discontinued operation in December 2008, Limited, Paktel Limited divested in 2007, Millicom Peru S.A.and Pakcom Limited, both divested in 2006 and Comvik International (Vietnam) A.B., the company that was a party to the Business Cooperation Contract in Vietnam that expired in May 2005; MIC Systems; Liberty Broadband Limited (formerly Tele2 (UK)); and Celcaribe S.A. have been shown as discontinued operations. A more complete description of discontinued operations is contained in Notes 7 of the "Notes to the Consolidated Financial Statements".

(2)
The average number of shares, which is calculated on a weighted average basis, does not include shares held by us that have no voting, dividend or other rights. These shares have been allocated to holders of share options upon the exercise of some of their share options. There were no treasury shares as of December 31, 2008.

(3)
Investments in associates under IFRS mainly represented Navega.com S.A. and its subsidiaries. See "Operating and Financial Review and Prospects—Results of Operations".

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

RISK FACTORS

        In addition to the other information contained in this Annual Report, investors should carefully consider the risks described below. Our financial condition or results of operations could be significantly affected by any of these risks.

        The following discussion contains a number of forward-looking statements. Please refer to the "Forward-Looking Statements" discussion at the front of this Annual Report for cautionary information.

         An economic downturn, a substantial slowdown in economic growth or deterioration in consumer spending could adversely affect our operating results and financial condition.

        In 2008, our business has been impacted by the general worldwide economic crisis and its effects will continue to impact our results in 2009, as the economic outlook for the next year has worsened significantly and the global economic recession appears set to continue for some time. Some recent events affected negatively the economies of the countries where we operate and could possibly impact our businesses: decline of remittances from the United States (affecting Central America), raw material price decrease (affecting Chad, Paraguay, DRC, Ghana) and less international tourism (impacting Senegal, Mauritius, Cambodia and Tanzania).

        In addition, further deterioration in the economic environment could have an adverse effect on the level of demand by our individual customers for our products and services. This could also impact the attainment of our growth targets, such as those relating to mobile telecommunications, or those relating to broadband products and services.

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

         Most of the countries in which we operate have underdeveloped economies with low gross domestic product ("GDP") per capita and therefore the increased inflationary pressures and downturns could significantly impact our revenues.

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

        With the exception of Mauritius, the countries in which we operate often lack basic infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. The lack of suitable infrastructure is particularly acute in countries recovering from civil wars, such as the Democratic Republic of Congo, and in countries suffering from civil war-like events, such as Chad and Sri Lanka. In general, the rural areas in each of our operations often lack even the most basic infrastructure, as any development tends to be concentrated in urban areas. Millicom must often build its cell sites without the benefit of roads and other infrasctructures, which increases our network development costs.

        The electricity supply is insufficient in certain countries in which we operate (predominantly Africa, with the exception of Mauritius) due to the growth experienced in such countries. We therefore have to rely on diesel-powered generators that we source, install, maintain and refuel. In Chad, at December 31, 2008, almost 100% of our radio sites were powered by diesel-powered generators, and in the Democratic Republic of Congo it was the case for about 45% of our sites. This increases our costs and impacts the profitability of our African operations.

         We have been subject to increasing foreign taxes or reducing tariffs in the countries in which we operate, which reduces amounts we receive from our operations and may increase our tax costs.

        Many of the foreign countries in which we operate have implemented new taxes or increased the rates of existing taxes applicable to corporations or reduced tariffs (interconnect rates) as a forced method of raising government revenue. Furthermore, competitive pricing pressure or the provisions of new tax laws may prevent us from passing these taxes onto our local customers. Consequently, any increase in taxes applicable to our local operating subsidiaries could reduce the amount of earnings they generate.

         We could be subject to the impact of a deteriorating economic environment within the developed countries.

        Many of our countries receive significant inflows of funds from relatives and friends in developed countries that work abroad. A significant deterioration in the developed country economies could impact the ability of those abroad to continue remitting funds because of job losses or reduced wages. Lower remittances would reduce the disposable income which would impact our revenues. A change in the situation was noticed in Central America where remittances went down of about 5% in the last quarter of 2008.

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

        Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom's earnings, assets and cash flows as we have US$ debts, pushed down to the operations, because of lack of available financing in local currencies.

        We generally do not hedge our foreign currency exposures, because of lack of available intruments in the countries where we operate. Millicom had a net exchange loss of $56 million for the year ended December 31, 2008, compared to a gain of $15 million for the year ended December 31, 2007.

         Most of our operations receive revenue denominated in the local currency of the country of operation. In the future, any of the countries in which these operations are located may impose foreign exchange controls which will restrict our ability to receive funds from the operations.

        Most of the operations in which we have interests receive substantially all of their revenues in the currency of the countries in which they operate. We derive substantially all of our revenues through funds generated by our local operations and, therefore, we rely on their ability to transfer funds to the Company.

        Although there are foreign exchange controls in some of the countries in which our mobile telephone companies operate, none of these countries currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees and royalties and repay loans by exporting cash, instruments of credit or securities in foreign currencies. Although we have so far experienced no major difficulty in obtaining permits to allow our operations to upstream cash directly or indirectly to the ultimate parent company of the Millicom group, this may not be the case in the future. Foreign exchange control restrictions may be introduced in countries where we operate or strengthened where such restrictions already exist, or other countries where we operate that do not currently have such restrictions may decide to impose them, in which cases the Company's ability to receive funds from the operations will subsequently be restricted, which will negatively impact the Company's revenues.

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

        At the operations level, we seek to reduce our foreign exchange exposure through a policy of matching, as far as possible, cash inflows and outflows. Where possible and where it is financially viable, we borrow in local currency to help hedge against local currency net inflows. Our ability to reduce our foreign currency exchange exposure may be limited by the lack of long term financing in local currency. As such, there is a risk that we may not be able to fund our local operation's capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency.

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

        Our mobile telephony operations face competition from other mobile telephone operators in the markets in which they operate, as well as fixed line operators in some markets. Our main competitor are Amercia Movil, MTN, Zain, France Telecom, Vodafone and Telefonica.

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

        Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks and distribution. The build-out of our networks and distribution is subject to risks and uncertainties which may delay the introduction of service and increase the cost of network construction. Such uncertainties may include natural disasters such as the tsunami in Sri Lanka (as occurred in late December 2004), the risk of hurricanes, volcanic activity and earthquakes in Central America, flooding in low-lying areas in Bolivia and Paraguay (as occurred in the first quarter of 2007) and in South-East Asia. Other risks include sabotage, which is an ongoing risk particularly in Colombia, DRC and Sri Lanka. To the extent we fail to expand our network and distribution capabilities on a timely basis, we may experience difficulty in expanding our subscriber base.

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

        Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including aircraft guidance systems, automobile braking and steering systems (e.g. GPS), and civil and military radars. Although we expect that the actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks will not significantly adversely affect us, its actual impact is difficult to estimate. It may have the effect of reducing our subscriber growth rate, subscriber base or average use per subscriber, which would have a negative impact on the market price of our shares.

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

        Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditures or sell assets. We may have difficulties to access to the financial markets as we are not an investment grade rated credit. In addition, banks are refocusing on their domestic markets and we are operating in Luxembourg with few national banks. This could impact the operating performance of our business.

         Our debt may have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

        As of December 31, 2008, Millicom's total consolidated indebtedness was $2.2 billion. Of this amount, $0.5 billion represented the Company's indebtedness and $1.7 billion represented our consolidated share of the indebtedness of our subsidiaries and joint ventures.

        Corporate guarantees issued by the Company secured $0.7 billion of the indebtedness of our operations at December 31, 2008. The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1.3 billion at December 31, 2008.

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

        We participate in the following operations where we have local partners with sufficient minority rights to prevent us from having full control: Guatemala, Cambodia, Honduras and Mauritius. Our participation in each operation differs from market to market. Often our ability to withdraw funds, including dividends, from these operations and to exercise management control over our partners depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be negatively affected if disagreements develop with our partners.

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

        Investment AB Kinnevik our largest shareholder owned 37,835,438 shares in Millicom, representing approximately 35% of the voting shares as at December 31, 2008. The Kinnevik group and its subsidiaries, the non-independent directors, the Stenbeck estate, and certain Stenbeck Trusts, beneficially owned 38,841,589 shares in Millicom, representing about 36% of Millicom's outstanding shares as at December 31, 2008. Kinnevik and its affiliates, having a significant ownership in Millicom, have significant influence over our management and affairs. The influence that they have may not always be consistent with your interests.

         A substantial number of our directors hold positions with Investment AB Kinnevik ("Kinnevik") or Tele2 AB, which may present conflicts that may be resolved in a manner not consistent with your interests.

        Three Millicom board members hold executive and/or director positions with Kinnevik and Tele2 AB, a pan-European telecommunications company offering fixed and mobile telephony. Tele2 AB is controlled by Kinnevik and certain of its affiliates.

        These positions may create, or appear to create, potential conflicts of interest when these directors are faced with decisions that may have different implications for us, Kinnevik or Tele2 AB. There is a risk that these conflicts may ultimately be resolved in a manner not consistent with your interests.

        While it is the current understanding and has been the practice to date that we have the initial right to consider any telecommunications opportunity that arises in the emerging non-European markets that we target, there is no contractual arrangement that grants us to this effect among us, Kinnevik and Tele2 AB.

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

ITEM 4.    INFORMATION ON THE COMPANY

Background

Overview

        We are a global mobile telecommunications operator with operations in some of the world's emerging markets over which we generally exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability. In October 2008, we acquired Amnet Telecommunications Holding Limited (Amnet) a cable, broadband, fixed telephony and Corporate data business across Central America. The acquisition of Amnet will allow us to accelerate our broadband offering across the Central American region.

        We have interests in 16 mobile operations in 16 countries, focusing on emerging markets in Central America, South America, Africa and Asia. In December 2008 we successfully tendered for the third national mobile license in Rwanda.

        At December 31, 2008, the countries where we had mobile operations had a combined population of approximately 294 million. This means that our licenses cover 294 million people, which represents the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total number of mobile subscribers reached 32 million (28 million on an attributable basis) at December 31, 2008.

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

        Lastly, we are seeing growing demand for services beyond our traditional voice business, particularly with value-added services, data and broadband. These other services could be a source of significant future growth.

Summary of Highlights and Recent Developments

        On January 22, 2008, Millicom announced the completion of the early redemption of its $200 million 4% Convertible Bonds due 2010. Following the conversion of $1 million bonds into 28,686 Swedish Depositary Receipts ("SDRs") in October 2007, the bondholders converted a further $196 million of the remaining $199 million of the outstanding bonds into 5,420,235 Ordinary Shares and 202,236 SDRs. Millicom repaid in cash the face value of $3 million of bonds and accrued interests to those bondholders who did not convert their bonds as of the conversion deadline of January 11, 2008.

        On October 1, 2008, the Group acquired 100% interest in Amnet Telecommunications Holding Limited (together with its subsidiaries "Amnet" or "Amnet Group"). Acquisition cost amounted to $546 million and net cash acquired to $14 million; net cash used for the acquisition of Amnet therefore amounted to $532 million.

        On October 30, 2008, Millicom announced that the government of the Republic of Senegal had informed Millicom of its intention to revoke, effective October 31, 2008, its license to provide mobile telephony services of Sentel GSM, Millicom's operation in Senegal (see note 28).

        On November 17, 2008, Millicom announced that it had been successful in the tender for the 3rd national mobile license in Rwanda.

        On March 2, 2009, Millicom announced that the Board appointed Mikael Grahne to succeed Marc Beuls as President and Chief Executive Officer (CEO). Mikael Grahne has been the Chief Operating Officer of Millicom since February 2002 and has been responsible for the development of Millicom's operation strategies, including the development of the tigo® brand.

Strategy

        Our strategy is to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs whilst at the same time offering network quality and wide distribution. We believe that, given the relatively low mobile penetration levels in our markets compared to more developed markets, we can continue to achieve significant growth in our subscriber base while continuing to improve our operating margins and cash flows by rolling out our tigo® brand across most of our operations and focusing on our triple "A" operating strategy:

  •
  Affordability—means the best value for money by offering competitive tariffs but more importantly by having low denomination prepaid reload terms so that our services are suitable for low-income customers. This is vital in order to increase penetration levels, the rate of Millicom's subscriber acquisition, and minutes of use.

  •
  Accessibility—means making the purchase of minutes as easy as possible by providing ready access to prepaid services, whether through scratch cards or e-PIN, which enables customers to top-up their prepaid minutes over the air. As at December 31, 2008 Millicom had approximately 610,000 distribution outlets (approximately 480,000 as of December 31, 2007), which we believe place us ahead of our competitors in providing greater accessibility to and visibility of our prepaid services.

  •
  Availability—means having an extensive network with sufficient capacity so that mobile services are readily available to our customers in as many locations as possible. Millicom has invested substantially in its networks installing GSM and more recently GPRS and EDGE and expanding these networks into rural as well as urban areas. As at December 31, 2008 we had a total of over 13,800 base stations (approximately 9,800 as of December 31, 2007) in our 16 countries of mobile operation.

        Focusing on growth.    We believe there is a significant opportunity for further growth in our markets due to the relatively low mobile penetration levels (the weighted average penetration rate in the markets in which we operate is 39%) as many of our markets have high growth potential and substantial unmet demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We will continue to invest in our existing mobile operations, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in those of our operations where we still have either joint-venture or minority partners, provided it is permitted under the terms of our license, through buy-outs of our partners when the opportunities arise. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines and provided there is group-wide synergy potential. We will also look to expand into other services such as broadband.

        Improving cost efficiencies and capturing synergies.    We continue to seek ways to further reduce our cost base by rationalizing our operations. We maintain a strict centralized cost control program across our operations which lowers our operating costs. In addition, we expect to realize additional synergies across our operations, such as sharing of information, human resources, best practices and technologies, and centralized negotiations of financing and supply contracts for network equipment.

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

        Other new technologies will start to appear. One of them is mobile WiMAX 802.16m, Ultra Mobile Broadband (UMB) and Long Term Evolution (LTE) based on a new OFDMA technology. This eventually will allow operators to have an all IP packet only connection. On case by case basis, where ever we find convenient we are acquiring WiMAX licenses or spectrum in our countries of operation where they are available to ensure we can offer WiMAX- based services if and when our customers demand them and we are able to offer these services at reasonable prices.

        In the case that future successful technologies are different from the one adopted by the company then this will force additional investment in network equipment replacement and training.

        Introducing new products and services.    In 2009, Millicom will continue to launch innovative value added services like music related services, interactive content services and advanced SMS services to address the needs of our customers. In selected markets, Millicom tested the mobile payment and transactional services that will add convenience to Millicom's customers. This will be another tool for us to retain customers.

        Sales, marketing and distribution.    We pursue a low-cost, innovative and high-impact approach to sales, marketing and distribution. Except in few countries , we do not provide handset subsidies for our prepaid subscribers. As a result, we typically have low overall subscriber acquisition costs. In addition, we are focused on strengthening our distribution footprint and expanding our mass-market customer reach by distributing prepaid cards through mass-market or retail outlets such as local convenience stores, newspaper stands, and street vendors.

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

        Track record of innovation.    We believe that innovation is another key to our success. In nearly all of our markets, we were the first to launch branded prepaid mobile services which now predominate in our markets. We have been the first to focus on non-traditional distribution channels to increase our mass-market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced our sales and marketing costs. We have also introduced e-PIN and per second billing in most of our markets. We pioneered the introduction of all you can eat plans in Africa with our "X-treme promotions". We will offer WiMAX services in those countries where we have acquired WiMAX licenses if and when our customers demand these services and we are able to provide them at reasonable prices. Because we focus on prepaid services and low costs, we believe that we offer the best value proposition to the customer.

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

        Diversified operations.    We believe our 16 mobile operations based in 16 countries on three continents provide a balance of established cash flow generation and high-growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency. For example, we have continued to grow our total mobile subscriber base and operating profitability despite the expiry of our BCC contract in Vietnam in May 2005 and the divestiture of our operations in Peru and Pakistan.

        Highly skilled senior management.    Our highly skilled senior management have extensive experience in both the telecommunications industry and the fast-moving consumer goods sector which are critical to properly implement our operating strategy. Many of our senior executives have spent more than 10 years working in emerging markets and have demonstrated their ability to manage costs while managing rapidly growing businesses and starting up and successfully integrating new businesses, as has been the case in Colombia and recently Amnet Operations in Central America.

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

        It may happen from time to time that Millicom meets difficulties when negotiating the terms of existing licenses. Millicom is currently engaged in a dispute with the Senegalese government regarding the maintenance of the existing Sentel license. The government of Senegal alleges that it has cancelled Sentel's license and seeks damages against Sentel and Millicom under various theories. Millicom believes that the action filed by the Republic of Senegal is baseless and ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum. Millicom's commitment to its business in Senegal remains strong and its subsidiaries Millicom International Operations, B.V. and Sentel intend to vigorously pursue all available remedies in the matter before the international arbitration forum. Millicom is still in effective control of its Senegalese operations and discussions with the Senegalese authorities are in progress to find an amicable solution to both parties.

Management Structure

        The Millicom management team is led by Chief Executive Officer and President, Mikael Grahne, the former Millicom's Chief Operating Officer, who took over the position from the former Chief Executive Officer, Marc Beuls; on March 2, 2009 and who has overall responsibility for the business; he manages and coordinates the day-by-day operations. Our Chief Financial Officer, Francois-Xavier Roger, looks after the financial, administrative and accounting areas. Our Chief Officer Operations, Osmar Coronel is responsible for the IT, technical, commercial and procurement areas; our Chief of Tigo people, Carel Maasland, oversees the development of our employees, compensation and benefits and the recruitment of new talent.

        We operate in four major geographic regions of the world: Central America, South America, Africa and Asia. Mario Zanotti is the Head of Latin America (Central and South America) and Regis Romero is the Head of Africa, they both report directly to our Chief Executive Officer. Judy Tan is the Head of Asia and reports to our Chief Officer Operations. We believe this structure allows us to maintain a high degree of coordination, cooperation and cross- sharing of information among the various cluster managers while providing a degree of regional responsibility that ensures quick and effective decision making.

The Industry

Mobile Telephone Industry Overview

        Mobile Telephone Technology.    Mobile telephone systems are capable of providing high quality, high capacity voice and data communications to and from mobile handsets and devices. Mobile telephone systems are capable of handling thousands of calls simultaneously and providing service to hundreds of thousands of subscribers in any particular area.

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

        Millicom uses mainly GSM technology in its operations that are GPRS and EDGE enabled. GSM is a digital standard for mobile telephone systems that countries have adopted as a common standard. GSM offers increased value-added services and enables transmissions to be made in encrypted form so that conversations cannot easily be intercepted. The GSM system allows subscribers to use their mobile telephones in any country where the GSM system has been adopted and where appropriate roaming agreements are implemented, providing increased mobility and flexibility. GSM systems are the most ubiquitous worldwide.

        In the United States, a number of digital standards have been developed and are being deployed. One of them is Code Division Multiple Access (CDMA), which is also popular in some parts of South America and in the Asia-Pacific region. An enhanced version of CDMA is the technology used for the third generation mobile systems (3G) called W-CDMA and CDMA2000 1X. What all third generation (3G) networks have in common is that they support high data bandwidth applications such as full motion video, video conferencing and full Internet access to mobile devices. Universal Mobile Telecommunications System (UMTS) is a type of 3G mobile technology which allows, besides voice and data, the delivery of audio and video to wireless devices anywhere through fixed, wireless and satellite systems.

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

        New competing technologies are starting to be deployed. The first one of them is 3G (W-CDMA) using HSDPA since this provides a very spectrally efficient wireless solution. This technology is being deployed in Asia and Africa in the 2100MHz spectrum while in the Americas 3G is using the current existing 850 and 1900MHz spectrum.

        During 2008, in the Latin America markets operators introduced 3G networks based on W-CDMA/HSDPA (High-Speed Downlink Packet Access). WCDMA is a system based on the third generation (3G) of mobile phone standards and technology that allows the transmission of large volumes of data at high speeds. 3G technologies enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. 3G enables operators in Latin America to offer new Services to our corporate as well as prepaid customers like , video calls, mobile broadband data, full internet experience with richer mobile content. The main reason to introduce 3G /HSDPA networks are:

        New market opportunities.    It allows us to enter new markets and provide new services, such as the wireless broadband market, which we believe has significant growth potential throughout Latin America.

        Increased voice capacity.    Our new networks give us more capacity to provide voice services than our existing GSM network using our current spectrum.

        Cost effective deployment.    3G networks can be collocated with existing infrastructure allowing faster and more cost effective network deployment.

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

Other Mobile industry trends

        Other Mobile industry trend and new market opportunity has been to integrate the broadband and fixed services to offer triple and quadriple plays.

Competitive Position in the Market

        The following table shows certain estimated information regarding Millicom's continuing operations' competitive position in each of its mobile telephony markets as at December 31, 2008. This information was derived from active subscribers based on interconnect activity on our own networks. Millicom operates in developing economies and markets and believes that the data research available in these countries is not always accurate, consistent or verifiable. Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of Millicom's mobile telephony operations in comparison to its competitors.

Estimated Market Share Ranking at December 31, 2008
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%	Less than 10%	December 31, 2008(1)
Central America
El Salvador	—	Millicom	Am. Movil Telefonica Digicel	Red Intelfon	1 of 5
Guatemala	—	Millicom Am. Movil	Telefonica	—	1 of 3
Honduras	Millicom	—	Am. Movil	Digicel Honducel	1 of 4
South America
Bolivia	—	Entel Millicom	NuevaTel	—	2 of 3
Colombia	Am. Movil	Telefonica	—	Millicom	3 of 3
Paraguay	Millicom	Personal	—	Am. Movil Vox	1 of 4
Africa
Chad	Celtel (Zain)	Millicom	—	—	2 of 2
DRC	—	Vodacom Celtel	Millicom CCT	Standard	3 of 5
Ghana	MTN	—	Millicom One touch	Kasapa T. (Hutchison) Zain	2 of 5
Mauritius	Cellplus (France T).	Millicom	—	Mahanagar T.	2 of 3
Senegal	Sonatel Mobiles (France T).	Millicom	—	—	2 of 2
Tanzania	—	Vodacom Zain Millicom		Zantel TTCL Mobile Bol	3 of 6
Asia
Cambodia	Millicom	Camshin	TMIC	Appliphone Cadcom Viettel	1 of 6
Laos	Lao Tel.	—	ETL Mobile Millicom	Lao Asia Tel. (LAT)	3 of 4
Sri Lanka	—	Dialog Millicom Mobitel		Hutchison	2 of 4

(1)
Source: Millicom market share derived from active subscribers based on interconnect activity on our own networks.

Operations

Description of operations

        Descriptions of each of our operations and other related businesses are provided below. The description of our operations is divided into the following regions and businesses:

          Central America—Millicom's mobile operations comprise El Salvador, Guatemala and Honduras.

          South America—Millicom's mobile operations comprise Bolivia, Colombia and Paraguay.

          Africa—Millicom's mobile operations comprise Chad, Democratic Republic of Congo, Ghana, Mauritius, Senegal and Tanzania. Millicom's operation in Sierra Leone was classified as discontinued in 2008.

          Asia—Millicom's mobile operations comprise Cambodia, the Lao People's Democratic Republic and Sri Lanka.

          Amnet—Millicom's cable, broadband, fixed telephony and Corporate data business across Central America acquired by Millicom in October 2008.

        The table below sets forth our revenue by geographical segment, in percent of total revenues, for the periods indicated.

	2008	2007	2006	2005
Central America	40%	44%	51%	49%
South America	30%	31%	20%	16%
Africa	21%	18%	20%	22%
Asia	8%	7%	9%	13%
Amnet	1%	—	—	—
Total	100%	100%	100%	100%

Subsidiaries and their Market Presence

        The following table shows certain information for each of Millicom's mobile operations as at December 31, 2008.

Market	Company Name	Ownership	Method of Consolidation(1)	Start-Up/ Acquisition Date	Estimated Population of Area under License(2)	Mobile Penetration as of December 31, 2008(3)
		(percent)			(millions)	(percent)
Central America
El Salvador	Telemóvil El Salvador S.A.	100.0%	S	1993	7	96%
Guatemala	Comunicaciones Celulares S.A.	55.0%	JV	1990	13	72%
Honduras	Telefónica Cellular S.A.	66.7%	JV	1996	8	78%
South America
Bolivia	Telefónica Celular de Bolivia S.A.	100.0%	S	1991	9	42%
Colombia	Colombia Móvil S.A. E.S.P.	50.0 +1 share %	S	2006	45	87%
Paraguay	Telefónica Celular del Paraguay S.A.	100.0%	S	1992	7	78%
Africa
Chad	Millicom Tchad S.A.	87.5%	S	2004	10	12%
DR of Congo	Oasis S.P.R.L.	100.0%	S	2005	66	9%
Ghana	Millicom Ghana Company Limited	100.0%	S	1992	23	44%
Mauritius	Emtel Limited	50.0%	JV	1989	1	77%
Senegal	Sentel GSM S.A.	100.0%	S	1999	13	42%
Tanzania	MIC Tanzania Limited	100.0%	S	1994	40	22%
Asia
Cambodia	Cam GSM Company Limited	58.4%	JV	1997	14	25%
Lao People's Democratic Rep	Millicom Lao Co. Limited	74.1%	S	2003	7	17%
Sri Lanka	Tigo (Pvt) Limited	99.9%	S	1989	21	35%
Grand Total					284

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

(2)
Source: The U.S. Central Intelligence Agency's "The World Factbook" for 2006, except with respect to the population data for Guatemala for which the source is the National Institute of Statistics of Guatemala (INE). Excludes Sierra Leone as Millicom's mobile operation on that country has been classified as discontinued.

(3)
Source: Millicom. We derive penetration rates from estimates of the total active subscribers in the relevant market based on interconnect traffic.

Selected Operating Data

        The following table presents, at the dates and for the periods indicated, selected operating data for each of Millicom's mobile operations.

	As at December 31,
	Total Subscribers			Prepaid Subscribers as Percentage of Total Subscribers
Market	2008	2007	2006	2008	2007	2006
Central America
El Salvador	2,528,056	2,217,560	1,387,395	92%	91%	88%
Guatemala	4,413,519	3,681,405	2,223,059	97%	97%	95%
Honduras	4,239,676	2,925,959	1,553,713	95%	95%	94%
Subtotal Central America	11,181,251	8,824,924	5,164,167	95%	95%	93%
South America
Bolivia	1,399,048	1,055,823	936,374	94%	96%	97%
Colombia	3,313,851	2,769,884	2,120,284	87%	90%	85%
Paraguay	2,747,872	2,067,019	1,273,315	90%	92%	91%
Subtotal South America	7,460,771	5,892,726	4,329,973	90%	92%	89%
Africa
Chad	541,159	323,356	186,700	100%	100%	100%
DR Congo	1,048,419	546,500	50,337	100%	100%	99%
Ghana	2,887,927	2,023,091	1,211,904	100%	100%	100%
Mauritius	421,683	365,018	279,193	93%	93%	92%
Senegal	1,852,461	1,118,505	894,617	100%	100%	100%
Tanzania	2,297,003	1,191,678	760,874	100%	100%	100%
Subtotal Africa	9,048,652	5,568,148	3,383,625	100%	99%	99%
Asia
Cambodia	2,119,949	1,652,649	1,075,162	100%	100%	99%
Lao People's Democratic Republic	233,258	130,512	87,228	100%	100%	100%
Sri Lanka	2,000,071	1,181,577	863,235	99%	99%	99%
Subtotal Asia	4,353,278	2,964,738	2,025,625	99%	99%	99%
Total	32,043,952	23,250,536	14,903,390	96%	96%	94%

CENTRAL AMERICA

        Central America consists of Millicom's mobile telephony in El Salvador, Guatemala and Honduras. Millicom Central America's licenses covered approximately 28 million people as at December 31, 2008.

El Salvador

        El Salvador's government system is a democratic republic. Following deterioration in the country's democratic institutions in the 1970s, a civil war took place between 1980 and 1992 and came to an end as the two opposing sides signed a peace accord. The former president, Elías Antonio Saca González of the right-wing Arena political party, was elected in 2004 for a five-year term ending on June 1, 2009. New presidential elections took place on March 16, 2009 and Mauricio Funes, of the left-wing FMLN political party was elected as new president.

        El Salvador is the third largest economy on Central America, but growth has been modest in recent years The economy is divided principally on services (59.1%), industry (29.8%) and agriculture (11.1%). Economic growth is expected to decelerate in 2009 due to the global slowdown and to El Salvador's dependence on US economy (mainly for exports and remittances). In 2006 El Salvador was the first country to ratify the Central America-Dominican Republic Free Trade Agreement (CAFTA). CAFTA has bolstered the export of processed foods, sugar, and ethanol, and supported investment in the maquila sector. El Salvador became a member of the World Trade Organization in 1995. As the country does not have control over its monetary policies following the adoption of the U.S. dollar in 2001, the government is committed to maintaining tight fiscal policies. El Salvador had a population of about 7 million in mid-2008. The 2008 GDP real growth rate was estimated at 3.2% and GDP per capita at about $6,400.

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

        Millicom has a 100.0% equity interest in Telemóvil El Salvador, S.A. Millicom accounts for this operation as a subsidiary using the full consolidation accounting method.

        Telemóvil launched its operations in 1993 and was the only mobile services provider until 1999. Since its entry into the market, Telemóvil has expanded its coverage of the main cities rapidly and remains the market leader. The full coverage GSM network was launched in August 2004. Services offered also include broadband internet, fixed wireless telephony and public telephony. Tigo's 3G Network was launched in September 2008 offering services like video calls, mobile internet (datacards) and all the current telecommunication services using 3G network.

        In 2008 there were 5 mobile services providers in the country. Telefónica and Telecom (initially owned by France Telecom) entered the market in 1999 as the second and third mobile operator, respectively Digicel (privately owned) entered the market in 2001 with a GSM network as the fourth operator. Digicel was recently acquired by the Caribbean operator with the same name. América Móvil of Mexico acquired France Telecom's interest in Telecom in 2003. In October 2005 Intelfon (privately owned) entered the market as the fifth mobile operator, offering services based on the iDen push-to-talk technology. Intelfon has a negligible market share to date.

        Telemóvil was awarded a 15-year mobile license in September 1991 which was subsequently extended until 2018. Telemóvil acquired WiMAX spectrum in 1998.

        Telemóvil's strategy is based on offering a combination of high quality network coverage and services at low prices showing the customer the "Aquí estoy" (here we are) culture. Leveraging Telemóvil's distribution capabilities through e-PIN, internet and other electronic means further enhances this strategy. Telemóvil also expanded its value added services and strengthened its customer services operations (18 service centers for customer direct care). As at December 31, 2008, Telemóvil's network comprised a total of 820 base stations with the capacity to handle a maximum of 2.5 million concurrent subscribers, and covered 89% of the total population leading the market with a share of 45.2% and area coverage of 97%.

Guatemala

        Guatemala's government system is a constitutional democratic republic. In 1996, peace accords were signed which brought an end to a 36-year civil war. Although Guatemala has completed a successful transition from military to civilian government, the military retains considerable political power. In November 2007, Mr. Alvaro Colom was elected President with 52.82% of votes. Mr Colom's Party is UNE, is of center-left tendency and does not control majority of seats in Congress.

        Guatemala is the largest and most populous of the Central American countries with a population of about 13 million in mid-2006. The agricultural sector accounts for about one-quarter of GDP, two-fifths of exports, and half of the labor force. Ongoing challenges include increasing government revenues, negotiating further assistance from international donors, upgrading both government and private financial operations, curtailing drug trafficking, fighting corruption, and narrowing the trade deficit. Remittances from a large expatriate community that moved to the United States during the civil war have become an important source of foreign exchange. Given Guatemala's large expatriate community in the United States, it is the top remittance recipient in Central America, with inflows serving as a primary source of foreign income equivalent to nearly two-thirds of exports. Economic growth is expected to slow in 2009 as export demand from US and other Central American markets drop, remittances from the United States come under pressure and foreign investment slows amid the global slowdown.

        The extension of the European Union's generalized system of preferences, under which Guatemalan exports enjoy preferential access to EU markets, is expected to have a positive impact on the economy going forward. Guatemala joined the GATT in 1991 and became member of the World Trade Organisation in 1995. The distribution of income in Guatemala remains very unequal with 75% of the population living under the poverty line, mostly in rural areas. The 2008 GDP real growth rate is estimated to be 3.9% and GDP per capita was about $5,400.

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

        Millicom has a 55% equity interest in Comunicaciones Celulares, S.A. (Comcel). The remaining 45% of the company is owned by Miffin Associates Corp., a Panamian company controlled by our local partner Mr. Mario David Lopez Estrada. Millicom accounts for this operation as a joint venture using the proportionate accounting method.

        Comcel was the first mobile operator in Guatemala when it launched commercial operations in 1990. The company enjoyed a monopoly position until 1999 when Telefónica and Telgua (owned by América Móvil) entered the market as the second and third operators. In 2001, BellSouth of the U.S. entered the market as the fourth operator but Telefónica of Spain acquired BellSouth's operations in 2004. América Móvil offers an integrated telecommunications solution including fixed and mobile telephony, cable TV and internet services. América Móvil and Telefónica are Comcel's most challenging competitors. In March 2003 two additional mobile licenses were granted. One license was granted to Electrónica Industrial, S.A., which sold the usufruct of the spectrum to Comcel in November 2006. The other license was granted to Digicel Guatemala S.A., which as of March 30, 2009 had not launched commercial operations.

        Comcel operates a GSM/GPRS/EDGE and a 3G networks. The GSM/GPRS/EDGE network was launched in August 2004 and the 3G network was launched in August 2008. Comcel also provides international long-distance services, roaming service, internet services and local telephony services.

        In January 1990, Comcel was awarded its initial 20-year license to operate a nationwide 800MHz network. In March 2003, Comcel was awarded a revised license to operate 10MHz of frequency for a period of 15 years until 2018. In August 1998, as validated in October 2001, the license to operate another 4MHz spectrum was awarded for the period until 2013. This license can then be extended for a further 15 years. Comcel acquired 25Mhz in the 2.5Ghz spectrum to operate WiMAX in July 2006.

        At December 31, 2008 the GSM network comprised 1,844 radio base stations serving approximately 4.4 million subscribers, and the network covers approximately 86% of the total population.

Honduras

        Honduras' government system is a democratic constitutional republic. Since the regional peace process that took place in the late 1980s, democracy in Honduras has been strengthened. The last presidential elections took place in November 2005, with the opposition candidate Manuel Zelaya Rosales of the Partido Liberal party being elected. The new government took office in January 2006. The next elections are planned for November 2009 with the same political parties leading the polls; with candidates: Porfirio Lobo Sosa running for the National Party and Elvin Santos for the Liberal Party.

        Although GDP per capita in Honduras is one of the lowest in Latin America, it has increased since the 1990s and overall economic growth has been higher in recent years than in many other countries in the region. Real GDP growth dropped to 2.3% in 2008 as a result of smaller remittances from the U.S. and the general economic climate. GDP per capita was estimated at $3,700 in 2008. Honduras continues to focus on pursuing the economic and reform program agreed with the International Monetary Fund (IMF) under the poverty reduction and growth facility in February 2004. Although no recent figures are available, it is estimated that between half and two-thirds of Hondurans lived below the poverty line in 2006. Honduras suffers from a very unequal distribution of income and massive unemployment As the country has met most of its macroeconomic targets, it has achieved debt relief under the IMF-World Bank's heavily indebted poor countries initiative. The United States is Honduras' largest trading partner. Honduras became a member of the US-Central America Free Trade Agreement in May 2004. The economy relies heavily on a narrow range of exports, notably bananas and coffee, making it vulnerable to natural disasters and shifts in commodity prices, but in recent years has experienced a rapid rise in exports of light manufacturers. Growth remains dependent on the economy of the U.S., its largest trading partner, and on reducing the high crime rate, as a means of attracting and maintaining investment. Honduras had a population of about 8 million in mid-2008.

        The Comisión Nacional de Telecomunicaciones (Conatel) was created in October 1995 as the national regulatory authority and reports directly to the Ministry of Telecommunications. It operates a licensing system for all telecommunication services in Honduras and is in charge of promoting the modernization and development of the sector by encouraging private investment, free competition and improved quality of service. Although Empresa Hondureña de Telecomunicaciones (Hondutel), the state owned national incumbent operator, has monopoly over local and long-distance telephony services, the government has opened value added services and mobile telephony to competition. Mobile operators (Millicom's Celtel, the market leader; Megatel, owned by América Móvil and most recently Digicel) have the right to carry international traffic for their own customer base.

        Millicom has a 66.67% equity interest in Celtel. The remaining 33.33% of Celtel is owned by Proempres Panama S.A., a privately-held company controlled by our local partners, Mr. Roberto Isaias Dassun and other members of his family. Millicom and Proempres entered into a revised shareholders agreement following the buy-out of a third shareholder, Motorola Inc. of the United States, in 2005, under which the two shareholders exercise joint control of Celtel. Millicom accounts for this operation as a joint venture using the proportionate accounting method.

        Celtel launched commercial operations in 1996 as the first mobile operator in Honduras and today operates a GSM and 3G networks. Until late 2003, Celtel enjoyed a monopoly status in the mobile market, when Megatel entered the market with a GSM network as the second operator, and in the first quarter of 2008 they launched their 3G Network. The third mobile license was issued to Hondutel (the State-owned fixed line incumbent) but their operations have only limited coverage in the 5 main cities of the country. A fourth license was issued to Digicel Honduras S.A., who launched operations on November 2008 with a GSM network.

        Celtel operates a GSM/GPRS/EDGE network and a 3G/HSDPA network. The 3G/HSDPA network was launched in August 2008. Celtel also provides international long-distance services and local telephony services.

        In June 1996, Celtel was awarded a 10-year license to operate a nationwide mobile network for a price of US$5.1 million. The license was transformed into a 25-year license in March 2005 with an expiry date of June 2021 at a cost of US$4.8 million. Celtel has already aquired a WiMAX license but have not yet performed a commercial launch.

        As at December 31, 2008 the GSM network comprised 1,326 radio base stations with the capacity to handle a maximum of 5 million concurrent subscribers and covered 98% of urban population and 82% of rural population.

SOUTH AMERICA

        Millicom's mobile operations in South America are located in Bolivia, Colombia and Paraguay. Our South American licenses covered approximately 61 million people as at December 31, 2008.

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

        One of these strategies was the "recuperation of the natural resources to the hands of the state": nationalization of the entire hydrocarbon sector (gas, production, transportation, refining, and storage companies), the main mining companies, and also Entel, the main telecom operator previously privatized in 1997. This nationalization process has been confirmed under the new constitution approved in January 2009. During 2009, all the new laws should be drafted and elections will be held in December 2009.

        The new constitution guarantees the "concession previous rights". In this sense, our Concession Contract rights will not be affected. One of the most relevant changes result from the new constitution is the elimination of the Sirese system, an autonomous government agency responsible for regulating the five basic utility sectors: telecommunications, electricity, transport, oil and gas and water. These functions will be taken over by a Government Ministry.

        Bolivia's GDP per capita was estimated to be $4,700 in 2008. The GDP real growth rate in 2008 was estimated to be 4.8%. Oil and gas, mining, smelting, food and beverages, tobacco and clothing are the most important industries in Bolivia. The country became member of the World Trade Organization in 1995 and is a member of Mercosur (the Southern Common Market with Argentina, Brazil, Paraguay and Uruguay). In early 2008, higher earnings for mining and hydrocarbons exports pushed the current account surplus to 9.4% of GDP and the government's higher tax take produced a fiscal surplus after years of large deficits. Private investment as a share of GDP remains among the lowest in Latin America, and inflation was at double-digit levels in 2008. The decline in commodity prices in late 2008, the lack of foreign investment in the mining and hydrocarbon sectors, and the suspension of trade benefits with the United States will pose challenges for the Bolivian economy in 2009. Bolivia's population at end of 2008 was of 9 million.

        Millicom has a 100% equity interest in Telecel. In addition to offering mobile services (GSM and 3G) on a nationwide basis, Telecel offers national and international long-distance services and data transmissions (Wimax and 3G). Millicom accounts for this operation as a subsidiary, i.e. using the full consolidation accounting method.

        Telecel launched commercial operations in 1991 through an offering of analogue mobile services in Bolivia's three main cities of La Paz, Santa Cruz and Cochabamba. Telecel introduced the first prepaid mobile telephony offering in Bolivia at the end of 1996 and launched digital services through its TDMA network in 1997. Telecel started offering nationwide GSM services in December 2005 and is the first and only operator in Bolivia to offer 3G services since 2008.

        From 1991 to 1996 Telecel was the only mobile operator in Bolivia. Móvil de Entel, the mobile subsidiary of incumbent operator Entel, launched its mobile services in 1996. In 1997, the government of Bolivia privatized Entel by selling a 50.9% stake to Telecom Italia. Entel was recently renationalized. Then, in 2001 NuevaTel (a joint venture, now 72% owned by Trilogy International Partners of the U.S., and 28% by Cooperative of Telecommunications Cochabamba, one of Bolivia's largest telecommunication co-operatives) entered the market with a GSM network. By 2002, Móvil de Entel also started offering heavily subsidized GSM services. Consequently, Móvil de Entel became the leading operator in terms of subscriber numbers. In December 2005 Telecel introduced tigo® with its new GSM network and at the end of 2006 Telecel had consolidated its position as the second operator in the Bolivian mobile market.

        Telecel was awarded a 20-year license in 1990 to operate a mobile network in Bolivia's three main cities (La Paz, Santa Cruz and Cochabamba). The license was extended in 1995 and will expire in November 2015. Telecel's license was extended in 1997 to cover the rest of the country for a period of 20 years. In December 2002, Telecel was also awarded a 40-year license to provide long-distance telecommunication services in Bolivia. This license is mainly used to carry Telecel's mobile traffic. In May 2006 Telecel was awarded a 40-year data concession to provide services in Bolivia.

        At December 31, 2008, 591 base stations were in place, compared to 367 at December 31, 2007. Telecel's customer base reached 1,399,048 subscribers at the end of 2008. The number of Telecel subscribers grew 33% covering 54% of Bolivia's population.

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

        Colombia's GDP per capita was estimated to be $9,000 in 2008. Colombia's population was estimated at 45 million in mid-2008. Colombia's economy has experienced positive growth over the past four years despite a serious armed conflict and the GDP real growth rate was estimated at 3.8% in 2008. The economy slowed down in 2008 as a result of the global financial crisis, reducing the demand for Colombia's exports and weakening of internal demand. In response the government has quickly adopted measures to maintain investor confidence and to keep credit lines to the private sector. These actions have included the cut of capital controls, emergency credit lines from multilateral institutions and putting liquidity into the financial markets through the reduction of the interest rate from the central bank. The business sector is concerned about the impact of the global recession over Colombia's exports, as well as the approval of the FTA, which is installed in the US Congress.

        In October 2006, Millicom acquired 50% plus one share of the share capital of Colombia Móvil S.A. ESP for a price $124 million. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

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

        Colombia Móvil S.A. ESP was awarded three licenses in February 2003 to offer Personal Communications System (PCS) services in the three zones, covering all of Colombia. The PCS licenses each have a term of 10 years and allow Colombia Móvil to offer voice, data and video services without additional license requirement for value added services. Additionally, Colombia Móvil has one license for offering carrier services, with a term of 10 years, extendable for 10 more years. Colombia Móvil S.A. ESP is operating in Colombia with GSM/GPRS technology, on the 1900 MHz band, with 40Mhz of spectrum in the 1900MHz band composed of 30 MHz awarded with the PCS license in 2003 with a 10yrs duration and 10MHz awarded in August 2008 for the same validity period as the PCS license.

        In addition to the PCS license, Colombia Movil has another license that permits to offer several telecommunication services, named "Título Habilitante Convergente" which was awarded in April 2008 and it has a term of 10 years renewable. Through this license, Colombia Movil is offering value added services, international gateway services since July 2003 and is able to offer bearer services.

        Colombia Movil launched a 3G trial service in key cities on the last quarter of 2008.

        Colombia is a "calling party pays" country. Interconnection is mandatory and it cannot be interrupted without previous permission from the regulator. Colombia Móvil has fully operational interconnection agreements for voice and SMS services with the other mobile operators and is considering the interconnection conditions for other data services, such as MMS.

        The Communications Ministry manages the radio electric spectrum and in addition there is a regulatory entity known as the Telecommunications Regulatory Commission (CRT), which is in charge of issuing and controlling the regulatory framework applicable to the industry.

        The Colombian telecommunications market is very competitive with about 30 fixed local operators, two mobile operators, one mobile PCS, one digital trunking and around thirty five long distance operators, which are owned by private and public shareholders. Colombia Móvil has interconnection with all fixed operators through direct or indirect agreements. Interconnection charges have been commercially agreed or imposed by regulation, on December 2007 important reductions in interconnection charges were issued. Mobile operators mutually pay interconnection charges for call termination. As of December 31, 2008 Colombia Móvil had a market share of approximately 8,4%.

        Colombia Móvil rebranded and redesigned its services using tigo® in the last quarter of 2006. According to the Superintendencia de Industria y Comercio, the country has an estimate of 40 million active mobile subscribers reaching a penetration of 90%, most of which are using prepaid.

        As at December 31, 2008, Colombia Móvil's network comprised 2,680 radio base stations with the capacity to handle a maximum of 3.5 million concurrent subscribers. The network covered 78% of the total population at the end of 2008. The network is GSM/GPRS, EDGE and 3.5G enabled.

Paraguay

        Paraguay's governmental system is a Constitutional Republic. The 35-year military dictatorship of Alfredo Stroessner was overthrown in 1989 and, despite a marked increase in political infighting in recent years, relatively free and regular presidential elections have been held since then. President Nicanor Duarte Frutos of the Partido Colorado political party oversaw a period of economic recovery and greater stability of public finances after taking office in 2003. Presidential elections which took place last year resulted in the election of Fernando Lugo (a former bishop in alliance with the main opposition party, the Liberal party).

        Paraguay has a market economy characterized by a large informal sector. Soya and other agricultural products as well as meat are being exported to Mercosur, Europe and other countries, (66% of economic growth was due to exports of agricultural products) this, together with royalties from Itaipu (the largest hydro electric power plant worldwide) and remittances from Paraguayans living abroad, represent the main income sources. A large proportion of the population derives their living from agricultural activity, often on a subsistence basis. It is estimated that about 35% of the population continued to live below the poverty line in 2008. During the 1990s, the average annual growth rate in GDP per capita was negative with growth of only 0.5% between 1990 and 1995. Most observers attribute Paraguay's relatively poor economic performance to political uncertainty, corruption, limited progress on structural reform, and deficient infrastructure. The economy rebounded between 2003 and 2008 as growing world demand for commodities combined with high prices and favorable weather to support Paraguay's commodity-based export expansion. The real GDP growth rate was estimated at 4.7% in 2008. Paraguay had a population estimated at 7 million in 2008.

        The Telecommunications Law of 1995 was aimed at liberalizing the sector through the creation of the Comisión Nacional de Telecomunicaciones (Conatel), the regulatory authority of the telecommunications sector. Although the law succeeded in opening up the mobile and value added sectors, including the internet service provider market, state owned incumbent Copaco has retained its monopoly position in the fixed-line and international calls market. This monopoly remains despite Conatel's decision to enforce regulation which will allow international connectivity to Internet Fiber Optic networks in the border with Argentina or Brazil, as VoIP services, though this is rejected by Copaco workers' Union.

        Telecel Paraguay is 100% owned by Millicom and started operations in 1992. It primarily operates a GSM network which is GPRS / EDGE enabled. Telecel also operates the largest broadband wireless network with WiMAX in Paraguay and was the market leader in the Paraguayan broadband market in 2007. In 2008, Telecel launced 3G services.

        Until 1998, Telecel enjoyed a monopoly position in the mobile market when Personal (owned by Telecom Italia) entered the market as the second operator. In 1999, Vox (a joint venture between KDDI Corporation of Japan and Mr. Toyotoshi, a local businessman) entered the market with a GSM network as the third operator. Hutchison Whampoa owned Porthable entered the market as the fourth mobile operator in 2001, followed in 2005 by América Móvil who acquired Porthable, re-named CTI, from Hutchison Whampoa, currently operating under the brand name Claro.

        Telecel was awarded a 10-year license for an 800MHz network in 1991, which was renewed in October 2001 until October 2006, when the license was again renewed until 2011. In 1997, The 1900MHz PCS license that expired in November 2007 was renewed for an additional 5 years period (until November 2012). This license is renewable for successive five-year periods. The ISP services and data transmission licenses were awarded in 1999, renewed in 2005 and 2004 and will expire in 2010 and 2009, respectively.

        Tigo Paraguay subscribers grew 33% in 2008. By the end of 2008, Tigo had 2,747,872 subscribers. At December 31, 2008, 737 radio base stations were in place.

        In August 2008 Tigo launched the Fiber to the Home services (FTTH), with an initial phase of 25 Central Offices and an initial capacity of 2,000 ports, covering the metropolitan area of Asuncion, Ciudad del Este and Encarnación.

AFRICA

        Millicom's Africa cluster consists of its mobile operations in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal and Tanzania. Our African licenses covered approximately 153 million people as at December 31, 2008.

Chad

        Chad's government system is a unitary republic based on the amended constitution of June 2005. The country endured three decades of civil war as well as an invasion by Libya before peace was restored in 1990. The government finally drafted a democratic constitution and held flawed presidential elections in 1996 and 2001. In 1998, a rebellion broke out in northern Chad, which continues to sporadically flare up despite several peace agreements between the government and the rebels. In 2005 new rebel groups emerged in western Sudan (Darfur) and have made probing attacks into eastern Chad. Power remains in the hands of an ethnic minority. In June 2005, President Idriss Déby held a referendum successfully removing constitutional term limits. In April 2006 an attempted coup against Mr. Déby's government was defeated. In May 2006, Mr. Déby was re-elected president for a five-year term. At the time of the election, the country was facing a growing conflict with Sudan, high unemployment, and a growing insurgency fueled by deserting members of the Chadian military and the United Front for Democratic Change rebel group. During the first two weeks of February 2008 rebel groups opposing the Government of Mr. Deby made attacks on cities along the Sudanese border and into N'Djamena. By order of the Government all networks were shut down in N'Djamena and along the Sudanese border.

        Chad's primarily agricultural economy continues to be supported by major oil and gas projects which started in 2000. Over 80% of the country's population relies on subsistence farming and livestock for its livelihood. Chad's economy has long been handicapped by its landlocked position, high energy costs, and a history of instability. Chad relies on foreign assistance and foreign capital for most public and private sector investment projects. A consortium led by two U.S. companies has been investing $3.7 billion to develop oil reserves, estimated at 1 billion barrels, in southern Chad. The nation's total oil reserves has been estimated to be 2 billion barrels. Oil production came on stream in late 2003 and Chad began to export oil in 2004. Although cotton, cattle, gum arabic are important commodities produced for export in Chad, around 97% of the country's exports are derived from the oil and gas industry. Following the resumption of IMF assistance in early 2005, a new poverty reduction and strategy paper has begun to broadly shape future economic policy. Poverty remains a key issue in Chad with approximately 80% of the population living below the poverty line in 2006, and a 2008 GDP per capita estimated at $1,600. Real GDP growth in 2008 was estimated at 1.7%. Chad became a member of the World Trade Organization in 1996. Chad had a population of about 10 million in mid-2008 and had about 400,000 refugees from Sudan (Darfur) and Central Africa on its soil.

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

        Celtel Tchad, in which Kuwait based Zain (formerly MTC) is the 100% majority shareholder, is the only other major mobile operator in Chad.

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

        As at December 31, 2008 Millicom Tchad's GSM network comprised 216 radio base stations with the capacity to handle a maximum of 850,000 concurrent subscribers and the network covered 54% of the total population.

Democratic Republic of Congo (DRC)

        The DRC's government system is a unitary republic. Following the withdrawal of Rwandan forces from eastern DRC in 2002, the Pretoria Accord was signed by all relevant parties to end four years of regional war involving Angola, Chad, Namibia, Sudan and Zimbabwe supporting the Congolese regime being challenged by Rwanda and Uganda. A transitional government was set up in July 2003 with Joseph Kabila. He was joined by four vice-presidents representing the former government, former rebel groups and the political opposition. New elections had been due by June 2005 after a transition period of two years. The transitional government held a successful constitutional referendum in December 2005 and elections considered generally free and fair for the presidency, National Assembly, and provincial legislatures in 2006. These were the first democratic elections in about 40 years, since the election of Patrice Lumumba, Congo's first ever elected head of state. President Kabila was inaugurated president in December 2006. Provincial assemblies were constituted in early 2007, and elected governors and national senators in January 2007. 2008 saw again the war in the East starting again with one million refugees displaced, international community and UN fully involved into the humanitarian crisis.

        The economy of the DRC, a nation endowed with vast potential wealth, has declined drastically since the mid-1980s. The war, which began in August 1998, dramatically reduced national output and government revenue, increased external debt, and resulted in the deaths of about 3.5 million people from violence, famine, and disease. Foreign businesses curtailed operations due to uncertainty about the outcome of the conflict, lack of infrastructure, and the difficult operating environment. Conditions improved in late 2002 with the withdrawal of a large portion of the invading foreign troops. The transitional government has reopened relations with international financial institutions and international donors, and President Kabila has begun implementing reforms. Much economic activity lies outside the GDP data. Economic stability improved in 2003 - 7, although an uncertain legal framework, corruption, and a lack of openness in government policy continues to hamper growth. In 2005 - 07, renewed activity in the mining sector, the source of most exports, boosted the government's fiscal position and GDP growth. Business and economic prospects are expected to improve as a result of the announcement in February 2007 of the new government. Economic growth as measured by real GDP growth in DRC was estimated at over 7% in 2007, largely driven by the country's main industries such as mining, mineral processing and textiles. The country continues to suffer from severe lack of infrastructure and continued instability and attacks by rebels in the eastern parts of the country (Ituri region). DRC became a member of the World Trade Organization in 1997. DRC had a population estimated at about 66 million in 2007. GDP per capita was estimated at $300 in 2007. The percentage of persons living below the poverty line is not available but is clearly very large.

        As 2008 ends, the international crisis is now hitting DRC with all commodities (wood, minerals) exports dropping by more than 50% compared to previous quarter. Consequently, 50% of the mining companies already closed down, laid off more than 300 K employees and resulting in a deep recession in the Katanga region. According to the Governor of Central Bank of Congo, the crisis will result in the Franc Congolese dropping against US dollar in coming months.

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

        Millicom has a 100% equity interest in Oasis S.P.R.L. and accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

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

        Discussions have continued with the relevant authorities about whether, as a result of the acquisition of Oasis by Millicom, a license transfer fee of $14,8 million may be due under a ministerial decree dated July 29, 2005. Millicom's position is that no transfer fee is due because the wording of the law in question does not apply to the specific transaction structure by which Millicom acquired Oasis. However, there is a risk that Oasis may not be able to avoid the payment of the transfer fee in 2009.

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

        After several years of underinvestment, Oasis' market position had declined to a number four position in terms of subscribers when it was acquired by Millicom in mid-September 2005. Since then, Millicom has built up and re-launched the operation by introducing tigo® in January 2007 by offering a combination of improved coverage and quality of mobile voice services, innovative products and services, a direct distribution network, and a new pricing strategy. Starting with 50K subs in January 2007, tigo DRC ended 2008 with more than million subscribers (1,048K)..

        In November 1997 Oasis was awarded a 20-year license to operate a fixed-line network in DRC. An amendment to the license was signed in October 1999 which allows the company to construct a nationwide GSM network. Oasis does not have a WiMAX license. However Wimax operators already exist in DRC, positioned mainly in Kinshasa.

        Other GSM licenses were granted in 2008 to the following operators: Niletel (already present in Sierra Leone), Hits Telecom (present in Tanzania and Equatorial Guinea) and MTN.

        3G licenses should be auctioned in 2010 according to the Ministry of Telecommunications in charge to organize the auction.

        As of end of 2008, Oasis' GSM network comprises 607 base stations with the capacity to handle a maximum of 2 million concurrent subscribers. The network covers 30% of the total population, so 20 million people.

Ghana

        On March 6, 1957, Ghana (formerly the Gold Coast), became the first sub-Saharan country in colonial Africa to gain independence. The country's constitution was temporarily suspended in 1981, following a series of alternating military and civilian governments. A new constitution, restoring multi-party politics, was approved in 1992 with Lt. Jerry Rawlings, being democratically voted in power for a term from 1992 to 1996 and another from 1996 to 2000. President Rawlings, was however constitutionally prevented from running for a third term in 2000, thus allowing now ex president John Kufuor an opportunity to govern Ghana from 2000 till the just ended second term, in December 2008. In December 2008, Ghanaians again enjoyed a free and fair election, voting President Evans Atta Mills as president from 2009 till 2012.

        Ghana's key industries include mining, lumber, light manufacturing, aluminum smelting and food processing. Gold, timber and cocoa production are major sources of foreign exchange. Ghana remains dependent on international financial and technical assistance from foreign bodies and governments. The country opted for debt relief under the IMF-World Bank's heavily indebted poor countries program in 2002 and in July 2004 it satisfied the program's conditions and the decision was taken to give Ghana debt relief of approximately US$3.5 billion on debt it owed to international institutions, resulting in debt service savings of approximately US$100 million per annum for the following 20 years. Policy priorities include tighter monetary and fiscal policies, accelerated privatization and improvement of social services. Ghana had an estimated 6.3% real GDP growth in 2008 and inflation rate at close to 16%. Ghana has been plagued with a recent energy crisis as its main source of electricity (the Akosombo hydro-electric dam) was unable to generate enough electricity to meet the needs of the growing population and the expanding industrial activities. The energy crisis lasted until the last quarter of 2007 when the water level in the dam improved slightly and the power generation became more stable. Ghana's GDP per capita was estimated at $1,500 in 2008. Although no reliable recent figures are available, it is estimated that at least a quarter of the estimated current population of 23million (December 2008) continues to live under the poverty line.

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

        Millicom Ghana (tigo) was the first mobile operator in Ghana having commenced operations in 1992. Millicom Ghana further pioneered the concept of prepaid services in Ghana in 1998. Tigo was the second largest mobile operator in Ghana as at December, 2008. In addition to Millicom Ghana, four other companies offer mobile services in the country: Kasapa, MTN, OneTouch and Westel. After nearly a decade of relatively slow growth, the mobile market in Ghana started seeing considerable growth in penetration starting in 2001 as a result of several favorable factors, including the development of a regulatory framework, increased competition and the improving macroeconomic environment. Mobile penetration has increased in recent years from 7% to almost 44% at the end of 2008.

        MTN, a South African mobile operator previously known as Areeba, began operations in 1996 as the third operator and operates a nation-wide GSM 900 MHz network. As at December 2008 it was estimated to have the highest subscriber base amongst all the mobile operators in Ghana. The start of operations of MTN resulted in significant erosion in Millicom Ghana's market share and a consequential loss of its leadership position mainly due to the fact that it was not operating GSM service until 2002. MTN currently has the largest network coverage in Ghana. OneTouch is a division of Ghana Telecom, Ghana's main fixed line service provider, operating a GSM 900 MHz network. In 2000, OneTouch entered the market as the fourth operator when Millicom Ghana was applying for its GSM license. OneTouch was not allowed to launch commercial operations until July 2002. Kasapa, majority owned by Hutchison Whampoa, entered the market as the second operator with an AMPS network in 1995 when Millicom was enjoying its market monopoly. The company now operates (CDMA) service with limited coverage. Kasapa, formerly known as Celltel, is the smallest Mobile operator in Ghana. Westel, the national fixed line operator was bought by Zain during 2007. Westel has both fixed and mobile license and started providing services in 2008. Glo, a Nigerian operator, is expected to launch in 2009 as they started to preparing their network.

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

        In March 2006, Millicom Ghana introduced tigo® and offered an array of Value-Added Services (VAS): General Packet Radio Services (GPRS), Wireless Application Protocol (WAP), Multimedia Messaging Services (MMS), Caller Ring Back Tones (CRBT) and other interactive value added services. Millicom Ghana acquiried a 3G license in the last quarter of 2008, but it has not yet started to prepare its current network to be compatible.

        Millicom Ghana's GSM network had a total of 665 radio base stations and the capacity to handle over 4.9 million concurrent subscribers at December 31, 2008. Its network covered slightly over 81% of the total population as at the same date.

Mauritius

        Mauritius' government system is a parliamentary democracy. After almost four centuries under Dutch, French and British control, the country gained its independence in 1968. A stable democracy with regular free elections, Mauritius has attracted considerable foreign investment and has earned one of Africa's highest per capita incomes. Sir Anerood Jugnauth has been president since 2003 and Navinchandra Ramgoolam of the Labor Party was elected prime minister in the July 2005 elections.

        Since 1968 Mauritius has developed from a low-income, agriculturally based economy to a middle income diversified economy with growing industrial, financial and tourist sectors. For most of the period, economic growth (as measured by real GDP) has been between 5% and 6% per year, which has resulted in more equitable income distribution, increased life expectancy, and significantly improved infrastructure. Real GDP growth was estimated at over 5% in 2007 and GDP per capita (at PPP) at $11k. About 10% of the Mauritius population lived under the poverty line in 2007. Sugarcane is grown on approximately 90% of the cultivated land area and accounts for 25% of export earnings. The government's development strategy centers on foreign investment, expanding local financial institutions and expanding the domestic ICT industry. Mauritius, with its strong textile sector, is well positioned to take advantage of the Africa Growth and Opportunity Act. Mauritius had a population of about 1.3 million in mid 2008 .

        The Information and Communication Technology Authority (ICTA) is the country's telecommunications regulator. Mauritius has the highest mobile and fixed-line penetration rates in sub-Saharan Africa. The domestic telecommunications market is dominated by Mauritius Telecom.

        Millicom has a 50% equity interest in Emtel Limited. The remaining 50% of the company is owned by a local partner, Currimjee Jeewanjee & Co. Ltd, a leading diversified group in Mauritius. The two shareholders in Emtel jointly control the company. Millicom accounts for this operation as a joint venture, i.e., using the proportionate accounting method.

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

        Emtel operates a GSM network which is GPRS enabled and a UMTS/3G /HSDPA network.

        Emtel owns licenses for mobile services, international long-distance and internet services . Emtel was awarded a 10-year license in 1989, including a seven year exclusivity period. Emtel's license was modified in November 2000 and is valid for a period of 15 years. Furthermore, Emtel obtained additional spectrum for UMTS/3G services in November 2004, an international long-distance license in December 2003 (valid until 2018) and an internet service license in May 2004 (valid until 2019). Since May 2006, Emtel has had temporary rights to offer WiMAX based services on a trial basis, and acquired a WiMAX license in March 2007. Emtel has a WIMAX network with currently 11 base stations and an HSDPA network of 65 base stations. HSPA trials are currently in progress. Implementation of the Telecommunications Directive (1 of 2008) to reduce interconnect tariffs to the state-owned fixed-line infrastructure has been implemented in May 2008.

        As at December, 2008-, Emtel's GSM network comprised 196 base stations with the capacity to handle a maximum of 485,000 concurrent subscribers, and covered 98% of the total population. As at the same date, Emtel's 3G network had 183 base stations with the capacity to handle 100,000 concurrent subscribers.

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

        Real GDP growth was estimated at 4.8% in 2008 and GDP per capita at $1,800. About half of the population continues to live under the poverty line. The government continues to support the New Partnership for Africa's Development which, with the backing of the G8, aims to increase donor support and inflows of foreign direct investment to African countries in exchange for improvements in governance. Senegal also continues to pursue a donor supported economic reform program as outlined in the IMF's three-year poverty reduction and growth facility approved in April 2003. Senegal still relies heavily upon outside donor assistance. Under the IMF's Highly Indebted Poor Countries (HIPC) debt relief program, Senegal benefited from eradication of two-thirds of its bilateral, multilateral, and private sector debt. In 2007, Senegal and the IMF agreed to a new, non-disbursing, Policy Support Initiative program.

        The country's key industries include agriculture and fishing, mining, fertilizer production and petroleum refining. High unemployment, however, continues to prompt illegal migrants to flee Senegal in search of better job opportunities in Europe. Senegal was also beset by an energy crisis that caused widespread blackouts in 2008. Senegal became a member of the World Trade Organization in 1995. In September 2005, the World Bank and the IMF agreed to support Senegal's accelerated growth strategy, combining the goals fixed under the poverty reduction and growth facility with the goal of increasing real GDP growth from its current level to 8% p.a. by 2015. Senegal had a population of about 13 million in 2008.

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

        Senegal has developed one of the most extensive and modern telecommunication infrastructures in Africa. Mobile services were introduced in 1996 and, since the introduction of competition in 1999 with the start of Sentel's commercial operations, the number of mobile subscribers has grown substantially. Sonatel, controlled by France Télécom and Expresso controlled by Sudatel (services launched in January 2009) are the other mobile operators in Senegal in addition to Millicom's Sentel.

        Sentel was awarded a 20-year concession to operate a nationwide network in July 1998. The concession is renewable every five years after the expiry of the original concession, in 2018, subject to the approval of the Senegalese authorities and provided Sentel has complied with the terms of the concession. At the time of the grant of the concession, the Senegalese government had announced certain amendments to the concession. No amendments to the concession have been implemented to date. The government that took office in 2000 repeatedly publicly questioned the status and the validity of Sentel's concession. In August 2002, Millicom and the government entered into an agreement whereby they agreed to negotiate in good faith certain mutually acceptable new conditions that would constitute an amendment of Sentel's 1998 concession. In 2008 the government again questioned the status and the validity of Sentel's concession. This disagreement has led the government of Senegal to institute court proceedings against Sentel and for Sentel to institute arbitration proceedings against the Republic of Senegal with the International Center for the Settlement of Investment Disputes (ICSID).

        On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

        On the same day, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel's license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

        Sentel launched its commercial operations in 1999 as the second mobile operator in the country and it was the first mobile operator to introduce GPRS services. Sentel launched tigo® in November 2005. Sentel does not yet have a WiMAX license.

        As of December 31, 2008 Millicom had a 100% equity interest in Sentel.

        As of December 31, 2008 Sentel' s GSM network comprised 527 radio base stations with the network capacity to handle a maximum of 2,3 million concurrent subscribers and covered 82.8% of the urban population and 60.9% of the rural population.

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

        Following the buy-out of the minority shareholder, Ultimate Communications Limited, in January 2006, Millicom owns 100% of MIC Tanzania Limited. Due to an attachment order on all the shares in MIC Tanzania, the 15.6% shareholding acquired from the minority shareholder has yet to be registered at the local Companies Registrar's office. The attachment order is the result of a lawsuit instituted in Tanzania by a disgruntled former employee. Millicom expects the issue of the judgment lifting the attachment order to occur during 2009. Although there is no assurance that the judgment will be in Millicom's favor, we expect it to be as the legal basis for the order is erroneous. Millicom accounts for this operation as a subsidiary, i.e., using the full consolidation accounting method.

        MIC Tanzania was the first mobile operator in Tanzania, launching commercial services in 1994 that initially covered Dar es Salaam, Zanzibar, Arusha and Mwanza. In 1999, it introduced its first GSM service offering and analogue services were discontinued in October 2005.

        The other mobile telephony operators in Tanzania are:

  •
  Vodacom Tanzania, 65% owned now by Vodafone who recently took control of the operation and 35% owned by local Partner, entered the market in August 2000 and has become the leading provider of mobile services in Tanzania in terms of subscribers.

  •
  Zain Tanzania, in which Kuwait-based MTC has a 100% shareholding, launched GSM services in the country in November 2001. With the same share composition 65% Zain and 35% local partner

  •
  Zantel, jointly owned by the government of Zanzibar, Emirate Telecommunication Company, Kintbury Investment of the Channel Islands and a local technology firm, introduced GSM services in Zanzibar and the islands of Unguja and Pemba in August 1999, and entered the Tanzanian mainland in June 2005 through a national roaming agreement with Vodacom Tanzania. 65% owned by etisalat and 35% local equity

  •
  Excellentcom Tanzania Ltd was on November 2007 licensed as a GSM mobile operator but has yet to start operations by 2009.

  •
  On top of that, there are 3 CDMA operator with less than 3% of market share. TTCL, Bol, rural netco ltda,

  •
  And the recently license awarded epocha, dovotel and mycell which are supposed to be rolling out their networks by 2009/10 (in total 11 licenses for mobile operators in Tanzania)

        In January 1994 MIC Tanzania was awarded a 15-year license to operate a nationwide mobile network and, in January 2004, the company's license was extended to a 25-year license expiring in January 2019. MIC Tanzania does not have a WiMAX license, but it will obtain one as part of the migration to the new converged licensing framework. At the moment its under negotioation since all spectrum has been awarded already.

        In May 2007 we migrated to the converged licensing framework which is technological neutral. MIC Tanzania has been issued with three separate licences for Network facilities Services, Network Services and, Application Services. While the first two will last for 25 years, the last one will last for 5 years renewable.

        The GSM network comprises 937 base stations with a maximum capacity of handling 2,806,481 concurrent subscribers call attempts during busy hour. The network covers 59% of the total population

ASIA

        Millicom has three operations in Asia: Cambodia, Laos, and Sri Lanka. Millicom's Asian operations in Sri Lanka, Cambodia and Laos covered approximately 42 million people as at December 31, 2007.

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

        Cambodia has 14 million inhabitants and GDP (PPP) of $2,100. The population is primarily rural based, hence, it is heavily dependent on subsistence farming. Population growth is estimated at 2% p.a. The Cambodia Socio Economic Survey (CSES) of 2007 pegged the total labour force at about 7.5 million, or 56% of total population, with an approximated 0.2 million people entering the labour market every year.

        The Cambodian economy recorded significant growth in recent years due to the GoC's efforts to stabilize the economy and reduce poverty. Such expansion has been driven largely by the growth of the garment and tourism industries has produced a double digit GDP growth of 10 - 13% p.a. between 2004 and 2007. However, the growth for 2008 is estimated to be at 6.8% only due to slower growth expected for garment industry and negative growth for the construction sector, despite tourism sector and financial sector remaining relatively strong. The downward trend is likely to carry over to 2009. The anticipated launch of a Cambodia Stock Exchange Market by end of 2009 and exploitation of the extractive industries such as oil and gas continue to attract attention and draw big investors. As such, the economic growth could be speeded up if significant progress is made in critical reforms.

        Historically low inflation rate averaging 3% between 2002 and 2004 has jumped to 20.2% for 2008. Increase of prices of crude oil and food price in international market and depreciation of the US Dollars, as well as dependency on imported consumer goods, are the main reasons for this huge inflation. However, given the decrease in price of crude oil on international market, inflation is expected to decrease in 2009.

        The Council for Development of Cambodia approved 50 investment projects worth US$4.4 billion in fixed assets, representing five-fold increase in value versus 2007 although there is a decrease of 3.8% in number of projects. Prospects are slim that the number of projects approved in 2009 will increase significantly given the current global financial crisis and limited local skills and resources.

        Taxation remains the main source of revenue for the GoC and is expected to account for 82.7% of total revenue and the GoC is still heavily reliant on multilateral aid to supplement its budget. Cambodia has been promised foreign aid amounting to nearly US$1 billion for 2009 which will be invested directly into agriculture and health sectors, education and infrastructure improvement. Although the GoC had made steps to diversify the economy, Cambodia remains heavily dependent on agricultural output. Furthermore, because of the high degree of dollarization of the economy, the central bank is limited in its ability to use monetary policy tools to manage the economy. Lack of governance and corruption remain major issues. Poverty and unemployment remain high as the economy is unable to absorb a rapidly growing labor force.

        The Cambodian market is characterized by low mobile (26.5% or 3.6 million subscribers). Cambodia's telecommunication sector is overseen by the Ministry of Post and Telecommunication ("MPTC"), which is both the policy making body and the sector regulator. There is no telecommunications law in place in Cambodia and in the absence of such law, the sector is governed by decrees and sub-decrees issued by MPTC and the Prime Minister. A draft telecommunications law has been in development over last several years by an independent consultant, with assistance from the International Telecommunication Union ("ITU") and the Asian Development Bank ("ADB"). The draft law proposes to separate the regulatory and policy making functions by setting up a regulator that will also assume traditional roles of license issuance, spectrum management, interconnection regulation, universal access, and numbering. The law also require that the provision of network and provision of services to be separated into autonomous independent entities. The draft Telecoms Law was submitted to the National Assembly for review prior to ratification, but was withdrawn without being reviewed. It is not clear when / if the Law will ever be ratified by the government.

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

        Royal Millicom Company Ltd ("RMC") owns 100% of the equity in CamGSM. The principal shareholders of RMC are Millicom Holdings Cambodia BV (61.5%) (represented by Millicom International Cellular (58.4%) and a private business partner, Mr Muhammad Akhtar Zaman (3.1%); and the Royal Group of Companies (38.5%), represented by Mr. Neak Oknha Kith Meng.

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

        There were three other mobile operators in Cambodia when CamGSM entered the market in 1997: Casacom (100% owned by Telekom Malaysia since late 2006), CamTel (wholly owned by Thai conglomerate CP and only offering analogue postpaid mobile services) and Tricelcam (Malaysian). CamGSM established its market position through the introduction of quality services, development of distribution outlets and branding aimed at the youth market segment. As a result, Tricelcam exited the market and CamTel has become unable to compete effectively with its AMPS platform. Shinawatra entered the Cambodian mobile market in 1999, having previously operated in Cambodia with a wireless local loop license, and has competed primarily based on price, providing lower quality services and coverage for lower-end users. Casacom has experienced erosion in its market share mainly due to slow adoption of prepaid services, failing to respond to price competition from Shinawatra, and lack of innovation.. Applifone, a Kazakhstan-based company, and local partners has started services in late 2007. In 2008, new competitors in the market are Cadscomm (launched a 3G network in March 2008 to target high end corporate clients but still with limited coverage) and Viettel (a Vietnamese operator launched in Q4 2008 and is aggressive in giving away free sims to military personnel, government officials and university students). Two new operators are expected to launch in early 2009, Vimpelcom (Russia) and Latelz (Turkey).

        Starting in 2006, the MPTC, acting as regulator, issued new licenses, bringing the total number of licenses issued in Cambodia to 13, and is in the process of restructuring the spectrum to accommodate the new operators. The restructuring saw CamGSM's frequency allocation reduced by 3.2MHz (to 9.3MHz), 5MHz (to 15MHz) 7MHz (to 15MHz) in the 900MHz, 1800MHz and 3G bands respectively. MPTC has been further notified CamGSM that the operating frequency has been reduced to 6.3MHz within the 900MHz spectrum effective from 1st July 2008. As 76% of the cell sites are operating on 900MHz spectrum, CamGSM needs to address the impact on existing infrastructure and all proposed expansion plans as the company may experience network outages and service degradation.

        On March 3, 2006 the MPTC advised CamGSM that it was increasing the revenue share associated with the license. CamGSM appealed the original sub-decree and on March 22, 2006 satisfactorily resolved this issue with the regulator. The revenue share and related taxes associated with the license have increased from around 34% to 43% of revenues, and should the ministry provide better terms to another operator in the future, the revenue share will be adjusted to match, in the spirit of a "most favored nations" clause. In Cambodia we also operate an international gateway, a high-speed data business, and a TV station (2 channels; the new channel MyTV was launched on 9 January 2009).

        At December 31, 2008, CamGSM's GSM network comprised 1,436 base stations. Two new MSCs were implemented to increase network calling capacity to 2.8 million subscribers and the whole of the CamGSM network was enabled to EGPRS (EDGE) with an average capability of MCS06 (up to 48kbps).

People's Democratic Republic of Lao (Laos)

        Laos' is a one-party Communist state. It began decentralizing control and encouraging private enterprises in 1986. Initial closer ties to Vietnam and socialization were replaced with a gradual return to private enterprise, a liberalization of foreign investment laws, and admission to ASEAN in 1997. Economic growth, as measured by real GDP, has averaged approximately 6% per year since the late 1980s except during the Asian financial crisis in 1997. Real GDP growth was 6.5% in 2008.

        Key industries in the country include mining, electricity generation, timber, agricultural processing, construction, garments and tourism. Despite this high growth rate, Laos remains a country with relatively basic infrastructure facilities, particularly in the rural areas. It has no railroads, a rudimentary road system, and limited external and internal telecommunications, though the government is sponsoring major improvements in the road system with support from Japan and China. Electricity is available in urban areas and in most rural districts. Subsistence agriculture, dominated by rice, accounts for about 40% of GDP and provides 80% of total employment. The economy will continue to benefit from aid from international donors and from foreign investment in hydropower and mining. Construction will be another strong economic driver, especially as hydroelectric dam and road projects gain steam. Laos is taking steps to join the World Trade Organization in the next few years; the resulting trade policy reforms will improve the business environment. On the fiscal side, a pilot scheme for value-added tax regime has been introduced from January 2009 and it is expected to help streamline the government's inefficient tax system. Over 31% of Laos' population was estimated to live below the poverty line in 2007. Real GDP per capita was about $2,100 in 2008. Laos had a population of about 7 million in mid-2008.

        In April 2001, the Lao National Assembly adopted a new Telecommunications Act. One of the most significant changes has been the creation of a separate regulatory unit in the Ministry of Communications, Transport, Post and Construction which was regarded as a first step in the setting up of an independent regulator. In late 2002 two consultancy projects were initiated in the country, one funded by the Asian Development Bank and the other by the World Bank, for the purpose of assisting the government in preparing more detailed telecommunications regulations. In 2008, the government of Laos has split the erstwhile Ministry of Communications, Transport, Post and Construction, in to (1) The Ministry of Public Work and Transport and (2) The National Authority of Post and Communication (NAPT) which is the regulatory body for the telecommunications and directly controlled by the Prime Minister Association Office.

        Following Millicom's entry into neighboring Cambodia and Vietnam, Millicom started operations in Laos through its subsidiary Millicom Lao. In January 2002, Millicom Lao was awarded a 20-year license to operate a nationwide GSM network. Millicom has a 74% equity interest in Millicom Lao. The remaining equity interest in the company is owned by the government of Laos with 22% and by a private partner, Mr Muhammad Akhtar Zaman, who owns 4%. Millicom accounts for this operation as a subsidiary using the full consolidation accounting method.

        The company obtained a 50 MHz spectrum license for the 2.5GHz WiMAX band and permission to operate as Internet service provider in Aug 2006. Additional to this, Millicom Lao was granted an international gateway license in Jan 2008 to operate VoIP IDD calls.

        Although Millicom Lao entered the market as the fourth GSM operator, starting commercial service in April 2003, it has reached a market share of 20.0% as at December 31, 2008, mainly by targeting the younger population, making it the third largest mobile operator in the country in 2008. TiGO® was launched in Laos in March 2007.

        The other mobile operators in Laos are:

  •
  Lao Telecom (MS 55.0%), the incumbent operator which is 49% owned by the government of Laos and 51% owned by Temasek Singapore;

  •
  ETL (MS 21.4%), a spin-off from Lao Telecom and wholly owned by the government of Laos;

  •
  Star Telecom (MS 3.6%), a joint venture which is 51% owned by the Laos Ministry of Defense and 49% owned by Viettel (Vietnam);

        At December 31, 2008, Millicom Lao's GSM network comprised 274 radio base stations with the capacity to handle a maximum of 300,000 concurrent subscribers and covered 25% of the total population.

Sri Lanka

        Sri Lanka, also known as The Democratic Socialist Republic of Sri Lanka achieved independence in 1948 following decades of occupation by Portuguese, Dutch and the British. Sri Lanka is a South Asian country with a population of about 21 million and an estimated GDP (PPP) of $4,400 for 2008. Sri Lanka is a democratic country with an elected Executive President and a Parliament of 225 members. The last presidential elections were held in November 2005, with the next Presidential and Parliament elections due in 2011 and 2010, respectively. The country has been plagued by years of conflict since 1983, when tensions between the Sinhalese majority and Tamil separatists erupted into a war. Although the government and the rebels entered into a cease-fire in February 2002, violence between the Tamil Separatists (Liberation Tigers of Tamil Eelam, or LTTE, also known as the Tamil Tigers) and government forces intensified again in 2006. The conflict has escalated to a new level due to the Tamil separatists' demonstration of their air power capacity by attacking a government air force base located near the country's main international airport and some other targets in Colombo in 2007. In January 2008 the government formally withdrew from the cease-fire, and the violence has further escalated. However since then the government forces have won back all major towns controlled by the LTTE. According to military reports the LTTE is said to be confined to a mere 50 sq.km land stretch as of end Feb 2009 and the area under their control is further shrinking with the ongoing military advances. The government forces has also managed to reduce LTTEs Sea and Air powers drastically on top of gaining ground.

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

        Growth, partly spurred by reconstruction after the tsunami, was 6% in 2005 and 7.4% in 2006. Government spending on development and fighting the LTTE drove growth to about 6% per year in 2006 - 08, but high government spending and high oil and commodity prices also pushed inflation past 20% in 2008. Sri Lanka's most dynamic sectors now are food processing, textiles and apparel, food and beverages, port construction, telecommunications, and insurance and banking. In 2008, plantation crops made up only about 20% of exports (compared with more than 90% in 1970), while textiles and garments accounted for more than 40%. About 1.5 million Sri Lankans work abroad, 90% of them in the Middle East. They send home more than $2.5 billion a year. The 25-year civil conflict between LTTE and the government of Sri Lanka has been a serious impediment to economic activities in the past. However with the government's military victories in the North and East this could change for the better. The government has already established public administration in the East of Sri Lanka.

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

        In addition to Tigo, three other operators were active in the Sri Lankan mobile market: Dialog Telekom, Sri Lanka Telecom (SLT) owned Mobitel and Hutchison Telecom. There is one dominant fixed-line operator (Sri Lanka Telecom) and two Wireless Local Loop service operators, Suntel and Lanka Bell. Airtel, the mobile company of Bharti Telecom of India entered the Sri Lankan market in Jan 2009 as fifth mobile operator. Dialog, the market leader, started commercial operations of its CDMA network in 2007. The Sri Lanka telecommunications market is characterized by intense price and non price competition. This has resulted in intense marketing and brand image building costs along with lower Rate Per Minute from all operators.

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

        Tigo (Pvt) Limited operates a GSM network on the 900 Mhz and 1800 Mhz bandwidths. Tigo (Pvt) Limited owns three different licenses, namely a Mobile telephony, an Internet services and an External gateway operations license. Tigo now has a mobile telephone license valid until 2018. As at 31st December 2008, Tigo (Pvt) Limited's GSM network comprised of 940 base stations, and exceeded the 2 million active subscriber base.

        GPRS and EDGE services are already available to Tigo customers. The Company rebranded to Tigo in January 2007 and effective April 2007 the Company name too was changed into Tigo Private Limited.

 AMNET

        Amnet was founded in 1968 and entered into the Central American market with its first acquisition in Costa Rica in 1997. In 1998 it acquired one of the main cable TV operators in El Salvador and one year later it adopted the commercial name Amnet (American Network). In the same year it became the first internet provider in Costa Rica. In 2002 Amnet started offering digital PayTV in El Salvador and Costa Rica and in 2004, Amnet started offering internet services and data transmission, voice and video, followed by fixed telephony services for both residential and corporate segments a year after.

        Today, Amnet has a large network in Central America with approximately 1.2 million homes passed, which together with Millicom's existing mobile network gives Millicom opportunities for future growth along with cost efficiencies. Amnet has approximately 534 thousand Revenue Generating Units ("RGUs") across Central America with cable and broadband subscribers in El Salvador, Honduras and Costa Rica as well as corporate data customers in Guatemala, Nicaragua, El Salvador and Honduras.

        Amnet provides both analog and digital cable TV, broadband Internet, telephony, VOIP and Data Transmission. 60% of its network is composed of a two-way capability system bandwidth of 750 MHz. The remaining one-way video signal network is being rebuilt due to its limited capacity in order to accommodate various services, such as Internet, VOD, VOIP, and data transmission. This kind of network has the benefit for multi-service support for mobile subscribers, particularly for 3G and next-generation services in the near future.

        With the addition of Amnet to Millicom's existing mobile operations within Central America, Millicom can start offering bundled services as a quadruple player in the telecommunications industry. In addition Amnet's optical fiber network can be extended to the existing mobile radio base stations which could strengthen Millicom's competitiveness.

Costa Rica

        Costa Rica is a democratic republic government system. It has a population of 4 million within an area of 51,100 square km. Costa Rica's basically stable economy depends on tourism, agriculture, and electronics exports. Exports have become more diversified in the past 10 years due to the growth of the high-tech manufacturing sector, which is dominated by the microprocessor industry and the production of medical devices. Tourism continues to bring in foreign exchange, as Costa Rica's impressive biodiversity makes it a key destination for ecotourism. Foreign investors remain attracted by the country's political stability and relatively high education levels, as well as the fiscal incentives offered in the free-trade zones. The US-Central American Free Trade Agreement (CAFTA) entered into force on 1 January 2009, after significant delays within the Costa Rican legislature. The country has the highest GDP of the region with a very dynamic economy that has reached a growth up to 8%. Nevertheless, economic growth has slowed in 2009 as the global downturn reduced export demand and invesment inflows.

        Today, Amnet provides cable TV services in Costa Rica. It also serves the internet market together with RACSA (a subsidiary of ICE group), the state owned telecommunications company which holds the internet license. Using its fiber optic infrastructure, Amnet has been the main network provider to RACSA, which uses it to provide data services to corporate clients.

        The government of Costa Rica is moving to a total liberalized telecom market in the country beginning this year. A new Telecommunications Law was enacted in June 2008 and the new regulatory body SUTEL is already operating. Amnet has already requested licenses to provide telephony, internet, data and value added services. The government is also taking steps to introduce competition in the mobile market. The timeframe established by the Vice Ministry of Telecommunications indicates that mobile licenses will be granted in the first half of 2010.

El Salvador

        Please see earlier section on El Salvador.

        Amnet is the leading player in the cable industry in El Salvador with a market share of approximately 80% of the market. Amnet also provides broadband, and telephony services. Bundled services are becoming increasingly popular and Millicom's acquisition has strengthened Amnet's position since it will now be able to offer the full bundled service packages: cable, broadband, fixed telephony and mobile services, providing its client base with value added services.

Guatemala

        Please see earlier section on Guatemala.

        Amnet through its VPN technology provides a broad number of services with corporate voice over IP, IP video conferencing and IP-PBX. Through private lines, Amnet supplies dedicated circuits between two or more client's offices.

Honduras

        Please see earlier section on Honduras.

        The broadband business began to develop in the late 1990s and today Amnet is one of the major providers of cable modem broadband access. Honduras has a TV household penetration of only 67% and the country's cable TV household penetration is 41%. Amnet is in the process of network rebuild, and recently launched triple play (cable TV, internet, fixed telephony), to be followed in the near future by an integration of Millicom's mobile services. Internet services are offered for residential subscribers and packages are offered for small and medium businesses. For a bigger corporate level, internet services are offered in larger capacities. In addition Amnet offers services such as data transmission, corporate networks, point- to-point connection and fiber access in the region.

Nicaragua

        The Pacific coast of Nicaragua was settled as a Spanish colony from Panama in the early 16th century. Independence from Spain was declared in 1821 and the country became an independent republic in 1838. Violent opposition to governmental manipulation and corruption spread to all classes by 1978 and resulted in a short-lived civil war that brought the Marxist Sandinista guerrillas to power in 1979. Nicaraguan aid to leftist rebels in El Salvador caused the US to sponsor anti-Sandinista contra guerrillas through much of the 1980s. Free elections in 1990, 1996, and 2001, saw the Sandinistas defeated. In the elections of November 2006 the former Marxist Guerrilla leader Daniel Ortega was reelected and its popularity was reconfirmed as its party won the municipal elections in November 2008. Economic growth will slow in 2009, due to decreased export demand from the US and Central American markets, lower commodity prices for key agricultural exports, and low remittance growth—remittances account for almost 15% of GDP.

        In 2005, the fixed line sector was officially privatized and a competition law was issued in 2006, however full liberalization is pending, which is not the case for the mobile sector, which is open to full competition. The Government is contemplating to add competition to the market by introducing a new player using a competitive bidding process set to start this year.

DISCONTINUED AND DIVESTED OPERATIONS

        In December 2008, Millicom decided to exit from its business in Sierra Leone. As a result Millicom's operation in Sierra Leone, Millicom Sierra Leone Limited has been classified as a discontinued operation. Millicom has appointed an investment bank to dispose of this asset.

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

Operating Results

        Millicom decided to dispose of its operation in Sierra Leone in December 2008, sold its two operations in Pakistan respectively in June 2006 and February 2007 and sold its operation in Peru in October 2006. These operations have been classified as discontinued operations. The below discussion focuses on the results from continuing operations.

Years Ended December 31, 2008 and 2007

        The following table sets forth certain profit and loss statement items for the periods indicated:

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2008	2007
	(in thousands of U.S. dollars, except percentages)
Revenues	3,412,380	2,623,854	788,526	30%
Cost of sales	(1,255,077)	(973,560)	(281,517)	29%
Gross profit	2,157,303	1,650,294	507,009	31%
Sales and marketing	(690,698)	(486,779)	(203,919)	42%
General and administrative expenses	(537,884)	(418,863)	(119,021)	28%
Other operating expenses	(61,438)	(72,949)	11,511	(16)%
Operating profit	867,283	671,703	195,580	29%
Interest expense	(149,111)	(190,410)	41,299	(22)%
Interest and other financial income	32,922	56,378	(23,456)	(42)%
Other non operating income (expenses), net	(55,593)	10,213	(65,806)	(644)%
Profit from associates	8,706	4,400	4,306	98%
Profit before tax from continuing operations	704,207	552,284	151,923	28%
Charge for taxes	(277,369)	(87,198)	(190,171)	218%
Profit for the year from continuing operations	426,838	465,086	(38,248)	(8)%
Profit/(loss) from discontinued operations, net of tax	(22,397)	245,898	(268,295)	(109)%
Minority interests	113,075	(13,842)	126,917	(917)%
Net profit for the year attributable to equity holders	517,516	697,142	(179,626)	(26)%

        We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

        Total revenues increased by 30% for the year ended December 31, 2008 to $3,412 million from $2,624 million for the year ended December 31, 2007. The increase is mainly due to growth in the number of mobile subscribers. Total mobile subscribers for the years ended December 31, 2008 and 2007 by segment were as follows:

Subscribers	2008	2007	Growth
Central America	11,181,251	8,824,924	27%
South America	7,460,771	5,892,726	27%
Africa	9,048,652	5,568,148	63%
Asia	4,353,278	2,964,738	47%
Total	32,043,952	23,250,536	38%

        As of December 31, 2008, our worldwide total mobile subscriber base increased by 38% to 32,043,952 mobile subscribers from 23,250,536 mobile subscribers as of December 31, 2007.

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

        Our mobile attributable subscriber base increased to 27,552,430 subscribers as at December 31, 2008 from 19,748,986 subscribers as of December 31, 2007, an increase of 40%. Prepaid subscribers accounted for 96% or 30,893,586 of the total mobile subscribers.

        In Central America, Honduras grew its mobile subscriber base by 45% year-on-year, Guatemala grew by 20% year-on-year and El Salvador by 14%. In South America, total mobile subscribers increased by 27% with Paraguay and Bolivia both showing increases of 33% and Colombia showing and increase of 20%. Growth was particularly strong in Africa. The two best performing markets in terms of net mobile subscriber additions were Tanzania which grew by 93% year-on-year and DRC, which grew by 92% year-on-year, to over 1 million mobile subscribers. Chad also showed a significant year-on-year net mobile subscriber growth of 67%. In Senegal, net mobile subscribers increased by 66% year on year but this growth occurred mainly in the first half of 2008. The dispute with the Senegalese government about the license (see note 28) led to a decline in mobile subscriber growth in the later part of the year. In Asia, mobile subscribers grew by 47% year-on-year, with Laos growing by 79% and Sri Lanka by 69%.

        Revenues:    Revenues for the years ended December 31, 2008 and 2007 by segment were as follows:

Revenue	2008	2007	Growth
	USD '000	USD '000
Central America	1,376,848	1,149,368	20%
South America	1,019,332	809,881	26%
Africa	711,364	469,833	51%
Asia	261,821	194,772	34%
Amnet	43,015	—	—
Total	3,412,380	2,623,854	30%

        Central America—Revenue grew by 20% in 2008 to $1,377 million. The lower growth of revenues compared to the recent years was mainly due to a slowing in the growth in remittances of funds from the US during the last quarter of 2008, when previously year remittances were still growing by 5% year on year in Guatemala and Honduras and by 3% in El Salvador. In addition, during 2008, inflation in Central America, particularly on food and other essentials, raised in excess of 20% per annum, affecting consumption of the customers, although in the last quarter inflation began to ease again. The higher cost of basic needs meant that there were fewer discretionary dollars in customers' pockets available for the purchase of mobile minutes.

        Tax changes of the last quarter of 2008 in Honduras and El Salvador on incoming international calls increased the calling costs from overseas into Honduras by $3 cents per minute and into El Salvador by $4 cents per minute. This reduced the total international minutes of calling, although overall minutes of use have held up well, showing that the calling patterns of our existing customers have not changed significantly in 2008 despite the tougher economic environment.

        South America—Revenues were positively impacted by the weak dollar which impacted the top line in translation for the first nine months of 2008. However, revenue increased by 26%, to $1,019 million for the year ended December 31, 2008, from $810 million for the year ended December 31, 2007. The currencies in South America have devalued as agricultural commodities, a key export, have fallen in price in the last quarter of the year.

        In Bolivia there has been some price pressure in the market but Tigo has differentiated its offer by having low recharges, this to increase the perception of affordability. Also, in terms of accessibility, Tigo has 37% e-PIN penetration and some 8,000 active e-PIN points of sale which makes its products attractive in terms of affordability.

        Tigo Colombia achieved a very positive development in its postpaid customer base in 2008 where it observed a 48% growth. In October 2008, Tigo became the second operator offering 3G services in Colombia. Including 3G revenues, VAS experienced a very strong growth of 112% in 2008.

        In Paraguay, for 2008, the focus was on the launch of 3G, the growth of VAS and improving the inventory levels of scratch cards and airtime in the points of sale. VAS now accounts for 32% of recurring revenue, growing some 78% in 2008 with SMS reaching 89% penetration by the end of 2008.

        Africa—Revenue grew by 51%, to $711 million for the year ended December 31, 2008, from $470 million for the year ended December 31, 2007. The effect of the strengthening dollar compared to the local currencies continued to be a factor that impacted the top line. However, Africa remains Millicom's fastest growing region and an increasing proportion of total Group capex has been invested in the region in 2008. In 2008, the African region was characterized by extensive network expansion and a build-up of the necessary capacity to accommodate the projected growth in the subscriber base. With increased capacity, Tigo is able to roll out products such as its 'Xtreme' offer ("all one can eat for one payment a day"). This offer was adapted by region so the price varies according to affordability and the network capacity, so Millicom could take advantage of spare network capacity in each area.

        In DRC, Tigo has found some real traction with 130% revenue growth year on year, despite inflation and then currency devaluation in the last quarter of 2008 and some instability in the East of the country. In DRC currency devaluation had only limited impact on our business as we trade locally in dollars. Our concern was more associated with the impact of the worldwide economic slowdown on DRC and the lower consumption that could follow the devaluation of the local currency. In all, Tigo has doubled its points of sale in DRC to 61 thousand in 2008.

        Chad has seen the introduction of per second billing which helped increase the perception of price leadership and has increased points of sale to some 14 thousand.

        In Senegal, mobile penetration was 43% and Tigo had 36% market share at year end but a third operator has entered the market in the last quarter of 2008. With the arrival of this operator, the Senegalese government has re-opened the issue on the status of our license in Senegal. This uncertainty caused by Government action has had a negative impact on mobile subscriber growth in the latter part of the year (see note 28).

        Penetration in Ghana reached 44% and Tigo had a market share of 28% at year end; it was number two in the market. One Touch, the third operator, has been taken over by Vodafone and Zain recently entered the market.

        Asia—Revenue was up by 34% to $262 million for the year ended December 31, 2008, from $195 million for the year ended December 31, 2007.

        Competition in Cambodia increased with the acquisition of the fifth player in the market by TeliaSonera and the launch of services by Viettel and this market is expected to become increasingly competitive in the future. In terms of capex, we have rolled out about 560 new sites in 2008, increasing our coverage to 62% of the population with over 1.4 thousand cell sites.

        In Laos, Tigo was the fastest growing operator in 2008 and recently opened an International Gateway and launched Wimax broadband services. 99 new sites have been rolled out in 2008, giving a total of 274 sites covering 20% of a much dispersed population.

        In Sri Lanka, Tigo reached the 2 million subscribers milestone and recently saw the launch of various products such as 'Bonus on Reload' and 'Copy-A-Tune', which were innovative products that capture customers' imagination. Furthermore, recent independent market research showed that Tigo was the best mobile operator for customer satisfaction. In terms of network, some 300 new sites were built in 2008, bringing the total to 940 and giving over 70% population coverage. Since the year-end Bharti has launched operations in Sri Lanka.

        Amnet—Amnet is now a business with approximately 533 thousand revenue generating units (RGU) across Central America with cable and broadband customers in El Salvador, Honduras and Costa Rica and smaller corporate data businesses in Guatemala and Nicaragua. Revenues increased to $43 million for the year ended December 31, 2008, mainly driven by the broadband business and RGUs increased by 16% year on year. Amnet has an extensive HFC (Hybrid Fiber-Coax) network with 1.2 million homes passed and today some 69% have two-way coaxial cable.

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

        Cost of sales:    Cost of sales increased by 29% for the year ended December 31, 2008 to $1,255 million from $974 million for the year ended December 31, 2007. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin remained stable at 63% for the year ended December 31, 2008.

        Future gross margin percentages will be mostly affected by the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks.

        Sales and marketing:    Sales and marketing expenses increased by 42% for the year ended December 31, 2008 to $691 million from $487 million for the year ended December 31, 2007. Sales and marketing costs were comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo®, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues and the increase in mobile subscribers, and to the increased spending on brand awareness and point of sales materials. As a percentage of revenues, sales and marketing expenses increased from 19% for the year ended December 31, 2007 to 20% for the year ended December 31, 2008.

        Future sales and marketing costs will be impacted by the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

        General and administrative expenses:    General and administrative expenses increased by 28% for the year ended December 31, 2008 to $538 million from $419 million for the year ended December 31, 2007. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, but also higher staff costs from more employees needed to manage the growth of Millicom's business. As a percentage of revenues, general and administrative expenses remained stable at 16% for the years ended December 31, 2008 and 2007.

        We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

        Other operating expenses:    Other operating expenses decreased by 16% for the year ended December 31, 2008 to $61 million from $73 million for the year ended December 31, 2007. Last year figures were impacted by the reduction to the goodwill in our Colombian operation of $23 million. However, the costs related to the corporate staff and other group support functions has increased, and the necessity to oversee and support the significant growth in the operating companies will contribute to increase other operating expenses.

        Operating profit:    Operating profit for the years ended December 31, 2008 and 2007 by segment were as follows:

Operating profit	2008	2007	Growth
	USD '000	USD '000
Central America	642,851	526,369	22%
South America	149,848	106,591	41%
Africa	95,935	66,716	44%
Asia	49,061	41,041	20%
Amnet	6,537	—	—
Unallocated	(76,949)	(69,014)	11%
Total	867,283	671,703	29%

Operating profit margin	2008	2007	Change in % pts
Central America	47%	46%	1
South America	15%	13%	2
Africa	13%	14%	(1)
Asia	19%	21%	(2)
Amnet	15%	—%	—
Total	25%	26%	(1)

        As a general rule, the companies with the highest market share, which have already achieved critical mass, were able to improve their operating margins. It was the case for Millicom operations in Central America (El Salvador, Guatemala and Honduras) and in South America (Bolivia and Paraguay).

        In addition Millicom's operation in the Democratic Republic of Congo continued to have operating losses, as it aggressively rolls out the triple "A" operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 92% increase in subscribers in 2008. This lead to a reduction in Africa operating profit margin from 14% for 2007, to 13% for 2008.

        Finally, operating profit for Asia decreased from 21% to 19%.

        In the future, Millicom's operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capex. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits in the near future.

        Interest expense:    Interest expense for the year ended December 31, 2008 decreased by 22% to $149 million the year ended December 31, 2008, from $190 million for the year ended December 31, 2007. This mainly because Millicom reviewed in the third quarter of 2008 its position to early repay the Notes. The Board of Directors decided not to early redeem the Notes but to keep them until the contractual maturity date (December 1, 2013). This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008 (see note 24).

        Interest and other income:    Interest and other income for the year ended December 31, 2008 decreased by 42% to $33 million from $56 million for the year ended December 31, 2007. This was mainly due to the expenditure to acquire Amnet business (see note 4), that reduced the balance of cash and cash equivalent available for the Group.

        Other non operating income (expenses), net:    Other non operating income (expenses), net was an income of $10 million for the year ended December 31, 2007 and was an expense of $56 million for the year ended December 31, 2008. This decrease was mainly the result of higher exchange losses, mainly on borrowings, as a number of currencies weakened against the dollar in the last quarter of 2008.

        Charge for taxes:    The net tax charge for the year ended December 31, 2008 increased to $277 million from $87 million for the year ended December 31, 2007. This increase was mainly due to the impairment of the deferred tax asset booked in 2007 in our operation in Colombia.

        In October 2006, when the Group acquired Colombia Móvil, the operation had tax loss carry forwards. When completing the purchase price allocation, Millicom assessed that it was not probable that these tax loss carry-forwards would be used in the short term. Thus no deferred tax asset was recognized on acquisition. Given the 2007 actual results of Colombia Móvil and its forecasted performance, Colombia Móvil was expected to be profitable in a foreseeable future. Accordingly, an amount of $86 million was recorded in deferred tax assets corresponding to $39 million related to tax losses after the acquisition and $47 million related to tax losses prior to the acquisition. Management estimated that these tax losses were to be used against future taxable profit. As part of these losses existed at the time of acquisition some of the goodwill recorded at acquisition was reversed resulting in an expense of $23 million in 2007 recorded under the caption "other operating expenses".

        As the business conditions have been negatively impacted by the change in the interconnect rates, Colombia performance deteriorated since the first recognition of deferred tax assets. Therefore, it was no longer considered probable that Millicom could utilize these fiscal loss carryforwards in the near future. Therefore the previously recognized deferred tax asset was impaired through the profit and loss statement.

        As a consequence, the Group's effective tax rate increased from 16% in 2007 to 39% in 2008.

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

        In the future, as the business grows and the corporate staff increases its support to the operations, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group's profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group's effective tax rate. In 2009 we expect that the beneficial impact of these three factors will likely be, at least partially, offset by the net losses expected to be incurred by the Democratic Republic of Congo business, which may be non recoverable.

        The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would likely increase the Group effective tax rate.

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2008 was $517 million compared to a net profit of $697 million for the year ended December 31, 2007. Profit from continuing operations decreased to $427 million for the year ended December 31, 2008 from $465 million for the year ended December 31, 2007 for the reasons stated above. The loss from discontinued operations for the year ended December 31, 2008 was $22 million compared to the profit from discontinued operations for the year ended December 31, 2007 of $246 million.

Operating Results

Years Ended December 31, 2007 and 2006

        The following table sets forth certain profit and loss statement items for the periods indicated.

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2007	2006
	(in thousands of U.S. dollars, except percentages)
Revenues	2,623,854	1,570,086	1,053,768	67%
Cost of sales	(973,560)	(609,888)	(363,672)	60%
Gross profit	1,650,294	960,198	690,096	72%
Sales and marketing	(486,779)	(245,826)	(240,953)	98%
General and administrative expenses	(418,863)	(240,936)	(177,927)	74%
Other operating expenses	(72,949)	(37,613)	(35,336)	94%
Other operating income	—	4,036	(4,036)	(100)%
Gain(loss) from sale of subsidiaries and joint ventures, net	—	8,099	(8,099)	(100)%
Operating profit	671,703	447,958	223,745	50%
Interest expense	(190,410)	(120,510)	(69,900)	58%
Interest and other financial income	56,378	36,383	19,995	55%
Other non operating expenses, net	10,213	(1,145)	11,358	(992)%
Profit from associates	4,400	1,483	2,917	197%
Profit before tax from continuing operations	552,284	364,169	188,115	52%
Charge for taxes	(87,198)	(117,587)	30,389	(26)%
Profit for the year from continuing operations	465,086	246,582	218,504	89%
Loss for the year from discontinued operations, net of tax	245,898	(86,599)	332,497	(384)%
Minority interests	(13,842)	8,964	(22,806)	(254)%
Net profit for the year attributable to equity holders	697,142	168,947	528,195	313%

        Subscribers:    Total subscribers for the years ended December 31, 2007 and 2006 by segment were as follows:

Subscribers	2007	2006	Growth
Central America	8,824,924	5,164,167	71%
South America	5,892,726	4,329,973	36%
Africa	5,568,148	3,383,625	65%
Asia	2,964,738	2,025,625	46%
Total	23,250,536	14,903,390	56%

        We derive revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

        As of December 31, 2007, our worldwide total mobile subscriber base increased by 56% to 23,250,536 mobile subscribers from 14,903,390 mobile subscribers as of December 31, 2006. Growth was particularly strong in Central America and Africa (71% and 65%, respectively). There were significant increases recorded in the following countries; the Democratic Republic of Congo (986%), Honduras (88%), Chad (73%), Ghana (67%) and Guatemala (66%). This subscriber growth was driven by substantially higher capital expenditure in 2007. The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques.

        Our attributable subscriber base increased to 19,748,986 mobile subscribers as at December 31, 2007 from 12,798,513 mobile subscribers as of December 31, 2006, an increase of 54%.

        Revenues:    Revenues for the years ended December 31, 2007 and 2006 by segment were as follows:

Revenue	2007	2006	Growth
	USD '000	USD '000
Central America	1,149,368	796,111	44%
South America	809,881	321,038	152%
Africa	469,833	306,091	53%
Asia	194,772	146,846	33%
Total	2,623,854	1,570,086	67%

        Total revenues increased by 67% for the year ended December 31, 2007 to $2,624 million from $1,570 million for the year ended December 31, 2006. The increase is mainly due to strong growth in the number of subscribers which increased by 56% to 23 million as of December 31, 2007 from 15 million as of December 31, 2006. Revenue growth was seen throughout Millicom's segments and especially in South America where revenues increased by 152% for the year ended December 31, 2007, mainly as a result of having an additional $357 million in revenue in Colombia as for 2007 there was a full year of revenues for Colombia compared to one quarter in 2006. We have also seen a very strong growth in revenue from value-added services particularly in Paraguay. The increase in revenue for the year ended December 31, 2007 was 53% in Africa, 44% in Central America and 33% in Asia.

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

        Cost of sales:    Cost of sales increased by 60% for the year ended December 31, 2007 to $974 million from $610 million for the year ended December 31, 2006. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Lastly, cost of sales was impacted by our Colombian business where we had a full year of costs in 2007 compared to one quarter in 2006. Gross profit margin increased slightly to 63% for the year ended December 31, 2007 compared to 61% for the year ended December 31, 2006.

        Sales and marketing:    Sales and marketing expenses increased by 98% for the year ended December 31, 2007 to $487 million from $246 million for the year ended December 31, 2006. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues and the increase in subscribers, increased spending on brand awareness and point of sales materials, particularly where we were aggressively rolling out tigo® in Africa and Asia, and increased sales and marketing costs in Colombia as Millicom rebranded this operation to tigo® at the end of 2006. Furthermore, for 2007 there was a full year of sales and marketing expenses for Colombia compared to one quarter in 2006. As a percentage of revenues, sales and marketing expenses increased from 16% for the year ended December 31, 2006 to 19% for the year ended December 31, 2007.

        General and administrative expenses:    General and administrative expenses increased by 74% for the year ended December 31, 2007 to $419 million from $241 million for the year ended December 31, 2006. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations, but also higher staff costs from more employees needed to manage the growth of the business. In addition, there was an increase in share compensation costs. Finally, for 2007 there was a full year of general and administrative expenses for Colombia compared to one quarter in 2006. As a percentage of revenues, general and administrative expenses increased to 16% for the year ended December 31, 2007, from 15% for the year ended December 31, 2006.

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

        Operating profit:    Operating profit for the years ended December 31, 2007 and 2006 by segment was as follows:

Operating profit	2007	2006	Growth
	USD '000	USD '000
Central America	526,369	334,923	57%
South America	106,591	49,657	115%
Africa	66,716	69,813	(4)%
Asia	41,041	36,070	14%
Unallocated	(69,014)	(42,505)	62%
Total	671,703	447,958	50%

Operating profit margin	2007	2006	Change in %pts
Central America	46%	42%	4
South America	13%	15%	(2)
Africa	14%	23%	(9)
Asia	21%	25%	(4)
Total	26%	29%	(3)

        Total operating profit for the year ended December 31, 2007 was $672 million compared with $448 million for the year ended December 31, 2006. This increase in operating profit was due to the higher revenues. The operating profit margin fell from 29% to 26% mainly due to Millicom's operation in Colombia which incurred an operating loss of $31 million for the year ended December 31, 2007 compared to a operating loss of $5 million for the period from October 2, 2006, the date of acquisition by Millicom of this operation, to December 31, 2006. In addition Millicom's operation in the Democratic Republic of Congo increased its operating losses from $16 for the year ended December 31, 2006 to $35 million for the year ended December 31, 2007 as it aggressively rolls out the triple "A" operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an increase in revenues as a result of the 986% increase in subscribers between December 31, 2006 and December 31, 2007. The operating margin for the segments varied from 2006 to 2007 mainly as a result of the different stages of implementation of the triple "A" operating strategy among the companies. In most cases, those where the triple "A" model was implemented before 2006, mainly Central and South America (excluding Colombia), were able to improve their operating margins. Those where the model has been implemented later, most African countries and Sri Lanka, saw pressure on the operating margins as they incurred costs ahead of revenues to implement the model, rebrand as tigo® and grow their businesses.

        Interest expense:    Interest expense for the year ended December 31, 2007 increased by 58% to $190 million from $121 million for the year ended December 31, 2006. This increase arose primarily as a result of Millicom's decision in the last quarter of 2007 to redeem its 10% Senior Notes in December 2008. Accordingly an additional interest expense of $31 million was taken, representing the remaining balance of the amortised costs of the 10% Senior Notes and a 5% premium to redeem these Notes before maturity. In addition interest expense increased as a result of the additional borrowings in the operations used to fund Millicom's increased capital expenditure

        Interest and other income:    Interest and other income for the year ended December 31, 2007 increased by 55% to $56 million from $36 million for the year ended December 31, 2006. This increase was mainly due to the interest income on the higher cash balances.

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

        Charge for taxes:    The net tax charge for the year ended December 31, 2007 decreased to $87 million from $118 million in the year ended December 31, 2006. This decrease is due to recognition of a deferred tax benefit of $86 million in our operation in Colombia as a result of the net operating losses assumed as part of the acquisition of this operation and the losses incurred since the acquisition date. This benefit was offset by the increased tax charge as a result of the increased profitability of our operations in 2007. The Group's effective tax rate decreased from 32% in 2006 to 16% in 2007, mainly as a result of the recognition of the deferred tax assets in our operation in Colombia and a lower proportion of net corporate expenses and interest to total Group profit before taxes.

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

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2007 was $697 million compared to a net profit of $169 million for the year ended December 31, 2006. Profit from continuing operations increased to $465 million for the year ended December 31, 2007 from $247 million for the year ended December 31, 2006 for the reasons stated above. The profit from discontinued operations for the year ended December 31, 2007 was $245 million compared to the loss from discontinued operations for the year ended December 31, 2006 of $87 million and was significantly impacted by the gain on the sale of Paktel.

Liquidity and Capital Resources

Overview

        We believe that our funding is sufficient for our present requirements.

        As of December 31, 2008, Millicom's total consolidated outstanding debt and other financing was $2,158 million (2007: $1,834 million). Of this amount, $453 million (2006: 659 million) represented the Company's indebtedness and $1,705 million (2007: $1,175 million) represented the consolidated indebtedness of our subsidiaries and joint ventures.

        Of the total consolidated outstanding debt and other financing of $2,158 million:

  •
  $453 million ($480 million in 2007), net of deferred financing fees, was in respect of the 10% Senior Notes;

  •
  $1,705 million ($1,175 million in 2007) was in respect of the indebtedness of our operations.

        At the operating company level, we seek, in the long term, to finance the costs of developing and expanding mobile operations on a project-by-project basis. Operations are typically financed initially by contributions from Millicom in the form of equity, shareholders' loans and, in some cases, debt. In many cases, we seek to replace such equity and debt with third party financing, which after the initial stages of an operating company's development, is non-recourse to Millicom whenever possible. Sources of financing at the operating company level have included vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation ("IFC"), PROPARCO, COFACE, EKB and the Overseas Private Investment Corporation ("OPIC") and bank lines of credit.

        We seek to obtain financing at an operating company level in the relevant local currency so as to limit the impact of currency fluctuations, although this is not always possible because of the lack of long term credit facilities in most countries where we trade.

Cash Upstreaming

        The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash to the Company, through a combination of dividends, technical service fees and shareholders' loans reimbursement. For the year ended December 31, 2008, we upstreamed $543 million from 9 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. In 2007, we upstreamed $656 million from 13 of 16 countries in which we operated. In 2006, we upstreamed $361 million from 15 of 16 countries in which we operated.

Cash Flows

Years Ended December 31, 2008 and 2007

        For the year ended December 31, 2008, cash provided by operating activities was $1,147 million, compared to $850 million for the year ended December 31, 2007. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

        Cash used by investing activities was $1,899 million for the year ended December 31, 2008, compared to $836 million for the year ended December 31, 2007. In the year ended December 31, 2008 Millicom used $532 million in the acquisition of Amnet. Millicom also used $1,292 million to purchase property, plant and equipment compared to $851 million for the same period in 2007.

        Financing activities provided total cash of $286 million for the year ended December 31, 2008, compared to $245 million for the year ended December 31, 2007. In the year ended December 31, 2008, we repaid debt of $664 million while raising funds of $1,207 million through new financing and $3 million through the issuance of shares.

        The net cash outflow for the year ended December 31, 2008 was $500 million compared to an inflow of $518 million for the year ended December 31, 2007. Millicom had closing cash and cash equivalents balances of $674 million as at December 31, 2008 compared to $1,175 million as at December 31, 2007.

Years Ended December 31, 2007 and 2006

        For the year ended December 31, 2007, cash provided by operating activities was $850 million, compared to $515 million for the year ended December 31, 2006. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

        Cash used by investing activities was $836 million for the year ended December 31, 2007, compared to $503 million for the year ended December 31, 2006. In the year ended December 31, 2007 Millicom used cash to purchase $851 million of property, plant and equipment compared to $439 million for the same period in 2006. In 2006, Millicom used $35 million, net of cash acquired, to purchase investments in the Democratic Republic of Congo, Ghana, Honduras and Sierra Leone.

        Financing activities provided total cash of $245 million for the year ended December 31, 2007, compared to $127 million for the year ended December 31, 2006. In the year ended December 31, 2007, we repaid debt of $316 million while raising funds of $546 million through new financing and $34 million through the issuance of shares.

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

Acquisitions

        On October 1, 2008, the Group acquired 100% interest in Amnet Telecommunications Holding Limited (together with its subsidiaries "Amnet" or "Amnet Group"). Amnet is a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. Acquisition cost amounted to $546 million and net cash acquired to $14 million; net cash used for the acquisition of Amnet therefore amounted to $532 million.

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

Divestments

        The sale of Pakcom, one of Millicom's operations in Pakistan, was completed in June 2006 for $1. As part of the sale of Pakcom Limited, Millicom transferred 10% of its ownership in Paktel Limited to the Arfeen group at no cost to the Arfeen group, reducing Millicom's ownership in Paktel Limited to 88.68%. No gain or loss was recorded on this disposal. This operation has been classified as a discontinued operation in the 2006 financial statements.

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

Capital Expenditures

        Our capital expenditure of property, plant and equipment, licenses and other intangibles by geographical and business segment for the years ended December 31, 2008, 2007 and 2006 has been as follows:

	2008	2007	2006
Central America	294,011	291,678	202,649
South America	369,167	325,077	73,649
Africa	601,080	337,299	244,745
Asia	154,686	93,948	110,084
Amnet	11,548	—	—
Unallocated items and discontinued operations	12,199	7,600	127,054
Total	1,442,691	1,055,602	758,181

        We expect to direct some of our capital expenditures towards our new operation in Rwanda and the roll out of tigo® across the rest of our African operations in 2009.

Commitments to Purchase Network Equipment within One Year

        As of December 31, 2008, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $539 million from a number of suppliers, all of which was within one year except $15 million within two years. We expect to meet these commitments from our current cash balance and from the cash generated from our operations.

        As of December 31, 2007, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $400 million from a number of suppliers, all of which was within one year except $28 million within two years.

Financing

        We finance our operations on a project-by-project basis at both the operational and parent entity level. Once a license is awarded, we make an initial investment in the form of equity and, in some cases, debt. The local operation typically is granted between six and 12 months to build out its initial mobile telephone network. During this initial phase, we frequently supplement our investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by Millicom. We seek to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where practicable, we endeavor to obtain financing in local currencies and without recourse to Millicom. However, Millicom may guarantee such project financing for an initial period. We intend to continue to pursue a project-by-project approach to fund our systems. If additional investment is required, we seek, whenever possible, to fund such investment through shareholder loans from the Company. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of December 31, 2008, 32% of our debt at the operating level was denominated in local currency.

        Millicom's total consolidated indebtedness as of December 31, 2008 was $2,158 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, short-term time deposits) was $1,484 million. Our annual interest expense for the years ended December 31, 2008 and 2007 was $149 million and $190 million, respectively.

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

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5 million which is recorded under the caption "Other non operating income (expenses), net".

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortised cost of the Notes due to the earlier settlement date. Millicom reviewed its position to early repay the Notes in September 2008 and the Board of Directors decided not to early redeem the Notes but to keep them until the contractual maturity date (December 1, 2013). This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008. In addition the 10% Notes were reclassified as non-current.

4% convertible Notes

        In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $196 million.

        The 4% Convertible Notes were general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes was 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate was 9.6%.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $39 million (2006: $39 million) and the value allocated to debt was $179 million (2006: $171 million).

        As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 SDRs.

        On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,420,235 Ordinary Shares and 202,236 SDRs. On the same day Millicom repaid in cash the remaining $3 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to $175 million in January 2008.

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by operation is as follows:

	2008	2007
	US$ '000	US$ '000
Amnet(i)	231,523	—
Bolivia(ii)	103,111	41,874
Colombia(iii)	456,356	436,670
Democratic Republic of Congo(iv)	63,256	60,877
El Salvador(v)	192,045	199,715
Ghana(vi)	138,999	108,244
Honduras(vii)	90,817	56,961
Paraguay(viii)	64,147	26,019
Senegal(ix)	58,309	62,557
Tanzania(x)	168,793	51,471
Other	137,199	131,137
Total other debt and financing	1,704,555	1,175,525
Of which:
due after more than 1 year	1,208,011	945,206
due within 1 year	496,544	230,319

        Significant individual financing facilities are described below:

i)    Amnet

        In October 2008 Millicom Cable N.V. signed a 1 year financing agreement with RBS and Standard Bank for $200 million to partly finance the acquisition of Amnet. The loan bears interest for the first six months at $LIBOR plus 2.5%, for months seven to nine at $LIBOR plus 2.875% and months ten to twelve at $LIBOR plus 3.125%. The loan was increased by $30 million in December 2008 through a financing agreement with Nordea. The total loan, amounting to $230 million, is fully guaranteed by the Company. $230 million was outstanding as at December 31, 2008.

        In addition as at December 31, 2008, Amnet had other debt and financing of $2 million.

ii)    Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20 million was provided directly by the FMO. This tranche is repayable over 7 years and bears an interest at $ LIBOR rate plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard bank. This tranche is repayable over 5 years and bears interest at $ LIBOR plus 2%. Both tranches are guaranteed by the Company and were fully drawn as at December 31, 2008 and 2007.

        In March 2008, Telecel Bolivia signed a 4 year and 9 months financing agreement for $30 million with the International Finance Corporation. The loan bears interest at $LIBOR plus 2% and is fully guaranteed by the Company. This loan was fully drawn as at December 31,2008.

        In addition to the above, Telecel Bolivia also had vendor financings with Huawei (at interest rates of $LIBOR plus 2%) and FPLT totalling $32 million and $1 million of other debt and financing outstanding as at December 31, 2008 (2007: $2 million).

iii)    Colombia

        In March 2008, Colombia Movil S.A. E.S.P ("Colombia Movil"), Millicom's operation in Colombia, entered into a COP 393 billion ($173 million), 5 year facility with a club of Colombian banks. This facility bears interest at DTF plus 4.5% and is 50% guaranteed by the Company. As at December 31, 2008 $173 million was outstanding on this facility.

        In October 2006, the Company acquired a majority ownership 50% plus 1 share in Colombia Movil. At the time of the acquisition the Company had a COP 168,539 million ($83 million) Hermes guaranteed export credit facility with Citigroup maturing in January 2012. This facility bears interest at IPC plus 6.30% and is 100% guaranteed by the minority shareholders. As at December 31, 2008 $37 million (2007: $54 million) was outstanding under this facility. In addition at the time of acquisition Colombia Movil also had a COP 309,800 million (total of $154 million, of which $94 million outstanding as at December 31, 2007) loan facility arranged by BBVA which was settled in 2008. This facility was bearing interest at DTF plus 4.15% and was 100% guaranteed by the minority shareholders.

        Colombia Movil S.A. E.S.P. also had local currency loans from the minority shareholders outstanding as at December 31, 2008 of $230 million (2007: $230 million). These loans bear interest at DTF plus 4.15% and mature between 2011 and 2013.

        In addition, as at December 31, 2008 Colombia Movil S.A. E.S.P. had no outstanding amount in respect of local currency 60 day treasury credits from various banks (2007: $57 million) and $16 million (2007: $2 million) of other debt and financing, in US$ and local currency.

iv)    Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei, an equipment supplier. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2008, $59 million was outstanding under this facility (2007: $56 million) and in addition Oasis had other debt and financing of $4 million (2007: $5 million).

v)    El Salvador

        In September 2006, Telemovil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. As of December 31, 2008, $180 million of this facility was outstanding (2007: $200 million).

        In December 2008, Telemovil El Salvador S.A., entered into a $12 million 2 year loan with Banco Agrícola Comercial S.A. The loan bears interest at $ LIBOR plus 6%. As of December 31, 2008, the loan was fully drawn.

vi)    Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60 million local 5 year club-deal Facility. The loan bears interest at Libor plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at Libor plus 2.25% was arranged. As at December 31, 2008, $139 million (2007: $90 million) was outstanding under these facilities.

        In July 2005, Millicom (Ghana) Limited entered into a $20 million loan agreement with Citibank N.A., 75% guaranteed by the Overseas Private Investment Corporation and 100% guaranteed by the Company. This loan was bearing interest at $ LIBOR plus 2.5% and was repaid in 2008. As at December 31, 2007, $15 million was outstanding under this facility.

        In addition as at December 31, 2008, Ghana had no other debt and financing (2007: $3 million).

vii)    Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with several local banks maturing between 2009 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2008 between 7.4% and 16% (2007: between 7.28% and 10.25%). As at December 31, 2008, the outstanding debt under these facilities was $91 million (2007: $57 million).

viii)    Paraguay

        In July 2008, Telefonica Cellular Del Paraguay, Millicom's operation in Paraguay entered into a $107 million, 8 year loan with the European Investment Bank ("EIB"). The loan is bearing interest at $LIBOR plus 0.125%. The outstanding amount as at December 31, 2008 was $50 million. The EIB is guaranteed for commercial risks by a group of banks.

        In addition as at December 31, 2008, Telefonica Cellular Del Paraguay had $14 million (2007: $26 million) of other debt and financing outstanding.

ix)    Senegal

        In December 2005, Sentel GSM, Millicom's operation in Senegal entered into a XAF12,500 million loan agreement with Crédit Lyonnais Sénégal ("CLS"). This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. The outstanding amount in US$ as at December 31, 2008 was $26 million (2007: $28 million). Sentel GSM also entered into a 5 year additional Tranche of XAF7,500 million with CLS in July 2007. This tranche bears an 8.5% fixed interest rate and was fully drawn at the end of 2007. The outstanding amount under this additional Tranche in US$ as at December 31, 2008 was $14 million (2007: $17 million). As at December 31, 2008 Sentel GSM was in breach of its debt covenants under the above facilities and as such these loans were reclassified as current. Negotiations are in progress with the bank to maintain the facilities and to waive the covenants.

        In September 2006, Sentel GSM additionally entered into a XAF2,500 million bridge loan with the Compagnie Bancaire de l'Afrique Orientale (CBAO). This loan was bearing interest at 7% and was repaid in March 2008 (outstanding amount as at December 31, 2007 amounted to $1 million). Additionally in 2007, Sentel GSM entered into a new short term facility with CBAO amounting in to XAF7,500 million maturing on October 31, 2008 and bearing fixed interest of 6.5%. The facility has been rolled over and the amount outstanding as at December 31, 2008 was $18 million (2007: $17 million).

x)    Tanzania

        In December 2008, Millicom Tanzania Limited, Millicom's operation in Tanzania entered into facilities totaling $228 million comprising of a five year local currency syndicated tranche for TZS95 billion at the 180 days treasury Bill rate plus 3%, a seven year $116 million EKN guaranteed financing with 45% of the facility fixed at 4.1% and 55% of the facility at $LIBOR plus 0.665% and a seven year $40 million tranche with Proparco at $LIBOR plus 2.5%. All tranches are 100% guaranteed by the Company. As at December 31, 2008, the amount outstanding under these facilities was $152 million.

        In March 2007 Millicom Tanzania Limited entered into a new 5 year Citi-Opic facilities, bearing interest rate of LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2008 amounted to $17 million (2007: $23 million).

        At the same time Millicom Tanzania Limited entered into a 5 year $10 million Term Loan with Barclays bearing interest of LIBOR plus 3% and a 5 year $16.5 million vendor financing with Ericsson credit AB, priced at LIBOR plus 2.5%. The amount outstanding as at December 31, 2008 was nil (2007: $8 million) under the Barclays loan and nil (2007: $14 million) under the Ericsson loan.

        Millicom Tanzania Limited had no other debt and financing outstanding as at December 31, 2008 (2007: $6 million).

Guarantees

        In the normal course of business, the Company has issued guarantees to secure some of the obligations of some of its operations under bank financing agreements. As of December 31, 2008, the Company has issued $712 million of guarantees (2007: $206 million).

Pledged assets

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $1,313 million (2007: $739 million). The assets pledged by the Group for these debts and financings amount to $610 million (2007: $449 million).

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom's earnings, assets and cash flows as we have US$ debts, pushed down to the opoerations, because of lack of available debts in local currencies.

        We generally do not hedge our foreign currency exposures, because of lack of available intruments in the countries where we operate. Millicom had a net exchange loss of $56 million for the year ended December 31, 2008, compared to a gain of $15 million for the year ended December 31, 2007.

Trend Information

        We believe there is a significant opportunity for rapid growth in our markets due to low mobile penetration in economies with high growth potential and substantial pent-up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We are developing a number of non-traditional distribution channels in our operations to expand our market share and reduce our operating costs. There is, however, a risk that, as new competitors enter our prepaid markets, as will be the case in Sri Lanka, Honduras and Ghana in 2009, and price competition intensifies, our prepaid customers may be more likely to move from one mobile operator to another than our postpaid customers. This also has the effect of driving prices down, thus eroding the profitability of the mobile operators. In addition, there is the risk of additional taxes, expecially in those countries that face budget constraints. In that event, we believe our strong service coverage and increasing use of non-traditional distribution channels, competitive tariffs and brand awareness will enable us to compete effectively in our prepaid markets. However, this may not always be the case and, if we determine that the business is not sustainable, we may decide to exit the relevant market.

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

Critical Accounting Policies

        The consolidated financial statements as of December 31, 2008 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

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

Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net". Goodwill on acquisition of associates is included in "investments in associates". Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

Impairment of Non-current Assets

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The Group determines the recoverable amount based on the higher of its fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions of the time value of money and the risk specific to the asset. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognised in the consolidated statements of profit and loss in those expense categories consistent with the function of the impaired asset.

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

  Value added services

        Revenues from value added services such as text messaging, video messaging, ringtones, games etc., are recognised net of payments to the providers of these services when the providers are responsible for the contents and for determining the price paid by the subscriber and as such the Group is considered to be acting in substance as an agent only. Where the Group is responsible for the content and determines the price paid by the subscriber then the revenue is recognised gross.

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

Recent Accounting Developments

IFRS Developments

        The following new and amended IFRIC interpretations were effective during the year. They did not have any effect on the financial performance or position of the Group.

  •
  IFRIC 11, 'IFRS 2—Group and treasury share transactions'.

  •
  IFRIC 12 Service Concession Arrangements.

  •
  IFRIC 14, 'IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction'.

        The following IFRS and IFRIC interpretations were issued with an effective date for annual periods beginning on or after July 1, 2008. The Group has chosen not to early adopt these standards and interpretations.

  •
  IFRS 8 Operating Segments—This standard is to be applied for annual periods beginning on or after 1 January 2009. This standard requires disclosure of information about the Group's operating segments and replaced the requirement to determine primary and secondary reporting segments of the Group. The Group is evaluating the impact on its segmental reporting as the result of the adoption of IFRS 8.

  •
  IAS 1R Presentation of Financial Statements—The revised IAS 1 Presentation of Financial Statements was issued in September 2007 and becomes effective for financial years beginning on or after January 1, 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owners changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expense recognized in profit or loss, together with all other items of recognized income and expense, either in one single line statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

  •
  IFRS 3R Business combination and IAS 27R—Consolidated and Separate Financial Statements—The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009. IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and the future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority interests.

  •
  IFRS 2 Share-based payments—vesting conditions and cancellations—This amendments to IFRS 2 Share-based payments was published in January 2008 and becomes effective for financial years beginning on or after 1 January 2009. The standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group does not expect significant implications on its accounting for share-based payments as a result of these amendments.

  •
  IAS 32 (Amendment), 'Financial instruments: Presentation', and IAS 1 (Amendment), 'Presentation of financial statements'—'Puttable financial instruments and obligations arising on liquidation' (effective from 1 January 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The Group does not expected the amendment to have any impact on its financial statements.

  •
  IFRS 1 (Amendment) 'First time adoption of IFRS' and IAS 27 'Consolidated and separate financial statements'(effective from 1 January 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The amendment will not have any impact on the Group's financial statements.

  •
  IFRIC 16, 'Hedges of a net investment in a foreign operation'. IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group. The requirements of IAS 21, 'The effects of changes in foreign exchange rates', do apply to the hedged item. The Group will apply IFRIC 16 from 1 January 2009; it is not expected to have an impact on the Group's financial statements.

  •
  IFRIC 13 Customer Loyalty Programmes—The interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognised. This interpretation will not have a material impact on Millicom financial position or results.

  •
  IFRIC 15, 'Agreements for construction of real estates' (effective from January 1, 2009). The interpretation clarifies whether IAS 18, 'Revenue', or IAS 11,'Construction contracts' should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. IFRIC 15 is not relevant to the Group's operations as all revenue transactions are accounted for under IAS 18 and not IAS 11.

  •
  IFRIC 17, 'Distribution of non-cash assets to owners' (effective from July 1, 2009). The interpretation clarifies that a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity, that an entity should measure the dividend payable at the fair value of the net assets to be distributed and that an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. This interpretation will not have a material impact on Millicom financial position or results.

  •
  IFRIC 18, 'Transfers of assets from customers'. IFRIC 18 clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is particularly relevant to the utility sector with the provision of the service being that of, for example, gas or electricity. The interpretation applies prospectively to transfers of assets from customers received on or after 1 July 2009, although some limited retrospective application is permitted. This interpretation will not have any impact on Millicom financial position or results.

  •
  As part of its annual improvement project published in May 2008, the IASB slightly amended various standards. The improvements focused on areas of inconsistencies in IFRSs or where clarification of wording was required. The effective dates of these amendments vary depending on the standard concerned but are generally January 1, 2009. The Group does not expect any significant impact of these amendments on its consolidated financial statements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations

        We have various contractual obligations to make future payments, including debt agreements, payables for license fees and lease obligations. The following table summarizes our obligations under these contracts due by period as of December 31, 2008.

	Within 1 year	Within 2 - 5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (including finance leases and after unamortized financing fees)	496,544	1,573,444	88,038	2,158,026
Future interest commitments	169,116	408,065	10,980	588,161
Operating leases	43,113	140,581	143,644	327,338
Capital expenditure	523,416	15,375	—	538,791
Total	1,232,189	2,137,465	242,662	3,612,316

        The following table summarizes our obligations under these contracts due by period as of December 31, 2007.

	Within 1 year	Within 2 - 5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (including finance leases and after unamortized financing fees)	889,085	806,936	138,270	1,834,291
Future interest commitments	100,180	137,916	8,679	246,775
Operating leases	25,732	101,191	110,918	237,841
Capital expenditure	372,116	28,038	—	400,154
Total	1,387,113	1,074,081	257,867	2,791,061

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

        Millicom's directors are as follows:

Name	Position	Independent	Year Elected	Date of Expiration of Term
Daniel Johannesson	Chairman	Yes	2003	May 2009
Kent Atkinson	Member	Yes	2007	May 2009
Mia Brunell Livfors	Member	No	2007	May 2009
Donna Cordner	Member	No	2004	May 2009
Michel Massart	Member	Yes	2003	May 2009
Marten Pieters(i)	Member	Yes	2008	May 2009
Allen Sangines-Krause	Member	Yes	2008	May 2009

    (i)
    Up to February 6, 2009.

        Daniel Johannesson (born 1943)—Non-executive Chairman, Chairman of the Compensation and Nomination Committees. Mr. Johannesson was elected to the Board of Millicom in May 2003. He became Chairman on March 8, 2004. He has held a number of executive positions at major Swedish and Norwegian companies including Chief Executive Officer of Telenor Bedrift and Ececutive Vice President at the construction company Skanska, where he was responsible for their telecommunications and facilities management interests. He was also Chief Executive Officer of Investment AB Kinnevik and Director General of the Swedish national railway operator, SJ. He is also Chairman of Unibet Group PLC.

        Kent Atkinson (born 1945)—Non-executive Director and Member of the Audit and Compensation Committees. Mr. Atkinson was elected to the Board of Millicom in May 2007. Previously, Mr. Atkinson was employed by the Bank of London and South America (later acquired by Lloyds Bank) and held a number of senior managerial positions in Latin America and the Middle East before returning to the UK. He was Regional Executive Director for Lloyds TSB's South East Region from 1989 until he joined the main board in 1994 as Group Finance Director, a position he held for eight years until his retirement as an executive. He remained on the Lloyds TSB board for a further year as a non-Executive Director. Mr. Atkinson is the Senior Independent Director and Chairman of the Audit Committee of Coca-Cola HBC SA. He is a non-Executive Director and Chairman of the Group Audit, Risk and Compliance Committee of Standard Life plc, and a member of Standard Life's Investment Committee. Mr. Atkinson is also a non-Executive Director of Gemalto NV, a member of its Audit Committee and its Strategy and M&A Committee, and he is also a non-Executive Director and Chairman of the Audit Committee of Northern Rock plc and a member of Northern Rock's Risk Committee.

        Mia Brunell Livfors (born 1965)—Non-executive Director and Member of the Compensation Committee.    Ms. Brunell was elected to the Board of Millicom in May 2007. From August 2006, Ms. Brunell has been Chief Executive Officer of Investment AB Kinnevik ("Kinnevik"), a Swedish public company managing a portfolio of long-term investments in a number of public companies such as Millicom. Ms. Brunell joined Kinnevik owned company Modern Times Group MTG AB in 1992, and was appointed Chief Financial Officer in 2001. As Chief Financial Officer, Ms. Brunell played a central role in MTG's development. Currently, Ms. Brunell is a member of the Board of Directors of Korsnäs AB, Mellersta Sveriges Lantbruks AB, Metro International S.A., Tele2 AB, Transcom WorldWide S.A., Modern Times Group (MTG), H&M Hennes & Mauritz AB.

        Donna Cordner (born 1956)—Non-executive Director.    Ms. Cordner was elected to the Board of Millicom in May 2004. She was formerly a Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior management positions at Société Générale and ABN Amro Bank N.V. in the U.S. and Europe, including as Director of ABN's Latin American Telecommunications Project Finance and Advisory Group. Until July 2005, Ms. Cordner was the Chief Executive Officer of HOFKAM Limited, which is the largest rural microfinance company in Uganda, and continues to advise HOFKAM as a consultant. She was named Executive Vice President of Corporate Finance and Treasury for Tele2AB effective March 2007 and was named as Market Area Director and Chief Executive Officer for Russia in March 2008.

        Michel Massart (born 1951)—Non-executive Director, Chairman of the Audit Committee and Member of the Nomination Committee.    Mr. Massart was elected to the Board of Millicom in May 2003. Until June 2002, he was a partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997. He is a former member of the Board of the Institute of Statutory Auditors. He is a professor at Solvay Business School in Brussels, Belgium.

        Marten Pieters (born 1953)—Non-executive Director, Member of the Audit Committee and Member of the Nomination Committee.    Mr. Pieters was elected to the Board of Millicom in May 2008. He was Chief Executive Officer of MSI, which became Celtel, from 2003 through its acquisition by MTC in early 2007. During this time, he was a driving force in Celtel's development as one of the leading pan-African telecommunications operators, serving some 20 million customers in 14 countries. Previously, from 1989 to 2003, Mr. Pieters worked at KPN, where, from 2000, he was a member of the executive management board of KPN Telecom with specific responsibility for KPN's Business Solutions Division. Prior to this he was Executive Vice President, KPN International Operations, covering Central and Eastern Europe, Asia and the US. Before this he was Managing Director of one Telecoms district, having joined KPN as Secretary to the Board of Management. Before starting his career in telecommunications, Mr. Pieters worked for 11 years at Royal Smilde Foods as Director of Finance and Strategic Planning and eventually as Chief Executive Officer in the Netherlands. On February 6, 2009, Mr. Pieters resigned from the Board of Millicom.

        Allen Sangines-Krause (born 1959)—Non-executive Director.    Mr. Sangines-Krause was elected to the Board of Millicom in May 2008. He worked for Goldman Sachs between 1993 and 2007, working in a variety of senior positions from Chief Operating Officer for Latin America based in Mexico City and New York and most recently as Managing Director out of London. Prior to joining Goldman Sachs, Mr. Sangines-Krause was with Casa de Bolsa Inverlat, in Mexico, and before that he was a Founding Partner of Fidem, S.C., a Mexican investment bank, which was acquired by Casa de Bolsa Inverlat in 1991. Mr. Sangines-Krause currently sits on the Board of Investment AB Kinnevik and is Chairman of Rasaland, a real estate investment fund. He is a member of the Council of the Graduate School of Arts and Sciences of Harvard University.

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

        The Board has adopted work procedures to establish a division of work between the Board and the President and Chief Executive Officer. The Chairman conducts discussions with each member of the Board regarding the work procedures of the Board and performs a yearly evaluation of the Board's work. The members of the Board evaluate the performance of each other, each year. The Board also evaluates annually the performance of the Chief Executive Officer.

        The Board held 6 meetings in person and 5 meetings by way of telephone conference during 2008.

        The work of the Board is divided between the Board and its principal committees:

  •
  the Audit Committee,

  •
  the Compensation Committee

  •
  the Corporate Social Responsibility ("CSR") Committee and

  •
  the Nominations Committee.

        The main task of the Board committees is to work on behalf of the Board within their respective areas of responsibility. The Board also creates "ad hoc" committees from time to time to work on specific projects when the need arises. Any "ad hoc" committee reports back to the full Board.

        Audit Committee.    Millicom's directors have established an Audit Committee that convenes at least four times a year, comprising three directors, Mr. Massart (Chairman and financial expert), Mr. Atkinson and Mr. Pieters. On February 6, 2009, Mr. Pieters resigned from the Audit Committee and was replaced by Mr. Johannesson. This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of external auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements (including compliance with Sarbanes-Oxley Act) and accounting standards, independence of external auditors, audit fees, the internal audit function, the fraud risk assessment, the risk management and ensuring that an effective system of internal financial controls exists. The ultimate responsibility for reviewing and approving Millicom's annual report and accounts remains with the Board. The Audit Committee met 8 times during 2008 and Millicom's external auditors participated in each such meeting.

        Compensation Committee.    Millicom's Compensation Committee is chaired by Mr. Johannesson. Ms. Brunell and Mr. Atkinson became members of the Committee after the Annual Meeting of Shareholders on May 29, 2007. Ms. Brunell is a non-independent director and Mr. Atkinson is an independent Director. In this respect, Millicom has opted to follow home country (Luxembourg) corporate practice rather than NASDAQ Marketplace Rule 4350(c)(3). Allen & Overy, Millicom's Luxembourg legal counsel, have sent a letter to this effect to NASDAQ on February 12, 2007.

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

        CSR Committee.    Millicom's directors have established a Corporate Social Responsibility (CSR) Committee that convenes at least two times a year, comprising two directors, Ms. Brunell (Chairman) and Ms. Cordner. This committee has responsibility for overseeing and making recommendations to the Board regarding the management of CSR.

        Nominations Committee.    Millicom's Nominations Committee is chaired by Mr. Johannesson. The two other members are Mr. Massart, who replaced Ms. Cordner on February 13, 2007, and Mr. Pieters, who became a member on May 28, 2008. On February 6, 2009, Mr. Pieters resigned from the Nominations Committee and was replaced by Mr. Sangines-Krause. The Nominations Committee's main task is to recommend directors for election to the Board by the shareholders at the AGM. At the AGM, shareholders may vote for or against the directors proposed for election or may elect different directors. The Nominations Committee also reviews and recommends the fees and the grants of shares to directors, which are presented to the Board and voted on by the shareholders at the AGM.

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

        The remuneration charge for the Board for the years ended December 31, 2008, 2007 and 2006 was as follows:

	Chairman		Other members of the board
					Total
	No. of shares and share options	US$ '000	No. of shares and share options
				US$ '000	US$ '000
2008
Fees		100		410	510
Share based compensation:(i)
Restricted shares(ii)	1,446	165	4,927	562	727
Total		265		972	1,237
2007
Fees		82		305	387
Share based compensation:(i)
Restricted shares(ii)	960	82	4,074	350	432
Total		164		655	819
2006
Fees		75		415	490
Share based compensation:(i)
Restricted shares(ii)	1,122	50	8,976	400	450
Charge for share options		164		1,104	1,268
Total		289		1,919	2,208

(i)
See note 22.

(ii)
Restricted shares cannot be sold for one year from date of issue.

        The number of shares and share options beneficially owned by the Board as at December 31, 2008 and 2007 was as follows:

	Chairman	Other members of the Board	Total
2008
Shares	28,528	71,619	100,147
Share options	20,000	55,000	75,000
2007
Shares(i)	2,082	2,100,753	2,102,835
Share options	45,000	55,000	100,000

    (i)
    The amount for Other members of the Board included 2,032,932 shares owned by the Stenbeck Family, of which 1,156,589 shares were held by The 1980 Stenbeck Trust.

Senior Management and Employees

Senior Management

Name	Position
Mikael Grahne	President and Chief Executive Officer (from March 2, 2009)
Marc Beuls	President and Chief Executive Officer (up to March 2, 2009)
Francois Xavier Roger	Chief Financial Officer
Mario Zanotti	Head of Latin America
Regis Romero	Head of Africa
Osmar Coronel	Chief Officer Operations
Carel Maasland	Chief tigo People

        Mikael Grahne, born 1953, President and Chief Executive Officer. Mikael Grahne was appointed Chief Executive Officer in March 2009, he joined Millicom in February 2002 as the Chief Operating Officer, having previously been President of Seagram Latin America. Prior to joining Seagram, he was the regional president of a division of the EMEA region at PepsiCo and held various senior management positions with Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki, Finland.

        Marc Beuls, born 1956, former President and Chief Executive Officer. Marc Beuls was President and CEO of Millicom from January 1998 till February 2009. He was formerly Senior Vice President Finance. Mr. Beuls joined Millicom in March 1992. From 1982 to 1992, he worked for Générale de Banque of Belgium. Marc Beuls has a degree in Economics from Limburg Business School in Belgium, with specialization in Finance and Accounting.

        François-Xavier Roger, born 1962, Chief Financial Officer. François-Xavier Roger joined Millicom in September 2008 from Groupe Danone where he served as Vice-President Corporate Finance since 2006 and previously as Chief Financial Officer for Danone Asia from 2000 to 2005. Prior to this he worked at Sanofi Aventis and at Hoechst Marion Roussel where he managed businesses for Hoechst in Asia, Africa and Latin America. He majored in Marketing for his MBA at The Ohio State University and has a Master's degree in Major Accounting from Audencia Business School in France.

        Mario Zanotti, born 1962, Chief of Latin America. Mario Zanotti was appointed Chief of Latin America in 2008 having previously been Head of Central America since 2002 having joined Millicom in 1992 as a General Manager of Telecel in Paraguay. In 1998 he became Managing Director of Tele2 Italy and in 2000 he was appointed Chief Executive Officer of YXK Systems. Before joining Millicom he worked as an electrical engineer at the Itaipu Hydroelectric Power Plant and later as Chief Engineer of the biggest electrical contractor company in Paraguay. He has a degree in Electrical Engineering from the Pontificia Universidade Catolica in Porto Alegre, Brazil and an MBA from INCAE and the Universidad Catolica de Asuncion, Paraguay.

        Regis Romero, born 1971, Chief of Africa. Regis Romero was appointed Chief of Africa in 2008. He has been with Millicom since 1998, previously as Commercial Manager in Bolivia, then as Chief Operating Officer in Paraguay and as Co-Head of Africa since 2006. Prior to joining Millicom, Mr. Romero worked as investment consultant for Interamerican Development Bank in Paraguay. He has a Bachelors' degree in Business Administration from National University, California, United States of America. He also holds a Master's degree in Business Management from EDAN in Asuncion, Paraguay.

        Osmar Coronel, born 1964, Chief Officer Operations. Osmar Coronel was appointed Chief Officer Operations of Millicom in 2008. He was previously the Chief Technical Officer of Millicom and prior to that Chief Technical Manager of Millicom's operations in Paraguay and Guatemala since 2002. Prior to joining Millicom, he was a Division Manager of the Paraguay PTT. He was awarded a Fulbright Scholarship (1992/93). Osmar Coronel is an MBA from Northwestern University's Kellogg School of Management, U.S., has a degree in Electrical Engineering from the National University of Asuncion, Paraguay and a Master's degree in Electrical Engineering from Southern Illinois University, U.S.

        Carel Maasland, born 1968, chief tigo People. Carel Maasland joined Millicom in March 2009 as Chief Tigo People / Global Head of Human Resources. He started his career as a management consultant, working in The Netherlands and within Central and Eastern Europe. Since 2002 he was an HR director at IKEA, initially for the Dutch operations. He then went on to hold a global HR role based at the Corporate Centre in Sweden. Prior to joining Millicom he was HR responsible for IKEA's emerging operations in Russia & the C.I.S. region. He holds an HR Master's degree from the Erasmus—Rotterdam School of Management.

Remuneration of Officers

        The remuneration of the Officers of the Company ("Officers") comprises of an annual base salary, an annual bonus, share-based compensation, social security contributions, pension contributions and other benefits. The bonus and share-based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, the Officers were issued share options. Subsequent to May 2006, the Officers were issued restricted shares. Share-based compensation is granted once a year by the Compensation Committee of the Board. For 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") was proposed by the Compensation Committee and approved the Board and the annual base salary and other benefits of the Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") were set by the CEO and approved by the Board.

        The remuneration charge for the Officers for the year ended December 31, 2008, 2007 and 2006 was as follows:

	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer(vi)
	US$ '000	US$ '000	US$ '000
2008
Base salary	2,406	750	920
Bonus	1,309	882	125
Pension	—	—	85
Other benefits	—	231	7
Total	3,715	1,863	1,137
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	3,737	1,410	958
Charge for share options	59	29	240
2007
Base salary	2,351	629	690
Bonus	2,008	547	500
Pension	—	—	83
Other benefits	—	138	—
Total	4,359	1,314	1,273
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	2,076	850	539
Charge for share options	104	54	171
2006
Base salary	1,982	624	568
Bonus(iii)	1,669	712	468
Pension	—	—	73
Other benefits	—	138	—
Total	3,651	1,474	1,109
Share based compensation:(i)
Restricted shares(iv)	104	62	48
Charge for long term incentive plans(v)	1,031	397	265
Share options granted/charge for share options	240	113	228

(i)
See note 22.

(ii)
Share awards of 45,074, 22,812 and 18,226 were granted in 2008 under the 2008 LTIP to the CEO, COO and CFO. Share awards of 62,381, 25,434 and 16,189 were granted in 2007 under the 2007 LTIP to the CEO, COO and CFO. Share awards at target performance of 42,634, 16,409 and 10,952 were granted in 2007 under the 2006 LTIP to the CEO, COO and CFO. The maximum shares to be issued under the 2006 LTIP was 132% of these awards.

(iii)
$1 million of the 2007 bonus was settled in Millicom shares, by issuing 6,878 shares to the CEO, 2,609 shares to the COO and 1,713 shares to the CFO. $1 million of the 2006 bonus was settled in Millicom shares, by issuing 7,975 shares to the CEO, 3,390 shares to the COO and 2,235 shares to the CFO.

(iv)
Restricted shares cannot be sold for one year from date of issue.

(v)
Accrual for the 2006 Long Term Incentive Plan finalized in 2007.

(vi)
Includes the remuneration for 2008 of the former CFO, David Sach, and the actual CFO, Francois Xavier Roger, who took over the position from September 1, 2008.

        The number of shares, share options and unvested share awards beneficially owned by the senior management as at December 31, 2008 and 2007 was as follows:

	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer	Total
2008
Shares	1,695,175	592,308	—	2,287,483
Share options	30,000	15,040	—	45,040
Share awards not vested	146,678	63,342	4,500	214,520
2007
Shares	1,664,770	578,897	9,700	2,253,367
Share options	45,000	22,560	100,000	167,560
Share awards not vested	96,488	38,561	24,951	160,000

Severance Payments

        If the employment of the majority of Millicom's senior managers is terminated, severance of up to 12 months salary is potentially payable.

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

Employees

        The average number of permanent employees during the years ended December 31, 2008, 2007 and 2006 was as follows:

	2008	2007(i)	2006(i)
Continuing operations	6,509	4,692	3,192
Discontinued operations	98	76	501
Total average number of permanent employees	6,607	4,768	3,693

    (i)
    Figures for 2007 and 2006 have been adjusted, excluding Millicom operation in Sierra Leone.

Long-Term Incentive Plans

        In May 2006 at the AGM a long term incentive plan ("2006 LTIP") was approved although the terms and conditions of the plan were not finalized until 2007. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

        The shares awarded under the 2006 LTIP will vest at the end of a three year period, subject to specified market and performance conditions related to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The plan has been designed so that the shares normally vest at the end of the three-year performance period. However, for the performance period from 2006 through 2008 only, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there was an additional 32% of shares that vested, because performance targets relating to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were achieved.

        The total charge for the above plan was $23 million which was recorded over the service period.

        Long term incentive awards for 2008 ("2008 LTIP") and 2007 ("2007 LTIP") were approved by the Board on December 4 and on March 15, 2007. These plans consist of two elements: performance share plan and a matching share award plan.

        The shares awarded under the performance share plan will vest at the end of a three year period, subject to performance conditions related to Millicom's "earnings per share". The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of five similar mobile telephony companies during the three-year period of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

        As at December 31, 2008, the total charge for the above plans was estimated at $13 million for the 2008 LTIP and at $15 million for the 2007 LTIP, both to be recorded over the service periods.

        The number of share awards under the long term incentive plans is as follows:

	Matching share award plan 2008	Performance shares 2008	Matching share award plan 2007	Performance shares 2007	Performance shares 2006
Maximum share awards	168,396	223,829	187,470	253,489	446,600
Revision for expected forfeitures	(37,061)	(3,991)	(59,021)	(15,817)	(109,509)
Revision for expectations in respect of performance conditions	—	(195,850)	—	(142,588)	(25,520)
Shares issued	—	—	—	—	(108,760)
Share awards expected to vest	131,335	23,988	128,449	95,084	202,811

  Options

        The following table summarizes information about share options outstanding at December 31, 2008. The market price of the Company's shares as at December 31, 2008 was $44.91 (2007: $117.94).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2008	Weighted average exercise price	Number exercisable at December 31, 2008
3.32 - 3.75	3.54	5,332	3.54	5,332
20.56	20.56	300,567	20.56	59,071
25.05 - 29.75	26.82	88,225	26.82	88,225
31.88 - 35.91	34.06	99,996	34.06	99,996
3.32 - 35.91	24.23	494,120	27.73	252,624

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2008	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	173,328	25.05 - 35.91	Exercisable immediately. Options have an indefinite life.
May 2005	35,000	20.56	Exercisable immediately. Options have a twenty year life.
December 2002, May 2003 and May 2004	20,225	3.32 - 25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	165,567	20.56	Exercisable over a five year period in equal installments. Options expire after six years from date of grant.
July 2005 and May 2006	100,000	20.56	Exercisable over a three-year period in equal installments from the start of the fourth year. Options expire after six years from date of grant.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The table below sets out certain information known to Millicom as at February 28, 2009, unless indicated otherwise, with respect to beneficial ownership of Millicom common share, par value $1.50 each, by:

  •
  each person who beneficially owns more than 5% of Millicom common stock, and

  •
  significant related parties to Millicom.

Shareholder	Amount of Shares	Percentage
Investment AB Kinnevik	37,835,438	35%
The Bank of New York Mellon Corporation	8,466,387	8%
The Stenbeck Family(1)	958,424	1%

    (1)
    Includes 874,542 shares held by The 1980 Stenbeck Trust, an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the wife and children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the Millicom common stock held by the 1980 Stenbeck Trust is vested in the trustees. The trustees of the 1980 Stenbeck Trust are Leonard Gubar and Henry Guy. Mr. Gubar is an attorney in New York State. Mr. Guy is the Chief Executive Officer of Modern Holdings. The trustees have disclaimed beneficial ownership of the shares owned by the 1980 Stenbeck Trust.

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

Related Party Transactions

Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik ("Kinnevik") and subsidiaries. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper industries and financial services. As of December 31, 2008, Kinnevik owned approximately 35% of Millicom (2007: 37%).

        During 2008 and 2007, Kinnevik did not purchase any Millicom shares.

Services purchased and sold to related companies

        For the year ended December 31, 2008 the Group made purchases for an amount of $3 million (2007: $4 million; 2006: $5 million) and had outstanding balances as at December 31, 2008 of $1 million (as at December 31, 2007: $1 million) with related parties. These related parties are companies where Kinnevik is the principal shareholder. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. These purchases were made on an arm's length basis.

        There were no sales to related companies. As of December 31, 2008 and 2007, Millicom had no receivables from related parties.

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

Dividend Policy

        Holders of Millicom common share are entitled to receive dividends ratably when, as and if declared by the Company's Board of Directors, subject to Luxembourg legal reserve requirements. Millicom paid its first cash dividend to its shareholders in 2008. In the past, Millicom retained any earnings for use in the operation and expansion of its business. The Group has not yet established a formal dividend policy. Any future dividends will be based on the free cash flows of the Group going forward.

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

	High	Low
Year ended December 31, 2003	$20.23	$0.99
Year ended December 31, 2004	$28.51	$14.15
Year ended December 31, 2005	$27.09	$15.60
Year ended December 31, 2006	$63.82	$27.38
Year ended December 31, 2007	$127.40	$60.21
First Quarter 2007	$82.04	$60.21
Second Quarter 2007	$95.91	$79.16
Third Quarter 2007	$99.81	$66.00
October 2007	$119.27	$82.38
November 2007	$124.66	$98.50
December 2007	$127.40	$104.50
Year ended December 31, 2008	$122.97	$24.75
First Quarter 2008	$120.21	$86.10
Second Quarter 2008	$122.97	$87.00
Third Quarter 2008	$103.52	$60.27
October 2008	$67.91	$24.75
November 2008	$46.98	$28.18
December 2008	$46.35	$33.43
January 2009	$51.50	$36.02
February 2009	$47.26	$36.17

        On March 30, 2009, the closing market price for Millicom common stock on the NASDAQ National Market was $36.99.

        Our shares are also traded on the Stockholmsbörsen (the Stockholm Stock Exchange) as SDR.

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

        Age limit—There is no age limit for being a director of Millicom. Directors could be elected for a maximum period of six years, but Millicom decided to elect them annually.

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

Shareholders' Meetings

        General meetings of shareholders are convened by convening notice published in the Luxembourg official Gazette and in a Luxembourg newspaper, twice with an interval of eight days, at least eight days prior to the meeting. If all the shares are registered shares, a convening notice may, as an alternative to the publication, be sent to each shareholder by registered mail at least eight days before the annual general meeting (AGM). According to article 17 of the articles of incorporation of Millicom, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year on the date provided for in the articles of incorporation, which is the last Tuesday in May each year. The 2009 AGM will take place in Luxembourg on May 26, 2009 at 4:00 p.m. Other meetings can be convened as necessary.

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

Disclosure of Shareholder Ownership

        There are no provisions in Millicom's articles of incorporation according to which Millicom shareholders must disclose to Millicom their reaching of a certain ownership threshold. As Millicom common stock has its primary listing on NASDAQ, each time a shareholder acquires beneficial ownership of more than 5% of our common stock, the shareholder must file within 10 days of acquisition a Schedule 13D with the U.S. Securities and Exchange Commission, who will notify Millicom and NASDAQ accordingly. Also, as required by the Luxembourg law on transparency obligations of 11 January 2008 (the "Transparency Law"), any person who acquires or disposes of shares in Millicom's capital must notify Millicom's board of directors of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reaches, exceeds or falls below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applies to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law.

Material Contracts

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

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5 million which is recorded under the caption "Other non operating income (expenses), net".

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortised cost of the Notes due to the earlier settlement date. Millicom reviewed its position to early repay the Notes in September 2008 and the Board of Directors decided not to early redeem the Notes but to keep them until the contractual maturity date (December 1, 2013). This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008. In addition the 10% Notes were reclassified as non-current.

  4% convertible Notes

        In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $196 million.

        The 4% Convertible Notes were general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes was 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate was 9.6%.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $39 million (2006: $39 million) and the value allocated to debt was $179 million (2006: $171 million).

        As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 SDRs.

        On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,420,235 Ordinary Shares and 202,236 SDRs. On the same day Millicom repaid in cash the remaining $3 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to $175 million in January 2008.

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

Luxembourg Taxation

        The following paragraphs describe very generally the tax laws of Luxembourg as they apply to shareholders in the Company, which is a Luxembourg corporation. The following is intended merely as a general summary of the principal Luxembourg tax consequences of the holding and disposition of Millicom common stock and should be treated with the appropriate caution. This summary does not purport to be a complete analysis of all material tax considerations that may be relevant to a holder or prospective holder of shares in the Company. This summary also does not take into account the specific circumstances of particular shareholders. The following is not intended as a substitute for professional tax advice that takes into account the particular circumstances relevant to a specific shareholder. Accordingly, shareholders should consult their own professional advisors on the possible tax consequences of holding or disposing of Millicom common stock, under the laws of Luxembourg as well as their countries of citizenship, residence or domicile.

        This summary is based on the laws, regulations and applicable tax treaties as in effect in Luxembourg on the date hereof, all of which are subject to change, possibly with retroactive effect.

        As used herein, a "Luxembourg Individual Holder" means an individual resident in Luxembourg who is subject to personal income tax ("impôt sur le revenu") on his or her worldwide income from Luxembourg and foreign sources, and a "Luxembourg Corporate Holder" means a company resident in Luxembourg subject to corporate income tax ("impôt sur le revenu des collectivités") on its worldwide income from Luxembourg and foreign sources. Companies whose registered office and/or central administration is in Luxembourg are considered resident companies. Luxembourg Individual Holders and Luxembourg Corporate Holders are collectively referred to as "Luxembourg Holders". A "Non-Luxembourg Holder" means any shareholder in the Company's shares other than a Luxembourg Holder. A "Non-Luxembourg Individual Holder" refers to an individual shareholder in the Company's shares that is not a Luxembourg Individual Holder, while a "Non-Luxembourg Corporate Holder" refers to a corporation that is not a Luxembourg Corporate Holder holding shares in the Company.

Luxembourg withholding tax on distributions

        Dividends distributed by the Company will in principle be subject to a withholding tax at a rate of 15% of the gross amount except (i) if exemption from that withholding tax is applicable under Luxembourg domestic tax law (e.g., based on the implementation of the EU Parent-Subsidiary Directive) or (ii) if a lower rate or an exemption applies under any applicable double taxation treaty.

Luxembourg income tax on dividends and capital gains

Luxembourg Corporate Holders

        Dividends received by Luxembourg Corporate Holders, are in principle, subject to income tax. However, such dividends may benefit, under certain conditions from a full or 50% exemption.

        Capital gains realized by Luxembourg Corporate Holders are subject to income tax at ordinary rates, unless the conditions of the Grand Ducal Decree of December 21, 2001 (as amended) are fulfilled.

Luxembourg Individual Holders

        Dividends received by Luxembourg Individual Holders who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the progressive ordinary rate (i.e. currently at a maximum rate of 38.95%). However, 50% of the gross amount of dividends received by such holders may be exempt from income tax under the conditions of article 115 15. a. of the Luxembourg Income Tax Law ("LITL") .

        Capital gains realized on the sale of the shares by Luxembourg Individual Holders who act in the course of the management of their private wealth are only taxable, if the shares are sold within six months after their acquisition or if the holder together with his/her spouse, life partner or minor children holds a direct or indirect participation exceeding 10% of the Company's share capital at the date of the sale or during the 5 years preceding the date of the sale.

Non-Luxembourg Individual Holders

        Capital gains realized on the sale of shares by Non-Luxembourg Individual Holder that does not have a permanent establishment, fixed place of business or permanent representative in Luxembourg would only be taxable in Luxembourg if the Non-Luxembourg Individual Holder together with his/her spouse, life partner or under age children holds a direct or indirect participation exceeding 10% of the Company's share capital at the date of the sale or during the 5 years preceding the date of the sale and either the disposal of the Company's shares happens within a period of six months from the acquisition of the shares or the Non-Luxembourg Individual Holder has been a Luxembourg taxpayer during more than 15 years and became a non-resident taxpayer less than five years before the realization of the capital gain. However, a double tax treaty (if any) may allocate the taxation right regarding the capital gains to the country of residence of the Non-Luxembourg Individual Holder.

        For Non-Luxembourg Individual Holders, having a permanent establishment, fixed place of business or permanent representative in Luxembourg to which the Company's shares are allocated, dividends distributed by the Company and gains realized on the sale of shares in the Company are normally subject to Luxembourg income tax at the applicable progressive rate. Dividends may, however, be exempt from Luxembourg income tax for 50%.

Non-Luxembourg Corporate Holders

        Capital gains realized by Non-Luxembourg Corporate Holders on the sale of shares which are not attributed to a Luxembourg permanent establishment, fixed place of business or permanent representative will only be taxable in Luxembourg if such holders hold at the date of the sale or during the 5 years preceding the date of the sale a direct or indirect participation exceeding 10% of the Company's share capital and either the disposal of the Company's shares happens within a period of six months from the acquisition of the shares or the Non-Luxembourg Corporate Holder has been a Luxembourg taxpayer during more than 15 years and became a non-resident taxpayer less than five years before the realization of the capital gain. However, a double tax treaty (if any) may allocate the taxation right regarding the capital gains to the country of residence of the Non-Luxembourg Corporate Holder.

        Dividends received and capital gains realized on the sale of shares by Non-Luxembourg Corporate Holders, having a permanent establishment, fixed place of business or permanent representative in Luxembourg are subject to income tax in Luxembourg. However, such dividends and gains may be exempt provided that the Luxembourg participation exemption conditions are met.

        Furthermore, the permanent establishment, fixed place of business or permanent representative of a Non-Luxembourg Corporate Holder may under certain conditions benefit from a 50% exemption on dividends received if the conditions of the Luxembourg participation exemption are not met.

Luxembourg Net Wealth Tax

        Luxembourg imposes an annual Net Wealth Tax (hereafter: "NWT") of 0.5% on the net asset value of corporate taxpayers as of January 1. The net asset value will be reduced by the value of substantial participations (as defined in § 60 of the NWT law). As from the year 2006 NWT has been abolished for resident and non-resident individuals. In general Luxembourg resident companies subject to NWT are taxed on their worldwide net wealth (unless a double tax treaty provides for an exemption). Luxembourg non-resident companies subject to NWT are only taxable on their Luxembourg wealth.

Luxembourg inheritance and gift tax

        Luxembourg inheritance tax may be levied if shares in the Company are transferred upon the death of an inhabitant of Luxembourg.

        Gift tax may be due on a gift or donation of the Company's shares if embodied in a Luxembourg deed or otherwise registered in Luxembourg.

U.S. Federal Income Tax Considerations

        The following is a discussion of certain U.S. federal income tax consequences of owning and disposing of Millicom shares by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to hold Millicom shares. This discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

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

  •
  Tax-exempt entities, including an "individual retirement account or "Roth IRA";

  •
  Persons holding shares that own or are deemed to own 10% or more of Millicom's voting stock; or

  •
  Persons holding shares in connection with a trade or business conducted outside of the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares.

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

Taxation of Distributions

        Distributions received by a U.S. Holder on shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the amount of the dividend is not converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euros, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends paid by certain "qualified foreign corporations" to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Millicom expects to be considered a qualified foreign corporation. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Considerations

        Millicom believes that it was not a PFIC for U.S. federal income tax purposes for its 2008 taxable year. In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that Millicom will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by the market price of our shares, which is likely to fluctuate.

        If the Company were to be treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax rules would apply on a sale or other disposition (including certain pledges) of shares by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Millicom became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, the same rule would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisors to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

        In addition, if Millicom were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

        Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Interest Rate Risk

        The interest rate risk generally arises from borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to the risk for changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt in which neither category of debt falls below 25% of the total debt. The Group actively monitors its borrowings to ensure the compliance with this policy. At December 31, 2008, approximately 26% of the Group's borrowings are at a fixed rate of interest (2007: 43%).

        The table below summarizes, as at December 31, 2008, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	108,815	5,209	754	774	454,246	1,398	571,196
Average nominal interest rate	8.0%	7.8%	9.7%	9.1%	10.0%	6.3%	9.6%
Floating rate	387,729	200,841	334,352	313,519	263,749	86,640	1,586,830
Average nominal interest rate	6.0%	8.6%	9.1%	8.7%	8.4%	7.8%	8.0%
Total	496,544	206,050	335,106	314,293	717,995	88,038	2,158,026
Average nominal interest rate	6.4%	8.6%	9.1%	8.7%	9.4%	7.8%	8.4%

        The table below summarizes, as at December 31, 2007, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	716,916	13,260	43,328	11,400	8,262	2,289	795,455
Average nominal interest rate	8.5%	8.5%	8.6%	8.6%	8.6%	6.3%	8.5%
Floating rate	172,169	172,657	152,222	270,746	135,061	135,981	1,038,836
Average nominal interest rate	10.8%	9.9%	8.4%	9.5%	9.9%	9.5%	9.7%
Total	889,085	185,917	195,550	282,146	143,323	138,270	1,834,291
Average nominal interest rate	8.9%	9.8%	8.4%	9.5%	9.8%	9.4%	9.1%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the group had borrowings at December 31, 2008, would increase or reduce profit before tax for the year by approximately $16 million (2007: $10 million).

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

        Millicom had a net exchange loss of $56 million for the year ended December 31, 2008, compared to a gain of $15 million for the year ended December 31, 2007.

        To some extent, the broad mix of currencies in which we conduct our businesses and the geographic spread of our operations provide us with some measure of protection against specific exchange rate movements and reduces the overall sensitivity of our results to specific exchange rate fluctuations. We do not generally hedge our foreign currency exposure mainly by lack of available instruments in the currencies we trade into.

        The following table summarizes our debt detailing the balances at December 31, 2008 and 2007, that were denominated in US$ and in other local currencies.

	2008	2007
	US$ '000	US$ '000
US$	1,466,494	1,226,332
Colombia	456,356	435,615
Honduras	48,199	41,352
Senegal	58,309	62,557
Sri Lanka	37,007	48,016
Tanzania	74,536	5,516
Others	17,125	14,903
Total local currency	691,532	607,959
Total	2,158,026	1,834,291

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable for Annual Report filing.

PART II

ITEM 13.    DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2008, the Group, under the supervision and with the participation of the Group's management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group's disclosure controls and procedures. The Group's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to the Group's management to allow timely decisions regarding required disclosures. The Group's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Group's Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2008 the Group's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Group is required to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC's rules and forms.

Management's annual report on internal control over financial reporting

        The Group's management has performed an assessment of the Group's internal control over financial reporting which can be found on page F-2 of the financial statements filed with this annual report on Form 20-F.

Changes in internal control over financial reporting

        There has been no significant change in the Group's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Attestation report of the registered public accounting firm

        The registered public accounting firm that audited the Group's financial statements included in this annual report on Form 20-F has issued an attestation report on the Group's internal control over financial reporting. The "Report of Independent Registered Public Accounting Firm " can be found on pages F-3 and F-4 of the financial statements filed with this annual report on Form 20-F.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has appointed Michel Massart as its Audit Committee financial expert. Mr. Massart is an "independent" financial expert as such term is defined under the NASDAQ National Market listing requirements.

ITEM 16B.    CODE OF ETHICS

        Millicom has adopted a Code of Ethics applicable to all Millicom's employees and to Directors. The text of this code is available free of charge upon written request addressed to: General Counsel, Millicom International Cellular S.A., 15 rue Leon Laval, L-3372 Leudelange, Grand-Duchy of Luxembourg, fax: +352 27 759 353. Millicom will make its Code of Ethics available in 2009 on its website www.millicom.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2008 and 2007.

	2008	2007
	US$ '000	US$ '000
Audit Fees	4,276	3,801
Audit-Related Fees	15	14
Tax Fees	52	54
All Other Fees	5	12
Total	4,348	3,881

        Audit-related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and the issuance of certifications of loan covenant compliance required by Millicom's debt agreements. Tax services consist principally of tax planning services and tax compliance services. Other services are services not included in the other categories.

Audit Committee Pre-approval Policies

        The policies and procedures provide that no non-audit services can be rendered by Millicom's auditors without the prior consent of the Audit Committee.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Not applicable.

ITEM 16F.    CHANGES IN CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

        The Board has developed and continuously evaluates its work procedures in line with the corporate governance rules of NASDAQ in the United States of America regarding reporting, disclosure and other requirements applicable to NASDAQ listed companies, with the following two excdeptions:

  •
  one of the member of the Compensation Committee, Ms. Brunell, is not independent, and

  •
  Millicom's Article of Association does not provide any quorum requirement applicable to the general meetings of Millicom's shareholders.

        The Board received confirmation in early 2006 from the Stockholm Stock Exchange that it is exempt from the Swedish Code of Corporate Governance so long as it adheres to NASDAQ corporate governance rules.

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See pages F-1 through F-66.

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
12.1	Certification of Mikael Grahne required by Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 13a 14(a).
12.2	Certification of Francois-Xavier Roger required by Exchange Act Rule 13a 14(a).
13.1	Certification of Mikael Grahne required by Exchange Act Rule 13a 14(b).
13.2	Certification of Francois-Xavier Roger required by Exchange Act Rule 13a 14(b).

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

Dated: March 24, 2009	MILLICOM INTERNATIONAL CELLULAR S.A.
	By:	/s/ MIKAEL GRAHNE Name: Mikael Grahne Title: Chief Executive Officer
	By:	/s/ FRANCOIS XAVIER ROGER Name: Francois Xavier Roger Title: Chief Financial Officer

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

        Management has assessed the effectiveness of Millicom International Cellular S.A. internal control over financial reporting as of December 31, 2008. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, Millicom International Cellular S.A. internal control over financial reporting was effective as of December 31, 2008.

        Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal control of Amnet Telecommunications Holding Ltd, Continental Programming Services Ltd, Teleservicios Centroamericanos Ltda and its subsidiaries, a group acquired in October 2008, which is included in the 2008 consolidated financial statements of Millicom International Cellular S.A. and represented total assets of $739 million at December 31, 2008 and $43 million of revenues for the period from the acquisition in October 2008 to December 31, 2008.

        PricewaterhouseCoopers S.à.r.l has issued an unqualified report on our 2008 financial statements as a result of the audit and also has issued an unqualified report on our internal control over financial reporting which is attached hereto.

March 24, 2009	By:	/s/ MIKAEL GRAHNE
		Name:	Mikael Grahne
		Title:	Chief Executive Officer
	By:	/s/ FRANCOIS XAVIER ROGER
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Millicom International Cellular S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Millicom International Cellular S.A. (the "Company") and its subsidiaries (together the "MIC Group") at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the MIC Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing on page F-2. Our responsibility is to express opinions on these financial statements and on the MIC Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

        As described in "Management's Report on Internal Control Over Financial Reporting", management has excluded Amnet Telecommunications Holdings Ltd, a limited liability company organized under the laws of Bermuda, Continental Programming Services Ltd, a limited liability company organized under the laws of Bermuda, and Teleservicios Centroamericanos Ltda, a limited liability company organized under the laws of El Salvador, and their subsidiaries (together "Amnet") from its assessment of internal control over financial reporting as of December 31, 2008 because it was acquired by MIC Group in a purchase business combination in October 2008. We have also excluded Amnet from our audit of internal control over financial reporting. Amnet is a wholly-owned group of companies whose total assets and total revenues represent $739 million and $43 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers S.à r.l. Réviseur d'entreprises	Luxembourg, March 24, 2009

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the years ended December 31, 2008, 2007 and 2006

	Notes	2008	2007(i)	2006(i)
		US$ '000	US$ '000	US$ '000
Revenues	9	3,412,380	2,623,854	1,570,086
Cost of sales		(1,255,077)	(973,560)	(609,888)
Gross profit		2,157,303	1,650,294	960,198
Sales and marketing		(690,698)	(486,779)	(245,826)
General and administrative expenses		(537,884)	(418,863)	(240,936)
Other operating expenses		(61,438)	(72,949)	(37,613)
Other operating income		—	—	4,036
Gain from sale of subsidiaries and joint ventures, net	5	—	—	8,099
Operating profit	9, 10	867,283	671,703	447,958
Interest expense		(149,111)	(190,410)	(120,510)
Interest and other financial income		32,922	56,378	36,383
Other non operating (expenses) income, net	12	(55,593)	10,213	(1,145)
Profit from associates	17	8,706	4,400	1,483
Profit before tax from continuing operations		704,207	552,284	364,169
Charge for taxes	13	(277,369)	(87,198)	(117,587)
Profit for the year from continuing operations		426,838	465,086	246,582
(Loss)/profit for the year from discontinued operations, net of tax	6	(22,397)	245,898	(86,599)
Net profit for the year		404,441	710,984	159,983
Attributable to:
Equity holders of the company		517,516	697,142	168,947
Minority interest		(113,075)	13,842	(8,964)
		404,441	710,984	159,983
Earnings per share for the year	14
(expressed in US$ per common share)
Basic
—profit from continuing operations attributable to equity holders		5.01	4.46	2.55
—(loss) profit from discontinued operations attributable to equity holders		(0.21)	2.44	(0.87)
—profit for the year attributable to equity holders		4.80	6.90	1.68
Diluted
—profit from continuing operations attributable to equity holders		4.98	4.33	2.52
—(loss) profit from discontinued operations attributable to equity holders		(0.21)	2.28	(0.85)
—profit for the year attributable to equity holders		4.77	6.61	1.67

(i)
Comparative information reclassified as a result of the classification of Millicom's operation in Sierra Leone as discontinued operation (see note 6)

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated balance sheets
as of December 31, 2008 and 2007

	Notes	2008	2007
		US$ '000	US$ '000
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	15	990,350	467,502
Property, plant and equipment, net	16	2,787,224	2,066,122
Investments in associates	17	21,087	11,234
Deferred taxation	13	14,221	97,544
Other non-current assets		23,195	19,855
TOTAL NON-CURRENT ASSETS		3,836,077	2,662,257
CURRENT ASSETS
Inventories		58,162	82,893
Trade receivables, net	18	257,455	223,579
Amounts due from joint venture partners		40,228	65,348
Prepayments and accrued income		82,303	71,175
Current tax assets		21,597	8,982
Supplier advances for capital expenditure		142,369	76,514
Other current assets	19	87,859	48,481
Cash and cash equivalents	20	674,195	1,174,597
TOTAL CURRENT ASSETS		1,364,168	1,751,569
Assets held for sale	6	20,563	—
TOTAL ASSETS		5,220,808	4,413,826

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated balance sheets
as of December 31, 2008 and 2007 (Continued)

	Notes	2008	2007
		US$ '000	US$ '000
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	21	642,544	417,352
Other reserves	23	(47,174)	45,557
Retained profits		565,032	127,856
Profit for the year attributable to equity holders		517,516	697,142
		1,677,918	1,287,907
Minority interest		(25,841)	80,429
TOTAL EQUITY		1,652,077	1,368,336
LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	24	453,471	—
Other debt and financing	24	1,208,012	945,206
Provisions and other non-current liabilities	25	70,008	55,601
Deferred taxation	13	81,063	42,414
Total non-current liabilities		1,812,554	1,043,221
Current Liabilities
Debt and other financing
10% Senior Notes	24	—	479,826
4% Convertible Notes—Debt component	24	—	178,940
Other debt and financing	24	496,543	230,319
Payables and accruals for the purchase of property, plant and equipment		501,978	460,533
Other trade payables(i)		240,576	226,292
Amounts due to joint venture partners		49,921	60,914
Accrued interest and other expenses		159,539	128,426
Current tax liabilities		93,416	82,028
Provisions and other current liabilities(i)	25	207,106	154,991
Total current liabilities		1,749,079	2,002,269
Liabilities directly associated with assets held for sale	6	7,098	—
TOTAL LIABILITIES		3,568,731	3,045,490
TOTAL EQUITY AND LIABILITIES		5,220,808	4,413,826

(i)
Revenue sharing payable in Cambodia as at December 31, 2007 has been reclassified from "Other trade payable" to "Provision and other current liabilities" to improve the presentation of the consolidated balance sheet (see note 25)

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of cash flows
for the years ended December 31, 2008, 2007 and 2006

	Notes	2008	2007(i)	2006(i)
		US$ '000	US$ '000	US$ '000
Cash flows from operating activities
Profit before taxes from continuing operations		704,207	552,284	364,169
Adjustments
Interest expense		149,111	190,410	120,510
Interest and other financial income		(32,922)	(56,378)	(36,383)
Other non operating expenses (income), net	12	55,593	(10,213)	1,145
Profit from associates	17	(8,706)	(4,400)	(1,483)
Operating profit		867,283	671,703	447,958
Adjustments for non-cash items:
Depreciation and amortization	9,10,15,16	515,908	351,500	227,236
Loss on disposal and impairment of property, plant and equipment	10	9,384	3,737	1,861
Reduction of goodwill	10, 15	—	23,358	—
Gain from sale of subsidiaries and joint ventures, net	5, 10	—	—	(8,099)
Share-based compensation	22	13,619	19,228	12,850
Other non cash items		—	1,000	—
		1,406,194	1,070,526	681,806
Increase in trade receivables, prepayments and other current assets		(10,935)	(24,046)	(34,887)
Decrease (increase) in inventories		24,648	(25,126)	(22,284)
Increase in trade and other payables		47,905	94,003	73,019
Changes to working capital		61,618	44,831	15,848
Interest expense paid		(150,523)	(156,628)	(112,527)
Interest received		33,852	55,830	29,075
Taxes paid		(204,605)	(164,881)	(99,601)
Net cash provided by operating activities		1,146,536	849,678	514,601
Cash flows from investing activities
Acquisition of subsidiaries and JV, net of cash acquired	4	(532,181)	—	(34,768)
Proceeds from disposal of subsidiaries and JV, net of cash disposed	5	—	—	(958)
Purchase of intangible assets and license renewals	15	(114,216)	(25,816)	(40,469)
Purchase of property, plant and equipment	16	(1,292,486)	(850,600)	(439,462)
Proceeds from sale of property, plant and equipment		19,842	3,853	—
Cash provided by other investing activities		19,694	36,777	12,327
Net cash used by investing activities		(1,899,347)	(835,786)	(503,330)
Cash flows from financing activities:
Proceeds from issuance of shares		3,179	33,626	14,227
Proceeds from issuance of debt and other financing		1,206,607	545,351	308,785
Repayment of debt and financing		(664,294)	(315,955)	(191,430)
Payment of dividends		(259,704)	(18,286)	(4,873)
Net cash provided by financing activities		285,788	244,736	126,709
Transfer of cash to assets held for sale		(521)	—	(7,135)
Cash (used) provided by discontinued operations	6	(23,776)	251,209	(73,289)
Exchange (losses) gains on cash and cash equivalents		(9,082)	8,068	2,569
Net (decrease) increase in cash and cash equivalents		(500,402)	517,905	60,125
Cash and cash equivalents at the beginning of the year		1,174,597	656,692	596,567
Cash and cash equivalents at the end of the year		674,195	1,174,597	656,692

(i)
Comparative information reclassified as a result of the classification of Millicom's operation in Sierra Leone as discontinued operation (see note 6) and to improve the presentation of the consolidated cash flow statements

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in equity
for the years ended December 31, 2008, 2007 and 2006

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital(i)	Share Premium(i)	Treasury shares	Retained profits/ (accumulated losses)(ii)	Other reserves(iii)	Total	Minority interest	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2006	99,704	(655)	149,555	315,602	(8,833)	(141,502)	(15,217)	299,605	34,179	333,784
Profit for the year	—	—	—	—	—	168,947	—	168,947	(8,964)	159,983
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(4,873)	(4,873)
Shares issued via the exercise of share options	913	655	1,369	5,574	8,833	—	(1,549)	14,227	—	14,227
Minority interest following acquisition of subsidiaries	—	—	—	—	—	—	—	—	52,500	52,500
Share based compensation(iv)	67	—	101	2,262	—	—	10,487	12,850	—	12,850
Transfer to accumulated losses	—	—	—	(101,937)	—	101,937	—	—	—	—
Fair value adjustment on financial assets	—	—	—	—	—	—	(3,308)	(3,308)	—	(3,308)
Currency translation differences	—	—	—	—	—	—	12,553	12,553	4,672	17,225
Balance as of December 31, 2006	100,684	—	151,025	221,501	—	129,382	2,966	504,874	77,514	582,388
Profit for the year	—	—	—	—	—	697,142	—	697,142	13,842	710,984
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(18,286)	(18,286)
Shares issued via the exercise of share options	1,626	—	2,440	34,186	—	—	(3,838)	32,788	—	32,788
Shares issued as payment of bonuses(vi)	13	—	20	980	—	—	—	1,000	—	1,000
Share based compensation(iv)	9	—	14	741	—	—	18,473	19,228	—	19,228
Issuance of shares—2006 LTIP(iii)	58	—	87	4,436	—	—	(4,523)	—	—	—
Issuance of shares(vii)	9	—	14	824	—	—	—	838	—	838
Conversion of part of the 4% Convertible Notes(v)	29	—	43	1,041	—	—	(196)	888	—	888
Transfer to legal reserve	—	—	—	—	—	(1,526)	1,526	—	—	—
Currency translation differences	—	—	—	—	—	—	31,149	31,149	7,359	38,508
Balance as of December 31, 2007	102,428	—	153,643	263,709	—	824,998	45,557	1,287,907	80,429	1,368,336

Millicom International Cellular S.A.

Consolidated statements of changes in equity
for the years ended December 31, 2008, 2007 and 2006 (Continued)

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital(i)	Share Premium(i)	Treasury shares	Retained Profits(ii)	Other reserves(iii)	Total	Minority interest(viii)	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of December 31, 2007	102,428	—	153,643	263,709	—	824,998	45,557	1,287,907	80,429	1,368,336
Profit for the year	—	—	—	—	—	517,516	—	517,516	(113,075)	404,441
Dividends paid to shareholders	—	—	—	—	—	(259,704)	—	(259,704)	—	(259,704)
Shares issued via the exercise of share options	169	—	252	3,894	—	—	(937)	3,209	—	3,209
Shares issued as payment of bonuses(vi)	11	—	17	1,208	—	—	—	1,225	—	1,225
Share based compensation(iv)	—	—	—	—	—	—	11,666	11,666	—	11,666
Issuance of shares(vii)	9	—	14	1,025	—	—	—	1,039	—	1,039
Issuance of shares—2006 LTIP(iii)	52		76	3,887	—	—	(3,963)	—	—	—
Directors shares(iv)	6		10	717	—	—	—	727	—	727
Conversion of the 4% Convertible Notes(v)	5,622	—	8,434	205,658	—	—	(38,913)	175,179	—	175,179
Transfer to legal reserve	—	—	—	—	—	(262)	262	—	—	—
Currency translation differences	—	—	—	—	—	—	(60,846)	(60,846)	6,805	(54,041)
Balance as of December 31, 2008	108,297	—	162,446	480,098	—	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077

(i)
See note 21.

(ii)
Includes profit for the year attributable to equity holders, of which $24 million (2007: $12 million; 2006: $6 million) are undistributable to equity holders.

(iii)
See note 23.

(iv)
See note 22.

(v)
See note 23 and 24.

(vi)
See note 26.

(vii)
Employees purchase of shares under the Matching share award Plans (see note 22).

(viii)
As at December 31, 2008, minority interest was negative as the minority shareholders of Colombia Movil S.A. ESP have a binding obligation to cover their share of the losses of this entity.

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006

1. CORPORATE INFORMATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "Millicom") is a global telecommunications group with mobile telephony operations in the world's emerging markets. It also operates cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom Inc."), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

        As of December 31, 2008, Millicom had 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

        In 2008, Millicom acquired 100% interest in Amnet Telecommunications Holding Limited (see note 4), provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda.

        The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

        The Board of Directors approved these consolidated financial statements on March 24, 2009. The consolidated financial statements will be ratified by the Annual General Meeting.

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

        In accordance with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards, the consolidated financial statements for the year ended December 31, 2008 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        As of December 31, 2008, International Financial Reporting Standards as adopted by the European Union are similar to those published by the International Accounting Standards Board ("IASB"), except for IAS 39—Financial Instruments that has been partially adopted by the European Union, for IFRIC 12—Service Concession Arragements that has not been endorsed by the European Union and for new standards and interpretations that will be effective in future periods. Since the provisions that have not been adopted by the European Union are not applicable to the Group, the consolidated financial statements comply with both International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

        The following is a table of the principal currency translation rates to the U.S. dollar as of December 31, 2008 and 2007 and the average rates for the year ended December 31, 2008.

Country	Currency	2008 Average rate	2008 Year-end rate	2007 Year-end rate
Bolivia	Boliviano	7.25	7.03	7.64
Chad	CFA Franc	448.70	471.84	448.66
Colombia	Peso	1,994.75	2,249.50	2,017.23
Costa Rica	Colon Costa Rica	528.26	555.47	—
Ghana	Cedi	1.09	1.27	0.97
Guatemala	Quetzal	7.59	7.78	7.66
Honduras	Lempira	18.90	18.90	18.90
Laos	Kip	8,871.62	8,600.00	9,459.00
Luxembourg	Euro	0.68	0.72	0.69
Mauritius	Rupee	28.41	31.62	28.48
Nicaragua	Gold Cordoba	19.41	19.85	—
Paraguay	Guarani	4,373.46	4,885.00	4,750.01
Senegal	CFA Franc	448.70	471.84	448.66
Sierra Leone	Leone	2,983.24	3,042.23	2,977.59
Sri Lanka	Rupee	108.65	113.00	108.65
Sweden	Krona	6.63	7.86	6.47
Tanzania	Shilling	1,203.62	1,317.50	1,153.99

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

        Estimated useful lives are:

Buildings	40 years or life of lease if lower
Networks (including civil works)	5 to 15 years
Other	2 to 7 years

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.6    Intangible assets

        Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged to the income statement in the year in which expenditure is incurred. Intangible assets are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statements of profit and loss in the expense category consistent with the function of the intangible assets.

Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net". Goodwill on acquisition of associates is included in "investments in associates". Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.7    Impairment of non-financial assets

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The Group determines the recoverable amount based on the higher of its fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions of the time value of money and the risk specific to the asset. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognised in the consolidated statements of profit and loss in those expense categories consistent with the function of the impaired asset.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

Financial assets at fair value through profit or loss

        A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated as such by management. Derivatives are also included in this category unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

2.10    Inventories

        Inventories (which mainly consist of mobile telephone handsets and related accessories) are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

        Where any Group company purchases the Company's equity share capital, the consideration paid including any directly attributable incremental costs is shown under the caption "Treasury shares" and deducted from equity attributable to the Company's equity holder until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Prepayments

        Prepayments allow the forward purchase of a specified amount of airtime by customers. Revenues are recognised as credit is used. Unutilised airtime is carried in the balance sheet and is included under deferred revenue within "other current liabilities".

Value added services

        Revenues from value added services such as text messaging, video messaging, ringtones, games etc., are recognised net of payments to the providers of these services when the providers are responsible for the contents and for determining the price paid by the subscriber and as such the Group is considered to be acting in substance as an agent only. Where the Group is responsible for the content and determines the price paid by the subscriber then the revenue is recognised gross.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.27    Changes in accounting policies

        The consolidated financial statements as of December 31, 2008 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

        The following new and amended IFRIC interpretations were effective during the year. They did not have any effect on the financial performance or position of the Group.

  •
  IFRIC 11, 'IFRS 2—Group and treasury share transactions'.

  •
  IFRIC 12 Service Concession Arrangements.

  •
  IFRIC 14, 'IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction'.

        The following IFRS and IFRIC interpretations were issued with an effective date for annual periods beginning on or after July 1, 2008. The Group has chosen not to early adopt these standards and interpretations.

  •
  IFRS 8 Operating Segments—This standard is to be applied for annual periods beginning on or after 1 January 2009. This standard requires disclosure of information about the Group's operating segments and replaced the requirement to determine primary and secondary reporting segments of the Group. The Group is evaluating the impact on its segmental reporting as the result of the adoption of IFRS 8.

  •
  IAS 1R Presentation of Financial Statements—The revised IAS 1 Presentation of Financial Statements was issued in September 2007 and becomes effective for financial years beginning on or after January 1, 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owners changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expense recognized in profit or loss, together with all other items of recognized income and expense, either in one single line statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

  •
  IFRS 3R Business combination and IAS 27R—Consolidated and Separate Financial Statements—The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009. IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and the future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority interests.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

  •
  IFRS 2 Share-based payments—vesting conditions and cancellations—This amendments to IFRS 2 Share-based payments was published in January 2008 and becomes effective for financial years beginning on or after 1 January 2009. The standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group does not expect significant implications on its accounting for share-based payments as a result of these amendments.

  •
  IAS 32 (Amendment), 'Financial instruments: Presentation', and IAS 1 (Amendment), 'Presentation of financial statements'—'Puttable financial instruments and obligations arising on liquidation' (effective from 1 January 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The Group does not expected the amendment to have any impact on its financial statements.

  •
  IFRS 1 (Amendment) 'First time adoption of IFRS' and IAS 27 'Consolidated and separate financial statements'(effective from 1 January 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The amendment will not have any impact on the Group's financial statements.

  •
  IFRIC 16, 'Hedges of a net investment in a foreign operation'. IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group. The requirements of IAS 21, 'The effects of changes in foreign exchange rates', do apply to the hedged item. The Group will apply IFRIC 16 from 1 January 2009; it is not expected to have an impact on the Group's financial statements.

  •
  IFRIC 13 Customer Loyalty Programmes—The interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognised. This interpretation will not have a material impact on Millicom financial position or results.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

  •
  IFRIC 15, 'Agreements for construction of real estates' (effective from January 1, 2009). The interpretation clarifies whether IAS 18, 'Revenue', or IAS 11,'Construction contracts' should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. IFRIC 15 is not relevant to the Group's operations as all revenue transactions are accounted for under IAS 18 and not IAS 11.

  •
  IFRIC 17, 'Distribution of non-cash assets to owners' (effective from July 1, 2009). The interpretation clarifies that a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity, that an entity should measure the dividend payable at the fair value of the net assets to be distributed and that an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. This interpretation will not have a material impact on Millicom financial position or results.

  •
  IFRIC 18, 'Transfers of assets from customers'. IFRIC 18 clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is particularly relevant to the utility sector with the provision of the service being that of, for example, gas or electricity. The interpretation applies prospectively to transfers of assets from customers received on or after 1 July 2009, although some limited retrospective application is permitted. This interpretation will not have any impact on Millicom financial position or results.

  •
  As part of its annual improvement project published in May 2008, the IASB slightly amended various standards. The improvements focused on areas of inconsistencies in IFRSs or where clarification of wording was required. The effective dates of these amendments vary depending on the standard concerned but are generally January 1, 2009. The Group does not expect any significant impact of these amendments on its consolidated financial statements.

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

10% Senior Notes

        In October 2007, Millicom decided that it would redeem the balance of the 10% Senior Notes in December 2008, and pay the contractual redemption premium of 5% (see note 24). Millicom reviewed its estimates of future cash flows and, as a result, an additional interest expense of $31 million was recorded for the year ended December 31, 2007. The 10% Senior Notes was also reclassified from non-current to current.

        Millicom reviewed its position to early repay the Notes in September 2008 and the Board of Directors decided not to early redeem the Notes but to keep them until the contractual maturity date (December 1, 2013). This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

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

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

Year ended December 31, 2008

        In 2008, Millicom acquired 100% interest in Amnet Telecommunications Holding Limited.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS (Continued)

Amnet Telecommunications Holding Limited

        On October 1, 2008, the Group acquired 100% interest in Amnet Telecommunications Holding Limited (together with its subsidiaries "Amnet" or "Amnet Group"). Amnet is a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. Acquisition cost amounted to $546 million and net cash acquired to $14 million; net cash used for the acquisition of Amnet therefore amounted to $532 million.

        Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2008. The final determined fair value of the identifiable assets and liabilities acquired were as follows:

	Recognised on acquisition	Carrying value
	US$ '000	US$ '000
Intangible assets, net(i)	162,383	26,631
Property, plant and equipment, net	71,197	67,911
Other non-current assets	3,093	3,093
Financial assets	7,502	7,502
Inventories	1,454	1,454
Trade receivables	8,052	8,052
Prepayments and accrued income	2,960	2,960
Current tax assets	3,728	3,728
Other current assets(ii)	27,899	3,989
Cash and cash equivalents	13,497	13,497
	301,765	138,817
Non-current debt and other financing	116	116
Other non-current liabilities(iii)	43,337	1,810
Current debt and other financing	3,271	3,271
Trade payables	9,992	9,992
Accrued interest and other expenses	5,950	5,950
Current tax liabilities	7,057	7,057
Other current liabilities(ii)	26,294	2,384
	96,017	30,580
Fair value of net assets acquired and contingent liabilities (100%)	205,748
Goodwill arising on acquisition	339,982
Acquisition cost	545,730

    (i)
    Intangible assets identified are trademarks for an amount of $5 million, with estimated useful life of 15 months; subscriber bases for an amount of $123 million, with estimated useful life of 4 to 9 years; and non-compete agreements for $19 million, with estimated useful lives of 4 years.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS (Continued)

    (ii)
    Contingent liabilities relate to existing tax and other contingencies at the time of the acquisition amounting to $24 million were booked within "Other current liabilities". The former shareholders of Amnet placed in escrow $35 million to cover these contingencies. Therefore a corresponding financial asset of $24 million has been recorded within "Other current assets".

    (iii)
    Deferred tax liabilities, related to the differences between the tax base and the fair values of the identifiable assets acquired at the time of acquisition amounted to $42 million.

        The goodwill is attributable to the profitability potential of the acquired business and the synergies expected to arise from the Group's acquisition of Amnet. The fair value of the subscriber bases was ascertained using the discounted excess earnings method and the fair value of the trademark was ascertained using the relief from royalty approach. The fair value of the non-compete agreements was ascertained using the incremental cash flow approach. Acquisition cost of Amnet was $546 million, including acquisition costs of $4 million and was funded through a one-year bridge loan facility with two commercial banks and cash (see note 24).

        The acquired business contributed revenues of $43 million and net profit of $4 million for the period from acquisition to December 31, 2008. If the acquisition had occurred on January 1, 2008, unaudited pro forma Group revenue from continuing operations would have been $3,534 million, and the unaudited pro forma profit for the year from continuing operations would have been $437 million. These amounts have been calculated using the Group accounting policies.

Year ended December 31, 2007

        Millicom did not acquire any subsidiaries, joint ventures or minority interests during the year ended December 31, 2007.

Year ended December 31, 2006

        Millicom acquired the following subsidiaries, joint ventures and minority interests during the year ended December 31, 2006:

	Net acquisition cost	Net cash acquired	Net cash used for acquisitions
	US$ '000	US$ '000	US$ '000
Colombia Móvil S.A.	(124,148)	151,080	26,932
Telefonica Celular del Paraguay S.A.	(5,000)	—	(5,000)
Sentel GSM	(35,200)	—	(35,200)
Millicom Sierra Leone Limited	(1,500)	—	(1,500)
Millicom Tanzania Limited	(20,000)	—	(20,000)
Total	(185,848)	151,080	(34,768)

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS (Continued)

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

    (i)
    Intangible assets identified are trademarks for an amount of $5 million which were fully written off in the fourth quarter of 2006 as the operation was rebranded; subscriber bases for an amount of $100 million which have useful lives of 6 to 7 years; and licenses for $71 million which have useful lives of 7 years.

    (ii)
    Network equipment fair value at the date of acquisition is $30 million lower than its carrying value mainly due to falling network equipment prices which have resulted in a lower replacement cost than book value.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS (Continued)

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

        The goodwill is attributable to the profitability potential of the acquired business and the synergies expected to arise from the Group's acquisition of Colombia Movil S.A. The fair value of the subscriber bases was ascertained using the discounted excess earnings method and the fair value of the trademark was ascertained using the relief from royalty approach. The acquisition cost of Colombia Movil S.A. was $124 million, including acquisition costs of $2 million and was financed through borrowings.

        The acquired business contributed revenues of $90 million and net losses of $14 million for the period from acquisition to December 31, 2006. If the acquisition had occurred on January 1, 2006, unaudited pro forma Group revenue from continuing operations would have been $1,823 million, and the unaudited pro forma profit for the year from continuing operations would have been $176 million. These amounts have been calculated using the Group accounting policies.

        In 2007, the Group reversed $23 million of goodwill as a result of the recognition of deferred tax assets in respect of tax losses carried forward (see note 13).

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

Sentel GSM

        On March 14, 2006, Millicom purchased for a total consideration of $35 million the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership. Millicom recognised goodwill of $32 million as a result of the acquisition of the minority interest, recorded under the caption "Intangible assets, net".

Millicom Sierra Leone Limited

        On February 1, 2006, Millicom paid $2 million as the second instalment in respect of the acquisition on December 16, 2005 of 30% of the shares in Millicom Sierra Leone Limited.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS (Continued)

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

5. DISPOSALS OF SUBSIDIARIES AND JOINT VENTURES

        The gains from sales of subsidiaries and joint ventures during the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	US$ '000	US$ '000	US$ '000
From continuing operations	—	—	8,099
From discontinued operations	—	258,346	738
Total	—	258,346	8,837

Year ended December 31, 2008

        In 2008, Millicom did not dispose of any subsidiary or joint venture.

Year ended December 31, 2007

        In 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $285 million realising a net gain of $258 million. Millicom incurred costs of $14 million on the transaction and of the net proceeds of $271 million, Millicom received $263 million in 2007 and the remaining $8 million in January 2008 (see note 6).

Year ended December 31, 2006

        As part of the sale of Pakcom Limited (see note 6), Millicom transferred in 2006 for $1 of consideration 10% of its ownership in Paktel Limited to the Arfeen Group, reducing Millicom's ownership in Paktel Limited to 88.9%. No gain or loss was recorded on the disposal.

        In May 2006, Millicom disposed of its wholly-owned subsidiary MIC-USA Inc. for $1. A net gain of $6 million was recognised from the sale and MIC-USA Inc. ceased to be consolidated from the date of sale. As part of the disposal of MIC-USA Inc., Millicom disposed of Great Universal Inc. and Modern Holdings Inc. Although Great Universal Inc. and Modern Holdings Inc. were wholly-owned by Millicom, they were not consolidated because of the existence of outstanding warrants that enabled the warrant holder to control Great Universal Inc. and Modern Holdings Inc. These entities were accounted for as financial assets available for sale. Upon disposal, the revaluation reserve was reversed and no gain or loss was recorded on their disposal in 2006.

        Millicom sold other minor subsidiaries and other joint-ventures, including its operation in Peru which has been treated as a discontinued operation, for $6 million net proceeds resulting in a gain of $3 million. Cash disposed in the sale of those companies amounted to $2 million.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

        The results of discontinued operations for the years ended December 31, 2008, 2007 and 2006 are presented below:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Revenues	8,917	12,890	75,139
Operating expenses(ii)(iii)(iv)	(30,585)	(20,715)	(119,477)
Gain from disposal	—	258,346	738
Operating profit (loss)	(21,668)	250,521	(43,600)
Non-operating expenses, net	(729)	(4,744)	(42,481)
Profit (loss) before tax	(22,397)	245,777	(86,081)
Tax benefit (charge)	—	121	(518)
Profit (loss) for the year attributable to equity holders	(22,397)	245,898	(86,599)

    (i)
    Figures for 2007 and 2006 have been adjusted to include Millicom operation in Sierra Leone.

    (ii)
    In 2008, an impairment of $11 million was booked to align the carrying value of Millicom operation in Sierra Leone to its estimated fair value less cost to sell.

    (iii)
    In 2006, following the sale of Pakcom (see note 5), Millicom reversed an impairment on network equipment for an amount of $6 million.

    (iv)
    In 2006, following the sale of Millicom Peru S.A. (see note 5), Millicom reversed an impairment on a license for an amount of $2 million.

        The cash (used) provided by discontinued operations for the years ended December 31, 2008, 2007 and 2006 is presented below:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Net cash used by operating activities	(5,141)	(7,061)	(34,506)
Net cash (used) provided by investing activities	(8,614)	258,093	(59,612)
Net cash (used) provided by financing activities	(10,021)	177	20,829
Cash (used) provided by discontinued operations	(23,776)	251,209	(73,289)

    (i)
    Figures for 2007 and 2006 have been adjusted to include Millicom operation in Sierra Leone.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

        The following table gives details of non cash investing and financing activities of discontinued operations for the years ended December 31, 2008, 2007 and 2006:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Investing activities
Acquisition of property, plant and equipment	—	—	(62,177)
Acquisition of licenses	—	—	—
Financing activities
Vendor financing	—	—	62,177
License payable	—	—	—

    (i)
    Figures for 2007 and 2006 have been adjusted to include Millicom operation in Sierra Leone.

Millicom Sierra Leone Limited

        In December 2008, Millicom decided to dispose of its business in Sierra Leone, Millicom Sierra Leone Limited, and, as a result, this operation has been classified as a discontinued operation. In addition as at December 31, 2008 the assets and liabilities of Millicom Sierra Leone Limited are disclosed under the captions "Assets held for sale" and "Liabilities directly associated with assets held for sale". Millicom operation in Sierra Leone was previously disclosed under the segment "Africa".

Pakcom Limited and Paktel Limited

        In November 2006, Millicom decided to exit from its remaining business in Pakistan, Paktel Limited, and, as a result Paktel Limited and Pakcom Limited, which was sold in June 2006, have been classified as discontinued operations. In addition, as at December 31, 2006, the assets and liabilities of Paktel Limited were disclosed under the captions "Assets held for sale" and "Liabilities directly associated with assets held for sale". The sale of Paktel Limited was completed in February 2007. Pakcom Limited and Paktel Limited were both previously disclosed under the segment "Asia".

Comvik International (Vietnam) A.B.

        Millicom has an 80% equity interest in Comvik International (Vietnam) AB ("Comvik") which had entered into a Business Cooperation Contract ("BCC") with a government-owned company to operate a nationwide cellular GSM network in Vietnam (Mobifone). The BCC expired in May 2005 and Millicom has been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest since before the expiry of the BCC. During the third quarter of 2006, Millicom concluded that it was unlikely that an acceptable agreement would be reached in the near future and therefore classified Comvik as a discontinued operation from that date. Millicom has no other continuing operation in Vietnam. As of December 31, 2006, Comvik was presented as an abandoned operation. As such its assets and liabilities were included under the relevant individual balance sheet captions. All the remaining assets and liabilities were realised and settled in 2007. Comvik International (Vietnam) A.B. was previously disclosed under the segment "Asia".

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Other

        Other operations have been classified as discontinued operations in 2006, consisting mainly of Millicom Peru S.A. All these operations were divested in the second half of 2006 (see note 5).

Assets held for sale

        During the fourth quarter of 2008, Millicom began the marketing activities to sell its operation in Sierra Leone and therefore it was classified as a disposal group held for sale as of December 31, 2008. As of that date, Millicom measured all assets and liabilities of Millicom Sierra Leone at the estimated fair value less cost to sell, resulting in an impairment charge of $11 million, recorded in December 2008.

        The major classes of assets and liabilities classified as held for sale as at December 31, 2008 and 2007 are as follows:

	2008	2007
	US$ '000	US$ '000
Assets
Property, plant and equipment, net	17,977	—
Trade receivables, net	553	—
Inventories	357	—
Other current assets	1,155	—
Cash and cash equivalents	521	—
Assets held for sale	20,563	—
Liabilities
Other non-current liabilities	691	—
Trade payables	3,023	—
Other current liabilities	3,286	—
Current debt and other financing	57	—
Non-current debt and other financing	41	—
Liabilities directly associated with assets held for sale	7,098	—
Net assets directly associated with the disposal group	13,465	—

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

7. SUBSIDIARIES

        The Group has the following significant subsidiaries, which are consolidated:

Name of the company	Country	Holding December 31, 2008	Holding December 31, 2007
		% of ownership interest	% of ownership interest
Central America
Telemovil El Salvador S.A.	El Salvador	100.0	100.0
South America
Telefonica Celular de Bolivia S.A.	Bolivia	100.0	100.0
Telefonica Celular del Paraguay S.A.(i)	Paraguay	100.0	100.0
Colombia Movil S.A. E.S.P.(i)	Colombia	50.0 + 1 share	50.0 + 1 share
Africa
Millicom Ghana Company Limited	Ghana	100.0	100.0
Sentel GSM S.A.(i)	Senegal	100.0	100.0
Millicom (S.L.) Limited(ii)	Sierra Leone	100.0	100.0
MIC Tanzania Limited(i)	Tanzania	100.0	100.0
Oasis S.P.R.L.	Democratic Republic of Congo	100.0	100.0
Millicom Tchad S.A.	Chad	87.5	87.5
Millicom Rwanda Limited(iii)	Rwanda	87.5	—
Asia
Millicom Lao Co. Limited	Lao People's Democratic Republic	74.1	74.1
Tigo (Pvt) Limited	Sri Lanka	99.9	99.9
Amnet
Amnet Telecommunications Holding Limited(i)	Bermuda	100.0	—
Unallocated
Millicom International Operations S.A.	Luxembourg	100.0	100.0
Millicom International Operations B.V.	Netherlands	100.0	100.0
MIC Latin America B.V.	Netherlands	100.0	100.0
Millicom Africa B.V.	Netherlands	100.0	100.0
Millicom Holding B.V.	Netherlands	100.0	100.0
Millicom Ireland Limited	Ireland	100.0	—

(i)
See note 4.

(ii)
See notes 4 and 6.

(iii)
See note 15.

8. INTERESTS IN JOINT VENTURES

        The Group has the following significant joint venture companies, which are proportionally consolidated:

Name of the company	Country	Holding December 31, 2008	Holding December 31, 2007
		% of ownership interest	% of ownership interest
Central America
Comunicaciones Celulares S.A.	Guatemala	55.0	55.0
Telefonica Celular S.A.	Honduras	66.7	66.7
Africa
Emtel Limited	Mauritius	50.0	50.0
Asia
Cam GSM Company Limited	Cambodia	58.4	58.4

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

8. INTERESTS IN JOINT VENTURES (Continued)

        The share of assets and liabilities of the jointly controlled entities at December 31, 2008 and 2007, which are included in the consolidated financial statements, are as follows:

	2008	2007
	US$ '000	US$ '000
Current assets	194,994	184,202
Non-current assets	644,550	489,301
Total assets	839,544	673,503
Current liabilities	282,492	263,876
Non-current liabilities	112,116	96,207
Total liabilities	394,608	360,083

        The share of revenues and operating expenses of the jointly controlled entities for the years ended December 31, 2008, 2007 and 2006, which are included in the consolidated financial statements, are as follows:

	2008	2007	2006
	US$ '000	US$ '000	US$ '000
Revenues	1,130,702	901,564	625,544
Total operating expenses	(617,121)	(483,430)	(365,826)
Operating profit	513,581	418,134	259,718

9. SEGMENT INFORMATION

        The Group operates in the mobile telephony segment, apart from its Amnet business, which is cable, broadband and fixed telephony. The primary segment reporting format is therefore determined to be both geographic and by business. Group's risks and rates of return for its mobile operations are affected predominantly by the fact that it operates in different countries in different geographical areas. The mobile operating businesses are organised and managed according to the geographical areas, which represent the basis on which the information is presented to the Board of Directors and executive management to evaluate past performance and for making decisions about the future allocation of resources.

        For segmental information on investment in associates and profit from associates (see note 17).

Primary Reporting Format—Geographical and Business Segments

        The Group operates its mobile business in 16 countries within four regions: Central America, South America, Africa and Asia. It operates the Amnet business in Central America.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

9. SEGMENT INFORMATION (Continued)

        The following tables present revenues, operating profit/ (loss) and other segment information for the years ended December 31, 2008, 2007 and 2006:

December 31, 2008	Central America	South America	Africa	Asia	Amnet	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,376,848	1,019,332	711,364	261,821	43,015	—	3,412,380	8,917	—	3,421,297
Operating profit (loss)	642,851	149,848	95,935	49,061	6,537	(76,949)	867,283	(21,668)	—	845,615
Add back:
Depreciation and amortization	112,296	198,861	140,094	52,188	11,518	951	515,908	5,069	—	520,977
Loss (gain) of disposal and impairment	3,865	2,816	1,551	218	(7)	941	9,384	10,831	—	20,215
Share based compensation	—	—	—	—	—	13,619	13,619	—	—	13,619
Corporate costs	—	—	—	—	—	61,438	61,438	—	—	61,438
Adjusted operating profit (loss)(i)	759,012	351,525	237,580	101,467	18,048	—	1,467,632	(5,768)	—	1,461,864
Total Assets(ii)	1,242,421	1,260,230	1,484,841	388,551	738,554	389,669	5,504,266	20,563	(304,021)	5,220,808
Total Liabilities	556,799	1,071,739	1,396,189	294,837	174,959	927,215	4,421,738	74,953	(927,960)	3,568,731
Additions to:
Property, plant and equipment	283,255	351,134	510,836	152,863	11,164	1,298	1,310,550	10,766	—	1,321,316
Intangible assets	10,756	18,033	90,244	1,823	384	135	121,375	—	—	121,375
Capital expenditure	294,011	369,167	601,080	154,686	11,548	1,433	1,431,925	10,766	—	1,442,691

December 31, 2007	Central America	South America	Africa	Asia	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,149,368	809,881	469,833	194,772	—	2,623,854	12,890	—	2,636,744
Operating profit (loss)	526,369	106,591	66,716	41,041	(69,014)	671,703	250,521	—	922,224
Add back:
Depreciation and amortization	80,695	144,704	87,935	37,927	239	351,500	3,440	—	354,940
Loss (gain) of disposal and impairment	1,083	1,937	173	588	(44)	3,737	78	—	3,815
Reduction of goodwill	—	23,358	—	—	—	23,358	—	—	23,358
Share based compensation	—	—	—	—	19,228	19,228	—	—	19,228
Corporate costs	—	—	—	—	49,591	49,591	—	—	49,591
Gain on disposal of subsidiaries and joint ventures, net	—	—	—	—	—	—	(258,346)	—	(258,346)
Adjusted operating profit (loss)(i)	608,147	276,590	154,824	79,556	—	1,119,117	(4,307)	—	1,114,810
Total Assets	1,086,366	1,143,305	1,046,669	299,976	1,087,774	4,664,090	—	(250,264)	4,413,826
Total Liabilities	521,285	859,455	947,234	227,936	875,084	3,430,994	—	(385,504)	3,045,490
Additions to:
Property, plant and equipment	282,312	319,861	333,976	93,354	926	1,030,429	5,731	—	1,036,160
Intangible assets	9,366	5,216	3,323	594	943	19,442	—	—	19,442
Capital expenditure	291,678	325,077	337,299	93,948	1,869	1,049,871	5,731	—	1,055,602

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

9. SEGMENT INFORMATION (Continued)

December 31, 2006	Central America	South America	Africa	Asia	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	796,111	321,038	306,091	146,846	—	1,570,086	75,139	—	1,645,225
Operating profit (loss)	334,923	49,657	69,813	36,070	(42,505)	447,958	(43,600)	—	404,358
Add back:
Depreciation and amortization	79,242	68,335	54,758	24,701	200	227,236	30,521	—	257,757
Loss (gain) of disposal and impairment	1,265	26	72	357	141	1,861	(5,256)	—	(3,395)
Share based compensation	—	—	—	—	12,850	12,850	—	—	12,850
Corporate costs	—	—	—	—	37,413	37,413	—	—	37,413
Gain on disposal of subsidiaries and joint ventures, net	—	—	—	—	(8,099)	(8,099)	—	—	(8,099)
Other items	—	—	—	—	—	—	3,340	—	3,340
Adjusted operating profit (loss)(i)	415,430	118,018	124,643	61,128	—	719,219	(14,995)	—	704,224
Total Assets	771,553	941,133	699,532	209,022	468,000	3,089,240	428,663	(196,909)	3,320,994
Total Liabilities	363,829	641,522	585,753	153,585	887,255	2,631,944	540,968	(434,306)	2,738,606
Additions to:
Property, plant and equipment	176,769	71,495	244,515	104,596	68	597,443	126,965	—	724,408
Intangible assets	25,880	2,154	230	5,488	—	33,752	21	—	33,773
Capital expenditure	202,649	73,649	244,745	110,084	68	631,195	126,986	—	758,181

(i)
Adjusted operating profit is the measure used by the management to monitor the segmental performance (see note 30).

(ii)
Segment assets include goodwill and other intangibles and tangibles emerged from the acquisition of Amnet.

10. ANALYSIS OF OPERATING PROFIT

        The Group's operating income and expenses from continuing operations analysed by nature of expense is as follows:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Revenues	3,412,380	2,623,854	1,570,086
Cost of rendering telecommunication services	(831,925)	(686,260)	(431,211)
Depreciation and amortization (notes 9,15 and 16)	(515,908)	(351,500)	(227,236)
Dealer commissions	(303,435)	(214,202)	(119,875)
Employee related costs (note 11)	(206,455)	(167,762)	(95,944)
Phone subsidies	(143,881)	(112,700)	(56,695)
Advertising and promotion	(143,634)	(111,801)	(45,962)
Utilities	(74,157)	(44,647)	(24,410)
Operating lease expense (note 28)	(66,350)	(47,339)	(23,156)
Network maintenance	(58,814)	(46,794)	(24,347)
External services	(53,383)	(51,497)	(31,575)
Reduction of goodwill (notes 9 and 15)	—	(23,358)	—
Loss on disposal of assets (note 9)	(8,632)	(2,064)	(1,503)
Impairment of assets (notes 9 and 16)	(752)	(1,673)	(358)
Other operating income	—	—	4,036
Gain from sale of subsidiaries and joint ventures, net	—	—	8,099
Other expenses	(137,771)	(90,554)	(51,991)
Operating profit	867,283	671,703	447,958

(i)
Figures for 2007 and 2006 have been adjusted, excluding Millicom operation in Sierra Leone.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

11. EMPLOYEE RELATED COSTS

        Employee related costs are comprised of the following:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Wages and salaries	(152,538)	(117,394)	(64,608)
Social security	(18,352)	(13,533)	(6,453)
Share based compensation (see note 22)	(13,619)	(19,228)	(12,850)
Other employee related costs(ii)	(21,946)	(17,607)	(12,033)
Total	(206,455)	(167,762)	(95,944)

    (i)
    Figures for 2007 and 2006 have been adjusted, excluding Millicom operation in Sierra Leone.

    (ii)
    Includes pension costs, other benefits and training costs.

        The average number of permanent employees during the years ended December 31, 2008, 2007 and 2006 was as follows:

	2008	2007(i)	2006(i)
Continuing operations	6,509	4,692	3,192
Discontinued operations	98	76	501
Total average number of permanent employees	6,607	4,768	3,693

    (i)
    Figures for 2007 and 2006 have been adjusted, excluding Millicom operation in Sierra Leone.

12. OTHER NON-OPERATING INCOME (EXPENSES), NET

        The Group's other non-operating income (expenses), net is comprised of the following:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Valuation movement on financial assets:
Tele2 A.B.—"B" shares	—	—	(36,386)
Embedded derivative on the 5% Mandatory Exchangeable Notes	—	—	66,095
Other financial derivatives	—	—	(785)
Exchange gain/(loss) on the 5% Mandatory Exchangeable Notes	—	—	(35,616)
Loss on repurchase of the 10% Senior Notes (see note 24)	—	(4,961)	—
Other exchange gains/(losses)	(55,593)	15,174	5,547
Other non operating income (expenses), net	(55,593)	10,213	(1,145)

(i)
Figures for 2007 and 2006 have been adjusted, excluding Millicom operation in Sierra Leone.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

13. TAXES

        Group taxes are mainly comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2008, 2007 or 2006.

        The effective tax rate on continuing operations is approximately 39% (2007: 16%, 2006: 32%). Currently Millicom operations are in jurisdictions with income tax rates of 10% to 40% (2007 and 2006: 10% to 40%).

        The reconciliation between the weighted average statutory tax rate and the effective average tax rate is as follows:

	2008	2007(i)	2006(i)
	%	%	%
Weighted average statutory tax rate(ii)	22	23	24
Derecognition (recognition) of previously unrecorded tax losses	10	(11)	(1)
Unrecognised current year tax losses(iii)	10	10	10
Non taxable income and non deductible expenses, net	(1)	(2)	(2)
Taxes based on revenue	(8)	(10)	(5)
Income taxes at other than statutory tax rates	3	2	2
Withholding taxes on transfers between operating and non operating entities	3	4	4
Effective tax rate(iv)	39	16	32

(i)
Figures for 2007 and 2006 have been adjusted, excluding Millicom Operation in Sierra Leone.

(ii)
The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit or loss before tax, by the aggregate profit before tax.

(iii)
Unrecognised current year tax losses mainly consist of tax losses at the Company level and tax losses recorded in the Group's operations in the Democratic Republic of Congo and Colombia (2007: Democratic Republic of Congo; 2006: Colombia and the Democratic Republic of Congo).

(iv)
The variation in the effective tax rate is mainly due to the recognition of deferred tax assets for tax loss carry forwards in Colombia in 2007 and its impairment in 2008 (see below).

        In October 2006, the Group acquired Colombia Móvil (see note 4). At the time of acquisition, Colombia Móvil had tax loss carry forwards. When completing the purchase price allocation, Millicom assessed that it was not probable that these tax loss carry-forwards would be used. Thus no deferred tax asset was recognized on acquisition. Given the 2007 actual results of Colombia Móvil and its forecasted performance, Colombia Móvil was expected to be profitable in a foreseeable future. Accordingly, an amount of $86 million was recorded in deferred tax assets corresponding to $39 million related to tax losses after the acquisition and $47 million related to tax losses prior to the acquisition. Management estimated that these tax losses were to be used against future taxable profit. As part of these losses existed at the time of acquisition some of the goodwill recorded at acquisition was reversed resulting in an expense of $23 million in 2007 recorded under the caption "other operating expenses".

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

13. TAXES (Continued)

        As the business conditions have been negatively impacted by the change in the interconnect rates, Colombia performance deteriorated since the first recognition of deferred tax assets. Therefore, it was no longer considered probable that Millicom could utilize these fiscal loss carryforwards in the near future. Therefore the previously recognized deferred tax asset was impaired through the profit and loss statement.

        The charge for income taxes from continuing operations is shown in the following table and recognises that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Current income tax charge	(196,924)	(172,186)	(117,128)
Net deferred income tax charge benefit	(80,445)	84,988	(459)
Charge for taxes	(277,369)	(87,198)	(117,587)

    (i)
    Figures for 2007 and 2006 have been adjusted, excluding Millicom operation in Sierra Leone.

        The tax effects of significant items comprising the Group's net deferred income tax asset and liability as of December 31, 2008 and 2007 are as follows:

	Consolidated balance sheet		Consolidated income statement
	2008	2007	2008	2007(i)
	US$ '000	US$ '000	US$ '000	US$ '000
Deferred income tax assets:
Loss carryforwards	—	85,812	(85,812)	85,812
Temporary differences:
Provision for doubtful debtors	1,866	1,117	749	115
Temporary differences between book and tax basis of intangible assets and property, plant and equipment	9,187	3,621	5,566	2,659
Temporary differences between book and tax basis of other assets and liabilties	3,168	6,994	(3,826)	5,252
	14,221	97,544
Deferred income tax liabilities:
Deferred tax liabilities recognized as part of the acquisition of Amnet (see note 4)	(41,527)	—	—	—
Temporary differences between book and tax basis of fixed assets	(54,458)	(42,825)	(11,633)	(7,469)
Provision for doubtful debtors	1,536	1,008	528	(517)
Other temporary differences	13,386	(597)	13,983	(864)
	(81,063)	(42,414)
Deferred income tax (expense) benefit			(80,445)	84,988

(i)
Figures for 2007 have been adjusted, excluding Millicom operation in Sierra Leone.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

13. TAXES (Continued)

        Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        No deferred tax liability was recognised in respect of $2,022 million (2007:$1,095 million) of unremitted earnings of subsidiaries, joint ventures and associates, because the Group was in a position to control the timing of the reversal of the temporary difference and it was unlikely that such differences would reverse in a foreseeable future. Furthermore, it was not practicable to estimate the amount of unrecognized deferred tax liabilities in respect of these unremitted earnings.

        Unrecognised net operating losses and other tax loss carryforwards relating to continuing operations amounted to $610 million as at December 31, 2008 (2007: $120 million, 2006: $295 million) with expiry periods of between 1 and 6 years except for $256 million where the losses do not expire. In addition the Company has unrecognized net operating losses of $1,823 million (2007: $1,940 million) which do not expire.

14. EARNINGS PER SHARE

        Basic earnings per share amounts are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

        Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to equity holders of the Company (after deducting interest on the convertible notes if the conversion of these notes would be dilutive) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of dilutive potential shares.

        The following reflects the net profit and share data used in the basic and diluted earnings per share computations:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Basic
Net profit attributable to equity holders from continuing operations	539,913	451,244	255,546
Net (loss) profit attributable to equity holders from discontinued operations	(22,397)	245,898	(86,599)
Net profit attributable to equity holders used to determine the basic earnings per share	517,516	697,142	168,947
Diluted
Net profit attributable to equity holders from continuing operations	539,913	451,244	255,546
Interest expense on convertible debt (note 24)	760	16,640	—
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share	540,673	467,884	255,546
Net (loss) profit attributable to equity holders from discontinued operations	(22,397)	245,898	(86,599)
Net profit attributable to equity holders used to determine the diluted earnings per share	518,276	713,782	168,947

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

14. EARNINGS PER SHARE (Continued)

	2008	2007	2006
	'000	'000	'000
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	107,869	101,088	100,361
Effect of dilution:
Potential incremental shares as a result of share options	434	1,250	1,010
Assumed conversion of convertible debt(ii)	343	5,709	—
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	108,646	108,047	101,371

(i)
Figures for 2007 and 2006 have been adjusted, reclassifying Millicom operation in Sierra Leone.

(ii)
For the year ended December 31, 2006, the effect of the conversion of the 4% Convertible Notes has not been reported because to do so would have been anti-dilutive (see note 24).

        To calculate earnings per share amounts for the discontinued operations, the weighted average number of shares for both basic and diluted amounts is as per the table above.

15. INTANGIBLE ASSETS

        The movements in intangible assets in 2008 were as follows:

	Goodwill	Licences	Other	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	183,857	154,854	128,791	467,502
Change in the composition of the Group (note 4)(i)	339,982	252	162,131	502,365
Additions(iv)	—	107,377	13,998	121,375
Amortisation charge(ii)	—	(34,158)	(32,033)	(66,191)
Impairment(iii)	(2,892)	—	—	(2,892)
Other movements	—	5,011	(5,819)	(808)
Exchange rate movements	(13,652)	(9,658)	(7,691)	(31,001)
Closing balance, net	507,295	223,678	259,377	990,350
As at December 31, 2008
Cost or valuation	507,295	309,480	328,865	1,145,640
Accumulated amortisation	—	(85,802)	(69,488)	(155,290)
Net	507,295	223,678	259,377	990,350

(i)
The change in the composition of the Group corresponded to the acquisition of Amnet.

(ii)
The amortisation charge for licenses and other is recorded under the caption "General and administrative expenses".

(iii)
Millicom operation in Sierra Leone (see note 6).

(iv)
Acquisitions of Licence refer for $67 million to the license for the Millicom operation in Rwanda (see note 1).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

15. INTANGIBLE ASSETS (Continued)

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

        The following table provides details of cash used for additions to intangible assets:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Additions	121,375	19,442	33,773
Additions from Discontinued Operations	—	—	(21)
Subtotal	121,375	19,442	33,752
License installments	—	6,374	6,717
License acquisition costs, paid in shares in Millicom Rwanda Limited	(7,159)	—	—
Cash used from continuing operations for additions from intangible assets	114,216	25,816	40,469

(i)
Figures for 2007 and 2006 have been adjusted, excluding Millicom operation in Sierra Leone.

Impairment test of goodwill

        For the year ended December 31, 2008, management tested all goodwill for impairment. The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

15. INTANGIBLE ASSETS (Continued)

        The recoverable amount of a cash-generating unit is determined based on discounted cash flow calculation. The cash flow projections used (EBITDA margins, income tax, working capital, capital expenditure and license renewal cost) are extracted from financial budgets approved by the management covering a period of 3 years. The planning horizon reflects industry practice in the countries where the Group operates. Cash flows beyond this period are extrapolated using a perpetual growth rate of 1.5%. Apart from Millicom's operation in Sierra Leone (see note 6), no impairment losses were recorded on goodwill for the years ended December 31, 2008 and 2007.

        The allocation of goodwill to cash generating units, net of exchange rate movements, is shown below:

	2008	2007
	US$ '000	US$ '000
Millicom's operations in:
Amnet Group (see note 4)	339,982	—
Colombia(i)	44,595	49,731
El Salvador	42,053	42,053
Ghana	14,281	18,780
Senegal	36,541	38,430
Tanzania	14,219	16,233
Other	15,624	18,630
Total goodwill	507,295	183,857

    (i)
    An amount of $23 million of goodwill has been reversed in Colombia as a result of deferred tax assets recognised in 2007 on pre-acquisition tax loss carry forwards (see note 13).

        The recoverable amounts have been determined for the cash generating units based on the following discount rates for the years ended December 31, 2008 and 2007:

Discount rate after tax
	2008	2007
Central America, including Amnet for 2008	9.6% - 12.8%	11.9% - 13.1%
South America	10.2% - 16.5%	11.0% - 14.1%
Africa	10.7% - 15.4%	12.8% - 16.1%
Asia	15.5% - 16.1%	13.0% - 15.3%

        Any significant change in the assumptions used to compute the recoverable amounts could have an adverse impact on the value of the cash generating units.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

16. PROPERTY, PLANT AND EQUIPMENT

        The movements in 2008 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	1,557,003	51,979	381,984	75,156	2,066,122
Change in the composition of the Group (note 4)(iv)	55,040	2,751	8,167	5,239	71,197
Additions	52,071	1,536	1,204,621	63,088	1,321,316
Disposals	(25,486)	(646)	(1,153)	(1,190)	(28,475)
Impairments(ii)	(8,544)	—	—	—	(8,544)
Depreciation charge(iii)	(418,221)	(4,804)	—	(31,761)	(454,786)
Asset retirement obligations	12,505	—	—	—	12,505
Transfers	1,204,341	15,490	(1,235,501)	15,670	—
Transfer to assets held for sale	(14,747)	(132)	(636)	(2,462)	(17,977)
Exchange rate movements	(119,357)	(2,369)	(47,007)	(5,401)	(174,134)
Closing Balance	2,294,605	63,805	310,475	118,339	2,787,224
As at December 31, 2008
Cost or valuation	3,443,381	78,602	310,475	222,662	4,055,120
Accumulated depreciation	(1,148,776)	(14,797)	—	(104,323)	(1,267,896)
Net	2,294,605	63,805	310,475	118,339	2,787,224

        The movements in 2007 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	933,381	32,628	231,638	69,512	1,267,159
Additions	62,765	3,336	948,238	21,821	1,036,160
Disposals	(5,551)	(139)	—	(227)	(5,917)
Impairments(ii)	(1,722)	—	—	(29)	(1,751)
Depreciation charge(iii)	(286,497)	(1,385)	—	(18,053)	(305,935)
Asset retirement obligations	10,690	—	4,615	—	15,305
Other movements	(7,780)	—	—	—	(7,780)
Transfers	792,292	16,199	(808,491)	—	—
Exchange rate movements	59,425	1,340	5,984	2,132	68,881
Closing Balance	1,557,003	51,979	381,984	75,156	2,066,122
As at December 31, 2007
Cost or valuation	2,228,969	64,883	381,984	130,300	2,806,136
Accumulated depreciation	(671,966)	(12,904)	—	(55,144)	(740,014)
Net	1,557,003	51,979	381,984	75,156	2,066,122

(i)
The caption "Other" mainly includes office equipment and motor vehicles.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

16. PROPERTY, PLANT AND EQUIPMENT (Continued)

(ii)
For the year ended December 31, 2008, Millicom recorded an impairment charge of $9 million, mainly related to its operation in Sierra Leone (see note 6); for the year ended December 31, 2007, Millicom recorded an impairment charge of $2 million for network equipment, mainly related to its operation in Bolivia.

(iii)
The depreciation charge for network equipment is recorded under the caption "Cost of sales" and the depreciation charge for land and buildings and other is recorded under the caption "General and administrative expenses".

(iv)
The change in the composition of the Group corresponded to the acquisition of Amnet.

        The amount of borrowing costs capitalized for the year ended December 31, 2008 was $9 million (2007: $5 million).

        The following table provides details of cash used for the purchase of property, plant and equipment:

	2008	2007(i)	2006(i)
	US$ '000	US$ '000	US$ '000
Additions	1,321,316	1,036,160	724,408
Additions from discontinued Operations	(10,766)	(5,731)	(126,965)
Subtotal	1,310,550	1,030,429	597,443
Suppliers advances	71,609	19,561	40,171
Change in capex payable	(32,466)	(170,968)	(127,782)
Vendor financing (see note 27)	(48,632)	(23,041)	(65,870)
Capitalised interests	(8,575)	(5,381)	(4,500)
Cash used from continuing operations for purchase of property, plant and equipment	1,292,486	850,600	439,462

(i)
Figures for 2007 and 2006 have been adjusted, reclassifying Millicom operation in Sierra Leone

17. INVESTMENT IN ASSOCIATES

        As at December 31, 2008 and 2007 the principal associates are Navega.com S.A., which is unlisted, and Metrored S.A., which is a subsidiary of Navega.com S.A.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

17. INVESTMENT IN ASSOCIATES (Continued)

        Navega.com S.A. is 45% owned by Millicom's joint venture in Guatemala of which Millicom holds 55.0% (see note 8). Metrored S.A. is 51% owned by Navega.com S.A. and 49% owned by Millicom's joint venture in Honduras of which Millicom holds 66.7% (see note 8). The following table provides summarised financial information of the Group's investment in associates:

	2008	2007
	US$ '000	US$ '000
Opening balance(i)	11,234	6,838
Share of profit(i),(ii)	8,706	4,400
Acquisitions(iii)	1,153	—
Exchange rate movements	(6)	(4)
Closing balance(i)	21,087	11,234

    (i)
    All amounts relate to the Central America segment.

    (ii)
    Share of profit is after taxes and minority interest of associates.

    (iii)
    As part of the acquisition of Amnet (see note 4)

        The Group's share of revenues and net profits of its principal associate and its share of the assets and liabilities are as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit
		US$ '000	US$ '000	US$ '000	US$ '000
2008
Navega.com S.A and its subsidiaries	Guatemala	36,471	16,531	22,365	8,706
2007
Navega.com S.A and its subsidiaries	Guatemala	27,777	16,543	15,674	4,400

18. TRADE RECEIVABLES

	2008	2007
	US$ '000	US$ '000
Gross trade receivables	290,580	259,522
Less: provisions for impairment of receivables	(33,125)	(35,943)
Trade receivables, net	257,455	223,579

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

18. TRADE RECEIVABLES (Continued)

        The nominal value less impairment of trade receivables is assumed to approximate their fair values.

        As at December 31, 2008 and 2007, the ageing analysis of trade receivables is as follows:

		Past due but not impaired
					Total
	Neither past due nor impaired		30 - 90 days
		<30 days		>90 days	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
2008
Telecom operators	68,052	27,498	91,572	1,873	188,995
Own subscribers	28,155	9,286	2,789	—	40,230
Others	19,902	5,210	2,990	128	28,230
Total	116,109	41,994	97,351	2,001	257,455
2007
Telecom operators	72,249	27,735	21,069	47,726	168,779
Own subscribers	21,698	6,099	2,148	3,017	32,962
Others	16,277	3,045	1,952	564	21,838
Total	110,224	36,879	25,169	51,307	223,579

19. OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2008	2007
	US$ '000	US$ '000
VAT tax sales receivables	30,083	20,444
Pledged deposits	11,031	8,233
Receivables from the sale of Paktel(i)	—	7,593
Other(ii)	46,745	12,211
Total other current assets	87,859	48,481

    (i)
    The amount referred to the net receivable from the buyer of Paktel (see note 5).

    (ii)
    See note 25.

20. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2008	2007
	US$ '000	US$ '000
Cash and cash equivalents in U.S. dollars	439,515	1,050,919
Cash and cash equivalents in other currencies	234,680	123,678
Total cash and cash equivalents	674,195	1,174,597

        Our cash is diversified among leading international and domestic banks within the countries where we operate.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

21. SHARE CAPITAL

Share capital and share premium

        The authorised share capital of the Company totals 133,333,200 registered shares (2007: 133,333,200). As at December 31, 2008, the total subscribed and fully paid-in share capital and premium was $643 million (2007: $417 million) consisting of 108,297,507 (2007: 102,428,260) registered common shares at a par value of $1.50 (2007: $1.50) each.

        In 2008, the Company issued a total of 5,869,247 new shares (2007: 1,744,380 new shares), resulting from:

  •
  169,056 new shares (2007: 1,625,872 new shares) following the exercise of share options;

  •
  77,720 new restricted shares to employees and directors (2007: 89,822); and

  •
  5,622,471 new shares following the conversion of the 4% Convertible Notes (2007: 28,686).

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

        The following table summarizes information about share options outstanding at December 31, 2008. The market price of the Company's shares as at December 31, 2008 was $44.91 (2007: $117.94).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2008	Weighted average exercise price	Number exercisable at December 31, 2008
3.32 - 3.75	3.54	5,332	3.54	5,332
20.56	20.56	300,567	20.56	59,071
25.05 - 29.75	26.82	88,225	26.82	88,225
31.88 - 35.91	34.06	99,996	34.06	99,996
3.32 - 35.91	24.23	494,120	27.73	252,624

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

22. SHARE BASED COMPENSATION (Continued)

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2008	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	173,328	25.05 - 35.91	Exercisable immediately. Options have an indefinite life.
May 2005	35,000	20.56	Exercisable immediately. Options have a twenty year life.
December 2002, May 2003 and May 2004	20,225	3.32 - 25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	165,567	20.56	Exercisable over a five year period in equal installments. Options expire after six years from date of grant.
July 2005 and May 2006	100,000	20.56	Exercisable over a three-year period in equal installments from the start of the fourth year. Options expire after six years from date of grant.

        The following table summarizes the Company's share options as of December 31, 2008, 2007 and 2006, and changes during the years then ended:

	2008		2007		2006
	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options
Outstanding at beginning of year	22.60	708,003	21.04	2,380,305	15.96	3,812,387
Granted	—	—	—	—	20.56	50,000
Expired/forfeited(i)	19.02	(44,827)	20.83	(46,430)	28.53	85,539
Exercised	18.79	(169,056)	20.37	(1,625,872)	9.08	(1,567,621)
Outstanding at end of year	24.23	494,120	22.60	708,003	21.04	2,380,305
Exercisable at end of year	27.73	252,624	24.59	358,574	20.91	1,807,796

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

22. SHARE BASED COMPENSATION (Continued)

        The range of fair value of options granted determined using option pricing models was $6.30 to $8.31 for 2006. The significant inputs into the model were share price of $19.21 for 2006 at the grant date, exercise price as disclosed above, expected exercise date based on previous exercise behavior for employees and for directors between 1 and 20 years, option contractual term as previously disclosed, annual risk-free interest rate of 3.74% for 2006 and expected share price volatility of 46.5% for 2006 based on statistical analysis of daily share prices over the last 2 years amended for the change in the debt levels of the Company over the same period of time. No new options were granted in 2008 and 2007.

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

        For the year ended December 31, 2008 Millicom recorded a charge of $1 million (2007: $1 million; 2006: $3 million) related to share options.

Restricted share grants

        Starting on May 30, 2006, the grant of options was replaced by the grant of restricted shares whereby these shares cannot be sold or transferred for 12 months. Grants to directors and employees in 2008 were as follows:

	Number of shares	Share price at date of grant	2008 Expense
			(US$ '000)
Directors	6,373	114.07	727
Total	6,373		727

        Grants to directors and employees in 2007 were as follows:

	Number of shares	Share price at date of grant	2007 Expense
			(US$ '000)
Directors	5,034	85.86	432
Employee share grants relating to 2006	4,017	80.39	323
Total	9,051		755

        Compensation expense for the total number of shares awarded in 2008 to directors was measured on the grant dates, the date of the Annual General Meeting of Shareholders on May 27, 2008 and on May 29, 2007, using Millicom's closing share price as quoted on the NASDAQ National Market on that dates.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

22. SHARE BASED COMPENSATION (Continued)

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

        The shares awarded under the 2006 LTIP will vest at the end of a three year period, subject to specified market and performance conditions related to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The plan has been designed so that the shares normally vest at the end of the three-year performance period. However, for the performance period from 2006 through 2008 only, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there was an additional 32% of shares that vested, because performance targets relating to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were achieved.

        The total charge for the above plan was $23 million which was recorded over the service period.

        Long term incentive awards for 2008 ("2008 LTIP") and 2007 ("2007 LTIP") were approved by the Board on December 4 and on March 15, 2007. These plans consist of two elements: performance share plan and a matching share award plan.

        The shares awarded under the performance share plan will vest at the end of a three year period, subject to performance conditions related to Millicom's "earnings per share". The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of five similar mobile telephony companies during the three-year period of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

22. SHARE BASED COMPENSATION (Continued)

        As at December 31, 2008, the total charge for the above plans was estimated at $13 million for the 2008 LTIP and at $15 million for the 2007 LTIP, both to be recorded over the service periods.

        The number of share awards under the long term incentive plans is as follows:

	Matching share award plan 2008	Performance shares 2008	Matching share award plan 2007	Performance shares 2007	Performance shares 2006
Maximum share awards	168,396	223,829	187,470	253,489	446,600
Revision for expected forfeitures	(37,061)	(3,991)	(59,021)	(15,817)	(109,509)
Revision for expectations in respect of performance conditions	—	(195,850)	—	(142,588)	(25,520)
Shares issued	—	—	—	—	(108,760)
Share awards expected to vest	131,335	23,988	128,449	95,084	202,811

Bonus shares

        A charge of $1 million was recorded in 2008 (2007 and 2006: nil) as bonus shares.

Total share-based compensation expense

        Total share-based compensation for years ended December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	US$ '000	US$ '000	US$ '000
Share options	364	627	2,781
Restricted share grants	727	755	2,363
2006 LTIP	4,087	10,971	7,706
2007 LTIP	2,979	6,875	—
2008 LTIP	4,237	—	—
Bonus shares	1,225	—	—
Total share-based compensation expense	13,619	19,228	12,850

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

23. OTHER RESERVES

	Legal reserve	Equity-settled transaction reserve	Equity component convertible notes	Currency translation reserve	Revaluation reserve	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
As at January 1, 2006	13,577	4,910	39,109	(76,121)	3,308	(15,217)
Fair value adjustment	—	—	—	—	(3,308)	(3,308)
Net shares issued via the exercise of share options	—	(1,549)	—	—	—	(1,549)
Share based compensation	—	10,487	—	—	—	10,487
Currency translation movement	—	—	—	12,553	—	12,553
As at December 31, 2006	13,577	13,848	39,109	(63,568)	—	2,966
Transfer from retained profit	1,526	—	—	—	—	1,526
Net shares issued via the exercise of share options	—	(3,838)	—	—	—	(3,838)
Share based compensation	—	18,473	—	—	—	18,473
Issuance of shares—2006 LTIP	—	(4,523)	—	—	—	(4,523)
Conversion of part of the 4% Convertible Notes	—	—	(196)	—	—	(196)
Currency translation movement	—	—	—	31,149	—	31,149
As at December 31, 2007	15,103	23,960	38,913	(32,419)	—	45,557
Transfer from retained profit	262	—	—	—	—	262
Net shares issued via the exercise of share options	—	(937)	—	—	—	(937)
Share based compensation	—	11,666	—	—	—	11,666
Issuance of shares—2006 LTIP	—	(3,963)	—	—	—	(3,963)
Conversion of part of the 4% Convertible Notes	—	—	(38,913)	—	—	(38,913)
Currency translation movement	—	—	—	(60,846)	—	(60,846)
As at December 31, 2008	15,365	30,726	—	(93,265)	—	(47,174)

Legal reserve

        On an annual basis, if the Company reports a net profit for the year on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution.

        At the Company's Annual General Meeting in May 2008, the shareholders voted to transfer $0.3 million from retained profits to the legal reserve.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

23. OTHER RESERVES (Continued)

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

Equity component convertible notes

        The portion of the convertible bond representing the fair value of the conversion option at the time of issue is included in equity reserve.

        In October 2007, $1 million of the 4% Convertible Notes were converted into 28,686 SDRs. The equity component of the 4% Convertible Notes was then reduced by $0.2 million and reclassified to share premium.

        On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,420,235 Ordinary Shares and 202,236 SDRs. On the same day Millicom repaid in cash the remaining $3 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to $175 million in January 2008. The equity component of the 4% Convertible Notes was then fully reversed and, for that part referred to the converted bonds, reclassified to share premium.

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

24. BORROWINGS

        Borrowings are comprised of the following:

	2008	2007
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	453,471	479,826
4% Convertible Notes—debt component(i)	—	178,940
Other Debt and Financing	1,704,555	1,175,525
Total borrowings	2,158,026	1,834,291

    (i)
    Excludes the fair value of the equity component.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

        Borrowings due after more than one year:

	2008	2007
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	453,471	—
Other debt and financing:
Bank financing	1,111,989	831,749
Minority shareholders	229,624	229,561
Vendor financing	28,667	17,947
Finance leases	6,479	7,061
Total non-current other debt and financing	1,830,230	1,086,318
Less: portion payable within one year	(168,748)	(141,112)
Total other debt and financing due after more than one year	1,661,482	945,206

        Borrowings due within one year:

	2008	2007
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	—	479,826
4% Convertible Notes—debt component	—	178,940
	—	658,766
Other debt and financing:
Bank financing	306,243	83,698
Vendor financing	21,484	5,509
Finance leases	69	—
Total current other debt and financing	327,796	89,207
Portion of non-current debt payable within one year	168,748	141,112
Total other debt and financing due within one year	496,544	230,319

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

    The following table provides details of net debt change for the years 2008, 2007 and 2006:

	2008	2007	2006
	US$ '000	US$ '000	US$ '000
Net debt at the beginning of the year	659,694	836,964	636,056
Cash items
Proceeds from issuance of debt and other financing	1,206,607	545,351	308,785
Repayment of debt and other financing	(664,294)	(315,955)	(191,430)
Net decrease (increase) in cash and cash equivalents	500,402	(517,905)	(60,125)
Non-cash items
Vendor financing (see note 27)	48,632	23,041	65,870
Interest accretion	30,532	8,419	16,248
10% Senior Notes adjustment	(28,545)	31,035	—
Conversion of the 4% Convertible Notes	(176,247)	—	—
Exchange of the 5% Exchangeable Notes (see note 27)	—	—	(357,512)
Debt acquired in acquisition of subsidiaries (see note 4)	3,387	—	403,690
Other	(15,442)	1,861	4,219
Exchange movement on debt and other financing	(80,895)	46,883	11,163
Net debt at the end of the year	1,483,831	659,694	836,964

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

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5 million which is recorded under the caption "Other non operating income (expenses), net".

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortised cost of the Notes due to the earlier settlement date. Millicom reviewed its position to early repay the Notes in September 2008 and the Board of Directors decided not to early redeem the Notes but to keep them until the contractual maturity date (December 1, 2013). This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008. In addition the 10% Notes were reclassified as non-current.

4% convertible Notes

        In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the "4% Convertible Notes"). The net proceeds of the offering were received on January 7, 2005 in the amount of $196 million.

        The 4% Convertible Notes were general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes was 4% per annum. Interest is payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate was 9.6%.

        The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

        Millicom apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $39 million (2006: $39 million) and the value allocated to debt was $179 million (2006: $171 million).

        As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 SDRs.

        On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,420,235 Ordinary Shares and 202,236 SDRs. On the same day Millicom repaid in cash the remaining $3 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to $175 million in January 2008.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by operation is as follows:

	2008	2007
	US$ '000	US$ '000
Amnet(i)	231,523	—
Bolivia(ii)	103,111	41,874
Colombia(iii)	456,356	436,670
Democratic Republic of Congo(iv)	63,256	60,877
El Salvador(v)	192,045	199,715
Ghana(vi)	138,999	108,244
Honduras(vii)	90,817	56,961
Paraguay(viii)	64,147	26,019
Senegal(ix)	58,309	62,557
Tanzania(x)	168,793	51,471
Other	137,199	131,137
Total other debt and financing	1,704,555	1,175,525
Of which:
due after more than 1 year	1,208,011	945,206
due within 1 year	496,544	230,319

        Significant individual financing facilities are described below:

i)    Amnet

        In October 2008 Millicom Cable N.V. signed a 1 year financing agreement with RBS and Standard Bank for $200 million to partly finance the acquisition of Amnet. The loan bears interest for the first six months at $LIBOR plus 2.5%, for months seven to nine at $LIBOR plus 2.875% and months ten to twelve at $LIBOR plus 3.125%. The loan was increased by $30 million in December 2008 through a financing agreement with Nordea. The total loan, amounting to $230 million, is fully guaranteed by the Company. $230 million was outstanding as at December 31, 2008.

        In addition as at December 31, 2008, Amnet had other debt and financing of $2 million.

ii)    Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20 million was provided directly by the FMO. This tranche is repayable over 7 years and bears an interest at $ LIBOR rate plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard bank. This tranche is repayable over 5 years and bears interest at $ LIBOR plus 2%. Both tranches are guaranteed by the Company and were fully drawn as at December 31, 2008 and 2007.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

        In March 2008, Telecel Bolivia signed a 4 year and 9 months financing agreement for $30 million with the International Finance Corporation. The loan bears interest at $LIBOR plus 2% and is fully guaranteed by the Company. This loan was fully drawn as at December 31,2008.

        In addition to the above, Telecel Bolivia also had vendor financings with Huawei (at interest rates of $LIBOR plus 2%) and FPLT totalling $32 million and $1 million of other debt and financing outstanding as at December 31, 2008 (2007: $2 million).

iii)    Colombia

        In March 2008, Colombia Movil S.A. E.S.P ("Colombia Movil"), Millicom's operation in Colombia, entered into a COP 393 billion ($173 million), 5 year facility with a club of Colombian banks. This facility bears interest at DTF plus 4.5% and is 50% guaranteed by the Company. As at December 31, 2008 $173 million was outstanding on this facility.

        In October 2006, the Company acquired a majority ownership 50% plus 1 share in Colombia Movil. At the time of the acquisition the Company had a COP 168,539 million ($83 million) Hermes guaranteed export credit facility with Citigroup maturing in January 2012. This facility bears interest at IPC plus 6.30% and is 100% guaranteed by the minority shareholders. As at December 31, 2008 $37 million (2007: $54 million) was outstanding under this facility. In addition at the time of acquisition Colombia Movil also had a COP 309,800 million (total of $154 million, of which $94 million outstanding as at December 31, 2007) loan facility arranged by BBVA which was settled in 2008. This facility was bearing interest at DTF plus 4.15% and was 100% guaranteed by the minority shareholders.

        Colombia Movil S.A. E.S.P. also had local currency loans from the minority shareholders outstanding as at December 31, 2008 of $230 million (2007: $230 million). These loans bear interest at DTF plus 4.15% and mature between 2011 and 2013.

        In addition, as at December 31, 2008 Colombia Movil S.A. E.S.P. had no outstanding amount in respect of local currency 60 day treasury credits from various banks (2007: $57 million) and $16 million (2007: $2 million) of other debt and financing, in US$ and local currency.

iv)    Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei, an equipment supplier. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2008, $59 million was outstanding under this facility (2007: $56 million) and in addition Oasis had other debt and financing of $4 million (2007: $5 million).

v)    El Salvador

        In September 2006, Telemovil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. As of December 31, 2008, $180 million of this facility was outstanding (2007: $200 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

        In December 2008, Telemovil El Salvador S.A., entered into a $12 million 2 year loan with Banco Agrícola Comercial S.A. The loan bears interest at $ LIBOR plus 6%. As of December 31, 2008, the loan was fully drawn.

vi)    Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60 million local 5 year club-deal Facility. The loan bears interest at Libor plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at Libor plus 2.25% was arranged. As at December 31, 2008, $139 million (2007: $90 million) was outstanding under these facilities.

        In July 2005, Millicom (Ghana) Limited entered into a $20 million loan agreement with Citibank N.A., 75% guaranteed by the Overseas Private Investment Corporation and 100% guaranteed by the Company. This loan was bearing interest at $ LIBOR plus 2.5% and was repaid in 2008. As at December 31, 2007, $15 million was outstanding under this facility.

        In addition as at December 31, 2008, Ghana had no other debt and financing (2007: $3 million).

vii)    Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with several local banks maturing between 2009 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2008 between 7.4% and 16% (2007: between 7.28% and 10.25%). As at December 31, 2008, the outstanding debt under these facilities was $91 million (2007: $57 million).

viii)    Paraguay

        In July 2008, Telefonica Cellular Del Paraguay, Millicom's operation in Paraguay entered into a $107 million, 8 year loan with the European Investment Bank ("EIB"). The loan is bearing interest at $LIBOR plus 0.125%. The outstanding amount as at December 31, 2008 was $50 million. The EIB is guaranteed for commercial risks by a group of banks.

        In addition as at December 31, 2008, Telefonica Cellular Del Paraguay had $14 million (2007: $26 million) of other debt and financing outstanding.

ix)    Senegal

        In December 2005, Sentel GSM, Millicom's operation in Senegal entered into a XAF12,500 million loan agreement with Crédit Lyonnais Sénégal ("CLS"). This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. The outstanding amount in US$ as at December 31, 2008 was $26 million (2007: $28 million). Sentel GSM also entered into a 5 year additional Tranche of XAF7,500 million with CLS in July 2007. This tranche bears an 8.5% fixed interest rate and was fully drawn at the end of 2007. The outstanding amount under this additional Tranche in US$ as at December 31, 2008 was $14 million (2007: $17 million). As at December 31, 2008 Sentel GSM was in breach of its debt covenants under the above facilities and as such these loans were reclassified as current. Negotiations are in progress with the bank to maintain the facilities and to waive the covenants.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

        In September 2006, Sentel GSM additionally entered into a XAF2,500 million bridge loan with the Compagnie Bancaire de l'Afrique Orientale (CBAO). This loan was bearing interest at 7% and was repaid in March 2008 (outstanding amount as at December 31, 2007 amounted to $1 million). Additionally in 2007, Sentel GSM entered into a new short term facility with CBAO amounting in to XAF7,500 million maturing on October 31, 2008 and bearing fixed interest of 6.5%. The facility has been rolled over and the amount outstanding as at December 31, 2008 was $18 million (2007: $17 million).

x)    Tanzania

        In December 2008, Millicom Tanzania Limited, Millicom's operation in Tanzania entered into facilities totaling $228 million comprising of a five year local currency syndicated tranche for TZS95 billion at the 180 days treasury Bill rate plus 3%, a seven year $116 million EKN guaranteed financing with 45% of the facility fixed at 4.1% and 55% of the facility at $LIBOR plus 0.665% and a seven year $40 million tranche with Proparco at $LIBOR plus 2.5%. All tranches are 100% guaranteed by the Company. As at December 31, 2008, the amount outstanding under these facilities was $152 million.

        In March 2007 Millicom Tanzania Limited entered into a new 5 year Citi-Opic facilities, bearing interest rate of LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2008 amounted to $17 million (2007: $23 million).

        At the same time Millicom Tanzania Limited entered into a 5 year $10 million Term Loan with Barclays bearing interest of LIBOR plus 3% and a 5 year $16.5 million vendor financing with Ericsson credit AB, priced at LIBOR plus 2.5%. The amount outstanding as at December 31, 2008 was nil (2007: $8 million) under the Barclays loan and nil (2007: $14 million) under the Ericsson loan.

        Millicom Tanzania Limited had no other debt and financing outstanding as at December 31, 2008 (2007: $6 million).

Fair value of financial liabilities

        Borrowings are recorded at amortised cost. The fair value of borrowings as at December 31, 2008 and 2007 is as follows:

	2008	2007
	US$ '000	US$ '000
10% Senior Notes	418,223	489,459
4% Convertible Notes(i)	—	199,000
Other debt and financing	1,706,988	1,173,252
Fair value of total debt	2,125,211	1,861,711

    (i)
    Excludes the fair value of the equity component.

        When the quoted price of the borrowings in an active market is not available, the fair value of the borrowings is calculated by discounting the expected future cash flows at market interest rates.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

        The nominal value of the other financial liabilities is assumed to approximate their fair values.

Guarantees

        In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of December 31, 2008 and 2007. Amounts covered by bank guarantees are recorded in the consolidated balance sheets under the caption "Other debt and financing" and amounts covered by supplier guarantees are recorded under the caption "Trade payables" or "Other debt and financing" depending on the underlying terms and conditions.

As of December 31, 2008

	Bank and other financing guarantees(i)		Supplier guarantees		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
0 - 1 year	233,077	240,000	—	—	233,077	240,000
1 - 3 years	22,830	32,998	—	—	22,830	32,998
3 - 5 years	353,012	415,558	—	—	353,012	415,558
More than 5 years	102,902	194,022	—	—	102,902	194,022
Total(iii)	711,821	882,578	—	—	711,821	882,578

As of December 31, 2007

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
0 - 1 year	—	—	—	—	—	—
1 - 3 years	36,335	50,205	1,200	1,200	37,535	51,405
3 - 5 years	80,557	102,606	—	—	80,557	102,606
More than 5 years	89,598	166,000	—	—	89,598	166,000
Total	206,490	318,811	1,200	1,200	207,690	320,011

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

24. BORROWINGS (Continued)

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $1,313 million (2007: $739 million). The assets pledged by the Group for these debts and financings amount to $610 million (2007: $449 million).

25. OTHER NON-CURRENT AND CURRENT PROVISIONS AND LIABILITIES

        Provisions and other non-current liabilities are comprised as follows:

	2008	2007
	US$ '000	US$ '000
Non-current legal provisions (note 28)	6,957	7,133
Long-term portion of asset retirement obligations	55,167	42,502
Unpaid portion of license fees	—	915
Other	7,884	5,051
Total	70,008	55,601

        Included in non-current legal provisions are litigation contingencies of $3 million (2007: $4 million) that were assumed as part of the Colombia Móvil S.A. acquisition. The founding shareholders of Colombia Móvil S.A. committed to reimburse Millicom for any payments relating to these litigation contingencies. As a consequence, Millicom has booked a corresponding receivable.

        Provisions and other current liabilities are comprised as follows:

	2008	2007
	US$ '000	US$ '000
Deferred revenues	79,670	82,932
Revenue sharing in Cambodia	21,449	11,960
Subscriber deposits	6,709	4,890
Current legal provisions (note 28)	3,006	3,207
Asset retirement obligations	209	413
Unpaid portion of license fees	1,584	2,745
Other tax payables	50,703	32,939
Other(i)	43,776	15,905
Total	207,106	154,991

    (i)
    Includes tax and other contingencies for $24 million (2007: nil) that were assumed as part of the Amnet acquisition. The former shareholders of Amnet placed in escrow $35 million to cover these contingencies. Therefore a corresponding financial asset of $24 million has been recorded within "Other current assets".

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

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

        The remuneration charge for the Board for the years ended December 31, 2008, 2007 and 2006 was as follows:

			Other members of the board
	Chairman
					Total
	No. of shares and share options	US$ '000	No. of shares and share options
				US$ '000	US$ '000
2008
Fees		100		410	510
Share based compensation:(i)
Restricted shares(ii)	1,446	165	4,927	562	727
Total		265		972	1,237
2007
Fees		82		305	387
Share based compensation:(i)
Restricted shares(ii)	960	82	4,074	350	432
Total		164		655	819
2006
Fees		75		415	490
Share based compensation:(i)
Restricted shares(ii)	1,122	50	8,976	400	450
Charge for share options		164		1,104	1,268
Total		289		1,919	2,208

(i)
See note 22.

(ii)
Restricted shares cannot be sold for one year from date of issue.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

26. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The number of shares and share options beneficially owned by the Board as at December 31, 2008 and 2007 was as follows:

	Chairman	Other members of the Board	Total
2008
Shares	28,528	71,619	100,147
Share options	20,000	55,000	75,000
2007
Shares(i)	2,082	2,100,753	2,102,835
Share options	45,000	55,000	100,000

    (i)
    The amount for Other members of the Board included 2,032,932 shares owned by the Stenbeck Family, of which 1,156,589 shares were held by The 1980 Stenbeck Trust.

Officers

        The remuneration of the Officers of the Company ("Officers") comprises of an annual base salary, an annual bonus, share-based compensation, social security contributions, pension contributions and other benefits. The bonus and share-based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, the Officers were issued share options. Subsequent to May 2006, the Officers were issued restricted shares. Share-based compensation is granted once a year by the Compensation Committee of the Board. For 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") was proposed by the Compensation Committee and approved the Board and the annual base salary and other benefits of the Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") were set by the CEO and approved by the Board.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

26. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The remuneration charge for the Officers for the year ended December 31, 2008, 2007 and 2006 was as follows:

	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer(vi)
	US$ '000	US$ '000	US$ '000
2008
Base salary	2,406	750	920
Bonus	1,309	882	125
Pension	—	—	85
Other benefits	—	231	7
Total	3,715	1,863	1,137
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	3,737	1,410	958
Charge for share options	59	29	240
2007
Base salary	2,351	629	690
Bonus	2,008	547	500
Pension	—	—	83
Other benefits	—	138	—
Total	4,359	1,314	1,273
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	2,076	850	539
Charge for share options	104	54	171
2006
Base salary	1,982	624	568
Bonus(iii)	1,669	712	468
Pension	—	—	73
Other benefits	—	138	—
Total	3,651	1,474	1,109
Share based compensation:(i)
Restricted shares(iv)	104	62	48
Charge for long term incentive plans(v)	1,031	397	265
Share options granted/charge for share options	240	113	228

(i)
See note 22.

(ii)
Share awards of 45,074, 22,812 and 18,226 were granted in 2008 under the 2008 LTIP to the CEO, COO and CFO. Share awards of 62,381, 25,434 and 16,189 were granted in 2007 under the 2007 LTIP to the CEO, COO and CFO. Share awards at target performance of 42,634, 16,409 and 10,952 were granted in 2007 under the 2006 LTIP to the CEO, COO and CFO. The maximum shares to be issued under the 2006 LTIP was 132% of these awards.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

26. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

(iii)
$1 million of the 2007 bonus was settled in Millicom shares, by issuing 6,878 shares to the CEO, 2,609 shares to the COO and 1,713 shares to the CFO. $1 million of the 2006 bonus was settled in Millicom shares, by issuing 7,975 shares to the CEO, 3,390 shares to the COO and 2,235 shares to the CFO.

(iv)
Restricted shares cannot be sold for one year from date of issue.

(v)
Accrual for the 2006 Long Term Incentive Plan finalized in 2007.

(vi)
Includes the remuneration for 2008 of the former CFO, David Sach, and the actual CFO, Francois Xavier Roger, who took over the position from September 1, 2008.

        The number of shares, share options and unvested share awards beneficially owned by the senior management as at December 31, 2008 and 2007 was as follows:

	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer	Total
2008
Shares	1,695,175	592,308	—	2,287,483
Share options	30,000	15,040	—	45,040
Share awards not vested	146,678	63,342	4,500	214,520
2007
Shares	1,664,770	578,897	9,700	2,253,367
Share options	45,000	22,560	100,000	167,560
Share awards not vested	96,488	38,561	24,951	160,000

Severance payments

        If employment of the CEO and the COO is terminated by Millicom, severance payment of up to 12 months salary is payable.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

27. NON-CASH INVESTING AND FINANCING ACTIVITIES

        The following table gives details of non-cash investing and financing activities for continuing operations for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
	US$ '000	US$ '000	US$ '000
Investing activities
Sale of Tele2 AB "B" shares	—	—	252,140
Acquisition of property, plant and equipment (see note 16)	(48,632)	(23,041)	(65,870)
Derecognition of the embedded derivative on the 5% Mandatory Exchangeable Notes	—	—	105,372
Asset retirement obligations (see note 16)	(12,505)	(15,305)	(16,378)
Financing activities
Vendor financing (see note 16)	48,632	23,041	65,870
Settlement of the 5% Mandatory Exchangeable Notes	—	—	(357,512)
Shares issued as payment of bonuses	—	1,000	—
Share based compensation (see note 22)	13,619	19,228	12,850

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

Litigation

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2008, the total amount of claims against Millicom's operations was $70 million (December 31, 2007: $50 million) of which $3 million (2007: $1 million) relate to joint ventures. As at December 31, 2008, $10 million (December 31, 2007: $10 million) has been provided for these contingent liabilities in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Sentel GSM S.A. ("Sentel") license

        The Sentel license to provide mobile telephony services in Senegal is in dispute. As of today, Sentel continues to provide telephony services to its subscribers and effectively remains in control of the business. However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as of 2001 that purports to revoke Sentel's license.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

28. COMMITMENTS AND CONTINGENCIES (Continued)

        Sentel's twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

        On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

        On the same day, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel's license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

Lease commitments

  Operating Leases:

        The Group has the following annual operating lease commitments as of December 31, 2008 and 2007.

	2008	2007
	US$ '000	US$ '000
Operating lease commitments
Within: one year	43,113	25,732
Between: one-five years	140,581	101,191
After: five years	143,644	110,918
Total	327,338	237,841

        The operating leases comprised mainly of lease agreements relating to land and buildings. The operating lease terms and conditions reflect normal market conditions. Operating lease expense from continuing operations was $54 million in 2008 (2007: $48 million, 2006: $24 million).

  Finance leases:

        The Group's future minimum payments on the finance leases were not material. These financial leases are comprised mainly of lease agreements relating to vehicles used by the Group.

Capital commitments

        The Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $539 million (2007: $400 million), of which $57 (2007: $88 million) relate to joint ventures, from a number of suppliers.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

28. COMMITMENTS AND CONTINGENCIES (Continued)

        In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $230 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

        Due to the late delivery by suppliers of network equipment in various operations, Millicom is entiltled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognised as they had not yet been used as at December 31, 2008 was $26 million (2007: $30 million).

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom's various operations.

29. RELATED PARTY TRANSACTIONS

Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik ("Kinnevik") and subsidiaries. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper industries and financial services. As of December 31, 2008, Kinnevik owned approximately 35% of Millicom (2007: 37%).

        During 2008 and 2007, Kinnevik did not purchase any Millicom shares.

Services purchased and sold to related companies

        For the year ended December 31, 2008 the Group made purchases for an amount of $3 million (2007: $4 million; 2006: $5 million) and had outstanding balances as at December 31, 2008 of $1 million (as at December 31, 2007: $1 million) with related parties. These related parties are companies where Kinnevik is the principal shareholder. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. These purchases were made on an arm's length basis.

        There were no sales to related companies. As of December 31, 2008 and 2007, Millicom had no receivables from related parties.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

30. FINANCIAL RISK MANAGEMENT

Interest rate risk

        The interest rate risk generally arises from borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to the risk for changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt in which neither category of debt falls below 25% of the total debt. The Group actively monitors its borrowings to ensure the compliance with this policy. At December 31, 2008, approximately 26% of the Group's borrowings are at a fixed rate of interest (2007: 43%).

        The table below summarizes, as at December 31, 2008, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	108,815	5,209	754	774	454,246	1,398	571,196
Average nominal interest rate	8.0%	7.8%	9.7%	9.1%	10.0%	6.3%	9.6%
Floating rate	387,729	200,841	334,352	313,519	263,749	86,640	1,586,830
Average nominal interest rate	6.0%	8.6%	9.1%	8.7%	8.4%	7.8%	8.0%
Total	496,544	206,050	335,106	314,293	717,995	88,038	2,158,026
Average nominal interest rate	6.4%	8.6%	9.1%	8.7%	9.4%	7.8%	8.4%

        The table below summarizes, as at December 31, 2007, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	716,916	13,260	43,328	11,400	8,262	2,289	795,455
Average nominal interest rate	8.5%	8.5%	8.6%	8.6%	8.6%	6.3%	8.5%
Floating rate	172,169	172,657	152,222	270,746	135,061	135,981	1,038,836
Average nominal interest rate	10.8%	9.9%	8.4%	9.5%	9.9%	9.5%	9.7%
Total	889,085	185,917	195,550	282,146	143,323	138,270	1,834,291
Average nominal interest rate	8.9%	9.8%	8.4%	9.5%	9.8%	9.4%	9.1%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the group had borrowings at December 31, 2008, would increase or reduce profit before tax for the year by approximately $16 million (2007: $10 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

30. FINANCIAL RISK MANAGEMENT (Continued)

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

        The following table summarizes our debt detailing the balances at December 31, 2008 and 2007, that were denominated in US$ and in other local currencies.

	2008	2007
	US$ '000	US$ '000
US$	1,466,494	1,226,332
Colombia	456,356	435,615
Honduras	48,199	41,352
Senegal	58,309	62,557
Sri Lanka	37,007	48,016
Tanzania	74,536	5,516
Others	17,125	14,903
Total local currency	691,532	607,959
Total	2,158,026	1,834,291

        At December 31, 2008, if the US$ had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax would have increased/decreased by $41 and $45 million respectively (2007: $13 and $10 million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the results of our operations with foreign functional currencies. The increase in the effect of a change in the rate of the US$ between 2008 and 2007 is mainly as a result of the increase in the size of the Group and the increase in debt denominated in other than local currencies.

        The change of the US$ against the functional currencies of the operations located in Central America has not been considered as these currencies have been closely linked to US$ in the recent years.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

30. FINANCIAL RISK MANAGEMENT (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

30. FINANCIAL RISK MANAGEMENT (Continued)

        The tables below summarize the maturity profile of the Group's net financial liability at December 31, 2008 and 2007.

Year ended 31 December 2008	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 24)	(496,544)	(1,573,444)	(88,038)	(2,158,026)
Cash and cash equivalent	674,195	—	—	674,195
Net cash (debt)	177,651	(1,573,444)	(88,038)	(1,483,831)
Future interest commitments(i)	(169,116)	(408,065)	(10,980)	(588,161)
Trade payables (excluding accruals)	(524,557)	—	—	(524,557)
Other financial liabilities (including accruals)	(634,563)	—	—	(634,563)
Trade receivables	257,455	—	—	257,455
Other financial assets	270,456	23,195	—	293,651
Net financial liability	(622,674)	(1,958,314)	(99,018)	(2,680,006)

Year ended 31 December 2007	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 24)	(889,085)	(806,936)	(138,270)	(1,834,291)
Cash and cash equivalent	1,174,597	—	—	1,174,597
Net debt	285,512	(806,936)	(138,270)	(659,694)
Future interest commitments(i)	(100,180)	(137,916)	(8,679)	(246,775)
Trade payables (excluding accruals)(ii)	(609,858)	—	—	(609,858)
Other financial liabilities (including accruals)(ii)	(421,302)	—	—	(421,302)
Trade receivables	223,579	—	—	223,579
Other financial assets	190,343	19,855	—	210,198
Net financial liability	(431,906)	(924,997)	(146,949)	(1,503,852)

(i)
Include unamortized difference between carrying amount and nominal amount of debts.

(ii)
Revenue sharing payable in Cambodia as at December 31, 2007 has been reclassified from "Trade payable (excluding accruals)" to "Other financial liabilities (including accruals" (see note 25)

Capital management

        The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2008 and 2007.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2008, 2007 and 2006 (Continued)

30. FINANCIAL RISK MANAGEMENT (Continued)

        The Group monitors capital using primarily a net debt to adjusted operating profit ratio.

	2008	2007
	US$ '000	US$ '000
Net debt	1,483,831	659,694
Adjusted operating profit (see note 9)	1,467,632	1,119,117
	Ratio	Ratio
Net debt to adjusted operating profit ratio	1.0	0.6

        The Group also reviews its gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings, less cash and cash equivalents, excluding discontinued operations. Capital represents equity attributable to the equity holders of the parent.

	2008	2007
	US$ '000	US$ '000
Net debt	1,483,831	659,694
Equity	1,677,918	1,287,907
Net debt and equity	3,161,749	1,947,601
Gearing ratio	47%	34%

31. SUBSEQUENT EVENTS

Appointment of Mikael Grahne to Chief Executive Officer

        On March 2, 2009, Millicom announced that the Board appointed Mikael Grahne to succeed Marc Beuls as President and Chief Executive Officer (CEO).

        Mikael Grahne has been the Chief Operating Officer of Millicom since February, 2002 and has been responsible for the development of Millicom?s operational strategies, including the development of the Tigo brand.

Purchase of partners' shareholding in Navega.com S.A.

        On March 13, 2009, Millicom announced that its operation in Guatemala acquired the remaining 55% interest in Navega.com S.A. (see note 17) for a consideration of $90 million, that will be financed through local borrowings.

Purchase of partners' shareholding in Millicom Tchad S.A.

        On March 13, 2009, Millicom announced that it has reached an agreement on the purchase of the remaining 12.5% interest in Millicom Tchad S.A for an initial consideration of $8 million, that will be paid cash.

Shareholder information

Corporate and registered office
Millicom International Cellular SA
15 Rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
Tel: +352 27 759 101
Fax: +352 27 759 359
RCB 40630 Luxembourg

Investor relations
Shared Value Limited
30 St. James's Square
London SW1 4JH
Tel: +44(0)20 7321 5010
Fax: +44(0)20 7321 5020
E-mail mic@sharedvalue.net

Visit MIC's homepage at
http://www.millicom.com

Financial Calendar
February 11, 2009
Full year results 2007

April 21, 2009
First quarter results

July 21, 2009
Second quarter results

October 20, 2009
Third quarter results

February 2010
Full year results 2009