Form 20-F
period 2009-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2010-03-05
CIK 912958

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

000-22828 Commission file number

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact name of Registrant as specified in its charter)

GRAND-DUCHY OF LUXEMBOURG

(Jurisdiction of incorporation or organization)

15 Rue Léon Laval, L-3372 Leudelange Grand Duchy of Luxembourg

(Address of principal executive offices)

Francois-Xavier Roger, T: +352 27759 114    E: francois.roger@millicom.com

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

108,648,325 shares of Common Stock as of December 31, 2009

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

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

         Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☒

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

  •
  regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of litigation and/or arbitration related to regulation;

  •
  the success of business, operating and financing initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives, and local conditions;

  •
  the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of the Company's investments, operations and alliances;

  •
  the ability to integrate our acquired businesses as anticipated or otherwise achieve the expected benefits of such transactions; and

  •
  various other factors, including without limitation those described under "Risk Factors" herein.

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

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, the term the "Company" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand Duchy of Luxembourg, and the term the "Group", "Millicom", "we", "us" or "our" refers to Millicom International Cellular S.A. and its subsidiaries, joint ventures and affiliates. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Group's ownership interest in the licenses for such licensed area. The term "Attributable Customers" refers to 100% of customers in the Group's subsidiaries and the Group's percentage ownership of customers in each joint venture. Persons, population and pops data for 2008, 2007 and 2006 have been extracted from the "CIA—The World Factbook" for 2009 for countries where the license area covers the entire country. In addition, information on the countries in which Millicom operates has been extracted from the "CIA—The World Factbook" for 2009 with updates, where appropriate, from the U.S. Department of State's website. Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standarb Board ("IFRS") and customer figures represent the total number of mobile customers of systems in which the Group has an ownership interest. In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish krona and references to "Euro" or "€" are to the Euro.

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

        The following table sets forth summary financial data of the Group as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005. The data are based upon the Group's audited consolidated balance sheets as of December 31, 2009, 2008, 2007, 2006 and 2005 and audited consolidated income statements for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

        Unless otherwise indicated all financial data and discussions in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of U.S. dollars, except per share data)
Income Statements Data:
Revenues(1)	3,372,727	3,150,559	2,429,082	1,423,240	788,310
Operating profit(1)	851,023	818,222	630,662	411,888	242,058
Profit for the period from continuing operations(1)	503,590	402,195	436,477	222,352	82,627
Net profit attributable to equity holders for the period	850,788	517,516	697,142	168,947	10,277
Basic earnings from continuing operations per common share	$5.09	$4.79	$4.18	$2.13	$0.90
Basic earnings per common share	$7.84	$4.80	$6.90	$1.68	$0.10
Weighted average number of shares in basic computation (in thousands)(2)	108,527	107,869	101,088	100,361	98,803
Diluted earnings from continuing operations per common share	$5.08	$4.76	$4.07	$2.13	$0.89
Diluted earnings per common share	$7.82	$4.77	$6.61	$1.67	$0.10
Weighted average number of shares in diluted computation (in thousands)(2)	108,750	108,646	108,047	101,371	99,921
Dividends per share	$1.24	$2.40	—	—	—

	As of December 31,
	2009	2008	2007	2006	2005
	(in thousands of U.S. dollars)
Balance Sheets Data:
Property, plant and equipment, net	2,710,641	2,787,224	2,066,122	1,267,159	671,774
Intangible assets, net	1,044,837	990,350	467,502	482,775	373,487
Financial assets at fair value through profit or loss	—	—	—	—	327,803
Investments in associates(3)	872	21,087	11,234	6,838	5,367
Total assets	5,991,018	5,220,808	4,413,826	3,320,994	2,559,656
Current liabilities	1,569,772	1,749,080	2,002,269	901,851	909,008
Non-current liabilities	2,067,534	1,812,553	1,043,221	1,442,716	1,070,140
Non-controlling interest	(73,673)	(25,841)	80,429	77,514	34,179
Shareholders' equity	2,383,803	1,677,918	1,287,907	504,874	299,605

	As of and for Year ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of U.S. dollars)
Operating Data (unaudited)(4):
Total Customers:
Prepaid	32,073,052	26,316,527	19,308,632	12,016,649	5,590,923
Postpaid	1,847,052	1,374,147	977,166	861,116	460,970
Monthly churn (%)(5):
Prepaid	5.2%	5.5%	4.1%	4.1%	4.3%
Postpaid	1.7%	1.1%	1.3%	1.2%	1.7%

(1)
Excludes discontinued operations. A more complete description of discontinued operations is contained in Note 6 of the "Notes to the Consolidated Financial Statements".

(2)
The average number of shares, which is calculated on a weighted average basis. There were no treasury shares as of December 31, 2009.

(3)
Investments in associates under IFRS from 2005 to 2008 mainly represented Navega.com S.A. and its subsidiaries. See "Operating and Financial Review and Prospects—Results of Operations".

(4)
Operating data excludes discontinued operations.

(5)
We calculate churn rates by dividing the number of customers whose service is disconnected during a period, whether voluntarily or involuntarily (such as when a customer fails to pay a bill) by the average number of customers during the period. We believe that we apply conservative policies in calculating customer totals and the related churn rates. For example, Millicom counts a customer as a "customer" only when the customer has made a revenue generating call within a 60-day period. Other operators with whom we compete generally use less restrictive definitions, such as labeling a "customer" a customer who has made a revenue generating call within a 90- or 120-day period. Our conservative definitions may result in different churn rates and market share figures than if we used criteria employed by some other operators in calculating customer churn and market share.

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

        In 2009, our business continues to be impacted by the general worldwide economic crisis and its effects will continue to impact on our results in 2010. Some recent events affected negatively the economies of the countries where we operate and could possibly impact our businesses: the decline of remittances from the United States (affecting Central America), raw material price decreases (affecting Chad, Paraguay, the Democratic Republic of Congo (DRC), Ghana) and less international tourism (affecting Senegal, Mauritius, and Tanzania).

        In addition, further deterioration in the economic environment could have an adverse effect on the level of demand by our individual customers for our products and services. This could also impact our growth, such as the one relating to mobile telecommunications, or the one relating to broadband products and services.

Risks Relating to our Business

Emerging Markets Risks

         Many of the countries that we operate in have a history of political instability and any current or future instability may negatively affect our revenues or ability to conduct our business locally.

        We offer mobile telephony and cable services in 14 emerging markets in Central and South America, Africa and Asia. Many of the countries in which we operate are considered to be emerging economies and, therefore, can be subject to greater political and economic risk than developed countries. The governments of these 14 countries differ widely with respect to type of government, constitution, and stability. Many of these 14 countries lack mature legal and regulatory systems. Some of the countries in which we operate, particularly Chad and DRC, suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in civil war in these countries. In addition to the above, Honduras was largely cut off from foreign aid as a result of the political events of June 2009 and there is still some risks that the recent elections in Honduras will not restore its standing in the international community.

        As a result of the above, we face several risks, ranging from the risk that our networks may be disrupted to the risk that we may have to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to conduct our local business as previously. Any of these events would adversely affect our revenues or results of operations.

         Most of the countries in which we operate have weak legal and telecommunications regulatory regimes compared to those in developed countries and this creates risks for our operations.

        In order for our operations to provide mobile services, they must receive a license from the government of the country in which they operate. Our ability to operate is therefore dependent on the licenses granted by the government of each country. These licenses generally allow our companies to operate for a number of years, after which they are subject to renewal. To the extent that our operations depend on governmental approval and regulatory decisions, our local business may be adversely affected by changes in the political structure or by actions or decisions of specific government representatives in the relevant market. It is possible that a government could decide arbitrarily to revoke a license or impose new conditions that we do not agree with and may not get consulted about in advance. For example, we are currently in litigation with the government of Senegal, which purported to challenge the validity of our license when we refused to pay additional amounts for a license that we validly hold and that does not expire until 2018. We may not always have access to efficient avenues for appeal and may have to accept arbitrary conditions imposed upon us. This could adversely affect our business and our revenues. Our only avenue of recourse may often be to the judicial system of the relevant country; however, the legal and court systems of many countries in which we operate tend to be poorly developed and can be subject to political influence and other inherent uncertainties. It can therefore be difficult to obtain a rapid, fair and unbiased resolution of disagreements with governmental authorities.

        Even where we have other options, such as claiming compensation in arbitration proceedings for violations of a bilateral investment treaty, the process can be lengthy and costly. For example, the arbitration we filed against the government of Senegal before the International Center for the Settlement of Investment Disputes in November 2008 has not resulted in a decision on the merits and is not expected to be finally resolved in the immediate future. Even when the outcome is successful, the enforcement of any award favorable to us could be challenging.

         Some of the countries in which we operate have political regimes that do not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.

        This risk potentially exists in any of the countries in which we operate, but might be highest in Bolivia at the moment under the current Government. The Government of President Evo Morales in Bolivia has nationalized telecommunications company Entel, which had been privatized under previous presidential regimes in Bolivia. Other such actions might take place in our sector in connection with the government's decision to regain more control over the Bolivian economy, as shown by certain measures implemented in the oil & gas sector in 2005 and 2006. We believe that nationalization of the telecommunications sector will probably not occur but that the Bolivian Government will more likely attempt to impose measures to lower tariffs offered to customers and improve the offer and availability of mobile telephony and other telecommunications services in isolated rural areas, or increased taxes on private foreign owned businesses such as Telecel, our Bolivian operation, to increase government revenues. Measures like these may have the effect of increasing our network rollout costs and reducing the profitability of our Bolivian operation.

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

        Some of these countries have historically experienced high inflation rates, although in the recent years inflation rates in all countries where we operate have been relatively low, if we exclude Ghana, following the significant devaluation of the local currency. Periods of significant inflation in any of our markets could adversely affect our costs and financial condition.

         Most of the countries where we operate lack infrastructure or have infrastructure in very poor condition and, particularly in Africa, have an insufficient electricity supply.

        With the exception of Mauritius, the countries in which we operate often lack basic infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. The lack of suitable infrastructure is particularly acute in countries recovering from civil wars, such as the Democratic Republic of Congo, and in countries suffering from civil war-like events, such as Chad. In general, the rural areas in each of our operations often lack even the most basic infrastructure, as any development tends to be concentrated in urban areas. Millicom must often build its cell sites without the benefit of roads and other infrastructures, which increases our network development costs.

        The electricity supply is insufficient in certain countries in which we operate (predominantly in Africa, with the exception of Mauritius) due to the growth experienced in such countries. We therefore have to rely on diesel powered generators that we source, install, maintain and refuel. In Chad, at December 31, 2009 and 2008, almost 100% of our radio sites were powered by diesel powered generators, and in the Democratic Republic of Congo it was the case for about half of our sites. This increases our costs and impacts the profitability of our African operations.

         We have been subject to increasing foreign taxes or reducing tariffs in the countries in which we operate, which reduces amounts we receive from our operations and may increase our tax costs.

        Many of the foreign countries in which we operate have implemented new taxes or increased the rates of existing taxes applicable to corporations or reduced tariffs (interconnect rates) in order to raise government revenue. Furthermore, competitive pricing pressure or the provisions of new tax laws may prevent us from passing these taxes onto our local customers. Consequently, any increase in taxes applicable to our local operating subsidiaries could reduce the amount of earnings they generate.

         We could be subject to the impact of a deteriorating economic environment within the developed countries.

        Many of the countries in which we operate receive significant inflows of funds from relatives and friends in developed countries that work abroad. A significant deterioration in the developed country economies could impact the ability of those abroad to continue remitting funds because of job losses or reduced wages. Lower remittances would reduce the disposable income which would impact our revenues. The deterioration in developed economies could also put pressure on the amount of foreign aid the developed countries provide to developing countries in which we operate and could increase the local governments' need to generate revenue through taxation.

         Currency fluctuations or devaluations may reduce the amount of profit and the value of assets that we are able to report.

        Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities and our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom's earnings, assets and cash flows as our operating subsidiaries have US$ debt, because of lack of available financing in local currencies.

        We generally are not able to hedge our foreign currency exposures, because of lack of available instruments in the countries where we operate. Millicom had a net exchange loss of $32 million for the year ended December 31, 2009, compared to a loss of $52 million for the year ended December 31, 2008.

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

        Although there are foreign exchange controls in some of the countries in which our mobile telephone companies operate, none of these countries currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where we operate, or foreign exchange controls may be introduced in countries where we operate that do not currently impose such restrictions, in which case, the Company's ability to receive funds from the operations will subsequently be restricted, which will negatively impact the Company's revenues.

        In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effects of this are time delays in accumulating significant amounts of foreign currency and exchange risk, which could have an adverse effect on the Group's results of operations.

         Our ability to reduce our foreign currency exposure may be limited by restrictions on hedging instruments.

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

         Our failure to comply with local and international laws and regulations could result in liabilities and sanctions and this would have a material adverse effect on our business.

        We are subject to several laws and regulations with worldwide application, including as promulgated by:

  •
  the Organization for Economic Cooperation and Development (OECD),

  •
  the European Union (EU), through directives that are either directly applicable or that get translated into the law of the country of incorporation,

  •
  the federal laws of the United States of America, including the securities laws thereof and the U.S. Foreign Corrupt Practices Act of 1997, and

  •
  the Grand Duchy of Luxembourg, where the Company is incorporated.

        These laws and regulations affect where and how our business may be conducted. In addition, our shareholders, lenders, suppliers or other entities with which the Company and its operating subsidiaries conduct business may be subject to or seek to comply with these laws and regulations. Even though the Company has maintained a focus on its compliance efforts, there is always a risk that non-compliance issues may arise with respect to the Company or its operating subsidiaries or any employee thereof. Any instances of non-compliance may result in consequences ranging from negative publicity and reputational damage to criminal and civil liability and the application of fines or disgorgement of profits to the Company on account of any of its employees or directors or the employees or directors of any of its operating subsidiaries. Any of the foregoing would have a negative impact on our business, financial condition or the results of operations.

Risks Related to our Operations and the Mobile Telephony Market

         We face intense competition in the mobile telephone operator market.

        Our mobile telephony operations face competition from other mobile telephone operators in the markets in which they operate, as well as fixed line operators in some markets. Our main competitors are America Movil, MTN, Zain, France Telecom, Vodafone and Telefonica.

        We expect that additional mobile telephony licenses will be granted in some of our existing markets. Moreover, additional licenses may be awarded in markets where we already face competition from other technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more mobile telephone operators than the market is likely to sustain. In addition, in some of our markets, our competitors may have a greater coverage area than we do. The mobile telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area, accessibility of distribution and price. Many of our competitors have substantially greater capital resources than we do. Price competition is significant.

        There is also a risk that, as new competitors enter into our markets and price competition intensifies, our customers may move to another mobile telephone operator. This may result in a decline of our revenue, which would adversely affect our results of operations.

        Any failure by us to compete effectively or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers could have a material adverse effect on our revenues and overall results of operations.

         The mobile telephony market is heavily regulated and taxed.

        The licensing, construction, ownership and operation of mobile telephone networks, and the grant, maintenance and renewal of mobile telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets that we service. In addition, such matters and certain other aspects of mobile telephone operations, including rates charged to customers and the resale of mobile telephone services, may be subject to public utility regulation in the relevant market. Our operations also typically require governmental permits, including permits for the construction and operation of cell sites. While we do not believe that compliance with these permit requirements generally has a material adverse effect on our company, we may become subject to claims or regulatory actions relating to any past or future non-compliance with permit requirements and any change in the regulation of our activities, such as increased or decreased regulation affecting prices or requirements for increased capital investments, may materially adversely affect us. We saw increased taxation over the last year as a result of budgetory pressure from many governments because of the economic crisis.

         Most of the countries in which we operate do not have universal service obligations and if such obligations were implemented the profitability of our operations may be negatively impacted.

        The purpose of universal service is to provide access to persons in non-urban areas and isolated areas with telephone and other telecommunications services by the telecommunications build-out in rural areas through subsidies. There is a telecommunications divide in all of the countries in which we operate in relation to access to telecommunications services (mobile, internet access, higher bandwidth telecommunication services) between urban and rural areas. When such services are available, they usually come at a significantly higher cost to the customer than in urban areas due to the lower population density in rural areas that are often hard to reach due to the lack of the most basic infrastructure, in particular roads and electricity. The goal of universal service is to promote the availability of quality services at fair, reasonable and affordable rates in all areas of the country, to increase access to advanced telecommunications services, and to enhance the availability of such services to all consumers, including those in isolated rural areas at rates that are reasonably comparable to those charged in urban areas. For instance, India has implemented a universal service obligation in its New Telecom Policy 1999 funded by telecommunications operators paying a part of their net earnings into the Universal Service Obligation Fund (USOF). We therefore believe that universal service obligations are a trend in telecommunications that may eventually become law in the countries in which we operate.

        To date, none of the emerging markets in which we operate in have universal service obligations.

        We expect that some of the countries in which we operate may do so in the future. We believe this will have a negative impact on our profitability.

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

         The industry is characterized by rapid technological change, which could render our products obsolete and cause us to incur substantial costs to replace our products.

        Fixed network and other system equipment used in the mobile telephone industry have a limited life and must be replaced frequently due to damage or as a result of ordinary wear and tear.

In addition, substantial expansion of existing networks is required to remain competitive. Our networks are based on the GSM standard. In our Latin America markets, Mauritius and Rwanda, we have both GSM and 3G networks. The GSM standard has been most appropriate for our markets because it has the greatest availability of handsets with strong functionality and has relatively low repair and maintenance costs. As new technologies are being developed besides GSM and 3G, such as third generation systems, including WiMAX and LTE, equipment may need to be replaced or upgraded or a mobile telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. To the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations. LTE or 4G is currently under implementation in some countries. Its benefits are still unknown and we may have to invest significant amount of money to follow competition and to secure our competitivness with this technology.

         The mobile telephony sector may be forced to open up access to its spectrum which may create further competition.

        In line with current trends in the U.S. and European Union, where spectrum regulation may intend to change in such a way that spectrum formerly reserved exclusively for GSM operators could be opened to other uses, such as 3G or LTE, and/or new spectrum is freed such as the 700 Mhz band, we could find that new competitors are given access to our markets. Although we do not believe such changes will occur in the near future, we believe these developments are likely to influence telecom regulatory trends in other parts of the world. If such trends become law, our competitive position in the relevant countries may become adversely affected.

         If we cannot successfully develop and manage our networks and distribution, for example as a result of natural disasters, we will be unable to expand our customer base and will lose market share and revenues.

        Our ability to increase our customer base depends upon the success of the expansion and management of our networks and distribution. The build-out of our networks and distribution is subject to risks and uncertainties which may delay the introduction of service and increase the cost of network construction. Such uncertainties may include natural disasters, the risk of hurricanes, volcanic activity and earthquakes in Central America, and flooding in low-lying areas in Bolivia and Paraguay (as occurred in the first quarter of 2007). Other risks include sabotage and theft, which is an ongoing risk particularly in Colombia and DRC. To the extent we fail to expand our network and distribution capabilities on a timely basis, we may experience difficulty in expanding our customer base.

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

        Our operations are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government owned public telecommunications operators or competing mobile telephone operators. Our financial results are affected by the cost of transmission and leased lines to secure interconnection. We may not be able to maintain interconnection or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. In December 2007, the Colombian regulator significantly reduced the interconnect rate. Since we have a customer base that receives significantly more calls from other networks than it makes, the change in the interconnect rate has had a significant impact on the revenues and profitability of this operation.

         Current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the extensive publicity or possible resultant litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

        Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including aircraft guidance systems, automobile braking and steering systems (e.g., GPS), and civil and military radars. Although we expect that the actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks will not significantly adversely affect us, its actual impact is difficult to estimate. It may have the effect of reducing our customer growth rate, customer base or average use per customer, which would have a negative impact on the market price of our shares.

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

        Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditure or sell assets. We may have difficulty to access the financial markets as we are not an investment grade rated credit. In addition, banks are refocusing on their domestic markets as a consequence of the financial crisis and we are operating in Luxembourg with few national banks. This could impact the operating performance of our business.

         Our debt may have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

        As of December 31, 2009, Millicom's total consolidated indebtedness was $2.3 billion. Of this amount, $0.5 billion represented the Company's indebtedness and $1.8 billion represented our consolidated share of the indebtedness of our subsidiaries and joint ventures.

        Corporate guarantees issued by the Company secured $0.8 billion of the indebtedness of our operations at December 31, 2009. The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1.2 billion at December 31, 2009.

        If we substantially increase our level of indebtedness, it may have important negative consequences for us. For example, it may:

  •
  require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditure and other general corporate purposes;

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

         Our ability to receive funds from and to exercise management control over our operations can be dependent upon the consent of our partners who are not under our control. Disagreements or unfavorable terms in the agreements governing our joint ventures may adversely affect our operations.

        We participate in the following operations where we have local partners with sufficient minority rights to prevent us from having full control: Guatemala, Honduras and Mauritius. Our participation in each operation differs from market to market. Often our ability to withdraw funds, including dividends, from these operations and to exercise management control over our partners depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be negatively affected if disagreements develop with our partners.

        We rely upon dividends and other payments from our operations to generate the funds necessary to meet the Company's obligations, including the Company's debt obligations. The local operations are legally separate and distinct from the Company and have no obligation to pay amounts due with respect to the Company's obligations or to make funds available for such payments. Our local operations do not guarantee the Company's obligations. The ability of our operations to make such payments to the Company will be subject to, among other things, the availability of funds, the agreement of our partners, the terms of each operation's indebtedness and local law. The majority of our local operations have entered into financing facilities, which are often guaranteed by the Company, many of which restrict the payment of dividends by those operations to the Company. Claims of creditors of our operations, including trade creditors, will generally have priority over our claims and the holders of our indebtedness.

         Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

        Investment AB Kinnevik our largest shareholder owned 37,835,438 shares in Millicom, representing approximately 35% of the voting shares as at December 31, 2009. The Kinnevik group and its subsidiaries, the non-independent directors, the Stenbeck estate, and certain Stenbeck Trusts, beneficially owned 38,799,862 shares in Millicom, representing approximately 36% of Millicom's outstanding shares as at December 31, 2009. Kinnevik and its affiliates, having a significant ownership in Millicom, could have significant influence over our management and affairs. The influence that they have may not always be consistent with your interests.

         Some of our directors hold positions with Investment AB Kinnevik ("Kinnevik"), which may present conflicts that may be resolved in a manner not consistent with your interests.

        Two Millicom board members hold executive and/or director positions with Kinnevik. These positions may create, or appear to create, potential conflicts of interest when these directors are faced with decisions that may have different implications for us or Kinnevik. There is a risk that these conflicts may ultimately be resolved in a manner not consistent with your interests.

         The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

        We are incorporated under the laws of the Grand Duchy of Luxembourg (European Union). Most of our directors and executive officers are residents of countries other than the United States. Most or a substantial portion of our assets and those of most of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our Luxembourg counsel, Allen & Overy that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, is not enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute.

ITEM 4.    INFORMATION ON THE COMPANY

Background

Overview

        We are a global telecommunications group with mobile telephony operations in the world's emerging markets. We also operate fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue growth while delivering operating profitability.

        As at December 31, 2009, we had 14 mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia. African Millicom's operation in Sierra Leone was sold on November 25, 2009; Millicom's operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009 (see note 5). In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008, Millicom was successful in the tender for the third national mobile license in Rwanda. Services in Rwanda were launched in early December 2009.

        As of December 31, 2009, the countries where we had mobile operations had a combined population of approximately 267 million. This means that 267 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 34 million as at December 31, 2009.

        Most of our markets are attractive due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth of our services in the markets because our services are essential for basic communication in the markets in which we operate, and therefore we believe that the percentage of GDP spent on the services we offer will continue to grow in our markets.

Summary of Highlights and Recent Developments

        On March 2, 2009, Millicom announced that the Board appointed Mikael Grahne to succeed Marc Beuls as President and Chief Executive Officer (CEO). Mikael Grahne had been the Chief Operating Officer of Millicom since February, 2002 and has been responsible for the development of Millicom's operational strategies, including the development of the tigo® brand.

        On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. Completion of the transaction was subject to certain conditions, which were not satisfied before the year-end.

        On October 16, November 25 and November 26, 2009, respectively, Millicom completed the sale of its operations in Sri Lanka, Sierra Leone and Cambodia, for total proceeds of $155 million, $1 million and $353 million, respectively, realising a total net gain of $289 million. Total transaction costs amounted to $11 million.

        On December 4, 2009 Millicom officially started its mobile telephone operations in Rwanda.

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its sites (see note 35).

Strategy

        Our strategy is to be a leading wireless/broadband operator and to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs whilst at the same time offering network quality and wide distribution. We believe that, given the relatively low mobile penetration levels in most of our markets compared to more developed markets, we can continue to achieve significant growth in our customer base while continuing to improve our operating margins and cash flows by rolling out our tigo® brand across most of our operations and focusing on our triple "A" operating strategy:

  •
  Affordability—means the best value for money by offering competitive tariffs, but more importantly by having low denomination prepaid reload terms so that our services are suitable for low-income customers. This is vital in order to increase penetration levels, the rate of Millicom's customer acquisition and minutes of use.

  •
  Accessibility—means making the purchase of minutes as easy as possible by providing ready access to prepaid services, whether through scratch cards or e-PIN, which enables customers to top-up their prepaid minutes over the air. As at December 31, 2009 Millicom had approximately 566 thousand distribution outlets (approximately 610 thousand as of December 31, 2008), which we believe place us ahead of our competitors in providing greater accessibility to and visibility of our prepaid services.

  •
  Availability—means having an extensive network with sufficient capacity so that mobile services are readily available to our customers in as many locations as possible. Millicom has invested substantially in its networks installing GSM,GPRS,EDGE and more recently 3G, and expanding these networks into rural as well as urban areas. As at December 31, 2009 and 2008 we had a total of over 13 thousand base stations in our mobile operations.

        Focusing on growth.    We believe there is a significant opportunity for further growth in our markets due to the relatively low mobile penetration levels (the weighted average penetration rate in the markets in which we operate is 45.5% as at December 31, 2009) as many of our markets, mainly in Africa, have high growth potential and substantial unmet demand for basic voice telephony services. We believe we can grow our customer base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We see more and more opportunities with value-added services ("VAS"), especially in more mature markets. VAS (non-voice) accounted for 21% of our recurring revenues in the last quarter of 2009. We will continue to invest in our existing mobile operations, where we believe we can generate attractive returns. In addition, we would consider to increase our equity ownership in those of our operations where we still have either joint-venture or non-controlling partners, provided it is permitted under the terms of our license, through buy-outs of our partners when the opportunities arise. We may, using a disciplined financial approach, participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines and provided there is group-wide synergy potential. We will also look to expand into other services such as broadband in our existing markets. We will consider external growth opportunities outside our existing markets, mainly in Latin America and Africa.

        Improving cost efficiencies and capturing synergies.    We continue to seek ways to further reduce our cost base by rationalizing our operations. We maintain a strict centralized cost control program across our operations which lowers our operating costs. In addition, we expect to realize additional synergies across our operations, such as sharing of information, human resources, best practices and technologies and centralized negotiations of financing and supply contracts for network equipment.

        As part of our cost reduction program, we have sold most of our towers in Ghana (see note 35), which creates a significant value through a combination of cash, reduction of operating expenses, decrease of future capital expenditure and retention of a majority stake in the newly created tower company, which bought our Ghanian towers.

        Introducing new technologies.    We may consider introducing new technologies in markets where customer demand is strong for the relevant technologies or products and where we believe the introduction of the new technologies are likely to generate substantial incremental revenue.

        Some voice technologies, like VoIP (Voice over Internet Protocol), are becoming increasingly widespread. VoIP allows voice communication by sending data packages with voice encapsulated over data networks. These services are increasing their presence to compete with fixed-line services and international calls rather than with mobile telephony services.

        We are beginning to see strong demand for broadband services in some of our markets, particularly in the relatively more mature markets in Latin America. We are meeting this growing customer demand, with our 3G (HSDPA) networks since this provides a very spectrally efficient wireless solution. This technology has been deployed in Latin America using the current existing 850 and 1900MHz spectrum.

        Other new technologies are starting to appear. One of them is Long Term Evolution (LTE) and mobile WiMAX 802.16m based on a new OFDMA technology. These technologies allow operators to have an all IP packet only connection. We may acquire LTE and/or WiMAX licenses or spectrum in our countries of operation where they are available to ensure we can offer LTE and/or WiMAX- based services if and when our customers demand them at reasonable prices.

        If future successful technologies are different from those adopted by us, we may decide additional investment in network equipment and training is desirable.

        Introducing new products and services.    In 2010, Millicom will continue to launch innovative value-added services such as music related services, interactive content services and advanced SMS services to address the needs of our customers. In selected markets, in 2009, Millicom tested the mobile payment and transactional services that will provide added convenience to Millicom's customers. This will be another tool for us to retain customers and grow revenues and earnings.

        Sales, marketing and distribution.    We pursue a low-cost, innovative and high-impact approach to sales, marketing and distribution. Except in a few countries, we do not provide handset subsidies for our prepaid customers. As a result, we typically have low overall customer acquisition costs. In addition, we are focused on strengthening our distribution footprint and expanding our mass-market customer reach by distributing prepaid cards through mass-market or retail outlets such as local convenience stores, newspaper stands, and street vendors.

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

Competitive Strengths

        We believe that our competitive strengths enable us to benefit from the increasing demand for the services provided by mobile operators in emerging markets. Our competitive strengths include:

        Established prepaid operator.    Our focus on prepaid mobile services for the mass market offers the advantage of lower customer acquisition and operating costs, which typically results in higher margins and a faster average payback time (on average, less than three months). In addition, prepaid customers allow us to eliminate customer bad debt issues and billing and collection costs. The introduction of prepaid mobile services has opened up the market for mobile services to customers who have previously been denied access to mobile service. Increased demand for prepaid mobile services is also rising from business users and those customers who purchase prepaid credits in order to control their telephone costs, creating a new segment of the market.

        Delivering profitable growth.    One of our key strengths is our ability to grow our businesses while enhancing our operating profitability. We have generally been able to acquire our licenses at low cost with minimum build-out requirements. We aim to achieve strong customer growth while decreasing customer acquisition costs through the creation of well-known perceived price leading brands. Additionally, we have developed an extensive distribution network at low cost that provides our customers with broad service coverage, further leveraging our brand name in most of our operations.

        Track record of innovation.    We believe that innovation is another key to our success. In nearly all of our markets, we were the first to launch branded prepaid mobile services which now are prevalent in our markets. We have been the first to focus on non-traditional distribution channels to increase our mass-market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced our sales and marketing costs. We have also introduced e-PIN and per second billing in most of our markets. We pioneered the introduction of all you can eat plans in Africa with our "X-treme promotions". We are offering 3G broadband services in our Latin American markets, Mauritius and Rwanda.We are offering WiMAX services in some selected countries where we have acquired WiMAX licenses (such as in Paraguay, Bolivia and El Salvador), and will continue to expand if and when our customers demand these services and we are able to provide them at reasonable prices. Because we focus on prepaid services and low costs, we believe that we offer the best value proposition to the customer.

        Low operating costs and high capital efficiencies.    We establish services in markets that we believe offer high potential financial returns and substantial operational leverage. We operate sizeable networks covering areas of the highest population density and business activity. Any further build-outs of our network infrastructure are demand driven. In addition, our migration to GSM has lowered our investment per capacity minute with faster payback times.

        Integrated strategy.    We actively pursue the many synergies inherent in our multicountry operations and the increasing scale in our existing markets. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies; centralized negotiation of financing and of supply contracts for network equipment, and the rollout of a single brand, tigo®, to most of our operations. For example, our operations in Africa have been able to draw on the operational and managerial experiences and resources of our operations in Central and South America.

        Diversified operations.    We believe our 14 mobile operations based in 14 countries on three continents as at December 31, 2009 provide a balance of established cash flow generation and high-growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency. For example, we have continued to grow our total mobile customer base and operating profitability despite the expiry of our BCC contract in Vietnam in May 2005 and the divestiture of our operations in Peru and Pakistan.

        Highly skilled senior management.    Our highly skilled senior management has extensive experience in both the telecommunications industry and the Fast-Moving Consumer Goods sector, which are critical to properly implement our operating strategy. Many of our senior executives have spent more than 10 years working in emerging markets and have demonstrated their ability to manage costs while managing rapidly growing businesses and starting up and successfully integrating new businesses, as has been the case in Colombia and recently with our Amnet operations in Central America.

License Acquisition

        As we established an early presence in most of the markets in which we operate, in most cases we have been able to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. In some cases, we operate with prominent local business partners through companies over which we typically exercise management control.

        Licenses are generally sought through a competitive application process in which the license is awarded on the merits of the application. In some cases, our operations pay royalties on revenue or income to governments and all of our mobile operations pay interconnection fees to other telecommunications operators during the license period. Although the pursuit of mobile telephone licenses is usually highly competitive, historically our operating companies have been successful in obtaining licenses over other license applicants, including major international telecommunications companies.

        From time to time, Millicom meets difficulties when negotiating the terms of existing licenses. Millicom is currently engaged in a dispute with the Senegalese government regarding the maintenance of the existing Sentel license. The government of Senegal alleges that it has cancelled Sentel's license and seeks damages against Sentel and Millicom under various theories. Millicom believes that the action filed by the Republic of Senegal is baseless and ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum. Millicom's commitment to its business in Senegal remains strong and its subsidiaries Millicom International Operations, B.V. and Sentel intend to vigorously pursue all available remedies in the matter before an international arbitration forum. Millicom is still in effective control of its Senegalese operations and seeking ways to find an amicable solution with the Senegalese authorities.

Management Structure

        The Millicom management team is led by Chief Executive Officer and President, Mikael Grahne, previously Millicom's Chief Operating Officer, who took over the position from the former Chief Executive Officer, Marc Beuls, on March 2, 2009. The Chief Executive Officer has overall responsibility for the business and Millicom's strategy. Our Chief Financial Officer, Francois-Xavier Roger, oversees the financial, administrative and accounting areas. Our Chief of Tigo People, Carel Maasland, oversees the development of our employees, compensation and benefits and the recruitment of new talent.

        We primarily operate in three major geographic regions of the world: Central America, South America and Africa. Mario Zanotti is our Head of Latin America (Central and South America) and Regis Romero is our Head of Africa. They both report directly to our Chief Executive Officer and are responsible for the day-by-day operations. We believe this structure allows us to maintain a high degree of coordination, cooperation and sharing of information among the various managers while providing a degree of regional responsibility that ensures quick and effective decision making.

The Industry

Mobile Telecommunications Industry Overview

        Mobile Telecommunications Technology.    Mobile telecommunication systems are capable of providing high quality, high capacity voice and data communications to and from mobile handsets and devices. Mobile telecommunications systems are capable of handling thousands of calls simultaneously and providing service to hundreds of thousands of customers in any particular area.

        Mobile telecommunications technology is based upon the division of a given geographical area into a number of cells and the simultaneous use of radio channels in non-contiguous cells within the system. Each cell contains a low power transmitter/receiver at a base station that communicates by radio signal with mobile telephones in that cell. Each cell is connected by microwave or optical fiber to a central switching point or Mobile Switching Center (MSC or "switch") that controls the routing of calls and which, in turn, is connected to the public switched telephone network, if one exists, or to other mobile operators. It is the switch's mobility management function that allows mobile telephone users to move freely from cell to cell while continuing their calls through a process called hand-off.

        Mobile telecommunications systems generally offer customers the features offered by the most up-to-date fixed-line telecommunications services. Mobile telecommunications systems are interconnected with both the fixed-line telecommunications network and other mobile networks. As a result, customers can receive and originate local, long-distance and international calls from their mobile telephones. Mobile telecommunications system operators therefore require an interconnect arrangement with the local fixed-line telecommunications companies and/or other mobile network operators, and the terms of such arrangements are material to the economic viability of the system.

        A mobile telecommunications system's capacity can be increased in various ways. Increasing demand may be satisfied, in the first instance, by adding available channel capacity to cells through the addition of extra transmitters. When all available channels are used, further growth can be accomplished through a process known as cell splitting. Cell splitting entails dividing a single cell into a number of smaller cells, through the construction of additional base stations, thereby allowing for greater channel reuse and hence increasing the number of calls that can be handled in a given area.

        Millicom uses mainly GSM technology in its operations that are GPRS, EDGE and in some markets 3G enabled. GSM is a digital standard for mobile telecommunications systems that countries have adopted as a common standard. GSM offers increased value-added services and enables transmissions to be made in encrypted form so that conversations cannot easily be intercepted. The GSM system allows customers to use their mobile telephones in any country where the GSM system has been adopted and where appropriate roaming agreements are implemented, providing increased mobility and flexibility. GSM systems are the most ubiquitous worldwide.

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

        New competing technologies have started to be deployed. The first one of them is 3G (WCDMA) using HSDPA since this provides a very spectrally efficient wireless solution. This technology is being deployed in Asia and Africa in the 2100MHz spectrum while in the Americas 3G is using the current existing 850 and 1900MHz spectrum.

        During the last two years, in our Latin America markets we have introduced 3G networks based on W-CDMA/HSDPA (High-Speed Downlink Packet Access). WCDMA is a system based on the third generation (3G) of mobile phone standards and technology that allows the transmission of large volumes of data at high speeds. 3G technologies enable us to offer our users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. 3G enables us in Latin America, Mauritius and Rwanda to offer new Services to our corporate as well as prepaid users like video calls, mobile broadband data, full Internet experience with richer mobile content. The main reason to introduce 3G /HSDPA networks are:

        New market opportunities.    It allows us to enter new markets and provide new services, such as the wireless broadband market, which we believe has significant growth potential throughout Latin America.

        Increased data and voice capacity.    Our new 3G networks give us more capacity to provide data and voice services than our existing GSM network using our current spectrum.

        Cost effective deployment.    3G networks can be colocated with existing infrastructure allowing faster and more cost effective network deployment.

        Other new technologies have also started to appear, such as Long Term Evolution (LTE), mobile WiMAX 802.16m and Ultra Mobile Broadband (UMB) based on a new OFDMA technology. This eventually will allow operators to have an all IP packet only connection. Most of the largest operators in the world are choosing the LTE evolution path.

        In the event that future successful technologies are different from those adopted by the Company, the Company will be forced to make additional investments in network equipment replacement and training.

        Operating Characteristics.    The mobile telecommunications industry is typically characterized by high fixed costs and low variable costs. Until technological limitations on total capacity are approached, additional mobile telecommunications system capacity can usually be added in increments that closely match demand and at less than the proportionate cost of the initial capacity. The industry is also seeing declining equipment prices in real terms. Once revenues exceed fixed costs, incremental revenues are expected to yield an increasing operating profit, giving mobile operators an incentive to stimulate and satisfy demand for their services in the market. The amount of profit, if any, under such circumstances is dependent upon, among other things, prices and variable marketing costs, which, in turn, are affected by the amount and the extent of competition. As competition increases in markets, prices have fallen with the result that revenues and operating profits increase at a lower rate than customer growth. In addition, as penetration rates increase, there is a tendency for a higher proportion of new customers to use prepaid services. Prepaid customers tend to have lower usage than credit customers, but the operating margin on prepaid is generally higher than with credit customers as the risk of customer bad debt is eliminated and there generally is no subsidizing of handsets.

        As these services are using radio spectrum, which are generally monitored and regulated by governments, the utilization of frequencies generally requires that appropriate licenses are obtained from pertinent authorities. The granting of licenses may involve significant fees, either paid as fixed upfront amounts or as variable charges.

Development of the Mobile Telecommunications Industry

        Mobile Telecommunications in Developed Countries.    The first mobile telecommunications networks were introduced in Scandinavia in the early 1980s and experienced modest growth for the first few years. Over the last years, however, mobile telecommunications have grown rapidly. All developed countries now have mobile telecommunication service and the levels of penetration have increased substantially in these countries.

        Given the rapid growth of mobile telecommunication traffic in developed countries and high levels of penetration, the industry is increasingly introducing new technologies that will expand capacity and improve service. In industrialized nations, mobile operators have implemented "third generation" mobile technology and have plans to introduce "fourth generation" mobile technology that will allow faster access to the Internet.

        Mobile Telecommunications in Developing Countries.    While the mobile telecommunications industry is well-established in the developed world, the mobile telecommunications industry in the developing world is still in a relatively high growth phase. Millicom believes that mobile telecommunications will continue to grow in developing countries because of the poor quality of the existing fixed-line service, the unsatisfied demand for basic telecommunications service and the increasing demand from users who want the convenience of mobile telephones. In some countries the mobile communications network provides significantly improved access to the local and international fixed-line network compared with the existing fixed-line service, as well as access to the Internet Penetration rates (the number of customers per 100 people) are lower in developing countries than in developed countries. Consequently, Millicom believes that its markets offer high growth potential.

        For developing countries, mobile telecommunications networks can represent a faster and more cost-effective method of expanding telecommunications infrastructure than traditional fixed-line networks. Fixed-line networks involve extensive outside infrastructure in the form of buried or overhead cable networks, while mobile telecommunications networks require less construction activity.

Other Mobile industry trends

        Another trend in the mobile industry, and a new market opportunity, is the integration of mobile services with broadband, fixed line and cable TV services to offer packages known as "triple" and "quadruple" play services.

Competitive Position in the Market

        The following table shows certain estimated information regarding the competitive position of Millicom's continuing operations in each of its mobile telephony markets as at December 31, 2009. This information was derived from active customers based on interconnect activity on our own networks. Millicom operates in developing economies and markets and believes that the data research available in these countries is not always accurate, consistent or verifiable. Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of Millicom's mobile telephony operations in comparison to its competitors.

Estimated Market Share Ranking at December 31, 2009
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%	Less than 10%	December 31, 2009(i)
Central America
El Salvador	—	Millicom	Am. Movil Telefonica Digicel	Red Intelfon	1 of 5
Guatemala	—	Millicom Am. Movil	Telefonica	—	1 of 3
Honduras	Millicom	—	Am. Movil Digicel	Honducel	1 of 4
South America
Bolivia	—	Entel Millicom NuevaTel	—	—	2 of 3
Colombia	Am. Movil	—	Telefonica	Millicom	3 of 3
Paraguay	Millicom	Personal	Am. Movil	Vox	1 of 4
Africa
Chad	Celtel (Zain)	Millicom	—	—	2 of 2
DRC	—	Millicom Celtel	Vodacom CCT	Standard	1 of 5	(ii)
Ghana	MTN	Millicom	One touch	Kasapa T. (Hutchison) Zain	2 of 5
Mauritius	Orange	Millicom	—	Mahanagar T.	2 of 3
Rwanda	MTN	—	RwandaTel	Millicom	3 of 3
Senegal	Sonatel Mobiles (France T).	Millicom	—	Expresso Kirene	2 of 4
Tanzania	—	Vodacom Millicom Zain		Zantel TTCL Mobile Bol SasaTel	2 of 7
Asia
Laos	Lao Tel.	—	ETL Mobile Millicom	Lao Asia Tel. (LAT)	3 of 4

(i)
Source: Millicom market share derived from active customers based on interconnect activity on our own networks.

(ii)
in Kinshasa/Bas Congo area.

Operations

Description of operations

        Descriptions of each of our operations and other related businesses are provided below. The description of our operations is divided into the following regions and businesses:

          Central America— Millicom's mobile operations comprise El Salvador, Guatemala and Honduras.

          South America— Millicom's mobile operations comprise Bolivia, Colombia and Paraguay.

          Africa— Millicom's mobile operations comprise Chad, Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania. Millicom's operation in Sierra Leone was classified as discontinued in 2008 and sold on November 25, 2009 (see note 5).

          Cable— Millicom's cable, broadband, television, fixed telephony and corporate data business across Central America.

          Asia— Millicom's mobile operations comprise Laos. The entire Asia segment was classified as discontinued in 2009. Millicom's operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009 (see note 5).

        The table below sets forth our revenue from continuing operations by operating segment, in percent of total revenues, for the periods indicated.

	2009	2008	2007	2006	2005
Central America	39%	44%	48%	55%	57%
South America	32%	32%	33%	23%	18%
Africa	23%	23%	19%	22%	25%
Cable	6%	1%	—	—	—
Total	100%	100%	100%	100%	100%

Subsidiaries and their Market Presence

        The following table shows certain information for each of Millicom's mobile operations as at December 31, 2009.

Market	Company Name	Ownership	Method of Consolidation(1)	Start-Up/ Acquisition Date	Estimated Population of Area under License(2)	Mobile Penetration as of December 31, 2009(3)
		(percent)			(millions)	(percent)
Central America
El Salvador	Telemóvil El Salvador S.A.	100.0%	S	1993	7	102%
Guatemala	Comunicaciones Celulares S.A.	55.0%	JV	1990	13	81%
Honduras	Telefónica Cellular S.A.	66.7%	JV	1996	8	89%
South America
Bolivia	Telefónica Celular de Bolivia S.A.	100.0%	S	1991	10	54%
Colombia	Colombia Móvil S.A. E.S.P.	50.0% +1 share	S	2006	46	95%
Paraguay	Telefónica Celular del Paraguay S.A.	100.0%	S	1992	7	86%
Africa
Chad	Millicom Tchad S.A.	100.0%	S	2004	10	17%
DR of Congo	Oasis S.P.R.L.	100.0%	S	2005	69	8%
Ghana	Millicom Ghana Company Limited	100.0%	S	1992	24	51%
Mauritius	Emtel Limited	50.0%	JV	1989	1	80%
Rwanda	Tigo Rwanda S.A.	87.5%	S	2009	10	20%
Senegal	Sentel GSM S.A.	100.0%	S	1999	14	42%
Tanzania	MIC Tanzania Limited	100.0%	S	1994	41	28%
Asia
Lao People's D.R.	Millicom Lao Co. Limited	74.1%	S	2003	7	17%
Total					267

(1)
JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting in which only our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest are consolidated. Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, capital structure and voting protocols of the board of directors of the relevant entity, as well as the influence it has over day-to-day operations.

    S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

(2)
Source: The U.S. Central Intelligence Agency's "The World Factbook" for 2009.

(3)
Source: Millicom. We derive penetration rates from estimates of the total active customers in the relevant market based on interconnect traffic.

Selected Operating Data

        The following table presents, at the dates and for the periods indicated, selected operating data for each of Millicom's mobile continuing operations.

	As at December 31,
	Total Customers			Prepaid Customers as % of Total Customers
Market	2009	2008	2007	2009	2008	2007
Central America
El Salvador	2,780,229	2,528,056	2,217,560	92%	92%	91%
Guatemala	5,379,467	4,413,519	3,681,405	96%	97%	97%
Honduras	4,742,014	4,239,676	2,925,959	95%	95%	95%
Subtotal Central America	12,901,710	11,181,251	8,824,924	95%	95%	95%
South America
Bolivia	2,023,412	1,399,048	1,055,823	93%	94%	96%
Colombia	3,743,671	3,313,851	2,769,884	83%	87%	90%
Paraguay	3,048,134	2,747,872	2,067,019	89%	90%	92%
Subtotal South America	8,815,217	7,460,771	5,892,726	87%	90%	92%
Africa
Chad	1,017,159	541,159	323,356	100%	100%	100%
DR Congo	1,511,105	1,048,419	546,500	100%	100%	100%
Ghana	3,094,176	2,887,927	2,023,091	100%	100%	100%
Mauritius	437,428	421,683	365,018	92%	93%	93%
Rwanda	74,785	—	—	—	—	—
Senegal	2,090,067	1,852,461	1,118,505	100%	100%	100%
Tanzania	3,978,457	2,297,003	1,191,678	100%	100%	100%
Subtotal Africa	12,203,177	9,048,652	5,568,148	100%	100%	99%
Total	33,920,104	27,690,674	20,285,798	95%	95%	95%

CENTRAL AMERICA

        Central America consists of Millicom's mobile operations in El Salvador, Guatemala and Honduras. Millicom Central America's licenses covered approximately 28 million people as at December 31, 2009.

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

        Despite being the smallest country geographically in Central America, El Salvador has the third largest economy. Economic growth has been modest in recent years and contracted by 2.6% in 2009. El Salvador leads the region in remittances per capita with inflows equivalent to nearly all export income and about a third of all households receive these financial inflows. In 2006 El Salvador was the first country to ratify the Central America-Dominican Republic Free Trade Agreement ("CAFTA"). CAFTA has bolstered exports of processed foods, sugar, and ethanol, and supported investment in the apparel sector, which faced Asian competition with the expiration of the Multi-Fiber Agreement in

2005. In anticipation of the declines in the apparel sector's competitiveness, the previous administration sought to diversify the economy by promoting the country as a regional distribution and logistics hub, and by promoting tourism investment through tax incentives. El Salvador has promoted an open trade and investment environment, and has embarked on a wave of privatizations extending to telecom, electricity distribution, banking, and pension funds. In late 2006, the government and the Millennium Challenge Corporation signed a five-year, $461 million compact to stimulate economic growth and reduce poverty in the country's northern region, the primary conflict zone during the civil war, through investments in education, public services, enterprise development, and transportation infrastructure. With the adoption of the US dollar as its currency in 2001, El Salvador lost control over monetary policy. Any counter-cyclical policy response to the downturn must be through fiscal policy, which is constrained by legislative requirements for a two-thirds majority to approve any international financing. El Salvador had a population of about 7 million people at the end of 2009. The 2009 GDP real growth rate was estimated at a negative 2.3% and GDP per capita at about $6,000.

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

        Millicom has a 100% equity interest in Telemóvil El Salvador, S.A. Millicom accounts for this operation as a subsidiary using the full consolidation accounting method.

        Telemóvil launched its operations in 1993 and was the only mobile services provider until 1999. Since its entry into the market, Telemóvil has expanded its coverage of the main cities rapidly and remains the market leader. The GSM network was launched in August 2004. Services offered also include broadband internet, fixed wireless telephony and public telephony. Tigo's 3G/HSDPA Network was launched in September 2008 offering services such as video calls, mobile internet (datacards) and all the current telecommunication services using 3G network.

        In 2009 there were 5 mobile services providers in the country. Telefónica and Telecom (initially owned by France Telecom) entered the market in 1999 as the second and third mobile operator, respectively. Digicel (privately owned) entered the market in 2001 with a GSM network as the fourth operator. Digicel was recently acquired by the Caribbean operator with the same name. América Móvil of Mexico acquired France Telecom's interest in Telecom in 2003. In October 2005, Intelfon (privately owned) entered the market as the fifth mobile operator, offering services based on the iDen push-to-talk technology. Intelfon has a negligible market share to date.

        Telemóvil was awarded a 15-year mobile license in September 1991 which was subsequently extended until 2018. Telemóvil acquired WiMAX spectrum in 1998.

        As at December 31, 2009, Millicom's network in El Salvador comprised 900 physical sites and covered 92% of the total population.

Guatemala

        Guatemala's government system is a constitutional democratic republic. In 1996, peace accords were signed which brought an end to a 36-year civil war. Although Guatemala has completed a successful transition from military to civilian government, the military retains considerable political power. In November 2007, Mr. Alvaro Colom was elected President with 52.82% of votes. Mr. Colom's Party is UNE, is of center-left tendency and does not control majority of seats in Congress.

        Guatemala is the most populous of the Central American countries. The agricultural sector accounts for about one-tenth of GDP and half of the labor force; key agricultural exports include coffee, sugar, and bananas. The 1996 signing of peace accords, which ended 36 years of civil war, removed a major obstacle to foreign investment, and Guatemala since then has pursued important reforms and macroeconomic stabilization. The Central American Free Trade Agreement (CAFTA) entered into force in July 2006 spurring increased investment and diversification of exports, with the largest increases in ethanol and non-traditional agricultural exports. While CAFTA has helped improve the investment climate, concerns over security, the lack of skilled workers and poor infrastructure continue to hamper foreign participation. The distribution of income remains highly unequal with more than half of the population below the national poverty line and 15% in extreme poverty. Guatemala has one of the highest malnutrition rates in the world. Other ongoing challenges include increasing government revenues, negotiating further assistance from international donors, curtailing drug trafficking and rampant crime, and narrowing the trade deficit. President Colom entered into office with the promise to increase education, healthcare, and rural development, and in April 2008 he inaugurated a conditional financial transfer program modeled after programs in Brazil and Mexico that provide financial incentives for poor families to keep their children in school. Given Guatemala's large expatriate community in the United States, it is the top remittance recipient in Central America, with inflows serving as a primary source of foreign income equivalent to nearly two-thirds of exports. Economic growth turned negative in 2009 as export demand from US and other Central American markets contracted and foreign investment slowed amid the global recession and economic recovery will probably be negligible in 2010. Guatemala had a population of about 13 million people at the end of 2009. The 2009 GDP real growth rate was estimated at a negative 0.5% and GDP per capita at about $5,200.

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

        Millicom has a 55% equity interest in Comunicaciones Celulares, S.A. (Comcel). The remaining 45% of the company is owned by Miffin Associates Corp., a Panamanian company controlled by our local partner Mr. Mario David Lopez Estrada. Millicom accounts for this operation as a joint venture using the proportionate consolidation accounting method.

        Comcel was the first mobile operator in Guatemala when it launched commercial operations in 1990. The company enjoyed a monopoly position until 1999 when Telefónica and Telgua (owned by América Móvil) entered the market as the second and third operators. In 2001, BellSouth of the U.S. entered the market as the fourth operator but Telefónica of Spain acquired BellSouth's operations in 2004. América Móvil offers an integrated telecommunications solution including fixed and mobile telephony, cable TV and internet services. América Móvil and Telefónica are Comcel's most challenging competitors. In March 2003 two additional mobile licenses were granted. One license was granted to Electrónica Industrial, S.A., which sold the usufruct of the spectrum to Comcel in November 2006. The other license was granted to Digicel Guatemala S.A., which launched commercial operations in 2009.

        Comcel operates GSM/GPRS/EDGE and 3G/HSDPA networks. The GSM/GPRS/EDGE network was launched in August 2004 and the 3G/HSDPA network was launched in August 2008. Comcel also provides international long-distance services, roaming service, internet services and local telephony services.

        In January 1990, Comcel was awarded its initial 20-year license to operate a nationwide 800MHz network. In March 2003, Comcel was awarded a revised license to operate 10MHz of frequency for a period of 15 years until 2018. In August 1998, as validated in October 2001, the license to operate another 4MHz spectrum was awarded for the period until 2013. This license can then be extended for a further 15 years. Comcel acquired 25 MHz in the 2.5 GHz spectrum to operate WiMAX in July 2006.

        As at December 31, 2009, Millicom's network in Guatemala comprised 2,194 physical sites and covered 98% of the total population.

Honduras

        Honduras' government system is a democratic constitutional republic. Since the regional peace process that took place in the late 1980s, democracy in Honduras has been strengthened. Presidential elections took place in November 2005, with the opposition candidate Manuel Zelaya Rosales of the Partido Liberal party being elected and taking office in January 2006. Mr. Rosales left power in June 2009 and an intermediary government took his place to run the country until the new elections, which were held in November 2009 with the same political parties leading the polls; with the win of the candidate Porfirio Lobo Sosa running for the National Party. This new government has been largely accepted by the international community.

        Honduras, the second poorest country in Central America, has a highly unequal distribution of income and high un- and underemployment. The economy relies heavily on a narrow range of exports, notably apparel, bananas, and coffee, making it vulnerable to natural disasters and shifts in commodity prices; however, investments in the maquila and non-traditional export sectors are slowly diversifying the economy. Nearly half of Honduras's economic activity is directly tied to the United States, with exports to the United States equivalent to 30% of GDP and remittances for another 22%. CAFTA came into force in 2006 and has helped foster investment, but physical and political insecurity may deter potential investors. The economy is expected to register marginally positive economic growth in 2010, insufficient to improve living standards for the nearly 60% of the population in poverty. Despite improvements in tax collections, the government's fiscal deficit is growing due to increases in current expenditures from increasing public wages. Tegucigalpa lacks an IMF agreement; its Stand-By Agreement expired in April 2009 and former President Zelaya's commitment to a fixed exchange rate undermined a follow-on. Honduras had a population of about 8 million people at the end of 2009. The 2009 GDP real growth rate was estimated at a negative 3.1% and GDP per capita at about $4,200.

        The Comisión Nacional de Telecomunicaciones (Conatel) was created in October 1995 as the national regulatory authority and reports directly to the Ministry of Telecommunications. It operates a licensing system for all telecommunication services in Honduras and is in charge of promoting the modernization and development of the sector by encouraging private investment, free competition and improved quality of service. Although Empresa Hondureña de Telecomunicaciones (Hondutel), the state owned national incumbent operator, has a monopoly over local and long-distance telephony services, the government has opened value added services and mobile telephony to competition. Mobile operators (Millicom's Celtel, the market leader; Megatel, owned by América Móvil and most recently Digicel) have the right to carry international traffic for their own customer base.

        Millicom has a 66.67% equity interest in Celtel. The remaining 33.33% of Celtel is owned by Proempres Panama S.A., a privately-held company controlled by our local partners, Mr. Roberto Isaias Dassun and other members of his family. Millicom and Proempres entered into a revised shareholders' agreement following the buy-out of a third shareholder, Motorola Inc. of the United States, in 2005, under which the two shareholders exercise joint control of Celtel. Millicom accounts for this operation as a joint venture using the proportionate consolidation accounting method.

        Celtel launched commercial operations in 1996 as the first mobile operator in Honduras and today operates a GSM and a 3G network. Until late 2003, Celtel enjoyed a monopoly status in the mobile market, when Megatel entered the market with a GSM network as the second operator. In the first quarter of 2008, Megatel launched its 3G Network. The third mobile license was issued to Hondutel (the State-owned fixed line incumbent) but its operations have only limited coverage in the 5 main cities of the country. A fourth license was issued to Digicel Honduras S.A., who launched operations on November 2008 with a GSM network.

        Celtel operates a GSM/GPRS/EDGE network and a 3G/HSDPA network. The 3G/HSDPA network was launched in August 2008. Celtel also provides international long-distance services and local telephony services.

        In June 1996, Celtel was awarded a 10-year license to operate a nationwide mobile network for a price of US$5.1 million. The license was transformed into a 25-year license in March 2005 with an expiry date of June 2021 at a cost of US$4.8 million. Celtel has already acquired a WiMAX license but have not yet performed a commercial launch.

        As at December 31, 2009, Millicom's network in Honduras comprised 1,419 physical sites and covered 93% of the total population.

SOUTH AMERICA

        Millicom's mobile operations in South America are located in Bolivia, Colombia and Paraguay. Our South American licenses covered approximately 63 million people as at December 31, 2009.

Bolivia

        Bolivia's system of government is a Unitary Democratic Republic. The government has pursued an economic and social reform agenda since the early 1990s. Democratic civilian rule was established in 1982, but leaders have faced difficult problems of deep-seated poverty, social unrest and illegal drug production. In December 2005 Bolivians elected Movement Toward Socialism leader Evo Morales as president by the widest margin of any leader since the restoration of civilian rule in 1982, after he ran on a promise to change the country's traditional political class and empower the nation's poor majority. However, since taking office, his controversial strategies have exacerbated racial and economic tensions between the Amerindian populations of the Andean west and the non-indigenous communities of the eastern lowlands.

        One of these strategies was the "recuperation of the natural resources to the hands of the state": nationalization of the entire hydrocarbon sector (gas, production, transportation, refining, and storage companies), the main mining companies, and also Entel, the main telecom operator previously privatized in 1997. This nationalization process has been confirmed under the new constitution approved in January 2009. New elections were held in December 2009 and Evo Morales was confirmed as president.

        The new constitution guarantees the "concession previous rights". As a result, our Concession Contract rights were not affected. One of the most relevant changes resulting from the new constitution was the elimination of the Sirese system, an autonomous government agency responsible for regulating the five basic utility sectors: telecommunications, electricity, transport, oil and gas and water. These functions were taken over by a Government Ministry.

        Bolivia is one of the poorest and least developed countries in Latin America. Following a disastrous economic crisis during the early 1980s, reforms spurred private investment, stimulated economic growth, and cut poverty rates in the 1990s. The period between 2003 and 2005 was characterized by political instability, racial tensions, and violent protests against plans—subsequently abandoned—to export Bolivia's newly discovered natural gas reserves to large northern hemisphere markets. In 2005, the government passed a controversial hydrocarbons law that imposed significantly higher royalties and required foreign firms then operating under risk-sharing contracts to surrender all production to the state energy company in exchange for a predetermined service fee. After higher prices for mining and hydrocarbons exports produced a fiscal surplus in 2008, the global recession in 2009 slowed growth. A decline in commodity prices that began in late 2008, a lack of foreign investment in the mining and hydrocarbon sectors, a poor infrastructure, and the suspension of trade benefits with the United States will likely pose challenges for the Bolivian economy in 2010. Bolivia had a population of about 10 million people at the end of 2009. The 2009 GDP real growth rate was estimated at 2.8% and GDP per capita at about $4,600.

        Millicom has a 100% equity interest in Telecel. In addition to offering mobile services (GSM and 3G) on a nationwide basis, Telecel offers national and international long-distance services and data transmission (WiMAX and 3G). Millicom accounts for this operation as a subsidiary using the full consolidation accounting method.

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

        From 1991 to 1996, Telecel was the only mobile operator in Bolivia. Móvil de Entel, the mobile subsidiary of incumbent operator Entel, launched its mobile services in 1996. In 1997, the government of Bolivia privatized Entel by selling a 50.9% stake to Telecom Italia. Entel was recently renationalized. In 2001 NuevaTel (a joint venture, now 72% owned by Trilogy International Partners of the United States, and 28% by Cooperative of Telecommunications Cochabamba, one of Bolivia's largest telecommunication co-operatives) entered the market with a GSM network. By 2002, Móvil de Entel also started offering heavily subsidized GSM services. Consequently, Móvil de Entel became the leading operator in terms of customer numbers. In December 2005, Telecel introduced tigo® with its new GSM network and at the end of 2006 Telecel had consolidated its position as the second largest operator in the Bolivian mobile market.

        Telecel was awarded a 20-year license in 1990 to operate a mobile network in Bolivia's three main cities (La Paz, Santa Cruz and Cochabamba). The license was extended in 1995 and will expire in November 2015. Telecel's license was extended in 1997 to cover the rest of the country for a period of 20 years. In December 2002, Telecel was also awarded a 40-year license to provide long-distance telecommunication services in Bolivia. This license is mainly used to carry Telecel's mobile traffic. In May 2006, Telecel was awarded a 40-year data concession to provide services in Bolivia.

        As at December 31, 2009, Millicom's network in Bolivia comprised 777 physical sites and covered 51% of the total population.

Colombia

        Colombia's system of government is a constitutional republic. The president of the Republic of Colombia is Mr. Alvaro Uribe who has been in office since August 2002 and was re-elected for another 4-year term in May 2006. A 40-year conflict between government forces and anti-government insurgent groups and illegal paramilitary groups, both heavily funded by the drug trade, escalated during the 1990s. The insurgents lack the military or popular support necessary to overthrow the government and violence has been decreasing since 2002 but insurgents continue attacks against civilians and large parts of the countryside are under guerrilla influence. Most paramilitary members have demobilized since 2002 in an ongoing peace process, although their commitment to ceasing illicit activity is unclear. President Alvaro Uribe has stepped up efforts to reassert government control throughout the country.

        Colombia experienced accelerating growth between 2002 and 2007, chiefly due to advancements in domestic security, to rising commodity prices, and to President Uribe's promarket economic policies. Colombia's sustained growth helped reduce poverty by 20% and cut unemployment by 25% since 2002. Additionally, investor friendly reforms to Colombia's hydrocarbon sector and the US-Colombia Trade Promotion Agreement (CTPA) negotiations attracted record levels of foreign investment. Inequality, underemployment, and narcotrafficking remain significant challenges, and Colombia's infrastructure requires significant updating in order to sustain expansion. Economic growth slipped in 2008, and turned negative in 2009, as a result of the global financial crisis and weakening demand for Colombia's exports, despite aggressive measures by the Central Bank to lower interest rates. In response, Uribe's administration has cut capital controls, arranged for emergency credit lines from multilateral institutions, and promoted investment incentives such as Colombia's modernized free trade zone mechanism, legal stability contracts and new bilateral investment treaties and trade agreements. The government has also encouraged exporters to diversify their customer base away from the United States and Venezuela, Colombia's largest trading partners, although China surpassed Venezuela as Colombia's number two export destination in late 2009. Nevertheless, the business sector continues to be concerned about the impact of a global recession on Colombia's economy, an appreciating domestic currency, as well as the approval of the CTPA, which is stalled in the US Congress. Colombia had a population of about 46 million people at the end of 2009. The 2009 GDP real growth rate was estimated at a negative 0.1% and GDP per capita at about $9,200.

        In October 2006, Millicom acquired 50% plus one share of the share capital of Colombia Móvil S.A. ESP for a price of $124 million. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

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

        Mobile telephony was introduced in Colombia in 1993. The country was divided into three zones, with two licenses per zone, in band A and B in the 850 Mhz frequency band. Millicom operated in the northern zone of Colombia through a subsidiary called Celcaribe S.A. from 1993 to 2001 when it sold the business to América Móvil. After an initial period with six regional mobile players, the industry went through a consolidation process and today there are four mobile companies: Movistar, a subsidiary of the Telefónica group, Comcel, a subsidiary of América Móvil, Avantel, a digital trunking operator (privately owned) and Colombia Móvil, majority owned by Millicom.

        Colombia Móvil S.A. ESP was awarded three licenses in February 2003 to offer Personal Communications System (PCS) services in the three zones, covering all of Colombia. The PCS licenses each have a term of 10 years and allow Colombia Móvil to offer voice, data and video services without additional license requirement for value added services. Additionally, Colombia Móvil has one license for offering carrier services, with a term of ten years, extendable for an additional ten years. Colombia Móvil S.A. ESP is operating in Colombia with GSM/GPRS technology, on the 1900 MHz band, with 40MHz of spectrum in the 1900MHz band composed of 30 MHz awarded with the PCS license in 2003 with a duration of ten years and 10MHz awarded in August 2008 for the same validity period as the PCS license.

        In addition to the PCS license, Colombia Movil has another license that permits it to offer several telecommunication services, named "Título Habilitante Convergente" which was awarded in April 2008 and it has a term of 10 years renewable. Through this license, Colombia Movil is offering value added services, has offered international gateway services since July 2003 and is able to offer bearer services.

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

        The Colombian telecommunications market is very competitive with about 30 fixed local operators, two mobile operators, one mobile PCS, one digital trunking and around thirty five long distance operators, which are owned by private and public shareholders. Colombia Móvil has interconnection with all fixed operators through direct or indirect agreements. Interconnection charges have been commercially agreed or imposed by regulation on December 2007 important reductions in interconnection charges were issued. Mobile operators mutually pay interconnection charges for call termination. As of December 31, 2009 Colombia Móvil had a market share of less than 10%.

        Colombia Móvil rebranded and redesigned its services using tigo® in the last quarter of 2006.

        As at December 31, 2009, Millicom's network in Colombia comprised 2,816 physical sites and covered 75% of the total population.

Paraguay

        Paraguay's governmental system is a Constitutional Republic. The 35-year military dictatorship of Alfredo Stroessner was overthrown in 1989 and, despite a marked increase in political infighting in recent years, relatively free and regular presidential elections have been held since then. President Nicanor Duarte Frutos of the Partido Colorado political party oversaw a period of economic recovery and greater stability of public finances after taking office in 2003. Presidential elections which took place in 2008 resulted in the election of Fernando Lugo (a former Roman Catholic bishop allied with the main opposition party, the Liberal party).

        Landlocked Paraguay has a market economy marked by a large informal sector, featuring reexport of imported consumer goods to neighboring countries, as well as the activities of thousands of microenterprises and urban street vendors. A large percentage of the population, especially in rural areas, derives its living from agricultural activity, often on a subsistence basis. Because of the importance of the informal sector, accurate economic measures are difficult to obtain. On a per capita basis, real income has stagnated at 1980 levels. Most observers attribute Paraguay's poor economic performance to political uncertainty, corruption, limited progress on structural reform, and deficient infrastructure. The economy rebounded between 2003 and 2008, however, as growing world demand for commodities combined with high prices and favorable weather to support Paraguay's commodity-based export expansion. Paraguay is the sixth largest soy producer in the world. Drought hit in 2008, reducing agricultural exports and slowing the economy even before the onset of the global recession. The economy fell 3.5% in 2009, as lower world demand and commodity prices caused exports to contract. The government reacted by introducing fiscal and monetary stimulus packages. Paraguay had a population of about 7 million people at the end of 2009. The 2009 GDP real growth rate was estimated at a negative 3.5% and GDP per capita at about $4,100.

        The Telecommunications Law of 1995 was aimed at liberalizing the sector through the creation of the Comisión Nacional de Telecomunicaciones (Conatel), the regulatory authority of the telecommunications sector. Although the law succeeded in opening up the mobile and value added sectors, including the internet service provider market, state owned incumbent Copaco has retained its monopoly position in the fixed-line and international calls market. This monopoly remains despite Conatel?s decision to enforce regulation which will allow international connectivity to Internet Fiber

Optic networks in the border with Argentina or Brazil, as VoIP services, though this is rejected by Copaco Workers Union.

        Telecel Paraguay is 100% owned by Millicom and started operations in 1992. It primarily operates a GSM network which is GPRS/EDGE enabled. Telecel also operates the largest broadband wireless network with WiMAX in Paraguay and was the market leader in the Paraguayan broadband market in 2007. In 2008, Telecel launched 3G/HSDPA services.

        Until 1998, Telecel enjoyed a monopoly position in the mobile market when Personal (owned by Telecom Italia) entered the market as the second operator. In 1999, Vox (a joint venture between KDDI Corporation of Japan and Mr. Toyotoshi, a local businessman) entered the market with a GSM network as the third operator. Hutchison Whampoa-owned Porthable entered the market as the fourth mobile operator in 2001, followed in 2005 by América Móvil, which acquired Porthable, re-named CTI, from Hutchison Whampoa, currently operating under the brand name Claro.

        Telecel was awarded a 10-year license for an 800MHz network in 1991, which was renewed in October 2001 until October 2006, when the license was again renewed until 2011. In 1997, The 1900MHz PCS license that expired in November 2007 was renewed for an additional 5 year period (until November 2012). This license is renewable for successive five-year periods. The ISP services and data transmission licenses were awarded in 1999, renewed in 2005 and 2004 and will expire in 2010 and 2009, respectively.

        In August 2008 Tigo launched the Fiber to the Home services (FTTH), with an initial phase of 25 Central Offices and an initial capacity of 2000 ports, covering the metropolitan area of Asuncion, Ciudad del Este and Encarnación.

        As at December 31, 2009, Millicom's network in Paraguay comprised 815 physical sites and covered 91% of the total population.

AFRICA

        Millicom's Africa cluster consists of its mobile operations in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania. Our African licenses covered approximately 169 million people as at December 31, 2009.

Chad

        Chad's government system is a unitary republic based on the amended constitution of June 2005. The country endured three decades of civil war as well as an invasion by Libya before peace was restored in 1990. The government drafted a democratic constitution and held flawed presidential elections in 1996 and 2001. In 1998, a rebellion broke out in northern Chad, which continues to sporadically flare up despite several peace agreements between the government and the rebels. In 2005, new rebel groups emerged in western Sudan (Darfur) and have made probing attacks into eastern Chad. Power remains in the hands of an ethnic minority. In June 2005, President Idriss Déby held a referendum successfully removing constitutional term limits. In April 2006, an attempted coup against Mr. Déby's government was defeated. In May 2006, Mr. Déby was re-elected president for a five-year term. At the time of the election, the country was facing a growing conflict with Sudan, high unemployment and a growing insurgency fueled by deserting members of the Chadian military and the United Front for Democratic Change rebel group. During the first two weeks of February 2008, rebel groups opposing the Government of Mr. Deby made attacks on cities along the Sudanese border and into N'Djamena. By order of the Government, all networks were shut down in N'Djamena and along the Sudanese border.

        Chad's primarily agricultural economy will continue to be boosted by major foreign direct investment projects in the oil sector that began in 2000. At least 80% of Chad's population relies on subsistence farming and raising livestock for its livelihood. Chad's economy has long been handicapped by its landlocked position, high energy costs, and a history of instability. Chad relies on foreign assistance and foreign capital for most public and private sector investment projects. A consortium led by two U.S. companies invested $3.7 billion to develop oil reserves—estimated at 1 billion barrels—in southern Chad. Chinese companies are also expanding exploration efforts and are currently building a 300-km pipeline and the country's first refinery. The nation's total oil reserves are estimated at 1.5 billion barrels. Oil production came on stream in late 2003. Chad began to export oil in 2004. Cotton, cattle, and gum arabic provide the bulk of Chad's non-oil export earnings. Chad had a population of about 10 million people at the end of 2009. The 2009 GDP real growth rate was estimated at a negative 1% and GDP per capita at about $1,500.

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

        Millicom has an 100% equity interest in Millicom Tchad and accounts for this operation as a subsidiary, using the full consolidation accounting method.

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

        As at December 31, 2009, Millicom's network in Chad comprised 312 physical sites and covered 70% of the total population.

Democratic Republic of Congo (DRC)

        The DRC's government system is a unitary republic. Following the withdrawal of Rwandan forces from eastern DRC in 2002, the Pretoria Accord was signed by all relevant parties to end four years of regional war involving Angola, Chad, Namibia, Sudan and Zimbabwe supporting the Congolese regime being challenged by Rwanda and Uganda. A transitional government was set up in July 2003 with Joseph Kabila. He was joined by four vice-presidents representing the former government, former rebel groups and the political opposition. New elections had been due by June 2005 after a transition period of two years. The transitional government held a successful constitutional referendum in December 2005 and elections considered generally free and fair for the presidency, National Assembly, and provincial legislatures in 2006. These were the first democratic elections in approximately 40 years, since the election of Patrice Lumumba, Congo's first ever elected head of state. President Kabila was inaugurated president in December 2006. Provincial assemblies were constituted in early 2007, and elected governors and national senators in January 2007. In 2008, the war in the East started again, with one million refugees displaced, and the international community and the United Nations fully involved in the humanitarian crisis.

        The economy of the Democratic Republic of the Congo—a nation endowed with vast potential wealth—is slowly recovering from two decades of decline. Conflict that began in August 1998 has dramatically reduced national output and government revenue, increased external debt, and resulted in the deaths of more than 5 million people from violence, famine, and disease. Foreign businesses curtailed operations due to uncertainty about the outcome of the conflict, lack of infrastructure and the difficult operating environment. Conditions began to improve in late 2002 with the withdrawal of a large portion of the invading foreign troops. The transitional government reopened relations with international financial institutions and international donors, and President Kabila began implementing reforms, although progress has been slow and the International Monetary Fund curtailed their program for the DRC at the end of March 2006 because of fiscal overruns. Much economic activity still occurs in the informal sector, and is not reflected in GDP data. Renewed activity in the mining sector, the source of most export income, boosted Kinshasa's fiscal position and GDP growth from 2006-2008, however, the government's review of mining contracts that began in 2006, combined with a fall in world market prices for the DRC's key mineral exports inflicted major damage on the sector. An uncertain legal framework, corruption and a lack of transparency in government policy are long-term problems for the mining sector and the economy as a whole. The global recession cut economic growth in 2009 to half of its 2008 level, but donor assistance and diligence on the part of the central bank have brought foreign exchange reserves to their highest levels in 25 years after the financial crisis caused reserves to fall to less than one day's worth of imports in early 2009. The DRC signed a new Poverty Reduction and Growth Facility with the IMF this year. DRC had a population of about 69 million people at the end of 2009. The 2009 GDP real growth rate was estimated at 3% and GDP per capita at about $300.

        At the end of 2008, the international financial crisis hit DRC severly with all commodities (wood, minerals) exports dropping heavily. Consequently, 50% of the mining companies closed down and laid off more than 300 thousand employees, resulting in a deep recession in the Katanga region. This crisis resulted in the Congolese franc dropping against US dollar.

        DRC's incumbent fixed line operator is the "Office Congolais des Postes et des Télécommunications" (OCPT). It operates an outdated, poorly managed analogue fixed-line network of approximately 10,000 lines mainly concentrated in the capital city of Kinshasa. The Autorité de Régulation de la Poste et des Télécommunications du Congo (ARPTC) is in charge of regulating the telecommunications sector. Legislation has been prepared but not yet implemented which will formally end the OCPT's monopoly and allow for market liberalization. To date, the government has not developed a telecommunications policy. As the DRC lacks the funds to invest in a modern fixed-line infrastructure, the country's mobile sector has been facing high demand in recent years.

        Millicom has a 100% equity interest in Oasis S.P.R.L. and accounts for this operation as a subsidiary using the full consolidation accounting method.

        Millicom acquired Oasis from Orascom Telecom on September 13, 2005 for total consideration of $35 million and promptly engaged in the process of rebuilding the company's network coverage, product and service offering, marketing strategy and distribution network. This turnaround was completed during 2006 together with an accelerated network build-out and the building of a regional organization to support direct distribution effectively. Oasis also has an international gateway.

        Discussions have continued with the relevant authorities about whether, as a result of the acquisition of Oasis by Millicom, a license transfer fee of $15 million may be due under a ministerial decree dated July 29, 2005. Millicom's position is that no transfer fee is due because the wording of the law in question does not apply to the specific transaction structure by which Millicom acquired Oasis.

        Three operators (Starcel, Comcel and Afritel) were offering limited analogue and CDMA mobile services in DRC when Oasis entered the market with its GSM offering. These operators had ceased to exist by the end of 2003. Initially Celtel Congo, owned by Kuwait based Zain (formerly MTC), was the only other GSM operator in the market, becoming the leading provider of mobile services in DRC with coverage in almost 100 cities. In 2001, Congolese Wireless Networks (CWN) entered into a joint venture with South African mobile operator Vodacom, creating a new operator, Vodacom Congo, which launched GSM services in DRC in April 2002 and extended its coverage to a large number of cities. The fourth operator, CCT, jointly owned by Chinese telecom equipment provider ZTE (51%) and the DRC government (49%), launched its GSM network in January 2002.

        After several years of underinvestment, Oasis' market position had declined to a number four position in terms of customers when it was acquired by Millicom in mid-September 2005. Since then, Millicom has built up and re-launched the operation by introducing tigo® in January 2007 by offering a combination of improved coverage and quality of mobile voice services, innovative products and services, a direct distribution network, and a new pricing strategy. Starting with 50 thousand customers in January 2007, tigo DRC ended 2008 with more than 1 million customers.

        In November 1997 Oasis was awarded a 20-year license to operate a fixed-line network in DRC. An amendment to the license was signed in October 1999 which allows the company to construct a nationwide GSM network. Oasis does not have a WiMAX license. However WiMAX operators already exist in DRC, positioned mainly in Kinshasa.

        Other GSM licenses were granted in 2008 to the following operators: Niletel (present in Sierra Leone), Hits Telecom (present in Tanzania and Equatorial Guinea) and MTN.

        According to the Ministry of Telecommunications, which is charged with the organization of 3G licenses, 3G licenses should be auctioned in 2010.

        As at December 31, 2009, Millicom's network in DRC comprised 742 physical sites, of which 198 are off, and covered 24% of the total population.

Ghana

        On March 6, 1957, Ghana (formerly the Gold Coast), became the first sub-Saharan country in colonial Africa to gain independence. The country's constitution was temporarily suspended in 1981, following a series of alternating military and civilian governments. A new constitution, restoring multi-party politics, was approved in 1992 with Lt. Jerry Rawlings being democratically voted into power for two consecutive four-year terms from 1992 to 2000. President Rawlings was, however, constitutionally prevented from running for a third term in 2000, thus allowing John Kufuor an opportunity to govern Ghana from 2000 through the end of his second term, in December 2008. In December 2008, Ghanaians again enjoyed a free and fair election, voting President Evans Atta Mills as president from 2009 through 2012.

        Endowed with many natural resources, Ghana has roughly twice the per capita output of the poorest countries in West Africa. Even so, Ghana remains heavily dependent on international financial and technical assistance. Gold, cocoa production and individual remittances are major sources of foreign exchange. Oil production is expected to expand in late 2010 or early 2011. The domestic economy continues to revolve around agriculture, which accounts for approximately 35% of GDP and employs approximately 55% of the work force, mainly small landholders. Ghana signed a Millennium Challenge Corporation (MCC) Compact in 2006, which aims to assist in transforming Ghana's agricultural sector. Ghana opted for debt relief under the Heavily Indebted Poor Country (HIPC) program in 2002, and also benefits from the Multilateral Debt Relief Initiative that took effect in 2006. Thematic priorities under its current Growth and Poverty Reduction Strategy, which provides the framework for development partner assistance, are: macroeconomic stability; private sector competitiveness; human resource development; and good governance and civic responsibility. Sound macro-economic management along with high prices for gold and cocoa helped sustain GDP growth in

2008 and 2009. Ghana had a population of about 24 million people at the end of 2009. The 2009 GDP real growth rate was estimated at 4.7% and GDP per capita at about $1,500.

        Ghana has been at the forefront of Africa in liberalizing its telecommunications sector. In the early 1990s, the government recognized that the industry was underdeveloped but had the potential to stimulate economic growth. Consequently, the government introduced several initiatives to liberalize the industry to pave the way for competition and infrastructural improvement. The National Communications Authority (NCA) was established in 1996 to oversee the implementation of government regulations and to act as the primary regulatory body for the industry.

        Millicom Ghana (tigo) was the first mobile operator in Ghana, having commenced operations in 1992. Millicom Ghana introduced the concept of prepaid services in Ghana in 1998. Tigo was the second largest mobile operator in Ghana as of December 31, 2009. In addition to Millicom Ghana, four other companies offer mobile services in the country: Kasapa, MTN, OneTouch and Westel. After nearly a decade of relatively slow growth, the mobile market in Ghana started seeing considerable growth in penetration starting in 2001 as a result of several favorable factors, including the development of a regulatory framework, increased competition and the improving macroeconomic environment. Mobile penetration has increased in recent years from 7% to almost 51% at the end of 2009.

        MTN, a South African mobile operator previously known as Areeba, began operations in 1996 as the third operator and operates a nation-wide GSM 900 MHz network. As at December 2008 it was estimated to have the highest customer base amongst all the mobile operators in Ghana. The start of operations of MTN resulted in significant erosion in Millicom Ghana's market share and a consequential loss of its leadership position mainly due to the fact that it was not operating GSM service until 2002. MTN currently has the largest network coverage in Ghana. OneTouch is a division of Ghana Telecom, Ghana's main fixed line service provider, operating a GSM 900 MHz network. In 2000, OneTouch entered the market as the fourth operator when Millicom Ghana was applying for its GSM license. OneTouch was not allowed to launch commercial operations until July 2002. Kasapa, majority owned by Hutchison Whampoa, entered the market as the second operator with an AMPS network in 1995 when Millicom was enjoying its market monopoly. The company now operates (CDMA) service with limited coverage. Kasapa, formerly known as Celltel, is the smallest Mobile operator in Ghana. Westel, the national fixed line operator was bought by Zain during 2007. Westel has both fixed and mobile license and started providing services in 2008. Glo, a Nigerian operator, delayed its launch to 2009.

        The telecommunications sector in Ghana is regulated by the National Communications Authority (NCA). NCA has been in operation for the past decade and reports to the Ministry of Communications. The primary function of the NCA includes the issuance of telecommunication business licenses, the regulation of interconnection rates and ensuring the provision of good quality services to the public.

        In December 2004, the government awarded GSM licenses to all four mobile operators in Ghana. Before this date operations were run based on permission to use an allocated frequency. Millicom Ghana's GSM license authorizes it to provide mobile and local fixed wireless services. Although Millicom Ghana applied for a GSM license in 2000, it was not allowed to launch GSM services for approximately two years until July 2002 when it launched its GSM operation, which led to an important growth in its customer base. In December 2004, NCA issued Millicom Ghana a formal GSM operating license that is valid for 15 years. Under this license, Millicom Ghana has 8 MHz of spectrum in the 900 band and has been granted an additional 10 MHz in the 1800 band. Millicom Ghana also acquired an International Gateway license in June 2005. This license is valid for 10 years.

        In March 2006, Millicom Ghana introduced tigo® and offered an array of Value-Added Services (VAS): General Packet Radio Services (GPRS), Wireless Application Protocol (WAP), Multimedia

Messaging Services (MMS), Caller Ring Back Tones (CRBT) and other interactive value added services. Millicom Ghana acquired a 3G license in the last quarter of 2008, but it has not yet started to prepare its current network to be compatible.

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its sites (see note 35). As at December 31, 2009, Millicom's network in Ghana comprised 767 physical sites and covered 73% of the total population.

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

        Since independence in 1968, Mauritius has developed from a low-income, agriculturally based economy to a middle-income diversified economy with growing industrial, financial, and tourist sectors. For most of the period, annual growth has been in the order of 5% to 6%. This remarkable achievement has been reflected in more equitable income distribution, increased life expectancy, lowered infant mortality, and a much-improved infrastructure. The economy rests on sugar, tourism, textiles and apparel, and financial services, and is expanding into fish processing, information and communications technology, and hospitality and property development. Sugarcane is grown on about 90% of the cultivated land area and accounts for 15% of export earnings. The government's development strategy centers on creating vertical and horizontal clusters of development in these sectors. Mauritius has attracted more than 32,000 offshore entities, many aimed at commerce in India, South Africa, and China. Investment in the banking sector alone has reached over $1 billion. Mauritius, with its strong textile sector, has been well poised to take advantage of the Africa Growth and Opportunity Act (AGOA). In 2009, the drop in global demand for Mauritian exports caused a 4% drop in GDP. 3009 GDP per capita was estimated at about $12,400.

        The Information and Communication Technology Authority (ICTA) is the country's telecommunications regulator. Mauritius has the highest mobile and fixed-line penetration rates in sub-Saharan Africa. The domestic telecommunications market is dominated by Mauritius Telecom.

        Millicom has a 50% equity interest in Emtel Limited. The remaining 50% of the company is owned by a local partner, Currimjee Jeewanjee & Co. Ltd, a leading diversified group in Mauritius. The two shareholders in Emtel jointly control the company. Millicom accounts for this operation as a joint venture, using the proportionate accounting method.

        Emtel entered the market in 1989 as the first mobile operator in the country. Until 1996, Emtel enjoyed a monopoly position when Cellplus, owned by incumbent Mauritius Telecom, entered the market as the second operator with the launch of a GSM network. As Emtel launched its GSM service offering in 1999, three years after its competitor, Emtel experienced a significant decline in market share at the end of the 1990s. Emtel launched 3G services in Mauritius in November 2004, making it the first mobile operator to offer such services in Africa. A third mobile operator, Mahanagar Telephone (Mauritius) Ltd., entered the market in December 2006 using CDMA technology.

        Emtel operates a GSM network which is GPRS enabled and a UMTS/3G/HSDPA network.

        Emtel owns licenses for mobile services, international long-distance and internet services. Emtel was awarded a 10-year license in 1989, including a seven year exclusivity period. Emtel's license was modified in November 2000 and is valid for a period of 15 years. Furthermore, Emtel obtained additional spectrum for UMTS/3G services in November 2004, an international long-distance license in

December 2003 (valid until 2018) and an internet service license in May 2004 (valid until 2019). Since May 2006, Emtel has had temporary rights to offer WiMAX based services on a trial basis, and acquired a WiMAX license in March 2007. Emtel has a WiMAX network with currently 11 base stations and an HSDPA network of 65 base stations. HSPA trials are currently in progress. Implementation of the Telecommunications Directive (1 of 2008) to reduce interconnect tariffs to the state-owned fixed-line infrastructure was implemented in May 2008.

        As at December 31, 2009, Millicom's network in Mauritius comprised 229 physical sites and covered 91% of the total population.

Rwanda

        In 1959, three years before independence from Belgium, the majority ethnic group, the Hutus, overthrew the ruling Tutsi king. Over the next several years, thousands of Tutsis were killed, and some 150,000 driven into exile in neighboring countries. The children of these exiles later formed a rebel group, the Rwandan Patriotic Front (RPF), and began a civil war in 1990. The war, along with several political and economic upheavals, exacerbated ethnic tensions, culminating in April 1994 in the genocide of roughly 800,000 Tutsis and moderate Hutus. The Tutsi rebels defeated the Hutu regime and ended the killing in July 1994, but approximately 2 million Hutu refugees—many fearing Tutsi retailation—fled to neighboring Burundi, Tanzania, Uganda, and Zaire. Since then, most of the refugees have returned to Rwanda, but several thousand remained in the neighboring Democratic Republic of the Congo and formed an extremist insurgency bent on retaking Rwanda, much as the RPF tried in 1990. Rwanda held its first local elections in 1999 and its first post-genocide presidential and legislative elections in 2003. In 2009, Rwanda staged a joint military operation with the Congolese Army in DRC to rout out the Hutu extremist insurgency there and Kigali and Kinshasa restored diplomatic relations. Rwanda also joined the Commonwealth in late 2009.

        Rwanda is a poor rural country with about 85% of the population engaged in (mainly subsistence) agriculture and some mineral and agro-processing. In 2008, minerals from DRC overtook coffee and tea as Rwanda's primary foreign exchange earner. The 1994 genocide decimated Rwanda's fragile economic base, severely impoverished the population, particularly women, and temporarily stalled the country's ability to attract private and external investment. However, Rwanda has made substantial progress in stabilizing and rehabilitating its economy to pre-1994 levels. GDP has rebounded and inflation has been curbed. Nonetheless, a majority still live below the poverty line of 250 Rwandan francs per day (about US$0.43). Despite Rwanda's fertile ecosystem, food production often does not keep pace with demand, requiring food imports. Rwanda continues to receive substantial aid money and obtained IMF-World Bank Heavily Indebted Poor Country (HIPC) initiative debt relief in 2005-06. Rwanda also received a Millennium Challenge Account Compact in 2008. Africa's most densely populated country is trying to overcome the limitations of its small, landlocked economy by leveraging regional trade. Rwanda joined the East African Community and is aligning its budget, trade, and immigration policies with its regional partners. The government has embraced an expansionary fiscal policy to reduce poverty by improving education, infrastructure, and foreign and domestic investment and pursuing market-oriented reforms, although energy shortages, instability in neighboring states, and lack of adequate transportation linkages to other countries continue to handicap growth. The global downturn hurt export demand and tourism while poor rains this year have lowered growth in agriculture. Rwanda had a population of about 10 million people at the end of 2009. The 2009 GDP real growth rate was estimated at 5.5% and GDP per capita at about $1,000.

        The enabling framework for the liberalisation of the telecommunications sector was put in place by the current Telecommunications Law, passed in 2001. The Telecommunications Law established RURA, the regulator, granting it the authority to regulate telecommunications and setting up a regulatory board to carry out that function. Rwanda currently has three GSM licences in force. The overall aim of the telecom reform policy was to increase universal affordable access to telecommunications in the interests of social and economic development. A privatisation strategy for Rwandatel was adopted in 2003, in which the government committed to sell all of its shares in the operator. In order to promote competition in the telecommunications sector, Rwandatel sold its 28% stake in MTN Rwandacell in 2004. As the main cellular provider, MTN Rwandacell currently has coverage in all of the provinces in Rwanda, covering about 75% to 90% of the country. The operator mainly supplies mobile services, but is now offering internet services via its general packet radio service (GPRS) cell phone network. The operator has also started to roll out wireless broadband data services using WiMax, and, with its new fixed-line licence, has started offering fixed-line services.

        In late 2008, Millicom was successful in its tender against three other bidders for the third national mobile license in Rwanda. Millicom set up Tigo Rwanda S.A. and, after the roll out of the network, services were launched in December 2009. As at December 31, 2009, Millicom had approximately 75 thousand customers in Rwanda.

        As at December 31, 2009, Millicom's network in Rwanda comprised 111 physical sites.

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

        In January 1994, Senegal undertook a bold and ambitious economic reform program with the support of the international donor community. This reform began with a 50% devaluation of Senegal's currency, the CFA franc, which was linked at a fixed rate to the French franc. Government price controls and subsidies have been steadily dismantled. After seeing its economy contract by 2.1% in 1993, Senegal made an important turnaround, thanks to the reform program, with real growth in GDP averaging over 5% annually during 1995-2008. Annual inflation had been pushed down to the single digits. As a member of the West African Economic and Monetary Union (WAEMU), Senegal is working toward greater regional integration with a unified external tariff and a more stable monetary policy. High unemployment, however, continues to prompt illegal migrants to flee Senegal in search of better job opportunities in Europe. Senegal was also beset by an energy crisis that caused widespread blackouts in 2006 and 2007. The phosphate industry has struggled for two years to secure capital, and reduced output has directly impacted GDP. In 2007, Senegal signed agreements for major new mining concessions for iron, zircon, and gold with foreign companies. Firms from Dubai have agreed to manage and modernize Dakar's maritime port, and create a new special economic zone. Senegal still relies heavily upon outside donor assistance. Under the IMF's Highly Indebted Poor Countries (HIPC) debt relief program, Senegal has benefited from eradication of two-thirds of its bilateral, multilateral, and private-sector debt. In 2007, Senegal and the IMF agreed to a new, non-disbursing, Policy Support Initiative program. Senegal had a population of about 14 million people at the end of 2009. The 2009 GDP real growth rate was estimated at 5.1% and GDP per capita at about $1,700.

        The telecommunications sector in Senegal was reformed in 1985 with the creation of state owned Sonatel. The country made commitments under the World Trade Organization's Basic Telecommunications Agreement to introduce a regulatory structure promoting competition by the end of 1997 and new legislation was adopted in 1996, providing for the opening up of Sonatel's capital to private foreign and national partners and liberalization of some segments of the telecommunications market. Consequently, France Telecom acquired a 33% stake in Sonatel in 1997 and later increased the holding to 42.3%. Other shareholders include the Senegalese government (27.7%) and employees (10%), with the remaining shares being traded on the local stock exchange.

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

        Senegal has developed one of the most extensive and modern telecommunication infrastructures in Africa. Mobile services were introduced in 1996 and, since the introduction of competition in 1999 with the start of Sentel's commercial operations, the number of mobile customers has grown substantially. In addition to Millicom's Sentel, the other mobile operators in Senegal include Sonatel, controlled by France Télécom, Expresso controlled by Sudatel (services launched in January 2009) and Kirene.

        Sentel was awarded a 20-year concession to operate a nationwide network in July 1998. The concession is renewable every five years after the expiry of the original concession, in 2018, subject to the approval of the Senegalese authorities and provided Sentel has complied with the terms of the concession. At the time of the grant of the concession, the Senegalese government had announced certain amendments to the concession. No amendments to the concession have been implemented to date. The government that took office in 2000 repeatedly publicly questioned the status and the validity of Sentel's concession. In August 2002, Millicom and the government entered into an agreement whereby they agreed to negotiate in good faith certain mutually acceptable new conditions that would constitute an amendment of Sentel's 1998 concession. In 2008, the government again questioned the status and the validity of Sentel's concession.

        On November 11, 2008, Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary, and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

        On the same day, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel, and has sought court approval for the revocation of Sentel's license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also breaches the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

        Sentel launched its commercial operations in 1999 as the second mobile operator in the country and it was the first mobile operator to introduce GPRS services. Sentel launched tigo® in November 2005. Sentel does not yet have a WiMAX license.

        As of December 31, 2009 Millicom had a 100% equity interest in Sentel.

        As at December 31, 2009, Millicom's network in Senegal comprised 589 physical sites and covered 71% of the total population.

Tanzania

        Tanzania's system of government is a federal republic formed by the union in 1964 of Tanganyika and Zanzibar. President Jakaya Mrisho Kikwete came to power after winning the last democratic elections held on December 14, 2005. One-party rule came to an end in 1995 with the first democratic elections held in the country since the 1970s. Zanzibar's semi-autonomous status and popular opposition have led to two contentious elections since 1995, which the ruling party won despite international observers' claims of voting irregularities. President Kikwete is continuing to carry out economic reforms that gained momentum during the two terms in office of the previous president, Benjamin Mkapa.

        Tanzania is in the bottom ten percent of the world's economies in terms of per capita income. The economy depends heavily on agriculture, which accounts for more than 40% of GDP, provides 85% of exports, and employs 80% of the work force. Topography and climatic conditions, however, limit cultivated crops to only 4% of the land area. Industry traditionally featured the processing of agricultural products and light consumer goods. The World Bank, the IMF, and bilateral donors have provided funds to rehabilitate Tanzania's out-of-date economic infrastructure and to alleviate poverty. Long-term growth through 2005 featured a pickup in industrial production and a substantial increase in output of minerals led by gold. Recent banking reforms have helped increase private-sector growth and investment. Continued donor assistance and solid macroeconomic policies supported a positive growth rate, despite the world recession. Tanzania had a population of about 41 million people at the end of 2009. The 2009 GDP real growth rate was estimated at 4.5% and GDP per capita at about $1,400.

        Tanzania was among the first African countries to liberalize its telecommunications sector, with all segments of the market except fixed-line services now accessible to the private sector. In 1997, the government introduced its National Telecommunications Policy covering the period until 2020. Key goals of the policy initiative are to increase tele-density, develop fixed-line service coverage of rural areas, facilitate investments by domestic and international companies and institutions, and provide a regulatory framework to encourage private sector involvement and competition, with the goal to gradually divest the state's shareholding in the incumbent operator TTCL. The Tanzania Communications Regulatory Authority (TCRA) was established in 2003 and is responsible for the allocation and management of radio spectrum in Tanzania.

        Following the buy-out of the non-controlling shareholder, Ultimate Communications Limited, in January 2006, Millicom owns 100% of MIC Tanzania Limited. Due to an attachment order on all the shares in MIC Tanzania, the 15.6% shareholding acquired from the non-controlling shareholder has yet to be registered at the local Companies Registrar's office. The attachment order is the result of a lawsuit instituted in Tanzania by a disgruntled former employee. Millicom expected the issue of the judgment lifting the attachment order to occur during 2009. The attachment order was lifted during 2009. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        MIC Tanzania was the first mobile operator in Tanzania, launching commercial services in 1994 that initially covered Dar el Salaam, Zanzibar, Arusha and Mwanza. In 1999, it introduced its first GSM service offering and analogue services were discontinued in October 2005.

        In addition to Millicom's, there are 10 other licenses for mobile operators in Tanzania. Millicom's main competitors are Vodacom Tanzania (65% owned now by Vodafone which recently took control of the operation and is 35% owned by local partner, it entered the market in August 2000 and has become the leading provider of mobile services in Tanzania in terms of customers), Zain Tanzania (in which Kuwait-based MTC has a 100% shareholding, it launched GSM services in the country in November 2001) and Zantel (jointly owned by the government of Zanzibar, Emirate Telecommunication Company, Kintbury Investment of the Channel Islands and a local technology firm, it introduced GSM services in Zanzibar and the islands of Unguja and Pemba in August 1999, and entered the Tanzanian mainland in June 2005 through a national roaming agreement with Vodacom Tanzania).

        There are 3 CDMA operators with less than 3% of market share (TTCL, Bol and Rural NetCo Ltda). In November 2007, Excellentcom Tanzania Ltd was licensed as a GSM mobile operator but has yet to start operations. Additionally, licenses were recently awarded to Epocha, Dovotel and MyCell, all of which are supposed to be rolling out their networks in 2010 or 2011.

        In January 1994, MIC Tanzania was awarded a 15-year license to operate a nationwide mobile network and, in January 2004, the company's license was extended to a 25-year license expiring in January 2019. MIC Tanzania does not have a WiMAX license, but believes it will obtain one as part of the migration to the new converged licensing framework. Such license is presently under negotiation since all spectrum already has been awarded.

        In May 2007, we migrated to the converged licensing framework which is technological neutral. MIC Tanzania has been issued three separate licenses for Network Facilities Services, Network Services and Application Services. These licenses are valid for 25 years, 25 years and 5 years, respectively.

        As at December 31, 2009, Millicom's network in Tanzania comprised 990 physical sites and covered 60% of the total population.

AMNET

        Amnet was founded in 1968 and entered into the Central American market with its first acquisition in Costa Rica in 1997. In 1998 it acquired one of the main cable TV operators in El Salvador and one year later it adopted the commercial name Amnet (American Network). In the same year it became the first internet provider in Costa Rica. In 2002 Amnet started offering digital Pay TV in El Salvador and Costa Rica and, in 2004, Amnet started offering internet services and data transmission, voice and video, followed by fixed telephony services for both residential and corporate segments in 2005.

        Today, Amnet has a large network in Central America with approximately 1.3 million homes passed, which together with Millicom's existing mobile network gives Millicom opportunities for future growth with cost efficiencies. Amnet has approximately 631 thousand Revenue Generating Units ("RGUs") across Central America with cable and broadband customers in El Salvador, Honduras and Costa Rica as well as corporate data customers in Guatemala, Nicaragua, El Salvador and Honduras.

        Amnet provides both analog and digital cable TV, broadband Internet, telephony, VOIP and Data Transmission. 60% of its network is composed of a two-way capability system bandwidth of 750 MHz. The remaining one-way video signal network is being rebuilt due to its limited capacity in order to accommodate various services, such as Internet, VOD, VOIP, and data transmission. This kind of network has the benefit for multi-service support for mobile customers, particularly for 3G and next-generation services in the near future.

        With the addition of Amnet to Millicom's existing mobile operations within Central America, Millicom started offering bundled services as a quadruple player in the telecommunications industry. In addition Amnet's optical fiber network can be extended to the existing mobile radio base stations which could strengthen Millicom's competitiveness.

Costa Rica

        Costa Rica is a democratic republic government system. It has a population of 4 million within an area of 51,100 square km. Costa Rica's economy depends on tourism, agriculture, and electronics exports. Exports have become more diversified in the past 10 years due to the growth of the high-tech manufacturing sector, which is dominated by the microprocessor industry and the production of medical devices. Tourism continues to bring in foreign exchange, as Costa Rica's impressive biodiversity makes it a key destination for ecotourism. Foreign investors remain attracted by the country's political stability and relatively high education levels, as well as the fiscal incentives offered in the free-trade zones. CAFTA entered into force on January 1, 2009, after significant delays within the Costa Rican legislature. The country has the highest GDP of the region with a very dynamic economy that has reached growth of up to 8%. Nevertheless, economic growth slowed in 2009 as the global downturn reduced export demand and investment inflows.

        Today, Amnet provides cable TV services in Costa Rica. It also serves the internet market together with RACSA (a subsidiary of ICE group), the state owned telecommunications company which holds the internet license. Using its fiber optic infrastructure, Amnet has been the main network provider to RACSA, which uses it to provide data services to corporate clients.

        The government of Costa Rica moved to a total liberalized telecom market in the country from 2008. A new Telecommunications Law was enacted in June 2008 and the new regulatory body SUTEL is already operating. Amnet has already requested licenses to provide telephony, internet, data and value added services. The government is also taking steps to introduce competition in the mobile market. The timeframe established by the Vice Ministry of Telecommunications indicates that mobile licenses will be granted in the first half of 2010.

El Salvador

        Please refer to the earlier section on El Salvador.

        Amnet is the leading player in the cable industry in El Salvador with a market share of approximately 80% of the market. Amnet also provides broadband, and telephony services. Bundled services are becoming increasingly popular and Millicom's acquisition has strengthened Amnet's position since it will now be able to offer the full quadruple play bundled service packages: cable, broadband, fixed telephony and mobile services, providing its client base with value added services.

Guatemala

        Please refer to the earlier section on Guatemala.

        Amnet, through its VPN technology, provides a broad number of services with corporate VOIP, IP video conferencing and IP-PBX. Through private lines, Amnet supplies dedicated circuits between two or more client's offices.

Honduras

        Please refer to the earlier section on Honduras.

        The broadband business began to develop in the late 1990s and today Amnet is one of the major providers of cable modem broadband access. Honduras has a TV household penetration of only 67% and the country's cable TV household penetration is 41%. Amnet is in the process of network rebuild, and recently launched triple play (cable TV, internet, fixed telephony), to be followed in the near future by an integration of Millicom's mobile services. Internet services are offered for residential customers and packages are offered for small and medium businesses. For a bigger corporate level, internet services are offered in larger capacities. In addition Amnet offers services such as data transmission, corporate networks, point- to-point connection and fiber access in the region.

Nicaragua

        The Pacific coast of Nicaragua was settled as a Spanish colony in the early 16th century. Independence from Spain was declared in 1821 and the country became an independent republic in 1838. Violent opposition to governmental manipulation and corruption spread to all classes by 1978 and resulted in a short-lived civil war that brought the Marxist Sandinista guerrillas to power in 1979. Nicaraguan aid to leftist rebels in El Salvador caused the United States to sponsor anti-Sandinista contra guerrillas through much of the 1980s. Free elections in 1990, 1996, and 2001, saw the Sandinistas defeated. In the elections of November 2006, the former Marxist Guerrilla leader Daniel Ortega was reelected and its popularity was reconfirmed as its party won the municipal elections in November 2008. Economic growth will slow in 2009, due to decreased export demand from the U.S. and Central American markets, lower commodity prices for key agricultural exports, and low remittance growth—remittances account for almost 15% of GDP.

        In 2005, the fixed line sector was officially privatized and a competition law was issued in 2006, however full liberalization is pending, which is not the case for the mobile sector, which is open to full competition. The Government is contemplating to add competition to the market by introducing a new player using a competitive bidding process set to start this year.

DISCONTINUED AND DIVESTED OPERATIONS

        In 2007, Millicom completed the sale of Millicom Paktel, for total proceeds of $285 million realizing a net gain of $258 million. Millicom incurred costs of $14 million on the transaction and of the net proceeds of $271 million, Millicom received $263 million in 2007 and the remaining $8 million in January 2008.

        During 2009, Millicom completed the sale of the its mobile operations in Sri Lanka (on October 16, 2009), Sierra Leone (on November 25, 2009) and Cambodia (on November 26, 2009). A total net gain of $289 million was recognized from the sale of these operations (see note 5). Millicom's operations in Sri Lanka, Sierra Leone and Cambodia ceased to be consolidated from the date of sale. Millicom incurred total costs of $11 million on the above mentioned transactions.

        On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. Completion of the transaction was subject to certain conditions, which were not satisfied before the year-end. As a result, Millicom's operation in Laos was classified as a disposal group held for sale and discontinued operations as of December 31, 2009 (see note 6).

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

Insurance

        We maintain the types and amounts of insurance which we believe to be customary in the industry and countries in which we operate. We have conducted a review and analysis of our worldwide insurance coverage with the assistance of AON Sweden AB. We consider our insurance coverage to be adequate both as to risks and amounts for the business we conduct. As our insurance policies expire around the Group, we are standardizing our coverage along the recommendations suggested by AON. These changes will increase our coverage terms at similar costs.

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

Operating Results

        Millicom finalized the sale of its operations in Cambodia, Sierra Leone and Sri Lanka during 2009 and the sale of its operations in Pakistan in February 2007. In addition, in May 2009, Millicom decided to dispose of its operation in Laos. Accordingly these operations have been classified as discontinued operations. The below discussion focuses on the results from continuing operations.

Years Ended December 31, 2009 and 2008

        The following table sets forth certain income statements items for the periods indicated:

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2009	2008
	(in thousands of U.S. dollars, except percentages)
Revenues	3,372,727	3,150,559	222,168	7%
Cost of sales	(1,202,902)	(1,114,822)	(88,080)	8%
Gross profit	2,169,825	2,035,737	134,088	7%
Sales and marketing	(647,009)	(657,480)	10,471	(2)%
General and administrative expenses	(606,213)	(498,597)	(107,616)	22%
Other operating expenses	(65,580)	(61,438)	(4,142)	7%
Operating profit	851,023	818,222	32,801	4%
Interest expense	(173,475)	(135,932)	(37,543)	28%
Interest and other financial income	11,573	32,277	(20,704)	(64)%
Revaluation of previously held interests	32,319	—	32,319	N/A
Other non operating (expenses) income, net	(32,181)	(52,265)	20,084	(38)%
Profit from associates	2,329	8,706	(6,377)	(73)%
Profit before tax from continuing operations	691,588	671,008	20,580	3%
Charge for taxes	(187,998)	(268,813)	80,815	(30)%
Profit for the year from continuing operations	503,590	402,195	101,395	25%
Profit from discontinued operations, net of tax	300,342	2,246	298,096	13,272%
Non controlling interests	46,856	113,075	(66,219)	(59)%
Net profit for the year attributable to equity holders	850,788	517,516	333,272	64%

        We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales and cable services such as broadband internet, fixed line telephony, VOIP, data transmission and cable television.

        Total revenues increased by 7% for the year ended December 31, 2009 to $3,373 million from $3,151 million for the year ended December 31, 2008. Excluding the effect of the movement in currencies, revenues increased by 10% year-on-year. Currently the growth in revenue is heavily impacted by the growth in the number of customers.

Customers	2009	2008	Growth
Central America	12,901,710	11,181,251	15%
South America	8,815,217	7,460,771	18%
Africa	12,203,177	9,048,652	35%
Total	33,920,104	27,690,674	22%

        As of December 31, 2009, our worldwide total mobile customer base increased by 22% to 33,920,104 mobile customers from 27,690,674 mobile customers as of December 31, 2008. Prepaid customers accounted for 95% or 32,073,052 of the total mobile customers.

        Our mobile attributable customer base increased to 29,715,765 customers as at December 31, 2009 from 24,080,521 customers as of December 31, 2008, an increase of 23%.

        The high capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Expansion of the distribution network also helped drive customer growth by increasing the points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Future customer growth is highly dependent on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

        In Central America, Guatemala grew its mobile customer base by 22% year-on-year, Honduras grew by 12% year-on-year and El Salvador by 10%. In South America, total mobile customers increased by 18% with Bolivia, Colombia and Paraguay showing increases of 45%, 13% and 11% respectively. Customer growth was particularly strong in Africa. The two best performing markets in terms of net mobile customer additions were Chad, which grew by 88% year-on-year, and Tanzania, which grew by 73% year-on-year, close to 4 million mobile customers. DRC also showed a significant year-on-year net mobile customer growth of 44%. In Senegal, net mobile customers increased by 13% year-on-year, despite the dispute with the Senegalese government regarding the Sentel license (see note 31) and the launch of a new MVNO in the third quarter of 2009. Services were launched in Rwanda at the beginning of December and, by the end of the year, we had attracted some 75 thousand customers.

        Overall, we expect customer intake to continue to be quite volatile, with variable factors including the macro environment, seasonality, competitor promotions and our own marketing activities. In addition, the trend towards mandatory SIM card registration in some African markets is likely to contribute to this volatility.

        Our Cable business now passes 1.3 million homes in Central America a 10% increase on 2008, and provides services to 474 thousand households giving a penetration of 37% of homes passed. Customers take on an average of 1.3 services each and our aim is to increase this take-up of services by our customers by investing in upgrades to our networks so that they are bidirectional and both broadband internet and cable TV can be accommodated.

        Total homes passed and revenue generating units for our cable businesses for the years ended December 31, 2009 and 2008 were as follows:

	2009	2008	Growth
Homes passed (in thousands)	1,287	1,171	10%
Revenue generating units (in thousands)	631	534	18%

        Revenues:    Revenues for the years ended December 31, 2009 and 2008 by operating segment were as follows:

Revenue	2009	2008	Growth
	US$ '000	US$ '000
Central America	1,314,760	1,376,848	(5)%
South America	1,075,914	1,019,332	6%
Africa	782,150	711,364	10%
Cable	199,903	43,015	365%
Total	3,372,727	3,150,559	7%

        Central America—Revenue decreased by 5% in 2009 to $1,315 million from $1,377 million for the year ended December 31, 2008. Revenues in Central America are heavily impacted by remittances from the US and we have seen no meaningful improvement in the flow of these remittances which were down 10% year-on-year for our markets in the region. In addition, there has been weakness in the Guatemala quetzal in recent months which has impacted reported revenues.

        Local currency average revenue per user (ARPU) for Central America was down 18% on last year, with Honduras showing the weakest trend. The main factor of the decline in Honduras was the new tax on inbound international traffic introduced in July. A similar tax was introduced in El Salvador at the end of the year which is expected to have a similar impact. In addition, the interconnect rate in El Salvador was cut by more than 50% in the last quarter of 2009, with tariffs being reduced accordingly. Across Central America, our customers have shown an increased appetite for promotions and offers built on price as they seek to optimize the use of their disposable income.

        South America—Revenue grew by 6% in 2009 to $1,076 million from $1,019 million for the year ended December 31, 2008. ARPU was higher than in the previous year, reaching $12.1, reflecting stronger local currencies year-on-year as well as an improving trend in local currency ARPU. The aggressive marketing of 3G services across the region and of Paquetigos (bundles of minutes, SMS and Internet sold for use within a certain period of time) in Colombia and Paraguay has helped to increase prepaid recharges and, therefore, ARPU.

        Africa—Revenue grew by 10% in 2009 to $782 million from $711 million for the year ended December 31, 2008. ARPU for Africa in dollar terms was 50 cents higher than in 2008. In local currency, revenues were up 26% year-on-year, representing the strongest performance of 2009.

        Cable—Revenues in 2009 for Cable reached $200 million. Despite the tough economic environment in Central America, our Cable business is demonstrating good growth, reflecting the attractive opportunity in cable broadband and TV services.

        Our focus in 2010 will be on increasing customer penetration and usage within our existing footprint rather than extensive coverage roll-out.

        Further revenue growth will likely come from all of our operations as we continue to implement our triple "A" strategy, particularly in the countries where Tigo® was most recently launched. This strategy will continue to drive higher penetration rates in our markets. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposable income. However, this might not happen immediately as we continue to see price elasticity amongst our existing customers and as we continue to develop our valued added services.

        In addition, innovation has become a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers' disposable income. In the course of 2009, we increased the contribution to recurring revenues from value added services from 14% in the first quarter to 21% in the fourth quarter. We expect innovation to be an important driver of growth in the years ahead.

        Cost of sales:    Cost of sales increased by 8% for the year ended December 31, 2009 to $1,203 million from $1,115 million for the year ended December 31, 2008. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin slightly decreased from 65% for the year ended December 31, 2008 to 64% for the year ended December 31, 2009.

        Future gross margin percentages will be mostly affected by the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks.

        Sales and marketing:    Sales and marketing expenses decreased by 2% for the year ended December 31, 2009 to $647 million from $657 million for the year ended December 31, 2008. Sales and marketing costs were comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses decreased from 21% for the year ended December 31, 2008 to 19% for the year ended December 31, 2009.

        Future sales and marketing costs will be impacted by the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

        General and administrative expenses:    General and administrative expenses increased by 22% for the year ended December 31, 2009 to $606 million from $499 million for the year ended December 31, 2008. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, but also higher staff costs from more employees needed to manage the growth of Millicom's business. As a percentage of revenues, general and administrative expenses increased from 16% for the year ended December 31, 2008 to 18% for the year ended December 31, 2009.

        We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

        In addition, in January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement for most of its sites (see note 35). The agreement marks Millicom's first outsourcing of passive infrastructure and is consistent with Millicom's strategy of improving both our capital and operating efficiency by focusing on our core activities. Millicom is exploring similar opportunities in some other countries where we operate and we feel we can benefit from the same efficiencies as in Ghana.

        Other operating expenses:    Other operating expenses increased by 7% for the year ended December 31, 2009 to $66 million from $61 million for the year ended December 31, 2008. The costs related to the corporate staff and other group support functions has increased, and the necessity to oversee and support the significant growth in the operating companies will contribute to increase other operating expenses.

        Operating profit:    Operating profit for the years ended December 31, 2008 and 2008 by segment were as follows:

Operating profit	2009	2008	Growth
	US$ '000	US$ '000
Central America	584,341	642,851	(9)%
South America	227,904	149,848	52%
Africa	84,582	95,935	(12)%
Cable	31,295	6,537	379%
Unallocated	(77,099)	(76,949)	—
Total	851,023	818,222	4%

Operating profit margin	2009	2008	Change in % pts
Central America	44%	47%	(3)
South America	21%	15%	6
Africa	11%	13%	(2)
Cable	16%	15%	1
Total	25%	26%	(1)

        Operating margin in Central America decreased from 47% for the year ended December 31, 2008 to 44% for the year ended December 31, 2009, reflecting the impact of increasing taxes on calls in Honduras and El Salvador.

        In South America, we were able to improve our operating margins due to the improving performance of our Colombian operations where the margin improved from negative 16% in 2008 to negative 7% for 2009. Operating margin for our South America operating segment overall increased from 15% for the year ended December 31, 2008 to 21% for the year ended December 31, 2009

        In Africa, increasing depreciation charges from Millicom's high capital expenditure in the region as it aggressively rolled out the triple "A" operating strategy for the region negatively impacted operating margins. This led to a reduction in Africa operating profit margin from 13% for the year ended December 31, 2008, to 11% for the year ended December 31, 2009. During 2009, Millicom's operation in the DRC moved equipment to focus on the two regions with the highest economic activity in the country until the economic circumstances in the rest of the country improve.

        The Cable operating segment increased its operating margin to 16% for the year ended December 31, 2009 from 15% for the year ended December 31, 2008.

        In the future, Millicom's operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Millicom is striving to improve the profitability of its operations in Colombia and the DRC and expects both of these operations to generate operating profits in the near future.

        Interest expense:    Interest expense for the year ended December 31, 2009 increased by 28% to $173 million for the year ended December 31, 2009, from $136 million for the year ended

December 31, 2008. In the third quarter of 2008, Millicom reviewed its position to repay the 10% Senior Notes early. The Board of Directors decided not to redeem the Notes but to keep them until the contractual maturity date (December 1, 2013). This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and interest income amounting to $29 million was recorded in 2008 (see note 26). In addition, borrowings increased, although the interest rates declined. A significant portion of Millicom's gross debt is at variable rates, which declined significantly. Millicom intends, in the near future, to hedge part of its interest rate exposure to reach a 50% balance of variable interest rate debt (see note 33).

        Interest and other income:    Interest and other income for the year ended December 31, 2009 decreased by 64% to $12 million from $32 million for the year ended December 31, 2008. A reduction in interest rates, together with lower cash balances during the year ended December 31, 2009 compared to the same period last year, impacted the interest income.

        Revaluation of previously held interests:    On March 13, 2009, Millicom's joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. ("Navega"—see note 4). Millicom decided to early adopt IFRS 3R and has applied it to this acquisition (see note 2). As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom's joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. ("Metrored"), a subsidiary of Navega (held by Millicom's joint venture in Honduras), recognizing a gain of $32 million

        Other non operating (expenses) income, net:    Other non operating (expenses) income, net was an expense of $32 million for the year ended December 31, 2009 and an expense of $52 million for the year ended December 31, 2008, both referred to exchange losses. These lower exchange losses, mainly on borrowings, were due as a number of currencies strengthened against the dollar during 2009.

        Charge for taxes:    The net tax charge for the year ended December 31, 2009 decreased to $188 million from $269 million for the year ended December 31, 2008. This decrease was mainly due to the impairment in 2008 of the deferred tax asset booked in 2007 in our operation in Colombia.

        As a consequence, the Group's effective tax rate decreased from 40% in 2008 to 27% in 2009.

        The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would likely increase the Group effective tax rate.

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2009 was $851 million compared to a net profit of $518 million for the year ended December 31, 2007. Profit from continuing operations increased from $402 million for the year ended December 31, 2008 to $504 million for the year ended December 31, 2009 for the reasons stated above. The profit from discontinued operations for the year ended December 31, 2009 was $300 million (including a $289 million net gain on disposals of Millicom's operations in Cambodia and Sri Lanka—see note 5) compared to a profit from discontinued operations for the year ended December 31, 2008 of $2 million.

Years Ended December 31, 2008 and 2007

        The following table sets forth certain income statements items for the periods indicated:

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2008	2007
	(in thousands of U.S. dollars, except percentages)
Revenues	3,150,559	2,429,082	721,477	30%
Cost of sales	(1,114,822)	(868,842)	(245,980)	28%
Gross profit	2,035,737	1,560,240	475,497	30%
Sales and marketing	(657,480)	(464,343)	(193,137)	42%
General and administrative expenses	(498,597)	(392,286)	(106,311)	27%
Other operating expenses	(61,438)	(72,949)	11,511	(16)%
Operating profit	818,222	630,662	187,560	30%
Interest expense	(135,932)	(180,771)	44,839	(25)%
Interest and other financial income	32,277	55,912	(23,635)	(42)%
Other non operating expenses (income), net	(52,265)	9,984	(62,249)	(623)%
Profit from associates	8,706	4,400	4,306	98%
Profit before tax from continuing operations	671,008	520,187	150,821	29%
Charge for taxes	(268,813)	(83,710)	(185,103)	221%
Profit for the year from continuing operations	402,195	436,477	(34,282)	(8)%
Profit from discontinued operations, net of tax	2,246	274,507	(272,261)	(99)%
Non controlling interests	113,075	(13,842)	126,917	(917)%
Net profit for the year attributable to equity holders	517,516	697,142	(179,626)	(26)%

        We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

        Total revenues increased by 30% for the year ended December 31, 2008 to $3,151 million from $2,429 million for the year ended December 31, 2007. The increase is mainly due to growth in the number of mobile customers. Total mobile customers for the years ended December 31, 2008 and 2007 by operating segment were as follows:

Customers	2008	2007	Growth
Central America	11,181,251	8,824,924	27%
South America	7,460,771	5,892,726	27%
Africa	9,048,652	5,568,148	63%
Total	27,690,674	20,285,148	37%

        As of December 31, 2008, our worldwide total mobile customer base increased by 37% to 27,690,674 mobile customers from 20,285,148 mobile customers as of December 31, 2007. Prepaid customers accounted for 95% or 26,316,527 of the total mobile customers.

        Our mobile attributable customer base increased to 24,080,524 customers as at December 31, 2008 from 17,471,986 customers as of December 31, 2007, an increase of 38%.

        The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Expansion of the distribution network also helped drive customer growth by increasing the points of sale where we sell our products, which makes the products more accessible. We drove higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques.

        In Central America, Honduras grew its mobile customer base by 45% year-on-year, Guatemala grew by 20% year-on-year and El Salvador by 14%. In South America, total mobile customers increased by 27% with Paraguay and Bolivia both showing increases of 33% and Colombia showing an increase of 20%. Growth was particularly strong in Africa. The two best performing markets in terms of net mobile customer additions were Tanzania which grew by 93% year-on-year and DRC, which grew by 92% year-on-year, to over 1 million mobile customers. Chad also showed a significant year-on-year net mobile customer growth of 67%. In Senegal, net mobile customers increased by 66% year-on-year, but this growth occurred mainly in the first half of 2008. The dispute with the Senegalese government over the Sentel license (see note 31) led to a decline in mobile customer growth in the later part of the year.

        Revenues:    Revenues for the years ended December 31, 2008 and 2007 by operating segment were as follows:

Revenue	2008	2007	Growth
	US$ '000	US$ '000
Central America	1,376,848	1,149,368	20%
South America	1,019,332	809,881	26%
Africa	711,364	469,833	51%
Cable	43,015	—	—
Total	3,150,559	2,429,082	30%

        Central America—Revenue grew by 20% in 2008 to $1,377 million. The lower growth of revenues as compared to recent years was mainly due to a slowing in the growth in remittances of funds from the US during the last quarter of 2008, when previous year remittances were still growing by 5% year on year in Guatemala and Honduras and by 3% in El Salvador. In addition, during 2008, inflation in Central America, particularly on food and other essentials, raised in excess of 20% per annum, affecting consumption of the customers, although in the last quarter inflation began to ease again. The higher cost of basic needs meant that there were fewer discretionary dollars available to customers for the purchase of mobile minutes.

        Tax changes in the last quarter of 2008 in Honduras and El Salvador on incoming international calls increased the calling costs from overseas into Honduras by $3 cents per minute and into El Salvador by $4 cents per minute. This reduced the total international minutes of calling, although overall minutes of use held up well, showing that the calling patterns of our existing customers did not changed significantly in 2008 despite the tougher economic environment.

        South America—Revenues were positively impacted by the weak dollar which impacted the top line in translation for the first nine months of 2008. However, revenue increased by 26%, to $1,019 million for the year ended December 31, 2008, from $810 million for the year ended December 31, 2007. The currencies in South America devalued as agricultural commodities, a key export, fell in price in the last quarter of the year.

        In Bolivia there was some price pressure in the market but Tigo differentiated its offer by having low recharges to increase the perception of affordability. Also, in terms of accessibility, Tigo had 37% e-PIN penetration and some 8 thousand active e-PIN points of sale which made its products attractive in terms of affordability.

        Tigo Colombia achieved a very positive development in its postpaid customer base in 2008 where it observed a 51% growth. In October 2008, Tigo became the second operator offering 3G services in Colombia. Including 3G revenues, VAS experienced growth of 112% in 2008.

        In Paraguay, for 2008, the focus was on the launch of 3G, the growth of VAS and improving the inventory levels of scratch cards and airtime in the points of sale. VAS accounted for 32% of recurring revenue, growing some 78% in 2008 with SMS reaching 89% penetration by the end of 2008.

        Africa—Revenue grew by 51%, to $711 million for the year ended December 31, 2008, from $470 million for the year ended December 31, 2007. The effect of the strengthening dollar compared to the local currencies continued to be a factor that impacted the top line. However, Africa remained Millicom's fastest growing region and an increasing proportion of total Group capex was invested in the region in 2008. In 2008, the African region was characterized by extensive network expansion and a build-up of the necessary capacity to accommodate the projected growth in the customer base. With increased capacity, Tigo was able to roll out products such as its 'Xtreme' offer ("all one can eat for one payment a day"). This offer was adapted by region to vary the price according to affordability and network capacity, to allow Millicom to take advantage of spare network capacity in each area.

        In DRC, Tigo found traction with 130% revenue growth year-on-year, despite inflation and then currency devaluation in the last quarter of 2008 and some instability in the East of the country. In DRC currency devaluation had only limited impact on our business as we trade locally in dollars. Our concern focused more on the impact of the worldwide economic slowdown on DRC and the lower consumption that could follow the devaluation of the local currency. Tigo doubled its points of sale in DRC to 61 thousand in 2008.

        Chad saw the introduction of per second billing which helped increase the perception of price leadership and increased points of sale to some 14 thousand.

        In Senegal, mobile penetration was 43% and Tigo had 36% market share at year end, with a third operator entering the market in the last quarter of 2008. With the arrival of this operator, the Senegalese government re-opened the issue on the status of our license in Senegal. This uncertainty caused by Government action had a negative impact on mobile customer growth in the latter part of the year (see note 31).

        Penetration in Ghana reached 44% and Tigo had a market share of 28% at year end; it was number two in the market. One Touch, the third operator, was acquired by Vodafone and Zain recently entered the market.

        Cable—Cable was a business with approximately 533 thousand revenue generating units (RGU) across Central America with cable and broadband customers in El Salvador, Honduras and Costa Rica and smaller corporate data businesses in Guatemala and Nicaragua. Revenues increased to $43 million for the year ended December 31, 2008, mainly driven by the broadband business and RGUs increased by 16% year on year. Millicom has an extensive HFC (Hybrid Fiber-Coax) network with 1.2 million homes passed and today some 69% have two-way coaxial cable.

        Cost of sales:    Cost of sales increased by 28% for the year ended December 31, 2008 to $1,115 million from $869 million for the year ended December 31, 2007. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations and the depreciation of network equipment. The interconnection and roaming costs were directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin slightly increased from 64% for the year ended December 31, 2007 to 65% for the year ended December 31, 2008.

        Sales and marketing:    Sales and marketing expenses increased by 42% for the year ended December 31, 2008 to $657 million from $464 million for the year ended December 31, 2007. Sales and marketing costs were comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues and the increase in mobile customers, and to the increased spending on brand awareness and point of sales materials. As a percentage of revenues, sales and marketing expenses increased from 19% for the year ended December 31, 2007 to 21% for the year ended December 31, 2008.

        General and administrative expenses:    General and administrative expenses increased by 27% for the year ended December 31, 2008 to $499 million from $392 million for the year ended December 31, 2007. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, but also higher staff costs related to the greater number of employees needed to manage the growth of Millicom's business. As a percentage of revenues, general and administrative expenses remained stable at 16% for the years ended December 31, 2008 and 2007.

        Other operating expenses:    Other operating expenses decreased by 16% for the year ended December 31, 2008 to $61 million from $73 million for the year ended December 31, 2007. 2007 figures were impacted by the reduction to the goodwill in our Colombian operation of $23 million. However, the costs related to the corporate staff and other group support functions has increased, and the necessity to oversee and support the significant growth in the operating companies will contribute to increase other operating expenses.

        Operating profit:    Operating profit for the years ended December 31, 2008 and 2007 by segment were as follows:

Operating profit	2008	2007	Growth
	US$ '000	US$ '000
Central America	642,851	526,369	22%
South America	149,848	106,591	41%
Africa	95,935	66,716	44%
Cable	6,537	—	—
Unallocated	(76,949)	(69,014)	11%
Total	818,222	630,662	30%

Operating profit margin	2008	2007	Change in % pts
Central America	47%	46%	1
South America	15%	13%	2
Africa	13%	14%	(1)
Cable	15%	—%	—
Total	26%	26%	—

        Those Millicom operations with the highest market share, specifically in Central America (El Salvador, Guatemala and Honduras) and in South America (Bolivia and Paraguay), which have already achieved critical mass, were able to improve their operating margins in 2008.

        In addition Millicom's operation in the Democratic Republic of Congo continued to have operating losses, as it aggressively rolls out the triple "A" operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 92% increase in customers in 2008. This lead to a reduction in Africa operating profit margin from 14% for the year ended December 31, 2007, to 13% for the year ended December 31, 2008.

        Interest expense:    Interest expense for the year ended December 31, 2008 decreased by 25% to $136 million the year ended December 31, 2008, from $181 million for the year ended December 31, 2007. This is primarily due to Millicom's third quarter 2008 review of its position to repay the Notes prior to maturity. The Board of Directors decided not to redeem the Notes but to keep them until the contractual maturity date (December 1, 2013). This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008 (see note 26).

        Interest and other income:    Interest and other income for the year ended December 31, 2008 decreased by 42% to $32 million from $56 million for the year ended December 31, 2007. This was mainly due to the expenditure to acquire our Amnet business (see note 4), which reduced the balance of cash and cash equivalents available to the Group.

        Other non operating expenses (income), net:    Other non operating expenses (income), net was income of $10 million for the year ended December 31, 2007 and was an expense of $52 million for the year ended December 31, 2008. This decrease was primarily the result of higher exchange losses, mainly on borrowings, as a number of currencies weakened against the dollar in the last quarter of 2008.

        Charge for taxes:    The net tax charge for the year ended December 31, 2008 increased to $269 million from $84 million for the year ended December 31, 2007. This increase was mainly due to the impairment of the deferred tax asset booked in 2007 in our operation in Colombia.

        In October 2006, when the Group acquired Colombia Móvil, the operation had tax loss carry forwards. When completing the purchase price allocation, Millicom assessed that it was not probable that these tax loss carry-forwards would be used in the short term. Thus no deferred tax asset was recognized on acquisition. Given the 2007 actual results of Colombia Móvil and its forecasted performance, Colombia Móvil was expected to be profitable in a foreseeable future. Accordingly, an amount of $86 million was recorded in deferred tax assets corresponding to $39 million related to tax losses after the acquisition and $47 million related to tax losses prior to the acquisition. Management estimated that these tax losses were to be used against future taxable profit. As part of these losses existed at the time of the acquisition some of the goodwill recorded at acquisition was reversed resulting in an expense of $23 million in 2007 recorded under the caption "other operating expenses".

        As the business conditions have been negatively impacted by the change in the interconnect rates, Colombia performance deteriorated since the first recognition of deferred tax assets. Therefore, it was no longer considered probable that Millicom could utilize these fiscal loss carryforwards in the near future. Therefore the previously recognized deferred tax asset was impaired through the income statement.

        As a consequence, the Group's effective tax rate increased from 16% in 2007 to 40% in 2008.

        The corporate expenses and interest exceed the income at the corporate holding companies, and therefore the net total is not tax deductible. This causes the effective tax rate to increase. Millicom has been both increasing the corporate income by charging the operating companies management and brand fees and decreasing the corporate interest expense by replacing corporate debt with operating company debt.

        The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would likely increase the Group effective tax rate.

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2008 was $518 million compared to a net profit of $697 million for the year ended December 31, 2007. Profit from continuing operations decreased to $402 million for the year ended December 31, 2008 from $436 million for the year ended December 31, 2007 for the reasons stated above. The profit from discontinued operations for the year ended December 31, 2008 was $2 million compared to a profit from discontinued operations for the year ended December 31, 2007 of $275 million.

Liquidity and Capital Resources

Overview

        We believe that our funding is sufficient for our present requirements.

        As of December 31, 2009, Millicom's total consolidated outstanding debt and other financing was $2,347 million (2008: $2,158 million). Of this amount, $455 million (2008: 453 million) represented the Company's indebtedness and $1,892 million (2007: $1,705 million) represented the consolidated indebtedness of our subsidiaries and joint ventures.

        At the operating company level, we seek, in the long term, to finance the costs of developing and expanding mobile operations on a project-by-project basis. Operations are typically financed initially by contributions from Millicom in the form of equity, shareholders' loans and, in some cases, debt. In many cases, we seek to replace such equity and debt with third party financing, which after the initial stages of an operating company's development, is non-recourse to Millicom whenever possible. Sources of financing at the operating company level have included vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation ("IFC"), PROPARCO, FMO, EKB and the Overseas Private Investment Corporation ("OPIC") and bank lines of credit.

        We seek to obtain financing at an operating company level in the relevant local currency so as to limit the impact of currency fluctuations, although this is not always possible because of the lack of long term credit facilities in most countries where we trade.

Cash Upstreaming

        The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash to the Company, through a combination of dividends, technical service fees and shareholders' loans reimbursement. For the year ended December 31, 2009, we upstreamed $591 million from 9 of the 14 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. In 2008, we upstreamed $543 million from 9 of 16 countries in which we operated. In 2007, we upstreamed $656 million from 13 of 16 countries in which we operated, which included the proceed from the sale of our operation in Pakistan, Paktel.

Cash Flows

Years Ended December 31, 2009 and 2008

        For the year ended December 31, 2009, cash provided by operating activities was $1,225 million, compared to $1,058 million for the year ended December 31, 2008. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

        Cash used by investing activities was $930 million for the year ended December 31, 2009, compared to $1,779 million for the year ended December 31, 2008. In the year ended December 31, 2009 Millicom used $53 million in the acquisition of Joint ventures and subsidiaries (see note 4), compared to a use of $532 million for the year ended December 31, 2008, mainly related to the acquisition of Amnet. Millicom also used $727 million to purchase property, plant and equipment compared to $1,161 million for the same period in 2008.

        Financing activities provided total cash of $124 million for the year ended December 31, 2009, compared to $299 million for the year ended December 31, 2008. In the year ended December 31, 2009, we repaid debt of $507 million while raising funds of $628 million through new financing and $3 million through the issuance of shares.

        The net cash inflow provided by discontinued operation amounted to $417 million for the year ended December 31, 2009 (mainly related to the net proceeds from the sale of Millicom's operations in Sri Lanka and Cambodia), compared to an outflow of $69 million for the year ended December 31, 2008.

        The net cash inflow for the year ended December 31, 2009 was $837 million compared to an outflow of $500 million for the year ended December 31, 2008. Millicom had closing cash and cash equivalents balances of $1,511 million as at December 31, 2009 compared to $674 million as at December 31, 2008.

Years Ended December 31, 2008 and 2007

        For the year ended December 31, 2008, cash provided by operating activities was $1,058 million, compared to $772 million for the year ended December 31, 2007. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

        Cash used by investing activities was $1,779 million for the year ended December 31, 2008, compared to $756 million for the year ended December 31, 2007. In the year ended December 31, 2008 Millicom used $532 million in the acquisition of Amnet. Millicom also used $1,161 million to purchase property, plant and equipment compared to $768 million for the same period in 2007.

        Financing activities provided total cash of $299 million for the year ended December 31, 2008, compared to $207 million for the year ended December 31, 2007. In the year ended December 31, 2008, we repaid debt of $640 million while raising funds of $1,196 million through new financing and $3 million through the issuance of shares.

        The net cash outflow for the year ended December 31, 2008 was $500 million compared to an inflow of $518 million for the year ended December 31, 2007. Millicom had closing cash and cash equivalents balances of $674 million as at December 31, 2008 compared to $1,175 million as at December 31, 2007.

Investments, Acquisition, Divestments and Capital Expenditures

Investments

        Millicom will continue to invest in its existing mobile operations, where we believe we can generate attractive returns. In addition, we may increase our equity ownership in certain existing operations through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities and we may enter into new markets in Latin America and Africa by acquiring existing operators. We may also pursue new license opportunities in our adjacent markets where the investment offers group-wide synergy potential. Such synergies include sharing information and best practices about services, human resources, technologies, market strategies, and the centralized negotiation of financings and supply contracts for network and customer equipment. We may also expand our footprint through acquisitions or greenfield projects in areas close to our existing businesses such as, for example, cable or content assets.

Acquisitions

        In 2009, Millicom's joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. ("Navega") and Millicom acquired the remaining non-controlling interest in its operation in Chad. Millicom's share of the Navega acquisition cost amounted to $49 million and Millicom's share of the net cash acquired amounted to $10 million; net cash used for this acquisition therefore amounted to $39 million. The initial consideration for the remaining non-controlling interest in Chad amounted to $8 million and was paid in cash. If certain conditions are met, Millicom will have to pay further $2 million within the 14 months following the balance sheet date.

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

Divestments

        During 2009, Millicom completed the sale of its mobile operations in Sri Lanka (on October 16, 2009), Sierra Leone and Cambodia (respectively on November 25 and 26, 2009). A total net gain of $289 million was recognized from the sale of these operations. Millicom's operations in Sri Lanka, Sierra Leone and Cambodia ceased to be consolidated from the date of sale.

        On January 21, 2007, Millicom signed with China Mobile Communications Corporation an agreement relating to the sale of our 88.68% interest in Paktel Limited to for an enterprise value of $460 million, resulting in net proceeds of approximately $284 million. Transaction was completed on February 13, 2007.

Capital Expenditures

        Our capital expenditure of property, plant and equipment, licenses and other intangibles by operating segment for the years ended December 31, 2009, 2008 and 2007 has been as follows:

	2009	2008	2007
Central America	110,738	294,011	291,678
South America	163,045	369,167	325,077
Africa	398,244	601,080	337,299
Cable	64,569	11,548	—
Unallocated items and discontinued operations	892	166,885	101,548
Total	737,488	1,442,691	1,055,602

        We expect to direct some of our capital expenditures towards our new operation in Rwanda and the roll out of tigo® across the rest of our African operations in 2010.

        In December 2010, Millicom's operation in Ghana signed a sale and lease-back agreement for most of its sites (see note 35). The agreement marks Millicom's first outsourcing of passive infrastructure and is consistent with Millicom's strategy of improving both our capital and operating efficiency by focusing on our core activities. Millicom is exploring similar opportunities in some other countries where we operate and we feel we can benefit from the same efficiencies as in Ghana.

Commitments to Purchase Network Equipment within One Year

        As of December 31, 2009, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $186 million from a number of suppliers, all of which was within one year except $3 million within two years. We expect to meet these commitments from our current cash balance and from the cash generated from our operations.

        As of December 31, 2008, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $539 million from a number of suppliers, all of which was within one year except $15 million within two years.

Financing

        We finance our operations on a project-by-project basis at both the operational and parent entity level. Once a license is awarded, we make an initial investment in the form of equity and, in some cases, debt. The local operation typically is granted between six and 12 months to build out its initial mobile telephone network. During this initial phase, we frequently supplement our investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by Millicom. We seek to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where available, we endeavor to obtain financing in local currencies and without recourse to Millicom. However, Millicom may guarantee such project financing for an initial period. We intend to continue to pursue a project-by-project approach to fund our systems. If additional investment is required, we seek, whenever possible, to fund such investment through shareholder loans from the Company. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of December 31, 2009, 41% of our debt at the operating level was denominated in local currency.

        Millicom's total consolidated net indebtedness as of December 31, 2009 was $2,347 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, short-term time deposits and pledged deposits) was $732 million. Our annual interest expense for the years ended December 31, 2009 and 2008 was $173 million and $136 million, respectively.

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

        If Millicom experiences a Change of Control Triggering Event, defined as a credit risk rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5 million which is recorded under the caption "Other non operating income (expenses), net".

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non-current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortized cost of the Notes due to the earlier settlement date. Millicom reviewed its position to repay the Notes in September 2008 and the Board of Directors decided not to early redeem the Notes but to keep them until the contractual maturity date (December 1, 2013). This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008. In addition the 10% Notes were reclassified as non-current.

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

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by operation is as follows:

	2009	2008
	US$ '000	US$ '000
Colombia(i)	508,904	456,356
Amnet(ii)	247,334	231,523
Tanzania(iii)	212,405	168,793
El Salvador(iv)	159,332	192,045
Ghana(v)	137,650	138,999
Guatemala(vi)	100,351	11,000
Honduras(vii)	100,339	90,817
Bolivia(viii)	99,075	103,111
Chad(ix)	94,157	45,777
DRC(x)	78,865	63,256
Senegal(xi)	63,469	58,309
Paraguay(xii)	59,931	64,147
Other	30,598	80,422
Total other debt and financing	1,892,410	1,704,555
Of which:
Due after more than 1 year	1,458,423	1,208,011
Due within 1 year	433,987	496,544

        Significant individual financing facilities are described below:

(i)    Colombia

        In March 2008, Colombia Movil S.A. E.S.P ("Colombia Movil"), Millicom's operation in Colombia, entered into a COP391 billion ($191 million as at December 31, 2009), 5 year facility with a club of Colombian banks. This facility bears interest at Deposits to Fixed Terms ("DTF") plus 4.5% and is 50% guaranteed by the Company. As at December 31, 2009 $191 million (2008: $173 million) was outstanding on this facility.

        In October 2006, the Company acquired a majority ownership 50% plus 1 share in Colombia Movil. At the time of the acquisition the Company had a COP169 billion ($83 million) Hermes guaranteed export credit facility with Citigroup maturing in January 2012. This facility was bearing interest at Indice de Precios al Consumidor ("IPC") plus 6.30% and was 100% guaranteed by the non-controlling shareholders. This facility was settled in 2009. As at December 31, 2008 $37 million was outstanding under this facility.

        Colombia Movil S.A. E.S.P. also had local currency loans from the non-controlling shareholders outstanding as at December 31, 2009 of $274 million (2008: $230 million). These loans bear interest at DTF plus 4.15% and mature between 2011 and 2013.

        In addition, as at December 31, 2009 Colombia Movil S.A. E.S.P. had $44 million (2008: $16 million) of other debt and financing, in US$ and local currency.

(ii)   Amnet

        In October 2008 Millicom Cable N.V. signed a 1 year financing agreement with RBS and Standard Bank for $200 million to partly finance the acquisition of Amnet. The loan was bearing interest for the first six months at $ LIBOR plus 2.5%, for months seven to nine at $ LIBOR plus 2.875% and months ten to twelve at $ LIBOR plus 3.125%. The loan was increased by $30 million in December 2008 through a financing agreement with Nordea. The total loan, amounting to $230 million, was fully guaranteed by the Company. The facility was settled in 2009. $230 million was outstanding as at December 31, 2008.

        In September 2009, Millicom Cable N.V., a subsidiary of the Company, refinanced the above agreement with a 2 years, $250 million senior term loan facility fully guaranteed by the Company with Standard Bank, RBS, Nordea, DnB Nor, and Morgan Stanley. This loan agreement is allocated to the 3 main Amnet operating entities in Costa Rica, El Salvador, and Honduras. The loan is bearing interest for the first six months at $ LIBOR plus 4.5%, for months seven to twelve at $ LIBOR plus 4.75% and thereafter the margin increases by an incremental 25 basis points per quarter, up to 5.75% for the last quarter in 2011. $247 million was outstanding as at December 31, 2009.

        As at December 31, 2009 Amnet had no other debt and financing (2008: $2 million).

(iii) Tanzania

        In December 2008, Millicom Tanzania Limited, Millicom's operation in Tanzania entered into facilities totaling $228 million comprising of a five year local currency syndicated tranche for TZS95 billion at the 180 days treasury Bill rate plus 3%, a seven year $116 million EKN guaranteed financing with 45% of the facility fixed at 4.1% and 55% of the facility at $ LIBOR plus 0.665% and a seven year $40 million tranche with Proparco at $ LIBOR plus 2.5%. All tranches are 100% guaranteed by the Company. As at December 31, 2009, the amount outstanding under these facilities was $200 million (2008: $152 million).

        In March 2007 Millicom Tanzania Limited entered into a new 5 year Citi-Opic facility, bearing interest at a rate of $ LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2009 amounted to $12 million (2008: $17 million).

        Millicom Tanzania Limited had no other debt and financing outstanding as at December 31, 2009 and 2008.

(iv)  El Salvador

        In September 2006, Telemovil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. As of December 31, 2009, $130 million of this facility was outstanding (2008: $180 million).

        In December 2008, Telemovil El Salvador S.A., entered into a $12 million 2 year loan with Banco Agrícola Comercial S.A. The loan bears interest at $ LIBOR plus 6%. As of December 31, 2009, $6 million of this facility was outstanding (2008: $12 million).

        In December 2009, El Salvador entered into a 2 year loan with Scotiabank, bearing interest at $ LIBOR plus 5.0%. As at December 31, 2009, $23 million was outstanding.

        As at December 31, 2009 and 2008, there was no other debt or financing outstanding.

(v)   Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60 million local 5 year Facility. The loan bears interest at $ LIBOR plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at $ LIBOR plus 2.25% was arranged. As at December 31, 2009, $132 million (2008: $139 million) was outstanding under these facilities.

        In December 2009 the company entered into a 3.5 year $22 million Ericsson arranged financing with EKN and Nordea priced at $ LIBOR + 0.85% fully guaranteed by the Company. As at 31 December 31, 2009, $6 million outstanding under this facility.

(vi)  Guatemala

        In March 2009, Millicom's operation in Guatemala and its sister company Asesoria en Telecomunicaciones SA ("Asertel") entered into four facilities with 3 year maturities for a total of $122 million with Banco de Desarollo Rural S.A., Banco Industrial S.A., Banco G&T Continental S.A., and Blue Tower Ventures Inc. Millicom's share of these facilities amount to $67 million, out of which $50 million is guaranteed by the Company.

        Comcel also signed another 6 year facility with IFC for $100 million. As at December 31 2009, Millicom's share of the outstanding debt amounted to $19 million, bearing interest at $ LIBOR plus 4.50%.

        In addition as at December 31, 2009, Comcel had other short term financing of $14 million (2008: $11 million).

(vii) Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with several local banks maturing between 2010 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2009 between 7.75% and 11%

(2008: between 7.4% and 16%). As at December 31, 2009, Millicom's share of the outstanding debt under these facilities was $100 million (2008: $91 million).

(viii)  Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20 million was provided directly by the FMO. This tranche is repayable over 7 years and bears an interest at $ LIBOR rate plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard bank. This tranche is repayable over 5 years and bears interest at $ LIBOR plus 2%. Both tranches are guaranteed by the Company. As of December 31, 2009, $35 million of this financing agreement was outstanding (2008: $40 million).

        In March 2008, Telecel Bolivia signed a 4 year and 9 months financing agreement for $30 million with the International Finance Corporation. The loan bears interest at $ LIBOR plus 2% and is fully guaranteed by the Company. As of December 31, 2009, $25 million of this financing agreement was outstanding (2008: $30 million).

        In addition to the above, Telecel Bolivia also had supplier financings with Huawei (at interest rates of $ LIBOR plus 2%) and FPLT totaling $26 million (2008: $32 million) and $13 million of other debt and financing outstanding as at December 31, 2009 (2008: $1 million).

(ix)  Chad

        In May and August 2007, Millicom's operation in Chad signed respectively a $31 million 5 year Facility with China Development Bank at $ LIBOR +2% and a Euro 15 million 5 year Facility with Proparco at Euribor +2%. As at December 31, 2009 $23 and $12 million respectively were outstanding under these facilities, both guaranteed by the Company.

        In May 2009, Millicom Chad entered into a XAF6 billion 5 year Facility co-arranged by Societe Generale Cameroun and Financial Bank priced at fixed rate of 7%, fully guaranteed by the Company. At the same date, Millicom Chad signed a XAF21 billion 5 year Subordinated Facility with Societe Generale Tchad priced TIAO +1.85% and guaranteed by Nordea. This guarantee is secured by a pledged deposit of $53 million by the Company (see note 18). As at December 31, 2009 $13 and $46 million respectively were outstanding under these facilities.

(x)   Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2009, $75 million was outstanding under this facility (2008: $59 million).

        In addition Oasis had other debt and financing of $4 million (2008: $4 million).

(xi)  Senegal

        In December 2005, Sentel GSM, Millicom's operation in Senegal entered into a XAF12,500 million loan agreement with Crédit Lyonnais Sénégal ("CLS"). This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. The outstanding amount in US$ as at December 31, 2009 was $27 million (2008: $26 million). Sentel GSM also entered into a 5 year additional Tranche of XAF7,500 million with CLS in July 2007. This tranche bears an 8.5% fixed interest rate. The outstanding amount under this additional Tranche in US$ as at December 31, 2009 was $10 million (2008: $14 million).

        In addition as at December 31, 2009, Senegal had $13 million (2008: nil) of vendor financing with Nokia Siemens.

(xii) Paraguay

        In July 2008, Telefonica Cellular Del Paraguay, Millicom's operation in Paraguay entered into a $107 million, 8 year loan with the European Investment Bank ("EIB"). The loan is bearing interest at $ LIBOR plus 0.125%. The outstanding amount as at December 31, 2009 and 2008 was $50 million. The EIB is guaranteed for commercial risks by a group of banks.

        In addition as at December 31, 2009, Telefonica Cellular Del Paraguay had $10 million (2008: $14 million) of other debt and financing outstanding.

Guarantees

        In the normal course of business, the Company has issued guarantees to secure some of the obligations of some of its operations under bank financing agreements. As of December 31, 2009, the Company has issued $801 million of guarantees (2008: $712 million).

Pledged assets

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company as at December 31, 2009 is $1,172 million (2008: $1,313 million). The assets pledged by the Group for these debts and financings at the same date amount to $610 million (2008: $610 million).

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom's earnings, assets and cash flows as we have US$ denominated debt, pushed down to the operations, because of lack of available debts in local currencies.

        We generally do not hedge our foreign currency exposures, because of lack of available instruments in the countries where we operate. Millicom had a net exchange loss of $32 million for the year ended December 31, 2009, compared to a loss of $52 million for the year ended December 31, 2008.

Trend Information

        We believe there is a significant opportunity for rapid growth in our markets due to relatively low mobile penetration in economies with high growth potential and substantial pent-up demand for basic voice telephony services especially in Africa. We believe we can grow our customer base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. In addition, innovation has become a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers' disposable income. In the course of 2009, we increased the contribution to recurring revenues from value added services from 14% in the first quarter to 21%

in the fourth quarter. We expect innovation to be an important driver of growth in the years ahead. We are developing a number of non-traditional distribution channels in our operations to expand our market share and reduce our operating costs. There is, however, a risk that, as new competitors enter our prepaid markets, as was the case Honduras and Ghana over the last few years, and price competition intensifies, our prepaid customers may be more likely to move from one mobile operator to another than our postpaid customers. This also has the effect of driving prices down, thus eroding the profitability of the mobile operators. In addition, there is the risk of additional taxes, especially in those countries that face budget constraints. In that event, we believe our strong service coverage and increasing use of non-traditional distribution channels, competitive tariffs and brand awareness will enable us to compete effectively in our prepaid markets. However, this may not always be the case and, if we determine that the business is not sustainable, we may decide to exit the relevant market.

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

Off-balance Sheet and Other Arrangements

        Millicom has a number of commitments and contingencies, as described in Note 31 to the consolidated financial statements.

Critical Accounting Policies

        The consolidated financial statements as of December 31, 2009 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

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

Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognizes any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognized from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net". Goodwill on acquisition of associates is included in "investments in associates". Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

        For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group's cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

  •
  Is not larger than an operating segment.

        Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Trademarks and Customer bases

        Trademarks and customer bases are recognized as intangible assets only when acquired in business combinations or ownership increase transactions in joint ventures. Their cost corresponds to the fair value as at the date of acquisition. Trademarks and customer bases have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer bases over their estimated useful lives. The estimated useful life for trademarks and customer bases are based on the specifications of the market in which they exist. Trademarks and customer bases are recorded under the caption "Intangible assets, net".

Impairment of Non-current Assets

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The Group determines the recoverable amount based on the higher of its fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions of the time value of money and the risk specific to the asset. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

        An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognized impairment loss is reversed if there has been a change in the estimate used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

        Where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets.

Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in the current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified within non-current assets. Loans and receivables are carried at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Financial instruments at fair value through profit or loss

        Financial instruments at fair value through profit or loss are financial instruments held for trading. Their fair value is determined by reference to quoted market prices on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions, reference to the current market value of a substantially similar instrument, discounted cash flow analysis and option pricing models. A financial instrument is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

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

Borrowings and transaction costs

        Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowing using the effective interest method.

        The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguishment, conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in equity, net of income tax effects.

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

        Transaction costs which are not capitalized are recognized as an expense when incurred.

Provisions

        Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Revenue Recognition

        Revenue comprises the fair value of consideration received or receivable for the sale of goods and services, net of value added tax, rebates and discounts and after eliminating sales within the Group.

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

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

        Subscription products and services are deferred and amortized over the estimated life of the customer relationship. Related costs are also deferred, to the extent of the revenues deferred, and amortized over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically.

        Where customers forward purchase a specified amount of airtime, revenues are recognized as credit is used. Unutilized airtime is carried in the balance sheet and is included under deferred revenue within "other current liabilities".

        Revenues from value added services such as text messaging, video messaging, ringtones, games etc., are recognised net of payments to the providers of these services when the providers are responsible for the contents and for determining the price paid by the customer and as such the Group is considered to be acting in substance as an agent only. Where the Group is responsible for the content and determines the price paid by the customer then the revenue is recognised gross.

        Revenues from the sale of handsets and accessories on a stand-alone basis (if sold with other services, multiple element arrangements accounting would then apply) are recognized when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer.

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

Share based Compensation

        Up until May 2006, share options were granted to Directors, management and key employees. The fair value of the equity instruments granted in exchange for the services received is recognized as an expense over the vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the Group revises its estimate of the number of options that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

        Subsequent to May 2006, restricted share awards are granted to the Directors, management and key employees.

        The cost of these equity-transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

        No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification, which increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Deferred tax

        Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

        Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference, and the carry-forward of unused tax credits and unused tax losses can be utilized except where the deferred tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting nor taxable profit or loss.

        The carrying amount of deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

        Deferred income tax assets and liabilities are measured at the tax rate expected to apply to the year when the assets is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement. Deferred tax assets and deferred tax liabilities are offset, if legally enforceable rights exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Discontinued operations

        Revenues and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Comparative figures in the consolidated income statement representing the discontinued operations are also reclassified to a separate line. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and represent a major line of business or geographic unit which has been disposed of or is available for sale.

Recent Accounting Developments

IFRS Developments

        The consolidated financial statements as of December 31, 2009 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years, with the exception of the early adoption as of January 1, 2009 of IFRS 3R, 'Business combinations', and IAS 27R, 'Consolidated and separate financial statements'.

        The Group early adopted IFRS 3R, 'Business combinations', in 2009 for the step-up acquisition of Navega.com S.A. (see note 4). Millicom revalued its previously held interests in Navega.com S.A. at fair value, recognising the resulting gain in the consolidated income statement.

        The revised standard, in general, continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed.

        As the Group has early adopted IFRS 3R, it is required to early adopt IAS 27R, 'Consolidated and separate financial statements', at the same time. IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss.

        IAS 38 (amendment), 'Intangible Assets' is applied by the Group from the date IFRS 3R was adopted. The amendment to the IAS 38 clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment did not result in a material impact on the Group's consolidated financial statements.

        The following new standards and amendments to standards, which affect the presentation of the consolidated financial statements, were mandatory for the first time for the financial year beginning January 1, 2009.

  •
  IAS 1 (revised), 'Presentation of financial statements'. The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expenses recognized in profit or loss, together with all other items of recognized income and expense. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has decided to present two statements. These consolidated financial statements have been prepared under the revised disclosure requirements.

  •
  IFRS 8, 'Operating segments'. IFRS 8 replaces IAS 14, 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner consistent with the internal reporting provided to the "Chief Operating Decision-Maker", who makes strategic decisions. As a result of the adoption of IFRS 8, Millicom concluded that its reportable segments were Central America, Cable, South America and Africa, which does not present any change compared to the definition of segments under IAS 14.

  •
  IFRS 7 'Financial instruments—Disclosures' (amendment)—effective January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The change in accounting policy only resulted in additional disclosures.

        In addition, the following amendments to standards and interpretations, which could affect Millicom's financial position and accounting policies, are mandatory for the first time for the financial year beginning January 1, 2009, but are not currently relevant nor have a material impact for the Group.

  •
  IFRS 2 (amendment), 'Share-based payment'. This amendment to IFRS 2 Share-based payments was published in January 2008 and became effective for financial years beginning on or after January 1, 2009. The standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation.

  •
  IAS 32 (amendment), 'Financial instruments: Presentation', and IAS 1 (Amendment), 'Presentation of financial statements'—'Puttable financial instruments and obligations arising on liquidation' (effective from January 1, 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions.

  •
  IFRS 1 (Amendment) 'First time adoption of IFRS' and IAS 27 'Consolidated and separate financial statements' (effective from 1 January 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor.

  •
  IFRIC 13, 'Customer loyalty programmes'. The interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognized.

  •
  IFRIC 15, 'Agreements for construction of real estates' (effective from January 1, 2009). The interpretation clarifies whether IAS 18, 'Revenue', or IAS 11, 'Construction contracts' should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. IFRIC 15 was not relevant to the Group's operations as all revenue transactions are accounted for under IAS 18 and not IAS 11.

  •
  IFRIC 16, 'Hedges of a net investment in a foreign operation'. IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group. The requirements of IAS 21, 'The effects of changes in foreign exchange rates', do apply to the hedged item. The Group applied IFRIC 16 from January 1, 2009.

        Finally, the following new standards and interpretations have been issued, but are not effective for the period of these financial statements and have not been early adopted.

  •
  IFRS 9, 'Financial Instruments', effective for annual periods beginning on or after January 1, 2013. IFRS 9 addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value. Classification under IFRS 9 is driven by the entity's business model for managing the financial assets and the contractual characteristics of the financial assets. IFRS 9 removes also the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract to be classified in its entirety at either amortized cost or fair value. IFRS 9 is currently not expected to have a material impact on Millicom financial position or results.

  •
  IFRIC 17, 'Distributions of non-cash assets to owners', effective for annual periods beginning on or after July 1, 2009. The interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity, that an entity should measure the dividend payable at the fair value of the net assets to be distributed and that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. This interpretation is not expected to have a material impact on Millicom financial position or results.

  •
  IFRIC 18, 'Transfers of assets from customers', effective for transfers of assets received on or after July 1, 2009. IFRIC 18 clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is particularly relevant to the utility sector with the provision of the service being that of, for example, gas or electricity. The interpretation applies prospectively to transfers of assets from customers received on or after July 1, 2009, although some limited retrospective application is permitted. This interpretation will not have any impact on Millicom financial position or results.

  •
  IFRIC 19, 'Extinguishing Financial Liabilities with Equity Instruments', effective for annual periods beginning on or after July 1, 2010 with earlier application permitted, clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies that the entity's equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability and the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity's income statement for the period. This interpretation will not have any impact on Millicom financial position or results.

  •
  As part of its annual improvement project published in April 2009, the IASB slightly amended various standards. The improvements focused on areas of inconsistencies in IFRSs or where clarification of wording was required. The effective dates of these amendments vary depending on the standard concerned. The Group does not expect any significant impact of these amendments on its consolidated financial statements.

Tabular Disclosure of Contractual Obligations

Contractual Obligations

        We have various contractual obligations to make future payments, including debt agreements, payables for license fees and lease obligations. The following table summarizes our obligations under these contracts due by period as of December 31, 2009.

	Within 1 year	Within 2–5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (including finance leases and after unamortized financing fees)	433,987	1,882,729	30,171	2,346,887
Future interest commitments	142,709	230,392	1,263	374,364
Operating leases	66,223	226,289	139,894	432,406
Capital expenditure	182,451	3,206	—	185,657
Total	825,370	2,342,616	171,328	3,339,314

        The following table summarizes our obligations under these contracts due by period as of December 31, 2008.

	Within 1 year	Within 2–5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (including finance leases and after unamortized financing fees)	496,544	1,573,444	88,038	2,158,026
Future interest commitments	169,116	408,065	10,980	588,161
Operating leases	43,113	140,581	143,644	327,338
Capital expenditure	523,416	15,375	—	538,791
Total	1,232,189	2,137,465	242,662	3,612,316

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

        Millicom's directors are as follows:

Name	Position	Independent	Year Elected	Date of Expiration of Term
Daniel Johannesson	Chairman	Yes	2003	May 2010
Kent Atkinson	Member	Yes	2007	May 2010
Mia Brunell Livfors	Member	No	2007	May 2010
Donna Cordner	Member	No(i)	2004	May 2010
Michel Massart	Member	Yes	2003	May 2010
Marten Pieters(ii)	Member	Yes	2008	May 2009
Allen Sangines-Krause	Member	Yes	2008	May 2010
Paul Donovan	Member	Yes	2009	May 2010

(i)
Independent from November 30, 2009.

(ii)
Up to February 6, 2009.

        Daniel Johannesson (born 1943)—Non-executive Chairman, Chairman of the Compensation and Nomination Committees.    Mr. Johannesson was elected to the Board of Millicom in May 2003. He became Chairman on March 8, 2004. He has held a number of executive positions at major Swedish and Norwegian companies including Chief Executive Officer of Telenor Bedrift and Executive Vice President at the construction company Skanska, where he was responsible for their telecommunications and facilities management interests. He was also Chief Executive Officer of Investment AB Kinnevik and Director General of the Swedish national railway operator, SJ. He is also Chairman of Unibet Group PLC.

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

        Mia Brunell Livfors (born 1965)—Non-executive Director and Member of the Compensation Committee.    Ms. Brunell was elected to the Board of Millicom in May 2007. From August 2006, Ms. Brunell has been Chief Executive Officer of Investment AB Kinnevik ("Kinnevik"), a Swedish public company managing a portfolio of long-term investments in a number of public companies such as Millicom. Ms. Brunell joined Kinnevik owned company Modern Times Group MTG AB in 1992, and was appointed Chief Financial Officer in 2001. As Chief Financial Officer, Ms. Brunell played a central role in MTG's development. Currently, Ms. Brunell is a member of the Board of Directors of Korsnäs AB, Mellersta Sveriges Lantbruks AB, Metro International S.A., Tele2 AB, Transcom WorldWide S.A., Modern Times Group (MTG), Hennes & Mauritz AB (H&M).

        Donna Cordner (born 1956)—Non-executive Director.    Ms. Cordner was elected to the Board of Millicom in May 2004. She was formerly a Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior management positions at Société Générale and ABN Amro Bank N.V. in the U.S. and Europe, including as Director of ABN's Latin American Telecommunications Project Finance and Advisory Group. Until July 2005, Ms. Cordner was the Chief Executive Officer of HOFKAM Limited, which is the largest rural microfinance company in Uganda, and continues to advise HOFKAM as a consultant. She was named Executive Vice President of Corporate Finance and Treasury for Tele2AB effective March 2007 and was Market Area Director and Chief Executive Officer for Russia between March 2008 and July 2009.

        Michel Massart (born 1951)—Non-executive Director, Chairman of the Audit Committee and Member of the Nomination Committee.    Mr. Massart was elected to the Board of Millicom in May 2003. Until June 2002, he was a partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997. He is a former member of the Board of the Institute of Statutory Auditors. He is a professor at Solvay Brussels School of Economics & Management, Belgium.

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

        Allen Sangines-Krause (born 1959)—Non-executive Director, Member of the Nominations Committee.    Mr. Sangines-Krause was elected to the Board of Millicom in May 2008. He worked for Goldman Sachs between 1993 and 2007, working in a variety of senior positions from Chief Operating Officer for Latin America based in Mexico City and New York and most recently as Managing Director out of London. Prior to joining Goldman Sachs, Mr. Sangines-Krause was with Casa de Bolsa Inverlat, in Mexico, and before that he was a Founding Partner of Fidem, S.C., a Mexican investment bank, which was acquired by Casa de Bolsa Inverlat in 1991. Mr. Sangines-Krause currently sits on the Board of Investment AB Kinnevik and is Chairman of Rasaland, a real estate investment fund. He is a member of the Council of the Graduate School of Arts and Sciences of Harvard University.

        Paul Donovan (born 1958)—Non-executive Director, Member of the Audit Committee.    Mr. Donovan was elected to the Board of Millicom in May 2009. He was appointed director and Chief Executive Officer of Eircom on 1 July 2009 and before that, Mr. Donovan was Chief Executive, EMAPA Region for the Vodafone Group until 2008. Mr. Donovan's background includes a decade in fast moving consumer goods before he moved into the technology sector, principally with BT and Vodafone. His career with Vodafone started 10 years ago and for the last five years, he has overseen Vodafone's operations in subsidiaries in Eastern Europe, Middle East and Asia Pacific. Africa, the US, India and China were added to his remit in 2006. As part of his role, he sat on the boards of numerous subsidiaries and joint ventures during this period. He holds a BA (with Honors) from University College, London and an MBA from the Bradford University Management Centre with a specialization in Finance and Business Policy. Mr. Donovan is an Executive Director of Eircom.

Board Practices

        The Board has developed and continuously evaluates its work procedures in line with the corporate governance rules of NASDAQ in the United States of America regarding reporting, disclosure and other requirements applicable to NASDAQ listed companies. The Board received confirmation in early 2006 from the Stockholm Stock Exchange that it is exempt from the Swedish Code of Corporate Governance so long as it adheres to NASDAQ corporate governance rules. The Board's work procedures also take into account the requirements of the U.S. Sarbanes Oxley Act of 2002 to the extent it applies to foreign private issuers.

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

        In 2009, the Board had 6 meetings in person and 6 by telephone. On two occasions, Board decisions were also taken by circulating written resolutions for signature by all directors.

        The work of the Board is divided between the Board and its principal committees:

  •
  the Audit Committee,

  •
  the Compensation Committee,

  •
  the Corporate Social Responsibility ("CSR") Committee and

  •
  the Nominations Committee.

        The main task of the Board committees is to work on behalf of the Board within their respective areas of responsibility. The Board also creates "ad hoc" committees or working groups from time to time to work on specific projects when the need arises. Any "ad hoc" committee or working group reports back to the full Board.

        Audit Committee.    Millicom's directors have established an Audit Committee that convenes at least four times a year, comprising three directors, Mr. Massart (Chairman and financial expert), Mr. Atkinson and, from May 26, 2009, Mr. Donovan. On February 6, 2009, Mr. Pieters resigned from the Audit Committee and was replaced by Mr. Johannesson who served on the Audit Committee until May 26, 2009. This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of external auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements (including compliance with Sarbanes Oxley Act) and accounting standards, independence of external auditors, audit fees, the internal audit function, the fraud risk assessment, the risk management and ensuring that an effective system of internal financial controls exists. The ultimate responsibility for reviewing and approving Millicom's annual report and accounts remains with the Board. The Audit Committee met 8 times during 2009 and Millicom's external auditors participated in each such meeting.

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

        The Compensation Committee reviews and makes recommendations to the Board regarding the compensation of the Chief Executive Officer, reviews the compensation of the other senior executives and oversees management succession planning. Millicom's share options program terminated in May 2006 and was replaced by grants of restricted shares to management under Long-Term Incentive Plans. The grants of restricted shares to management under these plans are determined by the Committee and approved by the Board.

        CSR Committee.    Millicom's directors have established a Corporate Social Responsibility (CSR) Committee that convenes at least two times a year, comprising two directors, Ms. Brunell (Chairman) and Ms. Cordner. This committee has responsibility for overseeing and making recommendations to the Board regarding the management of CSR.

        Nominations Committee.    Millicom's Nominations Committee is chaired by Mr. Johannesson. The two other members are Mr. Massart, who replaced Ms. Cordner on February 13, 2007, and Mr. Sangines-Krause. On February 6, 2009, Mr. Pieters resigned from the Nominations Committee and was replaced by Mr. Sangines-Krause. The Nominations Committee's main task is to recommend directors for election to the Board by the shareholders at the AGM. At the AGM, shareholders may vote for or against the directors proposed for election or may elect different directors.

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

Remuneration of Directors

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and share based compensation. Up until May 2006, the Directors were issued share options. Subsequent to May 2006, the Directors are issued restricted shares. The annual fee and the share based compensation grants are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration charge for the Board for the years ended December 31, 2009, 2008 and 2007 was as follows:

			Other members of the Board
	Chairman
					Total
	No. of shares and share options	US$ '000	No. of shares and share options	US$ '000
					US$ '000
2009
Fees		106		584	690
Share based compensation:(i)
Restricted shares(ii)	1,441	81	5,111	287	368
Total		187		871	1,058
2008
Fees		100		410	510
Share based compensation:(i)
Restricted shares(ii)	1,446	165	4,927	562	727
Total		265		972	1,237
2007
Fees		82		305	387
Share based compensation:(i)
Restricted shares(ii)	960	82	4,074	350	432
Total		164		655	819

(i)
See note 24.

(ii)
Restricted shares cannot be sold for one year from date of issue.

        The number of shares and share options beneficially owned by the Board as at December 31, 2009 and 2008 was as follows:

	Chairman	Other members of the Board	Total
2009
Shares	29,969	76,292	106,261
Share options	20,000	55,000	75,000
2008
Shares	28,528	71,619	100,147
Share options	20,000	55,000	75,000

Senior Management and Employees

Senior Management

Name	Position
Mikael Grahne	President and Chief Executive Officer
Francois-Xavier Roger	Chief Financial Officer
Mario Zanotti	Head of Latin America
Regis Romero	Head of Africa
Carel Maasland	Chief tigo People

        Mikael Grahne, born 1953, President and Chief Executive Officer. Mikael Grahne was appointed Chief Executive Officer in March 2009; he joined Millicom in February 2002 as the Chief Operating Officer, having previously been President of Seagram Latin America. Prior to joining Seagram, he was the regional president of a division of the EMEA region at PepsiCo and held various senior management positions with Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki, Finland.

        Francois-Xavier Roger, born 1962, Chief Financial Officer. Francois-Xavier Roger joined Millicom in September 2008 from Groupe Danone where he served as Vice-President Corporate Finance since 2006 and previously as Chief Financial Officer for Danone Asia from 2000 to 2005. Prior to this he worked at Sanofi Aventis and at Hoechst Marion Roussel where he held finance positions for Hoechst in Asia, Africa and Latin America. He majored in Marketing for his MBA at The Ohio State University and has a Master's degree in Major Accounting from Audencia Business School in France.

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

        Carel Maasland, born 1968, chief tigo People. Carel Maasland joined Millicom in March 2009 as Chief Tigo People/Global Head of Human Resources. He started his career as a management consultant, working in The Netherlands and within Central and Eastern Europe. Since 2002 he was an HR director at IKEA, initially for the Dutch operations. He then went on to hold a global HR role based at the Corporate Centre in Sweden. Prior to joining Millicom he was HR responsible for IKEA's emerging operations in Russia & the C.I.S. region. He holds an HR Master's degree from the Erasmus—Rotterdam School of Management.

Remuneration of Officers

        The remuneration of the Officers of the Company ("Officers") comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. The bonus and share based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, the Officers were issued share options. Subsequent to May 2006, the Officers were issued restricted shares. Share based compensation is granted once a year by the Compensation Committee of the Board. Since 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") was proposed by the Compensation Committee and approved the Board and the annual base salary and other benefits of the previous Chief Operating Officer ("COO") and the Chief Financial Officer ("CFO") were set by the CEO and approved by the Board.

        On March 2, 2009, Millicom announced that the Board appointed Mikael Grahne, who has been the COO of Millicom since February, 2002, to succeed Marc Beuls as President and CEO. Since this date the position of COO no longer exists.

        The remuneration charge for the Officers for the year ended December 31, 2009, 2008 and 2007 was as follows:

	Current Chief Executive Officer	Former Chief Executive Officer		Chief Operating Officer	Current Chief Financial Officer	Former Chief Financial Officer
	US$ '000	US$ '000		US$ '000	US$ '000	US$ '000
2009
Base salary	1,380	2,349		—	625	—
Bonus	1,988	1,388		—	503	—
Other benefits	142	—		—	—	—
Total	3,510	3,737		—	1,128	—
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	1,598	(2,829	)(iv)	—	129	—
Charge for share options	16	10		—	—	—
2008
Base salary	—	2,406		750	214	706
Bonus	—	1,309		882	125	—
Pension	—	—		—	—	85
Other benefits	—	—		231	7	—
Total	—	3,715		1,863	346	791
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	—	3,737		1,410	23	935
Charge for share options	—	59		29	—	240
2007
Base salary	—	2,351		629	—	690
Bonus(iii)	—	2,008		547	—	500
Pension	—	—		—	—	83
Other benefits	—	—		138	—	—
Total	—	4,359		1,314	—	1,273
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	—	2,076		850	—	539
Charge for share options	—	104		54	—	171

(i)
See note 24.

(ii)
Share awards of 33,131 and 12,606 were granted in 2009 under the 2009 LTIP to the CEO and CFO. Share awards of 45,074, 22,812 and 18,266 were granted in 2008 under the 2008 LTIP to the CEO, COO and CFO. Share awards of 62,381, 25,434 and 16,189 were granted in 2007 under the 2007 LTIP to the CEO, COO and CFO. Share awards at target performance of 42,634, 16,409 and 10,952 were granted in 2007 under the 2006 LTIP to the CEO, COO and CFO. The maximum shares to be issued under the 2006 LTIP was 132% of these awards.

(iii)
$1 million of the 2007 bonus was settled in Millicom shares, by issuing 6,878 shares to the CEO, 2,609 shares to the COO and 1,713 shares to the CFO.

(iv)
Reversal for non-vested shares of the former CEO, Marc Beuls.

        The number of shares, share options and unvested share awards beneficially owned by the senior management as at December 31, 2009 and 2008 was as follows:

	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer	Total
2009
Shares	607,404	—	—	607,404
Share options	15,040	—	—	15,040
Share awards not vested	81,377	—	17,106	98,483
2008
Shares	1,695,175	592,308	—	2,287,483
Share options	30,000	15,040	—	45,040
Share awards not vested	146,678	63,342	4,500	214,520

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

        The senior executives have each entered into a Change of Control Agreement effective January 1, 2006, whereby if the executive's employment is terminated during the period commencing on a change of control of Millicom and ending on the second anniversary of such event, either by the Millicom entity employing the executive without cause (other than by reason of disability or death) or by the executive for "good reason", in lieu of any other severance benefits to which the executive would be entitled under any other plans or programs of his employer or Millicom, the executive will be entitled to the following benefits:

  •
  Immediately preceding the change of control event, each share option then held by the executive and each share of restricted shares issued to the executive under any Restricted Stock Plan will become fully vested and each such fully vested option shall be cancelled in exchange for a cash payment to the executive in an amount determined by multiplying the number of option shares by the positive difference between the price per share of Millicom common share payable after consummation of any change of control and the per share exercise price of such option, net of any applicable withholding tax.

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

  •
  The executive will receive an amount in cash equal to the total of the executive's entitlement based on his employment agreement to a car allowance, housing and school fees benefits, if applicable; the executive's pro-rated participation in any pension and long-term incentive plans that Millicom may have maintained immediately prior to the change of control event as if the executive had remained employed for 12 additional complete months of service from the termination date, assuming the executive's annual compensation comprised of base salary plus final year amount during such period is equal to his compensation immediately prior to the change of control event; and the executive's pro-rated share in any employer contributions (including employer matching contributions) that Millicom made during such period to any defined contribution plan in which the executive was a participant immediately prior to the change of control event in an amount equal to the amount of such contribution for the plan made during the year immediately preceding the occurrence of the change of control event, in each case assuming that the executive is fully (100%) vested under any retirement plan in which he was a participant immediately prior to the change of control event.

  •
  The executive will receive any other benefits under other plans and programs of Millicom in accordance with their terms.

        Each employee of Millicom worldwide and each of the seven members of Millicom's Board of Directors who owns options to purchase Millicom shares has entered into an agreement effective as of March 1, 2006 with Millicom which gives the employee/director the same benefits as those given to the senior executives in respect of immediate vesting of share options in the event of a change of control, as outlined in the first bullet point above.

Employees

        The average number of permanent employees during the years ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008(i)	2007(i)
Continuing operations	5,937	4,861	3,583
Discontinued operations	1,852	1,812	1,185
Total average number of permanent employees	7,789	6,673	4,768

(i)
Figures for 2008 and 2007 have been adjusted, reclassifying Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka figures to discontinued operations.

Long-Term Incentive Plans

        In May 2006 at the Annual General Meeting a long term incentive plan ("2006 LTIP") was approved. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

        The shares awarded under the 2006 LTIP vest over a three year period, subject to specified market and performance conditions related to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        For the 2006 LTIP, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there were an additional 32% of shares that vested, because performance targets relating to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were exceeded. In January 2009, 202,811 shares were issued as third and final tranche of the 2006 LTIP.

        The total charge for the above plan was $22 million which was recorded over the service period.

        Long term incentive awards for 2007 ("2007 LTIP") and 2008 ("2008 LTIP") were approved by the Board on March 15 and on December 4, 2007. These plans consist of two elements: a performance share plan and a matching share award plan.

        The shares awarded under the performance share plan will vest at the end of a three year period, subject to a performance condition related to Millicom's "earnings per share". The achievement of a certain level of this condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The matching share award plan requires employees to invest in shares of the Company in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan. A fair value per share has been determined and applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

        The total charge for the 2007 and 2008 LTIP, both for the performance shares and for the matching share awards, amounted and was estimated as at December 31, 2009 respectively at $15 and $7 million, both to be recorded over the service periods.

        Following the sale of our operation in Sri Lanka, 1,310 shares were issued on October 16, 2009 under the 2007 performance share plan.

        Long term incentive awards for 2009 ("2009 LTIP") were approved by Millicom's Board of Directors on June 16, 2009. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

        The deferred share awards, that will vest 16.5% on January 1, 2010 and 2011 and 67% on January 1, 2012, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the "total shareholder return" ("TSR") of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and will be expensed over the vesting period.

        The total charge for the above plans, both for the deferred share awards plan and the performance shares plan, was estimated as of December 31, 2009 at $12 million, to be recorded over the service periods.

        Following the sale of our operation in Sri Lanka, 921 shares were issued on October 16, 2009 under the 2009 deferred share awards plan.

        The number of share awards expected to vest under the long term incentive plans is as follows:

	Performance shares 2009	Deferred share awards 2009	Matching share award plan 2008	Performance shares 2008	Matching share award plan 2007	Performance shares 2007
Maximum share awards	124,254	172,352	168,396	223,829	187,470	253,489
Revision for expected forfeitures	(15,133)	(20,288)	(81,106)	(66,511)	(116,742)	(97,666)
Revision for expectations in respect of performance conditions	—	—	—	(157,318)	—	—
Shares issued	—	(921)	—	—	—	(1,310)
Share awards expected to vest	109,121	151,143	87,290	—	70,728	154,513

  Options

        The following table summarizes information about share options outstanding at December 31, 2009. The market price of the Company's shares as at December 31, 2009 was $73.77 (2008: $44.91).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2009	Weighted average exercise price	Number exercisable at December 31, 2009
20.56	20.56	150,485	20.56	64,643
25.05–29.75	27.02	79,307	27.02	79,307
31.88–35.91	34.06	99,996	34.06	99,996
20.56–35.91	26.21	329,788	28.20	243,946

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2008	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	173,328	25.05–35.91	Exercisable immediately. Options have an indefinite life.
May 2005	35,000	20.56	Exercisable immediately. Options have a twenty year life.
May 2004	5,975	25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	82,151	20.56	Exercisable over a five year period in equal installments. Options expire after six years from date of grant.
July 2005 and May 2006	33,334	20.56	Exercisable over a three-year period in equal installments from the start of the fourth year. Options expire after six years from date of grant.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The table below sets out certain information known to Millicom as at February 12, 2010, unless indicated otherwise, with respect to beneficial ownership of Millicom common share, par value $1.50 each, by:

  •
  each person who beneficially owns more than 5% of Millicom common stock, and

  •
  significant related parties to Millicom.

Shareholder	Amount of Shares	Percentage
Investment AB Kinnevik	37,835,438	35%
The Bank of New York Mellon Corporation	8,730,428	8%
The Stenbeck Family(1)	958,424	1%

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

Related Party Transactions

Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik ("Kinnevik") and subsidiaries. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper industries and financial services. As of December 31, 2009 and 2008, Kinnevik owned approximately 35% of Millicom.

        During 2009 and 2008, Kinnevik did not purchase any Millicom shares.

Services purchased and sold to related companies

        For the year ended December 31, 2009 the Group made purchases for an amount of $1 million (2008: $3 million; 2007: $4 million) and had outstanding balances as at December 31, 2009 of $1 million (as at December 31, 2008: $1 million) with related parties. These related parties are companies where Kinnevik is the principal shareholder. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. These purchases were made on an arm's length basis.

        There were no sales to related companies. As of December 31, 2009 and 2008, Millicom had no receivables from related parties.

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

        On November 30, 2009 Millicom announced that the Board of Millicom was proposing to commence payment of a regular annual dividend. Under the proposed policy, the Board recommended a dividend of not less than 25% of annual net income (netted by any effect from any item outside the ordinary course of business), subject to a minimum annual dividend of $1.20 per share. The Board approved a dividend distribution for 2008 of $1.24 per share, paid in January 2010 (see note 28).

        On February 10, 2010 Millicom announced that the Board will propose to the Annual General Meeting of the Shareholders a dividend distribution of $1.40 per share to be paid out of Millicom's profits for the year ended December 31, 2009 subject to the Board's approval of the 2009 Consolidated Financial Statements of the Group.

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

	High	Low
Year ended December 31, 2004	$28.51	$14.15
Year ended December 31, 2005	$27.09	$15.60
Year ended December 31, 2006	$63.82	$27.38
Year ended December 31, 2007	$127.40	$60.21
Year ended December 31, 2008	$122.97	$24.75
First Quarter 2008	$120.21	$86.10
Second Quarter 2008	$122.97	$87.00
Third Quarter 2008	$103.52	$60.27
October 2008	$67.91	$24.75
November 2008	$46.98	$28.18
December 2008	$46.35	$33.43
Year ended December 31, 2009	$79.19	$31.50
First Quarter 2009	$51.50	$31.50
Second Quarter 2009	$65.81	$37.44
Third Quarter 2009	$78.71	$55.20
October 2009	$79.19	$61.98
November 2009	$78.51	$63.48
December 2009	$77.97	$71.37
January 2010	$83.15	$71.08
February 2010	$84.92	$68.06

        On March 4, 2010, the closing market price for Millicom common stock on the NASDAQ National Market was $86.02.

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

        Compensation and nomination—The decision on the annual remuneration of the directors ("tantièmes") is reserved by the articles of incorporation to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, the directors may vote on the number of shares they may be allotted under any share based compensation scheme.

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

Shareholders' Meetings

        General meetings of shareholders are convened by convening notice published in the Luxembourg official Gazette and in a Luxembourg newspaper, twice with an interval of eight days, at least eight days prior to the meeting. If all the shares are registered shares, a convening notice may, as an alternative to the publication, be sent to each shareholder by registered mail at least eight days before the annual general meeting (AGM). According to article 17 of the articles of incorporation of Millicom, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year on the date provided for in the articles of incorporation, which is the last Tuesday in May each year. The 2010 AGM will take place in Luxembourg on May 25, 2010 at 12:00 a.m. Other meetings can be convened as necessary.

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

        If Millicom experiences a Change of Control Triggering Event, defined as a credit risk rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5 million which is recorded under the caption "Other non operating income (expenses), net".

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non-current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortized cost of the Notes due to the earlier settlement date. Millicom reviewed its position to repay the Notes in September 2008 and the Board of Directors decided not to early redeem the Notes. This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008. In addition the 10% Notes were reclassified as non-current.

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

        As used herein, a "Luxembourg Individual Holder" means an individual resident in Luxembourg who is subject to personal income tax ("impôt sur le revenu") on his or her worldwide income from Luxembourg and foreign sources, and a "Luxembourg Corporate Holder" means a company resident in Luxembourg subject to corporate income tax ("impôt sur le revenu des collectivités") on its worldwide income from Luxembourg and foreign sources. Companies whose registered office and/or principal place of management is in Luxembourg are considered resident companies. Luxembourg Individual Holders and Luxembourg Corporate Holders are collectively referred to as "Luxembourg Holders". A "Non-Luxembourg Holder" means any shareholder in the Company's shares other than a Luxembourg Holder. A "Non-Luxembourg Individual Holder" refers to an individual shareholder in the Company's shares that is not a Luxembourg Individual Holder, while a "Non-Luxembourg Corporate Holder" refers to a corporation that is not a Luxembourg Corporate Holder holding shares in the Company.

Luxembourg withholding tax on distributions

        Dividends distributed by the Company will in principle be subject to a withholding tax at a rate of 15% of the gross dividend.

Non-Luxembourg Holders

        Under the Luxembourg domestic tax law (Article 147 of the Luxembourg Income Tax Law, hereafter: "ITL"), dividends distributed by the Company to a qualifying Non-Luxembourg Holder should be exempt from withholding tax provided that, at the date the dividend is placed at the disposal of the Non-Luxembourg Holder, the latter holds or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company's share capital or of an acquisition price of at least EUR 1,200,000. A qualifying Non-Luxembourg holder is (i) an entity covered by article 2 of the amended Council Directive (90/435/EEC) of July 23, 1990 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States (the "EU Parent Subsidiary Directive") or its Luxembourg permanent establishment, (ii) a fully taxable company resident in a State which concluded a double tax treaty with Luxembourg, under the condition that the company is subject to a tax corresponding to Luxembourg corporate income tax ("CIT"), or its Luxembourg permanent establishment, (iii) a taxable share capital company resident in Switzerland without benefitting from an exemption or (iv) a share capital or cooperative company resident in a State that is part of the European Economic Area other than a Member State of the European Union, provided that the company is subject to a tax corresponding to Luxembourg CIT, or its Luxembourg permanent establishment.

        The participation through an entity which is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the fraction held in the equity of such entity.

        Furthermore, if the conditions for the above exemption are not fulfilled, Non-Luxembourg Holders, provided they are resident in a country with which Luxembourg has concluded a treaty for the avoidance of double taxation, may be entitled to claim treaty relief under the conditions and subject to the limitations set forth in the relevant treaty. For example, the United States of America (hereafter "US") and Luxembourg are each a party to the convention between the United States of America US and the Grand Duchy of Luxembourg with respect to taxes on income and capital (the "US Treaty") for the purpose of avoiding double taxation. Article 10 (2) of the US Treaty provides that dividends, as defined in the US Treaty, may also be taxed in the contracting State of which the company paying the dividends is a resident (e.g. Luxembourg), but if the beneficial owner of the dividends is a company resident of the other contracting State (e.g. US) and if certain other conditions of the US Treaty are met, the tax so charged shall not exceed 5 percent or the dividend shall not be taxable in Luxembourg. Otherwise, the tax so charged shall not exceed 15 percent of the gross amount of the dividends. Please note that a resident of a contracting State shall in principle be entitled to the benefits of the US Treaty only if it is a "qualified resident" as defined in Article 24 of the US Treaty.

Luxembourg Holders

        Under the Luxembourg domestic tax law (Article 147 ITL), dividends distributed by the Company to a qualifying Luxembourg Corporate Holder should be exempt from withholding tax provided that, at the date the dividend is placed at the disposal of the Luxembourg holder, the latter holds or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company's share capital or of an acquisition price of at least EUR 1,200,000. A qualifying Luxembourg Corporate Holder is, inter alia, (i) a Luxembourg entity covered by article 2 of the EU Parent Subsidiary Directive or (ii) a Luxembourg resident fully taxable share capital company not listed in the appendix of paragraph (10) of article 166 ITL. If such exemption from Luxembourg withholding tax on dividends does not apply, a Luxembourg Corporate Holder should be entitled either to a tax credit or to a tax refund.

        Dividends distributed by the Company to a Luxembourg Individual Holder are subject to a 15% withholding tax on gross dividends. However, a Luxembourg Individual Holder may be entitled either to a tax credit or to a tax refund.

Luxembourg income tax on dividends and capital gains

Luxembourg Corporate Holders

        For Luxembourg Corporate Holders, under Luxembourg domestic tax law, dividends distributed by the Company and gains realized on the sale of shares in the Company are, in principle, subject to Luxembourg CIT and municipal business tax ("MBT"). In addition a surcharge of 4% on the CIT is payable to the employment fund. The combined rate (including the contribution to the employment fund) will range between 27.84% and 33.84% depending on the municipality where the Luxembourg Corporate Holder is established (28.59% for Luxembourg city as of January 1st, 2009; each of the percentages is based on the 2008 MBT rates). Dividends can, however, benefit either from a full exemption if the conditions of Article 166 ITL are met or from a 50% exemption (Article 115 (15a) ITL). Capital gains realized by Luxembourg Corporate Holders are exempt if the conditions of the Grand Ducal Decree of December 21, 2002 (as amended) are fulfilled.

        According to Article 166 ITL dividends distributed by the Company to a qualifying Luxembourg Corporate Holder should be exempt from CIT and MBT provided that, at the date the dividend is placed at the disposal of the Luxembourg Corporate Holder, the latter holds or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company's share capital or of an acquisition price of at least EUR 1,200,000. According to the Grand-Ducal Decree of December 21, 2001, capital gains realized by a qualifying Luxembourg Corporate Holder should be exempt from CIT and MBT provided that, at the date the capital gain is realized, the Luxembourg corporate holder has been holding or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company's share capital or of an acquisition price of at least EUR 6,000,000.

        A qualifying Luxembourg corporate holder is (i) a Luxembourg resident fully taxable entity that has one of the legal forms listed in the appendix to paragraph (10) of article 166 ITL or (ii) a Luxembourg resident fully taxable share capital company not listed in the appendix of paragraph (10) of article 166 ITL.

        The participation through an entity which is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the fraction held in the equity of such entity.

        Expenses, including interest expenses and in certain cases impairments, in direct economic relation with the shareholding held by the Luxembourg Corporate Holder should not be deductible for income tax purposes up to the amount of any exempt dividend derived during the same financial year. Expenses exceeding the amount of the exempt dividend received from such shareholding during the same financial year should remain deductible for income tax purposes.

        Capital gains realized upon the disposal of shares in the Company should remain taxable for an amount corresponding to the sum of the expenses related to the shareholding and impairments recorded on the shareholding that reduced the taxable basis of the Luxembourg Corporate Holder in the year of disposal or in previous financial years.

Luxembourg Individual Holders

        For Luxembourg Individual Holders, dividends distributed by the Company and gains realized on the sale of shares in the Company are, in principle, subject to Luxembourg Income Tax at the applicable progressive income tax rates (marginal tax rate is 38.95% including surcharge of 2.5% on income tax payable to the employment fund). In addition, a 1.4% dependence insurance contribution is due. Dividends should benefit from a 50% exemption (Article 115 (15a) ITL). Capital gains on shares owned by Luxembourg Individual Holders in their private wealth will, in principle, only be taxable, if the shares are sold within six months after their acquisition or if the holder together with his/her spouse, life partner or under age children holds a direct or indirect participation exceeding 10% of the Company's share capital at the date of the sale or during the 5 years preceding the date of the sale.

Non-Luxembourg Corporate Holders

        For Non-Luxembourg Corporate Holders, having a permanent establishment in Luxembourg to which the Company's shares are allocated, dividends distributed by the Company and gains realized on the sale of shares in the Company are subject to CIT and MBT. Under the domestic law (Article 166 ITL), dividends distributed by the Company to the Luxembourg permanent establishment of a qualifying Non-Luxembourg Corporate Holder should be exempt from CIT and MBT provided that, at the date the dividend is placed at the disposal of the Non-Luxembourg Corporate Holder, the latter holds or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company's share capital or of an acquisition price of at least EUR 1,200,000. According to the conditions of the Grand Ducal Decree of December 21, 2001, as amended, capital gains realized by the Luxembourg permanent establishment of a qualifying Non-Luxembourg Corporate Holder on the disposal of the shares in the Company should be exempt from CIT and MBT provided that, at the date the capital gain is realized by of the shares, the Non-Luxembourg Corporate Holder, the latter has been holding or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company's share capital or of an acquisition price of at least EUR 6,000,000. A qualifying Non-Luxembourg Corporate Holder is (i) an entity that is resident in another European Union (EU) state and that is covered by Article 2 of the EU Parent Subsidiary Directive or (ii) a share capital or cooperative company that is resident in a State other than a Member State of the European Union, which is part of the European Economic Area Agreement or (iii) a share capital company resident in a state with which Luxembourg has entered into a double tax treaty. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the fraction held in the capital of such tax transparent entity.

        Furthermore, the permanent establishment of a Non-Luxembourg Corporate Holder may under certain conditions benefit from a 50% exemption on dividends received if the conditions of Article 166 ITL are not met.

        Expenses, including interest expenses and in certain cases, impairments, in direct economic relation with the shareholding held by the permanent establishment of the Non-Luxembourg Corporate Holder should not be deductible for income tax purposes up to the amount of any exempt dividends derived during the same financial year. Expenses exceeding the amount of the exempt dividend received from such shareholding during the same financial year should remain deductible for income tax purposes.

        Capital gains realized upon the disposal of shares in the Company should remain taxable for an amount corresponding to the sum of the expenses related to the shareholding and impairments recorded on the shareholding that reduced the taxable basis of the permanent establishment of the Non-Luxembourg Corporate Holder in the year of disposal or in previous financial years.

        In the case where no double tax treaty applies, dividends distributed by the Company to Non-Luxembourg Corporate Holders, who do not have a Luxembourg permanent establishment to which the shares in the Company are attributed, are taxable in Luxembourg. The 15% withholding tax should in this case become a final Luxembourg tax. In case of a double tax treaty concluded by Luxembourg with the country of residence of the Non-Luxembourg Corporate Holder, such treaty may contain specific rules as regards the taxation of the dividends and in many cases Luxembourg has the right to levy a withholding tax on dividends (at different rates with a maximum rate of 15%).

        Capital gains realized by a Non-Luxembourg Corporate Holder on shares not attributed to a Luxembourg permanent establishment will only be taxable in Luxembourg if the Non-Luxembourg Corporate Holder holds at the date of the sale or during the 5 years preceding the date of the sale a direct or indirect participation exceeding 10% of the Company's share capital and either the disposal of the Company's shares happens within a period of six months from the acquisition of the shares or the Non-Luxembourg Corporate Holder has been a Luxembourg taxpayer during more than 15 years and became a non-resident taxpayer less than five years before the realization of the capital gain. A double tax treaty (if any) may allocate the taxation right regarding the capital gains to the country of residence of the Non-Luxembourg Corporate Holder.

Non-Luxembourg Individual Holders

        Capital gains on the shares owned by a Non-Luxembourg Individual Holder that does not have a permanent establishment in Luxembourg will, in principle, only be taxable in Luxembourg if the Non-Luxembourg Individual Holder together with his/her spouse, life partner or under age children holds a direct or indirect participation exceeding 10% of the Company's share capital at the date of the sale or during the 5 years preceding the date of the sale and either the disposal of the Company's shares happens within a period of six months from the acquisition of the shares or the Non-Luxembourg Individual Holder has been a Luxembourg taxpayer during more than 15 years and became a non-resident taxpayer less than five years before the realization of the capital gain. A double tax treaty (if any) may allocate the taxation right regarding the capital gains to the country of residence of the Non-Luxembourg Individual Holder.

        In the case where no double tax treaty applies, dividends distributed by the Company to non Non-Luxembourg individual Holders are subject to Luxembourg income tax. The 15% withholding tax should in this case become the final Luxembourg tax. The Non-Luxembourg Individual Holder may, under certain conditions, opt to be taxed as a Luxembourg resident. In case of a double tax treaty concluded by Luxembourg with the country of residence of the Non-Luxembourg Individual Holder, such treaty may contain specific rules as regards the taxation of the dividends and in many cases Luxembourg has the right to levy the 15% withholding tax on dividends.

        For Non-Luxembourg Individual Holders, having a permanent establishment in Luxembourg to which the Company's shares are allocated, dividends distributed by the Company and gains realized on the sale of shares in the Company are normally subject to Luxembourg income tax at the applicable progressive rate. Dividends may, however, be exempt from Luxembourg income tax for a 50% exemption.

Luxembourg Net Wealth Tax

        Luxembourg imposes an annual Net Wealth Tax (hereafter: "NWT") of 0.5% on the adjusted net asset value of corporate taxpayers as of January 1.1st. The net asset value will be reduced by the value of substantial participations (as defined in § 60 of the NWT law). As from the year 2006 NWT has been abolished for resident and non-resident individuals. In general Luxembourg resident companies subject to NWT are taxed on their worldwide net wealth (unless a double tax treaty provides for an exemption). Luxembourg non-resident companies subject to NWT are only taxable on their Luxembourg wealth.

Luxembourg inheritance and gift tax

        Luxembourg inheritance tax may be levied if shares in the Company will be transferred upon the death of an inhabitant of Luxembourg.

        Luxembourg gift tax may be levied in case of gifts of the Company's shares which are made in Luxembourg.

U.S. Federal Income Tax Considerations

        The following is a discussion of certain U.S. federal income tax consequences of owning and disposing of Millicom shares by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to hold Millicom shares. This discussion does not address taxes other than income taxes, and does not address any state, local and non-U.S. tax consequences. The discussion applies only to U.S.

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

        This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, as well as the double taxation treaty between Luxembourg and the United States (the "Treaty"), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of shares in their particular circumstances, including their eligibility for the benefits under the Treaty.

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

Taxation of Distributions

        Distributions received by a U.S. Holder on shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of the Company's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro dividend, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the amount of the dividend is not converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of Euros, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends paid by certain "qualified foreign corporations" to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Millicom expects to be considered a qualified foreign corporation for this purpose. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Considerations

        Millicom believes that it was not a PFIC for U.S. federal income tax purposes for its 2009 taxable year. In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that Millicom will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by reference to the market price of our shares, which is likely to fluctuate.

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

        In addition, if Millicom were to be treated as a PFIC in a taxable year in which it pays a dividend, or the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

        Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Terms, conditions and risk management policies

        Exposure to interest rate and foreign currency risk arises in the normal course of Millicom's business. The Group analyses each of these risks individually as well as on an interconnected basis and defines strategies to manage the economic impact on the Group's performance in line with its financial risk management policy. Some of Millicom's risk management strategies may include the usage of derivatives. Millicom's policy prohibits the use of such derivatives in the context of speculative trading.

        The principal market risks to which we are exposed are interest rate risk and foreign currency exchange risk.

Interest rate risk

        The interest rate risk generally arises from borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to the risk for changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt in which neither category of debt falls below 25% of the total debt with the objective to be close to 50% fixed rate and 50% floating rate, If needed the Group will use financial derivatives to manage this risk. The Group actively monitors its borrowings to ensure the compliance with this policy and applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom's policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2009, approximately 24% of the Group's borrowings are at a fixed rate of interest (2008: 26%).

        To comply with internal policies, in January 2010 Millicom entered into a interest rate swap (see note 35) to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The interest rate swap was issued in January 2010 for a nominal of $100 million, with maturity January 2013. If Millicom had entered into the swap agreement on December 31, 2009, 28% of Group's borrowings would have been at a fixed rate of interest.

        The table below summarizes, as at December 31, 2009, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	96,881	5,667	5,225	455,075	656	779	564,283
Average nominal interest rate	8.4%	6.7%	6.2%	10.0%	6.5%	6.5%	9.6%
Floating rate	337,106	662,220	399,741	237,982	116,163	29,392	1,782,604
Average nominal interest rate	5.6%	5.7%	5.8%	6.3%	5.0%	3.6%	5.7%
Total	433,987	667,887	404,966	693,057	116,819	30,171	2,346,887
Average nominal interest rate	6.2%	5.7%	5.8%	8.7%	5.0%	3.6%	6.6%

        The table below summarizes, as at December 31, 2008, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	108,815	5,209	754	774	454,246	1,398	571,196
Average nominal interest rate	8.0%	7.8%	9.7%	9.1%	10.0%	6.3%	9.6%
Floating rate	387,729	200,841	334,352	313,519	263,749	86,640	1,586,830
Average nominal interest rate	6.0%	8.6%	9.1%	8.7%	8.4%	7.8%	8.0%
Total	496,544	206,050	335,106	314,293	717,995	88,038	2,158,026
Average nominal interest rate	6.4%	8.6%	9.1%	8.7%	9.4%	7.8%	8.4%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the group had borrowings at December 31, 2009, would increase or reduce profit before tax from continuing operations for the year by approximately $18 million (2008: $16 million).

        We have not historically used interest rate swaps, forward rate agreements or other futures contracts but instead have mainly managed our interest exposure by diversifying our debt between fixed and floating-rate loans. In the future, we plan to use such instruments to manage our interest exposure. There can be no assurance, however, that the use of any such instruments will be effective.

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

        Millicom had a net exchange loss of $32 million for the year ended December 31, 2009, compared to a loss of $52 million for the year ended December 31, 2008.

        To some extent, the broad mix of currencies in which we conduct our businesses and the geographic spread of our operations provide us with some measure of protection against specific exchange rate movements and reduces the overall sensitivity of our results to specific exchange rate fluctuations. Millicom may use financial derivatives to hedge its exposure to exchange rates if appropriate. If we have entered into such financial derivatives in 2009 for our exposure to exchange rate movements in the Tanzanian Schilling and the Colombian Peso.

        The following table summarizes our debt detailing the balances at December 31, 2009 and 2008, that were denominated in US$ and in other local currencies.

	2009	2008
	US$ '000	US$ '000
US$	1,570,525	1,466,493
Colombia	508,904	456,356
Senegal	121,766	58,309
Tanzania	72,553	74,536
Guatemala	31,819	—
Other	41,320	102,332
Total local currency	776,362	691,533
Total	2,346,887	2,158,026

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A.    DEBT SECURITIES

        Not applicable.

ITEM 12B.    WARRANTS AND RIGHTS

        Not applicable.

ITEM 12C.    OTHER SECURITIES

        Not applicable.

ITEM 12D.    AMERICAN DEPOSITARY SHARES

General

        Millicom does not have American Depositary Receipts or American Depositary Shares, but is voluntarily providing disclosure regarding its Swedish Depositary Receipts ("SDRs"), which are described in more detail below.

        SDRs are issuable by HQ Bank A.B. as Swedish depositary (the "Swedish Depositary") pursuant to the Swedish Deposit Agreement, dated as at March 5, 2004, entered into by and between Millicom and the Swedish Depositary. Each SDR represents one share of Millicom common share ("Millicom Shares"). The SDRs are registered in the book-entry registration system of Euroclear Sweden A.B. ("Euroclear Sweden"), in accordance with the Swedish Act on Account Keeping of Financial Instruments (Sw. lagen (1998: 1479) om kontoföring av finansiella instrument). So long as the SDRs are eligible for book-entry registration with Euroclear Sweden, the SDRs will be represented by registration in accounts at Euroclear Sweden ("Euroclear Sweden Accounts") and no holder of SDRs shall be entitled to receive physical certificates representing the SDRs. The ownership of SDRs is shown on the register maintained by Euroclear Sweden (the "Euroclear Sweden Register"). Holdings of SDRs are registered in the Euroclear Sweden Accounts of the beneficial owners of the SDRs (the "Owners") or their nominees. Ownership of SDRs registered in the name of a nominee is shown in the records of the nominee. The SDRs are listed on the Large segment of the OMX Equities CCP list of Stockholmsbörsen in Stockholm, Sweden.

Deposit and Withdrawal of Shares

        The Swedish Depositary has agreed, subject to the terms and conditions of the Swedish Deposit Agreement, that upon delivery of Millicom Shares to the Swedish Depositary or its custodian , the Swedish Depositary will instruct Euroclear Sweden to credit the relevant Euroclear Sweden Account with the appropriate number and series of SDRs. Prior to any such deposit, the person depositing shares shall deliver to the Swedish Depositary: (i) written instructions specifying the name, address and Euroclear Sweden Account number in which the SDRs are to be registered; (ii) payment of fees of the Swedish Depositary, taxes and other governmental charges payable in connection with such deposit; and (iii) all such other information and documents as may be required in order to comply with applicable laws.

        Subject to applicable provisions of law and decisions of governmental authorities, an owner of SDRs may surrender its interest in SDRs to the Swedish Depositary and withdraw the number and class of Millicom Shares then represented by such SDRs from the SDR deposit facility. Upon payment of the Swedish Depositary's fees for the surrender of the SDRs, the owner of such SDRs will be registered in the Company's share register for the number and class of Millicom Shares represented by such SDRs at the relevant time. Such registration in the Company's share register will take place as soon as practicable following the registration of the surrender of SDRs in the Euroclear Sweden Register.

Maintenance of Records

        Euroclear Sweden maintains records of all SDRs transferred, pledged, deposited, surrendered and cancelled pursuant to the Swedish Deposit Agreement in accordance with the provisions of an agreement between the Swedish Depositary and Euroclear Sweden and of the Swedish Act on Account Keeping of Financial Instruments.

Record Date

        The Swedish Depositary shall, in consultation with Millicom and the Swedish Depositary, fix a date ("record date") for determining which holders of SDRs are to be entitled to receive dividends in cash or other property, participate in and vote at shareholders' meetings, receive shares in connection with bonus issues, subscribe for shares or other securities in new issues and to exercise any other rights of shareholders in Millicom. It is the intention of Millicom and the Swedish Depositary that such record date will be the same date as the record date applied by Millicom in relation to the holders of Millicom Shares.

Dividends, Bonus Issues, New Issues of Shares and Other Distributions

Dividends

        Any dividends paid on Millicom Shares will be paid to owners of SDRs, or to their respective nominees, in Euro or Swedish kronor. Following consultation with Millicom and with Euroclear Sweden, the Swedish Depositary shall fix a date for the payment of the relevant dividend to the Owners ("payment date"). Before the dividend is paid, the Swedish Depositary shall convert the dividend received from Millicom into Euro or Swedish kronor. Such conversion shall take place at the market exchange rate applicable not earlier than ten business days and not later than five business days before the payment date by means of the Swedish Depositary entering into a future contract to expire on the payment date, or if earlier, the date on which the dividend is paid to Euroclear Sweden for onward distribution to the owners of the SDRs.

        Euroclear Sweden shall pay dividends to the owners of SDRs, or to their respective nominees, entitled thereto in accordance with the rules and regulations applied by Euroclear Sweden from time to time.

        Payment of dividends to the owners of SDRs, or to their respective nominees, shall be made without any deduction for expenses, fees, or equivalent items that are attributable to Millicom, the Swedish Depositary or Euroclear Sweden, with the exception of such withholding tax levied in Luxembourg for dividend payments to other countries or of preliminary tax or other taxes that may be levied in accordance with Swedish, Luxembourg or other applicable legislation.

        If the Swedish Depositary receives dividends in any form other than in cash, the Swedish Depositary shall—after consultation with the Company—decide how such dividends are to be distributed to the owners of SDRs entitled thereto. This means that the Swedish Depositary is entitled to sell the received property. The net proceeds arising from such realisation shall be distributed to the owners of SDRs entitled thereto. In the event that Millicom, the Swedish Depositary or Euroclear Sweden is required to withhold, and does withhold, any taxes from such distribution, the amount distributed to the owners shall be reduced accordingly.

        If holders of Millicom Shares have the right to choose between cash dividends or other property and if it is not practically feasible for the owners of SDRs to be granted the same choice, the Swedish Depositary is entitled, on behalf of the owners of SDRs, to request that such dividend be paid in the form of cash.

Bonus Issues, Splits and Reverse Splits of Shares

        The Swedish Depositary shall, as soon as possible, receive shares resulting from bonus issues and effect splits or reverse splits of shares. Registrations in the owners' Euroclear Sweden Accounts corresponding to bonus issues, splits or reverse splits of shares shall be undertaken by Euroclear Sweden.

New Issue of Shares

        If we decide to issue new shares, debt instruments or other rights, the Swedish Depositary shall, directly or through Euroclear Sweden, inform the owners of SDRs thereof of the principal terms for the new issue. An application form shall be attached to the information under which form the owners of SDRs can instruct the Swedish Depositary to subscribe for new shares, debt instruments or other rights (as the case may be) on his or her behalf. When the Swedish Depositary, pursuant to the instructions of an owner of SDRs, has subscribed for and received new shares, debt instruments or other rights, the corresponding registrations in the owner's Euroclear Sweden Account will be made as soon as possible.

        If the owner of SDRs does not instruct the Swedish Depositary to exercise any of the rights referred to above, the Swedish Depositary shall be authorized to dispose of such rights on behalf of the owner, and pay the remuneration received, to him or her less any incurred costs and applicable taxes.

        In the event that an owner of SDRs beneficially holds an uneven number of rights which do not carry entitlement to a whole number of bonus shares or to participate in a new issue for whole rights, the Swedish Depositary shall be authorized to sell such rights and pay the remuneration received, to the owner less any incurred costs and applicable taxes.

Shareholders' Meetings and Voting of Deposited Shares

        Pursuant to the Swedish Deposit Agreement, owners of SDRs are entitled to vote for the Millicom Shares represented by such SDRs at shareholders' meetings. The Swedish Depositary shall, in consultation with Millicom, make arrangements so that depository receipt holders receive notice for general meeting of shareholders. A notice for a general meeting of shareholders shall be provided for dissemination to at least two established news agencies and at least three national daily newspapers. The notice shall contain: (i) such information as is contained in such notice of meeting; and (ii) instructions as to what measures must be taken by an owner of SDRs to allow him or her to attend the shareholders' meeting. The Swedish Depositary shall, in reasonable time before the meeting, ensure that it executes proxy forms in favor of each owner of SDRs who has indicated to the Swedish Depository his or her intention to attend the shareholders' meeting. Such proxy forms shall be submitted to Millicom along with the names of the owners of SDRs for which proxies have been issued.

Distribution of Information to SDR Owners

        The Swedish Depositary shall, directly or through Euroclear Sweden and in the manner stipulated below, provide the owners of SDRs with all the information which the Swedish Depositary receives from the Company in the Swedish Depositary's capacity as registered shareholder. However, the Swedish Depositary shall always send such information by mail to owners of SDRs who request such information, at the address of each such owner included in the Euroclear Sweden Register.

        The Swedish Depositary shall ensure that notice to the owners of SDRs are distributed by mail. Except where a written notice must be mailed to the shareholders in accordance with the rules applicable to Swedish Euroclear Sweden Companies (Sw. avstämningsbolag), the Swedish Depositary may—as an alternative to mailing the notice—publish the notice in one of Stockholm's daily newspapers.

Amendment and Termination

        The Swedish Depositary shall be entitled to amend the Swedish Deposit Agreement insofar as such amendments are required by Swedish or any other applicable legislation, decisions by public authorities or changes in the rules and regulations of Euroclear Sweden. Any provisions of the Swedish Deposit Agreement may be amended by agreement between Millicom and the Swedish Depositary if such action is in any other respect appropriate or necessary for practical reasons and the owners' rights are in not adversely affected in any material respect.

        If (i) a decision is taken to de-list the SDRs from the O-list of Stockholmsbörsen or any other corresponding market place, (ii) a decision is taken by Millicom to no longer maintain the SDR facility under the Swedish Deposit Agreement, or (iii) the Company has failed to fulfil payment of expenses and fees under the Swedish Deposit Agreement for more than 30 days, the Swedish Depositary is entitled to terminate deposits made under the Swedish Deposit Agreement by mailing notice of such termination to the owners of the SDRs. The Swedish Deposit Agreement will continue in full force and effect for a period of six months after the date such notices have been sent to the owners of SDRs.

Charges of Swedish Depositary

        Millicom have agreed to pay the fees and expenses of the Swedish Depositary and Euroclear Sweden in accordance with the terms of the Swedish Deposit Agreement.

Fees and Expenses Payable by Owners of SDRs

        Owners of SDRs must pay all applicable taxes and governmental charges and all fees and costs in connection with the deposit, withdrawal and delivery of Millicom Shares in accordance with the Swedish Deposit Agreement. The current fee for the deposit of Millicom Shares for the issue of SDRs and withdrawal of Millicom Shares after cancellation of SDRs is SEK2,000 per deposit/withdrawal and is payable by the person making such deposit or withdrawal. Such fees may be amended by the Swedish Depositary from time to time.

Fees and Expenses Payable by the Depositary

        That there are no payments from the depositary to Millicom.

Limitation of Liability

        Except as set forth below, the Swedish Depositary is liable for all damages incurred by the owner of SDRs resulting from the Swedish Depositary's negligence in performing its obligations under the Swedish Deposit Agreement. The Swedish Depositary is not liable for any indirect losses or damage.

        The Swedish Depositary is not liable for any loss or damage resulting from changes in Swedish or non-Swedish laws, the intervention of a Swedish or a non-Swedish public authority, acts of war, acts of terrorism, strikes, boycotts, lockouts, blockades or other similar circumstances. The reservation in respect of strikes, boycotts, lockouts or blockades applies even if the Swedish Depositary itself takes such measures or is subject to such measures. Where the Swedish Depositary or Millicom is prevented from effecting payments or taking other measures due to the circumstances outside its control, the measures in question may be postponed until the obstacle has been removed.

Governing Law

        The Swedish Deposit Agreement is governed by Swedish law.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2009, the Group, under the supervision and with the participation of the Group's management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group's disclosure controls and procedures. The Group's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to the Group's management to allow timely decisions regarding required disclosures. The Group's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Group's Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2009 the Group's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Group is required to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC's rules and forms.

Management's annual report on internal control over financial reporting

        The Group's management has performed an assessment of the Group's internal control over financial reporting which can be found on page F-2 of the financial statements filed with this annual report on Form 20-F.

Changes in internal control over financial reporting

        There has been no change in the Group's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Attestation report of the registered public accounting firm

        The registered public accounting firm that audited the Group's financial statements included in this annual report on Form 20-F has issued an attestation report on the Group's internal control over financial reporting. The "Report of Independent Registered Public Accounting Firm" can be found on pages F-3 and F-4 of the financial statements filed with this annual report on Form 20-F.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2009 and 2008.

	2009	2008
	US$ '000	US$ '000
Audit Fees	4,179	4,276
Audit Related Fees	115	15
Tax Fees	61	52
All Other Fees	71	5
Total	4,426	4,348

        Audit related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and the issuance of certifications of loan covenant compliance required by Millicom's debt agreements. Tax services consist principally of tax planning services and tax compliance services. Other services are services not included in the other categories.

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

ITEM 16G.    SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

        The Board has developed and continuously evaluates its work procedures in line with the corporate governance rules of NASDAQ in the United States of America regarding reporting, disclosure and other requirements applicable to NASDAQ listed companies, with the following two exceptions:

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
12.1	Certification of Mikael Grahne required by Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 13a 14(a).
12.2	Certification of Francois-Xavier Roger required by Exchange Act Rule 13a 14(a).
13.1	Certification of Mikael Grahne required by Exchange Act Rule 13a 14(b).
13.2	Certification of Francois-Xavier Roger required by Exchange Act Rule 13a 14(b).
15.1	Consent of PricewaterhouseCoopers S.à r.l.

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

Dated: March 5, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.
By:	/s/ MIKAEL GRAHNE Name: Mikael Grahne Title: Chief Executive Officer
By:	/s/ FRANCOIS-XAVIER ROGER Name: Francois-Xavier Roger Title: Chief Financial Officer

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

        Management has assessed the effectiveness of Millicom International Cellular S.A. internal control over financial reporting as of December 31, 2009. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, Millicom International Cellular S.A. internal control over financial reporting was effective as of December 31, 2009.

        PricewaterhouseCoopers S.à.r.l has issued an unqualified report on our 2009 financial statements as a result of the audit and also has issued an unqualified report on our internal control over financial reporting which is attached hereto.

Dated: March 4, 2010	By:	/s/ MIKAEL GRAHNE
		Name:	Mikael Grahne
		Title:	Chief Executive Officer
	By:	/s/ FRANCOIS-XAVIER ROGER
		Name:	Francois-Xavier Roger
		Title:	Chief Financial Officer

PricewaterhouseCoopers
Société à responsabilité limitée
Réviseur d'Entreprises
400, route d'Esch
B.P. 1443
L-1014 Luxembourg
Telephone +352 494848-1
Facsimile +352 494848-2900
www.pwc.com/lu
info@lu.pwc.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Millicom International Cellular S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and changes in equity present fairly, in all material respects, the financial position of Millicom International Cellular S.A. (the "Company") and its subsidiaries (together the "MIC Group") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the MIC Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing on page F-2 of the accompanying financial statements. Our responsibility is to express opinions on these financial statements and on the MIC Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.à r.l. Réviseur d'entreprises	Luxembourg, March 4, 2010

Millicom International Cellular S.A.

Consolidated income statements
for the years ended December 31, 2009, 2008 and 2007

	Notes	2009	2008(i)	2007(i)
		US$ '000	US$ '000	US$ '000
Revenues	9	3,372,727	3,150,559	2,429,082
Cost of sales		(1,202,902)	(1,114,822)	(868,842)
Gross profit		2,169,825	2,035,737	1,560,240
Sales and marketing		(647,009)	(657,480)	(464,343)
General and administrative expenses		(606,213)	(498,597)	(392,286)
Other operating expenses		(65,580)	(61,438)	(72,949)
Operating profit	9, 10	851,023	818,222	630,662
Interest expense		(173,475)	(135,932)	(180,771)
Interest and other financial income		11,573	32,277	55,912
Revaluation of previously held interests	4	32,319	—	—
Other non operating (expenses) income, net	12	(32,181)	(52,265)	9,984
Profit from associates	17	2,329	8,706	4,400
Profit before tax from continuing operations		691,588	671,008	520,187
Charge for taxes	13	(187,998)	(268,813)	(83,710)
Profit for the year from continuing operations		503,590	402,195	436,477
Profit for the year from discontinued operations, net of tax	6	300,342	2,246	274,507
Net profit for the year		803,932	404,441	710,984
Attributable to:
Equity holders of the company		850,788	517,516	697,142
Non-controlling interest		(46,856)	(113,075)	13,842
Earnings per share for the year	14
(expressed in US$ per common share)
Basic
—profit from continuing operations attributable to equity holders		5.09	4.79	4.18
—profit from discontinued operations attributable to equity holders		2.75	0.01	2.72
—profit for the year attributable to equity holders		7.84	4.80	6.90
Diluted
—profit from continuing operations attributable to equity holders		5.08	4.76	4.07
—profit from discontinued operations attributable to equity holders		2.74	0.01	2.54
—profit for the year attributable to equity holders		7.82	4.77	6.61

(i)
Comparative information reclassified as a result of the classification of Millicom's operations in Asia (Cambodia, Laos and Sri Lanka) and in Sierra Leone as discontinued operations (see note 6).

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of comprehensive income
for the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	US$ '000	US$ '000	US$ '000
Net profit of the year	803,932	404,441	710,984
Other comprehensive income:
Exchange differences on translating foreign operations	(14,529)	(54,041)	38,508
Total comprehensive income for the year	789,403	350,400	749,492
Attributable to:
Equity holders of the company	837,124	456,670	728,291
Non-controlling interests	(47,721)	(106,270)	21,201

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated balance sheets
as of December 31, 2009 and 2008

	Notes	2009	2008
		US$ '000	US$ '000
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	15	1,044,837	990,350
Property, plant and equipment, net	16	2,710,641	2,787,224
Investments in associates	17	872	21,087
Pledged deposits	18,26	53,333	6,172
Deferred taxation	13	19,930	14,221
Other non-current assets		7,965	17,023
TOTAL NON-CURRENT ASSETS		3,837,578	3,836,077
CURRENT ASSETS
Inventories		46,980	58,162
Trade receivables, net	19	224,708	257,455
Amounts due from joint venture partners		52,590	40,228
Prepayments and accrued income		65,064	82,303
Current income tax assets		17,275	21,597
Supplier advances for capital expenditure		49,165	142,369
Other current assets	20	58,159	87,859
Time deposit	21	50,061	—
Cash and cash equivalents	22	1,511,162	674,195
TOTAL CURRENT ASSETS		2,075,164	1,364,168
Assets held for sale	6	78,276	20,563
TOTAL ASSETS		5,991,018	5,220,808

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated balance sheets
as of December 31, 2009 and 2008 (Continued)

	Notes	2009	2008
		US$ '000	US$ '000
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	23	660,547	642,544
Other reserves	25	(64,930)	(47,174)
Retained profits		937,398	565,032
Profit for the year attributable to equity holders		850,788	517,516
		2,383,803	1,677,918
Non-controlling interest		(73,673)	(25,841)
TOTAL EQUITY		2,310,130	1,652,077
LIABILITIES
Non-current Liabilities
10% Senior Notes	26	454,477	453,471
Other debt and financing	26	1,458,423	1,208,011
Provisions and other non-current liabilities	27	88,142	70,008
Deferred taxation	13	66,492	81,063
Total non-current liabilities		2,067,534	1,812,553
Current Liabilities
Other debt and financing	26	433,987	496,544
Payables and accruals for the purchase of property, plant and equipment		276,809	501,978
Other trade payables		194,691	240,576
Amounts due to joint venture partners		52,180	49,921
Accrued interest and other expenses		173,609	159,539
Current income tax liabilities		93,364	93,416
Dividend payable	28	134,747	—
Provisions and other current liabilities	27	210,385	207,106
Total current liabilities		1,569,772	1,749,080
Liabilities directly associated with assets held for sale	6	43,582	7,098
TOTAL LIABILITIES		3,680,888	3,568,731
TOTAL EQUITY AND LIABILITIES		5,991,018	5,220,808

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of cash flows
for the years ended December 31, 2009, 2008 and 2007

	Notes	2009	2008(i)	2007(i)
		US$ '000	US$ '000	US$ '000
Operating profit		851,023	818,222	630,662
Adjustments for non-cash items:
Depreciation and amortization	9,10,15,16	611,435	463,720	313,574
Loss on disposal and impairment of property, plant and equipment	9,10	7,246	9,166	3,150
Reduction of goodwill	9,10,15	—	—	23,358
Share-based compensation	24	10,175	13,619	19,228
Other non cash items		—	—	1,000
		1,479,879	1,304,727	990,972
Decrease (increase) in trade receivables, prepayments and other current assets		73,380	5,077	(18,246)
Decrease (increase) in inventories		8,812	24,700	(24,634)
(Decrease) increase in trade and other payables		(4,669)	29,235	81,327
Changes to working capital		77,523	59,012	38,447
Interest expense paid		(148,038)	(137,301)	(148,337)
Interest received		11,316	32,535	55,476
Taxes paid		(195,851)	(201,235)	(164,208)
Net cash provided by operating activities		1,224,829	1,057,738	772,350
Cash flows from investing activities:
Acquisition of subsidiaries and JV, net of cash acquired	4	(53,086)	(532,181)	—
Purchase of intangible assets and license renewals	15	(46,004)	(112,716)	(25,474)
Purchase of property, plant and equipment	16	(726,565)	(1,161,088)	(768,154)
Proceeds from sale of property, plant and equipment and intangibles		3,708	7,434	1,178
(Purchase) disposal of pledged deposits		(45,652)	4,027	35,848
(Purchase) disposal of time deposits	21	(50,061)	—	—
Cash (used) provided by other investing activities		(12,275)	15,929	929
Net cash used by investing activities		(929,935)	(1,778,595)	(755,673)
Cash flows from financing activities:
Proceeds from issuance of shares		2,856	3,179	33,626
Proceeds from issuance of debt and other financing	26	627,872	1,195,550	460,495
Repayment of debt and financing	26	(506,588)	(640,414)	(269,077)
Payment of dividends		—	(259,704)	(18,286)
Net cash provided by financing activities		124,140	298,611	206,758
Cash provided (used) by discontinued operations	6	416,755	(69,074)	286,403
Exchange gains (losses) on cash and cash equivalents		1,178	(9,082)	8,067
Net increase (decrease) in cash and cash equivalents		836,967	(500,402)	517,905
Cash and cash equivalents at the beginning of the year		674,195	1,174,597	656,692
Cash and cash equivalents at the end of the year		1,511,162	674,195	1,174,597

(i)
Comparative information reclassified as a result of the classification of Millicom's operations in Asia (Cambodia, Laos and Sri Lanka) and in Sierra Leone as discontinued operations (see note 6).

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in equity
for the years ended December 31, 2009, 2008 and 2007

	Attributable to equity holders
	Number of shares	Share Capital(i)	Share Premium(i)	Retained profits(ii)	Other reserves(iii)	Total	Non-controlling interests (vi)	Total equity
	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2007	100,684	151,025	221,501	129,382	2,966	504,874	77,514	582,388

Profit for the year	—	—	—	697,142	—	697,142	13,842	710,984
Currency translation differences	—	—	—	—	31,149	31,149	7,359	38,508

Total comprehensive income for the year	—	—	—	697,142	31,149	728,291	21,201	749,492
Transfer to legal reserve	—	—	—	(1,526)	1,526	—	—	—
Dividends paid to non-controlling shareholders	—	—	—	—	—	—	(18,286)	(18,286)
Shares issued via the exercise of share options	1,626	2,440	34,186	—	(3,838)	32,788	—	32,788
Shares issued as payment of bonuses(vii)	13	20	980	—	—	1,000	—	1,000
Share-based compensation(iii)	9	14	741	—	18,473	19,228	—	19,228
Issuance of shares—2006 LTIP(iii)	58	87	4,436	—	(4,523)	—	—	—
Issuance of shares(v)	9	14	824	—	—	838	—	838
Conversion of part of the 4% Convertible Notes(iv)	29	43	1,041	—	(196)	888	—	888
Balance as of December 31, 2007	102,428	153,643	263,709	824,998	45,557	1,287,907	80,429	1,368,336

Profit for the year	—	—	—	517,516	—	517,516	(113,075)	404,441
Currency translation differences	—	—	—	—	(60,846)	(60,846)	6,805	(54,041)

Total comprehensive income for the year	—	—	—	517,516	(60,846)	456,670	(106,270)	350,400
Transfer to legal reserve	—	—	—	(262)	262	—	—	—
Dividends paid to shareholders	—	—	—	(259,704)	—	(259,704)	—	(259,704)
Shares issued via the exercise of share options	169	252	3,894	—	(937)	3,209	—	3,209
Shares issued as payment of bonuses(iii)	11	17	1,208	—	—	1,225	—	1,225
Share-based compensation(iii)	—	—	—	—	11,666	11,666	—	11,666
Issuance of shares—2006 LTIP(iii)	52	76	3,887	—	(3,963)	—	—	—
Issuance of shares(v)	9	14	1,025	—	—	1,039	—	1,039
Directors' shares(iii)	6	10	717	—	—	727	—	727
Conversion of the 4% Convertible Notes(iv)	5,622	8,434	205,658	—	(38,913)	175,179	—	175,179
Balance as of December 31, 2008	108,297	162,446	480,098	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077

Millicom International Cellular S.A.

Consolidated statements of changes in equity
for the years ended December 31, 2009, 2008 and 2007 (Continued)

	Attributable to equity holders
	Number of shares	Share Capital(i)	Share Premium(i)	Retained profits(ii)	Other reserves(iii)	Total	Non-controlling interests(vi)	Total equity
	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2009	108,297	162,446	480,098	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077

Profit for the year	—	—	—	850,788	—	850,788	(46,856)	803,932
Currency translation differences	—	—	—	—	(13,664)	(13,664)	(865)	(14,529)

Total comprehensive income for the year	—	—	—	850,788	(13,664)	837,124	(47,721)	789,403
Transfer to legal reserve	—	—	—	(880)	880	—	—	—
Dividends declared(viii)	—	—	—	(134,747)	—	(134,747)	—	(134,747)
Shares issued via the exercise of share options	139	208	3,536	—	(888)	2,856	—	2,856
Share-based compensation(iii)	—	—	—	—	9,807	9,807	—	9,807
Directors' shares(iii)	7	10	358	—	—	368	—	368
Issuance of shares—2006, 2007 and 2009 LTIPs(iii)	205	307	13,584	—	(13,891)	—	—	—
Acquisition of non-controlling interests in Chad(ix)	—	—	—	(9,523)	—	(9,523)	(111)	(9,634)
Balance as of December 31, 2009	108,648	162,971	497,576	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130

(i)
See note 23.

(ii)
Includes profit for the year attributable to equity holders, of which $46 million (2008: $31 million; 2007: $20 million) are undistributable to equity holders.

(iii)
See note 24 and 25.

(iv)
See note 25 and 26.

(v)
Employees purchase of shares under the Matching share award Plans (see note 24).

(vi)
As at December 31, 2008, non controlling interest was negative as the non-controlling shareholders of Colombia Movil S.A. ESP have a binding obligation to cover their share of the losses of this entity.

(vii)
See note 29.

(viii)
See note 28.

(ix)
See note 4.

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007

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

        As at December 31, 2009, Millicom had 14 mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia (see also note 6). African Millicom's operation in Sierra Leone was sold on November 25, 2009; Millicom's operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009 (see note 5).

        In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited (see note 4), a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008, Millicom was successful in the tender for the third national mobile license in Rwanda (see note 15). Services in Rwanda were launched in early December 2009.

        The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

        The Board of Directors approved these consolidated financial statements on March 4, 2010. The consolidated financial statements will be ratified by the Annual General Meeting.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

2.1   Basis of preparation

        The consolidated financial statements of the Group are presented in US dollars and all values are rounded to the nearest thousand (US$ '000) except when otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities that have been measured at fair value.

        In accordance with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards, the consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS").

        As of December 31, 2009, International Financial Reporting Standards as adopted by the European Union are similar to those published by the International Accounting Standards Board

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

("IASB"), except for IAS 39—Financial Instruments that has been partially adopted by the European Union, for IFRIC 12—Service Concession Arrangements that has been endorsed by the European Union in 2009 and is applicable as from March 31, 2009 and for new standards and interpretations not yet endorsed but effective in future periods. Since the provisions that have not been adopted by the European Union are not applicable to the Group, the consolidated financial statements comply with both International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB.

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

        The acquisition method of accounting is used to account for acquisitions where there is a change in control. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (see accounting policy for Goodwill).

Subsidiaries

        Subsidiaries are all entities (including Special Purpose Entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Non-controlling interests

        The Group applies a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Disposals to non-controlling interests eventually result in gains and losses for the group and are recorded in the income statement. Purchases from non-controlling interests are recorded in equity if there is no change in control and these transactions do not result in goodwill or gains and losses. Any goodwill emerging from an acquisition of non-controlling interests is recorded within retained earnings.

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

        Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

        The Group's share of the post-acquisition profits or losses of associates is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. Dilution gains and losses arising in investments in associates are recognized in the income statement.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

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

Transactions and balances

        Transactions denominated in a currency other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

        Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss if applicable. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as investments classified as available for sale are included in the fair value reserve in equity.

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
  All resulting exchange differences are recognized as a separate component of equity ("Currency translation reserve"), in the caption "Other reserves".

        On consolidation, exchange differences arising from the translation of net investments in foreign operations, and of borrowing and other currency instruments designated as hedges of such investments,

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

are taken to equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the consolidated income statement as part of the gain or loss on sale.

        Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

        The following is a table of the principal currency translation rates to the U.S. dollar as of December 31, 2009 and 2008 and the average rates for the year ended December 31, 2009.

Country	Currency	2009 Average rate	2009 Year-end rate	2008 Year-end rate
Bolivia	Boliviano	7.02	7.02	7.03
Chad and Senegal	CFA Franc	471.30	457.26	471.84
Colombia	Peso	2,185.73	2,043.00	2,249.50
Costa Rica	Colon Costa Rica	571.56	565.24	555.47
Ghana	Cedi	1.43	1.43	1.27
Guatemala	Quetzal	8.16	8.35	7.78
Honduras	Lempira	18.89	18.90	18.90
Luxembourg	Euro	0.72	0.70	0.72
Mauritius	Rupee	31.87	30.01	31.62
Nicaragua	Gold Cordoba	20.34	20.84	19.85
Paraguay	Guarani	4,971.54	4,695.00	4,885.00
Rwanda	Rwandese Franc	567.77	571.24	—
Sweden	Krona	7.64	7.16	7.86
Tanzania	Shilling	1,323.92	1,339.50	1,317.50

        The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the year.

2.4   Segment Reporting

        Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee that makes strategic decisions.

2.5   Property, plant and equipment

        Items of property, plant and equipment are stated at historical cost, less accumulated depreciation and accumulated impairment in value. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible and is expected without significant cost. Estimated useful lives are:

Buildings	40 years or lease period, if lower
Networks (including civil works)	5 to 15 years
Other	2 to 7 years

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

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

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

2.6   Intangible assets

        Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is charged to the income statement in the year in which expenditure is incurred. Intangible assets are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated income statement in the expense category consistent with the function of the intangible assets.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of the identifiable assets less the liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of transaction. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then Millicom initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, Millicom then recognizes any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognized from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net". Goodwill on acquisition of associates is included in "investments in associates". Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

        For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group's cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

  •
  Is not larger than an operating segment.

        Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Licenses

        Licenses are shown at historical cost unless acquired in a business combination where the cost is the fair value as at the date of acquisition. Licenses have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the licenses over their estimated useful lives.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        The terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate setting, frequency allocation and technical standards. Licenses are initially measured at cost and are amortized from the date the network is available for use using the straight-line basis over the license period depending on the term of the license. Licenses held, subject to certain conditions, are usually renewable and are generally non-exclusive. When determining the useful life of the licenses, management usually does not consider renewal periods since there is no guarantee that the license will be renewed without significant cost (or at no cost).

Trademarks and customer bases

        Trademarks and customer bases are recognized as intangible assets only when acquired in business combinations or ownership increase transactions in joint ventures. Their cost corresponds to the fair value as at the date of acquisition. Trademarks and customer bases have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer bases over their estimated useful lives. The estimated useful life for trademarks and customer bases are based on the specifications of the market in which they exist. Trademarks and customer bases are recorded under the caption "Intangible assets, net".

2.7   Impairment of non-financial assets

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The Group determines the recoverable amount based on the higher of its fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions of the time value of money and the risk specific to the asset. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

        An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognized impairment loss is reversed if there has been a change in the estimate used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.8   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in the current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified within non-current assets. Loans and receivables are carried at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

2.9   Financial instruments at fair value through profit or loss

        Financial instruments at fair value through profit or loss are financial instruments held for trading. Their fair value is determined by reference to quoted market prices on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions, reference to the current market value of a substantially similar instrument, discounted cash flow analysis and option pricing models. A financial instrument is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

2.10     Non-current assets (or disposal groups) held for sale and related liabilities

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

2.11     Inventories

        Inventories (which mainly consist of mobile telephone handsets and related accessories) are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.12     Trade receivables

        Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the consolidated income statement within "Cost of sales".

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.13    Deposits

Time deposits

        Cash deposits with banks with maturities of more than 3 months that generally earn interest at market rate are classified as time deposits.

Pledged deposits

        Pledged deposits represent contracted cash deposit with banks that are held as security for debts either at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

2.14    Cash and cash equivalents

        Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.15    Impairment of financial assets

        The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

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

2.17    Borrowings and transaction costs

        Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowing using the effective interest method.

        The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguishment, conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in equity, net of income tax effects.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

        Transaction costs which are not capitalized are recognized as an expense when incurred.

2.18    Leases

        The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

        Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

        Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

        Operating lease payments are recognized as an expense in the consolidated income statement on a straight-line basis over the lease term.

2.19    Provisions

        Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

2.20    Trade payables

        Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.

2.21    Revenue recognition

        Revenue comprises the fair value of consideration received or receivable for the sale of goods and services, net of value added tax, rebates and discounts and after eliminating sales within the Group.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

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

        Subscription products and services are deferred and amortized over the estimated life of the customer relationship. Related costs are also deferred, to the extent of the revenues deferred, and amortized over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of disconnections for the same type of customer which has occurred historically.

        Where customers forward purchase a specified amount of airtime, revenues are recognized as credit is used. Unutilized airtime is carried in the balance sheet and is carried in the balance sheet as deferred revenue within "other current liabilities".

        Revenues from value added services such as text messaging, video messaging, ringtones, games etc., are recognised net of payments to the providers of these services when the providers are responsible for the contents and for determining the price paid by the customer and as such the Group is considered to be acting in substance as an agent only. Where the Group is responsible for the content and determines the price paid by the customer then the revenue is recognised gross.

        Revenues from the sale of handsets and accessories on a stand-alone basis (if sold with other services, multiple element arrangements accounting would then apply) are recognized when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.23    Customer acquisition costs

        Specific customer acquisition costs, including dealer commissions and handset subsidies, are charged to sales and marketing when the customer is activated.

2.24    Employee benefits

Pension obligations

        Pension obligations can result from either a defined contribution plan or a defined benefit plan.

        A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. Millicom has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit pension plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an appropriate discount rate based on the maturities of the related pension liability.

Share based compensation

        Up until May 2006, share options were granted to Directors, management and key employees. The fair value of the equity instruments granted in exchange for the services received is recognized as an expense over the vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the Group revises its estimate of the number of options that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

        Subsequent to May 2006, restricted share awards are granted to the Directors, management and key employees.

        The cost of these equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

date reflects the extent to which vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

        No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification, which increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

2.25    Taxation

Current tax

        Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the balance sheet date.

Deferred tax

        Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

        Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference, and the carry-forward of unused tax credits and unused tax losses can be utilized except where the deferred tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting nor taxable profit or loss.

        The carrying amount of deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

        Deferred income tax assets and liabilities are measured at the tax rate expected to apply to the year when the assets is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement. Deferred tax assets and deferred tax liabilities are offset, if legally enforceable rights exist to set off current tax

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.26    Discontinued operations

        Revenues and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Comparative figures in the consolidated income statement representing the discontinued operations are also reclassified to a separate line. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and represent a major line of business or geographic unit which has been disposed of or is available for sale.

2.27    Changes in accounting policies

        The consolidated financial statements as of December 31, 2009 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years, with the exception of the early adoption as of January 1, 2009 of IFRS 3R, 'Business combinations', and IAS 27R, 'Consolidated and separate financial statements'.

        The Group early adopted IFRS 3R, 'Business combinations', in 2009 for the step-up acquisition of Navega.com S.A. (see note 4). Millicom revalued its previously held interests in Navega.com S.A. at fair value, recognising the resulting gain in the consolidated income statement.

        The revised standard, in general, continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed.

        As the Group has early adopted IFRS 3R, it is required to early adopt IAS 27R, 'Consolidated and separate financial statements', at the same time. IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss.

        IAS 38 (amendment), 'Intangible Assets' is applied by the Group from the date IFRS 3R was adopted. The amendment to the IAS 38 clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment did not result in a material impact on the Group's consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        The following new standards and amendments to standards, which affect the presentation of the consolidated financial statements, were mandatory for the first time for the financial year beginning January 1, 2009.

  •
  IAS 1 (revised), 'Presentation of financial statements'. The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expenses recognized in profit or loss, together with all other items of recognized income and expense. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has decided to present two statements. These consolidated financial statements have been prepared under the revised disclosure requirements.

  •
  IFRS 8, 'Operating segments'. IFRS 8 replaces IAS 14, 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner consistent with the internal reporting provided to the "Chief Operating Decision-Maker", who makes strategic decisions. As a result of the adoption of IFRS 8, Millicom concluded that its reportable segments were Central America, Cable, South America and Africa, which does not present any change compared to the definition of segments under IAS 14.

  •
  IFRS 7 'Financial instruments—Disclosures' (amendment)—effective January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The change in accounting policy only resulted in additional disclosures.

        In addition, the following amendments to standards and interpretations, which could affect Millicom's financial position and accounting policies, are mandatory for the first time for the financial year beginning January 1, 2009, but are not currently relevant nor have a material impact for the Group.

  •
  IFRS 2 (amendment), 'Share-based payment'. This amendment to IFRS 2 Share-based payments was published in January 2008 and became effective for financial years beginning on or after January 1, 2009. The standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation.

  •
  IAS 32 (amendment), 'Financial instruments: Presentation', and IAS 1 (Amendment), 'Presentation of financial statements'—'Puttable financial instruments and obligations arising on liquidation' (effective from January 1, 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

    entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions.

  •
  IFRS 1 (Amendment) 'First time adoption of IFRS' and IAS 27 'Consolidated and separate financial statements' (effective from 1 January 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor.

  •
  IFRIC 13, 'Customer loyalty programmes'. The interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognized.

  •
  IFRIC 15, 'Agreements for construction of real estates' (effective from January 1, 2009). The interpretation clarifies whether IAS 18, 'Revenue', or IAS 11, 'Construction contracts' should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. IFRIC 15 was not relevant to the Group's operations as all revenue transactions are accounted for under IAS 18 and not IAS 11.

  •
  IFRIC 16, 'Hedges of a net investment in a foreign operation'. IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group. The requirements of IAS 21, 'The effects of changes in foreign exchange rates', do apply to the hedged item. The Group applied IFRIC 16 from January 1, 2009.

        Finally, the following new standards and interpretations have been issued, but are not effective for the period of these financial statements and have not been early adopted.

  •
  IFRS 9, 'Financial Instruments', effective for annual periods beginning on or after January 1, 2013. IFRS 9 addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value. Classification under IFRS 9 is driven by the entity's business model for managing the financial assets and the contractual characteristics of the financial assets. IFRS 9 removes also the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract to be classified in its entirety at either amortized cost or fair value. IFRS 9 is currently not expected to have a material impact on Millicom financial position or results.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

  •
  IFRIC 17, 'Distributions of non-cash assets to owners', effective for annual periods beginning on or after July 1, 2009. The interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity, that an entity should measure the dividend payable at the fair value of the net assets to be distributed and that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. This interpretation is not expected to have a material impact on Millicom financial position or results.

  •
  IFRIC 18, 'Transfers of assets from customers', effective for transfers of assets received on or after July 1, 2009. IFRIC 18 clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. This is particularly relevant to the utility sector with the provision of the service being that of, for example, gas or electricity. The interpretation applies prospectively to transfers of assets from customers received on or after July 1, 2009, although some limited retrospective application is permitted. This interpretation will not have any impact on Millicom financial position or results.

  •
  IFRIC 19, 'Extinguishing Financial Liabilities with Equity Instruments', effective for annual periods beginning on or after July 1, 2010 with earlier application permitted, clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies that the entity's equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability and the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity's income statement for the period. This interpretation will not have any impact on Millicom financial position or results.

  •
  As part of its annual improvement project published in April 2009, the IASB slightly amended various standards. The improvements focused on areas of inconsistencies in IFRSs or where clarification of wording was required. The effective dates of these amendments vary depending on the standard concerned. The Group does not expect any significant impact of these amendments on its consolidated financial statements.

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

10% Senior Notes

        In October 2007, Millicom decided that it would redeem the balance of the 10% Senior Notes in December 2008, and pay the contractual redemption premium of 5% (see note 26). Millicom reviewed its estimates of future cash flows and, as a result, an additional interest expense of $31 million was recorded for the year ended December 31, 2007. The 10% Senior Notes was also reclassified from non-current to current.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

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

        Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies (see note 13).

        For our critical accounting estimates reference is made to the relevant individual notes to these consolidated financial statements, more specifically note 4—Acquisition of subsidiaries, joint ventures and non-controlling interests; note 6—Discontinued operations and assets held for sale; note 13—Taxes; note 15—Intangible assets, note 16—Property, plant and equipment, note 19—Trade receivables, note 24—Share based compensation (relating to the long term incentive plan); note 31—Commitments and contingencies; and note 34—Financial instruments.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

Year ended December 31, 2009

        In 2009, Millicom's joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad.

Navega.com S.A.

        On March 13, 2009, Millicom's joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. ("Navega"). Millicom's share of the acquisition cost of the remaining 55% interest in Navega amounted to $49 million and Millicom's share of the cash acquired amounted to $10 million; net cash used for this acquisition therefore amounted to $39 million.

        Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2009. Millicom's share of the fair value of the identifiable assets and liabilities acquired was as follows:

	Fair value	Previously held interests
	US$ '000	US$ '000
Intangible assets, net(i)	51,442	8,988
Property, plant and equipment, net	34,205	18,995
Other non-current assets	122	87
Trade receivables	3,196	1,739
Prepayments and accrued income	13	8
Current income tax assets	16	7
Other current assets(ii)	2,400	353
Cash and cash equivalents	10,656	5,070
	102,050	35,247
Other non-current liabilities(iii)	3,437	—
Current debt and other financing	10,953	5,546
Trade payables	7,241	4,611
Accrued interests and other expenses	557	286
Current income tax liabilities	2,872	1,899
Other current liabilities(ii)	16,589	5,961
	41,649	18,303
Fair value of the net assets acquired and contingent liabilities	60,401
Goodwill arising on acquisition	38,203
Previously held interests in Navega and Metrored	(16,944)
Revaluation of the previously held interests in Navega and Metrored	(32,319)
Acquisition cost	49,341

(i)
Intangible assets not previously recognized are trademarks for an amount of $2 million (Millicom's share: $1 million), with estimated useful life of 8 years, and customers' list for an amount of $62 million (Millicom's share: $35 million), with estimated useful life of 9 years.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

(ii)
Contingent liabilities relating to tax and other contingencies at the time of the acquisition and amounting to $6 million (Millicom's share: $3 million) were booked within "Other current liabilities". The former shareholders of Navega.com and Metrored placed in escrow $3 million to partly cover these contingencies. Therefore a corresponding financial asset of $3 million (Millicom's share: $2 million) has been recorded within "Other current assets".

(iii)
Deferred tax liabilities, related to the differences between the tax base and the fair value of the identifiable assets acquired amount to $6 million (Millicom's share: $3 million).

        The goodwill, which is not expected to be tax deductible, is attributable to the profitability potential of the acquired business and the synergies expected to arise from the Group's acquisition of Navega. The fair value of the customer bases was ascertained using the discounted excess earnings method and the fair value of the trademark was ascertained using the relief from royalty approach.

        The acquired business contributed revenues of $21 million and net profit of $12 million for the period from acquisition to December 31, 2009. If the acquisition had occurred on January 1, 2009, unaudited pro forma Group revenues from continuing operations for the year ended December 31, 2009 would have been $3,378 million, and the unaudited pro forma net profit from continuing operations for the same period would have been $507 million. These amounts have been calculated using the Group accounting policies.

        Millicom decided to early adopt IFRS 3R and has applied it to this acquisition (see note 2). As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom's joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. ("Metrored"), a subsidiary of Navega (held by Millicom's joint venture in Honduras), recognizing a gain of $32 million, recorded under the caption "Revaluation of previously held interests".

Millicom Tchad S.A.

        On March 4, 2009, Millicom completed the acquisition of the remaining 12.5% non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash. If certain conditions are met, Millicom will have to pay further $2 million within the 14 months following the balance sheet date.

        Millicom decided to early adopt IAS 27R and applied it to this acquisition (see note 2). As a result, the purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease of Millicom shareholders' equity of $10 million.

Other minor investments

        In 2009, Millicom acquired other minor investments for a cash consideration of $6 million.

Year ended December 31, 2008

        In 2008, Millicom acquired 100% interest in Amnet Telecommunications Holding Limited.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

        Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2008. The final determined fair value of the identifiable assets and liabilities acquired were as follows:

	Recognized on acquisition	Carrying value
	US$ '000	US$ '000
Intangible assets, net(i)	162,383	26,631
Property, plant and equipment, net	71,197	67,911
Other non-current assets	3,093	3,093
Financial assets	7,502	7,502
Inventories	1,454	1,454
Trade receivables	8,052	8,052
Prepayments and accrued income	2,960	2,960
Current income tax assets	3,728	3,728
Other current assets(ii)	27,899	3,989
Cash and cash equivalents	13,497	13,497
	301,765	138,817
Non-current debt and other financing	116	116
Other non-current liabilities(iii)	43,337	1,810
Current debt and other financing	3,271	3,271
Trade payables	9,992	9,992
Accrued interest and other expenses	5,950	5,950
Current income tax liabilities	7,057	7,057
Other current liabilities(ii)	26,294	2,384
	96,017	30,580
Fair value of net assets acquired and contingent liabilities (100%)	205,748
Goodwill arising on acquisition	339,982
Acquisition cost	545,730

(i)
Intangible assets identified are trademarks for an amount of $5 million, with estimated useful life of 15 months; customer bases for an amount of $123 million, with estimated useful life of 4 to 9 years; and non-compete agreements for $19 million, with estimated useful lives of 4 years.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

        The goodwill is attributable to the profitability potential of the acquired business and the synergies expected to arise from the Group's acquisition of Amnet. The fair value of the customer bases was ascertained using the discounted excess earnings method and the fair value of the trademark was ascertained using the relief from royalty approach. The fair value of the non-compete agreements was ascertained using the incremental cash flow approach. Acquisition cost of Amnet was $546 million, including acquisition costs of $4 million and was funded through a one-year bridge loan facility with two commercial banks and cash (see note 26).

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

Year ended December 31, 2007

        Millicom did not acquire any subsidiaries, joint ventures or non-controlling interests during the year ended December 31, 2007.

5. DISPOSALS OF SUBSIDIARIES AND JOINT VENTURES

Year ended December 31, 2009

        On October 16, November 25 and November 26, 2009 respectively, Millicom completed the sale of its operations in Sri Lanka, Sierra Leone and Cambodia, for total proceeds of respectively $155, $1 and $353 million realizing a total net gain of $289 million. Total transaction costs amounted to $11 million. Total cash disposed amounted to $30 million.

Year ended December 31, 2008

        In 2008, Millicom did not dispose of any subsidiary or joint venture.

Year ended December 31, 2007

        In 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $285 million realizing a net gain of $258 million. Millicom incurred costs of $14 million on the transaction and of the net proceeds of $271 million, Millicom received $263 million in 2007 and the remaining $8 million in January 2008 (see note 6).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

        The results of discontinued operations for the years ended December 31, 2009, 2008 and 2007 are presented below:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Revenues	218,874	270,738	207,662
Operating expenses(ii)	(193,038)	(243,345)	(174,446)
Gain from disposal, net	288,860	—	258,346
Operating profit	314,696	27,393	291,562
Non-operating expenses, net	(10,500)	(16,591)	(13,688)
Profit before tax	304,196	10,802	277,874
Tax charge	(3,854)	(8,556)	(3,367)
Profit for the year attributable to equity holders	300,342	2,246	274,507

(i)
Figures for 2008 and 2007 have been adjusted to include Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

(ii)
In 2009, an impairment of $11 million (2008: $11 million; 2007: $1 million) was booked to align the carrying value of Millicom's operation in Sierra Leone to its estimated fair value less cost to sell.

        The cash (used) provided by discontinued operations for the years ended December 31, 2009, 2008 and 2007 is presented below:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Net cash provided by operating activities	29,906	73,956	70,144
Net cash used by investing activities	(62,795)	(129,366)	(85,056)
Net cash (used) provided by financing activities	(8,270)	(22,323)	38,154
Exchange (loss) gain on cash and cash equivalents	(158)	1,587	124
Transfer of cash to assets held for sale	(19,099)	(521)	—
Proceeds from the sale of discontinued operations	477,171	7,593	263,037
Cash provided (used) by discontinued operations	416,755	(69,074)	286,403

(i)
Figures for 2008 and 2007 have been adjusted to include Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

        The following table gives details of non cash investing and financing activities of discontinued operations for the years ended December 31, 2009, 2008 and 2007:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Investing activities
Acquisition of property, plant and equipment	(873)	(6,563)	—
Financing activities
Vendor financing and finance leases	873	6,563	—

(i)
Figures for 2008 and 2007 have been adjusted to include Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

Asia segment

        In May 2009, Millicom decided to dispose of its businesses in Cambodia, Laos and Sri Lanka and, as a result, in accordance with IFRS 5, these operations have been classified as discontinued operations. Millicom's operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009. As a result, as at December 31, 2009, Laos's assets and liabilities only were disclosed under the caption "Assets held for sale" and "Liabilities directly associated with assets held for sale". Millicom's businesses in Cambodia, Laos and Sri Lanka previously represented the whole of the operating segment "Asia".

Millicom Sierra Leone Limited

        In December 2008, Millicom decided to dispose of its business in Sierra Leone, Millicom Sierra Leone Limited, and, as a result, in accordance with IFRS 5, this operation has been classified as a discontinued operation. In addition as at December 31, 2008 the assets and liabilities of Millicom Sierra Leone Limited are disclosed under the captions "Assets held for sale" and "Liabilities directly associated with assets held for sale". Millicom operation in Sierra Leone was previously disclosed under the operating segment "Africa".

Assets held for sale

        On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. Completion of the transaction was subject to certain conditions, which were not satisfied before the year-end. As a result, Millicom's operation in Laos was classified as a disposal group held for sale as of December 31, 2009. As of that date, Millicom kept all assets and liabilities of its Laos operation at the carrying values as they were lower than the estimated fair value less cost to sell.

        In addition, in January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its sites. As the criteria stated by IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' are met as at December 31, 2009, assets and relevant liabilities (asset retirement obligations) that are part

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

of this sale and will not be leased back have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale. Net amount reclassified, which excludes the portion of these assets which will be leased back, amounted to $23 million as at December 31, 2009.

        The major classes of assets and liabilities classified as held for sale as at December 31, 2009 and 2008 are as follows:

	2009	2008
	US$ '000	US$ '000
Assets
Property, plant and equipment, net	70,030	17,977
Trade receivables, net	3,490	553
Inventories	312	357
Other assets	2,979	1,155
Cash and cash equivalents	1,465	521
Assets held for sale	78,276	20,563
Liabilities
Non-current debt and other financing	8,244	41
Other non-current liabilities	7,982	691
Current debt and other financing	5,124	57
Trade payables	14,317	3,023
Other current liabilities	7,915	3,286
Liabilities directly associated with assets held for sale	43,582	7,098
Net assets directly associated with the disposal group	34,694	13,465

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

7. SUBSIDIARIES

        The Group has the following significant subsidiaries, which are consolidated:

Name of the company	Country	Holding December 31, 2009	Holding December 31, 2008
		% of ownership interest	% of ownership interest
Central America
Telemovil El Salvador S.A.	El Salvador	100.0	100.0
South America
Telefonica Celular de Bolivia S.A.	Bolivia	100.0	100.0
Telefonica Celular del Paraguay S.A.	Paraguay	100.0	100.0
Colombia Movil S.A. E.S.P.	Colombia	50.0 + 1 share	50.0 + 1 share
Africa
Millicom Ghana Company Limited	Ghana	100.0	100.0
Sentel GSM S.A.	Senegal	100.0	100.0
Millicom (S.L.) Limited (see note 5)	Sierra Leone	—	100.0
MIC Tanzania Limited	Tanzania	100.0	100.0
Oasis S.P.R.L.	Democratic Republic of Congo	100.0	100.0
Millicom Tchad S.A. (see note 4)	Chad	100.0	87.5
Millicom Rwanda Limited	Rwanda	87.5	87.5
Asia
Millicom Lao Co. Limited (see note 6)	Lao People's Democratic Republic	74.1	74.1
Tigo (Pvt) Limited (see note 5)	Sri Lanka	—	99.9
Amnet
Amnet Telecommunications Holding Limited (see note 4)	Bermuda	100.0	100.0
Unallocated
Millicom International Operations S.A.	Luxembourg	100.0	100.0
Millicom International Operations B.V.	Netherlands	100.0	100.0
MIC Latin America B.V.	Netherlands	100.0	100.0
Millicom Africa B.V.	Netherlands	100.0	100.0
Millicom Holding B.V.	Netherlands	100.0	100.0
Millicom Ireland Limited	Ireland	100.0	100.0

8. INTERESTS IN JOINT VENTURES

        The Group has the following significant joint venture companies, which are proportionally consolidated:

Name of the company	Country	Holding December 31, 2009	Holding December 31, 2008
		% of ownership interest	% of ownership interest
Central America
Comunicaciones Celulares S.A.	Guatemala	55.0	55.0
Telefonica Celular S.A.	Honduras	66.7	66.7
Navega.com S.A. (see notes 4 and 17)	Guatemala	55.0	—
Metrored S.A. (see notes 4 and 17)	Honduras	60.7	—
Africa
Emtel Limited	Mauritius	50.0	50.0
Asia
Cam GSM Campany Limited	Cambodia	—	58.4

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

8. INTERESTS IN JOINT VENTURES (Continued)

        Millicom's joint ventures in Cambodia were sold on November 26, 2009 (see note 5).

        The share of assets and liabilities of the jointly controlled entities at December 31, 2009 and 2008, which are included in the consolidated financial statements, are as follows:

	2009	2008
	US$ '000	US$ '000
Current assets	177,878	194,994
Non-current assets	644,553	644,550
Total assets	822,431	839,544
Current liabilities	250,552	282,492
Non-current liabilities	166,698	112,116
Total liabilities	417,250	394,608

        The share of revenues and operating expenses of the jointly controlled entities for the years ended December 31, 2009, 2008 and 2007, which are included in the consolidated income statements from continuing operations, are as follows:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Revenues	947,600	968,317	776,652
Total operating expenses	(503,298)	(488,632)	(385,467)
Operating profit	444,302	479,685	391,185

(i)
Comparative information reclassified as a result of the classification of Millicom's operations in Cambodia as discontinued operations.

9. SEGMENT INFORMATION

        Management has determined the operating and reportable segments based on the reports that are used to make strategic and operational decisions.

        Management considers the Group from both a business and geographic perspective. The Group operates in the mobile telephony business as well as in the cable business (including broadband, television and fixed telephony). The Group's risks and rates of return for its mobile operations are affected predominantly by the fact that it operates in different geographical regions. The mobile operating businesses are organized and managed according to these selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

9. SEGMENT INFORMATION (Continued)

        The Group has mobile businesses in three regions: Central America, South America and Africa. Its Cable business, which includes Amnet and Navega, operates in Central America. Millicom's operation in Sierra Leone and the Asia region have been classified as discontinued operations (see note 6). Millicom's operations in Sri Lanka, Sierra Leone and Cambodia have been sold in 2009 (see note 5).

        The following tables present revenues, operating profit/(loss) and other segment information for the years ended December 31, 2009, 2008 and 2007:

December 31, 2009	Central America	South America	Africa	Cable	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,314,760	1,075,914	782,150	199,903	—	3,372,727	218,874	—	3,591,601
Operating profit (loss)	584,341	227,904	84,582	31,295	(77,099)	851,023	314,696	—	1,165,719
Add back:
Depreciation and amortization	145,741	208,469	196,832	59,311	1,082	611,435	34,842	—	646,277
Loss (gain) of disposal and impairment	725	2,222	3,401	636	262	7,246	(277,665)	—	(270,419)
Share based compensation	—	—	—	—	10,175	10,175	—	—	10,175
Corporate costs	—	—	—	—	65,580	65,580	—	—	65,580
Adjusted operating profit (loss)(i)	730,807	438,595	284,815	91,242	—	1,545,459	71,873	—	1,617,332
Total Assets(ii)	1,256,219	1,370,202	1,586,488	876,112	732,667	5,821,688	411,939	(242,609)	5,991,018
Total Liabilities	645,879	1,141,956	1,594,662	612,078	470,781	4,465,356	242,625	(1,027,093)	3,680,888
Additions to:
Property, plant and equipment	102,295	143,556	395,352	49,297	246	691,376	79,072	—	770,448
Intangible assets	7,813	19,489	2,892	15,272	646	46,112	—	—	46,112
Capital expenditure	110,738	163,045	398,244	64,569	892	737,488	79,072	—	816,560

December 31, 2008	Central America	South America	Africa	Cable	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,376,848	1,019,332	711,364	43,015	—	3,150,559	270,738	—	3,421,297
Operating profit (loss)	642,851	149,848	95,935	6,537	(76,949)	818,222	27,393	—	845,615
Add back:
Depreciation and amortization	112,296	198,861	140,094	11,518	951	463,720	57,257	—	520,977
Loss (gain) of disposal and impairment	3,865	2,816	1,551	(7)	941	9,166	11,049	—	20,215
Share based compensation	—	—	—	—	13,619	13,619	—	—	13,619
Corporate costs	—	—	—	—	61,438	61,438	—	—	61,438
Adjusted operating profit (loss)(i)	759,012	351,525	237,580	18,048	—	1,366,165	95,699	—	1,461,864
Total Assets(ii)	1,242,421	1,260,230	1,484,841	738,554	389,669	5,115,715	409,114	(304,021)	5,220,808
Total Liabilities	556,799	1,071,739	1,396,189	174,959	927,215	4,126,901	369,790	(927,960)	3,568,731
Additions to:
Property, plant and equipment	283,255	351,134	510,836	11,164	1,298	1,157,687	163,629	—	1,321,316
Intangible assets	10,756	18,033	90,244	384	135	119,552	1,823	—	121,375
Capital expenditure	294,011	369,167	601,080	11,548	1,433	1,277,239	165,452	—	1,442,691

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

9. SEGMENT INFORMATION (Continued)

December 31, 2007	Central America	South America	Africa	Cable	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,149,368	809,881	469,833	—	—	2,429,082	207,662	—	2,636,744
Operating profit (loss)	526,369	106,591	66,716	—	(69,014)	630,662	291,562	—	922,224
Add back:
Depreciation and amortization	80,695	144,704	87,935	—	239	313,573	41,367	—	354,940
Loss (gain) of disposal and impairment	1,083	1,937	173	—	(44)	3,149	(257,680)	—	(254,531)
Reduction of goodwill	—	23,358	—	—	—	23,358	—	—	23,358
Share based compensation	—	—	—	—	19,228	19,228	—	—	19,228
Corporate costs	—	—	—	—	49,591	49,591	—	—	49,591
Adjusted operating profit (loss)(i)	608,147	276,590	154,824	—	—	1,039,561	75,249	—	1,114,810
Total Assets	1,086,366	1,143,305	1,046,669	—	1,087,774	4,364,114	299,976	(250,264)	4,413,826
Total Liabilities	521,285	859,455	947,234	—	875,084	3,203,058	227,936	(385,504)	3,045,490
Additions to:
Property, plant and equipment	282,312	319,861	333,976	—	926	937,075	99,085	—	1,036,160
Intangible assets	9,366	5,216	3,323	—	943	18,848	594	—	19,442
Capital expenditure	291,678	325,077	337,299	—	1,869	955,923	99,679	—	1,055,602

(i)
Adjusted operating profit is the measure used by the management to monitor the segmental performance and for the capital management also (see note 33).

(ii)
Segment assets include goodwill and other intangibles and tangibles emerged from the acquisition of Navega and Amnet.

        Revenues from continuing operations for the years ended December 31, 2009, 2008 and 2007 analyzed by country are as follows:

	2009	2008	2007
	US$ '000	US$ '000	US$ '000
Guatemala	517,555	515,531	426,207
El Salvador	493,298	461,878	401,023
Honduras	436,435	426,689	322,138
Colombia	444,899	448,374	447,557
Paraguay	387,964	392,626	255,403
Other	1,092,576	905,461	576,754
Total	3,372,727	3,150,559	2,429,082

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

9. SEGMENT INFORMATION (Continued)

        Non-current assets as at December 31, 2009 and 2008 analyzed by country are as follows:

	2009	2008
	US$ '000	US$ '000
Guatemala	308,580	215,284
El Salvador	441,521	487,197
Honduras	329,791	287,345
Colombia	585,184	593,912
Paraguay	231,917	239,692
Other(i)	1,858,485	1,954,144
Total	3,755,478	3,777,574

(i)
Includes Amnet goodwill of $340 million (December 31, 2008: $340 million), which has been allocated to the Amnet business as a whole.

10. ANALYSIS OF OPERATING PROFIT

        The Group's operating income and expenses from continuing operations analyzed by nature of expense is as follows:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Revenues	3,372,727	3,150,559	2,429,082
Cost of rendering telecommunication services	(716,269)	(737,407)	(615,645)
Depreciation and amortization (notes 9, 15 and 16)	(611,435)	(463,720)	(313,573)
Dealer commissions	(300,487)	(286,007)	(203,776)
Employee related costs (note 11)	(249,757)	(210,545)	(169,024)
Sites and network maintenance	(151,816)	(123,176)	(83,855)
Advertising and promotion	(122,986)	(132,351)	(103,669)
Phone subsidies	(108,714)	(143,634)	(112,111)
External services	(81,537)	(74,080)	(66,257)
Operating lease expense (note 31)	(72,749)	(59,486)	(42,174)
Billing and payments	(21,005)	(16,853)	(12,638)
Reduction of goodwill (notes 9 and 15)	—	—	(23,358)
Loss on disposal and impairment of assets, net (note 9 and 16)	(7,246)	(9,166)	(3,149)
Other expenses	(77,703)	(75,912)	(49,191)
Operating profit	851,023	818,222	630,662

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka, and reclassified to improve the presentation of the operating profit.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

10. ANALYSIS OF OPERATING PROFIT (Continued)

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	US$ '000	US$ '000	US$ '000
Audit Fees	4,179	4,276	3,801
Audit Related Fees	115	15	14
Tax Fees	61	52	54
All Other Fees	71	5	12
Total	4,426	4,348	3,881

        Audit related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and the issuance of certifications of loan covenant compliance required by Millicom's debt agreements. Tax services consist principally of tax planning services and tax compliance services. Other services are services not included in the other categories.

11. EMPLOYEE RELATED COSTS

        Employee related costs are comprised of the following:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Wages and salaries	(183,220)	(141,931)	(108,759)
Social security	(20,105)	(17,863)	(12,891)
Share based compensation (see note 24)	(10,175)	(13,619)	(19,228)
Other employee related costs(ii)	(36,257)	(37,132)	(28,146)
Total	(249,757)	(210,545)	(169,024)

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

(ii)
Includes pension costs and other benefits.

        The average number of permanent employees during the years ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008(i)	2007(i)
Continuing operations	5,937	4,861	3,583
Discontinued operations	1,852	1,812	1,185
Total average number of permanent employees	7,789	6,673	4,768

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

12. OTHER NON-OPERATING INCOME (EXPENSES), NET

        The Group's other non-operating (expenses) income, net is comprised of the following:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Loss on repurchase of the 10% Senior Notes (see note 26)	—	—	(4,961)
Other exchange (losses) gains, net	(32,181)	(52,265)	14,945
Other non operating (expenses) income, net	(32,181)	(52,265)	9,984

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

13. TAXES

        Group taxes are mainly comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2009, 2008 or 2007.

        The effective tax rate on continuing operations is approximately 27% (2008: 40%, 2007: 16%). Currently Millicom operations are in jurisdictions with income tax rates of 10% to 40% (2008 and 2007: 10% to 40%).

        The reconciliation between the weighted average statutory tax rate and the effective average tax rate is as follows:

	2009	2008(i)	2007(i)
	%	%	%
Weighted average statutory tax rate(ii)	23	22	23
Derecognition (recognition) of previously unrecorded tax losses	—	10	(11)
Unrecognized current year tax losses(iii)	9	10	10
Non taxable income and non deductible expenses, net	(1)	(1)	(2)
Taxes based on revenue	(8)	(8)	(10)
Income taxes at other than statutory tax rates	3	4	2
Withholding taxes on transfers between operating and non operating entities	3	3	4
Non taxable gain arising from revaluation of previously held interests	(2)	—	—
Effective tax rate(iv)	27	40	16

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

(ii)
The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit or loss before tax, by the aggregate profit before tax.

(iii)
Unrecognized current year tax losses mainly consist of tax losses at the Company level and tax losses recorded in the Group's operations in the Democratic Republic of Congo and Colombia (2008: Colombia and the Democratic Republic of Congo; 2007: Democratic Republic of Congo).

(iv)
The variation in the effective tax rate is mainly due to the recognition of deferred tax assets for tax loss carry forwards in Colombia in 2007 and its impairment in 2008 (see below).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

13. TAXES (Continued)

        In October 2006, the Group acquired Colombia Móvil. At the time of acquisition, Colombia Móvil had tax loss carry forwards. When completing the purchase price allocation, Millicom assessed that it was not probable that these tax loss carry-forwards would be used. Thus no deferred tax asset was recognized on acquisition. Given the 2007 actual results of Colombia Móvil and its forecasted performance, Colombia Móvil was expected to be profitable in a foreseeable future. Accordingly, an amount of $86 million was recorded in deferred tax assets corresponding to $39 million related to tax losses after the acquisition and $47 million related to tax losses prior to the acquisition. Management estimated that these tax losses were to be used against future taxable profit. As part of these losses existed at the time of acquisition some of the goodwill recorded at acquisition was reversed resulting in an expense of $23 million in 2007 recorded under the caption "other operating expenses".

        As the business conditions have been negatively impacted by the change in the interconnect rates, Colombia performance deteriorated since the first recognition of deferred tax assets. Therefore, it was no longer considered probable that Millicom could utilize these fiscal loss carryforwards in the near future. Therefore the previously recognized deferred tax asset was impaired through the income statement.

        The charge for income taxes from continuing operations is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Current income tax charge	(201,230)	(192,427)	(169,325)
Net deferred income tax benefit (expense)	13,232	(76,386)	85,615
Charge for taxes	(187,998)	(268,813)	(83,710)

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

13. TAXES (Continued)

        The tax effects of significant items comprising the Group's net deferred income tax asset and liability as of December 31, 2009 and 2008 are as follows:

	Consolidated balance sheets		Consolidated income statements
	2009	2008	2009	2008(i)
	US$ '000	US$ '000	US$ '000	US$ '000
Loss carryforwards	5,877	7,822	(1,945)	(77,990)
Provision for doubtful debtors	3,604	3,402	408	1,277
Temporary differences between book and tax basis of intangible assets and property, plant and equipment	(36,631)	(45,271)	(2,411)	(1,851)
Deferred tax liabilities recognized as part of the acquisition of Amnet (see note 4)	(32,042)	(41,527)	9,485	—
Deferred tax liabilities recognized as part of the acquisition of Navega (see note 4)	(2,962)	—	540	—
Temporary differences between book and tax basis of other assets and liabilities	15,592	8,732	7,155	2,178
Deferred tax benefit (expense)			13,232	(76,386)
Deferred tax liabilities, net	(46,562)	(66,842)
Reflected in the balance sheets as follows:
Deferred tax assets	19,930	14,221
Deferred tax liabilities	(66,492)	(81,063)

(i)
Figures for 2008 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

        Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        No deferred tax liability was recognized in respect of $1,955 million (2008: $2,022 million) of unremitted earnings of subsidiaries and joint ventures, because the Group was in a position to control the timing of the reversal of the temporary differences and it was unlikely that such differences would reverse in a foreseeable future. Furthermore, it was not practicable to estimate the amount of unrecognized deferred tax liabilities in respect of these unremitted earnings.

        Unrecognized net operating losses and other tax loss carryforwards relating to continuing operations amounted to $885 million as at December 31, 2009 (2008: $610 million, 2007: $120 million) with expiry periods of between 1 and 6 years except for $326 million where the losses do not expire. In addition the Company has unrecognized net operating losses of $1,971 million (2008: $1,823 million) which do not expire.

14. EARNINGS PER SHARE

        Basic earnings per share amounts are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

14. EARNINGS PER SHARE (Continued)

        Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to equity holders of the Company (after deducting interest on the convertible notes if the conversion of these notes would be dilutive) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of dilutive potential shares.

        The following reflects the net profit and share data used in the basic and diluted earnings per share computations:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Basic
Net profit attributable to equity holders from continuing operations	551,390	516,316	422,763
Net profit attributable to equity holders from discontinued operations	298,858	1,200	274,379
Net profit attributable to equity holders used to determine the basic earnings per share	850,788	517,516	697,142
Diluted
Net profit attributable to equity holders from continuing operations	551,390	516,316	422,763
Interest expense on convertible debt (note 26)	—	760	16,640
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share	551,390	517,076	439,403
Net profit attributable to equity holders from discontinued operations	298,858	1,200	274,379
Net profit attributable to equity holders used to determine the diluted earnings per share	850,788	518,276	713,782

	2009	2008	2007
	'000	'000	'000
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	108,527	107,869	101,088
Effect of dilution:
Potential incremental shares as a result of share options	223	434	1,250
Assumed conversion of convertible debt	—	343	5,709
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	108,750	108,646	108,047

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

        To calculate earnings per share amounts for the discontinued operations, the weighted average number of shares for both basic and diluted amounts is as per the table above.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

15. INTANGIBLE ASSETS

        The movements in intangible assets in 2009 were as follows:

	Goodwill	Licenses	Other(iii)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	507,295	223,678	259,377	990,350
Change in the composition of the Group (see note 4)(i)	38,203	7,566	51,442	97,211
Transfer to assets held for sale (see note 6)	(298)	(8,453)	(73)	(8,824)
Additions (see note 9)	—	18,382	27,730	46,112
Amortization charge(ii)	—	(30,142)	(57,798)	(87,940)
Transfers	—	7,603	(7,603)	—
Other movements	—	(107)	452	345
Exchange rate movements	2,786	(17)	4,814	7,583
Closing balance, net	547,986	218,510	278,341	1,044,837
As at December 31, 2009
Cost or valuation	547,986	338,008	413,617	1,299,611
Accumulated amortization	—	(119,498)	(135,276)	(254,774)
Net	547,986	218,510	278,341	1,044,837

(i)
The change in the composition of the Group corresponded to the acquisition of Navega and other minor investments.

(ii)
The amortization charge for Licenses and Other is recorded under the caption "General and administrative expenses".

(iii)
The caption "Other" includes mainly those intangible assets identified in business combination (i.e. customers' lists and trademarks).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

15. INTANGIBLE ASSETS (Continued)

        The movements in intangible assets in 2008 were as follows:

	Goodwill	Licenses	Other(v)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	183,857	154,854	128,791	467,502
Change in the composition of the Group (see note 4)(i)	339,982	252	162,131	502,365
Additions(iv)	—	107,377	13,998	121,375
Amortization charge(ii)	—	(34,158)	(32,033)	(66,191)
Impairment(iii)	(2,892)	—	—	(2,892)
Other movements	—	5,011	(5,819)	(808)
Exchange rate movements	(13,652)	(9,658)	(7,691)	(31,001)
Closing balance, net	507,295	223,678	259,377	990,350
As at December 31, 2008
Cost or valuation	507,295	309,480	328,865	1,145,640
Accumulated amortization	—	(85,802)	(69,488)	(155,290)
Net	507,295	223,678	259,377	990,350

(i)
The change in the composition of the Group corresponded to the acquisition of Navega and other minor investments.

(ii)
The amortization charge for Licenses and Other is recorded under the caption "General and administrative expenses".

(iii)
Millicom operation in Sierra Leone (see note 6).

(iv)
Acquisitions of License refer for $67 million to the license for the Millicom operation in Rwanda (see note 1).

(v)
The caption "Other" includes mainly those intangible assets identified in business combination (i.e. customers' lists and trademarks).

        The following table provides details of cash used for additions to intangible assets:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Additions	46,112	121,375	19,442
Additions from Discontinued Operations	—	(1,823)	(594)
Subtotal	46,112	119,552	18,848
License installments	—	323	6,626
License acquisition costs, paid in shares in Millicom Rwanda Limited	—	(7,159)	—
Other	(108)	—	—
Cash used from continuing operations for additions from intangible assets	46,004	112,716	25,474

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

15. INTANGIBLE ASSETS (Continued)

Impairment test of goodwill

        For the year ended December 31, 2009, management tested at year-end all goodwill for impairment. The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated.

        The recoverable amount of a cash-generating unit ("CGU") or group of CGUs is determined based on discounted cash flow calculation. The cash flow projections used (adjusted operating profit margins, income tax, working capital, capital expenditure and license renewal cost) are extracted from financial budgets approved by the management and the Board covering a period of 3 years. The planning horizon reflects industry practice in the countries where the Group operates. Cash flows beyond this period are extrapolated using a perpetual growth rate of 1% (2008: 1.5%). Apart from Millicom's operation in Sierra Leone (see note 6), no impairment losses were recorded on goodwill for the years ended December 31, 2009 and 2008.

        The recoverable amounts have been determined for the cash generating units based on the following discount rates for the years ended December 31, 2009 and 2008:

Discount rate after tax
	2009	2008
Central America, including Amnet and Navega	10.7%–15.7%	9.6%–12.8%
South America	10.6%–16.3%	10.2%–16.5%
Africa	9.7%–14.8%	10.7%–15.4%

        As part of the impairment tests, a sensitivity analysis was carried out on the key assumptions. It was noted sufficient headroom to conclude that it was unlikely that realistic changes to the assumptions would have resulted in an impairment.

        The allocation of goodwill to cash generating units, net of exchange rate movements, is shown below:

	2009	2008
	US$ '000	US$ '000
Millicom's operations in:
Amnet Group (see note 4)	339,982	339,982
Colombia	49,103	44,595
El Salvador	42,053	42,053
Navega (see note 4)	38,203	—
Senegal	37,706	36,541
Tanzania	13,985	14,219
Ghana	12,695	14,281
Other	14,259	15,624
Total goodwill	547,986	507,295

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

16. PROPERTY, PLANT AND EQUIPMENT

        The movements in tangible assets in 2009 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	2,294,605	63,805	310,475	118,339	2,787,224
Change in the composition of the Group (note 4)(iii)	31,132	5	10,087	11,600	52,824
Additions	21,002	1,009	654,325	15,040	691,376
Impairments and net disposals	(497)	(331)	(9,021)	(1,105)	(10,954)
Depreciation charge(ii)	(479,825)	(4,959)	—	(38,711)	(523,495)
Asset retirement obligations	24,209	—	—	—	24,209
Transfers	720,003	22,190	(774,430)	32,237	—
Transfer to assets held for sale (see note 6)	(277,218)	(1,547)	(36,110)	(12,912)	(327,787)
Exchange rate movements	19,543	1,043	(3,092)	(250)	17,244
Closing Balance	2,352,954	81,215	152,234	124,238	2,710,641
As at December 31, 2009
Cost or valuation	3,601,325	100,211	152,234	254,971	4,108,741
Accumulated depreciation	(1,248,371)	(18,996)	—	(130,733)	(1,398,100)
Net	2,352,954	81,215	152,234	124,238	2,710,641

(i)
The caption "Other" mainly includes office equipment and motor vehicles.

(ii)
The depreciation charge for network equipment is recorded under the caption "Cost of sales" and the depreciation charge for Land and Buildings and Other is recorded under the caption "General and administrative expenses".

(iii)
The change in the composition of the Group corresponded to the acquisition of Navega and other minor investments.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

16. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The movements in 2008 were as follows:

	Network equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	1,557,003	51,979	381,984	75,156	2,066,122
Change in the composition of the Group (note 4)(iv)	55,040	2,751	8,167	5,239	71,197
Additions	52,071	1,536	1,204,621	63,088	1,321,316
Disposals, net	(25,486)	(646)	(1,153)	(1,190)	(28,475)
Impairments(ii)	(8,544)	—	—	—	(8,544)
Depreciation charge(iii)	(418,221)	(4,804)	—	(31,761)	(454,786)
Asset retirement obligations	12,505	—	—	—	12,505
Transfers	1,204,341	15,490	(1,235,501)	15,670	—
Transfer to assets held for sale	(14,747)	(132)	(636)	(2,462)	(17,977)
Exchange rate movements	(119,357)	(2,369)	(47,007)	(5,401)	(174,134)
Closing Balance	2,294,605	63,805	310,475	118,339	2,787,224
As at December 31, 2008
Cost or valuation	3,443,381	78,602	310,475	222,662	4,055,120
Accumulated depreciation	(1,148,776)	(14,797)	—	(104,323)	(1,267,896)
Net	2,294,605	63,805	310,475	118,339	2,787,224

(i)
The caption "Other" mainly includes office equipment and motor vehicles.

(ii)
For the year ended December 31, 2008, Millicom recorded an impairment charge of $9 million, mainly related to its operation in Sierra Leone (see note 6).

(iii)
The depreciation charge for network equipment is recorded under the caption "Cost of sales" and the depreciation charge for Land and Buildings and Other is recorded under the caption "General and administrative expenses".

(iv)
The change in the composition of the Group corresponds to the acquisition of Amnet.

        The amount of borrowing costs capitalized for the year ended December 31, 2009 was $4 million (2008: $9 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

16. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The following table provides details of cash used for the purchase of property, plant and equipment:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Additions	770,448	1,321,316	1,036,160
Additions from discontinued Operations	(79,072)	(163,629)	(99,085)
Subtotal	691,376	1,157,687	937,075
Suppliers advances	(77,539)	72,881	15,844
Change in capex payable	162,421	(19,013)	(157,179)
Vendor financing and finance leases (see note 30)	(45,399)	(42,069)	(23,041)
Capitalized interests	(4,294)	(8,398)	(4,545)
Cash used from continuing operations for purchase of property, plant and equipment	726,565	1,161,088	768,154

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

17. INVESTMENTS IN ASSOCIATES

        As at December 31, 2008 Millicom's associates, amounting to $ 21 million, were Navega, which was 45% held through Millicom's joint venture in Guatemala, and Metrored S.A. ("Metrored"), which is a subsidiary of Navega. On March 13, 2009, Millicom's joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega (see note 4) and, as a result, both Navega and Metrored were reclassified from associates to joint ventures (see note 8).

18. NON-CURRENT PLEDGED DEPOSITS

        As at December 31, 2009, non-current pledged deposits amounted to $53 million (2008: $6 million) and mainly related to a borrowing in Millicom's operation in Chad (see note 26).

19. TRADE RECEIVABLES

	2009	2008
	US$ '000	US$ '000
Gross trade receivables	262,884	290,580
Less: provisions for impairment of receivables	(38,176)	(33,125)
Trade receivables, net	224,708	257,455

        The nominal value less impairment of trade receivables is assumed to approximate their fair values (see note 34).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

19. TRADE RECEIVABLES (Continued)

        As at December 31, 2009 and 2008, the ageing analysis of trade receivables is as follows:

	Neither past due nor	Past due but not impaired			Total
	impaired	<30 days	30–90 days	>90 days	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
2009
Telecom operators	64,043	34,690	40,850	789	140,372
Own customers	29,088	11,990	6,823	1,141	49,042
Others	25,642	4,775	4,877	—	35,294
Total	118,773	51,455	52,550	1,930	224,708
2008
Telecom operators	68,052	27,498	91,572	1,873	188,995
Own customers	28,155	9,286	2,789	—	40,230
Others	19,902	5,210	2,990	128	28,230
Total	116,109	41,994	97,351	2,001	257,455

20. OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2009	2008
	US$ '000	US$ '000
VAT tax sales receivables	15,152	30,083
Pledged deposits	9,396	11,031
Escrow accounts (see note 27)	18,039	23,911
Other	15,572	22,834
Total other current assets	58,159	87,859

21. TIME DEPOSIT

        As at December 31, 2009, time deposit amounted to $50 million (2008: nil). Maturity date of the deposit will be April 22, 2010 and relevant yearly interest rate is 0.65%.

22. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2009	2008
	US$ '000	US$ '000
Cash and cash equivalents in U.S. dollars	1,247,345	439,515
Cash and cash equivalents in other currencies	263,817	234,680
Total cash and cash equivalents	1,511,162	674,195

        Our cash is diversified among leading international and domestic banks within the countries where we operate.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

23. SHARE CAPITAL

Share capital and share premium

        The authorized share capital of the Company totals 133,333,200 registered shares (2008: 133,333,200). As at December 31, 2009, the total subscribed and fully paid-in share capital and premium was $661 million (2008: $643 million) consisting of 108,648,325 (2008: 108,297,507) registered common shares at a par value of $1.50 (2008: $1.50) each.

        In 2009, the Company issued a total of 350,818 new shares (2008: 5,869,247 new shares), resulting from:

  •
  139,224 new shares (2008: 169,056 new shares) following the exercise of share options;

  •
  210,673 new restricted shares to employees and directors (2008: 77,720); and

  •
  921 new unrestricted shares to employees and directors (2008: nil).

        5,622,471 new shares following the conversion of the 4% Convertible Notes were issued in 2008.

24. SHARE BASED COMPENSATION

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

        The following table summarizes information about share options outstanding at December 31, 2009. The market price of the Company's shares as at December 31, 2009 was $73.77 (2008: $44.91).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2009	Weighted average exercise price	Number exercisable at December 31, 2009
20.56	20.56	150,485	20.56	64,643
25.05–29.75	27.02	79,307	27.02	79,307
31.88–35.91	34.06	99,996	34.06	99,996
20.56–35.91	26.21	329,788	28.20	243,946

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

24. SHARE BASED COMPENSATION (Continued)

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2009	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	173,328	25.05–35.91	Exercisable immediately. Options have an indefinite life.
May 2005	35,000	20.56	Exercisable immediately. Options have a twenty year life.
May 2004	5,975	25.05	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
May 2005	82,151	20.56	Exercisable over a five year period in equal installments. Options expire after six years from date of grant.
July 2005 and May 2006	33,334	20.56	Exercisable over a three-year period in equal installments from the start of the fourth year. Options expire after six years from date of grant.

        The following table summarizes the Company's share options as of December 31, 2009, 2008 and 2007, and changes during the years then ended:

	2009		2008		2007
	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options
Outstanding at beginning of year	24.23	494,120	22.60	708,003	21.04	2,380,305
Expired/forfeited	18.73	(25,108)	19.02	(44,827)	20.83	(46,430)
Exercised	20.53	(139,224)	18.79	(169,056)	20.37	(1,625,872)
Outstanding at end of year	26.21	329,788	24.23	494,120	22.60	708,003
Exercisable at end of year	28.20	243,946	27.73	252,624	24.59	358,574

        The range of fair value of options granted determined using option pricing models was $6.30 to $8.31 for 2006. The significant inputs into the model were share price of $19.21 for 2006 at the grant date, exercise price as disclosed above, expected exercise date based on previous exercise behavior for employees and for directors between 1 and 20 years, option contractual term as previously disclosed, annual risk-free interest rate of 3.74% for 2006 and expected share price volatility of 46.5% for 2006 based on statistical analysis of daily share prices over the last 2 years amended for the change in the debt levels of the Company over the same period of time. No new options were granted since 2006.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

24. SHARE BASED COMPENSATION (Continued)

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

Restricted share grants

        Starting on May 30, 2006, the grant of options was replaced by the grant of restricted shares whereby these shares cannot be sold or transferred for 12 months. Grants to directors in 2009 were as follows:

	Number of shares	Share price at date of grant	2009 Expense
			(US$ '000)
Directors	6,552	56.17	368
Total	6,552		368

        Grants to directors in 2008 were as follows:

	Number of shares	Share price at date of grant	2008 Expense
			(US$ '000)
Directors	6,373	114.07	727
Total	6,373		727

        Compensation expense for the total number of shares awarded in 2009 and 2008 to directors was measured on the grant dates, the date of the Annual General Meeting of Shareholders on May 26, 2009 and on May 27, 2008, using Millicom's closing share price as quoted on the NASDAQ National Market on that dates.

Long-term incentive plans

        In May 2006 at the Annual General Meeting a long term incentive plan ("2006 LTIP") was approved. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

        The shares awarded under the 2006 LTIP vest over a three year period, subject to specified market and performance conditions related to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        For the 2006 LTIP, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

24. SHARE BASED COMPENSATION (Continued)

there were an additional 32% of shares that vested, because performance targets relating to Millicom's share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were exceeded. In January 2009, 202,811 shares were issued as third and final tranche of the 2006 LTIP.

        The total charge for the above plan was $22 million which was recorded over the service period.

        Long term incentive awards for 2007 ("2007 LTIP") and 2008 ("2008 LTIP") were approved by the Board on March 15 and on December 4, 2007. These plans consist of two elements: a performance share plan and a matching share award plan.

        The shares awarded under the performance share plan will vest at the end of a three year period, subject to a performance condition related to Millicom's "earnings per share". The achievement of a certain level of this condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

        The matching share award plan requires employees to invest in shares of the Company in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan. A fair value per share has been determined and applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

        The total charge for the 2007 and 2008 LTIP, both for the performance shares and for the matching share awards, amounted and was estimated as at December 31, 2009 respectively at $15 and $7 million, both to be recorded over the service periods.

        Following the sale of our operation in Sri Lanka, 1,310 shares were issued on October 16, 2009 under the 2007 performance share plan.

        Long term incentive awards for 2009 ("2009 LTIP") were approved by Millicom's Board of Directors on June 16, 2009. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

        The deferred share awards, that will vest 16.5% on January 1, 2010 and 2011 and 67% on January 1, 2012, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the "total shareholder return" ("TSR") of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and will be expensed over the vesting period.

        The total charge for the above plans, both for the deferred share awards plan and the performance shares plan, was estimated as of December 31, 2009 at $12 million, to be recorded over the service periods.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

24. SHARE BASED COMPENSATION (Continued)

        Following the sale of our operation in Sri Lanka, 921 unrestricted shares were issued on October 16, 2009 under the 2009 deferred share awards plan.

        The number of share awards expected to vest under the long term incentive plans is as follows:

	Performance shares 2009	Deferred share awards 2009	Matching share award plan 2008	Performance shares 2008	Matching share award plan 2007	Performance shares 2007
Maximum share awards	124,254	172,352	168,396	223,829	187,470	253,489
Revision for expected forfeitures	(15,133)	(20,288)	(81,106)	(66,511)	(116,742)	(97,666)
Revision for expectations in respect of performance conditions	—	—	—	(157,318)	—	—
Shares issued	—	(921)	—	—	—	(1,310)
Share awards expected to vest	109,121	151,143	87,290	—	70,728	154,513

Bonus shares

        No bonus shares were issued in 2009. A charge of $1 million was recorded in 2008 as bonus shares.

Total share based compensation expense

        Total share-based compensation for years ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	US$ '000	US$ '000	US$ '000
Share options	(46)	364	627
Restricted share grants	368	727	755
2006 LTIP	(530)	4,087	10,971
2007 LTIP	5,142	2,979	6,875
2008 LTIP	167	4,237	—
2009 LTIP	5,074	—	—
Bonus shares	—	1,225	—
Total share-based compensation expense	10,175	13,619	19,228

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

25. OTHER RESERVES

	Legal reserve	Equity settled transaction reserve	Equity component convertible notes	Currency translation reserve	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
As at January 1, 2007	13,577	13,848	39,109	(63,568)	2,966
Transfer from retained profits	1,526	—	—	—	1,526
Shares issued via the exercise of share options	—	(3,838)	—	—	(3,838)
Share based compensation	—	18,473	—	—	18,473
Issuance of shares—2006 LTIP	—	(4,523)	—	—	(4,523)
Conversion of part of the 4% Convertible Notes	—	—	(196)	—	(196)
Currency translation movement	—	—	—	31,149	31,149
As at December 31, 2007	15,103	23,960	38,913	(32,419)	45,557
Transfer from retained profits	262	—	—	—	262
Shares issued via the exercise of share options	—	(937)	—	—	(937)
Share based compensation	—	11,666	—	—	11,666
Issuance of shares—2006 LTIP	—	(3,963)	—	—	(3,963)
Conversion of part of the 4% Convertible Notes	—	—	(38,913)	—	(38,913)
Currency translation movement	—	—	—	(60,846)	(60,846)
As at December 31, 2008	15,365	30,726	—	(93,265)	(47,174)
Transfer from retained profits	880	—	—	—	880
Shares issued via the exercise of share options	—	(888)	—	—	(888)
Share based compensation	—	9,807	—	—	9,807
Issuance of shares—2006, 2007 and 2009 LTIPs	—	(13,891)	—	—	(13,891)
Currency translation movement	—	—	—	(13,664)	(13,664)
As at December 31, 2009	16,245	25,754	—	(106,929)	(64,930)

Legal reserve

        On an annual basis, if the Company reports a net profit for the year on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution.

        At the Company's Annual General Meeting in May 2009, the shareholders voted to transfer $1 million from retained profits to the legal reserve.

Equity settled transaction reserve

        The cost of share options and LTIPs is recognized as an increase in the Equity settled transaction reserve over the period in which the performance and/or service conditions are rendered. If the options are subsequently exercised then the cost attributed to these options is transferred from the Equity settled transaction reserve to the share premium. The reserve will be transferred to the share capital and share premium account when the shares under the different LTIPs vest.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

25. OTHER RESERVES (Continued)

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

Currency translation reserve

        For the purposes of consolidating joint ventures, associates and subsidiaries with functional currencies other than U.S. dollars, their balance sheets are translated to U.S. dollars using the closing exchange rate. Income statements accounts are translated to U.S. dollars at the average exchange rates during the year. The currency translation reserve includes foreign exchange gains and losses arising from the translation of financial statements.

26. BORROWINGS

        Borrowings comprised the following:

	2009	2008
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	454,477	453,471
Other debt and financing	1,892,410	1,704,555
Total borrowings	2,346,887	2,158,026

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

        Borrowings due after more than one year:

	2009	2008
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	454,477	453,471
Other debt and financing:
Bank financing	1,487,863	1,111,989
Non-controlling shareholders	274,066	229,624
Vendor financing	25,889	28,667
Finance leases	4,146	6,479
Total non-current other debt and financing	2,246,441	1,830,230
Less: portion payable within one year	(333,541)	(168,748)
Total other debt and financing due after more than one year	1,912,900	1,661,482

        Borrowings due within one year:

	2009	2008
	US$ '000	US$ '000
Other debt and financing:
Bank financing	71,896	306,243
Vendor financing	28,376	21,484
Finance leases	174	69
Total current other debt and financing	100,446	327,796
Portion of non-current debt payable within one year	333,541	168,748
Total other debt and financing due within one year	433,987	496,544

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

        The following table provides details of net debt change for the years 2009, 2008 and 2007:

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Net debt at the beginning of the year	1,483,831	659,694	836,964
Cash items
Proceeds from issuance of debt and other financing	627,872	1,206,607	545,351
Repayment of debt and other financing	(506,588)	(664,294)	(315,955)
Net (increase) decrease in cash and cash equivalents	(836,967)	500,402	(517,905)
Purchase of time deposits	(50,061)	—	—
Purchase (disposal) of pledged deposits	(45,652)	4,027	35,848
Non-cash items
Vendor financing and finance leases (see note 30)	45,399	48,632	23,041
Interest accretion	20,908	30,532	8,419
10% Senior Notes adjustment	—	(28,545)	31,035
Conversion of the 4% Convertible Notes	—	(176,247)	—
Debt acquired in acquisition of subsidiaries	25,962	3,387	—
Other	(95,637)	(19,469)	(33,987)
Exchange movement on debt and other financing	53,868	(80,895)	46,883
Net debt at the end of the year	722,935	1,483,831	659,694

(i)
Figures for 2008 and 2007 have not been restated.

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

        If Millicom experiences a Change of Control Triggering Event, defined as a credit risk rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5 million which is recorded under the caption "Other non operating income (expenses), net".

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

        In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non-current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortized cost of the Notes due to the earlier settlement date. Millicom reviewed its position to early repay the Notes in September 2008 and the Board of Directors decided not to early redeem the Notes. This decision impacted the future expected cash flows and, as a result, the 5% premium accrued in 2007 was completely reversed and an interest income amounting to $29 million was recorded in 2008. In addition the 10% Notes were reclassified as non-current.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by operation is as follows:

	2009	2008
	US$ '000	US$ '000
Colombia(i)	508,904	456,356
Amnet(ii)	247,334	231,523
Tanzania(iii)	212,405	168,793
El Salvador(iv)	159,332	192,045
Ghana(v)	137,650	138,999
Guatemala(vi)	100,351	11,000
Honduras(vii)	100,339	90,817
Bolivia(viii)	99,075	103,111
Chad(ix)	94,157	45,777
DRC(x)	78,865	63,256
Senegal(xi)	63,469	58,309
Paraguay(xii)	59,931	64,147
Other	30,598	80,422
Total other debt and financing	1,892,410	1,704,555
Of which:
Due after more than 1 year	1,458,423	1,208,011
Due within 1 year	433,987	496,544

        Significant individual financing facilities are described below:

(i)    Colombia

        In March 2008, Colombia Movil S.A. E.S.P ("Colombia Movil"), Millicom's operation in Colombia, entered into a COP391 billion ($191 million as at December 31, 2009), 5 year facility with a club of Colombian banks. This facility bears interest at Deposits to Fixed Terms ("DTF") plus 4.5% and is 50% guaranteed by the Company. As at December 31, 2009 $191 million (2008: $173 million) was outstanding on this facility.

        In October 2006, the Company acquired a majority ownership 50% plus 1 share in Colombia Movil. At the time of the acquisition the Company had a COP169 billion ($83 million) Hermes guaranteed export credit facility with Citigroup maturing in January 2012. This facility was bearing interest at Indice de Precios al Consumidor ("IPC") plus 6.30% and was 100% guaranteed by the non-controlling shareholders. This facility was settled in 2009. As at December 31, 2008 $37 million was outstanding under this facility.

        Colombia Movil S.A. E.S.P. also had local currency loans from the non-controlling shareholders outstanding as at December 31, 2009 of $274 million (2008: $230 million). These loans bear interest at DTF plus 4.15% and mature between 2011 and 2013.

        In addition, as at December 31, 2009 Colombia Movil S.A. E.S.P. had $44 million (2008: $16 million) of other debt and financing, in US$ and local currency.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

(ii)    Amnet

        In October 2008 Millicom Cable N.V. signed a 1 year financing agreement with RBS and Standard Bank for $200 million to partly finance the acquisition of Amnet. The loan was bearing interest for the first six months at $ LIBOR plus 2.5%, for months seven to nine at $ LIBOR plus 2.875% and months ten to twelve at $ LIBOR plus 3.125%. The loan was increased by $30 million in December 2008 through a financing agreement with Nordea. The total loan, amounting to $230 million, was fully guaranteed by the Company. The facility was settled in 2009. $230 million was outstanding as at December 31, 2008.

        In September 2009, Millicom Cable N.V., a subsidiary of the Company, refinanced the above agreement with a 2 years, $250 million senior term loan facility fully guaranteed by the Company with Standard Bank, RBS, Nordea, DnB Nor, and Morgan Stanley. This loan agreement is allocated to the 3 main Amnet operating entities in Costa Rica, El Salvador, and Honduras. The loan is bearing interest for the first six months at $ LIBOR plus 4.5%, for months seven to twelve at $ LIBOR plus 4.75% and thereafter the margin increases by an incremental 25 basis points per quarter, up to 5.75% for the last quarter in 2011. $247 million was outstanding as at December 31, 2009.

        As at December 31, 2009 Amnet had no other debt and financing (2008: $2 million).

(iii)    Tanzania

        In December 2008, Millicom Tanzania Limited, Millicom's operation in Tanzania entered into facilities totaling $228 million comprising of a five year local currency syndicated tranche for TZS95 billion at the 180 days treasury Bill rate plus 3%, a seven year $116 million EKN guaranteed financing with 45% of the facility fixed at 4.1% and 55% of the facility at $ LIBOR plus 0.665% and a seven year $40 million tranche with Proparco at $ LIBOR plus 2.5%. All tranches are 100% guaranteed by the Company. As at December 31, 2009, the amount outstanding under these facilities was $200 million (2008: $152 million).

        In March 2007 Millicom Tanzania Limited entered into a new 5 year Citi-Opic facility, bearing interest at a rate of $ LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2009 amounted to $12 million (2008: $17 million).

        Millicom Tanzania Limited had no other debt and financing outstanding as at December 31, 2009 and 2008.

(iv)    El Salvador

        In September 2006, Telemovil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. As of December 31, 2009, $130 million of this facility was outstanding (2008: $180 million).

        In December 2008, Telemovil El Salvador S.A., entered into a $12 million 2 year loan with Banco Agrícola Comercial S.A. The loan bears interest at $ LIBOR plus 6%. As of December 31, 2009, $6 million of this facility was outstanding (2008: $12 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

        In December 2009, El Salvador entered into a 2 year loan with Scotiabank, bearing interest at $ LIBOR plus 5.0%. As at December 31, 2009, $23 million was outstanding.

        As at December 31, 2009 and 2008, there was no other debt or financing outstanding.

(v)    Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60 million local 5 year Facility. The loan bears interest at $ LIBOR plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at $ LIBOR plus 2.25% was arranged. As at December 31, 2009, $132 million (2008: $139 million) was outstanding under these facilities.

        In December 2009 the company entered into a 3.5 year $22 million Ericsson arranged financing with EKN and Nordea priced at $ LIBOR + 0.85% fully guaranteed by the Company. As at 31 December 31, 2009, $6 million outstanding under this facility.

(vi)    Guatemala

        In March 2009, Millicom's operation in Guatemala and its sister company Asesoria en Telecomunicaciones SA ("Asertel") entered into four facilities with 3 year maturities for a total of $122 million with Banco de Desarollo Rural S.A., Banco Industrial S.A., Banco G&T Continental S.A., and Blue Tower Ventures Inc. Millicom's share of these facilities amount to $67 million, out of which $50 million is guaranteed by the Company.

        Comcel also signed another 6 year facility with IFC for $100 million. As at December 31 2009, Millicom's share of the outstanding debt amounted to $19 million, bearing interest at $ LIBOR plus 4.50%.

        In addition as at December 31, 2009, Comcel had other short term financing of $14 million (2008: $11 million).

(vii)    Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with several local banks maturing between 2010 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2009 between 7.75% and 11% (2008: between 7.4% and 16%). As at December 31, 2009, Millicom's share of the outstanding debt under these facilities was $100 million (2008: $91 million).

(viii)    Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20 million was provided directly by the FMO. This tranche is repayable over 7 years and bears an interest at $ LIBOR rate plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard bank. This tranche is repayable over 5 years and bears

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

interest at $ LIBOR plus 2%. Both tranches are guaranteed by the Company. As of December 31, 2009, $35 million of this financing agreement was outstanding (2008: $40 million).

        In March 2008, Telecel Bolivia signed a 4 year and 9 months financing agreement for $30 million with the International Finance Corporation. The loan bears interest at $ LIBOR plus 2% and is fully guaranteed by the Company. As of December 31, 2009, $25 million of this financing agreement was outstanding (2008: $30 million).

        In addition to the above, Telecel Bolivia also had supplier financings with Huawei (at interest rates of $ LIBOR plus 2%) and FPLT totaling $26 million (2008: $32 million) and $13 million of other debt and financing outstanding as at December 31, 2009 (2008: $1 million).

(ix)    Chad

        In May and August 2007, Millicom's operation in Chad signed respectively a $31 million 5 year Facility with China Development Bank at $ LIBOR +2% and a Euro15 million 5 year Facility with Proparco at Euribor +2%. As at December 31, 2009 $23 and $12 million respectively were outstanding under these facilities, both guaranteed by the Company.

        In May 2009, Millicom Chad entered into a XAF6 billion 5 year Facility co-arranged by Societe Generale Cameroun and Financial Bank priced at fixed rate of 7%, fully guaranteed by the Company. At the same date, Millicom Chad signed a XAF21 billion 5 year Subordinated Facility with Societe Generale Tchad priced TIAO +1.85% and guaranteed by Nordea. This guarantee is secured by a pledged deposit of $53 million by the Company (see note 18). As at December 31, 2009 $13 and $46 million respectively were outstanding under these facilities.

(x)    Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2009, $75 million was outstanding under this facility (2008: $59 million).

        In addition Oasis had other debt and financing of $4 million (2008: $4 million).

(xi)    Senegal

        In December 2005, Sentel GSM, Millicom's operation in Senegal entered into a XAF12,500 million loan agreement with Crédit Lyonnais Sénégal ("CLS"). This loan bears a fixed interest rate of 8% and is fully repayable at maturity, in December 2010. The outstanding amount in US$ as at December 31, 2009 was $27 million (2008: $26 million). Sentel GSM also entered into a 5 year additional Tranche of XAF7,500 million with CLS in July 2007. This tranche bears an 8.5% fixed interest rate. The outstanding amount under this additional Tranche in US$ as at December 31, 2009 was $10 million (2008: $14 million).

        In addition as at December 31, 2009, Senegal had $13 million (2008: nil) of vendor financing with Nokia Siemens.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

(xii)    Paraguay

        In July 2008, Telefonica Cellular Del Paraguay, Millicom's operation in Paraguay entered into a $107 million, 8 year loan with the European Investment Bank ("EIB"). The loan is bearing interest at $ LIBOR plus 0.125%. The outstanding amount as at December 31, 2009 and 2008 was $50 million. The EIB is guaranteed for commercial risks by a group of banks.

        In addition as at December 31, 2009, Telefonica Cellular Del Paraguay had $10 million (2008: $14 million) of other debt and financing outstanding.

Fair value of financial liabilities

        Borrowings are recorded at amortized cost. The fair value of borrowings as at December 31, 2009 and 2008 is as follows:

	2009	2008
	US$ '000	US$ '000
10% Senior Notes	474,523	418,223
Other debt and financing	1,878,112	1,706,988
Fair value of total debt	2,352,635	2,125,211

        When the quoted price of the borrowings in an active market is not available, the fair value of the borrowings is calculated by discounting the expected future cash flows at market interest rates.

        The nominal value of the other financial liabilities is assumed to approximate their fair values (see note 34).

Guarantees

        In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of December 31, 2009 and 2008. Amounts covered by bank guarantees are recorded in the consolidated balance sheets under the caption "Other debt and financing" and amounts covered by supplier guarantees are recorded under the caption "Trade payables" or "Other debt and financing" depending on the underlying terms and conditions.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

26. BORROWINGS (Continued)

As of December 31, 2009

	Bank and other financing guarantees(i)
Terms	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000
0–1 year	—	—
1–3 years	377,109	393,899
3–5 years	293,542	352,603
More than 5 years	130,152	155,401
Total(ii)	800,803	901,903

As of December 31, 2008

	Bank and other financing guarantees(i)
Terms	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000
0–1 year	233,077	240,000
1–3 years	22,830	32,998
3–5 years	353,012	415,558
More than 5 years	102,902	194,022
Total(ii)	711,821	882,578

(i)
The guarantee ensures payment by the Group's Company guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

(ii)
Including discontinued operations.

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company as at December 31, 2009 is $1,172 million (2008: $1,313 million). The assets pledged by the Group for these debts and financings at the same date amount to $610 million (2008: $610 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

27. OTHER NON-CURRENT AND CURRENT PROVISIONS AND LIABILITIES

        Provisions and other non-current liabilities are comprised as follows:

	2009	2008
	US$ '000	US$ '000
Non-current legal provisions (note 31)	6,461	6,957
Long-term portion of asset retirement obligations	76,217	55,167
Other	5,464	7,884
Total	88,142	70,008

        Included in non-current legal provisions are litigation contingencies of $2 million (2008: $3 million) that were assumed as part of the Colombia Móvil S.A. acquisition. The founding shareholders of Colombia Móvil S.A. committed to reimburse Millicom for any payments relating to these litigation contingencies. As a consequence, Millicom has booked a corresponding receivable.

        Provisions and other current liabilities are comprised as follows:

	2009	2008
	US$ '000	US$ '000
Deferred revenues	91,365	79,670
Revenue sharing in Cambodia	—	21,449
Customer deposits	9,134	6,709
Current legal provisions (note 31)	3,053	3,006
Asset retirement obligations	—	209
Unpaid portion of license fees	—	1,584
Other tax payables	64,806	50,703
Current provisions(i)	28,785	26,727
Other	13,242	17,049
Total	210,385	207,106

(i)
Includes tax and other contingencies for $19 million (2008: $24 million) that were assumed as part of the Amnet and Navega acquisitions. The former shareholders of Amnet and Navega placed in escrow $35 and $3 million respectively to cover these contingencies. Therefore a corresponding financial asset of $18 million (2008: $24 million) has been recorded within "Other current assets".

28. DIVIDEND PAYABLE

        In December 2009, the shareholders of the Company in an extraordinary general meeting approved the distribution of a gross dividend of $1.24 per share, to be paid out of Millicom's profits for the year ended December 31, 2008. Dividend payable as at December 31, 2009 amounted to $135 million (2008: nil). The dividend was paid on January 5, 2010.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

29. DIRECTORS' AND OFFICERS' REMUNERATION

Directors

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and share based compensation. Up until May 2006, the Directors were issued share options. Subsequent to May 2006, the Directors are issued restricted shares. The annual fee and the share based compensation grants are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration charge for the Board for the years ended December 31, 2009, 2008 and 2007 was as follows:

			Other members of the board
	Chairman
					Total
	No. of shares and share options	US$ '000	No. of shares and share options	US$ '000
					US$ '000
2009
Fees		106		584	690
Share based compensation:(i)
Restricted shares(ii)	1,441	81	5,111	287	368
Total		187		871	1,058
2008
Fees		100		410	510
Share based compensation:(i)
Restricted shares(ii)	1,446	165	4,927	562	727
Total		265		972	1,237
2007
Fees		82		305	387
Share based compensation:(i)
Restricted shares(ii)	960	82	4,074	350	432
Total		164		655	819

(i)
See note 24.

(ii)
Restricted shares cannot be sold for one year from date of issue.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

29. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The number of shares and share options beneficially owned by the Board as at December 31, 2009 and 2008 was as follows:

	Chairman	Other members of the Board	Total
2009
Shares	29,969	76,292	106,261
Share options	20,000	55,000	75,000
2008
Shares	28,528	71,619	100,147
Share options	20,000	55,000	75,000

Officers

        The remuneration of the Officers of the Company ("Officers") comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. The bonus and share based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, the Officers were issued share options. Subsequent to May 2006, the Officers were issued restricted shares. Share based compensation is granted once a year by the Compensation Committee of the Board. Since 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") was proposed by the Compensation Committee and approved the Board and the annual base salary and other benefits of the previous Chief Operating Officer ("COO") and the Chief Financial Officer ("CFO") were set by the CEO and approved by the Board.

        On March 2, 2009, Millicom announced that the Board appointed Mikael Grahne, who has been the COO of Millicom since February, 2002, to succeed Marc Beuls as President and CEO. Since this date the position of COO no longer existed.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

29. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The remuneration charge for the Officers for the year ended December 31, 2009, 2008 and 2007 was as follows:

	Current Chief Executive Officer	Former Chief Executive Officer		Chief Operating Officer	Current Chief Financial Officer	Former Chief Financial Officer
	US$ '000	US$ '000		US$ '000	US$ '000	US$ '000
2009
Base salary	1,380	2,349		—	625	—
Bonus	1,988	1,388		—	503	—
Other benefits	142	—		—	—	—
Total	3,510	3,737		—	1,128	—
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	1,598	(2,829	)(iv)	—	129	—
Charge for share options	16	10		—	—	—
2008
Base salary	—	2,406		750	214	706
Bonus	—	1,309		882	125	—
Pension	—	—		—	—	85
Other benefits	—	—		231	7	—
Total	—	3,715		1,863	346	791
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	—	3,737		1,410	23	935
Charge for share options	—	59		29	—	240
2007
Base salary	—	2,351		629	—	690
Bonus(iii)	—	2,008		547	—	500
Pension	—	—		—	—	83
Other benefits	—	—		138	—	—
Total	—	4,359		1,314	—	1,273
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	—	2,076		850	—	539
Charge for share options	—	104		54	—	171

(i)
See note 24.

(ii)
Share awards of 33,131 and 12,606 were granted in 2009 under the 2009 LTIP to the CEO and CFO. Share awards of 45,074, 22,812 and 18,266 were granted in 2008 under the 2008 LTIP to the CEO, COO and CFO. Share awards of 62,381, 25,434 and 16,189 were granted in 2007 under the 2007 LTIP to the CEO, COO and CFO. Share awards at target performance of 42,634, 16,409 and 10,952

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

29. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

  were granted in 2007 under the 2006 LTIP to the CEO, COO and CFO. The maximum shares to be issued under the 2006 LTIP was 132% of these awards.

(iii)
$1 million of the 2007 bonus was settled in Millicom shares, by issuing 6,878 shares to the CEO, 2,609 shares to the COO and 1,713 shares to the CFO.

(iv)
Reversal for non-vested shares of the former CEO, Marc Beuls.

        The number of shares, share options and unvested share awards beneficially owned by the senior management as at December 31, 2009 and 2008 was as follows:

	Chief Executive Officer	Chief Operating Officer	Chief Financial Officer	Total
2009
Shares	607,404	—	—	607,404
Share options	15,040	—	—	15,040
Share awards not vested	81,377	—	17,106	98,483
2008
Shares	1,695,175	592,308	—	2,287,483
Share options	30,000	15,040	—	45,040
Share awards not vested	146,678	63,342	4,500	214,520

Severance payments

        If employment of the executives is terminated by Millicom, severance payment of up to 12 months salary is payable.

30. NON-CASH INVESTING AND FINANCING ACTIVITIES

        The following table gives details of non-cash investing and financing activities for continuing operations for the years ended December 31, 2009, 2008 and 2007.

	2009	2008(i)	2007(i)
	US$ '000	US$ '000	US$ '000
Investing activities
Acquisition of property, plant and equipment (see note 16)	(45,399)	(42,069)	(23,041)
Asset retirement obligations (see note 16)	(24,209)	(11,987)	(14,763)
Financing activities
Vendor financing and finance leases (see note 16)	45,399	42,069	23,041
Shares issued as payment of bonuses (see note 29)	—	—	1,000
Share based compensation (see note 24)	10,175	13,619	19,228

(i)
Figures for 2008 and 2007 have been adjusted, excluding Millicom operations in Sierra Leone, Cambodia, Laos and Sri Lanka.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

31. COMMITMENTS AND CONTINGENCIES

Operational environment

        Millicom has operations in emerging markets, namely Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2009, the total amount of claims against Millicom's operations was $48 million (December 31, 2008: $70 million) of which $11 million (December 31, 2008: $3 million) relate to joint ventures. As at December 31, 2009, $10 million (December 31, 2008: $10 million) has been provided for these claims in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these claims, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Sentel GSM S.A. ("Sentel") license

        The Sentel license to provide mobile telephony services in Senegal has been challenged by the Senegalese authorities. As of today, Sentel continues to provide telephony services to its customers and effectively remains in control of the business. However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as of 2001 that purports to revoke Sentel's license.

        Sentel's twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of the Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

        On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

31. COMMITMENTS AND CONTINGENCIES (Continued)

Lease commitments

  Operating Leases:

        The Group has the following annual operating lease commitments as of December 31, 2009 and 2008.

	2009	2008
	US$ '000	US$ '000
Operating lease commitments
Within: one year	66,223	43,113
Between: one to five years	226,289	140,581
After: five years	139,894	143,644
Total	432,406	327,338

        The operating leases comprised mainly of lease agreements relating to land and buildings. The operating lease terms and conditions reflect normal market conditions. Total operating lease expense from continuing operations was $73 million in 2009 (2008: $59 million, 2007: $42 million—see note 10).

  Finance leases:

        The Group's future minimum payments on the finance leases were not material. These financial leases are comprised mainly of lease agreements relating to vehicles used by the Group.

Capital commitments

        As of December 31, 2009 the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $186 million (2008: $539 million), of which $35 million (2008: $57 million) relate to joint ventures, from a number of suppliers.

        In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $274 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

        Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at December 31, 2009 was $5 million (2008: $26 million).

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom's various operations.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

31. COMMITMENTS AND CONTINGENCIES (Continued)

Foreign currency forward contracts

        As of December 31, 2009, the Group held foreign currency forward contracts to sell Colombian Pesos in exchange for United States Dollars for nominal of $40 million. These contracts were signed close to the year end and, as a result, their impact on Millicom's consolidated financial statements were immaterial.

32. RELATED PARTY TRANSACTIONS

Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik ("Kinnevik") and subsidiaries. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper industries and financial services. As of December 31, 2009 and 2008, Kinnevik owned approximately 35% of Millicom.

        During 2009 and 2008, Kinnevik did not purchase any Millicom shares.

Services purchased and sold to related companies

        For the year ended December 31, 2009 the Group made purchases for an amount of $1 million (2008: $3 million; 2007: $4 million) and had outstanding balances as at December 31, 2009 of $1 million (as at December 31, 2008: $1 million) with related parties. These related parties are companies where Kinnevik is the principal shareholder. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. These purchases were made on an arm's length basis.

        There were no sales to related companies. As of December 31, 2009 and 2008, Millicom had no receivables from related parties.

33. FINANCIAL RISK MANAGEMENT

Terms, conditions and risk management policies

        Exposure to interest rate, foreign currency, liquidity and credit risks arises in the normal course of Millicom's business. The Group analyses each of these risks individually as well as on an interconnected basis and defines strategies to manage the economic impact on the Group's performance in line with its financial risk management policy. Some of Millicom's risk management strategies may include the use of derivatives. Millicom's policy prohibits the use of such derivatives in the context of speculative trading.

Interest rate risk

        The interest rate risk generally arises from borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to the risk for changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt in which neither category of debt falls below 25% of the total debt. The Group actively monitors its borrowings to ensure the compliance with this policy and applies a dynamic

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom's policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2009, approximately 24% of the Group's borrowings are at a fixed rate of interest (2008: 26%).

        To comply with internal policies, in January 2010 Millicom entered into a interest rate swap (see note 35) to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The interest rate swap was issued in January 2010 for a nominal of $100 million, with maturity January 2013. If Millicom had entered into the swap agreement on December 31, 2009, 28% of Group's borrowings would have been at a fixed rate of interest.

        The table below summarizes, as at December 31, 2009, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	96,881	5,667	5,225	455,075	656	779	564,283
Average nominal interest rate	8.4%	6.7%	6.2%	10.0%	6.5%	6.5%	9.6%
Floating rate	337,106	662,220	399,741	237,982	116,163	29,392	1,782,604
Average nominal interest rate	5.6%	5.7%	5.8%	6.3%	5.0%	3.6%	5.7%
Total	433,987	667,887	404,966	693,057	116,819	30,171	2,346,887
Average nominal interest rate	6.2%	5.7%	5.8%	8.7%	5.0%	3.6%	6.6%

        The table below summarizes, as at December 31, 2008, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	108,815	5,209	754	774	454,246	1,398	571,196
Average nominal interest rate	8.0%	7.8%	9.7%	9.1%	10.0%	6.3%	9.6%
Floating rate	387,729	200,841	334,352	313,519	263,749	86,640	1,586,830
Average nominal interest rate	6.0%	8.6%	9.1%	8.7%	8.4%	7.8%	8.0%
Total	496,544	206,050	335,106	314,293	717,995	88,038	2,158,026
Average nominal interest rate	6.4%	8.6%	9.1%	8.7%	9.4%	7.8%	8.4%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the group had borrowings at December 31, 2009, would increase or reduce profit before tax from continuing operations for the year by approximately $18 million (2008: $16 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

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

        The following table summarizes our debt detailing the balances at December 31, 2009 and 2008, that were denominated in US$ and in other local currencies.

	2009	2008
	US$ '000	US$ '000
US$	1,570,525	1,466,493
Colombia	508,904	456,356
Senegal	121,766	58,309
Tanzania	72,553	74,536
Guatemala	31,819	—
Other	41,320	102,332
Total local currency	776,362	691,533
Total	2,346,887	2,158,026

        At December 31, 2009, if the US$ had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $82 and $90 million respectively (2008: $41 and $45 million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the results of our operations with functional currencies other than US dollar. The increase in the effect of a change in the rate of the US$ between 2009 and 2008 is mainly as a result of the increase in the size of the Group and the increase in debt denominated in other than local currencies.

        The change of the US$ against the functional currencies of Millicom's operation in Honduras has not been considered as these currencies have been closely linked to US$ in the recent years.

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
as of December 31, 2009, 2008 and 2007 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

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

        Accounts receivables are mainly derived from the balances towards other telecom operators. The credit risk towards the other telecom operators is limited due to the regulatory nature of the telecom industry, in which licenses are normally only issued to credit worthy companies. The Group maintains a provision for impairment of trade receivables based upon the expected collectability of all trade receivables.

        There is no significant concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

Liquidity risk

        Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group has incurred significant indebtedness but also has significant cash balances. Millicom evaluates its ability to meet its obligations on an ongoing basis using a recurring liquidity planning tool. This tool considers the operating net cash flows generated from its operations and the future cash needs for borrowing and interest payments and the capital and operating expenditures required to maintain and develop local businesses.

        The Group manages its liquidity risk through the use of bank overdrafts, bank loans (onshore and offshore), vendor financing, Export Credit Agencies and Direct Financial Institutions ("DFI") and finance leases. Millicom believes that there is sufficient liquidity available in our markets to meet our ongoing liquidity needs. As the Group operates in the emerging markets, it is able to take advantage of local liquidity. Additionally, Millicom is able to arrange offshore funding through the use of Export Credit Agency guarantees and DFI (IFC, PROPARCO, DEG and FMO), who have been established specifically to finance development in our markets.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

        The tables below summarize the maturity profile of the Group's net financial liability at December 31, 2009 and 2008.

Year ended 31 December 2009	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 26)	(433,987)	(1,882,729)	(30,171)	(2,346,887)
Cash and cash equivalent	1,511,162	—	—	1,511,162
Time deposit	50,061	—	—	50,061
Pledged deposit	9,396	53,333	—	62,729
Net cash (debt)	1,136,632	(1,829,396)	(30,171)	(722,935)
Future interest commitments(i)	(142,709)	(230,392)	(1,263)	(374,364)
Trade payables (excluding accruals)	(341,707)	—	—	(341,707)
Other financial liabilities (including accruals)	(565,967)	—	—	(565,967)
Trade receivables	224,708	—	—	224,708
Other financial assets	150,518	7,965	—	158,483
Net financial asset (liability)	461,475	(2,051,823)	(31,434)	(1,621,782)

Year ended 31 December 2008	Less than 1 year	1 to 5 years	> 5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 26)	(496,544)	(1,573,444)	(88,038)	(2,158,026)
Cash and cash equivalent	674,195	—	—	674,195
Net cash (debt)	177,651	(1,573,444)	(88,038)	(1,483,831)
Future interest commitments(i)	(169,116)	(408,065)	(10,980)	(588,161)
Trade payables (excluding accruals)	(524,557)	—	—	(524,557)
Other financial liabilities (including accruals)	(634,563)	—	—	(634,563)
Trade receivables	257,455	—	—	257,455
Other financial assets	270,456	23,195	—	293,651
Net financial liability	(622,674)	(1,958,314)	(99,018)	(2,680,006)

(i)
Include unamortized difference between carrying amount and nominal amount of debts.

Capital management

        The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2009 and 2008.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

        The Group monitors capital using primarily a net debt to adjusted operating profit ratio.

	2009	2008
	US$ '000	US$ '000
Net debt	722,935	1,483,831
Adjusted operating profit (see note 9)	1,545,459	1,366,165
	Ratio	Ratio
Net debt to adjusted operating profit ratio	0.5	1.1

        The Group also reviews its gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings, less cash and cash equivalents, excluding discontinued operations. Capital represents equity attributable to the equity holders of the parent.

	2009	2008
	US$ '000	US$ '000
Net debt	722,935	1,483,831
Equity	2,383,803	1,677,918
Net debt and equity	3,106,738	3,161,749
Gearing ratio	23%	47%

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

34. FINANCIAL INSTRUMENTS

        The following table shows the carrying and fair values of Millicom's financial instruments, split by category, as of December 31, 2009 and 2008:

	Carrying value		Fair value
	2009	2008	2009	2008
	US$ '000	US$ '000	US$ '000	US$ '000
FINANCIAL ASSETS
Loans and receivables
Pledged deposits	53,333	6,172	53,333	6,172
Other non-current assets	7,965	17,023	7,965	17,023
Trade receivables, net	224,708	257,455	224,708	257,455
Amounts due from joint venture partners	52,590	40,228	52,590	40,228
Prepayments and accrued income	65,064	82,303	65,064	82,303
Other current assets	58,159	87,859	58,159	87,859
At fair value through profit and loss
Time deposit	50,061	—	50,061	—
Cash and cash equivalents	1,511,162	674,195	1,511,162	674,195
Total	2,023,042	1,165,235	2,023,042	1,165,235
Current	1,961,744	1,142,040	1,961,744	1,142,040
Non-current	61,298	23,195	61,298	23,195
FINANCIAL LIABILITIES
Financial liabilities at amortized cost
Debt and financing (see note 26)	2,346,887	2,158,026	2,352,635	2,125,211
Other trade payables	194,691	240,576	194,691	240,576
Amounts due to joint venture partners	52,180	49,921	52,180	49,921
Accrued interest and other expenses	173,609	159,539	173,609	159,539
Dividend payable	134,747	—	134,747	—
Other liabilities	13,806	16,177	13,806	16,177
Total	2,915,920	2,624,239	2,921,668	2,591,424
Current	998,348	954,872	998,348	954,872
Non-current	1,917,572	1,669,367	1,923,320	1,636,552

        The fair value of Millicom's financial instruments is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values: the fair value of all financial assets and all financial liabilities except debt and financing approximate their carrying value largely due to the short-term maturities of these instruments; the fair value of the 10% Senior Notes has been valued by a primary financial institution; the fair values of all other debt and financing has been valued by the Group based on future cash flows.

        Effective January 1, 2009, Millicom adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

  •
  Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2009, 2008 and 2007 (Continued)

34. FINANCIAL INSTRUMENTS (Continued)

  •
  Level 2—Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

  •
  Level 3—Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

        Millicom's financial instruments at fair value through the profit and loss are measured with reference to the level 1 of above.

35. SUBSEQUENT EVENTS

Interest rate swap agreement

        In January 2010 Millicom entered into a interest rate swap to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The interest rate swap was issued in January 2010 for a nominal of $100 million, with maturity January 2013.

Sale and lease back agreement

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its sites. The agreement marks Millicom's first outsourcing of passive infrastructure and is consistent with Millicom's strategy of improving both our capital and operating efficiency by focusing on our core activities.

Revenue sharing agreement in Cambodia

        In February 2010, Millicom gave notice to the government of Cambodia that it is evaluating the possibility of making a claim against the government in an international arbitration forum. The primary basis of any such claim would involve the discriminatory and inequitable revenue share charged by the government contrary to relevant contractual, national and international law obligations during the period of our ownership of the Cambodian operations.

Dividend

        On February 10, 2010 Millicom announced that the Board will propose to the Annual General Meeting of the Shareholders a dividend distribution of $1.40 per share to be paid out of Millicom's profits for the year ended December 31, 2009 subject to the Board's approval of the 2009 Consolidated Financial Statements of the Group.

Shareholder information

Corporate and registered office
Millicom International Cellular SA
15 Rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
Tel: +352 27 759 101
Fax: +352 27 759 359
RCB 40630 Luxembourg

Head of External Communications
Peregrine Riviere
Tel: +352 27 759 101

Investor Relations
Emily Hunt
 Tel: +44 7879 426358

Visit MIC's homepage at
http://www.millicom.com

Financial Calendar
April 20, 2010
First quarter results

July 20, 2010
Second quarter results

October 19, 2010
Third quarter results

February 2011
Full year results 2010