Form 20-F
period 2010-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2011-03-07
CIK 912958

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

109,053,120 shares of Common Stock as of December 31, 2010

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

         ☐    U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐    Other

         If 'Other' has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

FORWARD-LOOKING STATEMENTS

        Certain statements made in this document may be considered to be "forward-looking statements", as defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect", "estimate", "believe", "project", "anticipate", "should", "intend", "probability", "risk", "may", "target", "goal", "objective" and similar expressions or variations on such expressions. These statements appear in a number of places in this document including, but not exclusively, "Information on the Company", and "Operating and Financial Review and Prospects". These statements concern, among other things, trends affecting the Company's financial condition or results of operations, capital expenditure plans, the potential for growth and competition in areas of the Company's business, the potential for new agreements or extensions of existing agreements to be signed with business partners or governmental entities or licenses to be granted by governmental authorities, and the supervision and regulation of telecommunications' markets. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially as a result of various factors.

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

  •
  the capacity to develop new products and to innovate to secure growth over the medium to long term;

  •
  our capacity to upstream cash generated in our operations through dividends, royalties, management fees and repayment of shareholder loans; and

  •
  various other factors, including without limitation those described under "Risk Factors" herein.

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

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, the term "Company" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand Duchy of Luxembourg, and the terms "Group", "Millicom", "we", "us" or "our" refer to Millicom International Cellular S.A. and its subsidiaries, joint ventures and affiliates. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Group's ownership interest in the licenses for such licensed area. The term "Attributable Customers" refers to 100% of customers in the Group's subsidiaries and the Group's percentage ownership of customers in each joint venture. Persons, population and pops data for 2009, 2008, and 2007 have been extracted from the "CIA—The World Factbook" for 2010 for countries where the license area covers the entire country. In addition, information on the countries in which Millicom operates has been extracted from the "CIA—The World Factbook" for 2010 with updates, where appropriate, from the U.S. Department of State's website.

        Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union and as issued by the International Accounting Standards Board ("IASB") and customer figures represent the total number of mobile customers of systems in which the Group has an ownership interest. In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish krona and references to "Euro" or "€" are to the Euro.

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

        The following table sets forth summary financial data of the Group as of and for the years ended December 31, 2010, 2009, 2008, 2007, and 2006. The data is based upon the Group's audited consolidated statements of financial position as of December 31, 2010, 2009, 2008, and 2007, and audited consolidated income statements for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

        Unless otherwise indicated all financial data and discussions in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2010	2009	2008	2007	2006(6)
	(in thousands of U.S. dollars, except per share data)
Income Statements Data:
Revenues(1)	3,920,249	3,372,727	3,150,559	2,429,082	1,423,240
Operating profit(1)	1,041,730	851,023	818,222	630,662	411,888
Profit for the period from continuing operations(1)	1,643,067	503,590	402,195	436,477	222,352
Net profit attributable to equity holders for the period	1,652,233	850,788	517,516	697,142	168,947
Basic earnings from continuing operations per common share	$15.19	$5.09	$4.79	$4.18	$2.13
Basic earnings per common share	$15.27	$7.84	$4.80	$6.90	$1.68
Weighted average number of shares in basic computation (in thousands)(2)	108,219	108,527	107,869	101,088	100,361
Diluted earnings from continuing operations per common share	$15.16	$5.08	$4.76	$4.07	$2.13
Diluted earnings per common share	$15.24	$7.82	$4.77	$6.61	$1.67
Weighted average number of shares in diluted computation (in thousands)(2)	108,396	108,750	108,646	108,047	101,371
Dividends per share	$6.00	$1.24	$2.40	—	—

	As of December 31,
	2010	2009	2008	2007	2006
	(in thousands of U.S. dollars)
Statements of Financial Position Data:
Property, plant and equipment, net	2,767,667	2,710,641	2,787,224	2,066,122	1,267,159
Intangible assets, net	2,282,845	1,044,837	990,350	467,502	482,775
Investments in associates(3)	18,120	872	21,087	11,234	6,838
Total assets	6,995,117	5,991,018	5,220,808	4,413,826	3,320,994
Current liabilities	1,684,831	1,569,772	1,749,079	2,002,269	901,851
Non-current liabilities	2,090,508	2,067,534	1,812,554	1,043,221	1,442,716
Non-controlling interest	45,550	(73,673)	(25,841)	80,429	77,514
Shareholders' equity	3,113,461	2,383,803	1,677,918	1,287,907	504,874

	As of and for the year ended December 31,
	2010	2009	2008	2007	2006
Operating Data (unaudited)(4):
Total Customers:
Prepaid	36,123,812	32,073,052	26,316,527	19,308,632	12,016,649
Postpaid	2,465,768	1,847,052	1,374,147	977,166	861,116
Monthly churn (%)(5):
Prepaid	5.2%	5.2%	5.5%	4.1%	4.1%
Postpaid	1.9%	1.7%	1.1%	1.3%	1.2%

(1)
Includes impact of revaluation of previously held interests in Honduras and excludes discontinued operations. A more complete description of the impact of the revaluation is contained in Note 4 of the "Notes to the Consolidated Financial Statements" and of discontinued operations is contained in Note 6 of the "Notes to the Consolidated Financial Statements.

(2)
The average number of shares, which is calculated on a weighted average basis. There were 3,253,507 treasury shares as of December 31, 2010.

(3)
Investments in associates under IFRS from 2006 to 2008 mainly represented Navega.com S.A. and its subsidiaries. Investments in associates in 2010 mainly represented Helios Towers Ghana. See "Operating and Financial Review and Prospects—Results of Operations".

(4)
Operating data excludes discontinued operations.

(5)
Churn rates are calculated by dividing the number of customers whose service is disconnected during a period, whether voluntarily or involuntarily (such as when a customer fails to pay a bill) by the average number of customers during the period. We believe that we apply conservative policies in calculating customer totals and related churn rates. For example, Millicom counts a customer as a "customer" only when the customer has made a revenue generating call within a 60-day period. Other operators with whom we compete generally use less restrictive definitions, such as labeling a "customer" a customer who has made a revenue generating call within a 90-day or 120-day period. Our conservative definitions may result in different churn rates and market share figures than if we used criteria employed by some other operators in calculating customer churn and market share.

(6)
Reclassified as a result of the classification of Millicom's operations in Asia and Sierra Leone as discontinued operations and are unaudited.

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

        In 2010, our business continues to be impacted by the general worldwide economic downturn and its effects will continue to impact on our results in 2011.

        In addition, further deterioration in the economic environment could have an adverse effect on the level of demand by our individual customers for our products and services. This could also impact our growth in mobile telecommunications, and/or broadband products and services.

        General inflation could affect our business as we are not certain of consumers' acceptance of potential price increases for our products. Food price inflation more specifically may affect low income customers and may lead to a redistribution of income within the countries where we operate.

Risks Relating to our Business

Emerging Markets Risks

         Many of the countries in which we operate in have a history of political instability and any current or future instability may negatively affect our revenues or ability to conduct our business locally.

        We offer mobile telephony and cable services in 14 emerging markets in Central and South America, Africa and Asia. Many of the countries in which we operate are considered to be emerging economies and, therefore, can be subject to greater political and economic risk than developed countries. The governments of these 14 countries differ widely with respect to type of government, constitution, and stability. Many of these 14 countries lack mature legal and regulatory systems. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in civil war in these countries. Honduras was largely cut off from foreign aid as a result of the political events of June 2009.

        As a result of the above, we face several risks, ranging from risk of network disruption, to the risk that we may have to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to conduct our local business as previously. Any of these events would adversely affect our revenues or results of operations.

         Most of the countries in which we operate have weak legal and telecommunications regulatory regimes compared to those in developed countries and this creates risks for our operations.

        In order for our operations to provide mobile services, they must receive a license from the government of the country in which they operate. Our ability to operate is therefore dependent on the licenses granted by the government of each country. These licenses generally allow our companies to operate for a number of years, after which they are subject to renewal. To the extent that our operations depend on governmental approval and regulatory decisions, our local business may be adversely affected by changes in the political structure or by actions or decisions of specific government representatives in the relevant market. It is possible that a government could decide arbitrarily to revoke a license or impose new conditions that we do not agree with and may not get consulted about in advance. For example, we are currently in litigation with the government of Senegal, which challenged the validity of our license when we refused to pay additional amounts for a license that we validly hold and that does not expire until 2018. We may not always have access to efficient avenues for appeal and may have to accept arbitrary conditions imposed upon us. This could adversely affect our business and our revenues. Our only avenue of recourse may often be to the judicial system of the relevant country; however, the legal and court systems of many countries in which we operate tend to be poorly developed and can be subject to political influence and other inherent uncertainties. It can therefore be difficult to obtain a rapid, fair and unbiased resolution of disagreements with governmental authorities. Our ability to renew licenses and the costs of such renewals cannot be reliably predicted even if comparable renewals exist in other markets.

        Even where we have other options, such as claiming compensation in arbitration proceedings for violations of a bilateral investment treaty, the process can be lengthy and costly. For example, the arbitration we filed against the government of Senegal before the International Center for the Settlement of Investment Disputes in November 2008 has not yet resulted in a final decision and is expected to be reviewed on the merits by the arbitration panel beginning in November 2011. Even if the outcome is successful, the enforcement of any award favorable to us could be challenging.

         Some of the countries in which we operate have political regimes that do not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.

        This risk potentially exists in any of the countries in which we operate, but might be highest in Bolivia at the moment under the current government. The government of President Evo Morales in Bolivia has nationalized the telecommunications company Entel, which had been privatized under previous presidential regimes in Bolivia. Other such actions might take place in our sector in connection with the government's decision to regain more control over the Bolivian economy, as shown by certain measures implemented in the oil & gas sector in 2005 and 2006. We believe that nationalization of the telecommunications sector will probably not occur but that the Bolivian Government may rather attempt to impose measures to lower tariffs offered to customers and improve the offer and availability of mobile telephony and other telecommunications services in isolated rural areas, or increased taxes on private foreign owned businesses such as Telecel, our Bolivian operation, to increase government revenues. Measures like these may have the effect of increasing our network rollout costs and reducing the profitability of our Bolivian operation.

         Most of the countries in which we operate have underdeveloped economies with low gross domestic product ("GDP") per capita and therefore any increased inflationary pressures and downturns could significantly impact our revenues.

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

        Some of these countries have historically experienced high inflation rates, although in the recent years inflation rates in all countries where we operate have been relatively low, if we exclude Ghana, following the significant devaluation of the local currency. Periods of significant inflation in any of our markets could adversely affect our costs and financial condition as well as the purchasing power for telecommunications services at the lower end of the customer pyramid. The recent spike in food prices in many countries around the world may impact the purchasing power of a large number of our customers, especially at the lower end of our customer base.

         Most of the countries where we operate lack infrastructure or have infrastructure in very poor condition and, particularly in Africa, have an insufficient electricity supply.

        With the exception of Mauritius and Colombia, the countries in which we operate often lack basic infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. The lack of suitable infrastructure is particularly acute in countries recovering from civil wars, such as the Democratic Republic of Congo (DRC), and in countries suffering from civil war-like events, such as Chad. In general, the rural areas in each of our operations often lack even the most basic infrastructure, as any development tends to be concentrated in urban areas. Millicom must often build its cell sites without the benefit of roads and other infrastructures, which increases our network development costs.

        The electricity supply is insufficient in certain countries in which we operate (predominantly in Africa, with the exception of Mauritius) due to underdevelopment of electricity sectors compared to growth experienced in such countries. We therefore have to rely on diesel powered generators that we source, install, maintain and refuel. In Chad, at December 31, 2010, almost 100% of our radio sites were powered by diesel powered generators, and in the Democratic Republic of Congo it was the case for about 75% of our sites. This increases our costs and impacts the profitability of our African operations.

         We have been subject to increasing foreign taxes or reducing tariffs in the countries in which we operate, which reduces amounts we receive from our operations and may increase our tax costs or cut interconnection revenue.

        Many of the foreign countries in which we operate have imposed new taxes or increased the rates of existing taxes applicable to corporations, or reduced tariffs (interconnect rates) in order to raise government revenue. Furthermore, competitive pricing pressure or provisions of new tax laws may prevent us from passing these taxes onto our local customers. Consequently, any increase in taxes applicable to our local operating subsidiaries could reduce the amount of earnings they generate or reduce the consumption of our services in our countries. Recent examples include, taxes on incoming international calls in El Salvador and Honduras, sales tax increases in Honduras, fixed interconnect rates in Paraguay and frequency and numbering taxes in the DRC.

         We could be subject to the impact of a deteriorating economic environment within the developed countries.

        Many people in the countries in which we operate receive significant inflows of funds from relatives and friends who work abroad in developed countries. A significant deterioration in the developed country economies could impact the ability of those abroad to continue remitting funds because of job losses or reduced wages. Lower remittances would reduce the disposable income which would impact our revenues as happened in 2009 where remittances of funds from migrant workers in the United States of America to Central America decreased by 13%. The deterioration in developed economies could also put pressure on the amount of foreign aid the developed countries provide to developing countries in which we operate and could increase the local governments' need to generate revenue through taxation or reduce the ability of consumers to buy our products and services.

         Currency fluctuations or devaluations may reduce the amount of profit and the value of assets that we are able to report.

        Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each operation that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities and our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom's earnings, assets and cash flows as our operating subsidiaries have US$ debt, because of lack of available financing in local currencies.

        Generally, due to lack of available instruments in the countries where we operate, we are not able to hedge against foreign currency exposures, with the exception of Colombia. Millicom had a net exchange loss of $15 million for the year ended December 31, 2010, compared to a loss of $32 million for the year ended December 31, 2009.

         Most of our operations receive revenue denominated in the local currency of the country of operation. In the future, any of the countries in which these operations are located may impose foreign exchange controls that could restrict our ability to receive funds from the operations.

        Most of the operations in which we have interests receive substantially all of their revenues in the currency of the countries in which they operate. We derive substantially all of our revenues through funds generated by our local operations and, therefore, we rely on their ability to transfer funds to the Company.

        Although there are foreign exchange controls in some of the countries in which our mobile telephone companies operate, none of these countries currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where we operate, or foreign exchange controls may be introduced in countries where we operate that do not currently impose such restrictions, in which case, the Company's ability to receive funds from the operations will subsequently be restricted, which will impact our ability to pay dividends to our shareholders.

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

        At the operations level, we seek to reduce our foreign exchange exposure through a policy of matching, as far as possible, cash inflows and outflows. Where possible and where it is financially viable, we borrow in local currency to help hedge against local currency net inflows. Our ability to reduce our foreign currency exchange exposure may be limited by the lack of long-term financing in local currency. As such, there is a risk that we may not be able to fund our local operation's capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency.

         We own our operations through holding companies in jurisdictions which may enact changes to their respective laws that may unfavorably impact our financial status or tax treatment.

        We hold the interests in our mobile telephone companies through our subsidiaries in various jurisdictions in and outside Luxembourg, mainly but not exclusively through holding companies incorporated in the Netherlands and the Netherlands Antilles. The laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends paid by our local operations and tax concessions we have obtained in certain of our countries of operation), foreign exchange controls, or other matters, are periodically subject to change. Any such change could have a material adverse impact on our financial affairs and on our ability to receive, or the tax treatment of, funds from our local operations.

         Our failure to comply with local and international laws and regulations could result in liabilities and sanctions and this could have a material adverse impact on our business.

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

        These laws and regulations affect where and how our business may be conducted. In addition, our shareholders, lenders, suppliers or other entities with which the Company and its operating subsidiaries conduct business may be subject to or seek to comply with these laws and regulations. Although the Company focuses on compliance activities, there is a risk that non-compliance issues may arise with respect to the Company or its operating subsidiaries or any employee thereof. Any instances of non-compliance may result in consequences ranging from negative publicity and reputational damage to criminal and civil liability and the application of fines or disgorgement of profits to the Company on account of any of its employees or directors or the employees or directors of any of its operating subsidiaries. Any of the foregoing would have a negative impact on our business, financial condition and/or results of operations.

Risks Related to our Operations and the Mobile Telephony Market

         We face intense competition in the mobile telephone operator market.

        Our mobile telephony operations face competition from other mobile telephone operators in the markets in which they operate, as well as fixed line operators in some markets. Our main competitors are America Movil, MTN, Bharti, France Telecom, Vodafone, Telefonica and Digicel.

        We expect that additional mobile telephony licenses could be granted in some of our existing markets. Moreover, additional licenses may be awarded in markets where we already face competition from other technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more mobile telephone operators than the market is able to sustain. In addition, in some of our markets, our competitors may have a greater coverage area than we do. The mobile telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area, accessibility of distribution and price. Many of our competitors have substantially greater capital resources than we do. Price competition is significant and voice is increasingly becoming commoditized as there are fewer factors differentiating the services offered by the different operators in our markets.

        A risk also exists that, as new competitors enter into our markets and price competition intensifies, our customers may move to another mobile telephone operator especially as the majority of our customers are using a pre-paid model which means that they are free to move to the competitors at any time. This may result in a decline of our revenue, which would adversely affect our results of operations.

        Any failure by us to compete effectively or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers could have a material adverse effect on our revenues and overall results of operations.

         The mobile telephony market is heavily regulated and taxed.

        The licensing, construction, ownership and operation of mobile telephone networks, and the grant, maintenance and renewal of mobile telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets that we service. In addition, such matters and certain other aspects of mobile telephone operations, including rates charged to customers and resale of mobile telephone services may be subject to public utility regulation in the relevant market. Our operations also typically require government permits, including permits for the construction and operation of cell sites. While we do not believe that compliance with these permit requirements has a material adverse effect on our Company, we may become subject to claims or regulatory actions relating to any past or future non-compliance with permit requirements, and any change in the regulation of our activities, such as increased or decreased regulation affecting prices or requirements for increased capital investments, may materially adversely affect us. In recent years budgetary pressure from many governments due to economic downtown has resulted in increased taxation.

         Most of the countries in which we operate do not have universal service obligations and if such obligations were implemented the profitability of our operations may be negatively impacted.

        The purpose of universal service is to provide access to persons in non-urban areas and isolated areas with telephone and other telecommunications services by the telecommunications build-out in rural areas through subsidies. There is a telecommunications divide in all of the countries in which we operate in relation to access to telecommunications services (mobile, internet access, and higher bandwidth telecommunication services) between urban and rural areas. When such services are available, they usually come at a significantly higher cost to the customer than in urban areas due to lower population density in rural areas that are often hard to reach due to lack of basic infrastructure, in particular roads and electricity. The goal of universal service is to promote the availability of quality services at fair, reasonable and affordable rates in all areas of a country, to increase access to advanced telecommunications services, and to enhance the availability of such services to all consumers, including those in isolated rural areas, at rates that are reasonably comparable to those charged in urban areas. For instance, India has implemented a universal service obligation in its New Telecom Policy 1999 funded by telecommunications operators paying part of their net earnings into the Universal Service Obligation Fund (USOF). We therefore believe that universal service obligations are a trend in telecommunications that may eventually become law in the countries in which we operate.

        To date, none of the emerging markets in which we operate have universal service obligations.

        We expect that some of the countries in which we operate may do so in the future. We believe this will have a negative impact on our profitability.

         We face substantial competition for obtaining, funding and renewing mobile telephone licenses.

        We may pursue new license opportunities. In each market we face competition for licenses from major international telecommunications companies as well as from local or regional competitors. While we typically try not to pay large amounts for mobile licenses, the competition for the granting or renewal of licenses is increasingly intense worldwide. As such, we might have to pay substantial license fees in certain markets, as well as meet specified network build out requirements. We may not be successful in obtaining or renewing any mobile telephone licenses or, if licenses are awarded, in obtaining those licenses on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we may not obtain such funding on satisfactory terms or at all.

         The industry is characterized by rapid technological change, which could render our products obsolete and cause us to incur substantial costs to replace our products.

        Fixed network and other system equipment used in the mobile telephone industry have a limited life and must be replaced frequently due to damage or as a result of ordinary wear and tear. In addition, substantial expansion of existing networks may be required to remain competitive. Our networks are based on the GSM standard. In our Latin American markets, Mauritius, Rwanda and in the near future Ghana and Tanzania, we have or will have both GSM and 3G networks. The GSM standard has been most appropriate for our markets because it has the greatest availability of handsets with strong functionality and has relatively low repair and maintenance costs. As new technologies are being developed besides GSM and 3G, such as fourth generation systems, including WiMAX and LTE (Long Term Evolution), equipment may need to be replaced or upgraded or a mobile telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. If our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations. LTE or 4G is currently under implementation in some countries. Its benefits are still unknown and we may have to invest a significant amount of money to follow competition and to secure our competitiveness with this technology.

         The mobile telephony sector may be forced to open up access to its spectrum which may create further competition.

        In line with current trends in the U.S. and European Union, where spectrum regulation may intend to change in such a way that spectrum formerly reserved exclusively for GSM operators could be opened to other uses, such as 3G or LTE, and/or new spectrum is freed such as the 700 or 2,000 Mhz band, we could find that new competitors are given access to our markets. Although we do not believe such changes will occur in our markets in near future, we believe these developments are likely to influence telecom regulatory trends in other parts of the world. If such trends become law in our markets, our competitive position in the relevant countries may be adversely affected.

         If we cannot successfully develop and operate our networks and distribution we will be unable to expand our customer base and will lose market share and revenues.

        Our ability to increase our customer base depends upon the success of the expansion and management of our networks and distribution. The build-out of our networks and distribution is subject to risks and uncertainties which may delay the introduction of service and increase the cost of network construction. Such uncertainties may include natural disasters, the risk of hurricanes, volcanic activity and earthquakes in Central America, and flooding in low-lying areas in Bolivia and Paraguay (as occurred in the first quarter of 2007). Other risks include sabotage and theft, which is an ongoing risk particularly in DRC. To the extent we fail to expand our network and distribution capabilities on a timely basis, we may experience difficulty in expanding our customer base.

        In addition, our ability to operate our operations successfully is dependent upon our ability to deploy and operate sufficient operational resources and networks. The failure or breakdown of key components of our networks, including hardware and software, may have a material negative effect on our profits and results of operations.

        Furthermore, we depend upon a small number of major suppliers for essential hardware, software and services, mainly network infrastructure and mobile devices. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, our business could be adversely affected.

         Transferring the ownership and control of our passive infrastructure could adversely impact the availability and quality of service we can offer to our customers.

        We have entered into three transactions in 2010 whereby we have sold and leased back a significant amount of our passive infrastructure in Africa. Through these transactions Millicom is losing ownership and control of the passive infrastructure which could potentially impact the quality of service we offer to our customers if the service provider cannot meet its contractual obligations.

         Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to expand successfully our operations.

        Our future operating results depend, in a significant part, upon the continued contributions of key senior management and technical personnel. Management of growth will require, among other things:

  •
  stringent control of network build-out and other costs;

  •
  excellence in sales, marketing and distribution;

  •
  continued innovative product development;

  •
  continued development of financial and management controls and information technology systems;

  •
  implementation and operation of adequate and effective internal controls;

  •
  hiring and training of new personnel; and

  •
  coordination among our logistical, technical, accounting, legal and finance personnel.

        Our success will also depend on our ability to continue to attract, retain, develop and motivate qualified personnel. Competition for personnel in our markets is intense due to scarcity of qualified individuals. Our failure to successfully manage our growth and personnel needs would have a material negative effect on our business and results of operations.

        In many cases in Africa, we have to use expatriate personnel at a higher cost due to the lack of technical expertise in the local markets. We are developing local expertise in-house but it may take time to have them fully operational.

         Our future growth will depend upon our ability to innovate and develop new products.

        We expect that a large part of our future growth in the coming years will come from new products and innovation. If we are unable to find attractive new products for our customers this could adversely impact our future growth as well as the sustainability of our existing business as customers could switch to other operators if they offer better new services than we do.

        Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or new regulatory and compliance requirements. In addition some of these new products may involve cash handling exposing us to additional risk of fraud and money laundering.

        For many of our new products, customers need a 3G handset to access them. The current cost of 3G handsets is high and we will need, at least initially to subsidise the cost of the handsets to our customers. These handset subsidies may put pressure on our profitability and may threaten our business model based on affordability as a whole.

         Our operations are dependent upon interconnection agreements and transmission and leased lines.

        Our operations are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government owned public telecommunications operators or competing mobile telephone operators. Our financial results are affected by the cost of transmission and leased lines to secure interconnection. We may not be able to maintain interconnection or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected to, reduce interconnection rates. As we are often one of the largest suppliers of telephone services in the countries in which we operate, this could reduce our revenue. For example, in December 2007, the Colombian regulator significantly reduced the interconnect rate, and in April 2010 the El Salvadorian regulator reduced mobile terminated call interconnect rates by 70%. As our customer base receives significantly more calls from other networks than it makes, the change in the interconnect rate has had a significant impact on the revenues and profitability of this operation.

         Current concerns about actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as extensive publicity or possible subsequent litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

        Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including aircraft guidance systems, automobile braking and steering systems (e.g. GPS), and civil and military radars. Although we expect that the actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks will not significantly adversely affect us, its actual impact is difficult to estimate. It may have the effect of reducing our customer growth rate, customer base or average use per customer, which could have a negative impact on the market price of our shares.

        If a link between electromagnetic or radio frequency emissions and adverse health concerns is demonstrated, government authorities are likely to increase regulation of mobile handsets and base stations. Mobile telephone operators, including us, and handset manufacturers may be held liable for all or part of the costs or damages associated with these concerns. Any such regulations, or any litigation brought by potential victims, could also have a materially adverse effect on our financial position and results of operations.

General Risks

         Our ability to generate cash depends on many factors beyond our control.

        Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditure or sell assets. We may have difficulty to access financial markets as we do not have investment grade rated credit. In addition, as a consequence of the financial crisis banks are refocusing on domestic markets and we are operating in Luxembourg with few national banks. This could impact the operating performance of our business.

         High levels of penetration for mobile phone services in some of our markets could have an impact on our future growth.

        Most of the Latin American markets where we operate now have mobile phone penetration levels close to 100% with the exception of Bolivia and to a lesser extent Guatemala. Although there are still opportunities for further growth, the high penetration rates in Latin America could lead to a slowdown in growth in those markets. Likewise, urban areas in the markets where we operate in Africa have a high penetration rate for mobile phones and opportunities for increasing the penetration rates in our African markets are largely in rural areas where Average Revenues Per User's (ARPU's) are lower and costs are higher, which could threaten our future profitability.

         Our debt may have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

        As of December 31, 2010, Millicom's total consolidated indebtedness was $2.3 billion. All of the consolidated indebtedness was our share of the indebtedness of our subsidiaries and joint ventures.

        Corporate guarantees issued by the Company secured $0.8 billion of the indebtedness of our operations at December 31, 2010. The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1.4 billion at December 31, 2010.

        If we substantially increase our level of indebtedness, it may have significant negative consequences for us. For example, it may:

  •
  require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditure and other general corporate purposes;

  •
  increase our vulnerability to adverse general economic or industry conditions or the loss of significant operations;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry or markets in which we operate;

  •
  limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

  •
  restrict us from making strategic acquisitions or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

  •
  reduce our ability to pay dividends and prevent us from meeting our commitments in respect of our dividend policy; and

  •
  place us at a competitive disadvantage compared to competitors who might have less debt.

         Our ability to receive funds from and to exercise management control over our operations can be dependent upon the consent of our partners who are not under our control. Disagreements or unfavorable terms in the agreements governing our joint ventures may adversely affect our operations.

        We participate in the following operations where we have local partners with sufficient minority rights to prevent us from having full control: Guatemala and Mauritius. Our participation in each operation differs from market to market. Often our ability to withdraw funds, including dividends, from these operations and to exercise management control over our partners depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be negatively affected if disagreements develop with our partners.

        We rely upon dividends and other payments from our operations to generate funds required to meet the Company's obligations. The local operations are legally separate and distinct from the Company and have no obligation to pay amounts due with respect to the Company's obligations or to make funds available for such payments. Our local operations do not guarantee the Company's obligations. The ability of our operations to make such payments to the Company is subject to, among other things, the availability of funds, the agreement of our partners, the terms of each operation's indebtedness and local law. The majority of our local operations have entered into financing facilities, which may be guaranteed by the Company, many of which restrict the payment of dividends by those operations to the Company. Claims of creditors of our operations, including trade creditors, will generally have priority over our claims and the holders of our indebtedness.

         Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

        At December 31, 2010, Investment AB Kinnevik, our largest shareholder, owned 37,835,438 shares in Millicom, representing approximately 35% of voting shares on that date. Kinnevik and its affiliates, having a significant ownership in Millicom, could have significant influence over our management and affairs. The influence that they have may potentially conflict with the Company's interests.

         Some of our directors hold positions with Investment AB Kinnevik ("Kinnevik"), which may present conflicts that may be resolved in a manner not consistent with your interests.

        Two Millicom board members hold executive and/or director positions with Kinnevik. Such position may create, or appear to create, potential conflicts of interest when decisions have to be made by the Board of Directors that may have different implications for the Company or Kinnevik. There is a risk that these conflicts may ultimately be resolved in a manner not consistent with your interests.

         The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

        We are incorporated under the laws of the Grand Duchy of Luxembourg (European Union). Most of our directors and executive officers are residents of countries other than the United States. Most or a substantial portion of our assets and those of most of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws. We have been advised by our Luxembourg counsel, Allen & Overy that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, is not enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute.

ITEM 4.    INFORMATION ON THE COMPANY

Background

Overview

        We are a global telecommunications group with mobile telephony operations in emerging markets. We also operate various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom Inc."), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group. Our strategy of being a low cost provider focused on affordable, prepaid in demand services using mass market distribution methods, has enabled us to continue to pursue growth while delivering operating profitability.

        As at December 31, 2010, we had 14 mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia. Millicom's operation in Sierra Leone was sold on November 25, 2009; and operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009 (see note 5). In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries and in Guatemala and Nicaragua.

        As at December 31, 2010, the countries where we had mobile operations had a combined population of approximately 267 million. This means that 267 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 38.6 million as at December 31, 2010.

        Some of our markets, especially in Africa, are attractive due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, lack of availability and high costs of such services, and low levels of disposable income. We believe there is still some opportunity for further growth in the markets in which we operate as our services are essential for communication, and we believe that demand for these services will result in continued growth in the percentage of GDP spent on our services. Furthermore, we believe that there is an opportunity to develop and market new services based on mobile telephony and we have structured our business around these four categories—communication, information, entertainment and solutions, so as to position Millicom as a customer-centric organisation.

Summary of Highlights and Recent Developments

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its cell sites.

        During September 2010, with our partners in Central America, we aligned the shareholding of our mobile and cable operations so as to improve their integration and to facilitate synergies.

        On November 30, 2010 we early redeemed the corporate 2013 10% Notes resulting in our entire debt being at operating level, improving tax efficiency and mitigating country risk.

        In December 2010, Millicom's operations in Tanzania and the Democratic Republic of Congo signed sale and lease-back agreements subsidiaries of Helios Towers Africa, for most of their cell sites.

        During the year we demonstrated our commitment both to enhancing the returns from holding Millicom shares, and to improving the efficiency of our capital structure by returning $300 million to shareholders through the repurchase of more than 3.2 million shares and paid $654 million in dividends.

Strategy

        Our strategy is to be a leading wireless/broadband operator in our markets and to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs whilst at the same time offering network quality and wide distribution. We believe that, given the relatively low mobile penetration levels in most of our markets compared to more developed markets, and increasing demand for mobile connectivity, we can continue to achieve significant growth in our customer base and maintaining our operating margins and improving cash flows. We also see large opportunities to develop new services beyond voice in the information category (3G/data), in entertainment and in solutions (banking). We have rolled out our tigo® brand across most of our operations and continue to focus on our triple "A" operating strategy:

  •
  Affordability—means the best value for money by offering competitive tariffs, but more importantly by having low denomination prepaid reload terms so that our services are suitable for low-income customers. This is vital in order to increase penetration levels, our rate of customer acquisition, and minutes of use.

  •
  Accessibility—means making the purchase of minutes or credit as easy as possible by providing ready access to prepaid services, whether through scratch cards or e-PIN, which enables customers to top-up their prepaid minutes over the air. As at December 31, 2010 Millicom had approximately 673,000 distribution outlets (approximately 566,000 as of December 31, 2009), which we believe place us ahead of our competitors in providing greater accessibility to and visibility of our prepaid services.

  •
  Availability—means having an extensive network with sufficient capacity so that mobile services are readily available to our customers in as many locations as possible. Millicom has invested substantially in its networks installing GSM, GPRS, EDGE and more recently 3G, and expanding these networks into rural as well as urban areas. As at December 31, 2010 and 2009 we had a total of over 13 thousand base stations in our mobile operations.

        Focus on growth.    We believe there are attractive opportunities for further growth in Africa due to relatively low mobile penetration levels (the weighted average penetration rate in our markets in Africa is 41% as at December 31, 2010) and increasing demand for additional services obtainable through mobile phones. Many of our markets, mainly in Africa, have high growth potential and substantial unmet demand for basic voice telephony services. We believe we can grow our customer base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We see more and more opportunities with value-added services ("VAS"), especially in more mature markets. VAS (non-voice) accounted for almost 25% of recurring revenues in the last quarter of 2010. We see a significant growth opportunity in the short to medium term in 3G/data services especially in Latin America and with mobility services, including banking, over the longer term. We will continue to invest in our existing mobile operations, where we believe we can generate attractive returns. In addition, we would consider opportunities to increase our equity ownership in those of our operations where we still have either joint-venture or non-controlling partners, provided it is permitted under the terms of our license, through buy-outs of our partners. We may, using a disciplined financial approach, participate in the consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in adjacent markets within existing financial guidelines and provided there is group-wide synergy potential. We will also look to continue our expansion into other services such as broadband in our existing markets. We will consider external growth opportunities that meet our risk and returns criteria outside our existing markets, mainly in Latin America and Africa.

        Improving cost efficiencies and capturing synergies.    We continue to seek ways to further reduce our cost base by rationalizing our operations. We maintain a strict centralized cost control program that lowers operating costs across our operations. In addition, we expect to realize additional synergies across our operations, such as sharing of information, human resources, best practices and technologies and centralized negotiations of financing and supply contracts for network equipment.

        As part of our asset productivity improvement program, we have now sold and leased back most of our towers in Ghana, Tanzania and the Democratic Republic of Congo, creating significant value through a combination of cash, reduction of operating expenses, decrease of future capital expenditure and retention of equity stakes in the newly created tower companies, which purchased our towers.

        Introducing new technologies.    We may consider introducing further new technologies in markets where customer demand is strong for the relevant technologies or products and where we believe the introduction of the new technologies are likely to generate substantial incremental revenue.

        Voice technologies, such as VoIP (Voice over Internet Protocol), are increasingly widespread. VoIP allows voice communication by sending data packages with voice encapsulated over data networks. These services are increasingly present in competing with fixed-line services and international calls rather than with mobile telephony services.

        Demand for broadband services continues to grow in some of our markets, particularly in the relatively mature markets in Latin America. We are meeting this growing customer demand, with our 3G (HSDPA) networks since this provides a very spectrally efficient wireless solution. This technology has been deployed in Latin America using the current existing 850 and 1900MHz spectrum.

        Other new technologies have appeared. One of them is Long Term Evolution (LTE) and mobile WiMAX 802.16m based on OFDMA technology. These technologies allow operators to have an all IP packet only connection. We may acquire LTE and/or WiMAX licenses or spectrum in our countries of operation where they are available to ensure we can offer LTE and/or WiMAX-based services at reasonable prices if and when our customers demand them.

        If future successful technologies are different from those adopted by us, we may decide that additional investment in network equipment and training is desirable.

        Introducing new products and services.    In 2011, Millicom will continue to launch innovative value-added services such as money transfers, bill payments, airtime credits, airtime transfers, music related services, gaming, social networking, interactive content services and advanced SMS services to address the needs of our customers. In 2010, Millicom rolled out mobile payment and transactional services in some of its markets providing added convenience to Millicom's customers. This roll-out will continue in 2011 and is another tool for us to attract and retain customers, reduce churn, increase customer loyalty and grow revenues and earnings.

        Sales, marketing and distribution.    We pursue a low-cost, innovative and high-impact approach to sales, marketing and distribution. Except in a few countries, we provide limited handset subsidies to our customers. As a result, we typically have lower overall customer acquisition costs than operators in developed countries. In addition, we are focused on strengthening our distribution footprint and expanding our mass-market customer reach by distributing prepaid reloads through mass-market or retail outlets such as local convenience stores, newspaper stands, and street vendors.

        We believe that our focus on branded prepaid services helps us to expand our market share and reduces our operating costs. We focus our advertising on cost-effective promotions. We have rebranded almost all of our products under the tigo® brand.

Competitive Strengths

        We believe that our competitive strengths enable us to benefit from increasing demand for the services provided by mobile operators in emerging markets. Our competitive strengths include:

        Established prepaid operator.    Our focus on prepaid mobile services for the mass market offers the advantage of lower customer acquisition and operating costs, which typically results in higher margins and a faster average payback time. In addition, prepaid services prevent bad debt issues and reduce billing and collection costs. The introduction of prepaid mobile services has opened up the market for mobile services to customers previously denied access to mobile service.

        Delivering profitable growth.    One of our key strengths is our ability to grow our businesses while improving our operating profitability. We have generally been able to acquire licenses at low cost with minimum build-out requirements. We aim to achieve strong customer growth while decreasing customer acquisition costs through creation of well-known perceived price leading brands. Additionally, we have developed an extensive low cost distribution network in most of our operations that provides our customers with broad service coverage, further leveraging our brand name.

        Leading market positions.    We enjoy number one and two market positions in 12 out of 14 markets which allows us to benefit from economies of scale and to improve our margins with more on-net calls.

        Track record of innovation.    We believe that innovation is another key to our success. In nearly all our markets, we were the first to launch branded prepaid mobile services (now prevalent in our markets). We have been the first to focus on non-traditional distribution channels to increase mass-market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced sales and marketing costs. We have also introduced e-PIN and per second billing in most of our markets. We are offering 3G broadband services in our Latin American markets, Mauritius, Rwanda and soon in Ghana and Tanzania. We are offering WiMAX services in selected countries where we have acquired WiMAX licenses (such as in Paraguay, Bolivia and El Salvador), and will continue to expand if and when our customers demand these services and we are able to provide them at reasonable prices. As we focus on prepaid services and low costs, we believe that we offer the best value proposition to the customer. Value Added Services (VAS) represented close to 25% of recurring revenues in the fourth quarter of 2010.

        Low operating costs and high capital efficiencies.    We establish services in markets that we believe offer high potential financial returns and substantial operational leverage. We operate sizeable networks covering areas of the highest population density and business activity. Any further build-outs of our network infrastructure are demand driven. In addition, our migration to GSM has lowered our investment per capacity minute with faster payback times. Our strategy of outsourcing maintenance and operation of towers, whilst retaining equity stakes in the tower operating companies will further improve efficiency and contribute to lower overall operating costs.

        Integrated strategy.    We actively pursue the many synergies inherent in our multi-country operations and the increasing scale in our existing markets. Such synergies include sharing information and best practices in services, human resources, technologies and market strategies; centralized negotiation of financing and of supply contracts for network equipment, and the rollout of the single tigo® brand to most of our operations. For example, our operations in Africa have been able to draw on the operational and managerial experiences and resources of our operations in Central and South America. We are in the process of implementing a common financial platform (ERP—Enterprise resource planning) in all our markets during 2011 and 2012. Likewise we are investing to have a common CRM (customer relationship management) platform in all countries.

        Diversified operations.    We believe our 14 mobile operations based in 14 countries on three continents at December 31, 2010 provide a balance of established cash flow generation and further growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency.

        Highly skilled senior management.    Our highly skilled senior management has extensive experience in both the Telecommunications Industry and the Fast-Moving Consumer Goods sector, which are critical to properly implement our operating strategy. Many of our senior executives have spent more than 10 years working in emerging markets and have demonstrated their ability to manage costs in rapidly growing businesses and starting up and successfully integrating new businesses.

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

        Licenses are generally sought through competitive application processes in which licenses are awarded on the merits of applications. In some cases, our operations pay royalties on revenue or income to governments and all of our mobile operations pay interconnection fees to other telecommunications operators during the license period. Although the pursuit of mobile telephone licenses is usually highly competitive, historically our operating companies have been successful in obtaining licenses over other license applicants, including major international telecommunications companies.

        From time to time, Millicom encounters difficulties when negotiating terms of existing licenses. Millicom is currently engaged in a dispute with the Senegalese government regarding maintenance of the existing Sentel license. Millicom's commitment to its business in Senegal remains strong and its subsidiaries Millicom International Operations, B.V. and Sentel intend to vigorously pursue all available remedies in the matter before an international arbitration forum. In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID's jurisdiction made by Senegal. On November 10, 2010, Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal. The ICSID arbitration proceedings continue and the arbitration panel has scheduled a hearing on the merits beginning in November 2011. Millicom remains in effective control of its Senegalese operations and is seeking ways to find an amicable solution with the Senegalese authorities, and a decision on the merits of the case is expected for December 2011 at the earliest.

Management Structure

        The Millicom management team is led by Chief Executive Officer and President, Mikael Grahne, previously Chief Operating Officer of Millicom for 7 years, who took over the position from the former Chief Executive Officer, Marc Beuls, on March 2, 2009. The Chief Executive Officer has overall responsibility for the business and Millicom's strategy. Our Chief Financial Officer, Francois-Xavier Roger, oversees the financial, administrative and accounting areas. We primarily operate in three major geographic regions of the world: Central America, South America and Africa. Mario Zanotti is our Head of Latin America (Central and South America) and Regis Romero is our Head of Africa. They both report directly to our Chief Executive Officer and are responsible for day-to-day operations. We believe this structure allows us to maintain a high degree of coordination, cooperation and sharing of information among the various managers while providing a degree of regional responsibility that ensures quick and effective decision making.

The Industry

Mobile Telecommunications Industry Overview

        Mobile Telecommunications Technology.    Mobile telecommunication systems are capable of providing high quality, high capacity voice and data communications to and from mobile handsets and devices. Mobile telecommunications systems are capable of handling thousands of calls simultaneously and providing data service to hundreds of thousands of customers in any particular area.

        Mobile telecommunications technology is based upon the division of a given geographical area into a number of cells and the simultaneous use of radio channels in non-contiguous cells within the system. Each cell contains a low power transmitter/receiver at a base station that communicates by radio signal with mobile devices in that cell. Each cell is connected by microwave or optical fiber to a central switching point or Mobile Switching Center (MSC or "switch") that controls the routing of calls and data, and which in turn, is connected to the public switched telephone network, if one exists, or to other mobile and/or fixed telecommunication operators. It is the switch's mobility management function that allows mobile telephone users to move freely from cell to cell while continuing their calls or data transmission through a process called hand-off.

        Mobile telecommunications systems generally offer customers the features offered by the most up-to-date fixed-line telecommunications services. Mobile telecommunications systems are interconnected with both the fixed-line telecommunications network and other mobile networks. As a result, customers can receive and originate local, long-distance and international calls from their mobile telephones as well as receive or transmit data. Mobile telecommunications system operators therefore require an interconnect arrangement with the local fixed-line telecommunications companies and/or other mobile network operators, and the terms of such arrangements are material to the economic viability of the system.

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

        Millicom uses mainly GSM/GPRS/EDGE technology that is 3G enabled in some operations. GSM is a digital standard for mobile telecommunications systems that countries have adopted as a common standard. GSM offers increased value-added services and enables transmissions to be made in encrypted form so that conversations cannot easily be intercepted. The GSM system allows customers to use their mobile telephones in any country where the GSM system has been adopted and where appropriate roaming agreements are implemented, providing increased mobility and flexibility. GSM systems are the most ubiquitous worldwide.

        In the United States, a number of digital standards have been developed and are being deployed. One of them is Code Division Multiple Access (CDMA), which is also popular in some parts of South America and in the Asia-Pacific region. An enhanced version of CDMA is the technology used for the third generation mobile systems (3G) called WCDMA and CDMA2000 1X. All third generation (3G) networks support high data bandwidth applications such as full motion video, video conferencing and full internet access to mobile devices.

        WiMAX stands for Worldwide Interoperability for Microwave Access and is a wireless industry coalition whose members organized to advance IEEE 802.16 standards for broadband wireless access (BWA) networks. WiMAX 802.16 technology is expected to enable multimedia applications with wireless connections.

        Competing Technologies.    Some niche technologies are available for certain services. One of these technologies consists of Trunking services that are also deployed using radio communications with a cell technology and allows mobility for the user, but do not provide full duplex communication among users. This limitation makes this service less desirable and results in low competition as few operators use this technology. Another technology being deployed is "Push to talk" or "Push over Cellular" which utilizes the mobile telephony network capability of handling data to allow a service similar to Trunking but using more sophisticated mobile handsets. These services are complementary to mobile services and are usually deployed as an additional product within mobile services.

        Voice technologies, like VoIP (Voice over Internet Protocol), are increasingly widespread. VoIP allows voice communication by sending data packages with voice encapsulated over data networks. These services are increasing their presence to compete with fixed-line services and international calls rather than with mobile telephony services.

        New competing technologies have started to be deployed. 3G (WCDMA), using HSDPA, since this provides a very spectrally efficient wireless solution. This technology is being deployed in Asia and Africa in the 2100MHz spectrum while in the Americas 3G is using the existing 850 and 1900MHz spectrum.

        During the last two years, in our Latin America markets we have introduced 3G networks based on W-CDMA/HSDPA (High-Speed Downlink Packet Access). WCDMA is a system based on the third generation (3G) of mobile phone standards and technology that allows the transmission of large volumes of data at high speeds. 3G technologies enable us to offer our users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. 3G enables us in Latin America, Mauritius, Rwanda and Tanzania to offer new services to our corporate as well as prepaid users like video calls, mobile broadband data, and full internet experience with richer mobile content. The main reasons to introduce 3G/HSDPA networks are:

        New market opportunities.    It allows us to enter new markets and provide new services, such as the wireless broadband market, which we believe has significant growth potential.

        Increased data and voice capacity.    Our new 3G networks give us more capacity to provide data and voice services than our existing GSM network using our current spectrum.

        Cost effective deployment.    3G networks can be co-located with existing infrastructure allowing faster and more cost effective network deployment.

        Other new technologies have also recently appeared, such as Long Term Evolution (LTE), mobile WiMAX 802.16m and Ultra Mobile Broadband (UMB) based on a new OFDMA technology. This allows operators to have an all IP packet only connection. Most of the largest mobile operators in the world, including Millicom, are choosing the LTE evolution path.

        In the event that future successful technologies are different from those adopted by the Company, the Company will have to make additional investments in network equipment replacement and training.

        Operating Characteristics.    The mobile telecommunications industry is typically characterized by high fixed costs and low variable costs. Until technological limitations on total capacity are approached, additional mobile telecommunications system capacity can usually be added in increments that closely match demand and at less than the proportionate cost of the initial capacity. The industry is also seeing declining equipment prices in real terms. Once revenues exceed fixed costs, incremental revenues are expected to yield an increasing operating profit, giving mobile operators an incentive to stimulate and satisfy demand for their services in the market. The amount of profit, if any, under such circumstances is dependent upon, among other things, prices and variable marketing costs, which, in turn, are affected by the amount and the extent of competition. As competition increases in markets, prices have fallen with the result that revenues and operating profits increase at a lower rate than customer growth. In addition, as penetration rates increase, there is a tendency for a higher proportion of new customers to use prepaid services. Prepaid customers tend to have lower usage than credit customers, but the operating margin on prepaid is generally higher than with credit customers as the risk of customer bad debt is eliminated and there is generally no subsidizing of handsets.

        As these services are using radio spectrum which are generally monitored and regulated by governments, the utilization of frequencies generally requires that appropriate licenses are obtained from pertinent authorities. The granting of licenses may involve significant fees, either paid as fixed upfront amounts or as variable charges.

Development of the Mobile Telecommunications Industry

        Mobile Telecommunications in Developed Countries.    The first mobile telecommunications networks were introduced in Scandinavia in the early 1980's and experienced modest growth for the first few years. Over recent years, mobile telecommunications have grown rapidly. All developed countries now have mobile telecommunication service and the levels of penetration have increased substantially in these countries.

        Given the rapid growth of mobile telecommunication traffic in developed countries and high levels of penetration, the industry is increasingly introducing new technologies that will expand capacity and improve service. In most developed markets, mobile operators have already implemented "third generation" mobile technology and are starting to introduce "fourth generation" mobile technology that will allow faster access to the Internet.

        Mobile Telecommunications in Developing Countries.    While the mobile telecommunications industry is well-established in the developed world, the mobile telecommunications industry in the developing world is still in a growth phase. Millicom believes that mobile telecommunications will continue to grow in developing countries because of poor quality of existing fixed-line services, unsatisfied demand for basic telecommunications service, and increasing demand from users seeking convenience of mobile telephones. In some countries the mobile communications network provides significantly improved access to local and international fixed-line networks compared with the existing fixed-line service, as well as access to the Internet. Penetration rates (the number of customers per 100 people) are lower in Africa than in developed countries. Consequently, Millicom believes that its markets still offer attractive growth potential.

        For developing countries, mobile telecommunications networks can represent a faster and more cost-effective method of expanding telecommunications infrastructure than traditional fixed-line networks. Fixed-line networks involve extensive outside infrastructure in the form of buried or overhead cable networks, while mobile telecommunications networks require less construction activity. Mobile telephony can also be a good base to offer new services to customers in emerging markets as the mobile telephony industry has access to a very large customer base and has the capability to collect small amounts of money at low cost.

Other Mobile industry trends

        Another trend in the mobile industry, and a new market opportunity, is the integration of mobile services with broadband, fixed line and cable TV services to offer packages known as "triple" and "quadruple" play services.

Competitive Position in the Market

        The following table shows certain estimated information regarding the competitive position of Millicom's operations in each of its mobile telephony markets as at December 31, 2010. This information was derived from active customers based on interconnect activity on our own networks. Millicom operates in developing economies and markets and believes that the data research available in these countries is not always accurate, consistent or verifiable. Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of Millicom's mobile telephony operations in comparison to its competitors.

Estimated Market Share Ranking at December 31, 2010(i)
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%	Less than 10%	December 31, 2010(i)
Central America
El Salvador	—	Millicom	Am. Movil Telefonica Digicel	Red Intelfon	1 of 5
Guatemala	Millicom	Am. Movil	Telefonica	—	1 of 3
Honduras	Millicom	—	Am. Movil	Hondutel	1 of 4
Digicel
South America
Bolivia	—	Entel	—	—	2 of 3
Millicom
NuevaTel
Colombia	Am. Movil	—	Telefonica	Millicom	3 of 3
Paraguay	Millicom	Personal	—	Am. Movil	1 of 4
Vox
Africa
Chad	Millicom	Celtel	—	—	1 of 2
DRC	—	Millicom	Vodacom	Standard	1 of 5	(ii)
		Celtel	CCT
Ghana	MTN	Millicom	Vodafone	Airtel	2 of 5
Expresso
Mauritius	Orange	Millicom	—	Mahanagar T.	2 of 3
Rwanda	MTN	—	Millicom RwandaTel	—	2 of 3
Senegal	Sonatel Mobiles (France T)	Millicom	—	Expresso Kirene	2 of 4
Tanzania	—	Vodacom Millicom Zain	—	Zantel TTCL Mobile Bol Dovetel	2 of 7
Asia
Laos	Lao Tel.	—	ETL Mobile Millicom	Lao Asia Tel. (LAT)	3 of 4

(i)
Source: Millicom market share derived from active customers based on interconnect activity on our own networks.

(ii)
Kinshasa/Bas Congo area.

Operations

Description of operations

        Descriptions of each of our operations and other related businesses are provided below. The description of our operations is divided into the following regions and businesses*:

        Central America—Millicom's mobile operations comprise El Salvador, Guatemala and Honduras.

        South America—Millicom's mobile operations comprise Bolivia, Colombia and Paraguay.

        Africa—Millicom's mobile operations comprise Chad, Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania. Millicom's operation in Sierra Leone was classified as discontinued in 2008 and sold on November 25, 2009 (see note 5).

        Cable—Millicom's cable, broadband, television, fixed telephony and corporate data business is across Central America.

        Asia—Millicom's mobile operations comprise Laos. The entire Asia segment was classified as discontinued in 2009. Millicom's operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009 (see note 5).

        The table below sets forth our revenue from continuing operations by operating segment, in percent of total revenues, for the periods indicated.

	2010	2009	2008	2007	2006
Central America	36%	39%	44%	48%	55%
South America	35%	32%	32%	33%	23%
Africa	23%	23%	23%	19%	22%
Cable	6%	6%	1%	—	—
Total	100%	100%	100%	100%	100%

*
We are in the process of integrating our cable and mobile operations in Central America to generate synergies. As a consequence we expect to report both cable and mobile operations together in the Central American segment in 2011.

Subsidiaries and their Market Presence

        The following table shows certain information for each of Millicom's mobile operations as at December 31, 2010.

Market	Company Name	Ownership	Method of Consolidation(1)	Start-Up/ Acquisition Date	Estimated Population of Area under License(2)	Mobile Penetration as of December 31, 2010(3)
		(percent)			(million)	(percent)
Central America
El Salvador	Telemóvil El Salvador S.A.	100.0%	S	1993	6	102%
Guatemala	Comunicaciones Celulares S.A.	55.0%	JV	1990	14	84%
Honduras	Telefónica Cellular S.A.	66.7%	S	1996	8	86%
South America
Bolivia	Telefónica Celular de Bolivia S.A.	100.0%	S	1991	10	65%
Colombia	Colombia Móvil S.A. E.S.P.	50.0% +1 share	S	2006	44	95%
Paraguay	Telefónica Celular del Paraguay S.A.	100.0%	S	1992	6	93%
Africa
Chad	Millicom Tchad S.A.	100.0%	S	2004	11	23%
DR of Congo	Oasis S.P.R.L.	100.0%	S	2005	71	41%
Ghana	Millicom Ghana Company Limited	100.0%	S	1992	24	57%
Mauritius	Emtel Limited	50.0%	JV	1989	1	86%
Rwanda	Tigo Rwanda S.A.	87.5%	S	2009	11	26%
Senegal	Sentel GSM S.A.	100.0%	S	1999	12	58%
Tanzania	MIC Tanzania Limited	100.0%	S	1994	43	34%
Asia
Lao People's D.R.	Millicom Lao Co. Limited	74.1%	S	2003	6	50%

Total					267

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

(2)
Source: The U.S. Central Intelligence Agency's "The World Factbook" for 2010.

(3)
Source: Millicom. We derive penetration rates from estimates of the total active customers in the relevant market based on interconnect traffic.

Selected Operating Data

        The following table presents, at the dates and for the periods indicated, selected operating data for each of Millicom's mobile continuing operations.

	As at December 31,
	Total Customers			Prepaid Customers as % of Total Customers
Market	2010	2009	2008	2010	2009	2008
Central America
El Salvador	2,728,136	2,780,229	2,528,056	89%	92%	92%
Guatemala	6,308,543	5,379,467	4,413,519	95%	96%	97%
Honduras	4,448,317	4,742,014	4,239,676	93%	95%	95%
Subtotal Central America	13,484,996	12,901,710	11,181,251	93%	95%	95%
South America
Bolivia	2,404,406	2,023,412	1,399,048	92%	93%	94%
Colombia	4,293,423	3,743,671	3,313,851	81%	83%	87%
Paraguay	3,441,423	3,048,134	2,747,872	86%	89%	90%
Subtotal South America	10,139,252	8,815,217	7,460,771	85%	87%	90%
Africa
Chad	1,429,350	1,017,159	541,159	100%	100%	100%
DR Congo	2,156,151	1,511,105	1,048,419	100%	100%	100%
Ghana	3,525,146	3,094,176	2,887,927	100%	100%	100%
Mauritius	471,579	437,428	421,683	92%	92%	93%
Rwanda	549,532	74,785	—	100%	—	—
Senegal	2,356,064	2,090,067	1,852,461	100%	100%	100%
Tanzania	4,477,510	3,978,457	2,297,003	100%	100%	100%
Subtotal Africa	14,965,332	12,203,177	9,048,652	100%	100%	100%
Total	38,589,580	33,920,104	27,690,674	94%	95%	95%

CENTRAL AMERICA

        Millicom's mobile operations in Central America are located in El Salvador, Guatemala and Honduras. Our Central American licenses covered approximately 28 million people as at December 31, 2010.

El Salvador

Population:	6 million
2010 GDP real growth:	1.2%
GDP per capita:	$7,300

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

  Economy

        Despite being the smallest country geographically in Central America, El Salvador has the third largest economy in the region. The economy took a hit from the global recession and GDP contracted by 3.5% in 2009. The economy began a slow recovery in 2010 on the back of improved export and remittances figures. El Salvador's service-oriented economy depends largely on remittances and low-cost textile and agricultural exports. As of November 2010, remittances increased 2.3% compared to the same period in 2009, driven primarily by economic recovery in the U.S. Low-cost textile manufacturing, better known as 'maquilas', increased 1.3% as of September 2010 compared to the same period in 2009, while 'maquilas' exports increased 14.9% for the same period. Importantly, employment in the private and public sector, as of September 2010, increased 2.8% and 2.6% respectively, driven primarily by economic recovery in the manufacturing sector. For the same period, agricultural production increased 5.0%, stimulated by favorable international prices and credit alternatives. Remittances accounted for 16% of GDP in 2010, and about a third of all households receive these transfers. El Salvador has promoted an open trade and investment environment, and has embarked on a wave of privatizations extending to telecom, electricity distribution, banking, and pension funds. With the adoption of the US dollar as its currency in 2001, El Salvador lost control over monetary policy. Any counter-cyclical policy response to the downturn must be through fiscal policy, which is constrained by legislative requirements for a two-thirds majority to approve any international financing.

  Telecommunications

        El Salvador's telecommunications market is amongst the most liberalized in Central America. In 1996, the government passed a telecommunications law designed to encourage competition in all areas of the sector and permitted foreign investment for the first time. The law governs all activities of the telecommunications sector, with particular emphasis on the regulation of the public telephony service, utilization of radio spectrum, access to essential resources and numbering plans. Since the sector privatization in 1998, foreign and local operators have made significant investments in infrastructure improvement. This has resulted in considerable growth in the number of mobile connections, partly as a result of the underdeveloped fixed-line network with waiting time for connections often running to several years. Mobile operators have capitalized on this by offering fast, high quality service with nationwide coverage.

        Millicom has a 100% equity interest in Telemóvil El Salvador, S.A. (Telemóvil). Millicom accounts for this operation as a subsidiary using the full consolidation accounting method.

        Telemóvil launched its operations in 1993 and was the only mobile services provider until 1999. Since its entry into the market, Telemóvil has expanded its coverage of the main cities rapidly and remains the market leader. The GSM network was launched in August 2004. Services offered also include broadband internet, fixed wireless telephony and public telephony. Telemóvil's 3G/HSDPA network was launched in September 2008 offering services such as video calls, mobile internet (datacards) and all current 3G network telecommunication services. Telemóvil was awarded a 15-year mobile license in September 1991 which was subsequently extended until 2018. Telemóvil acquired WiMAX spectrum in 1998. As at December 31, 2010, Millicom's network in El Salvador comprised of 937 cell sites and covered 92% of the total population.

        In 2010 there were 5 mobile services providers in the country. Telefónica and Telecom (initially owned by France Telecom) entered the market in 1999 as the second and third mobile operator, respectively. Digicel (privately owned) entered the market in 2001 with a GSM network as the fourth operator. Digicel was subsequently acquired by the Caribbean operator with the same name. América Móvil of Mexico acquired France Telecom's interest in Telecom in 2003. In October 2005, Intelfon (privately owned) entered the market as the fifth mobile operator, offering services based on the iDen push-to-talk technology.

Guatemala

Population:	14 million
2010 GDP real growth:	2.2%
GDP per capita:	$5,200

        Guatemala's government system is a constitutional democratic republic. In 1996, peace accords were signed which brought an end to a 36-year civil war. Although Guatemala has completed a successful transition from military to civilian government, the military retains considerable political power. In November 2007, Mr. Alvaro Colom was elected President with 52.82% of votes. Mr. Colom's UNE Party, is of center-left tendency and does not control the majority of seats in Congress. Elections are due to take place in September 2011 and many political parties have commenced preparation activities in what is widely expected to be a tight contest.

  Economy

        Guatemala is the most populous of the Central American countries with a GDP per capita roughly one-half that of the average for Latin America and the Caribbean. The agricultural sector accounts for nearly 15% of GDP and half of the labor force; key agricultural exports include coffee, sugar, and bananas. In 2010 economic growth was stable compared to 2009, despite oil price increases, deterioration in security, an increase in natural disasters and little demonstrable improvement from actions to address poverty. Remittances increased by 6% over 2009 and GDP growth was almost 3%. Economic growth fell in 2009 as export demand from US and other Central American markets fell and foreign investment slowed amid the global recession, but the economy recovered gradually in 2010 and is forecast to return to more normal growth rates by 2012.

        The 1996 peace accords, which ended 36 years of civil war, removed a major obstacle to foreign investment, and since then Guatemala has pursued important reforms and macroeconomic stabilization. The Central American Free Trade Agreement (CAFTA) entered into force in July 2006 spurring increased investment and diversification of exports, with the largest increases in ethanol and non-traditional agricultural exports. While CAFTA has helped improve the investment climate, concerns over security, the lack of skilled workers and poor infrastructure continue to hamper foreign direct investment. The distribution of income remains highly unequal with the richest decile comprising over 40% of Guatemala's overall consumption. More than half of the population is below the national poverty line and 15% lives in extreme poverty. Poverty among indigenous groups, which make up 38% of the population, averages 76% and extreme poverty rises to 28%. 43% of children under five are chronically malnourished, one of the highest malnutrition rates in the world. President Colom entered into office with the promise to increase education, healthcare, and rural development, and in April 2008 he inaugurated a conditional cash transfer program, modeled after programs in Brazil and Mexico, that provide financial incentives for poor families to keep their children in school and get regular health check-ups. Given Guatemala's large expatriate community in the United States, it is the top remittance recipient in Central America, with inflows serving as a primary source of foreign income equivalent to nearly two-thirds of exports.

  Telecommunications

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

        Comcel operates GSM/GPRS/EDGE and 3G/HSDPA networks. The GSM/GPRS/EDGE network was launched in August 2004 and the 3G/HSDPA network was launched in August 2008. Comcel also provides international long-distance services, roaming service, internet services and local telephony services. In January 1990, Comcel was awarded its initial 20-year license to operate a nationwide 800MHz network. In March 2003, Comcel was awarded a revised license to operate 10MHz of frequency for a period of 15 years until 2018. In August 1998, as validated in October 2001, the license to operate another 4MHz spectrum was awarded for the period until 2013. This license can then be extended for a further 15 years. Comcel acquired 25 MHz in the 2.5 GHz spectrum to operate WiMAX in July 2006. As at December 31, 2010, Millicom's network in Guatemala comprised of 2,541 cell sites and covered 99% of the total population.

        Comcel was the first mobile operator in Guatemala when it launched commercial operations in 1990. The operation enjoyed a sole provider position until 1999 when Telefónica and Telgua (owned by América Móvil) entered the market as the second and third operators. In 2001, BellSouth of the U.S. entered the market as the fourth operator and Telefónica of Spain acquired BellSouth's operations in 2004. América Móvil offers an integrated telecommunications solution including fixed and mobile telephony, cable TV and internet services. América Móvil and Telefónica are Comcel's most challenging competitors. In March 2003 two additional mobile licenses were granted. One license was granted to Electrónica Industrial, S.A., which sold the usufruct of the spectrum to Comcel in November 2006. The other license was granted to Digicel Guatemala S.A., which in 2009 was purchased by Comcel, after Digicel failed to obtain an interconnection agreement with any other operators.

Honduras

Population:	8 million
2010 GDP real growth:	2.2%
GDP per capita:	$5,200

        Honduras's government system is a democratic constitutional republic. Since the regional peace process in the late 1980s, democracy in Honduras has been strengthened. Presidential elections took place in November 2005, with the opposition candidate Manuel Zelaya Rosales of the Partido Liberal party being elected and taking office in January 2006. Mr. Rosales left power in June 2009 and an intermediary government took his place to run the country until the new elections, held in November 2009 with the same political parties leading the polls, and won by Porfirio Lobo Sosa, the candidate running for the National Party. This new government has largely been accepted by the international community.

  Economy

        Honduras, the second poorest country in Central America, suffers from extraordinarily unequal distribution of income, as well as high underemployment. While historically dependent on the export of bananas and coffee, Honduras has diversified its export base to include apparel and automobile wire harnessing. Nearly half of Honduras's economic activity is directly tied to the US, with exports to the US equivalent to 30% of GDP and remittances for another 20%. The US-Central America Free Trade Agreement (CAFTA) came into force in 2006 and has helped foster foreign direct investment (FDI), but physical and political insecurity may deter potential investors; about 70% of FDI is from US firms. The economy registered marginally positive economic growth in 2010, insufficient to improve living standards for nearly 60% of the population in poverty. The Lobo administration inherited a difficult fiscal position with off-budget debts accrued in previous administrations and government salaries nearly equivalent to tax collections. His government has displayed a commitment to improving tax collection and cutting expenditures. This enabled Tegucigalpa to secure an IMF Precautionary Stand-By agreement in October 2010. The IMF agreement has helped renew multilateral and bilateral donor confidence in Honduras following the Zelaya administration's economic mismanagement and the political coup.

  Telecommunications

        The Comisión Nacional de Telecomunicaciones (Conatel) was created in October 1995 as the national regulatory authority and reports directly to the Ministry of Telecommunications. It operates a licensing system for all telecommunication services in Honduras and is in charge of promoting the modernization and development of the sector by encouraging private investment, free competition and improved quality of service. Although Empresa Hondureña de Telecomunicaciones (Hondutel), the state owned national incumbent operator, has a monopoly over local and long-distance telephony services, the government has opened value-added services and mobile telephony to competition. Mobile operators have the right to carry international traffic for their own customer base.

        Millicom has a 66.67% equity interest in Telefonica Celular S.A. (Celtel). The remaining 33.33% of Celtel is owned by Proempres Panama S.A. (Proempres), a privately-held company controlled by our local partners, Mr. Roberto Isaias Dassun and other members of his family. On July 1, 2010 Millicom reached agreement with Proempres whereby Proempres granted Millicom an unconditional call option for the next five years for its 33% stake in Celtel and Millicom granted to Proempres a put option for the same duration in the event of a change of control of Millicom. As a result of the above agreement as from July 1, 2010 Millicom accounts for this operation as subsidiary using the full consolidation accounting method.

        Celtel operates a GSM/GPRS/EDGE network and a 3G/HSDPA network. The 3G/HSDPA network was launched in August 2008. Celtel also provides international long-distance services and local telephony services. In June 1996, Celtel was awarded a 10-year license to operate a nationwide mobile network for a price of US$5.1 million. The license was transformed into a 25-year license in March 2005 with an expiry date of June 2021 at a cost of US$4.8 million. Celtel has already acquired a WiMAX license but have not yet performed a commercial launch. As at December 31, 2010, Millicom's network in Honduras comprised of 1,433 cell sites and covered 95% of the total population.

        Celtel launched commercial operations in 1996 as the first mobile operator in Honduras and today operates a GSM and a 3G network. Until late 2003, Celtel enjoyed sole provider status in the mobile market, when Megatel entered the market with a GSM network as the second operator. In the first quarter of 2008, Megatel launched its 3G Network. The third mobile license was issued to Hondutel (the State owned fixed line incumbent) but its operations have only limited coverage in the 5 main cities of the country. A fourth license was issued to Digicel Honduras S.A., who launched operations on November 2008 with a GSM network.

SOUTH AMERICA

        Millicom's mobile operations in South America are located in Bolivia, Colombia and Paraguay. Our South American licenses covered approximately 60 million people as at December 31, 2010.

Bolivia

Population:	10 million
2010 GDP real growth:	3.8%
GDP per capita:	$4,800

        Bolivia's system of government is a Unitary Democratic Republic. The government has pursued an economic and social reform agenda since the early 1990s. Democratic civilian rule was established in 1982, but leaders have faced difficult problems of deep-seated poverty, social unrest and illegal drug production. In December 2005 Bolivians elected Movement Toward Socialism leader Evo Morales as president by the widest margin of any leader since the restoration of civilian rule in 1982, after he ran on a promise to change the country's traditional political class and empower the nation's poor majority. However, since taking office, his controversial strategies have exacerbated racial and economic tensions between the Amerindian populations of the Andean west and the non-indigenous communities of the eastern lowlands. One of these strategies was the "recuperation of the natural resources to the hands of the state": nationalization of the entire hydrocarbon sector (gas, production, transportation, refining, and storage companies), the main mining companies, and also Entel, the main telecom operator previously privatized in 1997. This nationalization process has been confirmed under the new constitution approved in January 2009. New elections were held in December 2009 and Evo Morales was confirmed as president in January 2010. The government has majorities in both the senate and parliament, resulting in increased social stability and smoother enactment of new laws.

  Economy

        Bolivia is one of the poorest and least developed countries in Latin America. Following a disastrous economic crisis during the early 1980s, reforms spurred private investment, stimulated economic growth, and cut poverty rates in the 1990s. The period 2003-05 was characterized by political instability, racial tensions, and violent protests against plans—subsequently abandoned—to export Bolivia's newly discovered natural gas reserves to large northern hemisphere markets. In 2005, the government passed a controversial hydrocarbons law that imposed significantly higher royalties and required foreign firms then operating under risk-sharing contracts to surrender all production to the state energy company in exchange for a predetermined service fee. After higher prices for mining and hydrocarbons exports produced a fiscal surplus in 2008, the global recession in 2009 slowed growth. A decline in commodity prices that began in late 2008, a lack of foreign investment in the mining and hydrocarbon sectors, a poor infrastructure, and the suspension of trade benefits with the United States pose challenges for the Bolivian economy. The country is a major producer of tin and gold, and, although its exports of zinc and silver are small parts of the world market, they account for a significant portion of export earnings. Bolivia also has reserves of antimony, tungsten (wolfram), lead, copper, and lithium.

  Telecommunications

        The new constitution guarantees the "concession previous rights". As a result, our Concession Contract rights were not affected. One of the most relevant changes resulting from the new constitution was the elimination of the Sirese system, an autonomous government agency responsible for regulating the five basic utility sectors: telecommunications, electricity, transport, oil and gas and water. These functions were taken over by a Government Ministry. Regulations to require registration by users of fixed line and mobile services entered into force in 2010. Renegotiation of concession contracts are expected in the near future with a focus on coverage and quality of service.

        Millicom has a 100% equity interest in Telefonica Celular de Bolivia S.A. (Telecel Bolivia). Millicom accounts for this operation as a subsidiary using the full consolidation accounting method.

        Telecel Bolivia launched commercial operations in 1991 through an offering of analogue mobile services in Bolivia's three main cities of La Paz, Santa Cruz and Cochabamba. Telecel Bolivia introduced the first prepaid mobile telephony offering in Bolivia at the end of 1996 and launched digital services through its TDMA network in 1997. Telecel Bolivia started offering nationwide GSM services in December 2005 and was the first and only operator in Bolivia to offer 3G services since 2008. Telecel Bolivia was awarded a 20-year license in 1990 to operate a mobile network in Bolivia's three main cities (La Paz, Santa Cruz and Cochabamba). The license was extended in 1995 and will expire in November 2015. Telecel Bolivia's license was extended in 1997 to cover the rest of the country for a period of 20 years. In December 2002, Telecel Bolivia was also awarded a 40-year license to provide long-distance telecommunication services in Bolivia. This license is mainly used to carry Telecel Bolivia's mobile traffic. In May 2006, Telecel Bolivia was awarded a 40-year data concession to provide services in Bolivia. As at December 31, 2010, Millicom's network in Bolivia comprised 908 cell sites and covered 54% of the total population.

        From 1991 to 1996, Telecel Bolivia was the only mobile operator in Bolivia. Móvil de Entel, the mobile subsidiary of incumbent operator Entel, launched its mobile services in 1996. In 1997, the government of Bolivia privatized Entel by selling a 50.9% stake to Telecom Italia. More recently, Entel was renationalized. In 2001 NuevaTel (a joint venture, now 72% owned by Trilogy International Partners of the United States, and 28% by Cooperative of Telecommunications Cochabamba, one of Bolivia's largest telecommunication cooperatives) entered the market with a GSM network and in 2010 commenced 3G services. Since 2002 Entel heavily subsidized GSM services and since then has been the leading operator in terms of customer numbers.

Colombia

Population:	44 million
2010 GDP real growth:	4.4%
GDP per capita:	$9,800

        Colombia's system of government is a Constitutional Republic. The president of the Republic of Colombia (Colombia) is Mr. Juan Manuel Santos who has been in office since August 2010, succeeding former president Mr. Alvaro Uribe who held the presidential office since August 2002. A 40-year conflict between government forces, and anti-government insurgent groups and illegal paramilitary groups, both heavily funded by the drug trade, escalated during the 1990's. The insurgents lack the military or popular support necessary to overthrow the government and violence has been decreasing since 2002 but insurgents continue attacks against civilians and large parts of the countryside are under guerrilla influence. Most paramilitary members have demobilized since 2002 in an ongoing peace process, although their commitment to ceasing illicit activity is unclear. During his term former president Alvaro Uribe stepped up efforts to reassert government control throughout the country. However, neighbouring countries worry about the violence spilling over their borders. In January 2011, Colombia assumed a non-permanent seat on the UN Security Council for the 2011-12 term.

  Economy

        Colombia experienced accelerating growth between 2002 and 2007, chiefly due to improvements in domestic security, rising commodity prices, and to President Uribe's pro-market economic policies. Foreign direct investment reached a record $10 billion in 2008, and continues to flow in, especially in the oil sector. A series of policies enhanced Colombia's investment climate: pro-business reforms in the oil and gas sectors and export-led growth fueled mainly by the Andean Trade Promotion and Drug Eradication Act. Inequality, underemployment, and narcotrafficking remain significant challenges, and Colombia's infrastructure requires major improvements to sustain economic expansion. Because of the global financial crisis and weakening demand for Colombia's exports, Colombia's economy grew only 2.7% in 2008, and 0.8% in 2009 but rebounded to around 4.5% in 2010. The economy continued to improve, buoyed by reduced public debt, the export-oriented growth strategy, improved security, and high commodity prices (oil in particular). The government continues to encourage exporters to diversify their customer base beyond the United States and Venezuela, traditionally Colombia's largest trading partners; the Santos administration continues to pursue free trade agreements with Asian and South American partners and awaits the approval of a Canadian trade accord by Canada's and EU's parliaments. The business sector remains concerned about Venezuela's trade restrictions on Colombian exports, an appreciating domestic currency, and the pending US Congressional approval of the US-Colombia Trade Promotion Agreement.

  Telecommunications

        The Communications Ministry manages the radio electric spectrum and in addition there is a regulatory entity known as the Telecommunications Regulatory Commission (CRT), which is in charge of issuing and controlling the regulatory framework applicable to the industry. Colombia is a "calling party pays" country. Interconnection is mandatory and it cannot be interrupted without previous permission from the regulator. Millicom's operation, Colombia Móvil S.A. (Colombia Móvil) has fully operational interconnection agreements for voice and SMS services with the other mobile operators and is considering the interconnection conditions for other data services, such as MMS. The Colombian telecommunications market is very competitive with about 30 fixed local operators, two mobile operators, one mobile PCS, one digital trunking and around thirty five long distance operators, which are owned by private and public shareholders.

        In October 2006, Millicom acquired 50% plus one share of the share capital of Colombia Móvil. UNE Telecomunicaciones S.A. ESP, a company owned and controlled by the municipality of Medellín, and Empresa de Telecomunicaciones de Bogotà ETB S.A. ESP, a company owned and controlled by the municipality of Bogotà, each own 24.99% of the share capital of Colombia Móvil. Emtelco (a subsidiary of EPM), Colvatel (a subsidiary of ETB) and Empresa Aguas del Oriente Antioqueño (a subsidiary of EPM) each own one share in Colombia Móvil in order to comply with the minimum legal requirement of five shareholders. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        Colombia Móvil was awarded three licenses in February 2003 to offer Personal Communications System (PCS) services in the three zones, covering all of Colombia. The PCS licenses each have a term of 10 years and allow Colombia Móvil to offer voice, data and video services without additional license requirement for value added services. Additionally, Colombia Móvil has one license for offering carrier services, with a term of ten years, extendable for an additional ten years. Colombia Móvil S.A. ESP is operating in Colombia with GSM/GPRS technology, on the 1900 MHz band, with 40MHz of spectrum in the 1900MHz band composed of 30 MHz awarded with the PCS license in 2003 with duration of ten years and 10MHz awarded in August 2008 for the same validity period as the PCS license. In addition to the PCS license, Colombia Móvil has another license that permits it to offer several telecommunication services, named "Título Habilitante Convergente" which was awarded in April 2008 and it has a term of 10 years renewable. Through this license, Colombia Móvil is offering value added services, has offered international gateway services since July 2003 and is able to offer bearer services. As at December 31, 2010, Millicom's network in Colombia comprised 2,832 cell sites and covered 74% of the total population.

        Mobile telephony was introduced in Colombia in 1993. The country was divided into three zones, with two licenses per zone, in band A and B in the 850 Mhz frequency band. Millicom operated in the northern zone of Colombia through a subsidiary called Celcaribe S.A. from 1993 to 2001 when it sold the business to América Móvil. After an initial period with six regional mobile players, the industry went through a consolidation process and today there are four mobile companies, with a fifth virtual player Uff, entering in 2010 providing services on Colombia Móvil's network: Movistar, a subsidiary of the Telefónica group, Comcel, a subsidiary of América Móvil, Avantel, a digital trunking operator (privately owned) and Colombia Móvil, majority owned by Millicom.

Paraguay

Population:	6 million
2010 GDP real growth:	6.5%
GDP per capita:	$4,900

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

  Economy

        Landlocked Paraguay has a market economy distinguished by a large informal sector, featuring re-export of imported consumer goods to neighboring countries, as well as the activities of thousands of microenterprises and urban street vendors. A large percentage of the population, especially in rural areas, derives its living from agricultural activity, often on a subsistence basis. Because of the importance of the informal sector, accurate economic measures are difficult to obtain. On a per capita basis, real income has stagnated at 1980 levels. The economy grew rapidly between 2003 and 2008 as growing world demand for commodities combined with high prices and favorable weather to support Paraguay's commodity-based export expansion. Paraguay is the sixth largest soy producer in the world. Drought hit in 2008, reducing agricultural exports and slowing the economy even before the onset of the global recession. The economy fell 3.8% in 2009, as lower world demand and commodity prices caused exports to contract. The government reacted by introducing fiscal and monetary stimulus packages. Growth resumed at a 6.5% level in 2010. Political uncertainty, corruption, limited progress on structural reform, and deficient infrastructure are the main obstacles to growth.

  Telecommunications

        The Telecommunications Law of 1995 was aimed at liberalizing the sector through the creation of the Comisión Nacional de Telecomunicaciones (Conatel), the regulatory authority of the telecommunications sector. Although the law succeeded in opening up the mobile and value added sectors, including the internet service provider market, state owned incumbent Copaco has retained its monopoly position in the fixed-line and international calls market. This monopoly remains despite Conatel's decision to enforce regulation which will allow international connectivity to Internet Fiber Optic networks in the border with Argentina or Brazil, as VoIP services, though this is rejected by the Copaco Workers Union.

        Telefonica Celular del Paraguay S.A (Telecel Paraguay) is 100% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        Telecel Paraguay started operations in 1992. It primarily operates a GSM network which is GPRS/EDGE enabled. Telecel also operates the largest broadband wireless network with WiMAX in Paraguay and was the market leader in the Paraguayan broadband market in 2007. In 2008, Telecel launched 3G/HSDPA services. Telecel was awarded a 10-year license for an 800MHz network in 1991, which was renewed in October 2001 until October 2006, when the license was again renewed until 2011. The 1900MHz PCS license that expired in November 2007 was renewed for an additional 5 year period (until November 2012). This license is renewable for successive five-year periods. The ISP services license was renewed in 2009 until 2014 and in 2010 Conatel announced that both ISP and data licenses were to become a single license. In August 2008 Tigo launched Fiber to the Home (FTTH) services, with an initial phase of 25 Central Offices and an initial capacity of 2,000 ports, covering the metropolitan area of Asuncion, Ciudad del Este and Encarnación. During the first half of the year, Telecel launched Tigo Cash providing a number of bill payment and money transfer services to customers. As at December 31, 2010, Millicom's network in Paraguay comprised 866 cell sites and covered 94% of the total population.

        Until 1998, Telecel enjoyed a sole provider position in the mobile market when Personal (owned by Telecom Italia) entered the market as the second operator. In 1999, Vox (a joint venture between KDDI Corporation of Japan and Mr. Toyotoshi, a local businessman) entered the market with a GSM network as the third operator. In 2010 Vox was acquired by Copaco, the state owned fixed line operator. Hutchison Whampoa-owned Porthable entered the market as the fourth mobile operator in 2001, followed in 2005 by América Móvil, which acquired Porthable, re-named CTI, from Hutchison Whampoa, currently operating under the brand name Claro.

AFRICA

        Millicom's Africa cluster consists of its mobile operations in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania. Our African licenses covered approximately 173 million people as at December 31, 2010.

Chad

Population:	11 million
2010 GDP real growth:	2%
GDP per capita:	$1,800

        Chad's government system is a Unitary Republic based on the amended constitution of June 2005. The country endured three decades of civil war as well as an invasion by Libya before peace was restored in 1990. The government drafted a democratic constitution and held flawed presidential elections in 1996 and 2001. In 1998, a rebellion broke out in northern Chad, which continues to sporadically flare up despite several peace agreements between the government and the rebels. In 2005, new rebel groups emerged in Western Sudan (Darfur) and have made probing attacks into eastern Chad. Power remains in the hands of an ethnic minority. In June 2005, President Idriss Déby held a referendum successfully removing constitutional term limits. In April 2006, an attempted coup against Mr. Déby's government was defeated. In May 2006, Mr. Déby was re-elected president for a five-year term. At the time of the election, the country was facing a growing conflict with Sudan, high unemployment and a growing insurgency fueled by deserting members of the Chadian military and the United Front for Democratic Change rebel group. During the first two weeks of February 2008, rebel groups opposing the Government of Mr. Deby made attacks on cities along the Sudanese border and into N'Djamena. By order of the Government, during this period all networks were shut down in N'Djamena and along the Sudanese border. In 2008-2009, after the Chadian Army had defeated three major rebel attacks, and the Sudanese Army repulsed a rebel attack that reached the suburbs of Khartoum, international pressure for the normalization of Chad-Sudan relations intensified. Several Chad-Sudan agreements brokered by third parties had failed from 2006 to 2008, following which N'Djamena and Khartoum moved to resolve their differences bilaterally. This resulted in January 2010 in a Chad-Sudan peace accord, according to which the sides agreed to end the proxy war by breaking with rebel clients, normalize relations, and secure their border through joint military cooperation. President Deby publicly renounced past support for Sudanese rebels, a key Sudanese and international demand, and committed Chad to assist international efforts to resolve the Darfur crisis through peaceful negotiation.

  Economy

        Chad's primarily agricultural economy will continue to be boosted by major foreign direct investment projects in the oil sector that began in 2000. At least 80% of Chad's population relies on subsistence farming and raising of livestock for its livelihood. Chad's economy has long been handicapped by its landlocked position, high energy costs, and a history of instability. Chad relies on foreign assistance and foreign capital for most public and private sector investment projects. A consortium led by two US companies has been investing $3.7 billion to develop oil reserves—estimated at 1 billion barrels—in southern Chad. Chinese companies are also expanding exploration efforts and are currently building a 300-km pipeline and the country's first refinery. The nation's total oil reserves are estimated at 1.5 billion barrels. Oil production came on stream in late 2003. Chad began to export oil in 2004. Cotton, cattle, and gum arabic provide the bulk of Chad's non-oil export earnings.

  Telecommunications

        The Ministry of Posts & Telecommunications was responsible for regulation of the telecoms sector until the Telecommunications Act was passed in 1998. The enactment of the law paved the way for the creation of a new regulatory authority, the Office Tchadien de Régulation des Télécommunications (OTRT), in 2000. In the same year, the Société des Télécommunications du Tchad (Sotel Tchad) was established to operate basic fixed-line telephony services in the country during a five-year exclusivity period. The amount of fixed telephone lines installed was estimated at 13,000 in 2004. The government has sold 60% of Sotel Tchad to Libyan state-owned firm LAP Green Network for $90 million.

        Millicom Tchad S.A. (Millicom Tchad) is 100% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        Millicom Tchad launched commercial operations in the capital city, N'Djamena, in October 2005. The company offers tigo® branded prepaid services over its GSM network and services include GPRS, EDGE, MMS and e-PIN and has an international gateway. In November 2004, Millicom Tchad was awarded a 10-year license to operate a nationwide GSM network in Chad. The company's license was amended in July 2005 to allow for international gateway operations and in January 2007 for GPRS/EDGE. Millicom Tchad does not have a WiMAX license because no such licenses have yet been issued in Chad. As at December 31, 2010, Millicom's network in Chad comprised 360 cell sites and covered 73% of the total population.

        Airtel Tchad, in which Indian based Bharti is the 100% majority shareholder, is the only other major mobile operator in Chad. Airtel Tchad was acquired in 2010 from Zain which started operations as the first mobile operator in Chad in 2000.

Democratic Republic of Congo (DRC)

Population:	71 million
2010 GDP real growth:	3%
GDP per capita:	$300

        The DRC's government system is a Unitary Republic. Following the withdrawal of Rwandan forces from eastern DRC in 2002, the Pretoria Accord was signed by all relevant parties to end four years of regional war involving Angola, Chad, Namibia, Sudan and Zimbabwe supporting the Congolese regime being challenged by Rwanda and Uganda. A transitional government was set up in July 2003 with Joseph Kabila. He was joined by four vice-presidents representing the former government, former rebel groups and the political opposition. New elections had been due by June 2005 after a transition period of two years. The transitional government held a successful constitutional referendum in December 2005 and elections considered generally free and fair for the presidency, National Assembly, and provincial legislatures in 2006. These were the first democratic elections in approximately 40 years, since the election of Patrice Lumumba, Congo's first ever elected head of state. President Kabila was inaugurated president in December 2006. Provincial assemblies were constituted in early 2007, and elected governors and national senators in January 2007. In 2008, the war in the East started again, with one million refugees displaced, and the international community and the United Nations fully involved in the humanitarian crisis. On March 23, 2009, the Government of the D.R.C. signed separate peace agreements with (1) the CNDP, (2) the North Kivu armed groups, and (3) the South Kivu armed groups. The rebel groups agreed to transform their movements from military to political in nature, while the government promised to work toward integrating rebel soldiers and officials into the FARDC, national police, and national and local political and administrative units.

  Economy

        The economy of the Democratic Republic of the Congo—a nation endowed with vast potential wealth—is slowly recovering from decades of decline. Systemic corruption since independence in 1960 and conflict that began in May 1997 dramatically reduced national output and government revenue, increased external debt, and resulted in the deaths of more than 5 million people from violence, famine, and disease. Foreign businesses curtailed operations due to uncertainty about the outcome of the conflict, lack of infrastructure, and the difficult operating environment. Conditions began to improve in late 2002 with the withdrawal of a large portion of the invading foreign troops. The transitional government reopened relations with international financial institutions and international donors, and President Kabila began implementing reforms. Progress has been slow and the International Monetary Fund curtailed their program for the DRC at the end of March 2006 because of fiscal overruns. Much economic activity still occurs in the informal sector, and is not reflected in GDP data. Renewed activity in the mining sector, the source of most export income, boosted Kinshasa's fiscal position and GDP growth from 2006-2008, however, the government's review of mining contracts that began in 2006, combined with a fall in world market prices for the DRC's key mineral exports temporarily weakened output in 2009, leading to a balance of payments crisis. The recovery in mineral prices beginning in mid 2009 boosted mineral exports, and emergency funds from the IMF boosted foreign reserves. An uncertain legal framework, corruption, and lack of transparency in government policy are long-term problems for the mining sector and the economy as a whole. The global recession cut economic growth in 2009 to less than half its 2008 level, but growth returned to 3% in 2010. The DRC signed a Poverty Reduction and Growth Facility with the IMF in 2009 and received $12 billion in multilateral and bilateral debt relief in 2010.

  Telecommunications

        DRC's incumbent fixed line operator is the "Office Congolais des Postes et des Télécommunications" (OCPT). It operates an outdated, poorly managed analogue fixed-line network of approximately 10,000 lines mainly concentrated in the capital city of Kinshasa. The Autorité de Régulation de la Poste et des Télécommunications du Congo (ARPTC) is in charge of regulating the telecommunications sector. Legislation has been prepared but not yet implemented which will formally end the OCPT's monopoly and allow for market liberalization. To date, the government has not developed a telecommunications policy. As the DRC lacks the funds to invest in a modern fixed-line infrastructure, the country's mobile sector has been facing high demand in recent years. According to the Ministry of Telecommunications, which is charged with the organization of 3G licenses, 3G licenses should be auctioned in 2011. Recently, the government has introduced a temporary minimum tariff to protect consumers and national interests, which has led to Millicom's operation, Oasis S.P.R.L. (Oasis), significantly increasing its on-net tariff.

        Oasis is 100% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        In November 1997 Oasis was awarded a 20-year license to operate a fixed-line network in DRC. An amendment to the license was signed in October 1999 which allows the company to construct a nationwide GSM network. Oasis does not have a WiMAX license. Oasis also has an international gateway. As at December 31, 2010, Millicom's network in DRC comprised 760 cell sites (of which 212 are off), and covered 75% of the Kinshasa Bas-Congo Region population. In December 2010 an agreement was reached with Helios Towers DRC, in which 729 towers will be sold to Helios DRC, as part of an outsourcing deal in which Helios DRC will manage the towers and provide related services to Oasis.

        Three operators (Starcel, Comcel and Afritel) were offering limited analogue and CDMA mobile services in DRC when Oasis entered the market with its GSM offering. These operators had ceased to exist by the end of 2003. Initially Celtel Congo, owned by Kuwait based Zain (formerly MTC), was the only other GSM operator in the market, becoming the leading provider of mobile services in DRC with coverage in almost 100 cities. In 2010, Zain was acquired by Airtel. In 2001, Congolese Wireless Networks (CWN) entered into a joint venture with South African mobile operator Vodacom, creating a new operator, Vodacom Congo, which launched GSM services in DRC in April 2002 and extended its coverage to a large number of cities. The fourth operator, CCT, jointly owned by Chinese telecom equipment provider ZTE (51%) and the DRC government (49%), launched its GSM network in January 2002. Other GSM licenses were granted in 2008 to the following operators: Niletel (present in Sierra Leone), Hits Telecom (present in Tanzania and Equatorial Guinea) and MTN.

Ghana

Population:	24 million
2010 GDP real growth:	4.7%
GDP per capita:	$1,600

        On March 6, 1957, Ghana (formerly the Gold Coast), became the first sub-Saharan country in colonial Africa to gain independence. The country's constitution was temporarily suspended in 1981, following a series of alternating military and civilian governments. A new constitution, restoring multi-party politics, was approved in 1992 with Lt. Jerry Rawlings being democratically voted into power for two consecutive four-year terms from 1992 to 2000. President Rawlings was, however, constitutionally prevented from running for a third term in 2000, thus allowing John Kufuor an opportunity to govern Ghana from 2000 through the end of his second term, in December 2008. In December 2008, Ghanaians again enjoyed a free and fair election, voting President John Atta Mills as president from 2009 through 2012.

  Economy

        Ghana is well endowed with natural resources and agriculture accounts for roughly one-third of GDP and employs more than half of the workforce, mainly small landholders. The services sector accounts for 50% of GDP. Gold and cocoa production and individual remittances are major sources of foreign exchange. Oil production at Ghana's offshore Jubilee field began in mid-December and is expected to boost economic growth. Ghana signed a Millennium Challenge Corporation (MCC) Compact in 2006, which aims to assist in transforming Ghana's agricultural sector. Ghana opted for debt relief under the Heavily Indebted Poor Country (HIPC) program in 2002, and is also benefiting from the Multilateral Debt Relief Initiative that took effect in 2006. In 2009 Ghana signed a three-year Poverty Reduction and Growth Facility with the IMF to improve macroeconomic stability, private sector competitiveness, human resource development, and good governance and civic responsibility. Sound macro-economic management along with high prices for gold and cocoa helped sustain GDP growth in 2008-10. In early 2010 President John Atta Mills targeted recovery from high inflation and current account and budget deficits as his priorities.

  Telecommunications

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

        Millicom Ghana Company Limited (Millicom Ghana) is 100% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        Millicom Ghana was the first mobile operator in Ghana, having commenced operations in 1992. Millicom Ghana introduced the concept of prepaid services in Ghana in 1998. Millicom Ghana's GSM license authorizes it to provide mobile and local fixed wireless services. Although Millicom Ghana applied for a GSM license in 2000, it was not allowed to launch GSM services for approximately two years until July 2002 when it launched its GSM operation, which led to an important growth in its customer base. In December 2004, the NCA issued Millicom Ghana a formal GSM operating license that is valid for 15 years. Under this license, Millicom Ghana has 8 MHz of spectrum in the 900 band and has been granted an additional 10 MHz in the 1800 band. Millicom Ghana also acquired an International Gateway license in June 2005. This license is valid for 10 years. In March 2006, Millicom Ghana introduced the tigo® brand and offered an array of Value-Added Services (VAS): General Packet Radio Services (GPRS), Wireless Application Protocol (WAP), Multimedia Messaging Services (MMS), Caller Ring Back Tones (CRBT) and other interactive value-added services. Millicom Ghana acquired a 3G license in the last quarter of 2008, and is scheduled to roll-out 3G services in early 2011. In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its sites, the majority of which have been transferred to Helios Towers Ghana during 2010. As at December 31, 2010, Millicom's network in Ghana comprised 801 cell sites and covered 72% of the total population.

        In addition to Millicom Ghana, four other companies offer mobile services in the country: Expresso, MTN, Vodafone and Airtel. MTN, a South African mobile operator previously known as Areeba, began operations in 1996 as the third operator and operates a nation-wide GSM 900 MHz network. MTN currently has the largest network coverage in Ghana. Vodafone operates a GSM 900 MHz network it acquired from OneTouch, which entered the market in 2000 as the fourth operator when Millicom Ghana was applying for its GSM license. OneTouch was not allowed to launch commercial operations until July 2002. Kasapa, majority owned by Hutchison Whampoa, entered the market as the second operator with an AMPS network in 1995 and now operates CDMA service with limited coverage. Kasapa, formerly known as Celltel, was acquired in 2010 by Expresso, and is the smallest Mobile operator in Ghana. Westel, the national fixed line operator was bought by Zain during 2007 and in 2010 Zain was acquired by Airtel. Westel has both fixed and mobile license and started providing services in 2008. Glo, a Nigerian operator, which was due to launch in 2009 has not announced when it will launch.

Mauritius

Population:	1 million
2010 GDP real growth:	3.6%
GDP per capita:	$13,500

        Mauritius' government system is a Parliamentary Democracy. After almost four centuries under Dutch, French and British control, the country gained its independence in 1968. A stable democracy with regular free elections, Mauritius has attracted considerable foreign investment and has earned one of Africa's highest per capita incomes. Sir Anerood Jugnauth has been president since 2003 and

Navinchandra Ramgoolam of the Labor Party was elected prime minister in the July 2005 elections and was re-elected in May 2010 within a coalition of the Labor Party, the Militant Socialist Movement and the Social Democrat Party. Stated priorities of the new government are improvement of road infrastructures, the security of the people, education, and health and youth development.

  Economy

        Since independence in 1968, Mauritius has developed from a low-income, agriculturally based economy to a middle-income diversified economy with growing industrial, financial, and tourist sectors. For most of the period, annual growth has been in the order of 5% to 6%. This remarkable achievement has been reflected in more equitable income distribution, increased life expectancy, lowered infant mortality, and a much-improved infrastructure. The economy rests on sugar, tourism, textiles and apparel, and financial services, and is expanding into fish processing, information and communications technology, and hospitality and property development. Sugarcane is grown on about 90% of the cultivated land area and accounts for 15% of export earnings. The government's development strategy centers on creating vertical and horizontal clusters of development in these sectors. Mauritius has attracted more than 32,000 offshore entities, many aimed at commerce in India, South Africa, and China. Investment in the banking sector alone has reached over $1 billion. Mauritius, with its strong textile sector, has been well poised to take advantage of the Africa Growth and Opportunity Act (AGOA). Mauritius' sound economic policies and prudent banking practices helped to mitigate negative effects from the global financial crisis in 2008-09. GDP grew 3.6% in 2010 and the country continues to expand its trade and investment outreach around the globe.

  Telecommunications

        The Information and Communication Technology Authority (ICTA) is the country's telecommunications regulator. Mauritius has the highest mobile and fixed-line penetration rates in sub-Saharan Africa. The domestic telecommunications market is dominated by Mauritius Telecom.

        Millicom has a 50% equity interest in Emtel Limited (Emtel). The remaining 50% of the company is owned by a local partner, Currimjee Jeewanjee & Co. Ltd, a leading diversified group in Mauritius. The two shareholders in Emtel jointly control the company. Millicom accounts for this operation as a joint venture, using the proportionate accounting method.

        Emtel owns licenses for mobile services, international long-distance and internet services. Emtel was awarded a 10-year license in 1989, including a seven year exclusivity period. Emtel's license was modified in November 2000 and is valid for a period of 15 years. Furthermore, Emtel obtained additional spectrum for UMTS/3G services in November 2004, an international long-distance license in December 2003 (valid until 2018) and an internet service license in May 2004 (valid until 2019). Emtel acquired WiMAX spectrum in 2007 and has a WiMAX network with 11 base stations. Emtel's HSDPA network includes 145 base stations at December 31, 2010, of which 30 are also HSUPA capable. Implementation of the Telecommunications Directive (1 of 2008) to reduce interconnect tariffs to the state owned fixed-line infrastructure was implemented in May 2008. Emtel operates a GSM network which is GPRS enabled and a UMTS/3G/HSDPA network. As at December 31, 2010, Millicom's network in Mauritius comprised 269 cell sites and covered 91% of the total population.

        Emtel entered the market in 1989 as the first mobile operator in the country. Until 1996, Emtel enjoyed a sole provider position when Cellplus, owned by incumbent Mauritius Telecom, entered the market as the second operator with the launch of a GSM network. As Emtel launched its GSM service offering in 1999, three years after its competitor, Emtel experienced a significant decline in market share at the end of the 1990s. Emtel launched 3G services in Mauritius in November 2004, making it the first mobile operator to offer such services in Africa. A third mobile operator, Mahanagar

Telephone (Mauritius) Ltd., entered the market in December 2006 using CDMA technology. MTML is currently constructing a GSM network.

Rwanda

Population:	11 million
2010 GDP real growth:	6.0%
GDP per capita:	$1,100

        In 1959, three years before independence from Belgium, the majority ethnic group, the Hutus, overthrew the ruling Tutsi king. Over the next several years, thousands of Tutsis were killed, and some 150,000 driven into exile in neighboring countries. The children of these exiles later formed a rebel group, the Rwandan Patriotic Front (RPF), and began a civil war in 1990. The war, along with several political and economic upheavals, exacerbated ethnic tensions, culminating in April 1994 in the genocide of roughly 800,000 Tutsis and moderate Hutus. The Tutsi rebels defeated the Hutu regime and ended the killing in July 1994, but approximately 2 million Hutu refugees, many fearing Tutsi retaliation, fled to neighboring Burundi, Tanzania, Uganda, and Democratic Republic of Congo (at that time Zaire). Since then, most of the refugees have returned to Rwanda, but several thousand remained in the neighboring Democratic Republic of the Congo and formed an extremist insurgency bent on retaking Rwanda, much as the RPF tried in 1990. Rwanda held its first local elections in 1999 and its first post-genocide presidential and legislative elections in 2003. In 2009, Rwanda staged a joint military operation with the Congolese Army in DRC to root out the Hutu extremist insurgency there and Kigali and Kinshasa restored diplomatic relations. Rwanda also joined the Commonwealth in late 2009. During 2010 a second presidential election was completed and the incumbent was re-elected.

  Economy

        Rwanda is a poor rural country with about 90% of the population engaged in (mainly subsistence) agriculture and some mineral and agro-processing. In 2008, minerals overtook coffee and tea as Rwanda's primary foreign exchange earner. The 1994 genocide decimated Rwanda's fragile economic base, severely impoverished the population, particularly women, and temporarily stalled the country's ability to attract private and external investment. However, Rwanda has made substantial progress in stabilizing and rehabilitating its economy to pre-1994 levels. GDP has rebounded and inflation has been curbed. Nonetheless, the majority continue to live below the poverty line of 250 Rwandan francs per day (about US$0.43). Despite Rwanda's fertile ecosystem, food production often does not keep pace with demand, requiring food imports. Rwanda continues to receive substantial aid money and obtained IMF-World Bank Heavily Indebted Poor Country (HIPC) initiative debt relief in 2005-06, although these levels have been impacted in 2010 with the global economic turndown. Rwanda also received a Millennium Challenge Account Compact in 2008. Africa's most densely populated country is trying to overcome the limitations of its small, landlocked economy by leveraging regional trade. Rwanda joined the East African Community and is aligning its budget, trade, and immigration policies with its regional partners. The government has embraced an expansionary fiscal policy to reduce poverty by improving education, infrastructure, and foreign and domestic investment and pursuing market-oriented reforms, although energy shortages, instability in neighboring states, and lack of adequate transportation linkages to other countries continue to handicap growth. The global downturn hurt export demand and tourism, but economic growth is recovering, driven in large part by the services sector, and inflation has been contained. On the back of this growth, government is gradually ending its fiscal stimulus policy while protecting aid to the poor.

  Telecommunications

        The enabling framework for the liberalisation of the telecommunications sector was put in place by the current Telecommunications Law, passed in 2001. The Telecommunications Law established RURA, the regulator, granting it the authority to regulate telecommunications and setting up a regulatory board to carry out that function. Rwanda currently has three GSM licenses in force. The overall aim of the telecom reform policy was to increase universal affordable access to telecommunications in the interests of social and economic development.

        Tigo Rwanda S.A. (Tigo Rwanda) is 87.5% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        In late 2008, Millicom was successful in its tender against three other bidders for the third national mobile license in Rwanda. Millicom set up Tigo Rwanda and, after roll-out of the network, services were launched in December 2009. As at December 31, 2010, Millicom's network in Rwanda comprised 171 cell sites and covered 86% of the population.

        A privatisation strategy for Rwandatel was adopted in 2003, in which the government committed to sell all of its shares in the operator. In order to promote competition in the telecommunications sector, Rwandatel sold its 28% stake in MTN Rwandacell in 2004. As the main cellular provider, MTN Rwandacell currently has coverage in all of the provinces in Rwanda, covering more than 90% of the country. The operator mainly supplies mobile services, but is now offering internet services via its general packet radio service (GPRS) and UMTS (3G) cell phone network. The operator has also started to roll out wireless broadband data services using WiMax, and, with its new fixed-line license, has started offering fixed-line services.

Senegal

Population:	12 million
2010 GDP real growth:	3.9%
GDP per capita:	$1,900

        Senegal's government system is a Unitary Republic under multiparty democratic rule, having gained its independence in 1960. The political environment in the country passed a key milestone when the opposition socialist party led by Abdoulaye Wade came to power in the 2000 presidential elections and was re-elected President in free and fair elections in February 2007.

  Economy

        The Republic of Senegal (Senegal) relies heavily on donor assistance. The country's key export industries are phosphate mining, fertilizer production, and commercial fishing. The country is also working on iron ore and oil exploration projects. In January 1994, Senegal undertook a bold and ambitious economic reform program with the support of the international donor community. Government price controls and subsidies have been steadily dismantled. After seeing its economy contract by 2.1% in 1993, Senegal made an important turnaround, thanks to the reform program, with real growth in GDP averaging over 5% annually during 1995-2008. Annual inflation had been pushed down to the single digits. The country was adversely affected by the global economic downturn in 2009 and GDP growth fell below 2%. As a member of the West African Economic and Monetary Union (WAEMU), Senegal is working toward greater regional integration with a unified external tariff and a more stable monetary policy. High unemployment, however, continues to prompt illegal migrants to flee Senegal in search of better job opportunities in Europe. Under the IMF's Highly Indebted Poor Countries (HIPC) debt relief program, Senegal benefited from eradication of two-thirds of its bilateral, multilateral, and private-sector debt. In 2007, Senegal and the IMF agreed to a new, non-disbursing, Policy Support Initiative program which was completed in 2010. Senegal received its first disbursement from the $540 million Millennium Challenge Account compact it signed in September 2009 for infrastructure and agriculture development. In 2010, the Senegalese people protested against frequent power cuts. The government pledged to expand capacity by 2012 and to promote renewable energy but until Senegal has more capacity, more protests are likely and economic activity will be hindered. During the year, bakers protested government price controls on bread. Foreign investment in Senegal is constrained by Senegal's business environment, which has slipped in recent years, and by perceptions of corruption.

  Telecommunications

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

        Sentel GSM S.A. (Sentel) is 100% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        Sentel launched its commercial operations in 1999 as the second mobile operator in the country and it was the first mobile operator to introduce GPRS services. As at December 31, 2010, Millicom's network in Senegal comprised 589 cell sites and covered 69% of the total population.

        Sentel was awarded a 20-year concession to operate a nationwide network in July 1998. The concession is renewable every five years after the expiry of the original concession, in 2018, subject to the approval of the Senegalese authorities and provided Sentel has complied with the terms of the concession. At the time of the grant of the concession, the Senegalese government had announced certain amendments to the concession. No amendments to the concession have been implemented to date. The government that took office in 2000 repeatedly publicly questioned the status and the validity of Sentel's concession. In August 2002, Millicom and the government entered into an agreement whereby they agreed to negotiate in good faith certain mutually acceptable new conditions that would constitute an amendment of Sentel's 1998 concession. In 2008, the government again questioned the status and the validity of Sentel's concession. On November 11, 2008, Millicom International Operations B.V. (MIO B.V.), a wholly owned Millicom subsidiary, and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license. During 2010 the government withdrew its case from the Sengalese courts, and a hearing at the ICSID has been scheduled to begin in November 2011.

        The telecommunications sector in Senegal was reformed in 1985 with the creation of state owned Sonatel. The country made commitments under the World Trade Organization's Basic Telecommunications Agreement to introduce a regulatory structure promoting competition by the end of 1997 and new legislation was adopted in 1996, providing for the opening up of Sonatel's capital to private foreign and national partners and liberalization of some segments of the telecommunications market. Subsequently, France Télécom acquired a 33% stake in Sonatel in 1997 and later increased the holding to 42.3%. Other shareholders include the Senegalese government (27.7%) and employees (10%), with the remaining shares being traded on the local stock exchange. In 2010 Sonatel acquired a 3G license. In addition to Millicom's Sentel, the other mobile operators in Senegal include Sonatel, controlled by France Télécom, Expresso controlled by Sudatel (services launched in January 2009) and Kirene.

Tanzania

Population:	43 million
2010 GDP real growth:	6.4%
GDP per capita:	$1,500

        Tanzania's system of government is a Federal Republic formed by the union in 1964 of Tanganyika and Zanzibar. President Jakaya Mrisho Kikwete came to power after winning the last democratic elections held on December 14, 2005. One-party rule came to an end in 1995 with the first democratic elections held in the country since the 1970s. Zanzibar's semi-autonomous status and popular opposition have led to two contentious elections since 1995, which the ruling party won despite international observers' claims of voting irregularities. President Kikwete is continuing to carry out economic reforms that gained momentum during the two terms in office of the previous president, Benjamin Mkapa. President Kikwete's government was re-elected in October 2010 in peaceful and uncontested results.

  Economy

        Tanzania is one of the world's poorest economies in terms of per capita income, however Tanzania averaged 7% GDP growth per year between 2000 and 2008 on strong gold production and tourism. The economy depends heavily on agriculture, which accounts for more than one-fourth of GDP, provides 85% of exports, and employs about 60% of the work force. The World Bank, the IMF, and bilateral donors have provided funds to rehabilitate Tanzania's aging economic infrastructure, including rail and port infrastructure that are important trade links for inland countries. Recent banking reforms have helped increase private-sector growth and investment, and the government has increased spending on agriculture to 7% of its budget. Continued donor assistance and solid macroeconomic policies supported a positive growth rate, despite the world recession. In 2008, Tanzania received the world's largest Millennium Challenge Compact grant, worth $698 million. Dar es Salaam used fiscal stimulus and loosened monetary policy to ease the impact of the global recession. GDP growth in 2009-10 was a respectable 6% per year due to high gold prices and increased production.

  Telecommunications

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

        Following the buy-out of the non-controlling shareholder, Ultimate Communications Limited, in January 2006, Millicom owns 100% of MIC Tanzania Limited (MIC Tanzania). Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        In January 1994, MIC Tanzania was awarded a 15-year license to operate a nationwide mobile network and, in January 2004, the company's license was extended to a 25-year license expiring in January 2019. MIC Tanzania does not have a WiMAX license, but believes it will obtain one as part of the migration to the newly converged licensing framework. Such license is presently under negotiation since all spectrums have already been awarded. In May 2007, MIC Tanzania migrated to the converged licensing framework which is technological neutral. MIC Tanzania has been issued three separate licenses for Network Facilities Services, Network Services and Application Services. These licenses are valid for 25 years, 25 years and 5 years, respectively. As at December 31, 2010, Millicom's network in Tanzania comprised 1,057 cell sites and covered 60% of the total population.

        In addition to Millicom's, there are 10 other licenses for mobile operators in Tanzania. Millicom's main competitors are Vodacom Tanzania (65% owned by Vodafone which recently took control of the operation and 35% owned by its local partner, it entered the market in August 2000 and has become the leading provider of mobile services in Tanzania in terms of customers), Zain Celtel, purchased by Bharti Airtel in 2010, launched GSM services in the country in November 2001 and Zantel (jointly owned by the government of Zanzibar, Emirate Telecommunication Company, Kintbury Investment of the Channel Islands and a local technology firm), introduced GSM services in Zanzibar and the islands of Unguja and Pemba in August 1999, and entered the Tanzanian mainland in June 2005 through a national roaming agreement with Vodacom Tanzania). Other operators with less than 3% of market share include TTCL mobile, Bol and Dovotel.

AMNET

        Amnet entered into the Central American market with its first acquisition in Costa Rica in 1997. In 1998 it acquired one of the main cable TV operators in El Salvador and one year later it adopted the commercial name Amnet (American Network). In the same year it became the first internet provider in Costa Rica. In 2002 Amnet started offering digital Pay TV in El Salvador and Costa Rica and, in 2004, started offering internet services and data transmission, voice and video, followed by fixed telephony services for both residential and corporate segments in 2005.

        Today Amnet has a large network in Central America with approximately 1.3 million homes passed, which together with Millicom's existing mobile network gives Millicom opportunities for future growth with cost efficiencies. Amnet has approximately 670,000 Revenue Generating Units ("RGUs") across Central America with cable and broadband customers in El Salvador, Honduras and Costa Rica as well as corporate data customers in Guatemala, Nicaragua, El Salvador and Honduras.

        Amnet provides analog and digital cable TV, broadband internet, telephony, VOIP and data transmission. 82% of its network is composed of a two-way capability system bandwidth of 750 MHz. The remaining one-way video signal network is being rebuilt due to its limited capacity in order to accommodate various services, such as Internet, VOD, VOIP, and data transmission. This kind of network has the benefit for multi-service support for mobile customers, particularly for 3G and next-generation services in the near future.

        With the addition of Amnet to Millicom's existing mobile operations within Central America, Millicom started offering bundled services as a quadruple player in the telecommunications industry. In addition Amnet's optical fiber network can be extended to the existing mobile radio base stations which could strengthen Millicom's competitiveness.

        On August 20, 2010, to facilitate the integration of its various business lines and to create synergies, Millicom entered into agreements with its partners in Honduras and Guatemala to align ownership of its Amnet and Navega businesses in each country as follows:

	Former ownership	New ownership	Status at December 31, 2010
Acquisitions
Navega El Salvador	55.0%	100.0%	Pending regulatory approval
Navega Honduras	60.7%	66.7%	Closed
Disposals
Amnet Guatemala	100.0%	55.0%	Closed
Amnet Honduras	100.0%	66.7%	Pending regulatory approval

Costa Rica

Population:	5 million
2010 GDP real growth:	3.5%
GDP per capita:	$11,400

        Although explored by the Spanish early in the 16th century, initial attempts at colonizing Costa Rica proved unsuccessful due to a combination of factors, including: disease from mosquito-infested swamps, brutal heat, resistance by natives, and pirate raids. It was not until 1563 that a permanent settlement of Cartago was established in the cooler, fertile central highlands. The area remained a colony for some two and a half centuries. In 1821, Costa Rica became one of several Central American provinces that jointly declared their independence from Spain. Two years later it joined the United Provinces of Central America, but this federation disintegrated in 1838, at which time Costa Rica proclaimed its sovereignty and independence. Since the late 19th century, only two brief periods of violence have marred the country's democratic development. Although it still maintains a large agricultural sector, Costa Rica has expanded its economy to include strong technology and tourism industries. The standard of living is relatively high. Land ownership is widespread.

  Economy

        Prior to the global economic crisis, Costa Rica enjoyed stable economic growth. The economy contracted 0.7% in 2009, but resumed growth at more than 3% in 2010. While the traditional agricultural exports of bananas, coffee, sugar, and beef are still the backbone of commodity export trade, a variety of industrial and specialized agricultural products have broadened export trade in recent years. High value added goods and services, including microchips, have further bolstered exports. Tourism continues to bring in foreign exchange, as Costa Rica's impressive biodiversity makes it a key destination for ecotourism. Foreign investors remain attracted by the country's political stability and relatively high education levels, as well as the fiscal incentives offered in the free-trade zones; and Costa Rica has attracted one of the highest levels of foreign direct investment per capita in Latin America. However, many business impediments, such as high levels of bureaucracy, difficulty of enforcing contracts, and weak investor protection, remain. Poverty has remained around 15-20% for nearly 20 years, and the strong social safety net that had been put into place by the government has eroded due to increased financial constraints on government expenditures. Unlike the rest of Central America, Costa Rica is not highly dependent on remittances as they only represent about 2% of GDP. Immigration from Nicaragua has increasingly become a concern for the government. The estimated 300,000-500,000 Nicaraguans in Costa Rica legally and illegally are an important source of—mostly unskilled—labor, but also place heavy demands on the social welfare system. The US-Central American-Dominican Republic Free Trade Agreement (CAFTA-DR) entered into force on 1 January 2009, after significant delays within the Costa Rican legislature. CAFTA-DR will likely lead to increased foreign direct investment in key sectors of the economy, including the insurance and telecommunications sectors recently opened to private investors. President Chinchilla is likely to push for fiscal reform in the coming year, seeking to boost revenue, possibly through revised tax legislation, to fund an increase in security services and education.

  Telecommunications

        Today, Amnet provides cable TV services in Costa Rica. It also serves the internet market together with RACSA (a subsidiary of ICE group), the state owned telecommunications company which holds the internet license. Using its fiber optic infrastructure, Amnet has been the main network provider to RACSA, which uses it to provide data services to corporate clients.

        The government of Costa Rica moved to a total liberalized telecom market in the country from 2008. A new Telecommunications Law was enacted in June 2008 and the new regulatory body SUTEL is in operation. Amnet has obtained licenses to provide telephony, internet, and data and value added services. The company will start offering fixed line telephony services at the end of the first quarter of 2011, and will be able to offer customers triple play bundles (cable TV, internet and fixed telephony).

El Salvador

        Please refer to the earlier section on El Salvador.

        Amnet is the leading player in the cable industry in El Salvador with a market share of approximately 80%. Amnet also provides broadband, and telephony services. Bundled services are becoming increasingly popular and Millicom's acquisition has strengthened Amnet's position since it will now be able to offer the full quadruple play bundled service packages: cable, broadband, fixed telephony and mobile services, providing its client base with value-added services.

Guatemala

        Please refer to the earlier section on Guatemala.

        Amnet, through its VPN technology, provides a broad number of services with corporate VOIP, IP video conferencing and IP-PBX. Through private lines, Amnet supplies dedicated circuits between two or more client's offices.

Honduras

        Please refer to the earlier section on Honduras.

        The broadband business began to develop in the late 1990s and today Amnet is one of the major providers of cable modem broadband access. Honduras has a TV household penetration of only 67% and the country's cable TV household penetration is 41%. Amnet is in the process of network rebuild, and recently launched triple play (cable TV, internet, fixed telephony), to be followed in the near future by an integration of Millicom's mobile services. Internet services are offered for residential customers and packages are offered for small and medium businesses. For a bigger corporate level, internet services are offered in larger capacities. In addition Amnet offers services such as data transmission, corporate networks, point-to-point connection and fiber access in the region.

Nicaragua

Population:	6 million
2010 GDP real growth:	2.8%
GDP per capita:	$2,900

        The Pacific coast of Nicaragua was settled as a Spanish colony from Panama in the early 16th century. Independence from Spain was declared in 1821 and the country became an independent republic in 1838. Britain occupied the Caribbean Coast in the first half of the 19th century, but gradually ceded control of the region in subsequent decades. Violent opposition to governmental manipulation and corruption spread to all classes by 1978 and resulted in a short-lived civil war that brought the Marxist Sandinista guerrillas to power in 1979. Nicaraguan aid to leftist rebels in El Salvador caused the US to sponsor anti-Sandinista contra guerrillas through much of the 1980s. Free elections in 1990, 1996, and 2001, saw the Sandinistas defeated, but voting in 2006 announced the return of former Sandinista President Daniel Ortega Saavedra. The 2008 municipal elections were characterized by widespread irregularities. Nicaragua's infrastructure and economy—hard hit by the earlier civil war and by Hurricane Mitch in 1998—are slowly being rebuilt, but democratic institutions face new challenges under the Ortega administration.

  Economy

        Nicaragua, the poorest country in Central America and the second poorest in the Hemisphere, has widespread underemployment and poverty. The US-Central America Free Trade Agreement (CAFTA) has been in effect since April 2006 and has expanded export opportunities for many agricultural and manufactured goods. Textiles and apparel account for nearly 60% of Nicaragua's exports, but increases in the minimum wage during the Ortega administration will likely erode its comparative advantage in this industry. Ortega's promotion of mixed business initiatives, owned by the Nicaraguan and Venezuelan state oil firms, together with the weak rule of law, could undermine the investment climate for domestic and international private firms in the near-term. Nicaragua relies on international economic assistance to meet internal- and external-debt financing obligations. Foreign donors have curtailed this funding, however, in response to November 2008 electoral fraud. Managua has an IMF extended Credit Facility program, which could help keep the government's fiscal deficit on target during the 2011 election year and encourage transparency in the use of Venezuelan off-budget loans and assistance. In early 2004, Nicaragua secured some $4.5 billion in foreign debt reduction under the Heavily Indebted Poor Countries (HIPC) initiative, however, Managua still struggles with a high public debt burden. Nicaragua is gradually recovering from the global economic crisis as increased exports drove positive growth in 2010. The economy is expected to grow at a rate of about 3% in 2011.

  Telecommunications

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

        On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. Completion of the transaction was subject to certain conditions, which were not satisfied before December 31, 2009. As a result, Millicom's operation in Laos was classified as a disposal group held for sale and discontinued operations. As of December 31, 2010 certain completion conditions remain open, such that the Laos operation continues to be classified as a disposal group held for sale and discontinued operation (see note 6). Millicom has notified Vimpelcom of the fact that it had breached the terms of the Sale and Purchase Agreement with Millicom.

OTHER

Property, Plant and Equipment

        We own, or control through long-term leases or licenses, properties consisting of plant and equipment used to provide mobile telephone services. In addition, we and our operating companies own, or control through leases, properties used as administrative office buildings and other facilities. These properties include land, interior office space, and space on existing structures of various types used to support equipment used to provide mobile telephone services. The leased properties are owned by private and municipal entities.

        Plant and equipment used to provide mobile telephone services consist of:

  •
  switching, transmission and receiving equipment;

  •
  connecting lines (cables, wires, poles and other support structures, conduits and similar items);

  •
  land and buildings;

  •
  easements; and

  •
  other miscellaneous properties (work equipment, furniture and plant under construction).

Insurance

        We maintain the types and amounts of insurance which we believe to be customary in the industry and countries in which we operate and in accordance with our risk management strategy. In 2009 we conducted a review and analysis of our worldwide insurance coverage with the assistance of AON Sweden AB. We consider our insurance coverage to be adequate both as to risks and amounts for the business we conduct. As our insurance policies expire around the Group, we are standardizing our coverage along the recommendations suggested by AON. These changes will increase our coverage terms at similar costs.

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

Operating Results

        Millicom finalized the sale of its operations in Cambodia, Sierra Leone and Sri Lanka during 2009. In addition, in September 2009, Millicom signed an agreement to dispose of its operation in Laos. Accordingly these operations have been classified as discontinued operations. The discussion below focuses on results from continuing operations.

Years Ended December 31, 2010 and 2009

        The following table sets forth certain income statements items for the periods indicated:

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2010	2009
	(in thousands of U.S. dollars, except percentages)
Revenues	3,920,249	3,372,727	547,522	16%
Cost of sales	(1,331,003)	(1,202,902)	(128,101)	11%
Gross profit	2,589,246	2,169,825	419,421	19%
Sales and marketing	(737,691)	(647,009)	(90,682)	14%
General and administrative expenses	(738,779)	(606,213)	(132,566)	22%
Other operating expenses, net	(71,046)	(65,580)	(5,466)	8%
Operating profit	1,041,730	851,023	190,707	22%
Interest expense	(214,810)	(173,475)	(41,335)	24%
Interest and other financial income	14,748	11,573	3,175	27%
Revaluation of previously held interests	1,060,014	32,319	1,027,695	3180%
Other non operating expenses, net	(29,702)	(32,181)	2,479	(8%)
Loss (profit) from associates	(1,817)	2,329	(4,146)	(178%)
Profit before tax from continuing operations	1,870,163	691,588	1,178,575	170%
Charge for taxes	(227,096)	(187,998)	(39,098)	21%
Profit for the year from continuing operations	1,643,067	503,590	1,139,477	226%
Profit from discontinued operations, net of tax	11,857	300,342	(288,485)	(96%)
Non-controlling interests	(2,691)	46,856	(49,547)	(106%)
Net profit for the year attributable to equity holders	1,652,233	850,788	801,445	94%

        We earn revenue mainly from provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services, other services and equipment sales, and cable services such as broadband internet, fixed line telephony, VOIP, data transmission and cable television.

        Total revenues increased by 16% for the year ended December 31, 2010 to $3,920 million from $3,373 million for the year ended December 31, 2009. Excluding the effect of the movement in currencies, revenues increased by 10% year-on-year. Growth in revenue is impacted by growth in the number of customers and increasingly, the type and number of value added services purchased by customers.

Mobile Customers	2010	2009	Growth
Central America	13,484,996	12,901,710	5%
South America	10,139,252	8,815,217	15%
Africa	14,965,332	12,203,177	23%
Total	38,589,580	33,920,104	14%

        As of December 31, 2010, our worldwide total mobile customer base increased by 14% to 38,589,580 from 33,920,104 as of December 31, 2009. Prepaid customers accounted for 94% or 36,123,812 of the total mobile customers.

        Our mobile attributable customer base increased to 35,514,947 customers as at December 31, 2010 from 29,715,765 customers as of December 31, 2009, an increase of 20%.

        Capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Expansion of the distribution network also helped drive customer growth by increasing the number of points of sale where we sell our products, making the products more accessible. We are further driving higher penetration rates in our markets by continuing to secure affordability of our services by using innovative distribution channels and techniques. Future customer growth is partly dependent on the level of capital expenditure invested in the business; increased points of sale; innovative product development and a competitive value proposition.

        In Central America, Guatemala grew its mobile customer base by 17% year-on-year, Honduras declined by 6% year-on-year and El Salvador by 2%. In South America, total mobile customers increased by 15% with Bolivia, Colombia and Paraguay showing increases of 19%, 15% and 13% respectively. Customer growth was particularly strong in Africa. The two best performing markets in terms of net mobile customer additions were Chad, which grew by 41% year-on-year, and Tanzania, which grew by 13% year-on-year, with strong growth also in DRC, 43%, and Ghana 14%. In Senegal, net mobile customers continue to increase by 13% year-on-year, despite the dispute with the Senegalese government regarding the Sentel license (see note 31) and the launch of a new Mobile Virtual Network Operator (MNVO) in the third quarter of 2009. At the end of its first full year of operation Rwanda had 550,000 customers.

        Overall, we expect customer intake to continue to be quite volatile, with variable factors including the macro environment, seasonality, competitor promotions and our own marketing activities. In addition, the trend towards mandatory SIM card registration, and aggressive competitor pricing in some African markets is contributing to volatility. We see less and less relevance of the net customer intake as a proxy for future growth, given that Millicom sells more and more high-value services like 3G whose revenues are much higher than for basic voice customers. Revenue growth and ARPU developments are more valued today than customer intake by Millicom management.

        Our Cable business passes more than 1.3 million homes in Central America, and provides services to more than 500,000 households giving a penetration of 38% of homes passed. Customers take on an average of 1.3 services each and our aim is to increase this take-up of services by our customers by investing in upgrades to our networks so that they are bidirectional and both broadband internet and cable TV can be accommodated.

        Total homes passed and revenue generating units for our cable businesses for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009	Growth
Homes passed (in thousands)	1,332	1,287	3%
Revenue generating units (in thousands)	670	631	6%

        Revenues:    Revenues for the years ended December 31, 2010 and 2009 by operating segment were as follows:

Revenue	2010	2009	Growth
	US$ '000	US$ '000
Central America	1,415,933	1,314,760	8%
South America	1,373,877	1,075,914	28%
Africa	904,931	782,150	16%
Cable	225,508	199,903	13%
Total	3,920,249	3,372,727	16%

        Central America—Revenue increased by 8% in 2010 to $1,416 million from $1,315 million for the year ended December 31, 2009. Revenues in Central America are heavily impacted by remittances from the US and we have seen no meaningful improvement in the flow of these remittances which were down 10% year-on-year for our markets in the region.

        Local ARPU for Central America was up 1% on last year, recovering from significant declines in 2009 with Honduras showing the weakest trend. The main factor of the decline in Honduras was the new tax on inbound international traffic introduced in July. A similar tax was introduced in El Salvador at the end of 2009 which had a similar impact. In addition, the interconnect rate in El Salvador and Honduras was cut in the last quarter of 2009, with tariffs being reduced accordingly. Across Central America, our customers have shown an increased appetite for promotions and offers built on price as they seek to optimize the use of their disposable income.

        South America—Revenue grew by 28% in 2010 to $1,374 million from $1,076 million for the year ended December 31, 2009. ARPU was higher than in the previous year, reaching $12.9, reflecting stronger local currencies year-on-year as well as an improving trend in local currency ARPU. The aggressive marketing of 3G services across the region and of Paquetigos (bundles of minutes, SMS and Internet sold for use within a certain period of time) in Colombia and Paraguay has helped to increase ARPU. ARPU declines have been reduced over the year and ARPU year-on-year even increased in the last three quarters of 2010.

        Africa—Revenue grew by 16% in 2010 to $905 million from $782 million for the year ended December 31, 2009. ARPU for Africa in dollar terms was 55 cents lower than in 2009 declining in 2010 due to market price pressures. In local currency, revenues were up 19% year-on-year. Recent market price pressures could contribute to a higher consumption of services (MOUs or Minutes Of Use) or to an increased penetration over time, although there has been no evidence of it lately in Africa.

        Cable—Revenues in 2010 for Cable were $226 million. Despite the tough economic environment in Central America, our Cable business is demonstrating good growth, reflecting the attractive opportunity in cable broadband and TV services.

        Our focus in 2011 will be on increasing customer penetration and usage within our existing footprint especially with high value customers, continued transition to 3G networks in certain countries and value added services.

        Further revenue growth will likely come from all of our operations as we continue to implement our triple "A" strategy, particularly in the countries where Tigo® was most recently launched and as we heavily promote new services. This strategy will continue to drive higher penetration rates and even more consumption in our markets. Our target is to stabilize ARPU through the controlled erosion of voice ARPU and the development of value added services.

        In addition, innovation continues to be a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers' disposable income. In the course of 2010, we increased the contribution to recurring revenues from value added services from 21% in the first quarter to almost 25% in the fourth quarter. We expect innovation to be the most important driver of growth in the years ahead.

        Cost of sales:    Cost of sales increased by 11% for the year ended December 31, 2010 to $1,331 million from $1,203 million for the year ended December 31, 2009. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, cost of handsets and terminals, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin slightly increased from 64% for the year ended December 31, 2009 to 66% for the year ended December 31, 2010.

        Future gross margin percentages will be impacted by the mix of revenues generated from calls, take up of VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. Future gross profit margin will also be impacted by the volume of telephones we sell as the gross margin is generally zero on telephones.

        Sales and marketing:    Sales and marketing expenses increased by 14% for the year ended December 31, 2010 to $738 million from $647 million for the year ended December 31, 2009. Sales and marketing costs were comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, handset subsidies, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses remained stable at 19% for both the years ended December 31, 2010 and 2009.

        Future sales and marketing costs will be impacted by the level of subsidies we give on handsets, the roll-out and promotion of new and existing VAS products as well as the expansion of the distribution network requiring higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

        General and administrative expenses:    General and administrative expenses increased by 22% for the year ended December 31, 2010 to $739 million from $606 million for the year ended December 31, 2009. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, but also higher staff costs from more employees needed to manage the growth of Millicom's business. The costs of stock compensation increased due to the reassessment of the likelihood to meet the targets of our 2008 Long Term Incentive Plan. In addition there was an increase in legal and other costs during the year as a result of the license dispute in Senegal, the disposal of our operation in Laos and for compliance work. As a percentage of revenues, general and administrative expenses increased slightly from 18% for the year ended December 31, 2009 to 19% for the year ended December 31, 2010.

        We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement for most of its cell sites. The agreement marks Millicom's first outsourcing of passive infrastructure and is consistent with Millicom's strategy of improving both our capital and operating efficiency by focusing on our core activities. In December 2010 further sale and leaseback agreements were signed for most of the cell sites in Tanzania and DRC. Millicom is continuing to explore similar opportunities in some other countries where we operate and we feel we can benefit from the same efficiencies as in Ghana, Tanzania and DRC.

        Other operating income (expenses), net:    Other operating expenses increased by 8% for the year ended December 31, 2010 to $71 million from $66 million for the year ended December 31, 2009. The costs related to the corporate staff and other group support functions has increased, and the necessity to oversee and support the significant growth in the operating companies will contribute to increase other operating expenses.

        Operating profit:    Operating profit for the years ended December 31, 2010 and 2009 by segment were as follows:

Operating profit	2010	2009	Growth
	US$ '000	US$ '000
Central America	599,396	584,341	3%
South America	361,969	227,904	59%
Africa	147,737	84,582	75%
Cable	39,202	31,295	25%
Unallocated	(106,574)	(77,099)	38%
Total	1,041,730	851,023	22%

Operating profit margin	2010	2009	Change in % pts
Central America	42%	44%	(2%)
South America	26%	21%	5%
Africa	16%	11%	5%
Cable	17%	16%	1%
Total	27%	25%	2%

        Operating margin in Central America decreased from 44% for the year ended December 31, 2009 to 42% for the year ended December 31, 2010, reflecting the impact of increasing taxes on calls in Honduras and El Salvador.

        In South America, we were able to improve our operating margins due to the improving performance of our Colombian operations where the margin improved from negative 7% in 2009 to positive 5% for 2010. Operating margin for our South America operating segment overall increased from 21% for the year ended December 31, 2009 to 26% for the year ended December 31, 2010.

        In Africa, increasing depreciation charges from Millicom's high capital expenditure in the region as it aggressively rolled out the triple "A" operating strategy for the region negatively impacted operating margins. Nevertheless, this led to an increase in Africa operating profit margin from 11% for the year ended December 31, 2009, to 16% for the year ended December 31, 2010. During 2009, Millicom's operation in the DRC moved equipment to focus on the two regions with the highest economic activity in the country until the economic circumstances in the rest of the country improve.

        The Cable operating segment increased its operating margin to 17% for the year ended December 31, 2010 from 16% for the year ended December 31, 2009.

        In the future, Millicom's operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures.

        Interest expense:    Interest expense for the year ended December 31, 2010 increased by 24% to $215 million for the year ended December 31, 2010, from $173 million for the year ended December 31, 2009. In the fourth quarter of 2010, the 10% Senior Notes were redeemed early on December 1, 2010 as part of the strategy to move debt to operational levels. An early redemption penalty on the 10% Senior Notes and costs of raising finance in El Salvador contributed to the overall increase in interest expense compared with the 2009 year.

        Interest and other income:    Interest and other income for the year ended December 31, 2010 increased by 27% to $15 million from $12 million for the year ended December 31, 2009. A reduction in interest rates, together with lower cash balances during the year ended December 31, 2009 compared to the current year, impacted the interest income.

        Revaluation of previously held interests:    On July 1, 2010 Millicom reached an agreement with its local partner in Honduras whereby Millicom's local partner granted Millicom an unconditional call option for the next five years for his 33% stake in Telefonica Celular S.A de C.V ("Celtel"), its Honduran subsidiary and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom. As a result of this agreement Millicom has the right to control Celtel, which has been fully consolidated into the Millicom Group financial statements from July 1, 2010. In addition Millicom acquired a further 6% of Navega S.A. DE CV ("Navega Honduras") (formerly Metrored S.A.). As a result of these transactions Millicom has the right to control Navega Honduras. A gain of $1,060 million was recognized on revaluation of Millicom's previously held interests in Celtel and Navega Honduras. On March 13, 2009, Millicom's joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom's joint venture in Guatemala) and its previously held 49% interest in Navega Honduras a subsidiary of Navega (held by Millicom's joint venture in Honduras), recognizing a gain of $32 million.

        Other non operating (expenses) income, net:    Other non operating (expenses) income, was a net expense of $30 million for the year ended December 31, 2010 and remained broadly consistent with an expense of $32 million for the year ended December 31, 2009. In 2009 these related to exchange losses, and in 2010 to both exchange losses and fair value adjustments on hedges.

        Charge for taxes:    The net tax charge for the year ended December 31, 2010 increased to $227 million from $188 million for the year ended December 31, 2009. This increase was mainly due to the higher profit before tax excluding the gain on the revaluation of previously held interests which has no tax impact.

        Millicom has an established transfer pricing policy whereby it charges both royalties on revenues as well as management fees to most of its affiliates.

        As a consequence, the Group's effective tax rate excluding the gain on the revaluation of previously held interests decreased slightly from 29% in 2009 to 28% in 2010.

        The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would likely increase the Group effective tax rate.

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2010 was $1,652 million compared to a net profit of $851 million for the year ended December 31, 2009. Profit from continuing operations increased from $504 million for the year ended December 31, 2009 to $1,643 million for the year ended December 31, 2010 for the reasons stated above. The profit from discontinued operations for the year ended December 31, 2010 was $12 million compared to a profit from discontinued operations for the year ended December 31, 2009 of $300 million (including a $289 million net gain on disposals of Millicom's operations in Cambodia and Sri Lanka—see note 5).

Years Ended December 31, 2009 and 2008

        The following table sets forth certain income statements items for the periods indicated:

			Impact on Comparative Results for Period
	Year Ended December 31,
			Amount of Variation	Percent Change
	2009	2008
	(in thousands of U.S. dollars, except percentages)
Revenues	3,372,727	3,150,559	222,168	7%
Cost of sales	(1,202,902)	(1,114,822)	(88,080)	8%
Gross profit	2,169,825	2,035,737	134,088	7%
Sales and marketing	(647,009)	(657,480)	10,471	(2)%
General and administrative expenses	(606,213)	(498,597)	(107,616)	22%
Other operating expenses	(65,580)	(61,438)	(4,142)	7%
Operating profit	851,023	818,222	32,801	4%
Interest expense	(173,475)	(135,932)	(37,543)	28%
Interest and other financial income	11,573	32,277	(20,704)	(64)%
Revaluation of previously held interests	32,319	—	32,319	N/A
Other non operating expenses, net	(32,181)	(52,265)	20,084	(38)%
Profit from associates	2,329	8,706	(6,377)	(73)%
Profit before tax from continuing operations	691,588	671,008	20,580	3%
Charge for taxes	(187,998)	(268,813)	80,815	(30)%
Profit for the year from continuing operations	503,590	402,195	101,395	25%
Profit from discontinued operations, net of tax	300,342	2,246	298,096	13,272%
Non controlling interests	46,856	113,075	(66,219)	(59)%
Net profit for the year attributable to equity holders	850,788	517,516	333,272	64%

        We earn revenue mainly from provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services, and other services and equipment sales.

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

        In Central America, Guatemala grew its mobile customer base by 22% year-on-year, Honduras grew by 12% year-on-year and El Salvador by 10%. In South America, total mobile customers increased by 18% with Bolivia, Colombia and Paraguay showing increases of 45%, 13% and 11% respectively. Customer growth was particularly strong in Africa. The two best performing markets in terms of net mobile customer additions were Chad, which grew by 88% year-on-year, and Tanzania, which grew by 73% year-on-year, close to 4 million mobile customers. DRC also showed a significant year-on-year net mobile customer growth of 44%. In Senegal, net mobile customers increased by 13% year-on-year, despite the dispute with the Senegalese government regarding the Sentel license (see note 31) and the launch of a new MVNO in the third quarter of 2009. Services were launched in Rwanda at the beginning of December and, by the end of the year, we had attracted some 75,000 customers.

        Overall, we expect customer intake to continue to be quite volatile, with variable factors including the macro environment, seasonality, competitor promotions and our own marketing activities. In addition, the trend towards mandatory SIM card registration in some African markets is likely to contribute to this volatility.

        Our Cable business now passes 1.3 million homes in Central America a 10% increase on 2008, and provides services to 474,000 households giving a penetration of 37% of homes passed. Customers take on an average of 1.3 services each and our aim is to increase this take-up of services by our customers by investing in upgrades to our networks so that they are bidirectional and both broadband internet and cable TV can be accommodated.

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

        Operating profit:    Operating profit for the years ended December 31, 2009 and 2008 by segment were as follows:

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

        In South America, we were able to improve our operating margins due to the improving performance of our Colombian operations where the margin improved from negative 16% in 2008 to negative 7% for 2009. Operating margin for our South America operating segment overall increased from 15% for the year ended December 31, 2008 to 21% for the year ended December 31, 2009.

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

        Revaluation of previously held interests:    On March 13, 2009, Millicom's joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. ("Navega"—see note 4). Millicom decided to early adopt IFRS 3R and has applied it to this acquisition (see note 2). As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom's joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. ("Metrored"), a subsidiary of Navega (held by Millicom's joint venture in Honduras), recognizing a gain of $32 million.

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

        As of December 31, 2010, Millicom's total consolidated outstanding debt and other financing was $2,352 million (2009: $2,347 million). None of this amount (2009: $455 million) represented the Company's indebtedness and $2,352 million (2009: $1,892 million) represented the consolidated indebtedness of our subsidiaries and joint ventures.

        In the long term, we seek to finance the costs of developing and expanding mobile operations mainly at operating level on a country-by-country basis. Operations are typically financed initially by contributions from Millicom in the form of equity, shareholder loans and, in some cases, debt. In many operations we have replaced such equity and debt with third party financing, which, after initial stages of an operating company's development, is non-recourse to Millicom whenever possible. Sources of financing at the operating company level have included; vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation ("IFC"), PROPARCO, FMO, EKB and the Overseas Private Investment Corporation ("OPIC") bank credit.

        We seek to obtain financing at operating company level in local currency to limit the impact of currency fluctuations, although this is not always possible due either to absence of long term credit facilities, or lack of commercially acceptable facilities.

Cash Upstreaming

        Progressive improvement in operating and financial performance of our operations has enabled ongoing upstream of excess cash to the Company. This is accomplished through a combination of dividends, royalties, technical service fees and shareholder loan repayments. For the year ended December 31, 2010, we upstreamed $819 million from 8 of the 14 countries in which we operate. This upstreamed cash was used to partly fund payment of $788 million of dividends, to repurchase $300 million of shares in a share buy-back program, and will be used for further investment and distributions to shareholders or for external growth if appropriate. In 2009, we upstreamed $591 million from 9 of 14 countries in which we operated. In 2008, we upstreamed $543 million from 9 of 16 countries in which we operated.

Cash Flows

Years Ended December 31, 2010 and 2009

        For the year ended December 31, 2010, cash provided by operating activities was $1,372 million, compared to $1,225 million for the year ended December 31, 2009. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

        Cash used by investing activities was $528 million for the year ended December 31, 2010, compared to $930 million for the year ended December 31, 2009. In the year ended December 31, 2010 Millicom used $5 million in the acquisition of joint ventures and subsidiaries (see note 4), compared to a use of $53 million for the year ended December 31, 2009. Millicom also used $597 million to purchase property, plant and equipment compared to $727 million for the same period in 2009.

        Cash used by financing activities was $1,335 million for the year ended December 31, 2010, compared to cash provided by financing activities of $124 million for the year ended December 31, 2009. In the year ended December 31, 2010, we returned $300 million to shareholders under a share buy-back program, $788 million in dividend distributions (extraordinary dividend of $4.60 per share and ordinary dividends $1.24 and $1.40 per share) and repaid debt of $1,398 million while raising funds of $1,147 million through new financing and $3 million through the issuance of shares.

        The net cash inflow provided by discontinued operations was nil for the year ended December 31, 2010 compared to a net cash inflow of $417 million for the year ended December 31, 2009 (mainly related to the net proceeds from the sale of Millicom's operations in Sri Lanka and Cambodia).

        The net cash outflow for the year ended December 31, 2010 was $488 million compared to an inflow of $837 million for the year ended December 31, 2009. Millicom had closing cash and cash equivalents balances of $1,023 million as at December 31, 2010 compared to $1,511 million as at December 31, 2009.

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

Investments, Acquisitions, Divestments and Capital Expenditures

Investments

        Millicom will continue to invest in existing mobile operations where we believe we can generate attractive returns. We may also increase our equity ownership in certain existing operations through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities and we may enter into new markets in Latin America and Africa by acquiring existing operators. We may also pursue new license opportunities in markets where the investment offers group-wide synergy potential. Such synergies include sharing information and best practices on services, human resources, technologies, market strategies, and the centralized negotiation of financings and supply contracts for network and customer equipment. We may also expand our footprint through acquisitions or greenfield projects in areas close to our existing businesses in our existing markets such as, for example, cable or content assets.

Acquisitions and acquisition option agreements

        On July 1, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom's local partner granted Millicom an unconditional call option for the next five years for his 33% stake and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom. As a result of this agreement Millicom has the right to control Celtel, which has been fully consolidated into the Millicom Group financial statements from July 1, 2010. Previously, the results of the Honduras operations were proportionately consolidated. In addition Millicom acquired a further 6% of Navega Honduras. As a result of these transactions Millicom has the right to control Navega Honduras and from August 20, 2010 Navega Honduras has been fully consolidated into the Millicom Group financial statements. Previously, the Honduras operations were proportionately consolidated.

        Millicom revalued at fair value its previously held 66.7% interest in Celtel and 60.7% in Navega Honduras, recognizing a gain of $1,060 million. The fair values of Celtel and Navega Honduras were determined based on a discounted cash flow calculation.

        In 2009, Millicom's joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. ("Navega") and Millicom acquired the remaining non-controlling interest in its operation in Chad. Millicom's share of the Navega acquisition cost amounted to $49 million and Millicom's share of the net cash acquired amounted to $10 million; net cash used for this acquisition therefore amounted to $39 million. The initial consideration for the remaining non-controlling interest in Chad amounted to $8 million and was paid in cash. If certain conditions are met, Millicom will have to pay further $2 million within the 14 months following the statement of financial position date.

Divestments and shareholding alignments

        On August 20, 2010, to facilitate the integration of its various business lines and to create synergies, Millicom entered into agreements with its partners in Honduras and Guatemala to align ownership of its Amnet and Navega businesses. As a result Millicom sold 45% of its Amnet operations in Guatemala to its partner in Guatemala. From this date Amnet Guatemala has been accounted for as a joint venture and proportionately consolidated into the Millicom Group financial statements.

Previously, the results of the Amnet Guatemala were fully consolidated. There was no significant impact on profit and loss from the disposal.

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement for most of its cell sites. The agreement marked Millicom's first outsourcing of passive infrastructure and is consistent with Millicom's strategy of improving both our capital and operating efficiency by focusing on our core activities. The Ghana agreement was followed by similar arrangements in December 2010 in Tanzania and DRC.

        During 2009, Millicom completed the sale of its mobile operations in Sri Lanka (on October 16, 2009), Sierra Leone and Cambodia (respectively on November 25 and 26, 2009). A total net gain of $289 million was recognized from the sale of these operations. Millicom's operations in Sri Lanka, Sierra Leone and Cambodia ceased to be consolidated from the date of sale.

Capital Expenditures

        Our capital expenditure on property, plant and equipment, licenses and other intangibles by operating segment (including discontinued operations) for the years ended December 31, 2010, 2009, and 2008 was as follows:

	2010	2009	2008
Central America	143,668	110,738	294,011
South America	244,499	163,045	369,167
Africa	277,613	398,244	601,080
Cable	64,437	64,569	11,548
Unallocated items and discontinued operations	16,713	79,964	166,885
Total	746,930	816,560	1,442,691

        In 2010 we incurred capital expenditures related to our new operation in Rwanda and the roll out of tigo® across the rest of our African operations in 2010.

Commitments to Purchase Network Equipment within One Year

        As of December 31, 2010, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $207 million from a number of suppliers, all of which was within one year except $7 million within more than one year. We expect to meet these commitments from our current cash balance and from the cash generated from our operations.

        As of December 31, 2009, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $186 million from a number of suppliers, all of which was within one year except $3 million within two years.

Financing

        We finance our operations on a country-by-country basis aiming at pushing down debt to the operational level to improve our tax efficiency and to mitigate country risk. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of December 31, 2010, 100% of our debt was at operational level. 55% of this debt was denominated in local currency.

        Millicom's total consolidated indebtedness as of December 31, 2010 was $2,352 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, and pledged deposits) was $1,268 million. Our annual interest expense for the years ended December 31, 2010 and 2009 was $215 million and $173 million, respectively.

10% Senior Notes

        On September 9, 2010, Millicom announced early and fully redemption of the 10% Senior Notes. The 10% Senior Notes were repurchased on November 30, 2010 for $490 million representing $459 million of principal, $23 million of interest to December 1, 2010 and $8 million early redemption penalty.

        These notes were initially issued on November 24, 2003, when Millicom issued $550 million aggregate principal amount of 10% Senior Notes due on December 1, 2013, of which $90 million were repurchased in 2007. The 10% Senior Notes were bearing interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1.

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by operation is as follows:

	2010	2009
	US$ '000	US$ '000
Colombia(i)	522,994	508,904
El Salvador(ii)	435,279	159,332
Honduras(iii)	207,277	100,339
Tanzania(iv)	207,086	212,405
Guatemala(v)	163,631	100,351
Ghana(vi)	158,183	137,650
Amnet(vii)	133,816	247,334
Chad(viii)	107,227	94,157
Paraguay(ix)	105,700	59,931
Bolivia(x)	99,085	99,075
DRC(xi)	94,151	78,865
Other	117,607	94,067
Total other debt and financing	2,352,036	1,892,410
Of which:
Due after more than 1 year	1,796,572	1,458,423
Due within 1 year	555,464	433,987

        Other significant individual financing facilities are described below:

(i)    Colombia

        In March 2008, Colombia Móvil S.A. E.S.P ("Colombia Móvil"), Millicom's operation in Colombia, entered into a COP391 billion, 5 year facility with a club of Colombian banks. This facility bears interest at Deposits to Fixed Terms ("DTF") plus 4.5% and is 50% guaranteed by the Company. As at December 31, 2010 $176 million (2009: $191 million) was outstanding on this facility.

        Colombia Móvil also had local currency loans from the non-controlling shareholders outstanding as at December 31, 2010 of $308 million (2009: $274 million). These loans bear interest at DTF plus 4.15% and mature between 2011 and 2013.

        In addition, as at December 31, 2010 Colombia Móvil had $39 million (2009: $44 million) of other debt and financing, in US$ and local currency.

(ii)   El Salvador

        On September 23, 2010, Telemovil Finance Co. Ltd., a fully owned subsidiary of Millicom in the Cayman Islands issued $450 million aggregate principal amount of 8% Senior Unsecured Guaranteed

Notes (the "8% Senior Notes") due on October 1, 2017. The 8% Senior Notes were issued for $444 million representing 98.68% of the aggregate principal amount. Distribution and other transaction fees of $9 million reduced the total proceeds from issuance to $435 million. The 8% Senior Notes have an 8% per annum coupon with an 8.25% per annum yield and are payable semi-annually in arrears on April 1 and October 1. The effective interest rate is 8.76%.

        The 8% Senior Notes are general unsecured obligations of Telemovil Finance Co. Ltd and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 8% Senior Notes are guaranteed by Telemovil El Salvador, S.A. (Telemovil El Salvador), a Millicom subsidiary.

        Telemovil Finance Co. Ltd has options to partially or fully redeem the 8% Senior Notes as follows:

  (i)
  Full or partial redemption at any time prior to October 1, 2014 for 100% of the principal to be redeemed, or the present value of the remaining scheduled payments of principal to be redeemed and interest, whichever is higher.

  (ii)
  Full or partial redemption at any time on or after October 1, 2014 for the following percentage of principal to be redeemed, plus accrued and unpaid interest and all other amounts dues, if any:

October 1, 2014	104%
October 1, 2015	102%
October 1, 2016	100%
  (iii)
  Redemption of up to 35% of the original principal of the 8% Senior Notes if, prior to October 1, 2013, Telemovil El Salvador receives proceeds from issuance of shares, at a repurchase price of 108% of the principal amount to be redeemed plus accrued and unpaid interest and all other amounts due, if any, on the redeemed notes.

        If either Millicom, Telemovil Finance Co. Ltd or Telemovil El Salvador experience a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require repurchase of its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        In September 2006, Telemovil El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. This loan was fully repaid in 2010. As of December 31, 2009, $130 million of this facility was outstanding.

        In December 2008, Telemovil El Salvador entered into a $12 million 2 year loan with Banco Agrícola Comercial S.A. The loan bears interest at $ LIBOR plus 6%. This loan was fully repaid in 2010. As of December 31, 2009, $6 million of this facility was outstanding.

        In December 2009, Telemovil El Salvador entered into a 2 year loan with Scotiabank, bearing interest at $ LIBOR plus 5.0%. This loan was fully repaid in 2010. As at December 31, 2009, $23 million was outstanding.

(iii) Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with several local banks maturing between 2012 and 2015. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2010 between 6.25% and 16.5% (2009: between 7.75% and 11%). As at December 31, 2010, the amount of outstanding debt under these facilities was $207 million. As at December 31, 2009 Millicom's share of the outstanding debt was $100 million.

(iv)  Tanzania

        In December 2008, Millicom Tanzania Limited, Millicom's operation in Tanzania entered into facilities totaling $228 million comprising of a five year local currency syndicated tranche for TZS95 billion at the 180 days treasury Bill rate plus 3%, a seven year $116 million EKN guaranteed financing with 45% of the facility fixed at 4.1% and 55% of the facility at $ LIBOR plus 0.665% and a seven year $40 million tranche with Proparco at $ LIBOR plus 2.5%. All tranches are 100% guaranteed by the Company. As at December 31, 2010, the amount outstanding under these facilities was $200 million (2009: $200 million).

        In March 2007 Millicom Tanzania Limited entered into a 5 year Citi-Opic facility, bearing interest at a rate of $ LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2010 amounted to $7 million (2009: $12 million).

(v)   Guatemala

        In March 2009, Millicom's operation in Guatemala and its sister company Asesoria en Telecomunicaciones SA ("Asertel") entered into four facilities with 3 year maturities for a total of $122 million with Banco de Desarollo Rural S.A., Banco Industrial S.A., Banco G&T Continental S.A., and Blue Tower Ventures Inc. Millicom's share of these facilities amounted to $48 million (2009: $67 million), out of which $7 million is guaranteed by the Company.

        Comcel also signed another 5 year facility with IFC for $100 million. As at December 31 2010, Millicom's share of the outstanding debt amounted to $64 million (2009: $19 million), bearing interest at $ LIBOR plus 4.50%.

        In addition as at December 31, 2010, Comcel had financing of $28 million (Millicom's share of outstanding debt) with Citibank maturing at the end of 2011 bearing a fixed rate of 4.45% (2009: $ Nil) and other financing of $16 million (2009: $14 million).

(vi)  Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60 million local 5 year Facility. The loan bears interest at $ LIBOR plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at $ LIBOR plus 2.25% was arranged. As at December 31, 2010, $102 million (2009: $132 million) was outstanding under these facilities.

        In December 2009 the operation entered into a 3.5 year $22 million Ericsson arranged financing with EKN and Nordea priced at $ LIBOR + 0.85% fully guaranteed by the Company. As at December 31, 2010, $15 million was outstanding under this facility (2009: $6 million).

        In January 2010, the operation signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its cell sites, to be transferred to Helios Towers in 2010 and 2011. As at December 31, 2010, $41 million was outstanding on the finance lease as part of the lease back agreement.

(vii) Amnet

        In September 2009, Millicom Cable N.V., a subsidiary of the Company, refinanced with a 2 year, $250 million senior term loan facility fully guaranteed by the Company with Standard Bank, RBS, Nordea, DnB Nor, and Morgan Stanley. This loan agreement was allocated to the 3 main Amnet operating entities in Costa Rica, El Salvador, and Honduras. The loan bore interest for the first six months at $ LIBOR plus 4.5%, for months seven to twelve at $ LIBOR plus 4.75% and thereafter the margin increases by an incremental 25 basis points per quarter. As at December 31, 2009 $247 million was outstanding under this facility. During the course of 2010 the loan was refinanced by a new $105 million 7 year club deal fixed rate facility with HSBC, Bancocolombia and Citibank bearing interest at 6.7% in Costa Rica and a $30 million 7 year bilateral fixed rate financing from Banco Industrial bearing interest at 7% in Honduras. As at December 31, 2010, $104 million was outstanding under the facility in Costa Rica and $29 million for the facility in Honduras.

(viii)  Chad

        In May and August 2007, Millicom's operation in Chad signed respectively a $31 million 5 year Facility with China Development Bank bearing interest at $ LIBOR +2% and a Euro 15 million 5 year Facility with Proparco bearing interest at Euribor +2%. As at December 31, 2010 $13 million and $8 million respectively (2009: $23 million and $12 million respectively) were outstanding under these facilities, both guaranteed by the Company.

        In May 2009, Millicom Chad entered into a XAF6 billion 5 year Facility co-arranged by Societe Generale Cameroun and Financial Bank priced at a fixed interest rate of 7%, fully guaranteed by the Company. At the same date, Millicom Chad signed a XAF21 billion 5 year Subordinated Facility with Societe Generale Tchad with interest at TIAO +1.85% and guaranteed by Nordea. This guarantee is secured by a pledged deposit of $45 million by the Company (see note 18). As at December 31, 2010 $12 million and $43 million respectively were outstanding under these facilities (2009: $13 and $46 million respectively).

        In December 2009 the operation obtained a XAF 5 year fixed rate financing with the IFC bearing interest at 8%. This facility is guaranteed by Millicom. As at December 31, 2010 the amount outstanding under this facility was $18 million (2009: $ nil).

        In January 2010 the operation entered into a 3 year deferred payment agreement with Huawei for $50 million, guaranteed by Millicom and bearing interest at LIBOR +3.75%. As at December 31, 2010 the amount outstanding under this agreement was $13 million.

(ix)  Paraguay

        In July 2008, Telefonica Cellular Del Paraguay, Millicom's operation in Paraguay entered into a $107 million, 8 year loan with the European Investment Bank ("EIB"). The loan bears interest at $ LIBOR plus 0.125%. The outstanding amount as at December 31, 2010 was $100 million (2009: $50 million). The EIB loan is guaranteed for commercial risks by a group of banks for a commission guarantee of 1.25%.

        In addition as at December 31, 2010, Telefonica Cellular Del Paraguay had $6 million (2009: $10 million) of other debt and financing outstanding.

(x)   Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20 million was provided directly by the FMO, is repayable over 7 years and bears interest at $ LIBOR plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard Bank, is repayable over 5 years and bears interest at $ LIBOR plus 2%. Both tranches are guaranteed by the Company. As of December 31, 2010, $25 million of this financing agreement was outstanding (2009: $35 million).

        In March 2008, Telecel Bolivia signed a 4 year and 9 months financing agreement for $30 million with International Finance Corporation. The loan bears interest at $ LIBOR plus 2% and is fully guaranteed by the Company. As of December 31, 2010, $17 million of this financing agreement was outstanding (2009: $25 million).

        In addition to the above, Telecel Bolivia had supplier financing from Huawei (at interest rates of $ LIBOR plus 2%) and FPLT amounting to $13 million at December 31, 2010 (2009: $26 million) and $44 million of other debt and financing outstanding as at December 31, 2010 (2009: $13 million). This additional debt comprises 7 bilateral loans in local currency bearing fixed rates ranging from 4.5% to 6.5% and maturing between December 2012 and December 2015.

(xi)  Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2010, $55 million was outstanding under this facility (2009: $75 million).

        In September 2009, Oasis entered into a 7 year $50 million financing with the IFC guaranteed by Millicom and bearing interest at LIBOR +5%. As at December 31, 2010 the outstanding amount under this facility was $17 million.

        In addition at December 31, 2010, Oasis had other debt and financing of $22 million (2009: $4 million), mainly consisting of $19 million financed from Huawei, bearing interest at Libor + 3% and guaranteed by Millicom.

Guarantees

        In the normal course of business, the Company has issued guarantees to secure certain obligations of some of its operations under bank financing agreements. As of December 31, 2010, the Company has issued $762 million of guarantees (2009: $801 million). This represents the outstanding amount under the total guarantees.

Pledged assets

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company as at December 31, 2010 is $1,380 million (2009: $1,172 million). The assets pledged by the Group for these debts and financings at the same date amount to $411 million (2009: $610 million).

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into our US$ reporting currency. For each venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits as well as our assets, our liabilities, and our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by exchange rate fluctuations of those currencies against the US$. In addition, exchange rates are impacting Millicom's earnings and cash flows due to US$ denominated debt held at local operational level where local currency borrowing facilities are either not available or not obtainable under commercially acceptable terms.

Trend Information

        We believe there is an attractive opportunity for growth in many of our African markets due to relatively low mobile penetration with high growth potential and substantial demand for basic voice telephony services. We believe we can grow our customer base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. In addition, innovation has become a major focus of the Group as we seek to continue growing revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers' disposable income. In the course of 2010, we increased the contribution to recurring revenues from value added services from 21% in the first quarter to 25% in the fourth quarter. We expect innovation to be a key driver of growth in the years ahead. We are developing a number of non-traditional distribution channels in our operations to expand our market share and reduce our operating costs. However, a risk exists that as new competitors enter our markets and price competition intensifies, our prepaid customers may move from one mobile operator to another. This also has the effect of driving prices down, thus eroding the profitability of the mobile operators. In addition, there is the risk of additional taxes, especially in those countries that face budget constraints. In that event, we believe our strong service coverage and increasing use of non-traditional distribution channels, competitive tariffs and brand awareness will enable us to compete effectively in our markets.

Research and Development, Patents and Licenses

        As we established an early presence in most of the markets in which we operate, we have been able to secure our licenses at relatively low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. When necessary, we enter into partnerships with prominent local business partners through companies over which we typically exercise management control.

        We do not engage in research and development activities and we do not own any patents.

Off-Balance Sheet and Other Arrangements

        Millicom has a number of commitments and contingencies, as described in Note 31 to the consolidated financial statements.

Critical Accounting Policies

        The consolidated financial statements as of December 31, 2010 are prepared in accordance with consolidation and accounting policies consistent with those of previous financial years.

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

Basis of Consolidation

        Entities over which we have control are fully consolidated. Entities over which we have joint control are consolidated using the proportional method that combines our proportional share of assets, liabilities, income and expenses. The definition of control is the power to govern the financial and operating policies of an entity so as to obtain benefits from it, and is based on criteria such as the ability to vote at shareholder and board level. The method of consolidation for each entity is based on management's assessments as to whether they have full or joint control.

Functional and presentation currencies

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of each subsidiary, joint venture and associates reflects the economic substance of the underlying events and circumstances of these entities. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in different currencies. The Group's consolidated financial statements are presented in U.S. dollar (the "presentation currency"). The functional currency of the Company is the U.S. dollars because of the significant influence of the U.S. dollar on its operations.

Goodwill

        Goodwill represents the excess of cost of an acquisition, over the Group's share in the fair value of identifiable assets less liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of the transaction. If the fair value of identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can only be determined provisionally, then Millicom initially accounts for goodwill using provisional values. Within twelve months of the acquisition date, Millicom then recognizes any adjustments to the provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to provisional fair values are made as if the adjusted fair values had been recognized from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net". Goodwill on acquisition of associates is included in "investments in associates". Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.

        For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group's cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

  •
  Is not larger than an operating segment.

        Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Trademarks and Customer bases

        Trademarks and customer bases are recognized as intangible assets only when acquired in business combinations or in transactions increasing ownership in joint ventures. Cost represents fair value as at the date of acquisition. Trademarks and customer bases have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer bases over their estimated useful lives. The estimated useful life for trademarks and customer bases are based on the specifications of the market in which they exist. Trademarks and customer bases are recorded under the caption "Intangible assets, net".

Impairment of Non-Financial Assets

        At each reporting date the Group assesses whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The Group determines the recoverable amount based on the higher of its fair value less cost to sell and its value in use, and is determined on an individual asset basis, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions of the time value of money and the risk specific to the asset. In addition to the evaluation of possible impairment, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

        An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognized impairment loss is reversed if there has been a change in the estimate used to determine the asset's recoverable amount since the last impairment loss was recognized. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

        Where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets.

Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If maturing more than 12 months after the end of the reporting period these are classified within non-current assets. Otherwise they are included in current assets. Loans and receivables are carried at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Financial instruments at fair value through profit or loss

        Financial instruments at fair value through profit or loss are financial instruments held for trading. Their fair value is determined by reference to quoted market prices at the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques.

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

Non-current assets (or disposal groups) held for sale and related liabilities

        Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value (less costs to sell if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use). The liabilities of disposal groups are classified as "Liabilities directly associated with assets held for sale".

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

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

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

        When customers forward purchase a specified amount of airtime, revenues are recognized as credit is used. Unutilized airtime is carried in the statement of financial position and is included under deferred revenue within "other current liabilities".

        Revenues from value added services such as text messaging, video messaging, ringtones, games etc., are recognised net of payments to the providers of these services when the providers are responsible for the contents and for determining the price paid by the customer and, as such, the Group is considered to be acting in substance as an agent only. Where the Group is responsible for the content and determines the price paid by the customer then the revenue is recognised gross.

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

Share based Compensation

        Up until May 2006, share options were granted to Directors, management and key employees. The fair value of the equity instruments granted in exchange for the services received was recognized as an expense over the vesting period. The total amount to be expensed over the vesting period was determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to vest. At each statement of financial position date, the Group revises its estimate of the number of options that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

        Subsequent to May 2006, restricted share awards are granted to the Directors, management and key employees.

        The cost of these equity transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognized for equity settled transactions at each reporting date until the vesting date reflects the extent to which vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

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

Deferred tax

        Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

        Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference, and the carry-forward of unused tax credits and unused tax losses can be utilized except where the deferred tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting nor taxable profit or loss.

        The carrying amount of deferred income tax asset is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each statement of financial position date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

        Deferred income tax assets and liabilities are measured at the tax rate expected to apply to the year when the assets is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the statement of financial position date. Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement. Deferred tax assets and deferred tax liabilities are offset if legally enforceable rights exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Discontinued operations

        Revenues and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Comparative figures in the consolidated income statement representing the discontinued operations are also reclassified to a separate line. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and represent a major line of business or geographic unit which has been disposed of, or is available for sale.

Recent Accounting Developments

IFRS Developments

        The consolidated financial statements as of December 31, 2010 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years, with the exception of the early adoption as of January 1, 2009 of IFRS 3R, 'Business combinations', and IAS 27R, 'Consolidated and separate financial statements'.

        The following new standards and amendments to standards, which affect the presentation of the consolidated financial statements, which were mandatory for the first time for the financial year beginning January 1, 2010, were early adopted by the Group in 2009.

  •
  IFRS 3 (revised) ('IFRS 3R'), 'Business combinations' and consequential; amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures' are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

    The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition costs are expensed.

        The Group early adopted IFRS 3R, 'Business combinations', in 2009 for the step-up acquisition of Navega.com S.A. (see note 4). Millicom revalued its previously held interests in Navega.com S.A. at fair value, recognising the resulting gain in the consolidated income statement.

  •
  IAS 27 (revised) ('IAS 27R') requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss.

        As the Group early adopted IFRS 3R, it was required to early adopt IAS 27R, 'Consolidated and separate financial statements', at the same time.

  •
  IAS 38 (amendment), 'Intangible Assets' clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if the assets have similar useful economic lives.

        IAS 28 (amendment) was applied by the Group from the date IFRS 3R was adopted. The amendment to IAS 38 did not have a material impact on the Group's consolidated financial statements.

        The following amendments to standards and interpretations, which could affect Millicom's financial position and accounting policies, are mandatory for the first time for the financial year beginning January 1, 2010, but are not currently relevant nor have a material impact for the Group.

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

  •
  IFRIC 9, 'Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement', effective July 1, 2009. This amendment to IFRIC 9 requires an entity to assess whether an embedded derivative should be separated from a host contract when the entity reclassifies a hybrid financial asset out of the 'fair value through profit and loss' category. This assessment is to be made based on the circumstances that existed on the later of the amendments that significantly change the cash flows of the contract. If the entity is unable to make this assessment, the hybrid instrument must remain classified at fair value through profit and loss in its entirety.

  •
  IFRIC 16, 'Hedges of a net investment in a foreign operation' effective July 1, 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by an entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular the group should clearly document its hedging strategy because of the possibility of different designations at different levels of the group.

  •
  IAS 1 (amendment, 'Presentation of financial statements'. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

  •
  IAS 36 (amendment). 'Impairment of assets', effective January 1, 2010. The amendment clarifies that the largest cash-generating unit (or groups of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, 'Operating segments' (that is, before the aggregation of segments with similar economic characteristics).

  •
  IFRS 2 (amendments), 'Group cash-settled share-based payment transactions' effective from January 1, 2010. In addition to incorporating IFRIC 8, 'Scope of IFRS 2', and IFRIC 11, 'IFRS 2—Group and treasury share transactions', the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation.

  •
  IFRS 5 (amendment), 'Non-current assets held for sale and discontinued operations'. The amendment clarifies that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirements of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (course of estimation uncertainty) of IAS 1.

        The following standards, amendments and interpretations issued are not effective for the financial year beginning January 1, 2010 and not early adopted.

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

  •
  IAS 24 (revised) ('IFRS 24R), 'Related party disclosures', issued in November 2009. It supersedes IAS 24, 'Related party disclosures', issued in 2003. IAS 24R is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The group will apply the revised standard from January 1, 2011. When the revised standard is applied, the group and the parent will need to disclose any transactions between its subsidiaries and associates. The Group is currently putting systems in place to capture the necessary information. It is therefore not possible, at this stage, to disclose the impact, if any, of the revised standard on related party disclosures.

  •
  'Classification of rights issues' (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 'Accounting policies, changes in accounting estimates and errors'. This amendment is not expected to have a material impact on Millicom financial position or results.

  •
  IFRIC 19, 'Extinguishing Financial Liabilities with Equity Instruments' is effective from July 1, 2010. IFRIC 19 addresses accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all, or part of the financial liability. This amendment is not expected to have a material impact on Millicom financial position or results.

  •
  'Prepayments of a minimum funding requirement' (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, 'IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction'. Without the amendments, entities are not permitted to recognize as an asset some voluntary payments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011. This amendment is not expected to have a material impact on Millicom financial position or results.

  •
  IFRS 7 amendment 'Derecognition—Disclosures'. The amendment improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011. This amendment is not expected to have a material impact on Millicom financial position or results.

  •
  'Deferred Tax: Recovery of Underlying Assets' (amendment to IAS 12) issued in December 2010. The amendment applies to annual periods commencing on January 1, 2012. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be, through sale. This amendment is not expected to have a material impact on Millicom financial position or results.

Tabular Disclosure of Contractual Obligations

Contractual Obligations

        We have various contractual obligations to make future payments, including debt agreements, payables for license fees and lease obligations. The following table summarizes our obligations under these contracts due by period as of December 31, 2010.

	Within 1 year	Within 2-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (including finance leases and after unamortized financing fees)	555,464	1,162,320	634,252	2,352,036
Future interest commitments	145,664	346,193	26,109	517,966
Finance leases	6,953	33,739	79,430	120,122
Operating leases	63,375	235,195	143,490	441,960
Capital expenditure	199,628	7,212	—	206,840
Total	971,084	1,784,659	883,281	3,638,924

        The following table summarizes our obligations under these contracts due by period as of December 31, 2009.

	Within 1 year	Within 2-5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (including finance leases and after unamortized financing fees)	433,987	1,882,729	30,171	2,346,887
Future interest commitments	142,709	230,392	1,263	374,364
Operating leases	66,223	226,289	139,894	432,406
Capital expenditure	182,451	3,206	—	185,657
Total	825,370	2,342,616	171,328	3,339,314

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

        Millicom's directors are as follows:

Name	Position	Independent	Year first Elected		Date of Expiration of Term
Mr. Allen Sangines-Krause	Chairman	Yes	2008	(i)	May 2011
Mr. Hans Holger Albrecht	Member	Yes	2010		May 2011
Ms. Mia Brunell Livfors	Member	No	2007		May 2011
Ms. Donna Cordner	Member	Yes	2004		May 2011
Mr. Paul Donovan	Member	Yes	2009		May 2011
Mr. Omari Issa	Member	Yes	2010		May 2011
Mr. Daniel Johannesson	Member	Yes	2003	(ii)	May 2011
Mr. Michel Massart	Member	Yes	2003		May 2011
Mr. Kent Atkinson(iii)	Member	Yes	2007		May 2010

(i)
Appointed as Chairman on May 25, 2010.

(ii)
Chairman up to May 25, 2010.

(iii)
Up to May 25, 2010.

        Mr. Allen Sangines-Krause (born 1959)—Chairman, Non-executive Director, Member of the Nominations Committee.    Mr. Sangines-Krause was elected to the Board of Millicom in May 2008. He worked for Goldman Sachs between 1993 and 2007, working in a variety of senior positions from Chief Operating Officer for Latin America based in Mexico City and New York and most recently as Managing Director out of London. Prior to joining Goldman Sachs, Mr. Sangines-Krause was with Casa de Bolsa Inverlat, in Mexico, and before that he was a Founding Partner of Fidem, S.C., a Mexican investment bank, which was acquired by Casa de Bolsa Inverlat in 1991. Mr. Sangines-Krause currently sits on the Board of Investment AB Kinnevik and is Chairman of Rasaland, a real estate investment fund. He is a member of the Council of the Graduate School of Arts and Sciences of Harvard University.

        Mr. Hans Holger Albrecht (born 1963)—Non-executive Director and Member of the Nominations Committee.    Mr. Albrecht was elected to the Board of Millicom in May 2010 and is President and CEO of Modern Times Group MTG AB, a position he has held since 2000. During this period, MTG's broadcasting operations have expanded strongly from its core Nordic and Baltic regions to become one of the leading commercial broadcasters in Europe. Before joining MTG in 1997, Mr Albrecht worked for Daimler-Benz and for the Luxembourg-based media group CLT, where he was responsible for all television activities and for business development in Germany and Eastern Europe. Mr. Albrecht is co-Chairman of CTC Media Inc, the largest commercial television broadcaster in Russia, in which MTG has a 38.9% stake, and a member of the Board of the International Emmy Association in New York. He was born in Brussels, Belgium and studied at the University of Freiburg in Germany, at Yale University in the USA, and at the University of Bochum, Germany, where he received a Master of Law degree.

        Ms. Mia Brunell Livfors (born 1965)—Non-executive Director and Member of the Compensation Committee.    Ms. Brunell was elected to the Board of Millicom in May 2007. From August 2006, Ms. Brunell has been Chief Executive Officer of Investment AB Kinnevik ("Kinnevik"), a Swedish public company managing a portfolio of long-term investments in a number of public companies such as Millicom. Ms. Brunell joined Kinnevik owned company Modern Times Group MTG AB in 1992, and was appointed Chief Financial Officer in 2001. As Chief Financial Officer, Ms. Brunell played a central role in MTG's development. Currently, Ms. Brunell is a member of the Board of Directors of Korsnäs AB, Tele2 AB, CDON AB, Metro International S.A., Transcom WorldWide S.A., Modern Times Group (MTG) and Hennes & Mauritz AB (H&M).

        Ms. Donna Cordner (born 1956)—Non-executive Director and Member of the Audit Committee. Ms. Cordner was elected to the Board of Millicom in May 2004. She was formerly a Managing Director and Global Head of Telecommunications and Media Structured Finance at Citigroup. She has also held senior management positions at Société Générale and ABN Amro Bank N.V. in the U.S. and Europe, including as Director of ABN's Latin American Telecommunications Project Finance and Advisory Group. Until July 2005, Ms. Cordner was the Chief Executive Officer of HOFKAM Limited, which is the largest rural microfinance company in Uganda, and continues to advise HOFKAM as a consultant. She was named Executive Vice President of Corporate Finance and Treasury for Tele2AB effective March 2007 and was Market Area Director and Chief Executive Officer for Russia between March 2008 and July 2009.

        Mr. Paul Donovan (born 1958)—Non-executive Director, Member of the Audit Committee. Mr. Donovan was elected to the Board of Millicom in May 2009. He was appointed director and Chief Executive Officer of Eircom on 1 July 2009 and before that, Mr. Donovan was Chief Executive, EMAPA Region for the Vodafone Group until 2008. Mr. Donovan's background includes a decade in fast moving consumer goods before he moved into the technology sector, principally with BT and Vodafone. His career with Vodafone started 11 years ago and for the last six years, he has overseen Vodafone's operations in subsidiaries in Eastern Europe, Middle East and Asia Pacific. Africa, the US, India and China were added to his remit in 2006. As part of his role, he sat on the boards of numerous subsidiaries and joint ventures during this period. He holds a BA (with Honors) from University College, London and an MBA from the Bradford University Management Centre with a specialization in Finance and Business Policy. Mr. Donovan is an Executive Director of Eircom Group Limited, Eircom Ltd, and Valentia Communications.

        Mr. Omari Issa (born 1947)—Non-executive Director and Member of the Audit Committee.    Mr. Issa was elected to the Board of Millicom in May 2010 and is the CEO of Investment Climate Facility for Africa. He is a Tanzanian citizen who is responsible for managing the ICF's seven year program to improve Africa's investment climate and remove barriers to growth. Mr. Issa has extensive business experience in the public and private sectors, having worked in both Africa and abroad. He has firsthand experience of the realities of doing business in Africa, having previously worked as Executive Director and Chief Operating Officer of Celtel International, where he played an instrumental role in managing the company's growth and expansion across the continent. Prior to working at Celtel, Mr Issa spent fourteen years with the IFC and six years with the World Bank. He has a Bachelor of Science (Honours) from The Polytechnic of Central London, and an MBA from Columbia University, New York.

        Mr. Daniel Johannesson (born 1943)—Vice -Chairman, Non-executive Director, Chairman of the Compensation and Nominations Committees.    Mr. Johannesson was elected to the Board of Millicom in May 2003. He was Chairman between March 2004 and May 2010. He has held a number of executive positions at major Swedish and Norwegian companies including Chief Executive Officer of Telenor Bedrift and Executive Vice President at the construction company Skanska, where he was responsible for their telecommunications and facilities management interests. He was also Chief Executive Officer of Investment AB Kinnevik and Director General of the Swedish national railway operator, SJ.

        Mr. Michel Massart (born 1951)—Non-executive Director and Chairman of the Audit Committee. Mr. Massart was elected to the Board of Millicom in May 2003. Until June 2002, he was a partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997. He is a former member of the Board of the Institute of Statutory Auditors. He is a professor at Solvay Brussels School of Economics & Management, Belgium.

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

        The Board has adopted work procedures to establish a division of work between the Board and the President and Chief Executive Officer. The Chairman conducts discussions with each member of the Board regarding the work procedures of the Board and performs an annual evaluation of the Board's work. The members of the Board annually evaluate each other and the performance of the Chief Executive Officer.

        In 2010, the Board had 5 meetings in person and 4 by telephone.

        The work of the Board is divided between the Board and its principal committees:

  •
  the Audit Committee,

  •
  the Compensation Committee,

  •
  the Corporate Social Responsibility ("CSR") Committee, and

  •
  the Nominations Committee.

        The main tasks of the Board committees are to work on behalf of the Board within their respective areas of responsibility. The Board also creates "ad hoc" committees or working groups from time to time to work on specific projects when the need arises. Any "ad hoc" committee or working group reports back to the full Board.

        Audit Committee.    Millicom's directors have established an Audit Committee that convenes at least four times a year, comprising four directors, Mr. Massart (Chairman and financial expert), Mr. Donovan and, from May 25, 2010 Mr. Issa and Ms. Cordner. On May 25, 2010, Mr. Kent Atkinson resigned from the Audit Committee. This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of external auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements (including compliance with Sarbanes Oxley Act) and accounting standards, independence of external auditors, audit fees, the internal audit function, the fraud risk assessment, the risk management and ensuring that an effective system of internal financial controls exists. The ultimate responsibility for reviewing and approving Millicom's annual report and accounts remains with the Board. The Audit Committee met 11 times during 2010 and Millicom's external auditors participated in each such meeting.

        Compensation Committee.    Millicom's Compensation Committee is chaired by Mr. Johannesson. Ms. Brunell became a member of the Committee after the Annual Meeting of Shareholders on May 29, 2007 and Mr. Donovan became a member after the Annual Meeting of Shareholders on May 2009. Ms. Brunell is a non-independent director and Mr. Donovan is an independent director. In this respect, Millicom has opted to follow home country (Luxembourg) corporate practice rather than NASDAQ Marketplace Rule 4350(c)(3). Allen & Overy, Millicom's Luxembourg legal counsel, have sent a letter to this effect to NASDAQ on February 12, 2007.

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

        Nominations Committee.    Millicom's Nominations Committee is chaired by Mr. Johannesson. The two other members are Mr. Albrecht, who replaced Mr. Massart on May 25, 2010, and Mr. Sangines-Krause. The Nominations Committee's main task is to recommend directors for election to the Board by the shareholders at the AGM. At the AGM, shareholders may vote for or against the directors proposed for election or may elect different directors. The Nominations Committee also reviews and recommends the fees and the grants of shares to directors, which are presented to the Board and voted on by the shareholders at the AGM.

        Corporate Policy Manual.    The Board has adopted the Millicom Corporate Policy Manual, which is Millicom's central reference for all matters relating to its corporate governance policy and other policies in the areas of ethics, accounting, human resources, etc. Regional policies that are more stringent or detailed than those set out in the Millicom Corporate Policy Manual are adopted as necessary. The Code of Ethics is a part of the Millicom Corporate Policy Manual. The Company's directors, senior executives and Group employees receive the Code of Ethics upon joining Millicom and must acknowledge that they have read, understood and will comply with the Code of Ethics.

        Directors' Service Agreements.    None of Millicom's directors have entered into service agreements with Millicom or any of its subsidiaries providing for benefits upon termination of their respective directorships.

Remuneration of Directors

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and share based compensation. Until May 2006, Directors were issued share options. Subsequent to May 2006, Directors are issued restricted shares. The annual fee and the share based compensation grants are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration charge for the Board for the years ended December 31, 2010, 2009 and 2008 was as follows:

			Other members of the board
	Chairman
					Total
	No. of shares and share options	US$ '000	No. of shares and share options	US$ '000
					US$ '000
2010
Fees		77		444	521
Share based compensation:(i)
Restricted shares(ii)	1,007	82	4,270	350	432
Total		159		794	953
2009
Fees		106		584	690
Share based compensation:(i)
Restricted shares(ii)	1,441	81	5,111	287	368
Total		187		871	1,058
2008
Fees		100		410	510
Share based compensation:(i)
Restricted shares(ii)	1,446	165	4,927	562	727
Total		265		972	1,237

(i)
See note 24.

(ii)
Restricted shares cannot be sold for one year from date of issue.

        The number of shares and share options beneficially owned by the Board as at December 31, 2010 and 2009 was as follows:

	Chairman	Other members of the Board	Total
2010
Shares	2,318	73,158	75,476
Share options	—	35,000	35,000
2009
Shares	29,969	76,292	106,261
Share options	20,000	55,000	75,000

Senior Management and Employees

Senior Executive Team

Name	Position
Mikael Grahne	President and Chief Executive Officer (CEO)
Francois-Xavier Roger	Chief Financial Officer (CFO)
Mario Zanotti	Head of Latin America
Regis Romero	Head of Africa

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

        Francois-Xavier Roger, born 1962, Chief Financial Officer. Francois-Xavier Roger joined Millicom in September 2008 from Groupe Danone where he served as Vice-President Corporate Finance since 2006 and previously as Chief Financial Officer for Danone Asia from 2000 to 2005. Prior to this, he worked at Sanofi Aventis and at Hoechst Marion Roussel where he held finance positions for Hoechst in Asia, Africa and Latin America. He majored in Marketing for his MBA at The Ohio State University and has a Master's degree in Major Accounting from Audencia Business School in France.

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

Remuneration of Officers

        The remuneration of the Officers of the Company ("Officers") comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. The bonus and share based compensation plans are based on actual performance (including individual and Group performance). Share based compensation is granted once a year by the Compensation Committee of the Board. Since 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") were proposed by the Compensation Committee and approved by the Board and the annual base salary and other benefits of the Chief Financial Officer ("CFO") were proposed by the CEO and approved by the Compensation Committee.

        The remuneration charge for the Officers for the year ended December 31, 2010, 2009 and 2008 was as follows:

	Current Chief Executive Officer	Former Chief Executive Officer		Chief Operating Officer	Current Chief Financial Officer	Former Chief Financial Officer
	US$ '000	US$ '000		US$ '000	US$ '000	US$ '000
2010
Base salary	1,261	—		—	614	—
Bonus	1,823	—		—	624	—
Pension	385	—		—	112	—
Other benefits	178				74
Total	3,647	—		—	1,424	—
Share based compensation:(i)		—		—		—
Shares issued/charge under long term incentive plans(ii)	2,874	—		—	1,243	—
Charge for share options	5	—		—	—	—
2009
Base salary	1,380	2,349		—	625	—
Bonus	1,988	1,388		—	503	—
Other benefits	142	—		—	—	—
Total	3,510	3,737		—	1,128	—
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	1,598	(2,829	)(iii)	—	129	—
Charge for share options	16	10		—	—	—
2008
Base salary	—	2,406		750	214	706
Bonus	—	1,309		882	125	—
Pension	—	—		—	—	85
Other benefits	—	—		231	7	—
Total	—	3,715		1,863	346	791
Share based compensation:(i)	—
Shares issued/charge under long term incentive plans(ii)	—	3,737		1,410	23	935
Charge for share options	—	59		29	—	240

(i)
See note 24.

(ii)
Share awards of 41,628 and 19,891 were granted in 2010 under the 2010 LTIPs to the CEO and CFO. Share awards of 35,011 and 13,323 were granted under the 2009 LTIPs to the CEO and CFO. Share awards of 45,074, 23,561, 18,266 and 4,761 were granted under the 2008 LTIPs to the former CEO, former COO, former CFO and CFO.

(iii)
Reversal for non-vested shares of the former CEO, Marc Beuls.

        The number of shares, share options and unvested share awards beneficially owned by the senior management as at December 31, 2010 and 2009 was as follows:

	Chief Executive Officer	Chief Financial Officer	Total
2010
Shares	648,647	905	649,552
Share options	—	—	—
Share awards not vested	99,431	37,720	137,151
2009
Shares	607,404	—	607,404
Share options	15,040	—	15,040
Share awards not vested	81,377	17,106	98,483

Severance Payments

        If the employment of Millicom's senior executives is terminated, severance of up to 12 months salary is potentially payable.

Employees

        The average number of permanent employees during the years ended December 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Continuing operations	5,985	5,937	4,861
Discontinued operations	237	1,852	1,812
Total average number of permanent employees	6,222	7,789	6,673

Long-term incentive plans

  2007

        Long term incentive awards for 2007 ("2007 LTIPs") were approved by the Board on March 15, 2007. The awards consisted of a performance share plan and a matching share award plan.

        Shares granted under the performance share plan vest at the end of a three year period, subject to a performance condition related to Millicom's "earnings per share" ("EPS"). The achievement of a certain level of this condition, measured at the end of the three year period, results in the vesting of a specific percentage of shares to each employee in the plan.

        The matching share award plan requires employees to invest in shares of the Company in order to be eligible for matching shares. Shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of a peer group of companies during the three-year period of the plan. A fair value per share was determined and applied to the total potential number of matching shares and was expensed over the vesting period.

        The total charge for the 2007 LTIPs of $15 million was recorded over the service period (2007 to 2009).

        In 2010, 158,677 shares were issued under the 2007 performance share plan and 66,659 shares issued under the matching share plan.

  2008

        Long term incentive awards for 2008 ("2008 LTIPs") were approved by the Board on December 4, 2007. The awards consisted of a performance share plan and a matching share award plan, the mechanisms of which are the same as the 2007 LTIPs.

        In 2010, 668 shares were issued under the 2008 performance share plan and 283 shares issued under the matching share plan.

        The total charge for the 2008 LTIPs of $25 million was recorded over the service period including $20 million in 2010 when conditions connected to the plan previously not expected to be met, were fulfilled (2008 to 2010).

  2009

        Long term incentive awards for 2009 ("2009 LTIPs") were approved by the Board on June 16, 2009. The 2009 LTIP's consist of a deferred share awards plan and a performance shares plan.

        Shares granted under the deferred plan are based on past performance and vest 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

        Shares granted under the performance shares vest at the end of a three year period, 50% subject to a market condition that is based on the TSR of Millicom compared to the TSR a peer group of companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to the market condition was determined and applied to the total potential number of performance shares, to be expensed over the vesting period.

        In 2010, 612 shares were issued under the 2009 performance share plan and 27,314 shares issued under the deferred share plan.

        The total charge for the 2009 LTIPs was estimated as of December 31, 2010 at $10 million, to be recorded over the service periods (2009 to 2011).

  2010

        Long term incentive awards for 2010 ("2010 LTIPs") were approved by Millicom's Board of Directors on November 27, 2009. The 2010 LTIP's consist of a deferred share awards plan and a performance shares plan. The awards consisted of a performance share plan and a matching share award plan, the mechanisms of which are the same as the 2009 LTIPs.

        The total charge for the 2010 LTIPs was estimated as of December 31, 2010 at $15 million, to be recorded over the service period (2010 to 2012).

        The number of share awards expected to vest under the long term incentive plans is as follows:

	Performance shares 2010	Deferred share awards 2010	Performance shares 2009	Deferred share awards 2009	Matching share award plan 2008	Performance shares 2008
Plan share awards	81,862	153,960	124,254	172,352	168,396	223,829
Share awards granted(i)	4,167	8,127	5,867	6,658	4,732	8,317
Revision for expected forfeitures	(9,872)	(12,311)	(22,767)	(27,404)	(86,432)	(78,522)
Revision for expectations in respect of performance conditions	—	—	—	—	(57,609)	—
Shares issued	—	—	(612)	(27,314)	(283)	(668)
Share awards expected to vest	76,157	149,776	106,742	124,292	28,804	152,956

(i)
Additional shares granted to take into consideration the special dividend paid in 2010 (see note 28).

Options

        The market price of the Company's shares as at December 31, 2010 was $95.60 (2009: $73.77).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2010	Weighted average exercise price	Number exercisable at December 31, 2010
20.56	20.56	50,469	20.56	50,469
25.05-29.75	26.93	33,332	26.93	33,332
31.88-35.91	34.06	99,996	34.06	99,996
20.56-35.91	29.06	183,797	29.06	183,797

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2010	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	133,328	25.05-35.91	Exercisable immediately. Options have an indefinite life.
May 2005	35,000	20.56	Exercisable immediately. Options have a twenty year life.
May 2005	15,469	20.56	Exercisable over a five year period in equal installments. Options expire after six years from date of grant.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The table below sets out certain information known to Millicom as at February 22, 2011, unless indicated otherwise, with respect to beneficial ownership of Millicom common share, par value $1.50 each, by:

  •
  each person who beneficially owns more than 5% of Millicom common stock, and

  •
  significant related parties to Millicom.

Shareholder	Amount of Shares	Percentage
Investment AB Kinnevik	37,835,438	35%
Capital Research Global Investors	6,561,269	6%

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

Related Party Transactions

Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik ("Kinnevik") and subsidiaries. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper industries and financial services. As of December 31, 2010 and 2009, Kinnevik owned approximately 35% of Millicom.

        During 2010 and 2009, Kinnevik did not purchase any Millicom shares.

Services purchased and sold to related companies

        For the year ended December 31, 2010 the Group made purchases for $4 million (2009: $1 million; 2008: $3 million) and had outstanding balances as at December 31, 2010 of $1 million (as at December 31, 2009: $1 million) with related parties. These related parties are companies where Kinnevik is the principal shareholder. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. These purchases were made on an arm's length basis.

        There were no sales to related companies. As of December 31, 2010 and 2009, Millicom had no receivables from related parties.

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

Dividend Policy

        Holders of Millicom common shares are entitled to receive dividends proportionately when, as and if declared by the Company's Board of Directors, subject to Luxembourg legal reserve requirements. Millicom paid its first cash dividend to its shareholders in 2008. In the past, Millicom retained any earnings for use in the operation and expansion of its business.

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

        On February 10, 2010 Millicom announced that the Board would propose to the Annual General Meeting of the Shareholders a dividend distribution of $1.40 per share to be paid out of Millicom's profits for the year ended December 31, 2009 subject to the Board's approval of the 2009 Consolidated Financial Statements of the Group. On April 15, 2010 Millicom announced that the Board of Millicom had decided to return $800 million to shareholders through a combination of a special dividend $4.6 per share ($500 million) and a share buyback ($300 million).

        The combined dividend of $6 per share and the share buyback were approved by the shareholders at the May 25, 2010 Annual General Meeting and distributed in May 2010.

        The $300 million share repurchase plan was completed through open market purchases on NASDAQ before the end of 2010, with 3.3 million shares bought at an average price of $92.21.

        On February 9, 2011 Millicom announced that the Board will propose to the Annual General Meeting of the Shareholders a dividend distribution of $1.80 per share to be paid out of Millicom's profits for the year ended December 31, 2010, subject to the Board's approval of the 2010 Consolidated Financial Statements of the Group. On the same date Millicom announced that the Board may return a further amount of up to $300 million to shareholders through another share buyback program by the end of May 2011.

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

        All prices quoted below have been adjusted to reflect a reverse stock split effected in February 2003 and the one effected in February 2004. All figures presented are based upon a par value of $1.50 each.

	High	Low
Year ended December 31, 2006	$63.82	$27.38
Year ended December 31, 2007	$127.40	$60.21
Year ended December 31, 2008	$122.97	$24.75
First Quarter 2009	$51.50	$31.50
Second Quarter 2009	$65.81	$37.44
Third Quarter 2009	$78.71	$55.20
Fourth Quarter 2009	$79.19	$61.98
Year ended December 31, 2009	$79.19	$31.50
First Quarter 2010	$90.51	$68.06
Second Quarter 2010	$94.29	$75.31
Third Quarter 2010	$102.72	$80.02
September 2010	$102.72	$93.36
October 2010	$101.57	$92.13
November 2010	$97.91	$86.53
December 2010	$95.84	$87.43
Fourth Quarter 2010	$101.57	$86.53
Year ended December 31, 2010	$102.72	$68.06
January 2011	$98.94	$93.13
February 2011	$97.85	$85.12

        On March 3, 2011, the closing market price for Millicom common stock on the NASDAQ National Market was $90.35.

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

        The articles of incorporation of Millicom define its purpose as follows: ". . . to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise".

Directors

        Restrictions on voting—If a director has a personal material interest in a proposal, arrangement or contract to be decided by Millicom, the articles of incorporation provide that the validity of the decision of Millicom is not affected by a conflict of interest existing with respect to a director. However, any such personal interest must be disclosed to the board of directors ahead of the vote and the relevant director may not vote on the relevant issue. Such conflict of interest must be reported to the next general meeting of shareholders.

        Compensation and nomination—The decision on annual remuneration of directors ("tantièmes") is reserved by the articles of incorporation to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, directors may vote on the number of shares they may be allotted under any share based compensation scheme.

        The Nominations Committee makes recommendations for the election of directors to the AGM. At the AGM, shareholders may vote for or against the directors proposed or may elect different directors. The Nominations Committee reviews and recommends the directors' fees which are approved by the shareholders at the AGM.

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

Shareholders' Meetings

        General meetings of shareholders are convened by convening notice published in the Luxembourg Official Gazette and in a Luxembourg newspaper, twice with an interval of eight days, at least eight days prior to the meeting. If all the shares are registered shares, a convening notice may, as an alternative to the publication, be sent to each shareholder by registered mail at least eight days before the annual general meeting (AGM). According to article 17 of the articles of incorporation of Millicom, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year on the date provided for in the articles of incorporation, which is the last Tuesday in May each year. The 2011 AGM will take place in Luxembourg on May 31, 2011 at 10:00 a.m. Other meetings can be convened as necessary.

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

Material Contracts

8% Senior Notes

        On September 23, 2010, Telemovil Finance Co. Ltd., a fully owned subsidiary of Millicom in the Cayman Islands issued $450 million aggregate principal amount of 8% Senior Unsecured Guaranteed Notes (the "8% Senior Notes") due on October 1, 2017. The 8% Senior Notes were issued for $444 million representing 98.68% of the aggregate principal amount. Distribution and other transaction fees of $9 million reduced the total proceeds from issuance to $435 million. The 8% Senior Notes have an 8% per annum coupon with an 8.25% yield and bear interest at 8% per annum, payable semi-annually in arrears on April 1 and October 1. The effective interest rate is 8.76%.

        The 8% Senior Notes are general unsecured obligations of Telemovil Finance Co. Ltd. and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 8% Senior Notes are guaranteed by Telemovil El Salvador, S.A., a Millicom subsidiary.

        Telemovil Finance Co. Ltd has options to partially or fully redeem the 8% Senior Notes as follows:

  (i)
  Full or partial redemption at any time prior to October 1, 2014 for 100% of the principal to be redeemed, or the present value of the remaining scheduled payments of principal to be redeemed and interest, whichever is higher.

  (ii)
  Full or partial redemption at any time on or after October 1, 2014 for the following percentage of principal to be redeemed, plus accrued and unpaid interest and all other amounts dues, if any:

    October 1, 2014                    104%
    October 1, 2015                    102%
    October 1, 2016                    100%

  (iii)
  Redemption of up to 35% of the original principal of the 8% Senior Notes if, prior to October 1, 2013, Telemovil El Salvador receives proceeds from issuance of shares, at a repurchase price of 108% of the principal amount to be redeemed plus accrued and unpaid interest and all other amounts due, if any, on the redeemed notes.

        If either Millicom or Telemovil Finance Co. Ltd or Telemovil El Salvador S.A. experience a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

10% Senior Notes

        On September 9, 2010, Millicom announced early and fully redemption of the 10% Senior Notes. The 10% Senior Notes were repurchased on November 30, 2010 for $490 million representing $459 million of principal, $23 million of interest to December 1, 2010 and $8 million early redemption penalty.

        These notes were initially issued on November 24, 2003, when Millicom issued $550 million aggregate principal amount of 10% Senior Notes due on December 1, 2013, of which $90 million were repurchased in 2007. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1.

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

        As used herein, a "Luxembourg Individual Holder" means an individual resident in Luxembourg who is subject to personal income tax ("impôt sur le revenu") on his or her worldwide income from Luxembourg and foreign sources, and a "Luxembourg Corporate Holder" means a company resident in Luxembourg subject to corporate income tax ("impôt sur le revenu des collectivités") on its worldwide income from Luxembourg and foreign sources. Companies whose registered office and/or principal place of management are in Luxembourg are considered resident companies. Luxembourg Individual Holders and Luxembourg Corporate Holders are collectively referred to as "Luxembourg Holders". A "Non-Luxembourg Holder" means any shareholder in the Company's shares other than a Luxembourg Holder. A "Non-Luxembourg Individual Holder" refers to an individual shareholder in the Company's shares that is not a Luxembourg Individual Holder, while a "Non-Luxembourg Corporate Holder" refers to a corporation that is not a Luxembourg Corporate Holder holding shares in the Company.

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

Luxembourg income tax on dividends and capital gains

Luxembourg Corporate Holders

        For Luxembourg Corporate Holders, under Luxembourg domestic tax law, dividends distributed by the Company and gains realized on the sale of shares in the Company are, in principle, subject to Luxembourg CIT and municipal business tax ("MBT"). In addition a surcharge of 5% on the CIT is payable to the employment fund. The combined rate (including the contribution to the employment fund) will range depending on the municipality where the Luxembourg Corporate Holder is established (28.80% for Luxembourg City as of January 1st, 2011); each of the percentages is based on the 2008

MBT rates). Dividends can, however, benefit either from a full exemption if the conditions of Article 166 ITL are met or from a 50% exemption (Article 115 (15a) ITL). Capital gains realized by Luxembourg Corporate Holders are exempt if the conditions of the Grand Ducal Decree of December 21, 2002 (as amended) are fulfilled.

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

Luxembourg Individual Holders

        For Luxembourg Individual Holders, dividends distributed by the Company and gains realized on the sale of shares in the Company are, in principle, subject to Luxembourg Income Tax at the applicable progressive income tax rates (marginal tax rate is 39% including surcharge, depending on annual income, of 4% or 6% on income tax payable to the employment fund). In addition, a 1.4% dependence insurance contribution is due and a crisis contribution of 0.8% on all income. Dividends should benefit from a 50% exemption (Article 115 (15a) ITL). Capital gains on shares owned by Luxembourg Individual Holders in their private wealth will, in principle, only be taxable, if the shares are sold within six months after their acquisition or if the holder together with his/her spouse, life partner or under age children holds a direct or indirect participation exceeding 10% of the Company's share capital at the date of the sale or during the 5 years preceding the date of the sale.

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

Luxembourg Net Wealth Tax

        Luxembourg imposes an annual Net Wealth Tax (hereafter: "NWT") of 0.5% on the adjusted net asset value of corporate taxpayers as of January 1st. The net asset value will be reduced by the value of substantial participations (as defined in § 60 of the NWT law). As from the year 2006 NWT has been abolished for resident and non-resident individuals. In general Luxembourg resident companies subject to NWT are taxed on their worldwide net wealth (unless a double tax treaty provides for an exemption). Luxembourg non-resident companies subject to NWT are only taxable on their Luxembourg wealth.

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

  •
  Partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

  •
  Persons liable for the alternative minimum tax;

  •
  Tax-exempt entities, including an "individual retirement account or "Roth IRA";

  •
  Persons holding shares that own or are deemed to own 10% or more of Millicom's voting stock; or

  •
  Persons holding shares in connection with a trade or business conducted outside of the United States.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares.

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

Taxation of Distributions

        Distributions received by a U.S. Holder on shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of the Company's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro dividend, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the amount of the dividend is not converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of Euros, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends paid by certain "qualified foreign corporations" to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at a maximum rate of 15%. Millicom expects to be considered a qualified foreign corporation for this purpose. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

        For taxable years beginning after December 31, 2012, dividends paid to, and capital gains recognised by certain U.S. Holders that are individuals, estates or trusts with respect to our shares may be subject to a 3.8% Medicare tax.

Sale and Other Disposition of Shares

        A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares, which will be long-term capital gain or loss if the holder's holding period in its shares exceeds one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between the amount realized on the sale or other disposition (as determined in U.S. dollars) and such holder's tax basis in the shares (as determined in U.S. dollars). Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Considerations

        Millicom believes that it was not a PFIC for U.S. federal income tax purposes for its 2010 taxable year. In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that Millicom will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by reference to the market price of our shares, which is likely to fluctuate.

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

        For any year in which Millicom is a PFIC, each U.S. Holder would be required to file an information statement regarding such U.S. Holder's ownership interest in Millicom. In addition, if Millicom were to be treated as a PFIC in a taxable year in which it pays a dividend, or the prior taxable year, the 15% dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

Information Reporting, Backup Withholding, and other Disclosure

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

        Certain U.S. Holders may be required to report information with respect to such holder's investment in "foreign financial assets". Shares of the Company may qualify as a foreign financial asset for these purposes. Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of shares of the Company.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Terms, conditions and risk management policies

        Millicom is regularly performing risk management assessments and reviews to identify its major risks and to take the necessary steps to mitigate such risks. A risk management committee has been set up by management for that purpose.

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

        The principal market risks to which we are exposed are cash repatriation, interest rate risk and foreign currency exchange risk.

Cash repatriation

        Millicom is repatriating cash from its operations in the form of dividends, royalties and management fees as well as repayment of shareholders' loans, so as to recover the initial costs invested in the countries where it operates and so as to remunerate its shareholders for the risk taken through investment in emerging countries. While Millicom has never had any issues to repatriate such funds to date, the repatriation of funds has yet to be tested in all countries. Some governments could potentially block such repatriations, or the countries where Millicom operates could not be in a position to provide the necessary hard currencies as a consequence of major deficits with their balance of payments.

Interest rate risk

        Interest rate risk generally arises on borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to risk of changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt with an objective for the debt to be equally distributed between fixed and variable rates. The Group actively monitors borrowings to ensure compliance with this policy and applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom's policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2010, approximately 36% of the Group's borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates under interest rate swaps (2009: 24%).

        To comply with internal policies, in January 2010 Millicom entered into an interest rate swap (see note 33) to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The interest rate swap was issued in January 2010 for a nominal of $100 million, with maturity January 2013. If Millicom had entered into the swap agreement on December 31, 2009, 28% of Group's borrowings would have been at a fixed rate of interest.

        In November 2010 Millicom entered into interest rate swaps to hedge the interest rate risks on floating rate debts in Honduras and Costa Rica. The interest rate swap in Honduras was issued for a nominal amount of $30 million, with maturity in October 2015, and in Costa Rica for a nominal amount of $105 million with maturity in 2017.

        The table below summarizes, as at December 31, 2010, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	69,761	36,361	60,987	64,885	70,409	549,062	851,465
Weighted average nominal interest rate	5.69%	6.19%	6.35%	5.89%	6.66%	8.81%	7.87%
Floating rate	485,703	334,637	193,167	246,496	155,378	85,190	1,500,571
Weighted average nominal interest rate	7.25%	6.25%	6.39%	6.29%	6.72%	4.55%	6.55%
Total	555,464	370,998	254,154	311,381	225,787	634,252	2,352,036
Weighted average nominal interest rate	7.05%	6.25%	6.38%	6.20%	6.70%	8.24%	7.03%

        The table below summarizes, as at December 31, 2009, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	96,881	5,667	5,225	455,075	656	779	564,283
Weighted average nominal interest rate	8.4%	6.7%	6.2%	10.0%	6.5%	6.5%	9.6%
Floating rate	337,106	662,220	399,741	237,982	116,163	29,392	1,782,604
Weighted average nominal interest rate	5.6%	5.7%	5.8%	6.3%	5.0%	3.6%	5.7%
Total	433,987	667,887	404,966	693,057	116,819	30,171	2,346,887
Weighted average nominal interest rate	6.2%	5.7%	5.8%	8.7%	5.0%	3.6%	6.6%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the group had borrowings at December 31, 2010, would increase or reduce profit before tax from continuing operations for the year by approximately $15 million (2009: $18 million).

Foreign currency risk

        The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures where the Group operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

        Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, Millicom may borrow in US dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or because US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom accepts the remaining currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Group operates.

        The following table summarizes debt denominated in US$ and other currencies at December 31, 2010 and 2009.

	2010	2009
	US$ '000	US$ '000
Total US$	1,571,757	1,570,525
Colombia	522,994	508,904
Chad	72,754	70,449
Tanzania	56,659	72,553
Bolivia	43,878	12,426
Ghana	40,565	—
Guatemala	20,552	31,819
Other	22,877	80,211
Total non-US$ currencies	780,279	776,362
Total	2,352,036	2,346,887

        The table below summarizes, as at December 31, 2010, our forward currency swaps:

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
Receive $US pay Colombian Pesos (thousands of US$)	—	41,250	42,500	—	—	—	83,750
Contract amount (millions of Colombian Pesos)	—	94,256	102,266	—	—	—	196,522
Average contractual exchange rate (in Colombian Pesos)	—	2,285	2,406	—	—	—

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A.    DEBT SECURITIES

        Not applicable.

ITEM 12B.    WARRANTS AND RIGHTS

        Not applicable.

ITEM 12C.    OTHER SECURITIES

        Not applicable.

ITEM 12D.    AMERICAN DEPOSITARY SHARES

General

        Millicom does not have American Depositary Receipts or American Depositary Shares, and is voluntarily providing disclosure regarding its Swedish Depositary Receipts ("SDRs"), which are described in more detail below.

        SDRs are issuable by Carnegie Investment Bank AB as Swedish depositary (the "Swedish Depositary") pursuant to the Swedish Deposit Agreement, dated March 5, 2004, entered into by and between Millicom and the Swedish Depositary. Each SDR represents one Millicom common share ("Millicom Shares"). The SDRs are registered in the book-entry registration system of Euroclear Sweden A.B. ("Euroclear Sweden"), in accordance with the Swedish Act on Account Keeping of Financial Instruments (Sw. lagen (1998: 1479) om kontoföring av finansiella instrument). So long as the SDRs are eligible for book-entry registration with Euroclear Sweden, the SDRs will be represented by registration in accounts at Euroclear Sweden ("Euroclear Sweden Accounts") and no holder of SDRs shall be entitled to receive physical certificates representing the SDRs. The ownership of SDRs is shown on the register maintained by Euroclear Sweden (the "Euroclear Sweden Register"). Holdings of SDRs are registered in the Euroclear Sweden Accounts of the beneficial owners of the SDRs (the "Owners") or their nominees. Ownership of SDRs registered in the name of a nominee is shown in the records of the nominee. The SDRs are listed on the Large segment of the OMX Equities CCP list of Stockholmsbörsen in Stockholm, Sweden.

Deposit and Withdrawal of Shares

        The Swedish Depositary has agreed, subject to the terms and conditions of the Swedish Deposit Agreement, that upon delivery of Millicom Shares to the Swedish Depositary or its custodian, the Swedish Depositary will instruct Euroclear Sweden to credit the relevant Euroclear Sweden Account with the appropriate number and series of SDRs. Prior to any such deposit, the person depositing shares shall deliver to the Swedish Depositary: (i) written instructions specifying the name, address and Euroclear Sweden Account number in which the SDRs are to be registered; (ii) payment of fees of the Swedish Depositary, taxes and other governmental charges payable in connection with such deposit; and (iii) all such other information and documents as may be required in order to comply with applicable laws.

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

Dividends, Bonus Issues, New Issues of Shares and Other Distributions

Dividends

        Any dividends paid on Millicom Shares will be paid to owners of SDRs, or to their respective nominees, in Euro or Swedish kronor (SEK). Following consultation with Millicom and with Euroclear Sweden, the Swedish Depositary shall fix a date for the payment of the relevant dividend to the Owners ("payment date"). Before the dividend is paid, the Swedish Depositary shall convert the dividend received from Millicom into Euro or Swedish kronor. Such conversion shall take place at the market exchange rate applicable not earlier than ten business days and not later than five business days before the payment date by means of the Swedish Depositary entering into a future contract to expire on the payment date, or if earlier, the date on which the dividend is paid to Euroclear Sweden for onward distribution to the owners of the SDRs.

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

        The Swedish Depositary shall ensure that notices to the owners of SDRs are distributed by mail. Except where a written notice must be mailed to the shareholders in accordance with the rules applicable to Swedish Euroclear Sweden Companies (Sw. avstämningsbolag), the Swedish Depositary may—as an alternative to mailing the notice—publish the notice in one of Stockholm's daily newspapers.

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

        If (i) a decision is taken to de-list the SDRs from the O-list of Stockholmsbörsen or any other corresponding market place, (ii) a decision is taken by Millicom to no longer maintain the SDR facility under the Swedish Deposit Agreement, or (iii) the Company has failed to fulfill payment of expenses and fees under the Swedish Deposit Agreement for more than 30 days, the Swedish Depositary is entitled to terminate deposits made under the Swedish Deposit Agreement by mailing notice of such termination to the owners of the SDRs. The Swedish Deposit Agreement will continue in full force and effect for a period of six months after the date such notices have been sent to the owners of SDRs.

Charges of Swedish Depositary

        Millicom has agreed to pay the fees and expenses of the Swedish Depositary and Euroclear Sweden in accordance with the terms of the Swedish Deposit Agreement.

Fees and Expenses Payable by Owners of SDRs

        Owners of SDRs must pay all applicable taxes and governmental charges and all fees and costs in connection with the deposit, withdrawal and delivery of Millicom Shares in accordance with the Swedish Deposit Agreement. The current fee for the deposit of Millicom Shares for the issue of SDRs and withdrawal of Millicom Shares after cancellation of SDRs is SEK 2,000 per deposit/withdrawal and is payable by the person making such deposit or withdrawal. Such fees may be amended by the Swedish Depositary from time to time.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2010, the Group, under the supervision and with the participation of the Group's management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group's disclosure controls and procedures. The Group's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to the Group's management to allow timely decisions regarding required disclosures. The Group's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Group's Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2010 the Group's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Group is required to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC's rules and forms.

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

Attestation report of the registered public accounting firm

        The registered public accounting firm that audited the Group's financial statements in this annual report issued an attestation report on the Group's internal control over financial reporting. The "Report of Independent Registered Public Accounting Firm" can be found on page F-3 of the financial statements filed with this annual report.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors appointed Michel Massart as its Audit Committee financial expert. Mr. Massart is an "independent" financial expert as such term is defined under the NASDAQ National Market listing requirements.

ITEM 16B.    CODE OF ETHICS

        Millicom has adopted a Code of Ethics applicable to all Millicom's employees and to Directors. The text of this code is available free of charge upon written request addressed to: General Counsel, Millicom International Cellular S.A., 15 rue Leon Laval, L-3372 Leudelange, Grand-Duchy of Luxembourg, fax: +352 27 759 353.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2010 and 2009.

	2010	2009
	US$ '000	US$ '000
Audit fees	4,237	4,179
Audit related fees	604	115
Tax fees	—	61
All other fees	55	71
Total	4,896	4,426

        Audit related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and the issuance of certifications of loan covenant compliance required by Millicom's debt agreements. Tax services consist principally of tax planning services and tax compliance services. All other fees are for services not included in the other categories.

Audit Committee Pre-approval Policies

        The policies and procedures provide that no non-audit services above $10,000 individually and to a maximum of 5% of the annual budgeted audit fees can be rendered by Millicom's auditors without the prior consent of the Audit Committee. Such services require subsequent ratification by the Audit Committee.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Purchases during the year ended December 31, 2010 are summarized in the following table. There we no purchases of equity securities by the issuer during the year ended December 31, 2009.

	Purchasers of Equity Securities
Period	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Plan	(d) Maximum Number of Shares that may yet be purchased under the Plan
Month #5 May 1 to May 31	86,400	$81.75	86,400	—
Month #6 Jun 1 to Jun 30	—	—	—	—
Month #7 Jul 1 to Jul 31	145,300	$91.72	145,300	—
Month #8 Aug 1 to Aug 31	538,649	$92.26	538,649	—
Month #9 Sept 1 to Sept 30	356,000	$97.18	356,000	—
Month #10 Oct 1 to Oct 31	317,317	$94.33	317,317	—
Month #11 Nov 1 to Nov 30	1,317,050	$92.17	1,317,050	—
Month #12 Dec 1 to Dec 31	492,791	$89.29	492,791	—
Total	3,253,507	$92.21	3,253,507	—

        A $300 million share buyback plan was announced on April 15, 2010 and approved by the shareholders at the May 25, 2010 annual general meeting. The buyback was performed through open market purchases on NASDAQ and completed on December 10, 2010.

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

  •
  one member of the Compensation Committee, Ms. Brunell, is not independent, and

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

        See pages F-1 through F-91.

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

Dated: March 3, 2011

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

        Management has assessed the effectiveness of Millicom International Cellular S.A. internal control over financial reporting as of December 31, 2010. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, Millicom International Cellular S.A. internal control over financial reporting was effective as of December 31, 2010.

        PricewaterhouseCoopers S.à.r.l has issued an unqualified report on our 2010 financial statements as a result of the audit and also has issued an unqualified report on our internal control over financial reporting which is attached hereto.

Dated: March 3, 2011	By:	/s/ MIKAEL GRAHNE
		Name:	Mikael Grahne
		Title:	Chief Executive Officer
	By:	/s/ FRANCOIS-XAVIER ROGER
		Name:	Francois-Xavier Roger
		Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Millicom International Cellular S.A.

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, cash flows and changes in equity present fairly, in all material respects, the financial position of Millicom International Cellular S.A. (the "Company") and its subsidiaries and joint ventures (together the "MIC Group") at 31 December 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the MIC Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing on page F-2 of the accompanying consolidated financial statements. Our responsibility is to express opinions on these consolidated financial statements and on the MIC Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.à r.l. Réviseur d'entreprises agréé	Luxembourg, March 3, 2011

PricewaterhouseCoopers S.à r.l., 400 Route d'Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°95992)
R.C.S. Luxembourg B 65 477—Capital social EUR 516 950—TVA LU17564447

Millicom International Cellular S.A.

Consolidated income statements
for the years ended December 31, 2010, 2009 and 2008

	Notes	2010	2009	2008
		US$ '000	US$ '000	US$ '000
Revenues	9	3,920,249	3,372,727	3,150,559
Cost of sales		(1,331,003)	(1,202,902)	(1,114,822)
Gross profit		2,589,246	2,169,825	2,035,737
Sales and marketing		(737,691)	(647,009)	(657,480)
General and administrative expenses		(738,779)	(606,213)	(498,597)
Other operating expenses, net		(71,046)	(65,580)	(61,438)
Operating profit	9,10	1,041,730	851,023	818,222
Interest expense		(214,810)	(173,475)	(135,932)
Interest and other financial income		14,748	11,573	32,277
Revaluation of previously held interests	4	1,060,014	32,319	—
Other non operating expenses, net	12	(29,702)	(32,181)	(52,265)
(Loss) profit from associates	17	(1,817)	2,329	8,706
Profit before tax from continuing operations		1,870,163	691,588	671,008
Charge for taxes	13	(227,096)	(187,998)	(268,813)
Profit for the year from continuing operations		1,643,067	503,590	402,195
Profit for the year from discontinued operations, net of tax	6	11,857	300,342	2,246
Net profit for the year		1,654,924	803,932	404,441
Attributable to:
Equity holders of the company		1,652,233	850,788	517,516
Non-controlling interest		2,691	(46,856)	(113,075)
Earnings per share for the year	14
(expressed in US$ per common share)
Basic earnings per share
—from continuing operations attributable to equity holders		15.19	5.09	4.79
—from discontinued operations attributable to equity holders		0.08	2.75	0.01
—for the year attributable to equity holders		15.27	7.84	4.80
Diluted earnings per share
—from continuing operations attributable to equity holders		15.16	5.08	4.76
—from discontinued operations attributable to equity holders		0.08	2.74	0.01
—for the year attributable to equity holders		15.24	7.82	4.77

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of comprehensive income
for the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Net profit for the year	1,654,924	803,932	404,441
Other comprehensive income:
Exchange differences on translating foreign operations	(5,785)	(14,529)	(54,041)
Cash flow hedges	(1,700)	—	—
Total comprehensive income for the year	1,647,439	789,403	350,400
Attributable to:
Equity holders of the Company	1,649,443	837,124	456,670
Non-controlling interests	(2,004)	(47,721)	(106,270)

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at December 31, 2010 and 2009

	Notes	2010	2009
		US$ '000	US$ '000
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	15	2,282,845	1,044,837
Property, plant and equipment, net	16	2,767,667	2,710,641
Investments in associates	17	18,120	872
Pledged deposits	18,26	49,963	53,333
Deferred taxation	13	23,959	19,930
Other non-current assets		17,754	7,965
TOTAL NON-CURRENT ASSETS		5,160,308	3,837,578
CURRENT ASSETS
Inventories		62,132	46,980
Trade receivables, net	19	253,258	224,708
Amounts due from joint venture partners		99,497	52,590
Prepayments and accrued income		89,477	65,064
Current income tax assets		10,748	17,275
Supplier advances for capital expenditure		36,189	49,165
Other current assets	20	72,205	58,159
Time deposit	21	3,106	50,061
Cash and cash equivalents	22	1,023,487	1,511,162
TOTAL CURRENT ASSETS		1,650,099	2,075,164
Assets held for sale	6	184,710	78,276
TOTAL ASSETS		6,995,117	5,991,018

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at December 31, 2010 and 2009 (Continued)

	Notes	2010	2009
		US$ '000	US$ '000
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	23	681,559	660,547
Treasury shares	23	(300,000)	—
Other reserves	25	(54,685)	(64,930)
Retained profits		1,134,354	937,398
Profit for the year attributable to equity holders		1,652,233	850,788
		3,113,461	2,383,803
Non-controlling interests		45,550	(73,673)
TOTAL EQUITY		3,159,011	2,310,130
LIABILITIES
Non-current Liabilities
10% Senior Notes	26	—	454,477
Other debt and financing	26	1,796,572	1,458,423
Derivative financial instruments	33	18,250	—
Provisions and other non-current liabilities	27	79,767	88,142
Deferred taxation	13	195,919	66,492
Total non-current liabilities		2,090,508	2,067,534
Current Liabilities
Other debt and financing	26	555,464	433,987
Payables and accruals for capital expenditure		278,063	276,809
Other trade payables		202,707	194,691
Amounts due to joint venture partners		97,919	52,180
Accrued interest and other expenses		228,360	173,609
Current income tax liabilities		79,861	93,364
Dividend payable	28	—	134,747
Provisions and other current liabilities	27	242,457	210,385
Total current liabilities		1,684,831	1,569,772
Liabilities directly associated with assets held for sale	6	60,767	43,582
TOTAL LIABILITIES		3,836,106	3,680,888
TOTAL EQUITY AND LIABILITIES		6,995,117	5,991,018

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of cash flows
for the years ended December 31, 2010, 2009 and 2008

	Notes	2010	2009	2008
		US$ '000	US$ '000	US$ '000
Profit before tax from continuing operations		1,870,163	691,588	671,008
Adjustments for non-operating items:
Interest expense		214,810	173,475	135,932
Interest and other financial income		(14,748)	(11,573)	(32,277)
Revaluation of previously held interests		(1,060,014)	(32,319)	—
Profit from associates		1,817	(2,329)	(8,706)
Other non operating expenses, net		29,702	32,181	52,265
Adjustments for non-cash items:
Depreciation and amortization	9,10,15,16	676,986	611,435	463,720
Loss on disposal and impairment of property, plant and equipment	9,10	16,257	7,246	9,166
Share-based compensation	24	30,718	10,175	13,619
		1,765,691	1,479,879	1,304,727
Decrease (increase) in trade receivables, prepayments and other current assets		(31,282)	73,380	5,077
Decrease (increase) in inventories		(12,606)	8,812	24,700
(Decrease) increase in trade and other payables		44,773	(4,669)	29,235
Changes to working capital		885	77,523	59,012
Interest expense paid		(170,604)	(148,038)	(137,301)
Interest received		14,639	11,316	32,535
Taxes paid		(238,723)	(195,851)	(201,235)
Net cash provided by operating activities		1,371,888	1,224,829	1,057,738
Cash flows from investing activities:
Acquisition of subsidiaries and JV, net of cash acquired	4	(5,284)	(53,086)	(532,181)
Proceeds from disposal of subsidiaries, joint ventures and associates		5,335	—	—
Purchase of intangible assets and license renewals	15	(26,238)	(46,004)	(112,716)
Purchase of property, plant and equipment	16	(596,900)	(726,565)	(1,161,088)
Proceeds from sale of property, plant and equipment		36,617	3,708	7,434
(Purchase) disposal of pledged deposits		2,462	(45,652)	4,027
(Purchase) disposal of time deposits	21	46,953	(50,061)	—
Cash (used) provided by other investing activities		9,334	(12,275)	15,929
Net cash used by investing activities		(527,721)	(929,935)	(1,778,595)
Cash flows from financing activities:
Proceeds from issuance of shares		3,276	2,856	3,179
Purchase of treasury shares		(300,000)	—	—
Proceeds from issuance of debt and other financing	26	1,147,585	627,872	1,195,550
Repayment of debt and financing	26	(1,396,997)	(506,588)	(640,414)
Payment of dividends		(788,526)	—	(259,704)
Net cash (used) provided by financing activities		(1,334,662)	124,140	298,611
Cash provided (used) by discontinued operations	6	—	416,755	(69,074)
Exchange gains (losses) on cash and cash equivalents		2,820	1,178	(9,082)
Net increase (decrease) in cash and cash equivalents		(487,675)	836,967	(500,402)
Cash and cash equivalents at the beginning of the year		1,511,162	674,195	1,174,597
Cash and cash equivalents at the end of the year		1,023,487	1,511,162	674,195

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in equity
for the years ended December 31, 2010, 2009 and 2008

	Attributable to equity holders
	Number of shares	Share Capital(i)	Share Premium(i)	Retained profits(ii)	Other reserves(iii)	Total	Non-controlling interests(vi)	Total equity
	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2008	102,428	153,643	263,709	824,998	45,557	1,287,907	80,429	1,368,336
Profit for the year	—	—	—	517,516	—	517,516	(113,075)	404,441
Currency translation differences	—	—	—	—	(60,846)	(60,846)	6,805	(54,041)
Total comprehensive income for the year	—	—	—	517,516	(60,846)	456,670	(106,270)	350,400
Transfer to legal reserve	—	—	—	(262)	262	—	—	—
Dividends paid to shareholders	—	—	—	(259,704)	—	(259,704)	—	(259,704)
Shares issued via the exercise of share options	169	252	3,894	—	(937)	3,209	—	3,209
Shares issued as payment of bonuses(iii)	11	17	1,208	—	—	1,225	—	1,225
Share-based compensation(iii)	—	—	—	—	11,666	11,666	—	11,666
Issuance of shares—2006 LTIP(iii)	52	76	3,887	—	(3,963)	—	—	—
Issuance of shares(v)	9	14	1,025	—	—	1,039	—	1,039
Directors' shares(iii)	6	10	717	—	—	727	—	727
Conversion of the 4% Convertible Notes(iv)	5,622	8,434	205,658	—	(38,913)	175,179	—	175,179
Balance as of December 31, 2008	108,297	162,446	480,098	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077
For the year ended December 31, 2009
Profit for the year	—	—	—	850,788	—	850,788	(46,856)	803,932
Currency translation differences	—	—	—	—	(13,664)	(13,664)	(865)	(14,529)
Total comprehensive income for the year	—	—	—	850,788	(13,664)	837,124	(47,721)	789,403
Transfer to legal reserve	—	—	—	(880)	880	—	—	—
Dividends declared(viii)	—	—	—	(134,747)	—	(134,747)	—	(134,747)
Shares issued via the exercise of share options	139	208	3,536	—	(888)	2,856	—	2,856
Share-based compensation(iii)	—	—	—	—	9,807	9,807	—	9,807
Directors' shares(iii) (vii)	7	10	358	—	—	368	—	368
Issuance of shares—2006, 2007 and 2009 LTIPs(iii)	205	307	13,584	—	(13,891)	—	—	—
Acquisition of non-controlling interests in Chad(ix)	—	—	—	(9,523)	—	(9,523)	(111)	(9,634)
Balance as of December 31, 2009	108,648	162,971	497,576	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in equity
for the years ended December 31, 2010, 2009 and 2008 (Continued)

			Attributable to equity holders
	Number of shares	Number of shares held by the Group	Share Capital(i)	Share Premium(i)	Treasury Shares	Retained profits(ii)	Other reserves(iii)	Total	Non- controlling interests (vi)	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2010	108,648	—	162,971	497,576	—	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130
Profit for the year	—	—	—	—	—	1,652,233		1,652,233	2,691	1,654,924
Cash flow hedge	—	—	—	—	—	—	(1,700)	(1,700)	—	(1,700)
Currency translation differences	—	—	—	—	—	—	(1,090)	(1,090)	(4,695)	(5,785)
Total comprehensive income for the year	—	—	—	—	—	1,652,233	(2,790)	1,649,443	(2,004)	1,647,439
Transfer to legal reserve	—	—	—	—	—	(53)	53	—	—	—
Dividends paid to shareholders(viii)	—	—	—	—	—	(653,779)	—	(653,779)	—	(653,779)
Purchase of treasury shares	—	(3,254)	—	—	(300,000)	—	—	(300,000)	—	(300,000)
Shares issued via the exercise of share options	145	—	218	3,874	—	—	(816)	3,276	—	3,276
Share-based compensation(iii)	—	—			—	—	30,286	30,286	—	30,286
Directors' shares(iii) (vii)	5	—	8	424	—	—	—	432	—	432
Issuance of shares—2007, 2008, 2009 and 2010 LTIPs(iii)	255	—	381	16,107	—	—	(16,488)	—	—	—
Change in scope of consolidation(x)	—	—	—	—	—	—	—	—	130,843	130,843
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(9,616)	(9,616)
Balance as of December 31, 2010	109,053	(3,254)	163,578	517,981	(300,000)	2,786,587	(54,685)	3,113,461	45,550	3,159,011

(i)
See note 23.

(ii)
Includes profit for the year attributable to equity holders, of which $60 million (2009: $46 million; 2008: $31 million) are undistributable to equity holders.

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

(x)
See note 4

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008

1. CORPORATE INFORMATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "Millicom") is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom Inc."), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

        As at December 31, 2010, Millicom had mobile operations in 14 countries focusing on emerging markets in Central America, South America, Africa and Asia (see note 7). Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa; and in Laos in Asia which is classified as a discontinued operation and as an asset held for sale (see note 6). African Millicom's operation in Sierra Leone was sold on November 25, 2009; Millicom's operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009 (see note 5).

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

        The Board of Directors ("Board") approved these consolidated financial statements on March 3, 2011. The approval of the consolidated financial statements will be ratified by the shareholders at the Annual General Meeting on May 25, 2011.

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

        In accordance with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards, the consolidated financial statements for the year ended December 31, 2010 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS").

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        As of December 31, 2010, International Financial Reporting Standards as adopted by the European Union are similar to those published by the International Accounting Standards Board ("IASB"), except for IAS 39—Financial Instruments that has been partially adopted by the European Union and for new standards and interpretations not yet endorsed but effective in future periods. Since the provisions that have not been adopted by the European Union are not applicable to the Group, the consolidated financial statements comply with both International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the IASB.

        The preparation of financial statements in conformity with IFRS requires management to exercise its judgment in the process of applying the Group's accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

2.2   Consolidation

        The consolidated financial statements of the Group are comprised of the financial statements of the Company and its subsidiaries and joint ventures as at December 31 each year. The financial statements of the subsidiaries and joint ventures are prepared for the same reporting year as the Company, using consistent accounting policies.

        All intra-group balances, transactions, income and expenses, and profits and losses resulting from intra-group transactions are eliminated.

        The acquisition method of accounting is used to account for acquisitions where there is a change in control. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (see accounting policy for Goodwill). All acquisition related costs are expensed.

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
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Non-controlling interests

        The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. Gains or losses on disposals to non-controlling interests are recorded in equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is also recorded in equity. Non-controlling interest is measured at the proportionate interest in the net assets of the subsidiary.

Joint ventures

        Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors of those ventures.

        Entities that are jointly controlled are consolidated in the financial statements using the proportionate method which includes the Group's share of the assets, liabilities, income and expenses of the joint ventures.

        The Group recognizes the portion of gains or losses on the sale of assets to joint ventures that are attributable to other parties in the joint venture. The Group does not recognize its share of profits or losses from purchase of assets by the Group from a joint venture until it resells the assets to a third party. However, if a loss on a transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

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

        The Group's share of post-acquisition profits or losses of associates is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

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
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.3   Foreign currency translation

Functional and presentation currencies

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of each subsidiary, joint venture and associate reflects the economic substance of the underlying events and circumstances of these entities. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in different currencies. The Group's consolidated financial statements are presented in U.S. dollars (the "presentation currency"). The functional currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

Transactions and balances

        Transactions denominated in a currency other than the functional currency are translated into the functional currency using exchange rates prevailing on transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions, and on translation of monetary assets and liabilities denominated in currencies other than the functional currency at year-end exchange rates, are recognized in the consolidated income statement, except when deferred in equity as qualifying cash flow, or net investment hedges.

        Translation differences on non-monetary financial assets and liabilities are reported as part of fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated income statement as part of fair value gain or loss. Translation differences on non-monetary financial assets such as investments classified as available for sale are included in fair value reserve in equity.

Translation into presentation currency

        The results and financial position of all Group entities (none of which operate in an economy with a hyperinflationary functional currency) with functional currency other than the US dollar presentation currency are translated into the presentation currency as follows:

  i)
  Assets and liabilities are translated at the closing rate at the date of the statement of financial position;

  ii)
  Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

  iii)
  All resulting exchange differences are recognized as a separate component of equity ("Currency translation reserve"), in the caption "Other reserves".

        On consolidation, exchange differences arising from the translation of net investments in foreign operations, and of borrowing and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the consolidated income statement as part of gain or loss on sale.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        Goodwill and fair value adjustments arising on acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

        The following table presents relevant currency translation rates to the U.S. dollar as of December 31, 2010 and 2009 and average rates for the year ended December 31, 2010.

Country	Currency	2010 Average rate	2010 Year-end rate	2009 Year-end rate
Bolivia	Boliviano	7.00	6.99	7.02
Chad and Senegal	CFA Franc	496.47	489.70	457.26
Colombia	Peso	1,931.08	1,918.75	2,043.00
Costa Rica	Colon Costa Rica	510.99	512.97	565.24
Ghana	Cedi	1.47	1.49	1.43
Guatemala	Quetzal	8.00	8.02	8.35
Honduras	Lempira	18.90	18.90	18.90
Luxembourg	Euro	0.76	0.75	0.70
Mauritius	Rupee	30.53	30.45	30.01
Nicaragua	Gold Cordoba	21.84	21.88	20.84
Paraguay	Guarani	4,682.50	4,645.00	4,695.00
Rwanda	Rwandese Franc	593.34	594.00	571.24
Sweden	Krona	6.87	6.72	7.16
Tanzania	Shilling	1,472.78	1,459.50	1,339.50
UAE (Dubai)	Dirham	3.67	3.67	3.67

        The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the year. Millicom's functional currency in both El Salvador and DRC is the US$.

2.4   Segment Reporting

        Operating segments are reported in a manner consistent with internal reporting to the Chief Operating Decision-Maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee that makes strategic decisions.

2.5   Property, plant and equipment

        Items of property, plant and equipment are stated at historical cost, less accumulated depreciation and accumulated impairment. Historical cost includes expenditure that is directly attributable to acquisition of items. The carrying amount of replaced parts is derecognized. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible. Estimated useful lives are:

Buildings	40 years or lease period, if lower
Networks (including civil works)	5 to 15 years
Other	2 to 7 years

        The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assets' residual value and useful life is reviewed, and adjusted if appropriate, at each statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Construction in progress consists of the cost of assets, labor and other direct costs associated with property, plant and equipment being constructed by the Group. Once the assets become operational, the related costs are transferred from construction in progress to the appropriate asset category and start to be depreciated.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement in the financial period in which they are incurred.

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

2.6   Intangible assets

        Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is measured at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is charged to the income statement in the year in which expenditure is incurred. Intangible assets are amortized over their estimated useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

consolidated income statement in the expense category consistent with the function of the intangible assets.

Goodwill

        Goodwill represents the excess of cost of an acquisition, over the Group's share in the fair value of identifiable assets less liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of the transaction. If the fair value of identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can only be determined provisionally, then Millicom initially accounts for goodwill using provisional values. Within twelve months of the acquisition date, Millicom then recognizes any adjustments to the provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to provisional fair values are made as if the adjusted fair values had been recognized from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net". Goodwill on acquisition of associates is included in "investments in associates". Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.

        For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group's cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated:

  •
  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

  •
  Is not larger than an operating segment.

        Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Licenses

        Licenses are shown at either historical cost or, if acquired in a business combination, at fair value at the date of acquisition. Licenses have a finite useful life and are carried at cost less accumulated

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the licenses over their estimated useful lives.

        The terms of licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate setting, frequency allocation and technical standards. Licenses are initially measured at cost and are amortized from the date the network is available for use on a straight-line basis over the license period. Licenses held, subject to certain conditions, are usually renewable and generally non-exclusive. When estimating useful lives of licenses, renewal periods are not usually included.

Trademarks and customer bases

        Trademarks and customer bases are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks and customer bases have finite useful lives and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer bases over their estimated useful lives. The estimated useful lives for trademarks and customer bases are based on specific characteristics of the market in which they exist. Trademarks and customer bases are included in "Intangible assets, net".

2.7   Impairment of non-financial assets

        At each reporting date the Group assesses whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The Group determines the recoverable amount based on the higher of, its fair value less cost to sell, and its value in use, for individual assets, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions for the time value of money and risks specific to the asset. In addition to evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

        At each reporting date an assessment is made as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognized impairment loss is reversed if there has been a change in the estimate used to determine the asset's recoverable amount since the last impairment loss was recognized. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.8   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified within non-current assets. Loans and receivables are carried at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

2.9   Financial instruments at fair value through profit or loss

        Financial instruments at fair value through profit or loss are financial instruments held for trading. Their fair value is determined by reference to quoted market prices on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions, reference to the current market value of a substantially similar instrument, discounted cash flow analysis and option pricing models. A financial instrument is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

2.10 Non-current assets (or disposal groups) held for sale and related liabilities

        Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value (less costs to sell if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use). Liabilities of disposal groups are classified as "Liabilities directly associated with assets held for sale".

2.11 Inventories

        Inventories (which mainly consist of mobile telephone handsets and related accessories) are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.12 Trade receivables

        Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment is recorded when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are indicators of impairment. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The provision is recognized in the consolidated income statement within "Cost of sales".

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.13 Deposits

Time deposits

        Cash deposits with banks with maturities of more than 3 months that generally earn interest at market rates are classified as time deposits.

Pledged deposits

        Pledged deposits represent contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

2.14 Cash and cash equivalents

        Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.15 Impairment of financial assets

        The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. Impairment losses are recognized in the consolidated income statement.

2.16 Share capital

        Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

        Where any Group company purchases the Company's share capital, the consideration paid including any directly attributable incremental costs is shown under "Treasury shares" and deducted from equity attributable to the Company's equity holder until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2.17 Borrowings

        Borrowings are initially recognized at fair value, net of directly attributable transaction costs. After initial recognition borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the effective interest rate. Any difference between the initial amount and the maturity amount is recognized in the consolidated income statement over the period of the borrowing.

        The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguishment, conversion or maturity of the bonds. The remainder of the proceeds is

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

allocated to the conversion option, which is recognized and included in equity, net of income tax effects.

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

2.18 Leases

        The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

        Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Where a finance lease results from a sale and leaseback transaction, any excess of sales proceeds over the carrying amount of the assets is deferred and amortised over the lease term.

        Capitalized leased assets are depreciated over the shorter of the estimated useful lives of the assets, or the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

        Operating lease payments are recognized as expenses in the consolidated income statement on a straight-line basis over the lease term.

2.19 Provisions

        Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, risks specific to the liability. Where discounting is used, increases in the provision due to the passage of time are recognized as interest expenses.

2.20 Trade payables

        Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.21 Revenue recognition

        Revenue comprises the fair value of consideration received or receivable for the sale of goods and services, net of value added tax, rebates and discounts and after eliminating intra-group sales.

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Revenues from telecom services

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

        Subscription products and services are deferred and amortized over the estimated life of the customer relationship. Related costs are also deferred, to the extent of the revenues deferred, and amortized over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on historical disconnection percentage for the same type of customer.

        Where customers purchase a specified amount of airtime in advance, revenue is recognized as credit is used. Unutilized airtime is carried in the statement of financial position as deferred revenue within "other current liabilities".

        Revenues from value added content services such as video messaging, ringtones, games etc., are recognised net of payments to the providers of these services if the providers are responsible for content and determining the price paid by the customer. For such services the Group is considered to be acting in substance as an agent. Where the Group is responsible for the content and determines the price paid by the customer then the revenue is recognised gross.

        Revenues from the sale of handsets and accessories on a stand-alone basis (without multiple deliverables) are recognized when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer.

        Revenue arrangements with multiple deliverables ("Bundled Offers" such as equipment and services sold together) are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or on the residual method. Revenue is then recognized separately for each unit of accounting.

2.22 Cost of sales

        The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of leased lines, costs of handsets and other accessories sold, and royalties. Cost of sales is recorded on an accrual basis.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        Cost of sales also includes depreciation and any impairment of network equipment.

2.23 Customer acquisition costs

        Specific customer acquisition costs, including dealer commissions and handset subsidies, are charged to sales and marketing when the customer is activated.

2.24 Employee benefits

Pension obligations

        Pension obligations can result from either a defined contribution plan or a defined benefit plan.

        A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity No further payment obligations exist once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in future payments is available.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit pension plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position respect of the defined benefit pension plan is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an appropriate discount rate based on maturities of the related pension liability. The Group does not have any defined benefit pension plans.

Share based compensation

        Restricted share awards are granted to Directors, management and key employees.

        The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

        No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.25 Taxation

Current tax

        Current tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the statement of financial position date.

Deferred tax

        Deferred income tax is provided using the liability method and calculated from temporary differences at the statement of financial position date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting, nor taxable, profit or loss.

        Deferred income tax assets are recognized for all deductible temporary differences and carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference and the carry-forward of unused tax credits and unused tax losses can be utilized, except where the deferred tax assets relate to deductible temporary differences from initial recognition of an asset or liability in a transaction that is not a business combination, and, at the time of the transaction, affects neither accounting, nor taxable, profit or loss.

        The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to utilize the deferred income tax asset. Unrecognized deferred income tax assets are reassessed at each statement of financial position date and are recognized to the extent it is probable that future taxable profit will enable the deferred tax asset to be recovered.

        Deferred income tax assets and liabilities are measured at the tax rate expected to apply in the year when the assets are realized or liabilities settled, based on tax rates and tax laws that have been enacted or substantively enacted at the statement of financial position date. Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement. Deferred tax assets and deferred tax liabilities are offset where legally enforceable set off rights exist and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.26 Discontinued operations

        Revenues and expenses associated with discontinued operations are presented in a separate line in the consolidated income statement. Comparative figures in the consolidated income statement representing the discontinued operations are reclassified to the separate line. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and represent a major line of business or geographic unit which has been disposed of or is available for sale.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.27 Derivative financial instruments and hedging activities

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

  (a)
  hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);

  (b)
  hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

  (c)
  hedges of a net investment in a foreign operation (net investment hedge).

        For transactions designated and qualifying for hedge accounting the Group documents, at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The fair values of derivative instruments used for hedging purposes are disclosed in note 34. Movements on the hedging reserve in other comprehensive income are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

        The Group does not have either fair value or net investment hedges.

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the income statement within 'other non operating (expenses) income, net'.

        Amounts accumulated in equity are reclassified to profit and loss in the periods when the hedged item affects profit or loss.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within 'other non operating (expenses) income, net'.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.28 Changes in accounting policies

        The consolidated financial statements as of December 31, 2010 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years, with the exception of the early adoption as of January 1, 2009 of IFRS 3R, 'Business combinations', and IAS 27R, 'Consolidated and separate financial statements'.

        The following new standards and amendments to standards, which affect the presentation of the consolidated financial statements, which were mandatory for the first time for the financial year beginning January 1, 2010 were early adopted by the Group in 2009.

  •
  IFRS 3 (revised) ('IFRS 3R'), 'Business combinations' and consequential; amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures' are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

    The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition costs are expensed.

        The Group early adopted IFRS 3R, 'Business combinations', in 2009 for the step-up acquisition of Navega.com S.A. (see note 4). Millicom revalued its previously held interests in Navega.com S.A. at fair value, recognising the resulting gain in the consolidated income statement.

  •
  IAS 27 (revised) ('IAS 27R') requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss.

        As the Group early adopted IFRS 3R, it was required to early adopt IAS 27R, 'Consolidated and separate financial statements', at the same time.

  •
  IAS 38 (amendment), 'Intangible Assets' clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if the assets have similar useful economic lives.

        IAS 38 (amendment) was applied by the Group from the date IFRS 3R was adopted. The amendment to IAS 38 did not have a material impact on the Group's consolidated financial statements.

        The following amendments to standards and interpretations, which could affect Millicom's financial position and accounting policies, are mandatory for the first time for the financial year beginning January 1, 2010, but are not currently relevant nor have a material impact for the Group.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

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

  •
  IFRIC 9, 'Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement', effective July 1, 2009. This amendment to IFRIC 9 requires an entity to assess whether an embedded derivative should be separated from a host contract when the entity reclassifies a hybrid financial asset out of the 'fair value through profit and loss' category. This assessment is to be made based on the circumstances that existed on the later of the amendments that significantly change the cash flows of the contract. If the entity is unable to make this assessment, the hybrid instrument must remain classified at fair value through profit and loss in its entirety.

  •
  IFRIC 16, 'Hedges of a net investment in a foreign operation' effective July 1, 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by an entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular the group should clearly document its hedging strategy because of the possibility of different designations at different levels of the group.

  •
  IAS 1 (amendment), 'Presentation of financial statements'. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

  •
  IAS 36 (amendment). 'Impairment of assets', effective January 1, 2010. The amendment clarifies that the largest cash-generating unit (or groups of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, 'Operating segments' (that is, before the aggregation of segments with similar economic characteristics).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

  •
  IFRS 2 (amendments), 'Group cash-settled share-based payment transactions' effective from January 1, 2010. In addition to incorporating IFRIC 8, 'Scope of IFRS 2', and IFRIC 11, 'IFRS 2—Group and treasury share transactions', the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation.

  •
  IFRS 5 (amendment), 'Non-current assets held for sale and discontinued operations'. The amendment clarifies that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirements of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (course of estimation uncertainty) of IAS 1.

        The following standards, amendments and interpretations issued are not effective for the financial year beginning January 1, 2010 and have not been early adopted.

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

  •
  IAS 24 (revised) ('IFRS 24R), 'Related party disclosures', issued in November 2009. It supersedes IAS 24, 'Related party disclosures', issued in 2003. IAS 24R is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The Group will apply the revised standard from January 1, 2011. When the revised standard is applied, the Group and the parent will need to disclose any transactions between its subsidiaries and associates. The Group is currently putting systems in place to capture the necessary information. It is therefore not possible, at this stage, to disclose the impact, if any, of the revised standard on related party disclosures.

  •
  'Classification of rights issues' (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 'Accounting policies, changes in accounting estimates and errors'. This amendment is not expected to have a material impact on Millicom financial position or results.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

  •
  IFRIC 19, 'Extinguishing Financial Liabilities with Equity Instruments' is effective from July 1, 2010. IFRIC 19 addresses accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all, or part of the financial liability. This amendment is not expected to have a material impact on Millicom financial position or results.

  •
  'Prepayments of a minimum funding requirement' (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, 'IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction'. Without the amendments, entities are not permitted to recognize as an asset some voluntary payments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011. This amendment is not expected to have a material impact on Millicom financial position or results.

  •
  IFRS 7 amendment 'Derecognition—Disclosures'. The amendment improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011. This amendment is not expected to have a material impact on Millicom financial position or results.

  •
  'Deferred Tax: Recovery of Underlying Assets' (amendment to IAS 12) issued in December 2010. The amendment applies to annual periods commencing on January 1, 2012. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be, through sale. This amendment is not expected to have a material impact on Millicom financial position or results.

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

Contingent liabilities

        Contingent liabilities are potential liabilities that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of Millicom. Provisions for liabilities are recorded when a loss is considered probable and can be reasonably estimated. The determination of whether or not a provision should be recorded for any potential liabilities is based on management's judgment.

Estimates

        Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Because of inherent uncertainties in this evaluation process, actual results may be different from originally estimated amounts. In addition, significant estimates are involved in the determination of impairments, provisions related to taxes and litigation risks. These estimates are subject to change as new information becomes available and may significantly affect future operating results.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

        Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining fair values at acquisition dates, particularly in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of fair values of assets and liabilities, as well as of useful lives of the assets is based on management judgment.

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

        For our critical accounting estimates reference is made to the relevant individual notes to these consolidated financial statements, more specifically note 4—Acquisition of subsidiaries, joint ventures and non-controlling interests; note 6—Discontinued operations and assets held for sale; note 13—Taxes; note 15—Intangible assets, note 16—Property, plant and equipment, note 19—Trade receivables, note 24—Share-based compensation (relating to long-term incentive plans); note 31—Commitments and contingencies; and note 34—Financial instruments.

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

Year ended December 31, 2010

        In 2010, Millicom gained control over Telefonica Cellular S.A. DE CV, its mobile phone operation in Honduras, and acquired control Navega S.A. DE CV, its cable operation in Honduras.

Telefonica Cellular S.A. DE CV

        On July 1, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom's local partner granted Millicom an unconditional call option for the next five years for his 33% stake in Telefonica Cellular S.A. DE CV ("Celtel") and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom. As a result of this agreement Millicom has the right to control Celtel, which has been fully consolidated into the Millicom Group financial statements from July 1, 2010. Previously, the Honduras operations were proportionately consolidated.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

        Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2010. The recognized amounts of identified assets acquired and liabilities assumed as of July 1, 2010 were as follows:

	Fair value (100%)	Previously held interests (66.7%)
	US$ '000	US$ '000
Intangible assets, net(i)	435,174	22,602
Other investments	20,653	13,769
Property, plant and equipment, net	339,082	226,055
Trade receivables	13,876	9,251
Prepayments and accrued income	6,681	4,454
Other current assets	34,485	22,990
Cash and cash equivalents	24,654	16,436
	874,605	315,557
Other non-current liabilities(ii)	264,590	100,492
Current debt and other financing	74,943	49,962
Trade payables	6,117	4,078
Accrued interests and other expenses	12,756	8,504
Current income tax liabilities	17,465	11,643
Other current liabilities	51,890	35,871
	427,761	210,550
Non-controlling interests	147,121
Fair value of the net assets acquired and contingent liabilities	299,723
Goodwill arising on change of control	854,572
Previously held interests in Celtel	(105,007)
Revaluation of the previously held interests in Celtel	1,049,288
Cost of change of control	—

(i)
Intangible assets not previously recognized are trademarks for an amount of $40 million, with estimated useful life of 10 years, customers' list for an amount of $335 million, with estimated useful life of 8-9 years, and telecommunications license for an amount of $21 million, with estimated useful life of 11 years.

(ii)
Deferred tax liabilities, related to the differences between the tax base and the fair value of the identifiable assets acquired amount to $114 million.

        The goodwill, which is not expected to be tax deductible, is attributable to the profitability potential of Celtel and the synergies expected to arise. The fair value of the customers' list was ascertained using the discounted excess earnings method, the fair value of the trademark was ascertained using the relief from royalty approach, and the fair value of the telecommunications license against comparable transactions.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

        The change of control contributed revenues of $100 million and net profit of $1,049 million (including gain on revaluation) for the period from acquisition to December 31, 2010. If the change of control had occurred on January 1, 2010, unaudited pro forma Group revenues from continuing operations for the year ended December 31, 2010 would have been $4,018 million, and the unaudited pro forma net profit from continuing operations for the same period would have been $1,665 million. These amounts have been calculated using the Group accounting policies.

        Millicom revalued at fair value its previously held 66.7% interest in Celtel recognizing a gain of $1,044 million, recorded under the caption "Revaluation of previously held interests". The fair value of the previously held interests was determined based on a discounted cash flow. The cash flow projections used (adjusted operating profit margins, income tax, working capital and capital expenditure) were estimated by management covering 6 years. Cash flows beyond this period were extrapolated using a perpetual growth rate of 2%. The valuation was determined using a discount rate of 14.3%.

Navega S.A. DE CV

        As part of a regional shareholding alignment agreement with its local partner in Honduras, on August 20, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom acquired a further 6% of Navega S.A. DE CV ("Navega Honduras") (formerly Metrored S.A.). As a result of this agreement Millicom has the right to control Navega Honduras, which has been fully consolidated into the Millicom Group financial statements from August 20, 2010. Previously, the results of Navega Honduras were proportionately consolidated. The agreement is expected to facilitate further integration of the cable business and to create synergies.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

        Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2010. The recognized amounts of identified assets acquired and liabilities assumed were as follows:

	Fair value (100%)	Previously held interests (60.72%)
	US$ '000	US$ '000
Intangible assets, net	19,563	11,879
Property, plant and equipment, net	22,875	13,890
Other non-current assets	180	109
Trade receivables	1,988	1,207
Prepayments and accrued income	40	25
Current income tax assets	0
Other current assets	482	293
Cash and cash equivalents	3,050	1,852
	48,178	29,255
Other non-current liabilities	3,178	1,930
Current debt and other financing	1,152	699
Trade payables	357	217
Accrued interests and other expenses	1,135	689
Current income tax liabilities	1,035	628
Other current liabilities	2,211	1,343
	9,068	5,506
Non controlling interests	13,037
Fair value of the net assets acquired and contingent liabilities	26,073
Goodwill arising on change of control	13,866
Previously held interests in Navega Honduras	(23,748)
Revaluation of the previously held interests in Navega Honduras	10,726
Cost of change of control	5,465

        The goodwill, which is not expected to be tax deductible, is attributable to the profitability potential of Navega Honduras and the synergies expected to arise. The fair value of the customers' list was ascertained using the discounted excess earnings method, and the fair value of the trademark was ascertained using the relief from royalty approach.

        Navega Honduras contributed revenues of $1 million and net profit of $20 million (including gain on revaluation) for the period from acquisition to December 31, 2010. If the acquisition had occurred on January 1, 2010, unaudited pro forma Group revenues from continuing operations for the year ended December 31, 2010 would have been $3,924 million, and the unaudited pro forma net profit from continuing operations for the same period would have been $1,644 million. These amounts have been calculated using the Group accounting policies.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

        Millicom revalued at fair value its previously held 60% interest in Navega Honduras recognizing a gain of $11 million, recorded under the caption "Revaluation of previously held interests".

Year ended December 31, 2009

        In 2009, Millicom's joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad.

Navega.com S.A.

        On March 13, 2009, Millicom's joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. ("Navega Guatemala"). Millicom's share of the acquisition cost of the remaining 55% interest in Navega Guatemala amounted to $49 million and Millicom's share of the cash acquired amounted to $10 million; net cash used for this acquisition therefore amounted to $39 million.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

        Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2009. Millicom's share of the fair value of the identifiable assets and liabilities acquired was as follows:

	Fair value	Previously held interests
	US$ '000	US$ '000
Intangible assets, net(i)	51,442	8,988
Property, plant and equipment, net	34,205	18,995
Other non-current assets	122	87
Trade receivables	3,196	1,739
Prepayments and accrued income	13	8
Current income tax assets	16	7
Other current assets(ii)	2,400	353
Cash and cash equivalents	10,656	5,070
	102,050	35,247
Other non-current liabilities(iii)	3,437	—
Current debt and other financing	10,953	5,546
Trade payables	7,241	4,611
Accrued interests and other expenses	557	286
Current income tax liabilities	2,872	1,899
Other current liabilities(ii)	16,589	5,961
	41,649	18,303
Fair value of the net assets acquired and contingent liabilities	60,401
Goodwill arising on acquisition	38,203
Previously held interests in Navega Guatemala and Metrored	(16,944)
Revaluation of the previously held interests in Navega Guatemala and Metrored	(32,319)
Acquisition cost	49,341

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

        In 2009 Millicom early adopted IFRS 3R and applied it to this acquisition (see note 2). As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom's joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. ("Metrored"), a subsidiary of Navega (held by Millicom's joint venture in Honduras), recognizing a gain of $32 million, recorded under the caption "Revaluation of previously held interests".

Millicom Tchad S.A.

        On March 4, 2009, Millicom completed the acquisition of the remaining 12.5% non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash.

        In 2009 Millicom early adopted IAS 27R and applied it to this acquisition (see note 2). As a result, the purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease in Millicom shareholders' equity of $10 million.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

4. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

5. DISPOSALS OF SUBSIDIARIES AND JOINT VENTURES

Year ended December 31, 2010

        As part of the regional shareholding alignment agreement with its local partner in Guatemala, on August 20, 2010, Millicom disposed of 45% of its interest in Newcom Guatemala ("Amnet Guatemala"). From that date Amnet Guatemala has been accounted for as a joint venture and proportionately consolidated into the Millicom Group financial statements. Previously, the results of the Amnet Guatemala were fully consolidated. There was no significant impact on profit and loss from the disposal.

Year ended December 31, 2009

        On October 16, November 25 and November 26, 2009 respectively, Millicom completed the sale of its operations in Sri Lanka, Sierra Leone and Cambodia, for total proceeds of respectively $155 million, $1million and $353 million realizing a total net gain of $289 million. Total transaction costs amounted to $11 million. Total cash disposed amounted to $30 million.

Year ended December 31, 2008

        In 2008, Millicom did not dispose of any subsidiary or joint venture.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

        The results of discontinued operations for the years ended December 31, 2010, 2009 and 2008 are presented below:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Revenues	29,625	218,874	270,738
Operating expenses(i)	(17,086)	(193,038)	(243,345)
Gain from disposal, net	—	288,860	—
Operating profit	12,539	314,696	27,393
Non-operating income (expenses), net	271	(10,500)	(16,591)
Profit before tax	12,810	304,196	10,802
Tax charge	(953)	(3,854)	(8,556)
Net profit for the year	11,857	300,342	2,246

(i)
In 2009, an impairment of $11 million (2008: $11 million) was booked to align the carrying value of Millicom's operation in Sierra Leone to its estimated fair value less cost to sell.

        The cash (used) provided by discontinued operations for the years ended December 31, 2010, 2009 and 2008 is presented below:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Net cash provided by operating activities	11,105	29,906	73,956
Net cash used by investing activities	(16,089)	(62,795)	(129,366)
Net cash (used) provided by financing activities	5,597	(8,270)	(22,323)
Exchange (loss) gain on cash and cash equivalents	234	(158)	1,587
Transfer of cash to assets held for sale	(847)	(19,099)	(521)
Proceeds from the sale of discontinued operations	—	477,171	7,593
Cash provided (used) by discontinued operations	—	416,755	(69,074)

        The following table gives details of non cash investing and financing activities of discontinued operations for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Investing activities
Acquisition of property, plant and equipment	—	(873)	(6,563)
Financing activities
Vendor financing and finance leases	—	873	6,563

Asia segment

        In May 2009, Millicom decided to dispose of its businesses in Cambodia, Laos and Sri Lanka and, as a result, in accordance with IFRS 5, these operations were classified as discontinued operations.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Millicom's operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009. As a result, as at December 31, 2009, only Laos's assets and liabilities were disclosed under the caption "Assets held for sale" and "Liabilities directly associated with assets held for sale". Millicom's businesses in Cambodia, Laos and Sri Lanka previously represented the entire operating segment "Asia".

Millicom Sierra Leone Limited

        In December 2008, Millicom decided to dispose of its business in Sierra Leone, Millicom Sierra Leone Limited, and, as a result, in accordance with IFRS 5, this operation was classified as a discontinued operation. In addition as at December 31, 2008 the assets and liabilities of Millicom Sierra Leone Limited are disclosed under the captions "Assets held for sale" and "Liabilities directly associated with assets held for sale". Millicom's operation in Sierra Leone was previously disclosed within the operating segment "Africa".

Assets held for sale

Millicom Lao Co. Ltd

        On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. Completion of the transaction was subject to certain conditions, which were not satisfied before the year-end. As a result, Millicom's operation in Laos was classified as a disposal held for sale as of December 31, 2009. As of that date, Millicom kept all assets and liabilities of its Laos operation at the carrying values as they were lower than the estimated fair value less cost to sell.

        On March 31, 2010 Millicom announced that VimpelCom had not completed the agreement to acquire Millicom's operation in Laos, despite that all conditions precedent had been met. Millicom is reserving its rights under the terms of the agreement, including the right to seek compensation for any loss of value that may arise as a result of VimpelCom's decision not to complete.

        As at December 31, 2010 activities are continuing under the sale process and Millicom is still of the opinion that the sale of its operation in Laos is highly probable and therefore continues to treat this operation as a discontinued operation as at December 31, 2010.

Sale of tower assets in Ghana, Tanzania and Democratic Republic of Congo ("DRC")

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom Ghana will sell those tower assets to Helios for a total consideration of $30 million cash and a 40% stake in Helios Towers Ghana, and will lease back a dedicated portion of each tower to locate its network equipment. Approximately 80% of the towers under this agreement have been sold in 2010 and the remaining towers are expected to be transferred in 2011. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at December 31, 2010 and amounted to $6 million.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

        In December 2010, Millicom's operations in Tanzania and DRC signed sale and lease-back agreements with Helios Towers Tanzania and Helios Towers DRC respectively, for most of their tower assets. The carrying value of the portion of the towers that will not be leased back and any related liabilities have been classified respectively as assets held for sale and liabilities directly associated with assets held for sale. The net amount reclassified amounted to $46 million in respect of Tanzania and $50 million in respect of DRC as at December 31, 2010.

        The major classes of assets and liabilities classified as held for sale as at December 31, 2010, and 2009 are as follows:

	2010	2009
	US$ '000	US$ '000
Assets
Property, plant and equipment, net	171,473	70,030
Trade receivables, net	6,044	3,490
Inventories	477	312
Other assets	4,402	2,979
Cash and cash equivalents	2,314	1,465
Assets held for sale	184,710	78,276
Liabilities
Non-current debt and other financing	13,322	8,244
Other non-current liabilities	13,992	7,982
Current debt and other financing	5,662	5,124
Trade payables	4,278	14,317
Other current liabilities	23,513	7,915
Liabilities directly associated with assets held for sale	60,767	43,582
Net assets directly associated with the disposal group	123,943	34,694

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

7. SUBSIDIARIES

        The Group has the following significant subsidiaries, which are consolidated:

Name of the company	Country	Holding December 31, 2010	Holding December 31, 2009
		% of ownership interest	% of ownership interest
Central America
Telemovil El Salvador S.A.	El Salvador	100.0	100.0
Telefonica Celular S.A.	Honduras	66.7	—
Navega S.A. DE CV (formerly Metrored S.A) (see notes 4 and 17).	Honduras	66.7	—
South America
Telefonica Celular de Bolivia S.A.	Bolivia	100.0	100.0
Telefonica Celular del Paraguay S.A.	Paraguay	100.0	100.0
Colombia Movil S.A. E.S.P.	Colombia	50.0 + 1 share	50.0 + 1 share
Africa
Millicom Ghana Company Limited	Ghana	100.0	100.0
Sentel GSM S.A.	Senegal	100.0	100.0
MIC Tanzania Limited	Tanzania	100.0	100.0
Oasis S.P.R.L.	Democratic Republic of Congo	100.0	100.0
Millicom Tchad S.A. (see note 4)	Chad	100.0	100.0
Millicom Rwanda Limited	Rwanda	87.5	87.5
Asia
Millicom Lao Co. Limited (see note 6)	Lao People's Democratic Republic	74.1	74.1
Amnet
Amnet Telecommunications Holding Limited (see note 4)	Bermuda	100.0	100.0
Unallocated
Millicom International Operations S.A.	Luxembourg	100.0	100.0
Millicom International Operations B.V.	Netherlands	100.0	100.0
MIC Latin America B.V.	Netherlands	100.0	100.0
Millicom Africa B.V.	Netherlands	100.0	100.0
Millicom Holding B.V.	Netherlands	100.0	100.0
Millicom Ireland Limited	Ireland	100.0	100.0

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

8. INTERESTS IN JOINT VENTURES

        The Group has the following significant joint venture companies, which are proportionally consolidated:

Name of the company	Country	Holding December 31, 2010	Holding December 31, 2009
		% of ownership interest	% of ownership interest
Central America
Comunicaciones Celulares S.A.	Guatemala	55.0	55.0
Navega.com S.A. (see notes 4 and 17)	Guatemala	55.0	55.0
Telefonica Celular S.A.	Honduras	—	66.7
Navega S.A. DE CV (formerly Metrored S.A) (see notes 4 and 17).	Honduras	—	60.7
Africa
Emtel Limited	Mauritius	50.0	50.0

        In 2010, Millicom gained control over Telefonica Cellular S.A. DE CV, its mobile phone operation in Honduras, and acquired an additional 6% shareholding in Navega S.A. DE CV, its cable operation in Honduras (see note 4). As a result both of these operations are now classified as subsidiaries from July 2010 (see note 7).

        Millicom's joint ventures in Cambodia were sold on November 26, 2009 (see note 5).

        The share of assets and liabilities of the jointly controlled entities at December 31, 2010 and 2009, which are included in the consolidated financial statements, are as follows:

	2010	2009
	US$ '000	US$ '000
Current assets	199,147	177,878
Non-current assets	386,703	644,553
Total assets	585,850	822,431
Current liabilities	159,616	250,552
Non-current liabilities	145,664	166,698
Total liabilities	305,280	417,250

        The share of revenues and operating expenses of the jointly controlled entities for the years ended December 31, 2010, 2009, and 2008, which are included in the consolidated income statements from continuing operations, are as follows:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Revenues	799,305	947,600	968,317
Total operating expenses	(413,461)	(503,298)	(488,632)
Operating profit	385,844	444,302	479,685

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

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

        The Group has mobile businesses in three regions: Central America, South America and Africa. Its Cable business, which includes Amnet and Navega, operates in Central America. Millicom's operation in Sierra Leone and the Asia region have been classified as discontinued operations (see note 6). Millicom's operations in Sri Lanka, Sierra Leone and Cambodia were sold in 2009 (see note 5).

        The following tables present revenues, operating profit (loss) and other segment information for the years ended December 31, 2010, 2009 and 2008:

December 31, 2010	Central America	South America	Africa	Cable	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,415,933	1,373,877	904,931	225,508	—	3,920,249	29,625	—	3,949,874
Operating profit (loss)	599,396	361,969	147,737	39,202	(106,574)	1,041,730	12,539	—	1,054,269
Add back:
Depreciation and amortization	183,839	223,186	202,733	66,305	923	676,986	—	—	676,986
Loss (gain) of disposal and impairment	1,762	4,590	7,568	2,337	—	16,257	—	—	16,257
Share based compensation	—	—	—	—	30,718	30,718	—	—	30,718
Corporate costs	—	—	—	—	74,933	74,933	—	—	74,933
Adjusted operating profit (loss)(i)	784,997	589,745	358,038	107,844	—	1,840,624	12,539	—	1,853,163
Additions to:
Property, plant and equipment	(131,876)	(216,408)	(273,689)	(55,281)	(17)	(677,271)	(16,223)	—	(693,494)
Intangible assets	(11,792)	(28,091)	(3,924)	(9,156)	(473)	(53,436)	—	—	(53,436)
Capital expenditure	(143,668)	(244,499)	(277,613)	(64,437)	(490)	(730,707)	(16,223)	—	(746,930)
Taxes paid	(121,498)	(62,240)	(9,291)	(17,641)	(28,053)	(238,723)
Changes in working capital	32,334	(31,333)	(27,776)	1,690	25,970	885
Other movements	3,018	60,061	101,603	3,960	(24,456)	144,186
Operating free cash flow(iii)	555,183	311,734	144,961	31,416	(27,029)	1,016,265
Total Assets(ii)	2,780,225	1,503,621	1,600,307	837,577	650,677	7,372,407	71,878	(449,168)	6,995,117
Total Liabilities	1,129,406	1,257,708	1,630,201	420,949	803,332	5,241,596	47,518	(1,453,008)	3,836,106

(i)
Adjusted operating profit is used by the management to monitor the segmental performance and for the capital management (see note 33).

(ii)
Segment assets include goodwill and other intangibles.

(iii)
Operating free cash flow by segment includes vendor financing of capital equipment as a cash transaction.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

9. SEGMENT INFORMATION (Continued)

December 31, 2009	Central America	South America	Africa	Cable	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,314,760	1,075,914	782,150	199,903	—	3,372,727	218,874	—	3,591,601
Operating profit (loss)	584,341	227,904	84,582	31,295	(77,099)	851,023	314,696	—	1,165,719
Add back:
Depreciation and amortization	145,741	208,469	196,832	59,311	1,082	611,435	34,842	—	646,277
Loss (gain) of disposal and impairment	725	2,222	3,401	636	262	7,246	(277,665)	—	(270,419)
Share based compensation	—	—	—	—	10,175	10,175	—	—	10,175
Corporate costs	—	—	—	—	65,580	65,580	—	—	65,580
Adjusted operating profit (loss)(i)	730,807	438,595	284,815	91,242	—	1,545,459	71,873	—	1,617,332
Additions to:
Property, plant and equipment	(102,925)	(143,556)	(395,352)	(49,297)	(246)	(691,376)	(79,072)	—	(770,448)
Intangible assets	(7,813)	(19,489)	(2,892)	(15,272)	(646)	(46,112)	—	—	(46,112)
Capital expenditure	(110,738)	(163,045)	(398,244)	(64,569)	(892)	(737,488)	(79,072)	—	(816,560)
Taxes paid	(100,127)	(54,423)	(6,654)	(15,287)	(19,359)	(195,850)
Changes in working capital	(43,323)	39,978	55,631	(10,084)	239	42,441
Other movements	399	1,927	18	1,364	—	3,708
Operating free cash flow(iii)	477,018	263,032	(64,434)	2,666	(20,012)	658,270
Total Assets(ii)	1,256,219	1,370,202	1,586,488	876,112	732,667	5,821,688	411,939	(242,609)	5,991,018
Total Liabilities	645,879	1,141,956	1,594,662	612,078	470,781	4,465,356	242,625	(1,027,093)	3,680,888

(i)
Adjusted operating profit is the measure used by the management to monitor the segmental performance and for the capital management (see note 33).

(ii)
Segment assets include goodwill and other intangibles.

(iii)
Operating free cash flow by segment includes vendor financing of capital equipment as a cash transaction.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

9. SEGMENT INFORMATION (Continued)

December 31, 2008	Central America	South America	Africa	Cable	Unallocated items	Total continuing operations	Discontinued operations (note 6)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,376,848	1,019,332	711,364	43,015	—	3,150,559	270,738	—	3,421,297
Operating profit (loss)	642,851	149,848	95,935	6,537	(76,949)	818,222	27,393	—	845,615
Add back:
Depreciation and amortization	112,296	198,861	140,094	11,518	951	463,720	57,257	—	520,977
Loss (gain) of disposal and impairment	3,865	2,816	1,551	(7)	941	9,166	11,049	—	20,215
Share based compensation	—	—	—	—	13,619	13,619	—	—	13,619
Corporate costs	—	—	—	—	61,438	61,438	—	—	61,438
Adjusted operating profit (loss)(i)	759,012	351,525	237,580	18,048	—	1,366,165	95,699	—	1,461,864
Additions to:
Property, plant and equipment	(283,255)	(351,134)	(510,836)	(11,164)	(1,298)	(1,157,687)	(163,629)	—	(1,321,316)
Intangible assets	(10,756)	(18,033)	(90,244)	(384)	(135)	(119,552)	(1,823)	—	(121,375)
Capital expenditure	(294,011)	(369,167)	(601,080)	(11,548)	(1,433)	(1,277,239)	(165,452)	—	(1,442,691)
Taxes paid	(115,049)	(51,468)	(22,411)	(1,767)	(10,541)	(201,236)
Changes in working capital	25,688	42,808	47,225	(34,913)	(18,360)	62,448
Other movements	2,324	952	5,119	476	(1,437)	7,434
Operating free cash flow(iii)	377,964	(25,350)	(333,567)	(29,704)	(31,771)	(42,428)
Total Assets(ii)	1,242,421	1,260,230	1,484,841	738,554	389,669	5,115,715	409,114	(304,021)	5,220,808
Total Liabilities	556,799	1,071,739	1,396,189	174,959	927,215	4,126,901	369,790	(927,960)	3,568,731

(i)
Adjusted operating profit is the measure used by the management to monitor the segmental performance and for the capital management (see note 33).

(ii)
Segment assets include goodwill and other intangibles.

(iii)
Operating free cash flow by segment includes vendor financing of capital equipment as a cash transaction.

        Revenues from continuing operations for the years ended December 31, 2010, 2009 and 2008 analyzed by country are as follows:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Colombia	612,111	444,899	448,374
Guatemala	570,827	517,555	515,531
Honduras	532,068	436,435	426,689
Paraguay	462,537	387,964	392,626
El Salvador	453,503	493,298	461,878
Other	1,289,203	1,092,576	905,461
Total	3,920,249	3,372,727	3,150,559

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

9. SEGMENT INFORMATION (Continued)

        Non-current assets (intangible assets and property, plant and equipment) as at December 31, 2010 and 2009 analyzed by country are as follows:

	2010	2009
	US$ '000	US$ '000
Colombia	604,723	585,184
Guatemala	348,682	308,580
Honduras	1,762,865	329,791
Paraguay	223,840	231,917
El Salvador	482,623	441,521
Other(i)	1,627,779	1,858,485
Total	5,050,512	3,755,478

    (i)
    Includes Amnet goodwill of $340 million (December 31, 2009: $340 million), which has been allocated to the Amnet business as a whole.

10. ANALYSIS OF OPERATING PROFIT

        The Group's operating income and expenses from continuing operations analyzed by nature of expense is as follows:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Revenues	3,920,249	3,372,727	3,150,559
Cost of rendering telecommunication services	(809,669)	(716,269)	(737,407)
Depreciation and amortization (notes 9, 15 and 16)	(676,986)	(611,435)	(463,720)
Dealer commissions	(354,608)	(300,487)	(286,007)
Employee related costs (note 11)	(294,045)	(249,757)	(210,545)
Sites and network maintenance	(175,971)	(151,816)	(123,176)
Advertising and promotion	(119,675)	(122,986)	(132,351)
Phone subsidies	(124,448)	(108,714)	(143,634)
External services	(110,344)	(81,537)	(74,080)
Operating lease expense (note 31)	(82,929)	(72,749)	(59,486)
Billing and payments	(27,831)	(21,005)	(16,853)
Loss on disposal and impairment of assets, net (note 9 and 16)	(16,257)	(7,246)	(9,166)
Other expenses	(85,756)	(77,703)	(75,912)
Operating profit	1,041,730	851,023	818,222

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

10. ANALYSIS OF OPERATING PROFIT (Continued)

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Audit Fees	4,237	4,179	4,276
Audit Related Fees	604	115	15
Tax Fees	—	61	52
All Other Fees	55	71	5
Total	4,896	4,426	4,348

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

11. EMPLOYEE RELATED COSTS

        Employee related costs are comprised of the following:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Wages and salaries	(196,318)	(183,220)	(141,931)
Social security	(21,094)	(20,105)	(17,863)
Share based compensation (see note 24)	(30,718)	(10,175)	(13,619)
Other employee related costs(i)	(45,915)	(36,257)	(37,132)
Total	(294,045)	(249,757)	(210,545)

    (i)
    Includes pension costs and other benefits. There are no defined benefit pension plans.

        The average number of permanent employees during the years ended December 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Continuing operations	6,109	5,937	4,861
Discontinued operations	237	1,852	1,812
Total average number of permanent employees	6,346	7,789	6,673

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

12. OTHER NON-OPERATING (EXPENSES) INCOME, NET

        The Group's other non-operating (expenses) income, net is comprised of the following:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Change in fair value of derivatives	(14,597)	—	—
Other exchange (losses) gains, net	(15,105)	(32,181)	(52,265)
Other non operating (expenses) income, net	(29,702)	(32,181)	(52,265)

13. TAXES

        Group taxes mainly comprise income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2010, 2009 or 2008.

        The effective tax rate on continuing operations is 12% (2009: 27%, 2008: 40%). Currently Millicom operations are in jurisdictions with income tax rates of 10% to 40% (2009 and 2008: 10% to 40%).

        The reconciliation between the weighted average statutory tax rate and the effective average tax rate is as follows:

	2010	2009	2008
	%	%	%
Weighted average statutory tax rate(i)	23	23	22
Derecognition (recognition) of previously unrecorded tax losses	—	—	10
Unrecognized current year tax losses(ii)	7	9	10
Non taxable income and non deductible expenses, net	—	(1)	(1)
Taxes based on revenue	(7)	(8)	(8)
Income taxes at other than statutory tax rates	2	3	4
Withholding taxes on transfers between operating and non operating entities	3	3	3
Non-taxable gain arising from revaluation of previously held interests	(16)	(2)	—
Effective tax rate	12	27	40

(i)
The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit or loss before tax, by the aggregate profit before tax excluding the impact of the revaluation of Honduras (see note 4).

(ii)
Unrecognized current year tax losses mainly consist of tax losses at the Company level and tax losses recorded in the Group's operations in the Democratic Republic of Congo, Colombia, and Rwanda.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

13. TAXES (Continued)

        The charge for income taxes from continuing operations is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Current income tax charge	(223,077)	(201,230)	(192,427)
Net deferred income tax benefit (expense)	(4,019)	13,232	(76,386)
Charge for taxes	(227,096)	(187,998)	(268,813)

        The tax effects of significant items comprising the Group's net deferred income tax asset and liability as of December 31, 2010 and 2009 are as follows:

	Consolidated balance sheets		Consolidated income statements
	2010	2009	2010	2009
	US$ '000	US$ '000	US$ '000	US$ '000
Loss carry-forwards	—	5,877	(5,877)	(1,945)
Provision for doubtful debtors	4,206	3,604	602	408
Temporary differences between book and tax basis of intangible assets and property, plant and equipment	(45,456)	(36,631)	(2,398)	(2,411)
Deferred tax liabilities recognized as part of the acquisition of Celtel (see note 4)	(105,392)	—	8,460	—
Deferred tax liabilities recognized as part of the acquisition of Amnet (see note 4)	(25,805)	(32,042)	6,237	9,485
Deferred tax liabilities recognized as part of the acquisition of Navega (see note 4)	(3,126)	(2,962)	936	540
Temporary differences between book and tax basis of other assets and liabilities	3,613	15,592	(11,979)	7,155
Deferred tax benefit (expense)			(4,019)	13,232
Deferred tax liabilities, net	(171,960)	(46,562)
Reflected in the statements of financial position as follows:
Deferred tax assets	23,959	19,930
Deferred tax liabilities	(195,919)	(66,492)

        Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        No deferred tax liability was recognized in respect of $3,659 million (2009: $1,955 million) of unremitted earnings of subsidiaries and joint ventures, because the Group was in a position to control the timing of the reversal of the temporary differences and it was unlikely that such differences would reverse in a foreseeable future. Furthermore, it was not practicable to estimate the amount of unrecognized deferred tax liabilities in respect of these unremitted earnings.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

13. TAXES (Continued)

        Unrecognized net operating losses and other tax loss carry-forwards relating to continuing operations amounted to $775 million as at December 31, 2010 (2009: $885 million, 2008: $610 million) with expiry periods of between 1 and 5 years except for $378 million of losses which do not expire. In addition the Company has unrecognized net operating losses of $1,833 million (2009: $1,971 million) which do not expire.

14. EARNINGS PER SHARE

        Basic earnings per share are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

        Diluted earnings per share are calculated by dividing the net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of dilutive potential shares.

        The following reflects the net profit and share data used in the basic and diluted earnings per share computations:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Basic
Net profit attributable to equity holders from continuing operations	1,643,447	551,390	516,316
Net profit attributable to equity holders from discontinued operations	8,786	298,858	1,200
Net profit attributable to equity holders used to determine the basic earnings per share	1,652,233	850,788	517,516
Diluted
Net profit attributable to equity holders from continuing operations	1,643,447	551,390	516,316
Interest expense on convertible debt (note 26)	—	—	760
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share	1,643,447	551,390	517,076
Net profit attributable to equity holders from discontinued operations	8,786	298,858	1,200
Net profit attributable to equity holders used to determine the diluted earnings per share	1,652,233	850,788	518,276

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

14. EARNINGS PER SHARE (Continued)

	2010	2009	2008
	'000	'000	'000
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	108,219	108,527	107,869
Effect of dilution:
Potential incremental shares as a result of share options	177	223	434
Assumed conversion of convertible debt	—	—	343
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	108,396	108,750	108,646

        To calculate earnings per share amounts for the discontinued operations, the weighted average number of shares for both basic and diluted amounts is as per the table above.

15. INTANGIBLE ASSETS

        The movements in intangible assets in 2010 were as follows:

	Goodwill	Licenses	Other(ii)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	547,986	218,510	278,341	1,044,837
Change in the composition of the Group (see note 4,5)	869,559	30,519	383,837	1,283,915
Additions (see note 9)	—	26,190	27,246	53,436
Amortization charge(i)	—	(39,353)	(78,801)	(118,154)
Transfers	—	1,751	(1,751)	—
Other movements	—	(80)	(2,167)	(2,247)
Exchange rate movements	10,280	659	10,119	21,058
Closing balance, net	1,427,825	238,196	616,824	2,282,845
As at December 31, 2010
Cost or valuation	1,427,825	401,306	839,112	2,668,243
Accumulated amortization	—	(163,110)	(222,288)	(385,398)
Net	1,427,825	238,196	616,824	2,282,845

(i)
The amortization charge for Licenses and Other is recorded under the caption "General and administrative expenses".

(ii)
The caption "Other" includes mainly those intangible assets identified in business combination (i.e. customers' lists and trademarks).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

15. INTANGIBLE ASSETS (Continued)

        The movements in intangible assets in 2009 were as follows:

	Goodwill	Licenses	Other(ii)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	507,295	223,678	259,377	990,350
Change in the composition of the Group (see note 4)	38,203	7,566	51,442	97,211
Transfer to assets held for sale (see note 6)	(298)	(8,453)	(73)	(8,824)
Additions (see note 9)	—	18,382	27,730	46,112
Amortization charge(i)	—	(30,142)	(57,798)	(87,940)
Transfers	—	7,603	(7,603)	—
Other movements	—	(107)	452	345
Exchange rate movements	2,786	(17)	4,814	7,583
Closing balance, net	547,986	218,510	278,341	1,044,837
As at December 31, 2009
Cost or valuation	547,986	338,008	413,617	1,299,611
Accumulated amortization	—	(119,498)	(135,276)	(254,774)
Net	547,986	218,510	278,341	1,044,837

(i)
The amortization charge for Licenses and Other is recorded under the caption "General and administrative expenses".

(ii)
The caption "Other" includes mainly those intangible assets identified in business combination (i.e. customers' lists and trademarks).

        The following table provides details of cash used for additions to intangible assets:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Additions	53,436	46,112	121,375
Additions from Discontinued Operations	—	—	(1,823)
Subtotal	53,436	46,112	119,552
Change in suppliers advances	160	—	—
Change in capex accruals and payables	(27,358)	(108)	323
License acquisition costs, paid in shares in Millicom Rwanda Limited	—	—	(7,159)
Cash used from continuing operations for additions from intangible assets	26,238	46,004	112,716

Impairment test of goodwill

        As at December 31, 2010, management tested all goodwill for impairment. The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

15. INTANGIBLE ASSETS (Continued)

        The recoverable amount of a cash-generating unit ("CGU") or group of CGUs is determined based on discounted cash flows. The cash flow projections used (adjusted operating profit margins, income tax, working capital, capital expenditure and license renewal cost) are extracted from financial budgets approved by management and the Board covering a period of 3 years apart from our new business in Rwanda where 8 years has been used. The planning horizon reflects industry practice in the countries where the Group operates. Cash flows beyond this period are extrapolated using a perpetual growth rate from 2% (2009: 1%). Apart from Millicom's operation in Sierra Leone (see note 6), no impairment losses were recorded on goodwill for the years ended December 31, 2010 and 2009. As part of the impairment tests, sensitivity analysis was performed on the key assumptions from which it was determined that sufficient margin exists from realistic changes to the assumptions that would have resulted in impairment.

        The recoverable amounts have been determined for the cash generating units based on the following discount rates for the years ended December 31, 2010 and 2009:

Discount rate after tax
	2010	2009
Central America, including Amnet and Navega	9.9%–14.3%	10.7%–15.7%
South America	9.5%–15.9%	10.6%–16.3%
Africa	8.8%–14.6%	9.7%–14.8%

        The allocation of goodwill to cash generating units, net of exchange rate movements, is shown below:

	2010	2009
	US$ '000	US$ '000
Millicom's operations in:
Honduras (see note 4)	891,623	14,364
Amnet Group (see note 4)	341,230	339,982
Colombia	52,283	49,103
El Salvador	42,053	42,053
Senegal	35,209	37,706
Navega Guatemala (see note 4)	24,848	23,839
Other	40,579	40,939
Total goodwill	1,427,825	547,986

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

16. PROPERTY, PLANT AND EQUIPMENT

        Movements in tangible assets in 2010 were as follows:

	Network equipment(iv)	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	2,352,954	81,215	152,234	124,238	2,710,641
Change in the composition of the Group (note 4)(iii)	118,923	2,165	3,431	5,330	129,849
Additions	54,906	417	600,625	21,323	677,271
Impairments and net disposals	(48,038)	(263)	(2,034)	(2,560)	(52,895)
Depreciation charge(ii)(v)	(508,339)	(3,062)	—	(47,431)	(558,832)
Asset retirement obligations	(17,176)	493	—	—	(16,683)
Transfers	560,413	(26,870)	(545,093)	11,550	—
Transfer to assets held for sale (see note 6)	(106,174)	—	—	—	(106,174)
Exchange rate movements	(11,872)	(370)	(2,355)	(913)	(15,510)
Closing Balance	2,395,597	53,725	206,808	111,537	2,767,667
As at December 31, 2010
Cost or valuation	4,165,165	65,868	206,808	303,781	4,741,622
Accumulated depreciation	(1,769,568)	(12,143)	—	(192,244)	(1,973,955)
Net	2,395,597	53,725	206,808	111,537	2,767,667

(i)
The caption "Other" mainly includes office equipment and motor vehicles.

(ii)
The depreciation charge for network equipment is recorded under the caption "Cost of sales" and the depreciation charge for Land and Buildings and Other is recorded under the caption "General and administrative expenses".

(iii)
The change in the composition of the Group corresponded to the acquisition of Honduras, Navega and other minor investments.

(iv)
The net carrying amount of network equipment under finance leases at December 31, 2010, mainly comprising towers, was $41 million.

(v)
From January 1, 2010 the estimated useful life of network towers and civil works was changed from 10 to 15 years.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

16. PROPERTY, PLANT AND EQUIPMENT (Continued)

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

        The amount of borrowing costs capitalized for the year ended December 31, 2010 was $0 (2009: $4 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

16. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The following table provides details of cash used for the purchase of property, plant and equipment:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Additions	693,494	770,448	1,321,316
Additions from discontinued operations	(16,223)	(79,072)	(163,629)
Subtotal	677,271	691,376	1,157,687
Change in suppliers advances	(12,072)	(77,539)	72,881
Change in capex accruals and payables	22,480	162,421	(19,013)
Vendor financing and finance leases (see note 30)	(90,779)	(45,399)	(42,069)
Capitalized interests	—	(4,294)	(8,398)
Cash used from continuing operations for purchase of property, plant and equipment	596,900	726,565	1,161,088

17. INVESTMENTS IN ASSOCIATES

        As at December 31, 2010 Millicom's associates, included $17 million representing its 40% interest in Helios Towers Ghana acquired during the year (see note 6).

        As at December 31, 2008 Millicom's associates, amounting to $21 million, were Navega, which was 45% held through Millicom's joint venture in Guatemala, and Navega Honduras, which was a subsidiary of Navega. On March 13, 2009, Millicom's joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega (see note 4) and, as a result, both Navega and Navega Honduras were reclassified from associates to joint ventures (see note 8).

18. NON-CURRENT PLEDGED DEPOSITS

        As at December 31, 2010, non-current pledged deposits amounted to $50 million (2009: $53 million) and mainly related to a borrowing in Millicom's operation in Chad (see note 26).

19. TRADE RECEIVABLES

	2010	2009
	US$ '000	US$ '000
Gross trade receivables	304,999	262,884
Less: provisions for impairment of receivables	(51,741)	(38,176)
Trade receivables, net	253,258	224,708

        The nominal value less impairment of trade receivables is assumed to approximate their fair values (see note 34).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

19. TRADE RECEIVABLES (Continued)

        As at December 31, 2010 and 2009, the ageing analysis of trade receivables is as follows:

		Past due but not impaired
	Neither past due nor impaired
		<30 days	30-90 days	>90 days	Total
2010
Telecom operators	68,929	30,244	38,340	28	137,541
Own customers	50,339	16,088	6,510	337	73,274
Others	33,508	4,997	3,938	—	42,443
Total	152,776	51,329	48,788	365	253,258
2009
Telecom operators	64,043	34,690	40,850	789	140,372
Own customers	29,088	11,990	6,823	1,141	49,042
Others	25,642	4,775	4,877	—	35,294
Total	118,773	51,455	52,550	1,930	224,708

20. OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2010	2009
	US$ '000	US$ '000
Value added tax receivables	9,319	15,152
Pledged deposits	7,261	9,396
Escrow accounts (see note 27)	11,730	18,039
Other	43,895	15,572
Total other current assets	72,205	58,159

21. TIME DEPOSITS

        As at December 31, 2010, time deposits amounted to $3 million (2009: $50 million bearing interest at 0.65% per annum).

22. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2010	2009
	US$ '000	US$ '000
Cash and cash equivalents in U.S. dollars	571,158	1,247,345
Cash and cash equivalents in other currencies	452,329	263,817
Total cash and cash equivalents	1,023,487	1,511,162

        Cash balances are diversified among leading international banks and in domestic banks within the countries where we operate.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

23. SHARE CAPITAL

Share capital and share premium

        The authorized share capital of the Company totals 133,333,200 registered shares (2009: 133,333,200). As at December 31, 2010, the total subscribed and fully paid-in share capital and premium was $682 million (2009: $661 million) consisting of 109,053,120 (2009: 108,648,325) registered common shares at a par value of $1.50 (2009: $1.50) each.

        In 2010, the Company issued a total of 404,795 new shares (2009: 350,818 new shares), resulting from:

  •
  145,305 new shares (2009: 139,224 new shares) following the exercise of share options;

  •
  259,490 new restricted shares to employees and directors (2009: 210,673).

        No new unrestricted shares were issued to employees and directors in 2010 (2009: 921).

        In 2010, the Company re-purchased 3,253,507 shares for $300 million under a share buy-back program (2009: none).

24. SHARE BASED COMPENSATION

Share options

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

        The following table summarizes information about share options outstanding and exercisable at December 31, 2010. The market price of the Company's shares as at December 31, 2010 was $95.60 (2009: $73.77).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2010	Weighted average exercise price	Number exercisable at December 31, 2010
20.56	20.56	50,469	20.56	50,469
25.05–29.75	26.93	33,332	26.93	33,332
31.88–35.91	34.06	99,996	34.06	99,996
20.56–35.91	29.06	183,797	29.06	183,797

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

24. SHARE BASED COMPENSATION (Continued)

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2010	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	133,328	25.05-35.91	Exercisable immediately. Options have an indefinite life.
May 2005	35,000	20.56	Exercisable immediately. Options have a twenty year life.
May 2005	15,469	20.56	Exercisable over a five year period in equal installments. Options expire after six years from date of grant.

        The following table summarizes the Company's share options as of December 31, 2010, 2009 and 2008, and changes during the years then ended:

	2010		2009		2008
	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options
Outstanding at beginning of year	26.21	329,788	24.23	494,120	22.60	708,003
Expired/forfeited	25.05	(686)	18.73	(25,108)	19.02	(44,827)
Exercised	22.58	(145,305)	20.53	(139,224)	18.79	(169,056)
Outstanding at end of year	29.06	183,797	26.21	329,788	24.23	494,120
Exercisable at end of year	29.06	183,797	28.20	243,946	27.73	252,624

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

24. SHARE BASED COMPENSATION (Continued)

Restricted share grants

        Starting on May 30, 2006, the grant of options was replaced by the grant of restricted shares whereby these shares cannot be sold or transferred for 12 months. Grants to directors in 2010 were as follows:

	Number of shares	Share price at date of grant	2010 Expense
			US$ '000
Directors	5,277	$81.91	432
Total	5,277		432

        Grants to directors in 2009 were as follows:

	Number of shares	Share price at date of grant	2009 Expense
			US$ '000
Directors	6,552	$56.17	368
Total	6,552		368

        Compensation expense for the total number of shares awarded in 2010 and 2009 to directors was measured on the grant dates using Millicom's closing share price as quoted on the NASDAQ National Market on those dates.

Long-term incentive plans

  2007

        Long term incentive awards for 2007 ("2007 LTIPs") were approved by the Board on March 15, 2007. The awards consisted of a performance share plan and a matching share award plan.

        Shares granted under the performance share plan vest at the end of a three year period, subject to a performance condition related to Millicom's "earnings per share" ("EPS"). The achievement of a certain level of this condition, measured at the end of the three year period, results in the vesting of a specific percentage of shares to each employee in the plan.

        The matching share award plan requires employees to invest in shares of the Company in order to be eligible for matching shares. Shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of a peer group of companies during the three-year period of the plan. A fair value per share was determined and applied to the total potential number of matching shares and was expensed over the vesting period.

        The total charge for the 2007 LTIPs of $15 million was recorded over the service period (2007 to 2009).

        In 2010, 158,677 shares were issued under the 2007 performance share plan and 66,659 shares issued under the matching share plan.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

24. SHARE BASED COMPENSATION (Continued)

  2008

        Long term incentive awards for 2008 ("2008 LTIPs") were approved by the Board on December 4, 2007. The awards consisted of a performance share plan and a matching share award plan, the mechanisms of which are the same as the 2007 LTIPs.

        In 2010, 668 shares were issued under the 2008 performance share plan and 283 shares issued under the matching share plan.

        The total charge for the 2008 LTIPs of $25 million was recorded over the service period including $20 million in 2010 when conditions connected to the plan previously not expected to be met, were fulfilled (2008 to 2010).

  2009

        Long term incentive awards for 2009 ("2009 LTIPs") were approved by the Board on June 16, 2009. The 2009 LTIP's consist of a deferred share awards plan and a performance shares plan.

        Shares granted under the deferred plan are based on past performance and vest 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

        Shares granted under the performance plan vest at the end of a three year period, 50% subject to a market condition that is based on the TSR of Millicom compared to the TSR of a peer group of companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to the market condition was determined and applied to the total potential number of shares under the plan, to be expensed over the vesting period.

        In 2010, 612 shares were issued under the 2009 performance share plan and 27,314 shares issued under the deferred share plan.

        The total charge for the 2009 LTIPs was estimated as of December 31, 2010 at $10 million, to be recorded over the service periods (2009 to 2011).

  2010

        Long term incentive awards for 2010 ("2010 LTIPs") were approved by the Board on November 27, 2009. The 2010 LTIP's consist of a deferred share awards plan and a performance shares plan. The awards consisted of a performance share plan and a matching share award plan, the mechanisms of which are the same as the 2009 LTIPs.

        The total charge for the 2010 LTIPs was estimated as of December 31, 2010 at $15 million, to be recorded over the service period (2010 to 2012).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

24. SHARE BASED COMPENSATION (Continued)

        The number of share awards expected to vest under the long term incentive plans is as follows:

	Performance shares 2010	Deferred share awards 2010	Performance shares 2009	Deferred share awards 2009	Matching share award plan 2008	Performance shares 2008
Plan share awards	81,862	153,960	124,254	172,352	168,396	223,829
Share awards granted(i)	4,167	8,127	5,867	6,658	4,732	8,317
Revision for expected forfeitures	(9,872)	(12,311)	(22,767)	(27,404)	(86,432)	(78,522)
Revision for expectations in respect of performance conditions	—	—	—	—	(57,609)	—
Shares issued	—	—	(612)	(27,314)	(283)	(668)
Share awards expected to vest	76,157	149,776	106,742	124,292	28,804	152,956

(i)
Additional shares granted to take into consideration the special dividend paid in 2010 (see note 28).

Bonus shares

        No bonus shares were issued in 2010 or 2009. A charge of $1 million was recorded in 2008 as bonus shares.

Total share based compensation expense

        Total share-based compensation for years ended December 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Share options	7	(46)	364
Restricted share grants	432	368	727
2006 LTIP	—	(530)	4,087
2007 LTIP	97	5,142	2,979
2008 LTIP	20,467	167	4,237
2009 LTIP	3,461	5,074	—
2010 LTIP	6,254	—	—
Bonus shares	—	—	1,225
Total share-based compensation expense	30,718	10,175	13,619

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

25. OTHER RESERVES

	Legal reserve	Equity-settled transaction reserve	Equity component convertible notes	Hedge reserve	Currency translation reserve	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
As at January 1, 2008	15,103	23,960	38,913	—	(32,419)	45,557
Transfer from retained profits	262	—	—		—	262
Shares issued via the exercise of share options	—	(937)	—	—	—	(937)
Share based compensation	—	11,666	—	—	—	11,666
Issuance of shares—2006 LTIP	—	(3,963)	—	—	—	(3,963)
Conversion of part of the 4% Convertible Notes	—	—	(38,913)	—	—	(38,913)
Currency translation movement	—	—	—	—	(60,846)	(60,846)
As at December 31, 2008	15,365	30,726	—	—	(93,265)	(47,174)
Transfer from retained profits	880	—	—		—	880
Shares issued via the exercise of share options	—	(888)	—	—	—	(888)
Share based compensation	—	9,807	—	—	—	9,807
Issuance of shares—2006, 2007 and 2009 LTIPs	—	(13,891)	—	—	—	(13,891)
Currency translation movement	—	—	—	—	(13,664)	(13,664)
As at December 31, 2009	16,245	25,754	—	—	(106,929)	(64,930)
Transfer from retained profits	53	—	—	—	—	53
Shares issued via the exercise of share options	—	(816)	—	—	—	(816)
Share based compensation	—	30,286	—	—	—	30,286
Issuance of shares—2007, 2008, 2009 and 2010 LTIPs	—	(16,488)	—	—	—	(16,488)
Cash flow hedge reserve movement	—	—	—	(1,700)	—	(1,700)
Currency translation movement	—	—	—	—	(1,090)	(1,090)
As at December 31, 2010	16,298	38,736	—	(1,700)	(108,019)	(54,685)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

25. OTHER RESERVES (Continued)

        At the Company's Annual General Meeting in May 2010, the shareholders voted to transfer $53 thousand from retained profits to the legal reserve (May 2009: $880 thousand).

Equity-settled transaction reserve

        The cost of share options and LTIPs is recognized as an increase in the equity-settled transaction reserve over the period in which the performance and/or service conditions are rendered. When the options are subsequently exercised their cost is transferred from the equity-settled transaction reserve to the share premium. The reserve will be transferred to the share capital and share premium when the shares under the different LTIPs vest and are issued.

Equity component convertible notes

        The portion of the convertible bond representing the fair value of the conversion option at the time of issue is included in an equity reserve.

        On January 22, 2008, Millicom converted $196 million of outstanding bonds into 5,420,235 ordinary shares and 202,236 Swedish Depository Receipts ("SDRs"). On the same day the remaining $3 million of bonds that were not converted, including accrued interest was repaid in cash. The conversion resulted in an increase of equity amounting to $175 million in January 2008. The equity component of the 4% Convertible Notes was then fully reversed and, for that part referred to the converted bonds, reclassified to share premium.

Currency translation reserve

        For the purposes of consolidating joint ventures, associates and subsidiaries with functional currencies other than U.S. dollars, their statements of financial position are translated to U.S. dollars using the closing exchange rate. Income statements accounts are translated to U.S. dollars at the average exchange rates during the year. The currency translation reserve includes foreign exchange gains and losses arising from the translation of financial statements.

26. BORROWINGS

        Borrowings comprised the following:

	2010	2009
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	—	454,477
Other debt and financing	2,352,036	1,892,410
Total borrowings	2,352,036	2,346,887

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

        Borrowings due after more than one year:

	2010	2009
	US$ '000	US$ '000
Corporate debt:
10% Senior Notes	—	454,477
Other debt and financing:
8% Senior Notes	435,279	—
Bank financing	1,477,680	1,487,863
Non-controlling shareholders	308,162	274,066
Vendor financing	49,211	25,889
Finance leases	41,235	4,146
Total non-current other debt and financing	2,311,567	2,246,441
Less: portion payable within one year	(514,995)	(333,541)
Total other debt and financing due after more than one year	1,796,572	1,912,900

        Borrowings due within one year:

	2010	2009
	US$ '000	US$ '000
Other debt and financing:
Bank financing	36,876	71,896
Vendor financing	3,593	28,376
Finance leases	—	174
Total current other debt and financing	40,469	100,446
Portion of non-current debt payable within one year	514,995	333,541
Total other debt and financing due within one year	555,464	433,987

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

        The following table provides details of net debt change for the years 2010, 2009 and 2008:

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Net debt at the beginning of the year	722,935	1,483,831	659,694
Cash items
Proceeds from issuance of debt and other financing	1,147,585	627,872	1,206,607
Repayment of debt and other financing	(1,396,997)	(506,588)	(664,294)
Net (increase) decrease in cash and cash equivalents	487,675	(836,967)	500,402
(Purchase) disposal of time deposits	46,953	(50,061)	—
(Purchase) disposal of pledged deposits	2,462	(45,652)	4,027
Non-cash items
Vendor financing and finance leases (see note 30)	90,779	45,399	48,632
Interest accretion	31,825	20,908	30,532
10% Senior Notes adjustment	—	—	(28,545)
Conversion of the 4% Convertible Notes	—	—	(176,247)
Debt acquired in acquisition of subsidiaries	—	25,962	3,387
Other	77,249	(95,637)	(19,469)
Exchange movement on debt and other financing	57,753	53,868	(80,895)
Net debt at the end of the year	1,268,219	722,935	1,483,831

        Net debt includes interest bearing loans and borrowings, less cash and cash equivalents and pledged and time deposits related to bank borrowings.

10% Senior Notes

        On September 9, 2010, Millicom announced early and fully redemption of the 10% Senior Notes. The 10% Senior Notes were repurchased on November 30, 2010 for $490 million representing $459 million of principal, $23 million of interest to December 1, 2010 and $8 million early redemption penalty.

        These notes were initially issued in aggregate principal amount of $550 million on November 24, 2003, due on December 1, 2013, of which $90 million were repurchased in 2007. The 10% Senior Notes were bearing interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by operation is as follows:

	2010	2009
	US$ '000	US$ '000
Colombia(i)	522,994	508,904
El Salvador(ii)	435,279	159,332
Honduras(iii)	207,277	100,339
Tanzania(iv)	207,086	212,405
Guatemala(v)	163,631	100,351
Ghana(vi)	158,183	137,650
Amnet(vii)	133,816	247,334
Chad(viii)	107,227	94,157
Paraguay(ix)	105,700	59,931
Bolivia(x)	99,085	99,075
DRC(xi)	94,151	78,865
Other	117,607	94,067
Total other debt and financing	2,352,036	1,892,410
Of which:
Due after more than 1 year	1,796,572	1,458,423
Due within 1 year	555,464	433,987

        Other significant individual financing facilities are described below:

(i)    Colombia

        In March 2008, Colombia Movil S.A. E.S.P ("Colombia Movil"), Millicom's operation in Colombia, entered into a COP391 billion, 5 year facility with a club of Colombian banks. This facility bears interest at Deposits to Fixed Terms ("DTF") plus 4.5% and is 50% guaranteed by the Company. As at December 31, 2010 $176 million (2009: $191 million) was outstanding on this facility.

        Colombia Movil S.A. E.S.P. also had local currency loans from its non-controlling shareholders outstanding as at December 31, 2010 of $308 million (2009: $274 million). These loans bear interest at DTF plus 4.15% and mature between 2011 and 2013.

        In addition, as at December 31, 2010 Colombia Movil S.A. E.S.P. had $39 million (2009: $44 million) of other debt and financing, in US$ and local currency.

(ii)   El Salvador

        On September 23, 2010, Telemovil Finance Co. Ltd., a fully owned subsidiary of Millicom in the Cayman Islands issued $450 million aggregate principal amount of 8% Senior Unsecured Guaranteed Notes (the "8% Senior Notes") due on October 1, 2017. The 8% Senior Notes were issued for $444 million representing 98.68% of the aggregate principal amount. Distribution and other transaction fees of $9 million reduced the total proceeds from issuance to $435 million. The 8% Senior Notes have

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

an 8% per annum coupon with an 8.25% yield and are payable semi-annually in arrears on April 1 and October 1. The effective interest rate is 8.76%.

        The 8% Senior Notes are general unsecured obligations of Telemovil Finance Co. Ltd and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 8% Senior Notes are guaranteed by Telemovil El Salvador, S.A., a Millicom subsidiary.

        Telemovil Finance Co. Ltd has options to partially or fully redeem the 8% Senior Notes as follows:

  (i)
  Full or partial redemption at any time prior to October 1, 2014 for 100% of the principal to be redeemed, or the present value of the remaining scheduled payments of principal to be redeemed and interest, whichever is higher.

  (ii)
  Full or partial redemption at any time on or after October 1, 2014 for the following percentage of principal to be redeemed, plus accrued and unpaid interest and all other amounts dues, if any:

October 1, 2014	104%
October 1, 2015	102%
October 1, 2016	100%
  (iii)
  Redemption of up to 35% of the original principal of the 8% Senior Notes if, prior to October 1, 2013, Telemovil El Salvador receives proceeds from issuance of shares, at a repurchase price of 108% of the principal amount to be redeemed plus accrued and unpaid interest and all other amounts due, if any, on the redeemed notes.

        If either Millicom, Telemovil Finance Co. Ltd or Telemovil El Salvador, S.A. experience a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require repurchase of its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        In September 2006, Telemovil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. This loan was fully repaid in 2010. As of December 31, 2009, $130 million of this facility was outstanding.

        In December 2008, Telemovil El Salvador S.A., entered into a $12 million 2 year loan with Banco Agrícola Comercial S.A. The loan bears interest at $ LIBOR plus 6%. This loan was fully repaid in 2010. As of December 31, 2009, $6 million of this facility was outstanding.

        In December 2009, El Salvador entered into a 2 year loan with Scotiabank, bearing interest at $ LIBOR plus 5.0%. This loan was fully repaid in 2010. As at December 31, 2009, $23 million was outstanding.

(iii) Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with several local banks maturing between 2012 and 2015. These facilities are in dollars and in Lempiras and are unsecured.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

Interest rates are either fixed or variable, ranging as of December 31, 2010 between 6.25% and 16.5% (2009: between 7.75% and 11%). As at December 31, 2010, the amount of outstanding debt under these facilities was $207 million. As at December 31, 2009 Millicom's share of the outstanding debt was $100 million.

(iv)  Tanzania

        In December 2008, Millicom Tanzania Limited, Millicom's operation in Tanzania entered into facilities totaling $228 million comprising of a five year local currency syndicated tranche for TZS95 billion at the 180 days treasury Bill rate plus 3%, a seven year $116 million EKN guaranteed financing with 45% of the facility fixed at 4.1% and 55% of the facility at $ LIBOR plus 0.665% and a seven year $40 million tranche with Proparco at $ LIBOR plus 2.5%. All tranches are 100% guaranteed by the Company. As at December 31, 2010, the amount outstanding under these facilities was $200 million (2009: $200 million).

        In March 2007 Millicom Tanzania Limited entered into a 5 year Citi-Opic facility, bearing interest at a rate of $ LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2010 amounted to $7 million (2009: $12 million).

(v)   Guatemala

        In March 2009, Millicom's operation in Guatemala and its sister company Asesoria en Telecomunicaciones SA ("Asertel") entered into four facilities with 3 year maturities for a total of $122 million with Banco de Desarollo Rural S.A., Banco Industrial S.A., Banco G&T Continental S.A., and Blue Tower Ventures Inc. Millicom's share of these facilities amount to $48 million (2009: $67 million), out of which $7 million is guaranteed by the Company.

        Comcel also signed another 5 year facility with IFC for $100 million. As at December 31 2010, Millicom's share of the outstanding debt amounted to $64 million (2009: $19 million), bearing interest at $ LIBOR plus 4.50%.

        In addition as at December 31, 2010, Comcel had financing of $28 million (Millicom's share of outstanding debt) with Citibank maturing at the end of 2011 bearing a fixed rate of 4.45% (2009: $ Nil) and other financing of $16 million (2009: $14 million).

(vi)  Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60 million local 5 year Facility. The loan bears interest at $ LIBOR plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at $ LIBOR plus 2.25% was arranged. As at December 31, 2010, $102 million (2009: $132 million) was outstanding under these facilities.

        In December 2009 the operation entered into a 3.5 year $22 million Ericsson arranged financing with EKN and Nordea priced at $ LIBOR + 0.85% fully guaranteed by the Company. As at December 31, 2010, $15 million was outstanding under this facility (2009: $6 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

        In January 2010, the operation signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its cell sites, to be transferred to Helios Towers in 2010 and 2011. As at December 31, 2010, $41 million was outstanding on the finance lease as part of the lease back agreement.

(vii) Amnet

        In September 2009, Millicom Cable N.V., a subsidiary of the Company, refinanced with a 2 year, $250 million senior term loan facility fully guaranteed by the Company with Standard Bank, RBS, Nordea, DnB Nor, and Morgan Stanley. This loan agreement is allocated to the 3 main Amnet operating entities in Costa Rica, El Salvador, and Honduras. The loan bore interest for the first six months at $ LIBOR plus 4.5%, for months seven to twelve at $ LIBOR plus 4.75% and thereafter the margin increases by an incremental 25 basis points per quarter. As at December 31, 2009 $247 million was outstanding under this facility. During the course of 2010 the loan was refinanced by a new $105 million 7 year club deal fixed rate facility with HSBC, Bancocolombia and Citibank bearing interest at 6.7% in Costa Rica and a $30 million 7 year bilateral fixed rate financing from Banco Industrial bearing interest at 7% in Honduras. As at December 31, 2010, $104 million was outstanding under the facility in Costa Rica and $29 million for the facility in Honduras.

(viii)  Chad

        In May and August 2007, Millicom's operation in Chad signed respectively a $31 million 5 year Facility with China Development Bank bearing interest at $ LIBOR +2% and a Euro15 million 5 year Facility with Proparco bearing interest at Euribor +2%. As at December 31, 2010 $13 and $8 million respectively (2009: $23 and $12 million respectively) were outstanding under these facilities, both guaranteed by the Company.

        In May 2009, Millicom Chad entered into a XAF6 billion 5 year Facility co-arranged by Societe Generale Cameroun and Financial Bank priced at a fixed interest rate of 7%, fully guaranteed by the Company. At the same date, Millicom Chad signed a XAF21 billion 5 year Subordinated Facility with Societe Generale Tchad with interest at TIAO +1.85% and guaranteed by Nordea. This guarantee is secured by a pledged deposit of $45 million by the Company (see note 18). As at December 31, 2010 $12 and $43 million respectively were outstanding under these facilities (2009: $13 and $46 million respectively).

        In December 2009 the operation signed a XAF 5 year fixed rate financing with the IFC bearing interest at 8%. This facility is guaranteed by Millicom. As at December 31, 2010 the amount outstanding under this facility was $18 million (2009: $ nil).

        In January 2010 the operation entered into a 3 year deferred payment agreement with Huawei for $50 million, guaranteed by Millicom and bearing interest at LIBOR +3.75%. As at December 31, 2010 the amount outstanding under this agreement was $13 million.

(ix)  Paraguay

        In July 2008, Telefonica Cellular Del Paraguay, Millicom's operation in Paraguay entered into a $107 million, 8 year loan with the European Investment Bank ("EIB"). The loan bears interest at

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

$ LIBOR plus 0.125%. The outstanding amount as at December 31, 2010 was $100 million (2009: $50 million). The EIB loan is guaranteed for commercial risks by a group of banks.

        In addition as at December 31, 2010, Telefonica Cellular Del Paraguay had $6 million (2009: $10 million) of other debt and financing outstanding.

(x)   Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20 million was provided directly by the FMO, is repayable over 7 years and bears interest at $ LIBOR plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard Bank, is repayable over 5 years and bears interest at $ LIBOR plus 2%. Both tranches are guaranteed by the Company. As of December 31, 2010, $25 million of this financing agreement was outstanding (2009: $35 million).

        In March 2008, Telecel Bolivia signed a 4 year and 9 months financing agreement for $30 million with International Finance Corporation. The loan bears interest at $ LIBOR plus 2% and is fully guaranteed by the Company. As of December 31, 2010, $17 million of this financing agreement was outstanding (2009: $25 million).

        In addition to the above, Telecel Bolivia had supplier financing from Huawei (at interest rates of $ LIBOR plus 2%) and FPLT amounting to $13 million at December 31, 2010 (2009: $26 million) and $44 million of other debt and financing outstanding as at December 31, 2010 (2009: $13 million). This additional debt comprises 7 bilateral loans in local currency bearing a fixed rate ranging from 4.5% to 6.5% and maturing between December 2012 and December 2015.

(xi)  Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2010, $55 million was outstanding under this facility (2009: $75 million).

        In September 2009, Oasis entered into a 7 year $50 million financing with the IFC guaranteed by Millicom and bearing interest at LIBOR +5%. As at December 31, 2010 the outstanding amount under this facility was $17 million.

        In addition at December 31, 2010, Oasis had other debt and financing of $22 million (2009: $4 million), mainly consisting of $19 million financed from Huawei, bearing interest at Libor + 3% and guaranteed by Millicom.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

Fair value of financial liabilities

        Borrowings are recorded at amortized cost. The fair value of borrowings as at December 31, 2010 and 2009 is as follows:

	2010	2009
	US$ '000	US$ '000
10% Senior Notes	—	474,523
Other debt and financing	2,246,644	1,878,112
Fair value of total debt	2,246,644	2,352,635

        When the quoted price of the borrowings in an active market is not available, the fair value of the borrowings is calculated by discounting the expected future cash flows at market interest rates.

        The nominal value of the other financial liabilities is assumed to approximate their fair values (see note 34).

Guarantees

        In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of December 31, 2010 and 2009. Amounts covered by bank guarantees are recorded in the consolidated statements of financial position under the caption "Other debt and financing" and amounts covered by supplier guarantees are recorded under the caption "Trade payables" or "Other debt and financing" depending on the underlying terms and conditions.

As of December 31, 2010

	Bank and other financing guarantees(i)
Terms	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000
0–1 year	—	6,200
1–3 years	360,084	472,231
3–5 years	220,079	293,424
More than 5 years	182,165	265,710
Total(ii)	762,328	1,037,565

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

26. BORROWINGS (Continued)

As of December 31, 2009

	Bank and other financing guarantees(i)
Terms	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000
0–1 year	—	—
1–3 years	377,109	393,899
3–5 years	293,542	352,603
More than 5 years	130,152	155,401
Total(ii)	800,803	901,903

(i)
The guarantee ensures payment by the guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

(ii)
Including discontinued operations.

Pledged assets

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company as at December 31, 2010 is $1,380 million (2009: $1,172 million). The assets pledged by the Group for these debts and financings at the same date amount to $411 million (2009: $610 million).

27. OTHER NON-CURRENT AND CURRENT PROVISIONS AND LIABILITIES

        Provisions and other non-current liabilities are comprised as follows:

	2010	2009
	US$ '000	US$ '000
Non-current legal provisions (note 31)	6,416	6,461
Long-term portion of asset retirement obligations	61,473	76,217
Other	11,878	5,464
Total	79,767	88,142

        Included in non-current legal provisions are litigation contingencies of $2 million (2009: $2 million) that were assumed as part of the Colombia Móvil S.A. acquisition. The founding shareholders of Colombia Móvil S.A. committed to reimburse Millicom for any payments relating to these litigation contingencies. As a consequence, Millicom has booked a corresponding receivable.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

27. OTHER NON-CURRENT AND CURRENT PROVISIONS AND LIABILITIES (Continued)

        Provisions and other current liabilities are comprised as follows:

	2010	2009
	US$ '000	US$ '000
Deferred revenues	111,169	91,365
Customer deposits	12,242	9,134
Current legal provisions (note 31)	2,314	3,053
Other tax payables	87,541	64,806
Current provisions(i)	21,067	28,785
Other	8,124	13,242
Total	242,457	210,385

    (i)
    Includes tax and other contingencies for $12 million (2009: $19 million) that were assumed as part of the Amnet and Navega acquisitions. The former shareholders of Amnet and Navega placed in escrow $35 and $3 million respectively to cover these contingencies. Therefore a corresponding financial asset of $12 million (2009: $18 million) has been recorded within "Other current assets".

28. DIVIDENDS

        On February 9, 2011 Millicom announced that the Board will propose to the Annual General Meeting of the Shareholders a dividend distribution of $1.80 per share to be paid out of Millicom's profits for the year ended December 31, 2010 subject to the Board's approval of the 2010 Consolidated Financial Statements of the Group.

        On February 10, 2010 Millicom announced that the Board will propose to the Annual General Meeting of the Shareholders a dividend distribution of $1.40 per share to be paid out of Millicom's profits for the year ended December 31, 2009 subject to the Board's approval of the 2009 Consolidated Financial Statements of the Group. On April 15, 2010 Millicom announced that the Board of Millicom decided to pay a special dividend of $4.6 per share. The combined dividend of $6 per share was approved by the shareholders at the May 25, 2010 Annual General Meeting and distributed in June 2010.

        In December 2009, the shareholders of the Company in an extraordinary general meeting approved the distribution of a gross dividend of $1.24 per share, to be paid out of Millicom's profits for the year ended December 31, 2008. Dividend payable as at December 31, 2009 amounted to $135 million. The dividend was paid on January 5, 2010.

29. DIRECTORS' AND OFFICERS' REMUNERATION

Directors

        The remuneration of the members of the Board of Directors of the Company is comprised of an annual fee and share based compensation. Until May 2006, the Directors were issued share options. Subsequent to May 2006, the Directors are issued restricted shares. The annual fee and the share based compensation grants are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

29. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The remuneration charge for the Board for the years ended December 31, 2010, 2009 and 2008 was as follows:

			Other members of the board
	Chairman
					Total
	No. of shares	US$ '000	No. of shares	US$ '000
					US$ '000
2010
Fees		77		444	521
Share based compensation:(i)
Restricted shares(ii)	1,007	82	4,270	350	432
Total		159		794	953
2009
Fees		106		584	690
Share based compensation:(i)
Restricted shares(ii)	1,441	81	5,111	287	368
Total		187		871	1,058
2008
Fees		100		410	510
Share based compensation:(i)
Restricted shares(ii)	1,446	165	4,927	562	727
Total		265		972	1,237

(i)
See note 24.

(ii)
Restricted shares cannot be sold for one year from date of issue.

        The number of shares and share options beneficially owned by the Directors as at December 31, 2010 and 2009 was as follows:

	Chairman	Other members of the Board	Total
2010
Shares	2,318	73,158	75,476
Share options	—	35,000	35,000
2009
Shares	29,969	76,292	106,261
Share options	20,000	55,000	75,000

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

29. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

Subsequent to May 2006, the Officers were issued restricted shares. Share based compensation is granted once a year by the Compensation Committee of the Board. Since 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") are proposed by the Compensation Committee and approved by the Board and the annual base salary and other benefits of the Chief Financial Officer ("CFO") and Chief Operating Officer ("COO") were set by the CEO and approved by the Board.

        On March 2, 2009, Millicom announced that the Board appointed Mikael Grahne, who has been the COO of Millicom since February 2002, to succeed Marc Beuls as President and CEO. Since this date the position of COO no longer existed.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

29. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The remuneration charge for the Officers for the years ended December 31, 2010, 2009 and 2008 was as follows:

	Current Chief Executive Officer	Former Chief Executive Officer		Chief Operating Officer	Current Chief Financial Officer	Former Chief Financial Officer
	US$ '000	US$ '000		US$ '000	US$ '000	US$ '000
2010
Base salary	1,261	—		—	614	—
Bonus	1,823	—		—	624	—
Pension	385	—		—	112	—
Other benefits	178				74
Total	3,647	—		—	1,424	—
Share based compensation:(i)		—		—		—
Shares issued/charge under long term incentive plans(ii)	2,874	—		—	1,243	—
Charge for share options	5	—		—	—	—
2009
Base salary	1,380	2,349		—	625	—
Bonus	1,988	1,388		—	503	—
Other benefits	142	—		—	—	—
Total	3,510	3,737		—	1,128	—
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	1,598	(2,829	)(iii)	—	129	—
Charge for share options	16	10		—	—	—
2008
Base salary	—	2,406		750	214	706
Bonus	—	1,309		882	125	—
Pension	—	—		—	—	85
Other benefits	—	—		231	7	—
Total	—	3,715		1,863	346	791
Share based compensation:(i)	—
Shares issued/charge under long term incentive plans(ii)	—	3,737		1,410	23	935
Charge for share options	—	59		29	—	240

(i)
See note 24.

(ii)
Share awards of 41,628 and 19,891 were granted in 2010 under the 2010 LTIPs to the CEO and CFO. Share awards of 35,011 and 13,323 were granted under the 2009 LTIPs to the CEO and CFO. Share awards of 45,074, 23,561, 18,266 and 4,761 were granted under the 2008 LTIPs to the former CEO, former COO, former CFO and CFO.

(iii)
Reversal for non-vested shares of the former CEO, Marc Beuls.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

29. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The number of shares, share options and unvested share awards beneficially owned by senior management as at December 31, 2010 and 2009 was as follows:

	Chief Executive Officer	Chief Financial Officer	Total
2010
Shares	648,647	905	649,552
Share options	—	—	—
Share awards not vested	99,431	37,720	137,151
2009
Shares	607,404	—	607,404
Share options	15,040	—	15,040
Share awards not vested	81,377	17,106	98,483

Severance payments

        If employment of the executives is terminated by Millicom, severance payment of up to 12 months salary is payable.

30. NON-CASH INVESTING AND FINANCING ACTIVITIES

        The following table gives details of non-cash investing and financing activities for continuing operations for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
	US$ '000	US$ '000	US$ '000
Investing activities
Acquisition of property, plant and equipment (see note 16)	(90,779)	(45,399)	(42,069)
Asset retirement obligations (see note 16)	16,683	(24,209)	(11,987)
Financing activities
Vendor financing and finance leases (see note 16)	90,779	45,399	42,069
Share based compensation (see note 24)	30,718	10,175	13,619

31. COMMITMENTS AND CONTINGENCIES

Operational environment

        Millicom has operations in emerging markets, namely Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, Millicom faces uncertainties regarding taxation, interconnect, license renewal and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

31. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2010, the total amount of claims against Millicom's operations was $143 million (December 31, 2009: $48 million) of which $6 million (December 31, 2009: $11 million) relate to joint ventures. As at December 31, 2010, $9 million (December 31, 2009: $10 million) has been provided for these claims in the consolidated statement of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these claims, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Sentel GSM S.A. ("Sentel") license

        The Sentel license to provide mobile telephony services in the Republic of Senegal has been challenged by the Senegalese authorities. As of today, Sentel continues to provide telephony services to its customers and effectively remains in control of the business. However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as of 2001 that purports to revoke Sentel's license.

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

        On the same day, the Republic of Senegal instituted court proceedings in the Republic of Senegal against Millicom and Sentel and sought court approval for the revocation of Sentel's license and sought damages against Sentel and Millicom.

        In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID's jurisdiction made by the Republic of Senegal. On November 10, 2010, the Republic of Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal. ICSID has scheduled a hearing on the merits of the case to begin in November 2011.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

31. COMMITMENTS AND CONTINGENCIES (Continued)

Lease commitments

Operating leases:

        The Group has the following annual operating lease commitments as of December 31, 2010 and 2009.

	2010	2009
	US$ '000	US$ '000
Operating lease commitments
Within: one year	63,375	66,223
Between: one to five years	235,195	226,289
After: five years	143,390	139,894
Total	441,960	432,406

        Operating leases comprise mainly of lease agreements relating to land and buildings. The operating lease terms and conditions reflect normal market conditions. Total operating lease expense from continuing operations was $83 million in 2010 (2009: $73 million, 2008: $59 million—see note 10).

Finance leases:

        The Group's future minimum payments on finance leases were $120 million at December 31, 2010 and mainly comprised leased towers in Ghana under 12 year leases (see note 16). Other financial leases are not material and mainly consist of lease agreements relating to vehicles used by the Group.

        The Group has the following tower finance lease liabilities as of December 31, 2010 and 2009.

	2010	2009
	US$ '000	US$ '000
Finance lease commitments
Within: one year	6,874	—
Between: one to five years	33,438	—
After: five years	79,430	—
Total	119,742	—

Capital commitments

        As of December 31, 2010 the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $207 million (2009: $186 million), of which $19 million (2009: $35 million) relate to joint ventures, from a number of suppliers.

        In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $308 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

31. COMMITMENTS AND CONTINGENCIES (Continued)

Contingent assets

        Due to late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at December 31, 2010 was $1 million (2009: $5 million).

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom's various operations. As at December 31, 2010, $60 million (December 31, 2009: $46 million) of Millicom's retained profits represent statutory reserves and are undistributable to owners of the Company.

Foreign currency forward contracts

        As of December 31, 2010, the Group held foreign currency forward contracts to sell Colombian Pesos in exchange for United States Dollars for nominal of $84 million. Net exchange losses on these forward contracts for the year were $15 million.

Ownership agreements with non-controlling shareholders

        As of December 31, 2010 agreements with non-controlling shareholders to increase Millicom's ownership of its cable businesses in El Salvador from 55% to 100% and in Honduras from 100% to 66.7% were pending regulatory approval.

32. RELATED PARTY TRANSACTIONS

Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik ("Kinnevik") and subsidiaries. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper industries and financial services. As of December 31, 2010 and 2009, Kinnevik owned approximately 35% of Millicom.

        During 2010 and 2009, Kinnevik did not purchase any Millicom shares.

Services purchased and sold to related companies

        For the year ended December 31, 2010 the Group made purchases for an amount of $4 million (2009: $1 million; 2008: $3 million) and had outstanding balances as at December 31, 2010 of $1 million (as at December 31, 2009: $1 million) with related parties. These related parties are companies where Kinnevik is the principal shareholder. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems. These purchases were made on an arm's length basis.

        There were no sales to related companies. As of December 31, 2010 and 2009, Millicom had no receivables from related parties.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

33. FINANCIAL RISK MANAGEMENT

Terms, conditions and risk management policies

        Exposure to interest rate, foreign currency, non-repatriation, liquidity and credit risks arise in the normal course of Millicom's business. The Group analyses each of these risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Group's performance in line with its financial risk management policy. Millicom's risk management strategies may include the use of derivatives. Millicom's policy prohibits the use of such derivatives in the context of speculative trading.

Interest rate risk

        Interest rate risk generally arises on borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to risk of changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt with target for the debt to be equally distributed between fixed and variable rates. The Group actively monitors borrowings against target and applies a dynamic interest rate hedging approach. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom's policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2010, approximately 36% of the Group's borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates under interest rate swaps (2009: 24%).

        To comply with internal policies, in January 2010 Millicom entered into an interest rate swap to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The interest rate swap was issued in January 2010 for a nominal amount of $100 million, with maturity January 2013. If Millicom had entered into the swap agreement on December 31, 2009, 28% of Group's borrowings would have been at a fixed rate of interest.

        In 2010 Millicom entered into interest rate swaps to hedge the interest rate risks on floating rate debts in Honduras and Costa Rica. The interest rate swap in Honduras was issued for a nominal amount of $30 million, with maturity in 2015, and in Costa Rica for a nominal amount of $105 million with maturity in 2017.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

        The table below summarizes, as at December 31, 2010, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	69,761	36,361	60,987	64,885	70,409	549,062	851,465
Weighted average nominal interest rate	5.69%	6.19%	6.35%	5.89%	6.66%	8.81%	7.87%
Floating rate	485,703	334,637	193,167	246,496	155,378	85,190	1,500,571
Weighted average nominal interest rate	7.25%	6.25%	6.39%	6.29%	6.72%	4.55%	6.55%
Total	555,464	370,998	254,154	311,381	225,787	634,252	2,352,036
Weighted average nominal interest rate	7.05%	6.25%	6.38%	6.20%	6.70%	8.24%	7.03%

        The table below summarizes, as at December 31, 2009, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	96,881	5,667	5,225	455,075	656	779	564,283
Weighted average nominal interest rate	8.4%	6.7%	6.2%	10.0%	6.5%	6.5%	9.6%
Floating rate	337,106	662,220	399,741	237,982	116,163	29,392	1,782,604
Weighted average nominal interest rate	5.6%	5.7%	5.8%	6.3%	5.0%	3.6%	5.7%
Total	433,987	667,887	404,966	693,057	116,819	30,171	2,346,887
Weighted average nominal interest rate	6.2%	5.7%	5.8%	8.7%	5.0%	3.6%	6.6%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2010, would increase or reduce profit before tax from continuing operations for the year by approximately $15 million (2009: $18 million).

Foreign currency risk

        The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures where the Group operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

        Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, Millicom may borrow in US dollars where it is either commercially more advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or where US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom accepts the remaining

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Group operates.

        The following table summarizes debt denominated in US$ and other currencies at December 31, 2010 and 2009.

	2010	2009
	US$ '000	US$ '000
Total US$	1,571,757	1,570,525
Colombia	522,994	508,904
Chad	72,754	70,449
Tanzania	56,659	72,553
Bolivia	43,878	12,426
Ghana	40,565	—
Guatemala	20,552	31,819
Other	22,877	80,211
Total non-US$ currencies	780,279	776,362
Total	2,352,036	2,346,887

        At December 31, 2010, if the US$ had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $105 million and $129 million respectively (2009: $82 million and $90 million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the results of our operations with functional currencies other than the US dollar. The increase in the effect of a change in the rate of the US$ between 2010 and 2009 is mainly as a result of the increase in profit before tax of operations within the Group that have functional currencies other than the US dollar.

Non-repatriation risk

        Most of the operations in which we have interests receive substantially all of their revenues in the currency of the countries in which they operate. We derive substantially all of our revenues through funds generated by our local operations and, therefore, we rely on their ability to transfer funds to the Company.

        Although there are foreign exchange controls in some of the countries in which our mobile telephone companies operate, none of these countries currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where we operate, or foreign exchange controls may be introduced in countries where we operate that do not currently impose such restrictions, in which case, the Company's ability to receive funds from the operations will subsequently be restricted, which would impact our ability to pay dividends to our shareholders.

        In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effects of this are time

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

delays in accumulating significant amounts of foreign currency and exchange risk, which could have an adverse effect on the Group's results of operations.

Credit risk

        Financial instruments that potentially subject the Group to credit risk are primarily cash and cash equivalents, pledged deposits, letters of credit, trade receivables, amounts due from joint venture partners, supplier advances and other current assets. Counterparties to agreements relating to the Group's cash and cash equivalents, pledged deposits and letters of credit are significant financial institutions with investment grade ratings. Management does not believe there are significant risks of non-performance by these counterparties and management has taken steps to diversify its banking partners so as to avoid any significant exposure to specific banks.

        A large portion of turnover comprises prepaid airtime. For customers for whom telecom services are not prepaid, the Group follows risk control procedures to assess the credit quality of the customer, taking into account its financial position, past experience and other factors.

        Accounts receivable are mainly derived from balances due from other telecom operators. Credit risk of other telecom operators is limited due to the regulatory nature of the telecom industry, in which licenses are normally only issued to credit worthy companies. The Group maintains a provision for impairment of trade receivables based upon expected collectability of all trade receivables.

        As the Group has a large number of internationally dispersed customers, there is no significant concentration of credit risk with respect to trade receivables.

Liquidity risk

        Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group has incurred significant indebtedness but also has significant cash balances. Millicom evaluates its ability to meet its obligations on an ongoing basis using a recurring liquidity planning tool. This tool considers the operating net cash flows generated from its operations and the future cash needs for borrowing and interest payments and capital and operating expenditures required in maintaining and developing local business.

        The Group manages its liquidity risk through use of bank overdrafts, bank loans, vendor financing, Export Credit Agencies and Direct Financial Institutions ("DFI") and finance leases. Millicom believes that there is sufficient liquidity available in our markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding through the use of Export Credit Agency guarantees and DFIs (IFC, PROPARCO, DEG and FMO), who have been established specifically to finance development in our markets. Millicom is diversifying its financing with commercial banks representing about 70% of its gross financing, Direct Financial Institutions 15%, suppliers 2% and partners 13%. The Group is therefore not dependent on a few sources of financing but is relying on various financing opportunities.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

        The tables below summarize the maturity profile of the Group's net financial liabilities at December 31, 2010 and 2009.

Year ended 31 December 2010	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 26)	(555,464)	(1,162,320)	(634,252)	(2,352,036)
Cash and cash equivalent	1,023,487	—	—	1,023,487
Time deposit	3,106	—	—	3,106
Pledged deposit (relating to bank borrowings)	7,261	49,963	0	57,224
Net cash (debt)	478,390	(1,112,357)	(634,252)	(1,268,219)
Future interest commitments(i)	(145,664)	(346,193)	(26,109)	(517,966)
Trade payables (excluding accruals)	(315,058)	—	—	(315,058)
Derivative financial instruments	—	(18,250)	—	(18,250)
Other financial liabilities (including accruals)	(734,448)	—	—	(734,448)
Trade receivables	253,258	—	—	253,258
Other financial assets	200,630	17,754	—	218,384
Net financial asset (liability)	(262,892)	(1,459,046)	(660,361)	(2,382,299)

Year ended 31 December 2009	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 26)	(433,987)	(1,882,729)	(30,171)	(2,346,887)
Cash and cash equivalent	1,511,162	—	—	1,511,162
Time deposit	50,061	—	—	50,061
Pledged deposit (relating to bank borrowings)	9,396	53,333	—	62,729
Net cash (debt)	1,136,632	(1,829,396)	(30,171)	(722,935)
Future interest commitments(i)	(142,709)	(230,392)	(1,263)	(374,364)
Trade payables (excluding accruals)	(341,707)	—	—	(341,707)
Other financial liabilities (including accruals)	(565,967)	—	—	(565,967)
Trade receivables	224,708	—	—	224,708
Other financial assets	150,518	7,965	—	158,483
Net financial asset (liability)	461,475	(2,051,823)	(31,434)	(1,621,782)

(i)
Includes unamortized difference between carrying amount and nominal amount of debts.

Capital management

        The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. Millicom is rated by one independent rating agency, namely Moody's, which upgraded Millicom's rating by one notch to Ba1,

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

33. FINANCIAL RISK MANAGEMENT (Continued)

which is just one notch below investment grade. The Group monitors capital using primarily a net debt to adjusted operating profit ratio, as well as a set of other indicators.

	2010	2009
	US$ '000	US$ '000
Net debt	1,268,219	722,935
Adjusted operating profit (see note 9)	1,840,624	1,545,459

	Ratio	Ratio
Net debt to adjusted operating profit ratio	0.7	0.5

        The Group reviews it gearing ratio (net debt divided by total capital plus net debt) periodically. Net debt includes interest bearing loans and borrowings, less cash and cash equivalents and pledged deposits related to bank borrowings. Capital represents equity attributable to the equity holders of the parent.

	2010	2009
	US$ '000	US$ '000
Net debt	1,268,219	722,935
Equity	3,159,011	2,310,130
Net debt and equity	4,381,680	3,106,738
Gearing ratio	29%	23%

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

34. FINANCIAL INSTRUMENTS

        The following table shows the carrying and fair values of Millicom's financial instruments, by category, as of December 31, 2010 and 2009:

	Carrying value		Fair value
	2010	2009	2010	2009
	US$ '000	US$ '000	US$ '000	US$ '000
FINANCIAL ASSETS
Loans and receivables
Pledged deposits	49,963	53,333	49,963	53,333
Other non-current assets	17,754	7,965	17,754	7,965
Trade receivables, net	253,258	224,708	253,258	224,708
Amounts due from joint venture partners	99,497	52,590	99,497	52,590
Prepayments and accrued income	89,477	65,064	89,477	65,064
Other current assets	72,205	58,159	72,205	58,159
At fair value through profit and loss
Time deposit	3,106	50,061	3,106	50,061
Cash and cash equivalents	1,023,487	1,511,162	1,023,487	1,511,162
Total	1,608,747	2,023,042	1,608,747	2,023,042
Current	1,541,030	1,961,744	1,541,030	1,961,744
Non-current	67,717	61,298	67,717	61,298
FINANCIAL LIABILITIES
Financial liabilities
Debt and financing (see note 26)	2,352,036	2,346,887	2,246,644	2,352,635
Trade payables	202,707	194,691	202,707	194,691
Payables and accruals for capital expenditure	278,063	276,809	278,063	276,809
Derivative financial instruments	18,250	—	18,250	—
Amounts due to joint venture partners	97,919	52,180	97,919	52,180
Accrued interest and other expenses	228,360	173,609	228,360	173,609
Dividend payable	—	134,747	—	134,747
Other liabilities	24,120	13,806	24,120	13,806
Total	3,201,455	3,192,729	3,096,063	3,198,477
Current	1,374,755	1,275,157	1,374,755	1,275,157
Non-current	1,826,700	1,917,572	1,721,308	1,923,320

        The fair value of Millicom's financial instruments is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of all financial assets and all financial liabilities except debt and financing approximate their carrying value largely due to the short-term maturities of these instruments. The fair values of all debt and financing have been estimated by the Group based on discounted future cash flows at market interest rates.

        Effective January 1, 2009, Millicom adopted the amendment to IFRS 7 for financial instruments that are measured in the Statement of Financial Position at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

  •
  Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2010, 2009 and 2008 (Continued)

34. FINANCIAL INSTRUMENTS (Continued)

  •
  Level 2—Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

  •
  Level 3—Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

        Derivative financial instruments are measured with reference to Level 2.

35. SUBSEQUENT EVENTS

Dividend

        On February 9, 2011 Millicom announced that the Board will propose to the Annual General Meeting of the Shareholders a dividend distribution of $1.80 per share to be paid out of Millicom's profits for the year ended December 31, 2010 subject to the Board's approval of the 2010 Consolidated Financial Statements of the Group.

Senegal license

        As disclosed in note 31, the Sentel license to provide mobile telephony services in Senegal continues to be challenged by the Senegalese authorities. In February 2011 the ICSID has scheduled a hearing on the merits of the case to occur in November 2011.

Shareholder information

Corporate and registered office
Millicom International Cellular SA
15 Rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
Tel: +352 27 759 101
Fax: +352 27 759 359
RCB 40630 Luxembourg

Investor Relations
Emily Hunt
Tel: +44 7779 018539

Visit MIC's homepage at
http://www.millicom.com

Financial Calendar
April 19, 2011
First quarter results

July 19, 2011
Second quarter results

October 18, 2011
Third quarter results

February 2012
Full year results 2011