Form 20-F
period 2011-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2012-03-02
CIK 912958

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

François-Xavier Roger, T: +352 27759 114 E: francois.roger@millicom.com

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

104,939,217 shares of Common Stock as of December 31, 2011

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

  •
  telecommunications usage levels, including traffic and customer base growth;

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

  •
  the ability to integrate acquired businesses as anticipated or otherwise achieve the expected benefits of such transactions;

  •
  the capacity to develop new products and to innovate to secure growth over the medium to long term;

  •
  the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

  •
  various other factors, including without limitation those described under "Risk Factors" herein.

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

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless the context otherwise requires, the term "Company" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand Duchy of Luxembourg, and the terms "Group", "Millicom", "we", "us" or "our" refer to Millicom International Cellular S.A. and its subsidiaries, joint ventures and affiliates. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by the Group's ownership interest in the licenses for such licensed area. The term "Attributable Customers" refers to 100% of customers in the Group's subsidiaries and the Group's percentage ownership of customers in each joint venture. Persons, population and pops data for 2011 and 2010 have been extracted from the "CIA—The World Factbook" for 2011 for countries where the license area covers the entire country. In addition, information on the countries in which Millicom operates has been extracted from the "CIA—The World Factbook" for 2011 with updates, where appropriate, from the U.S. Department of State's website.

        Unless otherwise indicated, all financial data and discussions thereon in this annual report are based upon financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union and customer figures represent the total number of mobile customers of systems in which the Group has an ownership interest. In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish krona and references to "Euro" or "€" are to the Euro.

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

ITEM 3.    KEY INFORMATION

Selected Financial Information

        The Group reports under IFRS, as issued by the IASB and as adopted by the European Union.

        The following table sets forth summary financial data of the Group as of and for the years ended December 31, 2011, 2010, 2009, 2008, and 2007. The data is based upon the Group's audited consolidated statements of financial position as of December 31, 2011, 2010, 2009, and 2008, and audited consolidated income statements for the years then ended. The following information is qualified in its entirety by, and should be read in conjunction with, such statements.

        Unless otherwise indicated all financial data and discussions in this document are based upon financial statements prepared in accordance with IFRS.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	Year Ended December 31,
	2011	2010(6) (As Restated)	2009	2008	2007
	(in thousands of U.S. dollars, except per share data)
Income Statements Data:
Revenues(1)	4,529,597	3,920,249	3,372,727	3,150,559	2,429,082
Operating profit(1)	1,257,021	1,041,730	851,023	818,222	630,662
Profit for the period from continuing operations(1)	1,089,540	1,611,111	503,590	402,195	436,477
Net profit attributable to equity holders for the period	924,515	1,620,277	850,788	517,516	697,142
Basic earnings from continuing operations per common share	$8.50	$14.89	$5.09	$4.79	$4.18
Basic earnings per common share	$8.87	$14.97	$7.84	$4.80	$6.90
Weighted average number of shares in basic computation (in thousands)(2)	104,196	108,219	108,527	107,869	101,088
Diluted earnings from continuing operations per common share	$8.49	$14.87	$5.08	$4.76	$4.07
Diluted earnings per common share	$8.86	$14.95	$7.82	$4.77	$6.61
Weighted average number of shares in diluted computation (in thousands)(2)	104,301	108,396	108,750	108,646	108,047
Dividends per share	$4.80	$6.00	$1.24	$2.40	—

	As of December 31,
	2011	2010(6) (As Restated)	2009	2008	2007
	(in thousands of U.S. dollars)
Statements of Financial Position Data:
Intangible assets, net	2,170,353	2,282,845	1,044,837	990,350	467,502
Property, plant and equipment, net	2,865,117	2,767,667	2,710,641	2,787,224	2,066,122
Investments in associates(3)	62,984	18,120	872	21,087	11,234
Total assets	7,281,946	6,995,117	5,991,018	5,220,808	4,413,826
Current liabilities	2,689,187	2,454,209	1,569,772	1,749,079	2,002,269
Non-current liabilities	2,137,547	2,090,508	2,067,534	1,812,554	1,043,221
Non-controlling interest	191,170	45,550	(73,673)	(25,841)	80,429
Shareholders' equity	2,254,384	2,344,083	2,383,803	1,677,918	1,287,907

	As of and for the year ended December 31,
	2011	2010	2009	2008	2007
Operating Data (unaudited)(4):
Total Customers:
Prepaid	40,098,898	36,123,812	32,073,052	26,316,527	19,308,632
Postpaid	2,986,194	2,465,768	1,847,052	1,374,147	977,166
Monthly churn (%)(5):
Prepaid	5.0%	5.2%	5.2%	5.5%	4.1%
Postpaid	2.4%	1.9%	1.7%	1.1%	1.3%

(1)
Includes impact of revaluation of previously held interests in Honduras and excludes discontinued operations. A more complete description of the impact of the revaluation is contained in Note 5 of the "Notes to the Consolidated Financial Statements" and of discontinued operations is contained in Note 7 of the "Notes to the Consolidated Financial Statements".

(2)
The average number of shares, which is calculated on a weighted average basis. There were 3,506,632 treasury shares as of December 31, 2011.

(3)
Investments in associates under IFRS from 2007 to 2008 mainly represented Navega.com S.A. and its subsidiaries. Investments in associates in 2010 mainly represented Helios Towers Ghana, and in 2011 Helios Towers Ghana, Helios Towers Tanzania, Helios Towers DRC, and American Towers Colombia. See "Operating and Financial Review and Prospects—Results of Operations".

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

(6)
Restated to recognise the liability for the put option provided to our local partner in Honduras for his 33% stake of our Honduras operation, and the related change in the value of the liability from July 1, 2010 to December 31, 2010. A more complete description of the restatement is provided in Note 4 of the "Notes to the Consolidated Financial Statements".

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

        In 2011 our businesses have been impacted by the general worldwide economic climate and the effects of macro-economic conditions will continue to impact on our results in 2012. In addition, further deterioration in the economic environment could have an adverse effect on the level of demand for our products and services. This could also impact our growth in mobile telecommunications, and / or broadband products and services.

        Telecommunications in emerging markets in general and in our markets in particular, account for a significant part of GDP's and of disposable income. As such, any change in economic activity level may impact our business.

        General inflation could affect our business as consumers' acceptance of potential price increases of our products is uncertain. Food price inflation may affect low income customers and may lead to a redistribution of income within the countries where we operate.

Risks Relating to our Business

Emerging Markets Risks

         Some of the countries in which we operate have a history of political instability and any current or future instability may negatively affect our revenues or ability to conduct business.

        We offer mobile telephony and cable services in 15 markets in Central America, South America and Africa. Many of the countries in which we operate are considered to be emerging economies and can therefore be subject to greater political and economic risk than developed countries. The governments of these 15 countries differ widely with respect to type of government, constitution, and stability and many of these countries lack mature legal and regulatory systems. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, some social unrest took place around the 2011 election in the Democratic Republic of Congo (DRC) and tension in Senegal before the February 2012 election.

        We face a number of risks as a result of such instability, ranging from the risk of network disruption, forced and illegal abuse of our network by political forces, to the risk that we may have to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to operate our business as previously in such countries. Any of these events would adversely affect our revenues or results of operations.

         Many of the countries in which we operate have weak legal and telecommunications regulatory regimes compared to those in developed countries.

        We must obtain and retain licenses or similar concessions from the governments of the countries in which we operate to enable us to provide telecommunications services. Our ability to operate is therefore dependent on the granting, retention and renewal of licenses in each country. These licenses generally allow our companies to operate for a number of years, after which they are subject to renewal.

        To the extent that our operations depend on governmental approval and regulatory decisions, our local businesses may be adversely affected by changes in the political structure or by actions or decisions of specific government representatives in each market. There is a risk that governments could arbitrarily revoke licenses or impose new conditions that we do not agree with and may not get consulted about in advance. For example, in 2008 the government of Senegal challenged the validity of our license when we refused to pay additional amounts for the license that we validly hold and that does not expire until 2018. We are currently in litigation relating to this dispute. We may not always have access to efficient avenues for appeal and may have to accept arbitrary conditions imposed upon us. This could adversely affect our business and our revenues.

        Our only avenue of recourse may often be to the judicial system of the relevant country and the legal and court systems of many countries in which we operate are underdeveloped and can be subject to political influence and other inherent uncertainties. It can therefore be difficult to obtain a rapid, fair and unbiased resolution of disagreements with governmental authorities. Our ability to renew licenses and the costs of such renewals cannot be reliably predicted even if comparable renewals exist in other markets.

        Even where we have other options, such as claiming compensation in arbitration proceedings for violations of a bilateral investment treaty, the process can be lengthy and costly. For example, a final decision from the arbitration we filed against the government of Senegal before the International Center for the Settlement of Investment Disputes in November 2008 is expected in the course of 2012. Even if successful, the enforcement of any award favorable to us could be challenging.

         Some of the countries in which we operate have political regimes that may not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.

        This risk exists in all of the countries in which we operate. For example, in 2008 the Bolivian government nationalized the telecommunications company Entel, which had been privatized under previous presidential regimes. Other such actions might take place in our sector in connection with government decisions to regain more control over national economies or industries considered to be of strategic national importance in the countries in which we operate.

        We are also exposed to risks that governments of the countries in which we operate may impose measures to lower tariffs offered to customers and improve the offer and availability of mobile telephony and other telecommunications services in isolated rural areas, or increased taxes on private foreign owned businesses such as ours, to increase government revenues. Measures like these may have the effect of increasing our network operation or rollout costs and reducing the profitability of our operations and threaten the return on investment.

         Most of the countries in which we operate have underdeveloped economies with low gross domestic product ("GDP") per capita and therefore any increased inflationary pressures and downturns could significantly impact our revenues.

        We offer our services in emerging market countries with economies at various stages of development or structural reform and our operations are largely dependent on the health of the economies in which we operate. Most of these economies have large populations living on a day-to-day basis and primarily spending income on basic items such as food, housing and clothing, and have less income to spend on mobile telephony services. Downturns in the economies of any particular country or region in which we operate may adversely affect demand for our services, which would negatively impact our revenues.

        Some of these countries have historically experienced high inflation rates, although in recent years inflation rates in all countries where we operate have been reasonable. Periods of significant inflation in any of our markets, notably food price inflation, could adversely affect our costs and financial condition as well as the purchasing power for telecommunications services at the lower end of the customer pyramid.

         Many of the countries where we operate lack infrastructure or have infrastructure in very poor condition and, particularly in Africa, have an insufficient electricity supply.

        With the exception of Mauritius and Colombia, the countries in which we operate often lack modern infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. The lack of suitable infrastructure is particularly acute in countries recovering from civil wars, such as the Democratic Republic of Congo (DRC) and Rwanda, and in countries suffering from civil war-like events, such as Chad. In general, the rural areas in each of our operations often lack even the most basic infrastructure, as any development tends to be concentrated in urban areas. Millicom must often build its cell sites without the benefit of roads and other infrastructures, which increases our network development and maintenance costs.

        The electricity supply is insufficient in certain countries in which we operate (predominantly in Africa, with the exception of Mauritius) due to underdevelopment of electricity sectors compared to the pace of economic growth in such countries. In certain countries we must rely on diesel powered generators or solar panels to power our radio sites. In Chad, at December 31, 2011, almost 100% of our sites were powered by diesel powered generators. This increases our costs and impacts the profitability of our African operations. To some extent this is mitigated by the sale of our towers in Ghana, DRC and Tanzania.

         We have been subject to increasing foreign taxes or reducing tariffs in the countries in which we operate, which reduces amounts we receive from our operations and may increase our tax costs or cut interconnection revenue.

        Many governments and regulators in the countries in which we operate have imposed new taxes or increased the rates of existing taxes applicable to corporations, or reduced tariffs (interconnect rates) to raise government revenue or to increase access to the service. Furthermore, competitive pricing pressure or provisions of new tax laws may prevent us from passing these taxes onto our customers. Consequently, any increase in taxes applicable to our operating subsidiaries could reduce the earnings they generate or reduce the consumption of our services. For example, we have had mobile termination rate cuts in Colombia, rain taxes in Colombia imposed in 2011, and will have increases in income tax rates from 2012 in El Salvador, and expect new taxes in Bolivia and El Salvador and a flat tariff structure in Paraguay.

         We could be subject to the impact of a deteriorating economic environment within developed countries.

        Many people in the countries in which we operate receive significant inflows of funds from relatives and friends who work abroad in more developed countries. A significant deterioration in the developed country economies resulting in job losses or reduced wages could impact the ability of those abroad to continue remitting funds. Lower remittances would reduce disposable incomes of many of our customers which would negatively impact our revenues. For example, in 2009 remittances of funds from migrant workers in the United States of America to Central America decreased by more than 10%. Deterioration in more developed economies could also put pressure on the amount of foreign aid provided to the developing countries in which we operate and could increase local governments' needs to generate revenue through taxation and thereby reduce the ability of consumers to buy our products and services.

         Currency fluctuations or devaluations may reduce our profitability and the value of our assets.

        Exchange rates for currencies of most of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have an adverse effect on our earnings, assets and cash flows when translating local currency into US$. For each of our operations that report their results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets and liabilities. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations in exchange rates against the US$. In addition, exchange rates are impacting Millicom's earnings, assets and cash flows as many of our operating subsidiaries have US$ denominated debt, due to unavailability of, or lack of commercially acceptable long-term financing in local currencies.

        Due to lack of available instruments in many of the countries or currencies in which we operate we are not able to hedge against foreign currency exposures. Millicom had a net exchange loss of $26 million for the year ended December 31, 2011, compared to a loss of $15 million for the year ended December 31, 2010.

         Most of our operations generate revenue in the currency of the country in which they operate. The governments of the countries in which our operations are located may impose foreign exchange controls that could restrict our ability to receive funds from the operations.

        As substantially all our revenues are generated by our local operations we are reliant on their ability to transfer funds to the Company.

        Although foreign exchange controls exist in some of the countries in which our companies operate, none of these controls significantly restricts the ability of our operating companies to pay interest, dividends, technical service fees, and royalty fees or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, foreign exchange controls may be strengthened, or introduced in the countries where we operate, which could restrict the Company's ability to receive funds from those operations. Such restrictions could impact our ability to pay dividends to our shareholders.

        In addition, in some countries it may be difficult to convert local currency into foreign currency due to limited liquidity in foreign exchange markets. The practical effects of this are time delays in accumulating significant amounts of foreign currency, and exchange risk, which could have an adverse effect on the Group's results of operations.

         Our ability to reduce our foreign currency exposure may be limited by restrictions in hedging instruments.

        At operational level we seek to reduce our foreign exchange exposure through a policy of matching, as far as possible, cash inflows and outflows. Where possible and where financially viable, we borrow in local currency to hedge against local currency exchange risks. Our ability to reduce our foreign currency exchange exposure may be limited by lack of long-term financing in local currency. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency.

         We own our operating companies through holding companies in jurisdictions which may enact changes to their respective laws that may unfavorably impact our financial status or tax treatment.

        We hold ownership in our operating companies through subsidiaries in various jurisdictions in and outside Luxembourg, mainly, but not exclusively, through holding companies incorporated in the Netherlands and the Netherlands Antilles. The laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends paid by our local operations and tax concessions we have obtained in certain of our countries of operation), foreign exchange controls, or other matters, are subject to change. Any such change could have a material adverse impact on our financial affairs and on our ability to receive, or the tax treatment of, funds from our local operations especially as we now remit more significant amounts of money in the form of dividends, royalties, management fees and repayment of shareholders' loans.

         Our failure to comply with local and international laws and regulations could result in liabilities and sanctions and this could have a material adverse impact on our business.

        We are subject to local laws and regulations as well as several laws and regulations with worldwide application, including as promulgated by:

  •
  the Organization for Economic Cooperation and Development (OECD),

  •
  the European Union (EU), through directives that are either directly applicable or that get translated into the law of the country of incorporation,

  •
  Sweden and Swedish institutions including those issued by the Swedish Financial Supervisory Authority and NASDAQ OMX Stockholm,

  •
  the World Trade Organisation,

  •
  the federal laws of the United States of America, including the securities laws thereof, the U.S. Foreign Corrupt Practices Act of 1997, and

  •
  the Grand Duchy of Luxembourg, where the Company is incorporated.

        These laws and regulations affect where and how our business may be conducted. In addition, our shareholders, lenders, suppliers or other entities with which the Company and its operating subsidiaries conduct business may be subject to or seek to comply with these laws and regulations. Although the Company focuses on compliance activities, there is a risk that non-compliance issues may arise with respect to the Company or its operating subsidiaries or any employee thereof. Any instances of non-compliance may result in consequences ranging from negative publicity and reputational damage to criminal and civil liability and the application of fines or disgorgement of profits to the Company on account of any of its employees or directors or the employees or directors of any of its operating subsidiaries. Any of the foregoing would have a negative impact on our business, financial condition and, or results of operations.

Risks Related to our Operations and the Mobile Telephony Market

         We face intense competition in the mobile telephone operator market.

        Our mobile telephony operations face competition from other mobile telephone operators in the markets in which they operate, as well as fixed line operators in some markets. Our main competitors are America Móvil (Claro), MTN, Bharti, France Telecom (Orange), Vodafone, and Telefonica.

        Additional mobile telephony licenses could be granted in some of our existing markets. Moreover, additional licenses may be awarded in markets where we already face competition from other technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more mobile telephone operators than the market is able to sustain. In addition, in some of our markets, our competitors may have a greater coverage area than we do. The mobile telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area, accessibility of distribution and price. Most of our competitors have substantially greater capital resources than we do. Price competition is significant and voice is increasingly becoming commoditized as there are fewer factors differentiating the services offered by the different operators in our markets.

        As new competitors enter our markets, and price and product competition intensifies, the risk exists that our customers may move to another mobile telephone operator, especially as the majority of our customers are using a pre-paid model which allows them to freely move to a competitor at any time. This may result in a decline of our revenues, which would negatively affect our results of operations.

        The emergence of new entrants with VOIP offerings for both voice and instant messaging, and convergence of social and search products and services with the mobile sphere further increases competitive risks.

        Any failure by us to compete, or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers could have a material adverse effect on our revenues and overall results of operations.

         The mobile telephony market is heavily regulated and taxed.

        The licensing, construction, ownership and operation of mobile telephone networks, and the grant, maintenance and renewal of mobile telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets in which we operate. In addition, such matters and certain other aspects of mobile telephone operations, including rates charged to customers and resale of mobile telephone services, and user registrations may be subject to public utility regulation in each market. Our operations also typically require government permits, including permits for the construction and operation of cell sites. While we do not believe that compliance with these permit requirements has a material adverse effect on our Company, we may become subject to claims or regulatory actions relating to past or future non-compliance with permit requirements, and change in the regulation of our activities, such as increased or decreased regulation affecting prices or requirements for increased capital investments, may materially adversely affect us. In recent years budgetary pressure from many governments due to economic downturn has resulted in increased taxation.

         Most of the countries in which we operate do not have universal service obligations. If such obligations were introduced the profitability of our operations may be negatively impacted.

        The purpose of universal service is to provide access to persons in non-urban and isolated areas to telephone and other telecommunications services by infrastructure build-out through subsidies. The goal of universal service is to promote the availability of quality services at fair, reasonable and affordable rates in all areas of a country, to increase access to advanced telecommunications services, and to enhance the availability of such services to all consumers, including those in isolated rural areas, at rates that are reasonably comparable to those charged in urban areas.

        There is a telecommunications divide in all of the countries in which we operate in relation to access to telecommunications services (mobile, internet access, and higher bandwidth telecommunication services) between urban and rural areas. When such services are available, they are usually at significantly higher cost to the customer than in urban areas due to lower population density in rural areas that are often hard to reach due to lack of basic infrastructure, in particular roads and electricity. For example, Bolivia has introduced a universal service obligation in its New Telecommunications Law of 2011 to be funded by telecommunications operators paying part of their revenue into the Universal Service Obligation Fund (USOF).

        We believe that universal service obligations are a risk in the telecommunications industry and expect more of the countries in which we operate to introduce such obligations in the future. We believe this may have a negative impact on our profitability if it were to grow.

         We face substantial competition for obtaining, funding and renewing mobile telephone licenses.

        In each market or potential market we face competition for licenses from major international telecommunications companies as well as from local or regional competitors. While we try to minimize the amounts we pay for mobile licenses, worldwide competition for the granting or renewal of licenses is increasingly intense. We may not be successful in obtaining or renewing mobile telephone licenses or, if licenses are awarded, in obtaining those licenses on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we may not obtain such funding on satisfactory terms or at all.

         The industry is characterized by rapid technological change, which could render our products obsolete and cause us to incur substantial costs to replace our products.

        Fixed network and other system equipment used in the mobile telephone industry have a limited life and must be replaced frequently due to damage or as a result of ordinary wear and tear. In addition, expansion of existing networks may be required to remain competitive. Our networks are based on the GSM standard. In our Latin American markets, Mauritius, Rwanda, Ghana and Tanzania, we have both GSM and 3G networks. The GSM standard has been most appropriate for our markets because it has the greatest availability of handsets with strong functionality and has relatively low repair and maintenance costs.

        New technologies are being developed and, or upgraded such as fourth generation systems, including WiMAX and LTE (Long Term Evolution) and beyond LTE under research and development. Our equipment may need to be replaced or upgraded or a mobile telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. If our equipment or systems become obsolete, we may be required to recognize an impairment charge on such assets, which may have a material adverse effect on our results of operations. LTE, a standard for 4G is currently under implementation in some countries and we may have to invest a significant amount of money to follow competition and to secure our competitiveness with this technology.

         Demand for spectrum, and governments seeking increases in revenue may result in high acquisition costs which would impact return on invested capital.

        As competition intensifies and governments seek ways in which to develop additional revenue, the cost of acquiring spectrum, including, but not limited to 4G may increase. In 2011 we spent approximately $44 million on acquisition of Spectrum (mainly in Colombia) and we expect to purchase significantly more spectrum in the next few years. Uncertainty regarding the cost of spectrum may impact our profitability and return on invested capital.

         The mobile telephony sector may be forced to open up access to its spectrum which may create further competition.

        In line with trends in the U.S. and European Union, where spectrum could be opened to other commercial uses, such as 3G or LTE, and/or new spectrum is freed such as the 700, 2100 and 2600 MHz band, new competitors may be given access to our markets. Although we do not believe such changes will occur in our markets in near future, we believe these developments are likely to influence telecom regulatory trends in other parts of the world. If such trends become law in our markets, our competitive position in the relevant countries may be adversely affected.

         If we cannot successfully develop and operate our networks and distribution we will be unable to expand our customer base and will lose market share and revenues.

        Our ability to increase or maintain our market share and revenues is dependent on the success of expansion and management of our networks and distribution. The build-out of our networks and distribution is subject to risks and uncertainties which may delay the introduction of service and increase the cost of network construction. Such uncertainties may include natural disasters, the risk of hurricanes, volcanic activity and earthquakes in Central America, flooding in low-lying areas in Bolivia and Paraguay, and landslides in Colombia. Other risks include sabotage and theft, which is an ongoing risk particularly in DRC and in Central America. To the extent we fail to expand our network and distribution capabilities on a timely basis, we may experience difficulty in expanding our customer base.

        In addition, our ability to operate successfully is dependent upon our ability to deploy sufficient resources and operate our networks. The failure or breakdown of key components of our networks, including hardware and software, may have a material negative effect on the results of our operations.

        Furthermore, we depend upon a small number of major suppliers for essential hardware, software and services, mainly network infrastructure and mobile devices. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, our business could be adversely affected. We notice an increased concentration in the industry of mobile telephone suppliers which may put us at a disadvantage as we remain a small player in the industry.

         Transferring the ownership and control of our passive infrastructure could adversely impact the availability and quality of service we can offer to our customers.

        We entered into four transactions in 2010 and 2011 whereby we have sold and leased back a significant amount of our passive infrastructure (towers) in Africa and in Colombia. Through these transactions Millicom is transferring control of the passive infrastructure which could potentially impact the quality of service we offer to our customers if the service providers cannot meet contractual obligations and are unable to implement remedial actions in a timely manner.

         Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to successfully expand our operations.

        Our operating results depend, in a significant part, upon the continued contributions of key senior management and technical personnel. Management of growth will require, among other things:

  •
  stringent control of network build-out and other costs;

  •
  excellence in sales, marketing and distribution;

  •
  continued innovative product development and deployment;

  •
  continued development of financial and management controls and information technology systems;

  •
  implementation and operation of adequate and effective internal controls;

  •
  hiring and training of new personnel; and

  •
  coordination among our logistical, technical, accounting, legal and finance personnel.

        Our success will depend on our ability to continue to attract, develop, motivate and retain qualified personnel. Competition for personnel in our markets is intense due to scarcity of qualified individuals in particular in Africa. Our failure to successfully manage our growth and personnel needs would have a material negative effect on our business and results of operations. We also need increasingly new competencies for the new categories we enter into, including media for entertainment and banking for mobile financial services.

        In many cases in Africa, we must use higher cost expatriate personnel due to lack of local technical expertise. We are developing local expertise in-house but it may take time for them to become fully operational.

         Future growth will depend upon our ability to innovate and develop new products.

        Voice and SMS (82.5% of our revenues) are increasingly commoditized and offer less growth opportunities. Our future growth therefore relies on our ability to develop our business in new areas which require different skills and knowledge and which offer different risk profiles. We expect that a large part of our future growth will come from products and service innovation. If we are unable to find new products and services that are attractive for our customers our future growth could be adversely affected. This could also jeopardize the sustainability of our existing business as customers could switch to other operators if they offer better new services.

         Certain new mobile products and services are complex, require more expensive handsets and increase our exposure to fraud, money laundering, and reputational risk.

        Certain new products and services, such as mobile financial services, are complex and involve new distribution channels, and/or new regulatory and compliance requirements. Some of these new products may involve cash handling exposing us to risk of fraud and money laundering and potential reputational damage if these were to occur.

        Consumers may need a 3G handset to access some of our new products. While declining over time, the current cost of 3G handsets with entry level average around US$120 is still out of reach of many of the consumers in our markets and we need to partially subsidize the cost of the handsets. These handset subsidies may put pressure on our profitability and the need for these devices may threaten our affordability based business model.

         Our operations are dependent upon interconnection agreements and transmission and leased lines.

        Our operations are dependent upon access to networks not controlled by us, primarily fixed line networks controlled by current or former government owned public telecommunications operators or competing mobile telephone operators. Our financial results are affected by the cost to secure interconnection through transmission and leased lines. We may not be able to maintain interconnection or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected, to reduce interconnection rates. As we are often one of the largest suppliers of telephone services in the countries in which we operate, this could reduce our revenue. For example, in 2010 the regulator in El Salvador reduced mobile terminated call interconnection rates by 70% and in Colombia expected to be by more than 20% in 2012. As our customer base in El Salvador receives significantly more calls from other networks than it makes, the change in the interconnect rate has a significant impact on the revenues and profitability.

         Concerns about actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as extensive publicity or possible subsequent litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

        Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also concern that emissions may interfere with the operation of certain electronic equipment, including aircraft guidance systems, automobile braking and steering systems (e.g. GPS), or civil and military radars. Although we expect that the actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks will not adversely impact our business, its actual impact is difficult to estimate. It may have the effect of reducing our customer growth rate, customer base, customer use rates, or increasing costs related to customer or third party claims, which could have a negative impact on the market price of our shares.

        If a link between electromagnetic or radio frequency emissions and adverse health concerns is demonstrated, government authorities are likely to increase regulation of mobile handsets and base stations. Mobile telephone operators and handset manufacturers may be held liable for all or part of the costs or damages associated with these concerns. Any such regulations, or any litigation brought by potential victims, could also have a materially adverse effect on our financial position and results of operations.

General Risks

         Our ability to generate cash depends on many factors beyond our control and we may need to resort to additional external financing.

        Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory, and technical elements and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditure or sell assets. We may have difficulty to access financial markets as we do not have investment grade rated credit. In addition, as a consequence of the financial crisis many banks have refocused on domestic markets and tightened lending criteria. Our headquarters are in Luxembourg, a country with few national banks. Restrictions in our ability to raise or generate cash could impact the operating performance of our business.

         High levels of penetration of mobile phone services in some of our markets could inhibit future growth.

        Most of the Latin American markets where we operate have mobile phone penetration levels close to 100% with the exception of Bolivia and to a lesser extent Guatemala. Although there are opportunities for further growth, high penetration rates in Latin America could lead to a slowdown in growth in those markets. Likewise, urban areas in the markets where we operate in Africa have a high penetration rate for mobile phones and opportunities for increasing the penetration rates in our African markets are largely in rural areas where Average Revenue Per User (ARPU) is lower and costs are higher, which could threaten our future growth and profitability.

         The level, structure and obligations connected with our debt may have an adverse effect on our financial health.

        As of December 31, 2011, Millicom's total consolidated indebtedness was $2.4 billion, representing our share of the indebtedness of our subsidiaries and joint ventures, from which corporate guarantees issued by the Company secured $0.7 billion of the indebtedness. The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1.4 billion at December 31, 2011.

        If we substantially increase our level of indebtedness, it may have significant negative consequences for us. For example, it may:

  •
  require us to dedicate a large portion of our cash flow from operations to fund debt payments, thereby reducing availability of our cash flow to fund working capital, capital expenditure and for other general corporate purposes;

  •
  increase our vulnerability to adverse general economic or industry conditions or loss of significant operations;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry or markets in which we operate;

  •
  limit our ability to raise additional debt or equity capital, or increase the cost of such funding;

  •
  restrict us from making strategic acquisitions or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to our debt;

  •
  reduce our ability to pay dividends and prevent us from complying with our dividend policy; and

  •
  place us at a competitive disadvantage compared to competitors who might have less debt.

         Our ability to receive funds from and to exercise management control over some of our operations is dependent upon the consent of shareholders who are not under our control. Disagreements or unfavorable terms in agreements governing our joint ventures may adversely affect our operations.

        In Guatemala and Mauritius our local partners have sufficient rights to prevent us from having full control. Our ability to withdraw funds, including dividends, from these operations and to exercise management control over our partners may depend on consent of the other participants. While the precise terms of the arrangements vary, our operations may be negatively affected in the event of disagreements with our partners.

        We rely upon dividends and other payments from our operations to fund the Company's obligations and commitments. Our operating companies are legally separate and distinct from the Company and have no obligation to pay amounts due with respect to the Company's obligations and commitments or to make funds available for such payments. Our local operations do not guarantee the Company's obligations or commitments. The ability of our operations to make such payments to the Company is subject to, among other things, the availability of funds, agreement of our partners, the terms of each operation's indebtedness and local law. The majority of our local operations have entered into financing facilities, which may be guaranteed by the Company, many of which restrict the payment of dividends by those operations to the Company. Claims of creditors of our operations, including trade creditors, will generally have priority over our claims.

         Certain insiders own significant amounts of our shares, giving them substantial management influence.

        At December 31, 2011, Investment AB Kinnevik, our largest shareholder, owned 37,835,438 shares in Millicom, representing approximately 36% of voting shares on that date, and the Stenbeck Family (who control Kinnevik) own an additional 874,542 shares. Kinnevik and its affiliates, having a significant ownership in Millicom, could have and exert significant influence over the strategic, operating and financial policies of Millicom. The influence that they have may potentially conflict with the Company's interests.

         Some of our directors hold positions with Investment AB Kinnevik ("Kinnevik"), which may present conflicts that may be resolved in a manner not consistent with your interests.

        Two Millicom board members hold executive and/or director positions with Kinnevik. Such positions may create, or appear to create, potential conflicts of interest when decisions of the Board of Directors may have different implications for the Company or Kinnevik. There is a risk that these conflicts may ultimately be resolved in a manner not consistent with your interests.

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

         We intend to terminate the registration of our common shares under the Exchange Act once the applicable conditions are met and will no longer file reports with the SEC.

        We intend to terminate the registration of our common shares under the Exchange Act once the applicable conditions are met. If all conditions are met, we will be able, and intend, to terminate the registration of our common shares under the Exchange Act. Once registration under the Exchange Act has been terminated, we will no longer be subject to the disclosure requirements of the Exchange Act and will not be required to file annual reports on Form 20-F and furnish reports on Form 6-K.

ITEM 4.    INFORMATION ON THE COMPANY

Background

Overview

        We are a global group providing communications, information, entertainment, solutions and financial services in emerging markets. We operate various combinations of mobile and fixed telephony, cable and broadband businesses in 15 countries in Central America, South America and Africa. The Group was formed in December 1990 when Investment AB Kinnevik ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom Inc."), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group. Our strategy of being a low cost provider focused on affordable and innovative services using mass market distribution methods, has enabled us to continue to pursue growth while delivering operating profitability.

        As at December 31, 2011, Millicom had 13 mobile operations in 13 countries focusing on emerging markets in Central America, South America, and Africa. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; and in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa. Millicom's operation in Laos was sold on March 9, 2011, Sierra Leone was sold on November 25, 2009; and operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009 (see note 6 to the consolidated financial statements).

        In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries and in Guatemala and Nicaragua. Management and operation of the cable business has now been integrated with our mobile operations in El Salvador, Honduras and Guatemala.

        As at December 31, 2011, the 13 countries where we had mobile operations had a combined population of approximately 265 million. This means that 265 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. We had 43.1 million total mobile customers as at December 31, 2011.

        Starting in 2012 we are structuring our business around five categories—communication, information, entertainment, solutions and mobile financial services, so as to position Millicom as a customer-centric organisation.

        There are three key components to the new structure: (1) In-Market Organizations, (2) Global Categories and (3) Global Support Functions. This new organizational structure is designed to support Millicom's strategic goals to accelerate the development of new products and categories, deepen its consumer understanding skills and bring innovation to its go-to-market strategies, while continuously focusing on increasing efficiency. The head office of Millicom will remain in Luxembourg, while some categories and functions will be operated from Miami.

        Our markets are attractive due to their relatively low degree of utilization of fixed and mobile telephony services as compared to more developed markets. We believe there is opportunity for further growth in these markets because our services provide the means to communicate and to gain access to information and other services. Millicom believes significant growth potential exists in value added services ("VAS"). VAS now accounts for more than 28% of our recurring revenues and continues to grow at more than 20% year-on-year. Central America and to a lesser extent South America now have high penetration levels and voice growth will be lower in the future than it was in the past.

        We expect that over time our revenue mix will shift to a higher proportion of data, entertainment, solutions and mobile financial services as these are some of the fastest growing areas of our business. Currently we expect higher returns on invested capital on entertainment and solutions (including mobile financial services) as these services are less capital intensive than voice services.

Summary of Highlights and Recent Developments

        In March 2011, we completed the sale of our 74.1% shareholding of our operation in Laos to VimpelCom.

        In May 2011 we voluntarily delisted Millicom ordinary shares from NASDAQ in the US and consolidated the listing of its shares in the form of Swedish Depository Receipts (SDRs) on NASDAQ OMX in Stockholm as from June 3, 2011. The last day of trading of Millicom ordinary shares on NASDAQ in the U.S. was May 27, 2011. We intend to terminate the registration of our common shares under the Exchange Act once the applicable conditions are met.

        On June 8, 2011 Millicom's joint operation in Guatemala signed a bilateral tower sharing agreement with Telefonica Guatemala, whereby both parties granted access, with discretionary consent, to co-locate equipment.

        In July 2011, Millicom's operation in Colombia signed a sale and lease-back agreement with American Towers Infraco, a subsidiary of American Tower International Inc., for more than two thirds of its cell sites.

        During Q4 2011 in Latin America VAS surpassed one third of Latin America revenues and VAS now represents 28.5% of Group revenue.

        In December 2011 in Rwanda, two years since our launch, we turned EBITDA positive as we reached critical mass with one third of the market using our services.

        During 2011 we demonstrated our continued commitment both to enhancing the returns from holding Millicom shares, and to improving the efficiency of our capital structure by returning close to $1 billion to shareholders through the repurchase of more than 4.6 million shares for close to $500 million and payment of $494 million in dividends.

Strategy

        Our strategy is to be a leading wireless/broadband operator in emerging markets, operating with the lowest possible cost base, and offering the customer better value for money whilst at the same time bringing innovative products and services through high quality networks and wide distribution. We see large opportunities to develop new services in the information category (3G/data), in entertainment, in solutions and in mobile financial services. We aim to achieve growth through innovation, cross-selling and up-selling services to high value customers while maintaining strong operating margins and generating solid cash flows. We have rolled out our tigo® brand across most of our operations and added a fourth dimension, "Affinity", to create our quadruple "A" operating strategy (we added one A to what was a triple A strategy):

  •
  Affordability—means providing the best value for money by offering competitive tariffs, and, more importantly, attractively priced re-load denominations and services that fit our customers' wallets and their usage patterns. This is vital in order to increase usage in the form of minutes of use or data traffic.

  •
  Accessibility—means making the purchase of minutes or credit as easy as possible by providing ready access to prepaid services, whether through scratch cards or e-PIN, which enables customers to top-up their prepaid accounts over the air. As at December 31, 2011 Millicom had approximately 682,000 distribution outlets (approximately 673,000 as of December 31, 2010), which we believe place us ahead of our competitors in providing greater accessibility to and visibility of our services and access to thousands of points of sale for mobile financial services.

  •
  Availability—means providing an extensive and robust network with sufficient capacity so that mobile services are readily available to our customers. Millicom has invested substantially in its networks installing GSM, GPRS, EDGE and more recently 3G, and expanding these networks into some rural as well as urban areas. As at December 31, 2011 and 2010 we had a total of almost 15,000 base stations in our mobile operations (both owned directly and externally by our infrastructure partners).

  •
  Affinity—means being close to our customers and creating an emotional link with them that extends beyond product functionality and value for money. Tigo is developing solutions that solve customers' day to day issues, such as four alternate ways to continue talking when they run out of balance: Tigo Lends You, Peer to Peer lending balance, SMS Gift and SMS Collect, or our bundled offers, 'paquetigos', tailored to customer usage profiles, or our customized dynamic back tones based on customers' music preferences. These solutions are the building blocks to customers perceiving Tigo as a brand that understands their needs, and a brand they would recommend to friends and family.

        Focus on growth.    We see more and more opportunities to grow in value-added services ("VAS"), especially in our more mature markets. VAS (non-voice) accounted for 28.5% of recurring revenues in the last quarter of 2011. Our focus remains on growing revenues through innovative products in the Information, Entertainment, Solutions and Mobile Financial Services categories.

        We believe there are still opportunities for further growth in Africa due to relatively low mobile penetration levels (the weighted average penetration rate in our markets in Africa is 48% as at

December 31, 2011) and increasing demand for additional services obtainable through mobile phones such as mobile internet and mobile financial services.

        We will continue to invest in our existing mobile operations where we believe we can generate attractive returns. In addition, we would consider opportunities to increase our equity ownership in those of our operations where we still have either joint-venture or non-controlling partners, provided it is permitted under the terms of our licenses, through buy-outs of our partners. We may, using a disciplined financial approach, participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. While we are still focusing on returns in terms of EBITDA margins and EPS, return on invested capital (ROIC) is become an equally important and relevant measure as we trade more and more in categories such as entertainment and mobile financial services which generate a lower EBITDA margin but are not as capital intensive. We will also look to continue our expansion into other services such as broadband in our existing markets. We would consider external growth opportunities that meet our risk and returns criteria outside our existing markets, mainly in Latin America and Africa.

        Innovating with new products and services.    In 2012 Millicom will continue to launch innovative value-added services such as money transfers, bill payments, insurance services, airtime credits, airtime transfers; music related services, gaming, social networking, interactive content services and advanced SMS services to address the needs of our customers. In 2010 and 2011, Millicom rolled out mobile payment and transactional services in seven of its markets (Paraguay, Tanzania, Rwanda, Ghana, El Salvador, Honduras and Guatemala) providing added convenience to Millicom's customers. This roll-out will continue in 2012, notably in Bolivia, DRC and Chad, as a new revenue growth opportunity but also as another tool for us to attract and retain customers, reduce churn, and increase customer loyalty.

        Improving cost efficiencies and capturing synergies.    We continue to seek ways to further reduce our cost base by optimizing our operations. We maintain a strict centralized cost control program that lowers operating costs across our operations. In addition, we expect to realize additional synergies across our operations, through further sharing of infrastructure, information, human resources and other support functions, best practices and technologies and centralized negotiations of financing and supply contracts for network equipment.

        As part of our asset productivity improvement program, we have now sold and leased back most of our towers in Ghana, Tanzania, the Democratic Republic of Congo and Colombia, creating significant value through a combination of cash, reduction of operating expenses, decrease of future capital expenditure and retention of equity stakes in the newly created tower companies, which purchased our towers.

        Introducing new technologies.    We may consider introducing further new technologies in markets where customer demand is strong for the relevant technologies or products and where we believe the introduction of the new technologies are likely to generate substantial incremental revenue.

        Voice technologies, such as VoIP (Voice over Internet Protocol), are increasingly widespread. VoIP allows voice communication by sending data over data networks. These services are increasingly present in competing with fixed-line services and international calls rather than with mobile telephony services, notably in our markets (penetration of 3G access in our customer base in Latin America was 8% by the end of 2011).

        Demand for broadband services continues to grow in some of our markets, particularly in the relatively mature markets in Latin America. We are meeting this growing customer demand, with our 3G (HSDPA/HSPA+) networks as this provides a very spectrally efficient wireless solution. This technology has been deployed in Latin America using the current existing 850 and 1900MHz spectrum.

        Other new technologies appearing include Long Term Evolution (LTE) and mobile WiMAX 802.16m based on OFDMA technology. These technologies allow operators to have an all IP packet only connection. We have acquired WiMAX licenses in selected countries and may acquire LTE and/or WiMAX licenses or spectrum in our other countries of operation where they are available to ensure we can offer data services at reasonable prices if and when our customers demand them.

        If future successful technologies are different from those adopted by us, we may decide on additional investments in network equipment and training.

        Sales, marketing and distribution.    We pursue a low-cost, innovative and high-impact approach to sales, marketing and distribution. Except in a few countries, we provide limited handset subsidies, predominantly to postpaid customers who accounted for 7% of our customer base at the end of 2011. As a result, we typically have lower overall customer acquisition costs than operators in developed countries. In addition, we are focused on strengthening our distribution footprint and expanding our mass-market customer reach by distributing prepaid reloads through mass-market or retail outlets such as local convenience stores, newspaper stands, and street vendors.

        We believe that our focus on branded services helps us to expand our market share and reduces our operating costs. We focus our advertising on cost-effective promotions. We have rebranded almost all of our products under the tigo® brand (except in Mauritius).

Competitive Strengths

        We believe that our competitive strengths enable us to benefit from increasing demand for services provided by mobile operators in emerging markets. Our competitive strengths include:

        Leading market positions.    We enjoy either market position of number one or number two in 12 out of 13 mobile markets which allows us to benefit from economies of scale and to improve our margins with more on-net calls.

        Delivering profitable growth.    Our ability to grow our businesses while delivering strong profitability is one of our key strengths. We have generally been able to acquire licenses at low cost with minimum build-out requirements. We aim to increase the penetration of new services (mobile internet, mobile financial services) in our markets while controlling customer acquisition costs through creation of well-known affordable products. Additionally, we have developed an extensive low cost distribution network in most of our operations that provides our customers with broad service coverage, further leveraging our brand name.

        Value added services.    Given our leading market positions and the high level of penetration in our markets we are well poised to capitalize on opportunities in cross-selling and up-selling higher value services to our existing customer base. Our focus is therefore directed toward optimizing our customer intake and retention of higher ARPU customers rather than net intake.

        Track record of innovation.    We believe that innovation is another key to our success. In nearly all our markets, we were the first to launch branded prepaid mobile services (now prevalent in our markets). We have been the first to focus on non-traditional distribution channels to increase mass-market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced costs of sales and marketing. We have also introduced e-PIN and per second billing in most of our markets.

        We are offering 3G broadband services in all of our Latin American markets, Mauritius, Rwanda, Ghana and Tanzania. We are offering WiMAX services in selected countries where we have acquired WiMAX licenses (such as in Paraguay, Bolivia and El Salvador), and will continue to expand if and when our customers demand these services and we are able to provide them at reasonable prices. Value Added Services (VAS) represented close to 29% of recurring revenues in the fourth quarter of 2011.

        Low operating costs and high capital efficiencies.    We establish services in markets that we believe offer high potential financial returns and substantial operational leverage. We operate sizeable networks covering areas of the highest population density and business activity. Any further build-outs of our network infrastructure are demand or regulation driven. Our outsourcing maintenance and operation of towers, while retaining equity stakes in tower operating companies, will further improve efficiency and contribute to lower overall operating costs.

        Integrated strategy.    We actively pursue many synergies inherent in our multi-country operations and increasing scale in our existing markets. Such synergies include sharing information and best practices in services, human resources, technologies and market strategies; centralized negotiation of financing and of supply contracts for network equipment, and the rollout of the single tigo® brand to most of our operations. For example, our operations in Africa have been able to draw on the operational and managerial experiences and resources of our operations in Central and South America. We are continuing implementation of a common financial and operational platform (ERP—Enterprise Resource Planning) in all our markets during 2012 and 2013. Likewise we are investing to have a common CRM (customer relationship management) platform in all countries.

        Diversified operations.    We believe our 13 mobile operations based in 13 countries on two continents at December 31, 2011 provide a balance of established cash flow generation and further growth potential. Our diversification across countries, continents and increasingly products (communication, entertainment) also lessens our exposure to unfavorable changes in a single market, geographic region or currency. No single operation contributed more than 17% of our revenues for 2011 (2010: 16%).

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

        Licenses are generally sought through competitive application processes in which licenses are awarded on the merits of applications. In some cases, our operations pay royalties on revenue or income to governments and all of our mobile operations pay interconnection fees to other telecommunications operators during license periods. Although the pursuit of mobile telephone licenses is usually highly competitive, historically our operating companies have been successful in obtaining licenses over other license applicants, including major international telecommunications companies.

        From time to time, Millicom encounters difficulties when negotiating terms of existing licenses. Millicom is currently engaged in a dispute with the Senegalese government regarding maintenance of the existing license of Sentel GSM S.A. (Sentel) our operation in Senegal. Millicom's commitment to its business in the Republic of Senegal (Senegal) remains strong and its subsidiaries Millicom International Operations, B.V. (MIO B.V.) and Sentel have vigorously pursued all available remedies in the matter before an international arbitration forum. In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID's jurisdiction made by Senegal. On November 10, 2010, Senegal withdrew its action against Sentel and

Millicom in the court proceedings in Senegal. The ICSID arbitration panel conducted a hearing in December 2011 and a decision on the merits of the case is expected in 2012. Millicom remains in effective control of its Senegalese operations. However, due to the nature of the dispute, the status of the process for arbitration proceedings, a lack of qualitative information from which to assess possible outcomes, and a lack of financial information, significant uncertainties exist as to the financial impact (if any) of the dispute. The uncertainties are such that, at the date of filing of this Annual Report, it is not practicable to include a reasonable and accurate assessment of the possible financial effect of this dispute.

Management Structure

        The Millicom management team is led by President and Chief Executive Officer, Mikael Grahne, previously Chief Operating Officer (COO) of Millicom for 7 years, who took over the position from the former Chief Executive Officer, Marc Beuls, on March 2, 2009. The Chief Executive Officer has overall responsibility for the business and Millicom's strategy. Our Chief Financial Officer, François-Xavier Roger, oversees the financial, administrative and accounting areas and from 2012 our Mobile Financial Services category. We operate in three major geographic regions of the world: Central America, South America and Africa. From 2012 Mario Zanotti is our COO Categories and Global Sourcing (previously COO Latin America) and Regis Romero is COO Global Markets (previously COO Africa). They both report directly to our Chief Executive Officer and are responsible for day-to-day operations. The Global HR function is headed by Jo Leclère, Chief HR Officer.

        We believe this structure allows us to maintain a high degree of coordination, cooperation and sharing of information among the various managers while providing a degree of regional responsibility that ensures quick and effective decision making.

The Industry

Technology Overview

        Mobile telecommunications is a fast moving industry. Growth in mobile services has outpaced fixed line, and Internet is starting to gain momentum. Telecommunications is less about voice and increasingly more about messaging and data. High speed Internet access, which delivers data applications such as broadband information services and interactive entertainment, is rapidly making its way into homes and businesses around the world.

        In all our markets we use GSM/GPRS/EDGE technology, and in 10 of these markets, we also use 3G (third generation) technology. These technologies are by far the most commonly adopted for mobile telecommunications systems in the world. GSM/GPRS/EDGE is often referred as 2G (second generation) technologies and they offer great value-added services and secure transmissions. GSM systems allow excellent roaming capability.

        3G networks support high data bandwidth applications such as full motion video, video conferencing and full Internet access to mobile devices. In Millicom, we have adopted UMTS (Universal Mobile Telecommunications System) that is based on W-CDMA (Wideband Code Division Multiple Access) radio technology. 3G is constantly evolving, and as a result, the network speeds are increasing dramatically. Through the use of HSPA (High Speed Packet Access) and HSPA+ technology, data speeds in 3G can reach speeds substantially faster than in 2G networks, depending on the capabilities of the devices and the network.

        3G technologies have enabled us to offer our users a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. 3G enables us in Latin America, Mauritius, Ghana, Rwanda and Tanzania to offer new services to our users like video calls, mobile broadband data, and full Internet experience with richer mobile content. The main reasons of having introduced 3G /HSPA networks are:

        New market opportunities.    It has allowed us to enter into new business opportunities, such as the wireless broadband market, which we believe has significant growth potential. It accounted for 46% of our recurring revenue growth in Q4 2011 and 36% for the year ended December 31, 2011.

        Increased data and voice capacity.    Our 3G/HSPA networks give us more capacity to provide data and voice services than our GSM networks using our current spectrum.

        Cost effective deployment.    Our 3G networks are normally co-located with existing infrastructure allowing faster and cost effective network deployment.

        During 2011, our markets experienced rapid growth in the 3G networks using HSDPA (High Speed Downlink Packet Access) technology; and, the introduction of HSPA+ or Evolved High-Speed Packet Access will provide our users with even higher speed capabilities.

        The industry has recently begun to deploy 4G (Fourth Generation) technologies such as LTE (Long Term Evolution). This allows operators to have an all IP connection and achieve greater speeds than 3G networks. Most mobile operators in the world, including Millicom, have chosen the LTE evolution path for achieving greater speeds. However, since LTE is still in an early stage of development, the availability of handsets and devices supported with this technology is limited and the prices are still higher than for 3G.

        Broadband represents a large growth opportunity in our markets. We have initiated a transformation program to modernize our networks and drive new revenue streams from value added services, implementing DPI/PCRF (deep packet inspection/policy and charging rules function), real-time billing systems, cache engines, peering, Single RAN and Single Core technologies in several markets. As the demand for higher mobile backhaul capacity and quality increases, we are gradually moving from TDM (time-division multiplexing) to IP-based backhaul as necessary.

        During 2011, we sold cell site towers in Colombia and continued the transfer of towers in Ghana, DRC, and Tanzania to monetize our assets and to reduce our operating costs by leasing back infrastructure, which is being shared with other operators. In other markets we proactively pursue new infrastructure sharing agreements in order to reduce both our CAPEX and OPEX.

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

        Mobile Telecommunications in Developing Countries.    While the mobile telecommunications industry is well-established in the developed world, the mobile telecommunications industry in the developing world is still in a growth phase. Millicom believes that mobile telecommunications will continue to grow in developing countries because of poor quality of existing fixed-line services, unsatisfied demand for basic telecommunications service, and increasing demand from users seeking convenience of mobile telephones. In some countries the mobile communications network provides significantly improved access to local and international fixed-line networks compared with the existing fixed-line service, as well as access to the Internet. Millicom believes that growth potential in its markets will first come from increased penetration of new services (including data and mobile financial services). Increased penetration of voice mobile remains possible in Africa where penetration rates (the number of customers per 100 people) are lower than in more developed countries although penetration levels in urban areas are reaching close to 100% levels.

Other Mobile Industry Trends

        The integration of mobile services with broadband, fixed line and cable TV services to offer packages known as "triple" and "quadruple" play services continues to develop as an opportunity in the industry.

        Development of solutions including mobile financial services, mobile medical services and other consumer convenience solutions are emerging, and expected to provide opportunities for growth and enhancement of use of mobile devices in the industry. The telecom industry could in emerging markets provide affordable access to information (data / internet) and to financial services in the same way as it brought affordable access to communication.

Competitive Position in the Market

        The following table shows certain estimated information regarding the competitive position of Millicom's operations in each of its mobile telephony markets as at December 31, 2011. This information was derived from active customers based on interconnect activity on our own networks. Millicom operates in developing economies and markets and believes that the data research available in these countries is not always accurate, consistent or verifiable. Therefore, the information provided here is given in ranges of market share to indicate the relative size and market position of Millicom's mobile telephony operations in comparison to its competitors.

Estimated Market Share Ranking at December 31, 2011(i)
Market	Greater than 50%	Between 25% and 50%	Between 10% and 25%	Less than 10%	December 31, 2011(i)
Central America
El Salvador	—	Millicom	Am. Móvil Digicel Telefonica	Red Intelfon	1 of 5
Guatemala	Millicom	Am. Móvil	Telefonica	—	1 of 3
Honduras	Millicom	—	Am. Móvil Digicel	Honducel	1 of 4
South America
Bolivia	—	Entel Millicom	NuevaTel	—	2 of 3
Colombia	Am. Móvil	—	Telefonica Millicom		3 of 3
Paraguay	Millicom	Personal	—	Am. Móvil Vox	1 of 4
Africa
Chad	Millicom	Bharti (Airtel)	—	Salam	1 of 3
DRC	—	Millicom Vodacom Celtel	—	CCT Standard	1 of 5	(ii)
Ghana	MTN	Millicom	Vodafone Bharti (Airtel)	Expresso	2 of 5
Mauritius	Orange	Millicom	—	Mahanagar T.	2 of 3
Rwanda	MTN	Millicom	—	—	2 of 2
Senegal	Orange (France T)	Millicom	—	Expresso Kirene	2 of 4
Tanzania	—	Vodacom Millicom Bharti	—	Zantel TTCL Mobile Bol Sasatel	2 of 7

(i)
Source:    Millicom market share derived from active customers based on interconnect activity on our own networks.

(ii)
Kinshasa/Bas Congo area.

Operations

Description of operations

        Descriptions of each of our operations and other related businesses are provided below. The description of our operations is divided into the following regions and businesses*:

          Central America— Millicom's mobile operations comprise El Salvador, Guatemala and Honduras. Millicom's cable, broadband, television, fixed telephony and corporate data business is across Central America*.

          South America— Millicom's mobile operations comprise Bolivia, Colombia and Paraguay.

          Africa— Millicom's mobile operations comprise Chad, Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania. Millicom's operation in Sierra Leone was classified as discontinued in 2008 and sold on November 25, 2009 (see note 6).

        The table below sets forth our revenue from continuing operations by operating segment, in percent of total revenues, for the periods indicated.

	2011	2010	2009	2008	2007
Central America*	41%	42%	45%	45%	48%
South America	38%	35%	32%	32%	33%
Africa	21%	23%	23%	23%	19%
Total	100%	100%	100%	100%	100%

    *
    During 2011 we integrated our cable and mobile operations in Central America to generate synergies. As a consequence we now report both cable and mobile operations together in the Central America segment. We have restated the segment data from 2009 to 2010 to reflect the reclassification of the former cable segment.

Subsidiaries and their Market Presence

        The following table shows certain information for each of Millicom's mobile operations as at December 31, 2011.

Market	Company Name	Ownership	Method of Consolidation(1)	Start-Up/ Acquisition Date	Estimated Population of Area under License(2)	Mobile Penetration as of December 31, 2011(3)
		(percent)			(million)	(percent)
Central America
El Salvador	Telemóvil El Salvador S.A.	100.0%	S	1993	6	112%
Guatemala	Comunicaciones Celulares S.A.	55.0%	JV	1990	14	89%
Honduras	Telefónica Cellular S.A.	66.7%	S	1996	8	85%
South America
Bolivia	Telefónica Celular de Bolivia S.A.	100.0%	S	1991	10	68%
Colombia	Colombia Móvil S.A. E.S.P.	50.0%	S	2006	45	103%
		+1 share
Paraguay	Telefónica Celular del Paraguay S.A.	100.0%	S	1992	6	96%
Africa
Chad	Millicom Tchad S.A.	100.0%	S	2004	11	29%
DR of Congo	Oasis S.P.R.L.	100.0%	S	2005	72	50%
Ghana	Millicom Ghana Company Limited	100.0%	S	1992	25	66%
Mauritius	Emtel Limited	50.0%	JV	1989	1	93%
Rwanda	Tigo Rwanda S.A.	87.5%	S	2009	11	30%
Senegal	Sentel GSM S.A.	100.0%	S	1999	13	65%
Tanzania	MIC Tanzania Limited	100.0%	S	1994	43	40%
Total					265

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

(2)
Source:    The U.S. Central Intelligence Agency's "The World Factbook" for 2011/ 2012.

(3)
Source:    Millicom. We derive penetration rates from estimates of the total active customers in the relevant market based on interconnect traffic.

Selected Operating Data

        The following table presents, at the dates and for the periods indicated, selected operating data for each of Millicom's mobile continuing operations.

	As at December 31,
	Total Customers			Prepaid Customers as % of Total Customers
Market	2011	2010	2009	2011	2010	2009
Central America
El Salvador	3,026,854	2,728,136	2,780,229	87%	89%	92%
Guatemala	7,122,987	6,308,543	5,379,467	95%	95%	96%
Honduras	4,476,593	4,448,317	4,742,014	93%	93%	95%
Subtotal Central America	14,626,434	13,484,996	12,901,710	93%	93%	95%
South America
Bolivia	2,686,504	2,404,406	2,023,412	90%	92%	93%
Colombia	4,854,354	4,293,423	3,743,671	80%	81%	83%
Paraguay	3,613,754	3,441,423	3,048,134	82%	86%	89%
Subtotal South America	11,154,612	10,139,252	8,815,217	83%	85%	87%
Africa
Chad	1,894,278	1,429,350	1,017,159	100%	100%	100%
DR Congo	2,381,987	2,156,151	1,511,105	100%	100%	100%
Ghana	3,508,372	3,525,146	3,094,176	99%	100%	100%
Mauritius	497,882	471,579	437,428	93%	92%	92%
Rwanda	1,192,259	549,532	74,785	100%	100%	—
Senegal	2,378,500	2,356,064	2,090,067	100%	100%	100%
Tanzania	5,450,766	4,477,510	3,978,457	100%	100%	100%
Subtotal Africa	17,304,044	14,965,332	12,203,177	100%	100%	100%
Total	43,085,090	38,589,580	33,920,104	93%	94%	95%

CENTRAL AMERICA

        Millicom's mobile and cable operations in Central America are located in El Salvador, Guatemala, and Honduras Costa Rica and Nicaragua. Our Central American mobile licenses covered approximately 28 million people as at December 31, 2011. Our cable operation has a large network in Central America with approximately 1.4 million homes passed, which together with Millicom's existing mobile network gives Millicom opportunities for future growth with cost efficiencies. Our cable operation has approximately 721 thousand Revenue Generating Units ("RGUs") across Central America with cable and broadband customers in Guatemala, El Salvador, Honduras and Costa Rica as well as corporate data customers in Guatemala, Nicaragua, El Salvador and Honduras.

Costa Rica

Population:	5 million
GDP real growth:	4.0%	(est. 2011)
GDP per capita:	$11,300	(est. 2011)

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

  Economy

        Prior to the global economic crisis, Costa Rica enjoyed stable economic growth. The economy contracted 0.7% in 2009, but resumed growth at about 4% in 2010 and 2011. While the traditional agricultural exports of bananas, coffee, sugar, and beef are still the backbone of commodity export trade, a variety of industrial and specialized agricultural products have broadened export trade in recent years. High value added goods and services, including microchips, have further bolstered exports. Tourism continues to bring in foreign exchange, as Costa Rica's impressive biodiversity makes it a key destination for ecotourism. Foreign investors remain attracted by the country's political stability and relatively high education levels, as well as the fiscal incentives offered in the free-trade zones; and Costa Rica has attracted one of the highest levels of foreign direct investment per capita in Latin America. However, many business impediments, such as high levels of bureaucracy, difficulty of enforcing contracts, and weak investor protection, remain. Poverty has remained around 15-20% for nearly 20 years, and the strong social safety net that had been put into place by the government has eroded due to increased financial constraints on government expenditures. Unlike the rest of Central America, Costa Rica is not highly dependent on remittances as they only represent about 2% of GDP. Immigration from Nicaragua has increasingly become a concern for the government. The estimated 300,000-500,000 Nicaraguans in Costa Rica legally and illegally are an important source of—mostly unskilled—labor, but also place heavy demands on the social welfare system. The US-Central American-Dominican Republic Free Trade Agreement (CAFTA-DR) entered into force on 1 January 2009, after significant delays within the Costa Rican legislature. CAFTA-DR will likely lead to increased foreign direct investment in key sectors of the economy, including the insurance and telecommunications sectors recently opened to private investors.

  Cable

        We are the leading Cable operator in Costa Rica and recently launched fixed telephony with very good reception from the market, allowing us to now offer Triple Play. We have the best High Definition TV offer in the market and broadband speeds of up to 10 Mbs, which is the highest speed offered in the market by any provider. These have allowed us to position ourselves in the top of mind of consumers as a pioneer in technology

  Telecommunications

        The government of Costa Rica moved to a total liberalized telecom market in the country from 2008. A new Telecommunications Law was enacted in June 2008 and the new regulatory body SUTEL is in operation. Amnet has obtained licenses to provide fixed telephony, internet, and data and value added services. The company started offering fixed line telephony services at the end of the first quarter of 2011, and will be able to offer customers triple play bundles (cable TV, internet and fixed telephony).

El Salvador

Population:	6 million
GDP real growth:	2.0%	(est. 2011)
GDP per capita:	$7,600	(est. 2011)

        El Salvador's government system is a Democratic Republic. Following deterioration in the country's democratic institutions in the 1970s, a civil war took place between 1980 and 1992 and came to an end as the two opposing sides signed a peace accord. The former president, Elías' Antonio Saca González of the right-wing Arena political party, was elected in 2004 for a five-year term ending on June 1, 2009. New presidential elections took place on March 16, 2009 and Mauricio Funes Cartegena, of the left-wing FMLN political party was elected as president.

  Economy

        Despite being the smallest country geographically in Central America, El Salvador has the third largest economy in the region. The economy took a hit from the global recession and GDP contracted by 3.5% in 2009. The economy began a slow recovery in 2010 on the back of improved export and remittances figures. El Salvador's service-oriented economy depends largely on remittances and low-cost textile and agricultural exports. As of November 2010, remittances increased 2.3% compared to the same period in 2009, driven primarily by economic recovery in the U.S. Low-cost textile manufacturing, better known as 'maquilas', increased 1.3% as of September 2010 compared to the same period in 2009, while 'maquilas' exports increased 14.9% for the same period. Importantly, employment in the private and public sector, as of September 2010, increased 2.8% and 2.6% respectively, driven primarily by economic recovery in the manufacturing sector. For the same period, agricultural production increased 5.0%, stimulated by favorable international prices and credit alternatives. Remittances accounted for 17% of GDP in 2011, and about a third of all households receive these transfers. El Salvador has promoted an open trade and investment environment, and has embarked on a wave of privatizations extending to telecom, electricity distribution, banking, and pension funds. With the adoption of the US dollar as its currency in 2001, El Salvador lost control over monetary policy. Any counter-cyclical policy response to the downturn must be through fiscal policy, which is constrained by legislative requirements for a two-thirds majority to approve any international financing.

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

        Telemóvil launched its operations in 1993 and was the only mobile services provider until 1999. Since its entry into the market, Telemóvil has expanded its coverage of the main cities rapidly and remains the market leader. The GSM network was launched in August 2004. Services offered also include broadband internet, fixed wireless telephony and public telephony. Telemóvil's 3G/HSDPA network was launched in September 2008 offering services such as video calls, mobile internet (datacards) and all current 3G network telecommunication services. Telemóvil was awarded a 15-year mobile license in September 1991 which was subsequently extended until 2018. Telemóvil acquired WiMAX spectrum in 1998. As at December 31, 2011, Millicom's network in El Salvador comprised of 1,048 cell sites and covered 94% of the total population.

        In 2011 there were 5 mobile services providers in the country. Telefónica and Telecom (initially owned by France Telecom) entered the market in 1999 as the second and third mobile operator, respectively. Digicel (privately owned) entered the market in 2001 with a GSM network as the fourth operator. Digicel was subsequently acquired by the Caribbean operator with the same name and in 2011 a merger was announce with Claro (América Móvil) of Mexico which acquired France Telecom's interest in Telecom in 2003. In October 2005, Intelfon (privately owned) entered the market as the fifth mobile operator, offering services based on the iDen push-to-talk technology.

  Cable

        We are the leading Cable operator in El Salvador where we also offer broadband and fixed telephony. We have consolidated certain regions during the last year focusing in the quality of our product by improving our High Definition TV product and offering the highest Broadband speeds in the market. We have worked on the integration of the Cable business with our Mobile business and focused on improving Customer Service as a key aspect of our future growth.

Guatemala

Population:	14 million
GDP real growth:	2.8%	(est. 2011)
GDP per capita:	$5,000	(est. 2011)

        Guatemala's government system is a Constitutional Democratic Republic. In 1996, peace accords were signed which brought an end to a 36-year civil war. Although Guatemala has completed a successful transition from military to civilian government, the military retains considerable political power. In September 2011, Mr. Otto Perez Molina of the Patriotic Party was elected as president in a run-off election with 53.7% of the vote and took office in January 2012. The campaign of Mr. Perez advocated a hard-line approach to rising criminality in the country.

  Economy

        Guatemala is the most populous of the Central American countries with a GDP per capita roughly one-half that of the average for Latin America and the Caribbean. The agricultural sector accounts for nearly 15% of GDP and half of the labor force; key agricultural exports include coffee, sugar, and bananas. Remittances increased by 6% over 2009 and GDP growth was almost 3%. Economic growth fell in 2009 as export demand from US and other Central American markets fell and foreign investment slowed amid the global recession, but the economy recovered gradually in 2010 - 2011 and is forecast to return to more normal growth rates by 2012.

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

  Telecommunications

        Between 1996 and 1998, Guatemala implemented a liberalization and privatization program. The General Telecommunications Law was passed in 1996 and opened the sector to competition with immediate effect, including the removal of all regulatory restrictions on prices and quality of service, and also prepared the ground for privatization of the incumbent operator Guatel, re-named Telgua, which took place in 1998. The law also created a regulatory authority, the Superintendencia de Telecomunicaciones (SIT), which is primarily responsible for the allocation of radio spectrum, resolving access disputes and administering the national numbering plan. Regulations to require registration by users of mobile services come into force in 2012.

        Millicom has a 55% equity interest in Comunicaciones Celulares, S.A. (Comcel). The remaining 45% of the company is owned by Miffin Associates Corp., a Panamanian company controlled by our local partner Mr. Mario David Lopez Estrada. Millicom accounts for this operation as a joint venture using the proportionate consolidation accounting method.

        Comcel operates GSM/GPRS/EDGE and 3G/HSDPA networks. The GSM/GPRS/EDGE network was launched in August 2004 and the 3G/HSDPA network was launched in August 2008. Comcel also provides international long-distance services, roaming service, internet services and local telephony services. In January 1990, Comcel was awarded its initial 20-year license to operate a nationwide 800MHz network. In March 2003, Comcel was awarded a revised license to operate 10MHz of frequency for a period of 15 years until 2018. In August 1998, as validated in October 2001, the license to operate another 4MHz spectrum was awarded for the period until 2013. This license can then be extended for a further 15 years. Comcel acquired 25 MHz in the 2.5 GHz spectrum to operate WiMAX in July 2006. As at December 31, 2011, Millicom's network in Guatemala comprised of 2,981 cell sites and covered 99% of the total population.

        Comcel was the first mobile operator in Guatemala when it launched commercial operations in 1990. The operation enjoyed a sole provider position until 1999 when Telefónica and Telgua (owned by América Móvil) entered the market. In 2001, BellSouth of the U.S. entered the market as the fourth operator and Telefónica of Spain acquired BellSouth's operations in 2004. In March 2003 two additional mobile licenses were granted. One license was granted to Electrónica Industrial, S.A., which sold the usufruct of the spectrum to Comcel in November 2006. The other license was granted to Digicel Guatemala S.A., which in 2009 was purchased by Comcel, after Digicel failed to obtain an interconnection agreement with any other operators.

  Cable

        Guatemala's cable business, through its VPN technology, provides a broad number of services with corporate VOIP, IP video conferencing and IP-PBX. Through private lines, Amnet supplies dedicated circuits between two or more client's offices.

Honduras

Population:	8 million
GDP real growth:	3.5%	(est. 2011)
GDP per capita:	$4,300	(est. 2011)

        Honduras's government system is a Democratic Constitutional Republic. Since the regional peace process in the late 1980s, democracy in Honduras has been strengthened. Presidential elections took place in November 2005, with the opposition candidate Manuel Zelaya Rosales of the Partido Liberal party being elected and taking office in January 2006. Mr. Zelaya left power in June 2009 and an intermediary government took his place to run the country until the new elections, held in November

2009 with the same political parties leading the polls, and won by Porfirio Lobo Sosa with 56.3% of the vote, the candidate running for the National Party.

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

        Millicom has a 66.67% equity interest in Telefonica Celular S.A. (Celtel). The remaining 33.33% of Celtel is owned by Proempres Panama S.A. (Proempres), a privately-held company controlled by our local partners. On July 1, 2010 Millicom reached agreement with Proempres whereby Proempres granted Millicom an unconditional call option for the next five years for its 33% stake in Celtel and Millicom granted to Proempres a conditional put option for the same duration in the event of a change of control of Millicom. As a result of the above agreement as from July 1, 2010 Millicom accounts for this operation as subsidiary using the full consolidation accounting method.

        Celtel operates a GSM/GPRS/EDGE network and a 3G/HSDPA network. The 3G/HSDPA network was launched in August 2008. Celtel also provides international long-distance services and local telephony services. In June 1996, Celtel was awarded a 10-year license to operate a nationwide mobile network for a price of US$5.1 million. The license was transformed into a 25-year license in March 2005 with an expiry date of June 2021 at a cost of US$4.8 million. Celtel has already acquired a WiMAX license but have not yet performed a commercial launch. As at December 31, 2011, Millicom's network in Honduras comprised of 1,536 cell sites and covered 95% of the total population.

        Celtel launched commercial operations in 1996 as the first mobile operator in Honduras and today operates a GSM and a 3G network. Until late 2003, Celtel enjoyed sole provider status in the mobile market, when Megatel entered the market with a GSM network as the second operator. In the first quarter of 2008, América Móvil (previously Megatel) launched its 3G network. The third mobile license was issued to Hondutel (the State owned fixed line incumbent) but its operations have only limited coverage in the 5 main cities of the country. A fourth license was issued to Digicel Honduras S.A., who launched operations on November 2008 with a GSM network, and in December 2011 has been acquired by América Móvil (Claro).

  Cable

        The broadband business began to develop in the late 1990s and today Honduras' cable operation is one of the major providers of cable modem broadband access. Honduras has a TV household penetration of only 67% and the country's cable TV household penetration is 41%. The operation is in the process of network rebuild, and recently launched triple play (cable TV, internet, fixed telephony), to be followed in the near future by an integration of Millicom's mobile services. Internet services are offered for residential customers and packages are offered for small and medium businesses. For a bigger corporate level, internet services are offered in larger capacities. In addition the cable business offers services such as data transmission, corporate networks, point-to-point connection and fiber access in the region.

Nicaragua

Population:	6 million
GDP real growth:	4.1%	(est. 2011)
GDP per capita:	$3,200	(est. 2011)

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

  Economy

        Nicaragua, the poorest country in Central America and the second poorest in the Hemisphere, has widespread underemployment and poverty. The US-Central America Free Trade Agreement (CAFTA) has been in effect since April 2006 and has expanded export opportunities for many agricultural and manufactured goods. Textiles and apparel account for nearly 60% of Nicaragua's exports, but increases in the minimum wage during the Ortega administration will likely erode its comparative advantage in this industry. Ortega's promotion of mixed business initiatives, owned by the Nicaraguan and Venezuelan state oil firms, together with the weak rule of law, could undermine the investment climate for domestic and international private firms in the near-term. Nicaragua relies on international economic assistance to meet internal- and external-debt financing obligations. Foreign donors have curtailed this funding, however, in response to November 2008 electoral fraud. In early 2004, Nicaragua secured some $4.5 billion in foreign debt reduction under the Heavily Indebted Poor Countries (HIPC) initiative. Managua still struggles with a high public debt burden although it succeeded in reducing that burden substantially in 2011. The economy grew at a rate of about 4% in 2011.

  Telecommunications / Cable

        In 2005, the fixed line sector was officially privatized and a competition law was issued in 2006, however full liberalization is pending, which is not the case for the mobile sector, which is open to full competition. Since privatization, access to fixed-line and mobile-cellular services has improved but teledensity still lags behind other Central American countries.

SOUTH AMERICA

        Millicom's mobile operations in South America are located in Bolivia, Colombia and Paraguay. Our South American licenses covered approximately 61 million people as at December 31, 2011.

Bolivia

Population:	10 million
GDP real growth:	5.0%	(est. 2011)
GDP per capita:	$4,800	(est. 2011)

        Bolivia's system of government is a Social Unitarian State. The government has pursued an economic and social reform agenda since the early 1990s. Democratic civilian rule was established in 1982, but leaders have faced difficult problems of deep-seated poverty, social unrest and illegal drug production. In December 2005 Bolivians elected Movement Toward Socialism leader Evo Morales as president by the widest margin of any leader since the restoration of civilian rule in 1982, after he ran on a promise to change the country's traditional political class and empower the nation's poor majority. However, since taking office, his controversial strategies have exacerbated racial and economic tensions between the Amerindian populations of the Andean west and the non-indigenous communities of the eastern lowlands. One of these strategies was the "recuperation of the natural resources to the hands of the state": nationalization of the entire hydrocarbon sector (gas, production, transportation, refining, and storage companies), the main mining companies, and also Entel, the main telecom operator previously privatized in 1997. This nationalization process has been confirmed under the new constitution approved in January 2009. New elections were held in December 2009 and Evo Morales was confirmed as president in January 2010. The government has majorities in both the senate and parliament, resulting in increased social stability and smoother enactment of new laws.

  Economy

        Bolivia is one of the poorest and least developed countries in Latin America. Following a disastrous economic crisis during the early 1980s, reforms spurred private investment, stimulated economic growth, and cut poverty rates in the 1990s. The period 2003-2005 was characterized by political instability, racial tensions, and violent protests against plans—subsequently abandoned—to export Bolivia's newly discovered natural gas reserves to large northern hemisphere markets. In 2005, the government passed a controversial hydrocarbons law that imposed significantly higher royalties and required foreign firms then operating under risk-sharing contracts to surrender all production to the state energy company in exchange for a predetermined service fee. After higher prices for mining and hydrocarbons exports produced a fiscal surplus in 2008, the global recession in 2009 slowed growth. A decline in commodity prices that began in late 2008, a lack of foreign investment in the mining and hydrocarbon sectors, a poor infrastructure, and the suspension of trade benefits with the United States pose challenges for the Bolivian economy. During 2010-2011 an increase in world commodity prices resulted in large trade surpluses. The country is a major producer of tin and gold, and, although its exports of zinc and silver are small parts of the world market, they account for a significant portion of export earnings. Bolivia also has reserves of antimony, tungsten (wolfram), lead, copper, and lithium.

  Telecommunications

        In 2011 a new Telecommunications Law was voted whereby licenses (previously concessions) will have a 15 year duration period, universal service obligations (fund) introduced, as well as tariff and roaming service requirements, all of which have yet to be enacted.

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

        Telecel Bolivia launched commercial operations in 1991 through an offering of analogue mobile services in Bolivia's three main cities of La Paz, Santa Cruz and Cochabamba. Telecel Bolivia introduced the first prepaid mobile telephony offering in Bolivia at the end of 1996 and launched digital services through its TDMA network in 1997. Telecel Bolivia started offering nationwide GSM services in December 2005 and was the first and only operator in Bolivia to offer 3G services since 2008. Telecel Bolivia was awarded a 20-year license in 1990 to operate a mobile network in Bolivia's three main cities (La Paz, Santa Cruz and Cochabamba). The license was extended in 1995 and will expire in November 2015. Telecel Bolivia's license was extended in 1997 to cover the rest of the country for a period of 20 years. In December 2002, Telecel Bolivia was also awarded a 40-year license to provide long-distance telecommunication services in Bolivia. This license is mainly used to carry Telecel Bolivia's mobile traffic. In May 2006, Telecel Bolivia was awarded a 40-year data concession to provide services in Bolivia. As at December 31, 2011, Millicom's network in Bolivia comprised 982 cell sites and covered 58% of the total population.

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

Colombia

Population:	45 million
GDP real growth:	4.3%	(est. 2011)
GDP per capita:	$10,100	(est. 2011)

        Colombia's system of government is a Constitutional Republic. The President of the Republic of Colombia (Colombia) is Mr. Juan Manuel Santos who has been in office since August 2010, succeeding former president Mr. Alvaro Uribe who held the presidential office since August 2002. A 40 year conflict between government forces, anti-government insurgent groups and illegal paramilitary groups, heavily funded by the drug trade, escalated during the 1990's. The insurgents lack the military or popular support necessary to overthrow the government and violence has been decreasing since 2002 but insurgents continue attacks against civilians and large parts of the countryside are under guerrilla influence. Most paramilitary members have demobilized since 2002 in an ongoing peace process, although their commitment to ceasing illicit activity is unclear. During his term former president Alvaro Uribe stepped up efforts to reassert government control throughout the country. However, neighboring countries worry about the violence spilling over their borders. In January 2011, Colombia assumed a non-permanent seat on the UN Security Council for 2011-2012.

  Economy

        Colombia experienced accelerating growth between 2002 and 2007, chiefly due to improvements in domestic security, rising commodity prices, and to President Uribe's pro-market economic policies. Foreign direct investment reached a record $10 billion in 2008, but dropped to $7.2 billion in 2009, before beginning to recover in 2010, notably in the oil sector. Pro-business reforms in the oil and gas sectors and export-led growth, fueled mainly by the Andean Trade Promotion and Drug Eradication Act, have enhanced Colombia's investment climate. Inequality, underemployment, and narco-trafficking remain significant challenges, and Colombia's infrastructure requires major improvements to sustain economic expansion. The Santos administration has highlighted five "locomotives" to stimulate economic growth: extractive industries; agriculture; infrastructure; housing; and innovation. Colombia is third largest exporter of oil to the United States. Due to the global financial crisis and weakening demand for Colombia's exports, Colombia's economy grew only 2.7% in 2008, and 0.8% in 2009 but rebounded to around 4.4% in 2010The economy continued to improve, buoyed by reduced public debt, the export-oriented growth strategy, improved security, and high commodity prices (oil in particular). The government continues to encourage exporters to diversify their customer base beyond the United States and Venezuela, traditionally Colombia's largest trading partners; the Santos administration continues to pursue free trade agreements with Asian and South American partners and awaits the approval of a Canadian trade accord by Canada's and EU's parliaments. The business sector remains concerned about Venezuela's trade restrictions on Colombian exports, an appreciating domestic currency, and the pending US Congressional approval of the US-Colombia Trade Promotion Agreement. . In late 2010, Colombia experienced its most severe flooding in decades, with damages estimated to exceed $6 billion.

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

        In 2011, Millicom acquired 40% of the subsidiary of American Towers in which Colombia Móvil is selling and leasing back a portion of its cell sites. At the same time we have provided our local partners with a put option that expires in July 2013 to acquire up to half of our shareholding in this entity.

        Colombia Móvil was awarded three licenses in February 2003 to offer Personal Communications System (PCS) services in the three zones, covering all of Colombia. The PCS licenses each have a term of 10 years and allow Colombia Móvil to offer voice, data and video services without additional license requirement for value added services. Additionally, Colombia Móvil has one license for offering carrier services, with a term of ten years, extendable for an additional ten years. Colombia Móvil S.A. ESP is operating in Colombia with GSM/GPRS/EDGE/HSPA/HSPA+ technology, on the 1900 MHz band, with 55 MHz of spectrum in the 1900MHz band composed of 50MHz of spectrum which is expiring in 2013 and 5MHz which is due to expire in 2021. Colombia Móvil has another license that permits it to offer several telecommunication services, named "Título Habilitante Convergente" which was awarded in April 2008 and it has a term of 10 years renewable. Through this license, Colombia Móvil is offering value added services, has offered international gateway services since July 2003 and is able to offer bearer services. As at December 31, 2011, Millicom's network in Colombia comprised 3,095 cell sites (of which 1,346 owned and operated by the subsidiary of American Towers in Colombia) and covered 74% of the total population.

        Mobile telephony was introduced in Colombia in 1993. The country was divided into three zones, with two licenses per zone, in band A and B in the 850 MHz frequency band. Millicom operated in the northern zone of Colombia through a subsidiary called Celcaribe S.A. from 1993 to 2001 when it sold the business to América Móvil. After an initial period with six regional mobile players, the industry went through a consolidation process and today there are three mobile companies, with a fourth virtual player Uff, entering in 2010 providing services on Colombia Móvil's network: Movistar, a subsidiary of the Telefónica group, Comcel, a subsidiary of América Móvil, Avantel, a digital trunking operator (privately owned) and Colombia Móvil, majority owned by Millicom.

Paraguay

Population:	6 million
GDP real growth:	6.4%	(est. 2011)
GDP per capita:	$5,500	(est. 2011)

        Paraguay's governmental system is a Constitutional Republic. The 35-year military dictatorship of Alfredo Stroessner was overthrown in 1989 and, despite a marked increase in political infighting in recent years, relatively free and regular presidential elections have been held since then. President Nicanor Duarte Frutos of the Partido Colorado political party oversaw a period of economic recovery and greater stability of public finances after taking office in 2003. Presidential elections which took place in 2008 resulted in the election of Fernando Lugo (a former Roman Catholic bishop allied with the main opposition party, the Liberal party). Next elections will be held in April 2013.

  Economy

        Landlocked Paraguay has a market economy distinguished by a large informal sector, featuring re-export of imported consumer goods to neighboring countries, as well as the activities of thousands of microenterprises and urban street vendors. A large percentage of the population, especially in rural areas, derives its living from agricultural activity, often on a subsistence basis. Because of the importance of the informal sector, accurate economic measures are difficult to obtain. The economy grew rapidly between 2003 and 2008 as growing world demand for commodities combined with high prices and favorable weather to support Paraguay's commodity-based export expansion. Paraguay is the sixth largest soy producer in the world. Drought hit in 2008, reducing agricultural exports and slowing the economy even before the onset of the global recession. The economy fell 3.8% in 2009, as lower world demand and commodity prices caused exports to contract. The government reacted by introducing fiscal and monetary stimulus packages. Growth resumed at a 14.5% level in 2010 the highest in South America but slowed to about 6% in 2011 as the stimulus subsided. Political uncertainty, corruption, limited progress on structural reform, and deficient infrastructure are the main obstacles to growth.

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

        Telefonica Celular del Paraguay S.A (Telecel) is 100% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        Telecel started operations in 1992. It primarily operates a GSM network which is GPRS/EDGE enabled. Telecel also operates the largest broadband wireless network with WiMAX, broadband mobile and fiber optic in Paraguay and was the market leader in the Paraguayan broadband market in 2011.

        In 2008, Telecel launched 3G/HSDPA services. Telecel was awarded a 10-year license for an 800MHz network in 1991, which was renewed in October 2001, October 2006, and in 2011 renewed until 2016. The 1900MHz PCS license that was due to expire in November 2012 was also renewed for an additional 5-year period. The ISP services license was renewed in 2009 until 2014 and in 2010 Conatel announced that both ISP and data licenses were to become a single license. In August 2008 Telecel launched Fiber to the Home (FTTH) services, with an initial phase of 25 Central Offices and an initial capacity of 2,000 ports, covering the metropolitan area of Asuncion, Ciudad del Este and Encarnación. As at December 31, 2011, Telecel's network in Paraguay comprised 983 cell sites and covered 94% of the total population.

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

  Cable

        During 2012 Telecel plans to commence roll-out of a greenfield cable operation in the greater Asunción area.

AFRICA

        Millicom's Africa cluster consists of its mobile operations in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania. Our African licenses covered approximately 176 million people as at December 31, 2011.

Chad

Population:	11 million
GDP real growth:	2.5%	(est. 2011)
GDP per capita:	$1,900	(est. 2011)

        Chad's government system is a Unitary Republic based on the amended constitution of June 2005. The country endured three decades of civil war as well as an invasion by Libya before peace was restored in 1990. The government drafted a democratic constitution and held flawed presidential elections in 1996 and 2001. In 1998, a rebellion broke out in northern Chad, which continues to sporadically flare up despite several peace agreements between the government and the rebels. In 2005, new rebel groups emerged in Western Sudan (Darfur) and have made probing attacks into eastern Chad. Power remains in the hands of an ethnic minority. In June 2005, President Idriss Déby held a referendum successfully removing constitutional term limits. In April 2006, an attempted coup against Mr. Déby's government was defeated. In May 2006, Mr. Déby was re-elected president for a five-year term. At the time of the election, the country was facing a growing conflict with Sudan, high unemployment and a growing insurgency fueled by deserting members of the Chadian military and the United Front for Democratic Change rebel group. During the first two weeks of February 2008, rebel groups opposing the Government of Mr. Deby made attacks on cities along the Sudanese border and into N'Djamena. By order of the Government, during this period all networks were shut down in N'Djamena and along the Sudanese border. In 2008-2009, after the Chadian Army had defeated three major rebel attacks and the Sudanese Army repulsed a rebel attack that reached the suburbs of Khartoum, international pressure for the normalization of Chad-Sudan relations intensified. Several Chad-Sudan agreements brokered by third parties had failed from 2006 to 2008, following which N'Djamena and Khartoum moved to resolve their differences bilaterally. This resulted in January 2010 in a Chad-Sudan peace accord, according to which the sides agreed to end the proxy war by breaking with rebel clients, normalize relations, and secure their border through joint military cooperation. President Deby publicly renounced past support for Sudanese rebels, a key Sudanese and international demand, and committed Chad to assist international efforts to resolve the Darfur crisis through peaceful negotiation. In April 2011 Mr. Déby was re-elected with 84% of the vote for a further five-year term

  Economy

        Chad's primarily agricultural economy will continue to be boosted by major foreign direct investment projects in the oil sector that began in 2000. At least 80% of Chad's population relies on subsistence farming and raising of livestock for its livelihood. Chad's economy has long been handicapped by its landlocked position, high energy costs, and a history of instability. Chad relies on foreign assistance and foreign capital for most public and private sector investment projects. A consortium led by two US companies has been investing $3.7 billion to develop oil reserves—estimated at 1 billion barrels—in southern Chad. Chinese companies are also expanding exploration efforts and are currently building a 311-km pipeline and the country's first refinery. The nation's total oil reserves are estimated at 1.5 billion barrels. Oil production came on stream in late 2003. Chad began to export oil in 2004. Cotton, cattle, and gum arabic provide the bulk of Chad's non-oil export earnings.

  Telecommunications

        The Ministry of Posts & Telecommunications was responsible for regulation of the telecoms sector until the Telecommunications Act was passed in 1998. The enactment of the law paved the way for the creation of a new regulatory authority, the Office Tchadien de Régulation des Télécommunications (OTRT), in 2000. In the same year, the Société des Télécommunications du Tchad (Sotel Tchad) was established to operate basic fixed-line telephony services in the country during a five-year exclusivity period. The amount of fixed telephone lines installed was estimated at 13,000 in 2004. The government has sold 60% of Sotel Tchad to Libyan state-owned firm LAP Green Network for $90 million. Due to breach of contract 2011, the Chadian government annulled the contract and restored the national operator as a national asset.

        Millicom Tchad S.A. (Millicom Tchad) is 100% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        Millicom Tchad launched commercial operations in the capital city, N'Djamena, in October 2005. The company offers tigo® branded prepaid services over its GSM network and services include GPRS, EDGE, MMS and e-PIN and has an international gateway. In November 2004, Millicom Tchad was awarded a 10-year license to operate a nationwide GSM network in Chad. The company's license was amended in July 2005 to allow for international gateway operations and in January 2007 for GPRS/EDGE. Millicom Tchad does not have a WiMAX license because no such licenses have yet been issued in Chad. As at December 31, 2011, Millicom's network in Chad comprised 377 cell sites and covered 78% of the total population.

        Airtel Tchad, in which Indian based Bharti is the 100% majority shareholder, is the only other major mobile operator in Chad. Airtel Tchad was acquired in 2010 from Zain which started operations as the first mobile operator in Chad in 2000.

Democratic Republic of Congo (DRC)

Population:	72 million
GDP real growth:	6.5%	(est. 2011)
GDP per capita:	$300	(est. 2011)

        The DRC's government system is a Unitary Republic. Following the withdrawal of Rwandan forces from eastern DRC in 2002, the Pretoria Accord was signed by all relevant parties to end four years of regional war involving Angola, Chad, Namibia, Sudan and Zimbabwe supporting the Congolese regime being challenged by Rwanda and Uganda. A transitional government was set up in July 2003 with Joseph Kabila. He was joined by four vice-presidents representing the former government, former rebel groups and the political opposition. New elections had been due by June 2005 after a transition period of two years. The transitional government held a successful constitutional referendum in December 2005 and elections considered generally free and fair for the presidency, National Assembly, and provincial legislatures in 2006. These were the first democratic elections in approximately 40 years, since the election of Patrice Lumumba, Congo's first ever elected head of state. President Kabila was inaugurated president in December 2006. Provincial assemblies were constituted in early 2007, and elected governors and national senators in January 2007. In 2008, the war in the East started again, with one million refugees displaced, and the international community and the United Nations fully involved in the humanitarian crisis. On March 23, 2009, the Government of the D.R.C. signed separate peace agreements with (1) the CNDP, (2) the North Kivu armed groups, and (3) the South Kivu armed groups. The rebel groups agreed to transform their movements from military to political in nature, while the government promised to work toward integrating rebel soldiers and officials into the FARDC, national police, and national and local political and administrative units. In November 2011 President Kabila was re-elected for a further five-year term although allegations of corruption and incompetence in electoral proceedings led to sporadic social unrest and the declaration of the leader of the opposition as being the rightful president.

  Economy

        The economy of the Democratic Republic of the Congo—a nation endowed with vast potential wealth—is slowly recovering from decades of decline. Systemic corruption since independence in 1960 and conflict that began in May 1997 dramatically reduced national output and government revenue, increased external debt, and resulted in the deaths of more than 5 million people from violence, famine, and disease. Foreign businesses curtailed operations due to uncertainty about the outcome of the conflict, lack of infrastructure, and the difficult operating environment. Conditions began to improve in late 2002 with the withdrawal of a large portion of the invading foreign troops. The transitional government reopened relations with international financial institutions and international donors, and President Kabila began implementing reforms. Progress has been slow and the International Monetary Fund curtailed their program for the DRC at the end of March 2006 because of fiscal overruns. Much economic activity still occurs in the informal sector, and is not reflected in GDP data. Renewed activity in the mining sector, the source of most export income, boosted Kinshasa's fiscal position and GDP growth from 2006-2008, however, the government's review of mining contracts that began in 2006, combined with a fall in world market prices for the DRC's key mineral exports temporarily weakened output in 2009, leading to a balance of payments crisis. The recovery in mineral prices beginning in mid 2009 boosted mineral exports, and emergency funds from the IMF boosted foreign reserves. An uncertain legal framework, corruption, and lack of transparency in government policy are long-term problems for the mining sector and the economy as a whole. The global recession cut economic growth in 2009 to less than half its 2008 level, but growth returned to 6-7% in 2010-2011. The DRC signed a Poverty Reduction and Growth Facility with the IMF in 2009 and received $12 billion in multilateral and bilateral debt relief in 2010.

  Telecommunications

        DRC's incumbent fixed line operator is the "Office Congolais des Postes et des Télécommunications" (OCPT). It operates an outdated, poorly managed analogue fixed-line network of approximately 10,000 lines mainly concentrated in the capital city of Kinshasa. The Autorité de Régulation de la Poste et des Télécommunications du Congo (ARPTC) is in charge of regulating the telecommunications sector. Legislation has been prepared but not yet implemented which will formally end the OCPT's monopoly and allow for market liberalization. To date, the government has not developed a telecommunications policy. As the DRC lacks the funds to invest in a modern fixed-line infrastructure, the country's mobile sector has been facing high demand in recent years. According to the Ministry of Telecommunications, which is charged with the management of spectrum and licenses, 3G licenses are expected to be auctioned in 2012. Recently, the government has introduced a temporary minimum tariff to protect consumers and national interests, which has led to Millicom's operation, Oasis S.P.R.L. (Oasis), significantly increasing its on-net tariff.

        Oasis is 100% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        In November 1997 Oasis was awarded a 20-year license to operate a fixed-line network in DRC. An amendment to the license was signed in October 1999 which allows the company to construct a nationwide GSM network. Oasis does not have a WiMAX license. Oasis also has an international gateway. As at December 31, 2011, Millicom's network in DRC comprised 774 cell sites (of which 204 are off), and covered 76% of the Kinshasa Bas-Congo Region population. In December 2010 an agreement was reached with Helios Towers DRC, in which 729 towers will be sold to Helios DRC, as part of an outsourcing deal in which Helios DRC will manage the towers and provide related services to Oasis. By December 31, 2011 approximately 50% of the towers had been transferred, and Millicom had acquired a 40% interest in Helios Towers DRC.

        Three operators (Starcel, Comcel and Afritel) were offering limited analogue and CDMA mobile services in DRC when Oasis entered the market with its GSM offering. These operators had ceased to exist by the end of 2003. Initially Celtel Congo, owned by Kuwait based Zain (formerly MTC), was the only other GSM operator in the market, becoming the leading provider of mobile services in DRC with coverage in almost 100 cities. In 2010, Zain was acquired by Airtel. In 2001, Congolese Wireless Networks (CWN) entered into a joint venture with South African mobile operator Vodacom, creating a new operator, Vodacom Congo, which launched GSM services in DRC in April 2002 and extended its coverage to a large number of cities. The fourth operator, CCT, jointly owned by Chinese telecom equipment provider ZTE (51%) and France Telecom which acquired a 49% stake from the government in 2011, launched its GSM network in January 2002. Other GSM licenses were granted in 2008 to the following operators: Niletel (present in Sierra Leone), Hits Telecom (present in Tanzania and Equatorial Guinea) and MTN.

Ghana

Population:	25 million
GDP real growth:	13.5%	(est. 2011)
GDP per capita:	$3,100	(est. 2011)

        On March 6, 1957, Ghana (formerly the Gold Coast), became the first sub-Saharan country in colonial Africa to gain independence. The country's constitution was temporarily suspended in 1981, following a series of alternating military and civilian governments. A new constitution, restoring multi-party politics, was approved in 1992 with Lt. Jerry Rawlings being democratically voted into power for two consecutive four-year terms from 1992 to 2000. President Rawlings was, however, constitutionally prevented from running for a third term in 2000, thus allowing John Kufuor an opportunity to govern Ghana from 2000 through the end of his second term, in December 2008. In December 2008, Ghanaians again enjoyed a free and fair election, voting President John Atta Mills as president from 2009 through to December 2012.

  Economy

        Ghana is well endowed with natural resources and agriculture accounts for roughly one-quarter of GDP and employs more than half of the workforce, mainly small landholders. The services sector accounts for 50% of GDP. Gold and cocoa production and individual remittances are major sources of foreign exchange. Oil production at Ghana's offshore Jubilee field began in December 2010 and is expected to boost economic growth. Estimated oil reserves have jumped to almost 700 million barrels. Ghana signed a Millennium Challenge Corporation (MCC) Compact in 2006, which aims to assist in transforming Ghana's agricultural sector. Ghana opted for debt relief under the Heavily Indebted Poor Country (HIPC) program in 2002, and is also benefiting from the Multilateral Debt Relief Initiative that took effect in 2006. In 2009 Ghana signed a three-year Poverty Reduction and Growth Facility with the IMF to improve macroeconomic stability, private sector competitiveness, human resource development, and good governance and civic responsibility. Sound macro-economic management along with high prices for gold and cocoa helped sustain GDP growth in 2008-11.

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

        Millicom Ghana was the first mobile operator in Ghana, having commenced operations in 1992. Millicom Ghana introduced the concept of prepaid services in Ghana in 1998. Millicom Ghana's GSM license authorizes it to provide mobile and local fixed wireless services. Although Millicom Ghana applied for a GSM license in 2000, it was not allowed to launch GSM services for approximately two years until July 2002 when it launched its GSM operation, which led to an important growth in its customer base. In December 2004, the NCA issued Millicom Ghana a formal GSM operating license that is valid for 15 years. Under this license, Millicom Ghana has 8 MHz of spectrum in the 900 band and has been granted an additional 10 MHz in the 1800 band. Millicom Ghana also acquired an International Gateway license in June 2005. This license is valid for 10 years. In March 2006, Millicom Ghana introduced the tigo® brand and offered an array of Value-Added Services (VAS): General Packet Radio Services (GPRS), Wireless Application Protocol (WAP), Multimedia Messaging Services (MMS), Caller Ring Back Tones (CRBT) and other interactive value-added services. Millicom Ghana acquired a 3G license in the last quarter of 2008, and rolled-out 3G services in 2011. In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its sites, almost all of which have been transferred to Helios Towers Ghana during 2010 and 2011. As at December 31, 2011, Millicom's network in Ghana comprised 812 cell sites and covered 80% of the total population.

        In addition to Millicom Ghana, four other companies offer mobile services in the country: Expresso, MTN, Vodafone and Airtel. MTN, a South African mobile operator previously known as Areeba, began operations in 1996 as the third operator and operates a nation-wide GSM 900/1800 MHz network. MTN currently has the largest network coverage in Ghana. Vodafone operates a GSM 900/1800 MHz network it acquired from OneTouch, which entered the market in 2000 as the fourth operator when Millicom Ghana was applying for its GSM license. OneTouch was not allowed to launch commercial operations until July 2002. Kasapa, majority owned by Hutchison Whampoa, entered the market as the second operator with an AMPS network in 1995 and now operates CDMA service with limited coverage. Kasapa, formerly known as Celltel, was acquired in 2010 by Expresso, and is the smallest Mobile operator in Ghana. Westel, the national fixed line operator was bought by Zain during 2007 and in 2010 Zain was acquired by Airtel. Westel has both fixed and mobile license and started providing services in 2008. Glo, a Nigerian operator, which was due to launch in 2009 has not yet launched.

Mauritius

Population:	1 million
GDP real growth:	4.0%	(est. 2011)
GDP per capita:	$15,000	(est. 2011)

        Mauritius' government system is a Parliamentary Democracy. After almost four centuries under Dutch, French and British control, the country gained its independence in 1968. A stable democracy with regular free elections, Mauritius has attracted considerable foreign investment and has earned one of Africa's highest per capita incomes. Sir Anerood Jugnauth has been president since 2003 and Navinchandra Ramgoolam of the Labor Party was elected prime minister in the July 2005 elections and was re-elected in May 2010 within a coalition of the Labor Party, the Militant Socialist Movement and the Social Democrat Party. Stated priorities of the government are improvement of road infrastructures, the security of the people, education, and health and youth development.

  Economy

        Since independence in 1968, Mauritius has developed from a low-income, agriculturally based economy to a middle-income diversified economy with growing industrial, financial, and tourist sectors. For most of the period, annual growth has been in the order of 5% to 6%. This remarkable achievement has been reflected in more equitable income distribution, increased life expectancy, lowered infant mortality, and a much-improved infrastructure. The economy rests on sugar, tourism, textiles and apparel, and financial services, and is expanding into fish processing, information and communications technology, and hospitality and property development. Sugarcane is grown on about 90% of the cultivated land area and accounts for 15% of export earnings. The government's development strategy centers on creating vertical and horizontal clusters of development in these sectors. Mauritius has attracted more than 32,000 offshore entities, many aimed at commerce in India, South Africa, and China. Investment in the banking sector alone has reached over $1 billion. Mauritius, with its strong textile sector, has been well poised to take advantage of the Africa Growth and Opportunity Act (AGOA). Mauritius' sound economic policies and prudent banking practices helped to mitigate negative effects from the global financial crisis in 2008-09. GDP grew more than 4% per year in 2010-2011 and the country continues to expand its trade and investment outreach around the globe.

  Telecommunications

        The Information and Communication Technology Authority (ICTA) is the country's telecommunications regulator. Mauritius has the highest mobile and fixed-line penetration rates in sub-Saharan Africa. The domestic telecommunications market is dominated by Mauritius Telecom.

        Millicom has a 50% equity interest in Emtel Limited (Emtel). The remaining 50% of the company is owned by a local partner, Currimjee Jeewanjee & Co. Ltd, a leading diversified group in Mauritius. The two shareholders in Emtel jointly control the company. Millicom accounts for this operation as a joint venture, using the proportionate consolidation accounting method.

        Emtel owns licenses for mobile services, international long-distance and internet services. Emtel was awarded a 10-year license in 1989, including a seven year exclusivity period. Emtel's license was modified in November 2000 and is valid for a period of 15 years. Furthermore, Emtel obtained additional spectrum for UMTS/3G services in November 2004, an international long-distance license in December 2003 (valid until 2018) and an internet service license in May 2004 (valid until 2019). Emtel acquired WiMAX spectrum in 2007 and has a WiMAX network with 11 base stations. Implementation of the Telecommunications Directive (1 of 2008) to reduce interconnect tariffs to the state owned fixed-line infrastructure was implemented in May 2008. Emtel operates a GSM network which is GPRS/EDGE enabled and a UMTS/3G/HSPA network. As at December 31, 2011, Millicom's network in Mauritius comprised 290 cell sites and covered 92% of the total population.

        Emtel entered the market in 1989 as the first mobile operator in the country. Until 1996, Emtel enjoyed a sole provider position when Cellplus, owned by incumbent Mauritius Telecom, entered the market as the second operator with the launch of a GSM network. As Emtel launched its GSM service offering in 1999, three years after its competitor, Emtel experienced a significant decline in market share at the end of the 1990s. Emtel launched 3G services in Mauritius in November 2004, making it the first mobile operator to offer such services in Africa. A third mobile operator, Mahanagar Telephone (Mauritius) Ltd., entered the market in December 2006 using CDMA technology. MTML, the fourth operator has launched its services in the latter part of 2011.

Rwanda

Population:	11 million
GDP real growth:	7.0%	(est. 2011)
GDP per capita:	$1,300	(est. 2011)

        In 1959, three years before independence from Belgium, the majority ethnic group, the Hutus, overthrew the ruling Tutsi king. Over the next several years, thousands of Tutsis were killed, and some 150,000 driven into exile in neighboring countries. The children of these exiles later formed a rebel group, the Rwandan Patriotic Front (RPF), and began a civil war in 1990. The war, along with several political and economic upheavals, exacerbated ethnic tensions, culminating in April 1994 in the genocide of roughly 800,000 Tutsis and moderate Hutus. The Tutsi rebels defeated the Hutu regime and ended the killing in July 1994, but approximately 2 million Hutu refugees, many fearing Tutsi retaliation, fled to neighboring Burundi, Tanzania, Uganda, and Democratic Republic of Congo (at that time Zaire). Since then, most of the refugees have returned to Rwanda, but several thousand remained in the neighboring Democratic Republic of the Congo and formed an extremist insurgency bent on retaking Rwanda, much as the RPF tried in 1990. Rwanda held its first local elections in 1999 and its first post-genocide presidential and legislative elections in 2003. In 2009, Rwanda staged a joint military operation with the Congolese Army in DRC to root out the Hutu extremist insurgency there and Kigali and Kinshasa restored diplomatic relations. Rwanda also joined the Commonwealth in late 2009. During 2010 a second presidential election was completed and the incumbent Mr. Paul Kagame, was re-elected until 2017.

  Economy

        Rwanda is a poor rural country with about 90% of the population engaged in (mainly subsistence) agriculture and some mineral and agro-processing. Tourism, minerals, coffee and tea are Rwanda's main sources of foreign exchange. Minerals exports declined 40% in 2009-10 due to the global economic downturn. The 1994 genocide decimated Rwanda's fragile economic base, severely impoverished the population, particularly women, and temporarily stalled the country's ability to attract private and external investment. However, Rwanda has made substantial progress in stabilizing and rehabilitating its economy to pre-1994 levels. GDP has rebounded and inflation has been curbed. Nonetheless, a significant percent of the population still live below the official poverty line... Despite Rwanda's fertile ecosystem, food production often does not keep pace with demand, requiring food imports. Rwanda continues to receive substantial aid money and obtained IMF-World Bank Heavily Indebted Poor Country (HIPC) initiative debt relief in 2005-06, although these levels have been impacted in 2010 with the global economic turndown. In recognition of Rwanda's successful management of its macro economy, in 2010, the IMF graduated Rwanda to a Policy Support Instrument (PSI). Rwanda also received a Millennium Challenge Account Compact in 2008. Africa's most densely populated country is trying to overcome the limitations of its small, landlocked economy by leveraging regional trade. Rwanda joined the East African Community and is aligning its budget, trade, and immigration policies with its regional partners. The government has embraced an expansionary fiscal policy to reduce poverty by improving education, infrastructure, and foreign and domestic investment and pursuing market-oriented reforms, although energy shortages, instability in neighboring states, and lack of adequate transportation linkages to other countries continue to handicap growth. The Rwandan government is seeking to become regional leader in information and communication technologies. In 2010, Rwanda neared completion of the first modern Special Economic Zone (SEZ) in Kigali. The SEZ seeks to attract investment in all sectors, but specifically in agribusiness, information and communications technologies, trade and logistics, mining, and construction. The global downturn hurt export demand and tourism, but economic growth is recovering, driven in large part by the services sector, and inflation has been contained. On the back of this growth, government is gradually ending its fiscal stimulus policy while protecting aid to the poor. In 2011 rises in global food and fuel prices increased inflation in Rwanda from 1% in January to more than 7% in October.

  Telecommunications

        The enabling framework for the liberalization of the telecommunications sector was put in place by the current Telecommunications Law, passed in 2001. The Telecommunications Law established RURA, the regulator, granting it the authority to regulate telecommunications and setting up a regulatory board to carry out that function. Rwanda currently has three GSM licenses in force. The overall aim of the telecom reform policy was to increase universal affordable access to telecommunications in the interests of social and economic development.

        Tigo Rwanda S.A. (Tigo Rwanda) is 87.5% owned by Millicom. Millicom accounts for this operation as a subsidiary, using the full consolidation accounting method.

        In late 2008, Millicom was successful in its tender against three other bidders for the third national mobile license in Rwanda. Millicom set up Tigo Rwanda and, after roll-out of the network, services were launched in December 2009. As at December 31, 2011, Millicom's network in Rwanda comprised 261 cell sites and covered 98% of the population.

        A privatization strategy for Rwandatel was adopted in 2003, in which the government committed to sell all of its shares in the operator. In order to promote competition in the telecommunications sector, Rwandatel sold its 28% stake in MTN Rwandacell in 2004. As the main cellular provider, MTN Rwandacell currently has coverage in all of the provinces in Rwanda, covering more than 90% of the country. The operator mainly supplies mobile services, but is now offering internet services via its general packet radio service (GPRS) and UMTS (3G) cell phone network. The operator has also started to roll out wireless broadband data services using WiMax, and, with its new fixed-line license, has started offering fixed-line services. In 2011 Rwandatel's license was revoked by the government after failing to comply with license obligations, and recently acquired by Bharti who will enter the market shortly.

Senegal

Population:	13 million
GDP real growth:	4.0%	(est. 2011)
GDP per capita:	$1,900	(est. 2011)

        Senegal's government system is a Unitary Republic under multiparty democratic rule, having gained its independence in 1960. The political environment in the country passed a key milestone when the opposition socialist party led by Abdoulaye Wade came to power in the 2000 presidential elections and was re-elected President in free and fair elections in February 2007 and results from the next presidential election which is taking place from February 2012 are currently unknown.

  Economy

        Senegal relies heavily on donor assistance. The country's key export industries are phosphate mining, fertilizer production, and commercial fishing. The country is also working on iron ore and oil exploration projects. In January 1994, Senegal undertook a bold and ambitious economic reform program with the support of the international donor community. Government price controls and subsidies have been steadily dismantled. After seeing its economy contract by 2.1% in 1993, Senegal made an important turnaround, thanks to the reform program, with real growth in GDP averaging over 5% annually during 1995-2008. Annual inflation had been pushed down to the single digits. The country was adversely affected by the global economic downturn in 2009 and GDP growth fell below 2%. As a member of the West African Economic and Monetary Union (WAEMU), Senegal is working toward greater regional integration with a unified external tariff and a more stable monetary policy. High unemployment, however, continues to prompt illegal migrants to flee Senegal in search of better job opportunities in Europe. Under the IMF's Highly Indebted Poor Countries (HIPC) debt relief program, Senegal benefited from eradication of two-thirds of its bilateral, multilateral, and private-sector debt. In 2007, Senegal and the IMF agreed to a new, non-disbursing, Policy Support Initiative program which was completed in 2010. Senegal received its first disbursement from the $540 million Millennium Challenge Account compact it signed in September 2009 for infrastructure and agriculture development. In 2010, the Senegalese people protested against frequent power cuts. The government pledged to expand capacity by 2012 and to promote renewable energy but until Senegal has more capacity, more protests are likely and economic activity will be hindered. During the year, bakers protested government price controls on bread. Foreign investment in Senegal is constrained by Senegal's business environment, which has slipped in recent years, and by perceptions of corruption.

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

        Sentel launched its commercial operations in 1999 as the second mobile operator in the country and it was the first mobile operator to introduce GPRS services. As at December 31, 2011, Millicom's network in Senegal comprised 619 cell sites and covered 73% of the total population.

        Sentel was awarded a 20-year concession to operate a nationwide network in July 1998. The concession is renewable every five years after the expiry of the original concession, in 2018, subject to the approval of the Senegalese authorities and provided Sentel has complied with the terms of the concession. At the time of the grant of the concession, the Senegalese government had announced certain amendments to the concession. No amendments to the concession have been implemented to date. The government that took office in 2000 repeatedly publicly questioned the status and the validity of Sentel's concession. In August 2002, Millicom and the government entered into an agreement whereby they agreed to negotiate in good faith certain mutually acceptable new conditions that would constitute an amendment of Sentel's 1998 concession. In 2008, the government again questioned the status and the validity of Sentel's concession. On November 11, 2008, Millicom International Operations B.V. (MIO B.V.), a wholly owned Millicom subsidiary, and Sentel instigated arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license. During 2010 the government withdrew its case from the Senegalese courts, and a hearing at the ICSID occurred in December 2011 from which a ruling is expected mid 2012.

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

Tanzania

Population:	43 million
GDP real growth:	6.1%	(est. 2011)
GDP per capita:	$1,500	(est. 2011)

        Tanzania's system of government is a United Republic formed by the union in 1964 of Tanganyika and Zanzibar. President Jakaya Mrisho Kikwete came to power after winning democratic elections held on December 14, 2005. One-party rule came to an end in 1995 with the first democratic elections held in the country since the 1970s. Zanzibar's semi-autonomous status and popular opposition have led to two contentious elections since 1995, which the ruling party won despite international observers' claims of voting irregularities. President Kikwete is continuing to carry out economic reforms that gained momentum during the two terms in office of the previous president, Benjamin Mkapa. President Kikwete's government was re-elected in October 2010 in peaceful and uncontested results.

  Economy

        Tanzania is one of the world's poorest economies in terms of per capita income, however Tanzania averaged 7% GDP growth per year between 2000 and 2008 on strong gold production and tourism. The economy depends heavily on agriculture, which accounts for more than 40% of GDP, provides 85% of exports, and employs about 80% of the work force. The World Bank, the IMF, and bilateral donors have provided funds to rehabilitate Tanzania's aging economic infrastructure, including rail and port infrastructure that are important trade links for inland countries. Recent banking reforms have helped increase private-sector growth and investment, and the government has increased spending on agriculture to 7% of its budget. Continued donor assistance and solid macroeconomic policies supported a positive growth rate, despite the world recession. In 2008, Tanzania received the world's largest Millennium Challenge Compact grant, worth $698 million. Dar es Salaam used fiscal stimulus and loosened monetary policy to ease the impact of the global recession. GDP growth in 2009-11 was a respectable 6% per year due to high gold prices and increased production.

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

        In January 1994, MIC Tanzania was awarded a 15-year license to operate a nationwide mobile network and, in 2005 a new converged licensing framework which is technological neutral was introduced in Tanzania, where by all operators were migrated to the new licensing regime. MIC Tanzania migrated to the new licensing regime in May 2007, three separate licenses for Network Facilities Services, Network Services and Application Services were issued. These licenses are valid for 25 years, 25 years and 10 years (effective May 2012), respectively. MIC Tanzania does not have a WiMAX license, as all spectrums have already been awarded. In December 2010, Millicom's operation in Tanzania signed a sale and lease-back agreement with Helios Towers Tanzania, a direct subsidiary of Helios Towers Africa, for most of its sites, of which more than 700 have been transferred to Helios Towers Tanzania during 2011 and most of the remaining sites are expected to be transferred in 2012. As at December 31, 2011, Millicom's network in Tanzania comprised 1,173 cell sites and covered 62% of the total population.

        In addition to Millicom's, there are 10 other licenses for mobile operators in Tanzania. Millicom's main competitors are Vodacom Tanzania (65% owned by Vodafone and 35% owned by its local partner, it entered the market in August 2000 and has become the leading provider of mobile services in Tanzania in terms of customers), Zain Celtel, purchased by Bharti Airtel in 2010, launched GSM services in the country in November 2001 and Zantel (jointly owned by the government of Zanzibar, Emirate Telecommunication Company, Kintbury Investment of the Channel Islands and a local technology firm), introduced GSM services in Zanzibar and the islands of Unguja and Pemba in August 1999, and entered the Tanzanian mainland in June 2005 through a national roaming agreement with Vodacom Tanzania). Other operators with less than 3% of market share include TTCL mobile, Bol and Dovotel.

DISCONTINUED AND DIVESTED OPERATIONS

        In July 2011, Millicom's operation in Colombia signed a sale and lease-back agreement with a subsidiary of American Towers, for most of their tower assets. Approximately 63% of the towers under this agreement have been sold in 2011 and the remaining towers are expected to be transferred in 2012. The carrying value of the portion of the remaining towers that will not be leased back and any related liabilities have been classified respectively as assets held for sale and liabilities directly associated with assets held for sale.

        On March 9, 2011 Millicom completed the sale of its Asian business segment with the sale of Laos.

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

OTHER

Property, Plant and Equipment

        We own, or control through long-term leases or licenses, properties consisting of plant and equipment used to provide mobile telephone services. In addition, we and our operating companies own, or control through finance leases, towers, properties used as administrative office buildings and other facilities. These properties include land, interior office space, and space on existing structures of various types used to support equipment used to provide mobile telephone services. The leased properties are owned by private individuals, corporations or municipal entities.

        Plant and equipment used to provide mobile telephone services consist of:

  •
  switching, transmission and receiving equipment;

  •
  connecting lines (cables, wires, poles and other support structures, conduits and similar items);

  •
  land and buildings;

  •
  easements and other rights of use; and

  •
  other miscellaneous properties (work equipment, furniture and plant under construction).

Insurance

        We maintain the types and amounts of insurance which we believe to be customary in the industry and countries in which we operate and in accordance with our risk management strategy. Annually, we review and analyze our worldwide insurance coverage needs with the assistance of an insurance broker. We have standardized our coverage along the recommendations suggested by our insurance broker and have put in place group master insurance policies under which all our operations are covered. Certain local risks not covered under the group master insurance policies or required by local regulations are covered through local insurance policies. We consider our insurance coverage to be adequate both as to risks and amounts for the business we conduct.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        On December 8, 2011, as part of its review of our Form 20-F filed for the year ended December 31, 2010, the SEC's Staff (the "Staff") commented on the accounting for the put option Millicom has granted to its minority partner in its Honduras operation, Celtel (as discussed in the Explanatory Note on Restatement in Item 5). Pursuant to discussions with the Staff, our accountants and our audit committee, we have restated our financial statements for the financial year ended December 31, 2010 in this Annual Report on From 20-F and the interim periods from July 1, 2010 through September 30, 2011, as described in the Explanatory Note on Restatement in Item 5 hereof, to account for this put option as a financial liability measured at the present value of the redeemable amount. We announced this correction of the put option accounting and its impacts on our financial statements in a press release on January 26, 2012, and we have included restated financial statements as of and for the year ended December 31, 2010 in this Annual Report on Form 20-F to correct the misstatement. We expect that the Staff's comments will be resolved on the filing of this report; however, we have not yet received confirmation from the Staff that they will have no further comments on our Form 20-F for the year ended December 31, 2010.

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

Explanatory Note on Restatement

        In this Annual Report on Form 20-F, Millicom International Cellular S.A. (together with its subsidiaries, the "Company" or "Millicom"):

  (a)
  restates its Consolidated Statement of Financial Position as of December 31, 2010 and the related Consolidated Income Statement and Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity for the year then ended;

  (b)
  amends its "Operating and Financial Review and Prospects" in Item 5 as it relates to the financial year ended December 31, 2010;

  (c)
  restates its "Selected Financial Information" in Item 3 for the December 31, 2010 financial year;

Background on the Restatement

        As previously reported in the Company's press release furnished on Form 6-K filed with the United States Securities and Exchange Commission ("SEC") on January 26, 2012, the board of directors of the Company, based on the recommendation of the audit committee and in consultation with management, concluded that, because of a misstatement in the Company's previously issued financial statements for the year ended December 31, 2010, and for the quarters ending on September 30, 2010 to September 30, 2011, the Company should restate its December 31, 2010 financial statements in this Annual Report on Form 20-F for the fiscal year ended December 31, 2011. Accordingly, the Company has restated its financial statements for these periods.

        The restated financial statements as of and for the year ended December 31, 2010 correct the accounting treatment for the Honduras transaction in July 2010 as follows:

Recognition of a liability and corresponding reserve for the put option provided to our partner who holds a non-controlling interest in our Honduran operation.

        Following reassessment of the accounting treatment of the put option provided to Millicom's partner who holds a 33.3% non-controlling interest in our Honduran operation, Millicom determined that, as the put option could be exercised under certain change of control events which could be outside the control of Millicom, the option meets the criteria under IAS 32 for recognition as a liability and corresponding equity reserve. Therefore, Millicom has retroactively recorded a liability for the put option at July 1, 2010 of $737 million. As a result of the change in carrying value of the put option between July 1, 2010 and year end, the liability amounted to $769 million at December 31, 2010, representing the redemption value of the option.

Recognition of a loss on revaluation of the put option liability

        Recognition for the period between July 1, 2010 to December 31, 2010 of a non operating expense of $32 million, reflecting the change in value of the above mentioned put option liability.

Effects of Restatement

        The following table sets forth the effects of the restatement on affected items within Millicom's previously reported Consolidated Statements of Financial Position and Consolidated Income Statements. The adjustments necessary to correct the errors have no effect on reported assets or cash flows or guidance.

(in thousands of U.S. dollars, except per share data)		As of and for the Year Ended December 31, 2010
Consolidated Income Statements Data:
Other non-operating income (expenses), net	As previously reported	(31,519)
	Adjustment	(31,956)
	As adjusted	(63,475)
Profit before taxes from continuing operations	As previously reported	1,870,163
	Adjustment	(31,956)
	As adjusted	1,838,207
Net profit for the period	As previously reported	1,652,233
	Adjustment	(31,956)
	As adjusted	1,620,277
Basic earnings per common share	As previously reported	$15.27
	Adjustment	$(0.30)
	As adjusted	$14.97
Diluted earnings per common share	As previously reported	$15.24
	Adjustment	$(0.29)
	As adjusted	$14.95

(in thousands of U.S. dollars)		As of and for the Year Ended December 31, 2010
Consolidated Statements of Financial Position Data:
Accumulated profits brought forward	As previously reported	1,134,354
	Adjustment	—
	As adjusted	1,134,354
Put option reserve	As previously reported	—
	Adjustment	(769,378)
	As adjusted	(769,378)
Total Equity	As previously reported	3,159,011
	Adjustment	(769,378)
	As adjusted	2,389,633
Total Current Liabilities	As previously reported	1,684,831
	Adjustment	769,378
	As adjusted	2,454,209

        The adjustments made as a result of the restatement are disclosed in Note 4, Restatement of Previously Issued Financial Statements, of the Notes to the Consolidated Financial Statements included in this Annual Report. To further review the effects of the misstatement and the restatement adjustment, see Part I—Item 3—Selected Financial Information. For a description of the control deficiencies identified by management as a result of the reassessment, and management's remediation of those deficiencies, see Part II—Item 15—Controls and Procedures.

        The previously filed Annual Report on Form 20-F and quarterly reports on Form 6-K for the periods affected by the restatement have not been amended. Accordingly, investors should apply caution on relying upon these previously released financial statements and any earnings releases or other communication relating to the affected information for these periods. Quarterly reports for fiscal 2012 will include restated results for the corresponding interim periods of fiscal 2011. All amounts in this Annual Report on Form 20-F affected by the restatement adjustments reflect such amounts as restated.

Operating Results

        Millicom finalized the sale of its operation in Laos during 2011. Accordingly this operation has been classified as a discontinued operation. The discussion below focuses on results from continuing operations.

Years Ended December 31, 2011 and 2010

        The following table sets forth certain income statements items for the periods indicated:

	Year Ended December 31,		Impact on Comparative Results for Period
	2011	2010(1) (As Restated)	Amount of Variation	Percent Change
	(in thousands of U.S. dollars, except percentages)
Revenues	4,529,597	3,920,249	609,348	16%
Cost of sales	(1,564,401)	(1,330,308)	(234,093)	18%
Gross profit	2,965,196	2,589,941	375,255	14%
Sales and marketing	(816,715)	(737,691)	(79,024)	11%
General and administrative expenses	(839,423)	(738,779)	(100,644)	14%
Other operating expenses	(95,737)	(74,933)	(20,804)	28%
Other operating income	43,700	3,192	40,508	1269%
Operating profit	1,257,021	1,041,730	215,291	21%
Interest expense	(186,523)	(214,810)	28,287	(13)%
Interest and other financial income	14,576	14,748	(172)	(1)%
Revaluation of previously held interests	—	1,060,014	(1,060,014)	(100)%
Other non operating expenses, net	(4,290)	(61,658)	57,368	(93)%
Loss from associates	(9,591)	(1,817)	(7,774)	428%
Profit before tax from continuing operations	1,071,193	1,838,207	(767,014)	(42)%
Credit (charge) for taxes	18,347	(227,096)	245,443	(108)%
Profit for the year from continuing operations	1,089,540	1,611,111	(521,571)	(32)%
Profit from discontinued operations, net of tax	39,465	11,857	27,608	233%
Non-controlling interests	(204,490)	(2,691)	(201,799)	7499%
Net profit for the year attributable to equity holders	924,515	1,620,277	(695,762)	(43)%

(1)
Restated to recognise the liability for the put option provided to our local partner in Honduras with respect to his 33% stake of our Honduras operation, and the related change in the carrying value of the liability from July 1, 2010 to December 31, 2010. A more complete description of the restatement is provided in Note 4 of the "Notes to the Consolidated Financial Statements".

        We derive our revenues mainly from the provision of communication, entertainment, solutions and information services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees, broadband internet, fixed line telephony, VOIP, data transmission, cable television and other services and equipment sales.

        Total revenues increased by 16% for the year ended December 31, 2011 to $4,530 million from $3,920 million for the year ended December 31, 2010. Excluding the effect of the movement in currencies, revenues increased by 10% year-on-year. Growth in revenue is impacted by growth in the number of customers and increasingly, the type and number of value added services purchased by customers.

Mobile Customers	2011	2010	Growth
Central America	14,626,434	13,484,996	8%
South America	11,154,612	10,139,252	10%
Africa	17,304,044	14,965,332	16%
Total	43,085,090	38,589,580	12%

As of December 31, 2011, our worldwide total mobile customer base increased by 12% to 43,085,090 from 38,589,580 as of December 31, 2010. Prepaid customers accounted for 93% or 40,098,896 of the total mobile customers.

        Our mobile attributable customer base increased to 39,630,804 customers as at December 31, 2011 from 35,514,947 customers as of December 31, 2010, also an increase of 12%.

        Capital expenditure over the last 12 months resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Strengthening of the distribution network also helped drive customer growth and make our products more accessible. We are further improving the volume and variety of products and services we provide to our customers, as well as the accessibility and availability of our products and services by using innovative distribution channels and techniques. Future revenue growth is increasingly dependent on our ability to obtain a larger proportion of our customers' disposable income through providing additional VAS and data services. Future customer growth is partly dependent on the level of capital expenditure invested in the business; on increased points of sale and on innovative product and service offerings and continued focus on a competitive value proposition. We have continued to make progress in our asset productivity initiatives and have now completed the bulk of our previously announced tower sharing initiatives.

        In Central America, Guatemala grew its mobile customer base by 13% year-on-year, El Salvador by 11% and Honduras by 1% year-on-year. In South America, total mobile customers increased by 10% with Colombia, Bolivia and Paraguay showing increases of 13%, 12% and 5% respectively. Customer growth continued to be strong in Africa. The two best performing markets in terms of net mobile customer additions were Chad, which grew by 33% year-on-year, and Tanzania, which grew by 22% year-on-year, with strong growth also in Rwanda (117%). At the end of its second full year of operation Rwanda had close to 1.2 million customers.

        Given our leading market positions and the high level of penetration in our markets we are well poised to capitalize on opportunities in cross-selling and up-selling higher value services to our existing customer base. Our focus is therefore directed toward optimizing our customer intake and retention of higher ARPU customers rather than net intake. Overall, we expect customer intake to continue to be quite volatile, with variable factors including the macro environment, seasonality, competitor promotions, registration requirements (Ghana for instance) and our own marketing activities.

        Our Cable business passes close to 1.4 million homes in Central America, and provides services to more than 550,000 households giving a penetration of 39% of homes passed. Customers take on an average of 1.3 services each and our aim is to increase our customer take-up of services by investing in network upgrades so that they are bidirectional and both broadband internet and cable TV can be accommodated.

        Total homes passed and revenue generating units for our cable businesses for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010	Growth
Homes passed (in thousands)	1,373	1,332	3%
Revenue generating units (in thousands)	721	670	8%

        Revenues:    Revenues for the years ended December 31, 2011 and 2010 by operating segment were as follows:

Revenue	2011	2010	Growth
	US$ '000	US$ '000
Central America*	1,842,166	1,641,441	12%
South America	1,706,139	1,373,877	24%
Africa	981,292	904,931	8%
Total	4,529,597	3,920,249	16%

*
During 2011 we integrated our cable and mobile operations in Central America to generate synergies. As a consequence we now report both cable and mobile operations together in the Central America segment. We have restated the segment data from 2010 to reflect the reclassification of the former cable segment.

        Central America—Revenue increased by 12% in 2011 to $1,842 million from $1,641 million for the year ended December 31, 2010. We remain focused on attracting higher quality customers in these more penetrated markets. Despite the tough economic environment in Central America, our cable business is demonstrating good growth while maintaining a healthy margin, reflecting the attractive opportunity in cable broadband and television services. In our cable business, we have significantly increased the speed offered to our broadband customers. Today around two thirds of broadband customers are enjoying speeds in excess of 1Mbps, compared to only one third two years ago.

        Local currency mobile ARPU for Central America was down 3% on last year. Across Central America, our customers have shown an increased appetite for promotions and offers built on price as they seek to optimize the use of their disposable income.

        South America—Revenue grew by 24% in 2011 to $1,706 million from $1,374 million for the year ended December 31, 2010. ARPU was higher than in the previous year, reaching $13.4, reflecting our ongoing focus on mobile data and other VAS. The aggressive marketing of 3G services across the region and of Paquetigos (bundles of minutes, SMS and Internet sold for use within a certain period of time) in Colombia and Paraguay has helped to increase ARPU.

        Africa—Revenue grew by 8% in 2011 to $981 million from $905 million for the year ended December 31, 2010. ARPU for Africa in dollar terms was 55 cents lower than in 2010 declining in 2011 due to market price pressures. In local currency, revenues were up 19% year-on-year. Recent market price pressures could contribute to a higher consumption of services (MOUs or Minutes of Use) or to an increased penetration over time.

        We have now reached EBITDA breakeven in Rwanda, just two years since our launch. We will focus on retaining the right balance between growth and profitability in Rwanda as one new player is expected to enter the market. In DRC, we experienced difficult trading conditions in Q4, as economic activity was negatively impacted during the election period. In Ghana and Senegal, the situation remained challenging, but we have taken action in terms of pricing in Ghana and investment in the network in Senegal which we expect to yield results over time.

        Our focus in 2012 will be investment in services, products, infrastructure and people as we see numerous growth opportunities in our markets including customer penetration, high value customers, continued transition to 3G networks in certain countries and value added services, in particular mobile financial services.

        Further revenue growth will likely come from all of our operations as we continue to implement our quadruple "A" and innovation strategy, particularly in the countries where we heavily promote data and new services. This strategy will continue to drive higher penetration rates and increased consumption (more MOU's and data allowances) in our markets. Our target is to stabilize ARPU through the controlled erosion of voice ARPU and the development of value added services.

        Our business is no longer only about basic communication. We already provide a broad range of experiences to our customers from communication to entertainment and financial services. As we invest to bring further innovative and affordable services to our customers, we have the ambition to continue delivering above sector average growth in revenues, cash flow generation and returns.

        Cost of sales:    Cost of sales increased by 18% for the year ended December 31, 2011 to $1,564 million from $1,330 million for the year ended December 31, 2010. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, cost of handsets and terminals, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin slightly decreased from 66% for the year ended December 31, 2010 to 65% for the year ended December 31, 2011.

        Future gross margin percentages will be mostly affected by pricing, interconnect taxes, subsidy levels and the mix of revenues generated from voice, VAS and data traffic exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin as we do not incur interconnect charges to access other networks. Gross margins on mobile financial services are lower than on communication as we incentivise the distribution network to reach critical scale.

        Sales and marketing:    Sales and marketing expenses increased by 12% for the year ended December 31, 2011 to $817 million from $738 million for the year ended December 31, 2010. Sales and marketing costs were comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, handset subsidies, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses slightly decreased from 19% for the year ended December 31, 2010 to 18% for the year ended December 31, 2011.

        Future sales and marketing costs will be impacted by the expansion of the distribution network and launch of further innovative products and services which requires higher spending on awareness point of sales materials as well as subsidy levels. We are pleased to see falling prices of 3G-enabled handsets and smartphones (50% reduction for entry-level terminals) which increases affordability and access to the data category while reducing the cost of subsidies. We may decide however, to give subsidies to more customers.

        General and administrative expenses:    General and administrative expenses increased by 14% for the year ended December 31, 2011 to $839 million from $739 million for the year ended December 31, 2010. This increase is mainly explained by expansion of networks, as well as products and services in our mobile operations, including an increase in staffing levels to accommodate Millicom's growth and higher depreciation of fixed assets other than network equipment. The costs of stock compensation reduced compared with 2010, when actual results exceeded expected for our 2008 Long Term Incentive

Plan. In addition there was an increase in legal and other costs during the year as a result of our delisting from NASDAQ, the license dispute in Senegal, the disposal of our operation in Laos and for compliance work. As a percentage of revenues, general and administrative expenses remained stable at 19% for both the years ended December 31, 2010 and 2011.

        We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement for most of its cell sites. The agreement marked Millicom's first outsourcing of passive infrastructure and is consistent with Millicom's strategy of improving both our capital and operating efficiency by focusing on our core activities. In December 2010 further sale and leaseback agreements were signed for most of the cell sites in Tanzania and DRC, and in July 2011 for most of the cell sites of our operation in Colombia. These transactions are not pure financial deals but increase operating margins as they offer the benefit of sharing assets and therefore reducing costs.

        Other operating expenses:    Other operating expenses increased by 28% for the year ended December 31, 2011 to $96 million from $75 million for the year ended December 31, 2010. The costs related to the corporate staff and other group support functions has increased, and the necessity to oversee and support the significant growth in the operating companies will contribute to increase other operating expenses. Our central costs are increasing as we strengthened our skills and competencies and with the introduction of a new organisational structure in the course of 2012.

        Other operating income:    Other operating income increased mainly as a result of gain on sale of towers. In addition income of $7 million representing a portion of $15 million received for sale of exclusivity rights to tower monetarization projects in Africa was recorded. The remaining amount will be recognised over the 2-3 year periods of exclusivity.

        Operating profit:    Operating profit for the years ended December 31, 2011 and 2010 by segment was as follows:

Operating profit	2011	2010	Growth
	US$ '000	US$ '000
Central America*	649,159	638,598	2%
South America	504,822	361,969	39%
Africa	216,865	147,737	47%
Unallocated	(113,825)	(106,574)	7%
Total	1,257,021	1,041,730	21%

Operating profit margin	2011	2010	Change in % pts
Central America*	35%	39%	(4)%
South America	30%	26%	4%
Africa	22%	16%	6%
Total	28%	27%	1%

*
During 2011 we integrated our cable and mobile operations in Central America to generate synergies. As a consequence we now report both cable and mobile operations together in the Central America segment. We have restated the segment data from 2010 to reflect the reclassification of the former cable segment.

        Operating margins in Central America decreased from 39% for the year ended December 31, 2010 to 35% for the year ended December 31, 2011, as we increased subsidies to support data growth and a shift in revenue mix with less international incoming traffic and increased VAS.

        In the future, Millicom's operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional regulatory taxes and tariffs may also negatively impact our operating profitability. We expect the operating margin to decline marginally as we ramp up operating investment in data, entertainment and solutions (including mobile financial services), and higher returns on invested capital on entertainment and solutions as these services are less capital intensive than voice. We focus more and more return on invested capital as we enter into less capital intensive activities.

        In South America, despite a decline in EBITDA margin in 2011 we continued to invest in handsets subsidies to drive data growth further and operating profit margin increased by 4%. Also contributing to the increase was a decline in depreciation and gains on disposal of assets (while we had a loss in 2010).

        In Africa, with the launch of 3G services in Rwanda, Ghana, Tanzania and a strong uptake in VAS, we were able to increase the operating margin of the African segment from 16% for the year ended December 31, 2010, to 22% for the year ended December 31, 2011.

        Interest expense:    Interest expense for the year ended December 31, 2011 decreased by 13% to $187 million, from $215 million for the year ended December 31, 2010. In the fourth quarter of 2010, Millicom 10% Senior Notes were redeemed early on December 1, 2010 as part of the strategy to move debt to operational levels. An early redemption penalty on the 10% Senior Notes and costs of raising finance in El Salvador in 2010 contributed to the higher interest expense in the 2010 year.

        Interest and other income:    Interest and other income for the year ended December 31, 2011 remained stable at $15 million compared to the year ended December 31, 2010.

        Revaluation of previously held interests:    On July 1, 2010 Millicom reached an agreement with its local partner in Honduras whereby Millicom's local partner granted Millicom an unconditional call option for the succeeding five years for his 33% stake in Telefonica Celular S.A de C.V ("Celtel"), Millicom's Honduran subsidiary and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom. As a result of this agreement Millicom has the right to control Celtel, which has been fully consolidated into the Millicom Group financial statements from July 1, 2010. In 2011 Millicom reassessed its accounting treatment for the put option and restated its 2010 financial statements with initial recognition of a $737 million liability for the put option and a corresponding equity reserve, subsequently measured at $769 million at December 31, 2010 and $745 million at December 31, 2011.

        In addition Millicom acquired a further 6% of Navega S.A. DE CV ("Navega Honduras") (formerly Metrored S.A.). As a result of these transactions Millicom has the right to control Navega Honduras. A gain of $1,060 million was recognized on revaluation of Millicom's previously held interests in Celtel and Navega Honduras in 2010. On March 13, 2009, Millicom's joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom's joint venture in Guatemala) and its previously held 49% interest in Navega Honduras a subsidiary of Navega (held by Millicom's joint venture in Honduras), recognizing a gain of $32 million in 2010.

        Other non operating (expenses) income, net:    Other non operating (expenses) income, was a net expense of $4 million for the year ended December 31, 2011 compared with a restated non operating expense of $62 million for the year ended December 31, 2010 which included $32 million of non operating expense related to the change in carrying value of the Honduras put option liability between July 1, 2010 and December 31, 2010.

        Charge for taxes:    The net tax credit for the year ended December 31, 2011 increased to $18 million from a tax charge of $227 million for the year ended December 31, 2010. A non-cash tax credit of $308 million was recorded from activation of net deferred tax assets of our Colombian operation relating to expected utilization of tax loss carry-forwards until 2015 and other timing differences related mainly to property, plant and equipment and intangible assets.

        As a consequence, the Group's effective tax rate excluding the gain on the revaluation of previously held interests in 2010 decreased significantly from 28% in 2010 to (2%) in 2011. The effective tax rate is also reducing as we see the benefit of our tax planning initiatives and the push down of debt to operating level. The rate is also lower due to two of our operations and the Company either reducing losses or reaching a positive tax base.

        Millicom has an established transfer pricing policy whereby it charges both royalties on revenues as well as management fees and business support services to most of its affiliates.

        In the future, as the business of the operating companies grows, management fees and brand fees charged by Millicom to the operating companies are expected to increase. In addition, as the Group's profit before tax increases, it will further reduce the impact of the net corporate expenses and interest on the Group's effective tax rate.

        The Group effective tax rate was also impacted by Guatemala which is taxed on revenues rather than profit before tax. Such situations could change and these operating companies could be taxed on profits before tax in future years. This would impact the Group effective tax rate.

        Net profit for the year attributable to equity holders of the Company:    The net profit for the year ended December 31, 2011 was $925 million compared to a restated net profit of $1,620 million for the year ended December 31, 2010. Profit from continuing operations decreased from $1,611 million as restated for the year ended December 31, 2010 to $1,090 million for the year ended December 31, 2011 for the reasons stated above. The profit from discontinued operations for the year ended December 31, 2011 was $39 million comprising the operating profit and net gain on disposal of the operation in Laos (see notes 6 and 7 of the notes to the consolidated financial statements) compared to a profit from discontinued operations for the year ended December 31, 2010 of $12 million.

Years Ended December 31, 2010 and 2009

        The following table sets forth certain income statements items for the periods indicated:

	Year Ended December 31,		Impact on Comparative Results for Period
	2010(1) (As Restated)	2009	Amount of Variation	Percent Change
	(in thousands of U.S. dollars, except percentages)
Revenues	3,920,249	3,372,727	547,522	16%
Cost of sales	(1,330,308)	(1,202,902)	(127,406)	11%
Gross profit	2,589,941	2,169,825	420,116	19%
Sales and marketing	(737,691)	(647,009)	(90,682)	14%
General and administrative expenses	(738,779)	(606,213)	(132,566)	22%
Other operating expenses	(74,933)	(65,580)	(9,353)	14%
Other operating income	3,192	—	3,192	N/A
Operating profit	1,041,730	851,023	190,707	22%
Interest expense	(214,810)	(173,475)	(41,335)	24%
Interest and other financial income	14,748	11,573	3,175	27%
Revaluation of previously held interests	1,060,014	32,319	1,027,695	3180%
Other non operating expenses, net	(61,658)	(32,181)	(29,477)	(92)%
Loss (profit) from associates	(1,817)	2,329	(4,146)	(178)%
Profit before tax from continuing operations	1,838,207	691,588	1,146,619	166%
Charge for taxes	(227,096)	(187,998)	(39,098)	21%
Profit for the year from continuing operations	1,611,111	503,590	1,107,521	220%
Profit from discontinued operations, net of tax	11,857	300,342	(288,485)	(96)%
Non-controlling interests	(2,691)	46,856	(49,547)	(106)%
Net profit for the year attributable to equity holders	1,620,277	850,788	769,489	90%

(1)
Restated to recognise the liability for the put option provided to our local partner in Honduras for his 33% stake of our Honduras operation, and the related change in the carrying value of the liability from July 1, 2010 to December 31, 2010. A more complete description of the restatement is provided in Note 4 of the "Notes to the Consolidated Financial Statements".

        We earn revenue mainly from provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services, other services and equipment sales, and cable services such as broadband internet, fixed line telephony, VOIP, data transmission and cable television.

        Total revenues increased by 16% for the year ended December 31, 2010 to $3,920 million from $3,373 million for the year ended December 31, 2009. Excluding the effect of the movement in currencies, revenues increased by 10.6% year-on-year. Growth in revenue is impacted by growth in the number of customers and increasingly, the type and number of value added services purchased by customers.

Mobile Customers	2010	2009	Growth
Central America	13,484,996	12,901,710	5%
South America	10,139,252	8,815,217	15%
Africa	14,965,332	12,203,177	23%
Total	38,589,580	33,920,104	14%

As of December 31, 2010, our worldwide total mobile customer base increased by 14% to 38,589,580 from 33,920,104 as of December 31, 2009. Prepaid customers accounted for 93% or 36,123,812 of the total mobile customers.

        Our mobile attributable customer base increased to 35,514,947 customers as at December 31, 2010 from 29,715,765 customers as of December 31, 2009, an increase of 20%.

        Capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Expansion of the distribution network also helped drive customer growth and consumption by increasing the number of points of sale where we sell our products, making the products more accessible. Future customer growth is partly dependent on the level of capital expenditure invested in the business; increased points of sale; innovative product development and a competitive value proposition.

        In Central America, Guatemala grew its mobile customer base by 17% year-on-year, Honduras declined by 6% year-on-year and El Salvador by 2%. In South America, total mobile customers increased by 15% with Bolivia, Colombia and Paraguay showing increases of 19%, 15% and 13% respectively. Customer growth was particularly strong in Africa. The two best performing markets in terms of net mobile customer additions were Chad, which grew by 41% year-on-year, and Tanzania, which grew by 13% year-on-year, with strong growth also in DRC, 43%, and Ghana 14%. In Senegal, net mobile customers continue to increase by 13% year-on-year, despite the dispute with the Senegalese government regarding the Sentel license (see note 32) and the launch of a new Mobile Virtual Network Operator (MNVO) in the third quarter of 2009. At the end of its first full year of operation Rwanda had 550,000 customers.

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

        Central America—Revenue increased by 8% in 2010 to $1,416 million from $1,315 million for the year ended December 31, 2009. Revenues in Central America are heavily impacted by remittances from the US.

        Local currency ARPU for Central America was up 1% on last year, recovering from significant declines in 2009 with Honduras showing the weakest trend. The main factor of the decline in Honduras was the new tax on inbound international traffic introduced in July. A similar tax was introduced in El Salvador at the end of 2009 which had a similar impact. In addition, the interconnect rate in El Salvador and Honduras was cut in the last quarter of 2009, with tariffs being reduced accordingly. Across Central America, our customers have shown an increased appetite for promotions and offers built on price as they seek to optimize the use of their disposable income.

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

        Cable—Revenues in 2010 for Cable were $226 million. Despite the tough economic environment in Central America, our Cable business is demonstrating good growth, reflecting the attractive opportunity in cable broadband and TV.

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

        Cost of sales:    Cost of sales increased by 11% for the year ended December 31, 2010 to $1,330 million from $1,203 million for the year ended December 31, 2009. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, cost of handsets and terminals, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin slightly increased from 64% for the year ended December 31, 2009 to 66% for the year ended December 31, 2010.

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

        Other operating expenses:    Other operating expenses increased by 14% for the year ended December 31, 2010 to $75 million from $66 million for the year ended December 31, 2009. The costs related to the corporate staff and other group support functions has increased, and the necessity to oversee and support the significant growth in the operating companies will contribute to increase other operating expenses.

        Other operating income:    Other operating income increased mainly as a result of gain on sale of towers.

        Operating profit:    Operating profit for the years ended December 31, 2010 and 2009 by segment were as follows:

Operating profit	2010	2009	Growth
	US$ '000	US$ '000
Central America	599,396	584,341	3%
South America	361,969	227,904	59%
Africa	147,737	84,582	75%
Cable	39,202	31,295	25%
Unallocated	(106,574)	(77,099)	38%
Total	1,041,730	851,023	22%

Operating profit margin	2010	2009	Change in % pts
Central America	42%	44%	(2)%
South America	26%	21%	5%
Africa	16%	11%	5%
Cable	17%	16%	1%
Total	27%	25%	2%

        Operating margin in Central America decreased from 44% for the year ended December 31, 2009 to 42% for the year ended December 31, 2010, reflecting the impact of increasing taxes on calls in Honduras and El Salvador.

        In South America, we were able to improve our operating margins due to the improving performance of our Colombian operations where the margin improved from negative 7% in 2009 to positive 5% for 2010. Operating margin for our South America operating segment overall increased from 21% for the year ended December 31, 2009 to 26% for the year ended December 31, 2010

        In Africa, increasing depreciation charges from Millicom's high capital expenditure in the region as it aggressively rolled out the triple "A" operating strategy for the region negatively impacted operating margins. Nevertheless, this led to an increase in Africa operating profit margin from 11% for the year ended December 31, 2009, to 16% for the year ended December 31, 2010. During 2009, Millicom's operation in the DRC moved equipment to focus on the two regions with the highest economic activity in the country until the economic circumstances in the rest of the country improve.

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

        Other non operating expenses, net:    Other non operating expenses were a restated net expense of $62 million for the year ended December 31, 2010. The increase, of $30 million, is primarily related to the change in carrying value of the liability for the put option provided to our local partner in Honduras. Otherwise other non operating (expenses) income remained broadly consistent with the expense of $32 million for the year ended December 31, 2009 and mainly represents exchange losses and fair value adjustments on hedges whereas in 2009 this represented exchange losses.

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

        Net profit for the year attributable to equity holders of the company:    The net profit for the year ended December 31, 2010 was $1,620 million as restated, compared to a net profit of $851 million for the year ended December 31, 2009. Profit from continuing operations increased from $504 million for the year ended December 31, 2009 to $1,611 million as restated, for the year ended December 31, 2010 for the reasons stated above. The profit from discontinued operations for the year ended December 31, 2010 was $12 million compared to a profit from discontinued operations for the year ended December 31, 2009 of $300 million (including a $289 million net gain on disposals of Millicom's operations in Cambodia and Sri Lanka—see notes 6 and 7).

Liquidity and Capital Resources

Overview

        The Group manages its financing structure and cash flow requirements based on its overall strategy and objectives, deploying financial and other resources related to those objectives.

        The Company is in a position to control its sources of funds to finance corporate level costs, dividend payments to shareholders, and share buyback programs. Sources of funds are cash from operations, internal and external financing as well as cash inflows from sales of operations. Funding decisions are made based upon a number of internal and external factors, including required amounts and timing of outflows, internal and external availability of funds, cost of financing and other strategic objectives.

        As at December 31, 2011, $205 million, (2010: $288 million) of the Group' cash and cash equivalents balance is at holding company level in Luxembourg and a further $14 million (2010: $74 million) in holding companies in countries subject to low or no withholding tax on repatriation to Luxembourg.

        If funds at foreign operating subsidiary level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.

        We believe that our funding and working capital are sufficient for our present requirements. Further discussion on financial related risks including liquidity is provided in note 34 of the Notes to the Consolidated Financial Statements.

        As of December 31, 2011, Millicom's total consolidated outstanding debt and other financing was $2,438 million (2010: $2,352 million). These amounts represent the consolidated indebtedness of our subsidiaries and joint ventures. No debt or other financing was held at the level of the Company.

        We seek to finance the costs of developing and expanding mobile operations mainly at operating level on a country-by-country basis. Operations are typically financed initially by contributions from Millicom in the form of equity, shareholder loans and, in some cases, debt. In most of our operations we have replaced such equity and debt with third party financing, which, after initial stages of an operating company's development, is non-recourse to Millicom whenever possible. Sources of financing at the operating company level have included; vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation ("IFC"), PROPARCO, FMO, EKN and the Overseas Private Investment Corporation ("OPIC") bank credit.

        We seek to obtain financing in local currency to limit the impact of currency fluctuations, although this is not always possible due either to absence of long term credit facilities, or lack of commercially acceptable facilities.

Cash Upstreaming

        Progressive improvement in operating and financial performance of our operations has enabled ongoing upstream of excess cash to the Company. This is accomplished through a combination of dividends, royalties, business support services, technical service fees and shareholder loan repayments. For the year ended December 31, 2011, we upstreamed $912 million from 11 of the 15 countries in which we operate. This and previously upstreamed cash was used to partly fund payment of $494 million of dividends, to fund purchase of $498 million of shares in a share buy-back program, and will be used for further investment and distributions to shareholders or for external growth if appropriate. In 2010, we upstreamed $819 million from 8 of 14 main countries in which we operated. In 2009, we upstreamed $591 million from 9 of 14 main countries in which we operated.

Cash Flows

Years Ended December 31, 2011 and 2010

        For the year ended December 31, 2011, cash provided by operating activities was $1,611 million, compared to $1,372 million for the year ended December 31, 2010. The increase is mainly due to growth in profitability and tower monetarization activities as described in the preceding paragraphs.

        Cash used by investing activities was $672 million for the year ended December 31, 2011, compared to $528 million for the year ended December 31, 2010. In the year ended December 31, 2011 Millicom used $20 million for investments in associates and to acquire subsidiaries (see notes 5 and 6 of the notes to the consolidated financial statements), compared to a use of $5 million for the year ended December 31, 2010. Millicom also used $700 million to purchase property, plant and equipment compared to $597 million for the same period in 2010.

        Cash used by financing activities was $1,107 million for the year ended December 31, 2011, compared to $1,335 million for the year ended December 31, 2010. In the year ended December 31, 2011, we returned $498 million to shareholders under a share buy-back program, $494 million in dividend distributions (extraordinary dividend of $3.00 per share and ordinary dividend of $1.80 per share) and repaid debt of $792 million while raising funds of $703 million through new financing and $1 million through the issuance of shares.

        The net cash inflow provided by discontinued operations was $53 million for the year ended December 31, 2011 (mainly related to the net proceeds from the sale of Millicom's operations in Laos) compared to nil in 2010.

        The net cash outflow for the year ended December 31, 2011 was $142 million compared to an outflow of $488 million for the year ended December 31, 2010. Millicom had closing cash and cash equivalents balances of $881 million as at December 31, 2011 compared to $1,023 million as at December 31, 2010.

Years Ended December 31, 2010 and 2009

        For the year ended December 31, 2010, cash provided by operating activities was $1,372 million, compared to $1,225 million for the year ended December 31, 2009. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

        Cash used by investing activities was $528 million for the year ended December 31, 2010, compared to $930 million for the year ended December 31, 2009. In the year ended December 31, 2010 Millicom used $5 million in the acquisition of joint ventures and subsidiaries (see note 5), compared to a use of $53 million for the year ended December 31, 2009. Millicom also used $597 million to purchase property, plant and equipment compared to $727 million for the same period in 2009.

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

Acquisitions and acquisition option agreements

        In 2011 Millicom acquired minor investments in businesses for consideration of $9 million.

        On July 1, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom's local partner granted Millicom an unconditional call option for the succeeding five years for his 33% stake in Celtel, Millicom's Honduras operation, and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom. As a result of this agreement Millicom has the right to control Celtel, which has been fully consolidated into the Millicom Group financial statements from July 1, 2010. Previously, the results of the Honduras operations were proportionately consolidated.

        A liability representing the redemption value of the put option of $769 million was recorded in the restated Consolidated Statement of Financial Position at December 31, 2010 and a non operating expense of $32 million recorded in the restated Consolidated Statement of Income, representing the change in carrying value of the put option liability between July 1, 2010 and December 31, 2010.

        In addition Millicom acquired a further 6% of Navega Honduras. As a result of this transactions Millicom has the right to control Navega Honduras and from August 20, 2010 Navega Honduras has been fully consolidated into the Millicom Group financial statements. Previously, the Honduras operations were proportionately consolidated.

        Millicom revalued at fair value its previously held 66.7% interest in Celtel and 60.7% in Navega Honduras, recognizing a gain of $1,060 million. The fair values of Celtel and Navega Honduras were determined based on a discounted cash flow calculation.

        In 2009, Millicom's joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. ("Navega") and Millicom acquired the remaining non-controlling interest in its operation in Chad. Millicom's share of the Navega acquisition cost amounted to $49 million and Millicom's share of the net cash acquired amounted to $10 million; net cash used for this acquisition therefore amounted to $39 million. The initial consideration for the remaining non-controlling interest in Chad amounted to $8 million and was paid in cash. As certain conditions were met, two additional payments of $1 million each were made.

Divestments and shareholding alignments

        In July 2011, Millicom's operation in Colombia signed a sale and lease-back agreement with a subsidiary of American Towers, for most of their tower assets. Approximately 63% of the towers under this agreement have been sold in 2011 and the remaining towers are expected to be transferred in 2012. The carrying value of the portion of the remaining towers that will not be leased back and any related liabilities have been classified respectively as assets held for sale and liabilities directly associated with assets held for sale.

        On March 9, 2011 Millicom completed the sale of its Asian business segment with the sale of Laos.

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

Capital Expenditures

        Our capital expenditure on property, plant and equipment, licenses and other intangibles by operating segment (including discontinued operations) for the years ended December 31, 2011, 2010, and 2009 was as follows:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Central America*	222,031	208,105	175,307
South America	323,932	244,499	163,045
Africa	296,688	277,613	398,244
Unallocated items and discontinued operations	5,866	16,713	79,964
Total	848,517	746,930	816,560

*
During 2011 we integrated our cable and mobile operations in Central America to generate synergies. As a consequence we now report both cable and mobile operations together in the Central American segment. We have restated the segment data from 2009 to 2020 to reflect the reclassification of the former cable segment.

        Capital expenditure over the last 12 months resulted in acquisition of addition spectrum and improvements in the quality of our networks and increased capacity and coverage which attracted additional customers.

        In 2010 we incurred capital expenditures related to our new operation in Rwanda and the roll out of tigo® across the rest of our African operations in 2010.

Commitments to Purchase Network Equipment within One Year

        As of December 31, 2011, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $370 million from a number of suppliers, of which $348 million was within one year and $22 million more than one year. We expect to meet these commitments from our current cash balance and from cash generated from our operations.

        As of December 31, 2010, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $207 million from a number of suppliers, of which $200 million was within one year and $7 million more than one year.

Financing

        We finance our operations on a country-by-country basis aiming at locating debt at operational level to improve our tax efficiency and to mitigate country risk. As our local operations become more established and local financial markets become more developed, we have been able to finance at the level of our operations, increasingly in local currency on a non-recourse basis. As of December 31, 2011, 100% of our debt was at operational level, and 52% of this debt was denominated in local currency.

        Millicom's total consolidated indebtedness as of December 31, 2011 was $2,438 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, and pledged deposits) was $1,507 million. Our annual interest expense for the years ended December 31, 2011 and 2010 was $187 million and $215 million, respectively.

10% Senior Notes

        On November 30, 2010 Millicom repurchased the remaining outstanding 10% Senior Notes for $490 million representing $459 million of principal, $23 million of interest to December 1, 2010 and $8 million early redemption penalty.

        The Notes were initially issued on November 24, 2003, in the aggregate principal amount of $550 million of which $90 million were repurchased in 2007. The Notes were bearing interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, and were originally due on December 1, 2013.

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by operation is as follows:

	2011	2010
	US$ '000	US$ '000
Colombia(i)	543,412	522,994
El Salvador(ii)	436,679	435,279
Honduras(iii)	258,383	207,277
Tanzania(iv)	197,270	207,086
Guatemala(v)	221,364	163,631
Ghana(vi)	118,426	158,183
Cable Central America(vii)	131,834	133,816
Chad(viii)	107,767	107,227
Paraguay(ix)	98,222	105,700
Bolivia(x)	70,831	99,085
DRC(xi)	96,343	94,151
Other	157,747	117,607
Total other debt and financing	2,438,278	2,352,036
Of which:
Due after more than 1 year	1,816,852	1,796,572
Due within 1 year	621,426	555,464

        Other significant individual financing facilities are described below:

(i)    Colombia

        In March 2008, Colombia Móvil S.A. E.S.P ("Colombia Móvil"), Millicom's operation in Colombia, entered into a COP391 billion, 5 year facility with a club of Colombian banks. This facility bears interest at Deposits to Fixed Terms ("DTF") plus 4.5% and is 50% guaranteed by the Company. As at December 31, 2011, $93 million (2010: $176 million) was outstanding on this facility.

        Colombia Móvil S.A. E.S.P. also had local currency loans from its non-controlling shareholders outstanding as at December 31, 2011 of $264 million (2010: $308 million). These loans bear interest at DTF plus 4.15% and mature between 2014 and 2015.

        In addition, as at December 31, 2011 Colombia Móvil S.A. E.S.P. had $116 million (2010: $39 million) of other debt and financing, in US$ and local currency as well as finance lease payables of $52 million relating to lease of tower space from ATC Infraco S.A.S.

(ii)   El Salvador

        On September 23, 2010, Telemóvil Finance Co. Ltd., a fully owned subsidiary of Millicom in the Cayman Islands issued $450 million aggregate principal amount of 8% Senior Unsecured Guaranteed Notes (the "8% Senior Notes") due on October 1, 2017. The 8% Senior Notes were issued for $444 million representing 98.68% of the aggregate principal amount. Distribution and other transaction fees of $9 million reduced the total proceeds from issuance to $435 million. The 8% Senior Notes have an 8% per annum coupon with an 8.25% yield and are payable semi-annually in arrears on April 1 and October 1. The effective interest rate is 8.76%.

        The 8% Senior Notes are general unsecured obligations of Telemóvil Finance Co. Ltd and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 8% Senior Notes are guaranteed by Telemóvil El Salvador, S.A., a Millicom subsidiary.

        Telemóvil Finance Co. Ltd has options to partially or fully redeem the 8% Senior Notes as follows:

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
  (iii)
  Redemption of up to 35% of the original principal of the 8% Senior Notes if, prior to October 1, 2013, Telemóvil El Salvador receives proceeds from issuance of shares, at a repurchase price of 108% of the principal amount to be redeemed plus accrued and unpaid interest and all other amounts due, if any, on the redeemed notes.

        If either Millicom, Telemóvil Finance Co. Ltd or Telemóvil El Salvador, S.A. experience a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require repurchase of its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        In September 2006, Telemóvil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. This loan was fully repaid in 2010.

        In December 2008, Telemóvil El Salvador S.A., entered into a $12 million 2 year loan with Banco Agrícola Comercial S.A. The loan bears interest at $ LIBOR plus 6%. This loan was fully repaid in 2010.

        In December 2009, El Salvador entered into a 2 year loan with Scotiabank, bearing interest at $ LIBOR plus 5.0%. This loan was fully repaid in 2010.

(iii) Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with several local and international banks maturing between 2012 and 2016. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2011 between 4% and 11% (2010: between 6.25% and 16.5%). As at December 31, 2011, the amount of outstanding debt under these facilities was $258 million.

(iv)  Tanzania

        In December 2008, Millicom Tanzania Limited, Millicom's operation in Tanzania entered into facilities totaling $228 million comprising of a five year local currency syndicated tranche for TZS95 billion at the 180 days treasury Bill rate plus 3%, a seven year $116 million EKN guaranteed financing with 45% of the facility fixed at 4.1% and 55% of the facility at $ LIBOR plus 0.665% and a seven year $40 million tranche with Proparco at $ LIBOR plus 2.5%. All tranches are 100% guaranteed by the Company. As at December 31, 2011, the amount outstanding under these facilities was $155 million (2010: $200 million).

        In March 2007, Millicom Tanzania Limited entered into a 5 year Citi-Opic facility, bearing interest at a rate of $ LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2011 amounted to $2 million (2010: $7 million).

        In December 2010, the operation signed a sale and lease-back agreement with Helios Towers Tanzania, a direct subsidiary of Helios Towers Africa, for most of its cell sites, to be transferred to Helios Towers in 2011 and 2012. As at December 31, 2011, $40 million was outstanding on the finance lease as part of the lease back agreement.

(v)   Guatemala

        In 2011 Comcel and its sister companies Asesoria en Telecomunicaciones S.A. (Asertel), Distribuidora Central de Comunicaciones, S.A. (COCENSA), Distribuidora Internacional de Comunicaciones, S.A. (INTERNACOM) and Distribuidora de Comunicaciones de Occidente, S.A. (COOCSA) entered into a $215 million syndicated loan with Citibank, Scotiabank, Banco General, RBC and HSBC which was fully disbursed in 2011, Millicom's share of the facility at December 31, 2011 amounted to $118 million.

        As at December 31, 2011, Comcel had financing of $27 million (Millicom's share of outstanding debt) with Citibank bearing a fixed rate of 4.40% (2010: $28 million), and $70 million with Bancolombia and Blue Tower maturing between 2012 and 2017 bearing a floating interest rate between 5.00% and 5.06% (2010: $71 million) and other financing with local banks of the equivalent of $6 million (2010: nil).

        Comcel also had another 5 year facility with IFC for $100 million, bearing interest at $ LIBOR plus 4.50%. This loan was fully repaid during 2011 (2010: $64 million).

(vi)  Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60 million local 5 year Facility. The loan bears interest at $ LIBOR plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at $ LIBOR plus 2.25% was arranged. As at December 31, 2011, $72 million (2010: $102 million) was outstanding under these facilities.

        In December 2009 the operation entered into a 3.5 year $22 million Ericsson arranged financing with EKN and Nordea priced at $ LIBOR + 0.85% fully guaranteed by the Company. As at December 31, 2011, $19 million was outstanding under this facility (2010: $15 million).

        In January 2010, the operation signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its cell sites, to be transferred to Helios Towers in 2010 and 2011. As at December 31, 2011, $27 million was outstanding on the finance lease as part of the lease back agreement (2010: $41 million).

(vii) Cable Central America

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

        During the course of 2010 Millicom's cable businesses in Honduras and Costa Rica obtained financing under a $105 million 7 year club deal fixed rate facility with HSBC, Bancocolombia and Citibank bearing interest at 6.7% in Costa Rica and a $30 million 7 year bilateral fixed rate financing from Banco Industrial bearing interest at 7% in Honduras. As at December 31, 2011, $99 million was outstanding under the facility in Costa Rica (2010: $104 million) and $33 million for the facility in Honduras (2010: $29 million).

(viii)  Chad

        In May and August 2007, Millicom's operation in Chad signed respectively a $31 million 5 year Facility with China Development Bank bearing interest at $ LIBOR +2% and a Euro15 million 5 year Facility with Proparco bearing interest at Euribor +2%. As at December 31, 2011 $3 and $4 million respectively (2010: $13 and $8 million respectively) were outstanding under these facilities, both guaranteed by the Company.

        In May 2009, Millicom Chad entered into a XAF6 billion 5 year Facility co-arranged by Societe Generale Cameroun and Financial Bank priced at a fixed interest rate of 7%, fully guaranteed by the Company. At the same date, Millicom Chad signed a XAF21 billion 5 year Subordinated Facility with Societe Generale Tchad with interest at TIAO +1.85% and guaranteed by Nordea. This guarantee is secured by a pledged deposit of $44 million by the Company (see note 19). As at December 31, 2011 $12 and $41 million respectively were outstanding under these facilities (2010: $12 million and $43 million respectively).

        In December 2009 the operation signed a XAF9.25 billion 5 year fixed rate financing with the IFC bearing interest at 8%. This facility is guaranteed by Millicom. As at December 31, 2011 the amount outstanding under this facility was $17 million (2010: $18 million).

        In January 2010 the operation entered into a 3 year deferred payment agreement with Huawei for $50 million, guaranteed by Millicom and bearing interest at LIBOR +3.75%. As at December 31, 2011 the amount outstanding under this agreement was $15 million (2010: $13 million).

        In July 2010, Millicom Chad signed a XAF 8 billion 5 year Facility co-arranged by Proparco and BICEC (Banque Internationale du Cameron pour l'Epargne et Le Credit) at a fixed interest rate of 8%, guaranteed by Millicom. As at December 31, 2011 the amount outstanding under this facility was $15 million (2010: nil).

(ix)  Paraguay

        In July 2008, Telefonica Cellular Del Paraguay S.A. (Telecel), Millicom's operation in Paraguay entered into a $107 million, 8 year loan with the European Investment Bank ("EIB"). The loan bears interest at rates between $ LIBOR plus 0.234% and $ LIBOR plus 0.667%. The outstanding amount as at December 31, 2011 was $95 million (2010: $100 million). The EIB loan is guaranteed for commercial risks by a group of banks. The commission guarantee fee is 1.25% per annum.

        In addition as at December 31, 2011, Telecel had $3 million (2010: $6 million) of other debt and financing outstanding.

(x)   Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20 million was provided directly by the FMO, is repayable over 7 years and bears interest at $ LIBOR plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard Bank, is repayable over 5 years and bears interest at $ LIBOR plus 2%. Both tranches are guaranteed by the Company. As of December 31, 2011, $16 million of this financing agreement was outstanding (2010: $25 million).

        In March 2008, Telecel Bolivia signed a 4 year and 9 months financing agreement for $30 million with International Finance Corporation. The loan bears interest at $ LIBOR plus 2% and is fully guaranteed by the Company. As of December 31, 2011, $8 million of this financing agreement was outstanding (2010: $17 million).

        In addition to the above, Telecel Bolivia had $46 million of other debt and financing outstanding as at December 31, 2011 (2010: $44 million). This additional debt comprises 7 bilateral loans in local currency bearing a fixed rate ranging from 4.5% to 6.5% and maturing between December 2012 and December 2016.

        During 2011 supplier financing from Huawei (at interest rates of $ LIBOR plus 2%) and FPLT amounting to $13 million was repaid.

(xi)  Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2011, $35 million was outstanding under this facility (2010: $55 million).

        In September 2009, Oasis entered into a 7 year $80 million financing with the IFC guaranteed by Millicom and bearing interest at LIBOR +5%. As at December 31, 2011 the outstanding amount under this facility was $28 million (2010: $17 million).

        In addition at December 31, 2011, Oasis had other debt and financing of $33 million (2010: $22 million), mainly consisting of $17 million of finance leases related to towers and $16 million of vendor financing from Huawei, bearing interest at Libor + 3% and guaranteed by Millicom.

Guarantees

        In the normal course of business, the Company has issued guarantees to secure certain obligations of some of its operations under bank financing agreements. As of December 31, 2011, the Company has issued $718 million of guarantees (2010: $762 million). This represents the outstanding amount under the total guarantees.

Pledged assets

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company as at December 31, 2011 is $1,384 million (2010: $1,380 million). The assets pledged by the Group for these debts and financings at the same date amount to $383 million (2010: $411 million).

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

Trend Information

        Innovation continues to be a major focus of the Group as we seek to continue growing revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers' disposable income. In the course of 2011, we increased the contribution to recurring revenues from value added services from 25% in the first quarter to almost 29% in the fourth quarter. We expect innovation to be a key driver of growth in the years ahead mainly with 3G in the short to medium term and possibly with mobile financial services in the long run.

        We have developed a number of non-traditional distribution channels in our operations to expand our market share and reduce our operating costs. However, a risk exists that as new competitors enter our markets and price competition intensifies, our prepaid customers may move from one mobile operator to another. This also has the effect of driving prices down, thus eroding profitability of mobile operators. In addition, there is the risk of additional taxes, especially in those countries that face budget constraints. We believe our strong service coverage, branding, innovation, increasing use of non-traditional distribution channels, competitive tariffs and brand strength will enable us to compete effectively in our markets.

Research and Development, Patents and Licenses

        As we established an early presence in most of the markets in which we operate, we have been able to secure our licenses at relatively low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. Where necessary, we enter into partnerships with prominent local business partners through companies over which we typically exercise management control.

        We do not engage in research and development activities and we do not own any patents.

Off-Balance Sheet and Other Arrangements

        Millicom has a number of commitments and contingencies, as described in Note 32 to the consolidated financial statements.

Critical Accounting Policies

        The consolidated financial statements as of December 31, 2011 are prepared in accordance with consolidation and accounting policies consistent with those of previous financial years.

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

Basis of Consolidation

        Entities over which we have control are fully consolidated. Entities over which we have joint control are consolidated using the proportional method that combines our proportional share of assets, liabilities, income and expenses. The definition of control is the power to govern the financial and operating policies of an entity so as to obtain benefits from it, and is based on criteria such as the ability to vote at shareholder and board of director level. The method of consolidation for each entity is based on management's assessments as to whether they have full or joint control.

Functional and presentation currencies

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of each subsidiary, joint venture and associates reflects the economic substance of the underlying events and circumstances of these entities. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in countries with different currencies. The Group's consolidated financial statements are presented in U.S. dollars (the "presentation currency"). The functional currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

Goodwill

        Goodwill represents the excess of cost of an acquisition over the Group's share in the fair value of identifiable assets less liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate at the date of the transaction. If the fair value of identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can only be determined provisionally, then Millicom initially accounts for goodwill using provisional values. Within twelve months of the acquisition date, Millicom then recognizes any adjustments to the provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to provisional fair values are made as if the adjusted fair values had been recognized from the acquisition date. Goodwill on acquisition of subsidiaries and joint ventures is included in "intangible assets, net". Goodwill on acquisition of associates is included in "investments in associates". Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

Financial Instruments that contain obligations to purchase own equity instruments

        Contracts that contain obligations for the Company to purchase its own equity instruments for cash or other financial assets are initially recorded as financial liabilities based on the present value of the redemption amounts with a corresponding reserve in equity. Subsequently the carrying value of the liability is remeasured at the present value of the redemption amount with changes in carrying value recorded in other non-operating (expenses) income, net. If the contracts expire without delivery, the carrying amounts of the financial liabilities are reclassified to equity.

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

Borrowings and transaction costs

        Borrowings are initially recognized at fair value, net of directly attributable transaction costs. After initial recognition borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the effective interest rate. Any difference between the initial amount and the maturity amount is recognized in the consolidated income statement over the period of the borrowing.

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Provisions

        Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

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

        Subscription products and services are deferred and amortized over the estimated life of the customer relationship. Related costs are also deferred, to the extent of the revenues deferred, and amortized over the estimated life of the customer relationship. The estimated life of the customer relationship is calculated based on the percentage of historical disconnections for the same type of customer.

        Where customers purchase a specified amount of airtime in advance, revenues are recognized as credit is used. Unutilized airtime is carried in the statement of financial position and is included in deferred revenue within "other current liabilities".

        Revenues from value added content services such as video messaging, ringtones, games etc., are recognised net of payments to the providers of these services when the providers are responsible for the contents and for determining the price paid by the customer and, as such, the Group is considered to be acting in substance as an agent only. Where the Group is responsible for the content and determines the price paid by the customer the revenue is recognised gross.

        Revenues from the sale of handsets and accessories on a stand-alone basis without multiple deliverables) are recognized when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer.

        Revenue arrangements with multiple deliverables ("Bundled Offers" such as equipment and services sold together) are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or using the residual method. Revenue is then recognized separately for each unit of accounting.

Share based Compensation

        Up until May 2006, share options were granted to Directors, management and key employees. The fair value of the equity instruments granted in exchange for the services received was recognized as an expense over the vesting periods which ended in 2010. The total amount to be expensed over the vesting period was determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Non market vesting conditions were included in assumptions about the number of options that were expected to vest. At each statement of financial position date, the Group revised its estimate of the number of options that were expected to vest. It recognized the impact of the revision of original estimates in the consolidated income statement, with a corresponding adjustment to equity. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

        Subsequent to May 2006, share awards have been granted to the Directors, management and key employees.

        The cost of these equity transactions was recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions were fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognized for equity settled transactions at each reporting date until the vesting date reflect the extent to which vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

        No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. Such awards are treated as vesting irrespective of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification which increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

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

Recent Accounting Developments

IFRS Developments

        The consolidated financial statements as of December 31, 2011 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

        There are no IFRS's or IFRIC interpretations that are effective for the first time for the financial year beginning January 1, 2011 that would be expected to have a material impact on the Group.

        The following standards, amendments and interpretations issued are not effective for the financial year beginning January 1, 2011 and have not been early adopted.

  •
  IFRS 9, 'Financial Instruments', addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value, and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9's full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2015.

  •
  IFRS 10, 'Consolidated Financial Statements' build on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is yet to assess IFRS 10's full impact and intends to adopt IFRS 10 no later than the accounting period beginning on or after January 1, 2013.

  •
  IFRS 11, 'Joint Arrangements', sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. The standard removes the option of accounting for joint ventures using proportionate consolidate, and requires equity accounting to be applied to joint ventures. The standard is effective for annual periods beginning on or after January 1, 2013.

  •
  IFRS 12, 'Disclosure of interests in other entities' includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is yet to assess IFRS 12's full impact and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

  •
  IFRS 13. 'Fair Value Measurement' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS's. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Group is yet to assess IFRS 13's full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2012.

  •
  IAS 1, Presentation of Financial Statements—amendment to revise the way other comprehensive income is presented, which retains the 'one or two statement' approach at the option of the entity and only revises the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9). The amendment is effective for annual periods beginning on or after January 1, 2012.

  •
  IAS 27, Consolidated and Separate Financial Statements, reissued as IAS 27 Separate Financial Statements, as a result of issuance of IFRS 10, Consolidated Financial Statements. The standard is effective for annual periods beginning on or after January 1, 2013.

  •
  IAS 28, Investments in Associates and Joint Ventures, reissued as IAS 28 Investments in Associates, as a result of issuance of IFRS 11, Joint Arrangements. The standard is effective for annual periods beginning on or after January 1, 2013.

        There are no other IFRS's or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Tabular Disclosure of Contractual Obligations

Contractual Obligations

        The Group has various contractual obligations to make future payments, including debt agreements, a contractual obligation for a put option, payables for license fees and lease obligations.

The following table summarizes our obligations under these contracts due by period as of December 31, 2011.

	Within 1 year	Within 2 - 5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (after unamortized financing fees)	621,426	1,173,904	642,948	2,438,278
Put option	745,145	—	—	745,145
Future interest commitments	135,667	342,098	26,484	504,249
Finance leases	36,507	153,212	263,303	453,022
Operating leases	62,480	157,843	18,587	238,910
Capital expenditure	348,016	22,409	—	370,425
Total	1,949,241	1,849,466	951,322	4,750,029

        The following table summarizes our obligations under these contracts due by period as of December 31, 2010.

	Within 1 year	Within 2 - 5 years	After 5 years	Total
	(in thousands of U.S. dollars)
Debt (after unamortized financing fees)	555,464	1,162,320	634,252	2,352,036
Put option	769,378	—	—	769,378
Future interest commitments	145,664	346,193	26,109	517,966
Finance leases	6,874	33,438	79,430	119,742
Operating leases	63,375	235,195	143,390	441,960
Capital expenditure	199,628	7,212	—	206,840
Total	1,740,383	1,784,358	883,181	4,407,922

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Directors

        Millicom's directors are as follows:

Name	Position	Independent	Year first Elected	Date of Expiration of Term
Mr. Allen Sangines-Krause(i)(iv)	Chairman	Yes	2008	May 2012
Mr. Hans Holger Albrecht	Member	Yes	2010	May 2012
Ms. Mia Brunell Livfors(iv)	Member	No	2007	May 2012
Ms. Donna Cordner	Member	Yes	2004	May 2012
Mr. Paul Donovan	Member	Yes	2009	May 2012
Mr. Omari Issa	Member	Yes	2010	May 2012
Mr. Daniel Johannesson(ii)	Member	Yes	2003	May 2011
Mr. Michel Massart(ii)	Member	Yes	2003	May 2011
Mr. Kim Ignatius(iii)	Member	Yes	2011	May 2012

(i)
Appointed as Chairman on May 25, 2010.

(ii)
Up to May 31, 2011

(iii)
From May 31, 2011

(iv)
Not independent from major shareholders (Kinnevik Investment AB)

        Mr. Allen Sangines-Krause (born 1959)—Chairman, Non-executive Director, Chairman of the Compensation Committee and Member of the Nominations Committee.    Mr. Sangines-Krause was elected to the Board of Millicom in May 2008 and appointed as Chairman in May 2010. He worked for Goldman Sachs between 1993 and 2007, working in a variety of senior positions from Chief Operating Officer for Latin America based in Mexico City and New York and most recently as Managing Director out of London. Prior to joining Goldman Sachs, Mr. Sangines-Krause was with Casa de Bolsa Inverlat, in Mexico, and before that he was a Founding Partner of Fidem, S.C., a Mexican investment bank, which was acquired by Casa de Bolsa Inverlat in 1991. Mr. Sangines-Krause currently sits on the Board of Investment AB Kinnevik and is Chairman of Rasaland, a real estate investment fund. He is a member of the Council of the Graduate School of Arts and Sciences of Harvard University.

        Mr. Hans-Holger Albrecht (born 1963)—Non-executive Director and Member of the Compensation Committee.    Mr. Albrecht was elected to the Board of Millicom in May 2010 and is President and CEO of Modern Times Group MTG AB, a position he has held since 2000. During this period, MTG's broadcasting operations have expanded strongly from its core Nordic and Baltic regions to become one of the leading commercial broadcasters in Europe. Before joining MTG in 1997, Mr Albrecht worked for Daimler-Benz and for the Luxembourg-based media group CLT, where he was responsible for all television activities and for business development in Germany and Eastern Europe. Mr. Albrecht is co-Chairman of CTC Media Inc, the largest commercial television broadcaster in Russia, in which MTG has a 38.9% stake, and a member of the Board of the International Emmy Association in New York. He was born in Brussels, Belgium and studied at the University of Freiburg in Germany, at Yale University in the USA, and at the University of Bochum, Germany, where he received a Master of Law degree.

        Ms. Mia Brunell Livfors (born 1965)—Non-executive Director and Member of the Compensation Committee and Chairman of the CSR Committee.    Ms. Brunell Livfors was elected to the Board of Millicom in May 2007. From August 2006, Ms. Brunell Livfors has been Chief Executive Officer of Investment AB Kinnevik ("Kinnevik"), a Swedish public company managing a portfolio of long-term investments in a number of public companies such as Millicom. Ms. Brunell Livfors joined Kinnevik owned company Modern Times Group MTG AB in 1992, and was appointed Chief Financial Officer in 2001. As Chief Financial Officer, Ms. Brunell played a central role in MTG's development. Currently, Ms. Brunell Livfors is a member of the Board of Directors of Korsnäs AB, Tele2 AB, CDON AB, Metro International S.A., Transcom WorldWide S.A., Modern Times Group (MTG) and Hennes & Mauritz AB (H&M).

        Ms. Donna Cordner (born 1956)—Non-executive Director and Member of the Audit Committee and CSR Committee.    Ms. Cordner was elected to the Board of Millicom in May 2004. She was formerly a Managing Director and Global Head of Telecommunications and Media Structured Finance at Citigroup. She has also held senior management positions at Société Générale and ABN Amro Bank N.V. in the U.S. and Europe, including as Director of ABN's Latin American Telecommunications Project Finance and Advisory Group. Until July 2005, Ms. Cordner was the Chief Executive Officer of HOFKAM Limited, which is the largest rural microfinance company in Uganda, and continues to advise HOFKAM as a consultant. She was named Executive Vice President of Corporate Finance and Treasury for Tele2AB effective March 2007 and was Market Area Director and Chief Executive Officer for Russia between March 2008 and July 2009.

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

        Mr. Kim Ignatius (born 1956)—Non-executive Director and Chairman of the Audit Committee.    Mr. Ignatius was elected to the Board of Millicom in May 2011. He is the CFO of Sanoma Corporation, the European media group, which he joined in 2008. Previously, Mr Ignatius was EVP and CFO of TeliaSonera AB between 2003 and 2008 and EVP and CFO of Sonera Oyj between 2000 and 2002. Before joining Sonera, Mr. Ignatius was Group CFO and a member of the Executive Board of Tamro Oyj, a leading pharmaceutical distributor listed on the Helsinki Stock Exchange, between 1997 and 2000. From 1984 to 1996 he worked for Amer Group in a variety of finance and general management roles in both North America and Europe. He started his career with Oy Hanke-Palsbo Ab and Fruehauf Corporation in a series of finance roles. Mr. Ignatius graduated with a B.Sc Economics from the Aalto University School of Economics in Helsinki.

Board Practices

        On May 30, 2011, Millicom voluntarily delisted its ordinary shares from NASDAQ in the United States and consolidated the listing of its shares onto one single exchange, NASDAQ OMX Stockholm. The Company maintains the current listing of its shares as Swedish Depository Receipts ("SDRs") on NASDAQ OMX Stockholm, which became Millicom's primary listing effective on June 3 2011. As at the end of 2011, 93% of total shares are in the form of SDR's. Ordinary shares are still traded OTC in the US.

        With the primary listing in Stockholm, Millicom intends to deregister under US rules when it is eligible to do so, and will continue to be subject to NASDAQ OMX Stockholm's listing rules and reporting requirements and the high standards of corporate governance prevalent in Sweden. The Company has been bound by the Swedish Code of Corporate Governance (the "Code") as from 30 May 2011. Before that date, Millicom applied the corporate governance rules of the NASDAQ Stock Market in the US.

        Millicom's Board of Directors has developed and continuously evaluates its work procedures in line with the corporate governance rules of NASDAQ in the US, and since May 30, 2011 the Swedish Code, regarding reporting, disclosure and other requirements applicable to listed companies. The Board's work procedures also take into account the requirements of the US Sarbanes-Oxley Act of 2002 to the extent it applies to the Company.

        The Board has adopted work procedures to divide the work between the Board and the President and Chief Executive Officer ("the CEO"). The Chairman has discussions with each member of the

Board regarding the work procedures and the evaluation of the Board work. The other members of the Board evaluate the performance of the Chairman each year. The Board also evaluates yearly the performance of the CEO. The main task of the Board committees (Audit, Nomination, Compensation and CSR) is to work on behalf of the Board within their respective areas of responsibility. From time to time, the Board delegates authority to an "ad hoc" committee so that it may resolve a specific matter on its own without having to go before the full Board for approval.

        The Board of Directors has adopted a corporate policy manual, Millicom's central reference for all matters relating to its corporate governance policy. Regional policies that are more stringent or detailed than those set out in the corporate policy manual are adopted as necessary. The Company's Code of Ethics is a part of the corporate policy manual. All senior managers and members of the Board of Directors must sign a statement acknowledging that they have read, understood and will comply with the Code of Ethics.

        In 2011, the Board had 5 meetings in person and 3 by telephone.

        The work of the Board is divided between the Board and its principal committees:

  •
  the Audit Committee,

  •
  the Compensation Committee,

  •
  the Corporate Social Responsibility ("CSR") Committee, and

  •
  the Nominations Committee.

        Audit Committee.    Millicom's directors have established an Audit Committee that convenes at least four times a year, comprising four directors, Mr. Ignatius (Chairman and financial expert) from May 31, 2011 (replacing Mr. Michel Massart who was the Chairman and financial expert until May 31, 2011), Mr. Donovan, Mr. Issa and Ms. Cordner. This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of external auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements (including compliance with Sarbanes Oxley Act), accounting standards, independence of external auditors, audit fees, the internal audit function, the fraud risk assessment, risk management and ensuring that an effective system of internal financial controls exists. The ultimate responsibility for reviewing and approving Millicom's annual report and accounts remains with the Board. The Audit Committee met 9 times during 2011 and Millicom's external auditors participated in each such meeting.

        Compensation Committee.    Millicom's Compensation Committee is chaired by Mr. Sangines-Krause who replaced Mr. Johannesson on May 31, 2011. The two other members of the committee are Mr. Albrecht and Ms. Brunell Livfors. Ms. Brunell became a member of the Committee after the Annual Meeting of Shareholders on May 29, 2007 and Mr. Albrecht became a member after the Annual Meeting of Shareholders on May 2011 replacing Mr. Donovan. Ms. Brunell Livfors is a non-independent director and Mr. Albrecht is an independent director.

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

        CSR Committee.    Millicom's directors have established a Corporate Social Responsibility (CSR) Committee that convenes at least two times a year, comprising two directors, Ms. Brunell Livfors

(Chairman) and Ms. Cordner. This committee has responsibility for overseeing and making recommendations to the Board regarding the management of CSR.

        Nominations Committee.    From January 1, 2011 until May 31, 2011 Millicom's Nominations Committee was chaired by Mr. Johannesson. The two other members were Mr. Albrecht and Mr. Sangines Krause.

        On May 31, 2011, for the purpose of being compliant with the Swedish Code of Corporate Governance, the Shareholders decided on a new procedure to appoint the members of the Nomination Committee, in substance as follows:

        A Nomination Committee of major shareholders in Millicom was formed during October 2011 in consultation with the larger shareholders of the Company as per September 30, 2011 and in accordance with the resolution of the 2011 Annual General Meeting. The Nomination Committee should consist of at least three members, with a majority representing the larger shareholders of the Company. The Nomination Committee is comprised of Cristina Stenbeck, on behalf of Investment AB Kinnevik, Kerstin Stenberg on behalf of Swedbank Robur funds and Allen Sangines-Krause in his capacity as Chairman of the Board of Directors in Millicom. (Mr. Allen Sangines Krause is also a member of the Board of Investment AB Kinnevik.)

        The Nomination Committee is responsible for preparing proposals for the election of Directors of the Board, Chairman of the Board and auditor, in the case that an auditor should be elected, and their remuneration as well as a proposal on the Chairman of the Annual General Meeting.

        Corporate Policy Manual.    The Board has adopted a Corporate Policy Manual, which is Millicom's central reference for all matters relating to its corporate governance policy and other policies in the areas of ethics, accounting, human resources, etc. Regional policies that are more stringent or detailed than those set out in the Millicom Corporate Policy Manual are adopted as necessary. The Code of Ethics is a part of the Millicom Corporate Policy Manual. The Company's directors, senior executives and Group employees receive the Code of Ethics upon joining Millicom and must acknowledge that they have read, understood and will comply with the Code of Ethics.

        Directors' Service Agreements.    None of Millicom's directors have entered into service agreements with Millicom or any of its subsidiaries providing for benefits upon termination of their respective directorships.

Remuneration of Directors

        The remuneration of the members of the Board of Directors of the Company (the "Board") comprises an annual fee. Between May 2006 and May 2010 Directors' remuneration also included share based compensation (restricted shares) and until May 2006 Directors were issued share options. Director remuneration is proposed by the Nominations Committee and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration charge for the Board for the years ended December 31, 2011, 2010 and 2009 was as follows:

			Other members of the board
	Chairman
					Total
	No. of shares and share options		No. of shares and share options	US$ '000
		US$ '000			US$ '000
2011
Fees		203		697	900
Total		203		697	900
2010
Fees		77		444	521
Share based compensation:(i)
Restricted shares(ii)	1,007	82	4,270	350	432
Total		159		794	953
2009
Fees		106		584	690
Share based compensation:(i)
Restricted shares(ii)	1,441	81	5,111	287	368
Total		187		871	1,058

(i)
See note 24 of the notes to the consolidated financial statements.

(ii)
Restricted shares cannot be sold for one year from date of issue.

        The number of shares and share options beneficially owned by the Directors as at December 31, 2011 and 2010 was as follows:

	Chairman	Other members of the Board	Total
2011
Shares	2,318	19,560	21,878
Share options	—	10,000	10,000
2010
Shares	2,318	73,158	75,476
Share options	—	35,000	35,000

Shareholdings and Stock Options at December 31, 2011

	Number of shares held	Number of shares over which options are held
Mr. Allen Sangines-Krause	2,318	—
Mr. Kim Ignatius	—	—
Mr. Hans Holger Albrecht	610	—
Ms. Mia Brunell Livfors	2,359	—
Ms. Donna Cordner	14,625	10,000
Mr. Paul Donovan	1,356	—
Mr. Omari Issa	610	—

Director Remuneration

	2011 US$ '000	2010(1) US$ '000	2009(1) US$ '000
Mr. Allen Sangines-Krause	203	159	119
Mr. Kim Ignatius	142	—	—
Mr. Hans Holger Albrecht	99	96	—
Ms. Mia Brunell Livfors	99	105	132
Ms. Donna Cordner	119	115	119
Mr. Paul Donovan	119	124	146
Mr. Omari Issa	119	115	—
Mr. Daniel Johannesson (former director)	—	105	209
Mr. Michel Massart (former director)	—	134	174
Mr. Kent Atkinson (former director)	—	—	159
Total	900	953	1,058

(1)
Includes cash and share based compensation. Cash compensation converted from Euros to USD at average exchange rates for each year.

Senior Management and Employees

Senior Executive Team

Name	Position
Mikael Grahne	President and Chief Executive Officer (CEO)
François-Xavier Roger	Chief Financial Officer (CFO)
Mario Zanotti	COO Categories and Global Sourcing
Regis Romero	COO Global Markets
Jo Leclère	Chief HR Officer

        Mikael Grahne, (born 1953)—President and Chief Executive Officer.    Mikael Grahne was appointed Chief Executive Officer in March 2009; he joined Millicom in February 2002 as the Chief Operating Officer, having previously been President of Seagram Latin America. Prior to joining Seagram, he was the regional president of a division of the EMEA region at PepsiCo and held various senior management positions with Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki, Finland.

        François-Xavier Roger, (born 1962)—Chief Financial Officer.    François-Xavier Roger joined Millicom in September 2008 from Groupe Danone where he served as Vice-President Corporate Finance since 2006 and previously as Chief Financial Officer for Danone Asia from 2000 to 2005. Prior to this, he worked at Sanofi Aventis and at Hoechst Marion Roussel (now Sanofi) where he held finance positions for Hoechst in Asia, Africa and Latin America. He majored in Marketing for his MBA at The Ohio State University and has a Master's degree in Major Accounting from Audencia Business School in France.

        Mario Zanotti, (born 1962)—Chief of Latin America (COO Categories and Global Sourcing from January 2012).    Mario Zanotti was appointed Chief of Latin America in 2008 having previously been Head of Central America since 2002 having joined Millicom in 1992 as a General Manager of Telecel in Paraguay. In 1998 he became Managing Director of Tele2 Italy and in 2000 he was appointed Chief Executive Officer of YXK Systems. Before joining Millicom he worked as an electrical engineer at the Itaipu Hydroelectric Power Plant and later as Chief Engineer of the biggest electrical contractor company in Paraguay. He has a degree in Electrical Engineering from the Pontificia Universidade Catolica in Porto Alegre, Brazil and an MBA from INCAE and the Universidad Catolica de Asuncion, Paraguay.

        Regis Romero, (born 1971)—Chief of Africa (COO Global Markets from January 2012).    Regis Romero was appointed Chief of Africa in 2008. He has been with Millicom since 1998, previously as Commercial Manager in Bolivia, then as Chief Operating Officer in Paraguay and as Co-Head of Africa since 2006. Prior to joining Millicom, Mr. Romero worked as investment consultant for Interamerican Development Bank in Paraguay. He has a Bachelors' degree in Business Administration from National University, California, United States of America. He also holds a Master's degree in Business Management from EDAN in Asuncion, Paraguay.

        Jo Leclère, (born 1966)—Chief HR Officer.    Jo Leclère was appointed Chief HR Officer of Millicom in 2011. He joined Millicom in February 2009 as Head of Reward & Performance, having previously been VP Operations Europe at NorthgateArinso, a global HR consulting and outsourcing provider. Prior to this position, he was HR Services Director at PricewaterhouseCoopers. He holds a master's degree in Law, a postgraduate degree in Tax and a bachelor's degree in Economics.

Remuneration of Officers

        The remuneration of the Officers of the Company ("Officers") comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. The bonus and share based compensation plans are based on actual performance (including individual and Group performance). Share based compensation is granted once a year by the Compensation Committee of the Board. Since 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") are proposed by the Compensation Committee and approved by the Board and the annual base salary and other benefits of the Chief Financial Officer ("CFO") and Chief Operating Officers ("COO's") were proposed by the CEO and approved by the Compensation Committee.

        The remuneration charge for the Officers for the years ended December 31, 2011, 2010 and 2009 was as follows:

	Current Chief Executive Officer	Former Chief Executive Officer		Chief Financial Officer
	US$ '000	US$ '000		US$ '000
2011
Base salary	1,323	—		676
Bonus	1,915	—		798
Pension	406	—		105
Other benefits	158			71
Total	3,802	—		1,650
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	2,862	—		1,267
2010
Base salary	1,261	—		614
Bonus	1,823	—		624
Pension	385	—		112
Other benefits	178			74
Total	3,647	—		1,424
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	2,874	—		1,243
Charge for share options	5	—		—
2009
Base salary	1,380	2,349		625
Bonus	1,988	1,388		503
Other benefits	142	—		—
Total	3,510	3,737		1,128
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	1,598	(2,829	)(iii)	129
Charge for share options	16	10		—

(i)
See note 24.

(ii)
Share awards of 34,937 and 14,814 were granted in 2011 under the 2011 LTIPs to the CEO and CFO. Share awards of 41,628 and 19,891 were granted in 2010 under the 2010 LTIPs to the CEO and CFO. Share awards of 35,011 and 13,323 were granted under the 2009 LTIPs to the CEO and CFO.

(iii)
Reversal for non-vested shares of the former CEO, Marc Beuls.

        The number of shares and unvested share awards beneficially owned by the senior management as at December 31, 2011 and 2010 was as follows:

	Chief Executive Officer	Chief Financial Officer	Total
2011
Shares	666,193	7,800	673,993
Share awards not vested	105,063	45,228	150,291
2010
Shares	648,647	905	649,552
Share awards not vested	99,431	37,720	137,151

Severance Payments

        If the employment of Millicom's senior executives is terminated, severance of up to 12 months salary is potentially payable.

Employees

        The average number of permanent employees during the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Continuing operations	6,526	6,109	5,937
Discontinued operations	128	237	1,852
Total average number of permanent employees	6,654	6,346	7,789

Long-term incentive plans

  2008

        Long term incentive awards for 2008 ("2008 LTIPs") were approved by Millicom's Board of Directors on December 4, 2007. The awards consisted of a performance shares plan and a matching share award plan. Shares granted under the performance share plan vested at the end of a three year period, on meeting a performance condition related to Millicom's "earnings per share" ("EPS"). The achievement of a certain level of this condition, measured at the end of the three year period, resulted in the vesting of a specific percentage of shares to each employee in the plan.

        The matching share award plan requires employees to invest in shares of the Company in order to be eligible for matching shares. Shares awarded under this plan vested at the end of a three year period, on meeting market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of a peer group of companies during the three-year period of the plan. A fair value per share was determined and applied to the total potential number of matching shares and was expensed over the vesting period.

        In 2011, 148,585 shares were issued under the 2008 performance shares plan and 28,795 shares issued under the matching share award plan.

        The total charge for the 2008 LTIPs of $25 million was recorded over the service period including $20 million in 2010 when conditions connected to the plan previously not expected to be met, were fulfilled (2008 to 2010).

  2009

        Long term incentive awards for 2009 ("2009 LTIPs") were approved by Millicom's Board of Directors on June 16, 2009. The 2009 LTIPs consist of a deferred share awards plan and a performance shares plan.

        Shares granted under the deferred plan are based on past performance and vested 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

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

        In 2011, 3,804 shares were issued under the 2009 performance shares plan and 26,023 shares issued under the deferred share plan.

        The total charge for the 2009 LTIPs of $11 million was recorded over the service period (2009 to 2011).

  2010

        Long term incentive awards for 2010 ("2010 LTIPs") were approved by Millicom's Board of Directors on November 27, 2009. The 2010 LTIPs consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

        In 2011, 706 shares were issued under the 2010 performance shares plan and 25,243 shares issued under the deferred share plan.

        The total charge for the 2010 LTIPs was estimated as of December 31, 2011 at $15 million, and is being recorded over the service period (2010 to 2012).

  2011

        Long term incentive awards for 2011 ("2011 LTIPs") were approved by Millicom's Board of Directors on February 1, 2011. The 2011 LTIPs consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

        Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2012 and January 1, 2013 and 67% on January 1, 2014.

        Shares granted under the performance plan vest at the end of the three year period, subject to performance conditions, 50% based on Return on Capital Investment (ROIC) and 50% based on EPS. Prior to September 2011, the vesting conditions were 50% based on EPS and 50% on a market condition that was based on the ranking of the TSR of Millicom compared to the FTSE Global Telecoms Index adjusted to add three peer companies ("Adjusted Global Telecoms Index"). As this index was discontinued during 2011, the Compensation Committee approved the replacement of this condition with the ROIC condition. As a result the total estimated charge of the 2011 LTIPs increased from $19 million to $20 million.

        In 2011, no shares were issued under either the deferred share awards plan or the performance shares plan.

        The total charge for the 2011 LTIPs was estimated as of December 31, 2011 at $20 million, and is being recorded over the service period (2011 to 2013).

        The number of share awards expected to vest under the long term incentive plans is as follows:

	Performance shares 2011	Deferred share awards 2011	Performance shares 2010	Deferred share awards 2010	Performance shares 2009	Deferred share awards 2009
Plan share awards	105,643	145,687	81,862	153,960	124,254	172,352
Share awards granted(i)	2,935	3,800	6,771	12,043	9,875	10,677
Revision for actual and expected forfeitures	(12,947)	(19,130)	(17,425)	(26,612)	(21,127)	(36,501)
Revision for expectations in respect of performance conditions	—	—	—	—	—	—
Shares issued	—	—	(706)	(25,243)	(4,416)	(53,337)
Share awards expected to vest	95,631	130,357	70,502	114,148	108,586	93,191

(i)
Additional shares granted including consideration for the impact of the special dividend paid in 2011 (see note 29)

Options

        The market price of the Company's shares as at December 31, 2011 was the SEK equivalent of $100.20 (2010: $95.60).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2011	Weighted average exercise price	Number exercisable at December 31, 2011
20.56	20.56	35,000	20.56	35,000
25.05 - 29.75	26.93	33,332	26.93	33,332
31.88 - 35.91	35.16	66,664	35.16	66,664
20.56 - 35.91	29.34	134,996	29.34	134,996

        Share options outstanding at the end of the year have the following expiry date and exercise prices:

Date issued	Number of options outstanding as at December 31, 2011	Exercise price $	Terms of option
May 1996, May 1997, May 1998, May 2000 and May 2004	99,996	25.05 - 35.91	Exercisable immediately. Options have an indefinite life.
May 2005	35,000	20.56	Exercisable immediately. Options have a twenty year life.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

        The table below sets out certain information known to Millicom as at February 15, 2012, unless indicated otherwise, with respect to beneficial ownership of Millicom common share, par value $1.50 each, by:

  •
  each person who beneficially owns more than 5% of Millicom common stock, and

  •
  significant related parties to Millicom.

Shareholder	Amount of Shares	Percentage
Investment AB Kinnevik	37,835,438	36%
Stenbeck Family	874,542	1%

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

Related Party Transactions

        The Company conducts transactions with its principal shareholder, Investment AB Kinnevik ("Kinnevik") and subsidiaries, and with tower companies in which it holds a direct or indirect equity interest in Ghana, DRC, Tanzania and Colombia. Transactions with related parties are conducted on normal commercial terms and conditions. There are no loans made by Millicom to or for the benefit of these related parties.

  Kinnevik

        The Company's principal shareholder is Kinnevik. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper industries and financial services. As of December 31, 2011 Kinnevik owned approximately 36% (2010: 35%) of the issued shares of Millicom. During 2011 and 2010, Kinnevik did not purchase any Millicom shares.

        During 2011 and 2010 the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services.

  Helios Towers and American Towers

        The Group acquired a 40% equity investment in the associate company Helios Towers Ghana in 2010 and in the associate companies Helios Towers DRC, Helios Towers Tanzania and American Towers Colombia in 2011 ("Tower companies"). The Company sold and leases back a portion of its tower assets in each of these countries and receives related tower operation and management services (see note 7). The Group has future lease commitments in respect of the Tower companies (see note 32).

        The following transactions were conducted with related parties:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Purchases of goods and services (Kinnevik)	5,958	4,000	1,000
Lease of towers and related services (Associates)	21,864	8,738	—
Gain on sale of towers (Associates)	54,419	7,521	—
Total	82,241	20,259	1,000

        As at December 31, the Company had the following balances with related parties:

	2011	2010
	US$ '000	US$ '000
Payables
Finance lease payables	126,823	41,253
Other accounts payable	10,077	637
Total	136,900	41,890
Receivables from sale of towers	76,677	—

ITEM 8.    FINANCIAL INFORMATION

Financial Statements and Other Information

        We file our financial statements under Item 18.

Legal Proceedings

        Millicom is a party to various litigation or arbitration matters in almost each jurisdiction in which we operate, but in management's opinion these matters will not, either singly or taken together, have a material negative impact on our financial position or operations.

Dividend Policy and Share Buyback Program(s)

        Holders of Millicom common shares are entitled to receive dividends proportionately when, as and if declared by the Company's Board of Directors, subject to Luxembourg legal reserve requirements and approval of shareholders at general meetings. Millicom paid its first cash dividend to its shareholders in 2008. In the past, Millicom retained any earnings for use in the operation and expansion of its business.

        On February 8, 2012 Millicom announced that the Board will propose to the May 29, 2012 Annual General Meeting of the Shareholders (AGM) a policy of paying an annual dividend of not less than 30% of annual normalized net profit, subject to a minimum annual dividend of $2.00 per share. Previously and since November 30, 2009 when the policy was initial proposed, the policy was to pay not less than 25% of annual net income, subject to a minimum annual dividend of $1.20 per share. On the same day Millicom announced that the Board would propose to the AGM a dividend distribution of $2.40 per share to be paid out of Millicom's profits for the year ended December 31, 2011, subject to the Board's approval of the 2011 Consolidated Financial Statements of the Group (see note 29 of the notes to the consolidated financial statements).

        On the same day, Millicom announced that the Board had approved a new share buyback program to return an amount of $300 million to shareholders in 2012.

        On December 2, 2011 an extraordinary dividend of $3.00 per share to be paid out of Millicom's profits for the year ended December 31, 2010 was approved at an Extraordinary General Meeting and distributed in December 2011 (see note 29 of the notes to the consolidated financial statements).

        On May 31, 2011 a dividend distribution of $1.80 per share to be paid out of Millicom's profits for the year ended December 31, 2010 was approved by the shareholders at the Annual General Meeting and distributed in June 2011 (see note 29 of the notes to the consolidated financial statements).

        On February 9, 2011 Millicom announced that the Board had approved a new share buyback program to return an amount of up to $300 million to shareholders by the end of May 2011.

        On May 25, 2010 an ordinary dividend of $1.40 per share and a special dividend of $4.60 per share to be paid out of Millicom's profits for the year ended December 31, 2009 were approved by the shareholders and distributed in May 2010 (see note 29). On the same date a share buyback program of $300 million was approved by the shareholders. This program was completed before the end of 2010 with 3.3 million shares bought at an average price of $92.21 in open market purchase on NASDAQ.

Significant Changes

        No significant adverse change has occurred since the date of the consolidated financial statements.

ITEM 9.    THE OFFER AND LISTING

        The principal trading market of Millicom common stock is the NASDAQ OMX Stockholm. The Company's shares are also traded over the counter (OTC) in the United States of America ("US").

        As announced on April 19, 2011, Millicom delisted its ordinary shares from NASDAQ in the US at the end of May 2011 and consolidated the listing of its shares in the form of Swedish Depository Receipts (SDRs) on NASDAQ OMX in Stockholm as from June 3, 2011. On May 20, 2011, Millicom filed a Form 25 with the U.S. Securities and Exchange Commission relating to voluntary delisting of its ordinary shares from NASDAQ in the US. The last day of trading of Millicom ordinary shares on NASDAQ in the U.S. was May 27, 2011. We intend to terminate the registration of our common shares under the Exchange Act once the applicable conditions are met. The Company has thereby maintained the current listing of its shares as Swedish Depository Receipts ("SDRs") on NASDAQ OMX Stockholm, which has become Millicom's primary listing.

        On February 16, 2004, an Extraordinary General Meeting of Millicom passed a resolution approving a stock split of the issued shares of Millicom by exchanging one existing ordinary share with a par value of $6.00 for four new ordinary shares with a par value of $1.50 each, which became effective on February 20, 2004.

        All figures presented are based upon the market price for Millicom shares on NASDAQ in the US until May 2011 and subsequently the US$ equivalent of Millicom's SEK denominated SDR's on NASDAQ OMX in Stockholm, and a par value of $1.50 per share.

	High	Low
Year ended December 31, 2007	$127.40	$60.21
Year ended December 31, 2008	$122.97	$24.75
Year ended December 31, 2009	$79.19	$31.50
First Quarter 2010	$90.51	$68.06
Second Quarter 2010	$94.29	$75.31
Third Quarter 2010	$102.72	$80.02
Fourth Quarter 2010	$101.57	$86.53
Year ended December 31, 2010	$102.72	$68.06
First Quarter 2011	$98.94	$97.25
Second Quarter 2011	$117.00	$93.80
Third Quarter 2011	$121.00	$91.50
September 2011	$113.80	$91.50
October 2011	$115.00	$94.00
November 2011	$114.03	$97.01
December 2011	$109.00	$98.50
Fourth Quarter 2011	$115.00	$94.00
Year ended December 31, 2011	$121.00	$84.19
January 2012	$104.89	$98.30
February 2012	$113.50	$98.01

        On March 1, 2012, the closing market price for Millicom SDRs on NASDAQ OMX Stockholm was the SEK equivalent of $111.32. Since mid November 2011, the average trading volume in the US is close to 5% of the total trading volume of Millicom shares.

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

        The articles of incorporation of Millicom define its purpose as follows: "... to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise".

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

Shares

        Rights attached to the shares—Millicom has only one class of shares, common shares, and each share entitles its holder to:

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

Shareholders' Meetings

        General meetings of shareholders are convened by convening notice published in the Luxembourg Official Gazette and in a Luxembourg newspaper. According to article 18 of the articles of incorporation of Millicom, the board of directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year on the date provided for in the articles of incorporation, which is the last Tuesday in May each year. The 2011 AGM will take place in Luxembourg on May 29, 2012 at 10:00 a.m (Central European Time). Other meetings can be convened as necessary.

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

Disclosure of Shareholder Ownership

        There are no provisions in Millicom's articles of incorporation according to which Millicom shareholders must disclose to Millicom their reaching of a certain ownership threshold. As required by the Luxembourg law on transparency obligations of January 11, 2008 (the "Transparency Law"), any person who acquires or disposes of shares in Millicom's capital must notify Millicom's board of directors of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reaches, exceeds or falls below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applies to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law. As per the Articles of Association, the requirements of the Transparency Law also apply where the mentioned proportion reaches, exceeds or falls below a threshold of 3%.

Material Contracts

8% Senior Notes

        On September 23, 2010, Telemóvil Finance Co. Ltd., a fully owned subsidiary of Millicom in the Cayman Islands issued $450 million aggregate principal amount of 8% Senior Unsecured Guaranteed Notes (the "8% Senior Notes") due on October 1, 2017. The 8% Senior Notes were issued for $444 million representing 98.68% of the aggregate principal amount. Distribution and other transaction fees of $9 million reduced the total proceeds from issuance to $435 million. The 8% Senior Notes have an 8% per annum coupon with an 8.25% yield and bear interest at 8% per annum, payable semi-annually in arrears on April

        The 8% Senior Notes are general unsecured obligations of Telemóvil Finance Co. Ltd. and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 8% Senior Notes are guaranteed by Telemóvil El Salvador, S.A., a Millicom subsidiary.

        Telemóvil Finance Co. Ltd has options to partially or fully redeem the 8% Senior Notes as follows:

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
  (iii)
  Redemption of up to 35% of the original principal of the 8% Senior Notes if, prior to October 1, 2013, Telemóvil El Salvador receives proceeds from issuance of shares, at a repurchase price of 108% of the principal amount to be redeemed plus accrued and unpaid interest and all other amounts due, if any, on the redeemed notes.

        If either Millicom or Telemóvil Finance Co. Ltd or Telemóvil El Salvador S.A. experience a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

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

Non-Luxembourg Holders

        Under the Luxembourg domestic tax law (Article 147 of the Luxembourg Income Tax Law, hereafter: "ITL"), dividends distributed by the Company to a qualifying Non-Luxembourg Holder should be exempt from withholding tax provided that, at the date the dividend is placed at the disposal of the Non-Luxembourg Holder, the latter holds or commits to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company's share capital or of an acquisition price of at least EUR 1,200,000. A qualifying Non-Luxembourg holder is (i) an entity covered by article 2 of the amended Council Directive (90/435/EEC) of July 23, 1990 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member

States (the "EU Parent Subsidiary Directive") or its Luxembourg permanent establishment, (ii) a fully taxable company resident in a State which concluded a double tax treaty with Luxembourg, under the condition that the company is subject to a tax corresponding to Luxembourg corporate income tax ("CIT"), or its Luxembourg permanent establishment, (iii) a taxable share capital company resident in Switzerland without benefitting from an exemption or (iv) a share capital or cooperative company resident in a State that is part of the European Economic Area other than a Member State of the European Union, provided that the company is subject to a tax corresponding to Luxembourg CIT, or its Luxembourg permanent establishment.

        The participation through an entity which is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the fraction held in the equity of such entity.

        Furthermore, if the conditions for the above exemption are not fulfilled, Non-Luxembourg Holders, provided they are resident in a country with which Luxembourg has concluded a treaty for the avoidance of double taxation, may be entitled to claim treaty relief under the conditions and subject to the limitations set forth in the relevant treaty. For example, the United States of America (hereafter "US") and Luxembourg are each a party to the convention between the US and the Grand Duchy of Luxembourg with respect to taxes on income and capital (the "US Treaty") for the purpose of avoiding double taxation. Article 10 (2) of the US Treaty provides that dividends, as defined in the US Treaty, may also be taxed in the contracting State of which the company paying the dividends is a resident (e.g. Luxembourg), but if the beneficial owner of the dividends is a company resident of the other contracting State (e.g. US) and if certain other conditions of the US Treaty are met, the tax so charged shall not exceed 5 percent or the dividend shall not be taxable in Luxembourg. Otherwise, the tax so charged shall not exceed 15 percent of the gross amount of the dividends. Please note that a resident of a contracting State shall in principle be entitled to the benefits of the US Treaty only if it is a "qualified resident" as defined in Article 24 of the US Treaty.

Luxembourg Holders

        Under the Luxembourg domestic tax law (Article 147 ITL), dividends distributed by the Company to a qualifying Luxembourg Corporate Holder should be exempt from withholding tax provided that, at the date the dividend is placed at the disposal of the Luxembourg holder, the latter holds or commits to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company's share capital or of an acquisition price of at least EUR 1,200,000. A qualifying Luxembourg Corporate Holder is, inter alia, (i) a Luxembourg entity covered by article 2 of the EU Parent Subsidiary Directive or (ii) a Luxembourg resident fully taxable share capital company not listed in the appendix of paragraph (10) of article 166 ITL. If such exemption from Luxembourg withholding tax on dividends does not apply, a Luxembourg Corporate Holder should be entitled either to a tax credit or to a tax refund.

        Dividends distributed by the Company to a Luxembourg Individual Holder are subject to a 15% withholding tax of the gross dividend. However, a Luxembourg Individual Holder may be entitled either to a tax credit or to a tax refund.

Luxembourg income tax on dividends and capital gains

Luxembourg Corporate Holders

        For Luxembourg Corporate Holders, under Luxembourg domestic tax law, dividends distributed by the Company and gains realized on the sale of shares in the Company are, in principle, subject to Luxembourg CIT and municipal business tax ("MBT"). In addition a surcharge of 5% on the CIT is payable to the employment fund. The combined rate (including the contribution to the employment fund) will range between 28.80% and 34.05% depending on the municipality where the Luxembourg Corporate Holder is established (each of the percentages is based on the 2012 MBT rates). Dividends can, however, benefit either from a full exemption if the conditions of Article 166 ITL are met or from a 50% exemption (Article 115 (15a) ITL). Capital gains realized by Luxembourg Corporate Holders are exempt if the conditions of the Grand Ducal Decree of December 21, 2001 (as amended) are fulfilled.

        According to Article 166 ITL dividends distributed by the Company to a qualifying Luxembourg Corporate Holder should be exempt from CIT and MBT provided that, at the date the dividend is placed at the disposal of the Luxembourg Corporate Holder, the latter holds or commits to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company or of an acquisition price of at least EUR 1,200,000. According to the Grand-Ducal Decree of December 21, 2001, capital gains realized by a qualifying Luxembourg Corporate Holder should be exempt from CIT and MBT provided that, at the date the capital gain is realized, the Luxembourg corporate holder has been holding or commits to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company or of an acquisition price of at least EUR 6,000,000.

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

Luxembourg Individual Holders

        For Luxembourg Individual Holders, dividends distributed by the Company and gains realized on the sale of shares in the Company are, in principle, subject to Luxembourg Income Tax at the applicable progressive income tax rates (marginal tax rate is 39% excluding surcharge, depending on annual income, of 4% or 6% on income tax payable to the employment fund). In addition, a 1.4% dependence insurance contribution is due. Dividends should benefit from a 50% exemption (Article 115 (15a) ITL). Capital gains on shares owned by Luxembourg Individual Holders on their private wealth will, in principle, only be taxable, if the shares are sold within six months after their acquisition or if the holder together with his/her spouse, life partner or under age children holds a direct or indirect participation exceeding 10% of the Company's share capital at the date of the sale or during the 5 years preceding the date of the sale.

Non-Luxembourg Corporate Holders

        For Non-Luxembourg Corporate Holders, having a permanent establishment in Luxembourg to which the Company's shares are allocated, dividends distributed by the Company and gains realized on the sale of shares in the Company are subject to CIT and MBT. Under the domestic law (Article 166 ITL), dividends distributed by the Company to the Luxembourg permanent establishment of a qualifying Non-Luxembourg Corporate Holder should be exempt from CIT and MBT provided that, at the date the dividend is placed at the disposal of the Non-Luxembourg Corporate Holder, the latter holds or commits to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company or of an acquisition price of at least EUR 1,200,000. According to the conditions of the Grand Ducal Decree of December 21, 2001, as amended, capital gains realized by the Luxembourg permanent establishment of a qualifying Non-Luxembourg Corporate Holder on the disposal of the shares in the Company should be exempt from CIT and MBT provided that, at the date the capital gain is realized , the Non-Luxembourg Corporate Holder has been holding or commits to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% in the Company or of an acquisition price of at least EUR 6,000,000. A qualifying Non-Luxembourg Corporate Holder is (i) an entity that is resident in another European Union (EU) state and that is covered by Article 2 of the EU Parent Subsidiary Directive or (ii) a share capital or cooperative company that is resident in a State other than a Member State of the European Union, which is part of the European Economic Area Agreement or (iii) a share capital company resident in a state with which Luxembourg has entered into a double tax treaty. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the fraction held in the capital of such tax transparent entity.

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

Non-Luxembourg Individual Holders

        Capital gains on the shares owned by a Non-Luxembourg Individual Holder that does not have a permanent establishment in Luxembourg will, in principle, only be taxable in Luxembourg if the Non-Luxembourg Individual Holder together with his/her spouse, life partner or under age children holds a direct or indirect participation exceeding 10% of the Company's share capital at the date of the sale or during the 5 years preceding the date of the sale and either the disposal of the Company's shares happens within a period of six months from the acquisition of the shares or the Non-Luxembourg Individual Holder has been a Luxembourg taxpayer during more than 15 years and became a non-resident taxpayer less than five years before the realization of the capital gain. A double tax treaty (if any) may allocate the taxation right regarding the capital gains exclusively to the country of residence of the Non-Luxembourg Individual Holder.

        In the case where no double tax treaty applies, dividends distributed by the Company to Non-Luxembourg Individual Holders are subject to Luxembourg income tax. The 15% withholding tax should in this case become the final Luxembourg tax. In case of a double tax treaty concluded by Luxembourg with the country of residence of the Non-Luxembourg Individual Holder, such treaty may contain specific rules as regards the taxation of the dividends and in many cases Luxembourg has the right to levy the 15% withholding tax on dividends. The Non-Luxembourg Individual Holder may, under certain conditions, opt to be taxed as a Luxembourg resident.

        For Non-Luxembourg Individual Holders, having a permanent establishment in Luxembourg to which the Company's shares are allocated, dividends distributed by the Company and gains realized on the sale of shares in the Company are normally subject to Luxembourg income tax at the applicable progressive rate. Dividends may, however, benefit from a 50% exemption.

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

U.S. Federal Income Tax Considerations

        The following is a discussion of certain material U.S. federal income tax consequences of owning and disposing of Millicom shares and SDRs by the U.S. Holders described below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to hold Millicom shares or SDRs. This discussion does not address taxes other than income taxes, and does not address any state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold shares or SDRs as capital assets for U.S. federal income tax purposes, and it does not address special classes of holders, such as:

  •
  Certain financial institutions;

  •
  Insurance companies;

  •
  Dealers and traders in securities or foreign currencies;

  •
  Persons holding shares or SDRs as part of a hedge, straddle, wash sale, conversion or other integrated transaction or persons entering into a constructive sale with respect to the shares or SDRs;

  •
  Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  Partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

  •
  Persons liable for the alternative minimum tax;

  •
  Tax-exempt entities, including "individual retirement accounts" or "Roth IRAs";

  •
  Persons that own or are deemed to own 10% or more of Millicom's voting stock;

  •
  Persons who acquired Millicom's shares or SDRs pursuant to the exercise of an employee stock option or otherwise as compensation; or

  •
  Persons holding shares in connection with a trade or business conducted outside of the United States.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds shares or SDRs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares or SDRs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or SDRs.

        This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, as well as the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on our understanding of the deposit arrangement for SDRs, based on discussions with Swedish counsel of Millicom, and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of shares or SDRs in their particular circumstances, including their eligibility for the benefits under the Treaty.

        As used herein, a "U.S. Holder" is a beneficial owner of shares or SDRs who is eligible for the benefits of the Treaty and who is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder who owns SDRs will be treated as the owner of the underlying shares represented by those SDRs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges SDRs for the underlying shares represented by those SDRs.

        This discussion assumes that Millicom was not, and will not become, a passive foreign investment company ("PFIC"), as described below.

Taxation of Distributions

        Distributions received by a U.S. Holder on shares or SDRs, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of the Company's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be treated as dividends. A dividend will generally be included in a U.S. Holder's income on the date of the U.S. Holder's or, in the case of SDRs, the Swedish Depositary's receipt of the dividend. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the Euro dividend, calculated by reference to the exchange rate in effect on the date the payment is received, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the amount of the dividend is not converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of Euros, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of the reduced rate on dividends.

        Luxembourg income taxes withheld from payments of dividends on shares or SDRs (at a rate not exceeding the rate provided by the Treaty) will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the holder's circumstances. Such tax will not be creditable to the extent refundable under Luxembourg domestic law. Instead of claiming a credit, a U.S. Holder may elect to deduct such Luxembourg taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale and Other Disposition of Shares or SDRs

        A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or SDRs, which will be long-term capital gain or loss if the holder's holding period in its shares or SDRs exceeds one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between the amount realized on the sale or other disposition and such holder's tax basis in the shares or SDRs (each as determined in U.S. dollars). Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

        Millicom believes that it was not a PFIC for U.S. federal income tax purposes for its 2011 taxable year. In general, a non-U.S. company will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that Millicom will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by reference to the market price of our SDRs, which is likely to fluctuate.

        If the Company were to be treated as a PFIC for any taxable year during which a U.S. Holder held shares or SDRs, certain adverse U.S. federal income tax rules would apply on a sale or other disposition (including certain pledges) of shares or SDRs by the U.S. Holder. In general, under those rules, gain recognized by the U.S. Holder on a sale or other disposition of shares or SDRs would be allocated ratably over the U.S. Holder's holding period for the shares or SDRs. The amounts allocated to the taxable year of the sale or other disposition and to any year before Millicom became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability allocated to each such taxable year. Further, the same rule would apply to any distribution in respect of shares or SDRs in excess of 125% of the average of the annual distributions on shares or SDRs received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares or SDRs. U.S. Holders should consult their tax advisors to determine whether any such elections would be available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

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

Information Reporting, Backup Withholding and other Disclosure

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

        Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities issued by non-U.S. companies, generally on Form 8938, subject to exceptions (including an exception for securities held through U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the shares or SDRs.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Terms, conditions and risk management policies

        Millicom is regularly performing risk management assessments and reviews to identify its major risks and to take the necessary steps to mitigate such risks. A risk management committee has been set up by management for that purpose as well as a central risk officer and risk officers in all countries and global functions. Risks are identified, assessed, reviewed, and revised on an ongoing basis and reported to the audit committee at least quarterly. Risk action plans have been developed and implemented within each operation and supported centrally by global support functions. Risks are dynamically mapped based on likelihood and magnitude (impact on the Group).

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

Cash repatriation

        Millicom is repatriating cash from its operations in the form of dividends, royalties and management fees as well as repayment of shareholders' loans, so as to recover the initial costs invested in the countries where it operates and so as to remunerate its shareholders for the risk taken through investment in emerging countries. While Millicom has not experienced any issues in repatriating funds to date, the repatriation of funds has yet to be tested in all countries. Some governments could potentially block such repatriations, or the countries where Millicom operates may not be in a position to provide the necessary hard currencies as a consequence of deficits with their balance of payments.

Interest rate risk

        Interest rate risk generally arises on borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to risk of changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt with an objective for the debt to be equally distributed between fixed and variable rates. The Group actively monitors borrowings to ensure compliance with this policy and applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom's policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2011, approximately 51% of the Group's borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates under interest rate swaps (2010: 36%).

        In January 2010 Millicom entered into an interest rate swap (see note 34) to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The interest rate swap was issued in January 2010 on a notional amount of $100 million, with maturity in January 2013.

        In November 2010 Millicom entered into interest rate swaps to hedge the interest rate risks on floating rate debts in Honduras and Costa Rica. The interest rate swap in Honduras was issued for a nominal amount of $30 million, with maturity in October 2015, and in Costa Rica for a nominal amount of $105 million with maturity in 2017.

        The table below summarizes, as at December 31, 2011, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	261,840	118,930	134,273	97,007	45,742	584,489	1,242,281
Weighted average nominal interest rate	4.37%	6.02%	6.13%	5.66%	6.02%	8.85%	6.98%
Floating rate	359,586	194,066	191,260	193,967	198,659	58,459	1,195,997
Weighted average nominal interest rate	5.31%	5.50%	4.75%	6.27%	5.98%	2.17%	5.37%
Total	621,426	312,996	325,533	290,974	244,401	642,948	2,438,278
Weighted average nominal interest rate	4.91%	5.70%	5.32%	6.06%	5.99%	5.19%	6.97%

        The table below summarizes our fixed rate debt and floating rate debt as at December 31, 2010:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	69,761	36,361	60,987	64,885	70,409	549,062	851,465
Weighted average nominal interest rate	5.69%	6.19%	6.35%	5.89%	6.66%	8.81%	7.87%
Floating rate	485,703	334,637	193,167	246,496	155,378	85,190	1,500,571
Weighted average nominal interest rate	7.25%	6.25%	6.39%	6.29%	6.70%	4.55%	6.55%
Total	555,464	370,998	254,154	311,381	225,787	634,252	2,352,036
Weighted average nominal interest rate	7.05%	6.25%	6.38%	6.20%	6.69%	8.25%	7.03%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the group had borrowings at December 31, 2011, would increase or reduce profit before tax from continuing operations for the year by approximately $12 million (2010: $15 million).

Foreign currency risk

        The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures where the Group operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

        Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, Millicom may borrow in US dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or because US dollar denominated borrowing is the only long-term funding source available to a joint venture or subsidiary. In these circumstances, Millicom may enter forward currency swaps or accept the remaining currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Group operates.

        The following table summarizes debt denominated in US$ and other currencies at December 31, 2011 and 2010.

	2011	2010
	US$ '000	US$ '000
Total US$	1,605,850	1,571,757
Colombia	504,337	522,994
Chad	86,411	72,754
Tanzania	34,584	56,659
Bolivia	46,305	43,878
Ghana	18,670	40,565
Guatemala	11,249	20,552
Other	130,872	22,877
Total non-US$ currencies	832,428	780,279
Total	2,438,278	2,352,036

        The table below summarizes our forward currency swaps as at December 31, 2011:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
Receive US$ pay Colombian Pesos (thousands of US$)	41,250	42,500	—	—	—	—	83,750
Contract amount (millions of Colombian Pesos)	94,256	102,266	—	—	—	—	196,522
Average contractual exchange rate (in Colombian Pesos)	2,285	2,406	—	—	—	—

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

        SDRs are issuable by Skandinaviska Enskilda Banken AB (publ) pursuant to the Swedish Deposit Agreement, dated December 16, 2011 as Swedish depositary (the "Swedish Depositary"), entered into by and between Millicom and the Swedish Depositary (previously by Carnegie Investment Bank AB pursuant to the Swedish Deposit Agreement, dated March 5, 2004). Each SDR represents one Millicom common share ("Millicom Shares"). The SDRs are registered in the book-entry registration system of

Euroclear Sweden A.B. ("Euroclear Sweden"), in accordance with the Swedish Act on Account Keeping of Financial Instruments (Sw. lagen (1998: 1479) om kontoföring av finansiella instrument). So long as the SDRs are eligible for book-entry registration with Euroclear Sweden, the SDRs will be represented by registration in accounts at Euroclear Sweden ("Euroclear Sweden Accounts") and no holder of SDRs shall be entitled to receive physical certificates representing the SDRs. The ownership of SDRs is shown on the register maintained by Euroclear Sweden (the "Euroclear Sweden Register"). Holdings of SDRs are registered in the Euroclear Sweden Accounts of the beneficial owners of the SDRs (the "Owners") or their nominees. Ownership of SDRs registered in the name of a nominee is shown in the records of the nominee. The SDRs are listed on the Large segment of the OMX Equities CCP list of Stockholmsbörsen in Stockholm, Sweden.

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

        If the Swedish Depositary receives dividends in any form other than in cash, the Swedish Depositary shall—after consultation with the Company—decide how such dividends are to be distributed to the owners of SDRs entitled thereto. This means that the Swedish Depositary is entitled to sell the received property. The net proceeds arising from such realization shall be distributed to the owners of SDRs entitled thereto. In the event that Millicom, the Swedish Depositary or Euroclear Sweden is required to withhold, and does withhold, any taxes from such distribution, the amount distributed to the owners shall be reduced accordingly.

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

        The Swedish Depositary shall ensure that notices to the owners of SDRs are distributed by mail. Except where a written notice must be mailed to the shareholders in accordance with the rules applicable to Swedish Euroclear Sweden Companies (Sw. avstämningsbolag), the Swedish Depositary may, as an alternative to mailing the notice, publish the notice in one of Stockholm's daily newspapers.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Restatement of previously issued financial statements

        As previously reported in the Company's press release, furnished on Form 6-K to the SEC on January 26, 2012, the board of directors of the Company, based on the recommendation of the audit committee and in consultation with management, concluded that the Company's previously issued financial statements for the year ended December 31, 2010, and for each of the quarters ended on September 30, 2010 to September 30, 2011, should be restated in order to reflect a revised accounting treatment of the put option provided to its local Honduras partner in a July 1, 2010 transaction. Accordingly, the Company has restated its previously issued financial statements for these periods.

        The effects of the restatement on our previously issued financial statements are more fully discussed in Note 4, Restatement of Previously Issued Financial Statements, of the Notes to the Consolidated Financial Statements included in this Annual Report. To further review the effects of the accounting error identified and the restatement adjustment, see Part I—Item 3—Selected Financial Information and Part I—Item 5—Operating and Financial Review and Prospects included in this Annual Report.

        As a result of this restatement, the Group's management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Group's control procedures in respect of the accounting for the put option granted to its local Honduras partner in 2010 were not effective as of December 31, 2010, constituting a material weakness in the Group's internal control over financial reporting as of December 31, 2010 and rendering the Group's disclosure controls and procedures ineffective as of December 31, 2010.

        As described further below, during 2010, Millicom management began a process to enhance the Group's internal control over financial reporting. Management completed the implementation of these enhancements during 2011 and believes that these enhancements have remedied the material weakness identified to have existed as of December 31, 2010.

Disclosure Controls and Procedures

        As of December 31, 2011, the Company, under the supervision and with the participation of the Group's management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group's disclosure controls and procedures. The Group's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Group's management to allow timely decisions regarding required disclosures. The Group's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Group's Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2011 the Group's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Group is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC's rules and forms.

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

Changes in internal control over financial reporting

        During 2010, the Group's management began a process to enhance the Group's internal control over financial reporting. Management completed the implementation of these enhancements during 2011. The enhancements included:

  (i)
  expanding staffing and resources dedicated to financial reporting,

  (ii)
  providing additional training to accounting personnel to strengthen their IFRS knowledge and ability to identify potential errors in the underlying financial reporting process, and

  (iii)
  requesting professional services from external professionals to supplement internal resources and so providing the Group with access to additional technical resources that management uses in their evaluation of complex accounting matters.

        Management believes that these enhancements have remedied the material weakness identified to have existed as of December 31, 2010.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors appointed Kim Ignatius as its Audit Committee financial expert. Mr. Ignatius is an independent financial expert as such term is defined under the NASDAQ National Market listing requirements.

ITEM 16B.    CODE OF ETHICS

        Millicom has adopted a Code of Ethics applicable to all Millicom's employees and to Directors. The text of this code is available free of charge upon written request addressed to: General Counsel, Millicom International Cellular S.A., 15 rue Leon Laval, L-3372 Leudelange, Grand-Duchy of Luxembourg, fax: +352 27 759 353.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2011 and 2010.

	2011	2010
	US$ '000	US$ '000
Audit fees	3,623	4,237
Audit related fees	152	604
Tax fees	97	—
All other fees	58	55
Total	3,930	4,896

        Audit related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and the issuance of certifications of loan covenant compliance required by Millicom's debt agreements. Tax services consist principally of tax planning services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2011 and 2010 were approved by the audit committee.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Purchases during the years ended December 31, 2011 and 2010 are summarized in the following tables.

        The following open market purchase of securities were made during the 2011 year in US$ on the NASDAQ and OTC markets in the US, and in SEK on the NASDAQ OMX in Sweden.

Purchases of Equity Securities in 2011
Period	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Plan
Month #4 Apr 1 to Apr 30	350,173	$107.59	350,173
Month #5 May 1 to May 31	1,220,745	$107.19	1,220,745
Month #6 Jun 1 to Jun 30	21,957	$104.52	21,957
Month #7 Jul 1 to Jul 31	125,321	$119.66	125,321
Month #8 Aug 1 to Aug 31	1,006,989	$108.45	1,006,989
Month #9 Sept 1 to Sept 30	681,162	$107.24	681,162
Month #10 Oct 1 to Oct 31	137,285	$108.52	137,285
Month #11 Nov 1 to Nov 30	620,516	$104.27	620,516
Month #12 Dec 1 to Dec 31	482,093	$104.10	482,093
Total	4,646,241	$107.15	4,646,241

        These purchases were made under an $800 million share buyback plan for the 2011 year that was announced on April 19, 2011, and subsequently revised to $500 million in Q4 2011 as a result of the decision to pay an extraordinary dividend in Q4 2011. No further shares can be purchased under the plan after December 31, 2011.

        The following open market purchases of equity securities were made during the 2010 year in US$ on the NASDAQ market.

Purchases of Equity Securities in 2010
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

        A $300 million share buyback plan was announced on April 15, 2010 and approved by the shareholders at the May 25, 2010 Annual General Meeting. The buyback was completed on December 10, 2010.

ITEM 16F.    CHANGE IN CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

        On May 30, 2011, Millicom voluntarily delisted its ordinary shares from NASDAQ in the United States and consolidated the listing of its shares onto one single exchange, NASDAQ OMX Stockholm. With the primary listing in Stockholm, Millicom is subject to NASDAQ OMX Stockholm's listing rules and reporting requirements and the high standards of corporate governance prevalent in Sweden. The Company has been bound by the Swedish Code of Corporate Governance (the "Code") as from 30 May 2011. Before that date, Millicom applied the corporate governance rules of the NASDAQ Stock Market in the US.

        For the purpose of being compliant with the Swedish Code of Corporate Governance, the Shareholders decided at the Annual General Meeting on May 31, 2011 on a new procedure to appoint the members of the Nomination Committee. A Nomination Committee of major shareholders in Millicom was formed during October 2011 in consultation with the larger shareholders of the Company as per 30 September 2011 and in accordance with the resolution of the 2011 Annual General Meeting. The Nomination Committee should consist of at least three members, with a majority representing the larger shareholders of the Company.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See pages F-1 through F-92.

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
3.1	Custodian Agreement dated as of 16 December, 2011 between Millicom International Cellular S.A. and Skandinaviska Enskilda Banken AB, as Custodian of the Swedish Depository Receipts.
12.1	Certification of Mikael Grahne required by Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 13a 14(a).
12.2	Certification of François-Xavier Roger required by Exchange Act Rule 13a 14(a).
13.1	Certification of Mikael Grahne required by Exchange Act Rule 13a 14(b).
13.2	Certification of François-Xavier Roger required by Exchange Act Rule 13a 14(b).
15.1	Consent of PricewaterhouseCoopers S.à r.l.

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

Dated: March 1, 2012

MILLICOM INTERNATIONAL CELLULAR S.A.
By:	/s/ MIKAEL GRAHNE
	Name:	Mikael Grahne
	Title:	Chief Executive Officer
By:	/s/ FRANÇOIS-XAVIER ROGER
	Name:	François-Xavier Roger
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom and its Subsidiaries for the Years Ended December 31, 2011, 2010 and 2009

Management's Report on Internal Control over Financial Reporting

        The management of Millicom International Cellular S.A. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

        Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.

        Management has assessed the effectiveness of Millicom International Cellular S.A. internal control over financial reporting as of December 31, 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, Millicom International Cellular S.A. internal control over financial reporting was effective as of December 31, 2011.

        PricewaterhouseCoopers S.à.r.l has issued an unqualified report on our 2011 financial statements as a result of the audit and also has issued an unqualified report on our internal control over financial reporting which is attached hereto.

Dated: March 1, 2012	By:	/s/ MIKAEL GRAHNE
		Name:	Mikael Grahne
		Title:	Chief Executive Officer
	By:	/s/ FRANÇOIS-XAVIER ROGER
		Name:	François-Xavier Roger
		Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Millicom International Cellular S.A.

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, cash flows and changes in equity present fairly, in all material respects, the financial position of Millicom International Cellular S.A. (the "Company") and its subsidiaries and joint ventures (together the "MIC Group") at 31 December 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the MIC Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing on page F-2 of the accompanying consolidated financial statements. Our responsibility is to express opinions on these consolidated financial statements and on the MIC Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Note 4 to the consolidated financial statements, the Company has restated its 2010 consolidated financial statements to correct a misstatement.

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

PricewaterhouseCoopers S.à r.l.	Luxembourg, March 1, 2012
Réviseur d'entreprises agréé

PricewaterhouseCoopers S.à r.l., 400 Route d'Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°95992)
R.C.S. Luxembourg B 65 477—Capital social EUR 516 950—TVA LU17564447

Millicom International Cellular S.A.

Consolidated income statements
for the years ended December 31, 2011, 2010 and 2009

	Notes	2011	2010 (As Restated)(i)	2009
		US$ '000	US$ '000	US$ '000
Revenues	10	4,529,597	3,920,249	3,372,727
Cost of sales		(1,564,401)	(1,330,308)	(1,202,902)
Gross profit		2,965,196	2,589,941	2,169,825
Sales and marketing		(816,715)	(737,691)	(647,009)
General and administrative expenses		(839,423)	(738,779)	(606,213)
Other operating expenses		(95,737)	(74,933)	(65,580)
Other operating income		43,700	3,192	—
Operating profit	10,11	1,257,021	1,041,730	851,023
Interest expense		(186,523)	(214,810)	(173,475)
Interest and other financial income		14,576	14,748	11,573
Revaluation of previously held interests	5	—	1,060,014	32,319
Other non operating expenses, net	13	(4,290)	(61,658)	(32,181)
(Loss) profit from associates	18	(9,591)	(1,817)	2,329
Profit before tax from continuing operations		1,071,193	1,838,207	691,588
Credit (charge) for taxes	14	18,347	(227,096)	(187,998)
Profit for the year from continuing operations		1,089,540	1,611,111	503,590
Profit for the year from discontinued operations, net of tax	7	39,465	11,857	300,342
Net profit for the year		1,129,005	1,622,968	803,932
Attributable to:
Equity holders of the company		924,515	1,620,277	850,788
Non-controlling interest		204,490	2,691	(46,856)
Earnings per share for the year	15
(expressed in US$ per common share)
Basic earnings per share
—from continuing operations attributable to equity holders		8.50	14.89	5.09
—from discontinued operations attributable to equity holders		0.37	0.08	2.75
—for the year attributable to equity holders		8.87	14.97	7.84
Diluted earnings per share
—from continuing operations attributable to equity holders		8.49	14.87	5.08
—from discontinued operations attributable to equity holders		0.37	0.08	2.74
—for the year attributable to equity holders		8.86	14.95	7.82

(i)
Restatement—see note 4

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of comprehensive income
for the years ended December 31, 2011, 2010 and 2009

	2011	2010 (As Restated)(i)	2009
	US$ '000	US$ '000	US$ '000
Net profit for the year	1,129,005	1,622,968	803,932
Other comprehensive income:
Exchange differences on translating foreign operations	(46,698)	(5,785)	(14,529)
Cash flow hedges	(3,262)	(1,700)	—
Total comprehensive income for the year	1,079,045	1,615,483	789,403
Attributable to:
Equity holders of the Company	881,694	1,617,487	837,124
Non-controlling interests	197,351	(2,004)	(47,721)

(i)
Restatement—see note 4

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at December 31, 2011 and 2010

	Notes	2011	2010 (As Restated)(i)
		US$ '000	US$ '000
ASSETS
Non-Current Assets
Intangible assets, net	16	2,170,353	2,282,845
Property, plant and equipment, net	17	2,865,117	2,767,667
Investments in associates	18	62,984	18,120
Pledged deposits	19,27	49,371	49,963
Deferred taxation	14	316,966	23,959
Other non-current assets		37,359	17,754
Total Non-Current Assets		5,502,150	5,160,308
Current Assets
Inventories		74,593	62,132
Trade receivables, net	20	276,944	253,258
Amounts due from non controlling interests and joint ventures		158,782	99,497
Prepayments and accrued income		119,362	89,477
Current income tax assets		23,645	10,748
Supplier advances for capital expenditure		32,324	36,189
Other current assets	21	146,615	75,311
Cash and cash equivalents(ii)	22	881,279	1,023,487
Total Current Assets		1,713,544	1,650,099
Assets held for sale	7	66,252	184,710
TOTAL ASSETS		7,281,946	6,995,117

(i)
Restatement—see note 4

(ii)
Including $20 million of restricted cash at December 31, 2011

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at December 31, 2011 and 2010 (Continued)

	Notes	2011	2010 (As Restated)(i)
		US$ '000	US$ '000
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	23	662,527	681,559
Treasury shares	23	(378,359)	(300,000)
Put option reserve	25	(737,422)	(737,422)
Other reserves	26	(103,492)	(54,685)
Retained profits		1,886,615	1,134,354
Profit for the year attributable to equity holders		924,515	1,620,277
Parents ownership interests		2,254,384	2,344,083
Non-controlling interests		191,170	45,550
TOTAL EQUITY		2,445,554	2,389,633
LIABILITIES
Non-current Liabilities
Debt and financing	27	1,816,852	1,796,572
Derivative financial instruments	35	8,016	18,250
Provisions and other non-current liabilities	28	113,613	79,767
Deferred taxation	14	199,066	195,919
Total non-current liabilities		2,137,547	2,090,508
Current Liabilities
Debt and financing	27	621,426	555,464
Put option liability	28	745,145	769,378
Payables and accruals for capital expenditure		333,551	278,063
Other trade payables		224,089	202,707
Amounts due to joint venture partners		92,677	97,919
Accrued interest and other expenses		263,747	228,360
Current income tax liabilities		105,217	79,861
Provisions and other current liabilities	28	303,335	242,457
Total current liabilities		2,689,187	2,454,209
Liabilities directly associated with assets held for sale	7	9,658	60,767
TOTAL LIABILITIES		4,836,392	4,605,484
TOTAL EQUITY AND LIABILITIES		7,281,946	6,995,117

(i)
Restatement—see note 4

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of cash flows
for the years ended December 31, 2011, 2010 and 2009

	Notes	2011	2010 (As Restated)(i)	2009
		US$ '000	US$ '000	US$ '000
Profit before tax from continuing operations		1,071,193	1,838,207	691,588
Adjustments for non-operating items:
Interest expense		186,523	214,810	173,475
Interest and other financial income		(14,576)	(14,748)	(11,573)
Revaluation of previously held interests		—	(1,060,014)	(32,319)
Loss (profit) from associates		9,591	1,817	(2,329)
Other non operating expenses, net		4,290	61,658	32,181
Adjustments for non-cash items:
Depreciation and amortization	10,11,16,17	738,980	676,986	611,435
Loss (gain) on disposal and impairment of assets	10,11	(21,785)	16,257	7,246
Share-based compensation	24	17,264	30,718	10,175
		1,991,480	1,765,691	1,479,879
Decrease (increase) in trade receivables, prepayments and other current assets		(56,668)	(31,282)	73,380
Decrease (increase) in inventories		(13,143)	(12,606)	8,812
Increase (decrease) in trade and other payables		84,350	44,773	(4,669)
Changes to working capital		14,539	885	77,523
Interest expense paid		(141,138)	(170,604)	(148,038)
Interest received		14,647	14,639	11,316
Taxes paid		(268,071)	(238,723)	(195,851)
Net cash provided by operating activities		1,611,457	1,371,888	1,224,829
Cash flows from investing activities:
Acquisition of subsidiaries, JV, associates, net of cash acquired	5	(20,369)	(5,284)	(53,086)
Proceeds from disposal of subsidiaries, joint ventures and associates		1,000	5,335	—
Purchase of intangible assets and license renewals	16	(56,473)	(26,238)	(46,004)
Purchase of property, plant and equipment	17	(699,681)	(596,900)	(726,565)
Proceeds from sale of property, plant and equipment		126,832	36,617	3,708
Disposal (purchase) of pledged deposits		8,683	2,462	(45,652)
Disposal (purchase) of time deposits		2,837	46,953	(50,061)
Cash (used) provided by other investing activities		(35,307)	9,334	(12,275)
Net cash used by investing activities		(672,478)	(527,721)	(929,935)
Cash flows from financing activities:
Proceeds from issuance of shares		1,319	3,276	2,856
Purchase of treasury shares		(498,274)	(300,000)	—
Proceeds from issuance of debt and other financing	27	703,073	1,147,585	627,872
Repayment of debt and financing	27	(791,940)	(1,396,997)	(506,588)
Advance payments to non controlling interests		(27,542)	—	—
Payment of dividends		(493,909)	(788,526)	—
Net cash (used) provided by financing activities		(1,107,273)	(1,334,662)	124,140
Cash provided by discontinued operations	7	53,102	—	416,755
Exchange gains (losses) on cash and cash equivalents		(27,016)	2,820	1,178
Net increase (decrease) in cash and cash equivalents		(142,208)	(487,675)	836,967
Cash and cash equivalents at the beginning of the year		1,023,487	1,511,162	674,195
Cash and cash equivalents at the end of the year		881,279	1,023,487	1,511,162

(i)
Restatement—see note 4

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in equity
for the years ended December 31, 2011, 2010 and 2009

				Attributable to equity holders
		Number of shares held by the Group
	Number of shares		Share Capital(i)	Share Premium(i)	Treasury shares	Retained profits(ii)	Put option reserve(iv)	Other reserves(v)	Total Parent's interests	Non- controlling interests(vi)	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2009	108,297	—	162,446	480,098	—	1,082,548	—	(47,174)	1,677,918	(25,841)	1,652,077
Profit for the year	—	—	—	—	—	850,788	—	—	850,788	(46,856)	803,932
Currency translation differences	—	—	—	—	—	—	—	(13,664)	(13,664)	(865)	(14,529)
Total comprehensive income for the year	—	—	—	—	—	850,788	—	(13,664)	837,124	(47,721)	789,403
Transfer to legal reserve	—	—	—	—	—	(880)	—	880	—	—	—
Dividends(vii)	—	—	—	—	—	(134,747)	—	—	(134,747)	—	(134,747)
Shares issued via the exercise of share options	139	—	208	3,536	—	—	—	(888)	2,856	—	2,856
Share-based compensation(iii)	—	—	—	—	—	—	—	9,807	9,807	—	9,807
Directors' shares(iii)(viii)	7	—	10	358	—	—	—	—	368	—	368
Issuance of shares—2006, 2007 and 2009 LTIPs(iii)	205	—	307	13,584	—	—	—	(13,891)	—	—	—
Acquisition of non-controlling interests in Chad(ix)	—	—	—	—	—	(9,523)	—	—	(9,523)	(111)	(9,634)
Balance as of December 31, 2009	108,648	—	162,971	497,576	—	1,788,186	—	(64,930)	2,383,803	(73,673)	2,310,130
For the year ended December 31, 2010(x)
Profit for the year(x)	—	—	—	—	—	1,620,277	—	—	1,620,277	2,691	1,622,968
Cash flow hedge	—	—	—	—	—	—	—	(1,700)	(1,700)	—	(1,700)
Currency translation differences	—	—	—	—	—	—	—	(1,090)	(1,090)	(4,695)	(5,785)
Total comprehensive income for the year(x)	—	—	—	—	—	1,620,277	—	(2,790)	1,617,487	(2,004)	1,615,483
Transfer to legal reserve	—	—	—	—	—	(53)	—	53	—	—	—
Dividends(vii)	—	—	—	—	—	(653,779)	—	—	(653,779)	—	(653,779)
Purchase of treasury shares	—	(3,254)	—	—	(300,000)	—	—	—	(300,000)	—	(300,000)
Shares issued via the exercise of share options	145	—	218	3,874	—	—	—	(816)	3,276	—	3,276
Share-based compensation(iii)	—	—	—	—	—	—	—	30,286	30,286	—	30,286
Directors' shares(iii)(viii)	5	—	8	424	—	—	—	—	432	—	432
Issuance of shares—2007, 2008, 2009 and 2010 LTIPs(iii)	255	—	381	16,107	—	—	—	(16,488)	—	—	—
Change in scope of consolidation(ix)	—	—	—	—	—	—	—	—	—	130,843	130,843
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(9,616)	(9,616)
Put option of non-controlling interest(iv)(x)	—	—	—	—	—	—	(737,422)	—	(737,422)	—	(737,422)
Balance as of December 31, 2010 (As Restated)(x)	109,053	(3,254)	163,578	517,981	(300,000)	2,754,631	(737,422)	(54,685)	2,344,083	45,550	2,389,633

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in equity
for the years ended December 31, 2011, 2010 and 2009 (Continued)

				Attributable to equity holders
		Number of shares held by the Group
	Number of shares		Share Capital(i)	Share Premium(i)	Treasury Shares	Retained profits(ii)	Put option reserve(iv)	Other reserves(v)	Total Parent's interests	Non- controlling interests(vi)	Total equity
	'000	'000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Balance as of January 1, 2011	109,053	(3,254)	163,578	517,981	(300,000)	2,754,631	(737,422)	(54,685)	2,344,083	45,550	2,389,633
Profit for the year	—	—	—	—	—	924,515	—	—	924,515	204,490	1,129,005
Cash flow hedge reserve movement	—	—	—	—	—	—	—	(3,015)	(3,015)	(247)	(3,262)
Currency translation differences	—	—	—	—	—	—	—	(39,806)	(39,806)	(6,892)	(46,698)
Total comprehensive income for the year	—	—	—	—	—	924,515	—	(42,821)	881,694	197,351	1,079,045
Transfer to legal reserve	—	—	—	—	—	(61)	—	61	—	—	—
Dividends(vii)	—	—	—	—	—	(493,909)	—	—	(493,909)	—	(493,909)
Purchase of treasury shares	—	(4,646)	—	—	(498,274)	—	—	—	(498,274)	—	(498,274)
Cancellation of treasury shares	(4,200)	4,200	(6,300)	(20,070)	401,415	(375,045)	—	—	—	—	—
Shares issued via the exercise of stock options	40	6	59	1,184	592	(435)	—	(81)	1,319	—	1,319
Share-based compensation(iii)	—	—	—	—	—	—	—	17,264	17,264	—	17,264
Issuance of shares under the LTIPs(iii)	46	187	70	6,025	17,908	(773)	—	(23,230)	—	—	—
Sale of Amnet Honduras to non-controlling interests	—	—	—	—	—	2,207	—	—	2,207	11,974	14,181
Disposal of Laos	—	—	—	—	—	—	—	—	—	(6,493)	(6,493)
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(57,212)	(57,212)
Balance as of December 31, 2011	104,939	(3,507)	157,407	505,120	(378,359)	2,811,130	(737,422)	(103,492)	2,254,384	191,170	2,445,554

(i)
Share Capital and Share Premium—see note 23.

(ii)
Retained Profits—includes profit for the year attributable to equity holders, of which $94 million (2010: $60 million; 2009: $46 million) are undistributable to equity holders.

(iii)
Share based compensation—see note 24.

(iv)
Put option reserve—see note 25.

(v)
Other reserves—see note 26.

(vi)
Non-controlling interests—as at January 1, and December 31, 2009, non controlling interest was negative as the non-controlling shareholders of Colombia Móvil S.A. ESP have a binding obligation to cover their share of the losses of this entity.

(vii)
Dividends—see note 29.

(viii)
Directors shares—see note 30.

(ix)
Change of scope of consolidation—see note 5.

(x)
Restatement—see note 4.

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009

1. CORPORATE INFORMATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "Millicom") is a global group providing communications, information, entertainment, solutions and financial services in emerging markets. We operate various combinations of mobile and fixed telephony, cable and broadband businesses in 15 countries in Central America, South America and Africa. The Group was formed in December 1990 when Investment AB Kinnevik ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom Inc."), a corporation established in the United States of America, contributed their respective interests in international mobile telephony joint ventures to form the Group.

        Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa. Millicom's operations in Laos were sold in March 2011, in Sierra Leone and Cambodia in November 2009; and in Sri Lanka in October 2009 (see notes 6, 7).

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

        The Company's shares are traded on the Stockholm stock exchange under the symbol MIC and over the counter in the US under the symbol MICC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

        The Board of Directors ("Board") approved these consolidated financial statements on March 1, 2012. The approval of the consolidated financial statements will be submitted for ratification by the shareholders at the Annual General Meeting on May 29, 2012.

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

        In accordance with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards, the consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS").

        As of December 31, 2011, International Financial Reporting Standards as adopted by the European Union are similar to those published by the International Accounting Standards Board ("IASB"), except for IAS 39—Financial Instruments that has been partially adopted by the European

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Union and for new standards and interpretations not yet endorsed but effective in future periods. Since the provisions that have not been adopted by the European Union are not applicable to the Group, the consolidated financial statements comply with both International Financial Reporting Standards as issued by the IASB and as adopted by the European Union.

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
as of December 31, 2011, 2010 and 2009 (Continued)

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
as of December 31, 2011, 2010 and 2009 (Continued)

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
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

        Goodwill and fair value adjustments arising on acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

        The following table presents relevant currency translation rates to the U.S. dollar as of December 31, 2011 and 2010 and average rates for the year ended December 31, 2011.

Country	Currency	2011 Average rate	2011 Year-end rate	2010 Year-end rate
Bolivia	Boliviano	6.95	6.91	6.99
Chad and Senegal	CFA Franc	471.65	506.98	489.70
Colombia	Peso	1,858.95	1,942.70	1,918.75
Costa Rica	Costa Rican Colon	507.32	511.84	512.97
Ghana	Cedi	1.54	1.64	1.49
Guatemala	Quetzal	7.81	7.81	8.02
Honduras	Lempira	18.91	19.12	18.90
Luxembourg	Euro	0.72	0.77	0.75
Mauritius	Rupee	28.81	29.33	30.45
Nicaragua	Gold Cordoba	22.42	22.97	21.88
Paraguay	Guarani	4,226.12	4,478.00	4,645.00
Rwanda	Rwandese Franc	600.29	604.14	594.00
Sweden	Krona	6.45	6.88	6.72
Tanzania	Shilling	1,576.83	1,578.15	1,459.50
UAE (Dubai)	Dirham	3.67	3.67	3.67

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

        Intangible assets with finite useful lives are amortized over their estimated useful economic lives using the straight-line method and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated income statement in the expense category consistent with the function of the intangible assets.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

        Estimated useful lives are:

Trademarks	1 to 10 years
Customer bases	4 to 9 years

2.7   Impairment of non-financial assets

        At each reporting date the Group assesses whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. The Group determines the recoverable amount based on the higher of its fair value less cost to sell, and its value in use, for individual assets, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions for the time value of money and risks specific to the asset. In addition to evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

2.10 Financial Instruments that contain obligations to purchase own equity instruments

        Contracts that contain obligations for the Company to purchase its own equity instruments for cash or other financial assets are initially recorded as financial liabilities based on the present value of the redemption amounts with a corresponding reserve in equity. Subsequently the carrying value of the liability is remeasured at the present value of the redemption amount with changes in carrying value recorded in other non-operating (expenses) income, net. If the contracts expire without delivery, the carrying amounts of the financial liabilities are reclassified to equity.

2.11 Non-current assets (or disposal groups) held for sale and related liabilities

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

2.12 Inventories

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.13 Trade receivables

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

2.14 Deposits

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

2.15 Cash and cash equivalents

        Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.16 Impairment of financial assets

        The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. Impairment losses are recognized in the consolidated income statement.

2.17 Share capital

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.18 Borrowings

        Borrowings are initially recognized at fair value, net of directly attributable transaction costs. After initial recognition borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the effective interest rate. Any difference between the initial amount and the maturity amount is recognized in the consolidated income statement over the period of the borrowing.

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

2.19 Leases

        The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

        Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Where a finance lease results from a sale and leaseback transaction, any excess of sales proceeds over the carrying amount of the assets is deferred and amortized over the lease term.

        Capitalized leased assets are depreciated over the shorter of the estimated useful lives of the assets, or the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

        Operating lease payments are recognized as expenses in the consolidated income statement on a straight-line basis over the lease term.

2.20 Provisions

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.21 Trade payables

        Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.

2.22 Revenue recognition

        Revenue comprises the fair value of consideration received or receivable for the sale of goods and services, net of value added tax, rebates and discounts and after eliminating intra-group sales.

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.23 Cost of sales

        The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of leased lines, costs of handsets and other accessories sold, and royalties. Cost of sales is recorded on an accrual basis.

        Cost of sales also includes depreciation and any impairment of network equipment and trade receivables.

2.24 Customer acquisition costs

        Specific customer acquisition costs, including dealer commissions and handset subsidies, are charged to sales and marketing when the customer is activated.

2.25 Employee benefits

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

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit pension plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an appropriate discount rate based on maturities of the related pension liability. The Group does not have any defined benefit pension plans.

Share based compensation

        Share awards are granted to management and key employees.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

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

2.26 Taxation

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

2.27 Discontinued operations

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

2.28 Derivative financial instruments and hedging activities

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

        For transactions designated and qualifying for hedge accounting, at the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The fair values of derivative instruments used for hedging purposes are disclosed in note 35. Movements in the hedging reserve are recognized as other comprehensive income. The full fair value of a hedging derivative is classified as a non-current asset or liability when the period to maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability when the remaining period to maturity of the hedged item is less than 12 months.

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

        Amounts accumulated in equity are reclassified to the income statement in the periods when the hedged item affects profit or loss.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within 'other non operating (expenses) income, net'.

2.29 Changes in accounting policies

        The consolidated financial statements as of December 31, 2011 are prepared in accordance with consolidation and accounting policies consistent with those of the previous financial years.

        There are no IFRS's or IFRIC interpretations that are effective for the first time for the financial year beginning January 1, 2011 that have a material impact on the Group.

        The following standards, amendments and interpretations issued are not effective for the financial year beginning January 1, 2011 and have not been early adopted.

  •
  IFRS 9, 'Financial Instruments', addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value, and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9's full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2015.

  •
  IFRS 10, 'Consolidated Financial Statements' build on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is yet to assess IFRS 10's full impact and intends to adopt IFRS 10 no later than the accounting period beginning on or after January 1, 2013.

  •
  IFRS 11, 'Joint Arrangements', sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. The standard removes the option of accounting for joint ventures using proportionate consolidation, and requires equity accounting to be applied to joint ventures. The standard is effective for annual periods beginning on or after January 1, 2013.

  •
  IFRS 12, 'Disclosure of interests in other entities' includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is yet to assess IFRS 12's full impact

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

    and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

  •
  IFRS 13. 'Fair Value Measurement' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS's. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Group is yet to assess IFRS 13's full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

  •
  IAS 1, Presentation of Financial Statements—amendment to revise the way other comprehensive income is presented, which retains the 'one or two statement' approach at the option of the entity and only revises the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9). The amendment is effective for annual periods beginning on or after January 1, 2012.

  •
  IAS 27, Consolidated and Separate Financial Statements, reissued as IAS 27 Separate Financial Statements, as a result of issuance of IFRS 10, Consolidated Financial Statements. The standard is effective for annual periods beginning on or after January 1, 2013.

  •
  IAS 28, Investments in Associates and Joint Ventures, reissued as IAS 28 Investments in Associates, as a result of issuance of IFRS 11, Joint Arrangements. The standard is effective for annual periods beginning on or after January 1, 2013.

        There are no other IFRS's or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

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
as of December 31, 2011, 2010 and 2009 (Continued)

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

        Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies (see note 14).

        For our critical accounting estimates reference is made to the relevant individual notes to these consolidated financial statements, more specifically note 5—Acquisition of subsidiaries, joint ventures and non-controlling interests; note 7—Discontinued operations and assets held for sale; note 14—Taxes; note 16—Intangible assets, note 17—Property, plant and equipment, note 20—Trade receivables, note 24—Share-based compensation (relating to long-term incentive plans); note 28—Other noncurrent and current provisions and liabilities (relating to the put option); note 32—Commitments and contingencies; and note 35—Financial instruments.

4. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

        As previously reported in the Company's press release furnished on Form 6-K filed with the United States Securities and Exchange Commission ("SEC") on January 26, 2012, the board of directors of the Company, based on the recommendation of the audit committee and in consultation with management, concluded that, because of a misstatement in the Company's previously issued financial statements for the year ended December 31, 2010, and for the quarters ending on September 30, 2010 to September 30, 2011, the Company should restate its December 31, 2010 financial statements in this Annual Report on Form 20-F for the fiscal year ended December 31, 2011. Accordingly, the Company has restated its financial statements for these periods.

        The restated financial statements as of and for the year ended December 31, 2010 correct the accounting treatment for the Honduras transaction in July 2010 as follows:

Recognition of a liability and corresponding reserve for the put option provided to our partner who holds a non-controlling interest in our Honduran operation.

        Following reassessment of the accounting treatment of the put option provided to Millicom's partner who holds a 33.3% non-controlling interest in our Honduran operation, Millicom determined that, as the put option could be exercised under certain change of control events which could be outside the control of Millicom, the option meets the criteria under IAS 32 for recognition as a liability and corresponding equity reserve. Therefore, Millicom has retroactively recorded a liability for the put option at July 1, 2010 of $737 million. As a result of the change in carrying value of the put option between July 1, 2010 and year end, the liability amounted to $769 million at December 31, 2010, representing the redemption value of the option.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

4. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Recognition of a loss on revaluation of the put option liability

        Recognition for the period between July 1, 2010 to December 31, 2010 of a non operating expense of $32 million, reflecting the change in value of the above mentioned put option liability.

Effects of Restatement

        The following table sets forth the effects of the restatement on affected items within Millicom's previously reported Consolidated Statements of Financial Position and Consolidated Income Statements. The adjustments necessary to correct the errors have no effect on reported assets or cash flows or guidance.

(in thousands of U.S. dollars, except per share data)		As of and for the Year Ended December 31, 2010
Consolidated Income Statements Data:
Other non-operating income (expenses), net (including loss from associates)	As previously reported	(31,519)
	Adjustment	(31,956)
	As adjusted	(63,475)
Profit before taxes from continuing operations	As previously reported	1,870,163
	Adjustment	(31,956)
	As adjusted	1,838,207
Net profit for the period	As previously reported	1,652,233
	Adjustment	(31,956)
	As adjusted	1,620,277
Basic earnings per common share	As previously reported	$15.27
	Adjustment	$(0.30)
	As adjusted	$14.97
Diluted earnings per common share	As previously reported	$15.24
	Adjustment	$(0.29)
	As adjusted	$14.95

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

4. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

(in thousands of U.S. dollars)		As of and for the Year Ended December 31, 2010
Consolidated Statements of Financial Position Data:
Accumulated profits brought forward	As previously reported	1,134,354
	Adjustment	—
	As adjusted	1,134,354
Put option reserve	As previously reported	—
	Adjustment	(769,378)
	As adjusted	(769,378)
Total Equity	As previously reported	3,159,011
	Adjustment	(769,378)
	As adjusted	2,389,633
Total Current Liabilities	As previously reported	1,684,831
	Adjustment	769,378
	As adjusted	2,454,209

5. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

Year ended December 31, 2011

        In 2011 Millicom acquired minor investments in businesses for consideration of $9 million. As at December 31, 2011, an agreement entered into on August 20, 2010 to increase Millicom's ownership in Navega El Salvador from 55% to 100% remains subject to regulatory approval.

Year ended December 31, 2010

        In 2010, Millicom gained control over Telefonica Cellular S.A. DE CV, its mobile phone operation in Honduras, and acquired control of Navega S.A. DE CV, its cable operation in Honduras.

Telefonica Cellular S.A. DE CV

        On July 1, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom's local partner granted Millicom an unconditional call option for the next five years for his 33% stake in Telefonica Cellular S.A. DE CV ("Celtel") and as consideration, Millicom granted a put option for the same duration to the local partner (see notes 28 and 35). The put option can only be exercised in case of a change of control of Millicom International Cellular S.A. or Millicom's subsidiary that holds the shares in Celtel (except if the change of control is in favor of Investment AB Kinnevik, the current largest shareholder of Millicom, or management of Millicom).

        Prior to entering into the agreement, Millicom was dependent on the consent of its local partner for strategic decisions related to it Honduran operation, as the shareholders agreement required a vote of 75% of the shares to authorize and approve significant financial and operating policies of Celtel.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

5. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

The call option allows Millicom, unconditionally at any time during the five year period from July 1, 2010 to exercise its right to acquire the 33% stake (and voting rights) of our local partner at a price which Millicom believes represents the strategic value of the asset. The call option therefore conferred to Millicom control over Celtel through its ability to influence and exercise the power to govern the financial and operating policies (develop the future business in Honduras).

        Accordingly, Celtel has been fully consolidated into the Millicom Group financial statements from July 1, 2010. Previously, the Honduras operations were proportionately consolidated.

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

(ii)
Deferred tax liabilities related to differences between the tax base and the fair value of the identifiable assets acquired amount to $114 million.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

5. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

        The change of control contributed revenues of $100 million and net profit of $1,049 million (including the gain on revaluation of the previously held interest) for the period from acquisition to December 31, 2010. If the change of control had occurred on January 1, 2010, unaudited pro forma Group revenues from continuing operations for the year ended December 31, 2010 would have been $4,018 million, and the unaudited pro forma net profit from continuing operations for the same period, as restated, would have been $1,633 million. These amounts have been calculated using the Group accounting policies.

        Millicom revalued at fair value its previously held 66.7% interest in Celtel recognizing a gain of $1,049 million, recorded under the caption "Revaluation of previously held interests". The fair value of the previously held interests was determined based on discounted cash flows. The cash flow projections used (adjusted operating profit margins, income tax, working capital and capital expenditure) were estimated by management covering 6 years. Cash flows beyond this period were extrapolated using a perpetual growth rate of 2%. The valuation was determined using a discount rate of 14.3%.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

5. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

        Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the year ended December 31, 2010 and recognized the following amounts:

	Fair value 100%	Previously held interests 60.72%
	US$ '000	US$ '000
Intangible assets, net	19,563	11,879
Property, plant and equipment, net	22,875	13,890
Other non-current assets	180	109
Trade receivables	1,988	1,207
Prepayments and accrued income	40	25
Other current assets	482	293
Cash and cash equivalents	3,050	1,852
	48,178	29,255
Other non-current liabilities	3,178	1,930
Current debt and other financing	1,152	699
Trade payables	357	217
Accrued interests and other expenses	1,135	689
Current income tax liabilities	1,035	628
Other current liabilities	2,211	1,343
	9,068	5,506
Non controlling interests	13,037
Fair value of the net assets acquired and contingent liabilities	26,073
Goodwill arising on change of control	13,866
Previously held interests in Navega Honduras	(23,748)
Revaluation of the previously held interests in Navega Honduras	10,726
Cost of change of control	5,465

        The goodwill, which is not expected to be tax deductible, is attributable to the profitability potential of Navega Honduras and the synergies expected to arise. The fair value of the customers' list was ascertained using the discounted excess earnings method, and the fair value of the trademark was ascertained using the relief from royalty approach.

        Navega Honduras contributed revenues of $1 million and net profit of $20 million (including gain on revaluation) for the period from acquisition to December 31, 2010. If the acquisition had occurred on January 1, 2010, unaudited pro forma Group revenues from continuing operations for the year ended December 31, 2010 would have been $3,924 million, and the unaudited pro forma net profit from continuing operations for the same period, as restated, would have been $1,612 million. These amounts have been calculated using the Group accounting policies.

        Millicom revalued at fair value its previously held 60% interest in Navega Honduras recognizing a gain of $11 million, recorded under the caption "Revaluation of previously held interests".

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

5. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

5. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

(ii)
Contingent liabilities relating to tax and other contingencies on acquisition of $6 million (Millicom's share: $3 million) were booked within "Other current liabilities". The former shareholders placed $3 million in escrow to partly cover these contingencies. Therefore a corresponding financial asset of $3 million (Millicom's share: $2 million) has been recorded within "Other current assets".

(iii)
Deferred tax liabilities, related to the differences between the tax base and the fair value of the identifiable assets acquired amount to $6 million (Millicom's share: $3 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

5. ACQUISITIONS OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS (Continued)

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

Millicom Tchad S.A.

        On March 4, 2009, Millicom completed the acquisition of the remaining 12.5% non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash. As certain conditions were met, two additional payments of $1 million each were made.

        In 2009 Millicom early adopted IAS 27R and applied it to this acquisition. As a result, the purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease in Millicom shareholders' equity of $10 million.

Other minor investments

        In 2009, Millicom acquired other minor investments for a cash consideration of $6 million.

6. DISPOSALS OF SUBSIDIARIES AND JOINT VENTURES

Year ended December 31, 2011

Millicom Lao Co Ltd

        On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

        On March 9, 2011 Millicom completed the transaction and received proceeds (net of transaction costs and taxes) from the sale of $53 million, realizing a gain on sale of $37 million. From that date the Laos operation is no longer included in the consolidated financial statements of the Group.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

6. DISPOSALS OF SUBSIDIARIES AND JOINT VENTURES (Continued)

Amnet Honduras

        As part of a regional shareholding alignment agreement with its local partner in Honduras, on March 21, 2011, Millicom reduced its shareholding in Amnet Honduras from 100% to 66.7%, realizing a gain on sale of $2.2 million, which is recorded in equity as gain on sale to non-controlling interests. The proceeds from the sale amount to $16.5 million, of which $1 million was received in March 2011, while $4 million will be received each year for the next three years (in March 2012, March 2013 and March 2014) and the remaining $3.5 million will be received in March 2015.

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

Year ended December 31, 2009

        On October 16, November 25 and November 26, 2009 respectively, Millicom completed the sale of its operations in Sri Lanka, Sierra Leone and Cambodia, for total proceeds of respectively $155 million, $1 million and $353 million realizing a total net gain of $289 million. Total transaction costs amounted to $11 million. Total cash disposed amounted to $30 million.

7. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

        The results of discontinued operations for the years ended December 31, 2011, 2010 and 2009 are presented below:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Revenues	6,134	29,625	218,874
Operating expenses(i)	(3,378)	(17,086)	(193,038)
Operating profit	2,756	12,539	25,836
Non-operating income (expenses), net	509	271	(10,500)
Profit before tax	3,265	12,810	15,336
Tax charge	(305)	(953)	(3,854)
Gain from disposal, net	36,505	—	288,860
Net profit for the year	39,465	11,857	300,342

(i)
In 2009, an impairment of $11 million was booked to align the carrying value of Millicom's operation in Sierra Leone to its estimated fair value less cost to sell.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

7. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

        The cash (used) provided by discontinued operations for the years ended December 31, 2011, 2010 and 2009 is presented below:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Net cash provided by operating activities	—	11,105	29,906
Net cash used by investing activities	—	(16,089)	(62,795)
Net cash (used) provided by financing activities	—	5,597	(8,270)
Exchange (loss) gain on cash and cash equivalents	—	234	(158)
Transfer of cash to assets held for sale	—	(847)	(19,099)
Proceeds from the sale of discontinued operations	53,102	—	477,171
Cash provided (used) by discontinued operations	53,102	—	416,755

        The following table gives details of non cash investing and financing activities of discontinued operations for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Investing activities
Acquisition of property, plant and equipment	—	—	(873)
Financing activities
Vendor financing and finance leases	—	—	873

Asian businesses

        In May 2009, Millicom decided to dispose of its businesses in Cambodia, Laos and Sri Lanka and, as a result, in accordance with IFRS 5, these operations were classified as discontinued operations. Millicom's operations in Sri Lanka and Cambodia were sold respectively on October 16 and November 26, 2009 and its operation in Laos sold on March 9, 2011. Millicom's businesses in Cambodia, Laos and Sri Lanka previously represented the entire operating segment "Asia".

Assets held for sale

        At December 31, 2011 Millicom had assets held for sale amounting to $66 million representing towers sold but yet to be transferred to associates in Ghana, Tanzania, the Democratic Republic of Congo and Colombia. The assets and directly associated liabilities (asset retirement obligations) of $10 million that are part of these sales but are not leased back by Millicom have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale, as completion of their sale is highly probable. The part of the towers which are leased back are capitalized and classified under the caption "Property, plant & equipment, net" in the statement of financial position as at December 31, 2011.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

7. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

        The major classes of assets and liabilities classified as held for sale as at December 31, 2011, and 2010 are as follows:

	2011	2010
	US$ '000	US$ '000
Assets
Property, plant and equipment, net	66,252	171,473
Trade receivables, net	—	6,044
Inventories	—	477
Other assets	—	4,402
Cash and cash equivalents	—	2,314
Assets held for sale	66,252	184,710
Liabilities
Non-current debt and other financing	—	13,322
Other non-current liabilities	9,658	13,992
Current debt and other financing	—	5,662
Trade payables	—	4,278
Other current liabilities	—	23,513
Liabilities directly associated with assets held for sale	9,658	60,767
Net assets directly associated with the disposal group	56,594	123,943

Ghana

        In January 2010, Millicom's operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom Ghana sold the tower assets to Helios Towers Ghana for a total consideration of $30 million cash and a 40% stake in Helios Towers Ghana, and leased back a dedicated portion of each tower on which to locate its network equipment.

        By December 31, 2011 approximately 97% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at December 31, 2011 and amounted to $1 million (December 31, 2010: $6 million).

        The gain on sale represents the difference between the proceeds received and the net book value of the towers sold, as adjusted to eliminate Millicom's equity stake in Helios Towers Ghana. A portion of the gain, representing the portion of towers leased back is deferred and recognised over the term of the lease. The net gain realized for the year ended December 31, 2011 was $5 million (2010: $5 million).

        The fair value of the towers was derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers. The fair value of the assets sold was $70 million and the acquired 40% interest in Helios Towers Ghana is accounted for as an investment in associate (see note 18).

        Millicom is leasing back a portion representing 40% of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers being

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

7. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

leased back represents the dedicated part of each tower on which Millicom's equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers is being accounted for as a finance lease. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are treated as operating expenses.

        Annual payments under the finance lease agreement depend on the timing of transfer of towers to Helios Towers Ghana, but amount to approximately $11 million per annum once all towers are transferred.

Tanzania

        In December 2010, Millicom's operation in Tanzania signed a sale and lease-back agreement with Helios Towers Tanzania, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom Tanzania has agreed to sell the tower assets to Helios Towers Tanzania for a total consideration of $81 million cash and a 40% stake in Helios Towers Tanzania, and will lease back a dedicated portion of each tower on which to locate its network equipment.

        By December 31, 2011, approximately 70% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at December 31, 2011 and amounted to $22 million (December 31, 2010: $52 million). At December 31, 2011, liabilities directly related to these assets held for sale amounted to $3 million. (December 31, 2010: $6 million).

        The gain on sale represents the difference between the proceeds received and the net book value of the towers sold, as adjusted to eliminate Millicom's equity stake in Helios Towers Tanzania. A portion of the gain, representing the portion of towers leased back is deferred and recognised over the term of the lease. The net gain realized for the year ended December 31, 2011 was $13 million (2010: nil).

        The fair value of the assets was derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers. The fair value of the assets sold was $131 million and the acquired 40% interest in Helios Towers Tanzania is accounted for as an investment in associate (see note 18).

        Millicom will lease back 40% of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers to be leased back represents the dedicated part of each tower on which Millicom's equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers is accounted for as a finance lease. Rights to use the land on which the towers are located will be accounted for as operating leases, and costs of services for the towers are treated as operating expenses.

        Annual payments under the finance lease agreement depend on the timing of transfer of towers to Helios Towers Tanzania, but amount to approximately $10 million per annum once all towers are transferred.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

7. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

The Democratic Republic of Congo ("DRC")

        In December 2010, Millicom's operation in DRC signed a sale and lease-back agreement with Helios Towers DRC, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom DRC has agreed to sell the towers to Helios Towers DRC for a total consideration of $41.5 million cash and a 40% stake in Helios Towers DRC, and will lease back a dedicated portion of most of the towers on which to locate its network equipment.

        By December 31, 2011, approximately 50% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at December 31, 2011 and amounted to $29 million (December 31, 2010: $55 million). At December 31, 2011, liabilities directly related to these assets held for sale amounted to $2 million. (December 31, 2010: $5 million).

        The gain on sale represents the difference between the proceeds received and the net book value of the towers sold, as adjusted to eliminate Millicom's equity stake in Helios Towers DRC. A portion of the gain, representing the portion of towers leased back is deferred and recognised over the term of the lease. The net gain realized for the year ended December 31, 2011 was $3 million (2010: nil).

        Millicom will lease back a portion representing 40% of most of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers to be leased back represents the dedicated part of each tower on which Millicom's equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers is accounted for as a finance lease. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are treated as operating expenses.

        Annual payments under the finance lease agreement depend on the timing of transfer of towers to Helios Towers DRC, but amount to approximately $13 million per annum once all towers are transferred.

Colombia

        In July 2011, Millicom's operation in Colombia signed a sale and lease-back agreement with American Towers International Inc, for most of its tower assets.

        Under the agreement, Colombia Móvil has agreed to sell those tower assets to a fully owned subsidiary of American Towers in Colombia (ATC Infraco S.A.S) for total consideration of $182 million cash and an option for Millicom to acquire in cash a 40% stake in the holding company that owns that subsidiary (ATC Colombia BV), and will lease back a dedicated portion of each tower on which to locate its network equipment.

        By December, 2011, approximately 63% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at December 31, 2011 and amounted to $14 million. At December 31, 2011, liabilities directly related to these assets held for sale amounted to $4 million.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

7. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

        The gain on sale represents the difference between the proceeds and the net book value of the towers sold, as adjusted to eliminate Millicom's equity stake in ATC Colombia BV. A portion of the gain, representing the portion of towers leased back is deferred and recognised over the term of the lease. The net gain realized for the year ended December 31, 2011 was $12 million.

        Millicom will lease back 50% of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 50% portion of towers to be leased back represents the dedicated part of each tower on which Millicom's equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers is accounted for as a finance lease. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are treated as operating expenses.

        Annual payments under the finance lease agreement depend on the timing of transfer of towers to ATC Infraco S.A.S., but amount to approximately $19 million per annum once all towers are transferred.

        The option to acquire a 40% interest in ATC Infraco ("ATC Infraco Option") was exercised by Millicom in December 2011 for cash consideration of $7 million. The option price is set at a value that has been derived from the value of the tower assets that are transferred to ATC Infraco.

        Millicom has provided Colombia Móvil's other shareholders with an unconditional option to acquire an interest in ATC Infraco up to half of the interest held or to be held by Millicom. The option expires on July 18, 2013. At December 31, 2011 the fair value of the option granted by Millicom is not significant.

        Through a Millicom subsidiary, Millicom also has an unconditional option to acquire a minority equity interest of up to 40% in ATC Sitios de Colombia S.A.S., an already established tower subsidiary of American Towers International Inc. The option to acquire an interest of up to 40% in ATC Sitios ("ATC Sitios Option") may be exercised until December 21, 2012. The option price is the equivalent of the amount invested by American Tower in ATC Sitios as adjusted for any return on capital invested by American Tower. At December 31, 2011 the fair value of the option granted to Millicom is not significant.

        Millicom has provided Colombia Móvil's other shareholders with an unconditional option to acquire an interest in ATC Sitios up to half of the interest held or to be held by Millicom. The option expires on July 18, 2013. At December 31, 2011 the fair value of the option granted by Millicom is not significant.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

8. SUBSIDIARIES

        The Group has the following significant subsidiaries, which are consolidated:

Name of the company	Country	Holding December 31, 2011	Holding December 31, 2010
		% of ownership interest	% of ownership interest
Central America
Telemovil El Salvador S.A.	El Salvador	100.0	100.0
Cable El Salvador S.A. de C.V.	El Salvador	100.0	100.0
Telefonica Celular S.A.	Honduras	66.7	66.7
Navega S.A. DE CV (formerly Metrored S.A) (see note 5).	Honduras	66.7	66.7
Cable Costa Rica S.A.	Costa Rica	100.0	100.0
South America
Telefonica Celular de Bolivia S.A.	Bolivia	100.0	100.0
Telefonica Celular del Paraguay S.A.	Paraguay	100.0	100.0
Colombia Movil S.A. E.S.P.	Colombia	50.0 + 1 share	50.0 + 1 share
Africa
Millicom Ghana Company Limited	Ghana	100.0	100.0
Sentel GSM S.A.	Senegal	100.0	100.0
MIC Tanzania Limited	Tanzania	100.0	100.0
Oasis S.P.R.L.	Democratic Republic of Congo	100.0	100.0
Millicom Tchad S.A. (see note 5)	Chad	100.0	100.0
Millicom Mauritius Limited	Mauritius	100.0	100.0
Millicom Rwanda Limited	Rwanda	87.5	87.5
Unallocated
Millicom International Operations S.A.	Luxembourg	100.0	100.0
Millicom International Operations B.V.	Netherlands	100.0	100.0
MIC Latin America B.V.	Netherlands	100.0	100.0
Millicom Africa B.V.	Netherlands	100.0	100.0
Millicom Holding B.V.	Netherlands	100.0	100.0
Millicom Ireland Limited	Ireland	100.0	100.0

9. INTERESTS IN JOINT VENTURES

        The Group has the following significant joint venture companies, which are proportionally consolidated:

Name of the company	Country	Holding December 31, 2011	Holding December 31, 2010
		% of ownership interest	% of ownership interest
Central America
Comunicaciones Celulares S.A.	Guatemala	55.0	55.0
Navega.com S.A. (see note 5)	Guatemala	55.0	55.0
Africa
Emtel Limited	Mauritius	50.0	50.0

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

9. INTERESTS IN JOINT VENTURES (Continued)

        The share of assets and liabilities of the jointly controlled entities at December 31, 2011 and 2010, which are included in the consolidated financial statements, are as follows:

	2011	2010
	US$ '000	US$ '000
Current assets	235,092	199,147
Non-current assets	419,371	386,703
Total assets	654,463	585,850
Current liabilities	205,848	159,616
Non-current liabilities	174,823	145,664
Total liabilities	380,671	305,280

        The share of revenues and operating expenses of the jointly controlled entities for the years ended December 31, 2011, 2010, and 2009, which are included in the consolidated income statements from continuing operations, are as follows:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Revenues	650,300	799,305	947,600
Total operating expenses	(364,992)	(413,461)	(503,298)
Operating profit	285,308	385,844	444,302

10. SEGMENT INFORMATION

        Management has determined the operating and reportable segments based on the reports that are used by the Chief Operating Decision Maker ("CODM") to make strategic and operational decisions.

        Management considers the Group from both a business and a geographic perspective. The Group operates in the business of communication, information, entertainment, mobile financial services and solutions, and provides these services through mobile telephony and cable (including broadband, television and fixed telephony). The Group's risks and rates of return for its operations are affected predominantly by the fact that it operates in different geographical regions. The businesses are organized and managed according to the selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

        The Group has businesses in three regions: Central America, South America and Africa.

        Product and service offerings have converged to business categories to be more customer-centric, and less focused on the medium in which the product and service offerings are provided (i.e. through mobile devices vs. cables). Accordingly, management and operation of the Central America cable business has been integrated with our mobile operations. As a result of these changes, execution of global strategies and reporting to the Chief Operating Decision-Maker are no longer separated between mobile operations and cable operations. Comparative segment information for Central America has been restated to include the Cable business, which was previously reported as a separate segment.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

10. SEGMENT INFORMATION (Continued)

        The following tables present revenues, operating profit (loss) and other segment information for the years ended December 31, 2011, 2010 and 2009:

December 31, 2011	Central America	South America	Africa	Unallocated items	Total continuing operations	Discontinued operations (note 7)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,842,166	1,706,139	981,292	—	4,529,597	6,134	—	4,535,731
Operating profit (loss)	649,159	504,822	216,865	(113,825)	1,257,021	2,756	—	1,259,777
Add back:
Depreciation and amortization	303,272	230,936	203,948	824	738,980	1,539	—	740,519
Loss (gain) of disposal and impairment	5,453	(9,913)	(17,325)	—	(21,785)	—	—	(21,785)
Share based compensation	—	—	—	17,264	17,264	—	—	17,264
Corporate costs	—	—	—	95,737	95,737	—	—	95,737
Adjusted operating profit (loss)(i)	957,884	725,845	403,488	—	2,087,217	4,295	—	2,091,512
Additions to:
Property, plant and equipment	(220,455)	(294,628)	(287,736)	(434)	(803,253)	(20)	—	(803,273)
Intangible assets	(1,576)	(29,304)	(8,952)	(5,412)	(45,244)	—	—	(45,244)
Capital expenditure	(222,031)	(323,932)	(296,688)	(5,846)	(848,497)	(20)	—	(848,517)
Taxes paid	(146,245)	(77,355)	(13,528)	(30,943)	(268,071)
Changes in working capital	(66,743)	14,613	92,061	(25,392)	14,539
Other movements	18,239	85,747	77,857	36,721	218,564
Operating free cash flow(ii)	541,104	424,918	263,190	(25,460)	1,203,752
Total Assets(iii)	4,073,905	2,008,584	1,629,896	830,071	8,542,456	—	(1,260,510)	7,281,946
Total Liabilities	1,673,356	1,388,516	1,704,743	926,596	5,693,211	—	(856,819)	4,836,392

(i)
Adjusted operating profit is used by the management to monitor the segmental performance and for capital management (see note 34).

(ii)
Operating free cash flow by segment includes vendor financing of capital equipment as a cash transaction.

(iii)
Segment assets include goodwill and other intangibles.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

10. SEGMENT INFORMATION (Continued)

December 31, 2010 (As restated)(iv)	Central America(v)	South America	Africa	Unallocated items	Total continuing operations	Discontinued operations (note 7)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,641,441	1,373,877	904,931	—	3,920,249	29,625	—	3,949,874
Operating profit (loss)	638,598	361,969	147,737	(106,574)	1,041,730	12,539	—	1,054,269
Add back:
Depreciation and amortization	250,144	223,186	202,733	923	676,986	—	—	676,986
Loss (gain) of disposal and impairment	4,099	4,590	7,568	—	16,257	—	—	16,257
Share based compensation	—	—	—	30,718	30,718	—	—	30,718
Corporate costs	—	—	—	74,933	74,933	—	—	74,933
Adjusted operating profit (loss)(i)	892,841	589,745	358,038	—	1,840,624	12,539	—	1,853,163
Additions to:
Property, plant and equipment	(187,157)	(216,408)	(273,689)	(17)	(677,271)	(16,223)	—	(693,494)
Intangible assets	(20,948)	(28,091)	(3,924)	(473)	(53,436)	—	—	(53,436)
Capital expenditure	(208,105)	(244,499)	(277,613)	(490)	(730,707)	(16,223)	—	(746,930)
Taxes paid	(139,139)	(62,240)	(9,291)	(28,053)	(238,723)
Changes in working capital	34,024	(31,333)	(27,776)	25,970	885
Other movements	6,978	60,061	101,603	(24,456)	144,186
Operating free cash flow(ii)	586,599	311,734	144,961	(27,029)	1,016,265
Total Assets(iii)	3,617,802	1,503,621	1,600,307	650,677	7,372,407	71,878	(449,168)	6,995,117
Total Liabilities	2,319,733	1,257,708	1,630,201	803,332	6,010,974	47,518	(1,453,008)	4,605,484

(i)
Adjusted operating profit is used by the management to monitor the segmental performance and for capital management (see note 34).

(ii)
Operating free cash flow by segment includes vendor financing of capital equipment as a cash transaction.

(iii)
Segment assets include goodwill and other intangibles.

(iv)
Restatement—see note 4.

(v)
Includes cable which in 2010 was reported as a separate segment which has now been integrated with mobile operations.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

10. SEGMENT INFORMATION (Continued)

December 31, 2009	Central America	South America	Africa	Unallocated items	Total continuing operations	Discontinued operations (note 7)	Inter- company elimination	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Revenues	1,514,663	1,075,914	782,150	—	3,372,727	218,874	—	3,591,601
Operating profit (loss)	615,636	227,904	84,582	(77,099)	851,023	314,696	—	1,165,719
Add back:
Depreciation and amortization	205,052	208,469	196,832	1,082	611,435	34,842	—	646,277
Loss (gain) of disposal and impairment	1,361	2,222	3,401	262	7,246	(277,665)	—	(270,419)
Share based compensation	—	—	—	10,175	10,175	—	—	10,175
Corporate costs	—	—	—	65,580	65,580	—	—	65,580
Adjusted operating profit (loss)(i)	822,049	438,595	284,815	—	1,545,459	71,873	—	1,617,332
Additions to:
Property, plant and equipment	(152,222)	(143,556)	(395,352)	(246)	(691,376)	(79,072)	—	(770,448)
Intangible assets	(23,085)	(19,489)	(2,892)	(646)	(46,112)	—	—	(46,112)
Capital expenditure	(175,307)	(163,045)	(398,244)	(892)	(737,488)	(79,072)	—	(816,560)
Taxes paid	(115,414)	(54,423)	(6,654)	(19,359)	(195,850)
Changes in working capital	(53,407)	39,978	55,631	239	42,441
Other movements	1,763	1,927	18	—	3,708
Operating free cash flow(ii)	479,684	263,032	(64,434)	(20,012)	658,270
Total Assets(iii)	2,132,331	1,370,202	1,586,488	732,667	5,821,688	411,939	(242,609)	5,991,018
Total Liabilities	1,257,957	1,141,956	1,594,662	470,781	4,465,356	242,625	(1,027,093)	3,680,888

(i)
Adjusted operating profit is the measure used by the management to monitor the segmental performance and for capital management (see note 34).

(ii)
Operating free cash flow by segment includes vendor financing of capital equipment as a cash transaction.

(iii)
Segment assets include goodwill and other intangibles.

        Revenues from continuing operations for the years ended December 31, 2011, 2010 and 2009 analyzed by country are as follows:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Colombia	756,211	612,111	444,899
Honduras	673,022	532,068	436,435
Guatemala	646,679	570,827	517,555
Paraguay	593,382	462,537	387,964
El Salvador	413,712	453,503	493,298
Other	1,446,591	1,289,203	1,092,576
Total	4,529,597	3,920,249	3,372,727

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

10. SEGMENT INFORMATION (Continued)

        Non-current assets (intangible assets and property, plant and equipment) as at December 31, 2011 and 2010 analyzed by country are as follows:

	2011	2010
	US$ '000	US$ '000
Colombia	596,498	604,723
Honduras	1,669,030	1,762,865
Guatemala	392,349	348,682
Paraguay	255,577	223,840
El Salvador	437,879	482,623
Other	1,684,137	1,627,779
Total	5,035,470	5,050,512

11. ANALYSIS OF OPERATING PROFIT

        The Group's operating income and expenses from continuing operations analyzed by nature of expense is as follows:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Revenues	4,529,597	3,920,249	3,372,727
Cost of rendering telecommunication services	(1,006,951)	(809,669)	(716,269)
Depreciation and amortization (notes 10, 16 and 17)	(738,980)	(676,986)	(611,435)
Dealer commissions	(398,467)	(354,608)	(300,487)
Employee related costs (note 12)	(299,151)	(294,045)	(249,757)
Sites and network maintenance	(208,340)	(175,971)	(151,816)
Advertising and promotion	(126,522)	(119,675)	(122,986)
Phone subsidies	(138,578)	(124,448)	(108,714)
External services	(154,621)	(110,344)	(81,537)
Operating lease expense (note 32)	(96,376)	(82,929)	(72,749)
Billing and payments	(33,373)	(27,831)	(21,005)
Gain (loss) on disposal and impairment of assets, net (note 10 and 17)	21,785	(16,257)	(7,246)
Other income	43,700	3,192	—
Other expenses	(136,702)	(88,948)	(77,703)
Operating profit	1,257,021	1,041,730	851,023

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

11. ANALYSIS OF OPERATING PROFIT (Continued)

        The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Audit Fees	3,623	4,237	4,179
Audit Related Fees	152	604	115
Tax Fees	97	—	61
All Other Fees	58	55	71
Total	3,930	4,896	4,426

        Audit related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and the issuance of certifications of loan covenant compliance required by Millicom's debt agreements. Tax services consist principally of tax planning services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2011 and 2010 were approved by the audit committee.

12. EMPLOYEE RELATED COSTS

        Employee related costs are comprised of the following:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Wages and salaries	(209,180)	(196,318)	(183,220)
Social security	(23,613)	(21,094)	(20,105)
Share based compensation (see note 24)	(17,264)	(30,718)	(10,175)
Other employee related costs(i)	(49,094)	(45,915)	(36,257)
Total	(299,151)	(294,045)	(249,757)

(i)
Includes pension costs and other benefits. There are no defined benefit pension plans.

        The average number of permanent employees during the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Continuing operations	6,526	6,109	5,937
Discontinued operations	128	237	1,852
Total average number of permanent employees	6,654	6,346	7,789

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

13. OTHER NON-OPERATING (EXPENSES) INCOME, NET

        The Group's other non-operating (expenses) income, net is comprised of the following:

	2011	2010 (As restated)(i)	2009
	US$ '000	US$ '000	US$ '000
Change in carrying value of put option(i)	24,233	(31,956)	—
Change in fair value of derivatives	(2,472)	(14,597)	—
Other exchange (losses), net	(26,051)	(15,105)	(32,181)
Other non operating (expenses) income, net	(4,290)	(61,658)	(32,181)

(i)
Restatement—see note 4

14. TAXES

        Group taxes mainly comprise income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2011, 2010 and 2009.

        The effective tax rate on continuing operations is (2%) (2010: 12%, 2009: 27%). Currently Millicom operations are in jurisdictions with income tax rates of 10% to 40% (2010 and 2009: 10% to 40%).

        The reconciliation between the weighted average statutory tax rate and the effective average tax rate is as follows:

	2011	2010	2009
	%	%	%
Weighted average statutory tax rate(i)	24	23	23
Recognition of previously unrecorded tax losses	(29)	—	—
Unrecognized current year tax losses(ii)	1	7	9
Non taxable income and non deductible expenses, net	1	—	(1)
Taxes based on revenue	(6)	(7)	(8)
Income taxes at other than statutory tax rates	4	2	3
Withholding taxes on transfers between operating and non operating entities	3	3	3
Non-taxable gain arising from revaluation of previously held interests	—	(16)	(2)
Effective tax rate	(2)	12	27

(i)
The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit or loss before tax, by the aggregate profit before tax excluding the impact of the revaluation of Honduras in 2010 (see note 5).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

14. TAXES (Continued)

(ii)
Unrecognized current year tax losses mainly consist of tax losses at the Company level and tax losses recorded in the Group's operations in the Democratic Republic of Congo and Rwanda (2010: DRC, Rwanda and Colombia; 2009: DRC and Colombia).

        The credit (charge) for income taxes from continuing operations is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Current income tax credit (charge)	(278,502)	(223,077)	(201,230)
Net deferred income tax benefit (expense)	296,849	(4,019)	13,232
Credit / (charge) for taxes	18,347	(227,096)	(187,998)

        The tax effects of significant items comprising the Group's net deferred income tax asset and liability as of December 31, 2011 and 2010 are as follows:

	Consolidated balance sheets		Consolidated income statements
	2011	2010	2011	2010	2009
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Loss carry-forwards	182,562	—	182,562	(5,877)	(1,945)
Provision for doubtful debtors	9,124	4,206	4,918	602	408
Temporary differences between book and tax basis of intangible assets and property, plant and equipment	4,993	(45,456)	50,449	(2,398)	(2,411)
Deferred tax liabilities recognized as part of the acquisition of Celtel (see note 5)	(94,390)	(105,392)	11,002	8,460	—
Deferred tax liabilities recognized as part of the acquisition of Amnet (see note 5)	(19,413)	(25,805)	6,392	6,237	9,485
Deferred tax liabilities recognized as part of the acquisition of Navega (see note 5)	(2,358)	(3,126)	768	936	540
Other temporary and translation differences	37,382	3,613	40,758	(11,979)	7,155
Deferred tax benefit (expense)			296,849	(4,019)	13,232
Deferred tax assets (liabilities), net	117,900	(171,960)
Reflected in the statements of financial position as:
Deferred tax assets	316,966	23,959
Deferred tax liabilities	(199,066)	(195,919)

        Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        No deferred tax liability was recognized in respect of $3,352 million (2010: $3,659 million) of unremitted earnings of subsidiaries and joint ventures, because the Group was in a position to control the timing of the reversal of the temporary differences and it was unlikely that such differences would

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

14. TAXES (Continued)

reverse in a foreseeable future. Furthermore, it was not practicable to estimate the amount of unrecognized deferred tax liabilities in respect of these unremitted earnings.

        During 2011, a tax credit of $308 million was recognized in our Colombian operation relating to expected utilization of tax loss carry-forwards and other temporary differences related mainly to property, plant and equipment and intangible assets. The expected utilisation of tax loss carryforwards was based on an assessment by management that sufficient taxable profit will be available to allow the benefit of the deferred tax asset to be utilised.

        Unrecognized net operating losses and other tax loss carry-forwards relating to continuing operations amounted to $169 million as at December 31, 2011 (2010: $775 million, 2009: $885 million) with expiry periods of between 1 and 5 years. In addition the Company has unrecognized net operating losses of $1,742 million (2010: $1,833 million) which do not expire.

15. EARNINGS PER SHARE

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

        The following reflects the net profit and share data used in the basic and diluted earnings per share computations:

	2011	2010 (As restated)(i)	2009
	US$ '000	US$ '000	US$ '000
Basic
Net profit attributable to equity holders from continuing operations	885,815	1,611,491	551,390
Net profit attributable to equity holders from discontinued operations	38,700	8,786	298,858
Net profit attributable to equity holders to determine the basic earnings per share	924,515	1,620,277	850,788
Diluted
Net profit attributable to equity holders from continuing operations	885,815	1,611,491	551,390
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share	885,815	1,611,491	551,390
Net profit attributable to equity holders from discontinued operations	38,700	8,786	298,858
Net profit attributable to equity holders to determine the diluted earnings per share	924,515	1,620,277	850,788

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

15. EARNINGS PER SHARE (Continued)

	2011	2010	2009
	'000	'000	'000
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	104,196	108,219	108,527
Effect of dilution:
Potential incremental shares as a result of share options	105	177	223
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	104,301	108,396	108,750

(i)
Restatement—see note 4

        To calculate earnings per share amounts for the discontinued operations, the weighted average number of shares for both basic and diluted amounts is as per the table above.

16. INTANGIBLE ASSETS

        The movements in intangible assets in 2011 were as follows:

	Goodwill	Licenses	Other(ii)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	1,427,825	238,196	616,824	2,282,845
Change in the composition of the Group (see note 5)	—	—	4,603	4,603
Additions (see note 10)	—	12,609	32,635	45,244
Amortization charge(i)	—	(34,634)	(105,882)	(140,516)
Transfers	—	3,342	(3,342)	—
Other movements	—	(614)	(498)	(1,112)
Exchange rate movements	(12,966)	(5,719)	(2,026)	(20,711)
Closing balance, net	1,414,859	213,180	542,314	2,170,353
As at December 31, 2011
Cost or valuation	1,414,859	408,872	865,465	2,689,196
Accumulated amortization	—	(195,692)	(323,151)	(518,843)
Net	1,414,859	213,180	542,314	2,170,353

(i)
The amortization charge for Licenses and Other is recorded under the caption "General and administrative expenses".

(ii)
The caption "Other" includes mainly those intangible assets identified in business combination (i.e. customers' lists and trademarks).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

16. INTANGIBLE ASSETS (Continued)

        The movements in intangible assets in 2010 were as follows:

	Goodwill	Licenses	Other(ii)	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	547,986	218,510	278,341	1,044,837
Change in the composition of the Group (see note 5)	869,559	30,519	383,837	1,283,915
Additions (see note 10)	—	26,190	27,246	53,436
Amortization charge(i)	—	(39,353)	(78,801)	(118,154)
Transfers	—	1,751	(1,751)	—
Other movements	—	(80)	(2,167)	(2,247)
Exchange rate movements	10,280	659	10,119	21,058
Closing balance, net	1,427,825	238,196	616,824	2,282,845
As at December 31, 2010
Cost or valuation	1,427,825	401,306	839,112	2,668,243
Accumulated amortization	—	(163,110)	(222,288)	(385,398)
Net	1,427,825	238,196	616,824	2,282,845

(i)
The amortization charge for Licenses and Other is recorded under the caption "General and administrative expenses".

(ii)
The caption "Other" includes mainly those intangible assets identified in business combination (i.e. customers' lists and trademarks).

        The following table provides details of cash used for additions to intangible assets:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Additions	45,244	53,436	46,112
Subtotal	45,244	53,436	46,112
Change in suppliers advances	(165)	160	—
Change in capex accruals and payables	11,394	(27,358)	(108)
Cash used from continuing operations for additions from intangible assets	56,473	26,238	46,004

Impairment test of goodwill

        As at December 31, 2011, management tested all goodwill for impairment. The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

16. INTANGIBLE ASSETS (Continued)

        The recoverable amount of a cash-generating unit ("CGU") or group of CGUs is determined based on discounted cash flows. The cash flow projections used (adjusted operating profit margins, income tax, working capital, capital expenditure and license renewal cost) are extracted from financial budgets approved by management and the Board covering a period of three years apart from our new business in Rwanda where six years has been used (2010: eight years). The planning horizon reflects industry practice in the countries where the Group operates. Cash flows beyond this period are extrapolated using a perpetual growth rate of 2% (2010: 2%). No impairment losses were recorded on goodwill for the years ended December 31, 2011, 2010 and 2009.

        As part of the impairment tests, sensitivity analysis was performed on the key assumptions from which it was determined that sufficient margin exists from realistic changes to the assumptions that would have resulted in impairment.

        The recoverable amounts have been determined for the cash generating units based on the following discount rates for the years ended December 31, 2011 and 2010:

Discount rate after tax
	2011	2010
Central America	8.2% - 12.7%	9.9% - 14.3%
South America	8.0% - 11.2%	9.5% - 15.9%
Africa	8.9% - 14.6%	8.8% - 14.6%

        The allocation of goodwill to cash generating units, net of exchange rate movements, is shown below:

	2011	2010
	US$ '000	US$ '000
Millicom's operations in:
Honduras (see note 5)	925,834	936,895
El Salvador	184,956	184,956
Costa Rica	137,945	137,638
Colombia	52,283	52,283
Guatemala	35,574	34,339
Senegal	34,008	35,209
Other	44,259	46,505
Total Goodwill	1,414,859	1,427,825

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

17. PROPERTY, PLANT AND EQUIPMENT

        Movements in tangible assets in 2011 were as follows:

	Network equipment(iv)	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	2,395,597	53,725	206,808	111,537	2,767,667
Change in the composition of the Group (note 5)(iii)	2,175	—	3,102	209	5,486
Additions (including sale and leaseback)	127,279	8,845	720,659	21,841	878,624
Impairments and net disposals	(99,038)	(369)	(6,661)	(2,525)	(108,593)
Depreciation charge(ii)	(549,938)	(3,317)	—	(45,209)	(598,464)
Asset retirement obligations	4,776	100	—	—	4,876
Transfers	629,985	11,749	(685,219)	43,485	—
Transfer to assets held for sale (see note 7)	(56,142)	—	—	—	(56,142)
Exchange rate movements	(26,917)	(1,310)	1,694	(1,804)	(28,337)
Closing balance at December 31, 2011	2,427,777	69,423	240,383	127,534	2,865,117
Cost or valuation	4,557,220	84,879	240,383	344,537	5,227,019
Accumulated depreciation	(2,129,443)	(15,456)	—	(217,003)	(2,361,902)
Net	2,427,777	69,423	240,383	127,534	2,865,117

(i)
The caption "Other" mainly includes office equipment and motor vehicles.

(ii)
The depreciation charge for network equipment is recorded under the caption "Cost of sales" and the depreciation charge for Land and Buildings and Other is recorded under the caption "General and administrative expenses".

(iii)
The change in the composition of the Group corresponded to other minor investments.

(iv)
The net carrying amount of network equipment under finance leases at December 31, 2011, mainly comprising towers, was $133 million.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

17. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Movements in tangible assets in 2010 were as follows:

	Network equipment(iv)	Land and Buildings	Construction in Progress	Other(i)	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
Opening balance, net	2,352,954	81,215	152,234	124,238	2,710,641
Change in the composition of the Group (note 5)(iii)	118,923	2,165	3,431	5,330	129,849
Additions	54,906	417	600,625	21,323	677,271
Impairments and net disposals	(48,038)	(263)	(2,034)	(2,560)	(52,895)
Depreciation charge(ii)(v)	(508,339)	(3,062)	—	(47,431)	(558,832)
Asset retirement obligations	(17,176)	493	—	—	(16,683)
Transfers	560,413	(26,870)	(545,093)	11,550	—
Transfer to assets held for sale (see note 7)	(106,174)	—	—	—	(106,174)
Exchange rate movements	(11,872)	(370)	(2,355)	(913)	(15,510)
Closing Balance at December 31, 2010	2,395,597	53,725	206,808	111,537	2,767,667
Cost or valuation	4,165,165	65,868	206,808	303,781	4,741,622
Accumulated depreciation	(1,769,568)	(12,143)	—	(192,244)	(1,973,955)
Net	2,395,597	53,725	206,808	111,537	2,767,667

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

        Borrowing costs capitalized for the year ended December 31, 2011 were not significant (2010: not signifcant).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

17. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The following table provides details of cash used for the purchase of property, plant and equipment:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Additions	803,273	693,494	770,448
Additions from discontinued operations	(20)	(16,223)	(79,072)
Subtotal	803,253	677,271	691,376
Change in suppliers advances	(2,639)	(12,072)	(77,539)
Change in capex accruals and payables	(63,004)	22,480	162,421
Vendor financing and finance leases (see note 31)	(37,929)	(90,779)	(45,399)
Capitalized interests	—	—	(4,294)
Cash used from continuing operations for purchase of property, plant and equipment	699,681	596,900	726,565

18. INVESTMENTS IN ASSOCIATES

        As at December 31, 2011 Millicom's investment in associates amounted to $63 million representing 40% interests in Helios Towers Tanzania, Helios Towers DRC and ATC Colombia B.V. acquired during the year, and Helios Towers Ghana (see note 7) (2010: including $17 million representing a 40% interest in Helios Towers Ghana).

19. NON-CURRENT PLEDGED DEPOSITS

        As at December 31, 2011, non-current pledged deposits amounted to $49 million (2010: $50 million) and mainly related to security over financing of Millicom's operation in Chad (see note 27).

20. TRADE RECEIVABLES, NET

	2011	2010
	US$ '000	US$ '000
Gross trade receivables	348,870	304,999
Less: provisions for impairment of receivables	(71,926)	(51,741)
Trade receivables, net	276,944	253,258

        The nominal value less impairment of trade receivables is assumed to approximate their fair values (see note 35).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

20. TRADE RECEIVABLES, NET (Continued)

        As at December 31, 2011 and 2010, the ageing analysis of trade receivables is as follows:

		Past due (net of impairments)
					Total
	Neither past due nor impaired		30 - 90 days
		<30 days		>90 days	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
2011
Telecom operators	73,381	30,670	20,914	792	125,757
Own customers	70,568	14,558	13,298	2,996	101,420
Others	34,126	9,337	6,071	233	49,767
Total	178,075	54,565	40,283	4,021	276,944

		Past due (net of impairments)
					Total
	Neither past due nor impaired		30 - 90 days
		<30 days		>90 days	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
2010
Telecom operators	68,929	30,244	38,340	28	137,541
Own customers	50,339	16,088	6,510	337	73,274
Others	33,508	4,997	3,938	—	42,443
Total	152,776	51,329	48,788	365	253,258

21. OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2011	2010
	US$ '000	US$ '000
Value added tax receivables	11,402	9,319
Pledged deposits	297	7,261
Escrow accounts (see note 28)	3,972	11,730
Related party receivables	76,677	—
Other	54,267	47,001
Total other current assets	146,615	75,311

22. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2011	2010
	US$ '000	US$ '000
Cash and cash equivalents in U.S. dollars	509,882	571,158
Cash and cash equivalents in other currencies	351,744	452,329
Restricted cash	19,653	—
Total cash and cash equivalents	881,279	1,023,487

        Cash balances are diversified among leading international banks and in domestic banks within the countries where we operate.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

23. SHARE CAPITAL

Share capital and share premium

        The authorized share capital of the Company totals 133,333,200 registered shares (2010: 133,333,200). As at December 31, 2011, the total subscribed and fully paid-in share capital and premium was $663 million (2010: $682 million) consisting of 104,939,217 (2010: 109,053,120) registered common shares at a par value of $1.50 (2010: $1.50) each.

        The following table summarizes movements in issued share capital for the years ended December 31, 2011 and 2010:

	2011	2010
	Number of shares	Number of shares
Issued share capital as of January 1	109,053,120	108,648,325
Exercise of share options(i)	39,622	145,305
Shares to employees and directors(i)	46,475	259,490
Total issuance of shares during the year	86,097	404,795
Cancellation of shares during the year	(4,200,000)	—
Issued share capital as of December 31	104,939,217	109,053,120

(i)
In addition, 6,179 of share options and 186,681 of restricted shares were issued from treasury shares during 2011

        The Company re-purchased 4,646,241 shares for $498 million under a share buy-back program in 2011 (2010: 3,253,507 shares for $300 million).

        The Company reduced its issued share capital by $6 million in 2011, by way of cancellation of 4.2 million shares having a par value of $1.50 each, previously held as treasury shares.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

24. SHARE BASED COMPENSATION (Continued)

        The following table summarizes information about share options outstanding and exercisable at December 31, 2011. The market price of the Company's shares as at December 31, 2011 was the SEK equivalent of $100.20 (2010: $95.60).

	Options outstanding		Options exercisable
Range of exercise price $	Weighted average exercise price	Number outstanding at December 31, 2011	Weighted average exercise price	Number exercisable at December 31, 2011
20.56	20.56	35,000	20.56	35,000
25.05 - 29.75	26.93	33,332	26.93	33,332
31.88 - 35.91	35.16	66,664	35.16	66,664
20.56 - 35.91	29.34	134,996	29.34	134,996

        Share options outstanding at the end of the year have the following expiry dates, exercise prices and terms:

Date issued	Number of options outstanding as at December 31, 2011	Exercise price $	Terms
May 1996, May 1997, May 1998, May 2000 and May 2004	99,996	25.05 - 35.91	Exercisable immediately. Options have an indefinite life.
May 2005	35,000	20.56	Exercisable immediately. Options have a twenty year life.

        The following table summarizes the Company's share options as of December 31, 2011, 2010 and 2009, and changes during the years then ended:

	2011		2010		2009
	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options	Average exercise price in $ per share	Number of options
Outstanding at beginning of year	29.06	183,797	26.21	329,788	24.23	494,120
Expired/forfeited	20.56	(3,000)	25.05	(686)	18.73	(25,108)
Exercised	28.80	(45,801)	22.58	(145,305)	20.53	(139,224)
Outstanding at end of year	29.34	134,996	29.06	183,797	26.21	329,788
Exercisable at end of year	29.34	134,996	29.06	183,797	28.20	243,946

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
as of December 31, 2011, 2010 and 2009 (Continued)

24. SHARE BASED COMPENSATION (Continued)

Restricted share grants

        Starting on May 30, 2006, the grant of options was replaced by the grant of restricted shares whereby these shares cannot be sold or transferred for 12 months. No grants of restricted shares were made in 2011.

        Grants to directors in 2010 were as follows:

	Number of shares	Share price at date of grant	2010 Expense
			(US$ '000)
Directors	5,277	$81.91	432

        Compensation expense for the total number of shares awarded in 2010 to Directors was measured on the grant dates using Millicom's closing share price as quoted on the NASDAQ National Market on those dates.

Long-term incentive plans

  2008

        Long term incentive awards for 2008 ("2008 LTIPs") were approved by Millicom's Board of Directors on December 4, 2007. The awards consisted of a performance shares plan and a matching share award plan. Shares granted under the performance share plan vested at the end of a three year period, on meeting a performance condition related to Millicom's "earnings per share" ("EPS"). The achievement of a certain level of this condition, measured at the end of the three year period, resulted in the vesting of a specific percentage of shares to each employee in the plan.

        The matching share award plan requires employees to invest in shares of the Company in order to be eligible for matching shares. Shares awarded under this plan vested at the end of a three year period, on meeting market conditions that are based on the "total shareholder return" ("TSR") of Millicom's shares compared to the TSR of a peer group of companies during the three-year period of the plan. A fair value per share was determined and applied to the total potential number of matching shares and was expensed over the vesting period.

        In 2011, 148,585 shares were issued under the 2008 performance shares plan and 28,795 shares issued under the matching share award plan. There are no more shares to be issued under the 2008 LTIPs.

        The total charge for the 2008 LTIPs of $25 million was recorded over the service period including $20 million in 2010 when conditions connected to the plans previously not expected to be met, were fulfilled (2008 to 2010).

  2009

        Long term incentive awards for 2009 ("2009 LTIPs") were approved by Millicom's Board of Directors on June 16, 2009. The 2009 LTIPs consist of a deferred share awards plan and a performance shares plan.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

24. SHARE BASED COMPENSATION (Continued)

        Shares granted under the deferred plan are based on past performance and vested 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

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

        In 2011, 3,804 shares were issued under the 2009 performance shares plan and 26,023 shares issued under the deferred share plan.

        The total charge for the 2009 LTIPs of $11 million was recorded over the service period (2009 to 2011).

  2010

        Long term incentive awards for 2010 ("2010 LTIPs") were approved by Millicom's Board of Directors on November 27, 2009. The 2010 LTIPs consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

        In 2011, 706 shares were issued under the 2010 performance shares plan and 25,243 shares issued under the deferred share plan.

        The total charge for the 2010 LTIPs was estimated as of December 31, 2011 at $15 million, and is being recorded over the service period (2010 to 2012).

  2011

        Long term incentive awards for 2011 ("2011 LTIPs") were approved by Millicom's Board of Directors on February 1, 2011. The 2011 LTIPs consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

        Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2012 and January 1, 2013 and 67% on January 1, 2014.

        Shares granted under the performance plan vest at the end of the three year period, subject to performance conditions, 50% based on Return on Capital Investment (ROIC) and 50% based on EPS. Prior to September 2011, the vesting conditions were 50% based on EPS and 50% on a market condition that was based on the ranking of the TSR of Millicom compared to the FTSE Global Telecoms Index adjusted to add three peer companies ("Adjusted Global Telecoms Index"). As this index was discontinued during 2011, the Compensation Committee approved the replacement of this condition with the ROIC condition. As a result the total estimated charge of the 2011 LTIPs increased from $19 million to $ 20 million.

        In 2011, no shares were issued under either the deferred share awards plan or the performance shares plan.

        The total charge for the 2011 LTIPs was estimated as of December 31, 2011 at $20 million, and is being recorded over the service period (2011 to 2013).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

24. SHARE BASED COMPENSATION (Continued)

        The number of share awards expected to vest under the long term incentive plans is as follows:

	Performance shares 2011	Deferred share awards 2011	Performance shares 2010	Deferred share awards 2010	Performance shares 2009	Deferred share awards 2009
Plan share awards	105,643	145,687	81,862	153,960	124,254	172,352
Share awards granted(i)	2,935	3,800	6,771	12,043	9,875	10,677
Revision for actual and expected forfeitures	(12,947)	(19,130)	(17,425)	(26,612)	(21,127)	(36,501)
Revision for expectations in respect of performance conditions	—	—	—	—	—	—
Shares issued	—	—	(706)	(25,243)	(4,416)	(53,337)
Share awards expected to vest	95,631	130,357	70,502	114,148	108,586	93,191

(i)
Additional shares granted including consideration for the impact of the special dividends paid in 2011 and 2010 (see note 29)

Total share based compensation expense

        Total share-based compensation for years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Share options	—	7	(46)
Restricted share grants	—	432	368
2006 LTIPs	—	—	(530)
2007 LTIPs	—	97	5,142
2008 LTIPs	—	20,467	167
2009 LTIPs	3,330	3,461	5,074
2010 LTIPs	5,289	6,254	—
2011 LTIPs	8,645	—	—
Total share-based compensation expense	17,264	30,718	10,175

25. PUT OPTION RESERVE

        On July 1, 2010, in exchange for an unconditional 5 year call option, the Company granted to its non-controlling interest in our operation in Honduras a 5 year conditional put option over his 33.3% shareholding. A put option reserve in the amount of $737 million was recognised representing the present value of the redemption price of the put option at that date.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

26. OTHER RESERVES

	Legal reserve	Equity-settled transaction reserve	Hedge reserve	Currency translation reserve	Total
	US$ '000	US$ '000	US$ '000	US$ '000	US$ '000
As at January 1, 2009	15,365	30,726	—	(93,265)	(47,174)
Transfer from retained profits	880	—	—	—	880
Shares issued via the exercise of share options	—	(888)	—	—	(888)
Share based compensation	—	9,807	—	—	9,807
Issuance of shares—2006, 2007 and 2009 LTIPs	—	(13,891)	—	—	(13,891)
Currency translation movement	—	—	—	(13,664)	(13,664)
As at December 31, 2009	16,245	25,754	—	(106,929)	(64,930)
Transfer from retained profits	53	—	—	—	53
Shares issued via the exercise of share options	—	(816)	—	—	(816)
Share based compensation	—	30,286	—	—	30,286
Issuance of shares—2007, 2008, 2009 and 2010 LTIPs	—	(16,488)	—	—	(16,488)
Cash flow hedge reserve movement	—	—	(1,700)	—	(1,700)
Currency translation movement	—	—	—	(1,090)	(1,090)
As at December 31, 2010	16,298	38,736	(1,700)	(108,019)	(54,685)
Transfer from retained profits	61	—	—	—	61
Shares issued via the exercise of share options	—	(81)	—	—	(81)
Share based compensation	—	17,264	—	—	17,264
Issuance of shares—2008, 2009, 2010 and 2011 LTIPs	—	(23,230)	—	—	(23,230)
Cash flow hedge reserve movement	—	—	(3,015)	—	(3,015)
Currency translation movement	—	—	—	(39,806)	(39,806)
As at December 31, 2011	16,359	32,689	(4,715)	(147,825)	(103,492)

Legal reserve

        On an annual basis, if the Company reports a net profit for the year on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution.

        At the Company's Annual General Meeting in May 2011, the shareholders voted to transfer $61 thousand from retained profits to the legal reserve (May 2010: $53 thousand).

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
as of December 31, 2011, 2010 and 2009 (Continued)

26. OTHER RESERVES (Continued)

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

27. BORROWINGS

        Borrowings due after more than one year:

	2011	2010
	US$ '000	US$ '000
Debt and financing:
8% Senior Notes	436,679	435,279
Bank financing	1,411,340	1,477,680
Non-controlling shareholders	264,427	308,162
Vendor financing	42,911	49,211
Finance leases	137,764	41,235
Total non-current other debt and financing	2,293,121	2,311,567
Less: portion payable within one year	(476,269)	(514,995)
Total other debt and financing due after more than one year	1,816,852	1,796,572

        Borrowings due within one year:

	2011	2010
	US$ '000	US$ '000
Debt and financing:
Bank financing	121,134	36,876
Vendor financing	6,462	3,593
Finance leases	17,561	—
Total current other debt and financing	145,157	40,469
Portion of non-current debt payable within one year	476,269	514,995
Total other debt and financing due within one year	621,426	555,464

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

27. BORROWINGS (Continued)

        The following table provides details of net debt change for the years 2011, 2010 and 2009:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Net debt at the beginning of the year	1,268,219	722,935	1,483,831
Cash items
Proceeds from issuance of debt and other financing	703,073	1,147,585	627,872
Repayment of debt and other financing	(791,940)	(1,396,997)	(506,588)
Net (increase) decrease in cash and cash equivalents	142,208	487,675	(836,967)
(Purchase) disposal of time deposits	2,837	46,953	(50,061)
(Purchase) disposal of pledged deposits	8,683	2,462	(45,652)
Non-cash items
Vendor financing and finance leases (see note 31)	37,929	90,779	45,399
Interest accretion	47,507	31,825	20,908
Debt acquired in acquisition of subsidiaries	—	—	25,962
Other	108,483	77,249	(95,637)
Exchange movement on debt and other financing	(19,937)	57,753	53,868
Net debt at the end of the year	1,507,062	1,268,219	722,935

        Net debt includes interest bearing loans and borrowings, less cash and cash equivalents and pledged and time deposits related to bank borrowings.

10% Senior Notes

        On September 9, 2010, Millicom announced early and fully redemption of its 10% Senior Notes. The 10% Senior Notes were repurchased on November 30, 2010 for $490 million representing $459 million of principal, $23 million of interest to December 1, 2010 and $8 million early redemption penalty.

        These notes were initially issued in aggregate principal amount of $550 million on November 24, 2003, due on December 1, 2013, of which $90 million were repurchased in 2007. The 10% Senior Notes were bearing interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

27. BORROWINGS (Continued)

Other Debt and Financing

        Millicom's share of total other debt and financing analyzed by operation is as follows:

	2011	2010
	US$ '000	US$ '000
Colombia(i)	543,412	522,994
El Salvador(ii)	436,679	435,279
Honduras(iii)	258,383	207,277
Tanzania(iv)	197,270	207,086
Guatemala(v)	221,364	163,631
Ghana(vi)	118,426	158,183
Cable Central America(vii)	131,834	133,816
Chad(viii)	107,767	107,227
Paraguay(ix)	98,222	105,700
Bolivia(x)	70,831	99,085
DRC(xi)	96,343	94,151
Other	157,747	117,607
Total other debt and financing	2,438,278	2,352,036
Of which:
Due after more than 1 year	1,816,852	1,796,572
Due within 1 year	621,426	555,464

        Significant individual financing facilities are described below:

(i)
Colombia

        In March 2008, Colombia Móvil S.A. E.S.P ("Colombia Móvil"), Millicom's operation in Colombia, entered into a COP391 billion, 5 year facility with a club of Colombian banks. This facility bears interest at Deposits to Fixed Terms ("DTF") plus 4.5% and is 50% guaranteed by the Company. As at December 31, 2011, $93 million (2010: $176 million) was outstanding on this facility.

        Colombia Móvil S.A. E.S.P. also had local currency loans from its non-controlling shareholders outstanding as at December 31, 2011 of $264 million (2010: $308 million). These loans bear interest at DTF plus 4.15% and mature between 2014 and 2015.

        In addition, as at December 31, 2011 Colombia Móvil S.A. E.S.P. had $116 million (2010: $39 million) of other debt and financing, in US$ and local currency as well as finance lease payables of $52 million relating to lease of tower space from ATC Sitios Infraco S.A.S.

(ii)
El Salvador

        On September 23, 2010, Telemóvil Finance Co. Ltd., a fully owned subsidiary of Millicom in the Cayman Islands issued $450 million aggregate principal amount of 8% Senior Unsecured Guaranteed Notes (the "8% Senior Notes") due on October 1, 2017. The 8% Senior Notes were issued for $444 million representing 98.68% of the aggregate principal amount. Distribution and other transaction fees of $9 million reduced the total proceeds from issuance to $435 million. The 8% Senior Notes have

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

27. BORROWINGS (Continued)

an 8% per annum coupon with an 8.25% yield and are payable semi-annually in arrears on April 1 and October 1. The effective interest rate is 8.76%.

        The 8% Senior Notes are general unsecured obligations of Telemóvil Finance Co. Ltd and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 8% Senior Notes are guaranteed by Telemóvil El Salvador, S.A., a Millicom subsidiary.

        Telemóvil Finance Co. Ltd has options to partially or fully redeem the 8% Senior Notes as follows:

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
  (iii)
  Redemption of up to 35% of the original principal of the 8% Senior Notes if, prior to October 1, 2013, Telemóvil El Salvador receives proceeds from issuance of shares, at a repurchase price of 108% of the principal amount to be redeemed plus accrued and unpaid interest and all other amounts due, if any, on the redeemed notes.

        If either Millicom, Telemóvil Finance Co. Ltd or Telemóvil El Salvador, S.A. experience a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require repurchase of its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        In September 2006, Telemóvil El Salvador S.A., Millicom's operation in El Salvador, entered into a $200 million 5 year loan. The loan was syndicated amongst a group of local and international banks and was arranged by ABN AMRO, Citigroup and Standard Bank. The loan bears interest at $ LIBOR plus 1.75%. This loan was fully repaid in 2010.

        In December 2008, Telemóvil El Salvador S.A., entered into a $12 million 2 year loan with Banco Agrícola Comercial S.A. The loan bears interest at $ LIBOR plus 6%. This loan was fully repaid in 2010.

        In December 2009, El Salvador entered into a 2 year loan with Scotiabank, bearing interest at $ LIBOR plus 5.0%. This loan was fully repaid in 2010.

(iii)
Honduras

        Telefonica Celular S.A., Millicom's operation in Honduras, has facilities with several local and international banks maturing between 2012 and 2016. These facilities are in dollars and in Lempiras and are unsecured. Interest rates are either fixed or variable, ranging as of December 31, 2011 between 4% and 11% (2010: between 6.25% and 16.5%). As at December 31, 2011, the amount of outstanding debt under these facilities was $258 million.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

27. BORROWINGS (Continued)

(iv)
Tanzania

        In December 2008, Millicom Tanzania Limited, Millicom's operation in Tanzania entered into facilities totaling $228 million comprising of a five year local currency syndicated tranche for TZS95 billion at the 180 days treasury Bill rate plus 3%, a seven year $116 million EKN guaranteed financing with 45% of the facility fixed at 4.1% and 55% of the facility at $ LIBOR plus 0.665% and a seven year $40 million tranche with Proparco at $ LIBOR plus 2.5%. All tranches are 100% guaranteed by the Company. As at December 31, 2011, the amount outstanding under these facilities was $155 million (2010: $200 million).

        In March 2007, Millicom Tanzania Limited entered into a 5 year Citi-Opic facility, bearing interest at a rate of $ LIBOR plus 2.5%, composed of a $17.4 million $ Tranche and a Tranche in local currency up to the equivalent of $5 million. The outstanding US$ amount under these facilities as at December 31, 2011 amounted to $2 million (2010: $7 million).

        In December 2010, the operation signed a sale and lease-back agreement with Helios Towers Tanzania, a direct subsidiary of Helios Towers Africa, for most of its cell sites, to be transferred to Helios Towers in 2011 and 2012. As at December 31, 2011, $40 million was outstanding on the finance lease as part of the lease back agreement.

(v)
Guatemala

        In 2011 Comcel and its sister companies Asesoria en Telecomunicaciones S.A. (Asertel), Distribuidora Central de Comunicaciones, S.A. (COCENSA), Distribuidora Internacional de Comunicaciones, S.A. (INTERNACOM) and Distribuidora de Comunicaciones de Occidente, S.A. (COOCSA) entered into a $215 million syndicated loan with Citibank, Scotiabank, Banco General, RBC and HSBC which was fully disbursed in 2011, Millicom's share of the facility at December 31, 2011 amounted to $118 million.

        As at December 31, 2011, Comcel had financing of $27 million (Millicom's share of outstanding debt) with Citibank bearing a fixed rate of 4.40% (2010: $28 million), and $70 million with Bancolombia and Blue Tower maturing between 2012 and 2017 bearing a floating interest rate between 5.00% and 5.06% (2010: $71 million) and other financing with local banks of the equivalent of $6 million (2010: nil).

        Comcel also had another 5 year facility with IFC for $100 million, bearing interest at $ LIBOR plus 4.50%. This loan was fully repaid during 2011 (2010: $64 million).

(vi)
Ghana

        In December 2007 Millicom (Ghana) Limited, Millicom's operation in Ghana, entered into a $60 million local 5 year Facility. The loan bears interest at $ LIBOR plus 2%. In parallel a $80 million offshore 7 year DFI (Development Finance Institution) financing which bears interest at $ LIBOR plus 2.25% was arranged. As at December 31, 2011, $72 million (2010: $102 million) was outstanding under these facilities.

        In December 2009 the operation entered into a 3.5 year $22 million Ericsson arranged financing with EKN and Nordea priced at $ LIBOR + 0.85% fully guaranteed by the Company. As at December 31, 2011, $19 million was outstanding under this facility (2010: $15 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

27. BORROWINGS (Continued)

        In January 2010, the operation signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its cell sites, to be transferred to Helios Towers in 2010 and 2011. As at December 31, 2011, $27 million was outstanding on the finance lease as part of the lease back agreement (2010: $41 million).

(vii)
Cable Central America

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

        During the course of 2010 Millicom's cable businesses in Honduras and Costa Rica obtained financing under a $105 million 7 year club deal fixed rate facility with HSBC, Bancocolombia and Citibank bearing interest at 6.7% in Costa Rica and a $30 million 7 year bilateral fixed rate financing from Banco Industrial bearing interest at 7% in Honduras. As at December 31, 2011, $99 million was outstanding under the facility in Costa Rica (2010: $104 million) and $33 million for the facility in Honduras (2010: $29 million).

(viii)
Chad

        In May and August 2007, Millicom's operation in Chad signed respectively a $31 million 5 year Facility with China Development Bank bearing interest at $ LIBOR +2% and a Euro15 million 5 year Facility with Proparco bearing interest at Euribor +2%. As at December 31, 2011 $3 and $4 million respectively (2010: $13 and $8 million respectively) were outstanding under these facilities, both guaranteed by the Company.

        In May 2009, Millicom Chad entered into a XAF6 billion 5 year Facility co-arranged by Societe Generale Cameroun and Financial Bank priced at a fixed interest rate of 7%, fully guaranteed by the Company. At the same date, Millicom Chad signed a XAF21 billion 5 year Subordinated Facility with Societe Generale Tchad with interest at TIAO +1.85% and guaranteed by Nordea. This guarantee is secured by a pledged deposit of $44 million by the Company (see note 19). As at December 31, 2011 $12 and $41 million respectively were outstanding under these facilities (2010: $12 million and $43 million respectively).

        In December 2009 the operation signed a XAF9.25 billion 5 year fixed rate financing with the IFC bearing interest at 8%. This facility is guaranteed by Millicom. As at December 31, 2011 the amount outstanding under this facility was $17 million (2010: $18 million).

        In January 2010 the operation entered into a 3 year deferred payment agreement with Huawei for $50 million, guaranteed by Millicom and bearing interest at LIBOR +3.75%. As at December 31, 2011 the amount outstanding under this agreement was $15 million (2010: $13 million).

        In July 2010, Millicom Chad signed a XAF 8 billion 5 year Facility co-arranged by Proparco and BICEC (Banque Internationale du Cameron pour l'Epargne et Le Credit) at a fixed interest rate of 8%, guaranteed by Millicom. As at December 31, 2011 the amount outstanding under this facility was $15 million (2010: nil).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

27. BORROWINGS (Continued)

(ix)
Paraguay

        In July 2008, Telefonica Cellular Del Paraguay S.A. (Telecel), Millicom's operation in Paraguay entered into a $107 million, 8 year loan with the European Investment Bank ("EIB"). The loan bears interest at rates between $ LIBOR plus 0.234% and $ LIBOR plus 0.667%. The outstanding amount as at December 31, 2011 was $95 million (2010: $100 million). The EIB loan is guaranteed for commercial risks by a group of banks. The commission guarantee fee is 1.25% per annum.

        In addition as at December 31, 2011, Telecel had $3 million (2010: $6 million) of other debt and financing outstanding.

(x)
Bolivia

        In December 2007, Telefonica Celular de Bolivia SA ("Telecel Bolivia"), Millicom's operation in Bolivia, signed a financing agreement for $40 million with the Nederlandse Financieringsmaatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. The A tranche of $20 million was provided directly by the FMO, is repayable over 7 years and bears interest at $ LIBOR plus 2.25%. The B tranche of $20 million is provided equally by Nordea and Standard Bank, is repayable over 5 years and bears interest at $ LIBOR plus 2%. Both tranches are guaranteed by the Company. As of December 31, 2011, $16 million of this financing agreement was outstanding (2010: $25 million).

        In March 2008, Telecel Bolivia signed a 4 year and 9 months financing agreement for $30 million with International Finance Corporation. The loan bears interest at $ LIBOR plus 2% and is fully guaranteed by the Company. As of December 31, 2011, $8 million of this financing agreement was outstanding (2010: $17 million).

        In addition to the above, Telecel Bolivia had $46 million of other debt and financing outstanding as at December 31, 2011 (2010: $44 million). This additional debt comprises 7 bilateral loans in local currency bearing a fixed rate ranging from 4.5% to 6.5% and maturing between December 2012 and December 2016.

        During 2011 supplier financing from Huawei (at interest rates of $ LIBOR plus 2%) and FPLT amounting to $13 million was repaid.

(xi)
Democratic Republic of Congo

        In September 2006, Oasis S.P.R.L. ("Oasis"), Millicom's operation in the Democratic Republic of Congo, entered into a $106 million, 7 year loan from the China Development Bank to finance equipment purchases from Huawei. The loan bears interest at $ LIBOR plus 2% and is repayable over 17 equal quarterly installments commencing in 2009. This financing is 100% guaranteed by the Company. As of December 31, 2011, $35 million was outstanding under this facility (2010: $55 million).

        In September 2009, Oasis entered into a 7 year $80 million financing with the IFC guaranteed by Millicom and bearing interest at LIBOR +5%. As at December 31, 2011 the outstanding amount under this facility was $28 million (2010: $17 million).

        In addition at December 31, 2011, Oasis had other debt and financing of $33 million (2010: $22 million), mainly consisting of $17 million of finance leases related to towers and $16 million of vendor financing from Huawei, bearing interest at Libor + 3% and guaranteed by Millicom.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

27. BORROWINGS (Continued)

Fair value of financial liabilities

        Borrowings are recorded at amortized cost. The fair value of borrowings as at December 31, 2011 and 2010 is as follows:

	2011	2010
	US$ '000	US$ '000
Other debt and financing	2,262,974	2,246,644
Fair value of total debt	2,262,974	2,246,644

        When the quoted price of the borrowings in an active market is not available, the fair value of the borrowings is calculated by discounting the expected future cash flows at market interest rates.

        The nominal value of the other financial liabilities is assumed to approximate their fair values (see note 35).

Guarantees

        In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of December 31, 2011 and 2010. Amounts covered by bank guarantees are recorded in the consolidated statements of financial position under the caption "Other debt and financing" and amounts covered by supplier guarantees are recorded under the caption "Trade payables" or "Other debt and financing" depending on the underlying terms and conditions.

As of December 31, 2011

	Bank and other financing guarantees(i)
Terms	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000
0 - 1 year	29,522	105,088
1 - 3 years	230,855	383,124
3 - 5 years	271,995	354,565
More than 5 years	186,065	225,210
Total	718,437	1,067,987

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

27. BORROWINGS (Continued)

As of December 31, 2010

	Bank and other financing guarantees(i)
Terms	Outstanding exposure	Maximum exposure
	US$ '000	US$ '000
0 - 1 year	—	6,200
1 - 3 years	360,084	472,231
3 - 5 years	220,079	293,424
More than 5 years	182,165	265,710
Total(ii)	762,328	1,037,565

(i)
The guarantee ensures payment by the guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

(ii)
Including discontinued operations.

Pledged assets

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company as at December 31, 2011 is $1,384 million (2010: $1,380 million). The assets pledged by the Group for these debts and financings at the same date amount to $383 million (2010: $411 million) of which $335 million (2010: $360 million) were pledged over property, plant and equipment.

28. OTHER NON-CURRENT AND CURRENT PROVISIONS AND LIABILITIES

        Provisions and other non-current liabilities are comprised as follows:

	2011	2010
	US$ '000	US$ '000
Non-current legal provisions (note 32)	5,658	6,416
Long-term portion of asset retirement obligations	51,223	61,473
Long-term portion of deferred income on tower deals	50,914	7,864
Other	5,818	4,014
Total	113,613	79,767

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

28. OTHER NON-CURRENT AND CURRENT PROVISIONS AND LIABILITIES (Continued)

        Provisions and other current liabilities are comprised as follows:

	2011	2010 (As Restated)
	US$ '000	US$ '000
Put option(i)	745,145	769,378
Deferred revenues	133,326	111,169
Customer deposits	22,171	12,242
Current legal provisions (note 32)	1,738	2,314
Other tax payables	69,799	87,541
Current provisions(ii)	15,147	21,067
Derivative financial instruments	14,884	—
Customer and distributor cash balances (Tigo cash)	19,152	2,044
Other	27,118	6,080
Total	1,048,480	1,011,835

(i)
Restatement—see note 4

(ii)
Includes tax and other contingencies for $4 million (2010: $12 million) that were assumed as part of the Amnet and Navega acquisitions. The former shareholders of Amnet and Navega placed in escrow $35 million and $3 million respectively to cover these contingencies. Therefore a corresponding financial asset of $4 million (2010: $12 million) has been recorded within "Other current assets".

Put option

        On July 1 2010, Millicom reached an agreement with its local partner in Honduras whereby Millicom's local partner granted Millicom an unconditional call option for a duration of five years for his 33% stake in Celtel, the Honduran operation (see notes 5 and 35). At the same time, and as consideration for the call option, Millicom granted a put option for the same duration to its local partner. The put option can only be exercised in cases of a change of control of Millicom International Cellular S.A. or Millicom's subsidiary that holds the shares in Celtel (except if the change of control is in favor of Investment AB Kinnevik, the current largest shareholder of Millicom, or management of Millicom).

        A change of control event may occur at Millicom level which is beyond the control of Millicom. Such an event would trigger the ability of our local partner to exercise his put option at his discretion. Therefore, the put option is a financial liability as defined in IAS 32 and Millicom has recorded a current liability for the present value of the redemption price of the put option of $745 million at December 31, 2011 (2010: $769 million).

        The redemption price of the put option is based on a multiple of the EBITDA of Celtel. The multiple is based on a change of control transaction multiple of Millicom. Management estimated the change of control transaction multiple of Millicom from a trading multiple of Millicom and adding a control premium (based upon comparable transactions from the industry).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

29. DIVIDENDS

        On December 2, 2011 an extraordinary dividend of $3.00 per share from Millicom's retained profits as at December 31, 2010 was approved at an Extraordinary General Meeting and distributed in December 2011.

        On May 31, 2011 a dividend distribution of $1.80 per share from Millicom's retained profits as at December 31, 2010 was approved by the shareholders at the Annual General Meeting and distributed in June 2011.

        On May 25, 2010 an ordinary dividend of $1.40 per share and a special dividend of $4.60 per share from Millicom's retained profits as at December 31, 2009 were approved by the shareholders and distributed in June 2010.

30. DIRECTORS' AND OFFICERS' REMUNERATION

Directors

        The remuneration of the members of the Board of Directors of the Company comprises an annual fee. Between May 2006 and May 2010 the Directors remuneration also included share based compensation (restricted shares) and until May 2006 Directors were issued share options. Director remuneration is proposed by the Nominations Committee and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration charge for the Board for the years ended December 31, 2011, 2010 and 2009 was as follows:

			Other members of the board
	Chairman
					Total
	No. of shares	US$ '000	No. of shares	US$ '000
					US$ '000
2011
Fees		203		697	900
Total		203		697	900
2010
Fees		77		444	521
Share based compensation:(i)
Restricted shares(ii)	1,007	82	4,270	350	432
Total		159		794	953
2009
Fees		106		584	690
Share based compensation:(i)
Restricted shares(ii)	1,441	81	5,111	287	368
Total		187		871	1,058

(i)
See note 24.

(ii)
Restricted shares cannot be sold for one year from date of issue.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

30. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The number of shares and share options beneficially owned by the Directors as at December 31, 2011 and 2010 was as follows:

	Chairman	Other members of the Board	Total
2011
Shares	2,318	19,560	21,878
Share options	—	10,000	10,000
2010
Shares	2,318	73,158	75,476
Share options	—	35,000	35,000

Officers

        The remuneration of the Officers of the Company ("Officers") comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. The bonus and share based compensation plans are based on actual performance (including individual and Group performance). Up until May 2006, the Officers were issued share options. Subsequent to May 2006, the Officers were issued restricted shares. Share based compensation is granted once a year by the Compensation Committee of the Board. Since 2006, the annual base salary and other benefits of the Chief Executive Officer ("CEO") are proposed by the Compensation Committee and approved by the Board and the annual base salary and other benefits of the Chief Financial Officer ("CFO") and Chief Operating Officers ("COOs") are set by the CEO and approved by the Board.

        On March 2, 2009, Millicom announced that the Board appointed Mikael Grahne, who has been the COO of Millicom since February 2002, to succeed Marc Beuls as President and CEO.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

30. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The remuneration charge for the Officers for the years ended December 31, 2011, 2010 and 2009 was as follows:

	Current Chief Executive Officer	Former Chief Executive Officer		Current Chief Financial Officer
	US$ '000	US$ '000		US$ '000
2011
Base salary	1,323	—		676
Bonus	1,915	—		798
Pension	406	—		105
Other benefits	158			71
Total	3,802	—		1,650
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	2,862	—		1,267
2010
Base salary	1,261	—		614
Bonus	1,823	—		624
Pension	385	—		112
Other benefits	178			74
Total	3,647	—		1,424
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	2,874	—		1,243
Charge for share options	5	—		—
2009
Base salary	1,380	2,349		625
Bonus	1,988	1,388		503
Other benefits	142	—		—
Total	3,510	3,737		1,128
Share based compensation:(i)
Shares issued/charge under long term incentive plans(ii)	1,598	(2,829)	(iii)	129
Charge for share options	16	10		—

(i)
See note 24.

(ii)
Share awards of 34,937 and 14,814 were granted in 2011 under the 2011 LTIPs to the CEO and CFO. Share awards of 41,628 and 19,891 were granted in 2010 under the 2010 LTIPs to the CEO and CFO. Share awards of 35,011 and 13,323 were granted under the 2009 LTIPs to the CEO and CFO.

(iii)
Reversal for non-vested shares of the former CEO, Marc Beuls.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

30. DIRECTORS' AND OFFICERS' REMUNERATION (Continued)

        The number of shares and unvested share awards beneficially owned by senior management as at December 31, 2011 and 2010 was as follows:

	Chief Executive Officer	Chief Financial Officer	Total
2011
Shares	666,193	7,800	673,993
Share awards not vested	105,063	45,228	150,291
2010
Shares	648,647	905	649,552
Share awards not vested	99,431	37,720	137,151

Severance payments

        If employment of the executives is terminated by Millicom, severance payment of up to 12 months salary is payable.

31. NON-CASH INVESTING AND FINANCING ACTIVITIES

        The following table gives details of non-cash investing and financing activities for continuing operations for the years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Investing activities
Acquisition of property, plant and equipment (see note 17)	(37,929)	(90,779)	(45,399)
Asset retirement obligations (see note 17)	(4,876)	16,683	(24,209)
Financing activities
Vendor financing and finance leases (see note 17)	37,929	90,779	45,399
Share based compensation (see note 24)	17,264	30,718	10,175

32. COMMITMENTS AND CONTINGENCIES

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

32. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2011, the total amount of claims against Millicom's operations was $127 million (December 31, 2010: $143 million) of which $1 million (December 31, 2010: $6 million) relate to joint ventures. As at December 31, 2011, $7 million (December 31, 2010: $9 million) has been provided for these claims in the consolidated statement of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these claims, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

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

        On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly owned Millicom subsidiary and Sentel instigated arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

        On the same day, the Republic of Senegal instigated court proceedings in the Republic of Senegal against Millicom and Sentel and sought court approval for the revocation of Sentel's license and sought damages against Sentel and Millicom.

        In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID's jurisdiction made by the Republic of Senegal. On November 10, 2010, the Republic of Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal. A hearing on the merits of the case was held in December 2011, and a final decision on the case is expected in 2012.

        Due to the nature of the dispute, the status of the process for arbitration proceedings, a lack of qualitative information from which to assess possible outcomes, and a lack of financial information, significant uncertainties exist as to the financial impact (if any) of the dispute. The uncertainties are such that, at the date of filing of these consolidated financial statements, it is not practicable to include a reasonable and accurate assessment of the possible financial effect of this dispute.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

32. COMMITMENTS AND CONTINGENCIES (Continued)

Lease commitments

  Operating Leases:

        The Group has the following annual operating lease commitments as of December 31, 2011 and 2010.

	2011	2010
	US$ '000	US$ '000
Operating lease commitments
Within: one year	62,480	63,375
Between: one to five years	157,843	235,195
After: five years	18,587	143,390
Total	238,910	441,960

        Operating leases comprise mainly of lease agreements relating to land and buildings. The operating lease terms and conditions reflect normal market conditions. Total operating lease expense from continuing operations was $96 million in 2011 (2010: $83 million, 2009: $73 million—see note 11).

  Finance leases:

        The Group's future minimum payments on finance leases were $453 million at December 31, 2011 (2010: $120 million) and mainly comprised leased towers in Ghana, Tanzania, DRC and Colombia under 12 year leases (see note 17). Other financial leases are not material and mainly consist of lease agreements relating to vehicles used by the Group.

        The Group has the following finance lease commitments as of December 31, 2011 and 2010.

	2011	2010
	US$ '000	US$ '000
Finance lease commitments
Within: one year	36,507	6,874
Between: one to five years	153,212	33,438
After: five years	263,303	79,430
Total	453,022	119,742

Capital commitments

        As of December 31, 2011 the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $370 million (2010: $207 million), of which $46 million (2010: $19 million) relate to joint ventures, from a number of suppliers.

        In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $264 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

32. COMMITMENTS AND CONTINGENCIES (Continued)

Contingent assets

        Due to late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at December 31, 2011 was $0.2 million (2010: $1 million).

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom's various operations. As at December 31, 2011, $94 million (December 31, 2010: $60 million) of Millicom's retained profits represent statutory reserves and are undistributable to owners of the Company.

Foreign currency forward contracts

        As of December 31, 2011, the Group held foreign currency forward contracts to sell Colombian Pesos in exchange for United States Dollars for a nominal amount of $84 million (2010: $84 million). Net exchange losses on these forward contracts for the year were $2 million (2010: $15 million).

Ownership agreements with non-controlling shareholders

        As of December 31, 2010 the agreement with the non-controlling shareholder to increase Millicom's ownership of its cable businesses in El Salvador from 55% to 100% was pending regulatory approval.

33. RELATED PARTY TRANSACTIONS

        The Company conducts transactions with its principal shareholder, Investment AB Kinnevik ("Kinnevik") and subsidiaries, and with tower companies in which it holds a direct or indirect equity interest in Ghana, DRC, Tanzania and Colombia. Transactions with related parties are conducted on normal commercial terms and conditions.

  Kinnevik

        The Company's principal shareholder is Kinnevik. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper industries and financial services. As of December 31, 2011 and 2010, Kinnevik owned approximately 36% of Millicom. During 2011 and 2010, Kinnevik did not purchase any Millicom shares. There are no loans made by Millicom to or for the benefit of these related parties.

        During 2011 and 2010 the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services.

  Helios Towers and American Towers

        The Group acquired a 40% equity investment in the associate company Helios Towers Ghana in 2010 and in the associate companies Helios Towers DRC, Helios Towers Tanzania and ATC

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

33. RELATED PARTY TRANSACTIONS (Continued)

Colombia B.V. in 2011 ("Tower companies"). Millicom sold and leased back a portion of its tower assets in each of these countries and received related tower operation and management services (see note 7). The Group has future lease commitments in respect of the Tower companies (see note 32).

        The following transactions were conducted with related parties:

	2011	2010	2009
	US$ '000	US$ '000	US$ '000
Purchases of goods and services (Kinnevik)	5,958	4,000	1,000
Lease of towers and related services (Associates)	21,864	8,738	—
Gain on sale of towers (Associates)	54,419	7,521	—
Total	82,241	20,259	1,000

        As at December 31, the Company had the following balances with related parties:

	2011	2010
	US$ '000	US$ '000
Payables
Finance lease payables	126,823	41,253
Other accounts payable	10,077	637
Total	136,900	41,890
Receivables from sale of towers	76,677	—

34. FINANCIAL RISK MANAGEMENT

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

Interest rate risk

        Interest rate risk generally arises on borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's exposure to risk of changes in market interest rates relates to both of the above. To manage the risk, the Group's policy is to maintain a combination of fixed and floating rate debt with target for the debt to be equally distributed between fixed and variable rates. The Group actively monitors borrowings against target and applies a dynamic interest rate hedging approach. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom's policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2011,

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

34. FINANCIAL RISK MANAGEMENT (Continued)

approximately 51% of the Group's borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates under interest rate swaps (2010: 36%).

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

        The table below summarizes, as at December 31, 2011, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	261,840	118,930	134,273	97,007	45,742	584,489	1,242,281
Weighted average nominal interest rate	4.37%	6.02%	6.13%	5.66%	6.02%	8.85%	6.98%
Floating rate	359,586	194,066	191,260	193,967	198,659	58,459	1,195,997
Weighted average nominal interest rate	5.31%	5.50%	4.75%	6.27%	5.98%	2.17%	5.37%
Total	621,426	312,996	325,533	290,974	244,401	642,948	2,438,278
Weighted average nominal interest rate	4.91%	5.70%	5.32%	6.06%	5.99%	5.19%	6.97%

        The table below summarizes, as at December 31, 2010, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	>5 years	Total
	(in thousands of U.S. Dollars, except percentages)
Fixed rate	69,761	36,361	60,987	64,885	70,409	549,062	851,465
Weighted average nominal interest rate	5.69%	6.19%	6.35%	5.89%	6.66%	8.81%	7.87%
Floating rate	485,703	334,637	193,167	246,496	155,378	85,190	1,500,571
Weighted average nominal interest rate	7.25%	6.25%	6.39%	6.29%	6.70%	4.55%	6.55%
Total	555,464	370,998	254,154	311,381	225,787	634,252	2,352,036
Weighted average nominal interest rate	7.05%	6.25%	6.38%	6.20%	6.69%	8.25%	7.03%

        A one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2011, would increase or reduce profit before tax from continuing operations for the year by approximately $12 million (2010: $15 million).

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

34. FINANCIAL RISK MANAGEMENT (Continued)

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

        The following table summarizes debt denominated in US$ and other currencies at December 31, 2011 and 2010.

	2011	2010
	US$ '000	US$ '000
Total US$	1,605,850	1,571,757
Colombia	504,337	522,994
Chad	86,411	72,754
Tanzania	34,584	56,659
Bolivia	46,305	43,878
Ghana	18,670	40,565
Guatemala	11,249	20,552
Other	130,872	22,877
Total non-US$ currencies	832,428	780,279
Total	2,438,278	2,352,036

        At December 31, 2011, if the US$ had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $112 million and $137 million respectively (2010: $105 million and $129 million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the results of our operations with functional currencies other than the US dollar.

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
as of December 31, 2011, 2010 and 2009 (Continued)

34. FINANCIAL RISK MANAGEMENT (Continued)

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

Credit and Counterparty risk

        Financial instruments that potentially subject the Group to credit risk are primarily cash and cash equivalents, pledged deposits, letters of credit, trade receivables, amounts due from joint venture partners, supplier advances and other current assets and derivatives. Counterparties to agreements relating to the Group's cash and cash equivalents, pledged deposits and letters of credit are significant financial institutions with investment grade ratings. Management does not believe there are significant risks of non-performance by these counterparties. Management has taken steps to diversify its banking partners. We are also managing the allocation of deposits across banks so that the Group's counterparty risk with a given bank stays within limits which have been set based on each banks credit rating. This way we are avoiding any significant exposure to a specific party.

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

34. FINANCIAL RISK MANAGEMENT (Continued)

        The Group manages its liquidity risk through use of bank overdrafts, bank loans, vendor financing, Export Credit Agencies and Development Finance Institutions ("DFI") loans, bonds and finance leases. Millicom believes that there is sufficient liquidity available in our markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding through the use of Export Credit Agency guarantees and DFIs (IFC, PROPARCO, DEG and FMO), who have been established specifically to finance development in our markets. Millicom is diversifying its financing with commercial banks representing about 51% of its gross financing, Bonds 18%, Development Finance Institutions 12%, partners 11%, financial leases 6% and suppliers 2%. The Group is therefore not dependent on a few sources of financing but is relying on various financing opportunities.

        The tables below summarize the maturity profile of the Group's net financial liabilities at December 31, 2011 and 2010.

Year ended 31 December 2011	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 27)	(621,426)	(1,173,904)	(642,948)	(2,438,278)
Cash and cash equivalent	881,279	—	—	881,279
Time deposit	269	—	—	269
Pledged deposit (relating to bank borrowings)	297	49,371	—	49,668
Net cash (debt)	260,419	(1,124,533)	(642,948)	(1,507,062)
Future interest commitments(ii)	(135,667)	(342,098)	(26,484)	(504,249)
Trade payables (excluding accruals)	(340,684)	—	—	(340,684)
Derivative financial instruments	(14,884)	(8,016)	—	(22,900)
Put option	(745,145)	—	—	(745,145)
Other financial liabilities (including accruals)	(861,831)	—	—	(861,831)
Trade receivables	276,944	—	—	276,944
Other financial assets	334,181	37,359	—	371,540
Net financial asset (liability)	(1,226,667)	(1,437,288)	(669,432)	(3,333,387)

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

34. FINANCIAL RISK MANAGEMENT (Continued)

Year ended 31 December 2010 (As Restated)(i)	Less than 1 year	1 to 5 years	>5 years	Total
	US$ '000	US$ '000	US$ '000	US$ '000
Total borrowings (see note 27)	(555,464)	(1,162,320)	(634,252)	(2,352,036)
Cash and cash equivalent	1,023,487	—	—	1,023,487
Time deposit	3,106	—	—	3,106
Pledged deposit (relating to bank borrowings)	7,261	49,963	0	57,224
Net cash (debt)	478,390	(1,112,357)	(634,252)	(1,268,219)
Future interest commitments(ii)	(145,664)	(346,193)	(26,109)	(517,966)
Trade payables (excluding accruals)	(315,058)	—	—	(315,058)
Derivative financial instruments	—	(18,250)	—	(18,250)
Put option	(769,378)	—	—	(769,378)
Other financial liabilities (including accruals)	(734,448)	—	—	(734,448)
Trade receivables	253,258	—	—	253,258
Other financial assets	200,630	17,754	—	218,384
Net financial asset (liability)	(1,032,270)	(1,459,046)	(660,361)	(3,151,677)

(i)
Restatement—see note 4

(ii)
Includes unamortized difference between carrying amount and nominal amount of debts.

Capital management

        The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. Millicom is rated by one independent rating agency, namely Moody's, which upgraded Millicom's rating by one notch to Ba1, which is just one notch below investment grade. The Group monitors capital using primarily a net debt to adjusted operating profit ratio, as well as a set of other indicators.

	2011	2010
	US$ '000	US$ '000
Net debt	1,507,062	1,268,219
Adjusted operating profit (see note 10)	2,087,217	1,840,624

	Ratio	Ratio
Net debt to adjusted operating profit ratio	0.7	0.7

        The Group reviews it gearing ratio (net debt divided by total capital plus net debt) periodically. Net debt includes interest bearing loans and borrowings, less cash and cash equivalents and pledged

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

34. FINANCIAL RISK MANAGEMENT (Continued)

deposits related to bank borrowings. Capital represents equity attributable to the equity holders of the parent.

	2011	2010 (As Restated)(i)
	US$ '000	US$ '000
Net debt	1,507,062	1,268,219
Equity	2,445,554	2,389,633
Net debt and equity	3,952,616	3,657,852
Gearing ratio	38%	35%

(i)
Restatement—see note 4

35. FINANCIAL INSTRUMENTS

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

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

35. FINANCIAL INSTRUMENTS (Continued)

        The following table shows the carrying and fair values of financial instruments as at December 31, 2011 and 2010:

	Carrying value		Fair value
	2011	2010 (As Restated)(i)	2011	2010 (As Restated)(i)
	US$ '000	US$ '000	US$ '000	US$ '000
FINANCIAL ASSETS
Loans and receivables
Pledged deposits	49,371	49,963	49,371	49,963
Other non-current assets	37,359	17,754	37,359	17,754
Trade receivables, net	276,944	253,258	276,944	253,258
Amounts due from non-controlling interests and JV partners	158,782	99,497	158,782	99,497
Prepayments and accrued income	119,362	89,477	119,362	89,477
Other current assets	146,615	75,311	146,615	75,311
Cash and cash equivalents	881,279	1,023,487	881,279	1,023,487
Total	1,669,712	1,608,747	1,669,712	1,608,747
Current	1,582,982	1,541,030	1,582,982	1,541,030
Non-current	86,730	67,717	86,730	67,717
FINANCIAL LIABILITIES
Debt and financing (see note 27)	2,438,278	2,352,036	2,262,974	2,246,644
Trade payables	224,089	202,707	224,089	202,707
Payables and accruals for capital expenditure	333,551	278,063	333,551	278,063
Derivative financial instruments	22,900	18,250	22,900	18,250
Put option	745,145	769,378	—	—
Amounts due to non-controlling interests and JV partners	92,677	97,919	92,677	97,919
Accrued interest and other expenses	263,747	228,360	263,747	228,360
Other liabilities	74,259	24,380	74,259	24,380
Total	4,194,646	3,971,093	3,274,197	3,096,323
Current	2,363,960	2,152,257	1,618,816	1,382,879
Non-current	1,830,686	1,818,836	1,655,381	1,713,444

(i)
Restatement—see note 4

Call option and put option related to Telefonica Cellular S.A. DE CV (Celtel)

        As described in note 5, on July 1, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom's local partner granted Millicom an unconditional call option for the next five years for his 33% stake in Telefonica Celtel and as consideration, Millicom granted a conditional put option for the same duration to the local partner.

        The put option can only be exercised in cases of a change of control of Millicom International Cellular S.A. or Millicom's subsidiary that holds the shares in Celtel (except if the change of control is in favour of Investment AB Kinnevik, the current largest shareholder of Millicom, or management of

Millicom International Cellular S.A.

Notes to the consolidated financial statements
as of December 31, 2011, 2010 and 2009 (Continued)

35. FINANCIAL INSTRUMENTS (Continued)

Millicom). Millicom believe that a change of control transaction that triggers the local partner's right to exercise his put is currently highly unlikely to happen during the term of the put option and have therefore determined the fair value of the put option to be immaterial at both December 31, 2010 and 2011.

        The call option price is a fixed multiple of the EBITDA of Celtel in the year the option is exercised. As the fixed multiple exceeded the fair value multiples (based on comparable transactions and including a control premium) at December 31, 2011 and 2010, and as there were no expectations that the Honduran market characteristics would significantly change over the term of the call option, Millicom determined the fair value of the call option to be immaterial at both December 31, 2011 and 2010.

Fair value measurement hierarchy

        Effective January 1, 2009, Millicom adopted the amendment to IFRS 7 for financial instruments that are measured in the Statement of Financial Position at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

  •
  Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

  •
  Level 2—Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

  •
  Level 3—Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

        Derivative financial instruments are measured with reference to Level 2, except for the call options in Colombia (see note 7) and the call and put options in Honduras (see note 5 and note 28) which are measured with reference to level 3. The Honduras put option liability is carried at the present value of the redemption amount and is therefore excluded from the fair value hierarchy. No other financial instruments are measured at fair value.

36. SUBSEQUENT EVENTS

Dividend

        On February 8, 2012 Millicom announced that the Board will propose to the Annual General Meeting of the Shareholders a dividend distribution of $2.40 per share to be paid out of Millicom's profits for the year ended December 31, 2011 subject to the Board's approval of the 2011 Consolidated Financial Statements of the Group.

        On February 8, 2012 Millicom announced that the Board has approved a share buyback program of up to $300 million for the 2012 year.

Shareholder information

Corporate and registered office
Millicom International Cellular SA
15 Rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
Tel: +352 27 759 101
Fax: +352 27 759 359
RCB 40630 Luxembourg

Investor Relations
Justine Dimovic            Tel: +352 691 750479
Emily Hunt                   Tel: +44 7779 018539

Visit MIC's homepage at
http://www.millicom.com

Financial Calendar

April 18, 2012
First quarter results

July 18, 2012
Second quarter results

October 17, 2012
Third quarter results

February 2013
Full year results 2012