Form 20-F
period 2018-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2019-02-28
CIK 912958

As filed with the Securities and Exchange Commission on February 28, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                           to                          .
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:
MILLICOM INTERNATIONAL CELLULAR S.A.
(Exact name of Registrant as specified in its charter)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation)
2, Rue du Fort Bourbon,
L-1249 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
Mauricio Ramos
President and Chief Executive Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon,
L-1249 Luxembourg
Grand Duchy of Luxembourg
Phone: +352-277-59021
Email: investors@millicom.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.50 per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
101,739,217 shares of Common Stock as of December 31, 2018
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐    Accelerated Filer ☐    Non-accelerated Filer ☒    Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its
Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐    U.S. GAAP
☒    International Financial Reporting Standards as issued by the International Accounting Standards Board
☐    Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17    ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial statement information
We have included in this Annual Report the Millicom Group’s (as defined below) audited consolidated financial statements as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2018, 2017 and 2016. The Millicom Group’s financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We end our fiscal year on December 31. References to fiscal 2018, fiscal 2017 and fiscal 2016 refer to the years ended December 31, 2018, 2017 and 2016, respectively.
Certain investees have met a threshold as a significant investee accounted for by the equity method for purposes of Rule 3-09 of Regulation S-X for the years ended December 31, 2018, 2017 and 2016.  As permitted by Rule 3-09, the financial statements for such investees will be separately provided in an amendment to this Form 20-F.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.
Presentation of data
We present operational and financial data in this Annual Report. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group, including our subsidiaries and Guatemala and Honduras joint ventures but excluding our Ghana joint venture. We exclude operational data from our Ghana joint venture because, unlike our other joint ventures, we do not consider it a strategic part of our Group. Financial data is presented either at a consolidated level or at a segmental level, as derived from our financial statements, including the notes thereto.
We have made rounding adjustments to reach some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an exact arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in this Annual Report.
Certain references
Unless the context otherwise requires, references to the “Company” or “MIC S.A.” refer only to Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg, and the terms “Millicom,” “Millicom Group,” “our Group”, “we”, “us” and “our” refer to Millicom International Cellular S.A. and its consolidated subsidiaries and, where applicable, its joint ventures in Guatemala and Honduras.
Unless otherwise indicated, all references to “U.S. dollars,” “dollars” or “$” are to the lawful currency of the United States of America; all references to “Euro” or “€” are to the lawful currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and all references to “Swedish Krona” or “SEK” are to the lawful currency of the Kingdom of Sweden. For a list of the functional currency names and abbreviations in the markets in which we operate, see the introduction to the notes to our audited consolidated financial statements.
FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking” statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. This Annual Report contains certain forward-looking statements concerning our intentions, beliefs or current expectations regarding our future financial results, plans, liquidity, prospects, growth, strategy and profitability, as well as the general economic conditions of the industries and countries in which we operate. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and the economic, political and legal environments in which we operate and other information that is not historical information.
Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. These statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;
•    telecommunications usage levels, including traffic and customer growth;

•
competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•
legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•
the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•
our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans;

•	other factors or trends affecting our financial condition or results of operations; and

•	various other factors, including without limitation those described under “Item 3. Key Information—D. Risk Factors.”
This list of important factors is not exhaustive. You should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environments in which we operate. Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section of this

Annual Report entitled “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include factors relating to the markets in which we operate and global economies, securities and foreign exchange markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the telecommunications industry in the markets in which we operate and changes in its regulatory environment and factors relating to the competitive markets in which we operate.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable to Annual Report filing.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable to Annual Report filing.
ITEM 3. KEY INFORMATION
A.    Selected Financial Data
Historical financial information
The following tables present selected historical financial data for the Millicom Group. The statement of income data for the Millicom Group set forth below for the years ended December 31, 2018, 2017 and 2016 and the statements of financial position data set forth below as of December 31, 2018 and 2017 are derived from the Millicom Group’s audited consolidated financial statements included elsewhere in this Annual Report. The statement of income data for the year ended and as of December 31, 2015 and statement of financial position data as of December 31, 2016 and 2015 are derived from the Millicom Group’s audited consolidated financial statements not included in this Annual Report.
The Guatemala and Honduras joint ventures were fully consolidated in our financial statements for fiscal 2015, as we had a path to full control as a result of our governance arrangements and certain put and call options. The put and call options expired unexercised on December 31, 2015 and the Guatemala and Honduras operations were deconsolidated in our financial statements from that date. Although our ownership interests remain unchanged, our interests in the Guatemala and Honduras joint ventures are now accounted for under the equity method of accounting in our financial statements and results of operations for fiscal 2016 and subsequent periods.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.
You should read this selected financial data together with “Item 5. Operating and Financial Review and Prospects” and the financial statements and accompanying notes included in this Annual Report. The historical results are not necessarily indicative of the Millicom Group’s future results of operations or financial condition.

Selected statement of income data

	Year ended December 31,
	2018 (i)	2017	2016	2015
	(U.S. dollars in millions)
Revenue	4,074	4,076	4,043	6,264
Cost of sales	(1,146)	(1,205)	(1,175)	(1,688)
Gross profit	2,928	2,871	2,868	4,576
Operating expenses	(1,674)	(1,593)	(1,627)	(2,418)
Depreciation	(685)	(695)	(678)	(974)
Amortization	(144)	(146)	(175)	(226)
Share of profit in joint ventures in Guatemala and Honduras	154	140	115	—
Other operating income (expenses), net	76	68	(14)	(12)
Operating profit	655	645	490	946
Interest and other financial expenses	(371)	(396)	(372)	(403)
Interest and other financial income	21	16	21	21
Other non-operating (expenses) income, net	(40)	(4)	20	(600)
Income (loss) from other joint ventures and associates, net	(136)	(85)	(49)	100
Profit before taxes from continuing operations	129	176	109	64
Charge for taxes, net	(116)	(158)	(179)	(269)
Profit (loss) for the period from continuing operations	13	18	(70)	(205)
Profit (loss) for the period from discontinued operations, net of tax	(39)	51	(20)	(239)
Net profit (loss) for the period	(26)	69	(90)	(444)
Attributable to:
The owners of Millicom	(10)	86	(32)	(559)
Non-controlling interests	(16)	(17)	(58)	115
Net profit (loss) for the period per share attributable to the owners of the Company	(0.10)	0.86	(0.32)	(5.59)
Profit (loss) for the period from continuing operations per share attributable to the owners of the Company	0.29	0.36	(0.12)	(3.20)

(i)
IFRS 15 and IFRS 9 were adopted as of January 1, 2018, using the modified retrospective method. See "Introduction - New and amended IFRS accounting standards" in the notes to our audited consolidated financial statements included elsewhere in this Annual Report for additional details regarding the impact of the adoptions.

Selected statement of financial position data

	December 31,
	2018	2017	2016	2015
	(U.S. dollars in millions)
Assets
Total non-current assets	8,784	7,646	7,961	8,512
Total current assets	1,529	1,585	1,661	1,871
Assets held for sale	3	233	5	12
Total assets	10,316	9,464	9,627	10,395
Equity and Liabilities
Total non-current liabilities	4,841	4,116	4,361	4,210
Total current liabilities	2,684	1,989	1,898	2,457
Liabilities directly associated with assets held for sale	—	79	—	—
Total liabilities	7,526	6,183	6,258	6,667
Equity attributable to owners of the Company	2,542	3,096	3,167	3,477
Non-controlling interests	249	185	201	251
Total equity	2,790	3,281	3,368	3,728
Total equity and liabilities	10,316	9,464	9,627	10,395

	As of and for the year ended December 31,
	2018	2017	2016	2015
Share capital	153	153	153	153
Number of shares (in thousands)	101,739	101,739	101,739	101,739
Dividend declared per share (over the period)	2.64	2.64	2.64	2.64
Diluted net income (loss) per share (over the period) attributable to the owners of the Company	(0.10)	0.85	(0.32)	(5.59)

Other revenue data
In addition to consolidated revenue data, the following table sets forth for the periods indicated certain segment revenue data, which has been extracted from note B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data:

	Year ended December 31,
	2018	2017	2016	2015
Consolidated:
Mobile revenue	2,248	2,281	2,343	4,094
Cable and other fixed services revenue	1,568	1,553	1,437	1,626
Other revenue	46	41	39	39
Total service revenue	3,861	3,876	3,820	5,759
Telephone and equipment	213	200	223	505
Total Consolidated Revenue	4,074	4,076	4,043	6,264

Latin America segment:
Mobile revenue	3,214	3,283	3,318	3,580
Cable and other fixed services revenue	1,808	1,755	1,611	1,621
Other revenue	48	40	37	37
Total service revenue	5,069	5,078	4,966	5,237
Telephone and equipment	415	363	386	502
Latin America Segment Revenue	5,485	5,441	5,352	5,740

Africa segment:
Mobile revenue	510	509	541	514
Cable and other fixed services revenue	12	12	15	6
Other revenue	3	5	6	3
Total service revenue	526	524	562	522
Telephone and equipment	1	2	2	2
Africa Segment Revenue	526	526	565	525
B.    Capitalization and Indebtedness
Not applicable to Annual Report filing.
C.    Reasons for the Offer and Use of Proceeds
Not applicable to Annual Report filing.
D.    Risk Factors
In addition to the other information contained in this Annual Report, you should carefully consider the following risk factors before investing in our shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect the business, financial condition and results of operations of the Millicom Group. If any of the possible events described below were to occur, the business, financial condition and results of operations of the Millicom Group could be materially and adversely affected. If that happens, the market price of our shares could decline, and you could lose all or part of your investment.
This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including the risks described below and elsewhere in this Annual Report.

Risks relating to our business and the telecommunications and cable industries
We face intense competition from other telecommunications and cable and broadband providers.
The markets in which we operate are highly competitive. Our main mobile, cable and broadband competitors include major international and regional telecommunication providers such as America Movil, Telefonica, AT&T and Liberty Latin America, as well as smaller local operators and mobile virtual network operators (“MVNOs”). Some of our competitors are state-owned entities. Many of our main mobile and cable competitors have substantially greater resources than we do in terms of access to capital. In some of our markets, our mobile competitors may have greater area coverage and fewer regulatory burdens than we do.
Within our markets, mobile telecommunications operators compete for customers principally on the basis of price, promotions, services offered, advertising and brand image, quality and reliability of service and area coverage. Price competition is especially significant on mobile services, which represented more than half of our revenue from continuing operations in 2018. Mobile voice and SMS are largely commoditized services, as the ability to differentiate these services among operators is limited, and penetration is high. Competition has resulted in pricing pressure, reduced margins and profitability, increased customer churn, and in some markets, the loss of revenue and market share.
Competition in our markets is also impacted by the following:

•
There may be more mobile operators than the market is able to sustain, and additional licenses may be awarded in already competitive markets. Regulators may also encourage new entrants by offering them favorable conditions, such as holding spectrum auctions in which certain blocks of spectrum are reserved for new entrants, as was the case in the 2013 auction in Colombia.

•
If new competitors enter into our markets or existing competitors offer more competitively priced products or services, such as eliminating installation fees, subsidizing handsets, modems, wireless routers or set-top boxes or offering content, channels or applications that we do not offer, our customers may move to another operator. Most of our mobile customers are prepaid, which allows them to switch operators at any time without monetary penalty, and some of our cable operator competitors incentivize customers to accept longer contracts, making it difficult to subsequently switch operators.

•
Mobile number portability in our markets removes a disincentive to changing providers and increases competition and churn. As devices with eSIMs are introduced in our markets, allowing customers to change providers without changing their SIM cards, churn and pricing competition among providers may also increase.

•
Some of our customers use devices with dual SIM card capability, allowing them to also utilize our competitor’s services, which may negatively affect our mobile revenue. If we are unable to develop strategies to encourage customers to retain us as their primary or sole provider, we could lose a larger percentage of our revenue to our competitors.

•
The proliferation of Voice over Internet Protocol (“VoIP”) offerings and other services delivered over the internet (referred to as “Over-The-Top” or “OTT” services) for voice, instant messaging, and content further increase competitive risks, as do MVNOs and resellers in Latin America.

•
Our pay-TV services compete with other pay-TV services that may offer a greater range of channels to a larger audience, reaching a wider area distribution (especially in rural areas) for a lower price than we charge for our pay-TV services. We also compete with satellite distribution of free-to-air television programming, which viewers can receive by purchasing a satellite dish and a set-top box without any physical cabling.

•	Our cable TV services are subject to the risk of overbuild and the possibility of wireless substitution.

If we are unable to compete effectively and match or mitigate our competitors’ strategies, or aggressive competitive behavior by our competitors, in pricing our services or acquiring new and preferred customers, or we are unable to develop strategies to encourage customers to retain us as their primary or sole provider, we could suffer adverse revenue impacts or higher costs for customer retention, which could, individually or together, have a material adverse effect on our business, financial condition and results of operations.
Our industry is experiencing consolidation that may intensify competition.
The telecommunications and cable industry has been characterized by increasing consolidation and a proliferation of strategic transactions. As a result, we are increasingly competing with larger competitors that may have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•
competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services;

•	a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services; and

•
other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our services.

Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.
A significant proportion of our mobile revenue sources are short-term in nature.
Prepaid customers, who are customers who pay for service in advance through the purchase of wireless airtime or data access, represented 90% of our mobile customers as of December 31, 2018 and generated approximately 60% of our mobile service revenue and 33% of our total service revenue in 2018 on a consolidated basis. For our Latin America segment, prepaid represented 87% of our mobile customers as of December 31, 2018 and generated approximately 63% of our mobile service revenue and 40% of our total service revenue during the full year 2018. As prepaid customers do not sign service contracts, our prepaid customer base is more likely than postpaid customers, who sign service contracts, to switch mobile operators and take advantage of promotional offers by other operators. Many of our mobile customers also subscribe to short-term data packages with lengths of one-day to one-week. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future, which makes our future revenue expectations harder to predict.
Transition to more subscription-based businesses creates new challenges.
Our transition toward an increasingly subscription-based revenue model has implications for our personnel, systems, and business procedures, as we must dedicate increasing levels of management attention and resources toward managing and mitigating risks related to accounts receivables and collections, as well as billing and customer care. If we are unable to implement and manage the information systems and to properly train our employees, we could experience elevated levels of customer churn and bad debt, which would negatively impact our financial results.
The telecommunications industry is characterized by rapid technological change and continually evolving industry standards, which could harm our competitive position, render our products obsolete and cause us to incur substantial costs to replace our products or implement new technologies.
The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The technology we use is increasingly complex, which leads to higher risks of implementation failure or service disruption. Our success depends on our ability to adapt to the changing technological landscape. The technologies we utilize today may become obsolete or subject to competition from new technologies in the future. For example, our 3G services may become obsolete when appropriate devices become available and affordable for our customers, and those customers upgrade from 3G to 4G services.
Implementing new technologies requires substantial investment. For example, developing a 4G LTE network requires significant financial investments, and in the years ended December 31, 2018, 2017 and 2016, we spent $61 million, $53 million and $39 million, respectively, on operational licenses, spectrum acquisitions and renewals (including 4G). However, there can be no guarantee that we will generate our expected return on such investment. For example, as our customers reduce their use of mobile voice and SMS services, we may not see a corresponding increase in their data use, as data transfer rates continue to increase and become more efficient, which could adversely affect our revenue and impede our mobile revenue growth. We also face competition from other networks that provide data transfer and streaming capability on 4G and LTE networks. Additionally, we may require additional or supplemental licenses to implement 5G technology in order to remain competitive, and we may be unable to acquire such licenses on reasonable terms or at all. We may need to incur significant capital expenditures in order to acquire licenses or infrastructure to offer new services to our customers or improve our current services.
Our customers expect that we will continue to regularly introduce more sophisticated telecommunications, media and internet services, such as VoIP, LTE, premium content and high-speed data services, including audio and video streaming, mobile gaming, video conferencing, web hosting, cyber-security and other applications. In particular, the introduction of 5G services into our Latin American markets may draw additional entrants and require infrastructure capital expenditures for providers seeking to gain or maintain competitive advantage. Our ability to attract and retain customers is dependent on our ability to meet customer demand for new technology at the same, or at a quicker rate, than our competitors are able to do.
The growth in internet connectivity has led to the proliferation of entrants offering VOIP services or audio or video content services delivered over the internet. Such operators could displace the services we provide by using our customers’ internet access (which may or may not be provided by us) to enable the provision of voice calls and instant messaging services directly to our customers. Failure to continue to successfully transform business models toward such data-driven products to account for this industry shift could have a negative impact on our legacy services and impact on our results from operations.
Accordingly, our future growth and success will depend, in part, on sourcing new content, new technologies and innovative services and utilizing these technologies, allowing us to generate revenue proportionate to traffic volumes across our networks.
We may not be able to successfully implement our strategic priorities.
Our strategic priorities include, among others, expansion of our high speed data networks (4G and HFC cable), facilitation of growth in our mobile data and cable segments and implementation of technology transformation projects to improve our operating performance and efficiency. However, there can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure. A failure to obtain the anticipated benefits of our strategy including increased revenue and cost optimization, or a delay in the implementation of our strategic priorities, could significantly affect our business, financial condition, results of operations, cash flows or prospects.
In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees and other stakeholders, business interruptions and difficulty in recruiting and retaining key personnel, which could have a material adverse effect on our business, financial condition and results of operations.
We may pursue acquisitions, investments or merger opportunities, or divestitures of existing operations, which may subject us to significant risks and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.
We may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand our business, including as part of our growth and rollout strategy to compete with larger competitors in some of our markets or maintain our competitive position in other markets. Some of these potential transactions could be significant relative to the size of our business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including: diverting management attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees. Moreover, we may not be able to successfully complete acquisitions, in light of challenges such as strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities, and regulatory approvals required.
We may also seek to divest existing operations and/or investments in associates, particularly in our Africa segment which has historically produced lower returns on capital than our Latin America segment and where we have already made a number of divestitures. Any such divestiture would involve a number of risks and could present financial, managerial and operational challenges including: diverting management attention from running our existing business or from pursuing other strategic opportunities; incurring significant transaction expenses; and the possibility of failing to properly manage or time the exit to achieve an optimal return.
We may not realize the benefits anticipated from Cable Onda Acquisition and we may not successfully complete or otherwise realize the benefits anticipated from the Telefonica CAM Acquisitions, which could adversely affect our business.
On October 7, 2018, Millicom LIH S.A. (“MIC LIH”), a wholly owned subsidiary of MIC S.A., MIC S.A., Medios de Comunicacion LTD (“Medcom”) and Telecarrier International Limited (“Telecarrier”) entered into a stock purchase agreement, which was amended and restated on December 12, 2018 by Millicom LIH S.A., MIC S.A., Medcom, Telecarrier, IGP Trading Corp. (“IGP”) and Tenedora Activa, S.A. (“TA” and together with Medcom, Telecarrier and IGP, the “Sellers”), with an effective date of October 7, 2018 (the “Stock Purchase Agreement”), pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 80% of the shares (the “Shares”) of Cable Onda S.A., a company incorporated under the laws of Panama (“Cable Onda,” and together with its direct and indirect subsidiaries, the “Cable Onda Group”), from Sellers for an $956 million in cash (the “Cable Onda Acquisition”), subject to customary purchase price adjustments (the “Purchase Price”). The Cable Onda Acquisition closed on December 13, 2018.
On February 20, 2019, MIC S.A., Telefonica Centroamerica Inversiones, S.L. (“Telefonica Centroamerica”) and Telefonica S.A. (“Telefonica”) entered into a stock purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A. (“Telefonica Panama”), a company incorporated under the laws of Panama from Telefonica Centroamerica (the “Panama Acquisition”).
On February 20, 2019, MIC S.A. and Telefonica entered into a stock purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica de Costa Rica TC, S.A. (“Telefonica Costa Rica”), a company incorporated under the laws of Costa Rica from Telefonica (the “Costa Rica Acquisition”).
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a stock purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica de Celular de Nicaragua, S.A. (“Telefonica Nicaragua”, and together with Telefonica Panama and Telefonica Costa Rica, “Telefonica CAM”), a company incorporated under the laws of Nicaragua from Telefonica Centroamerica (the “Nicaragua Acquisition”, and together with the Panama Acquisition and the Costa Rica Acquisition, the “Telefonica CAM Acquisitions”).
The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to customary purchase price adjustments.

No assurance can be given that the Telefonica CAM Acquisitions will be completed when expected, on the terms proposed or at all. Consummation of the Telefonica CAM Acquisitions is subject to regulatory approvals and the absence of legal impediments. There can be no assurance that these conditions will be satisfied or waived or that other events will not intervene to delay or prevent the completion of the Telefonica CAM Acquisitions. If the Telefonica CAM Acquisitions are not completed and the Telefonica CAM Acquisition Agreements (as defined below) are terminated, we may suffer other consequences that could adversely affect our business and results of operations.
The anticipated benefits for Millicom from the Cable Onda Acquisition and the Telefonica CAM Acquisitions (the “Acquisitions”) are, necessarily, based on projections and assumptions about the performance of Cable Onda and Telefonica CAM as part of the Millicom Group, which may not materialize as expected or which may prove to be inaccurate. We cannot ensure that the Acquisitions will achieve the business growth, profits, cost savings and other benefits we anticipate, or those benefits may take longer to realize than expected. While we believe that the Acquisitions are justified by the contemplated benefits, expected benefits may not be obtained, and the assumptions under which we determined to carry out the Acquisitions could be incorrect. In addition, we may become liable for unforeseen financial, business, legal, environmental or other liabilities as a result of the Acquisitions. In that regard, Cable Onda and Telefonica CAM may have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations of Cable Onda and Telefonica CAM that we assumed upon consummation of the Acquisitions and that may not be fully offset by the indemnification available to us under the Stock Purchase Agreement or Telefonica CAM Acquisitions Agreements.
Moreover, we may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the Acquisitions, including the following:

•	potential disruption of, or reduced growth in, our other businesses, due to diversion of management attention;

•	transaction costs in addition to those already incurred which could reduce the benefits of the Acquisitions;

•	challenges arising from operating a business in Panama, a market where we did not operate prior to the Cable Onda Acquisition;

•	consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business systems;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from acquiring Cable Onda and Telefonica CAM; and

•	retaining key employees, suppliers and other partners of Cable Onda and Telefonica CAM.
The failure to obtain the expected results and synergies from the integration of Cable Onda and Telefonica CAM, as well as the incurrence of additional costs or achievement of lower benefits or profits (including lower than expected cost savings), could have a material adverse effect on our activities, financial condition, results of operations, cash flows and prospects.
We have incurred and assumed, and expect to incur [and assume], additional indebtedness in connection with the Acquisitions, which will increase interest expense.
We funded the $956 million purchase price for the Cable Onda Acquisition by incurring additional indebtedness, including $250 million under a bridge facility and $500 million aggregate principal amount of the 6.625% Notes (each as subsequently defined). In addition, Cable Onda will retain indebtedness incurred pursuant to its single-series 5.75% corporate bonds due 2025 (the" Corporate Bonds"), of which $185 million aggregate principal amount was outstanding as of December 31, 2018, as well as other indebtedness. The Corporate Bonds impose certain restrictions and obligations on Cable Onda. For example, pursuant the Corporate Bonds, Cable Onda is required to retain at all times a Net Debt to EBITDA below 3.0x and dividend payments are only permitted if all required financial ratios are complied with.

We expect to fund the $1.65 billion purchase price for the Telefonica CAM Acquisitions by incurring additional indebtedness. We have entered into a new $1.65 billion bridge facility agreement that, if drawn, is expected to be refinanced predominantly with the issuance of new debt by MIC S.A. and its operating subsidiaries.
Our increased indebtedness following consummation of the Acquisitions could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions as well as reducing funds available for capital expenditures, acquisitions, and creating competitive disadvantages for us relative to other companies with lower indebtedness levels.
For any or all of these reasons, a pursuit of an acquisition, investment in or merger with businesses, technologies, services and/or products, or failure to properly execute the divestiture of an existing business, could have an adverse effect on our business, financial condition and results of operations.
If we cannot successfully develop and operate our mobile, cable and broadband networks and distribution systems, we will be unable to expand our customer base and will lose market share and revenue.
Our ability to increase or maintain our market share and revenue is partly dependent on the success of our efforts to expand our business, the quality of our services and the management of our networks and distribution systems. As new technologies are developed or upgraded, such as advanced 4G systems, including 4G LTE, 5G systems, and fiber optic cable networks, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile, cable or broadband network, in whole or in part. The initial build-out of our networks and distribution systems and sustaining sufficient network performance and reliability is a capital-intensive process that is subject to risks and uncertainties which may delay the introduction of services and increase the cost of network construction or upgrade. Such uncertainties include constraints on our ability to fund additional capital expenditures, as well as external forces, such as obtaining necessary permits and spectrum from regulatory and other local authorities. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. If our equipment or systems become obsolete, we may be required to recognize an impairment charge on such assets, which may have a material adverse effect on our results of operations. To the extent we fail to expand and upgrade our networks and distribution systems on a timely basis relative to our competitors, we may not be able to expand our customer base and we may lose customers to competitors, which may hinder recovery of our significant capital investments and have a material adverse effect on our business, financial condition and results of operations.
In addition, we depend upon our ability to deploy sufficient resources to manage our active infrastructure and to effectively manage third parties to operate and maintain the networks we use, including the towers and network infrastructures that are subject to passive infrastructure and tower sharing agreements. Key components of our networks, including hardware and software, may breakdown, and the risk of such breakdown is higher for some of our emerging services as the equipment for them is not yet standardized. We have sold and leased back a significant number of our towers, including in El Salvador, Colombia, Tanzania and Paraguay, as further discussed under “Item 4. Information on the Company—D. Property, Plant and Equipment—Tower infrastructure,” and we may engage in similar transactions in the future in our other markets. We have also entered into managed services agreements in certain of our African and Latin American markets to outsource the maintenance and replacement of our network equipment. Although the contracts impose performance obligations on the operators and tower management companies, we cannot guarantee that they will meet these obligations or implement remedial action in a timely manner, which may result in these towers or networks not being properly operated. If our managed services agreements terminate, we may be unable to find a cost-effective, suitable alternative provider and we may no longer have the necessary expertise in-house to perform comparable services, which may negatively impact the quality of the services we provide to our customers.
We are increasingly dependent on key suppliers to provide us with products and services.
We rely on our ability to develop relationships with handset manufacturers and application developers, so that we are able to provide the advanced handsets and services demanded by our customers. The key suppliers of our handsets, both in terms of volume of sales and importance to our operations, are Samsung, Huawei, Apple, Motorola and BMobile. We import directly, or we source our handsets through resellers in our markets such as Brightstar

Corporation. We source our SIM cards from two main suppliers. We have limited influence over our key suppliers and cannot assure you that we will be able to obtain required products or services on favorable terms or at all.
We also seek to standardize our network equipment to ease equipment replacement and reduce downtime of our network and to contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Ericsson, Arris, Kaon, Hitron and Microsoft. There are a number of alternative suppliers available to us; however, if we are unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, our ability to maintain and expand our networks and business may be materially and adversely affected.
As our operations are dependent upon access to networks not controlled by us, we rely on interconnect agreements, the terms of which could be made less favorable due to market participants or regulatory changes.
Our ability to provide telecommunications services would be hampered if our access to local and long distance line capacity was limited or if the commercial terms or cost of interconnect agreements with other wireless and local, domestic and international fixed-line operators were significantly altered. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. Costs may increase significantly as a result of new regulations or commercial decisions by other fixed-line operators or a lack of available line capacity for interconnection.
Many of the mobile telecommunications markets in which we operate have high mobile penetration levels, inhibiting growth opportunities.
The Latin American markets in which we operate have mobile phone service penetration levels that typically exceed 100% of the population. Although there are some opportunities for further growth, our efforts to develop additional sources of revenue may not be successful. Therefore, high mobile penetration rates could constrain future growth and produce an intensification of pricing pressures on all of our mobile services, which could adversely affect our future profitability and return on investments.
Our mobile applications and cable content may not be accepted or widely used by our customers.
We acquire rights to certain services for use by our mobile and cable customers, such as Tigo Music and Tigo Sports, and we have strategic partnerships with major digital players, such as Netflix, Amazon, Deezer and Microsoft. We make long-term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. License fees are negotiated for a number of years and include “per user” billing, which means that we must still pay part of the fees even if the service supplied is no longer popular. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time results from mobile data use and our cable business fluctuate primarily with the acceptance of such services by the public, which is difficult to predict. A shortfall, now or in the future, in the expected popularity of the various services for which we have acquired rights could lead to a fluctuation in our results of operations.
The success of our pay-TV services depends on our ability to access an attractive selection of television programming from content providers. The ability to provide movie, sports and other popular programming is a major factor that attracts customers to pay-TV services. We may not be able to obtain sufficient high quality programming from third-party producers for our cable TV services on satisfactory terms or at all in order to offer compelling cable TV services which could result in reduced demand for, and lower revenue and profitability from, our cable services.
Equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack, could result in reduced user traffic and revenue, require unanticipated capital expenditures or harm our reputation.

Our business is dependent on certain sophisticated critical systems, including exchanges, switches, fiber, cable headends, data centers and other key network elements, physical infrastructure and our billing and customer service systems. Our technological infrastructure is vulnerable to damage and disruptions from numerous events, including fire, flood, windstorms and other natural disasters, power outages, terrorist acts, equipment and system failures, human errors and intentional wrongdoings, including breaches of our network and information technology security. Risks to our network include state sponsored censorship, sabotage, theft and poor equipment maintenance, which are ongoing risks, especially in Chad. Unanticipated problems at our facilities, network or systems or at the facilities, network or systems of third parties on which we rely could harm our reputation and impair our ability to retain current customers or attract new customers, and could result in reduced user traffic and revenue, regulatory penalties or penal sanctions, unanticipated capital expenditures, or substantial uninsured losses, which could have a material adverse effect on our business, financial condition and results of operations.
Cyber attacks impacting our networks or systems could have an adverse effect on our business and result in data loss or other security breaches.
Cyber attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures as well as disruptions to our or our customers’ operations. Cyber attacks against companies, including Millicom, have increased in frequency, scope and potential harm in recent years. Other businesses have been victims of ransomware attacks in which the business becomes unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker.
The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to Millicom and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenue from business interruption and litigation.
Additionally, our business, like that of most retailers and wireless companies, involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent, particularly given that the methods of unauthorized access constantly change and evolve. We may experience unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third party suppliers, or other breaches of security that compromise the integrity of confidential information, and such breaches can have a materially adverse effect on our business or damage our reputation. See “We collect and process sensitive customer data,” below.
There can be no guarantee that we will not be subject to cyber attacks which, individually or in the aggregate, may be material to our operations or financial condition.
We may incur significant costs from fraud, which could adversely affect us.
Our high profile and the nature of the products and services that we offer make us a target for fraud. Many of the markets in which we operate lack fully developed legal and regulatory frameworks and have low conviction rates for fraudulent activities, decreasing deterrence for such schemes. We have been in the past and may in the future be susceptible to fraudulent activity by our employees or third party contractors despite having robust internal control systems in place across our operations, which could have a material adverse effect on our results of operations. We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing the incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. For example, in 2018, our most significant impact from fraudulent activity was caused by data charging bypass, where customers were able to abuse the use of  data without paying the appropriate charges through unauthorized use or abuse of free offers. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.
Some of our mobile products and services, such as Mobile Financial Services ("MFS"), are complex and increase our exposure to fraud, money laundering, and reputational risk.
Some of our products and services, such as MFS, have been developed through different distribution channels. Technical or administrative errors could result in customer losses for which we could be responsible, and we may be liable for online fraud and problems related to inadequately securing our payment systems. These services involve cash handling, exposing us to risk of fraud and money laundering and potential reputational damage. We must also keep our customers’ MFS cash in local currency demand deposits in local banks in each market and ensure customers’ access to MFS cash, exposing us to local banking risk. MFS may also be subject to new legislation and regulation. In most markets in which we have launched MFS, the regulations governing our MFS are new and evolving, and, as they develop, regulations could become more onerous, imposing additional reporting or controls or limiting our flexibility to design new products, which may limit our ability to provide our services efficiently or at all. We may not be able to modify our service provision in time to comply with any new regulatory requirements, or new regulation may be applied retroactively. Our failure to respond appropriately to these risks and uncertainties could reduce our revenue, as well as damage our reputation.
Our operations with strategic partners are accompanied by inherent business risks.
We have local shareholding partners in various markets, including subsidiaries that are fully controlled and consolidated in our financial statements (e.g., in Colombia, Panama and Zanzibar) as well as joint-ventures with local entities in which we exercise joint-control (e.g., in Guatemala, Honduras and Ghana). Furthermore, we are minority investors mainly in the tower company Helios Towers, Ltd. and Africa Internet Holding GmbH. In these and other similar operations, our ability to receive dividends or other distributions may depend in part upon the consent of independent shareholders. Our ability to make significant strategic decisions in these operations may depend on consent of the other participants, and our operations may be negatively affected in the event of disagreements with our partners. Further, emerging market investments with local partners are often accompanied by risks, including in relation to:

•	our local partner becoming subject to an investigation, sanctions or liability that adversely affects us and our operations;

•	the possibility that a local partner will breach or terminate the applicable investment or shareholders’ agreement;

•
the possibility that a local partner will hinder development by exercising shareholder rights to block capital increases or other strategic decisions if that partner disagrees with our views on developing the business or loses interest in pursuing the projects; and

•	the loss of a local partner and the associated benefits, such as local insight on operating a business in that market.
Allegations of health risks related to the use of mobile telecommunication devices and base stations could harm our business.
There have been allegations that the use of certain mobile telecommunication devices and equipment may cause serious health risks. The actual or perceived health risks of mobile devices or equipment could diminish customer growth, reduce network usage per customer, spark product liability lawsuits or limit available financing. In addition, the actual or perceived health risks may result in increased regulation of network equipment and restrictions on the construction of towers or other infrastructure. Each of these possibilities has the potential to seriously harm our business.
A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.
As of December 31, 2018, approximately 27% of our direct workforce was represented by labor unions. While we have collective bargaining agreements in place, with subsequent negotiations we could incur significant additional labor costs and/or experience work stoppages, which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact it would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructurings and other activities that impact employees. Such activities could result in strikes, unrest, or work stoppages, which could have a material adverse effect on our business, financial condition and results of operations.
We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.
Rapid growth and expansion may make it difficult to obtain adequate managerial and operational resources and could restrict our ability to successfully expand our operations, and any loss of key management and technical personnel could adversely affect our business.
Our operating results depend, in significant part, upon the continued contributions and capacity of key senior management and technical personnel. Management of profitable growth will require, among other things:

•	stringent control of network build-out and other costs;

•	excellence in sales, marketing and distribution;

•	continued innovative product development and deployment;

•	excellence in customer experience management;

•	continued development of financial and management controls and information technology systems;

•	successful integration of new operations;

•	transformation, digitalization and convergence of operating models;

•	implementation and operation of adequate and effective internal controls;

•	hiring and training of new personnel;

•	ensuring the health and safety of our personnel and compliance with related risk management practices; and

•	coordination among our logistical, technical, accounting, legal and finance personnel.
Our success will depend on our ability to continue to attract, develop, motivate and retain qualified personnel. Certain of our key employees possess substantial knowledge of our business and operations. We cannot assure you that we will be successful in retaining their services or that we would be successful in hiring and training suitable replacements without undue costs or delays. Competition for personnel in our markets is intense due to scarcity of qualified individuals. We put a high priority on training and developing local expertise in-house but it may take time for them to develop capacity, and retaining qualified staff can be challenging, as well. Furthermore, integration of new management would require additional time and resources, which could adversely affect our ability to implement our business strategy. We also need new competencies for the new businesses and services we launch, including in the digital field where there is heightened competition for talent. Our failure to successfully manage our growth and personnel needs would have a material negative effect on our business and results of operations.
An economic downturn, a substantial slowdown in economic growth or deterioration in consumer spending could adversely affect our operating results and financial condition.
Deterioration in the economic environment could have an adverse effect on the level of demand for our products and services. This could also impact our growth in mobile telecommunications and broadband products and services. We are particularly susceptible to any deterioration in the economic environment in the countries in which we have our largest operations, namely Colombia, Guatemala, Paraguay, Honduras and Bolivia.
Telecommunications in emerging markets in general and in our markets in particular, account for a significant part of gross domestic product (“GDP”) and of disposable income. As such, any change in economic activity level may impact our business. General inflation could affect our business as consumers’ acceptance of potential price increases of our products is uncertain. Food price inflation may affect low income customers and may lead to a redistribution of income within the countries where we operate.
Furthermore, changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could have an impact on the economies in which we operate, particularly in Latin America. Any decision taken by the U.S. government that has an impact on the Latin American economy, such as by reducing the levels of remittances, reducing commercial activity between the countries in which we operate and the United States, or slowing direct foreign investment, could adversely affect the disposable income of consumers.
Lack of sufficient information or poor quality of available information regarding our industry, operations or markets may lead to missed opportunities or inefficient capital allocation.
As the factors we consider in formulating our strategy change (including information, such as customer data insights, on new markets into which we may consider expanding), we face the risk of not having access to sufficient industry, operational or market data inputs to properly inform our decision-making or needing to rely on poor quality information. There is also a risk that the data to which we have access will be analyzed improperly, if the relevant personnel lack appropriate experience, oversight, or relevant skill sets in data analysis, including through insufficient consideration of interrelationships of key variables such as market dynamics, trends, availability of cash and resources, agility, opportunities and risk factors affecting our business. If we are forced to make assumptions regarding key variables and are unable to consider alternatives to, and consequences of, strategic decisions on a fully informed basis, it may lead to missed opportunities or inefficient capital allocation that could have an adverse effect on our business, financial condition or results of operations.
The inability to manage a crisis could harm our brand and lead to increased government obligations in the future.
Telecommunications networks provide essential support to first responders and government authorities in the event of natural disasters, terrorist attacks and other similar crises. If we fail to develop and implement detailed business continuity and crisis management plans, we may be unable to provide service at the level that is required or perceived to be required by the government, the regulator, our customers and by the public at large, and this could harm our brand image, lead to increased customer churn and lead to new and burdensome regulatory obligations in the future.
Legal and Regulatory Risks
The telecommunications and broadcasting market is heavily regulated.
The licensing, construction, ownership and operation of mobile telephone, broadband and cable TV networks, and the grant, maintenance and renewal of the required licenses or permits, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets in which we operate, which can lead to disputes with government regulators. For example, the Colombian regulator has challenged Colombia Móvil’s license fee, stating that it should be a significantly higher amount than we had recorded. The regulator has sought to nullify an arbitral award in our favor in this matter. In addition, certain other aspects of mobile telephone operations, including rates charged to customers and resale of mobile telephone services, and user registrations may be subject to public utility regulation in each market. For example, interconnect fees, which represented 4% of our revenue in fiscal 2018, are subject to reduction by regulators. Regulators in certain of our markets have reduced interconnect fees and if rates are reduced further or regulators in other markets reduce interconnect fees, these measures could have a material adverse effect on our overall results of operation. Additionally, because of our market share, regulators could impose asymmetric interconnection or termination rates, which could undermine our competitive position in the markets in which we operate and adversely affect our business.
Changes in regulations may subject us to legal proceedings and regulatory actions, and may disrupt our business activities, such as affecting prices or requirements for increased capital investments, which could materially adversely affect our results of operations. For example, since 2014, mobile operators in El Salvador and Honduras have been required to shut down services or reduce signal capacity in and around prisons, where authorities suspect criminal gangs are smuggling mobile phones into prisons for criminal purposes. Similar laws have been considered or proposed in Guatemala. Further, regulations which make it commercially unviable to subsidize our mobile customers’ handsets, or set an expiry date on when our customers must use their prepaid minutes, data or SMS bundles, could reduce revenue and margins for mobile services. For example, in 2015, the regulator in Colombia determined that handsets and telecommunication services cannot be bundled and must be invoiced separately, significantly limiting our ability to attract new mobile customers by offering handsets at subsidized prices. This had a direct impact on handset affordability and caused a sharp decline in our handset sales. In 2016, the regulator in Paraguay extended the unused prepaid data allowance from 30 to 90 days, which impacted the frequency at which a portion of our prepaid customers purchase additional data allowances from us. Such types of regulatory changes could have a material adverse effect on our results of operations.
For more information on the regulatory environment in the markets in which we operate, see “Item 4. Information on the Company—B. Business Overview—Regulation.”
The availability of spectrum is limited, closely regulated and increasingly expensive, and our licenses are granted for finite periods.
The availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain it from the regulator or third parties at all or at a price that we deem to be commercially acceptable given competitive conditions. If we acquire spectrum through acquisition, regulators may require us to surrender spectrum to secure regulatory approval. Most of our licenses are granted for specified terms, and we can have no assurance that any license will be renewed upon expiration. Licenses due to expire in the medium-to-near term include our mobile telecommunications licenses in Paraguay (2021, 2022 and 2023), Colombia (2019, 2021 and 2023), and Ghana (2021 and 2024), our pay TV license in Colombia (2019) and our fixed line license in Ghana (2019). If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas or permit a more limited scope of service. For more information, see “Item 4. Information on the Company—B. Business Overview— Regulation.”
Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.
Our telecommunications licenses and legislation regulating the telecommunications industry in the countries in which we operate impose standards and conditions on our operations. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation or if we do not obtain permits for the operation of our networks and equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we may not have sufficient opportunity to cure any non-compliance. In the event that we do not cure any non-compliance, the applicable regulator may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans, could harm our reputation and could materially adversely affect our business, financial condition and results of operations. For example, the Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. As we have not yet complied with this requirement, the maximum penalty for non-compliance could include a revocation of our telecommunications licenses in Tanzania.
We collect and process sensitive customer data.
We increasingly collect, store and use customer data that is protected by data protection laws in the ordinary course of our operations and through our mobile applications and MFS. Data privacy laws and regulations apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and metadata), and in some countries, authorities can intercept communications, sometimes directly or without our knowledge. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time. Since certain services we offer are accessed by, or provided to customers within, the European Union, we are subject to the European Union data protection regulation known as the General Data Protection Regulation (GDPR), which imposes significant penalties for non-compliance. In addition, some of the countries in which we operate are considering or have passed legislation imposing data privacy requirements that could increase the cost and complexity of providing our services. Although we take precautions to protect data, we may fail to do so and certain data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, damage to our reputation and customer churn and could have an adverse effect on our business, financial condition and results of operations.
Our intellectual property rights are costly and difficult to protect, and failing to maintain the historical reputation of our brands or impairment of our intellectual property rights would adversely affect our business.
Our intellectual property rights, including our key trademarks and domain names, which are well known in the markets in which we operate, are important to our business. The brand name Tigo and currently used figurative trademark are extremely important assets and contribute to our success in our markets. If we are unable to maintain the reputation of and value associated with our Tigo, UNE or Cable Onda brand names, we may not be able to successfully retain and attract customers.
We rely upon a combination of trademark and copyright laws, database protections and contractual arrangements, where appropriate, to establish and protect our intellectual property rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult. The diversion of our management’s time and resources along with potentially significant expenses that could be involved in protecting our intellectual property rights in our markets, or losing any intellectual property rights, could materially adversely affect our business, financial condition and results of operations. Our reputation may be harmed if any of the risks described in this “Risk Factors” section materialize. Any damage to our reputation or to the value associated with our Tigo, UNE or Cable Onda brands could have a material adverse effect on our business, financial condition and results of operations.
We are subject to anti-corruption and anti-bribery laws.
We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anticorruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits.
On October 21, 2015, we reported to law enforcement authorities in the United States and Sweden potential improper payments made on behalf of the joint venture in Guatemala. On May 4, 2016, we received notification from the Swedish Public Prosecutor that its preliminary investigation has been discontinued on jurisdictional grounds. On April 23, 2018, the U.S. Justice Department informed us that it is closing its investigation into this matter. Although we understand that this matter is no longer under active investigation, if any governmental investigation into this matter were to be reopened, or a similar matter or investigation were to arise in the future, an adverse outcome, including remedial actions that may need to be taken as a result of the investigations or penalties that may be imposed by law enforcement authorities, could negatively impact our business, financial condition, results of operations, cash flows and prospects.
We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, joint ventures, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, anti-corruption policies, procedures and internal controls are not always effective against this risk. We cannot assure you that such policies or procedures or internal controls work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, joint ventures, distributors and other intermediaries with respect to our business or any businesses that we may acquire.
We operate in countries which pose elevated risks of corruption violations. For example, on July 14, 2017, the International Commission Against Impunity in Guatemala (“CICIG”), disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala’s attorney general and CICIG executed search warrants on the offices of Comcel and this matter remains under investigation. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects.
Investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows or prospects.
Our risk management and internal controls may not prevent or detect violations of law.
Our existing compliance controls may not be sufficient in order to prevent or detect inadequate practices, fraud or violations of law by our intermediaries, sales agents or employees. If any of these individuals or entities receive or grant inappropriate benefits or use corrupt, fraudulent or other unfair business practices, we could be confronted with legal sanctions, penalties and harm to our reputation. Given our international operations, group structure, and size, our internal controls, policies and our risk management may not be adequate, which could have a material negative impact on our reputation, business activities, financial position and results of operations.
New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.
We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could have an adverse impact on our business, financial condition, results of operations and prospects. For example, in Colombia in 2017, the regulator introduced caps to wholesale rates on mobile services, which forced us to lower our prices for both voice and data services, and it also cut interconnection rates. In 2016, the regulator in Paraguay required that mobile service providers extend to 90 days, from 30 days previously, the minimum expiration of prepaid mobile data allowances; and in El Salvador, the government required us to shut down certain parts of our network near the country’s incarceration facilities.
We may be subject to legal liability associated with providing online services or media content.
We host and provide a wide variety of services and products that enable our customers to conduct business, and engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their customers is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud, or other theories based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated or third-party content that we have made available within our services violates applicable law or third-party rights.
We also offer third-party products, services and content. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner.
Risks relating to the markets in which we operate
Some of the countries in which we operate have a history of political instability and any current or future instability may negatively affect our revenue or ability to conduct business.
We offer telecommunication services in 11 markets in Latin America and Africa. The Latin American markets in which we operate are Bolivia, Colombia, Costa Rica, El Salvador, Nicaragua, Panama, Paraguay and, through our joint ventures, Guatemala and Honduras. The African markets in which we operate are Chad and Tanzania. Our joint venture with Bharti Airtel operates in Ghana. Many of the countries in which we operate are considered to be emerging economies and can therefore be subject to greater political and economic risk than developed countries. The governments of these countries differ widely with respect to type of government, constitution, and stability and many of these countries lack mature legal and regulatory systems. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, El Salvador has one of the highest murder rates in the world due to violent crime gangs, and Nicaragua and Chad have recently experienced civil unrest. Such events can pose additional risks to the health and safety of our employees and in some cases this may impede or delay our ability to provide service to our customers or potential customers. Any political instability or hostilities in the markets in which we operate can hinder economic growth and reduce discretionary consumer spending on our services and may result in damage to our networks or prevent us from selling our products and services.
We face a number of risks as a result of such political instability, ranging from the risk of network disruption, sometimes resulting from government requests to shut down our network in areas experiencing hostilities or crime, as well as forced and illegal abuse of our network by political forces. We also face the risk that we may have to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to operate our business as previously conducted in such countries. Any of these events would adversely affect our results of operations.
The countries in which we operate have political regimes that may not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.
The governments of the jurisdictions in which we operate may, at times, attempt to nationalize telecommunications operations or take other action that is unfavorable to foreign business interests. For example, in 2008 the Bolivian government nationalized the telecommunications company Entel, which had been privatized under previous presidential regimes, and in September 2013, the Bolivian president threatened to nationalize private mobile operators in Bolivia, including our Bolivian operations, if they did not adequately support the government in investigating crime. Other such actions might take place to limit foreign investment or regain more control over national economies or industries considered to be of strategic national importance in the countries in which we operate.
Governments of the countries in which we operate may also impose measures to lower tariffs offered to customers or increase taxes on private foreign owned businesses such as ours to increase government revenue. Measures like these may have the effect of increasing our network operation or roll-out costs and reducing the profitability of our operations and threaten our return on investment.
Most of the countries in which we operate have underdeveloped economies with low GDP per capita and therefore any increased inflationary pressures and downturns could significantly impact our revenue.

Consumption of mobile telephone and fixed-line services in the markets in which we operate is driven by a country’s GDP, inflation, the level of consumer discretionary income, and consumers’ willingness to accept potential price increases. Most of these economies have large populations living on a paycheck to paycheck basis and primarily spending income on basic items such as food, housing and clothing, with less income to spend on discretionary items like mobile, cable or broadband services. Downturns in the economies of any particular country or region in which we operate may adversely affect demand for our services, which would negatively impact our revenue. Some countries in which we operate have historically experienced high inflation rates, although in recent years the rates have been more stable. Periods of significant inflation in any of our markets could adversely affect our costs and financial condition as well as reducing the discretionary income of our less affluent customers, and therefore their purchasing power for telecommunications services. The loss of customers following a significant economic downturn could result in loss of a significant amount of expected revenue. As we incur costs based on our expectations of future revenue, our failure to accurately predict revenue could adversely affect our business, financial condition, results of operations and business prospects.
Fluctuations or devaluations in local currencies in the markets in which we operate against our U.S. dollar reporting as well as our ability to convert these local currencies into U.S. dollars to make payments, including on our indebtedness, could materially adversely affect our business, financial condition and results of operations.
A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. In the markets in which we operate, we collect revenue from our customers and from other telecommunications operators for interconnect charges in mostly local currencies, and there may be limits to our ability to convert these local currencies into U.S. dollars. We hold most of our readily available cash in U.S. dollars in order to mitigate the risk of local currency devaluation. However, local currency exchange rate fluctuations in relation to the U.S. dollar may have an adverse effect on our earnings, assets and cash flows when translating or converting local currency into U.S. dollars. For example, the devaluation of the Columbian peso in 2015 had an approximately $250 million impact on consolidated revenue for fiscal year 2015. For each of our operations that report their results in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar reduces our profits while also reducing our assets and liabilities. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars ultimately received by MIC S.A. is affected by fluctuations in exchange rates against the U.S. dollar. In addition, exchange rates impact the Millicom Group’s earnings, assets and cash flows as many of our operating subsidiaries have U.S. dollar denominated debt, due to unavailability of, or lack of commercially acceptable long-term financing in local currencies.
Due to lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures. We had net foreign exchange losses of $41 million in fiscal 2018 compared to net foreign exchange gains of $18 million in fiscal 2017 and net foreign exchange gains of $25 million in fiscal 2016. At the operational level we seek to reduce our foreign exchange exposure through a policy of matching, as far as possible, cash inflows and outflows. Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by lack of long-term financing in local currency or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”
Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.
Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. Turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a great extent than turnover in established countries. Some of the emerging markets in which we operate are susceptible to social unrest, which may lead to military conflict in some cases. These developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business.
Further, the nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal systems in emerging markets, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties.
Investors should fully appreciate the significance of the risks involved in investing in a company with significant operations in emerging markets and are urged to consult with their own legal, financial and tax advisors.
Most of the countries where we operate lack reliable nationwide infrastructure or have infrastructure in poor condition and, particularly in Africa, have an insufficient supply of electricity.
Most of the countries in which we operate often lack modern or reliable infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. In general, the rural areas in each of the countries in which we operate often lack the most basic infrastructure. In some cases, we must build our cell sites without the benefit of roads and other infrastructure, which increases our network development and maintenance costs. Governments in emerging markets have been known to address the lack of telecommunications infrastructure by implementing universal service funds, which are taxes levied on revenue from telecommunications services. The purpose of universal service funds is to subsidize the expansion of basic communication services throughout a country, even in remote areas, at affordable prices. Of the markets in which we operate, only Bolivia imposes a universal service fund levy on telecommunications providers, in the amount of 1.0% to 2.0% of revenue. If the governments of the other markets in which we operate were to impose similar levies it would negatively impact the profitability of our operations.
The electricity supply is insufficient in certain of the African countries in which we operate due to underdevelopment of electricity sectors compared to the pace of economic growth in such countries. In certain countries, we must rely on diesel-powered generators or solar panels to power our radio sites and some of our towers have solar back-up power or hybrid deep cycle backup batteries. These measures increase our costs and impact the profitability and reliability of our network in our African operations.
Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.
The tax systems in the markets in which we operate are unpredictable, which gives rise to significant uncertainties and complicates our tax planning and business decisions. For example, in Colombia, a net wealth tax was introduced in 2015, which applies to both residents and non-residents of Colombia whose net worth exceeds COP 1 billion (approximately $700,000), and El Salvador approved the introduction of a 5% tax on telecommunication services to finance government security plans in 2015. Additionally, on January 1, 2017, an 18% excise tax on revenues was introduced in Chad. These new taxes impact the profitability of our operations.
The tax laws and regulations in the markets in which we operate are complex and subject to varying interpretations. The tax authorities in the markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities. We cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. Tax declarations are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects. Many of our operating companies are often forced to negotiate their tax bills with tax inspectors who may assess additional taxes. We are currently addressing tax disputes with the local tax authorities in several jurisdictions, further described under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— Tax disputes.”
Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial conditions or cash flows.
Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.
The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of emerging markets legal systems, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these factors could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others.
Further, the legal systems in many of the emerging market countries in which we operate are less developed than those in more established markets, which creates uncertainties with respect to many of the legal and business decisions that we make. Such uncertainties include, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, difficulties in enforcement, broad regulatory authority held by telecommunications regulators, inconsistency and lack of transparency in the judicial interpretation of legislation and corruption in judicial or administrative processes or systems. We may not always have access to efficient avenues for appeal and may have to accept the decisions imposed upon us. This could adversely affect our business and our revenue. For more information concerning the legal proceedings to which we are subject, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
We have a weaker market position and face a challenging competitive and regulatory environment in Colombia, our largest Latin American market, relative to our other markets.
Relative to our other markets, the telecommunications sector in Colombia is characterized by having a larger number of competitors, including America Movil and Telefonica, which are larger than us and have greater access to capital and other resources than we do, and by having more stringent regulatory conditions. For example, regulation implemented in 2015 impedes our ability to bundle service contracts with handset subsidies, and in 2017 new regulation was implemented to cap the rates that we are allowed to charge on services sold on a wholesale basis. Relative to our other markets, our competitive position is also weaker in Colombia, where we are the third-largest mobile operator and the second-largest provider of fixed services, as measured by subscribers. This contrasts with our competitive position in our other markets, where we are either the largest or second-largest mobile operator, and where we face more benign competition for our fixed services. Among the countries where we compete, Colombia is the largest, as measured by the size of its population and GDP, and the country is the largest contributor to our revenue. Given the importance of Colombia to our results, if we are unable to sustain or improve our position in that market, or if we are faced with new regulation, this could have a material impact on our consolidated financial results.
Most of our operations generate revenue in the local currency of the country in which they operate. The governments of the countries in which our operations are located may impose foreign exchange controls that could restrict our ability to receive funds from the operations.
As substantially all our revenue is generated by our local operations, MIC S.A. is reliant on its subsidiaries’ and joint ventures’ ability to transfer funds to it. Although foreign exchange controls exist in some of the countries in which our companies operate, none of these controls significantly restricts the ability of our operating companies to pay interest, dividends, technical service fees, and royalty fees or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, foreign exchange controls may be strengthened, or introduced in the countries where we operate, which could restrict MIC S.A.’s ability to receive funds from those operations. In addition, in some countries it may be difficult to convert local currency into foreign currency due to limited liquidity in foreign exchange markets. These restrictions may constrain the frequency for possible upstreaming of cash from our subsidiaries to MIC S.A. in the future. These and any similar controls enacted in the future may cause delays in accumulating significant amounts of foreign currency, and cause exchange risk, which could have an adverse effect on our results of operations.
Our functional currency is the U.S. dollar; however, our headquarters are located in Luxembourg and our operations are in various countries with different currencies. We are exposed to the potential impact of any alteration to, or abolition of, foreign exchange which is “pegged” at a fixed rate against the U.S. dollar. Any “unpegging,” particularly if the currency weakens against the U.S. dollar, could have an adverse effect on our business, financial condition or results of operations.
Risks relating to the Company and the Millicom Group
Our ability to generate cash depends on many factors beyond our control and we may need to resort to additional external financing
Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory, and technical elements and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditure or sell assets.
We require a significant amount of capital to operate and grow our business. We fund our capital needs in part through borrowings in the public and private credit markets. Adverse changes in the credit markets, including increases in interest rates, could increase our cost of borrowing and/or make it more difficult for us to obtain financing for our operations or refinance existing indebtedness. In addition, our borrowing costs can be affected by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by customary credit metrics. A decrease in these ratings would likely increase our cost of borrowing and/or make it more difficult for us to obtain financing. A severe disruption in the global financial markets could impact some of the financial institutions with which we do business, and such instability could also affect our access to financing.
In particular, periods of industry consolidation require businesses to raise debt and equity capital to remain competitive. An inability to access capital during such periods could have an adverse effect on our business, financial condition or results of operations.
The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.
As of December 31, 2018, our consolidated indebtedness was $4,580 million, of which MIC S.A. incurred $1,770 million directly, and MIC S.A. guaranteed $626 million of indebtedness incurred by its subsidiaries. In addition, the Guatemala and Honduras joint ventures had indebtedness of $1,310 million as of December 31, 2018. As of December 31, 2018, our share of pledged deposits was $2 million.
We may incur additional debt in the future. Although certain of our outstanding debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. The incurrence of additional debt could, among other things, require us to dedicate a substantial portion of our cash flow to payments on our debt, thus reducing availability of cash to fund organic growth or corporate purposes, omit our flexibility to plan for or react to changes in our business or the industry or markets in which we operate, increase our vulnerability to a downturn in our business or general economic conditions, place us at a competitive disadvantage compared to competitors who might have less debt, or restrict us from pursuing strategic acquisitions or exploiting certain business opportunities. If we substantially increase our level of debt we may experience other negative consequences, including reducing our ability to pay dividends and preventing us from complying with our dividend policy, and find it more difficult to satisfy our obligations with respect to our debt.
MIC S.A. is a holding company, and as a result, it is dependent on cash flow from its operating subsidiaries and joint ventures to service its indebtedness, which may be limited by local law.
MIC S.A. is a holding company and its primary assets consist of shares in its subsidiaries and joint ventures and cash in its bank accounts.
As a holding company, MIC S.A. has no significant revenue generating operations of its own, and therefore its cash flow and ability to service its indebtedness will depend primarily on the operating performance and financial condition of its operating subsidiaries and its receipt of funds from such subsidiaries in the form of dividends or otherwise. There are legal limits on dividends that some of MIC S.A.’s subsidiaries are permitted to pay. Further, some of our indebtedness imposes restrictions on dividends and other restricted payments, which are described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing.” MIC S.A.’s operating subsidiaries may not generate income and cash flow sufficient to enable MIC S.A. to fund its payment obligations on its debt obligations, because its ability to provide funds will depend, to some extent, on general economic, financial, competitive, market and other factors, many of which are beyond its control.
The cash flow we generate and our ability to sustain dividend payments near current levels are highly-dependent on the dividends we receive from our joint ventures in Guatemala and Honduras.
Our joint ventures in Guatemala and Honduras are the largest providers of mobile services in their respective markets, as measured by subscribers. As a result, mostly of this market leadership, both joint ventures enjoy healthy profit margins that are higher than the Millicom Group’s margins, and the Guatemala and Honduras joint ventures have historically generated healthy cash flows and paid dividends. For the year ended December 31, 2018, the Millicom Group received dividends from these joint ventures totaling $243 million, representing our share of the total dividends paid by our joint ventures; and the Millicom Group paid $266 million in dividends to its own shareholders during the same year. If the financial condition of our joint ventures deteriorates or if they choose to reduce future dividend payments, or if we fail to diversify our sources of cash flow, our liquidity could suffer, and we may not be able to sustain dividend payments to our shareholders.
MIC S.A. provides essential support and services to our operating subsidiaries and joint ventures which would be detrimental if discontinued or might be challenged as not being on an arm’s-length basis.
MIC S.A. provides our operating subsidiaries and joint ventures with services that substantially benefit them and would be detrimental to our future operations and growth if they were to be discontinued. These services include:

•	financing;

•	increased bargaining power with its suppliers;

•
technical and management services, such as business support services (including a shared services center in El Salvador, digital transformation, customer experience, procurement, human resources support and legal, IT and marketing services) and advisory services related to the construction, installation, operation, management and maintenance of its networks; and

•
trademark licensing agreement for use of the Tigo trademark and/or Millicom name, which are non-transferable and continue for an indefinite period unless terminated pursuant to the terms of the agreement.

If MIC S.A. were unable to provide these services to our operating subsidiaries and joint ventures on a timely basis and at a level that meets our needs, or if these trademark license agreements were terminated, our operating subsidiaries and joint ventures may be disrupted and our business, financial condition and results of operations could be materially adversely affected. In addition, tax authorities could argue that some of these services are on terms more favorable than those that could be obtained from independent third parties and assess higher taxes or fines in respect of the service MIC S.A. provides.

Kinnevik AB owns a significant amount of MIC S.A.’s shares, giving it substantial management influence that may not align with the interests of our other shareholders.
As of December 31, 2018, Kinnevik AB, MIC S.A.’s largest shareholder, owned 37,835,438 shares in MIC S.A., representing 37.2% of the voting shares on that date. As a result, Kinnevik AB could exert significant influence over the strategic, operating and financial policies of the Millicom Group. MIC S.A.’s nomination committee nominates members to MIC S.A.’s board of directors and is comprised of some of our largest shareholders, including Kinnevik AB. One of our eight directors is an Investment Director and Sector Head of TMT of Kinnevik AB. Kinnevik’s interests could potentially conflict with the Millicom Group’s interests and/or the interests of our other shareholders. Although we currently are not considered to be a “controlled company” under Nasdaq corporate governance rules, we could in the future become a controlled company if Kinnevik AB were to acquire more of MIC S.A.’s shares.
A “controlled company” pursuant to Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group, or another company. As of December 31, 2018, Kinnevik AB, MIC S.A.’s largest shareholder, owned 37,835,438 shares in MIC S.A., representing 37.2% of the voting shares on that date. We could in the future become a controlled company under Nasdaq corporate governance rules if Kinnevik AB were to acquire additional shares and hold more than 50% of the voting shares in MIC S.A.
If this were to occur, we may in the future elect to rely on the “controlled company” exemptions under the Nasdaq corporate governance rules, in particular in the event that we no longer qualify as a foreign private issuer and therefore cease to be eligible for the exemptions separately provided by such status. As a controlled company, we would be eligible to and could elect not to comply with certain of the Nasdaq corporate governance standards. Such standards include the requirement that a majority of directors on our board of directors are independent directors and the requirement that we have a compensation committee consisting entirely of independent directors. In such a case, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards.
The Company is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares.
Holders of our shares may have more difficulty protecting their interests than would shareholders of a company incorporated in a jurisdiction of the United States. The Company is incorporated under and subject to Luxembourg laws. Luxembourg laws may differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Luxembourg laws governing the shares of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. For example, neither our Articles of Association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.
In addition, under Luxembourg law, by contrast to the laws generally applicable to U.S. corporations, the duties of directors of a company are in principle owed to the company only, rather than to its shareholders. It is possible that a company may have interests that are different from the interests of its shareholders. Shareholders of Luxembourg companies generally do not have rights to take action themselves against directors or officers of the company. Directors or officers of a Luxembourg company must, in exercising their powers and performing their duties, act in good faith and in the interests of the company as a whole and must exercise due care, skill and diligence. Directors have a duty to disclose any personal interest in any contract or arrangement with the company in case such interest would constitute a conflict of interest. If any director has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the company, Luxembourg law provides that such director will not be entitled to take part in the relevant deliberations or exercise his vote with respect to the approval of such transaction. If the interest of such director does not conflict with the interests of the company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction. If a director of a Luxembourg company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may, in addition, be jointly and severally liable with other directors implicated in the same breach of duty.
Risks relating to our Registration with the SEC and Ownership of our Shares
The obligations associated with being a public company in the United States require significant resources and management attention.
As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a U.S. public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a U.S. public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse impact on our business, financial condition, results of operations and cash flow.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for U.S. public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from turnover-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.
We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2019 fiscal year. We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may also experience higher than anticipated operating expenses during the implementation of these changes and thereafter, should we need to hire additional qualified personnel to help us become compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.
The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.
MIC S.A. is a Luxembourg public limited liability company (société anonyme) and some of its directors and executive officers are residents of countries other than the United States. Most of the Company’s assets and the assets of some of its directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or the Company or to enforce in U.S. courts or outside the United States judgments obtained against such persons or the Company. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws. We have been advised by our Luxembourg counsel, Hogan Lovells (Luxembourg) LLP that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability which is not subject to appeal or any other means of contestation, and is enforceable in the relevant state will be recognized and enforced against MIC S.A. by a court of competent jurisdiction of Luxembourg, without re-examination of the merits of the case, subject to compliance with the applicable enforcement procedure (exequatur). Under articles 678 et seq. of the New Luxembourg Code of Civil Procedure, exequatur will be granted if the Luxembourg court is satisfied that all of the following conditions are met: (i) the foreign court awarding the judgment has jurisdiction to adjudicate the respective matter under applicable foreign rules, and such jurisdiction is recognized by Luxembourg private international and local law; (ii) the foreign judgment is enforceable in the foreign jurisdiction; (iii) the foreign court has applied the substantive law as designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules; (iv) the foreign court has acted in accordance with its own procedural laws; (v) the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, to present a defense; and (vi) the foreign judgment does not contravene public policy (ordre public) as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature.
The price of our common shares might fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our common shares may prevent you from being able to sell our common shares at or above the price at which you purchased such shares. The trading price of our common shares may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	entry to new markets or exit from existing markets;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our shares;

•	additions or departures of key personnel;

•	regulatory developments; and

•	litigation and governmental investigations or actions.
These and other factors may cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent investors from readily selling common shares and may otherwise negatively affect the liquidity of our common shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
MIC S.A. shares have been listed on the Nasdaq Stock Market since January 9, 2019 and we do not know if an active trading market will develop that will provide you with adequate liquidity.

Since the delisting of our shares from NASDAQ in the United States in May 2011, and prior to the relisting of our shares on the Nasdaq Stock Market on January 9, 2019 there has been no public market for our common shares on a national securities exchange in the United States. We cannot predict the extent to which investor interest in our common shares will lead to the development of an active trading market on the U.S. national securities exchange on which our common shares are listed or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.
Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our share price and future sales of our common shares may be dilutive.
Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our common shares and could impair our ability to raise capital through the sale of shares. In the future, we may issue our shares, among other reasons, if we need to raise capital or in connection with merger or acquisition activity. The amount of our common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital. Sales of shares in the future may be at prices below prevailing market prices, thereby having a dilutive impact on existing holders and depressing the trading price of our common stock.
Our ability to pay dividends is subject to our results of operations, distributable reserves, solvency requirements and on our ability to upstream cash; we are not required to pay dividends on our common shares and holders of our common shares have no recourse if dividends are not paid.
Any determination to pay dividends in the future will be at the discretion of our board of directors (as to interim dividends) and at the discretion of the shareholders at the annual general meeting upon recommendation of the board of directors (as to annual dividends) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors and the shareholders at the annual general meeting, respectively, deem relevant. We are not required to pay dividends on our common shares, and holders of our common shares have no recourse if dividends are not declared. Our ability to pay dividends may be further restricted by the terms of any of our existing and future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our common shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions on our ability to repatriate funds and under the terms of the agreements governing our indebtedness.
If securities or industry analysts in the United States do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our common shares could decline.
The trading market for our common shares in the United States will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may not have significant research coverage by securities and industry analysts in the United States. If no additional securities or industry analysts commence coverage of us, or if we fail to adequately engage with analysts or the investor community, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage in the United States, if one or more of the analysts who covers us downgrades our common shares, their price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause the price or trading volume of our common shares to decline.
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
We report under the Exchange Act as a non-U.S. company with “foreign private issuer” status, as such term is defined in Rule 3b-4 under the Exchange Act. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Luxembourg laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and

(iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Luxembourg law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may rely on certain home country governance practices rather than the Nasdaq corporate governance requirements.
We are a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we may comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. For more information regarding the Nasdaq corporate governance requirements in lieu of which we intend to follow home country corporate governance practices, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—NASDAQ corporate governance exemptions.”
Luxembourg law does not require that a majority of our board of directors consists of independent directors. While we currently have a board of directors that is independent of the Company (i.e., the board members are not members of management or employees of the Company), our board of directors may in the future include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.
Similarly, we have adopted a compensation committee, but Luxembourg law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice may vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. Luxembourg law does not require that we disclose information regarding third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).
In addition, as permitted by home country practice and as included in our articles of association, our nomination committee is appointed by the major shareholders of MIC S.A. and is not a committee of the MIC S.A. board of directors. Our practice therefore may vary from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).
Furthermore, our articles of association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders (other than in respect of general meetings convened for the first time in relation to amendments to the articles of association). This absence of a quorum requirement is in accordance with Luxembourg law and generally accepted business practice in Luxembourg. This practice differs from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. In addition, we may opt out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer and, therefore, are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2019.
In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
The Company’s legal name is Millicom International Cellular S.A.. The Company uses the Tigo brand in the majority of the countries in which we do business. MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. The Company’s address is: Millicom International Cellular S.A., 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number is: +352 27 759 021. The Company’s U.S. agent is: CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States.
The Millicom Group was formed in December 1990 when Kinnevik, formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated, a corporation established in the United States, contributed their respective interests in international mobile joint ventures to form the Millicom Group.
See “Item 4. Information on the Company—B. Business Overview” for historical information regarding the development of our principal business segments in our geographic markets. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Capital expenditures” for a description of our capital expenditures.
The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company's website address is www.millicom.com. The information contained on, or that can be accessed through, the Company's website is not part of, and is not incorporated into, this Annual Report.

B.    Business Overview
Introduction
We are a leading provider of cable and mobile services dedicated to emerging markets. Through our main brands Tigo and Tigo Business™, we provide a wide range of digital services in nine countries in Latin America and two countries in Africa, including high-speed data, cable TV, direct-to-home satellite TV (“DTH” and when we refer to DTH together with cable TV, we use the term “pay-TV”), mobile voice, mobile data, short message service (“SMS”), Mobile Financial Services (“MFS”), fixed voice, and business solutions including value-added services (“VAS”). We provide services on both a business-to-consumer (“B2C”) and a business-to-business (“B2B”) basis.
We offer the following principal categories of services:

•	B2C mobile services (“B2C Mobile”): mobile data, mobile voice, SMS and MFS (collectively, “mobile services”) to consumers;

•	B2C home services (“B2C Home”): broadband, fixed voice and pay-TV to consumers; and

•	B2B services (“B2B”): broadband, fixed voice, pay-TV and VAS (collectively, together with pay-TV, “fixed services”) and mobile services to corporate and government customers.
In Latin America, our principal region, we provide both mobile and fixed services in six countries – Bolivia, Colombia, El Salvador, Guatemala, Honduras and Paraguay. In addition, we provide fixed services in Costa Rica, Nicaragua and, since our acquisition of Cable Onda in December 2018, Panama. In Africa, we provide mobile services in Tanzania and Chad. Our joint venture with Bharti Airtel provides mobile services in Ghana. In 2018, we completed the divestiture of our operations in Rwanda and Senegal, as these were less profitable businesses that lacked scale and would have required significant amounts of additional capital investment over the medium to long term to improve profitability meaningfully on a sustainable basis. These divestitures are part of a broader effort by us in recent years to improve our financial performance and better invest capital, including by selling underperforming businesses in our Africa segment, which has historically produced lower returns on capital than our Latin America segment.
We conduct our operations through local holding and operating entities in various countries, which are either our subsidiaries (in which we are the sole shareholder or the controlling shareholder) or joint ventures with our local partners. For further details, see note A to our consolidated financial statements. In this Annual Report, our description of our operations includes the operations of all of these subsidiaries and joint ventures.
As of December 31, 2018, we provided services to 48.3 million B2C mobile customers, including 10.5 million 4G customers, which we define as customers who have a data plan and use a smartphone to access our 4G network. As of that date, we also had 4.1 million customer relationships with a subscription to at least one of our fixed services. This includes 3.1 million customer relationships on our HFC networks and 0.5 million DTH subscribers. The majority of the remaining customer relationships are served by our legacy copper network.
For the year ended December 31, 2018, our revenue was $4,074 million and our net loss was $26 million. We have approximately 21,000 employees.
Recent developments
Acquisition of Telefonica CAM Operations
The Telefonica CAM Acquisition Agreements
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a stock purchase agreement (the “Telefonica Panama Stock Purchase Agreement”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”).
The Telefonica Panama Stock Purchase Agreement contains customary representations and warranties and termination provisions. Consummation of the Panama Acquisition is subject to regulatory approvals and the absence of legal impediments.
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a stock purchase agreement (the “Telefonica Costa Rica Stock Purchase Agreement”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”).
The Telefonica Costa Rica Stock Purchase Agreement contains customary representations and warranties and termination provisions. Consummation of the Costa Rica Acquisition is subject to regulatory approvals and the absence of legal impediments.

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a stock purchase agreement (the “Telefonica Nicaragua Stock Purchase Agreement”, and together with the Telefonica Panama Stock Purchase Agreement and the Telefonica Costa Rica Stock Purchase Agreement, the “Telefonica CAM Acquisition Agreements”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica de Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”, and together with the Panama Acquisition and the Costa Rica Acquisition, the “Telefonica CAM Acquisitions”).
The Telefonica Nicaragua Stock Purchase Agreement contains customary representations and warranties and termination provisions. Consummation of the Nicaragua Acquisition is subject to regulatory approvals and the absence of legal impediments.
The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to customary purchase price adjustments.
Telefonica CAM
Based on customer count, Telefonica CAM is the mobile market leader in Panama and Nicaragua, with approximately 1.6 million and 4.7 million customers respectively in each country, and the second largest mobile provider in Costa Rica, with about 2.4 million customers. Millicom currently controls and operates cable networks in all three countries, but does not provide mobile services within them. The Telefonica CAM Acquisitions are expected to significantly expand Millicom’s existing operations and provide mobile services capabilities in each of the three countries. In 2018, Telefonica CAM is expected to generate revenue of approximately $250 million, $230 million and $250 million in each of Panama, Nicaragua and Costa Rica respectively.

The revenue data for Telefonica CAM are derived from preliminary unaudited standalone financial data prepared by Telefonica for each of its Panama, Costa Rica and Nicaragua businesses for 2018. Such financial data have not been audited and Millicom has not independently verified the financial statements for 2018. When finalized and audited, such data may differ materially from the preliminary expected data included above.
Risks related to the Telefonica CAM Acquisitions
The Telefonica CAM Acquisitions present various risks and uncertainties. For a description of certain important risks and uncertainties, see “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the telecommunications and cable industries—We may not realize the benefits anticipated from the Cable Onda Acquisition and we may not successfully complete or otherwise realize the benefits anticipated from the Telefonica CAM Acquisitions, which could adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the telecommunications and cable industries—We have incurred and assumed additional indebtedness in connection with the Acquisitions, which will increase interest expense.”
Telefonica Bridge Facility
On February 20, 2019, MIC S.A. entered into a US$1.65 billion term loan facility agreement with a consortium of banks (the “Telefonica Bridge Facility”). The Telefonica Bridge Facility is available to be drawn from the date of the Telefonica Bridge Facility to and including the earlier of (i) March 1, 2020 and (ii) the date the Telefonica Bridge Facility is terminated. The Telefonica Bridge Facility matures on the date following twelve months after the date of the Telefonica Bridge Facility (unless extended for a period not exceeding six months). Interest on amounts drawn under the Telefonica Bridge Facility is payable at LIBOR plus a variable margin.
Amounts drawn under the Telefonica Bridge Facility may be used by MIC S.A. to (i) pay the purchase price for the Telefonica CAM Acquisitions, (ii) refinance the debts of any member of the Telefonica CAM group and/or (iii) pay any costs, fees, interests or other expenses in connection with the Telefonica CAM Acquisitions or the Telefonica Bridge Facility.
Loans outstanding under the Telefonica Bridge Facility may be declared immediately repayable if, among other things, MIC S.A. is not the surviving entity in a merger; upon the occurrence of a change of control of MIC S.A. or if other indebtedness of Millicom, in an amount equal to or greater than $50 million, becomes subject to an event of default resulting from Millicom's failure to make payment when due or has its due date accelerated as a result of any event of default. In addition, the due date of all loans outstanding under the Telefonica Bridge Facility may be accelerated upon the occurrence of an event of default under the Telefonica Bridge Facility agreement.
Under the terms of the Telefonica Bridge Facility, MIC S.A. is required to apply the net proceeds of  (i) any issuance of debt securities or bonds or loans (subject to certain exceptions) by any obligor, including MIC S.A., Cable Onda, Telecom CAM and/or the Telecom CAM group and (ii) any disposal of all or a material part of the shares or assets of Cable Onda, Telefonica CAM and their subsidiaries (subject to certain exceptions) to prepay loans drawn under the Telefonica Bridge Facility and to cancel the available commitments thereunder, except that certain amounts may be applied to repay other outstanding debt such as amounts owed under the Cable Onda Bridge Facility.
MIC S.A. is required to retain, at all times (i) a net leverage ratio (as defined in the Telefonica Bridge Facility) below 3.0x, tested on a pro forma basis to include all applicable financial indebtedness and calculated as if such financial indebtedness had been outstanding at the beginning of the period consisting of the four full fiscal quarters prior to the relevant incurrence date and (ii) an interest coverage ratio of at least 4.0x, tested quarterly. The Telefonica Bridge Facility agreement includes additional covenants which, among other things, restrict MIC S.A.’s ability to incur additional indebtedness, grant liens, dispose of assets and (if any amounts are outstanding under the facility) pay dividends while an event of default is continuing.
Our strategy
Monetizing Mobile Data
Our mobile networks continue to experience rapid data traffic growth, and we are very focused on making sure that incremental traffic translates into additional revenues. Our mobile data monetization strategy is built around several key drivers:

•	4G/LTE network expansion: Our 4G networks enable us to deliver high volumes of data at faster speeds in a more cost-efficient manner than with 3G networks.

•	Smartphone adoption: More data-capable smartphone devices, particularly 4G/LTE, with a strong device portfolio and strategy to enable our customers to use data services on the move.

•	Stimulating data usage: More compelling data-centric products and services to encourage our consumers to consume more data, while maintaining price discipline.
Building Cable
We are moving quickly to meet the growing demand for high-speed data from residential and business customers alike in our Latin American markets. We are doing this by:

•
Accelerating our hybrid fiber-coaxial (“HFC”) network expansion: We are rapidly deploying our high-speed HFC fixed network, and we are complementing our organic network build-out with small, targeted acquisitions. In 2016, we expanded our HFC network to pass an additional 777,000 homes. In 2017 and 2018, we significantly increased the pace of our network expansion, adding 1.3 million homes-passed per year (excluding Panama).

•
Increasing our commercial efforts to fill the HFC network: As we expand the network, we also deploy commercial resources necessary to begin monetizing our investment by marketing our services to new potential customers. In addition, the HFC network allows us to sell additional services to existing customers that drive ARPU growth over time.

•
Product innovation: We drive customer adoption by expanding our range of digital services and aggregating third-party content, as well as some exclusive local and international content, enabling us to differentiate ourselves from our competitors. For example, we have agreements with local soccer teams, leagues and sports channels in Bolivia, El Salvador, Colombia, Guatemala and Paraguay to air matches exclusively on our pay-TV channels. We are committed to bringing the best content to our customers, and for that we partner with various players in the ecosystem, from studios to Over-the-Top providers (“OTTs”) and sports industry players.
Expanding B2B
The expansion of our HFC network as well as the development of state-of-the-art datacenters, analytics and Cloud services is also creating new opportunities for us to target business customers by offering a more complete suite of Information and Communications Technology (“ICT”) services.
Our strategy is to selectively evolve our portfolio into ICT-managed services to avoid excessive fragmentation and operational risk, while building the Tigo Business brand and differentiating ourselves through our service model and frontline execution. We believe that the small and medium-size business (“SMB”) segment represents a particularly attractive opportunity for growth, as SMBs digitize their business and operations using digital communications, and implement Cloud and datacenter solutions in line with what we see in more developed markets.
Digital innovation and customer-centricity
We are focusing our digital innovation on products and customer-facing developments that drive user adoption of high-speed data services such as: Tigo Shop, Mi Tigo, Tigo Play and Tigo ONEtv.
Through Tigo ONEtv, our next-generation user experience platform, we bring a cutting-edge pay-TV entertainment experience for our customers, with advanced personalization and recommendations, seamless integration of content across linear and on-demand offerings, and robust multiscreen capabilities. We also provide a superior digital user experience through our Tigo Shop App for prepaid, Mi Tigo App for post-paid, and MFS. Our focus remains firmly set on driving the adoption and enjoyment of these digital channels by our customers.
We are evolving our strong commercial distribution network to operate digitally, which we believe will improve both customer experience and operational efficiency. To enable a seamless and integrated experience across sales and care touchpoints, we are implementing a business transformation that interlinks user experience, digital innovation, business processes, and our back-end Information and Communications Technology systems.
We have also adopted and deployed a net promoter score (“NPS”) program, designed to strengthen our customer-centric culture, and we have incorporated NPS into our incentive compensation plan beginning in 2018.
Our services
Our services are organized into three principal categories: B2C Mobile (mobile services to consumers), B2C Home (fixed services to residential customers) and B2B (mobile and fixed services to corporate and government customers). In addition, we sell telephone and other equipment, comprised mostly of mobile handsets.
B2C Mobile
In our B2C Mobile category, we provide mobile services, including mobile data, mobile voice, SMS and MFS, to consumers. B2C Mobile is the largest part of our business and generated 53.7% of our consolidated service revenue (and 57.9% of our Latin America segment service revenue) for the year ended December 31, 2018 and 54.3% of our consolidated service revenue (and 58.6% of our Latin America segment service revenue) for the year ended December 31, 2017.
In Latin America, we provide B2C Mobile in Bolivia, Colombia, El Salvador, Guatemala, Honduras and Paraguay. In Africa, we provide B2C Mobile in Tanzania and Chad. As of December 31, 2018, we had a total of 48.3 million B2C Mobile customers across our eight mobile markets.
Mobile data, mobile voice and SMS
We provide our mobile data, mobile voice and SMS services through 2G, 3G and 4G networks in all our mobile markets. 4G is the fourth generation of mobile technology, succeeding 3G, and it is based on Internet Protocol (IP)

technology, as opposed to prior generations of mobile communications which were based on and supported circuit-switched telephone service. Our 4G networks enable us to offer new services to our customers such as video calls and mobile broadband data with richer mobile content, such as live video streaming.
The mobile market has been evolving, with consumption gradually shifting from voice and SMS to data. Our ongoing deployment of 4G networks further supports this evolution to more data-centric usage.
We provide our mobile data, mobile voice and SMS services on both prepaid and postpaid bases. In prepaid, customers pay for service in advance through the purchase of wireless airtime and data access, and they do not sign service contracts. Among various options that our customers can choose from, we offer packages that typically include a combination and voice minutes, SMS and a data allowance, with expiration dates varying in length from a few days up to a few weeks or months. In postpaid, customers pay recurring monthly fees for the right to consume up to a pre-determined maximum amount of airtime, SMS and data. In most cases, new postpaid customers sign a service contract with a typical length of one year.
MFS
We provide a broad range of mobile financial services such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs. MFS allows our customers to send and receive money, without the need for a bank account. As of December 31, 2018, we provided MFS to 11.2 million customers, representing 22.8% of our mobile customer handset base. As of December 31, 2018, 62.2% of our total MFS customers were in Tanzania (including Zantel), where more than one customer out of two uses our MFS services. MFS remains a growing business in our markets, which complements our product offering and increases customers’ satisfaction and loyalty, reducing our customer churn.
B2C Home
In our B2C Home category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential consumers in our Latin American markets. B2C Home generated 28.2% of our consolidated service revenue (and 24.8% of our Latin America segment service revenue) for the year ended December 31, 2018 and 25.5% of our consolidated service revenue (and 22.2% of our Latin America segment service revenue) for the year ended December 31, 2017.
Our fixed service residential customers (a “customer relationship”) generate revenue for us by purchasing one or more of our three fixed services, pay-TV, fixed broadband, and fixed telephony. We refer to each service that a customer purchases as a revenue generating unit (“RGU”), such that a single customer relationship can have up to three RGUs.
In Latin America, we provide B2C Home in Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Panama and Paraguay. We do not provide B2C Home in Africa. As of December 31, 2018, we had 4.1 million connected homes, of which 3.1 million were connected to our HFC network, and we had 7.9 million RGUs, including 6.2 million RGUs on our HFC network.
We provide B2C Home mainly over our HFC network, but we also offer pay-TV services to rural areas via our DTH platform and broadband services using WiMAX and copper-based technologies in some markets. Although most of our customers currently choose to receive broadband speeds of less than 10 Mbps, the HFC networks we are rolling out are based on DOCSIS 3.0 and allow us to offer speeds of up to 150 Mbps on our current infrastructure, which gives us scope to significantly raise our customers’ broadband speeds over time. As we retire analog channels over time, our HFC network infrastructure will eventually allow us to offer speeds of up to 1 Gbps. In the future, we may decide to introduce DOCSIS 3.1, which could enable even higher levels of throughput on our HFC networks.
We provide our B2C Home services on a postpaid basis, with customers paying recurring monthly subscription fees. In most markets, we offer bundled fixed services, such as our triple-play offering of cable TV, internet and fixed telephone. On average, our B2C Home customers typically contract more than one fixed service from us. In some markets, we also provide convergent services, which bundle both fixed and mobile services, to a very small portion of our total customer base.

B2B
In our B2B category, we provide mobile services, fixed services and value-added services (VAS) to large, small and medium businesses and governmental entities. B2B generated 16.9% of our consolidated service revenue (and 16.4% of our Latin America segment revenue) for the year ended December 31, 2018 and 19.1% of our consolidated service revenue (and 18.4% of our Latin America segment service revenue) for the year ended December 31, 2017.
We provide B2B in all of the markets in which we operate. Specifically, in Latin America, we provide B2B in Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. In Africa, we provide B2B in Tanzania and Chad.
We believe that B2B is under-represented in our current revenue mix given our overall mobile market share, strong market position and advanced networks, and B2B therefore represents a significant growth opportunity for us. We expect that the ongoing expansion of our HFC networks in Latin America will help to make us more competitive and increase our share of the B2B market. In addition, as we expand our fixed networks throughout our markets, we can better compete for large enterprise and government contracts that typically require a national presence, and we will be better placed to offer fixed, mobile and other value-added services, such as cloud-based services and data center capacity. We already see evidence of this in Colombia, where we have a more extensive fixed network than in our other markets, and where the proportion of revenue we generate from B2B is significant larger than in our other Latin America countries.
We have already deployed more than 110,000 kilometers of fiber in our Latin American markets, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. In 2016, we inaugurated new data centers in Paraguay, Bolivia and Colombia that will allow us to better serve small and midsize businesses (“SMB”) and large enterprise customers that require robust infrastructure and redundancy to achieve their own operational efficiency goals and meet business continuity needs. We have also established partnerships, such as our partnership with Jasper (Cisco), that we believe can open new possibilities in machine-to-machine (“M2M”) and Internet of Things (“IoT”), such as smart cities, telematics, smart metering, and smart vending machines.
Our markets
Overview
The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. We have businesses in two regions: Latin America and Africa, which constitute our two segments. Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our Segments.”

•
Latin America. The Latin American markets we serve are Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. We provide B2C Mobile in each of our Latin American markets except for Costa Rica, Nicaragua and Panama, and B2C Home in each of our Latin American markets except for Nicaragua. We provide B2B in all of our Latin American markets.

•
Africa. The African markets we serve are Chad and Tanzania, in each of which we provide B2C Mobile and B2B. Our joint venture with Bharti Airtel provides mobile services in Ghana. We do not provide B2C Home in any of our African markets.

Latin America
For the years ended December 31, 2018 and 2017, revenue generated by our Latin America segment was $5,485 million and $5,441 million, respectively.

As of December 31, 2018, our B2C Home business had a network that passed 11 million homes and was connected to 4.1 million homes in Latin America.
An important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. As of December 31, 2018, our HFC network passed 9.8 million homes, a 15.6% increase from December 31, 2017 (10.5 million, and 25.1% increase if we include Panama), and had connected 2.7 million homes, a 17.4% increase from December 31, 2017 (3.1 million, and a 33.2% increase if we include Panama).
The following chart shows the relative revenue generation of each country in our Latin America segment for 2018:
Bolivia
We provide B2C Mobile, B2C Home and B2B in Bolivia through Telefonica Celular de Bolivia S.A. (“Telecel Bolivia”), which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.
B2C Mobile: As of December 31, 2018, we served 3.5 million subscribers and were the second largest provider of mobile services in Bolivia, as measured by total subscribers.
B2C Home: As of December 31, 2018, we were the largest provider of broadband and pay-TV services in Bolivia, as measured by subscribers, and we had 389,000 customer relationships. We offer broadband services through HFC, and we provide pay-TV primarily through HFC and DTH in Bolivia. We also offer pay-TV services through Multichannel Multipoint Distribution Service (“MMDS”), but we have been gradually migrating our MMDS customers to HFC, which allows us to provide a better customer experience and to generate additional revenue from each customer we upgrade to HFC.
B2B: Our B2B revenue in Bolivia comes primarily from mobile services, but B2B revenues from fixed services have been growing more rapidly than for mobile, as a result of the rapid expansion of our fixed network infrastructure in recent years. Small and mid-sized businesses represent the largest customer group as measured by revenue for our B2B services in Bolivia.
Colombia
We provide B2C Mobile, B2C Home and B2B in Colombia through Colombia Móvil S.A., which is a wholly-owned subsidiary of UNE, in which we own a 50% plus one voting share interest. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014. Since the merger, we have been marketing our services using the Tigo and Tigo-UNE brands.
B2C Mobile: As of December 31, 2018, we served 8.3 million subscribers and were the third largest provider of mobile services in Colombia, as measured by subscribers.
B2C Home: Tigo-UNE is one of the principal digital cable operators in Colombia. As of December 31, 2018, we were the second largest provider of pay-TV and broadband internet services in Colombia, as measured by subscribers, with 1.7 million customer relationships. We have been investing heavily to expand the reach of our HFC network and to upgrade our copper network to HFC. By extending the reach of our HFC network in areas historically served by our copper network, we can gradually migrate our copper customers onto our HFC network, thus significantly enhancing the customer experience by expanding the range of products and services they can choose from, including the availability of faster broadband speeds. In Colombia, we also use DTH to provide pay-TV services to customers located outside of our HFC network coverage area.
B2B: Given the extensive reach of our fixed network, we generate significantly more B2B revenue in Colombia than in the other countries where we operate, and our B2B revenue in Colombia comes principally from fixed services, such as telephone, corporate solutions, broadband connectivity and business solutions. We provide B2B in Colombia to SMBs, large enterprises, multinationals, government entities, and wholesale customers. As in other countries, the SMB customer group is the largest contributor to our B2B revenue in Colombia.
Costa Rica
We provide B2C Home and B2B in Costa Rica through Cable Costa Rica S.A. (“Tigo Costa Rica”), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country.
B2C Home: As of December 31, 2018, we were the largest provider of pay-TV and the second largest provider of broadband internet services in Costa Rica, as measured by subscribers, and we had 264,000 customer relationships.
B2B: Our B2B revenue in Costa Rica comes entirely from fixed services. A majority of our B2B revenue in Costa Rica is derived from large enterprises and multinational companies.
El Salvador
We provide B2C Mobile, B2C Home and B2B in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly-owned by the Millicom Group. We have operated in El Salvador since 1993.
B2C Mobile: As of December 31, 2018, we served 2.5 million subscribers and were the largest provider of mobile services in El Salvador as measured by subscribers.

B2C Home: Telemóvil is a leading cable operator in El Salvador. As of December 31, 2018, we were the largest provider of pay-TV and the second largest provider of broadband internet services, as measured by subscribers, with a total of 273,000 customer relationships.
B2B: Our B2B revenue in El Salvador comes predominately from fixed services. SMBs represent our largest customer segment for B2B in El Salvador, as measured by revenue.
Guatemala
We provide fixed and mobile services in Guatemala, principally through Comcel, a joint venture in which Millicom holds a 55% equity interest. The remaining 45% of Comcel is owned by our local partner. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results - Our Guatemala and Honduras operations” for details regarding the accounting treatment of our Guatemala operations. We have operated in Guatemala since 1990.
B2C Mobile: As of December 31, 2018, we provided B2C mobile services to 10.7 million customers and were the largest provider of mobile services in Guatemala, as measured by subscribers.
B2C Home: As of December 31, 2018, our joint venture was the second largest provider of pay-TV and broadband internet services in Guatemala, as measured by subscribers, and it served 485,000 customer relationships with both its HFC network and DTH services.
B2B: Our B2B revenue in Guatemala comes from both mobile and fixed services. We provide B2B in Guatemala to customers of all sizes, but SMBs represent our largest customer group by revenue.
Honduras
We provide services in Honduras through Telefonica Celular S.A. de C.V. (“Celtel”), a joint venture in which the Millicom Group holds a 66.67% equity interest. The remaining 33.33% of Celtel is owned by our local partner. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results - Our Guatemala and Honduras operations” for details regarding the accounting treatment of our Honduras operations. We have operated in Honduras since 1996.
B2C Mobile: As of December 31, 2018, we served 4.5 million B2C mobile subscribers, and we were the largest provider of mobile services, as measured by subscribers.
B2C Home: As of December 31, 2018, we were the second largest provider of pay-TV and the third largest provider of broadband internet services, as measured by subscribers, with 165,000 customer relationships. We offer triple-play services (cable TV, internet and fixed telephone) using our HFC network in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our HFC network. We continue to invest to expand and upgrade the capacity of our HFC network in Honduras.
B2B: A majority of our B2B revenue in Honduras comes from mobile services, SMBs represent our largest customer group as measured by revenues.
Nicaragua
We currently have a very small presence in Nicaragua, where we provide only fixed B2B services. In 2018, we generated less than $15 million in revenue from the country.
Panama
We provide B2C Home and B2B in Panama through Cable Onda, which is 80% owned by the Millicom Group with the remaining 20% owned by our local partners. We have operated in Panama since our acquisition of Cable Onda in December 2018. Cable Onda and its predecessor companies began operating in Panama in 1982, and the company was the first to provide pay-TV services in the country.

B2C Home: As of December 31, 2018, we were the largest provider of pay-TV and the largest provider of broadband internet services in Panama, as measured by subscribers, and we had 368,000 HFC customer relationships.
B2B: Our B2B revenue in Panama comes entirely from fixed services. A majority of our B2B revenue in Panama is derived from large enterprises and multinational companies.
Paraguay
We provide B2C Mobile, B2C Home and B2B in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefonica Celular del Paraguay S.A. (“Telecel Paraguay”). We have operated in Paraguay since 1992.
B2C Mobile: As of December 31, 2018, we had 3.0 million B2C mobile subscribers, and we were the largest provider of mobile services in Paraguay, as measured by total mobile subscribers.
B2C Home: We are the largest provider of pay-TV and broadband internet services in Paraguay as measured by subscribers. As of December 31, 2018, we had 406,000 customer relationships with our network, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our HFC network, and we use our DTH license to offer pay-TV in areas not reached by our HFC. We offer residential broadband internet services mostly using our HFC network, but we also employ fixed wireless technology to provide service beyond the reach of our HFC network. We have exclusive rights to broadcast Paraguay’s soccer championship games through 2020, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2022.
B2B: We derive more than half of our B2B revenue in Paraguay from mobile services. From a customer standpoint, our B2B revenue is split relatively evenly between SMB on the one hand, and large enterprises and multinational corporations, on the other.
Africa
For the years ended December 31, 2018 and 2017, the revenue generated by our Africa segment was $526 million, for each year.
As of December 31, 2018, we had 15.9 million B2C Mobile customers in Africa. In addition to the African markets described below, we own a 50% interest in a joint venture with Bharti Airtel that provides mobile services in Ghana. We do not consider our Ghana joint venture to be a strategic part of our Group.
Chad
We provide mostly B2C Mobile services in Chad through Millicom Tchad S.A. (“Millicom Tchad”), which is wholly owned by the Millicom Group. We also offer B2B services in Chad, but revenue from these services has historically been minimal. We have operated in Chad since 2005.
B2C Mobile: As of December 31, 2018, we had 3.3 million subscribers and were the largest provider of mobile services in Chad, based on total mobile subscribers.
Tanzania
We provide mostly B2C Mobile services in Tanzania primarily through MIC Tanzania Public Limited Company (“Millicom Tanzania”), which is wholly owned by the Millicom Group. We also offer B2B services in Tanzania, but revenue from these services has historically been minimal. We have operated in Tanzania since 1994.
On October 22, 2015, we acquired 85% of Zantel, a telecommunications provider operating mainly in Zanzibar, a semiautonomous region of Tanzania.

The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. Though we have not yet complied with this requirement, we are currently planning for the IPO of our Tanzanian operation pursuant to the legislation. There can be no guarantee if or when such IPO may occur, or the ownership share of our Tanzanian operation that we may sell in the IPO.
B2C Mobile: As of December 31, 2018, Millicom Tanzania had 11.6 million and Zantel had 1.0 million B2C mobile subscribers. On a combined basis, we were the second largest mobile provider in Tanzania, as measured by total subscribers.
Regulation
The licensing, construction, ownership and operation of cable TV and mobile telecommunications networks and the grant, maintenance and renewal of cable TV and mobile telecommunications licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by different governmental authorities in each of the markets that Millicom serves. The regulatory regimes in the markets in which Millicom operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Markets in Which We Operate—Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.”
Typically, Millicom’s cable and mobile operations are regulated by the government (e.g., a ministry of communications), an independent regulatory body or a combination of both. In all of the markets in which Millicom operates, there are ongoing discussions and consultation processes involving other operators and the governing authorities regarding issues such as mobile termination rates and other interconnection rates, universal service obligations, interconnection obligations, spectrum allocations, universal service funds and other industry levies and number portability. This list is not exhaustive; such ongoing discussions are a typical part of operating in a regulated environment.
Changes in regulation can sometimes impose new burdens on the telecommunications industry and have a material impact on our business and on our financial results. For example, beginning in 2014, the government of El Salvador introduced new restrictions on our ability to provide mobile services in specific geographic areas within the country, requesting specifically that our mobile signal not reach inside the country’s incarceration facilities scattered throughout the country. In order to adequately comply with this requirement, we eventually resorted to shutting down more than 10% of our network infrastructure, which significantly reduced traffic on our network and negatively impacted our revenue, profitability, and service quality in the country. Similar laws have been adopted in Honduras and considered or proposed in Guatemala. In 2015, the Colombian regulator introduced new rules that impede the industry’s ability to bundle a subsidized handset with a mobile service contract, thus significantly limiting our ability to attract new mobile customers by offering handsets at subsidized prices, directly impacting handset affordability and causing a sharp decline in our handset sales. In 2016, the regulator in Paraguay introduced new rules that forced us to extend the maturity of unused prepaid data allowances from 30 to 90 days, which had an immediate negative impact on the frequency of top-ups data purchases and a consequent negative impact on our revenue. In 2017, the Colombian regulator lowered mobile interconnection rates and introduced new caps for tariffs on wholesale services. These changes negatively impacted both our revenue and our profitability in Colombia in 2017. The Colombian regulator has also challenged Colombia Móvil’s license fee, stating that it should be a significantly higher amount than we had paid. The regulator has sought to nullify an arbitral award in our favor in this matter. In addition, regulators in certain of our markets have reduced interconnect fees, which represented 7% of our revenue in fiscal 2017, and if rates are reduced further or regulators in other markets reduce interconnect fees, these measures could have a material adverse effect on our overall results of operation.
The mobile services we provide require the use of spectrum, for which we have various licenses in each country where we provide mobile services. Spectrum licenses have expiration dates that typically range from 10 to 20 years. Historically, we have been able to renew our licenses upon expiration by agreeing to pay additional fees. We expect to continue to renew our current licenses as they expire, and we expect to acquire new spectrum licenses as they become available in the future. The table below summarizes our most important current spectrum holdings by country for the Latin America region.

Country	Spectrum	Blocks	Expiration date
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	700MHz	2x12MHz	2028
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Colombia	1900MHz	2x5MHz	2026
Colombia	1900MHz	2x5MHz	2019
Colombia	1900MHz	2x2.5MHz	2021
Colombia	AWS	2x20MHz	2023
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2028
Guatemala	850MHz	2x24MHz	2032
Guatemala	2600MHz	2x10MHz	2032
Honduras	850MHz	2x24MHz	2028
Honduras	AWS	2x20MHz	2028
Paraguay	850MHz	2x12.5MHz	2021
Paraguay	1900MHz	2x15MHz	2022
Paraguay	AWS	2x15Mz	2021
Paraguay	700MHz	2x12.5MHz	2023
Below, we provide further regulatory details in respect of certain of our countries of operation in Latin America.
Bolivia: We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2030, and cable and VOIP and internet authorizations until 2028.
Colombia: Colombia Móvil has three separate nationwide spectrum licenses in the 1900 MHz band. In June 2013, Colombia Móvil, acquired spectrum in the AWS (1700/2100 MHz) band, which we use to offer 4G services. In order to reduce the cost and accelerate the deployment of the 4G network, we entered into a network sharing agreement with our competitor, Telefónica Colombia. Colombia Móvil also has an indefinite license (Habilitación General) that allows the company to offer several nationwide telecommunication services. In March 2017, the regulator announced that it was planning an auction of spectrum in the 700 MHz and 1900 MHz bands, but the terms and timing of the auction are still uncertain. Our cable TV license is currently set to expire in December 2019, though we currently foresee no material difficulty in renewing the license.
Costa Rica: We hold two cable licenses which expire in 2029 and a license to operate telecommunications services which expires in 2019.
El Salvador: In 2017, Telemóvil successfully renewed all of its spectrum licenses, and the regulator has announced plans to conduct auctions for additional spectrum in the near future.
Guatemala: Comcel operates a nationwide mobile network, and it holds spectrum licenses that expire in 2032. In recent years, the regulator has discussed the possibility of auctioning additional spectrum, but formal plans have not yet been announced.
Honduras: Celtel owns spectrum licenses in the 850 MHz and AWS bands, and these expire in 2028. In June 2016, the Honduran government approved a multi-band spectrum auction of frequencies in the 700 MHz, 900 MHz and 2500 MHz bands. The auction was initially planned to be conducted by the end of 2017, but the exact terms and timing are still uncertain.
Panama: We hold three telephone licenses that expire in 2022, two cable TV licenses that expire in 2024, a radio license that expires in 2025 and a commercial data transmission license and an Internet for public access license that expire in 2038.

Paraguay: We own licenses for four blocks of spectrum in Paraguay, and these give us access to low, mid, and high frequencies, which provide an optimal mix to allow us to offer high-quality network coverage and give us with the ability to increase network capacity to meet growing traffic demand needs.
Below, we provide further regulatory details in respect of our countries of operation in Africa.
Chad: We hold licenses for 2x10 MHz of spectrum in the 900 MHz band, 2x25 MHz of spectrum in the 1800 MHz band and 2x10 MHz of spectrum in the 2100 MHz band. Our licenses expire in 2024.
Tanzania: Millicom Tanzania has licenses for network facilities services and network services that expire in 2032 and a license for application services that expires in 2022. Zantel has a National Application Services license that expires in 2026 and a license to use radio frequency spectrum resources, which will expire in 2031. One of our Tanzania subsidiaries, Telesis Tanzania Ltd. (“Telesis”), holds 4G spectrum in Tanzania with 2x10 MHz of spectrum in the 700/800 MHz band. Telesis has licenses for network facilities services, network services and to use radio frequency spectrum resources that expire in 2037.
Trademarks and licenses
We own or have rights to some registered trademarks in our business, including Tigo®, Tigo Business®; Tigo Sports®, Tigo Music®, Tigo Money®, Tigo OneTv ®, Cable Onda®, Zantel®, Millicom® and The Digital Lifestyle®, among others. Under a number of trademark license agreements and letters of consent, certain operating subsidiaries are authorized to use the Tigo and Millicom trademarks under the applicable terms and conditions.
C.    Organizational Structure
The parent company, MIC S.A., is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S A ‘s main subsidiaries as of December 31, 2018:

Entity	Country	Activity	Ownership Interest (%)	Voting Interest (%)
Latin America
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, Cable, DTH, PayTV, MFS	100	100
Navega.com SA, Sucursal El Salvador	El Salvador	Cable, DTH	100	100
Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, Cable, DTH, PayTV, MFS	100	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, PayTV	100	100
Cable Onda S.A.	Panama	Cable, PayTV, Internet, DTH, Fixed-line	80	80
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share	50+1 share
UNE EPM Telecomunicaciones S.A.	Colombia	Fixed-line, Internet, PayTV, Mobile	50-1 share	50+1 share
Edatel S.A. E.S.P.	Colombia	Fixed-line, Internet, PayTV, Cable	50-1 share	50+1 share
Africa
MIC Tanzania Public Limited Company	Tanzania	Mobile, MFS	100	100
Millicom Tchad S.A.	Chad	Mobile, MFS	100	100
Zanzibar Telecom Limited	Tanzania	Mobile, MFS	85	85
Unallocated
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100
Millicom LIH S.A.	Luxembourg	Holding Company	100	100
MIC Latin America B.V.	Netherlands	Holding Company	100	100
Millicom Africa B.V.	Netherlands	Holding Company	100	100
Millicom Holding B.V.	Netherlands	Holding Company	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100

In addition, we provide services in Guatemala primarily through Comcel, a joint venture in which MIC S.A. indirectly holds a 55% equity interest. In Honduras, we provide services through Telefonica Celular S.A. de C.V. (“Celtel”), a joint venture in which MIC S.A. indirectly holds a 66.67% equity interest. In both Guatemala and Honduras, we entered into our joint ventures at inception of these businesses in the 1990s. At that time, Millicom had limited sources of capital and was investing heavily to deploy mobile operations in many countries around the world; these partners provided local market expertise and reduced Millicom’s overall capital needs. Despite the fact that Millicom owns more than 50% of the shares of these entities and has the right to nominate a majority of the directors of each of these entities, all decisions taken by the boards or the shareholders of these companies must be taken by a supermajority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over either entity.
We also own a 50% interest in Bharti Airtel Ghana Holdings B.V, a joint venture with Bharti Airtel to provide mobile services in Ghana. We entered into our joint venture in Ghana in 2017, when we agreed to combine our operations with those of Bharti Airtel, with the objective of gaining scale and to improve both our competitiveness and the profitability of our business in that country. Millicom has the right to nominate half of the directors of this joint venture, but as with the other joint ventures all decisions taken by the board or the shareholders must be taken by a supermajority vote.

D.    Property, Plant and Equipment
Overview
We own, or have the right to access and use through long-term leases, telecommunications sites and related infrastructure and equipment in all of our markets. In addition, we own, or have the right to access and use through long-term finance leases, tower space, warehouses, office buildings and related telecommunications facilities in all of our markets. We are also party to several site sharing agreements whereby we share our owned telecommunications sites and related infrastructure and equipment, or lease such property from our counterparties in an effort to maximize the use of telecommunications sites globally. Our leased properties are owned by private individuals, corporations and sovereign states.
Assets used for the provision of cable TV and mobile telephone services include, without limitation:

•	switching, transmission and receiving equipment;

•	connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•	diesel generator sets and air conditioners;

•	real property and infrastructure, including telecommunications towers, office buildings and warehouses;

•	easements and other rights to use or access real property;

•	access roads; and

•	other miscellaneous assets (work equipment, furniture, etc.).
Tower infrastructure
In some of our markets, we have determined that owning passive infrastructure, such as mobile telecommunications towers, no longer confers a competitive advantage. As a result, we have completed a number of sale and lease-back transactions involving some of our tower assets in recent years. These transactions have allowed us to focus our capital investment on other fixed assets, such as network equipment, thereby increasing our network coverage, capacity and the overall quality of our service, while also improving our return on invested capital.
We continue to own a significant number of towers in some of our markets, especially in Central America, and we continuously assess the merits of entering into new sale and lease-back agreements, based in part on the competitive dynamics in our markets, but also on demand and investment appetite by tower companies. Our most recent lease-back agreements typically have (i) an initial 12-year term, with a right for us to renew for up to 10 or 20 years, and (ii) rent denominated and payable in local currency.
In 2017 and 2018, Millicom announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador to subsidiaries of American Tower Corporation and SBA Communications whereby Millicom agreed to the cash sale of tower assets and to lease back a dedicated portion of each tower to locate its network equipment.
The table below summarizes certain key terms of these transactions and their impact on the Millicom Group:

	Paraguay	Colombia	El Salvador
Signature date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred as of December 31, 2018	1,276	902	496
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	73
Upfront gain on sale recognized in 2017 ($ millions)	26	37	—
Upfront gain on sale recognized in 2018 ($ millions)	19	13	33

For additional information, see note C.3.4 to our audited consolidated financial statements included elsewhere in this Annual Report.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2018, 2017 and 2016, and the notes thereto, included elsewhere in this Annual Report.
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
A.    Operating Results
Factors affecting our results of operations
Our performance and results of operations have been and will continue to be affected by a number of factors and trends, including principally:

•
Macro and socio-demographic factors that affect demand for and affordability of our services, such as consumer confidence and expansion of the middle class, as well as foreign currency exchange volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class makes our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and produce more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers; in this respect, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”

•
Competitive intensity, which largely reflects the number of market participants and the financial strength of each. Competitive intensity varies over time and from market to market. Markets tend to be more price competitive and less profitable for us when there are more market participants, and thus any future increase in the number of market participants in any of our markets would likely have a negative effect on our business.

•
Changes in regulation. Our business is highly-dependent on a variety of licenses granted by regulators in the countries where we operate. Any changes in how regulators award and renew these licenses could impact our business. In particular, our mobile services business requires access to licensed spectrum, and we expect our business and the mobile industry in general will require more spectrum in the future to meet future mobile data traffic needs. In addition, regulators can impose certain constraints and obligations that can have an impact on how we operate the business and on our profitability. For example, in Colombia in 2017, the regulator introduced caps to wholesale rates on mobile services, which forced us to lower our prices for both voice and data services, and it also cut interconnection rates. In 2016, the regulator in Paraguay required that mobile service providers extend to 90 days, from 30 days previously, the minimum expiration of prepaid mobile data allowances; and in El Salvador, the government required us to shut down certain parts of our network near the country’s incarceration facilities.

•
Technological change. Our business relies on technology that continues to evolve rapidly, forcing us to adapt and deploy new innovations that can impact our investment needs and our cost structure, as well as create new revenue opportunities. This is true for both our mobile and fixed services. With respect to our mobile services, while we are still deploying 4G networks, the industry is already well advanced in planning for the future deployment of 5G, which we expect will drive continued demand for data in the future. With respect to our fixed services, the cable infrastructure we are deploying, largely based on the DOCSIS 3.0 standard, continues to evolve, and we are continuously evaluating alternatives such as DOCSIS 3.1 and fiber-to-the-home (“FTTH”). Over time, 5G and other mobile technologies may also be considered as viable alternatives for fixed services. In the meantime, an important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets and set-top boxes, and potential change in this area may impact demand for our services in the future.

•
Changes in consumer behavior and needs. In recent years, consumption of mobile services has shifted from voice and SMS to data services due largely to changes in consumer patterns, including for example the adoption and growth of social media, made possible by new smartphones on 4G networks capable of high quality live video streaming.

•
Political changes. The countries where we operate are characterized as having a high degree of political uncertainty, and electoral cycles can sometimes impact business investment, consumer confidence, and broader economic activity as well as inflation and foreign exchange rates. Moreover, changes in government can sometimes produce significant changes in taxation and regulation of the telecommunications industry that can have a material impact on our business and financial results.

Additional factors and trends affecting our performance and the results of operations are set out in Item 3. Key Information - D. Risk Factors.
Factors affecting comparability of prior periods
Acquisitions
On December 13, 2018, we acquired a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. Pursuant to the terms of the Stock Purchase Agreement, the transaction closed for cash consideration of $956 million in addition to which Millicom assumed Cable Onda’s debt obligations, including the Corporate Bonds, of which the aggregate principal amount outstanding was $185 million as of December 31, 2018, as well as other indebtedness. A final price adjustment, per the terms of the Stock Purchase Agreement, is expected to occur in March 2019.
Since the closing date, we have controlled and therefore fully consolidated Cable Onda in our financial statements with a 20% non-controlling interest. From December 13 to December 31, 2018, Cable Onda contributed $17 million of revenue and a net loss of $7 million to Millicom. If Cable Onda had been acquired on January 1, 2018, incremental revenue from Cable Onda for 2018 would have been $403 million and incremental net loss for that period would have been $59 million, including amortization of assets not previously recognized of $85 million (net of tax).
In the years ended December 31, 2018 and 2017, we also completed certain other minor additional acquisitions. See notes A.1.2. and C.6.3 to our audited consolidated financial statements for additional details regarding our acquisitions and the accounting treatment thereof.
Discontinued operations
As a result of the merger of our business in Ghana with another business, and the resulting change in ownership, as well as the sale of our businesses in Senegal, Rwanda and the Democratic Republic of Congo ("DRC"), those businesses have each been classified as assets held for sale (respectively on September 28, 2017, February 2, 2017, January 23, 2018 and February 8, 2016), and their results have been classified as discontinued operations for all periods presented in our consolidated financial statements included herein. For additional details on our discontinued operations, see notes A.4 and E.3 to our audited consolidated financial statements.
Ghana
On March 3, 2017, we and Bharti Airtel Limited (“Airtel”) announced that we had entered into an agreement for MIC S.A.’s subsidiary Tigo Ghana Limited and Airtel’s subsidiary Airtel Ghana Limited to combine their operations in Ghana. As per the agreement, we and Airtel have equal ownership and governance rights in the combined entity. Necessary regulatory approvals were received in September 2017, and the merger was completed on October 12, 2017.
Senegal
On July 28, 2017, we announced that we had agreed to sell our Senegal business to a consortium consisting of NJJ, Sofima (managed by the Axian Group) and the Teylium Group, subject to customary closing conditions and regulatory approvals. On April 19, 2018, the President of Senegal issued an approval decree in respect of the proposed sale. The sale was completed on April 27, 2018.
Rwanda
On December 19, 2017, we announced that we had signed an agreement for the sale of our Rwanda operations to subsidiaries of Airtel. We received regulatory approvals on January 23, 2018 and the sale was subsequently completed on January 31, 2018.
DRC
On February 8, 2016, Millicom announced that it had signed an agreement for the sale of its businesses in the DRC to Orange S.A. The transaction was completed in respect of the mobile business (Oasis S.A.) on April 20, 2016. The separate disposal of the mobile financial services business (DRC Mobile Cash) was completed in September 2016.
IFRS 15 and IFRS 9 adoption
IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” were effective for annual periods starting on January 1, 2018 and have been adopted by the Millicom Group as of that date using the modified retrospective approach. For a description of the standards and their impact on the Millicom Group, see “Introduction-New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements included elsewhere in this Annual Report.

Guatemala and Honduras Joint Ventures

Though we hold majority ownership interests in the entities that conduct each of the Guatemala and Honduras joint ventures, the boards of directors are composed of equal numbers of directors from Millicom and from our respective partners, and the shareholders’ agreements for each entity require unanimous board approval for key decisions relating to the activities of these entities. As such, we have determined that neither party controls the entities, and we therefore account for our investments in these entities as equity method investments.
We report our share of the net income of the Guatemala and Honduras joint ventures in our consolidated statement of income under the caption “Share of profit in our joint ventures in Guatemala and Honduras.”
For additional details on the Guatemala and Honduras joint ventures, see note A.2 to our audited consolidated financial statements.
Certain investees have met a threshold as a significant investee accounted for by the equity method for purposes of Rule 3-09 of Regulation S-X for the years ended December 31, 2018, 2017 and 2016.  As permitted by Rule 3-09, the financial statements for such investees will be separately provided in an amendment to this Form 20-F.
Our segments
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.
Our customer base
We generate revenue mainly from the mobile and cable and other fixed services that we provide and, to a lesser extent, from the sale of telephone and other equipment. For a description of our services, see “Item 4. Information on the Company—B. Business Overview—Our services.” Our results of operations are therefore dependent on both the size of our customer base and on the amount that customers spend on our services.
We measure the amount that customers spend on our services using a telecommunications industry metric known as ARPU, or average revenue per user per month. We define ARPU for our B2C Mobile customers as (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of B2C mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our B2C Home customers in our Latin America segment as (x) the total B2C Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.
We provide certain customer data below that we believe will assist investors in understanding our performance and to which we refer later in this section in discussing our results of operations.
B2C Mobile customers by segment

	As of December 31,
	2018	2017	2016
	(in thousands, except where noted)
Latin America	32,419	31,911	30,882
of which are B2C Mobile data subscribers	16,731	15,093	13,085
of which are 4G customers	10,081	6,902	3,432
B2C Mobile customer ARPU (in U.S. dollars)	$7.5	$7.7	$7.9
Africa	15,911	14,631	14,737
of which are B2C Mobile data subscribers	4,515	4,473	4,258
of which are 4G customers	457	258	—
B2C Mobile customer ARPU (in U.S. dollars)	$2.7	$2.8	$2.9

B2C Mobile customers by country in our Latin America segment

	As of December 31,
	2018	2017	2016
	(in thousands)
Bolivia	3,465	3,303	2,951
Colombia	8,291	7,851	7,530
El Salvador	2,500	2,796	3,111
Guatemala	10,708	10,169	9,272
Honduras	4,497	4,625	4,660
Paraguay	2,958	3,167	3,357

B2C Mobile customers by country in our Africa segment

	As of December 31,
	2018	2017	2016
	(in thousands)
Chad	3,283	3,320	3,124
Tanzania	12,628	11,311	11,612

B2B Mobile customers by segment

	As of December 31,
	2018	2017	2016
	(in thousands)
Latin America	1,272	1,230	1,122
Africa	114	129	126

B2C Home customers in our Latin America segment

	As of December 31,
	2018	2017	2016
	(in thousands, except where noted)
Total homes passed	11,008	9,076	8,119
Total customer relationships	4,133	3,303	3,100
HFC homes passed	10,562	8,446	7,152
HFC customer relationships	3,103	2,329	2,075
HFC RGUs	6,203	4,367	3,694
B2C Home ARPU (in U.S. dollars)	$28.1	$28.3	$26.9

Results of operations
We have based the following discussion on our consolidated financial statements included elsewhere in this Annual Report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. Our results of operations in periods subsequent to December 31, 2018 will be affected by, among other things, our recent acquisitions and discontinued operations. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Factors affecting comparability of prior periods.”
Consolidated results of operations for the years ended December 31, 2018 and 2017
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage Change
	2018 (i)	2017
	(U.S. dollars in millions, except percentages)
Revenue	4,074	4,076	—%
Cost of sales	(1,146)	(1,205)	(4.9)%
Gross profit	2,928	2,871	2.0%
Operating expenses	(1,674)	(1,593)	5.1%
Depreciation	(685)	(695)	(1.3)%
Amortization	(144)	(146)	(1.3)%
Share of profit in our joint ventures in Guatemala and Honduras	154	140	9.8%
Other operating income (expenses), net	76	68	12.5%
Operating profit	655	645	1.5%
Interest and other financial expenses	(371)	(396)	(6.3)%
Interest and other financial income	21	16	31.6%
Other non-operating (expenses) income, net	(40)	(4)	893.9%
Loss from other joint ventures and associates, net	(136)	(85)	59.1%
Profit before taxes from continuing operations	129	176	(26.5)%
Charge for taxes, net	(116)	(158)	(26.1)%
Profit for the year from continuing operations	13	18	(29.6)%
Profit (loss) for the year from discontinued operations, net of tax	(39)	51	(176.6)%
Net profit (loss) for the year	(26)	69	(137.4)%

(i)
IFRS 15 and IFRS 9 were adopted as of January 1, 2018, using the modified retrospective method. See "Introduction - New and amended IFRS accounting standards" in the notes to our audited consolidated financial statements included elsewhere in this Annual Report for additional details regarding the impact of the adoptions.

Revenue
Revenue remained flat for the year ended December 31, 2018 at $4,074 million from $4,076 million for the year ended December 31, 2017. Among other factors, year-over-year revenue was stable because an increase in mobile and fixed data as well as B2B revenue was offset by a continued decrease in voice and SMS revenue. The implementation of IFRS 15 had a modest impact as it reduced our 2018 revenue by $77 million, as compared to what our results would have been if we had continued to follow the IAS 18 standard in the year-end 2018. Most of the impact on revenue relates to the change in how we present the results of wholesale international traffic. Revenue for a portion of this business are now presented on a net basis. This change in presentation produced a reduction in revenue of $87 million for the full year 2018. Included in our 2017 results for this business were revenue of $119 million for the full year.
Colombia represented over 40%, Paraguay, Bolivia and El Salvador each represented between 10% and 20%, and no other country represented more than 10% of our consolidated revenue in 2018 and 2017. Bolivia experienced the highest relative increase in revenues of $59.0 million, or 10.6%, as a result of robust growth in B2C Home, which benefited from the continued expansion of our HFC network and from strong demand especially for residential broadband services and mobile data adoption. Revenue in Paraguay grew 2.6% with strong performance of 4G and mobile data adoption. Revenue in Colombia declined by 4.5% due to the implementation of IFRS 15, which affected how we present the results of our wholesale international traffic, and due to a weaker average FX rate for the Colombian Peso. El Salvador recorded a revenue decline of 4.0% as our operations there continue to be more exposed than the rest of our Latin America markets to voice and SMS revenue that continues to decline and to operational challenges that began in 2017, and have continued to impact our performance for most of 2018.
Cost of sales
Cost of sales decreased by 4.9% for the year ended December 31, 2018 to $1,146 million from $1,205 million for the year ended December 31, 2017. The decrease was mainly due to the adoption of IFRS 15 which reduced costs by $48 million because of the phone subsidies now being partly recorded in cost of sales, partially offset by higher costs associated with our increasing fixed service revenue such as pay-TV which incurs programming costs and B2B services that traditionally have lower gross margins.
Operating expenses
Operating expenses increased by 5.1% for the year ended December 31, 2018 to $1,674 million from $1,593 million for the year ended December 31, 2017. The increase was mainly due to approximately $50 million of one-off charges, net of gains, related mostly to the Cable Onda acquisition, as well as to our U.S. listing, the restructuring of our regional Africa operations, and to the relocation of certain functions from Luxembourg to our regional Latin America office.
Depreciation
Depreciation decreased by 1.3% for the year ended December 31, 2018 to $685 million from $695 million for the year ended December 31, 2017. The decrease was mainly due to our operations in Colombia, where some assets related to our copper network have been fully depreciated.
Amortization
Amortization decreased by 1.3% for the year ended December 31, 2018 to $144 million from $146 million for the year ended December 31, 2017. The decrease was mainly due to the full amortization of some assets recognised as part of the purchase accounting in Colombia which was partially offset by the impact of the Cable Onda acquisition that added $9.0 million to the amortization expense in the last quarter of 2018.
Share of profit in our joint ventures in Guatemala and Honduras
Share of profit in our joint ventures in Guatemala and Honduras increased by 9.8% for the year ended December 31, 2018 to $154 million from $140 million for the year ended December 31, 2017. The increase was due to growth of the net profits generated in both Guatemala and Honduras. The increase in net profits came principally from steady revenue and operating profit growths in Guatemala and Honduras.

Other operating income (expenses), net
Other operating income (expenses), net, increased by 12.5% for the year ended December 31, 2018 to an income of $76 million from an income of $68 million for the year ended December 31, 2017. The increase was mainly due to gains registered from the sale of towers in El Salvador, Paraguay and Colombia. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Tower infrastructure.”
Interest and other financial expenses
Interest and other financial expenses decreased by 6.3% for the year ended December 31, 2018 to $371 million from $396 million for the year ended December 31, 2017. The decrease was mainly due to lower gross debt as well as lower costs associated with refinancing during 2018 compared to 2017, partially offset by additional finance lease expenses associated with the tower sale and lease back transactions in El Salvador, Colombia and Paraguay.
Interest and other financial income
Interest and other financial income increased by 31.6% for the year ended December 31, 2018 to $21 million from $16 million for the year ended December 31, 2017. The increase was mainly due to higher average cash and cash equivalents balances during 2018 as compared to 2017.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net, increased by $36 million for the year ended December 31, 2018 to an expense of $40 million from an expense of $4 million for the year ended December 31, 2017. The increase was mainly due to higher foreign exchange losses in 2018.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net, increased by 59.1% for the year ended December 31, 2018 to a loss of $136 million from a loss of $85 million for the year ended December 31, 2017. The increase in the loss was mainly due to losses in Ghana. Our Ghana operations were first accounted for as a joint venture on October 12, 2017 .
Charges for taxes, net
Charges for taxes, net decreased by 26.1% for the year ended December 31, 2018 to $116 million from $158 million for the year ended December 31, 2017. The decrease was mainly due to lower taxes at the corporate level and higher utilization of deferred tax assets in 2018 compared to 2017.
The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations to MIC S.A. We also have net losses in our Africa segment and associates, as well as in our corporate entities that, in the aggregate, reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carryforwards.
Net profit (loss) for the year
Net profit (loss) for the year decreased by $95 million for the year ended December 31, 2018 to a loss of $26 million from a gain of $69 million for the year ended December 31, 2017. Profit for the year from continuing operations decreased by $5 million for the year ended December 31, 2018 to a profit of $13 million from a profit of $18 million for the year ended December 31, 2017 for the reasons stated above. Profit for the year from discontinued operations, net of tax decreased by $89 million for the year ended December 31, 2018 to a loss of $39 million from a profit of $51 million for the year ended December 31, 2017. The decrease in profit for the year from discontinued operations, net of tax, was mainly due to a loss recognized on the disposal of the Millicom Group's Rwanda operations in 2018.
Segment results of operations for the years ended December 31, 2018 and 2017

Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “—Our segments” above.
The following table sets forth certain segment data, which has been extracted from note B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	Year ended December 31,
	2018		2017		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,214	510	3,283	509	(2.1)%	0.3%
Cable and other fixed services revenue	1,808	12	1,755	12	3.1%	6.1%
Other revenue	48	3	40	5	17.7%	(25.2)%
Service revenue	5,069	526	5,078	524	(0.2)%	0.3%
Telephone and equipment revenue	415	1	363	2	14.4%	(60.9)%
Revenue	5,485	526	5,441	526	0.8%	0.1%
Operating profit	995	40	899	41	10.7%	(1.1)%
Add back:
Depreciation and amortization	1,133	107	1,174	110	(3.5)%	(2.6)%
Other operating income (expenses), net	(51)	(3)	(49)	(11)	3.0%	(67.6)%
EBITDA	2,077	143	2,024	140	2.6%	2.4%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:

	Year ended December 31,		Percentage Change
	2018	2017
	(U.S. dollars in millions, except percentages)
Colombia	1,661	1,739	(4.5)%
Guatemala	1,373	1,328	3.4%
Paraguay	679	662	2.5%
Honduras	586	585	0.1%
Bolivia	614	555	10.5%
El Salvador	405	422	(4.1)%

Segment revenue
Revenue of our Latin America segment increased by 0.8% for the year ended December 31, 2018 to $5,485 million from $5,441 million for the year ended December 31, 2017. The increase in revenue was due to an increase in our telephone and equipment revenue, partially offset by a decrease in our service revenue. The increase in telephone and equipment revenue was mainly due to the lower average price of 4G devices leading to increased sales. The decrease in our service revenue was primarily attributable to weaker FX rates prevalent in the last quarter of 2018 that was partially offset by growth of revenue from fixed services, with B2C Home increasing as a result of an increased number of customer relationships, particularly in Paraguay, Guatemala and Bolivia, and B2B increasing as a result of higher voice and data traffic, particularly in Colombia. B2C Mobile declined slightly, with mobile data almost offsetting the decline in mobile voice and SMS, and as a relative proportion of our Latin America segment revenue. However, mobile service revenue continued to represent over 60% of our Latin America segment revenue.
Revenue of our Africa segment remained flat for the year ended December 31, 2018 compared to the year ended December 31, 2017 at $526 million. Among other factors, the year-over-year revenue of our Africa segment was stable because an increase in mobile revenue driven by subscriber additions in Tanzania were offset by a decrease in subscribers in Chad where we have faced tougher macro-economic conditions. The majority of revenue in the Africa segment came from our operations in Tanzania.

Segment operating profit
Operating profit of our Latin America segment increased by 10.7% for the year ended December 31, 2018 to $995 million from $899 million for the year ended December 31, 2017. The increase was primarily attributable to revenue growth coupled with a reduction in depreciation and amortization, primarily in Colombia where some assets recognized as part of the purchase accounting in Colombia were fully amortized during 2018 whereas amortization continued through all of 2017.
Operating profit of our Africa segment remained broadly flat decreasing by 1.1% for the year ended December 31, 2018 to $40 million from $41 million for the year ended December 31, 2017. Operating profit remained flat in line with the flat revenues described above.
Segment EBITDA
Segment EBITDA is segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management and is further detailed in note B.3. Segment Information in the consolidated financial statements.

EBITDA of our Latin America segment increased by 2.6% for the year ended December 31, 2018 to $2,077 million from $2,024 million for the year ended December 31, 2017. The increase was attributable to growth in revenues driven by handset and equipment sales and higher revenue from fixed services as well as to cost control measures.
EBITDA of our Africa segment increased by 2.4% for the year ended December 31, 2018 to $143 million from $140 million for the year ended December 31, 2017. The increase was mainly due to cost control measures.
Consolidated results of operations for the years ended December 31, 2017 and 2016

The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage Change
	2017	2016
	(U.S. dollars in millions, except percentages)
Revenue	4,076	4,043	0.8%
Cost of sales	(1,205)	(1,175)	2.6%
Gross profit	2,871	2,868	0.1%
Operating expenses	(1,593)	(1,627)	(2.1)%
Depreciation	(695)	(678)	2.5%
Amortization	(146)	(175)	(16.2)%
Share of profit in our joint ventures in Guatemala and Honduras	140	115	22.0%
Other operating income (expenses), net	68	(14)	(587.5)%
Operating profit	645	490	31.6%
Interest and other financial expenses	(396)	(372)	6.5%
Interest and other financial income	16	21	(22.5)%
Other non-operating (expenses) income, net	(4)	20	(120.5)%
Loss from other joint ventures and associates, net	(85)	(49)	74.0%
Profit (loss) before taxes from continuing operations	176	109	61.0%
Charge for taxes, net	(158)	(179)	(11.9)%
Profit (loss) for the year from continuing operations	18	(70)	(126.2)%
Profit (loss) for the year from discontinued operations, net of tax	51	(20)	(355.0)%
Net profit (loss) for the year	69	(90)	(176.7)%

Revenue
Revenue increased by 0.8% for the year ended December 31, 2017 to $4,076 million from $4,043 million for the year ended December 31, 2016. The increase in revenue was due to an increase in our service revenue, partially offset by a decrease in our telephone and equipment revenue. The increase in our service revenue was mainly due to an increase in our fixed revenue, driven by growth in B2C Home and B2B, as well as increased revenue from mobile data, offset by the impact of lower mobile voice and SMS consumption.
Colombia represented over 40%, Paraguay, Bolivia and El Salvador each represented between 10% and 20%, and no other country represented more than 10% of our consolidated revenue in 2017 and 2016. Paraguay experienced the highest relative increase in revenues of $39.0 million, or 6.3%, as a result of robust growth in B2C Home and B2B, which benefited from the continued expansion of our HFC network reach and from strong demand especially for residential broadband services. Revenue in Bolivia grew 2.5% with strong performance of 4G and mobile data adoption. Revenue in Colombia grew just 1.3% due to regulatory headwinds from mobile termination rate cuts as well as MVNO and national roaming price caps implemented in the first half of 2017, while delivering growth particularly in B2B. El Salvador recorded negative revenue growth of 0.8% as our operations there continue to be more exposed than the rest of our Latin America markets to voice and SMS revenues that continue to decline.
Cost of sales
Cost of sales increased by 2.6% for the year ended December 31, 2017 to $1,205 million from $1,175 million for the year ended December 31, 2016. The increase was mainly due to higher costs associated with our increasing fixed service revenue such as pay-TV which incurs programming costs and B2B services that traditionally have lower gross margins.

Operating expenses
Operating expenses decreased by 2.1% for the year ended December 31, 2017 to $1,593 million from $1,627 million for the year ended December 31, 2016. The decrease was mainly due to lower expenses for external services partially offset by additional marketing expenses and increased site and network maintenance costs.
Depreciation
Depreciation increased by 2.5% for the year ended December 31, 2017 to $695 million from $678 million for the year ended December 31, 2016. The increase was mainly due to the growth of the fixed and mobile networks.
Amortization
Amortization decreased by 16.2% for the year ended December 31, 2017 to $146 million from $175 million for the year ended December 31, 2016. The decrease was mainly due to the impact of the decommissioning of our fixed wireless network in Colombia at the end of 2016, which caused us to accelerate and complete the amortization of related spectrum assets during 2016.
Share of profit in our joint ventures in Guatemala and Honduras
Share of profit in our joint ventures in Guatemala and Honduras increased by 22% for the year ended December 31, 2017 to $140 million from $115 million for the year ended December 31, 2016. The increase was mainly due to growth of the net profits generated in both Guatemala and Honduras. In Guatemala, the increase in net profits came mostly from lower interest expense, net, due to lower net debt held on average during the period, as well as lower operating costs stemming largely from a reduction in headcount year-over-year. In Honduras, the increase in net profit was mainly due to lower levels of FX losses in the year ended December 31, 2017.
Other operating income (expenses), net
Other operating income (expenses), net increased by $ 82 million for the year ended December 31, 2017 to an income of $68 million from a loss of $14 million for the year ended December 31, 2016. The increase was mainly due to gain registered from the sale of towers in Paraguay and Colombia. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Tower infrastructure.”
Interest and other financial expenses
Interest and other financial expenses increased by 6.5% for the year ended December 31, 2017 to $396 million from $372 million for the year ended December 31, 2016. The increase was mainly due to the additional finance leases expenses associated to the tower sale and lease back transactions in Colombia and Paraguay as well as the costs associated with refinancing during the year.
Interest and other financial income
Interest and other financial income decreased by 22.5% for the year ended December 31, 2017 to $16 million from $21 million for the year ended December 31, 2016. The decrease was mainly due to lower average cash and cash equivalents balances during 2017 as compared to 2016.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net decreased by $24 million for the year ended December 31, 2017 to an expense of $4 million from an income of $20 million for the year ended December 31, 2016. The decrease was mainly due to the change in the fair value of derivatives associated with the SEK and Euro denominated debt.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net increased by 74.0% for the year ended December 31, 2017 to a loss of $85 million from a loss of $49 million for the year ended December 31, 2016. The increase was mainly due to the impairment of our interest in MKC Brilliant Holding GmbH (“LIH”) of $48 million as a result of the annual impairment test conducted in 2017, partially offset by the gain related to the sale of part of our ownership of Milvik (Bima) of $21 million.

Charges for taxes, net
Charges for taxes, net decreased by 11.9% for the year ended December 31, 2017 to $158 million from $179 million for the year ended December 31, 2016. The decrease was mainly due to the lower increase in unrecognized deferred tax assets in 2017 compared to 2016.
The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations to MIC S.A. We also have net losses in our Africa segment and associates, as well as in our corporate entities that, in the aggregate, reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carryforwards.
Net profit (loss) for the year
Net profit (loss) for the year increased by $159 million for the year ended December 31, 2017 to a profit of $69 million from a loss of $90 million for the year ended December 31, 2016. Profit (loss) for the year from continuing operations increased by $88 million for the year ended December 31, 2017 to a profit of $18 million from a loss of $70 million for the year ended December 31, 2016 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax increased by $71 million for the year ended December 31, 2017 to a profit of $51 million from a loss of $20 million for the year ended December 31, 2016. The increase in profit (loss) for the year from discontinued operations, net of tax was mainly due to the improved performance of the Senegal and Ghana operations in 2017.
Segment results of operations for the years ended December 31, 2017 and 2016
Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “—Our segments” above.
The following table sets forth certain segment data, which has been extracted from note B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	Year ended December 31,
	2017		2016		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,283	509	3,318	541	(1.1)%	(5.9)%
Cable and other fixed services revenue	1,755	12	1,611	15	8.9%	(28.9)%
Other revenue	40	5	37	6	8.8%	(25.7)%
Service revenue	5,078	524	4,966	562	2.3%	(6.8)%
Telephone and equipment revenue	363	2	386	2	(5.9)%	(29.1)%
Revenue	5,441	526	5,352	565	1.7%	(6.9)%
Operating profit (loss)	899	41	721	43	24.7%	(5.5)%
Add back:
Depreciation and amortization	1,174	110	1,173	113	0.1%	(2.6)%
Other operating income (expenses), net	(49)	(11)	42	2	(218.1)%	(787.5)%
EBITDA	2,024	140	1,935	158	4.6%	(11.3)%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:

	Year ended December 31,		Percentage Change
	2017	2016
	(U.S. dollars in millions, except percentages)
Colombia	1,739	1,717	1.3%
Guatemala	1,328	1,284	3.4%
Paraguay	662	623	6.3%
Honduras	585	609	(3.9)%
Bolivia	555	542	2.5%
El Salvador	422	425	(0.8)%

Segment revenue
Revenue of our Latin America segment increased by 1.7% for the year ended December 31, 2017 to $5,441 million from $5,352 million for the year ended December 31, 2016. The increase in revenue was due to an increase in our service revenue, partially offset by a decrease in our telephone and equipment revenue. The increase in our service revenue was primarily attributable to growth of revenue from fixed services, with B2C Home increasing as a result of an increased number of customer relationships, particularly in Paraguay, Guatemala and Bolivia, and B2B increasing as a result of higher voice and data traffic, particularly in Colombia. However, mobile service revenue continued to represent over 60% of our Latin America segment revenue. B2C Mobile declined slightly, with mobile data almost offsetting the decline in mobile voice and SMS, and as a relative proportion of our Latin America segment revenue, falling from over 55% in 2016 to under 55%, but over 50%, in 2017. In particular, the Colombian regulator implemented a mobile termination rate cut as well as national roaming and MVNO price caps implemented in the first half of the year 2017, all of which negatively impacted our revenue.
Revenue of our Africa segment decreased by 6.9% for the year ended December 31, 2017 to $526 million from $565 million for the year ended December 31, 2016. The decrease was mainly due to increased excise taxes in Chad that impact subscribers’ disposable income and continued competition in Tanzania that decreased revenue.
Segment operating profit
Operating profit of our Latin America segment increased by 24.7% for the year ended December 31, 2017 to $899 million from $721 million for the year ended December 31, 2016. The increase was primarily attributable to revenue growth coupled with a reduction in operating expenses, as a decline in general and administrative expenses more than offset an increase in selling and marketing expenses year-on-year.
Operating profit of our Africa segment decreased by 5.5% for the year ended December 31, 2017 to $41 million from $43 million for the year ended December 31, 2016. The decrease was mainly due to the lower revenues described above.
Segment EBITDA
Segment EBITDA is segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management.
EBITDA of our Latin America segment increased by 4.6% for the year ended December 31, 2017 to $2,024 million from $1,935 million for the year ended December 31, 2016. The increase was attributable to the reasons described above, offset by cost control measures.

EBITDA of our Africa segment decreased by 11.3% for the year ended December 31, 2017 to $140 million from $158 million for the year ended December 31, 2016. The decrease was mainly due to the factors that impacted revenue described above.
Critical accounting policies
The preparation of our financial statements requires management to use judgment in applying accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management’s best knowledge of current events, actions and best estimates as of a specified date, and actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in “Introduction— Judgments and critical estimates” in the notes to our audited consolidated financial statements, and in the notes referenced therein.
For a description of new or amended IFRS accounting standards to which we are subject, see “Introduction— New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements.
B.    Liquidity and Capital Resources
Overview
The Millicom Group’s sources of funds are cash from operations, internal and external financing as well as proceeds from the disposal of assets. The Millicom Group finances its operations centrally at the MIC S.A. level or alternatively, where it deems it more cost effective to do so, at the operational level.
In particular, we seek to finance the costs of deploying and expanding our fixed and mobile networks mainly at the operating level on a country-by-country basis, utilizing credit facilities provided by banks and finance leases, obtaining financing from the debt capital markets, and seeking funding from export credit agencies and development financial institutions such as the InterAmerican Development Bank and the International Finance Corporation.
If we decide to acquire other businesses, we expect to fund these acquisitions from cash resources, borrowings under existing credit facilities and, if necessary, through new borrowings, including under new credit facilities or issuances of debt securities, though we may issue equity also to raise funds.
As of December 31, 2018, $145 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $384 million was at the operating subsidiaries level. As of December 31, 2017 and 2016, respectively, $141 million and $217 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $479 million and $429 million was at the operating subsidiaries level.
If funds at the foreign operating subsidiary level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.
As of December 31, 2018, our total consolidated outstanding debt and other financing was $4,580 million. As of December 31, 2017 and 2016, respectively, our total consolidated outstanding debt and other financing was $3,785 million and $3,901 million.
We believe that our available cash and cash equivalents, borrowings and funds from our operating subsidiaries will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Cash upstreaming
Progressive improvement in operating and financial performance of our operations has enabled the upstreaming of excess cash to MIC S.A. This is accomplished through a combination of dividends, fees and shareholder loan repayments.

The following table sets forth cash upstreamed to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in millions)
Subsidiaries	594	754	412
Joint ventures	263	230	164
Total	857	984	577

In each case, the upstreamed cash was principally used to cover corporate center expenses, service corporate debt, pay corporate center taxes and pay the group dividend.
Some of our operating subsidiaries and joint ventures have covenants on debt outstanding that impose restrictions on their ability to upstream cash to MIC S.A. As a result of these restrictions, significant cash or cash equivalent balances may be held from time to time at our operating subsidiaries and joint ventures.
Cash flows
Set forth below is a comparative discussion of our cash flows, which includes cash flows from discontinued operations.
Years ended December 31, 2018 and 2017
For the year ended December 31, 2018, cash provided by operating activities was $792 million, compared to $820 million for the year ended December 31, 2017. The decrease is mainly due to the weaker average FX rate for the Colombian Peso and no longer having profit before taxes from our operations in Senegal and Rwanda, following the completion of our disposal and discontinuance of those operations in the first few months of 2018.
Cash used in investing activities was $1,199 million for the year ended December 31, 2018, compared to $367 million for the year ended December 31, 2017. In the year ended December 31, 2018, Millicom used $953 million in the acquisition of subsidiaries, net of cash acquired (mainly Cable Onda), $632 million to purchase property, plant and equipment and $148 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $243 million in dividends from joint ventures and $154 million from the sale of property, plant and equipment such as towers. In the year ended December 31, 2017, Millicom used $650 million to purchase property, plant and equipment and $133 million for intangible assets and licenses. These items were partially offset by $203 million in proceeds from dividends from joint ventures, and $179 million from the sale of property, plant and equipment such as towers.
Cash provided in financing activities was $341 million for the year ended December 31, 2018, compared to cash used by financing activities of $464 million for the year ended December 31, 2017. In the year ended December 31, 2018, we paid $266 million in dividends (ordinary dividend of $2.64 per share) and repaid debt of $546 million while raising funds of $1,155 million through new financing. In the year ended December 31, 2017, we paid $265 million to shareholders in dividends (ordinary dividend of $2.64 per share) and repaid debt of $1,195 million while raising funds of $996 million through new financing.
Years ended December 31, 2017 and 2016
For the year ended December 31, 2017, cash provided by operating activities was $820 million, compared to $878 million for the year ended December 31, 2016. The decrease is mainly due to a higher level of working capital requirements and higher interest payments including the refinancing costs.
Cash used in investing activities was $367 million for the year ended December 31, 2017, compared to $552 million for the year ended December 31, 2016. In the year ended December 31, 2017, Millicom used $650 million to purchase property, plant and equipment and $133 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $203 million in dividends from joint ventures and $179 million from the sale of property, plant and equipment such as towers. In the year ended December 31, 2016, Millicom used $719 million to purchase property, plant and equipment and $143 million for intangible assets and licenses. These items were partially offset by $143 million in proceeds from dividends from joint ventures, and $147 million from the disposal of subsidiaries and associates, with the latter mostly related to our operations in Ghana and to the reduction of our ownership stake from 20.4% to 12.0% in BIMA, a provider of micro-insurance in emerging markets.
Cash used in financing activities was $464 million for the year ended December 31, 2017, compared to $441 million for the year ended December 31, 2016. In the year ended December 31, 2017, we paid $265 million in dividends (ordinary dividend of $2.64 per share) and repaid debt of $1,195 million while raising funds of $996 million through new financing. In the year ended December 31, 2016, we paid $265 million to shareholders in dividends (ordinary dividend of $2.64 per share) and repaid debt of $821 million while raising funds of $713 million through new financing.
Capital expenditures
Historical capital expenditures
Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis and by operating segment, including accruals for such additions at the end of the periods, for the years ended December 31, 2018, 2017, and 2016 is set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes and IT investments.

	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in millions)
Additions to property, plant and equipment	698	824	683
Additions to licenses and other intangibles	158	130	192
Consolidated total additions	856	954	875
Latin America segment (including Guatemala and Honduras)	1,014	977	960
Africa segment	1,870	185	108

Capital expenditure commitments
As of December 31, 2018, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $154 million from a number of suppliers, of which $126 million was within one year and $28 million more than one year. Out of these commitments, $66 million and $56 million, respectively, related to the Company’s share in joint ventures. We expect to meet these commitments from our current cash balance and from cash generated from our operations.
Financing
We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a non-recourse basis to MIC S.A.. As of December 31, 2018, 61% of our consolidated debt of $4,580 million, or $2,810 million, was at the operational level (excluding our joint ventures in Guatemala and Honduras) and non-recourse to MIC S.A., and 45% of this debt was denominated in local currency. In addition, at December 31, 2018 our joint ventures in Guatemala and Honduras had $1,310 million of debt which was non-recourse to MIC S.A.
Consolidated indebtedness
Millicom’s total consolidated indebtedness as of December 31, 2018 was $4,580 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, and pledged deposits) was $4,051 million. Millicom’s total consolidated indebtedness as of December 31, 2017 was $3,785 million and our total consolidated net indebtedness was $3,164 million. See note C.5 to our audited consolidated financial statements included elsewhere in this Annual Report for a reconciliation of total consolidated indebtedness to total consolidated net indebtedness. Our consolidated interest and other financial expenses for the year ended December 31, 2018 were $371 million and for years ended December 31, 2017 and 2016 were $396 million and $372 million, respectively.
The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(US$ millions)
MIC S.A. (Luxembourg)	1,770	1,255	1,747
Latin America:
Colombia	1,016	1,130	841
Paraguay	504	488	408
Bolivia	317	352	306
El Salvador	299	147	89
Costa Rica	148	76	92
Panama	261	—	—
Africa:
Tanzania	201	217	192
Chad	64	70	76
Rwanda	—	50	80
Ghana(1)	—	—	54
Senegal(1)	—	—	14
Total debt and financing	4,580	3,785	3,901

(1)	Operations were classified as assets held for sale from 2017 and subsequently disposed of or merged.
For a more detailed description of our outstanding indebtedness, including our credit facilities and outstanding bond or note issuances, see note C.3 to our consolidated financial statements.
Our financing facilities at the MIC S.A. level are subject to a number of financial covenants including net leverage and interest coverage requirements. In addition, certain financings at MIC S.A. level contain restrictions on sale of businesses or significant assets within the businesses.
Our financing facilities at the operational level are subject to a number of financial covenants including requirements with respect to net leverage, debt service coverage, debt to earnings and cash levels. In addition, certain financings at the operational level contain restrictions on sale of businesses or significant assets within the businesses.
Indebtedness of the Guatemala and Honduras joint ventures
With respect to the Guatemala and Honduras joint ventures, respectively, total indebtedness as of December 31, 2018 was $927 million and $383 million and our total net indebtedness (representing total indebtedness after deduction of cash, cash equivalents, and pledged deposits) was $706 million and $358 million. Annual interest expense for the Guatemala joint venture for the years ended December 31, 2018, 2017 and 2016 was $74 million, $73 million and $76 million, respectively. Annual interest expense for the Honduras joint venture for the years ended December 31, 2018, 2017 and 2016 was $29 million, $27 million and $27 million, respectively.

The following table sets forth the debt and financing of the Guatemala and Honduras joint ventures for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(US$ millions)
Guatemala	927	995	987
Honduras	383	388	402

The financing facilities of the Guatemala and Honduras joint ventures are subject to a number of financial covenants such as net leverage requirements. In addition, certain of their financings contain restrictions on sale of businesses or significant assets within the businesses.
C.    Research and Development, Patents and Licenses, etc.
We do not engage in research and development activities, and we do not own any patents.
D.    Trend Information
For a discussion of trend information, see “—A. Operating Results—Factors affecting our results of operations.”
E.    Off-Balance Sheet Arrangements
As of December 31, 2018, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $626 million. Assets pledged by the Millicom Group for these debts and financings amounted to $2 million as of December 31, 2018. The table below details the maximum exposure under these guarantees and their remaining terms, as of December 31, 2018.

	Total	Less than 1 year	1-3 years	3-5 years
	(US$ millions)
Theoretical maximum exposure	626	133	281	212

F.    Tabular Disclosure of Contractual Obligations
The Millicom Group has various contractual obligations to make future payments, including debt agreements and payables for license fees and lease obligations.
The following table summarizes our obligations under these contracts due by period as of December 31, 2018.

	Total	Less than 1 year	1–5 years	After 5 years
		(US$ millions)
Debt (after unamortized financing fees)	4,580	458	1,778	2,345
Future interest commitments(1)	1,111	248	786	77
Finance leases	914	99	400	415
Operating leases	800	127	412	262
Capital expenditure	154	126	28	—
Total	7,559	1,058	3,404	3,099

(1)	Future interest commitments on our floating rate debt are calculated using the rates in effect for the floating rate debt as of December 31, 2018.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Directors
The following table sets forth information of each member of the Company’s Board of Directors as of the date of this filing.

Name	Position	Year First Elected
Mr. José Antonio Ríos García (1)	Chairman	2017
Ms. Pernille Erenbjerg	Deputy Chairman	2019
Mr. Odilon Almeida	Member	2015
Ms. Janet Davidson	Member	2016
Mr. Tomas Eliasson	Member	2014
Mr. Lars-Åke Norling	Member	2018
Mr. James Thompson	Member	2019
Mr. Roger Solé Rafols	Member	2017

(1)	First appointed as Chairman in January 2019.
Biographical information of each member of the Company’s Board of Directors is set forth below.
Mr. Odilon Almeida, Non-executive Director, Member of the Compliance and Business Conduct Committee. Mr. Odilon Almeida was re-elected to the Board in May 2018. Mr. Almeida, born in 1961, is the President for Western Union Global Money Transfer. He leads Western Union’s global consumer omni-channel business across more than 200 countries and territories, bridging all continents. His board experience, along with business leadership at Western Union, includes BankBoston (now Bank of America), The Coca-Cola Company and Colgate-Palmolive. Mr. Almeida holds a Bachelor of Civil Engineering degree from the Maua Engineering School in São Paulo, Brazil, a Bachelor of Business Administration degree from the University of São Paulo and an MBA with specialization in Marketing from the Getulio Vargas Foundation, São Paulo. He advanced his education with executive studies at IMD Lausanne, The Wharton School, and Harvard Business School.
Ms. Janet Davidson, Non-executive Director, Chairman of the Compliance and Business Conduct Committee. Ms. Janet Davidson was re-elected to the Board in May 2018. Ms. Davidson, born in 1956, has been a Supervisory Board member of STMicroelectronics since 2013. Prior to that, Ms. Davidson held various managerial positions in Alcatel Lucent from 1979 to 2011 including the role as Chief Strategy Officer, Chief Compliance Officer and Executive Vice President, Quality & Customer Care. She has also been recognized by Working Woman Foundation and in 1999, she was inducted into the Academy of Women Achievers of the YWCA of the City of New York, which honors women of high achievement. Ms. Davidson has a Bachelor of Arts degree in physics from Lehigh University, a Master’s degree in Electrical Engineering from Georgia Tech, and a Master of Science in Computer Science through Bell Laboratories.
Ms. Pernille Erenbjerg, Non-executive Director, Deputy Chairman of the Board and Member of the Audit Committee. Ms. Pernille Erenbjerg was elected to the Board in January 2019. Ms. Erenbjerg, born in 1967, is formerly the President and Group Chief Executive Officer of TDC, the leading provider of integrated communications and entertainment solutions in Denmark and Norway. Before being appointed President and Group Chief Executive Officer, Pernille served as TDC’s Chief Financial Officer and as Executive Vice President of Corporate Finance. Pernille currently serves on the Boards of Nordea, the largest financial services group in the Nordic region, and Genmab, the Danish international biotechnology company. Prior to joining TDC in 2003, Ms. Erenbjerg worked for 16 years in the auditing industry, finishing in 2003 as equity partner in Deloitte. Ms. Erenbjerg holds an MSc in Business Economics and Auditing from Copenhagen Business School.

Tomas Eliasson, Non-executive Director and Chairman of the Audit Committee. Mr. Tomas Eliasson was re-elected to the Board in May 2018. Mr. Eliasson, born in 1962, is Executive Vice President, Chief Financial Officer of Sandvik. Previously Mr. Eliasson was the Chief Financial Officer and Senior Vice-President of Electrolux, the Swedish appliances manufacturer. Mr. Eliasson has also held various management positions in Sweden and abroad, including ABB Group, Seco Tools AB and Assa Abloy AB. Mr. Eliasson holds a Bachelor of Science Degree in Business Administration and Economics from the University of Uppsala.
Mr. Lars-Åke Norling, Non-executive Director and Chairman of the Compensation Committee and member of the Compliance and Business Conduct Committee. Mr. Norling was elected to the Board in May 2018 and joined the Board in September 2018. Mr. Norling, born in 1968, is joining Kinnevik as an Investment Director and Sector Head of TMT in September 2018. Most recently he was the Chief Executive Officer of Total Access Communications (dtac) in Thailand where he executed a digital transformation and led a turnaround of the company’s financial performance. He has also been EVP of Developed Asia for Telenor as well as Chief Executive Officer of Digi Telecommunications Malaysia and of Telenor Sweden. Lars-Åke holds an MBA from Gothenburg School of Economics, an MSc in Engineering Physics from Uppsala University and an MSc in Systems Engineering from Case Western Reserve University, USA.
Mr. José Antonio Ríos García, Non-executive Director, Chairman of the Board, member of the Audit Committee and Member of the Compensation Committee. Mr. José Antonio Ríos García was re-elected to the Board in May 2018 and elected as Chairman of the Board on January 7, 2019. Mr. Ríos, born in 1945, is currently the Chairman and CEO of Celistics Holdings, a leading provider of distribution and intelligent logistics solutions for the consumer technology industry in Latin America. Prior to joining Celistics in 2012, Mr. Ríos was the founding President and CEO of DIRECTV Latin America (GLA), and the International President of Global Crossing, the telecommunications company later acquired by Level 3 Communications. Mr. Ríos holds an Industrial Engineering degree from the Universidad Católica Andrés Bello, Caracas, Venezuela.
Mr. Roger Solé Rafols, Non-executive Director. Mr. Roger Solé Rafols was re-elected to the Board in May 2018. Mr. Solé, born in 1974, is the Chief Marketing Officer of Sprint Corporation, the leading American telecommunications company. Prior to joining Sprint in 2015, he spent seven years at TIM Brasil (owned by Telecom Italia) as Chief Marketing Officer and previously as Marketing Director. Before TIM Brasil, he was the Marketing Director for Vivo in Brazil (owned by Telefonica and PT) and previously the Head of Innovation and VAS. Mr. Solé holds a BA and MBA in Business Administration from ESADE Business & Law School in Barcelona.
Mr. James Thompson, Non-executive Director, Member of the Audit Committee and Member of the Compensation Committee. Mr. Thompson was elected to the Board in January 2019. Mr. Thompson, born in 1961, is a Managing Principal at Kingfisher Family Office. Previously, he was a Managing Principal at Southeastern Asset Management. Between 2001 and 2006, he opened and managed Southeastern Asset Management’s London research office. Mr. Thompson holds an MBA from Darden School at the University of Virginia, and a Bachelor’s degree in Business Administration from the University of North Carolina.
Changes to Board of Director Composition
On November 22, 2018, MIC S.A. announced that its Nomination Committee had proposed the election of Pernille Erenbjerg and James Thompson as new Directors on the Board of Directors of MIC S.A. in replacement of Tom Boardman and Anders Jensen, and had proposed the election of José Antonio Rios García as the new Chairman of the Board. The Nomination Committee is currently comprised of members designated by Kinnevik, Nordea Funds and Southeastern Asset Management. Following this announcement, Kinnevik requested the convening of an extraordinary general meeting of MIC S.A.’s shareholders (an “EGM”) to resolve on the aforementioned proposals. The Nomination Committee’s proposed changes were approved at the EGM that took place on January 7, 2019. EGM, MIC S.A.’s Board of Directors would consist of José Antonio Rios García as Chairman, Odilon Almeida, Janet Davidson, Tomas Eliasson, Lars-Åke Norling, Roger Solé Rafols, Pernille Erenbjerg (Deputy Chairman) and James Thompson.
Members of the Executive Committee

The following table lists the names and positions of the members of our Executive Committee.

Name	Position
Mr. Mauricio Ramos	President and Chief Executive Officer
Mr. Tim Pennington	Senior Executive Vice President, Chief Financial Officer
Mr. Esteban Iriarte	Executive Vice President, Chief Operating Officer, Latin America
Mr. Mohamed Dabbour	Executive Vice President, Head of Africa Division
Mr. Xavier Rocoplan	Executive Vice President, Chief Technology and Information Officer
Ms. Rachel Samrén	Executive Vice President, Chief External Affairs Officer
Mr. Salvador Escalon	Executive Vice President, General Counsel
Ms. Susy Bobenrieth	Executive Vice President, Chief Human Resources Officer
Mr. HL Rogers	Executive Vice President, Chief Ethics and Compliance Officer

Biographical information of the members of our Executive Committee is set forth below.
Mr. Mauricio Ramos, President and Chief Executive Officer. Mr. Mauricio Ramos, born in 1968, joined Millicom in April 2015 as CEO. Before joining Millicom, he was President of Liberty Global’s Latin American division, a position he held from 2006 until February 2015. During his career at Liberty Global, Mr. Ramos held several leadership roles, including positions as Chairman and CEO of VTR in Chile and President of Liberty Puerto Rico. Mr. Ramos is also Chairman of TEPAL, the Latin American Association of Cable Broadband Operators, Member of the Board of Directors of Charter Communications (US), and a Member of the Board of Directors of the GSMA. He received a degree in Economics, a degree in Law, and a postgraduate degree in Financial Law from Universidad de los Andes in Bogota.
Mr. Tim Pennington, Senior Executive Vice President, Chief Financial Officer. Mr. Tim Pennington, born in 1960, joined Millicom in June 2014 as Senior Executive Vice President, Chief Financial Officer. Previously, he was the Chief Financial Officer at Cable and Wireless Communications plc, Group Finance Director for Cable and Wireless plc and, prior to that, CFO of Hutchison Telecommunications International Ltd, based in Hong Kong. Mr. Pennington was also Finance Director of Hutchison 3G (UK), Hutchison Whampoa’s British mobile business. He also has corporate finance experience, firstly as a Director at Samuel Montagu & Co. Limited, and then as Managing Director of HSBC Investment Bank within its Corporate Finance and Advisory Department. He has a BA (Honours) degree in Economics and Social Studies from the University of Manchester.
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America. Mr. Esteban Iriarte, born in 1972, was appointed as Executive Vice President, Chief Operating Officer (COO), Latin America in August 2016. Previously, Mr. Iriarte was General Manager of Millicom’s Colombian businesses where, in 2014, he led the merger and integration of Tigo and the fixed-line company UNE. Prior to leading Tigo Colombia, Mr. Iriarte was head of Millicom’s regional Home and B2B divisions. From 2009 to 2011, he was CEO of Amnet, a leading service provider in Central America for broadband, cable TV, fixed line and data services that was bought by Millicom in 2008. In 2016 Mr. Iriarte joined Sura Asset Management board. Sura is one of Latin America’s biggest financial groups. Mr. Iriarte received a degree in Business Administration from the Pontificia Universidad Catolica Argentina “Santa Maria de los Buenos Aires”, and an MBA from the Universidad Austral in Buenos Aires.
Mr. Mohamed Dabbour, Executive Vice President, Head of Africa Division. Mr. Mohamed Dabbour, born in 1977, joined Millicom in 2008 and has held a broad variety of roles in the Africa region including Chief Financial Officer in Chad in 2009 and Chief Financial Officer in Ghana in 2011. Prior to being appointed as Head of the Africa division he held the position of Chief Financial Officer, Africa since August 2015. Prior to joining Millicom, Mr. Dabbour worked for BESIX, the largest Belgian construction company. He started his career at PricewaterhouseCoopers in Brussels as a Senior Accountant. Mohamed holds an Executive MBA degree from London Business School.

Mr. Xavier Rocoplan, Executive Vice President, Chief Technology and Information Officer. Mr. Xavier Rocoplan, born in 1974, started working with Millicom in 2000 and joined the Executive Committee as Chief Technology and IT Officer in December 2012. Mr. Xavier is currently heading all mobile and fixed network and IT activities across the Group as well as all Procurement & Supply Chain. Mr. Xavier first joined Millicom in 2000 as CTO in Vietnam and subsequently for South East Asia. In 2004, he was appointed CEO of Millicom’s subsidiary in Pakistan (Paktel), a role he held until mid-2007. During this time, he launched Paktel’s GSM operation and led the process that was concluded with the disposal of the business in 2007. Mr. Xavier was then appointed as head of Corporate Business Development, where he managed the disposal of various Millicom operations (e.g. Asia), the monetization of Millicom infrastructure assets (towers) as well as numerous spectrum acquisitions and license renewal processes in Africa and in Latin America. Mr. Xavier holds Masters degrees in engineering from Ecole Nationale Supérieure des Télécommunications de Paris and in economics from Université Paris IX Dauphine.
Ms. Rachel Samrén, Executive Vice President, Chief External Affairs Officer. Ms. Rachel Samrén, born in 1974, joined Millicom in July 2014 and manages the Group’s External Affairs function which encompasses government relations, regulatory affairs, corporate communications and corporate responsibility functions. Her focus is on driving Millicom’s global engagement with particular responsibility for special situation strategies. Ms. Samrén’s background is in the risk management consulting sector, most recently as Head of Business Intelligence at The Risk Advisory Group plc. Previously, she worked for Citigroup as well as nongovernmental and governmental organizations. Ms. Samrén currently serves as Chairman of the Board of Directors of Reach for Change and Zantel. She holds a BSc in International Relations from the London School of Economics and a MLitt in International Security Studies from the University of St Andrews.
Mr. Salvador Escalón, Executive Vice President, General Counsel. Mr. Salvador Escalón, born in 1975, was appointed as Millicom’s General Counsel in March 2013 and became Executive Vice President in July 2015. Mr. Escalón leads Millicom’s legal team and advises the Board of Directors and senior management on legal and governance matters. He joined Millicom as Associate General Counsel Latin America in April 2010. In this role, he successfully led legal negotiations for the merger of Millicom’s Colombian operations with UNE-EPM Telecomunicaciones S.A., as well as the acquisition of Cablevision Paraguay. From January 2006 to March 2010, Mr. Escalón was Senior Counsel at Chevron Corporation, with responsibility for legal matters relating to Chevron’s downstream operations in Latin America. Previously, he was in private practice at the law firms Skadden, Morgan Lewis and Akerman Senterfitt. Mr. Escalón has a J.D. from Columbia Law School and a B.B.A. in Finance and International Business from Florida International University.
Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer. Ms. Susy Bobenrieth, a global Human Resource professional, born in 1965, joined Millicom in October 2017 with over 25 years of experience in major multi-national companies that include Nike Inc., American President Lines and IBM. As an ex-Nike Executive, she has extensive international knowledge and proven results in leading large scale organizational transformations, driving talent management agenda and leading teams. She is passionate about building great businesses and winning with high performing teams. Ms. Bobenrieth has deep international experience having lived and worked in Mexico, USA, Brazil, Netherlands, and Spain. She received a degree from the University of Maryland, University College in 1989.
Mr. HL Rogers, Executive Vice President, Chief Ethics and Compliance Officer. Mr. HL Rogers, born in 1977, joined Millicom in August 2016 as Chief Ethics and Compliance Officer. As the leader of Millicom’s Compliance function he is committed to maintaining a world-class compliance program. Previously, he was partner in the Washington DC office of international law firm Sidney Austin LLP where he represented individual, corporate and government clients in compliance issues and complex litigation. Throughout this period, Mr. Rogers developed a wealth of experience in setting up and managing compliance programs, strengthening compliance policies and procedures, as well as conducting training and development. He has also assisted many large corporations in negotiations with authorities in multiple jurisdictions. Mr. Rogers clerked for Judge Thomas Griffith of the United States Court of Appeals for the District of Columbia Circuit in 2005. He received his J.D. from Harvard Law School in 2004 and has published several articles on compliance and ethics matters within the corporate setting. In 2001, HL received his BA degree in English from Brigham Young University.
B.    Compensation

For the financial year ended December 31, 2018, the total compensation paid to MIC S.A.’s directors and executive management as a group was $25.0 million. The total amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits for this group was $1.3 million.
The Company provides information on the individual compensation of its directors and certain members of its executive management in its annual report filed with the Registre de Commerce et des Sociétés (Luxembourg Trade and Companies Register), the Société de la Bourse de Luxembourg S.A. (Luxembourg Stock Exchange) and the Commission de Surveillance du Secteur Financier (CSSF). As that annual report is made publicly available, the relevant individual compensation information it contains for directors and executive management is included below.
Remuneration of Directors
The remuneration of the members of the Board of Directors comprises an annual fee and shares of MIC S.A. common stock. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at the annual general meeting (the “Annual General Meeting”) or other shareholders' meetings. Director remuneration for the year ended December 31, 2018 is set forth in the following table.

Board and committees	Remuneration 2018
	(SEK ‘000)
Directors
Mr. Tom Boardman	1,470
Mr. José Antonio Ríos García	1,075
Mr. Odilon Almeida	1,050
Ms. Janet Davidson	1,050
Mr. Tomas Eliasson	1,250
Mr. Anders Jensen	650
Mr. Lars-Åke Norling (from September 1, 2018)	772
Mr. Roger Solé Rafols	850
Former Directors (until May 2018):
Mr. Alejandro Santo Domingo	—
Mr. Simon Duffy	—
Total	SEK	8,201
Total (US$ ‘000)(1)	943

(1)
Cash compensation converted from SEK to U.S. dollars at exchange rates on payment dates each year. Share based compensation based on the market value of MIC S.A. shares on May 9, 2018 (in total 6,591 shares). Net remuneration comprised 51% in shares and 49% in cash (SEK) (2017: 52% in shares and 48% in cash).

At the extraordinary general meeting of shareholders (the “EGM”) held on January 7, 2019, MIC S.A.’s shareholders approved the compensation for the eight directors expected to serve from that date until the 2019 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-up shares of MIC S.A. common stock. Such shares are provided from the Company’s treasury shares or alternatively issued within MIC S.A.’s authorized share capital exclusively in exchange for the allocation from the premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the MIC S.A. share closing price on the Nasdaq Stock Market on January 9, 2019, or USD 67.03 per share, provided that shares shall not be issued below the par value.
The directors appointed to Board committees receive additional cash-based compensation for each assignment.
The shareholders approved the compensation for the period from January 7, 2019 to the first day of trading of MIC S.A.’s shares on the Nasdaq Stock Market in the US (January 9, 2019) to be, on a pro-rata basis, as approved by the shareholders at the 2018 AGM.

The shareholders approved the compensation from the first day of trading of MIC S.A.’s shares on the Nasdaq Stock Market in the US (January 9, 2019) to be, on a pro-rata basis, as approved by the shareholder at the EGM on January 7, 2019, as follows.

	Cash 2018/2019	Shares 2018/2019
	(USD)	(USD)
Chairman of the Board (1)	100,000	200,000
Deputy Chairman of the Board (1)	75,000	150,000
Board Members (6)	50,000	100,000
Audit Committee Chairman (1)	45,000	–
Audit Committee Members (3)	22,500	–
Compensation Committee Chairman (1)	25,000	–
Compensation Committee Members (2)	12,500	–
Compliance and Business Conduct Committee Chairman (1)	25,000	–
Compliance and Business Conduct Committee Members (3)	12,500	–
Total:	687,500	950,000

In respect of directors who do not serve an entire term from the 2018 AGM until the 2019 AGM, the fee-based and the share-based compensation is pro-rated pro rata temporis.
Remuneration of Executive Management
The remuneration of executive management of MIC S.A. comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. Bonus and share based compensation plans are based on actual and future performance. See “—Share Incentive Plans.” Share based compensation is granted once a year by the Compensation Committee of the Board.
If the employment of MIC S.A.’s senior executives is terminated, other than for cause, severance of up to 12 months’ salary is potentially payable, with the amount of severance calculated based on whichever is the greater of the seniority severance calculation for the terminated executive or the notice period provided in the terminated executive’s employment contract, if applicable.
The annual base salary and other benefits of the Chief Executive Officer (“CEO”) and the Executive Vice Presidents (“EVPs”) (collectively, the “Executive Team”) are proposed by the Compensation Committee and approved by the Board.
The remuneration charge for the Executive Team and the share ownership and unvested share awards beneficially granted to the Executive Team in the year ended December 31, 2018 are set forth in the following tables.

Remuneration charge for the Executive Team for 2018	CEO	CFO	Executive Team(3)
		(US$ ‘000)
Base salary	1,112	673	3,930
Bonus	1,492	557	2,445
Pension	247	101	962
Other benefits	66	63	805
Termination benefits	—	—	301
Total before share based compensation	2,918	1,393	8,444
Share based compensation in respect of 2018 SIPs(1)(2)	5,027	1,567	4,957
Total	7,945	2,960	13,401

(1)	See “—Share Incentive Plans.”

(2)	Share awards of 80,264 and 112,472 were granted in 2018 under the 2018 SIPs (as defined below) to the CEO, and Executive Team (2017: 61,724 and 167,371, respectively).

(3)	Including 9 EVPs, and excluding the CEO and CFO.

Share ownership and unvested share awards granted from Company equity plans to the Executive Team	CEO	Executive Team(1)	Total
	(number of shares)
Share ownership (vested from equity plans and otherwise acquired)	122,310	84,782	207,092
Share awards not vested	172,485	339,726	512,211

(1)	Including the CFO, 9 EVPs, and excluding the CEO.
Compensation Guidelines
At the AGM held on May 4, 2018, MIC S.A.’s shareholders approved the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2019 AGM.
The objectives of the guidelines are:

•	to ensure that MIC S.A. can attract, motivate and retain senior management, within the context of MIC S.A.’s international talent pool, which consists of telecommunications, media & FMCG companies;

•	to create incentives for senior management to execute strategic plans and deliver excellent operating results, with an emphasis on rewarding growth; and

•	to align the incentives of senior management with the interests of shareholders, including requiring substantial share ownership by all senior management.
Compensation shall be based on conditions that are market competitive in the United States and Europe and shall consist of a fixed salary and variable compensation, including the possibility of participation in the equity-based long-term incentive programs and pension schemes. These components shall create a well-balanced compensation reflecting individual performance and responsibility, both short-term and long-term, as well as MIC S.A.’s overall performance.
Base Salary
Senior management base salary shall be competitive and based on individual responsibilities and performance.

Variable Remuneration
The senior management may receive variable remuneration in addition to base salary. The variable remuneration consists of (a) a Short-term Incentive Plan (“STI”) and (b) a Long-term Incentive Plan (“LTI”).
The amounts and percentages for variable remuneration are based on pre-established goals and targets relating to the performance of both MIC S.A. and individual employees and are intended to be competitive as part of a total compensation package.
Short-Term Incentive Plan
The STI consists of two components: a cash bonus and a restricted share component (the Deferred Share Plan, or “DSP”).
Eligibility for participation in the DSP is limited to members of MIC S.A.’s Global Senior Management, which comprises the CEO, the EVPs, Corporate Vice Presidents (“VPs”), Corporate Directors, Country General Managers (“GM”), and Country-based Directors reporting directly to Country General Managers. Additionally, employees designated as being “key talents” or having “critical skills” may be nominated to participate in the DSP. During 2018, 339 individuals were included in this group, including certain employees of the Guatemala and Honduras joint ventures. Other employees participate in the STI and receive a cash bonus, but do not participate in the DSP.
The DSP is presented for approval each year at MIC S.A.’s AGM. To the extent that the AGM approves the DSP and thereby the granting of share awards under it to those participating in the DSP, the STI payout is delivered 50% through the cash bonus and 50% through the DSP. For those employees not participating in the DSP, or to the extent that the DSP is not approved by the AGM, the STI (including the portion that would have been provided as shares under the DSP) will be implemented as a cash-only bonus program.
Calculation Formula
The actual amount of compensation under the STI is based on the following formula:
Employee’s base salary X a pre-determined % of base salary X plan performance.
The plan performance is determined as a percentage achievement of financial, non-financial and personal performance measures, applied to a payout scale (with a performance level minimum). All measures are based on current financial year goals. .
The 2018 DSP plan (granted in Q1 2018 based on 2017 results) is based on performance measures of service revenue, earnings before interest, tax, depreciation and amortization (“EBITDA”) and operating free cash flow achievement. The payout scale had a zero payout for achievement less than 90%, a 100% payout for 100% achievement and a 150% payout for 120% or more achievement. The 2018 DSP share awards will vest (subject to the participant still being employed by MIC S.A.) 16.5% in Q1 2019, 16.5% in Q1 2020 and 67% in Q1 2021. The 2018 DSP was approved at the 2018 AGM.
For the 2019 DSP plan (to be granted in Q1 2019 based on 2018 results), MIC S.A. added net promoter score to the existing performance measures of service revenue, earnings before interest, tax, depreciation and amortization (“EBITDA”) and operating free cash flow achievement, in light of the importance of this variable to MIC S.A.’s emphasis on customer centricity. Additionally, the payout scale was revised, with a zero payout for achievement less than 95%, a 100% payout for 100% achievement and a 200% payout for 110% or more achievement. This plan reduced downside protection for employees to the extent targets are not fully achieved and increased the upside opportunities to the extent targets are exceeded. These changes have been made to further align MIC S.A.’s Global Senior Management Group with shareholders and to align compensation with peer companies in MIC S.A.’s international talent pool. Finally, the upcoming 2019 DSP share awards will vest (generally subject to the participant still being employed by MIC S.A.) 30% in Q1 2020, 30% in Q1 2021 and 40% in Q1 2022. The 2019 DSP will be presented for approval at the 2019 AGM, once all final details, including maximum number of share awards to be issued, are known.

Long-Term Incentive Plan
Eligibility for participation in the LTI is limited to members of MIC S.A.’s Global Executive Management, which is defined by MIC S.A.’s internal role grading structure and consists of the CEO, EVPs, VPs and GMs. During 2018, 49 individuals were included in this group, including certain employees of the Guatemala and Honduras joint ventures.
The 2018 LTI is a Performance Share Plan (“PSP”). Share awards granted will vest 100% at the end of a three-year period, subject to performance conditions (as further described in “— Share Incentive Plans”).
Other Benefits
Other benefits can include, for example, a car allowance, medical coverage and, in limited cases, while on an expat assignment, housing allowance, school fees, home leave and other travel expenses.
Pension
The Global Senior Management are eligible to participate in a global pension plan, covering also death and disability insurance. The global pension plan is secured through premiums paid to insurance companies.
Notice of Termination and Severance Pay
If the employment of MIC S.A.’s most senior management is terminated, a notice period of up to 12 months potentially applies.
Deviations from the Guidelines
In special circumstances, the Board of Directors may deviate from the above guidelines, for example additional variable remuneration in the case of exceptional performance.
Share Incentive Plans
MIC S.A. shares granted to management and key employee compensation includes share based compensation in the form of share incentive plans (“SIPs”). In 2015, MIC S.A. issued four types of plans, a DSP, a PSP, an executive share plan and the sign-on CEO share plan (which was a one-off plan). Since 2016, MIC S.A. has two types of plans, a PSP and a DSP. The PSP and DSP under which share awards were granted in 2017 are referred to as the “2017 SIPs.” The different plans are further detailed below.
Deferred share plan (issued from 2015 to 2018)
For the deferred awards plan, participants are granted shares based on past performance, with 16.5% of the shares vesting on January 1 of each of year one and two, and the remaining 67% on January 1 of year three. Vesting is conditional upon the participant remaining employed with MIC S.A. at each vesting date. Grants were made under the deferred awards plans in 2015, 2016, 2017 and 2018 based, respectively, on financial results for the years ended December 31, 2014, 2015, 2016 and 2017.
Deferred share plan (expected to be issued in 2019)
At the 2018 AGM, guidelines concerning the new 2019 DSP were approved, though the DSP itself will not be presented for approval until the 2019 AGM, once all final details, including maximum number of share awards to be issued, are known. See “Compensation Guidelines—Variable Remuneration.” We expect that grants will be made under the new DSP in 2019 based on financial results for the year ended December 31, 2018.
Performance share plan (issued in 2015)
Under this plan, shares granted vested at the end of the three-year period, subject to performance conditions, 62.5% based on positive absolute total shareholder return (“TSR”) and 37.5% based on actual compared to budgeted EBITDA minus capital expenditure minus the change in working capital (“Free Cash Flow” or “FCF”). This plan vested early 2018.

Performance share plan (issued in 2016 and 2017)
Shares granted under this PSP vest at the end of the three-year period, subject to performance conditions, 25% based on positive absolute TSR, 25% based on relative TSR and 50% based on actual compared to budgeted Free Cash Flow. The 2016 Plan will vest in March 2019 and the 2017 Plan will vest in March 2020.
Performance share plan (issued in 2018)
At the 2018 AGM, a new PSP for 2018 was approved. Shares granted in March 2018 under this PSP vest at the end of the three-year period, subject to performance conditions, 50% based on operating free cash flow with a specific three-year CAGR target, 25% based on service revenue with a specific three-year CAGR target, and 25% based on relative TSR. The 2018 Plan will vest in March 2021.
Sign-on CEO share plan (issued in 2015 – one off)
As part of his employment contract, MIC S.A.’s CEO (from April 1, 2015) received a sign-on grant of 77,344 shares, which fully vested in March 2018.
Executive share plan (issued in 2015 – one off)
Under this plan, shares were granted to the CEO and CFO based on an allocated holding of 3,333 (CEO) and 2,000 (CFO) shares for which vesting occurs based on three components, at multipliers based on market conditions for two of the components (TSR) and performance conditions for the third component (actual compared to budgeted FCF). The maximum number of shares that might vest under the plan is 26,664 (CEO) and 14,000 (CFO). As of December 31, 2017, the shares granted under this plan were fully vested.
The plan awards and shares expected to vest under the SIPs that have been approved are as follows:

	2018 plans		2017 plans		2016 plans		2015 plans
	Performance plan	Deferred plan (2)	Performance plan	Deferred plan	Performance plan	Deferred plan	Performance plan	Executive plan	CEO plan	Deferred plan
			(number of shares)
Initial shares granted	237,196	262,317	279,807	438,505	200,617	287,316	98,137	40,664	77,344	237,620
Additional shares granted(1)	—	3,290	2,868	29,406	—	—	—	—	3,537	—
Revision for forfeitures	(13,531)	(18,086)	(34,556)	(74,325)	(49,164)	(77,924)	(37,452)	—	—	(68,121)
Revision for cancellations	(4,728)	—	—	—	—	—	—	—	—	—
Total before issuances	218,927	247,521	248,119	393,586	151,453	209,392	60,685	40,664	80,881	169,499
Shares issued in 2016	—	—	—	—	(1,214)	(1,733)	(771)	—	(25,781)	(38,745)
Shares issued in 2017	—	—	—	(2,686)	(752)	(43,579)	(357)	—	(28,139)	(30,124)
Shares issued in 2018	(97)	(18,747)	(2,724)	(99,399)	(2,050)	(46,039)	(27,619)	(19,022)	(26,961)	(100,630)
Performance conditions	—	—	—	—	—	—	(31,938)	(21,642)	—	—
Shares still expected to vest	218,830	228,774	245,395	291,501	147,437	118,041	—	—	—	—
Estimated cost over the vesting period (US$ millions)	12	14	9	20	8	12	4	2	6	12

(1)	Additional shares granted represent grants made for new joiners and/or as per CEO contractual arrangements.

(2)	The initial shares granted under the 2018 plans were granted in the first quarter of 2018. The shares granted under the 2018 DSP were based on financial results for the year ended December 31, 2017.
C.    Board Practices

MIC S.A.’s Articles of Association provide that the Board of Directors must comprise at least six members. The members of the Board of Directors are elected at the AGM which, as required by MIC S.A.’s Articles of Association and the Luxembourg law of August 10, 1915 on Commercial Companies (as amended), must be held within six months of the end of the fiscal year. At the AGM held May 4, 2018, the number of MIC S.A.’s directors was set at eight and the current directors and the Chairman were elected until the time of the next AGM. At the AGM held on January 7, 2019 the resignation of two of the former Directors was accepted and two replacement Directors were elected until the time of the next AGM.
MIC S.A.’s Board of Directors has developed, and continuously evaluates, work procedures in line with the corporate governance rules of the Swedish Code of Corporate Governance (the “Swedish Code”) applicable to listed companies. MIC S.A. is subject to the Swedish Code as a company with its shares listed on the Nasdaq Stockholm, where they trade in the form of Swedish Depository Receipts (“SDRs”). From January 9, 2019, MIC S.A. is subject to the listing rules of the Nasdaq Stock Market in the US where its shares are traded.
MIC S.A.’s Board of Directors is responsible for deciding Millicom’s strategy, financial objectives and operating plans and for oversight of governance. The Board of Directors also plans for management succession of the CEO and reviews plans for other senior management positions.
The Board of Directors selects the CEO, who is charged with the daily management of the Company and its business. The CEO is responsible for recruiting, and the Chairman of the Board is responsible for approving, the senior management of the Company. The Board reviews and approves plans for key senior management positions, and the Board supervises, supports and empowers the Executive Committee and monitors its performance. In addition to corporate law rules applicable in Luxembourg, the Swedish Code sets out that the division of work between the Board and the CEO is primarily set out in “The Rules of Procedure and Instruction to the CEO”.
The Board conducts an annual performance review process, wherein each Board member’s personal performance is also reviewed. The review process involves an assessment of the Board’s and its committees’ actions and activities during the year against the Board’s mandate as determined in the Board Charter (and those of its various committees). MIC S.A.’s Board of Directors also evaluates the performance of the CEO annually.
The work conducted by MIC S.A.’s Board of Directors is supported by the following committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Compliance and Business Conduct Committee; and

•	the Nomination Committee.
The Board and each of its Committees have written approved charters which set out the objectives, limits of authority, organization and roles and responsibilities of the Board and its Committees.
Audit Committee. MIC S.A.’s Board of Directors has delegated to the Audit Committee, as reflected in its charter, the responsibilities for oversight of the robustness, integrity and effectiveness of financial reporting, risk management, internal controls, internal audit, the external audit process, as well as compliance with related laws and regulations. The Audit Committee focuses particularly on compliance with financial requirements, accounting standards and judgments, appointment and independence of the external auditors, transactions with related parties (including major shareholders), the effectiveness of the internal audit function, the Millicom Group’s approach to risk management and ensuring that an efficient and effective system of internal controls is in place. Ultimate responsibility for reviewing and approving MIC S.A.’s Annual Report and Accounts remains with the Board. The members of the Audit Committee are Mr. Eliasson (Chairman and financial expert), Ms. Erenbjerg, Mr. Ríos García, and Mr. Thompson.

Compensation Committee. Pursuant to its charter, the Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation of the CEO and the other senior managers as well as management succession planning. The evaluation of the CEO is conducted by the Compensation Committee. The evaluation criteria and the results of the evaluation are then discussed by the Compensation Committee Chairman with the entire Board. The members of the Compensation Committee are Mr. Norling (Chairman), Mr. Ríos García and Mr. Thompson.
The Board, based on guidelines by the Compensation Committee, proposes the remuneration of senior management. Remuneration of the CEO requires Board approval. The guidelines for remuneration of senior management, including short-term incentive plans (“STI”) and long-term incentive plans (“LTI”), and the share-based incentive plans for Millicom’s employees are approved by the shareholders at the AGM.
Compliance and Business Conduct Committee. MIC S.A.’s Compliance and Business Conduct Committee oversees and makes recommendations to the Board regarding the Millicom Group’s compliance programs and standards of business conduct. More specifically, the Compliance and Business Conduct Committee:

•	monitors the Millicom Group’s compliance program, including the activities performed by the compliance team and its interaction with the rest of the organization;

•	monitors the results of investigations resulting from cases brought through the Millicom Group’s ethics line or otherwise;

•	oversees allocation of resources and personnel to the compliance area;

•	assesses the Millicom Group’s performance in the compliance area; and

•	ensures that the Millicom Group maintains proper standards of business conduct.
The members of the Compliance and Business Conduct Committee are Ms. Davidson (Chairman), Mr. Almeida and Mr. Norling.
Nomination Committee. The Nomination Committee is appointed by the major shareholders of MIC S.A. It is not a committee of the MIC S.A. Board. The Nomination Committee’s role is to propose decisions to the shareholders’ meeting in a manner which promotes the common interests of all shareholders. The Nomination Committee has a term of office commencing at the time of its formation each year and ending when a new Nomination Committee is formed. Nomination Committee proposals to the AGM include:

•	The number of members of the Board of Directors, the candidates to be elected or re-elected as Directors of the Board and Chairman of the Board and their remuneration;

•	Appointment and remuneration of the external auditor;

•	Proposal of the Chairman of the AGM; and

•	The procedure for the appointment of the Nomination Committee
Under the terms of the Procedure on Appointment of the Nomination Committee and Determination of the Committee, the Nomination Committee consists of at least three members, appointed by the largest shareholders of Millicom who wish to assert the right to appoint a member. The current Nomination Committee was formed on July 31, 2018. In accordance with the resolution of the 2018 AGM, Cristina Stenbeck, representing Kinnevik, convened a Nomination Committee consisting of members appointed by Millicom’s larger shareholders. The members of the Nomination Committee are Cristina Stenbeck, appointed by Kinnevik; Scott Cobb, appointed by Southeastern Asset Management; and John Hernander, appointed by Nordea Funds. The members of the Nomination Committee appointed Cristina Stenbeck as Committee Chairman at their first meeting.

Code of Conduct. The Millicom Group’s Code of Conduct is adopted and approved by the Board of Directors. All directors, officers and employees must sign a statement acknowledging that they have read, understood and will comply with the Code of Conduct. Furthermore, all of our directors, officers and employees must complete an annual training on the Code of Conduct.
Directors’ Service Agreements. None of MIC S.A.’s current directors have entered into service agreements with the Millicom Group or any of its subsidiaries providing for benefits upon termination of their respective directorships.
NASDAQ corporate governance exemptions
As a foreign private issuer incorporated in Luxembourg with its principal listing on the Nasdaq Stockholm, Millicom follows the laws of the Grand Duchy of Luxembourg, its “home country” corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market’s Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders, the composition and independence requirements of the Nominations Committee and the Compensation Committee and the requirement to have regularly scheduled meetings at which only independent directors are present. The Nasdaq Stock Market’s rules provide for a quorum of no less than 33 1/3% of Millicom’s outstanding shares. However, Millicom’s Articles of Association provide that no quorum is required. The Nasdaq Stock Market’s rules provide for the involvement of independent directors in the selection of director nominees. However, Millicom relies on its home country practices, in lieu of this requirement, which permit its director nominations committee to be comprised of shareholder representatives. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nomination Committee.” The Nasdaq Stock Market’s rules require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation Committee, Millicom will be relying on its home country practices, in lieu of this requirement, which do not require the Compensation Committee to be comprised solely of directors who qualify as independent for such purposes. The Nasdaq Stock Market’s rules require listed companies to have regularly scheduled meetings at which only independent directors are present. However, Millicom follows its home country practices instead, which do not impose such a requirement.
D.    Employees
On average, the Millicom Group had approximately 20,403 employees in 2018, 19,127 employees in 2017 and 17,985 employees in 2016. Management believes that relations with the employees are good. Some of our employees belong to a union and approximately 27% of our employees participated in collective agreements on average during 2018. The temporary employees of the Company corresponded to 8% of the average total number of employees in 2018.
E.    Share Ownership
The table below sets forth information regarding the beneficial ownership of our common shares as of January 31, 2019, by our directors and senior management. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of common shares.

Shareholder	Common Shares	Percentage of Common Shares
Mr. José Antonio Ríos García, Chairman of the Board of Directors	1,623	—%
Ms. Pernille Erenbjerg, Deputy Chairman	—	—%
Mr. Odilon Almeida, Director	3,176	—%
Ms. Janet Davidson, Director	2,518	—%
Mr. Tomas Eliasson, Director	3,763	—%
Mr. Lars-Åke Norling, Director	507	—%
Mr. Roger Solé Rafols, Director	1,623	—%
Mr. James Thompson, Director	6,941	—%
Mr. Mauricio Ramos, President and Chief Executive Officer	122,310	—%
Mr. Tim Pennington, Senior Executive Vice President, Chief Financial Officer	15,933	—%
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America	19,309	—%
Mr. Mohamed Dabbour, Executive Vice President, Head of Africa Division	4,525	—%
Mr. Xavier Rocoplan, Executive Vice President. Chief Technology and Information Officer	26,935	—%
Ms. Rachel Samrén, Executive Vice President, Chief External Affairs Officer	2,627	—%
Mr. Salvador Escalon, Executive Vice President, General Counsel	14,712	—%
Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer	-	—%
Mr. HL Rogers, Executive Vice President, Chief Ethics and Compliance Officer	741	—%
Directors and members of the Executive Committee as a group	227,243	—%

* less than 1%
None of the members the Company’s Board of Directors owns any options of the Company. The Company’s senior management and other key personnel do not own options or rights to purchase common shares under the share-based incentive plans. For more information, see “—B. Compensation.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.
The table below sets out beneficial ownership of our common shares (directly or through SDRs), par value $1.50 each, by each person who beneficially owns more than 5% of our common stock at December 31, 2018.

Name of Shareholder	Common Shares	Percentage of Share Capital
Kinnevik(1)	37,835,438	37.2%
Dodge & Cox(2)	8,128,305	8.0%
Southeastern Asset Management, Inc.(3)	5,852,130	5.8%

(1)
As of December 31, 2018, Kinnevik held 37,835,438 of our common shares (37.2% of common shares then outstanding). As of December 31, 2017, Kinnevik held 37,835,438 of our common shares (37.2% of common shares then outstanding). As of December 31, 2017, Kinnevik held 37,835,438 of our common shares (37.2% of common shares then outstanding).

(2)
As of December 31, 2018, Dodge & Cox held 8,128,305 of our common shares (8.0% of common shares then outstanding). As of December 31, 2017, Dodge & Cox held 10,744,648 of our common shares (10.6% of common shares then outstanding). As of December 31, 2016, Dodge & Cox held 11,133,236 of our common shares (10.9% of common shares then outstanding).

(3)
As of December 31, 2018, Southeastern Asset Management, Inc. held 5,852,130 of our common shares (5.8% of common shares then outstanding). As of December 31, 2017 and 2016, Southeastern Asset Management, Inc. held less than 5% of common shares then outstanding.

Except as otherwise indicated, the holders listed above (“holders”) have sole voting and investment power with respect to all shares beneficially owned by them. The holders have the same voting rights as all other holders of MIC S.A. common stock. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by the holders on a given date, any security which such holder has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of share options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
Based upon the SDR ownership reported by Euroclear Sweden AB, as of December 31, 2018 there were 236 SDR holders in the United States holding 28,637,878 SDRs (representing 28.1% of the outstanding share capital as of such date). According to the records held by American Stock Transfer & Trust Company (“AST”) reported as of December 31, 2018, there were 82 shareholders in the United States holding 4,435,191 common shares (representing 4.3% of the outstanding share capital as of such date).
However, these figures may not be an accurate representation of the number of beneficial holders nor their actual location because most of the common shares and SDRs were held for the account of brokers or other nominees.
B.    Related Party Transactions
The disclosure as to related party transactions in our audited consolidated financial statements is in some respects broader than that required by Form 20-F. As required by Form 20-F, “related parties” includes enterprises that control, are controlled by or are under common control with MIC S.A., associates, individuals owning directly or indirectly an interest in the voting power of the Company that gives them significant influence over MIC S.A., close family members of such persons, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by certain of the persons listed above. For the purposes of note G.5 to our audited consolidated financial statements, related parties also includes the entities described below, which is beyond the scope of the Form 20-F definition. Nonetheless, for purposes of consistency of presentation, we use the broader definition of related parties used in our audited consolidated financial statements for purposes of this Item 7.B.
The Company conducts transactions with certain related parties on normal commercial terms and conditions. The Millicom Group’s significant related parties are:
Kinnevik and subsidiaries, MIC S.A.’s largest shareholder;
Helios Towers Africa Ltd, in which Millicom holds a direct or indirect equity interest;
EPM and subsidiaries, Millicom’s partner in our Colombian operations;
Miffin Associates Corp and subsidiaries, Millicom’s joint venture partner in Guatemala.
Cable Onda partners and subsidiaries, the non-controlling shareholders in our Panama operations.

Kinnevik
At December 31, 2018, Kinnevik was the beneficial owner of approximately 37.2% of MIC S.A.’s share capital. Kinnevik is a Swedish company with interests in the telecommunications, media, publishing, paper and financial services industries. During 2018 and 2017, Kinnevik did not purchase any MIC S.A. shares. There are no significant loans made by Millicom to or for the benefit of Kinnevik or Kinnevik controlled entities.
During fiscal 2018, fiscal 2017 and fiscal 2016, the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services. Transactions and balances with Kinnevik Group companies are disclosed under Other in the tables below.
Helios Towers
Millicom sold its tower assets and leased back a portion of space on the towers in several African countries and contracted for related operation and management services with HTA. The Millicom Group has future lease commitments in respect of the tower companies. At December 31, 2018, Millicom owned 22.8% of the outstanding common shares of HTA.
Empresas Públicas de Medellín (EPM)
EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia.
Miffin Associates Corp (Miffin)
The Millicom Group purchases and sells products and services from Miffin Group. Transactions with Miffin represent recurring commercial operations such as purchase of handsets, and sale of airtime.
Cable Onda Partners
Our partners in Panama are the non-controlling shareholders of Cable Onda and own 20% of the company. Additionally, they also hold interests in several entities which have purchasing and selling recurring commercial operations with Cable Onda (such as the sale of content costs, delivery of broadband services, etc.).
The Company had the following expenses and income and gains from transactions with related parties for the periods indicated:

Expenses from transactions with related parties	Year ended December 31
	2018	2017	2016
	(US$ millions)
Purchases of goods and services from Miffin	(173)	(181)	(167)
Purchases of goods and services from EPM	(40)	(36)	(22)
Lease of towers and related services from Helios	(28)	(28)	(35)
Other expenses	(3)	(4)	(9)
Total	(244)	(250)	(233)

	Year ended December 31
Income and gains from transactions with related parties	2018	2017	2016
	(US$ millions)
Sale of goods and services to EPM	17	18	18
Sale of goods and services to Miffin	284	277	261
Other revenue	2	1	10
Total	303	295	289

As at December 31, the Company had the following balances with related parties:

	2018	2017
	(US$ millions)
Non-current and current liabilities
Payables to Guatemala joint venture(i)	315	273
Payables to Honduras joint venture(ii)	143	135
Payables to EPM	14	3
Other accounts payable	9	10
Sub-total	482	421
Finance lease liabilities to tower companies(iii)	99	108
Total	580	529

(i)	Shareholder loans bearing interests. Out of the amount above, US$135 million are due over more than one year.

(ii)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared later in 2019 and/or shareholder loans.

(iii)	Disclosed under Debt and other financing in the statement of financial position.

	2018	2017
	(US$ millions)
Non-current and current assets
Receivables from EPM	5	3
Receivables from Guatemala and Honduras joint ventures	20	25
Advance payments to Helios Towers Tanzania	6	8
Receivable from AirtelTigo Ghana(i)	41	40
Other accounts receivable	1	1
Total	73	77

(i)    Disclosed under Other non-current assets in the statement of financial position.

C.    Interests of Experts and Counsel
Not applicable to Annual Report filing.
ITEM 8. FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
Financial Statements
Consolidated financial statements are set forth under “Item 18. Financial Statements.”
Legal Proceedings
General litigation
In the ordinary course of business, Millicom is a party to various litigation or arbitration matters in each jurisdiction in which we operate. The principal categories of litigation to which we are subject include the following:

•
commercial claims, which include claims from third-party dealers, suppliers and customers alleging breaches or improper terminations of commercial agreements, or the charging of fees not in compliance with applicable law;

•	regulatory claims, which consist primarily of consumer claims, as well as complaints regarding the locations of antennae and other equipment, mostly in Colombia and El Salvador; and

•	labor and employment claims, including claims for wrongful termination and unpaid severance or other benefits.
By category of litigation, commercial claims account for a majority of the litigation matters to which we are party by both number of cases and total potential exposure based on the amount claimed.
By geography, litigation matters in Colombia represent a majority of the litigation matters to which we are party by both number of cases and total potential exposure. This is due to the size of our operations in Colombia, the comparatively high general prevalence of litigation there, and consumer protection and quality of service regulations which facilitate claims against telecommunications companies.
For additional details, see note G.3.1 of our audited consolidated financial statements.
Tax disputes
In addition to the litigation matters describe above, we have ongoing tax claims and disputes in most of our markets. Generally, these disputes relate to differences with the tax authorities following their completion of audits for prior tax years dating back to 2007 or challenges by the tax authorities to our interpretation of tax regulations. Examples of these challenges and disputes relate to issues such as the following:

•	the applicability, deductibility or reporting of VAT or sales tax in Chad, Ghana, Honduras, Senegal and Tanzania;

•	withholding tax payable on commissions and services fees in Bolivia, Chad, El Salvador, Guatemala, Honduras, Paraguay and Tanzania;

•	the application of stamp tax on dividend payments in Guatemala;

•	the deductibility of expenses and interest on shareholder loans and other debt instruments in El Salvador and Honduras;

•	the deductibility of management, royalty and service fees paid to MIC S.A. by our operations in Bolivia, Costa Rica, El Salvador, Ghana, Honduras and Tanzania;

•	deductibility of commissions and discounts on handsets in Honduras; and

•	the deductibility of expenses for depreciation and amortization in Colombia, Guatemala and Paraguay.
In many instances, the tax authorities seek to impose substantial penalties and interest charges while the disputed amounts remain unpaid, as we seek resolution through negotiations or court proceedings, resulting in significantly higher total claims than we expect the tax authorities will receive once the matter has been finally resolved. We work with the local tax authorities to substantiate claims or negotiate settlement amounts to close an audit, except in those instances where we are challenging or appealing the tax authorities’ claims.
For additional details, see note G.3.2 of our audited consolidated financial statements.

Dividend and Share Buyback Program(s)
Holders of MIC S.A. common shares (and SDRs) are entitled to receive dividends proportionately when, as and if declared by the Company’s Board of Directors and approved by shareholders at the AGM, subject to Luxembourg legal reserve requirements, as well as restrictions in the agreements governing our indebtedness.
On February 7, 2019, MIC S.A.’s Board of Directors decided to propose to shareholders at the AGM a dividend distribution of $2.64 per share to be paid in two equal installments in May and November 2019, out of Millicom profits for the year ended December 31, 2018. The AGM to vote on this matter is scheduled for May 2, 2019.
On May 4, 2018, a dividend distribution of $2.64 per share (or $266,022,071 in the aggregate) from MIC S.A.’s profit or loss brought forward account at December 31, 2017, was approved by the shareholders at the AGM to be distributed in two equal installments, one of which was paid on May 15, 2018 and the other of which was paid on November 14, 2018.
On May 4, 2017, a dividend distribution of $2.64 per share (or $265,416,542 in the aggregate) from MIC S.A.’s profit or loss brought forward account at December 31, 2016, was approved by the shareholders at the AGM and distributed on May 12, 2017.
On May 17, 2016, a dividend distribution of $2.64 per share (or $264,870,970 in the aggregate) from MIC S.A.’s profit or loss brought forward account at December 31, 2015, was approved by the shareholders at the AGM and distributed on May 25, 2016.
B.    Significant Changes
No significant changes have occurred other than as described in this Annual Report since the date of our most recent audited financial statements.
ITEM 9. THE OFFER AND LISTING
A.    Offer and Listing Details
The principal trading market of MIC S.A.’s shares is currently NASDAQ Stockholm, where MIC S.A.’s shares are listed and trade in the form of SDRs. Each SDR represents one share. MIC S.A. does not intend to list its SDRs on any national securities exchange in the United States.

Since January 9, 2019, MIC S.A.’s common shares have been listed on the Nasdaq Stock Market’s Global Select Market (the “Nasdaq Global Select Market”) in the United States. MIC S.A.’s common shares had previously been listed on the Nasdaq Global Select Market until May 27, 2011.

B.    Plan of Distribution
Not applicable to Annual Report filing.
C.    Markets
The SDRs are listed on the main market of NASDAQ Stockholm under the symbol “MIC_SDB.” NASDAQ Stockholm is a regulated market in accordance with the Swedish Securities Market Act and is subject to regulation and supervision by the Swedish Financial Supervisory Authority. The Swedish Securities Market Act provides for the regulation and supervision of the Swedish securities markets and market participants, and the Swedish Financial Supervisory Authority implements such regulation and supervision.

MIC S.A.’s common shares are listed on the Nasdaq Global Select Market in the United States under the symbol “TIGO.”

D.    Selling Shareholders
Not applicable to Annual Report filing.
E.    Dilution
Not applicable to Annual Report filing.
F.    Expenses of the Issue
Not applicable to Annual Report filing.
ITEM 10. ADDITIONAL INFORMATION
A.    Share Capital
Not applicable to Annual Report filing.
B.    Memorandum and Articles of Association
Articles of Association
Registration and Object
Millicom International Cellular S.A. is a public limited liability company (société anonyme) governed by the Luxembourg law of August 10, 1915 on Commercial Companies (as amended), incorporated on June 16, 1992, and registered with the Luxembourg Trade and Companies’ Register (Registre du Commerce et des Sociétés de Luxembourg) under number B 40.630.
The articles of association of MIC S.A. define its purpose inter alia as follows: “... to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise”.
Directors
Restrictions on Voting
If a director has a personal material interest in a proposal, arrangement or contract to be decided by MIC S.A., the articles of association provide that the validity of the decision of MIC S.A. is not affected by a conflict of interest existing with respect to a director. However, any such personal interest must be disclosed to the Board of Directors ahead of the vote and the relevant director shall abstain from considering and voting on the relevant issue. Such conflict of interest must be reported to the next general meeting of shareholders.
Compensation and Nomination
The decision on annual remuneration of directors (“tantièmes”) is reserved by the articles of association to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, directors may vote on the number of shares they own, including the shares allotted under any share based compensation scheme.
The Nominations Committee makes recommendations for the election of directors to the AGM. At the AGM, shareholders may vote for or against the directors proposed or may abstain. The Nominations Committee reviews and recommends the directors’ fees which are approved by the shareholders at the AGM.
Borrowing Powers

The directors generally have unrestricted borrowing powers on behalf of and for the benefit of MIC S.A.
Age Limit
There is no age limit for being a director of MIC S.A. Directors could be elected for a maximum period of six years, but the Company has followed the practice of electing them annually at the AGM.
Share Ownership Requirements
Directors need not be shareholders in MIC S.A.
Shares
Rights Attached to the Shares
MIC S.A. has only one class of shares, common shares, and each share entitles its holder to:

•	one vote at the general meeting of shareholders,

•	receive dividends when such distributions are decided, and

•
share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right pursuant to Luxembourg corporate law under any share or rights issue for cash, unless the Board of Directors, within the limits specified in the articles of association, or an extraordinary general meeting of shareholders, as the case may be, restricts the exercise thereof.

Redemption of Shares
The articles of association provide for the possibility and set out the terms for the repurchase by MIC S.A. of its own shares, which repurchase must be approved in accordance with applicable law and the rules of any exchange on which MIC S.A.’s shares are listed. A share repurchase plan was approved at our 2018 AGM authorizing the repurchase of shares not exceeding the lower of (i) 5% of MIC S.A.’s outstanding share capital as of the date of the AGM (approximately 5,086,960 shares corresponding to $7,630,440 in nominal value) or (ii) the then available amount of MIC S.A.’s distributable reserves on a parent company basis, in the open market on the Nasdaq Global Select Market US, Nasdaq Stockholm or any other recognized alternative trading platform, and subject to certain restrictions on permissible acquisition price, including that the acquisition price may not be less than SEK 50 per share nor exceed the higher of (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.
Sinking Funds
MIC S.A. shares are not subject to any sinking fund.
Liability for Further Capital Calls
All of the issued shares in MIC S.A.’s capital are fully paid up. Accordingly, none of MIC S.A.’s shareholders are liable for further capital calls.
Principal Shareholder Restrictions
There are no provisions in the articles of association that discriminate against any existing or prospective holder of MIC S.A.’s shares as a result of such shareholder owning a substantial number of shares.
Changes to Shareholder’s Rights
In order to change the rights attached to the shares of MIC S.A., an extraordinary general meeting of shareholders must be duly convened and held before a Luxembourg notary, as under Luxembourg law such change requires an amendment of the articles of association. A quorum of presence of at least 50% of the shares present or represented is required at a meeting held after the first convening notice, whereas there is no quorum of presence requirement at a meeting held after the second convening notice. Any decision must be taken by a majority of two thirds of the shares present or represented at the general meeting. Any change to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.
Shareholders’ Meetings
General meetings of shareholders are convened by convening notice published in the Luxembourg Official Gazette (Journal des Publications, Recueil Electronique des Sociétés et Associations), in a Luxembourg newspaper, in short version in the Swedish newspaper SvD, as a press release and on the Millicom website. According to article 18 of the articles of association of MIC S.A., the Board of Directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year within six months of the end of the financial year, at the registered office of the Company or any other place in Luxembourg as may be specified in the convening notice. Other meetings can be convened as necessary.

Limitation on Securities Ownership
There are no limitations imposed under Luxembourg law or the articles of association on the rights of non-resident or foreign entities to own shares of the Company or to hold or exercise voting rights on shares of the Company.
Change of Control
There are no provisions in the articles of association of the Company that would have the effect of delaying, deferring or preventing a change in control of MIC S.A. and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company, or any of its subsidiaries.
Luxembourg laws impose the mandatory disclosure of an important participation in Millicom and any change in such participation.
Disclosure of Shareholder Ownership
As required by the Luxembourg law on transparency obligations of January 11, 2008, as amended (the “Transparency Law”), a shareholder who acquires or disposes of shares, including depositary receipts representing shares in the Company’s capital must notify the Company’s Board of Directors of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reaches, exceeds or falls below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applies to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law.
C.    Material Contracts
6% Senior Notes
On March 11, 2015, MIC S.A. issued a $500 million 6% fixed interest rate bond that matures on March 15, 2025. The bond was issued pursuant to the Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018, included as Exhibit 4.1 to this Annual Report.
5.125% Senior Notes
On September 20, 2017, MIC S.A. issued a $500 million 5.125% fixed interest rate bond that matures on January 15, 2028. The bond was issued pursuant to the Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018, included as Exhibit 4.2 to this Annual Report.
Revolving Credit Facility

MIC S.A. has a $600 million revolving credit facility that matures on January 27, 2022. The facility is governed by the multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated January 27, 2017, included as Exhibit 4.3 to this Annual Report.
Stock Purchase Agreement for Cable Onda
On October 7, 2018, MIC LIH, MIC S.A. (solely for the purposes of Section 9.18), Medcom and Telecarrier entered into a stock purchase agreement, which was amended and restated on December 12, 2018 by MIC LIH, MIC S.A. (solely for the purposes of Section 9.18) and the Sellers, with an effective date of October 7, 2018, pursuant to which, subject to the terms and conditions contained therein, Millicom purchased 80% of the shares of Cable Onda S.A., a company incorporated under the laws of Panama (“Cable Onda”), from Sellers for $956 million in cash on December 13, 2018, subject to customary purchase price adjustments. The amended and restated stock purchase agreement is included as Exhibit 4.4 to this Annual Report.

Cable Onda Bridge Facility
MIC S.A. has a $1,000,000,000 bridge term loan facility that matures on October 7, 2019 (unless extended for a period not exceeding six months), which was established in connection with the Cable Onda Acquisition (the "Cable Onda Bridge Facility"). The facility is governed by the bridge term facility agreement for Millicom International Cellular S.A. arranged by BNP Paribas Fortis SA/NV, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and The Bank Of Nova Scotia dated October 7, 2018, included as Exhibit 4.5 to this Annual Report. Out of this facility, US$750,000,000 were canceled in December 2018.
6.625% Senior Notes
On October 16, 2018, to help finance the Cable Onda Acquisition, MIC S.A. issued $500 million aggregate principal amount of 6.625% fixed interest rate notes that mature on October 15, 2026. The notes were issued pursuant to the Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018, included as Exhibit 4.6 to this Annual Report.
D.    Exchange Controls
There are no governmental laws, decrees, regulations or other legislation of Luxembourg that may affect:

•	the import or export of capital including the availability of cash and cash equivalents for use by the Millicom Group, or

•	the remittance of dividends, interests or other payments to non-resident holders of MIC S.A.’s securities other than those deriving from the U.S.-Luxembourg double taxation treaty.
E.    Taxation
Luxembourg Tax Considerations
The following information is of a general nature only on certain tax considerations effective in Luxembourg in relation to holders of shares in respect of the ownership and disposition of shares in MIC S.A., and does not purport to be a comprehensive description of all of the tax considerations that might be relevant to an investment decision in such company. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. The information contained herein is based on the laws presently in force in Luxembourg on the date hereof, and thus subject to any change in law that may take effect after such date. Shareholders in MIC S.A. should therefore consult their own professional advisers as to the effects of state, local or foreign laws, including Luxembourg tax law, to which they may be subject.
Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy, impost or other charge or withholding of a similar nature, or to any other concepts, refers to Luxembourg tax law or concepts only. Further, any reference to a resident corporate shareholder/taxpayer includes non-resident corporate shareholders/taxpayers carrying out business activities through a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which assets would be attributable. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Corporate shareholders may further be subject to net wealth tax (impôts sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

(a)    Luxembourg withholding tax on dividends paid on MIC S.A. shares
Dividends distributed by MIC S.A. will in principle be subject to Luxembourg withholding tax at the rate of 15%.
Luxembourg resident corporate holders
No dividend withholding should apply on dividends paid by MIC S.A. to a Luxembourg resident company if the conditions of Article 147 of the Luxembourg income tax law (“LITL”) are met, meaning that the Luxembourg residence corporate holder should be a fully taxable entity within the meaning of article 159 LITL holding shares which meets the qualifying participation test (10% of the share capital or acquisition price of the shares of at least € 1.2 million held or committed to be held for a minimum of 12 months).
Luxembourg resident individual holders
Luxembourg withholding tax on dividends paid by MIC S.A. to a Luxembourg resident individual holder may entitle such holder to a tax credit for the tax withheld.
Non-Luxembourg resident holders
Non-Luxembourg resident shareholders of MIC S.A. should benefit from a withholding tax exemption if the conditions of Article 147 LITL are met, meaning 10% shareholding or share acquisition price of € 1.2 million, 12 months holding period and that the non-Luxembourg resident should either be (i) an entity which fall within the scope of Article 2 of the European Council Directive 2011/96/EU, as amended (the “Parent-Subsidiary Directive”) and which are not excluded to benefit from this directive under its mandatory general anti-avoidance rule as implemented in Luxembourg, or (ii) corporate holder subject to a tax comparable to Luxembourg corporate income tax and which are resident in a country having concluded a double tax treaty with Luxembourg, or (iii) corporate holder subject to a tax comparable to Luxembourg corporate income tax resident in a State member of the European Economic Area other than a Member State of the EU of (iv) corporate holder resident in Switzerland subject to corporate income tax in Switzerland without benefiting from a tax exemption.
Non-Luxembourg resident holders which do not fall within the scope of Article 147 LITL withholding tax exemption but resident in a State with which Luxembourg has concluded a double tax treaty may claim for a reduce withholding tax under the conditions set forth in the relevant double tax treaty.
In the case the non-Luxembourg resident holder fulfills the requirements to benefit from a withholding tax exemption or is entitled to a reduced withholding tax under an applicable double tax treaty but has been subject to this 15% withholding tax it may claim a refund from the Luxembourg tax administration.
(b)    Luxembourg income tax on dividends and capital gains received from MIC S.A. shares
Fully taxable resident corporate shareholders

For resident corporate taxpayers, dividends (and other payments) derived from shares held in a company and capital gains realized on the sale of shares in a company are, in principle, fully taxable and thus subject to a combined corporate income tax rate of 26.01% (for resident corporate taxpayers established in Luxembourg City), except that, as described in further detail below, (i) dividends can benefit either from a full exemption if the conditions of article 166 LITL are met or from a 50% exemption if the conditions of Article 115 (15a) LITL are met, and (ii) capital gains realized by resident corporate shareholders are fully exempt if the conditions of the Grand Ducal Decree of December 21, 2002, (as amended) are fulfilled.
Under the Luxembourg participation exemption on dividends as implemented by Article 166 LITL, dividends derived from shares may be exempt from income tax at the level of the resident corporate shareholder if cumulatively, (i) the shareholder is either (a) a fully taxable resident collective entity taking one of the forms listed in the appendix to paragraph 10 of Article 166 LITL, (b) a fully taxable resident corporation not listed in the appendix to paragraph 10 of Article 166 LITL, (c) a permanent establishment of a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (d) a permanent establishment of a corporation resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, or (e) a permanent establishment of a corporation or a cooperative society resident in a State party to the European Economic Area Agreement other than a Member State of the European Union, (ii) the subsidiary is either (a) a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (b) a fully taxable resident corporation not listed in the appendix to paragraph (10) of Article 166 LITL, or (c) a non-resident corporation fully subject to a tax corresponding to the Luxembourg corporate income tax, and (iii) the shareholder has held or commits itself to hold, for an uninterrupted period of at least 12 months in both comparison periods, a participation representing at least 10% in the share capital of the subsidiary or an acquisition price of at least €1.2 million. Liquidation proceeds are deemed to be a received dividend and may be exempt under the same conditions. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the amount held in the net assets invested in that tax transparent entity.
The Luxembourg participation exemption regime may be denied if the income is (i) deductible in the other EU Member State paying such income or (ii) paid as part of an arrangement or a series of arrangements that, having been put into place with the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the Parent-Subsidiary Directive, is not genuine having regard to all relevant facts and circumstances. For the purposes of this anti-avoidance rule, an arrangement, which may comprise several steps or parts, or a series of arrangements, is considered as not genuine to the extent that it is not put into place for valid commercial reasons that reflect economic reality.
Expenses, including interest expenses and impairments, in direct economic relation with the shareholding held by a resident corporate shareholder should not be deductible for income tax purposes up to the amount of any exempt dividend derived during the same financial year. Expenses exceeding the amount of the exempt dividend received from such shareholding during the same financial year should remain deductible for income tax purposes.
If the conditions of the Luxembourg participation exemption, as described above, are not met, 50% of the gross amount of dividends may however be exempt from corporate income tax in accordance with Article 115 (15a) LITL if such dividends are received from (i) a fully taxable corporation resident in Luxembourg, (ii) a corporation (a) resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, and (b) fully subject to a tax corresponding to the Luxembourg corporate income tax, or (iii) a company resident in a Member State of the European Union and referred to in Article 2 of the Parent-Subsidiary Directive.
Capital gains realized on shares by resident corporate shareholders may be exempt from corporate income tax if the conditions mentioned above under the Luxembourg participation exemption on dividends are met, except that the acquisition price must be of at least €6 million instead of €1.2 million. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the amount held in the net assets invested in that tax transparent entity. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

Capital gains realized upon the disposal of shares should remain taxable for an amount corresponding to the sum of the expenses related to the shareholding and impairments recorded on the shareholding that reduced the taxable basis of the resident corporate shareholder in the year of disposal or in previous financial years.
Resident corporate shareholders with a special tax regime
A resident corporate shareholder that is governed by the law of May 11, 2007, on Family Estate Management Companies (as amended) or by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or by the law of July 23, 2016, on Reserved Alternative Investment Funds not having the exclusive purpose of investing in risk capital, is not subject to Luxembourg income tax; thus, neither dividends (and other payments) derived from shares held in a company nor capital gains realized on the sale or disposal, in any form whatsoever, of shares in a company, are taxable at the level of such resident corporate shareholders.

Resident individual shareholders
For resident individual shareholders, dividends derived from shares and capital gains realized on the sale of shares are, in principle, subject to income tax at the progressive ordinary rate (with a current effective marginal rate of up to 42%). Such income tax rate is increased by 7% for income not exceeding €150,000 for single taxpayers and €300,000 for couples taxed jointly, and by 9% for income above these amounts. In addition, a 1.4% dependence insurance contribution is due.
50% of the gross amount of dividends derived from shares may however be exempt from income tax, if the conditions laid down under Article 115 (15a) LITL, as described above, are complied with. In addition, a total lump-sum of €1,500 (which is doubled for taxpayers who are jointly taxable) is deductible from the total of dividends received during the tax year.
Capital gains realized on the disposal of the shares by resident individual shareholders who act in the course of the management of their private wealth, will in principle only be taxable if said capital gains qualify either as speculative gains or as gains on a substantial participation. A disposal may include a sale, an exchange, a contribution or any other kind of alienation of shares. Capital gains are deemed to be speculative if the shares are disposed within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains realized during the year that are equal to, or are greater than, €500 are subject to income tax at ordinary rates. A participation is deemed to be substantial where a resident individual shareholder holds, either alone or together with his spouse, his partner or minor children, directly or indirectly, at any time within the 5 years preceding the disposal, more than 10% of share capital of a collective entity. A shareholder is also deemed to alienate a substantial participation if such participation (i) has been acquired free of charge, within the 5 years preceding the transfer, and (ii) was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof may benefit from an allowance of up to €50,000 granted for a ten-year period (which is doubled for taxpayers who are jointly taxable). They are subject to income tax according to the half- global rate method, (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation).
Capital gains realized on the disposal of the Company’s shares by resident individual shareholders, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.
(c)    Other Taxes
Net wealth tax

Whilst non-resident corporate taxpayers may only be subject to net wealth tax on their Luxembourg wealth, resident corporate taxpayers are in principle subject to net wealth tax at the rate of 0.5% for net wealth up to €500 million and at 0.05% for net wealth exceeding this threshold, unless a double tax treaty provides for an exemption or the asset may benefit from the Luxembourg participation exemption regime. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is basically calculated as the difference between (a) assets estimated at their fair market value and (b) liabilities vis-à-vis third parties, unless one of the exceptions mentioned below are satisfied.
A resident corporate shareholder will be subject to net wealth tax on shares, except if (i) the shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a specialized investment fund governed by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or a family wealth management company governed by the Law of May 11, 2007, on Family Estate Management Companies (as amended) or an undertaking for collective investment governed by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005, (as amended) or a reserved alternative investment fund governed by the law of July 23, 2016, or (ii) if the conditions mentioned above for the participation exemption regime on dividend income are met at the end of the previous year (except that no minimum holding period is required).
A resident corporate shareholder may further be subject to either a minimum net wealth tax of €4,815 or to a progressive minimum net wealth tax from €535 to €32,100, which depends on the total assets on their balance sheet. The minimum net wealth tax of €4,815 will be applicable for a resident corporate shareholder, which has a minimum of 90% of fixed financial assets, transferable securities and cash at bank on its balance sheet, except if its accumulated fixed financial assets do in addition not exceed €350,000, in which case it may benefit from a minimum net wealth tax of €535. Items (e.g., real estate properties or assets allocated to a permanent establishment) located in a treaty country, where the latter has the exclusive tax right, are not considered for the calculation of the 90% threshold.
Despite the above mentioned exceptions, the minimum net wealth tax also applies if the resident corporate shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005, (as amended) or a reserved alternative investment fund having the exclusive purpose of investing in risk capital governed by the law of July 23, 2016.
The net wealth tax charge for a given year can be avoided or reduced if a specific reserve, equal to five times the net wealth tax to save, is created before the end of the subsequent tax year and maintained during the five following tax years. The net wealth tax reduction corresponds to one fifth of the reserve created, except that the maximum net wealth tax to be saved is limited to the corporate income tax amount due for the same tax year, including the employment fund surcharge, but before imputation of available tax credits.
Inheritance tax
Where a shareholder is a resident of Luxembourg for tax purposes at the time of his/her death, shares are included in his/her taxable estate for inheritance tax assessment purposes.
Gift tax
Gift tax may be due on a gift or donation of shares if recorded in a Luxembourg notarial deed or otherwise recorded in Luxembourg.
Registration taxes and stamp duties
In principle, neither the issuance of shares nor the disposal of shares is subject to Luxembourg registration tax or stamp duty.

However, a registration duty may be due in the case where (i) the deed acknowledging the issuance/disposal of shares is either attached (annexé) to a deed subject to a mandatory registration in Luxembourg (e.g., public deed) or lodged with a notary’s records (deposé au rang des minutes d’un notaire), or (ii) in case of a registration of such deed on a voluntary basis.
Material U.S. Federal Income Tax Considerations
The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to hold common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our shares, by vote or value;

•	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding common shares in connection with a trade or business conducted outside of the United States.
If an entity that is classified as a partnership for U.S. federal income tax purposes owns common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Luxembourg and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.
A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
Except as described below, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for any taxable year.
Taxation of Distributions
Distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at the favorable tax rate applicable to “qualified dividend income.” U.S. Holders should consult their tax advisers regarding the availability of the favorable tax rate on dividends in their particular circumstances.
Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Dividends will be foreign-source and will include any amount withheld by us in respect of Luxembourg income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, non-refundable Luxembourg income taxes withheld from dividends at a rate not exceeding any applicable rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Luxembourg income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or Other Disposition of Common Shares
For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ending December 31, 2018. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.
If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares will be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution will be subject to taxation in the same manner. If we were a PFIC, certain elections (such as mark-to-market election) may be available that would result in alternative tax consequences of owning and disposing the common shares.
In addition, if we are a PFIC or, with respect to particular U.S. Holder, are treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports on an IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers concerning the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Certain U.S. Holders who are individuals or specified entities may be required to report information on their U.S. federal income tax returns relating to their ownership of our common shares, subject to certain exceptions (including an exception for common shares held in a financial account, in which case the account may be reportable if maintained by a non-U.S. financial institution).
U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of common shares.
F.    Dividends and Paying Agents
Not applicable to Annual Report filing.
G.    Statement by Experts
Not applicable to Annual Report filing.
H.    Documents on Display
Upon the effectiveness of this Annual Report, we will become subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
I.    Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK
Financial risk management
Millicom regularly performs risk management assessments and reviews to identify its major risks and to take the necessary steps to mitigate such risks. The principal market risks to which we are exposed are interest rate risk, foreign currency exchange risk and non-repatriation. Each year Millicom Group Treasury revisits and presents to the Audit Committee updated Treasury and Financial Risks Management policies. The Millicom Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Millicom Group’s performance in line with its Financial Risk Management policy. These policies were last reviewed in late 2018.
As part of the annual review of the above mentioned risks, the Millicom Group targets a strategy with respect to the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Company targets to reach 40% of debt in local currency over the medium term) to maintaining a 70/30% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Millicom Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.
On December 31, 2018 and 2017, the fair value of derivatives held by the Millicom Group may be summarized as follows:

	2018	2017
	(US$ millions)

Derivatives
Cash flow hedge derivatives	—	(56)
Net derivative asset (liability)	—	(56)

Interest rate risk
Debt and financing issued at floating interest rates expose the Millicom Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Millicom Group to fair value interest rate risk. The Millicom Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Millicom Group’s policy is to maintain a combination of fixed and floating rate debt with target for the debt to be distributed between fixed (up to 70%) and variable (up to 30%) rates. The Millicom Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2018, approximately 68% of the Millicom Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2017: 65%).
The table below summarizes, as at December 31, 2018, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2018
Fixed rate financing	140	162	137	436	204	2,036	3,115
Weighted average nominal interest rate	6.35%	6.59%	6.64%	6.61%	4.10%	6.47%	6.34%
Floating rate financing	319	175	266	133	263	309	1,465
Weighted average nominal interest rate	10.28%	5.89%	2.73%	0.49%	4.41%	1.13%	1.98%
Total	458	337	403	569	468	2,345	4,580
Weighted average nominal interest rate	9.08%	6.23%	4.06%	5.18%	4.28%	5.76%	4.95%

The table below summarizes, as at December 31, 2017, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2017
Fixed rate financing	87	365	141	104	396	1,369	2,462
Weighted average nominal interest rate	7.17%	5.52%	8.28%	9.92%	7.73%	7.68%	7.48%
Floating rate financing	98	134	206	327	188	370	1,323
Weighted average nominal interest rate	4.24%	2.37%	8.40%	12.20%	1.98%	2.25%	3.06%
Total	185	500	347	431	584	1,738	3,785
Weighted average nominal interest rate	5.61%	4.68%	8.35%	11.65%	5.88%	6.52%	5.94%

The table below summarizes our fixed rate debt and floating rate debt as at December 31, 2016:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2016
Fixed rate financing	41	85	314	435	720	1,141	2,736
Weighted average nominal interest rate	7.52%	7.54%	5.41%	5.62%	7.11%	8.51%	7.28%
Floating rate financing	39	168	204	213	130	411	1,165
Weighted average nominal interest rate	4.20%	9.46%	3.63%	2.89%	1.21%	3.86%	3.16%
Total	80	252	518	649	850	1,552	3,901
Weighted average nominal interest rate	5.90%	8.81%	4.71%	4.72%	6.20%	7.28%	6.05%

A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2018 would increase or reduce profit before tax from continuing operations for the year by approximately US$15 million (2017: US$13 million).

From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Financial Risk Management policy. Details of these arrangements are provided below.
Interest rate and currency swaps on SEK denominated debt
These swaps were accounted for as a cash flow hedge as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Fluctuations were recorded through other comprehensive income in our financial statements. At December 31, 2017, the fair values of the swaps amounted to a liability of $56 million (December 31, 2016: a liability of $84 million). They matured in April 2018 and were settled against a cash payment of $63 million.
Interest rate and currency swaps on Euro-denominated debt
In June 2013, Millicom entered into interest rate and currency swaps whereby Millicom will sell Euros and receive USD to hedge against exchange rate fluctuations on an intercompany seven-year Euro 134 million principal and related interest financing of its operation in Senegal. The outstanding 2020 Notes were repaid in August 2017 and as a result these swaps have been settled. The year-to-date revaluation of the swap resulted in a $22 million loss. The Millicom Group finally received $10 million in cash on settlement date.
The above hedge was considered ineffective, with fluctuations in the fair value of the hedge recorded through the statement of income in our consolidated financial statements.
No other financial instruments have a significant fair value at December 31, 2018.
Foreign currency risk
The Millicom Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. In the years ended December 31, 2018, 2017 and 2016, foreign currency exchange rate fluctuations resulted in a loss of $41 million, a gain of $18 million and a gain of $25 million, respectively.
Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies, or entering into agreements that limit the risk of exposure to currency fluctuations against the US dollar reporting currency. In some cases, Millicom may also borrow in US dollars where it is either commercially more advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or where US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom accepts the remaining currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Millicom Group operates.
The following table summarizes debt denominated in US dollars and other currencies at December 31, 2018 and 2017.

	2018	2017
	(US$ millions)
Debt denomination at December 31
Debt denominated in US dollars	3,132	1,983
Debt denominated in currencies of the following countries:
Colombia	718	834
Chad	62	61
Tanzania	112	121
Bolivia	306	337
Paraguay	207	191
Luxembourg (SEK denominated)	43	243
Other	—	15
Total debt denominated in other currencies	1,448	1,802
Total debt	4,580	3,785

At December 31, 2018, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by US$53 million and US$(53) million respectively (2017: US$104 million and US$(104) million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.
Non-repatriation risk
Millicom’s operating subsidiaries and joint ventures generate most of the revenue of the Millicom Group and in the currency of the countries in which they operate. Millicom is therefore dependent on the ability of its subsidiaries and joint venture operations to transfer funds to the Company.
Although foreign exchange controls exist in some of the countries in which Millicom Group companies operate, none of these controls currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where the Millicom Group operates, or foreign exchange controls may be introduced in countries where the Millicom Group operates that do not currently impose such restrictions. If such events were to occur, the Company’s ability to receive funds from the operations could be subsequently restricted, which would impact the Company’s ability to make payments on its interest and loans and, or pay dividends to its shareholders. As a policy, all operations which do not face restrictions to deposit funds offshore and in hard currencies should do so for the surplus cash generated on a weekly basis. The Company and its subsidiaries make use of notional and physical cash pooling arrangements in hard currencies to the extent permitted.
In addition, in some countries it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effects of this may be time delays in accumulating significant amounts of foreign currency and exchange risk, which could have an adverse effect on the Millicom Group. This is a relatively rare case for the countries in which the Millicom Group operates.
Lastly, repatriation most often gives rise to taxation, which is evidenced in the amount of taxes paid by the Millicom Group relative to the Corporate Income Tax reported in its statement of income.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable to Annual Report filing.

B.    Warrants and Rights
Not applicable to Annual Report filing.
C.    Other Securities
Not applicable to Annual Report filing.
D.    American Depositary Shares
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.    Defaults
Not applicable.
B.    Arrears and Delinquencies
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures
As of December 31, 2018, MIC S.A., under the supervision and with the participation of the Millicom Group's management, including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Millicom Group's disclosure controls and procedures. The Millicom Group's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Millicom Group's management to allow timely decisions regarding required disclosures. The Millicom Group's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Company's Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2018 the Millicom Group's disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the U.S. Securities and Exchange Commission’s (the “SEC”) rules and forms.

B. Management's Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of Independent Registered Public Accounting Firm
Not applicable.

D. Changes in Internal Control over Financial Reporting
The Company’s management has identified no change in the Company’s internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]
Item 16A. Audit Committee Financial Expert
MIC S.A.’s Audit Committee is chaired by Mr. Eliasson and includes Mr. Ríos García, Ms. Erenbjerg and Mr. Thompson. MIC S.A.’s Board of Directors has determined that each of Mr. Eliasson, Ms. Erenbjerg and Mr. Thompson have the professional experience and knowledge to qualify as “audit committee financial experts” as defined by SEC rules. MIC S.A.’s Board has also determined that each of Mr. Eliasson, Ms. Erenbjerg and Mr. Thompson is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and the applicable Nasdaq listing standards.

Item 16B. Code of Ethics
Millicom has a code of ethics that applies to its Board of Directors and all employees. In December 2018, the code of ethics was amended to specify in greater detail our responsibility to regulators and shareholders and clarify the duty of our employees to report concerns regarding accounting, internal controls or auditing issues. In the year ended December 31, 2018, Millicom did not waive compliance with its code of ethics by its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics is available at https://www.millicom.com/our-responsibility/compliance/millicom-code-of-conduct/.

Item 16C. Principal Accountant Fees and Services
The following table summarizes the aggregate amounts paid to Millicom's auditors for the years ended December 31, 2018 and 2017

	2018	2017
	(US$ millions)
Audit fees	6.7	4.7
Audit related fees	0.4	0.3
Tax fees	0.2	0.2
Other fees	0.6	0.7
Total	7.7	5.9

Audit related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and the issuance of certifications for debt and bonds. Tax services consist principally of tax planning services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2018 and 2017 were approved by the audit committee.

Audit Committee Pre-approval Policies

The policies and procedures provide that requests for categories of non-audit services by Millicom’s auditors that have been pre-approved by the Audit Committee must be approved by management and subsequently reported to the Audit Committee on at least a quarterly basis, subject to a maximum annual and individual project cap. Other permitted services not listed in the pre-approved services list ratified by the Audit Committee must be pre-approved by the Audit Committee’s Chairman in between the regularly scheduled meetings and subsequently approved by the Audit Committee in full (during scheduled meetings), regardless of the level of fees.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a foreign private issuer incorporated in Luxembourg with its principal listing on Nasdaq Stockholm, Millicom follows the laws of the Grand Duchy of Luxembourg, its “home country” corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market's Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders, the composition and independence requirements of the Nominations Committee and the Compensation Committee and the requirement to have regularly scheduled meetings at which only independent directors are present. The Nasdaq Stock Market's rules provide for a quorum of no less than 33⅓% of Millicom's outstanding shares. However, Millicom's Articles of Association provide that no quorum is required. The Nasdaq Stock Market's rules provide for the involvement of independent directors in the selection of director nominees. However, Millicom will be relying on its home country practices, in lieu of this requirement, which permit its director nominations committee to be comprised of shareholder representatives. The Nasdaq Stock Market's rules require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market's Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation Committee, Millicom will be relying on its home country practices, in lieu of this requirement, which do not require the Compensation Committee to be comprised solely of directors who qualify as independent for such purposes. The Nasdaq Stock Market's rules require listed companies to have regularly scheduled meetings at which only independent directors are present. However, Millicom will be following its home country practices instead, which do not impose such a requirement.

Item 16H. Mine Safety Disclosure
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, see page F-1.
ITEM 19. EXHIBITS

1.1
Articles of Association of Millicom International Cellular S.A. (incorporated herein by reference to Exhibit 1.1. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.1
Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.1. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.2
Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.3
Multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated January 27, 2017 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.4
Amended and restated stock purchase agreement for the acquisition of interests in Cable Onda S.A. among Millicom International Cellular S.A., Millicom LIH S.A., Medios de Comunicacion LTD, Telecarrier International Limited, IGP Trading Corp. and Tenedora Activa, S.A. dated December 12, 2018 (incorporated herein by reference to Exhibit 4.5. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.5
Bridge term facility agreement for Millicom International Cellular S.A. arranged by BNP Paribas Fortis SA/NV, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and The Bank Of Nova Scotia dated October 7, 2018 (incorporated herein by reference to Exhibit 4.5. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.6
Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018 (incorporated herein by reference to Exhibit 4.6. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.7
Bridge term facility agreement for Millicom International Cellular S.A. arranged by Morgan Stanley Bank International Limited, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and J.P. Morgan Europe Limited dated February 20, 2019

8.1	List of significant subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young S.A.
101.INS	XBRL Instance Document
101.SC	XBRL Taxonomy Extension Schema Document
101.CA	XBRL Taxonomy Extension Calculation Linkbase Document
101.DE	XBRL Taxonomy Extension Definition Linkbase Document
101.LA	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date:	February 28, 2019	By:	/s/ Tim Pennington
Name: Tim Pennington
Title: Senior Executive Vice President, Chief Financial Officer

		By:	/s/ Mauricio Ramos
Name: Mauricio Ramos
Title: President and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom International Cellular S.A. at December 31, 2018 and 2017 and for the Years Ended December 31, 2018, 2017 and 2016
Report of independent registered public accounting firm	F-2
Consolidated statement of income for the years ended December 31, 2018, 2017 and 2016	F-3
Consolidated statement of comprehensive income for the years ended December 31, 2018, 2017 and 2016	F-4
Consolidated statement of financial position at December 31, 2018 and 2017	F-5
Consolidated statement of cash flows for the years ended December 31, 2018, 2017 and 2016	F-7
Consolidated statement of changes in equity for the years ended December 31, 2018, 2017 and 2016	F-8
Notes to the audited consolidated financial statements	F-9

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Millicom International Cellular S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Millicom International Cellular S.A. (the “Company“) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

Adoption of IFRS 15 “Contracts with customers” and IFRS 9 “Financial Instruments”

As discussed in the Introduction to the consolidated financial statements, the Company changed its method of accounting for revenue recognition from contracts with customers and for the classification, measurement, recognition and impairments of financial assets and financial liabilities as well as hedge accounting starting on January 1, 2018 due to the adoption of IFRS 15 “Contracts with customers” and IFRS 9 “Financial Instruments”, respectively.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
We have served as the Company's auditor since 2012.

Luxembourg, Grand Duchy of Luxembourg
February 28, 2019

Millicom International Cellular S.A.

Consolidated statement of income
for the years ended December 31, 2018, 2017 and 2016

	Notes	2018	2017 (i)	2016 (i)
		(US$ millions)
Revenue	B.1.	4,074	4,076	4,043
Cost of sales	B.2.	(1,146)	(1,205)	(1,175)
Gross profit		2,928	2,871	2,868
Operating expenses	B.2.	(1,674)	(1,593)	(1,627)
Depreciation	E.2.2.	(685)	(695)	(678)
Amortization	E.1.3.	(144)	(146)	(175)
Share of profit in joint ventures in Guatemala and Honduras	A.2.	154	140	115
Other operating income (expenses), net	B.2.	76	68	(14)
Operating profit	B.3.	655	645	490
Interest and other financial expenses	C.3.3.	(371)	(396)	(372)
Interest and other financial income		21	16	21
Other non-operating (expenses) income, net	B.5.	(40)	(4)	20
Profit (loss) from other joint ventures and associates, net	A.3.	(136)	(85)	(49)
Profit before taxes from continuing operations		129	176	109
Charge for taxes, net	B.6.	(116)	(158)	(179)
Profit (loss) for the year from continuing operations		13	18	(70)
Profit (loss) for the year from discontinued operations, net of tax	E.3.2.	(39)	51	(20)
Net profit (loss) for the year		(26)	69	(90)
Attributable to:
The owners of Millicom		(10)	86	(32)
Non-controlling interests	A.1.4.	(16)	(17)	(58)
Earnings (loss) per common share for profit (loss) attributable to the owners of the Company:
Basic (US$ per common share):
— from continuing operations		0.29	0.36	(0.12)
— from discontinued operations		(0.39)	0.50	(0.20)
— total	B.7.	(0.10)	0.86	(0.32)
Diluted (US$ per common share):
— from continuing operations		0.29	0.36	(0.12)
— from discontinued operations		(0.39)	0.50	(0.20)
—total	B.7.	(0.10)	0.86	(0.32)

(i)	Re-presented for discontinued operations (shown in note A.4.). Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards.
The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statement of comprehensive income
for the years ended December 31, 2018, 2017 and 2016

	2018	2017 (i)	2016 (i)
	(US$ millions)
Net profit (loss) for the year	(26)	69	(90)
Other comprehensive income (to be reclassified to the statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(81)	85	(14)
Change in value of cash flow hedges, net of tax effects	(1)	4	(3)
Other comprehensive income (not to be reclassified to the statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	—	(2)	(2)
Total comprehensive income (loss) for the year	(108)	158	(109)
Attributable to:
Owners of the Company	(78)	173	(60)
Non-controlling interests	(30)	(15)	(49)
Total comprehensive income (loss) for the year arises from:
Continuing operations	(97)	120	(86)
Discontinued operations	(11)	38	(23)

(i)	Re-presented for discontinued operations (shown in note A.4.). Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards.
The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statement of financial position
at December 31, 2018 and 2017

	Notes	December 31 2018	December 31 2017 (i)
		(US$ millions)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	E.1.	2,374	1,265
Property, plant and equipment, net	E.2.	3,041	2,880
Investments in joint ventures	A.2.	2,867	2,966
Investments in associates	A.3.	169	241
Contract costs, net	F.5.	4	—
Deferred tax assets	B.6.	202	180
Derivative financial instruments	D.1.2.	—	—
Other non-current assets	G.5.	126	113
TOTAL NON-CURRENT ASSETS		8,784	7,646
CURRENT ASSETS
Inventories, net	F.2.	39	45
Trade receivables, net	F.1.	343	386
Contract assets, net	F.5.	37	—
Amounts due from non-controlling interests, associates and joint ventures	G.5.	34	37
Prepayments and accrued income		129	145
Current income tax assets		108	99
Supplier advances for capital expenditure		25	18
Other current assets		127	90
Restricted cash	C.4.	158	145
Cash and cash equivalents	C.4.	528	619
TOTAL CURRENT ASSETS		1,529	1,585
Assets held for sale	E.3.2.	3	233
TOTAL ASSETS		10,316	9,464

(i)	Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards.
The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statement of financial position
at December 31, 2018 and 2017 - continued

	Notes	December 31 2018	December 31 2017 (i)
		(US$ millions)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	C.1.	635	637
Treasury shares		(81)	(106)
Other reserves	C.1.	(538)	(472)
Retained profits		2,535	2,950
Profit (loss) for the year attributable to equity holders		(10)	86
Equity attributable to owners of the Company		2,542	3,096
Non-controlling interests	A.1.4.	249	185
TOTAL EQUITY		2,790	3,281

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	C.3.	4,123	3,600
Amounts due to non-controlling interests, associates and joint ventures	G.5.	135	124
Provisions and other non-current liabilities	F.4.2.	351	335
Deferred tax liabilities	B.6.	233	56
TOTAL NON-CURRENT LIABILITIES		4,841	4,116

CURRENT LIABILITIES
Debt and financing	C.3.	458	185
Put option liability	C.6.3.	239	—
Payables and accruals for capital expenditures		335	304
Other trade payables		282	288
Amounts due to non-controlling interests, associates and joint ventures	G.5.	348	296
Accrued interest and other expenses		383	353
Current income tax liabilities		58	81
Contract liabilities	F.5.	87	—
Derivative financial instruments	D.1.2.	—	56
Provisions and other current liabilities	F.4.1.	494	425
TOTAL CURRENT LIABILITIES		2,684	1,989
Liabilities directly associated with assets held for sale	E.3.2.	—	79
TOTAL LIABILITIES		7,526	6,183
TOTAL EQUITY AND LIABILITIES		10,316	9,464

(i)	Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards.
The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statement of cash flows
for the years ended December 31, 2018, 2017 and 2016

	Notes	2018	2017 (i)	2016 (i)
		(US$ millions)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		129	176	109
Profit (loss) before taxes from discontinued operations	E.3.2.	(39)	51	(26)
Profit (loss) before taxes		91	227	83
Adjustments to reconcile to net cash:
Interest and other financial expenses, net		373	416	397
Interest and other financial income		(21)	(16)	(22)
Adjustments for non-cash items:
Depreciation and amortization		830	879	932
Share of profit in Guatemala and Honduras joint ventures	A.2.	(154)	(140)	(115)
Gain (loss) on disposal and impairment of assets, net	B.2, E.3.2.	(36)	(99)	19
Share-based compensation	C.1.	22	22	14
Transaction costs assumed by Cable Onda	A.1.2	30	—	—
(Profit) loss from other joint ventures and associates, net	A.3.	136	85	49
Other non-cash non-operating (income) expenses, net	B.5.	40	(2)	(22)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(128)	5	102
(Increase) decrease in inventories		2	16	19
Increase (decrease) in trade and other payables, net		69	(82)	(109)
Changes in contract assets, liabilities and costs, net		(9)	—	—
Total changes in working capital		(66)	(61)	12
Interest (paid)		(318)	(372)	(357)
Interest received		20	16	19
Taxes (paid)		(153)	(132)	(130)
Net cash provided by operating activities		792	820	878
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.	(953)	(22)	—
Proceeds from disposal of subsidiaries and associates, net of cash disposed	E.3.2., A.3.2.	176	22	147
Purchase of intangible assets and licenses	E.1.4.	(148)	(133)	(143)
Proceeds from sale of intangible assets		—	4	6
Purchase of property, plant and equipment	E.2.3.	(632)	(650)	(719)
Proceeds from sale of property, plant and equipment	C.3.4.	154	179	6
Dividend received from joint ventures	A.2.2	243	203	143
Settlement of derivative financial instruments		(63)	—	—
Cash (used in) provided by other investing activities, net	D.1.2	24	31	8
Net cash used in investing activities		(1,199)	(367)	(552)

Millicom International Cellular S.A.

Consolidated statement of cash flows
for the years ended December 31, 2018, 2017 and 2016

	Notes	2018	2017 (i)	2016 (i)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	C.3.	1,155	996	713
Repayment of debt and other financing	C.3.	(546)	(1,195)	(821)
Advances for, and dividends paid to non-controlling interests	A.1./A.2.	—	—	(68)
Dividends paid to non-controlling interests		(2)	—	—
Dividends paid to owners of the Company	C.2.	(266)	(265)	(265)
Net cash provided by (used in) financing activities		341	(464)	(441)
Exchange impact on cash and cash equivalents, net		(33)	4	(8)
Net (decrease) increase in cash and cash equivalents		(98)	(8)	(123)
Cash and cash equivalents at the beginning of the year		619	646	769
Effect of cash in disposal group held for sale	E.3.2	6	(19)	—
Cash and cash equivalents at the end of the year		528	619	646

(i)
Re-presented for discontinued operations (shown in note A.4. and E.3.2.). Not restated for the application of IFRS 15 and 9, as the Group elected the modified retrospective approach for both standards.

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statement of changes in equity
for the years ended December 31, 2018, 2017 and 2016

	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital(i)	Share premium	Treasury shares	Retained profits(ii)	Other reserves (iii)	Total	Non- controlling interests	Total equity
	(US$ millions)
Balance on
January 1, 2016	101,739	(1,574)	153	486	(143)	3,513	(531)	3,477	251	3,728
Total comprehensive income for the year	—	—	—	—	—	(32)	(28)	(60)	(49)	(109)
Dividends(iv)	—	—	—	—	—	(265)	—	(265)	—	(265)
Purchase of treasury shares	—	(37)	—	—	(3)	—	—	(3)	—	(3)
Share-based compensation(v)	—	—	—	—	—	—	14	14	—	14
Issuance of shares under share-based payment schemes	—	216	—	(1)	23	(1)	(17)	4	—	4
Balance on
December 31, 2016	101,739	(1,395)	153	485	(123)	3,215	(562)	3,167	201	3,368
Total comprehensive income for the year	—	—	—	—	—	86	87	173	(15)	158
Dividends(iv)	—	—	—	—	—	(265)	—	(265)	—	(265)
Purchase of treasury shares	—	(32)	—	—	(3)	—	—	(3)	—	(3)
Share-based compensation(v)	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share-based payment schemes	—	233	—	(1)	21	1	(18)	1	—	1
Balance on
December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	(472)	3,096	185	3,281
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax) (vi)	—	—	—	—	—	10	—	10	(4)	5
Total comprehensive income for the year	—	—	—	—	—	(10)	(68)	(78)	(30)	(108)
Dividends(iv)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(13)	(13)
Purchase of treasury shares	—	(70)	—	—	(6)	—	—	(6)	—	(6)
Share-based compensation(v)	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share-based payment schemes	—	351	—	(2)	31	(5)	(22)	2	—	2
Effect of change in consolidation scope (vii)	—	—	—	—	—	—	—	—	111	111
Put option reserve(vii)	—	—	—	—	—	(239)	—	(239)	—	(239)
Balance on
December 31, 2018	101,739	(913)	153	482	(81)	2,525	(538)	2,542	249	2,790

(i)	Share capital and share premium – see note C.1.

(ii)	Retained profits – includes profit for the year attributable to equity holders, of which $324 million (2017: $345 million; 2016: $321 million) are not distributable to equity holders.

(iii)	Other reserves – see note C.1.

(iv)	Dividends – see note C.2.

(v)	Share-based compensation – see note C.1.

(vi)	See below for details about changes in accounting policies.

(vii)	Effect of the acquisition of Cable Onda S.A. See notes A.1.2. and C.6.3. for further details.
The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2018 and 2017

Introduction
Corporate Information
Millicom International Cellular S.A. (the “Company” or “MIC S.A.”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media group providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, Pay-TV in Latin America (Latam) and Africa.
The Company’s shares are traded as Swedish Depositary Receipts on the Stockholm stock exchange under the symbol TIGO SDB (formerly MIC SDB) and, since January 9, 2019, on the Nasdaq Stock Market in the U.S. under the ticker symbol TIGO. The Company has its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.
On February 28, 2019, the Board of Directors authorized these consolidated financial statements for issuance.
Business activities
Millicom operates its mobile businesses in Central America (El Salvador, Guatemala and Honduras) in South America (Bolivia, Colombia and Paraguay), and in Africa (Chad, Ghana and Tanzania).
Millicom operates various cable and fixed line businesses in Latam (Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Bolivia, Paraguay and Panama). Millicom also provides direct to home satellite service in most of its Latam countries.
On December 31, 2015, Millicom deconsolidated its operations in Guatemala and Honduras which are, since that date and for accounting purposes, under joint control.
Millicom has investments in online/e-commerce businesses in several countries in Latam and Africa, investments in a tower holding company in Africa and various investments in start-up businesses providing e-payments and content to its mobile and cable customers.
IFRS Consolidated Financial Statements
Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS). They are also compliant with International Financial Reporting Standards as adopted by the European Union. This is in accordance with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of July 19, 2002, on the application of international accounting standards for listed companies domiciled in the European Union.
The financial statements have been prepared on an historical cost basis, except for certain items including derivative financial instruments and call options (measured at fair value), financial instruments that contain obligations to purchase own equity instruments (measured at the present value of the redemption price), and property, plant and equipment under finance leases (initially measured at the lower of fair value and present value of the future minimum lease payments).
This section contains the Group’s significant accounting policies that relate to the financial statements as a whole. Significant accounting policies specific to one note are included within that note. Accounting policies relating to non-material items are not included in these financial statements.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Consolidation
The consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries as of December 31 of each year. The financial statements of the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.
All intra-group balances, transactions, income and expenses, and profits and losses resulting from intra-group transactions are eliminated.
Foreign currency
Financial information in these financial statements are shown in the US dollar presentation currency of the Group and rounded to the nearest million (US$ million) except where otherwise indicated. The financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The functional currency of each subsidiary, joint venture and associate reflects the economic substance of the underlying events and circumstances of these entities. Except for El Salvador where the functional currency is US dollar, the functional currency in other countries is the local currency.
The results and financial position of all Group entities (none of which operate in an economy with a hyperinflationary environment) with functional currency other than the US dollar presentation currency are translated into the presentation currency as follows:
(i)    Assets and liabilities are translated at the closing rate on the date of the statement of financial position;

(ii)
Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	All resulting exchange differences are recognized as a separate component of equity (currency translation reserve), in the caption “Other reserves”.
On consolidation, exchange differences arising from the translation of net investments in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are recorded in equity. When the Group disposes of or loses control over a foreign operation, exchange differences that were recorded in equity are recognized in the consolidated income statement as part of gain or loss on sale or loss of control.
Goodwill and fair value adjustments arising on acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

The following table presents functional currency translation rates for the Group’s locations to the US dollar on December 31, 2018, 2017 and 2016 and the average rates for the years ended December 31, 2018, 2017 and 2016.

Exchange Rates to the US Dollar	Functional Currency	2018 Average Rate	2018 Year-end Rate	Change %	2017 Average Rate	2017 Year-end Rate	Change %	2016 Average Rate
Bolivia	Boliviano (BOB)	6.91	6.91	n/a	6.91	6.91	n/a	6.91
Chad	CFA Franc (XAF)	571	580	3.99%	588	558	12.00	600
Colombia	Peso (COP)	2,973	3,250	8.91%	2,961	2,984	1.00	3,049
Costa Rica	Costa Rican Colon (CRC)	578	608	6.12%	571	573	(2.00)	551
El Salvador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ghana	Cedi (GHS)	4.63	4.82	9.12%	4.36	4.42	(5.00)	3.92
Guatemala	Quetzal (GTQ)	7.52	7.74	5.41%	7.36	7.34	2.00	7.61
Honduras	Lempira (HNL)	23.99	24.42	3.19%	23.58	23.67	—	22.92
Luxembourg	Euro (EUR)	0.85	0.87	5.08%	0.89	0.83	12.00	0.91
Nicaragua	Cordoba (NIO)	31.55	32.33	5%	30.05	30.79	(5.00)	28.62
Panama	Balboa (B/.) (i)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paraguay	Guarani (PYG)	5,743	5,961	6.64%	5,626	5,590	3.00	5,686
Sweden	Krona (SEK)	8.71	8.85	8.23%	8.53	8.18	10.00	8.58
Tanzania	Shilling (TZS)	2,274	2,299	2.42%	2,233	2,245	(3.00)	2,183
United Kingdom	Pound (GBP)	0.75	0.78	5.93%	0.77	0.74	9.00	0.74
(i) the balboa is tied to the United States dollar at an exchange rate of 1:1.
New and amended IFRS accounting standards
The following changes to standards effective for annual periods starting on January 1, 2018 have been adopted by the Group:

•
IFRS 15 “Contracts with customers” establishes a five-step model related to revenue recognition from contracts with customers. Under IFRS 15, revenue is recognized at amounts that reflect the consideration that an entity expects to be entitled to in exchange for transferring goods or services to a customer. The Group adopted the accounting standard on January 1, 2018 using the modified retrospective method which had an immaterial impact on its Group financial statements. IFRS 15 mainly affects the timing of recognition of revenue as it introduces more differences between the billing and the recognition of the revenue and, in some cases, the recognition of the revenue as a principal (gross) or as an agent (net). However, it does not affect the cash flows generated by the Group.

As a consequence of adopting this Standard:

1)
some revenue is recognized earlier, as a larger portion of the total consideration received in a bundled contract is attributable to the component delivered at contract inception (i.e. typically a subsidized handset). Therefore, this produces a shift from service revenue (which decreases) to the benefit of Telephone and Equipment revenue. This results in the recognition of a Contract Asset on the statement of financial position, as more revenue is recognized upfront, while the cash will be received throughout the subscription period (which is usually between 12 to 36 months). Contract Assets (and liabilities) are reported on a separate line in current assets / liabilities even if their realization period is longer than 12 months. This is because they are realized / settled as part of the normal operating cycle of our core business.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

2)
the cost incurred to obtain a contract (mainly commissions) is now capitalized in the statement of financial position and amortized over the average contract term. This results in the recognition of Contract Costs being capitalized under non-current assets on the statement of financial position.

3)
the Group recognizes revenue from its wholesale carrier business on a net basis as an agent rather than as a principal under the modified retrospective IFRS 15 transition. Except for this effect, there were no other material changes for the purpose of determining whether the Group acts as principal or an agent in the sale of products.

4)	the presentation of certain material amounts in the consolidated statement of financial position has been changed to reflect the terminology of IFRS 15:

a.	Contract assets recognized in relation to service contracts.

b.	Contract costs in relation to capitalized cost incurred to obtain a contract (mainly commissions).

c.	Contract liabilities in relation to service contracts were previously included in trade and other payables.
The Group has adopted the standard using the modified retrospective method. Hence, the cumulative effect of initially applying the Standard has been recognized as an adjustment to the opening balance of retained earnings as at January 1, 2018 and comparative financial statements have not been restated in accordance with the transitional provisions in IFRS 15. The impact on the opening balance of retained profits as at January 1, 2018 is summarized in the table set out at the end of this section.
Additionally, the Group has decided to take some of the practical expedients foreseen in the Standard, such as:

•
No adjustment to the transaction price for the means of a financing component whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the financing component is adjusted, if material.

•
Disclosure in the Group Financial Statements the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less are not disclosed).

•
Application of the practical expedient not to disclose the price allocated to unsatisfied performance obligations, if the consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e, if billing corresponds to accounting revenue).

•
Application of the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less.

•	Revenue recognition accounting principles are further described in Note B.1.1.

•
IFRS 9 “Financial Instruments” addresses the classification, measurement and recognition and impairments of financial assets and financial liabilities as well as hedge accounting. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Group’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. A final standard on hedging (excluding macro-hedging) was issued in November 2013 which aligns

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

hedge accounting more closely with risk management and allows to continue hedge accounting under IAS 39. IFRS 9 also clarifies the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost.
The application of IFRS 9 did not have an impact for the Group on classification, measurement and recognition of financial assets and financial liabilities compared to IAS 39, but it has an impact on impairment of trade receivables and contracts assets (IFRS 15) as well as on amounts due from joint ventures and related parties - with the application of the expected credit loss model instead of the current incurred loss model. As permitted under IFRS 9, the Group adopted the standard without restating comparatives for classification, measurement and impairment. Hence, the cumulative effect of initially applying the Standard has been recognized as an adjustment to the opening balance of retained profits at January 1, 2018. The impact on the opening balance of retained profits at January 1, 2018 is summarized in the table set out at the end of this section. Additionally, the Group continues applying IAS 39 rules with respect to hedge accounting. Finally, the clarification introduced by IFRS 9 on the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost did not have an impact for the Group.
Financial instruments accounting principles are further described in Note C.6.
The application of IFRS 15 and IFRS 9 had the following impact on the Group financial statements at January 1, 2018:

	As at January 1, 2018 before application	Effect of adoption of IFRS 15	Effect of adoption of IFRS 9	As at January 1, 2018 after application	Reason for the change
	(US$ millions)
FINANCIAL POSITION
ASSETS
Investment in joint ventures (non-current)	2,966	27	(4)	2,989	(i)
Contract costs, net (non-current) NEW	—	4	—	4	(ii)
Deferred tax asset	180	—	10	191	(viii)
Other non-current assets	113	—	(1)	113	(iii)
Trade receivables, net (current)	386	—	(47)	339	(iv)
Contract assets, net (current) NEW	—	29	(1)	28	(v)
LIABILITIES
Contract liabilities (current) NEW	—	51	—	51	(vi)
Provisions and other current liabilities	425	(46)	—	379	(vii)
Deferred tax liability (non-current)	56	7	(1)	62	(viii)
EQUITY
Retained profits and loss for the year	3,035	48	(38)	3,045	(ix)
Non-controlling interests	185	—	(5)	181	(ix)

(i)	Impact of application of IFRS 15 and IFRS 9 for our joint ventures in Guatemala, Honduras and Ghana.

(ii)	This mainly represents commissions capitalized and amortized over the average contract term.

(iii)	Effect of the application of the expected credit losses required by IFRS 9 on amounts due from joint ventures.

(iv)	Effect of the application of the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

(v)
Contract assets mainly represents subsidized handsets as more revenue is recognized upfront while the cash will be received throughout the subscription period (which is usually between 12 to 36 months).

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

(vi)
This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognized when the goods are delivered and the services are provided to customers. The balance also comprises revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognized over the average customer retention period or the contract term.

(vii)	Reclassification of deferred revenue to contract liabilities - see previous paragraph.

(viii)	Tax effects of the above adjustments.

(ix)	Cumulative catch-up effect.
As of January 1, 2018, IFRS 9 and IFRS 15 implementations had no impact on the statement of cash flows or on EPS.
The following summarizes the amount by which each financial statement line item is affected in the current reporting year by the application of IFRS 15 as compared to previous standard and interpretations:

	2018
	As reported	Without adoption of IFRS 15	Effect of Change Higher/(Lower)	Reason for the change
	(US$ millions)
INCOME STATEMENT
Total revenue	4,074	4,151	(77)	(i)
Cost of sales	(1,146)	(1,194)	48	(ii)
Operating expenses	(1,674)	(1,714)	40	(ii)
Share of profit in the joint ventures in Guatemala and Honduras	154	152	2	(iii)
Tax impact	(116)	(115)	(1)	(iv)

(i)
Mainly for adjustments for "principal vs agent" considerations under IFRS 15 for wholesale carrier business, as well as for the shift in the timing of revenue recognition due to the reallocation of revenue from service (over time) to telephone and equipment revenue (point in time).

(ii)
Mainly for the reallocation of cost for selling devices due to shift from service revenue to telephone and equipment revenue, for the capitalization and amortization of contract costs and for adjustments for "principal vs agent" under IFRS 15 for wholesale carrier business.

(iii)	Impact of IFRS 15 related to our share of profit in our joint ventures in Guatemala and Honduras.

(iv)	Tax effects of the above adjustments.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

	2018
	As reported	Without adoption of IFRS 15	Effect of Change Higher/(Lower)	Reason for the change
	(US$ millions)
FINANCIAL POSITION
ASSETS
Investment in joint ventures (non-current)	2,867	2,839	28	(i)
Contract costs, net (non-current)	4	—	4	(ii)
Deferred tax assets	202	200	2	(vi)
Contract assets, net (current)	37	—	37	(iii)
LIABILITIES
Contract liabilities (current)	87	—	87	(iv)
Provisions and other current liabilities	494	576	(82)	(v)
Current income tax liabilities	58	55	3	(vi)
Deferred tax liabilities (non-current)	233	226	7	(vi)
EQUITY
Retained profits and loss for the year	2,525	2,468	57	(vii)
Non-controlling interests	249	246	3	(vii)

(i)	Impact of application of IFRS 15 for our joint ventures in Guatemala, Honduras and Ghana.

(ii)	This mainly represents commissions capitalized and amortized over the average contract term.

(iii)
Contract assets mainly represents subsidized handsets as more revenue is recognized upfront while the cash will be received throughout the subscription period (which are usually between 12 to 36 months). Throughout the year ended December 31, 2018 no material impairment loss has been recognized.

(iv)
This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognized when the goods are delivered and the services are provided to customers. The balance also comprises the revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognized over the average customer retention period or the contract term.

(v)	Reclassification of deferred revenue to contract liabilities - see previous paragraph.

(vi)	Tax effects of the above adjustments.

(vii)	Cumulative catch-up effect and IFRS 15 effect in the current year.
The application of the following new standards or interpretations applicable on January 1, 2018 did not have an impact for the Group:

•	Amendments to IFRS 2, ‘Share based payments’, on clarifying how to account for certain types of share-based payment transactions.

•	Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial instruments’.

•
IFRIC 22 ‘Foreign currency transactions and advance consideration’ regarding foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency.

•	Annual improvements to IFRS Standards 2014-2016.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

There are no other significant changes to standards effective for the annual year starting on January 1, 2018.
The following standard, which is expected to materially affect the Group, will be effective from January 1, 2019:

•
IFRS 16 “Leases” will primarily affect the accounting for the Group’s operating leases. These commitments will result in the recognition of a right of use asset and a lease liability for future payments. The application of this standard will affect the Group’s depreciation, debt and other financing and leverage ratios. The change in presentation of operating lease expenses will result in a corresponding improvement in cash flows derived from operating activities and a decline in cash flows from financing activities.

The Group will adopt the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements will not be restated.
Short-term leases with a term not exceeding the 12 months as well as leases where the underlying asset is of low value will not be capitalized: instead, Millicom will use the practical expedient and associated lease payments will be recognized as an expense.
Furthermore, the Group has taken the additional following decisions to adopt the standard:

•	Non-lease components will be capitalized (IFRS16.15)

•	Intangible assets are out of IFRS 16 scope (IFRS16.4)

At transition date, the Group will recognize lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (such as site leases, land and buildings leases, etc). These liabilities will be measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset will be measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.
According to the new Standard, Millicom shall determine the lease term including any lessee's extension or termination option that is deemed reasonably certain as well as lessors' extension or termination option. The assessment of such options shall be performed at the commencement of a lease. This requires judgment by the management of Millicom, which may have a significant impact on the lease liability recognized under IFRS 16.
Measuring the lease liability at the present value of the remaining lease payments requires using an appropriate discount rate in accordance with IFRS 16. Millicom uses the interest rate implicit in the lease or if that cannot be determined, the incremental borrowing rate at the date of the lease commencement. Millicom renders this judgment in accordance with its accounting policy on leases. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.
Under the new Standard, the accounting of sale and leaseback transactions will change as the underlying sale transaction needs to be firstly analyzed using the guidance of IFRS 15. The seller/lessee recognizes a right-of-use asset in the amount of the proportional original carrying amount that relates to the right of use retained. Accordingly, only the proportional amount of gain or loss from the sale must be recognized. The impact from sale and leaseback transactions will not be material for Millicom Group as of the date of initial application.
While the Group is finalizing the implementation of the new Standard, as a preliminary result, it expects to recognize additional lease liabilities of approximately $600 million. The impact on retained profits is expected to be immaterial.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Further changes to standards not yet effective and not early adopted by Millicom on January 1, 2018

Amendment to IFRS 9, Financial instruments’, on prepayment features with negative compensation
This amendment confirms that when a financial liability measured at amortized cost is modified without this resulting in de-recognition, a gain or loss should be recognized immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.
The Group expects this amendment to have an impact in the future on the consolidated financial statements in case of a modification of a financial liability measured at amortized cost.
January 1, 2019
IFRIC 23 Uncertainty over income tax treatments
IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Group is currently assessing the impact of this interpretation but does not expect any significant effect of applying it.
January 1, 2019
Annual improvements 2015-2017
These amendments impact four standards: IFRS 3, Business Combinations and IFRS 11 Joint Arrangements regarding previously held interest in a joint operation. IAS 12, Income Taxes regarding income tax consequences of payments on financial instruments classified as equity. And finally, IAS 23, Borrowing Costs regarding eligibility for capitalization. Again, the Group does not expect these improvements to have a material impact on the consolidated financial statements. These improvements have not been endorsed by the EU yet.
January 1, 2019
Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’
These amendments require an entity to:
• use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
• recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.
The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not been endorsed by the EU yet.
January 1, 2019

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Amendments to IFRS 3 –definition of a business
This amendment revises the definition of a business. The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not been endorsed by the EU yet.
January 1, 2020
Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’
These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:
i) use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting; ii) clarify the explanation of the definition of material; and iii) incorporate some of the guidance in IAS 1 about immaterial information.
The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not been endorsed by the EU yet.
January 1, 2020
Judgments and critical estimates
The preparation of IFRS financial statements requires management to use judgment in applying accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management's best knowledge of current events, actions and best estimates as of a specified date, and actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in each note and are summarized below:
Judgments
Management apply judgment in accounting treatment and accounting policies in preparation of these financial statements. In particular, a significant level of judgment is applied regarding the following items:

•	Contingent liabilities – whether or not a provision should be recorded for any potential liabilities (see note G.3.);

•	Leases – whether the substance of leases meets the IFRS criteria for recognition as finance or operating leases or services contracts, or elements of each (see notes E.2. and G.2.);

•
Control – whether Millicom, through voting rights and potential voting rights attached to shares held, or by way of shareholders’ agreements or other factors, has the ability to direct the relevant activities of the subsidiaries it consolidates, or jointly direct the relevant activities of its joint ventures (see notes A.1., A.2.);

•	Discontinued operations and assets held for sale – definition, classification and presentation (see notes A.4., E.3.1.) as well as measurement of potential provisions related to indemnities;

•	Deferred tax assets – recognition based on likely timing and level of future taxable profits together with future tax planning strategies (see notes B.6.3. and G.3.2.);

•
Acquisitions – measurement at fair value of existing and newly identified assets, including the measurement of property, plant and equipment and intangible assets, liabilities and remaining goodwill; the assessment of useful lives; as well as the accounting treatment for transaction costs (see notes A.1.2., E.1.1., E.1.5., E.2.1.);

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

•	Defined benefit obligations – key assumptions related to life expectancies, salary increases and leaving rates, mainly related to UNE Colombia (see note B.4.3.);

•	Impairment testing – key assumptions related to future business performance, perpetual growth rates and discount rates (see notes E.1.2., E.1.6., E.2.2.).

•	Revenue recognition – whether or not the Group acts as principal or as an agent and when there is one or several performance obligations (see note B.1.1.).
Estimates
Estimates are based on historical experience and other factors, including reasonable expectations of future events. These factors are reviewed in preparation of the financial statements although, due to inherent uncertainties in the evaluation process, actual results may differ from original estimates. Estimates are subject to change as new information becomes available and may significantly affect future operating results. Significant estimates have been applied in respect of the following items:

•
Accounting for property, plant and equipment, and intangible assets in determining fair values at acquisition dates, particularly for assets acquired in business combinations and sale and leaseback transactions (see note E.2.1.);

•	Useful lives of property, plant and equipment and intangible assets (see notes E.1.1., E.2.1.);

•	Provisions, in particular provisions for asset retirement obligations, legal and tax risks (see note F.4.);

•	Revenue recognition (see note B.1.1.);

•	Impairment testing including weighted average cost of capital (WACC) and long term growth rates (see note E.1.6.);

•	Estimates for defined benefit obligations (see note B.4.3.);

•	Accounting for share-based compensation in particular estimates of forfeitures and future performance criteria (see notes B.4.1., B.4.2.).
A. The Millicom Group
The Group comprises a number of holding companies, operating subsidiaries and joint ventures with various combinations of mobile, fixed-line telephony, cable and wireless Pay TV, Internet and Mobile Financial Services (MFS) businesses. The Group also holds investments in a tower holding company investing in Africa and in online businesses in Latam and Africa.
A.1. Subsidiaries
Subsidiaries are all entities which Millicom controls. Millicom controls an entity when it is exposed to, or has rights to variable returns from its investment in the entity, and has the ability to affect those returns through its power over the subsidiary. Millicom has power over an entity when it has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the entity’s returns. Generally, control accompanies a shareholding of more than half of the voting rights although certain other factors (including contractual arrangements with other shareholders, voting and potential voting rights) are considered when assessing whether Millicom controls an entity. For example, although Millicom holds less than 50% of the shares in its Colombian businesses, it holds more than 50% of shares with voting rights. The contrary may also be true (e.g. Guatemala and Honduras). In respect of the joint ventures in Guatemala and Honduras, shareholders’ agreements

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

require unanimous consents for decisions over the relevant activities of these entities (see also note A.2.2). Therefore, the Group has joint control over these entities and accounts for them under the equity method.
Our main subsidiaries are as follows:

Entity	Country	Activity	December 31, 2018 % holding	December 31, 2017 % holding	December 31, 2016 % holding
Latin America
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, MFS, Cable, DTH, PayTV	100	100	100
Navega.com SA, Sucursal El Salvador	El Salvador	Cable, DTH	100	100	100
Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, MFS, Cable, PayTV	100	100	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, PayTV	100	100	100
Cable Onda S.A (i).	Panama	Cable, PayTV, Internet, DTH, Fixed-line	80	—	—
Colombia Móvil S.A. E.S.P.(ii)	Colombia	Mobile	50-1 share	50-1 share	50-1 share
UNE EPM Telecomunicaciones S.A.(ii)	Colombia	Fixed-line, Internet, PayTV, Mobile	50-1 share	50-1 share	50-1 share
Edatel S.A. E.S.P.(ii)	Colombia	Fixed-line, Internet, PayTV, Cable	50-1 share	50-1 share	50-1 share
Africa
Millicom Ghana Company Limited(iii)	Ghana	Mobile, MFS	—	—	100
Sentel GSM S.A.(iv)	Senegal	Mobile, MFS	—	100	100
MIC Tanzania Public Limited Company	Tanzania	Mobile, MFS	100	100	100
Millicom Tchad S.A.	Chad	Mobile, MFS	100	100	100
Millicom Rwanda Limited(iv)	Rwanda	Mobile, MFS	—	100	100
Zanzibar Telecom Limited	Tanzania	Mobile, MFS	85	85	85
Unallocated
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100	100
Millicom LIH S.A.	Luxembourg	Holding Company	100	100	100
MIC Latin America B.V.	Netherlands	Holding Company	100	100	100
Millicom Africa B.V.	Netherlands	Holding Company	100	100	100
Millicom Holding B.V.	Netherlands	Holding Company	100	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100	100

(i)	Acquisition completed on December 13, 2018. Cable Onda S.A. is fully consolidated as Millicom has the majority of voting shares to direct the relevant activities. See note A.1.2..

(ii)	Fully consolidated as Millicom has the majority of voting shares to direct the relevant activities.

(iii)
Merged with Airtel Ghana in October 2017 and classified as discontinued operations for the year then ended (see note E.3.2.). Merged entity is accounted for as a joint venture as from merger date (see note A.2.2.).

(iv)	See note A.1.3.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

A.1.1. Accounting for subsidiaries and non-controlling interests
Subsidiaries are fully consolidated from the date on which control is transferred to Millicom. If facts and circumstances indicate that there are changes to one or more of the elements of control, a reassessment is performed to determine if control still exists. Subsidiaries are de-consolidated from the date that control ceases. Transactions with non-controlling interests are accounted for as transactions with equity owners of the Group. Gains or losses on disposals of non-controlling interests are recorded in equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is also recorded in equity.

A.1.2. Acquisition of subsidiaries and increases in non-controlling interests in subsidiaries
On October 7, 2018, the Company entered into an agreement to acquire a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. The transaction valued 100% of Cable Onda at an enterprise value of $1,460 million. The selling shareholders retained a 20% equity stake in the company. The transaction closed on December 13, 2018 after receipt of necessary approvals for a cash consideration of $956 million. In addition, Millicom assumed Cable Onda’s debt obligations. The Group funded the purchase price for this acquisition by incurring additional indebtedness, including $250 million under the Bridge Facility and $500 million aggregate principal amount of the 6.625% Notes (see note C.3.1) and with available resources. A final price adjustment, per the terms of the agreement, is expected to occur in Q1 2019.
Millicom concluded that it controls Cable Onda since closing date and therefore fully consolidates it in its financial statements with a 20% non-controlling interest. The deal also includes certain liquidity rights such as call and put options. See note C.6.3. for further details on the accounting treatment of these options. The purchase consideration also includes certain amounts under escrow in respect of final price adjustment and potential indemnifications from the sellers (potential tax and litigations).
For the purchase accounting, Millicom determined the fair value of Cable Onda identifiable assets and liabilities based on transaction and relative values. The non-controlling interest was measured based on the proportionate share of the fair value of the net assets of Cable Onda. The purchase accounting is still provisional at December 31, 2018, particularly in respect of the evaluation of certain tangible assets.

Provisional Fair values (100%)
(US$ millions)
Intangible assets (excluding goodwill), net (i)	673
Property, plant and equipment, net	348
Current assets (excluding cash) (ii) (iii)	54
Cash and cash equivalents	12
Total assets acquired	1,088
Non-current liabilities (iv)	422
Current liabilities (v)	141
Total liabilities assumed	563
Fair value of assets acquired and liabilities assumed, net	525
Transaction costs assumed by Cable Onda (vi)	30
Fair value of non-controlling interest in Cable Onda (20%)	111
Millicom’s interest in the fair value of Cable Onda (80%)	444
Acquisition price	956
Provisional Goodwill	512

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

(i)
Intangible assets not previously recognized (or partially recognized as a result of previous acquisitions) are trademarks for an amount of $280 million, with estimated useful lives of 3 years, a customer list for an amount of $370 million, with estimated useful life of 20 years and favorable content contracts for $19 million, with a useful life of 10 years.

(ii)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $4 million - see below.

(iii)	The fair value of trade receivables acquired was $34 million.

(iv)	Non-current liabilities include the deferred tax liability of $158 million resulting from the above adjustments.

(v)	Current liabilities include the fair value of certain tax contingent liabilities of $5 million. These are partly covered by the indemnification assets described in (ii) above.

(vi)
Transaction costs of $30 million have been assumed and paid by Cable Onda before the acquisition or by Millicom on the closing date. Because of their relationship with the acquisition, these costs have been accounted for as post-acquisition costs in the Millicom Group statement of income. These, together with acquisition-related costs of $11 million, have been recorded under operating expenses in the statement of income of the year.

The goodwill, which is not expected to be tax deductible, is attributable to Cable Onda’s strong market position and profitability, as well as to the fair value of the assembled work force. From December 13, 2018 to December 31, 2018, Cable Onda contributed $17 million of revenue and a net loss of $7 million to the Group. If Cable Onda had been acquired on 1 January 2018 incremental revenue for the 2018 year would have been $403 million and incremental net loss for that period of $59 million, including amortization of assets not previously recognized of $85 million (net of tax).

During the year ended December 31, 2018, the Group also completed minor additional acquisitions for $9 million.
During the year ended December 31, 2017, Tigo Paraguay completed the acquisition of TV Cable Parana for a total consideration of approximately $18 million, net of cash acquired. The purchase accounting was finalized in March 2017. The purchase price has been mainly allocated to a customer list ($14 million) and to other tangible and intangible fixed assets ($3 million). As a result, the final goodwill amounted to $1 million.
A.1.3. Disposal of subsidiaries and decreases in non-controlling interests of subsidiaries
Rwanda
On December 19, 2017, Millicom announced that it has signed an agreement for the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited. The sale was subsequently completed on January 31, 2018. In accordance with Group practices, Rwanda operations’ assets and liabilities were classified as held for sale on January 23, 2018. Rwanda’s operations also represented a separate geographical area and did qualify for discontinued operations presentation. As a result, the Group statements of income for the years ended December 31, 2016 and 2017 have been restated accordingly to show the results on a single line in the statements of income (‘Profit (loss) for the year from discontinued operations, net of tax’). On January 31, 2018, the Group's operations in Rwanda were deconsolidated and no material loss on disposal was recognized (its carrying value was aligned to its fair value less costs of disposal as of December 31, 2017). However, a loss of $32 million was recognized in 2018 corresponding to the recycling of foreign currency exchange losses accumulated in equity since the creation of the Company. This loss was recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with Airtel. Management does not expect any material deviation from the initial consideration. (see note E.3.)
Senegal
On July 28, 2017, Millicom announced that it had agreed to sell its Senegal business to a consortium consisting of NJJ, Sofima (managed by the Axian Group) and Teylium Group, subject to customary closing conditions and regulatory approvals. In accordance with Group practices, Senegal operations’ assets and liabilities were classified as held for sale on February 2, 2017. Senegal’s operations also represented a separate geographical area and did qualify for discontinued operations. On April 19, 2018, the President of Senegal issued an approval decree in respect of the proposed sale by Millicom of its Tigo operation in Senegal to a consortium consisting of NJJ, Sofima (a

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

telecom investment vehicle managed by the Axian Group) and Teylium Group. The sale was completed on April 27, 2018. (see note E.3.)
Ghana merger
On March 3, 2017, Millicom and Bharti Airtel Limited (Airtel) announced that they had entered into an agreement for Tigo Ghana Limited and Airtel Ghana Limited to combine their operations in Ghana. In accordance with Group practices, Ghana operations’ assets and liabilities were classified as held for sale on September 30, 2017. Ghana’s operations also represented a separate geographical area and did qualify for discontinued operations. As a result, the Group statement of income for the year ended December 31, 2016 was restated accordingly to show the results on a single line in the statements of income (‘Profit (loss) for the year from discontinued operations, net of tax’). The transaction was completed on October 12, 2017 (see note E.3.).
DRC
 On February 8, 2016, Millicom announced that it had signed an agreement for the sale of its businesses in the Democratic Republic of Congo (DRC) to Orange S.A. (see note E.3.). In accordance with Group practices, DRC operations’ assets and liabilities were classified as held for sale on February 8, 2016. DRC’s operations also represented a separate geographical area and did qualify for discontinued operations. The sale was completed on April 20, 2016.
Other disposals
For the years ended December 31, 2018, 2017 and 2016, Millicom did not dispose of any other significant investments.
A.1.4. Summarized financial information relating to significant subsidiaries with non-controlling interests
At December 31, 2018 and 2017, Millicom’s subsidiaries with material non-controlling interests were the Group’s operations in Colombia and Panama (2018 only).
Balance sheet – non-controlling interests

	December 31,
	2018	2017
	(US$ millions)
Colombia	161	197
Panama	103	—
Others	(16)	(11)
Total	249	185

Profit (loss) attributable to non-controlling interests

	2018	2017	2016
	(US$ millions)
Colombia	(5)	(13)	(55)
Panama	(8)	—	—
Others	(3)	(4)	(3)
Total	(16)	(17)	(58)

The summarized financial information for material non-controlling interests in our operations in Colombia is provided below. This information is based on amounts before inter-company eliminations. Detailed information on Cable Onda has been voluntarily omitted here as all details are already disclosed in note A.1.2.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Colombia

	2018	2017	2016
	(US$ millions)
Revenue	1,661	1,739	1,717
Total operating expenses	(667)	(647)	(660)
Operating profit	147	106	40
Net (loss) for the year	(10)	(25)	(110)
50% non-controlling interest in net (loss)	(5)	(13)	(55)
Total assets (excluding goodwill)	1,966	2,193	2,221
Total liabilities	1,620	1,771	1,776
Net assets	346	422	445
50% non-controlling interest in net assets	173	211	223
Consolidation adjustments	(12)	(14)	(16)
Total non-controlling interest	161	197	207
Dividends and advances paid to non-controlling interest	(2)	—	(67)
Net cash from operating activities	348	331	366
Net cash from (used in) investing activities	(270)	(209)	(340)
Net cash from (used in) financing activities	(75)	(46)	(24)
Exchange impact on cash and cash equivalents, net	(18)	3	1
Net increase in cash and cash equivalents	(15)	80	3

A.2. Joint ventures
Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.
At December 31, 2018, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,405 million (December 31, 2017: $3,457 million for Guatemala and Honduras only). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $133 million (December 31, 2017: $123 million) represent statutory reserves that are unavailable to be distributed to owners of the Company. During the year ended December 31, 2018, Millicom’s joint ventures paid $243 million (December 31, 2017: $203 million) as dividends or dividend advances to the Company.

Our main joint ventures are as follows:

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Entity	Country	Activity	December 31, 2018 % holding	December 31, 2017 % holding
Comunicaciones Celulares S.A(i).	Guatemala	Mobile, MFS	55	55
Navega.com S.A.(i)	Guatemala	Cable, DTH	55	55
Telefonica Celular S.A(i).	Honduras	Mobile, MFS	66.7	66.7
Navega S.A. de CV(i)	Honduras	Cable	66.7	66.7
Bharti Airtel Ghana Holdings B.V.	Netherlands	Mobile, MFS	50	50

(i)
Millicom owns more than 50% of the shares in these entities and has the right to nominate a majority of the directors of each of these entities. However, key decisions over the relevant activities must be taken by a supermajority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over the entity. Therefore, the operations of these joint ventures are accounted for under the equity method.

The carrying values of Millicom’s investments in joint ventures were as follows:
Carrying value of investments in joint ventures at December 31

	%	2018	2017
		(US$ millions)
Honduras operations(i)	66.7	730	726
Guatemala operations(i)	55	2,104	2,145
AirtelTigo Ghana operations	50	32	96
Total		2,867	2,966

(i)	Includes all the companies under the Honduras and Guatemala groups.
The table below summarizes the movements for the year in respect of the Group’s joint ventures carrying values:

	Guatemala(i)	Honduras (i)	Ghana(ii)
	(US$ millions)
Opening balance at January 1, 2017	2,179	766	—
Change in scope	—	—	102
Results for the year 2017	126	15	(6)
Dividends declared during the year	(168)	(46)	—
Currency exchange differences	7	(9)	—
Closing balance at December 31, 2017	2,145	726	96
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax)	18	5	—
Capital increase	—	3	—
Results for the year 2018	131	23	(68)
Dividends declared during the year	(177)	—	—
Currency exchange differences	(14)	(26)	3
Closing balance at December 31, 2018	2,104	730	32

(i)	Share of profit (loss) is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

(ii)	Share of profit (loss) is recognized under ‘Income (loss) from other joint ventures and associates, net’ in the statement of income.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

At December 31, 2018 and 2017 the Group had not incurred obligations, nor made payments on behalf of the Guatemala, Honduras or Ghana operations.
A.2.1. Accounting for joint ventures
Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost (calculated at fair value if it was a subsidiary of the Group before becoming a joint venture). The Group’s investments in joint ventures include goodwill (net of any accumulated impairment loss) on acquisition.
The Group’s share of post-acquisition profits or losses of joint ventures is recognized in the consolidated statement of income and its share of post-acquisition movements in reserves is recognized in reserves. Cumulative post-acquisition movements are adjusted against the carrying amount of the investments. When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture, including any other unsecured receivables, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the joint ventures.
Gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group. Dilution gains and losses arising in investments in joint ventures are recognized in the statement of income.
After application of the equity method, including recognizing the joint ventures’ losses, the Group applies IAS 39 to determine whether it is necessary to recognize any additional impairment loss with respect to its net investment in the joint venture.

A.2.2. Material joint ventures – Guatemala, Honduras and Ghana operations
Summarized financial information for the years ended December 31, 2018, 2017 and 2016 of the Guatemala and Honduras operations is as follows. This information is based on amounts before inter-company eliminations.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Guatemala

	2018	2017	2016
	(US$ millions)
Revenue	1,373	1,328	1,284
Depreciation and amortization	(283)	(295)	(281)
Operating profit(i)	387	352	330
Financial income (expenses), net	(56)	(60)	(73)
Profit before taxes	309	305	261
Charge for taxes, net	(69)	(74)	(67)
Profit for the year	240	230	194
Net profit for the year attributable to Millicom	131	126	106
Dividends and advances paid to Millicom	211	162	77
Total non-current assets (excluding goodwill)	2,280	2,406	2,297
Total non-current liabilities	981	1,052	1,039
Total current assets	718	756	909
Total current liabilities	221	220	211
Cash and cash equivalents	217	303	289
Debt and financing – non-current	927	995	987
Net cash from operating activities	545	498	438
Net cash from (used in) investing activities	(173)	(171)	(174)
Net cash from (used in) financing activities	(455)	(315)	(127)
Exchange impact on cash and cash equivalents, net	(3)	2	(3)
Net (decrease) increase in cash and cash equivalents	(86)	14	134

(i)    In 2016, operating profit included a provision for impairment of $24 million related to amounts receivable from video surveillance contracts with the Civil National Police. In 2017, it also includes an additional impairment of $10 million (2016: $18 million) on the fixed assets related to the same contracts.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Honduras

	2018	2017	2016
	(US$ millions)
Revenue	586	585	609
Depreciation and amortization	(133)	(156)	(160)
Operating profit	91	70	54
Financial income (expenses), net	(29)	(27)	(27)
Profit before taxes	52	41	13
Charge for taxes, net	(19)	(18)	—
Profit for the year	34	24	13
Net profit for the year attributable to Millicom	23	15	9
Dividends and advances paid to Millicom	32	40	66
Total non-current assets (excluding goodwill)	506	576	645
Total non-current liabilities	386	407	454
Total current assets	304	208	259
Total current liabilities	226	282	237
Cash and cash equivalents	25	16	13
Debt and financing – non-current	298	308	339
Debt and financing – current	85	80	63
Net cash from operating activities	147	152	85
Net cash from (used in) investing activities	(87)	(74)	(17)
Net cash from (used in) financing activities	(50)	(74)	(69)
Net (decrease) increase in cash and cash equivalents	9	3	(1)

Ghana
As mentioned in note A.1.3., in 2017 Millicom and Airtel signed a Combination Agreement, whereby both investors decided to combine their respective subsidiaries in Ghana, namely Tigo Ghana Limited and Airtel Ghana Limited under an existing company – Bharti Airtel Ghana Holdings B.V. (the ‘JV’ or ‘AirtelTigo Ghana’) both Millicom and Airtel each owning 50%. As part of the transaction, the government of Ghana retained an option to acquire a 25% stake in the newly combined entity for a period of two years. In the event the government exercises its option, Millicom’s stake may reduce to 37.5% or, in certain circumstances, be maintained at 50%.
On October 12, 2017, both parties announced the completion of the transaction. As consideration received, each party owns 50% of the equity capital and voting rights of the JV, and Millicom holds a $40 million loan against Tigo Ghana (the “Millicom Note”), which shall rank in priority to all other obligations of the joint venture owed to its shareholders. The Millicom Note bears interest and is classified under ‘other non-current assets’ in the statement of financial position.
Decisions about the relevant activities require the unanimous consent of the parties sharing control. Therefore, based on IFRS 11, this agreement results in Millicom and Airtel having joint control over the combined entity, which is a joint venture. Millicom therefore uses the equity method to account for its investment in the combined entity since October 12, 2017.
On the same date, each investor agreed and committed to fund the operations of the JV in accordance with the approved business plan on an equal basis and on the same terms. In this regard, both parties have agreed to provide, on an equal basis, a committed credit facility in the total aggregate amount of $50 million, with Millicom providing a commitment of $25 million and Airtel providing the same. The credit facility remains undrawn as of December 31, 2018 and 2017 and would bear interest and would be subordinated to the Millicom Note.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

As a consequence, on October 12, 2017, Millicom deconsolidated its investments in Ghana operations and accounted for its investment in the combined entity under the equity method, initially at fair value of $102 million, resulting in a net gain on the deconsolidation of these operations amounting to $36 million, including recycling of foreign currency exchange losses accumulated in equity of $79 million. The net gain has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’. As of December 31, 2017, the purchase accounting was still provisional and was completed in the first six months of 2018. Newly identified assets have been recognized by the joint venture resulting in an additional depreciation of $3 million for the period from the merger date to December 31, 2017. Comparative figures have not been restated for this depreciation charge given it was immaterial for the Group. As a result, this charge was recorded in the 2018 statement of income.
Fair value has been determined using valuation techniques such as discounted cash flows and comparable transaction multiples. As of December 31, 2018 and 2017 Millicom determined the fair value of the option granted to the government to be immaterial.
AirtelTigo Ghana

	2018	2017 (i)
	(US$ millions)	(US$ millions)
Revenue	187	58
Depreciation and amortization	(110)	(11)
Operating loss	(100)	(1)
Financial income (expenses), net	(42)	(10)
Loss before taxes	(135)	(12)
Charge for taxes, net	—	—
Loss for the period	(135)	(12)
Net loss for the period attributable to Millicom	(68)	(6)
Dividends and advances paid to Millicom	—	—
Total non-current assets (excluding goodwill)	277	184
Total non-current liabilities	277	214
Total current assets	71	60
Total current liabilities	134	106
Cash and cash equivalents	19	15
Debt and financing – non-current	276	145
Debt and financing – current	17	—
Net cash from operating activities	(19)	13
Net cash from (used in) investing activities	(8)	—
Net cash from (used in) financing activities	42	(3)
Net increase in cash and cash equivalents	15	10

(i)	From the date of merger (October 12, 2017) to December 31, 2017, for statement of income and cash flow metrics.
A.2.3. Impairment of investment in joint ventures
While no impairment triggers were identified for the Group’s investments in joint ventures in 2018, according to its policy, management have completed an impairment test for its joint ventures in Guatemala, Honduras and Ghana.
The Group’s investments in Guatemala, Honduras and Ghana operations were tested for impairment by assessing their recoverable amount (using a value in use model based on discounted cash flows) against their carrying amounts. The cash flow projections used were extracted from financial budgets approved by management

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

and the Board covering a period of five years. In respect of Guatemala and Honduras, cash flows beyond this period have been extrapolated using a perpetual growth rate of 3.2%–3.0% (2017: 3.1%–3.2%). Discount rates used in determining recoverable amounts were 11.0% and 10.3%, respectively (2017: 9.3% and 10.2%). For Ghana, management used a perpetual growth rate of 3.8% and a discount rate of 14.4%.
For the year ended December 31, 2018, and as a result of the impairment testing described above, management concluded that none of the Group’s investments in joint ventures should be impaired.
Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient margin exists from realistic changes to the assumptions that would not impact the overall results of the testing.
A.3. Investments in associates
Millicom’s investments in associates mainly represent its shareholding in Helios Towers Africa Ltd (HTA) and its investments in the African online business (AIH). Millicom has significant influence over these companies through its voting rights but not control or joint control.
The Group’s main associates are as follows:

			December 31, 2018	December 31, 2017
Entity	Country	Activity(ies)	% holding	% holding
Africa
Helios Towers Africa Ltd (HTA)	Mauritius	Holding of Tower infrastructure company	22.83	22.83
Africa Internet Holding GmbH (AIH)	Germany	Online marketplace, retail and services	10.15	10.15
West Indian Ocean Cable Company Limited (WIOCC)	Republic of Mauritius	Telecommunication carriers’ carrier	9.1	9.1
Latin America
MKC Brilliant Holding GmbH (LIH)	Germany	Online marketplace, retail and services	35.0	35.0
Unallocated
Milvik AB	Sweden	Other	12.3	12.3

At December 31, 2018 and 2017, the carrying value of Millicom’s main associates was as follows:
Carrying value of investments in associates at December 31

	2018	2017
	(US$ millions)
MKC Brilliant Holding GmbH (LIH)	—	—
African Internet Holding GmbH (AIH)	38	61
Helios Tower Africa Ltd (HTA)	105	149
Milvik AB	13	16
West Indian Ocean Cable Company Limited (WIOCC)	14	14
Total	169	241

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

The summarized financial information for the Group’s main material associates (i.e. HTA and AIH) is provided below.
Summary of statement of financial position of associates at December 31,

	2018	2017
	(US$ millions)
Total current assets	473	409
Total non-current assets	717	766
Total assets	1,190	1,176
Total current liabilities	343	268
Total non-current liabilities	627	602
Total liabilities	969	870
Total net assets	221	306
Millicom’s carrying value of its investment in HTA and AIH	142	211
Millicom’s carrying value of its investment in other associates	27	30
Millicom’s carrying value of its investment in associates	169	241

Profit (loss) from other joint ventures and associates

	2018	2017	2016
	(US$ millions)
Revenue	511	449	378
Operating expenses	(459)	(321)	(302)
Operating profit (loss)	(214)	(148)	(167)
Net loss for the year	(327)	(220)	(228)
Millicom’s share of results from HTA and AIH	(66)	(34)	(39)
Millicom’s share of results from other associates	(2)	(45)	(10)
Millicom’s share of results from other joint ventures (Ghana)	(68)	(6)	—
Millicom’s share of results from other joint ventures and associates	(136)	(85)	(49)

A.3.1. Accounting for investments in associates
The Group accounts for associates in the same way as it accounts for joint ventures.
A.3.2. Acquisitions and disposals of interests in associates
Africa Internet Holding GmbH (AIH)
AIH indirectly owns a number of companies that provide online services and online marketplaces in certain countries in Africa mainly under the brand name of Jumia.
Early January 2019, Millicom has been further diluted in the capital of AIH following the entry of a new investor. This triggered the recognition of a net dilution gain of $7 million in January 2019. In addition, on January 31, 2019, some changes in the company's governance became effective and Millicom relinquished its seat on the board of directors, which resulted in the loss of the Group's significant influence over AIH. As a result, as from January 31, 2019, Millicom will stop equity accounting for its investment in AIH and start measuring it at fair value. This change in accounting is expected to trigger the recognition of a gain at initial measurement.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Other various shareholder funding rounds were signed in 2016 whereby Millicom's interest was diluted. At that time, Millicom’s shareholding in AIH was reduced to 10%. This triggered the recognition of a net dilution gain of $43 million in the 2016 Group statement of income under 'Income (loss) from associates, net'.
Millicom investment in African towers company, Helios Towers Africa
Helios Towers Africa owns and operates telecommunications towers and passive infrastructure in four African markets. The company's principal business lies in building, acquiring and operating telecommunications towers that are capable of accommodating and powering the needs of multiple tenants.
During 2016, Millicom’s shareholding was diluted from 28.2% to 22.8% as a result of previous committed cash calls and new investors’ funding. This resulted in Millicom recognizing a gain on dilution of $16 million. The gain was recorded in the 2016 Group statement of income under 'Income (loss) from other joint ventures and associates, net'.
MKC Brilliant Holding GmbH (LIH)
During 2016, Millicom’s 35% investment in LIH had been impaired by $40 million mainly as a result of the decrease in fair value of LIH’s investment in the Global Fashion Group.
In April 2017, LIH completed the disposal of its shareholding in Easy Taxi to Cabify. As a result, and ultimately, LIH received cash and shares in Cabify. The transaction resulted in Millicom recognizing a loss of $11 million (Millicom’s share). Additionally, as a result of the annual impairment test conducted in 2017, Management fully impaired the remaining carrying value of its investment in LIH for $48 million. The impairment test performed in 2018 confirmed this conclusion. These losses were recorded under the caption 'Income (loss) from other joint ventures and associates, net' in the year ended December 31, 2017.
Milvik AB (BIMA)
On December 19, 2017, Millicom announced that it had sold a portion of its ownership stake in BIMA - a leading emerging market insurance player - (from 20.4% to 12.0% – on a fully diluted basis) to Kinnevik and a new investor, with the latter contributing $97 million in the micro-insurance business. As a result of the transaction, Millicom received $24 million in cash and recognized a gain on disposal of $21 million. In addition, and as a consequence of the subsequent capital increase made by the new investor, the Group recognized a gain on dilution of $11 million. Both gains have been recorded under the caption "Income (loss) from other joint ventures and associates, net", in the statement of income. Both transactions were carried out at the same fair value on an arm’s length basis.

A.4. Discontinued operations
A.4.1. Classification of discontinued operations
Discontinued operations are those which have identifiable operations and cash flows (for both operating and management purposes) and represent a major line of business or geographic area which has been disposed of, or are held for sale. Revenue and expenses associated with discontinued operations are presented retrospectively in a separate line in the consolidated statement of income. Millicom determined that the loss of path to control of operations by the termination of a contractual arrangement (e.g. termination without exercise of an unconditional call option agreement giving path to control, as occurred with the Guatemala and Honduras operations) does not require presentation as a discontinued operation.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

A.4.2. Millicom’s discontinued operations
In accordance with IFRS 5, the Group’s businesses in Senegal, Tigo Ghana and Tigo Rwanda have been classified as assets held for sale (respectively on February 2, 2017, September 28, 2017 and January 23, 2018) and their results were showed as discontinued operations for all years presented in these financial statements. The statement of income comparative figures presented in the notes to these consolidated financial statements have therefore been restated accordingly and when necessary. For further details, refer to note E.3.
B. Performance
B.1. Revenue
Millicom’s revenue comprises sale of services from its mobile business (including Mobile Financial Services - MFS) and its cable and other fixed services, as well as related devices and equipment. Recurring revenue consists of monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, TV services, B2B contracts, MFS commissions and fees from other telecommunications services such as data services, short message services and other value added services.
Revenue from continuing operations by category

	2018	2017	2016
	(US$ millions)
Mobile	2,248	2,281	2,343
Cable and other fixed services	1,568	1,553	1,437
Other	46	41	39
Service revenue	3,861	3,876	3,820
Telephone and equipment and other	213	200	223
Total revenue	4,074	4,076	4,043

Revenue from continuing operations by country or operation

	2018	2017	2016
	(US$ millions)
Colombia	1,661	1,739	1,717
Paraguay	679	662	623
Bolivia	614	555	542
El Salvador	405	422	425
Tanzania (excluding Zantel)	356	348	347
Chad	128	140	166
Costa Rica	155	153	152
Panama	17	—	—
Other operations	60	57	71
Total	4,074	4,076	4,043

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

B.1.1. Accounting for revenue
Revenue recognition
Revenue is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.
Post-paid connection fees are derived from the payment of a non-refundable / one-time fee charged to customer to connect to the network (e.g. connection / installation fee). Usually, it does not represent a distinct good or service, and therefore does not give rise to a separate performance obligation and revenue is recognized over the minimum contract duration. However, if the fee is paid by a customer to get the right to receive goods or services without having to pay this fee again over his tenure with the Group (e.g. the customer can readily extend his contract without having to pay the same fee again), it is accounted for as a material right and revenue should be recognized over the customer retention period.
Post-paid mobile / cable subscription fees are recognized over the relevant enforceable/subscribed service period (recurring monthly access fees that do not vary based on usage). The service provision is usually considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognized subscription fees, which are not refunded to the customers, are fully recognized once the customer has been disconnected.
Prepaid scratch / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. Revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as a contract liability. Upon expiration of the validity period, the portion of the contract liability relating to the expiring credit is recognized as revenue, since there is no longer an obligation to provide those services.
Telephone and equipment sales are recognized as revenue once the customer obtains control of the good. That criteria is fulfilled when the customer has the ability to direct the use and obtain substantially all of the remaining benefits from that good.
Revenue from provision of Mobile Financial Services (MFS) is recognized once the primary service has been provided to the customer.
Customer premise equipment (CPE) are provided to customers as a prerequisite to receive the subscribed Home services and shall be returned at the end of the contract duration. Since CPEs provided over the contract term do not provide benefit to the customer on their own, they do not give rise to separate performance obligations and therefore are accounted for as part of the service provided to the customers.
Bundled offers are considered arrangements with multiple deliverables or elements, which can lead to the identification of separate performance obligations. Revenue is recognized in accordance with the transfer of goods or services to customers in an amount that reflects the relative standalone selling price of the performance obligation (e.g. sale of telecom services, revenue over time + sale of handset, revenue at a point in time).
Principal-Agent, some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer. In these instances, the Group determines whether it has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). For example, performance obligations relating to services provided by third-party content providers (i.e., mobile Value Added Services or “VAS”) or service providers (i.e., wholesale international traffic) where the Group neither controls a right to the provider’s service nor controls the underlying service itself are presented net because the Group is acting as an agent. The Group generally acts as a principal for other types of services where the Group is the primary obligor of the arrangement. In cases the Group determines that it acts as a principal, revenue is recognized in the gross amount, whereas in cases the Group acts as an agent revenue is recognized in the net amount.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Revenue from the sale of cables, fiber, wavelength or capacity contracts, when part of the ordinary activities of the operation, is recognized as recurring revenue. Revenue is recognized when the cable, fiber, wavelength or capacity has been delivered to the customer, based on the amount expected to be received from the customer.
Revenue from operating lease of tower space is recognized over the period of the underlying lease contracts. Finance leases revenue is apportioned between lease of tower space and interest income.
B.2. Expenses
The cost of sales and operating expenses incurred by the Group can be summarized as follows:
Cost of sales

	2018	2017	2016
	(US$ millions)
Direct costs of services sold	(829)	(913)	(857)
Cost of telephone, equipment and other accessories	(230)	(219)	(254)
Bad debt and obsolescence costs	(87)	(72)	(63)
Cost of sales	(1,146)	(1,205)	(1,175)

Operating expenses, net

	2018	2017	2016
	(US$ millions)
Marketing expenses	(404)	(463)	(442)
Site and network maintenance costs	(209)	(176)	(160)
Employee related costs (B.4.)	(514)	(451)	(451)
External and other services	(185)	(152)	(218)
Rentals and operating leases	(155)	(155)	(159)
Other operating expenses	(207)	(197)	(196)
Operating expenses, net	(1,674)	(1,593)	(1,627)

The other operating income and expenses incurred by the Group can be summarized as follows:
Other operating income (expenses), net

	Notes	2018	2017	2016
		(US$ millions)
Income from tower deal transactions	C.3.4.	65	63	—
Impairment of intangible assets and property, plant and equipment	E.1., E.2.	(6)	(12)	(6)
Gain (loss) on disposals of intangible assets and property, plant and equipment		8	1	(8)
Other income (expenses)		9	16	—
Other operating income (expenses), net		76	68	(14)

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

B.2.1. Accounting for cost of sales and operating expenses
Cost of sales
Cost of sales is recorded on an accrual basis.
Customer acquisition costs
Specific customer acquisition costs, including dealer commissions and handset subsidies, are charged to marketing expenses when the customer is activated.
Operating leases
Operating leases are all leases that do not qualify as finance leases. Operating lease payments are recognized as expenses in the consolidated statement of income on a straight-line basis over the lease term.
B.3. Segmental information
Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America ("Latam") and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated. As from January 1, 2018, segment EBITDA includes inter-company management fees and incentive compensation paid to local management teams. These items, were previously included in unallocated corporate costs. This change in presentation has no impact on Group EBITDA. Accordingly, 2017 and 2016 have been represented. Revenue, operating profit (loss), EBITDA and other segment information for the years ended December 31, 2018, 2017 and 2016, were as follows:

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

	Latin America	Africa (vii)	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2018
Mobile revenue	3,214	510	—	(1,475)	—	2,248
Cable and other fixed services revenue	1,808	12	—	(253)	—	1,568
Other revenue	48	3	—	(6)	—	46
Service revenue (i)	5,069	526	—	(1,734)	—	3,861
Telephone and equipment and other revenue	415	1	—	(203)	—	213
Revenue	5,485	526	—	(1,937)	—	4,074
Operating profit (loss)	995	40	(47)	(488)	154	655
Add back:
Depreciation and amortization	1,133	107	5	(416)		830
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(154)	(154)
Other operating income (expenses), net	(51)	(3)	(2)	(19)	—	(76)
EBITDA(ii)	2,077	143	(44)	(922)	—	1,254
EBITDA from discontinued operations	—	3	—	—	—	3
EBITDA incl. discontinued operations	2,077	146	(44)	(922)	—	1,257
Capex(iii)	(872)	(59)	(2)	225	—	(708)
Changes in working capital and others(iv)	(42)	28	13	(12)	—	(13)
Taxes paid	(264)	(24)	(6)	142	—	(153)
Operating Free Cash Flow(v)	899	91	(39)	(568)	—	383
Total Assets(vi)	11,754	839	2,752	(5,219)	190	10,316
Total Liabilities	6,132	905	2,953	(1,814)	(650)	7,526

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

	Latin America	Africa (vii)	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2017 (viii)
Mobile revenue	3,283	509	—	(1,510)	—	2,281
Cable and other fixed services revenue	1,755	12	—	(213)	—	1,553
Other revenue	40	5	—	(4)	—	41
Service revenue (i)	5,078	524	—	(1,727)	—	3,876
Telephone and equipment and other revenue	363	2	—	(165)	—	200
Revenue	5,441	526	—	(1,892)	—	4,076
Operating profit (loss)	899	41	(5)	(431)	140	645
Add back:
Depreciation and amortization	1,174	110	6	(450)	—	841
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(140)	(140)
Other operating income (expenses), net	(49)	(11)	10	(18)	—	(68)
EBITDA(ii)	2,024	140	11	(899)	—	1,278
EBITDA from discontinued operations	—	73	—	—	—	73
EBITDA incl. discontinued operations	2,024	213	11	(899)	—	1,351
Capex(iii)	(855)	(99)	(1)	237	—	(718)
Changes in working capital and others(iv)	(53)	(6)	(10)	27	—	(42)
Taxes paid	(239)	(18)	1	124	—	(132)
Operating Free Cash Flow(v)	877	90	1	(511)	—	459
Total Assets(vi)	10,411	1,482	598	(5,420)	2,393	9,464
Total liabilities	5,484	1,673	1,465	(1,961)	(478)	6,183

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2016 (viii)
Mobile revenue	3,318	541	—	(1,514)	—	2,343
Cable and other fixed services revenue	1,611	15	—	(191)	—	1,437
Other revenue	37	6	—	(4)	—	39
Service revenue (i)	4,966	562	—	(1,709)	—	3,820
Telephone and equipment and other revenue	386	2	—	(165)	—	223
Revenue	5,352	565	—	(1,875)	—	4,043
Operating profit (loss)	721	43	4	(394)	(115)	490
Add back:
Depreciation and amortization	1,173	113	7	(441)	—	853
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(115)	(115)
Other operating income (expenses), net	42	2	(6)	(24)	—	14
EBITDA(ii)	1,935	158	5	(859)	—	1,241
EBITDA from discontinued operations	—	77	—	—	—	77
EBITDA incl. discontinued operations	1,935	235	5	(859)	—	1,319
Capex(iii)	(886)	(161)	(6)	242	—	(811)
Changes in working capital and others(iv)	37	(2)	(33)	24	—	26
Taxes paid	(233)	(33)	(9)	145	—	(130)
Operating Free Cash Flow(v)	853	39	(43)	(448)	—	404
Total Assets(vi)	10,386	1,406	1,357	(5,589)	2,067	9,627
Total liabilities	5,229	1,852	1,997	(1,942)	(877)	6,258

(i)
Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)
EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii) Cash spent for capex excluding spectrum and licenses of $61 million (2017: $53 million; 2016: $39 million) and cash received on tower deals of $141 million (2017: $167 million; 2016: nil).

(iv)	Changes in working capital and others include changes in working capital as stated in the cash flow statement, as well as share-based payments expense and non-cash bonuses.

(v)
Operating Free Cash Flow is EBITDA less capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latam segment.

(viii)	Restated as a result of classification of certain of our African operations as discontinued operations (see notes A.4. and E.3.).

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Revenue from contracts with customers from continuing operations:

Year ended December 31, 2018
$ millions	Timing of revenue recognition	Latin America	Africa	Total Group
Mobile	Over time	1,701	401	2,102
Mobile Financial Services	Point in time	37	109	147
Cable and other fixed services	Over time	1,556	12	1,568
Other	Over time	42	3	46
Service Revenue		3,336	526	3,861
Telephone and equipment	Point in time	212	1	213
Revenue from contracts with customers		3,548	526	4,074

B.4. People
Number of permanent employees

	2018	2017	2016
Continuing operations(i)	16,987	14,404	13,211
Joint ventures (Guatemala, Honduras and Ghana – for 2018 and 2017)	4,416	4,326	4,023
Discontinued operations	—	397	751
Total	21,403	19,127	17,985

(i)	Emtelco headcount are excluded from this report and any internal reporting because their costs are classified as direct costs and not employee related costs.

	Notes	2018	2017	2016
		(US$ millions)
Wages and salaries		(356)	(320)	(290)
Social security		(61)	(57)	(67)
Share based compensation	B.4.1.	(21)	(22)	(14)
Pension and other long-term benefit costs	B.4.2.	(7)	(8)	(6)
Other employee related costs		(70)	(45)	(74)
Total		(514)	(451)	(451)

B.4.1. Share-based compensation
Millicom shares granted to management and key employees includes share-based compensation in the form of long-term share incentive plans. Up until 2015, Millicom had two types of annual plan, a future performance plan and a deferred share plan. In 2015, Millicom issued four different types of plans; a deferred share plan, a performance share plan, an executive share plan and the sign-on CEO share plan (a one-off plan). Since 2016, Millicom has two types of annual plans, a performance share plan and a deferred share plan. The different plans are further detailed below.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Cost of share based compensation

	2018	2017	2016
	(US$ millions)
2014 incentive plans	—	—	(1)
2015 incentive plans	—	(3)	(3)
2016 incentive plans	(4)	(6)	(10)
2017 incentive plans	(8)	(12)	—
2018 incentive plans	(11)	—	—
Total share-based compensation	(21)	(22)	(14)

Deferred share plan (unchanged since 2014)
For the deferred awards plan, participants are granted shares based on past performance, with 16.5% of the shares vesting on January 1 of each of year one and two, and the remaining 67% on 1 January of year three. Vesting is conditional upon the participant remaining employed with Millicom at each vesting date. The cost of this long-term incentive plan, which is not conditional on performance conditions, is calculated as follows:
Fair value (share price) of Millicom’s shares at grant date x number of shares expected to vest.

Sign-on CEO share plan (issued in 2015 – one off)
As part of his employment contract Millicom CEO (from April 1, 2015) received a sign-on grant of 77,344 shares. Vesting is conditional, among other conditions, on the CEO not being dismissed for cause. The cost of this long-term incentive plan, which is not conditional on market conditions, is calculated in the same way as the deferred share plan above. The expense for this plan has been taken in full during 2015.
Performance share plan (issued in 2015)
Under this plan, shares granted did vest in full in 2018, subject to performance conditions, 62.5% based on Absolute Total Shareholder Return (TSR) and 37.5% based on actual vs budgeted EBITDA minus CAPEX minus Change in Working Capital (Free Cash Flow). As the TSR measure is a market condition, the fair value of the shares in the performance share plan requires consideration of potential adjustments for future market-based conditions at grant date.
For this, a specific valuation had been performed at grant date based on the probability of the TSR conditions being met (and to which extent) and the expected payout based upon leaving conditions.
The Free Cash Flows (FCF) condition is a non-market measure which had been considered together with the leaving estimate and based initially on a 100% fulfillment expectation. The reference share price for 2015 performance share plan is the same share price as the share price for the deferred share plan.

Executive share plan (issued in 2015 – one off)
Under this plan, shares were granted to the CEO and CFO based on an allocated holding of 3,333 (CEO) and 2,000 (CFO) shares for which vesting occurs based on three components at multipliers based on market conditions (a TSR for component A and B) and performance conditions (on actual vs budgeted FCF for component C). The maximum number of shares that could vest under the plan was 26,664 (CEO) and 14,000 (CFO). The plan vested in 2018 at the end of a three-year period.
Similarly to the performance share plan, a specific valuation had been performed based on the probability of the TSR conditions being met (and to which extent) and the expected payout based upon leaving conditions. The FCF condition being a non-market measure, it had been considered together with the leaving estimate and based initially

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

on a 100% fulfillment expectation. Therefore, the reference share price is the share price on the date that the CEO and the CFO agreed to the executive share plan.
Performance share plan (for plans issued in 2016 and 2017)
Shares granted under this performance share plan vest at the end of the three-year period, subject to performance conditions, 25% based on Positive Absolute Total Shareholder Return (Absolute TSR), 25% based on Relative Total Shareholder Return (Relative TSR) and 50% based on budgeted Earnings Before Interest Tax Depreciation and Amortization (EBITDA) minus Capital Expenditure (Capex) minus Change in Working Capital (CWC) (Free Cash Flow).
This performance share plan is measured similarly to the performance share plan issued in 2015, see above.
Performance share plan (for plan issued in 2018)
Shares granted under this performance share plan vest at the end of the three-year period, subject to performance conditions, 25% based on Relative Total Shareholder Return (“Relative TSR”), 25% based on the achievement of the Service Revenue target measured on a 3-year CAGRs from years 2018 to 2020 (“Service Revenue”) and 50% based on the achievement of the Operating Free Cash Flow (“Operating Free Cash Flow”) target measured on a 3-year CAGRs from years 2018 to 2020.
For the performance share plans and the executive share plan, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.
Assumptions and fair value of the shares under the TSR portion

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Share fair value (in US$)
Performance share plan 2018 (Relative TSR)	(0.39)	3.21	30.27	2.93	57.70
Performance share plan 2017 (Relative TSR)	(0.40)	3.80	22.50	2.92	27.06
Performance share plan 2017 (Absolute TSR)	(0.40)	3.80	22.50	2.92	29.16
Performance share plan 2016 (Relative TSR)	(0.65)	3.49	30.00	2.61	43.35
Performance share plan 2016 (Absolute TSR)	(0.65)	3.49	30.00	2.61	45.94
Performance share plan 2015 (Absolute TSR)	(0.32)	2.78	23.00	2.57	32.87
Executive share plan 2015 – Component A	(0.32)	N/A	23.00	2.57	53.74
Executive share plan 2015 – Component B	(0.32)	N/A	23.00	2.57	29.53

(i)	Historical volatility retained was determined on the basis of a three-year historic average.
The cost of the long-term incentive plans which are conditional on market conditions is calculated as follows:
Fair value (market value) of shares at grant date (as calculated above) x number of shares expected to vest.
The cost of these plans is recognized, together with a corresponding increase in equity (share compensation reserve), over the period in which the performance and/or employment conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award. Adjustments are made to the expense recorded for forfeitures, mainly due to management and employees leaving Millicom. Non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.
No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. These are treated as vested, regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.
Plan awards and shares expected to vest

	2018 plans		2017 plans		2016 plans		2015 plans
	Performance plan	Deferred plan	Performance plan	Deferred plan	Performance plan	Deferred plan	Performance plan	Executive plan	CEO plan	Deferred plan
			(number of shares)
Initial shares granted	237,196	262,317	279,807	438,505	200,617	287,316	98,137	40,664	77,344	237,620
Additional shares granted(i)	—	3,290	2,868	29,406	—	—	—	—	3,537	—
Revision for forfeitures	(13,531)	(18,086)	(34,556)	(74,325)	(49,164)	(77,924)	(37,452)	—	—	(68,121)
Revision for cancellations	(4,728)	—	—	—	—	—	—	—	—	—
Total before issuances	218,927	247,521	248,119	393,586	151,453	209,392	60,685	40,664	80,881	169,499
Shares issued in 2016	—	—	—	—	(1,214)	(1,733)	(771)	—	(25,781)	(38,745)
Shares issued in 2017	—	—	—	(2,686)	(752)	(43,579)	(357)	—	(28,139)	(30,124)
Shares issued in 2018	(97)	(18,747)	(2,724)	(99,399)	(2,050)	(46,039)	(27,619)	(19,022)	(26,961)	(100,630)
Performance conditions	—	—	—	—	—	—	(31,938)	(21,642)	—	—
Shares still expected to vest	218,830	228,774	245,395	291,501	147,437	118,041	—	—	—	—
Estimated cost over the vesting period (US$ millions)	12	14	9	20	8	12	4	2	6	12

(i)	Additional shares granted represent grants made for new joiners and/or as per CEO contractual arrangements.
B.4.2. Pension and other long-term employee benefit plans
Pension plans
The pension plans apply to employees who meet certain criteria (including years of service, age and participation in collective agreements).
Pension and other similar employee related obligations can result from either defined contribution plans or defined benefit plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. No further payment obligations exist once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in future payments is available.
Defined benefit pension plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using an appropriate discount rate based on maturities of the related pension liability.
Re-measurement of net defined benefit liabilities are recognized in other comprehensive income and not reclassified to the statement of income in subsequent years.
Past service costs are recognized in the statement of income on the earlier of the date of the plan amendment or curtailment, and the date that the Group recognizes related restructuring costs.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Net interest is calculated by applying the discount rate to the net defined benefit asset/liability.
Long-service plans
Long-service plans apply for Colombian subsidiary UNE employees with more than five years of service whereby additional bonuses are paid to employees that reach each incremental length of service milestone (from five to 40 years).
Termination plans
In addition, UNE has a number of employee defined benefit plans. The level of benefits provided under the plans depends on collective employment agreements and Colombian labor regulations. There are no defined assets related to the plans, and UNE make payments to settle obligations under the plans out of available cash balances.
At December 31, 2018, the defined benefit obligation liability amounted to $60 million (2017: $66 million) and payments expected in the plans in future years totals $111 million (2017: $87 million). The average duration of the defined benefit obligation at December 31, 2018 is 7 years (2017: 7 years). The termination plans apply to employees that joined UNE prior to December 30, 1996. The level of payments depends on the number of years in which the employee has worked before retirement or termination of their contract with UNE.
Except for the UNE pension plan described above, there are no other significant defined benefits plans in the Group.
B.4.3. Directors and executive management
The remuneration of the members of the Board of Directors comprises an annual fee and shares. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at their Annual General Meeting (AGM).
Remuneration charge for the Board (gross of withholding tax)

	2018	2017	2016
	(US$ ’000)
Chairperson	169	233	243
Other members of the Board	774	889	900
Total (i)	943	1,122	1,143

(i)
Cash compensation converted from SEK to USD at exchange rates on payment dates each year. Share based compensation based on the market value of Millicom shares on the corresponding AGM date (2018: in total 6,591 shares; 2017: in total 8,731 shares; 2016: in total 8,002 shares). Net remuneration comprised 51% in shares and 49% in cash (SEK) (2017: 52% in shares and 48% in cash; 2016: 50% in shares and 50% in cash).

Shares beneficially owned by the Directors

	2018	2017
	(number of shares)
Chairperson	8,554	7,000
Other members of the Board	15,333	20,067
Total	23,887	27,067
The remuneration of executive management of Millicom comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. Bonus and share based compensation plans (see note B.4.1.) are based on actual and future performance. Share based compensation is granted once a year by the Compensation Committee of the Board.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

If the employment of Millicom’s senior executives is terminated, severance of up to 12 months’ salary is potentially payable.
The annual base salary and other benefits of the Chief Executive Officer (CEO) and the Executive Vice Presidents (Executive team) are proposed by the Compensation Committee and approved by the Board.
Remuneration charge for the Executive Team

	CEO	CFO	Executive Team (9 members)(iii)
	(US$ ’000)
2018
Base salary	1,112	673	3,930
Bonus	1,492	557	2,445
Pension	247	101	962
Other benefits	66	63	805
Termination benefits	—	—	301
Total before share based compensation	2,918	1,393	8,444
Share based compensation(i)(ii) in respect of 2018 LTIP	5,027	1,567	4,957
Total	7,945	2,960	13,401

Remuneration charge for the Executive Team

	CEO	CFO	Executive Team (9 members)
	(US$ ’000)
2017
Base salary	1,000	648	3,822
Bonus	707	455	1,590
Pension	150	97	629
Other benefits	64	15	1,193
Total before share based compensation	1,921	1,215	7,233
Share based compensation(i)(ii) in respect of 2017 LTIP	2,783	1,492	5,202
Total	4,704	2,707	12,435

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Remuneration charge for the Executive team

	CEO	CFO	Executive team (9 members)
	(US$ ’000)
2016
Base salary	1,000	599	3,797
Bonus	660	450	1,411
Pension	150	82	513
Other benefits	48	18	720
Total before share based compensation	1,858	1,149	6,441
Share based compensation(i)(ii) in respect of 2016 LTIP	2,660	1,481	4,031
Total	4,518	2,630	10,472

(i)	See note B.4.1.

(ii)	Share awards of 80,264 and 112,472 were granted in 2018 under the 2018 LTIPs to the CEO, and Executive Team (2017: 61,724 and 167,371, respectively; 2016: 49,171 and 104,573, respectively).

(iii)	Other Executives’ compensation includes Daniel Loria, former CHRO and Rodrigo Diehl, EVP Strategy.
Share ownership and unvested share awards granted from Company equity plans to the Executive team

	CEO	Executive team	Total
	(number of shares)
2018
Share ownership (vested from equity plans and otherwise acquired)	122,310	84,782	207,092
Share awards not vested	172,485	339,726	512,211
2017
Share ownership (vested from equity plans and otherwise acquired)	80,159	55,888	136,047
Share awards not vested	148,324	299,067	447,391

B.5. Other non-operating (expenses) income, net
Non-operating items mainly comprise changes in fair value of derivatives and the impact of foreign exchange fluctuations on the results of the Group.

	Year ended December 31,
	2018	2017	2016
	(US$ millions)
Change in fair value of derivatives (see note D.1.2.)	(1)	(22)	3
Exchange gain (loss), net	(41)	18	25
Other non-operating income (expenses), net	2	0	(9)
Total	(40)	(4)	20

Foreign exchange gains and losses
Transactions denominated in a currency other than the functional currency are translated into the functional currency using exchange rates prevailing at the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions, and on translation of monetary assets and liabilities denominated in currencies

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

other than the functional currency at year-end exchange rates, are recognized in the consolidated statement of income, except when deferred in equity as qualifying cash flow hedges.
B.6. Taxation
B.6.1. Income tax expense
Tax mainly comprises income taxes of subsidiaries and withholding taxes on intragroup dividends and royalties for use of Millicom trademarks and brands. Millicom operations are in jurisdictions with income tax rates of 10% to 40% levied on either revenue or profit before income tax (2017: 10% to 40%; 2016: 10% to 40%). Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.
Income tax charge

	2018	2017	2016
	(US$ millions)
Income tax (charge) credit
Withholding tax	(64)	(74)	(44)
Other income tax relating to the current year	(86)	(85)	(74)
	(150)	(159)	(118)
Adjustments in respect of prior years	1	(12)	(26)
	(149)	(171)	(144)
Deferred tax (charge) credit
Origination and reversal of temporary differences	32	15	45
Effect of change in tax rates	(10)	19	1
Tax income (expense) before valuation allowances	22	34	46
Effect of valuation allowances	(8)	(30)	(88)
	14	4	(42)
Adjustments in respect of prior years	19	9	7
	33	13	(35)
Tax (charge) credit on continuing operations	(116)	(158)	(179)
Tax (charge) credit on discontinuing operations	—	—	6
Total tax (charge) credit	(116)	(158)	(173)

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Reconciliation between the tax expense and tax at the weighted average statutory tax rate is as follows:
Income tax calculation

	2018			2017			2016
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(US $ millions)
Profit before tax	129	(39)	90	176	51	227	109	(26)	83
Tax at the weighted average statutory rate	(5)	4	(1)	(12)	(10)	(22)	9	6	15
Effect of:
Items taxed at a different rate	7	—	7	(11)	0	(11)	13	0	13
Change in tax rates on deferred tax balances	(10)	—	(10)	19	0	19	1	0	1
Expenditure not deductible and income not taxable	(59)	(2)	(61)	(66)	7	(59)	(65)	8	(57)
Unrelieved withholding tax	(64)	—	(64)	(73)	0	(73)	(43)	0	(43)
Accounting for associates and joint ventures	5	—	5	17	0	17	29	0	29
Movement in deferred tax on unremitted earnings	(2)	—	(2)	1	0	1	(16)	0	(16)
Unrecognized deferred tax assets	(8)	(2)	(10)	(31)	(10)	(41)	(105)	(15)	(120)
Recognition of previously unrecognized deferred tax assets	—	—	—	1	13	14	17	0	17
Adjustments in respect of prior years	20	—	20	(3)	0	(3)	(19)	7	(12)
Total tax (charge) credit	(116)	—	(116)	(158)	0	(158)	(179)	6	(173)
Weighted average statutory tax rate	3.9%		1.1%	6.82%		9.69%	(8.26)%		(17.90)%
Effective tax rate	89.9%		128.9%	89.77%		69.60%	164.22%		207.10%
B.6.2. Current tax assets and liabilities
Current tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the statement of financial position date.
B.6.3. Deferred tax
Deferred tax is calculated using the liability method on temporary differences at the statement of financial position date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes.
Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting, nor taxable profit or loss.
Deferred tax assets are recognized for all temporary differences including unused tax credits and tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, except where the deferred tax assets relate to deductible temporary differences from initial recognition of an asset or liability in a transaction that is not a business combination, and, at the time of the transaction, affects neither accounting, nor taxable profit or loss. It is probable that taxable profit will be available

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

when there are sufficient taxable temporary differences relating to the same tax authority and the same taxable entity which are expected to reverse in the same period as the expected reversal of the deductible temporary difference.
The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to utilize them. Unrecognized deferred tax assets are reassessed at each statement of financial position date and are recognized to the extent it is probable that future taxable profit will enable the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rate expected to apply in the year when the assets are realized or liabilities settled, based on tax rates and tax laws that have been enacted or substantively enacted at the statement of financial position date. Deferred tax assets and deferred tax liabilities are offset where legally enforceable set off rights exist and the deferred taxes relate to the same taxable entity and the same taxation authority.
Deferred tax

	Fixed assets	Unused tax losses	Unremitted earnings	Other	Offset	Total
	(US$ millions)
Balance at December 31, 2016	(23)	113	(32)	51	—	109
(Charge)/credit to statement of income	53	(61)	1	20	—	13
Exchange differences	2	—	(1)	1	—	2
Balance at December 31, 2017	32	52	(32)	72	—	124
Deferred tax assets	88	52	—	79	(39)	180
Deferred tax liabilities	(56)	—	(32)	(7)	39	(56)
Balance at December 31, 2017	32	52	(32)	72	—	124
(Charge)/credit to statement of income	(18)	(3)	(2)	56	—	33
Change in scope	(190)	—	—	9	—	(181)
Accounting policy changes	—	—	—	4	—	4
Exchange differences	—	(5)	—	(6)	—	(11)
Balance at December 31, 2018	(176)	44	(34)	135	—	(31)
Deferred tax assets	76	44	—	134	(52)	202
Deferred tax liabilities	(252)	—	(34)	1	52	(233)
Balance at December 31, 2018	(176)	44	(34)	135	—	(31)

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:
Deductible temporary differences

	Fixed assets	Unused tax losses	Other	Total
	(US$ millions)
At December 31, 2018	92	4,886	134	5,112
At December 31, 2017	68	4,844	162	5,074

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Unrecognized loss carryforwards expire as follows:
Unrecognized tax losses related to continuing operations

	2018	2017	2016
	(US$ millions)
Expiry:
Within one year	—	39	27
Within one to five years	3	494	493
After five years	493	—	—
No expiry	4,390	4,311	3,981
Total	4,886	4,844	4,501

With effect from 2017, Luxembourg tax losses incurred may be carried forward for a maximum of 17 years. Losses incurred before 2017 may be carried forward without limitation of time.
At December 31, 2018, Millicom had $584 million of unremitted earnings of Millicom operating subsidiaries for which no deferred tax liabilities were recognized (2017: $842 million; 2016: $873 million). Except for intragroup dividends to be paid out of 2018 profits in 2019 for which deferred tax of $34 million (2017: $32 million; 2016 $32 million) has been provided, it is anticipated that intragroup dividends paid in future periods will be made out of profits of future periods.
B.7. Earnings per share
Basic earnings (loss) per share are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings (loss) per share are calculated by dividing the net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of dilutive potential shares.
Net profit/(loss) used in the earnings (loss) per share computation

	2018	2017	2016
	(US$ millions)
Basic and diluted:
Net profit/(loss) attributable to equity holders from continuing operations	29	36	(12)
Net profit/(loss) attributable to equity holders from discontinued operations	(39)	51	(20)
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	(10)	86	(32)

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Weighted average number of shares in the earnings (loss) per share computation

	2018	2017	2016
	(thousands of shares)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings (loss) per share	100,793	100,384	100,337
Potential incremental shares as a result of share options	—	—	—
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	100,793	100,384	100,337
C. Capital structure and financing
C.1. Share capital, share premium and reserves
Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.
Where any Group company purchases the Company’s share capital, the consideration paid, including any directly attributable incremental costs, is shown under Treasury shares and deducted from equity attributable to the Company’s equity holders until the shares are canceled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects is included in equity attributable to the Company’s equity holders.
Share capital, share premium

	2018	2017
Authorized and registered share capital (number of shares)	133,333,200	133,333,200
Subscribed and fully paid up share capital (number of shares)	101,739,217	101,739,217
Par value per share	1.50	1.50
Share capital (US$ millions)	153	153
Share premium (US$ millions)	482	484
Total (US$ millions)	635	637

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Other equity reserves

	Legal reserve	Equity settled transaction reserve	Hedge reserve	Currency translation reserve	Pension obligation reserve	Total
	(US$ millions)
As of January 1, 2016	16	46	(1)	(593)	1	(531)
Share based compensation	—	14	—	—	—	14
Issuance of shares – 2013, 2014, 2015 LTIPs	—	(17)	—	—	—	(17)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	(3)	—	—	(3)
Currency translation movement	—	—	—	(23)	—	(23)
As of December 31, 2016	16	43	(4)	(616)	(1)	(562)
Share based compensation	—	22	—	—	—	22
Issuance of shares – 2014, 2015, 2016 LTIPs	—	(18)	—	—	—	(18)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	4	—	—	4
Currency translation movement	—	—	—	85	—	85
As of December 31, 2017	16	47	—	(531)	(3)	(472)
Share based compensation	—	22	—	—	—	22
Issuance of shares –2015, 2016, 2017 LTIPs	—	(22)	—	—	—	(22)
Currency translation movement	—	—	—	(68)	—	(68)
As of December 31, 2018	16	47	—	(599)	(3)	(538)

C.1.1. Legal reserve
If Millicom International Cellular S.A. reports an annual net profit on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. No appropriation was required in 2017 or 2018 as the 10% minimum level was reached in 2011 and maintained each subsequent year.
C.1.2. Equity settled transaction reserve
The cost of LTIPs is recognized as an increase in the equity-settled transaction reserve over the period in which the performance and/or service conditions are rendered. When shares under the LTIPs vest and are issued the corresponding reserve is transferred to share premium.
C.1.3. Hedge reserve
The effective portions of changes in value of cash flow hedges are recorded in the hedge reserve (see note C.1.).

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

C.1.4. Currency translation reserve
In the financial statements, the relevant captions in the statements of financial position of subsidiaries without US dollar functional currencies are translated to US dollars using the closing exchange rate. Statements of income or statement of income captions (including those of joint ventures and associates) are translated to US dollars at monthly average exchange rates during the year. The currency translation reserve includes foreign exchange gains and losses arising from these translations.
C.2. Dividend distributions
On May 17, 2018, a dividend distribution of $2.64 per share from Millicom’s retained profits at December 31, 2017, was approved by the shareholders at the AGM and paid in equal portions in May and November 2018.
On May 4, 2017, a dividend distribution of $2.64 per share from Millicom’s retained profits at December 31, 2016, was approved by the shareholders at the AGM and distributed in May 2017.
On May 17, 2016, a dividend distribution of $2.64 per share from Millicom’s retained profits at December 31, 2015, was approved by the shareholders at the AGM and distributed in May 2016.
The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. At December 31, 2018, $324 million (December 31, 2017: $345 million; December 31, 2016: $321 million) of Millicom’s retained profits represent statutory reserves that are unavailable to be distributed to owners of the Company.
C.3. Debt and financing
Debt and financing by type (i)

	Note	2018	2017
		(US$ millions)
Debt and financing due after more than one year
Bonds	C.3.1.	2,501	2,147
Banks	C.3.2.	1,324	1,158
Finance leases	C.3.4.	353	362
Other financing(ii)		113	74
Total non-current financing		4,291	3,742
Less: portion payable within one year		(168)	(142)
Total non-current financing due after more than one year		4,123	3,600
Debt and financing due within one year
Bonds	C.3.1.	—	—
Banks	C.3.2.	289	40
Finance leases	C.3.4.	—	3
Other financing		—	—
Total current debt and financing		289	43
Add: portion of non-current debt payable within one year		168	142
Total		458	185
Total debt and financing		4,580	3,785

(i)	See note D.1.1 for further details on maturity profile of the Group debt and financing.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

(ii)
In July 2018, the Company issued a COP144,054.5 million /$50 million bilateral facility with IIC (Inter-American Development Bank) for a USD indexed to COP Note. The note bears interest at 9.45% p.a.. This COP Note is used as net investment hedge of the net assets of our operations in Colombia.

Debt and financing by location

	2018	2017
	(US$ millions)
Millicom International Cellular S.A. (Luxembourg)	1,770	1,255
Colombia	1,016	1,130
Paraguay	504	488
Bolivia	317	352
Panama	261	—
Tanzania	201	217
Rwanda	—	50
Chad	64	70
Costa Rica	148	76
El Salvador	299	147
Total debt and financing	4,580	3,785

Debt and financings are initially recognized at fair value, net of directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest rate method or at fair value. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the effective interest rate. Any difference between the initial amount and the maturity amount is recognized in the consolidated statement of income over the period of the borrowing. Borrowings are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least 12 months from the statement of financial position date.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

C.3.1. Bond financing
Bond financing

	Note	Country	Final Maturity	Interest Rate %	2018	2017
					(US$ millions)
SEK Senior Unsecured Variable Rate Notes	1	Luxembourg	2019	STIBOR +3.3(i)	—	243
USD 6.625% Senior Notes	2	Luxembourg	2026	6.625	495	—
USD 6% Senior Notes	3	Luxembourg	2025	6	491	496
USD 6.625% Senior Notes	4	Luxembourg	2021	6.625	—	—
USD 5.125% Senior Notes	5	Luxembourg	2028	5.125	493	494
USD 6.75% Senior Notes	6	Paraguay	2022	6.75	297	296
BOB 4.75% Notes	7	Bolivia	2020	4.75	59	86
BOB 4.05% Notes	7	Bolivia	2020	4.05	7	11
BOB 4.85% Notes	7	Bolivia	2023	4.85	71	85
BOB 3.95% Notes	7	Bolivia	2024	3.95	43	50
BOB 4.30% Notes	7	Bolivia	2029	4.3	23	25
BOB 4.30% Notes	7	Bolivia	2022	4.3	30	30
BOB 4.70% Notes	7	Bolivia	2024	4.7	35	35
BOB 5.30% Notes	7	Bolivia	2026	5.3	13	13
UNE Bond 1 (tranches A and B)	8	Colombia	2020	CPI + 5.10	46	50
UNE Bond 2 (tranches A and B)	8	Colombia	2023	CPI + 4.76	46	50
UNE Bond 3 (tranche A)	8	Colombia	2024	9.35	49	54
UNE Bond 3 (tranche B)	8	Colombia	2026	CPI+4.15	78	85
UNE Bond 3 (tranche C)	8	Colombia	2036	CPI+4.89	39	43
Cable Onda Bonds	9	Panama	2025	5.75	184	—
Total bond financing					2,501	2,147

(i)	STIBOR – Swedish Interbank Offered Rate.
(1)    SEK Senior Unsecured Notes
In August 2018, the Company redeemed all of the aggregate principal amount of the outstanding SEK Senior Unsecured Notes due 2019 ($227 million). The early redemption fees amounting to $3 million and $1 million of related unamortized costs have been expensed in August 2018 under interest and other financial expenses. As of September 30, 2018, the notes have been fully redeemed.
(2)    USD 6.625% Senior Notes
On October 16, 2018, the Company issued $500 million aggregate principal amount of 6.625% Senior Notes due 2026. The Notes bear interest at 6.625% p.a., payable semiannually in arrears on each interest payment date. Proceeds were used to finance Cable Onda’s acquisition (Note A.1.2.). Costs of issuance of $6 million are amortized over the eight-year life of the notes (the effective interest rate is 6.75%).

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

(3)    USD 6% Senior Notes
On March 11, 2015, Millicom issued a $500 million 6% fixed interest rate bond repayable in ten years, to repay the El Salvador 8% Senior Notes and for general corporate purposes. The bond was issued at 100% of the principal and has an effective interest rate of 6.132%. $8.6 million of withheld and upfront costs are being amortized over the ten-year life of the bond.
(4)    USD 6.625% Senior Notes
In December 2016, the Company confirmed that it had accepted for purchase $142 million of principal of its 6.625% Senior Notes due 2021. The early redemption fees amounting to $8 million and $2 million of related unamortized costs had been expensed in December 2016 under interest and other financial expenses.
On September 11, 2017, the Group made a tender offer for the outstanding 6.625% Senior Notes. On September 20, 2017, MIC S.A. repurchased $186 million in principal amount in the tender offer using the proceeds of the issue of the 5.125% Notes – see below. Also on September 11, 2017, the Group delivered a redemption notice for the 6.625% Senior Notes. MIC S.A. redeemed the remaining $473 million in principal amount on October 15, 2017. The total early redemption fees amounting to $22 million and $6 million of related unamortized costs have been expensed in September 2017 under interest and other financial expenses. At December 31, 2017, there are no 2021 Notes outstanding.
(5)    USD 5.125% Senior Notes
On September 20, 2017, MIC S.A. issued a $500 million, ten-year bond with an interest rate of 5.125% at an issue price of 100% (the 5.125% Notes) and will mature in 2028. Costs of issuance of $7 million are amortized over the seven-year life of the notes (effective interest rate is 5.24%).
(6)    USD 6.75% Senior Notes
On December 7, 2012, Telefónica Cellular del Paraguay S.A., Millicom’s fully owned subsidiary in Paraguay issued $300 million of notes at 100% of the aggregate principal amount. Distribution and other transaction fees of $7 million reduced the total proceeds from issuance to $293 million. The 6.75% Senior Notes have a 6.75% per annum coupon with interest payable semi-annually in arrears on June 13 and 13 December. The effective interest rate is 7.12%.
The 6.75% Senior Notes are general unsecured obligations of Telefónica Celular del Paraguay S.A. and rank equal in right of payment with all future unsecured and unsubordinated obligations of Telefónica Celular del Paraguay S.A. The 6.75% Senior Notes are unguaranteed.
(7)    BOB Notes
In May 2012, Telecel Bolivia issued Boliviano (BOB) 1.36 billion of notes repayable in installments until April 2, 2020. Distribution and other transaction fees of BOB5 million reduced the total proceeds from issuance to BOB 1.32 billion ($191 million). The bond has a 4.75% per annum coupon with interest payable semi-annually in arrears in May and November each year. The effective interest rate is 4.79%.
In November 2015, Telecel Bolivia issued BOB696 million (approximately $100 million) of notes in two series, A for BOB104.4 million (approximately $15 million), with a fixed annual interest rate of 4.05%, maturing in August 2020 and series B for BOB591.6 million (approximately $85 million) with a fixed annual interest rate of 4.85%, maturing in August 2023. The bond has coupon with interest payable semi-annually in arrears in March and September during the first two years, thereafter each February and August. The effective interest rate is 4.84%. In the placement, the final interest rate was reduced as Telecel Bolivia took advantage of strong demand for the bonds resulting in a reduction of the average interest rate to 4.55%. Telecel Bolivia received BOB4.59 million in excess of the BOB696 million issued (upfront premium).
On August 11, 2016, the operation in Bolivia issued a new bond for a total amount of BOB522 million consisting of two tranches (approximately $50 million and $25 million, respectively). Tranche A and B bear fixed interest at 3.95% and 4.30%, and will mature in June 2024 and June 2029, respectively.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

On October 12, 2017, Tigo Bolivia placed approximately $80 million of local currency debt in three tranches, which will mature in 2022, 2024 and 2026 and bear an average interest rate of 4.66%.
(8)    UNE Bonds
In March 2010, UNE issued a COP300 billion (approximately $126 million) bond consisting of two tranches with five and ten-year maturities. Interest rates are either fixed or variable depending on the tranche. Tranche A bears variable interest, based on CPI, in Colombian peso and paid in Colombian peso. Tranche B bears variable interest, based on fixed term deposits, in Colombian peso and paid in Colombian peso. UNE applied the proceeds to finance its investment plan. Tranche A matured in March 2015 and tranche B will mature in March 2020.
In May 2011, UNE issued a COP300 billion (approximately $126 million) bond consisting of two equal tranches with five and twelve-year maturities. Interest rates are variable and depend on the tranche. Tranche A bears variable interest, based on CPI, in Colombian peso and paid in Colombian peso. Tranche B bears variable interest, based on fixed term deposits, in Colombian peso and paid in Colombian peso. UNE applied the proceeds to finance its investment plan. Tranche A matured in October 2016 and tranche B will mature in October 2023.
In May 2016, UNE issued a COP540 billion bond (approximately $176 million) consisting of three tranches (approximately $52 million, $83 million and $41 million respectively). Interest rates are either fixed or variable depending on the tranche. Tranche A bears fixed interest at 9.35%, while tranche B and C bear variable interest, based on CPI, (respective margins of CPI + 4.15% and CPI + 4.89%), in Colombian peso. UNE applied the proceeds to finance its investment plan and repay one bond (COP150 billion tranche). Tranches A, B and C will mature in May 2024, May 2026 and May 2036, respectively.
(9) Cable Onda Bonds
On August 4, 2015, Cable Onda issued public bonds in Panama for a total amount of $185 million. These bonds bear a fixed annual interest of 5.75% and are due on August 4, 2025. The bonds have been assumed by Millicom as part of the acquisition of the company. See note A.1.2. for further details on the acquisition.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

C.3.2. Bank and Development Financial Institution financing

	Note	Country	Maturity	Interest rate %	2018	2017
					(US$ millions)
Fixed rate loans
PYG Long-term loan		Paraguay	2020/2023/2025	9.00	90	106
PYG Long-term loan	1	Paraguay	2022	10.10	61	65
PYG Long-term loan		Paraguay	2023	10.25	9	—
PYG Long-term loan		Paraguay	2025	8.90	19	—
USD - Long-term loans		Panama	2019	4.00	15	—
USD - Long-term loans		Panama	2019	3.80	9	—
BOB Long-term loans		Bolivia	2025	4.30	10	—
BOB Long-term loans		Bolivia	2025	4.30	10	—
Variable rate loans
USD Long-term loans	2	Costa Rica	2021	3.5 variable	148	76
USD Long-term loans		Chad	2019	4 variable	1	3
USD Long-term loans	3	Rwanda	2019	2.9 variable	—	40
USD Long-term loans		Tanzania (Zantel)	2020	3.75 variable	90	96
USD Short-term loans	4	Luxembourg	2019	Libor + 1.50	250	—
COP Long-term loans	5	Colombia (UNE)	2025/2030	4.1+IBR variable(i)	277	363
USD Long-term loans	5	Colombia (Tigo)	2021/2022	LIBOR + 2.5	298	297
USD Senior Unsecured Term Loan Facility	6	El Salvador	2021	LIBOR + 3.0	50	50
USD Credit Facility	6	El Salvador	2021	LIBOR + 2.25	24	29
USD Credit Facility		El Salvador	2022	LIBOR + 3.15	50	50
USD Credit Facility	6	El Salvador	2023	LIBOR + 2.55	100	—
USD Credit Facility	6	El Salvador	2023	LIBOR + 3	50	—
Other Long-term loans		Various		Various	51	25
Total Bank and Development Financial Institution financing					1,613	1,198

(i)	IBR – Colombia Interbank Rate.
1.Paraguay
On July 4, 2017, the Paraguayan subsidiary signed a five-year loan agreement with the IPS (Instituto de Prevision Social) and the Inter-American Development Bank for a total amount of PYG $367,000 million (approximately $66 million). The loan, denominated in local currency carries a 10.10% interest rate per annum and start amortizing in Q4 2019. This facility is guaranteed by the Company.
2.Costa Rica
In April 2018, Millicom Cable Costa Rica S.A. entered into a $150 million variable rate loan with Citibank as agent. Simultaneously, the outstanding loan balance of $72 million was repaid in full with the proceeds from this loan.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

In June 2018, Millicom Cable Costa Rica S.A. entered into a cross currency swap to hedge part of the principal of the loan against interest rate and currency risks. Interest rate and currency swap agreements had been made on $35 million of the principal amount and interest rate swaps for an additional $35 million.
3.Rwanda
In January 2018, the Group repaid the remaining $40 million loan due by Rwanda to different banks.
4.Luxembourg
MIC S.A. Bridge Facility
In October 2018, the Company entered into a $1 billion term loan facility agreement with a consortium of banks (the “Bridge Facility”), subsequently reduced to $250 million in December 2018. The Bridge Facility matures in October 2019 (unless extended for a period not exceeding six months). Interest on amounts drawn under the Bridge Facility is payable at LIBOR plus a variable margin. At December 31, 2018, $250 million have been drawn under this facility to finance Cable Onda’s acquisition (note 3).
MIC S.A. revolving credit facility
On January 30, 2017, the Company announced the closing of a new $600 million, five years revolving credit facility (RCF) and notified the lenders in the 2014 RCF of the formal cancellation of the commitments outstanding under the 2014 RCF (none of which were drawn at such date).
Interest on amounts drawn under the revolving credit facility is payable at LIBOR or EURIBOR, as applicable, plus an initial margin of 1.5%. As of December 31, 2018, the committed facility was fully undrawn.
MIC S.A. term loan facility
In July 2016, MIC S.A. entered into a $50 million term loan facility agreement, of which half was repaid in 2017 and in January 2018 the remaining outstanding amount was fully repaid. The facility bears variable interest rate at six-month LIBOR + 2.25% per annum.
5.Colombia
In June 2017, Colombia Movil completed a $300 million syndicated loan. The loan, denominated in US dollars, which carries an interest rate of LIBOR + 2.50% will be repaid in three tranches of $100 million in June and December 2021 for the two first tranches, and in June 2022 for the last tranche. Proceeds have been used to repay an inter-company loan from Millicom, which used the funds to reduce holding company debt (see note C.3.1.) and for general corporate purposes.
In March 2018, TigoUne prepaid $34 million equivalent in COP on bank financing debt.
6.El Salvador
On April 15, 2016, Telemovil El Salvador, S.A. de C.V. entered into a Senior Unsecured Term Loan Facility up to $50 million maturing in April 2021 and bearing variable interest at LIBOR + 3.0% per annum, which was restated and amended as of May 30, 2017, for a second tranche of $50 million and bearing an interest rate at LIBOR + 3% per annum. This facility is guaranteed by the Company.
On June 6, 2016, Telemovil El Salvador, S.A. de C.V. entered into a $30 million Credit Facility for general corporate purposes maturing in June 2021 and bearing variable interest rate at LIBOR + 2.25% per annum. The facility is guaranteed by the Company.
In January 2018, Telemovil El Salvador entered into an amended and restated the 2017 agreement with Scotiabank for a $50 million variable rate loan, with a 5-year bullet repayment.
In March 2018, Telemovil El Salvador entered into a $100 million variable rate facility with DNB and Nordea with a 5-year bullet repayment. The remaining $50 million of the facility was disbursed during 2018. In addition,

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Telemovil El Salvador entered into an interest rate swap with Scotiabank to fix interest rates for up to $100 million of the outstanding debt.
Right of set-off and derecognition
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
A financial asset (or a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	Rights to receive cash flows from the asset have expired; or

•
Rights to receive cash flows from the asset or obligations to pay the received cash flows in full without material delay have been transferred to a third party under a “pass-through” arrangement; and the Group has either transferred substantially all the risks and rewards of the asset or the control of the asset.

When rights to receive cash flows from an asset have been transferred or a pass-through arrangement concluded, an evaluation is made if and to what extent the risks and rewards of ownership have been retained. When the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.
A financial liability is derecognized when the obligation under the liability is discharged or canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.
C.3.3. Interest and other financial expenses
The Group’s interest and other financial expenses comprised the following:

	Year ended December 31,
	2018	2017	2016
	(US$ millions)

Interest expense on bonds and bank financing	(234)	(246)	(262)
Interest expense on finance leases	(92)	(65)	(48)
Early redemption charges	(4)	(43)	(25)
Others	(41)	(41)	(36)
Total interest and other financial expenses	(371)	(396)	(372)

C.3.4. Finance leases
Millicom’s finance leases mainly consist of long-term lease of tower space from tower companies or competitors on which Millicom locates its network equipment.
Finance lease liabilities

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Leases which transfer substantially all risks and benefits incidental to ownership of the leased item to the lessee are capitalized at the inception of the lease. The amount capitalized is the lower of the fair value of the asset or the present value of the minimum lease payments.
Lease payments are allocated between finance charges (interest) and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recorded as interest expenses in the statement of income.
The sale and leaseback of towers and related site operating leases and service contracts are accounted for in accordance with the underlying characteristics of the assets, and the terms and conditions of the lease agreements. When sale and leaseback agreements are concluded, the portions of assets that will not be leased back by Millicom are classified as assets held for sale as completion of their sale is highly probable. Asset retirement obligations related to the towers are classified as liabilities directly associated with assets held for sale. On transfer to the tower companies, the portion of the towers leased back are accounted for as operating leases or finance leases according to the criteria set out above. The portion of towers being leased back represents the dedicated part of each tower on which Millicom’s equipment is located and was derived from the average technical capacity of the towers. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are recorded as operating expenses. The gain on disposal is recognized upfront for the portion of towers that is not leased back, and is deferred and recognized over the term of the lease for the portion leased back.
Finance lease liabilities

	Country	Maturity	2018	2017
			(US$ millions)
Lease of tower space	Tanzania	2029/2030	112	121
Lease of tower space	Colombia Movil	2032	83	87
Lease of poles	Colombia (UNE)	2032	99	100
Lease of tower space	Paraguay	2030	27	21
Lease of tower space	El Salvador	2026	26	20
Other finance lease liabilities	various	various	6	17
Total finance lease liabilities			353	365

Tower Sale and Leaseback
In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. The table below summarizes the main aspects of these deals and impacts on the Group financial statements:

	Paraguay	Colombia	El Salvador
Agreement date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred as of December 31, 2018	1,276	902	496
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	73
Upfront gain on sale recognized in 2017 ($ millions) (Note B.2)	26	37	—
Upfront gain on sale recognized in 2018 ($ millions) (Note B.2)	19	13	33

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

C.3.5. Guarantees and pledged assets
Guarantees
Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized, less cumulative amortization.
Liabilities to which guarantees are related are recorded in the consolidated statement of financial position under Debt and financing, and liabilities covered by supplier guarantees are recorded under Trade payables or Debt and financing, depending on the underlying terms and conditions.
Maturity of guarantees

	At December 31, 2018		At December 31, 2017
Term	Outstanding exposure(i)	Maximum exposure(ii)	Outstanding exposure(i)	Maximum exposure(ii)
	(US$ millions)
0–1 year	133	133	159	159
1–3 years	281	281	368	368
3–5 years	212	212	144	144
Total guarantees	626	626	671	671

(i) The outstanding exposure represents the carrying amount of the related liability at December 31.

(ii)	The maximum exposure represents the total amount of the Guarantee at December 31.
Pledged assets
The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued by the Company at December 31, 2018, was $626 million (2017: $671 million), out of this, assets pledged by the Group over this debt and financing at the same date amounted to $2 million (2017: $1 million). The remainder represented primarily guarantees issued by Millicom S.A. to guarantee financings raised by other Group operating entities.
C.3.6. Covenants
Millicom’s financing facilities are subject to a number of covenants including net leverage ratio, debt service coverage ratios, debt to earnings ratios, and cash levels. In addition, certain of its financings contain restrictions on sale of businesses or significant assets within the businesses. At December 31, 2018, there were no breaches in financial covenants.
C.4. Cash and deposits
C.4.1. Cash and cash equivalents

	2018	2017
	(US$ millions)
Cash and cash equivalents in USD	229	302
Cash and cash equivalents in other currencies	299	317
Total cash and cash equivalents	528	619

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.
Cash deposits with bank with maturities of more than three months that generally earn interest at market rates are classified as time deposits.
C.4.2. Restricted cash

	2018	2017
	(US$ millions)
Mobile Financial Services	155	143
Others	3	2
Restricted cash	158	145

Cash held with banks related to MFS which is restricted in use due to local regulations is denoted as restricted cash.
C.4.3. Pledged deposits
Pledged deposits represent contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.
At December 31, 2018, there were no non-current pledged deposits (2017: $nil).
At December 31, 2018, current pledged deposits amounted to $2 million (2017: $1 million).
C.5. Net debt
Net debt (i)

	2018	2017
	(US$ millions)
Total debt and financing	4,580	3,785
Less:
Cash and cash equivalents	(528)	(619)
Pledged deposits	(2)	(1)
Time deposits related to bank borrowings	—	—
Net debt at the end of the year	4,051	3,164
Add (less) derivatives related to debt (SEK currency swap)	—	56
Net debt including derivatives related to debt	4,051	3,220
(i) As from 2018, the Group has excluded 'restricted cash' from its definition of Net debt. 2017 figures have been represented accordingly. The effect of the change is a $145 million increase in 2017 net debt.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

	Assets		Liabilities from financing activities
	Cash and cash equivalents	Other	Bond and bank debt and financing	Finance lease liabilities	Total
Net debt as at January 1, 2017	646	4	3,606	295	3,250
Cash flows	10	(1)	(177)	(22)	(209)
Additions / acquisitions	(22)	—	3	195	220
Interest accretion	—	—	8	(1)	7
Foreign exchange movements	4	—	34	(2)	28
Transfers (to)/from assets held for sale	(19)	(2)	(49)	(13)	(42)
Transfers	—	—	10	—	9
Other non-cash movements	—	—	(14)	(86)	(101)
Net debt as at December 31, 2017	619	2	3,420	365	3,164
Cash flows	(72)	—	621	(17)	676
Additions	—	—	—	44	44
Scope changes	7	—	267	—	260
Interest accretion	—	—	11	—	11
Foreign exchange movements	(33)	—	(84)	(21)	(72)
Transfers (to)/from assets held for sale	6	—	9	(8)	(4)
Transfers	—	—	3	(11)	(9)
Other non-cash movements	—	—	(19)	—	(19)
Net debt as at December 31, 2018	528	2	4,227	353	4,051

C.6. Financial instruments
i) Equity and debt instruments
Classification
From January 1, 2018, and the application of IFRS 9, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value either through Other Comprehensive Income (OCI), or through profit or loss, and

•	those to be measured at amortized cost.
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.
For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).
The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.
Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

•
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains / (losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the consolidated statement of income.

•
FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in ‘Other non-operating (expenses) income, net’. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses and impairment expenses are presented as ‘Other non-operating (expenses) income, net’ in the consolidated statement of income.

•
FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within ‘Other non-operating (expenses) income, net’ in the period in which it arises.

Equity instruments
The Group subsequently measures all equity investments at fair value. The Group does not hold Equity instruments for trading. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.
Otherwise, changes in the fair value of financial assets at FVPL are recognized in ‘Other non-operating (expenses) income, net’ in the consolidated statement of income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.
Impairment
From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade receivables.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

The provision is recognized in the consolidated statement of income within Cost of sales.
ii) Derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value at each subsequent closing date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:
a)    Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or
b)    Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).
For transactions designated and qualifying for hedge accounting, at the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. This is done in reference to the Group Financial Risk Management Policy as last updated and approved by the Audit Committee in late 2018. The Group also documents its assessment, both at hedge inception and on an ongoing basis (quarterly), of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The full fair value of a hedging instrument is classified as a non-current asset or liability when the period to maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability when the remaining period to maturity of the hedged item is less than 12 months.
The change in fair value of hedging instruments that are designed and qualify as fair value hedges is recognized in the statement of income as finance costs or income. The change in fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the statement of income as finance costs or income.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Gains or loss relating to any ineffective portion is recognized immediately in the statement of income within Other non-operating (expenses) income, net. Amounts accumulated in equity are reclassified to the statement of income in the periods when the hedged item affects profit or loss.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is recycled to the statement of income within Other non-operating (expenses) income, net.
When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income within Other non-operating (expenses) income, net.
C.6.1. Fair value measurement hierarchy
Millicom uses the following fair value measurement hierarchy:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).
The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade ratings. Interest rate swaps and foreign exchange forward contracts are valued

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

using valuation techniques, which employ the use of markets observable data. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, interest rate curves and forward curves.
C.6.2. Fair value of financial instruments
The fair value of Millicom’s financial instruments are shown at amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of all financial assets and all financial liabilities, except debt and financing approximate their carrying value largely due to the short-term maturities of these instruments. The fair values of all debt and financing have been estimated by the Group, based on discounted future cash flows at market interest rates.
Fair values of financial instruments at December 31,

		Carrying value		Fair value(i)
	Note	2018	2017	2018	2017
		(US$ millions)
Financial assets
Derivative financial instruments		—	—	—	—
Other non-current assets		87	73	87	73
Trade receivables, net		343	386	343	386
Amounts due from non-controlling interests, associates and joint venture partners	G.5.	73	77	73	77
Prepayments and accrued income		129	145	129	145
Supplier advances for capital expenditures		25	18	25	18
Other current assets		127	90	127	90
Restricted cash	C.4.2.	158	145	158	145
Cash and cash equivalents	C.4.1.	528	619	528	619
Total financial assets		1,470	1,553	1,470	1,553
Current		1,344	1,440	1,344	1,440
Non-current		126	113	126	113
Financial liabilities
Debt and financing(i)	C.3.	4,580	3,785	4,418	3,971
Trade payables		282	288	282	288
Payables and accruals for capital expenditure		335	304	335	304
Derivative financial instruments		—	56	—	56
Put option liability	C.6.3.	239	—	239	—
Amounts due to non-controlling interests, associates and joint venture partners	G.5.	483	420	483	420
Accrued interest and other expenses		383	353	383	353
Other liabilities		402	371	402	371
Total financial liabilities		6,704	5,577	6,542	5,763
Current		2,335	1,753	2,335	1,753
Non-current		4,370	3,824	4,207	4,010

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

C.6.3. Call and put options
Cable Onda put and call options
As part of the acquisition of Cable Onda, shareholders agreed on certain put and call options.
The put option to acquire the remaining 20% non-controlling interest in Cable Onda becomes exercisable 42 months after the closing date (December 13, 2018) or earlier upon the occurrence of certain events. In that respect, Millicom determined that, as the put option could be exercised under certain change of control events which could be outside the control of Millicom, the option meets the criteria under IAS 32 for recognition as a liability and corresponding equity decrease. The put option liability is payable in Millicom's shares or in cash at the discretion of the partner. Therefore, Millicom has recorded a liability for the put option at acquisition completion date of $239 million representing the present value of the redemption amount. As of December 31, 2018, the redemption price has been valued as being 20% of the equity value implied by the transaction. Any future change in the redemption price will be recorded in the Group's statement of income.
Millicom also received an unconditional call option which becomes exercisable either 42 months after December 13, 2018 closing date or if Millicom's partners’ shareholdings fall below 10%.  The call option exercise price is at fair market value. Finally, Millicom received an unconditional call option exercisable until December 13, 2019, at a price equal to the purchase price in the transaction, plus interest at 10% per annum. The fair values of both call options have been assessed as not material at December 31, 2018.
D. Financial risk management
Exposure to interest rate, foreign currency, non-repatriation, liquidity, capital management and credit risks arise in the normal course of Millicom’s business. Each year Group Treasury revisits and presents to the Audit committee updated Treasury and Financial Risks Management policies. The Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Group’s performance in line with its Financial Risk Management policy. These policies were last reviewed in late 2018. As part of the annual review of the above mentioned risks, the Group agrees to a strategy over the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Company targets to reach 40% of debt in local currency over the medium term) to maintain a 70/30% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.
Accounting policies for derivatives is further detailed in note C.6. On December 31, 2018 and 2017 fair value of derivatives held by the Group can be summarized as follows:

	2018	2017
	(US$ millions)
Derivatives
Cash flow hedge derivatives	—	(56)
Net derivative asset (liability)	—	(56)

D.1. Interest rate risk
Debt and financing issued at floating interest rates expose the Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Group to fair value interest rate risk. The Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Group’s policy is to maintain a combination of fixed and floating rate debt with target for the debt to be distributed between fixed (up to 70%) and variable (up to 30%) rates. The Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2018, approximately 68% of the Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2017: 65%).
D.1.1. Fixed and floating rate debt
Financing at December 31, 2018

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	140	162	137	436	204	2,036	3,115
Weighted average nominal interest rate	6.35%	6.59%	6.64%	6.61%	4.10%	6.47%	6.34%
Floating rate financing	319	175	266	133	263	309	1,465
Weighted average nominal interest rate	10.28%	5.89%	2.73%	0.49%	4.41%	1.13%	1.98%
Total	458	337	403	569	468	2,345	4,580
Weighted average nominal interest rate	9.08%	6.23%	4.06%	5.18%	4.28%	5.76%	4.95%
Financing at December 31, 2017

	Amounts due within:
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	87	365	141	104	396	1,369	2,462
Weighted average nominal interest rate	7.17%	5.52%	8.28%	9.92%	7.73%	7.68%	7.48%
Floating rate financing	98	134	206	327	188	370	1,323
Weighted average nominal interest rate	4.24%	2.37%	8.40%	12.20%	1.98%	2.25%	3.06%
Total	185	500	347	431	584	1,738	3,785
Weighted average nominal interest rate	5.61%	4.68%	8.35%	11.65%	5.88%	6.52%	5.94%

A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2018 would increase or reduce profit before tax from continuing operations for the year by approximately $15 million (2017: $13 million).
D.1.2. Interest rate swap contracts
From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Financial Risk Management policy. Details of these arrangements are provided below.
Interest rate and currency swaps on SEK denominated debt
These swaps matured in April 2018 and were settled against a cash payment of $63 million. Interest rate and currency swaps on SEK denominated debt were measured with reference to Level 2 of the fair value hierarchy.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Interest rate and currency swaps on Euro-denominated debt
In June 2013, Millicom entered into interest rate and currency swaps whereby Millicom will sell Euros and receive USD to hedge against exchange rate fluctuations on an intercompany seven-year Euro 134 million principal and related interest financing of its operation in Senegal. The outstanding 2020 Notes were repaid in August 2017 and as a result these swaps have been settled. The year-to-date 2017 revaluation of the swap resulted in a $22 million loss. The Millicom Group finally received $10 million in cash on settlement date.
The above hedge was considered ineffective, with fluctuations in the fair value of the hedge recorded through the statement of income.
No other financial instruments have a significant fair value at December 31, 2018 and 2017.
D.2. Foreign currency risks
The Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies, or entering into agreements that limit the risk of exposure to currency fluctuations against the US dollar reporting currency. In some cases, Millicom may also borrow in US dollars where it is either commercially more advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or where US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom accepts the remaining currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Group operates.
D.2.1. Debt denominated in US dollars and other currencies
Debt denomination at December 31

	2018	2017
	(US$ millions)
Debt denominated in US dollars	3,132	1,983
Debt denominated in currencies of the following countries:
Colombia	718	834
Chad	62	61
Tanzania	112	121
Bolivia	306	337
Paraguay	207	191
Luxembourg (SEK denominated)	43	243
Other	—	15
Total debt denominated in other currencies	1,448	1,802
Total debt	4,580	3,785

At December 31, 2018, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $53 million and $(53) million respectively (2017: $104 million and $(104) million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

D.2.2. Foreign currency swaps
See note D.1.2. Interest rate swap contracts.
D.3. Non-repatriation risk
Most of Millicom’s operating subsidiaries and joint ventures generate most of the revenue of the Group and in the currency of the countries in which they operate. Millicom is therefore dependent on the ability of its subsidiaries and joint venture operations to transfer funds to the Company.
Although foreign exchange controls exist in some of the countries in which Millicom Group companies operate, none of these controls currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where the Group operates, or foreign exchange controls may be introduced in countries where the Group operates that do not currently impose such restrictions. If such events were to occur, the Company’s ability to receive funds from the operations could be subsequently restricted, which would impact the Company’s ability to make payments on its interest and loans and, or pay dividends to its shareholders. As a policy, all operations which do not face restrictions to deposit funds offshore and in hard currencies should do so for the surplus cash generated on a weekly basis. The Company and its subsidiaries make use of notional and physical cash pooling arrangements in hard currencies to the extent permitted.
In addition, in some countries it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effects of this may be time delays in accumulating significant amounts of foreign currency and exchange risk, which could have an adverse effect on the Group. This is a relatively rare case for the countries in which the Group operates.
Lastly, repatriation most often gives raise to taxation, which is evidenced in the amount of taxes paid by the Group relative to the Corporate Income Tax reported in its statement of income.
D.4. Credit and counterparty risk
Financial instruments that subject the Group to credit risk include cash and cash equivalents, pledged deposits, letters of credit, trade receivables, amounts due from joint venture partners and associates, supplier advances and other current assets and derivatives. Counterparties to agreements relating to the Group’s cash and cash equivalents, pledged deposits and letters of credit are significant financial institutions with investment grade ratings. Management does not believe there are significant risks of non-performance by these counterparties and maintain a diversified portfolio of banking partners. Allocation of deposits across banks are managed such that the Group’s counterparty risk with a given bank stays within limits which have been set, based on each bank’s credit rating.
A large portion of revenue of the Group is comprised of prepaid products and services. For postpaid customers, the Group follows risk control procedures to assess the credit quality of the customer, taking into account its financial position, past experience and other factors. Accounts receivable also comprise balances due from other telecom operators. Credit risk of other telecom operators is limited due to the regulatory nature of the telecom industry, in which licenses are normally only issued to credit-worthy companies. The Group maintains a provision for expected credit losses of trade receivables based on its historical credit loss experience.
As the Group has a large number of internationally dispersed customers, there is generally no significant concentration of credit risk with respect to trade receivables, except for certain B2B customers (mainly governments). See note F.1.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

D.5. Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group has significant indebtedness but also has significant cash balances. Millicom evaluates its ability to meet its obligations on an ongoing basis using a recurring liquidity planning tool. This tool considers the operating net cash flows generated from its operations and the future cash needs for borrowing, interest payments, dividend payments and capital and operating expenditures required in maintaining and developing its operating businesses.
The Group manages its liquidity risk through use of bank overdrafts, bank loans, bonds, vendor financing, Export Credit Agencies and Development Finance Institutions (DFI) loans. Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding. Millicom has a diversified financing portfolio with commercial banks representing about 34% of its gross financing (2017: 30%), bonds 54% (2017: 57%), Development Finance Institutions 4% (2017: 3%) and finance leases 8% (2017: 10%).
Maturity profile of net financial liabilities at December 31, 2018 (i)

	Less than 1 year	1 to 5 years	> 5 years	Total
	(US$ millions)
Total debt and financing	(458)	(1,778)	(2,345)	(4,580)
Cash and cash equivalents	528	—	—	528
Pledged deposits (related to bank borrowings)	2	—	—	2
Derivative financial instruments (SEK currency swap)	—	—	—	—
Net cash (debt) including derivatives related to debt	72	(1,778)	(2,345)	(4,051)
Future interest commitments	(248)	(786)	(77)	(1,111)
Trade payables (excluding accruals)	(478)	—	—	(478)
Other financial liabilities (including accruals)	(1,217)	(135)	—	(1,352)
Put Option liability	(239)	—	—	(239)
Trade receivables	343	—	—	343
Other financial assets	184	126	—	310
Net financial liabilities	(1,583)	(2,573)	(2,422)	(6,578)
(i) As from 2018, the Group has excluded 'restricted cash' from its definition of Net debt. 2017 figures have been re-presented accordingly.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Maturity profile of net financial liabilities at December 31, 2017

	Less than 1 year	1 to 5 years	> 5 years	Total
	(US$ millions)
Total debt and financing	(185)	(1,862)	(1,738)	(3,785)
Cash and cash equivalents	619	—	—	619
Pledged deposits (related to bank borrowings)	1	—	—	1
Derivative financial instruments (SEK currency swap)	(56)	—	—	(56)
Net cash (debt) including derivatives related to debt	380	(1,862)	(1,738)	(3,220)
Future interest commitments	(255)	(785)	(68)	(1,108)
Trade payables (excluding accruals)	(427)	—	—	(427)
Other financial liabilities (including accruals)	(1,094)	(124)	—	(1,218)
Trade receivables	386	—	—	386
Other financial assets	144	113	—	257
Net financial liabilities	(866)	(2,658)	(1,806)	(5,330)

D.6. Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and solid capital ratios in order to support its business and maximize shareholder value.
The Group manages its capital structure with reference to local economic conditions and imposed restrictions such as debt covenants. To maintain or adjust its capital structure, the Group may make dividend payments to shareholders, return capital to shareholders through share repurchases or issue new shares. At December 31, 2018, Millicom is rated at one notch below investment grade by the independent rating agencies Moody’s (Ba1 negative) and Fitch (BB+ stable). The Group primarily monitors capital using net debt to EBITDA.
The Group reviews its gearing ratio (net debt divided by total capital plus net debt) periodically. Net debt includes interest bearing loans and borrowings, less cash and cash equivalents (included restricted cash) and pledged and time deposits related to bank borrowings. Capital represents equity attributable to the equity holders of the parent.
Net debt to EBITDA

	Note	2018	2017
	(US$ millions)
Net debt	C.5.	4,051	3,164
EBITDA	B.3.	1,254	1,278
Net debt to EBITDA (i)		3.23	2.48
(i) Ratio is above 3x on an IFRS basis. However, covenants are calculated on proportionate net debt/EBITDA, including Guatemala and Honduras, which show results below 3x.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Gearing ratio

	Note	2018	2017
	(US$ millions)
Net debt	C.5.	4,051	3,164
Equity	C.1.	2,542	3,096
Net debt and equity		6,593	6,260
Gearing ratio		0.61	0.51

E. Long-term assets
E.1. Intangible assets
Millicom’s intangible assets mainly consist of goodwill arising from acquisitions, customer lists acquired through acquisitions, licenses and rights to operate and use spectrum.
E.1.1. Accounting for intangible assets
Intangible assets acquired in business acquisitions are initially measured at fair value at the date of acquisition, and those which are acquired separately are measured at cost. Internally generated intangible assets, excluding capitalized development costs, are not capitalized but expensed to the statement of income in the expense category consistent with the function of the intangible assets. Subsequently intangible assets are carried at cost, less any accumulated amortization and any accumulated impairment losses.
Intangible assets with finite useful lives are amortized over their estimated useful economic lives using the straight-line method and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at each financial year end. Changes in expected useful lives or the expected beneficial use of the assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.
Amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible assets.
Goodwill
Goodwill represents the excess of cost of an acquisition over the Group’s share in the fair value of identifiable assets less liabilities and contingent liabilities of the acquired subsidiary, at the date of the acquisition. If the fair value or the cost of the acquisition can only be determined provisionally, then goodwill is initially accounted for using provisional values. Within 12 months of the acquisition date, any adjustments to the provisional values are recognized. This is done when the fair values and the cost of the acquisition have been finally determined. Adjustments to provisional fair values are made as if the adjusted fair values had been recognized from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets, net. Goodwill on acquisition of joint ventures or associates is included in investments in joint ventures and associates. Following initial recognition, goodwill is measured at cost, less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this manner is measured, based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Licenses
Licenses are recorded at either historical cost or, if acquired in a business combination, at fair value at the date of acquisition. Cost includes cost of acquisition and other costs directly related to acquisition and retention of licenses over the license period. These costs may include estimates related to fulfillment of terms and conditions related to the licenses such as service or coverage obligations, and may include up-front and deferred payments.
Licenses have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the licenses over their estimated useful lives.
The terms of licenses, which have been awarded for various periods, are subject to periodic review for, among other things, rate setting, frequency allocation and technical standards. Licenses are initially measured at cost and are amortized from the date the network is available for use on a straight-line basis over the license period. Licenses held, subject to certain conditions, are usually renewable and generally non-exclusive. When estimating useful lives of licenses, renewal periods are included only if there is evidence to support renewal by the Group without significant cost.
Trademarks and customer lists
Trademarks and customer bases are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks and customer bases have indefinite or finite useful lives. Indefinite useful life trademarks are tested for impairment annually. Finite useful life trademarks are carried at cost, less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer bases over their estimated useful lives. The estimated useful lives for trademarks and customer bases are based on specific characteristics of the market in which they exist. Trademarks and customer bases are included in Intangible assets, net.
Estimated useful lives are:

Years
Estimated useful lives
Trademarks	1 to 15
Customer lists	4 to 20

Programming and content rights
Programming and content master rights which are purchased or acquired in business combinations which meet certain criteria are recorded at cost as intangible assets. The rights must be exclusive, related to specific assets which are sufficiently developed, and probable to bring future economic benefits and have validity for more than one year. Cost includes consideration paid or payable and other costs directly related to the acquisition of the rights, and are recognized at the earlier of payment or commencement of the broadcasting period to which the rights relate.
Programming and content rights capitalized as intangible assets have a finite useful life and are carried at cost, less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the rights over their estimated useful lives.
Non-exclusive and programming and content rights for periods less than one year are expensed over the period of the rights.
Indefeasible rights of use
There is no universally-accepted definition of an indefeasible rights of use (IRU). These agreements come in many forms. However, the key characteristics of a typical arrangement include:

•	The right to use specified network infrastructure or capacity;

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

•	For a specified term (often the majority of the useful life of the relevant assets);

•	Legal title is not transferred;

•	A number of associated service agreements including operations and maintenance (O&M) and co-location agreements. These are typically for the same term as the IRU; and

•	Any payments are usually made in advance.
IRUs are accounted for either as a lease, or service contract based on the substance of the underlying agreement.
IRU arrangements will qualify as a lease if, and when:

•	The purchaser has an exclusive right for a specified period and has the ability to resell (or sublet) the capacity; and

•	The capacity is physically limited and defined; and

•	The purchaser bears all costs related to the capacity (directly or not) including costs of operation, administration and maintenance; and

•	The purchaser bears the risk of obsolescence during the contract term.
If all of these criteria are not met, the IRU is treated as a service contract.
If an IRU is determined to be a lease, the following indicators need to be present in order for the capitalization of an IRU as a finance lease to be considered:

•
The Group will be consuming the major part of the useful economic life of the asset (generally considered to be 75% of the total remaining useful economic life of the asset). The Group assumes that the useful economic life of a new fiber cable is 15 years;

•
Substantially, all of the risks and rewards of ownership are transferred to the Group (e.g. Millicom can sublease excess capacity on the cables to other operators; Millicom is responsible for maintaining the cables during the contract period);

•	Neither party has the right to terminate the contract early (other than for “force majeure”);

•	The contract price is not subject to renegotiation or change (other than for inflationary increases);

•	The minimum contractual payments are for substantially all of the fair value of the asset (generally considered to be greater or equal to 90% of the fair value of the leased asset);

•	The Group can determine the fair value of the leased asset;

•	The Group has physical access rights to the cable.
Otherwise the IRU will be considered as an operating lease.
A finance lease of an IRU of network infrastructure (cables or fiber) is accounted for as a tangible asset. A finance lease of a capacity IRU (wavelength) is accounted for as an intangible asset.
Estimated useful lives of finance leases of capacity IRUs are between 12 and 15 years, or shorter if the estimated useful life of the underlying cable is shorter.
The costs of an IRU recognized as operating lease is recognized as prepayment and amortized in the statement of income on a straight-line basis over the lease term.
The costs of an IRU recognized as service contract is recognized as prepayment and amortized in the statement of income as incurred over the duration of the contract.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

E.1.2. Impairment of non-financial assets
At each reporting date Millicom assesses whether there is an indication that a non-financial asset may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, an estimate of the asset’s recoverable amount is made. The recoverable amount is determined based on the higher of its fair value less cost to sell, and its value in use, for individual assets, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.
Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value, less cost to sell, is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions for the time value of money and risks specific to the asset. The foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognized in the consolidated statement of income in expense categories consistent with the function of the impaired asset.
At each reporting date an assessment is made as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognized impairment loss is reversed if there has been a change in the estimate used to determine the asset’s recoverable amount since the last impairment loss was recognized. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.
After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.
E.1.3. Movements in intangible assets
Movements in intangible assets in 2018

	Goodwill	Licenses	Customer lists	IRUs	Trademarks	Other(i)	Total
	(US$ millions)
Opening balance, net	599	324	33	105	10	194	1,265
Change in scope (ii)	512	—	370	—	280	23	1,185
Additions	—	66	—	2	—	91	158
Amortization charge	—	(48)	(11)	(14)	(8)	(65)	(144)
Impairment	(6)	—	—	—	—	—	(6)
Disposals, net	—	—	—	—	—	—	—
Transfers	—	—	—	—	—	(16)	(16)
Transfers to/from assets held for sale (see note E.3.)	—	(12)	—	—	—	—	(12)
Exchange rate movements	(28)	(12)	(1)	(5)	—	(9)	(55)
Closing balance, net	1,077	318	391	89	282	218	2,374
Cost or valuation	1,077	646	581	176	325	646	3,451
Accumulated amortization and impairment	—	(328)	(190)	(87)	(43)	(428)	(1,077)
Net	1,077	318	391	89	282	218	2,374

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Movements in intangible assets in 2017

	Goodwill	Licenses	Customer lists	IRUs	Trademarks	Other(i)	Total
	(US$ millions)
Opening balance, net	615	380	32	114	18	200	1,359
Change in scope (ii)	3	—	15	—	—	1	20
Additions	—	40	—	(2)	—	92	130
Amortization charge	—	(49)	(15)	(14)	(8)	(67)	(153)
Impairment	(7)	(8)	—	—	—	—	(15)
Disposals, net	—	—	—	—	—	(1)	(1)
Transfers	(2)	3	—	8	—	(28)	(19)
Transfers to/from assets held for sale (see note E.3.)	(8)	(50)	(1)	—	—	(5)	(64)
Exchange rate movements	(1)	7	1	—	—	2	9
Closing balance, net	599	324	33	105	10	194	1,265
Cost or valuation	599	650	225	181	49	584	2,288
Accumulated amortization and impairment	—	(327)	(192)	(76)	(39)	(389)	(1,022)
Net	599	324	33	105	10	194	1,265

(i)    Other includes mainly software costs
(ii)    See note A.1.2.

E.1.4. Cash used for the purchase of intangible assets
Cash used for intangible asset additions

	2018	2017
	(US$ millions)
Additions	158	130
Change in accruals and payables for intangibles	(10)	3
Cash used for additions	148	133

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

E.1.5. Goodwill
Allocation of Goodwill to cash generating units (CGUs), net of exchange rate movements and after impairment

	2018	2017
	(US$ millions)
Panama (see note A.1.2.)	512	—
El Salvador	194	194
Costa Rica	116	123
Paraguay	54	57
Colombia	183	199
Tanzania (Zantel) (see note E.1.6.)	4	10
Other	15	16
Total	1,077	599

E.1.6. Impairment testing of goodwill
Goodwill from CGUs is tested for impairment at least each year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.
Goodwill arising on business combinations is allocated to each of the Group’s CGUs or groups of CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment.
Impairment is determined by assessing the value-in-use and, if appropriate, the fair value less costs to sell of the CGU (or group of CGUs), to which goodwill relates.
Impairment testing at December 31, 2018
Goodwill was tested for impairment by assessing the recoverable amount against the carrying amount of the CGU based on discounted cash flows. The cash flow projections used (adjusted operating profit margins, income tax, working capital, capex and license renewal cost) are extracted from financial budgets approved by management and the Board usually covering a period of five years. This planning horizon reflects industry practice in the countries where the Group operates and stage of development or redevelopment of the business in those countries. Cash flows beyond this period are extrapolated using a perpetual growth rate of 1.6%–4.6% (2017: 1.1%–3.8%). When value-in-use model resulted in the carrying values of the CGUs being higher than their recoverable amount, management has determined the fair value less cost of disposal (FVLCD) of the CGUs. Fair value less cost of disposal has been determined by using recent offers received from third parties (Level 1).
For the year ended December 31, 2018, and as a result of the annual impairment testing, management concluded that the Zantel CGU, part of the Africa segment, should be impaired. Hence, in accordance with IAS 36, an impairment loss of $6 million has been allocated to the amount of goodwill allocated to Zantel to reduce the carrying amount of our operations in Zantel to its value in use. The impairment has been classified within the caption "Other operating income (expenses), net", in the Group’s statement of income.
For the year ended December 31, 2017, and as a result of the annual impairment testing the Group recognised an impairment loss of $15 million related mainly to our operations in Rwanda and on an investment in Guatemala.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Given the recent acquisition date, the goodwill recognized for Cable Onda has not been tested for impairment in 2018. In addition, no triggering event have occurred that would make us believe that the goodwill should be tested for impairment.
Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient margin exists from realistic changes to the assumptions that would not impact the overall results of the testing.
Discount rates used in determining recoverable amount

	Discount rate after tax (%)
	2018	2017
Bolivia	10.2	11.2
Chad	14.8	15.8
Colombia	8.9	9.9
Costa Rica	10.2	11.9
El Salvador	11.7	13.2
Paraguay	9.8	10.2
Rwanda (See note A.1.3.)	n/a	14.7
Tanzania	14.4	14.6

E.2. Property, plant and equipment
E.2.1. Accounting for property, plant and equipment
Items of property, plant and equipment are stated at either historical cost, or the lower of fair value and present value of the future minimum lease payments for assets under finance leases, less accumulated depreciation and accumulated impairment. Historical cost includes expenditure that is directly attributable to acquisition of items. The carrying amount of replaced parts is derecognized.
Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible.

Estimated useful lives	Duration
Buildings	40 years or lease period, if shorter
Networks (including civil works)	5 to 15 years or lease period, if shorter
Other	2 to 7 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assets’ residual value and useful life is reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.
Construction in progress consists of the cost of assets, labor and other direct costs associated with property, plant and equipment being constructed by the Group, or purchased assets which have yet to be deployed. When the assets become operational, the related costs are transferred from construction in progress to the appropriate asset category and depreciation commences.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Ongoing routine repairs and maintenance are charged to the statement of income in the financial period in which they are incurred.
Costs of major inspections and overhauls are added to the carrying value of property, plant and equipment and the carrying amount of previous major inspections and overhauls is derecognized.
Equipment installed on customer premises which is not sold to customers is capitalized and amortized over the customer contract period.
A liability for the present value of the cost to remove an asset on both owned and leased sites (for example cell towers) and for assets installed on customer premises (for example set-top boxes), is recognized when a present obligation for the removal exists. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset, or lease period if shorter.
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will contribute to future economic benefits for the Group and the costs can be measured reliably.
E.2.2. Movements in tangible assets
Movements in tangible assets in 2018

	Network equipment(ii)	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,399	147	206	128	2,880
Change in scope (see note A.1.2.)	276	46	32	—	354
Additions	63	1	626	7	698
Impairments/reversal of impairment,net	1	—	—	—	1
Disposals, net	(24)	(2)	(2)	—	(29)
Depreciation charge	(631)	(11)	—	(43)	(685)
Asset retirement obligations	14	1	—	—	15
Transfers	551	9	(568)	14	6
Transfers from/(to) assets held for sale (see note E.3.)	(45)	(3)	(2)	(2)	(52)
Exchange rate movements	(124)	(8)	(8)	(7)	(147)
Closing balance, net	2,480	181	284	97	3,041
Cost or valuation	6,802	252	284	409	7,747
Accumulated amortization and impairment	(4,322)	(71)	—	(312)	(4,706)
Net at December 31, 2018	2,480	181	284	97	3,041

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Movements in tangible assets in 2017

	Network equipment(ii)	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,525	147	250	135	3,057
Change in scope	2	1	—	—	3
Additions	201	—	616	7	824
Impairments/reversal of impairment,net	(6)	—	1	(2)	(8)
Disposals, net	(115)	—	3	(1)	(114)
Depreciation charge	(663)	(9)	—	(53)	(725)
Asset retirement obligations	18	2	—	—	20
Transfers	613	7	(650)	48	19
Transfers from/(to) assets held for sale (see note E.3.)	(184)	(3)	(16)	(8)	(211)
Exchange rate movements	9	2	3	1	15
Closing balance, net	2,399	147	206	128	2,880
Cost or valuation	6,164	191	206	477	7,038
Accumulated amortization and impairment	(3,764)	(44)	—	(349)	(4,158)
Net at December 31, 2017	2,399	147	206	128	2,880

(i)	Other mainly includes office equipment and motor vehicles.

(ii)	The net carrying amount of network equipment under finance leases at December 31, 2018, was $307 million (2017: $329 million).
Borrowing costs capitalized for the years ended December 31, 2018, 2017 and 2016 were not significant.
E.2.3. Cash used for the purchase of tangible assets
Cash used for property, plant and equipment additions

	2018	2017	2016
	(US$ millions)
Additions	698	824	683
Change in advances to suppliers	2	(8)	(16)
Change in accruals and payables for property, plant and equipment	(25)	26	51
Finance leases	(43)	(192)	1
Cash used for additions	632	650	719

E.3. Assets held for sale
If Millicom decides to sell subsidiaries, investments in joint ventures or associates, or specific non-current assets in its businesses, these items qualify as assets held for sale if certain conditions are met.
E.3.1. Classification of assets held for sale
Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is expected to be recovered principally through sale, not through continuing use. Liabilities of disposal groups are classified as Liabilities directly associated with assets held for sale.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

E.3.2. Millicom’s assets held for sale
The following table summarizes the nature of the assets and liabilities reported under assets held for sale and liabilities directly associated with assets held for sale as at December 31, 2018 and 2017:

	As at December 31,
	2018	2017
	(US$ millions)
Assets and liabilities reclassified as held for sale
Senegal operations	—	223
Towers Paraguay (see note C.3.4.)	2	7
Towers Colombia (see note C.3.4.)	—	1
Towers El Salvador (see note C.3.4.)	1	—
Other	—	2
Total assets of held for sale	3	233
Senegal operations	—	77
Towers Paraguay	—	2
Total liabilities directly associated with assets held for sale	—	79
Net assets held for sale / book value	3	154

Ghana merger
As mentioned in note A.2.2., on March 3, 2017, Millicom and Bharti Airtel Limited (Airtel) announced that they have entered into an agreement for Tigo Ghana Limited and Airtel Ghana Limited to combine their operations in Ghana. As per the agreement, Millicom and Airtel have equal ownership and governance rights in the combined entity. Necessary regulatory approvals were received in the course of September 2017. As a result, Millicom's operations in Ghana have been classified as assets held for sale and discontinued operations as from September 28, 2017. The merger was completed on October 12, 2017.
The assets and liabilities deconsolidated as a result of the Ghana merger were as follows:
Assets and liabilities reclassified as held for sale – Ghana

October 12, 2017
(US$ millions)
Intangible assets, net	12
Property, plant and equipment, net	77
Current assets	29
Cash and cash equivalents	8
Total assets of disposal group held for sale	126
Non-current financial liabilities	51
Current liabilities	50
Total liabilities of disposal group held for sale	102
Net assets / book value	24

For further details on the effect of the deconsolidation of the operations in Ghana, refer to note A.2.3.
Senegal
As mentioned in note A.1.3. Millicom announced that it had agreed to sell its Senegal business to a consortium consisting of NJJ, Sofima (managed by the Axian Group) and Teylium Group, subject to customary closing conditions and regulatory approvals. The sale was completed on April 27, 2018 and the operations in Senegal have

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

been deconsolidated resulting in a net gain on disposal of $6 million, including the recycling of foreign currency exchange losses accumulated in equity since the creation of the local operations. This gain has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’.
The assets and liabilities were transferred to assets held for sale in relation to our operations in Senegal as at February 7, 2017 and therefore classified as held for sale as at December 31, 2017.
The table below shows the assets and liabilities deconsolidated at the date of the disposal:
Assets and liabilities disposed of in respect of our operations in Senegal

April 27, 2018
(US$ millions)
Intangible assets, net	40
Property, plant and equipment, net	126
Other non-current assets	2
Current assets	56
Cash and cash equivalents	3
Total assets of disposal group held for sale	227
Non-current financial liabilities	8
Current liabilities	73
Total liabilities of disposal group held for sale	81
Net assets held for sale / book value	146

Rwanda
As mentioned in note A.1.3. on December 19, 2017, Millicom announced that it has signed an agreement for the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited. The total consideration of the transaction is approximately 6x 2017 adjusted EBITDA of the Rwandan operation, payable over two years, consisting of a mix of cash, vendor loan note and earn out.
The Group received regulatory approvals on January 23, 2018 and the sale was subsequently completed on January 31, 2018. On January 31, 2018, Millicom's operations in Rwanda have been deconsolidated and no material loss on disposal was recognized (its carrying value was aligned to its fair value less costs of disposal as of December 31, 2017). However, a loss of $32 million has been recognized in 2018 corresponding to the recycling of foreign currency exchange losses accumulated in equity since the creation of the local operation. This loss has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with Airtel. Management does not expect any material deviation from the initial consideration.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

The table below shows the assets and liabilities deconsolidated at the date of the disposal:
Assets and liabilities disposed of in respect of our operations in Rwanda

January 31, 2018
(US$ millions)
Intangible assets, net	12
Property, plant and equipment, net	53
Other non-current assets	4
Current assets	14
Cash and cash equivalents	2
Total assets of disposal group held for sale	85
Non-current financial liabilities	11
Current liabilities	28
Total liabilities of disposal group held for sale	40
Net assets held for sale / book value	46

In accordance with IFRS 5, the Group’s businesses in Rwanda (Q1 2018), Ghana (Q3 2017) and Senegal (Q1 2017) had been classified as assets held for sale and their results were classified as discontinued operations. Comparative figures of the statement of income have therefore been represented accordingly. Financial information relating to the discontinued operations for the year ended December 31, 2018, 2017 and 2016 is set out below. Figures shown below are after intercompany eliminations.
Results from discontinued operations

	Year ended December 31,
	2018	2017	2016
	(US$ millions)
Revenue	62	299	371
Cost of sales	(23)	(95)	(119)
Operating expenses	(26)	(131)	(174)
Depreciation and amortization	—	(37)	(79)
Other operating income (expenses), net	(10)	(4)	(6)
Gain on disposal of discontinued operations	(29)	39	32
Other expenses linked to the disposal of discontinued operations	(10)	(7)	(19)
Operating profit (loss)	(36)	64	6
Interest income (expense), net	(3)	(20)	(23)
Other non-operating (expenses) income, net	—	6	(10)
Profit (loss) before taxes	(39)	51	(26)
Credit (charge) for taxes, net	—	—	6
Net profit (loss) from discontinued operations	(39)	51	(20)

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Cash flows from discontinued operations

	Year ended December 31,
	2018	2017	2016
	(US$ millions)
Cash from (used in) operating activities, net	(4)	26	10
Cash from (used in) investing activities, net	(6)	(33)	(53)
Cash from (used in) financing activities, net	—	(22)	18

4G spectrum (UNE)
A depreciation catch-up has been recorded in 2016 for $11 million on the 4G spectrum in Colombia. In October 2016, the date on which UNE stopped rendering 4G services, the 4G spectrum was fully depreciated.
F. Other assets and liabilities
F.1. Trade receivables
Millicom’s trade receivables mainly comprise interconnect receivables from other operators, postpaid mobile and residential cable subscribers, as well as B2B customers. The nominal value of receivables adjusted for impairment approximates the fair value of trade receivables.

	2018	2017
	(US$ millions)
Gross trade receivables	592	597
Less: provisions for expected credit losses	(249)	(211)
Trade receivables, net	343	386

Aging of trade receivables

	Neither past due nor impaired	Past due (net of impairments)
		30–90 days	>90 days	Total
	(US$ millions)
2018:
Telecom operators	17	9	14	39
Own customers	158	69	19	246
Others	36	17	5	58
Total	210	95	37	343
2017:
Telecom operators	29	16	4	49
Own customers	186	52	34	273
Others	43	16	5	64
Total	259	83	43	386

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for expected credit losses. The Group recognizes an allowance for expected credit losses (ECLs) applying a simplified approach in calculating the ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime of ECLs at each reporting date. The

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The provision for expected credit losses is recognized in the consolidated statement of income within Cost of sales.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those maturing more than 12 months after the end of the reporting period. These are classified within non-current assets. Loans and receivables are carried at amortized cost using the effective interest method. Gains and losses are recognized in the statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.
F.2. Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Inventories

	2018	2017
	(US$ millions)
Telephone and equipment	26	28
SIM cards	4	6
IRUs	3	3
Other	6	9
Inventory at December 31,	39	45

F.3. Trade payables
Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.
From time to time, the Group enters into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. The corresponding amount pending payment as of December 31, 2018, is recognized in Trade payables for an amount of $26 million (2017: $25 million).
F.4. Current and non-current provisions and other liabilities
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, risks specific to the liability. Where discounting is used, increases in the provision due to the passage of time are recognized as interest expenses.
F.4.1. Current provisions and other liabilities
Current

	2018	2017
	(US$ millions)
Deferred revenue(i)	85	86
Customer deposits	15	13
Current legal provisions	27	24
Tax payables	68	57
Customer and MFS distributor cash balances	147	144
Withholding tax on payments to third parties	17	17
Other provisions	7	1
Other current liabilities(ii)	128	83
Total	494	425

(i)	Deferred revenue has partly been reclassified to Contract Liabilities as a result of the adoption of IFRS 15. See the 'Accounting Policy Changes' note.

(ii)	In the caption "Other current liabilities", for 2018 $38 million of provision for tax risk not related to income tax is included.
F.4.2. Non-current provisions and other liabilities
Non-current

	2018	2017
	(US$ millions)
Non-current legal provisions	8	15
Long-term portion of asset retirement obligations	77	69
Long-term portion of deferred income on tower sale and leasebacks	85	73
Long-term employment obligations	68	76
Accruals and payables in respect of spectrum and license acquisitions	41	31
Other non-current liabilities	71	70
Total	351	335

F.5. Assets and liabilities related to contract with customers
Contract assets, net

2018
(US$ millions)
Long-term portion	3
Short-term portion	35
Less: provisions for expected credit losses	(1)
Total	37
Contract liabilities

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

2018
(US$ millions)
Long-term portion	1
Short-term portion	86
Total	87

The Group recognised revenue for $45 million in 2018 that was included in the contract liability balance at the beginning of the year.
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2018 is $42 million ($41 million is expected to be recognized as revenue in the 2020 financial year and the remaining $1 million in the 2021 financial year or later) (i).

(i)
This amount does not consider contracts that have an original expected duration of one year or less, neither contracts in which consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e. billing corresponds to accounting revenue).

Contract costs, net (i)

2018
(US$ millions)
Net at January 1	4
Contract costs capitalized	4
Amortization of contract costs	(4)
Net at December 31	4

(i)	Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.
G. Additional disclosure items
G.1 Fees to auditors

	2018	2017	2016
	(US$ millions)
Audit fees	6.7	4.7	4.3
Audit related fees	0.4	0.3	0.3
Tax fees	0.2	0.2	0.2
Other fees	0.6	0.7	1.8
Total	7.7	5.9	6.6

G.2. Capital and operational commitments

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Millicom has a number of capital and operational commitments to suppliers and service providers in the normal course of its business. These commitments are mainly contracts for acquiring network and other equipment, and leases for towers and other operational equipment.
G.2.1. Capital commitments
At December 31, 2018, the Company and its subsidiaries and joint ventures had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $154 million of which $126 million are due within one year (December 31, 2017: $194 million of which $182 million were due within one year). Out of these commitments, respectively $66 million and $56 million related to Millicom’s share in joint ventures. (December 31, 2017: $25 million of which $23 million were due within one year).
G.2.2 Lease commitments
Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and involves an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether or not the arrangement conveys a right to use the asset. The sale and leaseback of towers and related site operating leases and service contracts are accounted for in accordance with the underlying characteristics of the assets, and the terms and conditions of the lease agreements. On transfer to the tower companies, the portion of the towers leased back are accounted for as operating leases or finance leases according to the criteria set out above. The portion of towers being leased back represents the dedicated part of each tower on which Millicom’s equipment is located and was derived from the average technical capacity of the towers. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are recorded as operating expenses.

Operating leases
Operating leases are all other leases that are not finance leases. Operating lease payments are recognized as expenses in the consolidated statement of income on a straight-line basis over the lease term.
Operating leases mainly comprise land in which cell towers are located (including those related to towers sold and leased back) and buildings. Total operating lease expense from continuing operations for the year ended December 31, 2018, was $155 million (2017: $155 million; 2016: $159 million – see note B.2.).
Annual operating lease commitments from continuing operations

	2018 (i)	2017 (i)
	(US$ millions)
Within one year	127	130
Between one and five years	412	372
After five years	262	258
Total	800	759

(i)	The Group’s share in joint ventures operating lease commitments amount to US$312 million (2017: US$194 million; 2016: US$210 million) and are excluded from the table above.
Finance leases
Finance leases, which transfer substantially all risks and benefits incidental to ownership of the leased item to the lessee, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Where a finance lease results from a sale and leaseback transaction, any

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

excess of sales proceeds over the carrying amount of the assets is deferred and amortized over the lease term. Capitalized leased assets are depreciated over the shorter of the estimated useful lives of the assets, or the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.
Finance leases mainly comprise lease of tower space in El Salvador, Paraguay, Tanzania and Colombia (see note C.3.4.), lease of poles in Colombia and tower sharing in other countries. Other financial leases mainly consist of lease agreements relating to vehicles and IT equipment.
Annual minimum finance lease commitments from continuing operations

	2018 (i)	2017 (i)
	(US$ millions)
Within one year	99	97
Between one and five years	400	404
After five years	415	477
Total	914	978

(i)	The Group’s share in joint ventures finance lease commitments amount to $1 million (2017: $5 million) and are excluded from the table above.
The corresponding finance lease liabilities at December 31, 2018, were $353 million (2017: $365 million). Interest expense on finance lease liabilities amounted to $92 million for the year 2018 (2017: $65 million).

G.3. Contingent liabilities
G.3.1. Litigation and legal risks
The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2018, the total amount of claims and litigation risks against Millicom and its operations was $687 million, of which $5 million related to its share in joint ventures (December 31, 2017: $438 million, of which $5 million related to its share in joint ventures).
As at December 31, 2018, $26 million has been provided for these risks in the consolidated statement of financial position (December 31, 2017: $29 million). The Group’s share of provisions made by the joint ventures was $4 million (December 31, 2017: $2 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.
Improper filling of shareholding in MIC Tanzania Public Limited Company
In June 2016, Millicom was served with claims by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company. In June 2015, Millicom identified that an incorrect filing related to MIC Tanzania Public Limited Company had been made in the commercial register, causing the register to incorrectly indicate that shares in the local subsidiary were owned by this third party. On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that MIC Tanzania Public Limited Company remains owned and controlled by Millicom. Late 2018, the opposite party has filed a review of the ruling by the same Court of Appeals, which already ruled in Millicom's favor. Millicom considers the success of this review as remote and therefore continues to control and fully consolidate MIC Tanzania Public Limited Company.
Ongoing investigation by the International Commission Against Impunity in Guatemala (CICIG)
On July 14, 2017, the CICIG disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

would include Comcel. On November 23 and 24, 2017, Guatemala's attorney general and CICIG executed search warrants on the offices of Comcel. As at December 31, 2018, the matter is still under investigation, and Management has not been able to assess the potential impact on these consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of December 31, 2018.
Other
At December 31, 2018, Millicom has various other less significant claims which are not disclosed separately in these consolidated financial statements because they are either not material or the related risk is remote.
G.3.2. Tax related risks and uncertain tax position
The Group operates in developing countries where the tax systems, regulations and enforcement processes have varying stages of development creating uncertainty regarding the application of the tax law and interpretation of tax treatments. The Group is also subject to regular tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is therefore uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine provisions for taxes.
In assessing whether and how an uncertain tax treatment affects the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, the Group assumes that a taxation authority with the right to examine amounts reported to it will examine those amounts and have full knowledge of all relevant information when making those examinations.
The Group has a process in place to identify its uncertain tax positions. Management then considers whether or not it is probable that a taxation authority will accept an uncertain tax treatment. On that basis, the identified risks are split into three categories (i) remote risks (risk of outflow of tax payments are up to 20%), (ii) possible risks (risk of outflow of tax payments assessed from 21% to 49%) and probable risks (risk of outflow is more than 50%). The process is repeated every quarter by the Group.
If the Group concludes that it is probable or certain that the taxation authority will accept the tax treatment, the risks are categorized either as possible or remote, and it determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. The risks considered as possible are not provisioned but disclosed as tax contingencies in the Group consolidated financial statements while remote risks are neither provisioned nor disclosed.
If the Group concludes that it is probable that the taxation authority will not accept the Group’s interpretation of the uncertain tax treatment, the risks are categorized as probable, and are presented to reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates by generally using the most likely amount method – the single most likely amount in a range of possible outcomes.
If an uncertain tax treatment affects both deferred tax and current tax, the Group makes consistent estimates and judgments for both. For example, an uncertain tax treatment may affect both taxable profits used to determine the current tax and tax bases used to determine deferred tax.
If facts and circumstances change, the Group reassesses the judgments and estimates regarding the uncertain tax position taken.
At December 31, 2018, potential tax risks estimated by the Group amount to $254 million, of which provisions of $47 million have been recorded representing the probable amount of eventual claims and required payments related to those risks (2017: $313 million of which provisions of $53 million were recorded). Out of these potential claims and provisions, respectively $29 million (2017: $38 million) and $2 million (2017: $2 million) related to Millicom’s share in these joint ventures.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

G.4. Non-cash investing and financing activities
Non-cash investing and financing activities from continuing operations

	Note	2018	2017	2016
		(US$ millions)
Investing activities
Acquisition of property, plant and equipment, including finance leases	E.2.2.	(66)	(174)	34
Asset retirement obligations	E.2.2.	15	(20)	(17)
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.2.	30	—	—
Financing activities
Finance leases	G.2.2.	(43)	192	1
Share based compensation	B.4.1.	22	22	14

G.5. Related party balances and transactions
The Group’s significant related parties are:

•	Kinnevik AB (Kinnevik) and subsidiaries, Millicom’s principal shareholder;

•	Helios Towers Africa Ltd (HTA), in which Millicom holds a direct or indirect equity interest (see note A.3.2.);

•	EPM and subsidiaries (EPM), the non-controlling shareholder in our Colombian operations (see note A.1.4.);

•	Miffin Associates Corp and subsidiaries (Miffin), our joint venture partner in Guatemala.

•	Cable Onda partners and subsidiaries, the non-controlling shareholders in our Panama operations (see note A.1.2.).
Kinnevik
Millicom’s principal shareholder is Kinnevik. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper and financial services industries. At December 31, 2018, Kinnevik owned approximately 37% of Millicom (2017: 37%). During 2018, 2017 and 2016, Kinnevik did not purchase any Millicom shares. There are no significant loans made by Millicom to or for the benefit of Kinnevik or Kinnevik controlled entities.
During 2018, 2017 and 2016, the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services. Transactions and balances with Kinnevik Group companies are disclosed under Other in the tables below. Also refer to note A.3. for further details with respect to the disposal of one portion of our investment in Milvik AB.

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

Helios Towers
Millicom sold its tower assets and leased back a portion of space on the towers in several African countries and contracted for related operation and management services with HTA. The Group has future lease commitments in respect of the tower companies (see note G.2.2.).
Empresas Públicas de Medellín (EPM)
EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia.
Miffin Associates Corp (Miffin)
The Group purchases and sells products and services from and to the Miffin Group. Transactions with Miffin represent recurring commercial operations such as purchase of handsets, and sale of airtime.
Cable Onda Partners
Our partners in Panama are the non-controlling shareholders of Cable Onda and own 20% of the company. Additionally, they also hold interests in several entities which have purchasing and selling recurring commercial operations with Cable Onda (such as the sale of content costs, delivery of broadband services, etc.).

Expenses from transactions with related parties	2018	2017	2016
	(US$ millions)
Purchases of goods and services from Miffin	(173)	(181)	(167)
Purchases of goods and services from EPM	(40)	(36)	(22)
Lease of towers and related services from HTA	(28)	(28)	(35)
Other expenses	(3)	(4)	(9)
Total	(244)	(250)	(233)

Income and gains from transactions with related parties	2018	2017	2016
	(US$ millions)
Sale of goods and services to EPM	17	18	18
Sale of goods and services to Miffin	284	277	261
Other revenue	2	1	10
Total	303	295	289

As at December 31, the Company had the following balances with related parties:

	Year ended December 31,
	2018	2017
	(US$ millions)
Non-current and current liabilities
Payables to Guatemala joint venture(i)	315	273
Payables to Honduras joint venture(ii)	143	135
Payables to EPM	14	3
Other accounts payable	9	10
Sub-total	482	421
Finance lease liabilities to tower companies(iii)	99	108
Total	580	529

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

(i)	Shareholder loans bearing interest. Out of the amount above, $135 million are due over more than one year.

(ii)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared later in 2019 and/or shareholder loans.

(iii)	Disclosed under Debt and other financing in the statement of financial position.

	Year ended December 31,
	2018	2017
	(US$ millions)
Non-current and current assets
Receivables from EPM	5	3
Receivables from Guatemala and Honduras joint ventures	20	25
Advance payments to Helios Towers Tanzania	6	8
Receivable from AirtelTigo Ghana(i)	41	40
Other accounts receivable	1	1
Total	73	77

(i)	Disclosed under Other non-current assets in the statement of financial position. See note A.2.2.

H. IPO – Millicom’s operations in Tanzania
In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorised share capital in a public offering on the Dar Es Salaam Stock Exchange. Early 2017, Tigo Tanzania, Zantel and Telesis each received from the Tanzanian Communications Regulatory Authority (TCRA) a notice of material breach of the license giving thirty-days to comply. Millicom has signaled its intention for its subsidiaries to comply with the law and list its businesses but did not complete the public offerings by such time until the incorrect filing related to Tigo Tanzania made in the commercial register was corrected (see note G.3.1.). Accordingly, Millicom’s businesses in Tanzania may face sanctions from the regulator or other government bodies, which could include financial penalties, or even suspension or cancellation of its license although to-date there has been no notification from the TCRA of any indication or intention to proceed with sanctions. Management is currently not able to assess the financial impact on its consolidated financial statements (although the Company deems the suspension or cancellation of the license to be unlikely) and therefore, no provision has been recorded as of December 31, 2018.
This said, the Group is currently working on the preliminary steps (e.g., converting Tigo Tanzania into a public limited company) with the view of listing in the first half of 2019.
I. Subsequent events
Nasdaq
On January 9, 2019, Millicom shares began trading on the Nasdaq Stock Exchange in the U.S. under ticker symbol TIGO.
Dividend
On February 7, 2019, Millicom’s Board decided to propose to the AGM of the shareholders a dividend distribution of US$2.64 per share to be paid in two equal installments in May and November 2019, out of Millicom profits for the year ended December 31, 2018. The AGM to vote this matter is scheduled for May 2, 2019.
Telefónica acquisition

Millicom International Cellular S.A.
Notes to the consolidated financial statements
for the years ended December 31, 2018, 2017 and 2016 – continued

On February 20, 2019, the Group announced it has entered into agreements with Telefónica S.A. and certain of its affiliates (Telefónica), to acquire the entire share capital of Telefónica Móviles Panamá, S.A., Telefónica de Costa Rica TC, S.A. (and its wholly owned subsidiary, Telefónica Gestión de Infraestructura y Sistemas de Costa Rica, S.A.) and Telefonía Celular de Nicaragua, S.A. (together, Telefonica CAM) for a combined enterprise value of $1,650 million (the Transaction) payable in cash. The Transaction is subject to customary closing conditions, including regulatory approval in each market, and closings are expected during H2 2019. Millicom has secured bridge funding commitments to finance the acquisition, and the bridge will be refinanced predominantly with the issuance of new debt by Millicom and its operating subsidiaries.