Form 20-F/A
period 2018-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2019-04-15
CIK 912958

As filed with the Securities and Exchange Commission on April 15, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2018 of Millicom International Cellular S.A. (“Millicom”) as originally filed with the Securities and Exchange Commission on February 28, 2019 (the “Original Filing”). This Amendment is being filed solely for the purpose of providing Comunicaciones Celulares, S.A.’s financial statements that were omitted from the Original Filing, as described therein. As such, the only items amended by this Amendment are “Item 18. Financial Statements” and “Item 19. Exhibits.”

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update, or restate the information in any item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.

Item 18.	financial statements

1.	Millicom International Cellular S.A., incorporated by reference to pages F-1 to F-97 of the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2019

2.	Comunicaciones Celulares, S.A.

Financial statements
At December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

With report of independent auditors

Incorporated by reference to Exhibit 99.1

Item 19.	Exhibits

1.1	Articles of Association of Millicom International Cellular S.A. (incorporated herein by reference to Exhibit 1.1. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.1	Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.1. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.2	Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.3	Multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated January 27, 2017 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.4	Amended and restated stock purchase agreement for the acquisition of interests in Cable Onda S.A. among Millicom International Cellular S.A., Millicom LIH S.A., Medios de Comunicacion LTD, Telecarrier International Limited, IGP Trading Corp. and Tenedora Activa, S.A. dated December 12, 2018 (incorporated herein by reference to Exhibit 4.5. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.5	Bridge term facility agreement for Millicom International Cellular S.A. arranged by BNP Paribas Fortis SA/NV, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and The Bank Of Nova Scotia dated October 7, 2018 (incorporated herein by reference to Exhibit 4.5. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.6	Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018 (incorporated herein by reference to Exhibit 4.6. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.7	Bridge term facility agreement for Millicom International Cellular S.A. arranged by Morgan Stanley Bank International Limited, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and J.P. Morgan Europe Limited dated February 20, 2019 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2019)

8.1	List of significant subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2019)

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Audited financial statements of Comunicaciones Celulares, S.A. as at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

101.INS	XBRL Instance Document (incorporated by reference to exhibit 101.INS to the Company’s annual report on Form 20-F for the year 2018 (File No. 001-38763) filed with the SEC on February 28, 2019)

101.SC	XBRL Taxonomy Extension Schema Document (incorporated by reference to exhibit 101.SC to the Company’s annual report on Form 20-F for the year 2018 (File No. 001-38763) filed with the SEC on February 28, 2019)

101.CA	XBRL Taxonomy Extension Calculation Linkbase Document (incorporated by reference to exhibit 101.CA to the Company’s annual report on Form 20-F for the year 2018 (File No. 001-38763) filed with the SEC on February 28, 2019)

101.DE	XBRL Taxonomy Extension Definition Linkbase Document (incorporated by reference to exhibit 101.DE to the Company’s annual report on Form 20-F for the year 2018 (File No. 001-38763) filed with the SEC on February 28, 2019)

101.LA	XBRL Taxonomy Extension Label Linkbase Document (incorporated by reference to exhibit 101.LA to the Company’s annual report on Form 20-F for the year 2018 (File No. 001-38763) filed with the SEC on February 28, 2019)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (incorporated by reference to exhibit 101.PRE to the Company’s annual report on Form 20-F for the year 2018 (File No. 001-38763) filed with the SEC on February 28, 2019)

*	Filed with this Annual Report on Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date: April 15, 2019
	By:	/s/ Tim Pennington
		Name:	Tim Pennington
		Title:	Senior Executive Vice President, Chief Financial Officer

	By:	/s/ Mauricio Ramos
		Name:	Mauricio Ramos
		Title:	President and Chief Executive Officer