Form 20-F/A
period 2019-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2020-03-13
CIK 912958

As filed with the Securities and Exchange Commission on March 13, 2020

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
Yes☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2019 of Millicom International Cellular S.A. (“Millicom”) as originally filed with the Securities and Exchange Commission on February 28, 2020 (the “Original Filing”). This Amendment is being filed solely for the purpose of providing Comunicaciones Celulares, S.A.’s financial statements that were omitted from the Original Filing, as described therein. As such, the only items amended by this Amendment are “Item 18. Financial Statements” and “Item 19. Exhibits.”
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update, or restate the information in any item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.

ITEM 18.	FINANCIAL STATEMENTS

1.	Millicom International Cellular S.A., incorporated by reference to pages F-1 to F-101 of the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2020

2.	Comunicaciones Celulares, S.A.

Financial statements
At December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019

With report of independent auditors

Incorporated by reference to Exhibit 99.1

ITEM 19.	EXHIBITS

1.1
Amended and Restated Articles of Association of Millicom International Cellular S.A. (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2020)

2.1	Description of Share Capital (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2020)

4.1
Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.1. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.2
Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.3
Multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated January 27, 2017 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.4
Amended and restated stock purchase agreement for the acquisition of interests in Cable Onda S.A. among Millicom International Cellular S.A., Millicom LIH S.A., Medios de Comunicacion LTD, Telecarrier International Limited, IGP Trading Corp. and Tenedora Activa, S.A. dated December 12, 2018 (incorporated herein by reference to Exhibit 4.5. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.5
Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018 (incorporated herein by reference to Exhibit 4.6. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.6
Indenture for the $750,000,000 6.25% Senior Notes due 2029 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated March 25, 2019 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2020)

4.7
First Supplemental Indenture to the Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG, dated as of May 30, 2018 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2020)

4.8
Term facility agreement for Millicom International Cellular S.A. arranged by DNB Bank ASA, Sweden Branch and Nordea Bank Abp, Filial i Sverige dated April 24, 2019 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2020)

4.9
Terms and Conditions for Millicom International Cellular S.A.’s SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2024 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2020)

8.1	List of significant subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2020)

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Ernst & Young S.A.

15.2*	Consent of Ernst & Young S.A.

99.1*	Audited financial statements of Comunicaciones Celulares, S.A. as at December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019

101.INS†	XBRL Instance Document

101.SC†	XBRL Taxonomy Extension Schema Document

101.CA†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DE†	XBRL Taxonomy Extension Definition Linkbase Document

101.LA†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

________
*    Filed herewith
**    Furnished herewith
†    Previously filed with the Annual Report on Form 20-F on February 28, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date: March 13, 2020
	By:	/s/ Tim Pennington
		Name:	Tim Pennington
		Title:	Senior Executive Vice President, Chief Financial Officer

By:	/s/ Mauricio Ramos
	Name:	Mauricio Ramos
	Title:	President and Chief Executive Officer