Form 20-F
period 2020-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2021-03-10
CIK 912958

As filed with the Securities and Exchange Commission on March 10, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                           to                          .
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-38763
MILLICOM INTERNATIONAL CELLULAR S.A.
(Exact name of Registrant as specified in its charter)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation)
2, Rue du Fort Bourbon,
L-1249 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
Mauricio Ramos
President and Chief Executive Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon,
L-1249 Luxembourg
Grand Duchy of Luxembourg
Phone: +352-277-59018; +1 786 628 5270; +1 786 628 5303
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
101,739,217 shares of Common Stock as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes ☒ No ☐

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
Yes☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial statement information
We have included in this Annual Report the Millicom Group’s (as defined below) audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018. The Millicom Group’s financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We end our fiscal year on December 31. References to fiscal 2020, fiscal 2019 and fiscal 2018 refer to the years ended December 31, 2020, 2019 and 2018, respectively.
Comunicaciones Celulares, S.A. (“Comcel”), our principal Guatemala joint venture company in which we hold a 55% ownership interest but which we do not control, met the income threshold as a significant investee accounted for by the equity method for purposes of Rule 3-09 of Regulation S-X for the years ended December 31, 2020, 2019 and 2018.  The financial statements for Comcel are included in Exhibit 99.1 to this Annual Report.
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
Presentation of data
We present operational and financial data in this Annual Report. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group, including our subsidiaries and excluding Guatemala and Honduras joint ventures and our Ghana joint venture, unless otherwise stated. Latin America ("Latam") figures include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. We exclude Ghana joint venture from the Africa operational data because, unlike our other joint ventures, we do not consider it a strategic part of our Group. Financial data is presented either at a consolidated level or at a segmental level, as derived from our financial statements, including the notes thereto.
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

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY
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
Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. These statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:
•global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;
•potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;
•telecommunications usage levels, including traffic and customer growth;
•competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
•legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging or the ability to disconnect such services during the COVID-19 pandemic, tax matters, the terms of interconnection, customer access and international settlement arrangements;
•adverse legal or regulatory disputes or proceedings;
•the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;
•the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;
•relationships with key suppliers and costs of handsets and other equipment;
•our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;
•the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;
•technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;
•the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans;
•other factors or trends affecting our financial condition or results of operations; and
•various other factors, including without limitation those described under “Item 3. Key Information—D. Risk Factors.”
This list of important factors is not exhaustive. You should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environments in which we operate. Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section of this Annual Report entitled “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include factors relating to the markets in which we operate and global economies, securities and foreign exchange markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the telecommunications industry in the markets in which we operate and changes in its regulatory environment, and factors relating to the competitive markets in which we operate.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable to Annual Report filing.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable to Annual Report filing.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data
Historical financial information
The following tables present selected historical financial data for the Millicom Group. The statement of income data for the Millicom Group set forth below for the years ended December 31, 2020, 2019 and 2018 and the statements of financial position data set forth below as of December 31, 2020 and 2019 are derived from the Millicom Group’s audited consolidated financial statements included elsewhere in this Annual Report. The statement of income data for the years ended December 31, 2017 and 2016 and statement of financial position data as of December 31, 2018, 2017 and 2016 are derived from the Millicom Group’s audited consolidated financial statements not included in this Annual Report.
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

Selected statement of income data

	December 31
	2020	2019 (i)	2018(i) (ii)	2017(i) (ii)	2016 (i) (ii)
	(U.S. dollars in millions)
Revenue	4,171	4,336	3,946	3,936	3,876
Cost of sales	(1,171)	(1,201)	(1,117)	(1,169)	(1,142)
Gross profit	3,000	3,135	2,829	2,767	2,735
Operating expenses	(1,505)	(1,604)	(1,616)	(1,531)	(1,552)
Depreciation	(890)	(825)	(662)	(670)	(648)
Amortization	(318)	(275)	(140)	(142)	(171)
Share of profit in the joint ventures in Guatemala and Honduras	171	179	154	140	115
Other operating income (expenses), net	(12)	(34)	75	69	(13)
Operating profit	446	575	640	632	465
Interest and other financial expenses	(624)	(564)	(367)	(389)	(366)
Interest and other financial income	13	20	21	16	21
Other non-operating (expenses) income, net	(106)	227	(39)	(2)	21
Profit (loss) from other joint ventures and associates, net	(1)	(40)	(136)	(85)	(49)
Profit (loss) before taxes from continuing operations	(271)	218	119	172	92
Tax (charge) credit, net	(102)	(120)	(112)	(162)	(176)
Profit (loss) from continuing operations	(373)	97	7	10	(84)
Profit (loss) from discontinued operations, net of tax	(12)	57	(33)	60	(6)
Net profit (loss) for the period	(385)	154	(26)	69	(90)
Attributable to:
Owners of the Company	(344)	149	(10)	87	(32)
Non-controlling interests	(41)	5	(16)	(17)	(58)
Earnings (loss) per common share for profit (loss) attributable to the owners of the Company:	(3.40)	1.48	(0.10)	0.86	(0.32)
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	(3.28)	0.92	0.23	0.27	(0.26)

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
    2019 figures also include the impact of our acquisitions: one full year of Cable Onda acquired at the end of 2018, 8 months of Telefonia Celular de Nicaragua and 4 months of Telefonica Moviles Panama, S.A. each acquired in 2019. See note A.1.2. in the notes to our audited consolidated financial statements.
(ii)    IFRS 15 and IFRS 9 were adopted as of January 1, 2018, using the modified retrospective method; previous periods were therefore not restated and might not be directly comparable.

Selected statement of financial position data

	December 31
	2020	2019(i) (ii)	2018(ii) (iii)	2017(ii) (iii)	2016(ii) (iii)
	(U.S. dollars in millions)
Assets
Total non-current assets	10,114	10,238	8,785	7,646	7,961
Total current assets	2,307	2,652	1,525	1,585	1,661
Assets held for sale	1	5	3	233	5
Total assets	12,422	12,895	10,313	9,464	9,627
Equity and Liabilities
Total non-current liabilities	7,540	7,797	4,845	4,116	4,361
Total current liabilities	2,608	2,417	2,676	1,989	1,898
Liabilities directly associated with assets held for sale	—	—	—	79	—
Total liabilities	10,148	10,215	7,521	6,183	6,258
Equity attributable to owners of the Company	2,059	2,410	2,542	3,096	3,167
Non-controlling interests	215	271	251	185	201
Total equity	2,274	2,680	2,792	3,281	3,368
Total equity and liabilities	12,422	12,895	10,313	9,464	9,627

(i)    Restated after finalization of the purchase accounting of our acquisitions in Nicaragua and Panama (See note A.1.2.).
(ii)    IFRS 16 was adopted as of January 1, 2019, using the modified retrospective method; previous periods were therefore not restated and might not be directly comparable. See "Introduction - New and amended IFRS accounting standards" in the notes to our audited consolidated financial statements included elsewhere in this Annual Report for additional details regarding the impact of the adoptions.
(iii)    IFRS 15 and IFRS 9 were adopted as of January 1, 2018, using the modified retrospective method; previous periods were therefore not restated and might not be directly comparable.

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
Share capital	153	153	153	153	153
Number of shares (in thousands)	101,739	101,739	101,739	101,739	101,739
Dividend declared per share (over the period)	—	2.64	2.64	2.64	2.64
Diluted net income (loss) per share (over the period) attributable to the owners of the Company	(3.40)	1.48	(0.10)	0.86	(0.32)

Other revenue data
In addition to consolidated revenue data, the following table sets forth for the periods indicated certain segment revenue data, which has been extracted from note B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data:

	Year ended December 31,
	2020	2019 (i)	2018(i) (ii)	2017 (i) (ii)	2016 (i) (ii)
Consolidated:
Mobile revenue	2,116	2,150	2,126	2,147	2,182
Cable and other fixed services revenue	1,803	1,928	1,565	1,551	1,437
Other revenue	52	51	43	38	36
Total service revenue	3,971	4,130	3,734	3,737	3,655
Telephone and equipment	201	206	212	199	221
Total Consolidated Revenue	4,171	4,336	3,946	3,936	3,876

Latin America segment:
Mobile revenue	3,220	3,258	3,214	3,283	3,318
Cable and other fixed services revenue	2,097	2,197	1,808	1,755	1,611
Other revenue	60	60	48	40	37
Total service revenue	5,377	5,514	5,069	5,078	4,966
Telephone and equipment	466	449	415	363	386
Latin America Segment Revenue	5,843	5,964	5,485	5,441	5,352

Africa segment:
Mobile revenue	357	372	388	374	380
Cable and other fixed services revenue	8	9	10	9	15
Other revenue	1	1	1	2	3
Total service revenue	366	382	398	385	398
Telephone and equipment	—	—	—	1	—
Africa Segment Revenue	366	382	399	386	398

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
The risk factors described in this section have been separated into four separate but interrelated areas:
1.Risks related to the telecommunication and cable industries
2.Risks related to Millicom’s businesses in the markets in which it operates
3.Risks related to Millicom’s size, structure and leadership
4.Risks related to share ownership, governance practices, and registration with the Securities and Exchange Commission

1.Risks related to the telecommunication and cable industries

a.Evolution of the telecommunications and cable industries

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
b.Content and content rights

We make long-term content and service commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate and our mobile applications and cable content may not be accepted or widely used by our customers.
We acquire rights to distribute certain content or services for use by our mobile, paid TV and broadband customers, and we have strategic partnerships with major digital players, such as Amazon. We make long–term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. In some instances, our commitments include minimum guarantees, which means that we are required to pay a certain agreed upon amount regardless of the amount collected from the provision of such services. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time.
The success of our pay-TV services depends on our ability to access an attractive selection of television programming from content providers.
The ability to provide movie, sports and other popular programming is a major factor that attracts customers to pay-TV services. We may not be able to obtain sufficient high-quality programming from third-party producers or exclusive sports content for our cable TV services on satisfactory terms or at all in order to offer compelling cable TV services, which could result in reduced demand for, and lower revenue and profitability from, our cable services.
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
A number of content providers have begun to sell their services through alternative distribution channels including IP-based platforms, smart-TVs and other app-compatible devices. Consumers may choose to purchase on-demand content through these alternative transmission methods, which may lead to reduced demand for our pay-TV services.
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
c.Licenses and spectrum

Available spectrum is limited, closely regulated and increasingly expensive.
The availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain it from the regulator or third parties at all or at a price that we deem to be commercially acceptable given competitive conditions. If we acquire spectrum through acquisition, regulators may require us to surrender spectrum to secure regulatory approval. We may need to incur significant capital expenditures in order to acquire or renew licenses or access infrastructure needed to continue to offer services to our customers or improve our current services.
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
If we fail to comply with the conditions of our licenses or with the requirements established by the legislation or if we do not obtain permits for the operation of our networks and equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we may not have sufficient opportunity to cure any non-compliance. In the event that we do not cure any non-compliance, the applicable regulator may: levy fines; suspend or terminate our licenses, frequency permissions, or other governmental permissions or; refuse to renew licenses that are up for renewal. For example, legislation in Tanzania requires telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a public offering. We have not yet complied with this requirement and the maximum penalty for non-compliance could include a revocation of our telecommunications licenses in Tanzania.
Most of our licenses are granted for finite periods.
Most of our licenses are granted for specified terms, and we have no assurance that any license will be renewed upon expiration. Licenses due to expire in the medium-to-near term include our mobile telecommunications licenses in Paraguay (2021, 2022 and 2023), Nicaragua (2023) and Colombia (2021 and 2023). In El Salvador, we have been in the process of renewing certain portions of the 3.5 GHz band with local coverage (not at a national level), which expired in 2018-2020. However, the regulator has shown an interest in reorganizing the band to prepare it for an auction for spectrum with national coverage during the second half of 2021. Other portions of the 3.5 GHz band will expire during 2026 and 2027.
Other licenses due to expire include our license for data transmission and DTH services in Honduras (2022 and 2024), concessions to operate telephone services and pay-TV services in Panama (2022 and 2024) and spectrum licenses for fixed wireless services in Paraguay (2024). In Tanzania, our national and international applications services licenses are due to expire in 2022 and 2030, respectively.
Licenses may contain additional obligations.
Licenses may contain additional obligations, including payment obligations, requirements to cover reduced service areas or permit a more limited scope of service (for example, around prisons in El Salvador and Honduras). The cost of extending coverage to reduced service areas may exceed the revenue generated from providing such services. Licenses may also contain coverage obligations, like in Colombia where recent 700 MHz frequency acquisitions were paid partly with cash and partly by committing to provide coverage to 1,636 districts over the course of 5 years. In addition, increased regulations may impose additional obligations on operators and these obligations may affect the retention and renewal of licenses or spectrum. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”
d.Quality and resilience of networks and service

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
Telecommunications networks provide essential support to first responders and government authorities in the event of natural disasters, terrorist attacks, pandemics and other similar crises. If we fail to develop and implement detailed business continuity and crisis management plans, we may be unable to provide service at the level that is required or perceived to be required by the government, the regulator, our customers and by the public at large, and this could lead to new and burdensome regulatory obligations in the future.
e.Regulation

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
Certain other aspects of mobile telephone operations, including rates charged to customers, resale of mobile telephone services, and user registrations may be subject to public utility regulation in each market. Also, because of our market share, regulators could impose asymmetric interconnection or termination rates, which could undermine our competitive position in the markets in which we operate. Additionally, in light of the COVID-19 pandemic, governments in several of our markets have discussed and/or imposed obligations to provide free service or limitations on our ability to collect sums due from customers. Specifically, several countries prohibited the disconnection of customers with past due accounts for an extended period. Any such measures could once again significantly impact our revenues and/or collections.
Changes in regulations may subject us to legal proceedings and regulatory actions and may disrupt our business activities.
For example, since 2014, mobile operators in El Salvador and Honduras have been required to shut down services or reduce signal capacity in and around prisons. Similar laws have been enacted in Guatemala, although these were later nullified.
Regulations which make it commercially unviable to subsidize our mobile customers’ handsets, or set an expiry date on when our customers must use their prepaid minutes, data or SMS bundles, could reduce revenue and margins for mobile services. For example, in 2015, the regulator in Colombia determined that handsets and telecommunication services could not be bundled and had to be invoiced separately. This had a direct impact on handset affordability and caused a sharp decline in our handset sales. In 2016, the regulator in Paraguay extended the unused prepaid data allowance from 30 to 90 days, which impacted the frequency at which a portion of our prepaid customers purchase additional data allowances from us. In 2019, the Legislative Assembly in El Salvador made a reform to the Consumer Protection Law, which required a change in the telecommunication companies' commercial activities. It demanded the maintenance for up to 90 days of unused data allowances and prohibited automatic renewals, changing our financial results. Additionally, it banned broadcasts and collection activities outside business hours, impacting our clients' churn trends and payment behavior.

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

f.Cyber security and data protection

Cyber-attacks may cause equipment failures that render our networks or systems inoperable and could cause disruptions to our customers’ operations.
Cyber-attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Ransomware attacks are a type of cyber-attack in which a business becomes unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Cyber-attacks may cause equipment failures as well as disruptions to our or our customers' operations. Cyber-attacks against companies, including Millicom, have increased in frequency, scope and potential harm in recent years.
The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to Millicom and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources and lost revenue from business interruption and litigation.
Cyber-attacks could result in data loss or other security breaches.
Our business involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent. We may experience unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third party suppliers, or other breaches of security that compromise the integrity of confidential information. As many companies do, Millicom has experienced occurrences of denial of service, phishing, attempted ransomware attacks, and internal and external malicious actors targeting our systems and networks.
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
Requests from local law enforcement for customer data may also come into conflict with applicable data privacy laws and customer expectations, creating risks to our local businesses arising from our responses to these requests.
Since we may offer certain services accessed by, or provided to customers within, the European Union and the State of California in the United States, we may be subject to the European Union and California data protection regulations known as the General Data Protection Regulation (GDPR) and California Consumer Privacy Act (CCPA), respectively, which impose significant penalties for non-compliance.
In addition, some of the countries in which we operate are considering or have passed legislation imposing data privacy requirements that could increase the cost and complexity of providing our services. Although we take precautions to protect data, we may fail to do so and certain data may be leaked or otherwise used inappropriately.

g.Competition

Our industry is experiencing consolidation that may intensify competition among operators.
The telecommunications and cable industry has been characterized by increasing consolidation and a proliferation of strategic transactions. As a result, we are increasingly competing with larger competitors that may have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:
•competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services;

•a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services, as was the case in Guatemala recently when America Movil acquired the mobile business of Telefonica; and

•other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our services.

Consumers in our industry can change service providers relatively easily at little to no cost, which renders the competition for subscribers between operators intense.
If new competitors enter into our markets or existing competitors offer more competitively priced products or services, such as eliminating installation fees, subsidizing handsets, modems, wireless routers or set-top boxes, or offering content, channels or applications that we do not offer, our customers may move to another operator. Most of our mobile customers are prepaid, which allows them to switch operators at any time without monetary penalty, and some of our cable operator competitors incentivize customers to accept longer contracts, making it difficult to subsequently switch operators.
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
h.Environment and sustainability

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

i.Supplier management

We are dependent on key suppliers to provide us with products and devices.
We rely on handset distributors, manufacturers and application developers to provide us with the handsets, hardware and services demanded by our customers. The key suppliers of our handsets and set-top boxes, in terms of both volume of sales and importance to our operations, are Samsung, Huawei, Apple, Motorola, BMobile, Alcatel, Bold, Sky, LG, Xiaomi, Commscope, and Kaon. We import directly, or we source our handsets through resellers in our markets such as Brightstar Corp.
We are dependent on key suppliers to provide us with networks and systems.
We seek to standardize our network equipment to ensure compatibility, ease equipment replacement and reduce downtime of our network and contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Arris, Ericsson, NEC, Nokia, Harmonic, Intraway and VMWare.
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
2.Risks related to Millicom’s business in the markets in which we operate

The COVID-19 global pandemic is affecting our operations, business and financial condition, and our liquidity could be negatively impacted, particularly if the economies of the countries in which we operate remain unstable for a significant amount of time.
The outbreak of a novel and highly contagious form of coronavirus (“COVID-19”), which the World Health Organization has declared a pandemic, has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in global equity and debt markets and business uncertainty. The impact of the outbreak continues to evolve, and most countries globally, including a majority of the countries where we operate, initially reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. According to data compiled by the University of Oxford, the government-imposed lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily affecting our gross sales, and a majority of our markets experienced very sharp reductions in mobility during 2020.
Such measures, as well as the general uncertainty surrounding the dangers of COVID-19, have produced a significant disruption in economic activity and have had an adverse impact on transportation, hospitality, tourism, entertainment and other industries. Many of these measures remain in place, and further restrictions may be imposed in the future. In addition, many currencies globally have experienced increased volatility. In our markets, the Colombian peso and the Paraguayan guarani devalued by approximately 8% year-on-year in 2020.
Despite significant mobility restrictions imposed by governments, the virus has continued to spread rapidly in most of our markets. As a provider of essential services, we have prioritized the health and safety of our employees and customers by implementing new protocols, providing protective equipment and cleaning products, and disseminating information from the corresponding health authorities in each of our markets. These measures have had a negligible impact on our costs and allowed our customer-facing employees to continue to serve our customers safely and with confidence throughout the pandemic.
At the onset of the pandemic, governments in some countries mandated that companies such as ours avoid disconnecting clients for nonpayment, that we waive fees for late payments, and/or that we defer payments over an extended period of time, among other measures. When implemented, these measures had a very material negative impact on our collections, thus causing higher provisions for bad debt. While collections subsequently improved and returned to pre-COVID-19 levels in tandem with the implementation of lifeline services, governments may impose additional mandates that may once again have a negative impact on our collections.
These factors have negatively impacted our operating and financial performance in 2020 and we expect such factors to continue to cause a drag on our performance and financial health at least until the pandemic and its economic fallout have passed.

a.Emerging Market Risks

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
Turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a greater extent than turnover in established countries. Some of the emerging markets in which we operate are susceptible to social unrest, which may lead to military conflict in some cases.

b.Strategy and strategic direction

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
c.Industry structure, market position and competition

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
Within our markets, operators compete for customers principally on the basis of price, promotions, services offered, advertising and brand image, quality and reliability of service, mobile coverage and overall customer experience. Price competition is especially significant on mobile services, which represented more than half of our revenue from continuing operations in 2020. Mobile voice, SMS and data are largely commoditized services, as the ability to differentiate these services among operators is limited. Competition has resulted in pricing pressure, reduced margins and profitability, increased customer churn, and in some markets, the loss of revenue and market share.
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
d.Customer base and customer experience

A significant proportion of our mobile revenue is generated from prepaid customers and is short-term in nature.
Prepaid customers do not sign service contracts and are more likely than postpaid customers to switch mobile operators and take advantage of promotional offers by other operators. Many of our mobile customers also subscribe to short-term packages with lengths of one-day to one-week. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future. Prepaid customers represented 90% of our mobile customers as of December 31, 2020 and generated approximately 57% of our mobile service revenue and 30% of our total service revenue during 2020.
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
e.Political

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
f.Legal and regulatory

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
g.Macro-economic and currency

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
A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. We mainly collect revenue from our customers in local currencies, and there may be limits to our ability to convert these local currencies into U.S. dollars. Local currency exchange rate fluctuations in relation to the U.S. dollar may have an adverse effect on our earnings, assets and cash flows. For example, the devaluation of the Colombian peso in the fiscal year 2020 reduced our consolidated revenue by approximately $122 million. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars ultimately received by MIC S.A. is also affected by currency fluctuations.
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
We had net foreign exchange losses of $69 million in fiscal 2020 compared to net foreign exchange losses of $32 million in fiscal 2019 and net foreign exchange losses of $40 million in fiscal 2018. At the operational level we seek to match the currencies of our cash inflows and outflows, but while this practice reduces, it does not eliminate, our significant foreign exchange exposure to the U.S. dollar.
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
h.Taxation

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax strategy and business decisions.
The tax laws and regulations in the markets in which we operate are complex and subject to varying interpretations. The tax authorities in the markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities. Our interpretations and application of the tax and regulations could differ from that of the relevant governmental taxing authority. Tax declarations are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers, and in some cases criminal penalties on company personnel. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects . We are currently addressing tax disputes with the local tax authorities in several jurisdictions, further described under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax disputes.”
Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial conditions or cash flows.
The organizational structure and business arrangements between the various legal entities in the group may give rise to taxation related risks, including relating to the pricing of services which might be challenged if not being on an arm’s-length basis.
Tax authorities could argue that some of these services are on terms more favorable than those that could be obtained from independent third parties and assess higher taxes or fines in respect of the services MIC S.A. provides.
i.Litigation and claims

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
j.Business conduct

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
We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anticorruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. We operate in countries which pose elevated risks of corruption violations. For example, between 2017 and 2019, the Commission Against Impunity in Guatemala (“CICIG”) and Guatemalan prosecutors pursued investigations that have included the country's telecommunications sector and Comcel, our Guatemalan joint venture, and it is possible that new investigations could arise given the strong anti-corruption efforts in the country. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures. Investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows or prospects.
Our anti-corruption policies, procedures and internal controls may not be effective in complying with anti-corruption laws.

We regularly review and update our policies, procedures and internal controls designed to provide reasonable assurance that we, our employees, joint ventures, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, anti-corruption policies, procedures and internal controls are not always effective against this risk. We cannot assure you that such policies or procedures or internal controls work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, joint ventures, distributors and other intermediaries with respect to our business or any businesses that we may acquire.
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
We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. In 2020, our most significant impact from fraudulent activity was caused by International Bypass whereby international calls intended to a Tigo subscriber are terminated through an unauthorized channel. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.

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

k.People, health and safety

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
l.Brand and reputation

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
m.Workforce

A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiations of our labor contracts.
On average during 2020, approximately 17% of our of our employees (including 41% of our direct workforce in Colombia and 80% of our direct workforce in Panama) participated in collective employment agreements. While we have collective bargaining agreements in place, with subsequent negotiations we could incur significant additional labor costs and/or experience work stoppages which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact it would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructuring and other activities that impact employees. We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations materially and adversely affect the quality of our services and harm our reputation.

3.Risks related to Millicom’s size and structure and leadership

a.Size - capacity and limitations

The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.
As of December 31, 2020, our consolidated indebtedness excluding lease liabilities was $5,691 million, of which MIC S.A. incurred $2,504 million directly, and MIC S.A. guaranteed $287 million of indebtedness incurred by its subsidiaries. Including lease liabilities, our consolidated indebtedness was $6,711 million. In addition, at December 31, 2020 our joint ventures in Guatemala and Honduras, which are non-recourse to MIC S.A.. had $750 million of debt and lease liabilities of $292 million.
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
We funded our recent acquisitions in Panama and Nicaragua mainly by incurring additional indebtedness, including through the issuance of a $750 million 6.25% bond on March 25 2019, and the issuance by Cable Onda S.A. ("Cable Onda") of a $600 million 4.5% bond in November 2019.
Our increased indebtedness following consummation of these or other acquisitions could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions as well as reducing funds available for capital expenditures, acquisitions, and creating competitive disadvantages for us relative to other companies with lower indebtedness levels.
b.Portfolio of operations

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

We may seek to divest existing operations and/or investments. Any such divestiture could involve a number of risks and could present financial, managerial and operational challenges including: diverting management attention from running our existing business or from pursuing other strategic opportunities; incurring significant transaction expenses; maintaining certain liabilities or obligations to indemnify the buyer of the divested business as part of the sale conditions; and the possibility of failing to properly manage or time the exit to achieve an optimal return.
Furthermore, the timing of exit from the divestiture of assets and businesses may not result in optimal returns, and the amount and timing of proceeds may be lower than our initial investment, and or lower the corresponding carrying value on our balance sheet.
Our ability to make significant decisions in certain of our operations may depend in part upon the consent of independent shareholders.
We have local shareholders in our operations in various markets, including subsidiaries that are fully controlled (e.g., in Colombia, Panama and Tanzania) as well as joint-ventures with local entities in which we exercise joint-control (e.g., in Guatemala and Honduras). In these operations, our ability to make significant strategic decisions or to receive dividends or other distributions may depend in part upon the consent of independent shareholders, and our operations may be negatively affected in the event of disagreements with or breaches by our partners.
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
We take efforts to protect the Tigo trademark, but we may not always succeed in preventing others from using the trademark in countries in which we do not operate or from using similar trademarks, which could dilute the value of our trademark and result in brand confusion to consumers. The Tigo trademark could also be the subject of intellectual property infringement. Trademark protection is important because our trademark is what helps our customers differentiate our products and services from those of our competition, helps build brand loyalty, and represents our goodwill and reputation.
c.Talent acquisition and retention

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
Millicom has been working with its local teams to build and implement talent development plans and to identify high performance individuals for future advancement or hiring, as the markets in which we operate have limited availability of talent with advanced skill sets in key areas such as the digital and technology fields. We have taken steps to reinforce our digital capabilities with an aggressive hiring plan to obtain the right personnel with the relevant competencies for the new businesses and services we launch. We cannot assure you, however, that we will be successful in these efforts.
d.Financing and cash flow generation

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
Our joint ventures in Guatemala and Honduras have historically generated healthy cash flows and paid dividends. For the year ended December 31, 2020, the Millicom Group received dividends from these joint ventures totaling $71 million, representing our share of the total dividends paid by our joint ventures; and the Millicom Group did not pay any dividends to its own shareholders during the same year. If the financial condition of these joint ventures deteriorates or if they choose to reduce future dividend payments,or if we fail to diversify our sources of cash flow, our liquidity could suffer.
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
4.Risks related to share ownership, governance practices and registration with the SEC

a.Share price, trading volume and market volatility

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
As of December 31, 2020, approximately 91% of our issued and outstanding shares were in the form of Swedish Depository Receipts (“SDRs”) listed on the NASDAQ exchange in Stockholm. We cannot predict the extent to which investors will convert SDRs into common shares or whether the relisting of our common shares on the Nasdaq Stock Market on January 9, 2019 will lead to the development of an active trading market in the U.S. or how liquid that market might become. If an active trading market does not develop in the U.S., you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.
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
b.Legal and regulatory compliance and burden

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
(i)the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
(ii)the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
(iii)the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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
    Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Disclosure Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2020. See “Item 15. Controls and Procedures-C. Attestation Report of Independent Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As a foreign private issuer, we are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2021.
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
c.Shareholder protection

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
We have been advised by our Luxembourg counsel, Hogan Lovells (Luxembourg) LLP that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a judgment for the payment of money rendered by a U.S. federal or state court will only be recognized and enforced against MIC S.A. by a court in Luxembourg without re-examination of the merits of the case if it is a final judgment which is not subject to appeal or any other means of contestation, and if it complies with the applicable enforcement procedure (exequatur) conditions. As set out in the relevant provisions of the Luxembourg New Code of Civil Procedure (Nouveau Code de Procédure Civile) and Luxembourg case law, these conditions are:
(i)the foreign court awarding the international judgment has jurisdiction to adjudicate the respective matter under applicable foreign rules of the forum, and such jurisdiction is recognized by Luxembourg private international law;
(ii)the foreign judgment is enforceable in the foreign jurisdiction;
(iii)the foreign court has applied the substantive law as designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules (however, based on case law (T.A. Luxembourg, 10 January 2008, no 111736) as well as legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);
(iv)the foreign court has acted in accordance with its own procedural laws;
(v)the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, to present a defense; and
(vi)the foreign judgment does not contravene international public policy (ordre public international) as understood under the laws of Luxembourg.

d.Corporate governance practices

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company
The Company’s legal name is Millicom International Cellular S.A. ("MIC S.A." or "the Company"). The Company uses the Tigo brand in the majority of the countries in which we do business. MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. The Company’s address is: 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number is: +352 27 759 101. The Company’s U.S. agent is: CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States.
MIC S.A. was formed in December 1990 when Kinnevik AB ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated, a corporation established in the United States, contributed their respective interests in international mobile joint ventures to form MIC S.A.
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
We offer the following principal categories of services:
•Mobile, including mobile data, mobile voice, and MFS to consumer, business and government customers;
•Cable and other fixed services, including broadband, pay-TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and VAS and solutions to business and government customers.
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
As of December 31, 2020, we provided services to 38.8 million mobile customers, including 13.0 million 4G customers, which we define as customers who have a data plan and use a smartphone to access our 4G network. As of that date, we also had 3.8 million customer relationships with a subscription to at least one of our fixed services. This includes 3.2 million customer relationships on our HFC networks and 0.3 million DTH subscribers. The majority of the remaining customer relationships are served by our legacy copper network.
For the year ended December 31, 2020, our revenue was $4,171 million and our net loss was $385 million. We had approximately 21,000 employees located in Latin America and Africa, including our Guatemala and Honduras joint ventures.
Our strategy
Underpinning our strategy is management’s assessment that penetration rates for both mobile and fixed broadband services in our markets are low relative to penetration rates in other markets globally, and that these have potential to increase over time. Based on our own subscriber data and based also on data from the GSMA for Costa Rica, an association representing mobile operators worldwide, mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G networks, were approximately 30% in Nicaragua, 47% in El Salvador, 46% in Honduras, 40% in Guatemala, 40% in Colombia, 51% in Paraguay, 51% in Panama and 62% in Bolivia as of year-end 2020. Based on our own customer data and market intelligence, fixed broadband penetration rates, as measured by the number of residential broadband customers as a percentage of households in the country, ranged from approximately 10% in Honduras to approximately 50% in Costa Rica. Pay TV penetration rates, as measured by the number of Pay TV customers as a percentage of households in the country, ranged from approximately 20% in Honduras to less than 60% in Costa Rica. Based on the expectation that mobile and fixed broadband penetration rates in our markets will gradually rise over time, management has defined an operational strategy based on the following four principal pillars.
Monetize Data
Our mobile networks continue to experience rapid data traffic growth, and we are very focused on making sure that incremental traffic translates into additional revenues. Our mobile data monetization strategy is built around several key drivers:
•    4G/LTE network expansion: Our 4G networks enable us to deliver high volumes of data at faster speeds in a more cost-efficient manner than with 3G networks. As of December 31, 2020, our 4G networks covered approximately 76% of the population in our markets, a significant increase from coverage of approximately 56% as of December 31, 2017.
•    Smartphone adoption: More data-capable smartphone devices, particularly 4G/LTE, with a strong device portfolio and strategy to enable our customers to use data services on the move.

•    Stimulating data usage: More compelling data-centric products and services to encourage our consumers to consume more data, while maintaining price discipline.
Build Cable
We are moving quickly to meet the growing demand for high-speed data from residential and business customers alike in our Latin American markets. We are doing this by:
•    Accelerating our hybrid fiber-coaxial (“HFC”) network expansion: We are rapidly deploying our high-speed HFC fixed network, and we are complementing our organic network build-out with small, targeted acquisitions. In 2017, 2018 and 2019, we significantly increased the pace of our network expansion, organically adding approximately 1 million homes-passed per year. In 2020, we continued to expand our network, passing an additional 428 thousand homes.
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
Drive convergence
Millicom has evolved from a traditional mobile operator to a provider of a comprehensive range of services through fixed line, mobile and MFS platforms.
Convergence allows us to leverage our existing tangible and intangible assets, such as our network, our brand, and our local talent and market knowledge, to capture business synergies, generate new revenue streams from existing customers, attract new customers and reduce overall churn. Our focus on convergence also reflects our expectation that future network deployments, such as 5G, will require significant fiber network capacity and capillarity, as well as the spectrum, radio and other components of today's mobile network.
Accelerate B2B
The expansion of our HFC network as well as the development of state-of-the-art data centers, analytics, Cloud and Cybersecurity services is also creating new opportunities for us to target business customers by offering a more complete suite of Information and Communications Technology (“ICT”) services. As of December 31, 2020, we had a total of 12 data centers across our Latin America footprint, including 8 data centers which are certified according international standards.
Our strategy is to selectively evolve our portfolio into ICT-managed services to avoid excessive fragmentation and operational risk, while building the Tigo Business brand and differentiating ourselves through our service model and frontline execution. We believe that the small and medium-size business (“SMB”) segment represents a particularly attractive opportunity for growth, as SMBs digitize their business and operations using digital communications, and implement Cloud and data center solutions in line with what we see in more developed markets.
Go Digital
We are focusing our digital innovation on products and customer-facing developments that drive user adoption of high-speed data services such as: Tigo Shop, Mi Tigo, Tigo Play and Tigo ONEtv.
Through Tigo ONEtv, our next-generation user experience platform, we bring a cutting-edge pay-TV entertainment experience for our customers, with advanced personalization and recommendations, seamless integration of content across linear and on-demand offerings, and robust multiscreen capabilities. We also provide a superior digital user experience through our Tigo Shop App for prepaid customers, Mi Tigo App for post-paid customers, and our Tigo Money app for mobile financial services. Our focus remains firmly set on driving the adoption and enjoyment of these digital channels by our customers.
We are evolving our strong commercial distribution network to operate digitally, which we believe will improve both customer experience and operational efficiency. To enable a seamless and integrated experience across sales and care touchpoints, we are implementing a business transformation that interlinks user experience, digital innovation, business processes, and our back-end ICT systems.

Best customer experience
We are committed to providing the best customer service and experience possible in all of our markets. We have placed customer experience at the center of our decision-making as we continue to innovate across business lines and countries. Our focus has been simplifying how customers interact with us by implementing integrated, digital-first customer service channels.
To ensure we continue to improve our service quality, and being mindful of evolving customer demands, we use a variety of tools including customer engagement, local and regional trends, and consumption patterns to identify and improve access channels.
We have also adopted and deployed a net promoter score (“NPS”) program, designed to strengthen our customer-centric culture, and NPS is one of the metrics used to measure management performance under our incentive compensation plan.
Our services
Our services are organized into two principal categories: Mobile and Cable and other fixed services. In addition, we sell telephone and other equipment, comprised mostly of mobile handsets.
Mobile
In our Mobile category, we provide mobile services, including mobile data, mobile voice, SMS and MFS, to consumers, business, and government. Mobile is the largest part of our business and generated 53% of consolidated service revenue (and 60% of our Latin America segment service revenue) for the year ended December 31, 2020 and 52% of our consolidated service revenue (and 59% of our Latin America segment service revenue) for the year ended December 31, 2019 .
We provide Mobile services in every country where we operate, except Costa Rica. As of December 31, 2020, we had a total of 38.8 million Mobile customers.
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
MFS
We provide a broad range of mobile financial services such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs through our MFS App, Tigo Money. Tigo Money allows our customers to send and receive money, without the need for a bank account. As of December 31, 2020, we provided MFS to 10.3 million Tigo and non-Tigo customers. 25.4% of our mobile customer handset base were Tigo Money users as of December 31, 2020. As of December 31, 2020, 73% of our total Tigo Money customers were in Tanzania (including Zantel), where more than one customer out of two uses our Tigo Money services. Tigo Money remains a growing business in our markets, which complements our product offering and increases customers’ satisfaction and loyalty, reducing our customer churn.
Cable and other fixed services
In our Cable and other fixed services category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential (Home) consumers and to government and business (B2B) customers. Cable and other fixed services generated 45% of our consolidated service revenue (and 39% of our Latin America segment revenue) for the year ended December 31, 2020 and 47% of our consolidated service revenue (and 40% of our Latin America segment service revenue) for the year ended December 31, 2019.

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
In Latin America, we provide Home services in every country where we operate. As of December 31, 2020, we had 4.5 million customer relationships, of which 3.7 million were connected to our HFC network, and we had 8.8 million RGUs, including 3.4 million broadband RGUs, 2.9 million pay TV RGUs and 1.3 million telephony RGUs on our HFC network. We do not provide Home services in Africa.
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
We believe that B2B fixed provides a significant growth opportunity for Millicom driven by the changes in working habits and business models. These changes are creating additional growth opportunities through the adoption of cloud information technology, security and new software defined networks. We expect that the ongoing expansion of our HFC networks in Latin America will help to make us more competitive and increase our share of the B2B fixed market over time. In addition, as we expand our fixed networks throughout our markets, we can better compete for large enterprise and government contracts that typically require a national presence, and we will be better placed to offer fixed, mobile and other value-added services, such as cloud-based services and data center capacity. We already see evidence of this in Colombia in Panama, where we have a more extensive fixed network than in our other markets, and where the proportion of revenue we generate from B2B fixed is significantly larger than in our other Latin America countries.
We have already deployed approximately 170,000 kilometers of fiber in our Latin American markets, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. In 2019, we inaugurated a new Tier 3 certified data center in Honduras, which further strengthened our ability to better serve small and midsize businesses (“SMB”) and large enterprise customers that require robust infrastructure and redundancy to achieve their own operational efficiency goals and meet business continuity needs. We have also established partnerships in the area of hypercloud, virtualization and Internet of Things ("IoT"), to capture the growth in the adoption of the such technologies and help our customers accelerate their digital transformations.
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

Latin America
For the years ended December 31, 2020 and 2019, revenue generated by our Latin America segment was $5,843 million and $5,964 million, respectively.
We provide mobile services in eight countries in Latin America. As of December 31, 2020, we had a total of 41.7 million Mobile customers, a 4.7% increase from December 31, 2019 mainly due to new customers as we have upgraded our networks in several countries including Colombia, El Salvador and Panama.
As of December 31, 2020, our Cable business had a network that passed 12.2 million homes and had 4.5 million customer relationships in Latin America, a 4.7% increase from December 31, 2019 mainly due to increased demand for broadband services during the COVID-19 pandemic.
An important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. As of December 31, 2020, our HFC network passed 11.9 million homes, a 3.7% increase from December 31, 2019 (11.5 million), and had 3.7 million customer relationships, an 8.0% increase from December 31, 2019.
The following chart shows the relative revenue generation of each country in our Latin America segment for 2020:

The Millicom Group’s Latin America Mobile, Broadband, and Pay-TV Operations(1)_______________

Guatemala
#1 of 2 in Mobile
#2 of 2 in Broadband
#1 of 2 in PayTv
El Salvador
#1 of 4 in Mobile
#2 of 2 in Broadband
#2 of 2 in PayTv
Costa Rica
#3 of 4 in Broadband
#2 of 4 in PayTv
Panama
#1 of 4 in Mobile
#1 of 2 in Broadband
#1 of 2 in PayTv
Bolivia
#2 of 3 in Mobile
#1 of 4 in Broadband
#1 of 3 in PayTv
Honduras
#1 of 3 in Mobile
#1 of 3 in Broadband
#1 of 3 in PayTv
Nicaragua
#1 of 2 in Mobile
#3 of 3 in Broadband
#3 of 4 in PayTv
Colombia
#3 of 5 in Mobile
#2 of 4 in Broadband
#2 of 5 in PayTv
Paraguay
#1 of 4 in Mobile
#1 of 4 in Broadband
#1 of 5 in PayTv

(1)    The data presented here is based on subscriber numbers as of December 31, 2020 and reflects the Millicom Group’s experience and our investigation of market conditions. The number of market players in each country is based on large network operators only and excludes minor players, based on total market share by subscribers. The Millicom Group has minority partners in jurisdictions which include: Colombia (50%), Honduras (33%), Guatemala (45%) and Panama (20%).
Bolivia
We provide Mobile and Cable and other fixed services through Telefonica Celular de Bolivia S.A. (“Telecel Bolivia”), which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.
Mobile: As of December 31, 2020, we served 3.9 million subscribers and were the second largest provider of Mobile services in Bolivia, as measured by total subscribers.
Cable and other fixed: As of December 31, 2020, we were the largest provider of broadband and pay-TV services in Bolivia, as measured by subscribers, and we had 564 thousand customer relationships. We offer broadband services through HFC, and we provide pay-TV primarily through HFC and DTH in Bolivia. We also offer pay-TV services through Multichannel Multipoint Distribution Service (“MMDS”), but we have been gradually migrating our MMDS customers to HFC, which allows us to provide a better customer experience and to generate additional revenue from each customer we upgrade to HFC.
Colombia
We provide Mobile and Cable and other fixed services in Colombia through UNE, in which we own a 50% plus one voting share interest and Colombia Móvil S.A., which is a wholly-owned subsidiary of UNE. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014.
Mobile: As of December 31, 2020, we served 10.0 million subscribers and were the third largest provider of Mobile services in Colombia, as measured by subscribers.

Cable and other fixed services: Tigo is one of the principal digital cable operators in Colombia. As of December 31, 2020, we were the second largest provider of pay-TV and broadband internet services in Colombia, as measured by subscribers, with 1.7 million customer relationships. We have been investing heavily to expand the reach of our HFC network and to upgrade our copper network to HFC. By extending the reach of our HFC network in areas historically served by our copper network, we can gradually migrate our copper customers onto our HFC network, thus significantly enhancing the customer experience by expanding the range of products and services they can choose from, including the availability of faster broadband speeds. In Colombia, we also use DTH to provide pay-TV services to customers located outside of our HFC network coverage area.
Costa Rica
We provide Cable and other fixed services in Costa Rica through Millicom Cable Costa Rica S.A. (“Tigo Costa Rica”), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country.
Cable and other fixed services: As of December 31, 2020, we had 239 thousand customer relationships and we were the largest provider of pay-TV and the third largest provider of broadband internet services in Costa Rica, as measured by subscribers.
El Salvador
We provide Mobile and Cable and other fixed services in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly-owned by the Millicom Group. We have operated in El Salvador since 1993.
Mobile: As of December 31, 2020, we served 2.7 million subscribers and were the largest provider of Mobile services in El Salvador as measured by subscribers.
Cable and other fixed services: Telemóvil is a leading cable operator in El Salvador. As of December 31, 2020, we were the second largest provider of pay-TV and the second largest provider of broadband internet services, as measured by subscribers, with a total of 273 thousand customer relationships.
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
Mobile: As of December 31, 2020, we provided Mobile services to 11.4 million customers and were the largest provider of mobile services in Guatemala, as measured by subscribers.
Cable and other fixed services: As of December 31, 2020, our joint venture was the largest provider of pay-TV and the second largest provider of broadband internet services in Guatemala, as measured by subscribers, and it served 606 thousand customer relationships with both its HFC network and DTH services.
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
Mobile: As of December 31, 2020, we served 4.6 million Mobile subscribers, and we were the largest provider of Mobile services, as measured by subscribers.
Cable and other fixed services: As of December 31, 2020, we were the second largest provider of pay-TV and the largest provider of broadband internet services, as measured by subscribers, with 176 thousand customer relationships. We offer triple-play services (cable TV, internet and fixed telephone) using our HFC network in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our HFC network. We continue to invest to expand and upgrade the capacity of our HFC network in Honduras.
Nicaragua
In 2019, we purchased Telefonía Celular de Nicaragua, S.A. ("Telefonía Nicaragua"), the leading provider of Mobile services in the country, based on the number of subscribers. As of December 31, 2020, we served 3.5 million mobile subscribers.

Prior to 2019, we had a very small presence in Nicaragua, where we provided mostly B2B fixed services. Since 2018 we also provide Cable services to a small but rapidly-growing customer base.
Panama
We provide Mobile and Cable and other fixed services in Panama through Cable Onda S.A., which is 80% owned by the Millicom Group with the remaining 20% owned by our local partners. We have operated in Panama since our acquisition of Cable Onda in December 2018. Cable Onda and its predecessor companies began operating in Panama in 1982, and the company was the first to provide pay-TV services in the country. In 2019, our Cable Onda subsidiary acquired Grupo de Comunicaciones Digitales S.A. (formerly Telefonica Moviles Panama, S.A.) and started to provide Mobile services.
Mobile: As of December 31, 2020, we had 2.0 million Mobile subscribers, and we were the largest provider of Mobile services in Panama, as measured by total mobile subscribers.
Cable and other fixed services: As of December 31, 2020, we had 463 thousand customer relationships and we were the largest provider of pay-TV and the largest provider of broadband internet services in Panama, as measured by subscribers.
Paraguay
We provide Mobile and Cable and other fixed services in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefonica Celular del Paraguay S.A. (“Telecel Paraguay”). We have operated in Paraguay since 1992.
Mobile: As of December 31, 2020, we had 3.6 million Mobile subscribers, and we were the largest provider of Mobile services in Paraguay, as measured by total mobile subscribers.
Cable and other fixed services: We are the largest provider of pay-TV and broadband internet services in Paraguay as measured by subscribers. As of December 31, 2020, we had 452 thousand customer relationships with our HFC network, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our HFC network, and we use our DTH license to offer pay-TV in areas not reached by our HFC network. We offer residential broadband internet services mostly using our HFC network, but we also employ fixed wireless technology to provide service beyond the reach of our HFC network. We have exclusive rights to broadcast Paraguay’s national league championship games through 2023, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2023.
Africa
For the year ended December 31, 2020, the revenue generated by our Africa segment, which consists of our operations in Tanzania, was $366.5 million. For the year ended December 31, 2019, the revenue generated by our Africa segment was $381.9 million.
As of December 31, 2020, we had 13.1 million Mobile customers in Africa. In addition to the African market described below, we own a 50% interest in a joint venture with Bharti Airtel that provides mobile services in Ghana. We do not consider our Ghana joint venture to be a strategic part of our Group.
Tanzania
We provide mostly Mobile services in Tanzania primarily through MIC Tanzania plc ("Tigo Tanzania"), a 98.5% owned subsidiary of the Millicom Group. We have operated in Tanzania since 1994.
On October 22, 2015, we acquired 85% of Zanziber Telecommunications Ltd ("Zantel"), a telecommunications provider operating mainly in Zanzibar, a semi-autonomous region of Tanzania. In 2019, we received approval to combine Tigo Tanzania and Zantel whereby Tigo Tanzania acquired 15% of the remaining shares in Zantel for a consideration representing 1.5% of its own share capital. As a result, the Group's ownership in Tigo Tanzania reduced from 100% to 98.5%, and is now also to 98.5% in Zantel (indirectly).
The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. We are currently planning for the IPO of our Tanzanian operation pursuant to the legislation. We have filed a draft prospectus with the Tanzania Capital Market and Securities Authority and the Regulator has since requested that we retain an underwriter to ensure the success of the IPO. Together with its investment bank advisers, we are seeking an underwriter active in the Tanzanian and Eastern African markets, a process currently underway. There can be no guarantee if or when such IPO may occur, or the ownership share of our Tanzanian operation that we may sell in the IPO.
Mobile: As of December 31, 2020, Tigo Tanzania had 13.1 million subscribers, including Zantel, and we were the second largest mobile provider in Tanzania, as measured by subscribers.
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
Changes in regulation can sometimes impose new burdens on the telecommunications industry and have a material impact on our business and on our financial results. For example, regulators in our markets periodically require that we reduce the interconnection fees that we charge other telecom operators to terminate voice traffic on our network. At times, such measures can have a material adverse effect on our overall results of operation. For example, in Honduras, beginning in January 2019, mobile interconnection charges were reduced by 25%. Also in 2019, new regulation enacted in El Salvador regarding the rollover of voice and data traffic affected the Company's revenues. In 2020, in light of the COVID-19 pandemic, governments in several of our markets prohibited the disconnection of customers with past due accounts for an extended period, which impacted our revenues and collections.
The mobile services we provide require the use of spectrum, for which we have various licenses in each country where we provide mobile services. Spectrum licenses have expiration dates that typically range from 10 to 20 years. Historically, we have been able to renew our licenses upon expiration by agreeing to pay additional fees. We generally expect to continue to renew our current licenses as they expire, and we expect to acquire new spectrum licenses as they become available in the future.
The table below summarizes our most important current spectrum holdings by country for the Latin America region:

Country	Spectrum	Blocks	Expiration date
Bolivia	700MHz	2x12MHz	2028
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Colombia	700MHz	2x20MHz	2040
Colombia	AWS	2x15MHz	2023
Colombia	1900MHz	2x5MHz	2029
Colombia	1900MHz	2x2.5MHz	2021
Colombia	1900MHz	2x20MHz	2023
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	AWS	2x25MHz	2040
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2028
Guatemala	850MHz	2x24MHz	2032
Guatemala	2600MHz	2x10MHz	2032
Guatemala	2600MHz	1x25 MHz	2033
Guatemala	2600MHz	1x3.3 MHz	2034
Honduras	850MHz	2x25MHz	2028
Honduras	AWS	2x20MHz	2028
Nicaragua	700MHz	2x20MHz	2023
Nicaragua	850MHz	2x12.5MHz	2023
Nicaragua	1900MHz	2x30MHz	2023
Nicaragua	AWS	2x20MHz	2023
Panama	700MHz	2x10MHz	2036
Panama	850MHz	2x12.5MHz	2036
Panama	1900MHz	2x10MHz	2036
Paraguay	850MHz	2x12.5MHz	2021
Paraguay	700MHz	2x15MHz	2023
Paraguay	AWS	2x15Mz	2021
Paraguay	1900MHz	2x15MHz	2022

Below, we provide further regulatory details in respect of certain of our countries of operation in Latin America.
Bolivia: We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2030, and cable and VOIP and internet authorizations until 2028.
Colombia: Colombia Móvil has three separate nationwide spectrum licenses in the 1900 MHz band. In June 2013, Colombia Móvil, acquired spectrum in the AWS (1700/2100 MHz) band, which we use to offer 4G services. In order to reduce the cost and accelerate the deployment of the 4G network, we entered into a network sharing agreement with our competitor, Telefónica Colombia. Colombia Móvil also has an indefinite license (Habilitación General) that allows the company to offer several nationwide telecommunication services. In August 2019, the President of Colombia sanctioned the Law of Modernization of the Information Technology and Communications sector which, among other changes, changed the duration of spectrum permits from 10 to 20 years. During 2019, the regulator announced the auction of the 700MHz, 1900MHz and 2500MHz bands, which took place in December 2019, and through which we were awarded the right to use two blocks of 20 MHz in the 700 MHz band. In 2019, our cable TV license was successfully migrated to the General Authorization to provide telecommunication services in Colombia, in accordance with the new law.
Costa Rica: We hold two cable licenses which expire in 2029 and a license to operate telecommunications services which expires in 2024.
El Salvador: In 2017 and 2018, Telemóvil successfully renewed all of its spectrum licenses. In December 2019, the regulator completed an auction for AWS spectrum in which we acquired 5 blocks totaling 2x25MHz of bandwidth.
Guatemala: Comcel operates a nationwide mobile network, and it holds spectrum licenses that expire in 2034. In recent years, the regulator has discussed the possibility of auctioning additional spectrum and the government recently announced its intent to move forward with an auction in the 700MHz band during 2021, but specific plans have not yet been announced.
Honduras: Celtel owns spectrum licenses in the 850 MHz and AWS bands, and these expire in 2028. The Honduran government is planning a multi-band spectrum auction of frequencies in the 700 MHz, 900 MHz and 2500 MHz bands. The auction has been delayed several times since its approval in 2016, most recently due to the COVID-19 pandemic. Exact terms and timing are still uncertain, but it could potentially take place during latter half of 2021.
Panama: We hold six telephone licenses that expire in 2022, two cable TV licenses that expire in 2024, a radio license that expires in 2025 and two commercial data transmission license and an Internet for public access license that expire in 2038.
Paraguay: We own licenses for four blocks of spectrum in Paraguay to provide mobile services, and these give us access to low, mid, and high frequencies, which provide an optimal mix to allow us to offer high-quality network coverage and give us the ability to increase network capacity to meet growing traffic demand needs.
Below, we provide further regulatory details in respect of our operations in Africa.
Tanzania: Millicom Tanzania has licenses for national and international network facilities services that expire in 2032, national and international network services licenses that expire in 2032 and 2035, respectively, and licenses for national and international application services that expire in 2022 and 2020, respectively. In 2019, Millicom Tanzania purchased the right to use 2x10 MHz of spectrum in the 800 MHz band for a period of 15 years and this is currently being used to offer 4G services. Zantel has licenses for national and international network facilities and national and international network services that expire in 2031 and national and international application licenses that expire in 2026. Zantel also has a radio frequency spectrum license authorizing the use of 900,1800 and 2100 spectrum that expires in 2031. Following the acquisition of Zantel by Millicom Tanzania, an application has been made to merge the licenses so they are co-terminus.
Trademarks and licenses
We own or have rights to some registered trademarks in our business, including Tigo®, Tigo Business®; Tigo Sports®, Mi Tigo®,, Tigo Shop®,, Tigo Money®, Tigo OneTv ®, Cable Onda®, Zantel®, Millicom® and The Digital Lifestyle®, among others. Under a number of trademark license agreements and letters of consent, certain operating subsidiaries are authorized to use the Tigo and Millicom trademarks under the applicable terms and conditions.

C.    Organizational Structure
The parent company, Millicom International Cellular S.A. ("MIC S.A."), is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S.A.’s main subsidiaries as of December 31, 2020:

Entity	Country	Activity	Ownership Interest* (%)
Latin America
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, MFS, Cable, DTH	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, MFS, Cable	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, PayTV	100
Cable Onda S.A.	Panama	Cable, PayTV, Internet, DTH, Fixed-line	80
Grupo de Comunicaciones Digitales S.A. (formerly Telefonica Moviles Panama, S.A.)	Panama	Mobile	80
Telefonia Cellular de Nicaragua S.A.	Nicaragua	Mobile	100
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share
UNE EPM Telecomunicaciones S.A.	Colombia	Fixed-line, Internet, PayTV, Mobile	50-1 share
Edatel S.A. E.S.P.	Colombia	Fixed-line, Internet, PayTV, Cable	50-1 share
Africa
MIC Tanzania Public Limited Company	Tanzania	Mobile, MFS	98.5
Zanzibar Telecom Limited	Tanzania	Mobile, MFS	98.5
Unallocated
Millicom International Operations S.A.	Luxembourg	Holding Company	100
Millicom International Operations B.V.	Netherlands	Holding Company	100
Millicom LIH S.A.	Luxembourg	Holding Company	100
MIC Latin America B.V.	Netherlands	Holding Company	100
Millicom Africa B.V.	Netherlands	Holding Company	100
Millicom Holding B.V.	Netherlands	Holding Company	100
Millicom International Services LLC	USA	Services Company	100
Millicom Services UK Ltd	UK	Services Company	100
Millicom Spain S.L.	Spain	Holding Company	100
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the three entities
In addition, we provide services in Guatemala primarily through Comcel, a joint venture in which MIC S.A. indirectly holds a 55% equity interest. In Honduras, we provide services through Celtel, a joint venture in which MIC S.A. indirectly holds a 66.67% equity interest. In both Guatemala and Honduras, we entered into our joint ventures at inception of these businesses in the 1990s. At that time, Millicom had limited sources of capital and was investing heavily to deploy mobile operations in many countries around the world; these partners provided local market expertise and reduced Millicom’s overall capital needs. Despite the fact that Millicom owns more than 50% of the shares of these entities and has the right to nominate a majority of the directors of each of these entities, all decisions taken by the boards or the shareholders of these companies must be taken by a super majority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over either entity.
We also own a 50% interest in Bharti Airtel Ghana Holdings B.V, a joint venture with Bharti Airtel to provide mobile services in Ghana. We entered into our joint venture in Ghana in 2017, when we agreed to combine our operations with those of Bharti Airtel, with the objective of gaining scale and to improve both our competitiveness and the profitability of our business in that country. Millicom has the right to nominate half of the directors of this joint venture, but as with the other joint ventures all decisions taken by the board or the shareholders must be taken by a super majority vote.

D.    Property, Plant and Equipment
Overview
We own, or have the right to access and use through long-term leases, telecommunications sites and related infrastructure and equipment in all of our markets. In addition, we own, or have the right to access and use through long-term finance leases, tower space, warehouses, office buildings and related telecommunications facilities in all of our markets. We are also party to several site sharing agreements whereby we share our owned telecommunications sites and related infrastructure and equipment, or lease such property from our counterparties in an effort to maximize the use of telecommunications sites globally. Our leased properties are owned by private individuals, corporations and / or sovereign states.
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
The table below summarizes certain key terms of these transactions and their impact on the Millicom Group for the years ended December 31, 2018 and 2019. There were no transactions in 2020.

	Paraguay	Colombia	El Salvador
Signature date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,411	1,207	811
Total number of towers transferred as of December 31, 2020	1,411	960	547
Expected total cash proceeds ($ millions)	127	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	74
Cash proceeds received in 2019 ($ millions)	11	8	3
Gain on sale recognized in 2017 ($ millions) (Note B.2)	26	37	—
Gain on sale recognized in 2018 ($ millions) (Note B.2)	15	13	33
Gain on sale recognized in 2019 ($ millions) (Note B.2)	—	3	2
For additional information, see note E.3. to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2020, 2019 and 2018, and the notes thereto, included elsewhere in this Annual Report.
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
•    Macro and socio-demographic factors that affect demand for and affordability of our services, such as consumer confidence and expansion of the middle class, as well as foreign currency exchange volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class makes our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and produce more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers; in this respect see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”
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
•COVID-19. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity during 2020. According to data compiled by the University of Oxford, the government-imposed lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily and a majority of our markets experienced very sharp reductions in mobility during 2020. These lockdowns immediately impacted our prepaid mobile business, which suffered a sharp decline, followed by a rapid recovery as the lockdowns eased. In our subscription businesses, the revenue erosion was more gradual than in mobile prepaid, and the recovery has also been more gradual. Finally, revenue from our B2B services has eroded gradually since the onset of the pandemic, as many small and mid-sized business struggle to cope with the health and economic crisis.

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

On May 16, 2019, we acquired 100% of Telefonía Celular de Nicaragua, S.A., the number one mobile operator in Nicaragua, adding to our existing cable operations. Since the closing date, we have controlled and therefore fully consolidated Telefonía Celular de Nicaragua, S.A. For the year ended December 31, 2019, Telefonía Celular de Nicaragua, S.A. contributed $144 million of revenue and a net profit of $5 million.
On August 29, 2019, we acquired 100% of Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.), the leading mobile operator in the Panama. The acquisition was made through Millicom's subsidiary, Cable Onda, the leading cable operator in the country. Since the closing date, we have controlled and therefore fully consolidated Grupo de Comunicaciones Digitales S.A., with a 20% non-controlling interest. For the year ended December 31, 2019, Telefónica Móviles Panamá, S.A. contributed $80 million of revenue and a net profit of $6 million.
On May 2, 2020, Millicom announced that it had terminated the Share Purchase Agreement in relation to the acquisition of the entire capital of Telefónica de Costa Rica TC, S.A.. The aggregate purchase price for the Telefonica Panama and Nicaragua Acquisitions was therefore $1.08 billion, which have been subject to purchase price adjustments. For additional information, see notes G.3.1. and A.1.2. to our audited consolidated financial statements included elsewhere in this Annual Report.
On December 13, 2018, we acquired a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. Pursuant to the terms of the Stock Purchase Agreement, the transaction closed for cash consideration of $956 million in addition to which Millicom assumed Cable Onda’s debt obligations, including the Corporate Bonds, of which the aggregate principal amount outstanding was $185 million as at the acquisition date, as well as other indebtedness. Since the closing date, we have controlled and therefore fully consolidated Cable Onda in our financial statements with a 20% non-controlling interest. See note C.7.4 to our audited consolidated financial statements for additional details regarding our Cable Onda call and put options.
In the years ended December 31, 2020 and 2019, the Group also completed certain other minor additional acquisitions. See note A.1.2. to our audited consolidated financial statements for additional details regarding our acquisitions and the accounting treatment thereof.
Discontinued operations
As a result of the merger of our business in Ghana with another business, and the resulting change in ownership, as well as the sale of our businesses in Senegal, Rwanda and the Democratic Republic of Congo (“DRC”), those businesses had each been classified as assets held for sale (respectively on September 28, 2017, February 2, 2017, January 23, 2018 and February 8, 2016), and their results had been classified as discontinued operations for all periods presented in our consolidated financial statements included herein. For additional details on our discontinued operations, see notes A.4. and E..3. to our audited consolidated financial statements.
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

IFRS 16 adoption
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
For additional details on the Guatemala and Honduras joint ventures, see note A.2. to our audited consolidated financial statements.
Comcel, our principal Guatemala joint venture company in which we hold a 55% ownership interest but which we do not control, met the income threshold as a significant investee accounted for by the equity method for purposes of Rule 3-09 of Regulation S-X for the years ended December 31, 2020, 2019 and 2018.  The financial statements for Comcel are included in Exhibit 99.1 to this Annual Report.
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

Mobile customers by segment

	As of December 31,
	2020	2019	2018
	(in thousands, except where noted)
Latin America	41,734	39,846	33,691
of which are 4G customers	18,243	15,398	10,487
Mobile customer ARPU (in U.S. dollars)	$6.7	$7.3	$7.9
Africa	13,111	12,686	12,724
of which are 4G customers	1,447	865	456
Mobile customer ARPU (in U.S. dollars)	$2.3	$2.5	$2.6
Mobile customers by country in our Latin America segment

	As of December 31,
	2020	2019	2018
	(in thousands)
Bolivia	3,920	3,716	3,604
Colombia	10,025	9,421	8,601
El Salvador	2,685	2,564	2,590
Guatemala	11,416	10,817	10,941
Panama	1,957	1,766	—
Honduras	4,620	4,639	4,678
Nicaragua	3,493	3,427	—
Paraguay	3,618	3,496	3,278
Mobile customers by country in our Africa segment

	As of December 31,
	2020	2019	2018
	(in thousands)
Tanzania (incl. Zantel)	13,111	12,686	12,724

Home customers in our Latin America segment

	As of December 31,
	2020	2019	2018
	(in thousands, except where noted)
Total homes passed	12,229	11,842	11,008
Total customer relationships	4,545	4,341	4,133
HFC homes passed	11,888	11,460	10,562
HFC customer relationships	3,733	3,456	3,103
HFC RGUs	7,602	6,948	6,203
HFC broadband internet RGUs	3,356	2,994	2,612
HFC pay TV RGUs	2,933	2,808	2,609
HFC telephony RGUs	1,313	1,147	982
Home ARPU (in U.S. dollars)	$27.9	$29.3	$28.1

Results of operations
We have based the following discussion on our consolidated financial statements included elsewhere in this Annual Report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting comparability of prior periods.”
Consolidated results of operations for the years ended December 31, 2020 and 2019
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage Change
	2020	2019
	(U.S. dollars in millions, except percentages)
Revenue	4,171	4,336	(3.8)%
Cost of sales	(1,171)	(1,201)	(2.5)%
Gross profit	3,000	3,135	(4.3)%
Operating expenses	(1,505)	(1,604)	(6.2)%
Depreciation	(890)	(825)	7.9%
Amortization	(318)	(275)	15.6%
Share of profit in our joint ventures in Guatemala and Honduras	171	179	(4.4)%
Other operating income (expenses), net	(12)	(34)	(65.8)%
Operating profit	446	575	(22.4)%
Interest and other financial expenses	(624)	(564)	10.8%
Interest and other financial income	13	20	(31.3)%
Other non-operating (expenses) income, net	(106)	227	NM
Loss from other joint ventures and associates, net	(1)	(40)	(98.5)%
Profit before taxes from continuing operations	(271)	218	NM
Charge for taxes, net	(102)	(120)	(15.5)%
Profit for the year from continuing operations	(373)	97	NM
Profit (loss) for the year from discontinued operations, net of tax	(12)	57	NM
Net profit (loss) for the year	(385)	154	NM

Revenue
Revenue decreased by 3.8% for the year ended December 31, 2020 to $4,171 million from $4,336 million for the year ended December 31, 2019. The decrease in revenue was primarily due to lower commercial activity as a result of the COVID-19 pandemic, weaker currencies in some of our markets, and was partially offset by the full year contribution of the mobile acquisitions in Nicaragua and Panama, which were acquired in May of 2019 and August of 2019, respectively.
Colombia represented over 32%, Paraguay, Bolivia and Panama each represented between 13% and 14%, and no other country represented more than 10% of our consolidated revenue in 2020 and 2019. Panama experienced the highest relative increase in revenues of $110 million, as a result of the acquisition of the mobile business in August of 2019. Revenue in Nicaragua increased by $63 million due to the acquisition of the mobile business in May of 2019. Revenue in El Salvador increased by 0.6% due to strong prepaid mobile results in the fourth quarter of 2020. Revenue declined by 8.6% in Bolivia due to lower commercial activity as a result of the lockdowns in the country. Revenue decreased by 10.8% in Paraguay and by 12.2% in Colombia due to lower commercial activity as a result of the lockdowns in those markets as well as due to a weaker average FX rate for the Paraguayan guarani and the Colombian peso.

Cost of sales
Cost of sales decreased by 2.5% for the year ended December 31, 2020 to $1,171 million from $1,201 million for the year ended December 31, 2019. The decrease was commensurate with the decline in revenue.
Operating expenses
Operating expenses decreased by 6.2% for the year ended December 31, 2020 to $1,505 million from $1,604 million for the year ended December 31, 2019. The decrease was mainly due the decline in revenue as well as cost saving initiatives implemented to mitigate the impact of COVID-19 on our financial performance.
Depreciation
Depreciation increased by 7.9% for the year ended December 31, 2020 to $890 million from $825 million for the year ended December 31, 2019. The increase was mainly due to the full year consolidation of our operations in Panama and Nicaragua.
Amortization
Amortization increased by 15.6% for the year ended December 31, 2020 to $318 million from $275 million for the year ended December 31, 2019. The increase was mainly related to the full year contribution of our acquisitions in Panama and Nicaragua, accelerated amortization of some brands in the Cable Onda acquisition in Panama, and our spectrum purchase in Colombia.
Share of profit in our joint ventures in Guatemala and Honduras
Share of profit in our joint ventures in Guatemala and Honduras decreased by 4.4% for the year ended December 31, 2020 to $171 million from $179 million for the year ended December 31, 2019. The decrease was mainly due to a decline in the net profits generated in both Guatemala and Honduras. In Guatemala, the decrease in net profits came mostly from a one-time charge related to the redemption of the Comcel 2024 Notes, and increased tax provision in the year ended December 31, 2020. In Honduras, the decrease in net profit in the year ended December 31, 2020 was mainly due to the impact of the COVID-19 pandemic on revenue.
Other operating income (expenses), net
Other operating income (expenses), net, decreased by $23 million for the year ended December 31, 2020 to an expense of $12 million from an expense of $34 million for the year ended December 31, 2019. The expense for the year ended December 31, 2020 reflects the impairment of a loan to a joint venture offset by gains from disposal in equity investments.
Interest and other financial expenses
Interest and other financial expenses increased by 10.8% for the year ended December 31, 2020 to $624 million from $564 million for the year ended December 31, 2019. The increase was mainly due to accrued interest on spectrum purchased in Colombia in December 2019 as well as bond redemption fees related to a MICSA bond.
Interest and other financial income
Interest and other financial income decreased by 31.3% for the year ended December 31, 2020 to $13 million from $20 million for the year ended December 31, 2019. The decrease was mainly due to lower average cash and cash equivalents balances during 2020 as compared to 2019.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net decreased by $333 million for the year ended December 31, 2020 to an expense of $106 million from an income of $227 million for the year ended December 31, 2019. The expense for the year ended December 31, 2020, was mainly due to foreign exchange losses and the mark to market of our equity investments in Jumia and Helios Towers, while the income for the year ended December 31, 2019 was mainly due to a gain from the disposal on Jumia and Helios Towers.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net decreased by 98.5% for the year ended December 31, 2020 to a loss of $1 million from a loss of $40 million for the year ended December 31, 2019. For the year ended December 31, 2020 the loss was mostly related to our results in Ghana. For the year ended December 31, 2019, the loss was mainly due to the derecognition of Jumia as investment in associates.

Charges for taxes, net
Charges for taxes, net decreased by 15.5% for the year ended December 31, 2020 to $102 million from $120 million for the year ended December 31, 2019. The decrease was mainly due to lower profitability and higher deferred tax credit as of December 31, 2020 compared to December 31, 2019.
The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations. We also have net losses mainly in our corporate entities that reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carry-forwards.
Net profit (loss) for the year
Net profit (loss) for the year decreased by $539 million for the year ended December 31, 2020 to a net loss of $385 million from a net profit of $154 million for the year ended December 31, 2019. Profit (loss) for the year from continuing operations decreased by $470 million for the year ended December 31, 2020 to a loss of $373 million from a profit of $97 million for the year ended December 31, 2019 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax decreased by $69 million for the year ended December 31, 2020 to a loss of $12 million from a profit of $57 million for the year ended December 31, 2019 reflecting adjustments to the sales of Chad and Senegal.
Segment results of operations for the years ended December 31, 2020 and 2019
Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “—Our segments” above.
As from January 1, 2020, Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA. In order to facilitate comparisons of December 31, 2020 figures with prior periods, comparative figures have been re-presented to conform with this new segment EBITDA reporting.
The following table sets forth certain segment data, which has been extracted from note B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	Year ended December 31,
	2020		2019		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,220	357	3,258	372	(1.1)%	(4.0)%
Cable and other fixed services revenue	2,097	8	2,197	9	(4.5)%	(5.7)%
Other revenue	60	1	60	1	(0.5)%	34.1%
Service revenue	5,377	366	5,514	382	(2.5)%	(4.0)%
Telephone and equipment revenue	466	—	449	—	3.7%	NM
Revenue	5,843	366	5,964	382	(2.0)%	(4.0)%
Operating profit	803	36	980	19	(18.1)%	87.0%
Add back:
Depreciation and amortization	1,561	89	1,435	99	8.8%	(10.4)%
Other operating income (expenses), net	(5)	—	2	(2)	NM	(93.5)%
EBITDA	2,360	125	2,418	117	(2.4)%	6.9%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment (i):

	December 31		Percentage Change
	2020	2019
	(U.S. dollars in millions, except percentages)
Colombia	1,346	1,532	(12.2)%
Guatemala	1,503	1,434	4.8%
Panama	585	475	23.3%
Paraguay	544	610	(10.8)%
Honduras	552	594	(7.0)%
Bolivia	584	639	(8.6)%
El Salvador	389	387	0.6%
_____________

(i)    The revenue figures above are shown before intercompany eliminations.
Segment revenue
Revenue of our Latin America segment decreased by 2.0% for the year ended December 31, 2020 to $5,843 million from $5,964 million for the year ended December 31, 2019. The decrease in revenue was due to a decrease in our service revenue. The decrease in our service revenue was due to lower commercial activity as a result of the COVID-19 pandemic, as well as a negative impact from weaker foreign exchange rates in some of the countries where we operate including Colombia and Paraguay, offset by the full year contribution of our mobile assets in Nicaragua and Panama, which were acquired during 2019.
Following the disposal of our Chad operations during 2019, our Africa segment operations now consist of Tanzania, including Zantel. Revenue of our Africa segment decreased by 4.1% for the year ended December 31, 2020 to $366 million from $382 million for the year ended December 31, 2019. The decrease was mainly due to the impact of lower commercial activity as a result of the COVID-19 pandemic.
Segment operating profit
Operating profit of our Latin America segment decreased by 18.1% for the year ended December 31, 2020 to $803 million from $980 million for the year ended December 31, 2019. The decrease was primarily attributable to revenue decline, increased depreciation and amortization impacted by the full-year consolidation of our acquisitions in Nicaragua and Panama as well as accelerated amortization of a brand from our cable purchase in Panama and our spectrum purchase in Colombia as well as increased interest expense as a result of the accrual of spectrum in Colombia and fees related to the Comcel bond redemption in Guatemala.
Operating profit of our Africa segment increased by 87.0% for the year ended December 31, 2020 to $36 million from $19 million for the year ended December 31, 2019. The increase was mainly due to a $21 million fine that impacted operating profit as of December 31, 2019.
Segment EBITDA
Segment EBITDA is segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management and is further detailed in note B.3. Segment Information in the audited consolidated financial statements.
EBITDA of our Latin America segment decreased by 2.4% for the year ended December 31, 2020 to $2,360 million from $2,418 million for the year ended December 31, 2019. The decrease was attributable to lower commercial activity during the year. Using the same definition used for organic growth for service revenue and revenue in the section “Other Financial Data”, having deducted the 3.8 percentage points positive impact of mobile Panama and Nicaragua acquisitions (which were acquired during 2019), added the 3.5 percentage points negative impact of foreign currency fluctuations between the periods, and deducted 1.0 percentage points of other impacts resulting from the net effect of small differences that result from calculating organic growth using different baselines for each period, EBITDA of our Latin America segment would have declined by 3.7%.
EBITDA of our Africa segment increased by 6.9% for the year ended December 31, 2020 to $125 million from $117 million for the year ended December 31, 2019.
Consolidated results of operations for the years ended December 31, 2019 and 2018
The following table sets forth certain consolidated statement of income data for the periods indicated:

	December 31		Percentage Change
	2019	2018 (i)
	(U.S. dollars in millions, except percentages)
Revenue	4,336	3,946	9.9%
Cost of sales	(1,201)	(1,117)	7.5%
Gross profit	3,135	2,829	10.8%
Operating expenses	(1,604)	(1,616)	(0.8)%
Depreciation	(825)	(662)	24.5%
Amortization	(275)	(140)	95.9%
Share of profit in the joint ventures in Guatemala and Honduras	179	154	16.0%
Other operating income (expenses), net	(34)	75	NM
Operating profit	575	640	(10.1)%
Interest and other financial expenses	(564)	(367)	53.7%
Interest and other financial income	20	21	(4.6)%
Other non operation income/expenses	227	(39)	NM
Profit (loss) from other joint ventures and associates, net	(40)	(136)	(70.3)%
Profit (loss) before taxes from continuing operations	218	119	82.6%
Tax (charge) credit, net	(120)	(112)	7.2%
Profit (loss) from continuing operations	97	7	NM
Profit (loss) from discontinued operations, net of tax	57	(33)	NM
Net profit (loss) for the period	154	(26)	NM
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
Depreciation
Depreciation increased by 24.5% for the year ended December 31, 2019 to $825 million from $662 million for the year ended December 31, 2018. The increase was mainly due to the adoption of IFRS 16, which increased depreciation by $109 million compared to what it would have been if we had continued to follow IAS 17 in the year ended December 31, 2019, and the acquisition of our operations in Panama and Nicaragua, which increased depreciation, partially offset by a reduction in depreciation due to weaker currencies, particularly in Colombia and Paraguay.
Amortization
Amortization increased by 95.9% for the year ended December 31, 2019 to $275 million from $140 million for the year ended December 31, 2018. The increase was mainly related to our acquisitions in Panama and Nicaragua, which increased amortization by $129 million for the year ended December 31, 2019.
Share of profit in our joint ventures in Guatemala and Honduras
Share of profit in our joint ventures in Guatemala and Honduras increased by 16.0% for the year ended December 31, 2019 to $179 million from $154 million for the year ended December 31, 2018. The increase was mainly due to growth of the net profits generated in both Guatemala and Honduras. In Guatemala, the increase in net profits came mostly from increased revenue, lower operating expenses due to lower general and administrative costs during the year, and lower levels of foreign exchange losses in the year ended December 31, 2019. In Honduras, the increase in net profit was mainly due to an increase in revenues as well as lower levels of foreign exchange losses in the year ended December 31, 2019.
Other operating income (expenses), net
Other operating income (expenses), net decreased by $110 million for the year ended December 31, 2019 to an expense of $34 million from an income of $75 million for the year ended December 31, 2018. The expense for the year endedDecember 31, 2019 was mainly due to a loss from the disposal of equity investments, while the income for the year ended December 31, 2018 was mainly due to gains registered from the sale of towers in El Salvador, Paraguay and Colombia.
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
Other non-operating (expenses) income, net
Other non-operating (expenses) income, increased by $266 million for the year ended December 31, 2019 to an income of $227 million from an expense of $39 million for the year ended December 31, 2018. The increase largely reflects a non-cash net loss of $38 million related to the revaluation of our stake in Jumia, which completed an initial public offering during 2019 and which had been accounted for as a financial asset at fair value and is offset by a net gain of $312 million related to the gain from disposal and revaluation of our stake in Helios Towers Africa, which also completed an initial public offering during 2019, and which is accounted for as a financial asset at fair value.
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
Net profit (loss) for the year
Net profit (loss) for the year increased by $180 million for the year ended December 31, 2019 to a profit of $154 million from a loss of $26 million for the year ended December 31, 2018. Profit (loss) for the year from continuing operations increased by $90 million for the year ended December 31, 2019 to a profit of $97 million from a profit of $7 million for the year ended December 31, 2018 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax increased by $90 million for the year ended December 31, 2019 to a profit of $57 million from a loss of $33 million for the year ended December 31, 2018. The increase in profit(loss) for the year from discontinued operations, net of tax, was mainly due to to the complete disposal of our Rwanda and Senegal operations that were included in this line during the first quarter of 2018 as well as the complete disposal of our Chad operations that were included in this line for the entirety of 2018.
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
As from January 1, 2020, Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA. In order to facilitate comparisons of December 31, 2020 figures with prior periods, comparative figures have been re-presented to conform with this new segment EBITDA reporting.

The following table sets forth certain segment data, which has been extracted from note B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	December 31
	2019		2018		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,258	372	3,214	388	1.4%	(4.0)%
Cable and other fixed services revenue	2,197	9	1,808	10	21.5%	(8.6)%
Other revenue	60	1	48	1	25.5%	(38.4)%
Service revenue	5,514	382	5,069	398	8.8%	(4.2)%
Telephone and equipment revenue	449	—	415	—	8.2%	NM
Revenue	5,964	382	5,485	399	8.7%	(4.2)%
Operating profit (loss) (i)	980	19	990	21	(1.0)%	(7.4)%
Add back:
Depreciation and amortization	1,435	99	1,133	80	26.7%	24.5%
Other operating income (expenses), net	2	(2)	(51)	(3)	(104.8)%	(35.9)%
EBITDA (i)	2,418	117	2,072	98	16.7%	19.2%
(i)    Restated. As from January 1, 2020, corporate costs allocation to each segment is based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in 2019, will not be allocated to geographical segments going forward.

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment (i):

	December 31		Percentage Change
	2019	2018
	(U.S. dollars in millions, except percentages)
Colombia	1,532	1,661	(7.8)%
Guatemala	1,434	1,373	4.5%
Panama	475	17	NM
Paraguay	610	679	(10.2)%
Honduras	594	586	1.4%
Bolivia	639	614	4.2%
El Salvador	387	405	(4.5)%
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
Segment operating profit
Operating profit of our Latin America segment decreased by 1.0% for the year ended December 31, 2019 to $980 million from $990 million for the year ended December 31, 2018. The decrease was primarily attributable to an increase in depreciation and amortization as a result of the adoption of IFRS 16 and due to acquisitions.
Operating profit of our Africa segment decreased by 7.4% for the year ended December 31, 2019 to $19.42 million from $20.98 million for the year ended December 31, 2018. The decrease was mainly due to lower revenues and a $21 million regulatory fine.
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
EBITDA of our Latin America segment increased by 16.7% for the year ended December 31, 2019 to $2,418 million from $2,072 million for the year ended December 31, 2018. The increase was attributable to including a full year of Cable Onda as well as the inclusion of the mobile acquisitions in Panama and Nicaragua and a $170.6 million increase resulting from the adoption of IFRS 16, partially offset by weaker currency exchange rates. Using the same definition used for organic growth for service revenue and revenue in the section “Other Financial Data”, having deducted the 8.2 percentage points of positive impact from accounting changes (i.e., the effect of the implementation of IFRS 16 as of January 1, 2019), deducted the 11.9 percentage points positive impact of mobile Panama and Nicaragua acquisitions (which were acquired during 2019), added the 5.0 percentage points negative impact of foreign currency fluctuations between the periods, and added 0.5 percentage points of other negative impacts resulting from the net effect of small differences that result from calculating organic growth using different baselines for each period, EBITDA of our Latin America segment would have increased by 2.1%.

EBITDA of our Africa segment increased by 19.2% for the year ended December 31, 2019 to $117 million from $98 million for the year ended December 31, 2018. The increase was mainly due to the adoption of IFRS 16, which added $34.4 million to EBITDA.

Other Financial Data

	December 31,
	2020	2019
Consolidated:
Net cash provided by operating activities	821	801
Net cash used in investing activities	(495)	(1,502)
Net cash provided by financing activities	(598)	1,355
Operating free cash flow(1)	657	425
Free cash flow(1)	106	(45)
Equity free cash flow(1)	172	179
Equity free cash flow after leases(1)	56	73
Latin America segment:
Service revenue	5,377	5,514
Telephone and equipment revenue	466	449
Revenue	5,843	5,964
Revenue growth	(2.0)%	8.7%
Revenue organic growth (2)	(2.1)%	2.8%
Service revenue growth	(2.5)%	8.8%
Service revenue organic growth (2)	(2.5)%	2.2%

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

The following table shows a reconciliation from Net cash provided by operating activities to Operating free cash flow, Free cash flow, Equity free cash flow, and Equity free cash flow after leases for the Millicom Group:

	December 31,
	2020	2019
Net cash provided by operating activities	821	801
Purchase of property, plant and equipment	(622)	(736)
Proceeds from sale of property, plant and equipment	9	24
Proceeds from sale of towers part of tower sale and leaseback transactions	—	(22)
Purchase of intangible assets	(202)	(171)
Proceeds from sale of intangible assets	—	—
Purchase of spectrum and licenses	101	59
Finance charges paid, net	551	470
Operating free cash flow	657	425
Interest (paid), net	(551)	(470)
Free cash flow	106	(45)
Dividends received from joint ventures (Guatemala and Honduras)	71	237
Dividends paid to non-controlling interests	(5)	(13)
Equity free cash flow	172	179
Lease principal repayments	(116)	(107)
Equity free cash flow after leases	56	73
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

Revenue Organic Growth and Service Revenue Organic Growth are included in this report because our management uses these measures to evaluate our core revenue generating performance from period to period, having eliminated (1) the impact of revenue from businesses acquired during the most recent period (such as Telefonica Panama and Telefonia Nicaragua in 2019) and the contribution to revenue of businesses disposed of (such as Rwanda, Senegal in 2018 and Chad in 2019) during either period (“change in perimeter”), (2) currency fluctuations, and (3) other, which captures the net effect of small differences that result from calculating organic growth using different baselines for each period.

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

The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue for the Latin America segment:

	Revenue		Service Revenue
	As of and for the year endedDecember 31,
	2020	2019	2020	2019
Current period	5,843	5,964	5,377	5,514
Prior year period	5,964	5,485	5,514	5,069
Reported Growth	(2.0)%	8.7%	(2.5)%	8.8%
Change in Perimeter impact(i)	(3.9)%	(11.0)%	(4.0)%	(11.6)%
Foreign exchange impact(ii)	3.8%	5.2%	3.9%	5.2%
Other(iii)	—%	(0.1)%	0.1%	(0.1)%
Organic Growth	(2.1)%	2.8%	(2.5)%	2.2%
i.The following change in perimeter impacts were eliminated to calculate revenue organic growth: a positive $235 million revenue impact in the year ended December 31, 2020, and a positive $604 million revenue impact in the year ended December 31, 2019 due to revenue generated by Telefonia Celular de Nicaragua S.A. which was consolidated as of May 16, 2019 and Grupo de Comunicaciones Digitales S.A. (formerly Telefonica Moviles Panama, S.A.) which we consolidated as of August 29, 2019. The impact in the year ended December 31, 2019 considers as well the revenue generated by Cable Onda which was consolidated as of December 13, 2018. The following change in perimeter impacts were eliminated to calculate service revenue organic growth: a positive $218 million service revenue impact in the year ended December 31, 2020 and a positive $590 million service revenue impact in the year ended December 31, 2019 due to service revenue generated by Telefonia Celular de Nicaragua S.A. which was consolidated as of May 16, 2019 and Grupo de Comunicaciones Digitales S.A. (formerly Telefonica Moviles Panama, S.A.), which we consolidated as of August 29, 2019. The impact in the year ended December 31, 2019 considers as well the service revenue generated by Cable Onda which was consolidated as of December 13, 2018.

ii.The following foreign exchange fluctuation impacts were eliminated to calculate revenue organic growth: a negative $226 million revenue impact in the year ended December 31, 2020, and a negative $283 million revenue impact in the year ended December 31, 2019. The following foreign exchange fluctuation impacts were eliminated to calculate service revenue organic growth: a negative $212 million service revenue impact in the year ended December 31, 2020, and a negative $263 million service revenue impact in the year ended December 31, 2019.

iii.The following other impacts related to changes for comparative purposes were eliminated to calculate revenue organic growth: a negative $3 million revenue impact in the year ended December 31, 2020, a positive $6 million revenue impact in the year ended December 31, 2019. The following other impacts related to changes for comparative purposes were eliminated to calculate service revenue organic growth: a negative $3 million service revenue impact in the year ended December 31, 2020, and a positive $5 million service revenue impact in the year ended December 31, 2019.

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
As of December 31, 2020, $305 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $570 million was at the operating subsidiaries level. As of December 31, 2019 and 2018, respectively, $696 million and $145 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $468 million and $382 million was at the operating subsidiaries level.
If funds at the foreign operating subsidiary level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.
As of December 31, 2020 and December 31, 2019, our total consolidated indebtedness excluding lease liabilities was $5,691 million and $5,972 million, respectively. As of December 31, 2018 our total consolidated outstanding debt and other financing was $4,580 million.
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
The following table sets forth cash upstreamed to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	December 31,
	2020	2019	2018
	(U.S. dollars in millions)
Subsidiaries	392	346	594
Joint ventures	98	261	263
Total	490	606	857
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

Years ended December 31, 2020 and 2019
For the year ended December 31, 2020, cash provided by operating activities was $821 million, compared to $801 million for the year ended December 31, 2019. The increase is mainly due to lower working capital during the year ended December 31, 2020 compared to the year ended December 31, 2019.
Cash used in investing activities was $495 million for the year ended December 31, 2020, compared to $1,502 million for the year ended December 31, 2019. In the year ended December 31, 2020, Millicom used $10 million in the acquisition of subsidiaries, $622 million to purchase property, plant and equipment and $202 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $71 million in dividends from joint ventures, $10 million from the disposal of subsidiaries, $197 million from the disposal of equity investments and $9 million from the sale of property, plant and equipment such as towers. Cash used in investing activities was $1,502 million for the year ended December 31, 2019. In the year ended December 31, 2019, Millicom used $1,014 million in the acquisition of subsidiaries, net of cash acquired (mobile operations in Panama and Nicaragua), $736 million to purchase property, plant and equipment and $171 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $237 million in dividends from joint ventures, $111 million from the disposal of subsidiaries (mainly Chad), $25 million from disposal of equity investments and $24 million from the sale of property, plant and equipment such as towers.
Cash used in financing activities was $598 million for the year ended December 31, 2020, compared to cash provided by financing activities of $1,355 million for the year ended December 31, 2019. In the year ended December 31, 2020, we paid no dividend, used $10 million for share repurchases, and repaid debt of $1,744 million and lease capital of $116 million while raising funds of $1,470 million through new financing. In the year ended December 31, 2019, we paid $268 million to shareholders in dividends (ordinary dividend of $2.64 per share) and repaid debt of $1,157 million and lease capital of $107 million while raising funds of $2,900 million through new financing.
Years ended December 31, 2019 and 2018
For the year ended December 31, 2019, cash provided by operating activities was $801 million, compared to $792 million for the year ended December 31, 2018. The increase is mainly due to higher interest payments due to an increase in gross debt for the acquisitions made in the past year.
Cash used in investing activities was $1,502 million for the year ended December 31, 2019, compared to $1,199 million for the year ended December 31, 2018. In the year ended December 31, 2019, Millicom used $1,014 million in the acquisition of subsidiaries, net of cash acquired (mobile operations in Panama and Nicaragua), $736 million to purchase property, plant and equipment and $171 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $237 million in dividends from joint ventures, $111 million from the disposal of subsidiaries (mainly Chad) and $24 million from the sale of property, plant and equipment such as towers. In the year ended December 31, 2018, Millicom used $953 million in the acquisition of subsidiaries, net of cash acquired (mainly Cable Onda), $632 million to purchase property, plant and equipment and $148 million for intangible assets and licenses. These items were partially offset by $243 million in proceeds from dividends from joint ventures, and $154 million from the sale of property, plant and equipment such as towers.
Cash used in financing activities was $1,355 million for the year ended December 31, 2019, compared to $341 million for the year ended December 31, 2018. In the year ended December 31, 2019, we paid $268 million in dividends (ordinary dividend of $2.64 per share) and repaid debt of $1,157 million while raising funds of $2,900 million through new financing. In the year ended December 31, 2018, we paid $266 million to shareholders in dividends (ordinary dividend of $2.64 per share) and repaid debt of $530 million while raising funds of $1,155 million through new financing.
Capital expenditures
Historical capital expenditures
Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis and by operating segment, including accruals for such additions at the end of the periods, for the years ended December 31, 2020, 2019, and 2018 is set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes and IT investments.

	December 31
	2020	2019	2018
	(U.S. dollars in millions)
Additions to property, plant and equipment	649	719	698
Additions to licenses and other intangibles	520	202	158
Total consolidated additions	1,169	921	856
Latin America segment total additions (including Guatemala and Honduras)	1,445	1,119	1,040
Africa segment total additions	41	54	30
Capital expenditure commitments
As of December 31, 2020, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $564 million from a number of suppliers, of which $400 million was within one year and $164 million more than one year. Out of these commitments, $69 million and $52 million, respectively, related to the Company’s share in joint ventures. We expect to meet these commitments from our current cash balance and from cash generated from our operations.
Financing
We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a non-recourse basis to MIC S.A. as of December 31, 2020, 56% ($3,187 million) of our total consolidated debt excluding lease liabilities of $5,691 million was at the operational level (excluding our joint ventures in Guatemala and Honduras) and non-recourse to MIC S.A., and 41% of this debt was denominated in local currency. In addition, at December 31, 2020 our joint ventures in Guatemala and Honduras had $750 million of debt excluding lease liabilities which was non-recourse to MIC S.A.
Consolidated indebtedness
Millicom’s total consolidated debt excluding lease liabilities as of December 31, 2020 was $5,691 million and our total consolidated net debt (representing total consolidated debt after deduction of cash, cash equivalents, and pledged deposits) was $4,816 million. Including lease liabilities, Millicom's total consolidated financial obligations as of December 31, 2020 were $6,711 million and our total consolidated net financial obligations (representing total consolidated financial obligations after deduction of cash, cash equivalents, and pledged deposits) were $5,837 million. Millicom’s total consolidated debt excluding lease liabilities as of December 31, 2019 was $5,972 million and our total consolidated net debt (representing total consolidated debt after deduction of cash, cash equivalents, and pledged deposits) was $4,807 million. Including lease liabilities, Millicom's total consolidated financial obligations as of December 31, 2019 were $7,036 million and our total consolidated net financial obligations (representing total consolidated financial obligations after deduction of cash, cash equivalents, and pledged deposits) were $5,902 million See note C.6. to our audited consolidated financial statements included elsewhere in this Annual Report for a reconciliation of total consolidated debt (and financial obligations) to total consolidated net debt (and financial obligations). Our consolidated interest and other financial expenses for the year ended December 31, 2020 were $624 million and for years ended December 31, 2019 and 2018 were $564 million and $367 million, respectively.
Millicom's lease liabilities as of December 31, 2020 was $1,020 million, 98% of our consolidated lease liabilities or $996 million, was at operational level (excluding our joint ventures in Guatemala and Honduras) and non-recourse to MIC S.A.
The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:

	December 31,
	2020	2019	2018
	(US$ millions)
MIC S.A. (Luxembourg)	2,504	2,773	1,770
Latin America:
Colombia	803	827	1,016
Paraguay	738	502	504
Bolivia	337	350	317
El Salvador	118	268	299
Costa Rica	119	148	148
Panama	869	918	261
Africa:
Tanzania	203	186	201
Chad(1)		—	64
Total debt and financing	5,691	5,972	4,580

(i)    Operations were classified as assets held for sale from 2017 and subsequently disposed of or merged.
(ii) Finance lease liabilities were included in Debt and Financing until 31 December 2018, but were reclassified to lease liabilities on January 1, 2019 when adopting the new leasing standard. For more details see "New and amended IFRS accounting standards" in our audited consolidated financial statements.
For a more detailed description of our outstanding financial obligations, including our credit facilities and outstanding bond or note issuances, see note C.3 to our audited consolidated financial statements.
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
Indebtedness of the Guatemala and Honduras joint ventures
With respect to the Guatemala and Honduras joint ventures, respectively, total debt excluding lease liabilities as of December 31, 2020 was $413 million and $337 million and our total net debt (representing total debt after deduction of cash, cash equivalents, and pledged deposits) was $454 million and $339 million. As of December 31, 2020, our joint ventures in Guatemala and Honduras have lease liabilities of $292 million.
Annual interest expense for the Guatemala joint venture for the years ended December 31, 2020, 2019 and 2018 was $114 million , $90 million and $74 million, respectively. Annual interest expense for the Honduras joint venture for the years ended December 31, 2020, 2019 and 2018 was $24 million, $37 million and $29 million, respectively.
In 2020, our Guatemala joint venture redeemed its $800 million Notes, funding this prepayment with a mix of cash, new local currency bank loans totaling approximately $284 million, and shareholder loans.
The following table sets forth the debt and financing of the Guatemala and Honduras joint ventures for the periods indicated:

	December 31,
	2020	2019	2018
	(US$ millions)
Guatemala	413	929	927
Honduras	337	353	383
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

E.    Off-Balance Sheet Arrangements
As of December 31, 2020, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $287 million. Assets pledged by the Millicom Group for these debts and financings amounted to nil as of December 31, 2020. The table below details the maximum exposure under these guarantees and their remaining terms, as of December 31, 2020.

	Total	Less than 1 year	1-3 years	3-5 years
	(US$ millions)
Theoretical maximum exposure	287	59	227	—

F.    Tabular Disclosure of Contractual Obligations
The Millicom Group has various contractual obligations to make future payments, including debt agreements and payables for license fees and lease obligations.
The following table summarizes our obligations under these contracts due by period as of December 31, 2020.

	Total	Less than 1 year	1–5 years	After 5 years
		(US$ millions)
Debt and financing (after unamortized financing fees)	5,691	113	1,824	3,755
Future interest commitments on debt and financing(1)	1,484	311	1,069	104
Lease liabilities	1,021	123	525	373
Future interest commitments on leases	759	146	410	203
Capital expenditure	564	400	164	—
Total	9,519	1,093	3,991	4,435

(1)    Future interest commitments on our floating rate debt are calculated using the rates in effect for the floating rate debt as of December 31, 2020.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management
Directors
The following table sets forth information of each member of the Company’s Board of Directors as of the date of this filing:

Name	Position	Year First Elected
Mr. José Antonio Ríos García (1)	Chairman	2017
Ms. Pernille Erenbjerg	Deputy Chair	2019
Mr. Odilon Almeida	Member	2015
Mr. Tomas Eliasson	Member	2014
Ms. Mercedes Johnson	Member	2019
Mr. Lars-Åke Norling	Member	2018
Mr. Mauricio Ramos	Member	2020
Mr. James Thompson	Member	2019

(1)    First appointed as Chairman in January 2019.
Biographical information of each member of the Company’s Board of Directors is set forth below.
Mr. José Antonio Ríos García, Non-executive Director and Chairman of the Board. Mr. José Antonio Ríos García was re-elected to the Board in June 2020 and was first appointed as Chairman of the Board on January 7, 2019. Mr. Ríos, born in 1945, is a proven global business executive with over 30 years of sustained leadership at key multinational companies such as Millicom, Global Crossing (Lumen Technologies), Telefonica S.A., Hughes Electronics, DirecTV and the Cisneros Group of Companies. Until September 2020, he was the Chairman and CEO of Celistics Holdings, a leading mobile payment platform and cellular top-up distribution business, providing intelligent solutions for the consumer electronic technology industry across Latin America. Prior to joining Celistics, Mr. Ríos was the founding President and CEO of DirecTV Latin America (GLA), and the International President of Global Crossing, the telecommunications company later acquired by Level 3 Communications, and then merged with Lumen Technologies. Mr. Ríos holds an Industrial Engineering degree from the Universidad Católica Andrés Bello, Caracas, Venezuela.

Ms. Pernille Erenbjerg, Non-executive Director, Deputy Chair of the Board, Chair of the Compensation Committee and Member of the Audit Committee. Ms. Pernille Erenbjerg was re-elected to the Board in June 20209. Ms. Erenbjerg, born in 1967, is formerly the President and Group Chief Executive Officer of TDC, the leading provider of integrated communications and entertainment solutions in Denmark and Norway. Before being appointed President and Group Chief Executive Officer, Ms. Erenbjerg served as TDC’s Chief Financial Officer and as Executive Vice President of Corporate Finance. Ms. Erenbjerg also serves on the Boards of Nordea, the largest financial services group in the Nordic region, and Genmab, the Danish international biotechnology company. Prior to joining TDC in 2003, Ms. Erenbjerg worked for 16 years in the auditing industry, finishing in 2003 as an equity partner in Deloitte. Ms. Erenbjerg holds an MSc in Business Economics and Auditing from Copenhagen Business School.
Mr. Odilon Almeida, Non-executive Director, Chairman of the Compliance and Business Conduct Committee. Mr. Odilon Almeida was re-elected to the Board in June 2020. Mr. Almeida, born in 1961, is a senior global leader in the financial, fin-tech, telecom, and consumer goods sectors, and will join ACI Worldwide Inc. as President and CEO in March 2020. He will also be appointed to the Board of ACI. Previously he was an Operating Partner at Advent International, one of the world’s largest private equity funds with $54.3B in assets under management and 345+ investments across 41 countries. His board experience, along with business leadership at Western Union, includes BankBoston (now Bank of America), The Coca-Cola Company and Colgate-Palmolive. Mr. Almeida holds a Bachelor of Civil Engineering degree from the Maua Engineering School in São Paulo, Brazil, a Bachelor of Business Administration degree from the University of São Paulo and an MBA with specialization in Marketing from the Getulio Vargas Foundation, São Paulo. He advanced his education with executive studies at IMD Lausanne, The Wharton School, and Harvard Business School.
Mr. Tomas Eliasson, Non-executive Director and Chairman of the Audit Committee. Mr. Tomas Eliasson was re-elected to the Board in June 2020. Mr. Eliasson, born in 1962, is Executive Vice President, Chief Financial Officer of

Sandvik. Previously Mr. Eliasson was the Chief Financial Officer and Senior Vice-President of Electrolux, the Swedish appliances manufacturer. Mr. Eliasson has also held various management positions in Sweden and abroad, including ABB Group, Seco Tools AB and Assa Abloy AB. Mr. Eliasson holds a Bachelor of Science Degree in Business Administration and Economics from the University of Uppsala.
Ms. Mercedes Johnson, Non-executive Director and Member of the Audit Committee and of the Compliance and Business Conduct Committee. Ms. Johnson was first elected to the Board in June 2020. Ms. Johnson, born in 1954, also serves on the Board of Directors of three other NASDAQ technology companies - Synopsys, a provider of solutions for designing and verifying advanced silicon chips, Teradyne, a developer and supplier of automated semiconductor test equipment and Maxim Integrated Products, an integrated circuits designer and producer. During her executive career, Ms. Johnson held positions such as Chief Financial Officer of Avago Technologies (now Broadcom) and Chief Financial Officer of LAM Research Corporation. Ms. Johnson holds a degree in Accounting from the University of Buenos Aires.
Mr. Lars-Åke Norling, Non-executive Director, Member of the Compensation Committee and of the Compliance and Business Conduct Committee. Mr. Norling was re-elected to the Board in June 2020. Mr. Norling, born in 1968, is the CEO of Nordnet since September 2019 and was previously an Investment Director and Sector Head of TMT at Kinnevik AB. Prior to that, he was the Chief Executive Officer of Total Access Communications (dtac) in Thailand where he executed a digital transformation and led a turnaround of the company’s financial performance. He has also been EVP of Developed Asia for Telenor as well as Chief Executive Officer of DigiTelecommunications Malaysia and CEO of Telenor Sweden. Mr. Norling holds an MBA from Gothenburg School of Economics, an MSc in Engineering Physics from Uppsala University and an MSc in Systems Engineering from Case Western Reserve University, USA.
Mr. Mauricio Ramos, Executive Director and Chief Executive Officer. Mr. Mauricio Ramos, born in 1968, joined Millicom in April 2015 as CEO and was elected as an Executive Director in June 2020 Before joining Millicom, he was President of Liberty Global’s Latin American division, a position he held from 2006 until February 2015. During his career at Liberty Global, Mr. Ramos held several leadership roles, including positions as Chairman and CEO of VTR in Chile and President of Liberty Puerto Rico. Mr. Ramos is also a member of the Board of Directors of Charter Communications (US). Mr. Ramos formerly served as Chairman of TEPAL, the Latin American Association of Cable Broadband Operators and is a former Member of the Board of Directors of the GSMA. He received a degree in Economics, a degree in Law, and a postgraduate degree in Financial Law from Universidad de los Andes in Bogota.
Mr. James Thompson, Non-executive Director, Member of the Audit Committee and of the Compensation Committee. Mr. Thompson was re-elected to the Board in June 2020. Mr. Thompson, born in 1961, is a Managing Principal at Kingfisher Family Office. He is also a non-executive Director of C&C Group plc and serves on its Audit Committee.  Previously, he was a Managing Principal at Southeastern Asset Management. Between 2001 and 2006, he opened and managed Southeastern Asset Management’s London research office. Mr. Thompson holds an MBA from Darden School at the University of Virginia, and a Bachelor’s degree in Business Administration from the University of North Carolina.
Members of the Executive Team
The following table lists the names and positions of the members of our Executive Team.

Name	Position
Mr. Mauricio Ramos	Executive Director and Chief Executive Officer
Mr. Tim Pennington	Senior Executive Vice President, Chief Financial Officer
Mr. Esteban Iriarte	Executive Vice President, Chief Operating Officer, Latin America
Mr. Xavier Rocoplan	Executive Vice President, Chief Technology and Information Officer
Mr. Karim Lesina	Executive Vice President, Chief External Affairs Officer
Mr. Salvador Escalón	Executive Vice President, Chief Legal and Compliance Officer
Ms. Susy Bobenrieth	Executive Vice President, Chief Human Resources Officer

Biographical information of the members of our Executive Team is set forth below.
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
Mr. Xavier Rocoplan, Executive Vice President, Chief Technology and Information Officer. Mr. Xavier Rocoplan, born in 1974, started working with Millicom in 2000 and joined the Executive Team as Chief Technology and IT Officer in December 2012. Mr. Rocoplan is currently heading all mobile and fixed network and IT activities across the Group as well as all Procurement & Supply Chain. Mr. Rocoplan first joined Millicom in 2000 as CTO in Vietnam and subsequently for South East Asia. In 2004, he was appointed CEO of Millicom’s subsidiary in Pakistan (Paktel), a role he held until mid-2007. During this time, Mr. Rocoplan launched Paktel’s GSM operation and led the process that was concluded with the disposal of the business in 2007. He was then appointed as head of Corporate Business Development, where he managed the disposal of various Millicom operations (e.g. Asia), the monetization of Millicom infrastructure assets (towers) as well as numerous spectrum acquisitions and license renewal processes in Africa and in Latin America. Mr. Rocoplan holds Masters degrees in engineering from Ecole Nationale Supérieure des Télécommunications de Paris and in economics from Université Paris IX Dauphine.
Mr. Karim Lesina, Executive Vice President, Chief External Affairs Officer. Mr. Karim Lesina, born in 1975, joined Millicom in November 2020. Before joining Millicom, between 2007 and 2020, Mr. Lesina held among others the position of Senior Vice President, International External and Regulatory Affairs at AT&T, directing the internal international and regulatory affairs teams, as well as the external and regulatory affairs teams across four international affiliates: Turner, Warner Media, AT&T Latin America and Direct TV. Prior to his term at AT&T, from 2005 to 2007, Mr. Lesina worked in the corporate affairs team at Intel as the Government Affairs Manager for Europe, Africa and the Middle East. Mr. Lesina began his career at multinational public relations and communications firms. Born in Dakar (Senegal) Mr. Lesina is an Italian-Tunisian national and has a master’s degree in Economics of Development from the Catholic University of Louvain-la-Neuve.
Mr. Salvador Escalón, Executive Vice President, Chief Legal and Compliance Officer. Mr. Salvador Escalón, born in 1975, was appointed as Millicom’s General Counsel in March 2013, became Executive Vice President in July 2015, and became Chief Legal and Compliance Officer in 2020. Mr. Escalón leads Millicom’s Legal, Ethics and Compiance team and advises the Board of Directors and senior management on legal, compliance, and governance matters. He joined Millicom as Associate General Counsel Latin America in April 2010. From January 2006 to March 2010, Mr. Escalón was Senior Counsel at Chevron Corporation, with responsibility for legal matters relating to Chevron’s downstream operations in Latin America. Previously, he was in private practice at the law firms Skadden, Morgan Lewis and Akerman. Mr. Escalón has a J.D. from Columbia Law School and a B.B.A. in Finance and International Business from Florida International University.
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

B.    Compensation
For the financial year ended December 31, 2020, the total compensation paid to MIC S.A.’s directors was $1.5 million and to the CEO and CFO the total cash compensation plus benefits (excluding pension) was $3.8. million. The total amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits for directors and CEO and CFO was $0.4 million.
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
Remuneration of Directors
The remuneration of the non-executive members of the Board of Directors comprises an annual fee and shares of MIC S.A. common stock. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at the Annual General Meeting or other shareholders’ meetings. Director remuneration for the year ended December 31, 2020 is set forth in the following table.

Board and committees	Remuneration 2020 (1)
(USD '000)
Non-Executive Directors

Mr. José Antonio Ríos García	300
Ms. Pernille Erenbjerg	273
Mr. Odilon Almeida	175
Mr. Tomas Eliasson	195
Ms. Mercedes Johnson	185
Mr. Lars-Åke Norling	175
Mr. James Thompson	185

Total	1,488

(1)    Remuneration covers the period from June 25, 2020 to the date of the AGM in May 2021 as resolved at the shareholder meeting on June 25, 2020. Share based compensation for the period from June 25, 2020 to May 2021 was based on the market value of Millicom shares on July 2, 2020 and represented a total of 32,358 shares. Total remuneration for the period from June 25, 2020 to May 2021 after deduction of applicable withholding tax at source comprised 71% in shares and 29% in cash.

At the AGM held on June 25, 2020, MIC S.A.’s shareholders approved the compensation for the eight directors expected to serve from that date until the 2021 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-up shares of MIC S.A. common stock. Such shares are provided from the Company’s treasury shares or alternatively issued within MIC S.A.’s authorized share capital exclusively in exchange for the allocation from the premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the MIC S.A. share closing price on the Nasdaq Stock Market on July 2, 2020, or US$26.27 per share, provided that shares shall not be issued below the par value.
In respect of directors who do not serve an entire term from the 2020 AGM until the 2021 AGM, the fee-based and the share-based compensation is pro-rated pro rata temporis.
Remuneration of Executive Management
1.Compensation Committee’s role
This report describes the remuneration philosophy, and related policy and guidelines, as well as the governance structures and processes in place. It also sets out the remuneration of Directors, as well as compensation of the Global Senior Management for the current and prior financial reporting years.

1.1 Role of Compensation Committee

The Compensation Committee monitors and evaluates programs for variable remuneration to the senior management, both ongoing programs and those that have ended during the year and monitors and evaluates the application of the guidelines for remuneration to the Board and senior management that the shareholders' meeting has established, as well as the current remuneration structures and levels in the Company. The Compensation Committee makes recommendations to the Board of Directors regarding the compensation of the CEO and his direct reports; approves all equity plans and grants; and manages Executive Team succession planning. Final approval of the CEO remuneration requires Board approval.

The evaluation of the CEO is conducted by the Compensation Committee. The evaluation criteria and the results of the evaluation are then discussed by the Chairman with the entire Board. In 2020, the Board considered that the CEO provided exceptional leadership for the Company in the face of the COVID-19 crisis. In evaluating his performance as "Exceeds" the Board took into account the way in which he rapidly refocused the business from revenue growth to protecting customers, employees and cashflow. Together with achievement on the financial targets discussed below, the total bonus achievement for the CEO was at 110.9% of target ($2,602,262 compared to $2,855,020 for 2019 performance). The Chairman of the Board conveyed the results of the review and evaluation to the CEO.
Guidelines and policy for senior management remuneration are approved by the shareholders at the AGM. For 2021, per the European Union Shareholders Rights Directive II, a Remuneration Report will be submitted for approval by shareholders at the AGM in May 2021.

1.2 Compensation Committee Charter

The Group’s Compensation Committee charter can be found on our website under the Board Committees section and covers overall purpose/objectives; committee membership; committee authority and responsibility; and committee’s performance evaluation.

1.3 Compensation Committee Membership and Attendance 2020

Committee	Position	First Appointment	Meeting Attendance	%
Ms. Pernille Erenbjerg	Chairman	January-19	6 of 6	100
Mr. Lars-Åke Norling	Member	May-19	6 of 6	100
Mr. James Thompson	Member	January-19	6 of 6	100
Overall Attendance			18 of 18	100
In addition, the Chairman of the Board, Mr. José Antonio Rios Garcia, attended all of the regularly scheduled meetings of the Compensation Committee.

1.4 Areas covered in 2020

The Compensation Committee met six times in 2020 and was primarily focussed on reward and management retention in the face of the unprecedented operating environment.

Topic	Commentary
Bonus (STI) and performance reports	Reviewed and approved Global Senior Management Team's 2019 performance reports and Executive Team individual payouts STI/LTI (cash /equity).
Reviewed and approved the 2020 short term variable compensation targets.

Compensation review	Approved all payments for Executive Team members.
Reviewed executive remuneration and governance trends and developments.
Reviewed and approved the peer group for the Executive Team benchmarking.
Approved changes to CEO and Executive Team compensation elements based on market competitiveness.

Share-based incentive plans	Approved the 2017 LTI (PSP) vesting.
Reviewed and approved all equity grants.

Reviewed and approved the 2020 share units plan (DSP and PSP) rules.
Reviewed and approved the 2020 long-term variable compensation targets.
Reviewed the replenishment of the treasury share balance reserved for share-based incentive plans.
Reviewed share ownership guidelines and the compliance of each covered employee.
Reviewed performance and projections of outstanding LTI plans (2018, 2019 and 2020).
Reviewed equity plans participant turnover.

Global reward strategy and executive remuneration review	Reviewed Remuneration/C&B Philosophy & Strategy.

Variable pay design	Discussed and approved STI/LTI design for 2021.
Reviewed and approved STI and LTI performance measures for 2021.

Other	Reviewed and approved exceptional items, new hire equity grants, etc.
Reviewed Executive Team’s severance payouts in a Change of Control.
Reviewed STI historical targets and achievements.
Reviewed new requirements under Shareholder Rights Directive II.
Reviewed and approved compensation actions taken under COVID-19.
Reviewed and approved potential solutions related retention (MSUs).
Reviewed and approved a Clawback policy.

Compensation Committee governance	Reviewed and approved the Compensation Committee annual meeting cycle and calendar.
Reviewed the Compensation Committee Charter.
Updated Executive Compensation dashboard.
Reviewed and approved the use of an external compensation consultant.

2. Our Compensation Philosophy and Core Principles

The philosophy, guidelines, objectives, and policy applicable to remuneration of the Global Senior Management Team were approved by the shareholders (item 20) of the AGM held on June 25, 2020.

2.1 Core principles
The Compensation Committee worked using the following objectives for Global Senior Management Team's compensation.

What we strive for	What it means
Competitive and fair	Levels of pay and benefits to attract and retain the right people.
Drive the right behaviors	Reward policy and practices drive behaviors that support our Company strategy and business objectives.
Shareholder alignment	Variable compensation plans support a culture of entrepreneurship and performance, and incorporate both short- term and longer-term financial and operational metrics strongly correlated to the creation of shareholder wealth. Long-term incentives are designed to maintain commitment over the long term and ensure the interests of our Global Senior Management Team are aligned with those of shareholders.
Pay for Performance	Total reward structured around pay in line with performance, providing the opportunity to reward strong corporate and individual performance. A significant proportion of compensation of top management is variable (at risk) and based on measures of personal and company performance directly attributable to short-term and longer-term value creation.
Transparent	Millicom is committed to expanding external transparency, including disclosure around pay for performance, linkages to value creation etc. We are also investing in HR information systems in order to facilitate the measurement and internal communication related to incentive composition including performance metrics, pay equity, goal setting, and pay for performance relationships.
Market competitive and representative remuneration	Compensation is designed to be market competitive and representative of the seniority and importance of roles, responsibilities and geographical locations of individuals (with the majority of the Global Senior Management Team roles located in the United States).
Retention of key talent	Variable compensation plans include a significant portion of share based compensation, pay-out of which is also conditional on future employment with the Company for three year rolling periods, starting on the grant date.
Executive management to be "invested"	Global Senior Management Team, through Millicom’s share ownership guidelines, are required to reach and maintain a significant level of personal ownership of Millicom shares.

In addition, to drive the right behaviors and ensure expectations are aligned, we communicate clearly to our employees what we do and do not do when it comes to compensation. A summary is set out in the table below:

What we do	What we don't do
Align pay and performance.	No special executive perquisites.
We have a substantial majority of executive pay at risk, based on a mix of absolute and relative financial and share price performance metrics.	No hedging of Company stock by executives.
We impose limits on maximum incentive payouts.	No dividends or dividend equivalents on unearned PSUs or RSUs.
Engage in a rigorous target-setting process for incentive metrics.	No tax gross-ups related to change in control.
Threshold in our STI is set to pay only at 95% and above levels of performance.
We have robust share ownership guidelines for our top 50 executives.
“Double-trigger” change in control provisions in equity awards.
We have clawback policies that apply to our performance based incentive plans.
Independent compensation consultant retained by the Compensation Committee.

2.2 Elements of Executive pay

Compensation for the Global Senior Management Team in 2020 comprised a Base Salary, a Short-Term Incentive (”STI”) and a Long-Term Incentive Plan (“LTI”) together with pension contributions and other benefits (e.g. healthcare).
Salary

Pay Element	Purpose	Maximum Opportunity
Purpose and link to strategy	Designed to be market competitive to attract and retain talent	No absolute maximum has been set for Executive Team salaries. The Committee considers increases on a case by case basis based on peer comparison. Pay increases usually reflect a combination of role and responsibilities, local market conditions and individual performance.
Operational Execution	Paid monthly in cash in U.S. dollars or the home currency of the Executive	The Compensation Committee aims to set salaries for the Executive Team at the median of the peer group
Reviewed by the Compensation Committee every March

STI
Pay Element	Purpose	Payout Opportunity
Purpose and link to strategy	The STI links reward to key business targets (70%) and individual contribution (30%)	Below 95% achievement of business targets the award falls to 0%. The threshold achievement is 95% of target resulting in a payout of 80%. The opportunity is 200% for the achievement of 110%
	The STI provides alignment with shareholders’ interests through the provision of 50% of the payment delivered in share units deferred over three years ("DSP") for senior leadership team. The DSP is awarded upon achievement of the performance targets and with 30% paid after one year, 30% after the second year and 40% after the third year of the grant date.	The target achievement for: CEO – 200% CFO – 150%
	These plans help to incentivize and motivate to execute strategic plans in operational decision making to achieve short-term performance goals impacting performance and enhancing the value of the Company.	Maximum achievement: CEO – 400% CFO – 300%
	The financial and operational targets are;
	•Service Revenue	20%
	•EBITDA	20%
	•Cashflow (OFCFaL)	20%
	•Transactional Net Promoter Score (tNPS)	10%
	•Personal Performance	30%
Benchmarking	Our STI is a key component of the Millicom group culture. We benchmark to peer companies within the U.S. and Latin America	Each year the Compensation Committee determines the annual STI opportunity for the Executive Team.

LTI
Pay Element	Purpose	Payout Opportunity
Purpose and link to strategy	The LTI links an important part of overall Global Senior Management Team compensation with the interests of our shareholders
For financial metrics, below 80% achievement the award falls to 0%. In the event the Company achieves between 80% and 120% of the target, the corresponding portion of the grant will be adjusted in linear pro rata of the achievement starting at a payout of 0% at an achievement of 80%, up to a maximum value of 200% if target achievement is 120% or higher. For relative total shareholder return (TSR) no award is made for performance below peer group median. Achieving TSR performance at median or above of a pre-determined peer the grant will be adjusted in linear pro rata of the achievement starting at a payout of 100%, up to a maximum value of 200% if target achievement is 120% or higher

This plan serves the purpose of aligning Global Senior Management Team longer-term incentives with the longer-term interests of shareholders, encouraging long-term value creation, retention and management’s focus on long term value

Millicom emphasizes the One Team mentality – by maintaining unified goals and objectives in the long-term incentive program for the Global Senior Management Team with the purpose of driving the successful achievement of three-year performance goals designed to enhance long-term value of the Company

Operational Execution	The LTI is a performance-based share units plan (“PSP”) whereby share units awards granted fully vest at the end of a three-year period, subject to achievement against performance measures and fulfillment of conditions.	The target achievement for: CEO - 480% CFO - 175%
LTI payouts are typically in share units and based on company three-year cash flow, and revenue targets approved by the Compensation Committee and the Board, as well as to shareholder return.
	Performance Share Units Plan (PSP)	The maximum achievement for: CEO – 960% CFO – 350%
The PSP financial targets are: •Service Revenue 25% •OFCFaL (Operating Free Cash Flow) 50% •Relative TSR 25% The PSP pays out / is settled in shares at the end of 3 years.
*For 2021 LTI we plan to use OCFaL (Operating Cash Flow after Leases) in lieu of OFCF aL (Operating Free Cash Flow after Leases) and include a portion of the grant as Restricted Stock Units (“RSUs”) following US market practice, which will also vest at the end of the corresponding three-year period

Benchmarking	Our LTI is a key component of the Millicom group culture.	Each year the Compensation Committee determines the annual LTI opportunity for the Executive Team.
We benchmark to peer companies within the US and Latin America
In addition, in order to ensure continued retention of key individuals during periods of uncertainty the Board also uses retention schemes. In 2021 the Board approved a Retention Scheme for a selected group of top management including the CEO and CFO.

2.3 Other Employment terms and conditions

Notice of termination: if the employment of a member of the Millicom’s Executive Team is terminated, a notice period of up to 12 months could potentially apply. The Board regularly reviews best practices in executive compensation and governance and revises policies and practices when appropriate. In 2019 Millicom revised its change in control agreements for eligible executives to include "double-trigger" provisions, which require an involuntary termination (in addition to change in control) for accelerated vesting of awards.

Deviations from the policy and guidelines: in special circumstances, the Board may deviate from the above policy and guidelines, for example additional variable remuneration in the case of exceptional performance.

2.4 Other executive compensation policies

In 2020, the Compensation Committee approved a Clawback Policy, where Millicom has adopted a policy that requires its Board of Directors’ Compensation Committee to seek recovery of incentive compensation awarded or paid to those officers covered under the policy, in the event that a restatement of Millicom’s audited and published financial statements is found to have resulted in the payment of compensation in excess of what would have been paid based on the restated operating and financial performance.

In addition, the Company’s Insider Trading Policy prohibits any hedging or speculative transactions in the Company’s shares, including the use of options and other derivatives. It also prohibits directors and employees from selling the Company’s stock short.

3. Key developments for 2020

In 2020, the impact of the COVID-19 pandemic was the overriding concern of the Compensation Committee. By necessity management had to take stringent actions to protect the health of employees, customers and partners. This inevitably meant that many of the business plans for the year, on which the performance targets were set, had to be shelved. As part of the actions taken, increases in annual pay, which were planned to take effect from April 1, 2020 were cancelled for the CEO and 120 of our Top Management team, and a hiring freeze was implemented. In addition, we implemented hazard pay, which sought to give a supplemental compensation to our employees who had to carry out some work in the field exposing themselves to additional risk.

Nonetheless, the Committee did not change any of the performance measures or targets for any of the “in-flight” incentive plans. The 2018 LTI vested in February 2021, reflected the achievement of the metrics including the COVID-19 impact.

With respect to the remaining in-flight plans, the 2019 and 2020 LTI plans, the impact of COVID-19 has made the achievement of those financial targets now much more uncertain and we have therefore implemented a Retention Plan to ensure key talent is retained during this period. The Compensation Committee has not implemented any other changes or adjustments to the targets or the metrics of our 2019 and 2020 LTI inflight plans.

3.1 Key elements of 2020 CEO and CFO pay

In 2020 the key elements of the CEO and CFO compensation, in line with the Remuneration Policy, were as follows;

	Salary (USD)	Short-Term Incentive		Long-Term Incentive	Pension	Benefits
Mauricio Ramos (CEO)	$1,173,000	200% of Base Salary delivered:	50% in Cash Bonus	PSP award of 480% of salary with 3-year cliff vesting	15% of salary	Private healthcare
			50% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
Tim Pennington (CFO)*	$669,757	150% of Base Salary delivered:	50% in Cash Bonus	PSP award of 175% of salary with 3-year cliff vesting	15% of salary	Private healthcare
			50% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
*CFO Compensation paid in Pounds GBP and for purposes of this report converted to USD using December Closing Forex.

3.2 Summary of total CEO/CFO compensation

The compensation for the CEO and CFO is summarized on the table below:

	Mauricio Ramos (CEO)		Tim Pennington (CFO)*
In USD	2020	2019	2020	2019
Base Salary	1,173,000	1,167,250	669,757	654,327
Fringe Benefits**	82,225	50,463	37,600	22,725
Pension Expense	284,520	278,914	100,464	98,149
Total Fixed	1,539,745	1,496,627	807,821	775,201
Annual Bonus***	1,301,131	1,427,510	508,896	626,375
Deferred Share Units***	1,301,131	1,427,510	508,896	626,375
LTIP****	5,630,400	4,600,000	1,200,964	1,132,957
Total Variable	8,232,662	7,455,020	2,218,756	2,385,707
Total Compensation	9,772,407	8,951,647	3,026,577	3,160,908
% Fixed	15.76%	16.72%	26.69%	24.52%
% Variable	84.24%	83.28%	73.31%	75.48%

*CFO Compensation paid in GBP and for purposes of this report converted to USD using December Closing Forex for each period.
**Fringe Benefits include Car Allowance, Life and Disability Insurance, Medical and Dental Insurance.
***The sum of Annual Bonus and Deferred Share Units is the total for the Short-Term Incentive Award for the performance period. 2020 STI to be paid and granted in Q1 2021.
****LTIP is Performance Share Units granted in 2020.

The total Short-Term award for the CEO, CFO and other senior leadership team is split 50% in cash and 50% in share units deferred over a three-year period (“DSP”). The compensation for the CEO and CFO is heavily weighted to variable compensation in the form of share units vesting over a three-year period. As a result, total compensation as shown in the previous table may differ significantly relative to the actual realized compensation in any given year. The table below compares CEO total compensation to its actual realized compensation in the last three years.

2020 CEO Compensation

3.3 Performance on STI 2020

As in previous years, the Annual Bonus is determined by a mixture of Business Performance factors and Individual Performance factors. The Business Performance Factors included performance measures of service revenue, earnings before interest, tax, depreciation and amortization (“EBITDA”), operating free cash flow ("OFCF") and a customer satisfaction metric based on Net Promoter Score achievement. Use and relative weighting of financial performance target measures under the variable compensation rules are equal to all employees regardless of seniority or area of operation. This includes the CEO and the senior leadership team.

For the CEO and senior leadership team, a portion of the STI is paid in the form of deferred share units with a three-year pro-rated vesting, strengthening our pay for performance and retention incentives.
For the CEO, the achievement of the Individual Performance is summarized below and resulted in a “Exceeds” performance rating. Naturally a number of the original personal objectives were rapidly superseded by the onset of the pandemic, but the board determined that the CEO transitioned the Group rapidly to deal with the impact of COVID which informed the decision to apply an “Exceeds” performance rating.

Target	Weighting	Measure	Outcome	Percentage achievement
Protect people	25%	Protection of staff and customers	Outstanding response to the pandemic with universal policies and practices implemented quickly	50%
Protect networks	25%	Protect the networks to deliver the broadband required by the communities	Despite a 50% increase in traffic on the fixed network and high spikes on the mobile network all networks maintained high levels of resilience and connectivity	50%
Protect the balance sheet	25%	Ensure liquidity and maintain the cashflows	Liquidity remained strong throughout and actions taken to sustain the business delivered higher than expected cashflow	50%
Protect shareholders	25%	Deliver the budget and improve the share price	The budget was not achieved and the share price fell during the year.	—%

The CEO achieved 150% of his revised personal objectives which translated into a 45% payout in the personal performance component, taking the full STI award including the financial and operational targets to 110.9%.

For the CEO and other eligible DSP participants, the issuance of share units under the DSP is subject to shareholder approval at Millicom’s annual general meeting of shareholders (AGM). For those employees not participating in the DSP, or to the extent that the DSP is not approved by the AGM, the STI will be implemented as a cash-only bonus program.

Under the 2020 STI, 2021 DSP share units are granted in Q1 2021 and will vest (generally subject to the participant still being employed by the Millicom group) 30% in Q1 2022, 30% in Q1 2023 and 40% in Q1 2024. The vesting schedule is unchanged from the 2020 DSP.

3.4 Share Incentive Plans

Since 2016, Millicom has two types of plans, a DSP (STI) and a PSP (LTI). As part of the STI, the senior leadership team receives 50% of their payout in the form of deferred share units (DSP). Every year a group of key employees are selected to receive a granted of deferred share units (DSP).For the LTI, the Global Senior Management Team also participates in a performance share plan (PSP). The different plans are further detailed below.

Deferred share plan (issued from 2015 to 2018)

For this deferred awards plan, participants are granted share units based on past performance, with 16.5% of the share units vesting on January 1 of each of year one and two, and the remaining 67% on January 1 of year three. Vesting is conditional upon the participant remaining employed with MIC S.A. at each vesting date. Grants were made under the deferred awards plans in 2015, 2016, 2017 and 2018 based, respectively, on financial results for the years ended December 31, 2014, 2015, 2016 and 2017.

Deferred share plan (issued from 2019 to 2021)

For this deferred awards plan, participants are granted share units based on past performance, with 30% of the share units vesting on January 1 of each of year one and two, and the remaining 40% on January 1 of year three. Vesting is generally conditional upon the participant remaining employed with MIC S.A. at each vesting date. Grants were made under the deferred awards plans in 2019, 2020, and 2021 based, respectively, on financial results for the years ended December 31, 2018, 2019, and 2020.

The 2021 DSP will be presented for approval until the 2021 AGM, once all final details, including maximum number of share units to be issued, are known. We expect that grants will be made under the DSP in 2021 based on financial results for the year ended December 31, 2020.
3.4.1 LTI (PSP)
Eligibility for participation in the LTI is limited to members of MIC S.A.’s Global Executive Management Team, which is defined by MIC S.A.’s internal role grading structure and consists of the CEO, EVPs, VPs and GMs. During 2020, 33 individuals were included in this group, including certain employees of the Guatemala and Honduras joint ventures. The 2020 LTI is a Performance Share Plan (“PSP”). Share units granted will vest 100% at the end of a three-year period, subject to performance conditions.

3.4.2 Award LTI 2020
A new plan was issued in 2020 in accordance with the Remuneration Policy guidelines designed to drive shareholder value through a focus on service revenue growth, cashflow generation and relative total shareholder return against a relevant peer group. The PSP2020 plan was approved by shareholders at the 2020 AGM :

Metric	Weighting	Performance target	Performance measure
Service revenue	25%	Target growth	A specific 3-year CAGR target
OFCF	50%	Target growth	A specific 3-year CAGR target
TSR	25%	The Company TSR relative to a peer group between 2021 and 2023	At median - target payout; below median - nil; 20% above median - max
The peer group for the PSP 2020 is: America Movil, TIM Brazil, TEF Brazil, Entel Chile, Lilac, Telecom Argentina, Grupo Televisa, Megacable.

For the CEO and CFO the award of LTI 2020 is summarized below;

Name	Type of award	Basis of award	Face value of award	Number of share units granted	End of performance period
Mauricio Ramos (CEO)	PSU - 3 years	480% of salary	$5,630,400	122,768	February 2023
	Cliff Vesting
Tim Pennington (CFO)	PSU - 3 years	175% of salary	$1,200,964	26,186	February 2023
	Cliff Vesting

4. Remuneration approach for 2021

For 2021, the Board has proposed to continue with a consistent framework of STI and LTI with a few changes explained below. We also introduced of a Retention Plan for a selected group of top management.

For the CEO the On target and Maximum remuneration for 2021 is set out below;

At Target CEO Compensation is paid 71% in share units and 84% is variable compensation.

At Maximum CEO Compensation is paid 78% in share units and 91% is variable compensation.

4.1 Summary of key changes for 2021

We have made a number of changes to the 2021 remuneration plans to better focus on retention of key talent and the incentivization of a return to growth.

For the 2021 STI, in order to incentivize a fast return to financial performance we have steepened the curve on Financial Performance achievement. Financial Performance achievement is based on the budget approved by the Board with the achievement of the budget delivering 100% of the award and, at the maximum, 200%.

For the LTI 2021, the structure of the award remains consistent with 2020, although we have changed the definition of the cashflow target to Operating Cashflow after Leases. This adjusts for the impact of lease accounting to give a clearer view of the underlying operating cash generation of the business. In addition, we have removed changes in working capital and cash taxes as these have proved to have higher volatility.

Additionally, to reflect the need for retention and to align more with U.S. practice (which is where the majority of our Global Senior Management Team are recruited) we have added time vested Restricted Stock Units (“RSU’s”) as a component of the LTI 2021 representing 35% of the award. The RSU’s will vest at the end of three years.

We also increased the relative weighting of the rTSR from 15% to 20%, measured 10 trading days before / after December 31 of the last year of the corresponding three-year measurement period. We will measure the actual cumulative achievement against the 3-year cumulative targets for Service Revenue and Operating Cash Flow to better reflect the performance over the three-year period rather than simply the end point as is the case with a compound annual growth target.

The LTI 2021 is subject to approval by the AGM.

As noted above, the Board believed it necessary to introduce a Retention Plan in the light of the impact on future LTI awards as a consequence of the impact of COVID-19 on our business. The Retention Plan has been awarded to a selected group of executives, including the CEO and CFO. The plan is based on Market Stock Units (“MSU”) and is a performance based scheme where the outcome is dependent on the share price at the time of vesting.

The number of MSUs are determined on the basis of a share price at inception of $43.09 for Tranche 2022 and $47.00 for Tranche 2023. At the vesting date, the value of the MSU is determined by the 30-trading day average share price ending on June 30 2022 for Tranche 2022, and the 30-trading day average share price ending on June 30 2023 for Tranche 2023. For each Tranche, the payment is made in cash 12 months after those dates, provided the participant is still employed (subject to limited allowances for good leavers). For every participant, payment is capped at 150% of their Target MSU Award Value set up for each Tranche.

Participants of the Retention Plan are required to forfeit their awards under LTI 2019 and LTI 2020 in respect of the Financial targets, (Service Revenue Growth and Operating Cashflow), provided that the TSR component will continue to be active for these schemes.

5. Sundry

5.1 Summary of outstanding awards

							Opening Balance	During the Year			Closing Balance
Name	Plan Type	Award Details - Plan Name	Performance Period	Award Grant Date	Vesting Date	Award Share Price in USD	Outstanding Balance as of Dec. 2019	Share Units Granted in 2020	Shares Vested in 2020	Forfeited in 2020	Outstanding Balance as of Dec. 2020
Mauricio Ramos (CEO)	Deferred Share Plan	2017 DSP	2016	1/1/2017	1/1/2020	$43.93	18,554	—	18,554	—	—
		2018 DSP	2017	1/1/2018	1/1/2021	$66.11	10,688	—	3,527	—	7,161
		2019 DSP	2018	1/1/2019	1/1/2022	$59.65	25,011	—	7,503	—	17,508
		2020 DSP	2019	1/1/2020	1/1/2023	$45.86	—	31,126	—	—	31,126
	Performance Share Plan	2017 PSP	2017-2020	3/1/2017	3/1/2020	$43.93	45,528	—	34,146	11,382	—
		2018 PSP	2018-2021	3/1/2018	3/1/2021	$66.11	69,576	—	—	—	69,576
		2019 PSP	2019-2022	3/1/2019	3/1/2022	$59.65	77,111	—	—	—	77,111
		2020 PSP	2020-2023	3/1/2020	3/1/2023	$45.86	—	122,768	—	—	122,768
TOTAL Mauricio Ramos (CEO)							246,468	153,894	63,730	11,382	325,250
Tim Pennington (CFO)	Deferred Share Plan	2017 DSP	2016	1/1/2017	1/1/2020	$43.93	10,103	—	10,103	—	—
		2018 DSP	2017	1/1/2018	1/1/2021	$66.11	7,031	—	2,320	—	4,711
		2019 DSP	2018	1/1/2019	1/1/2022	$59.65	9,339	—	2,802	—	6,537
		2020 DSP	2019	1/1/2020	1/1/2023	$45.86	—	13,657	—	—	13,657
	Performance Share Plan	2017 PSP	2017-2020	3/1/2017	3/1/2020	$43.93	22,480	—	16,860	5,620	—
		2018 PSP	2018-2021	3/1/2018	3/1/2021	$66.11	17,890	—	—	—	17,890
		2019 PSP	2019-2022	3/1/2019	3/1/2022	$59.65	18,992	—	—	—	18,992
		2020 PSP	2020-2023	3/1/2020	3/1/2023	$45.86	—	26,186	—	—	26,186
TOTAL Tim Pennington (CFO)							85,835	39,843	32,085	5,620	87,973

5.2 Summary of shares owned vs target

Millicom’s share ownership policy sets out the Compensation Committee’s requirements on the Global Senior Management Team to retain and hold a personal holding of common shares in the Company in order to align their interests with those of our shareholders. All Share Plan participants in the Global Senior Management Team are required to own Millicom shares to a value of a percentage of their respective base salary as of January 1 of each calendar year.

For that purpose, we continue to uphold our share ownership requirements for our top 50 roles:

Global Senior Management Level	% of Annual Base Pay
CEO	400
CFO	200
EVPs	100
General Managers and VPs	50

For the CEO and CFO:

	Awarded unvested subject to performance conditions	Awarded unvested not subject to performance conditions	Shares required to be held as % salary	Number of shares required to be held	Number of beneficially owned shares	Shareholding requirement met
Mauricio Ramos (CEO)	269,455	55,795	400%	102,307	194,432	Yes
Tim Pennington (CFO)	63,068	24,905	200%	29,927	58,635	Yes
Unless this requirement is met each year, no vested Millicom shares can be sold by the individual.

5.3 Details of share purchase and sale activity

During 2020 Mauricio Ramos disposed of 28,546 shares in a forced liquidation.

5.4 Board Compensation

Governance of Director Remuneration

Decisions on annual remuneration of Directors (“tantièmes”) are reserved by the Articles of Association to the general meeting of shareholders. Directors are prevented from voting on their own compensation. In accordance with resolution 16 of the AGM on June 25, 2020, the Nomination Committee of Millicom was instructed to propose Director remuneration for the period from the date of the 2020 AGM to the date of the AGM in 2021.

2020 Director Remuneration

During early 2020, in proposing Director Remuneration, the Nomination Committee, received input from an external compensation advisor, including market and peer benchmarking, and considered the frequency of meetings and complexity of Millicom’s business and governance structures. After consideration of these and other relevant aspects, the Nomination Committee proposed to keep the structure and amount of remuneration for each role for the Non-Executive Directors the same as the prior year.

a)Non-Executive Director Remuneration

Remuneration of the Non-Executive Directors comprises an annual fee and shares denominated in U.S. dollars. The remuneration is 100% fixed. Non-Executive Directors do not receive any fringe benefits, pensions or any form on variable remuneration. No remuneration was paid to any of the Non-Executive Directors in 2020 or 2019 from any other undertakings within the Millicom Group.

b)Executive Director Remuneration

Executive Directors do not receive any remuneration in their capacity as Directors.

Approval of 2020 Director Remuneration

The Nomination Committee’s proposal for Director remuneration was approved at the AGM on June 25, 2020.

Name of Director	Year	Cash-based fee ($000's)	Share-based fee (ii) ($000's)	Total ($000's)
	(i)
Mr. José Antonio Rios Garcia	2020	100	200	300
Chair of the Board	2019	166	200	366
Ms. Pernille Erenbjerg A	2020	122.5	150	272.5
Deputy Chair of the Board Chair of the Compensation Committee	2019	200	150	350
Mr. Odilon Almeida	2020	75	100	175
Chair of the Compliance and Business Conduct	2019	73	100	173
Mr. Tomas Eliasson	2020	95	100	195
Chair of the Audit Committee	2019	111	100	211
Ms. Mercedes Johnson A, CBE	2020	85	100	185
	2019	73	100	173
Mr. Lars-Åke Norling C, CBE	2020	75	100	175
	2019	106	100	206
Mr. James Thompson A, C	2020	85	100	185
	2019	142	100	242
Former Director
Ms. Janet Davidson (until June 2020)	2019	86	100	186
Mr. Roger Solé Rafols (until May 2019)	2019	16	n.a.	16
Total	2020 (iii)	637.5	850	1,487.50
	2019 (iv)	973	950	1,923.00
(i) Remuneration covers the period from June 25, 2020 to the date of the AGM in May 2021 as resolved at the shareholder meeting on June 25, 2020 (2019: for the period from May 2, 2019 to June 25, 2020).
(ii) Share based compensation for the period from June 25, 2020 to May 2021 was based on the market value of Millicom shares on July 2, 2020 and represented a total of 32,358 shares (2019: 16,607 shares).

A Member of Audit Committee

C Member Compensation Committee

CBE Member Compliance and Business Ethics Committee

(iii) Total remuneration for the period from June 25, 2020 to May 2021 after deduction of applicable withholding tax at source comprised 71% in shares and 29% in cash (2019: 73% in shares and 27% in cash).
(iv) At the EGM of shareholders held on January 7, 2019, the shareholders resolved to increase the Directors remuneration following the Company’s listing on the NASDAQ Stock Market in the US, and for the period from January 7, 2019 to the 2019 AGM on May 2, 2019. The increase amounted in total to $270 thousand.

5.5 2020 AGM vote

	Votes For	%	Votes Against	%	Abstentions	%
Directors Remuneration	44,672,372	99.45%	143,144	0.32%	101,749	0.23%
Senior management Remuneration Guidelines and Policy	43,435,104	96.70%	1,383,855	3.08%	98,306	0.22%

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
•    Proposal of the Chairman of the AGM; and
•    The procedure for the appointment of the Nomination Committee
Under the terms of the Procedure on Appointment of the Nomination Committee and Determination of the Committee, the Nomination Committee consists of at least three members, appointed by the largest shareholders of Millicom who wish to assert the right to appoint a member. In accordance with the resolution of the 2020 AGM, in consultation with the largest shareholders as of the last business day of June 2020, the current Nomination Committee was formed during October 2020. The members of the Nomination Committee are Mr. John Hernander, appointed by Nordea Investment Funds; Mr. Jan Andersson, appointed by Swedbank Roburt; Mr. Peter Guve, appointed by AMF Pensionsförsäkring AB; and Mr. Staley Cates appointed by Southeastern Asset Management, as well as Mr. José Antonio Ríos García as Chairman of the Board of Millicom. The Nomination Committee appointed Mr. John Hernander as Chairman at their first meeting.
MIC S.A.’s Amended and Restated Articles of Association provide that the Board of Directors must comprise at least six members. The members of the Board of Directors are elected at the AGM which, as required by MIC S.A.’s Amended and Restated Articles of Association and the Luxembourg law of August 10, 1915 on Commercial Companies (as amended), must be held within six months of the end of the fiscal year. At the AGM held June 25, 2020, the number of MIC S.A.’s directors was set at eight and the current directors and the Chairman were elected until the time of the next AGM. The next AGM is scheduled to be held on May 4, 2021.
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
Compensation Committee. Pursuant to its charter, the Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation of the CEO and the other senior managers as well as management succession planning. The evaluation of the CEO is conducted by the Compensation Committee. The evaluation criteria and the results of the evaluation are then discussed by the Compensation Committee Chairman with the entire Board. The members of the Compensation Committee are Ms. Erenbjerg (Chair), Mr. Norling and Mr. Thompson.
The Board, based on guidelines by the Compensation Committee, proposes the remuneration of senior management. Remuneration of the CEO requires Board approval. The guidelines for remuneration of senior management, including STI and LTI, and the share-based incentive plans for Millicom’s employees are approved by the shareholders at the AGM.
Compliance and Business Conduct Committee. MIC S.A.’s Compliance and Business Conduct Committee oversees and makes recommendations to the Board regarding Millicom Group’s compliance programs and standards of business conduct. More specifically, the Compliance and Business Conduct Committee:
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
The members of the Compliance and Business Conduct Committee are Mr. Almeida (Chairman), Ms. Johnson and Mr. Norling.
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
NASDAQ corporate governance exemptions
As a foreign private issuer incorporated in Luxembourg with its principal listing on the Nasdaq Stockholm, Millicom follows the laws of the Grand Duchy of Luxembourg, its “home country” for corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market’s Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders, the composition and independence requirements of the Nominations Committee and the Compensation Committee and the requirement to have regularly scheduled meetings at which only independent directors are present. The Nasdaq Stock Market’s rules provide for a quorum of no less than 33 1/3% of

Millicom’s outstanding shares. However, Millicom’s Amended and Restated Articles of Association provide that no quorum is required. The Nasdaq Stock Market’s rules provide for the involvement of independent directors in the selection of director nominees. However, Millicom relies on its home country practices, in lieu of this requirement, which permit its director nominations committee to be comprised of shareholder representatives. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nomination Committee.” The Nasdaq Stock Market’s rules require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation Committee, Millicom will be relying on its home country practices, in lieu of this requirement, which do not require the Compensation Committee to be comprised solely of directors who qualify as independent for such purposes. The Nasdaq Stock Market’s rules require listed companies to have regularly scheduled meetings at which only independent directors are present. However, Millicom follows its home country practices instead, which do not impose such a requirement.

D.    Employees
On average, the Millicom Group had approximately 21,419 employees in 2020, 22,375 employees in 2019 and 21,403 employees in 2018. Management believes that relations with the employees are good. Some of our employees belong to a union and approximately 17% of our employees participated in collective agreements on average during 2020. The temporary employees of the Company corresponded to 5% of the average total number of employees in 2020.

E.    Share Ownership
The table below sets forth information regarding the beneficial ownership of our common shares as of January 1, 2021, by our directors and senior management. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of common shares.

Shareholder	Common Shares	Percentage of Common Shares
Mr. José Antonio Ríos García, Chairman of the Board of Directors	13,427	—%
Ms. Pernille Erenbjerg, Deputy Chairman	9,030	—%
Mr. Odilon Almeida, Director	8,893	—%
Mr. Tomas Eliasson, Director	9,510	—%
Mr. Lars-Åke Norling, Director	6,643	—%
Ms. Mercedes Johnson, Director	5,555	—%
Mr. James Thompson, Director	12,962	—%
Mr. Mauricio Ramos, Executive Director and Chief Executive Officer	194,432	—%
Mr. Tim Pennington, Senior Executive Vice President, Chief Financial Officer	58,635	—%
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America	29,744	—%
Mr. Xavier Rocoplan, Executive Vice President. Chief Technology and Information Officer	38,623	—%
Mr. Karim Lesina, Executive Vice President, Chief External Affairs Officer	—	—%
Mr. Salvador Escalon, Executive Vice President, Chief Legal and Compliance Officer	42,012	—%
Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer	711	—%
Directors and members of the Executive Team as a group	430,177*	—%

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
The table below sets out beneficial ownership of our common shares (directly or through SDRs), par value $1.50 each, by each person who beneficially owns more than 5% of our common stock at December 31, 2020.

Name of Shareholder	Common Shares	Percentage of Share Capital
Swedbank Robur Fonder AB (1)	9,954,857	9.8%

(1) As of December 31, 2020, Swedbank Robur Fonder AB held 9,954,857 of our common shares (9.8% of common shares then outstanding). As of December 31, 2019, Swedbank Robur Fonder AB held 5,276,526 of our common shares (5.2% of common shares then outstanding). As of December 31, 2018, Swedbank Robur Fonder AB held 1,508,980 of our common shares (1.5% of common shares then outstanding).

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
Based upon the SDR ownership reported by Euroclear Sweden AB, as of December 31, 2020 there were 134 SDR holders in the United States holding 15,063,929 SDRs (representing 14.8% of the outstanding share capital as of such date). According to the records held by American Stock Transfer & Trust Company (“AST”) reported as of December 31, 2020, there were 82 shareholders in the United States holding 8,583,424 common shares (representing 8.4% of the outstanding share capital as of such date).
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
The Company conducts transactions with certain related parties on normal commercial terms and conditions. Below Millicom Group’s significant related parties:
Kinnevik AB (Kinnevik) and subsidiaries, Millicom’s previous principal shareholder until November 14, 2019, date on which Millicom SDRs were paid out to the shareholders of Kinnevik. See 'Introduction' note and note G.5. to our audited consolidated financial statements for additional details.

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

Kinnevik
Kinnevik is a Swedish company with interests in the telecommunications, media, publishing, paper and financial services industries. For most of 2019, Kinnevik was Millicom's largest shareholder and the beneficial owner of approximately 37.2% of MIC S.A.’s share capital. However, as from November 2019, Kinnevik no longer owns any beneficial interest in Millicom.
During 2019 and 2018 , the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services. Transactions and balances with Kinnevik Group companies are disclosed under Other in the tables below.
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
Cable Onda Partners
Our partners in Panama are the non-controlling shareholders of Cable Onda and own 20% of the company, and indirectly 20% of Grupo de Comunicaciones Digitales S.A. (formerly Telefonica Moviles Panama, S.A.), which was acquired by Cable Onda in August 2019. Additionally, they also hold interests in several entities which have purchasing and selling recurring commercial operations with Cable Onda (such as the sale of content costs, delivery of broadband services, etc.).
The Company had the following expenses and income and gains from transactions with related parties for the periods indicated:

	Year ended December 31
Expenses from transactions with related parties	2020	2019	2018
	(US$ millions)
Purchases of goods and services from Miffin	(216)	(214)	(175)
Purchases of goods and services from EPM	(37)	(42)	(40)
Lease of towers and related services from HTA(i)	—	(146)	(28)
Other expenses	(57)	(10)	(1)
Total	(310)	(412)	(244)

(i) HTA ceased to be a related party on October 15, 2019.

	Year ended December 31
Income and gains from transactions with related parties	2020	2019	2018
	(US$ millions)
Sale of goods and services to Miffin	327	306	284
Sale of goods and services to EPM	15	13	17
Other revenue	2	3	2
Total	343	322	303
As at December 31, the Company had the following balances with related parties:

	2020	2019
	(US$ millions)
Liabilities
Payables to Guatemala joint venture(i)	231	361
Payables to Honduras joint venture(ii)	103	133
Payables to EPM	20	37
Payables to Panama non-controlling interests	1	—
Other accounts payable	1	—
Total	356	531

(i)    Shareholder loans bearing interest. Out of the amount above, $29 million are due over more than one year.
(ii)    Amount payable mainly consist of dividend advances for which dividends are expected to be declared later in 2019 and/or shareholder loans.
(iii)    HTA ceased to be a related party on October 15, 2019.

	2020	2019
	(US$ millions)
Assets
Receivables from EPM	3	3
Receivables from Guatemala joint venture (i)	206	11
Receivables from Honduras joint venture (ii)	84	11
Receivables from Panama non-controlling interests	1	—
Receivable from AirtelTigo Ghana (iii)	—	43
Other accounts receivable	5	4
Total	299	73

(i) In October 2020, Millicom granted a shareholder loan of $193 million to Guatemala (out of which $39 million is due after more than one year as of December 31, 2020). The loan bears interests at 4% p.a. and is repayable by January 13, 2022, at the latest. Together with other shareholder and external financings, the proceeds were used to repay the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 (note A.2.2.).
(ii) In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefonica Cellular S.A. acquired the shares of Navega S.A. de CV from its existing shareholders. The sale consideration will be payable in several installments with a final settlement in November 2023. As of December 31, 2020, $51 million out of a total receivable of $79 million is due after more than one year and therefore disclosed in non-current assets. The disposal also triggered the recognition of a net gain of $ 4 million, under ‘Other operating income (expenses), net’ in the Group's statement of income, corresponding to the portion of gain realized on the unrelated investors' interests in the joint venture (i.e. 33.33%).
(iii) In 2020, and as a result of the significant deterioration of the credit risk of AirtelTigo Ghana, combined with other unfavorable economic factors, Millicom concluded that this related party loan was underperforming and should be impaired. As a consequence, the Group fully impaired this receivable of $45 million during the year, disclosed under ' Other operating income (expenses), net' in the income statement.

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
•    regulatory claims, which consist primarily of consumer claims, as well as complaints regarding the locations of antennae and other equipment; and
•    labor and employment claims, including claims for wrongful termination and unpaid severance or other benefits.
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
•the application of the territoriality principle in the determination of the taxable base of municipal taxes in Colombia and Nicaragua and
•the application of withholding taxes on dividends in Nicaragua.
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
In 2020, with the aim of preserving liquidity and financial flexibility, the Company's Board of Directors determined that no dividend be paid, and recommended that profit for the 2019 year be allocated to unappropriated net profit carried forward. This proposal was approved by shareholders at the AGM. During the period from February 28, 2020 to April 3, 2020, Millicom repurchased an aggregate amount of 350,000 shares (in the form of Swedish Depository receipts) under the share repurchase plan approved at the 2019 AGM. No shares have been repurchased under the share repurchase plan approved at the 2020 AGM.
On May 2, 2019, a dividend distribution of $2.64 per share (or $267,571,480 in the aggregate) from MIC S.A.'s profit or loss brought forward account at December 31, 2018, was approved by the shareholders at the AGM to be distributed in two equal installments, one of which was paid on May 10, 2019 and the other of which was paid on November 12, 2019. During 2019, no shares were repurchased.
On May 4, 2018, a dividend distribution of $2.64 per share (or $266,022,071 in the aggregate) from MIC S.A.’s profit or loss brought forward account at December 31, 2017, was approved by the shareholders at the AGM and distributed in two equal installments, one of which was paid on May 15, 2018 and the other of which was paid on November 14, 2018. During 2018, no shares were repurchased.

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
The articles of association of MIC S.A. define its purpose inter alia as follows: “... to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any

Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise”. At the extraordinary general meeting of shareholders held on January 7, 2019, the shareholders adopted the Amended and Restated Articles of Association, filed herewith as Exhibit 1.1..
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
Redemption of Shares
The amended and restated articles of association provide for the possibility and set out the terms for the repurchase by MIC S.A. of its own shares, which repurchase must be approved in accordance with applicable law and the rules of any exchange on which MIC S.A.’s shares are listed. A share repurchase plan was approved at our 2020 AGM authorizing the Board of Directors, at any time between June 25, 2020 and the date of the 2023 AGM, provided the required levels of distributable reserves are met by MIC S.A. at that time, either directly or through a subsidiary or a third party, to engage in a share repurchase plan of MIC S.A.’s common shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Share Repurchase Plan”) by using its available cash reserves.
The maximum number of Shares that may be acquired in each of the periods between (i) June 25, 2020 up until December 31, 2021, and (ii) January 1, 2022 and the date of the annual general meeting to be held in 2023, may not exceed the higher of 10,000,000 Shares or ten per cent (10%) of Millicom's outstanding share capital as per January 1, 2020 for the first period, and as per December 31, 2021 for the second period; provided further that the maximum number of Shares that may be acquired under this three-year Share Repurchase Plan shall not exceed 15,000,000 Shares in total.
For Shares repurchased on a regulated market where the shares are traded, the price per Share shall be within the registered interval for the share price prevailing at any time (the so called spread), that is, the interval between the highest buying rate and the lowest selling rate of the Shares on the market on which the purchases are made. For any other Shares repurchased, the price per share may not exceed 110% of the most recent closing trading price of the Shares on the Nasdaq Stock Market in the U.S., provided that the minimum repurchase price is above SEK 50 (or USD equivalent).
The Share Repurchase Plan may not have the effect of reducing Millicom's net assets and reserves under the limit required by the 1915 Law or the Articles of Association of the Company. Only fully paid-up Shares may be included in repurchase transactions made under the Share Repurchase Plan.
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
C.    Material Contracts
4.500% Senior Notes
On October 19, 2020, MIC S.A. issued $500 million 4.500% senior notes that mature on April 27, 2031. The notes were issued pursuant to the Indenture for the $500 million 4.500% Senior Notes due 2031 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 27, 2020, included as Exhibit 4.10 to this Annual Report.
Revolving Credit Facility
MIC S.A. has a $600 million revolving credit facility that matures on October 15 2025, with option to extend for two 1 year periods. The facility is governed by the amended and restated multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated October 15, 2020, included as Exhibit 4.3 to this Annual Report.
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
Stock Purchase Agreements for Telefonica CAM
On February 20, 2019, MIC S.A., Telefonica Centroamerica Inversiones, S.L. (“Telefonica Centroamerica”) and Telefonica S.A. (“Telefonica”) entered into a share purchase agreement pursuant to which, subject to the terms and conditions contained therein, MIC S.A. agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., from Telefonica Centroamerica (the “Panama Acquisition”).
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a share purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica de Costa Rica TC, S.A., from Telefonica (the “Costa Rica Acquisition”). On May 2, 2020, MIC S.A. terminated the Costa Rica Acquisition share purchase agreement. As a result of such termination, Telefonica filed a complaint against Millicom followed by an amended complaint, which seeks unspecified damages, costs, and fees. Millicom believes the complaint is without merit and is vigorously defending against it on the basis that Millicom was entitled to terminate the Costa Rica Acquisition, since the required closing conditions were not met by the contractual due date.
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a share purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition,” and together with the Panama Acquisition and the Costa Rica Acquisition, the “Telefonica CAM Acquisitions”).

US$750 million 6.250% Senior Notes

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
SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond
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
This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ending December 31, 2020. However, our PFIC status for any taxable year is an annual determination that depends on the composition of our income and assets and the market value of our assets, which may change from time to time. In addition, if we expand our lending activities in the future in any significant fashion, our risk of becoming a PFIC will increase. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK
Financial risk management
Millicom regularly performs risk management assessments and reviews to identify its major risks and to take the necessary steps to mitigate such risks. The principal market risks to which we are exposed are interest rate risk, foreign currency exchange risk and non-repatriation. Each year Millicom Group Treasury revisits and presents to the Audit Committee updated Treasury and Financial Risks Management policies ("Group Treasury Policy"). The Millicom Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Millicom Group’s performance in line with its Group Treasury Policy. This policy was last reviewed in late 2020.
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

On December 31, 2020 and 2019, the fair value of derivatives held by the Millicom Group may be summarized as follows:

	2020	2019
	(US$ millions)

Derivatives
Cash flow hedge derivatives - asset	28	—
Cash flow hedge derivatives - liability	(16)	(17)
Net derivative asset (liability)	12	(17)
Interest rate risk
Debt and financing issued at floating interest rates expose the Millicom Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Millicom Group to fair value interest rate risk. The Millicom Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Millicom Group’s policy is to maintain a combination of fixed and floating rate debt with target that more than 75% of the debt be at fixed rates. The Millicom Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2020, approximately 84% of the Millicom Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2019: 76%).
The table below summarizes, as at December 31, 2020, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2020
Fixed rate financing	80	90	268	561	269	3,498	4,766
Weighted average nominal interest rate	5.81%	5.62%	7.69%	5.44%	5.54%	5.56%	5.67%
Floating rate financing	33	17	171	250	197	256	926
Weighted average nominal interest rate	1.89%	1.28%	2.76%	1.27%	4.49%	0.40%	0.91%
Total	113	107	439	811	467	3,755	5,691
Weighted average nominal interest rate	4.65%	4.95%	5.76%	4.15%	5.09%	5.21%	4.90%
The table below summarizes, as at December 31, 2019, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2019
Fixed rate financing	118	117	118	332	431	3,428	4,543
Weighted average nominal interest rate	6.32%	5.46%	5.01%	7.24%	5.44%	5.81%	5.86%
Floating rate financing	68	38	27	185	654	457	1,429
Weighted average nominal interest rate	2.97%	1.77%	1.41%	3.25%	4.26%	0.96%	1.52%
Total	186	155	145	517	1,085	3,884	5,972
Weighted average nominal interest rate	5.10%	4.55%	4.34%	5.81%	4.73%	5.24%	4.82%

A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2020 would increase or reduce profit before tax from continuing operations for the year by approximately US$9 million (2019: US$14 million).

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
In May 2019, MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the issuance of the SEK 2 billion (approximately $208 million) senior unsecured sustainability bond. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2020, the fair values of the swaps amount to an asset of $23 million.
Interest rate and currency swaps in Costa Rica, Colombia and interest rate swaps in El Salvador
Our operations in Colombia, El Salvador and Costa Rica also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At December 31, 2020, the fair value of El Salvador swaps amount to a liability of $3 million (December 31, 2019: a liability of $3 million), Costa Rica swaps amount to a liability of $5 million and an asset of $1 million (December 31, 2019: liability of $14 million) and the fair value of Colombia swaps amount to a liability of $7 million (December 31, 2019: nil).
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
No other financial instruments have a significant fair value at December 31, 2020.
Foreign currency risk
The Millicom Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. In the years ended December 31, 2020, 2019 and 2018, foreign currency exchange rate fluctuations resulted in a loss of $69 million, a loss of $32 million and a gain of $40 million, respectively.
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
The following table summarizes debt denominated in US dollars and other currencies at December 31, 2020 and 2019.

	2020	2019
	(US$ millions)
December 31
Debt denominated in US dollars	3,384	3,535
Debt denominated in currencies of the following countries:
Colombia	614	531
Chad		—
Tanzania	40	14
Bolivia	337	350
Paraguay	180	206
El Salvador(i)	118	268
Panama(i)	869	918
Luxembourg (SEK denominated)	41	43
Costa Rica	107	107
Other		—
Total debt denominated in other currencies	2,307	2,437
Total debt	5,691	5,972
(i) El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).

At December 31, 2020, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $45 million (2019: $17 million ). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.
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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
    As of December 31, 2020, MIC S.A., under the supervision and with the participation of the Millicom Group’s management, including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Millicom Group’s disclosure controls and procedures. The Millicom Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Millicom Group’s management to allow timely decisions regarding required disclosures. The Millicom Group’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

    Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2020 the Millicom Group’s disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the U.S. Securities and Exchange Commission’s (the “SEC”) rules and forms.

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

    The Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

    Based on its assessment, management believes that, as of December 31, 2020, the Company’s internal control over financial reporting is effective based on those criteria.

    The Company’s internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young S.A., the Company’s external independent registered public accounting firm, as stated in its report which follows.

C. Attestation Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Millicom International Cellular S.A.
Opinion on Internal Control Over Financial Reporting
We have audited Millicom International Cellular S.A.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Millicom International Cellular S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2020 consolidated financial statements of the Company and our report dated March 10, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé

Luxembourg,
Grand Duchy of Luxembourg
March 10, 2021

D. Changes in Internal Control over Financial Reporting
There were no changes in Internal Control over Financial Reporting during the year.

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

Item 16B. Code of Ethics
    Millicom has a Code of Conduct that applies to all employees and management. In May 2019, the Code of Conduct was amended to specify in greater detail our responsibility to regulators and shareholders, and clarify the duty of our employees to report concerns regarding accounting, internal controls, or auditing issues. In the year ended December 31, 2020, Millicom did not waive compliance with its Code of Conduct by its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available at https://www.millicom.com/our-responsibility/compliance/millicom-code-of-conduct/.

Item 16C. Principal Accountant Fees and Services
    The following table summarizes the aggregate amounts paid to Millicom’s auditors for the years ended December 31, 2020 and 2019.

	2020	2019
	(US$ millions)
Audit fees	5.8	6.8
Audit related fees	0.5	1.3
Tax fees	0.1	0.1
Other fees	0.1	0.6
Total	6.4	8.8
    Audit related services consist principally of consultations related to financial accounting and reporting standards, including making recommendations to management regarding internal controls and the issuance of certifications for debt and bonds. Tax services consist principally of tax advisory services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2020 and 2019 were approved by the audit committee.

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

ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. EXHIBITS

1.1	Amended and Restated Articles of Association of Millicom International Cellular S.A.
2.1	Description of Share Capital
4.1
Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)

4.2*
Amended and Restated Multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated October 15, 2020

4.3	Indenture for the $750,000,000 6.25% Senior Notes due 2029 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated March 25, 2019
4.4	First Supplemental Indenture to the Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG, dated as of May 30, 2018

4.5	Term facility agreement for Millicom International Cellular S.A. arranged by DNB Bank ASA, Sweden Branch and Nordea Bank Abp, Filial i Sverige dated April 24, 2019
4.6	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2024
4.7*	Indenture for the $500,000,000 4.500% Senior Notes due 2031 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 27, 2020
8.1	List of significant subsidiaries
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young S.A.
15.2*	Consent of Ernst & Young S.A.
99.1*	Audited financial statements of Comunicaciones Celulares, S.A. as at December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
101.INS*	XBRL Instance Document
101.SC*	XBRL Taxonomy Extension Schema Document
101.CA*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DE*	XBRL Taxonomy Extension Definition Linkbase Document
101.LA*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

______________________

*    Filed herewith
**    Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date:	March 10, 2021	By:	/s/ Tim Pennington
Name: Tim Pennington
Title: Senior Executive Vice President, Chief Financial Officer

		By:	/s/ Mauricio Ramos
Name: Mauricio Ramos
Title: Executive Director and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom International Cellular S.A. at December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018
Report of independent registered public accounting firm	F-2
Consolidated statement of income for the years ended December 31, 2020, 2019 and 2018	F-6
Consolidated statement of comprehensive income for the years ended December 31, 2020, 2019 and 2018	F-7
Consolidated statement of financial position at December 31, 2020 and 2019	F-8
Consolidated statement of cash flows for the years ended December 31, 2020, 2019 and 2018	F-10
Consolidated statement of changes in equity for the years ended December 31, 2020, 2019 and 2018	F-12
Notes to the audited consolidated financial statements	F-14

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Millicom International Cellular S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Millicom International Cellular S.A. (the “Group“) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2021 expressed an unqualified opinion thereon.

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

Revenue recognition

Description of the Matter	As described in Note B.1.1 of the consolidated financial statements, the Group’s revenue, amongst others, includes bundled offers (e.g., sales of telecom services and sale of handsets) and Principal vs. Agent considerations (i.e., some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer). Auditing bundled offers was especially challenging and involved complex auditor judgment because these arrangements involve multiple deliverables and elements which require the identification of separate performance obligations and allocation of the transaction price to those obligations. The transaction price is recognized in accordance with the transfer of goods or services to customers in an amount that reflects their relative stand-alone selling prices (e.g. the revenue from the sale of telecom services is recognized over time and the revenue from the sale of handsets is recognized at a point in time). In addition, auditing Principal vs. Agent considerations was especially challenging and involved auditor judgment to determine whether the Group has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). In addition, auditing the information technology infrastructure used by the Group to capture complete and accurate revenue information (e.g. the set-up of customer accounts, pricing data, segregation of duties, reconciliation from billing system to the general ledger) to recognize revenues was especially challenging. There were challenges in obtaining an understanding of the structure of the complex systems and processes used to capture the large volumes of customer data. Furthermore, judgment was required to evaluate the relevant data that was captured and aggregated, and to assess the sufficiency of the audit evidence obtained.
How We Addressed the Matter in Our Audit	Our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls over the accounting for bundled offers (including identification of separate performance obligations and allocation of the transaction price to those obligations) and Principal vs. Agent considerations. Our audit procedures also included assessing the overall IT control environment and the IT controls in place, assisted by our information technology professionals. For example, we evaluated the design and tested the operating effectiveness of controls around access rights, system development, program changes and IT dependent business controls to establish that changes to the system were appropriately authorized, developed, and implemented including those over: set-up of customer accounts, pricing data, segregation of duties and the linkage to usage data that drives revenue recognition. In addition, we tested the end-to-end reconciliation from the billing systems to the general ledger. We also tested journal entries processed between the billing systems and general ledger. We assessed the accounting for credits and discounts and tested, on a sample basis, the accuracy of customer invoices. We assessed the assumptions used by management to determine the allocation of the transaction price, after consideration of these credits and discounts, to telecom services and handsets and tested the stand-alone selling prices. We obtained a sample of customer contracts, including modifications to the contracts, and compared customer contract terms to the revenue systems. We evaluated management’s Principal vs. Agent considerations and conclusions. We evaluated the adequacy of the related disclosures

Impairment testing of Goodwill

Description of the Matter	As of December 31, 2020, the Group's goodwill balance was USD 1,659 million. As described in Note E.1.1 of the consolidated financial statements, goodwill from cash-generating units (CGUs) is tested at least each year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Auditing management’s goodwill impairment testing was especially challenging considering the uncertainties resulting from the current coronavirus pandemic situation and involved complex management and auditor judgment due to the significant assumptions used to determine the recoverable values of each of the Group’s CGUs. For example, the recoverable values based on value-in-use, determined using the method of discounted cash flows, were sensitive to significant assumptions, such as the projected EBITDA margin, CAPEX intensity (defined as CAPEX divided by total revenues), perpetual growth rates and weighted average cost of capital. These are affected by expectations about future market or economic conditions which are uncertain.
How We Addressed the Matter in Our Audit	Our audit procedures included, among others, obtaining an understanding of and evaluating the design and testing the operating effectiveness of the Group’s controls over its impairment testing. For example, we tested controls over management’s evaluation of the significant assumptions used in the discounted cash flows to develop the recoverable values of each of the Group’s CGUs. Our audit procedures also included inspecting the business plans used in the impairment analysis, comparing the plans to those used in other areas of the audit and evaluating the methodology used. We involved our valuation specialists to assist with our audit procedures to test the discounted cash flows and management’s valuation methodologies and assumptions. For example, our valuation specialists assisted us in comparing the significant assumptions listed above with publicly available information and external market data, and in evaluating management’s sensitivity analysis. We also assessed the completeness and accuracy of the underlying data through our inspection of and comparison to historical information. We evaluated the adequacy of the related disclosures.

Uncertain tax positions

Description of the Matter	As described in Note G.3.2 of the consolidated financial statements, the Group operates in developing countries where the tax systems, regulations and enforcement processes have varying stages of development creating uncertainty regarding the application of the tax law and interpretation of tax treatments. The Group is also subject to regular tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is therefore uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the outcome. At December 31, 2020, the tax risks exposure of the Group's subsidiaries is estimated at USD 339 million, for which provisions of USD 77 million have been recorded in tax liabilities. The Group's share of tax exposure and provisions in its joint ventures amounts to USD 69 million and USD 7 million, respectively.

Auditing management’s analysis of the Group’s uncertain tax positions and the related uncertain tax positions was especially challenging because the analysis is complex and involves significant management and auditor judgment and estimation. Each tax position involves unique facts and circumstances that must be evaluated, and there may be many uncertainties around initial recognition and de-recognition of tax positions, including regulatory changes, litigation and examination.

How We Addressed the Matter in Our Audit	Our audit procedures included, among others, obtaining an understanding of and evaluating the design and testing the operating effectiveness of the Group’s controls relating to uncertain tax positions. For example, we tested controls over management’s identification of uncertain tax positions and its application of the recognition and measurement principles, including management’s review of the inputs and calculations of uncertain tax positions. Our audit procedures included, among others, evaluating the assumptions the Group used to develop its uncertain tax positions and related unrecognized tax positions by jurisdiction. For example, we compared the estimated liabilities for unrecognized tax positions to similar positions in prior periods and assessed management’s consideration of current tax treatments and litigation and trends in similar positions challenged by tax authorities. We also assessed the historical accuracy of management’s estimates of its unrecognized tax positions by comparing the estimates with the resolution of those positions. In addition, we involved our tax professionals to assist us in evaluating the application of relevant tax laws and the Group’s interpretation of such laws in its recognition determination. We also tested the completeness and accuracy of the underlying data used by the Group to calculate its uncertain tax positions. We evaluated the adequacy of the Group’s disclosures.

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
We have served as the Group’s auditor since 2012.

Luxembourg, Grand Duchy of Luxembourg
March 10, 2021

Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018
Consolidated statement of income for the years ended December 31, 2020, 2019 and 2018

	Notes	2020	2019	2018 (i)
		(US$ millions)
Revenue	B.1.	4,171	4,336	3,946
Cost of sales	B.2.	(1,171)	(1,201)	(1,117)
Gross profit		3,000	3,135	2,829
Operating expenses	B.2.	(1,505)	(1,604)	(1,616)
Depreciation	E.2.2., E.3.	(890)	(825)	(662)
Amortization	E.1.3.	(318)	(275)	(140)
Share of profit in the joint ventures in Guatemala and Honduras	A.2.	171	179	154
Other operating income (expenses), net	B.2.	(12)	(34)	75
Operating profit	B.3.	446	575	640
Interest and other financial expenses	C.3.3., E.3.	(624)	(564)	(367)
Interest and other financial income		13	20	21
Other non-operating (expenses) income, net	B.5., C.7.3.	(106)	227	(39)
Profit (loss) from other joint ventures and associates, net	A.3.	(1)	(40)	(136)
Profit (loss) before taxes from continuing operations		(271)	218	119
Tax (charge) credit, net	B.6.	(102)	(120)	(112)
Profit (loss) from continuing operations		(373)	97	7
Profit (loss) from discontinued operations, net of tax	E.4.2.	(12)	57	(33)
Net profit (loss) for the period		(385)	154	(26)
Attributable to:
Owners of the Company		(344)	149	(10)
Non-controlling interests	A.1.4.	(41)	5	(16)
Earnings (loss) per common share for profit (loss) attributable to the owners of the Company:
Basic and diluted (US$ per common share) (ii)
— from continuing operations		(3.28)	0.92	0.23
— from discontinued operations		(0.12)	0.56	(0.33)
— Total	B.7.	(3.40)	1.48	(0.10)
(i)    2018 was not restated for the application of IFRS 16, as the Group elected the modified retrospective approach.
(ii) There are no dilutive potential ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018
Consolidated statement of comprehensive income for the years ended December 31, 2020, 2019 and 2018

	2020	2019	2018 (i)
	(US$ millions)
Net profit (loss) for the year	(385)	154	(26)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(19)	(4)	(81)
Change in value of cash flow hedges, net of tax effects	(1)	(16)	(1)
Other comprehensive income (not to be reclassified to the statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	(2)	—	—
Total comprehensive income (loss) for the period	(407)	133	(108)
Attributable to
Owners of the Company	(360)	131	(78)
Non-controlling interests	(48)	3	(30)
Total comprehensive income for the period arises from:
Continuing operations	(395)	76	(102)
Discontinued operations	(12)	57	(7)
(i)        2018 was not restated for the application of IFRS 16, as the Group elected the modified retrospective approach.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018
Consolidated statement of financial position at December 31, 2020 and 2019

	Notes	December 31, 2020	December 31, 2019 (i)
		(US$ millions)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	E.1.	3,403	3,195
Property, plant and equipment, net	E.2.	2,755	2,899
Right of use assets	E.3.	895	1,012
Investments in joint ventures	A.2.	2,642	2,797
Investments in associates	A.3.	24	25
Contract costs, net	F.5.	5	5
Deferred tax assets	B.6.	197	200
Derivative financial instruments	D.1.2.	27	—
Amounts due from non-controlling interests, associates and joint ventures	G.5.	90	39
Other non-current assets		77	66
TOTAL NON-CURRENT ASSETS		10,114	10,238

CURRENT ASSETS
Inventories	F.2.	37	32
Trade receivables, net	F.1.	351	371
Contract assets, net	F.5.	31	41
Amounts due from non-controlling interests, associates and joint ventures	G.5.	206	29
Prepayments and accrued income		149	156
Current income tax assets		96	119
Supplier advances for capital expenditure		21	22
Equity investments	C.7.3.	160	371
Other current assets		181	192
Restricted cash	C.5.	199	155
Cash and cash equivalents	C.5.	875	1,164
TOTAL CURRENT ASSETS		2,307	2,652
Assets held for sale	E.4.2.	1	5
TOTAL ASSETS		12,422	12,895
(i)    The consolidated statement of financial position at December 31, 2019 has been restated after finalization of the purchase accounting of our acquisitions in Nicaragua and Panama (note A.1.2.).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018
Consolidated statement of financial position at December 31, 2020 and 2019

	Notes	December 31, 2020	December 31, 2019 (i)
		(US$ millions)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	C.1.	630	633
Treasury shares		(30)	(51)
Other reserves	C.1.	(562)	(544)
Retained profits		2,365	2,222
Profit (loss) for the period attributable to equity holders		(344)	149
Equity attributable to owners of the Company		2,059	2,410
Non-controlling interests	A.1.4.	215	271
TOTAL EQUITY		2,274	2,680

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	C.3.	5,578	5,786
Lease liabilities	C.4.	897	988
Derivative financial instruments	D.1.2.	14	17
Amounts due to non-controlling interests, associates and joint ventures	G.5.	29	337
Payables and accruals for capital expenditure	E.1.	485	61
Provisions and other non-current liabilities	F.4.2.	328	322
Deferred tax liabilities	B.6.	209	285
TOTAL NON-CURRENT LIABILITIES		7,540	7,797

CURRENT LIABILITIES
Debt and financing	C.3.	113	186
Lease liabilities	C.4.	123	107
Put option liability	C.7.4.	262	264
Derivative financial instruments	D.1.2.	1	—
Payables and accruals for capital expenditure		345	348
Other trade payables		334	289
Amounts due to non-controlling interests, associates and joint ventures	G.5.	311	161
Accrued interest and other expenses		445	432
Current income tax liabilities		71	75
Contract liabilities	F.5.	90	82
Provisions and other current liabilities	F.4.1.	511	474
TOTAL CURRENT LIABILITIES		2,608	2,417
Liabilities directly associated with assets held for sale	E.4.2.	—	—
TOTAL LIABILITIES		10,148	10,215
TOTAL EQUITY AND LIABILITIES		12,422	12,895
(i)    The consolidated statement of financial position at December 31, 2019 has been restated after finalization of the purchase accounting of our acquisitions in Nicaragua and Panama (note A.1.2.).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018
Consolidated statement of cash flows for the years ended December 31, 2020, 2019 and 2018

	Notes	2020	2019	2018 (i)
		(US$ millions)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		(271)	218	119
Profit (loss) before taxes from discontinued operations	E.4.2.	(12)	59	(29)
Profit (loss) before taxes		(283)	276	91
Adjustments to reconcile to net cash:
Interest expense on leases		156	157	91
Interest expense on debt and other financing		468	408	282
Interest and other financial income		(13)	(20)	(21)
Adjustments for non-cash items:
Depreciation and amortization		1,208	1,111	830
Share of net profit in Guatemala and Honduras joint ventures	A.2.	(171)	(179)	(154)
(Gain) on disposal and impairment of assets, net	B.2., E.4.2.	20	(40)	(37)
Share based compensation	C.1.	24	30	22
Transaction costs assumed by Cable Onda	A.1.2.	—	—	30
Loss from other joint ventures and associates, net	A.3.	1	40	136
Other non-cash non-operating (income) expenses, net	B.5.	106	(227)	40
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(43)	(119)	(128)
Decrease (increase) in inventories		(6)	11	2
Increase (decrease) in trade and other payables, net		40	(61)	69
Increase (decrease) in contract assets, liabilities and costs, net		8	(2)	(9)
Total changes in working capital		(2)	(172)	(66)
Interest paid on leases		(151)	(141)	(89)
Interest paid on debt and other financing		(411)	(344)	(229)
Interest received		11	15	20
Taxes paid		(142)	(114)	(153)
Net cash provided by operating activities		821	801	792
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.	10	(1,014)	(953)
Proceeds from disposal of subsidiaries and associates, net of cash disposed		10	111	176
Purchase of intangible assets and licenses	E.1.4.	(202)	(171)	(148)
Purchase of property, plant and equipment	E.2.3.	(622)	(736)	(632)
Proceeds from sale of property, plant and equipment	E.3.	9	24	154
Proceeds from disposal of equity investments, net of costs		197	25	—
Dividends and dividend advances received from joint ventures	A.2.2.	71	237	243
Settlement of financial derivative instruments		—	—	(63)
Cash (used in) provided by other investing activities, net	D.1.2.	32	20	24
Net cash used in investing activities		(495)	(1,502)	(1,199)

Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018

	Notes	2020	2019	2018 (i)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	C.6.	1,470	2,900	1,155
Repayment of debt and other financing	C.6.	(1,744)	(1,157)	(530)
Loan advance to joint venture for repayment of debt	G.5.	(193)	—	—
Lease capital repayment		(116)	(107)	(17)
Advances and dividends paid to non-controlling interests	A.1./A.2.	(5)	(13)	(2)
Share repurchase program		(10)	—	—
Dividends paid to owners of the Company	C.2.	—	(268)	(266)
Net cash provided by (used in) financing activities		(598)	1,355	341
Exchange impact on cash and cash equivalents, net		(17)	(8)	(33)
Net (decrease) increase in cash and cash equivalents		(289)	645	(98)
Cash and cash equivalents at the beginning of the year		1,164	528	619
Effect of cash in disposal group held for sale	E.4.2.	—	(9)	6
Cash and cash equivalents at the end of the year		875	1,164	528
(i)    2018 was not restated for the application of IFRS 16, as the Group elected the modified retrospective approach.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018
Consolidated statement of changes in equity for the years ended December 31, 2020, 2019 and 2018

	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital(i)	Share premium (i)	Treasury shares	Retained profits(ii)	Other reserves (iii)	Total	Non- controlling interests	Total equity
	(US$ millions)
Balance on January 1, 2018	101,739	(1,195)	153	484	(106)	3,035	(472)	3,096	185	3,281
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax) (viii)	—	—	—	—	—	10	—	10	(4)	6
Total comprehensive income for the year	—	—	—	—	—	(10)	(68)	(78)	(30)	(108)
Dividends (iv)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(13)	(13)
Purchase of treasury shares	—	(70)	—	—	(6)	—	—	(6)	—	(6)
Share based compensation (v)	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share-based payment schemes	—	351	—	(2)	31	(5)	(22)	2	—	2
Effect of acquisition of Cable Onda (vii)	—	—	—	—	—	—	—	—	113	113
Put option reserve (vii)	—	—	—	—	—	(239)	—	(239)	—	(239)
Balance on December 31, 2018	101,739	(914)	153	482	(81)	2,525	(538)	2,542	251	2,792
Total comprehensive income for the year	—	—	—	—	—	149	(19)	131	3	133
Dividends (iv)	—	—	—	—	—	(267)	—	(267)	—	(267)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(132)	—	—	(12)	4	—	(8)	—	(8)
Share based compensation (v)	—	—	—	—	—	—	29	29	1	30
Issuance of shares under share-based payment schemes	—	465	—	(2)	41	(12)	(25)	1	—	1
Effect of restructuring in Tanzania(vi)	—	—	—	—	—	(27)	9	(18)	18	—
Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680

Consolidated financial statements for the years ended December 31, 2020, 2019 and 2018

	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital(i)	Share premium (i)	Treasury shares	Retained profits(ii)	Other reserves (iii)	Total	Non- controlling interests	Total equity
Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(344)	(15)	(360)	(48)	(407)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(8)	(8)
Purchase of treasury shares(ix)	—	(467)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation(v)	—	—	—	—	—	—	24	24	—	24
Issuance of shares under share-based payment schemes	—	521	—	(2)	40	(11)	(26)	1	—	1
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
(i)Share capital and share premium – see note C.1.
(ii)Retained profits – includes profit for the year attributable to equity holders, of which $310 million (2019: $306 million; 2018: $324 million) are not distributable to equity holders.
(iii)Other reserves – see note C.1.
(iv)Dividends – see note C.2.
(v)Share-based compensation – see note C.1.
(vi)Effect of the restructuring in Tanzania A.1.2.
(vii)Effect of the acquisition of Cable Onda S.A. See notes A.1.2. and C.7.4. for further details.
(viii)“IFRS 15, “Revenue from contracts with customers” and IFRS 9, “Financial Instruments” were adopted effective January 1, 2018 using the modified retrospective method. The impact of adoption was recorded as an adjustment to retained profits.
(ix)During the year ended December 31, 2020, Millicom repurchased 350,000 shares for a total amount of $10 million and withheld approximately 117,000 shares for settlement of tax obligations (2019: 132,162 ) on behalf of employees under share-based compensation plans.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
On March 9, 2021, the Board of Directors authorized these consolidated financial statements for issuance.
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
On December 31, 2015, Millicom deconsolidated its operations in Guatemala and Honduras which are, since that date and for accounting purposes, under joint control. However, when preparing and disclosing its segment information, the Group includes Honduras and Guatemala in the Latin America (Latam) segment figures as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions (see note B.3. Segmental information).
Millicom holds investments in online/e-commerce businesses in several countries in a tower infrastructure company in Africa (Helios Towers), as well as other small minority investments in other businesses such as micro-insurance (Milvik).
COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance
On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity, the effect of which was felt in our markets beginning in mid-March 2020.
Impact on our markets and business
Most governments in our markets implemented restrictions beginning in mid-March, and these were generally maintained throughout April, with some gradual relaxation of measures beginning in late May and June. According to data compiled by the University of Oxford, the lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily and a majority of our markets experienced very sharp reductions in mobility during the second quarter. This produced an immediate and significant decline in our prepaid mobile business. Since then, most of the governments in the countries in which we operate have gradually eased these restrictions and we have seen a corresponding increase in the mobility of people. Our prepaid mobile business was affected much faster than postpaid, and recovery has also been significantly quicker.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance (continued)
Impact of the crisis on accounting matters
As a consequence of this crisis, Millicom identified potential significant accounting implications in the following areas:
•Impairment of non-financial assets/goodwill/investments in joint ventures
As a result of this crisis, Millicom has noticed reduced economic activity across the countries where it operates, and its operations have been suffering lower revenues, EBITDA and margins, which might have indicated potential impairments.
In the second half of the year, our operations have shown encouraging signs of recovery and are actually over performing the forecasts used by management to carry out the impairment test as of June 30, 2020. The discount rates have also significantly decreased since the declaration of the outbreak and they have gradually returned to pre-pandemic levels. There were therefore no such indicators requiring management to carry out another impairment test for the second half of the year. With that said, in accordance with IFRS, management carried out its annual goodwill impairment test during the fourth quarter of 2020, using the Group's latest forecasts and again concluded that no impairment should be recorded in the Group Consolidated Financial Statements.
•Impairment of trade receivables
During Q2 2020, and as a result of worsening collections, the Group had recognised additional bad debt provisions for an amount of $32 million compared to the level of provisions recorded during Q1 2020 (pre-pandemic level) and $33 million compared to Q2 2019. However, collections have significantly improved during second half of 2020 and bad debt levels have returned to their pre-pandemic level comparing to Q1 2020. As of December 31, 2020, the total bad debt provisions cover close to 100% of the receivables overdue by more than 90 days.
•Revenue recognition
For countries restricted from disconnecting non paying customers at the beginning of the pandemic , such as El Salvador and Bolivia, the Group established a policy whereby operations stopped recognizing revenue after a certain number of invoices remained unpaid (usually 3 invoices - as these customers would be disconnected after 3 unpaid invoices in normal circumstances). The Group believed it was unlikely that it would collect the overdue invoiced amounts from these subscribers i.e. the 'Covid subscribers'. From that moment onwards after consideration of the guidance under IFRS 15.13, for 'Covid subscribers' the Group had only recognized revenue up to an amount equal to the consideration (cash) as and when received. Noteworthy, all our operations were finally allowed to apply free "lifeline" services for non-paying customers, with El Salvador and Bolivia being the latest to be able to apply it as from mid-2020.
As mentioned above, our markets and operations showed encouraging signs of recovery, and therefore any unrecognized revenue during second half of 2020 has been offset with the invoicing effect of prior unrecognized revenue. For the year ended December 31, 2020, the Group invoiced but unrecognized revenue amounts to $3.9 million.

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
The financial statements have been prepared on an historical cost basis, except for certain items including derivative financial instruments (measured at fair value) and financial instruments that contain obligations to purchase own equity instruments (measured at the present value of the redemption price).
This section contains the Group’s significant accounting policies that relate to the financial statements as a whole. Significant accounting policies specific to one note are included within that note. Accounting policies relating to non-material items are not included in these financial statements.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
The following table presents functional currency translation rates for the Group’s locations to the US dollar on December 31, 2020, 2019 and 2018 and the average rates for the years ended December 31, 2020, 2019 and 2018.

Exchange Rates to the US Dollar	Functional Currency	2020 Year-end Rate	2019 Year-end Rate	Change %	2020 Average Rate	2019 Average Rate	Change %	2018 Average Rate
Bolivia	Boliviano (BOB)	6.91	6.91	—	6.91	6.91	—%	6.91
Chad	CFA Franc (XAF)	n/a	n/a	n/a	n/a	n/a	n/a	571
Colombia	Peso (COP)	3,432.50	3,277	4.7%	3,695	3,296	12.1%	2,973
Costa Rica	Costa Rican Colon (CRC)	617.30	576	7.1%	590	588	0.3%	578
El Salvador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ghana	Cedi (GHS)	5.87	5.73	2.4%	5.75	5.33	7.9%	4.63
Guatemala	Quetzal (GTQ)	7.79	7.70	1.2%	7.73	7.71	0.3%	7.52
Honduras	Lempira (HNL)	24.20	24.72	(2.1)%	24.65	24.59	0.2%	23.99
Luxembourg	Euro (EUR)	0.82	0.89	(8.2)%	0.87	0.89	(2.1)%	0.85
Nicaragua	Cordoba (NIO)	34.82	33.84	2.9%	34.34	33.12	3.7%	31.55
Panama	Balboa (B/.) (i)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paraguay	Guarani (PYG)	6,900.11	6,453	6.9%	6,758	6,232	8.4%	5,743
Sweden	Krona (SEK)	8.23	9.37	(12.1)%	9.16	9.43	(2.9)%	8.71
Tanzania	Shilling (TZS)	2,318.95	2,299	0.9%	2,312	2,304	0.3%	2,274
United Kingdom	Pound (GBP)	0.73	0.75	(3.0)%	0.77	0.78	(1.2)%	0.75
(i) the balboa is tied to the United States dollar at an exchange rate of 1:1.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
New and amended IFRS accounting standards
The following changes to standards effective for annual periods starting on January 1, 2019 have been adopted by the Group:
IFRS 16 "Leases" primarily affects the accounting for the Group’s operating leases. The commitments for operating leases are now recognized as right of use assets and lease liabilities for future payments. As a result, on adoption, on January 1, 2019, an additional lease liability of $545 million has been recognized. The application of the new standard decreased operating expenses by $149 million, respectively, as compared to what our results would have been if we had continued to follow IAS 17 for year ended December 31, 2019. The impact of the adoption of the leasing standard and the new accounting policies are further explained below. The application of this standard also affects the Group’s depreciation, operating and financial expenses, debt and other financing, and leverage ratios see note C.3.. The change in presentation of operating lease expenses has resulted in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.
Below are details describing the impact of the adoption of IFRS 16 "Leases" on the Group’s financial statements. The amended accounting policies applied from January 1, 2019 are further disclosed in note C.4.
Explanation and effect of adoption of IFRS 16
The Group adopted the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Its application had no significant impact on the Group's retained profits. Comparatives for the 2018 financial statements were not restated.
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

$ millions	January 1, 2019
Operating lease commitments disclosed as at December 31, 2018	801
(Plus): Non lease components obligations	57
(Less): Short term leases recognized on a straight line basis as an expense	(3)
(Less): Low value leases recognized on a straight line basis as an expense	(2)
(Less): Contract included in the lease commitments but with starting date in 2019 and not part of the IFRS 16 opening balances	(17)
(Plus/Less): Other	(9)
Gross lease liabilities	828
Discounted using the lessee's incremental borrowing rate at the date of the initial application	(283)
Incremental lease liabilities recognized at January 1, 2019	545
(Plus): Finance lease liabilities recognized at December 31, 2018	353
Lease liabilities recognized at January 1, 2019	898

Of which are:
Current lease liabilities	86
Non-current lease liabilities	812

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

FINANCIAL POSITION $ millions	As at January 1, 2019 before application	Effect of adoption of IFRS 16	As at January 1, 2019 after application	Reason for the change
ASSETS
Property, plant and equipment, net	3,071	(307)	2,764	(i)
Right-of-use asset (non-current) NEW	—	856	856	(ii)
Prepayments	129	(6)	123	(iii)
LIABILITIES
Lease liabilities (non-current) NEW	—	812	812	(iv)
Debt and other financing (non-current)	4,123	(337)	3,786	(v)
Lease liabilities (current) NEW	—	86	86	(iv)
Debt and other financing (current)	458	(16)	442	(v)
Other current liabilities	492	(2)	490	(vi)
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
In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:
▪the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
▪reliance on previous assessments on whether leases are onerous
▪the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases
▪the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
▪the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.
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
•Amendments to the conceptual framework. The IASB has revised its conceptual framework.
•Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’.
•Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform - Phase 1. This amendment provides certain reliefs in relation to interest rate benchmark reforms. The reliefs relate to hedge accounting and have the effect that the reforms should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement.
•Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
•Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. This amendment provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.
The following changes to standards not yet effective are not expected to materially affect the Group:
•Amendments to IFRS 4 'Insurance contracts' (deferral of effective date of IFRS 9) - effective for annual periods starting on January 1, 2021- These amendments extend the effective date to apply IFRS 9 for insurance contracts to January 1, 2023 in order to align with the effective date of IFRS 7. These amendments will not have an impact for the Group.
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate.
Main reliefs provided by the Phase 2 amendments relate to:
•Changes to contractual cash flows: That is, when changing the basis for determining contractual cash flows for financial assets and liabilities required by the reform this will not result in an immediate gain or loss in the income statement but in an update of the effective interest rate (or an update in the discount rate to remeasure the lease liability as a result of the IBOR reform), and;
•Hedge accounting: That is, allowing hedge relationships that are directly affected by the reform to continue, though additional ineffectiveness might need to be recorded.
The Group has inventoried financial assets or liabilities (including lease liabilities), as well as hedging instruments, with IBOR features and concluded that it will not be significantly exposed to this reform. As a result, it does not expect any material effects on its consolidated financial statements from the reform and these amendments.
•Amendments to
◦IFRS 3 'Business Combinations' - Reference to Conceptual Framework
◦IAS 16 'Property, Plant and Equipment' - Proceeds before intended use
◦IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract
◦Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41
All of these amendments are effective for annual periods starting on January 1, 2022. These amendments have not yet been endorsed by the EU.
•Amendments to IAS 1, 'Presentation of Financial Statements' - effective for annual periods starting on January 1, 2023- This amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. These amendments have not yet been endorsed by the EU.
•IFRS 17, ‘Insurance contracts’, including amendments - effective for annual periods starting on January 1, 2023- IFRS 17 will not have an impact for the Group. IFRS 17 has not been yet endorsed by the EU.
•Amendments to IAS 1, 'Presentation of Financial Statements' and IFRS Practice Statement 2, 'Disclosure of Accounting policies'- effective for annual periods starting on January 1, 2023 - The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their 'significant' accounting policies with a requirement to disclose their 'material' accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. These amendments have not yet been endorsed by the EU.
•Amendments to IAS 8, 'Accounting policies, Changes in Accounting Estimates and Errors': Definition of accounting estimates - effective for annual periods starting on January 1, 2023 - The amendments are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. These amendments have not yet been endorsed by the EU.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
Estimates
Estimates are based on historical experience and other factors, including reasonable expectations of future events, including the effects of the COVID-19 pandemic. These factors are reviewed in preparation of the financial statements although, due to inherent uncertainties in the evaluation process, actual results may differ from original estimates. Estimates are subject to change as new information becomes available and may significantly affect future operating results. Significant estimates have been applied in respect of the following items:
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
•    Tax liabilities, in particular in respect of uncertainty over income tax treatments (see note F.4.);
•    Revenue recognition (see note B.1.1.);
•    Impairment testing including weighted average cost of capital (WACC), EBITDA margins, Capex intensity and long term growth rates (see note E.1.6.);

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
•    For leases, estimates in determining the incremental borrowing rate for discounting the lease payments in case interest rate implicit in the lease cannot be determined (see note E.3. );
•    Estimates for defined benefit obligations (see note B.4.2.);
•    Accounting for share-based compensation in particular estimates of forfeitures and future performance criteria (see notes B.4.1., B.4.3.).

A. The Millicom Group
The Group comprises a number of holding companies, operating subsidiaries and joint ventures with various combinations of mobile, fixed-line telephony, cable and wireless Pay TV, Broadband Internet and Mobile Financial Services (MFS) businesses. The Group also holds other small minority investments in other businesses such as micro-insurance (Milvik).

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Our main subsidiaries are as follows:

Entity	Country	Activity	December 31, 2020 % holding	December 31, 2019 % holding	December 31, 2018 % holding
Latin America			In %	In %	In %
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, MFS, Cable, DTH	100	100	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, MFS, Cable	100	100	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, PayTV	100	100	100
Cable Onda S.A (i).	Panama	Cable, PayTV, Internet, DTH, Fixed-line	80	80	80
Grupo de Comunicaciones Digitales, S.A. (formerly Telefonica Moviles Panama, S.A.)(ii)	Panama	Mobile	80	80	—
Telefonia Cellular de Nicaragua sa (ii)	Nicaragua	Mobile	100	100	—
Colombia Móvil S.A. E.S.P. (iii)	Colombia	Mobile	50-1 share	50-1 share	50-1 share
UNE EPM Telecomunicaciones S.A.(iii)	Colombia	Fixed-line, Internet, PayTV, Mobile	50-1 share	50-1 share	50-1 share
Edatel S.A. E.S.P. (iii)	Colombia	Fixed-line, Internet, PayTV, Cable	50-1 share	50-1 share	50-1 share
Africa
Sentel GSM S.A.(v)	Senegal	Mobile, MFS	—	—	—
MIC Tanzania Public Limited Company (vi)	Tanzania	Mobile, MFS	98.5	98.5	100
Millicom Tchad S.A. (v)	Chad	Mobile, MFS	—	—	100
Millicom Rwanda Limited (v)	Rwanda	Mobile, MFS	—	—	—
Zanzibar Telecom Limited (vi)	Tanzania	Mobile, MFS	98.5	98.5	85
Unallocated
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100	100
Millicom LIH S.A.	Luxembourg	Holding Company	100	100	100
MIC Latin America B.V.	Netherlands	Holding Company	100	100	100
Millicom Africa B.V.	Netherlands	Holding Company	100	100	100
Millicom Holding B.V.	Netherlands	Holding Company	100	100	100
Millicom International Services LLC	USA	Services Company	100	100	100
Millicom Services UK Ltd (iv)	UK	Services Company	100	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100	100
(i)    Acquisition completed on December 13, 2018. Cable Onda S.A. is fully consolidated as Millicom has the majority of voting shares to direct the relevant activities. See note A.1.2..
(ii)    Companies acquired during 2019. See note A.1.2..
(iii)    Fully consolidated as Millicom has the majority of voting shares to direct the relevant activities.
(iv) Millicom Services UK Ltd with registered number 08330497 will take advantage of an audit exemption to prepare stand alone financial statements for the year ended December 31, 2020 as set out within section 479A of the Companies Act 2006.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is also recorded in equity.

A.1.2. Acquisition of subsidiaries and changes in non-controlling interests in subsidiaries
Scope changes 2020
There were no material acquisitions in 2020.

Scope changes 2019
1. Telefonica CAM Acquisitions
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate share purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). While Millicom completed both acquisitions in Nicaragua and Panama, it announced on May 2, 2020 that it had terminated the Share Purchase Agreement in relation to the Costa Rica Acquisition (see note G.3.1.). The aggregate purchase price for the Telefonica Panama and Nicaragua Acquisitions was $1.08 billion, which has been subject to purchase price adjustments - see below.
Acquisition related costs for Nicaragua and Panama acquisitions included in the statement of income under operating expenses were approximately $16 million for the year 2019.
The finalization of the purchase accounting for the recent acquisitions had an effect on the following financial statements line items of the statement of financial position as of December 31, 2019:

		Impact of finalization/update of purchase accounting of
(in millions of U.S dollars)	December 31, 2019	Nicaragua	Panama	December 31, 2019	Reason for the change
	As reported			Restated
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	3,219	(4)	(20)	3,195	(i)
Property, plant and equipment, net	2,883	—	17	2,899	(ii)
Right-of-use asset (non-current)	977	—	34	1,012	(ii)
Other current assets	181	4	7	192	(iii)
LIABILITIES
Lease liabilities (non-current)	967	—	22	988	(ii)
Lease liabilities (current)	97	—	11	107	(ii)
Deferred tax liabilities	279	—	6	285	(iv)
EQUITY
Retained profits	2,222	—	—	2,222
Non-controlling interests	271	—	—	271
    (i)    Impact on goodwill resulting from the adjustments explained below for Nicaragua and Panama.
(ii)    See Panama section below. Mainly relates to lease accounting policy alignment, final property, plant and equipment step-up and final purchase price adjustment.
    (iii)    See Nicaragua and Panama section below. Reflects the final price adjustment agreed for Nicaragua and Panama.
    (iv)    Deferred tax impact of these previously explained adjustments.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

The impact of the finalization of Nicaragua and Panama's purchase accounting on the 2019 Group statement of income is immaterial and, therefore, no adjustments were made on comparative figures in that respect.
Further details of Nicaragua and Panama acquisitions are provided below.
a) Nicaragua Acquisition
This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights into Telefonia Celular de Nicaragua ("Nicaragua") and controls it. On the same day, Millicom paid an original cash consideration of $437 million, which was adjusted to $430 million as of December 31, 2019 and finally adjusted to $426 million in 2020. For the purchase accounting, Millicom determined the final fair values of Nicaragua's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting was finalized by May 16, 2020 and has not materially changed since December 31, 2019, with the exception of the final price adjustment.
The final purchase accounting and differences compared to the provisional fair values reported as at December 31, 2019 are shown below:

	Provisional Fair values (100%)	Final Fair values (100%)	Changes
	(US$ millions)	(US$ millions)	(US$ millions)
Intangible assets (excluding goodwill) (i)	131	131	—
Property, plant and equipment (ii)	149	149	—
Right of use assets (iii)	131	131	—
Other non-current assets	2	2	—
Current assets (excluding cash) (iv)	23	23	—
Trade receivables (v)	17	17	—
Cash and cash equivalents	7	7	—
Total assets acquired	459	459	—
Lease liabilities (iii)	131	131	—
Other liabilities (vi)	118	118	—
Total liabilities assumed	249	249	—
Fair value of assets acquired and liabilities assumed, net	210	210	—
Acquisition price	430	426	(4)
Goodwill	220	216	(4)
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
(iv)    Current assets include indemnification assets for tax contingencies at a fair value of $11 million - see (v) below.
(v)    The fair value of trade receivables acquired was $17 million.
(vi)    Other liabilities include the fair value of certain possible tax contingent liabilities for $1 million and a deferred tax liability of $50 million resulting from the above adjustments
The goodwill is currently not tax deductible, and is attributable to expected synergies and convergence with our legacy fixed business in the country, as well as to the fair value of the assembled work force. For convenience purposes, the acquisition date was set on May 1, 2019 as there were no material transactions from this date to May 16, 2019. From May 1, 2019 to December 31, 2019, Nicaragua contributed $144 million of revenue and a net profit of $5 million to the Group. If the acquisition had occurred on January 1, 2019 incremental revenue for the Group for the twelve-month period ended December 31, 2019 would have been $219 million and incremental net loss for that period would have been $16 million, including amortization of assets not previously recognized of $12 million (net of tax).
Key assumptions used in fixed assets valuation
The following valuation methods and key estimates were used for the valuation of the main classes of fixed assets:

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

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
b) Panama Acquisition
This transaction closed on August 29, 2019 after receipt of the necessary approvals and, since that date, Cable Onda, which is 80% owned by Millicom, holds all voting rights in Grupo de Comunicaciones Digitales, S.A., formerly Telefonica Moviles Panama, S.A.,("Panama") and controls it. On the same day, Cable Onda paid an original cash consideration of $594 million to acquire 100% of the shares of Panama, finally adjusted to $587 million during Q3 2020. No non-controlling interests are recognized at acquisition date as Cable Onda acquired 100% of the shares of Panama. However, non-controlling interests are recognized on Panama's results from the date of acquisition.
For the purchase accounting, Millicom determined the fair value of Panama's identifiable assets and liabilities based on transaction and relative fair values. During 2020, the Group completed the policy alignment and evaluation in respect of the right-of-use assets and lease liabilities, the property plant and equipment, as well as their related effect on the final valuation of the other fixed assets. The related effects of these adjustments are shown in the table below.
The updated provisional purchase accounting and differences compared to the provisional fair values reported as at December 31, 2019 are shown below:

	Provisional Fair values (100%)	Final Fair values (100%)	Differences
(in millions of U.S dollars)
Intangible assets (excluding goodwill) (i)	178	182	4
Property, plant and equipment (ii)	110	127	17
Right of use assets (iii)	47	81	34
Other non-current assets	3	3	—
Current assets (excluding cash)	23	23	—
Trade receivables (iv)	21	21	—
Cash and cash equivalents	10	10	—
Total assets acquired	391	446	55
Lease liabilities	48	81	33
Other debt and financing	74	74	—
Other liabilities (v)	101	107	6
Total liabilities assumed	224	262	39
Fair value of assets acquired and liabilities assumed, net	167	184	16
Acquisition price	594	587	(7)
Goodwill	426	403	(23)
(i)    Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $55 million, with estimated useful lives ranging from 3 to 17 years. In addition, a fair value step-up of $7 million on the spectrum held by Panama has been recognized, with a remaining useful life of 17 years. Finally, a fair value step-up of $3 million has been recognised on certain software.
(ii)     A fair value step-up of $17 million has been recognized on property, plant and equipment, mainly on the core network ($11 million) and owned land and buildings ($4 million). The expected remaining useful lives were estimated at 3 to 8 years.
(iii)     The accounting policy alignment resulted in an increase in the right-of-use assets and lease liabilities of approximately $30 million. Subsequently, the right-of-use assets have been adjusted by $4 million to be measured at an amount equal to the lease liabilities.
(iv)     The fair value of trade receivables acquired was $21 million.
(v)    Other liabilities include a deferred tax liability of $21 million resulting from the above adjustments

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
The goodwill is currently not tax deductible and is attributable to expected synergies and convergence with Cable Onda, as well as to the fair value of the assembled work force. For convenience purposes, the acquisition date was set on September 1, 2019. From September 1, 2019 to December 31, 2019, Panama contributed $80 million of revenue and a net profit of $6 million to the Group. If Panama had been acquired on January 1, 2019 incremental revenue for the Group for the twelve-month period ended December 31, 2019 would have been $158 million and incremental net profit for that period would have been $1 million, including amortization of assets not previously recognized of $3 million (net of tax).
As mentioned above, the impact of the finalization of Panama's purchase accounting on the 2019 Group statement of income was immaterial and, therefore, no adjustments were made on comparative figures in that respect.
Key assumptions used in fixed assets valuation
The following valuation methods and key estimates were used for the valuation of the main classes of fixed assets:

Major class of assets	Valuation method	Key assumption 1	Key assumption 2	Key assumption 3
Customer lists	Income approach - Multi-Period Excess Earnings Method	Discount rate: 9.8-10.8%	Monthly Churn rate: ~3.8% in average	EBITDA margin: ~ 41.5%
Property, plant and equipment	Cost approach	Economic useful life (range): 3-27 years	Remaining useful life (minimum): 3-27 years	N/A
2. Tanzania restructuring
In October 2019, with the view of listing the shares of MIC Tanzania Public Limited Company ('MIC Tanzania') on the local stock exchange (see note H.), Millicom completed the restructuring of its investments in different operations in the country. Mainly, MIC Tanzania acquired all the shares of Zantel, which was partially held by the Government of Zanzibar (15%). In exchange of the contribution of its 15% shares in Zantel to MIC Tanzania, the Government of Zanzibar received 1.5% of newly issued shares in MIC Tanzania. This restructuring did not result in the Group losing control in Zantel nor MIC Tanzania, and has therefore been recognized as an equity transaction. As a consequence, the Group owners’ equity decreased by a net amount of $18 million as a result of the derecognition of the 15% non-controlling interests in Zantel and the recognition of 1.5% non-controlling interests in MIC Tanzania.
3. Others
During the year ended December 31, 2019, the Group also completed minor additional acquisitions.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
A.1.3. Disposal of subsidiaries and decreases in non-controlling interests of subsidiaries
Chad
On June 26, 2019, the Group completed the disposal of its operations in Chad for a cash consideration of $110 million. In August 2020, the Group and the buyer of our operations in Chad agreed on a final price adjustment of $8 million in favor of the buyer. In accordance with Group practices, the Chad operation had been classified as assets held for sale and discontinued operations as from June 5, 2019 and comparative periods restated. On June 26, 2019, Chad was deconsolidated and a gain on disposal of $77 million was recognized (see also note E.4.).
Rwanda
On December 19, 2017, Millicom announced that it has signed an agreement for the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited for a final cash consideration of $51 million, including a deferred cash payment for an amount of $18 million which has been settled in January 2020. The transaction also included earn-outs for $7 million that were not recognized by the Group as management does not believe these would be triggered. The sale was completed on January 31, 2018. In accordance with Group practices, Rwanda operations’ assets and liabilities were classified as held for sale on January 23, 2018. Rwanda’s operations also represented a separate geographical area and did qualify for discontinued operations presentation; results were therefore shown on a single line in the statements of income under ‘Profit (loss) for the year from discontinued operations, net of tax’ (see also note E.4.).
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
Other disposals
For the years ended December 31, 2020, 2019 and 2018, Millicom did not dispose of any other significant investments.

A.1.4. Summarized financial information relating to significant subsidiaries with non-controlling interests
At December 31, 2020 and 2019, Millicom’s subsidiaries with material non-controlling interests were the Group’s operations in Colombia and Panama.
Balance sheet – non-controlling interests

	December 31,
	2020	2019
	(US$ millions)
Colombia	133	170
Panama	81	99
Others	1	2
Total	215	271

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Profit (loss) attributable to non-controlling interests

	2020	2019	2018
	(US$ millions)
Colombia	(23)	11	(5)
Panama	(18)	(6)	(8)
Others	—	—	(3)
Total	(41)	5	(16)

The summarized financial information for material non-controlling interests in our operations in Colombia and Panama is provided below. This information is based on amounts before inter-company eliminations.
Colombia

	2020	2019	2018
	(US$ millions)
Revenue	1,346	1,532	1,661
Total operating expenses	(470)	(543)	(667)
Operating profit	129	164	147
Net (loss) for the year	(46)	23	(10)
50% non-controlling interest in net (loss)	(23)	11	(5)
Total assets (excluding goodwill)	2,589	2,256	1,966
Total liabilities	2,303	1,891	1,620
Net assets	286	365	346
50% non-controlling interest in net assets	143	183	173
Consolidation adjustments	(10)	(13)	(12)
Total non-controlling interest	133	170	161
Dividends and advances paid to non-controlling interest	(4)	(12)	(2)
Net cash from operating activities	370	363	348
Net cash from (used in) investing activities	(311)	(260)	(270)
Net cash from (used in) financing activities	(47)	(67)	(75)
Exchange impact on cash and cash equivalents, net	(15)	—	(18)
Net increase in cash and cash equivalents	(3)	36	(15)

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Panama

	2020	2019 (ii)	2018 (i)
	(US$ millions)
Revenue	585	475	17
Total operating expenses	(197)	(148)	(8)
Operating profit	(60)	(15)	(39)
Net (loss) for the year	(89)	(31)	(39)
20% non-controlling interest in net (loss)	(18)	(6)	(8)
Total assets (excluding Millicom's goodwill in Cable Onda)	1,734	1,905	1,082
Total liabilities	1,327	1,411	556
Net assets	407	494	526
20% non-controlling interest in net assets	81	99	105
Total non-controlling interest	81	99	105
Net cash from operating activities	193	167	(2)
Net cash from (used in) investing activities	(100)	(693)	12
Net cash from (used in) financing activities	(69)	580	(3)
Net increase in cash and cash equivalents	24	54	7
(i)    Cable Onda was acquired on December 13, 2018 and 2018 figures therefore only include results and cash flows from the date of acquisition.
(ii)    In 2019, Cable Onda acquired Telefonica Panama for $587 million (note A.1.2.), financed by issuing a $600 million Senior Notes due 2030 (note C.3.1.) The 2019 figures include the full year results and cash flows of Cable Onda, as well as 4 months of Telefonica Panama which was consolidated from September 1, 2019. Figures have been restated as a result of the finalization of the purchase accounting for Cable Onda. See note A.1.2..

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
A.2. Joint ventures
Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.
At December 31, 2020, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,072 million (December 31, 2019: $3,346 million for Guatemala and Honduras only). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $153 million (December 31, 2019: $142 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2020, Millicom’s joint ventures paid $71 million (December 31, 2019: $237 million) as dividends or dividend advances to the Company.
Our main joint ventures are as follows:

Entity	Country	Activity	December 31, 2020 % holding	December 31, 2019 % holding
Comunicaciones Celulares S.A. (i)	Guatemala	Mobile, MFS	55	55
Navega.com S.A. (i)	Guatemala	Cable, DTH	55	55
Telefonica Celular S.A. (i)	Honduras	Mobile, MFS	66.7	66.7
Navega S.A. de CV (i)	Honduras	Cable	66.7	66.7
Bharti Airtel Ghana Holdings B.V.	Ghana	Mobile, MFS	50	50
(i)Millicom owns more than 50% of the shares in these entities and has the right to nominate a majority of the directors of each of these entities. However, key decisions over the relevant activities must be taken by a super majority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over the entity. Therefore, the operations of these joint ventures are accounted for under the equity method.
The carrying values of Millicom’s investments in joint ventures were as follows:
Carrying value of investments in joint ventures at December 31

	%	2020	2019
		(US$ millions)
Honduras operations (i)	66.7	610	708
Guatemala operations (i)	55	2,031	2,089
AirtelTigo Ghana operations	50	—	—
Total		2,642	2,797
(i)    Includes all the companies under the Honduras and Guatemala groups.
The table below summarizes the movements for the year in respect of the Group’s joint ventures carrying values:

	Guatemala(i)	Honduras (i)	Ghana(ii)
	(US$ millions)
Opening balance at January 1, 2019	2,104	730	32
Accounting policy changes	—	—	—
Results for the year	152	27	(40)
Utilization of past unrecognized losses	—	—	(5)
Capital increase	—	—	5
Dividends declared during the year	(170)	(37)	—
Currency exchange differences	2	(12)	8
Closing balance at December 31, 2019	2,089	708	—
Disposal of the Group's investment in Navega to Celtel (iii)	—	(83)	—
Results for the year	144	27	—
Dividends declared during the year	(199)	(55)	—
Currency exchange differences	(3)	13	—
Closing balance at December 31, 2020	2,031	610	—

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
(i)    Share of profit (loss) is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.
(ii)    Share of profit (loss) is recognized under ‘Income (loss) from other joint ventures and associates, net’ in the statement of income.
(iii)     See note G.5.
At December 31, 2020 and 2019 the Group had not incurred obligations, nor made payments on behalf of the Guatemala, Honduras or Ghana operations.

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

A.2.2. Material joint ventures – Guatemala, Honduras and Ghana operations
Summarized financial information for the years ended December 31, 2020, 2019 and 2018 of the Guatemala Honduras and Ghana operations is as follows. This information is based on amounts before inter-company eliminations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Guatemala

	2020	2019	2018
	(US$ millions)
Revenue	1,503	1,434	1,373
Depreciation and amortization	(323)	(313)	(283)
Operating profit	452	429	387
Financial income (expenses), net (i)	(95)	(66)	(56)
Profit before taxes	347	356	309
Charge for taxes, net	(83)	(79)	(69)
Profit for the year	264	277	240
Net profit for the year attributable to Millicom	144	152	131
Dividends and advances paid to Millicom	47	209	211
Total non-current assets (excluding goodwill)	2,195	2,517	2,280
Total non-current liabilities	751	1,216	981
Total current assets	742	717	718
Total current liabilities	523	251	221
Total net assets	1,662	1,767	1,796
Group's share in %	55%	55%	55%
Group's share in USD millions	914	972	988
Goodwill and consolidation adjustments	1,117	1,117	1,116
Carrying value of investment in joint venture	2,031	2,089	2,104

Cash and cash equivalents	188	189	217
Debt and financing – non-current	619	1,152	928
Debt and financing – current	24	21	—
Net cash from operating activities	598	588	545
Net cash from (used in) investing activities	(289)	(205)	(173)
Net cash from (used in) financing activities	(308)	(412)	(455)
Exchange impact on cash and cash equivalents, net	(2)	1	(3)
Net increase in cash and cash equivalents	(1)	(28)	(86)
(i)    In 2020, Financial expenses include a $18 million charge related to early redemption of bonds - see below.
Guatemala financing
In 2014, Intertrust SPV (Cayman) Limited, acting as trustee of the Comcel Trust, a trust established and consolidated by Comcel for the purposes of the transaction, issued $800 million 6.875% Senior Notes to refinance existing local and MIC S.A. corporate debt. The bond was issued at 98.233% of the principal and had an effective interest rate of 7.168%. The bond was guaranteed by Comcel and listed on the Luxembourg Stock Exchange.

On November 18, 2020, the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 was early redeemed at a redemption price equal to 102.292%of the principal amount of the Notes to be redeemed plus accrued and unpaid interest of $16 million, resulting in an aggregate amount of $834 million. The redemption premium ($18 million) and additional interest ($7 million), as well as the remaining unamortized deferred costs of $8 million were recorded as financial expenses during the year. This early redemption was financed through local financing in local currency as well as by shareholder loans (see note G.5.).
The impact on the Group's statement of income is a $18 million expense (at 55% ownership) reported on the line "Share of profit in the joint ventures in Guatemala and Honduras".
On October 5, 2020, Comcel executed a credit agreement with Banco Industrial for GTQ 1,697 million (approximately $218 million using the exchange rate as of December 31, 2020) for a 5 year term to refinance other credit agreements with Banco Industrial and to finance and refinance working capital, capital expenditures and general corporate purposes.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Honduras

	2020	2019	2018
	(US$ millions)
Revenue	552	594	586
Depreciation and amortization	(132)	(132)	(133)
Operating profit	77	102	91
Financial income (expenses), net	(24)	(37)	(29)
Profit before taxes	58	60	52
Charge for taxes, net	(19)	(21)	(18)
Profit for the year	39	39	34
Net profit for the year attributable to Millicom	27	27	23
Dividends and advances paid to Millicom	24	28	32
Total non-current assets (excluding goodwill)	461	516	506
Total non-current liabilities	533	469	386
Total current assets	300	312	304
Total current liabilities	236	183	226
Total net assets	(8)	176	198
Group's share in %	66.7%	66.7%	66.7%
Group's share in USD millions	(5)	117	132
Goodwill and consolidation adjustments	615	591	598
Carrying value of investment in joint venture	610	708	730

Cash and cash equivalents	60	40	25
Debt and financing – non-current	390	384	298
Debt and financing – current	10	39	85
Net cash from operating activities	151	169	147
Net cash from (used in) investing activities	(145)	(77)	(87)
Net cash from (used in) financing activities	14	(77)	(50)
Net (decrease) increase in cash and cash equivalents	20	15	9
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
On June 1, 2020, Telefónica Celular, S.A. de C.V. executed a $32 million bank loan agreement in equivalent amount in local currency for a 10-year term.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

AirtelTigo Ghana

	2020	2019	2018
	(US$ millions)
Revenue	132	142	187
Depreciation and amortization	(42)	(69)	(110)
Operating loss	(30)	(72)	(100)
Financial income (expenses), net	(41)	(77)	(42)
Loss before taxes	(85)	(123)	(135)
Charge for taxes, net	—	—	—
Loss for the period	(85)	(123)	(135)
Net loss for the period attributable to Millicom	—	(40)	(68)
Total non-current assets (excluding goodwill)	204	168	277
Total non-current liabilities	289	245	277
Total current assets	41	42	71
Total current liabilities	218	187	134
Total net assets	(263)	(223)	(63)
Group's share in %	50%	50%	50%
Group's share in USD millions	(132)	(111)	(31)
Goodwill and consolidation adjustments	89	90	63
Unrecognised losses	(42)	(22)	—
Carrying value of investment in joint venture	—	—	32

Cash and cash equivalents	1	5	19
Debt and financing – non-current	289	245	276
Debt and financing – current	40	27	17

Net cash from operating activities	(8)	(5)	(19)
Net cash from (used in) investing activities	—	—	(8)
Net cash from (used in) financing activities	4	(6)	42
Net increase in cash and cash equivalents	(4)	(11)	15

A.2.3. Impairment of investment in joint ventures
While no impairment triggers were identified for the Group’s investments in joint ventures in 2020, according to its policy, management have completed an impairment test for its joint ventures in Guatemala and Honduras (our investment in Ghana was not tested for impairment as its carrying value is nil since 2019).
The Group’s investments in Guatemala and Honduras operations were tested for impairment by assessing their recoverable amount (using a value in use model based on discounted cash flows) against their carrying amounts. The cash flow projections used were extracted from financial budgets approved by management and reviewed by the Board (refer to note E.1.6. for further details on impairment testing). Cash flows beyond this period have been extrapolated using a perpetual growth rate of 1% (2019: 1.1%–1.2%. Discount rates used in determining recoverable amounts were 8.6% and 9.0%, respectively (2019: 9.5% and 9.7%).
For the year ended December 31, 2020 and 2019, and as a result of the impairment testing described above, management concluded that none of the Group’s investments in joint ventures should be impaired.
Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient headroom exists from realistic changes to the assumptions that would not impact the overall results of the testing.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
The Group’s associates are as follows:

			December 31, 2020	December 31, 2019
Entity	Country	Activity(ies)	% holding	% holding
Africa
West Indian Ocean Cable Company Limited (WIOCC)	Republic of Mauritius	Telecommunication carriers’ carrier	9.1	9.1
Latin America
MKC Brilliant Holding GmbH (LIH)	Germany	Online marketplace, retail and services	35.0	35.0
Unallocated
Milvik AB(i)	Sweden	Other	9.7	11.4
(i) Millicom ownership in Milvik AB has been diluted in 2020 as a result of a capital injection to which the Group did not participate.

At December 31, 2020 and 2019, the carrying value of Millicom’s main associates was as follows:
Carrying value of investments in associates at December 31

	2020	2019
	(US$ millions)
Milvik AB	10	11
West Indian Ocean Cable Company Limited (WIOCC)	14	14
Total	24	25

A.3.1. Accounting for investments in associates
The Group accounts for associates in the same way as it accounts for joint ventures.

A.3.2. Impairment of interests in associates
MKC Brilliant Holding GmbH (LIH)
Millicom’s 35.0% investment in LIH had been fully impaired in two stages (by $40 million in 2016 and $48 million in 2017) as a result of the annual impairment test conducted back then. The impairment test performed in 2020 confirms this conclusion.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
A.4.2. Millicom’s discontinued operations
In accordance with IFRS 5, the Group’s businesses in Chad, Senegal and Tigo Rwanda had been classified as assets held for sale (respectively on June 5, 2019, February 2, 2017, and January 23, 2018) and their results were showed as discontinued operations for all years presented in these financial statements. The statement of income comparative figures presented in the notes to these consolidated financial statements have therefore been restated accordingly and when necessary. For further details, refer to note E.4.

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
Revenue from continuing operations by category

	2020	2019	2018
	(US$ millions)
Mobile	2,116	2,150	2,126
Cable and other fixed services	1,803	1,928	1,565
Other	52	51	43
Service revenue	3,971	4,130	3,734
Telephone and equipment and other	201	206	212
Total revenue	4,171	4,336	3,946
Revenue from continuing operations by country or operation (i)

	2020	2019	2018
	(US$ millions)
Colombia	1,346	1,532	1,661
Paraguay	544	610	679
Bolivia	584	639	614
El Salvador	389	386	405
Tanzania	366	382	399
Nicaragua	220	157	13
Costa Rica	140	153	155
Panama	585	475	17
Other operations	3	4	6
Eliminations	(5)	(3)	(2)
Total	4,171	4,336	3,946
(i)    The revenue figures above are shown after intercompany eliminations.

B.1.1. Accounting for revenue
Revenue recognition
Revenue is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.
The Group applies the following practical expedients foreseen in IFRS 15:

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
•No adjustment to the transaction price for the means of a financing component whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the financing component is adjusted, if material.
•Disclosure in the Group Financial Statements the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less are not disclosed).
•Application of the practical expedient not to disclose the price allocated to unsatisfied performance obligations, if the consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e, if billing corresponds to accounting revenue).
•Application of the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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

B.2. Expenses
The cost of sales and operating expenses incurred by the Group can be summarized as follows:
Cost of sales

	2020	2019	2018
	(US$ millions)
Direct costs of services sold	(847)	(878)	(799)
Cost of telephone, equipment and other accessories	(216)	(230)	(229)
Bad debt and obsolescence costs	(108)	(93)	(90)
Cost of sales	(1,171)	(1,201)	(1,117)
Operating expenses, net

	2020	2019	2018
	(US$ millions)
Marketing expenses	(396)	(402)	(391)
Site and network maintenance costs	(234)	(245)	(192)
Employee related costs (B.4.)	(477)	(496)	(500)
External and other services	(174)	(204)	(181)
Rentals and (operating) leases (i)	(1)	(1)	(152)
Other operating expenses	(225)	(257)	(201)
Operating expenses, net	(1,505)	(1,604)	(1,616)
(i)Decrease as from the year 2019 is due to IFRS 16 application - see further explanations above in "New and amended IFRS accounting standards" section.

The other operating income and expenses incurred by the Group can be summarized as follows:
Other operating income (expenses), net

	Notes	2020	2019	2018
		(US$ millions)
Income from tower deal transactions	E.3.	—	5	61
Impairment of intangible assets and property, plant and equipment	E.1., E.2.	—	(8)	(6)
Gain (loss) on disposals of intangible assets and property, plant and equipment		—	—	7
Impairment of AirtelTigo's receivable	G.5.	(45)	—	—
Gain (loss) on disposal of equity investments	C.7.3.	25	(32)	—
Other income (expenses)		9	1	13
Other operating income (expenses), net		(12)	(34)	75

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
As from January 1, 2020, Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA.
In order to facilitate comparisons of December 31, 2020 figures with prior periods, comparative figures have been re-presented to conform with this new segment EBITDA reporting.
Revenue, operating profit (loss), EBITDA and other segment information for the years ended December 31, 2020, 2019 and 2018, were as follows:

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2020
Mobile revenue	3,220	357	—	(1,461)	—	2,116
Cable and other fixed services revenue	2,097	8	—	(302)	(1)	1,803
Other revenue	60	1	—	(6)	(2)	52
Service revenue (i)	5,377	366	—	(1,769)	(4)	3,971
Telephone and equipment and other revenue (i)	466	—	—	(266)	—	201
Revenue	5,843	366	—	(2,035)	(4)	4,171
Operating profit (loss)	803	36	(32)	(536)	175	446
Add back:
Depreciation and amortization	1,561	89	11	(453)	—	1,208
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(171)	(171)
Other operating income (expenses), net	(5)	—	23	(3)	(4)	12
EBITDA (ii)	2,360	125	2	(992)	—	1,495
EBITDA from discontinued operations	—	(4)	—	—	—	(4)
EBITDA incl discontinued operations	2,360	121	2	(992)	—	1,491
Capital expenditure (iii)	(926)	(42)	(4)	258	—	(714)
Changes in working capital and others (iv)	61	11	(7)	(43)	—	22
Taxes paid	(260)	(10)	(2)	131	—	(142)
Operating free cash flow (v)	1,234	80	(11)	(645)	—	657
Total Assets (vi)	13,418	926	4,052	(5,116)	(859)	12,422
Total Liabilities	8,878	959	3,342	(2,044)	(987)	10,148

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2019
Mobile revenue	3,258	372	—	(1,480)	—	2,150
Cable and other fixed services revenue	2,197	9	—	(277)	—	1,928
Other revenue	60	1	—	(9)	—	51
Service revenue (i)	5,514	382	—	(1,766)	—	4,130
Telephone and equipment revenue (i)	449	—	—	(243)	—	206
Revenue	5,964	382	—	(2,010)	—	4,336
Operating profit (loss)	980	19	(64)	(540)	179	575
Add back:
Depreciation and amortization	1,435	99	9	(444)	—	1,100
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(179)	(179)
Other operating income (expenses), net	2	(2)	42	(8)	—	34
EBITDA (ii)	2,418	117	(13)	(992)	—	1,530
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	2,418	114	(13)	(992)	—	1,527
Capital expenditure (iii)	(1,040)	(58)	(9)	261	—	(846)
Changes in working capital and others (iv)	(86)	14	(52)	(18)	—	(143)
Taxes paid	(225)	(10)	(8)	129	—	(114)
Operating free cash flow (v)	1,067	59	(82)	(619)	—	425
Total Assets (vi)	13,859	936	3,715	(5,465)	(150)	12,895
Total Liabilities	8,413	909	3,977	(2,119)	(965)	10,215

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2018
Mobile revenue	3,214	388	—	(1,475)	—	2,126
Cable and other fixed services revenue	1,808	10	—	(253)	—	1,565
Other revenue	48	1	—	(6)	—	43
Service revenue (i)	5,069	398	—	(1,734)	—	3,734
Telephone and equipment revenue (i)	415	—	—	(203)	—	212
Total Revenue	5,485	399	—	(1,937)	—	3,946
Operating profit (loss)	990	21	(38)	(488)	154	640
Add back:
Depreciation and amortization	1,133	80	5	(416)	—	803
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(154)	(154)
Other operating income (expenses), net	(51)	(3)	(2)	(19)	—	(75)
EBITDA (ii)	2,072	98	(35)	(922)	—	1,213
EBITDA from discontinued operations	—	44	—	—	—	44
EBITDA incl discontinued operations	2,072	143	(35)	(922)	—	1,257
Capital expenditure (iii)	(872)	(59)	(2)	225	—	(708)
Changes in working capital and others (iv)	(42)	28	13	(12)	—	(13)
Taxes paid	(264)	(24)	(6)	142	—	(153)
Operating free cash flow (v)	894	88	(30)	(568)	—	383
Total Assets (vi)	11,751	839	2,752	(5,219)	190	10,313
Total Liabilities	6,127	905	2,953	(1,814)	(650)	7,521
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
(ii) EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management. EBITDA for the year ended December 31, 2018 is not fully comparable to EBITDA for the years ended December 31, 2019 and December 31, 2020 because of the application of IFRS 16 which had a positive impact as compared to what our EBITDA was under IAS 17 standard.
(iii) Cash spent for capex excluding spectrum and licenses of $101 million (2019: $59 million; 2018: $61 million) and cash received on tower deals of nil (2019: $22 million; 2018: $141 million).
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
(vii)    Including eliminations for Guatemala and Honduras as reported in the Latam segment.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Revenue from contracts with customers from continuing operations:

		Twelve months ended December 31, 2020			Twelve months ended December 31, 2019			Twelve months ended December 31, 2018
$ millions	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,728	239	1,967	1,747	261	2,007	1,701	280	1,981
Mobile Financial Services	Point in time	31	118	149	31	112	143	37	108	145
Cable and other fixed services	Over time	1,794	8	1,803	1,919	9	1,928	1,556	10	1,565
Other	Over time	51	1	52	51	1	52	42	1	43
Service Revenue		3,604	366	3,971	3,748	382	4,130	3,336	398	3,734
Telephone and equipment	Point in time	201	—	201	206	—	206	212	—	212
Revenue from contracts with customers		3,805	366	4,171	3,954	382	4,336	3,548	399	3,946

B.4. People
Number of permanent employees

	2020	2019	2018
Continuing operations(i)	16,955	17,687	16,725
Joint ventures (Guatemala, Honduras and Ghana)	4,464	4,688	4,416
Discontinued operations	—	—	262
Total	21,419	22,375	21,403
(i)    Emtelco headcount are excluded from this disclosure and any internal reporting because their costs are classified as direct costs and not employee related costs.

	Notes	2020	2019	2018
		(US$ millions)
Wages and salaries		(356)	(358)	(346)
Social security		(66)	(68)	(60)
Share based compensation	B.4.1.	(24)	(27)	(21)
Pension and other long-term benefit costs	B.4.2.	(4)	(4)	(7)
Other employees related costs		(27)	(39)	(67)
Total		(477)	(496)	(500)

B.4.1. Share-based compensation
Millicom shares granted to management and key employees includes share-based compensation in the form of long-term share incentive plans. Since 2016, Millicom has two types of annual plans, a performance share plan and a deferred share plan. The different plans are further detailed below.
Cost of share based compensation

	2020	2019	2018
	(US$ millions)
2016 incentive plans	—	—	(4)
2017 incentive plans	—	(7)	(8)
2018 incentive plans	(2)	(8)	(11)
2019 incentive plans	(8)	(14)	—
2020 incentive plans	(13)	—	—
Total share based compensation	(24)	(27)	(21)

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

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
Performance share plan (for plans issued in 2016 and 2017)
Shares granted under this performance share plan vested at the end of the three-year period, subject to performance conditions, 25% based on Positive Absolute Total Shareholder Return (Absolute TSR), 25% based on Relative Total Shareholder Return (Relative TSR) and 50% based on budgeted Earnings Before Interest Tax Depreciation and Amortization (EBITDA) minus Capital Expenditure
(Capex) minus Change in Working Capital (CWC) (Free Cash Flow).
As the TSRs measures are market conditions, the fair value of the shares in the performance share plan required consideration of potential adjustments for future market-based conditions at grant date. For this, a specific valuation had been performed at grant date based on the probability of the TSR conditions being met (and to which extent) and the expected payout based upon leaving conditions.
The Free Cash Flows (FCF) condition is a non-market measure which had been considered together with the leaving estimate and based initially on a 100% fulfillment expectation. The reference share price for this condition is the same share price as the share price for the deferred share plan above.
Performance share plan (for plans issued from 2018)
Shares granted under this performance share plan vest at the end of the three-year period, subject to performance conditions, 25% based on Relative Total Shareholder Return (“Relative TSR”), 25% based on the achievement of the Service Revenue target measured on a 3-year CAGRs from year one to year three of the plan (“Service Revenue”) and 50% based on the achievement of the Operating Free Cash Flow (“Operating Free Cash Flow”) target measured on a 3-year CAGRs from year one to year three of the plan. From 2020 onwards, the Operating Free Cash Flow target has been redefined to consider payments made in respect of leases. As a result, the target is since then the Operating Free Cash Flow after Leases ("OFCFaL").
For the performance share plans, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.

Assumptions and fair value of the shares under the TSR portion(s)

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Share fair value (in US$)
Performance share plan 2020 (Relative TSR)	0.61	1.47	24.54	2.93	55.66
Performance share plan 2019 (Relative TSR)	(0.24)	3.01	26.58	2.93	49.79
Performance share plan 2018 (Relative TSR)	(0.39)	3.21	30.27	2.93	57.70
Performance share plan 2017 (Relative TSR)	(0.40)	3.80	22.50	2.92	27.06
Performance share plan 2017 (Absolute TSR)	(0.40)	3.80	22.50	2.92	29.16
Performance share plan 2016 (Relative TSR)	(0.65)	3.49	30.00	2.61	43.35
Performance share plan 2016 (Absolute TSR)	(0.65)	3.49	30.00	2.61	45.94
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
Plan awards and shares expected to vest

	2020 plans		2019 plans		2018 plans		2017 plans
	Performance plan	Deferred plan	Performance plan	Deferred plan	Performance plan	Deferred plan	Performance plan	Deferred plan
			(number of shares)
Initial shares granted	341,897	370,131	257,601	297,856	237,196	262,317	279,807	438,505
Additional shares granted(i)	—	5,928	—	43,115	—	3,290	2,868	29,406
Revision for forfeitures	(13,008)	(9,880)	(35,558)	(22,636)	(43,639)	(37,433)	(50,279)	(89,011)
Revision for cancellations	—	—	—	—	(4,728)	—	—	—
Total before issuances	328,889	366,179	222,043	318,335	188,829	228,174	232,396	378,900
Shares issued in 2017	—	—	—	—	—	—	—	(2,686)
Shares issued in 2018	—	—	—	—	(97)	(18,747)	(2,724)	(99,399)
Shares issued in 2019	—	—	(150)	(24,294)	(3,109)	(54,971)	(19,143)	(82,486)
Shares issued in 2020	—	(3,571)	(17)	(96,629)	(304)	(35,125)	(158,394)	(194,329)
Performance conditions	—	—	—	—	—	—	(52,135)	—
Shares still expected to vest	328,889	362,608	221,876	197,412	185,319	119,331	—	—
Estimated cost over the vesting period (US$ millions)	13	15	11	18	12	14	10	20
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
At December 31, 2020, the defined benefit obligation liability amounted to $59 million (2019: $59 million) and payments expected in the plans in future years totals $95 million (2019: $106 million). The average duration of the defined benefit obligation at December 31, 2020 is 6 years (2019: 6 years). The termination plans apply to employees that joined UNE prior to December 30, 1996. The level of payments depends on the number of years in which the employee has worked before retirement or termination of their contract with UNE.
Except for the UNE pension plan described above, there are no other significant defined benefits plans in the Group.

B.4.3. Directors and executive management
The remuneration of the members of the Board of Directors comprises an annual fee and shares. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at their Annual General Meeting (AGM).
Remuneration charge for the Board (gross of withholding tax)

	2020	2019	2018
	(US$ ’000)
Chairperson	300	366	169
Other members of the Board	1,188	1,557	774
Total (i)	1,488	1,923	943

Shares beneficially owned by the Directors

	2020	2019
	(number of shares)
Chairperson	13,427	5,814
Other members of the Board	52,593	32,279
Total (i)	66,020	38,093
(i)Cash compensation converted from SEK to USD at exchange rates on payment dates for 2018. In 2019 and 2020 cash compensation was denominated in USD. Share based compensation based on the market value of Millicom shares on the corresponding AGM date (2020: in total 32,358 shares; 2019: in total 19,483 shares-includes 2,876 additional shares that were awarded for the period from the 9 January 2019 date of listing on the Nasdaq Stock Market in the US and the date of the 2019 AGM; 2018: in total 6,591 shares). Net remuneration comprised 71% in shares and 29% in cash (SEK) (2019: 73% in shares and 27% in cash; 2018: 51% in shares and 49% in cash).
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Remuneration charge for the Executive Team

	CEO	CFO	Executive Team (8 members)(iii)
	(US$ ’000)
2020
Base salary	1,173	670	2,612
Bonus	1,301	509	1,837
Pension	285	100	663
Other benefits	82	38	303
Termination benefits	—	—	—
Total before share based compensation	2,841	1,317	5,414
Share based compensation(i)(ii) in respect of 2020 LTIP	7,114	1,834	3,796
Total	9,955	3,151	9,210

	CEO	CFO	Executive Team (9 members)
	(US$ ’000)
2019
Base salary	1,167	654	3,498
Bonus	1,428	626	2,098
Pension	279	98	798
Other benefits	50	260	1,521
Termination benefits	—	—	863
Total before share based compensation	2,924	1,639	8,779
Share based compensation(i)(ii) in respect of 2019 LTIP	5,625	1,576	5,965
Total	8,549	3,215	14,743

	CEO	CFO	Executive team (9 members)
	(US$ ’000)
2018
Base salary	1,112	673	3,930
Bonus	1,492	557	2,445
Pension	247	101	962
Other benefits	66	63	805
Termination benefits	—	—	301
Total before share based compensation	2,918	1,393	8,444
Share based compensation(i)(ii) in respect of 2018 LTIP	5,027	1,567	4,957
Total	7,945	2,960	13,401
(i)    See note B.4.1.
(ii)    Share awards of 153,894 and 135,269 were granted in 2020 under the 2019 LTIPs to the CEO, and Executive Team (2019: 102,122 and 135,480, respectively; 2018: 80,264 and 112,472, respectively).
(iii)    'Other Executives' includes compensation paid in 2020 to Rachel Samren former Chief External Affairs Officer (departure August 31, 2020) and to HL Rogers former Chief Ethics and Compliance Officer (departure January 1, 2020). Additionally other Benefits' for 'Other Executives' include medical and dental insurance for Daniel Loria, former CHRO.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Share ownership and unvested share awards granted from Company equity plans to the Executive team

	CEO	Executive team	Total
	(number of shares)
2020
Share ownership (vested from equity plans and otherwise acquired)	194,432	169,725	364,157
Share awards not vested	325,250	297,317	622,567
2019
Share ownership (vested from equity plans and otherwise acquired)	190,577	136,306	326,883
Share awards not vested	236,211	334,193	570,404
B.5. Other non-operating (expenses) income, net
Non-operating items mainly comprise changes in fair value of derivatives and the impact of foreign exchange fluctuations on the results of the Group.

		December 31
	Note	2020	2019	2018
		(US$ millions)
Change in fair value of derivatives	C.7.2.	(11)	—	(1)
Change in fair value in investment in Jumia	C.7.3.	(18)	(38)	—
Change in fair value in investment in HT	C.7.3.	(16)	312	—
Change in value of call option asset and put option liability	C.7.4.	5	(25)	—
Exchange gains (losses), net		(69)	(32)	(40)
Other non-operating income (expenses), net		3	10	2
Total		(106)	227	(39)
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

B.6. Taxation

B.6.1. Income tax expense
Tax mainly comprises income taxes of subsidiaries and withholding taxes on intragroup dividends and royalties for use of Millicom trademarks and brands. Millicom operations are in jurisdictions with income tax rates of 10% to 35% levied on either revenue or profit before income tax (2019: 10% to 35%; 2018: 10% to 37%). Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Income tax charge

	2020	2019	2018
	(US$ millions)
Income tax (charge) credit
Withholding tax	(83)	(56)	(64)
Other income tax relating to the current year	(65)	(88)	(82)
Adjustments in respect of prior years	(29)	(7)	1
Total	(177)	(151)	(145)
Deferred tax (charge) credit
Origination and reversal of temporary differences	99	58	32
Effect of change in tax rates	(5)	(8)	(10)
Tax income (expense) before valuation allowances	94	50	22
Effect of valuation allowances	(19)	(9)	(8)
Total	75	41	14
Adjustments in respect of prior years	—	(10)	19
	75	31	33
Tax (charge) credit on continuing operations	(102)	(120)	(112)
Tax (charge) credit on discontinuing operations	(2)	(2)	(4)
Total tax (charge) credit	(104)	(122)	(116)

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Reconciliation between the tax expense and tax at the weighted average statutory tax rate is as follows:
Income tax calculation

	2020			2019			2018
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(US$ millions)
Profit before tax	(271)	(11)	(282)	218	59	277	119	(29)	90
Tax at the weighted average statutory rate	82	3	85	(37)	(11)	(48)	(1)	—	(1)
Effect of:
Items taxed at a different rate	1	—	1	(1)	—	(1)	7	—	7
Change in tax rates on deferred tax balances	(5)	—	(5)	(8)	—	(8)	(10)	—	(10)
Expenditure not deductible and income not taxable	(106)	(3)	(109)	(37)	9	(28)	(59)	(2)	(61)
Unrelieved withholding tax	(83)	—	(83)	(56)	—	(56)	(64)	—	(64)
Accounting for associates and joint ventures	42	—	42	36	—	36	5	—	5
Movement in deferred tax on unremitted earnings	15	—	15	9	—	9	(2)	—	(2)
Unrecognized deferred tax assets	(27)	—	(27)	(20)	—	(20)	(8)	(2)	(10)
Recognition of previously unrecognized deferred tax assets	8	—	8	11	—	11	—	—	—
Adjustments in respect of prior years	(29)	(2)	(31)	(17)	—	(17)	20	—	20
Total tax (charge) credit	(102)	(2)	(104)	(120)	(2)	(122)	(112)	(4)	(116)
Weighted average statutory tax rate	30.3%		30.1%	17.0%		17.3%	0.8%		1.1%
Effective tax rate	(37.5)%		(36.8)%	55.0%		44.0%	94.1%		128.9%

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
Deferred tax

	Fixed assets	Unused tax losses	Unremitted earnings	Other	Offset	Total
	(US$ millions)
Balance at December 31, 2018	(178)	44	(34)	134	—	(34)
(Charge)/credit to income statement	41	(15)	8	(3)	—	31
Change in scope	(88)	5	—	4	—	(73)
Exchange differences	2	—	1	(3)	—	—
Balance at December 31, 2019	(223)	34	(25)	129	—	(85)
Deferred tax assets	84	34	—	134	(52)	200
Deferred tax liabilities	(307)	—	(25)	(5)	52	(285)
Balance at December 31, 2019	(223)	34	(25)	129	—	(85)
(Charge)/credit to income statement	81	150	15	(171)	—	75
Change in scope	—	—	—	—	—	—
Transfers to assets held for sale	—	—	—	—	—	—
Exchange differences	—	3	(1)	(4)	—	(2)
Balance at December 31, 2020	(142)	187	(11)	(46)	—	(12)
Deferred tax assets	97	187	—	102	(189)	197
Deferred tax liabilities	(239)	—	(11)	(148)	189	(209)
Balance at December 31, 2020	(142)	187	(11)	(46)	—	(12)
Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Fixed assets	Unused tax losses	Other	Total
	(US$ millions)
At December 31, 2020	57	4,668	218	4,943
At December 31, 2019	92	4,705	126	4,923
Unrecognized tax losses carryforward related to continuing operations expire as follows:

	2020	2019	2018
	(US$ millions)
Expiry:
Within one year	3	1	—
Within one to five years	3	2	3
After five years	1,089	493	493
No expiry	3,573	4,209	4,390
Total	4,668	4,705	4,886

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
With effect from 2017, Luxembourg tax losses incurred may be carried forward for a maximum of 17 years. Losses incurred before 2017 may be carried forward without limitation of time.
At December 31, 2020, Millicom had $621 million of unremitted earnings of Millicom operating subsidiaries for which no deferred tax liabilities were recognized (2019: $697 million; 2018: $584 million). Except for intragroup dividends to be paid out of 2020 profits in 2021 for which deferred tax of $11 million (2019: $26 million; 2018 $34 million) has been provided, it is anticipated that intragroup dividends paid in future periods will be made out of profits of future periods.

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
Net profit/(loss) used in the earnings (loss) per share computation

	2020	2019	2018
	(US$ millions)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(332)	93	23
Net profit (loss) attributable to equity holders from discontinued operations	(12)	57	(33)
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	(344)	149	(10)
Weighted average number of shares in the earnings (loss) per share computation

	2020	2019	2018
	(thousands of shares)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings (loss) per share	101,172	101,144	100,793
Potential incremental shares as a result of share options	—	—	—
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	101,172	101,144	100,793

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Share capital, share premium

	2020	2019
Authorized and registered share capital (number of shares)	133,333,200	133,333,200
Subscribed and fully paid up share capital (number of shares)	101,739,217	101,739,217
Par value per share	1.50	1.50
Share capital (US$ millions)	153	153
Share premium (US$ millions)	478	480
Total (US$ millions)	630	633

Other equity reserves

	Legal reserve	Equity settled transaction reserve	Hedge reserve	Currency translation reserve	Pension obligation reserve	Total
	(US$ millions)
As of January 1, 2018	16	46	0	(531)	(3)	(472)
Share based compensation	—	22	—	—	—	22
Issuance of shares – 2015, 2016, 2017 LTIPs	—	(22)	—	—	—	(22)
Remeasurements of post-employment benefit obligations	—	—	—	—	0	1
Cash flow hedge reserve movement	—	—	(1)	—	—	0
Currency translation reserved recycled to statement of income	—	—	0	—	—	—
Currency translation movement	—	—	—	(68)	—	(67)
As of December 31, 2018	16	47	(1)	(599)	(3)	(538)
Share based compensation	—	29	—	—	—	29
Issuance of shares –2016, 2017, 2018 LTIPs	—	(25)	—	—	—	(25)
Remeasurements of post-employment benefit obligations	—	—	—	—	—	—
Cash flow hedge reserve movement	—	—	(16)	—	—	(16)
Currency translation reserved recycled to statement of income	—	—	—	—	—	—
Currency translation movement	—	—	—	(2)	—	(2)
Effect of restructuring in Tanzania				9		9
As of December 31, 2019	16	52	(18)	(593)	(2)	(544)
Share based compensation	—	24	—	—	—	24
Issuance of shares –2017, 2018, 2019 LTIPs	—	(26)	—	—	—	(26)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	(1)	—	—	(1)
Currency translation reserved recycled to statement of income	—	—	—	—	—	—
Currency translation movement	—	—	—	(12)	—	(12)
As of December 31, 2020	16	50	(19)	(605)	(4)	(562)

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
C.1.1. Legal reserve
If Millicom International Cellular S.A. reports an annual net profit on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. No appropriation was required in 2019 or 2020 as the 10% minimum level was reached in 2011 and maintained each subsequent year.

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

C.2. Dividend distributions
On June 25, 2020, as a result of the uncertainties triggered by the COVID-19 pandemic and Group's shareholders consciousness to protect the Group's liquidity, the shareholders decided not to proceed to the payment of a dividend related to 2019 profits.
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
The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. At December 31, 2020, $310 million (December 31, 2019: $306 million; December 31, 2018: $324 million) of Millicom’s retained profits represent statutory reserves that are unavailable to be distributed to owners of the Company.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
C.3. Debt and financing
Debt and financing by type (i)

	Note	2020	2019
		(US$ millions)
Debt and financing due after more than one year
Bonds	C.3.1.	4,253	4,067
Banks	C.3.2.	1,337	1,805
Other financing (ii)		41	43
Total non-current financing		5,631	5,915
Less: portion payable within one year		(54)	(129)
Total non-current financing due after more than one year		5,578	5,786
Debt and financing due within one year
Bonds	C.3.1.	44	46
Banks	C.3.2.	15	11
Total current debt and financing		59	57
Add: portion of non-current debt payable within one year		54	129
Total		113	186
Total debt and financing		5,691	5,972
(i)    See note D.1.1 for further details on maturity profile of the Group debt and financing.
(ii) In July 2018, the Company issued a COP144,054.5 million /$50 million bilateral facility with IIC (Inter-American Development Bank) for a USD indexed to COP Note. The note bears interest at 9.450% p.a.. This COP Note is used as net investment hedge of the net assets of our operations in Colombia.

Debt and financing by location

	2020	2019
	(US$ millions)
Millicom International Cellular S.A. (Luxembourg)	2,504	2,773
Colombia	803	827
Paraguay	738	502
Bolivia	337	350
Panama	869	918
Tanzania	203	186
Costa Rica	119	148
El Salvador	118	268
Total debt and financing	5,691	5,972
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
C.3.1. Bond financing
Bond financing

	Note	Country	Maturity	Interest Rate %	2020	2019
					(US$ millions)
SEK Variable Rate Notes	1	Luxembourg	2024	STIBOR (i) + 2.350%	241	211
USD 4.500% Senior Notes	2	Luxembourg	2031	4.500%	494	—
USD 6.625% Senior Notes	3	Luxembourg	2026	6.625%	495	495
USD 6.000% Senior Notes	4	Luxembourg	2025	6.000%	—	492
USD 6.250% Senior Notes	5	Luxembourg	2029	6.250%	743	743
USD 5.125% Senior Notes	6	Luxembourg	2028	5.125%	493	493
USD 5.875% Senior Notes	7	Paraguay	2027	5.875%	558	296
PYG 8.750% Notes (tranche A)	7	Paraguay	2024	8.750%	17	18
PYG 9.250% Notes (tranche B)	7	Paraguay	2026	9.250%	7	8
PYG 10.000% Notes (tranche C)	7	Paraguay	2029	10.000%	9	10
PYG 9.250% Notes (tranche D)	7	Paraguay	2026	9.250%	1	2
PYG 10.000% Notes (tranche E)	7	Paraguay	2029	10.000%	4	4
PYG 9.250% Notes (tranche F)	7	Paraguay	2027	9.250%	2	—
PYG 10.000% Notes (tranche G)	7	Paraguay	2030	10.000%	3	—
BOB 4.750% Notes	8	Bolivia	2020	4.750%	—	30
BOB 4.050% Notes	8	Bolivia	2020	4.050%	—	4
BOB 5.800% Notes	8	Bolivia	2026	5.800%	50	0
BOB 4.850% Notes	8	Bolivia	2023	4.850%	42	57
BOB 3.950% Notes	8	Bolivia	2024	3.950%	29	36
BOB 4.600% Notes	8	Bolivia	2024	4.600%	40	40
BOB 4.300% Notes	8	Bolivia	2029	4.300%	19	21
BOB 4.300% Notes	8	Bolivia	2022	4.300%	20	26
BOB 4.700% Notes	8	Bolivia	2024	4.700%	28	32
BOB 5.300% Notes	8	Bolivia	2026	5.300%	11	13
BOB 5.000% Notes	8	Bolivia	2026	5.000%	61	61
UNE Bond 1 (tranches A and B)	9	Colombia	2020	CPI + 5.10%	—	46
UNE Bond 2 (tranches A and B)	9	Colombia	2023	CPI + 4.76%	44	46
UNE Bond 3 (tranche A)	9	Colombia	2024	9.350%	47	49
UNE Bond 3 (tranche B)	9	Colombia	2026	CPI + 4.15%	74	78
UNE Bond 3 (tranche C)	9	Colombia	2036	CPI + 4.89%	37	38
UNE Bond 6.600%	9	Colombia	2030	6.600%	44	—
USD 4.500% Senior Notes	10	Panama	2030	4.500%	586	585
Cable Onda Bonds 5.750%	10	Panama	2025	5.750%	99	184
Total bond financing					4,297	4,113
(i)    STIBOR – Swedish Interbank Offered Rate.
(1)    SEK Notes
In May 2019, MIC S.A. completed its offering of a SEK 2 billion floating rate senior unsecured sustainability bond due 2024. The bond carries a floating coupon of 3-month Stibor+235bps which we swapped with various banks to hedge its interest rate exposure, pursuant to which it will effectively pay fixed-rate coupons in US dollars between 4.990% and 4.880% (see D.1.2.). The bond has been listed and commenced trading on the Nasdaq Stockholm sustainable bond list on June 12, 2019. Millicom is using the net proceeds of the bond in accordance with the Sustainability Bond Framework which includes both environmental and social investments such as in energy efficiencies, and the expansion of its fixed and mobile networks. Cost of issuance of $2.4 million is amortized over the five year life of the bond (the effective interest rate is 2.600%)

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
(2)    USD 4.500% Senior Notes
On October 19, 2020, MIC S.A. issued $500 million aggregate principal amount of 4.500% Senior Notes due 2031. The Notes bear interest at 4.500% p.a., payable semiannually in arrears on each interest payment date. Proceeds were used to early redeem MIC S.A.'s $500 million 6.000% Senior Notes due 2025 - see below. Costs of issuance of $5.5 million is amortized over the eleven-year life of the notes (the effective interest rate is 4.800%).
(3)    USD 6.625% Senior Notes
In October 2018, MIC S.A. issued $500 million aggregate principal amount of 6.625% Senior Notes due 2026. The Notes bear interest at 6.625% p.a., payable semiannually in arrears on each interest payment date. Proceeds were used to finance Cable Onda’s acquisition. Costs of issuance of $6 million is amortized over the eight-year life of the notes (the effective interest rate is 6.750%).
(4)    USD 6.000% Senior Notes
In March 2015, MIC S.A. issued a $500 million 6.000% fixed interest rate notes repayable in ten years, to repay the El Salvador 8.000% senior notes and for general corporate purposes. The notes had an effective interest rate of 6.132%. A total amount of $9 million of withheld and upfront costs were being amortized over the ten-year life of the bond. On April 8, 2019, the Group obtained consents from the holders of its $500 million 6.000% notes to amend certain provisions of the indenture governing the notes. MIC S.A. made a cash payment of $1 million (equal to $2.50 per $1,000 principal amount of Notes to holders of the Notes).
On October 19, 2020, Millicom announced the early redemption of these Senior Notes which took place on October 29, 2020 at a redemption price equal to 103.0% of the principal amount redeemed plus accrued and unpaid interest. The early redemption premium amounted to $15 million and the remaining unamortized deferred costs to $7 million. These were recognized under "Interest and other financial expenses" in the Group's statement of income.
(5)    USD 6.250% Senior Notes
In March 2019, MIC S.A. issued $750 million of 6.250% notes due 2029. The notes bear interest at 6.250% p.a., payable semi-annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. The net proceeds were used to finance, in part, the completed Telefonica CAM Acquisitions (see note A.1.2.). Costs of issuance of $8.2 million are amortized over the ten-year life of the notes (the effective interest rate is 6.360%).
(6)    USD 5.125% Senior Notes
In September 2017, MIC S.A. issued a $500 million, ten-year bond due January 2028, with an interest rate of 5.125%. Costs of issuance of $7 million are amortized over the ten year life of the notes (effective interest rate is 5.240%).
(7)    PYG Notes
In April 2019, Telefónica Celular del Paraguay S.A.E. (Telecel) issued $300 million 5.875% senior notes due 2027. The notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds were used to finance the repurchase of the Telecel 6.750% 2022 notes. Costs of issuance of $4 million are amortized over the eight-year life of the notes (the effective interest rate is 6.000%). On January 28, 2020, Telecel issued at a premium $250 million of 5.875% Senior Notes due 2027 (the "New Notes"), representing an additional issuance from the Senior Notes described above. The New Notes are treated as a single class with the initial notes, and were priced at 106.375 for an implied yield to maturity of 4.817%. The corresponding $15 million premium received will be amortized over the Senior Notes maturity.
In June 2019, Telefónica Celular del Paraguay S.A.E. issued notes in three series under its PYG 300 billion program as follows: Series A for PYG 115 billion (approximately $18 million), with a fixed annual interest rate of 8.750%, maturing in June 2024, series B for PYG 50 billion (approximately $8 million) with a fixed annual interest rate of 9.250%, maturing in May 2026 and series C for PYG 65 billion (approximately $10 million) with a fixed annual interest rate of 10.000%, maturing in May 2029. On December 27, 2019, under the same program, they issued PYG. 35 billion (Approximately $5 million) in two tranches: (i) PYG 10 billion (approximately $2 million) which bears a fixed annual interest rate of 9.250% and matures on December 30, 2026; and (ii) PYG 25 billion (approximately $4 million) which bears a fixed annual interest rate of 10.000% and matures on December 24, 2029.
In February 2020, Telecel issued local bonds in 2 series: (i) Series 6, for an amount of PYG 15 billion (approximately $2 million) with a 9.250% interest due on January 29, 2027, and (ii) Series 7, for an amount of PYG 20 billion (approximately $3 million) with a 10% interest due on January 31, 2030.
In May 2020, Telefónica Celular del Paraguay, S.A.E.. completed the acquisition of another Millicom subsidiary in Paraguay - Mobile Cash Paraguay S.A , and further on June 30, 2020, the acquisition of Servicios y Productos Multimedios S.A.. Effective as of those dates, these new entities now form part of the borrower's group for the purposes of the $550 million 5.875% Senior Notes due 2027 issued by Telefónica Celular del Paraguay, S.A.E.. In addition, as of July 7, 2020 Servicios y Productos Multimedios S.A. became guarantor of the 5.875% Notes due 2027.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
(8)    BOB Notes
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
In November 2015, they issued BOB 696 million (approximately $100 million) of notes in two series, series A for BOB 104.4 million (approximately $15 million), with a fixed annual interest rate of 4.050%, maturing in August 2020 and series B for BOB 591.6 million (approximately $85 million) with a fixed annual interest rate of 4.850%, maturing in August 2023. The bond has coupon with interest payable semi-annually in arrears in March and September during the first two years, thereafter each February and August. The effective interest rate is 4.840%. These bonds are listed on the Bolivia Stock Exchange.
In August 2016, Telefónica Celular de Bolivia S.A.. issued a new bond for a total amount of BOB 522 million consisting of two tranches (approximately $50 million and $25 million, respectively). Tranche A and B bear fixed interest at 3.950% and 4.300%, and will mature in June 2024 and June 2029, respectively. These bonds are listed on the Bolivia Stock Exchange.
In October 2017, they placed approximately $80 million of local currency bonds in three tranches, which will mature in 2022, 2024 and 2026 with a 4.300% , 4.700% and 5.300% respectively. These bonds are listed on the Bolivia Stock Exchange.
In July 2019 they issued two bonds one for BOB 420 million (approximately $61 million) with a 5.000% coupon maturing on August 2026 and another one for BOB 280 million (approximately $40 million) with a 4.600% coupon maturing on August 2024. Interest payments is semiannual and both bonds are listed on the Bolivia Stock Exchange.
In December 2020, Telefónica Celular de Bolivia S.A. issued BOB 345 million (approximately $50 million) senior notes due 2026.
(9)    UNE Bonds
In March 2010, UNE issued a COP300 billion (approximately $126 million) bond consisting of two tranches with five and ten-year maturities. Interest rates are either fixed or variable depending on the tranche. Tranche A bears variable interest, based on CPI, in Colombian peso and paid in Colombian peso. Tranche B bears variable interest, based on fixed term deposits, in Colombian peso and paid in Colombian peso. UNE applied the proceeds to finance its investment plan. Tranche A matured in March 2015 and tranche B matured in March 2020.
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
In March 2020, UNE issued local bonds for an amount of COP 150 billion (approximately $44 million) to repay an existing bond for the same value, with a 6.600% fixed rate for 10 years.
(10) Cable Onda Bonds
In August 2015, Cable Onda issued local bonds in Panama for a total amount of $185 million. These bonds are listed on the Panama Stock Exchange and bear a fixed annual interest of 5.750% and are due in August 2025. In December 2020, Cable Onda early repaid $85 million on these bonds, at par.
In November 2019, Cable Onda issued $600 million aggregate principal amount of 4.500% senior notes due 2030 payable in U.S. dollars, registered with the Superintendencia del Mercado de Valores de Panamá and listed on the Luxembourg Stock Exchange and on the Panamá Stock Exchange.  The Notes bear interest from November 1, 2019 at a rate of 4.500% per annum, payable on January 30, 2020 for the first payment and thereafter semiannually in arrears on each interest payment date. The proceeds were used to fund the Panama Acquisition and to refinance certain local financing. Costs of issuance of $16 million, which include an original issue discount (OID) is amortized over the ten-year life of the notes (the effective interest rate is 4.690%).

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
C.3.2. Bank and Development Financial Institution financing

	Note	Country	Maturity range	Interest rate	2020	2019
					(US$ millions)
Fixed rate loans
PYG Long-term loans	1	Paraguay	2020-2026	Fixed	137	166
USD - Long-term loans	2	Panama	2024-2025	Fixed	185	150
BOB Long-term loans	3	Bolivia	2023-2025	Fixed	37	31
Variable rate loans
USD Long-term loans	4	Costa Rica	2023	Variable	119	148
USD Long-term loans	5	Tanzania	2021-2025	Variable	162	171
TZS Long-term loans	5	Tanzania	2021-2025	Variable	41	14
USD Short-term loans	8	Luxembourg	2024	Libor + 3.00%	—	298
USD Long-term loans(i)	8	Luxembourg	2024	Variable	(5)	—
COP Long-term loans	6	Colombia	2025-2030	Variable	262	274
USD Long-term loans	6	Colombia	2024	Variable	296	295
USD Credit Facility / Senior Unsecured Term Loan Facility	7	El Salvador	2021-2023	Variable	118	268
Total Bank and Development Financial Institution financing					1,353	1,817
(i)     Relates to the amortized costs of the undrawn RCF that Micsa entered in October 2020 -see note 8,
1.Paraguay
In October 2015, Telefónica Celular del Paraguay S.A.E. entered into a five -year loan facility with Banco Itau for PGY 257,700 million (approximately $40 million) which bears a fixed annual interest rate. The final maturity of the loan was on September 10, 2020.
In July 2017, Telefónica Celular del Paraguay S.A.E executed a five-year loan agreement with the IPS (Instituto de Prevision Social) and the Inter-American Development Bank, who acts as a guarantor, for a total amount of PYG $367,000 million (approximately $66 million). The loan, denominated in PYG with the final maturity in 2022. The guarantee under this facility is counter-guaranteed by MICSA.
In July 2018, Telefónica Celular del Paraguay S.A.E. executed a seven-year loan with Regional Bank for PYG 115,000 million (approximately $18 million with a final maturity in 2025.
In January 2019, Telefónica Celular del Paraguay S.A.E. obtained a seven-year loan from BBVA Bank for PYG 177,000 million which is due on November, 26, 2025.
In September 2019, Telefónica Celular del Paraguay S.A.E. executed an amended and restated agreement with Banco Continental S.A.E.C.A., to consolidate three existing loans, for a PYG 370,000 million (approximately $57 million). The new loan has a maturity of 7 years.
In January 2020, Telecel refinanced its previous loan with Banco Itaú and obtained a new long-term loan from Banco Itaú Paraguay S.A., for Gs. 154.6 billion (approximately $24 million) , amortizing semi-annually and maturing on December 27, 2024.
In December 2020, Telecel executed a credit agreement with Banco Continental S.A.E.C.A for PYG 200,000 million (approximately $29 million using the exchange rate as of December 31, 2020) with a duration of 2.5 years. Main aim is to refinance outstanding bank loans with maturities from 2021 to 2023.
2.Panama
In August 2019, Cable Onda S.A entered into two credit agreements, one with Banco Nacional de Panama S.A , for $75 million which bears a fixed interest and has a 5 year duration and another one with the Bank of Nova Scotia (Sucursal Panama) for $75 million with a fixed interest and a five year duration to finance and refinance working capital and capital expenditures. In October 2020, $50 million have been early repaid on the $75 million credit agreement with Banco Nacional de Panama S.A..
In December 2020, Cable Onda S.A. executed a credit agreement with Bank of Nova Scotia with a 60 month duration for $110 million divided into 2 tranches. Tranche A ($85 million) was disbursed on December 2020 to partially recall the Local Bond ($85 million) and Tranche B is expected to be disbursed in Q1 2021.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
3.Bolivia
In June 2018, Telefónica Celular de Bolivia S.A.. entered into a two tranche loan agreement with Banco BISA S.A for BOB 69.6 million (approximately $10 million) each, with a fixed interest rate. The loans have a term of 7 years.
In November 2019, they executed a new loan with Banco de Crédito de Bolivia S.A for Bs. 78 million (approximately $11 million), with semiannual payments and a fixed interest rate. The loan has a term of 4 years.
4.Costa Rica
In April 2018, Millicom Cable Costa Rica S.A. entered into a $150 million variable rate syndicated loan with Citibank as agent. In June 2020, Millicom Cable Costa Rica S.A partially repaid an amount of $30 million of this loan.
In June 2018, Millicom Cable Costa Rica S.A. entered into a cross currency swap to hedge part of the principal of the loan against interest rate and currency risks. Interest rate and currency swap agreements had been made on $35 million of the principal amount and interest rate swaps for an additional $40 million. In October 2018, Millicom Costa Rica S.A. entered into a currency swap to hedge part of the principal of the loan against currency risks. The currency swap agreement had been made on $35 million of the principal amount. Finally on April 2019, Millicom Cable Costa Rica S.A. entered into another cross currency swap to hedge part of the principal of the loan against interest rate and currency risks. Interest rate and currency swap agreements had been made on $37 million of the principal amount and interest rate swaps for an additional $38 million.
5.Tanzania
In June 2019, MIC Tanzania Public Limited Company entered into a syndicated loan facility agreement with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders, for $174.75 million (tranche A) and TZS103,000 million (tranche B - approximately $45 million) which bears variable interests: for Tranche A Libor plus a margin and for Trance B T-Bill rate plus a margin. The facility agreement has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower. The Facility was amended and restated in December 2019 and maturity was extended to 66 months and 100% of the USD portion and TZS 34 billion (approximately $15 million) were disbursed. In January 2020, TZS 35 billion (approximately $15 million) were disbursed and the last tranche of TZS 34 billion (approximately $15 million) was disbursed in February 2020.
6. Colombia
In December 20, 2019, our operation in Colombia executed an amendment to the $300 million loan between Colombia Móvil S.A. E.S.P. as borrower and UNE EPM Telecomunicaciones S.A., as guarantor with a consortium of banks to extend the maturity for 5 years (now due on December 20, 2024) and lower the applicable margin.
In September and November 2020, Colombia executed 4 new cross currency swaps of $25 million each with Bancolombia, JP Morgan and BBVA to complete $100 million and hedge the exposure of a portion of the $300 million syndicated loan, fixing the exchange rate on average to USD/COP 3.682 and interest rate of 5.35%.
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
In addition, the company executed an interest rate swap with Scotiabank to fix interest rates for up to $100 million of the outstanding debt.
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
In June 2020, Telemovil El Salvador. S.A de C.V repaid in its entirety $150 million of the principal under a credit agreement dated January 2018 entered into with the Bank of Nova Scotia, as lender, and the Company as guarantor.
8. Luxembourg
In April 2019, MICSA. entered into a $300 million term facility agreement arranged by DNB Bank ASA, Sweden Branch and Nordea Bank Abp, Filial i Sverige. This facility has a variable interest rate and is fully drawn as at December 31, 2019 and is due on April 2024. In November 2020, MICSA prepaid the total $300 million facility.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
In March 2020, MICSA drew down $400 million from the $600 million revolving credit facility it entered into in January 2017 (the "RCF"). $337 million was disbursed in March 2020 and the remaining $63 million in April 2020. The draw down had an initial six-month term and Millicom had the option to extend up to January 2022 (the maturity date of the RCF). The RCF was fully repaid on June 29, 2020.
In October 2020, MICSA. entered into a 5 year, $600 million ESG-linked revolving credit facility (the "Facility") with a syndicate of 11 commercial banks. This facility will be used to refinance the above existing multi-currency revolving credit facility which was due to expire in 2022 and for general corporate purposes.
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

C.3.3. Interest and other financial expenses
The Group’s interest and other financial expenses comprised the following:

	December 31
	2020	2019	2018
	(US$ millions)
Interest expense on bonds and bank financing	(386)	(348)	(234)
Interest expense on leases	(156)	(157)	(91)
Early redemption charges	(15)	(10)	(4)
Others	(67)	(47)	(37)
Total interest and other financial expenses	(624)	(564)	(367)

C.3.4. Guarantees and pledged assets
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Liabilities to which guarantees are related are recorded in the consolidated statement of financial position under Debt and financing, and liabilities covered by supplier guarantees are recorded under Trade payables or Debt and financing, depending on the underlying terms and conditions.
Maturity of guarantees

	At December 31, 2020	At December 31, 2019
Terms	Outstanding and Maximum exposure(i)(ii)	Outstanding and Maximum exposure(i)(ii)
	(US$ millions)
0-1 year	59	29
1-3 years	227	134
3-5 years	—	300
Total	287	464
(i)    The outstanding exposure represents the carrying amount of the related liability at December 31.
(ii)    The maximum exposure represents the total amount of the Guarantee at December 31.
Pledged assets
As at December 31, 2020, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $287 million (December 31, 2019: $464 million). Assets pledged by the Group over these debts and financings amounted to nil at December 31, 2020 (December 31, 2019: $1 million). The remainder represented primarily guarantees issued by Millicom S.A. to guarantee financings raised by other Group operating entities.
In addition to the above, on June 4, 2019, MIC Tanzania Public Limited Company entered into a loan facility agreement which was further amended and restated on December 12, 2019, with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders. The facility agreement, maturing in 2025, has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower.

C.3.5. Covenants
Millicom’s financing facilities are subject to a number of covenants including net leverage ratio, debt service coverage ratios, or debt to earnings ratios, among others. In addition, certain of its financings contain restrictions on sale of businesses or significant assets within the businesses. At December 31, 2020, there were no breaches of financial covenants.

C.4. Lease liabilities
At December 31, 2020, lease liabilities are presented in the statement of financial position as follows:

	December 31, 2020	December 31, 2019(i)
	(US$ millions)
Current	123	107
Non-Current	897	988
Total Lease liabilities	1,021	1,096
(i)    Restated as a result of the finalization of the purchase accounting of our acquisition in Panama (note A.1.2.).

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
The expenses relating to payments not included in the measurement of the lease liability are disclosed in operating expenses (note B.3.) and are as follows:

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

	2020	2019
	(US$ millions)
Expense relating to short-term leases (included in cost of sales and operating expenses)	(1)	(5)
The total cash outflow for leases in 2020 was $267 million (2019: $249 million). Lease liabilities split by maturity and future cash outflows are disclosed in note D.5..
At December 31, 2020, the Group has not committed to any material leases which had not yet commenced and has no material lease contracts with variable lease payments.
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
Still under IAS 17, the sale and leaseback of towers and related site operating leases and service contracts were accounted for in accordance with the underlying characteristics of the assets, and the terms and conditions of the lease agreements. When sale and leaseback agreements were concluded, the portions of assets that will not be leased back by Millicom were classified as assets held for sale as completion of their sale was highly probable. Asset retirement obligations related to the towers were classified as liabilities directly associated with assets held for sale. On transfer to the tower companies, the portion of the towers leased back were accounted for as operating leases or finance leases according to the criteria set out above. The portion of towers being leased back represented the dedicated part of each tower on which Millicom’s equipment was located and was derived from the average technical capacity of the towers. Rights to use the land on which the towers were located were accounted for as operating leases, and costs of services for the towers were recorded as operating expenses. The gain on disposal was recognized upfront for the portion of towers that is not leased back, and was deferred and recognized over the term of the lease for the portion leased back.
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
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable
•variable lease payment that are based on an index or a rate
•amounts expected to be payable by the lessee under residual value guarantees
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
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
The Group is also exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is adjusted against the right-of-use asset by discounting the revised lease payments using either the initial discount rate or a revised discount rate. The initial discount rate is used if future lease payments are reflecting market or index rates or if they are in

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 substance fixed. The discount rate is revised, if a change in floating interest rates occurs. The Group reassesses the variable payment only when there is a change in cash flows resulting from a change in the reference index or rate and not at each reporting date.
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
Finally, the Group has taken the additional following decisions when adopting the standard:
•Non-lease components are capitalized (IFRS16.15)
•Intangible assets are out of IFRS 16 scope (IFRS16.4)

C.5. Cash and deposits

C.5.1. Cash and cash equivalents

	2020	2019
	(US$ millions)
Cash and cash equivalents in USD	619	834
Cash and cash equivalents in other currencies	256	330
Total cash and cash equivalents	875	1,164
Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.
Cash deposits with banks with maturities of more than three months that generally earn interest at market rates are classified as time deposits.

C.5.2. Restricted cash

	2020	2019
	(US$ millions)
Mobile Financial Services	192	150
Others	7	5
Restricted cash	199	155
Cash held with banks related to MFS which is restricted in use due to local regulations is denoted as restricted cash. The increase is in line with the current increase in digital transactions due to the pandemic.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
C.5.3. Pledged deposits
Pledged deposits represent contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.
At December 31, 2020, there were no non-current pledged deposits (2019: nil).
At December 31, 2020, current pledged deposits amounted to nil (2019: $1 million).

C.6. Net financial obligations
Net financial obligations

	2020	2019
	(US$ millions)
Total debt and financing	5,691	5,972
Lease liabilities (i)	1,021	1,096
Gross financial obligations	6,711	7,068
Less:
Cash and cash equivalents	(875)	(1,164)
Pledged deposits	—	(1)
Time deposits related to bank borrowings	—	(1)
Net financial obligations at the end of the year	5,837	5,902
Add (less) derivatives related to debt (note D.1.2.)	12	(17)
Net financial obligations including derivatives related to debt	5,849	5,885
i)    2019 figure has been restated as a result of the finalization of the purchase accounting of our acquisition in Panama (note A.1.2.).

	Assets		Liabilities from financing activities
	Cash and cash equivalents	Other	Bond and bank debt and financing	Lease liabilities (i)	Total
Net financial obligations as at January 1, 2019	528	2	4,227	898	4,596
Cash flows	638	—	1,743	(107)	998
Scope Changes	16	—	74	210	269
Recognition / Remeasurement	—	—	—	109	109
Interest accretion	—	—	8	—	8
Foreign exchange movements	(8)	—	(16)	(6)	(14)
Transfers to/from assets held for sale	(9)	—	(53)	(8)	(52)
Transfers	—	—	3	—	3
Other non-cash movements	—	—	(14)	—	(14)
Net financial obligations as at December 31, 2019	1,164	2	5,972	1,096	5,902
Cash flows	(272)	(2)	(274)	(121)	(121)
Scope changes	—	—	—	—	—
Recognition / Remeasurement	—	—	—	68	68
Interest accretion	—	—	16	1	17
Foreign exchange movements	(17)	—	(10)	(30)	(22)
Transfers to/from assets held for sale	—	—	—	—	—
Transfers	—	—	(3)	6	3
Other non-cash movements	—	—	(10)	—	(10)
Net financial obligations as at December 31, 2020	875	—	5,691	1,021	5,837
i)    2019 figure has been restated as a result of the finalization of the purchase accounting of our acquisition in Panama (note A.1.2.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
C.7. Financial instruments
i) Equity and debt instruments
Classification
The Group classifies its financial assets in the following measurement categories:
•those to be measured subsequently at fair value either through Other Comprehensive Income (OCI), or through profit or loss, and
•those to be measured at amortized cost.
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
Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:
•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains / (losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the consolidated statement of income.
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
Equity instruments
The Group subsequently measures all equity investments at fair value. The Group does not hold equity instruments for trading. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Purchases and sales of equity instruments are recognized as of their settlement date. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.
Otherwise, changes in the fair value of financial assets at FVPL are recognized in ‘Other non-operating (expenses) income, net’ in the consolidated statement of income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
For transactions designated and qualifying for hedge accounting, at the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. This is done in reference to the Group Treasury Policy as last updated and approved by the Audit Committee in late 2020. The Group also documents its assessment, both at hedge inception and on an ongoing basis (quarterly), of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

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
Fair values of financial instruments at December 31,

		Carrying value		Fair value
	Note	2020	2019	2020	2019
		(US$ millions)
Financial assets
Derivative financial instruments		24	—	24	—
Other non-current assets		77	66	77	66
Trade receivables, net		351	371	351	371
Amounts due from non-controlling interests, associates and joint venture partners	G.5.	296	68	296	68
Prepayments and accrued income		149	156	149	156
Supplier advances for capital expenditures		21	22	21	22
Call option (ii)	C.7.4.	3	—	3	—
Equity Investments	C.7.3.	160	371	160	371
Other current assets		181	192	181	192
Restricted cash	C.5.2.	199	155	199	155
Cash and cash equivalents	C.5.1.	875	1,164	875	1,164
Total financial assets		2,337	2,564	2,337	2,564
Current		2,143	2,460	2,143	2,460
Non-current		194	104	194	104
Financial liabilities
Debt and financing (i)	C.3.	5,691	5,972	5,572	6,229
Trade payables		334	289	334	289
Payables and accruals for capital expenditure		345	348	345	348
Derivative financial instruments		16	17	16	17
Put option liability	C.7.4.	262	264	262	264
Amounts due to non-controlling interests, associates and joint venture partners	G.5.	339	498	339	498
Accrued interest and other expenses		445	432	445	432
Other liabilities		885	399	885	399
Total financial liabilities		8,317	8,219	8,198	8,475
Current		2,145	1,949	2,145	1,949
Non-current		6,173	6,270	6,054	6,527
(i)    Fair values are measured with reference to Level 1 (for listed bonds) or 2.
(ii)    Measured with reference to Level 3, using a Monte Carlo option pricing model.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
C.7.3. Equity investments
As at December 31, 2020 and 2019, Millicom has the following investments in equity instruments:

	2020	2019
	(US$ millions)
Investment in Jumia	—	32
Investment in HT	160	338
Equity investment - total	160	371
Jumia Technologies AG (“Jumia”)
Jumia indirectly owns a number of companies that provide online services and online marketplaces in certain countries in Africa.
In January 2019, Millicom was diluted in the capital of the company following the entry of a new investor. This triggered the recognition of a net dilution gain of $7 million in January 2019. In addition, during Q1 2019, in preparation of Jumia's IPO, Millicom relinquished its seat on the board of directors, which resulted in the loss of the Group's significant influence over Jumia. As a result, Millicom derecognized its investment in associate in Jumia and recognized it as a financial asset (equity instrument) at fair value under IFRS 9. On April 11, 2019, Jumia completed its IPO at the offer price per share of $14.5 and shares started trading on the NYSE on April 12, 2019. As a result, as of March 31, 2019, a net gain of $30 million had been recognized and reported under ‘Income (loss) from associates, net’. Post IPO, Millicom held 6.31% of the outstanding shares of Jumia.
In the course of June 2020, Millicom disposed of its entire stake in Jumia for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under "Other non-operating (expenses) income, net" (note B.5.).
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
On the same day, Millicom resigned from its board of directors seats, which resulted in the loss of the Group's significant influence over HT. As a result, as from that date, Millicom derecognized its investment in associate in HT and recognized it as a financial asset at fair value under IFRS 9. The derecognition of the investment in associate and recognition of the equity investment in HT at a fair value of $292 million triggered the recognition of a net non-cash gain of $208 million recorded under ‘Other non-operating income (expense), net’ in the Group's statement of income. Fair value was determined using the IPO reference share price of GBP1.15.
As a result of the IPO and the subsequent exercise of the overallotment option, Millicom disposed of a portion of its ownership (in total ~20%) yielding $57 million in gross proceeds and $25 million in net proceeds after fees and Millicom's share in tax escrow of $30 million which has been deducted in full from the gain given the high level of uncertainties used in assessing the potential tax liability. These disposals triggered a loss of $32 million, as a result of the tax escrow and transaction fees, and are recorded under ‘Other operating income (expenses), net’.
During 2020, Millicom disposed of a total of 85 million shares that it owned in HT for a total net consideration of GBP 130 million ($169 million), triggering a total net gain on disposal of $6 million recorded in the statement of income under ‘Other operating income (expenses), net’.
As a result of these transactions, at December 31, 2020, Millicom owns a remaining shareholding of 7.6% in HT (2019:16.2%), valued at $160 million (level 1) at the December 31, 2020 share price (£1.53). The changes in fair value are shown under 'Other non-operating (expenses) income, net' (see note B.5.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
C.7.4. Call and put options
Cable Onda call and put options
As part of the acquisition of Cable Onda, the shareholders agreed on certain put and call options as follows - as amended subsequent to the acquisition of Telefonica Panama:
The 'Transaction Price' call and put options are conditional to the occurrence of certain events, such as change of control of Millicom or at any time if Millicom's non-controlling partners’ shareholdings fall below 10%, and become exercisable on the date of the Telefonica Panama closing (August 29, 2019) and extending until June 13, 2022. These put and call options are exercisable at the purchase price in the Cable Onda transaction (enterprise value of $1.46 billion), plus interest at 5% per annum (put) and at 10% per annum (call), respectively. From June 14, 2022, up to July 14, 2022, both options will be unconditional.
In addition, the parties agreed on 'Unconditional' call and put options to acquire the remaining 20% non-controlling interest in Cable Onda becoming exercisable at any time from July 15, 2022, both, at fair market value.
Millicom determined that the 'Transaction Price' put option could be exercised as a result of events falling outside of Millicom's control, and therefore that it met the criteria under IAS 32 for recognition as a liability and a corresponding equity decrease. The put option liability would be payable in Millicom's shares or in cash at the discretion of the partner. Therefore, Millicom recorded a liability for the put option at acquisition completion date of $239 million representing the present value of the redemption amount. As of December 31, 2020, the value of the 'Transaction Price' put option is lower than the 'Unconditional' put option's value, and therefore the Group recognized the put option liability at the higher of both valuations at $262 million (December 31, 2019: $264 million).
At December 31, 2020.The 'Transaction Price' call option has been valued at $3 million (December 31, 2019: nil) using a Monte Carlo simulation model. At December 31, 2020, the 'Unconditional' call option will be exercisable at fair market value and has therefore no value as at December 31, 2020 (December 31, 2019: nil).
The changes in value of the call option asset and put option liability are recorded in the Group's statement of income (see note B.5.).

D. Financial risk management
Exposure to interest rate, foreign currency, non-repatriation, liquidity, capital management and credit risks arise in the normal course of Millicom’s business. Each year Group Treasury revisits and presents to the Audit committee updated Group Treasury policy. The Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Group’s performance in line with its policy. This policy was last reviewed in late 2020. As part of the annual review of the above mentioned risks, the Group agrees to a strategy over the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Company targets to reach 40% of debt in local currency over the medium term) to maintain a combination of up to 75/25% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.
Accounting policies for derivatives is further detailed in note C.7. On December 31, 2020 and 2019 fair value of derivatives held by the Group can be summarized as follows:

	2020	2019
	(US$ millions)
Derivatives
Cash flow hedge derivatives	12	(17)
Net derivative asset (liability)	12	(17)

D.1. Interest rate risk
Debt and financing issued at floating interest rates expose the Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Group to fair value interest rate risk. The Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Group’s policy is to maintain a combination of fixed and floating rate debt with target that more than 75% of the debt be at fixed rate. The Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while considering market conditions as well as our overall business strategy. At

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
December 31, 2020, approximately 84% of the Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2019: 76%).

D.1.1. Fixed and floating rate debt
Financing at December 31, 2020

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	80	90	268	561	269	3,498	4,766
Floating rate financing	33	17	171	250	197	256	926
Total	113	107	439	811	467	3,755	5,691
Weighted average nominal interest rate	4.65%	4.95%	5.76%	4.15%	5.09%	5.21%	4.90%
Financing at December 31, 2019

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	118	117	118	332	431	3,428	4,543
Floating rate financing	68	38	27	185	654	457	1,429
Total	186	155	145	517	1,085	3,884	5,972
Weighted average nominal interest rate	5.10%	4.55%	4.34%	5.81%	4.73%	5.24%	4.82%
A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2020 would increase or reduce profit before tax from continuing operations for the year by approximately $9 million (2019: $14 million).

D.1.2. Interest rate swap contracts
From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Financial Risk Management policy. Details of these arrangements are provided below.
MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (~$211 million) senior unsecured sustainability bond issued in May 2019 (note C.3.1.). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2020, the fair values of the swaps amount to an asset of $23 million. (December 31, 2019: a liability of $0.2 million).
In addition, Colombia, El Salvador and Costa Rica operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At December 31, 2020, the fair value of El Salvador swaps amount to a liability of $3 million (December 31, 2019: a liability of $3 million), Costa Rica swaps amount to a liability of $5 million and an asset of $1 million (December 31, 2019: liability of $14 million) and the fair value of Colombia swaps amount to a liability of $7 million (December 31, 2019: nil).
Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy
There are no other derivative financial instruments with a significant fair value at December 31, 2020.

D.2. Foreign currency risks
The Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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

D.2.1. Debt denominated in US dollars and other currencies
Debt denomination at December 31

	2020	2019
	(US$ millions)
Debt denominated in US dollars	3,384	3,535
Debt denominated in currencies of the following countries
Colombia	614	531
Tanzania	40	14
Bolivia	337	350
Paraguay	180	206
El Salvador(i)	118	268
Panama(i)	869	918
Luxembourg (COP denominated)	41	43
Costa Rica	107	107
Total debt denominated in other currencies	2,307	2,437
Total debt	5,691	5,972
(i) El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).
At December 31, 2020, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $45 million (2019: $17 million). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 and exchange risk, which could have an adverse effect on the Group. This is a relatively rare case for the countries in which the Group operates.
Lastly, repatriation most often results in taxation, which is evidenced in the amount of taxes paid by the Group relative to the Corporate Income Tax reported in its statement of income.

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
The Group manages its liquidity risk through use of bank overdrafts, bank loans, bonds, vendor financing, Export Credit Agencies and Development Finance Institutions (DFI) loans. Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding. Millicom has a diversified financing portfolio with commercial banks representing about 20% of its gross financing (2019: 26%), bonds 64% (2019: 58%), Development Finance Institutions 1% (2019: 1%) and leases 15% (2019: 15%).

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Maturity profile of net financial liabilities at December 31, 2020

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Total debt and financing	(113)	(1,824)	(3,755)	(5,691)
Lease liability	(123)	(525)	(373)	(1,021)
Cash and equivalents	875	—	—	875
Pledged deposits (related to back borrowings)	—	—	—	—
Refundable deposit	—	—	—	—
Derivative financial instruments	—	12	—	12
Net cash (debt) including derivatives related to debt	639	(2,336)	(4,128)	(5,825)
Future interest commitments related to debt and financing	(311)	(1,069)	(104)	(1,484)
Future interest commitments related to leases	(146)	(410)	(203)	(759)
Trade payables (excluding accruals)	(576)	—	—	(576)
Other financial liabilities (including accruals)	(1,185)	(29)	—	(1,214)
Put option liability	(262)	—	—	(262)
Trade receivables	351	—	—	351
Other financial assets	568	167	—	735
Net financial liabilities	(922)	(3,676)	(4,435)	(9,034)

Maturity profile of net financial liabilities at December 31, 2019

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Total debt and financing	(186)	(1,902)	(3,884)	(5,972)
Lease liability(i)	(107)	(490)	(498)	(1,096)
Cash and equivalents	1,164	—	—	1,164
Pledged deposits (related to back borrowings)	1	—	—	1
Refundable deposit	—	—	—	—
Derivative financial instruments	(17)	—	—	(17)
Net cash (debt) including derivatives related to debt	855	(2,392)	(4,383)	(5,920)
Future interest commitments related to debt and financing	(308)	(1,088)	(106)	(1,502)
Future interest commitments related to leases	(157)	(476)	(295)	(928)
Trade payables (excluding accruals)	(510)	—	—	(510)
Other financial liabilities (including accruals)	(1,052)	(337)	—	(1,389)
Put option liability	(264)	—	—	(264)
Trade receivables	371	—	—	371
Other financial assets	613	104	—	717
Net financial liabilities	(452)	(4,189)	(4,784)	(9,425)
(i)    Restated as a result of the finalization of the purchase accounting of our acquisitions in Nicaragua and Panama (note A.1.2.).

D.6. Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and solid capital ratios in order to support its business and maximize shareholder value.
The Group manages its capital structure with reference to local economic conditions and imposed restrictions such as debt covenants. To maintain or adjust its capital structure, the Group may make dividend payments to shareholders, return capital to shareholders through share repurchases or issue new shares. At December 31, 2020, Millicom was rated at one notch below

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 investment grade by the independent rating agencies Moody’s (Ba1 stable) and Fitch (BB+ stable). The Group primarily monitors capital using net financial obligations to EBITDA.
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
Net financial obligations to EBITDA

	Note	2020	2019
	(US$ millions)
Net financial obligations (ii)	C.6.	5,837	5,902
EBITDA	B.3.	1,495	1,530
Net financial obligations to EBITDA (i)		3.90	3.86
(i) The ratio is above 3.0x on an IFRS basis. However, according to the terms of the indenture, this ratio is calculated differently, resulting in a ratio below 3.0x for covenant purposes.
(ii) 2019 figure has been restated as a result of the finalization of the purchase accounting of our acquisition in Panama (note A.1.2.).

Gearing ratio

	Note	2020	2019
	(US$ millions)
Net financial obligations (i)	C.6.	5,837	5,902
Equity attributable to Owners of the Company	C.1.	2,059	2,410
Net financial obligations and equity		7,896	8,312
Gearing ratio		0.74	0.71
(i) 2019 figure has been restated as a result of the finalization of the purchase accounting of our acquisition in Panama (note A.1.2.).

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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
•    Legal title is not transferred;

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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

E.1.3. Movements in intangible assets
On May 20, 2019, the Group renewed 10MHz of the 1900 MHz spectrum in Colombia for a period of 10 years for an amount of $47 million (payable in five installments from June 2019 to February 2023) and an obligation to build 45 sites during the 20-month period following the renewal (approximately $20 million cost, that will be capitalized once the sites are built). In December 2019, the company substituted its coverage obligation by agreeing to pay the corresponding amount of $20 million in cash in 6 installments between January to June 2020. As a result, Management recognized an addition to spectrum assets and a liability for $20 million.
On July 9, 2019, the Tanzania Communications Regulatory Authority ('TCRA') issued a notice to cancel the license of Telesis, a subsidiary of Millicom in Tanzania that shared its 4G spectrum with Tigo and Zantel operations in the country. The net carrying value of the Telesis' license amounting to $8 million was therefore impaired during Q3 2019. As a consequence and in order to continue providing 4G services in the country, our operation in Tanzania had to purchase spectrum in the 800MHz band from the TCRA for a period of 15 years and for an amount of $12 million.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
In December 2019, Millicom's wholly-owned subsidiary Telemovil El Salvador S.A. de C.V. ('Telemovil') acquired 50Mhz spectrum in the AWS band and paid an advance of $14 million. On January 8, 2020, Telemovil made a final payment of $20 million and started operating the spectrum.
In December 2019, Tigo Colombia participated in an auction launched by the Ministerio de Tecnologias de la Informacion y las Comunicaciones (MINTIC), and acquired licenses granting the right to use a total of 40 MHz in the 700 MHz band. The 20-year license will expire in 2040. As a result of this auction,Tigo Colombia has strengthened its spectrum position, which also includes 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP 2.45 billion (equivalent to approximately $710 million using the December 31, 2020 exchange rate), of which approximately 55% is payable in cash and 45% in coverage obligations to be met by 2025.
An initial payment of approximately $33 million was made in 2020, with the remainder payable in 12 annual installments beginning in 2026 and ending in 2037. The 55% cash portion bears interest at the Colombia-10 years Treasury Bond rate. In April and May 2020, local management received permission to operate 40 Mhz in the 700 MHz band and accounted for the spectrum as an Intangible asset at an amount of $388 million corresponding to the net present value of the future payments, plus other costs directly attributable to this acquisition. The related future interest commitments will be recognized as interest expense over the next 17 years. The remaining 45% consideration due as coverage obligations are currently being estimated and will be recognized in the statement of financial position as incurred.
Movements in intangible assets in 2020

	Goodwill	Licenses	Customer Lists	IRUs	Trademark	Other (i)	Total
	(US$ millions)
Opening balance, net	1,684	468	470	107	183	282	3,195
Change in scope	—	—	—	—	—	—	—
Additions	—	421	—	—	—	99	520
Amortization charge	—	(71)	(44)	(13)	(106)	(84)	(318)
Impairment	—	—	—	—	—	—	—
Disposals, net	—	—	—	14	—	—	13
Transfers	—	3	—	(18)	—	(1)	(16)
Exchange rate movements	(26)	49	(3)	(3)	—	(8)	10
Closing balance, net	1,659	870	423	86	77	289	3,403
Cost or valuation	1,659	1,305	630	196	323	840	4,953
Accumulated amortization and impairment	—	(435)	(207)	(111)	(246)	(550)	(1,550)
Net	1,659	870	423	86	77	289	3,403

Movements in intangible assets in 2019

	Goodwill	Licenses	Customer Lists	IRUs	Trademark	Other (i)	Total
	(US$ millions)
Opening balance, net	1,069	318	371	89	282	218	2,346
Change in scope (ii)	623	142	137	10	—	24	936
Additions	—	101	—	—	—	101	202
Amortization charge	—	(55)	(37)	(14)	(99)	(67)	(272)
Impairment	—	(8)	—	—	—	—	(8)
Disposals, net	—	—	—	—	—	—	—
Transfers	—	(5)	—	23	—	15	33
Transfer to/from held for sale	—	(18)	—	—	—	(3)	(21)
Exchange rate movements	(7)	(8)	(1)	—	—	(4)	(21)
Closing balance, net	1,684	468	470	107	183	282	3,195
Cost or valuation	1,684	926	688	214	325	809	4,647
Accumulated amortization and impairment	—	(458)	(218)	(107)	(142)	(527)	(1,451)
Net	1,684	468	470	107	183	282	3,195

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
(i)    Other includes mainly software costs
(ii)     Restated as a result of the finalization of the purchase accounting of our acquisitions in Nicaragua and Panama (note A.1.2.).

E.1.4. Cash used for the purchase of intangible assets
Cash used for intangible asset additions

	2020	2019	2018
	(US$ millions)
Additions	520	202	158
Change in accruals and payables for intangibles	(315)	(32)	(10)
Cash used for additions	202	171	148

E.1.5. Goodwill
Allocation of Goodwill to cash generating units (CGUs), net of exchange rate movements and after impairment

	2020	2019
	(US$ millions)
Panama (see note A.1.2.)(i)	907	907
El Salvador	194	194
Costa Rica	115	123
Paraguay	47	50
Colombia	173	181
Tanzania (see note E.1.6.)	12	12
Nicaragua (see note A.1.2)(i)	207	213
Other	3	3
Total	1,659	1,684
(i) Restated as a result of the finalization of the purchase accounting of our acquisitions in Nicaragua and Panama (note A.1.2.).

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
Impairment testing at December 31, 2020
Goodwill was tested for impairment by assessing the recoverable amount against the carrying amount of the CGU based on discounted cash flows. The recoverable amounts are based on value-in-use. The value-in-use is determined based on the method of discounted cash flows. The cash flow projections used (operating profit margins, income tax, working capital, capex and license renewal cost) are extracted from business plans approved by management and presented to the Board, covering a fifteen-year planning horizon. The Group uses a fifteen-year planning horizon to obtain a stable business outlook, in particular due to the long investment cycles in the industry and the long-term planned and expected investments in licenses and spectrum. Cash flows beyond this period are extrapolated using a perpetual growth rate. When value-in-use results are lower than the carrying values of the CGUs, management determines the recoverable amount by using the fair value less cost of disposal (FVLCD) of the CGUs. FVLCD is usually determined by using recent offers received from third parties (Level 1).

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
For the year ended December 31, 2020, management concluded that no impairment should be recorded in the Group consolidated financial statements.
Impairment testing at December 31, 2019
For the year ended December 31, 2019, management concluded that no impairment should be recorded in the Group consolidated financial statements.
Key assumptions used in value in use calculations

The process of preparing the cash flow projections considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs. Therefore, a growth target is defined for each CGU, based on the appropriate allocation of operating resources and the capital investments required to achieve the target. The foregoing forecasts could differ from the results obtained through time; however, the Company prepares its estimates based on the current situation of each of the CGUs. Relevance of budgets used for the impairment test is also reviewed annually, with management performing regressive analysis between actual figures and budget/Long Range Plans (LRPs) used for previous year impairment test.
The cash flow projections for all CGUs is most sensitive to the following key assumptions:
•EBITDA margin is determined by dividing EBITDA by total revenues.
•CAPEX intensity is determined by dividing CAPEX by total revenues.
•Perpetual growth rate does not exceed the countries' GDP.
•Weighted average cost of capital (“WACC”) is used to discount the projected cash flows.
The most significant estimates used for the 2020 and 2019 impairment test are shown below:

CGU	Average EBITDA margin (%) (i)		Average CAPEX intensity (%) (i)		Perpetual growth rate (%)		WACC rate after tax (%)
	2020	2019	2020	2019	2020	2019	2020	2019
Bolivia	39.2	42.0	16.8	18.4	1.0	1.5	11.5	10.7
Colombia	35.7	34.1	17.7	17.7	2.0	1.9	8.3	8.6
Costa Rica	32.9	36.3	17.8	23.3	2.0	1.9	12.1	10.1
El Salvador	35.4	33.4	14.0	15.2	1.0	0.8	13.8	10.7
Nicaragua (see note A.1.2)	45.6	33.7	15.9	16.2	3.0	2.0	13.8	10.9
Panamá (see note A.1.2)	48.2	42.6	17.5	14.8	1.0	1.5	7.6	8.3
Paraguay	44.3	46.9	15.6	16.0	1.0	1.6	8.4	9.0
Tanzania	39.5	31.2	11.7	12.2	1.0	1.5	13.8	14.4
(i) Average is computed over the period covered by the plan.

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
The sensitivity analysis shows a comfortable headroom between the recoverable amounts and the carrying values for all CGUs at December 31, 2020, except for El Salvador, Colombia and Nicaragua CGUs (the latter includes both the legacy fixed business and the

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 recently acquired Telefonica's assets). The following changes in key assumptions would trigger a potential impairment, which would mainly be due to the current political and economic turmoil caused by the pandemic:

Changes in key assumptions that would trigger a potential impairment	CGU
	El Salvador	Colombia	Nicaragua
Financial variables
WACC rate	+86bps	+85bps	+57bps
Operating variables
Average EBITDA margin	-147bps	-160bps	-183bps

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
Costs of major inspections and overhauls are added to the carrying value of property, plant and equipment and the carrying amount of previous major inspections and overhauls is derecognised.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
E.2.2. Movements in tangible assets
Movements in tangible assets in 2020

	Network Equipment (ii)	Land and Buildings	Construction in Progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,212	206	355	127	2,899
Additions	31	—	606	11	649
Disposals, net	31	(2)	(2)	(41)	(13)
Depreciation charge	(644)	(22)	—	(83)	(749)
Asset retirement obligations	17	2	—	—	19
Transfers	588	5	(644)	75	24
Transfer from/(to) assets held for sale (see note E.4)	1	1	—	—	3
Exchange rate movements	(62)	(5)	(7)	(2)	(77)
Closing balance, net	2,175	185	308	87	2,755
Cost or valuation	6,423	329	308	407	7,466
Accumulated amortization and impairment	(4,248)	(144)	—	(320)	(4,711)
Net at December 31, 2020	2,175	185	308	87	2,755

Movements in tangible assets in 2019

	Network equipment	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,149	175	284	156	2,764
Change in Scope (ii)	201	48	14	9	272
Additions	87	4	612	16	719
Impairments/reversal of impairment, net	—	—	—	1	1
Disposals, net	(8)	(1)	(6)	(3)	(19)
Depreciation charge	(588)	(13)	—	(110)	(711)
Asset retirement obligations	14	5	—	—	19
Transfers	444	4	(537)	64	(24)
Transfers from/(to) assets held for sale (see note E.4.)(iv)	(61)	(14)	(7)	(5)	(88)
Exchange rate movements	(25)	(2)	(6)	(1)	(34)
Closing balance, net	2,212	206	355	127	2,899
Cost or valuation	6,655	364	355	477	7,851
Accumulated amortization and impairment	(4,443)	(158)	—	(351)	(4,952)
Net at December 31, 2019	2,212	206	355	127	2,899
(i)    Other mainly includes office equipment and motor vehicles.
(ii)     Restated as a result of the finalization of the purchase accounting of our acquisitions in Nicaragua and Panama (note A.1.2.).

Borrowing costs capitalized for the years ended December 31, 2020, 2019 and 2018 were not significant.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
E.2.3. Cash used for the purchase of tangible assets
Cash used for property, plant and equipment additions

	2020	2019	2018
	(US$ millions)
Additions	649	719	698
Change in advances to suppliers	(4)	1	2
Change in accruals and payables for property, plant and equipment	(22)	17	(25)
Finance leases(i)	(1)	(1)	(43)
Cash used for additions	622	736	632
(i)As a result of the application of IFRS 16 finance leases were reclassified to lease liabilities on January 1, 2019. See above in the "New and amended IFRS accounting standards" for further information.

E.3. Right of use assets
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs
Refer to note C.4. for further details on lease accounting policies.
Movements in right of use assets in 2020

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Other network equipment	Capacity	Other	Total
	(US$ millions)
Opening balance, net	148	101	729	16	15	3	1,012
Change in scope	—	—	—	—	—	—	—
Additions	41	2	23	18	1	1	86
Modifications	9	10	(27)	(1)	—	—	(8)
Impairments	(1)	—	—	—	—	—	(1)
Disposals	(10)	(1)	—	(1)	—	—	(12)
Depreciation	(38)	(17)	(88)	(8)	(1)	(2)	(155)
Asset retirement obligations	—	1	—	—	—	(1)	—
Transfers	—	—	(2)	5	—	1	4
Exchange rate movements	(3)	(2)	(27)	—	—	—	(32)
Closing balance, net	147	93	607	31	14	2	895
Cost of valuation	206	127	839	42	18	6	1,238
Accumulated depreciation and impairment	(59)	(34)	(232)	(12)	(4)	(3)	(343)
Net at December 31, 2020	147	93	607	31	14	2	895
In early 2020, and following a change in regulation in Colombia, future lease payments for the use of certain public assets have been significantly decreased. This triggered a lease modification and a decrease of the related lease liabilities (and right-of-use assets) of approximately $45 million.
Except for the change above, there have been no other unusual significant events affecting lease liabilities (and right-of-use assets) during the year ended December 31, 2020.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

Movements in right of use assets in 2019

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Capacity	Other network equipment	Other	Total
	(US$ millions)
Opening balance, net	154	67	623	—	9	4	856
Change in scope (i)	3	58	130	13	8	—	212
Additions	25	4	67	2	1	1	102
Modifications	6	(2)	7	—	—	—	11
Impairments	(1)	—	—	—	—	—	(1)
Disposals	(4)	(4)	(1)	—	—	—	(10)
Depreciation	(35)	(16)	(86)	—	(2)	(2)	(141)
Asset retirement obligations	—	—	—	—	—	—	—
Transfers	—	—	1	—	—	—	1
Transfers to/from assets held for sale	(1)	(5)	(3)	—	—	—	(9)
Exchange rate movements	—	(2)	(7)	—	—	—	(10)
Closing balance, net	148	101	729	15	16	3	1,012
Cost of valuation	181	119	905	18	19	8	1,250
Accumulated depreciation and impairment	(34)	(18)	(176)	(2)	(3)	(5)	(238)
Net at 31 December 2019	148	101	729	15	16	3	1,012
(i)     Restated as a result of the finalization of the purchase accounting of our acquisitions in Nicaragua and Panama (note A.1.2.).
Tower Sale and Leaseback
In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. Total gain on sale recognized in 2020 was nil (2019: $5 million, 2018: $61 million) and cash received from these sales were nil, $22 million and $141 million, respectively.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
E.4.2. Millicom’s assets held for sale
The following table summarizes the nature of the assets and liabilities reported under assets held for sale and liabilities directly associated with assets held for sale as at December 31, 2020 and 2019:

	December 31,
	2020	2019
	(US$ millions)
Assets and liabilities reclassified as held for sale ($ millions)
Towers Colombia (see note E.4.1.)	1	2
Towers El Salvador (see note E.4.1.)	—	1
Towers Zantel	—	1
Total assets of held for sale	1	5
Total liabilities directly associated with assets held for sale	—	—
Net assets held for sale / book value	1	5
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
In August 2020, the Group and the buyer of our operations in Chad agreed on a final price adjustment of $8 million in favor of the buyer. This price adjustment has been disbursed in September 2020 and recorded under the results from discontinued operations in the Group's statement of income.
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
Rwanda
As mentioned in note A.1.3. on December 19, 2017, Millicom announced that it has signed an agreement for the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited.for a final cash consideration of $51 million, including a deferred cash payment due in January 2020 for an amount of $18 million which has been settled in January 2020. The transaction also included earn-outs for $7 million that are not recognized by the Group. The sale was completed on January 31, 2018. On that day, Millicom's operations in Rwanda have been deconsolidated and no material loss on disposal was recognized (its carrying value was aligned to its fair value

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 less costs of disposal as of December 31, 2017). However, a loss of $32 million was recognized in 2019 corresponding to the recycling of foreign currency exchange losses accumulated in equity since the creation of the local operation. This loss has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’.
In accordance with IFRS 5, the Group’s businesses in Chad (Q2 2018), Rwanda (Q1 2018), and Senegal (Q1 2017) had been classified as assets held for sale and their results were classified as discontinued operations. Comparative figures of the statement of income had therefore been restated accordingly. Financial information relating to the discontinued operations for the year ended December 31, 2020, 2019 and 2018 is set out below. Figures shown below are after intercompany eliminations.
Results from discontinued operations

	December 31
	2020	2019	2018
	(US$ millions)
Revenue	—	50	189
Cost of sales	—	(14)	(51)
Operating expenses	(4)	(29)	(83)
Other expenses linked to the disposal of discontinued operations	(9)	(10)	(10)
Depreciation and amortization	—	(11)	(27)
Other operating income (expenses), net	—	—	(9)
Gain/(loss) on disposal of discontinued operations	—	74	(29)
Operating profit (loss)	(12)	61	(21)
Interest income (expense), net	—	(2)	(6)
Other non-operating (expenses) income, net	—	—	(2)
Profit (loss) before taxes	(12)	59	(29)
Credit (charge) for taxes, net	—	(2)	(4)
Net profit/(loss) from discontinuing operations	(12)	57	(33)
Cash flows from discontinued operations

	December 31
	2020	2019	2018
	(US$ millions)
Cash from (used in) operating activities, net	—	(8)	(38)
Cash from (used in) investing activities, net	—	5	8
Cash from (used in) financing activities, net	—	7	11

F. Other assets and liabilities
F.1. Trade receivables
Millicom’s trade receivables mainly comprise interconnect receivables from other operators, postpaid mobile and residential cable subscribers, as well as B2B customers. The nominal value of receivables adjusted for impairment approximates the fair value of trade receivables.

	2020	2019
	(US$ millions)
Gross trade receivables	649	636
Less: provisions for expected credit losses	(298)	(265)
Trade receivables, net	351	371

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

Aging of trade receivables

	Neither past due nor impaired	Past due (net of impairments)
		30–90 days	>90 days	Total
	(US$ millions)
2020:
Telecom operators	15	7	3	25
Own customers	167	65	34	266
Others	34	19	8	60
Total	216	90	45	351
2019:
Telecom operators	23	9	8	40
Own customers	177	63	29	270
Others	40	15	5	60
Total	241	88	43	371
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
Inventories

	2020	2019
	(US$ millions)
Telephone and equipment	23	18
SIM cards	4	3
IRUs	—	3
Other	10	9
Inventory at December 31,	37	32

F.3. Trade payables
Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.
From time to time, the Group enters into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. The corresponding amount pending payment as of December 31, 2020, is recognized in Trade payables for an amount of $46 million (2019: $40 million).

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
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

F.4.1. Current provisions and other liabilities
Current

	2020	2019
	(US$ millions)
Deferred revenue	78	77
Customer deposits	14	14
Current legal provisions	22	36
Tax payables	72	74
Customer and MFS distributor cash balances	186	141
Withholding tax on payments to third parties	6	15
Other provisions	—	3
Other current liabilities(i)	133	113
Total	511	474
(i) Includes $44 million (2019: $38 million) of tax risk liabilities not related to income tax.

F.4.2. Non-current provisions and other liabilities
Non-current

	2020	2019
	(US$ millions)
Non-current legal provisions	30	18
Long-term portion of asset retirement obligations	107	96
Long-term portion of deferred income on tower sale and leasebacks recognized under IAS 17	57	68
Long-term employment obligations	67	71
Other non-current liabilities	67	68
Total	328	322

F.5. Assets and liabilities related to contract with customers
Contract assets, net

	2020	2019
	(US$ millions)
Long-term portion	6	6
Short-term portion	28	37
Less: provisions for expected credit losses	(2)	(2)
Total	31	41

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
Contract liabilities

	2020	2019
	(US$ millions)
Long-term portion	2	1
Short-term portion	89	81
Total	90	82
The Group recognized revenue for $82 million in 2020 (2019: $87 million) that was included in the contract liability balance at the beginning of the year.
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2020 is $59 million ($59 million is expected to be recognized as revenue in the 2021 financial year and the remaining $1 million in the 2022 financial year or later) (i).
(i) This amount does not consider contracts that have an original expected duration of one year or less, neither contracts in which consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e. billing corresponds to accounting revenue).

Contract costs, net (i)

	2020	2019
	(US$ millions)
Net at January 1	5	4
Contract costs capitalized	1	7
Amortization of contract costs	(1)	(6)
Net at December 31	5	5
(i)    Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.

G. Additional disclosure items
G.1. Fees to auditors

	2020	2019	2018
	(US$ millions)
Audit fees	5.8	6.8	6.7
Audit related fees	0.5	1.3	0.4
Tax fees	0.1	0.1	0.2
Other fees	0.1	0.6	0.6
Total	6.4	8.8	7.7

G.2. Capital and operational commitments
Millicom has a number of capital and operational commitments to suppliers and service providers in the normal course of its business. These commitments are mainly contracts for acquiring network and other equipment, and leases for towers and other operational equipment.

G.2.1. Capital commitments
At December 31, 2020, the Company and its subsidiaries had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $564 million of which $400 million are due within one year (December 31, 2019: $122 million of which $102 million were due within one year). Increase is mainly due to the newly acquired spectrum license by Tigo Colombia and the related network coverage obligations. The Group’s share of commitments from the joint ventures is, respectively $69 million and $52 million. (December 31, 2019: $52 million and $51 million, respectively).

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

G.3. Contingent liabilities
G.3.1. Litigation and legal risks
The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2020, the total amount of claims brought against Millicom and its subsidiaries is $288 million (December 31, 2019: $204 million). The increase is mainly due to the complaint explained below. The Group's share of the comparable exposure for joint ventures is $14 million (December 31, 2019: $4 million).
As at December 31, 2020, $45 million has been provided by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2019: $30 million). The Group’s share of provisions made by the joint ventures was $3 million (December 31, 2019: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.
On May 25, 2020, as a result of the termination of the Costa Rica acquisition (see Note A.1.2.), Telefonica filed a complaint, followed by an amended complaint on August 3, 2020, against us in the Supreme Court of New York. The amended complaint asserts claims for breach of contract and alleges, among other things, that we were required to close because the closing conditions specified in the sale and purchase agreement for the acquisition had been satisfied. The complaint seeks, among other relief, a declaration of Telefonica’s rights, and unspecified damages, costs, and fees. We believe the complaint is without merit and that our position will ultimately be vindicated through the judicial process.
Other
At December 31, 2020, Millicom has various other less significant claims which are not disclosed separately in these consolidated financial statements because they are either not material or the related risk is remote.

G.3.2. Tax related risks and uncertain tax position
The Group operates in developing countries where the tax systems, regulations and enforcement processes have varying stages of development creating uncertainty regarding the application of the tax law and interpretation of tax treatments. The Group is also subject to regular tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is therefore uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine liabilities for taxes.
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
At December 31, 2020, the tax risks exposure of the Group's subsidiaries is estimated at $339 million, for which provisions of $77 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 those risks (2019: $300 million of which provisions of $50 million were recorded). The Groups' share of comparable tax exposure and provisions in its joint ventures amounts to $69 million (2019: $49 million) and $7 million (2019: $4 million), respectively.

G.4. Non-cash investing and financing activities
Non-cash investing and financing activities from continuing operations

	Note	2020	2019	2018
		(US$ millions)
Investing activities
Acquisition of property, plant and equipment, including (finance) leases	E.2.2.	(27)	17	(65)
Asset retirement obligations	E.2.2.	19	19	15
Financing activities
(Finance) Leases	C.4.	(1)	(1)	(43)
Share based compensation	B.4.1.	24	27	21

G.5. Related party balances and transactions
The Group’s significant related parties are:
•    Until November 14, 2019, date on which Millicom SDRs were paid out to the shareholders of Kinnevik (see 'Introduction' note), Kinnevik AB (Kinnevik) was Millicom’s previous principal shareholder;
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
Kinnevik
Until November 14, 2019, Kinnevik was Millicom's principal shareholder, owning approximately 37% of Millicom. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper and financial services industries.
During 2020, 2019 and 2018, Kinnevik did not purchase any Millicom shares. There were no significant loans made by Millicom to or for the benefit of Kinnevik or Kinnevik controlled entities.
During 2019 and 2018, the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services. Transactions and balances with Kinnevik Group companies are disclosed under 'Other' in the tables below.
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
Cable Onda Partners
Our partners in Panama are the non-controlling shareholders of Cable Onda and own 20% of the company, and indirectly 20% of Grupo de Comunicaciones Digitales S.A. (formerly Telefonica Moviles Panama, S.A.), which had been acquired by Cable Onda in

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
August 2019. Additionally, they also hold interests in several entities which have purchasing and selling recurring commercial operations with Cable Onda (such as the sale of content costs, delivery of broadband services, etc.). Transactions and balances with Cable Onda Partners companies are disclosed under 'Other' in the tables below given their individual immateriality.

Expenses from transactions with related parties	2020	2019	2018
	(US$ millions)
Purchases of goods and services from Miffin	(216)	(214)	(175)
Purchases of goods and services from EPM	(37)	(42)	(40)
Lease of towers and related services from HTA(i)	—	(146)	(28)
Other expenses	(57)	(10)	(1)
Total	(310)	(412)	(244)
(i) HTA ceased to be a related party on October 15, 2019. See note C.7.3. for further details.

Income and gains from transactions with related parties	2020	2019	2018
	(US$ millions)
Sale of goods and services to Miffin	327	306	284
Sale of goods and services to EPM	15	13	17
Other revenue	2	3	2
Total	343	322	303

As at December 31, the Company had the following balances with related parties:

	December 31
	2020	2019
	(US$ millions)
Liabilities
Payables to Guatemala joint venture(i)	231	361
Payables to Honduras joint venture(ii)	103	133
Payables to EPM	20	37
Payables to Panama non-controlling interests	1	—
Other accounts payable	1	—
Total	356	531
(i)    Shareholder loans bearing interest. Out of the amount above, $29 million are due over more than one year.
(ii)    Amount payable mainly consist of dividend advances for which dividends are expected to be declared later in 2021 and/or shareholder loans.

	December 31
	2020	2019
	(US$ millions)
Assets
Receivables from EPM	3	3
Receivables from Guatemala joint venture (i)	206	11
Receivables from Honduras joint venture (ii)	84	11
Receivables from Panama non-controlling interests	1	—
Receivable from AirtelTigo Ghana (iii)	—	43
Other accounts receivable	5	4
Total	299	73

(i) In October 2020, Millicom granted a shareholder loan of $193 million to Guatemala (out of which $39 million is due after more than one year as of December 31, 2020). The loan bears interests at 4% p.a. and is repayable by January 13, 2022, at the latest. Together with other shareholder and external financings, the proceeds were used to repay the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 (note A.2.2.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018
(ii)    In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefonica Cellular S.A. acquired the shares of Navega S.A. de CV from its existing shareholders. The sale consideration will be payable in several installments with a final settlement in November 2023. As of December 31, 2020, $51 million out of a total receivable of $79 million is due after more than one year and therefore disclosed in non-current assets. The disposal also triggered the recognition of a net gain of $ 4 million, under ‘Other operating income (expenses), net’ in the Group's statement of income, corresponding to the portion of gain realized on the unrelated investors' interests in the joint venture (i.e. 33.33%).
(iii)    In 2020, and as a result of the significant deterioration of the credit risk of AirtelTigo Ghana, combined with other unfavorable economic factors, Millicom concluded that this related party loan was underperforming and should be impaired. As a consequence, the Group fully impaired this receivable of $45 million during the year, disclosed under ' Other operating income (expenses), net' in the income statement.

H. IPO – Millicom’s operations in Tanzania
The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The Group is currently planning for the IPO of our Tanzanian operation pursuant to the legislation and have filed a draft prospectus with the Tanzania Capital Market and Securities Authority in December 2019. The Regulator has since requested the Group to retain an underwriter to ensure the success of the IPO. Together with its investment bank advisers, the Group is seeking an underwriter active in the Tanzanian and Eastern African markets, a process currently underway.

Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018

I. Subsequent events
2026, 2028 and 2029 Senior Notes
On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. This redemption follows Millicom’s announcement dated February 11, 2021. Total consideration of approximately $180 million was funded from cash, consistent with the Company's decision to prioritize debt reduction.

Colombia bond
On February 16, 2021, Millicom’s subsidiary UNE EPM Telecomunicaciones S.A (“UNE”) issued, under the approved local bond program, a COP 485,680 million bond (approximately $138 million) with 3 maturities: a “Serie 7 years at 5.56% fixed rate”, a “Serie 10 years at CPI plus 2.61% margin” and a "15 years at CPI plus 3.18% margin”. The use of proceeds will be mainly for local USD debt refinancing, to improve UNE’s natural hedge against local currency, and also to extend maturities.

