Form 20-F
period 2021-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2022-03-01
CIK 912958

As filed with the Securities and Exchange Commission on March 1, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Email: investors@millicom.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value $1.50 per share	TIGO	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
101,739,217 common shares as of December 31, 2021
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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Yes☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial statement information
We have included in this Annual Report the Millicom Group’s (as defined below) audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. The Millicom Group’s financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We end our fiscal year on December 31. References to fiscal 2021, fiscal 2020 and fiscal 2019 refer to the years ended December 31, 2021, 2020 and 2019, respectively.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes our Honduras joint venture as if it were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Latin America segment also includes our operations in Guatemala. See also note A.1.2. to our audited consolidated financial statements for information regarding our acquisition of the remaining 45% equity interest in our Guatemala joint venture business on November 12, 2021. This acquisition had no impact on the presentation of our Latin America segment because we previously included our Guatemala joint venture as if it were fully consolidated. Finally, even prior to its formal disposal in October 2021, our Africa segment did not include our joint venture in Ghana because our management did not consider it a strategic part of our Group. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our segments.”
Presentation of data
We present operational and financial data in this Annual Report. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group, including our subsidiaries and excluding our operations in Guatemala (until November 12, 2021 as explained below) and Honduras joint venture. Prior to its disposal in October 2021, we excluded the Ghana joint venture from the Africa operational data because, unlike our other joint ventures, we did not consider it a strategic part of our Group.
Latin America ("Latam") figures include our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. Latam figures also include our operations in Guatemala. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras.
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
Certain references
Unless the context otherwise requires, references to the “Company” or “MIC S.A.” refer only to Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg, and the terms “Millicom,” “Millicom Group,” “our Group”, “we”, “us” and “our” refer to Millicom International Cellular S.A. and its consolidated subsidiaries and, where applicable, our joint ventures in Guatemala (that is, prior to the acquisition of the remaining interest) and Honduras.
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
•telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services as a result of the COVID-19 pandemic;
•competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
•the achievement of our operational goals, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, and the implementation of a share repurchase program and environmental, social and governance standards;
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
•our ability to grow our mobile financial services business in our Latin American markets;
•adverse legal or regulatory disputes or proceedings;
•the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;
•our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;
•the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;
•our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable to Annual Report filing.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data
Historical financial information
The following tables present selected historical financial data for the Millicom Group. The statement of income data for the Millicom Group set forth below for the years ended December 31, 2021, 2020 and 2019 and the statements of financial position data set forth below as of December 31, 2021 and 2020 are derived from the Millicom Group’s audited consolidated financial statements included elsewhere in this Annual Report.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Latin America ("Latam") figures include our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. On November 12, 2021, we acquired the remaining 45% shareholding in our Guatemala business, and we now fully consolidate our operations in Guatemala from that date. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them as a joint venture, along with our operations in Honduras. Prior to its disposal in October 2021, we excluded the Ghana joint venture from the Africa operational data because, unlike our other joint ventures, we did not consider it a strategic part of our Group. Financial data is presented either at a consolidated level or at a segmental level, as derived from our financial statements, including the notes thereto.
You should read this selected financial data together with “Item 5. Operating and Financial Review and Prospects” and the financial statements and accompanying notes included in this Annual Report. The historical results are not necessarily indicative of the Millicom Group’s future results of operations or financial condition.

Selected statement of income data

	December 31
	2021(i)	2020	2019(ii)
	(U.S. dollars in millions)
Revenue	4,617	4,171	4,336
Cost of sales	(1,302)	(1,171)	(1,201)
Gross profit	3,316	3,000	3,135
Operating expenses	(1,677)	(1,505)	(1,604)
Depreciation	(878)	(890)	(825)
Amortization	(318)	(318)	(275)
Share of profit in joint ventures	210	171	179
Other operating income (expenses), net	6	(12)	(34)
Operating profit	659	446	575
Interest and other financial expenses	(531)	(624)	(564)
Interest and other financial income	23	13	20
Revaluation of previously held interests in Guatemala	670	—	—
Other non-operating (expenses) income, net	(50)	(106)	227
Profit (loss) from other joint ventures and associates, net	(39)	(1)	(40)
Profit (loss) before taxes from continuing operations	732	(271)	218
Tax (charge) credit, net	(189)	(102)	(120)
Profit (loss) from continuing operations	543	(373)	97
Profit (loss) from discontinued operations, net of tax	—	(12)	57
Net profit (loss) for the period	542	(385)	154
Attributable to:
Owners of the Company	590	(344)	149
Non-controlling interests	(48)	(41)	5
Earnings (loss) per common share for profit (loss) attributable to the owners of the Company	5.84	(3.40)	1.48
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	5.84	(3.28)	0.92

(i)    2021 figures include the impact of our acquisition of the remaining 45% shareholding in our operations in Guatemala (approximately 1.5 months of statement of income data as from November 12, 2021). See note A.1.2. to our audited consolidated financial statements.
(ii)    2019 figures include the impact of our acquisitions: 8 months of Telefonía Celular de Nicaragua, S.A. and 4 months of Telefónica Móviles Panamá, S.A., each acquired in 2019. See note A.1.2. to our audited consolidated financial statements.

Selected statement of financial position data

	December 31
	2021(i)	2020
	(U.S. dollars in millions)
Assets
Total non-current assets	12,852	10,114
Total current assets	2,286	2,307
Assets held for sale	—	1
Total assets	15,139	12,422
Equity and Liabilities
Total non-current liabilities	7,914	7,540
Total current liabilities	4,485	2,608
Liabilities directly associated with assets held for sale	—	—
Total liabilities	12,399	10,148
Equity attributable to owners of the Company	2,583	2,059
Non-controlling interests	157	215
Total equity	2,740	2,274
Total equity and liabilities	15,139	12,422

(i)    2021 figures include the fully consolidated statement of financial position of our operations in Guatemala following our acquisition of the remaining 45% shareholding on November 12, 2021 (see note A.1.2. to our audited consolidated financial statements).

	As of and for the year ended December 31,
	2021	2020	2019
Share capital	153	153	153
Number of shares (in thousands)	101,739	101,739	101,739
Dividend declared per share (over the period)	—	—	2.64
Diluted net income (loss) per share (over the period) attributable to the owners of the Company	5.84	(3.40)	1.48

Other revenue data
In addition to consolidated revenue data, the following table sets forth for the periods indicated certain segment revenue data, which has been extracted from note B.3. to our audited consolidated financial statements, where segment data is reconciled to consolidated data:

	Year ended December 31,
	2021(i)	2020	2019(ii)
Consolidated:
Mobile revenue	2,347	2,116	2,150
Cable and other fixed services revenue	1,947	1,803	1,928
Other revenue	60	52	51
Total service revenue	4,354	3,971	4,130
Telephone and equipment	263	201	206
Total Consolidated Revenue	4,617	4,171	4,336

Latin America segment:
Mobile revenue	3,372	3,220	3,258
Cable and other fixed services revenue	2,275	2,097	2,197
Other revenue	70	60	60
Total service revenue	5,716	5,377	5,514
Telephone and equipment	503	466	449
Latin America Segment Revenue	6,220	5,843	5,964

Africa segment:
Mobile revenue	347	357	372
Cable and other fixed services revenue	9	8	9
Other revenue	—	1	1
Total service revenue	357	366	382
Telephone and equipment	—	—	—
Africa Segment Revenue	357	366	382

(i)    2021 figures include the fully consolidated statement of financial position of our operations in Guatemala following the acquisition of the remaining 45% shareholding on November 12, 2021 (see note A.1.2. to our audited consolidated financial statements).
(ii)    2019 figures include the impact of our acquisitions: 8 months of Telefonía Celular de Nicaragua, S.A. and 4 months of Telefónica Móviles Panamá, S.A., each acquired in 2019. See note A.1.2. to our audited consolidated financial statements.

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
Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this "Risk Factors" section in full. Some of the risks we face include:
•our ability to adapt to rapid technological change and continually evolving industry standards;
•our ability to generate expected returns on substantial investments;
•our ability to expand our customer base and retain market share by developing and operating our mobile, cable and broadband networks, MFS and distribution systems;
•the impact of the COVID-19 global pandemic on our operations, business and financial condition;
•our ability to achieve the anticipated benefits of the acquisition of the remaining 45% equity interest in our Guatemala joint venture business;
•the potential adverse effects of long-term content and service commitments;
•the impact of rising content and programming costs;
•our dependence on the availability of an attractive selection of television programming from content providers;
•the impact of competition from a variety of content and programming platforms on the demand for our pay-TV services;
•our ability to acquire and renew licenses for spectrum;
•the potential adverse impact of legal proceedings, litigation, and government investigations;
•the failure of our MFS product to gain sufficient market acceptance;
•the impact of equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack;
•risks associated with the collection and processing of customer personal data;
•the failure to prevent or rapidly detect and respond to cyber-attacks, and the disruption such failure could cause to our networks and systems;
•our ability to compete with larger providers of telecommunications, cable and broadband services;
•our dependency on key suppliers to provide us with products, devices, networks and systems;
•the effect of international actions on our supply chain, including trade sanctions;

•our reliance on third parties to operate and maintain parts of the networks we use;
•our access to interconnection and capacity agreements that are required to transmit voice and data to and from our networks;
•the impact of the political, legal and economic risks associated with the emerging markets in which we operate;
•our ability to successfully implement our strategic priorities, including through acquisitions or mergers, and efficiently allocate capital;
•our dependence on short-term mobile revenue that is generated from prepaid customers;
•the effect that changes in economic, political and regulatory conditions in the United States could have on the economies in which we operate;
•the impact of fluctuations or devaluations in local currencies in the markets in which we operate;
•our ability to convert local currencies into U.S. dollars to make payments, including on our indebtedness;
•the failure of our risk management and internal controls to prevent or detect fraud, violations of law or other inappropriate conduct;
•the impact of U.S. or other international sanctions laws, including restrictions on our ability to interact with business partners or government officials;
•our ability to obtain, maintain, enforce or defend the intellectual property rights required to conduct our business;
•the effect of work stoppages that result from renegotiations of our labor contracts;
•our ability to generate cash in order to service our debt;
•our dependency on cash flow from our operations in Guatemala; and
•our ability to effectively monitor and respond to expectations regarding environmental, social and governance matters.
Additionally, the risk factors described in this section have been separated into four separate but interrelated areas:
1.Risks related to the telecommunications, cable and Mobile Financial Services ("MFS") industries
2.Risks related to Millicom’s businesses in the markets in which it operates
3.Risks related to Millicom’s size, structure and leadership
4.Risks related to share ownership, governance practices, and registration with the Securities and Exchange Commission ("SEC")

1.Risks related to the telecommunications, cable and MFS industries

a.Evolution of the telecommunications, cable and MFS industries

The telecommunications industry is characterized by rapid technological change and continually evolving industry standards.
The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The technology we use is increasingly complex, which leads to higher risks of implementation failure or service disruption. Success in the industry is increasingly dependent on the ability of operators to adapt to the changing technological landscape. The technologies utilized today may become obsolete or subject to competition from new technologies in the future. For example, our hybrid fiber-coaxial ("HFC") services may become obsolete once faster and more affordable fiber-to-the-home ("FTTH") services are available for consumers.

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
The introduction of new technologies may require significant capital expenditure on infrastructure and there can be no guarantee that those investments will generate expected returns. For example, penetration rates for fixed broadband services in our markets are low relative to penetration rates in other markets globally. As the use of these services has the potential to increase substantially over time, we have expended significant resources to deploy both HFC and FTTH networks in several of our markets. However, an increasing number of local and regional providers of fiber connections are offering internet services with the same or higher data speeds at competitive prices, and competition for dedicated fiber optic services is intense. While we continue to expand these networks with the intention of capturing the anticipated demand, future offerings by our competitors that are aggressively priced or that offer additional services may prevent us from achieving the expected returns on this investment. If we are required to implement new technologies that are unable to generate sufficient returns, our profitability and ability to generate cash flow would be negatively affected, and we may be required to scale back our investments or delay the implementation of new technologies, which may have a negative impact on our growth and ability to attract and retain customers.
In addition, if competitive or other factors compel the need to invest in new technologies earlier than anticipated, previous equipment or technology may need to be impaired or written-down if replaced earlier than originally anticipated.
If we cannot successfully develop and operate our mobile, cable and broadband networks, MFS and distribution systems, we will be unable to expand our customer base and may lose market share and revenue.
Our ability to increase or maintain our market share and revenue is partly dependent on the success of our efforts to expand our business, the quality of our services and the management of our networks and distribution systems. As new technologies are developed or upgraded, such as advanced 5G systems and fiber optic cable networks, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile, cable or broadband network, in whole or in part. In some cases, the COVID-19 pandemic has accelerated the transition from traditional to digital services, including MFS, and the heightened customer expectations in these areas may require us to invest greater resources in technological improvements.
The initial build-out of our networks and distribution systems, together with sustaining sufficient network performance and reliability, is a capital-intensive process that is subject to risks and uncertainties which may delay the introduction of services and increase the cost of network construction or upgrade. With regard to our strategic efforts in broadband services, we seek to increase our market share in both the residential and commercial broadband markets by investing significant resources in HFC and FTTH networks, in addition to fixed broadband services through wireless communication networks, known as fixed wireless access ("FWA"). The provision of broadband services is highly capital intensive, and the long-term nature of the return on investment increases the risks to our operations. Potential difficulties include constraints on our ability to fund additional capital expenditures, as well as external forces, such as obtaining necessary permits from regulatory and other local authorities.
Unforeseeable technological developments may also render our services or distribution channels unpopular with customers or obsolete. To the extent we fail to expand, upgrade and modernize our networks and distribution systems on a timely basis relative to our competitors, we may not be able to expand our customer base and we may lose customers to competitors. If any of these risks materialized, we may be at a competitive disadvantage, which could result in the loss of customers or the inability to attract new customers and maintain or grow our market share. In turn, this would impact our revenue and profitability and our ability to generate cash to grow or sustain our businesses.

b.Content and content rights

Content and programming costs are rising (especially those with exclusivity rights), and we may not be able to pass the increased costs on to our customers.
In recent years, the cable and pay-TV industry has experienced a rapid escalation in the cost of content rights and programming. We expect these costs may continue to increase, particularly those related to exclusive and live broadcasts of sporting and other events. We currently have exclusivity rights over local soccer content in several of our markets, including Bolivia, Costa Rica, El Salvador, Guatemala, Honduras and Paraguay, and we expect that the costs of these rights may continue to increase significantly. If we are unable to moderate the growth in these costs or fully pass these on to our customers in the form of price increases, we may lose our rights to this content. Any failure to maintain such rights may reduce the desirability of our networks and negatively affect our profitability.
In addition, content is often priced in US dollars, which may result in fluctuations in costs in the countries in which we sell content due to foreign exchange fluctuations.
We make long-term content and service commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate, and our mobile applications and cable content may not be accepted or widely used by our customers.
We acquire rights to distribute certain content or services for use by our mobile, pay-TV and broadband customers, and we have strategic partnerships with major digital players, such as Amazon. We make long–term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. In some instances, our commitments include minimum guarantees, which means that we are required to pay a certain agreed upon amount regardless of the amount collected from the provision of such services. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time.
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
A number of content providers have begun to sell their services through alternative distribution channels including IP-based platforms, smart-TVs and other app-compatible devices. Consumers may choose to purchase on-demand content through these alternative transmission methods, which may lead to reduced demand for our pay-TV services. If our customers choose to source their content through transmission methods that we do not offer, our customer base and revenue generation from content-related services such as pay-TV may decline, which would negatively impact our cash flow generation and return on investment in content-related services.
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
We also offer third-party products, services and content. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner. For example, in Colombia we have faced litigation for the provision of services to customers that used our mobile services to attempt to extort money from third parties.

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
If we fail to comply with the conditions of our licenses or with the requirements established by the legislation or if we do not obtain permits for the operation of our networks and equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we may not have sufficient opportunity to cure any non-compliance. In the event that we do not cure any non-compliance, the applicable regulator may: levy fines; suspend or terminate our licenses, frequency permissions, or other governmental permissions; or refuse to renew licenses that are up for renewal.
Most of our licenses are granted for finite periods.
Most of our licenses are granted for specified terms, and we have no assurance that any license will be renewed upon expiration. Licenses due to expire in the medium-to-near term include our mobile telecommunications licenses in Paraguay (2022 and 2023), Nicaragua (2023) and Colombia (2023). In El Salvador, we have been in the process of renewing certain portions of the 3.5 GHz band with local coverage (not at a national level), which expired in 2018-2020. However, the regulator has shown an interest in reorganizing the band to prepare it for an auction for spectrum with national coverage during the second half of 2022. Other portions of the 3.5 GHz band will expire during 2026 and 2027.
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
Our business is dependent on certain sophisticated critical systems, including exchanges, switches, fiber, cable headends, data centers and other key network elements, physical infrastructure and billing and customer service systems. Our technological infrastructure is vulnerable to damage and disruptions from numerous events, including fire, flood, windstorms and other natural disasters, power outages, terrorist acts, equipment and system failures, human errors and intentional wrongdoings, including breaches of our network and information technology security. For example, in 2020, our mobile network was partially affected due to storm damage in Honduras, which resulted in the deterioration of service in certain parts of the country. Ongoing risks to our network include state-sponsored censorship, sabotage, theft and poor equipment maintenance.

Inability to manage a crisis could harm our brand and lead to increased government obligations in the future.
Telecommunications networks provide essential support to first responders and government authorities in the event of natural disasters, terrorist attacks, pandemics and other similar crises. If we fail to develop and implement detailed business continuity and crisis management plans, we may be unable to provide service at the level that is required or perceived to be required by the government, the regulator, our customers and by the public at large, and this could lead to reputational harm and to new and burdensome regulatory obligations in the future.
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
Regulatory changes may reduce or prohibit the provision of our services on a temporary or long-term basis. For example, since 2014, mobile operators in El Salvador and Honduras have been required to shut down services or reduce signal capacity in and around prisons. Similar laws have been enacted in Guatemala, although these were later nullified.
Regulations which make it commercially unviable to subsidize our mobile customers’ handsets, or set an expiry date on when our customers must use their prepaid minutes, data or short message service ("SMS") bundles, could reduce revenue and margins for mobile services. For example, in 2015, the regulator in Colombia determined that handsets and telecommunication services could not be bundled and had to be invoiced separately. This had a direct impact on handset affordability and caused a sharp decline in our handset sales. In 2016, the regulator in Paraguay extended the unused prepaid data allowance from 30 to 90 days, which impacted the frequency at which a portion of our prepaid customers purchase additional data allowances from us. In 2019, the Legislative Assembly in El Salvador made a reform to the Consumer Protection Law, which required a change in the telecommunication companies' commercial activities. It demanded the maintenance for up to 90 days of unused data allowances and prohibited automatic renewals, changing our financial results. Additionally, it banned broadcasts and collection activities outside business hours, impacting our clients' churn trends and payment behavior.
Our MFS product may be subject to new legislation and regulation.
We provide a broad range of MFS such as payments, money transfers, international remittances, real-time loans and micro-insurance. In most markets in which we have launched MFS, the laws and regulations governing our MFS are new and evolving, and, as they develop, regulations could become more onerous, requiring licensing by or registration with local regulators, imposing additional reporting or controls or limiting our flexibility to design new products, which may limit our ability to provide our services efficiently or at all.
The lack of established laws and regulations may make it difficult to identify which licenses and approvals (if any) are necessary and the processes for obtaining them, as well as the implications of holding such licenses or receiving such approvals. For the same reason, we cannot be certain that we will be able to maintain licenses and approvals that we previously obtained, or renew them upon their expiration. While we currently believe that some of our MFS fall outside the scope of licensing requirements and do not require certain approvals, there can be no assurance that our interpretations of the rules and their exemptions are or will remain consistent with those of local regulators.

We have, in most of our markets, seen that fintech legislation is evolving, particularly as it relates to anti-money laundering and suspicious activity reporting. Any such changes may require us to make additional investments in tools and resources to meet such requirements. If we are unable to modify our service provision in time to comply with any new regulatory requirements, or new regulations are applied retroactively, we may be subject to penalties and the discontinuation or restriction of our operations, which could have a material adverse effect on our business, financial condition and results of operations.
For more information on the regulatory environment in the markets in which we operate, see “Item 4. Information on the Company—B. Business Overview—Regulation.”
f.Cybersecurity and data protection

Cyber-attacks may cause equipment failures that render our networks or systems inoperable and could cause disruptions to our customers’ operations.
Cyber-attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Ransomware attacks are a type of cyber-attack in which a business becomes unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Cyber-attacks may cause equipment failures as well as disruptions to our customers' operations. Cyber-attacks against companies, including Millicom, have increased in frequency, scope and potential harm in recent years.
The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to Millicom and/or a loss of market share to other communications providers. Although we have taken and continue to take measures designed to prevent, detect and mitigate such incidents, there can be no assurance that we will be able to adequately anticipate or prevent them, as the techniques used are constantly evolving. The costs associated with a major cyber-attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources and lost revenue from business interruption and litigation.
Cyber-attacks could result in data loss or other security breaches.
Our business involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent. We have been subject in the past, and may be subject again, to unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third-party suppliers, or other breaches of security that compromise the integrity of confidential information.
As many companies do, Millicom has experienced occurrences of denial of service, phishing, ransomware attacks, and internal and external malicious actors targeting our systems and networks. Most recently, we were subject to ransomware attacks related to our operations in Guatemala and El Salvador and an attack on a web portal related to our operations in Colombia, which affected a small number of subscribers of our services. While the effect that these attacks had on our services was minimal and resulted in limited data loss, there can be no assurance that we will be able to prevent future cyber-attacks that result in a material loss of data or other security breaches.
Our control environment and controls may not be sufficient to prevent or rapidly detect and respond to cyber-attacks, or identify the perpetrators of such attacks.
The perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber-attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker. While we have established security controls that are designed to detect and prevent cyber-attacks, such attacks are becoming increasingly complex and sophisticated, and our control environment may not be sufficient to address future threats.
We collect and process customer personal data.
We increasingly collect, use and store customer personal data that is protected by privacy and data protection laws. Data privacy laws and regulations apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and metadata), and in some countries, authorities can intercept communications, sometimes directly or without our knowledge. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.
Requests from local law enforcement for customer data may also come into conflict with applicable privacy and data protection laws and customer expectations, creating risks to our local businesses arising from our responses to these requests.
Since we may offer certain services accessed by, or provided to customers within, the European Union and the United States, we may be subject to the European Union and U.S. privacy and data protection regulations, which impose significant penalties for non-compliance.
In addition, most of the countries in which we operate are considering or have passed legislation imposing data privacy requirements that could increase the cost and complexity of providing our services. Although we take precautions to protect data, we cannot guarantee that our safeguards will prevent any leakage of certain data or any unauthorized use. If changes are made to data privacy laws and regulations, we may need to incur additional costs to ensure that we are in compliance with such changes, which could include investments in data processes, data collection tools or data warehouses to further protect customer and employee data.
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
The telecommunications and cable industry has been characterized by increasing consolidation and a proliferation of strategic transactions. As a result, we are increasingly competing with larger competitors that may have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:
•competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services; For example, if a competitor entered into partnerships or negotiated exclusive rights to premium content, this could result in consumers choosing to move away from our service offerings to those of our competitors;

•a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services, as was the case in Guatemala recently when América Móvil acquired the mobile business of Telefónica; and

•other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our services. For example, if global companies that offer services such as information, social media or on-demand content services obtained or entered into distribution agreements with infrastructure partners in our markets, we could lose customers to those providers.

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
Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.
Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders with respect to their environmental, social and governance (“ESG”) practices. Views about ESG are diverse and rapidly changing, particularly as they relate to the environment, health and safety, diversity, labor conditions and human rights. New regulations or guidance relating to ESG standards, as well as the perspectives of customers, investors and other stakeholders regarding these standards, may affect our business activities and increase disclosure requirements, which may increase costs. If investors and other stakeholders determine that we have not made sufficient progress on or adequately addressed ESG matters, we could be subject to negative publicity in traditional or social media, and our reputation, ability to retain customers and employees, and financial condition and results of operations could be adversely affected.
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
We seek to standardize our network equipment to ensure compatibility, ease equipment replacement and reduce downtime of our network and contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Ericsson, Nokia, Commscope, Harmonic, Kaon, Technicolor, NEC, Intraway and VMWare.
We have limited influence over these key suppliers, and even less over their suppliers and the continuity of their supply chains, which could be disrupted in many ways. Therefore, we cannot assure you that we will be able to obtain required products or services on favorable terms or at all. Any failure of key suppliers to provide software and equipment could interfere with our operations. For example, we have experienced significant disruptions in the supply of microchips due to the global shortage that our suppliers are facing. While we have accumulated strategic inventories and substituted alternative products to sustain our operations, there can be no assurance that these inventories and products will be sufficient to meet our customers' needs.
International actions including trade sanctions could disrupt or otherwise negatively impact our supply chain.
In May 2019, the U.S. government announced executive action aimed at addressing U.S. national security risks arising from the use of non-U.S. technology. In furtherance of this order, the U.S. Department of Commerce issued a rule in January 2021 that allows the U.S. government to prohibit certain information and communications technology and services (“ICTS”) transactions to address U.S. national security threats. Shortly after this rule became effective in March 2021, the U.S. Department of Commerce also published a notice of proposed rulemaking regarding a potential licensing or other pre-clearance process for ICTS transactions. Although the extent and potential consequences of this rule and any potential licensing or pre-clearance process remain uncertain, they may have a material and adverse effect on our ability to maintain and expand our networks and business. There are a number of alternative suppliers available to us; however, if we are unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, our ability to maintain and expand our networks and business may be materially and adversely affected.
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
We have entered into managed services agreements in certain of our markets to outsource the maintenance and replacement of our network equipment. Although the contracts impose performance obligations on the operators and tower management companies, we cannot guarantee that they will meet these obligations or implement remedial action in a timely manner, which may result in these towers or networks not being properly operated. If our managed services agreements terminate, we may be unable to find a cost-effective, suitable alternative provider, and we may no longer have the necessary expertise in-house to perform comparable services. For example, if our tower network service provider is unable to properly maintain our towers, we may suffer a degradation in the quality or coverage of our mobile services.
We and our customers are dependent on third-party suppliers of electricity to power transmission and customer premise equipment.
Significant failure or disruption in the supply of power to the businesses and households that subscribe to our services, or to the data centers that we operate, could have a negative impact on the experience of our customers, which could result in claims against us for failure to provide services and reduce our revenue.
2.Risks related to Millicom’s business in the markets in which it operates

The COVID-19 global pandemic has affected and may continue to affect our operations, business and financial condition, and our liquidity could be negatively impacted, particularly if the economies of the countries in which we operate remain unstable for a significant amount of time.
The outbreak of a novel and highly contagious form of coronavirus (“COVID-19”), which the World Health Organization has declared a pandemic, has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in global equity and debt markets and business uncertainty. The impact of the outbreak continues to evolve, and most countries globally, including a majority of the countries where we operate, initially reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. According to data compiled by the University of Oxford, the government-imposed lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily affecting our gross sales, and a majority of our markets experienced very sharp reductions in mobility during 2020. During 2021 economic activity recovered in our markets, although the first half of the year saw temporary restrictions implemented in some countries and regions. However these restrictions had a less severe impact on economic activity and our business as compared to those implemented at the onset of the pandemic. Vaccinations were widely distributed in our markets and, by the end of 2021, vaccination rates were above 50% in Colombia, Costa Rica, El Salvador and Panama, and were below 30% in Guatemala.
In 2020, the measures implemented related to the pandemic, as well as the general uncertainty surrounding the dangers of COVID-19, produced a significant disruption in economic activity and had an adverse impact on transportation, hospitality, tourism, entertainment and other industries. While many of these measures are no longer being implemented, further restrictions may be imposed in the future. In addition, many currencies globally experienced increased volatility. As an example, in our markets, the Colombian peso and the Paraguayan guaraní devalued by approximately 8% year-over-year in 2020. In 2021, most currencies were stable, except for the Colombia peso which devalued by approximately 14% during the year.
Despite restrictions imposed by governments and vaccination efforts, the virus has continued to spread in most of our markets. As a provider of essential services, we have prioritized the health and safety of our employees and customers by implementing new protocols, providing protective equipment and cleaning products, and disseminating information from the corresponding health authorities in each of our markets. These measures have had a negligible impact on our costs and allowed our customer-facing employees to continue to serve our customers safely and with confidence throughout the pandemic.
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
Although these factors did not significantly impact our operating and financial performance in 2021, they negatively impacted our financial condition and results of operations in 2020 and may continue to cause a drag on our performance and financial health in the future.

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
The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. Emerging markets are also subject to adverse global political events and geopolitical tensions, such as the recent outbreak of hostilities between Russia and Ukraine. Such events may result in sanctions, disruptions in global supply chains, military actions and macroeconomic instability, each of which may adversely affect the economies of emerging markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies, which may cause our business and results of operations to suffer.
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
Our strategic priorities include, among others, expansion of our high-speed data networks (4G, HFC and FTTH), facilitation of growth in our mobile data and cable segments, implementation of technology transformation projects to improve our operating performance and efficiency and the creation of legal entities to separate our Tigo Money and Towers businesses from our telecommunications service operations. There can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure. In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees, local shareholders and other stakeholders, business interruptions and difficulty in recruiting and retaining key personnel.
Lack of sufficient information or poor quality of available information regarding our industry, operations or markets may lead to missed opportunities or inefficient capital allocation.
As the factors we consider in formulating our strategy change (including information, such as customer data insights or new markets into which we may consider entering), we face the risk of not having access to sufficient industry, operational or market data inputs to properly inform our decision-making or needing to rely on poor-quality information. There is also a risk that the data to which we have access will be analyzed improperly, if the relevant personnel lack appropriate experience, oversight, or relevant skill sets in data analysis, including through insufficient consideration of interrelationships of key variables such as market dynamics, trends, availability of cash and resources, agility, opportunities and risk factors affecting our business. If we are forced to make assumptions regarding key variables and are unable to consider alternatives to, and consequences of, strategic decisions on a fully informed basis, it may lead to missed opportunities or inefficient capital allocation that could have an adverse effect on our business, financial condition or results of operations.
We may not achieve the anticipated benefits of the acquisition of the remaining 45% equity interest in our Guatemala joint venture business.
On November 12, 2021, we signed and closed an agreement to acquire the remaining 45% equity interest in our Guatemala joint venture business from our local partner for $2.2 billion in cash. In November 2021, we obtained bridge financing to fund the acquisition, which we have refinanced in part with the issuance of new long-term debt and intend to refinance the remainder with the issuance of equity. We have also assumed indebtedness from our Guatemala joint venture business in connection with the acquisition. Our leverage and debt service requirements may make it more difficult for us to capitalize on changes in market conditions or other strategic opportunities. Furthermore, there can be no assurance that we will be able to refinance the remainder of the bridge loan with equity in a cost-effective manner. While we have taken, and will continue to take, steps to facilitate the growth of our operations in Guatemala and improve our operating performance and efficiency, our strategy may ultimately prove to be unsuccessful. If we are unable to generate sufficient cash flow from our operations in Guatemala and future borrowings are not available, we may not be able to pay our indebtedness or fund our other liquidity needs, which could have a material adverse effect on our business, financial condition and results of operations.
c.Industry structure, market position and competition

We face intense competition from other larger telecommunications and cable and broadband providers.
The markets in which we operate are highly competitive. Our main mobile, cable and broadband competitors include major international and regional telecommunication providers such as América Móvil, Telefónica and Liberty Latin America. Some of our competitors are state-owned entities. Many of our main competitors have substantially greater resources than we do in terms of access to capital. In some of our markets, our competitors may have access to more spectrum and provide greater or better area coverage, and they may face fewer regulatory burdens than we do.
We have a weaker market position in mobile services and face a challenging competitive environment in Colombia, our largest market.
Relative to our other markets, the mobile services sector in Colombia is characterized by having more competitors, including América Móvil and Telefónica, which are larger than us, and by having more stringent regulatory conditions. Relative to our other markets for mobile services, our competitive position is also weaker in Colombia, where we are the third largest mobile operator. Additionally, new competitors have been and may continue to be awarded mobile spectrum, including WOM, which entered the Colombian market in April 2021. Given the importance of Colombia to our results, if we are unable to sustain or improve our position in the mobile services sector, this could have a material impact on our consolidated financial results.
Competition is driven by a number of factors, most notably price and increasingly customer experience.
Within our markets, operators compete for customers principally on the basis of price, promotions, services offered, advertising and brand image, quality and reliability of service, mobile coverage and overall customer experience. Price competition is especially significant on mobile services, which represented more than half of our revenue from continuing operations in 2021. Mobile voice, SMS and data are largely commoditized services, as the ability to differentiate these services among operators is limited. Competition has resulted in pricing pressure, reduced margins and profitability, increased customer churn, and in some markets, the loss of revenue and market share.
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
We may not be able to achieve market acceptance of our MFS.
Although the use of mobile financial services and digital payments has increased throughout the world, there can be no assurance that this increase will result in the acceptance of our MFS across the markets in which we operate. Our MFS operations are heavily concentrated in Tanzania, and as of December 31, 2021, accounted for 70% of our total Tigo Money customers' base and 76% of our MFS revenue. As announced on April 19, 2021, we have agreed to sell our entire Tanzania operations to a consortium led by the Axian Group, including our MFS in Tanzania. While we seek to expand our MFS in our Latin American markets, we may be unable to achieve the required level of market acceptance in order for us to recover the investment costs involved in developing and launching such services.
The future market acceptance of our MFS depends on a variety of factors, including community trust in digital financial services and companies that are not traditional financial institutions, entrenched preferences in traditional payment methods, and the availability of alternative MFS that are more popular or widely accepted by the population.
d.Customer base and customer experience

A significant proportion of our mobile revenue is generated from prepaid customers and is short-term in nature.

Prepaid customers do not sign service contracts and are more likely than postpaid customers to switch mobile operators and take advantage of promotional offers by other operators. Many of our mobile customers also subscribe to short-term packages with lengths of one-day to one-week. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future. Prepaid customers represented 89% of our mobile customers as of December 31, 2021 and generated approximately 59% of our mobile service revenue and 32% of our total service revenue during 2021.
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
Some of the countries in which we operate may be subject to greater political and economic risk than developed countries. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, El Salvador and Honduras have some of the highest murder rates in the world due to violent crime, and Nicaragua, Bolivia and Colombia have recently experienced civil unrest.
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
The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal systems in emerging markets, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. These factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties. For example, if we enter litigation proceedings with a third party in a country in which we operate, and within a legal system which may be less transparent and less robust in its judgment and rulings, we may face penalties or decrees that compel us to cease or partially cease the provision of certain of our services or the operation of our networks, or invalidate or suspend our licenses or rights therein.
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
Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by a lack of long-term financing in local currencies or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”
Due to the lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures.
We had net foreign exchange losses of $43 million in fiscal 2021 compared to net foreign exchange losses of $69 million in fiscal 2020 and net foreign exchange losses of $32 million in fiscal 2019. At the operational level we seek to match the currencies of our cash inflows and outflows, but while this practice reduces, it does not eliminate, our significant foreign exchange exposure to the U.S. dollar.
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
The organizational structure and business arrangements between the various legal entities in the group may give rise to taxation-related risks, including risks related to the pricing of services which might be challenged if not made on an arm’s-length basis and the taxation of shell entities.
Tax authorities could argue that some of the services provided among the various legal entities in the group are on terms more favorable than those that could be obtained from independent third parties and assess higher taxes or fines in respect of the services MIC S.A. provides. Additionally, tax legislation that targets shell entities, such as the proposal published by the Council of the European Union (the "Council") on December 22, 2021 to prevent the misuse of shell entities for tax purposes, may have an adverse impact on our business if it is adopted and deemed applicable to us. We are currently reviewing the Council's proposal, the impact of which is uncertain at this time.
i.Litigation and claims

Some of the litigation or claims that we face can be complex, costly, and highly disruptive to our business operations.
From time to time, in the ordinary course of our business, we are involved in legal proceedings. Some of these legal proceedings can be complex, costly, and highly disruptive to our business operations. Certain of these proceedings may be spurious in nature and may demand significant energy and attention from management and other key personnel. For example, in Tanzania in June 2016, we were served with a complaint by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company. While this claim was eventually dismissed, it absorbed a significant amount of management time and resulted in additional costs. The assessment of the outcome of legal proceedings, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The amounts ultimately received or paid upon settlement or pursuant to final judgment, order or decree may differ materially from amounts accrued in our financial statements. In addition, litigation or similar proceedings could impose restraints on our current or future manner of doing business. For example, if we enter litigation proceedings with a regulator in a country in which we operate, we may face penalties or decrees that compel us to cease or partially cease the provision of certain of our services or the operation of our networks.
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
We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. We operate in countries which pose elevated risks of corruption violations, and in certain of our markets, we have been and may continue to be subject to governmental investigations that include the telecommunications sector. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures. Investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows or prospects.
Our anti-corruption policies, procedures and internal controls may not be effective in complying with anti-corruption laws.
We regularly review and update our policies, procedures and internal controls designed to provide reasonable assurance that we, our employees, joint ventures, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. For example, our business in Guatemala has retained external legal counsel to review its policies and procedures related to anti-corruption issues, including examining certain allegations of improper payments made several years ago. However, anti-corruption policies, procedures and internal controls are not always effective against this risk. We cannot assure you that such policies or procedures or internal controls work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, joint ventures, distributors and other intermediaries with respect to our business or any businesses that we may acquire.
Our MFS service is complex and increases our exposure to fraud and money laundering.
Our MFS product has been developed through different distribution channels, and despite measures that we have taken or will take to adequately secure our payment systems, we remain susceptible to potentially illegal or improper uses of our payment services. Risks may include the use of our payment services in connection with fraudulent sales of goods or services, sales of prohibited or restricted products and money laundering.
Our policies and procedures may not be fully effective in identifying, monitoring and managing these risks. For example, we are not able to monitor the sources and uses of funds that flow through our MFS application, Tigo Money, in every case. As a result, we may be held liable for fraudulent transactions or transactions that violate trade sanctions or other legal or regulatory requirements, and an increase in negative publicity regarding our payment systems could harm our reputation and reduce consumer confidence in our services. In addition, we may face legal actions or regulatory sanctions as a result of any such activity.
Our services also involve cash handling, which exposes us to the risk of money laundering. In certain of our markets, we must keep our customers’ MFS cash in local currency demand deposits in local banks and ensure customers’ access to MFS cash, exposing us to local banking risk.
Anti-money laundering laws are often complex. We endeavor to conform to the highest standards but cannot be certain that we will be able to fully meet all applicable legal and regulatory requirements at all times. Violations of anti-money laundering laws or other regulations applicable to our MFS offerings could expose us to monetary fines or other legal actions or regulatory sanctions, which could have a material adverse effect on our business, financial condition and results of operations.
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
We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. In 2021, our most significant impact from fraudulent activity was caused by International Bypass whereby international calls intended for a Tigo subscriber were terminated through an unauthorized channel. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.
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
We operate in certain countries in which international sanctions may be imposed by the U.S., the U.K. or Europe, and we may be required to comply with such sanctions. Such sanctions may restrict our ability to implement our strategy or conduct our business in the manner in which we expect. For example, in response to the November 2021 presidential election in Nicaragua, the U.S., Canada and the U.K. announced sanctions against the Nicaraguan Public Ministry and various Nicaraguan officials, including the deputy director general and director general of TELCOR, the nation's principal telecommunications regulator. In addition, several Nicaraguan government officials and other key actors are currently included on the Specially Designated Nationals list of the U.S. Office of Foreign Assets Control, as well as the U.K. sanctions list. While it remains uncertain what impact current and future sanctions may have on our operations in Nicaragua and other markets, they may have a material adverse effect on our ability to maintain and expand our networks and business.

k.People, health and safety

Threats to the safety of our employees or contractors could affect our ability to provide our services.
Heightened states of danger may exist in certain of the countries in which we operate, including as a result of civil unrest, criminal activity, and the threat of natural or man-made disasters. Such events can pose significant risks to the health and safety of our employees and contractors and may impede or delay our ability to provide services to our customers or potential customers. In those locations, we may incur additional costs to maintain the safety of our personnel, customers, suppliers, and contractors. Despite the precautions, the safety of our personnel, customers, suppliers, and contractors in these locations may continue to be at risk.

Enforcement of standards of safety and the promotion of a culture of safety may not prevent the frequency or severity of health and safety incidents.
Although we implement and provide training on health and safety matters, particularly related to the risks of working on telecommunications towers or on TV poles, there is no guarantee that our employees or our contractors will comply with applicable safety standards. For example, in 2021, we did not suffer any employee fatalities or major losses to the Company, but there were unfortunately two fatalities in our contracted services. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of, or injury, to our employees or contractors, as well as expose ourselves to possible litigation and reputational harm.
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
Failing to manage unauthorized access to our services and networks could adversely affect our business.
Our ability to increase or maintain our market share and revenue is partly dependent on the controlled access to our services and networks. Sophisticated piracy techniques are continuously evolving, and preventing unauthorized use of our services and networks is inherently difficult. Although we have taken and continue to take measures designed to prevent unauthorized access to our services and networks, any unauthorized use could harm our relationships with our content providers or result in a loss of revenue, which may adversely affect our business, financial condition and results of operations.
m.Workforce

A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiations of our labor contracts.
On average during 2021, approximately 17% of our employees (including 38% of our direct workforce in Colombia and 77% of our direct workforce in Panama) participated in collective employment agreements. While we have collective bargaining agreements in place, with subsequent negotiations and considering the minimum wage legislation in several of the countries where we operate, we could incur significant additional labor costs and/or experience work stoppages which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact it would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructuring and other activities that impact employees. We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations materially and adversely affect the quality of our services and harm our reputation.

3.Risks related to Millicom’s size and structure and leadership

a.Size - capacity and limitations

The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.
As of December 31, 2021, our consolidated indebtedness excluding lease liabilities was $7,744 million, of which MIC S.A. incurred $4,020 million directly, and MIC S.A. guaranteed $300 million of indebtedness incurred by its subsidiaries. Including lease liabilities, our consolidated indebtedness was $8,911 million as of December 31, 2021. In addition, at December 31, 2021 our joint venture in Honduras, which is non-recourse to MIC S.A., had $279 million of debt and lease liabilities of $61 million.
We may incur additional debt in the future. Although certain of our outstanding debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. The acquisition of additional debt could, among other things, require us to dedicate a substantial portion of our cash flow to payments on our debt, place us at a competitive disadvantage compared to competitors who might have less debt, restrict us from pursuing strategic acquisitions or reduce our ability to pay dividends or implement share buybacks and prevent us from complying with our dividend policy.
We have incurred and assumed, and expect to incur and assume, additional indebtedness in connection with recent acquisitions.
We funded our acquisitions in Panama and Nicaragua mainly by incurring additional indebtedness, including through the issuance of a $750 million 6.25% bond on March 25, 2019, and the issuance by our subsidiary Cable Onda S.A. ("Cable Onda") of a $600 million 4.5% bond in November 2019. Similarly, in November 2021, we obtained bridge financing for $2,150 million to fund the acquisition of the remaining 45% equity interest in our joint venture business in Guatemala. As of the date of issuance of these financial statements, a balance of $450 million remained unpaid under the initial $2,150 million bridge loan agreement. Finally, we intend to refinance a portion of the bridge loan with the issuance of new equity.
Our increased indebtedness following consummation of these or other acquisitions could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions as well as reducing funds available for capital expenditures or acquisitions, and creating competitive disadvantages for us relative to other companies with lower indebtedness levels.
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
We may pursue acquisitions, investments or merger opportunities which may subject us to significant risks and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.
We may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand our business. Some of these potential transactions could be significant relative to the size of our business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including: diverting management attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees. As an example, our joint venture in Ghana did not create the expected synergies and benefits that we anticipated.
Moreover, we may not be able to successfully complete acquisitions, in light of challenges such as strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities, and regulatory approvals required.
Divestitures or restructuring of assets and businesses subject us to significant risks and may not realize expected benefits.
We may seek to divest or restructure existing operations and investments in ways that enhance the optionality for certain assets and facilitate the attraction of growth capital, such as our plans to create new organizational structures for our Towers and Tigo Money businesses. Any such divestiture or restructuring could involve a number of risks and could present financial, managerial and operational challenges including: diverting management attention from running our existing business or from pursuing other strategic opportunities; incurring significant transaction expenses; maintaining certain liabilities or obligations to indemnify the buyer of the divested business as part of the sale conditions; and the possibility of failing to properly manage the newly created entity or time the exit to achieve an optimal return.
Furthermore, the timing of divestitures and restructurings of assets and businesses may not result in optimal returns, and the amount and timing of proceeds or expected returns may be lower than our initial investment or the corresponding carrying value on our balance sheet. For example, we were unable to obtain any proceeds from the divestiture of our joint venture in Ghana.
Our ability to make significant decisions in certain of our operations may depend in part upon the consent of independent shareholders.
We have local shareholders in our operations in various markets, including subsidiaries that are fully controlled (e.g., in Colombia, Panama and Tanzania) as well as joint ventures with local entities in which we exercise joint control (e.g., in Honduras). In these operations, our ability to make significant strategic decisions or to receive dividends or other distributions may depend in part upon the consent of independent shareholders, and our operations may be negatively affected in the event of disagreements with or breaches by our partners.
Our operations could also be significantly affected if our partners and local shareholders seek to sell their interests to independent shareholders that may disagree with our strategy and certain significant decisions. For example, on May 25, 2021, our minority partner in Colombia, EPM, announced that it intends to pursue a potential sale of its stake in our Colombian operations. If approved by the Medellin town council, the sale process would begin, following the rules prescribed under Colombia’s Law 226 and as dictated by our shareholder agreement. If the sale of EPM’s interest in our Colombian operations is made to independent shareholders that oppose our strategic decisions and prevent us from achieving our financial, operating and governance targets, our business, financial condition and results of operations may be adversely affected.
Millicom's central functions provide essential support and services to our operating subsidiaries and joint ventures.
These services include, financing, procurement, technical and management services, business support services (including a shared services center in El Salvador and a multinational corporation headquarters (SEM) in Panama), digital transformation, customer experience, procurement, human resources, legal, information technology, marketing services and advisory services related to the construction, installation, operation, management and maintenance of its networks. If Millicom's central functions are unable to provide these services to our operating subsidiaries and joint ventures on a timely basis and at a level that meets our needs, our operating subsidiaries and joint ventures may be disrupted.
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

Our operating results depend, in significant part, upon the continued contributions and capacity of key senior management and technical personnel. Certain key employees possess substantial knowledge of our business and operations. We cannot assure you that we will be successful in retaining their services or that we would be successful in hiring and training suitable replacements without undue costs or delays. If we are unable to retain senior leadership to operate and grow our business, we may not be able to develop our business at the pace or with the required level of sophistication that enables us to meet our strategic and financial objectives.
Competition for personnel in our markets and certain central functions is intense due to scarcity of qualified individuals.
Millicom has been working with its local teams to build and implement talent development plans and to identify high-performance individuals for future advancement or hiring, as the markets in which we operate have limited availability of talent with advanced skill sets in key areas such as the digital and technology fields. We have taken steps to reinforce our digital capabilities with an aggressive hiring plan to obtain the right personnel with the relevant competencies for the new businesses and services we launch. We cannot assure you, however, that we will be successful in these efforts.
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
The cash flow we generate is highly dependent on our operations in Guatemala.
Our operations in Guatemala have historically generated healthy cash flows. If the financial condition of our operations in Guatemala deteriorates, or if we fail to diversify our sources of cash flow, our liquidity could suffer, which could impact our capital allocation and limit our ability to reduce our leverage, reinvest in our business or remunerate our shareholders.
Our ability to pay dividends to our shareholders, consummate share repurchase programs or otherwise remunerate shareholders is subject to our distributable reserves and solvency requirements.
Any determination to pay dividends, adopt share repurchase programs or otherwise remunerate shareholders in the future will be at the discretion of our board of directors (as to interim dividends) and at the discretion of the shareholders at the annual general meeting (the "AGM") upon recommendation of the board of directors (as to annual dividends or share repurchases) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors and the shareholders at the AGM, respectively, deem relevant.

We are not required to pay dividends on our shares or otherwise remunerate shareholders and holders of our shares have no recourse if dividends are not declared. Our ability to pay dividends or otherwise remunerate shareholders may be further restricted by the terms of any of our existing and future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions on our ability to repatriate funds and under the terms of the agreements governing our indebtedness.
We have adopted, and may in the future adopt, share repurchase programs under which we are authorized to repurchase our shares or shares represented by Swedish Depository Receipts ("SDRs"). However, there can be no assurance that any future share repurchase program will be fully consummated. The amount, timing and execution of any share repurchase program may fluctuate based on our priorities for the use of cash or as a result of changes in cash flows, tax laws, and the market price of our shares or SDRs. Any reduction or discontinuance by us of dividend payments or repurchases of our shares, including shares represented by SDRs, may cause the market price of our shares or SDRs to decline.
4.Risks related to share ownership, governance practices and registration with the SEC

a.Share price, trading volume and market volatility

The price of our common shares might fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our common shares may prevent you from being able to sell our common shares at or above the price at which you purchased such shares. The trading price of our common shares has been and may in the future be volatile and subject to wide price fluctuations in response to various factors, including:
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
As of December 31, 2021, approximately 91% of our issued and outstanding shares were in the form of SDRs listed on the NASDAQ exchange in Stockholm. We cannot predict the extent to which investors will convert SDRs into common shares or whether the relisting of our common shares on the Nasdaq Stock Market on January 9, 2019 will lead to the development of an active trading market in the U.S. or how liquid that market might become. If an active trading market does not develop in the U.S., you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.
Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our share price and future sales of our common shares may be dilutive.
Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our common shares and could impair our ability to raise capital through the sale of shares. In the future, we may issue our shares, among other reasons, if we need to raise capital or in connection with merger or acquisition activity. The amount of our common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital. Sales of shares in the future may be at prices below prevailing market prices, thereby having a dilutive impact on existing holders and depressing the trading price of our common shares.

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

Foreign private issuers are required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Luxembourg law or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2021. See “Item 15. Controls and Procedures—C. Attestation Report of Independent Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As a foreign private issuer, we are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2022.
In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher.
If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
c.Shareholder protection

MIC S.A. is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares.
The Company is incorporated under and subject to Luxembourg laws. Luxembourg laws may differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, sales, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Luxembourg laws governing the shares of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. For example, neither our articles of association, as amended and restated (the "Articles of Association") nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.
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
Directors have a duty to disclose any personal interest in any contract or arrangement with the company in case such interest would constitute a conflict of interest. If any director has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the company, Luxembourg law provides that such director will not be entitled to take part in the relevant deliberations or exercise his or her vote with respect to the approval of such transaction. If the interest of such director does not conflict with the interests of the company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction. If a director of a Luxembourg company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may, in addition, be jointly and severally liable with other directors implicated in the same breach of duty.
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

d.Corporate governance practices

As a foreign private issuer and as permitted by the listing requirements of the Nasdaq, we may rely on certain home country governance practices rather than the Nasdaq corporate governance requirements.
As a foreign private issuer and in accordance with Nasdaq Listing Rule 5615(a)(3), we may comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. For more information regarding the Nasdaq corporate governance requirements in lieu of which we follow home country corporate governance practices, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nasdaq corporate governance exemptions.”
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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company
The Company’s legal name is Millicom International Cellular S.A. ("MIC S.A." or "the Company"). The Company uses the Tigo brand in all of the countries in which we do business. MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. The Company’s address is: 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number for the Head of Financial Reporting is: +352 27 759 018. The Company’s U.S. agent is: CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States.
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

B.    Business Overview
Introduction
We are a leading provider of cable and mobile services dedicated to emerging markets. Through our main brands Tigo® and Tigo Business™, we provide a wide range of digital services in nine countries in Latin America and one country in Africa, including high-speed data, cable TV, direct-to-home satellite TV (“DTH” and when we refer to DTH together with cable TV, we use the term “pay-TV”), mobile voice, mobile data, SMS, MFS, fixed voice, and business solutions including value-added services (“VAS”). We provide services on both a business-to-consumer (“B2C”) and a business-to-business (“B2B”) basis, and we have used the Tigo brand in all our markets since 2004.
We offer the following principal categories of services:
•Mobile, including mobile data, mobile voice, and MFS to consumer, business and government customers;
•Cable and other fixed services, including broadband, pay-TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and VAS and solutions to business and government customers.
In Latin America, our principal region, we provide both mobile and cable services in eight countries: Bolivia, Colombia, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. In addition, we provide cable services in Costa Rica. In Africa, we provide mobile services in Tanzania. On April 19, 2021, we announced the signing of an agreement for the sale of our operations in Tanzania to a consortium led by Axian, the completion of which remains subject to regulatory approvals. In 2019, we completed the sale of our operations in Chad and in 2021, we completed the disposal of our Ghana joint venture with Bharti Airtel. These divestitures are part of a broader effort by us in recent years to improve our financial performance and better invest capital, including by selling underperforming businesses in our Africa segment, which has historically produced lower returns on capital than our Latin America segment.
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
As of December 31, 2021, we provided services to 53.3 million mobile customers, including 21.1 million 4G customers, which we define as customers who have a data plan and use a smartphone to access our 4G network. As of that date, we also had 4.7 million customer relationships with a subscription to at least one of our fixed services. This includes 4.0 million customer relationships on our HFC networks and 0.5 million DTH subscribers. The majority of the remaining customer relationships are served by our legacy copper network.
For the year ended December 31, 2021, our revenue was $4,617 million and our net profit was $542 million. We had approximately 21,000 employees located in Latin America and Africa, including our Honduras joint venture.
Our strategy
Underpinning our strategy is management’s assessment that penetration rates for both mobile and fixed broadband services in our markets are low relative to penetration rates in other markets globally, and that these have potential to increase over time. Based on our own subscriber data of mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G networks, were approximately 27% in Nicaragua, 43% in Guatemala , 47% in Honduras, 48% in Colombia,51% in El Salvador, 55% in Paraguay, 60% in Panama and 64% in Bolivia as of December 31, 2021. Based on our own customer data and market intelligence, fixed broadband penetration rates, as measured by the number of residential broadband customers as a percentage of households in the country, were approximately 61% in Costa Rica, 45% in Panama, 38% in El Salvador, 35% in Colombia, 31% in Bolivia, 30% in Paraguay, 25% in Guatemala, 24% in Nicaragua and 22% in Honduras as of December 31, 2021. Pay-TV penetration rates, as measured by the number of pay-TV customers, including DTH, as a percentage of households in the country, were approximately 49% in Costa Rica, 41% in Guatemala, 41% in Colombia, 40% in Panama, 39% in El Salvador, 36% in Paraguay, 33% in Honduras, 31% in Nicaragua and 22% in Bolivia as of December 31, 2021. Based on the expectation that mobile and fixed broadband penetration rates in our markets will gradually rise over time, management has defined an operational strategy based on the following six principal pillars.
Expand Broadband
We are moving quickly to meet the growing demand for high-speed data from residential and business customers alike in our Latin American markets. We are doing this by:
•    Expanding our HFC and FTTH networks: We are rapidly deploying our fixed broadband networks, and we complement our organic network build-out with small, targeted acquisitions.
•    Increasing our commercial efforts to fill the broadband networks: As we expand the networks, we also deploy commercial resources necessary to begin monetizing our investment by marketing our services to new potential customers. In addition, our fixed broadband networks allow us to sell additional services to existing customers that drive ARPU growth over time.

•    Product innovation: We drive customer adoption by expanding our range of digital services and aggregating third-party content, as well as some exclusive local and international content, enabling us to differentiate ourselves from our competitors. For example, we have agreements with local soccer teams, leagues and sports channels in Bolivia, Costa Rica, El Salvador, Guatemala, Honduras, Paraguay and Panama to air matches on our pay-TV channels. We are committed to bringing the best content to our customers, and for that we partner with various players in the ecosystem, from studios to Over-the-Top providers (“OTTs”) and sports industry players.
Our cable network deployment is also critical to help prepare the company for convergence of fixed and mobile networks and services, a trend we expect will accelerate with the deployment of 5G technology in the future.
Monetize Mobile Data
Our mobile networks continue to experience rapid data traffic growth, and we are very focused on making sure that incremental traffic translates into additional revenues. Our mobile data monetization strategy is built around several key drivers:
•    4G/LTE network expansion: Our 4G networks enable us to deliver high volumes of data at faster speeds in a more cost-efficient manner than with 3G networks. As of December 31, 2021, our 4G networks covered approximately 78% of the population in our markets, a significant increase from coverage of approximately 65% as of December 31, 2018.
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
Accelerate B2B
The expansion of our fixed broadband networks as well as the development of state-of-the-art data centers, analytics, cloud and cybersecurity services is also creating new opportunities for us to target business customers by offering a more complete suite of information and communications technology (“ICT”) services. As of December 31, 2021, we had a total of 13 data centers across our Latin America footprint, including 9 data centers which are certified according to international standards.
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
Go Digital
We are focusing on transforming and evolving our customer experience and operations through the digital innovation of products and channels to empower our customers to do everything digital first with the variety of offerings that is available in our digital ecosystem: Mi Tigo, Tigo Money, Mi Tienda, eCare, ONEtv, TigoSports and others.
Through Tigo ONEtv, our next-generation user experience platform, we provide an advanced pay-TV entertainment experience for our customers, with sophisticated personalization options and recommendations, seamless integration of content across linear and on-demand offerings, and robust multi-screen capabilities. We also provide a valuable digital user experience through our Mi Tigo App for prepaid, postpaid and home customers, and our Tigo Money app for mobile financial services. Our focus remains firmly set on not only driving the adoption and enjoyment of these digital channels by our customers, but also developing and empowering our customers with Mi Tienda and eCare to increase productivity and customer satisfaction through a user-friendly experience.
We are evolving our commercial distribution network to operate digitally, which we believe will improve both customer experience and operational efficiency. To enable a seamless and integrated experience across sales and care touchpoints, we are implementing a business transformation that interlinks user experience, digital innovation, business processes, and our back-end ICT systems.

Customer Centricity

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
Our targets
Accelerate cash flow growth. To provide more flexibility in our operations and improve our ability to service our debt, we are targeting steady growth in our Organic Operating Cash Flow over the medium-term by generating consistent annual organic service revenue growth and having stable annual capital expenditure. Organic Operating Cash Flows is a non-IFRS measure defined as operating profit excluding impairment losses, depreciation and amortization and gains and losses on fixed asset disposals, less capital expenditures, not adjusted for the impact of changes in foreign exchange rates, perimeter and accounting.
Reduce net leverage. Based on our goal to increase Organic Operating Cash Flow over the medium-term, we have a related goal of reducing our net leverage ratio.
Expand the Company’s fixed broadband network. In connection with the rapid deployment of our broadband networks, our goal is to pass an additional three million homes over the next three years. We expect that a majority of these passings would occur in our FTTH networks, as we are actively working to accelerate the ongoing transition to FTTH services. In the medium term, our target is to pass approximately 20 million homes on our broadband networks. We also aim to add over one million customer relationship net additions in the next three years.
Create separate organizations for Towers and Tigo Money. Subject to regulatory and other necessary approvals, our goal is to re-organize the Company’s more than 10,000 cellular towers under a new organizational structure within the next two years. We also plan to create a new organizational structure for our Tigo Money business within the next two years. Our towers business and Tigo Money are strategic assets that are not core to our connectivity business, and we believe that this structural re-organization will facilitate the attraction of growth capital and enhance strategic optionality for these assets.
Set ambitious ESG standards. Our goal is to raise the bar on the company’s contribution on environmental, societal and governance matters. In particular, we have submitted for validation science-based targets in line with the Paris Climate Agreement and set a long-term goal of net zero emissions by or before 2050. As a proud agent of positive change in our markets, we have also set a target of gender parity by 2030, which includes all levels of our organization and upper management positions.
Implement share buybacks consistent with our net leverage reduction targets. We expect to implement a new share buyback plan that is consistent with the achievement of our net leverage ratio reduction targets, with buybacks currently expected to commence in 2023.
These goals, targets and plans are forward-looking statements subject to risks and uncertainties, including those discussed in “ Item 3. Key Information—D. Risk Factors.” Moreover, these goals, targets and plans assume a stable operating environment in the markets in which we operate and that we do not engage in any strategic transactions that could require us to revise our goals and targets or plans. Finally, there can be no guarantee that we achieve these goal or targets, or implement these plans, in the timeframes indicated or at all.
Our services
Our services are organized into two principal categories: Mobile and Cable and other fixed services. In addition, we sell telephone and other equipment, comprised mostly of mobile handsets.
Mobile
In our Mobile category, we provide mobile services, including mobile data, mobile voice, SMS and MFS, to consumers, business, and government. Mobile is the largest part of our business and generated 54% of consolidated service revenue (and 59% of our Latin America segment service revenue) for the year ended December 31, 2021 and 53% of our consolidated service revenue (and 60% of our Latin America segment service revenue) for the year ended December 31, 2020.

We provide Mobile services in every country where we operate, except Costa Rica. As of December 31, 2021, we had a total of 53.3 million Mobile customers (including 13.5 million in Africa).
Mobile data, mobile voice and SMS
We provide our mobile data, mobile voice and SMS services through 2G, 3G and 4G networks in all our mobile markets. 4G is the fourth generation of mobile technology, succeeding 3G, and it is based on Internet Protocol (IP) technology, as opposed to prior generations of mobile communications which were based on and supported circuit-switched telephone service. Our 4G networks enable us to offer services to our customers such as video calls and mobile broadband data with richer mobile content, such as live video streaming.
The mobile market has been evolving, with consumption shifting significantly in recent years from voice and SMS to data. Our ongoing deployment of 4G networks and industry planning for the future deployment of 5G further support this evolution to more data-centric usage.
We provide our mobile data, mobile voice and SMS services on both prepaid and postpaid bases. In prepaid, customers pay for service in advance through the purchase of limited-duration data packages, and they do not sign service contracts. Among various options that our customers can choose from, we offer packages that typically begin with a data allowance, and include a combination of voice minutes and SMS, with expiration dates varying in length from one or more days, up to a few weeks or months. In postpaid, customers pay recurring monthly fees for the right to consume up to a predetermined maximum amount of monthly data, voice usage and SMS. In most cases, new postpaid customers sign a service contract with a typical length of one year.
MFS
We provide a broad range of mobile financial services such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs through our MFS App, Tigo Money. Tigo Money allows our customers to send and receive money, without the need for a bank account. As of December 31, 2021, we provided MFS to 11.7 million Tigo and non-Tigo customers. 19.8% of our mobile customer handset base were Tigo Money users as of December 31, 2021. As of December 31, 2021, 70% of our total Tigo Money customers were in Tanzania (including Zantel). Tigo Money is a growing business in our markets. It complements our Mobile and Cable product offering and increases customer satisfaction and loyalty, increasing ARPU and reducing customer churn. We are currently in the process of separating our Tigo Money business from our core telecommunications service operations in order to facilitate the development of new financial and strategic partnerships aimed at accelerating Tigo Money's growth and enhancing its value creation potential.

Cable and other fixed services
In our Cable and other fixed services category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential (Home) consumers and to government and business (B2B) customers. Cable and other fixed services generated 45% of our consolidated service revenue (and 40% of our Latin America segment revenue) for the year ended December 31, 2021 and 45% of our consolidated service revenue (and 39% of our Latin America segment service revenue) for the year ended December 31, 2020.
Home

Our fixed-service residential customers (a “customer relationship”) generate revenue for us by purchasing one or more of our three fixed services, pay-TV, fixed broadband, and fixed telephony. We refer to each service that a customer purchases as a revenue generating unit (“RGU”), such that a single customer relationship can have up to three RGUs in countries where we are permitted to sell all three services.
We provide Home services mainly over our HFC and FTTH networks, but we also offer pay-TV services via our DTH platform and broadband services using FWA and copper-based technologies in some markets. Although most of our customers currently choose to receive broadband speeds on average of 60 Gbps, the HFC networks we are rolling out are based on DOCSIS 3.0 and allow us to offer speeds of up to 400 Mbps on our current infrastructure, which gives us scope to significantly raise our customers’ broadband speeds over time. As we retire analog channels over time, our HFC network infrastructure allows us to offer faster speeds. We have rolled out DOCSIS 3.1 in some markets, which allows us to offer speeds of up to 1 Gbps. We have also begun to deploy FTTH in some markets as part of our greenfield fixed-network expansion, and we include FTTH network and customer metrics as a subset of our HFC network and customer metrics.
In Latin America, we provide Home services in every country where we operate. As of December 31, 2021, we had 4.9 million customer relationships, of which 4.1 million were connected to our HFC and FTTH networks, and we had 9.6 million RGUs, including 3.8 million broadband RGUs on our networks. We do not provide Home services in Africa.
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
B2B fixed
We offer fixed-voice and data telecommunications services, managed services and cloud and security solutions to small, medium and large businesses and governmental entities. We offer B2B fixed services in all of the markets in which we operate, both in Latin America and in Africa.
We believe that B2B fixed provides a significant growth opportunity for Millicom driven by the changes in working habits and business models. These changes are creating additional growth opportunities through the adoption of cloud information technology, security and new software defined networks. We expect that the ongoing expansion of our fixed broadband networks in Latin America will help to make us more competitive and increase our share of the B2B fixed market over time. In addition, as we expand our fixed networks throughout our markets, we can better compete for large enterprise and government contracts that typically require a national presence, and we will be better placed to offer fixed, mobile and other value-added services, such as cloud-based services and data center capacity. We already see evidence of this in Colombia and Panama, where we have more extensive fixed networks than in our other markets, and where the proportion of revenue we generate from B2B fixed is significantly larger than in our other Latin American countries.
We have already deployed approximately 180,000 kilometers of fiber in our Latin American markets, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. In 2019, we inaugurated a new Tier 3 certified data center in Honduras, which further strengthened our ability to better serve SMBs and large enterprise customers that require robust infrastructure and redundancy to achieve their own operational efficiency goals and meet business continuity needs. We have also established partnerships in the area of hypercloud, virtualization and Internet of Things, to capture the growth in the adoption of these technologies and help our customers accelerate their digital transformations.
Our markets
Overview
The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. We have businesses in two regions: Latin America and Africa, which constitute our two segments. Latin America segment figures include our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Latin America figures also include our operations in Guatemala. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras. Prior to its disposal in October 2021, we excluded the Ghana joint venture from the Africa operational data because, unlike our other joint ventures, we did not consider it a strategic part of our Group. Financial data is presented either at a consolidated level or at a segmental level, as derived from our financial statements, including the notes thereto. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our segments.”
•    Latin America. The Latin American markets we serve are Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. We provide Mobile services in each of our Latin American markets, except for Costa Rica, and we provide Cable and other fixed services in each of our Latin American markets.
•    Africa. The only African market we serve is Tanzania, in which we provide Mobile and B2B. We do not provide Cable and other fixed services in our African market.
Latin America
For the years ended December 31, 2021 and 2020, revenue generated by our Latin America segment was $6,220 million and $5,843 million, respectively.
We provide mobile services in eight countries in Latin America. As of December 31, 2021, we had a total of 44.9 million Mobile customers, a 7.5% increase from December 31, 2020 mainly due to new customers as we have recently upgraded our networks in several countries including Colombia, El Salvador, Panama and Nicaragua.
As of December 31, 2021, our Cable business had a network that passed 12.7 million homes and had 4.9 million customer relationships in Latin America, a 7.7% increase from December 31, 2020 mainly due to increased demand for broadband services.
An important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our fixed networks largely in response to demand for high-speed fixed broadband services. As of December 31, 2021, our HFC and FTTH networks passed 12.4 million homes, a 4.4% increase from December 31, 2020 (11.9 million), and had 4.1 million customer relationships, an 11.1% increase from December 31, 2020.

The following chart shows the relative revenue generation of each country in our Latin America segment for 2021:

The Millicom Group’s Latin America Mobile, Broadband, and Pay-TV Operations(1)_______________

Guatemala
Mobile #1
BBI #1
Pay TV #1
El Salvador
Mobile #1
BBI #2
Pay TV #2
Costa Rica
BBI #3
Pay TV #2
Panama
Mobile #1
BBI #1
Pay TV #1
Bolivia
Mobile #2
BBI #1
Pay TV #1
Honduras
Mobile #1
BBI #1
Pay TV #1
Nicaragua
Mobile #1
BBI #2
Pay TV #3
Colombia
Mobile #3
BBI #2
Pay TV #2
Paraguay
Mobile #1
BBI #1
Pay TV #1

(1)    The data presented here is based on subscriber numbers as of December 31, 2021 and reflects the Millicom Group’s experience and our investigation of market conditions. The number of market players in each country reflects only large national network operators and excludes smaller players, and Millicom's position is based on total market share by subscribers. The Millicom Group has minority partners in Colombia (50%), Honduras (33%), and Panama (20%).
Bolivia
We provide Mobile and Cable and other fixed services through Telefónica Celular de Bolivia S.A., which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.
Mobile: As of December 31, 2021, we served 4.1 million subscribers and were the second largest provider of Mobile services in Bolivia, as measured by total subscribers.
Cable and other fixed: As of December 31, 2021, we were the largest provider of broadband and pay-TV services in Bolivia, as measured by subscribers, and we had 676,000 customer relationships. We offer broadband services through HFC, and we provide pay-TV primarily through HFC and DTH in Bolivia.
Colombia
We provide Mobile and Cable and other fixed services in Colombia through UNE, in which we own a 50% plus one voting share interest and Colombia Móvil S.A., which is a wholly owned subsidiary of UNE. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014. On May 25, 2021, our minority partner in Colombia, EPM, announced that it intends to pursue a potential sale of its stake in our Colombian operations. If approved by the Medellin town council, the sale process would begin, following the rules prescribed under Colombia's Law 226 and as dictated by our shareholder agreement.
Mobile: As of December 31, 2021, we served 11.3 million subscribers and were the third largest provider of Mobile services in Colombia, as measured by subscribers.
Cable and other fixed services: Tigo is one of the principal digital cable operators in Colombia. As of December 31, 2021, we were the second largest provider of pay-TV and broadband internet services in Colombia, as measured by subscribers, with 1.8 million customer relationships. We have been investing to expand the reach of our fixed network and to upgrade our copper network to HFC and FTTH. By extending the reach of our HFC and FTTH networks in areas historically served by our copper network, we can gradually migrate our copper customers onto these new networks, thus significantly enhancing the customer experience by expanding the range of products and services they can choose from, including the availability of faster broadband speeds. In Colombia, we also use DTH to provide pay-TV services to customers located outside of our HFC and FTTH network coverage area.
Costa Rica
We provide Cable and other fixed services in Costa Rica through Millicom Cable Costa Rica S.A. ("Millicom Costa Rica"), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country.
Cable and other fixed services: As of December 31, 2021, we had 249 thousand customer relationships and we were the second largest provider of pay-TV and the third largest provider of broadband internet services in Costa Rica, as measured by subscribers.
El Salvador
We provide Mobile and Cable and other fixed services in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly owned by the Millicom Group. We have operated in El Salvador since 1993.
Mobile: As of December 31, 2021, we served 2.9 million subscribers and were the largest provider of Mobile services in El Salvador as measured by subscribers.
Cable and other fixed services: Telemóvil is a leading cable operator in El Salvador. As of December 31, 2021, we were the second largest provider of pay-TV and the second largest provider of broadband internet services, as measured by subscribers, with a total of 288,000 customer relationships.
Guatemala
We provide Mobile and Cable and other fixed services in Guatemala, principally through Comunicaciones Celulares S.A. On November 12, 2021, we signed and closed an agreement to acquire the remaining 45% equity interest in Comcel and the other entities that operate our Guatemala business from our local partner. As a result, Millicom owns a 100% equity interest in the entities that operate our Guatemala business and fully consolidates them since that date. See note

A.1.2. to our audited consolidated financial statements for additional details regarding this acquisition and the accounting treatment thereof. We have operated in Guatemala since 1990.
Mobile: As of December 31, 2021, we provided Mobile services to 11.8 million customers and were the largest provider of mobile services in Guatemala, as measured by subscribers.
Cable and other fixed services: As of December 31, 2021, we were the largest provider of pay-TV and broadband internet services in Guatemala, as measured by subscribers, and we served 675,000 customer relationships with both HFC network and DTH services.
Honduras
We provide Mobile and Cable and other fixed services in Honduras through Telefónica Celular S.A. de C.V. (“Celtel”), a joint venture in which the Millicom Group holds a 66.67% equity interest. The remaining 33.33% of Celtel is owned by our local partner. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Guatemala and Honduras joint ventures” for details regarding the accounting treatment of our Honduras operations. We have operated in Honduras since 1996.
Mobile: As of December 31, 2021, we served 5.1 million Mobile subscribers, and we were the largest provider of Mobile services, as measured by subscribers.
Cable and other fixed services: As of December 31, 2021, we were the largest provider of pay-TV and broadband internet services, as measured by subscribers, with 188,000 customer relationships. We offer triple-play services (cable TV, internet and fixed telephone) using our HFC network in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our HFC network. We continue to invest to expand and upgrade the capacity of our HFC network in Honduras.
Nicaragua
In 2019, we purchased Telefonía Celular de Nicaragua, S.A., the leading provider of Mobile services in the country, based on the number of subscribers. As of December 31, 2021, we served 3.8 million mobile subscribers.
Prior to 2019, we had a very small presence in Nicaragua, where we provided mostly B2B fixed services. Since 2018 we also provide Cable services to a small but rapidly growing customer base, and we are the third largest provider of pay-TV and the second largest provider of broadband services, as measured by subscribers.
Panama
We provide Mobile and Cable and other fixed services in Panama through Cable Onda, which is 80% owned by the Millicom Group with the remaining 20% owned by our local partners. We have operated in Panama since our acquisition of Cable Onda in December 2018. Cable Onda and its predecessor companies began operating in Panama in 1982, and the company was the first to provide pay-TV services in the country. In 2019, our Cable Onda subsidiary acquired Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.) and started to provide Mobile services.
Mobile: As of December 31, 2021, we had 2.1 million Mobile subscribers, and we were the largest provider of Mobile services in Panama, as measured by total mobile subscribers.
Cable and other fixed services: As of December 31, 2021, we had 485,000 customer relationships and we were the largest provider of pay-TV and the largest provider of broadband internet services in Panama, as measured by subscribers.
Paraguay
We provide Mobile and Cable and other fixed services in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefónica Celular del Paraguay S.A. ("Telecel"). We have operated in Paraguay since 1992.
Mobile: As of December 31, 2021, we had 3.9 million Mobile subscribers, and we were the largest provider of Mobile services in Paraguay, as measured by total mobile subscribers.
Cable and other fixed services: We are the largest provider of pay-TV and broadband internet services in Paraguay as measured by subscribers. As of December 31, 2021, we had 495,000 customer relationships with our HFC network, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our HFC network, and we use our DTH license to offer pay-TV in areas not reached by our HFC network. We offer residential broadband internet services mostly using our HFC network, but we also employ fixed wireless technology to provide service beyond the reach of our HFC network. We have exclusive rights to broadcast Paraguay’s national league championship games through 2023, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2023.

Africa
For the year ended December 31, 2021, the revenue generated by our Africa segment, which consists of our operations in Tanzania, was $356.6 million. For the year ended December 31, 2020, the revenue generated by our Africa segment was $366.5 million.
As of December 31, 2021, we had 13.5 million Mobile customers in Africa.
Tanzania
We provide mostly Mobile services in Tanzania primarily through MIC Tanzania plc ("Tigo Tanzania"), a 98.5% owned subsidiary of the Millicom Group. We have operated in Tanzania since 1994.
On October 22, 2015, we acquired 85% of Zanzibar Telecommunications Ltd ("Zantel"), a telecommunications provider operating mainly in Zanzibar, a semi-autonomous region of Tanzania. In 2019, we received approval to combine Tigo Tanzania and Zantel whereby Tigo Tanzania acquired 15% of the remaining shares in Zantel for consideration representing 1.5% of its own share capital. As a result, the Group's ownership in Tigo Tanzania reduced from 100% to 98.5%, and the Group's ownership in Zantel is 98.5% (indirectly).
The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. We are currently planning for the IPO of our Tanzanian operation pursuant to the legislation. We have filed a draft prospectus with the Tanzania Capital Market and Securities Authority and the Regulator has since requested that we retain an underwriter to ensure the success of the IPO. Together with its investment bank advisers, we are seeking an underwriter active in the Tanzanian and Eastern African markets, a process currently underway. The Group reached an agreement with the Tanzanian government that such public offering must take place before December 31, 2025 at the latest. There can be no guarantee if or when such IPO may occur, or the ownership share of our Tanzanian operation that we may sell in the IPO.
Mobile: As of December 31, 2021, Tigo Tanzania had 13.5 million subscribers, including Zantel, and we were the second largest mobile provider in Tanzania, as measured by subscribers.
Regulation
The licensing, construction, ownership and operation of cable TV and mobile telecommunications networks and the grant, maintenance and renewal of cable TV and mobile telecommunications licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by different governmental authorities in each of the markets that Millicom serves. The regulatory regimes in the markets in which Millicom operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly. See “Item 3. Key Information—D. Risk Factors—2. Risks related to Millicom's business in the markets in which it operates—F. Legal and regulatory—Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.”
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
The mobile services we provide require the use of spectrum, for which we have various licenses in each country where we provide mobile services. Spectrum licenses have expiration dates that typically range from 10 to 20 years. Historically, we have been able to renew our licenses upon expiration by agreeing to pay additional fees. We generally expect to continue to renew most of our current licenses as they expire, and we expect to acquire new spectrum licenses as they become available in the future.
The table below summarizes our most important current spectrum holdings by country for the Latin America region:

Country	Spectrum	Blocks	Expiration date
Bolivia	700MHz	2x12MHz	2028
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Bolivia	27GHz	575Mhz	2031
Colombia	700MHz	2x20MHz	2040
Colombia	AWS	2x15MHz	2023
Colombia	1900MHz	2x5MHz	2029
Colombia	1900MHz	2x20MHz	2023
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	AWS	2x25MHz	2040
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2028
Guatemala	850MHz	2x24MHz	2032
Guatemala	700MHz	2x5MHz	2033
Guatemala	700MHz	1x20MHz	2033
Guatemala	2600MHz	2x10MHz	2032
Guatemala	2600MHz	1x25MHz	2033
Guatemala	2600MHz	1x3.3MHz	2034
Guatemala	3500MHz	1x75MHz	2033
Guatemala	3500MHz	1x50MHz	2033
Honduras	850MHz	2x25MHz	2028
Honduras	AWS	2x20MHz	2028
Nicaragua	700MHz	2x20MHz	2033
Nicaragua	850MHz	2x12.5MHz	2033
Nicaragua	1900MHz	2x30MHz	2033
Nicaragua	AWS	2x20MHz	2033
Panama	700MHz	2x10MHz	2036
Panama	850MHz	2x12.5MHz	2036
Panama	1900MHz	2x10MHz	2036
Paraguay	850MHz	2x12.5MHz	2026
Paraguay	700MHz	2x15MHz	2023
Paraguay	AWS	2x15Mz	2026
Paraguay	1900MHz	2x15MHz	2022
Paraguay	3500MHz	2x50MHz	2024

Below, we provide further regulatory details in respect of certain of our countries of operation in Latin America.
Bolivia: We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2030, and cable, VOIP and internet authorizations until 2028.
Colombia: Colombia Móvil has three separate nationwide spectrum licenses in the 1900 MHz band. In June 2013, Colombia Móvil, acquired spectrum in the AWS (1700/2100 MHz) band, which we use to offer 4G services. In order to reduce the cost and accelerate the deployment of the 4G network, we entered into a network sharing agreement with our competitor, Telefónica Colombia. Colombia Móvil also has an indefinite license (Habilitación General) that allows the company to offer several nationwide telecommunication services. In August 2019, the President of Colombia sanctioned the Law of Modernization of the Information Technology and Communications Sector which, among other changes, changed the duration of spectrum permits from 10 to 20 years. The Colombian government auctioned 700 MHz spectrum in 2020, and we obtained 2x20 MHz in this band, which was key for our business to compete effectively in the market. In 2023, our AWS and 1900 MHz spectrum licenses expire, and we and the broader industry are jointly discussing renewal terms with the government. In 2019, our cable TV license was successfully migrated to the indefinite license (Habilitación General) to provide telecommunication services in Colombia, in accordance with the new law.

Costa Rica: We hold a general license to provide telecommunication services which expires in 2024, and a spectrum permit to download content for cable TV services which expires in 2029.
El Salvador: In 2017 and 2018, Telemóvil successfully renewed all of its spectrum licenses. In December 2019, the regulator completed an auction for AWS spectrum in which we acquired 5 blocks totaling 2x25MHz of bandwidth.
Guatemala: Comcel operates a nationwide mobile network, and it holds spectrum licenses that begin to expire in 2032. In recent years, the regulator has discussed the possibility of auctioning additional spectrum and the government recently announced its intent to move forward with an auction in the 700MHz band during 2021, but specific plans have not yet been announced.
Honduras: Celtel has spectrum licenses in the 850 MHz and AWS bands, which expire in 2028. The Honduran government is planning an auction of multiband frequency spectrum in the 700 MHz and 3,500 MHz bands. The auction has been delayed several times since its approval in 2016, most recently due to the COVID-19 pandemic and now as result of the change of authorities given the introduction of a new government. The terms and conditions are still under review, but the auction could still take place during the first half of 2022.
Panama: We hold six telephone licenses that expire in 2022, two cable TV licenses that expire in 2024, a radio license that expires in 2025 and two commercial data transmission licenses and an Internet for public access license that expire in 2038. We own 2x32.5 MHz in line with the rest of market competitors in 700MHz, 850MHz and 1900MHz bands. During the onset of the COVID-19 pandemic, temporary spectrum licenses were assigned at no cost for all mobile operators. These were recently extended until April 2022. We have formally requested a price definition from the National Public Services Authority ("AESP") for the AWS band in order to acquire the spectrum and continue operating without any impact for our customers.
Paraguay: We own licenses in four bands of spectrum in Paraguay to provide mobile services, and these give us access to low, mid, and high frequencies, which provide an optimal mix to allow us to offer high-quality network coverage and give us the ability to increase network capacity to meet growing traffic demand needs. We also own spectrum in the 3.5GHz band to provide FWA services.

Below, we provide further regulatory details in respect of our operations in Africa.
Tanzania: Millicom Tanzania has licenses for national and international network facilities services that expire in 2032 and 2035, national and international network services licenses that expire in 2032 and 2035, respectively, and licenses for national and international application services that expire in 2022 and 2030, respectively. In 2019, Millicom Tanzania purchased the right to use 2x10 MHz of spectrum in the 800 MHz band for a period of 15 years, and this is currently being used to offer 4G services. Zantel has licenses for national and international network facilities and national and international network services that expire in 2031 and national and international application licenses that expire in 2026. Zantel also has a radio frequency spectrum license authorizing the use of 900, 1800 and 2100 spectrum that expires in 2031. Following the acquisition of Zantel by Millicom Tanzania, an application was made to merge the licenses so they are co-terminus. To this end, a unified license has been recently secured.
Trademarks and licenses
We own or have rights to some registered trademarks in our business, including Tigo®, Tigo Business®, Tigo Sports®, Mi Tigo®, Tigo Shop®, Tigo Money®, Tigo OneTv ®, Cable Onda®, Zantel®, Millicom® and The Digital Lifestyle®, among others. Under a number of trademark license agreements and letters of consent, certain operating subsidiaries are authorized to use the Tigo and Millicom trademarks under the applicable terms and conditions.

C.    Organizational Structure
The parent company, Millicom International Cellular S.A. ("MIC S.A."), is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S.A.’s main subsidiaries as of December 31, 2021:

Entity	Country	Activity	Ownership Interest* (%)
Latin America
Telemóvil El Salvador S.A. de C.V.	El Salvador	Mobile, MFS, Cable, DTH	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100
Telefónica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, MFS, Cable	100
Telefónica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, Pay-TV	100
Cable Onda S.A.	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	80
Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.)	Panama	Mobile	80
Telefonía Celular de Nicaragua, S.A.	Nicaragua	Mobile	100
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share
UNE EPM Telecomunicaciones S.A.	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share
Edatel S.A. E.S.P.	Colombia	Fixed-line, Internet, Pay-TV, Cable	50-1 share
Comunicaciones Celulares S.A.	Guatemala	Mobile, MFS	100
Navega.com S.A.	Guatemala	Cable, DTH	100
Africa
MIC Tanzania Public Limited Company	Tanzania	Mobile, MFS	98.5
Zanzibar Telecommunications Limited	Tanzania	Mobile, MFS	98.5
Unallocated
Millicom International Operations S.A.	Luxembourg	Holding Company	100
Millicom International Operations B.V.	Netherlands	Holding Company	100
Millicom LIH S.A.	Luxembourg	Holding Company	100
MIC Latin America B.V.	Netherlands	Holding Company	100
Millicom Africa B.V.	Netherlands	Holding Company	100
Millicom Holding B.V.	Netherlands	Holding Company	100
Millicom International Services LLC	USA	Services Company	100
Millicom Services UK Ltd	UK	Services Company	100
Millicom Spain S.L.	Spain	Holding Company	100
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the three entities.
In addition, we provide services in Honduras through Celtel, a joint venture in which MIC S.A. indirectly holds a 66.67% equity interest. We entered into our joint venture in Honduras at the inception of this business in the 1990s. At that time, Millicom had limited sources of capital and was investing heavily to deploy mobile operations in many countries around the world; this partner provided local market expertise and reduced Millicom’s overall capital needs. Despite the fact that Millicom owns more than 50% of the shares of this entity and has the right to nominate a majority of the directors, all decisions taken by the board or the shareholders in Honduras must be taken by a super-majority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over either entity.

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
We continue to own a significant number of towers in some of our markets, especially in Central America, and we continuously assess the merits of entering into new sale and lease-back agreements, based in part on the competitive dynamics in our markets, but also on demand and investment appetite by tower companies. Our most recent lease-back agreements typically have had (i) an initial 12-year term, with a right for us to renew for up to 10 or 20 years, and (ii) rent denominated and payable in local currency. In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. Total gain on sale recognized in 2021 was nil (2020: nil, 2019: $5 million) and cash received from these sales in 2021 was nil (2020: nil, 2019: $22 million). There were no sale and leaseback transactions in 2021.
We are currently in the process of creating one or more legal entities to separate our towers, and possibly other infrastructure assets such as data centers and fiber optic networks, from our core telecom service operations, with the goal of optimizing both the utilization and capital structure for these fixed assets. In the future, we may choose to sell a minority equity interest or pursue a complete divestiture of these assets.
For additional information, see note E.3. to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2021, 2020 and 2019, and the notes thereto, included elsewhere in this Annual Report.
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
•    Macro and socio-demographic factors. These affect demand for and affordability of our services and include consumer confidence and expansion of the middle class, as well as foreign currency exchange rate volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class make our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and typically have more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers; in this respect see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”
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
•    Changes in regulation. Our business is highly dependent on a variety of licenses granted by regulators in the countries where we operate. Any changes in how regulators award and renew these licenses could impact our business. In particular, our mobile services business requires access to licensed spectrum, and we expect our business and the mobile industry in general will require more spectrum in the future to meet future mobile data traffic needs. In addition, regulators can impose certain constraints and obligations that can have an impact on how we operate the business and on our profitability.
•    Technological change. Our business relies on technology that continues to evolve rapidly, forcing us to adapt and deploy new innovations that can impact our investment needs and our cost structure, as well as create new revenue opportunities. This is true for both our mobile and fixed services. With respect to our mobile services, while we are still deploying 4G networks, the industry is already well advanced in planning for the future deployment of 5G, which we expect will drive continued demand for data in the future. With respect to our fixed services, the cable infrastructure we are deploying, largely based on the DOCSIS 3.0 standard, continues to evolve, and we are deploying alternatives such as DOCSIS 3.1 and FTTH in certain markets. Over time, 5G and other mobile technologies may also be considered as viable alternatives for fixed services. In the meantime, an important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets and set-top boxes, and potential change in this area may impact demand for our services in the future.
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

•COVID-19. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity during 2020. According to data compiled by the University of Oxford, the government-imposed lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily and a majority of our markets experienced very sharp reductions in mobility during 2020. These lockdowns immediately impacted our prepaid mobile business, which suffered a sharp decline, followed by a rapid recovery as the lockdowns eased. In our subscription businesses, the revenue erosion was more gradual than in mobile prepaid, and the recovery has also been more gradual. Finally, revenue from our B2B services has eroded gradually since the onset of the pandemic, as many small and mid-sized businesses struggle to cope with the health and economic crisis. During 2021, economic activity recovered gradually in our markets, and remittances from the U.S. to Central America sustained very strong double-digit growth. Our markets began vaccinating, and vaccination rates were above 50% in Colombia, Costa Rica, El Salvador and Panama, while they remained below 30% in Guatemala.

Additional factors and trends affecting our performance and the results of operations are set out in "Item 3. Key Information—D. Risk Factors."
Factors affecting comparability of prior periods
Acquisitions
On February 20, 2019, we announced the agreement with Telefónica, S.A. to acquire the entire share capital of Telefónica Móviles Panamá, S.A., Telefónica de Costa Rica TC, S.A. (and its wholly owned subsidiary, Telefónica Gestión de Infraestructura y Sistemas de Costa Rica, S.A.) and Telefonía Celular de Nicaragua, S.A. (together, “Telefónica CAM”) for a combined enterprise value of $1,650 million (the “Panama and Nicaragua Acquisitions”) payable in cash.
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
On August 29, 2019, we acquired 100% of Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.), the leading mobile operator in Panama. The acquisition was made through Millicom's subsidiary, Cable Onda, the leading cable operator in the country. Since the closing date, we have controlled and therefore fully consolidated Grupo de Comunicaciones Digitales S.A., with a 20% non-controlling interest. For the year ended December 31, 2019, Telefónica Móviles Panamá, S.A. contributed $80 million of revenue and a net profit of $6 million.
On May 2, 2020, Millicom announced that it had terminated the share purchase agreement in relation to the acquisition of the entire capital of Telefónica de Costa Rica TC, S.A. The aggregate purchase price for the Panama and Nicaragua Acquisitions was therefore $1.08 billion, which has been subject to purchase price adjustments. For additional information, see notes G.3.1. and A.1.2. to our audited consolidated financial statements included elsewhere in this Annual Report.
On November 12, 2021, Millicom signed and closed an agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (“Tigo Guatemala”) from our local partner for $2.2 billion in cash. As a result, Millicom owns a 100% equity interest in Tigo Guatemala. See note A.1.2. to our audited consolidated financial statements for additional details regarding this acquisition and the accounting treatment thereof.
In the years ended December 31, 2021 and 2020, the Group also completed certain other minor additional acquisitions.
Discontinued operations
Chad
On March 14, 2019, Millicom announced that it had signed an agreement for the sale of its entire operations in Chad to Maroc Telecom. The transaction was completed on June 27, 2019.

Ghana
On March 3, 2017, we and Bharti Airtel Limited (“Airtel”) announced that we had entered into an agreement for MIC S.A.’s subsidiary Tigo Ghana Limited and Airtel’s subsidiary Airtel Ghana Limited to combine their operations in Ghana. As per the agreement, we and Airtel had equal ownership and governance rights in the combined entity ("AirtelTigo"). Necessary regulatory approvals were received in September 2017, and the merger was completed on October 12, 2017. On April 19, 2021, we announced that we had signed a definitive agreement to sell our ownership in AirtelTigo to the Government of Ghana, and the sale was subsequently completed on October 13, 2021.
Guatemala and Honduras joint ventures

Though we hold a majority ownership interest in the entities that own the Honduras joint venture, the board of directors is composed of equal numbers of directors from Millicom and from our respective partners, and the shareholders’ agreements for each entity require unanimous board approval for key decisions relating to the activities of these entities. As such, we have determined that neither party controls the entities, and we therefore account for our investments in these entities as equity method investments.
Prior to November 12, 2021, we held a majority interest in the entities that conducted the Guatemala joint venture and accounted for our investments in these entities as equity method investments, as neither we nor our partners controlled the entities. As a result of the acquisition of the remaining 45% equity interest in our operations in Guatemala on November 12, 2021, we have consolidated Tigo Guatemala in our audited consolidated financial statements since November 12, 2021.
We report our share of the net income of these joint ventures in our consolidated statement of income under the caption “Share of profit in joint ventures.” The share of the net income of the Guatemala joint venture is reflected in this caption up until November 12, 2021. On and after November 12, 2021, the Guatemala operations are consolidated within our audited consolidated statement of income.
For additional details on the Guatemala and Honduras joint ventures, see note A.2. to our audited consolidated financial statements.
Our segments
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Latam figures include our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Latam figures also include our operations in Guatemala. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras. Prior to its disposal in October 2021, we excluded the Ghana joint venture from the Africa operational data because, unlike our other joint ventures, we did not consider it a strategic part of our Group. Financial data is presented either at a consolidated level or at a segmental level, as derived from our financial statements, including the notes thereto.
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
We measure the amount that customers spend on our services using a telecommunications industry metric known as ARPU, or average revenue per user per month. We define ARPU for our Mobile customers as (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call centers, data and mobile virtual network operators, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of Mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from that of other industry participants.
We provide certain customer data below that we believe will assist investors in understanding our performance and to which we refer later in this section in discussing our results of operations.

Mobile customers by segment

	As of December 31,
	2021	2020	2019
	(in thousands, except where noted)
Latin America	44,881	41,734	39,846
of which are 4G customers	21,447	18,243	15,398
Mobile customer ARPU (in U.S. dollars)	$6.4	$6.7	$7.3
Africa	13,547	13,111	12,686
of which are 4G customers	2,051	1,447	865
Mobile customer ARPU (in U.S. dollars)	$2.1	$2.3	$2.5

Mobile customers by country in our Latin America segment

	As of December 31,
	2021	2020	2019
	(in thousands)
Bolivia	4,119	3,920	3,716
Colombia	11,271	10,025	9,421
El Salvador	2,919	2,685	2,564
Guatemala	11,754	11,416	10,817
Honduras	5,079	4,620	4,639
Nicaragua	3,757	3,493	3,427
Panama	2,095	1,957	1,766
Paraguay	3,887	3,618	3,496

Mobile customers by country in our Africa segment

	As of December 31,
	2021	2020	2019
	(in thousands)
Tanzania (incl. Zantel)	13,547	13,111	12,686

Home customers in our Latin America segment

	As of December 31,
	2021	2020	2019
	(in thousands, except where noted)
Total homes passed	12,686	12,229	11,842
Total customer relationships	4,893	4,545	4,341
HFC homes passed	12,413	11,888	11,460
HFC customer relationships	4,148	3,733	3,456
HFC RGUs	8,665	7,602	6,948
HFC broadband internet RGUs	3,790	3,356	2,994
Home ARPU (in U.S. dollars)	$28.4	$27.9	$29.3

Results of operations
We have based the following discussion on our consolidated financial statements included elsewhere in this Annual Report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting comparability of prior periods.”
Consolidated results of operations for the years ended December 31, 2021 and 2020
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage Change
	2021(i)	2020
	(U.S. dollars in millions, except percentages)
Revenue	4,617	4,171	10.7%
Cost of sales	(1,302)	(1,171)	11.1%
Gross profit	3,316	3,000	10.5%
Operating expenses	(1,677)	(1,505)	11.4%
Depreciation	(878)	(890)	(1.4)%
Amortization	(318)	(318)	0.1%
Share of profit in joint ventures	210	171	22.6%
Other operating income (expenses), net	6	(12)	NM
Operating profit	659	446	47.5%
Interest and other financial expenses	(531)	(624)	(15.0)%
Interest and other financial income	23	13	74.5%
Revaluation of previously held interests	670	—	NM
Other non-operating (expenses) income, net	(50)	(106)	(52.8)%
Loss from other joint ventures and associates, net	(39)	(1)	NM
Profit (loss) before taxes from continuing operations	732	(271)	NM
Charge for taxes, net	(189)	(102)	85.7%
Profit (loss) for the year from continuing operations	543	(373)	NM
Profit (loss) for the year from discontinued operations, net of tax	—	(12)	NM
Net profit (loss) for the year	542	(385)	NM

(i)    2021 figures include the impact of our acquisition of the remaining 45% shareholding in our operations in Guatemala (approximately 1.5 months of statement of income data as from November 12, 2021).
Revenue
Revenue increased by 10.7% for the year ended December 31, 2021 to $4,617 million from $4,171 million for the year ended December 31, 2020. The increase is largely due to strong operational results in all business lines and countries, compared to relatively weak performance in the year ended December 31, 2020, at the onset of the pandemic, as well as additional revenue due to the consolidation of our Guatemala operations in November 2021.
Colombia represented 31%, El Salvador, Bolivia, Paraguay and Panama each represented between 9% and 14%, and Costa Rica, Guatemala and Nicaragua represented less than 9% of our consolidated revenue in each of the years ended December 31, 2021 and 2020. Colombia experienced the highest relative increase in revenues of $68 million, or an increase of 5.1%, as a result of strong performance in the mobile and home businesses during 2021. Revenue in El Salvador increased $58 million, or an increase of 14.9%, due to strong prepaid mobile results stemming from recent network investments. Revenue increased by 6.7% in Bolivia and 2.0% in Paraguay due to increased commercial activity as mobility returned to the country. Revenue in Nicaragua increased by 8.1% due to growth in the mobile business. Costa Rica revenue grew 0.9%, as a result of changes in football programming rights affecting our pay-TV business.

Cost of sales
Cost of sales increased by 11.1% for the year ended December 31, 2021 to $1,302 million from $1,171 million for the year ended December 31, 2020. The increase was mainly due to higher costs related to increased activity levels, as well as the consolidation of our operations in Guatemala as of November 12, 2021, which was partly offset by the benefit of a lower provision for bad debt for the year ended December 31, 2021 compared to December 31, 2020.
Operating expenses
Operating expenses increased by 11.4% for the year ended December 31, 2021 to $1,677 million from $1,505 million for the year ended December 31, 2020. The increase was mainly due to increased sales and marketing costs to support robust customer growth in the year ended December 31, 2021, as well as the consolidation of our operations in Guatemala as of November 12, 2021, as compared to the year ended December 31, 2020 when strict lockdowns significantly curtailed commercial activity.
Depreciation
Depreciation decreased by 1.4% for the year ended December 31, 2021 to $878 million from $890 million for the year ended December 31, 2020. The decrease was mainly due to network modernization activities which accelerated the depreciation of older infrastructure in 2020, despite the additional depreciation due to the consolidation of our operations in Guatemala as of November 12, 2021.
Amortization
Amortization was stable, increasing 0.1% for the year ended December 31, 2021 to $318 million from $318 million for the year ended December 31, 2020. In 2020, our amortization expense was higher than our usual run-rate as we transitioned our old B2B brand in Panama to Tigo Business. In 2021, this line was again impacted by our decision to transition the Cable Onda brand to Tigo in Panama which took effect in April 2021 and by the consolidation of our operations in Guatemala as of November 12, 2021.
Share of profit in joint ventures
Share of profit in joint ventures increased by 22.6% for the year ended December 31, 2021 to $210 million from $171 million for the year ended December 31, 2020. The increase was mainly due to strong operational performance and lower financing costs stemming from the reduction in debt in Guatemala prior to the acquisition, offset by the consolidation of our operations in Guatemala as of November 12, 2021.
Other operating income (expenses), net
Other operating income (expenses), net, increased by $18 million for the year ended December 31, 2021 to an income of $6 million from an expense of $12 million for the year ended December 31, 2020. The increase was mainly due to a gain from an earn-out offset by losses from a disposal in our equity investment in Helios Towers for the year ended December 31, 2021 compared to expenses related to the impairment of a loan to our prior operations in Ghana offset by gains from disposal in equity investments in Helios Towers and Jumia for the year ended December 31, 2020.
Interest and other financial expenses
Interest and other financial expenses decreased by 15.0% for the year ended December 31, 2021 to $531 million from $624 million for the year ended December 31, 2020. The decrease was mainly due to lower average debt levels, following repayment activity over the last year.
Interest and other financial income
Interest and other financial income increased by 74.5% for the year ended December 31, 2021 to $23 million from $13 million for the year ended December 31, 2020. The increase was mainly due to a gain from the exchange of the 6.625% Senior Notes due 2026 for newly issued 4.500% Senior Notes due 2031.
Other non-operating (expenses) income, net
Other non-operating expenses decreased by $56 million for the year ended December 31, 2021 to an expense of $50 million from an expense of $106 million for the year ended December 31, 2020. The decrease was mainly due to the revaluation charge of the put-option liability in Panama for $26 million and losses on foreign exchange, which was partially offset by the mark-to-market revaluation of Helios Towers for an $18 million gain for the year ended December 31, 2021 compared to the mark-to-market revaluation of Jumia and Helios Towers for a $63 million loss and losses on foreign exchange for the year ended December 31, 2020.

Revaluation of previously held interest
As a result of the acquisition of the remaining 45% shareholding in Guatemala, the Group had to revalue its 55% previously held investment at the fair value implied by the transaction. This resulted in the recognition of a gain of $670 million with a corresponding increase in goodwill.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net increased by $39 million for the year ended December 31, 2021 to a loss of $39 million from a loss of $1 million for the year ended December 31, 2020. The increase is due to the exit financing of AirtelTigo Ghana for $38 million.
Charges for taxes, net
Charges for taxes, net increased by 85.7% for the year ended December 31, 2021 to $189 million from $102 million for the year ended December 31, 2020. The increase was mainly due to the consolidation of our operations in Guatemala as of November 12, 2021 and higher profitability in the operations of the Group. This also includes the net effect of the recognition and derecognition of certain deferred tax assets in UNE and Colombia Móvil, respectively.
The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is repatriated from our local operations. We also have net losses mainly in our corporate entities that reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carry-forwards.
Net profit (loss) for the year
Net profit (loss) for the year increased by $927 million for the year ended December 31, 2021 to a profit of $542 million from a loss of $385 million for the year ended December 31, 2020. Profit (loss) for the year from continuing operations increased by $915 million for the year ended December 31, 2021 to a profit of $543 million from a loss of $373 million for the year ended December 31, 2020 for the reasons stated above. Net loss for the year from discontinued operations, net of tax decreased by $12 million for the year ended December 31, 2021 to nil as compared to a loss of $12 million for the year ended December 31, 2020.
Segment results of operations for the years ended December 31, 2021 and 2020
Our Latam figures include our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. Latam figures also include our operations in Guatemala. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras. See note A.1.2. to our audited consolidated financial statements for additional details regarding this acquisition and the accounting treatment thereof. Prior to its disposal in October 2021, we excluded the Ghana joint venture from the Africa operational data because, unlike our other joint ventures, we did not consider it a strategic part of our Group. See “—Our segments” above.
Millicom allocates corporate costs to each segment based on their contribution to underlying revenue. Only non-recurring costs remain unallocated.

The following table sets forth certain segment data, which has been extracted from note B.3. to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	Year ended December 31,
	2021		2020		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,372	347	3,220	357	4.7%	(2.9)%
Cable and other fixed services revenue	2,275	9	2,097	8	8.5%	10.2%
Other revenue	70	—	60	1	16.4%	(38.3)%
Service revenue	5,716	357	5,377	366	6.3%	(2.7)%
Telephone and equipment revenue	503	—	466	—	8.0%	NM
Revenue	6,220	357	5,843	366	6.4%	(2.7)%
Operating profit	1,001	29	803	36	24.7%	(19.4)%
Add back:
Depreciation and amortization	1,504	83	1,561	89	(3.7)%	(7.0)%
Other operating income (expenses), net	(8)	(1)	(5)	—	62.5%	NM
EBITDA	2,498	111	2,360	125	5.9%	(11.0)%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment (i):

	December 31		Percentage Change
	2021	2020
	(U.S. dollars in millions, except percentages)
Colombia	1,414	1,346	5.1%
Guatemala	1,601	1,503	6.5%
Panama	633	585	8.2%
Paraguay	555	544	2.0%
Honduras	589	552	6.7%
Bolivia	623	584	6.7%
El Salvador	447	389	14.9%
_____________

(i)    The revenue figures above are shown before intercompany eliminations.
Segment revenue
Revenue of our Latin America segment increased by 6.4% for the year ended December 31, 2021 to $6,220 million from $5,843 million for the year ended December 31, 2020. The increase was mainly due to strong operational results in all business lines and countries, compared to relatively weak performance in the year ended December 31, 2020, at the onset of the pandemic. The main drivers of growth were in our Home businesses, where we saw increased demand for our broadband services, and in our mobile business, which benefited from increased commercial activity as mobility returned to our markets during the year. The countries that drove revenue growth during 2021 were Colombia, where recent investments in our mobile network and improved mobility helped drive mobile and home growth, and El Salvador, where investments in our network supported growth in our mobile businesses.

Revenue of our Africa segment decreased by 2.7% for the year ended December 31, 2021 to $357 million from $366 million for the year ended December 31, 2020. The decrease was due to a reduction in customer usage of mobile financial services in the second half of the year due to a new government levy imposed on many mobile money transactions, partially offset by improved activity compared to the year ended December 31, 2020, which was impacted by COVID-19.
Segment operating profit
Operating profit of our Latin America segment increased by 24.7% for the year ended December 31, 2021 to $1,001 million from $803 million for the year ended December 31, 2020. The increase was mainly due to increased commercial activity that benefited our revenue but resulted in higher costs during the year related to increased activity levels, which was partially offset by a lower provision for bad debt for the year ended December 31, 2021 compared to December 31, 2020. The increase was also due to a decrease in depreciation caused by network modernization activities that accelerated the depreciation of older infrastructure in 2020.
Operating profit of our Africa segment decreased by 19.4% for the year ended December 31, 2021 to $29 million from a profit of $36 million for the year ended December 31, 2020. The decrease was mainly due to higher costs associated with an increase in commercial activity compared to the year ended December 31, 2020, which was impacted by COVID-19.
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
Segment EBITDA of our Latin America segment increased by 5.9% for the year ended December 31, 2021 to $2,498 million from $2,360 million for the year ended December 31, 2020. The increase was mainly due to increased commercial activity, which was partly offset by an increase in sales and marketing expenses. The countries that most contributed to the increase in EBITDA were Guatemala and El Salvador, both driven by strong performance in all business units, and Panama, driven by strong results in consumer Mobile and Home business units. Using the same definition used for organic growth for service revenue and revenue in the section “Other financial data,” having added the 0.2% percentage points impact of foreign currency fluctuations between the periods and added the 0.6% percentage points of other impacts resulting from the net effect of small differences that result from calculating organic growth using different baselines for each period, EBITDA of our Latin America segment would have increased by 6.7%.

Segment EBITDA of our Africa segment decreased by 11.0% for the year ended December 31, 2021 to $111 million from $125 million for the year ended December 31, 2020. The decrease was mainly due to higher costs related to an increase in commercial activity compared to the year ended December 31, 2020, which was impacted by COVID-19.

Consolidated results of operations for the years ended December 31, 2020 and 2019
The following table sets forth certain consolidated statement of income data for the periods indicated:

	December 31		Percentage Change
	2020	2019
	(U.S. dollars in millions, except percentages)
Revenue	4,171	4,336	(3.8)%
Cost of sales	(1,171)	(1,201)	(2.5)%
Gross profit	3,000	3,135	(4.3)%
Operating expenses	(1,505)	(1,604)	(6.2)%
Depreciation	(890)	(825)	7.9%
Amortization	(318)	(275)	15.6%
Share of profit in joint ventures	171	179	(4.4)%
Other operating income (expenses), net	(12)	(34)	(65.8)%
Operating profit	446	575	(22.4)%
Interest and other financial expenses	(624)	(564)	10.8%
Interest and other financial income	13	20	(31.3)%
Other non operation income/expenses	(106)	227	NM
Profit (loss) from other joint ventures and associates, net	(1)	(40)	(98.5)%
Profit (loss) before taxes from continuing operations	(271)	218	NM
Tax (charge) credit, net	(102)	(120)	(15.5)%
Profit (loss) from continuing operations	(373)	97	NM
Profit (loss) from discontinued operations, net of tax	(12)	57	NM
Net profit (loss) for the period	(385)	154	NM
_______________

Revenue
Revenue decreased by 3.8% for the year ended December 31, 2020 to $4,171 million from $4,336 million for the year ended December 31, 2019. The decrease in revenue was primarily due to lower commercial activity as a result of the COVID-19 pandemic, weaker currencies in some of our markets, and was partially offset by the full-year contribution of the mobile acquisitions in Nicaragua and Panama, which were acquired in May of 2019 and August of 2019, respectively.
Colombia represented over 32%, Paraguay, Bolivia and Panama each represented between 13% and 14%, and no other country represented more than 10% of our consolidated revenue in 2020 and 2019. Panama experienced the highest relative increase in revenues of $110 million, as a result of the acquisition of the mobile business in August of 2019. Revenue in Nicaragua increased by $63 million due to the acquisition of the mobile business in May of 2019. Revenue in El Salvador increased by 0.6% due to strong prepaid mobile results in the fourth quarter of 2020. Revenue declined by 8.6% in Bolivia due to lower commercial activity as a result of the lockdowns in the country. Revenue decreased by 10.8% in Paraguay and by 12.2% in Colombia due to lower commercial activity as a result of the lockdowns in those markets as well as due to a weaker average FX rate for the Paraguayan guaraní and the Colombian peso.

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

Depreciation
Depreciation increased by 7.9% for the year ended December 31, 2020 to $890 million from $825 million for the year ended December 31, 2019. The increase was mainly due to the full-year consolidation of our operations in Panama and Nicaragua.
Amortization
Amortization increased by 15.6% for the year ended December 31, 2020 to $318 million from $275 million for the year ended December 31, 2019. The increase was mainly related to the full-year contribution of our acquisitions in Panama and Nicaragua, accelerated amortization of some brands in the Cable Onda acquisition in Panama, and our spectrum purchase in Colombia.
Share of profit in joint ventures
Share of profit in joint ventures decreased by 4.4% for the year ended December 31, 2020 to $171 million from $179 million for the year ended December 31, 2019. The decrease was mainly due to a decline in the net profits generated in both Guatemala and Honduras. In Guatemala, the decrease in net profits came mostly from a one-time charge related to the redemption of Comcel's 6.875% Senior Notes due 2024, and increased tax provision in the year ended December 31, 2020. In Honduras, the decrease in net profit in the year ended December 31, 2020 was mainly due to the impact of the COVID-19 pandemic on revenue.
Other operating income (expenses), net
Other operating income (expenses), net decreased by $23 million for the year ended December 31, 2020 to an expense of $12 million from an expense of $34 million for the year ended December 31, 2019. The expense for the year ended December 31, 2020 reflects the impairment of a loan to a joint venture offset by gains from disposal in equity investments.
Interest and other financial expenses
Interest and other financial expenses increased by 10.8% for the year ended December 31, 2020 to $624 million from $564 million for the year ended December 31, 2019. The increase was mainly due to accrued interest on spectrum purchased in Colombia in December 2019 as well as bond redemption fees related to a MIC S.A. bond.
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
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net decreased by 98.5% for the year ended December 31, 2020 to a loss of $1 million from a loss of $40 million for the year ended December 31, 2019. For the year ended December 31, 2020 the loss was mostly related to our results in Ghana. For the year ended December 31, 2019, the loss was mainly due to the de-recognition of Jumia as investment in associates.
Charges for taxes, net
Charges for taxes, net decreased by 15.5% for the year ended December 31, 2020 to $102 million from $120 million for the year ended December 31, 2019. The decrease was mainly due to lower profitability and higher deferred tax credit as of December 31, 2020 compared to December 31, 2019.
The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is repatriated from our local operations. We also have net losses mainly in our corporate entities that reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carry-forwards.
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
Segment results of operations for the years ended December 31, 2020 and 2019
For the periods presented, our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Prior to its disposal in October 2021, our Africa segment did not include our joint venture in Ghana because our management did not consider it a strategic part of our Group. See “—Our segments” above.
As from January 1, 2020, Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA. In order to facilitate comparisons of December 31, 2021 figures with prior periods, comparative figures have been re-presented to conform with this new segment EBITDA reporting.
The following table sets forth certain segment data, which has been extracted from note B.3. to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	December 31
	2020		2019		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,220	357	3,258	372	(1.1)%	(4.0)%
Cable and other fixed services revenue	2,097	8	2,197	9	(4.5)%	(5.7)%
Other revenue	60	1	60	1	(0.5)%	34.1%
Service revenue	5,377	366	5,514	382	(2.5)%	(4.0)%
Telephone and equipment revenue	466	—	449	—	3.7%	NM
Revenue	5,843	366	5,964	382	(2.0)%	(4.0)%
Operating profit (loss)	803	36	980	19	(18.1)%	87.0%
Add back:
Depreciation and amortization	1,561	89	1,435	99	8.8%	(10.4)%
Other operating income (expenses), net	(5)	—	2	(2)	NM	(93.5)%
EBITDA	2,360	125	2,418	117	(2.4)%	6.9%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:

	December 31		Percentage Change
	2020	2019
	(U.S. dollars in millions, except percentages)
Colombia	1,346	1,532	(12.2)%
Guatemala	1,503	1,434	4.8%
Panama	585	475	23.3%
Paraguay	544	610	(10.8)%
Honduras	552	594	(7.0)%
Bolivia	584	639	(8.6)%
El Salvador	389	387	0.6%

Segment revenue
Revenue of our Latin America segment decreased by 2.0% for the year ended December 31, 2020 to $5,843 million from $5,964 million for the year ended December 31, 2019. The decrease in revenue was due to a decrease in our service revenue. The decrease in our service revenue was due to lower commercial activity as a result of the COVID-19 pandemic, as well as a negative impact from weaker foreign exchange rates in some of the countries where we operate including Colombia and Paraguay, offset by the full-year contribution of our mobile assets in Nicaragua and Panama, which were acquired during 2019.
Following the disposal of our Chad operations during 2019, our Africa segment operations now consist of Tanzania, including Zantel. Revenue of our Africa segment decreased by 4.1% for the year ended December 31, 2020 to $366 million from $382 million for the year ended December 31, 2019. The decrease was mainly due to the impact of lower commercial activity as a result of the COVID-19 pandemic.
Segment operating profit
Operating profit of our Latin America segment decreased by 18.1% for the year ended December 31, 2020 to $803 million from $980 million for the year ended December 31, 2019. The decrease was primarily attributable to (i) revenue decline, (ii) increased depreciation and amortization impacted by the full-year consolidation of our acquisitions in Nicaragua and Panama, (iii) accelerated amortization of a brand from our cable purchase in Panama and our spectrum purchase in Colombia and (iv) fees related to the Comcel bond redemption in Guatemala.
Operating profit of our Africa segment increased by 87.0% for the year ended December 31, 2020 to $36 million from $19 million for the year ended December 31, 2019. The increase was mainly due to a $21 million fine that impacted operating profit as of December 31, 2019.
Segment EBITDA
Segment EBITDA is segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by management to monitor the segmental performance and for capital management and is further detailed in note B.3. to our audited consolidated financial statements.
EBITDA of our Latin America segment decreased by 2.4% for the year ended December 31, 2020 to $2,360 million from $2,418 million for the year ended December 31, 2019. The decrease was attributable to lower commercial activity during the year. Using the same definition used for organic growth for service revenue and revenue in the section “Other financial data”, having deducted the 3.8% positive impact of the Panama and Nicaragua Acquisitions, added the 3.5% negative impact of foreign currency fluctuations between the periods, and deducted 1.0% of other impacts resulting from the net effect of small differences that result from calculating organic growth using different baselines for each period, EBITDA of our Latin America segment would have declined by 3.7%
EBITDA of our Africa segment increased by 6.9% for the year ended December 31, 2020 to $125 million from $117 million for the year ended December 31, 2019.

Other financial data

	December 31,
	2021	2020
Consolidated:
Net cash provided by operating activities	956	821
Net cash used in investing activities	(2,703)	(495)
Net cash provided by (used in) financing activities	1,777	(598)
Operating free cash flow(1)	619	657
Free cash flow(1)	128	106
Equity free cash flow(1)	135	172
Equity free cash flow after leases(1)	(2)	56
Latin America segment:
Service revenue	5,716	5,377
Telephone and equipment revenue	503	466
Revenue	6,220	5,843
Revenue growth	6.4%	(2.0)%
Revenue organic growth(2)	6.9%	(2.1)%
Service revenue growth	6.3%	(2.5)%
Service revenue organic growth(2)	6.7%	(2.5)%

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

Equity free cash flow after leases

Equity free cash flow after leases is a non-IFRS measure and is not a uniformly or legally defined financial measure. Equity free cash flow after leases is not a substitute for IFRS measures in assessing our overall financial performance. Because Equity free cash flow after leases is not determined in accordance with IFRS, and is susceptible to varying calculations, Equity free cash flow after leases may not be comparable to other similarly titled measures presented by other companies. Equity free cash flow after leases is included in this report because it is used by our management, and we believe may be useful to investors, to evaluate our cash flow performance from period to period as it reflects our non–IFRS Equity free cash flow as described above with the deduction of lease principal repayments. Equity free cash flow after leases has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.

The following table shows a reconciliation from Net cash provided by operating activities to Operating free cash flow, Free cash flow, Equity free cash flow, and Equity free cash flow after leases for the Millicom Group:

	December 31,
	2021	2020
Net cash provided by operating activities	956	821
Purchase of property, plant and equipment	(740)	(622)
Proceeds from sale of property, plant and equipment	11	9
Purchase of intangible assets	(135)	(202)
Proceeds from sale of intangible assets	—	—
Purchase of spectrum and licenses	37	101
Finance charges paid, net	491	551
Operating free cash flow	619	657
Interest (paid), net	(491)	(551)
Free cash flow	128	106
Dividends received from joint ventures	13	71
Dividends paid to non-controlling interests	(6)	(5)
Equity free cash flow	135	172
Lease principal repayments	(137)	(116)
Equity free cash flow after leases	(2)	56

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

Revenue Organic Growth and Service Revenue Organic Growth are included in this report because our management uses these measures to evaluate our core revenue generating performance from period to period, having eliminated (1) the impact of revenue from businesses acquired during the most recent period (such as Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A. in 2019) and the contribution to revenue of businesses disposed of (such as Rwanda, Senegal in 2018 and Chad in 2019) during either period (“change in perimeter”), (2) currency fluctuations, and (3) other, which captures the net effect of small differences that result from calculating organic growth using different baselines for each period.

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

The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue for the Latin America segment:

	Revenue		Service Revenue
	As of and for the year ended December 31,
	2021	2020	2021	2020
Current period	6,220	5,843	5,716	5,377
Prior year period	5,843	5,964	5,377	5,514
Reported Growth	6.4%	(2.0)%	6.3%	(2.5)%
Change in perimeter impact(i)	—%	(3.9)%	—%	(4.0)%
Foreign exchange impact(ii)	0.3%	3.8%	0.3%	3.9%
Other(iii)	0.1%	—%	0.1%	0.1%
Organic Growth	6.9%	(2.1)%	6.7%	(2.5)%

i.The following change in perimeter impacts was eliminated to calculate revenue organic growth: a positive $235 million revenue impact in the year ended December 31, 2020 due to revenue generated by Telefonía Celular de Nicaragua, S.A., which was consolidated as of May 16, 2019, and Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.), which we consolidated as of August 29, 2019. The following change in perimeter impacts was eliminated to calculate Service Revenue Organic Growth: a positive $218 million service revenue impact in the year ended December 31, 2020 due to service revenue generated by Telefonía Celular de Nicaragua, S.A., which was consolidated as of May 16, 2019, and Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.), which we consolidated as of August 29, 2019.

ii.The following foreign exchange fluctuation impacts were eliminated to calculate revenue organic growth: a negative $18 million revenue impact in the year ended December 31, 2021, and a negative $226 million revenue impact in the year ended December 31, 2020. The following foreign exchange fluctuation impacts were eliminated to calculate Service Revenue Organic Growth: a negative $16 million service revenue impact in the year ended December 31, 2021, and a negative $212 million service revenue impact in the year ended December 31, 2020.

iii.The following other impacts related to re-basing all periods to the budget FX rates of the current year were eliminated to calculate revenue organic growth: a negative $8 million revenue impact in the year ended December 31, 2021, and a negative $3 million revenue impact in the year ended December 31, 2020. The following other impacts related to changes for comparative purposes were eliminated to calculate Service Revenue Organic Growth: a negative $7 million service revenue impact in the year ended December 31, 2021, and a negative $3 million service revenue impact in the year ended December 31, 2020.

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
In particular, we seek to finance the costs of deploying and expanding our fixed and mobile networks mainly at the operating level on a country-by-country basis, utilizing credit facilities provided by banks and finance leases, obtaining financing from the debt capital markets, and seeking funding from export credit agencies and development financial institutions such as the Inter-American Development Bank and the International Finance Corporation.
If we decide to acquire other businesses, we expect to fund these acquisitions from cash resources, borrowings under existing credit facilities, through new borrowings, including under new credit facilities or issuances of debt securities, and, if necessary, we may issue equity to raise funds.
As of December 31, 2021, $260 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $635 million was at the operating subsidiaries level. As of December 31, 2020 and 2019, respectively, $305 million and $696 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $570 million and $468 million was at the operating subsidiaries level.
If funds at the foreign operating subsidiaries level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.
As of December 31, 2021 and December 31, 2020, our total consolidated indebtedness excluding lease liabilities was $7,744 million and $5,691 million, respectively. As of December 31, 2019 our total consolidated outstanding debt and other financing was $5,972 million.
We believe that our available cash and cash equivalents, borrowings and funds from our operating subsidiaries will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Cash repatriation
Progressive improvement in operating and financial performance of our operations has enabled the repatriation of excess cash to MIC S.A. This is accomplished through a combination of dividends, fees and shareholder loan repayments.
The following table sets forth cash repatriated to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	December 31,
	2021	2020	2019
	(U.S. dollars in millions)
Subsidiaries	556	392	346
Joint ventures	49	98	261
Total	605	490	606
In each case, the repatriated cash was principally used to cover corporate center expenses, service corporate debt, pay corporate center taxes and pay the group dividend.
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
Years ended December 31, 2021 and 2020
For the year ended December 31, 2021, cash provided by operating activities was $956 million, compared to $821 million for the year ended December 31, 2020. The increase is mainly due to lower working capital during the year ended December 31, 2021 compared to the year ended December 31, 2020.

Cash used in investing activities was $2,703 million for the year ended December 31, 2021, compared to $495 million for the year ended December 31, 2020. In the year ended December 31, 2021, Millicom used $2,000 million in the acquisition of subsidiaries, $740 million to purchase property, plant and equipment and $135 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $13 million in dividends from joint ventures, $30 million from the disposal of subsidiaries, $163 million from the disposal of equity investments and $11 million from the sale of property, plant and equipment such as towers. Cash used in investing activities was $495 million for the year ended December 31, 2020. In the year ended December 31, 2020, Millicom used $10 million in the acquisition of subsidiaries, net of cash acquired (mobile operations in Panama and Nicaragua), $622 million to purchase property, plant and equipment and $202 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $71 million in dividends from joint ventures, $10 million from the disposal of subsidiaries, $197 million from disposal of equity investments and $9 million from the sale of property, plant and equipment such as towers.
Cash provided by financing activities was $1,777 million for the year ended December 31, 2021, compared to cash used by financing activities of $598 million for the year ended December 31, 2020. In the year ended December 31, 2021, we paid no dividends, used $50 million for share repurchases, and repaid debt of $1,335 million and lease capital of $137 million while raising funds of $3,113 million through new financing. In the year ended December 31, 2020, we paid no dividends and repaid debt of $1,744 million and lease capital of $116 million while raising funds of $1,470 million through new financings.
Years ended December 31, 2020 and 2019
For the year ended December 31, 2020, cash provided by operating activities was $821 million, compared to $801 million for the year ended December 31, 2019. The increase is mainly due to lower working capital during the year ended December 31, 2020 compared to the year ended December 31, 2019
Cash used in investing activities was $495 million for the year ended December 31, 2020, compared to $1,502 million for the year ended December 31, 2019. In the year ended December 31, 2020, Millicom used $10 million in the acquisition of subsidiaries, $622 million to purchase property, plant and equipment and $202 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $71 million in dividends from joint ventures, $10 million from the disposal of subsidiaries, $197 million from the disposal of equity investments and $9 million from the sale of property, plant and equipment such as towers. Cash used in investing activities was $1,502 million for the year ended December 31, 2019. In the year ended December 31, 2019, Millicom used $1,014 million in the acquisition of subsidiaries, net of cash acquired (mobile operations in Panama and Nicaragua), $736 million to purchase property, plant and equipment and $171 million to purchase intangible assets and licenses. These items were partially offset by proceeds of $237 million in dividends from joint ventures, $111 million from the disposal of subsidiaries (mainly Chad), $25 million from the disposal of equity investments and $24 million from the sale of property, plant and equipment such as towers.
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
Capital expenditures
Historical capital expenditures
Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis and by operating segment, including accruals for such additions at the end of the periods, for the years ended December 31, 2021, 2020, and 2019 are set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes, IT investments and spectrum.

	December 31
	2021	2020	2019
	(U.S. dollars in millions)
Additions to property, plant and equipment	787	649	719
Additions to licenses and other intangibles	164	520	202
Total consolidated additions	951	1,169	921
Latin America segment total additions (including Guatemala and Honduras)	1,161	1,445	1,119
Africa segment total additions	41	41	54
Capital expenditure commitments
As of December 31, 2021, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $761 million from a number of suppliers, of which $428 million was within one year and $333 million more than one year. Out of these commitments, $41 million relate to the Company’s share in joint ventures ($41 million within one year). We expect to meet these commitments from our current cash balance and from cash generated from our operations.
Financing
We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a non-recourse basis to MIC S.A. As of December 31, 2021, 48% ($3,724 million) of our total consolidated debt excluding lease liabilities of $7,744 million was at the operational level (excluding our Honduras joint venture) and non-recourse to MIC S.A., and 38% of this debt was denominated in local currency. In addition, as of December 31, 2021 our joint venture in Honduras had $279 million of debt excluding lease liabilities which was non-recourse to MIC S.A., and our operations in Guatemala were fully consolidated.
Consolidated indebtedness
Millicom’s total consolidated debt excluding lease liabilities as of December 31, 2021 was $7,744 million (December 31, 2020: $5,691 million) and our total consolidated net debt (representing total consolidated debt after deduction of cash, cash equivalents, and pledged deposits) was $6,814 million (December 31, 2020: $4,816 million).
Including lease liabilities, Millicom's total consolidated financial obligations as of December 31, 2021 were $8,911 million (December 31, 2020: $6,711 million) and our total consolidated net financial obligations (representing total consolidated financial obligations after deduction of cash, cash equivalents, and pledged deposits) were $7,981 million (December 31, 2020: $5,837 million).
See note C.6. to our audited consolidated financial statements included elsewhere in this Annual Report for a reconciliation of total consolidated debt (and financial obligations) to total consolidated net debt (and financial obligations). Our consolidated interest and other financial expenses for the year ended December 31, 2021 were $531 million and for the years ended December 31, 2020 and 2019 were $624 million and $564 million, respectively.]
Millicom's lease liabilities as of December 31, 2021 were $1,167 million. 98% of our consolidated lease liabilities or $1,148 million, was at operational level (excluding our joint venture in Honduras) and non-recourse to MIC S.A.
The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:

	December 31,
	2021	2020	2019
	(US$ millions)
MIC S.A. (Luxembourg)	4,020	2,504	2,773
Latin America:
Guatemala (i)	605	—	—
Colombia	802	803	827
Paraguay	751	738	502
Bolivia	310	337	350
El Salvador	100	118	268
Costa Rica	121	119	148
Panama	846	869	918
Africa:
Tanzania	189	203	186
Total debt and financing	7,744	5,691	5,972

(i)    Fully consolidated as a subsidiary from November 12, 2021. Debt and financing at the Guatemala joint venture at December 31, 2020 and 2019 was $413 million and $929 million, respectively. In 2020, our Guatemala joint venture redeemed $800 million aggregate principal amount of its 6.875% Senior Notes due 2024, funding this prepayment with a mix of cash, new local currency bank loans totaling approximately $284 million, and shareholder loans.
For a more detailed description of our outstanding financial obligations, including our credit facilities and outstanding bond or note issuances, see note C.3. to our audited consolidated financial statements.
Our financing facilities at the MIC S.A. level are subject to a number of financial covenants including net leverage and interest coverage requirements. In addition, certain financings at the MIC S.A. level contain restrictions on sale of businesses or significant assets within the businesses.
Our financing facilities at the operational level are subject to a number of financial covenants including requirements with respect to net leverage, debt service coverage, debt to earnings and cash levels. In addition, certain financings at the operational level contain restrictions on sale of businesses or significant assets within the businesses.
Indebtedness of joint ventures
With respect to the Honduras joint venture, total debt excluding lease liabilities as of December 31, 2021 was $279 million. As of December 31, 2021, our joint venture in Honduras had lease liabilities of $61 million. The total net debt (representing total debt after deduction of cash, cash equivalents, and pledged deposits) was $301 million. Annual interest expense for the Honduras joint venture for the years ended December 31, 2021, 2020 and 2019 was $34 million, $24 million and $37 million, respectively.
The following table sets forth the debt and financing of the Honduras joint venture for the periods indicated:

	December 31,
	2021	2020	2019
	(US$ millions)
Honduras	340	337	353
The financing facilities of the Honduras joint venture are subject to a number of financial covenants such as net leverage requirements. In addition, certain of their financings contain restrictions on sale of businesses or significant assets within the businesses.
With respect to our operations in Guatemala (former joint venture, see note A.1.2. to our audited consolidated financial statements) interest expense for the period ended November 12, 2021, and the years ended December 31, 2020 and December 31, 2019 was $52 million, $114 million and $90 million, respectively.

Off-Balance Sheet Arrangements
As of December 31, 2021, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $300 million. Assets pledged by the Millicom Group for these debts and financings amounted to $35 million as of December 31, 2021. The table below details the maximum exposure under these guarantees and their remaining terms, as of December 31, 2021.

	Total	Less than 1 year	1-3 years	3-5 years
	(US$ millions)
Theoretical maximum exposure	300	71	6	223

Tabular Disclosure of Contractual Obligations
The Millicom Group has various contractual obligations to make future payments, including debt agreements and payables for license fees and lease obligations.
The following table summarizes our obligations under these contracts due by period as of December 31, 2021.

	Total	Less than 1 year	1–5 years	After 5 years
		(US$ millions)
Debt and financing (after unamortized financing fees)	7,744	1,840	2,294	3,610
Future interest commitments on debt and financing(1)	1,524	340	1,086	98
Lease liabilities	1,167	171	591	404
Future interest commitments on leases	704	144	380	179
Capital expenditure	761	428	333	—
Total	11,900	2,924	4,685	4,291

(1)    Future interest commitments on our floating rate debt are calculated using the rates in effect for the floating rate debt as of December 31, 2021.

C.    Research and Development, Patents and Licenses, etc.
We do not engage in research and development activities, and we do not own any patents.
D.     Trend Information
For a discussion of trend information, see “—A. Operating Results—Factors affecting our results of operations.” and “—A. Operating Results—Factors affecting comparability of prior periods."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management
Directors
The following table sets forth information of each member of the Company’s Board of Directors as of the date of this filing:

Name	Position	Year First Elected
Mr. José Antonio Ríos García (1)	Chairman	2017
Ms. Pernille Erenbjerg	Deputy Chair	2019
Mr. Odilon Almeida	Member	2015
Mr. Bruce Churchill	Member	2021
Ms. Sonia Dulá	Member	2021
Mr. Lars-Johan Jarnheimer	Member	2021
Ms. Mercedes Johnson	Member	2019
Mr. Mauricio Ramos	Member	2020
Mr. James Thompson	Member	2019

(1)    First appointed as Chairman in January 2019.
Biographical information of each member of the Company’s Board of Directors is set forth below.
Mr. José Antonio Ríos García, Non-executive Director and Chairman of the Board. Mr. José Antonio Ríos García was re-elected to the Board in May 2021 and was first appointed as Chairman of the Board on January 7, 2019. Mr. Ríos, born in 1945, is a proven global business executive with over 30 years of sustained leadership at key multinational companies such as Millicom, Global Crossing (Lumen Technologies), Telefónica S.A., Hughes Electronics, DirecTV and the Cisneros Group of Companies. Until September 2020, he was the Chairman and CEO of Celistics Holdings, a leading mobile payment platform and cellular top-up distribution business, providing intelligent solutions for the consumer electronic technology industry across Latin America. Prior to joining Celistics, Mr. Ríos was the founding President and CEO of DirecTV Latin America (GLA), and the International President of Global Crossing, the telecommunications company later acquired by Level 3 Communications, and then merged with Lumen Technologies. Mr. Ríos holds an Industrial Engineering degree from the Universidad Católica Andrés Bello, Caracas, Venezuela.

Ms. Pernille Erenbjerg, Non-executive Director, Deputy Chair of the Board, and Chair of the Compensation Committee . Ms. Pernille Erenbjerg was re-elected to the Board in May 2021. Ms. Erenbjerg, born in 1967, is formerly the President and Group Chief Executive Officer of TDC, the leading provider of integrated communications and entertainment solutions in Denmark and Norway. Previously, Ms. Erenbjerg served as TDC’s Chief Financial Officer and as Executive Vice President of Corporate Finance and also served on the Board and Audit Committee of Nordea, the largest financial services group in the Nordic region. Prior to joining TDC in 2003, Ms. Erenbjerg worked for 16 years in the auditing industry, finishing in 2003 as an equity partner in Deloitte. Currently, Ms Erenbjerg is also a Board member of Genmab, the Danish international biotechnology company. Ms. Erenbjerg holds an M.Sc. in Business Economics and Auditing from Copenhagen Business School.
Mr. Odilon Almeida, Non-executive Director, Chairman of the Compliance and Business Conduct Committee. Mr. Odilon Almeida was re-elected to the Board in May 2021. Mr. Almeida, born in 1961, is a senior global leader in the financial, fin-tech, telecom, and consumer goods sectors. He is the President and CEO of ACI Worldwide Inc., a global leader in electronic payment systems, where he also serves as an Executive Director. Previously, he was President of Western Union Global Money Transfer, and Operating Partner at Advent International, one of the world’s largest private equity funds. He also held various roles including BankBoston (now Bank of America), The Coca-Cola Company and Colgate-Palmolive. Mr. Almeida holds a Bachelor of Civil Engineering degree from the Maua Engineering School in São Paulo, Brazil, a Bachelor of Business Administration degree from the University of São Paulo and an M.B.A. with specialization in Marketing from the Getulio Vargas Foundation, São Paulo. He advanced his education with executive studies at IMD Lausanne, The Wharton School, and Harvard Business School.

Mr. Bruce Churchill, Non-executive Director, Member of the Audit Committee. Mr. Churchill was elected to the Board in May 2021. Mr. Churchill was born in 1957 and also serves on the Board of Wyndham Hotels and Resorts. Previously, he was the President of DIRECTV Latin America LLC from 2004 to 2015 and served as Chief Financial Officer of DIRECTV from January 2004 to March 2005. Prior to joining DIRECTV, he served as President and Chief Operating Officer of STAR TV. He also served as a Non-Executive Director on the Board of Computer Sciences Corp from 2014 to 2017. Mr. Churchill has over 30-years of operational and strategy experience in the media industry, the latter part of which was gained from senior management roles in Latin America. Mr. Churchill holds an M.B.A. from Harvard Business School and a B.A. in American Studies from Stanford University.

Ms. Sonia Dulá, Non-executive Director, Member of the Audit Committee and Compliance and Business Conduct Committee. Ms. Dulá was elected to the Board in May 2021. She was born in 1961 and currently serves as an independent director on the boards of Hemisphere Media, Acciona S.A. and Huntsman Corporation. Previously she served as Vice Chairman, Latin America at Bank of America Merrill Lynch, and formerly as Head of Wealth Management, and Head of Corporate and Investment Banking. She has held many executive management positions during her career, including with Grupo Latino de Radio, Internet Group of Brasil, and Telemundo Studios Mexico. She began her career as an investment banker at Goldman Sachs, rising to leadership positions. Ms. Dulá holds an M.B.A. from the Stanford Graduate School of Business, and a B.A. in Economics, Magna Cum Laude, from Harvard University.

Mr. Lars-Johan Jarnheimer , Non-executive Director, member of the Compensation Committee. Mr. Jarnheimer was elected to the Board of Millicom in May 2021. He was born in 1960 and currently serves as Chairman of the Board of Telia Company, a telecommunications group with presence in Nordic and eastern European countries, Chairman of the Board of INGKA Holding B.V. (Ikea), and Chairman of Egmont, a Nordic leading media company, among others. He has extensive experience in various boards of Scandinavian companies, as well as having held CEO and managing director positions in the telecommunications and media industries, including at Tele 2 and Comviq GSM. Mr. Jarnheimer holds a B.Sc. in Business Administration and Economics from Lund and Växjö University.

Ms. Mercedes Johnson, Non-executive Director and Chair of the Audit Committee and member of the Compliance and Business Conduct Committee. Ms. Johnson was re-elected to the Board in May 2021. Ms. Johnson, born in 1954, also serves on the Board of Directors of three other NASDAQ or NYSE listed technology companies - Synopsys, a provider of solutions for designing and verifying advanced silicon chips, Teradyne, a developer and supplier of automated semiconductor test equipment and Analog Devices, a multinational semiconductor company specializing in data conversion, signal processing and power management technology. During her executive career, Ms. Johnson held positions such as Chief Financial Officer of Avago Technologies (now Broadcom) and Chief Financial Officer of LAM Research Corporation. Ms. Johnson holds a degree in Accounting from the University of Buenos Aires.
Mr. Mauricio Ramos, Executive Director and Chief Executive Officer. Mr. Mauricio Ramos, born in 1968, joined Millicom in April 2015 as CEO and was re-elected as an Executive Director in May 2021. Before joining Millicom, he was President of Liberty Global’s Latin American division, a position he held from 2006 until February 2015. During his career at Liberty Global, Mr. Ramos held several leadership roles, including positions as Chairman and CEO of VTR in Chile and President of Liberty Puerto Rico. Mr. Ramos is also a member of the Board of Directors of Charter Communications (US). Currently, Mr. Ramos also serves as (i) a Member of the Board of Directors of Charter Communications (US), (ii) Chair of the Digital Communications Industry Community (World Economic Forum), (iii) Chair of the US Chamber’s US-Colombia Business Council (USCBC), and (iv) Commissioner at the Broadband Commission for Sustainable Development. He received a degree in Economics, a degree in Law, and a postgraduate degree in Financial Law from Universidad de los Andes in Bogota.

Mr. James Thompson, Non-executive Director, Member of the Audit Committee and of the Compensation Committee. Mr. Thompson was re-elected to the Board in May 2021. Mr. Thompson, born in 1961, is a private investor of Kingfisher
Single Family Office. He is also a non-executive Director of C&C Group plc and serves on its audit committee. Previously, he was a Managing Principal at Southeastern Asset Management. Between 2001 and 2006, he opened and managed Southeastern Asset Management’s London research office. Mr. Thompson holds an MBA from the Darden School at the University of Virginia, and a Bachelor’s degree in Business Administration from the University of North Carolina.

Board Diversity Matrix (As of December 31, 2021)

Country of Principal Executive Offices “Home Country”:				Luxembourg
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				9
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	3	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	6
LGBTQ+	0
Did Not Disclose Demographic Background	0

Members of the Executive Team
The following table lists the names and positions of the members of our Executive Team.

Name	Position
Mr. Mauricio Ramos	Executive Director and Chief Executive Officer
Mr. Tim Pennington	Senior Executive Vice President, Chief Financial Officer
Mr. Sheldon Bruha	Senior Executive Vice President, Incoming Chief Financial Officer
Ms. Susy Bobenrieth	Executive Vice President, Chief Human Resources Officer
Mr. Salvador Escalón	Executive Vice President, Chief Legal and Compliance Officer
Mr. Esteban Iriarte	Executive Vice President, Chief Operating Officer, Latin America
Mr. Karim Lesina	Executive Vice President, Chief External Affairs Officer
Mr. Xavier Rocoplan	Executive Vice President, Chief Technology and Information Officer

Biographical information of the members of our Executive Team is set forth below.
Mr. Tim Pennington, Senior Executive Vice President, Chief Financial Officer. Mr. Tim Pennington, born in 1960, joined Millicom in June 2014 as Senior Executive Vice President, Chief Financial Officer. He also currently serves as a non-executive director of Euromoney Institutional Investor plc. Previously, he was the Chief Financial Officer at Cable & Wireless Communications plc, Group Finance Director for Cable & Wireless plc and, prior to that, CFO of Hutchison Telecommunications International Ltd, based in Hong Kong. Mr. Pennington was also Finance Director of Hutchison 3G (UK), Hutchison Whampoa’s British mobile business. He also has corporate finance experience, firstly as a Director at Samuel Montagu & Co. Limited, and then as Managing Director of HSBC Investment Bank within its Corporate Finance and Advisory Department. He has a B.A. (Honours) in Economics and Social Studies from the University of Manchester. He will be stepping down from his role of Chief Financial Officer on April 1, 2022.
On April 1, 2022, Mr. Sheldon Bruha will assume the role of Chief Financial Officer. He will succeed Mr. Pennington as Millicom’s Chief Financial Officer following an orderly transition of duties through December 31, 2022. Mr. Bruha’s biographical information is set forth below.
Mr. Sheldon Bruha, Executive Vice President, Incoming Chief Financial Officer. Mr. Bruha, born in 1967, joined Millicom in January 2022 as Executive Vice President, Incoming Chief Financial Officer. Prior to joining Millicom, he was the Chief Financial Officer at Frontier Communications, one of the largest fixed-line communication providers in the United States, where he successfully helped navigate the business through its financial restructuring. Prior to joining Frontier, he held several senior financial leadership roles at Cable & Wireless plc, including head of corporate development, where he led the strategic transformation and re-shaping of the company prior to its sale to Liberty Latin America. He also held senior financial leadership roles at CDI Corp. Mr. Bruha started his career at Lehman Brothers and held senior investment banking positions in its New York and London offices, focusing on the telecommunications industry. He has a a Bachelor of Science (Honors) degree in Business Administration from Washington University.
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
Mr. Salvador Escalón, Executive Vice President, Chief Legal and Compliance Officer. Mr. Salvador Escalón, born in 1975, was appointed as Millicom’s General Counsel in March 2013, became Executive Vice President in July 2015, and became Chief Legal and Compliance Officer in 2020. Mr. Escalón leads Millicom’s Legal, Ethics and Compliance team and advises the Board of Directors and senior management on legal, compliance, and governance matters. He joined Millicom as Associate General Counsel Latin America in April 2010. From January 2006 to March 2010, Mr. Escalón was Senior Counsel at Chevron Corporation, with responsibility for legal matters relating to Chevron’s downstream operations in Latin America. Previously, he was in private practice at the law firms Skadden, Morgan Lewis and Akerman. Mr. Escalón has a J.D. from Columbia Law School and a B.B.A. in Finance and International Business from Florida International University.
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America. Mr. Esteban Iriarte, born in 1972, was appointed as Executive Vice President, Chief Operating Officer (COO), Latin America in August 2016. Previously, Mr. Iriarte was General Manager of Millicom’s Colombian businesses where, in 2014, he led the merger and integration of Tigo and the fixed-line company UNE. Prior to leading Tigo Colombia, Mr. Iriarte was head of Millicom’s regional Home and B2B divisions. From 2009 to 2011, he was CEO of Amnet, a leading service provider in Central America for broadband, cable TV, fixed line and data services that was bought by Millicom in 2008. In 2016 Mr. Iriarte joined the board of Sura Asset Management. Sura is one of Latin America’s biggest financial groups. Mr. Iriarte received a degree in Business Administration from the Pontificia Universidad Católica Argentina “Santa María de los Buenos Aires," and an M.B.A. from the Universidad Austral in Buenos Aires.
Mr. Karim Lesina, Executive Vice President, Chief External Affairs Officer. Mr. Karim Lesina, born in 1975, joined Millicom in November 2020. Before joining Millicom, between 2007 and 2020, Mr. Lesina held among others the position of Senior Vice President, International External and Regulatory Affairs at AT&T, directing the internal international and regulatory affairs teams, as well as the external and regulatory affairs teams across four international affiliates: Turner, Warner Media, AT&T Latin America and DirecTV. Prior to his term at AT&T, from 2005 to 2007, Mr. Lesina worked in the corporate affairs team at Intel as the Government Affairs Manager for Europe, Africa and the Middle East. Mr. Lesina began his career at multinational public relations and communications firms. Born in Dakar (Senegal) Mr. Lesina is an Italian-Tunisian national and has a master’s degree in Economics of Development from the Catholic University of Louvain-la-Neuve.
Mr. Xavier Rocoplan, Executive Vice President, Chief Technology and Information Officer. Mr. Xavier Rocoplan, born in 1974, started working with Millicom in 2000 and joined the Executive Team as Chief Technology and IT Officer in December 2012. Mr. Rocoplan is currently heading all mobile and fixed network and IT activities across the Group as well as all Procurement & Supply Chain. Mr. Rocoplan first joined Millicom in 2000 as CTO in Vietnam and subsequently for South East Asia. In 2004, he was appointed CEO of Millicom’s subsidiary in Pakistan (Paktel), a role he held until mid-2007. During this time, Mr. Rocoplan launched Paktel’s GSM operation and led the process that was concluded with the disposal of the business in 2007. He was then appointed as head of Corporate Business Development, where he managed the disposal of various Millicom operations (e.g. Asia), the monetization of Millicom infrastructure assets (towers) as well as numerous spectrum acquisitions and license renewal processes in Africa and in Latin America. Mr. Rocoplan holds master's degrees in engineering from Ecole Nationale Supérieure des Télécommunications de Paris and in economics from Université Paris IX Dauphine.

B.    Compensation
For the financial year ended December 31, 2021, the total compensation paid to MIC S.A.’s directors was $1.6 million and to the CEO and CFO the total cash compensation plus benefits (excluding pension) was $5.2 million. The total amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits for the directors, CEO and CFO was $0.4 million.

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
Remuneration of Directors
The remuneration of the non-executive members of the Board of Directors comprises an annual fee and shares of MIC S.A. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at the AGM or other shareholders’ meetings.
At the AGM held on May 4, 2021, MIC S.A.’s shareholders approved the compensation for the eight non-executive directors expected to serve from that date until the 2022 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-up shares of MIC S.A. Such shares are provided from the Company’s treasury shares or alternatively issued within MIC S.A.’s authorized share capital exclusively in exchange for the allocation from the premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2021, or US$38.41 per share, provided that shares shall not be issued below the par value.
In respect of directors who do not serve an entire term from the 2020 AGM until the 2021 AGM, the fee-based and the share-based compensation is pro-rated pro rata temporis.
Director remuneration for the year ended December 31, 2021 is set forth in the following table.

Board and committees	Remuneration 2021 (1)
(USD '000)
Non-Executive Directors

Mr. José Antonio Ríos García	300
Ms. Pernille Erenbjerg	250
Mr. Odilon Almeida	175
Mr. Bruce Churchill	173
Ms. Sonia Dulá	185
Mr. Lars-Johan Jarnheimer	163
Ms. Mercedes Johnson	208
Mr. James Thompson	185

Total	1,638

(1)    Remuneration covers the period from May 4, 2021 to the date of the AGM in May 2022 as resolved at the shareholder meeting on May 4, 2021. Share-based compensation for the period from May 4, 2021 to May 2022 was calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2021 and represented a total of 24,737 shares. Total remuneration for the period from May 4, 2021 to May 2022 after deduction of applicable withholding tax at source comprised 73% in shares and 27% in cash.

Remuneration of Executive Management
1.Compensation Committee’s Report
This report describes the remuneration philosophy, and related policy and guidelines, as well as the governance structures and processes in place. It also sets out the remuneration of Directors, as well as compensation of global senior management for the current and prior financial reporting years.

1.1 Role of the Compensation Committee

The Compensation Committee monitors and evaluates (i) programs for variable remuneration to senior management, including both ongoing programs and those that have ended during the year; (ii) the application of the guidelines for remuneration to the Board and senior management established at the shareholders' meeting; and (iii) the current remuneration structures and levels in the Company. The Compensation Committee makes recommendations to the Board regarding the compensation of the CEO and his direct reports; approves all equity plans and grants; and manages Executive Team succession planning. Final approval of the CEO remuneration requires Board approval.

The evaluation of the CEO is conducted by the Compensation Committee. The evaluation criteria and the results of the evaluation are then discussed by the Chairman with the entire Board. In 2021, the Board concluded that the CEO provided exceptional leadership in helping the Company take advantage of the recovery market opportunity and exceeding all financial and operational targets for the year. In evaluating his performance, the Board took into account the manner in which he rapidly refocused the business from revenue growth to protecting customers, employees and cash flow. Together with meeting the financial targets discussed below, the CEO received $2,164,230 in cash and $2,164,230 granted in deferred shares that vest over three years for the Company's 2021 performance. The Chairman of the Board conveyed the results of the review and evaluation to the CEO. The Senior Management Remuneration Policy was approved by the shareholders at the AGM in May 2021, and will be presented for approval at the AGM to be held in May 2022.

1.2 Compensation Committee Charter

The Group’s Compensation Committee Charter can be found on our website under the Board Committees section and covers overall purpose/objectives, committee membership, committee authority, and responsibility, and the committee’s performance evaluation.

1.3 Compensation Committee Membership and Attendance 2021

Committee	Position	First Appointment	Meeting Attendance	%
Ms. Pernille Erenbjerg	Chairman	January-19	5 of 5	100
Mr. Lars-Johan Jarnheimer	Member	May-21	3 of 3	100
Mr. James Thompson	Member	January-19	5 of 5	100
Attendance			13 of 13	100
Mr. Lars-Åke Norling	Former Member	May-19	2 of 2	100
Overall Attendance			15 of 15	100
In addition, the Chairman of the Board, Mr. José Antonio Ríos García, attended all of the regularly scheduled meetings of the Compensation Committee.

1.4 Areas Covered in 2021

The Compensation Committee met five times in 2021 and was primarily focused on reward and management motivation and retention in the face of the unprecedented operating environment.

Topic	Commentary
Bonus (STI) and performance reports	Reviewed and approved the Global Senior Management Team's 2020 performance reports and individual Executive Team payouts for STI/LTI (cash /equity).
Reviewed and approved 2021 short-term variable compensation targets.

Compensation review	Approved all payments for Executive Team members.
Reviewed executive remuneration and governance trends and developments.

Reviewed and approved the peer group for the Executive Team benchmarking.
Approved changes to CEO and Executive Team compensation elements based on market competitiveness.

Share-based incentive plans	Approved the 2018 LTI (PSP) vesting.
Reviewed and approved all equity grants.
Reviewed and approved the 2021 share units plan (DSP and PSP) rules.
Reviewed and approved the 2021 long-term variable compensation targets.
Approved the one-off Market Stock Units (MSU) long-term incentive plan for a selected group of employees.
Reviewed the replenishment of the treasury share balance reserved for share-based incentive plans.
Reviewed share ownership guidelines and the compliance of each covered employee.
Reviewed performance and projections of outstanding LTI plans (2019, 2020 and 2021).
Reviewed equity plans participant turnover.

Global reward strategy and executive remuneration review	Reviewed remuneration/C&B philosophy and strategy.

Variable pay design	Discussed and approved STI and LTI design for 2022.
Reviewed and approved STI and LTI performance measures for 2022.

Other	Reviewed and approved exceptional items, new hire equity grants, etc.
Reviewed Executive Team’s severance payouts in a change of control.
Reviewed and discussed results of 2022 "Say on Pay."
Reviewed changes to the Swedish Corporate Governance Code.

Compensation Committee governance	Reviewed and approved the Compensation Committee annual meeting cycle and calendar.
Reviewed the Compensation Committee Charter.
Updated Executive Compensation dashboard.
Reviewed and approved the use of an external compensation consultant.

2. Our Compensation Philosophy and Core Principles

The philosophy, guidelines, objectives, and policy applicable to remuneration of the Global Senior Management Team were approved by the shareholders (item 22) of the AGM held on May 4, 2021.

2.1 Core Principles

The Compensation Committee worked using the following objectives for the Global Senior Management Team's compensation.

What we strive for	What it means
Competitive and fair	Levels of pay and benefits to attract and retain the right people.
Drive the right behaviors	Reward policy and practices that drive behaviors supporting our Company strategy and business objectives.
Shareholder alignment
Variable compensation plans that support a culture of entrepreneurship and performance, and incorporate both short-term and longer-term financial and operational metrics strongly correlated to the creation of shareholder wealth. Long-term incentives are designed to maintain sustained commitment and ensure the interests of our Global Senior Management Team are aligned with those of our shareholders.

Pay for performance
Total reward structured around pay in line with performance, providing the opportunity to reward strong corporate and individual performance. A significant proportion of top management's compensation is variable (at risk) and based on measures of personal and Company performance directly attributable to short-term and longer-term value creation.

Transparency
Millicom is committed to expanding external transparency, including disclosure around pay for performance, links to value creation etc. We are also investing in HR information systems to facilitate measurement and internal communications related to incentive composition including performance metrics, pay equity, goal setting, and pay-for-performance relationships.

Market competitive and representative remuneration
Compensation is designed to be market competitive and representative of the seniority and importance of roles, responsibilities and geographical locations of individuals (with the majority of the Global Senior Management Team roles located in the U.S.)

Retention of key talent
Variable compensation plans include a significant portion of share based compensation, the payout of which is conditional on future employment with the Company for three-year rolling periods, starting on the grant date.

Executive management to be "invested"	The Global Senior Management Team, through Millicom’s share ownership guidelines, is required to reach and maintain a significant level of personal ownership of Millicom shares.

To drive the right behaviors and ensure expectations are aligned, we communicate clearly to our employees what we do and do not do when it comes to compensation. A summary is set out in the table below:

What we do	What we don't do
Align pay and performance.	Create special executive prerequisites.
Designate a substantial majority of executive pay as at risk, based on a mix of absolute and relative financial and share price performance metrics.	Hedge Company stock by executives.
Impose limits on maximum incentive payouts.	Provide dividends or dividend equivalents on unearned PSUs or RSUs.
Engage in a rigorous target-setting process for incentive metrics.	Offer tax gross-ups related to change in control.
Set our STI threshold to pay only at 95% and higher levels of performance.
Maintain robust share ownership guidelines for our top 50 executives.
Provide “double-trigger” change in control provisions in equity awards.
Maintain clawback policies that apply to our performance-based incentive plans.
Retain an independent compensation consultant

2.2 Elements of Executive Pay

Compensation for the Global Senior Management Team in 2021 comprised a base salary, a short-term incentive (”STI”) plan and a long-term incentive (“LTI”) plan, together with pension contributions and other benefits (e.g. healthcare).
Salary

Pay element	Purpose	Maximum opportunity
Purpose and link to strategy	Designed to be market competitive to attract and retain talent
No absolute maximum has been set for Executive Team salaries. The committee considers increases on a case-by-case basis based on peer comparison. Pay increases usually reflect a combination of roles and responsibilities, local market conditions and individual performance.

Operational execution	Paid monthly in cash in U.S. dollars or the home currency of the executive	The Compensation Committee aims to set salaries for the Executive Team at the median of the peer group.
Reviewed by the Compensation Committee every March

STI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy	The STI links reward to key business targets (70%) and individual contribution (30%)
With less than 95% achievement of business targets the award falls to 0%. The threshold achievement is 95% of the target, resulting in a payout of 80%. The opportunity is 200% for the achievement of 104% for service revenue, 106% for EBITDA and 107% for OFCFaL

The STI aligns with shareholders’ interests through the provision of 50% of the payment delivered in share units deferred over three years (DSP) for the senior leadership team. The DSP is awarded upon achieving the performance targets, with 30% paid after one year, 30% after the second year and 40% after the third year of the grant date.
		The target achievement for: CEO – 200% CFO – 150%
These plans help incentivize and motivate leadership to execute strategic plans in operational decision-making and achieve short-term performance goals, impacting Company performance and enhancing its value.
		Maximum achievement: CEO – 400% CFO – 300%
	The financial and operational targets are;
	•Service revenue	20%
	•EBITDA	20%
	•Operating free cash flow after leases (OFCFaL)	20%
	•Transactional Net Promoter Score (tNPS) 2021 GATEWAY: All Operations to have implemented a robust and stable Relational NPS measurement platform by year end (in addition to the achievement of tNPS targets). At individual level (Operations) if gateway is not reached there will be no payout on the NPS component, regardless of tNPS achievement. For Corporate if any one of the Operations fails to meet the gateway, there will be no payout on the NPS component,	10%
	•Personal performance	30%
Benchmarking	Our STI is a key component of the Millicom Group culture. We benchmark to peer companies within the U.S. and Latin America	Each year the Compensation Committee determines the annual STI opportunity for the Executive Team.

LTI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy	The LTI links an important part of overall Global Senior Management Team compensation with the interests of our shareholders
For financial metrics, achieving less than 80% of the target results in a payout of 0%. In the event the Company achieves between 80% and 120% of the target, the corresponding portion of the grant will be adjusted in linear pro rata of the achievement starting at a payout of 0% at an achievement of 80%, up to a maximum value of 200% if the target achievement is 120% or higher. For TSR, no award is granted for performance below the peer group median. If the Company achieves a TSR performance at the median or above of a pre-determined peer, the grant will be adjusted in linear pro rata of the achievement starting at payout of 100% up to a maximum value of 200% for a target achievement of 120% or higher.

For the 2021 LTI, we granted 35% of the respective amount for each eligible employee as time vested RSUs. Because of their lower volatility, RSUs help strengthen the retention component in the LTI plan, and cushion exogenous impacts such as the COVID pandemic.

This plan aligns the Global Senior Management Team's longer-term incentives with the longer-term interests of shareholders, encouraging long-term value creation and retention.
Millicom emphasizes the One Team mentality by maintaining unified goals and objectives in the long-term incentive program for the Global Senior Management Team with the purpose of driving the successful achievement of three-year performance goals designed to enhance long-term value of the Company

Operational execution
The LTI is a performance-based share units plan (PSP) whereby awarded share units fully vest at the end of a three-year period, subject to achievement against performance measures and fulfillment of conditions.
The target achievement (including the RSU element) for: CEO - 480% CFO - 175%
LTI payouts are typically in share units and based on company three-year cash flow and revenue targets approved by the Compensation Committee and the Board, in addition to shareholder return.
	Performance share units plan (PSP) and RSU component	The maximum achievement (including the RSU element) for: CEO – 792% CFO – 288%
The PSP component is comprised of:

•Service revenue: 15%
•OFCFaL (operating free cash flow): 30%*
•Relative TSR: 20%
•Time Vested RSUs: 35%

The PSP and RSU component pays out/is settled in shares at the end of three years.

*Since the 2021 LTI we use OCFaL (operating cash flow after leases) in lieu of OFCFaL (operating free cash flow after leases) and include a portion of the grant as RSUs following U.S. market practice. These will also vest at the end of the corresponding three-year period.

Market Stock Units (MSU) is a special one time stock-based performance plan to be settled in cash. The plan offers pro-rata vesting in two tranches (50% in June 2022 and 50% in June 2023), payable one year after vesting subject to continuous employment. The number of MSUs is determined on the basis of a share price at inception of $43.09 for Tranche 2022 (10%) and $47.00 for Tranche 2023 (20%). The awards are payable only after an additional 12-month employment period post vesting.
At the vesting date, the value of the MSU is determined by the 30-trading day average share price ending on June 30, 2022 for Tranche 2022, and the 30-trading day average share price ending on June 30, 2023 for Tranche 2023. For each tranche, the payment is made in cash 12 months after the respective dates, subject to continuous employment. For every participant, payment is capped at 150% of their Target MSU Award Value set up for each tranche.

Participants of the MSU plan were required to forfeit their awards under LTI 2019 and LTI 2020 in respect of the financial targets (service revenue growth and operating cash flow), provided that the TSR component continues to be active for these schemes.

Benchmarking	Our LTI is a key component of the Millicom Group culture.	Each year the Compensation Committee determines the annual LTI opportunity for the Executive Team.
For executives we benchmark to peer companies within the U.S.

In addition, the Board uses retention schemes to ensure continued retention of key individuals during periods of uncertainty.

2.3 Other Employment Terms and Conditions

Notice of termination: If the employment of a member of Millicom’s Executive Team is terminated, a notice period of up to 12 months potentially applies. The Board regularly reviews best practices in executive compensation and governance and revises policies and practices when appropriate. Millicom’s change in control agreements for eligible executives include "double-trigger" provisions, which require an involuntary termination (in addition to change in control) for accelerated vesting of awards.

Deviations from the policy and guidelines: In special circumstances, the Board may deviate from the above policy and guidelines; for example, providing additional variable remuneration in the case of exceptional performance.

2.4 Other Executive Compensation Policies

Millicom's clawback policy requires its Board of Directors’ Compensation Committee to seek recovery of incentive compensation awarded or paid to those officers covered under the policy, in the event the committee finds the restatement of Millicom’s audited and published financial statements results in compensation in excess of what would have been paid based on the restated operating and financial performance.

In addition, the Company’s insider trading policy prohibits any hedging or speculative transactions in the Company’s shares, including the use of options and other derivatives. It also prohibits directors and employees from selling the Company’s stock short.

3. Key Developments for 2021

During 2021, we were attentive to the ongoing impact of the COVID-19 pandemic and continued focusing on protecting the health of employees, customers and partners. We worked on several health and safety initiatives including providing vaccinations to our employees; structuring return-to-office schemes that prioritize health and safety (such as hybrid approaches); delaying office re-openings where vaccines were not widely available; and other cautionary measures.

As mentioned in the previous Annual Report, the committee did not change any of the performance measures or targets for any of the in-flight incentive plans, STI or LTI.

For the 2021 STI / LTI plans, we established targets from the beginning of the year, although forecasting due to the pandemic was still challenging, and did not make any adjustments during the year.

The committee geared the design of those plans to motivate our management teams in the hardest hit countries to seize such opportunities and kick back into growth by incentivizing our employees to strive for excellence. This design has been quite successful, as it has helped substantially improve our financial KPIs.

Since the start of the COVID-19 pandemic, we have not implemented any restructuring programs, and we chose not to furlough or implement redundancies, helping us retain approximately 93% of key talent during this period.

3.1 Key Elements of 2021 CEO and CFO Pay

In 2021, the key elements of the CEO and CFO compensation, in line with the remuneration policy, were as follows:

	Salary (USD) *	Short-Term Incentive		Long-Term Incentive	Pension	Benefits	MSU Plan
Mauricio Ramos (CEO)	$1,189,187	200% of Base Salary delivered:	50% in Cash Bonus	PSP award of 480% of salary with 3-year cliff vesting (35% delivered in time vested shares and the remaining portion based on performance shares)	15% of salary	Private healthcare	Each of the two tranches have a target payment opportunity of USD 4 Million
			50% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
Tim Pennington (CFO)**	$709,949	150% of Base Salary delivered:	50% in Cash Bonus	PSP award of 175% of salary with 3-year cliff vesting (35% delivered in time vested shares and the remaining portion based on performance shares)	15% of salary	Private healthcare	Each of the two trances have a target payment opportunity of USD 800K
			50% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
*CEO / CFO Salary as of December 31, 2021
**CFO Compensation paid in Pounds GBP and for purposes of this report converted to USD using December Closing Forex (0.7392 GBP/USD)

3.2 Summary of Total CEO/CFO Compensation

The compensation for the CEO and CFO is summarized in the table below:

	Mauricio Ramos (CEO)		Tim Pennington (CFO)*
In USD	2021	2020	2021	2020
Base Salary	1,185,140	1,173,000	707,532	669,757
Fringe Benefits**	87,551	82,225	46,362	37,600
Pension Expense	284,243	284,520	106,130	100,464
Total Fixed	1,556,934	1,539,745	860,024	807,821
Annual Bonus***	2,164,320	1,301,131	969,079	508,896
Deferred Share Units***	2,164,320	1,301,131	969,079	508,896
LTIP****	5,630,400	5,630,400	1,237,889	1,200,964
Total Annual Variable	9,959,040	8,232,662	3,176,047	2,218,756
Annual Compensation	11,515,974	9,772,407	4,036,071	3,026,577
MSU Plan*****	8,000,000	—	1,600,000	—
Total 2021 Compensation	19,515,974	9,772,407	5,636,071	3,026,577
% Annual Fixed	13.52%	15.76%	21.31%	26.69%
% Annual Variable	86.48%	84.24%	78.69%	73.31%
*CFO compensation is paid in GBP and for the purposes of this report converted to USD using December Closing Forex for each period.
**Fringe Benefits include car allowance, life and disability insurance medical and dental Insurance.
***The sum of the annual bonus and deferred share units is the total for the short-term incentive award for the performance period. 2021 STI is to be paid and granted in Q1 2022.
****LTIP is performance share units granted in 2021. Calculated based on the average Millicom closing share price on the Nasdaq in the US for the three-month period ending December 31, 2021.
*****MSU plan: Our stock-based MSU performance plan is settled in cash. Pro-rata vesting occurs in two tranches (50% in June 2022, and 50% in June 2023), payable one year after vesting subject to continuous employment. The number of MSUs is determined on the basis of a share price at inception of $43.09 for Tranche 2022 (10%) and $47.00 for Tranche 2023 (20%). The awards are payable only after an additional 12-month employment period post vesting.

Excluding the MSU, the CEO's reported pay increased from $9.8 million to $11.5 million, a 17.3% increase that reflected the significantly improved financial performance compared to the more depressed 2020. The MSU was added as an additional incentive to improve the share prices over two years. At target, the scheme could pay the CEO $8 million, for achieving a share price of $43.09 by July 2022 and $47.00 by July 2023. The mark to market total value of the MSU for the CEO is approximately $3 million based on 2021 closing share price. The MSU is settled in cash.

Realized Pay Supplemental Table:

	Mauricio Ramos (CEO)
In USD	2021	2020
Base Salary	1,185,140	1,173,000
Car Allowance	15,000	15,000
Pension Expense	284,243	284,520
Total Fixed	1,484,383	1,472,520
Annual Bonus Paid*	1,301,131	1,427,497
Deferred Share Units Vested**	930,836	932,141
LTIP Vested***	1,457,988	1,553,984
Total Variable Paid	3,689,955	3,913,622
Total Realized Paid	5,174,339	5,386,143
% Fixed	28.69%	27.33%
% Variable	71.31%	72.66%
*Annual bonus paid is the cash portion for the short-term incentive award for the performance period in that calendar year (the 2021 column displays the amount paid in Q1 2021 from 2020 performance).
**Deferred share units vested are the shares vested from the pro-rata vesting of the three years prior (the 2021 column displays the amount vested in Q1 2021: 30% from 2020 grant, 30% from 2019 grant and 40% from 2018 grant.
***LTIP vested are the shares vested from the cliff vesting of the LTI granted three years prior (the 2021 column, displays the amount vested in Q1 2021 from 2018 grant.

The total short-term award for the CEO, CFO and other senior leadership team is split 50% in cash and 50% in share units deferred over a three-year period (DSP). The compensation for the CEO and CFO is heavily weighted to variable compensation in the form of share units vesting over a three-year period. As a result, total compensation as shown in the previous table may differ significantly relative to the actual realized compensation in any given year. The table below compares CEO total compensation to his actual realized compensation in the last three years.

2021 CEO Compensation

3.3 Performance on STI 2021

As in previous years, the annual bonus is determined by a mixture of business performance and individual performance factors. The business performance factors included measures of service revenue, earnings before interest, tax, depreciation and amortization (EBITDA), operating free cash flow after leases (OFCFaL) and a customer satisfaction metric based on Net Promoter Score achievement. For this year's plan, we started to migrate from a transactional NPS to a relational NPS metric. Thus, we included a gateway decision to ensure that payment on the transactional NPS component only takes place if the preparedness for the relational NPS was reached before year's end. The use and relative weighting of financial performance target measures under the variable compensation rules are equal for all employees regardless of seniority or area of operation. This includes the CEO and the senior leadership team.

For the CEO and senior leadership team, a portion of the STI is paid in the form of deferred share units with a three-year pro-rated vesting, strengthening our pay for performance and retention incentives.

For the CEO and other eligible DSP participants, the issuance of share units under the DSP is subject to shareholder approval at Millicom’s AGM of shareholders. For employees not participating in the DSP, or to the extent that the DSP is not approved by the AGM, the STI will be implemented as a cash-only bonus program.

Under the 2021 STI, 2022 DSP share units are granted in Q1 2022 and will vest (generally subject to the participant still being employed by the Millicom group) 30% in Q1 2023, 30% in Q1 2024 and 40% in Q1 2025. The vesting schedule is unchanged from the 2021 DSP.

3.4 Share Incentive Plans

Millicom has two types of plans, a DSP (STI) and a PSP (LTI). As part of the STI, the senior leadership team receives part of their payout in the form of deferred share units (DSP). Every year, a group of key employees are selected to receive a grant of deferred share units (DSP). For the LTI, the Global Senior Management Team also participates in a performance share plan (PSP). The different plans are further detailed below.

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

Deferred share plan (issued from 2019 to 2022)

For this deferred awards plan, participants are granted share units based on past performance, with 30% of the share units vesting on January 1 of each of year one and two, and the remaining 40% on January 1 of year three. Vesting is generally conditional upon the participant remaining employed with MIC S.A. at each vesting date. Grants were made under the deferred awards plans in 2019, 2020 and 2021 based, respectively, on financial results for the years ended December 31, 2018, 2019, 2020 and 2021.

We expect that grants will be made under the DSP in 2022 based on financial results for the year ended December 31, 2021.
3.4.1 LTI (PSP)
Eligibility for participation in the LTI is limited to members of MIC S.A.’s Global Executive Management Team, which is defined by MIC S.A.’s internal role grading structure and consists of the CEO, EVPs, VPs and GMs. During 2021, 41 individuals were included in this group, including certain employees of the Honduras joint venture and our operations in Guatemala (formerly a joint venture). The 2021 LTI is a Performance Share Plan (PSP). Share units granted will vest 100% at the end of a three-year period, subject to performance conditions.

3.4.2 Award LTI 2021

A new plan was issued in 2021 in accordance with the remuneration policy guidelines designed to drive shareholder value through a focus on service revenue growth, cash flow generation and relative total shareholder return against a relevant peer group. The PSP 2021 plan was approved by shareholders at the 2021 AGM:

Metric	Weighting	Performance target	Performance measure
Service revenue	15%	Target growth	A specific 3-year Cumulative Growth target
OFCF	30%	Target growth	A specific 3-year Cumulative Growth target
TSR	20%	The Company TSR relative to a peer group between 2021 and 2023	At median - target payout; below median - nil; 20% above median - max
Time Vested RSUs	35%
The peer group for the PSP 2021 is: América Móvil, TIM Brazil, TEF Brazil, Entel Chile, Lilac, Telecom Argentina, Grupo Televisa, Megacable.

For the CEO and CFO the award of LTI 2021 is summarized below;

Name	Type of award	Basis of award	Face value of award	Number of share units granted	End of performance period
Mauricio Ramos (CEO)	PSU - 3 years	480% of salary (35% in time vested shares)	$5,630,400	159,941	December 2023
	Cliff Vesting
Tim Pennington (CFO)	PSU - 3 years	175% of salary (35% in time vested shares)	$1,237,889	35,164	December 2023
	Cliff Vesting

3.4.3 MSU Grant 2021

For the CEO and CFO, the 2021 MSU award is summarized below;

Name	Type of award	Basis of award	Face value of award (USD)	End of performance period	Payout date
Mauricio Ramos (CEO)	MSU – Tranche 1 payout June 2023	Target payout if share price reaches $43.09 by July 2022	$ 4,000,000	July 2022	July 2023
	MSU – Tranche 2 payout June 2024	Target payout if share price reaches $47.00 by July 2023	$ 4,000,000	July 2023	July 2024
Tim Pennington (CFO)	MSU – Tranche 1 payout June 2023	Target payout if share price reaches $43.09 by July 2022	$ 800,000	July 2022	July 2023
	MSU – Tranche 2 payout June 2024	Target payout if share price reaches $47.00 by July 2023	$ 800,000	July 2023	July 2024

As noted above, the Board believed it was necessary to introduce an additional one-off performance vested equity plan to incentivize senior management to improve the share price. The Retention Plan has been awarded to a selected group of executives, including the CEO and CFO. The plan is based on Market Stock Units (MSU) and is a performance-

based scheme where the outcome is dependent on the share price at the time of vesting. The MSU is settle in cash. We have been able to retain 97% of all executives made eligible under this plan.

4. Remuneration Approach for 2022

For 2022, the Board has proposed continuing with a consistent framework of STI and LTI with a few changes explained below. We have removed the RSU component from the LTI, thus reducing the LTI opportunity for 2022 and made a corresponding increase in the share component of the STI, where the grant amounts are driven by annual performance but still provide a retention element through three-year pro-rata vesting (30%, 30%, 40%).

For the CEO, the at target and maximum remuneration for 2022 is set out below*:

At Target
28%
0.8%
71%
Cash*
Benefits
Shares

At Maximum
22%
0.4%
78%
Cash*
Benefits
Shares

At Target
16%
84%
Fixed
Variable

At Maximum
9%
91%
Fixed
Variable

*CEO earning opportunity 2022 target analysis (excludes MSU)
At target, CEO compensation is paid 71% in share units and 84% in variable compensation. At maximum, CEO compensation is paid 78% in share units and 91% in variable compensation.

4.1 Summary of Key Changes for 2022

We made two small changes to the 2022 remuneration plans, with a continued focus on pay for performance and incentivizing the retention of key talent.

For the 2022 STI, we will fully transition our NPS metric, from a transactional focus to a relational approach. We believe this will be a more stringent way to measure our strategic intent to deliver the best customer experience.

For the LTI 2022, the structure of the award remains consistent with 2021, with only one change. As the business context is stabilizing and per feedback from our key shareholders, we reverted to 100% performance shares for our LTI plan. We made a corresponding increase in the share component of the STI, where the grant amounts are driven by annual performance but still provide a retention element through three-year pro-rata vesting (30%, 30%, 40%).

5. Sundry

5.1 Summary of Outstanding Awards

							Opening Balance	During the Year			Closing Balance
Name	Plan Type	Award Details - Plan Name	Performance Period	Award Grant Date	Vesting Date	Award Share Price in USD	Outstanding Balance as of Dec. 2020	Share Units Granted in 2021	Shares Vested in 2021	Forfeited in 2021	Outstanding Balance as of Dec. 2021
Mauricio Ramos (CEO)	Deferred Share Plan	2018 DSP	2017	1/1/2018	1/1/2021	$66.11	7,161	—	7,161	—	—
		2019 DSP	2018	1/1/2019	1/1/2022	$59.65	17,508	—	7,504	—	10,004
		2020 DSP	2019	1/1/2020	1/1/2023	$45.86	31,126	—	9,338	—	21,788
		2021 DSP	2020	1/1/2021	1/1/2024	$35.20	—	36,963	—	—	36,963
	Performance Share Plan	2018 PSP	2018-2021	3/1/2018	3/1/2021	$66.11	69,576	—	38,942	30,634	—
		2019 PSP	2019-2022	3/1/2019	1/1/2022	$59.65	77,111	—	—	57,833	19,278
		2020 PSP	2020-2023	3/1/2020	1/1/2023	$45.86	122,768	—	—	92,076	30,692
		2021 PSP	2021-2024	1/1/2021	1/1/2024	$35.20	—	159,941	—	—	159,941
TOTAL Mauricio Ramos (CEO)							325,250	196,904	62,945	180,543	278,666
Tim Pennington (CFO)	Deferred Share Plan	2018 DSP	2017	1/1/2018	1/1/2021	$66.11	4,711	—	4,711	—	—
		2019 DSP	2018	1/1/2019	1/1/2022	$59.65	6,537	—	2,801	—	3,736
		2020 DSP	2019	1/1/2020	1/1/2023	$45.86	13,657	—	4,097	—	9,560
		2021 DSP	2020	1/1/2021	1/1/2024	$35.20	—	14,457	—	—	14,457
	Performance Share Plan	2018 PSP	2018-2021	3/1/2018	3/1/2021	$66.11	17,890	—	10,013	7,877	—
		2019 PSP	2019-2022	3/1/2019	1/1/2022	$59.65	18,992	—	—	14,244	4,748
		2020 PSP	2020-2023	3/1/2020	1/1/2023	$45.86	26,186	—	—	19,640	6,546
		2021 PSP	2021-2024	1/1/2021	1/1/2024	$35.20	—	35,164	—	—	35,164
TOTAL Tim Pennington (CFO)							87,973	49,621	21,622	41,761	74,211

5.2 Summary of Shares Owned vs Target

Millicom’s share ownership policy sets out the Compensation Committee’s requirements for the Global Senior Management Team to retain and hold a personal holding of common shares in the Company to align their interests with those of our shareholders. All share plan participants in the Global Senior Management Team are required to own Millicom shares to a value of a percentage of their respective base salary as of January 1 of each calendar year.

For that purpose, we continue to uphold our share ownership requirements for our top 50 roles:

Global Senior Management Level	% of Annual Base Pay
CEO	400
CFO	200
EVPs	100
General Managers and VPs	50
For the CEO and CFO:

	Awarded unvested subject to performance conditions	Awarded unvested not subject to performance conditions	Shares required to be held as % salary	Number of shares required to be held	Number of beneficially owned shares	Shareholding requirement met
Mauricio Ramos (CEO)	209,911	68,755	400%	133,285	232,562	Yes
Tim Pennington (CFO)	46,458	27,753	200%	40,188	70,095	Yes
Unless this requirement is met each year, no vested Millicom shares can be sold by the individual.

5.3 Details of Share Purchase and Sale Activity

During 2021, neither the CEO nor the CFO purchased nor sold any Millicom shares.

5.4 Board Compensation

Governance of Director Remuneration

Decisions on annual remuneration of directors (“tantièmes”) are reserved by the Articles of Association to the general meeting of shareholders. Directors are prevented from voting on their own compensation. In accordance with resolution 17 of the AGM on May 4, 2021, the Nomination Committee of Millicom was instructed to propose Director remuneration for the period from the date of the 2021 AGM to the date of the AGM in 2022.

2021 Director Remuneration

During early 2021, in proposing Director Remuneration, the Nomination Committee, received input from an external compensation advisor, including market and peer benchmarking, and considered the frequency of meetings and complexity of Millicom’s business and governance structures. After consideration of these and other relevant aspects, the Nomination Committee proposed to keep the structure and amount of remuneration for each role for the non-executive directors the same as the prior year.

a)Non-Executive Director Remuneration

Remuneration of the non-executive directors comprises an annual fee and shares denominated in U.S. dollars. The remuneration is 100% fixed. Non-executive directors do not receive any fringe benefits, pensions or any form of variable remuneration. No remuneration was paid to any of the non-executive directors in 2021 or 2020 from any other undertakings within the Millicom Group.

b)Executive Director Remuneration

Executive Directors do not receive any remuneration in their capacity as Directors.

Approval of 2021 Director Remuneration

The Nomination Committee’s proposal for Director remuneration was approved at the AGM on May 4, 2021.

Name of Director	Year (i)	Cash-based fee ($000's)	Share-based fee (ii) ($000's)	Total ($000's)

Mr. José Antonío Rios García	2021	100	200	300
Chair of the Board	2020	100	200	300
Ms. Pernille Erenbjerg	2021	100	150	250
Deputy Chair of the Board Chair of the Compensation Committee	2020	122.5	150	272.5
Mr. Odilon Almeida	2021	75	100	175
Chair of the Compliance and Business Conduct	2020	75	100	175
Mr. Bruce Churchill A,	2021	72.5	100	172.5
Ms. Sonia Dulá A, CBE	2021	85	100	185
Ms. Mercedes Johnson A, CBE	2021	107.5	100	207.5
Chair of the Audit Committee	2020	85	100	185
Mr. Lars-Johan Jarnheimer C	2021	62.5	100	162.5
Mr. James Thompson A, C	2021	85	100	185
	2020	85	100	185
Former Directors
Mr. Tomas Eliasson (until May 2021)	2020	95	100	195
Mr. Lars-Åke Norling C, CBE (until May 2021)	2020	75	100	175
Total	2021 (iii)	687.5	950	1,637.50
	2020	637.5	850	1,487.00
(i) Remuneration covers the period from May 4, 2021 to the date of the AGM in May 2022 as resolved at the shareholder meeting on May 4, 2021 (2020: for the period from June 25, 2020 to May 4, 2021).
(ii) Share based compensation for the period from May 4, 2021 to May 2022 was based on the average market value of Millicom shares for the three-month period ended April 30, 2021 and represented a total of 24,737 shares (2020: 32,358 shares based on the market value of Millicom shares on July 2, 2020).

A Member of Audit Committee

C Member Compensation Committee

CBE Member Compliance and Business Ethics Committee

(iii) Total remuneration for the period from May 4, 2021 to May 2022 after deduction of applicable withholding tax at source comprised 73% in shares and 27% in cash (2020: 71% in shares and 29% in cash).

5.5 2021 AGM vote

	Votes For	%	Votes Against	%	Abstentions	%
Director Remuneration	47,398,168	97.05%	55,994	0.11%	1,384,841	2.84%
Senior Management Remuneration Guidelines and Policy	38,482,068	78.79%	8,894,385	18.21%	1,462,550	2.99%

C.    Board Practices
Nomination Committee. MIC S.A. has a Nomination Committee which is appointed by the major shareholders of MIC S.A. It is not a committee of the MIC S.A. Board. The Nomination Committee’s role is to propose decisions to the shareholders’ meeting in a manner which promotes the common interests of all shareholders. The Nomination Committee has a term of office commencing at the time of its formation each year and ending when a new Nomination Committee is formed. Nomination Committee proposals to the AGM include:
•    The number of members of the Board of Directors, the candidates to be elected or re-elected as Directors of the Board and Chairman of the Board and their remuneration;
•    Appointment and remuneration of the external auditor;
•    Proposal of the Chairman of the AGM; and
•    The procedure for the appointment of the Nomination Committee.
Under the terms of the Procedure on Appointment of the Nomination Committee and Determination of the Committee, the Nomination Committee consists of at least three members, appointed by the largest shareholders of Millicom who wish to assert the right to appoint a member. In accordance with the resolution of the 2021 AGM, in consultation with the largest shareholders as of the last business day of June 2021, the current Nomination Committee was formed during November 2021. The members of the Nomination Committee are Mr. John Hernander, appointed by Nordea Investment Funds; Mr. Jan Andersson, appointed by Swedbank Roburt; Mr. Peter Guve, appointed by AMF Pensionsförsäkring AB; and Mr. Staley Cates appointed by Southeastern Asset Management, as well as Mr. José Antonio Ríos García as Chairman of the Board of Millicom. The Nomination Committee appointed Mr. John Hernander as Chairman at their first meeting.
MIC S.A.’s Articles of Association provide that the Board of Directors must comprise at least six members. The members of the Board of Directors are elected at the AGM which, as required by MIC S.A.’s Articles of Association and the Luxembourg law of August 10, 1915 on Commercial Companies (as amended), must be held within six months of the end of the fiscal year. At the AGM held on May 4, 2021, the number of MIC S.A.’s directors was set at nine and the current directors and the Chairman were elected until the time of the next AGM. The next AGM is scheduled to be held on May 4, 2022.
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
The Board of Directors selects the CEO, who is charged with the daily management of the Company and its business. The CEO is responsible for recruiting, and the Chairman of the Board of Directors is responsible for approving, the senior management of the Company. The Board reviews and approves plans for key senior management positions, and the Board supervises, supports and empowers the Executive Committee and monitors its performance. In addition to corporate law rules applicable in Luxembourg, the Swedish Code sets out that the division of work between the Board and the CEO is primarily set out in “The Rules of Procedure and Instruction to the CEO."
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
•    the Compensation Committee; and
•    the Compliance and Business Conduct Committee.
The Board and each of its Committees have written approved charters which set out the objectives, limits of authority, organization and roles and responsibilities of the Board and its Committees.
Audit Committee. MIC S.A.’s Board of Directors has delegated to the Audit Committee, as reflected in its charter, the responsibilities for oversight of the robustness, integrity and effectiveness of financial reporting, risk management, internal controls, internal audit, the external audit process, as well as compliance with related laws and regulations. The Audit Committee focuses particularly on compliance with financial requirements, accounting standards and judgments, appointment and independence of the external auditors, transactions with related parties (including major shareholders), the effectiveness of the internal audit function, the Millicom Group’s approach to risk management and ensuring that an efficient and effective system of internal controls is in place. Ultimate responsibility for reviewing and approving MIC S.A.’s Annual Report and Accounts remains with the Board. The members of the Audit Committee are Ms. Johnson (Chair and financial expert), Mr. Churchill, Ms. Dulá and Mr. Thompson.
Compensation Committee. Pursuant to its charter, the Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation of the CEO and the other senior managers as well as management succession planning. The evaluation of the CEO is conducted by the Compensation Committee. The evaluation criteria and the results of the evaluation are then discussed by the Compensation Committee Chairman with the entire Board. The members of the Compensation Committee are Ms. Erenbjerg (Chair), Mr. Jarnheimer and Mr. Thompson.
The Board, based on guidelines by the Compensation Committee, proposes the remuneration of senior management. Remuneration of the CEO requires Board approval. The guidelines for remuneration of senior management, including STI and LTI, and the share-based incentive plans for Millicom’s employees are approved by the shareholders at the AGM.
Compliance and Business Conduct Committee. MIC S.A.’s Compliance and Business Conduct Committee oversees and makes recommendations to the Board regarding Millicom Group’s compliance programs and standards of business conduct, as well as its information security program. More specifically, the Compliance and Business Conduct Committee:
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
•    ensures that the Millicom Group maintains proper standards of business conduct;
•    provides oversight and direction on information security risk management, including cybersecurity and related threats;
•    ensures that the Company allocates the proper level of resources to information security and cybersecurity;
•monitors results and remediation of findings from audit and assurance activities related to the Company’s information security program; and
•ensures that material information security and cybersecurity issues affecting the Company’s internal control environment are communicated to the Audit Committee of the Company.

The members of the Compliance and Business Conduct Committee are Mr. Almeida (Chairman), Ms. Johnson and Ms. Dulá.
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

D.    Employees
On average, the Millicom Group had approximately 20,687 employees in 2021, 21,419 employees in 2020 and 22,375 employees in 2019. Management believes that relations with the employees are good. Some of our employees belong to a union and approximately 17% of our employees participated in collective agreements on average during 2021. The temporary employees of the Company corresponded to 5% of the average total number of employees in 2021.

E.    Share Ownership
The table below sets forth information regarding the beneficial ownership of our common shares as of January 1, 2022, by our directors and senior management. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of common shares.

Shareholder	Common Shares	Percentage of Common Shares
Mr. José Antonio Ríos García, Chairman of the Board of Directors	18,634	—%
Ms. Pernille Erenbjerg, Deputy Chair	12,936	—%
Mr. Odilon Almeida, Director	11,497	—%
Mr. Bruce Churchill, Director	2,604	—%
Ms. Sonia Dulá, Director	2,604	—%
Mr. Lars-Johan Jarnheimer, Director	7,656	—%
Ms. Mercedes Johnson, Director	8,159	—%
Mr. James Thompson, Director	15,566	—%
Mr. Mauricio Ramos, Executive Director and Chief Executive Officer	232,562	—%
Mr. Tim Pennington, Senior Executive Vice President, Chief Financial Officer	70,095	—%
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America	45,679	—%
Mr. Xavier Rocoplan, Executive Vice President. Chief Technology and Information Officer	51,506	—%
Mr. Karim Lesina, Executive Vice President, Chief External Affairs Officer	—	—%
Mr. Salvador Escalón, Executive Vice President, Chief Legal and Compliance Officer	49,591	—%
Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer	4,536	—%
Directors and members of the Executive Team as a group	533,625*	—%

* less than 1%
None of the members of the Company’s Board of Directors owns any options to purchase common shares of the Company. The Company’s senior management and other key personnel do not own options or rights to purchase common shares under the share-based incentive plans. For more information, see “—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders
To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.
The table below sets out beneficial ownership of our common shares (directly or through SDRs), par value $1.50 each, by each person who beneficially owns more than 5% of our common shares at December 31, 2021.

Name of Shareholder	Common Shares	Percentage of Share Capital
Swedbank Robur Fonder AB (1)	7,157,892	7.0%
Southeastern Asset Management, Inc. (2)	6,836,957	6.7%
Dodge & Cox (3)	5,182,144	5.1%

(1) As of December 31, 2021, Swedbank Robur Fonder AB held 7,157,892 of our common shares (7.0% of common shares then outstanding). As of December 31, 2020, Swedbank Robur Fonder AB held 9,954,857 of our common shares (9.8% of common shares outstanding). As of December 31, 2019, Swedbank Robur Fonder AB held 5,276,526 of our common shares (5.2% of common shares then outstanding).

(2) As of December 31, 2021, Southeastern Asset Management, Inc. held 6,836,957 of our common shares (6.7% of common shares then outstanding).
(3)    As of December 31, 2021, Dodge & Cox held 5,182,144 of our common shares (5.1% of common shares then outstanding). As of December 31, 2020, Dodge & Cox held 4,856,615 of our common shares (4.8% of common shares outstanding). As of December 31, 2019, Dodge & Cox held 9,380,493 of our common shares (9.2% of common shares then outstanding).
Except as otherwise indicated, the holders listed above (“holders”) have sole voting and investment power with respect to all shares beneficially owned by them. The holders have the same voting rights as all other holders of MIC S.A. common shares. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by the holders on a given date, any security which such holder has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of share options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
Based upon the SDR ownership reported by Euroclear Sweden AB, as of December 31, 2021 there were 122 SDR holders in the United States holding 18,918,709 SDRs (representing 18.6% of the outstanding share capital as of such date). According to the records held by Broadridge Corporate Issuer Solutions Inc. reported as of December 31, 2021, there were 79 shareholders in the United States holding 7,599,833 common shares (representing 7.5% of the outstanding share capital as of such date).
However, these figures may not be an accurate representation of the number of beneficial holders nor their actual location because most of the common shares and SDRs were held for the account of brokers or other nominees.

B.    Related Party Transactions
The disclosure as to related party transactions in our audited consolidated financial statements is in some respects broader than that required by Form 20-F. As required by Form 20-F, “related parties” includes enterprises that control, are controlled by or are under common control with MIC S.A., associates, individuals owning directly or indirectly an interest in the voting power of the Company that gives them significant influence over MIC S.A., close family members of such persons, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by certain of the persons listed above. For the purposes of note G.5. to our audited consolidated financial statements, related parties also includes the entities described below, which is beyond the scope of the Form 20-F definition. Nonetheless, for purposes of consistency of presentation, we use the broader definition of related parties used in our audited consolidated financial statements for purposes of this Item 7.B.
The Company conducts transactions with certain related parties on normal commercial terms and conditions. Below are the Millicom Group’s significant related parties:
Kinnevik AB (Kinnevik) and subsidiaries, Millicom’s previous principal shareholder until November 14, 2019, date on which Millicom SDRs were paid out to the shareholders of Kinnevik. See "Introduction" note and note G.5. to our audited consolidated financial statements for additional details.
Helios Towers Africa Ltd (HTA), in which Millicom held a direct or indirect equity interest until October 15, 2019, date on which Millicom lost significant influence on HTA and started accounting for its investments at fair value under IFRS 9, until its final disposal. See note C.7.3. to our audited consolidated financial statements for additional details.

EPM and subsidiaries (EPM), the non-controlling shareholder in our Colombian operations.

Miffin Associates Corp and subsidiaries (Miffin), our joint venture partner in Guatemala until November 12, 2021, date on which Millicom signed and closed an agreement to acquire the remaining 45% equity interest in our joint venture business in Guatemala from Miffin.

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

During 2019, the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services. Transactions and balances with Kinnevik Group companies are disclosed under Other in the tables below.
Helios Towers
Millicom sold its tower assets and leased back a portion of space on the towers in several African countries and contracted for related operation and management services with Helios Towers Africa Ltd ("HTA"). The Millicom Group has future lease commitments in respect of the tower companies. Millicom’s investments in HTA have been listed during 2019, and Millicom resigned from its board of directors' positions, thereby terminating its significant influence on HTA.
Empresas Públicas de Medellín (EPM)
EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia.
Miffin Associates Corp (Miffin)
The Millicom Group purchases and sells products and services from Miffin Group. Transactions with Miffin represent recurring commercial operations, such as purchase of handsets and sale of airtime.
Cable Onda Partners
Our partners in Panama are the non-controlling shareholders of Cable Onda and own 20% of the company, and indirectly 20% of Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.), which was acquired by Cable Onda in August 2019. Additionally, they also hold interests in several entities which have purchasing and selling recurring commercial operations with Cable Onda (such as the sale of content costs, delivery of broadband services, etc.).
The Company had the following expenses and income and gains from transactions with related parties for the periods indicated:

	Year ended December 31
Expenses from transactions with related parties	2021	2020	2019
	(US$ millions)
Purchases of goods and services from Miffin (i)	(165)	(216)	(214)
Purchases of goods and services from EPM	(39)	(37)	(42)
Lease of towers and related services from HTA(ii)	—	—	(146)
Other expenses	(18)	(57)	(10)
Total	(221)	(310)	(412)

(i)    Miffin entities are not considered as related parties since November 12, 2021 (see note A.1.2. to our audited consolidated financial statements).
(ii)     HTA ceased to be a related party on October 15, 2019.

	Year ended December 31
Income and gains from transactions with related parties	2021	2020	2019
	(US$ millions)
Sale of goods and services to Miffin (i)	299	327	306
Sale of goods and services to EPM	14	15	13
Other revenue	2	2	3
Total	314	343	322
(i)    Miffin entities are not considered as related parties since November 12, 2021 (see note A.1.2. to our audited consolidated financial statements).

As at December 31, the Company had the following balances with related parties:

	2021	2020
	(US$ millions)
Liabilities
Payables to Guatemala joint venture (i)	—	231
Payables to Honduras joint venture (ii)	69	103
Payables to EPM	15	20
Payables to Panama non-controlling interests	1	1
Other accounts payable	2	1
Total	87	356

(i) Since November 12, 2021, Tigo Guatemala is accounted for as a subsidiary and intercompany transactions are eliminated on consolidation (see note A.1.2. to our audited consolidated financial statements).
(ii)    Mainly advances for dividends expected to be declared in 2022.

	2021	2020
	(US$ millions)
Assets
Receivables from EPM	2	3
Receivables from Guatemala joint venture (i)	—	206
Receivables from Honduras joint venture (ii)	62	84
Receivables from Panama non-controlling interests	1	1
Other accounts receivable	5	5
Total	70	299

(i) In 2021 and prior to the acquisition of the remaining 45% shareholding, our former joint venture in Guatemala repaid the entire $193 million Millicom shareholder loan granted in October 2020 and originally repayable by January 13, 2022, at the latest.
(ii)    In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefónica Celular S.A. acquired the shares of Navega S.A. de C.V. from its existing shareholders. The sale consideration will be payable in several installments with a final settlement in November 2023. As of December 31, 2021, $24 million out of a total receivable of $53 million is due after more than one year and therefore disclosed in non-current assets. During 2021, our operations in Honduras repaid $30 million to Millicom.

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
For additional details, see note G.3.1. to our audited consolidated financial statements.
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
•the application of the territoriality principle in the determination of the taxable base of municipal taxes in Colombia and Nicaragua; and
•the application of withholding taxes on dividends in Nicaragua.
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
For additional details, see note G.3.2. to our audited consolidated financial statements.
Dividend and Share Buyback Program(s)
Holders of MIC S.A. common shares (and SDRs) are entitled to receive dividends proportionately when, as and if declared by the Company’s Board of Directors and approved by shareholders at the AGM, subject to Luxembourg legal reserve requirements, as well as restrictions in the agreements governing our indebtedness.

On May 4, 2021, the AGM of shareholders of Millicom resolved to authorize (the "Authorization") the Board of Directors of Millicom to adopt a share repurchase plan. On July 29, 2021, Millicom announced that the Board decided to initiate a share repurchase program based on the Authorization. On December 17, 2021, Millicom announced the ending of the repurchase program, as it works towards a rights offering that is planned for the first half of 2022. Under the repurchase program, Millicom acquired 1,369,284 shares.
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

B.    Plan of Distribution
Not applicable to Annual Report filing.

C.    Markets
The SDRs are listed on the main market of Nasdaq Stockholm under the symbol “TIGO SDB (formerly "MIC_SDB”). Nasdaq Stockholm is a regulated market in accordance with the Swedish Securities Market Act and is subject to regulation and supervision by the Swedish Financial Supervisory Authority. The Swedish Securities Market Act provides for the regulation and supervision of the Swedish securities markets and market participants, and the Swedish Financial Supervisory Authority implements such regulation and supervision.
MIC S.A.’s common shares are listed on the Nasdaq Global Select Market in the United States under the symbol “TIGO.”

D.    Selling Shareholders
Not applicable to Annual Report filing.

E.    Dilution
Not applicable to Annual Report filing.

F.    Expenses of the Issue

Not applicable to Annual Report filing.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital
As of December 31, 2021, the Company’s authorized share capital comprised 133,333,200 common shares, of which 101,739,217 common shares were issued, fully paid and outstanding. The common shares have a par value of $1.50 per share. On February 28, 2022, the extraordinary general meeting of shareholders of Millicom resolved to authorize the Board of Directors of Millicom to increase the authorized share capital of the Company from $199,999,800 divided into 133,333,200 shares, with a par value of $1.50 per share, to $300,000,000 divided into 200,000,000 shares, with a par value of $1.50 per share. We have not issued any new shares in the last three years, except shares held in treasury that were used throughout this period to settle share grants to employees.
As of December 31, 2021, the Company held 1,538,256 common shares in treasury at a nominal value of $1.50 per share. These shares are held for purposes of the Company’s long-term incentive programs. Shares held in treasury are not included in the number of shares outstanding and voting rights attached to shares held in treasury are suspended by law. On May 4, 2021, the AGM of shareholders of Millicom resolved to authorize the Board of Directors of Millicom to adopt a share repurchase plan. On July 29, 2021, Millicom announced that the Board decided to initiate a share repurchase program based on the Authorization, which was subsequently terminated on December 17, 2021. As a result of the share repurchase program, Millicom repurchased 1,369,284 common shares during 2021.
As of December 31, 2021, there were 1,421,856 total unvested shares granted under the Company’s long-term incentive programs, as described in “Item 6. Directors, Senior Management and Employees—B. Compensation.” As of such date, no options to acquire our shares were outstanding.

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
The Articles of Association of MIC S.A. define its purpose inter alia as follows: “... to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise. At the extraordinary general meeting of shareholders held on January 7, 2019, the shareholders approved an amendment to article 7 of the Articles of Association to stipulate that the Nomination Committee rules and procedures of the Swedish Code of Corporate Governance will apply to the election of directors to MIC S.A.'s Board of Directors. On February 28, 2022, the shareholders approved an amendment to article 5, paragraphs 1 and 4 of the Articles of Association to reflect the authorized share capital increase, as described in the above section of this form. The valid Articles of Association are filed herewith as Exhibit 1.1.
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
Compensation and Nomination
The decision on annual remuneration of directors is reserved by the Articles of Association to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, directors may vote on the number of shares they own, including the shares allotted under any share-based compensation scheme.

The Nomination Committee makes recommendations for the election of directors to the AGM. At the AGM, shareholders may vote for or against the directors proposed or may abstain. The Nomination Committee reviews and recommends the directors’ fees which are approved by the shareholders at the AGM.
In proposing persons to be elected as directors at the AGM, the Company must comply with the nomination committee rules of the Swedish Code of Corporate Governance, so long as such compliance does not conflict with applicable mandatory law or regulation or the mandatory rules of any stock exchange on which the Company's shares are listed. In the event that the Company does not comply with the nomination committee rules of the Swedish Code of Corporate Governance and a committee of the Board of Directors is established to propose persons to be elected as directors at the AGM, any Shareholder holding at least 20% of the issued and outstanding shares of the Company, excluding treasury shares, has the right to designate: (1) one of the then-serving directors to be a member of such committee, so long as such designation and the director so designated meet the requirements of any applicable mandatory law or regulation or the mandatory rules of any stock exchange on which the Company's shares are listed, and (2) one person, who may or may not be a director, to attend any meeting of such committee as an observer, without the right to vote at such meeting, so long as such attendance does not conflict with applicable mandatory law or regulation or the mandatory rules of any stock exchange on which the Company's shares are listed. Any designation made pursuant to this provision lapses upon such designating Shareholder holding less than 20% of the issued and outstanding shares of the Company, excluding treasury shares.
Borrowing Powers
The Board of Directors generally has unrestricted borrowing powers on behalf of and for the benefit of MIC S.A.
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
Redemption of Shares
The Articles of Association provide for the possibility and set out the terms for the repurchase by MIC S.A. of its own shares, which repurchase must be approved in accordance with applicable law and the rules of any exchange on which MIC S.A.’s shares are listed. A share repurchase plan was approved at our 2021 AGM authorizing the Board of Directors, at any time between May 4, 2021 and the date of the 2022 AGM, provided the required levels of distributable reserves are met by MIC S.A. at that time, either directly or through a subsidiary or a third party, to engage in a share repurchase plan of MIC S.A.’s common shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Share Repurchase Plan”) by using its available cash reserves.
The maximum number of Shares that may be acquired between May 4, 2021 and the date of the 2022 AGM may not exceed five per cent (5%) of Millicom's outstanding share capital as of December 31, 2020.
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
Changes to Shareholder’s Rights
In order to change the rights attached to the shares of MIC S.A., an extraordinary general meeting of shareholders must be duly convened and held before a Luxembourg notary, as under Luxembourg law such change requires an amendment of the Articles of Association. A quorum of presence of at least 50% of the shares present or represented is required at a meeting held after the first convening notice. If such quorum is not met after the first convening notice, there is no quorum of presence requirement at the meeting held after the second convening notice. Any decision must be taken by a majority of two thirds of the votes cast at the general meeting. Any change to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.
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
Disclosure of Shareholder Ownership
As required by the Luxembourg law on transparency obligations of January 11, 2008, as amended (the “Transparency Law”), a shareholder who acquires or disposes of shares, including depositary receipts representing shares in the Company’s capital must notify the Company and the Commission de Surveillance du Secteur Financier of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reaches, exceeds or falls below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applies to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law.

C.    Material Contracts
Bridge Loan Agreement
On November 10, 2021, MIC S.A. entered into a $2.15 billion bridge loan to fund the acquisition of the remaining 45% equity interest in its Guatemala joint venture business. The bridge loan matures on May 10, 2022, with an option to extend for one six-month period. The loan is governed by the bridge loan agreement, dated November 10, 2021, among Millicom International Cellular S.A., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. The bridge loan agreement is included as Exhibit [4.7] to this Annual Report.
Stock Purchase Agreement
On November 11, 2021, the Company entered into an agreement to acquire the remaining 45% equity interest in its Guatemala joint venture business for $2.2 billion in cash. The acquisition was made pursuant to a stock purchase agreement, dated November 11, 2021, among Millicom International II N.V. and Shai Holding S.A., as buyers, and Miffin Associates Corp., as the seller. The stock purchase agreement is included as Exhibit [4.8] to this Annual Report.

4.500% Senior Notes
On October 19, 2020, MIC S.A. issued $500 million 4.500% senior notes that mature on April 27, 2031 (the “Original 4.500% Notes”). The notes were issued pursuant to the indenture for the $500 million 4.500% Senior Notes due 2031, dated October 27, 2020, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit [4.5] to this Annual Report (the “2020 Indenture”). In addition, on September 24, 2021, MIC S.A. issued $308 million of additional notes of the same series pursuant to the 2020 Indenture, which are treated as a single class with the Original 4.500% Notes.
Revolving Credit Facility
MIC S.A. has a $600 million revolving credit facility that matures on October 15, 2025, with an option to extend for two one-year periods. The facility is governed by the revolving credit agreement, dated October 15, 2020, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia. The revolving credit agreement is included as Exhibit [4.2] to this Annual Report.
2028 5.125% Senior Notes
On September 20, 2017, MIC S.A. issued a $500 million 5.125% fixed interest rate bond that matures on January 15, 2028. The bond was issued pursuant to the amended and restated indenture for the $500 million 5.125% Senior Notes due 2028, dated May 30, 2018, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG. The amended and restated indenture is included as Exhibit [4.1] to this Annual Report.
6.625% Senior Notes
On October 16, 2018, to help finance the Cable Onda Acquisition, MIC S.A. issued $500 million aggregate principal amount of its 6.625% fixed interest rate notes that mature on October 15, 2026. The notes were issued pursuant to the indenture for the $500 million 6.625% Senior Notes due 2026, dated October 16, 2018, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit [4.6] to this Annual Report.
Stock Purchase Agreements for Telefónica CAM
On February 20, 2019, MIC S.A., Telefónica Centroamérica Inversiones, S.L. (“Telefónica Centroamérica”) and Telefónica, S.A. (“Telefónica”) entered into a share purchase agreement pursuant to which, subject to the terms and conditions contained therein, MIC S.A. agreed to purchase 100% of the shares of Telefónica Móviles Panamá, S.A., from Telefónica Centroamérica (the “Panama Acquisition”).
On February 20, 2019, MIC S.A., Telefónica Centroamérica and Telefónica entered into a share purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefónica de Costa Rica TC, S.A., from Telefónica (the “Costa Rica Acquisition”). On May 2, 2020, MIC S.A. terminated the Costa Rica Acquisition share purchase agreement. As a result of such termination, Telefónica filed a complaint against Millicom followed by an amended complaint, which seeks unspecified damages, costs, and fees. Millicom believes the complaint is without merit and is vigorously defending against it on the basis that Millicom was entitled to terminate the Costa Rica Acquisition, since the required closing conditions were not met by the contractual due date.

On February 20, 2019, MIC S.A., Telefónica Centroamérica and Telefónica entered into a share purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonía Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefónica Centroamérica (the “Nicaragua Acquisition,” and together with the Panama Acquisition and the Costa Rica Acquisition, the “Telefónica CAM Acquisitions”).
6.250% Senior Notes

On March 25, 2019, to help finance the Telefónica CAM Acquisitions, MIC S.A. issued $750 million aggregate principal amount of its 6.250% Senior Notes due 2029. The notes were issued pursuant to the indenture for the $750 million 6.250% Senior Notes due 2029, dated March 25, 2019, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit [4.3] to this Annual Report.
5.875% Senior Notes

On April 5, 2019, the Company’s subsidiary Telefónica Celular del Paraguay S.A. issued $300 million aggregate principal amount of 5.875% Senior Notes due 2027 (the “Original 5.875% Notes”). The notes were issued pursuant to the indenture for the $300 million 5.875% Senior Notes due 2027, dated April 5, 2019, between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA (the “ 2027 Indenture”). The 2027 Indenture is included as Exhibit [4.11] to this Annual Report. In addition, on January 28, 2020, Telefónica Celular del Paraguay S.A. issued $250 million of additional notes of the same series pursuant to the first supplemental indenture to the 2027 Indenture, which are treated as a single class with the Original 5.875% Notes. The first supplemental indenture is included as Exhibit [4.9] to this Annual Report.
2030 4.500% Senior Notes

On October 28, 2019, the Company’s subsidiary Cable Onda, S.A. issued $600 million aggregate principal amount of 4.500% Senior Notes due 2030. The notes were issued pursuant to the indenture for the $600 million 4.500% Senior Notes due 2030, dated October 28, 2019, among Cable Onda, S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA. The indenture is included as Exhibit [4.11] to this Annual Report.
2032 5.125% Senior Notes

On February 3, 2022, Walkers Fiduciary Limited, the trustee of CT Trust, issued $900 million aggregate principal amount of 5.125% Senior Notes due 2032. The notes are guaranteed by the Company’s subsidiaries in Guatemala and were issued pursuant to the Indenture for the 5.125% Senior Notes due 2032, dated February 3, 2022, among Walkers Fiduciary Limited, the guarantors named therein, and the Bank of New York Mellon. The indenture is included as Exhibit [4.12] to this Annual Report.
2024 Floating-Rate Senior Unsecured Sustainability Bond
On May 15, 2019, MIC S.A. completed its offering of a SEK 2 billion (approximately $208 million) floating-rate senior unsecured sustainability bond due 2024, which is included as Exhibit [4.4] to this Annual Report.
2027 Floating-Rate Senior Unsecured Sustainability Bond
On January 13, 2022, MIC S.A. completed its offering of a SEK 2.25 billion (approximately $252 million) floating-rate senior unsecured sustainability bond due 2027, which is included as Exhibit [4.13] to this Annual Report.

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
Luxembourg resident corporate holders
No dividend withholding should apply on dividends paid by MIC S.A. to (i) a Luxembourg resident company if the conditions of Article 147 of the Luxembourg income tax law (“LITL”) are met, meaning that the Luxembourg residence corporate holder should be a collective entity covered by article 2 of the EU Parent Subsidiary (Council Directive 2011/96/EU of 30 November 2011), (ii) a fully taxable (capital) company not listed in the appendix to article 166 LITL, paragraph 10, (iii) the Luxembourg State, a Luxembourg commune or a Luxembourg syndicate of communes or an undertaking of a Luxembourg public body or to a Luxembourg permanent establishment of a collective entity under (i), (ii) or (iii)), holding shares which meets the qualifying participation test (10% of the share capital or acquisition price of the shares of at least € 1.2 million held or committed to be held for a minimum of 12 months).
Luxembourg resident individual holders
Luxembourg withholding tax on dividends paid by MIC S.A. to a Luxembourg resident individual holder may entitle such holder to a tax credit for the tax withheld.
Non-Luxembourg resident holders
Non-Luxembourg resident shareholders of MIC S.A. should benefit from a withholding tax exemption if the conditions of Article 147 LITL are met, meaning a 10% shareholding or share acquisition price of € 1.2 million held or committed to be held for 12 consecutive months , and that the non-Luxembourg resident should either be (i) an entity which fall within the scope of Article 2 of the European Council Directive 2011/96/EU, as amended (the “Parent-Subsidiary Directive”) and which are not excluded to benefit from this directive under its mandatory general anti-avoidance rule as implemented in Luxembourg, (ii) a corporate holder subject to a tax comparable to Luxembourg corporate income tax and which are resident in a country having concluded a double tax treaty with Luxembourg (such as the United States), (iii) a corporate holder subject to a tax comparable to Luxembourg corporate income tax resident in a State member of the European Economic Area other than a Member State of the EU (or to a Luxembourg permanent establishment of such company) or (iv) a corporate holder resident in Switzerland subject to corporate income tax in Switzerland without benefiting from a tax exemption.
Non-Luxembourg resident holders which do not fall within the scope of Article 147 LITL withholding tax exemption but resident in a State with which Luxembourg has concluded a double tax treaty may claim a reduced withholding tax under the conditions set forth in the relevant double tax treaty.

In the case the non-Luxembourg resident holder fulfills the requirements to benefit from a withholding tax exemption or is entitled to a reduced withholding tax under an applicable double tax treaty but has been subject to this 15% withholding tax, it may claim a refund from the Luxembourg tax administration.
(b)    Luxembourg income tax on dividends and capital gains received from MIC S.A. shares
Fully taxable resident corporate shareholders
For resident corporate taxpayers, dividends (and other payments) derived from shares held in a company and capital gains realized on the sale of shares in a company are, in principle, fully taxable and thus subject to a combined corporate income tax rate of 24.94% (for resident corporate taxpayers established in Luxembourg City and having a tax base exceeding EUR 200,000), except that, as described in further detail below, (i) dividends can benefit either from a full exemption if the conditions of article 166 LITL are met or from a 50% exemption if the conditions of Article 115 (15a) LITL are met, and (ii) capital gains realized by resident corporate shareholders are fully exempt if the conditions of the Grand Ducal Decree of December 21, 2002, (as amended) are fulfilled.
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
If the conditions of the Luxembourg participation exemption, as described above, are not met, 50% of the gross amount of dividends may be exempt from corporate income tax in accordance with Article 115 (15a) LITL if such dividends are received from (i) a fully taxable corporation resident in Luxembourg, (ii) a corporation (a) resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, and (b) fully subject to a tax corresponding to the Luxembourg corporate income tax, or (iii) a company resident in a Member State of the European Union and referred to in Article 2 of the Parent-Subsidiary Directive.
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
50% of the gross amount of dividends derived from shares may however be exempt from income tax, if the conditions laid down under Article 115 (15a) LITL, as described above, are complied with. In addition, a total lump-sum of €1,500 (which is doubled for taxpayers who are jointly taxable) is deductible from the total of dividends received during the tax year in order to determine the total taxable amount of investment income of the taxpayer.
Capital gains realized on the disposal of the shares by resident individual shareholders who act in the course of the management of their private wealth, will in principle only be taxable if said capital gains qualify either as speculative gains or as gains on a substantial participation. A disposal may include a sale, an exchange, a contribution or any other kind of alienation of shares. Capital gains are deemed to be speculative if the shares are disposed within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains realized during the year that are equal to, or are greater than, €500 are subject to income tax at ordinary rates. A participation is deemed to be substantial where a resident individual shareholder holds, either alone or together with his spouse, his partner or minor children, directly or indirectly, at any time within the 5 years preceding the disposal, more than 10% of share capital of a collective entity. A shareholder is also deemed to alienate a substantial participation if such participation (i) has been acquired free of charge, within the 5 years preceding the transfer, and (ii) was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof may benefit from an allowance of up to €50,000 granted for a ten-year period (which is doubled for taxpayers who are jointly taxable). They are subject to income tax according to the half-global rate method (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation).
Capital gains realized on the disposal of the Company’s shares by resident individual shareholders, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.
Non-resident shareholders
Non-resident shareholders (either individual or corporate) owning a non-substantial shareholding are exempt from capital gains taxes. Non-resident shareholders owning a substantial shareholding (more than 10% of share capital of a collective entity) are taxable in Luxembourg on a capital gain realized upon the disposal if at the date of the disposal the shareholding has been owned for not more than six months, unless the non-resident shareholder is resident in a treaty country and the treaty allocates the taxation right for the capital gain to the country of residence. In this latter case, no capital gains tax will be due by non-resident shareholder. Capital gains realized on the disposal of shares by non-resident shareholders that have been owned for more than 6 months are exempt from Luxembourg income tax.
(c)    Other Taxes
Net wealth tax
Whilst non-resident corporate taxpayers may only be subject to net wealth tax on the net assets attributable to a permanent establishment located in Luxembourg or on real estate assets located in Luxembourg, resident corporate taxpayers are in principle subject to net wealth tax at the rate of 0.5% for net wealth up to €500 million and at 0.05% for net wealth exceeding this threshold, unless a double tax treaty provides for an exemption or the asset may benefit from the Luxembourg participation exemption regime. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is basically calculated as the difference between (a) assets estimated at their fair market value and (b) liabilities vis-à-vis third parties, unless one of the exceptions mentioned below are satisfied.
A resident corporate shareholder will be subject to net wealth tax on shares, except if (i) the shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a specialized investment fund governed by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or a family wealth management company governed by the Law of May 11, 2007, on Family Estate Management Companies (as amended) or an undertaking for collective investment governed by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005 (as amended), or a reserved alternative investment fund governed by the law of July 23, 2016, or (ii) if the conditions mentioned above for the participation exemption regime on dividend income are met at the end of the previous year (except that no minimum holding period is required).
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
Despite the above mentioned exceptions, the minimum net wealth tax also applies if the resident corporate shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005 (as amended), or a reserved alternative investment fund having the exclusive purpose of investing in risk capital governed by the law of July 23, 2016.
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
However, a registration duty may be due (i) in the case where the deed acknowledging the issuance/disposal of shares is either attached (annexé) to a deed subject to a mandatory registration in Luxembourg (e.g., public deed) or lodged with a notary’s records (deposé au rang des minutes d’un notaire), or (ii) in case of a registration of such deed on a voluntary basis.
Material U.S. Federal Income Tax Considerations
The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to hold common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of

1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
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
•    tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
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
This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
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

Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ending December 31, 2021. However, our PFIC status for any taxable year is an annual determination that depends on the composition of our income and assets and the market value of our assets, which may change from time to time. In addition, if we expand our lending activities in the future in any significant fashion, our risk of becoming a PFIC will increase. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.
If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares will be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Further, to the extent that any distributions received by a U.S. Holder on its common shares in a taxable year exceed 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we were a PFIC, certain elections (such as mark-to-market election) may be available that would result in alternative tax consequences of owning and disposing of the common shares.
In addition, if we are a PFIC or, with respect to a particular U.S. Holder, are treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
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

F.    Dividends and Paying Agents
Not applicable to Annual Report filing.

G.    Statement by Experts
Not applicable to Annual Report filing.

H.    Documents on Display
We are subject to the reporting and other informational requirements of the Exchange Act, except that as a foreign private issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act, nor are we subject to the same requirements to file periodic reports and financial statements as U.S. companies whose securities are registered under the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov that contains reports and other information about issuers, like us, that file electronically with the SEC.

I.    Subsidiary Information
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK
Financial risk management
Millicom regularly performs risk management assessments and reviews to identify its major risks and to take the necessary steps to mitigate such risks. The principal market risks to which we are exposed are interest rate risk, foreign currency exchange risk and non-repatriation. Each year Millicom Group Treasury revisits and presents to the Audit Committee updated Treasury and Financial Risks Management policies ("Group Treasury and Hedging Policy"). The Millicom Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Millicom Group’s performance in line with its Group Treasury and Hedging Policy. This policy was last reviewed in late 2021.
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

On December 31, 2021 and 2020, the fair value of derivatives held by the Millicom Group may be summarized as follows:

	2021	2020
	(US$ millions)

Derivatives
Cash flow hedge derivatives - asset	21	28
Cash flow hedge derivatives - liability	(1)	(16)
Net derivative asset (liability)	20	12
Interest rate risk
Debt and financing issued at floating interest rates expose the Millicom Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Millicom Group to fair value interest rate risk. The Millicom Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Millicom Group’s policy is to maintain a combination of fixed and floating rate debt with a target that more than 75% of the debt be at fixed rates. The Millicom Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2021, approximately 64% of the Millicom Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2020: 84%). See note C.3.2. to our audited consolidated financial statements for further details on the bridge financing related to the acquisition of Tigo Guatemala and note I on its updated outstanding amount.
The table below summarizes, as at December 31, 2021, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2021
Fixed rate financing	91	151	460	662	372	3,219	4,956
Weighted average nominal interest rate	5.32%	5.04%	5.44%	5.69%	5.29%	5.27%	5.34%
Floating rate financing	1,750	55	26	181	386	391	2,789
Weighted average nominal interest rate	1.75%	8.55%	6.08%	6.48%	4.95%	5.94%	5.94%
Total	1,840	206	487	843	758	3,610	7,744
Weighted average nominal interest rate	1.93%	5.97%	5.47%	5.86%	5.11%	5.34%	5.55%

The table below summarizes, as at December 31, 2020, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2020
Fixed rate financing	80	90	268	561	269	3,498	4,766
Weighted average nominal interest rate	5.81%	5.62%	7.69%	5.44%	5.54%	5.56%	5.67%
Floating rate financing	33	17	171	250	197	256	926
Weighted average nominal interest rate	1.89%	1.28%	2.76%	1.27%	4.49%	0.40%	0.91%
Total	113	107	439	811	467	3,755	5,691
Weighted average nominal interest rate	4.65%	4.95%	5.76%	4.15%	5.09%	5.21%	4.90%

A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2021 would increase or reduce profit before tax from continuing operations for the year by approximately US$28 million (2020: US$9 million).
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
In May 2019, MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the issuance of the SEK 2 billion (approximately $208 million) senior unsecured sustainability bond. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2021, the fair values of the swaps amount to an asset of $6 million.
Interest rate and currency swaps in Costa Rica, Colombia and interest rate swaps in El Salvador
Colombia, El Salvador and Costa Rica operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At December 31, 2021, the fair value of El Salvador amount to a liability of $1 million (December 31, 2020: a liability of $3 million) and the fair value of Colombia swaps amount to an asset of $15 million (December 31, 2020: a liability of $7 million). Costa Rica swaps have been settled as a result of the redemption of the USD facility (see note D.1.2) resulting in a loss of $1.6 million recorded under "Other non-operating (expenses) income, net" (December 31, 2020: liability of $5 million and an asset of $1 million).
Other Interest rate and currency swaps
No other financial instruments have a significant fair value at December 31, 2021.
Foreign currency risk
The Millicom Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. In the years ended December 31, 2021, 2020 and 2019, foreign currency exchange rate fluctuations resulted in a loss of $43 million, $69 million and $32 million, respectively.
Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies, or entering into agreements that limit the risk of exposure to currency fluctuations against the U.S. dollar reporting currency. In some cases, Millicom may also borrow in U.S. dollars where it is either commercially more advantageous for joint ventures and subsidiaries to incur debt obligations in U.S. dollars or where U.S. dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom accepts the remaining currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Millicom Group operates.
The following table summarizes debt denominated in U.S. dollars and other currencies at December 31, 2021 and 2020.

	2021	2020
	(US$ millions)
December 31
Debt denominated in U.S. dollars	4,827	3,384
Debt denominated in currencies of the following countries:
Guatemala	605	na
Colombia	699	614
Tanzania	38	40
Bolivia	310	337
Paraguay	195	180
El Salvador(i)	99	118
Panama(i)	846	869
Luxembourg (SEK denominated)	36	41
Costa Rica	88	107
Total debt denominated in other currencies	2,917	2,307
Total debt	7,744	5,691
(i) El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).

At December 31, 2021, if the U.S. dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $38 million (2020: $45 million). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the U.S. dollar.
Non-repatriation risk
Millicom’s operating subsidiaries and joint ventures generate most of the revenue of the Millicom Group and in the currency of the countries in which they operate. Millicom is therefore dependent on the ability of its subsidiaries and joint venture operations to transfer funds to the Company.
Although foreign exchange controls exist in some of the countries in which Millicom Group companies operate, none of these controls currently significantly restricts the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where the Millicom Group operates, or foreign exchange controls may be introduced in countries where the Millicom Group operates that do not currently impose such restrictions. If such events were to occur, the Company’s ability to receive funds from the operations could be subsequently restricted, which would impact the Company’s ability to make payments on its interest and loans and, or pay dividends to its shareholders. As a policy, all operations which do not face restrictions to deposit funds offshore and in hard currencies should do so for the surplus cash generated on a weekly basis. The Company and its subsidiaries make use of notional and physical cash pooling arrangements in hard currencies to the extent permitted.
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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
    As of December 31, 2021, MIC S.A., under the supervision and with the participation of the Millicom Group’s management, including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Millicom Group’s disclosure controls and procedures. The Millicom Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Millicom Group’s management to allow timely decisions regarding required disclosures. The Millicom Group’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

    Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2021, the Millicom Group’s disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC's rules and forms.

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

    The Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As permitted by the SEC, the Company's management has elected to exclude an assessment of the internal controls over financial reporting of the subsidiaries that formerly comprised the Company's Guatemala joint venture business because the Company acquired the remaining 45% equity interest in such entities on November 12, 2021. The assets of the Guatemala subsidiaries constituted 35.3% of the Company's consolidated total assets as of December 31, 2021 and 4.8% of the Company's total revenue for the year ended December 31, 2021.

    Based on its assessment, management believes that, as of December 31, 2021, the Company’s internal control over financial reporting is effective based on those criteria.

    The Company’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young S.A., the Company’s external independent registered public accounting firm, as stated in its report which follows.

C. Attestation Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Millicom International Cellular S.A.
Opinion on Internal Control Over Financial Reporting
We have audited Millicom International Cellular S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Millicom International Cellular S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2021 consolidated financial statements of the Company and our report dated March 1, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé

Luxembourg,
Grand Duchy of Luxembourg
March 1, 2022

D. Changes in Internal Control over Financial Reporting
In November 2021, the Company acquired the remaining 45% equity interest in its joint venture businesses in Guatemala. The Company is engaged in refining and harmonizing the internal controls and processes of the Guatemala businesses with those of the Company. Except for the foregoing, there has been no change in the Company's internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. [RESERVED]
Item 16A. Audit Committee Financial Expert
    MIC S.A.’s Audit Committee is chaired by Ms. Johnson, and includes Mr. Churchill, Ms. Dulá and Mr. Thompson. MIC S.A.’s Board of Directors has determined that each of Ms. Johnson, Mr. Churchill, Ms. Dulá and Mr. Thompson have the professional experience and knowledge to qualify as “audit committee financial experts” as defined by SEC rules. MIC S.A.’s Board has also determined that each of Ms. Johnson, Mr. Churchill, Ms. Dulá and Mr. Thompson are independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and the applicable Nasdaq listing rules.

Item 16B. Code of Ethics
    Millicom has a Code of Conduct that applies to all employees, contracted staff and management. In May 2019, the Code of Conduct was amended to specify in greater detail our responsibility to regulators and shareholders, and clarify the duty of our employees to report concerns regarding accounting, internal controls, or auditing issues. In the year ended December 31, 2021, Millicom did not waive compliance with its Code of Conduct by its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available at https://www.millicom.com/our-responsibility/compliance/millicom-code-of-conduct/.

Item 16C. Principal Accountant Fees and Services
    The following table summarizes the aggregate amounts paid to Millicom’s auditors for the years ended December 31, 2021 and 2020.

	2021	2020
	(US$ millions)
Audit fees	5.2	5.8
Audit related fees	1.4	0.5
Tax fees	0.1	0.1
Other fees	0.4	0.1
Total	7.1	6.4
    Audit related services consist principally of consultations related to financial accounting and reporting standards, including the issuance of comfort letters for debt and bonds. Tax services consist principally of tax advisory services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2021 and 2020 were approved by the audit committee.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended December 31, 2021 of equity securities that are registered pursuant to Section 12 of the Exchange Act.

Period	(a)Total Number of Shares Purchased(1)	(b)Average Price Paid per Share(2)	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d)Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(3)
08/02/21 – 08/31/21	386,538	38.5	386,538	4,613,462
09/01/21 – 09/30/21	448,436	36.2	448,436	4,165,026
10/01/21 – 10/31/21	417,020	35.9	417,020	3,748,006
11/01/21 – 11/30/21	117,290	33.8	117,290	3,630,716
Total	1,369,284	N/A	1,369,284	Nil (3)

(1)    Amounts expressed in SDRs
(2)    Amounts expressed in USD
(3)    On July 29, 2021, we announced a share repurchase program for the period between August 2, 2021 and the date of Millicom's 2022 AGM. Under the program, the maximum number of Swedish Depository Receipts (SDRs) representing the Company's ordinary shares authorized to be repurchased was the lower of SEK 870 million (approximately USD 100 million) in aggregate purchase price, or 5,000,000 SDRs. On December 17, 2021, we announced the end of the share repurchase program, after purchasing a total of 1,369,284 shares.

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a foreign private issuer incorporated in Luxembourg with its principal stock exchange listing on Nasdaq Stockholm, Millicom follows its “home country” corporate governance practices and the laws of the Grand Duchy of Luxembourg, in lieu of the provisions of the Nasdaq Stock Market’s Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders, the composition and independence requirements of the Nomination Committee and the Compensation Committee and the requirement to have regularly scheduled meetings at which only independent directors are present. The Nasdaq Stock Market’s rules provide for a quorum of no less than 33⅓% of Millicom’s outstanding shares. However, Millicom’s Articles of Association do not require a quorum. The Nasdaq Stock Market’s rules provide for the involvement of independent directors in the selection of director nominees. However, Millicom relies on its home country practices, in lieu of this requirement, which permit its director nominations committee to be comprised of shareholder representatives. The Nasdaq Stock Market’s rules require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation Committee, Millicom relies on its home country practices, in lieu of this requirement, which do not require the Compensation Committee to be comprised solely of directors who qualify as independent for such purposes. The Nasdaq Stock Market’s rules require listed companies to have regularly scheduled meetings at which only independent directors are present. However, Millicom follows its home country practices which do not impose such a requirement.

Item 16H. Mine Safety Disclosure
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. EXHIBITS

1.1*	Amended and Restated Articles of Association of Millicom International Cellular S.A.
2.1*	Description of Share Capital
4.1
Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F, filed with the SEC on December 13, 2018)

4.2
Revolving Credit Agreement, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia dated October 15, 2020 (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 10, 2021)

4.3	Indenture for the $750,000,000 6.250% Senior Notes due 2029 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated March 25, 2019 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2020)

4.4	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2024 (incorporated herein by reference to Exhibit 4.9 to the
Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2020)
4.5	Indenture for the $500,000,000 4.500% Senior Notes due 2031 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 27, 2020 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 10, 2021)

4.6	Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018 (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F, filed with the SEC on December 13, 2018)
4.7*	Bridge Loan Agreement among Millicom International Cellular S.A., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A. dated November 10, 2021
4.8*	Stock Purchase Agreement among Millicom International II N.V. and Shai Holding S.A., as buyers, and Miffin Associates Corp., as seller, dated November 11, 2021
4.9*	Indenture for the $300,000,000 5.875% Senior Notes due 2027 between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA dated April 5, 2019
4.10*	First Supplemental Indenture for the $250,000,000 5.875% Senior Notes due 2027 between
Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA
dated January 28, 2020
4.11*	Indenture for the $600,000,000 4.500% Senior Notes due 2030 among Cable Onda, S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA. Dated October 28, 2019
4.12*	Indenture for the $900,000,000 5.125% Senior Notes due 2032 among Walkers Fiduciary Limited, CT Trust, the guarantors named therein and the Bank of New York Mellon dated February 3, 2022
4.13*	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2.25 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2027
4.14*	Amendment No. 1 to the Custodian Agreement, between Millicom International Cellular S.A. and Skandinaviska Enskilda Banken AB, as depository and custodian, dated as of June 11, 2020
4.15*	Amendment No. 2 to the Custodian Agreement, between Millicom International Cellular S.A. and Skandinaviska Enskilda Banken AB, as depository and custodian, dated as of February [], 2022
4.16*	General Terms & Conditions for Swedish Depository Receipts, dated as of January 2012
8.1*	List of significant subsidiaries

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young S.A.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
0.0	Cover Page Interactive Data File (embedded within the Inline XBRL document)

______________________

*    Filed herewith
**    Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date:	March 1, 2022	By:	/s/ Tim Pennington
Name: Tim Pennington
Title: Senior Executive Vice President, Chief Financial Officer

		By:	/s/ Mauricio Ramos
Name: Mauricio Ramos
Title: Executive Director and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom International Cellular S.A. at December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019
Report of independent registered public accounting firm	F-2
Consolidated statement of income for the years ended December 31, 2021, 2020 and 2019	F-6
Consolidated statement of comprehensive income for the years ended December 31, 2021, 2020 and 2019	F-7
Consolidated statement of financial position at December 31, 2021 and 2020	F-8
Consolidated statement of cash flows for the years ended December 31, 2021, 2020 and 2019	F-10
Consolidated statement of changes in equity for the years ended December 31, 2021, 2020 and 2019	F-12
Notes to the audited consolidated financial statements	F-14

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Millicom International Cellular S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Millicom International Cellular S.A. (the “Group“) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2022 expressed an unqualified opinion thereon.

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

Impairment testing of Goodwill

Description of the Matter
As of December 31, 2021, the Group’s goodwill balance was USD 4,884 million. As described in Note E.1.5 of the consolidated financial statements, goodwill from cash-generating units (CGUs) is tested at least each year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Auditing management’s goodwill impairment testing involved complex management and auditor judgment due to the significant assumptions used to determine the recoverable values of each of the Group’s CGUs. For example, the recoverable values based on value-in-use, determined using the method of discounted cash flows, were sensitive to significant assumptions, such as the projected EBITDA margin, CAPEX intensity (defined as CAPEX divided by total revenues), perpetual growth rates and weighted average cost of capital. These are affected by expectations about future market or economic conditions which are uncertain.

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

Uncertain tax positions

Description of the Matter
As described in Note G.3.2 of the consolidated financial statements, the Group operates in developing countries where the tax systems, regulations and enforcement processes have varying stages of development creating uncertainty regarding the application of the tax law and interpretation of tax treatments. The Group is also subject to regular tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is therefore uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the outcome. At December 31, 2021, the tax risks exposure of the Group's subsidiaries is estimated at USD 343 million, for which provisions of USD 69 million have been recorded in tax liabilities. The Group's share of tax exposure and provisions in its joint ventures amounts to USD 68 million and USD 3 million, respectively.

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

Accounting for business combination

Description of the Matter
As described in Note A.1.2 to the consolidated financial statements, the Group acquired control over the remaining 45% equity interests in its former joint venture in Guatemala (“Tigo Guatemala”) as of November 12, 2021 for USD 2.2 billion. Since this date, the Group fully consolidates Tigo Guatemala. The acquisition was accounted for under the purchase method of accounting. Millicom is currently determining the fair values of Tigo Guatemala’s identifiable assets and liabilities, and the purchase accounting is still provisional as of December 31, 2021.

Auditing the Company’s accounting for its acquisition of Tigo Guatemala was complex due to the overall significance of the acquisition and the estimation uncertainty in determining the provisional values and the related disclosures to be included in the consolidated financial statements as of December 31, 2021. For instance, the Company estimated the provisional values based on the current carrying values of intangibles as identified at the date of the deconsolidation of Tigo Guatemala and the commencement of the accounting for the investment under the equity method in a prior year.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, obtaining an understanding of and evaluating the design and testing the operating effectiveness of the Group’s controls over its accounting for business combinations. For example, we tested controls over management’s evaluation of the purchase contract for terms and conditions that would impact the accounting and the identification, recognition and measurement of the property, plant and equipment and the intangible assets, including the controls over the determination of the significant assumptions used to develop estimates of fair value. Our audit procedures included, among others, inspecting the purchase contract and evaluating the terms and conditions and management’s accounting for such terms and conditions in its purchase accounting. We tested the Company’s underlying data used by the Group to determine the provisional numbers based on the current carrying values of intangibles as identified at the date of the deconsolidation of Tigo Guatemala and the commencement of the accounting for the investment under the equity method. We evaluated the adequacy of the Group’s disclosures.

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
We have served as the Group’s auditor since 2012.
PCAOB ID 1367

Luxembourg, Grand Duchy of Luxembourg
March 1, 2022

Consolidated financial statements for the years ended December 31, 2021, 2020 and 2019
Consolidated statement of income for the years ended December 31, 2021, 2020 and 2019

	Notes	2021(i)	2020	2019
		(US$ millions)
Revenue	B.1.	4,617	4,171	4,336
Cost of sales	B.2.	(1,302)	(1,171)	(1,201)
Gross profit		3,316	3,000	3,135
Operating expenses	B.2.	(1,677)	(1,505)	(1,604)
Depreciation	E.2.2., E.3.	(878)	(890)	(825)
Amortization	E.1.3.	(318)	(318)	(275)
Share of profit in joint ventures	A.2.	210	171	179
Other operating income (expenses), net	B.2.	6	(12)	(34)
Operating profit	B.3.	659	446	575
Interest and other financial expenses	C.3.3., E.3.	(531)	(624)	(564)
Interest and other financial income	C.3.1.	23	13	20
Revaluation of previously held interests in Guatemala	A.1.2.	670	—	—
Other non-operating (expenses) income, net	B.5., C.7.3.	(50)	(106)	227
Profit (loss) from other joint ventures and associates, net	A.3.	(39)	(1)	(40)
Profit (loss) before taxes from continuing operations		732	(271)	218
Tax (charge) credit, net	B.6.	(189)	(102)	(120)
Profit (loss) from continuing operations		543	(373)	97
Profit (loss) from discontinued operations, net of tax	E.4.2.	—	(12)	57
Net profit (loss) for the period		542	(385)	154
Attributable to:
Owners of the Company		590	(344)	149
Non-controlling interests	A.1.4.	(48)	(41)	5
Earnings (loss) per common share for profit (loss) attributable to the owners of the Company
Basic and diluted (US$ per common share) (ii)
— from continuing operations		5.84	(3.28)	0.92
— from discontinued operations		—	(0.12)	0.56
— Total	B.7.	5.84	(3.40)	1.48
(i)    Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details. As a result, numbers might not be directly comparable with previous years' figures.
(ii) There are no dilutive potential ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2021, 2020 and 2019
Consolidated statement of comprehensive income for the years ended December 31, 2021, 2020 and 2019

	2021 (i)	2020	2019
	(US$ millions)
Net profit (loss) for the year	542	(385)	154
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(52)	(19)	(4)
Change in value of cash flow hedges, net of tax effects	18	(1)	(16)
Other comprehensive income (not to be reclassified to the statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	1	(2)	—
Total comprehensive income (loss) for the period	509	(407)	133
Attributable to:
Owners of the Company	565	(360)	131
Non-controlling interests	(57)	(48)	3
Total comprehensive income for the period arises from:
Continuing operations	509	(395)	76
Discontinued operations	—	(12)	57
(i)    Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details. As a result, numbers might not be directly comparable with previous years' figures.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2021, 2020 and 2019
Consolidated statement of financial position at December 31, 2021 and 2020

	Notes	December 31, 2021(i)	December 31, 2020
		(US$ millions)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	E.1.	7,721	3,403
Property, plant and equipment, net	E.2.	3,198	2,755
Right of use assets	E.3.	1,008	895
Investments in joint ventures	A.2.	596	2,642
Investments in associates	A.3.	22	24
Contract costs, net	F.5.	8	5
Deferred tax assets	B.6.	180	197
Derivative financial instruments	D.1.2.	21	27
Amounts due from non-controlling interests, associates and joint ventures	G.5.	24	90
Other non-current assets		74	77
TOTAL NON-CURRENT ASSETS		12,852	10,114

CURRENT ASSETS
Inventories	F.2.	63	37
Trade receivables, net	F.1.	405	351
Contract assets, net	F.5.	69	31
Amounts due from non-controlling interests, associates and joint ventures	G.5.	42	206
Prepayments and accrued income		168	149
Current income tax assets		104	96
Supplier advances for capital expenditure		35	21
Equity investments	C.7.3.	—	160
Other current assets		302	181
Restricted cash	C.5.	203	199
Cash and cash equivalents	C.5.	895	875
TOTAL CURRENT ASSETS		2,286	2,307
Assets held for sale	E.4.2.	—	1
TOTAL ASSETS		15,139	12,422
(i)    The assets and liabilities of Tigo Guatemala are fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details. As a result, numbers might not be directly comparable with previous years' figures.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2021, 2020 and 2019
Consolidated statement of financial position at December 31, 2021 and 2020

	Notes	December 31, 2021 (i)	December 31, 2020
		(US$ millions)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	C.1.	628	630
Treasury shares		(60)	(30)
Other reserves	C.1.	(594)	(562)
Retained profits		2,019	2,365
Net profit (loss) for the year attributable to equity holders		590	(344)
Equity attributable to owners of the Company		2,583	2,059
Non-controlling interests	A.1.4.	157	215
TOTAL EQUITY		2,740	2,274

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	C.3.	5,904	5,578
Lease liabilities	C.4.	996	897
Derivative financial instruments	D.1.2.	1	14
Amounts due to non-controlling interests, associates and joint ventures	G.5.	—	29
Payables and accruals for capital expenditure	E.1.	435	485
Provisions and other non-current liabilities	F.4.2.	364	328
Deferred tax liabilities	B.6.	214	209
TOTAL NON-CURRENT LIABILITIES		7,914	7,540

CURRENT LIABILITIES
Debt and financing	C.3.	1,840	113
Lease liabilities	C.4.	171	123
Put option liability	C.7.4.	290	262
Derivative financial instruments	D.1.2.	—	1
Payables and accruals for capital expenditure		452	345
Other trade payables		347	334
Amounts due to non-controlling interests, associates and joint ventures	G.5.	74	311
Accrued interest and other expenses		539	445
Current income tax liabilities		128	71
Contract liabilities	F.5.	97	90
Provisions and other current liabilities	F.4.1.	546	511
TOTAL CURRENT LIABILITIES		4,485	2,608
Liabilities directly associated with assets held for sale	E.4.2.	—	—
TOTAL LIABILITIES		12,399	10,148
TOTAL EQUITY AND LIABILITIES		15,139	12,422
(i)    The assets and liabilities of Tigo Guatemala are fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details. As a result, numbers might not be directly comparable with previous years' figures.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2021, 2020 and 2019
Consolidated statement of cash flows for the years ended December 31, 2021, 2020 and 2019

	Notes	2021(i)	2020	2019
		(US$ millions)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		732	(271)	218
Profit (loss) before taxes from discontinued operations	E.4.2.	—	(12)	59
Profit (loss) before taxes		731	(283)	276
Adjustments to reconcile to net cash:
Interest expense on leases		131	156	157
Interest expense on debt and other financing		400	468	408
Interest and other financial income		(23)	(13)	(20)
Adjustments for non-cash items:
Depreciation and amortization		1,196	1,208	1,111
Share of net profit in joint ventures	A.2.	(210)	(171)	(179)
(Gain) loss on disposal and impairment of assets, net	B.2., E.4.2.	(6)	20	(40)
Share-based compensation	C.1.	17	24	30
Revaluation of previously held interest in Guatemala	A.1.2.	(670)	—	—
Loss from other joint ventures and associates, net	A.3.	39	1	40
Other non-cash non-operating (income) expenses, net	B.5.	50	106	(227)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(93)	(43)	(119)
Decrease (increase) in inventories		9	(6)	11
Increase (decrease) in trade and other payables, net		6	40	(61)
Increase (decrease) in contract assets, liabilities and costs, net		(5)	8	(2)
Total changes in working capital		(81)	(2)	(172)
Interest paid on leases		(140)	(151)	(141)
Interest paid on debt and other financing		(355)	(411)	(344)
Interest received		4	11	15
Taxes paid		(127)	(142)	(114)
Net cash provided by operating activities		956	821	801
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.	(2,000)	10	(1,014)
Financing exit from the Ghana joint venture	A.2.2.	(37)	—	—
Net proceeds from disposal of subsidiaries and associates, net of cash disposed		30	10	111
Purchase of intangible assets and licenses	E.1.4.	(135)	(202)	(171)
Purchase of property, plant and equipment	E.2.3.	(740)	(622)	(736)
Proceeds from sale of property, plant and equipment	E.3.	11	9	24
Proceeds from disposal of equity investments, net of costs		163	197	25
Dividends and dividend advances received from joint ventures	A.2.2.	13	71	237
Transfer to pledge deposits	C.5.3.	(33)	—	—
Cash (used in) provided by other investing activities, net	D.1.2.	26	32	20
Net cash used in investing activities		(2,703)	(495)	(1,502)
Cash flows from financing activities (including discontinued operations):

Consolidated financial statements for the years ended December 31, 2021, 2020 and 2019

	Notes	2021(i)	2020	2019
Proceeds from debt and other financing	C.6.	3,113	1,470	2,900
Repayment of debt and other financing	C.6.	(1,335)	(1,744)	(1,157)
Loan repayment from (advanced to) joint venture	G.5.	193	(193)	—
Lease capital repayment	C.6.	(137)	(116)	(107)
Advances and dividends paid to non-controlling interests	A.1./A.2.	(6)	(5)	(13)
Share repurchase program		(50)	(10)	—
Dividends paid to owners of the Company	C.2.	—	0	(268)
Net cash provided by (used in) financing activities		1,777	(598)	1,355
Exchange impact on cash and cash equivalents, net		(10)	(17)	(8)
Net (decrease) increase in cash and cash equivalents		20	(289)	645
Cash and cash equivalents at the beginning of the year		875	1,164	528
Effect of cash in disposal group held for sale	E.4.2.	—	0	(9)
Cash and cash equivalents at the end of the year		895	875	1,164
(i)    The cash flows of Tigo Guatemala are fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details. As a result, numbers might not be directly comparable with previous years' figures.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2021, 2020 and 2019
Consolidated statement of changes in equity for the years ended December 31, 2021, 2020 and 2019

	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital(i)	Share premium (i)	Treasury shares	Retained profits(ii)	Other reserves (iii)	Total	Non- controlling interests	Total equity
	(US$ millions)
Balance on January 1, 2019	101,739	(914)	153	482	(81)	2,525	(538)	2,542	251	2,792
Total comprehensive income for the period	—	—	—	—	—	149	(19)	131	3	133
Dividends (iv)	—	—	—	—	—	(267)	—	(267)	—	(267)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares (vii)	—	(132)	—	—	(12)	4	—	(8)	—	(8)
Share based compensation (v)	—	—	—	—	—	—	29	29	1	30
Issuance of shares under share-based payment schemes	—	465	—	(2)	41	(12)	(25)	1	—	1
Effect of restructuring in Tanzania (vi)	—	—	—	—	—	(27)	9	(18)	18	—
Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680
Total comprehensive income for the year	—	—	—	—	—	(344)	(15)	(360)	(48)	(407)
Dividends (iv)	—	—	—	—	—	—	—	—	—	—
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(8)	(8)
Purchase of treasury shares	—	(467)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation (v)	—	—	—	—	—	—	24	24	—	24
Issuance of shares under share-based payment schemes	—	521	—	(2)	40	(11)	(26)	1	—	1
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the year	—	—	—	—	—	590	(25)	565	(57)	509
Dividends (iv)	—	—	—	—	—	—	—	—	—	—
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares(vii)	—	(1,471)	—	—	(56)	2	—	(54)	—	(54)
Share based compensation(v)	—		—	—	—	—	18	18	1	19
Issuance of shares under share-based payment schemes	—	459	—	(2)	26	2	(25)	1	—	1
Change in scope of consolidation (viii)	—	—	—	—	—	(5)	—	(5)	—	(5)
Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
(i)Share capital and share premium – see note C.1.
(ii)Retained profits – includes profit for the year attributable to equity holders, of which $486 million (2020: $310 million; 2019: $306 million) are not distributable to equity holders.
(iii)Other reserves – see note C.1.

Consolidated financial statements for the years ended December 31, 2021, 2020 and 2019
(iv)Dividends – see note C.2.
(v)Share-based compensation – see note C.1.
(vi)Effect of the restructuring in Tanzania A.1.2.
(vii)During the year ended December 31, 2021, Millicom repurchased 1,369,284 shares (2020: 350,000 shares), for a total amount of $50 million (2020: 10 million, 2019: nil) and withheld approximately 102,000 shares (2020: 117,000) for settlement of tax obligations on behalf of employees under share-based compensation plans.
(viii)Cloud 2 Nube S.A. was a subsidiary owned by the Group at 55% and already fully consolidated as Millicom had control over it. As a result, in accordance with IFRS 10, the acquisition of the remaining 45% in Cloud 2 Nube S.A. has been treated as an equity transaction and non-controlling interests amounting to less than $1 million were transferred to the Group's equity against a purchase consideration of $5 million.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
The Company’s shares are traded as Swedish Depositary Receipts on the Stockholm stock exchange under the symbol TIGO_SDB (formerly MIC SDB) and, since January 9, 2019, on the Nasdaq Stock Market in the U.S. under the ticker symbol TIGO. The Company has its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.
On November 14, 2019, Millicom's historical principal shareholder, Kinnevik AB, distributed its entire (approximately 37% of Millicom's outstanding shares) shareholding in Millicom to its own shareholders through a share redemption plan. Since that date, Kinnevik is no longer a related party or shareholder in Millicom.
On February 25, 2022, the Board of Directors authorized these consolidated financial statements for issuance.
Business activities
Millicom operates its mobile businesses in Latin America (Bolivia, Colombia, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay), and in Africa (Tanzania).
Millicom operates various cable and fixed line businesses in Latin America (Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay). Millicom also provides direct to home satellite service in most of its Latam countries.
On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala"). As a result, Millicom owns 100% equity interest in Tigo Guatemala and fully consolidates it since that date. As a result, the statements of income, cash flows and financial position in these consolidated financial statements might not be directly comparable with previous years' figures.
When preparing and disclosing its segment information, the Group includes Honduras and Guatemala in the Latin America (Latam) segment figures as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions (see note B.3. Segmental information). The Tigo Guatemala acquisition has no impact on the way we present our Latin America segment because it included our Guatemala joint venture as if it was already fully consolidated.
Millicom also provides Mobile Financial Services (MFS) and holds small minority investments in other businesses such as micro-insurance (Milvik).
COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance
Impact on our markets and business
During 2021, economic activity recovered in our markets as most countries eased the lockdowns implemented at the beginning of the pandemic, and remittances from the U.S. to Central America sustained double-digit growth year-on-year. Meanwhile, vaccination rates were above 50% in Colombia, Costa Rica, El Salvador and Panama and were below 30% in Guatemala. Some countries experienced spikes in the number of COVID cases during the last semester, but governments generally refrained from imposing strict lockdowns, choosing instead to use curfews or voluntary quarantine programs, which had a negligible effect on commercial activity.
As of December 31, 2021, and for the year ended December 31, 2021, management did not identify any significant adverse accounting effects as a result of the pandemic.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
The following table presents functional currency translation rates for the Group’s locations to the US dollar on December 31, 2021, 2020 and 2019 and the average rates for the years ended December 31, 2021, 2020 and 2019.

Exchange Rates to the US Dollar	Functional Currency	2021 Year-end Rate	2020 Year-end Rate	Change %	2021 Average Rate	2020 Average Rate	Change %	2019 Average Rate
Bolivia	Boliviano (BOB)	6.91	6.91	—%	6.91	6.91	—%	6.91
Colombia	Peso (COP)	3,981	3,433	(13.8)%	3,756	3,695	(1.6)%	3,296
Costa Rica	Costa Rican Colon (CRC)	645	617	(4.3)%	625	590	(5.6)%	588
El Salvador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ghana	Cedi (GHS)	6.18	5.87	(5.1)%	5.94	5.75	(3.2)%	5.33
Guatemala	Quetzal (GTQ)	7.72	7.79	1.0%	7.74	7.73	(0.1)%	7.71
Honduras	Lempira (HNL)	24.43	24.20	(1.0)%	24.12	24.65	2.2%	24.59
Luxembourg	Euro (EUR)	0.88	0.82	(6.9)%	0.85	0.87	3.4%	0.89
Nicaragua	Cordoba (NIO)	35.52	34.82	(2.0)%	35.17	34.34	(2.4)%	33.12
Panama	Balboa (B/.) (i)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paraguay	Guarani (PYG)	6,886	6,900	0.2%	6,790	6,758	(0.5)%	6,232
Sweden	Krona (SEK)	9.05	8.23	(9.1)%	8.59	9.16	6.6%	9.43
Tanzania	Shilling (TZS)	2,305	2,319	0.6%	2,313	2,312	—%	2,304
United Kingdom	Pound (GBP)	0.74	0.73	(1.0)%	0.73	0.77	6.2%	0.78

(i) the balboa is tied to the United States dollar at an exchange rate of 1:1.

New and amended IFRS accounting standards
The following new or amended standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments.
•Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. While the Group has implemented this amendment already in 2020, the IASB (in March 2021) extended its initial application beyond June 30, 2021, by one additional year.
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
The Group has inventoried financial assets or liabilities (including lease liabilities), as well as hedging instruments, with IBOR features and concluded that it was not significantly exposed to this reform.
The following changes to standards not yet effective are not expected to materially affect the Group:
•Amendments effective for annual periods starting on January 1, 2022:
•IFRS 3 'Business Combinations' - Reference to Conceptual Framework.
•IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.
•IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.
•Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.
•Amendments effective for annual periods starting on January 1, 2023:

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
•Amendments to IAS 1, 'Presentation of Financial Statements' : These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The IASB also issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements (not yet endorsed by the EU).
•IFRS 17, ‘Insurance contracts’
•Amendments to IFRS 17, ‘Insurance contracts’(not yet endorsed by the EU).
•IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates (not yet endorsed by the EU).
The following changes to standards are effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU) and their potential impact on the Group consolidated financial statements is currently being assessed by Management:
•Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognising deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
Judgments
Management apply judgment in accounting treatment and accounting policies in preparation of these financial statements. In particular, a significant level of judgment is applied regarding the following items:
•    Acquisitions – measurement at fair value of existing and newly identified assets, including the measurement of property, plant and equipment and intangible assets (e.g. particularly the customer lists being sensitive to significant assumptions as disclosed in note A.1.2.), liabilities, contingent liabilities and remaining goodwill; the assessment of useful lives (see notes A.1.2., E.1.1., E.1.5., E.2.1.);
•    Impairment testing – key assumptions related to future business performance, perpetual growth rates and discount rates (see notes E.1.2., E.1.6., E.2.2.);
•     Revenue recognition – whether or not the Group acts as principal or as an agent, when there is one or several performance obligations and the determination of stand-alone selling prices (see note B.1.1.);
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
•    Revenue recognition (see note B.1.1.);
•    Impairment testing including weighted average cost of capital ("WACC"), EBITDA margins, Capex intensity and long term growth rates (see note E.1.6.);

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

A.1. Subsidiaries
Subsidiaries are all entities which Millicom controls. Millicom controls an entity when it is exposed to, or has rights to variable returns from its investment in the entity, and has the ability to affect those returns through its power over the subsidiary. Millicom has power over an entity when it has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the entity’s returns. Generally, control accompanies a shareholding of more than half of the voting rights although certain other factors (including contractual arrangements with other shareholders, voting and potential voting rights) are considered when assessing whether Millicom controls an entity. For example, although Millicom holds less than 50 % of the shares in its Colombian businesses, it holds more than 50 % of shares with voting rights. The contrary may also be true (e.g. Honduras where we own 66.7% of the shares but there is a super majority requirement at the board for decisions about the relevant activities of the operation). Our main subsidiaries are as follows:

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

Entity	Country	Activity	December 31, 2021 % holding	December 31, 2020 % holding	December 31, 2019 % holding
Latin America			In %	In %	In %
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, MFS, Cable, DTH	100	100	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, MFS, Cable	100	100	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, Pay-TV	100	100	100
Cable Onda S.A (i).	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	80	80	80
Grupo de Comunicaciones Digitales, S.A. (formerly Telefonica Moviles Panama, S.A.)(ii)	Panama	Mobile	80	80	80
Telefonia Celular de Nicaragua S.A. (ii)	Nicaragua	Mobile	100	100	100
Colombia Móvil S.A. E.S.P. (iii)	Colombia	Mobile	50-1 share	50-1 share	50-1 share
UNE EPM Telecomunicaciones S.A.(iii)	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share	50-1 share	50-1 share
Edatel S.A. E.S.P. (iii)	Colombia	Fixed-line, Internet, Pay-TV, Cable	50-1 share	50-1 share	50-1 share
Comunicaciones Celulares S.A. (iv) (v)	Guatemala	Mobile, MFS	100	55	55
Navega.com S.A. (iv) (v)	Guatemala	Cable, DTH	100	55	55
Africa
MIC Tanzania Public Limited Company	Tanzania	Mobile, MFS	98.5	98.5	98.5
Zanzibar Telecom Limited	Tanzania	Mobile, MFS	98.5	98.5	98.5
Unallocated
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100	100
Millicom LIH S.A.	Luxembourg	Holding Company	100	100	100
MIC Latin America B.V.	Netherlands	Holding Company	100	100	100
Millicom Africa B.V.	Netherlands	Holding Company	100	100	100
Millicom Holding B.V.	Netherlands	Holding Company	100	100	100
Millicom International Services LLC	USA	Services Company	100	100	100
Millicom Services UK Ltd	UK	Services Company	100	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100	100
(i)    Acquisition completed on December 13, 2018. Cable Onda S.A. is fully consolidated as Millicom has the majority of voting shares to direct the relevant activities. See note A.1.2..
(ii)    Companies acquired during 2019. See note A.1.2..
(iii)    Fully consolidated as Millicom has the majority of voting shares to direct the relevant activities.
(iv) Acquisition completed on November 12, 2021(see Note A.1.2.). Millicom now owns 100% equity interest in Tigo Guatemala compared to 55% before the transaction. While Millicom owned more than 50% of the shares in these entities and had the right to nominate a majority of the directors of each of these entities, key decisions over the relevant activities were taken by a super majority vote. This effectively gave either shareholder the ability to veto any decision and therefore neither shareholder had sole control over the entity. Therefore, the operations of these joint ventures were accounted for under the equity method. See note A.2.1..
(v)    Tigo Guatemala is made up of the 2 entities in the table above, but also by the following less material entities: Comunicaciones Corporativas S.A. (“COMCORP”), Servicios Innovadores de Comunicación y Entretenimiento S.A. (“SICESA”), Distribuidora de Comunicaciones de Occidente S.A. (“COOCSA”), Distribuidora de Comunicaciones de Oriente S.A. (“COORSA”), Distribuidora Internacional de Comunicaciones S.A. (“INTERNACOM”), Servicios Especializados en Telecomunicaciones S.A. (“SESTEL”), Distribuidora Central de Comunicaciones, S.A. (“COCENSA”) and Cloud 2 Nube S.A. ("C2N").

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

A.1.2. Acquisition of subsidiaries and changes in non-controlling interests in subsidiaries
Scope changes 2021
On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition has been financed through a bridge facility (see note C.3).
Millicom is currently determining the fair value of Tigo Guatemala identifiable assets and liabilities, however, this purchase accounting is still provisional at December 31, 2021, particularly in respect of the evaluation of the tangible, intangible assets, right of use assets and lease liabilities. For the purpose of the valuation of the intangible assets (excluding goodwill), the provisional numbers are based on the current carrying values of intangibles as identified at the date of the deconsolidation of Tigo Guatemala and the commencement of the accounting for the investment under the equity method. Out of these intangibles (excluding goodwill), the brand is currently recorded at $848 million and is expected to have an indefinite useful live (see note E.1).

At acquisition date - November 12, 2021	Provisional fair values (100%) ($ millions)
Intangible assets (excluding goodwill)	1,294
Property, plant and equipment	547
Right of use assets	189
Other non-current assets	5
Current assets (excluding cash)	245
Trade receivables	42
Cash and cash equivalents	199
Total assets acquired	2,521
Lease liabilities	205
Other debt and financing	417
Other liabilities	280
Total liabilities assumed	901
Fair value of assets acquired and liabilities assumed, net - A	1,620
Purchase consideration (45%) - B	2,195
Implied fair value (100% of business) - C	4,877
Carrying value of our investment in joint venture at acquisition date - D	2,013
Goodwill arising on change of control - B+D-A=E	2,588
Revaluation of previously held interests - C-B-D=F (i)	670
Total provisional goodwill - E+F=G	3,258
(i)    The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value ($2,683 million); the resulting gain has been recognized in the statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation (see above).

The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is currently not expected to be tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and a net profit of $43 million to the Group. If Tigo Guatemala had been acquired on January 1, 2021 incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Scope changes 2020
There were no material acquisitions in 2020.

Scope changes 2019
1. Telefónica CAM Acquisitions
On February 20, 2019, MIC S.A., Telefónica Centroamérica and Telefónica, S.A. entered into 3 separate share purchase agreements (the “Telefónica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefónica Móviles Panamá, S.A., a company incorporated under the laws of Panama, from Telefónica Centroamérica (the “Panama Acquisition”), 100% of the shares of Telefónica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefónica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonía Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefónica Centroamérica (the “Nicaragua Acquisition”). While Millicom completed both acquisitions in Nicaragua and Panama, it announced on May 2, 2020 that it had terminated the Share Purchase Agreement in relation to the Costa Rica Acquisition (see note G.3.1.). The aggregate purchase price for the Telefónica Panama and Nicaragua Acquisitions was $1.08 billion, which has been subject to purchase price adjustments - see below.
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
a) Nicaragua Acquisition
This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights into Telefonía Celular de Nicaragua, S.A. ("Nicaragua") and controls it. On the same day, Millicom paid an original cash consideration of $437 million, which was adjusted to $430 million as of December 31, 2019 and finally adjusted to $426 million in 2020. For the purchase accounting, Millicom determined the final fair values of Nicaragua's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting was finalized by May 16, 2020 and has not materially changed since December 31, 2019, with the exception of the final price adjustment.
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
b) Panama Acquisition

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
This transaction closed on August 29, 2019 after receipt of the necessary approvals and, since that date, Cable Onda, which is 80% owned by Millicom, holds all voting rights in Grupo de Comunicaciones Digitales, S.A., formerly Telefónica Móviles Panamá, S.A. ("Panama") and controls it. On the same day, Cable Onda paid an original cash consideration of $594 million to acquire 100% of the shares of Panama, finally adjusted to $587 million during Q3 2020. No non-controlling interests are recognized at acquisition date as Cable Onda acquired 100% of the shares of Panama. However, non-controlling interests are recognized on Panama's results from the date of acquisition.
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
3. Others
During the year ended December 31, 2019, the Group also completed minor additional acquisitions and scope changes.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
A.1.3. Disposal of subsidiaries and decreases in non-controlling interests of subsidiaries
Chad
On June 26, 2019, the Group completed the disposal of its operations in Chad for a cash consideration of $110 million. In August 2020, the Group and the buyer of our operations in Chad agreed on a final price adjustment of $8 million in favor of the buyer. This price adjustment had been disbursed in September 2020 and recorded under the results from discontinued operations in the Group's statement of income. In accordance with Group practices, the Chad operation had been classified as assets held for sale and discontinued operations as from June 5, 2019 and comparative periods restated. On June 26, 2019, Chad was deconsolidated and a gain on disposal of $77 million was recognized (see also note E.4.).
Rwanda
On December 19, 2017, Millicom announced that it had signed an agreement for the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited for a final cash consideration of $51 million, including a deferred cash payment for an amount of $18 million, which has been finally settled in January 2020. The sale was completed on January 31, 2018. On that day, Millicom's operations in Rwanda have been deconsolidated and no material loss on disposal was recognized. However, a loss of $32 million was recognized in 2019 corresponding to the recycling of foreign currency exchange losses accumulated in equity since the creation of the local operation. This loss had been recognized under ‘Profit (loss) for the 2019 year from discontinued operations, net of tax’.
Other disposals
For the years ended December 31, 2021, 2020 and 2019, Millicom did not dispose of any other significant investments.

A.1.4. Summarized financial information relating to significant subsidiaries with non-controlling interests
At December 31, 2021 and 2020, Millicom’s subsidiaries with material non-controlling interests were the Group’s operations in Colombia and Panama.
Statement of Financial Position – non-controlling interests

	December 31,
	2021	2020
	(US$ millions)
Colombia	83	133
Panama	74	81
Others	—	1
Total	157	215

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Profit (loss) attributable to non-controlling interests

	2021	2020	2019
	(US$ millions)
Colombia	(40)	(23)	11
Panama	(7)	(18)	(6)
Others	(1)	—	—
Total	(48)	(41)	5

The summarized financial information for material non-controlling interests in our operations in Colombia and Panama is provided below. This information is based on amounts before inter-company eliminations.
Colombia

	2021	2020	2019
	(US$ millions)
Revenue	1,414	1,346	1,532
Total operating expenses	(509)	(470)	(543)
Operating profit	100	129	164
Net (loss) for the year	(80)	(46)	23
50% non-controlling interest in net (loss)	(40)	(23)	11
Total assets (excluding goodwill)	2,336	2,589	2,256
Total liabilities	2,158	2,303	1,891
Net assets	178	286	365
50% non-controlling interest in net assets	89	143	183
Consolidation adjustments	(6)	(10)	(13)
Total non-controlling interest	83	133	170
Dividends and advances paid to non-controlling interest	(5)	(4)	(12)
Net cash from operating activities	272	370	363
Net cash from (used in) investing activities	(295)	(311)	(260)
Net cash from (used in) financing activities	30	(47)	(67)
Exchange impact on cash and cash equivalents, net	(10)	(15)	0
Net increase (decrease) in cash and cash equivalents	(2)	(3)	36

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Panama

	2021	2020	2019 (i)
	(US$ millions)
Revenue	633	585	475
Total operating expenses	(207)	(197)	(148)
Operating profit	7	(60)	(15)
Net (loss) for the year	(37)	(89)	(31)
20% non-controlling interest in net (loss)	(7)	(18)	(6)
Total assets (excluding Millicom's goodwill in Cable Onda)	1,717	1,734	1,905
Total liabilities	1,347	1,327	1,411
Net assets	371	407	494
20% non-controlling interest in net assets	74	81	99
Total non-controlling interest	74	81	99
Net cash from operating activities	179	193	167
Net cash from (used in) investing activities	(118)	(100)	(693)
Net cash from (used in) financing activities	(43)	(69)	580
Net increase in cash and cash equivalents	17	24	54
(i)    In 2019, Cable Onda acquired Telefónica Panama for $587 million (note A.1.2.), financed by issuing a $600 million Senior Notes due 2030 (note C.3.1.) The 2019 figures include the full year results and cash flows of Cable Onda, as well as 4 months of Telefónica Panama which was consolidated from September 1, 2019.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
A.2. Joint ventures
Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.
At December 31, 2021, the equity accounted net assets of our joint venture in Honduras totaled $406 million (December 31, 2020: Honduras: $422 million; Guatemala: $2,649 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $3 million (December 31, 2020: $153 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2021, Millicom's joint venture in Honduras did not pay any dividend or dividend advances to the Company while Guatemala paid $13 million during the period from January 1, 2021 until November 12, 2021 (December 31, 2020: Honduras: $24 million; Guatemala: $47 million).
Our main joint ventures are as follows:

Entity	Country	Activity	December 31, 2021 % holding	December 31, 2020 % holding
Telefonica Celular S.A. (i)	Honduras	Mobile, MFS	66.7	66.7
Navega S.A. de CV (i)	Honduras	Cable	66.7	66.7
Comunicaciones Celulares S.A. (ii)	Guatemala	Mobile, MFS	na	55
Navega.com S.A. (ii)	Guatemala	Cable, DTH	na	55
Bharti Airtel Ghana Holdings B.V. (iii)	Ghana	Mobile, MFS	50	50
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
(ii)On November 12, 2021 Millicom signed and closed an agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala"). As a result, Millicom owns 100% equity interest in Tigo Guatemala and fully consolidates it since that date. Until November 12, 2021, Millicom owned more than 50% of the shares in these entities and had the right to nominate a majority of the directors of each of these entities. However, key decisions over the relevant activities were taken by a super majority vote. This effectively gave either shareholder the ability to veto any decision and therefore neither shareholder had sole control over the entity. Therefore, the operations of these joint ventures were accounted for under the equity method prior to the acquisition.
(iii)On October 13, 2021, Millicom, along with its joint venture partner Bharti Airtel Limited, closed the disposal of AirtelTigo Ghana to the Government of Ghana (a subsidiary of Bharti Airtel Limited). Millicom still owns 50% of Bharti Airtel Ghana Holdings B.V.
The carrying values of Millicom’s investments in joint ventures were as follows:
Carrying value of investments in joint ventures at December 31

	2021	2020
	(US$ millions)
Honduras operations (i)	596	610
Guatemala operations (i)	—	2,031
AirtelTigo Ghana operations	—	—
Total	596	2,642
(i)    Includes all the companies under the Honduras and Guatemala groups (for Guatemala, until acquisition date - See Note A.2.1.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
The table below summarizes the movements for the year in respect of the Group’s joint ventures carrying values:

	Guatemala(i)	Honduras (i)	Ghana(ii)
	(US$ millions)
Opening balance at January 1, 2020	2,089	708	—
Disposal of the Group's investment in Navega to Celtel (iii)	—	(83)	—
Results for the year	144	27	—
Dividends declared during the year	(199)	(55)	—
Currency exchange differences	(3)	13	—
Closing balance at December 31, 2020	2,031	610	—
Capital increase	—	—	38
Results for the year	183	27	(38)
Utilization of past recognized losses	—	—	—
Dividends declared during the year	(201)	(34)	—
Currency exchange differences	—	(7)	—
Change in consolidation scope	(2,013)	—	—
Closing balance at December 31, 2021	—	596	—
(i)    Share of profit is recognized under ‘Share of profit joint ventures’ in the statement of income for the year ended December 31, 2021 for Honduras and for the period from January 1, 2021 until November 12, 2021 for Guatemala (see note A.1.2.)
(ii)    Share of profit (loss) is recognized under ‘Income (loss) from other joint ventures and associates, net’ in the statement of income.
(iii)     See note G.5.
(iv)    On October 13, 2021, Millicom, along with its joint venture partner Bharti Airtel Limited, closed the disposal of AirtelTigo Ghana to the Government of Ghana. As part of the closing conditions, each partner committed and paid $37.5 million for the reimbursement of certain local bank facilities which has been provided for during the first-nine months in the statement of income under the line "Profit (loss) from other joint ventures and associates, net
At December 31, 2021 and 2020 the Group had not incurred obligations, nor made payments on behalf of the Honduras or Ghana operations.

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

A.2.2. Material joint ventures – Guatemala, Honduras and Ghana operations
Summarized financial information for the years ended December 31, 2021, 2020 and 2019 of the Guatemala (until acquisition), Honduras and Ghana (until disposal) operations is as follows. This information is based on amounts before inter-company eliminations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

Honduras

	2021	2020	2019
	(US$ millions)
Revenue	589	552	594
Depreciation and amortization	(124)	(132)	(132)
Operating profit	99	77	102
Financial income (expenses), net	(34)	(24)	(37)
Profit before taxes	62	58	60
Charge for taxes, net	(22)	(19)	(21)
Profit for the year	40	39	39
Net profit for the year attributable to Millicom	27	27	27
Dividends and advances paid to Millicom	—	24	28
Total non-current assets (excluding goodwill)	473	461	516
Total non-current liabilities	362	533	469
Total current assets	176	300	312
Total current liabilities	305	236	183
Total net assets	(18)	(8)	176
Group's share in %	66.7%	66.7%	66.7%
Group's share in USD millions	(12)	(5)	117
Goodwill and consolidation adjustments	608	615	591
Carrying value of investment in joint venture	596	610	708

Cash and cash equivalents	39	60	40
Debt and financing – non-current	267	390	384
Debt and financing – current	73	10	39
Net cash from operating activities	166	151	169
Net cash from (used in) investing activities	(89)	(145)	(77)
Net cash from (used in) financing activities	(98)	14	(77)
Net (decrease) increase in cash and cash equivalents	(21)	20	15
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
On September 19, 2019, Navega S.A. de C.V., entered into a new facility agreement with Banco Industrial S.A. for an amount of $20 million and a duration of 10 years. The new agreement bears an annual interest of LIBOR plus 3.80% , subject to a floor of 5.25%. and will be used to refinance the portion corresponding to it as borrower under the $250 million facility with Scotiabank dated March 27, 2015.
On June 1, 2020, Telefónica Celular, S.A. de C.V. executed a $32 million bank loan agreement in equivalent amount in local currency for a 10-year term.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Guatemala

	2021(ii)	2020 (i)	2019
	(US$ millions)
Revenue	1,379	1,503	1,434
Depreciation and amortization	(282)	(323)	(313)
Operating profit	462	452	429
Financial income (expenses), net (i)	(40)	(95)	(66)
Profit before taxes	432	347	356
Charge for taxes, net	(99)	(83)	(79)
Profit for the year	333	264	277
Net profit for the year attributable to Millicom	183	144	152
Dividends and advances paid to Millicom	13	47	209
Total non-current assets (excluding goodwill)	N/A	2,195	2,517
Total non-current liabilities	N/A	751	1,216
Total current assets	N/A	742	717
Total current liabilities	N/A	523	251
Total net assets	N/A	1,662	1,767
Group's share in %	N/A	55%	55%
Group's share in USD millions	N/A	914	972
Goodwill and consolidation adjustments	N/A	1,117	1,117
Carrying value of investment in joint venture	N/A	2,031	2,089

Cash and cash equivalents	N/A	188	189
Debt and financing – non-current	N/A	619	1,152
Debt and financing – current	N/A	24	21
Net cash from operating activities	611	598	588
Net cash from (used in) investing activities	(192)	(289)	(205)
Net cash from (used in) financing activities	(406)	(308)	(412)
Exchange impact on cash and cash equivalents, net	1	(2)	1
Net increase in cash and cash equivalents	13	(1)	(28)
(i)    In 2020, Financial expenses include a $18 million charge related to early redemption of bonds - see below.
(ii) Information for the statement of income and cash flows is for the period from January 1 to November 12, 2021. No information is disclosed on statement of financial position items as these are now fully consolidated in the Group numbers.
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
On November 18, 2020, the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 was early redeemed at a redemption price equal to 102.292% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest of $16 million, resulting in an aggregate amount of $834 million. The redemption premium ($18 million) and additional interest ($7 million), as well as the remaining unamortized deferred costs of $8 million were recorded as financial expenses during the year. This early redemption was financed through local financing in local currency as well as by shareholder loans (see note G.5.).
The impact on the Group's statement of income was a $18 million expense (at 55% ownership) reported on the line "Share of profit in joint ventures".
On October 5, 2020, Comcel executed a credit agreement with Banco Industrial for GTQ 1,697 million (approximately $218 million using the exchange rate as of December 31, 2020) for a 5 year term to refinance other credit agreements with Banco Industrial and to finance and refinance working capital, capital expenditures and general corporate purposes.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

AirtelTigo Ghana
Our joint venture in Ghana has been disposed of during the year. The only material effect for this year's statement of income is the loss recognized on the exit financing which is further explain in note A.2.. Therefore, the 2021 financial information is not disclosed in the table below.

	2020	2019

Revenue	132	142
Depreciation and amortization	(42)	(69)
Operating loss	(30)	(72)
Financial income (expenses), net	(41)	(77)
Loss before taxes	(85)	(123)
Charge for taxes, net	—	—
Loss for the period	(85)	(123)
Net loss for the period attributable to Millicom	0	(40)
Total non-current assets (excluding goodwill)	204	168
Total non-current liabilities	289	245
Total current assets	41	42
Total current liabilities	218	187
Total net assets	(263)	(223)
Group's share in %	50%	50%
Group's share in USD millions	(132)	(111)
Goodwill and consolidation adjustments	89	90
Unrecognised losses	(42)	(22)
Carrying value of investment in joint venture	—	0

Cash and cash equivalents	1	5
Debt and financing – non-current	289	245
Debt and financing – current	40	27

Net cash from operating activities	(8)	(5)
Net cash from (used in) investing activities	—	—
Net cash from (used in) financing activities	4	(6)
Net increase in cash and cash equivalents	(4)	(11)

A.2.3. Impairment of investment in joint ventures
While no impairment triggers were identified for the Group’s investments in joint ventures in 2021, according to its policy, management have completed an impairment test for its joint ventures in Honduras.
The Group’s investments in Honduras operations was tested for impairment by assessing the recoverable amount (using a value in use model based on discounted cash flows) against the carrying amount. The cash flow projections used were extracted from financial budgets approved by management and reviewed by the Board (refer to note E.1.6. for further details on impairment testing). Cash flows beyond this period have been extrapolated using a perpetual growth rate of 1% (2020: 1%). Discount rate used in determining recoverable amount was 8.9% (2020: 9.0%).
For the year ended December 31, 2021 and 2020, and as a result of the impairment testing described above, management concluded that none of the Group’s investments in joint ventures should be impaired.
Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient headroom exists from realistic changes to the assumptions that would not impact the overall results of the testing.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
A.3. Investments in associates
Millicom has significant influence over immaterial associates as shown below:

			December 31, 2021	December 31, 2020
Entity	Country	Activity(ies)	% holding	% holding
Africa
West Indian Ocean Cable Company Limited (WIOCC)	Republic of Mauritius	Telecommunication carriers’ carrier	9.1	9.1
Latin America
MKC Brilliant Holding GmbH (LIH)	Germany	Online marketplace, retail and services	35.0	35.0
Unallocated
Milvik AB	Sweden	Other	9.7	9.7
At December 31, 2021 and 2020, the carrying value of Millicom’s main associates was as follows:
Carrying value of investments in associates at December 31

	2021	2020
	(US$ millions)
Milvik AB	8	10
West Indian Ocean Cable Company Limited (WIOCC)	14	14
Total	22	24

A.3.1. Accounting for investments in associates
The Group accounts for associates in the same way as it accounts for joint ventures.

A.3.2. Impairment of interests in associates
MKC Brilliant Holding GmbH (LIH)
Millicom’s 35.0% investment in LIH had been fully impaired in two stages (by $40 million in 2016 and $48 million in 2017) as a result of the annual impairment test conducted back then. The impairment test performed in 2021 confirmed this conclusion.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
A.4.2. Millicom’s discontinued operations
In accordance with IFRS 5 and as further explained in Note A.1.3. , the Group’s businesses in Chad and Rwanda had been classified as discontinued operations. For further details, refer to note E.4.

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
Revenue from continuing operations by

	2021	2020	2019
	(US$ millions)
Mobile	2,347	2,116	2,150
Cable and other fixed services	1,947	1,803	1,928
Other	60	52	51
Service revenue	4,354	3,971	4,130
Telephone and equipment	263	201	206
Total revenue	4,617	4,171	4,336

Revenue from continuing operations by country or operation (i)

	2021	2020	2019
	(US$ millions)
Colombia	1,414	1,346	1,532
Paraguay	555	544	610
Bolivia	623	584	639
El Salvador	445	389	386
Tanzania	357	366	382
Nicaragua	238	220	157
Costa Rica	141	140	153
Panama	632	585	475
Guatemala (ii)	223	—	—
Other operations	2	3	4
Eliminations	(13)	(5)	(3)
Total	4,617	4,171	4,336
(i)    The revenue figures above are shown after intercompany eliminations.
(ii)        Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details.

B.1.1. Accounting for revenue
Revenue recognition
Revenue is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.
The Group applies the following practical expedients foreseen in IFRS 15:

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

B.2. Expenses
The cost of sales and operating expenses incurred by the Group can be summarized as follows:
Cost of sales

	2021	2020	2019
	(US$ millions)
Direct costs of services sold	(938)	(847)	(878)
Cost of telephone, equipment and other accessories	(278)	(216)	(230)
Bad debt and obsolescence costs	(86)	(108)	(93)
Cost of sales	(1,302)	(1,171)	(1,201)
Operating expenses, net

	2021	2020	2019
	(US$ millions)
Marketing expenses	(495)	(396)	(402)
Site and network maintenance costs	(254)	(234)	(245)
Employee related costs (B.4.)	(503)	(477)	(496)
External and other services	(177)	(174)	(204)
Rentals and leases	—	(1)	(1)
Other operating expenses	(248)	(225)	(257)
Operating expenses, net	(1,677)	(1,505)	(1,604)
The other operating income and expenses incurred by the Group can be summarized as follows:
Other operating income (expenses), net

	Notes	2021	2020	2019
		(US$ millions)
Income from tower deal transactions	E.3.	—	—	5
Impairment of intangible assets and property, plant and equipment	E.1., E.2.	(5)	—	(8)
Gain (loss) on disposals of intangible assets and property, plant and equipment		6	—	—
Impairment of AirtelTigo's receivable	G.5.		(45)	—
Reverse earn-out in respect of Zantel's acquisition (i)		11	—	—
Gain (loss) on disposal of equity investments	C.7.3.	(15)	25	(32)
Other income (expenses) (ii)		10	9	1
Other operating income (expenses), net		6	(12)	(34)
(i)     In January 2022, Millicom received $11 million from Etisalat as earn-out income related to the purchase of Zantel in 2015. This settlement was considered as an adjusting event and recorded in 'other operating income' in the statement of income.
(ii) Other income (expenses) can be mainly attributed to social obligations spectrum liability derecognition in Paraguay of $4 million and reversal provision related to Ghana of $4 million.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

B.3. Segmental information
Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America ("Latam") and Africa. The Latam figures below include Guatemala and Honduras as if they were fully consolidated by the Group, over all periods presented, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. See also note A.1.2. on Guatemala's acquisition on November 12, 2021. This acquisition has no impact on the way we present our Latin America segment as it already included Guatemala as if fully consolidated. Finally, even prior to its formal disposal in October 2021, our Africa segment did not include our joint venture in Ghana because our management did not consider it a strategic part of our Group (See also note A.2.).
Revenue, operating profit (loss), EBITDA and other segment information for the years ended December 31, 2021, 2020 and 2019, were as follows:

	Latin America	Africa	Unallocated	Guatemala and Honduras (vii) (viii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2021
Mobile revenue	3,372	347	—	(1,372)	—	2,347
Cable and other fixed services revenue	2,275	9	—	(334)	(2)	1,947
Other revenue	70	—	—	(8)	(2)	60
Service revenue (i)	5,716	357	—	(1,715)	(4)	4,354
Telephone and equipment and other revenue (i)	503	—	—	(240)	—	263
Revenue	6,220	357	—	(1,955)	(4)	4,617
Operating profit (loss)	1,001	29	(7)	(574)	210	659
Add back:
Depreciation and amortization	1,504	83	12	(403)	—	1,196
Share of profit in joint ventures	—	—	—	—	(210)	(210)
Other operating income (expenses), net	(8)	(1)	2	—	—	(6)
EBITDA (ii)	2,498	111	6	(977)	—	1,639
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	2,498	111	6	(977)	—	1,639
Capital expenditure (iii)	(1,015)	(42)	(7)	238	—	(827)
Changes in working capital and others (iv)	(200)	33	116	(13)	—	(65)
Taxes paid	(241)	(20)	(9)	143	—	(127)
Operating free cash flow (v)	1,041	81	106	(609)	—	619
Total Assets (vi)	14,400	870	6,401	(6,430)	(103)	15,139
Total Liabilities	8,333	937	5,081	(1,761)	(191)	12,399

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2020
Mobile revenue	3,220	357	—	(1,461)	—	2,116
Cable and other fixed services revenue	2,097	8	—	(302)	(1)	1,803
Other revenue	60	1	—	(6)	(2)	52
Service revenue (i)	5,377	366	—	(1,769)	(4)	3,971
Telephone and equipment revenue (i)	466	—	—	(266)	—	201
Revenue	5,843	366	—	(2,035)	(4)	4,171
Operating profit (loss)	803	36	(32)	(536)	175	446
Add back:
Depreciation and amortization	1,561	89	11	(453)	—	1,208
Share of profit in joint ventures	—	—	—	—	(171)	(171)
Other operating income (expenses), net	(5)	—	23	(3)	(4)	12
EBITDA (ii)	2,360	125	2	(992)	—	1,495
EBITDA from discontinued operations	—	(4)	—	—	—	(4)
EBITDA incl discontinued operations	2,360	121	2	(992)	—	1,491
Capital expenditure (iii)	(926)	(42)	(4)	258	—	(714)
Changes in working capital and others (iv)	61	11	(7)	(43)	—	22
Taxes paid	(260)	(10)	(2)	131	—	(142)
Operating free cash flow (v)	1,234	80	(11)	(645)	—	657
Total Assets (vi)	13,418	926	4,052	(5,116)	(859)	12,422
Total Liabilities	8,878	959	3,342	(2,044)	(987)	10,148

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2019
Mobile revenue	3,258	372	—	(1,480)	—	2,150
Cable and other fixed services revenue	2,197	9	—	(277)	—	1,928
Other revenue	60	1	—	(9)	—	51
Service revenue (i)	5,514	382	—	(1,766)	—	4,130
Telephone and equipment revenue (i)	449	—	—	(243)	—	206
Total Revenue	5,964	382	—	(2,010)	—	4,336
Operating profit (loss)	980	19	(64)	(540)	179	575
Add back:
Depreciation and amortization	1,435	99	9	(444)	—	1,100
Share of profit in joint ventures	—	—	—	—	(179)	(179)
Other operating income (expenses), net	2	(2)	42	(8)	—	34
EBITDA (ii)	2,418	117	(13)	(992)	—	1,530
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	2,418	114	(13)	(992)	—	1,527
Capital expenditure (iii)	(1,040)	(58)	(9)	261	—	(846)
Changes in working capital and others (iv)	(86)	14	(52)	(18)	—	(143)
Taxes paid	(225)	(10)	(8)	129	—	(114)
Operating free cash flow (v)	1,067	59	(82)	(619)	—	425
Total Assets (vi)	13,859	936	3,715	(5,465)	(150)	12,895
Total Liabilities	8,413	909	3,977	(2,119)	(965)	10,215
(i)    Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions, installation fees and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurring revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.
(ii) EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.
(iii) Cash spent for capex excluding spectrum and licenses of $37 million (2020: $101 million; 2019: $59 million) and cash received on tower deals of nil (2020: nil ; 2019: $22 million).
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
(viii)    Our operations in Guatemala are fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details. As a result, from the acquisition date of November 12, 2021, Guatemala's statement of income and cash flow figures are no longer deducted to reconcile to the total consolidated balances.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Revenue from contracts with customers from continuing operations:

		Twelve months ended December 31, 2021			Twelve months ended December 31, 2020			Twelve months ended December 31, 2019
$ millions	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,963	233	2,196	1,728	239	1,967	1,747	261	2,007
Mobile Financial Services	Point in time	37	114	150	31	118	149	31	112	143
Cable and other fixed services	Over time	1,938	9	1,947	1,794	8	1,803	1,919	9	1,928
Other	Over time	60	—	60	51	1	52	51	1	52
Service Revenue		3,998	357	4,354	3,604	366	3,971	3,748	382	4,130
Telephone and equipment	Point in time	263	—	263	201	—	201	206	—	206
Revenue from contracts with customers		4,261	357	4,617	3,805	366	4,171	3,954	382	4,336

B.4. People
Number of permanent employees

	2021	2020	2019
Continuing operations (i)	19,749	16,955	17,687
Joint ventures (ii)	938	4,464	4,688
Discontinued operations	—	—	—
Total	20,687	21,419	22,375
(i)    Emtelco headcount are excluded from this disclosure and any internal reporting because their costs are classified as direct costs and not employee related costs. Includes Guatemala for 2021.
(ii)    Includes only Honduras for 2021 and also Guatemala and Ghana for 2020 and 2019.

	Notes	2021	2020	2019
		(US$ millions)
Wages and salaries		(383)	(356)	(358)
Social security		(71)	(66)	(68)
Share based compensation	B.4.1.	(17)	(24)	(27)
Pension and other long-term benefit costs	B.4.2.	(6)	(4)	(4)
Other employees related costs		(27)	(27)	(39)
Total		(503)	(477)	(496)

B.4.1. Share-based compensation
1.Equity-settled
Millicom shares granted to management and key employees includes share-based compensation in the form of long-term share incentive plans. Since 2016, Millicom has two types of annual plans, a performance share plan (PSP) and a deferred share plan (DSP). The different plans are further detailed below.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Cost of share-based compensation

	2021	2020	2019
	(US$ millions)
2017 incentive plans	—	—	(7)
2018 incentive plans	—	(2)	(8)
2019 incentive plans	3	(8)	(14)
2020 incentive plans	(3)	(13)	—
2021 incentive plans	(17)	—	—
Total share based compensation	(17)	(24)	(27)
Deferred share plan (unchanged since 2014, except for vesting schedule)
As from the 2019 plan, shares vest at a rate of 30% on January 1 of each of year one and two, and the remaining 40% on 1 January of year three. Vesting is conditional upon the participant remaining employed with Millicom at each vesting date. The cost of this long-term incentive plan, which is not conditional on performance conditions, is calculated as follows:
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
Performance share plan (for plans issued from 2021)
Shares granted under this performance share plan generally follow the same rules as for previous performance share plans. However, and to reflect the need for retention and to align more with U.S. practice, Millicom have added time vested Restricted Stock Units (“RSU’s”) as a component of the LTI 2021 representing 35% of the award. The RSU’s will vest at the end of three years depending on satisfactory service condition. The Relative TSR, which account for 20% of the award, will be measured over the 10 trading days before / after December 31 of the last year of the corresponding three-year measurement period. The Service Revenue (15%) and Operating Cash Flow after Leases ("OCFaL") (30%) performance conditions will not be measured based on a CAGR anymore but on the actual cumulative achievement against the 3-year cumulative targets to better reflect the performance over the three-year period rather than simply the end point as is the case with a CAGR target.
For the performance share plans, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.
Assumptions and fair value of the shares under the TSR portion(s)

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Share fair value (in US$)
Performance share plan 2021 (Relative TSR)	0.29	1.28	46.28	2.82	52.99
Performance share plan 2020 (Relative TSR)	0.61	1.47	24.54	2.93	55.66
Performance share plan 2019 (Relative TSR)	(0.24)	3.01	26.58	2.93	49.79
Performance share plan 2018 (Relative TSR)	(0.39)	3.21	30.27	2.93	57.70
(i)    Historical volatility retained was determined on the basis of a three-year historic average.
The cost of the long-term incentive plans which are conditional on market conditions is calculated as follows:
Fair value (market value) of shares at grant date (as calculated above) x number of shares expected to vest.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition (such as the Relative TSR). These are treated as vested, regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.
Plan awards and shares expected to vest

	2021 plans		2020 plans		2019 plans		2018 plans
	PSP	DSP	PSP	DSP	PSP	DSP	PSP	DSP
			(number of shares)
Initial shares granted	451,363	536,890	341,897	370,131	257,601	297,856	237,196	262,317
Additional shares granted(i)	—	5,824	—	5,928	—	43,115	—	3,290
Revision for forfeitures	(17,469)	(11,790)	(264,137)	(26,815)	(204,649)	(31,553)	(78,903)	(38,167)
Revision for cancellations	—	—	—	—	—	—	(4,728)	—
Total before issuances	433,894	530,924	77,760	349,244	52,952	309,418	153,565	227,440
Shares issued in 2018	—	—	—	—	—	—	(97)	(18,747)
Shares issued in 2019	—	—	—	—	(150)	(24,294)	(3,109)	(54,971)
Shares issued in 2020	—	—	—	(3,571)	(17)	(96,629)	(304)	(35,125)
Shares issued in 2021	(1,121)	(5,760)	—	(113,653)	—	(87,141)	(103,725)	(118,597)
Performance conditions not met	—	—	—	—	—	—	(46,330)	—
Shares still expected to vest	432,773	525,164	77,760	232,020	52,785	101,354	—	—
Estimated cost over the vesting period (US$ millions)	16	19	4	15	3	18	12	14
(i)    Additional shares granted represent grants made for new joiners and/or as per CEO contractual arrangements.

2.Cash-settled
In 2021, and in the light of the impact on future LTI awards as a consequence of the impact of COVID-19 on our business, the Board awarded a one-time Retention Plan to a selected group of executives, including the CEO and CFO. The plan is based on Market Stock Units (“MSU”) and is a performance-based scheme where the outcome is dependent on the share price at the time of vesting. The number of MSUs granted to each participant is determined on the basis of a share price at inception of $43.09 for Tranche 2022 and $47.00 for Tranche 2023 (targets consider that Millicom share price at grant date - $39.17 - will appreciate 10% for Tranche 2022 and 20% for tranche 2 from the grant price). At the vesting date, the value of the MSU will be determined by the 30-trading day average share price ending on June 30, 2022 for Tranche 2022, and the 30-trading day average share price ending on June 30, 2023 for Tranche 2023. For each Tranche, the payment will be made in cash 12 months after those dates, provided the participant is still employed (subject to limited allowances for good leavers). For every participant, payment is capped at 150% of their Target MSU Award Value set up for each Tranche. Participants of the Retention Plan were required to forfeit their awards under the LTI plans 2019 and 2020 in respect of the Financial targets (Service Revenue and Operating Cash flow growths), provided that the TSR component will continue to be active for these schemes.

The MSU is a cash-settled share-based payment plan and Millicom will measure the services acquired over the relevant service period and the liability incurred at the fair value of the liability. Until the liability is settled, Millicom is required to remeasure the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in value recognised the statement of income.
As of December 31, 2021, the fair value of the liability was determined by using Millicom's share price (using a Black-Scholes model would not result in material differences) and amounts to $3 million (the expense for the year is for the same amount).

B.4.2. Pension and other long-term employee benefit plans

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
At December 31, 2021, the defined benefit obligation liability amounted to $42 million (2020: $59 million) and payments expected in the plans in future years totals $81 million (2020: $95 million). The average duration of the defined benefit obligation at December 31, 2021 is 5 years (2020: 6 years). The termination plans apply to employees that joined UNE prior to December 30, 1996. The level of payments depends on the number of years in which the employee has worked before retirement or termination of their contract with UNE.
Except for the UNE pension plan described above, there are no other significant defined benefits plans in the Group.

B.4.3. Directors and executive management
The remuneration of the members of the Board of Directors comprises an annual fee and shares. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at their Annual General Meeting (AGM).
Remuneration charge for the Board (gross of withholding tax)

	2021	2020	2019
	(US$ ’000)
Chairperson	300	300	366
Other members of the Board	1,338	1,188	1,557
Total (i)	1,638	1,488	1,923

Shares beneficially owned by the Directors

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

	2021	2020
	(number of shares)
Chairperson	18,634	13,427
Other members of the Board	61,022	52,593
Total (i)	79,656	66,020
(i)Cash compensation is denominated in USD. Share based compensation based on the market value of Millicom shares on the corresponding AGM date (2021: in total 24,737 shares; 2020: in total 32,358 shares; 2019: in total 19,483 shares-includes 2,876 additional shares that were awarded for the period from the 9 January 2019 date of listing on the Nasdaq Stock Market in the US and the date of the 2019 AGM). Net remuneration comprised 73% in shares and 27% in cash (SEK) (2020: 71% in shares and 29% in cash; 2019: 73% in shares and 27% in cash).
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
Remuneration charge for the Executive Team

	CEO	CFO	Executive Team (5 members)
	(US$ ’000)
2021
Base salary	1,185	708	2,783
Bonus	2,164	969	2,718
Pension	284	106	652
Other benefits	88	46	791
MSU (v)	991	198	545
Total before share based compensation	4,712	2,027	7,489
Share based compensation(i)(ii) in respect of 2021 LTIP (iv)	7,914	1,652	5,383
Total	12,626	3,679	12,872

	CEO	CFO	Executive Team (9 members) (iii)
	(US$ ’000)
2020
Base salary	1,173	670	2,612
Bonus	1,301	509	1,837
Pension	285	100	663
Other benefits	82	38	303
Total before share based compensation	2,841	1,317	5,414
Share based compensation(i)(ii) in respect of 2020 LTIP (iv)	7,114	1,834	3,796
Total	9,955	3,151	9,210

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

	CEO	CFO	Executive team (9 members)
	(US$ ’000)
2019
Base salary	1,167	654	3,498
Bonus	1,428	626	2,098
Pension	279	98	798
Other benefits	50	260	1,521
Termination benefits	—	—	863
Total before share based compensation	2,924	1,639	8,779
Share based compensation(i)(ii) in respect of 2019 LTIP (iv)	5,625	1,576	5,965
Total	8,549	3,215	14,743
(i)    See note B.4.1.
(ii)    Share awards of 196,904 and 211,578 were granted in 2021 under the 2019 LTIPs to the CEO, and Executive Team (2020: 153,894 and 135,269, respectively; 2019: 102,122 and 135,480, respectively).
(iii)    'Other Executives' includes compensation paid in 2020 to Rachel Samren former Chief External Affairs Officer (departure August 31, 2020) and to HL Rogers former Chief Ethics and Compliance Officer (departure January 1, 2020). Additionally other Benefits' for 'Other Executives' include medical and dental insurance for Daniel Loria, former CHRO.
(iv)    Calculated based on the closing Millicom share price on the Nasdaq in the US at the grant date.
(v)    Represents the amount earned in 2021.

Share ownership and unvested share awards granted from Company equity plans to the Executive team

	CEO	Executive team	Total
	(number of shares)
2021
Share ownership (vested from equity plans and otherwise acquired)	232,562	221,407	453,969
Share awards not vested	278,666	295,568	574,234
2020
Share ownership (vested from equity plans and otherwise acquired)	194,432	169,725	364,157
Share awards not vested	325,250	297,317	622,567

B.5. Other non-operating (expenses) income, net
Non-operating items mainly comprise changes in fair value of derivatives and the impact of foreign exchange fluctuations on the results of the Group.

		December 31
	Note	2021	2020	2019
		(US$ millions)
Change in fair value of derivatives	C.7.2.	3	(11)	0
Change in fair value in investment in Jumia (i)		—	(18)	(38)
Change in fair value in investment in HT (ii)	C.7.3.	18	(16)	312
Change in value of call option asset and put option liability	C.7.4.	(31)	5	(25)
Exchange gains (losses), net		(43)	(69)	(32)
Other non-operating income (expenses), net		3	3	10
Total		(50)	(106)	227
(i) In June 2020, Millicom disposed of its entire stake in Jumia for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under "Other non-operating (expenses) income, net" .

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
(ii) In June 2021, Millicom disposed of its entire stake in HT for a total net consideration of $163 million, triggering a net loss on disposal of $15 million recorded in the statement of income under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under "Other non-operating (expenses) income, net"

Foreign exchange gains and losses
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

B.6. Taxation

B.6.1. Income tax expense
Tax mainly comprises income taxes of subsidiaries and withholding taxes on intra-group dividends and royalties for use of Millicom trademarks and brands. Millicom operations are in jurisdictions with income tax rates of 10% to 35% levied on either revenue or profit before income tax (2020: 10% to 35%; 2019: 10% to 35%). Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.
Income tax charge

	2021	2020	2019
	(US$ millions)
Income tax (charge) credit
Withholding tax	(56)	(83)	(56)
Other income tax relating to the current year	(112)	(65)	(88)
Adjustments in respect of prior years	(18)	(29)	(7)
Total	(186)	(177)	(151)
Deferred tax (charge) credit
Origination and reversal of temporary differences	73	99	58
Effect of change in tax rates	29	(5)	(8)
Tax income (expense) before valuation allowances	102	94	50
Effect of valuation allowances	(87)	(19)	(9)
Total	15	75	41
Adjustments in respect of prior years	(18)	—	(10)
	(3)	75	31
Tax (charge) credit on continuing operations	(189)	(102)	(120)
Tax (charge) credit on discontinuing operations	—	(2)	(2)
Total tax (charge) credit	(189)	(104)	(122)

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Reconciliation between the tax expense and tax at the weighted average statutory tax rate is as follows:
Income tax calculation

	2021	2020			2019
	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(US$ millions)
Profit before tax	732	(271)	(11)	(282)	218	59	277
Tax at the weighted average statutory rate	(154)	82	3	85	(37)	(11)	(48)
Effect of:
Items taxed at a different rate	9	1	—	1	(1)	—	(1)
Change in tax rates on deferred tax balances	29	(5)	—	(5)	(8)	—	(8)
Expenditure not deductible and income not taxable	79	(106)	(3)	(109)	(37)	9	(28)
Unrelieved withholding tax	(55)	(83)	—	(83)	(56)	—	(56)
Accounting for associates and joint ventures	41	42	—	42	36	—	36
Movement in deferred tax on unremitted earnings	(15)	15	—	15	9	—	9
Unrecognized deferred tax assets	(144)	(27)	—	(27)	(20)	—	(20)
Recognition of previously unrecognized deferred tax assets	57	8	—	8	11	—	11
Adjustments in respect of prior years	(36)	(29)	(2)	(31)	(17)	—	(17)
Total tax (charge) credit	(189)	(102)	(2)	(104)	(120)	(2)	(122)
Weighted average statutory tax rate	21.0%	30.3%		30.1%	17.0%		17.3%
Effective tax rate	25.8%	-37.5%		-36.8%	55.0%		44.0%
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Deferred tax assets and deferred tax liabilities are offset where legally enforceable set off rights exist and the deferred taxes relate to the same taxable entity and the same taxation authority.
Deferred tax

	Fixed assets	Unused tax losses	Unremitted earnings	Other	Offset	Total
	(US$ millions)
Balance at December 31, 2019	(223)	34	(25)	129	—	(85)
Deferred tax assets	84	34	—	134	(52)	200
Deferred tax liabilities	(307)	—	(25)	(5)	52	(285)
Balance at December 31, 2019	(223)	34	(25)	129	—	(85)
(Charge)/credit to income statement	81	150	15	(171)	—	75
Change in scope	—	—	—	—	—	—
Exchange differences	—	3	(1)	(4)	—	(2)
Balance at December 31, 2020	(142)	187	(11)	(46)	—	(12)
Deferred tax assets	97	187	—	102	(189)	197
Deferred tax liabilities	(239)	—	(11)	(148)	189	(209)
Balance at December 31, 2020	(142)	187	(11)	(46)	—	(12)
Change in scope	(9)	—	—	3	—	(6)
(Charge)/credit to income statement (i)	23	(27)	(15)	16	—	(3)
Charge to Other Comprehensive Income	—	—	—	(1)	—	(1)
Exchange differences	(2)	(4)	—	(6)	—	(12)
Balance at Balance at 31 December 2021	(130)	156	(26)	(34)	—	(34)

Deferred tax assets	97	156	—	162	(235)	180
Deferred tax liabilities	(227)	—	(26)	(196)	235	(214)
Balance at December 31, 2021	(130)	156	(26)	(34)	—	(34)
(i) The movement in the deferred tax balance includes the net effect of the derecognition and recognition of certain deferred tax assets in Colombia (a net negative movement of $30 million).
Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Fixed assets	Unused tax losses	Other	Total
	(US$ millions)
At December 31, 2021	117	4,856	103	5,076
At December 31, 2020	57	4,668	218	4,943
Unrecognized tax losses carryforward related to continuing operations expire as follows:

	2021	2020	2019
	(US$ millions)
Expiry:
Within one year	1	3	1
Within one to five years	2	3	2
After five years	1,232	1,089	493
No expiry	3,621	3,573	4,209
Total	4,856	4,668	4,705
With effect from 2017, Luxembourg tax losses incurred may be carried forward for a maximum of 17 years. Losses incurred before 2017 may be carried forward without limitation of time.
At December 31, 2021, Millicom had $725 million of unremitted earnings of Millicom operating subsidiaries for which no deferred tax liabilities were recognized (2020: $621 million; 2019: $697 million). Except for intragroup dividends to be paid out of 2021 profits

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 in 2022 for which deferred tax of $26 million (2020: $11 million; 2019 $26 million) has been provided, it is anticipated that intra-group dividends paid in future periods will be made out of profits of future periods.

B.7. Earnings per share
Basic earnings (loss) per share are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during each year.
Diluted earnings (loss) per share are calculated by dividing the net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential shares.
Net profit/(loss) used in the earnings (loss) per share computation

	2021	2020	2019
	(US$ millions)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	591	(332)	93
Net profit (loss) attributable to equity holders from discontinued operations	—	(12)	57
Net profit/(loss) attributable to all equity holders to determine the basic profit (loss) per share	590	(344)	149
Weighted average number of shares in the earnings (loss) per share computation

	2021	2020	2019
	(thousands of shares)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings (loss) per share	101,129	101,172	101,144
Potential incremental shares	—	—	—
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	101,129	101,172	101,144

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
Share capital, share premium

	2021 (i)	2020
Authorized and registered share capital (number of shares)	133,333,200	133,333,200
Subscribed and fully paid up share capital (number of shares)	101,739,217	101,739,217
Par value per share	1.50	1.50
Share capital (US$ millions)	153	153
Share premium (US$ millions)	476	478
Total (US$ millions)	628	630
(i) On December 13, 2021, Millicom's Board of Directors proposed to increase the authorized share capital of the Company to $300 million divided into 200,000,000 shares with a par value of $1.50 each, through an extraordinary general meeting ("EGM"). The proposal has been ratified at the EGM which took place on February 28, 2022.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Other equity reserves

	Legal reserve	Equity settled transaction reserve	Hedge reserve	Currency translation reserve	Pension obligation reserve	Total
	(US$ millions)
As of January 1, 2019	16	47	(1)	(599)	(3)	(538)
Share based compensation	—	29	—	—	—	29
Issuance of shares – 2015, 2016, 2017 LTIPs	—	(25)	—	—	—	(25)
Remeasurements of post-employment benefit obligations	—	—	—	—	0	0
Cash flow hedge reserve movement	—	—	(16)	—	—	(16)
Currency translation movement	—	—	—	(2)	—	(2)
Effect of restructuring in Tanzania	—	—	—	9	—	9
As of December 31, 2019	16	52	(18)	(593)	(2)	(544)
Share based compensation	—	24	—	—	—	24
Issuance of shares –2016, 2017, 2018 LTIPs	—	(26)	—	—	—	(26)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	(1)	—	—	(1)
Currency translation reserved recycled to statement of income	—	—	—	—	—	—
Currency translation movement	—	—	—	(12)	—	(12)
As of December 31, 2020	16	50	(19)	(605)	(4)	(562)
Share based compensation	—	18	—	—	—	18
Issuance of shares –2017, 2018, 2019 LTIPs	—	(25)	—	—	—	(25)
Remeasurements of post-employment benefit obligations	—	—	—	—	1	1
Cash flow hedge reserve movement	—	—	14	—	—	14
Currency translation movement	—	—	1	(41)	—	(41)
As of December 31, 2021	16	43	(3)	(646)	(3)	(594)

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
C.1.1. Legal reserve
If Millicom International Cellular S.A. reports an annual net profit on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. No appropriation was required in 2020 or 2021 as the 10% minimum level was reached in 2011 and maintained each subsequent year.

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

C.2. Dividend distributions
On May 4, 2021 and on June 25, 2020, as a result of the uncertainties triggered by the COVID-19 pandemic and Group's shareholders consciousness to protect the Group's liquidity, the shareholders decided not to proceed to the payment of a dividend related to 2020 and 2019 profits, respectively.
On May 2, 2019, a dividend distribution of $2.64 per share from Millicom’s retained profits at December 31, 2018, was approved by the shareholders at the AGM and paid in equal portions in May and November 2019.
The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. At December 31, 2021, $486 million (December 31, 2020: $310 million; December 31, 2019: $306 million) of Millicom’s retained profits represent statutory reserves that are unavailable to be distributed to owners of the Company.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
C.3. Debt and financing
Debt and financing by type (i)

	Note	2021	2020
		(US$ millions)
Debt and financing due after more than one year
Bonds	C.3.1.	4,030	4,253
Banks	C.3.2.	1,851	1,337
Other financing (ii)		36	41
Total non-current financing		5,916	5,631
Less: portion payable within one year		(12)	(54)
Total non-current financing due after more than one year		5,904	5,578
Debt and financing due within one year
Bonds	C.3.1.	61	44
Banks	C.3.2.	1,768	15
Total current debt and financing		1,828	59
Add: portion of non-current debt payable within one year		12	54
Total		1,840	113
Total debt and financing		7,744	5,691
(i)    See note D.1.1 for further details on maturity profile of the Group debt and financing.
(ii) In July 2018, the Company issued a COP144,054.5 million /$50 million bilateral facility with IIC (Inter-American Development Bank) for a USD indexed to COP Note. The note bears interest at 9.450% p.a.. This COP Note is used as net investment hedge of the net assets of our operations in Colombia.

Debt and financing by location

	2021	2020
	(US$ millions)
Millicom International Cellular S.A. (Luxembourg)	4,020	2,504
Guatemala (i)	605	—
Colombia	802	803
Paraguay	751	738
Bolivia	310	337
Panama	846	869
Tanzania	189	203
Costa Rica	121	119
El Salvador	100	118
Total debt and financing	7,744	5,691
(i)    Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
C.3.1. Bond financing
Bond financing

	Note	Country	Maturity	Interest Rate %	2021	2020
					(US$ millions)
SEK Variable Rate Notes	1	Luxembourg	2024	STIBOR (i) + 2.350%	220	241
USD 4.500% Senior Notes	2	Luxembourg	2031	4.500%	777	494
USD 6.625% Senior Notes	3	Luxembourg	2026	6.625%	147	495
USD 6.250% Senior Notes	4	Luxembourg	2029	6.250%	670	743
USD 5.125% Senior Notes	5	Luxembourg	2028	5.125%	445	493
USD 5.875% Senior Notes	6	Paraguay	2027	5.875%	556	558
PYG 8.750% Notes (tranche A)	6	Paraguay	2024	8.750%	17	17
PYG 9.250% Notes (tranche B)	6	Paraguay	2026	9.250%	7	7
PYG 10.000% Notes (tranche C)	6	Paraguay	2029	10.000%	9	9
PYG 9.250% Notes (tranche D)	6	Paraguay	2026	9.250%	1	1
PYG 10.000% Notes (tranche E)	6	Paraguay	2029	10.000%	4	4
PYG 9.250% Notes (tranche F)	6	Paraguay	2027	9.250%	2	2
PYG 10.000% Notes (tranche G)	6	Paraguay	2030	10.000%	3	3
PYG 6.000% Notes (tranche H)	6	Paraguay	2026	6.000%	14	—
PYG 6.700% Notes (tranche I)	6	Paraguay	2028	6.700%	21	—
PYG 7.500% Notes (tranche J)	6	Paraguay	2031	7.500%	23	—
BOB 5.800% Notes	7	Bolivia	2026	5.800%	50	50
BOB 4.850% Notes	7	Bolivia	2023	4.850%	28	42
BOB 3.950% Notes	7	Bolivia	2024	3.950%	21	29
BOB 4.600% Notes	7	Bolivia	2024	4.600%	40	40
BOB 4.300% Notes	7	Bolivia	2029	4.300%	17	19
BOB 4.300% Notes	7	Bolivia	2022	4.300%	11	20
BOB 4.700% Notes	7	Bolivia	2024	4.700%	25	28
BOB 5.300% Notes	7	Bolivia	2026	5.300%	9	11
BOB 5.000% Notes	7	Bolivia	2026	5.000%	54	61
UNE Bond 2 (tranches A and B)	8	Colombia	2023	CPI + 4.76%	38	44
UNE Bond 3 (tranche A)	8	Colombia	2024	9.350%	40	47
UNE Bond 3 (tranche B)	8	Colombia	2026	CPI + 4.15%	64	74
UNE Bond 3 (tranche C)	8	Colombia	2036	CPI + 4.89%	32	37
UNE Bond 6.600%	8	Colombia	2030	6.600%	38	44
UNE Bond 4 (tranche A)	8	Colombia	2028	5.560%	29	—
UNE Bond 4 (tranche B)	8	Colombia	2031	CPI + 2.61	71	—
UNE Bond 4 (tranche C)	8	Colombia	2036	CPI + 3.18	21	—
USD 4.500% Senior Notes	9	Panama	2030	4.500%	587	586
Cable Onda Bonds 5.750%	9	Panama	2025	5.750%	—	99
Total bond financing					4,090	4,297
(i)    STIBOR – Swedish Interbank Offered Rate.

Luxembourg
(1)    SEK Notes
In May 2019, MIC S.A. completed its offering of a SEK 2 billion floating rate senior unsecured sustainability bond due 2024. The bond carries a floating coupon of 3-month Stibor+235bps which we swapped with various banks to hedge its interest rate exposure,

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 pursuant to which it will effectively pay fixed-rate coupons in US dollars between 4.990% and 4.880% (see D.1.2.). The bond has been listed and commenced trading on the Nasdaq Stockholm sustainable bond list on June 12, 2019. Millicom is using the net proceeds of the bond in accordance with the Sustainability Bond Framework which includes both environmental and social investments such as in energy efficiencies, and the expansion of its fixed and mobile networks. Costs of issuance of $2.4 million is amortized over the five year life of the bond (the effective interest rate is 2.600%)
(2)    (2031) USD 4.500% Senior Notes
On October 19, 2020, MIC S.A. issued $500 million aggregate principal amount of 4.500% Senior Notes due 2031. The Notes bear interest at 4.500% p.a., payable semiannually in arrears on each interest payment date. Proceeds were used to early redeem MIC S.A.'s $500 million 6.000% Senior Notes due 2025. Costs of issuance of $5.5 million is amortized over the eleven-year life of the notes (the effective interest rate is 4.800%).
On September 22, 2021, Millicom announced the early participation exchange results from its offer dated September 8, 2021; $302.1 million of the 6.625% Notes due 2026 were exchanged for $307.5 million of the 4.5% Notes due 2031 (at 101.812% exchange ratio). The gain of $15 million, derived from applying the "modification accounting" under IFRS 9 to this exchange, has been recorded under "Interest and other financial income" in the statement of income during the year ended December 31, 2021. Transaction costs attributable to this exchange amount to approximately $4 million and are amortized over the remaining life of the Notes due 2031.
(3)    (2026) USD 6.625% Senior Notes
In October 2018, MIC S.A. issued $500 million aggregate principal amount of 6.625% Senior Notes due 2026. The Notes bear interest at 6.625% p.a., payable semiannually in arrears on each interest payment date. Proceeds were used to finance Cable Onda’s acquisition. Costs of issuance of $6 million were amortized over the eight-year life of the notes (the effective interest rate is 6.750%).
As aforementioned, $302.1 million of the 6.625% Notes due 2026 were exchanged during 2021 for $307.5 million of newly issued 4.5% Notes due 2031.
On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. This redemption followed Millicom’s announcement dated February 11, 2021. Total consideration of approximately $180 million was funded from cash, consistent with the Company's decision to prioritize debt reduction. The redemption premium of $5 million and the accelerated amortization of the upfront costs of $3 million, have been recorded in the line "Interest and other financial expenses" in the statement of income during the year ended December 31, 2021.
(4)    (2029) USD 6.250% Senior Notes
In March 2019, MIC S.A. issued $750 million of 6.250% notes due 2029. The notes bear interest at 6.250% p.a., payable semi-annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. The net proceeds were used to finance, in part, the completed Telefónica CAM Acquisitions (see note A.1.2.). Costs of issuance of $8.2 million are amortized over the ten-year life of the notes (the effective interest rate is 6.360%).
On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. See above.
(5)    (2028) USD 5.125% Senior Notes
In September 2017, MIC S.A. issued a $500 million, ten-year bond due January 2028, with an interest rate of 5.125%. Costs of issuance of $7 million are amortized over the ten year life of the notes (effective interest rate is 5.240%).
On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. See above.
Paraguay
(6)    (2027) USD 5.875% Senior Notes and (2024-2031) PYG Notes
In April 2019, Telefónica Celular del Paraguay S.A.E. (Telecel) issued $300 million 5.875% senior notes due 2027. The notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds were used to finance the repurchase of the Telecel 6.750% 2022 notes. Costs of issuance of $4 million are amortized over the eight-year life of the notes (the effective interest rate is 6.000%). On January 28, 2020, Telecel issued at a premium $250 million of 5.875% Senior Notes due 2027 (the "New Notes"), representing an additional issuance from the Senior Notes described above. The New Notes are treated as a single class with the initial notes, and were priced at 106.375% for an implied yield to maturity of 4.817%. The corresponding $15 million premium received is amortized over the Senior Notes maturity.
In May 2020, Telefónica Celular del Paraguay, S.A.E.. completed the acquisition of another Millicom subsidiary in Paraguay - Mobile Cash Paraguay S.A , and further on June 30, 2020, the acquisition of Servicios y Productos Multimedios S.A.. Effective as of those

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 dates, these new entities now form part of the borrower's group for the purposes of the $550 million 5.875% Senior Notes due 2027 issued by Telefónica Celular del Paraguay, S.A.E.. In addition, as of July 7, 2020 Servicios y Productos Multimedios S.A. became guarantor of the 5.875% Notes due 2027.
Between June 2019 and February 2020, Telecel registered and completed the issuance of a bond program for PYG 300,000 million (approximately $43 million using December 31, 2021 exchange rate) program on the Paraguayan stock market, launched in different series from 5 years to 10 years.
On October 1, 2021, Telecel issued another PYG 400,000 million bond (approximately $58 million using December 31, 2021 exchange rate) in three series with fixed interest rates between 6% to 7.5% and a repayment period from 5 to 10 years.
Bolivia
(7)    BOB Notes
In November 2015, Telefónica Celular de Bolivia S.A. issued a BOB 696 million (approximately $100 million) of notes in two series, series A for BOB 104.4 million (approximately $15 million), with a fixed annual interest rate of 4.050%, maturing in August 2020 and series B for BOB 591.6 million (approximately $85 million) with a fixed annual interest rate of 4.850%, maturing in August 2023. The bond has coupon with interest payable semi-annually in arrears in March and September during the first two years, thereafter each February and August. The effective interest rate is 4.840%. These bonds are listed on the Bolivia Stock Exchange.
In August 2016, Telefónica Celular de Bolivia S.A. issued a new bond for a total amount of BOB 522 million consisting of two tranches (approximately $50 million and $25 million, respectively). Tranche A and B bear fixed interest at 3.950% and 4.300%, and will mature in June 2024 and June 2029, respectively. These bonds are listed on the Bolivia Stock Exchange.
In October 2017, Telefónica Celular de Bolivia S.A placed approximately $80 million of local currency bonds in three tranches, which will mature in 2022, 2024 and 2026 with a 4.300% , 4.700% and 5.300% respectively. These bonds are listed on the Bolivia Stock Exchange.
In July 2019 Telefónica Celular de Bolivia S.A issued two bonds one for BOB 420 million (approximately $61 million) with a 5.000% coupon maturing on August 2026 and another one for BOB 280 million (approximately $40 million) with a 4.600% coupon maturing on August 2024. Interest payments is semiannual and both bonds are listed on the Bolivia Stock Exchange.
In December 2020, Telefónica Celular de Bolivia S.A. issued BOB 345 million (approximately $50 million) senior notes due 2026.
Colombia
(8)    UNE Bonds
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
On February 16, 2021, UNE issued under the approved local bond program, a COP 485,680 million bond (approximately $138 million using the transaction date exchange rate) with 3 maturities; Series 7 years at 5.56% fixed rate, Series 10 years at CPI plus 2.61% and Series 15 years at CPI plus 3.18% margin. With the aim to improve UNE’s natural hedge against local currency, the bond proceeds were used on March 26, 2021 to partially repay 50% of the $300 million syndicated loan of Colombia Movil S.A. (originally due in December 2024).
Panama
(9) Cable Onda Bonds
In August 2015, Cable Onda issued local bonds in Panama for a total amount of $185 million. These bonds were listed on the Panama Stock Exchange and borne a fixed annual interest of 5.750% and were initially due in August 2025. In December 2020, Cable Onda early repaid $85 million on these bonds, at par. The remaining $100 million were early repaid in 2021.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

C.3.2. Bank and Development Financial Institution financing

	Note	Country	Maturity range	Interest rate	2021	2020
					(US$ millions)
Fixed rate loans
PYG Long-term loans	1	Paraguay	2022-2026	Fixed	94	137
USD - Long-term loans	2	Panama	2022-2026	Fixed	259	185
BOB Long-term loans	3	Bolivia	2022-2026	Fixed	54	37
GTQ Long-term loans	9	Guatemala	2025-2027	Fixed	605	na
Variable rate loans
USD Long-term loans	4	Costa Rica	2023	Variable	—	119
USD Long-term loans	4	Costa Rica	2026	Variable	33
CRC Long-term loans	4	Costa Rica	2026	Variable	88	—
USD Long-term loans	5	Tanzania	2022-2025	Variable	150	162
TZS Long-term loans	5	Tanzania	2022-2025	Variable	38	41
COP Long-term loans	6	Colombia	2025-2031	Variable	322	262
USD Long-term loans	6	Colombia	2024	Variable	148	296
USD Credit Facility / Senior Unsecured Term Loan Facility	7	El Salvador	2021-2023	Variable	—	118
USD Credit Facility / Senior Unsecured Term Loan Facility	7	El Salvador	2026	Variable	99	—
USD Long-term loans (i)	8	Luxembourg	2025	Variable	(4)	(5)
USD Bridge Loan	8	Luxembourg	2022	Variable	1,632	—
USD DNB Bilateral	8	Luxembourg	2026	Variable	99	—
Total Bank and Development Financial Institution financing					3,618	1,353
(i)     Relates to the amortized costs of the undrawn RCF that the Company entered into in October 2020 - see point 8 below.
1.Paraguay
In October 2015, Telefónica Celular del Paraguay S.A.E. entered into a five -year loan facility with Banco Itau for PGY 257,700 million (approximately $40 million) which bears a fixed annual interest rate. The final maturity of the loan was on September 10, 2020.
In July 2018, Telefónica Celular del Paraguay S.A.E. executed a seven-year loan with Regional Bank for PYG 115,000 million (approximately $18 million) with a final maturity in 2025.
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
In January 2020, Telecel refinanced its previous loan with Banco Itaú and obtained a new long-term loan from Banco Itaú Paraguay S.A., for Gs. 154.6 billion (approximately $24 million) , amortizing semi-annually and maturing on December 27, 2024. This loan was refinanced with a new loan obtained with Banco GNB on December 2021.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
In December 2020, Telecel executed a credit agreement with Banco Continental S.A.E.C.A for PYG 200,000 million (approximately $29 million using the exchange rate as of December 31, 2020) with a duration of 2.5 years. Main aim is to refinance outstanding bank loans with maturities from 2021 to 2025.
2.Panama
In August 2019, Cable Onda S.A entered into two credit agreements, one with Banco Nacional de Panama S.A , for $75 million which bears a fixed interest and has a 5 year duration and another one with the Bank of Nova Scotia (Sucursal Panama) for $75 million with a fixed interest and a five year duration to finance and refinance working capital and capital expenditures. In October 2020 and September 2021, the $75 million credit agreement with Banco Nacional de Panama S.A. has been early repaid.
In December 2020, Cable Onda S.A. executed a credit agreement with Bank of Nova Scotia with a 60 month duration for $110 million divided into 2 tranches. Tranche A ($85 million) was disbursed on December 2020 to partially recall the Local Bond ($85 million) and Tranche B ($25 million) was disbursed on March 1, 2021.
On August 31, 2021, Cable Onda executed an agreement with Bank of Scotia for $75 million at a fixed rate. The facility was used to repay Cable Onda's remaining balance under the 5.75% local bond, which was initially due on September 3, 2025.
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
In October 2021, Tigo Bolivia signed additional credit facilities for a total amount of approximately $26 million with a repayment period between 2.5 and 5 years and fixed interest rate of 5.5% per annum.
4.Costa Rica
In April 2018, Millicom Cable Costa Rica S.A. entered into a $150 million variable rate syndicated loan with Citibank as agent. In June 2020, Millicom Cable Costa Rica S.A partially repaid an amount of $30 million of this loan.
On October 25, 2021, Millicom Cable Costa Rica S.A. repaid the remaining $120 million under this syndicated loan which was initially due on 2023. This was executed with the proceeds of a new syndicated loan entered into by the Company and Millicom Cable Costa Rica as co-borrowers for an amount of $125 million. The latter has 2 tranches, a USD $33 million tranche with a LIBOR+ margin and a local currency tranche at TBP+margin for an amount equivalent to $92 million. Cross currency swaps used to hedge the interest and principal on the previous loan were terminated on the same date (see note D.1.2.).
5.Tanzania
On June 2019, MIC Tanzania Public Limited Company entered into a syndicated loan facility agreement with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders, for $174.75 million (tranche A) and TZS103,000 million (tranche B - approximately $45 million) which bears variable interests: for Tranche A Libor plus a margin and for Trance B T-Bill rate plus a margin. The facility agreement has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower. The Facility was amended and restated in December 2019 and maturity was extended to 66 months and 100% of the USD portion and TZS 34 billion (approximately $15 million) were disbursed. In January 2020, TZS 35 billion (approximately $15 million) were disbursed and the last tranche of TZS 34 billion (approximately $15 million) was disbursed in February 2020.
6.Colombia
On December 14, 2021, UNE EPM Telecomunicaciones S.A. entered into an ESG Linked agreement with Bancolombia for a COP 450,000 million (approximately $111 million at the December 31, 2021 exchange rate) loan with a variable rate and a maturity of 7 years.
On December 20, 2019, our operation in Colombia executed an amendment to the $300 million loan between Colombia Móvil S.A. E.S.P. as borrower and UNE EPM Telecomunicaciones S.A., as guarantor with a consortium of banks to extend the maturity for 5 years (now due on December 20, 2024) and lower the applicable margin. On March 26, 2021, $150 million were paid. See also note I. for further details on repayments subsequent to year-end.
On September and November 2020, Colombia executed 4 new cross currency swaps of $25 million each with Bancolombia, JP Morgan and BBVA to complete $100 million and hedge the exposure of a portion of the $300 million syndicated loan, fixing the exchange rate on average to USD/COP 3.682 and interest rate of 5.35%. See note I for further details.
7.El Salvador

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
On June 3, 2016, Telemóvil El Salvador, S.A. de C.V. executed a $30 million credit facility with Citibank N.A., for general corporate purposes, bearing variable interest rate per annum. The facility was guaranteed by MICSA and was repaid in July 2021.
In March 2018, Telemóvil El Salvador executed a $100 million credit facility with DNB at a variable rate facility with DNB and Nordea with a 5-year bullet repayment.The facility is guaranteed by MICSA. On December 26, 2021, Telemovil El Salvador S.A. executed a new credit agreement for $100 million, which bears a variable interest, to refinance the $100 million loan agreement with DNB and Nordea, which was entirely repaid on December 29, 2021. The agreement is guaranteed by Millicom.
In June 2020, Telemóvil El Salvador. S.A de C.V repaid in its entirety $150 million of the principal under a credit agreement dated January 2018 entered into with the Bank of Nova Scotia, as lender, and the Company as guarantor.
On December 26, 2021, Telemovil El Salvador S.A. executed a new credit agreement for $100 million with a 5 year maturity, which bears a variable interest to refinance the $100 million loan agreement dated March 23, 2018 with DNB and Nordea, which was entirely repaid on December 29, 2021. The credit agreement is guaranteed by Millicom.
8.Luxembourg
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
On November 10, 2021, Millicom executed a Bridge Loan Agreement of $2.15 billion with a consortium of banks. The proceeds were used for the acquisition of Tigo Guatemala's remaining 45% shareholding (see note A.1.2.). The Bridge Loan bears a variable interest rate with a step up every three months and has a maturity period of 6 months, extendable for an additional 6 months. The initial costs of issuance amounted to $28 million and are being amortized based on the six-month expected timing of refinancing of this Bridge Loan. [On December 29, 2021, Millicom partially repaid $500 million of this Bridge loan, partially with Millicom's own cash and partially with proceeds from the $100 million bilateral loan with DNB bank, executed on December 20, 2021, with a variable interest rate and a 5-year maturity.] For further reference, see note I.
9.Guatemala
In October 2020, Comcel and Navega executed several credit agreements with Banco Industrial, Banco G&T Continental, Banco de America Central and Banco Agromercantil for a total amount of GTQ 3,223 million (approximately $420 million using the exchange rate as of December 31, 2021) for 5 and 7 year term to refinance other credit agreements to finance and refinance working capital, capital expenditures and general corporate purposes.
On December 9, 2021, the Guatemalan operations entered into the following loan agreements:
•a GTQ 950 million loan with Banco Industrial (approximately $123 million as at December 31, 2021) which bears a fixed interest and matures in October 2025.
•two loans for a total of GTQ 500 million with Banco G&T Continental S.A. (approximately $65 million as at December 31, 2021) which bear a fixed interest rate and mature in December 2026.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

C.3.3. Interest and other financial expenses
The Group’s interest and other financial expenses comprised the following:

	December 31
	2021	2020	2019
	(US$ millions)
Interest expense on bonds and bank financing	(345)	(386)	(348)
Interest expense on leases	(131)	(156)	(157)
Early redemption charges	(5)	(15)	(10)
Others	(50)	(67)	(47)
Total interest and other financial expenses	(531)	(624)	(564)

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
Maturity of guarantees

	Bank and financing guarantees (i)		Supplier guarantees
Terms	As at December 31, 2021	As at December 31, 2020	As at December 31, 2021	As at December 31, 2020
	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	71	59	82	82
1-3 years	6	227	—	—
3-5 years	223	—	—	—
Total	300	287	82	82
(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.
Pledged assets
As at December 31, 2021, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $300 million (December 31, 2020: $287 million). At December 31, 2021 and December 31, 2020 there were no assets pledged by the Group over these debts and financings. The remainder represented primarily guarantees issued by Millicom S.A. to guarantee financings raised by other Group operating entities.
In addition to the above, on June 4, 2019, MIC Tanzania Public Limited Company entered into a loan facility agreement which was further amended and restated on December 12, 2019, with the Standard Bank of South Africa acting as an agent and a consortium of

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 banks acting as the original lenders. The facility agreement, maturing in 2025, has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower.

C.3.5. Covenants
Millicom’s financing facilities are subject to a number of covenants including net leverage ratio, debt service coverage ratios, or debt to earnings ratios, among others. In addition, certain of its financings contain restrictions on sale of businesses or significant assets within the businesses. At December 31, 2021, there were no breaches of financial covenants.

C.4. Lease liabilities
At December 31, 2021, lease liabilities are presented in the statement of financial position as follows:

	December 31, 2021	December 31, 2020
	(US$ millions)
Current	171	123
Non-Current	996	897
Total Lease liabilities	1,167	1,021

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
The expenses relating to payments not included in the measurement of the lease liability are disclosed in operating expenses (note B.3.) and are as follows:

	2021	2020
	(US$ millions)
Expense relating to short-term leases (included in cost of sales and operating expenses)	0	(1)
The total cash outflow for leases in 2021 was $277 million (2020: $267 million). Lease liabilities split by maturity and future cash outflows are disclosed in note D.5..
At December 31, 2021, the Group has not committed to any material leases which had not yet commenced and has no material lease contracts with variable lease payments.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
Finally, the Group has taken the additional following decisions when adopting the standard:
•Non-lease components are capitalized (IFRS16.15)
•Intangible assets are out of IFRS 16 scope (IFRS16.4)

C.5. Cash and deposits

C.5.1. Cash and cash equivalents

	2021	2020
	(US$ millions)
Cash and cash equivalents in USD	526	619
Cash and cash equivalents in other currencies	369	256
Total cash and cash equivalents	895	875
Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Cash deposits with banks with maturities of more than three months that generally earn interest at market rates are classified as time deposits.

C.5.2. Restricted cash

	2021	2020
	(US$ millions)
Mobile Financial Services	197	192
Others	7	7
Restricted cash	203	199
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
At December 31, 2021, there were $35 million pledged deposits (2020: nil).

C.6. Net financial obligations
Net financial obligations

	2021	2020
	(US$ millions)
Total debt and financing	7,744	5,691
Lease liabilities	1,167	1,021
Gross financial obligations	8,911	6,711
Less:
Cash and cash equivalents	(895)	(875)
Pledged deposits	(35)	—
Time deposits related to bank borrowings	—	—
Net financial obligations at the end of the year	7,981	5,837
Add (less) derivatives related to debt (note D.1.2.)	(20)	(12)
Net financial obligations including derivatives related to debt	7,961	5,825

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

	Assets		Liabilities from financing activities
	Cash and cash equivalents	Other	Bond and bank debt and financing	Lease liabilities	Total
Net financial obligations as at January 1, 2020	1,164	2	5,972	1,096	5,902
Cash flows	(272)	(2)	(274)	(116)	(117)
Recognition / Remeasurement	—	—	—	68	68
Interest accretion	—	—	16	1	17
Foreign exchange movements	(17)	—	(10)	(34)	(26)
Transfers	—	—	(3)	6	3
Other non-cash movements	—	—	(10)	—	(10)
Net financial obligations as at December 31, 2020	875	—	5,691	1,021	5,837
Cash flows	(169)	31	1,779	(137)	1,780
Scope changes	199	4	413	204	414
Recognition / Remeasurement	—	—	—	123	123
Interest accretion	—	—	20	—	20
Foreign exchange movements	(10)	—	(108)	(44)	(142)
Transfers	—	—	(15)	1	(14)
Other non-cash movements	—	—	(36)	—	(36)
Net financial obligations as at December 31, 2021	895	35	7,744	1,167	7,981

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
Fair values of financial instruments at December 31,

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

		Carrying value		Fair value
	Note	2021	2020	2021	2020
		(US$ millions)
Financial assets
Derivative financial instruments		21	24	21	24
Other non-current assets		74	77	74	77
Trade receivables, net		405	351	405	351
Amounts due from non-controlling interests, associates and joint venture partners	G.5.	65	296	65	296
Prepayments and accrued income		168	149	168	149
Supplier advances for capital expenditures		35	21	35	21
Call option (ii)	C.7.4.	—	3	—	3
Equity Investments	C.7.3.	—	160	—	160
Other current assets		302	181	302	181
Restricted cash	C.5.2.	203	199	203	199
Cash and cash equivalents	C.5.1.	895	875	895	875
Total financial assets		2,169	2,337	2,169	2,337
Current		2,051	2,143	2,051	2,143
Non-current		119	194	119	194
Financial liabilities
Debt and financing (i)	C.3.	7,744	5,691	7,817	5,572
Trade payables		347	334	347	334
Payables and accruals for capital expenditure		452	345	452	345
Derivative financial instruments		1	16	1	16
Put option liability	C.7.4.	290	262	290	262
Amounts due to non-controlling interests, associates and joint venture partners	G.5.	74	339	74	339
Accrued interest and other expenses		539	445	539	445
Other liabilities		812	885	812	885
Total financial liabilities		10,259	8,317	10,332	8,198
Current		3,856	2,145	3,856	2,145
Non-current		6,403	6,173	6,476	6,054
(i)    Fair values are measured with reference to Level 1 (for listed bonds) or level 2.
(ii)    Measured with reference to Level 3, using a Monte Carlo option pricing model.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
C.7.3. Equity investments
As at December 31, 2021 and 2020, Millicom has the following investments in equity instruments:

	2021	2020
	(US$ millions)
Investment in HT	—	160
Equity investment - total	—	160
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
In June 2021, Millicom disposed of its remaining 76 million shares it owned in HT for a total net consideration of GBP 115 million ($163 million), triggering a net loss on disposal of $15 million, recorded under ‘other operating income (expenses), net’. In total, starting June 2020, Millicom sold 162 million shares it held in HT, yielding total proceeds of GBP 244 million ($383 million). Following these disposals, Millicom has no remaining ownership in HT. At December 31, 2020, Millicom owned a remaining shareholding of 7.6% in HT, valued at $160 million (level 1) at the December 31, 2020 share price (£1.53). The changes in fair value were shown under 'Other non-operating (expenses) income, net' (see note B.5.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
C.7.4. Call and put options
Cable Onda call and put options
As part of the acquisition of Cable Onda, the shareholders agreed on certain put and call options as follows - as amended subsequent to the acquisition of Telefónica Panama:
The 'Transaction Price' call and put options are conditional to the occurrence of certain events, such as change of control of Millicom or at any time if Millicom's non-controlling partners’ shareholdings fall below 10%, and become exercisable on the date of the Telefónica Panama closing (August 29, 2019) and extending until June 13, 2022. These put and call options are exercisable at the purchase price in the Cable Onda transaction (enterprise value of $1.46 billion), plus interest at 5% per annum (put) and at 10% per annum (call), respectively. From June 14, 2022, up to July 14, 2022, both options will be unconditional.
In addition, the parties agreed on 'Unconditional' call and put options to acquire the remaining 20% non-controlling interest in Cable Onda becoming exercisable at any time from July 15, 2022, both, at fair market value.
Millicom determined that the 'Transaction Price' put option could be exercised as a result of events falling outside of Millicom's control, and therefore that it met the criteria under IAS 32 for recognition as a liability and a corresponding equity decrease. The put option liability would be payable in Millicom's shares or in cash at the discretion of the partner. Therefore, Millicom recorded a liability for the put option at acquisition completion date of $239 million representing the present value of the redemption amount. As of December 31, 2021, the value of the 'Transaction Price' put option is lower than the 'Unconditional' put option's value, and therefore the Group recognized the put option liability at the higher of both valuations at $290 million (December 31, 2020: $262 million).
At December 31, 2021, the 'Transaction Price' call option has been valued at $0.3 million (December 31, 2020: $3 million) using a Monte Carlo simulation model. At December 31, 2021, the 'Unconditional' call option will be exercisable at fair market value and has therefore no value as at December 31, 2021 (December 31, 2020: nil).
The changes in value of the call option asset and put option liability are recorded in the Group's statement of income (see note B.5.).

D. Financial risk management
Exposure to interest rate, foreign currency, non-repatriation, liquidity, capital management and credit risks arise in the normal course of Millicom’s business. Each year Group Treasury revisits and presents to the Audit committee updated Group Treasury policy. The Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Group’s performance in line with its policy. This policy was last reviewed in late 2021. As part of the annual review of the above mentioned risks, the Group agrees to a strategy over the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Company targets to reach 40% of debt in local currency over the medium term) to maintain a combination of up to 75/25% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.
Accounting policies for derivatives is further detailed in note C.7. On December 31, 2021 and 2020 fair value of derivatives held by the Group can be summarized as follows:

	2021	2020
	(US$ millions)
Derivatives
Cash flow hedge derivatives	20	12
Net derivative asset (liability)	20	12

D.1. Interest rate risk
Debt and financing issued at floating interest rates expose the Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Group to fair value interest rate risk. The Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Group’s policy is to maintain a combination of fixed and floating rate debt with target that more than 75% of the debt be at fixed rate. The Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while considering market conditions as well as our overall business strategy. At

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
December 31, 2021, approximately 64% of the Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2020: 84%).

D.1.1. Fixed and floating rate debt
Financing at December 31, 2021

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	91	151	460	662	372	3,219	4,956
Floating rate financing	1,750	55	26	181	386	391	2,789
Total	1,840	206	487	843	758	3,610	7,744
Weighted average nominal interest rate	1.93%	5.97%	5.47%	5.86%	5.11%	5.34%	5.55%
Financing at December 31, 2020

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	80	90	268	561	269	3,498	4,766
Floating rate financing	33	17	171	250	197	256	926
Total	113	107	439	811	467	3,755	5,691
Weighted average nominal interest rate	4.65%	4.95%	5.76%	4.15%	5.09%	5.21%	4.90%
A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2021 would increase or reduce profit before tax from continuing operations for the year by approximately $28 million (2020: $9 million).

D.1.2. Interest rate swap contracts
From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Financial Risk Management policy. Details of these arrangements are provided below.
MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $208 million using the May 15, 2019) senior unsecured sustainability bond issued in May 2019 (note C.3.1.). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2021, the fair values of the swaps amount to an asset of $6 million. (December 31, 2020: a liability of $23 million).
Through our operations in Colombia, El Salvador and Costa Rica, we entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. As of December 31, 2021, the fair value of the swaps from our operations in El Salvador amount to a liability of $1 million (December 31, 2020: a liability of $3 million) and the fair value of the swaps from our operations in Colombia amounts to an asset of $15 million (December 31, 2020: a liability of $7 million). The swaps previously contracted through our operations in Costa Rica have been settled as a result of the redemption of the USD syndicated loan (see note C.3.2.) resulting in a loss of $1.6 million recorded under "Other non-operating (expenses) income, net" (December 31, 2020: liability of $5 million and an asset of $1 million).
Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.
There are no other derivative financial instruments with a significant fair value at December 31, 2021.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

D.2.1. Debt denominated in US dollars and other currencies
Debt denomination at December 31

	2021	2020
	(US$ millions)
Debt denominated in US dollars	4,827	3,384
Debt denominated in currencies of the following countries
Guatemala (ii)	605	na
Colombia	699	614
Tanzania	38	40
Bolivia	310	337
Paraguay	195	180
El Salvador(i)	99	118
Panama(i)	846	869
Luxembourg (COP denominated)	36	41
Costa Rica	88	107
Total debt denominated in other currencies	2,917	2,307
Total debt	7,744	5,691
(i) El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).
(ii)Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details.
At December 31, 2021, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $38 million (2020: $45 million). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
The Group manages its liquidity risk through use of bank overdrafts, bank loans, bonds, vendor financing, Export Credit Agencies and Development Finance Institutions (DFI) loans. Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding. Millicom has a diversified financing portfolio with commercial banks representing about 41% of its gross financing (2020: 20%), bonds 46% (2020: 64%), Development Finance Institutions 0% (2020: 1%) and leases 13% (2020: 15%).

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Maturity profile of net financial liabilities at December 31, 2021

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Total debt and financing	(1,840)	(2,294)	(3,610)	(7,744)
Lease liability	(171)	(591)	(404)	(1,167)
Cash and equivalents	895	—	—	895
Pledged deposits	35	—	—	35
Refundable deposit	—	—	—	—
Derivative financial instruments	—	20	—	20
Net cash (debt) including derivatives related to debt	(1,082)	(2,865)	(4,014)	(7,961)
Future interest commitments related to debt and financing	(340)	(1,086)	(98)	(1,524)
Future interest commitments related to leases	(144)	(380)	(179)	(704)
Trade payables (excluding accruals)	(624)	—	—	(624)
Other financial liabilities (including accruals)	(1,141)	—	—	(1,141)
Put option liability	(290)	—	—	(290)
Trade receivables	405	—	—	405
Other financial assets	344	98	—	442
Net financial liabilities	(2,871)	(4,234)	(4,291)	(11,396)

Maturity profile of net financial liabilities at December 31, 2020

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Total debt and financing	(113)	(1,824)	(3,755)	(5,691)
Lease liability	(123)	(525)	(373)	(1,021)
Cash and equivalents	875	—	—	875
Pledged deposits (related to back borrowings)	—	—	—	—
Refundable deposit	—	—	—	—
Derivative financial instruments	—	12	—	12
Net cash (debt) including derivatives related to debt	639	(2,336)	(4,128)	(5,825)
Future interest commitments related to debt and financing	(311)	(1,069)	(104)	(1,484)
Future interest commitments related to leases	(146)	(410)	(203)	(759)
Trade payables (excluding accruals)	(576)	—	—	(576)
Other financial liabilities (including accruals)	(1,185)	(29)	—	(1,214)
Put option liability	(262)	—	—	(262)
Trade receivables	351	—	—	351
Other financial assets	568	167	—	735
Net financial liabilities	(922)	(3,676)	(4,435)	(9,034)

D.6. Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and solid capital ratios in order to support its business and maximize shareholder value.
The Group manages its capital structure with reference to local economic conditions and imposed restrictions such as debt covenants. To maintain or adjust its capital structure, the Group may make dividend payments to shareholders, return capital to shareholders through share repurchases or issue new shares. At December 31, 2021, Millicom was rated at one notch below

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 investment grade by the independent rating agencies Moody’s (Ba1 stable) and Fitch (BB+ stable). The Group primarily monitors capital using net financial obligations to EBITDA.
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
Net financial obligations to EBITDA

	Note	2021	2020
	(US$ millions)
Net financial obligations	C.6.	7,981	5,837
EBITDA	B.3.	1,639	1,495
Net financial obligations to EBITDA (i)		4.87	3.90
(i) The ratio is above 3.0x on an IFRS basis. However, according to the terms of the indenture, this ratio is calculated differently, resulting in a ratio below 3.0x for covenant purposes. Also, the ratio in 2021 is artificially high as the full debt of Tigo Guatemala has been consolidated from the acquisition date on November 12, 2021, while the Group consolidated only 1.5 months of Tigo Guatemala's EBITDA.

Gearing ratio

	Note	2021	2020
	(US$ millions)
Net financial obligations	C.6.	7,981	5,837
Equity attributable to Owners of the Company	C.1.	2,583	2,059
Net financial obligations and equity		10,564	7,896
Gearing ratio		0.76	0.74

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
Licenses
Licenses are recorded at either historical cost or, if acquired in a business combination, at fair value at the date of acquisition. Cost includes cost of acquisition and other costs directly related to acquisition and retention of licenses over the license period. These costs may include up-front and deferred payments as well as estimates related to fulfillment of terms and conditions related to the licenses such as service or coverage obligations, especially when there is a clear objective evidence that the cost of fulfilling these obligations will be significantly onerous for the Group.
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
Trademarks and customer lists
Trademarks and customer lists are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks and customer lists have indefinite or finite useful lives. Trademarks and customer lists used by the Group for its own activities are unlikely to generate largely independent cash inflows and therefore are tested for impairment annually together with other assets at each cash-generating unit level. Finite useful life trademarks are carried at cost, less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer lists over their estimated useful lives. The estimated useful lives for trademarks and customer lists are based on specific characteristics of the market in which they exist. Trademarks and customer lists are included in Intangible assets, net.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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

E.1.3. Movements in intangible assets
In December 2019, Tigo Colombia participated in an auction launched by the Ministerio de Tecnologias de la Informacion y las Comunicaciones (MINTIC), and acquired licenses granting the right to use a total of 40 MHz in the 700 MHz band. The 20-year license will expire in 2040. As a result of this auction,Tigo Colombia has strengthened its spectrum position, which also includes 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP 2.45 billion (equivalent to approximately $615 million using the December 31, 2021 exchange rate), of which approximately 55% is payable in cash and 45% in coverage obligations to be met by 2025.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
Movements in intangible assets in 2021

	Goodwill	Licenses	Customer Lists	IRUs	Trademark	Other (i)	Total
	(US$ millions)
Opening balance, net	1,659	870	423	86	77	289	3,403
Change in scope (see note A.1.2.)	3,257	319	91	6	848	25	4,546
Additions	—	29	—	—	—	135	164
Amortization charge	—	(82)	(56)	(14)	(67)	(100)	(320)
Impairment	—	—	—	—	—	(1)	(1)
Disposals, net	—	—	—	—	—	(1)	(1)
Transfers	—	—	—	2	1	46	49
Exchange rate movements	(32)	(67)	(1)	(5)	—	(15)	(121)
Closing balance, net	4,884	1,070	456	75	858	379	7,721
Cost or valuation	4,884	1,728	1,251	210	1,189	1,059	10,322
Accumulated amortization and impairment	—	(658)	(795)	(135)	(331)	(681)	(2,600)
Net	4,884	1,070	456	75	858	379	7,721

Movements in intangible assets in 2020

	Goodwill	Licenses	Customer Lists	IRUs	Trademark	Other (i)	Total
	(US$ millions)
Opening balance, net	1,684	468	470	107	183	282	3,195
Additions	—	421	—	—	—	99	520
Amortization charge	—	(71)	(44)	(13)	(106)	(84)	(318)
Impairment	—	—	—	—	—	—	—
Disposals, net	—	—	—	14	—	—	13
Transfers	—	3	—	(18)	—	(1)	(16)
Transfer to/from held for sale	—	—	—	—	—	—	—
Exchange rate movements	(26)	49	(3)	(3)	—	(8)	10
Closing balance, net	1,659	870	423	86	77	289	3,403
Cost or valuation	1,659	1,305	630	196	323	840	4,953
Accumulated amortization and impairment	—	(435)	(207)	(111)	(246)	(550)	(1,550)
Net	1,659	870	423	86	77	289	3,403
(i)    Other includes mainly software costs

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
E.1.4. Cash used for the purchase of intangible assets
Cash used for intangible asset additions

	2021	2020	2019
	(US$ millions)
Additions	164	520	202
Change in accruals and payables for intangibles	(29)	(315)	(32)
Cash used for additions	135	202	171

E.1.5. Goodwill and indefinite useful life trademarks
Allocation of Goodwill to cash generating units (CGUs)

	2021	2020
	(US$ millions)
Guatemala (see note A.1.2.)	3,258	—
Panama (see note A.1.2.)	907	907
El Salvador	194	194
Costa Rica	110	115
Paraguay	47	47
Colombia	149	173
Tanzania	12	12
Nicaragua (see note A.1.2)	203	207
Bolivia	3	3
Total	4,884	1,659

Allocation of indefinite useful life trademarks to cash generating units (CGUs)

	2021	2020
	(US$ millions)
Guatemala	848	—
Tanzania	10	10
Total	858	10
E.1.6. Impairment testing of goodwill and indefinite useful life trademarks
Goodwill and indefinite useful life trademarks from CGUs are tested for impairment at least once a year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.
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
Impairment testing at December 31, 2021
Goodwill and indefinite useful life trademarks were tested for impairment by assessing the recoverable amount against the carrying amount of the CGU based on discounted cash flows. The recoverable amounts are based on value-in-use. The value-in-use is determined based on the method of discounted cash flows. The cash flow projections used (operating profit margins, income tax,

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 working capital, capex and license renewal cost) are extracted from business plans approved by management and presented to the Board, covering a fifteen-year planning horizon. The Group uses a fifteen-year planning horizon to obtain a stable business outlook, in particular due to the long investment cycles in the industry and the long-term planned and expected investments in licenses and spectrum. Cash flows beyond this period are extrapolated using a perpetual growth rate. When value-in-use results are lower than the carrying values of the CGUs, management determines the recoverable amount by using the fair value less cost of disposal (FVLCD) of the CGUs. FVLCD is usually determined by using recent offers received from third parties (Level 1).
For the year ended December 31, 2021, management concluded that no impairment should be recorded in the Group consolidated financial statements.
Impairment testing at December 31, 2020
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
•Perpetual growth rate does not exceed the countries' GDP.
•Weighted average cost of capital (“WACC”) is used to discount the projected cash flows.
The most significant estimates used for the 2021 and 2020 impairment test are shown below:

CGU	Average EBITDA margin (%) (i)		Average CAPEX intensity (%) (i)		Perpetual growth rate (%)		WACC rate after tax (%)
	2021	2020	2021	2020	2021	2020	2021	2020
Bolivia	42.7	39.2	16.6	16.8	1.0	1.0	11.6	11.5
Colombia	36.1	35.7	17.4	17.7	2.0	2.0	8.9	8.3
Costa Rica	35.5	32.9	15.1	17.8	2.0	2.0	11.1	12.1
El Salvador	39.3	35.4	12.9	14.0	1.0	1.0	14.7	13.8
Nicaragua (see note A.1.2)	45.9	45.6	16.0	15.9	3.0	3.0	12.5	13.8
Panamá (see note A.1.2)	47.0	48.2	17.2	17.5	1.0	1.0	7.0	7.6
Paraguay	42.6	44.3	15.4	15.6	1.0	1.0	8.3	8.4
Guatemala	54.7	53.2	12.3	12.4	1.0	1.0	8.4	8.6
Tanzania	38.0	39.5	12.5	11.7	1.0	1.0	13.2	13.8

(i) Average is computed over the period covered by the plan.

Sensitivity analysis to changes in assumptions

Management performed a sensitivity analysis on key assumptions within the test. The following maximum increases or decreases, expressed in percentage points, were considered for all CGUs:

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

Reasonable changes in key assumptions (%)
Financial variables
WACC rates	+/-1
Perpetual growth rates	+/-1
Operating variables
EBITDA margin	+/-2
CAPEX intensity	+/-1
The sensitivity analysis shows a comfortable headroom between the recoverable amounts and the carrying values for all CGUs at December 31, 2021.

E.2. Property, plant and equipment

E.2.1. Accounting for property, plant and equipment
Items of property, plant and equipment are stated at either historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditure that is directly attributable to acquisition of items. The carrying amount of replaced parts is derecognized.
Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible.

Estimated useful lives	Duration
Buildings	Up to 40 years
Networks (including civil works)	5 to 15 years
Other	2 to 7 years
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
E.2.2. Movements in tangible assets
Movements in tangible assets in 2021

	Network Equipment (ii)	Land and Buildings	Construction in Progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,175	185	308	87	2,755
Change in scope (see note A.1.2.)	494	9	29	11	543
Additions	30	—	752	4	787
Impairments/reversal of impairment, net	—	—	(3)	(1)	(4)
Disposals, net	(10)	—	(4)	—	(14)
Depreciation charge	(651)	(16)	—	(73)	(739)
Asset retirement obligations	31	1	—	—	32
Transfers	572	5	(646)	41	(28)
Transfer from/(to) assets held for sale (see note E.4)	—	—	—	—	—
Exchange rate movements	(115)	(10)	(6)	(2)	(133)
Closing balance, net	2,527	175	429	68	3,198
Cost or valuation	8,373	333	429	390	9,524
Accumulated amortization and impairment	(5,846)	(158)	—	(322)	(6,326)
Net at December 31, 2021	2,527	175	429	68	3,198

Movements in tangible assets in 2020

	Network equipment	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,212	206	355	127	2,899
Change in Scope	—	—	—	—	—
Additions	31	—	606	11	649
Impairments/reversal of impairment, net	—	—	—	—	—
Disposals, net	31	(2)	(2)	(41)	(13)
Depreciation charge	(644)	(22)	—	(83)	(749)
Asset retirement obligations	17	2	—	—	19
Transfers	588	5	(644)	75	24
Transfers from/(to) assets held for sale (see note E.4.)	1	1	—	—	3
Exchange rate movements	(62)	(5)	(8)	(2)	(77)
Closing balance, net	2,175	185	308	87	2,755
Cost or valuation	6,423	329	308	407	7,466
Accumulated amortization and impairment	(4,248)	(144)	—	(320)	(4,711)
Net at December 31, 2020	2,175	185	308	87	2,755
(i)    Other mainly includes office equipment and motor vehicles.

Borrowing costs capitalized for the years ended December 31, 2021, 2020 and 2019 were not significant.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
E.2.3. Cash used for the purchase of tangible assets
Cash used for property, plant and equipment additions

	2021	2020	2019
	(US$ millions)
Additions	787	649	719
Change in advances to suppliers	(6)	(4)	1
Change in accruals and payables for property, plant and equipment	(40)	(22)	17
Other	(1)	(1)	(1)
Cash used for additions	740	622	736

E.3. Right of use assets
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs
Refer to note C.4. for further details on lease accounting policies.
Movements in right of use assets in 2021

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Other network equipment	Capacity	Other	Total
	(US$ millions)
Opening balance, net	147	93	607	31	14	2	895
Change in scope (see note A.1.2.)	16	107	48	3	—	13	187
Additions	37	14	53	—	—	1	106
Modifications	14	8	3	1	—	(1)	25
Impairments	(1)	—	—	—	—	—	(1)
Disposals	(2)	(2)	(2)	(1)	—	—	(7)
Depreciation	(36)	(22)	(81)	(4)	(1)	(2)	(145)
Asset retirement obligations	1	—	—	—	—	—	—
Transfers	—	4	(17)	(5)	(1)	—	(18)
Exchange rate movements	(9)	(1)	(24)	—	—	—	(34)
Closing balance, net	169	201	587	25	12	13	1,008
Cost of valuation	254	317	908	40	17	21	1,557
Accumulated depreciation and impairment	(85)	(116)	(320)	(14)	(5)	(8)	(549)
Net at 31 December 2021	169	201	587	25	12	13	1,008
There have been no unusual significant events affecting lease liabilities (and right-of-use assets) during the year ended December 31, 2021.

Movements in right of use assets in 2020

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Capacity	Other network equipment	Other	Total
	(US$ millions)
Opening balance, net	148	101	729	15	16	3	1,012
Change in scope	—	—	—	—	—	—	—
Additions	41	2	23	1	18	1	86
Modifications (i)	9	10	(27)	—	(1)	—	(8)
Impairments	(1)	—	—	—	—	—	(1)
Disposals	(10)	(1)	—	—	(1)	—	(12)
Depreciation	(38)	(17)	(88)	(1)	(8)	(2)	(155)
Asset retirement obligations	—	1	—	—	—	(1)	—
Transfers	—	—	(2)	—	5	1	4
Transfers to/from assets held for sale	—	—	—	—	—	—	—
Exchange rate movements	(3)	(2)	(27)	—	—	—	(32)
Closing balance, net	147	93	607	14	31	2	895
Cost of valuation	206	127	839	18	42	6	1,238
Accumulated depreciation and impairment	(59)	(34)	(232)	(4)	(12)	(3)	(343)
Net at 31 December 2020	147	93	607	14	31	2	895
(i)     In early 2020, and following a change in regulation in Colombia, future lease payments for the use of certain public assets have been significantly decreased. This triggered a lease modification and a decrease of the related lease liabilities (and right-of-use assets) of approximately $45 million.
Tower Sale and Leaseback
In 2018 and 2019, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. Total gain on sale recognized in 2021 was nil (2020: nil, 2019:$5 million) and cash received from these sales in 2021 was nil, (2020: nil, 2019: $22 million).

E.4. Assets held for sale
If Millicom decides to sell subsidiaries, investments in joint ventures or associates, or specific non-current assets in its businesses, these items qualify as assets held for sale if certain conditions are met and necessary regulatory approvals obtained.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
E.4.2. Millicom’s assets held for sale
The following table summarizes the nature of the assets and liabilities reported under assets held for sale and liabilities directly associated with assets held for sale as at December 31, 2021 and 2020:

	December 31,
	2021	2020
	(US$ millions)
Assets and liabilities reclassified as held for sale ($ millions)
Towers Colombia (see note E.4.1.)	—	1
Towers El Salvador (see note E.4.1.)	—	—
Towers Zantel	—	—
Total assets of held for sale	—	1
Total liabilities directly associated with assets held for sale	—	—
Net assets held for sale / book value	—	1
In accordance with IFRS 5 and as further explained in Note A.1.3. , financial information relating to discontinued operations for the years ended December 31, 2021, 2020 and 2019 is set out below. Figures shown below are after intercompany eliminations.
Results from discontinued operations

	December 31
	2021	2020	2019
	(US$ millions)
Revenue	—	—	50
Cost of sales	—	—	(14)
Operating expenses	—	(4)	(2)
Other expenses linked to the disposal of discontinued operations	—	(9)	(10)
Depreciation and amortization	—	—	(11)
Other operating income (expenses), net	—	—	—
Gain/(loss) on disposal of discontinued operations	—	—	74
Operating profit (loss)	—	(12)	88
Interest income (expense), net	—	—	(2)
Other non-operating (expenses) income, net	—	—	—
Profit (loss) before taxes	—	(12)	86
Credit (charge) for taxes, net	—	—	(2)
Net profit/(loss) from discontinuing operations	—	(12)	84
Cash flows from discontinued operations

	December 31
	2021	2020	2019
	(US$ millions)
Cash from (used in) operating activities, net	—	—	(8)
Cash from (used in) investing activities, net	—	—	5
Cash from (used in) financing activities, net	—	—	7

F. Other assets and liabilities
F.1. Trade receivables
Millicom’s trade receivables mainly comprise interconnect receivables from other operators, postpaid mobile and residential cable subscribers, as well as B2B customers. The nominal value of receivables adjusted for impairment approximates the fair value of trade receivables.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

	2021	2020
	(US$ millions)
Gross trade receivables	722	649
Less: provisions for expected credit losses	(316)	(298)
Trade receivables, net	405	351

Aging of trade receivables

	Neither past due nor impaired	Past due (net of impairments)
		30–90 days	>90 days	Total
	(US$ millions)
2021:
Telecom operators	18	3	4	25
Own customers	210	59	34	303
Others	58	12	8	77
Total	286	74	46	405
2020:
Telecom operators	15	7	3	25
Own customers	167	65	34	266
Others	34	19	8	60
Total	216	90	45	351
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
Inventories

	2021	2020
	(US$ millions)
Telephone and equipment	43	23
SIM cards	5	4
IRUs	—	—
Other	15	10
Inventory at December 31,	63	37

F.3. Trade payables

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.
From time to time, the Group enters into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. The corresponding amount pending payment as of December 31, 2021, is recognized in Trade payables for an amount of $38 million (2020: $46 million).

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

F.4.1. Current provisions and other liabilities
Current

	2021	2020
	(US$ millions)
Deferred revenue	110	78
Customer deposits	15	14
Current legal provisions	24	22
Tax payables	88	72
Customer and MFS distributor cash balances	194	186
Withholding tax on payments to third parties	11	6
Other current liabilities(i)	105	133
Total	546	511
(i) Includes $25 million (2020: $44 million) of tax risk liabilities not related to income tax.

F.4.2. Non-current provisions and other liabilities
Non-current

	2021	2020
	(US$ millions)
Non-current legal provisions	22	30
Long-term portion of asset retirement obligations	177	107
Long-term portion of deferred income on tower sale and leasebacks recognized under IAS 17	46	57
Long-term employment obligations	56	67
Other non-current liabilities	63	67
Total	364	328

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
F.5. Assets and liabilities related to contract with customers
Contract assets, net

	2021	2020
	(US$ millions)
Long-term portion	18	6
Short-term portion	54	28
Less: provisions for expected credit losses	(4)	(2)
Total	69	31

Contract liabilities

	2021	2020
	(US$ millions)
Long-term portion	2	2
Short-term portion	95	89
Total	97	90
The Group recognized revenue for $86 million in 2021 (2020: $82 million) that was included in the contract liability balance at the beginning of the year.
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2021 is $101 million ($96 million is expected to be recognized as revenue in the 2023 financial year and the remaining $6 million in the 2024 financial year or later) (i).
(i) This amount does not consider contracts that have an original expected duration of one year or less, neither contracts in which consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e. billing corresponds to accounting revenue).

Contract costs, net (i)

	2021	2020
	(US$ millions)
Net at January 1	5	5
Change in scope	2	—
Contract costs capitalized	2	1
Amortization of contract costs	(1)	(1)
Net at December 31	8	5
(i)    Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.

G. Additional disclosure items
G.1. Fees to auditors

	2021	2020	2019
	(US$ millions)
Audit fees	5.2	5.8	6.8
Audit related fees	1.4	0.5	1.3
Tax fees	0.1	0.1	0.1
Other fees	0.4	0.1	0.6
Total	7.1	6.4	8.8

G.2. Capital and operational commitments

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
Millicom has a number of capital and operational commitments to suppliers and service providers in the normal course of its business. These commitments are mainly contracts for acquiring network and other equipment, and leases for towers and other operational equipment.

G.2.1. Capital commitments
At December 31, 2021, the Company and its subsidiaries had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $761 million of which $428 million are due within one year (December 31, 2020: $564 million of which $400 million were due within one year). The Group’s share of commitments from the joint ventures is, respectively $41 million and $41 million. (December 31, 2020: $69 million and $52 million, respectively).

G.3. Contingent liabilities
G.3.1. Litigation and legal risks
The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2021, the total amount of claims brought against Millicom and its subsidiaries is $246 million (December 31, 2020: $288 million). The Group's share of the comparable exposure for joint ventures is $13 million (December 31, 2020: $14 million).
As at December 31, 2021, $36 million has been provided by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2020: $45 million). The Group’s share of provisions made by the joint ventures was $1 million (December 31, 2020: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.
On May 25, 2020, as a result of the termination of the Costa Rica acquisition (see Note A.1.2.), Telefónica filed a complaint, followed by an amended complaint on August 3, 2020, against us in the Supreme Court of New York. The amended complaint asserts claims for breach of contract and alleges, among other things, that we were required to close the transaction because the closing conditions specified in the sale and purchase agreement for the acquisition had been satisfied. The complaint seeks, among other relief, a declaration of Telefónica’s rights, and unspecified damages, costs, and fees. We believe the complaint is without merit and that our position will ultimately be vindicated through the judicial process.
Other
At December 31, 2021, Millicom has various other less significant claims which are not disclosed separately in these consolidated financial statements because they are either not material or the related risk is remote.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
At December 31, 2021, the tax risks exposure of the Group's subsidiaries is estimated at $343 million, for which provisions of $69 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (2020: $339 million of which provisions of $77 million were recorded). The Groups' share of comparable tax exposure and provisions in its joint ventures amounts to $68 million (2020: $69 million) and $3 million (2020: $7 million), respectively. During 2021, due to tax audit closure in Tanzania, the Group has released tax risk contingencies amounting to $25 million which were considered as 'possible risks' and has also recorded the reversal of a $30 million provision for claims no longer deemed as 'probable risks'.

G.4. Non-cash investing and financing activities
Non-cash investing and financing activities from continuing operations

	Note	2021	2020	2019
		(US$ millions)
Investing activities
Acquisition of property, plant and equipment	E.2.2.	(47)	(27)	17
Acquisition of lease right of use assets obtained in exchange of lease liabilities	E.3.	106	92	100
Asset retirement obligations	E.2.2.	32	19	19
Financing activities
Share based compensation	B.4.1.	17	24	27

G.5. Related party balances and transactions
The Group’s significant related parties are:
•    Until November 14, 2019, date on which Millicom SDRs were paid out to the shareholders of Kinnevik (see 'Introduction' note), Kinnevik AB (Kinnevik) was Millicom’s previous principal shareholder;
•    Helios Towers Africa Ltd (HTA), in which Millicom held a direct or indirect equity interest - until October 15, 2019, date on which Millicom lost significant influence on HTA and started accounting for its investments at fair value under IFRS 9 (see note A.3.1.and C.7.3.).
•    EPM and subsidiaries (EPM), the non-controlling shareholder in our Colombian operations (see note A.1.4.);
•    Miffin Associates Corp and subsidiaries (Miffin), our joint venture partner in Guatemala until November 12, 2021, date on which Millicom signed and closed an agreement to acquire the remaining 45% equity interest in our joint venture business in Guatemala from Miffin (see note A.1.2.).
•    Cable Onda partners and subsidiaries, the non-controlling shareholders in our Panama operations (see note A.1.2.).
Kinnevik
Until November 14, 2019, Kinnevik was Millicom's principal shareholder, owning approximately 37% of Millicom. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper and financial services industries.
During 2019, Kinnevik did not purchase any Millicom shares. There were no significant loans made by Millicom to or for the benefit of Kinnevik or Kinnevik controlled entities.
During 2019, the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services. Transactions and balances with Kinnevik Group companies are disclosed under 'Other' in the tables below.
Helios Towers

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
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
Miffin Associates Corp (Miffin)
The Group purchases and sells products and services from and to the Miffin Group. Transactions with Miffin represent recurring commercial operations such as purchase of handsets, and sale of airtime. As mentioned above, Miffin ceased to be a related party to the Group from November 12, 2021.
Cable Onda Partners
Our partners in Panama are the non-controlling shareholders of Cable Onda and own 20% of the company, and indirectly 20% of Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.), which had been acquired by Cable Onda in August 2019. Additionally, they also hold interests in several entities which have purchasing and selling recurring commercial operations with Cable Onda (such as the sale of content costs, delivery of broadband services, etc.). Transactions and balances with Cable Onda Partners companies are disclosed under 'Other' in the tables below given their individual immateriality.

Expenses from transactions with related parties	2021	2020	2019
	(US$ millions)
Purchases of goods and services from Miffin (i)	(165)	(216)	(214)
Purchases of goods and services from EPM	(39)	(37)	(42)
Lease of towers and related services from HTA (ii)	—	—	(146)
Other expenses	(18)	(57)	(10)
Total	(221)	(310)	(412)

Income and gains from transactions with related parties	2021	2020	2019
	(US$ millions)
Sale of goods and services to Miffin (i)	299	327	306
Sale of goods and services to EPM	14	15	13
Other revenue	2	2	3
Total	314	343	322
(i)    Miffin entities are not considered as related parties since November 12, 2021.
(ii)    HTA ceased to be a related party on October 15, 2019. See note C.7.3. for further details.

As at December 31, the Company had the following balances with related parties:

	December 31
	2021	2020
	(US$ millions)
Liabilities
Payables to Guatemala joint venture (i)	—	231
Payables to Honduras joint venture (ii)	69	103
Payables to EPM	15	20
Payables to Panama non-controlling interests	1	1
Other accounts payable	2	1
Total	87	356
(i) Since November 12, 2021, Tigo Guatemala is accounted for as a subsidiary and intercompany transactions are eliminated on consolidation (see note A.1.2. to our audited consolidated financial statements).
(ii)    Mainly advances for dividends expected to be declared in 2022.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019

	December 31
	2021	2020
	(US$ millions)
Assets
Receivables from EPM	2	3
Receivables from Guatemala joint venture (i)	—	206
Receivables from Honduras joint venture (ii)	62	84
Receivables from Panama non-controlling interests	1	1
Receivable from AirtelTigo Ghana	—	—
Other accounts receivable	5	5
Total	70	299
(i) In 2021 and prior to the acquisition of the remaining 45% shareholding, our former joint venture in Guatemala repaid the entire $193 million Millicom shareholder loan granted in October 2020 and originally repayable by January 13, 2022, at the latest. As explained above, Tigo Guatemala is as a wholly owned subsidiary from November 12, 2021.
(ii)    In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefónica Celular S.A. acquired the shares of Navega S.A. de C.V. from its existing shareholders. The sale consideration will be payable in several installments with a final settlement in November 2023. As of December 31, 2021, $24 million out of a total receivable of $53 million is due after more than one year and therefore disclosed in non-current assets. During 2021, our operations in Honduras repaid $30 million to Millicom.

H. Millicom’s operations in Tanzania
Tanzania divestiture
On April 19, 2021, Millicom agreed to sell its entire operations in Tanzania to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. The Group is still awaiting the necessary regulatory approvals in order to complete the disposal.
IPO – Tanzania
The Tanzanian government implemented in 2016 legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The Group reached an agreement with the Tanzanian government that such public offering must take place before 31 December 2025 at the latest.

Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019
I. Subsequent Events
Financing
On January 27, 2022, our principal subsidiary in Guatemala, Comcel, completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125%. Proceeds from this bond as well as cash were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in our Tigo Guatemala operations. As of February 8, 2022, a balance of $450 million remained unpaid under the initial $2.15 billion bridge loan agreement.
On January 13, 2022, we completed the issuance of a new 5-year sustainability bond raising SEK 2.25 billion (approximately $252 million) at a fully swapped rate of Secured Overnight Financing Rate plus 3.496%. Proceeds will be used to fund investments in accordance with the Company's sustainability framework. This bond has been fully hedged against foreign exchange fluctuations.
In January 2022, Colombia Movil S.A. partially repaid $100 million syndicated loan, which was initially due in 2024. Cross currency swaps used to hedge the previous interest and principal on the previous loan for $50 million were terminated. The outstanding amount of $50 million remains fully swapped.
Zantel's earn out
In January 2022, Millicom received $11 million from Etisalat as earn-out income related to the purchase of Zantel in 2015. This settlement was considered as an adjusting event and recorded in 'other operating income' in the statement of income.
Share capital
On February 28, 2022, the extraordinary general meeting of shareholders of Millicom resolved to authorize the Board of Directors of Millicom to increase the authorized share capital of the Company from $199,999,800 divided into 133,333,200 shares, with a par value of $1.50 per share, to $300,000,000 divided into 200,000,000 shares, with a par value of $1.50 per share.