Form 20-F/A
period 2021-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2022-03-02
CIK 912958

As filed with the Securities and Exchange Commission on March 1, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

Yes☐ No ☒

Explanatory Note

This Amendment to our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) is being filed solely for the purpose of updating the opinions of Ernst & Young, S.A., our independent registered public accounting firm, on our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 and our Internal Control Over Financial Reporting. The Annual Report originally filed included incorrect versions of Ernst & Young, S.A.'s opinions. No other changes have been made to the original filing of the Annual Report.

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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.” Our independent registered public accounting firm has issued a report as of December 31, 2021. See “Item 15. Controls and Procedures—C. Report of Independent Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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

Opinion on Internal Control Over Financial Reporting
We have audited Millicom International Cellular S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Millicom International Cellular S.A. (the ”Group”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the subsidiaries that formerly comprised the Group's Guatemala joint venture business, which is included in the 2021 consolidated financial statements of the Group and constituted 35.3% of total assets as of December 31, 2021 and 4.8% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of the subsidiaries that formerly comprised the Group's Guatemala joint venture business.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2021 consolidated financial statements of the Group and our report dated March 1, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
PCAOB ID 1367

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
128

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

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, obtaining an understanding of and evaluating the design and testing the operating effectiveness of the Group’s controls over its accounting for business combinations. For example, we tested controls over management’s evaluation of the purchase contract for terms and conditions that would impact the accounting for the acquisition, controls over the determination of the provisional values to be included as of December 31, 2021 and controls over the disclosures related to the acquisition. Our audit procedures also included, among others, inspecting the purchase contract and evaluating the terms and conditions and management’s accounting for such terms and conditions in its purchase accounting. We tested the underlying data used by the Group to determine the provisional values based on the current carrying values of intangibles as identified at the date of the deconsolidation of Tigo Guatemala and the commencement of the accounting for the investment under the equity method in a prior year. We evaluated the adequacy of the related disclosures in Note A.1.2 to the consolidated financial statements.

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