Form 20-F
period 2022-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2023-02-28
CIK 912958

As filed with the Securities and Exchange Commission on February 28, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Email: investors@millicom.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value $1.50 per share	TIGO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
172,096,305 common shares as of December 31, 2022
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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Yes ☒ No ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Yes ☐ No ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
Yes ☐ No ☐

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
Yes☐ No ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial statement information
We have included in this Annual Report the Millicom Group’s (as defined below) audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. The Millicom Group’s financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We end our fiscal year on December 31. References to fiscal 2022, fiscal 2021 and fiscal 2020 refer to the years ended December 31, 2022, 2021 and 2020, respectively.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business in April 2022, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its reclassification as discontinued operations, we no longer report an Africa segment in our financial statements included elsewhere in this Report. The Group now only operates in a single region, Latin America.
As a result, the Millicom Group now manages and reports its operations as a single segment, called the "Group Segment." Group Segment financial information includes our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group Segment financial information also includes our operations in Guatemala as if they were fully consolidated for all comparative periods, for the same reasons. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our segments.”
Presentation of data
We present operational and financial data in this Annual Report. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group, including our subsidiaries, and excluding our operations in Guatemala (until November 12, 2021 as explained below) and our Honduras joint venture.
Group Segment financial information includes our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. Group Segment financial information also includes our operations in Guatemala for all periods presented. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras.
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
Certain references
Unless the context otherwise requires, references to the “Company” or “MIC S.A.” refer only to Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg, and the terms “Millicom,” “Millicom Group,” “our Group,” “we,” “us” and “our” refer to Millicom International Cellular S.A. and its consolidated subsidiaries and, where applicable, our joint ventures in Guatemala (that is, prior to the acquisition of the remaining interest) and Honduras.

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
Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. These statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:
•global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;
•potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;
•telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;
•competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
•the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;
•legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;
•our ability to grow our mobile financial services business in our Latin American markets;
•adverse legal or regulatory disputes or proceedings;
•the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;
•our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;
•the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;
•our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;
•relationships with key suppliers and costs of handsets and other equipment;

•disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;
•our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;
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

A.    Reserved

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
Summary of Risk Factors
The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this "Risk Factors" section in full. Some of the risks we face include:
•our ability to adapt to rapid technological change and continually evolving industry standards;
•our ability to generate expected returns on substantial investments;
•our ability to expand our customer base and retain market share by developing and operating our mobile, cable and broadband networks, MFS and distribution systems;
•the impact of the COVID-19 global pandemic on our operations, business and financial condition;
•our ability to achieve the anticipated benefits following the acquisition of the remaining 45% equity interest in our Guatemala business;
•the potential adverse effects of long-term content and service commitments;
•the impact of rising content and programming costs;
•our dependence on the availability of an attractive selection of programming from content providers;
•the impact of competition from a variety of content and programming platforms on the demand for our pay-TV services;
•our ability to acquire and renew licenses for spectrum and comply with the terms and conditions of the licenses;
•the potential adverse impact of legal proceedings, litigation, and government investigations;
•the failure of our MFS product to gain sufficient market acceptance;
•the impact of equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack;
•risks associated with the collection and processing of customer personal data;
•the failure to prevent or rapidly detect and respond to cyber-attacks, and the disruption such failure could cause to our networks and systems;
•our ability to compete with larger providers of telecommunications, cable and broadband services;
•our dependency on key suppliers to provide us with products, devices, networks and systems;
•the effect of international actions on our supply chain, including trade sanctions;

•our reliance on third parties to operate and maintain parts of the networks we use;
•our access to interconnection and capacity agreements that are required to transmit voice and data to and from our networks;
•the impact of the political, legal and economic risks associated with the emerging markets in which we operate;
•our ability to successfully implement our strategic priorities, including through acquisitions or mergers, and efficiently allocate capital;
•our ability to access debt and capital markets for our financing, refinancing, investing and operating needs;
•our dependence on short-term mobile revenue that is generated from prepaid customers;
•the effect that changes in economic, political and regulatory conditions in the United States could have on the economies in which we operate;
•the impact of fluctuations or devaluations in local currencies in the markets in which we operate;
•our ability to convert local currencies into U.S. dollars to make payments, including on our indebtedness;
•the failure of our risk management and internal controls to prevent or detect fraud, violations of law or other inappropriate conduct;
•the impact of U.S. or other international sanctions laws, including restrictions on our ability to interact with business partners or government officials;
•our ability to obtain, maintain, enforce or defend the intellectual property rights required to conduct our business;
•the effect of work stoppages that result from renegotiations of our labor contracts;
•our ability to generate cash in order to service our debt;
•our dependency on cash flow from our operations in Guatemala; and
•our ability to effectively monitor and respond to expectations regarding environmental, social and governance matters.
Additionally, the risk factors described in this section have been separated into four separate but interrelated areas:
1.Risks related to the telecommunications, cable and Mobile Financial Services ("MFS") industries
2.Risks related to Millicom’s businesses in the markets in which it operates
3.Risks related to Millicom’s size, structure and leadership
4.Risks related to share ownership, governance practices, and registration with the Securities and Exchange Commission ("SEC")
1.Risks related to the telecommunications, cable and MFS industries
a.Evolution of the telecommunications, cable and MFS industries
The telecommunications industry is characterized by rapid technological change and continually evolving industry standards.

The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The technology we use is increasingly complex, which leads to higher risks of implementation failure or service disruption. Success in the industry is increasingly dependent on the ability of operators to adapt to the changing technological landscape. The technologies utilized today may become obsolete or subject to competition from new technologies in the future. For example, our hybrid fiber-coaxial ("HFC") services may become obsolete once faster and more affordable fiber-to-the-home ("FTTH") services are available for consumers.
Growth in internet connectivity has led to the proliferation of entrants offering Voice over Internet Protocol (“VoIP”) services, video content services, and messaging services delivered over the internet. Such operators could displace the services we provide by using our customers’ internet access (which may or may not be provided by us) to enable the provision of communication, entertainment and information services directly to our customers. Failure to transform to data-driven products could have a negative impact on our legacy services and impact our results from operations.
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
The introduction of new technologies may require significant capital expenditure on infrastructure, and there can be no guarantee that those investments will generate expected returns. For example, penetration rates for fixed broadband services in our markets are low relative to penetration rates in other markets globally. As the use of these services has the potential to increase substantially over time, we have expended significant resources to deploy both HFC and FTTH networks in several of our markets. However, an increasing number of local and regional providers of fiber connections are offering internet services with the same or higher data speeds at competitive prices, and competition for dedicated fiber optic services is intense. While we continue to expand these networks with the intention of capturing the anticipated demand, future offerings by our competitors that are aggressively priced or that offer additional services may prevent us from achieving the expected returns on this investment. If we are required to implement new technologies that are unable to generate sufficient returns, our profitability and ability to generate cash flow would be negatively affected, and we may be required to scale back our investments or delay the implementation of new technologies, which may have a negative impact on our growth and ability to attract and retain customers.
In addition, if competitive or other factors compel the need to invest in new technologies earlier than anticipated, previous equipment or technology may need to be impaired or written-down if replaced earlier than originally anticipated.
If we cannot successfully develop and operate our mobile, cable and broadband networks, MFS and distribution systems, we will be unable to expand our customer base and may lose market share and revenue.
Our ability to increase or maintain our market share and revenue is partly dependent on the success of our efforts to expand our business, the quality of our services and the management of our networks and distribution systems. As new technologies are developed or upgraded, such as advanced 5G systems and fiber optic cable networks, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile, cable or broadband network, in whole or in part. In some cases, the COVID-19 pandemic has accelerated the transition from traditional to digital services, including MFS, and the heightened customer expectations in these areas may require us to invest greater resources in technological improvements.
The initial build-out of our networks and distribution systems, together with sustaining sufficient network performance and reliability, is a capital-intensive process that is subject to risks and uncertainties which may delay the introduction of services and increase the cost of network construction or upgrade. With regard to our strategic efforts in broadband services, we seek to increase our market share in both the residential and commercial broadband markets by investing significant resources in HFC and FTTH networks, in addition to fixed broadband services through wireless communication networks, known as fixed wireless access ("FWA"). The provision of broadband services is highly capital intensive, and the long-

term nature of the return on investment increases the risks to our operations. Potential difficulties include constraints on our ability to fund additional capital expenditures, as well as external forces, such as obtaining necessary permits from regulatory and other local authorities.
Unforeseeable technological developments may also render our services or distribution channels unpopular with customers or obsolete. To the extent we fail to expand, upgrade and modernize our networks and distribution systems on a timely basis relative to our competitors, we may not be able to expand our customer base and we may lose customers to competitors. If any of these risks materialized, we may be at a competitive disadvantage, which could result in the loss of customers or the inability to attract new customers and maintain or grow our market share. In turn, this would impact our revenue and profitability and our ability to generate cash to grow or sustain our businesses.
b.Content and content rights
Content and programming costs are rising (especially those with exclusivity rights), and we may not be able to pass the increased costs on to our customers.
In recent years, the cable TV and direct-to-home satellite TV industries (together “pay-TV”) have experienced a rapid escalation in the cost of content rights and programming. We expect these costs may continue to increase, particularly those related to exclusive and live broadcasts of sporting and other events. We currently have exclusivity rights over certain local soccer content in several of our markets, including Bolivia, Costa Rica, El Salvador, Guatemala, Honduras, Panama and Paraguay, and we expect that the costs of these rights may continue to increase significantly. If we are unable to moderate the growth in these costs or fully pass these on to our customers in the form of price increases, we may lose our rights to this content. Any failure to maintain such rights may reduce the desirability of our networks and negatively affect our profitability.
In addition, content is often priced in U.S. dollars, which may result in fluctuations in costs in the countries in which we sell content due to foreign exchange fluctuations.
We make long-term content and service commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate, and our mobile applications and cable content may not be accepted or widely used by our customers.
We acquire rights to distribute certain content or services for use by our mobile, pay-TV and broadband customers, and we have strategic partnerships with major digital players, such as Amazon. We make long–term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. In some instances, our commitments include minimum guarantees, which means that we are required to pay a certain agreed upon amount regardless of the amount collected from the provision of such services. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time.
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
A number of content providers have begun to sell their services through alternative distribution channels including IP-based platforms, smart-TVs and other app-compatible devices. Consumers may choose to purchase on-demand content through these alternative transmission methods, which may lead to reduced demand for our pay-TV services. If our customers choose to source their content through transmission methods that we do not offer, our customer base and revenue generation from content-related services such as pay-TV may decline, which would negatively impact our cash flow generation and return on investment in content-related services.

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
We also offer third-party products, services and content. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner. For example, in Colombia we have faced litigation for the provision of services to customers that used our mobile services to attempt to extort money from third parties.
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
If we fail to comply with the conditions of our licenses or with the requirements established by the legislation or if we do not obtain permits for the operation of our networks and equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we may not have sufficient opportunity to cure any non-compliance. In the event that we do not cure any non-compliance, the applicable regulator may: levy fines; suspend or terminate our licenses, frequency permissions, or other governmental permissions; or refuse to renew licenses that are up for renewal.
Most of our licenses are granted for finite periods.
Most of our licenses are granted for specified terms, and we have no assurance that any license will be renewed upon expiration. Licenses due to expire in the medium-to-near term include our mobile telecommunications licenses in Paraguay (2023) and Colombia (2023). Other licenses due to expire include our license for data transmission and DTH services in Honduras (2024), concessions to operate telephone services and pay-TV services in Panama (2024), teleport transmissions licenses in Paraguay (2023), and spectrum licenses for fixed wireless services in Paraguay (2024).
Licenses may contain additional obligations.
Licenses may contain additional obligations, including payment obligations, requirements to cover reduced service areas or permit a more limited scope of service (for example, around prisons in El Salvador and Honduras). The cost of extending coverage to reduced service areas may exceed the revenue generated from providing such services. Licenses may also contain coverage obligations, like in Colombia where 700 MHz frequency acquisitions were paid partly with cash and partly by committing to provide coverage to 1,636 districts over the course of 5 years. In addition, increased regulations may impose additional obligations on operators and these obligations may affect the retention and renewal of licenses or spectrum. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”
d.Quality and resilience of networks and service
Equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack, could negatively impact our business.
Our business is dependent on certain sophisticated critical systems, including exchanges, switches, fiber, cable headends, data centers and other key network elements, physical infrastructure and billing and customer service systems. Our technological infrastructure is vulnerable to damage and disruptions from numerous events, including fire, flood, windstorms and other natural disasters, power outages, terrorist acts, equipment and system failures, human errors and intentional wrongdoings, including breaches of our network and information technology security. For example, in 2020, our mobile network was partially affected due to storm damage in Honduras, which resulted in the deterioration of service in certain parts of the country. Ongoing risks to our network include state-sponsored censorship, sabotage, theft and poor equipment maintenance.
Inability to manage a crisis could harm our brand and lead to increased government obligations in the future.
Telecommunications networks provide essential support to first responders and government authorities in the event of natural disasters, terrorist attacks, pandemics and other similar crises. If we fail to develop and implement detailed business continuity and crisis management plans, we may be unable to provide service at the level that is required or perceived to be required by the government, the regulator, our customers and by the public at large, and this could lead to reputational harm and to new and burdensome regulatory obligations in the future.
e.Regulation
The telecommunications and broadcasting market is heavily regulated.
The licensing, construction, ownership and operation of mobile telephone, broadband and cable TV networks, and the grant, maintenance and renewal of the required licenses or permits, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets in which we operate, which can lead to disputes with government regulators. For example, in 2013, the Colombian regulator challenged Colombia Móvil’s license fee, stating that it should be a significantly higher amount than we had recorded, although Colombia Móvil prevailed.
Certain other aspects of mobile telephone operations, including rates charged to customers, resale of mobile telephone services, and user registrations may be subject to public utility regulation in each market. Also, because of our market share, regulators could impose asymmetric interconnection or termination rates, which could undermine our competitive position in the markets in which we operate. Additionally, in response to the COVID-19 pandemic, governments in several of our markets imposed obligations to provide free service or limitations on our ability to collect sums due from customers. Specifically, several countries prohibited the disconnection of customers with past due accounts for an extended period. Any such measures, if implemented again, could significantly impact our revenues and/or collections.
Changes in regulations may subject us to legal proceedings and regulatory actions and may disrupt our business activities.
Regulatory changes may reduce or prohibit the provision of our services on a temporary or long-term basis. For example, since 2014, mobile operators in El Salvador and Honduras have been required to shut down services or reduce signal capacity in and around prisons. Similar laws have been enacted in Guatemala, although these were later nullified.

Regulations which make it commercially unviable to subsidize our mobile customers’ handsets; set an expiry date on when our customers must use their prepaid minutes, data or short message service ("SMS") bundles; or prohibit certain automatic deductions to customer accounts, could reduce revenue and margins for mobile services. For example, in 2015, the regulator in Colombia determined that handsets and telecommunication services could not be bundled and had to be invoiced separately. This had a direct impact on handset affordability and caused a sharp decline in our handset sales. In 2016, the regulator in Paraguay extended the unused prepaid data allowance from 30 to 90 days, which impacted the frequency at which a portion of our prepaid customers purchase additional data allowances from us. In 2019, the Legislative Assembly in El Salvador made a reform to the Consumer Protection Law, which required a change in the telecommunication companies' commercial activities. The reform called for the maintenance of unused data allowances for up to 90 days and prohibited automatic renewals, changing our financial results. Additionally, the reform banned broadcasts and collection activities outside business hours, impacting our clients' churn trends and payment behavior. In 2022, the Bolivian regulator prohibited operators from automatically making deductions to prepaid customer accounts for data usage services on an on-demand basis unless the customer has expressly opted-in to receive on-demand data. As a result, when a prepaid customer uses up their data allowance, the operator cannot automatically begin charging such user on an on-demand basis and must, instead, cancel data access until such customer either purchases a new data package or accepts on-demand data.
Our MFS product may be subject to new legislation and regulation.
We provide a broad range of MFS such as payments, money transfers, international remittances, real-time loans and micro-insurance. In most markets in which we have launched MFS, the laws and regulations governing our MFS are new and evolving, and, as they develop, regulations could become more onerous, requiring licensing by or registration with local regulators, imposing additional reporting or controls or limiting our flexibility to design new products, which may limit our ability to provide our services efficiently or at all.
The lack of established laws and regulations may make it difficult to identify which licenses and approvals (if any) are necessary and the processes for obtaining them, as well as the implications of holding such licenses or receiving such approvals. For the same reason, we cannot be certain that we will be able to maintain licenses and approvals that we previously obtained, or renew them upon their expiration. While we currently believe that some of our MFS activities fall outside the scope of licensing requirements and do not require certain approvals, there can be no assurance that our interpretations of the rules and their exemptions are or will remain consistent with those of local regulators.
We have, in most of our markets, seen that fintech legislation is evolving, particularly as it relates to anti-money laundering and suspicious activity reporting. Any such changes may require us to make additional investments in tools and resources to meet such requirements. If we are unable to modify our service provision in time to comply with any new regulatory requirements, or new regulations are applied retroactively, we may be subject to penalties and the discontinuation or restriction of our operations, which could have a material adverse effect on our business, financial condition and results of operations.
For more information on the regulatory environment in the markets in which we operate, see “Item 4. Information on the Company—B. Business Overview—Regulation.”
f.Cybersecurity and data protection
Cyber-attacks may cause equipment failures that render our networks or systems inoperable and could cause disruptions to our customers’ operations.
Cyber-attacks, including through the use of malware, viruses, denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber-attacks may cause equipment failures as well as disruptions to our customers' operations. Cyber-attacks against companies, including Millicom, have increased in frequency, scope and potential harm in recent years, especially since the outbreak of the COVID-19 pandemic.
The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to Millicom and/or a loss of market share to other communications providers. Although we have taken and continue to take measures designed to prevent, detect and mitigate such incidents, there can be no assurance that we will be able to adequately anticipate or prevent them, as the techniques used are constantly evolving. The costs associated with a major cyber-attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources and lost revenue from business interruption and litigation.
Cyber-attacks could result in data loss or other security breaches.
Our business involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent. We have been subject in the past, and may be subject again, to unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third-party suppliers, or other breaches of security that compromise the integrity of confidential information.
As many companies do, Millicom has experienced occurrences of breaches, phishing, ransomware attacks, blackmail and internal and external malicious actors targeting our systems and networks and our data. Ransomware attacks are a type of cyber-attack in which a business becomes unable to access its own information and is presented with a demand to pay ransom in order to recover access to its information. We were recently subject to web portal attacks, ransomware attacks or threats relating to our operations in several Latin American countries, including El Salvador, Bolivia, Nicaragua, Guatemala and Colombia. While the effect that these attacks and threats have had on our services was minimal and resulted in limited data loss or release of customer data to date, there can be no assurance that we will be able to prevent future cyber-attacks that result in a material loss of data or other security breaches.
Our control environment and controls may not be sufficient to prevent or rapidly detect and respond to cyber-attacks, or identify the perpetrators of such attacks.
The perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber-attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker. While we have established security controls that are designed to detect and prevent cyber-attacks, and continue investing in improving our security controls, such attacks are becoming increasingly complex and sophisticated, and our control environment may not be sufficient to address future threats.
We collect and process customer personal data.
We increasingly collect, use and store customer personal data that is protected by privacy and data protection laws. Data privacy laws and regulations apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and metadata), and in some countries, authorities can intercept communications, sometimes directly or without our knowledge. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.
Requests from local law enforcement for customer data may also come into conflict with applicable privacy and data protection laws and customer expectations, creating risks to our local businesses arising from our responses to these requests.
Since we may offer certain services accessed by, or provided to customers within, the European Union and the United States, we may be subject to the European Union and U.S. privacy and data protection regulations, which impose significant penalties for non-compliance.
In addition, most of the countries in which we operate are considering or have passed legislation imposing data privacy requirements that could increase the cost and complexity of providing our services. Although we take precautions to protect data, we cannot guarantee that our safeguards will prevent any leakage of certain data or any unauthorized use. If changes are made to data privacy laws and regulations, we may need to incur additional costs to ensure that we are in compliance with such changes, which could include investments in data processes, data collection tools or data warehouses to further protect customer and employee data.
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
The telecommunications and cable industry has been characterized by increasing consolidation and a proliferation of strategic transactions. As a result, we are increasingly competing with larger competitors that may have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:
•competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services; for example, if a competitor entered into partnerships or negotiated exclusive rights to premium content, this could result in consumers choosing to move away from our service offerings to those of our competitors;
•a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services, as was the case when América Móvil acquired the mobile business of Telefónica in Guatemala and when a subsidiary of Liberty Latin America Ltd. acquired América Móvil's operations in Panama; and
•other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market and demand for our services, as was the case with the bankruptcy of Digicel Group One Limited. If global companies that offer services such as information, social media or on-demand content services obtained or entered into distribution agreements with infrastructure partners in our markets, we could lose customers to those providers.
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
The proliferation of VoIP and video streaming offerings and other services delivered over the internet (referred to as “Over-the-Top” or “OTT” services) for voice, instant messaging, and video content has significantly increased competitive risk and has driven down revenue from legacy voice, SMS and linear TV services. While these alternative communication methods require usage of data, there are no guarantees that consumers will use our networks to obtain data services.

h.Environment and sustainability
Failure to comply with environmental requirements could result in monetary fines, reputation damage or other obligations.
Certain of our business operations are subject to environmental laws and regulations since they involve fuel consumption, carbon dioxide emission, and disposal of network equipment and old electronics. Environmental requirements have become more stringent over time, and pending or proposed new regulations could impact our operations or costs.
Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.
Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders with respect to their environmental, social and governance (“ESG”) practices. Views about ESG are diverse and rapidly changing, particularly as they relate to the environment, health and safety, diversity, labor conditions and human rights. New regulations or guidance relating to ESG standards, as well as the perspectives of customers, investors and other stakeholders regarding these standards, may affect our business activities and increase disclosure requirements, which may increase costs. If investors and other stakeholders determine that we have not made sufficient progress on or adequately addressed ESG matters, we could be subject to negative publicity in traditional or social media, and our reputation, ability to retain customers and employees, and financial condition and results of operations could be adversely affected.
i.Supplier management
We are dependent on key suppliers to provide us with products and devices.
We rely on handset distributors, manufacturers and application developers to provide us with the handsets, hardware and services demanded by our customers. The key suppliers of our handsets and set-top boxes, in terms of both volume of sales and importance to our operations, are Alcatel, Apple, BMobile, Bold, Commscope, Huawei, Kaon, Motorola, Samsung, Sky, Technicolor Tecno and Xiaomi. We import directly from original equipment manufacturers ("OEMs"), or we source our handsets through their authorized distributors in each of our markets.
We are dependent on key suppliers to provide us with networks and systems.
We seek to standardize our network equipment to ensure compatibility, ease equipment replacement and reduce downtime of our network and contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Nokia, Commscope, Harmonic, Kaon, Technicolor, NEC-Juniper, Intraway and VMWare.
We have limited influence over these key suppliers, and even less over their suppliers and the continuity of their supply chains, which could be disrupted in many ways. Therefore, we cannot assure you that we will be able to obtain required products or services on favorable terms or at all. Any failure of key suppliers to provide software and equipment could interfere with our operations. For example, we have experienced significant disruptions in the supply of microchips due to the global shortage that our suppliers are facing. While we have accumulated strategic inventories and substituted alternative products to sustain our operations, there can be no assurance that these inventories and products will be sufficient to meet our customers' needs.
International actions including trade sanctions could disrupt or otherwise negatively impact our supply chain.
In May 2019, the U.S. government announced executive action aimed at addressing U.S. national security risks arising from the use of non-U.S. technology. In furtherance of this order, the U.S. Department of Commerce issued a rule in January 2021 that allows the U.S. government to prohibit certain information and communications technology and services (“ICTS”) transactions to address U.S. national security threats. Shortly after this rule became effective in March 2021, the U.S. Department of Commerce also published a notice of proposed rulemaking regarding a potential licensing or other pre-clearance process for ICTS transactions. Although the extent and potential consequences of this rule and any potential licensing or pre-clearance process remain uncertain, they may have a material adverse effect on our ability to maintain and expand our networks and business. There are a number of alternative suppliers available to us; however, if we are unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, our ability to maintain and expand our networks and business may be materially and adversely affected.
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
We have sold and leased back a significant number of our towers, including in El Salvador, Colombia and Paraguay, as further discussed under “Item 4. Information on the Company—D. Property, Plant and Equipment—Tower infrastructure,” and we may engage in similar transactions in the future in our other markets.
We have entered into managed services agreements in certain of our markets to outsource the maintenance and replacement of our network equipment. Although the contracts impose performance obligations on the operators and tower management companies, we cannot guarantee that they will meet these obligations or implement remedial action in a timely manner, which may result in these towers or networks not being properly operated. If our managed services agreements terminate, we may be unable to find a cost-effective, suitable alternative provider, and we may no longer have the necessary expertise in-house to perform comparable services. For example, if our tower network service provider is unable to properly maintain our towers, we may suffer a degradation in the quality or coverage of our mobile services.
We and our customers are dependent on third-party suppliers of electricity to power transmission and customer premise equipment.
Significant failure or disruption in the supply of power to the businesses and households that subscribe to our services, or to the data centers that we operate, could have a negative impact on the experience of our customers, which could result in claims against us for failure to provide services and reduce our revenue.
2.Risks related to Millicom’s business in the markets in which it operates
The COVID-19 global pandemic has had, and may again have, a significant negative affect on our operations, business and financial condition, and the ultimate outcome of the COVID-19 pandemic is uncertain.
The outbreak of a novel and highly contagious form of coronavirus (“COVID-19”) was declared a global pandemic by the World Health Organization. Although the ultimate severity and impact of the COVID-19 pandemic remains uncertain, the measures taken to combat it and ameliorate its effects, such as the closing of retail stores and other distribution channels, as well as government mandates to provide services to non-paying clients, have had, and may again have, a significant negative affect on our operations.
In 2020, governments in the vast majority of our markets imposed lockdowns that caused sharp reductions in mobility and were among the most stringent in the world, according to data compiled by the University of Oxford. Government restrictions forced many of our stores and distribution channels to close, which had a significant adverse affect on our gross sales. Additionally, governments in some countries mandated that companies such as ours continue to provide services to non-paying clients, waive fees for late payments, or defer payments over an extended period of time, among other measures. These measures had a material negative impact on our collections, thus causing higher provisions for bad debt.
With the absence of the severe measures that were taken by governments during 2020, the COVID-19 pandemic did not significantly impact our financial condition and results of operations in 2021 or 2022. Despite the emergence of variant strains of the virus and the implementation of temporary restrictions in some countries and regions, the majority of the pandemic-related restrictions are no longer being implemented, and collections and economic activity in our markets have gradually returned to pre-pandemic levels. However, there can be no assurance that further restrictions will not be imposed in the future or that we will not be subject to additional mandates that have a negative impact on our collections.
The extent of the impact of COVID-19 on our future operational and financial performance will depend on future developments, as variant strains of the virus have led to increased uncertainty. Such developments include the geographic spread and duration of the pandemic, the resurgence or emergence of variant strains, the availability and effectiveness of vaccines for COVID-19, vaccine hesitancy, the response by governments, private sector participants and the public to contain COVID-19 or address its impacts, and the associated disruption to business and commerce generally, all of which are highly uncertain and could have a significant adverse effect on our business. Accordingly, we cannot predict the full impact of the COVID-19 pandemic on our operations, business and financial condition.
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
The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. Emerging markets are also subject to adverse global political events and geopolitical tensions, such as the ongoing conflict between Russia and Ukraine. Such events may result in sanctions, disruptions in global supply chains, military actions and macroeconomic instability, each of which may adversely affect the economies of emerging markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies, which may cause our business and results of operations to suffer.
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
Our strategic priorities include, among others, expansion of our high-speed data networks (4G, HFC and FTTH), facilitation of growth in our mobile data and fixed broadband segments, implementation of technology transformation projects to improve our operating performance and efficiency, implementation of cost efficiency programs and the creation of legal entities to separate our Tigo Money and Towers businesses from our telecommunications service operations. There can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure. In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees, local shareholders and other stakeholders, business interruptions and difficulty in recruiting and retaining key personnel.
Lack of sufficient information or poor quality of available information regarding our industry, operations or markets may lead to missed opportunities or inefficient capital allocation.

As the factors we consider in formulating our strategy change (including information, such as customer data insights or new markets into which we may consider entering), we face the risk of not having access to sufficient industry, operational or market data inputs to properly inform our decision-making or needing to rely on poor-quality information. There is also a risk that the data to which we have access will be analyzed improperly, if the relevant personnel lack appropriate experience, oversight, or relevant skill sets in data analysis, including through insufficient consideration of interrelationships of key variables such as market dynamics, trends, availability of cash and resources, agility, opportunities and risk factors affecting our business. If we are forced to make assumptions regarding key variables and are unable to consider alternatives to, and consequences of, strategic decisions on a fully informed basis, it may lead to missed opportunities or inefficient capital allocation that could have an adverse effect on our business, financial condition or results of operations.
We may not achieve the anticipated benefits following the acquisition of the remaining 45% equity interest in our Guatemala business.
On November 12, 2021, we signed and closed an agreement to acquire the remaining 45% equity interest in our Guatemala joint venture business from our local partner for $2.2 billion in cash. In November 2021, we obtained bridge financing to fund the acquisition, which we refinanced in part with the issuance of equity and long-term debt. We also consolidated the indebtedness from our Guatemala joint venture business in connection with the acquisition. Our leverage and debt service requirements may make it more difficult for us to capitalize on changes in market conditions or other strategic opportunities. While we have taken, and will continue to take, steps to facilitate the growth of our operations in Guatemala and improve our operating performance and efficiency, our strategy may ultimately prove to be unsuccessful. If we are unable to generate sufficient cash flow from our operations in Guatemala and future borrowings are not available, we may not be able to pay our indebtedness or fund our other liquidity needs, which could have a material adverse effect on our business, financial condition and results of operations.
c.Industry structure, market position and competition
We face intense competition from other larger telecommunications and cable and broadband providers.
The markets in which we operate are highly competitive. Our main mobile, cable and broadband competitors include major international and regional telecommunication providers such as América Móvil, Telefónica and Liberty Latin America. Some of our competitors are state-owned entities. Many of our main competitors have substantially greater resources than we do in terms of access to capital. In some of our markets, our competitors may have access to more spectrum and provide greater or better area coverage, and they may face fewer regulatory burdens than we do.
We have a weaker market position in mobile services and face a challenging competitive environment in Colombia, our largest market.
Relative to our other markets, the mobile services sector in Colombia is characterized by having more competitors, including América Móvil and Telefónica, which are larger than us, and by having more stringent regulatory conditions. Relative to our other markets for mobile services, our competitive position is also weaker in Colombia, where we are the third largest mobile operator. Additionally, new competitors have been and may continue to be awarded mobile spectrum, including WOM, which entered the Colombian market in April 2021. Given the importance of Colombia to our results, if we are unable to sustain or improve our position in the mobile services sector, this could have a material impact on our consolidated financial results.
Competition is driven by a number of factors, most notably price and increasingly customer experience.
Within our markets, operators compete for customers principally on the basis of price, promotions, services offered, advertising and brand image, quality and reliability of service, mobile coverage and overall customer experience. Price competition is especially significant in mobile services, which represented more than half of our revenue from continuing operations in 2022. Mobile voice, SMS and data are largely commoditized services, as the ability to differentiate these services among operators is limited. Competition has resulted in pricing pressure, reduced margins and profitability, increased customer churn, and in some markets, the loss of revenue and market share.
The effects of such competition have been exacerbated as a result of recent inflationary pressures, and the need to increase prices for our products and services has become increasingly more common.

Competitive pressures could prevent us from implementing or sustaining such price increases, or implementing price increases that are commensurate with inflation, which may have a material adverse impact on our business, financial condition and results of operations.
There may be more mobile operators than the market is able to sustain.
Additional licenses may be awarded in already competitive markets, and regulators may incentivize competition by offering favorable conditions to new entrants, such as holding spectrum auctions in which certain blocks of spectrum are reserved for new entrants, or by capping the amount of spectrum that existing players can acquire, as in Colombia's 2019 auction of licenses to use a total of 40 MHz in the 700 MHz band.
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
We may not be able to achieve market acceptance of our MFS.
Although the use of mobile financial services and digital payments has increased throughout the world, there can be no assurance that this increase will result in the acceptance of our MFS across the markets in which we operate. For example, our Tigo Money business is currently deployed in several of our markets, and, as of December 31, 2022, we had a total of 4.7 million active users. While we seek to expand our MFS in our markets, we may be unable to achieve the required level of market acceptance in order for us to recover the investment costs involved in developing and launching such services.
The future market acceptance of our MFS depends on a variety of factors, including community trust in digital financial services and companies that are not traditional financial institutions, entrenched preferences in traditional payment methods, and the availability of alternative MFS that are more popular or widely accepted by the population.
d.Customer base and customer experience
A significant proportion of our mobile revenue is generated from prepaid customers and is short-term in nature.

Prepaid customers do not sign service contracts and are more likely than postpaid customers to switch mobile operators and take advantage of promotional offers by other operators. Many of our mobile customers also subscribe to short-term packages with lengths of one-day to one-week. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future. Prepaid customers represented 84% of our mobile customers as of December 31, 2022 and generated approximately 63% of our mobile service revenue and 36% of our total service revenue during 2022.
The transition to more subscription-based businesses creates new challenges.
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
e.Political
Many of the countries in which we operate have a history of political and social instability.
Some of the countries in which we operate may be subject to greater political and economic risk than developed countries. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, El Salvador and Honduras have some of the highest murder rates in the world due to violent crime, and Nicaragua, Bolivia and Colombia have recently experienced civil unrest.
Any political instability or hostilities in the markets in which we operate can hinder economic growth and reduce discretionary consumer spending on our services, and may result in damage to our networks or prevent us from selling our products and services.
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
The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal systems in emerging markets, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. These factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties. For example, if we enter litigation proceedings with a third party in a country in which we operate, and within a legal system which may be less transparent and less robust in its judgment and rulings, we may face penalties or decrees that compel us to cease or partially cease the provision of certain of our services or the operation of our networks, or invalidate or suspend our licenses or rights therein.
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
As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investments in these markets and materially adversely affect their economies. An economic downturn, a substantial slowdown in economic growth or a deterioration in consumer spending could have an adverse effect on the level of demand for our products and services and our growth. We are particularly susceptible to any deterioration in the economic environment of the countries in which we have our largest operations, namely Colombia, Guatemala, Paraguay, Honduras, Panama and Bolivia.
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

Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by a lack of long-term financing in local currencies or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”
Due to the lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures.
We had net foreign exchange losses of $84 million in fiscal 2022 compared to net foreign exchange losses of $42 million in fiscal 2021 and net foreign exchange losses of $69 million in fiscal 2020. At the operational level we seek to match the currencies of our cash inflows and outflows, but while this practice reduces, it does not eliminate, our significant foreign exchange exposure to the U.S. dollar.
The governments of the countries in which our operations are located may impose foreign exchange controls that could restrict our ability to receive funds from the operations.
Substantially all our revenue is generated by our local operations, and MIC S.A. is reliant on its subsidiaries’ and joint ventures’ ability to transfer funds to it. None of the foreign exchange controls that exist in the countries in which our companies operate significantly restricts the ability of our operating companies to pay interest, dividends, technical service fees, and royalty fees or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, foreign exchange controls may be strengthened, or introduced, which could restrict MIC S.A.’s ability to receive funds.
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
Any “unpegging,” particularly if the currency weakens against the U.S. dollar, could have an adverse effect on our business, financial condition or results of operations. Currently, Bolivia operates a fixed peg to the U.S. dollar.
h.Taxation
Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax strategy and business decisions.
The tax laws and regulations in the markets in which we operate are complex and subject to varying interpretations. The tax authorities in the markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities. Our interpretations and application of the tax and regulations could differ from that of the relevant governmental taxing authority. Tax declarations are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers, and in some cases criminal penalties on company personnel. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects. For example, on March 28, 2022, the supreme court in one of the jurisdictions in which we operate issued a $16.2 million ruling against our business, primarily for taxes related to incoming international calls and the deductibility of interest expenses in 2010. We are also addressing tax disputes with local tax authorities in several jurisdictions, further described under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax disputes.”
Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial conditions or cash flows.

The organizational structure and business arrangements between the various legal entities in the group may give rise to taxation-related risks, including risks related to the pricing of services which might be challenged if not made on an arm’s-length basis and the taxation of shell entities.
Tax authorities could argue that some of the services provided among the various legal entities in the group are on terms more favorable than those that could be obtained from independent third parties and assess higher taxes or fines in respect of the services MIC S.A. provides. Additionally, the Council of the European Union (the "Council") published a proposal on December 22, 2021, further amended during 2022, which targets shell entities to prevent their misuse for tax purposes. We are currently reviewing whether such proposal could be deemed applicable to us if adopted and what adverse impacts it may have, if any, on our business.
i.Litigation and claims
Some of the litigation or claims that we face can be complex, costly, and highly disruptive to our business operations.
From time to time, in the ordinary course of our business, we are involved in legal proceedings. Some of these legal proceedings can be complex, costly, and highly disruptive to our business operations. Certain of these proceedings may be spurious in nature and may demand significant energy and attention from management and other key personnel. For example, in Tanzania in June 2016, we were served with a complaint by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company. While this claim was eventually dismissed, it absorbed a significant amount of management time and resulted in additional costs. The assessment of the outcome of legal proceedings, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The amounts ultimately received or paid upon settlement or pursuant to final judgment, order or decree may differ materially from amounts accrued in our financial statements. In addition, litigation or similar proceedings could impose restraints on our current or future manner of doing business. For example, if we enter litigation proceedings with a regulator in a country in which we operate, we may face penalties or decrees that compel us to cease or partially cease the provision of certain of our services or the operation of our networks.
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
We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. We operate in countries which pose elevated risks of corruption violations, and in certain of our markets, we have been and may continue to be subject to governmental investigations that include the telecommunications sector. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures. Moreover, investigations of any actual or alleged violations of such laws or policies related to us could be time consuming, distracting to management and expensive, with the potential to harm our business, financial condition, results of operations, cash flows or prospects. For example, in late 2015 we reported to the U.S. Department of Justice (“DOJ”), as well as to law enforcement authorities in

Sweden, potential improper payments made on behalf of our joint venture in Guatemala. In 2016 we received notification from the Swedish Public Prosecutor that its preliminary investigation had been discontinued. In 2018, DOJ informed us that it was closing its investigation without action. More recently, on April 27, 2022, we received a subpoena from DOJ requesting information concerning our business in Guatemala (“Tigo Guatemala”), including information related to the purchase in 2021 of our former joint venture partner’s interest in Tigo Guatemala and information related to any contacts with certain Guatemalan government officials. The subpoena also requested information concerning our operations in other countries in Latin America. We are cooperating with the DOJ. At this time, we cannot predict the ultimate scope, timing or outcome of this matter.
Our anti-corruption policies, procedures and internal controls may not be effective in complying with anti-corruption laws.
We regularly review and update our policies, procedures and internal controls designed to provide reasonable assurance that we, our employees, joint ventures, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. For example, our business in Guatemala has retained external legal counsel to review its policies and procedures related to anti-corruption issues, including examining certain allegations of improper payments made several years ago. However, anti-corruption policies, procedures and internal controls are not always effective against this risk. We cannot assure you that such policies or procedures or internal controls work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, joint ventures, distributors and other intermediaries with respect to our business or any businesses that we may acquire.
Our MFS service is complex and increases our exposure to fraud and money laundering.
Our MFS product has been developed through different distribution channels, and despite measures that we have taken or will take to adequately secure our payment systems, we remain susceptible to potentially illegal or improper uses of our payment services. Risks may include the use of our payment services in connection with fraudulent sales of goods or services, sales of prohibited or restricted products and money laundering.
Our policies and procedures may not be fully effective in identifying, monitoring and managing these risks. For example, we are not able to monitor the sources and uses of funds that flow through our MFS application, Tigo Money, in every case. As a result, we may be held liable for fraudulent transactions or transactions that violate trade sanctions or other legal or regulatory requirements, and an increase in negative publicity regarding our payment systems could harm our reputation and reduce consumer confidence in our services. In addition, we may face legal actions or regulatory sanctions as a result of any such activity.
Our services also involve cash handling, which exposes us to the risk of fraud and money laundering. In certain of our markets, we must keep our customers’ MFS cash in local currency demand deposits in local banks and ensure customers’ access to MFS cash, exposing us to local banking risk.
Anti-money laundering laws are often complex. We endeavor to conform to the highest standards but cannot be certain that we will be able to fully meet all applicable legal and regulatory requirements at all times. Violations of anti-money laundering laws or other regulations applicable to our MFS offerings could expose us to monetary fines or other legal actions or regulatory sanctions, which could have a material adverse effect on our business, financial condition and results of operations.
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
We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. In 2022, our most significant impact from fraudulent activity was caused by data charging bypass or data tunneling, which is used by certain subscribers to obtain data services without paying. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.
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
We operate in certain countries in which international sanctions may be imposed by the U.S., the U.K. or Europe, and we may be required to comply with such sanctions. Such sanctions may restrict our ability to implement our strategy or conduct our business in the manner in which we expect. For example, in response to the November 2021 presidential election in Nicaragua, the U.S., the E.U. and the U.K. announced sanctions against the Nicaraguan Public Ministry and various Nicaraguan institutions and government officials, including the deputy director general and director general of TELCOR, the nation's principal telecommunications regulator. In October 2022, these sanctions were subsequently expanded by the United States, which imposed visa restrictions on over 500 Nicaraguan individuals with ties to the Nicaraguan government, and the European Union, which broadened its existing sanctions to TELCOR and seven Nicaraguan individuals, including the director of TELCOR. In addition, several Nicaraguan government officials and other key actors are currently included on the Specially Designated Nationals list of the U.S. Office of Foreign Assets Control, as well as the U.K. sanctions list. While it remains uncertain what impact current and future sanctions may have on our operations in Nicaragua and other markets, they may have a material adverse effect on our ability to maintain and expand our networks and business.
k.People, health and safety
Threats to the safety of our employees or contractors could affect our ability to provide our services.
Heightened states of danger may exist in certain of the countries in which we operate, including as a result of civil unrest, criminal activity, and the threat of natural or man-made disasters. Such events can pose significant risks to the health and safety of our employees and contractors and may impede or delay our ability to provide services to our customers or potential customers. In those locations, we may incur additional costs to maintain the safety of our personnel, customers, suppliers, and contractors. Despite the precautions, the safety of our personnel, customers, suppliers, and contractors in these locations may continue to be at risk.
Enforcement of standards of safety and the promotion of a culture of safety may not prevent the frequency or severity of health and safety incidents.
Although we implement and provide training on health and safety matters, particularly related to the risks of working on telecommunications towers or on TV poles, there is no guarantee that our employees or our contractors will comply with applicable safety standards. For example, in 2022, we did not suffer any employee fatalities or major losses to the Company, but there were unfortunately eight fatalities in our contracted services. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of, or injury to, our employees or contractors, as well as expose ourselves to possible litigation and reputational harm.
l.Brand and reputation
Failing to maintain our intellectual property rights and the reputation of our brands would adversely affect our business.

Our intellectual property rights, including our key trademarks and domain names, including our Tigo brand name, which is well known in the markets in which we operate, are extremely important assets and contribute to our success in our markets. If we are unable to maintain the reputation of and value associated with them, we may not be able to successfully retain and attract customers. Furthermore, our reputation may be harmed if any of the risks described in this “Risk Factors” section materialize. Any damage to our reputation or to the value associated with our Tigo brand could have a material adverse effect on our business, financial condition and results of operations.
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
Failing to manage unauthorized access to our services and networks could adversely affect our business.
Our ability to increase or maintain our market share and revenue is partly dependent on the controlled access to our services and networks. Sophisticated piracy techniques are continuously evolving, and preventing unauthorized use of our services and networks is inherently difficult. Although we have taken and continue to take measures designed to prevent unauthorized access to our services and networks, any unauthorized use could harm our relationships with our content providers or result in a loss of revenue, which may adversely affect our business, financial condition and results of operations.
m.Workforce
A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiations of our labor contracts.
On average during 2022, approximately 17% of our employees (including 37% of our direct workforce in Colombia and 75% of our direct workforce in Panama) participated in collective employment agreements. While we have collective bargaining agreements in place, we could incur significant additional labor costs and/or experience work stoppages as a result of subsequent negotiations or new minimum wage legislation, which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact they would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructuring and other activities that impact employees. We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations materially and adversely affect the quality of our services and harm our reputation.
3.Risks related to Millicom’s size and structure and leadership
a.Size - capacity and limitations
The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.
As of December 31, 2022, our consolidated indebtedness excluding lease liabilities was $6,804 million, of which MIC S.A. incurred $2,573 million directly, and MIC S.A. guaranteed $501 million of indebtedness incurred by its subsidiaries. Including lease liabilities, our consolidated indebtedness was $7,820 million as of December 31, 2022. In addition, at December 31, 2022 our joint venture in Honduras, which is non-recourse to MIC S.A., had $292 million of debt and lease liabilities of $64 million.

We may incur additional debt in the future. Although certain of our outstanding debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. The acquisition of additional debt could, among other things, require us to dedicate a substantial portion of our cash flow to payments on our debt, place us at a competitive disadvantage compared to competitors who might have less debt, restrict us from pursuing strategic acquisitions or reduce our ability to pay dividends or implement share buybacks and prevent us from complying with our dividend policy.
We have incurred and assumed, and expect to incur and assume, additional indebtedness in connection with recent acquisitions.
We funded our acquisitions in Panama and Nicaragua mainly by incurring additional indebtedness, including through the issuance of a $750 million 6.25% bond on March 25, 2019, and the issuance by our subsidiary Telecomunicaciones Digitales, S.A. (formerly known as Cable Onda S.A.) of a $600 million 4.5% bond in November 2019. Additionally, during 2022, we refinanced the $2,150 million bridge loan that we obtained to fund the acquisition of the remaining 45% equity interest in our joint venture business in Guatemala with the issuance of new long-term debt by our local subsidiary and new equity.
Our increased indebtedness following consummation of these or other acquisitions could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions as well as reducing funds available for capital expenditures or acquisitions, and creating competitive disadvantages for us relative to other companies with lower indebtedness levels.
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
We may pursue acquisitions, investments or merger opportunities which may subject us to significant risks, and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.
We may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand our business. Some of these potential transactions could be significant relative to the size of our business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including: diverting management attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees. As an example, our joint venture in Ghana did not create the expected synergies and benefits that we anticipated.
Moreover, we may not be able to successfully complete acquisitions, in light of challenges such as strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities, and regulatory approvals required.
We may also pursue strategic combinations with other businesses. On January 25, 2023, in response to market speculation, we announced that we had entered into discussions with Apollo Global Management and Claure Group for the potential acquisition of all of our outstanding common shares, including common shares represented by Swedish depository receipts. However, there can be no assurance that any transaction will materialize or that, if such transaction does materialize, it will result in the realization of any anticipated benefits. Further, we can provide no assurance as to the terms, timing or form of any transaction.
Divestitures or restructuring of assets and businesses subject us to significant risks and may not realize expected benefits.
We may seek to divest or restructure existing operations and investments in ways that enhance the optionality for certain assets and facilitate the attraction of growth capital, such as our plans to create new organizational structures for our Towers and Tigo Money businesses. Any such divestiture or restructuring could involve a number of risks and could present financial, managerial and operational challenges including: diverting management attention from running our existing business or from pursuing other strategic opportunities; incurring significant transaction expenses; maintaining certain liabilities or obligations to indemnify the buyer of the divested business as part of the sale conditions; and the possibility of failing to properly manage the newly created entity or time the exit to achieve an optimal return.
Furthermore, the timing of divestitures and restructurings of assets and businesses may not result in optimal returns, and the amount and timing of proceeds or expected returns may be lower than our initial investment or the corresponding carrying value on our balance sheet. For example, we were unable to obtain any proceeds from the divestiture of our joint venture in Ghana.
Our ability to make significant decisions in certain of our operations may depend in part upon the consent of independent shareholders.
We have local shareholders in certain markets that exercise significant control, including a non-controlling partner in Colombia and a joint venture partner in Honduras. In these operations, our ability to make significant strategic decisions or to receive dividends or other distributions may depend in part upon the consent of current or future independent shareholders, and our operations may be negatively affected in the event of disagreements with or breaches by our partners.
Millicom's central functions provide essential support and services to our operating subsidiaries and joint ventures.
These services include, financing, procurement, technical and management services, business support services (including a shared services center in El Salvador and a multinational corporation headquarters (SEM) in Panama, among others), digital transformation, customer experience, procurement, human resources, legal, information technology, marketing services and advisory services related to the construction, installation, operation, management and maintenance of its networks. If Millicom's central functions are unable to provide these services to our operating subsidiaries and joint ventures on a timely basis and at a level that meets our needs, our operating subsidiaries and joint ventures may be disrupted.
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
Our operating results depend, in significant part, upon the continued contributions and capacity of key senior management and technical personnel. Certain key employees possess substantial knowledge of our business and operations. We cannot assure you that we will be successful in retaining their services or that we would be successful in hiring and training suitable replacements without undue costs or delays. If we are unable to retain senior leadership to operate and grow our business, we may not be able to develop our business at the pace or with the required level of sophistication that enables us to meet our strategic and financial objectives.

Competition for personnel in our markets and certain central functions is intense due to scarcity of qualified individuals.
Millicom has been working with its local teams to build and implement talent development plans and to identify high-performance individuals for future advancement or hiring, as the markets in which we operate have limited availability of talent with advanced skill sets in key areas such as the digital and technology fields. We have taken steps to reinforce our digital capabilities with an aggressive hiring plan to obtain the right personnel with the relevant competencies for the new businesses and services we launch. We cannot assure you, however, that we will be successful in these efforts.
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
Our ability to generate cash depends on many factors beyond our control, and we may need to resort to additional external financing.
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
The cash flow we generate is highly dependent on our operations in Guatemala.
Our operations in Guatemala have historically generated healthy cash flows. If the financial condition of our operations in Guatemala deteriorates, or if we fail to diversify our sources of cash flow, our liquidity could suffer, which could impact our capital allocation and limit our ability to reduce our leverage, reinvest in our business or remunerate our shareholders.
Our ability to pay dividends to our shareholders, consummate share repurchase programs or otherwise remunerate shareholders is subject to our distributable reserves and solvency requirements.
Any determination to pay dividends, adopt share repurchase programs or otherwise remunerate shareholders in the future will be at the discretion of our board of directors (as to interim dividends) and at the discretion of the shareholders at the annual general meeting (the "AGM") upon recommendation of the board of directors (as to annual dividends or share repurchases) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors and the shareholders at the AGM, respectively, deem relevant.
We are not required to pay dividends on our shares or otherwise remunerate shareholders, and holders of our shares have no recourse if dividends are not declared. Our ability to pay dividends or otherwise remunerate shareholders may be further restricted by the terms of any of our existing and future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions on our ability to repatriate funds and under the terms of the agreements governing our indebtedness.
We have adopted, and may in the future adopt, share repurchase programs under which we are authorized to repurchase our shares or shares represented by Swedish Depository Receipts ("SDRs"). However, there can be no assurance that any future share repurchase program will be fully consummated. The amount, timing and execution of any share repurchase program may fluctuate based on our priorities for the use of cash or as a result of changes in cash flows, tax laws, and the market price of our shares or SDRs. Any reduction or discontinuance by us of dividend payments or repurchases of our shares, including shares represented by SDRs, may cause the market price of our shares or SDRs to decline.
4.Risks related to share ownership, governance practices and registration with the SEC
a.Share price, trading volume and market volatility
The price of our common shares might fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our common shares may prevent you from being able to sell our common shares at or above the price at which you purchased such shares. The trading price of our common shares has been and may in the future be volatile and subject to wide price fluctuations in response to various factors, including:
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
As of December 31, 2022, approximately 91% of our issued and outstanding shares were in the form of SDRs listed on the NASDAQ exchange in Stockholm. We cannot predict the extent to which investors will convert SDRs into common shares or whether the relisting of our common shares on the Nasdaq Stock Market on January 9, 2019 will lead to the development of an active trading market in the U.S. or how liquid that market might become. If an active trading market does not develop in the U.S., you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.
Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our share price, and future sales of our common shares may be dilutive.
Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our common shares and could impair our ability to raise capital through the sale of shares. In the future, we may issue our shares, among other reasons, if we need to raise capital or in connection with merger or acquisition activity. The amount of our common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital. Sales of shares in the future may be at prices below prevailing market prices, thereby having a dilutive impact on existing holders and depressing the trading price of our common shares.
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
Foreign private issuers are required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Luxembourg law or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.” Our independent registered public accounting firm has issued a report as of December 31, 2022. See “Item 15. Controls and Procedures—C. Report of Independent Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As a foreign private issuer, we are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2023.
In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher.
If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
c.Shareholder protection
MIC S.A. is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares.
The Company is incorporated under and subject to Luxembourg laws. Luxembourg laws may differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, sales, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Luxembourg laws governing the shares of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. For example, neither our articles of association, as amended and restated (the "Articles of Association") nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.
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
Directors have a duty to disclose any personal interest in any contract or arrangement with the company in case such interest would constitute a conflict of interest. If any director has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the company, Luxembourg law provides that such director will not be entitled to take part in the relevant deliberations or exercise his or her vote with respect to the approval of such transaction. If the interest of such director does not conflict with the interests of the company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction. If a director of a Luxembourg company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may, in addition, be jointly and severally liable with other directors implicated in the same breach of duty.
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
d.Corporate governance practices
As a foreign private issuer and as permitted by the listing requirements of the Nasdaq, we may rely on certain home country governance practices rather than the Nasdaq corporate governance requirements.
As a foreign private issuer and in accordance with Nasdaq Listing Rule 5615(a)(3), we may comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. For more information regarding the Nasdaq corporate governance requirements in lieu of which we follow home country corporate governance practices, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nasdaq corporate governance exemptions.”
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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company
The Company’s legal name is Millicom International Cellular S.A. ("MIC S.A." or "the Company"). The Company uses the Tigo brand in all of the countries in which we do business. MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. The Company’s address is: 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number for the Head of Financial Reporting is: +352 27 759 018. The Company’s U.S. agent is: C T Corporation, 28 Liberty Street, 42nd Floor, New York, New York 10005, United States.
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
B.    Business Overview
Introduction
We are a leading provider of cable and mobile services dedicated to emerging markets. Through our main brands Tigo® and Tigo Business™, we provide a wide range of digital services in nine countries in Latin America, including high-speed data, cable TV, direct-to-home satellite TV (“DTH” and when we refer to DTH together with cable TV, we use the term “pay-TV”), mobile voice, mobile data, SMS, MFS, fixed voice, and business solutions including value-added services (“VAS”). We provide services on both a business-to-consumer (“B2C”) and a business-to-business (“B2B”) basis, and we have used the Tigo brand in all our markets since 2004.
We offer the following principal categories of services:
•Mobile, including mobile data, mobile voice, and MFS to consumer, business and government customers;
•Cable and other fixed services, including broadband, pay-TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and VAS and solutions to business and government customers.
We provide both mobile and cable services in eight countries: Bolivia, Colombia, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. In addition, we provide cable services in Costa Rica. In Africa, we previously provided mobile services in Tanzania, which we disposed of in April 2022. In 2021, we also completed the disposal of our Ghana joint venture with Bharti Airtel. These divestitures were part of our strategy to exit Africa to better invest capital in Latin America, and as a result of these transactions, we no longer have any operations in Africa.
Additionally, we have a large portfolio of infrastructure across Latin America, including in our Honduras joint venture, which includes 10,900 towers, 12 Tier III data centers and 193,000 kilometers of fiber. We also have an MFS business, Tigo Money, which is currently operating in Paraguay, Guatemala, El Salvador, Bolivia and Honduras. In 2022, we also began preparations for the introduction of our MFS business in Panama.
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

As of December 31, 2022, we provided services to 40.6 million mobile customers (45.7 including our Honduras joint venture), including 20.9 million 4G customers, which we define as customers who have a data plan and use a smartphone to access our 4G network. As of that date, we also had 4.8 million customer relationships with a subscription to at least one of our fixed services. This includes 4.1 million customer relationships on our HFC and FTTH networks and 0.5 million DTH subscribers. The majority of the remaining customer relationships are served by our legacy copper network.
For the year ended December 31, 2022, our revenue was $5,624 million and our net profit was $129 million. We had approximately 20,000 employees, including our Honduras joint venture.
Our strategy
Underpinning our strategy is management’s assessment that penetration rates for both mobile and fixed broadband services in our markets are low relative to penetration rates in other markets globally, and that these have potential to increase over time. Based on our own subscriber data of mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G networks, were approximately 66% in Bolivia, 57% in Panama, 56% in Colombia, 55% in Paraguay, 53% in El Salvador, 51% in Honduras, 44% in Guatemala, and 38% in Nicaragua as of December 31, 2022. Based on our own customer data and market intelligence, fixed broadband penetration rates, as measured by the number of residential broadband customers as a percentage of households in the country, were approximately 62% in Costa Rica, 55% in Colombia, 47% in Panama, 44% in El Salvador, 42% in Paraguay, 35% in Bolivia, 27% in Guatemala, 25% in Honduras , and 20% in Nicaragua as of December 31, 2022. Pay-TV penetration rates, as measured by the number of pay-TV customers, including DTH, as a percentage of households in the country, were approximately 49% in Costa Rica, 44% in Guatemala, 43% in El Salvador, 42% in Panama, 41% in Colombia, 38% in Paraguay, 34% in Honduras, 22% in Bolivia, and 20% in Nicaragua as of December 31, 2022. Based on the expectation that mobile and fixed broadband penetration rates in our markets will gradually rise over time, management has defined an operational strategy based on the following six principal pillars.
Expand Broadband
We are moving quickly to meet the growing demand for high-speed data from residential and business customers alike in our Latin American markets. We are doing this by:
•    Expanding our HFC and FTTH networks: We are rapidly deploying our fixed broadband networks, and we complement our organic network build-out with small, targeted acquisitions.
•    Increasing our commercial efforts to fill the broadband networks: As we expand the networks, we also deploy commercial resources necessary to begin monetizing our investment by marketing our services to new potential customers. In addition, our fixed broadband networks allow us to sell additional services to existing customers that drive ARPU growth over time.
•    Product innovation: We drive customer adoption by expanding our range of digital services and aggregating third-party content, as well as some exclusive local and international content, enabling us to differentiate ourselves from our competitors. For example, we have agreements with local soccer teams, leagues and sports channels in Bolivia, Costa Rica, El Salvador, Guatemala, Honduras, Paraguay and Panama to air matches on our pay-TV channels. We are committed to bringing the best content to our customers, and for that we partner with various players in the ecosystem, from studios to Over-the-Top providers (“OTTs”) and sports industry players.
Our cable network deployment is also critical to help prepare the company for convergence of fixed and mobile networks and services, a trend we expect will accelerate with the deployment of 5G technology in the future.
Monetize Mobile
Our mobile networks continue to experience rapid data traffic growth, and we are very focused on making sure that incremental traffic translates into additional revenues. Our mobile monetization strategy is built around several key drivers:
•    4G/LTE network expansion: Our 4G networks enable us to deliver high volumes of data at faster speeds in a more cost-efficient manner than with 3G networks. As of December 31, 2022, our 4G networks covered approximately 80% of the population in our markets, an increase from coverage of approximately 73% as of December 31, 2020.

•    Smartphone adoption: More data-capable smartphone devices, particularly 4G/LTE, with a strong device portfolio and strategy to enable our customers to use data services on the move.
•    Stimulating data usage: More compelling data-centric products and services to encourage our consumers to consume more data, while maintaining price discipline.
Accelerate B2B
The expansion of our fixed broadband networks as well as the development of state-of-the-art data centers, analytics, cloud and cybersecurity services is also creating new opportunities for us to target business customers by offering a more complete suite of information and communications technology (“ICT”) services. As of December 31, 2022, we had a total of 12 Tier III data centers across our Latin America footprint, 9 of which are certified according to international standards.
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
Go Digital
We are focusing on transforming and evolving our customer experience and operations through the digital innovation of products and channels to empower our customers to do everything digital first with the variety of offerings that is available in our digital ecosystem: Mi Tigo, Tigo Money, Mi Tienda, eCare, ONEtv, TigoSports and others.
Through Tigo ONEtv, our next-generation user experience platform, we provide an advanced pay-TV entertainment experience for our customers, with sophisticated personalization options and recommendations, seamless integration of content across linear and on-demand offerings, and robust multi-screen capabilities. We also provide a valuable digital user experience through our Mi Tigo App for prepaid, postpaid and home customers, and our Tigo Money app for mobile financial services. Our focus remains firmly set on not only driving the adoption and enjoyment of these digital channels by our customers, but also developing and empowering our customers with Mi Tienda and eCare to increase productivity and customer satisfaction through a user-friendly experience.
We are evolving our commercial distribution network to operate digitally, which we believe will improve both customer experience and operational efficiency. To enable a seamless and integrated experience across sales and care touchpoints, we are implementing a business transformation that interlinks user experience, digital innovation, business processes, and our back-end ICT systems.
Customer Centricity
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
Mobile
In our Mobile category, we provide mobile services, including mobile data, mobile voice, SMS and MFS, to consumers, business, and government. Mobile is the largest part of our business and generated 57% of consolidated service revenue (and 59% of our Group Segment service revenue) for the year ended December 31, 2022 and 50% of our consolidated service revenue (and 59% of our Group Segment service revenue) for the year ended December 31, 2021.
We provide Mobile services in every country where we operate, except Costa Rica. As of December 31, 2022, the Group had a total of 40.6 million Mobile customers, and 45.7 million Mobile customers including our Honduras joint venture.
Mobile data, mobile voice and SMS
We provide our mobile data, mobile voice and SMS services through 2G, 3G and 4G networks in all our mobile markets. 4G is the fourth generation of mobile technology, succeeding 3G, and it is based on Internet Protocol (IP) technology, as opposed to prior generations of mobile communications which were based on and supported circuit-switched telephone service. Our 4G networks enable us to offer services to our customers such as video calls and mobile broadband data with richer mobile content, such as live video streaming.
The mobile market has been evolving, with consumption shifting significantly in recent years from voice and SMS to data. Our ongoing deployment of 4G networks, the launch of our 5G network in parts of Guatemala City, Guatemala in 2022, and industry planning for the future deployment of 5G further support this evolution to more data-centric usage.
We provide our mobile data, mobile voice and SMS services on both prepaid and postpaid bases. In prepaid, customers pay for service in advance through the purchase of limited-duration data packages, and they do not sign service contracts. Among various options that our customers can choose from, we offer packages that typically begin with a data allowance, and include a combination of voice minutes and SMS, with expiration dates varying in length from one or more days, up to a few weeks or months. In postpaid, customers pay recurring monthly fees for the right to consume up to a predetermined maximum amount of monthly data, voice usage and SMS. In most cases, new postpaid customers sign a service contract with a typical length of one year.
MFS
We provide a broad range of mobile financial services such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs through our MFS App, Tigo Money. Tigo Money allows our customers to send and receive money, without the need for a bank account. As of December 31, 2022, we provided MFS to 5.7 million Tigo and non-Tigo customers, including our Honduras joint venture. 9.8% of our mobile customer base were Tigo Money users as of December 31, 2022. It complements our Mobile and Cable product offering and increases customer satisfaction and loyalty, increasing ARPU and reducing customer churn. We are currently in the process of separating our Tigo Money business from our core telecommunications service operations in order to facilitate the development of new financial and strategic partnerships aimed at accelerating Tigo Money's growth and enhancing its value creation potential.
Cable and other fixed services
In our Cable and other fixed services category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential (Home) consumers and to government and business (B2B) customers. Cable and other fixed services generated 41% of our consolidated service revenue for the year ended December 31, 2022 and 48% of our consolidated service revenue for the year ended December 31, 2021.
Home

Our fixed-service residential customers (a “customer relationship”) generate revenue for us by purchasing one or more of our three fixed services, pay-TV, fixed broadband, and fixed telephony. We refer to each service that a customer purchases as a revenue generating unit (“RGU”), such that a single customer relationship can have up to three RGUs in countries where we are permitted to sell all three services.
We provide Home services mainly over our HFC and FTTH networks, but we also offer pay-TV services via our DTH platform and broadband services using FWA and copper-based technologies in some markets. Although most of our customers currently choose to receive broadband speeds on average of 100 Mbps, the HFC networks we are rolling out are based on DOCSIS 3.0 and allow us to offer speeds of up to 400 Mbps on our current infrastructure, which gives us scope to significantly raise our customers’ broadband speeds over time. As we retire analog channels over time, our HFC network infrastructure allows us to offer faster speeds. We have rolled out DOCSIS 3.1 in some markets, which allows us to offer speeds of up to 1 Gbps. We have also begun to deploy FTTH in some markets as part of our greenfield fixed-network expansion, and we include FTTH network and customer metrics as a subset of our HFC network and customer metrics.
We provide Home services in every country where we operate. As of December 31, 2022, the Group had 4.8 million customer relationships, of which 4.1 million were connected to our HFC and FTTH networks, and we had 9.5 million RGUs, including 3.8 million broadband RGUs on our networks.
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
B2B fixed
We offer fixed-voice and data telecommunications services, managed services and cloud and security solutions to small, medium and large businesses and governmental entities. We offer B2B fixed services in all of the markets in which we operate.
We believe that B2B fixed provides a significant growth opportunity for Millicom driven by the changes in working habits and business models. These changes are creating additional growth opportunities through the adoption of cloud information technology, security and new software defined networks. We expect that the ongoing expansion of our fixed broadband networks will help to make us more competitive and increase our share of the B2B fixed market over time. In addition, as we expand our fixed networks throughout our markets, we can better compete for large enterprise and government contracts that typically require a national presence, and we will be better placed to offer fixed, mobile and other value-added services, such as cloud-based services and data center capacity. We already see evidence of this in Colombia and Panama, where we have more extensive fixed networks than in our other markets, and where the proportion of revenue we generate from B2B fixed is significantly larger than in our other countries.
We have already deployed approximately 193,000 kilometers of fiber in our markets, including our Honduras joint venture, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. In 2019, we inaugurated a Tier 3 certified data center in Honduras, which further strengthened our ability to better serve SMBs and large enterprise customers that require robust infrastructure and redundancy to achieve their own operational efficiency goals and meet business continuity needs. We have also established partnerships in the area of hypercloud, virtualization and Internet of Things, to capture the growth in the adoption of these technologies and help our customers accelerate their digital transformations.
Our markets
Overview
The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business in April 2022, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its reclassification as discontinued operations, we no longer report an Africa segment in our financial statements included elsewhere in this Report. The Group now only operates in a single region, Latin America. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our segments.”

The markets we serve are Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. We provide Cable and other fixed services in each of these markets, and we provide Mobile services in each market except for Costa Rica.
Millicom Group
For the years ended December 31, 2022 and 2021, we generated revenue of $5,624 million and $4,261 million , respectively.
We provide mobile services in seven countries in Latin America. As of December 31, 2022, we had a total of 40.6 million Mobile customers, a 1.9% increase from December 31, 2021 mainly due to new postpaid customers, mostly in Colombia where we have recently upgraded our network.
As of December 31, 2022, our Cable business had a network that passed 12.9 million homes and had 4.8 million customer relationships, a 2.3% increase from December 31, 2021 mainly due to increased demand for broadband services.
An important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our fixed networks largely in response to demand for high-speed fixed broadband services. As of December 31, 2022, our HFC and FTTH networks passed 12.6 million homes, a 7.0% increase from December 31, 2021 (11.8 million), and had 4.1 million customer relationships, a 3.8% increase from December 31, 2021.
The following chart shows the relative revenue generation of each country in our Group for 2022:

Millicom's Mobile, Broadband, and Pay-TV Operations(1)

Guatemala
Mobile #1
BBI #1
Pay TV #1
El Salvador
Mobile #1
BBI #2
Pay TV #2
Costa Rica
BBI #4
Pay TV #2
Panama
Mobile #1
BBI #1
Pay TV #1
Bolivia
Mobile #2
BBI #1
Pay TV #1
Honduras
(Joint Venture)
Mobile #1
BBI #1
Pay TV #2
Nicaragua
Mobile #1
BBI #2
Pay TV #3
Colombia
Mobile #3
BBI #2
Pay TV #2
Paraguay
Mobile #1
BBI #1
Pay TV #1

(1)    The data presented here is based on subscriber numbers as of December 31, 2022 and reflects the Millicom's experience and our investigation of market conditions. In Panama, the data presented does not reflect the impact of Liberty Latin America's acquisition of América Móvil, as the companies had not merged as of December 31, 2022. The number of market players in each country reflects only large national network operators and excludes smaller players, and Millicom's position is based on total market share by subscribers. Millicom has minority partners in Colombia (50%) and a joint venture partner in Honduras (33%), with the latter accounted for in the Group's consolidated financial statements using the equity method.
Bolivia
We provide Mobile and Cable and other fixed services through Telefónica Celular de Bolivia S.A., which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.
Mobile: As of December 31, 2022, we served 3.7 million subscribers and were the second largest provider of Mobile services in Bolivia, as measured by total subscribers.
Cable and other fixed: As of December 31, 2022, we were the largest provider of broadband and pay-TV services in Bolivia, as measured by subscribers, and we had 720,000 customer relationships. We offer broadband services through HFC and FTTH, and we provide pay-TV primarily through HFC, FTTH, and DTH in Bolivia.
Colombia
We provide Mobile and Cable and other fixed services in Colombia through UNE, in which we own a 50% plus one voting share interest and Colombia Móvil S.A., which is a wholly owned subsidiary of UNE. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014. On May 25, 2021, our minority partner in Colombia, EPM, announced that it intends to pursue a potential sale of its stake in our Colombian operations. If approved by the Medellin town council, the sale process would begin, following the rules prescribed under Colombia's Law 226 and as dictated by our shareholder agreement.
Mobile As of December 31, 2022, we served 11.5 million subscribers and were the third largest provider of Mobile services in Colombia, as measured by subscribers.
Cable and other fixed services: Tigo is one of the principal digital cable operators in Colombia. As of December 31, 2022, we were the second largest provider of pay-TV and broadband internet services in Colombia, as measured by subscribers, with 1.8 million customer relationships. We have been investing to expand the reach of our fixed network and to upgrade our copper network to HFC and FTTH. By extending the reach of our HFC and FTTH networks in areas historically served by our copper network, we can gradually migrate our copper customers onto these new networks, thus significantly enhancing the customer experience by expanding the range of products and services they can choose from, including the availability of faster broadband speeds. In July 2022, we announced wholesale network access agreements with Empresa de Telecomunicaciones de Bogota ("ETB") and Ufinet, giving Tigo customers access to their FTTH networks in Bogota. In Colombia, we also use DTH to provide pay-TV services to customers located outside of our HFC and FTTH network coverage area.
Costa Rica
We provide Cable and other fixed services in Costa Rica through Millicom Cable Costa Rica S.A. ("Millicom Costa Rica"), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country.
Cable and other fixed services: As of December 31, 2022, we had 247,000 customer relationships through our HFC network and DTH services, and we were the second largest provider of pay-TV and the fourth largest provider of broadband internet services in Costa Rica, as measured by subscribers.
El Salvador
We provide Mobile and Cable and other fixed services in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly owned by the Millicom Group. We have operated in El Salvador since 1993.
Mobile: As of December 31, 2022, we served 3.0 million subscribers and were the largest provider of Mobile services in El Salvador as measured by subscribers.
Cable and other fixed services: Telemóvil is a leading cable operator in El Salvador. As of December 31, 2022, we were the second largest provider of pay-TV and the second largest provider of broadband internet services, as measured by subscribers, with a total of 299,000 customer relationships on our HFC network and DTH services.
Guatemala
We provide Mobile and Cable and other fixed services in Guatemala, principally through Comunicaciones Celulares S.A. ("Comcel"). On November 12, 2021, we signed and closed an agreement to acquire the remaining 45% equity interest in Comcel and the other entities that operate our Guatemala business from our local partner. As a result, Millicom owns a 100% equity interest in the entities that operate our Guatemala business and fully consolidates them since that date (see note A.1.2. to our audited consolidated financial statements for additional details). We have operated in Guatemala since 1990.
Mobile: As of December 31, 2022, we provided Mobile services to 11.8 million customers and were the largest provider of mobile services in Guatemala, as measured by subscribers. In 2022, we became the first mobile operator in the country to launch 5G services.
Cable and other fixed services: As of December 31, 2022, we were the largest provider of pay-TV and broadband internet services in Guatemala, as measured by subscribers, and we served 723,000 customer relationships with both HFC and FTTH networks, as well as DTH services.
Honduras

We provide Mobile and Cable and other fixed services in Honduras through Telefónica Celular S.A. de C.V. (“Celtel”), a joint venture in which the Millicom Group holds a 66.67% equity interest. The remaining 33.33% of Celtel is owned by our local partner. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Guatemala and Honduras joint ventures” for details regarding the accounting treatment of our Honduras operations. We have operated in Honduras since 1996.
Mobile: As of December 31, 2022, we served 5.2 million Mobile subscribers, and we were the largest provider of Mobile services, as measured by subscribers.
Cable and other fixed services: As of December 31, 2022, we were the second largest provider of Pay TV and the largest provider of broadband internet services, as measured by subscribers, with 196,000 customer relationships. We offer triple-play services (cable TV, internet and fixed telephone) using our HFC network in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our HFC network. We continue to invest to expand and upgrade the capacity of our HFC network in Honduras.
Nicaragua
In 2019, we purchased Telefonía Celular de Nicaragua, S.A., the leading provider of Mobile services in the country, based on the number of subscribers. As of December 31, 2022, we served 3.9 million mobile subscribers.
Prior to 2019, we had a very small presence in Nicaragua, where we provided mostly B2B fixed services using our HFC and FTTH network. We have also provided Cable services to a small but rapidly growing customer base since 2018, and we are the third largest provider of pay-TV and the second largest provider of broadband services, as measured by subscribers.
Panama
We provide Mobile and Cable and other fixed services in Panama through Telecomunicaciones Digitales, S.A., formerly known as Cable Onda S.A. ("Tigo Panama"). We have operated in Panama since our acquisition of an 80% stake in Tigo Panama in December 2018. In June 2022, we acquired the remaining 20% stake and now own 100% of Tigo Panama. Tigo Panama and its predecessor companies began operating in Panama in 1982, and the company was the first to provide pay-TV services in the country. In 2019, Tigo Panama acquired Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.) and started to provide Mobile services.
Mobile: As of December 31, 2022, we had 2.4 million Mobile subscribers, and we were the largest provider of Mobile services in Panama, as measured by total mobile subscribers.
Cable and other fixed services: As of December 31, 2022, we had 467,000 customer relationships on our HFC and FTTH network as well as through DTH services, and we were the largest provider of pay-TV and the largest provider of broadband internet services in Panama, as measured by subscribers.
Paraguay
We provide Mobile and Cable and other fixed services in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefónica Celular del Paraguay S.A. ("Telecel"). We have operated in Paraguay since 1992.
Mobile: As of December 31, 2022, we had 4.3 million Mobile subscribers, and we were the largest provider of Mobile services in Paraguay, as measured by total mobile subscribers.
Cable and other fixed services: We are the largest provider of pay-TV and broadband internet services in Paraguay as measured by subscribers. As of December 31, 2022, we had 497,000 customer relationships with our HFC and FTTH networks, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our HFC network, and we use our DTH license to offer pay-TV in areas not reached by our HFC and FTTH networks. We offer residential broadband internet services mostly using our HFC and FTTH networks, but we also employ fixed wireless technology to provide service beyond the reach of our HFC and FTTH networks. We have exclusive rights to broadcast Paraguay’s national league championship games through 2023, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2023.
Regulation

The licensing, construction, ownership and operation of cable TV and mobile telecommunications networks and the grant, maintenance and renewal of cable TV and mobile telecommunications licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by different governmental authorities in each of the markets that Millicom serves. The regulatory regimes in the markets in which Millicom operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly. See “Item 3. Key Information—D. Risk Factors—2. Risks related to Millicom's business in the markets in which it operates—F. Legal and regulatory—Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.”
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
Changes in regulation can sometimes impose new burdens on the telecommunications industry and have a material impact on our business and on our financial results. For example, regulators in our markets periodically require that we reduce the interconnection fees that we charge other telecom operators to terminate voice traffic on our network. At times, such measures can have a material adverse effect on our overall results of operation. For example, in light of the outbreak of the COVID-19 pandemic in 2020, governments in several of our markets prohibited the disconnection of customers with past due accounts for an extended period, which impacted our revenues and collections.
The mobile services we provide require the use of spectrum, for which we have various licenses in each country where we provide mobile services. Spectrum licenses have expiration dates that typically range from 10 to 20 years. Historically, we have been able to renew our licenses upon expiration by agreeing to pay additional fees. We generally expect to continue to renew most of our current licenses as they expire, and we expect to acquire new spectrum licenses as they become available in the future.
The table below summarizes our most important current spectrum holdings by country:

Country	Spectrum	Blocks	Expiration date
Bolivia	700MHz	2x12MHz	2028
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Bolivia	27GHz	575Mhz	2031
Colombia	700MHz	2x20MHz	2040
Colombia	AWS	2x15MHz	2023
Colombia	1900MHz	2x5MHz	2029
Colombia	1900MHz	2x20MHz	2023
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	AWS	2x25MHz	2040
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2028
Guatemala	850MHz	2x24MHz	2032
Guatemala	700MHz	2x5MHz	2033
Guatemala	700MHz	1x20MHz	2033
Guatemala	2600MHz	2x10MHz	2032
Guatemala	2600MHz	1x25MHz	2033
Guatemala	2600MHz	1x3.3MHz	2034
Guatemala	3500MHz	1x75MHz	2033
Guatemala	3500MHz	1x50MHz	2033
Honduras	850MHz	2x25MHz	2028
Honduras	AWS	2x20MHz	2028
Nicaragua	700MHz	2x20MHz	2033
Nicaragua	850MHz	2x12.5MHz	2033
Nicaragua	1900MHz	2x30MHz	2033
Nicaragua	AWS	2x20MHz	2033
Panama	700MHz	2x10MHz	2036
Panama	850MHz	2x12.5MHz	2036
Panama	1900MHz	2x10MHz	2036
Panama	AWS	2x20MHz	2036
Paraguay	850MHz	2x12.5MHz	2026
Paraguay	700MHz	2x15MHz	2023
Paraguay	AWS	2x15Mz	2026
Paraguay	1900MHz	2x15MHz	2027
Paraguay	3500MHz	2x50MHz	2024

Below, we provide further regulatory details in respect of certain of our countries of operation.
Bolivia: We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2030, and cable, VOIP and internet authorizations until 2028.
Colombia: Colombia Móvil has two separate nationwide spectrum licenses in the 1900 MHz band. In June 2013, Colombia Móvil, acquired spectrum in the AWS (1700/2100 MHz) band, which we use to offer 4G services. In order to reduce the cost and accelerate the deployment of the 4G network, we entered into a network sharing agreement with our competitor, Telefónica Colombia. Colombia Móvil also has an indefinite license (Habilitación General) that allows the company to offer several nationwide telecommunication services. In August 2019, the President of Colombia sanctioned the Law of Modernization of the Information Technology and Communications Sector which, among other changes, changed the duration of spectrum permits from 10 to 20 years. The Colombian government auctioned 700 MHz spectrum in 2019, and we obtained 2x20 MHz in this band, which was key for our business to compete effectively in the market. In 2023, our AWS and 1900 MHz spectrum licenses expire, and we and the broader industry are jointly discussing renewal terms with the government. In 2019, our cable TV license was successfully migrated to the indefinite license (Habilitación General) to provide telecommunication services in Colombia, in accordance with the new law.
Costa Rica: We hold a general license to provide telecommunication services which expires in 2024, and a spectrum permit to download content for cable TV services which expires in 2029.
El Salvador: In 2017 and 2018, Telemóvil successfully renewed all of its spectrum licenses. In December 2019, the regulator completed an auction for AWS spectrum in which we acquired 5 blocks totaling 2x25MHz of bandwidth.
Guatemala: Comcel operates a nationwide mobile network, and it holds spectrum licenses that begin to expire in 2032. In recent years, the regulator has discussed the possibility of auctioning additional spectrum and the government announced its intent to move forward with an auction in the 700MHz band during 2021, but the process has been delayed due to legal challenges.
Honduras: Celtel has spectrum licenses in the 850 MHz and AWS bands, which expire in 2028. The Honduran government has been planning an auction of multiband frequency spectrum in the 700 MHz and 3,500 MHz bands. The auction has been delayed several times since its approval in 2016, most recently due to the COVID-19 pandemic and now as result of the change of authorities given the introduction of a new government.
Panama: We hold two cable TV licenses that expire in 2024, a radio license that expires in 2025 and two commercial data transmission licenses and an Internet for public access license that expire in 2038. We own 2x32.5 MHz in line with the rest of market competitors in 700MHz, 850MHz and 1900MHz bands. During the onset of the COVID-19 pandemic, temporary spectrum licenses were assigned at no cost for all mobile operators. We acquired this spectrum permanently in the AWS band in 2022.
Paraguay: We own licenses in four bands of spectrum in Paraguay to provide mobile services, and these give us access to low, mid, and high frequencies, which provide an optimal mix to allow us to offer high-quality network coverage and give us the ability to increase network capacity to meet growing traffic demand needs. We also own spectrum in the 3.5GHz band to provide FWA services.
Trademarks and licenses
We own or have rights to some registered trademarks in our business, including Tigo®, Tigo Business®, Tigo Sports®, Mi Tigo®, Tigo Shop®, Tigo Money®, Tigo OneTv ®, Millicom® and The Digital Lifestyle®, among others. Under a number of trademark license agreements and letters of consent, certain operating subsidiaries are authorized to use the Tigo and Millicom trademarks under the applicable terms and conditions.

C.    Organizational Structure
The parent company, Millicom International Cellular S.A. ("MIC S.A."), is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S.A.’s main subsidiaries as of December 31, 2022:

Entity	Country	Activity	Ownership Interest* (%)
Telemóvil El Salvador S.A. de C.V.	El Salvador	Mobile, MFS, Cable, DTH	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100
Telefónica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, MFS, Cable	100
Telefónica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, Pay-TV	100
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.)	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	100
Grupo de Comunicaciones Digitales, S.A. (formerly Telefónica Móviles Panamá, S.A.)	Panama	Mobile	100
Telefonía Celular de Nicaragua, S.A.	Nicaragua	Mobile	100
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share
UNE EPM Telecomunicaciones S.A.	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share
Edatel S.A. E.S.P.	Colombia	Fixed-line, Internet, Pay-TV, Cable	50-1 share
Comunicaciones Celulares S.A.	Guatemala	Mobile, MFS	100
Navega.com S.A.	Guatemala	Cable, DTH	100
Millicom International Operations S.A.	Luxembourg	Holding Company	100
Millicom International Operations B.V.	Netherlands	Holding Company	100
Millicom Telecommunications S.A.	Luxembourg	Holding Company	100
InfraCo S.A.	Luxembourg	Holding Company	100
Millicom LIH S.A.	Luxembourg	Holding Company	100
MIC Latin America B.V.	Netherlands	Holding Company	100
Millicom Holding B.V.	Netherlands	Holding Company	100
Millicom International Services LLC	USA	Services Company	100
Millicom Services UK Ltd	UK	Services Company	100
Millicom Spain S.L.	Spain	Holding Company	100
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the three entities.

In addition, we provide services in Honduras through Celtel, a joint venture in which MIC S.A. indirectly holds a 66.67% equity interest. We entered into our joint venture in Honduras at the inception of this business in the 1990s. At that time, Millicom had limited sources of capital and was investing heavily to deploy mobile operations in many countries around the world; this partner provided local market expertise and reduced Millicom’s overall capital needs. Despite the fact that Millicom owns more than 50% of the shares of this entity and has the right to nominate a majority of the directors, all decisions taken by the board or the shareholders in Honduras must be taken by a super-majority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over our joint venture in Honduras.

D.    Property, Plant and Equipment
Overview
We own, or have the right to access and use through long-term leases, telecommunications sites and related infrastructure and equipment in all of our markets. In addition, we own, or have the right to access and use through long-term leases, tower space, warehouses, office buildings and related telecommunications facilities in all of our markets. We are also party to several site sharing agreements whereby we share our owned telecommunications sites and related infrastructure and equipment, or lease such property from our counterparties in an effort to maximize the use of telecommunications sites globally. Our leased properties are owned by private individuals, corporations and sovereign states.
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
Tower infrastructure
In some of our markets, we have determined that owning passive infrastructure, such as mobile telecommunications towers, no longer confers a competitive advantage. As a result, we completed a number of sale and lease-back transactions involving some of our tower assets. These transactions have allowed us to focus our capital investment on other fixed assets, such as network equipment, thereby increasing our network coverage, capacity and the overall quality of our service, while also improving our return on invested capital.
We continue to own a significant number of towers in some of our markets, especially in Central America, Bolivia, Colombia and Paraguay, and we continuously assess the merits of entering into new sale and lease-back agreements, based in part on the competitive dynamics in our markets, but also on demand and investment appetite by tower companies. There were no sale and leaseback transactions in 2022, 2021 or 2020.
We are currently in the process of creating one or more legal entities to separate our towers, and possibly other infrastructure assets such as data centers and fiber optic networks, from our core telecom service operations, with the goal of optimizing both the utilization and capital structure for these fixed assets. In the future, we may choose to sell a minority equity interest or pursue a complete divestiture of these assets.
For additional information, see note E.3. to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2022, 2021 and 2020, and the notes thereto, included elsewhere in this Annual Report.
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
•    Macro and socio-demographic factors. These affect demand for and affordability of our services and include consumer confidence and expansion of the middle class, as well as foreign currency exchange rate volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class make our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and typically have more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers; in this respect see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”
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
•    Changes in regulation. Our business is highly dependent on a variety of licenses granted by regulators in the countries where we operate. Any changes in how regulators award and renew these licenses could impact our business. In particular, our mobile services business requires access to licensed spectrum, and we expect our business and the mobile industry in general will require more spectrum in the future to meet future mobile data traffic needs. In addition, regulators can impose certain constraints and obligations that can have an impact on how we operate the business and on our profitability.
•    Technological change. Our business relies on technology that continues to evolve rapidly, forcing us to adapt and deploy new innovations that can impact our investment needs and our cost structure, as well as create new revenue opportunities. This is true for both our mobile and fixed services. With respect to our mobile services, while we are still deploying 4G networks, the industry is already well advanced in planning for the future deployment of 5G, which we expect will drive continued demand for data in the future. With respect to our fixed services, the cable infrastructure we are deploying, largely based on the DOCSIS 3.0 standard, continues to evolve, and we are deploying alternatives such as DOCSIS 3.1 and FTTH in certain markets. Over time, 5G and other mobile technologies may also be considered as viable alternatives for fixed services. In the meantime, an important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets and set-top boxes, and potential change in this area may impact demand for our services in the future.
•    Changes in consumer behavior and needs. In recent years, consumption of mobile services has shifted from voice and SMS to data services due largely to changes in consumer patterns, including for example the adoption and growth of social media, made possible by new smartphones on 4G and 5G networks capable of high quality live video streaming.

•    Political changes. The countries where we operate are characterized as having a high degree of political uncertainty, and electoral cycles can sometimes impact business investment, consumer confidence, and broader economic activity, as well as inflation and foreign exchange rates. Moreover, changes in government can sometimes produce significant changes in taxation and regulation of the telecommunications industry that can have a material impact on our business and financial results.
•COVID-19. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Governments in the vast majority of our markets imposed lockdowns that caused sharp reductions in mobility and were among the most stringent in the world, according to data compiled by the University of Oxford. Government restrictions forced many of our stores and distribution channels to close, which had a significant adverse affect on our gross sales. Additionally, governments in some countries mandated that companies such as ours continue to provide services to non-paying clients, waive fees for late payments, or defer payments over an extended period of time, among other measures. These measures had a material negative impact on our collections, thus causing higher provisions for bad debt. While the COVID-19 pandemic did not significantly impact our financial condition and results of operations in 2021 or 2022, the ultimate severity and impact of the pandemic will depend on future developments, as variant strains of the virus have led to increased uncertainty.
Additional factors and trends affecting our performance and the results of operations are set out in "Item 3. Key Information—D. Risk Factors."
Factors affecting comparability of prior periods
Acquisitions
On November 12, 2021, Millicom signed and closed an agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (“Tigo Guatemala”) from our local partner for $2.2 billion in cash. As a result, Millicom owns a 100% equity interest in Tigo Guatemala. See note A.1.2. to our audited consolidated financial statements for additional details regarding this acquisition and the accounting treatment thereof.
In the years ended December 31, 2022 , 2021 and 2020, the Group also completed certain other minor acquisitions.
Discontinued operations
Tanzania
On April 19, 2021, we announced the signing of an agreement for the sale of our operations in Tanzania to a consortium led by Axian. The transaction was completed on April 5, 2022 for initial cash consideration of approximately $101 million (subject to final price adjustments). See note E.4. to our audited consolidated financial statements for additional details regarding this divestiture.
Ghana
On March 3, 2017, we and Bharti Airtel Limited ("Airtel") announced that we had entered into an agreement for MIC S.A.'s subsidiary Tigo Ghana Limited and Airtel's subsidiary Airtel Ghana Limited to combine their operations in Ghana. As per the agreement, we and Airtel had equal ownership and governance rights in the combined entity ("AirtelTigo"). On April 19, 2021, we announced that we had signed a definitive agreement to sell our ownership in AirtelTigo to the Government of Ghana, and the sale was subsequently completed on October 13, 2021.
Guatemala and Honduras joint ventures
Though we hold a majority ownership interest in the entities that own the Honduras joint venture, the board of directors is composed of equal numbers of directors from Millicom and from our respective partners, and the shareholders’ agreements for each entity require unanimous board approval for key decisions relating to the activities of these entities. As such, we have determined that neither party controls the entities, and we therefore account for our investments in these entities as equity method investments.
Prior to November 12, 2021, we held a majority interest in the entities that comprised the Guatemala joint venture and accounted for our investments in these entities as equity method investments, as neither we nor our partners controlled the entities. As a result of the acquisition of the remaining 45% equity interest in our operations in Guatemala on November 12, 2021, we have consolidated Tigo Guatemala in our audited consolidated financial statements since November 12, 2021.
We report our share of the net income of these joint ventures in our consolidated statement of income under the caption “Share of profit in joint ventures.” The share of the net income of the Guatemala joint venture is reflected in this caption up until November 12, 2021. On and after November 12, 2021, the Guatemala operations are consolidated within our audited consolidated statement of income.
For additional details on the Guatemala and Honduras joint ventures, see note A.2. to our audited consolidated financial statements.
Our segments
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business in April 2022, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its reclassification as discontinued operations, we no longer report an Africa segment in our financial statements included elsewhere in this Report. The Group now only operates in a single region, Latin America.
As a result, the Millicom Group now manages and reports a single segment, called the "Group Segment." Group Segment financial information includes our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group Segment financial information also includes our operations in Guatemala as if they were fully consolidated for all comparative periods, for the same reasons. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras.
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
We measure the amount that customers spend on our services using a telecommunications industry metric known as ARPU, or average revenue per user per month. We define ARPU for our Mobile customers as (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call centers, data and mobile virtual network operators, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of Mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition, and our definition of ARPU may be different from that of other industry participants.
We provide certain customer data below that we believe will assist investors in understanding our performance and to which we refer later in this section in discussing our results of operations.

Group mobile customers

	As of December 31,
	2022	2021(i)	2020(i) (ii)
	(in thousands, except where noted)
Mobile Customers	40,576	39,802	37,115
of which are 4G customers	20,886	19,046	16,129
Mobile customer ARPU (in U.S. dollars)	$6.1	$6.3	$6.6
(i) Recast to reflect Tanzania in discontinued operations, as discussed above.
(ii) Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. Figures as of December 31, 2020 include Tigo Guatemala as if it was consolidated.
Including our Honduras joint venture with 5,152 thousand mobile customers, our Group Segment had 45,728 thousand mobile customers as of
December 31, 2022, as disclosed by country below.

Mobile customers by country in our Group

	As of December 31,
	2022	2021	2020
	(in thousands)
Bolivia	3,687	4,119	3,920
Colombia	11,511	11,271	10,025
El Salvador	3,026	2,919	2,685
Guatemala	11,793	11,754	11,416
Nicaragua	3,860	3,757	3,493
Panama	2,441	2,095	1,957
Paraguay	4,258	3,887	3,618
Our Honduras Joint Venture had 5,152 thousand mobile customers as of December 31, 2022, 5,079 thousand customers as of December 31, 2021 and 4,620 customers as of December 31, 2020.
Group Home customers

	As of December 31,
	2022	2021 (i)	2020 (i) (ii)
	(in thousands, except where noted)
Total homes passed	12,905	12,083	11,625
Total customer relationships	4,811	4,704	4,369
HFC / FTTH homes passed	12,632	11,810	11,284
HFC / FTTH customer relationships (iii)	4,139	3,988	3,588
HFC / FTTH RGUs	8,708	8,360	7,319
HFC / FTTH broadband internet RGUs	3,778	3,637	3,218
Home ARPU (in U.S. dollars)	$26.6	$28.4	$28.0

(i)    Recast to reflect Tanzania in discontinued operations, as discussed above.
(ii) Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. Figures as of December 31, 2020 include Tigo Guatemala as if it was consolidated.
(iii) Including our Honduras joint venture with 172,000 HFC / FTTH customer relationships, our Group Segment had 4.3 million HFC / FTTH customer relationships as of December 31, 2022.
Results of operations
We have based the following discussion on our consolidated financial statements included elsewhere in this Annual Report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting comparability of prior periods.”
Group Consolidated results of operations for the years ended December 31, 2022 and 2021
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage Change
	2022(ii)	2021(i)
	(U.S. dollars in millions, except percentages)
Revenue	5,624	4,261	32.0%
Cost of sales	(1,506)	(1,197)	(25.8)%
Gross profit	4,118	3,063	34.5%
Operating expenses	(1,890)	(1,546)	(22.3)%
Depreciation	(999)	(804)	(24.3)%
Amortization	(345)	(310)	(11.4)%
Share of profit in joint ventures	32	210	(84.6)%
Other operating income (expenses), net	(2)	5	NM
Operating profit	915	619	47.9%
Interest and other financial expenses	(617)	(495)	(24.6)%
Interest and other financial income	18	23	(23.0)%
Revaluation of previously held interests	—	670	NM
Other non-operating (expenses) income, net	(78)	(49)	(57.2)%
Loss from other joint ventures and associates, net	—	(40)	98.8%
Profit (loss) before taxes from continuing operations	238	728	(67.3)%
Charge for taxes, net	(222)	(158)	(41.1)%
Profit (loss) for the year from continuing operations	16	570	(97.2)%
Profit (loss) for the year from discontinued operations, net of tax	113	(28)	NM
Net profit (loss) for the year	129	542	(76.2)%
(i) Re-presented for discontinued operations (see note A.4. to our audited consolidated financial statements).
(ii)        2021 financial information includes the impact of our acquisition of the remaining 45% shareholding in Tigo Guatemala (approximately 1.5 months of statement of income data as from November 12, 2021). See note A.1.2. to our audited consolidated financial statements. As a result, 2022 yearly figures are not directly comparable with 2021 yearly figures.

Revenue
Revenue increased by 32.0% for the year ended December 31, 2022 to $5,624 million from $4,261 million for the year ended December 31, 2021. The increase in revenue of $1,393 million reflects the impact of the acquisition of Tigo Guatemala, as discussed above, which was partially offset by the depreciation of currencies in Colombia and Paraguay during the year.

Guatemala represented 29%, Colombia represented 24%, Panama, Bolivia, Paraguay and El Salvador each represented between 8% and 12%, and Costa Rica and Nicaragua represented less than 6% of our consolidated revenue for the year ended December 31, 2022. Guatemala experienced the highest relative increase in revenues of $1,391 million, or 611%, due to consolidation of Tigo Guatemala for the full year ended December 31, 2022 compared to the year ended December 31, 2021. El Salvador increased $29 million, or 6.4%, due to strong results across the business. Panama revenue increased $18 million, or an increase of 2.9%, due to strong results in the Mobile business. Revenue increased by 3.7% in Nicaragua and 0.2% in Paraguay as both countries saw continued strength in the Mobile business during the year. Revenue declined in Bolivia by 0.4% as a result of a change in regulation affecting the Mobile business and a regional strike. Revenue in Costa Rica declined 2.6% as a result of the depreciation of the Costa Rican colon during the year, which offset growth in our Home and B2B businesses. In Colombia, revenue declined 5.5% as a result of the depreciation of the Colombian peso which offset strong organic growth in our Mobile business driven by postpaid customers.
Cost of sales
Cost of sales increased by 25.8% for the year ended December 31, 2022 to $1,506 million from $1,197 million for the year ended December 31, 2021. Of the increase, $322 million was attributable to the Tigo Guatemala acquisition. The remaining $14 million decline was primarily due to the impact of the depreciation of the Colombian peso and the Paraguayan guarani on our cost of sales.
Operating expenses
Operating expenses increased by 22.3% for the year ended December 31, 2022 to $1,890 million from $1,546 million for the year ended December 31, 2021. Of the increase, $324 million was attributable to the Tigo Guatemala acquisition. The remaining $21 million of the increase was primarily due to increased investment to support the development and expansion of our Tigo Money and Towers businesses, increased energy and employee costs, as well as sales and marketing costs to support growth, especially in our Colombia business.
Depreciation
Depreciation increased by 24.3% for the year ended December 31, 2022 to $999 million from $804 million for the year ended December 31, 2021. Substantially all of the increase was attributable to the consolidation of Tigo Guatemala and the related purchase price allocation.
Amortization
Amortization increased 11.4% for the year ended December 31, 2022 to $345 million from $310 million for the year ended December 31, 2021. Of the increase, $88 million was attributable to the Tigo Guatemala acquisition, which offset a decline in amortization due to the one-off accelerated brand amortization in Panama in 2021.
Share of profit in joint ventures
Share of profit in joint ventures decreased by 84.6% for the year ended December 31, 2022 to $32 million from $210 million for the year ended December 31, 2021. The decrease reflects the impact of the Tigo Guatemala acquisition, as Tigo Guatemala contributed $183 million to share of profit in joint ventures for the year ended December 31, 2021 but was not included in the year ended December 31, 2022 due to its full consolidation. Excluding the impact of the Tigo Guatemala acquisition, share of profit in joint ventures would have increased by $6 million, due to increased profitability in Honduras.
Other operating income (expenses), net
Other operating income (expenses), net, decreased by $7 million for the year ended December 31, 2022 to an expense of $2 million from an income of $5 million for the year ended December 31, 2021. Of the decrease, $3 million was attributable to the Tigo Guatemala acquisition. The decline was mainly due to $7 million in expenses related to a software contract termination for the year ended December 31, 2022 compared to a gain from an earn-out offset by losses from a disposal in our equity investment in Helios Towers for the year ended December 31, 2021.
Interest and other financial expenses
Interest and other financial expenses increased by 24.6% for the year ended December 31, 2022 to $617 million from $495 million for the year ended December 31, 2021, reflecting the consolidation of Tigo Guatemala, which contributed $89 million to the increase, and the subsequent issuance of debt by us and Tigo Guatemala.

Interest and other financial income
Interest and other financial income decreased by 23.0% for the year ended December 31, 2022 to $18 million from $23 million for the year ended December 31, 2021, which reflects the non-recurring gain from the exchange of the 6.625% Senior Notes due 2026 for newly issued 4.500% Senior Notes due 2031. Of the increase, $37 million was attributable to the Tigo Guatemala acquisition.
Other non-operating (expenses) income, net
Other non-operating expenses increased by $28 million for the year ended December 31, 2022 to an expense of $78 million from an expense of $49 million for the year ended December 31, 2021. The increase was mainly due to foreign exchange losses for the year ended December 31, 2022 compared to a revaluation charge of the put-option liability in Panama for $26 million and losses on foreign exchange, which was partially offset by the mark-to-market revaluation of Helios Towers for an $18 million gain for the year ended December 31, 2021. Of the increase, $2 million was attributable to the Tigo Guatemala acquisition.
Revaluation of previously held interest
As a result of the acquisition of the remaining 45% shareholding in Guatemala, the Group had to revalue its 55% previously held investment at the fair value implied by the transaction. This resulted in the recognition of a gain of $670 million with a corresponding increase in goodwill in 2021.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net decreased by $39 million for the year ended December 31, 2022 to $0 million from a loss of $40 million for the year ended December 31, 2021 that was attributable to our former operations in Ghana.
Charges for taxes, net
Charges for taxes, net increased by 41.1% for the year ended December 31, 2022 to $222 million from $158 million for the year ended December 31, 2021. A majority of the increase, was attributable to the consolidation of Tigo Guatemala as of November 12, 2021. The increase was also impacted by the net effect of the recognition and derecognition of certain deferred tax assets in UNE and Colombia Móvil, respectively, as well as an amnesty settlement.
The main components of charges for taxes, net are the income tax generated by our operations and the withholding tax we pay when cash is repatriated from our local operations. We also have net losses mainly in our corporate entities that reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carry-forwards.
Net profit (loss) for the year
Net profit for the year decreased by $413 million for the year ended December 31, 2022 to a profit of $129 million from $542 million for the year ended December 31, 2021. Profit for the year from continuing operations decreased by $554 million for the year ended December 31, 2022 to a profit of $16 million from $570 million for the year ended December 31, 2021 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax increased by $141 million for the year ended December 31, 2022 to $113 million as compared to a loss of $28 million for the year ended December 31, 2021.

	Year ended December 31,
	2022	2021	Percentage Change
	Group (ii)	Group (ii)	Group (ii)
	(U.S. dollars in millions, except percentages)
Mobile revenue	2,957	2,000	47.9%
Cable and other fixed services revenue	2,145	1,938	10.7%
Other revenue	69	60	15.3%
Service revenue (i)	5,171	3,997	29.4%
Telephone and equipment revenue	454	263	72.3%
Revenue	5,624	4,261	32.0%
(i)     Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.
(ii)    As further explained above, Group numbers include Guatemala (until acquisition in November 2021) and exclude Africa.

Group Segment results of operations for the years ended December 31, 2022 and 2021
Our Group Segment includes our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. Group Segment financial information also includes our operations in Guatemala as if they were fully consolidated for all comparative periods, for the same reasons. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras. See note A.1.2. to our audited consolidated financial statements for additional details regarding this acquisition and the accounting treatment thereof. See “—Our segments” above.
The following table sets forth certain segment data, which has been extracted from note B.3. to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	Year ended December 31,
	2022	2021	Percentage Change
	Group Segment (iii)	Group Segment (iii)	Group Segment (iii)
	(U.S. dollars in millions, except percentages)
Service revenue (i)	5,712	5,712	—%
Telephone and equipment revenue	491	503	(2.5)%
Revenue	6,203	6,216	(0.2)%
Operating profit	1,004	983	2.1%
Add back:
Depreciation and amortization	1,454	1,516	(4.1)%
Other operating income (expenses), net	(1)	(5)	(79.0)%
EBITDA (ii)	2,457	2,494	(1.5)%
(i)     Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.
(ii)    EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)    As further explained above, Group Segment numbers include Guatemala (until acquisition in November 2021) and Honduras as if they were fully consolidated, and exclude Africa.
The following table sets forth revenue from continuing operations for the countries in our Group Segment (i):

	December 31		Percentage Change
	2022	2021
	(U.S. dollars in millions, except percentages)
Colombia	1,335	1,414	(5.5)%
Guatemala	1,618	1,601	1.1%
Panama	651	633	2.9%
Paraguay	556	555	0.2%
Honduras	586	589	(0.5)%
Bolivia	621	623	(0.4)%
El Salvador	476	447	6.4%
Nicaragua	248	239	3.7%
Costa Rica	138	141	(2.6)%
(i)    The revenue figures above are shown before intercompany eliminations.
Group Segment revenue
Group Segment revenue decreased by 0.2% for the year ended December 31, 2022 to $6,203 million from $6,216 million for the year ended December 31, 2021. The decrease was mainly due to the depreciation of the Colombian peso and the Paraguayan gauarani, which offset revenue growth accross business lines and most countries, such as El Salvador and Colombia.
Group Segment operating profit
Group Segment operating profit increased by 2.1% for the year ended December 31, 2022 to $1,004 million from $983 million for the year ended December 31, 2021. The increase was mainly due to strong results across all of our business units and in the majority of our countries, partially offset by inflationary pressures on costs including energy and labor for the year ended December 31, 2022 compared to December 31, 2021.
Group Segment EBITDA
Group Segment EBITDA is Group Segment operating profit excluding depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Group Segment EBITDA is used by management to monitor the segmental performance and for capital management and is further detailed in note B.3. to our audited consolidated financial statements.
Group Segment EBITDA decreased by 1.5% for the year ended December 31, 2022 to $2,457 million from $2,494 million for the year ended December 31, 2021. The decrease was mainly due to the impact of the depreciation of the Colombian peso and the Paraguayan guarani, which offset Group Segment EBITDA growth in countries such as Panama and El Salvador during the year ended December 31, 2022.

Group Consolidated results of operations for the years ended December 31, 2021 and 2020
The following table sets forth certain consolidated statement of income data for the periods indicated:

	December 31		Percentage Change
	2021(i) (ii)	2020 (i)
	(U.S. dollars in millions, except percentages)
Revenue	4,261	3,805	12.0%
Cost of sales	(1,197)	(1,060)	(13.0)%
Gross profit	3,063	2,745	11.6%
Operating expenses	(1,546)	(1,383)	(11.8)%
Depreciation	(804)	(810)	0.7%
Amortization	(310)	(309)	(0.1)%
Share of profit in joint ventures	210	171	22.6%
Other operating income (expenses), net	5	(12)	NM
Operating profit	619	402	53.9%
Interest and other financial expenses	(495)	(560)	11.6%
Interest and other financial income	23	13	75.7%
Revaluation of previously held interest	670	—	NM
Other non-operating (expenses) income, net	(49)	(107)	NM
Profit (loss) from other joint ventures and associates, net	(40)	(1)	NM
Profit (loss) before taxes from continuing operations	728	(252)	NM
Tax (charge), net	(158)	(72)	(117.7)%
Profit from continuing operations	570	(325)	NM
Profit (loss) from discontinued operations, net of tax	(28)	(60)	NM
Net profit (loss) for the period	542	(385)	NM
_______________
(i)     Re-presented for discontinued operations (see note A.4. to our audited consolidated financial statements).
(ii)        2021 financial information includes the impact of our acquisition of the remaining 45% shareholding in Tigo Guatemala (approximately 1.5 months of statement of income data as from November 12, 2021). See note A.1.2. to our audited consolidated financial statements. As a result, 2021 yearly figures are not directly comparable with 2020 yearly figures.
Revenue
Revenue increased by 12.0% for the year ended December 31, 2021 to $4,261 million from $3,805 million for the year ended December 31, 2020. The increase is largely due to strong operational results in all business lines and countries, compared to relatively weak performance in the year ended December 31, 2020, at the onset of the pandemic, as well as additional revenue due to the consolidation of our Guatemala operations in November 2021.
Colombia represented 33%, El Salvador, Bolivia, Paraguay and Panama each represented between 10% and 15%, Costa Rica and Nicaragua represented 9%, and Guatemala represented 5% of our consolidated revenue for the year ended December 31, 2021. Colombia experienced the highest relative increase in revenues of $68 million, or an increase of 5.1%, as a result of strong performance in the Mobile and Home businesses during 2021. Revenue in El Salvador increased $58 million, or an increase of14.9%, due to strong prepaid mobile results stemming from recent network investments. Revenue increased by 6.7% in Bolivia and 2.0% in Paraguay due to increased commercial activity as mobility returned to the country. Revenue in Nicaragua increased by 8.1% due to growth in the mobile business. Costa Rica revenue grew 0.9%, as a result of changes in football programming rights affecting our pay-TV business.
Cost of sales

Cost of sales increased by 13.0% for the year ended December 31, 2021 to $1,197 million from $1,060 million for the year ended December 31, 2020. The increase was mainly due to higher costs related to increased activity levels, as well as the consolidation of our operations in Guatemala as of November 12, 2021, which was partly offset by the benefit of a lower provision for bad debt for the year ended December 31, 2021 compared to December 31, 2020.
Operating expenses
Operating expenses increased by 11.8% for the year ended December 31, 2021 to $1,546 million from $1,383 million for the year ended December 31, 2020. The increase was mainly due to increased sales and marketing costs to support robust customer growth in the year ended December 31, 2021, as well as the consolidation of our operations in Guatemala as of November 12, 2021, as compared to the year ended December 31, 2020 when strict lockdowns significantly curtailed commercial activity.
Depreciation
Depreciation decreased by 0.7% for the year ended December 31, 2021 to $804 million from $810 million for the year ended December 31, 2020. The decrease was mainly due to network modernization activities which accelerated the depreciation of older infrastructure in 2020, despite the additional depreciation due to the consolidation of our operations in Guatemala as of November 12, 2021.
Amortization
Amortization was stable, increasing 0.1% for the year ended December 31, 2021 to $310 million from $309 million for the year ended December 31, 2020. In 2020, our amortization expense was higher than our usual run-rate as we transitioned our old B2B brand in Panama to Tigo Business. In 2021, this line was again impacted by our decision to transition the Cable Onda brand to Tigo in Panama which took effect in April 2021 and by the consolidation of our operations in Guatemala as of November 12, 2021.
Share of profit in joint ventures
Share of profit in joint ventures increased by 22.6% for the year ended December 31, 2021 to $210 million from $171 million for the year ended December 31, 2020. The increase was mainly due to strong operational performance and lower financing costs stemming from the reduction in debt in Guatemala prior to the acquisition, offset by the consolidation of our operations in Guatemala as of November 12, 2021.
Other operating income (expenses), net
Other operating income (expenses), net increased by $17 million for the year ended December 31, 2021 to an income of $5 million from an expense of $12 million for the year ended December 31, 2020. The increase was mainly due to a gain from an earn-out offset by losses from a disposal in our equity investment in Helios Towers for the year ended December 31, 2021 compared to expenses related to the impairment of a loan to our prior operations in Ghana offset by gains from disposal in equity investments in Helios Towers and Jumia for the year ended December 31, 2020.
Interest and other financial expenses
Interest and other financial expenses decreased by 11.6% for the year ended December 31, 2021 to $495 million from $560 million for the year ended December 31, 2020. The decrease was mainly due to lower average debt levels, following repayment activity over the last year.
Interest and other financial income
Interest and other financial income increased by 75.7% for the year ended December 31, 2021 to $23 million from $13 million for the year ended December 31, 2020. The increase was mainly due to a gain from the exchange of the 6.625% Senior Notes due 2026 for newly issued 4.500% Senior Notes due 2031.
Other non-operating (expenses) income, net
Other non-operating expenses decreased by $57 million for the year ended December 31, 2021 to an expense of $49 million from an expense of $107 million for the year ended December 31, 2020. The decrease was mainly due to the revaluation charge of the put-option liability in Panama for $26 million and losses on foreign exchange, which was partially offset by the mark-to-market revaluation of Helios Towers for an $18 million gain for the year ended December 31, 2021 compared to the mark-to-market revaluation of Jumia and Helios Towers for a $63 million loss and losses on foreign exchange for the year ended December 31, 2020.

Revaluation of previously held interest
As a result of the acquisition of the remaining 45% shareholding in Guatemala, the Group had to revalue its 55% previously held investment at the fair value implied by the transaction. This resulted in the recognition of a gain of $670 million for the year ended December 31, 2021, with a corresponding increase in goodwill.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net increased by $39 million for the year ended December 31, 2021 to a loss of $40 million from a loss of $1 million for the year ended December 31, 2020. The increase is due to the exit financing of AirtelTigo Ghana for $38 million.
Charges for taxes, net
Charges for taxes, net increased by 117.7% for the year ended December 31, 2021 to $158 million from $72 million for the year ended December 31, 2020. The increase was mainly due to the consolidation of our operations in Guatemala as of November 12, 2021 and higher profitability in the operations of the Group. This also includes the net effect of the recognition and derecognition of certain deferred tax assets in UNE and Colombia Móvil, respectively.
The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is repatriated from our local operations. We also have net losses mainly in our corporate entities that reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carry-forwards.
Net profit (loss) for the year
Net profit (loss) for the year increased by $927 million for the year ended December 31, 2021 to a profit of $542 million from a loss of $385 million for the year ended December 31, 2020. Profit (loss) for the year from continuing operations increased by $895 million for the year ended December 31, 2021 to a profit of $570 million from a loss of $325 million for the year ended December 31, 2020 for the reasons stated above. Net loss for the year from discontinued operations, net of tax decreased by $33 million for the year ended December 31, 2021 to $28 million as compared to a loss of $60 million for the year ended December 31, 2020.

	December 31
	2021	2020	Percentage Change
	Group(ii)	Group(ii)	Group(ii)
	(U.S. dollars in millions, except percentages)
Mobile revenue	2,000	1,759	13.7%
Cable and other fixed services revenue	1,938	1,794	8.0%
Other revenue	60	51	16.3%
Service revenue (i)	3,997	3,604	10.9%
Telephone and equipment revenue	263	201	31.3%
Revenue	4,261	3,805	12.0%
i)     Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)    As further explained above, Group numbers include Guatemala (until acquisition in November 2021) as it were fully consolidated, and exclude Africa.
Group Segment results of operations for the years ended December 31, 2021 and 2020
Our Group Segment includes our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. Group Segment financial information also includes our operations in Guatemala as if they were fully consolidated for all comparative periods. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras. See note A.1.2. to our audited consolidated financial statements for additional details regarding this acquisition and the accounting treatment thereof. See “—Our segments” above.
The following table sets forth certain segment data, which has been extracted from note B.3. to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	December 31
	2021	2020	Percentage Change
	Group Segment(iii)	Group Segment(iii)	Group Segment(iii)
	(U.S. dollars in millions, except percentages)
Service revenue (i)	5,712	5,374	6.3%
Telephone and equipment revenue	503	466	8.0%
Revenue	6,216	5,840	6.4%
Operating profit (loss)	983	763	28.9%
Add back:
Depreciation and amortization	1,516	1,572	(3.6)%
Other operating income (expenses), net	(5)	19	NM
EBITDA (ii)	2,494	2,354	6.0%
i)     Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.
(ii)    EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.
(iii)    As further explained above, Group Segment numbers include Guatemala (until acquisition in November 2021) and Honduras as if they were fully consolidated, and exclude Africa.
The following table sets forth revenue from continuing operations by country for certain of the countries in our Group Segment:

	December 31		Percentage Change
	2021	2020
	(U.S. dollars in millions, except percentages)
Colombia	1,414	1,346	5.1%
Guatemala	1,601	1,503	6.5%
Panama	633	585	8.2%
Paraguay	555	544	2.0%
Honduras	589	552	6.7%
Bolivia	623	584	6.7%
El Salvador	447	389	14.9%

Group Segment revenue
Group Segment revenue increased by 6.4% for the year ended December 31, 2021 to $6,216 million from $5,840 million for the year ended December 31, 2020. The increase was mainly due to strong operational results in all business lines and countries, compared to relatively weak performance in the year ended December 31, 2020, at the onset of the pandemic. The main drivers of growth were in our Home business, where we saw increased demand for our broadband services, and in our Mobile business, which benefited from increased commercial activity as mobility returned to our markets during the year. The countries that drove revenue growth during 2021 were Colombia, where recent investments in our mobile network and improved mobility helped drive Mobile and Home growth, and El Salvador, where investments in our network supported growth in our Mobile business.
Group Segment operating profit
Group Segment operating profit increased by 28.9% for the year ended December 31, 2021 to $983 million from $763 million for the year ended December 31, 2020. The increase was mainly due to increased commercial activity that benefited our revenue but resulted in higher costs during the year related to increased activity levels, which was partially offset by a lower provision for bad debt for the year ended December 31, 2021 compared to December 31, 2020. The increase was also due to a decrease in depreciation caused by network modernization activities that accelerated the depreciation of older infrastructure in 2020.
Group Segment EBITDA
Group Segment EBITDA is Group Segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Group Segment EBITDA is used by management to monitor the segmental performance and for capital management and is further detailed in note B.3. to our audited consolidated financial statements.
Group Segment EBITDA increased by 6.0% for the year ended December 31, 2021 to $2,494 million from $2,354 million for the year ended December 31, 2020. The increase was mainly due to increased commercial activity, which was partly offset by an increase in sales and marketing expenses. The countries that most contributed to the increase in EBITDA were Guatemala and El Salvador, both driven by strong performance in all business units, and Panama, driven by strong results in consumer Mobile and Home business units.
Other financial data

	December 31,
	2022	2021
	(U.S. dollars in millions, except percentages)
Group:
Service revenue	5,171	3,997
Telephone and equipment revenue	454	263
Revenue	5,624	4,261
Revenue growth	32.0%	12.0%
Revenue organic growth(2)	3.3%	7.1%
Service revenue growth	29.4%	10.9%
Service revenue organic growth(2)	3.5%	7.0%

Net cash provided by operating activities	1,284	956
Net cash used in investing activities	(1,104)	(2,703)
Net cash provided by (used in) financing activities	(1)	1,777
Operating free cash flow(1)	765	582
Free cash flow(1)	77	(46)
Equity free cash flow(1)	161	10
Equity free cash flow excluding Africa(1)	171	12

(1) Free Cash Flow Measures
Operating free cash flow

Operating free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Operating free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Operating free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Operating free cash flow may not be comparable to other similarly titled measures presented by other companies. Operating free cash flow is included in this report because it is used by our management, and we believe it may be useful to investors, to evaluate our core operational cash flow performance from period to period, as reflected in the adjustments in the reconciliation table below. Operating free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.
Free cash flow
Free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Free cash flow may not be comparable to other similarly titled measures presented by other companies. Free cash flow is included in this report because it is used by our management, and we believe it may be useful to investors, to evaluate our cash flow performance from period to period as it reflects the operating free cash flow generated as described above after net finance charges paid. Free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.
Equity free cash flow
Equity free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Equity free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Equity free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Equity free cash flow may not be comparable to other similarly titled measures presented by other companies. Equity free cash flow is included in this report because it is used by our management, and we believe it may be useful to investors, to evaluate our cash flow performance from period to period as it reflects our non–IFRS Free cash flow as described above with the addition of repatriations received from our joint ventures and associates and the deduction of dividends paid to non–controlling interests. Equity free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.
Equity free cash flow excluding Africa
Equity free cash flow excluding Africa is a non-IFRS measure and is not a uniformly or legally defined financial measure. Equity free cash flow excluding Africa is not a substitute for IFRS measures in assessing our overall financial performance. Because Equity free cash flow excluding Africa is not determined in accordance with IFRS, and is susceptible to varying calculations, Equity free cash flow excluding Africa may not be comparable to other similarly titled measures presented by other companies. Equity free cash flow excluding Africa is included in this report because it is used by our management, and we believe it may be useful to investors, to evaluate our cash flow performance from period to period as it reflects our non–IFRS Equity free cash flow as described above with the deduction equity free cash flow related to our Africa operations before disposal. Equity free cash flow excluding Africa has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.
The following table shows a reconciliation from Net cash provided by operating activities to Operating free cash flow, Free cash flow, Equity free cash flow, and Equity free cash flow excluding Africa for the Millicom Group:

	December 31,
	2022	2021
	(U.S. dollars in millions)
Net cash provided by operating activities	1,284	956
Purchase of property, plant and equipment	(800)	(740)
Proceeds from sale of property, plant and equipment	21	11
Purchase of intangible assets	(179)	(98)
Purchase of spectrum and licenses	(93)	(37)
Proceeds from sale of intangible assets	—	—
Finance charges paid, net	530	491
Operating free cash flow	765	582
Interest (paid), net	(530)	(491)
Lease Principal Repayments	(157)	(137)
Free cash flow	77	(46)
Repatriation from joint ventures	88	62
Dividends paid to non-controlling interests	(4)	(6)
Equity free cash flow	161	10
Less: Equity free cash flow - Africa	(10)	(2)
Equity free cash flow - excluding Africa	171	12

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
Revenue Organic Growth and Service Revenue Organic Growth are included in this report because our management uses these measures to evaluate our core revenue generating performance from period to period, having eliminated (1) changes in perimeter due to acquisitions and (2) currency fluctuations.
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
The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue:

	Revenue		Service Revenue
	As of and for the year ended December 31,
	2022	2021	2022	2021
	(U.S. dollars in millions, except percentages)
Current period	5,624	4,261	5,171	3,997
Prior year period	4,261	3,805	3,997	3,604
Reported Growth	32.0%	12.0%	29.4%	10.9%
Change in perimeter impact(i)	(32.2)%	(3.0)%	(29.4)%	(2.3)%
Foreign exchange impact and other (ii)	3.5%	(1.9)%	3.5%	(1.6)%
Organic Growth	3.3%	7.1%	3.5%	7.0%
(i)    The following change in perimeter impacts was eliminated to calculate Revenue Organic Growth: a positive $1,373 million revenue impact in the year ended December 31, 2022, and a positive $112 million revenue impact in the year ended December 31, 2021 due to revenue generated by Tigo Guatemala, which was consolidated as of November 12, 2021. The following change in perimeter impacts was eliminated to calculate Service Revenue Organic Growth: a positive $1,174 million service revenue impact in the year ended December 31, 2022, and a positive $82 million service revenue impact in the year ended December 31, 2021 due to service revenue generated by Tigo Guatemala, which was consolidated as of November 12, 2021.
(ii)    The following foreign exchange and other impacts were eliminated to calculate Revenue Organic Growth: a negative $148 million revenue impact in the year ended December 31, 2022, and a positive $73 million revenue impact in the year ended December 31, 2021. The following foreign exchange and other impacts were eliminated to calculate Service Revenue Organic Growth: a negative $141 million service revenue impact in the year ended December 31, 2022, and a positive $58 million service revenue impact in the year ended December 31, 2021.
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
In particular, we seek to finance the costs of deploying and expanding our fixed and mobile networks mainly at the operating level on a country-by-country basis, utilizing credit facilities provided by banks and entering into leases, obtaining financing from the debt capital markets, and seeking funding from export credit agencies and development financial institutions such as the Inter-American Development Bank.
If we decide to acquire other businesses, we expect to fund these acquisitions from cash resources, borrowings under existing credit facilities, through new borrowings, including under new credit facilities or issuances of debt securities, and, if necessary, we may issue equity to raise funds.
As of December 31, 2022, our consolidated cash and cash equivalents balance was $1,039 million (of which $675 million was at the holdings level and $364 million was at the operating subsidiaries level). As of December 31, 2021 and 2020, our consolidated cash and cash equivalents balance was $895 million (of which $260 million was at the holdings level and $635 million was at the operating subsidiaries level) and $875 million (of which $305 million was at the holdings level and $570 million was at the operating subsidiaries level), respectively.
If funds at the foreign operating subsidiaries level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.
As of December 31, 2022, our total consolidated indebtedness (excluding lease liabilities) was $6,804 million. As of December 31, 2021 and 2020 our total consolidated indebtedness (excluding lease liabilities) was $7,744 million and $5,691 million , respectively.
We believe that our available cash and cash equivalents, borrowings and funds from our operating subsidiaries will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Cash repatriation
Progressive improvement in operating and financial performance of our operations has enabled the repatriation of excess cash to MIC S.A. This is accomplished through a combination of dividends, fees and shareholder loan repayments.
The following table sets forth cash repatriated to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	December 31,
	2022(i)	2021	2020
	(U.S. dollars in millions)
Subsidiaries	1,565	556	392
Joint ventures	85	49	98
Total	1,651	605	490
i)    Cash repatriated from subsidiaries as of December 31, 2022 includes approximately $900 million of proceeds from the issuance of the 5.125% Senior Notes due 2032, which were used to partially refinance the bridge loan that we obtained to fund the acquisition of the remaining 45% equity interest in our Guatemala joint venture business.
In each case, the repatriated cash was principally used to cover corporate expenses, service corporate debt and pay corporate taxes.
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
Years ended December 31, 2022 and 2021
For the year ended December 31, 2022, cash provided by operating activities was $1,284 million, compared to $956 million for the year ended December 31, 2021. The increase is mainly due to the consolidation of Tigo Guatemala and higher working capital during due to foreign exchange for the year ended December 31, 2022 compared to the year ended December 31, 2021.
Cash used in investing activities was $1,104 million for the year ended December 31, 2022, compared to $2,703 million for the year ended December 31, 2021. In the year ended December 31, 2022, Millicom used $283 million for the acquisition of the non-controlling interest of Tigo Panama, $800 million to purchase property, plant and equipment and $179 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $10 million in dividends from joint ventures, $152 million from the disposal of subsidiaries and joint ventures, and $21 million from the sale of property, plant and equipment such as towers and buildings. For the year ended December 31, 2021, Millicom used $2,000 million in the acquisition of subsidiaries, $740 million to purchase property, plant and equipment and $98 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $13 million in dividends from joint ventures, $30 million from the disposal of subsidiaries, $163 million from the disposal of equity investments and $11 million from the sale of property, plant and equipment such as towers.
Cash provided by financing activities was $1 million for the year ended December 31, 2022, compared to cash used by financing activities of $1,777 million for the year ended December 31, 2021. For the year ended December 31, 2022, we repaid debt of $2,127 million and lease capital of $157 million while raising funds of $1,570 million through new financing. We also issued new equity for a total net amount of $717 million. In 2022, we paid no dividends and did not repurchase shares. In the year ended December 31, 2021, we paid no dividends, used $50 million for share repurchases, and repaid debt of $1,335 million and lease capital of $137 million while raising funds of $3,113 million through new financings.
Years ended December 31, 2021 and 2020
For the year ended December 31, 2021, cash provided by operating activities was $956 million, compared to $821 million for the year ended December 31, 2020. The increase is mainly due to lower working capital during the year ended December 31, 2021 compared to the year ended December 31, 2020
Cash used in investing activities was $2,703 million for the year ended December 31, 2021, compared to $495 million for the year ended December 31, 2020. In the year ended December 31, 2021, Millicom used $2,000 million in the acquisition of subsidiaries, $740 million to purchase property, plant and equipment and $98 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $13 million in dividends from joint ventures, $30 million from the disposal of subsidiaries, $163 million from the disposal of equity investments and $11 million from the sale of property, plant and equipment such as towers. Cash used in investing activities was $495 million for the year ended December 31, 2020. In the year ended December 31, 2020, Millicom used $10 million in the acquisition of subsidiaries, net of cash acquired (mobile operations in Panama and Nicaragua), $622 million to purchase property, plant and equipment and $101 million to purchase intangible assets and licenses. These items were partially offset by proceeds of $71 million in dividends from joint ventures, $10 million from the disposal of subsidiaries, $197 million from the disposal of equity investments and $9 million from the sale of property, plant and equipment such as towers.
Cash used in financing activities was $1,777 million for the year ended December 31, 2021, compared to cash provided by financing activities of $598 million for the year ended December 31, 2020. In the year ended December 31, 2021, we paid no dividends, used $50 million for share repurchases, and repaid debt of $1,335 million and lease capital of $137 million while raising funds of $3,113 million through new financing. In the year ended December 31, 2020, we paid no dividends and repaid debt of $1,744 million and lease capital of $116 million while raising funds of $1,470 million through new financing.
Group Capital expenditures
Historical capital expenditures
Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis, including accruals for such additions at the end of the periods, for the years ended December 31, 2022, 2021, and 2020 are set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes, IT investments and spectrum.

	December 31
	2022	2021	2020
	(U.S. dollars in millions)
Additions to property, plant and equipment	823	787	649
Additions to licenses and other intangibles	345	164	520
Total consolidated additions	1,167	951	1,169
Capital expenditure commitments
As of December 31, 2022, we had commitments to purchase network equipment, other fixed assets and intangible assets with a value of $406 million from a number of suppliers, of which $259 million was within one year and $147 million more than one year. Out of these commitments, $29 million relate to the Company’s share in joint ventures ($29 million within one year). We expect to meet these commitments from our current cash balance and from cash generated from our operations.
Financing
We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a generally non-recourse basis to MIC S.A. As of December 31, 2022, 62% ($4,231 million) of our total consolidated debt excluding lease liabilities of $6,804 million was at the operational level (excluding our Honduras joint venture) and generally non-recourse to MIC S.A., and 40% of this debt was denominated in local currency. In addition, as of December 31, 2022 our joint venture in Honduras had $292 million of debt excluding lease liabilities which was non-recourse to MIC S.A. From time to time, we may provide support to our subsidiaries and service indebtedness that is held at the operational level.
Consolidated indebtedness
Millicom’s total consolidated debt excluding lease liabilities as of December 31, 2022 was $6,804 million (December 31, 2021: $7,744 million) and our total consolidated net debt (representing total consolidated debt after deduction of cash, cash equivalents, and pledged deposits) was $5,765 million (December 31, 2021: $6,814 million).
Including lease liabilities, Millicom's total consolidated financial obligations as of December 31, 2022 were $7,820 million (December 31, 2021: $8,911 million) and our total consolidated net financial obligations (representing total consolidated financial obligations after deduction of cash, cash equivalents, and pledged deposits) were $6,780 million (December 31, 2021: $7,981 million). Millicom's lease liabilities as of December 31, 2022 were $1,016 million. 99% of our consolidated lease liabilities, or $1,004 million, was at the operational level (excluding our joint venture in Honduras) and non-recourse to MIC S.A.
See note C.6. to our audited consolidated financial statements included elsewhere in this Annual Report for a reconciliation of total consolidated debt (and financial obligations) to total consolidated net debt (and financial obligations). Our consolidated interest and other financial expenses for the year ended December 31, 2022 were $617 million and for the years ended December 31, 2021 and 2020 were $495 million and $560 million, respectively.
The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:

	December 31,
	2022	2021	2020
	(US$ millions)
MIC S.A. (Luxembourg)	2,573	4,020	2,504
Latin America:
Guatemala (i)	1,465	605	—
Colombia	605	802	803
Paraguay	678	751	738
Bolivia	260	310	337
El Salvador	173	100	118
Costa Rica	128	121	119
Nicaragua	147	—	—
Panama	773	846	869
Africa:
Tanzania (ii)	—	188	203
Total debt and financing	6,804	7,744	5,691

(i)    Fully consolidated as a subsidiary from November 12, 2021. Debt and financing at the Guatemala joint venture at December 31, 2020 was $413 million.

(ii)    Debt and financing from Tanzania was divested upon the completion of the sale of our operations in Tanzania.

For a more detailed description of our outstanding financial obligations, including our credit facilities and outstanding bond or note issuances, see note C.3. to our audited consolidated financial statements.
Our financing facilities at the MIC S.A. level are subject to a number of financial covenants including net leverage and interest coverage requirements. In addition, certain financings at the MIC S.A. level contain restrictions on sale of businesses or significant assets within the businesses.
Our financing facilities at the operational level are subject to a number of financial covenants including requirements with respect to net leverage, debt service coverage, debt to earnings and cash levels. In addition, certain financings at the operational level contain restrictions on sale of businesses or significant assets within the businesses.
Indebtedness of joint ventures
With respect to the Honduras joint venture, total debt excluding lease liabilities as of December 31, 2022 was $292 million. As of December 31, 2022, our joint venture in Honduras had lease liabilities of $64 million. The total net debt (representing total debt after deduction of cash, cash equivalents, and pledged deposits) was $266 million. Annual interest expense for the Honduras joint venture for the years ended December 31, 2022, 2021 and 2020 was $29 million, $34 million and $24 million, respectively.
The following table sets forth the debt and financing of the Honduras joint venture for the periods indicated:

	December 31,
	2022	2021	2020
	(US$ millions)
Honduras	357	340	337
The financing facilities of the Honduras joint venture are subject to a number of financial covenants such as net leverage requirements. In addition, certain of their financings contain restrictions on sale of businesses or significant assets within the businesses.
With respect to our operations in Guatemala (former joint venture, see note A.1.2. to our audited consolidated financial statements) interest expense for the period ended November 12, 2021, and the year ended December 31, 2020 was $52 million and $114 million, respectively.

Off-Balance Sheet Arrangements
As of December 31, 2022, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $501 million with no assets pledged by the Millicom Group for these debts and financings amounted as of December 31, 2022. The table below details the maximum exposure under these guarantees and their remaining terms, as of December 31, 2022.

	Total	Less than 1 year	1-3 years	3-5 years
	(US$ millions)
Theoretical maximum exposure	501	13	70	418

C.    Research and Development, Patents and Licenses, etc.
We do not engage in research and development activities, and we do not own any patents.

D.     Trend Information
For a discussion of trend information, see “—A. Operating Results—Factors affecting our results of operations.” and “—A. Operating Results—Factors affecting comparability of prior periods."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management
Directors
The following table sets forth information of each member of the Company’s Board of Directors as of the date of this filing:

Name	Position	Year First Elected
Mr. José Antonio Ríos García (1)	Chairman	2017
Ms. Pernille Erenbjerg	Deputy Chair	2019
Mr. Odilon Almeida	Member	2015
Mr. Bruce Churchill	Member	2021
Mr. Tomas Eliasson	Member	2022
Mr. Lars-Johan Jarnheimer	Member	2021
Ms. Mercedes Johnson	Member	2019
Mr. Mauricio Ramos	Member	2020
Mr. James Thompson	Member	2019

(1)    First appointed as Chairman in January 2019.
Biographical information of each member of the Company’s Board of Directors is set forth below.
Mr. José Antonio Ríos García, Non-executive Director and Chairman of the Board. Mr. José Antonio Ríos García was re-elected to the Board in May 2022 and was first appointed as Chairman of the Board on January 7, 2019. Mr. Ríos, born in 1945, is a proven global business executive with over 30 years of sustained leadership at key multinational companies such as Millicom, Global Crossing (Lumen Technologies), Telefónica S.A., Hughes Electronics, DirecTV and the Cisneros Group of Companies. In addition to being the Chairman of Millicom’s Board of Directors, Mr. Ríos is currently a Board member and the Chairman of the Compensation Committee of Cirion Technologies and a Senior Advisor and Consultant of Pan American Finance. Until September 2020, he was the Chairman and CEO of Celistics Holdings, a leading mobile payment platform and cellular top-up distribution business, providing intelligent solutions for the consumer electronic technology industry across Latin America. Prior to joining Celistics, Mr. Ríos was the founding President and CEO of DirecTV Latin America (Galaxy Latin America), and the International President of Global Crossing, the telecommunications company later acquired by Level 3 Communications, and then merged with Lumen Technologies. Mr. Ríos holds an Industrial Engineering degree from the Universidad Católica Andrés Bello, Caracas, Venezuela.

Ms. Pernille Erenbjerg, Non-executive Director, Deputy Chair of the Board, and Chair of the Compensation Committee . Ms. Pernille Erenbjerg was re-elected to the Board in May 2022. Ms. Erenbjerg, born in 1967, is formerly the President and Group Chief Executive Officer of TDC, the leading provider of integrated communications and entertainment solutions in Denmark and Norway. Previously, Ms. Erenbjerg served as TDC’s Chief Financial Officer and as Executive Vice President of Corporate Finance. Prior to joining TDC in 2003, Ms. Erenbjerg worked for 16 years in the auditing industry, finishing in 2003 as an equity partner in Deloitte. Currently, Ms Erenbjerg is also Chair of the Board of Viaplay Group, which provides international streaming services, a Board member and Deputy Chair of Genmab, a publicly traded international biotechnology company with headquarters in Denmark, and a Non-Executive Board Member of RTL Group, a leading entertainment company in Europe. Ms. Erenbjerg holds an M.Sc. in Business Economics and Auditing from Copenhagen Business School.
Mr. Odilon Almeida, Non-executive Director, Chairman of the Compliance and Business Conduct Committee. Mr. Odilon Almeida was re-elected to the Board in May 2022. Mr. Almeida, born in 1961, is a senior global leader in the financial, fin-tech, telecom, and consumer goods sectors. From March 2020 to November 2022, Mr. Almeida was the President and Chief Executive Officer of ACI Worldwide Inc, , and served as a member of the company’s Board of

Directors. Previously, he was President of Western Union Global Money Transfer, and Operating Partner at Advent International, one of the world’s largest private equity funds. He also held various roles including BankBoston (now Bank of America), The Coca-Cola Company and Colgate-Palmolive. Mr. Almeida holds a Bachelor of Civil Engineering degree from the Maua Engineering School in São Paulo, Brazil, a Bachelor of Business Administration degree from the University of São Paulo and an M.B.A. with specialization in Marketing from the Getulio Vargas Foundation, São Paulo. He advanced his education with executive studies at IMD Lausanne, The Wharton School, and Harvard Business School.
Mr. Bruce Churchill, Non-executive Director, Member of the Audit Committee. Mr. Churchill was re-elected to the Board in May 2022. Mr. Churchill was born in 1957 and also serves on the Board of Wyndham Hotels and Resorts. Previously, he served as a member of the Board of Directors of Computer Sciences Corporation from August 2014 until 2017, when this company merged with HP Enterprise. He was also the President of DIRECTV Latin America LLC from 2004 to 2015 and served as Chief Financial Officer of DIRECTV from January 2004 to March 2005. Prior to joining DIRECTV, he served as President and Chief Operating Officer of STAR TV and he held senior positions for Fox Television and Paramount Pictures. Mr. Churchill has over 30-years of operational and strategy experience in the media industry, the latter part of which was gained from senior management roles in Latin America. Mr. Churchill holds an M.B.A. from Harvard Business School and a B.A. in American Studies from Stanford University.

Mr. Tomas Eliasson, Non-executive Director, Member of the Audit Committee and Compliance and Business Conduct Committee. Mr. Eliasson was elected to the Board in May 2022. He was born in 1962 and currently serves as an non-executive director on the boards of Riksbankens Jubileumsfond, Boliden and Telia. He has extensive knowledge of Millicom, having served as a non-executive director, and chairman of the audit committee for seven years between 2014 and 2021. Previously he served as CFO of Sandvik AB, Electrolux, ASSA ABLOY Group and Seco Tools. Mr. Eliasson holds a B.Sc in Business Administration and Economics.

Mr. Lars-Johan Jarnheimer , Non-executive Director, member of the Compensation Committee. Mr. Jarnheimer was re-elected to the Board of Millicom in May 2022. He was born in 1960 and currently serves as Chairman of the Board of Telia Company, a telecommunications group with presence in Nordic and eastern European countries, Chairman of the Board of INGKA Holding B.V. (Ikea) among others. He has extensive experience in various boards of Scandinavian companies, as well as having held CEO and managing director positions in the telecommunications and media industries, including at Tele 2 and Comviq GSM. Mr. Jarnheimer holds a B.Sc. in Business Administration and Economics from Lund and Växjö University.
Ms. Mercedes Johnson, Non-executive Director and Chair of the Audit Committee and member of the Compliance and Business Conduct Committee. Ms. Johnson was re-elected to the Board in May 2022. Ms. Johnson, born in 1954, also serves on the Board of Directors of three other NASDAQ or NYSE listed technology companies - Synopsys, a provider of solutions for designing and verifying advanced silicon chips, Teradyne, a developer and supplier of automated semiconductor test equipment and Analog Devices, a multinational semiconductor company specializing in data conversion, signal processing and power management technology. During her executive career, Ms. Johnson held positions such as Chief Financial Officer of Avago Technologies (now Broadcom) and Chief Financial Officer of LAM Research Corporation. Ms. Johnson holds a degree in Accounting from the University of Buenos Aires.
Mr. Mauricio Ramos, Executive Director and Chief Executive Officer. Mr. Mauricio Ramos, born in 1968, joined Millicom in April 2015 as CEO and was re-elected as an Executive Director in May 2022. Before joining Millicom, he was President of Liberty Global’s Latin American division, a position he held from 2006 until February 2015. During his career at Liberty Global, Mr. Ramos held several leadership roles, including positions as Chairman and CEO of VTR in Chile and President of Liberty Puerto Rico. Mr. Ramos is also a member of the Board of Directors of Charter Communications (US). Currently, Mr. Ramos also serves as (i) a Member of the Board of Directors of Charter Communications (US), (ii) Chair of the US Chamber’s US-Colombia Business Council (USCBC), and (iii) Commissioner at the Broadband Commission for Sustainable Development. He received a degree in Economics, a degree in Law, and a postgraduate degree in Financial Law from Universidad de los Andes in Bogota.
Mr. James Thompson, Non-executive Director, Member of the Audit Committee and of the Compensation Committee. Mr. Thompson was re-elected to the Board in May 2022. Mr. Thompson, born in 1961, is the Managing Principal of Kingfisher Single Family Office. He is also a non-executive Director of C&C Group plc and serves on its audit committee. Previously, he was a Managing Principal at Southeastern Asset Management. Between 2001 and 2006, he opened and managed Southeastern Asset Management’s London research office. Mr. Thompson holds an MBA from the Darden School at the University of Virginia, and a Bachelor’s degree in Business Administration from the University of North Carolina.

Board Diversity Matrix (As of December 31, 2022)

Country of Principal Executive Offices “Home Country”:				Luxembourg
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				9
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	2	7	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	4
LGBTQ+	0
Did Not Disclose Demographic Background	0

Members of the Executive Team
The following table lists the names and positions of the members of our Executive Team.

Name	Position
Mr. Mauricio Ramos	Executive Director and Chief Executive Officer
Mr. Sheldon Bruha	Executive Vice President, Chief Financial Officer
Ms. Susy Bobenrieth	Executive Vice President, Chief Human Resources Officer
Mr. Salvador Escalón	Executive Vice President, Chief Legal and Compliance Officer
Mr. Esteban Iriarte	Executive Vice President, Chief Operating Officer
Mr. Karim Lesina	Executive Vice President, Chief External Affairs Officer
Mr. Xavier Rocoplan	Executive Vice President, Chief Technology and Information Officer

Biographical information of the members of our Executive Team is set forth below.
Mr. Sheldon Bruha, Executive Vice President, Chief Financial Officer. Mr. Bruha, born in 1967, joined Millicom in January 2022 and assumed his role as Executive Vice President, Chief Financial Officer in April 2022. Prior to joining Millicom, he was the Chief Financial Officer at Frontier Communications, one of the largest fixed-line communication providers in the United States, where he successfully helped navigate the business through its financial restructuring. Prior to joining Frontier, he held several senior financial leadership roles at Cable & Wireless plc, including head of corporate development, where he led the strategic transformation and re-shaping of the company prior to its sale to Liberty Latin America. He also held senior financial leadership roles at CDI Corp. Mr. Bruha started his career at Lehman Brothers and held senior investment banking positions in its New York and London offices, focusing on the telecommunications industry. He has a a Bachelor of Science (Honors) degree in Business Administration from Washington University.
Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer. Ms. Susy Bobenrieth, a global Human Resource professional, born in 1965, joined Millicom in October 2017 with over 25 years of experience in major multi-national companies that include Nike Inc., American President Lines and IBM. As an ex-Nike Executive, she has extensive international knowledge and proven results in leading large scale organizational transformations, driving talent management agenda and leading teams. She is passionate about building great businesses with high performing teams. Ms. Bobenrieth has deep international experience having lived and worked in Mexico, USA, Brazil, Netherlands, and Spain. She received a degree from the University of Maryland, University College in 1989.
Mr. Salvador Escalón, Executive Vice President, Chief Legal and Compliance Officer. Mr. Salvador Escalón, born in 1975, was appointed as Millicom’s General Counsel in March 2013, became Executive Vice President in July 2015, and became Chief Legal and Compliance Officer in 2020. Mr. Escalón leads Millicom’s Legal, Ethics and Compliance team and advises the Board of Directors and senior management on legal, compliance, and governance matters. He joined Millicom as Associate General Counsel Latin America in April 2010. From January 2006 to March 2010, Mr. Escalón was Senior Counsel at Chevron Corporation, with responsibility for legal matters relating to Chevron’s downstream operations in Latin America. Previously, he was in private practice at the law firms Skadden, Morgan Lewis and Akerman. Mr. Escalón has a J.D. from Columbia Law School and a B.B.A. in Finance and International Business from Florida International University.
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer. Mr. Esteban Iriarte, born in 1972, was appointed as Executive Vice President, Chief Operating Officer (COO), Latin America in August 2016. Previously, Mr. Iriarte was General Manager of Millicom’s Colombian businesses where, in 2014, he led the merger and integration of Tigo and the fixed-line company UNE. Prior to leading Tigo Colombia, Mr. Iriarte was head of Millicom’s regional Home and B2B divisions. From 2009 to 2011, he was CEO of Amnet, a leading service provider in Central America for broadband, cable TV, fixed line and data services that was bought by Millicom in 2008. In 2016 Mr. Iriarte joined the board of Sura Asset Management. Sura is one of Latin America’s biggest financial groups. Mr. Iriarte received a degree in Business Administration from the Pontificia Universidad Católica Argentina “Santa María de los Buenos Aires," and an M.B.A. from the Universidad Austral in Buenos Aires.
Mr. Karim Lesina, Executive Vice President, Chief External Affairs Officer. Mr. Karim Lesina, born in 1975, joined Millicom in November 2020. Before joining Millicom, between 2007 and 2020, Mr. Lesina held, among others, the position of Senior Vice President, International External and Regulatory Affairs at AT&T, directing the internal, international and regulatory affairs teams, as well as the external and regulatory affairs teams across four international affiliates: Turner, Warner Media, AT&T Latin America and DirecTV. Prior to his term at AT&T, from 2005 to 2007, Mr. Lesina worked in the corporate affairs team at Intel as the Government Affairs Manager for Europe, Africa and the Middle East. Mr. Lesina began his career at multinational public relations and communications firms. Born in Dakar (Senegal) Mr. Lesina is an Italian-Tunisian national and has a master’s degree in Economics of Development from the Catholic University of Louvain-la-Neuve.
Mr. Xavier Rocoplan, Executive Vice President, Chief Technology and Information Officer. Mr. Xavier Rocoplan, born in 1974, started working with Millicom in 2000 and joined the Executive Team as Chief Technology and Information Officer in December 2012. Mr. Rocoplan is currently heading all mobile and fixed network and IT activities across the Group as well as all Procurement & Supply Chain. Mr. Rocoplan first joined Millicom in 2000 as CTO in Vietnam and subsequently for South East Asia. In 2004, he was appointed CEO of Millicom’s subsidiary in Pakistan (Paktel), a role he held until mid-2007. During this time, Mr. Rocoplan launched Paktel’s GSM operation and led the process that was concluded with the disposal of the business in 2007. He was then appointed as head of Corporate Business Development, where he managed the disposal of various Millicom operations (e.g. Asia), the monetization of Millicom infrastructure assets (towers) as well as numerous spectrum acquisitions and license renewal processes in Africa and in Latin America. Mr. Rocoplan holds master's degrees in engineering from Ecole Nationale Supérieure des Télécommunications de Paris and in economics from Université Paris IX Dauphine.

B.    Compensation
For the financial year ended December 31, 2022, the total compensation paid to MIC S.A.’s directors was $1.7 million and to the CEO and current CFO the total cash compensation plus benefits (excluding pension) was $4.2 million. The total amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits for the directors, CEO and current CFO was $0.4 million.
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
Remuneration of Directors
The remuneration of the non-executive members of the Board of Directors comprises an annual fee and shares of MIC S.A. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at the AGM or other shareholders’ meetings.
At the AGM held on May 4, 2022, MIC S.A.’s shareholders approved the compensation for the eight non-executive directors expected to serve from that date until the 2023 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-

up shares of MIC S.A. Such shares are provided from the Company’s treasury shares or alternatively issued within MIC S.A.’s authorized share capital exclusively in exchange for the allocation from the share premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2022, or US$24.99 per share, provided that shares shall not be issued below the par value.
In respect of directors who do not serve an entire term from the 2022 AGM until the 2023 AGM, the fee-based and the share-based compensation is pro-rated pro rata temporis.
Director remuneration for the year ended December 31, 2022 is set forth in the following table.

Board and committees	Remuneration 2022 (1)
(USD '000)
Non-Executive Directors

Mr. José Antonio Ríos García	315.0
Ms. Pernille Erenbjerg	260.0
Mr. Odilon Almeida	185.0
Mr. Bruce Churchill	182.5
Mr. Tomas Eliasson	195.0
Mr. Lars-Johan Jarnheimer	172.5
Ms. Mercedes Johnson	217.5
Mr. James Thompson	195.0

Total	1,722.5

(1)    Remuneration covers the period from May 4, 2022 to the date of the AGM in May 2023 as resolved at the shareholder meeting on May 4, 2022. Share-based compensation for the period from May 4, 2022 to May 2023 was calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2022 and represented a total of 40,017 shares. Total remuneration for the period from May 4, 2022 to May 2023 after deduction of applicable withholding tax at source comprised 73% in shares and 27% in cash.
Remuneration of Executive Management
1.Compensation Committee’s Report
This report describes the remuneration philosophy—and related policy and guidelines—as well as the governance structures and processes in place. It also sets out the remuneration of Directors, as well as compensation of global senior management for the current and prior financial reporting years.
..
1.1 Role of the Compensation Committee
The Compensation Committee monitors and evaluates (i) programs for variable remuneration to senior management, including both ongoing programs and those that have ended during the year; (ii) the application of the guidelines for remuneration to the Board and senior management established at the shareholders' meeting; and (iii) the current remuneration structures and levels in the Company. The Compensation Committee makes recommendations to the Board regarding the compensation of the CEO and his direct reports; approves all equity plans and grants; and manages Executive Team succession planning. Final approval of the CEO remuneration requires Board approval.
.
The evaluation of the CEO is conducted by the Compensation Committee. The evaluation criteria and the results of the evaluation are then discussed by the Chairman with the entire Board. In 2022, the Board concluded that the CEO provided exceptional leadership in helping the Company achieve the financial and operational targets for the year. In evaluating his performance, the Board considered the way he delivered on financial commitments. Additionally, the CEO delivered against ESG commitments which focused on environmental, DE&I and social programs which focus on women entrepreneurs in our markets. These programs are aligned to the Company’s overall purpose. Together with meeting the financial targets discussed below, in his STI payout the CEO received $1,650,460 in cash and $4,373,719 granted in deferred shares that vest over three years for the Group's 2022 performance. The Chairman of the Board conveyed the results of the review and evaluation to the CEO.

1.2 Compensation Committee Charter
The Group’s Compensation Committee Charter can be found on our website under the Board Committees section and covers overall purpose/objectives, committee membership, committee authority and responsibility, and the committee’s performance evaluation.

1.3 Compensation Committee Membership and Attendance 2022

Committee	Position	First Appointment	Meeting Attendance	%
Ms. Pernille Erenbjerg	Chairman	January 2019	6 of 6	100
Mr. Lars-Johan Jarnheimer	Member	May 2021	6 of 6	100
Mr. James Thompson	Member	January 2019	6 of 6	100

Overall Attendance			18 of 18	100

In addition, the Chairman of the Board, Mr. José Antonio Ríos García, attended all of the regularly scheduled meetings of the Compensation Committee.
1.4 Areas Covered in 2022
The Compensation Committee met six times in 2022. Areas of focus included overseeing executive rewards and retention, managing the impact of the rights issuance in our variable pay plans, and supporting the variable compensation approach for the new fintech business.

Topic	Commentary
Bonus (STI) and performance reports	Reviewed and approved the Global Senior Management Team's 2021 performance reports and individual Executive Team payouts for STI/LTI (cash/equity)
Reviewed and approved 2022 short-term variable compensation targets.

Compensation review	Approved all payments for CEO and Executive Team members.
Reviewed executive remuneration and governance trends and developments.
Reviewed and approved the peer group for the CEO and the Executive Team benchmarking.
Approved changes to CEO and Executive Team compensation elements based on market competitiveness.

Share-based incentive plans	Approved the 2019 LTI (PSP) vesting.
Reviewed and approved all equity grants.
Reviewed and approved the 2022 share units plan (DSP and PSP) rules.

Reviewed and approved the 2022 long-term variable compensation targets.
Reviewed and approved the reduction of the LTI opportunity for 2022 and the corresponding increase in the share component of the STI.
Reviewed the replenishment of the treasury share balance reserved for share-based incentive plans.
Reviewed share ownership guidelines and the compliance of each covered employee.
Reviewed performance and projections of outstanding LTI plans (2020, 2021 and 2022).
Reviewed equity plans participant turnover.
Reviewed and approved the required adjustments to the existing unvested share plans due to the rights.
Approved the accelerated vesting of share grants to Tanzania employees as a consequence of the divestiture of that asset.

Global reward strategy and executive remuneration review	Reviewed remuneration/C&B philosophy and strategy.

Variable pay design	Discussed and approved STI and LTI design for 2023.
Reviewed and approved the achievement of the MSU 2022 Tranche
Reviewed and approved STI and LTI performance measures for 2023.

Other	Reviewed and approved exceptional items, new hire equity grants, etc.
Reviewed Executive Team’s severance payouts in a change of control.
Reviewed and discussed results of 2022 "Say on Pay."
Approved the payments associated with the retirement of the previous CFO.

Compensation Committee governance	Reviewed and approved the Compensation Committee annual meeting cycle and calendar.
Reviewed the Compensation Committee Charter.
Updated Executive Compensation dashboard.
Reviewed and approved the use of an external compensation consultant.

2. Our Compensation Philosophy and Core Principles
The philosophy, guidelines, objectives, and policy applicable to remuneration of the Global Senior Management Team were approved by the shareholders (item 22) of the AGM held on May 4, 2022.
2.1 Core Principles
The Compensation Committee worked using the following objectives for the Global Senior Management Team's compensation.

What we strive for	What it means
Competitive and fair	Levels of pay and benefits to attract and retain the right people.
Drive the right behaviors	Reward policy and practices that drive behaviors supporting our Company strategy and business objectives.
Shareholder alignment
Variable compensation plans that support a culture of entrepreneurship and performance, and incorporate both short-term and longer-term financial and operational metrics strongly correlated to the creation of shareholder wealth. Long-term incentives are designed to maintain sustained commitment and ensure the interests of our Global Senior Management Team are aligned with those of our shareholders.

Pay for performance
Total reward structured around pay in line with performance, providing the opportunity to reward strong corporate and individual performance. A significant proportion of top management's compensation is variable (at risk) and based on measures of personal and Company performance directly attributable to short-term and longer-term value creation.

Transparency
Millicom is committed to expanding external transparency, including disclosure around pay for performance, links to value creation etc. We are also investing in HR information systems to facilitate measurement and internal communications related to incentive composition including performance metrics, pay equity, goal setting, and pay-for-performance relationships.

Market competitive and representative remuneration
Compensation is designed to be market competitive and representative of the seniority and importance of roles, responsibilities and geographical locations of individuals (with the majority of the Global Senior Management Team roles located in the U.S.

Retention of key talent
Variable compensation plans include a significant portion of share based compensation, the payout of which is conditional on future employment with the Company for three-year rolling periods, starting on the grant date.

Executive management to be "invested"	The Global Senior Management Team, through Millicom’s share ownership guidelines, is required to reach and maintain a significant level of personal ownership of Millicom shares.

To drive the right behaviors and ensure expectations are aligned, we communicate clearly to our employees what we do and do not do when it comes to compensation. A summary is set out in the table below:

What we do	What we don't do
Align pay and performance.	Create special executive perquisites.
Designate a substantial majority of executive pay as at risk, based on a mix of absolute and relative financial and share price performance metrics.	Permit executives to hedge company shares.
Impose limits on maximum incentive payouts.	Provide dividends or dividend equivalents on unearned PSUs or RSUs.
Engage in a rigorous target-setting process for incentive metrics.	Offer tax gross-ups related to change in control.
Set our STI threshold to pay only at 95% and higher levels of achievement.	Permit executives to use company shares as collateral
Maintain robust share ownership guidelines for our top 50 executives.
Provide “double-trigger” change in control provisions in equity awards.
Maintain clawback policies that apply to our performance-based incentive plans.
Retain an independent compensation consultant

2.2 Elements of Executive Pay
Compensation for the Global Senior Management Team in 2022 comprised a base salary, a short-term incentive (”STI”) plan and a long-term incentive (“LTI”) plan, together with pension contributions and other benefits (e.g. healthcare).
Salary

Pay element	Purpose	Maximum opportunity
Purpose and link to strategy	Designed to be market competitive to attract and retain talent
No absolute maximum has been set for Executive Team salaries. The committee considers increases on a case-by-case basis based on peer comparison. Pay increases usually reflect a combination of roles and responsibilities, local market conditions and individual performance.

Operational execution	Paid monthly in cash in U.S. dollars or the home currency of the executive	The Compensation Committee aims to set salaries for the Executive Team at the median of the peer group.
Reviewed by the Compensation Committee every March

STI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy	The STI links reward to key business targets (70%) and individual contribution (30%).
With less than 95% achievement of business targets the award falls to 0%. The threshold achievement is 95% of the target, resulting in a payout of 80%. The opportunity is 200% for the achievement of 104% for service revenue, 106% for EBITDA and 107% for OFCFaL

The STI aligns with shareholders’ interests through the provision of a portion of the payment delivered in share units deferred over three years (DSP) for the senior leadership team. The DSP is awarded upon achieving the performance targets, with 30% paid after one year, 30% after the second year and 40% after the third year of the grant date.
		The target achievement for: CEO – 365% (72% paid in DSP) CFO – 210% (64% paid in DSP)
These plans help incentivize and motivate leadership to execute strategic plans in operational decision-making and achieve short-term performance goals, impacting Company performance and enhancing its value.
		Maximum achievement: CEO – 730% (144% paid in DSP) CFO – 420% 128% paid in DSP)
	The financial and operational targets are;
	•Service revenue	20%
	•EBITDA	20%
	•Operating free cash flow after leases (OFCFaL)	20%
	•Relational Net Promoter Score (rNPS)	10%
	•Personal performance	30%
	2022 Cyber Security Gateway	This gateway needs to be attained for payout of the personal objective component.
Benchmarking	Our STI is a key component of the Millicom Group culture. We benchmark to peer companies within the U.S. and Latin America	Each year the Compensation Committee determines the annual STI opportunity for the Executive Team.

LTI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy	The LTI links an important part of overall Global Senior Management Team compensation with the interests of our shareholders
For financial metrics, achieving less than 80% of the target results in a payout of 0%. In the event the Company achieves between 80% and 120% of the target, the corresponding portion of the grant will be adjusted in linear pro rata of the achievement, starting at a payout of 0% at an achievement of 80% up to a maximum value of 200% if the target achievement is 120% or higher. For total shareholder return ("TSR"), no award is granted for performance below the peer group median. If the Company achieves a TSR performance at the median or above of a pre-determined peer, the grant will be adjusted in linear pro rata of the achievement starting at a payout of 100% up to a maximum value of 200% for a target achievement of 120% or higher.

This plan aligns the Global Senior Management Team's longer-term incentives with the longer-term interests of shareholders, encouraging long-term value creation and retention.
Millicom emphasizes a one-team mentality by maintaining unified goals and objectives in the long-term incentive program for the Global Senior Management Team, with the purpose of driving the successful achievement of three-year performance goals designed to enhance long-term value of the Company.

Operational execution
The LTI is a performance-based share units plan (PSP) whereby awarded share units fully vest at the end of a three-year period, subject to achievement against performance measures and fulfillment of conditions.
The target achievement for: CEO - 315% CFO - 115%
LTI payouts are typically in shares and based on company three-year cash flow and revenue targets approved by the Compensation Committee and the Board, in addition to shareholder return.
	Performance share units plan (PSP)	The maximum achievement for: CEO – 630% CFO – 230%
The weights for the PSP component are:
• Service revenue: 30%
• OCFaL (operating cash flow after leases): 50%*
• Relative TSR: 20%
The PSP component pays out/is settled in shares at the end of three years.

*Since the 2021 LTI, we use OCFaL (operating cash flow after leases) in lieu of OFCFaL (operating free cash flow after leases)

Benchmarking	Our LTI is a key component of the Millicom Group culture.	Each year the Compensation Committee determines the annual LTI opportunity for the Executive Team.
For executives we benchmark to peer companies within the U.S.

In addition, the Board uses retention schemes to ensure continued retention of key individuals during periods of uncertainty.
2.3 Other Employment Terms and Conditions
Notice of termination: If the employment of a member of Millicom’s Executive Team is terminated, a notice period of up to 12 months potentially applies. The Board regularly reviews best practices in executive compensation and governance and revises policies and practices when appropriate. Millicom's change-in-control agreements for eligible executives include "double-trigger" provisions, which require an involuntary termination (in addition to change in control) for accelerated vesting of awards.

Deviations from the policy and guidelines: In special circumstances, the Board may deviate from the above policy and guidelines; for example, providing additional variable remuneration in the case of exceptional performance.

2.4 Other Executive Compensation Policies
Millicom's clawback policy requires its Board of Directors’ Compensation Committee to seek recovery of incentive compensation awarded or paid to those officers covered under the policy, in the event the committee finds the restatement of Millicom’s audited and published financial statements results in compensation in excess of what would have been paid based on the restated operating and financial performance.

In addition, the Company’s insider trading policy prohibits any hedging or speculative transactions in the Company’s shares, including the use of options and other derivatives. It also prohibits directors and employees from selling the Company’s stock short.
3. Key Developments for 2022
During 2022, we worked on structuring return-to-office schemes that prioritize health and safety (such as hybrid approaches).
For the 2022 STI / LTI plans, we established targets from the beginning of the year, although forecasting due to the pandemic was still challenging, and did not make any adjustments during the year.

During 2022, we successfully implemented the removal of the RSU component for the 2022 LTI grant and reverted to full performance-based LTI awards.
We also implemented the change of reducing the LTI opportunity for 2022 with a corresponding increase in the share component of the STI. The total combined incentive opportunity remains unchanged.

With the execution of the rights issue, we made the required adjustments to the existing unvested share plans, including the DSP, PSP and MSU. The approach was made in collaboration with Mercer as the external consultant to the Committee, following the best practices approach for this type of situation.
3.1 Key Elements of 2022 CEO and CFO Pay
In 2022, the key elements of the CEO and CFO compensation, in line with the remuneration policy, were as follows:

	Salary (USD) *	Short-Term Incentive		Long-Term Incentive	Pension	Benefits
Mauricio Ramos (CEO)	$1,224,863	STI Target	100% in Cash Bonus	PSP award of 315% of salary with 3-year cliff vesting (based entirely on performance shares)	15% of salary	Private healthcare
			265% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
Sheldon Bruha (CFO)*	$625,000	STI Target	75% in Cash Bonus	PSP award of 115% of salary with 3-year cliff vesting (based entirely on performance shares)	15% of salary	Private healthcare
			135% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
Tim Pennington (Former CFO)**	$634,115	STI Target	75% in Cash Bonus	N/A	15% of salary	Private healthcare
			75% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
*CEO / CFO Salary as of December 31, 2022. Mr. Bruha (CFO) started January 12, 2022, and took over the CFO role effective April 1, 2022
**Mr Pennington CFO Compensation paid in Pounds GBP and for purposes of this report converted to USD using December Closing Forex (0.8276 GBP/USD).

3.2 Summary of Total CEO/CFO Compensation
The compensation for the CEO and CFO is summarized in the table below:

	Mauricio Ramos (CEO)		Sheldon Bruha (CFO)*		Tim Pennington (Former CFO)**
In USD	2022	2021	2022	2021	2022	2021
Base Salary	1,215,944	1,185,140	598,121	—	581,272	707,532
Fringe Benefits***	81,745	87,551	67,264	—	39,769	46,362
Pension Expense	286,846	284,243	144,460	—	87,191	106,130
Total Fixed	1,584,535	1,556,934	809,845	—	708,232	860,024
Annual Bonus****	1,650,460	2,164,320	541,075	—	—	969,079
Deferred Share Units****	4,373,719	2,164,320	973,935	—	—	969,079
LTIP*****	3,745,939	5,630,400	718,750	—	—	1,237,889
Total Annual Variable	9,770,118	9,959,040	2,233,760	—	—	3,176,047
Annual Compensation	11,354,653	11,515,974	3,043,605	—	708,232	4,036,071
MSU Plan******	—	8,000,000	—	—	—	1,600,000
Total Compensation	11,354,653	19,515,974	3,043,605	—	708,232	5,636,071
Termination Benefits********	—	—	—	—	876,939	—
% Annual Fixed	13.95%	13.52%	26.61%	—%	100.00%	21.31%
% Annual Variable	86.05%	86.48%	73.39%	—%	—%	78.69%
*Mr. Bruha (CFO) started January 12, 2022, and took over the CFO role effective April 1, 2022
**Mr. Pennington compensation is paid in GBP and for the purposes of this report converted to USD using December Closing Forex for each period.
***Fringe Benefits include car allowance, life and disability insurance medical and dental Insurance.
****The short-term incentive award includes cash bonus and the corresponding grant of deferred share units.
*****LTIP is performance share units granted in 2022. Calculated based on the average Millicom closing share price on the Nasdaq in the US for the three-month period ending December 31, 2022.
******MSU plan: Our stock-based MSU performance plan is settled in cash. Pro-rata vesting occurs in two tranches (50% in 2022, and 50% in 2023), payable one year after vesting subject to continuous employment. The number of MSUs is determined on the basis of a share price at inception of $43.09 (adjusted to $33.83 for rights issuance) for Tranche 2022 (10%) and $47.00 (adjusted to $36.90 for rights issuance) for Tranche 2023 (20%). The original targets were adjusted during the rights offering. The awards are payable only after an additional 12-month employment period post vesting.
******** Mr. Pennington started his 1-year notice period on April 1, 2022 and paid via payroll until November 30, 2022 and the remaining 4-month period paid as a one-time payment on December 22, 2022.

Realized Pay Supplemental Table:

	Mauricio Ramos (CEO)
In USD	2022	2021
Base Salary	1,215,944	1,185,140
Car Allowance	15,000	15,000
Pension Expense	286,846	284,243
Total Fixed	1,517,789	1,484,383
Annual Bonus Paid*	2,164,320	1,301,131
Deferred Share Units Vested**	865,762	930,836
LTIP Vested***	—	1,457,988
Total Variable Paid	3,030,082	3,689,955
Total Realized Paid	4,547,871	5,174,339
% Fixed	33.37%	28.69%
% Variable	66.63%	71.31%
*Annual bonus paid is the cash portion for the short-term incentive award for the performance period in that calendar year (the 2022 column displays the amount paid in Q1 2022 from 2021 performance).
**Deferred share units vested are the shares vested from the pro-rata vesting of the three years prior (the 2022 column displays the amount vested in Q1 2022: 30% from 2021 grant, 30% from 2020 grant and 40% from 2019 grant).
***LTIP vested are the shares vested from the cliff vesting of the LTI granted three years prior (the 2022 column, displays the amount vested in Q1 2022 from 2019 grant.
The total short-term award for the CEO, CFO and other senior leadership team is split into a portion in cash and the balance in share units deferred over a three-year period (DSP). The latter of the two is the biggest component. The compensation for the CEO and CFO is heavily weighted to variable compensation in the form of share units vesting over a three-year period. As a result, total compensation as shown in the previous table may differ significantly relative to the actual realized compensation in any given year. The table below compares CEO total compensation to his actual realized compensation in the last three years.

2022 CEO Compensation
3.3 Performance on STI 2022
As in previous years, the annual bonus is determined by a mixture of business performance and individual performance factors. The business performance factors included measures of service revenue, earnings before interest, tax, depreciation and amortization (EBITDA), operating free cash flow after leases (OFCFaL) and a customer satisfaction metric based on Relative Net Promoter Score achievement. The use and relative weighting of financial performance target measures under the variable compensation rules are equal for all employees regardless of seniority or area of operation. This includes the CEO and the senior leadership team.
.
For the CEO and senior leadership team, a portion of the STI is paid in the form of deferred share units with a three-year pro-rated vesting, strengthening our pay for performance and retention incentives.
For 2022, the achievement of performance targets is set out in the table below:

2022 STI – Group Results for a Meets Personal Performance

20%	20%	20%	10%	30%	100%
19.7%	19.1%	40%	12.0%	30%	
Service Revenue	EBITDA	OFCFaL	NPS	Personal Performance	STI 2022
target range: $ 6.16B / $ 5.92B / $ 5.63B	target range: $ 2.70B / $ 2.55B / $ 2.42B	target range: $ 0.69B / $ 0.64B / $ 0.61B	target range: 110% / 100% / 95%	target range: 60% / 30% - Meets / 0%	120.7%
99.6%	98.8%	116.8%	102.0%	100.0%	

EBITDA: Is operating profit excluding impairment losses, depreciation & amortization, and gain/losses on fixed asset disposals.

OFCFaL: Operational Free Cash Flow after Leases = EBITDA – Lease payments Cash Out - CapEx +/- Operating Working Capital – Tax paid (excl deferred tax).

NPS: (Net Promoter Score) measures the willingness of customers to recommend a company's products or services to others.

Performance ratings:
- Exceptionally Exceeds
- Exceeds
- Meets
- Partially Meets
- Doesn't Meet

For the CEO and other eligible DSP participants, the issuance of share units under the DSP is presented at Millicom’s AGM of shareholders.

Under the 2022 STI, the 2023 DSP share units are granted in Q1 2023 and will vest (generally subject to the participant still being employed by the Millicom group) at 30% in Q1 2024, 30% in Q1 2025 and 40% in Q1 2026. The vesting schedule is unchanged from the 2022 DSP.

3.4 LTI (PSP)
This section reviews the LTI 2020 performance, which vested in January 2023 with a zero payout in Q1 2023 for all participants. It also reviews the LTI 2022 plan granted in 2022 to 39 participants, including the CEO and CFO.

3.4.1 LTI (PSP) 2020 Performance
The LTI 2020 plan vested in January 2023 with an award of 0.0%. The outcome of LTI 2020 has been audited by Ernst & Young in respect of the financial performance measures and by Towers Watson for the TSR.

For LTI 2020, the achievement of performance targets is set out in the table below:

Notes: Relative TSR considered the following peers: America Movil, Telefonica, TIM Brazil, TEF Brazil, Entel Chile, Lilac.

The PSP 2020 did not meet the criteria for vesting for the CEO and CFO awards:

Name	Type of award	Basis of award	Face value of award	Number of share units granted	End of performance period	Achievement	Number of shares vested
Mauricio Ramos (CEO)	LTI2020	400% of salary	4,600,000	77,111	Jan-23	—%	—
Tim Pennington(Former CFO)	LTI2020	175% of salary	1,132,957	18,992	Jan-23	—%	—

Deviations from the guidelines: in special circumstances, the Board may deviate from the above guidelines, such as providing additional variable remuneration in the case of exceptional performance. In these instances, the Board will explain the reason for the deviation at the following AGM. For the LTI in this review—PSP 2020, PSP 2021 and PSP 2022—no discretion has been exercised and none of the performance or other conditions have been changed.
3.4.2 Award LTI 2022
A new plan was issued in 2022 in accordance with the remuneration policy guidelines designed to drive shareholder value through a focus on service revenue growth, cash flow generation and relative total shareholder return against a relevant peer group. The PSP 2022 plan was approved by shareholders at the 2022 AGM:

Metric	Weighting	Performance target	Performance measure
Service revenue	30%	Target growth	A specific 3-year Cumulative Growth target
OCFaL	50%	Target growth	A specific 3-year Cumulative Growth target
TSR	20%	The Company TSR relative to a peer group between 2022 and 2024	At median - target payout; below median - nil; 20% above median - max

The peer group for the PSP 2022 is: America Movil, TIM Brazil, TEF Brazil, Entel Chile, Lilac, Telecom Argentina, Grupo Televisa, Megacable.
For the CEO and CFO the award of LTI 2022 is summarized below;

Name	Type of award	Basis of award	Face value of award	Number of share units granted*	End of performance period
Mauricio Ramos (CEO)	PSU - 3 years	315% of salary	$3,745,939	144,108	January 2025
	Cliff Vesting
Sheldon Bruha (CFO)	PSU - 3 years	115% of salary	$718,750	27,649	January 2025
	Cliff Vesting
*With the execution of the rights issue, we made the required adjustments to the existing unvested share plans, including the DSP and PSP. The original grant was 113,136 and 21,707 performance share units for Mr Ramos and Mr Bruha, respectively.

4. Remuneration Approach for 2023
For 2023, the Board has proposed continuing with a consistent framework of STI and LTI with a few changes explained below. In the 2023 LTI plan, the Board will propose to the AGM to include a number of ESG metrics with a total weight of 10%. The metrics are:
1.OCFaL: 50%
2.Service Revenue: 30%
3.TSR: 10%
4.ESG: 10%

For the CEO, the at target and maximum remuneration for 2023 is set out below*:

*Cash> Base Pay + Car Allowance + Pension + STI Bonus

At target, CEO compensation is paid 72% in share units and 84% in variable compensation. At maximum, CEO compensation is paid 78% in share units and 91% in variable compensation.
4.1 Summary of Key Changes for 2023
We made one small change to the 2023 remuneration plans, with a continued focus on pay for performance and incentivizing the retention of key talent.

For the LTI 2023, the structure of the award remains consistent with 2022, with only one change: we included a number of ESG metrics with a total weight of 10%.

5. Supplemental topics
5.1 Summary of Outstanding Awards

							Opening Balance	During the Year			Closing Balance
Name	Plan Type	Award Details - Plan Name	Performance Period	Award Grant Date	Vesting Date	Award Share Price in USD	Outstanding Balance as of Dec. 2021	Share Units Granted in 2022	Shares Vested in 2022	Forfeited in 2022	Outstanding Balance as of Dec. 2022
Mauricio Ramos (CEO)	Deferred Share Plan	2019 DSP	2018	1/1/2019	1/1/2022	$59.65	10,004	—	10,004	—	—
		2020 DSP	2019	1/1/2020	1/1/2023	$45.86	21,788	3,408	9,338	—	15,858
		2021 DSP	2020	1/1/2021	1/1/2024	$35.20	36,963	7,083	11,089	—	32,957
		2022 DSP	2021	1/1/2022	1/1/2025	$33.11	—	83,262	—	—	83,262
	Performance Share Plan	2019 PSP	2019-2022	3/1/2019	1/1/2022	$59.65	19,278	—	—	19,278	—
		2020 PSP	2020-2023	3/1/2020	1/1/2023	$45.86	30,692	8,402	—	—	39,094
		2021 PSP	2021-2024	1/1/2021	1/1/2024	$35.20	159,941	43,786	—	—	203,727
		2022 PSP	2022-2025	1/1/2022	1/1/2025	$33.11	—	144,108	—	—	144,108
TOTAL Mauricio Ramos (CEO)							278,666	290,049	30,431	19,278	519,006
Tim Pennington (Former CFO)	Deferred Share Plan	2019 DSP	2018	1/1/2019	1/1/2022	$59.65	3,736	—	3,736	—	—
		2020 DSP	2019	1/1/2020	1/1/2023	$45.86	9,560	1,495	4,097	—	6,958
		2021 DSP	2020	1/1/2021	1/1/2024	$35.20	14,457	2,770	4,337	—	12,890
		2022 DSP	2021	1/1/2022	1/1/2025	$33.11	—	37,280	—	—	37,280
	Performance Share Plan	2019 PSP	2019-2022	3/1/2019	1/1/2022	$59.65	4,748	—	—	4,748	—
		2020 PSP	2020-2023	3/1/2020	1/1/2023	$45.86	6,546	1,792	—	—	8,338
		2021 PSP	2021-2024	1/1/2021	1/1/2024	$35.20	35,164	9,626	—	—	44,790
		2022 PSP	2022-2025	1/1/2022	1/1/2025	$33.11	—	—	—	—	—
TOTAL Tim Pennington (Former CFO)							74,211	52,963	12,170	4,748	110,256

Sheldon Bruha (CFO)	Deferred Share Plan	2019 DSP	2018	1/1/2019	1/1/2022	59.65	—	—	—	—	—
		2020 DSP	2019	1/1/2020	1/1/2023	45.86	—	—	—	—	—
		2021 DSP	2020	1/1/2021	1/1/2024	35.2	—	—	—	—	—
		2022 DSP	2021	1/1/2022	1/1/2025	33.11	—	—	—	—	—
	Performance Share Plan	2019 PSP	2019-2022	3/1/2019	1/1/2022	59.65	—	—	—	—	—
		2020 PSP	2020-2023	3/1/2020	1/1/2023	45.86	—	—	—	—	—
		2021 PSP	2021-2024	1/1/2021	1/1/2024	35.2	—	—	—	—	—
		2022 PSP	2022-2025	1/1/2022	1/1/2025	33.11	—	27,649	—	—	27,649
TOTAL Sheldon Bruha (CFO)							—	27,649	—	—	27,649

5.2 Summary of Shares Owned vs Target
Millicom’s share ownership policy sets out the Compensation Committee’s requirements for the Global Senior Management Team to retain and hold a personal holding of common shares in the Company to align their interests with those of our shareholders. All share plan participants in the Global Senior Management Team are required to own Millicom shares to a value of a percentage of their respective base salary as of January 1 of each calendar year.
For that purpose, we continue to uphold our share ownership requirements for our top 50 roles:

Global Senior Management Level	% of Annual Base Pay
CEO	400
CFO	200
EVPs	100
General Managers and VPs	50

For the CEO and CFO:

	Awarded unvested subject to performance conditions	Awarded unvested not subject to performance conditions	Shares required to be held as % salary	Number of shares required to be held	Number of beneficially owned shares	Shareholding requirement in Compliance
Mauricio Ramos (CEO)	386,929	132,077	400%	143,665	426,607	Yes
Sheldon Bruha (CFO)	27,649	—	200%	37,752	—	Yes *
Unless this requirement is met each year, no vested Millicom shares can be sold by the individual.
5.3 Details of Share Purchase and Sale Activity
During 2022, we had a rights offering where the CEO exercised his rights in full..

5.4 Historic CEO and CFO Pay

	2020 vs. 2019	2021 vs. 2020	2022 vs. 2021	Information Regarding 2022 (USD millions, except as indicated)
CEO Remuneration*	9,2%	17.80%	(41.82)%	11.3
Retiring CFO Remuneration	(4.20)%	33.40%	(87.00)%	0.7
Incoming CFO Remuneration**	—%	—%	—%	3.04
Group Segment EBITDA	(1.40)%	5.90%	(1.50)%	2.5 (USD billions)
Average remuneration on FTE basis of employees of parent company***	0.50%	3.60%	3.90%	26,262 (USD thousands)
*Represents year-over-year changes in CEO/CFO compensation (excludes MSU).
** Incoming CFO started January 12, 2022, and took over the CFO role effective April 1, 2022
***Average remuneration on a full-time equivalent basis of employees of the Millicom Group other than the CEO, reported by each individual operation as of December 31, 2022.

5.5 Board Compensation
Governance of Director Remuneration
Decisions on annual remuneration of directors (“tantièmes”) are reserved by the Articles of Association to the general meeting of shareholders. Directors are prevented from voting on their own compensation. In accordance with resolution 17 of the AGM on May 4, 2022, the Nomination Committee of Millicom was instructed to propose Director remuneration for the period from the date of the 2022 AGM to the date of the AGM in 2023.
2022 Director Remuneration
During early 2022, in proposing Director Remuneration, the Nomination Committee, received input from an external compensation advisor, including market and peer benchmarking, and considered the frequency of meetings and complexity of Millicom’s business and governance structures. After consideration of these and other relevant aspects, the Nomination Committee proposed to keep the structure and propose a small increase in the amount of remuneration for each role for the non-executive directors.
a)Non-Executive Director Remuneration

Remuneration of the non-executive directors comprises an annual fee and shares denominated in U.S. dollars. The remuneration is 100% fixed. Non-executive directors do not receive any fringe benefits, pensions or any form of variable remuneration. No remuneration was paid to any of the non-executive directors in 2022 or 2021 from any other undertakings within the Millicom Group.
b)Executive Director Remuneration
Executive Directors do not receive any remuneration in their capacity as Directors.
Approval of 2022 Director Remuneration
The Nomination Committee’s proposal for Director remuneration was approved at the AGM on May 4, 2022.

	2022 (i)			2021 (i)
Name of Director	Cash-based fee ($000's)	Share-based fee (ii) ($000's)	Total ($000's)	Cash-based fee ($000's)	Share-based fee (ii) ($000's)	Total ($000's)
Mr. José Antonío Rios García - Chair of the Board	105.0	210.0	315.0	100.0	200.0	300.0
Ms. Pernille Erenbjerg - Deputy Chair of the Board Chair of the Compensation Committee	100.0	160.0	260.0	100.0	150.0	250.0
Mr. Odilon Almeida - Chair of the Compliance and Business Conduct	80.0	105.0	185.0	75.0	100.0	175.0
Mr. Bruce Churchill A,	77.5	105.0	182.5	72.5	100.0	172.5
Ms. Sonia Dulá A, CBE (until May 2022)				85.0	100.0	185.0
Mr. Tomas Eliasson A, CBE (since May 2022)	90.0	105.0	195.0
Ms. Mercedes Johnson A, CBE - Chair of the Audit Committee	112.5	105.0	217.5	107.5	100.0	207.5
Mr. Lars-Johan Jarnheimer C	67.5	105.0	172.5	62.5	100.0	162.5
Mr. James Thompson A, C	90.0	105.0	195.0	85.0	100.0	185.0
Total	722.5	1,000.0	1,722.5	687.5	950.0	1,637.5
(i) Remuneration covers the period from May 4, 2022 to the date of the AGM in May 2023 as resolved at the shareholder meeting on May 4, 2022 (2021: for the period from May 4, 2021 to May 4, 2022).
(ii) Share based compensation for the period from May 4, 2022 to May 2023 was based on the average closing price of Millicom shares for the three-month period ended April 30, 2022 and represented a total of 40,017 shares (2021: 24,737 shares based on the average closing price of Millicom shares for the three-month period ended April 30, 2021).
A    Member of Audit Committee
C    Member Compensation Committee
CBE    Member Compliance and Business Conduct Committee
(iii) Total remuneration for the period from May 4, 2022 to May 2023 after deduction of applicable withholding tax at source comprised 73% in shares and 27% in cash (2021: 73% in shares and 27% in cash).

5.6 2022 AGM vote

	Votes For	%	Votes Against	%	Abstentions
Director Remuneration	36,326,963	99.81%	70,321	0.19%	1,387,114
Senior Management Remuneration Guidelines and Policy	33,025,027	92.72%	2,591,667	7.28%	2,186,240

C.    Board Practices
Nomination Committee. MIC S.A. has a Nomination Committee which is appointed by the major shareholders of MIC S.A. It is not a committee of the MIC S.A. Board. The Nomination Committee’s role is to propose decisions to the shareholders’ meeting in a manner which promotes the common interests of all shareholders. The Nomination Committee has a term of office commencing at the time of its formation each year, which must be no later than six months before the annual general meeting, and ending when a new Nomination Committee is formed. Nomination Committee proposals to the AGM include:
•    The number of members of the Board of Directors, the candidates to be elected or re-elected as Directors of the Board and Chairman of the Board and their remuneration;
•    Appointment and remuneration of the external auditor;
•    Proposal of the Chairman of the AGM; and
•    The procedure for the appointment of the Nomination Committee.
Under the terms of the Procedure on Appointment of the Nomination Committee and Determination of the Committee, the Nomination Committee consists of at least three members, appointed by the largest shareholders of Millicom who wish to assert the right to appoint a member. In accordance with the resolution of the 2022 AGM, in consultation with the largest shareholders as of the last business day of June 2022, the current Nomination Committee was formed during October 2022. The members of the Nomination Committee are Mr. Jan Dworsky, appointed by Swedbank Robur Funds; Mr. Viktor Kockbergr, appointed by Nordea Investment Funds; Mr. Staley Cates appointed by Southeastern Asset Management; and Mr. Gerardo Zamorano, appointed by Brandes Investment Partners, as well as Mr. José Antonio Ríos García as Chairman of the Board of Millicom. The Nomination Committee appointed Mr. Dworsky as Chairman at their first meeting.
MIC S.A.’s Articles of Association provide that the Board of Directors must comprise at least six members. The members of the Board of Directors are elected at the AGM which, as required by MIC S.A.’s Articles of Association and the Luxembourg law of August 10, 1915 on Commercial Companies (as amended), must be held within six months of the end of the fiscal year. At the AGM held on May 4, 2022, the number of MIC S.A.’s directors was set at nine and the current directors and the Chairman were elected until the time of the next AGM. The next AGM is scheduled to be held on May 4, 2023.
MIC S.A.’s Board of Directors has developed, and continuously evaluates, work procedures in line with the corporate governance rules of the Swedish Code of Corporate Governance (the “Swedish Code”) applicable to companies listed on Nasdaq Stockholm. MIC S.A. is subject to the Swedish Code as a company with its shares listed on the Nasdaq Stockholm, where they trade in the form of SDRs. From January 9, 2019, MIC S.A. is subject to the listing rules of the Nasdaq Stock Market in the US where its shares are traded.
MIC S.A.’s Board of Directors is responsible for Millicom’s strategy, financial objectives and operating plans and for oversight of governance. The Board of Directors also plans for management succession of the CEO and reviews plans for other senior management positions.
The Board of Directors selects the CEO, who is charged with the daily management of the Company and its business. The CEO is responsible for recruiting, and the Chairman of the Board of Directors is responsible for approving, the senior management of the Company. The Board reviews and approves plans for key senior management positions, and the Board supervises, supports and empowers the Executive Team and monitors its performance. In addition to corporate law rules applicable in Luxembourg, the Swedish Code sets out that the division of work between the Board and the CEO is primarily set out in “The Rules of Procedure and Instruction to the CEO."

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
•    the Compensation Committee; and
•    the Compliance and Business Conduct Committee.
The Board and each of its Committees have written approved charters which set out the objectives, limits of authority, organization and roles and responsibilities of the Board and its Committees.
Audit Committee. MIC S.A.’s Board of Directors has delegated to the Audit Committee, as reflected in its charter, the responsibilities for oversight of the robustness, integrity and effectiveness of financial reporting, risk management, internal controls, internal audit, the external audit process, as well as compliance with related laws and regulations. The Audit Committee focuses particularly on compliance with financial requirements, accounting standards and judgments, appointment and independence of the external auditors, transactions with related parties (including major shareholders), the effectiveness of the internal audit function, the Millicom Group’s approach to risk management and ensuring that an efficient and effective system of internal controls is in place. Ultimate responsibility for reviewing and approving MIC S.A.’s Annual Report and Accounts remains with the Board. The members of the Audit Committee are Ms. Johnson (Chair and financial expert), Mr. Churchill, Mr. Eliasson and Mr. Thompson.
Compensation Committee. Pursuant to its charter, the Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation of the CEO and the other senior managers, as well as management succession planning. The evaluation of the CEO is conducted by the Compensation Committee. The evaluation criteria and the results of the evaluation are then discussed by the Compensation Committee Chairman with the entire Board. The members of the Compensation Committee are Ms. Erenbjerg (Chair), Mr. Jarnheimer and Mr. Thompson.
The Board, based on guidelines by the Compensation Committee, proposes the remuneration of senior management. Remuneration of the CEO requires Board approval. The guidelines for remuneration of senior management, including STI and LTI, and the share-based incentive plans for Millicom’s employees are approved by the shareholders at the AGM.
Compliance and Business Conduct Committee. MIC S.A.’s Compliance and Business Conduct Committee oversees and makes recommendations to the Board regarding Millicom Group’s compliance programs and standards of business conduct, as well as its information security program. More specifically, the Compliance and Business Conduct Committee:
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
•    ensures that the Millicom Group maintains proper standards of business conduct;
•    provides oversight and direction on information security risk management, including cybersecurity and related threats;
•    ensures that the Company allocates the proper level of resources to information security and cybersecurity;

•monitors results and remediation of findings from audit and assurance activities related to the Company’s information security program; and
•ensures that material information security and cybersecurity issues affecting the Company’s internal control environment are communicated to the Audit Committee of the Company.
The members of the Compliance and Business Conduct Committee are Mr. Almeida (Chairman), Ms. Johnson and Mr. Eliasson.
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
Nasdaq corporate governance exemptions
As a foreign private issuer incorporated in Luxembourg with its principal listing on the Nasdaq Stockholm, Millicom follows the laws of the Grand Duchy of Luxembourg, its “home country” for corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market’s Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders, the composition and independence requirements of the Nominations Committee and the Compensation Committee and the requirement to have regularly scheduled meetings at which only independent directors are present. The Nasdaq Stock Market’s rules provide for a quorum of no less than 33 1/3% of Millicom’s outstanding shares. However, Millicom’s Articles of Association provide that no quorum is required for ordinary meetings. The Nasdaq Stock Market’s rules provide for the involvement of independent directors in the selection of director nominees. However, Millicom relies on its home country practices, in lieu of this requirement, which permit its director nominations committee to be comprised of shareholder representatives. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nomination Committee.” The Nasdaq Stock Market’s rules require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation Committee, Millicom will be relying on its home country practices, in lieu of this requirement, which do not require the Compensation Committee to be comprised solely of directors who qualify as independent for such purposes. The Nasdaq Stock Market’s rules require listed companies to have regularly scheduled meetings at which only independent directors are present. However, Millicom follows its home country practices instead, which do not impose such a requirement.

D.    Employees
On average, the Millicom Group had approximately 19,446 employees in 2022, 20,687 employees in 2021 and 21,419 employees in 2020. Management believes that relations with the employees are good. Some of our employees belong to a union and approximately 17% of our employees participated in collective agreements on average during 2022. The temporary employees of the Company corresponded to 6% of the average total number of employees in 2022.

E.    Share Ownership
The table below sets forth information regarding the beneficial ownership of our common shares as of January 1, 2023, by our directors and senior management. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of common shares.

Shareholder	Common Shares	Percentage of Common Shares
Mr. José Antonio Ríos García, Chairman of the Board of Directors	43,891	—%
Ms. Pernille Erenbjerg, Deputy Chair	32,869	—%
Mr. Odilon Almeida, Director	26,682	—%
Mr. Bruce Churchill, Director	12,566	—%
Mr. Tomas Eliasson, Director	7,142	—%
Mr. Lars-Johan Jarnheimer, Director	18,396	—%
Ms. Mercedes Johnson, Director	21,050	—%
Mr. James Thompson, Director	33,593	—%
Mr. Mauricio Ramos, Executive Director and Chief Executive Officer	426,607	—%
Mr. Sheldon Bruha, Executive Vice President, Chief Financial Officer	—	—%
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America	90,935	—%
Mr. Xavier Rocoplan, Executive Vice President, Chief Technology and Information Officer	97,974	—%
Mr. Karim Lesina, Executive Vice President, Chief External Affairs Officer	10,631	—%
Mr. Salvador Escalón, Executive Vice President, Chief Legal and Compliance Officer	84,494	—%
Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer	13,027	—%
Directors and members of the Executive Team as a group	919,857*	—%

*less than 1%.

None of the members of the Company’s Board of Directors owns any options to purchase common shares of the Company. The Company’s senior management and other key personnel do not own options or rights to purchase common shares under the share-based incentive plans. For more information, see “—B. Compensation.” For additional information on the outstanding awards granted to the CEO and CFO, see "—B. Compensation—5.1 Summary of Outstanding Awards."
F.    Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders
To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.
The table below sets out beneficial ownership of our common shares (directly or through SDRs), par value $1.50 each, by each person who beneficially owns more than 5% of our common shares at December 31, 2022.

Name of Shareholder	Common Shares	Percentage of Share Capital
Société Générale S.A. (1)	13,744,989	8.0%
Xavier Niel (2)	12,046,741	7.0%
Dodge & Cox (3)	8,844,432	5.1%

(1)     Information herein is based upon a Schedule 13G filed with the SEC on February 6, 2023. Based solely upon Amendment No. 1 to Schedule 13G, filed with the SEC on February 10, 2023, Société Générale S.A. held 43,188 of our common shares (0.03% of common shares outstanding) as of February 6, 2023.
(2)    Information herein is based upon a Schedule 13G jointly filed with the SEC on November 4, 2022 by Atlas Investissement, NJJ Holding and Xavier Niel. Based solely upon a Schedule 13D, jointly filed with the SEC on February 24, 2023 by Atlas Luxco S.à r.l., Atlas Investissement, NJJ Holding and Xavier Niel, Xavier Niel held 34,173,526 of our common shares (approximately 20% of common shares outstanding) as of February 24, 2023. The sole owner of Atlas Luxco S.à r.l. is Atlas Investissement. The sole owner of Atlas Investissement is NJJ Holding. The sole owner of NJJ Holding is Xavier Niel, and as a result, Xavier Niel is deemed to be the beneficial owner of NJJ Holding, Atlas Investissement and Atlas Luxco S.à r.l.
(3)    Information herein is based upon Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2023. As of December 31, 2021 Dodge & Cox held 5,182,144 of our common shares (5.1% of common shares then outstanding). As of December 31, 2020 Dodge & Cox held 4,856,615 of our common shares (4.8% of common shares outstanding).
Except as otherwise indicated, the holders listed above (“holders”) have sole voting and investment power with respect to all shares beneficially owned by them. The holders have the same voting rights as all other holders of MIC S.A. common shares. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by the holders on a given date, any security which such holder has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of share options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
Based upon the SDR ownership reported by Euroclear Sweden AB, as of December 31, 2022 there were 117 SDR holders in the United States holding 34,131,030 SDRs (representing 19.8% of the outstanding share capital as of such date). According to the records held by Broadridge Corporate Issuer Solutions Inc. reported as of December 31, 2022, there were 77 shareholders in the United States holding 15,555,948 common shares (representing 9.0% of the outstanding share capital as of such date).
However, these figures may not be an accurate representation of the number of beneficial holders nor their actual location because most of the common shares and SDRs were held for the account of brokers or other nominees.

B.    Related Party Transactions
The disclosure as to related party transactions in our audited consolidated financial statements is in some respects broader than that required by Form 20-F. As required by Form 20-F, “related parties” includes enterprises that control, are controlled by or are under common control with MIC S.A., associates, individuals owning directly or indirectly an interest in the voting power of the Company that gives them significant influence over MIC S.A., close family members of such persons, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by certain of the persons listed above. For the purposes of note G.5. to our audited consolidated financial statements, related parties also includes the entities described below, which is beyond the scope of the Form 20-F definition. Nonetheless, for purposes of consistency of presentation, we use the broader definition of related parties used in our audited consolidated financial statements for purposes of this Item 7.B.
The Company conducts transactions with certain related parties on normal commercial terms and conditions. Below are the Millicom Group’s significant related parties:
Empresas Públicas de Medellín (EPM), the non-controlling shareholder in our Colombian operations. EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia.Transactions with EPM represent mainly purchases in the form of leases.
Miffin Associates Corp (Miffin), our joint venture partner in Guatemala until November 12, 2021, date on which Miffin ceased to be a related party, as Millicom signed and closed an agreement to acquire the remaining 45% equity interest in our joint venture business in Guatemala from Miffin. The Millicom Group purchases and sells products and services from Miffin. Transactions with Miffin represent recurring commercial operations, such as purchase of handsets and sale of airtime.
Cable Onda Partners, the non-controlling shareholders in Tigo Panama until June 29, 2022, date on which Cable Onda Partners ceased to be a related party, as the non-controlling shareholders of Tigo Panama exercised their put option right to sell their remaining 20% shareholding to Millicom. Our partners in Panama were, until June 29, 2022, the non-controlling shareholders of Tigo Panama and owned 20% of the company, and indirectly 20% of Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.), which was acquired by Tigo Panama in August 2019.
The Company had the following expenses and income and gains from transactions with related parties for the periods indicated:

	Year ended December 31
Expenses from transactions with related parties	2022	2021	2020
	(US$ millions)
Purchases of goods and services from Miffin (i)	—	(165)	(216)
Purchases of goods and services from EPM	(45)	(39)	(37)
Other expenses	(18)	(16)	(57)
Total	(63)	(220)	(310)

(i)    Miffin entities are not considered as related parties since November 12, 2021 (see note A.1.2. to our audited consolidated financial statements).

	Year ended December 31
Income and gains	2022	2021	2020
	(US$ millions)
Sale of goods and services to Miffin (i)	—	299	327
Sale of goods and services to EPM	11	14	15
Other revenue	1	2	2
Total	11	314	343
(i)    Miffin entities are not considered as related parties since November 12, 2021 (see note A.1.2. to our audited consolidated financial statements).
As at December 31, the Company had the following balances with related parties:

	2022	2021
	(US$ millions)
Liabilities
Payables to Honduras joint venture (i)	48	69
Payables to EPM	39	38
Payables to Panama non-controlling interests (ii)	—	1
Other accounts payable	2	2
Total	88	110

(i)    Mainly dividends.
(ii)     The non-controlling shareholders in Tigo Panama are not considered as related parties since June 29, 2022 (see note A.1.2.to our audited consolidated financial statements).

	2022	2021
	(US$ millions)
Assets
Receivables from EPM	2	2
Receivables from Honduras joint venture (i)	13	62
Receivables from Panama non-controlling interests (ii)	—	1
Other accounts receivable	—	5
Total	15	70

(i)    In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefónica Celular S.A. acquired the shares of Navega S.A. de C.V. from its existing shareholders. The sale consideration, which was expected to be paid in several installments through November 2023, was paid in full as of December 31, 2022.
(ii)     The non-controlling shareholders in our Panama operations are not considered as related parties since June 29, 2022 (see note A.1.2. to our audited consolidated financial statements).

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
For additional details, see note G.3.1. to our audited consolidated financial statements.

Tax disputes
In addition to the litigation matters describe above, we have ongoing tax claims and disputes in most of our markets. Generally, these disputes relate to differences with the tax authorities following their completion of audits for prior tax years dating back to 2007 or challenges by the tax authorities to our interpretation of tax regulations. Examples of these challenges and disputes relate to issues such as the following:
•    the applicability, deductibility or reporting of VAT or sales tax in Honduras and Costa Rica;
•    withholding tax payable on commissions, interconnection services, roaming, services fees and finance leases in Bolivia, El Salvador, Guatemala, Honduras and Paraguay;
•    the application of stamp tax on dividend payments in Guatemala;
•    the deductibility of expenses and interest on shareholder loans and other debt instruments in El Salvador and Costa Rica;
•    the deductibility of management, royalty and service fees paid to MIC S.A. by our operations in Bolivia, Costa Rica, El Salvador and Honduras;
•    deductibility of commissions and discounts on handsets in Honduras;
•    the deductibility of expenses for depreciation and amortization in Colombia, Guatemala and Paraguay;
•the application of the territoriality principle in the determination of the taxable base of municipal taxes in Colombia and Nicaragua; and
•the application of withholding taxes on dividends in Nicaragua.
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
For additional details, see note G.3.2. to our audited consolidated financial statements.
Dividend and Share Buyback Program(s)
Holders of MIC S.A. common shares (and SDRs) are entitled to receive dividends proportionately when, as and if declared by the Company’s Board of Directors and approved by shareholders at the AGM, subject to Luxembourg legal reserve requirements, as well as restrictions in the agreements governing our indebtedness.
On May 4, 2022, the AGM of shareholders of Millicom resolved to authorize the Board of Directors of Millicom to adopt a share repurchase plan. As a result of the Group's decision in May 2022 to conduct an offering of preferential subscription rights to purchase common shares and common shares represented by SDRs (the "Rights Offering"), no shares were repurchased under the share repurchase plan, which may be initiated by the Board of Directors on or before May 4, 2023.
On May 4, 2021, the AGM of shareholders of Millicom resolved to authorize (the "Authorization") the Board of Directors of Millicom to adopt a share repurchase plan. On July 29, 2021, Millicom announced that the Board decided to initiate a share repurchase program based on the Authorization. On December 17, 2021, Millicom announced the ending of the repurchase program in anticipation of the Rights Offering. Under the repurchase program, Millicom acquired 1,369,284 shares.
In 2020, with the aim of preserving liquidity and financial flexibility, the Company's Board of Directors determined that no dividend be paid, and recommended that profit for the 2019 year be allocated to unappropriated net profit carried forward. This proposal was approved by shareholders at the AGM. During the period from February 28, 2020 to April 3, 2020, Millicom repurchased an aggregate amount of 350,000 shares (in the form of SDRs) under the share repurchase plan approved at the 2019 AGM. No shares were repurchased under the share repurchase plan approved at the 2020 AGM.

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

B.    Plan of Distribution
Not applicable to Annual Report filing.

C.    Markets
The SDRs are listed on the main market of Nasdaq Stockholm under the symbol “TIGO SDB" (formerly "MIC_SDB”). Nasdaq Stockholm is a regulated market in accordance with the Swedish Securities Market Act and is subject to regulation and supervision by the Swedish Financial Supervisory Authority. The Swedish Securities Market Act provides for the regulation and supervision of the Swedish securities markets and market participants, and the Swedish Financial Supervisory Authority implements such regulation and supervision.
MIC S.A.’s common shares are listed on the Nasdaq Global Select Market in the United States under the symbol “TIGO.”

D.    Selling Shareholders
Not applicable to Annual Report filing.

E.    Dilution
Not applicable to Annual Report filing.

F.    Expenses of the Issue
Not applicable to Annual Report filing.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital
Not applicable.

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
The Articles of Association of MIC S.A. define its purpose inter alia as follows: “... to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise." At the extraordinary general meeting of shareholders held on January 7, 2019, the shareholders approved an amendment to article 7 of the Articles of Association to stipulate that the Nomination Committee rules and procedures of the Swedish Code of Corporate Governance will apply to the election of directors to MIC S.A.'s Board of Directors. On February 28, 2022, June 17, 2022, and June 28, 2022, the shareholders approved an amendment to article 5, paragraphs 1 and 4 of the Articles of Association to reflect the authorized and issued share capital increase, as described in the above section of this form. The valid Articles of Association are filed herewith as Exhibit 1.1.
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
Compensation and Nomination
The decision on annual remuneration of directors is reserved by the Articles of Association to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, directors may vote on the number of shares they own, including the shares allotted under any share-based compensation scheme.
The Nomination Committee makes recommendations for the election of directors to the AGM. At the AGM, shareholders may vote for or against the directors proposed or may abstain. The Nomination Committee reviews and recommends the directors’ fees which are approved by the shareholders at the AGM.
In proposing persons to be elected as directors at the AGM, the Company must comply with the nomination committee rules of the Swedish Code of Corporate Governance, so long as such compliance does not conflict with applicable mandatory law or regulation or the mandatory rules of any stock exchange on which the Company's shares are listed. In the event that the Company does not comply with the nomination committee rules of the Swedish Code of Corporate Governance and a committee of the Board of Directors is established to propose persons to be elected as directors at the AGM, any Shareholder holding at least 20% of the issued and outstanding shares of the Company, excluding treasury shares, has the right to designate: (1) one of the then-serving directors to be a member of such committee, so long as such designation and the director so designated meet the requirements of any applicable mandatory law or regulation or the mandatory rules of any stock exchange on which the Company's shares are listed, and (2) one person, who may or may not be a director, to attend any meeting of such committee as an observer, without the right to vote at such meeting, so long as such attendance does not conflict with applicable mandatory law or regulation or the mandatory rules of any stock exchange on which the Company's shares are listed. Any designation made pursuant to this provision lapses upon such designating Shareholder holding less than 20% of the issued and outstanding shares of the Company, excluding treasury shares.
Borrowing Powers
The Board of Directors generally has unrestricted borrowing powers on behalf of and for the benefit of MIC S.A.

Age Limit
There is no age limit for being a director of MIC S.A. Directors could be elected for a maximum period of six years, but the Company has followed the practice of electing them annually at the AGM.
Share Ownership Requirements
Directors need not be shareholders of MIC S.A.
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
Redemption of Shares
The Articles of Association provide for the possibility and set out the terms for the repurchase by MIC S.A. of its own shares, which repurchase must be approved in accordance with applicable law and the rules of any exchange on which MIC S.A.’s shares are listed. A share repurchase plan was approved at our 2022 AGM authorizing the Board of Directors, at any time between May 4, 2022 and the date of the 2023 AGM, provided the required levels of distributable reserves are met by MIC S.A. at that time, either directly or through a subsidiary or a third party, to engage in a share repurchase plan of MIC S.A.’s common shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Share Repurchase Plan”) by using its available cash reserves.
The maximum number of common shares and SDRs that may be acquired between May 4, 2022 and the date of the 2023 AGM may not exceed ten per cent (10%) of Millicom's outstanding share capital as of the date when the start of a share repurchase program is announced by press release.
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
Changes to Shareholder’s Rights
In order to change the rights attached to the shares of MIC S.A., an extraordinary general meeting of shareholders must be duly convened and held before a Luxembourg notary, as under Luxembourg law such change requires an amendment of the Articles of Association. A quorum of presence of at least 50% of the shares present or represented is required at a meeting held after the first convening notice. If such quorum is not met after the first convening notice, there is no quorum of presence requirement at the meeting held after the second convening notice. Any decision must be taken by a majority of two thirds of the votes cast at the general meeting. Any change to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.
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
Disclosure of Shareholder Ownership
As required by the Luxembourg law on transparency obligations of January 11, 2008, as amended (the “Transparency Law”), a shareholder who acquires or disposes of shares, including depositary receipts representing shares in the Company’s capital must notify the Company and the Commission de Surveillance du Secteur Financier of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reaches, exceeds or falls below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applies to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law.

C.    Material Contracts
Share Purchase Agreement
On June 29, 2022, the Company entered into an agreement to acquire the remaining 20% equity interest in Tigo Panama for approximately $290 million in cash. The acquisition was made pursuant to a share purchase agreement, dated June 29, 2022, among Millicom LIH, S.A., as the buyer, and Medios de Comunicación Ltd., Telecarrier International Ltd., IGP Trading Corp., Tenedora Activa, S.A. and Nicolas González Revilla Paredes, as sellers. The share purchase agreement is included as Exhibit 4.14 to this Annual Report.
Bridge Loan Agreement

On November 10, 2021, MIC S.A. entered into a $2.15 billion bridge loan to fund the acquisition of the remaining 45% equity interest in its Guatemala joint venture business. The bridge loan matured on May 10, 2022, with an option to extend for one six-month period. The loan was governed by the bridge loan agreement, dated November 10, 2021, among Millicom International Cellular S.A., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. The bridge loan agreement is included as Exhibit 4.7 to this Annual Report.
Stock Purchase Agreement
On November 11, 2021, the Company entered into an agreement to acquire the remaining 45% equity interest in its Guatemala joint venture business for $2.2 billion in cash. The acquisition was made pursuant to a stock purchase agreement, dated November 11, 2021, among Millicom International II N.V. and Shai Holding S.A., as buyers, and Miffin Associates Corp., as the seller. The stock purchase agreement is included as Exhibit 4.8 to this Annual Report.
4.500% Senior Notes
On October 19, 2020, MIC S.A. issued $500 million 4.500% senior notes that mature on April 27, 2031 (the “Original 4.500% Notes”). The notes were issued pursuant to the indenture for the $500 million 4.500% Senior Notes due 2031, dated October 27, 2020, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit 4.5 to this Annual Report (the “2020 Indenture”). In addition, on September 24, 2021, MIC S.A. issued $308 million of additional notes of the same series pursuant to the 2020 Indenture, which are treated as a single class with the Original 4.500% Notes.
Revolving Credit Facility
MIC S.A. has a $600 million revolving credit facility that matures on October 15, 2025, with an option to extend for two one-year periods. The facility is governed by the revolving credit agreement, dated October 15, 2020, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia. The revolving credit agreement is included as Exhibit 4.2 to this Annual Report.
2028 5.125% Senior Notes
On September 20, 2017, MIC S.A. issued a $500 million 5.125% fixed interest rate bond that matures on January 15, 2028. The bond was issued pursuant to the amended and restated indenture for the $500 million 5.125% Senior Notes due 2028, dated May 30, 2018, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG. The amended and restated indenture is included as Exhibit 4.1 to this Annual Report.
6.625% Senior Notes
On October 16, 2018, to help finance the acquisition of Tigo Panama, MIC S.A. issued $500 million aggregate principal amount of its 6.625% fixed interest rate notes that mature on October 15, 2026. The notes were issued pursuant to the indenture for the $500 million 6.625% Senior Notes due 2026, dated October 16, 2018, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit 4.6 to this Annual Report.
6.250% Senior Notes
On March 25, 2019, to help finance the Telefónica CAM Acquisitions, MIC S.A. issued $750 million aggregate principal amount of its 6.250% Senior Notes due 2029. The notes were issued pursuant to the indenture for the $750 million 6.250% Senior Notes due 2029, dated March 25, 2019, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit 4.3 to this Annual Report.
5.875% Senior Notes
On April 5, 2019, the Company’s subsidiary Telefónica Celular del Paraguay S.A. issued $300 million aggregate principal amount of 5.875% Senior Notes due 2027 (the “Original 5.875% Notes”). The notes were issued pursuant to the indenture for the $300 million 5.875% Senior Notes due 2027, dated April 5, 2019, between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA (the “ 2027 Indenture”). The 2027 Indenture is included as Exhibit 4.9 to this Annual Report. In addition, on January 28, 2020, Telefónica Celular del Paraguay S.A. issued $250 million of additional notes of the same series pursuant to the first supplemental indenture to the 2027 Indenture, which are treated as a single class with the Original 5.875% Notes. The first supplemental indenture is included as Exhibit 4.10 to this Annual Report.
2030 4.500% Senior Notes
On October 28, 2019, the Company’s subsidiary Telecomunicaciones Digitales, S.A. (formerly known as Cable Onda, S.A.) issued $600 million aggregate principal amount of 4.500% Senior Notes due 2030. The notes were issued pursuant to the indenture for the $600 million 4.500% Senior Notes due 2030, dated October 28, 2019, among Cable Onda, S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA. The indenture is included as Exhibit 4.11 to this Annual Report.
2032 5.125% Senior Notes
On February 3, 2022, Walkers Fiduciary Limited, the trustee of CT Trust, issued $900 million aggregate principal amount of 5.125% Senior Notes due 2032. The notes are guaranteed by the Company’s subsidiaries in Guatemala and were issued pursuant to the indenture for the 5.125% Senior Notes due 2032, dated February 3, 2022, among Walkers Fiduciary Limited, the guarantors named therein, and the Bank of New York Mellon. The indenture is included as Exhibit 4.12 to this Annual Report.
2024 Floating-Rate Senior Unsecured Sustainability Bond
On May 15, 2019, MIC S.A. completed its offering of a SEK 2 billion (approximately $208 million) floating-rate senior unsecured sustainability bond due 2024, which is included as Exhibit 4.4 to this Annual Report.
2027 Floating-Rate Senior Unsecured Sustainability Bond
On January 13, 2022, MIC S.A. completed its offering of a SEK 2.25 billion (approximately $252 million) floating-rate senior unsecured sustainability bond due 2027, which is included as Exhibit 4.13 to this Annual Report.

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
Luxembourg resident corporate holders
No dividend withholding should apply on dividends paid by MIC S.A. to (i) a Luxembourg resident company if the conditions of Article 147 of the Luxembourg income tax law (“LITL”) are met, meaning that the Luxembourg residence corporate holder should be a collective entity covered by article 2 of the EU Parent Subsidiary (Council Directive 2011/96/EU of 30 November 2011), (ii) a fully taxable (capital) company not listed in the appendix to article 166 LITL, paragraph 10, or (iii) the Luxembourg State, a Luxembourg commune or a Luxembourg syndicate of communes or an undertaking of a Luxembourg public body or to a Luxembourg permanent establishment of a collective entity under (i), (ii) or (iii)), holding shares which meets the qualifying participation test (10% of the share capital or acquisition price of the shares of at least € 1.2 million held or committed to be held for a minimum of 12 months).
Luxembourg resident individual holders
Luxembourg withholding tax on dividends paid by MIC S.A. to a Luxembourg resident individual holder may entitle such holder to a tax credit for the tax withheld.
Non-Luxembourg resident holders
Non-Luxembourg resident shareholders of MIC S.A. should benefit from a withholding tax exemption if the conditions of Article 147 LITL are met, meaning a 10% shareholding or share acquisition price of € 1.2 million held or committed to be held for 12 consecutive months, and that the non-Luxembourg resident should either be (i) an entity which falls within the scope of Article 2 of the European Council Directive 2011/96/EU, as amended (the “Parent-Subsidiary Directive”) and that is not excluded to benefit from this directive under its mandatory general anti-avoidance rule as implemented in Luxembourg, (ii) a corporate holder subject to a tax comparable to Luxembourg corporate income tax and that is resident in a country having concluded a double tax treaty with Luxembourg (such as the United States), (iii) a corporate holder subject to a tax comparable to Luxembourg corporate income tax resident in a State member of the European Economic Area other than a Member State of the EU (or to a Luxembourg permanent establishment of such company) or (iv) a corporate holder resident in Switzerland subject to corporate income tax in Switzerland without benefiting from a tax exemption.
Non-Luxembourg resident holders which do not fall within the scope of Article 147 LITL withholding tax exemption but resident in a State with which Luxembourg has concluded a double tax treaty may claim a reduced withholding tax under the conditions set forth in the relevant double tax treaty.
In the case the non-Luxembourg resident holder fulfills the requirements to benefit from a withholding tax exemption or is entitled to a reduced withholding tax under an applicable double tax treaty but has been subject to this 15% withholding tax, it may claim a refund from the Luxembourg tax administration.
(b)    Luxembourg income tax on dividends and capital gains received from MIC S.A. shares
Fully taxable resident corporate shareholders
For resident corporate taxpayers, dividends (and other payments) derived from shares held in a company and capital gains realized on the sale of shares in a company are, in principle, fully taxable and thus subject to a combined corporate income tax rate of 24.94% (for resident corporate taxpayers established in Luxembourg City and having a tax base exceeding EUR 200,000), except that, as described in further detail below, (i) dividends can benefit either from a full exemption if the conditions of article 166 LITL are met or from a 50% exemption if the conditions of Article 115 (15a) LITL are met, and (ii) capital gains realized by resident corporate shareholders are fully exempt if the conditions of the Grand Ducal Decree of December 21, 2002, (as amended) are fulfilled.

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
If the conditions of the Luxembourg participation exemption, as described above, are not met, 50% of the gross amount of dividends may be exempt from corporate income tax in accordance with Article 115 (15a) LITL if such dividends are received from (i) a fully taxable corporation resident in Luxembourg, (ii) a corporation (a) resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, and (b) fully subject to a tax corresponding to the Luxembourg corporate income tax, or (iii) a company resident in a Member State of the European Union and referred to in Article 2 of the Parent-Subsidiary Directive.
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
50% of the gross amount of dividends derived from shares may however be exempt from income tax, if the conditions laid down under Article 115 (15a) LITL, as described above, are complied with. In addition, a total lump-sum of €1,500 (which is doubled for taxpayers who are jointly taxable) is deductible from the total of dividends received during the tax year in order to determine the total taxable amount of investment income of the taxpayer.
Capital gains realized on the disposal of the shares by resident individual shareholders who act in the course of the management of their private wealth, will in principle only be taxable if said capital gains qualify either as speculative gains or as gains on a substantial participation. A disposal may include a sale, an exchange, a contribution or any other kind of alienation of shares. Capital gains are deemed to be speculative if the shares are disposed within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains realized during the year that are equal to, or are greater than, €500 are subject to income tax at ordinary rates. A participation is deemed to be substantial where a resident individual shareholder holds, either alone or together with his spouse, his partner or minor children, directly or indirectly, at any time within the 5 years preceding the disposal, more than 10% of share capital of a collective entity. A shareholder is also deemed to alienate a substantial participation if such participation (i) has been acquired free of charge, within the 5 years preceding the transfer, and (ii) was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof may benefit from an allowance of up to €50,000 granted for a ten-year period (which is doubled for taxpayers who are jointly taxable). They are subject to income tax according to the half-global rate method (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation).
Capital gains realized on the disposal of the Company’s shares by resident individual shareholders, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.
Non-resident shareholders
Non-resident shareholders (either individual or corporate) owning a non-substantial shareholding are exempt from capital gains taxes. Non-resident shareholders owning a substantial shareholding (more than 10% of share capital of a collective entity) are taxable in Luxembourg on a capital gain realized upon the disposal if at the date of the disposal the shareholding has been owned for not more than six months, unless the non-resident shareholder is resident in a treaty country and the treaty allocates the taxation right for the capital gain to the country of residence. In this latter case, no capital gains tax will be due by non-resident shareholder. Capital gains realized on the disposal of shares by non-resident shareholders that have been owned for more than 6 months are exempt from Luxembourg income tax.
(c)    Other Taxes
Net wealth tax
Whilst non-resident corporate taxpayers may only be subject to net wealth tax on the net assets attributable to a permanent establishment located in Luxembourg or on real estate assets located in Luxembourg, resident corporate taxpayers are in principle subject to net wealth tax at the rate of 0.5% for net wealth up to €500 million and at 0.05% for net wealth exceeding this threshold, unless a double tax treaty provides for an exemption or the asset may benefit from the Luxembourg participation exemption regime. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is basically calculated as the difference between (a) assets estimated at their fair market value and (b) liabilities vis-à-vis third parties, unless one of the exceptions mentioned below are satisfied.
A resident corporate shareholder will be subject to net wealth tax on shares, except if (i) the shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a specialized investment fund governed by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or a family wealth management company governed by the Law of May 11, 2007, on Family Estate Management Companies (as amended) or an undertaking for collective investment governed by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005 (as amended), or a reserved alternative investment fund governed by the law of July 23, 2016, or (ii) if the conditions mentioned above for the participation exemption regime on dividend income are met at the end of the previous year (except that no minimum holding period is required).
A resident corporate shareholder may further be subject to either a minimum net wealth tax of €4,815 or to a progressive minimum net wealth tax from €535 to €32,100, which depends on the total assets on their balance sheet. The minimum net wealth tax of €4,815 will be applicable for a resident corporate shareholder, which has a minimum of 90% of fixed financial assets, transferable securities and cash at bank on its balance sheet, except if its accumulated fixed financial assets do not exceed €350,000, in which case it may benefit from a minimum net wealth tax of €535. Items (e.g., real estate properties or assets allocated to a permanent establishment) located in a treaty country, where the latter has the exclusive tax right, are not considered for the calculation of the 90% threshold.
Despite the above mentioned exceptions, the minimum net wealth tax also applies if the resident corporate shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005 (as amended), or a reserved alternative investment fund having the exclusive purpose of investing in risk capital governed by the law of July 23, 2016.
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
However, a registration duty may be due (i) in the case where the deed acknowledging the issuance/disposal of shares is either attached (annexé) to a deed subject to a mandatory registration in Luxembourg (e.g., public deed) or lodged with a notary’s records (deposé au rang des minutes d’un notaire), or (ii) in case of a registration of such deed on a voluntary basis.
Material U.S. Federal Income Tax Considerations
The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to hold common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
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
•    tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
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
This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
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
Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ending December 31, 2022. However, our PFIC status for any taxable year is an annual determination that depends on the composition of our income and assets and the market value of our assets, which may change from time to time. In addition, if we expand our lending activities in the future in any significant fashion, our risk of becoming a PFIC will increase. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.
If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares will be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Further, to the extent that any distributions received by a U.S. Holder on its common shares in a taxable year exceed 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we were a PFIC, certain elections (such as mark-to-market election) may be available that would result in alternative tax consequences of owning and disposing of the common shares.
In addition, if we are a PFIC or, with respect to a particular U.S. Holder, are treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
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

F.    Dividends and Paying Agents
Not applicable to Annual Report filing.

G.    Statement by Experts
Not applicable to Annual Report filing.

H.    Documents on Display
We are subject to the reporting and other informational requirements of the Exchange Act, except that as a foreign private issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act, nor are we subject to the same requirements to file periodic reports and financial statements as U.S. companies whose securities are registered under the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov that contains reports and other information about issuers, like us, that file electronically with the SEC.

I.    Subsidiary Information
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK
Financial risk management
Millicom regularly performs risk management assessments and reviews to identify its major risks and to take the necessary steps to mitigate such risks. The principal market risks to which we are exposed are interest rate risk, foreign currency exchange risk and non-repatriation. Each year, the Millicom Group Treasury function, revisits and presents to the Audit Committee updated Treasury and Financial Risks Management policies ("Group Treasury Policy"). The Millicom Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Millicom Group’s performance in line with its Group Treasury Policy. This policy was last reviewed in October 2022.
As part of the annual review of the above mentioned risks, the Millicom Group targets a strategy with respect to the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Company targets to maintain 40% of debt in local currency) to maintaining at least a 75/25% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Millicom Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.

On December 31, 2022 and 2021, the fair value of derivatives held by the Millicom Group may be summarized as follows:

	2022	2021
	(US$ millions)

Derivatives
Cash flow hedge derivatives - asset	19	21
Cash flow hedge derivatives - liability	(53)	(1)
Net derivative asset (liability)	(34)	20
Interest rate risk
Debt and financing issued at floating interest rates expose the Millicom Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Millicom Group to fair value interest rate risk. The Millicom Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Millicom Group’s policy is to maintain a combination of fixed and floating rate debt with a target that more than 75% of the debt be at fixed rates. The Millicom Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2022, approximately 82% of the Millicom Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2021: 64%).
The table below summarizes, as at December 31, 2022, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2022
Fixed rate financing	131	383	501	376	718	3,466	5,574
Weighted average nominal interest rate	5.27%	5.63%	5.33%	5.28%	5.73%	5.16%	5.29%
Floating rate financing	49	12	63	402	404	300	1,230
Weighted average nominal interest rate	14.14%	8.45%	12.31%	9.50%	7.85%	14.19%	10.42%
Total	180	394	564	777	1,122	3,766	6,804
Weighted average nominal interest rate	7.68%	5.71%	6.11%	7.46%	6.49%	5.88%	6.22%

The table below summarizes, as at December 31, 2021, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2021
Fixed rate financing	91	151	460	662	372	3,219	4,956
Weighted average nominal interest rate	5.32%	5.04%	5.44%	5.69%	5.29%	5.27%	5.34%
Floating rate financing	1,750	55	26	181	386	391	2,789
Weighted average nominal interest rate	1.75%	8.55%	6.08%	6.48%	4.95%	5.94%	5.94%
Total	1,840	206	487	843	758	3,610	7,744
Weighted average nominal interest rate	1.93%	5.97%	5.47%	5.86%	5.11%	5.34%	5.55%

A 100 basis point fall or rise in market floating interest rates for all currencies in which the Group had borrowings at December 31, 2022 would increase or reduce profit before tax from continuing operations for the year by approximately US$12 million (2021: US$28 million).
From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Group Treasury policy. Details of these arrangements are provided below.
Interest rate and currency swaps on SEK denominated debt
MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion senior unsecured sustainability bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion senior unsecured sustainability bond (approximately $207.6 million and $252.3 million, respectively, using the exchange rate at the time of the issuance of each bond, issued in May 2019 and January 2022, respectively). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bonds. Their maturity dates are May 2024 and January 2027, respectively . The hedging relationships are highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2022, the fair values of the swaps amounted to a liability of $53 million (December 31, 2021: an asset of $6 million).
Interest rate and currency swaps in Colombia and interest rate swaps in El Salvador
Colombia and El Salvador operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At December 31, 2022, the fair value of El Salvador swap amounted to a liability of nil (December 31, 2021: a liability of 1 million) and the fair value of Colombia swaps amounted to an asset of $19 million (December 31, 2021: an asset of $15 million). On January 19, 2022, a portion of the cross-currency swaps with Bancolombia and JP Morgan were settled in cash in favor of Colombia for $8 million.
Other Interest rate and currency swaps
No other financial instruments have a significant fair value at December 31, 2022.
Foreign currency risk
The Millicom Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. In the years ended December 31, 2022, 2021 and 2020, foreign currency exchange rate fluctuations resulted in a loss of $84 million, $42 million and $69 million, respectively.
Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies, or entering into agreements that limit the risk of exposure to currency fluctuations against the U.S. dollar reporting currency. In some cases, Millicom may also borrow in U.S. dollars where it is either commercially more advantageous for joint ventures and subsidiaries to incur debt obligations in U.S. dollars or where U.S. dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom accepts the remaining currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Millicom Group operates.
The following table summarizes debt denominated in U.S. dollars and other currencies at December 31, 2022 and 2021.

	2022	2021
	(US$ millions)
December 31
Debt denominated in U.S. dollars	4,100	4,827
Debt denominated in currencies of the following countries:
Guatemala	595	605
Colombia	605	699
Tanzania	—	38
Bolivia	260	310
Paraguay	171	195
El Salvador(i)	173	99
Panama(i)	773	846
Luxembourg (SEK denominated)	30	36
Costa Rica	96	88
Total debt denominated in other currencies	2,704	2,917
Total debt	6,804	7,744
(i)    El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).

At December 31, 2022, if the U.S. dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $20 million (2021: $38 million). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the U.S. dollar.
Non-repatriation risk
Millicom’s operating subsidiaries and joint ventures generate most of the revenue of the Millicom Group and in the currency of the countries in which they operate. Millicom is therefore dependent on the ability of its subsidiaries and joint venture operations to transfer funds to the Company.
Although foreign exchange controls exist in some of the countries in which Millicom Group companies operate, none of these controls currently significantly restricts the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where the Millicom Group operates, or foreign exchange controls may be introduced in countries where the Millicom Group operates that do not currently impose such restrictions. If such events were to occur, the Company’s ability to receive funds from the operations could be subsequently restricted, which would impact the Company’s ability to make payments on its interest and loans and, or pay dividends to its shareholders. As a policy, all operations which do not face restrictions to deposit funds offshore and in hard currencies should do so for the surplus cash generated on a weekly basis. The Company and its subsidiaries make use of physical cash pooling arrangements in hard currencies to the extent permitted.
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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures
    As of December 31, 2022, MIC S.A., under the supervision and with the participation of the Millicom Group’s management, including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Millicom Group’s disclosure controls and procedures. The Millicom Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Millicom Group’s management to allow timely decisions regarding required disclosures. The Millicom Group’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

    Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2022, the Millicom Group’s disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC's rules and forms.

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
    The Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management believes that, as of December 31, 2022, the Company’s internal control over financial reporting is effective based on those criteria.
    The Company’s internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young S.A., the Company’s external independent registered public accounting firm, as stated in its report which follows.

C. Report of Independent Registered Public Accounting Firm on the Internal Control Over Financial Reporting
To the Shareholders and the Board of Directors of
Millicom International Cellular S.A.
Opinion on Internal Control Over Financial Reporting
We have audited Millicom International Cellular S.A.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Millicom International Cellular S.A. (the ”Group”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Group and our report dated February 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
Luxembourg,
Grand Duchy of Luxembourg
February 28, 2023

D. Changes in Internal Control over Financial Reporting
There has been no change in the Company's internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. RESERVED

Item 16A. Audit Committee Financial Expert
    MIC S.A.’s Audit Committee is chaired by Ms. Johnson, and includes Mr. Churchill, Mr. Eliasson and Mr. Thompson. MIC S.A.’s Board of Directors has determined that each of Ms. Johnson, Mr. Churchill, Mr. Eliasson and Mr. Thompson have the professional experience and knowledge to qualify as “audit committee financial experts” as defined by SEC rules. MIC S.A.’s Board has also determined that each of Ms. Johnson, Mr. Churchill, Mr. Eliasson and Mr. Thompson are independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and the applicable Nasdaq listing rules.

Item 16B. Code of Ethics

    Millicom has a Code of Conduct that applies to all employees, contracted staff, and management. In December 2021, the Code of Conduct was amended to specify in greater detail our responsibility to regulators and shareholders, and clarify the duty of our employees to report concerns regarding accounting, internal controls, or auditing issues. In the year ended December 31, 2022, Millicom did not waive compliance with its Code of Conduct by its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available at https://www.millicom.com/what-we-stand-for/governance/compliance/millicom-code-of-conduct/

Item 16C. Principal Accountant Fees and Services
    The following table summarizes the aggregate amounts paid to Millicom’s auditors for the years ended December 31, 2022 and 2021.

	2022	2021
	(US$ millions)
Audit fees	5.1	5.2
Audit related fees	1.3	1.4
Tax fees	0.2	0.1
Other fees	0.2	0.4
Total	6.8	7.1

    Audit related services consist principally of consultations related to financial accounting and reporting standards, including the issuance of comfort letters for debt and bonds. Tax services consist principally of tax advisory services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2022 and 2021 were approved by the audit committee.
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

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
As a foreign private issuer incorporated in Luxembourg with its principal stock exchange listing on Nasdaq Stockholm, Millicom follows its “home country” corporate governance practices and the laws of the Grand Duchy of Luxembourg, in lieu of the provisions of the Nasdaq Stock Market’s Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders, the composition and independence requirements of the Nomination Committee and the Compensation Committee and the requirement to have regularly scheduled meetings at which only independent directors are present. The Nasdaq Stock Market’s rules provide for a quorum of no less than 33⅓% of Millicom’s outstanding shares. However, Millicom’s Articles of Association do not require a quorum. The Nasdaq Stock Market’s rules provide for the involvement of independent directors in the selection of director nominees. However, Millicom relies on its home country practices, in lieu of this requirement, which permit its director nominations committee to be comprised of shareholder representatives. The Nasdaq Stock Market’s rules require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation Committee, Millicom relies on its home country practices, in lieu of this requirement, which do not require the Compensation Committee to be comprised solely of directors who qualify as independent for such purposes. The Nasdaq Stock Market’s rules require listed companies to have regularly scheduled meetings at which only independent directors are present. However, Millicom follows its home country practices which do not impose such a requirement.

Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. EXHIBITS

1.1*	Amended and Restated Articles of Association of Millicom International Cellular S.A.
2.1	Description of Share Capital (incorporated herein by reference to Exhibit 2.1. to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.1
Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F, filed with the SEC on December 13, 2018)

4.2
Revolving Credit Agreement, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia dated October 15, 2020 (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 10, 2021)

4.3	Indenture for the $750,000,000 6.250% Senior Notes due 2029 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated March 25, 2019 (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2020)
4.4	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2024 (incorporated herein by reference to Exhibit 4.9 to the
Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2020)
4.5	Indenture for the $500,000,000 4.500% Senior Notes due 2031 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 27, 2020 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 10, 2021)

4.6	Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018 (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F, filed with the SEC on December 13, 2018)
4.7	Bridge Loan Agreement among Millicom International Cellular S.A., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A. dated November 10, 2021 (incorporated herein by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.8	Stock Purchase Agreement among Millicom International II N.V. and Shai Holding S.A., as buyers, and Miffin Associates Corp., as seller, dated November 11, 2021 (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.9	Indenture for the $300,000,000 5.875% Senior Notes due 2027 between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA dated April 5, 2019 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.10	First Supplemental Indenture for the $250,000,000 5.875% Senior Notes due 2027 between
Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA
dated January 28, 2020 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.11	Indenture for the $600,000,000 4.500% Senior Notes due 2030 among Cable Onda, S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA. Dated October 28, 2019 (incorporated herein by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.12	Indenture for the $900,000,000 5.125% Senior Notes due 2032 among Walkers Fiduciary Limited, CT Trust, the guarantors named therein and the Bank of New York Mellon dated February 3, 2022 (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)

4.13	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2.25 Billion Floating-Rate
Senior Unsecured Sustainability Bond due 2027 (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.14*	Share Purchase Agreement among Millicom LIH, S.A., as the buyer, and Medios de Comunicación Ltd., Telecarrier International Ltd., IGP Trading Corp., Tenedora Activa, S.A. and Nicolás González Revilla Paredes, as sellers, dated June 29, 2022
8.1*	List of significant subsidiaries
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young S.A.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
0.0	Cover Page Interactive Data File (embedded within the Inline XBRL document)

______________________

*    Filed herewith
**    Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date:	February 28, 2023	By:	/s/ Sheldon Bruha
Name: Sheldon Bruha
Title: Executive Vice President, Chief Financial Officer

		By:	/s/ Mauricio Ramos
Name: Mauricio Ramos
Title: Executive Director and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom International Cellular S.A. at December 31, 2022 and 2021 and for the Years Ended December 31, 2022, 2021 and 2020
Report of independent registered public accounting firm PCAOB ID 1367	F-2
Consolidated statement of income for the years ended December 31, 2022, 2021 and 2020	F-5
Consolidated statement of comprehensive income for the years ended December 31, 2022, 2021 and 2020	F-6
Consolidated statement of financial position at December 31, 2022 and 2021	F-7
Consolidated statement of cash flows for the years ended December 31, 2022, 2021 and 2020	F-9
Consolidated statement of changes in equity for the years ended December 31, 2022, 2021 and 2020	F-11
Notes to the audited consolidated financial statements	F-13

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Millicom International Cellular S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Millicom International Cellular S.A. (the “Group “) as of December 31, 2022, and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023, expressed an unqualified opinion thereon.

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

Impairment testing of Goodwill

Description of the Matter
As of December 31, 2022, the Group’s goodwill balance was USD 4,059 million. As described in Note E.1.5 of the consolidated financial statements, goodwill from cash-generating units (CGUs) is tested at least each year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Auditing management’s goodwill impairment testing involved complex management and auditor judgment due to the significant assumptions used to determine the recoverable values of each of the Group’s CGUs. For example, the recoverable values based on value-in-use, determined using the method of discounted cash flows, were sensitive to significant assumptions, such as the projected EBITDA margin, CAPEX intensity (defined as CAPEX divided by total revenues), perpetual growth rates and weighted average cost of capital. These are affected by expectations about future market or economic conditions which are uncertain.

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

Uncertain tax positions

Description of the Matter
As described in Note G.3.2 of the consolidated financial statements, the Group operates in developing countries where the tax systems, regulations and enforcement processes have varying stages of development creating uncertainty regarding the application of the tax law and interpretation of tax treatments. The Group is also subject to regular tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is therefore uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the outcome. Similarly, the recoverability of the carrying amount of the deferred tax assets is assessed periodically and in particular the capacity to generate sufficient taxable profits to utilize these deferred tax assets or other tax credits as such recoverability assessment is highly judgmental. At December 31, 2022, the tax risks exposure of the Group's subsidiaries is estimated at USD 221 million, for which provisions of USD 38 million have been recorded in tax liabilities. The Group's share of tax exposure and provisions in its joint ventures amounts to USD 97 million and USD 7 million, respectively. At December 31, 2022, the recognized deferred tax assets amount to at USD 204 million.

Auditing management’s analysis of the Group’s uncertain tax positions and the related uncertain tax positions was especially challenging because the analysis is complex and involves significant management and auditor judgment and estimation. Each tax position involves unique facts and circumstances that must be evaluated, and there may be many uncertainties around initial recognition and de-recognition of tax positions, including regulatory changes, litigation and examination. Auditing the Group’s deferred tax assets and other tax credits involved complex management and auditor judgment due to the significant assumptions used to assess the recoverability of such assets. For example, management’s analysis was sensitive to significant assumptions, such as the projected EBITDA margin, CAPEX intensity (defined as CAPEX divided by total revenues), and historical profitability. These are affected by expectations about future market or economic conditions which are uncertain.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, obtaining an understanding of and evaluating the design and testing the operating effectiveness of the Group’s controls relating to uncertain tax positions and the recoverability of the deferred tax assets and other tax credits. For example, we tested controls over management’s identification of uncertain tax positions and its application of the recognition and measurement principles, including management’s review of the inputs and calculations of uncertain tax positions. We tested also controls over management’s evaluation of the significant assumptions used in their fiscal projections to assess the recoverability of the Group’s deferred tax assets and other tax credits. Our audit procedures included, among others, evaluating the assumptions the Group used to develop its uncertain tax positions and related unrecognized tax positions by jurisdiction. For example, we compared the estimated liabilities for unrecognized tax positions to similar positions in prior periods and assessed management’s consideration of current tax treatments and litigation and trends in similar positions challenged by tax authorities. We also assessed the historical accuracy of management’s estimates of its unrecognized tax positions by comparing the estimates with the resolution of those positions. In addition, we involved our tax professionals to assist us in evaluating the application of relevant tax laws and the Group’s interpretation of such laws in its recognition determination. We also tested the completeness and accuracy of the underlying data used by the Group to calculate its uncertain tax positions. Finally, in relation to the Group’s analysis of the tax assets’ recoverability, we inspected the business plans used in this analysis, comparing the plans to those used in other areas of the audit and evaluating the methodology used. We assessed the completeness and accuracy of the underlying data through our inspection of and comparison to historical information. We evaluated the adequacy of the Group’s disclosures.

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
We have served as the Group’s auditor since 2012.

Luxembourg, Grand Duchy of Luxembourg
February 28, 2023

Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020
Consolidated statement of income for the years ended December 31, 2022, 2021 and 2020

	Notes	2022(ii)	2021(i)	2020(i)
		(US$ millions)
Revenue	B.1.	5,624	4,261	3,805
Cost of sales	B.2.	(1,506)	(1,197)	(1,060)
Gross profit		4,118	3,063	2,745
Operating expenses	B.2.	(1,890)	(1,546)	(1,383)
Depreciation	E.2.2., E.3.	(999)	(804)	(810)
Amortization	E.1.3.	(345)	(310)	(309)
Share of profit in joint ventures	A.2.	32	210	171
Other operating income (expenses), net	B.2.	(2)	5	(12)
Operating profit	B.3.	915	619	402
Interest and other financial expenses	C.3.3., E.3.	(617)	(495)	(560)
Interest and other financial income	C.3.1.	18	23	13
Revaluation of previously held interests in Guatemala	A.1.2.	—	670	—
Other non-operating (expenses) income, net	B.5., C.7.3.	(78)	(49)	(107)
Profit (loss) from other joint ventures and associates, net	A.3.	—	(40)	(1)
Profit (loss) before taxes from continuing operations		238	728	(252)
Tax (charge), net	B.6.	(222)	(158)	(72)
Profit (loss) from continuing operations		16	570	(325)
Profit (loss) from discontinued operations, net of tax	E.4.2.	113	(28)	(60)
Net profit (loss) for the period		129	542	(385)

Attributable to:
Owners of the Company		177	590	(344)
Non-controlling interests	A.1.4.	(48)	(48)	(41)

Earnings (loss) per common share for profit (loss) attributable to the owners of the Company
Basic ($ per share)(iii)		1.27	4.59	(2.68)
Diluted ($ per share)(iii)		1.27	4.57	(2.67)
(i) Re-presented for discontinued operations (see note A.4.)
(ii)    Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details. As a result, numbers might not be directly comparable with previous years' figures.
(iii) 2021 and 2020 comparatives have been restated as a result of the completion of the rights offering (see note B.7.).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020
Consolidated statement of comprehensive income for the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	(US$ millions)
Net profit (loss) for the year	129	542	(385)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	19	(51)	(19)
Change in value of cash flow hedges, net of tax effects	9	17	(1)
Other comprehensive income (not to be reclassified to the statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	(2)	1	(2)
Total comprehensive income (loss) for the period	155	509	(407)
Attributable to:
Owners of the Company	204	566	(360)
Non-controlling interests	(49)	(57)	(48)
Total comprehensive income (loss) for the period arises from:
Continuing operations	42	536	(345)
Discontinued operations	113	(27)	(62)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020
Consolidated statement of financial position at December 31, 2022 and 2021

	Notes	December 31, 2022	December 31, 2021(i)
		(US$ millions)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	E.1.	7,361	7,558
Property, plant and equipment, net	E.2.	2,989	3,382
Right of use assets, net	E.3.	884	1,024
Investments in joint ventures	A.2.	590	596
Investments in associates	A.3.	—	22
Contract costs, net	F.5.	10	8
Deferred tax assets	B.6.	204	180
Derivative financial instruments	D.1.2.	19	21
Amounts due from non-controlling interests, associates and joint ventures	G.5.	—	24
Other non-current assets		76	74
TOTAL NON-CURRENT ASSETS		12,133	12,890

CURRENT ASSETS
Inventories	F.2.	53	63
Trade receivables, net	F.1.	379	405
Contract assets, net	F.5.	77	69
Amounts due from non-controlling interests, associates and joint ventures	G.5.	15	42
Prepayments and accrued income		117	166
Current income tax assets		111	104
Supplier advances for capital expenditure		21	35
Other current assets		197	269
Restricted cash	C.5.	57	203
Cash and cash equivalents	C.5.	1,039	895
TOTAL CURRENT ASSETS		2,065	2,251
TOTAL ASSETS		14,198	15,141
(i) Restated after the finalization of the Guatemala purchase accounting. See note A.1.2. for further details.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020
Consolidated statement of financial position at December 31, 2022 and 2021

	Notes	December 31, 2022	December 31, 2021 (i)
		(US$ millions)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	C.1.	1,343	628
Treasury shares		(47)	(60)
Other reserves	C.1.	(559)	(594)
Retained profits		2,691	2,019
Net profit for the year attributable to equity holders		177	590
Equity attributable to owners of the Company		3,605	2,583
Non-controlling interests	A.1.4.	29	157
TOTAL EQUITY		3,634	2,740

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	C.3.	6,624	5,904
Lease liabilities	C.4.	853	996
Derivative financial instruments	D.1.2.	53	1
Payables and accruals for capital expenditure	F.4.3.	473	435
Provisions and other non-current liabilities	F.4.2.	295	364
Deferred tax liabilities	B.6.	148	214
TOTAL NON-CURRENT LIABILITIES		8,445	7,914

CURRENT LIABILITIES
Debt and financing	C.3.	180	1,840
Lease liabilities	C.4.	163	171
Put option liability	C.7.4.	—	290
Payables and accruals for capital expenditure		428	452
Other trade payables		400	347
Amounts due to non-controlling interests, associates and joint ventures	G.5.	58	74
Accrued interest and other expenses		412	539
Current income tax liabilities		86	128
Contract liabilities	F.5.	88	97
Provisions and other current liabilities	F.4.1.	305	548
TOTAL CURRENT LIABILITIES		2,119	4,487
TOTAL LIABILITIES		10,565	12,401
TOTAL EQUITY AND LIABILITIES		14,198	15,141
(i)    Restated after the finalization of the Guatemala purchase accounting. See note A.1.2. for further details.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020
Consolidated statement of cash flows for the years ended December 31, 2022, 2021 and 2020

	Notes	2022	2021(i)	2020(i)
		(US$ millions)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		238	728	(252)
Profit (loss) before taxes from discontinued operations	E.4.2.	116	3	(31)
Profit (loss) before taxes		354	731	(283)
Adjustments to reconcile to net cash:
Interest expense on leases		131	131	156
Interest expense on debt and other financing		497	400	468
Interest and other financial income		(18)	(23)	(13)
Adjustments for non-cash items:
Depreciation and amortization	E.1., E.2., E.3.	1,364	1,196	1,208
Share of profit in joint ventures	A.2.	(32)	(210)	(171)
(Gain) loss on disposal and impairment of assets, net	B.2., E.4.2.	(122)	(6)	20
Share-based compensation	C.1.	29	17	24
Revaluation of previously held interest in Guatemala	A.1.2.	—	(670)	—
Profit (loss) from other joint ventures and associates, net	A.3.	—	39	1
Other non-cash non-operating (income) expenses, net	B.5.	77	50	106
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(104)	(93)	(43)
Decrease (increase) in inventories		5	9	(6)
Increase (decrease) in trade and other payables, net		(37)	6	40
Increase (decrease) in contract assets, liabilities and costs, net		(14)	(5)	8
Total changes in working capital		(151)	(81)	(2)
Interest paid on leases		(128)	(140)	(151)
Interest paid on debt and other financing		(411)	(355)	(411)
Interest received		8	4	11
Taxes paid		(316)	(127)	(142)
Net cash provided by operating activities		1,284	956	821
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.	(283)	(2,000)	10
Financing exit from the Ghana joint venture	A.2.2.	—	(37)	—
Proceeds from the disposal of subsidiaries and associates		152	30	10
Purchase of spectrum and licenses		(93)	(37)	(101)
Purchase of other intangible assets	E.1.4.	(179)	(98)	(101)
Purchase of property, plant and equipment	E.2.3.	(800)	(740)	(622)
Proceeds from sale of property, plant and equipment	E.2.	21	11	9
Proceeds from disposal of equity investments, net of costs	C.7.3.	—	163	197
Dividends and dividend advances received from joint ventures and associates	A.2.2.	10	13	71
Settlement of derivative financial instruments		11	—	—
Transfer (to) / from pledge deposits, net	C.5.3.	33	(33)	—
Loans granted within the MFS lending activity		(3)	—	—

Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020

	Notes	2022	2021(i)	2020(i)
Cash (used in) provided by other investing activities, net	D.1.2.	25	26	32
Net cash used in investing activities		(1,104)	(2,703)	(495)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	C.6.	1,570	3,113	1,470
Repayment of debt and other financing	C.6.	(2,127)	(1,335)	(1,744)
Loan repayment from (advance to) joint venture		—	193	(193)
Lease capital repayment	C.6.	(157)	(137)	(116)
Proceeds from the rights offering, net of costs	C.1.	717	—	—
Advances and dividends paid to non-controlling interests	A.1./A.2.	(4)	(6)	(5)
Share repurchase program		—	(50)	(10)
Dividends paid to owners of the Company	C.2.	—	—	—
Net cash from (used in) financing activities		(1)	1,777	(598)
Exchange impact on cash and cash equivalents, net		(11)	(10)	(17)
Net increase (decrease) in cash and cash equivalents		168	20	(289)
Cash and cash equivalents at the beginning of the year		895	875	1,164
Effect of cash in disposal group held for sale	E.4.2.	(24)	—	—
Cash and cash equivalents at the end of the year		1,039	895	875
((i) Re-presented for discontinued operations (see note A.4.).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020
Consolidated statement of changes in equity for the years ended December 31, 2022, 2021 and 2020

	Number of shares (000’s)(iv)	Number of shares held by the Group (000’s)	Share capital(i)	Share premium (i)	Treasury shares	Retained profits(ii)	Other reserves (iii)	Total	Non- controlling interests	Total equity
	(US$ millions)
Balance on January 1, 2020	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(344)	(15)	(360)	(48)	(407)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(8)	(8)
Purchase of treasury shares	—	(467)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation (v)	—	—	—	—	—	—	24	24	—	24
Issuance of shares under share-based payment schemes	—	521	—	(2)	40	(11)	(26)	1	—	1
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the year	—	—	—	—	—	590	(25)	565	(57)	509
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares	—	(1,471)	—	—	(56)	2	—	(54)	—	(54)
Share based compensation (v)	—	—	—	—	—	—	18	18	1	19
Issuance of shares under share-based payment schemes	—	459	—	(2)	26	2	(25)	1	—	1
Change in scope of consolidation(vii)	—	—	—	—	—	(5)	—	(5)	—	(5)
Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income for the year	—	—	—	—	—	177	27	204	(49)	155
Effects of rights offering(ix)	70,357	—	106	611	—	—	—	717	—	717
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(vi)	—	(93)	—	—	(4)	1	—	(3)	—	(3)
Share based compensation(v)	—		—	—	—	—	25	25	1	26
Issuance of shares under share-based payment schemes	—	419	—	(2)	16	4	(17)	1	—	1
Effect of the buy-out of non-controlling interests in Panama (viii)	—	—	—	—	—	78	—	78	(78)	—
Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634

Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020
(i)Share capital and share premium – see note C.1.
(ii)Retained profits – includes profit for the year attributable to equity holders, of which $472 million (2021: $486 million; 2020: $310 million) are not distributable to equity holders.
(iii)Other reserves – see note C.1.
(iv)The authorized share capital amounts to $300 million divided into 200 million shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.
(v)Share-based compensation – see note C.1.
(vi)During the year ended December 31, 2022, Millicom withheld approximately 93,413 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2021: 1,369,284 shares repurchased in connection with the Group's share purchase program and 101,591 shares were withheld))
(vii)Cloud 2 Nube S.A. was a subsidiary owned by the Group at 55% and already fully consolidated as Millicom had control over it. As a result, in accordance with IFRS 10, the acquisition of the remaining 45% in Cloud 2 Nube S.A. has been treated as an equity transaction and non-controlling interests amounting to less than $1 million were transferred to the Group's equity against a purchase consideration of $5 million.
(viii)Resulting from the exercise of the put option in Panama, see note A.1.2.
(ix)See note C.1.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Introduction
Corporate Information
Millicom International Cellular S.A. (the “Company” or “MIC S.A.”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media group providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, Pay-TV in Latin America (Latam).
The Company’s shares are traded as Swedish Depositary Receipts on the Stockholm stock exchange under the symbol TIGO_SDB (formerly MIC SDB) and, since January 9, 2019, on the Nasdaq Stock Market in the U.S. under the ticker symbol TIGO. The Company has its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.
On February 24, 2023, the Board of Directors authorized these consolidated financial statements for issuance.
Business activities
Millicom operates its mobile businesses in Latin America (Bolivia, Colombia, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay).
Millicom operates various cable and fixed line businesses in Latin America (Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay). Millicom also provides direct to home satellite service in most of its markets.
Our Group Segment include our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions (see note B.3. Segmental information). The Group Segment figures also include our operations in Guatemala fully consolidated for comparative periods. On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala"). As a result, Millicom owns 100% equity interest in Tigo Guatemala and fully consolidates it since that date. As a result, the statements of income, cash flows and financial position in these consolidated financial statements might not be directly comparable with previous years' figures.
Millicom also provides Mobile Financial Services (MFS) and holds small minority investments in other businesses such as micro-insurance (Milvik).
Current macroeconomic environment
Inflation in many countries globally has been rising for the past several months due to a variety of factors, including significant disruptions to the global production and distribution of energy and food commodities caused by Russia’s invasion of Ukraine as well as the global response to that invasion. As a result, global economic prospects have been severely affected, including in our Latin America markets. During the last semester of 2022, the Group took meaningful steps to mitigate the impact of rising inflation, including the implementation of numerous price increases and establishing cost savings initiative programs, which will position it to sustain healthy service revenue growth and margins going forward.
Although the macro-economic backdrop has become more challenging, business and financial performance through 2022 is broadly in line with our plans.
The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.
When it comes to COVID-19, as of December 31, 2022, and for the year ended December 31, 2022, management did not identify any significant adverse accounting effects as a result of the pandemic.
Climate-related risks
As already publicly announced and discussed elsewhere in our external reporting, our goal is to raise the bar on the Group’s contribution on environmental, societal and governance matters. In particular, we have committed to short-term goals validated by the Science Based Targets initiative (SBTi). We are also committed to the long-term goal of net zero emissions by or before 2050. Although there is no single explicit standard on climate-related matters under IFRS, climate risk and other climate-related matters may impact a number of areas of accounting. Up to now, the Group has not been significantly impacted by climate change, and, currently, Management has not considered the climate-related risks as part of the Group's top twelve key risks. Nevertheless, Management will continue monitoring every year the potential risks resulting from the effects of climate change in the form of natural disasters, such as extreme weather events affecting our 'Networks and infrastructure resilience'. So far, Management has not identified nor considered any material impacts of climate change on assumptions used (e.g. for impairment tests, fair value measurement, etc.) and on the Group's financial reporting (e.g. provisions, fixed assets, etc.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
The following table presents functional currency translation rates for the Group’s locations to the US dollar on December 31, 2022, 2021 and 2020 and the average rates for the years ended December 31, 2022, 2021 and 2020.

Exchange Rates to the US Dollar	Functional Currency	2022 Year-end Rate	2021 Year-end Rate	Change %	2022 Average Rate	2021 Average Rate	Change %	2020 Average Rate
Bolivia	Boliviano (BOB)	6.91	6.91	—%	6.91	6.91	—%	6.91
Colombia	Peso (COP)	4,810	3,981	(17.2)%	4,254	3,756	(11.7)%	3,695
Costa Rica	Costa Rican Colon (CRC)	602	645	7.2%	650	625	(3.8)%	590
El Salvador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Guatemala	Quetzal (GTQ)	7.85	7.72	(1.7)%	7.75	7.74	(0.2)%	7.73
Honduras	Lempira (HNL)	24.66	24.43	(0.9)%	24.56	24.12	(1.8)%	24.65
Luxembourg	Euro (EUR)	0.93	0.88	(5.9)%	0.95	0.85	(10.6)%	0.87
Nicaragua	Cordoba (NIO)	36.23	35.52	(2.0)%	35.87	35.17	(2.0)%	34.34
Panama	Balboa (B/.) (i)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paraguay	Guarani (PYG)	7,346	6,886	(6.3)%	7,008	6,790	(3.1)%	6,758
Sweden	Krona (SEK)	10.43	9.05	(13.2)%	10.07	8.59	(14.7)%	9.16
United Kingdom	Pound (GBP)	0.83	0.74	(10.7)%	0.81	0.73	(9.9)%	0.77

(i) the balboa is tied to the United States dollar at an exchange rate of 1:1.

New and amended IFRS accounting standards
The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:
◦IFRS 3 'Business Combinations' - Reference to Conceptual Framework.
◦IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.
◦IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.
◦Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.
Amendments effective for annual periods starting on or after January 1, 2023 that are not expected to have a significant impact on the Group consolidated financial statements:
◦Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.
◦IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.
◦Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented. The Group has been applying the so-called "Linked transaction approach" in the calculation of deferred taxes related to leases and asset retirement obligation (ARO) since the adoption of IFRS 16 (in compliance with these amendments). Therefore, the adoption of these amendments will not have an impact for the Group.
The following changes to standards are effective for annual periods starting on January 1, 2024 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:
▪Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback' (not yet endorsed by the EU) - The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
▪Amendments to IAS 1, 'Presentation of Financial Statements' (not yet endorsed by the EU): These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
Judgments
Management apply judgment in accounting treatment and accounting policies in preparation of these financial statements. In particular, a significant level of judgment is applied regarding the following items:
•    Acquisitions – measurement at fair value of existing and newly identified assets, including the measurement of property, plant and equipment and intangible assets (e.g. particularly the customer lists being sensitive to significant assumptions as disclosed in note A.1.2.), liabilities, contingent liabilities and remaining goodwill; the assessment of useful lives (see notes A.1.2., E.1.1., E.1.5., E.2.1.);
•    Impairment testing – key assumptions related to future business performance, perpetual growth rates and discount rates (see notes E.1.2., E.1.6., E.2.2.);
•    Revenue recognition – whether or not the Group acts as principal or as an agent, when there is one or several performance obligations and the determination of stand-alone selling prices (see note B.1.1.);
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
Estimates
Estimates are based on historical experience and other factors, including reasonable expectations of future events, such as current macro-economic challenges. These factors are reviewed in preparation of the financial statements although, due to inherent uncertainties in the evaluation process, actual results may differ from original estimates. Estimates are subject to change as new information becomes available and may significantly affect future operating results. Significant estimates have been applied in respect of the following items:
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
•    Revenue recognition (see note B.1.1.);
•    Impairment testing including weighted average cost of capital ("WACC"), EBITDA margins, Capex intensity and long term growth rates (see note E.1.6.);

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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

A.1. Subsidiaries
Subsidiaries are all entities which Millicom controls. Millicom controls an entity when it is exposed to, or has rights to variable returns from its investment in the entity, and has the ability to affect those returns through its power over the subsidiary. Millicom has power over an entity when it has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the entity’s returns. Generally, control accompanies a shareholding of more than half of the voting rights although certain other factors (including contractual arrangements with other shareholders, voting and potential voting rights) are considered when assessing whether Millicom controls an entity. For example, although Millicom holds less than 50 % of the shares in its Colombian businesses, it holds more than 50 % of shares with voting rights. The contrary may also be true (e.g. Honduras where we own 66.7% of the shares but there is a super majority requirement at the board for decisions about the relevant activities of the operation). Our main subsidiaries are as follows:

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

Entity	Country	Activity	December 31, 2022 % holding	December 31, 2021 % holding	December 31, 2020 % holding
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, MFS, Cable, DTH	100	100	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, MFS, Cable	100	100	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, Pay-TV	100	100	100
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.) (i).	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	100	80	80
Grupo de Comunicaciones Digitales, S.A. (formerly Telefonica Moviles Panama, S.A.)(ii)	Panama	Mobile	100	80	80
Telefonia Celular de Nicaragua S.A. (ii)	Nicaragua	Mobile	100	100	100
Colombia Móvil S.A. E.S.P. (iii)	Colombia	Mobile	50-1 share	50-1 share	50-1 share
UNE EPM Telecomunicaciones S.A.(iii)	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share	50-1 share	50-1 share
Edatel S.A. E.S.P. (iii)	Colombia	Fixed-line, Internet, Pay-TV, Cable	50-1 share	50-1 share	50-1 share
Comunicaciones Celulares S.A. (iv) (v)	Guatemala	Mobile, MFS	100	100	55
Navega.com S.A. (iv) (v)	Guatemala	Cable, DTH	100	100	55
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100	100
Millicom Telecommunications S.A.	Luxembourg	Holding Company	100	100	100
InfraCo S.A.	Luxembourg	Holding Company	100	na	na
Millicom LIH S.A.	Luxembourg	Holding Company	100	100	100
MIC Latin America B.V.	Netherlands	Holding Company	100	100	100
Millicom Holding B.V.	Netherlands	Holding Company	100	100	100
Millicom International Services LLC	USA	Services Company	100	100	100
Millicom Services UK Ltd	UK	Services Company	100	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100	100
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the three entities.
(i)    Acquisition completed on December 13, 2018. Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.) is fully consolidated as Millicom has the majority of voting shares to direct the relevant activities. See note A.1.2..
(ii)    Companies acquired during 2019. See note A.1.2..
(iii)    Fully consolidated as Millicom has the majority of voting shares to direct the relevant activities.
(iv) Acquisition completed on November 12, 2021(see Note A.1.2.). Millicom now owns 100% equity interest in Tigo Guatemala compared to 55% before the transaction. While Millicom owned more than 50% of the shares in these entities and had the right to nominate a majority of the directors of each of these entities, key decisions over the relevant activities were taken by a super majority vote. This effectively gave either shareholder the ability to veto any decision and therefore neither shareholder had sole control over the entity. Therefore, the operations of these joint ventures were accounted for under the equity method. See note A.2.1..
(v)    Tigo Guatemala is made up of the 2 entities in the table above, but also by the following less material entities: Comunicaciones Corporativas S.A. (“COMCORP”), Servicios Innovadores de Comunicación y Entretenimiento S.A. (“SICESA”), Distribuidora de Comunicaciones de Occidente S.A. (“COOCSA”), Distribuidora de Comunicaciones de Oriente S.A. (“COORSA”), Distribuidora Internacional de Comunicaciones S.A. (“INTERNACOM”), Servicios Especializados en Telecomunicaciones S.A. (“SESTEL”), Distribuidora Central de Comunicaciones, S.A. (“COCENSA”) and Cloud 2 Nube S.A. ("C2N").

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

A.1.2. Acquisition of subsidiaries and changes in non-controlling interests in subsidiaries
Scope changes 2022
As of June 14, 2022, the Group received the formal notification from the minority shareholders of Telecomunicaciones Digitales, S.A (formerly Cable Onda S.A.) confirming the exercise of their put option right to sell their remaining 20% shareholding to Millicom for an amount of approximately $290 million. The transaction was closed on June 29, 2022 and the payment was applied against the already recorded put option liability of $290 million. As a result, the non-controlling interests' carrying value of $78 million have been transferred to the Group's equity.

Scope changes 2021
On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition has been financed through a bridge facility (see note C.3.).
The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value ($2,683 million); the resulting gain has been recognized in the 2021 statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation.
The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is currently not expected to be tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and a net profit of $43 million to the Group. If Tigo Guatemala had been acquired on January 1, 2021 incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.
Finalization of Purchase Accounting
During the first half of 2022, Millicom has finalized the purchase accounting and determined the fair values of Tigo Guatemala's identifiable assets and liabilities. Comparative figures as of December 31, 2021, have been restated accordingly. The finalization of the purchase accounting had an effect on the following financial position line items previously reported as of December 31, 2021:

$ millions	December 31, 2021	Impact of the finalization of the purchase accounting of Guatemala	December 31, 2021	Reason for the change
	As reported		As restated
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	7,721	(163)	7,558	(i)
Property, plant and equipment, net	3,198	184	3,382	(ii)
Right-of-use asset (non-current), net	1,008	17	1,024	(iii)
Prepayments and accrued income	168	(2)	166
Other current assets	302	(33)	269
LIABILITIES
Provisions and other current liabilities	546	2	548
(i) Impact on intangibles resulting from the adjustments explained below.
(ii) See updated fair values section below. It mainly relates to property, plant and equipment step up.
(iii) See updated fair values section below. It relates to remeasurement of the right of use assets.

The impact of the finalization of Tigo Guatemala's purchase accounting on the 2021 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

The table below shows the changes in fair values compared to the values reported as of December 31, 2021.

At acquisition date - November 12, 2021 (in millions of U.S. dollars)	Provisional fair values (100%) ($ millions)	Final fair values (100%) ($ millions)	Changes
Intangible assets (excluding goodwill)(i)	1,294	1,917	623
Property, plant and equipment(ii)	547	731	184
Right of use assets(iii)	189	205	17
Other non-current assets	5	5	—
Current assets (excluding cash)	210	210	—
Trade receivables(iv)	42	42	—
Cash and cash equivalents	199	199	—
Total assets acquired	2,486	3,309	823
Lease liabilities(iii)	205	205	—
Other debt and financing	417	417	—
Other liabilities	281	281	—
Total liabilities assumed	903	903	—
Fair value of assets acquired and liabilities assumed, net - A	1,583	2,406	823
Purchase consideration (45%) - B	2,195	2,195	—
Implied fair value (100% of business) - C	4,877	4,877	—
Carrying value of our investment in joint venture at acquisition date - D	2,013	2,013	—
Goodwill arising on change of control - B+D-A=E	2,625	1,802	(823)
Revaluation of previously held interests - C-B-D=F(v)	670	670	—
Total goodwill - E+F=G	3,295	2,472	(823)
(i)     Fair value step-up have been recognized mainly on the following intangible assets:
a) the customer lists for an amount of $514 million, with estimated weighted average useful lives of 9.3 years.
b) the spectrum and licenses held by Tigo Guatemala for $51 million, with a remaining useful life of 11 years.
c) the trademarks and brand held and operated by Tigo Guatemala for $62 million, bringing its carrying value to $910 million. Management determined that the latter have indefinite useful lives.
(ii)     A fair value step-up of $184 million has been recognized on property, plant and equipment, mainly on the core network, network equipment and owned towers. The weighted average remaining useful live is estimated at 6 years.
(iii)     The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $17 million to be measured at the same amount as the lease liabilities.
(iv)     The fair value of trade receivables acquired approximate their carrying value of $42 million.
(v)     The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value; the resulting gain has been recognized in the statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation (see above).

The following valuation methods and key estimates were used for the valuation of the main classes of fixed assets:

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

Major class of assets	Valuation method	Key assumption 1	Key assumption 2	Key assumption 3
Trademark	Income approach - Relief from royalty method	Discount rate: 8.5%	Royalty rate: 5%	Indefinite life
Customer lists	Income approach - Multi-Period Excess Earnings Method	Discount rate: 10%
Attrition rates:
•Mobile prepaid: Forecasted period average 38.9%, 36.9% afterwards
•Mobile Postpaid: Forecasted period average 20.5%, 16.6% afterwards
•B2B: 13%
•Home: Forecast Period average: 27.3%, 27.9% afterwards

ARPU:
•Mobile prepaid: Forecasted period average $5.7, $5.1 afterwards
•Mobile Postpaid: Forecasted period average $28.7, $29.8 afterwards
•B2B: Forecasted period average $348.4, $383.5 afterwards
•Home: Forecast Period average: $38, $41.1 afterwards

Spectrum	Market approach - Comparable transactions multiple based	Discount rate: 8%	Fair value of each license is based on selected market price (USD/MHz/capital/year), as well as the remaining period, bandwidth and population coverage under each license	n/a
Property, plant and equipment	Land – Sales comparison approach
Building and site improvements – Cost approach
Leasehold improvements – Indirect cost approach
Machinery and equipment – Indirect cost approach
Tower assets – Direct cost approach

Various asset class specific indices considered, from the bureau of labor statistics, to estimate the reproduction cost new (“RCN“), e.g.:

•Core network, HW core, CPE, antennas, EQ HW BTS, HW BTS, network security equipment and routers: PPI industry data for Communications equipment (BLS)
•Wire working machinery, fiber optics cable, fiber ring equipment, RF components and telecommunication jumper: PPI industry data for Communication & energy wire & cable (BLS)
•Components for information technology, computer equipment, handsets and security surveillance equipment: PPI industry group data for Computer & peripheral equipment (BLS)
•Tower civil works and leasehold improvements: Building cost index (MVS 2022)
RCN of tower assets based on current prices depending on the tower category (guyed, monopole, self supported or rooftop), construction type (concrete, lattice, steel, etc.) and height
Economic useful lives considered, according to the American Society of Appraisers:

•Buildings: 35 to 40 years
•Leasehold improvements, towers, tower civil works, fiber ring post, lifting equipment, measuring and observing/testing instruments, wire working machinery, generators, air conditioned, antennas and fiber optic cable: 12 to 15 years
•Core network, HW core, mobile messaging platforms, fire protection, security surveillance equipment, battery, CPE, EQ HW BTS, RF components, routers, telecommunication jumper, vehicles and industrial trucks: 5 to 10 years
•Network security equipment and IT equipment: 3 years

Scope changes 2020
There were no material acquisitions in 2020.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
A.1.3. Disposal of subsidiaries
Tanzania
As from March 10, 2022, and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'Profit (loss) from discontinued operations, net of tax'. Comparative figures of the statement of income have been re-presented accordingly.
On April 5, 2022, Millicom completed the sale for an initial cash consideration of approximately $101 million (subject to final price adjustment). As per the sale agreement, the initial sale price is adjusted to consider some outstanding tax and legal contingencies which management believes is sufficient to cover any future claims on pre-closing matters. Should the price adjustments not be sufficient, Millicom might be liable and need to make additional provisions that are not covered by the latter. In addition, the agreement also provides an IPO(i) adjustment clause valid until April 5, 2024, whereby Millicom would reimburse the buyer for any negative difference between the share price per share on the IPO date and the one implied by this sale. As of December 31, 2022, no additional provisions have been made by management in respect of the aforementioned items.
(a)     The net assets de-consolidated on the date of the disposal, as well as the gain on disposal, were as follows:

Details of the sale of the subsidiary ($ millions)	April 5, 2022
Carrying amount of net assets sold (A)	(79)
Initial sale consideration (B)	101
Gross gain on sale (B) - (A)	180
Other operating expenses linked to the disposal	(11)
Other operating income/expenses, net	(5)
Gain on sale before reclassification of foreign currency translation reserve	165
Reclassification of foreign currency translation reserve	(56)
Net gain on sale	109

(i) The Tanzanian government implemented in 2016 legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The ´Tanzania Communications Regulatory Authority´ (TCRA) ordered the Tanzanian operations to complete such public offering by December 31, 2025, at the latest.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

(b)    The operating results and cash flows of the discontinued operation for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 are set out below. The figures shown below are after inter-company eliminations.

Results from Discontinued Operations (in millions of U.S. dollars)	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Revenue	88	357	366
Cost of sales	(26)	(104)	(111)
Operating expenses	(27)	(131)	(126)
Depreciation and amortization	(21)	(83)	(89)
Other operating income (expenses), net	4	1	(9)
Gain/(loss) on disposal of discontinued operations	120	—	—
Other expenses linked to the disposal of discontinued operations	(11)	—	(1)
Operating profit (loss)	127	39	32
Interest income (expense), net	(12)	(36)	(64)
Other non-operating (expenses) income, net	—	(1)	1
Profit (loss) before taxes	116	3	(31)
Credit (charge) for taxes, net	(3)	(31)	(29)
Net profit/(loss) from discontinued operations	113	(28)	(60)

Cash flows from discontinued operations (in millions of U.S. dollars)	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Cash from operating activities, net	18	87	69
Cash from (used in) investing activities, net	(10)	(46)	(43)
Cash from (used in) financing activities, net	(9)	(35)	(34)
Net cash inflows (outflows)	(1)	5	(8)

Chad
On June 26, 2019, the Group completed the disposal of its operations in Chad for a cash consideration of $110 million. In August 2020, the Group and the buyer of our operations in Chad agreed on a final price adjustment of $8 million in favor of the buyer. This price adjustment had been disbursed in September 2020 and recorded under the results from discontinued operations in the Group's 2020 statement of income.
Other disposals
For the years ended December 31, 2022, 2021 and 2020, Millicom did not dispose of any other significant investments.

A.1.4. Summarized financial information relating to significant subsidiaries with non-controlling interests
Statement of Financial Position – non-controlling interests

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	December 31,
	2022(i)	2021
	(US$ millions)
Colombia	28	83
Panama	—	74
Others	1	—
Total	29	157
Profit (loss) attributable to non-controlling interests

	2022(i)	2021	2020
	(US$ millions)
Colombia	(52)	(40)	(23)
Panama	4	(7)	(18)
Others	—	(1)	—
Total	(48)	(48)	(41)
(i) On June 29, 2022, we purchased the remaining 20% shareholding of our operations Panama (see note A.1.2.).
The summarized financial information for material non-controlling interests in our operations in Colombia and Panama is provided below. This information is based on amounts before inter-company eliminations.
Colombia

	2022	2021	2020
	(US$ millions)
Revenue	1,335	1,414	1,346
Total operating expenses	(492)	(509)	(470)
Operating profit	64	100	129
Net (loss) for the year	(104)	(80)	(46)
50% non-controlling interest in net (loss)	(52)	(40)	(23)
Total assets (excluding goodwill)	1,942	2,336	2,589
Total liabilities	1,890	2,158	2,303
Net assets	52	178	286
50% non-controlling interest in net assets	26	89	143
Consolidation adjustments	2	(6)	(10)
Total non-controlling interest	28	83	133
Dividends and advances paid to non-controlling interest	(2)	(5)	(4)
Net cash from operating activities	250	272	370
Net cash from (used in) investing activities	(289)	(295)	(311)
Net cash from (used in) financing activities	(133)	30	(47)
Exchange impact on cash and cash equivalents, net	(5)	(10)	(15)
Net increase (decrease) in cash and cash equivalents	(178)	(2)	(3)

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Panama

	2022(i)	2021	2020
	(US$ millions)
Revenue	651	633	585
Total operating expenses	(207)	(207)	(197)
Operating profit	106	7	(60)
Net profit (loss) for the year	29	(37)	(89)
20% non-controlling interest in net profit (loss)	4	(7)	(18)
Total assets (excluding Millicom's goodwill in Cable Onda)	1,719	1,717	1,734
Total liabilities	1,318	1,347	1,327
Net assets	401	371	407
20% non-controlling interest in net assets	—	74	81
Total non-controlling interest	—	74	81
Net cash from operating activities	148	179	193
Net cash from (used in) investing activities	(117)	(118)	(100)
Net cash from (used in) financing activities	(93)	(43)	(69)
Net increase (decrease) in cash and cash equivalents	(63)	17	24
(i) From January 1 to June 29, 2022, until the purchase of the remaining 20% shareholding of our operations Panama (see note A.1.2.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
A.2. Joint ventures
Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.
At December 31, 2022, the equity accounted net assets of our joint venture in Honduras totaled $401 million (December 31, 2021: $406 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2021: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2022, Millicom's joint venture in Honduras repatriated cash of $85 million in the form of management fees, dividend advances and repayment of a shareholder loan. For the same period last year, Millicom's joint ventures in Guatemala and Honduras repatriated cash of $62 million, out of which $13 million corresponding to other operating receivables remain outstanding.
Our main joint ventures are as follows:

Entity	Country	Activity	December 31, 2022 % holding	December 31, 2021 % holding
Telefonica Celular S.A. (i)	Honduras	Mobile, MFS	66.7	66.7
Navega S.A. de CV (i)	Honduras	Cable	66.7	66.7
Bharti Airtel Ghana Holdings B.V.	Netherlands	Holding Company	50	50
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

On October 13, 2021, Millicom, along with its joint venture partner Bharti Airtel Limited, closed the disposal of AirtelTigo Ghana to the Government of Ghana. As part of the closing conditions, each partner committed and paid $37.5 million for the reimbursement of certain local bank facilities which had been provided for in the statement of income under the line "Profit (loss) from other joint ventures and associates, net". Millicom still owns 50% of the holding company Bharti Airtel Ghana Holdings B.V..
The carrying values of Millicom’s investments in joint ventures were as follows:
Carrying value of investments in joint ventures at December 31

	2022	2021
	(US$ millions)
Honduras operations (i)	590	596
Total	590	596
(i)    Includes all the companies under the Honduras groups.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
The table below summarizes the movements for the year in respect of the Group’s joint ventures carrying values:

Honduras (i)
(US$ millions)
Opening balance at January 1, 2021	610
Results for the year	27
Dividends declared during the year	(34)
Currency exchange differences	(7)
Closing balance at December 31, 2021	596
Capital increase	3
Results for the year	32
Dividends declared during the year	(35)
Currency exchange differences	(7)
Closing balance at December 31, 2022	590
(i)    Share of profit is recognized under ‘Share of profit in joint ventures’ in the statement of income for the year ended December 31, 2022.

At December 31, 2022 and 2021 the Group had not incurred obligations, nor made payments on behalf of the Honduras operations.

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

A.2.2. Material joint ventures – Honduras, Guatemala and Ghana operations
Summarized financial information of the Honduras, Guatemala (until acquisition the remaining 45% equity interest, see note A.1.2.) and Ghana (until disposal in 2021) operations is as follows. This information is based on amounts before inter-company eliminations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Honduras

	2022	2021	2020
	(US$ millions)
Revenue	586	589	552
Depreciation and amortization	(112)	(124)	(132)
Operating profit	111	99	77
Financial income (expenses), net	(29)	(34)	(24)
Profit before taxes	80	62	58
Charge for taxes, net	(31)	(22)	(19)
Profit for the year	49	40	39
Net profit for the year attributable to Millicom	32	27	27
Dividends and advances paid to Millicom	9	—	24
Total non-current assets (excluding goodwill)	404	473	461
Total non-current liabilities	384	362	533
Total current assets	182	176	300
Total current liabilities	220	305	236
Total net assets	(17)	(18)	(8)
Group's share in %	66.7%	66.7%	66.7%
Group's share in USD millions	(12)	(12)	(5)
Goodwill and consolidation adjustments	601	608	615
Carrying value of investment in joint venture	590	596	610

Cash and cash equivalents	27	39	60
Debt and financing – non-current	334	267	390
Debt and financing – current	23	73	10
Net cash from operating activities	162	166	151
Net cash from (used in) investing activities	(109)	(89)	(145)
Net cash from (used in) financing activities	(64)	(98)	14
Net (decrease) increase in cash and cash equivalents	(12)	(21)	20

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Guatemala

	2021 (ii)	2020(i)
	(US$ millions)
Revenue	1,379	1,503
Depreciation and amortization	(282)	(323)
Operating profit	462	452
Financial income (expenses), net (i)	(40)	(95)
Profit before taxes	432	347
Charge for taxes, net	(99)	(83)
Profit for the year	333	264
Net profit for the year attributable to Millicom	183	144
Dividends and advances paid to Millicom	13	47

Cash and cash equivalents	N/A	188
Debt and financing – non-current	N/A	619
Debt and financing – current	N/A	24
Net cash from operating activities	611	598
Net cash from (used in) investing activities	(192)	(289)
Net cash from (used in) financing activities	(406)	(308)
Exchange impact on cash and cash equivalents, net	1	(2)
Net increase (decrease) in cash and cash equivalents	13	(1)
(i)    In 2020, Financial expenses included a $18 million charge related to early redemption of bonds.
(ii) Information for the statement of income and cash flows is for the period from January 1 to November 12, 2021. No information is disclosed on statement of financial position items as these are now fully consolidated in the Group numbers.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

AirtelTigo Ghana
Our joint investment in AirtelTigo Ghana has been disposed of in 2021. The only material effect for 2021 year's statement of income is the loss recognized on the exit financing which is further explained in note A.2.. Therefore, only 2020 financial information is disclosed in the table below.

2020
(US$ millions)
Revenue	132
Depreciation and amortization	(42)
Operating loss	(30)
Financial income (expenses), net	(41)
Loss before taxes	(85)
Charge for taxes, net	—
Loss for the period	(85)
Net loss for the period attributable to Millicom	0

Cash and cash equivalents	1
Debt and financing – non-current	289
Debt and financing – current	40

Net cash from (used in) operating activities	(8)
Net cash from (used in) investing activities	—
Net cash from (used in) financing activities	4
Net decrease in cash and cash equivalents	(4)

A.2.3. Impairment of investment in joint ventures
While no impairment triggers were identified for the Group’s investments in joint ventures in 2022, according to its policy, management have completed an impairment test for its joint ventures in Honduras.
The Group’s investments in Honduras operations was tested for impairment by assessing the recoverable amount (using a value in use model based on discounted cash flows) against the carrying amount. The cash flow projections used were extracted from financial budgets approved by management and reviewed by the Board (refer to note E.1.6. for further details on impairment testing). Cash flows beyond this period have been extrapolated using a perpetual growth rate of 1% (2021: 1%). Discount rate used in determining recoverable amount was 14.2% (2021: 8.9%).
For the year ended December 31, 2022 and 2021, and as a result of the impairment testing described above, management concluded that the Group’s investments for its joint ventures in Honduras should not be impaired.
Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient headroom exists from realistic changes to the assumptions that would not impact the overall results of the testing.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
A.3. Investments in associates
Millicom has significant influence over immaterial associates as shown below:

			December 31, 2022	December 31, 2021
Entity	Country	Activity(ies)	% holding	% holding
Africa
West Indian Ocean Cable Company Limited (WIOCC) (i)	Republic of Mauritius	Telecommunication carriers’ carrier	—	9.1
Latin America
MKC Brilliant Holding GmbH (LIH)	Germany	Online marketplace, retail and services	35.0	35.0
Unallocated
Milvik AB (ii)	Sweden	Other	—	9.0
(i) Divested as a result of the disposal of our Tanzanian operations (see note A.4.).
(ii) In December 2022, Millicom relinquished its seat at the board of directors of Milvik AB ("Milvik") and therefore lost its significant influence in accordance with IAS 28. As a result, the Group stopped equity accounting for its investment in Milvik and classified it as a financial asset measured at fair value in accordance with IFRS 9.
At December 31, 2022 and 2021, the carrying value of Millicom’s main associates was as follows:
Carrying value of investments in associates at December 31

	2022	2021
	(US$ millions)
Milvik AB	—	8
West Indian Ocean Cable Company Limited (WIOCC)	—	14
Total	—	22

A.3.1. Accounting for investments in associates
The Group accounts for associates in the same way as it accounts for joint ventures.

A.3.2. Impairment of interests in associates
MKC Brilliant Holding GmbH (LIH)
Millicom’s 35.0% investment in LIH had been fully impaired in two stages (by $40 million in 2016 and $48 million in 2017) as a result of the annual impairment test conducted back then. The impairment test performed in 2022 confirmed this conclusion.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
A.4.2. Millicom’s discontinued operations
In accordance with IFRS 5 and as further explained in Note A.1.3. , the Group’s former businesses in Tanzania and Chad had been classified as discontinued operations. For further details on Assets held for sale, refer to note E.4.
In accordance with IFRS 5, financial information relating to discontinued operations for the years ended December 31, 2022, 2021 and 2020 is set out below. Figures shown below are after intercompany eliminations.
Results from discontinued operations

	December 31
	2022	2021	2020
	(US$ millions)
Revenue	88	357	366
Cost of sales	(26)	(104)	(111)
Operating expenses	(27)	(131)	(126)
Other expenses linked to the disposal of discontinued operations	(11)	—	(1)
Depreciation and amortization	(21)	(83)	(89)
Other operating income (expenses), net	4	1	(9)
Gain/(loss) on disposal of discontinued operations	120	—	—
Operating profit (loss)	127	39	32
Interest income (expense), net	(12)	(36)	(64)
Other non-operating (expenses) income, net	—	(1)	1
Profit (loss) before taxes	116	3	(31)
Credit (charge) for taxes, net	(3)	(31)	(29)
Net profit/(loss) from discontinued operations	113	(28)	(60)

Cash flows from discontinued operations

	December 31
	2022	2021	2020
	(US$ millions)
Cash from operating activities, net	18	87	69
Cash from (used in) investing activities, net	(10)	(46)	(43)
Cash from (used in) financing activities, net	(9)	(35)	(34)

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Revenue from continuing operations by

	2022	2021	2020
	(US$ millions)
Mobile	2,957	2,000	1,759
Cable and other fixed services	2,145	1,938	1,794
Other	69	60	51
Service revenue	5,171	3,997	3,604
Telephone and equipment	454	263	201
Total revenue	5,624	4,261	3,805

Revenue from continuing operations by country or operation

	2022	2021	2020
	(US$ millions)
Colombia	1,335	1,414	1,346
Paraguay	556	555	544
Bolivia	621	623	584
El Salvador	474	445	389
Nicaragua	247	238	220
Costa Rica	137	141	140
Panama	650	632	585
Guatemala (i)	1,614	223	—
Other operations	2	2	3
Eliminations	(12)	(13)	(5)
Total	5,624	4,261	3,805
(i)        Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
Revenue from provision of Mobile Financial Services (MFS), such as commissions on peer to peer transfers, is generally recognized once the primary service has been provided to the customer. Revenue from interest earned on loans granted to customers are recognised over the period of the loan and are based on effective interest rates. Loan origination fees are treated as an adjustment to the effective interest rate.
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
Revenue from operating lease of tower space is recognized on a straight-line basis over the period of the underlying lease contracts. Finance leases revenue is apportioned between lease of tower space and interest income.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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

B.2. Expenses
The cost of sales and operating expenses incurred by the Group can be summarized as follows:
Cost of sales

	2022	2021	2020
	(US$ millions)
Direct costs of services sold	(941)	(841)	(748)
Cost of telephone, equipment and other accessories	(441)	(270)	(207)
Bad debt and obsolescence costs	(124)	(86)	(106)
Cost of sales	(1,506)	(1,197)	(1,060)
Operating expenses, net

	2022	2021	2020
	(US$ millions)
Marketing expenses	(570)	(450)	(349)
Site and network maintenance costs	(310)	(233)	(214)
Employee related costs (B.4.)	(494)	(474)	(453)
External and other services	(251)	(164)	(163)
Other operating expenses	(266)	(224)	(204)
Operating expenses, net	(1,890)	(1,546)	(1,383)
The other operating income and expenses incurred by the Group can be summarized as follows:
Other operating income (expenses), net

	Notes	2022	2021	2020
		(US$ millions)
Impairment of intangible assets and property, plant and equipment	E.1., E.2.	(7)	(6)	—
Gain (loss) on disposals of intangible assets and property, plant and equipment		1	5	—
Impairment of AirtelTigo's receivable	G.5.	—	—	(45)
Reverse earn-out in respect of Zantel's acquisition (i)		2	11	—
Gain (loss) on disposal of equity investments	C.7.3.	—	(15)	25
Other income (expenses) (ii)		2	10	9
Other operating income (expenses), net		(2)	5	(12)
(i)     In January 2022, Millicom received $11 million from Etisalat as earn-out income related to the purchase of Zantel in 2015. This settlement was considered as an adjusting event and recorded in 'other operating income' in the 2021 statement of income.
(ii) In 2021, other income (expenses) can be mainly attributed to social obligations spectrum liability derecognition in Paraguay of $4 million and reversal provision related to Ghana of $4 million.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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

B.3. Segmental information
Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, as discussed above, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its classification as a discontinued operation, we no longer report an Africa segment in our financial statements and will no longer report it for future periods. The Group now only operates in a single region, Latin America.
As a result, the Group now reports a single segment, called the "Group Segment," which includes the results of our Latin American operations, and regional and central corporate costs. Group Segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group Segment figures also include our operations in Guatemala as if they were fully consolidated for all comparative periods, for the same reasons. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for it using the equity method of accounting, along with our operations in Honduras.
Revenue, operating profit (loss), EBITDA and other segment information for the years ended December 31, 2022, 2021 and 2020, were as follows:

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	Group Segment (viii)	Honduras (vii)	Eliminations and transfers	Group
	(US$ millions)
Year ended December 31, 2022
Mobile revenue	3,392	(436)	1	2,957
Cable and other fixed services revenue	2,247	(108)	7	2,145
Other revenue	73	(5)	—	69
Service revenue (i)	5,712	(549)	8	5,171
Telephone and equipment revenue	491	(37)	—	454
Revenue	6,203	(586)	8	5,624
Operating profit (loss)	1,004	(121)	32	915
Add back:
Depreciation and amortization	1,454	(112)	1	1,344
Share of profit in joint ventures	—	—	(32)	(32)
Other operating expenses (income), net	(1)	3	(1)	2
EBITDA (ii)	2,457	(230)	1	2,228
EBITDA from discontinued operations	24	—	—	24
EBITDA incl discontinued operations	2,482	(230)	1	2,252
Capital expenditure (iii)	(1,042)	85	—	(957)
Spectrum paid	(93)	—	—	(93)
Changes in working capital and others (iv)	(95)	(26)	—	(121)
Taxes paid	(365)	49	—	(316)
Operating free cash flow (v)	887	(122)	1	765
Total Assets (vi)	14,543	(1,004)	660	14,198
Total Liabilities	11,097	(603)	70	10,565

(i)     Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.
(ii)    EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.
(iii)    Excluding spectrum and licenses.
(iv)    ‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.
(v)    Operating Free Cash Flow is EBITDA less capex, less spectrum paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.
(vi)    Segment assets include goodwill and other intangible assets.
(vii)    Including eliminations for Guatemala (prior to acquisition) and Honduras as reported in the Group Segment.
(viii)    As further explained above, Group Segment numbers include Guatemala (until acquisition in November 2021) and Honduras as if they were fully consolidated, and excludes Africa.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	Group Segment (viii)	Guatemala and Honduras (vii)	Eliminations and transfers	Group
	(US$ millions)
Year ended December 31, 2021
Mobile revenue	3,372	(1,372)	—	2,000
Cable and other fixed services revenue	2,273	(334)	—	1,938
Other revenue	68	(8)	—	60
Service revenue (i)	5,712	(1,715)	—	3,997
Telephone and equipment revenue	503	(240)	—	263
Revenue	6,216	(1,955)	—	4,261
Operating profit (loss)	983	(574)	210	619
Add back:
Depreciation and amortization	1,516	(403)	—	1,113
Share of profit in joint ventures	—	—	(210)	(210)
Other operating expenses (income), net	(5)	—	—	(5)
EBITDA (ii)	2,494	(977)	—	1,517
EBITDA from discontinued operations	121	—	—	121
EBITDA incl discontinued operations	2,615	(977)	—	1,638
Capital expenditure (iii)	(1,065)	238	—	(827)
Spectrum paid	(59)	22	—	(37)
Changes in working capital and others (iv)	(51)	(13)	—	(65)
Taxes paid	(271)	143	—	(127)
Operating free cash flow (v)	1,169	(587)	—	582
Total Assets (vi)	15,484	(6,432)	6,088	15,141
Total Liabilities	12,934	(1,763)	1,229	12,401

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	Group Segment (viii)	Guatemala and Honduras (vii)	Eliminations and transfers	Group
	(US$ millions)
Year ended December 31, 2020
Mobile revenue	3,220	(1,461)	—	1,759
Cable and other fixed services revenue	2,096	(302)	—	1,794
Other revenue	58	(6)	—	51
Service revenue (i)	5,374	(1,769)	—	3,604
Telephone and equipment revenue (i)	466	(266)	—	201
Revenue	5,840	(2,035)	—	3,805
Operating profit (loss)	763	(536)	175	402
Add back:
Depreciation and amortization	1,572	(453)	—	1,119
Share of profit in joint ventures	—	—	(171)	(171)
Other operating expenses (income), net	19	(3)	(4)	12
EBITDA (ii)	2,354	(992)	—	1,362
EBITDA from discontinued operations	129	—	—	129
EBITDA incl discontinued operations	2,483	(992)	—	1,491
Capital expenditure (iii)	(973)	258	—	(714)
Spectrum paid	(6)	—	—	(6)
Changes in working capital and others (iv)	65	(43)	—	22
Taxes paid	(273)	131	—	(142)
Operating free cash flow (v)	1,297	(645)	—	651
Total Assets (vi)	14,266	(5,116)	(859)	12,422
Total Liabilities	11,563	(2,044)	(987)	10,148

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Revenue from contracts with customers from continuing operations:

		Twelve months ended December 31, 2022	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
$ millions	Timing of revenue recognition	Group	Group	Group
Mobile	Over time	2,916	1,963	1,727
Mobile Financial Services	Point in time	40	37	32
Cable and other fixed services	Over time	2,145	1,938	1,794
Other	Over time	69	60	51
Service Revenue		5,171	3,997	3,604
Telephone and equipment	Point in time	454	263	201
Revenue from contracts with customers		5,624	4,261	3,805

B.4. People
Number of permanent employees

	2022	2021	2020
Subsidiaries (i)	18,534	19,749	16,955
Joint ventures (ii)	912	938	4,464
Total	19,446	20,687	21,419
(i)    Emtelco (subsidiary of EPM) headcount are excluded from this disclosure and any internal reporting because their costs are classified as direct costs and not employee related costs. Includes Guatemala for 2021.
(ii)    Only Honduras for 2022 and 2021. Includes also Guatemala and Ghana for 2020.

	Notes	2022	2021	2020
		(US$ millions)
Wages and salaries		(372)	(361)	(337)
Social security		(69)	(66)	(62)
Share based compensation	B.4.1.	(29)	(16)	(23)
Pension and other long-term benefit costs	B.4.2.	(2)	(6)	(4)
Other employees related costs		(22)	(25)	(27)
Total		(494)	(474)	(453)

B.4.1. Share-based compensation
1.Equity-settled
Millicom shares granted to management and key employees includes share-based compensation in the form of long-term share incentive plans. Since 2016, Millicom has two types of annual plans, a performance share plan (PSP) and a deferred share plan (DSP). The different plans are further detailed below.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Cost of share-based compensation

	2022	2021	2020
	(US$ millions)
2018 incentive plans	—	—	(2)
2019 incentive plans	—	3	(8)
2020 incentive plans	(3)	(3)	(13)
2021 incentive plans	(11)	(17)	—
2022 incentive plans	(15)	—	—
Total share based compensation	(29)	(17)	(24)
Deferred share plan (unchanged since 2014, except for vesting schedule)
As from the 2019 plan, shares vest at a rate of 30% on January 1 of each of year one and two, and the remaining 40% on January 1 of year three. Vesting is conditional upon the participant remaining employed with Millicom at each vesting date. The cost of this long-term incentive plan, which is not conditional on performance conditions, is calculated as follows:
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
Performance share plan (for plans issued from 2021)
Shares granted under this performance share plan generally follow the same rules as for previous performance share plans. However, for LTI 2021 plan, Millicom had added a time vesting Restricted Stock Units (“RSU’s”) representing 35% of the total award. The RSU’s will be vesting at the end of three years depending on satisfactory service condition. RSU's have been removed from the plan rules from 2022. The Relative TSR, which account for 20% of the award, will be measured over the 10 trading days before / after December 31 of the last year of the corresponding three-year measurement period. The Service Revenue (LTI 2022: 30%; LTI 2021: 15%) and Operating Cash Flow after Leases ("OCFaL") (LTI 2022: 50%; LTI 2021: 30%) performance conditions will not be measured based on a CAGR anymore but on the actual cumulative achievement against the 3-year cumulative targets to better reflect the performance over the three-year period rather than simply the end point as is the case with a CAGR target.
For the performance share plans, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.
Assumptions and fair value of the shares under the TSR portion(s)

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Share fair value (in US$)
Performance share plan 2022 (Relative TSR)	2.01	0.00	47.94	2.80	29.12
Performance share plan 2021 (Relative TSR)	0.29	1.28	46.28	2.82	52.99
Performance share plan 2020 (Relative TSR)	0.61	1.47	24.54	2.93	55.66
Performance share plan 2019 (Relative TSR)	(0.24)	3.01	26.58	2.93	49.79
Performance share plan 2018 (Relative TSR)	(0.39)	3.21	30.27	2.93	57.70
(i)    Historical volatility retained was determined on the basis of a three-year historic average.
The cost of the long-term incentive plans which are conditional on market conditions is calculated as follows:
Fair value (market value) of shares at grant date (as calculated above) x number of shares expected to vest.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition (such as the Relative TSR). These are treated as vested, regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.
Plan awards and shares expected to vest

	2022 plans		2021 plans		2020 plans		2019 plans
	PSP	DSP	PSP	DSP	PSP	DSP	PSP	DSP
			(number of shares)
Initial shares granted	306,641	865,862	451,363	536,890	341,897	370,131	257,601	297,856
Additional shares granted(i)	—	47,588	—	5,824	—	5,928	—	43,115
Effect of the Right Offering(ii)	83,926	227,947	115,575	93,375	20,862	32,526	—	—
Revision for forfeitures	—	(21,990)	(25,938)	(28,130)	(265,632)	(34,857)	(257,293)	(32,253)
Revision for cancellations	—	—	—	(9,250)	—	(4,996)	—	—
Total before issuances	390,567	1,119,407	541,000	598,709	97,127	368,732	308	308,718
Shares issued in 2019	—	—	—	—	—	—	(150)	(24,294)
Shares issued in 2020	—	—	—	—	—	(3,571)	(17)	(96,629)
Shares issued in 2021	—	—	(1,121)	(5,760)	—	(113,653)	—	(87,141)
Shares issued in 2022	—	(13,957)	(2,071)	(160,596)	—	(100,362)	(141)	(100,654)
Performance conditions not met	—	—	—	—	(97,127)	—	—	—
Shares still expected to vest	390,567	1,105,450	537,808	432,353	—	151,146	—	—
Estimated cost over the vesting period (US$ millions)	7	20	16	19	4	15	na	na
(i)    Additional shares granted represent grants made for new joiners and/or as per CEO contractual arrangements.
(ii)     In 2022, as per plan rules, additional shares have been granted to all participants for unvested plans as a result of the effect of the right offering (see note C.1. ).

2.Cash-settled
In 2021, and in the light of the impact on future LTI awards as a consequence of the impact of COVID-19 on our business, the Board awarded a one-time Retention Plan to a selected group of executives, including the CEO and CFO. The plan is based on Market Stock Units (“MSU”) and is a performance-based scheme where the outcome is dependent on the share price at the time of vesting. The number of MSUs granted to each participant was determined on the basis of a share price at inception of $33.83 for Tranche 2022 and $36.90 for Tranche 2023 (targets consider that Millicom share price at grant date - $30.75 - will appreciate 10% for Tranche 2022 and 20% for tranche 2023 from the grant price). The aforementioned share prices and number of units granted have been amended as a result of the effect of the right offering (see note C.1. ). At the vesting date, the value of the MSU will be determined by the 30-trading day average share price ending on June 30, 2022 for Tranche 2022, and the 30-trading day average share price ending on June 30, 2023 for Tranche 2023. For each Tranche, the payment will be made in cash 12 months after those dates, provided the participant is still employed (subject to limited allowances for good leavers). For every participant, payment is capped at 150% of their Target MSU Award Value set up for each Tranche. Participants of the Retention Plan were required to forfeit their awards under the LTI plans 2019 and 2020 in respect of the Financial targets (Service Revenue and Operating Cash flow growths), provided that the TSR component will continue to be active for these schemes.

The MSU is a cash-settled share-based payment plan and Millicom will measure the services acquired over the relevant service period and the liability incurred at the fair value of the liability. Until the liability is settled, Millicom is required to remeasure the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in value recognised the statement of income.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
As of December 31, 2022 and 2021, the fair value of the liability amounts to $2 million and $3 million, respectively, and was determined by using Millicom's share price (using a Black-Scholes model would not result in material differences). The related cost for the years ended December 31, 2022 and 2021, amounts to a credit of $1 million (as a result of the share price decrease over the year) and an expense of $3 million, respectively.

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
At December 31, 2022, the defined benefit obligation liability amounted to $37 million (2021: $42 million) and payments expected in the plans in future years totals $77 million (2021: $81 million). The average duration of the defined benefit obligation at December 31, 2022 is 4 years (2021: 5 years). The termination plans apply to employees that joined UNE prior to December 30, 1996. The level of payments depends on the number of years in which the employee has worked before retirement or termination of their contract with UNE.
Except for the UNE pension plan described above, there are no other significant defined benefits plans in the Group.

B.4.3. Directors and executive management
The remuneration of the members of the Board of Directors comprises an annual fee and shares. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at their Annual General Meeting (AGM).

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Remuneration charge for the non-executive Directors of the Board (gross of withholding tax)

	2022	2021	2020
	(US$ ’000)
Chairperson	315	300	300
Other non-executive directors of the Board	1,408	1,338	1,188
Total (i)	1,723	1,638	1,488

Shares beneficially owned by the non-executive Directors

	2022	2021
	(number of shares)
Chairperson	43,891	18,634
Other non-executive directors of the Board	152,298	61,022
Total (i)	196,189	79,656
(i)Cash compensation is denominated in USD. Share based compensation is based on the market value of Millicom shares on the corresponding AGM date (2022: in total 41,167 shares; 2021: in total 24,737 shares; 2020: in total 32,358 shares. Net remuneration comprised 73% in shares and 27% in cash (SEK) (2021: 73% in shares and 27% in cash; 2020: 71% in shares and 29% in cash).
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
Remuneration charge for the Executive Team

	Mr. Mauricio Ramos	Mr. Sheldon Bruha	Mr. Tim Pennington	Other Executive Team Members (5 members)
	(US$ ’000)
2022
Base salary	1,216	598	581	2,883
Bonus	1,650	541	—	2,044
Pension	287	144	87	663
Other benefits	82	67	40	312
MSU (v)	373	—	67	174
Termination benefits	—	—	877	—
Total before share based compensation	3,608	1,351	1,653	6,076
Share based compensation(i)(ii) in respect of 2022 LTIP (iv)	5,567	688	888	4,927
Total	9,175	2,039	2,540	11,004

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	Mr. Mauricio Ramos	Mr. Tim Pennington	Other Executive Team Members (5 members)
	(US$ ’000)
2021
Base salary	1,185	708	2,783
Bonus	2,164	969	2,718
Pension	284	106	652
Other benefits	88	46	791
MSU (v)	991	198	545
Total before share based compensation	4,712	2,027	7,489
Share based compensation(i)(ii) in respect of 2020 LTIP (iv)	7,914	1,652	5,383
Total	12,626	3,679	12,872

	Mr. Mauricio Ramos	Mr. Tim Pennington	Other Executive Team Members (5 members) (iii)
	(US$ ’000)
2020
Base salary	1,173	670	2,612
Bonus	1,301	509	1,837
Pension	285	100	663
Other benefits	82	38	303
Total before share based compensation	2,841	1,317	5,414
Share based compensation(i)(ii) in respect of 2019 LTIP (iv)	7,114	1,834	3,796
Total	9,955	3,151	9,210
(i)    See note B.4.1.
(ii)    290,049 and 338,171 were awarded in 2022 under the 2019 LTIPs to Mauricio Ramos and the Executive Team (2021: 196,904 and 211,578, respectively; 2020: 153,894 and 135,269, respectively).
(iii)    'Other Executives' includes compensation paid in 2020 to Rachel Samren former Chief External Affairs Officer (departed on August 31, 2020) and to HL Rogers former Chief Ethics and Compliance Officer (departed on January 1, 2020). Additionally other Benefits' for 'Other Executives' include medical and dental insurance for Daniel Loria, former CHRO.
(iv)    Calculated based on the closing Millicom share price on the Nasdaq in the US at the grant date.
(v)    Represents the amount earned in the year.

Share ownership and unvested share awards granted from Company equity plans to the Executive team

	CEO	Executive team	Total
	(number of shares)
2022
Share ownership (vested from equity plans and otherwise acquired)	426,607	297,061	723,668
Share awards not vested	519,006	593,765	1,112,771
2021
Share ownership (vested from equity plans and otherwise acquired)	232,562	221,407	453,969
Share awards not vested	278,666	295,568	574,234

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
B.5. Other non-operating (expenses) income, net
Non-operating items mainly comprise changes in fair value of derivatives and the impact of foreign exchange fluctuations on the results of the Group.

		December 31
	Note	2022	2021	2020
		(US$ millions)
Change in fair value of derivatives	C.7.2.	12	3	(11)
Change in fair value in investment in Milvik (i)		(6)	—	—
Change in fair value in investment in Jumia (vi)		—	—	(18)
Change in fair value in investment in HT (ii)	C.7.3.	—	18	(16)
Change in value of call option asset and put option liability (iii)	C.7.4.	(1)	(31)	5
Exchange gains (losses), net		(84)	(42)	(69)
Other		1	2	2
Total other non-operating (expenses) income, net		(78)	(49)	(107)
(i) )(Milvik) Please see note A.3.
(ii) In June 2021, Millicom disposed of its entire stake in HT for a total net consideration of $163 million, triggering a net loss on disposal of $15 million recorded in the statement of income under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under "Other non-operating (expenses) income, net"
(iii) Until June 29, 2022, date on which the non-controlling shareholders of Tigo Panama exercised their put option right to sell their remaining 20% shareholding to Millicom (see note A.1.2.).
(vi) In June 2020, Millicom disposed of its entire stake in Jumia for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under "Other non-operating (expenses) income, net" .
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

B.6. Taxation

B.6.1. Income tax expense
Tax mainly comprises income taxes of subsidiaries and withholding taxes on intra-group dividends and royalties for use of Millicom trademarks and brands. Millicom operations are in jurisdictions with income tax rates of 10% to 35% levied on either revenue or profit before income tax (2021: 10% to 35%; 2020: 10% to 35%). Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Income tax charge

	2022	2021	2020
	(US$ millions)
Income tax (charge) credit
Withholding tax	(70)	(56)	(83)
Other income tax relating to the current year	(165)	(106)	(60)
Adjustments in respect of prior years(i)	(39)	(13)	(12)
Total	(274)	(175)	(155)
Deferred tax (charge) credit
Origination and reversal of temporary differences	168	72	95
Effect of change in tax rates	—	29	(5)
Tax income (expense) before valuation allowances	168	101	90
Effect of valuation allowances	(114)	(81)	(15)
Total	54	20	75
Adjustments in respect of prior years	(2)	(3)	8
	52	17	83
Tax (charge) credit on continuing operations	(222)	(158)	(72)
Tax (charge) credit on discontinuing operations	(3)	(31)	(29)
Total tax (charge) credit	(225)	(189)	(101)
(i) Mainly due to the adherence to a tax amnesty in one of our operations for a total cash outflow of $40 million, out of which $34 million have been provided for in 2022 and the rest in previous years.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Reconciliation between the tax expense and tax at the weighted average statutory tax rate is as follows:
Income tax calculation

	2022			2021			2020
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(US$ millions)
Profit before tax	238	116	354	728	3	731	(252)	(31)	(283)
Tax at the weighted average statutory rate	(47)	(27)	(74)	(153)	(1)	(154)	76	9	85
Effect of:
Items taxed at a different rate	37	—	37	9	—	9	1	—	1
Change in tax rates on deferred tax balances	—	—	—	29	—	29	(5)	—	(5)
Expenditure not deductible and income not taxable	1	26	27	83	(4)	79	(99)	(7)	(106)
Unrelieved withholding tax	(68)	—	(68)	(55)	—	(55)	(83)	—	(83)
Accounting for associates and joint ventures	9	—	9	41	—	41	42	—	42
Movement in deferred tax on unremitted earnings	1	—	1	(15)	—	(15)	15	—	15
Unrecognized deferred tax assets	(114)	(2)	(116)	(138)	(6)	(144)	(23)	(4)	(27)
Recognition of previously unrecognized deferred tax assets	—	—	—	57	—	57	8	—	8
Adjustments in respect of prior years	(41)	—	(41)	(16)	(20)	(36)	(4)	(27)	(31)
Total tax (charge) credit	(222)	(3)	(225)	(158)	(31)	(189)	(72)	(29)	(101)
Weighted average statutory tax rate	19.7%		20.9%	21.0%		21.1%	30.2%		30.0%
Effective tax rate	93.3%		63.6%	21.7%		25.9%	(28.6)%		(35.7)%

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
Deferred tax

	Fixed assets	Unused tax losses	Unremitted earnings	Other	Offset	Total
	(US$ millions)
Balance at December 31, 2020	(142)	187	(11)	(46)	—	(12)
Deferred tax assets	97	187	—	102	(189)	197
Deferred tax liabilities	(239)	—	(11)	(148)	189	(209)
Balance at December 31, 2020	(142)	187	(11)	(46)	—	(12)
(Charge)/credit to income statement	23	(27)	(15)	16	—	(3)
Change in scope	(9)	—	—	3	—	(6)
Charge to Other Comprehensive Income	—	—	—	(1)	—	(1)
Exchange differences	(2)	(4)	—	(6)	—	(12)
Balance at December 31, 2021	(130)	156	(26)	(34)	—	(34)
Deferred tax assets	97	156	—	162	(235)	180
Deferred tax liabilities	(227)	—	(26)	(196)	235	(214)
Balance at December 31, 2021	(130)	156	(26)	(34)	—	(34)
Transfers to Assets Held for Sale	57	—	—	(9)	—	48
(Charge)/credit to income statement	29	(131)	1	153	—	52
Charge to Other Comprehensive Income	—	—	—	1	—	1
Exchange differences	—	(3)	—	(8)	—	(11)
Balance at Balance at 31 December 2022	(44)	22	(25)	103	—	56

Deferred tax assets	109	22	—	104	(31)	204
Deferred tax liabilities	(153)	—	(25)	(1)	31	(148)
Balance at December 31, 2022	(44)	22	(25)	103	—	56

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Fixed assets	Unused tax losses	Other	Total
	(US$ millions)
At December 31, 2022	90	5,535	71	5,696
At December 31, 2021	117	4,856	103	5,076

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Unrecognized tax losses carryforward related to continuing operations expire as follows:

	2022	2021	2020
	(US$ millions)
Expiry:
Within one year	—	1	3
Within one to five years	3	2	3
After five years	1,598	1,232	1,089
No expiry	3,934	3,621	3,573
Total	5,535	4,856	4,668
With effect from 2017, Luxembourg tax losses incurred may be carried forward for a maximum of 17 years. Losses incurred before 2017 may be carried forward without limitation of time.
At December 31, 2022, Millicom had $640 million of unremitted earnings of Millicom operating subsidiaries for which no deferred tax liabilities were recognized (2021: $725 million; 2020: $621 million). Except for intragroup dividends to be paid out of 2022 profits in 2023 for which deferred tax of $25 million (2021: $26 million; 2020 $11 million) has been provided, it is anticipated that intra-group dividends paid in future periods will be made out of profits of future periods.

B.7. Earnings per share
Basic earnings (loss) per share are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during each year.
Diluted earnings (loss) per share are calculated by dividing the net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential shares.
Net profit/(loss) used in the earnings (loss) per share computation

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	2022	2021(ii) (iii)	2020(ii) (iii)
	(US$ millions)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	64	618	(284)
Net profit (loss) attributable to equity holders from discontinued operations	113	(28)	(60)
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	177	590	(344)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	139,049	128,571	128,625
Potential shares as a result of long term incentive plans	640	549	355
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	139,690	129,120	128,980

	(U.S. dollars)
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.46	4.81	(2.21)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.81	(0.22)	(0.47)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.27	4.59	(2.68)
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.46	4.79	(2.20)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.81	(0.22)	(0.47)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.27	4.57	(2.67)
(i) For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.
(ii) Re-presented for discontinued operations (see note A.4.).
(iii) As required by IAS 33 ‘Earnings per share’ the impact of the bonus element included within the rights offering (see note C.1. ) has been included in the calculations of the basic and diluted earnings per share for the current year/period and comparative figures have been re-presented accordingly.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Share capital, share premium

	2022 (i)	2021
Authorized and registered share capital (number of shares)	200,000,000	133,333,200
Subscribed and fully paid up share capital (number of shares)	172,096,305	101,739,217
Par value per share	1.50	1.50
Share capital (US$ millions)	258	153
Share premium (US$ millions)	1,085	476
Total (US$ millions)	1,343	628
(i) On December 13, 2021, in the view of the upcoming right offering, Millicom's Board of Directors proposed to increase the authorized share capital of the Company to $300 million divided into 200 million shares with a par value of $1.50 each, through an extraordinary general meeting ("EGM"). The proposal has been ratified at the EGM which took place on February 28, 2022.
On May 18, 2022, the Board of Directors of Millicom resolved on a rights offering (the "Rights Offering") granting preferential subscription rights to existing holders of shares and Swedish Depositary Receipts ("SDRs") to subscribe for up to 70,357,088 shares in aggregate.
Those who were registered as holders of shares/SDR register on May 23, 2022, received one subscription right for each share ("Share Right") or SDR ("SDR right") held in Millicom. 10 share rights entitled a holder thereof to subscribe for 7 new shares in Millicom and 10 SDR Rights entitled a holder thereof to subscribe 7 new SDRs in Millicom. The subscription price was set at SEK 106 per new SDR and $10.61 per new share. The subscription price in SEK was determined based on the subscription price in U.S dollars as resolved by Millicom, $10.61 per new share, using the SEK-U.S dollar exchange rate published by the Swedish Central Bank on May 17, 2022.
The record date for participation in the Rights Offering was May 23, 2022. The subscription period ran from May 27, 2022 up to June 13, 2022.
The result of the Rights Offering showed that 68,822,675 shares, including those represented by SDRs, have been subscribed for by the exercise of basic subscription rights. The remaining 1,534,413 shares, including those represented by SDRs, were allotted to those investors who subscribed for them pursuant to over subscription privileges. The Rights Offering was thus fully subscribed, and Millicom received proceeds amounting to approximately $717 million after deducting underwriting commissions and other offering expenses of $28 million.
The Rights Offering resulted in the issuance of 70,357,088 new shares, which increased the number of outstanding shares in Millicom from 101,739,217 to 172,096,305. As a result, the share capital increased by $106 million to $258 million from $153 million. The remaining $611 million have been allocated to the Group's share premium account.
Other equity reserves

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	Legal reserve	Equity settled transaction reserve	Hedge reserve	Currency translation reserve	Pension obligation reserve	Total
	(US$ millions)
As of January 1, 2020	16	52	(18)	(593)	(2)	(544)
Share based compensation	—	24	—	—	—	24
Issuance of shares – 2015, 2016, 2017 LTIPs	—	(26)	—	—	—	(26)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	(1)	—	—	(1)
Currency translation movement	—	—	0	(12)	—	(12)
As of December 31, 2020	16	50	(19)	(605)	(4)	(562)
Share based compensation	—	18	—	—	—	18
Issuance of shares –2016, 2017, 2018 LTIPs	—	(25)	—	—	—	(25)
Remeasurements of post-employment benefit obligations	—	—	—	—	2	2
Cash flow hedge reserve movement	—	—	14	—	—	14
Currency translation movement	—	—	1	(41)	—	(41)
As of December 31, 2021	16	43	(3)	(646)	(3)	(593)
Share based compensation	—	25	—	—	—	25
Issuance of shares –2017, 2018, 2019 LTIPs	—	(17)	—	—	—	(17)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	8	—	1	9
Currency translation movement	—	—	—	20	—	20
As of December 31, 2022	16	51	5	(626)	(4)	(559)
C.1.1. Legal reserve
If Millicom International Cellular S.A. reports an annual net profit on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. No appropriation was required in 2021 or 2022 as the 10% minimum level was reached in 2011, a further allocation will be needed in 2023 as a result of the recent capital increase.

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

C.1.4. Currency translation reserve
In the financial statements, the relevant captions in the statements of financial position of subsidiaries with functional currencies different to US dollar, are translated to US dollars using the closing exchange rate. Statements of income or statement of income captions (including those of joint ventures and associates) are translated to US dollars at monthly average exchange rates during the year. The currency translation reserve includes foreign exchange gains and losses arising from these translations. When the Group disposes of or loses control or significant influence over a foreign operation, exchange differences that were recorded in equity are recognized in the consolidated statement of income as part of gain or loss on sale or loss of control and/or significant influence.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
C.2. Dividend distributions
No dividend distributions were made in the last three years as the Group pivoted its shareholder's remuneration strategy to share buybacks.
In addition, the ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. At December 31, 2022, $472 million (December 31, 2021: $486 million; December 31, 2020: $310 million) of Millicom’s retained profits represent statutory reserves that are unavailable to be distributed to owners of the Company.

C.3. Debt and financing
Debt and financing by type (i)

	Note	2022	2021
		(US$ millions)
Debt and financing due after more than one year
Bonds	C.3.1.	4,879	4,030
Banks	C.3.2.	1,776	1,851
Other financing (ii)		30	36
Total non-current financing		6,686	5,916
Less: portion payable within one year		(61)	(12)
Total non-current financing due after more than one year		6,624	5,904
Debt and financing due within one year
Bonds	C.3.1.	101	61
Banks	C.3.2.	18	1,768
Total current debt and financing		119	1,828
Add: portion of non-current debt payable within one year		61	12
Total		180	1,840
Total debt and financing		6,804	7,744
(i)    See note D.1.1. for further details on maturity profile of the Group debt and financing.
(ii) In July 2018, the Company issued a COP144,054.5 million /$50 million bilateral facility with IIC (Inter-American Development Bank) for a USD indexed to COP Note. The note bears interest at 9.450% p.a.. This COP Note is used as net investment hedge of the net assets of our operations in Colombia.

Debt and financing by location

	2022	2021
	(US$ millions)
Millicom International Cellular S.A. (Luxembourg)	2,573	4,020
Guatemala	1,465	605
Colombia	605	802
Paraguay	678	751
Bolivia	260	310
Panama	773	846
Tanzania	—	188
Costa Rica	128	121
El Salvador	173	100
Nicaragua	147	—
Total debt and financing	6,804	7,744
Debt and financing are initially recognized at fair value, net of directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the effective interest rate. Any difference

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 between the initial amount and the maturity amount is recognized in the consolidated statement of income over the period of the borrowing. Borrowings are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least 12 months from the statement of financial position date.

C.3.1. Bond financing
Bond financing

	Note	Country	Maturity	Interest Rate %	2022	2021
					(US$ millions)
SEK Variable Rate Notes	1	Luxembourg	2024	STIBOR (i) + 2.350%	191	220
SEK Variable Rate Notes	1	Luxembourg	2027	STIBOR (i) + 3.000%	214	—
USD 4.500% Senior Notes	2	Luxembourg	2031	4.500%	779	777
USD 6.625% Senior Notes	3	Luxembourg	2026	6.625%	147	147
USD 6.250% Senior Notes	4	Luxembourg	2029	6.250%	670	670
USD 5.125% Senior Notes	5	Luxembourg	2028	5.125%	446	445
USD 5.875% Senior Notes	6	Paraguay	2027	5.875%	508	556
PYG 8.750% Notes (tranche A)	6	Paraguay	2024	8.750%	16	17
PYG 9.250% Notes (tranche B)	6	Paraguay	2026	9.250%	7	7
PYG 10.000% Notes (tranche C)	6	Paraguay	2029	10.000%	9	9
PYG 9.250% Notes (tranche D)	6	Paraguay	2026	9.250%	1	1
PYG 10.000% Notes (tranche E)	6	Paraguay	2029	10.000%	3	4
PYG 9.250% Notes (tranche F)	6	Paraguay	2027	9.250%	2	2
PYG 10.000% Notes (tranche G)	6	Paraguay	2030	10.000%	3	3
PYG 6.000% Notes (tranche H)	6	Paraguay	2026	6.000%	13	14
PYG 6.700% Notes (tranche I)	6	Paraguay	2028	6.700%	19	21
PYG 7.500% Notes (tranche J)	6	Paraguay	2031	7.500%	22	23
BOB 5.800% Notes	7	Bolivia	2026	5.800%	35	50
BOB 4.850% Notes	7	Bolivia	2023	4.850%	14	28
BOB 3.950% Notes	7	Bolivia	2024	3.950%	14	21
BOB 4.600% Notes	7	Bolivia	2024	4.600%	41	40
BOB 4.300% Notes	7	Bolivia	2029	4.300%	15	17
BOB 4.300% Notes	7	Bolivia	2022	4.300%	—	11
BOB 4.700% Notes	7	Bolivia	2024	4.700%	21	25
BOB 5.300% Notes	7	Bolivia	2026	5.300%	8	9
BOB 5.000% Notes	7	Bolivia	2026	5.000%	48	54
UNE Bond 2 (tranches A and B)	8	Colombia	2023	CPI + 4.76%	31	38
UNE Bond 3 (tranche A)	8	Colombia	2024	9.350%	33	40
UNE Bond 3 (tranche B)	8	Colombia	2026	CPI + 4.15%	53	64
UNE Bond 3 (tranche C)	8	Colombia	2036	CPI + 4.89%	26	32
UNE Bond 6.600%	8	Colombia	2030	6.600%	31	38
UNE Bond 4 (tranche A)	8	Colombia	2028	5.560%	24	29
UNE Bond 4 (tranche B)	8	Colombia	2031	CPI + 2.61%	59	71
UNE Bond 4 (tranche C)	8	Colombia	2036	CPI + 3.18%	18	21
USD 4.500% Senior Notes	9	Panama	2030	4.500%	589	587
USD Comcel Senior Notes 5.125%	10	Guatemala	2032	5.125%	870	—
Total bond financing					4,980	4,090
(i)    STIBOR – Swedish Interbank Offered Rate.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Luxembourg
(1)    SEK Notes
In May 2019, MIC S.A. completed its offering of a SEK 2 billion floating rate senior unsecured sustainability bond due 2024 (the "2024 SEK bond"). The bond carries a floating coupon of 3-month Stibor+235bps. Costs of issuance of $2.4 million is amortized over the five year life of the bond (the effective interest rate is 2.6%)
On January 10, 2022, Millicom placed another SEK 2.2 billion floating rate senior unsecured sustainability bond due on 2027 (the "2027 SEK bond") and carrying a floating coupon priced at 3-month Stibor+300bps. Costs of issuance of $2.4 million is amortized over the five year life of the bond (the effective interest rate is 3.23%)
Millicom has been using the proceeds in accordance with the Sustainability Bond Framework which includes both environmental and social investments such as in energy efficiencies, and the expansion of its fixed and mobile networks. The latter are listed on the Nasdaq Stockholm sustainable bond list.
The 2024 SEK bond is swapped with various banks to hedge its principal and interest rate exposure, pursuant to which it will effectively pay fixed-rate coupons in US dollars between 4.990% and 4.880%. The 2027 SEK bond is swapped to US dollars to hedge the exchange risk of its principal and interest payments (see D.1.2.).
(2)    (2031) USD 4.500% Senior Notes
On October 19, 2020, MIC S.A. issued $500 million aggregate principal amount of 4.500% Senior Notes due 2031. The Notes bear interest at 4.500% p.a., payable semiannually in arrears on each interest payment date. Proceeds were used to early redeem MIC S.A.'s $500 million 6.000% Senior Notes due 2025. Costs of issuance of $5.5 million is amortized over the eleven-year life of the notes (the effective interest rate is 4.800%).
On September 22, 2021, Millicom announced the early participation exchange results from its offer dated September 8, 2021; $302.1 million of the 6.625% Notes due 2026 were exchanged for $307.5 million of the 4.5% Notes due 2031 (at 101.812% exchange ratio). The gain of $15 million, derived from applying the "modification accounting" under IFRS 9 to this exchange, has been recorded under "Interest and other financial income" in the statement of income during the year ended December 31, 2021. Transaction costs attributable to this exchange amount to approximately $4 million and are amortized over the remaining life of the Notes due 2031.
(3)    (2026) USD 6.625% Senior Notes
In October 2018, MIC S.A. issued $500 million aggregate principal amount of 6.625% Senior Notes due 2026. The Notes bear interest at 6.625% p.a., payable semiannually in arrears on each interest payment date. Proceeds were used to finance Cable Onda’s acquisition. Costs of issuance of $6 million were amortized over the eight-year life of the notes (the effective interest rate is 6.750%).
As aforementioned, $302.1 million of the 6.625% Notes due 2026 were exchanged during 2021 for $307.5 million of newly issued 4.5% Notes due 2031.
On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. This redemption followed Millicom’s announcement dated February 11, 2021. Total consideration of approximately $180 million was funded from cash, consistent with the Company's decision to prioritize debt reduction. The redemption premium of $5 million and the accelerated amortization of the upfront costs of $3 million, have been recorded in the line "Interest and other financial expenses" in the statement of income during the year ended December 31, 2021.
(4)    (2029) USD 6.250% Senior Notes
In March 2019, MIC S.A. issued $750 million of 6.250% notes due 2029. The notes bear interest at 6.250% p.a., payable semi-annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. The net proceeds were used to finance, in part, the completed Telefónica CAM Acquisitions (see note A.1.2.). Costs of issuance of $8.2 million are amortized over the ten-year life of the notes (the effective interest rate is 6.360%).
On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. See above.
(5)    (2028) USD 5.125% Senior Notes
In September 2017, MIC S.A. issued a $500 million, ten-year bond due January 2028, with an interest rate of 5.125%. Costs of issuance of $7 million are amortized over the ten year life of the notes (effective interest rate is 5.240%).
On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. See above.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Paraguay
(6)    (2027) USD 5.875% Senior Notes and (2024-2031) PYG Notes
In April 2019, Telefónica Celular del Paraguay S.A.E. (Telecel) issued $300 million 5.875% senior notes due 2027. The notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds were used to finance the repurchase of the Telecel 6.750% 2022 notes. Costs of issuance of $4 million are amortized over the eight-year life of the notes (the effective interest rate is 6.04%). On January 28, 2020, Telecel issued at a premium $250 million of 5.875% Senior Notes due 2027 (the "New Notes"), representing an additional issuance from the Senior Notes described above. The New Notes are treated as a single class with the initial notes, and were priced at 106.375% for an implied yield to maturity of 4.817%. The corresponding $15 million premium received is amortized over the Senior Notes maturity. On November 4, 2022, Telecel announced a tender offer (early tender consideration for $927.5 for each $1,000 principal amount of notes) to purchase for cash up to $55 million in aggregate principal amount of the Senior Notes. On November 20, 2022, Telecel announced that approximately $47 million in principal amount of the mentioned Notes, have been accepted and settled on November 21, 2022. Late tender expired on December 6, 2022 with no further tendered Notes. Total consideration amounted to approximately $44 million with a net financial income impact of $3 million given the Notes were repurchased below their par value.
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
Between June 2019 and February 2020, Telecel registered and completed the issuance of a bond program for PYG 300,000 million (approximately $41 million using December 31, 2022 exchange rate) program on the Paraguayan stock market, launched in different series from 5 years to 10 years.
On October 1, 2021, Telecel issued another PYG 400,000 million bond (approximately $54 million using December 31, 2022 exchange rate) in three series with fixed interest rates between 6% to 7.5% and a repayment period from 5 to 10 years.
Bolivia
(7)    BOB Notes
In November 2015, Telefónica Celular de Bolivia S.A. issued a BOB 696 million (approximately $100 million) of notes in two series, series A for BOB 104.4 million (approximately $15 million), with a fixed annual interest rate of 4.050%, maturing in August 2020 and series B for BOB 591.6 million (approximately $85 million) with a fixed annual interest rate of 4.850%, maturing in August 2023. The bond has coupon with interest payable semi-annually in arrears in March and September during the first two years, thereafter each February and August. The effective interest rate is 4.840%. These bonds are listed on the Bolivia Stock Exchange.
In August 2016, Telefónica Celular de Bolivia S.A. issued a new bond for a total amount of BOB 522 million consisting of two tranches (approximately $50 million and $25 million, respectively). Tranche A and B bear fixed interest at 3.950% and 4.300%, and will mature in June 2024 and June 2029, respectively. These bonds are listed on the Bolivia Stock Exchange.
In October 2017, Telefónica Celular de Bolivia S.A placed approximately $80 million of local currency bonds in three tranches, which mature in 2022, 2024 and 2026 with a 4.300% , 4.700% and 5.300% respectively. These bonds are listed on the Bolivia Stock Exchange.
In July 2019 Telefónica Celular de Bolivia S.A issued two bonds one for BOB 420 million (approximately $61 million) with a 5.000% coupon maturing on August 2026 and another one for BOB 280 million (approximately $40 million) with a 4.600% coupon maturing on August 2024. Interest payments is semiannual and both bonds are listed on the Bolivia Stock Exchange.
In December 2020, Telefónica Celular de Bolivia S.A. issued BOB 345 million (approximately $50 million) senior notes due 2026.
Colombia
(8)    UNE Bonds
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
On February 16, 2021, UNE issued under the approved local bond program, a COP 485,680 million bond (approximately $138 million using the transaction date exchange rate) with 3 maturities; Series 7 years at 5.56% fixed rate, Series 10 years at CPI plus 2.61% and Series 15 years at CPI plus 3.18% margin. With the aim to improve UNE’s natural hedge against local currency, the bond proceeds were used on March 26, 2021 to partially repay 50% of the $300 million syndicated loan of Colombia Movil S.A. (originally due in December 2024).
Panama
(9) Cable Onda Bonds
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
Guatemala
(10)    (2032) USD 5.125% Senior Notes
On January 27, 2022, our principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of 10-year $900 million Senior Notes with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations (see note A.1.2.).
On November 4, 2022, Comcel announced a tender offer (early tender consideration for $822.5 for each $1,000 principal amount of notes) to purchase for cash up to $90 million in aggregate principal amount of the Senior Notes. On November 20, 2022, Comcel announced that approximately $19 million in principal amount of the mentioned Notes, have been accepted and settled on November 21, 2022. Late tender expired on December 6, 2022 with no further tendered Notes. Total consideration amounted to approximately $16 million with a net financial income impact of $3 million given the Notes were repurchased below their par value.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

C.3.2. Bank and Development Financial Institution financing

	Note	Country	Maturity range	Interest rate	2022	2021
					(US$ millions)
Fixed rate loans
PYG Long-term loans	1	Paraguay	2023-2026	Fixed	76	94
USD - Long-term loans	2	Panama	2025-2026	Fixed	185	259
BOB Long-term loans	3	Bolivia	2023-2026	Fixed	64	54
GTQ Long-term loans	8	Guatemala	2025-2027	Fixed	595	605
Variable rate loans
USD Long-term loans	4	Costa Rica	2026	Variable	32	33
CRC Long-term loans	4	Costa Rica	2026	Variable	96	88
USD Long-term loans		Tanzania	2022-2025	Variable	—	150
TZS Long-term loans		Tanzania	2022-2025	Variable	—	38
COP Long-term loans	5	Colombia	2025-2030	Variable	280	322
USD Long-term loans	5	Colombia	2024	Variable	50	148
USD Credit Facility / Senior Unsecured Term Loan Facility	6	El Salvador	2026-2027	Variable	173	99
USD Long-term loans	6	Nicaragua	2027	Variable	147	—
USD Revolving Credit Facility(i)	7	Luxembourg	2025	Variable	(3)	(4)
USD Bridge Loan	7	Luxembourg	2022	Variable	—	1,632
USD DNB Bilateral	7	Luxembourg	2026	Variable	99	99
Total Bank and Development Financial Institution financing					1,794	3,618
(i)     Relates to the amortized costs of the undrawn RCF that the Company entered into in October 2020 - see point 7 below.
Below are some further details on the facilities disclosed in the table above. When applicable, local currency amounts are translated in USD using the exchange rate at the time of obtaining them. Otherwise specify the date
1.Paraguay
In July 2018, Telefónica Celular del Paraguay S.A.E. executed a seven-year loan with Regional Bank for PYG 115,000 million (approximately $18 million) with a final maturity in 2025.
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
In December 2020, Telecel executed a credit agreement with Banco Continental S.A.E.C.A for PYG 200,000 million (approximately $29 million) with a duration of 2.5 years. Main aim was to refinance outstanding bank loans with maturities from 2021 to 2025.
In December 2021, Telecel entered into a new loan of PYG 50,000 million (approximately $7 million) with GNB to refinance an outstanding bank loan with Banco Itaú. This loan bears fixed interest and will mature in 2024.
2.Panama
In August 2019, Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.) entered into two credit agreements, one with Banco Nacional de Panama S.A , for $75 million which bears a fixed interest and has a 5 year duration and another one with the Bank of Nova Scotia (Sucursal Panama) for $75 million with a fixed interest and a five year duration to finance and refinance working capital and capital expenditures. In October 2020 and September 2021, the $75 million credit agreement with Banco Nacional de Panama S.A. has been early repaid. On July 29th, 2022 the $75 million loan with The Bank of Nova Scotia was repaid.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
In December 2020, Telecomunicaciones Digitales, S.A. executed a credit agreement with Bank of Nova Scotia with a 60 month duration for $110 million divided into 2 tranches. Tranche A ($85 million) was disbursed on December 2020 to partially recall the Local Bond ($85 million) and Tranche B ($25 million) was disbursed on March 1, 2021.
On August 31, 2021, Telecomunicaciones Digitales, S.A. executed an agreement with Bank of Scotia for $75 million at a fixed rate. The facility was used to repay Cable Onda's remaining balance under the 5.75% local bond, which was initially due on September 3, 2025.
3.Bolivia
In June 2018, Telefónica Celular de Bolivia S.A. entered into a two tranche loan agreement with Banco BISA S.A for BOB 69.6 million (approximately $10 million) each, with a fixed interest rate. The loans have a term of 7 years.
In November 2019, they executed a new loan with Banco de Crédito de Bolivia S.A for Bs. 78 million (approximately $11 million), with semiannual payments and a fixed interest rate. The loan has a term of 4 years.
In October 2021, Tigo Bolivia signed additional credit facilities for a total amount of approximately $26 million with a repayment period between 2.5 and 5 years and bearing fixed interest rate.
In July 2022, Tigo Bolivia signed two new loan agreements for a total amount of approximately $8 million and a repayment period of five years, bearing fixed interest rate.
4.Costa Rica
On October 25, 2021, Millicom Cable Costa Rica S.A. executed new syndicated loan entered into by the Company and Millicom Cable Costa Rica as co-borrowers for an amount of $125 million. The latter has 2 tranches, a USD $33 million tranche with a LIBOR+ margin and a local currency tranche at TBP+margin for an amount equivalent to $92 million.
5.Colombia
On December 14, 2021, UNE EPM Telecomunicaciones S.A. entered into an ESG Linked agreement with Bancolombia for a COP 450,000 million (approximately $94 million at the December 31, 2022 exchange rate) loan with a variable rate and a maturity of 7 years.
On December 20, 2019, our operation in Colombia executed an amendment to the $300 million loan between Colombia Móvil S.A. E.S.P. as borrower and UNE EPM Telecomunicaciones S.A., as guarantor with a consortium of banks to extend the maturity for 5 years (now due on December 20, 2024) and lower the applicable margin. On March 26, 2021, $150 million were paid.
On September and November 2020, Colombia executed 4 new cross currency swaps of $25 million each with Bancolombia, JP Morgan and BBVA to complete $100 million and hedge the exposure of a portion of the $300 million Syndicated Loan Agreement, fixing the exchange and interest rates (see note D.1.2.).
On January 21, 2022, Colombia Movil S.A. repaid $100 million of the outstanding amount of the aforementioned Syndicated Loan Agreement. On January 19, 2022, the respective cross currency swaps with Bancolombia and JP Morgan for $25 million, each, were terminated. This resulted in a gain and cash settlement of $11 million (see note B.5.).
As of December 31, 2022, there is still $50 million outstanding under the Syndicated Loan Agreement, which is covered by cross currency and interest rate swaps.
On October 5, 2022 UNE EPM Telecomunicaciones S.A. entered into a credit loan with Bancolombia for COP 85,000 million loan (approximately $18 million) with a variable rate at IBR+margin and a maturity of 1 year.
6.El Salvador and Nicaragua
On December 26, 2021, Telemovil El Salvador S.A. ("Telemovil") executed a new credit agreement for $100 million with a 5 year maturity, which bears a variable interest to refinance the $100 million loan agreement dated March 23, 2018 with DNB and Nordea, which was entirely repaid on December 29, 2021. The credit agreement is guaranteed by Millicom.
On September 12, 2022, Telefonia Celular de Nicaragua, S.A. ("Nicaragua") and Telemovil entered into a new Credit and Guaranty Agreement with Bank of Nova Scotia as Administrative Agent and Citigroup and Bladex as Joint Lead Arrangers, and with the Company as Guarantor for $225 million Unsecured Term Loan with a 5-year maturity. The allocated portion for Telemovil is $75 million and the allocated portion for Nicaragua is $150 million. The proceeds have been used to partially repay loans with other companies within the Group. The interest rate for this loan is SOFR based plus a margin.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
7.Luxembourg
In October 2020, MICSA. entered into a 5 year, $600 million ESG-linked revolving credit facility (the "Facility") with a syndicate of 11 commercial banks. This facility was not drawdown so far and could be used for financing of working capital or for general corporate purposes, if needed.
On November 10, 2021, Millicom executed a Bridge Loan Agreement of $2.15 billion with a consortium of banks. The proceeds were used for the acquisition of Tigo Guatemala's remaining 45% shareholding (see note A.1.2.). The Bridge Loan bore a variable interest rate with a step up every three months and had a maturity period of 6 months, extendable for an additional 6 months. The initial costs of issuance amounted to $28 million and were amortized based on the six-month expected timing of refinancing of this Bridge Loan. On December 29, 2021, Millicom partially repaid $500 million of this Bridge loan, partially with Millicom's own cash and partially with proceeds from the $100 million bilateral loan with DNB bank, executed on December 20, 2021, with a variable interest rate and a 5-year maturity. On April 13, 2022, Millicom repaid $100 million of the Bridge Loan with the proceeds received from the disposal of our operations in Tanzania. The remaining balance of $350 million has been repaid in June 2022 with the proceeds of the rights offering (see note C.1. ).
8.Guatemala
In October 2020, Comcel and Navega executed several credit agreements with Banco Industrial, Banco G&T Continental, Banco de America Central and Banco Agromercantil for a total amount of GTQ 3,223 million (approximately $413 million) for 5 and 7 year term to refinance other credit agreements to finance and refinance working capital, capital expenditures and general corporate purposes.
On December 9, 2021, the Guatemalan operations entered into the following loan agreements:
•a GTQ 950 million loan with Banco Industrial (approximately $123 million) which bears a fixed interest and matures in October 2025.
•two loans for a total of GTQ 500 million with Banco G&T Continental S.A. (approximately $65 million) which bear a fixed interest rate and mature in December 2026.
On March 31, 2022, Comcel executed a new 5-year $150 million loan agreement with Banco de Desarrollo Rural, S.A.. Proceeds were disbursed on April 27, 2022 and were used to refinance some of the credit agreements Comcel had with Banco Industrial.
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

C.3.3. Interest and other financial expenses
The Group’s interest and other financial expenses comprised the following:

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	December 31
	2022	2021	2020
	(US$ millions)
Interest expense on bonds and bank financing	(434)	(329)	(369)
Interest expense on leases	(124)	(113)	(112)
Early redemption charges	—	(5)	(15)
Others	(59)	(47)	(64)
Total interest and other financial expenses	(617)	(495)	(560)

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
Maturity of guarantees

	Bank and financing guarantees (i)		Supplier guarantees
Terms	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021
	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	13	71	2	82
1-3 years	70	6	—	—
3-5 years	418	223	—	—
Total	501	300	2	82
(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.
Pledged assets
As at December 31, 2022, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $501 million (December 31, 2021: $300 million). At December 31, 2022 and December 31, 2021 there were no assets pledged by the Group over these debts and financings. The remainder represented primarily guarantees issued by Millicom S.A. to guarantee financings raised by other Group operating entities.

C.3.5. Covenants
Millicom’s financing facilities are subject to a number of covenants including net leverage ratio, debt service coverage ratios, or debt to earnings ratios, among others. In addition, certain of its financings contain restrictions on sale of businesses or significant assets within the businesses. At December 31, 2022, there were no breaches of financial covenants.

C.4. Lease liabilities
At December 31, 2022, lease liabilities are presented in the statement of financial position as follows:

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	December 31, 2022	December 31, 2021
	(US$ millions)
Current	163	171
Non-Current	853	996
Total Lease liabilities	1,016	1,167

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

The expenses relating to payments not included in the measurement of the lease liability are disclosed in operating expenses and are as follows:

	2022	2021
	(US$ millions)
Expense relating to short-term leases (included in cost of sales and operating expenses)	0	0
The total cash outflow for leases in 2022 was $285 million (2021: $277 million). Lease liabilities split by maturity and future cash outflows are disclosed in note D.5..
At December 31, 2022, the Group has not committed to any material leases which had not yet commenced and has no material lease contracts with variable lease payments.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
Finally, the Group has taken the additional following decisions when adopting the standard:
•Non-lease components are capitalized (IFRS16.15)
•Intangible assets are out of IFRS 16 scope (IFRS16.4)

C.5. Cash and deposits

C.5.1. Cash and cash equivalents

	2022	2021
	(US$ millions)
Cash and cash equivalents in USD	820	526
Cash and cash equivalents in other currencies	220	369
Total cash and cash equivalents	1,039	895
Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.
Cash deposits with banks with maturities of more than three months that generally earn interest at market rates are classified as time deposits.

C.5.2. Restricted cash

	2022	2021
	(US$ millions)
Mobile Financial Services	50	197
Others	6	7
Restricted cash	57	203

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Cash held with banks related to MFS which is restricted in use due to local regulations is denoted as restricted cash. The decrease is in mainly related to the sale of our operations in Tanzania.

C.5.3. Pledged deposits
Pledged deposits represented contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.
At December 31, 2022, there was nil pledged deposits (2021: $35 million).

C.6. Net financial obligations
Net financial obligations

	2022	2021
	(US$ millions)
Total debt and financing	6,804	7,744
Lease liabilities	1,016	1,167
Gross financial obligations	7,820	8,911
Less:
Cash and cash equivalents	(1,039)	(895)
Pledged deposits	—	(35)
Net financial obligations at the end of the year	6,780	7,981
Add (less) derivatives related to debt (note D.1.2.)	34	(20)
Net financial obligations including derivatives related to debt	6,814	7,961

	Assets		Liabilities from financing activities
	Cash and cash equivalents	Other	Bond and bank debt and financing	Lease liabilities	Total
Net financial obligations as at January 1, 2021	875	—	5,691	1,021	5,837
Cash flows	(169)	31	1,779	(137)	1,780
Scope Changes	199	4	413	204	414
Recognition / Remeasurement	—	—	—	123	123
Interest accretion	—	—	20	—	20
Foreign exchange movements	(10)	—	(108)	(44)	(142)
Transfers	—	—	(15)	1	(14)
Other non-cash movements	—	—	(36)	—	(36)
Net financial obligations as at December 31, 2021	895	35	7,744	1,167	7,981
Cash flows	179	(35)	(557)	(157)	(858)
Scope changes	—	—	—	—	—
Recognition / Remeasurement	—	—	—	251	251
Interest accretion	—	—	9	—	9
Foreign exchange movements	(11)	—	(197)	(63)	(249)
Transfers to/from assets held for sale	(24)	—	(189)	(184)	(349)
Transfers	—	—	1	2	4
Other non-cash movements	—	—	(8)	—	(8)
Net financial obligations as at December 31, 2022	1,039	—	6,804	1,016	6,780

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Impairment
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
c)    Hedges of a net investment in a foreign operation (net investment hedges).
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
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within Other non-operating (expenses) income, net. Gains and losses accumulated in equity are reclassified to profit or loss when the foreign operation is partially disposed of or sold.
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
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in Other non-operating (expenses) income, net.

C.7.1. Fair value measurement hierarchy
Millicom uses the following fair value measurement hierarchy:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
Fair values of financial instruments at December 31,

		Carrying value		Fair value
	Note	2022	2021	2022	2021
		(US$ millions)
Financial assets
Derivative financial instruments		19	21	19	21
Other non-current assets		76	74	76	74
Trade receivables, net		379	405	379	405
Amounts due from non-controlling interests, associates and joint venture partners	G.5.	15	65	15	65
Prepayments and accrued income		117	166	117	166
Supplier advances for capital expenditures		21	35	21	35
Other current assets		197	269	197	269
Restricted cash	C.5.2.	57	203	57	203
Cash and cash equivalents	C.5.1.	1,039	895	1,039	895
Total financial assets		1,920	2,134	1,920	2,134
Current		1,825	2,015	1,825	2,015
Non-current		95	119	95	119
Financial liabilities
Debt and financing (i)	C.3.	6,804	7,744	6,327	7,817
Trade payables		400	347	400	347
Payables and accruals for capital expenditure		428	452	428	452
Derivative financial instruments		53	1	53	1
Put option liability	C.7.4.	—	290	—	290
Amounts due to non-controlling interests, associates and joint venture partners	G.5.	58	74	58	74
Accrued interest and other expenses		412	539	412	539
Other liabilities		658	814	658	814
Total financial liabilities		8,812	10,260	8,335	10,334
Current		1,601	3,858	1,601	3,858
Non-current		7,210	6,403	6,733	6,476
(i)    Fair values are measured with reference to Level 1 (for listed bonds) or level 2.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
C.7.3. Equity investments
As at December 31, 2022 and 2021, Millicom has no material investments in equity instruments.
Helios Towers plc (“HT”)
During 2020, Millicom disposed of a total of 85 million shares that it owned in HT for a total net consideration of GBP 130 million ($169 million), triggering a total net gain on disposal of $6 million recorded in the statement of income under ‘Other operating income (expenses), net’.
In June 2021, Millicom disposed of its remaining 76 million shares it owned in HT for a total net consideration of GBP 115 million ($163 million), triggering a net loss on disposal of $15 million, recorded under ‘other operating income (expenses), net’.
In total, starting June 2020, Millicom sold 162 million shares it held in HT, yielding total proceeds of GBP 244 million ($383 million). Following these disposals, Millicom has no remaining ownership in HT. The changes in fair value were previously shown under 'Other non-operating (expenses) income, net' (see note B.5.).

C.7.4. Call and put options
Cable Onda call and put options
As part of the acquisition of Cable Onda, the shareholders agreed on certain put and call options as follows - as amended subsequent to the acquisition of Telefónica Panama. As previously explained in note A.1.2., on June 14, 2022, the Group received the formal notification from the minority shareholders of Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.) confirming the exercise of their put option right to sell their remaining 20% shareholding to Millicom for a cash amount of approximately $290 million. The call option expired at the same time.
As of December 31, 2021, the put option liability was valued at $290 million. The call option value was immaterial.
Up to the exercise of the put option, the changes in value of the call option asset and put option liability were recorded in the Group's statement of income under "Other non-operating (expenses) income, net" (see note B.5.).

D. Financial risk management
Exposure to interest rate, foreign currency, non-repatriation, liquidity, capital management and credit risks arise in the normal course of Millicom’s business. Each year Group Treasury revisits and presents to the Audit committee updated Group Treasury policy. The Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Group’s performance in line with its policy. This policy was last reviewed in October 2022. As part of the annual review of the above mentioned risks, the Group targets a strategy with respect to the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Company targets to maintain 40% of debt in local currency) to maintaining at least a 75/25% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.
Accounting policies for derivatives is further detailed in note C.7. On December 31, 2022 and 2021 fair value of derivatives held by the Group can be summarized as follows:

	2022	2021
	(US$ millions)
Derivatives
Cash flow hedge derivatives	(34)	20
Net derivative asset (liability)	(34)	20

D.1. Interest rate risk
Debt and financing issued at floating interest rates expose the Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Group to fair value interest rate risk. The Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Group’s policy is to maintain a combination of fixed and floating rate debt with a target that more than 75% of the debt be at fixed rate. The Group actively monitors borrowings against this target. The target mix between

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while considering market conditions as well as our overall business strategy. At December 31, 2022, approximately 82% of the Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2021: 64%).

D.1.1. Fixed and floating rate debt
Financing at December 31, 2022

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	131	383	501	376	718	3,466	5,574
Floating rate financing	49	12	63	402	404	300	1,230
Total	180	394	564	777	1,122	3,766	6,804
Weighted average nominal interest rate	7.68%	5.71%	6.11%	7.46%	6.49%	5.88%	6.22%

Financing at December 31, 2021

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	91	151	460	662	372	3,219	4,956
Floating rate financing	1,750	55	26	181	386	391	2,789
Total	1,840	206	487	843	758	3,610	7,744
Weighted average nominal interest rate	1.93%	5.97%	5.47%	5.86%	5.11%	5.34%	5.55%
A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2022 would increase or reduce profit before tax from continuing operations for the year by approximately $12 million (2021: $28 million).

D.1.2. Interest rate swap contracts
From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Group Treasury policy. Details of these arrangements are provided below.
MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion senior unsecured sustainability bond and the foreign currency risk in relation to the 2027 SEC 2.2 billion senior unsecured sustainability bond (issued in May 2019 and January 2022, corresponding to $207.6 million and $252.3 million, respectively, using the exchange rate at the time of the issuance of each bond - see note C.3.1.). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bonds. Their maturity date is May 2024 and January 2027, respectively. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2022, the fair values of the swaps amount to a liability of $53 million. (December 31, 2021: an asset of $6 million).
Our operations in Colombia and El Salvador, entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. As of December 31, 2022, the fair value of the swaps from our operations in El Salvador amount to a liability of nil (December 31, 2021: a liability of $1 million) and the fair value of the swaps from our operations in Colombia amounts to an asset of $19 million (December 31, 2021: an asset of $15 million). On January 19, 2022, a portion of the cross-currency swaps with Bancolombia and JP Morgan were settled in cash in favor of Colombia for $8 million.
Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.
There are no other derivative financial instruments with a significant fair value at December 31, 2022.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

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

D.2.1. Debt denominated in US dollars and other currencies
Debt denomination at December 31

	2022	2021
	(US$ millions)
Debt denominated in US dollars	4,100	4,827
Debt denominated in currencies of the following countries:
Guatemala	595	605
Colombia	605	699
Tanzania	—	38
Bolivia	260	310
Paraguay	171	195
El Salvador(i)	173	99
Panama(i)	773	846
Luxembourg (COP denominated)	30	36
Costa Rica	96	88
Total debt denominated in other currencies	2,704	2,917
Total debt	6,804	7,744
(i) El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).
At December 31, 2022, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $20 million (2021: $38 million). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

D.2.2. Foreign currency swaps
See note D.1.2. Interest rate swap contracts.

D.3. Non-repatriation risk
Most of Millicom’s operating subsidiaries and joint ventures generate most of the revenue of the Group and in the currency of the countries in which they operate. Millicom is therefore dependent on the ability of its subsidiaries and joint venture operations to transfer funds to the Company.
Although foreign exchange controls exist in some of the countries in which Millicom Group companies operate, none of these controls currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where the Group operates, or foreign exchange controls may be introduced in countries where

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 the Group operates that do not currently impose such restrictions. If such events were to occur, the Company’s ability to receive funds from the operations could be subsequently restricted, which would impact the Company’s ability to make payments on its interest and loans and, or pay dividends to its shareholders. As a policy, all operations which do not face restrictions to deposit funds offshore and in hard currencies should do so for the surplus cash generated on a weekly basis. The Company and its subsidiaries make use of physical cash pooling arrangements in hard currencies to the extent permitted.
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
The Group manages its liquidity risk through use of bank overdrafts, bank loans, bonds, vendor financing, Export Credit Agencies and Development Finance Institutions (DFI) loans. Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding. Millicom has a diversified financing portfolio with commercial banks representing about 23% of its gross financing (2021: 41%), bonds 64% (2021: 46%) and leases 13% (2021: 13%).

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
Maturity profile of net financial liabilities at December 31, 2022

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Outstanding debt and financing	(181)	(2,880)	(3,813)	(6,875)
Outstanding amortized costs undiscounted	1	23	47	71
Lease liability	(163)	(478)	(374)	(1,016)
Cash and equivalents	1,039	—	—	1,039
Derivative financial instruments	—	(34)	—	(34)
Net cash (debt) including derivatives related to debt	697	(3,370)	(4,141)	(6,814)
Future interest commitments related to debt and financing	(416)	(1,349)	(111)	(1,877)
Future interest commitments related to leases	(106)	(290)	(135)	(531)
Trade payables (excluding accruals)	(689)	—	—	(689)
Other financial liabilities (including accruals)	(867)	—	—	(867)
Trade receivables	379	—	—	379
Other financial assets	232	71	—	303
Net financial liabilities	(770)	(4,938)	(4,387)	(10,095)

Maturity profile of net financial liabilities at December 31, 2021

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Total debt and financing	(1,840)	(2,294)	(3,610)	(7,744)
Outstanding amortized costs undiscounted
Lease liability	(171)	(591)	(404)	(1,167)
Cash and equivalents	895	—	—	895
Pledged deposits (related to back borrowings)	35	—	—	35
Derivative financial instruments	—	20	—	20
Net cash (debt) including derivatives related to debt	(1,082)	(2,865)	(4,014)	(7,961)
Future interest commitments related to debt and financing	(340)	(1,086)	(98)	(1,524)
Future interest commitments related to leases	(144)	(380)	(179)	(704)
Trade payables (excluding accruals)	(624)	—	—	(624)
Other financial liabilities (including accruals)	(1,143)	0	—	(1,143)
Put option liability	(290)	—	—	(290)
Trade receivables	405	—	—	405
Other financial assets	310	98	—	408
Net financial liabilities	(2,907)	(4,234)	(4,291)	(11,431)
D.6. Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and solid capital ratios in order to support its business and maximize shareholder value.
The Group manages its capital structure with reference to local economic conditions and imposed restrictions such as debt covenants. To maintain or adjust its capital structure, the Group may make dividend payments to shareholders, return capital to shareholders through share repurchases or issue new shares. At December 31, 2022, Millicom was rated at one notch below investment grade by the independent rating agencies Moody’s (Ba1 stable) and Fitch (BB+ stable). The Group primarily monitors capital using net financial obligations to EBITDA.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
Net financial obligations to EBITDA

	Note	2022	2021
	(US$ millions)
Net financial obligations (i)	C.6.	6,780	7,981
EBITDA	B.3.	2,228	1,517
Net financial obligations to EBITDA (ii)		3.04	5.26
(i)    'Net financial obligations' is debt and lease liabilities less cash and pledged and time deposits.
(ii) The ratio is above 3.0x on an IFRS basis. However, according to the terms of our indentures, this ratio is calculated on a different basis, resulting in a ratio below 3.0x for covenant purposes. Also, the ratio in 2021 is artificially high as the full debt of Tigo Guatemala had been consolidated from the acquisition date on November 12, 2021, while the Group consolidated only 1.5 months of Tigo Guatemala's EBITDA.

Gearing ratio

	Note	2022	2021
	(US$ millions)
Net financial obligations	C.6.	6,780	7,981
Equity attributable to Owners of the Company	C.1.	3,605	2,583
Net financial obligations and equity		10,386	10,564
Gearing ratio		0.65	0.76

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
Licenses
Licenses are recorded at either historical cost or, if acquired in a business combination, at fair value at the date of acquisition. Cost includes cost of acquisition and other costs directly related to acquisition and retention of licenses over the license period. These costs may include up-front and deferred payments as well as estimates related to fulfillment of terms and conditions related to the licenses such as service or coverage obligations, especially when there is a clear objective evidence that the cost of fulfilling these obligations will be significantly onerous for the Group.
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
Trademarks and customer lists
Trademarks and customer lists are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks and customer lists have indefinite or finite useful lives. Trademarks and customer lists used by the Group for its own activities are unlikely to generate largely independent cash inflows and therefore are tested for impairment annually together with other assets at each cash-generating unit level. Finite useful life trademarks are carried at cost, less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer lists over their estimated useful lives. The estimated useful lives for trademarks and customer lists are based on specific characteristics of the market in which they exist. Trademarks and customer lists are included in Intangible assets, net.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
E.1.3. Movements in intangible assets
Movements in intangible assets in 2022

	Goodwill	Licenses	Customer Lists	IRUs	Trademark	Other (i)	Total
	(US$ millions)
Opening balance, net	4,098	1,120	970	71	920	379	7,558
Additions	—	195	—	1	—	150	345
Amortization charge	—	(96)	(106)	(14)	(1)	(130)	(345)
Impairment (ii)	—	—	—	—	—	(6)	(6)
Disposals, net	—	(9)	—	—	—	—	(9)
Transfer to/from held for sale	(12)	(18)	—	(17)	(10)	(2)	(57)
Transfers	—	(7)	—	3	—	28	24
Exchange rate movements	(26)	(91)	—	(4)	—	(25)	(147)
Closing balance, net	4,059	1,094	864	40	910	394	7,361
Cost or valuation	4,059	1,786	1,199	158	1,237	1,133	9,573
Accumulated amortization and impairment	—	(692)	(335)	(118)	(327)	(740)	(2,212)
Net	4,059	1,094	864	40	910	394	7,361

Movements in intangible assets in 2021

	Goodwill	Licenses	Customer Lists	IRUs	Trademark	Other (i)	Total
	(US$ millions)
Opening balance, net	1,659	870	423	86	77	289	3,403
Change in scope (see note A.1.2.)	2,472	370	605	2	910	25	4,384
Additions	—	29	—	—	—	135	164
Amortization charge	—	(82)	(56)	(14)	(67)	(100)	(320)
Impairment	—	—	—	—	—	(1)	(1)
Disposals, net	—	—	—	—	—	(1)	(1)
Transfers	—	—	—	2	1	46	49
Exchange rate movements	(33)	(67)	(1)	(5)	—	(15)	(121)
Closing balance, net	4,098	1,120	970	71	920	379	7,558
Cost or valuation	4,098	1,778	1,209	206	1,251	1,059	9,602
Accumulated amortization and impairment	—	(658)	(239)	(135)	(331)	(681)	(2,044)
Net	4,098	1,120	970	71	920	379	7,558
(i)    Other includes mainly software costs
(ii)    During the year ended December 31, 2022, Millicom early terminated an IT software contract and also decommissioned the existing software. As a result, Millicom recorded a settlement provision of $7 million under operating expenses and recorded a decommissioning cost of this software for a total amount of $12 million, as accelerated amortization and impairment charges.

E.1.4. Cash used for the purchase of intangible assets
Cash used for intangible asset additions

	2022	2021	2020
	(US$ millions)
Additions	258	127	419
Change in accruals and payables for intangibles	(79)	(29)	(315)
Cash used for additions	179	98	101

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
E.1.5. Goodwill and indefinite useful life trademarks
Allocation of Goodwill to cash generating units (CGUs)

	2022	2021
	(US$ millions)
Guatemala (see note A.1.2.)	2,470	2,472
Panama	907	907
El Salvador	194	194
Costa Rica	118	110
Paraguay	44	47
Colombia	123	149
Tanzania	—	12
Nicaragua	199	203
Bolivia	3	3
Total	4,059	4,098

Allocation of indefinite useful life trademarks to cash generating units (CGUs)

	2022	2021
	(US$ millions)
Guatemala	910	910
Tanzania	—	10
Total	910	920
Goodwill and indefinite useful life trademarks from CGUs are tested for impairment at least once a year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.
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
Impairment testing at December 31, 2022
Goodwill and indefinite useful life trademarks were tested for impairment by assessing the recoverable amount against the carrying amount of the CGU based on discounted cash flows. The recoverable amounts are based on value-in-use. The value-in-use is determined based on the method of discounted cash flows. The cash flow projections used (operating profit margins, income tax, working capital, capex and license renewal cost) are extracted from business plans approved by management and presented to the Board, covering a fifteen-year planning horizon. The Group uses a fifteen-year planning horizon to obtain a stable business outlook, in particular due to the long investment cycles in the industry and the long-term planned and expected investments in licenses and spectrum. Cash flows beyond this period are extrapolated using a perpetual growth rate. Management validates the reasonableness of the results of the test by comparing the share price implied by the 'sum of the parts' with the market share price. Any gap is reviewed, analyzed and documented. When value-in-use results are lower than the carrying values of the CGUs, management determines the recoverable amount by using the fair value less cost of disposal (FVLCD) of the CGUs. FVLCD is usually determined by using recent offers received from third parties (Level 1).
For the year ended December 31, 2022, management concluded that no impairment should be recorded in the Group consolidated financial statements.
Impairment testing at December 31, 2021

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
For the year ended December 31, 2021, management concluded that no impairment should be recorded in the Group consolidated financial statements.
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
•Perpetual growth rate does not exceed the countries' GDP.
•Weighted average cost of capital (“WACC”) is used to discount the projected cash flows.
The most significant estimates used for the 2022 and 2021 impairment test are shown below:

CGU	Average EBITDA margin (%) (i)		Average CAPEX intensity (%) (i)		Perpetual growth rate (%)		WACC rate after tax (%)
	2022	2021	2022	2021	2022	2021	2022	2021
Bolivia	41.2	42.7	15.2	16.6	1.0	1.0	9.8	11.6
Colombia	36.0	36.1	17.2	17.4	2.0	2.0	11.4	8.9
Guatemala	51.2	54.7	11.6	12.3	1.0	1.0	10.1	8.4
Costa Rica	37.5	35.5	15.5	15.1	2.0	2.0	11.8	11.1
El Salvador	41.0	39.3	13.0	12.9	1.0	1.0	14.1	14.7
Nicaragua	46.8	45.9	14.5	16.0	2.5	3.0	15.0	12.5
Panamá	46.9	47.0	14.9	17.2	1.0	1.0	8.8	7.0
Paraguay	44.5	42.6	14.9	15.4	1.0	1.0	10.0	8.3
Tanzania	n/a	38.0	n/a	12.5	n/a	1.0	n/a	13.2

(i) Average is computed over the period covered by the plan.

Sensitivity analysis to changes in assumptions

Management performed a sensitivity analysis on key assumptions within the test. The following maximum increases or decreases, expressed in percentage points, were considered for all CGUs:

Reasonable changes in key assumptions (%)
Financial variables	2022	2021
WACC rates	+/- 2	+/-1
Perpetual growth rates	+/-1	+/-1
Operating variables
EBITDA margin	+/-2	+/-2
CAPEX intensity	+/-1	+/-1
At December 31, 2022, the sensitivity analysis shows a comfortable headroom between the recoverable amounts and the carrying values for all CGUs, except for Colombia and Nicaragua.
If the assumptions used in the impairment test were changed to a greater extent than as presented in the following table, the changes would, in isolation, trigger a potential impairment loss being recognised in the year ended December 31, 2022.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

Change required for carrying value to equal recoverable amount	CGU
	Colombia	Nicaragua
Financial variables
WACC rate	+82bps	+117bps
Perpetual growth rates	n/a	n/a
Operating variables
Average EBITDA margin	-107bps	n/a
CAPEX intensity	+13bps	n/a
At December 31, 2021the sensitivity analysis shows a comfortable headroom between the recoverable amounts and the carrying values for all CGUs.

E.2. Property, plant and equipment

E.2.1. Accounting for property, plant and equipment
Items of property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditure that is directly attributable to acquisition of items. The carrying amount of replaced parts is derecognized.
Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible.

Estimated useful lives	Duration
Buildings	Up to 40 years
Networks (including civil works)	5 to 15 years
Other	2 to 7 years
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

E.2.2. Movements in tangible assets
Movements in tangible assets in 2022

	Network Equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,691	200	428	63	3,382
Additions	157	3	655	9	823
Impairments/reversal of impairment, net	—	—	—	1	—
Disposals, net	(16)	(5)	(8)	—	(29)
Depreciation charge	(791)	(21)	—	(28)	(840)
Asset retirement obligations	17	—	—	—	18
Transfers	577	22	(632)	12	(21)
Transfer from/(to) assets held for sale (see note E.4)	(141)	(6)	(13)	(6)	(166)
Exchange rate movements	(153)	(12)	(11)	(2)	(178)
Closing balance, net	2,340	180	418	50	2,989
Cost or valuation	8,071	348	418	345	9,183
Accumulated depreciation and impairment	(5,731)	(168)	—	(296)	(6,194)
Net at December 31, 2022	2,340	180	418	50	2,989

Movements in tangible assets in 2021

	Network equipment	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,175	185	308	87	2,755
Change in Scope (see note A.1.2.)	657	35	29	6	727
Additions	30	—	752	4	787
Impairments/reversal of impairment, net	—	—	(3)	(1)	(4)
Disposals, net	(10)	—	(4)	—	(14)
Depreciation charge	(651)	(16)	—	(73)	(739)
Asset retirement obligations	31	1	—	—	32
Transfers	572	5	(646)	41	(28)
Exchange rate movements	(114)	(10)	(7)	(2)	(133)
Closing balance, net	2,691	200	428	63	3,382
Cost or valuation	8,512	358	428	385	9,683
Accumulated depreciation and impairment	(5,821)	(158)	—	(322)	(6,301)
Net at December 31, 2021	2,691	200	428	63	3,382
(i)    Other mainly includes office equipment and motor vehicles.

Borrowing costs capitalized for the years ended December 31, 2022, 2021 and 2020 were not significant.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
E.2.3. Cash used for the purchase of tangible assets
Cash used for property, plant and equipment

	2022	2021	2020
	(US$ millions)
Additions	823	787	649
Change in advances to suppliers	(3)	(6)	(4)
Change in accruals and payables for property, plant and equipment	(20)	(40)	(22)
Other	—	(1)	(1)
Cash used	800	740	622

E.3. Right of use assets
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs
Refer to note C.4. for further details on lease accounting policies.
Movements in right of use assets in 2022

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Other network equipment	Capacity	Other	Total
	(US$ millions)
Opening balance, net	169	201	587	25	29	13	1,024
Additions	23	23	77	2	—	2	127
Modifications	11	18	104	1	—	1	135
Impairments	(1)	—	—	—	—	—	(1)
Disposals	(3)	(1)	(5)	—	—	—	(9)
Depreciation	(38)	(42)	(83)	(4)	(5)	—	(173)
Asset retirement obligations	—	2	—	1	—	—	3
Transfer to/from held for sale	(3)	(2)	(158)	—	—	—	(163)
Transfers	—	(14)	17	(7)	3	—	(2)
Exchange rate movements	(16)	(4)	(34)	—	—	—	(54)
Closing balance, net	142	181	505	16	28	13	884
Cost of valuation	249	325	780	28	39	22	1,442
Accumulated depreciation and impairment	(107)	(144)	(275)	(11)	(11)	(9)	(558)
Net at 31 December 2022	142	181	505	16	28	13	884
Apart from the impact of the disposal of our operations in Tanzania, there have been no unusual significant events affecting lease liabilities (and right-of-use assets) during the year ended December 31, 2022.

Movements in right of use assets in 2021

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Capacity	Other network equipment	Other	Total
	(US$ millions)
Opening balance, net	147	93	607	14	31	2	895
Change in scope	16	107	48	17	3	13	204
Additions	37	14	53	—	—	1	106
Modifications	14	8	3	—	1	(1)	25
Impairments	(1)	—	—	—	—	—	(1)
Disposals	(2)	(2)	(2)	—	(1)	—	(7)
Depreciation	(36)	(22)	(81)	(1)	(4)	(2)	(145)
Asset retirement obligations	1	—	—	—	—	—	—
Transfers	—	4	(17)	(1)	(5)	—	(18)
Exchange rate movements	(9)	(1)	(24)	—	—	—	(34)
Closing balance, net	169	201	587	29	25	13	1,024
Cost of valuation	254	317	908	34	40	21	1,573
Accumulated depreciation and impairment	(85)	(116)	(320)	(5)	(14)	(8)	(549)
Net at 31 December 2021	169	201	587	29	25	13	1,024

E.4. Assets held for sale
If Millicom decides to sell subsidiaries, investments in joint ventures or associates, or specific non-current assets in its businesses, these items qualify as assets held for sale if certain conditions are met and necessary regulatory approvals obtained.

E.4.1. Classification
Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is expected to be recovered principally through sale, not through continuing use. Liabilities of disposal groups are classified as Liabilities directly associated with assets held for sale.

E.4.2. Millicom’s assets held for sale
As of December 31, 2022 and 2021 no assets qualified as assets held for sale.
For further details on assets held for sale and discontinued operations, please refer to note A.4.

F. Other assets and liabilities
F.1. Trade receivables
Millicom’s trade receivables mainly comprise interconnect receivables from other operators, postpaid mobile and residential cable subscribers, as well as B2B customers. The nominal value of receivables adjusted for impairment approximates the fair value of trade receivables.

	2022	2021
	(US$ millions)
Gross trade receivables	694	722
Less: provisions for expected credit losses	(315)	(316)
Trade receivables, net	379	405

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

Aging of trade receivables

	Neither past due nor impaired	Past due (net of impairments)
		30–90 days	>90 days	Total
	(US$ millions)
2022:
Telecom operators	7	13	5	25
Own customers	211	54	39	304
Others	39	7	5	51
Total	257	74	48	379
2021:
Telecom operators	18	3	4	25
Own customers	210	59	34	303
Others	58	12	8	77
Total	286	74	46	405
Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for expected credit losses. The Group recognizes an allowance for expected credit losses (ECLs) applying a simplified approach in calculating the ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime of ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The provision for expected credit losses is recognized in the consolidated statement of income within 'Cost of sales'.
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
Inventories

	2022	2021
	(US$ millions)
Telephone and equipment	39	43
SIM cards	4	5
Other	10	15
Inventory at December 31,	53	63

F.3. Trade payables
Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.
From time to time, the Group enters into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. The corresponding amount pending payment as of December 31, 2022, is recognized in 'Trade payables' for an amount of $17 million (2021: $38 million).

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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

F.4.1. Current provisions and other liabilities
Current

	2022	2021
	(US$ millions)
Deferred revenue	93	110
Customer deposits	13	15
Current legal provisions	9	24
Tax payables	61	88
Customer and MFS distributor cash balances	47	194
Withholding tax on payments to third parties	15	11
Other current liabilities(i)	66	106
Total	305	548
(i) Includes $8 million (2021: $25 million) of tax risk liabilities not related to income tax.

F.4.2. Non-current provisions and other liabilities
Non-current

	2022	2021
	(US$ millions)
Non-current legal provisions	16	22
Long-term portion of asset retirement obligations	155	177
Long-term portion of deferred income on tower sale and leasebacks recognized under IAS 17	32	46
Long-term employment obligations	37	56
Other non-current liabilities	55	63
Total	295	364

F.4.3. Non-current payables and accruals for capital expenditure
Non-current payables and accruals for capital expenditure include an amount of $414 million (December 31, 2021: $402 million) in relation to spectrum and license payables in Colombia. The major part of this payable is related to the acquisition, in December 2019, of licenses granting the right to use a total of 40 MHz in the 700 MHz band. This 20-year license will expire in 2040. During the same auction, Tigo Colombia also acquired 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP 2.45 billion (equivalent to approximately $615 million using the December 31, 2022 exchange rate), of which approximately 55% is payable in cash and 45% in coverage obligations to be met by 2025.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 years. The remaining 45% consideration due as coverage obligations are currently being estimated and will be recognized in the statement of financial position as incurred.

F.5. Assets and liabilities related to contract with customers
Contract assets, net

	2022	2021
	(US$ millions)
Long-term portion	21	18
Short-term portion	61	54
Less: provisions for expected credit losses	(5)	(4)
Total	77	69

Contract liabilities

	2022	2021
	(US$ millions)
Long-term portion	2	2
Short-term portion	87	95
Total	88	97
The Group recognized revenue for $91 million in 2022 (2021: $86 million) that was included in the contract liability balance at the beginning of the year.
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2022 is $81 million ($81 million is expected to be recognized as revenue in the 2023 financial year and the remaining $1 million in the 2024 financial year or later). This amount does not consider contracts that have an original expected duration of one year or less, neither contracts in which consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e. billing corresponds to accounting revenue).

Contract costs, net (i)

	2022	2021
	(US$ millions)
Net at January 1	8	5
Change in scope	—	2
Contract costs capitalized	5	2
Amortization of contract costs	(3)	(1)
Net at December 31	10	8
(i)    Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
G. Additional disclosure items
G.1. Fees to auditors

	2022	2021	2020
	(US$ millions)
Audit fees	5.1	5.2	5.8
Audit related fees	1.3	1.4	0.5
Tax fees	0.2	0.1	0.1
Other fees	0.2	0.4	0.1
Total	6.8	7.1	6.4

G.2. Capital and operational commitments
Millicom has a number of capital and operational commitments to suppliers and service providers in the normal course of its business. These commitments are mainly contracts for acquiring network and other equipment, and leases for towers and other operational equipment.

G.2.1. Capital commitments
At December 31, 2022, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $406 million of which $259 million are due within one year (December 31, 2021: $761 million of which $428 million were due within one year). The Group’s share of commitments from the joint ventures is $29 million, of which $29 million are due within one year (December 31, 2021: $41 million, all of which were due within one year).

G.3. Contingent liabilities
G.3.1. Litigation and legal risks
The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2022, the total amount of claims brought against Millicom and its subsidiaries is $239 million (December 31, 2021: $246 million). The Group's share of the comparable exposure for its joint venture in Honduras is $13 million (December 31, 2021: $13 million).
As at December 31, 2022, $25 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2021: $36 million). The Group’s share of provisions made by the joint venture in Honduras was $1 million (December 31, 2021: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.
On May 25, 2020, as a result of the termination of the Costa Rica acquisition, Telefónica filed a complaint, followed by an amended complaint on August 3, 2020, against us in the Supreme Court of New York. The amended complaint asserts claims for breach of contract and alleges, among other things, that we were required to close the transaction because the closing conditions specified in the sale and purchase agreement for the acquisition had been satisfied. The complaint seeks, among other relief, a declaration of Telefónica’s rights, and unspecified damages, costs, and fees. We believe the complaint is without merit and that our position will ultimately be vindicated through the judicial process.
Other
At December 31, 2022, Millicom has various other less significant claims which are not disclosed separately in these consolidated financial statements because they are either not material or the related risk is remote.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
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
At December 31, 2022, the tax risks exposure of the Group's subsidiaries is estimated at $221 million, for which provisions of $38 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (2021: $342 million of which provisions of $69 million were recorded). The decrease compared to December 31, 2021 mainly relates to the sale of our operations in Tanzania as well as the adherence to a tax amnesty in one of our operations. The Groups' share of comparable tax exposure and provisions in its joint ventures amounts to $97 million (2021: $68 million) and $7 million (2021: $3 million), respectively.

G.4. Non-cash investing and financing activities
Non-cash investing and financing activities from continuing operations

	Note	2022	2021	2020
		(US$ millions)
Investing activities
Acquisition of property, plant and equipment	E.2.2.	(23)	(47)	(27)
Acquisition of lease right of use assets obtained in exchange of lease liabilities	E.3.	127	106	92
Asset retirement obligations	E.2.2.	18	32	19
Financing activities
Share based compensation	B.4.1.	29	17	24

G.5. Related party balances and transactions
The Group’s significant related parties are:
•    EPM and subsidiaries (EPM), the non-controlling shareholder in our Colombian operations (see note A.1.4.);
•    Miffin Associates Corp and subsidiaries (Miffin), our joint venture partner in Guatemala until November 12, 2021, date on which Miffin ceased to be a related party, as Millicom signed and closed an agreement to acquire the remaining 45% equity interest in our joint venture business in Guatemala from Miffin (see note A.1.2.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
•    Cable Onda partners and subsidiaries, the non-controlling shareholders in Tigo Panama (see note A.1.2.), until June 29, 2022, date on which Cable Onda Partners ceased to be a related party as the non-controlling shareholders of Tigo Panama exercised their put option right to sell their remaining 20% shareholding to Millicom.
Empresas Públicas de Medellín (EPM)
EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia. Transactions with EPM represent mainly purchases in the form of leases.
Miffin Associates Corp (Miffin)
As mentioned above, Miffin ceased to be a related party to the Group from November 12, 2021. Transactions with Miffin represented recurring commercial operations such as purchase of handsets, and sale of airtime.
Cable Onda Partners
As mentioned above, our prior partners in Panama ceased to be a related party to the Group from June 29, 2022. Our prior partners in Panama were, until June 29, 2022, the non-controlling shareholders of Tigo Panama and owned 20% of the company, and indirectly 20% of Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.), which was acquired by Tigo Panama in August 2019. Transactions and balances with Tigo Panama Partners companies are disclosed under 'Other' in the tables below given their individual immateriality.
The Company had the following transactions with related parties:

Expenses	2022	2021	2020
	(US$ millions)
Purchases of goods and services from Miffin (i)	—	(165)	(216)
Purchases of goods and services from EPM	(45)	(39)	(37)
Other expenses	(18)	(16)	(57)
Total	(63)	(220)	(310)

Income and gains	2022	2021	2020
	(US$ millions)
Sale of goods and services to Miffin (i)	—	299	327
Sale of goods and services to EPM	11	14	15
Other revenue	1	2	2
Total	11	314	343
(i)    Miffin entities are not considered as related parties since November 12, 2021.
The Company had the following balances with related parties:

	December 31
	2022	2021
Liabilities	(US$ millions)
Payables to Honduras joint venture(iii)	48	69
Payables to EPM	39	38
Payables to Panama non-controlling interests (ii)	—	1
Other accounts payable	2	2
Total	88	110
(ii)     The non-controlling shareholders in Tigo Panama are not considered as related parties since June 29, 2022 (see note A.1.2.to our audited consolidated financial statements).
(iii)    Mainly dividends.

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020

	December 31
	2022	2021
Assets	(US$ millions)
Receivables from EPM	2	2
Receivables from Honduras joint venture (i)	13	62
Receivables from Panama non-controlling interests (ii)	—	1
Other accounts receivable	—	5
Total	15	70
(i)    In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefónica Celular S.A. acquired the shares of Navega S.A. de C.V. from its existing shareholders. The sale consideration was payable in several installments with an expected final settlement in November 2023. During 2022, our operations in Honduras early repaid the related outstanding amount in its entirety.
(ii) The non-controlling shareholders in our Panama operations are not considered as related parties since June 29, 2022 (see note A.1.2. to our audited consolidated financial statements).

Notes to the Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020
H. Subsequent Events
Potential acquisition
On January 25, 2023, Millicom confirmed that a potential acquisition of all outstanding shares in Millicom is being discussed with Apollo Global Management and Claure Group. There is no certainty that a transaction will materialize nor as to the terms, timing or form of any potential transaction.
Colombia financing
On January 5, 2023, UNE issued a COP230 billion (approximately $50 million) bond consisting of two tranches with three and four and a half-year maturities. Interest rates are variable, based on CPI + a margin, and are payable in Colombian peso.