Form 20-F
period 2023-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2024-03-12
CIK 912958

As filed with the Securities and Exchange Commission on March 12, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Mauricio Ramos
Chief Executive Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon,
L-1249 Luxembourg
Grand Duchy of Luxembourg
Phone: +352 691 750960 / +1 908 463 8588
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
172,096,305 common shares as of December 31, 2023
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
Yes☐ No ☒

Annual Report on Form 20-F
2023

FORM 20-F CROSS REFERENCE GUIDE

Item in Form 20F	Cross-Reference to Consolidated Management Report	Pages
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	None - Not Applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	None - Not Applicable
ITEM 3. KEY INFORMATION	Key Information	14
A. Reserved
B. Capitalization and Indebtedness	None - Not Applicable
C. Reasons for the Offer and Use of Proceeds	None - Not Applicable
D. Risk Factors	Key Information - Risk Factors	14
ITEM 4. INFORMATION ON THE COMPANY	Information on the Company	44
A. History and Development of the Company	Information on the Company - History and Development of the Company	44
B. Business Overview	Information on the Company - Business Overview	45
C. Organizational Structure	Information on the Company - Organizational Structure and Subsidiaries	54
D. Property, Plant and Equipment	Information on the Company - Business Overview	45
Item 4A. Unresolved Staff Comments	Information on the Company - Unresolved Staff Comments	55
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	Operating and Financial Review and Prospects	56
A. Operating Results	Operating and Financial Review and Prospects - Operating Results	56
B. Liquidity and Capital Resources	Operating and Financial Review and Prospects - Liquidity and Capital Resources	72
C. Research and Development, Patents and Licenses, etc.	Information on the Company - Business Overview	45
D. Trend Information	Operating and Financial Review and Prospects - Trend Information	76
E. Critical Accounting Estimates	Not Applicable
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	Directors, Senior Management and Employees	77
A. Directors and Senior Management	Corporate Governance - Board Governance - Board Profile: Skills and Experience; Corporate Governance - Millicom CEO and Executive Team	117
B. Compensation	Directors, Senior Management and Employees - Compensation	77
C. Board Practices	Corporate Governance - Board Governance	136
D. Employees	Directors, Senior Management and Employees - Employees	78

E. Share Ownership	Corporate Governance - Board Profile: Skills and Experience; Corporate Governance - Millicom CEO and Executive Team	105
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation	None - Not Applicable
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	See 2 following lines
A. Major Shareholders	Corporate Governance - Shareholders and Representation of Shareholders	98
B. Related Party Transactions	Additional Information - Related Party Transactions	80
C. Interests of Experts and Counsel	None - Not Applicable
ITEM 8. FINANCIAL INFORMATION	Financial Information	79
A. Consolidated Statements and Other Financial Information	Financial Information - Consolidated Statements and Other Financial Information	79
B. Significant Changes	Financial Information - Significant Changes	80
ITEM 9. THE OFFER AND LISTING	The Offer and Listing	80
A. Offer and Listing Details	The Offer and Listing - Offer and Listing Details	80
B. Plan of Distribution	None - Not Applicable
C. Markets	The Offer and Listing	80
D. Selling Shareholders	None - Not Applicable
E. Dilution	None - Not Applicable
F. Expenses of the Issue	None - Not Applicable
ITEM 10. ADDITIONAL INFORMATION	Additional Information	80
A. Share Capital	None - Not Applicable
B. Memorandum and Articles of Association	Corporate Governance - Corporate Governance Statement and Framework	133
C. Material Contracts	Additional Information - Material Contracts	81
D. Exchange Controls	Additional Information - Exchange Controls	82
E. Taxation	Additional Information - Taxation	82
F. Dividends and Paying Agents	None - Not Applicable
G. Statement by Experts	None - Not Applicable
H. Documents on Display	Additional Information - Documents on Display	89
I. Subsidiary Information	None - Not Applicable
J. Annual Report to Security Holders	None - Not Applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Quantitative and Qualitative Disclosures about Risk	89
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	None - Not Applicable
A. Debt Securities	None - Not Applicable
B. Warrants and Rights	None - Not Applicable
C. Other Securities	None - Not Applicable

D. American Depositary Shares	None - Not Applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	None - Not Applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	None - Not Applicable
ITEM 15. CONTROLS AND PROCEDURES	Controls and Procedures	92
A. Disclosure Controls and Procedures	Controls and Procedures	92
B. Management's Annual Report on Internal Control over Financial Reporting	Controls and Procedures	92
C. Report of Independent Registered Public Accounting Firm	Controls and Procedures	93
D. Changes in Internal Control over Financial Reporting	Controls and Procedures	94
ITEM 16. RESERVED
Item 16A. Audit Committee Financial Expert	Audit and Compliance Committee Financial Expert	94
Item 16B. Code of Ethics	Code of Ethics	130
Item 16C. Principal Accountant Fees and Services	Principal Accountant Fees and Services	131
Item 16D. Exemptions from the Listing Standards for Audit Committees	None - Not Applicable
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of Equity Securities	131
Item 16F. Change in Registrant's Certifying Accountant	None - Not Applicable
Item 16G. Corporate Governance	Corporate Governance - Corporate Governance Statement	94
Item 16H. Mine Safety Disclosure	None - Not Applicable
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None - Not Applicable
Item 16J. Insider Trading Policies	Corporate Governance - Board Governance	95
Item 16K. Cybersecurity	Risk Management	41
PART III
ITEMS 17 and 18. FINANCIAL STATEMENTS	Financial Statements	132
ITEM 19. EXHIBITS	Exhibits	180

CEO MESSAGE
When I joined Millicom as CEO in March 2015, the company was at a crossroads.

We were #1 or #2 in mobile in most of our Latin American markets, but the company had yet to deploy the 4G networks that would be needed to protect its market leadership. Moreover, cash flow generation from Latin America was being re-invested in Africa, where Millicom had sub-scale operations in six countries scattered across the continent.

One of my first decisions was to exit all of our African investments, and to re-deploy this capital to protect and extend our market leadership in Latin America. Exiting Africa was easier said than done, but over the course of several years, we successfully divested six telecom operations and investments in two non-core assets, completing our exit from the region.

Meanwhile, in our core Latin American markets, we stepped up our investments. We quickly deployed 4G networks to protect and extend our mobile market leadership. We built extensive fiber networks and world-class Tier 3 data centers to provide additional services to both residential and B2B customers. In Colombia, the 2014 merger with UNE had left the company with a legacy copper network that we replaced with fiber-cable. In 2020, we acquired low-frequency spectrum that had historically handicapped Tigo’s competitiveness in that mobile market. Similarly, we acquired AWS spectrum in El Salvador, paving the way for renewed growth and increased scale and profitability from both of these markets.

Along the way and with a clear sense of purpose, we assembled a more diverse and inclusive workforce and became an employer of choice, we strengthened our brand and improved customer experience with robust networks and digital tools, and we made external commitments to do our part to help mitigate climate change.

We also made a few key strategic decisions. In 2018, we entered the Panamanian market, and we are now the clear market leader in what is arguably the fastest-growing economy and most stable country in the region. During the pandemic, we remained steadfast in executing our investment plans, emerging with higher market shares in several markets. In 2021, we increased to 100% our ownership in our Guatemala business, our most-profitable operation, by far.

During 2022 however, it became increasingly clear that our work wasn’t quite done, especially as global inflation and interest rates spiked, putting additional pressure on both our cash flow and our leverage.

We responded to these unforeseen external challenges, with three key initiatives implemented during 2023. First, we developed Project Everest, a broad-based efficiency program aimed at simplifying internal processes to lift productivity and reduce cost. Second, we took additional steps to improve cash flow in Colombia, reaching an agreement with Telefonica to combine our mobile networks and spectrum in that country. Finally, in Guatemala, we re-balanced the industry’s spectrum holdings following two successful auctions, paving the way to a more stable market structure in the future.

Successful execution of these three initiatives in 2023, combined with the significant investments and strategic decisions made over the last several years, position Millicom to deliver robust and sustainable equity free cash flow going forward.

In closing, and on behalf of the entire management team, I would like to thank my fellow Board members for contributing their business expertise and industry knowledge. I want to extend the entire Board’s gratitude to Odilon Almeida, Lars-Johan Jarnheimer, Mercedes Johnson, James Thompson, and José Antonio Rios García for their invaluable contributions over the past several years. And finally, the entire Tigo team express our heartfelt sorrow following the untimely passing of Nicolas Jaeger, our esteemed Board member, colleague, and friend.

Mauricio Ramos
Executive Director, CEO and Interim Chair of the Board of Directors

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial statement information
We have included in this Annual Report the Millicom Group’s (as defined below) audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021. The Millicom Group’s audited consolidated financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We end our fiscal year on December 31. References to fiscal 2023, fiscal 2022 and fiscal 2021 refer to the years ended December 31, 2023, 2022 and 2021, respectively.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker (the "CODM") to make strategic and operational decisions from both a business and geographic perspective. Our risks and rates of return for our operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business in April 2022, we had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its reclassification as discontinued operations, we no longer report an Africa segment in our consolidated financial statements included elsewhere in this Annual Report. Further, during the latter half of 2023, we implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. We also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. Due to these organizational changes, and considering the information now being reviewed by the CODM to assess performance and allocate resources, our operating segments were redefined to align with our countries of operation. Our reportable segments now consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other, which includes Nicaragua, Costa Rica and El Salvador. See “Operating and Financial Review and Prospects—Operating Results —Our segments.”
Presentation of data
We present operational and financial data in this Annual Report. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group, including our subsidiaries, and excluding our operations in Guatemala, before November 12, 2021 as explained below, and our Honduras joint venture.
Financial data is presented either at a consolidated level or at a segmental level, as derived from our consolidated financial statements, including the notes thereto. At a consolidated level, we account for our operations in Honduras and our operations in Guatemala up until November 12, 2021 as joint ventures using the equity method of accounting. At a segmental level, we account for our operations in Honduras and our operations in Guatemala up until November 12, 2021 as if they were fully consolidated, as this reflects the way management views and uses internally reported information to make decisions.
We have made rounding adjustments to reach some of the figures included in this Annual Report. Accordingly, figures shown as totals in some tables may not be an exact arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in this Annual Report.

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
Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. These statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:
•global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;
•potential disruption due to diseases, pandemics (including the COVID-19 virus), political events, armed conflict and acts by terrorists;
•telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;
•competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
•the achievement of our operational goals, financial targets and strategic plans, including the anticipated efficiencies and savings of our cost-reduction project, the acceleration of cash flow growth and the expansion of our fixed broadband network;
•legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;
•the achievement of environmental, social and governance targets, including through the use of solar panels and other methods that aim to lower the energy consumption of our networks, such as the increased implementation of Fiber-to-the-Home ("FTTH"), and various diversity, equity and inclusion targets;
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
•our ability to create a new organizational structure for the Tigo Money business and manage it independently to enhance its value;
•our ability to optimize the utilization and capital structure of our tower assets, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;
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
•other factors or trends affecting our financial condition or results of operations; and
•various other factors, including without limitation those described under “Key Information—Risk Factors.”
This list of important factors is not exhaustive. You should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environments in which we operate. Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section of this Annual Report entitled “Key Information—Risk Factors.”

CONSOLIDATED MANAGEMENT REPORT
KEY INFORMATION

Risk Factors
In addition to the other information contained in this Annual Report, you should carefully consider the following risk factors before investing in our common shares. If any of the possible events described below were to occur, the business, financial condition and results of operations of the Millicom Group could be materially and adversely affected. If that happens, the market price of our common shares could decline, and you could lose all or part of your investment.
Summary of Risk Factors
The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this "Risk Factors" section in full. Some of the risks we face include:
•our ability to adapt to rapid technological change and continually evolving industry standards;
•our ability to generate expected returns on substantial investments;
•our ability to expand our customer base and retain market share by developing and operating our mobile, cable and broadband networks, Mobile Financial Services ("MFS") and distribution systems;
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
•the impact of pandemics and other public health crises on our operations, business and financial condition;
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

Additionally, the risk factors described in this section have been separated into four separate but interrelated areas:
1.Risks related to the telecommunications, cable and MFS industries
2.Risks related to Millicom’s business in the markets in which it operates
3.Risks related to Millicom’s size, structure and leadership
4.Risks related to share ownership, governance practices, and registration with the Securities and Exchange Commission ("SEC")

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
Our ability to increase or maintain our market share and revenue is partly dependent on the success of our efforts to expand our business, the quality of our services and the management of our networks and distribution systems. As new technologies are developed or upgraded, such as advanced 5G systems and fiber optic cable networks, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile, cable or broadband network, in whole or in part. In some cases, the COVID-19 pandemic accelerated the transition from traditional to digital services, including MFS, and the heightened customer expectations in these areas may require us to invest greater resources in technological improvements.
The initial build-out of our networks and distribution systems, together with sustaining sufficient network performance and reliability, is a capital-intensive process that is subject to risks and uncertainties which may delay the introduction of services and increase the cost of network construction or upgrade. With regard to our strategic efforts in broadband services, we seek to increase our market share in both the residential and commercial broadband markets by investing significant resources in HFC and FTTH networks, in addition to fixed broadband services through wireless communication networks, known as fixed wireless access ("FWA"). The provision of broadband services is highly capital intensive, and the long-term nature of the return on investment increases the risks to our operations. Potential difficulties include constraints on our ability to fund additional capital expenditures, as well as external forces, such as obtaining necessary permits from regulatory and other local authorities.
Unforeseeable technological developments may also render our services or distribution channels unpopular with customers or obsolete. To the extent we fail to expand, upgrade and modernize our networks and distribution systems on a timely basis relative to our competitors, we may not be able to expand our customer base and we may lose customers to competitors. If any of these risks materialize, we may be at a competitive disadvantage, which could result in the loss of customers or the inability to attract new customers and maintain or grow our market share. In turn, this would impact our revenue and profitability and our ability to generate cash to grow or sustain our businesses.
b.Content and content rights
Content and programming costs are rising (especially those with exclusivity rights), and we may not be able to pass the increased costs on to our customers.
In recent years, the cable TV and direct-to-home satellite TV industries (together “pay-TV”) have experienced a rapid escalation in the cost of content rights and programming. We expect these costs may continue to increase, particularly those related to exclusive and live broadcasts of sporting and other events. As of December 31, 2023, we had exclusivity rights over certain local soccer content in several of our markets, including Bolivia, Costa Rica, El Salvador, Guatemala, Honduras, Panama and Paraguay, and we expect that the costs of these rights may continue to increase significantly. If we are unable to moderate the growth in these costs or fully pass them on to our customers in the form of price increases, we may lose our rights to this content. Any failure to maintain such rights may reduce the desirability of our networks and negatively affect our profitability.
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
Most of our licenses are granted for specified terms, and we have no assurance that any license will be renewed upon expiration. Licenses due to expire in the near term include our licenses for pay-TV and fixed telephone services in Honduras (2024), certain spectrum licenses for mobile services in Colombia (2024), pay-TV services in Panama (2024) and the general license covering all services in Costa Rica (2024).

Licenses may contain additional obligations.
Licenses may contain additional obligations, including payment obligations and requirements to cover reduced service areas or permit a more limited scope of service (for example, around prisons in El Salvador and Honduras). The cost of extending coverage to reduced service areas may exceed the revenue generated from providing such services. Licenses may also contain coverage obligations, like in Colombia where 700 MHz frequency acquisitions were paid partly with cash and partly by committing to provide coverage to 1,636 districts over the course of five years. In addition, increased regulations may impose additional obligations on operators and these obligations may affect the retention and renewal of licenses or spectrum. For more information, see “Information on the Company—Business Overview—Regulation.”
d.Quality and resilience of networks and service
Equipment and network systems failures, including as a result of climate change, a natural disaster, sabotage or terrorist attack, could negatively impact our business.
Our business is dependent on certain sophisticated critical systems, including exchanges, switches, fiber, cable headends, data centers and other key network elements, physical infrastructure and billing and customer service systems. Our technological infrastructure is vulnerable to damage and disruptions from numerous factors, including climate change, fire, flood, windstorms and other natural disasters and extreme weather events, power outages, terrorist acts, equipment and system failures, human errors and intentional wrongdoings, including breaches of our network and information technology security. For example, in 2020, our mobile network was partially affected due to storm damage in Honduras, which resulted in the deterioration of service in certain parts of the country. Ongoing risks to our network include state-sponsored censorship, sabotage, theft and poor equipment maintenance.
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
Changes in regulations may disrupt our business activities and reduce our revenue and profit margins for mobile services.
Regulatory changes may reduce or prohibit the provision of our services on a temporary or long-term basis. For example, since 2014, mobile operators in El Salvador and Honduras have been required to shut down services or reduce signal capacity in and around prisons. Similar laws have been enacted in Guatemala, although these were later nullified.
Moreover, regulations which make it commercially unviable to subsidize our mobile customers’ handsets; set an expiry date on when our customers must use their prepaid minutes, data or short message service ("SMS") bundles; or prohibit certain automatic deductions to customer accounts, could reduce revenue and profit margins for mobile services. For example, in 2015, the regulator in Colombia determined that handsets and telecommunication services could not be bundled and had to be invoiced separately. This had a direct impact on handset affordability and caused a sharp decline in our handset sales. In 2016, the regulator in Paraguay extended the unused prepaid data allowance from 30 to 90 days, which impacted the frequency at which a portion of our prepaid customers purchase additional data allowances from us. In 2019, the Legislative Assembly in El Salvador made a reform to the Consumer Protection Law, which required a change in the telecommunication companies' commercial activities. The reform called for the maintenance of unused data allowances for up to 90 days and prohibited automatic renewals, changing our financial results. Additionally, the reform banned broadcasts and collection activities outside business hours, impacting our clients' churn trends and payment behavior. In 2022, the Bolivian regulator prohibited operators from automatically making deductions to prepaid customer accounts for data usage services on an on-demand basis unless the customer has expressly opted-in to receive on-demand data. As a result, when a prepaid customer uses up their data allowance, the operator cannot automatically begin charging such user on an on-demand basis and must, instead, cancel data access until such customer either purchases a new data package or accepts on-demand data.
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
For more information on the regulatory environment in the markets in which we operate, see “Information on the Company—Business Overview—Regulation.”
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
As many companies do, Millicom has experienced occurrences of breaches, phishing, ransomware attacks, blackmail and internal and external malicious actors targeting our systems, networks and data. Ransomware attacks are a type of cyber-attack in which a business becomes unable to access its own information and is presented with a demand to pay ransom in order to recover access to its information. In recent years, we have been subject to web portal attacks, ransomware attacks or threats relating to our operations in several Latin American countries, including El Salvador, Bolivia, Nicaragua, Guatemala, Panama, Paraguay and Colombia. While the effect that these attacks and threats have had on our services was minimal and resulted in limited data loss or release of customer data to date, there can be no assurance that we will be able to prevent future cyber-attacks that result in a material loss of data or other security breaches.
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
The telecommunications and cable industry has been characterized by increasing consolidation and a proliferation of strategic transactions. As a result, we are increasingly competing with larger competitors that may have substantially greater resources than we do. We expect this trend of consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:
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
We rely on handset distributors, manufacturers and application developers to provide us with the handsets, hardware and services demanded by our customers. The key suppliers of our handsets and set-top boxes, in terms of both volume of sales and importance to our operations, are Apple, B-Mobile, Blu, Honor, Motorola, Samsung, Sky, Tecno, Xiaomi and ZTE. We import directly from original equipment manufacturers ("OEMs"), or we source our handsets through their authorized distributors in each of our markets.

We are dependent on key suppliers to provide us with networks and systems.
We seek to standardize our network equipment to ensure compatibility, ease equipment replacement and reduce downtime of our network and contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Ericsson, Nokia, Commscope, Harmonic, Kaon, Vantiva, Juniper, Intraway and VMWare.
We have limited influence over these key suppliers, and even less over their suppliers and the continuity of their supply chains, which could be disrupted in many ways. Therefore, we cannot assure you that we will be able to obtain required products or services on favorable terms or at all. Any failure of key suppliers to provide software and equipment could interfere with our operations. For example, in recent years, we experienced significant disruptions in the supply of microchips due to a global shortage that affected our suppliers, which we addressed by accumulating strategic inventories and substituting alternative products to sustain our operations. While we did not experience such disruptions in 2023, there can be no assurance that we will not be subject to future shortages or other similar disruptions, which could have a significant adverse effect on our business.
International actions including trade sanctions could disrupt or otherwise negatively impact our supply chain.
In May 2019, the U.S. government announced executive action aimed at addressing U.S. national security risks arising from the use of non-U.S. technology. In furtherance of this order, the U.S. Department of Commerce issued an interim final rule in January 2021 that allows the U.S. government to prohibit certain information and communications technology and services (“ICTS”) transactions to address U.S. national security threats. In June 2023, the U.S. Department of Commerce issued a final rule that amended the ICTS interim final rule, which clarified the scope and criteria relevant to evaluating whether certain ICTS transactions present U.S. national security threats. Although the extent and potential consequences of the U.S. government's review of ICTS transactions remain uncertain, they may have a material adverse effect on our ability to maintain and expand our networks and business. There are a number of alternative suppliers available to us; however, if we are unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, our ability to maintain and expand our networks and business may be materially and adversely affected.
We rely on interconnection and capacity agreements, the terms of which could be made less favorable due to market participants or regulatory changes.
Interconnection and capacity agreements are required to transmit voice and data to and from our networks. Our ability to provide services would be hampered if our access to local interconnection and international capacity was limited, or if the commercial terms or costs of interconnection and capacity agreements with other local, domestic and international carriers of data and communications were significantly altered, or if an operator is not able to provide interconnection due to operation and maintenance issues or natural disasters.
We depend upon certain third parties to operate and maintain parts of the networks we use, including certain towers and network infrastructure, and related services.
In 2023, after determining that ownership of mobile communications towers no longer confers a competitive advantage, we began the process of moving towers at more than 9,000 sites into a separate company, as further discussed under "Information on the Company—Business Overview—Property, Plant and Equipment—Tower infrastructure." Although the transfer has not yet been fully completed, we anticipate that the carved-out tower company may be ultimately owned and controlled by a third party. Further, we have sold and leased back a significant number of our towers, and we may engage in similar transactions in the future.
We also have entered into managed services agreements in certain of our markets to outsource the maintenance and replacement of our network equipment. Although the contracts impose performance obligations on the operators and tower management companies, we cannot guarantee that they will meet these obligations or implement remedial action in a timely manner, which may result in these towers or networks not being properly operated. If our managed services agreements terminate, we may be unable to find a cost-effective, suitable alternative provider, and we may no longer have the necessary expertise in-

house to perform comparable services. For example, if our tower network service provider is unable to properly maintain our towers, we may suffer a degradation in the quality or coverage of our mobile services.
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
2.Risks related to Millicom’s business in the markets in which it operates
The outbreak of pandemics or other public health crises has had, and may again have, a significant negative effect on our operations, business and financial condition.
The outbreak of a pandemic or similar public health crises (including COVID-19) could significantly disrupt our business operations for an extended period. The measures taken to combat a pandemic or public health crisis and ameliorate its effects, such as the closing of retail stores or other distribution channels, as well as other government mandates to provide services to non-paying clients, have had, and may again have, a significant negative effect on our operations.
The full impact of a pandemic or public health crisis cannot be predicted and depends on several factors, including the geographic spread and duration of the illness, the resurgence or emergence of variant strains of the illness, the availability and effectiveness of vaccines, vaccine hesitancy, the response by governments, private sector participants and the public to contain the illness or address its impacts, and the associated disruption to business and commerce generally, all of which are highly uncertain and could have a significant adverse effect on our business.
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
Our strategic priorities include, among others, expansion of our high-speed data networks (4G, HFC and FTTH), facilitation of growth in our mobile data and fixed broadband segments, implementation of 5G technology transformation projects to improve our operating performance and efficiency, implementation of cost efficiency programs and the creation of, and potential sale of interests in, legal entities to separate our Tigo Money and Towers businesses from our telecommunications service operations. We also regularly evaluate potential opportunities to consolidate or form strategic partnerships or alliances with other large competitors. There can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure, or that it will achieve the desired financial or operational objectives. In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees, local shareholders and other stakeholders, business interruptions, and difficulty in recruiting and retaining key personnel. Further, we could enter into partnerships or strategic alliances that require significant investment or other undertakings from us (including non-compete agreements) or that limit our financial flexibility or pose limitations on our ability to control or exercise significant influence over companies or businesses in which we have an ownership stake or over which we exercise control, which could, in turn, result in our having to deconsolidate assets, liabilities and results of operations associated with those businesses.
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
The markets in which we operate are highly competitive. Our main mobile and fixed competitors include major international and regional telecommunication providers such as América Móvil, Telefónica and Liberty Latin America. Many of our main competitors have substantially greater resources than we do in terms of access to capital. Some of our competitors are state-owned entities, which may prioritize social objectives over profitability. In some of our markets, our competitors may have access to more spectrum and provide greater or better area coverage, and they may face fewer regulatory burdens than we do.
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
Within our markets, operators compete for customers principally on the basis of price, promotions, services offered, advertising and brand image, quality and reliability of service, mobile coverage and overall customer experience. Telecom services are largely commoditized services, and the ability to differentiate these services among operators is limited. Competition may result in pricing pressure, reduced margins and profitability, an increase in customer churn and reduced revenue and market share.
The effects of competition have been exacerbated by recent inflationary pressures, and the need to increase prices for our products and services has become increasingly more common. Competitive pressures could prevent us from implementing or sustaining such price increases, or implementing price increases that are commensurate with inflation, which may have a material adverse impact on our business, financial condition and results of operations.
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
We may not be able to achieve market acceptance of our mobile financial services.
Although the use of mobile financial services and digital payments has increased throughout the world, there can be no assurance that this increase will result in the acceptance of our MFS across the markets in which we operate. For example, our Tigo Money business is currently deployed in several of our markets, and, as of December 31, 2023, we had a total of 4.0 million active users. However, we may be unable to achieve the required level of market acceptance in order for us to recover the investment costs involved in developing and launching such services, and any failure to achieve such acceptance may cause us to reduce our product offerings or exit certain of our markets.
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
Prepaid customers do not sign service contracts and may be more likely than postpaid customers to switch mobile operators and take advantage of promotional offers by other operators. Many of our prepaid mobile customers subscribe to short-term packages that are valid for only one day. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future. Prepaid customers represented 82% of our mobile customers as of December 31, 2023 and generated approximately 61% of our mobile service revenue and 35% of our total service revenue during 2023.
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
Some of the countries in which we operate may be subject to greater political and economic risk than developed countries. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, Bolivia, Panama and Guatemala , and, to a lesser extent, Colombia, have recently experienced civil, social and political unrest.
Any political or social instability or hostilities in the markets in which we operate can hinder economic growth and reduce discretionary consumer spending on our services, and may result in damage to our networks or prevent us from selling our products and services.
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
The legal systems in many of the countries in which we operate are less developed than those in more established markets. This creates uncertainties with respect to many of the legal and business decisions that we make, including, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, difficulties in enforcement, broad regulatory authority held by telecommunications regulators, inconsistency and lack of transparency in the judicial interpretation of legislation and corruption in judicial or administrative processes or systems. We may not always have access to efficient avenues for appeal and may have to accept the decisions imposed upon us. For more information concerning the legal proceedings to which we are subject, see “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”
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
Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by a lack of long-term financing in local currencies or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”
Due to the lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures.
We had net foreign exchange gains of $31 million in fiscal 2023 compared to net foreign exchange losses of $84 million in fiscal 2022 and net foreign exchange losses of $42 million in fiscal 2021. At the operational level we seek to match the currencies of our cash inflows and outflows, but while this practice reduces, it does not eliminate, our significant foreign exchange exposure to the U.S. dollar.
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
Any “unpegging,” particularly if the currency weakens against the U.S. dollar, could have an adverse effect on our business, financial condition or results of operations. Currently, Bolivia operates a fixed peg to the U.S. dollar. However, in light of the recent shortage of U.S. dollars, the increased use of alternative currencies such as the Chinese Yuan, and the increasing threat of an economic downturn, there can be no assurance that such peg will be maintained in the future.
h.Taxation
Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax strategy and business decisions.
The tax laws and regulations in the markets in which we operate are complex and subject to varying interpretations. The tax authorities in the markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities. Our interpretations and application of the tax and regulations could differ from that of the relevant governmental taxing authority. Tax declarations are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers, and in some cases criminal penalties on company personnel. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects. For example, on March 28, 2022, the supreme court in one of the jurisdictions in which we operate issued a $16.2 million ruling against our business, primarily for taxes related to incoming international calls and the deductibility of interest expenses in 2010. We are also addressing tax disputes with local tax authorities in several jurisdictions, further described under “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Tax disputes.”
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
Tax authorities could argue that some of the services provided among the various legal entities in the group are on terms more favorable than those that could be obtained from independent third parties and assess higher taxes or fines in respect of the services MIC S.A. provides. Additionally, the Council of the European Union (the "Council") published a proposal on December 22, 2021, further amended during 2022 and 2023, which targets shell entities to prevent their misuse for tax purposes. We are currently reviewing whether such proposal could be deemed applicable to us if adopted and what adverse impacts it may have, if any, on our business.
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
Millicom’s employees interact with customers, contractors, suppliers and counterparties, and with each other, every day. All employees are expected to respect and abide by the Group's values and Code of Conduct, commonly referred to as the “Sangre Tigo” culture. While Millicom takes numerous steps to prevent and detect inappropriate conduct by employees, contractors and suppliers that could potentially harm the Group's reputation, customers, or investors, such behavior may not always be detected, deterred or prevented. The consequences of any failure by employees to act consistently with the “Sangre Tigo” expectations could include litigation, regulatory or other governmental investigations or enforcement actions.

We are subject to anti-corruption and anti-bribery laws.
We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. We operate in countries which pose elevated risks of corruption violations, and in certain of our markets, we have been and may continue to be subject to governmental investigations that include the telecommunications sector. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures. Moreover, investigations of any actual or alleged violations of such laws or policies related to us could be time consuming, distracting to management and expensive, with the potential to harm our business, financial condition, results of operations, cash flows or prospects. For example, in late 2015 we reported to the U.S. Department of Justice (“DOJ”), as well as to law enforcement authorities in Sweden, potential improper payments made on behalf of our joint venture in Guatemala. In 2016 we received notification from the Swedish Public Prosecutor that its preliminary investigation had been discontinued. In 2018, the DOJ informed us that it was closing its investigation without action. More recently, in April 2022, we received a subpoena from the DOJ requesting information concerning our business in Guatemala (“Tigo Guatemala”), including information related to the purchase in 2021 of our former joint venture partner’s interest in Tigo Guatemala and information related to any contacts with certain Guatemalan government officials. The subpoena also requested information concerning our operations in other countries in Latin America. In May 2023, we received a second subpoena from the DOJ requesting additional information regarding Tigo Guatemala. We are cooperating with the DOJ. At this time, we cannot predict the ultimate scope, timing or outcome of this matter.
Our anti-corruption policies, procedures and internal controls may not be effective in complying with anti-corruption laws.
We regularly review and update our policies, procedures and internal controls designed to provide reasonable assurance that we, our employees, joint ventures, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. For example, our business in Guatemala retained external legal counsel to review its policies and procedures related to anti-corruption issues, including examining certain allegations of improper payments made several years ago. However, anti-corruption policies, procedures and internal controls are not always effective against this risk. We cannot assure you that such policies or procedures or internal controls work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, joint ventures, distributors and other intermediaries with respect to our business or any businesses that we may acquire.
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
We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. In 2023, our most significant impact from fraudulent activity was in the Home business, where irregular activations and reconnections led to fraud and to certain subscribers obtaining services that should not have been activated. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.
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
We operate in certain countries in which international sanctions may be imposed by the U.S., the U.K. or the European Union, and we may be required to comply with such sanctions. Such sanctions may restrict our ability to implement our strategy or conduct our business in the manner in which we expect. For example, in response to the November 2021 presidential election in Nicaragua, the U.S., the EU and the U.K. announced sanctions against the Nicaraguan Public Ministry and various Nicaraguan institutions and government officials, including the deputy director general and director general of TELCOR, the nation's principal telecommunications regulator. In October 2022, these sanctions were subsequently expanded by the United States, and the U.S. government also imposed visa restrictions on over 500 Nicaraguan individuals with ties to the Nicaraguan government. Concurrently, the European Union broadened its existing sanctions to TELCOR and seven Nicaraguan individuals, including the director of TELCOR. Finally, several Nicaraguan government officials and other key actors are currently included on the Specially Designated Nationals and Blocked Persons list of the U.S. Office of Foreign Assets Control, as well as the U.K. and EU sanctions lists. While it remains uncertain what impact current and future sanctions may have on our operations in Nicaragua and other markets, they may have a material adverse effect on our ability to maintain and expand our networks and business.
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
Although we implement and provide training on health and safety matters, particularly related to the risks of working on telecommunications towers or on TV poles, there is no guarantee that our employees or our contractors will comply with applicable safety standards. For example, in 2023, we did not suffer any employee fatalities or major losses to the Company, but there were unfortunately six fatalities in our contracted services. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of, or injury to, our employees or contractors, as well as expose ourselves to possible litigation and reputational harm.
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
As of December 31, 2023, approximately 14% of our employees (approximately 35% of our direct workforce in Colombia and approximately 72% of our direct workforce in Panama) participated in collective employment agreements. While we have collective bargaining agreements in place, we could incur significant additional labor costs and/or experience work stoppages as a result of subsequent negotiations or new minimum wage legislation, which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact they would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructuring and other activities that impact employees. We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations materially and adversely affect the quality of our services and harm our reputation.

3.Risks related to Millicom’s size and structure and leadership
a.Size - capacity and limitations
The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.
As of December 31, 2023, our consolidated indebtedness excluding lease liabilities was $6,697 million, of which MIC S.A. incurred $2,388 million directly, and MIC S.A. guaranteed $505 million of indebtedness incurred by its subsidiaries. Including lease liabilities, our consolidated indebtedness was $7,739 million as of December 31, 2023. In addition, at December 31, 2023 our joint venture in Honduras, which is non-recourse to MIC S.A., had $360 million of debt and lease liabilities of $61 million.
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
We may pursue acquisitions of, investments in strategic partnerships or mergers with businesses (including other providers that we compete with),, technologies, services and/or products that complement or expand our business. Some of these potential transactions could be significant relative to the size of our business and operations. Any such transaction would involve a number of risks and could present financial, managerial, governance and operational challenges, including: diverting management attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; loss of control or significant influence, potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees. As an example, our joint venture in Ghana did not create the expected synergies and benefits that we anticipated.
Moreover, we may not be able to successfully complete acquisitions, mergers and strategic partnerships, in light of challenges such as strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities, and regulatory approvals required.
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
Further, our ability to successfully operate our business in Colombia may be hindered due to the governance arrangements for that business, which require the approval of our local partner to make certain decisions. For example, our operations in Colombia were constrained by the near-term maturity of a significant amount of debt, which led us to make a joint capital contribution with our local partner in October 2023 and thereby avoid the bankruptcy of our operations in Colombia. Although we ultimately reached an agreement with our local partner on the capital contribution, there can be no assurance that our business in Colombia will satisfy its debt obligations in the future or that we could come to an agreement with our local partner to satisfy such obligations or modify our agreements with our local partners as part of our strategy for Colombia.
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
There are legal limits on dividends that some of MIC S.A.’s subsidiaries and joint ventures are permitted to pay. Further, some of our indebtedness imposes restrictions on dividends and other restricted payments, which are described under “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing.”
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
Volatility in the market price of our common shares may prevent you from being able to sell our common shares at or above the price at which you purchased such shares. The trading price of our common shares has been and may in the future be volatile and subject to wide price fluctuations in response to various factors, including, among others: market conditions in the broader stock market in general, or in our industry in particular; actual or anticipated fluctuations in our financial and operating results; introduction of new products and services by us or our competitors; entry to new markets or exit from existing markets; issuance of new or changed securities analysts’ reports or recommendations, or the failure to receive industry analyst coverage; sales of large blocks of our shares; additions or departures of key personnel; regulatory developments; and litigation and governmental investigations or actions.
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
Throughout 2023, a majority of the trading activity in our shares was in the form of SDRs listed on the NASDAQ exchange in Stockholm. We cannot predict the extent to which investors will convert SDRs into common shares or whether the relisting of our common shares on the Nasdaq Stock Market on January 9, 2019 will lead to the development of an active trading market in the U.S. or how liquid that market might become. If an active trading market does not develop in the U.S., you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Disclosure Controls and Procedures.” Our independent registered public accounting firm has issued a report as of December 31, 2023. See “Report of Independent Registered Public Accounting Firm on the Internal Control over Financial Reporting.” to our Annual Report on Form 20F. However, if we fail to maintain an effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
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
We have been advised by our Luxembourg counsel, Hogan Lovells (Luxembourg) LLP that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a judgment for the payment of money rendered by a U.S. federal or state court will only be recognized and enforced against MIC S.A. by a court in Luxembourg without re-examination of the merits of the case if (i) it is a final judgment which is not subject to appeal or any other means of contestation and (ii) it complies with the applicable enforcement procedure (exequatur)

conditions, as set out in the relevant provisions of the Luxembourg New Code of Civil Procedure (Nouveau Code de Procédure Civile) and Luxembourg case law.
As a foreign private issuer and as permitted by the listing requirements of the Nasdaq, we may rely on certain home country governance practices rather than the Nasdaq corporate governance requirements.
As a foreign private issuer and in accordance with Nasdaq Listing Rule 5615(a)(3), we may comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. For example, Luxembourg law does not require that a majority of our board of directors consists of independent directors. While we currently have a board of directors that is independent of the Company (i.e., the board members are not members of management or employees of the Company), our board of directors may in the future include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). For more information on our reliance on certain home country practices and how they deviate from Nasdaq rules, see "Corporate Governance—Corporate Governance Statement and Framework."

Risk Management
Risks and Uncertainty
Millicom operates its business in emerging markets with unpredictable political and economic environments and a higher inherent level of risk compared to mobile and cable businesses in more mature markets. Our governance and oversight structure help reduce uncertainties and mitigate these risks. Thus, we only accept risks in our businesses and markets to the extent that opportunities for sufficient returns exist, and where we can design, implement, and operate appropriate systems and controls to manage those risks.

Risk is linked with opportunity and closely aligned with strategic goals. The focus of our risk management is on the reduction of uncertainty to enhance decision-making in strategy formulation and the allocation of capital and resources.

Risk Management
The Board of Directors is responsible for ensuring a sound system of risk management and internal controls and overseeing the processes that govern the identification, assessment, and prioritization of risks. The Audit and Compliance Committee reviews risk management reports and the methodology and controls within the organization.

Risks are identified and managed by management. We prioritize risks based on likelihood of occurrence and importance to the business. We quantify, measure, and monitor risks using risk indicators, with action plans to reduce gaps between current and target risk levels. Millicom has a management risk committee comprised of members of the Executive Team and central functions responsible for key enterprise risks (the "Management Risk Committee"). The Management Risk Committee meets at least quarterly to consider the evolution of key risks, monitor risk levels against appetite and tolerance, and consider future potential uncertainties and how they may manifest themselves as risks to Millicom's business. The Chief Risk Officer is part of the Executive Team.

The Risk Management & Internal Audit function is responsible for the design, implementation, and monitoring of Millicom’s enterprise risk management framework and processes.

Technology and Information
Information Security
Our Global Chief Information Security Officer ("CISO") manages the information security program and reports to the EVP Chief Commercial and Technology Officer ("CCTO"). The CISO is responsible for identifying, managing and mitigating technology-centric risks throughout the Company.The CISO oversees regional information security teams to ensure the confidentiality, integrity and availability of all business-critical information systems and assets, and the regional information security teams work closely with business and technology leaders to ensure compliance with corporate policies and regional information security regulatory requirements within the various countries where we conduct business.

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall enterprise risk management. We manage cybersecurity risks through our information security program, which is designed to align with the National Institute of Standards and Technology Cybersecurity Framework ("CSF"). Our information security program manages cybersecurity risks by creating a framework for identifying the source of cybersecurity threats and incidents (including threats associated with the use of services provided by third-party service providers), training employees and specialized roles, implementing measures to protect critical data and data flows, monitoring essential networks and applications, identifying and remediating vulnerabilities and informing executive management and our board of directors of material cybersecurity threats and incidents.

Our cybersecurity team also engages a third-party consultant for risk incident detection and vulnerability assessment, which employs a risk management program based on Rapid7's solutions. We confer with our third-party consultant on a weekly basis to assess the adequacy and strength of our monitoring efforts, address operational issues and drive continuous improvement.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Key Information—1. Risks related to telecommunications, cable and MFS industries—f. Cybersecurity and data protection" in this Annual Report.

Cybersecurity Risk Governance

Role of the Board of Directors

Our Board of Directors has overall oversight responsibility for our risk management and delegates cybersecurity risk management oversight to the Audit and Compliance Committee of the Board of Directors. The Audit and Compliance Committee is responsible for ensuring that management has processes in place that are designed to mitigate cybersecurity risks to an acceptable level, in line with the Company's risk appetite and risk tolerance, and to:

•monitor the Company’s information security program, including the activities performed by the information security team;
•provide oversight and direction on information security risk management, including cybersecurity and related threats;
•ensure that the Company allocates the proper level of resources to information security and cybersecurity;
•monitor results and remediation of findings from audit and assurance activities related to the Company’s information security program; and
•ensure that material information security and cybersecurity issues affecting the Company’s internal control environment are communicated to the Audit and Compliance Committee of the Company.

Role of Management
While our Board of Directors has overall responsibility for the oversight of our enterprise risk management, our management is responsible for day-to-day risk management. Our cybersecurity risk management is under the direction of our CCTO and CISO, and they are primarily responsible for defining and implementing our information security program and cybersecurity risk management (which we do not engage third parties for). In particular, our CCTO and CISO are responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes and risk indicators to ensure that such potential cybersecurity risk exposures are monitored, and implementing mitigating actions and plans to lower risks to targeted levels. In addition, our CCTO and CISO oversee the design of trainings on cybersecurity risks that are provided to all employees at least annually, with specialized trainings for executives, developers, system, network and database administrators and other key roles within the Company. More than 90% of our employees participated in security awareness and training in 2023 covering key threats—including but not limited to phishing risk—as well as prevention and company procedures.
Our CCTO and CISO receive reports from our cybersecurity team and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. Under the cybersecurity incident response plan, our CISO assigns a severity rating to each incident, and an escalation matrix is used to provide notifications to management and the Board of Directors based on the severity and duration of the incident.
In addition, our CCTO and CISO provide a quarterly update to the Audit and Compliance Committee on Millicom's cybersecurity risk management that includes reports on cybersecurity threats and incidents, mitigation strategies and remediation plans, recent developments in cybersecurity and updates to the Company's cybersecurity programs. Our CCTO and CISO provide a similar cybersecurity update to management, typically once a month.
Our CCTO and CISO are certified and experienced information systems security professionals and information security managers. Our CCTO has more than 20 years of experience in the telecommunications industry, being in charge of technology choices since 2000, and in charge of the cybersecurity function since 2012. His presence in the telecommunications business in emerging markets makes him knowledgeable about the technology and cybersecurity risks that are specific to the industry and our markets. Our CISO has over 12 years of experience in managing technology risks and controls, including eight years managing cybersecurity risks, and is certified by ISACA as a Certified Information Security Manager ("CISM").

INFORMATION ON THE COMPANY
History and Development of the Company
The Company’s legal name is Millicom International Cellular S.A. ("MIC S.A." or "the Company"). The Company uses the Tigo brand in all of the countries in which we do business. MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. The Company’s address is: 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number for the Head of Financial Reporting is: +352 691 750 960. The Company’s U.S. agent is: C T Corporation, 28 Liberty Street, 42nd Floor, New York, New York 10005, United States.
MIC S.A. was formed in December 1990 when Kinnevik AB ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated, a corporation established in the United States, contributed their respective interests in international mobile joint ventures to form MIC S.A. See “Information on the Company— Business Overview” for historical information regarding the development of our principal geographic markets and “Operating and Financial Review and Prospects—Liquidity and Capital Resources— Group Capital Expenditures and Expenditure Commitments” for a description of our capital expenditures.
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
•Fixed and other services, including broadband, pay-TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and VAS and solutions to business and government customers.
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
Additionally, we have a large portfolio of infrastructure across Latin America and, including our Honduras joint venture, our portfolio includes approximately 9,300 towers, 12 Tier III data centers and nearly 196,000 kilometers of fiber. In 2022, we began the process of carving out our tower operations, and in 2023, we created a new wholly owned tower infrastructure company ("Lati') to which we began transferring tower assets. In late 2023, we began exploring the sale of a stake in Lati to one or more third-party investors.
We also have an MFS business, Tigo Money, which is currently operating in Paraguay, Guatemala, El Salvador, Bolivia and Honduras.
We conduct our operations through local holding and operating entities in various countries, which are either our subsidiaries (in which we are the sole shareholder or the controlling shareholder) or joint ventures with local partners. For further details, see note A. to our audited consolidated financial statements. In this Annual Report, our description of our operations includes the operations of all of these subsidiaries and joint ventures.
As of December 31, 2023, we provided services to 40.7 million mobile customers and 4.4 million customer relationships with a subscription to at least one of our fixed services. This includes 3.9 million customer relationships on our HFC and FTTH networks and 0.4 million DTH subscribers. The remaining customer relationships are served using various technologies, including fixed wireless solutions as well as our legacy copper network.
For the year ended December 31, 2023, our revenue was $5,661 million and our net loss was $245 million. We had approximately 16,500 employees, including our Honduras joint venture.
Our strategy
Our strategy is to continue to expand the reach and capacity of our networks and distribution capabilities to grow our customer base over time. Underpinning this strategy is management’s assessment that penetration rates for both mobile and fixed broadband services in our markets are low relative to penetration rates in other markets globally, and that these have potential to increase over time. Based on our own subscriber data of mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G networks, were approximately 70% in Bolivia, 63% in Colombia, 61% in Panama, 60% in Paraguay, 56% in El Salvador, 55% in Honduras, 48% in Nicaragua and 41% in Guatemala as of December 31, 2023. Based on our own customer data and market intelligence, fixed and other services penetration rates, as measured by the number of residential broadband customers as a percentage of households in the country, were approximately 61% in Costa Rica, 57% in Colombia, 48% in Panama, 40% in Paraguay, 36% in El Salvador, 29% in Bolivia, 25% in Guatemala, 22% in Honduras , and 19% in Nicaragua as of December 31, 2023. Pay-TV penetration rates, as measured by the number of pay-TV customers, including DTH, as a percentage of households in the country, were approximately 55% in Costa Rica, 44% in Panama, 40% in Colombia, 35% in Paraguay, 33% in Guatemala, 32% in El Salvador, 24% in Honduras, 16% in Bolivia, and 15% in Nicaragua as of December 31, 2023.

Our services
Our services are organized into two principal categories: (1) Mobile and (2) Fixed and other services. In addition, we sell telephone and other equipment, comprised mostly of mobile handsets. We market these services through a variety of channels, including owned and third-party retail outlets, direct sales, digital and internet advertising, television, and billboards, among others.
Mobile
In our Mobile category, we provide mobile services, including mobile data, mobile voice, SMS and MFS, to consumers, businesses, and government customers.
Mobile is the largest part of our business and generated 57% of consolidated service revenue for the year ended December 31, 2023 and 57% of our consolidated service revenue for the year ended December 31, 2022.
Mobile data, mobile voice and SMS
We provide our mobile data, mobile voice and SMS services through 2G, 3G and 4G networks in all our mobile markets, and we have offered 5G in Guatemala since 2022.
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
MFS
We provide a broad range of mobile financial services such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs through our MFS App, Tigo Money. Tigo Money allows our customers to send and receive money, without the need for a bank account. As of December 31, 2023, we provided MFS to 4.0 million Tigo and non-Tigo customers. The service complements our Mobile and Fixed service offerings and increases customer satisfaction and loyalty, increasing ARPU and reducing customer churn.
In 2022, we began the process of separating our Tigo Money business from our core telecommunications service operations in order to facilitate the development of new financial and strategic partnerships aimed at accelerating Tigo Money's growth and enhancing its value creation potential. As of year-end 2023, the separation process was well advanced, providing us with optionality to pursue new partnerships in the future.
Fixed and other service revenue
In our Fixed and other service revenue category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential (Home) consumers and to government and business (B2B) customers. Fixed and other service revenue generated 42% of our consolidated service revenue for the year ended December 31, 2023 and 41% of our consolidated service revenue for the year ended December 31, 2022.
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
We provide Home services mainly over our HFC and FTTH networks, but we also offer pay-TV services via our DTH platform. In some markets, we also provide broadband services using fixed-wireless access and copper-based technologies. Throughout this report, we include FTTH network and customer metrics as a subset of our HFC network and customer metrics.

We provide Home services in every country where we operate. As of December 31, 2023, the Group had 4.4 million customer relationships, of which 3.9 million were connected to our HFC and FTTH networks, and we had 8.6 million HFC and FTTH RGUs.
B2B fixed
We offer fixed-voice and data telecommunications services, managed services and cloud and security solutions to small, medium and large businesses and governmental entities. We offer B2B fixed services in all of the markets in which we operate.
We have already deployed nearly 196,000 kilometers of fiber in our markets, including our Honduras joint venture, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. We have also established partnerships in the area of hypercloud, virtualization and Internet of Things, to capture the growth in the adoption of these technologies and help our customers accelerate their digital transformations.
Our markets
Overview
The nine markets we serve are Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras (through our joint venture), Nicaragua, Panama and Paraguay. We provide Fixed and other services in each of these markets, and we provide Mobile services in each market except for Costa Rica.
The following chart shows the relative revenue generation of each country in our Group for 2023:

Millicom's Mobile, Broadband, and Pay-TV Operations(1)

Honduras
(Joint Venture)
Mobile #1
BBI #1
Pay TV #2
Nicaragua
Mobile #1
BBI #2
Pay TV #2
Guatemala
Mobile #1
BBI #1
Pay TV #1
El Salvador
Mobile #1
BBI #2
Pay TV #2
Colombia
Mobile #3
BBI #2
Pay TV #2
Costa Rica
BBI #4
Pay TV #2
Panama
Mobile #1
BBI #1
Pay TV #1
Paraguay
Mobile #1
BBI #1
Pay TV #1
Bolivia
Mobile #2
BBI #1
Pay TV #1

(1)     The data presented here is based on subscriber numbers as of December 31, 2023 and reflects the Millicom's experience and our investigation of market conditions. The number of market players in each country reflects only large national network operators and excludes smaller players, and Millicom's position is based on total market share by subscribers. Millicom has a non-controlling partner in Colombia (50%) and a joint venture partner in Honduras (33%), with the latter accounted for in the Group's consolidated financial statements using the equity method.
Bolivia
We provide Mobile and Fixed and other services through Telefónica Celular de Bolivia S.A., which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.
Mobile: As of December 31, 2023, we served 3.9 million subscribers and were the second largest provider of Mobile services in Bolivia, as measured by total subscribers.
Fixed and other: As of December 31, 2023, we were the largest provider of broadband and pay-TV services in Bolivia, as measured by subscribers, and we had 661,000 customer relationships. We offer broadband services through HFC and FTTH, and we provide pay-TV primarily through HFC, FTTH, and DTH in Bolivia.
Colombia
We provide Mobile and Fixed and other services in Colombia through UNE EPM Telecomunicaciones S.A. ("UNE"), in which we own a 50% plus one voting share interest and Colombia Móvil S.A., which is a wholly owned subsidiary of UNE. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014. See note C.7.4. to our audited consolidated financial statements, including elsewhere in this Annual Report, for a description of the put option maturing on September 30, 2024, that, if exercised, would allow Empresas Públicas de Medellín, our local partner, to sell to Millicom its entire 50% stake in UNE for COP 330 billion.
Mobile: As of December 31, 2023, we served 11.6 million subscribers and were the third largest provider of Mobile services in Colombia, as measured by subscribers. On February 26, 2024, Tigo Colombia finalized its agreement with Telefonica's subsidiary in Colombia to create a jointly-owned mobile infrastructure business, which will combine some of our mobile network infrastructure and spectrum assets with the mobile network infrastructure and spectrum assets of Telefonica's subsidiary.

Fixed and other services: Tigo is one of the principal digital cable operators in Colombia. As of December 31, 2023, we were the second largest provider of pay-TV and broadband internet services in Colombia, as measured by subscribers, with 1.5 million customer relationships. Since 2022, we also have wholesale network access agreements with Empresa de Telecomunicaciones de Bogota ("ETB") and Ufinet, giving us the ability to market Tigo fixed services in the Bogota metropolitan area where ETB or Ufinet have deployed their FTTH networks.
Costa Rica
We provide Fixed and other services in Costa Rica through Millicom Cable Costa Rica S.A. ("Millicom Costa Rica"), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country.
Fixed and other services: As of December 31, 2023, we had 234,000 customer relationships through our HFC network and DTH services, and we were the second largest provider of pay-TV and the fourth largest provider of broadband internet services in Costa Rica, as measured by subscribers.
El Salvador
We provide Mobile and Fixed and other services in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly owned by the Millicom Group. We have operated in El Salvador since 1993.
Mobile: As of December 31, 2023, we served 3.0 million subscribers and were the largest provider of Mobile services in El Salvador as measured by subscribers.
Fixed and other services: Telemóvil is a leading cable operator in El Salvador. As of December 31, 2023, we were the second largest provider of pay-TV and the second largest provider of broadband internet services, as measured by subscribers, with a total of 297,000 customer relationships on our HFC network and DTH services.
Guatemala
We provide Mobile and Fixed and other services in Guatemala, principally through Comunicaciones Celulares S.A. ("Comcel"). On November 12, 2021, we signed and closed an agreement to acquire the remaining 45% equity interest in Comcel and the other entities that operate our Guatemala business from our local partner. As a result, Millicom owns a 100% equity interest in the entities that operate our Guatemala business and fully consolidates them since that date (see note A.1.2. to our audited consolidated financial statements for additional details). We have operated in Guatemala since 1990.
Mobile: As of December 31, 2023, we provided Mobile services to 11.7 million customers and were the largest provider of mobile services in Guatemala, as measured by subscribers. In 2022, we became the first mobile operator in the country to launch 5G services. During 2023, we participated in two separate spectrum auctions, which allowed us to significantly increase the total amount of spectrum available to us.
Fixed and other services: As of December 31, 2023, we were the largest provider of pay-TV and broadband internet services in Guatemala, as measured by subscribers, and we served 720,000 customer relationships with both HFC and FTTH networks, as well as DTH services.
Honduras
We provide Mobile and Fixed and other services in Honduras through Telefónica Celular S.A. de C.V. (“Celtel”), a joint venture in which the Millicom Group holds a 66.67% equity interest. The remaining 33.33% of Celtel is owned by our local partner. See “Operating and Financial Review and Prospects—Operating Results — Guatemala and Honduras

joint ventures” for details regarding the accounting treatment of our Honduras operations. We have operated in Honduras since 1996.
Mobile: As of December 31, 2023, we served 5.1 million Mobile subscribers, and we were the largest provider of Mobile services, as measured by subscribers.
Fixed and other services: As of December 31, 2023, we were the second largest provider of Pay TV and the largest provider of broadband internet services, as measured by subscribers, with 196,000 customer relationships. We offer triple-play services (cable TV, internet and fixed telephone) in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our fixed network. We continue to invest to expand and upgrade the capacity of our fixed network in Honduras.
Nicaragua
In 2019, we purchased Telefonía Celular de Nicaragua, S.A., the leading provider of Mobile services in the country, based on the number of subscribers. As of December 31, 2023, we served 3.7 million mobile subscribers.
Prior to 2019, we had a very small presence in Nicaragua, where we provided mostly B2B fixed services. We have also provided Cable services to a small but rapidly growing customer base since 2018, and we were the second largest provider of pay-TV and broadband services, as measured by subscribers, as of December 31, 2023.
Panama
We provide Mobile and Fixed and other services in Panama through Telecomunicaciones Digitales, S.A., formerly known as Cable Onda S.A. ("Tigo Panama"). We have operated in Panama since our acquisition of an 80% stake in Tigo Panama in December 2018. In June 2022, we acquired the remaining 20% stake and now own 100% of Tigo Panama. Tigo Panama and its predecessor companies began operating in 1982, and the company was the first to provide pay-TV services in the country. In 2019, Tigo Panama acquired Grupo de Comunicaciones Digitales S.A. (formerly Telefónica Móviles Panamá, S.A.) and started to provide Mobile services.
Mobile: As of December 31, 2023, we had 2.6 million Mobile subscribers, and we were the largest provider of Mobile services in Panama, as measured by total mobile subscribers.
Fixed and other services: As of December 31, 2023, we had 440,000 customer relationships on our fixed network as well as through DTH services, and we were the largest provider of pay-TV and the largest provider of broadband internet services in Panama, as measured by subscribers.
Paraguay
We provide Mobile and Fixed and other services in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefónica Celular del Paraguay S.A. ("Telecel"). We have operated in Paraguay since 1992.
Mobile: As of December 31, 2023, we had 4.1 million Mobile subscribers, and we were the largest provider of Mobile services in Paraguay, as measured by total mobile subscribers.
Fixed and other services: We are the largest provider of pay-TV and broadband internet services in Paraguay as measured by subscribers. As of December 31, 2023, we had 487,000 customer relationships with our fixed networks, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our fixed network, and we use our DTH license to offer pay-TV in areas not reached by our fixed network. We offer residential broadband internet services mostly using our fixed network, but we also employ wireless technology to provide service beyond the reach of our fixed networks. We have exclusive rights to broadcast Paraguay’s national league championship games through 2027, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2026.
Regulation
The licensing, construction, ownership and operation of cable TV and mobile telecommunications networks and the grant, maintenance and renewal of cable TV and mobile telecommunications licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by different governmental authorities in each of the markets that Millicom serves. The regulatory regimes in the markets in which Millicom operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly. See “Key Information—Risk Factors—2. Risks related to Millicom's business in the markets in which it operates—F. Legal and regulatory—Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.”
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
Changes in regulation can sometimes impose new burdens on the telecommunications industry and have a material impact on our business and on our financial results. For example, regulators in our markets periodically require that we reduce the interconnection fees that we charge other telecom operators to terminate voice traffic on our network. At times, such measures can have a material adverse effect on our overall results of operations. For example, in response to public health crises, governments in several of our markets have prohibited, and may again prohibit, the disconnection of customers with past due accounts for an extended period, which impacted our revenues and collections.
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

The table below summarizes our most important current mobile spectrum holdings by country:

Country	Spectrum	Blocks	Expiration date
Bolivia	700MHz	2x12MHz	2028
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Bolivia	27GHz	575Mhz	2031
Colombia	700MHz	2x20MHz	2040
Colombia	AWS	2x15MHz	2024
Colombia	1900MHz	2x5MHz	2029
Colombia	1900MHz	2x20MHz	2043
Colombia*	3500MHz	2x40MHz	2044
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	AWS	2x25MHz	2040
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2028
Guatemala	850MHz	2x24MHz	2032 - 2035
Guatemala**	700MHz	2x15MHz	2033 - 2035
Guatemala	700MHz	2x10MHz	2043
Guatemala**	2600MHz	2x45MHz	2026-2032-2043
Guatemala	2600MHz	1x50MHz	2032
Guatemala	3500MHz	1x75MHz	2033
Guatemala	3500MHz	1x50MHz	2033
Honduras	850MHz	2x25MHz	2028
Honduras	AWS	2x20MHz	2028
Nicaragua	700MHz	2x20MHz	2033
Nicaragua	850MHz	2x12.5MHz	2033
Nicaragua	1900MHz	2x30MHz	2033
Nicaragua	AWS	2x20MHz	2033
Panama	700MHz	2x10MHz	2036
Panama	850MHz	2x12.5MHz	2036
Panama	1900MHz	2x10MHz	2036
Panama	AWS	2x20MHz	2036
Paraguay	850MHz	2x12.5MHz	2026
Paraguay	700MHz	2x15MHz	2024
Paraguay	AWS	2x15Mz	2026
Paraguay	1900MHz	2x15MHz	2027
* The 3.5 GHz band was jointly acquired with Colombia Telecomunicaciones S.A. ESP BIC – Telefonica.
**Spectrum blocks have regional allocations and varying expiration dates.
Below, we provide further regulatory details in respect of certain of our countries of operation.
Bolivia: We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2030, and cable, VOIP authorizations until 2028 and internet authorizations until 2046.

Colombia: Colombia Móvil S.A. (Colombia Móvil) has two separate nationwide spectrum licenses in the 1900 MHz band. In June 2013, Colombia Móvil, acquired spectrum in the AWS (1700/2100 MHz) band, which we use to offer 4G services. In order to reduce the cost and accelerate the deployment of the 4G network, we entered into a network sharing agreement with our competitor, Telefónica Colombia. Colombia Móvil also has an indefinite license (Habilitación General) that allows the company to offer several nationwide telecommunication services. In August 2019, the President of Colombia sanctioned the Law of Modernization of the Information Technology and Communications Sector which, among other changes, changed the duration of spectrum permits from 10 to 20 years. The Colombian government auctioned 700 MHz spectrum in 2019, and we obtained 2x20 MHz in this band, which was key for our business to compete effectively in the market. In 2023, our 1900 MHz license was renewed until 2043, and we requested an extension for our AWS license for an additional year. In 2019, our cable TV license was successfully migrated to the indefinite license (Habilitación General) to provide telecommunication services in Colombia, in accordance with the new law.

Costa Rica: We hold a general license to provide telecommunication services which expires in 2024, and a spectrum permit to download content for cable TV services which expires in 2029.

El Salvador: We hold a license to provide TV services until 2029 (fixed), telephone services until 2030, wireless telephone services until 2034 and several spectrum licenses until 2041.

Guatemala: Comcel operates a nationwide mobile network, and it holds spectrum licenses that begin to expire in 2026. In 2023, the government auctioned 700MHz spectrum, in which we acquired two blocks of 10 MHz each. This increased the total amount of 700 MHz spectrum, totaling 2x25 MHz. We also secured 90 MHz spectrum in the 2.6 GHz band, achieving 2x45MHz blocks and one block of 50 MHz nationwide.

Honduras: Celtel has spectrum licenses in the 850 MHz and AWS bands, which expire in 2028. The Honduran government has been planning a multi-band frequency spectrum auction in the 700 MHz and 3,500 MHz bands. The auction has been delayed several times, most recently due to the change of authorities following the introduction of a new government. In 2024, we plan to request the renewal of pay-TV and fixed telephone licenses that are scheduled to expire.

Panama: We hold two cable TV licenses that expire in 2024, a radio license that expires in 2025 and two commercial data transmission licenses and an Internet for public access license that expire in 2038. In 2022, we permanently acquired spectrum in the AWS band.

Paraguay: We own licenses in four bands of spectrum in Paraguay to provide mobile services. Our spectrum license for 700 MHz was renewed in March 2024.

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
Tower infrastructure
We determined that owning passive infrastructure, such as mobile telecommunications towers, no longer confers a competitive advantage in our markets and that utilization of these assets could be optimized.
As a result, in 2023, we began the process of identifying and transferring towers to newly created local legal entities in each of our countries of operation in order to operate and manage these assets separately in the future. The passive infrastructure to be transferred to the new Tower business includes more than 9,000 sites across seven countries.
In order to optimize the capital structure of the Tower business, we have also initiated a monetization process. We believe this will allow us to focus our capital investment on other fixed assets, such as network equipment, thereby increasing our network coverage, capacity and the overall quality of our service, while also improving our return on invested capital.
For additional information, see note E.3. to our audited consolidated financial statements included elsewhere in this Annual Report.

Organizational Structure and Subsidiaries
The parent company, Millicom International Cellular S.A. ("MIC S.A."), is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S.A.’s main subsidiaries as of December 31, 2023:

Entity	Country	Activity	Ownership Interest* (%)
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share
Comunicaciones Celulares S.A.	Guatemala	Mobile	100
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Mobile	100
Grupo de Comunicaciones Digitales, S.A. (formerly Telefonica Moviles Panama, S.A.)	Panama	Mobile	100
Lati International S.A. (i)	Luxembourg	Holding Company ('Lati business')	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100
Millicom Holding B.V.	Netherlands	Holding Company	100
Millicom International Operations B.V.	Netherlands	Holding Company	100
Millicom International Services LLC	USA	Services Company	100
MIC Latin America B.V.	Netherlands	Holding Company	100
Millicom LIH S.A.	Luxembourg	Holding Company	100
Millicom International Operations S.A.	Luxembourg	Holding Company	100
Millicom Spain S.L.	Spain	Holding Company	100
Millicom Telecommunications S.A. (ii)	Luxembourg	Holding Company ('MFS business')	100
Navega.com S.A.	Guatemala	Cable, DTH	100
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Mobile	100
Servicios Innovadores de Comunicacion y Entretenimiento, S.A.	Guatemala	Mobile	100
Servicios y Productos Multimedios S.A.	Paraguay	Pay-TV, Internet	100
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.)	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, Cable	100
Telefonia Celular de Nicaragua S.A.	Nicaragua	Mobile, Cable, Internet, Fixed-line	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, Cable, Pay-TV	100
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, Cable, DTH	100
UNE EPM Telecomunicaciones S.A. and subsidiaries	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the two entities.
(i) Lati International S.A. is the holding company of our tower business.
(ii) Millicom Telecommunications S.A. is the holding company of most of our MFS business.

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

Unresolved Staff Comments
Not applicable.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, and the notes thereto, included elsewhere in this Annual Report.
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Key Information—Risk Factors.”

Operating Results
Factors affecting our results of operations
Our performance and results of operations have been and will continue to be affected by a number of factors and trends, including principally:
•    Macro and socio-demographic factors. These affect demand for and affordability of our services and include consumer confidence and expansion of the middle class, as well as foreign currency exchange rate volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class make our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and typically have more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers. See “Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”
•    Competitive intensity, which largely reflects the number of market participants and the financial strength of each, varies over time and from market to market. Markets tend to be more price competitive and less profitable for us when there are more market participants, and thus any future increase in the number of market participants in any of our markets would likely have a negative effect on our business.
•    Changes in regulation. Our business is highly dependent on a variety of licenses granted by regulators in the countries where we operate. Any changes in how regulators award and renew these licenses could impact our business. In particular, our mobile services business requires access to licensed spectrum, and we expect our business and the mobile industry in general to require more spectrum in the future to meet future mobile data traffic needs. In addition, regulators can impose certain constraints and obligations that can have an impact on how we operate the business and on our profitability.
•    Technological change. Our business relies on technology that continues to evolve rapidly, forcing us to adapt and deploy new innovations that can impact our investment needs and our cost structure, as well as create new revenue opportunities for both our mobile and fixed services. With respect to mobile services, the global industry is already well advanced in the deployment of 5G, which we expect will drive continued demand for data in the future. With respect to fixed services, the cable infrastructure we are deploying, largely based on the DOCSIS 3.0 standard, continues to evolve, and we are deploying alternatives such as DOCSIS 3.1 and FTTH in certain markets. Over time, 5G and other mobile technologies may also be considered as viable alternatives for fixed services. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets and set-top boxes, and potential changes in this area may impact demand or the cost of providing our services in the future.
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
•Cost-reduction measures. Beginning in 2022 and throughout 2023 we implemented a broad-based efficiency program ("Project Everest"), and we incurred severance and other restructuring costs of approximately $87 million in 2023. See also note H. to our audited consolidated financial statements.
Additional factors and trends affecting our performance and the results of operations are set out in "Key Information—Risk Factors."
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
In the years ended December 31, 2023, 2022 and 2021, the Group also completed certain other minor acquisitions.
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

Our segments
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker (the "CODM") to make strategic and operational decisions from both a business and geographic perspective. Our risks and rates of return for our operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business in April 2022, we had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its reclassification as discontinued operations, we no longer report an Africa segment in our financial statements included elsewhere in this Annual Report. Further, during the latter half of 2023, we implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. We also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. Due to these organizational changes, and considering the information now being reviewed by the CODM to assess performance and allocate resources, our operating segments were redefined to align with our countries of operation. Our reportable segments now consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other reportable segments, which includes Nicaragua, Costa Rica and El Salvador.
Our customer base
We generate revenue mainly from the mobile and fixed and other services that we provide and, to a lesser extent, from the sale of telephone and other equipment. For a description of our services, see “Information on the Company—Business Overview—Our services.” Our results of operations are therefore dependent on both the size of our customer base and on the amount that customers spend on our services.
We measure the amount that customers spend on our services using a telecommunications industry metric known as ARPU, or average revenue per user per month. We define ARPU for our Mobile customers as (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call centers, data and mobile virtual network operators, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of Mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period.
We provide certain customer data below that we believe will assist investors in understanding our performance and to which we refer later in this section in discussing our results of operations.

Group mobile customers	As of December 31,
	2023	2022	2021
	(in thousands, except where noted)
Mobile Customers	40,665	40,576	39,802
Mobile customer ARPU (in U.S. dollars)	$6.0	$6.1	$6.3

Group - Mobile ARPU Reconciliation	As of December 31,
	2023	2022	2021(i)
Mobile service revenue ($m)	2,993	2,957	2,933
Mobile service revenue ($m) from non-Tigo customers ($m) *	(51)	(43)	(30)
Mobile service revenue ($m) from Tigo customers (A)	2,942	2,914	2,903
Mobile customers - end of period (000)	40,665	40,576	39,802
Mobile customers - average (000) (B) **	40,635	40,041	38,393
Mobile ARPU (USD/Month) (A/B/number of months)	6.0	6.1	6.3
(i) Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. 2021 Figures include Tigo Guatemala as if it was consolidated.
*Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE and other non-customer driven revenue.
**Average of the last five quarter-end subscriber totals.

Mobile customers by country in our Group	As of December 31,
	2023	2022	2021
	(in thousands)
Bolivia	3,875	3,687	4,119
Colombia	11,632	11,511	11,271
El Salvador	2,966	3,026	2,919
Guatemala	11,715	11,793	11,754
Nicaragua	3,710	3,860	3,757
Panama	2,642	2,441	2,095
Paraguay	4,124	4,258	3,887

In addition to the above, our Honduras Joint Venture had 5,088 thousand mobile customers as of December 31, 2023, 5,152 thousand customers as of December 31, 2022 and 5,079 customers as of December 31, 2021.

Group Home customers	As of December 31,
	2023	2022	2021
	(in thousands, except where noted)
Total homes passed	13,348	12,905	12,083
Total customer relationships (i)	4,435	4,811	4,704
HFC / FTTH homes passed	13,112	12,632	11,810
HFC / FTTH customer relationships	3,868	4,139	3,988
HFC / FTTH RGUs	8,619	8,708	8,360
HFC / FTTH broadband internet RGUs	3,602	3,778	3,637
Home ARPU (in U.S. dollars)	$27.1	$26.6	$28.4
(i) Beginning in 2023 we include only residential customer relationships and homes passed. Prior year data also include data related to B2B customers.

In addition to the above, our Honduras joint venture had 173 thousand HFC / FTTH customer relationships as of December 31, 2023, 172 thousand as of December 31, 2022 and 160 thousand as of December 31, 2021.

Group - Home ARPU Reconciliation	As of December 31,
	2023	2022	2021
Home service revenue ($m)	1,537	1,555	1,590
Home service revenue ($m) from non-Tigo customers ($m) *	(28)	(33)	(29)
Home service revenue ($m) from Tigo customers (A)	1,510	1,522	1,561
Customer Relationships - end of period (000) **	4,435	4,811	4,704
Customer Relationships - average (000) (B) ***	4,647	4,765	4,575
Home ARPU (USD/Month) (A/B/number of months)	27.1	26.6	28.4
Beginning    in 2023, the calculation of Home ARPU includes equipment rental.
*TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non-customer-driven revenue.
**Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).
***Average of the last five quarters.

Results of operations

We have based the following discussion on our consolidated financial statements included elsewhere in this Annual Report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See “Operating and Financial Review and Prospects—Operating Results —Factors affecting comparability of prior periods.”
Group Consolidated results of operations for the years ended December 31, 2023 and 2022
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage Change
	2023	2022
	(U.S. dollars in millions, except percentages)
Revenue	5,661	5,624	0.7%
Equipment, programming and other direct costs	(1,507)	(1,506)	(0.1)%
Operating expenses	(2,043)	(1,890)	(8.1)%
Depreciation	(978)	(999)	2.1%
Amortization	(360)	(345)	(4.5)%
Share of profit in joint ventures	42	32	30.6%
Other operating income (expenses), net	10	(2)	NM
Operating profit	826	915	(9.8)%
Interest and other financial expenses	(712)	(617)	(15.5)%
Interest and other financial income	28	18	58.0%
Other non-operating (expenses) income, net	36	(78)	NM
Loss from other joint ventures and associates, net	(3)	—	NM
Profit (loss) before taxes from continuing operations	175	238	(26.4)%
Tax expense	(424)	(222)	(90.8)%
Profit (loss) from continuing operations	(249)	16	NM
Profit (loss) from discontinued operations, net of tax	4	113	(96.3)%
Net profit (loss) for the year	(245)	129	NM
The following table sets forth group revenue opened by:

	Year ended December 31,
	2023	2022	Percentage Change
	Group	Group	Group
	(U.S. dollars in millions, except percentages)
Mobile revenue	2,993	2,957	1.2%
Fixed and other service revenue	2,192	2,145	2.2%
Other revenue	65	69	(4.8)%
Service revenue(i)	5,250	5,171	1.5%
Telephone and equipment revenue	411	454	(9.5)%
Revenue	5,661	5,624	0.7%
(i) Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value added services excluding telephone and equipment sales.
Revenue
Revenue increased by 0.7% for the year ended December 31, 2023 to $5,661 million from $5,624 million for the year ended December 31, 2022. The increase in revenue of $37 million reflects positive revenue growth in most countries, partially offset by lower revenue in Guatemala, Colombia and Bolivia. Additionally, see "—Revenue and EBITDA by Reportable Segments for the years ended December 31, 2023 and 2022 " below.
Equipment, programming and other direct costs
Equipment, programming and other direct costs increased by 0.1% for the year ended December 31, 2023 to $1,507 million from $1,506 million for the year ended December 31, 2022. Equipment, programming and other direct costs increased by less than the increase in revenue due to a change in revenue mix, as revenue from services increased, while revenue from the sale of equipment declined during the period.
Operating expenses
Operating expenses increased by 8.1% for the year ended December 31, 2023 to $2,043 million from $1,890 million for the year ended December 31, 2022. Of the $152 million increase, $87 million was for severance and other restructuring costs related to Project Everest, and $19 million was related to one-off legal cases. During 2023, we also incurred $33 million in legal costs and applicable value-added taxes related to the subpoenas that we received from the DOJ. The remaining portion of the increase was mostly related to higher share-based compensation and non-recurring costs related to the prior buyout discussions. Excluding these unusual items, operating expenses were about flat year-on-year, as cost savings initiatives offset the impact of elevated inflation in some markets.
Depreciation
Depreciation decreased by 2.1% for the year ended December 31, 2023 to $978 million from $999 million for the year ended December 31, 2022. The decline is mostly due to a 2023 prospective change in the useful lives for tower and civil works assets.
Amortization
Amortization increased 4.5% for the year ended December 31, 2023 to $360 million from $345 million for the year ended December 31, 2022. The increase is mostly due to the renewal of spectrum licenses in Colombia during 2023.
Share of profit in joint ventures
Share of profit in joint ventures increased by 30.6% for the year ended December 31, 2023 to $42 million from $32 million for the year ended December 31, 2022. The increased profitability of our Honduras joint venture reflects improved operational performance and lower depreciation, partially offset by severance.

Other operating income (expenses), net
Other operating income (expenses), net, increased by $12 million for the year ended December 31, 2023 to an income of $10 million from an expense of $2 million for the year ended December 31, 2022. The increase reflects the disposal of assets (such as copper wires no longer in use) in 2023, as well as the negative impact of a software contract termination in 2022.
Interest and other financial expenses
Interest and other financial expenses increased by 15.5% for the year ended December 31, 2023 to $712 million from $617 million for the year ended December 31, 2022, reflecting the impact of higher interest rates on our variable debt and commissions on the purchase of U.S. dollars by our operations in Bolivia.
Interest and other financial income
Interest and other financial income increased by 58.0% for the year ended December 31, 2023 to $28 million from $18 million for the year ended December 31, 2022, due to a $12 million gain on the repurchase of bonds.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net, increased by $114 million for the year ended December 31, 2023 to an income of $36 million from an expense of $78 million for the year ended December 31, 2022. The increase was mainly due to foreign exchange gains in 2023 compared to foreign exchange losses in 2022.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net, increased by $2 million for the year ended December 31, 2023 to $3 million from a result of nil for the year ended December 31, 2022, that was attributable to our former operations in Ghana.
Tax expenses
Tax expenses, increased by 90.8% for the year ended December 31, 2023 to $424 million from $222 million for the year ended December 31, 2022. The increase is mainly due to the write-off of deferred tax assets and value-added tax credits in Colombia.
Net profit (loss) for the year
Net profit for the year decreased by $374 million for the year ended December 31, 2023 to a loss of $245 million from a profit of $129 million for the year ended December 31, 2022. Profit for the year from continuing operations decreased by $265 million for the year ended December 31, 2023 to a loss of $249 million from a profit of $16 million for the year ended December 31, 2022 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax decreased by $109 million for the year ended December 31, 2023 to a profit of $4 million as compared to a profit of $113 million for the year ended December 31, 2022.
Revenue and EBITDA by Reportable Segments for the years ended December 31, 2023 and 2022
Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other reportable segments, which includes Nicaragua, Costa Rica and El Salvador. The Honduras segment presents the results of our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. The following table sets forth our revenue by reportable segments for the years ended December 31, 2023 and 2022. See note B.3. to our audited consolidated financial statements for additional details.

Revenue by Reportable Segments	Year ended December 31		Percentage Change
	2023	2022
	(U.S. dollars in millions, except percentages)
Guatemala	1,564	1,618	(3.3)%
Colombia	1,313	1,335	(1.6)%
Panama	719	651	10.4%
Bolivia	613	621	(1.4)%
Honduras (i)	612	586	4.3%
Paraguay	568	556	2.1%
Other reportable segments	902	861	4.8%
Inter-segment and other eliminations (i)	(631)	(605)	(4.2)%
Total Group	5,661	5,624	0.7%
Guatemala represented 25%, Colombia represented 21%, Panama, Bolivia, Honduras and Paraguay each represented between 9% and 11%, and our other reportable segments represented together 14% of our total revenue for reportable segments for the year ended December 31, 2023. Panama experienced the highest relative increase in revenues of $68 million or 10.4%, due to new large B2B contracts and robust growth in the Mobile business. In contrast, the weakest performance was in Guatemala, where revenue declined 3.3% due to intense competition in prepaid mobile. In Colombia, revenue declined 1.6%, as a decline in equipment revenue more than offset growth in service revenue.

EBITDA by Reportable Segments	Year ended December 31		Percentage Change
	2023	2022
	(U.S. dollars in millions, except percentages)
Guatemala	807	857	(5.8)%
Colombia	420	404	4.1%
Panama	296	298	(0.7)%
Bolivia	224	242	(7.3)%
Honduras (i)	272	262	4.0%
Paraguay	236	245	(3.4)%
Other reportable segments	352	330	6.8%
(i) While the Millicom Group holds a 66.67% equity interest in the Honduras joint venture being accounted for using the equity method, its performance is reviewed by the CODM in a similar manner as the Group's fully owned operations and is therefore also shown as a separate operating segment at 100%. However, such amounts are then removed for reconciliation to the Group total revenue. See note B.3. to our audited consolidated financial statements for further details on segment information.

The Guatemala, Colombia, and Panama segments generated the highest EBITDA in 2023. During 2023, each of our segments incurred significant severance and other restructuring costs related to the implementation of Project Everest, and this impacted comparisons to 2022. In addition to the impact of Project Everest, the following noteworthy factors affected the comparison with 2022 for some of our segments:
•Guatemala declined 5.8% due to pricing pressure caused by a more competitive environment;
•Colombia increased 4.1% due to service revenue growth in our Mobile business and lower costs stemming from reduced commercial activity in our Home business, partially offset by the impact of two adverse legal rulings;

•Panama declined 0.7%, as continued service revenue growth in mobile and new B2B contracts was more than offset by higher selling and marketing expenses (in addition to the aforementioned severance impact), as well as a favorable legal ruling in 2022;
•Bolivia declined 7.3% due to a change in regulation which capped the overage rates on prepaid plans and took effect in August 2022 and due to a regulatory fine for a service outage related to a prior year; and
•Other reportable segments increased 6.8%, as the appreciation of the Costa Rican colon drove very strong EBITDA growth from that country.
Group Consolidated results of operations for the years ended December 31, 2022 and 2021
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31		Percentage Change
	2022(ii)	2021 (i)
	(U.S. dollars in millions, except percentages)
Revenue	5,624	4,261	32.0%
Equipment, programming and other direct costs	(1,506)	(1,197)	(25.8)%
Operating expenses	(1,890)	(1,546)	(22.3)%
Depreciation	(999)	(804)	(24.3)%
Amortization	(345)	(310)	(11.4)%
Share of profit in joint ventures	32	210	(84.6)%
Other operating income (expenses), net	(2)	5	NM
Operating profit	915	619	47.9%
Interest and other financial expenses	(617)	(495)	(24.6)%
Interest and other financial income	18	23	(23.0)%
Revaluation of previously held interest	—	670	NM
Other non-operating (expenses) income, net	(78)	(49)	(57.2)%
Profit (loss) from other joint ventures and associates, net	—	(40)	98.8%
Profit before taxes from continuing operations	238	728	(67.3)%
Tax expense	(222)	(158)	(41.1)%
Profit from continuing operations	16	570	(97.2)%
Profit (loss) from discontinued operations, net of tax	113	(28)	NM
Net profit for the year	129	542	(76.2)%
(i)     Re-presented for discontinued operations (see note A.4. to our audited consolidated financial statements).
(ii)        2021 financial information includes the impact of our acquisition of the remaining 45% shareholding in Tigo Guatemala (approximately 1.5 months of statement of income data as from November 12, 2021). See note A.1.2. to our audited consolidated financial statements. As a result, 2022 figures are not directly comparable with 2021 figures.

The following table sets forth group revenue opened by:

	Year ended December 31,
	2022	2021 (ii)	Percentage Change
	Group	Group	Group
	(U.S. dollars in millions, except percentages)
Mobile revenue	2,957	2,000	47.9%
Fixed and other service revenue	2,145	1,938	10.7%
Other revenue	69	60	15.3%
Service revenue(i)	5,171	3,997	29.4%
Telephone and equipment revenue	454	263	72.3%
Revenue	5,624	4,261	32.0%
(i) Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value added services excluding telephone and equipment sales.
(ii) As further explained above, Group numbers include Guatemala (until acquisition in November 2021) and exclude Africa.

Revenue
Revenue increased by 32.0% for the year ended December 31, 2022 to $5,624 million from $4,261 million for the year ended December 31, 2021. The increase in revenue of $1,363 million reflects the impact of the acquisition of Tigo Guatemala, as discussed above, which was partially offset by the depreciation of currencies in Colombia and Paraguay during the year.
Equipment, programming and other direct costs
Equipment, programming and other direct costs increased by 25.8% for the year ended December 31, 2022 to $1,506 million from $1,197 million for the year ended December 31, 2021. Of the increase, $322 million was attributable to the Tigo Guatemala acquisition. The remaining $14 million decline was primarily due to the impact of the depreciation of the Colombian peso and the Paraguayan guarani on our equipment, programming and other direct costs.
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
Other operating income (expenses), net
Other operating income (expenses), net decreased by $7 million for the year ended December 31, 2022 to an expense of $2 million from an income of $5 million for the year ended December 31, 2021. Of the decrease, $3 million was attributable to the Tigo Guatemala acquisition. The decline was mainly due to $7 million in expenses related to a software contract termination for the year ended December 31, 2022 compared to a gain from an earn-out offset by losses from a disposal in our equity investment in Helios Towers for the year ended December 31, 2021.
Interest and other financial expenses
Interest and other financial expenses increased by 24.6% for the year ended December 31, 2022 to $617 million from $495 million for the year ended December 31, 2021, reflecting the consolidation of Tigo Guatemala, which contributed $89 million to the increase, and the subsequent issuance of debt by us and Tigo Guatemala.
Interest and other financial income
Interest and other financial income decreased by 23.0% for the year ended December 31, 2022 to $18 million from $23 million for the year ended December 31, 2021. which reflects the non-recurring gain from the exchange of the 6.625% Senior Notes due 2026 for newly issued 4.500% Senior Notes due 2031. Of the increase, $37 million was attributable to the Tigo Guatemala acquisition.
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
Tax expense
Charges for taxes increased by 41.1% for the year ended December 31, 2022 to $222 million from $158 million for the year ended December 31, 2021. A majority of the increase, was attributable to the consolidation of Tigo Guatemala as of November 12, 2021. The increase was also impacted by the net effect of the recognition and derecognition of certain deferred tax assets in UNE and Colombia Móvil, respectively, as well as an amnesty settlement.
The main components of charges for taxes, net are the income tax generated by our operations and the withholding tax we pay when cash is repatriated from our local operations. We also have net losses mainly in our corporate entities that reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carry-forwards
Net profit for the year
Net profit for the year decreased by $413 million for the year ended December 31, 2022 to a profit of $129 million from $542 million for the year ended December 31, 2021. Profit for the year from continuing operations increased by $554 million for the year ended December 31, 2022 to a profit of $16 million from $570 million for the year ended

December 31, 2021 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax increased by $141 million for the year ended December 31, 2022 to $113 million as compared to a loss of $28 million for the year ended December 31, 2021.
Revenue and EBITDA by Reportable Segment for the years ended December 31, 2022 and 2021
Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other reportable segments, which includes Nicaragua, Costa Rica and El Salvador. The Honduras segment presents the results of our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. The Guatemala segment also includes our operations in Guatemala for all periods presented. The following table sets forth our revenue by reportable segments for the years ended December 31, 2022 and 2021 . See note B.3.to our audited consolidated financial statements for additional details.

Revenue by Reportable Segments	Year ended December 31,		Percentage Change
	2022	2021
	(U.S. dollars in millions, except percentages)
Guatemala	1,618	1,601	1.1%
Colombia	1,335	1,414	(5.5)%
Panama	651	633	2.9%
Bolivia	621	623	(0.4)%
Honduras (i)	586	589	(0.5)%
Paraguay	556	555	0.2%
Other reportable segments	861	827	4.1%
Inter-segment and other eliminations (i)	(605)	(1,982)	69.5%
Total Group	5,624	4,261	32.0%
Guatemala represented 26%, Colombia represented 21%, Panama, Bolivia, Honduras and Paraguay each represented between 9% and 10%, while other reportable segments collectively represented 14% of our total revenue for reportable segments for the year ended December 31, 2022. Guatemala revenues of $1,618 million increased 1.1% year-on-year, as the impact of competitive pressure in prepaid mobile was more than offset by stronger relative performance in the other business units. Panama revenue increased $18 million, or an increase of 2.9%, due to strong results in the Mobile business. In Colombia, revenue declined 5.5% as a result of the depreciation of the Colombian peso which offset strong organic growth in our Mobile business driven by postpaid customers.

EBITDA by Reportable Segments	Year ended December 31		Percentage Change
	2022	2021
	(U.S. dollars in millions, except percentages)
Guatemala	857	857	—%
Colombia	404	441	(8.4)%
Panama	298	281	6.2%
Bolivia	242	249	(3.0)%
Honduras (i)	262	259	1.1%
Paraguay	245	242	1.0%
Other reportable segments	330	310	6.3%
(i) While the Millicom Group holds a 66.67% equity interest in the Honduras joint venture being accounted for using the equity method, its performance is reviewed by the CODM in a similar manner as the Group's fully owned operations and is therefore also shown as a separate operating segment at 100%.

However, such amounts are removed for reconciliation to the Group total revenue. See note B.3. to our audited consolidated financial statements for further details on segment information.

Guatemala, Colombia and Panama delivered the highest EBITDA by segment in 2022. When comparing EBITDA in 2022 to 2021, Guatemala was flat, reflecting challenging competitive dynamics. Colombia declined 8.4%, as the impact of the weaker Colombia peso more than offset organic growth in the business. Panama grew 6.2% thanks to continued service revenue growth in our mobile business. Bolivia declined 3.0% impacted by a change in regulation that capped overage rates on prepaid and took effect in August 2022.
Other financial data

	Year ended December 31,
	2023	2022
	(U.S. dollars in millions, except percentages)
Group:
Service revenue	5,250	5,171
Telephone and equipment revenue	411	454
Revenue	5,661	5,624
Revenue growth	0.7%	32.0%
Revenue organic growth(2)	1.5%	3.3%
Service revenue growth	1.5%	29.4%
Service revenue organic growth(2)	2.3%	3.5%

Net cash provided by operating activities	1,223	1,284
Net cash used in investing activities	(1,116)	(1,104)
Net cash used in financing activities	(377)	(1)
Operating free cash flow(1)	645	765
Free cash flow(1)	(121)	77
Equity free cash flow(1)	(34)	161
Equity free cash flow excluding Africa and Lati taxes(1)	(18)	171
(1) Free Cash Flow Measures
Operating free cash flow, free cash flow, equity free cash flow and equity free cash flow excluding Africa and Lati taxes are all Non-IFRS alternative performance measures. See —"Use of Non-IFRS Terms" below for more information on these measures.
The following table shows a reconciliation from Net cash provided by operating activities to Operating free cash flow, Free cash flow, Equity free cash flow, and Equity free cash flow excluding Africa and Lati taxes for the Millicom Group:

	Year ended December 31,
	2023	2022
	(U.S. dollars in millions)
Net cash provided by operating activities	1,223	1,284
Purchase of property, plant and equipment	(814)	(800)
Proceeds from sale of property, plant and equipment	17	21
Purchase of other intangible assets	(133)	(179)
Purchase of spectrum and licenses	(236)	(93)
Finance charges paid, net	589	530
Operating free cash flow	645	765
Interest (paid), net	(589)	(530)
Lease capital repayments	(177)	(157)
Free cash flow	(121)	77
Repatriation from joint ventures	86	88
Advances and dividends paid to non-controlling interests	—	(4)
Equity free cash flow	(34)	161
Less: Equity free cash flow - Africa	—	(10)
Less: Lati carve-out taxes (i)	(17)	—
Equity free cash flow - ex. Africa and Lati taxes	(18)	171
(i) Taxes related to the Lati carve-out transaction.

(2) Revenue and Service Revenue Organic Growth
Revenue Organic Growth and Service Revenue Organic Growth are non-IFRS alternative performance measures. See "—Use of Non-IFRS Terms" below for more information on these measures.
The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue:

	Revenue		Service Revenue
	As of and for the year ended December 31,
	2023	2022	2023	2022
	(U.S. dollars in millions, except percentages)
Current period	5,661	5,624	5,250	5,171
Prior year period	5,624	4,261	5,171	3,997
Reported Growth	0.7%	32.0%	1.5%	29.4%
Change in perimeter impact(i)	—%	(32.2)%	—%	(29.4)%
Foreign exchange impact and other (ii)	0.8%	3.5%	0.7%	3.5%
Organic Growth	1.5%	3.3%	2.3%	3.5%

(i)    The following changes in perimeter impact were eliminated to calculate Revenue Organic Growth and Service Revenue Organic Growth: a positive $1,373 million revenue impact and a positive $1,174 million service revenue impact, respectively in the year ended December 31, 2022 due to revenue generated by Tigo Guatemala, which was consolidated as of November 12, 2021.

(ii)    The following foreign exchange and other impacts were eliminated to calculate Revenue Organic Growth: a negative $46 million revenue impact in the year ended December 31, 2023, and a positive $148 million revenue impact in the year ended December 31, 2022. The following foreign exchange and other impacts were eliminated to calculate Service Revenue Organic Growth: a negative $38 million service revenue impact in the year ended December 31, 2023, and a positive $141 million service revenue impact in the year ended December 31, 2022.
Use of Non-IFRS Terms
Non-IFRS Measures
This Annual Report contains financial measures that are not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures, and they are not uniformly or legally defined financial measures. Non-IFRS measures are not substitutes for IFRS measures in assessing our overall operating performance. Because non-IFRS measures are not determined in accordance with IFRS, and are susceptible to varying calculations, non-IFRS measures may not be comparable to other similarly titled measures presented by other companies.
Non-IFRS measures are included in this Annual Report because they are used by our management, and we believe they provide investors with additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results, and provides them to investors as a supplement to Millicom’s reported results for additional insight into Millicom’s operating performance. Millicom’s Compensation Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s Executive Directors.

Non-IFRS measures have limitations as an analytical tool. The non-IFRS measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. See “—Alternative Performance Measures” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS. Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Description of Non-IFRS Measures
Equity free cash flow is defined as Net cash provided by operating activities, less Purchase of property, plant and equipment, Proceeds from sale of property, plant and equipment, Purchase of other intangible assets, Purchase of spectrum and licenses, Finance charges paid, net, Interest paid, net and Lease capital repayments, as adjusted for Repatriation from joint ventures and Advances and dividends paid to non-controlling interests.

Equity free cash flow excluding Africa and Lati taxes is defined as Net cash provided by operating activities, less Purchase of property, plant and equipment, Proceeds from sale of property, plant and equipment, Purchase of other intangible assets, Purchase of spectrum and licenses, Finance charges paid, net, Interest paid, net and Lease capital repayments, as adjusted for Repatriation from joint ventures and Advances and dividends paid to non-controlling interests (not including any such amounts attributable to the Company’s former operations in Africa), less taxes attributable to the transfer of tower assets to Lati.

Free cash flow is defined as Net cash provided by operating activities, less Purchase of property, plant and equipment, Proceeds from sale of property, plant and equipment, Purchase of other intangible assets, Purchase of spectrum and licenses, Finance charges paid, net, Interest paid, net and Lease capital repayments.

Operating free cash flow is defined as Net cash provided by operating activities, less Purchase of property, plant and equipment, Proceeds from sale of property, plant and equipment, Purchase of other intangible assets, Purchase of spectrum and licenses and Finance charges paid, net.

Revenue organic growth is defined as the period-over-period change in Revenue, adjusted for changes in perimeter impact and the effects of foreign exchange and other similar impacts.

Service revenue organic growth is defined as the period-over-period change in Service Revenue, adjusted for changes in perimeter impact and the effects of foreign exchange and other similar impacts.

Critical accounting policies
The preparation of our consolidated financial statements requires management to use judgment in applying accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management’s best knowledge of current events, actions and best estimates as of a specified date, and actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in “Introduction— Judgments and critical estimates” in the notes to our audited consolidated financial statements, and in the notes referenced therein.
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
As of December 31, 2023, our consolidated cash and cash equivalents balance was $775 million (of which $384 million was at the holdings level and $391 million was at the operating subsidiaries level). As of December 31, 2022 and 2021, our consolidated cash and cash equivalents balance was $1,039 million (of which $675 million was at the holdings level and $364 million was at the operating subsidiaries level) and $895 million (of which $260 million was at the holdings level and $635 million was at the operating subsidiaries level), respectively. If funds at the foreign operating subsidiaries level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.
As of December 31, 2023, our total consolidated indebtedness (excluding lease liabilities) was $6,697 million. As of December 31, 2022 and 2021 our total consolidated indebtedness (excluding lease liabilities) was $6,804 million and $7,744 million , respectively.
We believe that our available cash and cash equivalents, borrowings and funds from our operating subsidiaries will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Cash repatriation
Cash repatriation is dependent on operating and financial performance of our operations. Cash repatriation is accomplished through a combination of dividends, fees and shareholder loan repayments.
The following table sets forth cash repatriated to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	December 31,
	2023	2022(i)	2021
	(U.S. dollars in millions)
Subsidiaries	566	1,565	556
Joint ventures	86	85	49
Total	652	1,651	605
(i)    Cash repatriated from subsidiaries as of December 31, 2022 includes approximately $900 million of proceeds from the issuance of the 5.125% Senior Notes due 2032, which were used to partially refinance the bridge loan that we obtained to fund the acquisition of the remaining 45% equity interest in our Guatemala business.
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
Years ended December 31, 2023 and 2022
For the year ended December 31, 2023, cash provided by operating activities was $1,223 million, compared to $1,284 million for the year ended December 31, 2022. The decrease is mainly due to higher working capital due to foreign exchange for the year ended December 31, 2023 compared to the year ended December 31, 2022.
Cash used in investing activities was $1,116 million for the year ended December 31, 2023, compared to $1,104 million for the year ended December 31, 2022. In the year ended December 31, 2023, Millicom used $814 million to purchase property, plant and equipment, $236 million to purchase spectrum and licenses and $133 million to purchase other intangible assets, and these items were partially offset by proceeds of $63 million in dividends from joint ventures and $17 million from the sale of property, plant and equipment such as copper wires and buildings. For the year ended December 31, 2022, Millicom used $283 million for the acquisition of the non-controlling interest of Tigo Panama, $800 million to purchase property, plant and equipment and $179 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $10 million in dividends from joint ventures, $152 million from the disposal of subsidiaries and joint ventures and $21 million from the sale of property, plant and equipment such as towers and buildings.
Cash used in financing activities was $377 million for the year ended December 31, 2023, compared to $1 million for the year ended December 31, 2022. For the year ended December 31, 2023, we repaid debt of $632 million and lease capital of $177 million, while raising funds of $362 million through new financing. In 2023, our partner in Colombia contributed $74 million to our Colombian subsidiary, we paid no dividends, and we paid $5 million for share repurchases. For the year ended December 31, 2022 we repaid debt of $2,127 million and lease capital of $157 million while raising funds of $1,570 million through new financings. We also issued new equity for a total net amount of $717 million. In the year ended December 31, 2022, we paid no dividends and did not repurchase shares.
Years ended December 31, 2022 and 2021
For the year ended December 31, 2022, cash provided by operating activities was $1,284 million, compared to $956 million for the year ended December 31, 2021. The increase is mainly due to the consolidation of Tigo Guatemala and higher working capital during due to foreign exchange for the year ended December 31, 2022 compared to the year ended December 31, 2021
Cash used in investing activities was $1,104 million for the year ended December 31, 2022, compared to $2,703 million for the year ended December 31, 2021. In the year ended December 31, 2022, Millicom used $283 million for the acquisition of the non-controlling interest of Tigo Panama, $800 million to purchase property, plant and equipment and $179 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $10 million in dividends from joint ventures, $152 million from the disposal of subsidiaries and joint ventures, and $21 million from the sale of property, plant and equipment such as towers and buildings. For the year ended December 31, 2021, Millicom used $2,000 million in the acquisition of subsidiaries, $740 million to purchase property, plant and equipment and $98 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $13 million in dividends from joint ventures, $30 million from the disposal of subsidiaries, $163 million from the disposal of equity investments and $11 million from the sale of property, plant and equipment such as towers
Cash provided by financing activities was $1 million for the year ended December 31, 2022, compared to cash used by financing activities of $1,777 million for the year ended December 31, 2021. For the year ended December 31, 2022, we repaid debt of $2,127 million and lease capital of $157 million while raising funds of $1,570 million through new financing. We also issued new equity for a total net amount of $717 million. In 2022, we paid no dividends and did not repurchase shares. In the year ended December 31, 2021, we paid no dividends, used $50 million for share repurchases, and repaid debt of $1,335 million and lease capital of $137 million while raising funds of $3,113 million through new financings.

Group Capital expenditures and commitments
Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis, including accruals for such additions at the end of the periods, for the years ended December 31, 2023, 2022, and 2021 are set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes, IT investments and spectrum.

	Year ended December 31
	2023	2022	2021
	(U.S. dollars in millions)
Additions to property, plant and equipment	693	823	787
Additions to licenses and other intangibles	522	345	164
Total consolidated additions	1,215	1,167	951
As of December 31, 2023, we had commitments to purchase network equipment, other fixed assets and intangible assets with a value of $350 million from a number of suppliers, of which $254 million was within one year and $95 million more than one year. Out of these commitments, $18 million relate to the Group’s share in joint ventures ($18 million within one year). We expect to meet these commitments from our current cash balance and from cash generated from our operations.
Financing
We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a generally non-recourse basis to MIC S.A. As of December 31, 2023, 64% ($4,309 million) of our total consolidated debt of $6,697 million (excluding lease liabilities, but including vendor financing) was at the operational level (excluding our Honduras joint venture) and generally non-recourse to MIC S.A., and 42% of this debt was denominated in local currency. In addition, as of December 31, 2023 our joint venture in Honduras had $360 million of debt excluding lease liabilities which was non-recourse to MIC S.A. From time to time, we may provide support to our subsidiaries and service indebtedness that is held at the operational level.
Consolidated indebtedness
Millicom’s total consolidated debt and financing (that is, excluding lease liabilities but including vendor financing) as of December 31, 2023 was $6,697 million (December 31, 2022: $6,804 million). Our total consolidated net debt (representing debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits) was $5,956 million (December 31, 2022: $5,799 million).
Millicom's lease liabilities as of December 31, 2023 were $1,043 million. 99% of our consolidated lease liabilities, or $1,035 million, was at the operational level (excluding our joint venture in Honduras) and non-recourse to MIC S.A. Including lease liabilities, Millicom's total consolidated financial obligations as of December 31, 2023 were $7,739 million (December 31, 2022: $7,820 million). Our total consolidated net financing obligations (that is,net debt plus lease liabilities) were $6,999 million (December 31, 2022: $6,815 million). In 2023, the definition of net debt changed to include derivative financial instruments in order to have a more comprehensive view of our financial obligations. 2022 figures have also been represented accordingly.
See note C.6. to our audited consolidated financial statements included elsewhere in this Annual Report for a reconciliation of total consolidated debt and financing to total consolidated net debt. Our consolidated interest and other financial expenses for the year ended December 31, 2023 were $712 million and for the years ended December 31, 2022 and 2021 were $617 million and $495 million, respectively.
The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:

	December 31,
	2023	2022	2021
	(US$ millions)
MIC S.A. (Luxembourg)	2,388	2,573	4,020
Latin America:
Guatemala	1,463	1,465	605
Colombia	713	605	802
Paraguay	665	678	751
Bolivia	246	260	310
El Salvador	174	173	100
Costa Rica	142	128	121
Nicaragua	148	147	—
Panama	759	773	846
Africa:
Tanzania (i)	—	—	188
Total debt and financing	6,697	6,804	7,744
(i)    Divested upon the completion of the sale of our operations in Tanzania.

For a more detailed description of our outstanding financial obligations, including our credit facilities and outstanding bond or note issuances, see note C.3. to our audited consolidated financial statements.
Our financing facilities at the MIC S.A. level are subject to a number of financial covenants including leverage covenants. In addition, most financings at the MIC S.A. level contain restrictions on sale of businesses or significant assets within the businesses.
Our financing facilities at the operational level are subject to a number of financial covenants including leverage and restricted payment covenants, and in certain cases, debt service coverage and debt to earnings covenants. In addition, some of the financings at the operational level contain restrictions on sale of businesses or significant assets within the businesses.
From time to time, we repurchase certain outstanding indebtedness at both the MIC S.A. level and the operational level. During 2023, MIC S.A. repurchased in the open market approximately $16 million of its 4.500% Senior Notes due 2031, Comcel repurchased approximately $49 million of its 5.125% Senior Notes due 2032 and Cable Onda repurchased approximately $16 million of its 4.500% Senior Notes due 2030. See Note C.3.1. to our audited consolidated financial statements. We and our subsidiaries expect to continue to repurchase debt in pursuit of our leverage target, and may do so in the open market, in privately negotiated transactions, through tender or exchange offers, or otherwise, and we and our subsidiaries may redeem debt that we or they are permitted to redeem under its terms.
Indebtedness of joint ventures
With respect to the Honduras joint venture, total debt excluding lease liabilities as of December 31, 2023 was $360 million. As of December 31, 2023, our joint venture in Honduras had lease liabilities of $61 million. The total net debt (representing debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits) was $313 million. Annual interest expense for the Honduras joint venture for the years ended December 31, 2023, 2022 and 2021 was $29 million, $29 million and $34 million, respectively.
The following table sets forth the debt and financing of the Honduras joint venture for the periods indicated:

	December 31,
	2023	2022	2021
	(US$ millions)
Honduras	422	357	340

The financing facilities of the Honduras joint venture are not subject to specific financial covenants. However, some of them contain covenants or restrictions on sale of businesses or significant assets within the businesses.
With respect to our operations in Guatemala (former joint venture, see note A.1.2. to our audited consolidated financial statements) interest expense for the period ended November 12, 2021 was $52 million.

Off-Balance Sheet Arrangements
As of December 31, 2023, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $505 million with $6 million pledged deposits for these debts and financings as of December 31, 2023. The table below details the maximum exposure under these guarantees and their remaining terms, as of December 31, 2023.

	Total	Less than 1 year	1-3 years	3-5 years
	(US$ millions)
Theoretical maximum exposure	505	15	322	169

Trend Information
For a discussion of trend information, see “—Operating Results—Factors affecting our results of operations.” and “—Operating Results—Factors affecting comparability of prior periods."

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management (including Share Ownership)
See "Corporate Governance—Board Governance—Board Profile: Skills and Experience" for more information on our directors and senior management.

Compensation
For the financial year ended December 31, 2023, the total compensation paid to MIC S.A.’s directors was $1.7 million and to the CEO and CFO the total cash compensation plus benefits (excluding pension) was $4.1 million. The total amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits for the CEO and CFO was $0.5 million.
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

Remuneration of Directors
Decisions on annual remuneration of directors (“tantièmes”) are reserved by the Articles of Association to the general meeting of shareholders. Directors are prevented from voting on their own compensation.The remuneration of the non-executive members of the Board of Directors comprises an annual fee and shares of MIC S.A. The remuneration is 100% fixed. Non-executive directors do not receive any fringe benefits, pensions or any form of variable remuneration. No remuneration was paid to any of the non-executive directors in 2023 or 2022 from any other undertakings within the Millicom Group.
Director remuneration is proposed by the Nomination Committee and approved by the shareholders at the AGM or other shareholders’ meetings. During early 2023, in proposing Director Remuneration, the Nomination Committee, received input from an external compensation advisor, including market and peer benchmarking, and considered the frequency of meetings and complexity of Millicom’s business and governance structures. After consideration of these and other relevant aspects, the Nomination Committee proposed to keep the structure and propose no increase in the amount of remuneration for each role for the non-executive directors. In accordance with resolution 18 adopted by the AGM on May 31, 2023, the Nomination Committee of Millicom was instructed to propose Director remuneration for the period from the date of the 2023 AGM to the date of the AGM in 2024.
At the AGM held on May 31, 2023, MIC S.A.’s shareholders approved the compensation for the nine non-executive directors expected to serve from that date until the 2024 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-up shares of MIC S.A. Such shares are provided from the Company’s treasury shares or if permitted, alternatively issued within MIC S.A.’s authorized share capital exclusively in exchange for the allocation from the share premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2023, or US$18.75 per share, provided that shares shall not be issued below the par value. Executive Directors do not receive any remuneration in their capacity as Directors.
In respect of directors who do not serve an entire term from the 2023 AGM until the 2024 AGM, the fee-based and the share-based compensation is pro-rated pro rata temporis.
Director remuneration (Board and Committees) for the year ended December 31, 2023 and December 31, 2022 (covering the period from May 31, 2023 to the date of the AGM in May 2024 as resolved at the shareholder meeting on May 31, 2023) is set forth in the following table. See Board Committees section, starting on page 144 for details on those Directors that are also committee members.

	2023			2022
Name of Director	Cash-based fee	Share-based fee (i)	Total	Cash-based fee	Share-based fee (i)	Total
	In thousands of USD
Mr. José Antonío Rios García - Former chair of the Board (ii)	$105.0	$210.0	$315.0	$105.0	$210.0	$315.0
Ms. Pernille Erenbjerg - Deputy Chair of the Board	$100.0	$160.0	$260.0	$100.0	$160.0	$260.0
Ms. Maria Teresa Arnal (since May 2023)	$67.5	$105.0	$172.5	Not Applicable
Mr. Bruce Churchill	$90.0	$105.0	$195.0	$77.5	$105.0	$182.5
Mr. Tomas Eliasson	$100.0	$105.0	$205.0	$90.0	$105.0	$195.0
Mr. Michael Golan (since May 2023) (iii)	—	—	—	Not Applicable
Mr. Nicolas Jaeger (since May 2023)	$67.5	$105.0	$172.5	Not Applicable
Mr. Thomas Reynaud (since May 2023)	$67.5	$105.0	$172.5	Not Applicable
Ms. Blanca Treviño de Vega (since May 2023)	$77.5	$105.0	$182.5	Not Applicable
Former Directors (in all cases, until May 2023)
Mr. Odilon Almeida - Former Chair of the Compliance and Business Conduct	Not Applicable			$80.0	$105.0	$185.0
Ms. Mercedes Johnson - Former Chair of the Audit and Compliance Committee	Not Applicable			$112.5	$105.0	$217.5
Mr. Lars-Johan Jarnheimer	Not Applicable			$67.5	$105.0	$172.5
Mr. James Thompson	Not Applicable			$90.0	$105.0	$195.0
Total (iv)	$675.0	$1,000.0	$1,675.0	$722.5	$1,000.0	$1,722.5
(i)    Share-based compensation for the period from May 31 2023to May 2024 was calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2023 and represented a total of 53,343 shares. Total remuneration for the period from May31, 2023 to May 2024 after deduction of applicable withholding tax at source comprised 75% in shares and 25% in cash.
(ii)    Mr. Rios Garcia resigned from the board of directors on August 31, 2023.
(iii)    Mr. Golan declined to receive any director remuneration.
(iv)     Total remuneration for the period from May 31, 2023 to May 2024 after deduction of applicable withholding tax at source comprised 75% in shares and 25% in cash (2022: 73% in shares and 27% in cash).

Remuneration of Executive Management
See Compensation and Talent Committee's Report section, starting on page 128.

Employees
As of December 31, 2023, the Millicom Group had approximately 16,527 employees, 19,446 employees in 2022 and 20,687 employees in 2021. Management believes that relations with the employees are good. Some of our employees belong to a union and approximately 14% of our employees participated in collective agreements as of December 31, 2023. The temporary employees of the Company corresponded to 5% of the average total number of employees as of December 31, 2023.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information
Financial Statements
Consolidated financial statements are set forth under “Financial Statements.”
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
•    the deductibility of management, royalty and service fees paid to MIC S.A. by our operations in El Salvador, Honduras and Nicaragua;
•    deductibility of commissions and discounts on handsets in Honduras and El Salvador;
•    the deductibility of expenses for depreciation and amortization in Colombia, Guatemala, Nicaragua and Paraguay;
•the application of the territoriality principle in the determination of the taxable base of municipal taxes in Colombia and Nicaragua; and
•Withholding tax and deductibility of expenses due to the application of double tax treaties in Panama.

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
Dividend and Share Repurchase Plans
For a description of the shareholders’ and SDR holders’ rights to receive dividends, the conditions to declare and pay dividends and the terms of the current share repurchase plan, please refer to "Corporate Governance—Corporate Governance Statement and Framework."

Significant Changes
No significant changes have occurred other than as described in this Annual Report since the date of our most recent audited consolidated financial statements.

THE OFFER AND LISTING
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

ADDITIONAL INFORMATION
Related Party Transactions
The related party transactions disclosures in our audited consolidated financial statements are in some respects broader than that required by Form 20-F. For purposes of consistency of presentation, references to "related parties" refer to the broader definition that is used in our audited consolidated financial statements. The Company conducts transactions with certain related parties on normal commercial terms and conditions as described in Note G.5. to our audited consolidated financial statements .

Material Contracts
Share Purchase Agreement
On June 29, 2022, the Company entered into an agreement to acquire the remaining 20% equity interest in Tigo Panama for approximately $290 million in cash. The acquisition was made pursuant to a share purchase agreement, dated June 29, 2022, among Millicom LIH, S.A., as the buyer, and Medios de Comunicación Ltd., Telecarrier International Ltd., IGP Trading Corp., Tenedora Activa, S.A. and Nicolas González Revilla Paredes, as sellers. The share purchase agreement is included as Exhibit 4.13 to this Annual Report.
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
Credit and Guaranty Agreement
Telemóvil El Salvador, S.A. de C.V. and Telefonía Celular de Nicaragua, S.A. have a $225 million credit agreement that matures on September 12, 2027. The credit agreement is governed by the credit and guaranty agreement, dated September 12, 2022, among Telemóvil El Salvador, S.A. de C.V. and Telefonía Celular de Nicaragua, S.A., as borrowers, Millicom International Cellular S.A., as guarantor, the lenders named therein, and the Bank of Nova Scotia, as administrative agent. The credit and guaranty agreement is included as Exhibit 4.14 to this Annual Report.
2031 4.500% Senior Notes
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
2026 6.625% Senior Notes
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

2029 6.250% Senior Notes

On March 25, 2019, to help finance the Telefónica CAM Acquisitions, MIC S.A. issued $750 million aggregate principal amount of its 6.250% Senior Notes due 2029. The notes were issued pursuant to the indenture for the $750 million 6.250% Senior Notes due 2029, dated March 25, 2019, between Millicom International Cellular S.A., Citibank S.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit 4.3 to this Annual Report.
2027 5.875% Senior Notes
On April 5, 2019, the Company's subsidiary Telefónica Celular del Paraguay S.A. issued $300 million aggregate principal amount of 5.875% Senior Notes due 2027 (the "Original 5.875% Notes"). The notes were issued pursuant to the indenture for the $300 million 5.875% Senior Notes due 2027, dated April 5, 2019, between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA (the "2027 Indenture"). The 2027 Indenture is included as Exhibit 4.8 to this Annual Report. In addition, on January 28, 2020, Telefónica Celular del Paraguay S.A. issued $250 million of additional notes of the same series pursuant to the first supplemental indenture to the 2027 Indenture, which are treated as a single class with the Original 5.875% Notes. The first supplemental indenture is included as Exhibit 4.9 to this Annual Report.
2030 4.500% Senior Notes
On October 28, 2019, the Company's subsidiary Telecomunicaciones Digitales, S.A. (formerly known as Cable Onda S.A.) issued $600 million aggregate principal amount of 4.500% Senior Notes due 2030. The notes were issued pursuant to the indenture for the $600 million 4.500% Senior Notes due 2030, dated October 28, 2019, among Cable Onda, S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA. The indenture is included as Exhibit 4.10 to this Annual Report.
2032 5.125% Senior Notes
On February 3, 2022, Walkers Fiduciary Limited, the trustee of CT Trust, issued $900 million aggregate principal amount of 5.125% Senior Notes due 2032. The notes are guaranteed by the Company’s subsidiaries in Guatemala and were issued pursuant to the indenture for the 5.125% Senior Notes due 2032, dated February 3, 2022, among Walkers Fiduciary Limited, the guarantors named therein, and the Bank of New York Mellon. The indenture is included as Exhibit 4.11 to this Annual Report.
2024 Floating-Rate Senior Unsecured Sustainability Bond
On May 15, 2019, MIC S.A. completed its offering of a SEK 2 billion (approximately $208 million) floating-rate senior unsecured sustainability bond due 2024, which is included as Exhibit 4.4 to this Annual Report.
2027 Floating-Rate Senior Unsecured Sustainability Bond
On January 13, 2022, MIC S.A. completed its offering of a SEK 2.25 billion (approximately $252 million) floating-rate senior unsecured sustainability bond due 2027, which is included as Exhibit 4.12 to this Annual Report.

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
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Luxembourgish taxes imposed on dividends on, or dispositions of, common shares. This discussion does not apply to investors in this special situation.
Except as described below, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for any taxable year.

Taxation of Distributions
Distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the Nasdaq Stock Market, where our common shares are traded. U.S. Holders should consult their tax advisers to determine whether the favorable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, our PFIC status for any taxable year is an annual determination that depends on the composition of our income and assets and the market value of our assets, which may change from time to time. In addition, if we expand our lending activities in the future in any significant fashion, our risk of becoming a PFIC will increase. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.
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

Documents on Display
We are subject to the reporting and other informational requirements of the Exchange Act, except that as a foreign private issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act, nor are we subject to the same requirements to file periodic reports and financial statements as U.S. companies whose securities are registered under the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC, which are available to the public through the SEC's website at www.sec.gov.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The following information should be read together with note D. Financial risk management to our audited consolidated financial statements included elsewhere in this Annual Report.
Financial risk management
Millicom regularly performs financial risk management assessments to identify major risks and to take the necessary steps to mitigate such risks. The principal market risks to which we are exposed are interest rate risk, foreign currency exchange risk and non-repatriation. The Millicom Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Millicom Group’s performance in line with its Group Treasury Policy. The "Group Treasury Policy" (including treasury and financial risk management) is annually updated by the Millicom Group's Treasury function and presented to the Audit and Compliance Committee. This policy was last reviewed in October 2023.
As part of the financial risk management strategy, the Millicom Group sets some targets in place to address and monitor financial risks, which include the use of derivatives and natural hedging instruments, such as raising debt in local currency (where the Group targets to maintain at least 40% of its debt in local currency) and maintaining at least 75%/25% of debt with fixed interest rates. The Group also implements some hedging strategies related to operational expenditure/capital expenditure, where it can cover up to six months forward of operating costs and capital expenditure denominated in non-functional currencies through a rolling and layering strategy. Millicom’s financial risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Millicom Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading. From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Group Treasury policy.
On December 31, 2023 and 2022, the fair value of derivatives held by the Millicom Group may be summarized as follows:

	December 31,
	2023	2022
	(US$ millions)
Derivatives
Cash flow hedge derivatives - asset	6	19
Cash flow hedge derivatives - liability	(46)	(53)
Net derivative asset (liability)	(40)	(34)

Interest rate risk
Debt and financing issued at floating interest rates expose the Millicom Group to cash flow interest rate risk. Debt and financing issued at fixed interest rates expose the Millicom Group to fair value interest rate risk. The Millicom Group’s exposure to risk of changes in market interest rates relate to both of the above. The Millicom Group actively and periodically monitors interest rate risk and has implemented some internal targets within its strategy where it aims to maintain at least 75% of debt with fixed interest rates. The purpose of Millicom’s strategy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy.
At December 31, 2023, approximately 80% of the Millicom Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2022: 82%). The table below summarizes our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
At December 31, 2023	(US$ millions)
Fixed rate financing	190	369	403	582	855	2,912	5,311
Floating rate financing	12	76	433	420	147	279	1,367
Total (i)	202	445	836	1,002	1,002	3,191	6,678
Weighted average nominal interest rate	6.85%	6.81%	7.93%	6.98%	6.75%	5.83%	6.56%
At December 31, 2022
Fixed rate financing	131	383	501	376	718	3,466	5,574
Floating rate financing	49	12	63	402	404	300	1,230
Total	180	394	564	777	1,122	3,766	6,804
Weighted average nominal interest rate	7.68%	5.71%	6.11%	7.46%	6.49%	5.88%	6.22%
(i) Excluding vendor financing of $18 million, due within one year, as of December 31, 2023.

A 100 basis point fall or rise in market floating interest rates for all currencies in which the Group had borrowings at December 31, 2023 would increase or reduce profit before tax from continuing operations for the year by approximately US$14 million (2022: US$12 million).
Foreign currency risk

The Millicom Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. In the years ended December 31, 2023, 2022 and 2021, foreign currency exchange rate fluctuations resulted in a gain of $31 million, losses of $84 million and $42 million, respectively.
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
The following table summarizes debt denominated in U.S. dollars and other currencies at December 31, 2023 and 2022.

	2023	2022
	(US$ millions)
December 31
Debt denominated in U.S. dollars	3,859	4,100
Debt denominated in currencies of the following countries:
Guatemala	640	595
Colombia	694	605
Bolivia	246	260
Paraguay	158	171
El Salvador(i)	174	173
Panama(i)	759	773
Luxembourg (COP denominated)	38	30
Costa Rica	110	96
Total debt denominated in other currencies	2,819	2,704
Total debt (ii)	6,678	6,804
(i)    El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).
(ii)    Excluding vendor financing of $18 million in Colombia, due within one year, as of December 31, 2023.

At December 31, 2023, if the U.S. dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $25 million (2022: $20 million), mainly as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the U.S. dollar.
Non-repatriation risk
Millicom’s operating subsidiaries and joint ventures generate most of the revenue of the Millicom Group and in the currency of the countries in which they operate. Millicom is therefore dependent on the ability of its subsidiaries and joint venture operations to transfer funds to the Company.
Foreign exchange controls exist in some of the countries in which Millicom Group companies operate, and some of these controls significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. In addition, existing foreign exchange controls may be strengthened in countries where the Millicom Group operates, or foreign exchange controls may be introduced in countries where the Millicom Group operates that do not currently impose such restrictions. If such events were to occur, the Company’s ability to receive funds from the operations could be restricted even further, which would impact the Company’s ability to make payments on its interest and loans or pay dividends to its shareholders. As a policy, all operations which do not face restrictions to deposit funds offshore and in hard currencies should do so for the surplus cash generated on a weekly basis. The Company and its subsidiaries make use of physical cash pooling arrangements in hard currencies to the extent permitted.
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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
As of December 31, 2023, MIC S.A., under the supervision and with the participation of the Millicom Group’s management, including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Millicom Group’s disclosure controls and procedures. The Millicom Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Millicom Group’s management to allow timely decisions regarding required disclosures. The Millicom Group’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2023, the Millicom Group’s disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC's rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting
The Millicom Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Group’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Boards.
The Group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the Group’s consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
The Group’s management conducted an assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2023, based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management believes that, as of December 31, 2023, the Group’s internal control over financial reporting is effective based on those criteria.
The Group’s internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young S.A., the Group’s external independent registered public accounting firm, as stated in its report which follows.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Millicom International Cellular S.A.
Opinion on Internal Control Over Financial Reporting
We have audited Millicom International Cellular S.A.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Millicom International Cellular S.A. (the ”Group”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 12, 2024 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé
Luxembourg,
Grand Duchy of Luxembourg
March 12, 2024

Changes in Internal Control over Financial Reporting
There has been no change in the Group's internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting.

AUDIT AND COMPLIANCE COMMITTEE FINANCIAL EXPERT
MIC S.A.’s Audit and Compliance Committee is chaired by Mr. Eliasson, and includes Mr. Churchill, Mr. Golan and Ms. Trevino. MIC S.A.’s Board of Directors has determined that Mr. Eliasson has the professional experience and knowledge to qualify as “audit committee financial expert” as defined by SEC rules. MIC S.A.’s Board has also determined that each of Mr. Churchill, Mr. Golan and Ms. Trevino are independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and the applicable Nasdaq listing rules.
CODE OF ETHICS
Millicom has a Code of Conduct that applies to all employees, contracted staff, and management. In the year ended December 31, 2023, Millicom did not waive compliance with its Code of Conduct by its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available at https://www.millicom.com/what-we-stand-for/governance/compliance/millicom-code-of-conduct/

CORPORATE GOVERNANCE

Corporate Governance Statement and Framework
Corporate Governance Statement
As a foreign private issuer incorporated in Luxembourg with its principal listing on Nasdaq Stockholm, Millicom follows the laws of the Grand Duchy of Luxembourg, its "home country" for corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market's Marketplace Rule 5600 series. In particular, the Nasdaq Stock Market's rules:

(i)    provide for a quorum of no less than 33 1/3% of Millicom's outstanding shares, but Millicom's Articles of Association provide that no quorum is required for ordinary meetings (other than in respect of general meetings convened for the first time in relation to amendments to the Articles of Association);
(ii)    provide for the involvement of independent directors in the selection of director nominees, but Millicom permits its director nominations committee to be comprised of shareholder representatives;
(iii)    require each Compensation and Talent Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation and Talent Committee, Millicom does not require the Compensation and Talent Committee to be comprised solely of directors who qualify as independent for such purposes;
(iv)    require listed companies to have regularly scheduled meetings at which only independent directors are present, but Millicom does not impose such a requirement;
(v)    require third-party compensation disclosure, but Millicom does not disclose third-party compensation provided to its directors or director nominees; and
(vi)    require independent director oversight of director nominations, but Millicom allows its nomination committee to be appointed by the Company’s major shareholders and not a committee of the board of directors.
In addition, we may opt out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rules, which generally require an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Corporate Governance Framework
Memorandum and Articles of Association
Millicom International Cellular S.A. (“Millicom” or the “Company”) is a public limited liability company (société anonyme) governed by the Luxembourg Law of August 10, 1915, on Commercial Companies (as amended). The Company was incorporated on June 16, 1992, and registered with the Luxembourg Trade and Companies’ Register (Registre du Commerce et des Sociétés de Luxembourg) under number B 40 630. The Millicom Group comprises Millicom and its subsidiaries, joint ventures and associates. The Articles of Association of MIC S.A. define its purpose inter alia as follows: “... to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise." The valid Articles of Association are filed herewith as Exhibit 1.1.
Shares
MIC S.A. has only one class of shares, common shares. Each share entitles its holder to: one vote at the general meeting of shareholders; receive dividends when such distributions are decided (subject as well to restrictions in the agreements governing our indebtedness), and; share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right pursuant to Luxembourg corporate law under any share or rights issue for cash, unless the Board of Directors, within the limits specified in the Articles of Association, or an extraordinary general meeting of shareholders, as the case may be, restricts the exercise thereof. The Company's Articles of Association do not impose any restrictions on the transfer of shares. MIC S.A. shares are not subject to any sinking fund provision and as all of the issued shares in MIC S.A.’s capital are fully paid up, none of MIC S.A.’s shareholders are liable for further capital calls. Following Luxembourg law, any change to the rights attached to the shares of MIC S.A. require, an Amendment of the Company’s Articles of Association through the approval of shareholders at an extraordinary shareholders’ meeting duly convened and held before a Luxembourg notary, with a two-thirds majority vote of the shares represented at the meeting. Any increase to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.

The Articles of Association provide for the possibility and set out the terms for the repurchase by MIC S.A. of its own shares, which repurchase must be approved in accordance with applicable law and the rules of any exchange on which MIC S.A.’s shares are listed.
A share repurchase plan was approved at our 2023 AGM authorizing the Board of Directors, at any time between May 31, 2023 and the date of the 2024 AGM, provided the required levels of distributable reserves are met by MIC S.A. at that time, to engage in a share repurchase plan of MIC S.A.’s common shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Share Repurchase Plan”) by using its available cash reserves.
The maximum number of common shares and SDRs that may be acquired between May 31, 2023 and the date of the 2024 AGM may not exceed ten per cent (10%) of Millicom's outstanding share capital as of the date when the start of a share repurchase program is announced by press release.
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
On December 14, 2023 the Board initiated a repurchase program of up to 2,000,000 Swedish Depository Receipts (“SDRs”) representing the Company’s ordinary shares. The primary purpose of the share repurchase plan is to meet obligations under Millicom’s share-based incentive plans or other compensation programs.
The repurchase program is being managed by a brokerage firm which makes its trading decisions concerning the timing and quantity of the purchases of SDRs independently of Millicom based on the framework agreed at inception. The repurchase program is being conducted under the following conditions:
•Repurchases may take place during the period between December 18, 2023 and May 22, 2024, the date of Millicom’s 2024 AGM.
•The maximum level of SDRs that may be repurchased will be the lower of SEK 420 million (approximately USD 40 million) in aggregate purchase price, or 2,000,000 SDRs.
•Payment for the shares will be made in cash.
•SDRs may be repurchased on Nasdaq Stockholm at a price per share within the registered interval for the share price prevailing at any time (the spread), that is, the interval between the highest buying price." and the lowest selling price.

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
Background
Millicom’s shares are listed on Nasdaq Stockholm, in the form of Swedish Depositary Receipts; and on the Nasdaq Stock Market in the U.S. since January 9, 2019, where Millicom is registered as a foreign private issuer.
Millicom’s Corporate Governance Framework is primarily based on the following legislation, principles and regulations:

Publication	Authority	Philosophy
Swedish Code of Corporate Governance	Guiding Principles	Comply or Explain
Luxembourg Law	Legislation	Comply
EU Directives and Regulations	Legislation	Comply
Nordic Main Market Rulebook for Issuers of Shares	Regulation	Comply
Nasdaq Stock Market Rules	Regulation	Comply
U.S. Securities Laws	Regulation	Comply
Good Stock Market Practice	Guiding Principles	Corporate Citizenship

Within these frameworks, Millicom's Board develops and monitors internal guidelines and practices, as further described below, to ensure the quality and transparency of Millicom's corporate governance.
Swedish Corporate Governance Code
The Swedish Corporate Governance Code (“Swedish Code”) promotes good corporate governance to ensure companies are run sustainably, responsibly and efficiently. The Code, which is available on the website of the Swedish Corporate Governance Board: https://bolagsstyrning.se, complements mandatory laws and regulations and sets best practices that go beyond regulatory requirements. The Swedish Corporate Governance Board opted for self-regulation, and adopted a “comply or explain” philosophy. Therefore, companies may deviate from specific provisions, as long as they disclose the deviation and explain why they chose a different solution that is more suitable for their size and specific circumstances.
Compliance with Applicable Stock Exchange Rules
Neither Nasdaq Stockholm’s Disciplinary Committee, the Swedish Securities Council, nor the Nasdaq Stock Market reported any infringement of applicable stock exchange rules or breach of good practice on the securities market by Millicom in 2023.
Corporate Governance Structure
Millicom' s Corporate Governance structure comprises the following three levels:
1.Shareholders and representatives of shareholders (see "—Shareholders and Representation of Shareholders" below).
2.The Board of Directors and Committees appointed by the Board (see "—Board Governance" below).
3.The CEO and Executive Management, and their primary governance functions (see "—Millicom CEO and Executive Team" below).

Shareholders and Representation of Shareholders
Shareholders and Shareholders’ Meeting
The shareholders’ meeting is Millicom's highest decision-making body and a forum for shareholders to voice their opinions. Each shareholder has the right to participate in the shareholders’ meeting and to cast one vote for every share. Shareholders unable to attend in person may exercise their rights by proxy or vote in writing (by way of proxies).
Millicom’s Articles of Association set the Annual General Meeting of Shareholders (“AGM”) to be held in Luxembourg within six months of the close of the financial year.

Unless otherwise required under Luxembourg Law, an extraordinary general meeting (EGM) must be convened to amend the Articles of Association.
At the 2023 AGM, held in Luxembourg on May 31, 2023, shareholders approved all the resolutions proposed by the Board and Nomination Committee, including the following key items:
•the annual accounts and the consolidated accounts for the year ended December 31, 2022;
•the allocation of the profit of approximately $2 million of the 2022 results to the legal reserve, and the remaining $36 million to unappropriated net profits to be carried forward;
•the discharge of all current and former Millicom Directors who served at any point in time during the financial year ended December 31, 2022, for the performance of their mandates;
•the establishment of the number of Directors at ten (10) and election of the Board members and Chair of the Board (see "—Board Governance—Board Profile: Skills and Experience);
•the re-election of Ernst & Young S.A., Luxembourg as Millicom's external auditor;
•the remuneration to the Board members and external auditor;
•the instruction to the Nomination Committee;
•the share repurchase plan;
•the 2022 Remuneration Report;
•the senior management remuneration policy; and
•the share-based incentive plans for Millicom employees.

On May 31, 2023 an Extraordinary General Meeting (the “EGM”) was held to increase the authorized share capital of the Company from three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each, to three hundred and seventy five million United States Dollars (USD 375,000,000) divided into two hundred and fifty million (250,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each, and to renew the authorization granted to the Board of Directors to issue new shares up to a share capital of USD 375,000,000 divided into 250,000,000 shares with a par value of USD 1.50 per share, until May 31, 2028, and to amend the articles of association to incorporate these amendments. These resolutions were rejected.
On February 28, 2022, an Extraordinary General Meeting (the “EGM”) was held to increase the authorized share capital and amend the articles of association in preparation for the rights offering that was announced during the first quarter of 2022. The EGM resolved to increase the Company’s authorized share capital from 133.3 million to 200 million ordinary shares, par value $1.50 per share. In June 2022, approximately 70.3 million ordinary shares were issued pursuant to the rights offering at a price of $10.61 per share.

Millicom governance deviated in 2023 in relation to the Swedish Code in the following areas:

Code requirement	Millicom practice	Explanation
1.5–A shareholder, or a proxy representative of a shareholder, who is neither a member of the board nor an employee of the company is to be appointed to verify and sign the minutes of the shareholders’ meeting.
	Minutes are signed by the Chair of the shareholders’ meeting (who is not a member of the Board or an employee of the Company), the meeting secretary and an appointed scrutineer.	Millicom is a legal entity incorporated in Luxembourg and, as such, it follows Luxembourg Law in connection with procedures and rules for its shareholders’ meetings.
2.3-Neither the chief executive officer nor other members of the executive management are to be members of the nomination committee.	Mr. Mauricio Ramos, the Interim Chair of the Board of Millicom, and its Chief Executive Officer, is a member of the nomination committee.
It follows from the Instruction to the Nomination Committee, resolved on May 31, 2023 at the annual general meeting of the Company, that the Chair of the Board shall be a member of the Committee. On August 31, 2023 Mr. Ramos was, after the resignation of the then current Chair, appointed as the Interim Chair of the Board, resulting in non-compliance with rule 2.3. After the 2024 AGM, Mauricio Ramos is expected to step down as CEO of the Company and remain as Executive Chair only.

2.4– Neither the company chair nor any other member of the board may chair the nomination committee.	On February 26, 2024, Aude Durand, the Chair of Millicom’s Nomination Committee, was elected as a member of the Board of Millicom.
Following the tragic passing of Nicolas Jaeger, after consultation and with the approval of the Nomination Committee, the Board of Millicom appointed Ms. Durand as a replacement for Mr. Jaeger on the Board until the company’s next AGM.

Major Shareholders

To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.
The table below sets out beneficial ownership of our common shares (directly or through SDRs), par value $1.50 each, by each person who beneficially owned more than 5% of our common shares.

Name of Shareholder	Common Shares	Percentage of Share Capital
Xavier Niel (1)	49,966,734	29.14%
Dodge & Cox (2)	8,674,932	5.1%

(1)     Information herein is based upon a Schedule 13D filed with the SEC on January 17, 2024 by Atlas Luxco S.à r.l., Atlas Investissement, NJJ Holding and Xavier Niel. Atlas Luxco S.à r.l., Atlas Investissement, NJJ Holding and Xavier Niel held 49,966,734 of our common shares (approximately 29.14% of common shares outstanding) as of January 17, 2024. The sole owner of Atlas Luxco S.à r.l. at December 31, 2023 was Atlas Investissement. The sole owner of Atlas Investissement at December 31, 2023 was NJJ Holding. The sole owner of NJJ Holding is Xavier Niel, and as a result, Xavier Niel is deemed to be a beneficial owner of NJJ Holding, Atlas Investissement and Atlas Luxco S.à r.l. As of December 31, 2022, Xavier Niel held 12,046,741 of our common shares (7.0% of common shares then outstanding). On March 8, 2024, we were informed by Atlas Luxco S.à r.l. that Michael Shalom Golan, a member of our Board of Directors, is an ultimate beneficiary of 2.5% of Atlas Luxco S.à r.l.
(2)    Information herein is based upon an Amendment No. 1 to Schedule 13G filed with the SEC on February 13, 2024.
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
Based upon the SDR ownership reported by Euroclear Sweden AB, as of December 31, 2023, there were 117 SDR holders in the United States holding 28,294,954 SDRs (representing 16.4% of the outstanding share capital as of such date). According to the records held by Broadridge Corporate Issuer Solutions Inc. reported as of December 31, 2023, there were 74 shareholder accounts in the United States holding 14,356,729 common shares (representing 8.3% of the outstanding share capital as of such date). However, these figures may not be an accurate representation of the number of beneficial holders nor their actual location because most of the common shares and SDRs were held for the account of brokers or other nominees.

Nomination Committee
Millicom's prior Nomination Committee, which was elected in October 2022 and served until the appointment of a new Committee in October 2023, was composed of:

Member	On behalf of	Position
Mr. Jan Dworsky	Swedbank Robur	Chair
Mr. Viktor Kockberg	Nordea Investment Funds	Member
Mr. Staley Cates	Southeastern Asset Management	Member
Mr. Gerardo Zamorano	Brandes Investment Partners	Member
Mr. José Antonio Ríos García	Appointed by shareholders at the 2022 AGM	Member
Mr. Nicolas Jaeger (from March 23, 2023 to May 31, 2023)	Atlas Luxco	Member
Ms. Aude Durand (from May 31, 2023)	Atlas Luxco	Member
Millicom's current Nomination Committee, elected in October 2023 is composed of:

Member	On behalf of:	Position
Ms. Aude Durand	Atlas Luxco	Chair
Mr. Jan Dworsky	Swedbank Robur	Member
Mr. Staley Cates	Southeastern Asset Management	Member
Mr. Mauricio Ramos	Appointed by shareholders at the 2023 AGM	Member
The Nomination Committee is appointed by the largest shareholders of Millicom. It is not a Board committee. Its role is to propose resolutions regarding electoral and remuneration issues to the shareholders’ meeting in a manner that promotes the common interest of all shareholders, regardless of how they are appointed. Nomination Committee members' terms of office typically begin at the time of the announcement of the interim report (covering the period from January to September of each year) and end when a new Nomination Committee is formed.

Under the terms of the Nomination Committee procedure, the committee consists of (i) three members appointed by the largest shareholders as of the last business day of June 2023 and (ii) the Company's Chair of the Board.

The Company's Articles of Association stipulate that the Nomination Committee rules and procedures of the Swedish Code of Corporate Governance shall be applied for the election of Directors to the Company's Board of Directors, as long as such compliance does not conflict with applicable mandatory law, applicable regulation or the mandatory rules of any stock exchange on which the Company’s shares are listed.

Nomination Committee proposals to the AGM include, among others:
•Election and remuneration of Directors of the Board and the Chair of the Board
•Appointment and remuneration of the external auditor
•Proposal of the Chairman of the AGM

Promoting Board Diversity
Millicom’s Nomination Committee recognizes the importance of diversity for promoting strong corporate governance, competitive advantage and effective decision-making. The Nomination Committee is responsible for determining the appropriate skills, perspectives and experiences required of Board candidates based on the Company’s strategic needs and the current Board composition. This determination will include knowledge, experience and skills in areas that are critical to understanding the Company and its business; richness of views brought by different personal attributes, such as gender, race, age and nationality; other personal characteristics, such as integrity and judgment; and candidates’ commitment to the boards of other publicly held companies.
In its work, the Nomination Committee applies rule 4.1 of the Swedish Corporate Governance Code as its diversity policy.

Board Diversity Matrix (As of December 31, 2023)

Country of Principal Executive Offices “Home Country”:				Luxembourg
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				9

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	3	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did not disclose demographic background	0

Board Diversity Matrix (As of December 31, 2022)

Country of Principal Executive Offices “Home Country”:				Luxembourg
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				9

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	2	7	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	4
LGBTQ+	0
Did not disclose demographic background	0

Board Governance
Written charters set out the objectives, limits of authority, organization and roles and responsibilities of the Board and each of its committees.

Board of Directors and Board Committees
The Chair convenes the Board and leads its work. The Chair is accountable to the Board and acts as a direct liaison between the Board and the management of the Company through the CEO. Meeting agendas are set with the CEO, and the Chair communicates Board decisions where appropriate.

Role of the Board
The Board is responsible for approving Millicom’s strategy, financial objectives and operating plans, and for oversight of governance. The Board also plans for succession of the CEO and reviews other senior management positions.

As set forth in the Company’s Articles of Association, the Board must be composed of at least six members. The 2023 AGM set the number of Directors at ten, comprising a Chair, a Deputy Chair and seven members. On August 31, 2023 the Chair resigned from the Board and the role of Chair was assigned to the Executive Director / CEO and from that time and at December 31, 2023 the Board comprised of eight Non-Executive Directors and one Executive Director (the CEO of Millicom). On February 26, 2024, Millicom announced the appointment of Aude Durand to its Board of Directors. In accordance with Millicom’s Articles of Association, Millicom’s Board of Directors, with the approval of Millicom’s Nomination Committee, appointed Ms. Durand to fill the vacant Board position created by the tragic passing of Nicolas Jaeger until the next Annual General Meeting of shareholders.

The Board selects the CEO, who is charged with daily management of the Company and its business. The CEO is responsible for recruiting the senior management of the Company. The Board reviews plans for key senior management positions; supervises, supports and empowers the senior management team; and monitors senior managers' performance. In accordance with the Swedish Code, the division of work between the Board and the CEO is set forth in “The Rules of Procedure, Instructions to the CEO and Reporting Instructions”.

Further details on the roles and activities of the various committees, as well as their responsibilities and activities, appear later in this section.
Powers and Limitations of the Board
Borrowing powers: The Board has unrestricted borrowing powers on behalf of, and for the benefit of, Millicom.
Time and age limit: No age limit exists for being a Director of Millicom. Directors mandates can be for a maximum of six years before either being re-elected or ending their service. There are no restrictions on the maximum continuous period that a Director can serve. The current Directors have been elected for a term starting on the date of the 2023 AGM and ending on the date of the 2024 AGM (i.e., for approximately one year).

Restrictions on voting: No contract or other transaction between the Company and any other person shall be affected or invalidated by the fact that any Director, officer or employee of the Company has a personal interest in—or is a Director, officer or employee of—such other person. However, the following conditions apply:

•The contract or transaction must be negotiated on an arm’s-length basis on terms no less favorable to the Company than could have been obtained from an unrelated third party; and, in the case of a Director, he or she shall inform the Chair of his or her conflict of interest and abstain from deliberating and voting on any matters that pertain to such contract or transaction at any meeting of the Board.
•Any such personal interest shall be fully disclosed to the Company by the relevant Director, officer or employee and, to the extent a Director is involved, to the next general meeting of shareholders.
•Director's service agreements: None of MIC S.A's current directors have entered into service agreements with the Millicom Group or any of its subsidiaries providing for benefits upon termination of their respective directorships.

Share Ownership Requirements
Non-Executive Directors are not required to be shareholders of the Company. Share ownership of Directors is included in the Director biographies set out on the following pages. Directors and Non-Executive Directors collectively own less than 1% of the Company's outstanding shares as of January 31, 2024.

Insider Trading Policy

The Company has an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.
Roles
Chair of the Board
The Chair is elected by the AGM. If the Chair relinquishes the position during the mandate period, the Board elects a new Chair from among its members to serve until the end of the next AGM. The Board Chair convenes the Board and leads its work, coordinates with the CEO to set the meeting agendas and serves as the Board's liaison to the CEO between meetings.
Deputy Chair of the Board
If elected by the Board, the Deputy Chair acts as a sounding board and provides support for the Chair. The Deputy Chair convenes Board meetings in accordance with the Company’s Articles of Association and leads the Board's work in the event the Chair is unavailable or is excused from a Board meeting. The Deputy Chair may act as an intermediary in any conflicts among Board members or between the Chair and the CEO. The Board can designate additional roles and responsibilities of the Deputy Chair.
Corporate Secretary
The Corporate Secretary is appointed by the Board to ensure that Board members have the proper advice and resources for performing their duties. The Corporate Secretary is also responsible for organizing and coordinating Board and committee meetings and ensuring that the minutes of those meetings reflect the proper exercising of Board duties.
The Corporate Secretary is also a confidante and resource to the Board and senior management, providing advice on Board responsibilities and logistics.
Chief Executive Officer (CEO)
The CEO leads the development and execution of the Company’s strategy with a view to creating shareholder value and enacting the Company's purpose. The CEO is responsible for day-to-day activities and management decisions, both operating and financial. The CEO is a liaison between the Board and management and communicates to the Board on behalf of management.

The CEO also leads Millicom's communications with shareholders, employees, government authorities, other stakeholders and the public.
Board Membership, Balance and Independence
The Nomination Committee and the Board periodically review the size, balance and diversity of the Board to determine whether any changes are appropriate.

At the AGM, held annually within six months of the end of the financial year, or at any other general meeting, shareholders may vote for or against the Directors proposed by the Nomination Committee. Shareholders that hold at least 5% of the share capital may propose additional Directors.

The Board has adopted the qualification guidelines of an “independent director” as defined by the Swedish Code, and with consideration of the specific independence requirements within the Nasdaq Stock Market rules. A Director’s independence is determined by a general assessment of the Company or its executive management based on the Board's independence criteria. The following graphic shows the Board members' independence as of December 31, 2023, Following the tragic passing of Nicolas Jaeger, on February 26, 2024, Aude Durand, the Chair of Millicom’s Nomination Committee, was elected as a member of the Board of Millicom (who is independent from the Company and its executive management, but not from the major shareholder, Atlas Luxco).

Independence of the Board

Board comprising nine members	Chair, Deputy Chair and seven members
Non-Executive; Independent from the Company and its Executive Management	89% Pernille Erenbjerg Maria Teresa Arnal Bruce Churchill Tomas Eliasson Michael Golan Nicolas Jaeger Thomas Reynaud Blanca Treviño
Executive	11% Mauricio Ramos

Factors considered to determine the Directors’ independence (i) from the Company, executive management and (ii) the major shareholders

Category	Test
Managerial duties	Is or has been the CEO of the Company or a closely related company within the past five years
Employment	Is or has been employed by the Company or a closely related company within the past three years
Other services	Receives a not-insignificant remuneration for advice or other services (beyond the remit of the Board position) from the Company, a closely related company or a person in the executive management of the Company
Business relationship	Has been in a significant business relationship or had other significant financial dealings with the Company or a closely related company within the past year—as a client, supplier or partner; either individually or as a member of the executive management team; or as a member of the Board or a major shareholder in a company with such a business relationship with the Company
Audit function	Is or has within the last three years been a partner at, or has, as an employee, participated in an audit of the Company conducted by the Company’s or a closely related company’s current or then auditor
Cross directorships	Is a member of the executive management of another company, if a member of the board of that company is a member of the executive management of the Company
Family relationship	Has a close family relationship with a person in the executive management of the Company, or with another person named in the points above, if that person’s direct or indirect business with the Company is of such magnitude or significance as to justify the opinion that the Board member should not be considered independent
YES to any of the above in relation to the Company or the management of the Company: => Typically not independent from the Company or its executive management
Assessment	YES to any of the above in relation to a major shareholder: => Typically not independent from a major shareholder

Swedish Code's independence provisions

Requirement	Compliant
The majority of Millicom’s Board must be independent from the Company and its executive management team.	8 out of 9 Millicom Directors meet this criterion (89%)
At least two of those independent Directors must also be independent from the Company’s major shareholders.	6 out of 9 Millicom Directors meet this criterion (67%)
The majority of the members of the Audit Committee are to be independent in relation to the Company and its executive management. At least one of the members who is independent in relation to the Company and its executive management is also to be independent in relation to the Company’s major shareholders.	All of Millicom's Audit and Compliance Committee members meet this criterion (100%)
The Chair of the Board may chair the Compensation Committee. The other members of the committee are to be independent of the Company and its executive management.	All of Millicom's Compensation and Talent Committee members meet this criterion (100%)
Nasdaq Stock Market rules

Requirement	Compliant
The Audit Committee must have at least three members, all of whom meet Nasdaq Stock Market and U.S. Securities and Exchange Commission definitions of independence.	The four members of Millicom's Audit and Compliance Committee all meet this criterion (100%)

Board Profile: Skills and Experience
Mr. Mauricio Ramos
Executive Director, Interim Chair
Role: Re-elected as Executive Director in May 2023 and elected as Interim Chair on August 31, 2023; first appointed as Executive Director in June 2020
Nationalities: U.S. and Colombian citizen
Age: Born in 1968
Skills: Mr. Ramos brings his experience as CEO of Millicom, a position he has held since April 2015. During his tenure, he has designed, proposed and implemented the present strategy of the Millicom group, transforming the Company into a fixed internet and mobile business with a focus on Latin America. Under Mr. Ramos’ leadership, Millicom solidified its company purpose “to build the digital highways that connect people, improve lives and develop communities” and built a strong corporate culture described as Sangre Tigo.
Experience: Currently, Mr. Ramos serves as: (i) a member of the Board of Directors of Charter Communications (U.S.); and (ii) Commissioner at the Broadband Commission for Sustainable Development. Previously, Mr. Ramos served as President of Liberty Global’s Latin American division, a position he held from 2006 until February 2015. During his career at Liberty Global, Mr. Ramos held several leadership roles, including positions as Chairman and CEO of VTR in Chile, Chief Financial Officer of Liberty’s Latin American division, and President of Liberty Puerto Rico.
Education: Lawyer and Economist, Los Andes University
Independence: Not independent from the Company and its executive management, independent of the Company’s major shareholders
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 459,948 shares
Ms. Pernille Erenbjerg
Deputy Chair, Non-Executive Director
Role: Re-elected as a Non-Executive Director and Deputy Chair of the Board in May 2023; first appointed in January 2019
Nationality: Danish citizen
Age: Born in 1967
Skills: Ms. Erenbjerg brings years of experience operating a converged provider of communication and entertainment services and driving transformational processes in complex organizations, both organically and through M&A.
Millicom Committees: Chair of the Compensation and Talent Committee
Experience: Currently, Ms. Erenbjerg also serves as (i) Deputy Chair of Genmab, a dual listed company focusing on international biotechnology headquartered in Denmark; (ii) a Non-Executive Board member of RTL Group, Europe's largest broadcaster; and . (iii) Chair of the Board of KK Wind Solutions A/S (a Danish privately owned company providing various parts and solutions for the wind industry). Previous roles include: (i) President and Group Chief Executive Officer of TDC, the leading provider of integrated communications and entertainment solutions in Denmark and Norway; and (ii) Chief Financial Officer and Executive Vice President of Corporate Finance at TDC, among others.
Education: MSc in Business Economics and Auditing, Copenhagen Business School
Independence: Independent from the Company, its executive management and its major shareholders
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 41,404 shares
Ms. Maria Teresa Arnal
Non-Executive Director
Role: First elected as a Non-Executive Director in May 2023
Nationality: Mexican, Venezuelan and Spanish citizen
Age: Born in 1971
Skills: Ms. Arnal brings her significant knowledge in the fields of digital payments and digital infrastructure businesses in Latin America, as well her experience in digital and new media technology, telecommunications and entertainment.

Millicom Committees: Member of the Compensation and Talent Committee
Experience: Ms. Arnal currently serves as a director of (i) Walmart of Mexico and Central America, (ii) Sigma Alimentos, S.A. de C.V., wholly owned by Alfa Corporativo, S.A. de C.V, a global food company headquartered and listed in Mexico, and (iii) Orbia, a purpose-driven growth company that tackles global challenges. Her previous experience includes (i) managing director for Google Mexico, (ii) Managing Director Spanish Speaking LATAM at Twitter, (iii) Chief Executive Officer and President at J. Walter Thompson Company in Mexico, (iv) General Manager, Director of Operations, Director of Sales, and Alliances Microsoft in Mexico, (v) consultant for The Boston Consulting Group and Booz, Allen & Hamilton. Furthermore, she founded Clarus, a leading digital marketing firm that was later acquired by WPP, and she has been involved with the tech start-up ecosystem in Latam as an investor and through Endeavor and several VC funds.

Education: Bachelor’s degree in Industrial Engineering from Andres Bello Catholic University (UCAB) and holds a Master of Business Administration (MBA) from Columbia Business School.
Independence: Independent from the Company, its executive management and its major shareholders
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 5,601 shares
Mr. Bruce Churchill
Non-Executive Director
Role: Re-elected as a Non-Executive Director in May 2023; first appointed in May 2021
Nationality: U.S. citizen
Age: Born in 1957
Skills: Mr. Churchill brings over 30 years of operational and strategy experience in the media industry, including senior management roles in Latin America.
Millicom Committees: Member of the Audit and Compliance Committee and member of the Compensation and Talent Committee
Experience: Currently, Mr. Churchill serves on the Board of Wyndham Hotels and Resorts, one of the largest hotel franchises in the world, where he also chairs the Compensation Committee and as a member of the Audit Committee. Previously, he served as (i) Non-Executive Director on the Board of Computer Sciences Corporation, a multinational corporation that provided IT services and professional services, from 2014 to 2017 (when the company merged with HP Enterprise); (ii) President of DIRECTV Latin America, LLC, from 2004 to 2015, and Chief Financial Officer of DIRECTV from January 2004 to March 2005; and (iii) President and Chief Operating Officer of STAR TV.
Education: MBA, Harvard Business School; Bachelor of Arts in American Studies, Stanford University
Independence: Independent from the Company, its executive management and its major shareholders
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 18,167 shares.
Ms. Aude Durand
Non-Executive Director
Role: Elected as a Non-Executive Director of the Board in February 2024
Nationality: French citizen
Age: Born in 1992
Skills: Ms. Durand brings years of experience in the telecommunications industry and know-how about
AI projects and cloud-based infrastructure.
Millicom Committees: None

Experience: Currently, Ms. Durand is the Deputy CEO at iliad Holding, where she is involved in key projects across iliad’s telecom operators in France, Italy and Poland. She also oversees iliad’s AI endeavors, including the creation of Kyutai, a world-class open-science AI lab. In addition to her role at iliad Holding, Ms. Durand holds positions as Chair of Scaleway (leading European cloud provider, owned by iliad) and Board Member of Monaco Telecom.

Education: Master of Science (MSc) in Management Science & Engineering from Stanford University (USA) and an Engineering Degree from Ecole Polytechnique (France)

Independence: Independent from the Company and its executive management, but not from the major shareholder (Atlas Luxco)
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): no shares
Mr. Tomas Eliasson
Non-Executive Director
Role: Elected as a Non-Executive Director in May 2023; first appointed in May 2022
Nationalities: Swedish citizen
Age: Born in 1962
Skills: Mr. Eliasson brings to the Millicom Board significant experience as a Chief Financial Officer (CFO) for multinational and global Swedish companies in roles that span governance and oversight over financial reporting, internal control, and risk management processes and procedures within global finance functions. He also brings extensive knowledge of Millicom, having served as a Non-Executive Director and Chair of the Audit Committee for seven years between 2014 and 2021.
Millicom Committees: Chair of the Audit and Compliance Committee
Experience: Currently, Mr. Eliasson serves as: (i) Non-Executive Director of Riksbankens Jubileumsfond, a Swedish foundation promoting and supporting research in the humanities and social sciences; (ii) Non-Executive Director of Boliden, a metals company with a focus on sustainable development, listed in Nasdaq Stockholm; (iii) Non-Executive Director of Telia Company, a listed telecommunications, media and entertainment company; and (iv) Non-Executive Director of Elekta AB a company providing precision radiation therapy solutions. Previously, Mr. Eliasson served as: (i) Chief Financial Officer (CFO) of Sandvik AB, a global high-tech engineering group providing solutions for the manufacturing, mining and infrastructure industries, until January 2022; (ii) CFO of Electrolux, a leading global appliance company listed in Nasdaq Stockholm; (iii) CFO of ASSA ABLOY Group, a global leader in access solutions, listed in Nasdaq Stockholm; and (iv) CFO of SECO Tools, a global metal cutting and machining solutions provider, among others.
Education: Bachelor of Science in Business Administration and Economics, University of Uppsala
Independence: Independent from the Company, its executive management and its major shareholders
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 12,743 shares
Mr. Michael Golan
Non-Executive Director
Role: First elected as a Non-Executive Director in May 2023
Nationality: Israeli citizen
Age: Born in 1978
Skills: Mr. Golan brings insights from his experience as CEO in the telecommunications and media sectors and creating a mobile operator in Israel.

Millicom Committees: Member of the Audit and Compliance Committee
Experience: Mr. Golan created Golan Telecom in 2010 the 5th Israeli mobile operator at the time. Golan Telecom was sold in 2017. Before that, he joined the Iliad group as Chief Operating Officer and soon became CEO of Iliad, a position he left in 2007.

Education: Mr. Golan is a graduate of ESCP/EAP business school and Paris Dauphine University.
Independence: Independent from the Company and its executive management, but not from the major shareholder (Atlas Luxco)
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): no shares
Mr. Thomas Reynaud
Non-Executive Director
Role: First elected as a Non-Executive Director in May 2023
Nationality: French citizen
Age: Born in 1973

Skills: Mr.Reynaud brings extensive experience in driving growth in the telecommunications and media sector and has advised several companies in these areas on their business development and IPOs.

Millicom Committees: Member of the Compensation and Talent Committee
Experience: Currently, Mr. Reynaud serves as (i) Chief Executive Officer and a member of the Board of Directors of Iliad Group, the parent of Free in France, Iliad in Italy and Play and UPC Polska in Poland; (ii) a Board member of the Mozaïk Foundation, an active supporter of the ScholaVie association which campaigns for positive schooling; and (iii) a partner of several innovative ventures in the agrifood sector. Mr. Reynaud joined Iliad in 2007, tasked with structuring the Group’s growth. He first served as Head of Business Development before becoming Chief Financial Officer in 2008 and then a Senior Vice-President in 2010. He has been the Group’s Chief Executive Officer since May 2018. Thomas began his career in New York in 1997. He then went on to become Managing Director in charge of the Telecoms and Media sector at Société Générale, where he advised European companies on their business development, and notably Iliad at the time of its IPO.
Education: Graduate of HEC business school and New York University
Independence: Independent from the Company and its executive management, but not from the major shareholder (Atlas Luxco)
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 5,601 shares
Ms. Blanca Treviño
Non-Executive Director
Role: First elected as a Non-Executive Director in May 2023
Nationalities: Mexican and U.S. citizen
Age: Born in 1962
Skills: Ms. Treviño brings her wide-ranging international experience in IT services in emerging countries, particularly in Latin America, as well as strong leadership and perspectives in the rapidly evolving world of business technology.

Millicom Committees: Member of the Audit and Compliance Committee
Experience: Ms. Treviño is the President, CEO, and co-founder of Softtek, a global company dedicated to helping organizations evolve through technology. She also serves as (i) Co-Chair of the Partnership for Central America, an initiative supported by the Vice-President of the United States, (ii) Vice-President of the Mexican Business Council, (iii) non-executive director at the Mexican Stock Exchange, (iv) director at Altan Redes, a private company that is the designer, developer, and operator of the shared telecommunication networks initiative in Mexico, and (v) member of the Advisory Council of the MIT School of Engineering, Previously she served as (ii) director at Grupo Lala, (ii) director at the Americas Society, (iii) director at Council of the Americas, (iv) director at the Ibero-American Council on Productivity and Competitiveness, and (v) independent director of Walmart Mexico for 15 years, as well as an independent director of companies such as Goldcorp and the state-owned Federal Electricity Commission.
Education: Bachelor’s degree in Computer Science from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).
Independence: Independent from the Company, its executive management and its major shareholders
Millicom shareholding at January 31, 2024 (including holdings by closely related persons): 5,601 shares

Board Program
Summary of Board Activities in 2023
Immediately after the 2023 AGM, the Board of Directors held a meeting during which it agreed on key governance matters, the calendar and an annual program consisting of specific areas of focus on which the Board has a role to oversee and advise the Company.

Specific projects and topics arise in the normal course of business and are added to the program of the Board; some of these are handled by specific Board committees.

Board program and Area of Focus in 2023

Board annual program	Focused actions
1. Strategic review	Discussed, reviewed and approved the strategy
Oversaw and approved the recapitalization of the Colombia business
Oversaw progress in carving out the MFS and Lati tower infrastructure businesses
Discussed with the Executive Team industry and geographic trends and the operational and financial strategy for each country, with specific focus on Colombia and Guatemala
2. Operating and financial performance review	Discussed priorities and challenges for each of the operations, including development of MFS, cable and mobile data businesses, efficiency measures and capital expenditure allocation
Monitored challenges, threats, opportunities and other consequences of the macroeconomic climate on the business and strategy
Reviewed and approved spectrum acquisition, updated 2023 budget and discussed and approved the 2024 budget
3. Corporate governance, legal and compliance matters	Made revisions and updates to governance documents (Board and committee charters, procedural rules and instructions to the CEO as well as the authority matrix)
Elected the Deputy Chair and Committee Chairs and members, and elected the Interim Chair of the Board
4. ESG; sustainability and other external affairs related matters	Oversaw initiatives in implementation of the ESG strategy and progress toward sustainability targets
Reviewed the external affairs strategic framework and implementation activities
Periodically reviewed the political situation by market, with a specific focus on election periods, international relations and advice on related risk management
Reviewed regulatory and engagement challenges
Reviewed climate-related risks and impact of the business on climate change
5. Organizational structure and corporate culture	Participated in performance reviews of the Executive Team and of the management, and changes in organizational and reporting structures
Oversaw organizational and operational model changes
Oversaw succession planning for the Executive Team
Reviewed cultural initiatives, including DE&I developments
6. External financial reporting and non-financial performance	Held periodic meetings with the external auditors to review the financial position and reviewed and approved related reporting
Reviewed the 2022 Annual Report and 20-F, including the 2022 Consolidated Financial Statements of the Company
Reviewed quarterly earnings releases and 2023 interim consolidated financial statements
Approved corporate finance strategy, including liability management initiatives to extend maturity and lower average cost of debt
7. Risk management	Participated in the annual risk reassessment and reviewed the key risks facing the Group and its approach to managing risks
Set the risk appetite of the Group
8. Capital structure and shareholder remuneration policy	Approved refinancing of Group and local bonds and loans to extend maturity and lower average cost of debt
Recommended the shareholder remuneration policy and approved the share repurchase plan; 282,724 shares were repurchased during 2023
9. Portfolio management, including acquisitions and divestments	Discussed acquisition and disposal developments and opportunities with particular focus on carve-out and monetization of tower infrastructure assets
10. Board performance self-evaluation	Completed an annual self-evaluation of combined Board performance and individual performances and reported to the Nomination Committee
11. HR matters	Evaluated the performance and approved the compensation of the CEO
Oversaw succession planning for the Executive Team
12. Reports from committees	Regularly reviewed reports from Audit and Compliance Committee, and Compensation and Talent Committee on recent activities
Discussed Nomination Committee Director appointment proposals

Induction and Training

Millicom provides incoming Board members with information on their roles and responsibilities, the Board's operating procedures and Millicom’s business and industry. We provide access to governance documents, policies and procedures; meeting materials; and Company information through a secure online tool, in meetings set with the Executive Team, and through ongoing dissemination of information.

Millicom provides training on topics such as anti-bribery and corruption, ethics, independence and insider trading. In addition, the Board regularly receives detailed reports on specific areas that support Directors' understanding of Millicom’s business and operating environment.

In 2023 the Directors participated in a visit to Millicom’s operations in Guatemala to learn about the characteristics of the local market, see aspects of the business in operation, and interact with local management.

Board Effectiveness

The Board conducts an annual performance review process, wherein each Board member’s personal performance is also reviewed. This involves assessing Board and committee actions and activities against the Board’s mandate, as determined in the Board Charter, and the mandates of its various committees.

In 2023, the Board used a questionnaire to assess its performance against the Board's key duties, its composition and processes, and the performance of individual Board members. The results of the evaluation were presented to the Nomination Committee. In addition, the Nomination Committee continued the engagement with an international consultancy firm to assist in an assessment of the composition of the Board, now and for the future.

Board Meetings/Attendance at Regularly Scheduled Meetings of the Board in the 2023 Financial Year

Director	Meeting Attendance	%
Mr. Mauricio Ramos	10 of 10	100
Ms. Pernille Erenbjerg	8 of 10	80
Ms. Maria Teresa Arnal	6 of 6	100
Mr. Bruce Churchill	10 of 10	100
Mr. Tomas Eliasson	9 of 10	90
Mr. Michael Golan	5 of 6	83
Mr. Nicolas Jaeger	6 of 6	100
Mr. Thomas Reynaud	5 of 6	83
Ms. Blanca Treviño de Vega	6 of 6	100
Attendance	65 of 70	93
Former Director (until August 2023)
Mr. José Antonio Ríos García	8 of 8	100
Former Directors (until May 2023)
Mr. Odilon Almeida	4 of 4	100
Mr. Lars-Johan Jarnheimer	4 of 4	100
Ms. Mercedes Johnson	4 of 4	100
Mr. James Thompson	4 of 4	100
Overall attendance	89 of 94	95
Board Committees
The Board is supported by committees (Audit and Compliance Committee and Compensation and Talent Committee) that work on behalf of the Board within their respective areas of responsibility. From time to time, the

Board delegates authority to an “ad hoc” work group so that it may resolve a specific matter on its own without having to go before the full Board for approval.

I. Audit and Compliance Committee
Letter from the Chair of the Audit and Compliance Committee
I am pleased to present the Audit and Compliance Committee’s report for 2023. We convened eight formal meetings during the financial year in order to satisfy our established set of responsibilities.
In a dynamic landscape marked by global economic shifts, persistence of macroeconomic headwinds, and management’s actions to position the company to drive an increase in annual equity free cash flow generation, Millicom demonstrated resilience, achieving key milestones in 2023, paving the way for a strong 2024. These developments— alongside evolving technological advancements and new regulatory requirements, such as Environmental Social and Governance (ESG) disclosures, cybersecurity, among others—presented both opportunities and challenges that shaped the agenda of the Audit and Compliance Committee throughout the year.
Compliance Related topics
In 2023, we continued to develop the ethics and compliance program to better assist employees in doing the right thing the right way, including continuing to improve the program's reach. As such, we continued enhancing our three strategic focus points: embed and entrench, communication, and data analytics. With compliance integrated within the Company's business processes, compliance teams are better able to detect and mitigate any potential risks in real time. Additionally, the compliance function disseminated its messages in conjunction with other departments in a clear and understandable manner, with everyone in the organization apprised of both risks and controls that are in place. Similarly, we used data collected on our platforms to develop action plans and attack root causes.
In focusing on the most pressing risks in 2023, we continued reinforcing the main elements of our compliance program, including our annual training for the entire Company. The training covered, among other topics, our Code of Conduct, our Speak Up campaign, our anti-corruption policy and our anti-money laundering (AML) program.
The training campaign this year was designed and prepared using in-house talent and resources. Employees across the Company participated in creating, producing and delivering a 100% Tigo-customized course.
We continued to build and refine our ethics and compliance program in 2023. This included our AML and Government Interactions policies. These revised policies aim to mitigate the current risk landscape and adopt best practices across the board.
Audit Related topics

Supported by the guiding principles established by management and periodic updates on the strength of the business, the Audit and Compliance Committee engaged in risk oversight of critical areas like ESG, cybersecurity, supply chain challenges and other external threats. Further, our overarching objectives included ensuring the integrity of the Group’s financial reporting and that appropriate accounting judgments were made, assessing the external auditor's effectiveness, and overseeing the status of the internal control environment.
Our Internal Audit Team assisted the committee by harmonizing their plans and assurance activities with the evolving risk profile and prioritizing reviews to provide consulting services where appropriate. These activities generated relevant recommendations aimed at enhancing the control posture of the company.
In addition to tracking important regulatory developments in financial reporting, the committee monitored tax obligations, new debt issuance and refinancing activities, as well as the evolution of Millicom’s risk management programs.
I wish to extend my appreciation to my colleagues for their support of and commitment to the activities of the committee. On behalf of the Board, I would like to reconfirm our commitment to a culture of ethics and strong compliance that leads to success for the business and pride for our Company by making it happen the right way.
I look forward to continue performing our duties until the conclusion of our mandate at the 2024 AGM.

Mr. Tomas Eliasson
Chair of the Audit and Compliance Committee

Audit and Compliance Committee Members and Attendance at Regularly Scheduled Meetings in 2023

Audit and Compliance Committee	Position	First appointment	Meetings/attendance	%
Mr. Tomas Eliasson	Chair*	May 2022	8 of 8	100
Mr. Bruce Churchill	Member	May 2021	8 of 8	100
Mr. Michael Golan	Member	May 2023	3 of 4	75
Ms. Blanca Treviño de Vega	Member	May 2023	4 of 4	100
Attendance			23 of 24	96
Ms. Mercedes Johnson	Former Chair of the Audit Committee and former Member of the Compliance and Business Conduct Committee	May 2019 (until May 2023)	4 of 4	100
Mr. James Thompson	Former Member of the Audit Committee	January 2019 (until May 2023)	3 of 3	100
Mr. Odilon Almeida	Former Chair of the Compliance and Business Conduct Committee	November 2015 (until May 2023)	1 of 1	100
Overall attendance			31 of 32	97
*Designated as having specific accounting competence as per the EU Directive.
In addition, the Interim Chair of the Board, Mr Mauricio Ramos (as from 31 August, 2023) and the former chair of the Board, Mr. José Antonio Ríos García (until 31 August, 2023), attended all of the Audit and Compliance Committee meetings.
Appointment and Role of the Audit and Compliance Committee
Millicom's Directors have established an Audit and Compliance Committee that convenes at least four times a year and comprises a minimum of two directors. The Audit and Compliance Committee is composed solely of Non-Executive Directors, all of whom were independent Directors in 2023. Members are appointed to ensure there is a mixture of relevant experience in both finance and broader commercial matters. The Board is confident that the collective experience of the members enables them to act as an effective Audit and Compliance Committee. The Audit and Compliance Committee is also satisfied that it has the expertise and resources available to fulfill its responsibilities.
This committee has responsibility to assist the Board in its responsibility for the robustness, integrity and effectiveness of financial reporting, risk management, internal controls, cybersecurity program, internal audit and external audit process, as well as compliance with related laws and regulations; and to oversee the Company’s compliance program, standards of business conduct and related investigations, and to monitor the Company’s actions and resources in these areas. Millicom’s Audit and Compliance Committee reports on and makes recommendations to the full Board regarding the Group’s compliance programs and standards of business conduct. The ultimate responsibility for reviewing and approving Millicom’s Annual Report and accounts remains with the Board.
The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, VP Risk Management & Internal Audit, Head of Business Controls, Chief Legal and Compliance Officer, Chief Commercial & Technology Officer, Chief Information Security Officer, Chief External Affairs Officer and representatives from the Company's external auditor EY are invited to attend committee meetings. The Secretary of the committee is the Group's Company Secretary. The Audit and Compliance Committee Chair prepares the meeting agenda in conjunction with the Chief Financial Officer and Chief Legal and Compliance Officer. Regular private sessions are held, attended only by Audit and Compliance Committee members and the external auditor, to provide an opportunity for open dialogue without management present. The CEO and Executive Team are committed to our Sangre Tigo culture and are actively involved in fostering a culture of ethics and compliance from the top across all our lines of business.
At each regularly scheduled meeting, the Audit and Compliance Committee receives reports from the Chief Financial Officer, the external auditor, and the heads of Risk Management & Internal Audit and Business Controls. Additional reports are submitted by other officers of the Company as required. The Audit and Compliance Committee received the required information from the external auditor in accordance with Luxembourg regulations.

Summary of Areas of Focus and Actions in 2023
Financial reporting (refer to the following pages for details)	Reviewed key accounting and reporting matters at each meeting.
Reviewed and approved each quarter’s earnings release and the 2023 annual earnings release; the Annual Report and 20-F together with the consolidated financial statements; the 2023 half-year earnings release; and each quarter's interim financial statements.

Reviewed the latest accounting developments and their effect on the financial statements..
Reviewed the alternative performance measures policy.
External auditor (refer to the following pages for details)
Received reports from the external auditor at each meeting in compliance with EU regulations covering important financial reporting, accounting and audit matters; including updates on SEC and CSSF guidelines.

Approved the 2023 external audit strategy and fees and the proposed approach to address the challenges posed by external factors (such as economic pressures, cybersecurity threats, among others) and internal factors (such as the Everest project).

Considered the results of control testing performed by the external auditor in accordance with Section 404 of the Sarbanes-Oxley Act of 2002
Reviewed the performance of the external auditor and its independence, including the revision and approval of all audit, audit-related and non-audit services rendered by the external auditors.
Risk Management & Internal Audit activities (Refer to the following pages for details)	Provided guidance and oversight over risk management processes
Reviewed alignment of top risks with strategy and recommended risk appetite
Reviewed regular risk reports and risk management remediation plans
Approved the annual Internal Audit plan and subsequent updates to the plan
Reviewed internal audit findings arising from the delivery of the 2023 audit plan
Business controls and SOX (Refer to the following pages for details)	Reviewed the results of Millicom’s Sarbanes-Oxley program.
Received and reviewed findings and recommendations regarding the design and operating effectiveness of internal controls over financial reporting based on the cycle of management testing of internal controls

Governance	Reviewed and approved the Internal Audit Charter and Enterprise Risk Management Charter.
ESG reporting
Reviewed the 2022 EU Taxonomy report, the progress on the effective CSRD legislation (that would become applicable for Millicom for financial year 2024) and upcoming SEC climate-disclosure proposed rules.

Financing, treasury and tax	Reviewed the Group’s tax strategy and structure and approved the tax policy
Approved the updated Group treasury and related policies, including policies on hedging and financial risk management
Fraud management	Reviewed fraud-related cases, investigations and remedial actions
Revenue assurance	Received updates on revenue assurance activities
Reviewed trends and actions taken to minimize loss and revenue leakage
Related party transactions	Reviewed related party transactions

Compliance program elements reviewed	Monitored anti-corruption program and automated procedures, including those covering new and emerging areas of risk and strengthening of the overall program.
Published revised compliance policies and procedures and communicated them to the whole organization.
Reviewed training completion rates on Company compliance policies as part of select managers' KPIs.
Incorporated compliance factors into executives’ incentive programs for the sixth consecutive year; bonus awards are tied to achievement of compliance KPIs. Code of Conduct training is a requisite to access bonus in the whole organization.

Reporting and investigations	Supported Speak Up program by receiving updates on the use of Speak Up resources to report issues of perceived non-compliance with our policies and values
Global anti-money laundering (AML) program	Reviewed the implementation of the in-house transaction monitoring tool in Paraguay, Guatemala and Panama.
Approved the group-level AML training proposed by the Corporate Compliance Department
Supported on-site AML reviews to all MFS and Telco operations, except Bolivia and Colombia.
Information security and cybersecurity	Reviewed the Information Security Framework, organization and governance
Reviewed the Information Security Program, including risk management, vulnerability management, and awareness and training, among others
Reviewed reports on cybersecurity incidents, including impact, responses and remediation
Reviewed maturity improvement plans related to the NIST Cyber Security Framework (CSF) implementation

The Audit and Compliance Committee held eight meetings during 2023, including five meetings coinciding with key dates in Millicom’s external reporting calendar.

Financial reporting
The Audit and Compliance Committee reviewed earnings releases and financial statements for each quarter. Comprehensive reports from management and the external auditors highlighted the significant judgmental accounting issues for the attention of the committee. Reporting and disclosure topics under both EU and U.S. listing requirements were addressed. To assist with all matters related to earnings releases, financial statements and other market disclosures, Millicom has a Management Disclosure Committee composed of senior management from Finance, Legal, Compliance, Communications, Investor Relations and other functions as and when required. The Disclosure Committee identifies and considers disclosure matters in market releases, including releases that may contain material financial information.

External Auditor
Effectiveness
The quality and effectiveness of the external audit matter greatly to the Audit and Compliance Committee. A detailed audit plan outlining the key risks and proposed geographical coverage is prepared and discussed with the Audit and Compliance Committee at the start of each annual audit cycle. The committee assessed audit quality by referring to the standard of the reports received, the caliber of senior members of the audit team and the depth of inquiry and discussions with executive management, in addition to management feedback provided to the Audit and Compliance Committee. This feedback allows the committee to monitor and assess the performance of the external auditor as part of a recommendation to the Board regarding the auditor's appointment.

Independence
The Audit and Compliance Committee has policies to maintain the independence of the external auditor and to govern the provision of audit and non-audit services. The policies and approval process of non-audit services and audit-related services comply with SEC independence rules and with the latest EU and local regulations. Under these rules, the Audit and Compliance Committee pre-approves a list of services that can be rendered by the audit firm. If services to be rendered are pre-approved in nature, management can approve them when requested (following an established authority matrix) and present them to the Audit and Compliance Committee on a quarterly basis for formal approval. If services to be rendered are not pre-approved, they should be pre-approved by the Chair of the Audit and Compliance Committee when requested and then submitted to the next full Audit and Compliance Committee for formal approval. A schedule of all non-audit services with the external auditor is reviewed at each meeting.
For the year ended December 31, 2023, the Audit and Compliance Committee approved fees for audit and audit-related services of $6.4 million, together with fees for non-audit work of $0.5 million.

In compliance with independence rules, the previous audit partner rotated off the audit in 2019 and the current audit partner will rotate off after the audit of the consolidated financial statements as of December 31, 2023.

Risk Management and Internal Audit

Risk Management

The Audit and Compliance Committee received regular reports on the Group’s risk management framework and process from the Management Risk Committee, as well as reports on the evolution of significant risks at both operational and Group levels and related mitigation and risk management actions. Further information is set out in the Risk Management section of this Annual Report, starting on page 41.
In addition, the Audit and Compliance Committee reviewed financial risk, tax risks, policy and strategy, treasury policy and risks, and Group insurance coverage.
Internal Audit

The Internal Audit team provides independent and objective assurance, and consulting services over the design and effectiveness of Millicom’s internal control environment, governance, and risk management processes. The Internal Audit team employs a robust methodology that supports the systematic execution of internal audit activities reflected through a risk-based annual Internal Audit Plan.

The annual Internal Audit Plan is developed in alignment with the strategic risks of Millicom as well as consideration of the company’s strategic priorities, input from senior management, external audit findings, industry-relevant developments, and Internal Audit’s knowledge of the business. Before the start of the fiscal year, the Audit and Compliance Committee approves the annual Internal Audit plan, which includes assurance and advisory projects and other risk assessment initiatives, and assesses the adequacy of the budget and resources.

Execution of the 2023 Internal Audit Plan provided the Executive Management Team and the Audit and Compliance Committee with an independent view of the effectiveness of Millicom’s internal control environment and governance processes in operational, financial, compliance, and technology areas. At each meeting, the Audit and Compliance Committee received a report on internal audit activities, progress against the plan, updates to the plan, and results of the audits completed in the period, including associated recommendations and management action plans where findings were identified.

Internal Controls and SOX

The Audit and Compliance Committee received the results of management's testing of key controls and testing by the external auditors. Management concluded that the Group had maintained effective internal controls over financial reporting.
A debrief of the Sarbanes-Oxley status program was held. The Committee also reviewed and approved the planned scope of the 2023 program and approach to testing of key controls.
The Committee reviewed regular reports on the results of management testing of key controls and the progress made to address any control gaps.
II. Compensation and Talent Committee
Letter from the Chair of the Compensation and Talent Committee
I am pleased to present the 2023 Remuneration Report. The key remuneration highlights for the year are summarized below. Further details are provided in the "Compensation and Talent Committee's Report".

The Committee meets regularly to review executive compensation and other Human Resources related matters to ensure competitiveness across our markets. We believe in paying for performance, which encompasses both short-term and long-term incentives. Talent constitutes a fundamental cornerstone for our company. Therefore, we deem it imperative to integrate talent management considerations within the scope of the Compensation Committee. With this enhancement, we formally renamed the committee to Compensation and Talent Committee.

Consequently, as of September 2023, the committee, previously comprised of three Board of Directors members, expanded to encompass five members, dedicated to addressing both Talent and Compensation matters: Ms. Pernille Erenbjerg (Chair), Ms. Maria Teresa Arnal, Mr. Bruce Churchill, Mr. Thomas Reynaud and the late Mr. Nicolas Jaeger.

On August 31, 2023, Mauricio Ramos, our CEO, was appointed interim Chair of the Board. To drive profitable growth within the company, with a focused approach on leading all operational and financial responsibilities, the role of President/COO has been created. Maxime Lombardini was appointed to take on this role, and with his background, experience, and proven track record, he has been instrumental in achieving the stated objectives.

In the face of high inflation rates, escalating debt service costs, and elevated competition in our markets, it had become imperative to further enhance our efficiency program, Project Everest. The efficiencies afforded by Everest enhance our ability to continue investing in the business and to secure access to capital, enabling us to sustain our deeply held purpose: to build digital highways that connect our people and foster the development of our communities. It is within this context that, in the year 2023, two waves of a corporate-level restructuring plan were implemented, from March to December.

Our 2023 remuneration policy focused on a total compensation approach which consists of:

a) a base salary, various benefits and pension arrangements;
b) a high variable component through an annual short-term incentive (STI) bonus;
c) for senior management only, a portion (30-40%) of this bonus is paid in cash, while the remaining portion is made as an equity grant from the deferred share plan (DSP), with vesting over 3 years 30%/30%/40%); and,
d) for top executives only, a long-term incentive plan (LTI) that consists of an equity grant from the performance share plan (PSP).

The committee believes this blended approach balances both short-term and long-term focus. Specifically for the Chief Executive Officer (CEO) and Executive Vice Presidents (EVPs), the majority of their total compensation is variable, with a high proportion paid in shares. This aligns management and shareholder interests by measuring performance, payment in shares and extended time horizons for vesting.

A substantial part of the annual bonus (STI) for the top roles of the organization, including the CEO and EVPs is paid in shares that vest prorated over three years (DSP). In addition the long-term incentive awards under the Performance Share Plan (PSP) cliff vest after three years and are fully paid in shares.
For our STI, 60% of the 2023 bonus was based on performance against three financial targets: Service revenue, EBITDA and Operating free cash flow after leases (OFCFaL). Of the remaining 40%, 10% was allocated to customer satisfaction—measured using Relational Net Promoter Score (rNPS)—and 30% was based on individual strategic objectives.
For the Long-Term Incentive component, in 2023, we introduced an ESG metric in addition to Service Revenue, Operating free cash flow after Leases (OFCFaL) and relative Total Shareholder Return.

We also encourage our top leaders to take a longer-term view on positive business performance in alignment with Company and shareholder interests. Therefore, we have minimum share ownership requirements for the CEO, EVPs, VP's and GM's that constitute our top executive team. The CEO is required to build and maintain a shareholding with a value of at least 400% of base salary, a level he maintained and exceeded in 2023.
During the 2023 AGM, we received ample support for our remuneration approach: 92.28% Approval for Remuneration Policy, 91.01% Approval for share-based incentive plans and 99.47% Approval for Remuneration Report.

On December 1, 2023, the Board adopted a full comprehensive "claw-back" policy in response to specific rules issued by the SEC under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank). This policy ensures that if our financial statements are restated due to errors, misstatements, or misconduct, we have mechanisms in place to recoup excess compensation paid to current and former executive officers. By aligning with regulatory requirements and industry best practices, we reinforce responsible governance and shareholder value.

There were no deviations to the remuneration policy and the Board is confident that the policy has operated as intended over the year. A summary of the elements of executive pay for 2023 is set out on the following pages.
The Compensation and Talent Committee is committed to ongoing consultation with shareholders and their advisory groups.
On behalf of the Board, I hope you find the 2023 Remuneration Report informative.

Ms. Pernille Erenbjerg
Chair of the Compensation and Talent Committee

Compensation and Talent Committee’s Report
This Annual Report describes the remuneration philosophy—and related policy and guidelines—as well as the governance structures and processes in place. It also sets out the remuneration of Directors, as well as compensation of global senior management for the current and prior financial reporting years.

1.1 Role of the Compensation and Talent Committee
The Compensation and Talent Committee monitors and evaluates (i) programs for variable remuneration to senior management, including both ongoing programs and those that have ended during the year; (ii) the application of the guidelines for remuneration to the Board and senior management established at the shareholders' meeting; and (iii) the current remuneration structures and levels in the Company. The Compensation and Talent Committee makes recommendations to the Board regarding the compensation of the CEO and his direct reports; approves all equity plans and grants; and manages Executive Team succession planning. Final approval of the CEO remuneration requires Board approval.

The evaluation of the CEO is conducted by the Compensation and Talent Committee and together with meeting the financial targets discussed below, in his STI payout, the CEO received $1,249,386 in cash and $3,310,873 granted in deferred shares that vest over three years for the Group's 2023 performance. The Chair of the Compensation and Talent Committee conveyed the results of the review and evaluation to the CEO.

1.2 Compensation and Talent Committee Charter
The Group’s Compensation and Talent Committee Charter can be found on our website under the Board Committees section and covers overall purpose/objectives, committee membership, committee authority and responsibility, and the committee’s performance evaluation.

1.3 Compensation and Talent Committee Membership and Attendance 2023

Director	Position	First Appointment	Meeting Attendance	%
Ms. Pernille Erenbjerg	Chair	January 2019	3 of 3	100
Ms. Maria Teresa Arnal	Member	May 2023	2 of 2	100
Mr. Bruce Churchill	Member	May 2023	2 of 2	100
Mr. Nicolas Jaeger	Member	May 2023	2 of 2	100
Mr. Thomas Reynaud	Member	May 2023	2 of 2	100
Attendance			11 of 11	100
Former members
Mr. Lars-Johan Jarnheimer			1 of 1	100
Mr. James Thompson			1 of 1	100
Overall Attendance			13 of 13	100

1.4 Areas Covered in 2023

Topic	Commentary
Bonus (STI) and performance reports	Reviewed and approved the Global Senior Management Team's 2022 performance reports and individual Executive Team payouts for STI/LTI (cash/equity)
Reviewed and approved 2023 short-term variable compensation targets.
Compensation review	Approved all payments for CEO and Executive Team members.
Reviewed executive remuneration and governance trends and developments.
Reviewed and approved the peer group for the CEO and the Executive Team benchmarking.
Approved changes to CEO and Executive Team compensation elements based on market competitiveness.
Share-based incentive plans	Approved the 2020 LTI (PSP) vesting.
Reviewed and approved all equity grants.
Reviewed and approved the 2023 share units plan (DSP and PSP) rules.
Reviewed and approved the 2023 long-term variable compensation targets.
Reviewed the replenishment of the treasury share balance reserved for share-based incentive plans.
Reviewed share ownership guidelines and the compliance of each covered employee.
Reviewed performance and projections of outstanding LTI plans (2021, 2022 and 2023).
Reviewed equity plans participant turnover.
Global reward strategy and executive remuneration review	Reviewed remuneration/C&B philosophy and strategy.
Variable pay design	Discussed and approved STI and LTI design for 2023.
Reviewed and approved the achievement of the MSU 2023 Tranche
Reviewed and approved STI and LTI performance measures for 2023.
Other	Reviewed and approved exceptional items, new hire equity grants, etc.
Reviewed Executive Team’s severance payouts in a change of control.
Reviewed and approved the Remuneration Clawback policy.
Reviewed and discussed results of 2023 "Say on Pay."
Compensation and Talent Committee governance	Reviewed and approved the Compensation and Talent Committee annual meeting cycle and calendar.
Reviewed the Compensation and Talent Committee Charter.
Reviewed and approved the use of an external compensation consultant.

2. Our Compensation Philosophy and Core Principles
The philosophy, guidelines, objectives, and policy applicable to remuneration of the Global Senior Management Team were approved by the shareholders (item 23) of the AGM held on May 31, 2023.
2.1 Core Principles
The Compensation and Talent Committee worked using the following objectives for the Global Senior Management Team's compensation.

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

Transparency
Millicom is committed to expanding external transparency, including disclosure around pay for performance, links to value creation etc. We leverage the use of data from our HR information systems to facilitate measurement and internal communications related to incentive composition including performance metrics, pay equity, goal setting, and pay-for-performance relationships.

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
Maintain robust share ownership guidelines for our top 30 executives.
Provide “double-trigger” change in control provisions in equity awards.
Maintain clawback policies that apply to our performance-based incentive plans.
Retain an independent compensation consultant

2.2 Elements of Executive Pay
Compensation for the Global Senior Management Team in 2023 comprised a base salary, a short-term incentive (”STI”) plan and a long-term incentive (“LTI”) plan, together with pension contributions and other benefits (e.g. healthcare).
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

Operational execution	Paid monthly in cash in U.S. dollars or the home currency of the executive	The Compensation and Talent Committee aims to set salaries for the Executive Team at the median of the peer group.
Reviewed by the Compensation and Talent Committee every March

STI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy	The STI links reward to key business targets (70%) and individual contribution (30%).
With less than 95% achievement of business targets the award falls to 0%. The threshold achievement is 95% of the target, resulting in a payout of 80%. The opportunity is 200% for the achievement of 104% for service revenue, 106% for EBITDA, 107% for OFCFaL and 110% for rNPS.

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
		Maximum achievement: CEO – 730% (144% paid in DSP) CFO – 420% (128% paid in DSP)
	The financial and operational targets are;
	Service revenue	20%
	EBITDA	20%
	Operating free cash flow after leases (OFCFaL)	20%
	Relational Net Promoter Score (rNPS)	10%
	Personal performance	30%
Benchmarking	Our STI is a key component of the Millicom Group culture. We benchmark to peer companies within the U.S. and Latin America	Each year the Compensation and Talent Committee determines the annual STI opportunity for the Executive Team.

LTI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy	The LTI links an important part of overall Global Senior Management Team compensation with the interests of our shareholders
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
The target achievement for: CEO - 315% CFO - 115%
LTI payouts are typically in shares and based on company three-year cash flow and revenue targets approved by the Compensation and Talent Committee and the Board, in addition to shareholder return.
	Performance share units plan (PSP)	The maximum achievement for: CEO – 630% CFO – 230%
The weights for the PSP component are:
• Service revenue: 30%
• OCFaL (operating cash flow after leases): 50%*
• Relative TSR: 10%
• ESG: 10%. The    five    key    ESG    metrics    that will    be used    to measure progress are:
1. Female % of Total Employees ; 2. Female % of Leadership; 3. Progress toward established SBTi targets; 4. Women and girls trained as part of our Conectadas Program; 5. Teachers trained as part of our Maestr@sConectad@s program.

The PSP component pays out/is settled in shares at the end of three years.

*Since the 2021 LTI, we use OCFaL (operating cash flow after leases) in lieu of OFCFaL (operating free cash flow after leases)
Benchmarking	Our LTI is a key component of the Millicom Group culture.	Each year the Compensation and Talent Committee determines the annual LTI opportunity for the Executive Team.
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
2.4 Other Executive Compensation Policies
On December 1, 2023, Millicom adopted a compensation recoupment policy, which is included as Exhibit 97.1 to this Annual Report. The policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

In addition, the Company’s insider trading policy prohibits any hedging or speculative transactions in the Company’s shares, including the use of options and other derivatives. It also prohibits directors and employees from selling the Company’s stock short.
3.1 Key Elements of 2023 CEO and CFO Pay
In 2023, the key elements of the CEO and CFO compensation, in line with the remuneration policy, were as follows:

	Salary (USD) *	Short-Term Incentive		Long-Term Incentive	Pension	Benefits
Mauricio Ramos (CEO)	$1,224,863	STI Target	100% in Cash Bonus	PSP award of 315% of salary with 3-year cliff vesting (based entirely on performance shares)	15% of salary	Private healthcare
			265% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal
Sheldon Bruha (CFO)	$650,000	STI Target	75% in Cash Bonus	PSP award of 115% of salary with 3-year cliff vesting (based entirely on performance shares)	15% of salary	Private healthcare
			135% in Share Units over 3 years vesting 30%/30%/40%			Life insurance
		Performance Measures:	60% Financial			Car Allowance
10% Customer
30% Personal

3.2 Summary of Total CEO/CFO Compensation
The compensation for the CEO and CFO is summarized in the table below:

	Mauricio Ramos (CEO)		Sheldon Bruha (CFO) (i)		Tim Pennington (Former CFO) (ii)
In USD	2023	2022	2023	2022	2022
Base Salary	1,224,863	1,215,944	643,750	598,121	581,272
Fringe Benefits (iii)	87,667	81,745	139,865	67,264	39,769
Pension Expense	293,473	286,846	173,373	144,460	87,191
Total Fixed	1,606,003	1,584,535	956,989	809,845	708,232
Annual Bonus (iv)	1,249,386	1,650,460	492,544	541,075	—
Deferred Share Units (iv)	3,310,873	4,373,719	886,580	973,935	—
LTIP (v)	3,858,313	3,745,939	718,748	718,750	—
Total Annual Variable	8,418,572	9,770,118	2,097,872	2,233,760	—
Annual Compensation	10,024,575	11,354,653	3,054,861	3,043,605	708,232
MSU Plan (vi)	481,860	—	—	—	—
Total Compensation	10,506,435	11,354,653	3,054,861	3,043,605	708,232
Termination Benefits (ii)	—	—	—	—	876,939
% Annual Fixed	16.02%	13.95%	31.33%	26.61%	100.00%
% Annual Variable	83.98%	86.05%	68.67%	73.39%	—%
(i) Mr. Bruha (CFO) started January 12, 2022, and took over the CFO role effective April 1, 2022.
(ii) Mr. Pennington compensation has been paid in GBP and for the purposes of this Annual Report converted to USD using December 31, 2022 Closing exchange rate. Mr. Pennington started his 1-year notice period on April 1, 2022 and paid via payroll until November 30, 2022 and the remaining 4-month period paid as a one-time payment on December 22, 2022.
(iii) Fringe Benefits include car allowance, life and disability insurance, medical and dental Insurance and relocation expenses.
(iv) The STI includes cash bonus and the corresponding grant of deferred share units.
(v) LTIP is performance share units granted in 2023 and 2022. Calculated based on the average Millicom closing share price on the US Nasdaq for the three-month period ending December 31, 2023 and December 31, 2022.
(vi) MSU plan: Our stock-based MSU performance plan is settled in cash. For the MSU description, see note B.4.1. to our audited consolidated financial statements included elsewhere in this Annual Report.

CEO Compensation - Reported and Realized Pay Supplemental Tables:
The compensation for the CEO and CFO is heavily weighted to variable compensation in the form of share units vesting over a three-year period. As a result, total reported compensation may differ significantly relative to the actual realized compensation in any given year.
Reported Supplemental Table

	Mauricio Ramos (CEO)
In USD	2023	2022
Base pay (i)	1,224,863	1,224,863
STI - Bonus (ii)	1,249,386	1,650,460
Share Awards (iii)	7,169,186	8,119,658
MSU Target Awards	—	4,000,000
Other Compensation (iv)	87,667	81,745
Total Reported Pay	9,731,102	15,076,726
(i) Annual base salary paid from January to December of each year.
(ii) STI - Bonus for each performance period paid in Q1 of the following year.
(iii) Share awards include: DSP awarded for each performance period granted in Q1 of following year and PSP granted in Q1 of reported year.
(iv) Other Compensation refers to car allowance, life and disability premiums, health insurance premiums and pension paid in the reported year.

Realized pay Supplemental Table

	Mauricio Ramos (CEO)
In USD	2023	2022
Base Salary	1,224,863	1,215,944
Car Allowance	15,000	15,000
Pension Expense	293,473	286,846
Total Fixed	1,533,335	1,517,789
Annual Bonus Paid (i)	1,650,460	2,164,320
Deferred Share Units Vested (ii)	694,296	865,762
LTIP Vested (iii)	—	—
MSU Paid	481,860	—
Total Variable Paid	2,826,616	3,030,082
Total Realized Paid	4,359,951	4,547,871
% Fixed	35.17%	33.37%
% Variable	64.83%	66.63%
(i) Annual bonus paid is the cash portion for the STI for the performance periods 2023 and 2022 (paid in Q1 of the following year).
(ii) Deferred Share Units Vested are the pro-rata vesting shares from STI (2023 displays the amount vested in Q1 2023: 30% from 2022 grant, 30% from 2021 grant and 40% from 2020 grant).
(iii) LTIP Vested are the shares vested from the cliff vesting of the LTI granted three years prior (2023 displays the amount vested in Q1 2023 from 2020 grant, where the payout was zero).

On average (considering 2023 and 2022) CEO realized pay has been 37% of reported pay and approximately 64% of his compensation is delivered in the form of shares.

3.3 Performance on STI 2023
As in previous years, the annual bonus is determined by a mixture of business performance and individual performance factors. The business performance factors included measures of service revenue, earnings before interest, tax, depreciation and amortization (EBITDA), operating free cash flow after leases (OFCFaL) and a customer satisfaction metric based on Relational Net Promoter Score achievement. The use and relative weighting of financial performance target measures under the variable compensation rules are equal for all employees regardless of seniority or area of operation. This includes the CEO and the senior leadership team.

Base Salary	x	Target Percentage	x	Business Performance Factors	+	Individual Performance Amounts	=	Annual Incentive Amount
For the CEO and senior leadership team, a portion of the STI is paid in the form of deferred share units with a three-year pro-rated vesting, strengthening our pay for performance and retention incentives. For 2023, the achievement of performance targets is set out in the table below:

Weight	20%	20%	20%	10%	30%	100%
Metric	Service Revenue (i)	EBITDA (ii)	OFCFAL (iii)	+NPS (iv)	Personal Performance (v)
Max	$6.00billion	$2.70billion	$0.74billion	110%	60%
Target	$5.80billion	$2.50billion	$0.69billion	100%	30%
Min	$5.50billion	$2.40billion	$0.65billion	95%	—%
Achievement	99.50%	95.80%	97.20%	108.00%	100.00%	102.00%

(i) Service Revenue: Is revenue related to the provision of ongoing services, excluding telephone and equipment sales.
(ii) EBITDA: Is operating profit excluding impairment losses, depreciation & amortization, and gain/losses on fixed assets disposals.
(iii) Operational Free Cash Flow after Leases = EBITDA – Lease payments Cash Out - CapEx +/- Operating Working Capital – Tax paid (excl deferred tax).
(iv) Measures the willingness of customers to recommend a company’s products or services to others.
(v) Based on a performance rating scale

For the CEO and other eligible DSP participants, the issuance of share units under the DSP is presented at Millicom’s AGM of shareholders.

Under the 2023 STI, the 2024 DSP share units are granted in Q1 2024 and will vest (generally subject to the participant still being employed by the Millicom group) at 30% in Q1 2025, 30% in Q1 2026 and 40% in Q1 2027. The vesting schedule is unchanged from the 2023 DSP.

3.4 LTI (PSP)
The LTI payout is calculated as follows:

Base Salary	x	Target Percentage	x	Business Performance Factors	=	LTI Payout

3.4.1 LTI (PSP) 2021 Performance
The LTI 2021 plan vested in January 2024 with an award of 92.6%. The outcome of LTI 2021 has been audited by Ernst & Young in respect of the financial performance measures and by Towers Watson for the TSR. The COVID related, one time RSU component also vested on January 1, 2024.

For LTI 2021, the achievement of performance targets is set out in the table below:

Weight	30%	15%	20%	35%	100%
Metric	OCFaL (iii)	Service Revenue (i)	Relative Total Shareholder Return (iv)	RSU
Max	$4.08billion	$21.24billion	Above median	No maximum
Target	$3.40billion	$17.70billion	Median	0.35
Min	$2.72billion	$14.16billion	Median	No minimum
Achievement	104.90%	105.90%	Below median	100%	92.60%
(i) (iii) Refer to the definitions above.
(iv) Relative TSR considered a compound annual growth rate and the following peers: America Movil, Telefonica, TIM Brazil, TEF Brazil, Entel Chile, Lilac.
The PSP 2021 meet the criteria for vesting for the CEO and CFO awards:

Name	Type of award	Basis of award	Face value of award	Number of share units granted	End of performance period	Achievement	Number of shares vested
Mauricio Ramos (CEO)	LTI2021	315% of salary	7,171,190	203,727	Jan-24	92.60%	188,651
Tim Pennington (Former CFO) (i)	LTI2021	175% of salary	1,237,773	35,164	Jan-24	73.88%	25,979
(i) For Mr. Tim Pennington (Former CFO) Number of shares vested was prorated based on financial performance and employment end date. Mr. Bruha (CFO) started January 12, 2022, and took over the CFO role effective April 1, 2022.

Deviations from the guidelines: in special circumstances, the Board may deviate from the above guidelines, such as providing additional variable remuneration in the case of exceptional performance. In these instances, the Board will explain the reason for the deviation at the following AGM. For the LTI in this review—PSP 2021, PSP 2022 and PSP 2023—no discretion has been exercised and none of the performance or other conditions have been changed.
3.4.2 Award LTI 2023
A new plan was issued in 2023 to 39 participants, including the CEO and CFO, in accordance with the remuneration policy guidelines designed to drive shareholder value through a focus on service revenue growth, cash flow generation and relative total shareholder return against a relevant peer group. The PSP 2023 plan was approved by shareholders at the 2023 AGM:

Metric	Weighting	Performance target	Performance measure
Service revenue	30%	Target growth	A specific 3-year Cumulative Growth target
OCFaL	50%	Target growth	A specific 3-year Cumulative Growth target
TSR	10%	The Company TSR relative to a peer group between 2022 and 2024	At median - target payout; below median - nil; 20% above median - max
ESG	10%	The five key ESG metrics that will be used to measure progress are:
		1. Female % of Total Employees ; 2. Female % of Leadership; 3. Progress toward established SBTi targets; 4. Women and girls trained as part of our Conectadas Program; 5. Teachers trained as part of our Maestr@sConectad@s program.	The payout curve is between 80% and 120% of the target, the corresponding portion of the grant will be adjusted in linear pro rata of the achievement, starting at a payout of 0% at an achievement of 80% up to a maximum value of 200% if the target achievement is 120% or higher.
The peer group for the PSP 2023 is: America Movil, TIM Brazil, TEF Brazil, Entel Chile, Lilac, Telecom Argentina, Grupo Televisa, Megacable.
For the CEO and CFO the award of LTI 2023 is summarized below;

Name	Type of award	Basis of award	Face value of award	Number of share units granted*	End of performance period
Mauricio Ramos (CEO)	PSU - 3 years	315% of salary	$3,857,286	308,172	January 2026
	Cliff Vesting
Sheldon Bruha (CFO)	PSU - 3 years	115% of salary	$718,557	57,408	January 2026
	Cliff Vesting

4. Remuneration Approach for 2024
For 2024, the Board has proposed continuing with a consistent framework of STI and LTI with a few changes explained below.

For the STI there was a redistribution of metrics, and an introduction of the "Equity Free Cash Flow" metric. The STI metrics are aligned to our financial objectives. The metrics for the STI are:

1. Service Revenue: 25%
2. EBITDA: 25%
3. EFCF: 25%
4. Personal Performance: 25%

For the LTI, the Board is considering a structure focused on shareholder value creation and share price growth.

For the CEO, the 'at target' and 'maximum' remuneration for 2024 is set out below*:

At Target	$ '000	At Maximum	$ '000
Cash (including base pay, car allowance, pension and STI bonus)	2,758	Cash (including base pay, car allowance, pension and STI bonus)	4,289
Benefits	73	Benefits	73
Shares	7,104	Shares	11,547
Total	9,935	Total	15,909
Fixed	1,606	Fixed	1,606
Variable	8,329	Variable	14,303
Total	9,935	Total	15,909

At target, CEO compensation is paid 72% in share units and 84% in variable compensation. At maximum, CEO compensation is paid 73%in share units and 90% in variable compensation.

5. Supplemental topics

5.1 Summary of Outstanding Awards

							Opening Balance	During the Year			Closing Balance
Name	Plan Type	Award Details - Plan Name	Performance Period	Award Grant Date	Vesting Date	Award Share Price in USD	Outstanding Balance as of Dec. 2022	Share Units Granted in 2023	Shares Vested in 2023	Forfeited in 2023	Outstanding Balance as of Dec. 2023
Mauricio Ramos (CEO)	Deferred Share Plan	2020 DSP	2019	1/1/2020	1/1/2023	$45.86	15,858	—	15,858	—	—
		2021 DSP	2020	1/1/2021	1/1/2024	$35.20	32,957	—	14,135	—	18,822
		2022 DSP	2021	1/1/2022	1/1/2025	$33.11	83,262	—	24,979	—	58,283
		2023 DSP	2022	1/1/2023	1/1/2026	$12.52	—	349,339	—	—	349,339
	Performance Share Plan	2020 PSP	2020-2023	3/1/2020	1/1/2023	$45.86	39,094	—	—	39,094	—
		2021 PSP	2021-2024	3/1/2021	1/1/2024	$35.20	203,727	—	—	—	203,727
		2022 PSP	2022-2025	1/1/2022	1/1/2025	$33.11	144,108	—	—	—	144,108
		2023 PSP	2023-2026	1/1/2023	1/1/2026	$12.52	—	308,172	—	—	308,172
TOTAL Mauricio Ramos (CEO)							519,006	657,511	54,972	39,094	1,082,451
Tim Pennington (Former CFO)	Deferred Share Plan	2020 DSP	2019	1/1/2020	1/1/2023	$45.86	6,958	—	—	—	—
		2021 DSP	2020	1/1/2021	1/1/2024	$35.20	12,890	—	—	—	—
		2022 DSP	2021	1/1/2022	1/1/2025	$33.11	37,280	—	—	—	—
		2023 DSP	2022	1/1/2023	1/1/2026	$12.52	—	—	—	—	—
	Performance Share Plan	2020 PSP	2020-2023	3/1/2020	1/1/2023	$45.86	8,338	—	—	—	—
		2021 PSP	2021-2024	3/1/2021	1/1/2024	$35.20	44,790	—	—	—	—
		2022 PSP	2022-2025	1/1/2022	1/1/2025	$33.11	—	—	—	—	—
		2023 PSP	2023-2026	1/1/2023	1/1/2026	$12.52	—	—	—	—	—
TOTAL Tim Pennington (Former CFO)							110,256	—	—	—	—
Sheldon Bruha (CFO)	Deferred Share Plan	2020 DSP	2019	1/1/2020	1/1/2023	45.86	—	—	—	—	—
		2021 DSP	2020	1/1/2021	1/1/2024	35.2	—	—	—	—	—
		2022 DSP	2021	1/1/2022	1/1/2025	33.11	—	—	—	—	—
		2023 DSP	2022	1/1/2023	1/1/2026	12.52	—	77,790	—	—	77,790
	Performance Share Plan	2020 PSP	2020-2023	3/1/2020	1/1/2023	45.86	—	—	—	—	—
		2021 PSP	2021-2024	3/1/2021	1/1/2024	35.2	—	—	—	—	—
		2022 PSP	2022-2025	1/1/2022	1/1/2025	33.11	27,649	—	—	—	27,649
		2023 PSP	2023-2026	1/1/2023	1/1/2026	12.52	—	57,408	—	—	57,408
TOTAL Sheldon Bruha (CFO)							27,649	135,198	—	—	162,847

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
For that purpose, we continue to uphold our share ownership requirements for our top 50 roles:

Global Senior Management Level	% of Annual Base Pay
CEO	400
CFO	200
EVPs	100
General Managers and VPs	50

For the CEO and CFO:

	Awarded unvested subject to performance conditions	Awarded unvested not subject to performance conditions	Shares required to be held as % salary	Number of shares required to be held	Number of beneficially owned shares	Shareholding requirement in Compliance
Mauricio Ramos (CEO)	656,007	426,444	400%	391,329	459,948	Yes
Sheldon Bruha (CFO)	85,057	77,790	200%	103,833	—	Yes *
*Unless this requirement is met each year, no vested Millicom shares can be sold by the individual.
5.3 Details of Share Purchase and Sale Activity
During 2023, there were no acquisitions or disposal of shares by CEO, other than the vesting and issuance of shares under the share-based compensation program.

5.4 Historic CEO and CFO Pay

	2020 vs. 2019	2021 vs. 2020	2022 vs. 2021	2023 vs 2022	Information Regarding 2023 (USD millions, except as indicated)
CEO Remuneration*	9.20%	17.80%	(41.82)%	(7.47)%	10.51
Former CFO Remuneration	(4.20)%	33.40%	(87.00)%	—%	—
Current CFO Remuneration**	—%	—%	—%	0.37%	3.05
EBITDA for Total Reportable Segments	(1.40)%	5.90%	(1.50)%	(1.08)%	2.6 (USD billions)
Average remuneration on FTE basis of employees of parent company***	0.50%	3.60%	3.90%	10.2%	28,941 (USD thousands)
*Represents year-over-year changes in CEO/CFO compensation (excludes MSU).
** Current CFO started January 12, 2022, and took over the CFO role effective April 1, 2022
***Average remuneration on a full-time equivalent basis of employees of the Millicom Group other than the CEO, reported by each individual operation as of December 31, 2023.

5.5 2023 AGM vote

	Votes For	%	Votes Against	%	Abstentions
Director Remuneration	95,590,466	99.81%	271,256	0.28%	80,036
Senior Management Remuneration Guidelines and Policy	85,874,637	92.28%	7,185,753	7.72%	2,610,112
2022 Remuneration Report	94,969,425	99.47%	507,704	0.53%	193,373

Millicom CEO and Executive Team

CEO and COO	Position	Role and responsibilities
Mr. Mauricio Ramos	CEO	• Leading the development and execution of the Company’s strategy
• Overseeing day-to-day activities and management decisions • Acting as liaison between the Board and management of the Company • Leading the Executive Team
Mr. Maxime Lombardini	President and Chief Operating Officer	Responsible for leading all operational and financial responsibilities with a focus on driving profitable growth. He oversees Operations, Commercial, New Ventures, HR and Finance.
Mr. Mauricio Ramos
Chief Executive Officer and Executive Director (Interim Chairman)
Mauricio's biography is presented in the Board Governance section of this Annual Report.
Mr. Maxime Lombardini
President and Chief Operating Officer

Maxime was appointed as President and Chief Operating Officer (COO) in September 2023.

Maxime joined the Iliad Group, one of the major players in the European telecoms sector, in 2007, as Chief Executive Officer and continued his tenure through 2018. In May of 2018, he assumed the role of Chairman of Iliad’s Board of Directors until March 2020. Since then, he has served as the Vice-Chairman of the Board of Directors.

Prior to joining Iliad, Maxime has been CEO of TF1 Production, one of the leading French commercial television network. While in this post he restructured and energized the group's six subsidiaries. From 1999 to 2003, he was head of business development at TF1, a position in which he studied and implemented the group's growth operations. From 1996 to 1999, he was the company secretary of TPS (a subsidiary of TF1 and M6), a position in which he took part in launching a digital satellite package.

Maxime is from France. He is a graduate of the Sciences Po Paris and holder of a Master's degree in business and tax law from the University of Paris II.

MILLICOM SHAREHOLDING AT JANUARY 31, 2024: no shares

Millicom’s Executive Team members support the CEO and COO in the day-to-day operation and management of the Group within their specific areas of expertise. The Executive Team meets at least once a month and more frequently when required. Millicom’s Executive Team is as follows:

Executive	Team	Role responsibilities
Mr. Sheldon Bruha	Chief Financial Officer
Finance and financial planning; financial performance reporting, including external financial reporting; budgeting, forecasting and monitoring expenditures and costs; certain procurement activities; implementation and enhancement of related controls; risk management

Mr. Xavier Rocoplan	Chief Commercial and Technology Officer	Networks, information technology and cybersecurity within the Group. Operations and business development.
Mr. Karim Lesina	Chief External Affairs Officer	Government relations, regulatory affairs, corporate communications and corporate responsibility
Mr. Salvador Escalón	Chief Legal and Compliance Officer	Legal and corporate governance matters, including oversight, identification and management of legal issues, risks and claims of the Group; legal aspects of mergers and acquisitions and other corporate and commercial transactions; data privacy; compliance matters such as ethics, anti-bribery, anti-corruption, anti-money laundering and related compliance programs
The profiles of the other Executive Team members are provided below:
Mr. Sheldon Bruha
Executive Vice President, Chief Financial Officer
Sheldon joined Millicom in January 2022 and was appointed as Chief Financial Officer on April 1, 2022.
Prior to joining Millicom, he was the Chief Financial Officer at Frontier Communications, one of the largest fixed-line communication providers in the U.S., where he successfully helped navigate the business through its financial restructuring. Prior to joining Frontier, he held several senior financial leadership roles at Cable & Wireless, including Head of Corporate Development, where he led the strategic transformation and reshaping of the company prior to its sale to Liberty Latin America. He also held senior financial leadership roles at CDI Corp. Sheldon started his career at Lehman Brothers, holding senior investment banking positions in its New York and London offices focusing on the telecommunications industry.
He is an American national and holds a Bachelor of Science (Honors) in Business Administration from Washington University.
MILLICOM SHAREHOLDING AT JANUARY 31, 2024: no shares1
Mr. Xavier Rocoplan

Executive Vice President, Chief Commercial and Technology Officer
Xavier joined the Executive Team as Chief Technology and Information Technology Officer in December 2012 and was appointed Chief Commercial and Technology Officer in June 2023.
Xavier started at Millicom in 2000, initially serving as CTO in Vietnam and subsequently Southeast Asia. In 2004, he became CEO of Paktel, Millicom's subsidiary in Pakistan, where he launched Paktel’s GSM operation and led the process that concluded with the disposal of the business in 2007. Xavier then served as head of Corporate Business Development, where he managed the disposal of various Millicom operations in Asia, the monetization of Millicom infrastructure assets (towers), and numerous spectrum acquisitions and license renewal processes in Africa and Latin America.
Xavier is a French national. He holds a Master's in Engineering from Ecole Nationale Supérieure des Télécommunications de Paris and a Master's in Economics from Université Paris IX Dauphine.
MILLICOM SHAREHOLDING AT JANUARY 31, 2024: 111,208 shares

Mr. Karim Lesina

Executive Vice President, Chief External Affairs Officer
Karim joined the Executive Team as Executive Vice President, Chief External Affairs Officer in November 2020.
Previously, he held the position of Senior Vice President, International External and Regulatory Affairs at AT&T, where he directed the internal international and regulatory affairs teams, as well as the external and regulatory affairs teams, across four international affiliates: Turner, Warner Media, AT&T Latin America and Direct TV. Prior to AT&T, Karim led the corporate affairs team at Intel as the Government Affairs Manager for Europe, Africa and the Middle East. Rounding out a strong portfolio, he acquired extensive agency experience through his work with multinational public relations and communications firms at the commencement of his career.
Born in Dakar (Senegal), Karim is an Italian-Tunisian national and has a Master’s in Economics of Development at the Catholic University of Louvain-la-Neuve.
MILLICOM SHAREHOLDING AT JANUARY 31, 2024: 32,339 shares

1 Refer to section starting on page 127 for outstanding share awards

Mr. Salvador Escalón

Executive Vice President, Chief Legal and Compliance Officer
Salvador became General Counsel in 2013, Executive Vice President in 2015 and Chief Legal and Compliance Officer in 2020.
Salvador joined Millicom as Associate General Counsel Latin America in 2010. From 2006 to 2010, Salvador was Senior Counsel at Chevron Corporation, with responsibility for legal matters related to Chevron’s downstream operations in Latin America. Previously, he practiced at the law firms Skadden, Morgan Lewis and Akerman Senterfitt.
Salvador is an American national. He holds a J.D. from Columbia Law School and a B.B.A. in Finance and International Business from Florida International University.
MILLICOM SHAREHOLDING AT JANUARY 31, 2024 96,629 shares

Principal Accountant Fees and Services
The following table summarizes the aggregate amounts paid to Millicom’s auditors for the years ended December 31, 2023 and 2022.

	2023	2022
	(US$ millions)
Audit fees	5.6	5.1
Audit related fees	0.8	1.3
Tax fees	0.2	0.2
Other fees	0.3	0.2
Total	6.9	6.8

Audit related services consist principally of consultations related to financial accounting and reporting standards, including the issuance of comfort letters for debt and bonds. Tax services consist principally of tax advisory services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2023 and 2022 were approved by the Audit and Compliance Committee.
Audit and Compliance Committee Pre-approval Policies
The policies and procedures provide that requests for categories of non-audit services by Millicom’s auditors that have been pre-approved by the Audit and Compliance Committee must be approved by management and subsequently reported to the Audit and Compliance Committee on at least a quarterly basis, subject to a maximum annual and individual project cap. Other permitted services not listed in the pre-approved services list ratified by the Audit and Compliance Committee must be pre-approved by the Audit and Compliance Committee’s Chair in between the regularly scheduled meetings and subsequently approved by the Audit and Compliance Committee in full (during scheduled meetings), regardless of the level of fees.

Purchases of Equity Securities
The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended December 31, 2023 of equity securities that are registered pursuant to Section 12 of the Exchange Act.

Period	(a)Total Number of Shares Purchased(1)	(b)Average Price Paid per Share(2)	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d)Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(3)
12/01/23 – 12/31/23	282,724	18	282,724	1,717,276
Total	282,724	18	282,724	1,717,276
(1) Amounts expressed in SDRs
(2) Amounts expressed in USD
(3) On December 14, 2023, we announced a share repurchase program for the period between December 18, 2023 and May 22, 2024. Under the program, the maximum number of Swedish Depository Receipts (SDRs) representing the Company's ordinary shares authorized to be repurchased was the lower of SEK 420 million (approximately USD 40 million) in aggregate purchase price, or 2,000,000 SDRs.

FINANCIAL STATEMENTS
Financial Statements are filed as part of this Annual Report, beginning on page F-1.

EXHIBITS

1.1
Amended and Restated Articles of Association of Millicom International Cellular S.A. (incorporated herein by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F, filed with the SEC on February 28, 2023)

2.1	Description of Share Capital (incorporated herein by reference to Exhibit 2.1. to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.1	Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form 20-F, filed with the SEC on December 13, 2018)
4.2	Revolving Credit Agreement, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia dated October 15, 2020 (incorporated herein by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F, filed with the SEC on March 10, 2021)
4.3	Indenture for the $750,000,000 6.250% Senior Notes due 2029 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated March 25, 2019 (incorporated herein by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F, filed with the SEC on February 28, 2020)
4.4	Terms and Conditions for Millicom International Cellular S.A.'s SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2024 (incorporated herein by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F, filed with the SEC on February 28, 2020)

4.5	Indenture for the $500,000,000 4.500% Senior Notes due 2031 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 27, 2020 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 10, 2021)
4.6	Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018 (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F, filed with the SEC on December 13, 2018)
4.7	Bridge Loan Agreement among Millicom International Cellular S.A., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A. dated November 10, 2021 (incorporated herein by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.8	Indenture for the $300,000,000 5.875% Senior Notes due 2027 between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA dated April 5, 2019 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.9	First Supplemental Indenture for the $250,000,000 5.875% Senior Notes due 2027 between
Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA dated January 28, 2020 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.10	Indenture for the $600,000,000 4.500% Senior Notes due 2030 among Cable Onda, S.A., Citibank, N.A., and Banque Internationale à Luxembourg SA dated October 28, 2019 (incorporated herein by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.11	Indenture for the $900,000,000 5.125% Senior Notes due 2032 among Walkers Fiduciary Limited, CT Trust, the guarantors named therein and the Bank of New York Mellon dated February 3, 2022 (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.12	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2.25 Billion Floating-Rate
Senior Unsecured Sustainability Bond due 2027 (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.13	Share Purchase Agreement among Millicom LIH, S.A., as the buyer, and Medios de Comunicación Ltd., Telecarrier International Ltd., IGP Trading Corp., Tenedora Activa, S.A. and Nicolás González Revilla Paredes, as sellers, dated June 29, 2022 (incorporated herein by reference to Exhibit 4.14 to the Company’s Registration Statement on Form 20-F, filed with the SEC on February 28, 2023)
4.14*	Credit and Guaranty Agreement, among Telemóvil El Salvador, S.A. de C.V., Telefonía Celular de Nicaragua, S.A., Millicom International Cellular S.A., the lenders named therein and the Bank of Nova Scotia dated September 12, 2022.
8.1*	List of significant subsidiaries
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young S.A.
97.1*	Millicom International Cellular S.A. Compensation Recoupment Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

0.0	Cover Page Interactive Data File (embedded within the Inline XBRL document)

______________________

*    Filed herewith
**    Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date:	March 12, 2024	By:	/s/ Sheldon Bruha
Name: Sheldon Bruha
Title: Executive Vice President, Chief Financial Officer

		By:	/s/ Mauricio Ramos
Name: Mauricio Ramos
Title: Executive Director and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom International Cellular S.A. at December 31, 2023 and 2022 and for the Years Ended December 31, 2023, 2022 and 2021
Report of independent registered public accounting firm PCAOB ID 1367	F-2
Consolidated statement of income for the years ended December 31, 2023, 2022 and 2021	F-5
Consolidated statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021	F-6
Consolidated statement of financial position at December 31, 2023 and 2022	F-7
Consolidated statement of cash flows for the years ended December 31, 2023, 2022 and 2021	F-9
Consolidated statement of changes in equity for the years ended December 31, 2023, 2022 and 2021	F-11
Notes to the consolidated financial statements	F-12

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Millicom International Cellular S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Millicom International Cellular S.A. (the “Group “) as of December 31, 2023, and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2024, expressed an unqualified opinion thereon.

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

Impairment testing of Goodwill

Description of the Matter
As of December 31, 2023, the Group’s goodwill balance was USD 4,107 million. As described in Note E.1.6 of the consolidated financial statements, goodwill from cash-generating units (CGUs) is tested at least each year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

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

Uncertain tax positions

Description of the Matter
As described in Note G.3.2 of the consolidated financial statements, the Group operates in developing countries where the tax systems, regulations and enforcement processes have varying stages of development creating uncertainty regarding the application of the tax law and interpretation of tax treatments. The Group is also subject to regular tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is therefore uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the outcome. Similarly, the recoverability of the carrying amount of the deferred tax assets is assessed periodically and in particular the capacity to generate sufficient taxable profits to utilize these deferred tax assets or other tax credits as such recoverability assessment is highly judgmental. At December 31, 2023, the tax risks exposure of the Group's subsidiaries is estimated at USD 279 million, for which provisions of USD 52 million have been recorded in tax liabilities. The Group's share of tax exposure and provisions in its joint ventures amounts to USD 118 million and USD 7 million, respectively. At December 31, 2023, the recognized deferred tax assets amount to at USD 141 million.

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

Luxembourg, Grand Duchy of Luxembourg
March 12, 2024

Consolidated financial statements for the years ended December 31, 2023, 2022 and 2021

Consolidated statement of income for the years ended December 31, 2023, 2022 and 2021

	Notes	2023	2022	2021(ii)
		(US$ millions)
Revenue	B.1.	5,661	5,624	4,261
Equipment, programming and other direct costs (i)	B.2.	(1,507)	(1,506)	(1,197)
Operating expenses	B.2.	(2,043)	(1,890)	(1,546)
Depreciation	E.2.2., E.3.	(978)	(999)	(804)
Amortization	E.1.3.	(360)	(345)	(310)
Share of profit in joint ventures	A.2.	42	32	210
Other operating income (expenses), net	B.2.	10	(2)	5
Operating profit		826	915	619
Interest and other financial expenses	C.3.3., E.3.	(712)	(617)	(495)
Interest and other financial income	C.3.1.	28	18	23
Revaluation of previously held interests in Guatemala	A.1.2.	—	—	670
Other non-operating (expenses) income, net	B.5., C.7.3.	36	(78)	(49)
Profit (loss) from other joint ventures and associates, net	A.2., A.3.	(3)	—	(40)
Profit (loss) before taxes from continuing operations		175	238	728
Tax expense	B.6.	(424)	(222)	(158)
Profit (loss) from continuing operations		(249)	16	570
Profit (loss) from discontinued operations, net of tax	E.4.2.	4	113	(28)
Net profit (loss) for the year		(245)	129	542

Attributable to:
Owners of the Company		(82)	177	590
Non-controlling interests	A.1.4.	(163)	(48)	(48)

Earnings per common share for profit attributable to the owners of the Company	B.7.
Basic ($ per share)		(0.48)	1.27	4.59
Diluted ($ per share)		(0.48)	1.27	4.57
(i)     The presentation of the statement of income for all periods presented has been amended as follows to provide more relevant information: (a) the sub-total 'Gross Profit' has been removed, and (b) the line 'Cost of sales' has been renamed as 'Equipment, programming and other direct costs'.
(ii)    2023 and 2022 yearly figures are not directly comparable with 2021 yearly figures as Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note A.1.2. for further details.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2023, 2022 and 2021
Consolidated statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	(US$ millions)
Net profit (loss) for the year	(245)	129	542
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	33	19	(51)
Change in value of cash flow hedges, net of tax effects	(10)	9	17
Other comprehensive income (not to be reclassified to the statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	(2)	(2)	1
Total comprehensive income (loss) for the year	(223)	155	509
Attributable to:
Owners of the Company	(35)	204	566
Non-controlling interests	(188)	(49)	(57)
Total comprehensive income (loss) for the year arises from:
Continuing operations	(228)	42	536
Discontinued operations	4	113	(27)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2023, 2022 and 2021
Consolidated statement of financial position at December 31, 2023 and 2022

	Notes	December 31, 2023	December 31, 2022
		(US$ millions)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	E.1.	7,785	7,361
Property, plant and equipment, net	E.2.	3,107	2,989
Right of use assets, net	E.3.	896	884
Investment in Honduras joint venture	A.2.	576	590
Contract costs, net	F.5.	12	10
Deferred tax assets	B.6.	141	204
Derivative financial instruments	D.1.2.	—	19
Other non-current assets		84	76
TOTAL NON-CURRENT ASSETS		12,601	12,133

CURRENT ASSETS
Inventories	F.2.	45	53
Trade receivables, net	F.1.	443	379
Contract assets, net	F.5.	82	77
Amounts due from non-controlling interests, associates and joint ventures	G.5.	12	15
Derivative financial instruments	D.1.2.	6	—
Prepayments and accrued income		168	117
Current income tax assets		118	111
Supplier advances for capital expenditure		21	21
Other current assets		190	197
Restricted cash	C.5.	56	57
Cash and cash equivalents	C.5.	775	1,039
TOTAL CURRENT ASSETS		1,915	2,065
TOTAL ASSETS		14,516	14,198

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2023, 2022 and 2021
Consolidated statement of financial position at December 31, 2023 and 2022

	Notes	December 31, 2023	December 31, 2022
		(US$ millions)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	C.1.	1,334	1,343
Treasury shares		(8)	(47)
Other reserves	C.1.	(500)	(559)
Retained profits		2,785	2,691
Net profit/ (loss) for the year attributable to owners of the Company		(82)	177
Equity attributable to owners of the Company		3,529	3,605
Non-controlling interests	A.1.4.	(84)	29
TOTAL EQUITY		3,445	3,634

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	C.3.	6,476	6,624
Lease liabilities	C.4.	854	853
Derivative financial instruments	D.1.2.	46	53
Amounts due to non-controlling interests, associates and joint ventures	G.5.	12	—
Payables and accruals for capital expenditure	F.4.3.	885	473
Provisions and other non-current liabilities	F.4.2.	330	295
Deferred tax liabilities	B.6.	140	148
TOTAL NON-CURRENT LIABILITIES		8,742	8,445

CURRENT LIABILITIES
Debt and financing	C.3.	221	180
Lease liabilities	C.4.	189	163
Put option liability	C.7.4.	86	—
Payables and accruals for capital expenditure		314	428
Other trade payables		390	400
Amounts due to non-controlling interests, associates and joint ventures	G.5.	62	58
Accrued interest and other expenses		444	412
Current income tax liabilities		93	86
Contract liabilities	F.5.	156	88
Provisions and other current liabilities	F.4.1.	374	305
TOTAL CURRENT LIABILITIES		2,329	2,119
TOTAL LIABILITIES		11,071	10,565
TOTAL EQUITY AND LIABILITIES		14,516	14,198

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2023, 2022 and 2021
Consolidated statement of cash flows for the years ended December 31, 2023, 2022 and 2021

	Notes	2023	2022	2021
		(US$ millions)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		175	238	728
Profit before taxes from discontinued operations	E.4.2.	4	116	3
Profit before taxes		179	354	731
Adjustments to reconcile to net cash:
Interest expense on leases		117	131	131
Interest expense on debt and other financing		595	497	400
Interest and other financial income		(28)	(18)	(23)
Adjustments for non-cash items:
Depreciation and amortization	E.1., E.2., E.3.	1,338	1,364	1,196
Share of profit in joint ventures	A.2.	(42)	(32)	(210)
Gain on disposal and impairment of assets, net	B.2., E.4.2.	(10)	(122)	(6)
Share-based compensation	C.1.	52	29	17
Revaluation of previously held interest in Guatemala	A.1.2.	—	—	(670)
Loss from other associates and joint ventures, net	A.3.	3	—	39
Other non-cash non-operating (income) expenses, net	B.5.	(36)	77	50
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(245)	(104)	(93)
Decrease (increase) in inventories		11	5	9
Increase (decrease) in trade and other payables, net		47	(37)	6
Changes in contract assets, liabilities and costs, net		65	(14)	(5)
Total changes in working capital		(123)	(151)	(81)
Interest paid on leases		(115)	(128)	(140)
Interest paid on debt and other financing		(505)	(411)	(355)
Interest received		31	8	4
Taxes paid		(233)	(316)	(127)
Net cash provided by operating activities		1,223	1,284	956
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.	—	(283)	(2,000)
Financing exit from the Ghana joint venture	A.2.2.	—	—	(37)
Proceeds from the disposal of subsidiaries and associates		—	152	30
Purchase of spectrum and licenses		(236)	(93)	(37)
Purchase of other intangible assets	E.1.4.	(133)	(179)	(98)
Purchase of property, plant and equipment	E.2.3.	(814)	(800)	(740)
Proceeds from sale of property, plant and equipment	E.2.	17	21	11
Proceeds from disposal of equity investments, net of costs	C.7.3.	—	—	163
Dividends and dividend advances received from joint ventures and associates	A.2.2.	63	10	13
Settlement of derivative financial instruments		(26)	11	—
Transfer (to) / from pledge deposits, net	C.5.3.	(6)	33	(33)
Loans granted within the Tigo Money lending activity, net		(4)	(3)	—

Consolidated financial statements for the years ended December 31, 2023, 2022 and 2021

	Notes	2023	2022	2021
Cash (used in) provided by other investing activities, net	D.1.2.	24	25	26
Net cash used in investing activities		(1,116)	(1,104)	(2,703)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	C.6.	362	1,570	3,113
Repayment of debt and other financing	C.6.	(632)	(2,127)	(1,335)
Loan repayment from joint venture		—	—	193
Lease capital repayment	C.6.	(177)	(157)	(137)
Capital injection in subsidiary (Non-controlling interests' portion)	C.7.4.	74	—	—
Proceeds from the rights offering, net of costs	C.1.	—	717	—
Advances and dividends paid to non-controlling interests	A.1./A.2.	—	(4)	(6)
Share repurchase program		(5)	—	(50)
Net cash from (used in) financing activities		(377)	(1)	1,777
Exchange impact on cash and cash equivalents, net		6	(11)	(10)
Net increase (decrease) in cash and cash equivalents		(264)	168	20
Cash and cash equivalents at the beginning of the year		1,039	895	875
Effect of cash in disposal group held for sale	E.4.2.	—	(24)	—
Cash and cash equivalents at the end of the year		775	1,039	895

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2023, 2022 and 2021
Consolidated statement of changes in equity for the years ended December 31, 2023, 2022 and 2021

	Number of shares (000’s)(iii)	Number of shares held by the Group (000’s)	Share capital (i)	Share premium (i)	Treasury shares	Retained profits(ii)	Other reserves (i)	Total	Non- controlling interests	Total equity
	(US$ millions)
Balance on January 1, 2021	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income/ (loss) for the year	—	—	—	—	—	590	(25)	566	(57)	509
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares (iv)	—	(1,471)	—	—	(56)	2	—	(54)	—	(54)
Share based compensation (i)	—	—	—	—	—	—	18	18	1	19
Issuance of shares under share-based payment schemes	—	459	—	(2)	26	2	(25)	1	—	1
Change in scope of consolidation(v)	—	—	—	—	—	(5)	—	(5)	—	(5)
Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income/ (loss) for the year	—	—	—	—	—	177	27	204	(49)	155
Effects of rights offering (i)	70,357	—	106	611	—	—	—	717	—	717
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares	—	(93)	—	—	(4)	1	—	(3)	—	(3)
Share based compensation (i)	—	—	—	—	—	—	25	25	1	26
Issuance of shares under share-based payment schemes	—	419	—	(2)	16	4	(17)	1	—	1
Effect of the buy-out of non-controlling interests in Panama-(note 3) (vi)	—	—	—	—	—	78	—	78	(78)	—
Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income/ (loss) for the year	—	—	—	—	—	(82)	47	(35)	(188)	(223)
Transfer to legal reserve	—	—	—	—	—	(2)	2	—	—	—
Purchase of treasury shares (iv)	—	(604)	—	—	(18)	7	—	(10)	—	(10)
Share based compensation (i)	—	—	—	—	—	—	50	50	1	52
Issuance of shares under share-based payment schemes	—	1,447	—	(9)	57	(7)	(40)	1	—	1
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	—
Put Option reserve (vi)	—	—	—	—	—	(81)	—	(81)	—	(81)
Capital injection in subsidiary (vi)	—	—	—	—	—	—	—	—	74	74
Balance on December 31, 2023	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
(i)Share capital, share premium (including the effects of rights offering) and other reserves (including share-based compensation) – see note C.1.
(ii)Retained profits – includes profit for the year attributable to equity holders, of which $491 million (2022: $472 million; 2021: $486 million) are not distributable to equity holders.
(iii)The authorized share capital amounts to $300 million divided into 200 million shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.
(iv)During the year ended December 31, 2023, Millicom repurchased 282,724 shares for a total amount of $5 million and withheld approximately 320,985 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2022: 93,413; 2021: 1,470,875)
(v)Cloud 2 Nube S.A. was a subsidiary owned by the Group at 55% and already fully consolidated as Millicom had control over it. As a result, in accordance with IFRS 10, the acquisition of the remaining 45% in Cloud 2 Nube S.A. that occurred on November 12, 2021, has been treated as an equity transaction and non-controlling interests amounting to less than $1 million were transferred to the Group's equity against a purchase consideration of $5 million.
(vi)See note C.7.4.
                The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Introduction
Corporate Information
Millicom International Cellular S.A. (the “Company” or “MIC S.A.”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand Tigo.
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
On March 7, 2024, the Board of Directors authorized these consolidated financial statements for issuance.
Business activities
Millicom operates its mobile businesses in Latin America (Bolivia, Colombia, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay). Millicom operates various cable and fixed line businesses in Latin America (Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay). Millicom also provides direct to home satellite service in most of its markets. Millicom also provides Mobile Financial Services (MFS) and tower infrastructure and services.
During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a lean corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value.
Due to these organizational changes, and considering the information now being reviewed by the Chief Operating Decision Maker (the "CODM") to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation. The Honduras joint venture - and Guatemala's joint venture up to November 12, 2021 when the acquisition of the remaining 45% equity interest completed - performance is reviewed by the CODM in a similar manner as for the Group’s fully owned operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations included in note B.3. Segmental information).
Current macroeconomic environment
Inflation across the region has continued to decline in line with global trends. Nevertheless, interest rates remain high, impacting the Group's variable interest rate debt and financing. This is particularly visible for the Group's operations in
Colombia where inflation has remained elevated near 11% and where a significant portion of the debt is at variable interest rates.
Over the past year, the Group has taken meaningful steps to mitigate these impacts, including the implementation of numerous price increases, cost efficiency and investment optimization initiatives, which position the Group to sustain positive service revenue and cash flow growth going forward.
The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.
Climate-related risks
As already publicly announced and discussed elsewhere in our external reporting, our goal is to raise the bar on the Group’s contribution on environmental, societal and governance matters. In particular, the Group has committed to short-term goals validated by the Science Based Targets initiative (SBTi). The Group is also committed to the long-term goal of net zero emissions by or before 2050. Although there is no single explicit standard on climate-related matters under IFRS, climate risk and other climate-related matters may impact a number of areas of accounting. Up to now, the Group has not been significantly impacted by climate change, and, currently, management has not considered the climate-related risks as part of the Group's top twelve key risks. Nevertheless, management will continue monitoring every year the potential risks resulting from the effects of climate change in the form of natural disasters, such as extreme weather events affecting our 'Networks and infrastructure resilience'. So far, management has not identified nor considered any material impacts of climate change on assumptions used (e.g. for impairment tests, fair value measurement, etc.) and on the Group's financial reporting (e.g. provisions, fixed assets, etc.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

IFRS Consolidated Financial Statements
Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and in accordance with IFRS as adopted by the European Union. These financial statements have been prepared on a historical cost basis, except for certain items including derivative financial instruments (measured at fair value) and financial instruments that contain obligations to purchase own equity instruments (measured at the present value of the redemption price).
This section contains the Group’s material accounting policies that relate to the financial statements as a whole. Material accounting policies specific to one note are included within that note.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
The following table presents functional currency translation rates for the Group’s locations to the US dollar on December 31, 2023 and 2022 and the average rates for the years ended December 31, 2023, 2022 and 2021.

Exchange Rates to the US Dollar	Functional Currency	2023 Year-end Rate	2022 Year-end Rate	Change %	2023 Average Rate	2022 Average Rate	Change %	2021 Average Rate
Bolivia	Boliviano (BOB)	6.91	6.91	—%	6.91	6.91	—%	6.91
Colombia	Peso (COP)	3,822	4,810	25.9%	4,313	4,254	(1.4)%	3,756
Costa Rica	Costa Rican Colon (CRC)	527	602	14.3%	550	650	18.2%	625
El Salvador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Guatemala	Quetzal (GTQ)	7.83	7.85	0.3%	7.84	7.75	(1.1)%	7.74
Honduras	Lempira (HNL)	24.71	24.66	(0.2)%	24.66	24.56	(0.4)%	24.12
Luxembourg	Euro (EUR)	0.91	0.93	3.1%	0.93	0.95	2.2%	0.85
Nicaragua	Cordoba (NIO)	36.62	36.23	(1.1)%	36.44	35.87	(1.6)%	35.17
Panama	Balboa (B/.) (i)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paraguay	Guarani (PYG)	7,278	7,346	0.9%	7,299	7,008	(4.0)%	6,790
Sweden	Krona (SEK)	10.07	10.43	3.5%	10.60	10.07	(5.0)%	8.59
United Kingdom	Pound (GBP)	0.79	0.83	5.4%	0.80	0.81	0.5%	0.73

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
◦IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.
◦Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented. The Group was already recognizing the deferred tax on leases and therefore, the adoption of these amendments did not have an impact for the Group.
◦Amendments to IAS 12, 'Income taxes: International Tax Reform – Pillar Two Model Rules': These amendments give companies temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development’s (OECD) international tax reform. The amendments also introduce targeted disclosure requirements for affected companies. The potential impact of Pillar Two Model rules and the adoption of these amendments is further detailed below.
Amendments effective for annual periods starting on or after January 1, 2024 that are not expected to have a significant impact on the Group consolidated financial statements are:
◦Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback': The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
◦Amendments to IAS 1, 'Presentation of Financial Statements': These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.
◦Amendments to IAS 7, 'Statement of Cash Flows' and IFRS 7, 'Financial Instruments: Disclosures: Supplier Finance Arrangements' (not yet endorsed by the EU): These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.
The following changes to standards are effective for annual periods starting on January 1, 2025 and their potential impact on the Group consolidated financial statements is currently being assessed by management:

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
◦Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (not yet endorsed by the EU): These amendments help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not.

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
Judgments
Management applies judgment in accounting treatment and accounting policies in preparation of these financial statements. In particular, a significant level of judgment is applied regarding the following items:
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
•    Provisions, in particular provisions for asset retirement obligations, restructuring, legal and tax risks (see notes F.4. and B.4.);
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
•    Accounting for share-based compensation in particular estimates of forfeitures and future performance criteria (see notes B.4.1., B.4.3.).
Change in accounting estimate
During 2023, the estimated useful lives of some property, plant and equipment were revised. As a result, the estimated useful lives of the Group's towers, poles and ducts were changed from 15 to 25 years, while the related civil works' useful lives were increased from 10 to 15 years. These changes were considered a change in accounting estimate per IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" and therefore accounted for prospectively, meaning that no changes should be accounted for past periods. This also applies to assets that are fully depreciated and for which no new cost should be reset. (i.e., they remain fully depreciated).
For the full year 2023, the net effect of the changes represent a decrease in depreciation expense of approximately $27 million compared to what we expected the depreciation charge to be using previous estimated useful lives, while estimating the net effect of the changes in depreciation for future years is impracticable. This change in accounting estimate also affects the lease right-of-use assets (for those being depreciated over the shorter of useful life and lease term) and on asset retirement obligation provisions. However, the impact of the change is immaterial.
International Tax reform-Pillar II Model
The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in the countries listed below and came into effect on January 1, 2024. Since the Pillar Two legislation was not effective at the reporting date, the Group has no related current tax exposure. The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023 and endorsed by the EU on November 8, 2023.
Pillar Two legislation has been enacted from January 2024 in the following countries within the scope of the Millicom Group: Luxembourg, The Netherlands, United Kingdom and Sweden.
Due to how the Pillar Two rules operate and considering that the Group has its head office in Luxembourg, all entities forming part of the Millicom Group are in scope of the rules as from January 1, 2024. Under Pillar Two legislations, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate.
Due to the complexities in applying the legislation and calculating GloBE income, the quantitative impact of the enacted or substantively enacted legislation is not yet reasonably estimable. Therefore, even for those entities with an accounting effective tax rate above 15%, there might still be Pillar Two tax implications. The Group has run initial testing under the OECD transitional safe harbour rules (i.e. CbC Report Safe Harbours) and it results that all jurisdictions are expected to meet one of the transitional safe harbours and hence are not expected to be subject to top-up tax.

A. The Millicom Group
The Group comprises a number of holding companies, operating subsidiaries and joint ventures with various combinations of mobile, fixed-line telephony, cable and wireless Pay TV, Broadband Internet and Mobile Financial Services (MFS) businesses.

A.1. Subsidiaries
Subsidiaries are all entities which Millicom controls. Millicom controls an entity when it is exposed to, or has rights to variable returns from its investment in the entity, and has the ability to affect those returns through its power over the subsidiary. Millicom has power over an entity when it has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the entity’s returns. Generally, control accompanies a shareholding of more than half of the voting rights although certain other factors (including contractual arrangements with other shareholders, voting and potential voting rights) are considered when assessing whether Millicom controls an entity. For example, although Millicom holds less than 50 % of the shares in its Colombian businesses, it holds more than 50 % of shares with voting rights. The contrary may also be true (e.g. Honduras where we own 66.7% of the shares but there is a super majority requirement at the board for decisions about the relevant activities of the operation). The Group's main subsidiaries are as follows:

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

Entity	Country	Activity	December 31, 2023 % holding*	December 31, 2022 % holding*	December 31, 2021 % holding*
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share	50-1 share	50-1 share
Comunicaciones Celulares S.A.	Guatemala	Mobile	100	100	100
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Mobile	100	100	100
Grupo de Comunicaciones Digitales, S.A. (formerly Telefonica Moviles Panama, S.A.)	Panama	Mobile	100	100	80
Lati International S.A. (i)	Luxembourg	Holding Company ('Lati business')	100	N/A	N/A
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100	100
Millicom Holding B.V.	Netherlands	Holding Company	100	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100	100
Millicom International Services LLC	USA	Services Company	100	100	100
MIC Latin America B.V.	Netherlands	Holding Company	100	100	100
Millicom LIH S.A.	Luxembourg	Holding Company	100	100	100
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100	100
Millicom Telecommunications S.A. (ii)	Luxembourg	Holding Company ('MFS business')	100	100	100
Navega.com S.A.	Guatemala	Cable, DTH	100	100	100
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Mobile	100	100	100
Servicios Innovadores de Comunicacion y Entretenimiento, S.A.	Guatemala	Mobile	100	100	100
Servicios y Productos Multimedios S.A.	Paraguay	Pay-TV, Internet	100	100	100
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.)	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	100	100	80
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, Cable	100	100	100
Telefonia Celular de Nicaragua S.A.	Nicaragua	Mobile, Cable, Internet, Fixed-line	100	100	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, Cable, Pay-TV	100	100	100
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, Cable, DTH	100	100	100
UNE EPM Telecomunicaciones S.A. and subsidiaries	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share	50-1 share	50-1 share
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the two entities.
(i) Lati International S.A. is the holding Company of the Group's tower business.
(ii) Millicom Telecommunications S.A. is the holding Company of most of the Group's MFS business.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

A.1.2. Acquisition of subsidiaries and changes in non-controlling interests in subsidiaries
Scope changes 2023
There were no material acquisitions in 2023.
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
Scope changes 2021
On November 12, 2021, Millicom closed the agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition had been financed through a bridge facility fully repaid by June 2022.
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
The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is not tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and a net profit of $43 million to the Group. If Tigo Guatemala had been acquired on January 1, 2021 incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.
During the first half of 2022, Millicom had finalized the purchase accounting and determined the fair values of Tigo Guatemala's identifiable assets and liabilities, and these were reflected in the statement of financial position as of December 31, 2021 in accordance with IFRS 3.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
A.1.3. Disposal of subsidiaries
Tanzania
On April 5, 2022, Millicom completed the sale for an initial cash consideration of approximately $101 million (subject to final price adjustment). The net assets de-consolidated on the date of the disposal amounted to $79 million and the net gain on disposal was calculated at $109 million. In accordance with IFRS 5, our former operations in Tanzania are shown in a single line item on the face of the consolidated statement of income under 'Profit (loss) from discontinued operations, net of tax.
As per the sale agreement, the initial sale price is adjusted to consider some outstanding tax and legal contingencies which management believes is sufficient to cover any future claims on pre-closing matters. Should the price adjustments not be sufficient, Millicom might be liable and need to make additional provisions that are not covered by the latter. In addition, the agreement also provides an IPO1 adjustment clause valid until April 5, 2024, whereby Millicom would reimburse the buyer for any negative difference between the share price per share on the IPO date and the one implied by this sale. As of December 31, 2023, no additional provisions have been made by management in respect of the aforementioned items.
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
(b)    The operating results and cash flows of the discontinued operation for the years ended December 31, 2022 and 2021 are set out below. The figures shown below are after inter-company eliminations.

Results from Discontinued Operations (in millions of U.S. dollars)	2022	2021
Revenue	88	357
Equipment, programming and other direct costs	(26)	(104)
Operating expenses	(27)	(131)
Depreciation and amortization	(21)	(83)
Other operating income (expenses), net	4	1
Gain/(loss) on disposal of discontinued operations	120	—
Other expenses linked to the disposal of discontinued operations	(11)	—
Operating profit (loss)	127	39
Interest income (expense), net	(12)	(36)
Other non-operating (expenses) income, net	—	(1)
Profit (loss) before taxes	116	3
Tax expense	(3)	(31)
Net profit/(loss) from discontinued operations	113	(28)
1 The Tanzanian government implemented in 2016 legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The ´Tanzania Communications Regulatory Authority´ (TCRA) ordered the Tanzanian operations to complete such public offering by December 31, 2025, at the latest

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

Cash flows from discontinued operations (in millions of U.S. dollars)	2022	2021
Cash from operating activities, net	18	87
Cash from (used in) investing activities, net	(10)	(46)
Cash from (used in) financing activities, net	(9)	(35)
Net cash inflows (outflows)	(1)	5
Other disposals
For the years ended December 31, 2023, 2022 and 2021, Millicom did not dispose of any other significant investments.

A.1.4. Summarized financial information relating to subsidiaries with significant non-controlling interests
The summarized financial information for material non-controlling interests in our operations in Colombia and Panama (until the purchase of the remaining 20% shareholding in June 29, 2022) is provided below. This information is based on amounts before inter-company eliminations.
Colombia

	2023	2022	2021
	(US$ millions)
Revenue	1,313	1,335	1,414
Total operating expenses	(501)	(492)	(509)
Operating profit	60	64	100
Net (loss) for the year	(326)	(104)	(80)
50% non-controlling interest in net (loss)	(163)	(52)	(40)
Total assets (excluding goodwill)	2,470	1,942	2,336
Total liabilities	2,605	1,890	2,158
Net assets	(135)	52	178
50% non-controlling interest in net assets	(68)	26	89
Consolidation adjustments	(17)	2	(6)
Total non-controlling interest	(85)	28	83
Dividends and advances paid to non-controlling interest	—	(2)	(5)
Net cash from operating activities	270	250	272
Net cash from (used in) investing activities	(214)	(289)	(295)
Net cash from (used in) financing activities	(54)	(133)	30
Exchange impact on cash and cash equivalents, net	2	(5)	(10)
Net increase (decrease) in cash and cash equivalents	5	(178)	(2)

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Panama

	2022 (i)	2021
	(US$ millions)
Revenue	651	633
Total operating expenses	(207)	(207)
Operating profit	106	7
Net profit (loss) for the year	29	(37)
20% non-controlling interest in net profit (loss)	4	(7)
Total assets (excluding Millicom's goodwill in Cable Onda)	1,719	1,717
Total liabilities	1,318	1,347
Net assets	401	371
20% non-controlling interest in net assets	—	74
Total non-controlling interest	—	74
Net cash from operating activities	148	179
Net cash from (used in) investing activities	(117)	(118)
Net cash from (used in) financing activities	(93)	(43)
Net increase (decrease) in cash and cash equivalents	(63)	17
(i) From January 1 to June 29, 2022, until the purchase of the remaining 20% shareholding of our operations in Panama (see note A.1.2.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
A.2. Joint ventures
Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our main investment in joint ventures is comprised of Honduras.
At December 31, 2023, the equity accounted net assets of our joint venture in Honduras totaled $382 million (December 31, 2022: $401 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2022: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2023, Millicom's joint venture in Honduras repatriated cash of $86 million under different forms (December 31, 2022: $85 million).
At December 31, 2023, Millicom had $68 million payable to Honduras joint venture which were mainly comprised of advances (December 31, 2022: $48 million). In addition, as of December 31, 2023, Millicom had a total receivable from Honduras joint venture of $9 million, (December 31, 2022: $13 million) mainly corresponding to other operating receivables.
Our main joint ventures are as follows:

Entity	Country	Activity	December 31, 2023 % holding	December 31, 2022 % holding
Telefonica Celular S.A. (i)	Honduras	Mobile, MFS	66.7	66.7
Navega S.A. de CV (i)	Honduras	Cable	66.7	66.7
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
On October 13, 2021, Millicom, along with its joint venture partner Bharti Airtel Limited, closed the disposal of AirtelTigo Ghana to the Government of Ghana. As part of the closing conditions, each partner committed and paid $37.5 million for the reimbursement of certain local bank facilities which had been provided for in the statement of income under the line "Loss from other joint ventures and associates, net". Millicom still owns 50% of the holding company Bharti Airtel Ghana Holdings B.V..
The carrying values of Millicom’s investments in joint ventures were as follows:
Carrying value of investments in joint ventures
The table below summarizes the movements for the year in respect of the Group’s joint ventures carrying values:

Honduras (i)
(US$ millions)
Opening balance at January 1, 2022	596
Capital increase	3
Results for the year	32
Dividends declared during the year	(35)
Currency exchange differences	(7)
Closing balance at December 31, 2022	590
Results for the year	42
Dividends declared during the year	(54)
Currency exchange differences	(2)
Closing balance at December 31, 2023	576
(i)    Includes all the companies under the Honduras group. Share of profit is recognized under ‘Share of profit in joint ventures’ in the statement of income for the year ended December 31, 2023.
At December 31, 2023 and 2022 the Group had not incurred obligations, nor made payments on behalf of the Honduras operations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
After application of the equity method, including recognizing the joint ventures’ losses, the Group applies IAS 36 to determine whether it is necessary to recognize any additional impairment loss with respect to its net investment in the joint venture.

A.2.2. Material joint ventures – Honduras, Guatemala and Ghana operations
Summarized financial information of the Honduras, Guatemala (until acquisition of the remaining 45% equity interest, see note A.1.2.) and Ghana (until disposal in 2021) operations is as follows. This information is based on amounts before inter-company eliminations.
Honduras

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	(US$ millions)
Revenue	612	586	589
Depreciation and amortization	(105)	(112)	(124)
Operating profit	124	111	99
Financial income (expenses), net	(28)	(29)	(34)
Profit before taxes	95	80	62
Tax expense	(32)	(31)	(22)
Profit for the year	63	49	40
Net profit for the year attributable to Millicom	42	32	27
Dividends and advances paid to Millicom	63	9	—
Total non-current assets (excluding goodwill)	429	404	473
Total non-current liabilities	440	384	362
Total current assets	200	182	176
Total current liabilities	223	220	305
Total net assets	(35)	(17)	(18)
Group's share in %	66.7%	66.7%	66.7%
Group's share in USD millions	(23)	(12)	(12)
Goodwill and consolidation adjustments	600	601	608
Carrying value of investment in joint venture	576	590	596

Cash and cash equivalents	47	27	39
Debt and financing – non-current	394	334	267
Debt and financing – current	28	23	73
Net cash from operating activities	162	162	166
Net cash from (used in) investing activities	(94)	(109)	(89)
Net cash from (used in) financing activities	(48)	(64)	(98)
Net (decrease) increase in cash and cash equivalents	21	(12)	(21)
Guatemala
On November 12, 2021, Millicom closed the agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala.

From January 1, to November 12, 2021
(US$ millions)
Revenue	1,379
Depreciation and amortization	(282)
Operating profit	462
Financial income (expenses), net	(40)
Profit before taxes	432
Tax expense	(99)
Profit for the year	333
Net profit for the year attributable to Millicom	183
Dividends and advances paid to Millicom	13

Net cash from operating activities	611
Net cash from (used in) investing activities	(192)
Net cash from (used in) financing activities	(406)
Exchange impact on cash and cash equivalents, net	1
Net increase (decrease) in cash and cash equivalents	13

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

AirtelTigo Ghana
Our joint investment in AirtelTigo Ghana has been disposed of in 2021. The only material effect for 2021 year's statement of income is the loss recognized on the exit financing which is further explained in note A.2..

A.2.3. Impairment of investment in joint ventures
While no impairment indicators were identified for the Group’s investments in joint ventures in 2023, according to its policy, management has completed an impairment test for its joint venture in Honduras.
The Group’s investments in Honduras operations was tested for impairment by assessing the recoverable amount (using a value in use model based on discounted cash flows) against the carrying amount. The cash flow projections used were extracted from financial budgets approved by management (refer to note E.1.6. for further details on impairment testing). Cash flows beyond this period have been extrapolated using a perpetual growth rate of 1% (2022: 1%). Discount rate used in determining recoverable amount was 11.0% (2022: 14.2%).
For the years ended December 31, 2023 and 2022, and as a result of the impairment testing described above, management concluded that the Group’s investments for its joint venture in Honduras should not be impaired.
Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient headroom exists from realistic changes to the assumptions that would not impact the overall results of the testing.

A.3. Investments in associates
Millicom has significant influence over MKC Brillant Holding GmbH (LIH). Millicom’s 35.0% investment in LIH had been fully impaired in two stages (by $40 million in 2016 and $48 million in 2017) as a result of the annual impairment test conducted back then. The impairment test performed in 2023 confirmed this conclusion. The Group accounts for associates in the same way as it accounts for joint ventures, that is, using the equity method.
In December 2022, Millicom relinquished its seat at the board of directors of Milvik AB ("Milvik") and therefore lost its significant influence in accordance with IAS 28. As a result, the Group stopped equity accounting for its investment in Milvik and classified it as a financial asset measured at fair value in accordance with IFRS 9. During 2023, the Group's investment in Milvik has been disposed of for one US dollar.

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

A.4.2. Millicom’s discontinued operations
In accordance with IFRS 5, financial information relating to discontinued operations for the years ended December 31, 2022 and 2021 is set out below. Figures shown below are after intercompany eliminations. As further explained in Note A.1.3. , the Group’s former businesses in Tanzania (sold on April 5, 2022) had been classified as discontinued operations. For the year ended December 31, 2023, the results from discontinued operations relate to operating income for $4 million. For further details on Assets held for sale, refer to note E.4.
Results from discontinued operations

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	2022	2021
	(US$ millions)
Revenue	88	357
Equipment, programming and other direct costs	(26)	(104)
Operating expenses	(27)	(131)
Other expenses linked to the disposal of discontinued operations	(11)	—
Depreciation and amortization	(21)	(83)
Other operating income (expenses), net	4	1
Gain/(loss) on disposal of discontinued operations	120	—
Operating profit (loss)	127	39
Interest income (expense), net	(12)	(36)
Other non-operating (expenses) income, net	—	(1)
Profit (loss) before taxes	116	3
Tax expense	(3)	(31)
Net profit/(loss) from discontinued operations	113	(28)

Cash flows from discontinued operations

	2022	2021
	(US$ millions)
Cash from operating activities, net	18	87
Cash from (used in) investing activities, net	(10)	(46)
Cash from (used in) financing activities, net	(9)	(35)

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

B. Performance
B.1. Revenue
Millicom’s revenue comprises sale of services from its mobile business (including Mobile Financial Services - MFS) and its fixed and other services, as well as related devices and equipment. Recurring revenue consists of monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, TV services, B2B contracts, MFS commissions and fees from other telecommunications services such as data services, short message services and other value added services. See section B.3. for details.

B.1.1. Accounting for revenue
Revenue is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.
The determination of whether or not the Group acts as principal or as an agent, when there is one or several performance obligations and the determination of the standalone selling price for contracts that involve more than one performance obligation may require significant judgment, such as when the selling price of a good or service is not readily observable. The Group determines the standalone selling price of each performance obligation in the contract in accordance to the prices that the Group would apply when selling the same services and/or telephone and equipment included in the obligation to a similar customer on a standalone basis. When standalone selling price of services and/or telephone and equipment are not directly observable, the Group maximizes the use of external input and uses the expected cost plus margin approach to estimate the standalone selling price.
The Group applies the following practical expedients foreseen in IFRS 15:
•No financial component adjustment to the transaction price whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the financing component is adjusted, if material.
•Disclosure of the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less are not disclosed).
•If the consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e, if billing corresponds to accounting revenue), the price allocated to unsatisfied performance obligations is not disclosed.
•Recognition of the incremental costs of obtaining a contract as an expense when incurred, if the amortization period of the asset that otherwise would have been recognized is one year or less.
A summary of the timing for revenue recognition from contracts with customers, is disclosed in Note B.3. and further detailed below.
Post-paid connection fees are derived from the payment of a non-refundable / one-time fee charged to customer to connect to the network (e.g. connection / installation fee). Usually,they do not represent a distinct good or service and do not give rise to a separate performance obligation and therefore revenue is recognized over the minimum contract duration. If the fee is paid by a customer without having to pay this fee again over his tenure with the Group (e.g. the customer can readily extend his contract without having to pay the same fee again), it is accounted for as a material right with revenue recognized over the customer retention period.
Post-paid mobile / cable subscription fees are recognized over the relevant enforceable/subscribed service period (recurring monthly access fees that do not vary based on usage). The service provision is usually considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognized subscription fees, which are not refunded to the customers, are fully recognized once the customer has been disconnected. Customer premise equipment (CPE), provided to customers as a prerequisite to receive the subscribed Home services until return at the end of the contract duration, do not provide benefit to the customer on their own as they do not give rise to separate performance obligations and therefore are accounted for as part of the service provided to the customers.
Bundled offers are considered arrangements with multiple deliverables or elements, which can lead to the identification of separate performance obligations. Revenue is recognized in accordance with the transfer of goods or services to customers in an amount that reflects the relative transaction price of the performance obligation.
Prepaid scratch / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. Revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as a contract liability, upon expiration of the validity period (when the portion of the contract liability relating to the expiring credit is recognized as revenue as there is no longer an obligation to provide those services).
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
Revenue from provision of Mobile Financial Services (MFS), such as commissions on peer to peer transfers, is generally recognized once the primary service has been provided to the customer. Revenue from interest earned on loans granted to customers are recognised over the period of the loan and are based on effective interest rates, with loan origination fees being treated as an adjustment to the effective interest rate.
Telephone and equipment sales are recognized as revenue once the customer obtains control of the good, that is, when the customer has the ability to direct the use and obtain substantially all of the remaining benefits from that good.
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

Revenue from contracts with customers from continuing operations:

		2023	2022	2021
$ millions	Timing of revenue recognition	Group	Group	Group
Mobile	Over time	2,949	2,916	1,963
Mobile Financial Services	Point in time	44	40	37
Fixed and other services	Over time	2,192	2,145	1,938
Other	Over time	65	69	60
Service Revenue		5,250	5,171	3,997
Telephone and equipment	Point in time	411	454	263
Revenue from contracts with customers		5,661	5,624	4,261

B.2. Expenses
The various costs and expenses incurred by the Group can be summarized as presented below. The Group recognizes and categorizes expenses by their nature as either 'equipment, programming and other direct costs' which are those more directly related to the generation of revenue or as '(Other) operating expenses and income' which are rather indirect costs. As a result, 'equipment, programming and other direct costs' specifically excludes the following costs/expense which are further detailed below and elsewhere in the consolidated financial statements:
•'Operating expenses, net' further detailed below;
•Depreciation and amortization, which are further detailed in Notes E.1.3. ‘Movements in intangible assets’, E.2.2. ‘Movements in tangible assets’ and E.3. ‘Right of use assets’.
•‘Other operating income (expenses), net’, also further detailed below.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

Equipment, programming and other direct costs

	2023	2022	2021
	(US$ millions)
Cost of telephone, equipment and other accessories	(386)	(425)	(256)
TV Content and data costs	(349)	(361)	(320)
Voice airtime and transmission costs	(234)	(261)	(202)
Bad debt and obsolescence cost	(141)	(124)	(86)
Call center costs	(72)	(84)	(90)
Transmission and other costs	(19)	(17)	(47)
Other costs	(306)	(234)	(196)
Equipment, programming and other direct costs	(1,507)	(1,506)	(1,197)

Operating expenses, net
Operating expenses incurred by the Group can be summarized as follows.

	2023	2022	2021
	(US$ millions)
Marketing expenses	(536)	(570)	(450)
Site and network maintenance costs	(322)	(310)	(233)
Employee related costs (B.4.)	(614)	(494)	(474)
External and other services	(281)	(251)	(164)
Other operating expenses	(290)	(266)	(224)
Operating expenses, net	(2,043)	(1,890)	(1,546)

Other operating income (expenses), net
The other operating income and expenses incurred by the Group can be summarized as follows:

	Notes	2023	2022	2021
		(US$ millions)
Impairment of intangible assets and property, plant and equipment	E.1., E.2.	(3)	(7)	(6)
Gain (loss) on disposals of intangible assets and property, plant and equipment		6	1	5
Reverse earn-out in respect of Zantel's acquisition (i)		—	2	11
Gain (loss) on disposal of equity investments (ii)		—	—	(15)
Other income (expenses) (iii)		8	2	10
Other operating income (expenses), net		10	(2)	5
(i)     In January 2022, Millicom received $11 million from Etisalat as earn-out income related to the purchase of Zantel in 2015. This settlement was considered as an adjusting event and recorded in 'other operating income' in the 2021 statement of income.
(ii) In June 2021, Millicom disposed of its entire stake in Helios Towers plc for a total net consideration of $163 million, triggering a net loss on disposal of $15 million recorded in the statement of income under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under "Other non-operating (expenses) income, net".
(iii) In 2021, other income (expenses) can be mainly attributed to social obligations spectrum liability derecognition in Paraguay of $4 million and reversal provision related to Ghana of $4 million. In 2023 other income is mainly attributed to contract lease modification in Colombia for $2 million and social obligation spectrum liability derecognition in Paraguay for $3 million.

B.2.1. Accounting for equipment, programming and other direct costs and operating expenses

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Equipment, programming and other direct costs
Equipment, programming and other direct costs is recorded on an accrual basis.
Incremental costs of obtaining a contract
Incremental costs of obtaining a contract, including dealer commissions, are capitalized as Contract Costs in the statement of financial position and amortized in operating expenses over the expected benefit period, which is based on the average duration of contracts with customer (see practical expedient in note B.1.1.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
B.3. Segmental information
As further detailed in the Introduction note, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica.
During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. To that end, the General Managers of the operations, which primarily reported to the Group Chief Operating Officer (COO), now directly report to the Group President and COO in the case of Guatemala and Colombia and to the Group Chief Commercial and Technology Officer in the case of the rest of the operations, who, together with the Group Chief Executive Officer (CEO) and Group Chief Financial Officer (CFO) form the ‘Chief Operating Decision Maker’ (“CODM”).
Due to these organizational changes, and considering the information now being reviewed by the CODM to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation. The Honduras joint venture - and Guatemala's joint venture up to November 12, 2021 when the acquisition of the remaining 45% equity interest was completed - is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.
Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Remuneration Committee also employs service revenue and EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and EBITDA to profit before taxes is provided below.
Before the organizational changes in the second half of 2023, the Group reported a single segment, the Group Segment. But with the new structure in place and considering the information now being reviewed by the CODM as described above, it has revised its segment presentation and information for all periods presented to separately disclose the Group's operating and reportable segments.
Capital expenditures are reconciled with notes E.1. and E.2..
Revenue, Service revenue, EBITDA, capital expenditures and other segment information for the years ended December 31, 2023, 2022 and 2021, are shown on the below:

December 31, 2023	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,339	1,268	669	601	572	544	847	5,842	(591)	5,250
Telephone and equipment revenue	225	45	50	11	39	24	55	450	(39)	411
Revenue	1,564	1,313	719	613	612	568	902	6,292	(631)	5,661
Inter-segment revenue	8	3	2	—	5	3	7	28	n/a	n/a
Revenue from external customers	1,556	1,311	717	613	607	565	895	6,264	n/a	n/a
EBITDA(ii)	807	420	296	224	272	236	352	2,609	(498)	2,111
Capital expenditures (iii)	183	161	100	92	103	97	148	883	(73)	809
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
(iii)    Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions can be reconciled with notes E.1.3.. and E.2.2.for amounts of $116 million and $693 million respectively (2022: $150 million and $823 million, respectively).
(iv)    Includes intercompany eliminations, unallocated items and Honduras as a joint venture.
(v)    Includes our operations in El Salvador, Nicaragua and Costa Rica.

December 31, 2022	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,373	1,253	624	608	549	530	801	5,739	(568)	5,171
Telephone and equipment revenue	245	83	27	13	37	26	60	491	(37)	454
Revenue	1,618	1,335	651	621	586	556	861	6,230	(605)	5,624
Inter-segment revenue	8	4	2	—	4	2	7	28	n/a	n/a
Revenue from external customers	1,611	1,331	649	621	582	554	854	6,202	n/a	n/a
EBITDA(ii)	857	404	298	242	262	245	330	2,638	(409)	2,228
Capital expenditures (iii)	197	277	106	124	78	107	138	1,028	(55)	973

December 31, 2021	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,365	1,319	608	612	548	526	762	5,739	(1,741)	3,997
Telephone and equipment revenue (i)	236	95	25	12	41	30	66	503	(240)	263
Revenue	1,601	1,414	633	623	589	555	827	6,242	(1,982)	4,261
Inter-segment revenue	7	4	2	—	4	2	8	27	n/a	n/a
Revenue from external customers(ii)	1,593	1,409	631	623	586	553	820	6,216	n/a	n/a
EBITDA(ii)	857	441	281	249	259	242	310	2,640	(1,123)	1,517
Capital expenditures (iii)	197	318	128	119	81	114	154	1,111	(188)	922

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Reconciliation of EBITDA for reportable segments to the Group Profit before taxes:

(US$ millions)	2023	2022	2021
EBITDA for reportable segments	2,609	2,638	2,640
Depreciation	(978)	(999)	(804)
Amortization	(360)	(345)	(310)
Share of profit in joint venture	42	32	210
Other operating income (expenses), net	10	(2)	5
Interest and other financial expenses	(712)	(617)	(495)
Interest and other financial income	28	18	23
Revaluation of previously held interests in Guatemala	—	—	670
Other non-operating (expenses) income, net	36	(78)	(49)
Profit (loss) from other joint ventures and associates, net	(3)	—	(40)
Honduras as joint venture	(272)	(262)	(259)
Unallocated expenses and other reconciling items (i)	(225)	(148)	(864)
Profit before taxes from continuing operations	175	238	728
(i) The unallocated expenses are primarily related to centrally managed costs.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
B.4. People
Number of permanent employees

	2023	2022	2021
Subsidiaries (i)	15,742	18,534	19,749
Joint ventures (ii)	785	912	938
Total	16,527	19,446	20,687
(i)    Emtelco (subsidiary of UNE EPM Telecomunicaciones S.A.) headcount are excluded from this disclosure and any internal reporting because their costs are classified as direct costs and not employee related costs. Includes Guatemala for 2021.
(ii)    Only Honduras for 2023, 2022 and 2021.

	Notes	2023	2022	2021
		(US$ millions)
Wages and salaries		(463)	(372)	(361)
Social security		(73)	(69)	(66)
Share based compensation	B.4.1.	(52)	(29)	(16)
Pension and other long-term benefit costs	B.4.2.	(3)	(2)	(6)
Other employees related costs		(24)	(22)	(25)
Total		(614)	(494)	(474)
Restructuring Costs
Millicom is currently implementing a cost reduction project called 'Everest' with a focus on efficiency improvements. In 2023, Millicom recorded $87 million of severance costs and other redundancies (including the acceleration of share-based compensation and consulting costs related to this cost reduction project)..

B.4.1. Share-based compensation
1.Equity-settled
Millicom shares granted to management and key employees includes share-based compensation in the form of long-term share incentive plans. Since 2016, Millicom has two types of annual plans, a performance share plan (PSP) and a deferred share plan (DSP). The different plans are further detailed below.
Cost of share-based compensation

	2023	2022	2021
	(US$ millions)
2019 incentive plans	—	—	3
2020 incentive plans	—	(3)	(3)
2021 incentive plans	(10)	(11)	(17)
2022 incentive plans	(10)	(15)	—
2023 incentive plans	(32)	—	—
Total share based compensation	(52)	(29)	(17)
Deferred share plan
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
Performance share plan (up to the 2020 plan)
Shares granted under this performance share plan vest at the end of the three-year period, subject to performance conditions, 25% based on Relative Total Shareholder Return (“Relative TSR”), 25% based on the achievement of the Service Revenue target measured on a 3-year CAGRs from year one to year three of the plan (“Service Revenue”) and 50% based on the achievement of the Operating Free Cash Flow (“Operating Free Cash Flow”) target measured on a 3-year CAGRs from year one to year three of the plan. From 2020

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 onwards, the Operating Free Cash Flow target has been redefined to consider payments made in respect of leases. As a result, the target is since then the Operating Free Cash Flow after Leases ("OFCFaL").
Performance share plan (for plans issued from 2021)
Shares granted under this performance share plan generally follow the same rules as for previous performance share plans. However, for LTI 2021 plan, Millicom had added a time vesting Restricted Stock Units (“RSU’s”)(LTI 2021: 35%) that will be vesting at the end of three years depending on satisfactory service condition. RSU's have been removed from the plan rules from 2022. For LTI 2023 plan, Millicom had added an environmental, social and governance metric ("ESG") (LTI 2023: 10%).
The Service Revenue (LTI 2023: 30%; LTI 2022: 30%; LTI 2021: 15%) and Operating Cash Flow after Leases ("OCFaL") (LTI 2023: 50%; LTI 2022: 50%; LTI 2021: 30%) performance conditions are no longer measured based on a CAGR but on the actual cumulative achievement against the 3-year cumulative targets to better reflect the performance over the three-year period rather than simply the end point as is the case with a CAGR target. The Relative TSR (LTI 2023: 10%; LTI 2022: 20%; LTI 2021: 20%) is measured over the 10 trading days before / after December 31 of the last year of the corresponding three-year measurement period.
Assumptions and fair value of the shares under the TSR portion(s)
For the performance share plans, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Share fair value (in US$)
Performance share plan 2023 (Relative TSR)	4.66	0.00	52.88	2.82	31.13
Performance share plan 2022 (Relative TSR)	2.01	0.00	47.94	2.80	29.12
Performance share plan 2021 (Relative TSR)	0.29	1.28	46.28	2.82	52.99
Performance share plan 2020 (Relative TSR)	0.61	1.47	24.54	2.93	55.66
Performance share plan 2019 (Relative TSR)	(0.24)	3.01	26.58	2.93	49.79
(i) Historical volatility retained was determined on the basis of a three-year historic average.
The cost of the long-term incentive plans which are conditional on market conditions is calculated as follows: Fair value (market value) of shares at grant date (as calculated above) x number of shares expected to vest.
The cost of these plans is recognized, together with a corresponding increase in equity (equity settled transaction reserve), over the period in which the performance and/or employment conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award. Adjustments are made to the expense recorded for forfeitures, mainly due to management and employees leaving Millicom. Non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Plan awards and shares expected to vest

	2023 plans		2022 plans		2021 plans		2020 plans
	PSP	DSP	PSP	DSP	PSP	DSP	PSP	DSP
			(number of shares)
Initial shares granted	818,842	2,375,143	306,641	865,862	451,363	536,890	341,897	370,131
Additional shares granted(i)	—	—	—	47,588	—	5,824	—	5,928
Effect of the Right Offering(ii)	—	—	83,926	227,947	115,575	93,375	20,862	32,526
Revision for forfeitures	(101,108)	(51,309)	(52,623)	(54,595)	(63,624)	(45,747)	—	(41,791)
Total before issuances	717,734	2,323,834	337,944	1,086,802	503,314	590,342	362,759	366,794
Shares issued in 2020	—	—	—	—	—	—	—	(3,571)
Shares issued in 2021	—	—	—	—	(1,121)	(5,760)	—	(113,653)
Shares issued in 2022	—	—	—	(13,957)	(2,071)	(160,596)	—	(100,362)
Shares issued in 2023	(31,124)	(354,331)	(29,885)	(476,256)	(120,419)	(234,157)	—	(149,208)
Performance conditions not met	—	—	—	—	—	—	(362,759)	—
Shares still expected to vest	686,610	1,969,503	308,059	596,589	379,703	189,829	—	—
Estimated cost over the vesting period (US$ millions)	11	42	6	20	18	19	—	—
(i)    Additional shares granted represent grants made for new joiners and/or as per CEO contractual arrangements.
(ii)     In 2022, as per plan rules, additional shares have been granted to all participants for unvested plans as a result of the effect of the right offering (see note C.1. ).

2.Cash-settled
In 2021, and in the light of the impact on future LTI awards as a consequence of the impact of COVID-19 on the Group's business, the Board awarded a one-time Retention Plan to a selected group of executives, including the CEO and CFO. The plan is based on Market Stock Units (“MSU”) and is a performance-based scheme where the outcome is dependent on the share price at the time of vesting. The number of MSUs granted to each participant was determined on the basis of a share price at inception of $33.83 for Tranche 2022 and $36.90 for Tranche 2023 (targets consider that Millicom share price at grant date - $30.75 - would appreciate 10% for Tranche 2022 and 20% for tranche 2023 from the grant price). The aforementioned share prices and number of units granted have been amended as a result of the effect of the right offering (see note C.1. ). At the vesting date, the value of the MSU were determined by the 30-trading day average share price ended on September 30, 2022 for Tranche 2022, and the 30-trading day average share price ended on June 30, 2023 for Tranche 2023. For each Tranche, the payment is made in cash 12 months after those dates, provided the participant is still employed (subject to limited allowances for good leavers). For every participant, payment is capped at 150% of their Target MSU Award Value set up for each Tranche. Participants of the Retention Plan were required to forfeit their awards under the LTI plans 2019 and 2020 in respect of the Financial targets (Service Revenue and Operating Cash flow growths), provided that the TSR component will continue to be active for these schemes. During 2023, Tranche 2022 has been paid out to participants for a total cash amount of $1.15 million.

The MSU is a cash-settled share-based payment plan and Millicom measures the services acquired over the relevant service period and the liability incurred at the fair value of the liability. Until the liability is settled, Millicom is required to remeasure the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in value recognised the statement of income.
As of December 31, 2023 and 2022, the fair value of the liability amounts to $1 million and $2 million, respectively, and was determined by using Millicom's share price (using a Black-Scholes model would not result in material differences). The related cost for the years ended December 31, 2023 and 2022, amounts to an expense of $1 million (as a result of the share price decrease over the year) and a credit of $1 million, respectively.

B.4.2. Pension and other long-term employee benefit plans
Pension plans
The pension plans apply to employees who meet certain criteria (including years of service, age and participation in collective agreements).
Pension and other similar employee related obligations can result from either defined contribution plans or defined benefit plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity and no further

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 payment obligations exist once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in future payments is available.
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
At December 31, 2023, the defined benefit obligation liability amounting to $51 million (2022: $37 million), increased mainly related to interest cost ($5 million) and currency translation effect ($10 million), and payments expected in the plans in future years totals $100 million (2022: $77 million). The average duration of the defined benefit obligation at December 31, 2023 is 4 years (2022: 4 years). The termination plans apply to employees that joined UNE prior to December 30, 1996. The level of payments depends on the number of years in which the employee has worked before retirement or termination of their contract with UNE.
Except for the UNE pension plan described above, there are no other significant defined benefits plans in the Group.

B.4.3. Directors and executive management
The remuneration of the members of the Board of Directors comprises an annual fee and shares. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at their Annual General Meeting (AGM).
Remuneration charge for the non-executive Directors of the Board (gross of withholding tax)

	2023	2022	2021
	(US$ ’000)
Chairperson	315	315	300
Other non-executive directors of the Board	1,360	1,408	1,338
Total (i)	1,675	1,723	1,638

Shares beneficially owned by the non-executive Directors

	2023	2022
	(number of shares)
Chairperson	—	43,891
Other non-executive directors of the Board	94,718	152,298
Total (i)	94,718	196,189
(i)Cash compensation is denominated in USD. Share based compensation is based on the market value of Millicom shares on the corresponding AGM date (2023: in total 42,141shares; 2022: in total 41,167 shares; 2021: in total 24,737 shares. Net remuneration comprised 75% in shares and 25% in cash (SEK) (2022: 73% in shares and 27% in cash; 2021: 73% in shares and 27% in cash).
The remuneration of executive management of Millicom comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. Bonus and share based compensation plans (see note B.4.1.) are based on actual and future performance. Share based compensation is granted once a year by the Compensation and Talent Committee of the Board. If the employment of Millicom’s senior executives is terminated, severance of up to 12 months’ salary is potentially payable.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
The annual base salary and other benefits of the Chief Executive Officer (CEO) and the Executive Vice Presidents (Executive team) are proposed by the Compensation and Talent Committee and approved by the Board.
Remuneration charge for the Executive Team

	Mr. Mauricio Ramos	Mr. Sheldon Bruha	Other Executive Team Members (6 members) (i)
	(US$ ’000)
2023
Base salary	1,225	644	3,034
Bonus	1,249	493	1,525
Pension	293	173	727
Other benefits	88	140	301
MSU (amount earned)	—	—	—
Termination benefits	—	—	804
Total before share based compensation	2,856	1,450	6,391
Share based compensation(ii)	11,831	2,449	7,383
Total	14,687	3,898	13,774

	Mr. Mauricio Ramos	Mr. Sheldon Bruha	Mr. Tim Pennington	Other Executive Team Members (5 members) (i)
	(US$ ’000)
2022
Base salary	1,216	598	581	2,883
Bonus	1,650	541	—	2,044
Pension	287	144	87	663
Other benefits	82	67	40	312
MSU (amount earned)	373	—	67	174
Termination benefits	—	—	877	—
Total before share based compensation	3,608	1,351	1,653	6,076
Share based compensation(ii)	5,567	688	888	4,927
Total	9,175	2,039	2,540	11,004

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	Mr. Mauricio Ramos	Mr. Tim Pennington	Other Executive Team Members (5 members) (i)
	(US$ ’000)
2021
Base salary	1,185	708	2,783
Bonus	2,164	969	2,718
Pension	284	106	652
Other benefits	88	46	791
MSU (amount earned)	991	198	545
Total before share based compensation	4,712	2,027	7,489
Share based compensation(ii)	7,914	1,652	5,383
Total	12,626	3,679	12,872
(i)    'For 2023, 'Other Executives' includes compensation paid to Mr. Maxime Lombardini (who joint the Group in September 2023). For 2023, 2022 and 2021, Other Executives' includes also compensation paid to Mr. Esteban Iriarte, former Chief Operating Officer (departed in May, 2023) and Ms Susy Bobenrieth (departed in December, 2023).
(ii)    See note B.4.1. for further details on share-based compensation. Calculated based on the closing Millicom share price on the Nasdaq in the US at the grant date. 1,132,654 and 916,219 were awarded in 2023 to Mauricio Ramos, Sheldon Bruha and the Executive Team (2022: 290,049 and 338,171, respectively; 2021: 196,904 and 211,578, respectively).

Share ownership and unvested share awards granted from Company equity plans to the Executive team

	CEO	Executive team	Total
	(number of shares)
2023
Share ownership (vested from equity plans and otherwise acquired)	459,948	259,694	719,642
Share awards not vested	1,082,451	490,736	1,573,187
2022
Share ownership (vested from equity plans and otherwise acquired)	426,607	297,061	723,668
Share awards not vested	519,006	593,765	1,112,771
B.5. Other non-operating (expenses) income, net
Non-operating items mainly comprise changes in fair value of derivatives and the impact of foreign exchange fluctuations on the results of the Group.

	Note	2023	2022	2021
		(US$ millions)
Change in fair value of derivatives	C.7.2.	4	12	3
Change in fair value in investment in Milvik (i)		—	(6)	—
Change in fair value in investment in HT (ii)	C.7.3.	—	—	18
Change in value of call option asset and put option liability (iii)	C.7.4.	(2)	(1)	(31)
Exchange gains (losses), net		31	(84)	(42)
Other		3	1	2
Total other non-operating (expenses) income, net		36	(78)	(49)
(i) (Milvik) Please see note A.3.
(ii) In June 2021, Millicom disposed of its entire stake in Helios Towers (HT) for a total net consideration of $163 million, triggering a net loss on disposal of $15 million recorded in the statement of income under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under "Other non-operating (expenses) income, net"

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
(iii) Until June 29, 2022, date on which the non-controlling shareholders of Tigo Panama exercised their put option right to sell their remaining 20% shareholding to Millicom (see note A.1.2.).
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

B.6. Taxation
B.6.1. Income tax expense
Tax mainly comprises income taxes of subsidiaries and withholding taxes on intra-group dividends and royalties for use of Millicom trademarks and brands. Millicom operations are in jurisdictions with income tax rates of 10% to 35% levied on either revenue or profit before income tax (2022: 10% to 35%; 2021: 10% to 35%). Income tax relating to items recognized directly in equity is also recognized in equity.
Income tax charge

	2023	2022	2021
	(US$ millions)
Income tax (charge) credit
Withholding tax	(81)	(70)	(56)
Other income tax relating to the current year	(170)	(165)	(106)
Adjustments in respect of prior years	(10)	(39)	(13)
Total	(261)	(274)	(175)
Deferred tax (charge) credit
Origination and reversal of temporary differences	44	168	72
Effect of change in tax rates	1	—	29

Tax income (expense) before valuation allowances	45	168	101
(Increase)/decrease in unrecognised deferred tax assets and impairment(i)	(209)	(114)	(81)
Total	(164)	54	20
Adjustments in respect of prior years	1	(2)	(3)
	(163)	52	17
Tax (charge) credit on continuing operations	(424)	(222)	(158)
Tax (charge) credit on discontinuing operations	—	(3)	(31)
Tax expense	(424)	(225)	(189)
(i) Mainly due to the impairment of tax credits and deferred tax assets, resulting from the application of IAS12 over their recognition.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Reconciliation between the tax expense and tax at the weighted average statutory tax rate is as follows:
Income tax calculation

	2023			2022			2021
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(US$ millions)
Profit before tax	175	4	179	238	116	354	728	3	731
Tax at the weighted average statutory rate	(27)	(1)	(28)	(47)	(27)	(74)	(153)	(1)	(154)
Effect of:
Items taxed at a different rate	10	—	10	37	—	37	9	—	9
Change in tax rates on deferred tax balances	1	—	1	—	—	—	29	—	29
Expenditure not deductible and income not taxable	(121)	1	(120)	1	26	27	83	(4)	79
Unrelieved withholding tax	(80)	—	(80)	(68)	—	(68)	(55)	—	(55)
Accounting for associates and joint ventures	13	—	13	9	—	9	41	—	41
Movement in deferred tax on unremitted earnings	(2)	—	(2)	1	—	1	(15)	—	(15)
Unrecognized deferred tax assets and impairment of deferred tax assets	(209)	—	(209)	(114)	(2)	(116)	(138)	(6)	(144)
Recognition of previously unrecognized deferred tax assets	—	—	—	—	—	—	57	—	57
Adjustments in respect of prior years	(9)	—	(9)	(41)	—	(41)	(16)	(20)	(36)
Tax expense	(424)	—	(424)	(222)	(3)	(225)	(158)	(31)	(189)
Weighted average statutory tax rate	15.4%		15.6%	19.7%		20.9%	21.0%		21.1%
Effective tax rate	242.3%		236.9%	93.3%		63.6%	21.7%		25.9%
Tax expense increase from December 31, 2022, is mainly due to the impairment of tax credits and deferred tax assets in Colombia, resulting from the application of IAS12 over their recognition.

B.6.2. Current tax assets and liabilities
Current tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the statement of financial position date.

B.6.3. Deferred tax

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
Deferred tax

	Fixed assets	Unused tax losses	Unremitted earnings	Other	Offset	Total
	(US$ millions)
Balance at December 31, 2021	(130)	156	(26)	(34)	—	(34)
Deferred tax assets	97	156	—	162	(235)	180
Deferred tax liabilities	(227)	—	(26)	(196)	235	(214)
Balance at December 31, 2021	(130)	156	(26)	(34)	—	(34)
Transfers to Assets Held for Sale	57	—	—	(9)	—	48
(Charge)/credit to income statement	29	(131)	1	153	—	52
Charge to Other Comprehensive Income	—	—	—	1	—	1
Exchange differences	—	(3)	—	(8)	—	(11)
Balance at December 31, 2022	(44)	22	(25)	103	—	56
Deferred tax assets	109	22	—	104	(31)	204
Deferred tax liabilities	(153)	—	(25)	(1)	31	(148)
Balance at December 31, 2022	(44)	22	(25)	103	—	56
(Charge)/credit to income statement	(92)	(24)	(2)	(47)	—	(165)
Charge to Other Comprehensive Income	—	—	—	(1)	—	(1)
Reclassification from other accounts (i)	96	—	—	—	—	96
Exchange differences	7	2	1	4	—	14
Balance at December 31, 2023	(33)	—	(26)	60	—	1
Deferred tax assets	88	—	—	64	(11)	141
Deferred tax liabilities	(121)	—	(26)	(4)	11	(140)
Balance at December 31, 2023	(33)	—	(26)	60	—	1
(i) Reclassification of certain tax credits from current tax assets to deferred tax assets in Colombia, resulting from the application of IAS12.

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	Fixed assets	Unused tax losses	Other	Total
	(US$ millions)
At December 31, 2023	122	5,623	518	6,263
At December 31, 2022	90	5,535	71	5,696
Unrecognized tax losses carryforward related to continuing operations expire as follows:

	2023	2022
	(US$ millions)
Expiry:
Within one year	1	—
Within one to five years	15	3
After five years	1,612	1,598
No expiry	3,995	3,934
Total	5,623	5,535
The Group has unrecognized tax losses in the following jurisdictions:

	2023	2022
Jurisdiction:	(US$ millions)
Luxembourg	5,108	5,197
Colombia	479	222
Sweden	16	16
Panama	12	—
The Netherlands	3	4
Bolivia	3	2
Curacao	1	94
United Kingdom	1	—
Unrecognized tax losses	5,623	5,535
The aforementioned tax losses have not been recognized due to the remote possibility of utilizing all or portion of the total amount available in application of IAS 12.
With effect from 2017, Luxembourg tax losses incurred may be carried forward for a maximum of 17 years. Losses incurred before 2017 may be carried forward without limitation of time.
At December 31, 2023, Millicom had $672 million of unremitted earnings of Millicom operating subsidiaries for which no deferred tax liabilities were recognized (2022: $640 million; 2021: $725 million). Except for intragroup dividends to be paid out of 2023 profits in 2024 for which deferred tax of $26 million (2022: $25 million; 2021 $26 million) has been provided, it is anticipated that intra-group dividends paid in future periods will be made out of profits of future periods.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
Net profit/(loss) used in the earnings (loss) per share computation

	2023	2022	2021(ii)
	(US$ millions)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(86)	64	618
Net profit (loss) attributable to equity holders from discontinued operations	4	113	(28)
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	(82)	177	590

in thousands
Weighted average number of ordinary shares for basic earnings per share	171,397	139,049	128,571
Effect of dilutive share-based compensation plans	—	640	549
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	171,397	139,690	129,120

	(U.S. dollars)
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	(0.50)	0.46	4.81
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.02	0.81	(0.22)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	(0.48)	1.27	4.59
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	(0.50)	0.46	4.79
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.02	0.81	(0.22)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	(0.48)	1.27	4.57
(i) For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share. As a result, for years in which the Group has reported net loss, diluted net loss per share is the same as the basic net loss per share, because dilutive ordinary shares are not assumed to have been issued if their effect is anti-dilutive. Accordingly, 1,433 thousand potential ordinary shares as a result of share-based compensation plans were not considered in 2023 EPS as their impact was anti-dilutive.
(ii) As required by IAS 33 ‘Earnings per share’ the impact of the bonus element included within the rights offering (see note C.1. ) has been included in the calculations of the basic and diluted earnings per share for 2022 and comparative figures have been re-presented accordingly.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 any directly attributable incremental costs and the related income tax effects is included in equity attributable to the Company’s equity holders.
Share capital, share premium

	2023	2022
Authorized and registered share capital (number of shares)	200,000,000	200,000,000
Subscribed and fully paid up share capital (number of shares)	172,096,305	172,096,305
Par value per share	1.50	1.50
Share capital (US$ millions)	258	258
Share premium (US$ millions)	1,076	1,085
Total (US$ millions)	1,334	1,343
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
As a result, the Rights Offering resulted in the issuance of 70,357,088 new shares, which increased the number of outstanding shares in Millicom from 101,739,217 to 172,096,305. The share capital also increased by $106 million to $258 million from $153 million. The remaining $611 million had been allocated to the Group's share premium account.
Other equity reserves

	Legal reserve	Equity settled transaction reserve	Hedge reserve	Currency translation reserve	Pension obligation reserve	Total
	(US$ millions)
As of January 1, 2021	16	50	(19)	(605)	(4)	(562)
Share based compensation	—	18	—	—	—	18
Issuance of shares with respect to LTIPs	—	(25)	—	—	—	(25)
Remeasurements of post-employment benefit obligations	—	—	—	—	2	2
Cash flow hedge reserve movement	—	—	14	—	—	14
Currency translation movement	—	—	1	(41)	—	(41)
As of December 31, 2021	16	43	(3)	(646)	(3)	(593)
Share based compensation	—	25	—	—	—	25
Issuance of shares with respect to LTIPs	—	(17)	—	—	—	(17)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	8	—	1	9
Currency translation movement	—	—	—	20	—	20
As of December 31, 2022	16	51	5	(626)	(4)	(559)
Share based compensation	—	50	—	—	—	50
Issuance of shares with respect to LTIPs	—	(40)	—	—	—	(40)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Transfer to legal reserves	2	—	—	—	—	2
Cash flow hedge reserve movement	—	—	(7)	—	—	(7)
Currency translation movement	—	—	—	56	—	56
As of December 31, 2023	18	61	(2)	(571)	(6)	(500)

C.1.1. Legal reserve

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
If Millicom International Cellular S.A. reports an annual net profit on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. In 2023, the AGM approved an allocation to the legal reserve for an amount of $1.9 million as a result of the capital increase which took place in 2022. No allocation was required in 2021 or 2022 as the 10% minimum level had been reached in 2011.

C.1.2. Equity settled transaction reserve
The cost of long-term share incentive plans ("LTIPs ")is recognized as an increase in the equity-settled transaction reserve over the period in which the performance and/or service conditions are rendered. When shares under the LTIPs vest and are issued the corresponding reserve is transferred to share premium.

C.1.3. Hedge reserve
The effective portions of changes in value of cash flow hedges are recorded in the hedge reserve (see note C.1. ).

C.1.4. Currency translation reserve
The currency translation reserve includes foreign exchange gains and losses arising from translations of subsidiaries (joint ventures and associates) with functional currencies different to US dollar. Their relevant financial position captions are translated to US dollars using the closing exchange rate; while their relevant statement of income captions are translated to US dollars at monthly average exchange rates during the year. When the Group disposes of or loses control or significant influence over a foreign operation, exchange differences that were recorded in equity are recognized in the consolidated statement of income as part of gain or loss on sale or loss of control and/or significant influence.

C.2. Dividend distributions
No dividend distributions were made in the last three years as the Group pivoted its shareholder's remuneration strategy to share buybacks.
In addition, the ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. At December 31, 2023, $491 million (December 31, 2022: $472 million; December 31, 2021: $486 million) of Millicom’s retained profits represent statutory reserves that are unavailable to be distributed to owners of the Company.

C.3. Debt and financing

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Debt and financing by type (i)

	Note	2023	2022
		(US$ millions)
Debt and financing due after more than one year
Bonds	C.3.1.	4,638	4,879
Banks	C.3.2.	1,832	1,776
Other financing (ii)		38	30
Total non-current financing		6,508	6,686
Less: portion payable within one year		(32)	(61)
Total non-current financing due after more than one year		6,476	6,624
Debt and financing due within one year
Bonds	C.3.1.	111	101
Banks	C.3.2.	59	18
Other financing		18	—
Total current debt and financing		188	119
Add: portion of non-current debt payable within one year		32	61
Total		221	180
Total debt and financing		6,697	6,804
(i)    See note D.1.1.. for further details on maturity profile of the Group debt and financing.
(ii) In July 2018, the Company issued a COP144,054.5 million /$50 million bilateral facility with IIC (Inter-American Development Bank) for a USD indexed to COP Note. The note bears interest at 9.450% p.a.. This COP Note is used as net investment hedge of the net assets of our operations in Colombia.

Debt and financing by location

	2023	2022
	(US$ millions)
Millicom International Cellular S.A. (Luxembourg)	2,388	2,573
Guatemala	1,463	1,465
Colombia	713	605
Paraguay	665	678
Bolivia	246	260
Panama	759	773
Costa Rica	142	128
El Salvador	174	173
Nicaragua	148	147
Total debt and financing	6,697	6,804
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
C.3.1. Bond financing
Bond financing

	Note	Country	Maturity	Interest Rate %	2023	2022
					(US$ millions)
SEK Variable Rate Notes	1	Luxembourg	2024	STIBOR (i) + 2.350%	—	191
SEK Variable Rate Notes	1	Luxembourg	2027	STIBOR (i) + 3.000%	222	214
USD 4.500% Senior Notes	2	Luxembourg	2031	4.500%	766	779
USD 6.625% Senior Notes	3	Luxembourg	2026	6.625%	147	147
USD 6.250% Senior Notes	4	Luxembourg	2029	6.250%	671	670
USD 5.125% Senior Notes	5	Luxembourg	2028	5.125%	446	446
USD 5.875% Senior Notes	6	Paraguay	2027	5.875%	507	508
PYG 8.750% Notes (tranche A)	6	Paraguay	2024	8.750%	16	16
PYG 9.250% Notes (tranche B)	6	Paraguay	2026	9.250%	7	7
PYG 10.000% Notes (tranche C)	6	Paraguay	2029	10.000%	9	9
PYG 9.250% Notes (tranche D)	6	Paraguay	2026	9.250%	1	1
PYG 10.000% Notes (tranche E)	6	Paraguay	2029	10.000%	3	3
PYG 9.250% Notes (tranche F)	6	Paraguay	2027	9.250%	2	2
PYG 10.000% Notes (tranche G)	6	Paraguay	2030	10.000%	3	3
PYG 6.000% Notes (tranche H)	6	Paraguay	2026	6.000%	13	13
PYG 6.700% Notes (tranche I)	6	Paraguay	2028	6.700%	20	19
PYG 7.500% Notes (tranche J)	6	Paraguay	2031	7.500%	22	22
BOB 5.800% Notes	7	Bolivia	2026	5.800%	29	35
BOB 4.850% Notes	7	Bolivia	2023	4.850%	—	14
BOB 3.950% Notes	7	Bolivia	2024	3.950%	7	14
BOB 4.600% Notes	7	Bolivia	2024	4.600%	20	41
BOB 4.300% Notes	7	Bolivia	2029	4.300%	13	15
BOB 4.700% Notes	7	Bolivia	2024	4.700%	10	21
BOB 5.300% Notes	7	Bolivia	2026	5.300%	6	8
BOB 5.000% Notes	7	Bolivia	2026	5.000%	42	48
BOB 6.000% Notes	7	Bolivia	2028	6.000%	57	—
UNE Bond 2 (tranches A and B)	8	Colombia	2023	CPI (ii) + 4.76%	—	31
UNE Bond 3 (tranche A)	8	Colombia	2024	+9.35%	42	33
UNE Bond 3 (tranche B)	8	Colombia	2026	CPI (ii) + 4.15%	66	53
UNE Bond 3 (tranche C)	8	Colombia	2036	CPI (ii) + 4.89%	33	26
UNE Bond 6.600%	8	Colombia	2030	6.600%	39	31
UNE Bond 4 (tranche A)	8	Colombia	2028	5.560%	30	24
UNE Bond 4 (tranche B)	8	Colombia	2031	CPI (ii) +2.61%	74	59
UNE Bond 4 (tranche C)	8	Colombia	2036	CPI (ii) + 3.18%	22	18
UNE Bond 7 (tranche A)	8	Colombia	2026	CPI + 8.10%	3	—
UNE Bond 7 (tranche B)	8	Colombia	2027	CPI + 8.25%	4	—
USD 4.500% Senior Notes	9	Panama	2030	4.500%	575	589
USD 5.125% Senior Notes	10	Guatemala	2032	5.125%	823	870
Total bond financing					4,750	4,980
(i)    STIBOR – Swedish Interbank Offered Rate.
(ii)    CPI - Colombian Consumer Price Index

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Luxembourg
(1)    SEK Notes
In May 2019, MIC S.A. completed its offering of a SEK 2 billion floating rate senior unsecured sustainability bond due 2024 (the "2024 SEK bond"). The bond carried a floating coupon of 3-month Stibor+235bps. The Notes were redeemed in full on June 8, 2023 and cost of issuance fully amortized, accordingly. The 2024 SEK bond was swapped with various banks to hedge its principal and interest rate exposure, pursuant to which it effectively paid fixed-rate coupons in US dollars between 4.990% and 4.880%. The Group settled the swaps on the same date for $23 million.
On January 10, 2022, Millicom placed a SEK 2.2 billion floating rate senior unsecured sustainability bond due on 2027 (the "2027 SEK bond") carrying a floating coupon priced at 3-month Stibor+300bps. Costs of issuance of $2.4 million is amortized over the five year life of the bond (the effective interest rate is 3.23%). The 2027 SEK bond is swapped to US dollars to hedge the exchange risk of its principal and interest payments (see D.1.2.).
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
In November and December 2023, Millicom repurchased some of the 2031 USD 4.500% Senior Notes on the open market for a total amount of $12 million. The difference with their carrying value of $16 million has been recognized as financial income. The corresponding Notes have subsequently been cancelled.
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
(4)    (2029) USD 6.250% Senior Notes
In March 2019, MIC S.A. issued $750 million of 6.250% notes due 2029. The notes bear interest at 6.250% p.a., payable semi-annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. The net proceeds were used to finance, in part, the completed Telefónica CAM Acquisitions. Costs of issuance of $8.2 million are amortized over the ten-year life of the notes (the effective interest rate is 6.360%). On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. See above.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
Between June 2019 and February 2020, Telecel registered and completed the issuance of a bond program for PYG 300,000 million (approximately $41 million using December 31, 2023 exchange rate) program on the Paraguayan stock market, launched in different series from 5 years to 10 years.
On October 1, 2021, Telecel issued another PYG 400,000 million bond (approximately $54 million using December 31, 2023 exchange rate) in three series with fixed interest rates between 6% to 7.5% and a repayment period from 5 to 10 years.
Bolivia
(7)    BOB Notes
In November 2015, Telefónica Celular de Bolivia S.A. issued a BOB 696 million (approximately $100 million) of notes in two series, series A for BOB 104.4 million (approximately $15 million), with a fixed annual interest rate of 4.050%, maturing in August 2020 and series B for BOB 591.6 million (approximately $85 million) with a fixed annual interest rate of 4.850%, maturing in August 2023. The bond has coupon with interest payable semi-annually in arrears in March and September during the first two years, thereafter each February and August. The effective interest rate is 4.840%. These bonds are listed on the Bolivia Stock Exchange. In January 2023, Telefónica Celular de Bolivia S.A. fully repaid the 4.850% notes which were due in August 2023.
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
In July 2019 Telefónica Celular de Bolivia S.A issued two bonds one for BOB 420 million (approximately $61 million) with a 5.000% coupon maturing on August 2026 and another one for BOB 280 million (approximately $40 million) with a 4.600% coupon maturing on August 2024. Interest payments are semiannual and both bonds are listed on the Bolivia Stock Exchange.
In December 2020, Telefónica Celular de Bolivia S.A. issued BOB 345 million (approximately $50 million) senior notes which were priced at 5.800% due in 2026.
In November 2023, Tigo Bolivia issued a 6.00% local bond for an amount of BOB 387.5m (approximately $56 million at the time of the transaction) which is due in July 2028 to refinance some debt repayments, finance capex and general corporate purposes.
Colombia
(8)    UNE Bonds
In May 2011, UNE EPM Telecomunicaciones S.A. ("UNE") issued a COP300 billion (approximately $126 million) bond consisting of two equal tranches with five and twelve-year maturities. Interest rates are variable and depend on the tranche. Tranche A had variable interest, based on CPI, in Colombian peso and paid in Colombian peso. Tranche B bears variable interest, based on CPI, in Colombian peso and paid in Colombian peso. UNE applied the proceeds to finance its investment plan. Tranche A matured in October 2016 and tranche B was repaid in December 2023.
In May 2016, UNE issued a COP540 billion bond (approximately $176 million) consisting of three tranches (approximately $52 million, $83 million and $41 million respectively). Interest rates are either fixed or variable depending on the tranche. Tranche A bears fixed interest at 9.350%, while tranche B and C bear variable interest, based on CPI, (respective margins of CPI + 4.150% and

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
On January 5, 2023, UNE issued a COP230 billion (approximately $50 million at the time of the transaction) bond consisting of two tranches with three and four and a half-year maturities. Interest rates are variable, based on CPI + a margin, and interest is payable in Colombian peso.
On August 28, 2023, Millicom designated UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements (see note G.6.)
Panama
(9) Cable Onda Bonds
In November 2019, Cable Onda issued $600 million aggregate principal amount of 4.500% senior notes due 2030 payable in U.S. dollars, registered with the Superintendencia del Mercado de Valores de Panamá and listed on the Luxembourg Stock Exchange and on the Panamá Stock Exchange. The Notes bear interest from November 1, 2019 at a rate of 4.500% per annum, payable on January 30, 2020, for the first payment and thereafter semiannually in arrears on each interest payment date. The proceeds were used to fund the Panama Acquisition and to refinance certain local financing. Costs of issuance of $16 million, which include an original issue discount (OID) is amortized over the ten-year life of the notes (the effective interest rate is 4.690%).
In December 2023, Cable Onda repurchased some of these Senior notes on the open market for a total amount of $13 million. The difference with their carrying value of $16 million has been recognized as a financial income. The corresponding Notes have subsequently been cancelled.
Guatemala
(10)    (2032) USD 5.125% Senior Notes
On January 27, 2022, the Group's principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of 10-year $900 million Senior Notes with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations (see note A.1.2.).
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
In November and December 2023, Comcel repurchased some of these Senior Notes on the open market for a total amount of $42 million . The difference with their carrying value of $49 million has been recognized as financial income. The corresponding Notes have subsequently been cancelled.

C.3.2. Bank and Development Financial Institution financing

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	Note	Country	Maturity range	Interest rate	2023	2022
					(US$ millions)
Fixed rate loans
PYG Long-term loans	1	Paraguay	2023-2028	Fixed	63	76
USD - Long-term loans	2	Panama	2025-2026	Fixed	185	185
BOB Long-term loans	3	Bolivia	2023-2028	Fixed	62	64
GTQ Long-term loans	8	Guatemala	2023-2030	Fixed	640	595
Variable rate loans
USD Long-term loans	4	Costa Rica	2026	Variable	32	32
CRC Long-term loans	4	Costa Rica	2026	Variable	110	96
COP Long-term loans	5	Colombia	2025-2031	Variable	331	280
USD Long-term loans	5	Colombia	2024	Variable	50	50
USD Credit Facility / Senior Unsecured Term Loan Facility	6	El Salvador	2026-2027	Variable	174	173
USD Long-term loans	6	Nicaragua	2027	Variable	148	147
USD Revolving Credit Facility(i)	7	Luxembourg	2025	Variable	(2)	(3)
USD DNB Bilateral	7	Luxembourg	2026	Variable	100	99
Total Bank and Development Financial Institution financing					1,891	1,794
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
In January 2019, Telefónica Celular del Paraguay S.A.E. obtained a seven-year loan from BBVA Bank for PYG 177,000 million (approximately $29 million at the date of the transaction) which is due on November, 26, 2025.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

3.Bolivia
In June 2018, Telefónica Celular de Bolivia S.A. ("Tigo Bolivia") entered into a two tranche loan agreement with Banco BISA S.A for BOB 69.6 million (approximately $10 million) each, with a fixed interest rate. The loans have a term of 7 years.
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
In February and August 2023, Tigo Bolivia signed a total of seven new bank loan agreements in local currency, all bearing fixed interest rates, for a corresponding total amount of approximately $53 million, and a repayment period between 1 and 5 years. The proceeds were used to refinance certain local financing. Out of these, approximately $20 million are guaranteed by stand-by letters of credit which were issued by Banco Latinoamericano de Comercio Exterior - Bladex S.A..
4.Costa Rica
On October 25, 2021, Millicom Cable Costa Rica S.A. executed new syndicated loan entered into by the Company and Millicom Cable Costa Rica as co-borrowers for an amount of $125 million. This loan has 2 tranches, a USD $33 million tranche with a SOFR+ margin and a local currency tranche at TBP+margin for an amount equivalent to $92 million.
5.Colombia
On December 14, 2021, UNE EPM Telecomunicaciones S.A. entered into an ESG Linked agreement with Bancolombia for a COP 450,000 million (approximately $94 million at the December 31, 2023 exchange rate) loan with a variable rate and a maturity of 7 years.
On December 20, 2019, the Group's operation in Colombia executed an amendment to the $300 million loan between Colombia Móvil S.A. E.S.P. as borrower and UNE EPM Telecomunicaciones S.A., as guarantor with a consortium of banks to extend the maturity for 5 years (now due on December 20, 2024) and lower the applicable margin. On March 26, 2021, $150 million were paid.
On September and November 2020, Colombia executed 4 new cross currency swaps of $25 million each with Bancolombia, JP Morgan and BBVA to complete $100 million and hedge the exposure of a portion of the $300 million Syndicated Loan Agreement, fixing the exchange and interest rates (see note D.1.2.).
On January 21, 2022, Colombia Movil S.A. repaid $100 million of the outstanding amount of the aforementioned Syndicated Loan Agreement. On January 19, 2022, the respective cross currency swaps with Bancolombia and JP Morgan for $25 million, each, were terminated. This resulted in a gain and cash settlement of $26 million (see note D.1.2.).
As of December 31, 2023, there is still $50 million outstanding under the Syndicated Loan Agreement, which is covered by cross currency and interest rate swaps.
On October 5, 2022 UNE EPM Telecomunicaciones S.A. entered into a credit loan with Bancolombia for COP 85,000 million loan (approximately $18 million) with a variable rate at Incremental Borrowing Rate +margin and a maturity of 1 year. The loan was extended to December 2023 when it was fully repaid.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
8.Guatemala
In October 2020, Tigo Guatemala executed several credit agreements with Banco Industrial, Banco G&T Continental, Banco de America Central and Banco Agromercantil for a total amount of GTQ 3,223 million (approximately $413 million) for 5 and 7 year term to refinance other credit agreements to finance and refinance working capital, capital expenditures and general corporate purposes.
On December 9, 2021, the Guatemalan operations entered into the following loan agreements:
•a GTQ 950 million loan with Banco Industrial (approximately $123 million) which bears a fixed interest initially due in October 2025. In April 2023, the debt maturity was extended to October 31, 2028.
•two loans for a total of GTQ 500 million with Banco G&T Continental S.A. (approximately $65 million) which bear a fixed interest rate and mature in December 2026.
On March 31, 2022, Comcel executed a new 5-year $150 million loan agreement with Banco de Desarrollo Rural, S.A.. Proceeds were disbursed on April 27, 2022 and were used to refinance some of the credit agreements Comcel had with Banco Industrial. In December 2023, the debt maturity was extended to March, 2028.
On June 13, 2023, Comcel, executed a new 7-year loan with Banco Industrial up to GTQ 400 million (approximately $51 million), bearing a fixed interest rate, mainly to finance the acquisitions of spectrum (refer to E.1..).
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
A financial asset (or a part of a financial asset or part of a group of similar financial assets) is derecognized when:
•    Rights to receive cash flows from the asset have expired; or
•    Rights to receive cash flows from the asset have been transferred to a third party or the Group has retained the contractual rights to receive the contractual rights to receive the cash flows from the asset, but has assumed a contractual obligation to pass those cash flows under a “pass-through” arrangement.
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

C.3.3. Interest and other financial expenses
The Group’s interest and other financial expenses comprised the following:

	2023	2022	2021
	(US$ millions)
Interest expense on bonds and bank financing	(477)	(434)	(329)
Interest expense on leases	(117)	(124)	(113)
Early redemption charges	(1)	—	(5)
Others	(117)	(59)	(47)
Total interest and other financial expenses	(712)	(617)	(495)

C.3.4. Guarantees and pledged assets

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
Maturity of guarantees

	Bank and financing guarantees (i)		Supplier guarantees
Terms	As at December 31, 2023	As at December 31, 2022	As at December 31, 2023	As at December 31, 2022
	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	15	13	1	2
1-3 years	322	70	—	—
3-5 years	169	418	—	—
Total	505	501	1	2
(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.
Pledged assets
As at December 31, 2023, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $505 million (December 31, 2022: $501 million). At December 31, 2023 there were $6 million pledged deposits (2022: nil) by the Group over these debts and financings. The remainder represented primarily guarantees issued by Millicom S.A. to guarantee financings raised by other Group operating entities.

C.3.5. Covenants
Millicom’s financing facilities are subject to a number of covenants including net leverage ratio, debt service coverage ratios, or debt to earnings ratios, among others. In addition, certain of its financings contain restrictions on sale of businesses or significant assets within the businesses. At December 31, 2023, there were no breaches of financial covenants.

C.4. Lease liabilities
At December 31, 2023, lease liabilities are presented in the statement of financial position as follows:

	December 31, 2023	December 31, 2022
	(US$ millions)
Current	189	163
Non-Current	854	853
Total Lease liabilities	1,043	1,016

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

The expenses relating to payments not included in the measurement of the lease liability are disclosed in operating expenses and are as follows:

	2023	2022	2021
	(US$ millions)
Expense relating to short-term leases (included in cost of goods sold and services rendered and operating expenses)	0	0	0
The total cash outflow for leases in 2023 was $292 million (2022: $285 million; 2021: $277 million). Lease liabilities split by maturity and future cash outflows are disclosed in note D.5..
At December 31, 2023, the Group has not committed to any material leases which had not yet commenced and has no material lease contracts with variable lease payments.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
Finally, the Group has taken the additional following decisions when adopting the standard:
•Non-lease components are capitalized (IFRS16.15)
•Intangible assets are out of IFRS 16 scope (IFRS16.4)

C.5. Cash and deposits
C.5.1. Cash and cash equivalents

	2023	2022
	(US$ millions)
Cash and cash equivalents in USD	531	820
Cash and cash equivalents in other currencies	244	220
Total cash and cash equivalents	775	1,039
Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

C.5.2. Restricted cash

	2023	2022
	(US$ millions)
Mobile Financial Services	49	50
Others	8	6
Restricted cash	56	57
Cash held with banks related to MFS which is restricted in use due to local regulations is denoted as restricted cash.

C.5.3. Pledged deposits
Pledged deposits represent contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender. At December 31, 2023, there were $6 million pledged deposits (2022: nil).

C.6. Net debt and net financing obligations
Net debt
'Net debt' is debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits. In 2023, the definition of Net Debt has changed to include derivative financial instruments in order to have a more comprehensive view of our financial obligations. 2022 figures have also been represented accordingly.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	2023	2022
	(US$ millions)
Gross debt (i)	6,678	6,804
Add (less) derivatives & vendor financing related to debt (note D.1.2.)	58	34
Less:
Cash and cash equivalents	(775)	(1,039)
Pledged deposits	(6)	—
Net debt	5,956	5,799
(i) Excluding vendor financing of $18 million as of December 31, 2023.

Net financing obligations
'Net financing obligations' is Net debt plus lease liabilities.

	Assets		Liabilities from financing and other activities
	Cash and cash equivalents	Other	Bond and bank debt and financing	Derivatives and Vendor Financing	Lease liabilities	Total
Net financial obligations as at January 1, 2022	895	35	7,744	(20)	1,167	7,961
Cash flows	179	(35)	(557)	(14)	(157)	(872)
Recognition / Remeasurement	—	—	—	—	251	251
Interest accretion	—	—	9	—	—	9
Foreign exchange movements	(11)	—	(197)	69	(63)	(181)
Transfers to/from assets held for sale	(24)	—	(189)	—	(184)	(349)
Transfers	—	—	1	—	2	4
Other non-cash movements	—	—	(8)	—	—	(8)
Net financial obligations as at December 31, 2022	1,039	—	6,804	34	1,016	6,814
Cash flows	(270)	5	(288)	14	(177)	(185)
Recognition / Remeasurement	—	—	—	—	142	142
Interest accretion	—	—	(1)	—	—	(1)
Foreign exchange movements	6	—	163	10	61	229
Net financial obligations as at December 31, 2023	775	6	6,678	58	1,043	6,999

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
The provision is recognized in the consolidated statement of income within equipment, programming and other direct costs.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within Other non-operating (expenses) income, net. Gains and losses accumulated in equity are reclassified to profit or loss when the foreign operation is disposed of or sold.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Fair values of financial instruments at December 31,

		Carrying value		Fair value
	Note	2023	2022	2023	2022
		(US$ millions)
Financial assets
Derivative financial instruments		6	19	6	19
Other non-current assets		84	76	84	76
Trade receivables, net		443	379	443	379
Amounts due from non-controlling interests, associates and joint venture partners	G.5.	12	15	12	15
Supplier advances for capital expenditures		21	21	21	21
Other current assets		190	197	190	197
Restricted cash	C.5.2.	56	57	56	57
Cash and cash equivalents	C.5.1.	775	1,039	775	1,039
Total financial assets		1,587	1,803	1,587	1,803
Current		1,503	1,708	1,503	1,708
Non-current		84	95	84	95
Financial liabilities
Debt and financing (i)	C.3.	6,678	6,804	6,086	6,327
Trade payables		390	400	390	400
Payables and accruals for capital expenditure		314	428	314	428
Derivative financial instruments		46	53	46	53
Put option liability	C.7.4.	86	—	86	—
Amounts due to non-controlling interests, associates and joint venture partners	G.5.	74	58	74	58
Accrued interest and other expenses		444	412	444	412
Other liabilities		1,128	658	1,128	658
Total financial liabilities		9,161	8,812	8,569	8,335
Current		1,670	1,602	1,689	1,602
Non-current		7,491	7,210	6,881	6,733
(i)    Fair values are measured with reference to Level 1 (for listed bonds) or level 2.

C.7.3. Equity investments
As at December 31, 2023 and 2022, Millicom has no material investments in equity instruments.

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

Put Option - Tigo-UNE

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
On October 12, 2023, Millicom and its partner, Empresas Públicas de Medellin (EPM), agreed to recapitalize Tigo-UNE, Millicom's 50%-owned operation in Colombia. Each partner contributed COP 300 billion (approximately $74 million at the time of the transaction) to support the continued development of Tigo-UNE's strategy
With this agreement, both partners retain their current shareholding in Tigo-UNE. Furthermore they agreed to add in the shareholder's agreement an unconditional put option maturing on September 30, 2024, that, if exercised, would allow EPM to sell to Millicom their entire 50% stake in Tigo-UNE for COP 330 billion. As a result, a put option liability has been recognized in Millicom's statement of financial position, with its counterpart in the Group's equity. As of December 31, 2023, the liability, denominated in local currency, amounts to $86 million.

D. Financial risk management
Exposure to interest rate, foreign currency, non-repatriation, liquidity, capital management and credit risks arise in the normal course of Millicom’s business. As part of the annual review of the above mentioned risks, the Group targets a strategy with respect to the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Group targets to maintain 40% of debt in local currency) to maintaining at least a 75/25% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s financial risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.
Accounting policies for derivatives is further detailed in note C.7. On December 31, 2023 and 2022 fair value of derivatives held by the Group can be summarized as follows:

	2023	2022
	(US$ millions)
Derivatives
Cash flow hedge derivatives	(40)	(34)
Net derivative asset (liability)	(40)	(34)

D.1. Interest rate risk
Debt and financing issued at floating interest rates expose the Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Group to fair value interest rate risk. The Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Group’s policy is to maintain a combination of fixed and floating rate debt with a target that more than 75% of the debt be at fixed rate. The Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while considering market conditions as well as our overall business strategy. At December 31, 2023, approximately 80% of the Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2022: 82%).

D.1.1. Fixed and floating rate debt
Financing at December 31, 2023

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	190	369	403	582	855	2,912	5,311
Floating rate financing	12	76	433	420	147	279	1,367
Total(i)	202	445	836	1,002	1,002	3,191	6,678
Weighted average nominal interest rate	6.85%	6.81%	7.93%	6.98%	6.75%	5.83%	6.56%
(i) Excluding vendor financing of $18 million, due within one year, as of December 31, 2023

Financing at December 31, 2022

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	131	383	501	376	718	3,466	5,574
Floating rate financing	49	12	63	402	404	300	1,230
Total	180	394	564	777	1,122	3,766	6,804
Weighted average nominal interest rate	7.68%	5.71%	6.11%	7.46%	6.49%	5.88%	6.22%
A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2023 would increase or reduce profit before tax from continuing operations for the year by approximately $14 million (2022: $12 million).

D.1.2. Interest rate swap contracts
From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Group Treasury policy. Details of these arrangements are provided below.
MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion senior unsecured sustainability bond and the foreign currency risk in relation to the 2027 SEC 2.2 billion senior unsecured sustainability bond (issued in May 2019 and January 2022, corresponding to $207.6 million and $252.3 million, respectively, using the exchange rate at the time of the issuance of each bond - see note C.3.1.). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bonds. Their maturity date is May 2024 and January 2027, respectively. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. All swap contracts attached to the 2024 SEK 2 billion bond were terminated on May 10, 2023, after the early redemption of the bond and were settled against a cash payment of $26 million.
At December 31, 2023, the fair values of the above swap amount to a liability of $46 million. (December 31, 2022: a liability of $53 million).
The Group's operation in Colombia also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income.The fair value of Colombia swaps amounted to an asset of $6 million as of December 31, 2023 (December 31, 2022: an asset of $19 million).
In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by UNE (refer to note C.3.1.). These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.
As a summary, the net fair value of the derivative financial instruments for the Group, as of December 31, 2023 amounted to a liability of $40 million (December 31, 2022: a liability of $34 million ).
Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.There are no other derivative financial instruments with a significant fair value at December 31, 2023.

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

D.2.1. Debt denominated in US dollars and other currencies
Debt denomination at December 31

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	2023	2022
	(US$ millions)
Debt denominated in US dollars	3,859	4,100
Debt denominated in currencies of the following countries:
Guatemala	640	595
Colombia	694	605
Bolivia	246	260
Paraguay	158	171
El Salvador(i)	174	173
Panama(i)	759	773
Luxembourg (COP denominated)	38	30
Costa Rica	110	96
Total debt denominated in other currencies	2,819	2,704
Total debt (ii)	6,678	6,804
(i) El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. The Group's local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).
(ii) Excluding vendor financing of $18 million in Colombia, due within one year, as of December 31, 2023.
At December 31, 2023, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $25 million (2022: $20 million). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

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

D.4. Credit and counterparty risk
Financial instruments that subject the Group to credit and counterparty risk include cash and cash equivalents, pledged deposits, letters of credit, trade receivables, amounts due from joint venture partners and associates, vendor financing and other current assets and derivatives. Counterparties to agreements relating to the Group’s cash and cash equivalents, pledged deposits and letters of credit are financial institutions generally with investment grade ratings. Management does not believe there are significant risks of non-performance by these counterparties and maintain a diversified portfolio of banking partners. Allocation of deposits across banks are managed such that the Group’s counterparty risk with a given bank stays within limits which have been set, based on each bank’s credit rating.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
The Group manages its liquidity risk through the use of bank loans, bonds, vendor financing, Export Credit Agencies and Development Finance Institutions (DFI) loans. Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding. Millicom has a diversified financing portfolio with commercial banks representing about 24% of its gross financing (2022: 23%), with bonds representing 61% (2022: 64%) and leases representing 13% (2022: 13%).
Maturity profile of net financial liabilities at December 31, 2023

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Outstanding debt and financing (i)	(203)	(3,309)	(3,232)	(6,744)
Outstanding amortized costs undiscounted	1	24	41	66
Lease liability	(189)	(498)	(355)	(1,043)
Cash and equivalents	775	—	—	775
Derivative and vendor financing	(12)	(46)	—	(58)
Pledged deposits	5	—	—	6
Net cash (debt) including derivatives related to debt	377	(3,829)	(3,547)	(6,999)
Future interest commitments related to debt and financing	(427)	(1,270)	(93)	(1,791)
Future interest commitments related to leases	(108)	(286)	(108)	(502)
Trade payables (excluding accruals)	(582)	—	—	(582)
Other financial liabilities (including accruals)	(957)	—	—	(957)
Trade receivables	443	—	—	443
Other financial assets	224	78	—	302
Net financial liabilities	(1,031)	(5,306)	(3,748)	(10,086)
(i) Excluding vendor financing of $18 million as of December 31, 2023.

Maturity profile of net financial liabilities at December 31, 2022

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Outstanding debt and financing	(181)	(2,880)	(3,813)	(6,875)
Outstanding amortized costs undiscounted	1	23	47	71
Lease liability	(163)	(478)	(374)	(1,016)
Cash and equivalents	1,039	—	—	1,039
Derivative financial instruments	—	(34)	—	(34)
Net cash (debt) including derivatives related to debt	697	(3,370)	(4,141)	(6,814)
Future interest commitments related to debt and financing	(416)	(1,349)	(111)	(1,877)
Future interest commitments related to leases	(106)	(290)	(135)	(531)
Trade payables (excluding accruals)	(689)	—	—	(689)
Other financial liabilities (including accruals)	(867)	—	—	(867)
Trade receivables	379	—	—	379
Other financial assets	232	71	—	303
Net financial liabilities	(770)	(4,938)	(4,387)	(10,095)
D.6. Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and solid capital ratios in order to support its business and maximize shareholder value.
The Group manages its capital structure with reference to local economic conditions and imposed restrictions such as debt covenants (see section C.3.5.). To maintain or adjust its capital structure, the Group may make dividend payments to shareholders, return capital to shareholders through share repurchases or issue new shares. At December 31, 2023, Millicom was rated at one notch below investment grade by the independent rating agencies Moody’s (Ba1) and Fitch (BB). On February 6, 2024, Moody’s downgraded Millicom by one notch to ba2 (with a stable outlook +) basically based on quantitative metrics being below ranges than ba1 rating scale ranges. The Group primarily monitors capital using net debt to EBITDAaL.
Net debt to EBITDAaL (i)

	Note	2023		2022
	(US$ millions)
EBITDA	B.3.	2,111		2,228
Lease interest expense		(117)		(124)
Right of use assets depreciation	E.3.	(183)		(168)
EBITDAaL (ii)		1,812		1,936
Net debt (iii)	C.6.	5,956		5,799
Net debt to EBITDAaL (iv)		3.29	x	2.99	x
(i)    The Group now presents Net debt to EBITDAal (vs. Net financial obligations to EBITDA before) in order to better align with the Group's peers and expectations of investors/analysts. 2022 figures have been represented accordingly.
(ii) 'EBITDA after Leases' (EBITDAaL) represents EBITDA after lease interest expense and depreciation charge (excluding Africa).
(iii) 'Net debt' is debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits. In 2023, the definition of Net Debt has changed to include derivative financial instruments in order to have a more comprehensive view of the Group's financial obligations. 2022 figures have also been represented accordingly.
(iv) The ratio is above 3.0x on an accounting basis, however, according to the terms of the Group's indentures, this ratio is calculated on a different basis, resulting in a ratio below 3.0x for covenant purposes.

Gearing ratio
The Group reviews its gearing ratio (net debt divided by total capital plus net debt) periodically. Capital represents equity attributable to the equity holders of the parent.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022
	(US$ millions)
Net debt	C.6.	5,956	5,799
Equity attributable to Owners of the Company	C.1.	3,529	3,605
Net debt and equity		9,485	9,404
Gearing ratio		0.63	0.62

E. Long-term assets
E.1. Intangible assets
Millicom’s intangible assets mainly consist of goodwill and customer lists arising from acquisitions, licenses and spectrum.

E.1.1. Accounting for intangible assets
Intangible assets acquired in business acquisitions are initially measured at fair value at the date of acquisition. Those which are acquired separately are measured at cost. Internally generated intangible assets, excluding capitalized development costs, are not capitalized but expensed to the statement of income in the expense category consistent with the function of the intangible assets. Subsequently intangible assets are carried at cost, less any accumulated amortization and any accumulated impairment losses.
Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at each financial year end. Changes in expected useful lives or the expected beneficial use of the assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.
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
Licenses and Spectrum
Licenses and spectrum are recorded at either historical cost or, if acquired in a business combination, at fair value at the date of acquisition. Cost includes cost of acquisition and other costs directly related to acquisition and retention of licenses over the license period. These costs may include up-front and deferred payments as well as estimates related to fulfillment of terms and conditions related to the licenses such as service or coverage obligations, especially when there is a clear objective evidence that the cost of fulfilling these obligations will be significantly onerous for the Group.
Licenses and spectrum have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Licenses and spectrum are amortized from the date the network is available for use on a straight-line basis over the license period. Amortization is calculated using the straight-line method to allocate the cost of the licenses over their estimated useful lives. The terms of licenses, which have been awarded for various periods, are subject to periodic review for, among other things, rate setting, frequency allocation and technical standards. Licenses held, subject to certain conditions, are usually renewable and generally non-exclusive. When estimating useful lives of licenses, renewal periods are included only if there is evidence to support renewal by the Group without significant cost.
Trademarks and customer lists
Trademarks and customer lists are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks and customer lists have indefinite or finite useful lives. Main factors considered in the determination of the indefinite useful lives include the years that they have been and are expected to be in service and their recognition among peers in the industry. Trademarks and customer lists used by the Group for its own activities are unlikely to generate largely independent cash inflows and therefore are tested for impairment annually together with other assets at

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 each cash-generating unit level. Finite useful life trademarks are carried at cost, less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer lists over their estimated useful lives. The estimated useful lives for trademarks and customer lists are based on specific characteristics of the market in which they exist.
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
IRU arrangements will qualify as a lease if, and when:
•    The purchaser has an exclusive right for a specified period; and
•    The capacity is physically limited and defined; and
•    The purchaser bears all costs related to the capacity (directly or not) including costs of operation, administration and maintenance; and
•    The purchaser bears the risk of obsolescence during the contract term.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 the time value of money and risks specific to the asset. The foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses related to assets of continuing operations are recognized in the consolidated statement of income in expense categories consistent with the function of the impaired asset.
At each reporting date an assessment is made as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognized impairment loss is reversed if there has been a change in the estimate used to determine the asset’s recoverable amount since the last impairment loss was recognized. If so, the carrying amount of the asset is increased and cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

E.1.3. Movements in intangible assets
Movements in intangible assets in 2023

	Goodwill	Licenses and Spectrum	Customer Lists	IRUs	Trademarks	Other (i)	Total
	(US$ millions)
Opening balance, net	4,059	1,094	864	40	910	394	7,361
Additions	—	406	—	1	—	115	522
Amortization charge	—	(116)	(96)	(12)	—	(137)	(361)
Impairment	—	—	—	—	—	(1)	(1)
Transfers	—	4	—	1	—	11	16
Exchange rate movements	48	171	1	4	—	26	249
Closing balance, net	4,107	1,558	769	33	910	408	7,785
Cost or valuation	4,107	2,407	1,206	178	1,243	1,275	10,416
Accumulated amortization and impairment	—	(849)	(437)	(145)	(333)	(867)	(2,631)
Net	4,107	1,558	769	33	910	408	7,785

Movements in intangible assets in 2022

	Goodwill	Licenses and Spectrum	Customer Lists	IRUs	Trademarks	Other (i)	Total
	(US$ millions)
Opening balance, net	4,098	1,120	970	71	920	379	7,558
Additions	—	195	—	1	—	150	345
Amortization charge	—	(96)	(106)	(14)	(1)	(130)	(345)
Impairment (ii)	—	—	—	—	—	(6)	(6)
Disposals, net	—	(9)	—	—	—	—	(9)
Transfer to/from held for sale	(12)	(18)	—	(17)	(10)	(2)	(57)
Transfers	—	(7)	—	3	—	28	24
Exchange rate movements	(26)	(91)	—	(4)	—	(25)	(147)
Closing balance, net	4,059	1,094	864	40	910	394	7,361
Cost or valuation	4,059	1,786	1,199	158	1,237	1,133	9,573
Accumulated amortization and impairment	—	(692)	(335)	(118)	(327)	(740)	(2,212)
Net	4,059	1,094	864	40	910	394	7,361
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
E.1.4. Cash used for the purchase of other intangible assets
Cash used for intangible asset additions

	2023	2022	2021
	(US$ millions)
Additions	150	258	126
Change in accruals and payables for intangibles	(16)	(79)	(29)
Cash used for additions	133	179	98

E.1.5. Goodwill and indefinite useful life trademarks
Allocation of Goodwill to cash generating units (CGUs)

	2023	2022
	(US$ millions)
Guatemala (see note A.1.2.)	2,470	2,470
Panama	907	907
El Salvador	194	194
Costa Rica	135	118
Paraguay	44	44
Colombia	155	123
Nicaragua	197	199
Bolivia	3	3
Total	4,107	4,059

Allocation of indefinite useful life trademarks to cash generating units (CGUs)

	2023	2022
	(US$ millions)
Guatemala	910	910
Total	910	910
E.1.6. Impairment testing of goodwill
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
Impairment testing at December 31, 2023
Goodwill and indefinite useful life trademarks were tested for impairment by assessing the recoverable amount against the carrying amount of the CGU based on discounted cash flows. The recoverable amounts are based on value-in-use. The value-in-use is determined based on the method of discounted cash flows. The cash flow projections used (operating profit margins, income tax, working capital, capex and license renewal cost) are extracted from business plans approved by management, covering a ten-year planning horizon. The Group uses a ten-year planning horizon to obtain a stable business outlook, in particular due to the long investment cycles in the industry and the long-term planned and expected investments in licenses and spectrum. Cash flows beyond this period are extrapolated using a perpetual growth rate. Management validates the reasonableness of the results of the test by comparing the share price implied by the 'sum of the parts' with the market share price. Any gap is reviewed, analyzed and

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 documented. When value-in-use results are lower than the carrying values of the CGUs, management determines the recoverable amount by using the fair value less cost of disposal (FVLCD) of the CGUs. FVLCD is usually determined by using recent offers received from third parties (Level 1).
For the year ended December 31, 2023, management concluded that no impairment should be recorded in the Group consolidated financial statements.
Impairment testing at December 31, 2022
For the year ended December 31, 2022, management concluded that no impairment should be recorded in the Group consolidated financial statements.
Key assumptions used in value in use calculations

The process of preparing the cash flow projections considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs. Therefore, a growth target is defined for each CGU, based on the appropriate allocation of operating resources and the capital investments required to achieve the target. The foregoing forecasts could differ from the results obtained through time; however, the Group prepares its estimates based on the current situation of each of the CGUs. Relevance of budgets used for the impairment test is also reviewed annually, with management performing regressive analysis between actual figures and budget/Long Range Plans (LRPs) used for previous year impairment test.
The cash flow projections for all CGUs is most sensitive to the following key assumptions:
•EBITDA margin is determined by dividing EBITDA by total revenues.
•CAPEX intensity is determined by dividing CAPEX by total revenues.
•Perpetual growth rate does not exceed the countries' GDP.
•Weighted average cost of capital (“WACC”) is used to discount the projected cash flows.
The most significant estimates used for the 2023 and 2022 impairment test are shown below:

CGU	Average EBITDA margin (%) (i)		Average CAPEX intensity (%) (i)		Perpetual growth rate (%)		WACC rate after tax (%)
	2023	2022	2023	2022	2023	2022	2023	2022
Bolivia	41.3	41.2	13.6	15.2	1.0	1.0	15.4	9.8
Colombia	39.6	36.0	12.3	17.2	2.0	2.0	10.7	11.4
Guatemala	53.3	51.2	11.3	11.6	1.0	1.0	9.7	10.1
Costa Rica	39.8	37.5	16.2	15.5	2.0	2.0	10.1	11.8
El Salvador	41.7	41.0	13.6	13.0	1.0	1.0	12.1	14.1
Nicaragua	47.5	46.8	13.8	14.5	3.0	2.5	15.5	15.0
Panamá	46.5	46.9	13.1	14.9	1.0	1.0	8.9	8.8
Paraguay	46.8	44.5	14.5	14.9	1.0	1.0	9.8	10.0

(i) Average is computed over the period covered by the plan.

Sensitivity analysis to changes in assumptions

Management performed a sensitivity analysis on key assumptions within the test. The following maximum increases or decreases, expressed in percentage points, were considered for all CGUs:

Reasonable changes in key assumptions (%)
Financial variables	2023	2022
WACC rates	+/- 2	+/-2
Perpetual growth rates	+/-1	+/-1
Operating variables
EBITDA margin	+/-2	+/-2
CAPEX intensity	+/-1	+/-1
At December 31, 2023 the sensitivity analysis shows a comfortable headroom between the recoverable amounts and the carrying values for all CGUs, except for Nicaragua (at December 31, 2022, except for Colombia and Nicaragua).

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
If the assumptions used in the impairment test were changed to a greater extent than as presented in the following table, the changes would, in isolation, trigger a potential impairment loss being recognised for the following CGUs in the years ended December 31, 2023 and December 31, 2022 .

	2023	2022
Change required for carrying value to equal recoverable amount	CGU	CGU
	Nicaragua	Colombia	Nicaragua
Financial variables
WACC rate	+154bps	+82bps	+117bps
Perpetual growth rates	n/a	n/a	n/a
Operating variables
Average EBITDA margin	n/a	+-107bps	n/a
CAPEX intensity	n/a	+13bps	n/a

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
The assets’ residual value and useful life is reviewed, and adjusted if appropriate, at each statement of financial position date. As explained in the Introduction note, during 2023, the estimated useful lives of some property, plant and equipment were revised. As a result, the estimated useful lives of the Group's towers, poles and ducts were changed from 15 to 25 years, while the related civil works' useful lives were increased from 10 to 15 years. Refer to the Introduction - Estimates note for further details.

Estimated useful lives	Duration
Buildings	Up to 40 years
Networks (including civil works)	5 to 25 years
Other	2 to 7 years
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will contribute to future economic benefits for the Group and the costs can be measured reliably.

E.2.2. Movements in tangible assets
Movements in tangible assets in 2023

	Network Equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,340	180	418	50	2,989
Additions	161	2	525	5	693
Impairments/reversal of impairment, net	(2)	—	—	—	(2)
Disposals, net	(16)	—	(3)	—	(20)
Depreciation charge	(751)	(19)	—	(25)	(794)
Asset retirement obligations	29	1	—	—	30
Transfers	566	(2)	(570)	13	6
Exchange rate movements	165	13	24	1	203
Other	14	(12)	—	—	2
Closing balance, net	2,507	162	394	44	3,107
Cost or valuation	8,924	310	394	352	9,980
Accumulated depreciation and impairment	(6,417)	(148)	—	(307)	(6,873)
Net at December 31, 2023	2,507	162	394	44	3,107

Movements in tangible assets in 2022

	Network equipment	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,691	200	428	63	3,382
Additions	157	3	655	9	823
Impairments/reversal of impairment, net	—	—	—	1	—
Disposals, net	(16)	(5)	(8)	—	(29)
Depreciation charge	(791)	(21)	—	(28)	(840)
Asset retirement obligations	17	—	—	—	18
Transfers	577	22	(632)	12	(21)
Transfers from/(to) assets held for sale (see note E.4.)	(141)	(6)	(13)	(6)	(166)
Exchange rate movements	(153)	(12)	(11)	(2)	(178)
Closing balance, net	2,340	180	418	50	2,989
Cost or valuation	8,071	348	418	345	9,183
Accumulated depreciation and impairment	(5,731)	(168)	—	(296)	(6,194)
Net at December 31, 2022	2,340	180	418	50	2,989
(i)    Other mainly includes office equipment and motor vehicles.

Borrowing costs capitalized for the years ended December 31, 2023, 2022 and 2021 were not significant.

E.2.3. Cash used for the purchase of tangible assets

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
Cash used for property, plant and equipment

	2023	2022	2021
	(US$ millions)
Additions	694	823	787
Change in advances to suppliers	3	(3)	(6)
Change in accruals and payables for property, plant and equipment	116	(20)	(40)
Other	—	—	(1)
Cash used	814	800	740

E.3. Right of use assets
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs
Refer to note C.4. for further details on lease accounting policies.
Movements in right of use assets in 2023

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Other network equipment	Capacity	Other	Total
	(US$ millions)
Opening balance, net	142	181	505	16	28	13	884
Additions	4	10	42	—	7	1	63
Modifications	6	27	51	2	1	—	87
Disposals	(1)	(2)	(1)	—	—	—	(5)
Depreciation	(38)	(45)	(90)	(1)	(6)	(3)	(183)
Asset retirement obligations	—	(1)	(2)	—	—	—	(3)
Transfers	1	7	2	(2)	(2)	(1)	4
Exchange rate movements	16	2	31	—	—	—	50
Other	—	(2)	—	—	—	—	(2)
Closing balance, net	130	177	537	16	27	9	896
Cost of valuation	280	369	929	26	47	21	1,671
Accumulated depreciation and impairment	(150)	(192)	(392)	(10)	(19)	(12)	(776)
Net at 31 December 2023	130	177	537	16	27	9	896

Movements in right of use assets in 2022

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Capacity	Other network equipment	Other	Total
	(US$ millions)
Opening balance, net	169	201	587	29	25	13	1,024
Additions	23	23	77	—	2	2	127
Modifications	11	18	104	—	1	1	135
Impairments	(1)	—	—	—	—	—	(1)
Disposals	(3)	(1)	(5)	—	—	—	(9)
Depreciation	(38)	(42)	(83)	(5)	(4)	(3)	(176)
Asset retirement obligations	—	2	—	—	1	—	3
Transfers	—	(14)	17	3	(7)	—	(2)
Transfer to/from held for sale	(3)	(2)	(158)	—	—	—	(163)
Exchange rate movements	(16)	(4)	(34)	—	—	—	(54)
Closing balance, net	142	181	505	28	16	13	884
Cost of valuation	249	325	780	39	28	22	1,442
Accumulated depreciation and impairment	(107)	(144)	(275)	(11)	(11)	(9)	(558)
Net at 31 December 2022	142	181	505	28	16	13	884
Apart from the impact of the disposal of the Group's operations in Tanzania, there have been no unusual significant events affecting lease liabilities (and right-of-use assets) during the year ended December 31, 2022.

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

E.4.2. Millicom’s assets held for sale
As of December 31, 2023 and 2022 no assets qualified as assets held for sale. For further details on assets held for sale and discontinued operations, please refer to note A.4.

F. Other assets and liabilities
F.1. Trade receivables
Millicom’s trade receivables mainly comprise interconnect receivables from other operators, postpaid mobile and residential cable subscribers, as well as B2B customers. The nominal value of receivables adjusted for impairment approximates the fair value of trade receivables.

	2023	2022
	(US$ millions)
Gross trade receivables	851	694
Less: provisions for expected credit losses	(408)	(315)
Trade receivables, net	443	379

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

Aging of trade receivables

	Neither past due nor impaired	Past due (net of impairments)
		30–90 days	>90 days	Total
	(US$ millions)
2023:
Telecom operators	19	5	4	28
Own customers	263	49	51	364
Others	37	7	8	52
Total	319	61	63	443
2022:
Telecom operators	7	13	5	25
Own customers	211	54	39	304
Others	39	7	5	51
Total	257	74	48	379
Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for expected credit losses. The Group recognizes an allowance for expected credit losses (ECLs) applying a simplified approach in calculating the ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime of ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The provision for expected credit losses is recognized in the consolidated statement of income within 'Equipment, programming and other direct costs'.

F.2. Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
Inventories

	2023	2022
	(US$ millions)
Telephone and equipment	27	39
SIM cards	4	4
Other	14	10
Inventory at December 31,	45	53

F.3. Trade payables
Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.
From time to time, the Group enters into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. The corresponding amount pending payment as of December 31, 2023, is recognized in 'Trade payables' for an amount of $26 million (2022: $17 million).

F.4. Current and non-current provisions and other liabilities
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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

F.4.1. Current provisions and other liabilities
Current

	2023	2022
	(US$ millions)
Deferred revenue	96	93
Customer deposits	12	13
Current legal provisions	8	12
Tax payables	72	61
Customer and MFS distributor cash balances	45	47
Withholding tax on payments to third parties	22	15
Other current liabilities(i)	119	64
Total	374	305
(i) Includes $15 million (2022: $8 million) of tax risk liabilities not related to income tax.

F.4.2. Non-current provisions and other liabilities
Non-current

	2023	2022
	(US$ millions)
Non-current legal provisions	6	16
Long-term portion of asset retirement obligations	173	155
Long-term portion of deferred income on tower sale and leasebacks recognized	31	32
Long-term employment obligations	51	37
Other non-current liabilities	68	55
Total	330	295

F.4.3. Non-current payables and accruals for capital expenditure
Non-current payables and accruals for capital expenditure include an amount of $846 million (December 31, 2022: $414 million) in relation to spectrum and license payables in Colombia. The major part of this payable is related to:
1) the acquisition, in December 2019, of licenses granting the right to use a total of 40 MHz in the 700 MHz band in Colombia. This 20-year license will expire in 2040. During the same auction, Tigo Colombia also acquired 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP 2.45 billion (equivalent to approximately $615 million at initial date's exchange rate), of which approximately 55% is payable in cash and 45% in coverage obligations to be met by 2025.
An initial payment of approximately $33 million was made in 2020, with the remainder payable in 12 annual installments beginning in 2026 and ending in 2037. The 55% cash portion bears interest at a rate corresponding to the Government Títulos de Tesorería (TES). In April and May 2020, local management received permission to operate 40 Mhz in the 700 MHz band and accounted for the spectrum as an intangible asset at an amount of $388 million corresponding to the net present value of the future payments, plus other costs directly attributable to this acquisition. The related future interest commitments will be recognized as interest expense over the next 17 years. The remaining 45% consideration due as coverage obligations are currently being estimated and will be recognized in the statement of financial position as incurred.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
As of December 31, 2023, the outstanding payable in relation to these licenses amount to $467 million (December 31, 2022: $337 million). Using the applicable interest rate, future interest commitments on the outstanding cash consideration payable amount to $553 million.
2) in February 2023, the renewal of the spectrum license related to 1900 Mhz band for an additional period of 20 years. The total consideration amounts to COP 1.14 billion (approximately $281 million at initial date's exchange rate). The first payment representing 20% of the total consideration occurred on October 27, 2023. The remaining consideration will be paid in annual installments over the next 20 years and bears interest at the moving average of the last 24 months consumer price index (CPI) rate.
As of December 31, 2023, the outstanding payable in relation to these licenses amount to $241 million. Using the applicable interest rate, future interest commitments on the outstanding cash consideration payable amount to $181 million.

F.5. Assets and liabilities related to contract with customers
Contract assets, net

	2023	2022
	(US$ millions)
Long-term portion	21	21
Short-term portion	65	61
Less: provisions for expected credit losses	(4)	(5)
Total	82	77

Contract liabilities

	2023	2022
	(US$ millions)
Long-term portion	74	2
Short-term portion	82	87
Total	156	88
The Group recognized revenue for $84 million in 2023 (2022: $91 million) that was included in the contract liability balance at the beginning of the year.
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2023 is $71 million ($71 million is expected to be recognized as revenue in the 2024 financial year and the remaining $1 million in the 2025 financial year or later). This amount does not consider contracts that have an original expected duration of one year or less, neither contracts in which consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e. billing corresponds to accounting revenue).

Contract costs, net (i)

	2023	2022
	(US$ millions)
Net at January 1	10	8
Contract costs capitalized	5	5
Amortization of contract costs	(4)	(3)
Net at December 31	12	10
(i)    Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.

G. Additional disclosure items

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
G.1. Fees to auditors

	2023	2022	2021
	(US$ millions)
Audit fees	5.6	5.1	5.2
Audit related fees	0.8	1.3	1.4
Tax fees	0.2	0.2	0.1
Other fees	0.3	0.2	0.4
Total	6.9	6.8	7.1

G.2. Capital and operational commitments
Millicom has a number of capital and operational commitments to suppliers and service providers in the normal course of its business. These commitments are mainly contracts for acquiring network and other equipment, and leases for towers and other operational equipment.

G.2.1. Capital commitments
At December 31, 2023, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $350 million of which $254 million are due within one year (December 31, 2022: $406 million of which $259 million were due within one year). The Group’s share of commitments from the joint ventures is $18 million, of which $18 million are due within one year (December 31, 2022: $29 million, all of which were due within one year).

G.3. Contingent liabilities
G.3.1. Litigation and legal risks
The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2023, the total amount of claims brought against the Company and its subsidiaries is $328 million (December 31, 2022: $239 million). The Group's share of the comparable exposure for its joint venture in Honduras is $9 million (December 31, 2022: $13 million).
As at December 31, 2023, $14 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2022: $25 million). The Group’s share of provisions made by the joint venture in Honduras was $1 million (December 31, 2022: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.
On May 25, 2020, as a result of the termination of the Costa Rica acquisition, Telefónica filed a complaint, followed by an amended complaint on August 3, 2020, against us in the Supreme Court of New York. The amended complaint asserts damages claims for alleged breaches of contract and alleges, among other things, that the Group was required to close the transaction because the closing conditions specified in the sale and purchase agreement for the acquisition had been satisfied. On February 13, 2024, the Court granted summary judgment in favor of Telefónica, ruling in favor of Telefónica's breach of contract claim as well as its methodology for calculating pre-judgment interest. As of the time of this filing, the Court has not yet determined the exact amount of damages, and a final judgment has not yet been entered. The Group disagrees with the decision and continues to believe that the Group has strong arguments in its favor. The Group plans to file an appeal of the ruling.
Other
At December 31, 2023, Millicom has various other less significant claims which are not disclosed separately in these consolidated financial statements because they are either not material or the related risk is remote.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
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
At December 31, 2023, the tax risks exposure of the Group's subsidiaries is estimated at $279 million, for which provisions of $52 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2022: $221 million of which provisions of $38 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $118 million (December 31, 2022: $97 million) and $7 million (December 31, 2022: $7 million), respectively.

G.4. Non-cash investing and financing activities
Non-cash investing and financing activities from continuing operations

	Note	2023	2022	2021
		(US$ millions)
Investing activities
Acquisition of property, plant and equipment	E.2.2.	121	(23)	(47)
Acquisition of lease right of use assets obtained in exchange of lease liabilities	E.3.	63	127	106
Asset retirement obligations	E.2.2.	30	18	32
Financing activities
Share based compensation	B.4.1.	52	29	17

G.5. Related party balances and transactions
The Group’s significant related parties are:
▪Xavier Niel, his subsidiaries and joint ventures, as well as his close family members.
•    EPM and subsidiaries (EPM), the non-controlling shareholder in our Colombian operations (see notes A.1.4. and C.7.4.);
•    Miffin Associates Corp and subsidiaries (Miffin), our joint venture partner in Guatemala until November 12, 2021, date on which Miffin ceased to be a related party, as Millicom signed and closed an agreement to acquire the remaining 45% equity interest in our joint venture business in Guatemala from Miffin (see note A.1.2.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
•    Cable Onda partners and subsidiaries, the non-controlling shareholders in Tigo Panama (see note A.1.2.), until June 29, 2022, date on which Cable Onda Partners ceased to be a related party as the non-controlling shareholders of Tigo Panama exercised their put option right to sell their remaining 20% shareholding to Millicom.
Xavier Niel
Xavier Niel has significant expertise in the telecoms sector with a 30 year track record of innovation in the sector. He is the owner of the Iliad group, a leading telecoms provider present in France, Italy and Poland, as well as NJJ Holding, an investor in telecoms assets including in Switzerland and Ireland.
Xavier Niel has significant influence over Millicom, as holding, directly or indirectly (through NJJ Holding, Atlas Investissement and Atlas Luxco S.à.r.l. ultimately controlled by him) approximately 29.1% of Millicom's shareholding and voting rights as of December 31, 2023. Additionally, on the annual AGM held on 31 May, 2023, Xavier Niel obtained representation in Millicom’s Board of Directors with the appointment of three (out of nine) non-Executive directors.
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
The Group had the following transactions with related parties:

Expenses	2023	2022	2021
	(US$ millions)
Purchases of goods and services from Miffin (i)	—	—	(165)
Purchases of goods and services from EPM	(45)	(45)	(39)
Other expenses	(10)	(18)	(16)
Total	(55)	(63)	(220)

Income and gains	2023	2022	2021
	(US$ millions)
Sale of goods and services to Miffin (i)	—	—	299
Sale of goods and services to EPM	12	11	14
Other revenue	—	1	2
Total	12	11	314
(i)    Miffin entities are not considered as related parties since November 12, 2021.
The Group had the following balances with related parties:

	December 31
	2023	2022
Liabilities	(US$ millions)
Payables to Honduras joint venture(ii)	68	48
Payables to EPM	33	39
Other accounts payable	2	2
Total	103	88
(ii)    Mainly dividends.

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

	December 31
	2023	2022
Assets	(US$ millions)
Receivables from EPM	2	2
Receivables from Honduras joint venture	9	13
Total	12	15

G.6. Colombia Unrestricted Subsidiaries
On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements.
The following supplemental consolidating financial information presents selected statement of income and statement of financial position information of Millicom and its Restricted Subsidiaries (as defined under its outstanding credit instruments) separately from such information for Millicom’s Unrestricted Subsidiaries.

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Year ended December 31, 2023
Revenue	5,661	1,313	—	4,348
Equipment, programming and other direct costs	(1,507)	(392)	(3)	(1,118)
Operating expenses	(2,043)	(501)	3	(1,539)
Depreciation	(978)	(269)	—	(709)
Amortization	(360)	(100)	—	(260)
Share of profit in Honduras joint venture	42	—	—	42
Other operating income (expenses), net	10	9	—	1
Operating profit	826	60	1	766
Net financial expenses	(684)	(242)	10	(432)
Other non-operating (expenses) income, net	36	32	—	4
Profit (loss) from other joint ventures and associates, net	(3)	—	—	(3)
Profit (loss) before taxes from continuing operations	175	(150)	11	336
Tax expense	(424)	(176)	—	(248)
Profit (loss) from continuing operations	(249)	(326)	11	87
Profit (loss) from discontinued operations, net of tax	4	—	—	4
Net profit (loss) for the year	(245)	(326)	11	91

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
December 31, 2023
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	7,785	1,152	—	6,633
Property, plant and equipment, net	3,107	884	—	2,223
Right of use assets, net	896	229	—	667
Investment in Honduras joint venture	576	—	—	576
Contract costs, net	12	—	—	12
Deferred tax assets	141	1	—	140
Other non-current assets	84	29	54	109
TOTAL NON-CURRENT ASSETS	12,601	2,295	54	10,359
CURRENT ASSETS
Inventories	45	8	—	37
Trade receivables, net	443	128	—	314
Contract assets, net	82	7	—	75
Amounts due from non-controlling interests, associates and joint ventures	12	4	—	8
Prepayments and accrued income	168	35	—	132
Current income tax assets	118	66	—	52
Supplier advances for capital expenditure	21	1	—	20
Other current assets, including derivatives financial instruments	196	43	61	215
Restricted cash	56	1	—	55
Cash and cash equivalents	775	36	—	739
TOTAL CURRENT ASSETS	1,915	330	61	1,647
TOTAL ASSETS	14,516	2,625	115	12,006

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,334	—	—	1,334
Treasury shares	(8)	—	—	(8)
Other reserves	(500)	(373)	—	(127)
Retained profits	2,785	640	113	2,258
Net profit/ (loss) for the period/year attributable to owners of the Company	(82)	(163)	—	81
Equity attributable to owners of the Company	3,529	105	113	3,538
Non-controlling interests	(84)	(85)	—	1
TOTAL EQUITY	3,445	20	113	3,538
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	6,476	601	—	5,875
Lease liabilities	854	226	—	628
Derivative financial instruments	46	—	—	46
Amounts due to non-controlling interests, associates and joint ventures	12	54	—	(42)
Payables and accruals for capital expenditure	885	846	—	38
Other non-current liabilities - Total	330	166	—	163
Deferred tax liabilities	140	—	—	140
TOTAL NON-CURRENT LIABILITIES	8,742	1,894	—	6,848
Debt and financing	221	111	—	109
Lease liabilities	189	65	—	124
Put option liability	86	—	—	86
Payables and accruals for capital expenditure	314	112	—	202
Other trade payables	390	123	—	266
Amounts due to non-controlling interests, associates and joint ventures	62	65	—	(3)
Accrued interest and other expenses	444	92	—	353
Current income tax liabilities	93	1	—	93
Contract liabilities	156	5	—	151
Provisions and other current liabilities	374	137	2	239
TOTAL CURRENT LIABILITIES	2,329	711	2	1,620
TOTAL LIABILITIES	11,071	2,605	2	8,468
TOTAL EQUITY AND LIABILITIES	14,516	2,625	115	12,006

Notes to the Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021
H. Subsequent Events
Voluntary retirement plan in Colombia
On January 19, 2024, Tigo Colombia announced a voluntary retirement plan for its employees. As of the time of issuance of this report, Millicom has incurred severance expenses related to this plan of approximately $17 million.
Tower sale
On January 24, 2024, Millicom announced that its subsidiary in Colombia has agreed to sell approximately 1,100 wireless communications towers to affiliates of investment funds managed by KKR.
Telefonica Costa Rica legal case
On February 13, 2024, the New York Supreme Court granted summary judgment in favor of a breach of contract claim filed by Telefónica after Millicom terminated the acquisition of Telefónica’s Costa Rican business in 2020. The Court also ruled in favor of Telefónica’s methodology for calculating pre-judgment interest. As of the time of the issuance of this report, the Court has not yet determined the exact amount of damages, and a final judgment has not yet been entered. Millicom disagrees with the decision and continues to believe that it has strong arguments in its favor. Millicom plans to file an appeal of the ruling.
Bond repurchase
Since January 1, 2024 up to the date of issuance of these consolidated financial statements, Millicom has continued to repurchase bonds in the secondary markets for total amounts of $17 million of the 2031 USD 4.5% Senior notes, $64 million of the USD 5.125% Comcel Senior Notes and $27 million of the USD 4.500% Senior Notes in Panama.
Share repurchase program
As part of the share repurchase program Millicom has continued to repurchase shares in 2024, acquiring an additional 1,289,776 shares since the beginning of 2024 to March 7, 2024.
Mobile network combination in Colombia
On February 26, 2024, Tigo Colombia finalized its agreement with Telefonica's subsidiary in Colombia to create a jointly-owned mobile infrastructure business, which will combine some of the Group's mobile network infrastructure and spectrum assets in Colombia. On February 26, 2024, Tigo Colombia received final approvals to operate the 5G spectrum purchased in the auction that occurred on December 20, 2023 enabling Tigo Colombia to launch 5G services which are now available.