Form 20-F
period 2024-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2025-04-08
CIK 912958

As filed with the Securities and Exchange Commission on April 8, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Grand Duchy of Luxembourg
(Jurisdiction of incorporation)
8400 NW 36th Street, Suite 530
Doral, FL 33166
United States
(Address of principal executive offices)
Bart Vanhaeren
Chief Financial Officer

8400 NW 36th Street, Suite 530
Doral, FL 33166
United States
Phone: +1 305 302 4907
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
172,096,305 common shares as of December 31, 2024
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
Yes ☐ No ☒
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
Yes☐ No ☒

Annual Report on Form 20-F
2024

FORM 20-F CROSS REFERENCE GUIDE

Item in Form 20F	Cross-Reference to Consolidated Management Report	Pages
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	None - Not Applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	None - Not Applicable
ITEM 3. KEY INFORMATION	Key Information	15
A. Reserved
B. Capitalization and Indebtedness	None - Not Applicable
C. Reasons for the Offer and Use of Proceeds	None - Not Applicable
D. Risk Factors	Key Information - Risk Factors	15
ITEM 4. INFORMATION ON THE COMPANY	Information on the Company	46
A. History and Development of the Company	Information on the Company - History and Development of the Company	46
B. Business Overview	Information on the Company - Business Overview	47
C. Organizational Structure	Information on the Company - Organizational Structure and Subsidiaries	56
D. Property, Plant and Equipment	Information on the Company - Business Overview	47
Item 4A. Unresolved Staff Comments	None - Not Applicable
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	Operating and Financial Review and Prospects	58
A. Operating Results	Operating and Financial Review and Prospects - Operating Results	58
B. Liquidity and Capital Resources	Operating and Financial Review and Prospects - Liquidity and Capital Resources	74
C. Research and Development, Patents and Licenses, etc.	Information on the Company - Business Overview	47
D. Trend Information	Operating and Financial Review and Prospects - Trend Information	78
E. Critical Accounting Estimates	Not Applicable
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	Directors, Senior Management and Employees	79
A. Directors and Senior Management	Corporate Governance - Board Governance - Board Profile: Skills and Experience; Corporate Governance - Group Leadership Team	117
B. Compensation	Directors, Senior Management and Employees - Compensation	79
C. Board Practices	Corporate Governance - Board Governance	136
D. Employees	Directors, Senior Management and Employees - Employees	80

E. Share Ownership	Corporate Governance - Board Profile: Skills and Experience; Corporate Governance - Group Leadership Team	106
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation	None - Not Applicable
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	See 2 following lines
A. Major Shareholders	Corporate Governance - Shareholders and Representation of Shareholders	101
B. Related Party Transactions	Additional Information - Related Party Transactions	82
C. Interests of Experts and Counsel	None - Not Applicable
ITEM 8. FINANCIAL INFORMATION	Financial Information	81
A. Consolidated Statements and Other Financial Information	Financial Information - Consolidated Statements and Other Financial Information	81
B. Significant Changes	Financial Information - Significant Changes	82
ITEM 9. THE OFFER AND LISTING	The Offer and Listing	82
A. Offer and Listing Details	The Offer and Listing - Offer and Listing Details	82
B. Plan of Distribution	None - Not Applicable
C. Markets	The Offer and Listing	82
D. Selling Shareholders	None - Not Applicable
E. Dilution	None - Not Applicable
F. Expenses of the Issue	None - Not Applicable
ITEM 10. ADDITIONAL INFORMATION	Additional Information	82
A. Share Capital	None - Not Applicable
B. Memorandum and Articles of Association	Corporate Governance - Corporate Governance Statement and Framework	133
C. Material Contracts	Additional Information - Material Contracts	83
D. Exchange Controls	Additional Information - Exchange Controls	84
E. Taxation	Additional Information - Taxation	84
F. Dividends and Paying Agents	None - Not Applicable
G. Statement by Experts	None - Not Applicable
H. Documents on Display	Additional Information - Documents on Display	91
I. Subsidiary Information	None - Not Applicable
J. Annual Report to Security Holders	None - Not Applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Quantitative and Qualitative Disclosures about Market Risk	92
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	None - Not Applicable
A. Debt Securities	None - Not Applicable
B. Warrants and Rights	None - Not Applicable
C. Other Securities	None - Not Applicable

D. American Depositary Shares	None - Not Applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	None - Not Applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	None - Not Applicable
ITEM 15. CONTROLS AND PROCEDURES	Controls and Procedures	94
A. Disclosure Controls and Procedures	Controls and Procedures	95
B. Management's Annual Report on Internal Control over Financial Reporting	Controls and Procedures	95
C. Report of Independent Registered Public Accounting Firm	Controls and Procedures	95
D. Changes in Internal Control over Financial Reporting	Controls and Procedures	97
ITEM 16. RESERVED
Item 16A. Audit Committee Financial Expert	Audit and Compliance Committee Financial Expert	97
Item 16B. Code of Ethics	Code of Ethics	130
Item 16C. Principal Accountant Fees and Services	Principal Accountant Fees and Services	124
Item 16D. Exemptions from the Listing Standards for Audit Committees	None - Not Applicable
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of Equity Securities	124
Item 16F. Change in Registrant's Certifying Accountant	Change in Registrant's Certifying Accountant	125
Item 16G. Corporate Governance	Corporate Governance - Corporate Governance Statement	97
Item 16H. Mine Safety Disclosure	None - Not Applicable
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None - Not Applicable
Item 16J. Insider Trading Policies	Corporate Governance - Board Governance	98
Item 16K. Cybersecurity	Risk Management	43
PART III
ITEMS 17 and 18. FINANCIAL STATEMENTS	Financial Statements	126
ITEM 19. EXHIBITS	Exhibits	126

Letter to Shareholders
Dear Shareholders,

At Millicom (Tigo) our customers come first. As we look back on 2024 we stay focused on delivering great service and smart solutions that support the communities we serve.

Looking ahead to 2025, we’re entering a time of big change. New technologies like generative AI and supercomputing are changing how people connect, communicate, and innovate. The digital world is moving fast, and the need for high-speed data is driving it all.

Millicom (Tigo) is well positioned to seize the opportunities this new era presents. Our robust fixed and mobile networks, comprehensive digital platforms, and diverse content offerings—including cable, entertainment, and cloud solutions—equip us to meet the growing demand for connectivity and digital services.

At the heart of this success is the strength of the Tigo brand, a trusted name in Latin America synonymous with quality, innovation, and social impact. Our continued investment in the brand ensures that we remain relevant and deeply connected to the communities we serve—both emotionally and technologically.

Our strong financial foundation and strategic scale enable us to drive growth and deliver exceptional value to our customers and stakeholders in this rapidly evolving digital landscape. This strong financial position is the result of a transformative 2024, during which we successfully completed our restructuring program. This initiative significantly strengthened the company’s financial health, allowing us to focus more intently on our core purpose: building digital highways, connecting people, and developing our communities.

Financially, 2024 was a standout year for Millicom, as Operating Profit grew by 62.5% to $1.34 billion, and Net Income attributable to owners of the Company reached $253 million ($1.47 per share), a substantial improvement from a net loss of $82 million in 2023. Net Cash Provided by Operating Activities totaled $1.60 billion, driving Equity Free Cash Flow(1) to a record of $777 million. This robust cash generation enabled us to reduce debt, bringing our leverage down within our stated target range.

Our restructuring journey began with Project Everest in 2022. Throughout 2023, with strong support from Atlas, we expanded the project's scope, laying the groundwork for our solid performance in 2024. Key achievements of the restructuring program include:

•Employee-Related Cost Reductions: Achieved approximately 15% savings, excluding restructuring costs, through a 27% average headcount reduction across all geographies and functions over the past two years.
•Operational Expense Savings: Reduced 2024 spending by approximately 21% on programming, 18% on information technology, and 18% on external services, by renegotiating and re-scoping supplier contracts.
•Enhanced Capital Efficiency: Lowered capital investment by 30% over the past two years while reducing churn and increasing average speeds delivered to our residential broadband customers.

These strategic actions have resulted in a more efficient company with a reduced baseline for operating and capital expenditures. This relentless focus on efficiency has become ingrained in our corporate culture. Consequently, the Board has decided to reinstate shareholder remuneration, which had been on pause since the pandemic.

Millicom achieved significant milestones across several strategic initiatives:

Colombia

•Tower Sale and Network Collaboration: We completed the sale of our Colombian tower assets to KKR and entered into a joint operation with Telefónica to establish a unified mobile access network. This collaboration includes sharing radioelectric spectrum usage permits, enhancing network efficiency and coverage across the country.
•Acquisition of Telefonica's Stake in Coltel: Millicom signed a definitive agreement to acquire Telefónica's controlling 67.5% equity interest in Telefónica Colombia, or Telecomunicaciones S.A. ESP BIC ("Coltel"). We also plan to offer to purchase the remaining 32.5% stake from La Nación and other shareholders. This strategic move aims to create a robust telecom entity with the scale and financial capacity to support significant network and spectrum investments, aligning with Colombia's digital inclusion objectives.

Central America

•Tower Portfolio Sale and Leaseback: We agreed with SBA Telecommunications LLC to sell and lease back our portfolio of more than 7,000 towers in Central America. The transactions will allow Millicom to exit the non-core tower business and to re-deploy capital in the Company's core connectivity business.

Costa Rica

•Operational Merger with Liberty Latin America: In Costa Rica, we signed a binding agreement with Liberty Latin America to combine our operations to increase scale. The combined entity will be in a position to accelerate the deployment of FTTH and 5G networks in the country.

Corporate Governance

1.    Delisting from Nasdaq Stockholm: We delisted our Swedish Depository Receipts from Nasdaq Stockholm, in order to improve overall liquidity, attract new investors focused on Latin America, simplify corporate governance, and reduce administrative costs.

2.    As part of our transformation, we have also significantly streamlined our corporate headquarters in Miami, empowering our country operations with more autonomy and decision-making authority. This leaner central structure allows us to be more agile, responsive, and aligned with local market needs—amplifying the impact of our strategy where it matters most.

These strategic actions reflect our commitment to strengthening our core operations, enhancing financial flexibility, and positioning Millicom for sustainable growth in the evolving digital landscape.

Thank You

Today, Millicom Tigo is a more focused and agile company, dedicated to meeting the evolving needs of our customers across Latin America. We are proud to deliver consistent financial performance while expanding digital access and inclusion in the communities we serve.

· To our customers: Thank you for choosing and staying with Tigo. You are the reason we innovate, grow, and invest in the future of digital connectivity. We are honored by your trust, and we will continue to prioritize your needs as we connect more people and communities to opportunities every day.

· To our shareholders: Thank you for your trust and confidence in Millicom. We entered 2025 with stronger fundamentals, a sharper strategic focus, and a clear path to long-term value creation. We remain committed to disciplined execution and enhancing your returns as we continue building a digital future for all.

· To our employees: Thank you for your unwavering commitment to our customers and your contribution to moving our business forward. Your energy and belief in our purpose bring vibrancy to our culture and drive continuous innovation and impact.

As we begin our second year in our respective roles, we have established a clear strategy, refined our operating model, and set ambitious targets. Our focus now is on execution—delivering on our commitments to our customers, employees, investors, and the communities we serve.

Marcelo Benítez	Maxime Lombardini
Chief Executive Officer	Interim Chair of the Board

(1) Equity free cash flow is a Non-IFRS measure. See "Operating and Financial Review and Prospects—Operating Results—Use of Non-IFRS Terms" section for more information on this measure.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial statement information
We have included in this Annual Report the Millicom Group’s (as defined below) audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022. The Millicom Group’s audited consolidated financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We end our fiscal year on December 31. References to fiscal 2024, fiscal 2023 and fiscal 2022 refer to the years ended December 31, 2024, 2023 and 2022, respectively.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker (the "CODM") to make strategic and operational decisions from both a business and geographic perspective. Our risks and rates of return for our operations were predominantly affected by operating in different geographical regions. During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. Following these organizational changes, and considering the information being reviewed by the CODM to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation. Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other, which includes Nicaragua, Costa Rica and El Salvador. See “Operating and Financial Review and Prospects—Operating Results—Our segments.”
Presentation of data
We present operational and financial data in this Annual Report. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group at a consolidated level, and exclude our Honduras joint venture.
Financial data is presented either at a consolidated level or at a segmental level, as derived from our consolidated financial statements, including the notes thereto. At a consolidated level, we account for our operations in Honduras as a joint venture using the equity method of accounting. At a segmental level, we account for our operations in Honduras as if they were fully consolidated, as this reflects the way management views and uses internally reported information to make decisions.
We have made rounding adjustments to reach some of the figures included in this Annual Report. Accordingly, figures shown as totals in some tables may not be an exact arithmetic aggregation of the figures that preceded them, and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in this Annual Report.
Certain references
Unless the context otherwise requires, references to the “Company” or “MIC S.A.” refer only to Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg, and the terms “Millicom,” “Millicom Group,” “our Group,” “we,” “us” and “our” refer to Millicom International Cellular S.A. and its consolidated subsidiaries and, where applicable, our joint venture in Honduras.
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

FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute “forward-looking” statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Annual Report contains certain forward-looking statements concerning our intentions, beliefs or current expectations regarding our future financial results, plans, liquidity, prospects, growth, strategy and profitability, as well as the general economic conditions of the industries and countries in which we operate. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and the economic, political and legal environments in which we operate and other information that is not historical information.
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
•potential disruption due to health crises, including pandemics, epidemics, or    other    public    health    emergencies, geopolitical events, armed conflict and acts by terrorists;
•telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;
•competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
•the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the anticipated efficiencies and savings of our cost-reduction project, the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;
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
•cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business, partners, suppliers or customers;
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
•our ability to close the sale of towers and tower-related assets held by Lati International S.A.;
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
•our ability to compete with larger providers of telecommunications, cable and broadband services and alternative technologies;
•our dependency on key suppliers to provide us with products, devices, networks and systems;
•the effect of international actions on our supply chain, including trade sanctions;
•our reliance on third parties to operate and maintain parts of the network infrastructure we use;
•our access to interconnection and capacity agreements that are required to transmit voice and data to and from our networks;
•the impact of the political, legal and economic risks associated with the emerging markets in which we operate;
•our ability to successfully implement our strategic priorities, including through acquisitions, divestitures or mergers, and efficiently allocate capital;
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
•our dependency on cash flows from our operations in Guatemala;
•our ability to attract and retain talent; and
•our ability to effectively monitor and respond to expectations regarding environmental, social and governance matters.

Additionally, the risk factors described in this section have been separated into four separate but interrelated areas:
1.risks related to the telecommunications, cable and MFS industries;
2.risks related to Millicom’s business in the markets in which it operates;
3.risks related to Millicom’s size, structure and leadership; and
4.risks related to share ownership, governance practices, and registration with the Securities and Exchange Commission ("SEC").

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
In recent years, the cable TV and direct-to-home satellite TV industries (together “pay-TV”) have experienced a rapid escalation in the cost of content rights and programming. We expect these costs may continue to increase, particularly those related to exclusive and live broadcasts of sporting and other events. As of December 31, 2024, we had exclusivity rights over certain local soccer content in several of our markets, including Bolivia, Costa Rica, El Salvador, Guatemala, Honduras, Panama and Paraguay, and we expect that the costs of these rights may continue to increase significantly. If we are unable to moderate the growth in these costs or fully pass them on to our customers in the form of price increases, we may lose our rights to this content. Any failure to maintain such rights may reduce the desirability of our networks and negatively affect our profitability.
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
We acquire rights to distribute certain content or services for use by our mobile, pay-TV and broadband customers, and we have strategic partnerships with major digital players, such as Amazon. We make long-term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. In some instances, our commitments include minimum guarantees, which means that we are required to pay a certain agreed-upon amount regardless of the amount collected from the provision of such services. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time.
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
Most of our licenses are granted for specified terms, and we have no assurance that any license will be renewed upon expiration. Licenses due to expire in 2025 include our license Value Added Services (VAS) in Honduras, and AWS in Colombia.

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

Cyber-attacks may cause equipment failures that render our networks or systems inoperable and could cause disruptions to our customers’, suppliers’ and vendors’ operations. The costs associated with a major cyber-attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources and lost revenue from business interruption and litigation. In addition, the inability to operate or use our networks and systems, even for a limited period of time, may result in loss of market share to other communications providers. Such costs and disruptions may have a significant adverse effect on our business.

Our control environment and controls may not be sufficient to prevent or rapidly detect and respond to cyber-attacks.

As a telecommunications company, we are often targeted by threat actors, who are aware that our Company manages a large amount of critical and confidential data and that the impact of a cyber-attack could have a serious impact on critical businesses and a large number of individuals in the countries in which we operate. We may be impacted by phishing, breaches, ransomware attacks, extortion, insiders or external malicious actors targeting our systems, networks and data, or incidents affecting third parties on which our business relies.

Like many other companies, Millicom has been subject to ransomware attacks, web service attacks, denial of service attacks, unauthorized access to services or data and threats related to our operations in several Latin American countries where we operate, with the most significant incidents occurring in Paraguay, Guatemala, El Salvador, Colombia and Bolivia. While the incidents were managed with a focus on minimizing the impact on customers, third parties and our services and we were able to recover and limit the loss of data, there can be no assurance that we will be able to prevent any future cyber-attacks that result in a material loss of data or other security breaches, notwithstanding the measures and control environment we have put in place.

Although we have taken and continue to take measures to prevent and mitigate cybersecurity incidents, whether caused by internal or external actors, there can be no assurance that we will be able to adequately anticipate or prevent them, as the tactics and techniques used by malicious threat actors are constantly evolving and may initially go undetected.

We collect and process customer personal data.
Our business involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees, customers and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent.

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
h.Environment and sustainability
Failure to comply with environmental requirements could result in monetary fines, reputational damage or other obligations.
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
We rely on handset distributors, manufacturers and application developers to provide us with the handsets, hardware and services demanded by our customers. The key suppliers of our handsets and set-top boxes, in terms of both volume of sales and importance to our operations, are Apple, B-Mobile, Blu, Honor, Maxwest, Motorola, OPPO, Samsung, Tecno, Vivo, Xiaomi and ZTE. We import directly from original equipment manufacturers ("OEMs"), or we source our handsets through their authorized distributors in each of our markets.

We are dependent on key suppliers to provide us with networks and systems.
We seek to standardize our network equipment to ensure compatibility, ease equipment replacement and reduce downtime of our network and contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Ericsson, Nokia, PPC, Fiberhome, Harmonic, Kaon, Vantiva, Juniper, Intraway and VMWare.
We have limited influence over these key suppliers, and even less over their suppliers and the continuity of their supply chains, which could be disrupted in many ways. Therefore, we cannot assure you that we will be able to obtain required products or services on favorable terms or at all. Any failure of key suppliers to provide software and equipment could interfere with our operations. For example, in recent years, we experienced significant disruptions in the supply of microchips due to a global shortage that affected our suppliers, which we addressed by accumulating strategic inventories and substituting alternative products to sustain our operations. While we did not experience such disruptions in 2023 or 2024, there can be no assurance that we will not be subject to future shortages or other similar disruptions, which could have a significant adverse effect on our business.
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
We depend upon certain third parties to operate and maintain parts of the network infrastructure we use, including certain towers and network infrastructure, and related services.
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
Our strategic priorities include, among others, expansion of our high-speed data networks (4G, HFC and FTTH), facilitation of growth in our mobile data and fixed broadband segments, implementation of 5G technology transformation projects to improve our operating performance and efficiency, implementation of cost efficiency programs and the creation of, and potential sale of interests in, legal entities to separate our Towers business (including Lati International S.A.) and our Tigo Money business from our telecommunications service operations. We also regularly evaluate potential opportunities to consolidate or form strategic partnerships or alliances with other large competitors. There can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure, that it will achieve the desired financial or operational objectives or that any entities will be divested (including Lati International S.A.). In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees, local shareholders and other stakeholders, business interruptions, and difficulty in recruiting and retaining key personnel. Further, we could enter into partnerships or strategic alliances that require significant investment or other undertakings from us (including non-compete agreements) or that limit our financial flexibility or pose limitations on our ability to control or exercise significant influence over companies or businesses in which we have an ownership stake or over which we exercise control, which could, in turn, result in our having to deconsolidate assets, liabilities and results of operations associated with those businesses.
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

Given the importance of Colombia to our results, any failure to sustain or improve our position in the mobile services sector could have a material impact on our consolidated financial results.
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
Although the use of mobile financial services and digital payments has increased throughout the world, there can be no assurance that this increase will result in the acceptance of our MFS across the markets in which we operate. For example, our Tigo Money business is currently deployed in several of our markets, and, as of December 31, 2024, we had a total of 3.7 million active users. However, we may be unable to achieve the required level of market acceptance in order for us to recover the investment costs involved in developing and launching such services, and any failure to achieve such acceptance may cause us to reduce our product offerings or exit certain of our markets.
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
Prepaid customers do not sign service contracts and may be more likely than postpaid customers to switch mobile operators and take advantage of promotional offers by other operators. Many of our prepaid mobile customers subscribe to short-term packages that are valid for only one day. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future. Prepaid customers generated approximately 60% of our mobile service revenue during 2024.
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
Some of the countries in which we operate may be subject to greater political and economic risk than developed countries. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, Bolivia, Panama and Guatemala, and to a lesser extent, Colombia, have recently experienced civil, social and political unrest.
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
Any decision taken by the U.S. government that has an impact on the Latin American economy, such as reducing commercial activity between the countries in which we operate and the United States, increasing tariffs, limiting immigration, increasing interest rates or slowing direct foreign investments, could adversely affect the disposable income of consumers. In addition, a slowdown in the U.S. economy may have an adverse impact on the level of U.S. dollar remittances that form a large part of the GDP of many of the countries in which we operate.
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
Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by a lack of long-term financing in local currencies or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Quantitative and Qualitative Disclosures About Market Risk—Foreign currency risk.”
Due to the lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures.
We had net foreign exchange losses of $43 million in fiscal year 2024 compared to net foreign exchange gains of $31 million in fiscal year 2023 and net foreign exchange losses of $84 million in fiscal year 2022. At the operational level, we seek to match the currencies of our cash inflows and outflows, but while this practice reduces, it does not eliminate, our significant foreign exchange exposure to the U.S. dollar.
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
In the United States, the Trump administration indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped, and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the Trump administration indicated that the United States may impose retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.
Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial condition or cash flows.
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
From time to time, in the ordinary course of our business, we are involved in legal proceedings. Some of these legal proceedings can be complex, costly, and highly disruptive to our business operations. Certain of these proceedings may be spurious in nature and may demand significant energy and attention from management and other key personnel. For example, in Tanzania in June 2016, we were served with a complaint by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company. While this claim was eventually dismissed, it absorbed a significant amount of management time and resulted in additional costs. We regularly face significant litigation involving inflated claims for damages. The risks associated with these cases may be exacerbated by a lack of transparency in the judicial systems of the markets in which we operate. The assessment of the outcome of legal proceedings, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The amounts ultimately received or paid upon settlement or pursuant to final judgment, order or decree may differ materially from amounts accrued in our financial statements. In addition, litigation or similar proceedings could impose restraints on our current or future manner of doing business. For example, if we enter litigation proceedings with a regulator in a country in which we operate, we may face penalties or decrees that compel us to cease or partially cease the provision of certain of our services or the operation of our networks.
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
We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks, as well as with detecting, monitoring and reducing incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.
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
Although we implement and provide training on health and safety matters, particularly related to the risks of working on telecommunications towers or on TV poles, there is no guarantee that our employees or our contractors will comply with applicable safety standards. For example, in 2024, we unfortunately suffered one employee fatality and two fatalities in our contracted services. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of, or injury to, our employees or contractors, as well as expose ourselves to possible litigation and reputational harm.
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
As of December 31, 2024, approximately 13% of our employees participated in collective employment agreements. While we have collective bargaining agreements in place, we could incur significant additional labor costs and/or experience work stoppages as a result of subsequent negotiations or new minimum wage legislation, which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact they would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructuring and other activities that impact employees. We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations materially and adversely affect the quality of our services and harm our reputation.
3.Risks related to Millicom’s size and structure and leadership
a.Size - capacity and limitations
The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.
As of December 31, 2024, our consolidated indebtedness excluding lease liabilities was $5,815 million, of which MIC S.A. incurred $2,401 million directly, and MIC S.A. guaranteed $217 million of indebtedness incurred by its subsidiaries. Including lease liabilities, our consolidated indebtedness was $6,769 million as of December 31, 2024. In addition, at December 31, 2024 our joint venture in Honduras, which is non-recourse to MIC S.A., had $364 million of debt and lease liabilities of $87 million.
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
We pursue acquisitions, investments and merger opportunities from time to time which may subject us to significant risks, and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.
From time to time, we pursue acquisitions of, investments in strategic partnerships and mergers with businesses (including other providers that we compete with), technologies, services and/or products that complement or expand our business. Some of these transactions are, and other potential transactions could be, significant relative to the size of our business and operations. For example, on March 12, 2025, we entered into a definitive agreement to acquire 67.5% of Telefónica Colombia, or Telecomunicaciones S.A. ESP BIC ("Coltel"). Pursuant to the agreement, we also agreed to participate in the public sale process to acquire the remaining 32.5% of Coltel held by La Nación and other investors, and to participate in a separate public sale process to acquire the remaining equity interest in our existing operations in Colombia held by Empresas

Públicas de Medellín. Our aggregate investment in these transactions is expected to be approximately $1 billion; however, there are numerous factors beyond our control that could affect the total amount of the investment, including but not limited to the prices fixed by the public sale processes.
Further, we may pursue other strategic transactions that could subject us to significant risks, such as the definitive agreement that we entered into in August 2024 with Liberty Latin America, one of our competitors in Costa Rica. Pursuant to the agreement, we expect to combine our operations in Costa Rica in a cashless merger in which we will retain a minority interest of approximately 14%. The merger is subject to customary closing conditions, including regulatory approvals, and is expected to close during the second half of 2025.
These transactions involve, and any similar transactions in the future could involve, a number of risks and present financial, managerial, governance and operational challenges, including: diverting management's attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; loss of control or significant influence, potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees.
Moreover, we may not be able to successfully complete acquisitions, mergers and strategic partnerships due to various challenges, such as the failure to obtain required regulatory approvals or strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities (which may include other participants in the public sale processes for the equity interests in Coltel held by La Nación and other investors and the equity interests in our existing operations in Colombia held by Empresas Públicas de Medellín).
There can be no assurance that we will be able to complete such transactions in the manner that we anticipate or at all, or that we will realize the expected operating efficiencies, synergies, cost savings, revenue enhancements or other benefits from such transactions. Any inability to realize the full extent of the anticipated benefits from such transactions could have a material adverse effect on our business, financial condition and results of operations.
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
These services include, financing, procurement, technical and management services, business support services (including a shared services center in El Salvador, corporate offices in Guatemala and Colombia, and a multinational corporation headquarters (SEM) in Panama, among others), digital transformation, customer experience, procurement, human resources, legal, information technology, marketing services and advisory services related to the construction, installation, operation, management and maintenance of its networks. If Millicom's central functions are unable to provide these services to our operating subsidiaries and joint ventures on a timely basis and at a level that meets our needs, our operating subsidiaries and joint ventures may be disrupted.
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
We have adopted, and may in the future adopt, share repurchase programs under which we are authorized to repurchase our shares. However, there can be no assurance that any future share repurchase program will be fully consummated. The amount, timing and execution of any share repurchase program may fluctuate based on our priorities for the use of cash or as a result of changes in cash flows, tax laws, and the market price of our shares. Any reduction or discontinuance by us of dividend payments or repurchases of our shares may cause the market price of our shares to decline.
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
An active trading market for our common shares that will provide you with adequate liquidity may not develop.
Throughout 2024, a majority of the trading activity in our common shares comprised trading of our Swedish depository receipts that represent underlying common shares ("SDRs") listed on Nasdaq Stockholm. The Company's SDRs were delisted from Nasdaq Stockholm on March 17, 2025. As a result, the Company's common shares are only listed on the Nasdaq Global Select Market in the United States. We cannot predict if an active trading market will develop for our common shares on the Nasdaq Global Select Market or how liquid that market might become. If an active trading market does not develop for our common shares on the Nasdaq Global Select Market, you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.
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
As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Disclosure Controls and Procedures.” Our independent registered public accounting firm has issued a report as of December 31, 2024. See “Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.” However, if we fail to maintain an effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As a foreign private issuer, we are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2025.
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
c.Shareholder protection
Xavier Niel owns a significant amount of Millicom’s shares, giving him substantial management influence that may not align with the interests of our other shareholders.

As of December 31, 2024, Atlas S.A.S., formerly known as Atlas Luxco S.à r.l. (“Atlas”), owned 69,236,111 shares, representing 40.37% of the voting shares of the Company. The sole owner of Atlas is Atlas Investissement S.A.S., and the sole owner of Atlas Investissement S.A.S. is Iliad Holding S.A.S., which is owned by Xavier Niel and his children. In addition, three of our eight directors are affiliated with Mr. Niel.

As a result, Mr. Niel has the ability to exert significant influence over our strategic, operating and financial policies. Mr. Niel also has the ability to influence the election of our directors and the outcome of other corporate actions requiring shareholder approval, such as a merger or sale of the Company, a sale of all or substantially all of our assets, or amendments to our Articles of Association. This concentration of voting power could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other shareholders or that could be disadvantageous to our shareholders with interests different from those of Mr. Niel. In addition, the significant concentration of ownership may adversely affect the market value of our common shares due to investors’ perception that conflicts of interest may exist or arise.

Although we are not considered to be a “controlled company” under Nasdaq corporate governance rules, we could in the future become a controlled company if Atlas were to acquire more than 50% of the voting power of the Company. If this were to occur, we may in the future elect to rely on the “controlled company” exemptions under the Nasdaq corporate governance rules, particularly in the event that we no longer qualify as a foreign private issuer and therefore cease to be eligible for the exemptions separately provided by such status. In that event, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards.

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
Risk Management
Risks and Uncertainty
Millicom operates its business in emerging markets with unpredictable political and economic environments, presenting a higher level of inherent risk compared to mobile and cable businesses in more mature markets. Our governance and oversight structure is designed to reduce uncertainties and mitigate these risks. Thus, we only accept risks in our businesses and markets to the extent that opportunities for sufficient returns exist, and where we can design, implement, and operate appropriate systems and controls to manage those risks.

We recognize that risk is linked with opportunity and closely aligned with strategic goals. Our risk management focus is on reducing uncertainty to enhance decision-making in strategy formulation and the allocation of capital and resources.

Risk Management
The Board of Directors is responsible for ensuring a sound system of risk management and internal controls and overseeing the processes that govern the identification, assessment, and prioritization of risks. The Audit and Compliance Committee reviews risk management reports and the methodology and controls within the organization.

Responsibility for maintaining effective internal controls is delegated to the CEO and the Group Leadership Team with oversight provided by the Audit and Compliance Committee. The Group Leadership Team is supported by a dedicated Business Control team responsible for the internal control framework. Each country also has its own dedicated local Business Control team responsible for monitoring and development of the local internal control environment.
Risks are identified and managed by management. We prioritize risks based on likelihood of occurrence and importance to the business. We quantify, measure, and monitor risks using risk indicators, with action plans to reduce gaps between current and target risk levels. Millicom has a management risk committee comprised of members of the Group Leadership Team and central functions responsible for key enterprise risks (the "Management Risk Committee"). The Management Risk Committee meets at least quarterly to consider the evolution of key risks, monitor risk levels against appetite and tolerance, and consider future potential uncertainties and how they may manifest themselves as risks to Millicom's business. The Chief Risk Officer is part of the Group Leadership Team.

The Internal Audit & Enterprise Risk Management function is responsible for the design, implementation, and monitoring of Millicom’s enterprise risk management framework and processes.

Technology and Information
Information Security
Our Global Chief Information Security Officer ("CISO") manages the information security program and reports to the Chief Technology and Information Officer ("CTIO"). The CISO is responsible for identifying, managing and mitigating technology-centric risks throughout the Company. The CISO oversees regional information security teams to ensure the confidentiality, integrity and availability of all business-critical information systems and assets, and the regional information security teams work closely with business and technology leaders to ensure compliance with corporate policies and regional information security regulatory requirements within the various countries where we conduct business.

In early 2024, the CISO and CTIO departed the Company. In July 2024, Guillaume Duhaze assumed the role of CTIO, and Lourdes Lay Sánchez, the Company's Information Security Director, assumed the responsibilities of the CISO (the "CISO").

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall enterprise risk management. We manage cybersecurity risks through our information security program, which is designed to align with the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). Our information security program manages cybersecurity risks by creating a framework for identifying the source of cybersecurity threats and incidents (including threats associated with the use of services provided by third-party service providers), training employees and specialized roles, implementing measures to protect critical data and data flows, monitoring essential networks and applications, identifying and remediating vulnerabilities and informing executive management and our Board of Directors of material cybersecurity threats and incidents.

Our cybersecurity team also engages a third-party consultant for risk incident detection and vulnerability assessment, which employs a risk management program based on Rapid7's solutions. We confer with our third-party consultant on a weekly basis to assess the adequacy and strength of our monitoring efforts, address operational issues and drive continuous improvement.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Key Information—1. Risks related to the telecommunications, cable and MFS industries—f. Cybersecurity and data protection" in this Annual Report.

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

Role of Management
While our Board of Directors has overall responsibility for the oversight of our enterprise risk management, our management is responsible for day-to-day risk management. Our cybersecurity risk management is under the direction of our CTIO and CISO, and they are primarily responsible for defining and implementing our information security program and cybersecurity risk management (which we do not engage third parties for). In particular, our CTIO and CISO are responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes and risk indicators to ensure that such potential cybersecurity risk exposures are monitored, and implementing mitigating actions and plans to lower risks to targeted levels. In addition, our CTIO and CISO oversee the design of trainings on cybersecurity risks that are provided to all employees at least annually, with specialized trainings for executives, developers, system, network and database administrators and other key roles within the Company. More than 90% of our employees participated in security awareness and training in 2024 covering key threats—including but not limited to phishing risk—as well as prevention and company procedures.
Our CTIO and CISO receive reports from our cybersecurity team and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. Under the cybersecurity incident response plan, our CISO assigns a severity rating to each incident, and an escalation matrix is used to provide notifications to management and the Board of Directors based on the severity and duration of the incident.
In addition, our CTIO and CISO provide a quarterly update to the Audit and Compliance Committee on Millicom's cybersecurity risk management that includes reports on cybersecurity threats and incidents, mitigation strategies and remediation plans, recent developments in cybersecurity and updates to the Company's cybersecurity programs. Our CTIO and CISO provide a similar cybersecurity update to management, typically once a month.
Our CTIO and CISO are experienced information systems security professionals. Our CTIO has more than 30 years of experience in the telecommunications industry, particularly with technology-related aspects of telecommunication companies. His presence in the telecommunications business makes him knowledgeable about the technology and cybersecurity risks that are specific to the industry and our markets. Our CISO has over 20 years of experience in information technology, including 15 years in information technology security, information security, and managing cybersecurity risks, and is certified in cybersecurity by the Information System Security Certification Consortium (ISC2).

INFORMATION ON THE COMPANY
History and Development of the Company
The Company’s legal name is Millicom International Cellular S.A. ("MIC S.A." or "the Company"). The Company uses the Tigo brand in all of the countries in which it does business. MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. The Company’s address is: 148-150 Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number for the Head of Financial Reporting is: +352 691 750 041. The Company’s U.S. agent is: C T Corporation, 28 Liberty Street, 42nd Floor, New York, New York 10005, United States.

MIC S.A. was formed in December 1990 when Kinnevik AB, formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated, a corporation established in the United States, contributed their respective interests in international mobile joint ventures to form MIC S.A. See “Information on the Company—Business Overview” for historical information regarding the development of our principal geographic markets and “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Group capital expenditures and commitments” for a description of our capital expenditures.
The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company’s website address is www.millicom.com. The information contained on, or that can be accessed through, the Company’s website is not part of, and is not incorporated into, this Annual Report.

Business Overview
Introduction
We are a leading provider of fixed and mobile services dedicated to emerging markets. Through our main brands Tigo® and Tigo Business™, we provide a wide range of digital services in nine countries in Latin America, including high-speed data, cable TV, direct-to-home satellite TV (“DTH” and when we refer to DTH together with cable TV, we use the term “pay-TV”), mobile voice, mobile data, SMS, MFS, fixed voice, and business solutions including value-added services (“VAS”). We provide services on both a business-to-consumer (“B2C”) and a business-to-business (“B2B”) basis, and we have used the Tigo brand in all our markets since 2004.
We offer the following principal categories of services:
•Mobile, including mobile data, mobile voice, and MFS to consumer, business and government customers;
•Fixed and other services, including broadband, pay-TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and VAS and solutions to business and government customers.
We provide both mobile and cable services in eight countries: Bolivia, Colombia, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. In addition, we provide cable services in Costa Rica. We previously provided mobile services including mobile financial services in Africa, which we finally exited in April 2022 when we disposed of our operations in Tanzania to focus on the Latin American region.
Additionally, we have a large portfolio of infrastructure across Latin America and, including our Honduras joint venture, our portfolio includes more than 9,300 towers, 12 Tier III data centers and more than 200,000 kilometers of fiber. In 2023, we created a new wholly owned tower infrastructure company, Lati International S.A. ("Lati"), and in 2024 we announced an agreement to sell Lati, including a portfolio of more than 7,000 towers in Central America, to SBA Telecommunications LLC. See note A.1. to our audited consolidated financial statements included elsewhere in this Annual Report.
During the latter half of 2023 and throughout 2024, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group streamlined its structure, with all General Managers of operations and Group Leadership Team members reporting directly to the Chief Executive Officer ("CEO"). The CEO, together with the Chief Financial Officer ("CFO") and the Chief Technology & Information Officer ("CTIO"), form the Chief Operating Decision Maker (“CODM”). Following these organizational changes, and considering the information being reviewed by the CODM to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation. Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay, and Other, which includes Nicaragua, Costa Rica and El Salvador. See “Operating and Financial Review and Prospects—Operating Results—Our segments.”

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
As of December 31, 2024, we provided services to 41.5 million mobile customers and 4.5 million customer relationships with a subscription to at least one of our fixed services. This includes 4.0 million customer relationships on our HFC and FTTH networks and 0.4 million DTH subscribers. The remaining customer relationships are served using various technologies, including fixed wireless solutions as well as our legacy copper network. We also provide mobile financial services ("MFS") under our Tigo Money brand, which operates in Paraguay, Guatemala, El Salvador, Bolivia and Honduras.
For the year ended December 31, 2024, our revenue was $5,804 million and our net income attributable to the owners of the company was $253 million. We had approximately 14,000 employees, including our Honduras joint venture.
Our strategy
Our strategy is to continue to expand the reach and capacity of our networks and distribution capabilities to grow our customer base over time. Underpinning this strategy is management’s assessment that penetration rates for both mobile and fixed broadband services in our markets are low relative to penetration rates in other markets globally, and that they have potential to increase over time. Based on our own subscriber data, mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G networks, were approximately 73% in Bolivia, 66% in Colombia, 60% in Paraguay, 58% in Panama, 58% in Honduras, 55% in El Salvador, 52% in Nicaragua and 40% in Guatemala as of December 31, 2024. Based on our own customer data and market intelligence, fixed and other services penetration rates, as measured by the number of residential broadband customers as a percentage of households in the country, were approximately 58% in Costa Rica, 58% in Colombia, 48% in Panama, 43% in Paraguay, 40% in El Salvador, 33% in Bolivia, 27% in Guatemala, 23% in Honduras, and 21% in Nicaragua as of December 31, 2024. Pay-TV penetration rates, as measured by the number of pay-TV customers, including DTH, as a percentage of households in the country, were approximately 49% in Costa Rica, 42% in Panama, 38% in Colombia, 36% in Paraguay, 35% in El Salvador, 31% in Guatemala, 24% in Honduras, 17% in Nicaragua, and 15% in Bolivia as of December 31, 2024.
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
Mobile is the largest part of our business and generated 58% of consolidated service revenue for the year ended December 31, 2024 and 57% of our consolidated service revenue for the year ended December 31, 2023.
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
Mobile Financial Services (MFS)
We provide a broad range of mobile financial services ("MFS") such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs through our MFS App, Tigo Money. Tigo Money allows our customers to send and receive money, without the need for a bank account. As of December 31, 2024, we provided MFS to 3.7 million Tigo and non-Tigo customers. The service complements our Mobile and Fixed service offerings and increases customer satisfaction and loyalty, increasing ARPU and reducing customer churn. Since 2022, we have been exploring entering into new financial and strategic partnerships aimed at enhancing Tigo Money's value creation potential and enabling a partial or full divestiture of Tigo Money in the future.
Fixed and other service revenue
In our Fixed and other service revenue category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential (Home) consumers and to government and business (B2B) customers. Fixed and other service revenue generated 40% of our consolidated service revenue for the year ended December 31, 2024 and 42% of our consolidated service revenue for the year ended December 31, 2023.
Home
Our fixed-service residential customers (a “customer relationship”) generate revenue for us by purchasing one or more of our three fixed services: pay-TV, fixed broadband, and fixed telephony. We refer to each service that a customer purchases as a revenue generating unit (“RGU”), such that a single customer relationship can have up to three RGUs in countries where we are permitted to sell all three services.

We provide Home services mainly over our HFC and FTTH networks, but we also offer pay-TV services via our DTH platform. In some markets, we also provide broadband services using fixed-wireless access and copper-based technologies. Throughout this report, we include FTTH network and customer metrics as a subset of our HFC network and customer metrics.
We provide Home services in every country where we operate. As of December 31, 2024, the Group had 4.5 million customer relationships, of which 4.0 million were connected to our HFC and FTTH networks, and we had 8.1 million HFC and FTTH RGUs.
B2B fixed
We offer fixed-voice and data telecommunications services, managed services and cloud and security solutions to small, medium and large businesses and governmental entities. We offer B2B fixed services in all of the markets in which we operate.
We have already deployed more than 200,000 kilometers of fiber in our markets, including our Honduras joint venture, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. We have also established partnerships in the area of hypercloud, virtualization and Internet of Things, to capture the growth in the adoption of these technologies and help our customers accelerate their digital transformations.
Our markets
Overview
The nine markets we serve are Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras (through our joint venture), Nicaragua, Panama and Paraguay. We provide Fixed and other services in each of these markets, and we provide Mobile services in each market except for Costa Rica.
The following chart shows the relative revenue generation of each country in our Group for 2024 (excluding our Honduras joint venture and before inter-segment and other eliminations):

Millicom's Mobile, Broadband, and Pay-TV Operations(1)

Honduras
(Joint Venture)
Mobile #1
BBI #1
Pay TV #1
Nicaragua
Mobile #1
BBI #2
Pay TV #3
Guatemala
Mobile #1
BBI #1
Pay TV #1
El Salvador
Mobile #1
BBI #2
Pay TV #2
Colombia
Mobile #3
BBI #2
Pay TV #2
Costa Rica
BBI #4
Pay TV #2
Panama
Mobile #1
BBI #1
Pay TV #1
Paraguay
Mobile #1
BBI #1
Pay TV #1
Bolivia
Mobile #2
BBI #1
Pay TV #1

(1)     The data presented here is based on subscriber numbers as of December 31, 2024 and reflects Millicom's experience and our investigation of market conditions. The number of market players in each country reflects only large national network operators and excludes smaller players, and Millicom's position is based on total market share by subscribers. Millicom has a non-controlling partner in Colombia (50%) and a joint venture partner in Honduras (33%), with the latter accounted for in the Group's consolidated financial statements using the equity method.
Bolivia
We provide Mobile and Fixed and other services through Telefónica Celular de Bolivia S.A., which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.
Mobile: As of December 31, 2024, we served 3.9 million subscribers and were the second largest provider of Mobile services in Bolivia, as measured by total subscribers.
Fixed and other: As of December 31, 2024, we were the largest provider of broadband and pay-TV services in Bolivia, as measured by subscribers, and we had 683,000 customer relationships. We offer broadband services through HFC and FTTH, and we provide pay-TV primarily through HFC, FTTH, and DTH in Bolivia.
Colombia
We provide Mobile and Fixed and other services in Colombia through UNE EPM Telecomunicaciones S.A. ("UNE"), in which we own a 50% plus one voting share interest, and Colombia Móvil S.A., which is a wholly owned subsidiary of UNE. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014. As further disclosed in our audited consolidated financial statements included elsewhere in this Annual Report, on July 31, 2024, Millicom announced that it signed a non-binding memorandum of understanding with Telefónica for the potential acquisition of Telefónica

Colombia, or Telecomunicaciones S.A. ESP BIC ("Coltel"), as part of a broader intended combination of Coltel and UNE. A definitive agreement was signed on March 12, 2025.
Mobile: As of December 31, 2024, we served 12.2 million subscribers and were the third largest provider of Mobile services in Colombia, as measured by subscribers. On February 26, 2024, Colombia Móvil S.A. ESP ("Tigo Colombia") finalized an agreement with Coltel to create a jointly owned mobile infrastructure business, which will combine some of our mobile network infrastructure and spectrum assets with the mobile network infrastructure and spectrum assets of Coltel.

Fixed and other services: Tigo is one of the principal digital cable operators in Colombia. As of December 31, 2024, we were the second largest provider of pay-TV and broadband internet services in Colombia, as measured by subscribers, with 1.6 million customer relationships. Since 2022, we also have wholesale network access agreements with Empresa de Telecomunicaciones de Bogota ("ETB") and Ufinet, giving us the ability to market Tigo fixed services in the Bogota metropolitan area where ETB or Ufinet have deployed their FTTH networks.
Costa Rica
We provide Fixed and other services in Costa Rica through Millicom Cable Costa Rica S.A. ("Millicom Costa Rica"), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country. As further disclosed in our audited consolidated financial statements included elsewhere in this Annual Report, on August 1, 2024, we signed a binding agreement with Liberty Latin America to combine our operations in Costa Rica in a cashless merger in which Millicom would retain a minority equity ownership of approximately 14%. The transaction is subject to closing conditions, including regulatory approvals, and is expected to close during the second half of 2025.
Fixed and other services: As of December 31, 2024, we had 218,000 customer relationships through our HFC network and DTH services, and we were the second largest provider of pay-TV and the fourth largest provider of broadband internet services in Costa Rica, as measured by subscribers.
El Salvador
We provide Mobile and Fixed and other services in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly owned by the Millicom Group. We have operated in El Salvador since 1993.
Mobile: As of December 31, 2024, we served 3.1 million subscribers and were the largest provider of Mobile services in El Salvador as measured by subscribers.
Fixed and other services: Telemóvil is a leading cable operator in El Salvador. As of December 31, 2024, we were the second largest provider of pay-TV and the second largest provider of broadband internet services, as measured by subscribers, with a total of 305,000 customer relationships on our HFC and FTTH networks and DTH services.
Guatemala
We provide Mobile and Fixed and other services in Guatemala, principally through Comunicaciones Celulares S.A. ("Comcel"). On November 12, 2021, we signed and closed an agreement to acquire the remaining 45% equity interest in Comcel and the other entities that operate our Guatemala business from our local partner. As a result, Millicom owns a 100% equity interest in the entities that operate our Guatemala business and fully consolidates them since that date. We have operated in Guatemala since 1990.
Mobile: As of December 31, 2024, we provided Mobile services to 11.6 million customers and were the largest provider of mobile services in Guatemala, as measured by subscribers. In 2022, we became the first mobile operator in the country to launch 5G services. During 2023, we participated in two separate spectrum auctions, which allowed us to significantly increase the total amount of spectrum available to us.
Fixed and other services: As of December 31, 2024, we were the largest provider of pay-TV and broadband internet services in Guatemala, as measured by subscribers, and we served 701,000 customer relationships with both HFC and FTTH networks, as well as DTH services.
Honduras

We provide Mobile and Fixed and other services in Honduras through Telefónica Celular S.A. de C.V. (“Celtel”), a joint venture in which the Millicom Group holds a 66.67% equity interest. The remaining 33.33% of Celtel is owned by our local partner. See “Operating and Financial Review and Prospects—Operating Results—Our segments—Honduras joint venture” for details regarding the accounting treatment of our Honduras operations. We have operated in Honduras since 1996.
Mobile: As of December 31, 2024, we served 5.0 million Mobile subscribers, and we were the largest provider of Mobile services, as measured by subscribers.
Fixed and other services: As of December 31, 2024, we were the largest provider of cable TV and the largest provider of broadband internet services, as measured by subscribers, with 184,000 customer relationships. We offer triple-play services (cable TV, internet and fixed telephone) in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our fixed network. We continue to invest to expand and upgrade the capacity of our fixed network in Honduras.
Nicaragua
In 2019, we purchased Telefonía Celular de Nicaragua, S.A., the leading provider of Mobile services in the country, based on the number of subscribers. As of December 31, 2024, we served 3.7 million mobile subscribers.
Prior to 2019, we had a very small presence in Nicaragua, where we provided mostly B2B fixed services. We have also provided Cable services to a small but rapidly growing customer base since 2018. We were the third largest provider of pay-TV and second largest provider of broadband services, as measured by subscribers, as of December 31, 2024.
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
Mobile: As of December 31, 2024, we had 2.8 million Mobile subscribers, and we were the largest provider of Mobile services in Panama, as measured by total mobile subscribers.
Fixed and other services: As of December 31, 2024, we had 438,000 customer relationships on our fixed network as well as through DTH services, and we were the largest provider of pay-TV and the largest provider of broadband internet services in Panama, as measured by subscribers.
Paraguay
We provide Mobile and Fixed and other services in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefónica Celular del Paraguay S.A. ("Telecel"). We have operated in Paraguay since 1992.
Mobile: As of December 31, 2024, we had 4.3 million Mobile subscribers, and we were the largest provider of Mobile services in Paraguay, as measured by total mobile subscribers.
Fixed and other services: We are the largest provider of pay-TV and broadband internet services in Paraguay as measured by subscribers. As of December 31, 2024, we had 481,000 customer relationships with our fixed networks, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our fixed network, and we use our DTH license to offer pay-TV in areas not reached by our fixed network. We offer residential broadband internet services mostly using our fixed network, but we also employ wireless technology to provide service beyond the reach of our fixed networks. We have exclusive rights to broadcast Paraguay’s national league championship games through 2027, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2026.

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

The table below summarizes our most important current mobile spectrum holdings by country:

Country	Spectrum	Blocks	Expiration date
Bolivia	700MHz	2x12MHz	2028
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Bolivia	27GHz	575MHz	2031
Colombia**	700MHz	2x20MHz	2040
Colombia	AWS	2x15MHz	2025
Colombia	1900MHz	2x5MHz	2029
Colombia	1900MHz	2x20MHz	2043
Colombia**	3500MHz	1x80MHz	2044
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	AWS	2x25MHz	2040
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2028
El Salvador	2600 MHz	1x50 MHz	2038
Guatemala	850MHz	2x24MHz	2032 - 2033
Guatemala*	700MHz	2x15MHz	2033 - 2035
Guatemala	700MHz	2x10MHz	2033 - 2043
Guatemala*	2600MHz	2x45MHz	2026 - 2043
Guatemala	2600MHz	1x50MHz	2032
Guatemala	3500MHz	1x75MHz	2033
Guatemala	3500MHz	1x50MHz	2033
Honduras	850MHz	2x25MHz	2028
Honduras	AWS	2x20MHz	2028
Nicaragua	700MHz	2x20MHz	2033
Nicaragua	850MHz	2x12.5MHz	2033
Nicaragua	1900MHz	2x30MHz	2033
Nicaragua	AWS	2x20MHz	2033
Panama	700MHz	2x15MHz	2036
Panama	850MHz	2x12.5MHz	2036
Panama	1900MHz	2x10MHz	2036
Panama	AWS	2x20MHz	2036
Paraguay	850MHz	2x12.5MHz	2026
Paraguay	700MHz	2x15MHz	2029
Paraguay	AWS	2x15MHz	2026
Paraguay	1900MHz	2x15MHz	2027

* Spectrum blocks have regional allocations and varying expiration dates.
** As further disclosed in Note E.4.2. to our audited consolidated financial statements, Tigo Colombia and Coltel signed an agreement to share their mobile networks. One block of spectrum (1x20MHz) originally allocated to Tigo Colombia was transferred to the Colombia Móvil - Colombia Telecomunicaciones joint venture ('Union Temporal') in December 2024. Additionally, 80 MHz in the 3500 MHz band was granted to the Colombia Móvil - Colombia Telecomunicaciones joint venture in February 2024.

Below, we provide further regulatory details in respect of certain of our countries of operation.
Bolivia: We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2028/2031, cable, VOIP authorizations until 2028 and internet authorizations until 2046.
Colombia: Colombia Móvil S.A. (Colombia Móvil) holds two separate nationwide spectrum licenses in the 1900 MHz band totaling 50 MHz, the earliest of which expires in 2029. The renewal of the AWS license was approved until December 2025. As further disclosed in Note E.4.2. to our audited consolidated financial statements, on February 26, 2024, Tigo Colombia and Coltel signed an agreement to share their mobile networks. In December 2024, the Ministry of Information Technologies and Communications approved the transfer of a 20 MHz license in the 700 MHz band to the Colombia Móvil - Colombia Telecomunicaciones joint operation and additionally, the Colombia Móvil - Colombia Telecomunicaciones joint operation was awarded 80 MHz of spectrum until 2044.

Costa Rica: We hold a general license to provide telecommunication services which expires in 2029, and a spectrum permit to download content for cable TV services which expires in 2029.

El Salvador: We hold a license to provide TV services until 2029 (fixed), telephone services until 2030, wireless telephone services until 2034 and several spectrum licenses until 2041.

Guatemala: We operate a nationwide mobile network and hold spectrum licenses with the earliest expiration in 2026.

Honduras: Celtel has spectrum licenses in the 850 MHz and AWS bands, which expire in 2028. The Honduran government has been planning a multi-band frequency spectrum auction in the 700 MHz and 3,500 MHz bands. However, any spectrum auction is expected to be executed after a modification of the applicable telecommunications law.

Panama: We hold cable TV, radio licenses and certain licenses to operate local, national and international long distance telephony and resale services that will expire in 2044. We also have certain other licenses to operate national and international long-distance telephony, which we expect to renew. A new block of 2x5 MHz in the 700 MHz band was assigned until 2036, totaling 30 MHz in the band.

Paraguay: We own licenses in four bands of spectrum in Paraguay with the earliest expiration in 2026. We also hold an internet access and data transmission license that will expire in 2029.

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
As a result, in 2023, we created Lati International S.A. and began the process of identifying and transferring towers to newly created local legal entities in each of our countries of operation in order to operate and manage these assets separately in the future.
In order to optimize the capital structure of our Towers business, we have also initiated a monetization process. We believe this will allow us to focus our capital investment on other fixed assets, such as network equipment, thereby increasing our network coverage, capacity and the overall quality of our service, while also improving our return on invested capital. On October 28, 2024, we agreed to sell certain Lati assets, encompassing a portfolio of more than 7,000 towers in Central America, to SBA Telecommunications LLC. Closing is subject to regulatory approvals and other closing conditions and is expected to occur in mid-2025. Following the sale, Millicom will continue to own certain Lati subsidiaries in Bolivia and Paraguay that own and operate approximately 2,300 towers.
Tower sales in Colombia
On January 24, 2024, Tigo Colombia signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback. Cash from the sale is presented as a cash inflow from investing activity in the statement of cash flows to our audited consolidated financial statements.

For additional information, see note E.4. to our audited consolidated financial statements included elsewhere in this Annual Report.

Organizational Structure and Subsidiaries
The parent company, Millicom International Cellular S.A. ("MIC S.A."), is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S.A.’s main subsidiaries as of December 31, 2024:

Entity	Country	Activity	Ownership Interest* (%)
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share
Comunicaciones Celulares S.A.	Guatemala	Mobile	100
Grupo de Comunicaciones Digitales, S.A. (formerly Telefonica Moviles Panama, S.A.)	Panama	Mobile	100
Lati International S.A. (i)	Luxembourg	Holding Company ('Lati business')	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100
Millicom International Operations B.V. (ii)	Netherlands	Holding Company	100
Millicom International Services LLC	USA	Services Company	100
Millicom LIH S.A.	Luxembourg	Holding Company	100
Millicom International Operations S.A.	Luxembourg	Holding Company	100
Millicom Spain S.L.	Spain	Holding Company	100
Millicom Telecommunications S.A. (iii)	Luxembourg	Holding Company ('MFS business')	100
Navega.com S.A.	Guatemala	Cable, DTH	100
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Mobile	100
Servicios Innovadores de Comunicacion y Entretenimiento, S.A.	Guatemala	Mobile	100
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.)	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, Cable	100
Telefonia Celular de Nicaragua S.A.	Nicaragua	Mobile, Cable, Internet, Fixed-line	100
Telefonica Celular del Paraguay S.A. (iv)	Paraguay	Mobile, Cable, Pay-TV, Internet	100
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, Cable, DTH	100
UNE EPM Telecomunicaciones S.A. and subsidiaries	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the two entities.
(i) Lati International S.A. is the holding company of our tower business.
(ii) Millicom International Operations B.V. was held by Millicom Holding B.V. and MIC Latin America B.V. until they merged in July 2024.
(iii) Millicom Telecommunications S.A. is the holding company of most of our MFS business.
(iv) Servicios y Productos Multimedios S.A. merged with Telefónica Celular del Paraguay S.A. in April 2024.

In addition, we provide services in Honduras through Celtel, a joint venture in which MIC S.A. indirectly holds a 66.67% equity interest. We entered into our joint venture in Honduras at the inception of this business in the 1990s. At that time, Millicom had limited sources of capital and was investing heavily to deploy mobile operations in many countries around the world; this partner provided local market expertise and reduced Millicom’s overall capital needs. Despite the fact that Millicom owns more than 50% of the shares of this entity and has the right to nominate a majority of the directors, all decisions taken by the board or the shareholders in Honduras must be taken by a supermajority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over our joint venture in Honduras.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, and the notes thereto, included elsewhere in this Annual Report.
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
•    Macro and socio-demographic factors. These affect demand for and affordability of our services and include consumer confidence and expansion of the middle class, as well as foreign currency exchange rate volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class make our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and typically have more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign currency risk.”
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
•Cost-reduction measures. Beginning in 2022, and continuing throughout 2023 and 2024, we implemented a broad-based efficiency program (initially called "Project Everest"), and we incurred severance and other restructuring costs of approximately $87 million in 2023 and $115 million in 2024.
Additional factors and trends affecting our performance and the results of operations are set out in "Key Information—Risk Factors."
Factors affecting comparability of prior periods
Acquisitions
In the years ended December 31, 2024, 2023 and 2022, the Group also completed certain other minor acquisitions.
Joint operation in Colombia
On February 26, 2024, Tigo Colombia and Coltel signed an agreement to share their mobile networks. This collaboration involves 2 new joint arrangements. (both qualifying as joint operations). Certain assets and liabilities were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the corresponding joint operation. Additionally, in accordance with IFRS 5, certain assets and related liabilities are kept as of December 31, 2024 as "held for sale." See note E.4.2. to our audited consolidated financial statements for additional details.
Discontinued operations
Tanzania
On April 19, 2021, we announced the signing of an agreement for the sale of our operations in Tanzania to a consortium led by Axian. The transaction was completed on April 5, 2022 for initial cash consideration of approximately $101 million (subject to final price adjustments).
Our segments
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker (the "CODM") to make strategic and operational decisions from both a business and geographic perspective. During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. Following these organizational changes, and considering the information being reviewed by the CODM to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation. Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other, which includes Nicaragua, Costa Rica and El Salvador.

Honduras joint venture
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
We report our share of the net income of this joint venture in our consolidated statement of income under the caption “Share of profit in joint ventures.”
For additional details on the Honduras joint venture, see note A.2. to our audited consolidated financial statements.

Our customer base
We generate revenue mainly from the mobile and fixed and other services that we provide and to a lesser extent, from the sale of telephone and other equipment. For a description of our services, see “Information on the Company—Business Overview—Our services.” Our results of operations are therefore dependent on both the size of our customer base and on the amount that customers spend on our services.
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

Group mobile customers	As of December 31,
	2024	2023	2022
	(in thousands, except where noted)
Mobile customers	41,527	40,665	40,576
Mobile customer ARPU (in U.S. dollars)	$6.3	$6.0	$6.1

Group - Mobile ARPU Reconciliation	As of December 31,
	2024	2023	2022
Mobile service revenue ($m)	3,159	2,993	2,957
Mobile service revenue ($m) from non-Tigo customers ($m) *	(52)	(51)	(43)
Mobile service revenue ($m) from Tigo customers (A)	3,107	2,942	2,914
Mobile customers - end of period (000)	41,527	40,665	40,576
Mobile customers - average (000) (B) **	40,925	40,635	40,041
Mobile ARPU (USD/Month) (A/B/number of months)	6.3	6.0	6.1
*Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE and other non-customer driven revenue.
**Average of the last five quarter-end subscriber totals.

Mobile customers by country in our Group	As of December 31,
	2024	2023	2022
	(in thousands)
Bolivia	3,945	3,875	3,687
Colombia	12,162	11,632	11,511
El Salvador	3,055	2,966	3,026
Guatemala	11,560	11,715	11,793
Nicaragua	3,688	3,710	3,860
Panama	2,820	2,642	2,441
Paraguay	4,296	4,124	4,258

In addition to the above, our Honduras joint venture had 4,992 thousand mobile customers as of December 31, 2024, 5,088 thousand customers as of December 31, 2023 and 5,152 customers as of December 31, 2022.

Group Home customers	As of December 31,
	2024	2023	2022
	(in thousands, except where noted)
Total homes passed	13,539	13,348	12,905
Total customer relationships (i)	4,461	4,435	4,811
HFC / FTTH homes passed	13,318	13,112	12,632
HFC / FTTH customer relationships	3,983	3,868	4,139
HFC / FTTH RGUs	8,134	8,191	8,708
HFC / FTTH broadband internet RGUs	3,786	3,602	3,778
Home ARPU (in U.S. dollars)	$27.4	$27.1	$26.6
(i) Beginning in 2023, we present only residential customer relationships and homes passed. 2022 data also includes data related to B2B customers.

In addition to the above, our Honduras joint venture had 166 thousand HFC / FTTH customer relationships as of December 31, 2024, 173 thousand as of December 31, 2023 and 172 thousand as of December 31, 2022.

Group - Home ARPU Reconciliation	As of December 31,
	2024	2023	2022
Home service revenue ($m)	1,482	1,537	1,555
Home service revenue ($m) from non-Tigo customers ($m) *	(26)	(28)	(33)
Home service revenue ($m) from Tigo customers (A)	1,456	1,510	1,522
Customer Relationships - end of period (000) **	4,461	4,435	4,811
Customer Relationships - average (000) (B) ***	4,421	4,647	4,765
Home ARPU (USD/Month) (A/B/number of months)	27.4	27.1	26.6
Beginning    in 2023, the calculation of Home ARPU includes equipment rental.
*TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non-customer-driven revenue.
**Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).
***Average of the last five quarters.

Results of operations

We have based the following discussion on our audited consolidated financial statements included elsewhere in this Annual Report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See “Operating and Financial Review and Prospects—Operating Results —Factors affecting comparability of prior periods.”

Group Consolidated results of operations for the years ended December 31, 2024 and 2023
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage Change
	2024	2023
	(U.S. dollars in millions, except percentages)
Revenue	5,804	5,661	2.5%
Equipment, programming and other direct costs	(1,420)	(1,507)	5.8%
Operating expenses	(1,915)	(2,043)	6.2%
Depreciation	(916)	(978)	6.4%
Amortization	(319)	(360)	11.6%
Share of profit in joint ventures	54	42	26.7%
Other operating income (expenses), net	54	10	NM
Operating profit	1,342	826	62.5%
Interest and other financial expenses	(716)	(712)	(0.5)%
Interest and other financial income	46	28	61.4%
Other non-operating (expenses) income, net	(119)	36	NM
Loss from other joint ventures and associates, net	—	(3)	99.6%
Profit (loss) before taxes from continuing operations	552	175	NM
Tax expense	(281)	(424)	33.7%
Profit (loss) from continuing operations	271	(249)	NM
Profit (loss) from discontinued operations, net of tax	(3)	4	NM
Net profit (loss) for the year	268	(245)	NM
The following table sets forth group revenue opened by:

	Year ended December 31,
	2024	2023	Percentage Change
	Group	Group	Group
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,159	2,993	5.5%
Fixed and other service revenue	2,175	2,192	(0.8)%
Other revenue	84	65	27.9%
Service revenue(i)	5,417	5,250	3.2%
Telephone and equipment revenue	387	411	(5.8)%
Revenue	5,804	5,661	2.5%
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
Revenue
Revenue increased by 2.5% for the year ended December 31, 2024 to $5,804 million from $5,661 million for the year ended December 31, 2023. The increase in revenue of $143 million reflects positive revenue growth in most countries, partially offset by lower revenue in Paraguay. Additionally, see "—Revenue and EBITDA by Reportable Segments for the years ended December 31, 2024 and 2023" below.
Equipment, programming and other direct costs
Equipment, programming and other direct costs decreased by 5.8% for the year ended December 31, 2024 to $1,420 million from $1,507 million for the year ended December 31, 2023, reflecting savings from our efficiency program.
Operating expenses
Operating expenses decreased by 6.2% for the year ended December 31, 2024 to $1,915 million from $2,043 million for the year ended December 31, 2023, reflecting savings from our efficiency program. For the year ended December 31, 2024 operating expenses include severance costs related to Project Everest of $115 million and also one-off costs related to buy-out discussions.
Depreciation
Depreciation decreased by 6.4% for the year ended December 31, 2024 to $916 million from $978 million for the year ended December 31, 2023. The decline is mostly due to the sale of towers and reclassification of assets to held for sale in Colombia, and, to a lesser extent, longer useful lives in fiber assets.
Amortization
Amortization decreased 11.6% for the year ended December 31, 2024 to $319 million from $360 million for the year ended December 31, 2023, as we stopped amortizing assets held for sale related to the mobile network sharing agreement in Colombia.
Share of profit in joint ventures
Share of profit in joint ventures increased by 26.7% for the year ended December 31, 2024 to $54 million from $42 million for the year ended December 31, 2023, reflecting the increased profitability of our Honduras joint venture (attributable to higher revenue performance and lower operational costs).
Other operating income (expenses), net
Other operating income (expenses), net, for the year ended December 31, 2024 was $54 million, an increase from income of $10 million for the year ended December 31, 2023, due mainly to a one-time gain of $28 million stemming from the creation of the shared mobile network and also due to a one-time gain of $13 million on the sale of towers, both in Colombia.
Interest and other financial expenses
Interest and other financial expenses increased by 0.5% for the year ended December 31, 2024 to $716 million from $712 million for the year ended December 31, 2023, reflecting higher commissions on the purchase of U.S. dollars by our operations in Bolivia, partially offset by lower interest expense on our reduced debt position.
Interest and other financial income
Interest and other financial income increased by 61.4% for the year ended December 31, 2024 to $46 million from $28 million for the year ended December 31, 2023, mainly due to discounts on debt repurchases and higher interest income earned.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net, increased by $155 million for the year ended December 31, 2024 to an expense of $119 million, from an income of $36 million for the year ended December 31, 2023. The increase was mainly due to a provision for an adverse legal ruling as well as foreign exchange losses, mainly in Colombia and Paraguay.
Loss from other joint ventures and associates, net

Loss from other joint ventures and associates, net, increased by $3 million for the year ended December 31, 2024 to nil from a loss of $3 million for the year ended December 31, 2023, that was attributable to our former operations in Ghana.
Tax expenses
Tax expenses, decreased by 33.7% for the year ended December 31, 2024 to $281 million from $424 million for the year ended December 31, 2023. The decrease is mainly due to the write-off of deferred tax assets and value-added tax credits in Colombia in 2023.
Net profit (loss) for the year
Net profit for the year increased by $513 million for the year ended December 31, 2024 to a gain of $268 million, from a loss of $245 million for the year ended December 31, 2023. Profit for the year from continuing operations increased by $520 million for the year ended December 31, 2024 to a gain of $271 million, from a loss of $249 million for the year ended December 31, 2023 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax decreased by $8 million for the year ended December 31, 2024 to a loss of $3 million as compared to a profit of $4 million for the year ended December 31, 2023.
Revenue and EBITDA by Reportable Segments for the years ended December 31, 2024 and 2023
Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other segments, which includes Nicaragua, Costa Rica and El Salvador. The Honduras segment presents the results of our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. The following table sets forth our revenue by reportable segments for the years ended December 31, 2024 and 2023. See note B.3. to our audited consolidated financial statements for additional details.

Revenue by Reportable Segments	Year ended December 31		Percentage Change
	2024	2023
	(U.S. dollars in millions, except percentages)
Guatemala	1,603	1,564	2.5%
Colombia	1,380	1,313	5.1%
Panama	756	719	5.1%
Bolivia	613	613	0.1%
Honduras (i)	617	612	0.9%
Paraguay	559	568	(1.6)%
Other	914	902	1.3%
Inter-segment and other eliminations (i)	(638)	(631)	(1.2)%
Total Group	5,804	5,661	2.5%
Guatemala represented 25%, Colombia represented 21%, Panama, Bolivia, Honduras and Paraguay each represented between 9% and 12%, and Other represented together 14% of our total revenue by reportable segment for the year ended December 31, 2024. Panama and Colombia experienced the highest relative increase in revenues of 5.1%, due to robust growth in the Mobile business (and in Panama, also due to two new large B2B contracts). In contrast, revenue declined 1.6% in Paraguay due to the weaker foreign exchange rate. Other increase was mainly driven by higher revenue in the Mobile business for El Salvador and Nicaragua.

EBITDA by Reportable Segments	Year ended December 31		Percentage Change
	2024	2023
	(U.S. dollars in millions, except percentages)
Guatemala	867	807	7.4%
Colombia	525	420	25.0%
Panama	354	296	19.5%
Bolivia	266	224	18.7%
Honduras (i)	302	272	10.9%
Paraguay	267	236	12.9%
Other	391	352	11.1%
(i) While the Millicom Group holds a 66.67% equity interest in the Honduras joint venture (which is accounted for using the equity method), its performance is reviewed by the CODM in a similar manner as the Group's fully owned operations and is therefore shown as a separate operating segment at 100%. However, such amounts are removed for reconciliation to the Group's total revenue. See note B.3. to our audited consolidated financial statements for further details on segment information.

The Guatemala, Colombia, and Panama segments generated the highest EBITDA in 2024. While the Company's restructuring program produced meaningful cost savings in all country segments, positively impacting profitability in 2024, the following noteworthy factors also affected the comparison with 2023:
•Guatemala EBITDA benefited from higher prepaid mobile ARPU;
•Colombia EBITDA benefited from postpaid customer and prepaid mobile ARPU growth, which more than offset a decline in the Home business;
•Panama EBITDA benefited from mobile customer and ARPU growth, as well as new B2B contracts;
•Bolivia EBITDA benefited from higher mobile and B2B revenue, partially offset by lower revenue in Home, where we have continued to prioritize profitability over growth;
•Paraguay EBITDA benefited from mobile customer and ARPU growth and continued strong performance in B2B; and
•Other EBITDA benefited from growth in mobile offsetting a decline in Home.

Group Consolidated results of operations for the years ended December 31, 2023 and 2022
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31		Percentage Change
	2023	2022
	(U.S. dollars in millions, except percentages)
Revenue	5,661	5,624	0.7%
Equipment, programming and other direct costs	(1,507)	(1,506)	(0.1)%
Operating expenses	(2,043)	(1,890)	(8.1)%
Depreciation	(978)	(999)	2.1%
Amortization	(360)	(345)	(4.5)%
Share of profit in joint ventures	42	32	30.6%
Other operating income (expenses), net	10	(2)	NM
Operating profit	826	915	(9.8)%
Interest and other financial expenses	(712)	(617)	(15.5)%
Interest and other financial income	28	18	58.0%
Other non-operating (expenses) income, net	36	(78)	NM
Profit (loss) from other joint ventures and associates, net	(3)	—	NM
Profit before taxes from continuing operations	175	238	(26.4)%
Tax expense	(424)	(222)	(90.8)%
Profit from continuing operations	(249)	16	NM
Profit (loss) from discontinued operations, net of tax	4	113	(96.3)%
Net profit for the year	(245)	129	NM

The following table sets forth group revenue opened by:

	Year ended December 31,
	2023	2022	Percentage Change
	Group	Group	Group
	(U.S. dollars in millions, except percentages)
Mobile revenue	2,993	2,957	1.2%
Fixed and other service revenue	2,192	2,145	2.2%
Other revenue	65	69	(4.8)%
Service revenue(i)	5,250	5,171	1.5%
Telephone and equipment revenue	411	454	(9.5)%
Revenue	5,661	5,624	0.7%
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

Revenue
Revenue increased by 0.7% for the year ended December 31, 2023 to $5,661 million from $5,624 million for the year ended December 31, 2022. The increase in revenue of $37 million reflects positive revenue growth in most countries, partially offset by lower revenue in Guatemala, Colombia and Bolivia. Additionally, see "—Revenue and EBITDA by Reportable Segments for the years ended December 31, 2023 and 2022" below.

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
Other operating income (expenses), net
Other operating income (expenses), net increased by $12 million for the year ended December 31, 2023 to an income of $10 million from an expense of $2 million for the year ended December 31, 2022. The increase reflects the disposal of assets (such as copper wires no longer in use) in 2023, as well as the negative impact of a software contract termination in 2022.
Interest and other financial expenses
Interest and other financial expenses increased by 15.5% for the year ended December 31, 2023 to $712 million from $617 million for the year ended December 31, 2022, reflecting the impact of higher interest rates on our variable debt and commissions on the purchase of U.S. dollars by our operations in Bolivia.
Interest and other financial income
Interest and other financial income increased by 58.0% for the year ended December 31, 2023 to $28 million from $18 million for the year ended December 31, 2022 due to a $12 million gain on the repurchase of bonds.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net, increased by $114 million for the year ended December 31, 2023 to an income of $36 million from an expense of $78 million for the year ended December 31, 2022. The increase was mainly due to foreign exchange gains in 2023 compared to foreign exchange losses in 2022.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net increased by $2 million for the year ended December 31, 2023 to $3 million from a result of nil for the year ended December 31, 2022 that was attributable to our former operations in Ghana.
Tax expense

Tax expense increased by 90.8% for the year ended December 31, 2023 to $424 million from $222 million for the year ended December 31, 2022. The increase is mainly due to the write-off of deferred tax assets and value-added tax credits in Colombia.
Net profit (loss) for the year
Net profit for the year decreased by $374 million for the year ended December 31, 2023 to a loss of $245 million from a profit of $129 million for the year ended December 31, 2022. Profit for the year from continuing operations decreased by $265 million for the year ended December 31, 2023 to a loss of $249 million from a profit of $16 million for the year ended December 31, 2022 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax decreased by $109 million for the year ended December 31, 2023 to $4 million as compared to a profit of $113 million for the year ended December 31, 2022.
Revenue and EBITDA by Reportable Segments for the years ended December 31, 2023 and 2022
Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other, which includes Nicaragua, Costa Rica and El Salvador. The Honduras segment presents the results of our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. The following table sets forth our revenue by reportable segments for the years ended December 31, 2023 and 2022. See note B.3. to our audited consolidated financial statements for additional details.

Revenue by Reportable Segments	Year ended December 31,		Percentage Change
	2023	2022
	(U.S. dollars in millions, except percentages)
Guatemala	1,564	1,618	(3.3)%
Colombia	1,313	1,335	(1.6)%
Panama	719	651	10.4%
Bolivia	613	621	(1.4)%
Honduras (i)	612	586	4.3%
Paraguay	568	556	2.1%
Other	902	861	4.8%
Inter-segment and other eliminations (i)	(631)	(605)	(4.2)%
Total Group	5,661	5,624	0.7%
Guatemala represented 25%, Colombia represented 21%, Panama, Bolivia, Honduras and Paraguay each represented between 9% and 11%, while other segments collectively represented 14% of our total revenue by reportable segments for the year ended December 31, 2023. Panama experienced the highest relative increase in revenues of $68 million or 10.4%, due to new large B2B contracts and robust growth in the Mobile business. In contrast, the weakest performance was in Guatemala, where revenue declined 3.3% due to intense competition in prepaid mobile. In Colombia, revenue declined 1.6%, as a decline in equipment revenue more than offset growth in service revenue.

EBITDA by Reportable Segments	Year ended December 31		Percentage Change
	2023	2022
	(U.S. dollars in millions, except percentages)
Guatemala	807	857	(5.8)%
Colombia	420	404	4.1%
Panama	296	298	(0.7)%
Bolivia	224	242	(7.3)%
Honduras (i)	272	262	4.0%
Paraguay	236	245	(3.4)%
Other	352	330	6.8%
(i) While the Millicom Group holds a 66.67% equity interest in the Honduras joint venture (which is accounted for using the equity method), its performance is reviewed by the CODM in a similar manner as the Group's fully owned operations and is therefore also shown as a separate operating segment at 100%. However, such amounts are removed for reconciliation to the Group's total revenue. See note B.3. to our audited consolidated financial statements for further details on segment information.

The Guatemala, Colombia, and Panama segments generated the highest EBITDA in 2023. During 2023, each of our segments incurred significant severance and other restructuring costs related to the implementation of Project Everest, and this impacted comparisons to 2022. In addition to the impact of Project Everest, the following noteworthy factors affected the comparison with 2022 for some of our segments:
•Guatemala was impacted by pricing pressure caused by a more competitive environment;
•Colombia was impacted by service revenue growth in our Mobile business and lower costs stemming from reduced commercial activity in our Home business, partially offset by the impact of two adverse legal rulings;
•Panama was impacted by higher selling and marketing expenses (in addition to the aforementioned severance impact), which were partially offset by continued service revenue growth in Mobile and new B2B contracts, as well as a favorable legal ruling in 2022;
•Bolivia was impacted by a change in regulation, which capped the overage rates on prepaid plans and took effect in August 2022, and a regulatory fine for a service outage related to a prior year; and
•Other was impacted by the appreciation of the Costa Rican colon, as it drove very strong EBITDA growth from that country.

Other financial data

	Year ended December 31,
	2024	2023
	(U.S. dollars in millions, except percentages)
Group:
Service revenue	5,417	5,250
Telephone and equipment revenue	387	411
Revenue	5,804	5,661
Revenue growth	2.5%	0.7%
Revenue organic growth(2)	1.3%	1.5%
Service revenue growth	3.2%	1.5%
Service revenue organic growth(2)	1.9%	2.3%

Net cash provided by operating activities	1,603	1,223
Net cash used in investing activities	(604)	(1,116)
Net cash used in financing activities	(1,066)	(377)
Operating free cash flow(1)	1,469	645
Free cash flow(1)	688	(121)
Equity free cash flow(1)	777	(34)
Equity free cash flow, excluding divestitures(1)	728	(18)
(1) Free Cash Flow Measures
Operating free cash flow, Free cash flow, Equity free cash flow and Equity free cash flow excluding divestitures are all Non-IFRS measures. See "—Use of Non-IFRS Terms" below for more information on these measures.
The following table shows a reconciliation from Net cash provided by operating activities to Operating free cash flow, Free cash flow, Equity free cash flow, and Equity free cash flow excluding divestitures for the Millicom Group:

	Year ended December 31,
	2024	2023
	(U.S. dollars in millions)
Net cash provided by operating activities	1,603	1,223
Purchase of property, plant and equipment	(540)	(814)
Proceeds from sale of property, plant and equipment	58	17
Purchase of other intangible assets	(94)	(133)
Purchase of spectrum and licenses	(135)	(236)
Finance charges paid, net	577	589
Operating free cash flow	1,469	645
Interest (paid), net	(577)	(589)
Lease capital repayments	(204)	(177)
Free cash flow	688	(121)
Repatriation from joint ventures	89	86
Equity free cash flow	777	(34)
Less: Proceeds from tower divestitures, net of taxes	49	(17)
Equity free cash flow - ex divestitures	728	(18)

(2) Revenue and Service Revenue Organic Growth
Revenue organic growth and Service revenue organic growth are non-IFRS measures. See "—Use of Non-IFRS Terms" below for more information on these measures.
The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue:

	Revenue		Service Revenue
	As of and for the year ended December 31,
	2024	2023	2024	2023
	(U.S. dollars in millions, except percentages)
Current period	5,804	5,661	5,417	5,250
Prior year period	5,661	5,624	5,250	5,171
Reported Growth	2.5%	0.7%	3.2%	1.5%
Foreign exchange impact and other (i)	(1.3)%	0.8%	(1.3)%	0.7%
Organic growth	1.3%	1.5%	1.9%	2.3%

(i)    The following foreign exchange and other impacts were eliminated to calculate Revenue organic growth: a positive $71 million revenue impact in the year ended December 31, 2024, and a negative $46 million revenue impact in the year ended December 31, 2023. The following foreign exchange and other impacts were eliminated to calculate Service revenue organic growth: a positive $67 million service revenue impact in the year ended December 31, 2024, and a negative $38 million service revenue impact in the year ended December 31, 2023.

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
Non-IFRS measures are included in this Annual Report because they are used by our management, and we believe they provide investors with additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results, and provides them to investors as a supplement to Millicom’s reported results for additional insight into Millicom’s operating performance. Millicom’s Compensation and Talent Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s Executive Directors.
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

Description of Non-IFRS Measures
Equity free cash flow is defined as Net cash provided by operating activities, less Purchase of property, plant and equipment, Proceeds from sale of property, plant and equipment, Purchase of other intangible assets, Purchase of spectrum and licenses, Finance charges paid, net, Interest paid, net and Lease capital repayments, as adjusted for Repatriation from joint ventures and associates.

Equity free cash flow excluding divestitures is defined as Net cash provided by operating activities, less Purchase of property, plant and equipment, Proceeds from sale of property, plant and equipment, Purchase of other intangible assets, Purchase of spectrum and licenses, Finance charges paid, net, Interest paid, net and Lease capital repayments, as adjusted for Repatriation from joint ventures, less proceeds net of taxes attributable to sale of tower assets.

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

Critical accounting policies
The preparation of our consolidated financial statements requires management to use judgment in applying accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management’s best knowledge of current events, actions and best estimates as of a specified date, and actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in “Introduction—Judgments and critical estimates” in the notes to our audited consolidated financial statements, and in the notes referenced therein.
For a description of new or amended IFRS accounting standards to which we are subject, see “Introduction—New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements.

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
As of December 31, 2024, our consolidated cash and cash equivalents balance was $699 million (of which $501 million was at the holdings level and $198 million was at the operating subsidiaries level). As of December 31, 2023 and 2022, our consolidated cash and cash equivalents balance was $775 million (of which $384 million was at the holdings level and $391 million was at the operating subsidiaries level) and $1,039 million (of which $675 million was at the holdings level and $364 million was at the operating subsidiaries level), respectively. If funds at the foreign operating subsidiaries level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.
As of December 31, 2024, our total consolidated indebtedness (excluding lease liabilities) was $5,815 million. As of December 31, 2023 and 2022 our total consolidated indebtedness (excluding lease liabilities) was $6,697 million and $6,804 million, respectively.
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
The following table sets forth cash repatriated to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	December 31,
	2024	2023	2022 (i)
	(U.S. dollars in millions)
Subsidiaries	393	566	1,565
Joint ventures	89	86	85
Total	482	652	1,651
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
Years ended December 31, 2024 and 2023
For the year ended December 31, 2024, cash provided by operating activities was $1,603 million, compared to $1,223 million for the year ended December 31, 2023. The increase is mainly due to better results for the year ended December 31, 2024 compared to the year ended December 31, 2023 (see "—Operating Results").
Cash used in investing activities was $604 million for the year ended December 31, 2024, compared to $1,116 million for the year ended December 31, 2023. In the year ended December 31, 2024, Millicom used $540 million to purchase property, plant and equipment, $135 million to purchase spectrum and licenses and $94 million to purchase other intangible assets, and these items were partially offset by proceeds of $66 million in dividends from joint ventures and $58 million from the sale of property, plant and equipment such as towers. For the year ended December 31, 2023, Millicom used $814 million to purchase property, plant and equipment, $236 million to purchase spectrum and licenses and $133 million to purchase intangible assets, and these items were partially offset by proceeds of $63 million in dividends from joint ventures and $17 million from the sale of property, plant and equipment.
Cash used in financing activities was $1,066 million for the year ended December 31, 2024, compared to $377 million for the year ended December 31, 2023. For the year ended December 31, 2024, we repaid debt of $1,366 million and lease capital of $204 million, while raising funds of $604 million through new financing. In 2024, we paid $99 million for share repurchases. For the year ended December 31, 2023 we repaid debt of $632 million and lease capital of $177 million while raising funds of $362 million through new financings. In 2023, our partner in Colombia contributed $74 million to our Colombian subsidiary, and we paid $5 million for share repurchases.
Years ended December 31, 2023 and 2022
For the year ended December 31, 2023, cash provided by operating activities was $1,223 million, compared to $1,284 million for the year ended December 31, 2022. The decrease is mainly due to higher working capital due to foreign exchange for the year ended December 31, 2023 compared to the year ended December 31, 2022.
Cash used in investing activities was $1,116 million for the year ended December 31, 2023, compared to $1,104 million for the year ended December 31, 2022. In the year ended December 31, 2023, Millicom used $814 million to purchase property, plant and equipment, $236 million to purchase spectrum and licenses and $133 million to purchase other intangible assets, and these items were partially offset by proceeds of $63 million in dividends from joint ventures, and $17 million from the sale of property, plant and equipment such as copper wires and buildings. For the year ended December 31, 2022, Millicom used $283 million for the acquisition of the non-controlling interest of Tigo Panama, $800 million to purchase property, plant and equipment and $179 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $10 million in dividends from joint ventures, $152 million from the disposal of subsidiaries and joint ventures, and $21 million from the sale of property, plant and equipment such as towers and buildings.
Cash used in financing activities was $377 million for the year ended December 31, 2023, compared to $1 million for the year ended December 31, 2022. For the year ended December 31, 2023, we repaid debt of $632 million and lease capital of $177 million while raising funds of $362 million through new financing. In 2023, our partner in Colombia contributed $74 million to our Colombian subsidiary, we paid no dividends, and we paid $5 million for share repurchases. For the year ended December 31, 2022, we repaid debt of $2,127 million and lease capital of $157 million while raising funds of $1,570 million through new financings. We also issued new equity for a total net amount of $717 million. In the year ended December 31, 2022, we paid no dividends and did not repurchase shares.

Group capital expenditures and commitments
Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis, including accruals for such additions at the end of the periods, for the years ended December 31, 2024, 2023, and 2022 are set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes, IT investments and spectrum.

	Year ended December 31
	2024	2023	2022
	(U.S. dollars in millions)
Additions to property, plant and equipment	579	693	823
Additions to licenses and other intangibles	221	522	345
Total consolidated additions	801	1,215	1,167
As of December 31, 2024, we had commitments to purchase network equipment, other fixed assets and intangible assets with a value of $285 million from a number of suppliers, of which $215 million was within one year and $70 million more than one year. Out of these commitments, $19 million relate to the Group’s share in joint ventures ($19 million within one year). We expect to meet these commitments from our current cash balance and from cash generated from our operations.
Financing
We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a generally non-recourse basis to MIC S.A. As of December 31, 2024, 59% ($3,414 million) of our total consolidated debt of $5,815 million (excluding lease liabilities, but including vendor financing) was at the operational level (excluding our Honduras joint venture) and generally non-recourse to MIC S.A., and 41% of this debt was denominated in local currency. In addition, as of December 31, 2024, our joint venture in Honduras had $364 million of debt excluding lease liabilities which was non-recourse to MIC S.A. From time to time, we may provide support to our subsidiaries and service indebtedness that is held at the operational level.
Consolidated indebtedness
Millicom’s total consolidated debt and financing (that is, excluding lease liabilities but including vendor financing) as of December 31, 2024 was $5,815 million (December 31, 2023: $6,697 million). Our total consolidated net debt (representing debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits) was $5,174 million (December 31, 2023: $5,956 million).
Millicom's lease liabilities as of December 31, 2024 were $954 million. 99% of our consolidated lease liabilities, or $949 million, was at the operational level (excluding our joint venture in Honduras) and non-recourse to MIC S.A. Including lease liabilities, Millicom's total consolidated financial obligations as of December 31, 2024 were $6,769 million (December 31, 2023: $7,739 million). Our total consolidated net financing obligations (that is, net debt plus lease liabilities) were $6,128 million (December 31, 2023: $6,999 million). In 2023, the definition of net debt changed to include derivative financial instruments in order to have a more comprehensive view of our financial obligations. 2022 figures have also been represented accordingly.
See note C.6. to our audited consolidated financial statements included elsewhere in this Annual Report for a reconciliation of total consolidated debt and financing to total consolidated net debt. Our consolidated interest and other financial expenses for the year ended December 31, 2024 were $716 million and for the years ended December 31, 2023 and 2022 were $712 million and $617 million, respectively.
The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:

	December 31,
	2024	2023	2022
	(US$ millions)
MIC S.A. (Luxembourg)	2,401	2,388	2,573
Latin America:
Guatemala	1,233	1,463	1,465
Colombia	554	713	605
Paraguay	524	665	678
Bolivia	153	246	260
El Salvador	71	174	173
Costa Rica	146	142	128
Nicaragua	—	148	147
Panama	734	759	773
Total debt and financing	5,815	6,697	6,804

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
From time to time, we repurchase certain outstanding indebtedness at both the MIC S.A. level and the operational level. For example, during 2024, MIC S.A. redeemed all of its 6.625% Senior Notes due 2026 for approximately $148 million and repurchased a portion of its 4.500% Senior Notes due 2031, 6.250% Senior Notes due 2029 and 5.125% Senior Notes due 2028 on the open market for approximately $17 million, $59 million and $90 million, respectively. During 2024, Comcel (Guatemala) repurchased and cancelled a portion of the 5.125% Senior Notes due 2032 for approximately $88 million, Telecomunicaciones Digitales, S.A. repurchased and cancelled some of its 4.500% Senior Notes due 2030 and Telefónica Celular del Paraguay, S.A.E. repurchased and cancelled a portion of its 5.875% Senior Notes due 2027 for approximately $63 million. See Note C.3.1. to our audited consolidated financial statements. We and our subsidiaries expect to continue to repurchase debt in pursuit of our leverage target, and may do so in the open market, in privately negotiated transactions, through tender or exchange offers, or otherwise, and we and our subsidiaries may redeem debt that we or they are permitted to redeem under its terms.
Indebtedness of joint ventures
With respect to the Honduras joint venture, total debt excluding lease liabilities as of December 31, 2024 was $364 million. As of December 31, 2024, our joint venture in Honduras had lease liabilities of $87 million. The total net debt (representing debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits) was $309 million. Annual interest expense for the Honduras joint venture for the years ended December 31, 2024, 2023 and 2022 was $39 million, $29 million and $29 million, respectively.
The following table sets forth the debt and financing of the Honduras joint venture for the periods indicated:

	December 31,
	2024	2023	2022
	(US$ millions)
Honduras	451	422	357

The financing facilities of the Honduras joint venture are not subject to specific financial covenants. However, some of them contain covenants or restrictions on sale of businesses or significant assets within the businesses.

Off-Balance Sheet Arrangements
As of December 31, 2024, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $232 million with no pledged deposits for these debts and financings as of December 31, 2024. The table below details the maximum exposure under these guarantees and their remaining terms, as of December 31, 2024.

	Total	Less than 1 year	1-3 years	3-5 years
	(US$ millions)
Theoretical maximum exposure	232	12	220	—

Trend Information
For a discussion of trend information, see “—Operating Results—Factors affecting our results of operations” and “—Operating Results—Factors affecting comparability of prior periods."

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management (including Share Ownership)
See "Corporate Governance—Board Governance—Board Profile: Skills and Experience" for more information on our directors and senior management.
Compensation
For the year ended December 31, 2024, the total compensation paid to MIC S.A.’s directors was $1.3 million. The total compensation for the year ended December 31, 2024 to MIC S.A.'s officers (including the amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits) was $26 million.
The Company provides information on the individual compensation of its directors in its annual report filed with the Registre de Commerce et des Sociétés (Luxembourg Trade and Companies Register), the Société de la Bourse de Luxembourg S.A. (Luxembourg Stock Exchange) and the Commission de Surveillance du Secteur Financier (CSSF). As that annual report is made publicly available, the relevant individual compensation information it contains for directors is included below.
Remuneration of Directors
Decisions on annual remuneration of directors (tantièmes) are reserved by the Articles of Association to the general meeting of shareholders. Directors are prevented from voting on their own compensation. The remuneration of the non-executive members of the Board of Directors comprises an annual fee and shares of MIC S.A. The remuneration is 100% fixed. Non-executive directors do not receive any fringe benefits, pensions or any form of variable remuneration. No remuneration was paid by MIC S.A. to any of the non-executive directors in 2024 or 2023 from any other undertakings within the Millicom Group.
Director remuneration is proposed by the Nomination Committee and approved by the shareholders at the AGM or other shareholders’ meetings. In October 2023, the Nomination Committee proposed for approval at the 2024 AGM to keep the remuneration structure and not increase the amount of remuneration for each role for the non-executive directors. In accordance with resolution 19 adopted by the AGM on May 23, 2024, the Nomination Committee of Millicom was instructed to propose director remuneration for the period from the date of the 2024 AGM to the date of the AGM in 2025.
At the AGM held on May 23, 2024, MIC S.A.’s shareholders approved the compensation for the non-executive directors expected to serve from that date until the 2025 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-up shares of MIC S.A. Such shares are provided from the Company’s treasury shares or, if permitted, alternatively issued within MIC S.A.’s authorized share capital exclusively in exchange for the allocation from the share premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the average Millicom closing share price on the Nasdaq in the United States for the three-month period ending April 30, 2024, or US$18.56 per share, provided that shares shall not be issued below the par value. Executive directors (i.e. those directors that received compensation as employees of MIC S.A.) did not receive any remuneration in their capacity as directors.
Director remuneration (Board and Committees) for the year ended December 31, 2024 and December 31, 2023 (covering the period from May 31, 2024 to the date of the AGM in May 2025 as resolved at the shareholder meeting on May 23, 2024) is set forth in the following table. See Board Committees section for details on those directors that are also committee members.

	2024			2023
Name of Director	Cash-based fee	Share-based fee (i)	Total	Cash-based fee	Share-based fee (i)	Total
	In thousands of USD
Maxime Lombardini (Director since May 2024 ; Chair since September 2024) (ii)	Not Applicable			Not Applicable
Ms. Maria Teresa Arnal (since May 2023)	$67.5	$105.0	$172.5	$67.5	$105.0	$172.5
Mr. Bruce Churchill	$80.0	$105.0	$185.0	$90.0	$105.0	$195.0
Ms. Justine Dimovic (since May 2024)	$77.5	$105.0	$182.5	Not Applicable
Mr. Tomas Eliasson	$100.0	$105.0	$205.0	$100.0	$105.0	$205.0
Ms. Blanca Treviño de Vega (since May 2023)	$77.5	$105.0	$182.5	$77.5	$105.0	$182.5
Mr. Jules Niel (since September 2024) (iii)	Not Applicable			Not Applicable
Mr. Pierre-Emmanuel Durand (since September 2024) (iii)	Not Applicable			Not Applicable
Former Directors
Mr. José Antonío Rios García - Former chair of the Board (until August 2023)	Not Applicable			$105.0	$210.0	$315.0
Ms. Pernille Erenbjerg - Deputy Chair of the Board (until May 2024)	Not Applicable			$100.0	$160.0	$260.0
Mr. Mauricio Ramos (ii)	Not Applicable			Not Applicable
Mr. Michael Golan (since May 2023 and until May 2024) (iii)	Not Applicable			Not Applicable
Mr. Nicolas Jaeger (until January 2024)	Not Applicable			$67.5	$105.0	$172.5
Ms. Aude Durand (since May 2023 and until September 2024)	$107.5	$105.0	$212.5	Not Applicable
Mr. Thomas Reynaud (Until September 2024)	$55.0	$105.0	$160.0	$67.5	$105.0	$172.5
Total (iv)	$565.0	$735.0	$1,300.0	$675.0	$1,000.0	$1,675.0
(i)    Share-based compensation for the period from May 23, 2024 to May 2025 was calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2024 and represented a total of 31,685 shares.
(ii) Remuneration not payable while the Chair or a Board member receives compensation as an employee of Millicom.
(iii)    Mr. Jules Niel, Mr. Pierre-Emmanuel Durand and Mr. Golan declined to receive any director remuneration.
(iv)     Total remuneration for the period from May 31, 2024 to May 2025 after deduction of applicable withholding tax at source comprised 58% in shares and 42% in cash (2023: 75% in shares and 25% in cash).

Remuneration of Executive Management
See our Compensation information section.

Employees
As of December 31, 2024, the Millicom Group had approximately 14,000 employees, 17,000 employees in 2023 and 19,000 employees in 2022. Management believes that relations with the employees are good. Some of our employees belong to a union and approximately 13% of our employees participated in collective bargaining agreements as of December 31, 2024. The temporary employees of the Company corresponded to 6% of the total number of employees as of December 31, 2024.

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
In addition, from time to time, Millicom is subject to governmental and regulatory inquiries and investigations.
For additional details, see note G.3.1. to our audited consolidated financial statements.
Tax disputes
In addition to the litigation matters describe above, we have ongoing tax claims and disputes in most of our markets. Generally, these disputes relate to differences with the tax authorities following their completion of audits for prior tax years dating back to 2007 or challenges by the tax authorities to our interpretation of tax regulations. Examples of these challenges and disputes relate to issues such as the following:
•    the applicability, deductibility or reporting of VAT or sales tax in Honduras, El Salvador and Costa Rica;
•    withholding tax payable on commissions, interconnection services, roaming, services fees and finance leases in Bolivia, El Salvador, Guatemala, Honduras and Paraguay;
•    the application of stamp tax on dividend payments in Guatemala;
•    the deductibility of expenses and interest on shareholder loans and other debt instruments in El Salvador, Nicaragua and Costa Rica;
•    the deductibility of management, royalty and service fees paid to MIC S.A. by our operations in El Salvador, Honduras and Nicaragua;
•    deductibility of commissions and discounts on handsets in Honduras and El Salvador;
•    the deductibility of expenses for depreciation and amortization in Colombia, Guatemala, Nicaragua and Paraguay;
•the application of the territoriality principle in the determination of the taxable base of municipal taxes in Colombia and Nicaragua; and
•withholding tax and deductibility of expenses due to the application of double tax treaties in Bolivia and Panama.

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
Dividend and Share Repurchase Plans
For a description of the shareholders’ rights to receive dividends, the conditions to declare and pay dividends and the terms of the current share repurchase plan, please refer to "Corporate Governance—Corporate Governance Statement and Framework."

Significant Changes
No significant changes have occurred other than as described in this Annual Report since the date of our most recent audited consolidated financial statements.
THE OFFER AND LISTING
Offer and Listing Details
The principal trading market of MIC S.A.'s common shares is the Nasdaq Stock Market's Global Select Market (the "Nasdaq Global Select Market") in the United States, where MIC S.A.'s common shares are listed and trade. MIC S.A.'s common shares have been listed on the Nasdaq Global Select Market since January 9, 2019, and they had previously been listed on the Nasdaq Global Select Market until May 27, 2011.
MIC S.A. terminated its Swedish depository receipt program on March 17, 2025, and as a result, there are no Swedish depository receipts outstanding.
Markets
MIC S.A.’s common shares are listed on the Nasdaq Global Select Market in the United States under the symbol “TIGO.”
MIC S.A.'s Swedish depository receipts were listed on the main market of Nasdaq Stockholm under the symbol “TIGO SDB" (formerly "MIC_SDB”) until March 17, 2025.
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
Amendment no. 1 to the revolving credit facility, dated June 26, 2023, updated certain provisions to reflect the transition from LIBOR to SOFR as the reference rate. The amendment no. 1 is included as Exhibit 4.3 to this Annual Report.
Amendment no. 2 to the revolving credit facility, dated August 22, 2024, extended the maturity of $565 million of the available $600 million ESG-linked revolving credit facility by two years to October 15, 2027. The amendment no. 2 is included as Exhibit 4.4 to this Annual Report.
Credit and Guaranty Agreement
Telemóvil El Salvador, S.A. de C.V. and Telefonía Celular de Nicaragua, S.A. have a $225 million credit agreement that matures on September 12, 2027. The credit agreement is governed by the credit and guaranty agreement, dated September 12, 2022, among Telemóvil El Salvador, S.A. de C.V. and Telefonía Celular de Nicaragua, S.A., as borrowers, Millicom International Cellular S.A., as guarantor, the lenders named therein, and the Bank of Nova Scotia, as administrative agent. The credit and guaranty agreement is included as Exhibit 4.12 to this Annual Report.
2032 7.500% Senior Notes
On April 2, 2024, MIC S.A. issued $450 million aggregate principal amount of 7.375% senior notes that mature on April 2, 2032 . The notes were issued pursuant to the indenture, dated as of April 2, 2024, by and among MIC S.A. and Citibank, N.A., London Branch. The indenture is included as Exhibit 4.14 to this Annual Report.
2031 4.500% Senior Notes
On October 19, 2020, MIC S.A. issued $500 million 4.500% senior notes that mature on April 27, 2031 (the “Original 4.500% Notes”). The notes were issued pursuant to the indenture for the $500 million 4.500% Senior Notes due 2031, dated October 27, 2020, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit 4.6 to this Annual Report (the “2020 Indenture”). In addition, on September 24, 2021, MIC S.A. issued $308 million of additional notes of the same series pursuant to the 2020 Indenture, which are treated as a single class with the Original 4.500% Notes.
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
2029 6.250% Senior Notes
On March 25, 2019, to help finance the Telefónica CAM Acquisitions, MIC S.A. issued $750 million aggregate principal amount of its 6.250% Senior Notes due 2029. The notes were issued pursuant to the indenture for the $750 million 6.250% Senior Notes due 2029, dated March 25, 2019, between Millicom International Cellular S.A., Citibank S.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit 4.5 to this Annual Report.
2027 5.875% Senior Notes
On April 5, 2019, the Company's subsidiary Telefónica Celular del Paraguay S.A. issued $300 million aggregate principal amount of 5.875% Senior Notes due 2027 (the "Original 5.875% Notes"). The notes were issued pursuant to the indenture for the $300 million 5.875% Senior Notes due 2027, dated April 5, 2019, between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA (the "2027 Indenture"). The 2027 Indenture is included as Exhibit 4.8 to this Annual Report. In addition, on January 28, 2020, Telefónica Celular del Paraguay S.A. issued $250 million of additional notes of the same series pursuant to the first supplemental indenture to the 2027 Indenture, which are treated as a single class with the Original 5.875% Notes. The first supplemental indenture is included as Exhibit 4.7 to this Annual Report.
2030 4.500% Senior Notes
On October 28, 2019, the Company's subsidiary Telecomunicaciones Digitales, S.A. (formerly known as Cable Onda S.A.) issued $600 million aggregate principal amount of 4.500% Senior Notes due 2030. The notes were issued pursuant to the indenture for the $600 million 4.500% Senior Notes due 2030, dated October 28, 2019, among Cable Onda, S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA. The indenture is included as Exhibit 4.9 to this Annual Report.
2032 5.125% Senior Notes
On February 3, 2022, Walkers Fiduciary Limited, the trustee of CT Trust, issued $900 million aggregate principal amount of 5.125% Senior Notes due 2032. The notes are guaranteed by the Company’s subsidiaries in Guatemala and were issued pursuant to the indenture for the 5.125% Senior Notes due 2032, dated February 3, 2022, among Walkers Fiduciary Limited, the guarantors named therein, and the Bank of New York Mellon. The indenture is included as Exhibit 4.10 to this Annual Report.
2027 Floating-Rate Senior Unsecured Sustainability Bond
On January 13, 2022, MIC S.A. completed its offering of a SEK 2.25 billion (approximately $252 million) floating-rate senior unsecured sustainability bond due 2027, which is included as Exhibit 4.11 to this Annual Report.
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
Taxation
Luxembourg Tax Considerations
The following information is of a general nature only on certain tax considerations effective in Luxembourg in relation to holders of shares in respect of the ownership and disposition of shares in MIC S.A. and does not purport to be a comprehensive description of all of the tax considerations that might be relevant to an investment decision in such company. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. The information contained herein is based on the laws presently in force in Luxembourg on the date hereof, and thus subject to any change in law that may take effect after such date. Shareholders in MIC S.A. should therefore consult their own professional advisers as to the effects of state, local or foreign laws, including Luxembourg tax law, to which they may be subject.

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

(a)    Luxembourg withholding tax on dividends paid on MIC S.A. shares
Dividends distributed by MIC S.A. will in principle be subject to Luxembourg withholding tax at the rate of 15%. An exemption from Luxembourg withholding tax may apply under Article 147 of the Luxembourg income tax law (“LITL”) or under the specific provisions of a double tax treaty (if applicable).

Luxembourg resident corporate holders
No dividend withholding should apply on dividends paid by MIC S.A. to (i) a Luxembourg resident company if the conditions of Article 147 LITL are met, meaning that the Luxembourg residence corporate holder should be a collective entity covered by article 2 of the EU Parent Subsidiary (Council Directive 2011/96/EU of November 30, 2011), (ii) a fully taxable (capital) company not listed in the appendix to article 166 LITL, paragraph 10, or (iii) the Luxembourg State, a Luxembourg commune or a Luxembourg syndicate of communes or an undertaking of a Luxembourg public body or to a Luxembourg permanent establishment of a collective entity under (i), (ii) or (iii)), holding shares which meets the qualifying participation test (10% of the share capital or acquisition price of the shares of at least €1.2 million held or committed to be held for a minimum of 12 months).

Luxembourg resident individual holders
Luxembourg withholding tax on dividends paid by MIC S.A. to a Luxembourg resident individual holder may entitle such holder to a tax credit for the tax withheld.
Non-Luxembourg resident holders
Non-Luxembourg resident shareholders of MIC S.A. should benefit from a withholding tax exemption if the conditions of Article 147 LITL are met, meaning a 10% shareholding or share acquisition price of €1.2 million held or committed to be held for 12 consecutive months, and that the non-Luxembourg resident should either be (i) an entity which falls within the scope of Article 2 of the European Council Directive 2011/96/EU, as amended (the “Parent-Subsidiary Directive”) and that is not excluded to benefit from this directive under its mandatory general anti-avoidance rule as implemented in Luxembourg, (ii) a corporate holder subject to a tax comparable to Luxembourg corporate income tax (at least 8.5% for fiscal year 2024 and 8% for fiscal year 2025) and that is resident in a country having concluded a double tax treaty with Luxembourg (such as the United States), (iii) a corporate holder subject to a tax comparable to Luxembourg corporate income tax (at least 8.5% for fiscal year 2024 and 8% for fiscal year 2025) resident in a State member of the European Economic Area other than a Member State of the EU (or to a Luxembourg permanent establishment of such company) or (iv) a corporate holder resident in Switzerland subject to corporate income tax in Switzerland without benefiting from a tax exemption.

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
(b)    Luxembourg income tax on dividends and capital gains received from MIC S.A. shares
Fully taxable resident corporate shareholders
During fiscal year 2024, for resident corporate taxpayers, dividends (and other payments) derived from shares held in a company and capital gains realized on the sale of shares in a company are, in principle, fully taxable and thus subject to a combined corporate income tax rate of 24.94% (for resident corporate taxpayers established in Luxembourg City and having a tax base exceeding EUR 200,000), and since January 1, 2025 to a combined corporate income tax rate of 23.87% (for resident corporate taxpayers established in Luxembourg City and having a tax base exceeding €200,000), except that, as described in further detail below, (i) dividends can benefit either from a full exemption if the conditions of article 166 LITL are met or from a 50% exemption if the conditions of Article 115 (15a) LITL are met, and (ii) capital gains realized by resident corporate shareholders are fully exempt if the conditions of the Grand Ducal Decree of December 21, 2002 (as amended), are fulfilled.

Under the Luxembourg participation exemption on dividends as implemented by Article 166 LITL, dividends derived from shares may be exempt from income tax at the level of the resident corporate shareholder if cumulatively, (i) the shareholder is either (a) a fully taxable resident collective entity taking one of the forms listed in the appendix to paragraph 10 of Article 166 LITL, (b) a fully taxable resident corporation not listed in the appendix to paragraph 10 of Article 166 LITL, (c) a permanent establishment of a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (d) a permanent establishment of a corporation resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, or (e) a permanent establishment of a corporation or a cooperative society resident in a State party to the European Economic Area Agreement other than a Member State of the European Union, (ii) the subsidiary is either (a) a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (b) a fully taxable resident corporation not listed in the appendix to paragraph (10) of Article 166 LITL, or (c) a non-resident corporation fully subject to a tax corresponding to the Luxembourg corporate income tax, and (iii) the shareholder has held or commits itself to hold, for an uninterrupted period of at least 12 months, a participation representing at least 10% in the share capital of the subsidiary or an acquisition price of at least €1.2 million. Liquidation proceeds are deemed to be a received dividend and may be exempt under the same conditions. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the amount held in the net assets invested in that tax transparent entity.
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
Effective from fiscal year 2025, a taxpayer residing in Luxembourg may elect to forgo the advantages conferred by the Luxembourg participation exemption concerning dividends, liquidation proceeds, and capital gains. Additionally, the taxpayer may waive the 50% tax exemption applicable to dividend income derived from a qualifying shareholding or realized from the disposal of a qualifying shareholding.

This election is permissible exclusively in instances where the Luxembourg participation exemption regime would have been applicable based on the acquisition price criterion, specifically, a threshold of €1.2 million for dividends and liquidation proceeds, and €6 million for capital gains. It is important to note that this option to opt out is not available if the taxpayer would have qualified for the Luxembourg participation exemption regime solely by meeting the 10% holding threshold criterion.

The waiver must be formally exercised for each individual tax year and for each respective shareholding. In the absence of such an election, the Luxembourg participation exemption regime will be automatically applied, provided that all requisite conditions are satisfied.

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
Non-resident shareholders
Non-resident shareholders (either individual or corporate) owning a non-substantial shareholding are exempt from capital gains taxes. Non-resident shareholders owning a substantial shareholding (more than 10% of share capital of a collective entity) are taxable in Luxembourg on a capital gain realized upon the disposal if at the date of the disposal the shareholding has been owned for not more than six months, unless the non-resident shareholder is resident in a treaty country and the treaty allocates the taxation right for the capital gain to the country of residence. In this latter case, no capital gains tax will be due by non-resident shareholder. Capital gains realized on the disposal of shares by non-resident shareholders that have been owned for more than 6 months are not subject to Luxembourg income tax.

(c)    Other Taxes
Net wealth tax
Whilst non-resident corporate taxpayers may only be subject to Net Wealth Tax (“NWT”) on the net assets attributable to a permanent establishment located in Luxembourg or on real estate assets located in Luxembourg, resident corporate taxpayers are in principle subject to NWT at the rate of 0.5% for net wealth up to €500 million and at 0.05% for net wealth exceeding this threshold, unless a double tax treaty provides for an exemption or the asset may benefit from the Luxembourg participation exemption regime. Net worth is referred to as the unitary value (valeur unitaire), as determined at 1 January of each year. The unitary value is basically calculated as the difference between (a) assets estimated at their fair market value and (b) liabilities vis-à-vis third parties, unless one of the exceptions mentioned below are satisfied.

A resident corporate shareholder will be subject to NWT on shares, except if (i) the shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a specialized investment fund governed by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or a family wealth management company governed by the Law of May 11, 2007, on Family Estate Management Companies (as amended) or an undertaking for collective investment governed by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005 (as amended), or a reserved alternative investment fund governed by the law of July 23, 2016, or (ii) if the conditions mentioned above for the participation exemption regime on dividend income are met at the end of the previous year (except that no minimum holding period is required).

Effective until December 31, 2024, a resident corporate shareholder may further be subject to either a minimum NWT of €4,815 or to a progressive minimum net wealth tax from €535 to €32,100, which depends on the total assets on their balance sheet. The minimum net wealth tax of €4,815 will be applicable for a resident corporate shareholder, which has a minimum of 90% of fixed financial assets, transferable securities and cash at bank on its balance sheet, except if its accumulated fixed financial assets do not exceed €350,000, in which case it may benefit from a minimum net wealth tax of €535. Items (e.g., real estate properties or assets allocated to a permanent establishment) located in a treaty country, where the latter has the exclusive tax right, are not considered for the calculation of the 90% threshold.

Effective from January 1, 2025, the minimum NWT has been amended by the Law of 20 December 2024. The revised NWT rates will range from €535 to €4,815. From 2025 onward, the applicable threshold will be determined based on the taxpayer's total balance sheet rather than the composition of its assets. This amendment responds to the Constitutional Court's ruling on July 1, 2023, which declared the previous NWT unconstitutional due to its discriminatory effects among similarly situated taxpayers. The minimum NWT rates, effective from the fiscal year 2025, are (i) €535 for a balance sheet total up to and including €350,000; (ii) €1,605 for a balance sheet total exceeding €350,000 and up to and including €2 million; and (iii) €4,815 for a balance sheet total exceeding €2 million.

It is specified that the balance sheet used for calculating the Minimum NWT must be the closing balance sheet for the relevant tax year, in compliance with all corporate income tax provisions. Consequently, all figures must be derived from the commercial balance sheet, subject only to necessary revaluations required for CIT compliance.

Notwithstanding the above, shareholdings that qualify for the participation exemption and Luxembourg-situs real estate must be included in gross assets for this calculation. Conversely, foreign-situs real estate and other assets, such as those of a foreign branch whose income is excluded from the Luxembourg tax base under the provisions of a double tax treaty, shall not be included from the calculation of gross assets.

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

The NWT charge for a given year can be avoided or reduced if a specific reserve, equal to five times the NWT to save, is created before the end of the subsequent tax year and maintained during the five following tax years. The net wealth tax reduction corresponds to one fifth of the reserve created, except that the maximum net wealth tax to be saved is limited to the corporate income tax amount due for the same tax year, including the employment fund surcharge, but before imputation of available tax credits.

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

Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2024. However, our PFIC status for any taxable year is an annual determination that depends on the composition of our income and assets and the market value of our assets, which may change from time to time. In addition, if we expand our lending activities in the future in any significant fashion, our risk of becoming a PFIC will increase. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.
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
Financial risk management
Millicom regularly performs financial risk management assessments to identify major risks and to take the necessary steps to mitigate such risks. The principal market risks to which we are exposed are interest rate risk, foreign currency exchange risk and non-repatriation. The Millicom Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Millicom Group’s performance in line with its Group Treasury Policy. The "Group Treasury Policy" (including treasury and financial risk management) is annually updated by the Millicom Group's Treasury function and presented to the Audit and Compliance Committee. This policy was last reviewed in November 2024.
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
On December 31, 2024 and 2023, the fair value of derivatives held by the Millicom Group may be summarized as follows:

	December 31,
	2024	2023
	(U.S. dollars in millions)
Derivatives
Cash flow hedge derivatives - asset	—	6
Cash flow hedge derivatives - liability	(59)	(46)
Net derivative asset (liability)	(59)	(40)

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
At December 31, 2024, approximately 84% of the Millicom Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2023: 80%). The table below summarizes our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
At December 31, 2024	(U.S. dollars in millions)
Fixed rate financing	206	244	410	781	639	2,587	4,867
Floating rate financing	75	213	286	124	44	206	948
Total	281	457	696	905	683	2,793	5,815
Weighted average nominal interest rate	6.67%	6.99%	7.47%	6.39%	6.72%	5.56%	6.22%
At December 31, 2023
Fixed rate financing	190	369	403	582	855	2,912	5,311
Floating rate financing	12	76	433	420	147	279	1,367
Total (i)	202	445	836	1,002	1,002	3,191	6,678
Weighted average nominal interest rate	6.85%	6.81%	7.93%	6.98%	6.75%	5.83%	6.56%
(i) Excluding vendor financing of $18 million, due within one year, as of December 31, 2023.

A 100 basis point fall or rise in market floating interest rates for all currencies in which the Group had borrowings at December 31, 2024 would increase or reduce profit before tax from continuing operations for the year by approximately $9 million (2023: $14 million).
Foreign currency risk
The Millicom Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. In the years ended December 31, 2024, 2023 and 2022, foreign currency exchange rate fluctuations resulted in a loss of $43 million, gain of $31 million and a loss of $84 million, respectively.
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
The following table summarizes debt denominated in U.S. dollars and other currencies at December 31, 2024 and 2023.

	2024	2023
	(U.S. dollars in millions)
December 31
Debt denominated in U.S. dollars	3,429	3,859
Debt denominated in currencies of the following countries:
Guatemala	496	640
Colombia	554	694
Bolivia	153	246
Paraguay	233	158
El Salvador(i)	71	174
Panama(i)	734	759
Luxembourg (COP denominated)	33	38
Costa Rica	113	110
Total debt denominated in other currencies	2,386	2,819
Total debt (ii)	5,815	6,678
(i)    El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).
(ii)    Excluding vendor financing of $18 million in Colombia, due within one year, as of December 31, 2023.

At December 31, 2024, if the U.S. dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $8 million (2023: $25 million), mainly as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the U.S. dollar.
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

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2024, MIC S.A., under the supervision and with the participation of the Millicom Group’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the Millicom Group’s disclosure controls and procedures. The Millicom Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Millicom Group’s management to allow timely decisions regarding required disclosures. The Millicom Group’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024, the Millicom Group’s disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC's rules and forms.
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
The Group’s management conducted an assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2024, based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management believes that, as of December 31, 2024, the Group’s internal control over financial reporting is effective based on those criteria.
The Group’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, the Group’s external independent registered public accounting firm, as stated in its report which follows.
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Millicom International Cellular S.A.:
Opinion on Internal Control Over Financial Reporting

We have audited Millicom International Cellular S.A. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 8, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG LLP
Miami, Florida
April 8, 2025

Changes in Internal Control over Financial Reporting
There has been no change in the Group's internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting.

AUDIT AND COMPLIANCE COMMITTEE FINANCIAL EXPERT
MIC S.A.’s Audit and Compliance Committee is chaired by Mr. Eliasson, and includes Ms. Dimovic and Ms. Trevino. MIC S.A.’s Board of Directors has determined that Mr. Eliasson has the professional experience and knowledge to qualify as “audit committee financial expert” as defined by SEC rules and is "independent" within the meaning of Nasdaq Listing Rule 5605(a)(2). MIC S.A.’s Board has also determined that each of Ms. Dimovic and Ms. Trevino is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and the applicable Nasdaq listing rules.
CODE OF ETHICS
Millicom has a Code of Conduct that applies to all employees, contracted staff and management. In the year ended December 31, 2024, Millicom did not waive compliance with its Code of Conduct by its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available at https://www.millicom.com/what-we-stand-for/governance/compliance/millicom-code-of-conduct/

CORPORATE GOVERNANCE
Corporate Governance Statement and Framework
Corporate Governance Statement
As a foreign private issuer incorporated in Luxembourg with its principal listing on the Nasdaq Global Select Market, Millicom follows the laws of the Grand Duchy of Luxembourg, its "home country" for corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market's Marketplace Rule 5600 series. In particular, the Nasdaq Stock Market's rules:
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
(iii)    require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation and Talent Committee, Millicom does not require the Compensation and Talent Committee to be comprised solely of directors who qualify as independent for such purposes;
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
Shares
MIC S.A. has only one class of shares, common shares. Each share entitles its holder to: one vote at the general meeting of shareholders; receive dividends when such distributions are decided (subject as well to restrictions in the agreements governing our indebtedness); and share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right pursuant to Luxembourg corporate law under any share or rights issue for cash, unless the Board of Directors, within the limits specified in the Articles of Association, or an extraordinary general meeting of shareholders, as the case may be, restricts the exercise thereof. The Company's Articles of Association do not impose any restrictions on the transfer of shares. MIC S.A. shares are not subject to any sinking fund provision and as all of the issued shares in MIC S.A.’s capital are fully paid up, none of MIC S.A.’s shareholders are liable for further capital calls. Following Luxembourg law, any change to the rights attached to the shares of MIC S.A. require an amendment of the Company’s Articles of Association through the approval of shareholders at an extraordinary shareholders’ meeting duly convened and held before a Luxembourg notary, with a two-thirds majority vote of the shares represented at the meeting. Any increase to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.

The Articles of Association provide for the possibility and set out the terms for the repurchase by MIC S.A. of its own shares, which repurchase must be approved in accordance with applicable law and the rules of any exchange on which MIC S.A.’s shares are listed.
An annual share repurchase plan was approved at our 2024 AGM (the "2024 Authorization") that authorized the Board of Directors, at any time between May 23, 2024 and the date of the 2025 AGM, provided the required levels of distributable reserves are met by MIC S.A. at that time, to engage in a share repurchase plan of MIC S.A.’s common shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Share Repurchase Plan”) by using its available cash reserves.
The maximum number of common shares that may be acquired may not exceed ten percent (10%) of Millicom's outstanding share capital as of the date when the start of a share repurchase program is announced by press release. The maximum number of common shares includes repurchases of common shares represented by SDRs prior to the termination of the Company's SDR program on March 17, 2025.
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
Under the 2024 Authorization, the Board announced on November 29, 2024 a share repurchase program for up to $150 million of Millicom's shares. The purpose of the share repurchase program is to reduce the capital of Millicom by distributing funds to the shareholders, thus enhancing shareholder value, and to meet obligations under Millicom’s share-based incentive plans or other compensation programs. The share repurchase program is managed by a brokerage firm which makes trading decisions regarding the timing and quantity of the purchases, independently of Millicom, based on the framework agreed at inception. The share repurchase program is subject to the following conditions:

–Repurchases may take place during the period between December 9, 2024 and May 21, 2025.

–The maximum level of SDRs and shares that may be repurchased will be the lower of $150 million (approximately SEK 1.65 billion) in aggregate purchase price, or 17,200,000 SDRs / shares (the latter corresponding to approximately 10% of Millicom’s share capital, which is the maximum number allowed under the 2024 Authorization).
–Payment for the repurchases will be made in cash.
–SDRs and shares may be repurchased on Nasdaq Stockholm or the Nasdaq Global Select Market, respectively, at a price per share within the registered interval for the share price prevailing at any time (the spread), that is, the interval between the highest buying price and the lowest selling price on the regulated market where the purchases are made.
–The repurchased SDRs and shares will ultimately be transferred to employees of the Group in connection with any existing or future share-based incentive plan or be cancelled, as the case may be.

In addition to repurchases under the share repurchase program described above, but with the same purpose, Millicom effectuated separate repurchases to the extent permitted under the European Market Abuse Regulation and other applicable rules pursuant to the Authorization and before the commencement of repurchases under the share repurchase program.

Due to Swedish regulatory considerations, prior to March 2, 2025, Millicom did not repurchase SDRs or common shares at a price above USD 25.75 or the equivalent amount in SEK (such price being the increased offer price that Atlas Luxco S.à r.l offered to holders of SDRs and common shares in its tender offer for Millicom’s SDRs and common shares in 2024).

Shareholders’ Meetings
General meetings of shareholders are convened by convening notice published in the Luxembourg Official Gazette (Journal des Publications, Recueil Electronique des Sociétés et Associations), in a Luxembourg newspaper, in short version in the Swedish newspaper SvD (until March 17, 2025), as a press release and on the Millicom website. According to article 18 of the Articles of Association of MIC S.A., the Board of Directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year within six months of the end of the financial year, at the registered office of the Company or any other place in Luxembourg as may be specified in the convening notice. Other meetings can be convened as necessary.
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
Disclosure of Shareholder Ownership
Until March 17, 2025, as required by the Luxembourg law on transparency obligations of January 11, 2008, as amended (the “Transparency Law”), a shareholder who acquired or disposed of shares, including depositary receipts representing shares in the Company’s capital had to notify the Company and the Commission de Surveillance du Secteur Financier of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reached, exceeded or fell below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applied to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law. This ownership disclosure is no longer required as a result of the delisting from Nasdaq Stockholm.
Background
Millicom’s shares have been listed on the Nasdaq Global Select Market in the United States since January 9, 2019. Until March 17, 2025, Millicom's shares were also listed on Nasdaq Stockholm in the form of Swedish Depository Receipts. The delisting of the SDRs from Nasdaq Stockholm was approved on March 3, 2025 and became effective on March 17, 2025.

Until March 17, 2025, Millicom’s Corporate Governance Framework was primarily based on the following legislation, principles and regulations:

Publication	Authority	Philosophy
Swedish Code of Corporate Governance (until March 17, 2025)	Guiding Principles	Comply or Explain
Luxembourg Law	Legislation	Comply
EU Directives and Regulations	Legislation	Comply
Nordic Main Market Rulebook for Issuers of Shares (until March 17, 2025)	Regulation	Comply
Nasdaq Stock Market Rules	Regulation	Comply
U.S. Securities Laws	Regulation	Comply
Good Stock Market Practice	Guiding Principles	Corporate Citizenship

Within these frameworks, Millicom's Board develops and monitors internal guidelines and practices, as further described below, to ensure the quality and transparency of Millicom's corporate governance.
Swedish Corporate Governance Code
Until the delisting of its SDRs from Nasdaq Stockholm on March 17, 2025, Millicom followed the Swedish Corporate Governance Code (“Swedish Code”), which promoted good corporate governance to ensure companies are run sustainably, responsibly and efficiently. The Code, which is available on the website of the Swedish Corporate Governance Board: https://bolagsstyrning.se, complements mandatory laws and regulations and sets best practices that go beyond regulatory requirements. The Swedish Corporate Governance Board opted for self-regulation, and adopted a “comply or explain” philosophy. Therefore, companies may deviate from specific provisions, as long as they disclose the deviation and explain why they chose a different solution that is more suitable for their size and specific circumstances.
Compliance with Applicable Stock Exchange Rules
None of Nasdaq Stockholm’s Disciplinary Committee, the Swedish Securities Council or the Nasdaq Stock Market reported any infringement of applicable stock exchange rules or breach of good practice on the securities market by Millicom in 2024.
Corporate Governance Structure
Millicom' s Corporate Governance structure comprises the following three levels:
1.Shareholders and representatives of shareholders (see "—Shareholders and Representation of Shareholders" below).
2.The Board of Directors and Committees appointed by the Board (see "—Board Governance" below).
3.The Group Leadership Team, and their primary governance functions (see "—Group Leadership Team" below).

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
Unless otherwise required under Luxembourg Law, an extraordinary general meeting ("EGM") must be convened to amend the Articles of Association.
At the 2024 AGM, held in Luxembourg on May 23, 2024, shareholders approved all the resolutions proposed by the Board and Nomination Committee, including the following key items:
•the annual accounts and the consolidated accounts for the year ended December 31, 2023;

•the allocation of the profit of approximately $7,560,803 million of the 2023 results to the legal reserve, and the remaining $337,314,147 to unappropriated net profits to be carried forward;
•the discharge of all current and former Millicom Directors who served at any point in time during the financial year ended December 31, 2023, for the performance of their mandates;
•the establishment of the number of Directors at nine (9) and election of the Board members and Chair of the Board (see "—Board Governance—Board Profile: Skills and Experience);
•the election of KPMG as Millicom's external auditor;
•the remuneration to the Board members and external auditor;
•the instruction to the Nomination Committee;
•the share repurchase plan;

•the 2023 Remuneration Report;
•the senior management remuneration policy; and
•the share-based incentive plans for Millicom employees.

On May 23, 2024, an EGM was held to (i) to remove the casting vote of the Chair of the Board in the event of a tie provided by article 444-4 (2) of the Luxembourg law of August 10, 1915 on commercial companies and add a sentence to paragraph 7 of article 8 of Millicom’s articles of association expressly stating that the Chair of the Board does not have a casting vote in the event of a tie, (ii) to adopt inclusive language and change the definition from “Chairman” to “Chair” of the Board, and to amend articles 7, 8, 9 and 21 of Millicom’s articles of association accordingly, and further amend the second sentence of Article 19 of Millicom’s articles of association to refer to the “chair of the annual general meeting,” and (iii) to fully restate the Company’s articles of association to incorporate the amendments to the Company’s articles of association approved in the EGM.

Major Shareholders
To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.
The table below sets out beneficial ownership of our common shares (directly), par value $1.50 each, by each person who beneficially owned more than 5% of our common shares.

Name of Shareholder	Common Shares	Percentage of Share Capital
Niel Family Group (1)	70,470,018	41.88%
Dodge & Cox (2)	8,674,932	5.1%

(1)     Information herein is based upon a Schedule 13D/A (amendment No. 19) filed with the SEC on March 17, 2025 by Atlas S.A.S. ("Atlas"), Atlas Investissement S.A.S. ("Atlas Investissement"), Iliad Holding S.A.S. ("Iliad Holding") and Xavier Niel, Jules Niel, John Niel and Elisa Niel (collectively, the "Atlas Holders"). The Atlas Holders held 70,470,018 common shares (approximately 41.88% of common shares outstanding) as of March 17, 2025. Atlas Investissement , as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, the President of Iliad Holding, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding. Further, in January 2025, Maxime Lombardini received 11 Atlas shares, Pierre-Emmanuel Durand received 11 Atlas shares and Jules Niel received 2 Atlas shares as compensation.
(2)    Information herein is based upon a Schedule 13G/A filed with the SEC on February 13, 2024.

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
Pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO with the SEC on July 1, 2024, Atlas Luxco S.à r.l. (renamed Atlas S.A.S. in November 2024) made an offer to purchase all of the issued and outstanding common shares (including common shares represented by SDRs) of the Company (the "Tender Offer"). As a result of the Tender Offer, Atlas Luxco S.à r.l. increased its shareholding in the Company by approximately 10% to 40.37%.
Based on the SDR ownership reported by Euroclear Sweden AB, as of December 31, 2024, there were 1,402 record holders of SDRs in the United States that held 26,631,451 SDRs (representing 15.47% of the outstanding share capital as of such date). According to the records maintained by Broadridge Corporate Issuer Solutions, Inc., as of December 31, 2024, there were 66 record holders of common shares in the United States that held 87,938,275 common shares (representing 51.10% of the outstanding share capital as of such date). Cede & Co., the nominee of the Depository Trust Company, was the registered holder of 87,930,974 of such shares, which include 69,268,046 shares held by Atlas (representing 40.25% of the outstanding share capital as of such date). However, these figures may not be an accurate representation of the number of beneficial holders nor their actual location because most of the common shares and SDRs were held for the account of brokers or other nominees.
Nomination Committee
Millicom's prior Nomination Committee, which was elected in October 2023 and served until the appointment of a new Committee in October 2024, was composed of:

Member	On behalf of:	Position
Ms. Aude Durand	Atlas Luxco	Chair
Mr. Jan Dworsky	Swedbank Robur	Member
Mr. Staley Cates	Southeastern Asset Management	Member
Mr. Mauricio Ramos	Appointed by shareholders at the 2023 AGM	Member
Millicom's current Nomination Committee, elected in October 2024 is composed of:

Member	On behalf of:	Position
Mr. Jules Niel	Atlas	Chair
Mr. Jan Dworsky	Swedbank Robur	Member
Mr. Gerardo Zamorano	Brandes	Member
Mr. Maxime Lombardini	Chair of the Board is a member of the Nomination Committee as appointed by shareholders at the 2024 AGM	Member
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

Under the terms of the Nomination Committee procedure, the committee consists of (i) three members appointed by the largest shareholders as of the last business day of June 2024 and (ii) the Company's Chair of the Board.

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

Nomination Committee proposals to the AGM include, among others:
•Election and remuneration of Directors of the Board and the Chair of the Board
•Appointment and remuneration of the external auditor
•Proposal of the Chair of the AGM

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
In its work, the Nomination Committee applied rule 4.1 of the Swedish Corporate Governance Code as its diversity policy.

Board Diversity Matrix (As of December 31, 2024)

Country of Principal Executive Offices “Home Country”:				Luxembourg
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				8

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	3	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did not disclose demographic background	0

Board Diversity Matrix (As of December 31, 2023)

Country of Principal Executive Offices “Home Country”:				Luxembourg
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				9

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	3	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did not disclose demographic background	0

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

As set forth in the Company’s Articles of Association, the Board must be composed of at least six members. The 2024 AGM set the number of Directors at nine, comprising a Chair, and eight members. On September 19, 2024, Mauricio Ramos stepped down as Chair of the Board and Maxime Lombardini    assumed the role of Non-Executive    Interim Chair. As a result,    the number of members of the Board was reduced from nine to eight.

Additionally, Thomas Reynaud and Aude Durand stepped down from     their roles as members of    the Millicom     Board, while Jules Niel and Pierre-Emmanuel Durand were appointed    as interim members of the Board on     September 24, 2024, until the next annual general meeting of shareholders.

The Board selects the CEO, who is charged with daily management of the Company and its business. The CEO is responsible for recruiting the senior management of the Company. The Board reviews plans for key senior management positions; supervises, supports and empowers the senior management team; and monitors senior managers' performance. In accordance with the Swedish Code, the division of work between the Board and the CEO was set forth in “The Rules of Procedure, Instructions to the CEO and Reporting Instructions”.
Further details on the roles and activities of the various committees, as well as their responsibilities and activities, appear later in this section.
Powers and Limitations of the Board
Borrowing powers: The Board has unrestricted borrowing powers on behalf of, and for the benefit of, Millicom.
Time and age limit: No age limit exists for being a director of Millicom. Directors' mandates can be for a maximum of six years before either being re-elected or ending their service. There are no restrictions on the maximum continuous periods that a director can serve. The current directors have been elected for a term starting on the date of the 2024 AGM and ending on the date of the 2025 AGM (i.e., for approximately one year).

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
Share Ownership Requirements
Directors are not required to be shareholders of the Company. Share ownership of directors is included in the director biographies set out on the following pages. Directors, excluding shares beneficially owned by Jules Niel, collectively own less than 1% of the Company's outstanding shares as of December 31, 2024.

Insider Trading Policy
The Company has an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The insider trading policy is included as Exhibit 11.1 to this Annual Report.
Roles
Chair of the Board

The Chair is elected at the AGM. If the Chair relinquishes the position during the mandate period, the Board elects a new Chair from among its members to serve until the end of the next AGM. The Board Chair convenes the Board and leads its work, coordinates with the CEO to set the meeting agendas and serves as the Board's liaison to the CEO between meetings.
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
The Corporate Secretary is also a confidante and resource to the Board and senior management, providing advice on governance, Board responsibilities and logistics.
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

At the AGM, held annually within six months of the end of the financial year, or at any other general meeting, shareholders may vote for or against the directors proposed by the Nomination Committee. One or several shareholders representing, individually or collectively, at least 10% of the share capital of Millicom may reserve the right to add one or more additional items to the agenda of the AGM and/or EGM.

The Board has adopted the qualification guidelines of an “independent director” as defined by the Swedish Code, and with consideration of the specific independence requirements within the Nasdaq Stock Market rules. A Director’s independence is determined by a general assessment of the Company or its executive management based on the Board's independence criteria. All of the 8 directors (Chair and 7 members) are non-executive and independent from the Company and its executive management, with three of them being affiliated with the largest shareholder (Maxime Lombardini, Jules Niel and Pierre-Emmanuel Durand) as of December 31, 2024.

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
Assessment	YES to any of the above in relation to a major shareholder: => Typically not independent from a major shareholder

Swedish Code's independence provisions (applicable until March 17, 2025)

Requirement	Compliant
The majority of Millicom’s Board must be independent from the Company and its executive management team.	8 out of 8 Millicom Directors meet this criterion (100%)
At least two of those independent Directors must also be independent from the Company’s major shareholders.	5 out of 8 Millicom Directors meet this criterion (62.5%)
The majority of the members of the Audit Committee are to be independent in relation to the Company and its executive management. At least one of the members who is independent in relation to the Company and its executive management is also to be independent in relation to the Company’s major shareholders.	All of Millicom's Audit and Compliance Committee members meet this criterion (100%)
The Chair of the Board may chair the Compensation Committee. The other members of the committee are to be independent of the Company and its executive management.	All of Millicom's Compensation and Talent Committee members meet this criterion (100%)
Nasdaq Stock Market rules

Requirement	Compliant
The Audit Committee must have at least three members, all of whom meet Nasdaq Stock Market and U.S. Securities and Exchange Commission definitions of independence.	The three members of Millicom's Audit and Compliance Committee meet this criterion (100%)

Board Profile: Skills and Experience

Mr. Maxime Lombardini
Role: First elected as Director in May 2024. He was appointed Interim Chair of Millicom's Board of Directors on September 19, 2024.
Nationality: French
Gender: Male
Age: Born in 1965
Skills: Mr. Lombardini brings his executive expertise leading large telco companies in Europe.
Millicom Committees: None
Experience: Until September 2024, he was President and Chief Operating Officer for Millicom, leading all operational and financial responsibilities with a focus on driving profitable growth. He is currently Vice President of the Iliad Group, one of the major players in the European telecoms sector. He joined Iliad in 2007, as Chief Executive Officer and continued his tenure through 2018. In May of 2018, he assumed the role of Chairman of Iliad’s Board of Directors until March 2020. Since then, he has served as the Vice-Chairman of the Board of Directors. Prior to joining Iliad, Maxime has been CEO of TF1 Production, one of the leading French commercial television networks. From 1999 to 2003, he was head of business development at TF1. From 1996 to 1999, he was the company secretary of TPS (digital satellite platform). Due to his extensive experience and track record in the telecommunications industry, he emerged as a distinguished leader with a remarkable depth of expertise in the sector.

Education: He is a graduate of the Sciences Po Paris and a holder of a Master's degree in business and tax law from the University of Paris II.
Independence: Independent from the Company and its executive management, but not from its major shareholders (Atlas).
Ms. Maria Teresa Arnal
Non-Executive Director
Role: First elected as a Non-Executive Director in May 2023
Nationalities: Mexican, Venezuelan and Spanish citizen
Gender: Female
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
Gender: Male
Age: Born in 1957
Skills: Mr. Churchill brings over 30 years of operational and strategy experience in the media industry, including senior management roles in Latin America.
Millicom Committees: Chair of the Compensation and Talent Committee
Experience: Currently, Mr. Churchill serves on the Board of Wyndham Hotels and Resorts, one of the largest hotel franchises in the world, where he also chairs the Compensation Committee and as a member of the Audit Committee. Previously, he served as (i) Non-Executive Director on the Board of Computer Sciences Corporation, a multinational corporation that provided IT services and professional services, from 2014 to 2017 (when the company merged with HP Enterprise); (ii) President of DIRECTV Latin America, LLC, from 2004 to 2015, and Chief Financial Officer of DIRECTV from January 2004 to March 2005; and (iii) President and Chief Operating Officer of STAR TV.

Education: MBA, Harvard Business School; Bachelor of Arts in American Studies, Stanford University
Independence: Independent from the Company, its executive management and its major shareholders
Mr. Jules Niel
Non-Executive Director
Role: Elected as a Non-Executive Director of the Board in September 2024
Nationality: French citizen
Gender: Male
Age: Born in 2000
Skills: Mr. Niel brings his experience in the telecommunications industry and strategic long-term view.
Millicom Committees: None
Experience: He serves as an Investment Associate at NJJ Telecom since 2023, the holding company for telecom operators Eir in Ireland, Salt in Switzerland, and Monaco Telecom Group.
Education: Mr. Niel is an alumnus of ESSEC Business School, where he earned a Master in Management - Grand Ecole diploma.
Independence: Independent from the Company and its executive management, but not from its major shareholders (Atlas)
Millicom shareholding at December 31, 2024: Mr. Niel does not directly hold any shares. However, he is a member of the Niel family group that beneficially owns 40.37% of the Company's shares.
Mr. Tomas Eliasson
Non-Executive Director
Role: Elected as a Non-Executive Director in May 2023; first appointed in May 2022
Nationality: Swedish citizen
Gender: Male
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
Education: Bachelor of Science in Business Administration and Economics, University of Uppsala
Independence: Independent from the Company, its executive management and its major shareholders
Mr. Pierre-Emmanuel Durand
Non-Executive Director
Role: First elected as a Non-Executive Director in September 2024
Nationality: French citizen
Gender: Male
Age: Born in 1990
Skills: Mr. Durand brings his strategical thinking and experience in the telecommunications industry, M&A and finance.
Millicom Committees: Member of the Compensation and Talent Committee
Experience: Director at NJJ Telecom Europe and Atlas Investissement since 2018, focusing primarily on financial controlling, M&A, financing and business development activities. He was previously a Manager in the Transaction Services team at KPMG Paris, working on financial due diligence for corporate clients and private equity firms. He is also a member of the Boards of Directors of Salt Mobile, Eir, Epic Cyprus and Epic Malta.

Education: Master's degree in Corporate Finance, NEOMA Business School, and bachelor’s degree in Economics and English from the University of Paris X
Independence: Independent from the Company and its executive management, but not from its major shareholder (Atlas)
Ms. Blanca Treviño
Non-Executive Director
Role: First elected as a Non-Executive Director in May 2023
Nationalities: Mexican and U.S. citizen
Gender: Female
Age: Born in 1962
Skills: Ms. Treviño brings her wide-ranging international experience in IT services in emerging countries, particularly in Latin America, as well as strong leadership and perspectives in the rapidly evolving world of business technology.
Millicom Committees: Member of the Audit and Compliance Committee
Experience: Ms. Treviño is the President, CEO, and co-founder of Softtek, a global company dedicated to helping organizations evolve through technology. She also serves as (i) Co-Chair of the Partnership for Central America, (ii) Vice-President of the Mexican Business Council, (iii) non-executive director at the Mexican Stock Exchange, (iv) director at Altan Redes, a private company that is the designer, developer, and operator of the shared telecommunication networks initiative in Mexico, and (v) member of the Advisory Council of the MIT School of Engineering. Previously she served as (ii) director at Grupo Lala, (ii) director at the Americas Society, (iii) director at Council of the Americas, (iv) director at the Ibero-American Council on Productivity and Competitiveness, and (v) independent director of Walmart Mexico for 15 years, as well as an independent director of companies such as Goldcorp and the state-owned Federal Electricity Commission.
Education: Bachelor’s degree in Computer Science from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).
Independence: Independent from the Company, its executive management and its major shareholders
Ms. Justine Dimovic
Non-Executive Director
Role: First elected as a Non-Executive Director in May 2024
Nationalities: French citizen
Gender: Female
Age: Born in 1981
Skills: Ms. Dimovic brings her deep knowledge of Millicom and extensive experience in finance.
Millicom Committees: Member of the Audit and Compliance Committee
Experience: Ms. Dimovic currently serves as SVP Corporate Finance & Group Treasurer at L'Oréal. Prior to this, she was the Senior Vice President of Treasury, Financing and Investor Relations, Group Treasurer at IDEMIA, and the VP of Corporate Finance & Group Treasurer at Millicom. Justine has also held roles such as Vice President of Finance, Group Treasurer, Head of Investor Relations and VP Equity Research. She began her career as an Equity Research Analyst covering the Telecom sector at Exane BNP Paribas.
Education: Master's degree engineering, Ecole Nationale Superieure des Mines de Nancy; Post graduate degree, Banking and Corporate Finance, Emlyon Business School; Executive Leadership program, Stanford University.
Independence: Independent from the Company, its executive management and its major shareholders
Mses. Arnal, Treviño and Dimovic and Messrs. Lombardini, Churchill, Eliasson and Durand collectively own less than 1% of the Company's outstanding shares.

Board Program
Summary of Board Activities in 2024
Immediately after the 2024 AGM, the Board of Directors held a meeting during which it agreed on key governance matters, the calendar and an annual program consisting of specific areas of focus on which the Board has a role to oversee and advise the Company.

Specific projects and topics arise in the normal course of business and are added to the program of the Board; some of these are handled by specific Board committees.

Board program and Area of Focus in 2024

Board annual program	Focused actions
1. Strategic review	Discussed, reviewed and approved the strategy
Oversaw progress in carving out the Lati tower infrastructure businesses
Formed an Independent Committee that reviewed the tender offers submitted by Atlas
Discussed with the Group Leadership Team industry and geographic trends and the operational and financial strategy for each country, with specific focus on Colombia, Panama and Guatemala
2. Operating and financial performance review	Discussed priorities and challenges for each of the operations, including development of MFS, cable and mobile data businesses, efficiency measures and capital expenditure allocation
Monitored challenges, threats, opportunities and other consequences of the macroeconomic and regulatory climate on the business and strategy
Reviewed and increased financial targets for 2024
Reviewed and approved spectrum acquisition.
Discussed and approved the annual budget
3. Corporate governance, legal and compliance matters	Made revisions and updates to governance documents (Board and committee charters, procedural rules and instructions to the CEO as well as the authority matrix)
Elected the Committee Chairs and members, formed an Independent Committee, and elected the Interim Chair of the Board as well as new members of the Board following resignations
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
Reviewed regulatory and engagement challenges
Reviewed climate-related risks and impact of the business on climate change
5. HR, Organizational structure and corporate culture	Participated in performance reviews of the Group Leadership Team and of the management, and changes in organizational and reporting structures
Oversaw organizational and operational model changes, including the departure of the former CEO and Chair of the Board, the former CFO, the former President and COO as well as other former members of the Senior Leadership Team.

Oversaw succession planning for the Group Leadership Team and the appointment of the current CEO and CFO
Appointed the new CEO.
6. External financial reporting and non-financial performance	Held periodic meetings with the external auditors to review the financial position and reviewed and approved related reporting
Reviewed the 2023 Annual Report and 20-F, including the 2023 Consolidated Financial Statements of the Company
Reviewed quarterly earnings releases and 2024 interim consolidated financial statements
Approved corporate finance strategy, including liability management initiatives to extend maturity and lower average cost of debt
7. Risk management	Participated in the annual risk reassessment and reviewed the key risks facing the Group and its approach to managing risks
Set the risk appetite of the Group
8. Capital structure and capital allocation	Approved refinancing of Group and local bonds and loans to extend maturity and lower average cost of debt
Approved an interim dividend of USD1.- per share paid on January 10, 2025
Announced the intention to delist SDRs from Nasdaq Stockholm
Approved the share repurchase plan; 2,983,320 shares were repurchased during 2024.

9. Portfolio management, including acquisitions and divestments
Discussed acquisition and disposal developments and opportunities with particular focus on monetization of tower infrastructure assets and executing the long-term partnership in Central America with SBA.
Discussed and approved agreements for the potential combination of Telefonica Colombia (Coltel) and TigoUne in Colombia, as well as the combination of operations with Liberty in Costa Rica.

10. Board performance self-evaluation	Completed an annual self-evaluation of combined Board performance and individual performances and reported to the Nomination Committee
11. Reports from committees	Regularly reviewed reports from Audit and Compliance Committee, and Compensation and Talent Committee on recent activities
Discussed Nomination Committee Director appointment proposals

Induction and Training

Millicom provides incoming Board members with information on their roles and responsibilities, the Board's operating procedures and Millicom’s business and industry. We provide access to governance documents, policies and procedures; meeting materials; and Company information through a secure online tool, in meetings set with the Group Leadership Team, and through ongoing dissemination of information.

Millicom provides training on topics such as anti-bribery and corruption, ethics, independence and insider trading. In addition, the Board regularly receives detailed reports on specific areas that support directors' understanding of Millicom’s business and operating environment.

In 2024, the directors participated in a visit to Millicom’s operations in Panama to learn about the characteristics of the local market, meet with the general managers of all Tigo operations, and interact with local management.

Board Effectiveness

The Board conducts an annual performance review process, wherein each Board member’s personal performance is also reviewed. This involves assessing Board and committee actions and activities against the Board’s mandate, as determined in the Board Charter, and the mandates of its various committees.

The Board used a questionnaire to assess its performance during 2024 against the Board's key duties, its composition and processes, and the performance of individual Board members. The results of the evaluation were presented to the Nomination Committee. The Nomination Committee decided that it was not necessary to engage an international consultancy firm to assist in an assessment of the composition of the Board for the proposals to the AGM 2025.

Board Meetings/Attendance at Regularly Scheduled Meetings of the Board in the 2024 Financial Year

Director	Meeting Attendance	%
Mr. Maxime Lombardini	5 of 5	100
Ms. Maria Teresa Arnal	8 of 8	100
Mr. Bruce Churchill	8 of 8	100
Mr. Tomas Eliasson	8 of 8	100
Ms. Justine Dimovic	5 of 5	100
Mr. Pierre-Emmanuel Durand	2 of 2	100
Mr. Jules Niel	2 of 2	100
Ms. Blanca Treviño de Vega	8 of 8	100

Attendance	46 of 46	100
Former Directors
Mr Mauricio Ramos	6 of 6	100
Ms. Pernille Erenbjerg	3 of 3	100
Mr. Michael Golan	1 of 3	33
Ms. Thomas Reynaud	6 of 6	100
Ms. Aude Durand	5 of 6	83
Overall attendance	67 of 70	96
Board Committees
The Board is supported by committees (Audit and Compliance Committee and Compensation and Talent Committee) that work on behalf of the Board within their respective areas of responsibility. From time to time, the Board delegates authority to an “ad hoc” work group so that it may resolve a specific matter on its own without having to go before the full Board for approval.

I. Audit and Compliance Committee
Letter from the Chair of the Audit and Compliance Committee
I am pleased to present the Audit and Compliance Committee’s report for 2024. We convened six formal meetings during the financial year in order to satisfy our established set of responsibilities.
In 2024, the Company implemented actions to drive an increase in annual equity free cash flow generation, demonstrating resilience and paving the way for a strong 2025. These actions, alongside with evolving technological advancements and new regulatory requirements, such as Environmental, Social and Governance (ESG) disclosures, cybersecurity, among others—presented both opportunities and challenges that shaped the agenda of the Audit and Compliance Committee throughout the year.
Compliance Related topics
In 2024, we continued to evolve the ethics and compliance program to better assist employees in doing the right thing the right way, while further expanding the program's reach. As such, we continued enhancing our three strategic focus points: embed and entrench, communication, and data analytics. With compliance integrated within the Company's business processes, compliance teams are better able to detect and mitigate any potential risks in real time. Additionally, the compliance function disseminated its messages in conjunction with other departments in a clear and understandable manner, with everyone in the organization apprised of both risks and controls that are in place. Similarly, we used data collected on our and other functions' platforms to develop action plans and attack root causes. Importantly, upon embarking on his new role, our CEO immediately set a strong compliance tone at the top by directly asking the organization, as a whole, to achieve results the right way.
In focusing on the most pressing risks in 2024, we continued reinforcing the main elements of our compliance program, including our annual training for the entire Company. The training covered, among other topics, our Code of Conduct, our Speak Up campaign, and our Anti-corruption Policy. The training campaign this year was highly interactive and factually based. Additionally, in 2024, we reviewed our Conflicts of Interest policy. The revised policy aims to mitigate the current risk landscape, adopt best practices across the board, and complement the tone from the top.
Audit Related topics

The Audit and Compliance Committee engaged in risk oversight of critical areas like ESG, cybersecurity and other external threats. Further, our overarching objectives included ensuring the integrity of the Group’s financial reporting and that appropriate accounting judgments were made, assessing the external auditor's effectiveness, and overseeing the status of the internal control environment. In addition to tracking important regulatory developments in financial reporting, the committee monitored tax obligations, new debt issuance and refinancing activities, as well as the evolution of Millicom’s risk management programs.
Our Internal Audit Team supported the committee by harmonizing their plans and assurance activities with the evolving risk profile. These activities generated relevant recommendations aimed at enhancing the control posture of the Company.
I wish to extend my appreciation to my colleagues for their support of and commitment to the activities of the committee. On behalf of the Board, I would like to reconfirm our commitment to a culture of ethics and strong compliance that leads to success for the business and pride for our Company by making it happen the right way.
I look forward to continue performing our duties until the conclusion of our mandate at the 2025 AGM.

Mr. Tomas Eliasson
Chair of the Audit and Compliance Committee
Audit and Compliance Committee Members and Attendance at Regularly Scheduled Meetings in 2024

Audit and Compliance Committee	Position	First appointment	Meetings/attendance	%
Mr. Tomas Eliasson	Chair*	May 2022	7 of 7	100
Ms. Justine Dimovic	Member	May 2024	4 of 4	100
Ms. Blanca Treviño de Vega	Member	May 2023	4 of 7	57
Attendance			15 of 18	83
Mr. Michael Golan	Member	May 2019 (until May 2023)	2 of 3	67
Mr. Bruce Churchill	Member	May 2021	3 of 3	100
Overall attendance			20 of 24	83
*Designated as having specific accounting competence as per the EU Directive.
Appointment and Role of the Audit and Compliance Committee
Millicom's Directors have established an Audit and Compliance Committee that convenes at least four times a year and comprises a minimum of two directors. The Audit and Compliance Committee is composed solely of Non-Executive Directors, all of whom were independent Directors in 2024. Members are appointed to ensure there is a mixture of relevant experience in both finance and broader commercial matters. The Board is confident that the collective experience of the members enables them to act as an effective Audit and Compliance Committee. The Audit and Compliance Committee is also satisfied that it has the expertise and resources available to fulfill its responsibilities.
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
The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, VP Internal Audit & Enterprise Risk Management, Head of Business Controls, Chief Legal and Compliance Officer, Chief Technology and Information Officer, Chief External Affairs Officer and representatives from the Company's external auditor KPMG are invited to attend committee meetings. The Secretary of the committee is the Group's Company Secretary. The Audit and Compliance Committee Chair prepares the meeting agenda in conjunction with the Chief Financial Officer and Chief Legal and Compliance Officer. Regular private sessions are held, attended only by Audit and Compliance Committee members and the external auditor, to provide an opportunity for open dialogue without management present. The Group Leadership Team are actively involved in fostering a culture of ethics and compliance from the top across all our lines of business.
At each regularly scheduled meeting, the Audit and Compliance Committee receives reports from the Chief Financial Officer, the external auditor, and the head of Internal Audit & Enterprise Risk Management and Business Controls. Additional reports are submitted by other officers of the Company as required. The Audit and Compliance Committee received the required information from the external auditor in accordance with Luxembourg regulations.

Summary of Areas of Focus and Actions in 2024
Financial reporting (refer to the following pages for details)	Reviewed key accounting and reporting matters at each meeting.
Reviewed and approved each quarter’s earnings release and the 2024 annual earnings release; the Annual Report and 20-F together with the consolidated financial statements; the 2024 half-year earnings release; and each quarter's interim financial statements.

Reviewed the latest accounting developments and their effect on the financial statements..
Reviewed the alternative performance measures policy.
External auditor (refer to the following pages for details)	Received reports from the external auditor at each meeting covering important financial reporting, accounting and audit matters; including updates on SEC and CSSF guidelines / EU regulation.
Approved the 2024 external audit strategy and fees and the proposed approach to address the challenges posed by external factors (such as economic pressures, cybersecurity threats, among others) and internal factors (such as the Everest project).

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
Approved the annual Internal Audit plan and subsequent updates to the plan
Reviewed internal audit findings arising from the delivery of the 2024 audit plan
Reviewed and approved the Internal Audit Charter and Enterprise Risk Management Charter.
Business controls and SOX (Refer to the following pages for details)	Reviewed the results of Millicom’s Sarbanes-Oxley program.
Received and reviewed findings and recommendations regarding the design and operating effectiveness of internal controls over financial reporting based on the cycle of management testing of internal controls

ESG reporting
Reviewed the 2023 EU Taxonomy report and the disclosures following the EU Taxonomy that are part of this Annual Report . Reviewed the progress on the CSRD legislation and upcoming SEC climate-disclosure proposed rules.

Financing, treasury and tax	Reviewed the Group’s tax strategy and structure and approved the tax policy
Approved the updated Group treasury and related policies, including policies on hedging and financial risk management
Fraud management	Reviewed fraud-related cases, investigations and remedial actions
Revenue assurance	Received updates on revenue assurance activities
Reviewed trends and actions taken to minimize loss and revenue leakage
Related party transactions	Reviewed related party transactions

Compliance program elements reviewed	Monitored the anti-corruption program, including those covering new and emerging areas of risk and strengthening of the overall program.
Received updates on the compliance policies (e.g., the Conflict of Interest policy).
Reviewed training completion rates on Company compliance policies as part of select managers' KPIs.
Incorporated compliance factors into executives’ incentive programs for the seventh consecutive year; bonus awards are tied to achievement of compliance KPIs. Code of Conduct and Data Privacy training is a requisite to access bonus in the whole organization.

Reporting and investigations	Received updates on the use of Speak Up resources to report issues of perceived non-compliance with our policies and values
Global anti-money laundering (AML) program	Reviewed AML-related matters.
Information security and cybersecurity	Reviewed the progress of the Information Security Annual Plan and Objectives.
Reviewed the security incidents, their impact, root cause, status and statistics.

The Audit and Compliance Committee held seven meetings during 2024, including five meetings coinciding with key dates in Millicom’s external reporting calendar.

Financial reporting
The Audit and Compliance Committee reviewed earnings releases and financial statements for each quarter. Comprehensive reports from management and the external auditors highlighted the significant judgmental accounting issues for the attention of the committee. Reporting and disclosure topics under both EU and U.S. listing requirements were addressed. To assist with all matters related to earnings releases, financial statements and other market disclosures, Millicom has a Management Disclosure Committee composed of senior management from Finance, Legal and External Affairs as and when required. The Disclosure Committee identifies and considers disclosure matters in market releases, including releases that may contain material financial information.

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
For the year ended December 31, 2024, the Audit and Compliance Committee approved fees for audit and audit-related services of $4.4 million, together with fees for non-audit work of $0.2 million.

Risk Management and Internal Audit

Risk Management

The Audit and Compliance Committee received regular reports on the Group’s risk management framework and process from the Management Risk Committee, as well as reports on the evolution of significant risks at both operational and Group levels and related mitigation and risk management actions. Further information is set out in the Risk Management section of this Annual Report.
In addition, the Audit and Compliance Committee reviewed financial risk, tax risks, treasury policy and risks, and Group insurance coverage.
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

Execution of the 2024 Internal Audit Plan provided the Group Leadership Team and the Audit and Compliance Committee with an independent view of the effectiveness of Millicom’s internal control environment and governance processes in operational, financial, compliance, and technology areas. At each meeting, the Audit and Compliance Committee received a report on internal audit activities, progress against the plan, updates to the plan, and results of the audits completed in the period, including associated recommendations and management action plans where findings were identified.

Internal Controls and SOX

The Audit and Compliance Committee received the results of management's testing of key controls and testing by the external auditors. Management concluded that the Group had maintained effective internal controls over financial reporting.
A debrief of the Sarbanes-Oxley status program was held. The Audit and Compliance Committee also reviewed and approved the planned scope of the 2024 program and approach to testing of key controls.
The Committee reviewed regular reports on the results of management testing of key controls and the progress made to address any control gaps.
II. Compensation and Talent Committee
Letter from the Chair of the Compensation and Talent Committee
The key remuneration highlights for the year are summarized below. Further details are provided in the "Compensation information" section.

The Committee meets regularly to review executive compensation and other talent-related matters to ensure competitiveness across our markets. To achieve our goals and foster a results-oriented company, our compensation model is based on a performance framework, that encompasses both short-term and long-term incentives. Talent remains a fundamental cornerstone for our success. As such, we recognize the importance of continuing to integrate talent management strategies with our compensation framework.

The Compensation and Talent Committee is composed of three Board of Directors members: Mr. Bruce Churchill (Chair), Ms. Maria Teresa Arnal, and Mr. Pierre-Emmanuel Durand.

Leadership changes

Marcelo Benitez assumed the role of CEO of Millicom on June 1, 2024. With an extensive 27-year professional journey in the Millicom Group, he brings a wealth of experience in the telecommunications and technology sectors, along with a profound understanding of the Latin American region.

In April 2024, as part of a planned succession process, Bart Vanhaeren was appointed Chief Financial Officer. Bart brings 14 years of experience at Millicom, having held various senior financial and management leadership roles throughout his tenure. Most recently, as VP of Corporate Finance, he oversaw the Corporate Finance division, which includes the Company’s Treasury, Tax, Mergers & Acquisitions, and Corporate Administration activities.

Efficiency Initiatives

In 2024, we continued to implement an efficiency plan which was focused on improving operations and driving sustainable growth. This plan aimed to optimize key areas of our business, streamline processes, and ensure effective resource allocation. This plan was designed to strengthen our competitive edge, improve operational efficiency, and support our long-term goals in line with the business and the macroeconomic context of the region.

Remuneration Policy

Our 2024 remuneration policy focuses on a total compensation approach, which consists of a base salary and benefits. The policy also includes a significant variable component paid in cash and deferred cash or shares. These variable elements of remuneration are tied to performance measures.

For the entire Millicom Group, the annual bonus is determined using a combination of financial metrics and personal performance.

The 2024 Long-Term Incentive plan was offered to Millicom’s top management team and includes a combination of share appreciation and company performance measures. We encourage our top leaders to take a longer-term view on positive business performance in alignment with Company and shareholder interests.

In 2024, a Performance Deferred Cash Plan was introduced for the General Managers of each Tigo operation, offering deferred cash payments linked to financial metrics. This plan was designed to ensure a sustained focus on performance in each country.

During the 2024 AGM, we received ample support for our remuneration approach: 80.35% Approval for Remuneration Policy, 80.50% Approval for share-based incentive plans and 94.26% Approval for Remuneration Report.
As part of our ongoing commitment to strong governance, we continue to adhere to the comprehensive "claw-back" policy adopted by the Board. This policy was implemented in response to specific rules issued by the SEC under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank). This policy ensures that if our financial statements are restated due to errors, misstatements, or misconduct, we have mechanisms in place to recoup excess compensation paid to current and former executive officers. By aligning with regulatory requirements and industry best practices, we reinforce responsible governance and shareholder value.

There were no deviations to the remuneration policy and the Board is confident that the policy has operated as intended over the year. A summary of the elements of executive pay for 2024 is set out on the following pages.

On behalf of the Board, I hope you find the 2024 Compensation Information section insightful.

Mr. Bruce Churchill
Chair of the Compensation and Talent Committee
Compensation information
This Annual Report describes the remuneration philosophy—and related policy and guidelines—as well as the governance structures and processes in place. It also sets out the remuneration of Directors, as well as compensation of the leadership team for 2024

1.1 Role of the Compensation and Talent Committee

The Compensation and Talent Committee monitors and evaluates (i) programs for variable remuneration to senior management, including both ongoing programs and those that have ended during the year; (ii) the application of the guidelines for remuneration to the Board and senior management established at the shareholders' meeting; and (iii) the current remuneration structures and levels in the Company. The Compensation and Talent Committee evaluates the performance of the CEO, taking into consideration the input of the Chair of the Board; approves all variable compensation plans and grants; manages Group Leadership Team succession planning; and reviews and approves compensation and benefits of the CEO and direct reports to the CEO.

1.2 Compensation and Talent Committee Charter
The Group’s Compensation and Talent Committee Charter can be found on our website under the Board Committees section and covers overall purpose/objectives, committee membership, committee authority and responsibility, and the committee’s performance evaluation.

1.3 Compensation and Talent Committee Membership and Attendance 2024

Director	Position	First Appointment	Meeting Attendance	%
Mr. Bruce Churchill	Chair	Jan 2019 as Member / May 2024 as Chair	6 of 6	100
Ms. Maria Teresa Arnal	Member	May 2023	6 of 6	100
Mr. Pierre-Emmanuel Durand	Member	September 2024	1 of 1	100
Attendance			13 of 13	100
Former members	Former Position	Until	Meeting Attendance	%
Ms. Pernille Erenbjerg	Chair	May 2024	3 of 3	100
Mr. Thomas Reynaud	Member	September 2024	3 of 3	100
Ms. Aude Durand	Member	May 2024	2 of 2	100
Overall Attendance			21 of 21	100

1.4 Areas Covered in 2024

Topic	Commentary
Bonus (STI) and performance reports	Reviewed and approved the Global Senior Management Team's 2023 performance reports and individual Group Leadership Team payouts for STI/LTI (cash/equity)
Reviewed and approved 2024 short-term variable compensation targets.
Compensation review	Approved all payments for Group Leadership Team members.
Reviewed executive remuneration and governance trends and developments.
Reviewed and approved the peer group for the Group Leadership benchmarking.
Approved changes to Group Leadership compensation elements based on market competitiveness.
Share and Cash based incentive plans (including LTI)	Approved the 2021 LTI (PSP) vesting.
Reviewed and approved all equity grants.
Reviewed and approved the 2024 short-term and long-term remuneration plans.
Reviewed and approved the 2024 long-term variable compensation targets.
Reviewed the replenishment of the treasury share balance reserved for share-based incentive plans.
Reviewed share ownership guidelines and the compliance of each covered employee.
Reviewed performance and projections of outstanding LTI plans (2022, 2023 and 2024).
Reviewed equity plans participant turnover.
Global reward strategy and executive remuneration review	Reviewed remuneration/Compensation and Benefits philosophy and strategy.
Variable pay design	Discussed and approved STI and LTI design for 2024
Reviewed and approved STI and LTI performance measures for 2024.
Other	Reviewed and approved exceptional items, new hire equity grants, etc.
Reviewed Group Leadership Team’s potential severance payouts in the case of change of control.
Mantain the Remuneration Clawback policy.
Reviewed and discussed results of 2024 "Say on Pay."
Compensation and Talent Committee governance	Reviewed and approved the Compensation and Talent Committee annual meeting cycle and calendar.
Reviewed the Compensation and Talent Committee Charter.
Reviewed and approved the use of an external compensation consultant.

2. Our Compensation Philosophy and Core Principles
The philosophy, guidelines, objectives, and policy applicable to remuneration of the Global Senior Management Team were approved by the shareholders (item 23) of the AGM held on May 23, 2024.
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
Shareholder alignment
Variable compensation plans that support a culture of entrepreneurship and performance and incorporate both short-term and longer-term financial and operational metrics strongly correlated to the creation of shareholder wealth. Long-term incentives are designed to maintain sustained commitment and ensure that the interests of our Global Senior Management Team are aligned with those of our shareholders.

Pay for performance
Total reward structured around pay in line with performance, providing the opportunity to reward strong corporate and individual performance. A significant proportion of top management's compensation is variable (at risk) and based on measures of personal, company and share price performance directly attributable to short-term and long-term value creation.

Transparency	Millicom is committed to expanding transparency, including disclosure around pay for performance, links to value creation, etc.
Market competitive and representative remuneration	Compensation is designed to be market competitive and representative of the seniority and importance of roles, responsibilities and geographical locations of individuals.
Retention of key talent
Variable compensation plans include a significant portion of deferred share-based or cash compensation, the payout of which is conditional on future employment with the Company for three-year rolling periods, starting on the grant date.

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

To drive the right behaviors and ensure expectations are aligned, we communicate clearly to our employees what we do and do not do when it comes to compensation. A summary is set out in the table below:

What we do	What we don't do
Align pay and performance.	Create special executive perquisites.
Designate a substantial majority of executive pay as at risk, based on a mix of absolute and relative financial and share price performance metrics.	Permit executives to hedge company shares.
Impose limits on maximum incentive payouts.	Provide dividends or dividend equivalents on unearned PSUs.
Engage in a rigorous target-setting process for incentive metrics.	Offer tax gross-ups related to change in control.
Set our STI threshold to pay only at 95% and higher levels of achievement.
Maintain robust share ownership guidelines for our top 30 executives.
Provide “double-trigger” change in control provisions in equity awards.
Maintain clawback policies that apply to our performance-based incentive plans.
Retain an independent compensation consultant

2.2 Elements of Executive Pay
Compensation for the Global Senior Management Team in 2024 comprised a base salary, a short-term incentive (”STI”) plan and a long-term incentive (“LTI”) plan, together with pension contributions and other benefits (e.g. healthcare).

Salary

Pay element	Purpose	Maximum opportunity
Purpose and link to strategy	Designed to be market competitive to attract and retain talent
No absolute maximum has been set for Group Leadership Team salaries. The committee considers increases on a case-by-case basis based on peer comparison. Pay increases usually reflect a combination of roles and responsibilities, local market conditions and individual performance.

Operational execution	Paid monthly in cash in U.S. dollars or the home currency of the executive	The Compensation and Talent Committee aims to set salaries for the Group Leadership Team at the median of the peer group.
Reviewed by the Compensation and Talent Committee every March

STI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy
The STI links reward to key business targets (75%) and individual contribution / personal performance (25%).

Financial and operational targets are: Service Revenue (25%); EBITDA (25%) and EFCF.

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

Service Revenue: With less than 98% of the target the award falls to 0%. The threshold achievement is 98% of the target, resulting in a payout of 90%. The opportunity is 200% for the achievement of 104%.

EBITDA: With less than 90% of the target the award falls to 0%. The threshold achievement is 90% of the target, resulting in a payout of 10%. The opportunity is 200% for the achievement of 110%.

EFCF: With less than 92.5% of the target the award falls to 0%. The threshold achievement is 92.5% of the target, resulting in a payout of 50%. The opportunity is 300% for the achievement of 120%.

Benchmarking	Our STI is a key component of the Millicom Group culture. We benchmark to peer companies within the U.S. and Latin America	Each year the Compensation and Talent Committee determines the annual STI opportunity for the Group Leadership Team.

LTI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy
The LTI links an important part of overall Global Senior Management Team compensation with the interests of our shareholders, encouraging long-term value creation and retention.
Millicom maintains unified goals and objectives in the LTI program for the Global Senior Management Team, with the purpose of driving the successful achievement of three-year performance goals designed to enhance long-term value of the Company.

The LTI is a share-based plan whereby share awards that are granted fully vest at the end of a three-year period, subject to achievement of certain performance measures and fulfillment of conditions.

The weights for the LTI component are: Stock Appreciation Rights (SARs) (60%); Restricted Stock Units (RSUs) (30%); and Performance Shares with ESG target achievement (10%).

The peer group for the LTI 2024 is: America Movil, TIM Brazil, TEF Brazil, Entel Chile, Lilac, Telecom Argentina, Grupo Televisa, Megacable.

Stock Appreciation Rights (SARs): Payout is based on the share price appreciation at the time of exercise, resulting in the delivery of shares.

Restricted Stock Units (RSUs): Payout is subject to the share price at the time of vesting.

Performance Shares based on ESG metric: If achievement is less than 80% of the target, the award is 0%. Between 80% and 100% of the target, the award is adjusted pro-rata based on performance, starting from 0% to 100% payout. The payout is capped at 100% achievement.

Benchmarking	Our LTI is a key component of the Millicom Group culture.	Each year the Compensation and Talent Committee determines the annual LTI opportunity for the Group Leadership Team.
For executives we benchmark to peer companies based on executive location.

2.3 Other Employment Terms and Conditions
Notice of termination: If the employment of a member of Millicom’s Group Leadership Team is terminated, a notice period of up to 12 months potentially applies. The Board regularly reviews best practices in executive compensation and governance and revises policies and practices when appropriate. Millicom's change-in-control agreements for eligible executives include "double-trigger" provisions, which require an involuntary termination (in addition to change in control) for accelerated vesting of awards.

Deviations from the policy and guidelines: In special circumstances, the Board may deviate from the above policy and guidelines; for example, providing additional variable remuneration in the case of exceptional performance.
2.4 Other Executive Compensation Policies

On December 1, 2023, Millicom adopted a compensation recoupment policy, which is included as Exhibit 97.1 to this Annual Report. The policy remains in effect in 2024 and provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

In addition, the Company’s insider trading policy prohibits any hedging or speculative transactions in the Company’s shares, including the use of options and other derivatives. It also prohibits directors and employees from selling the Company’s stock short.

3. Total Group Leadership Team compensation

The compensation for the Group Leadership Team members is heavily weighted to variable compensation subject to a vesting period. As a result, total reported compensation may differ significantly relative to the actual realized compensation in any given year. Aggregate compensation paid to our Group Leadership Team in 2024 was $25 million. In addition, for the year ended December 31, 2024, our Group Leadership Team received 136,464 grant units of shares for a total amount of $2 million and 90,809 grant units related to stock appreciation rights in connection with the short-term and long-term share based incentive programs, and the Company set aside $1 million for pension obligations. For more information, see Note B.4 to our audited consolidated financial statements, included elsewhere in this Annual Report.

Group Leadership Team

Name	Position	Role and responsibilities
Mr. Marcelo Benítez	CEO	• Leading the development and execution of the Company’s strategy
• Overseeing day-to-day activities and management decisions • Acting as liaison between the Board and management of the Company • Leading the Group Leadership Team
Mr. Marcelo Benítez
Chief Executive Officer
Marcelo Benitez initiated his career with the company in 1997 and was elected Chief Executive Officer (CEO) on June 1, 2024.

Marcelo Benitez assumed the role of CEO of Millicom on June 1, 2024. With an extensive 27-year professional journey in the Millicom Group, he brings a wealth of experience in the telecommunications and technology sectors, along with a profound understanding of the Latin American region.

He initiated his career with the company in 1997 as a customer service representative in his homeland of Paraguay. Since then, he has forged a remarkable career trajectory within the organization, assuming pivotal roles across multiple countries spanning Latin America and Africa during Millicom's tenure on the continent.

Mr. Benitez held the position of Vice President for the Central America Region, where he oversaw the Company’s operations across Honduras, El Salvador, Costa Rica, Nicaragua, and Panama. His career with Tigo has also included roles as General Manager of Tigo El Salvador and General Manager of Tigo Business (Tigo’s B2B operations), among others.

His most recent role before becoming CEO was in Tigo Panamá, where he oversaw the successful integration of Cable Onda and Movistar Panama. This integration solidified the Company's position as the leading provider of telecom services in the country.

Recognized as a passionate and customer-committed leader and innovator, he stands out for his leadership focus on talent development; organizational culture, Sangre Tigo, and a passion for industry effort and commitment to the region's inhabitants and community in Latin America.

Mr. Benitez holds an MBA from Pontificia Universidad Católica de Chile, a BBA from Pacific University, and completed a leadership program at Stanford University.

MILLICOM SHAREHOLDING AT December 31, 2024: 42,706 shares.

The other Group Leadership Team members support the CEO in the day-to-day operation and management of the Group within their specific areas of expertise. The Group Leadership Team meets at least once a month and more frequently when required. Millicom’s Group Leadership Team is comprised of the CEO and the following individuals:

Name	Position	Role responsibilities
Mr. Bart Vanhaeren	Chief Financial Officer
Finance and financial planning; financial performance reporting, including external financial reporting; budgeting, forecasting and monitoring expenditures and costs; implementation and enhancement of related controls; risk management.

Mr.Guillaume Duhaze	Chief Technology & Information Officer	Networks, information technology and cybersecurity within the Group.
Mr. Karim Lesina	Chief External Affairs Officer	Government relations, regulatory affairs, corporate communications and corporate responsibility, including ESG strategy.
Mr. Salvador Escalón	Chief Legal and Compliance Officer	Legal and corporate governance matters, including oversight, identification and management of legal issues, risks and claims of the Group; legal aspects of mergers and acquisitions and other corporate and commercial transactions; data privacy; compliance matters such as ethics, anti-bribery, anti-corruption, anti-money laundering and related compliance programs
The profiles of the other Group Leadership Team members are provided below:
Mr. Bart Vanhaeren
Chief Financial Officer
Bart Vanhaeren joined Millicom in 2011, where he held several senior management positions. In April 2019, he assumed the role of Vice President of Corporate Finance at Millicom, and on April 15, 2024, he was appointed Chief Financial Officer.

He commenced his career over two decades ago with one of the Big 4 accounting firms, where he established a robust foundation in accounting and financial analysis. Transitioning to an in-house role in 2007, he assumed the position of Strategy and Corporate Development Manager at 3M, overseeing the EMEA region. In this capacity, he garnered extensive expertise spanning Western Europe, as well as emerging markets in Eastern Europe, the Middle East, and South Africa.

He started to work at Millicom in 2011 where he held various senior management positions including CFO Residential Business, Director B2B and Head of M&A. He was appointed Vice President of Corporate Finance of Millicom in April 2019 and he was responsible for the strategic parts of finance: Treasury, Tax, M&A, and Corporate Administration.

He holds a Master's Degree in Economics from the Catholic University of Leuven and an MBA from VUB-Solvay.

MILLICOM SHAREHOLDING AT December 31, 2024: 39,914 shares.1

Mr. Karim Lesina

Chief External Affairs Officer
Karim joined the Group Leadership Team as Executive Vice President, Chief External Affairs Officer in November 2020.
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
MILLICOM SHAREHOLDING AT December 31, 2024: 69,348 shares.
Mr. Salvador Escalón

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
MILLICOM SHAREHOLDING AT December 31, 2024 129,519 shares.

1 Refer to the Compensation information section for outstanding share awards

Guillaume Duhaze

Chief Technology & Information Officer

Guillaume Duhaze oversees all network and IT activities at Millicom, defining the strategy and managing the capex investment and opex with all the Millicom operations. In addition to this role, Guillaume also oversees the Information Security office.
Before joining Millicom, Guillaume was based in Dublin and held the position of CTO for Eir, the incumbent operator in Ireland. In this role, Guillaume led a complete transformation and rationalization of the mobile and fixed network, allowing Eir to be one of the first operators to open 5G in Europe and at the forefront of the FTTH deployment.

Before his term at Eir, Guillaume held several senior management positions at SFR, the second largest operator in France, as VP of Network Engineering and then Senior VP Network and IT Operations, conducting a series of transformations.

Born in France Guillaume holds a Master of Engineering from ESIEE (Ecole Superieure d’Ingenieur en Electronique et Electrotechnique)

MILLICOM SHAREHOLDING AT December 31, 2024: None.

Principal Accountant Fees and Services
The following table summarizes the aggregate amounts paid to Millicom’s auditors for the years ended December 31, 2024 and 2023.

	2024	2023
	KPMG	EY
	(US$ millions)
Audit fees	4.4	5.6
Audit related fees	—	0.8
Tax fees	0.1	0.2
Other fees	0.1	0.3
Total	4.6	6.9

Audit related services consist principally of consultations related to financial accounting and reporting standards, including the issuance of comfort letters for securities offerings. Tax services consist principally of tax advisory services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2024 and 2023 were approved by the Audit and Compliance Committee.
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

Purchases of Equity Securities
The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended December 31, 2024 of equity securities that are registered pursuant to Section 12 of the Exchange Act.

Period(1)	(a)Total Number of Shares Purchased(2)	(b)Average Price Paid per Share(3)	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d)Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
01/01/24 - 01/31/24	864,644	$17	864,644	852,632
02/01/24 - 02/29/24	466,308	$19	466,308	386,324
03/01/24 - 03/31/24	141,668	$19	141,668	244,656
04/01/24 - 04/30/24	147,105	$20	147,105	97,551
05/01/24 - 05/22/24	97,551	$23	97,551	—
12/01/24 – 12/31/24	1,266,044	$25	1,266,044	15,933,956
Total	2,983,320	$21	2,983,320	15,933,956
(1) On December 14, 2023, the Board announced a share repurchase program for up to 2,000,000 SDRs (approximately $35 million) that expired on May 22, 2024. On November 29, 2024, the Board announced another share repurchase program for up to $150 million that is expected to expire on May 21, 2025.

(2) Amounts expressed in SDRs
(3) Amounts expressed in USD

Change in Registrant's Certifying Accountant
On May 23, 2024, at the Annual General Meeting of Shareholders, KPMG Audit S.à r.l. and KPMG LLP (together, “KPMG”) were elected as our independent registered public accounting firm for the 2024 fiscal year. Such election and change of independent registered public accounting firm was adopted at the proposal of the Nomination Committee and in accordance with the recommendation from the Audit and Compliance Committee. Accordingly, Ernst & Young S.A. (“EY”) was not re-elected for another term and was dismissed as our independent registered public accounting firm.
The audit report of EY on our consolidated financial statements as of December 31, 2023 and 2022, and for the three-year period ended December 31, 2023, did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 2023, and through the date of filing of this Annual Report, there has not been any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreement in connection with their report, nor has there been any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided a copy of the above statements to EY and requested that EY furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated April 8, 2025, is filed as Exhibit 15.3 to this Annual Report.

Further, during the fiscal year ended December 31, 2023, and through the date of filing of this Annual Report, we have not consulted with KPMG regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered with respect to the Group’s consolidated financial statements; or (iii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

FINANCIAL STATEMENTS
Financial Statements are filed as part of this Annual Report, beginning on page F-1.
EXHIBITS

1.1*	Amended and Restated Articles of Association of Millicom International Cellular S.A.
2.1	Description of Share Capital (incorporated herein by reference to Exhibit 2.1. to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.1
Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG, dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form 20-F, filed with the SEC on December 13, 2018)

4.2
Revolving Credit Agreement, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia, dated October 15, 2020 (incorporated herein by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F, filed with the SEC on March 10, 2021)

4.3*	Amendment No. 1 to Revolving Credit Agreement, between Millicom International Cellular S.A. and the Bank of Nova Scotia, dated June 26, 2023
4.4*	Amendment No. 2 to Revolving Credit Agreement, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia, dated August 22, 2024
4.5
Indenture for the $750,000,000 6.250% Senior Notes due 2029, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG, dated March 25, 2019 (incorporated herein by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F, filed with the SEC on February 28, 2020)

4.6
Indenture for the $500,000,000 4.500% Senior Notes due 2031, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG, dated October 27, 2020 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 10, 2021)

4.7
Indenture for the $300,000,000 5.875% Senior Notes due 2027, between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg S.A., dated April 5, 2019 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)

4.8
First Supplemental Indenture for the $250,000,000 5.875% Senior Notes due 2027, between
Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg S.A., dated January 28, 2020 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)

4.9
Indenture for the $600,000,000 4.500% Senior Notes due 2030, among Cable Onda, S.A., Citibank, N.A., and Banque Internationale à Luxembourg S.A. dated October 28, 2019 (incorporated herein by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)

4.10
Indenture for the $900,000,000 5.125% Senior Notes due 2032, among Walkers Fiduciary Limited, CT Trust, the guarantors named therein and the Bank of New York Mellon, dated February 3, 2022 (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)

4.11	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2.25 Billion Floating-Rate
Senior Unsecured Sustainability Bond due 2027 (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.12
Credit and Guaranty Agreement, among Telemóvil El Salvador, S.A. de C.V., Telefonía Celular de Nicaragua, S.A., Millicom International Cellular S.A., the lenders named therein and the Bank of Nova Scotia, dated September 12, 2022 (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 12, 2024)

4.13*	Sale and Purchase Agreement, between SBA Telecommunications LLC and Millicom International Cellular S.A., dated October 28, 2024

4.14*	Indenture for the $450,000,000 7.375% Senior Notes due 2032, by and between Millicom International Cellular S.A. and Citibank, N.A., London Branch dated April 2, 2024.
8.1*	List of significant subsidiaries
11.1*	Insider Trading Policy of Millicom International Cellular S.A.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP
15.2*	Consent of Ernst & Young S.A.
15.3*	Letter of Ernst & Young S.A. regarding change in the independent registered public accounting firm
97.1	Millicom International Cellular S.A. Compensation Recoupment Policy (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 12, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
0.0	Cover Page Interactive Data File (embedded within the Inline XBRL document)

______________________

*    Filed herewith
**    Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date:	April 8, 2025	By:	/s/ Bart Vanhaeren
Name: Bart Vanhaeren
Title: Chief Financial Officer

		By:	/s/ Marcelo Benitez
Name: Marcelo Benitez
Title: Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom International Cellular S.A. at December 31, 2024 and 2023 and for the Years Ended December 31, 2024, 2023 and 2022
Report of independent registered public accounting firm PCAOB ID 185	F-2
Report of independent registered public accounting firm PCAOB ID 1367	F-5
Consolidated statement of income for the years ended December 31, 2024, 2023 and 2022	F-6
Consolidated statement of comprehensive income for the years ended December 31, 2024, 2023 and 2022	F-7
Consolidated statement of financial position at December 31, 2024 and 2023	F-8
Consolidated statement of cash flows for the years ended December 31, 2024, 2023 and 2022	F-10
Consolidated statement of changes in equity for the years ended December 31, 2024, 2023 and 2022	F-12
Notes to the consolidated financial statements	F-13

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Millicom International Cellular S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Millicom International Cellular S.A. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and its financial performance and its cash flows for the year ended December 31, 2024, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission , and our report dated April 8, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over certain service revenue streams

As discussed in Note B.1.1 to the consolidated financial statements, the Company recorded $5,804 million of revenue of which $5,417 million related to service revenue streams for the year ended December 31, 2024. The processing and recording of revenue from these revenue streams is reliant upon multiple information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over revenue from certain service revenue streams as a critical audit matter. Subjective auditor judgment was required in evaluating the sufficiency of audit evidence over these service revenue streams due to the volume of data and number of IT systems utilized throughout these revenue recognition processes. Specifically, obtaining an understanding of the systems and processes to evaluate whether relevant revenue data was processed and recorded across the various IT systems required significant auditor effort and specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over these service revenue streams, including the IT systems tested. We evaluated the design and tested the operating effectiveness of certain internal controls related to these service revenue processes. We reconciled information from the IT systems to the general ledger. For a selection of transactions, we compared the amount of revenue recorded to underlying documentation, including Company internal data, executed contracts, and other third-party data. In addition, we involved IT professionals with specialized skills and knowledge who assisted in testing relevant IT systems and internal controls over the Company’s revenue recognition processes. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the relevance and reliability of evidence obtained.

Goodwill impairment analysis for the Nicaragua cash-generating unit

As discussed in Notes E.1.5 and E.1.6 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2024 was $4,094 million, of which $197 million was allocated to the Nicaragua cash-generating unit (CGU). The Company tests for impairment of goodwill from CGUs at least annually and more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The carrying value is compared to the recoverable amount of each CGU measured based on value-in-use using a discounted cash flow model. Based on the Company’s analysis, the Company determined that the recoverable amount of the Nicaragua CGU was in excess of its carrying value and therefore did not record any goodwill impairment.

We identified the evaluation of the goodwill impairment analysis for the Nicaragua CGU as a critical audit matter. Subjective auditor judgment and specialized skills and knowledge were required to evaluate certain assumptions used in measuring the recoverable amount of the CGU. We performed sensitivity analyses as a risk assessment procedure over assumptions used to estimate the recoverable amount of this CGU. The estimated recoverable amount of the CGU was sensitive to minor changes in the weighted average cost of capital (WACC) after tax rate, perpetual growth rate, average capital expenditure (CAPEX) intensity and average earnings before interest, taxes depreciation and amortization (EBITDA) margin assumptions and such assumptions were subject to measurement uncertainty.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment process for the Nicaragua CGU, including controls over the development and selection of the WACC after tax rate, perpetual growth rate, average CAPEX intensity and average EBITDA margin. We evaluated the average CAPEX intensity and average EBITDA margin assumptions by considering current and past performance.

In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:
•comparing the Company’s WACC after tax rate to a range of independently developed WACC after tax rates using publicly available market data
•evaluating the perpetual growth rate used by the Company by comparing it to industry and market data for comparable entities
•recalculating the recoverable amount of the Nicaragua CGU

/s/ KPMG LLP

We have served as the Company’s auditor since 2024.

Miami, Florida
April 8, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Millicom International Cellular S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Millicom International Cellular S.A. (the “Group “) as of December 31, 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

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

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé

Luxembourg, Grand Duchy of Luxembourg
March 12, 2024|

We served as the Company’s auditor from 2012 through 2024.

Consolidated financial statements for the years ended December 31, 2024, 2023 and 2022
Consolidated statement of income for the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022
		(US$ millions)
Revenue	B.1.	5,804	5,661	5,624
Equipment, programming and other direct costs	B.2.	(1,420)	(1,507)	(1,506)
Operating expenses	B.2.	(1,915)	(2,043)	(1,890)
Depreciation	E.2.2., E.3.	(916)	(978)	(999)
Amortization	E.1.3.	(319)	(360)	(345)
Share of profit in joint ventures	A.2.	54	42	32
Other operating income (expenses), net	B.2.	54	10	(2)
Operating profit		1,342	826	915
Interest and other financial expenses	C.3.3., E.3.	(716)	(712)	(617)
Interest and other financial income	C.3.1.	46	28	18
Other non-operating (expenses) income, net	B.5., C.7.3.	(119)	36	(78)
Profit (loss) from other joint ventures and associates, net	A.2., A.3.	—	(3)	—
Profit (loss) before taxes from continuing operations		552	175	238
Tax expense	B.6.	(281)	(424)	(222)
Profit (loss) from continuing operations		271	(249)	16
Profit (loss) from discontinued operations, net of tax	E.4.2.	(3)	4	113
Net profit (loss) for the year		268	(245)	129

Attributable to:
Owners of the Company		253	(82)	177
Non-controlling interests	A.1.4.	15	(163)	(48)

Earnings per common share for profit attributable to the owners of the Company	B.7.
Basic ($ per share)		1.47	(0.48)	1.27
Diluted ($ per share)		1.46	(0.48)	1.27

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2024, 2023 and 2022
Consolidated statement of comprehensive income for the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	(US$ millions)
Net profit (loss) for the period	268	(245)	129
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	15	33	19
Change in value of cash flow hedges, net of tax effects	(4)	(10)	9
Other comprehensive income (not to be reclassified to the statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	1	(2)	(2)
Total comprehensive income (loss) for the period	280	(223)	155
Attributable to:
Owners of the Company	250	(35)	204
Non-controlling interests	30	(188)	(49)
Total comprehensive income (loss) for the period arises from:
Continuing operations	283	(228)	42
Discontinued operations	(3)	4	113

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2024, 2023 and 2022
Consolidated statement of financial position at December 31, 2024 and 2023

	Notes	December 31, 2024	December 31, 2023
		(US$ millions)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	E.1.	6,908	7,785
Property, plant and equipment, net	E.2.	2,847	3,107
Right of use assets, net	E.3.	792	896
Investment in Honduras joint venture	A.2.	561	576
Contract costs, net	F.5.	12	12
Deferred tax assets	B.6.	153	141
Other non-current assets		84	84
TOTAL NON-CURRENT ASSETS		11,357	12,601

CURRENT ASSETS
Inventories	F.2.	44	45
Trade receivables, net	F.1.	390	443
Contract assets, net	F.5.	77	82
Amounts due from non-controlling interests, associates and joint ventures	G.5.	15	12
Derivative financial instruments	D.1.2.	—	6
Prepayments		94	82
Accrued income		87	86
Current income tax assets		109	118
Supplier advances for capital expenditure		16	21
Other current assets		166	190
Restricted cash	C.5.	57	56
Cash and cash equivalents	C.5.	699	775
TOTAL CURRENT ASSETS		1,753	1,915
Assets held for sale	E.4.	627	—
TOTAL ASSETS		13,737	14,516

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2024, 2023 and 2022
Consolidated statement of financial position at December 31, 2024 and 2023

	Notes	December 31, 2024	December 31, 2023
		(US$ millions)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	C.1.	1,322	1,334
Treasury shares		(43)	(8)
Other reserves	C.1.	(531)	(500)
Retained profits		2,628	2,785
Net profit/ (loss) for the period/year attributable to owners of the Company		253	(82)
Equity attributable to owners of the Company		3,628	3,529
Non-controlling interests	A.1.4.	(54)	(84)
TOTAL EQUITY		3,574	3,445

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	C.3.	5,533	6,476
Lease liabilities	C.4.	798	854
Derivative financial instruments	D.1.2.	59	46
Amounts due to non-controlling interests, associates and joint ventures	G.5.	34	12
Payables and accruals for capital expenditure	F.4.3.	194	885
Provisions and other non-current liabilities	F.4.2.	283	330
Deferred tax liabilities	B.6.	149	140
TOTAL NON-CURRENT LIABILITIES		7,050	8,742

CURRENT LIABILITIES
Debt and financing	C.3.	282	221
Lease liabilities	C.4.	156	189
Put option liability	C.7.4.	—	86
Payables and accruals for capital expenditure		305	314
Other trade payables		300	390
Amounts due to non-controlling interests, associates and joint ventures	G.5.	105	62
Accrued interest and other expenses	F.4.1.	421	444
Current income tax liabilities		122	93
Contract liabilities	F.5.	121	156
Dividend payable		172	—
Provisions and other current liabilities	F.4.1.	421	374
TOTAL CURRENT LIABILITIES		2,404	2,329
Liabilities directly associated with assets held for sale	E.4.	709	—
TOTAL LIABILITIES		10,163	11,071
TOTAL EQUITY AND LIABILITIES		13,737	14,516

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2024, 2023 and 2022
Consolidated statement of cash flows for the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022
		(US$ millions)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		552	175	238
Profit before taxes from discontinued operations	E.4.2.	(3)	4	116
Profit before taxes		549	179	354
Adjustments to reconcile to net cash:
Interest expense on leases	C.3.3., E.3.	122	117	131
Interest expense on debt and other financing	C.3.3., E.3.	594	595	497
Interest and other financial income	C.3.1.	(46)	(28)	(18)
Adjustments for non-cash items:
Depreciation and amortization	E.1., E.2., E.3.	1,234	1,338	1,364
Share of profit in joint ventures	A.2.	(54)	(42)	(32)
Gain on disposal and impairment of assets, net	B.2., E.4.2.	(54)	(10)	(122)
Share-based compensation	C.1.	50	52	29
Loss from other associates and joint ventures, net	A.3.	—	3	0
Other non-operating (income) expenses, net	B.5.	119	(36)	77
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		36	(245)	(104)
Decrease (increase) in inventories		—	11	5
Increase (decrease) in trade and other payables, net		(92)	47	(37)
Changes in contract assets, liabilities and costs, net		(42)	65	(14)
Total changes in working capital		(97)	(123)	(151)
Interest paid on leases		(120)	(115)	(128)
Interest paid on debt and other financing		(499)	(505)	(411)
Interest received		43	31	8
Taxes paid		(239)	(233)	(316)
Net cash provided by operating activities		1,603	1,223	1,284
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.	—	—	(283)
Proceeds from the disposal of subsidiaries and associates		5	—	152
Purchase of spectrum and licenses		(135)	(236)	(93)
Purchase of other intangible assets	E.1.4.	(94)	(133)	(179)
Purchase of property, plant and equipment	E.2.3.	(540)	(814)	(800)
Proceeds from sale of property, plant and equipment	E.2.	58	17	21
Dividends and dividend advances received from joint ventures and associates	A.2.2.	66	63	10
Settlement of derivative financial instruments		9	(26)	11
Transfer (to) / from pledge deposits, net	C.5.3.	5	(6)	33
Loans granted within the Tigo Money lending activity, net		(2)	(4)	(3)
Cash (used in) provided by other investing activities, net	D.1.2.	25	24	25
Net cash used in investing activities		(604)	(1,116)	(1,104)
Cash flows from financing activities (including discontinued operations):

Consolidated financial statements for the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022
Proceeds from debt and other financing	C.6.	604	362	1,570
Repayment of debt and other financing	C.6.	(1,366)	(632)	(2,127)
Lease capital repayment	C.6.	(204)	(177)	(157)
Capital injection in subsidiary (Non-controlling interests' portion)	C.7.4.	—	74	—
Proceeds from the rights offering, net of costs	C.1.	—	—	717
Advances and dividends paid to non-controlling interests	A.1./A.2.	—	—	(4)
Share repurchase program		(99)	(5)	—
Net cash from (used in) financing activities		(1,066)	(377)	(1)
Exchange impact on cash and cash equivalents, net		(8)	6	(11)
Net increase (decrease) in cash and cash equivalents		(76)	(264)	168
Cash and cash equivalents at the beginning of the year		775	1,039	895
Effect of cash in disposal group held for sale	E.4.2.	—	—	(24)
Cash and cash equivalents at the end of the year		699	775	1,039

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2024, 2023 and 2022
Consolidated statement of changes in equity for the years ended December 31, 2024, 2023 and 2022

	Number of shares (000’s)(iii)	Number of shares held by the Group (000’s)	Share capital (i)	Share premium (i)	Treasury shares	Retained profits(ii)	Other reserves (i)	Total	Non- controlling interests	Total equity
			(US$ millions)
Balance on January 1,2022	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income/ (loss) for the year	—	—	—	—	—	177	27	204	(49)	155
Effects of rights offering (i)	70,357	—	106	611	—	—	—	717	—	717
Dividends to non-controlling interests (i)	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares (i)	—	(93)	—	—	(4)	1	—	(3)	—	(3)
Share based compensation (i)	—	—	—	—	—	—	25	25	1	26
Issuance of shares under share-based payment schemes	—	419	—	(2)	16	4	(17)	1	—	1
Effect of the buy-out of non-controlling interests in Panama (v)	—	—	—	—	—	78	—	78	(78)	—
Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income/ (loss) for the year	—	—	—	—	—	(82)	47	(35)	(188)	(223)
Transfer to legal reserve	—	—	—	—	—	(2)	2	—	—	—
Purchase of treasury shares (iv)	—	(604)	—	—	(18)	7	—	(10)	—	(10)
Share based compensation (i)	—	—	—	—	—	—	50	50	1	52
Issuance of shares under share-based payment schemes	—	1,447	—	(9)	57	(7)	(40)	1	—	1
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	(1)
Put Option reserve (vi)	—	—	—	—	—	(81)	—	(81)	—	(81)
Capital injection in subsidiary (vi)	—	—	—	—	—	—	—	—	74	74
Balance on December 31, 2023	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the year	—	—	—	—	—	253	(3)	250	30	280
Dividends (vii)	—	—	—	—	—	(172)	—	(172)	(1)	(173)
Transfer to legal reserve	—	—	—	—	—	(8)	8	—	—	—
Purchase of treasury shares (iv)	—	(3,451)	—	—	(73)	1	—	(72)	—	(72)
Share based compensation (i)	—	—	—	—	—	—	49	49	1	50
Share based cancellation	—	—	—	—	—	—	(35)	(35)	—	(35)
Issuance of shares under share-based payment schemes	—	1,963	—	(12)	38	24	(50)	1	—	1
Put Option reserve reversal (vi)	—	—	—	—	—	79	—	79	—	79
Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
(i)Share capital, share premium (including the effects of rights offering) and other reserves (including share-based compensation) – see note C.1.
(ii)Retained profits – includes profit for the year attributable to equity holders, of which $562 million (2023: $491 million; 2022: $472 million) are not distributable to equity holders.
(iii)The authorized share capital amounts to $300 million divided into 200 million shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.
(iv)During the year ended December 31, 2024, Millicom repurchased 2,983,320 shares for a total amount of $63 million and withheld approximately 467,247 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2023: 320,985; 2022: 93,413)
(v)See note A.1.2..
(vi)See note C.7.4.
(vii)On November 29, 2024, Millicom' Board has approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million paid on January 10, 2025.
                The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Introduction
Corporate Information
Millicom International Cellular S.A. (the “Company” or “MIC S.A.”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures, joint operations and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand Tigo.
The Company’s shares are traded since January 9, 2019, on the Nasdaq Stock Market in the U.S. under the ticker symbol TIGO. As of December 31, 2024 the Company's shares were also traded as Swedish Depositary Receipts on the Stockholm stock exchange under the symbol TIGO SDB (formerly MIC SDB). The Company has its registered office at 148-150 Boulevard de la Pétrusse , L-2330 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.As of December 31, 2024 Atlas S.A.S. (formerly known as Atlas Luxco S.à r.l) holds 40.37% of Millicom shares. whose final beneficial owner is Xavier Niel and his family.
On April 4, 2025, the Board of Directors authorized these consolidated financial statements for issuance.
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
Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay and Other, which includes Nicaragua, Costa Rica and El Salvador.. The Honduras joint venture performance is reviewed by the CODM in a similar manner as for the Group’s fully owned operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations included in note B.3. Segmental information.
Current macroeconomic environment
The macroeconomic environment remained stable during 2024, although the Colombian peso average foreign exchange rate appreciated 5.6% and the Paraguayan guarani average foreign exchange rate depreciated 3.6%, respectively. In Bolivia, commissions on purchases of U.S dollars at the official rate continued to increase, reaching much as $27 million during 2024, reflecting the acute shortage of U.S dollars available at the official rate.
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
IFRS Consolidated Financial Statements
Basis of preparation
These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board ("IASB") and in accordance with IFRS Accounting Standards as adopted by the European Union. These financial statements have been prepared on a historical cost basis, except for certain items including derivative financial instruments (measured at fair value) and financial instruments that contain obligations to purchase own equity instruments (measured at the present value of the redemption price).

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
The following table presents functional currency translation rates for the Group’s locations to the US dollar on December 31, 2024 and 2023 and the average rates for the years ended December 31, 2024, 2023 and 2022.

Exchange Rates to the US Dollar	Functional Currency	2024 Year-end Rate	2023 Year-end Rate	Change %	2024 Average Rate	2023 Average Rate	Change %	2022 Average Rate
Bolivia	Boliviano (BOB)	6.91	6.91	—%	6.91	6.91	—%	6.91
Colombia	Peso (COP)	4,409	3,822	(13.3)%	4,083	4,313	5.6%	4,254
Costa Rica	Costa Rican Colon (CRC)	513	527	2.8%	519	550	5.9%	650
El Salvador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Guatemala	Quetzal (GTQ)	7.71	7.83	1.6%	7.76	7.84	1.0%	7.75
Honduras	Lempira (HNL)	25.44	24.71	(2.8)%	24.88	24.66	(0.9)%	24.56
Luxembourg	Euro (EUR)	0.97	0.91	(6.2)%	0.93	0.93	—%	0.95
Nicaragua	Cordoba (NIO)	36.62	36.62	—%	36.62	36.44	(0.5)%	35.87
Panama	Balboa (B/.) (i)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paraguay	Guarani (PYG)	7,831	7,278	(7.1)%	7,569	7,299	(3.6)%	7,008
Sweden	Krona (SEK)	11.07	10.07	(9.0)%	10.57	10.60	0.3%	10.07
United Kingdom	Pound (GBP)	0.80	0.79	(1.7)%	0.78	0.80	2.7%	0.81
(i) the balboa is tied to the United States dollar at an exchange rate of 1:1.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
New and amended IFRS accounting standards
The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:
◦Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback': The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction when the terms include variable lease payments, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
◦Amendments to IAS 1, 'Presentation of Financial Statements': These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.
◦Amendments to IAS 7, 'Statement of Cash Flows' and IFRS 7, 'Financial Instruments: Disclosures: Supplier Finance Arrangements': These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.
Management is currently assessing the potential impact on the Group consolidated financial statements of the IFRS Interpretations Commitee's agenda decision regarding clarifications on certain disclosures for segment reporting.
The following Amendments to standards are effective for annual periods starting on January 1, 2025 (Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability). These Amendments, effective for annual periods starting on January 1, 2025, aim to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not . The Group has assessed the Amendments to IAS 21 impacts in its consolidated financial statements concluding that the Bolivia operation is under its scope. As of December 31, 2024, the Group has not finalized the full assessment of the financial impact of the Amendments to IAS 21. However, management anticipates that its adoption could result in an adjustment to retained earnings as of January 1, 2025. Further details will be disclosed in the 2025 financial statements.
The following standards and amendments are effective for annual periods starting on January 1, 2026 (Amendments to IFRS 9, IFRS 7 and Annual Improvements) or January 1, 2027 (IFRS 18) and their potential impact on the Group consolidated financial statements is currently being assessed by management:
▪Amendments to IFRS 9 and IFRS 7 (not yet endorsed by the EU): Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).
▪Amendments to IFRS 9 and IFRS 7, issued on 18 December, 2024 (not yet endorsed by the EU): These Amendments to IFRS 9 and IFRS 7 aim to help companies to improve their reporting of the financial effects of nature-dependent electricity contracts, commonly structured as power purchase agreements (PPAs) and apply only to contracts referencing nature-dependent electricity in which a company is exposed to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g. wind or solar energy). The changes to IFRS 9 clarify the application of the ‘own-use’ exemption and permit hedge accounting if these contracts are used as hedging instruments while the changes to IFRS 7 add new disclosure requirements on the company’s financial performance and cash flows.
▪Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 (not yet endorsed by the EU).
▪IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
Change in accounting estimate
Effective in 2024, we revised the estimated useful lives of our fiber optic network assets and related equipment/software. this is considered a change in accounting estimate under IAS 8.
◦Fiber Optic Network: Useful life increased from 15 years to 25 years
◦Related equipment/Software: Useful life range increased to 5-10 years (previously 5-7 years for equipment and 5 years for software)
This change is applied prospectively, meaning there is no impact on financial statements for prior periods. Fully depreciated assets remain fully depreciated; their cost will not be reset.
For the full year 2024, this change is expected to decrease depreciation expense by approximately $48 million compared to what the depreciation charge would have been using previous estimated useful lives. Estimating the impact on future years is impractical.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
While the change also affects lease right-of-use assets and asset retirement obligation provisions, the impact on these areas is considered immaterial.
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
For the full year 2023, the net effect of the changes represent a decrease in depreciation expense of approximately $27 million compared to what we expected the depreciation charge to be using previous estimated useful lives, while estimating the net effect of the changes in depreciation for future years is impractical. This change in accounting estimate also affects the lease right-of-use assets (for those being depreciated over the shorter of useful life and lease term) and on asset retirement obligation provisions. However, the impact of the change is immaterial.
International Tax reform-Pillar II Model
The Millicom Group is within the scope of the OECD Pillar Two Model rules (also referred to as the “Global Anti-Base Erosion” or “Globe” Rules). Pillar Two legislation came into effect on January 1, 2024.
The Group has run testing under the OECD Transitional Safe Harbour rules, which are transitional rules mainly based on the Country by Country Report of the Group. As of December 31, 2024, it results that all jurisdictions within Millicom Group meet at least one of the transitional safe harbour rules except for Paraguay. The full Globe calculation carried out for Paraguay did not result in a material top-up tax for the Group. See note B.6.3. for the estimated amount of unrecognized tax losses.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

Entity	Country	Activity	December 31, 2024 % holding*	December 31, 2023 % holding*	December 31, 2022 % holding*
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share	50-1 share	50-1 share
Comunicaciones Celulares S.A.	Guatemala	Mobile	100	100	100
Grupo de Comunicaciones Digitales, S.A. (formerly Telefonica Moviles Panama, S.A.)	Panama	Mobile	100	100	100
Lati International S.A. (i)	Luxembourg	Holding Company ('Lati business')	100	100	N/A
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100	100
Millicom International Operations B.V. (ii)	Netherlands	Holding Company	100	100	100
Millicom International Services LLC	USA	Services Company	100	100	100
Millicom LIH S.A.	Luxembourg	Holding Company	100	100	100
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100	100
Millicom Telecommunications S.A. (iii)	Luxembourg	Holding Company ('MFS business')	100	100	100
Navega.com S.A.	Guatemala	Cable, DTH	100	100	100
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Mobile	100	100	100
Servicios Innovadores de Comunicacion y Entretenimiento, S.A.	Guatemala	Mobile	100	100	100
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.)	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	100	100	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, Cable	100	100	100
Telefonia Celular de Nicaragua S.A.	Nicaragua	Mobile, Cable, Internet, Fixed-line	100	100	100
Telefonica Celular del Paraguay S.A. (iv)	Paraguay	Mobile, Cable, Pay-TV, Internet	100	100	100
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, Cable, DTH	100	100	100
UNE EPM Telecomunicaciones S.A. and subsidiaries	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share	50-1 share	50-1 share
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the two entities.
(i) Lati International S.A. is the holding Company of the Group's tower business.
(ii) Millicom International Operations B.V. was held by Millicom Holding B.V. and MIC Latin America B.V. until they merged in July 2024.
(iii) Millicom Telecommunications S.A. is the holding Company of most of the Group's MFS business.
(iv) Servicios y Productos Multimedios S.A. has been merged with Telefonica Celular del Paraguay S.A., effective in April 2024.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
A.1.2. Acquisition of subsidiaries and changes in non-controlling interests in subsidiaries
Scope changes 2024
There were no material acquisitions or disposals during the year ended December 31, 2024.
On July 31, 2024, Millicom announced that it has signed a non-binding memorandum of understanding with Telefonica for the potential acquisition of Telefonica’s stake in Telefonica Colombia (Coltel), as part of a broader intended combination of Coltel and TigoUne, Millicom's 50%-owned operation in Colombia. Millicom intends to offer to purchase La Nación’s and other minority interests in Coltel for cash at the same purchase price per share offered to Telefonica, as well as Empresas Públicas de Medellin’s (EPM) 50% interest in TigoUne for cash at a valuation multiple comparable to the one implied by the Coltel acquisition. The total investment by Millicom would be approximately $1 billion, and the transaction would be subject to negotiation of definitive agreements and receipt of regulatory approvals. See note H. for details/updates related to this transaction.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
A.1.3. Disposal of subsidiaries and formation of a joint operation
Colombia
On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC signed a a binding framework agreement for the implementation of a single mobile access network as well as for sharing the radioelectric spectrum usage permits, whose only users would be the two shareholders participating in the such agreement. See notes A.2. and E.4.2. for details.
Costa Rica
On August 1, 2024, we signed a binding agreement with Liberty Latin America to combine our operations in Costa Rica in a cashless merger in which Millicom would retain a minority equity ownership of approximately 14%. The transaction is subject to closing conditions, including regulatory approvals and is expected to close in H2 2025. Hence, as of December 31, 2024 the transaction is still not meeting the IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" criteria
Tanzania
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
The sale agreement for our former operations in Tanzania contained indemnification obligations covering potential tax and legal contingencies, to be offset against tax and litigation baskets. The sale agreement also provided for a purchase price adjustment based on working capital at the time of closing. The parties disagreed regarding this adjustment and previously referred to the matter to an independent expert. In addition, the agreement also provided an IPO1 adjustment clause valid until April 5, 2024, whereby Millicom would reimburse the buyer for any negative difference between the share price per share on the IPO date and the one implied by this sale; the IPO did not happen and no claim was made. In December 2024, Millicom booked a provision and paid to Honora $3 million for final settlement. This final settlement releases both parties of all claims arising under the sale agreement .
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
(b)    The operating results and cash flows of the discontinued operation for the year ended December 31, 2022 is set out below. The figures shown below are after inter-company eliminations.
1 The Tanzanian government implemented in 2016 legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The ´Tanzania Communications Regulatory Authority´ (TCRA) ordered the Tanzanian operations to complete such public offering by December 31, 2025, at the latest.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

Results from Discontinued Operations (in millions of U.S. dollars)	2022
Revenue	88
Equipment, programming and other direct costs	(26)
Operating expenses	(27)
Depreciation and amortization	(21)
Other operating income (expenses), net	4
Gain/(loss) on disposal of discontinued operations	120
Other expenses linked to the disposal of discontinued operations	(11)
Operating profit (loss)	127
Interest income (expense), net	(12)
Other non-operating (expenses) income, net	—
Profit (loss) before taxes	116
Tax expense	(3)
Net profit/(loss) from discontinued operations	113

Cash flows from discontinued operations (in millions of U.S. dollars)	2022
Cash from operating activities, net	18
Cash from (used in) investing activities, net	(10)
Cash from (used in) financing activities, net	(9)
Net cash inflows (outflows)	(1)
Sale of Lati International S.A and other assets to SBA
On October 28, we agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Telecommunications LLC. Closing is subject to regulatory approvals and other closing conditions and is expected to occur in mid-2025. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets. As of December 31, 2024, except for the Tower sales in Nicaragua (see note B.4.2. and H.), the transaction is still not meeting the IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" criteria.
Other disposals
For the years ended December 31, 2024, 2023 and 2022, Millicom did not dispose of any other significant investments.

A.1.4. Summarized financial information relating to subsidiaries with significant non-controlling interests
The summarized financial information for material non-controlling interests in our operations in Colombia and Panama (until the purchase of the remaining 20% shareholding in June 29, 2022) is provided below. This information is based on amounts before inter-company eliminations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Colombia

	2024	2023	2022
	(US$ millions)
Revenue	1,380	1,313	1,335
Total operating expenses	(496)	(501)	(492)
Operating profit	283	60	64
Net (loss) for the year	30	(326)	(104)
50% non-controlling interest in net (loss)	15	(163)	(52)
Total assets (excluding goodwill)	2,089	2,470	1,942
Total liabilities	2,177	2,605	1,890
Net assets	(87)	(135)	52
50% non-controlling interest in net assets	(44)	(68)	26
Consolidation adjustments	(11)	(17)	2
Total non-controlling interest	(55)	(85)	28
Dividends and advances paid to non-controlling interest	—	—	(2)
Net cash from operating activities	297	270	250
Net cash from (used in) investing activities	(175)	(214)	(289)
Net cash from (used in) financing activities	(119)	(54)	(133)
Exchange impact on cash and cash equivalents, net	(7)	2	(5)
Net increase (decrease) in cash and cash equivalents	(3)	5	(178)

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

Panama

2022 (i)

Revenue	651
Total operating expenses	(207)
Operating profit	106
Net profit (loss) for the year	29
20% non-controlling interest in net profit (loss)	4
Total assets (excluding Millicom's goodwill in Cable Onda)	1,719
Total liabilities	1,318
Net assets	401
20% non-controlling interest in net assets	—
Total non-controlling interest	—
Net cash from operating activities	148
Net cash from (used in) investing activities	(117)
Net cash from (used in) financing activities	(93)
Net increase (decrease) in cash and cash equivalents	(63)
(i) From January 1 to June 29, 2022, until the purchase of the remaining 20% shareholding of our operations in Panama (see note A.1.2.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
A.2. Joint arrangements
The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators.
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
At December 31, 2024, the equity accounted net assets of our joint venture in Honduras totaled $373 million (December 31, 2023: $382 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2023: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2024, Millicom's joint venture in Honduras repatriated cash of $89 million under different forms (December 31, 2023: $86 million).
At December 31, 2024, Millicom had $133 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2023: $68 million). In addition, as of December 31, 2024, Millicom had a total receivable from Honduras joint venture of $12 million, (December 31, 2023: $9 million) mainly corresponding to other operating receivables.
Our main joint ventures are as follows:

Entity	Country	Activity	December 31, 2024 % holding	December 31, 2023 % holding
Telefonica Celular S.A. (i)	Honduras	Mobile, MFS	66.7	66.7
Navega S.A. de CV (i)	Honduras	Cable	66.7	66.7
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

The carrying values of Millicom’s investments in joint ventures were as follows:
Carrying value of investments in joint ventures
The table below summarizes the movements for the year in respect of the Group’s joint ventures carrying values:

Honduras (i)
(US$ millions)
Opening balance at January 1,2023	590
Results for the year	42
Dividends declared during the year	(54)
Currency exchange differences	(2)
Closing balance at December 31, 2023	576
Results for the year	54
Dividends declared during the year	(48)
Currency exchange differences	(21)
Closing balance at December 31, 2024	561
(i)    Includes all the companies under the Honduras group. Share of profit is recognized under ‘Share of profit in joint ventures’ in the statement of income for the year ended December 31, 2024.
At December 31, 2024 and 2023 the Group had not incurred obligations, nor made payments on behalf of the Honduras operations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

A.2.1. Accounting for joint arrangements
Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost (calculated at fair value if it was a subsidiary of the Group before becoming a joint venture). The Group’s investments in joint ventures include goodwill (net of any accumulated impairment loss) on acquisition.
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
A joint operator shall recognize in relation to its interest in a joint operation: (a) its assets, including its share of any assets held jointly; (b) its liabilities, including its share of any liabilities incurred jointly; (c) its revenue from the sale of its share of the output arising from the joint operation; (d) its share of the revenue from the sale of the output by the joint operation; and (e) its expenses, including its share of any expenses incurred jointly”

A.2.2. Material joint arrangements
Joint ventures – Honduras
Summarized financial information of the Honduras operation is as follows. This information is based on amounts before inter-company eliminations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	(US$ millions)
Revenue	617	612	586
Depreciation and amortization	(101)	(105)	(112)
Operating profit	159	124	111
Financial income (expenses), net	(37)	(28)	(29)
Profit before taxes	120	95	80
Tax expense	(40)	(32)	(31)
Profit for the year	80	63	49
Net profit for the year attributable to Millicom	54	42	32
Dividends and advances paid to Millicom	66	63	9
Total non-current assets (excluding goodwill)	465	429	404
Total non-current liabilities	463	440	384
Total current assets	235	200	182
Total current liabilities	262	223	220
Total net assets	(25)	(35)	(17)
Group's share in %	66.7%	66.7%	66.7%
Group's share in USD millions	(17)	(23)	(12)
Goodwill and consolidation adjustments	578	600	601
Carrying value of investment in joint venture	561	576	590

Cash and cash equivalents	55	47	27
Debt and financing – non-current	417	394	334
Debt and financing – current	34	28	23
Net cash from operating activities	183	162	162
Net cash from (used in) investing activities	(65)	(94)	(109)
Net cash from (used in) financing activities	(109)	(48)	(64)
Net (decrease) increase in cash and cash equivalents	9	21	(12)
Joint Operations - Colombia
As further described in Note E.4.2. , on February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC signed a binding framework agreement for the implementation of a single mobile access network as well as for sharing the radioelectric spectrum usage permits, whose only users would be the two shareholders participating in the such agreement. The transaction closed on December 20, 2024, with the approval from the Ministry of Information Technology and Communications to transfer in favor of the Temporary Union the permit for the access, use and exploitation of 20 MHz of radioelectric spectrum for the operation of land mobile radiocommunication services in the national territory granted to Colombia Móvil in the Resolution #332 dated February 20, 2020. Simultaneously, both operators contributed their RAN assets to UNIRED, the vehicle established to operate and maintain the unified mobile access network
The following table summarizes the contributions made by Tigo Colombia and the subsequent recognition of its participation in the joint operation's assets and liabilities:
Contribution to the Joint Operations

($ millions)	December 31, 2024 (Carrying value)
Property, Plant and Equipment	89
Intangible Assets	217
Total assets	306
Spectrum payable	205
Total liabilities	205

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Share in the Joint Operations’ assets and liabilities

($ millions)	December 31, 2024
Property, Plant and Equipment	116
Intangible Assets	115
Total assets	231
Spectrum payable	103
Total liabilities	103

A.2.3. Impairment of investment in joint ventures
While no impairment indicators were identified for the Group’s investments in joint ventures in 2024, according to its policy, management has completed an impairment test for its joint venture in Honduras.
The Group’s investments in Honduras operations was tested for impairment by assessing the recoverable amount (using a value in use model based on discounted cash flows) against the carrying amount. The cash flow projections used were extracted from financial budgets approved by management (refer to note E.1.6. for further details on impairment testing). Cash flows beyond this period have been extrapolated using a perpetual growth rate of 1% (2023: 1%). Discount rate used in determining recoverable amount was 9.4% (2023: 11.0%).
For the years ended December 31, 2024 and 2023, and as a result of the impairment testing described above, management concluded that the Group’s investments for its joint venture in Honduras should not be impaired.
Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient headroom exists from realistic changes to the assumptions that would not impact the overall results of the testing.

A.3. Investments in associates
Millicom has significant influence over MKC Brillant Holding GmbH (LIH). Millicom’s 35.0% investment in LIH had been fully impaired in two stages (by $40 million in 2016 and $48 million in 2017) as a result of the annual impairment test conducted back then. The impairment test performed in 2024 confirmed this conclusion. The Group accounts for associates in the same way as it accounts for joint ventures, that is, using the equity method.
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

A.4.2. Millicom’s discontinued operations
In accordance with IFRS 5, financial information relating to discontinued operations for the years ended December 31, 2022 is set out below. Figures shown below are after intercompany eliminations. As further explained in Note A.1.3. , the Group’s former businesses in Tanzania (sold on April 5, 2022) had been classified as discontinued operations. For the years ended December 31, 2024 and December 31, 2023, the results from discontinued operations relate to operating expense for $3 million and operating income of $4 million, respectively. For further details on Assets held for sale, refer to note E.4.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

Results from discontinued operations

2022

Revenue	88
Equipment, programming and other direct costs	(26)
Operating expenses	(27)
Other expenses linked to the disposal of discontinued operations	(11)
Depreciation and amortization	(21)
Other operating income (expenses), net	4
Gain/(loss) on disposal of discontinued operations	120
Operating profit (loss)	127
Interest income (expense), net	(12)
Other non-operating (expenses) income, net	—
Profit (loss) before taxes	116
Tax expense	(3)
Net profit/(loss) from discontinued operations	113

Cash flows from discontinued operations

2022

Cash from operating activities, net	18
Cash from (used in) investing activities, net	(10)
Cash from (used in) financing activities, net	(9)
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
Revenue from operating lease of tower space is recognized on a straight-line basis over the term of the underlying lease contracts. For Finance leases, interest income and the amortization of the lease receivable, equivalent to the net investment in the lease, are recognized over the lease term.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Revenue from contracts with customers from continuing operations:

		2024	2023	2022
$ millions	Timing of revenue recognition	Group	Group	Group
Mobile	Over time	3,119	2,949	2,916
Mobile Financial Services	Point in time	39	44	40
Fixed and other services	Over time	2,175	2,192	2,145
Other	Over time	84	65	69
Service Revenue		5,417	5,250	5,171
Telephone and equipment	Point in time	387	411	454
Revenue from contracts with customers		5,804	5,661	5,624

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
•Depreciation and amortization, which are further detailed in Notes E.1.3.. ‘Movements in intangible assets’, E.2.2. ‘Movements in tangible assets’ and E.3. ‘Right of use assets’.
•‘Other operating income (expenses), net’, also further detailed below.
Equipment, programming and other direct costs

	2024	2023	2022
	(US$ millions)
Cost of telephone, equipment and other accessories	(358)	(386)	(425)
TV Content and data costs	(290)	(349)	(361)
Voice airtime and transmission costs	(209)	(234)	(261)
Bad debt and obsolescence cost	(143)	(141)	(124)
Call center costs	(76)	(72)	(84)
Transmission and other costs	(18)	(19)	(17)
Other costs	(326)	(306)	(234)
Equipment, programming and other direct costs	(1,420)	(1,507)	(1,506)

Operating expenses
Operating expenses incurred by the Group can be summarized as follows.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	(US$ millions)
Marketing expenses	(525)	(536)	(570)
Site and network maintenance costs	(325)	(322)	(310)
Employee related costs (B.4.)	(553)	(614)	(494)
External and other services	(262)	(281)	(251)
Other operating expenses	(250)	(290)	(266)
Operating expenses, net	(1,915)	(2,043)	(1,890)

Other operating income (expenses), net
The other operating income and expenses incurred by the Group can be summarized as follows:

	Notes	2024	2023	2022
		(US$ millions)
Impairment of intangible assets and property, plant and equipment	E.1., E.2.	(12)	(3)	(7)
Gain on the formation of a joint operation	A.2.	28	—	—
Gain (loss) on disposals of intangible assets and property, plant and equipment	E.2. E.4.2.	23	6	1
Reverse earn-out in respect of Zantel's acquisition		—	—	2
Gain (loss) on disposal of equity investments		5	—	—
Other income (expenses) (i)		10	8	2
Other operating income (expenses), net		54	10	(2)
(i) In 2024 other income is mainly attributed to contract lease modifications in Paraguay and Guatemala for $8 million in total (in 2023 is mainly attributed to contract lease modification in Colombia for $2 million and social obligation spectrum liability derecognition in Paraguay for $3 million.)

B.2.1. Accounting for equipment, programming and other direct costs and operating expenses
Equipment, programming and other direct costs
Equipment, programming and other direct costs are recorded on an accrual basis.
Incremental costs of obtaining a contract with customers
Incremental costs of obtaining a contract with customers, including dealer commissions, are capitalized as Contract Costs in the statement of financial position and amortized in operating expenses over the expected benefit period, which is based on the average duration of contracts with customer (see practical expedient in note B.1.1.).

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
B.3. Segmental information
As further detailed in the Introduction note, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica.
During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. Following these organizational changes, and considering the information being reviewed by the 'Chief Operating Decision Maker' ("CODM") to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation.
During the third quarter of 2024, Millicom announced several organizational changes aimed at strengthening its connection with each country. With the appointment of a new Chief Executive Officer (CEO), the Group has streamlined its structure, ensuring that all General Managers of operations and Group Leadership team members report directly to him. The Chief Executive Officer (CEO) together with the Group Chief Financial Officer (CFO) and the Chief Technology & Information Officer (CTIO) form the ‘Chief Operating Decision Maker’ (“CODM”).
Millicom´s CODM assesses performance and allocates resources, based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.
Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Compensation and Talent Committee also employs service revenue and EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and EBITDA to profit before taxes is provided below.
Capital expenditures are reconciled with notes E.1. and E.2..
Revenue, Service revenue, EBITDA, capital expenditures and other segment information for the years ended December 31, 2024, 2023 and 2022, are shown on the below:

December 31, 2024	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,391	1,342	700	607	584	540	858	6,022	(605)	5,417
Telephone and equipment revenue	212	39	56	6	34	18	56	420	(34)	387
Revenue	1,603	1,380	756	613	617	559	914	6,442	(638)	5,804
Inter-segment revenue	9	2	2	1	4	4	8	29	n/a	n/a
Revenue from external customers	1,594	1,379	753	613	613	555	906	6,413	n/a	n/a
EBITDA(ii)	867	525	354	266	302	267	391	2,972	(504)	2,469
Capital expenditures (iii)	175	144	96	73	75	72	132	766	(89)	677
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
(ii)    EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.
(iii)    Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions can be reconciled with notes E.1.3.. and E.2.2.for amounts of $98 million and 579 million respectively (2023: $116 million and $693 million, respectively).
(iv)    Includes intercompany eliminations, unallocated items and Honduras as a joint venture.
(v)    Includes our operations in El Salvador, Nicaragua and Costa Rica.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

December 31, 2023	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,339	1,268	669	601	572	544	847	5,842	(591)	5,250
Telephone and equipment revenue	225	45	50	11	39	24	55	450	(39)	411
Revenue	1,564	1,313	719	613	612	568	902	6,292	(631)	5,661
Inter-segment revenue	8	3	2	—	5	3	7	28	n/a	n/a
Revenue from external customers	1,556	1,311	717	613	607	565	895	6,264	n/a	n/a
EBITDA(ii)	807	420	296	224	272	236	352	2,609	(498)	2,111
Capital expenditures (iii)	183	161	100	92	103	97	148	883	(73)	809

December 31, 2022	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,373	1,253	624	608	549	530	801	5,739	(568)	5,171
Telephone and equipment revenue (i)	245	83	27	13	37	26	60	491	(37)	454
Revenue	1,618	1,335	651	621	586	556	861	6,230	(605)	5,624
Inter-segment revenue	8	4	2	—	4	2	7	28	n/a	n/a
Revenue from external customers(ii)	1,611	1,331	649	621	582	554	854	6,202	n/a	n/a
EBITDA(ii)	857	404	298	242	262	245	330	2,638	(409)	2,228
Capital expenditures (iii)	197	277	106	124	78	107	138	1,028	(55)	973
Reconciliation of EBITDA for reportable segments to the Group Profit before taxes:

(US$ millions)	2024	2023	2022
EBITDA for reportable segments	2,972	2,609	2,638
Depreciation	(916)	(978)	(999)
Amortization	(319)	(360)	(345)
Share of profit in joint venture	54	42	32
Other operating income (expenses), net	54	10	(2)
Interest and other financial expenses	(716)	(712)	(617)
Interest and other financial income	46	28	18
Other non-operating (expenses) income, net	(119)	36	(78)
Profit (loss) from other joint ventures and associates, net	—	(3)	—
Honduras as joint venture	(302)	(272)	(262)
Unallocated expenses and other reconciling items (i)	(202)	(225)	(148)
Profit before taxes from continuing operations	552	175	238
(i) The unallocated expenses are primarily related to centrally managed costs.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
B.4. People
Number of permanent employees

	2024	2023	2022
Subsidiaries (i)	13,456	15,742	18,534
Honduras joint venture	729	785	912
Total	14,185	16,527	19,446
(i)    Emtelco (subsidiary of UNE EPM Telecomunicaciones S.A.) headcount are excluded from this disclosure and any internal reporting because their costs are classified as direct costs and not employee related costs.

	Notes	2024	2023	2022
		(US$ millions)
Wages and salaries		(421)	(463)	(372)
Social security		(63)	(73)	(69)
Share based compensation	B.4.1.	(50)	(52)	(29)
Pension and other long-term benefit costs	B.4.2.	(3)	(3)	(2)
Other employees related costs		(17)	(24)	(22)
Total		(553)	(614)	(494)
Restructuring Costs
During 2024 and 2023, Millicom carried out cost reduction projects, with a focus on efficiency improvements; the Group recorded in 2024 $115 million of the above mentioned as severance costs (2023: $87 million), of which $94 million are presented as "Wages and salaries" (2023: $78 million) and $21 million as "Share based compensation" (2023: $9 million).
On September 19, 2024, Millicom announced that Mauricio Ramos stepped down from his roles as Director and Executive Chairman of the Board. A separation agreement was signed; this agreement provided for the immediate vesting of all unvested share plans, modified on September 30, 2024, to be paid in cash, with the entire amount of the separation agreement paid in 2024. In line with IFRS 2, shares acceleration component are treated as an early settlement and recognized immediately as employee related costs in the Statement of Income and as share-based compensation in the Statement of Changes in Equity. The portion associated with the shares cancellation was reflected in the Statement of Changes in Equity and in the Statement of Cash Flows.
B.4.1. Share-based compensation
1.Equity-settled
Millicom shares granted to management and key employees includes share-based compensation in the form of long-term share incentive plans. Since 2016, Millicom has two types of annual plans: a Deferred Share Plan (DSP) and a Performance Share Plan (PSP). The different plans are further detailed below.
Cost of share-based compensation

	2024	2023	2022
	(US$ millions)
2020 incentive plans	—	—	(3)
2021 incentive plans	—	(10)	(11)
2022 incentive plans	(5)	(10)	(15)
2023 incentive plans	(23)	(32)	—
2024 incentive plans	(22)	—	—
Total share based compensation	(50)	(52)	(29)
Deferred Share Plan
Shares vest at a rate of 30% on the first three-months of each of year one and two, and the remaining 40% on the first three-months of year three. Vesting is conditional upon the participant remaining employed with Millicom at each vesting date. The cost of this long-term incentive plan, which is not conditional on performance conditions, is calculated as follows: Fair value (share price) of Millicom’s shares at grant date x number of shares expected to vest.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Performance Share Plan
Shares granted under these PSPs vest at the end of the three-year period, subject to performance conditions.
The Operating Cash Flow after Leases (“OCFaL”) and Service Revenue peformance conditions are based on the achievement of the OCFaL/Service Revenue targets measured on a 3-year actual cumulative achievement against the 3-year cumulative targets.The Relative TSR is measured over the 10 trading days before / after December 31 of the last year of the corresponding three-year measurement period. The 2024 PSP ESG metric is based on Carbon Emissions reduction targets; while the 2023 PSP ESG metric is based on five ESG metrics: 1. Female % of Total Employees ; 2. Female % of Leadership; 3. Progress toward established SBTi targets; 4. Women and girls trained as part of our Conectadas Program; 5. Teachers trained as part of our Maestr@sConectad@s program.
Performance Share Plan (for plans issued from 2024)
Shares granted under this 2024 PSP generally follow the same rules as for the ones of previous years.
The 2024 PSP plan is divided in three equity vehicles: 60% based on Stock Appreciation Rights ("SARs"), 30% based on Restricted Stock Units ("RSUs") and 10% based on Performance shares based on achievement of the ESG performance measure between 2024 and 2026. SARs are calculated based on Black-Scholes valuation of the stock price at fair market value of the grant and will vest in number of units. The participant will have the eligibility to exercise these units during the seven-year period following the vesting date.
Performance Share Plan (for plans issued from 2021 up to 2023)
The 2023 and 2022 plans are based on the following metrics: OCFaL (50%); Service Revenue (30%); Relative Total Shareholder Return (“Relative TSR”) (2023: 10%, 2022: 20%). The 2023 PSP has an Environmental, Social and Governance metric ("ESG") (10%), The 2021 PSP is 35% based on RSUs; 30% on OCFaL; 15% based on Service Revenue and 20% on Relative TSR.

Assumptions and fair value of the shares under the TSR and SAR portion(s)
For the PSPs, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Share fair value (in US$)
Performance Share Plan 2023 (Relative TSR)	4.66	—	52.88	2.82	31.13
Performance Share Plan 2022 (Relative TSR)	2.01	—	47.94	2.80	29.12
Performance Share Plan 2021 (Relative TSR)	0.29	1.28	46.28	2.82	52.99
(i) Historical volatility retained was determined on the basis of a three-year historic average.
For the PSPs, and in order to calculate the fair value of the SAR portion of the plan, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Unit fair value (in US$)
Performance share plan 2024 (SAR)	4.31	—	38.20	6.50	9.35
The cost of the long-term incentive plans which are conditional on market conditions is calculated as follows: Fair value (market value) of shares / SAR units at grant date (as calculated above) x number of shares / SAR units expected to vest.
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
No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition (such as the Relative TSR and SAR). These are treated as vested, regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Plan awards and shares expected to vest

	2024		2023		2022		2021
	PSP (iii)	DSP	PSP	DSP	PSP	DSP	PSP	DSP
	(number of shares)
Shares granted (i)	695,936	1,139,838	818,842	2,375,143	306,641	913,450	451,363	542,714
Effect of the Right Offering (ii)	—	—	—	—	83,926	227,947	115,575	93,375
Revision for forfeitures	—	(45,121)	(233,398)	(143,340)	(68,520)	(83,910)	(63,796)	(46,358)
Shares cancelled in 2024	(438,396)	(229,963)	(308,172)	(244,537)	(144,108)	(33,305)	—	—
Total before issuances	257,540	864,754	277,272	1,987,266	177,939	1,024,182	503,142	589,731
Shares issued in 2021	—	—	—	—	—	—	(1,121)	(5,760)
Shares issued in 2022	—	—	—	—	—	(13,957)	(2,071)	(160,596)
Shares issued in 2023	—	—	(31,124)	(354,331)	(29,885)	(476,256)	(120,419)	(234,157)
Shares issued in 2024	—	(135,092)	(66,519)	(824,237)	(49,245)	(312,725)	(352,286)	(189,218)
Performance conditions not met	—	—	—	—	—	—	(27,245)	—
Shares still expected to vest	257,540	729,662	179,629	808,698	98,809	221,244	—	—
Estimated cost over the vesting period (US$ millions)	7	21	15	42	9	21	—	—
(i)    Additional shares granted represent grants made for new joiners and/or as per CEO contractual arrangements.
(ii)     In 2022, as per plan rules, additional shares have been granted to all participants for unvested plans as a result of the effect of the right offering (see note C.1. ).
(iii) 2024 Performance share plan is including a portion of 186,409 share appreciation right units.
2.Cash-settled
Market Stock Units
A plan based on Market Stock Units (" MSU") was awarded in 2021 as a one-time retention plan (as a consequence of the impact of COVID-19 on the Group's business) to a selected group of executives. The MSU was a performance-based scheme where the outcome was dependent on the share price at the time of vesting. The number of MSUs granted to each participant was determined on the basis of a share price at inception of $33.83 for Tranche 2022 and $36.90 for Tranche 2023 (targets consider that Millicom share price at grant date - $30.75 - would appreciate 10% for Tranche 2022 and 20% for tranche 2023 from the grant price). The aforementioned share prices and number of units granted have been amended as a result of the effect of the right offering (see note C.1. ). At the vesting date, the value of the MSU were determined by the 30-trading day average share price ended on September 30, 2022 for Tranche 2022, and the 30-trading day average share price ended on June 30, 2023 for Tranche 2023. For each Tranche, the payment was made in cash 12 months after those dates, provided the participant was still employed (subject to limited allowances for good leavers). For every participant, payment was capped at 150% of their Target MSU Award Value set up for each Tranche. Participants of the MSU plan were required to forfeit their awards under the LTI plans 2019 and 2020 in respect of the Financial targets (Service Revenue and Operating Cash flow growths), provided that the TSR component will continue to be active for these schemes. During 2024, Tranche 2023 was paid out to participants for a total cash amount of $1.74 million. (2023: Tranche 2022 was paid out to for $1.15 million).
The MSU was a cash-settled share-based payment plan and Millicom measured the services acquired over the relevant service period and the liability incurred at the fair value of the liability. Until the liability was settled, Millicom was required to remeasure the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in value recognised in the statement of income.
As of December 31, 2024 and 2023, the fair value of the liability amounts to nil and $1 million, respectively, and was determined by using Millicom's share price (using a Black-Scholes model would not result in material differences). The related cost for the years ended December 31, 2024 and 2023, amounted to an expense of $0.6 million and of $1 million, respectively.

B.4.2. Pension and other long-term employee benefit plans
Pension plans
The pension plans apply to employees who meet certain criteria (including years of service, age and participation in collective agreements).

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Pension and other similar employee related obligations can result from either defined contribution plans or defined benefit plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity and no further payment obligations exist once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in future payments is available.
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
At December 31, 2024, the defined benefit obligation liability amounting to $44 million (2023: $51 million), decreased mainly related to currency translation effect ($7 million). Payments expected in the plans in future years totals $82 million (2023: $100 million). The average duration of the defined benefit obligation at December 31, 2024 is 4 years (2023: 4 years). The termination plans apply to employees that joined UNE prior to December 30, 1996. The level of payments depends on the number of years in which the employee has worked before retirement or termination of their contract with UNE.
Except for the UNE pension plan described above, there are no other material defined benefits plans in the Group.

B.4.3. Directors and executive management
The remuneration of the members of the Board of Directors comprises an annual fee and shares. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at their Annual General Meeting (AGM).
Remuneration charge for the non-executive Directors of the Board (gross of withholding tax)

	2024	2023	2022
	(US$ ’000)
Chairperson	—	315	315
Other non-executive directors of the Board	1,300	1,360	1,408
Total (i)	1,300	1,675	1,723

Shares beneficially owned by the non-executive Directors

	2024	2023
	(number of shares)
Chairperson	—	—
Other non-executive directors of the Board	47,473	94,718
Total (i)	47,473	94,718
(i)Cash compensation is denominated in USD. Share based compensation is based on the market value of Millicom shares on the corresponding AGM date (2024: in total 39,606 shares; 2023: in total 42,141 shares; 2022: in total 41,167 shares. Net remuneration comprised 58% in shares and 42% in cash (SEK) (2023: 75% in shares and 25% in cash; 2022: 73% in shares and 27% in cash).

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
The remuneration of the Chief Executive Officer (CEO) and the members supporting the CEO in the day-to-day operation and management of the Group within their specific areas of expertise (Group Leadership team) of Millicom comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. Bonus and share based compensation plans (see note B.4.1.) are based on actual and future performance. Share based compensation is granted once a year by the Compensation and Talent Committee of the Board. If the employment of Millicom’s senior executives is terminated, severance of up to 12 months’ salary is potentially payable.
The annual base salary and other benefits of the Group Leadership team are proposed by the Compensation and Talent Committee and approved by the Board.
Remuneration charge for the Group Leadership Team

	Group Leadership Team (i)	Group Leadership Team (ii)	Group Leadership Team (iii)
	2024	2023	2022
Base salary	5,040	4,903	5,278
Bonus	13,230	3,267	4,236
Pension	1,042	1,194	1,181
Other benefits	635	529	501
MSU (amount earned)	1,169	—	615
Termination benefits	4,940	804	877
Total before share based compensation	26,056	10,696	12,688
Share based compensation(ii)	16,277	21,663	12,069
Total	42,332	32,359	24,757

(i) For 2024, it includes the compensation paid to the CEO role (for Mr. Mauricio Ramos with Mr Marcelo Benitez assuming the CEO role effective on June 1, 2024) and the CFO role (for Mr. Sheldon Bruha and Mr. Bart Vanhaeren assuming the CFO role effective April 15.2024)~~.~~
(ii) For 2023, it includes compensation paid to Mr. Maxime Lombardini (who joint the Group in September 2023) to Mr. Esteban Iriarte, former Chief Operating Officer (departed in May, 2023) and Ms Susy Bobenrieth (departed in December, 2023). For further details see also 'Restructuring Costs', part of this B.4 note.
(iii) For 2022, it includes compensation paid to Mr. Esteban Iriarte, former Chief Operating Officer (departed in May, 2023), Ms Susy Bobenrieth (departed in December, 2023) and Mr. Tim Pennington paid via payroll until November 30, 2022 and the remaining 4-month period paid as a one-time payment on December 22, 2022.

Share ownership and unvested share awards granted from Company equity plans to the Group Leadership team

In number of shares (i)	Group Leadership team
2024
Share ownership (vested from equity plans and otherwise acquired)	270,850
Share awards not vested (i)	474,225
2023
Share ownership (vested from equity plans and otherwise acquired)	719,642
Share awards not vested	1,573,187
(i) 2024 Performance share plan awards is including a portion of share appreciation right units.For further details see also 'Restructuring Costs', part of this B.4. note.

B.5. Other non-operating (expenses) income, net
Other non-operating items mainly comprise changes in fair value of derivatives and the impact of foreign exchange fluctuations on the results of the Group.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		(US$ millions)
Change in fair value of derivatives	C.7.2.	9	4	12
Change in fair value in investment in Milvik (i)		—	—	(6)
Change in value of call option asset and put option liability	C.7.4.	—	(2)	(1)
Exchange gains (losses), net		(43)	31	(84)
Other and litigation costs (ii)		(85)	3	1
Total other non-operating (expenses) income, net		(119)	36	(78)
(i) (Milvik) Please see note A.3.
(ii) Please see note G.3.1.

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

B.6. Taxation
B.6.1. Income tax expense
Tax mainly comprises income taxes of subsidiaries and withholding taxes (on intra-group dividends, management fees and royalties for use of Millicom trademarks and brands). Millicom operations are in jurisdictions with income tax rates of 10% to 35% levied on either revenue or profit before income tax (2023: 10% to 35%; 2022: 10% to 35%). Income tax relating to items recognized directly in equity is also recognized in equity.
Income tax charge

	2024	2023	2022
	(US$ millions)
Income tax (charge) credit
Withholding tax	(75)	(81)	(70)
Other income tax relating to the current year	(203)	(170)	(165)
Adjustments in respect of prior years	(6)	(10)	(39)
Total	(284)	(261)	(274)
Deferred tax (charge) credit
Origination and reversal of temporary differences	(3)	44	168
Effect of change in tax rates	1	1	—

Tax income (expense) before valuation allowances	(2)	45	168
(Increase)/decrease in unrecognised deferred tax assets and impairment (i)	3	(209)	(114)
Total	1	(164)	54
Adjustments in respect of prior years	2	1	(2)
	3	(163)	52
Tax (charge) credit on continuing operations	(281)	(424)	(222)
Tax (charge) credit on discontinuing operations	—	—	(3)
Tax expense	(281)	(424)	(225)
(i) In 2023 and 20222, it mainly relates to the impairment of tax credits and deferred tax assets, resulting from the application of IAS12.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Reconciliation between the tax expense and tax at the weighted average statutory tax rate is as follows:
Income tax calculation

	2024			2023			2022
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(US$ millions)
Profit before tax	552	(3)	549	175	4	179	238	116	354
Tax at the weighted average statutory rate	(139)	1	(138)	(27)	(1)	(28)	(47)	(27)	(74)
Effect of:
Items taxed at a different rate	29	—	29	10	—	10	37	—	37
Change in tax rates on deferred tax balances	1	—	1	1	—	1	—	—	—
Expenditure not deductible and income not taxable	(92)	(1)	(93)	(121)	1	(120)	1	26	27
Unrelieved withholding tax	(74)	—	(74)	(80)	—	(80)	(68)	—	(68)
Accounting for associates and joint ventures	16	—	16	13	—	13	9	—	9
Movement in deferred tax on unremitted earnings	(21)	—	(21)	(2)	—	(2)	1	—	1
Unrecognized / recognized of previously unrecognized deferred tax assets	3	—	3	(209)	—	(209)	(114)	(2)	(116)
Adjustments in respect of prior years	(4)	—	(4)	(9)	—	(9)	(41)	—	(41)
Tax expense	(281)	—	(281)	(424)	—	(424)	(222)	(3)	(225)
Weighted average statutory tax rate	25.2%		25.1%	15.4%		15.6%	19.7%		20.9%
Effective tax rate	50.9%		51.2%	242.3%		236.9%	93.3%		63.6%
Tax expense decreases from December 31, 2023, is mainly due to the impairment of tax credits and deferred tax assets in Colombia in 2023, resulting from the application of IAS12 over their recognition partially offset by higher profitability.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
Deferred tax

	Fixed assets	Unused tax losses	Unremitted earnings	Other	Offset	Total
	(US$ millions)
Balance at December 31, 2022	(44)	22	(25)	103	—	56
Deferred tax assets	109	22	—	104	(31)	204
Deferred tax liabilities	(153)	—	(25)	(1)	31	(148)
Balance at December 31, 2022	(44)	22	(25)	103	—	56
(Charge)/credit to income statement	(92)	(24)	(2)	(47)	—	(165)
Charge to Other Comprehensive Income	—	—	—	(1)	—	(1)
Reclassification from other accounts (i)	96	—	—	—	—	96
Exchange differences	7	2	1	4	—	14
Balance at December 31, 2023	(33)	—	(26)	60	—	1
Deferred tax assets	88	—	—	64	(11)	141
Deferred tax liabilities	(121)	—	(26)	(4)	11	(140)
Balance at December 31, 2023	(33)	—	(26)	60	—	1
(Charge)/credit to income statement	10	—	(21)	14	—	3
Charge to Other Comprehensive Income	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
Balance at December 31, 2024	(23)	—	(47)	74	—	4
Deferred tax assets	92		—	86	(25)	153
Deferred tax liabilities	(115)		(47)	(12)	25	(149)
Balance at December 31, 2024	(23)	—	(47)	74	—	4
(i) Reclassification of certain tax credits from current tax assets to deferred tax assets in Colombia, resulting from the application of IAS12.

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Fixed assets	Unused tax losses	Other	Total
	(US$ millions)
At December 31, 2024	112	5,705	170	5,987
At December 31, 2023	122	5,623	518	6,263

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Unrecognized tax losses carryforward related to continuing operations expire as follows:

	2024	2023
	(US$ millions)
Expiry:
Within one year	1	1
Within one to five years	25	15
After five years	1,715	1,612
No expiry	3,964	3,995
Total	5,705	5,623
The Group has unrecognized tax losses in the following jurisdictions:

	2024	2023
Jurisdiction:	(US$ millions)
Luxembourg	5,283	5,108
Colombia	379	479
Sweden	15	16
Panama	22	12
The Netherlands	3	3
Bolivia	3	3
Curacao	1	1
United Kingdom	1	1
Unrecognized tax losses	5,705	5,623
The aforementioned tax losses have not been recognized due to the remote possibility of utilizing all or portion of the total amount available in application of IAS 12.
With effect from 2017, Luxembourg tax losses incurred may be carried forward for a maximum of 17 years. Losses incurred before 2017 may be carried forward without limitation of time.
MICSA is the head of a fiscal unity in Luxembourg, which has an estimated amount of unrecognized tax losses as of December 31, 2024 of $4.8 billion. Per Luxembourg tax law, approximately $1.4 billion expire 17 years after generation, approximately $3.4 billion do not expire.
At December 31, 2024, Millicom had $803 million of unremitted earnings of Millicom operating subsidiaries for which no deferred tax liabilities were recognized (2023: $672 million; 2022: $640 million). Except for intragroup dividends to be paid out of 2024 profits in 2025 for which deferred tax of $44 million (2023: $26 million; 2022 $25 million) has been provided, it is anticipated that intra-group dividends paid in future periods will be made out of profits of future periods.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Net profit/(loss) used in the earnings (loss) per share computation

	2024	2023	2022
	(US$ millions)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	256	(86)	64
Net profit (loss) attributable to equity holders from discontinued operations	(3)	4	113
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	253	(82)	177

in thousands
Weighted average number of ordinary shares for basic earnings per share	171,313	171,397	139,049
Effect of dilutive share-based compensation plans	1,247	—	640
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	172,560	171,397	139,690

	(U.S. dollars)
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	1.49	(0.50)	0.46
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	(0.02)	0.02	0.81
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.47	(0.48)	1.27
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	1.48	(0.50)	0.46
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	(0.02)	0.02	0.81
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.46	(0.48)	1.27
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Share capital, share premium

	2024	2023
Authorized and registered share capital (number of shares)	200,000,000	200,000,000
Subscribed and fully paid up share capital (number of shares)	172,096,305	172,096,305
Par value per share	1.50	1.50
Share capital (US$ millions)	258	258
Share premium (US$ millions)	1,064	1,076
Total (US$ millions)	1,322	1,334
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
Other equity reserves

	Legal reserve	Equity settled transaction reserve	Hedge reserve	Currency translation reserve	Pension obligation reserve	Total
	(US$ millions)
As of January 1,2022	16	43	(3)	(646)	(3)	(593)
Share based compensation	—	25	—	—	—	25
Issuance of shares with respect to LTIPs	—	(17)	—	—	—	(17)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	8	—	1	9
Currency translation movement	—	—	0	20	—	20
As of December 31, 2022	16	51	5	(626)	(4)	(559)
Share based compensation	—	50	—	—	—	50
Issuance of shares with respect to LTIPs	—	(40)	—	—	—	(40)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Transfer to legal reserves	2	—	—	—	—	2
Cash flow hedge reserve movement	—	—	(7)	—	—	(7)
Currency translation movement	—	—	—	56	—	56
As of December 31, 2023	18	61	(2)	(571)	(6)	(500)
Share based compensation	—	49	—	—	—	49
Share based cancellation		(35)				(35)
Issuance of shares with respect to LTIPs	—	(50)	—	—	—	(50)
Remeasurements of post-employment benefit obligations	—	—	—	—	1	1
Transfer to legal reserves	8	—	—	—	—	8
Cash flow hedge reserve movement	—	—	(2)	—	—	(2)
Currency translation movement	—	—	—	(2)	—	(2)
As of December 31, 2024	26	24	(4)	(573)	(5)	(531)

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

C.1.1. Legal reserve
If Millicom International Cellular S.A. reports an annual net profit on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. In 2024, the AGM approved an allocation of the 2023 results to the legal reserve for an amount of $7.6 million in 2023, the AGM approved an allocation to the legal reserve for an amount of $1.9 million.

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

C.2. Dividend distributions
On November 29, 2024, Millicom' Board has approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR), i.e. approximately $172 million paid on January 10, 2025. No dividend distributions were made in 2023 and 2022 as the Group pivoted its shareholder's remuneration strategy to share buybacks.
In addition, the ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. At December 31, 2024, $562 million (December 31, 2023: $491 million; December 31, 2022: $472 million) of Millicom’s retained profits represent statutory reserves that are unavailable to be distributed to owners of the Company.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
C.3. Debt and financing
Debt and financing by type (i)

	Note	2024	2023
		(US$ millions)
Debt and financing due after more than one year
Bonds	C.3.1.	4,418	4,638
Bank and Development Financial Institution	C.3.2.	1,253	1,832
Other financing			38
Total non-current financing		5,671	6,508
Less: portion payable within one year		(138)	(32)
Total non-current financing due after more than one year		5,533	6,476
Debt and financing due within one year
Bonds	C.3.1.	43	111
Bank and Development Financial Institution	C.3.2.	68	59
Other financing (ii)		33	18
Total current debt and financing		144	188
Add: portion of non-current debt payable within one year		138	32
Total		282	221
Total debt and financing		5,815	6,697
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

Debt and financing by location

	2024	2023
	(US$ millions)
Millicom International Cellular S.A. (Luxembourg)	2,401	2,388
Guatemala	1,233	1,463
Colombia	554	713
Paraguay	524	665
Bolivia	153	246
Panama	734	759
Costa Rica	146	142
El Salvador	71	174
Nicaragua	—	148
Total debt and financing	5,815	6,697
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
C.3.1. Bond financing
Bond financing

	Note	Country	Maturity	Interest Rate %	2024	2023
					(US$ millions)
SEK Variable Rate Notes	1	Luxembourg	2027	STIBOR (i) +3.000%	202	222
USD 7.375% Senior Notes	2	Luxembourg	2032	7.375%	445	—
USD 4.500% Senior Notes	3	Luxembourg	2031	4.500%	752	766
USD 6.625% Senior Notes	4	Luxembourg	2026	6.625%	—	147
USD 6.250% Senior Notes	5	Luxembourg	2029	6.250%	613	671
USD5.125% Senior Notes	6	Luxembourg	2028	5.125%	358	446
USD 5.875% Senior Notes	7	Paraguay	2027	5.875%	291	507
PYG 8.750% Notes	7	Paraguay	2024	8.750%	—	16
PYG 9.250% Notes	7	Paraguay	2026	9.250%	6	7
PYG 10.000% Notes	7	Paraguay	2029	10.000%	8	9
PYG 9.250% Notes	7	Paraguay	2026	9.250%	1	1
PYG 10.000% Notes	7	Paraguay	2029	10.000%	3	3
PYG 9.250% Notes	7	Paraguay	2027	9.250%	2	2
PYG 10.000% Notes	7	Paraguay	2030	10.000%	3	3
PYG 6.000% Notes	7	Paraguay	2026	6.000%	13	13
PYG 6.700% Notes	7	Paraguay	2028	6.700%	18	20
PYG 7.500% Notes	7	Paraguay	2031	7.500%	20	22
PYG 7.800% Notes	7	Paraguay	2027	7.800%	13	—
PYG 8.170% Notes	7	Paraguay	2032	8.170%	47	—
BOB 5.800% Notes	8	Bolivia	2026	5.800%	25	29
BOB 3.950% Notes	8	Bolivia	2024	3.950%	—	7
BOB 4.600% Notes	8	Bolivia	2024	4.600%	—	20
BOB 4.300% Notes	8	Bolivia	2029	4.300%	10	13
BOB 4.700% Notes	8	Bolivia	2024	4.700%	—	10
BOB 5.300% Notes	8	Bolivia	2026	5.300%	4	6
BOB 5.000% Notes	8	Bolivia	2026	5.000%	36	42
BOB 6.000% Notes	8	Bolivia	2028	6.000%	54	57
UNE Bond 3 (tranche A)	9	Colombia	2024	9.350%	—	42
UNE Bond 3 (tranche B)	9	Colombia	2026	CPI (ii) +4.150%	58	66
UNE Bond 3 (tranche C)	9	Colombia	2036	CPI (ii) +4.890%	29	33
UNE Bond 6.600%	9	Colombia	2030	6.600%	34	39
UNE Bond 4 (tranche A)	9	Colombia	2028	5.560%	26	30
UNE Bond 4 (tranche B)	9	Colombia	2031	CPI (ii) +2.610%	64	74
UNE Bond 4 (tranche C)	9	Colombia	2036	CPI (ii) +3.180%	19	22
UNE Bond 7 (tranche B)	9	Colombia	2026	CPI (ii) +8.100%	2	3
UNE Bond 7 (tranche C)	9	Colombia	2027	CPI (ii) +8.250%	3	4
UNE Bond 8 (tranche A)	9	Colombia	2027	17.000%	13	—
USD 4.500% Senior Notes	10	Panama	2030	4.500%	549	575
USD 5.125% Senior Notes	11	Guatemala	2032	5.125%	737	823
Total bond financing					4,461	4,750
(i)    STIBOR – Swedish Interbank Offered Rate.
(ii)    CPI - Colombian Consumer Price Index

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Luxembourg
(1)    SEK Notes
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
(2) (2032) USD 7.375% Senior Notes
On April 2, 2024, MIC SA completed the issuance of its 7.375% $450 million Senior Notes due 2032 (the “Notes”). Millicom used a portion of the net proceeds from the issuance of the Notes to repay in full certain bank loans with DNB for $200 million, and use the remaining net proceeds for the repayment, redemption, retirement or repurchase of existing indebtedness of Millicom and its subsidiaries and for other general corporate purposes.
(3) (2031) USD 4.500% Senior Notes
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
In November and December 2023, Millicom repurchased some of the 2031 USD 4.500% Senior Notes on the open market for a total amount of $12 million. The difference with their carrying value of $16 million has been recognized as financial income. The corresponding Notes have subsequently been cancelled. During the year ended December 31, 2024, Millicom repurchased and cancelled some of the 2031 USD 4.5%, on the open market for a total nominal amount of approximately $17 million,. The repurchase price discount of approximately $3 million towards the carrying values has been recognized as financial income.
(4)    (2026) USD 6.625% Senior Notes
In October 2018, MIC S.A. issued $500 million aggregate principal amount of 6.625% Senior Notes due 2026. The Notes bore interest at 6.625% p.a., payable semiannually in arrears on each interest payment date. Costs of issuance of $6 million were amortized over the eight-year life of the notes (the effective interest rate is 6.750%).
As aforementioned, $302.1 million of the 6.625% Notes due 2026 were exchanged during 2021 for $307.5 million of newly issued 4.5% Notes due 2031.
On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. This redemption followed Millicom’s announcement dated February 11, 2021. Total consideration was approximately $180 million.On October 28, 2024, Millicom redeemed all of its 2026 USD 6.625% Senior Notes at PAR for a total nominal amount of approximately $148 million.
(5)    (2029) USD 6.250% Senior Notes
In March 2019, MIC S.A. issued $750 million of 6.250% notes due 2029. The notes bear interest at 6.250% p.a., payable semi-annually in arrears. The net proceeds were used to finance, in part, the completed Telefónica CAM Acquisitions. Costs of issuance of $8.2 million are amortized over the ten-year life of the notes (the effective interest rate is 6.360%). On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. See above.
During the year ended December 31, 2024, Millicom repurchased and cancelled some of the 2029 USD 6.250% for $59 million. The repurchase price discount of approximately $1 million towards the carrying values has been recognized as financial income.
(6)    (2028) USD 5.125% Senior Notes
In September 2017, MIC S.A. issued a $500 million, ten-year bond due January 2028, with an interest rate of 5.125%. Costs of issuance of $7 million are amortized over the ten year life of the notes (effective interest rate is 5.240%). On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. See above.
During the year ended December 31, 2024, Millicom repurchased and cancelled some of the 2028 USD 5.125% Senior Notes on the open market for a total nominal amount of approximately $90 million. The repurchase price discount of approximately $4 million towards the carrying values has been recognized as financial income.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Paraguay
(7)    (2027) USD 5.875% Senior Notes and (2024-2032) PYG Notes
In April 2019, Telefónica Celular del Paraguay S.A.E. (Telecel) issued $300 million 5.875% senior notes due 2027. The notes bear interest at 5.875% p.a., payable semi-annually in arrears starting on October 15, 2019. The net proceeds were used to finance the repurchase of the Telecel 6.750% 2022 notes. Costs of issuance of $4 million are amortized over the eight-year life of the notes (the effective interest rate is 6.04%). On January 28, 2020, Telecel issued at a premium $250 million of 5.875% Senior Notes due 2027 (the "New Notes"), representing an additional issuance from the Senior Notes described above. The New Notes are treated as a single class with the initial notes, and were priced at 106.375% for an implied yield to maturity of 4.817%. The corresponding $15 million premium received is amortized over the Senior Notes maturity. On November 4, 2022, Telecel announced a tender offer (early tender consideration for $927.5 for each $1,000 principal amount of notes) to purchase for cash up to $55 million in aggregate principal amount of the Senior Notes. On November 20, 2022, Telecel announced that approximately $47 million in principal amount of the mentioned Notes, have been accepted and settled on November 21, 2022. Total consideration amounted to approximately $44 million with a net financial income impact of $3 million given the Notes were repurchased below their par value.
In May 2020, Telefónica Celular del Paraguay, S.A.E.. completed the acquisition of another Millicom subsidiary in Paraguay - Mobile Cash Paraguay S.A. Effective as of this date, this entiy form part of the borrower's group for the purposes of the $550 million 5.875% Senior Notes due 2027 issued by Telefónica Celular del Paraguay, S.A.E..
During the year ended December 31, 2024, Telefónica Celular del Paraguay, S.A.E. repurchased and cancelled some of its 2027 USD 5.875% Senior Notes for a total nominal amount of approximately $63 million. The repurchase price discount of approximately $1 million with the carrying value has been recognized as a financial income. Additionally, on September 23, 2024, Telefónica Celular del Paraguay, S.A.E. redeemed $150 million of its 2027 USD 5.875% Senior Notes at PAR.
Between June 2019 and February 2020, Telecel registered and completed the issuance of a bond program for PYG 300,000 million (approximately $38 million using December 31, 2024 exchange rate) program on the Paraguayan stock market, launched in different series from 5 years to 10 years. On October 1, 2021, Telecel issued another PYG 400,000 million bond (approximately $51 million using December 31, 2024 exchange rate) in three series with fixed interest rates between 6% to 7.5% and a repayment period from 5 to 10 years. In June 2024, Telefónica Celular del Paraguay, S.A.E. repaid the outstanding 2024 PYG 8.750% Notes (tranche A) (approximately $15 million equivalent in local currency).
On July 11, 2024, Telefónica Celular del Paraguay, S.A.E. issued local bonds for a total amount of PYG 370,000 million (approximately $47 million using December 31, 2024 exchange rate) with a maturity of 8 years and at an interest rate of 8.17%. In December 2024, Telefónica Celular del Paraguay, S.A.E. issued a 7.8% local bond for an amount of PYG 103 billion (approximately $13 million) which is due in December 2027.These issuances are part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million.
Bolivia
(8)    BOB Notes
In August 2016, Telefónica Celular de Bolivia S.A. issued a bond for a total amount of BOB 522 million consisting of two tranches (approximately $50 million and $25 million, respectively). Tranche A matured in June 2024 and bore a fixed interest of 3.950%. Trance B bears fixed interest of 4.300%, and will mature in June 2029,. This bond is listed on the Bolivia Stock Exchange. In June 2024, Tigo Bolivia repaid the outstanding 2024 BOB 3.950% Notes (approximately $9 million equivalent in local currency).
In October 2017, Telefónica Celular de Bolivia S.A placed approximately $80 million of local currency bonds in three tranches (BOB 4.700%, BOB 4.600% and BOB 5.300%. One matured in 2022, other in 2024 and the last one with an outstanding amount of around $4m equivalent in local currency and 5.300% rate will mature in 2026. This bond is listed on the Bolivia Stock Exchange.
In July 2019 Telefónica Celular de Bolivia S.A issued two bonds, one still listed on the Bolivia Stock Exchange for BOB 420 million (approximately $61 million) with a 5.000% coupon maturing on August 2026 with semiannual interest payments The other bond for BOB 280 million matured in August 2024.
In December 2020, Telefónica Celular de Bolivia S.A. issued BOB 345 million (approximately $50 million) senior notes which were priced at 5.800% due in 2026.
In November 2023, Tigo Bolivia issued a 6.00% local bond for an amount of BOB 396.5 million (approximately $57 million using December 31, 2024 exchange rate) which is due in July 2028 to refinance some debt repayments, finance capex and general corporate purposes.
Colombia
(9)    UNE Bonds

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
In May 2016, UNE issued a COP540 billion bond (approximately $122 million using December 31, 2024 exchange rate) consisting of three tranches. Interest rates are either fixed or variable depending on the tranche. Tranche A bore fixed interest at 9.350%, and was repaid in May 2024. Tranche B and C (for approximately $58 million and $29 million, respectively using December 31, 2024 exchange rate) bear variable interest, based on CPI, (respective margins of CPI + 4.150% and CPI + 4.890%),Tranches B and C will mature in May 2026 and May 2036, respectively.
In March 2020, UNE issued local bonds for an amount of COP 150 billion (approximately $34 million using December 31, 2024 exchange rate)) to repay an existing bond for the same value, with a 6.600% fixed rate for 10 years.
On February 16, 2021, UNE issued under the approved local bond program, a COP 485,680 million bond (approximately $110 million using the transaction date exchange rate) with 3 maturities; Series 7 years at 5.56% fixed rate, Series 10 years at CPI plus 2.61% and Series 15 years at CPI plus 3.18% margin.
On January 5, 2023, UNE issued a COP230 billion (approximately $50 million at the time of the transaction) bond consisting of two tranches with three and four and a half-year maturities. Interest rates are variable, based on CPI + a margin, and interest is payable in Colombian peso.
On August 28, 2023, Millicom designated UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements (see note G.6.).
On April 25, 2024, UNE issued a COP 160 billion (approximately $36 million using December 31, 2024 exchange rate) bond consisting of one tranche with a three years maturity. Interest rate is fixed at 17% and payable in Colombian peso. This bond refinanced the Tranche A (for COP 160 billion) of the bond issued in May 2016, repaid in May 2024.
Panama
(10) (2030) USD 4.500% Bonds
In November 2019, Cable Onda (now "Telecomunicaciones Digitales, S.A.") issued $600 million aggregate principal amount of 4.500% senior notes due 2030 payable in U.S. dollars, registered with the Superintendencia del Mercado de Valores de Panamá and listed on the Luxembourg Stock Exchange and on the Panamá Stock Exchange. The Notes bear interest from November 1, 2019 at a rate of 4.500% per annum, payable on January 30, 2020, for the first payment and thereafter semiannually in arrears on each interest payment date. The proceeds were used to fund the Panama Acquisition and to refinance certain local financing. Costs of issuance of $16 million, which include an original issue discount (OID) is amortized over the ten-year life of the notes (the effective interest rate is 4.690%).
In December 2023, "Telecomunicaciones Digitales, S.A." repurchased some of these Senior notes on the open market for a total amount of $13 million. The difference with their carrying value of $16 million has been recognized as a financial income. The corresponding Notes have subsequently been cancelled. During the year ended December 31, 2024, "Telecomunicaciones Digitales, S.A." repurchased and cancelled some of the 2030 USD 4.500% Senior Notes on the open market for a total amount of approximately $27 million. The repurchase price discount of approximately $3 million with the carrying value has been recognized as a financial income.
Guatemala
(11)    (2032) USD 5.125% Senior Notes
On January 27, 2022, the Group's principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of 10-year $900 million Senior Notes with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations back in November 2021.
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
In November and December 2023, Comcel repurchased some of these Senior Notes on the open market for a total amount of $42 million . The difference with their carrying value of $49 million has been recognized as financial income. The corresponding Notes have subsequently been cancelled. During the year ended December 31, 2024, Comcel repurchased and cancelled some of the 2032 USD 5.125% Comcel Senior Notes on the open market for a total nominal amount of approximately $88 million. the repurchase price discount of approximately $9 million towards the carrying value has been recognized as financial income.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

C.3.2. Bank and Development Financial Institution financing

	Note	Country	Maturity range	Interest rate	2024	2023
					(US$ millions)
Fixed rate loans
PYG Long-term loans	1	Paraguay	2025-2029	Fixed	98	63
USD - Long-term loans	2	Panama	2025-2026	Fixed	185	185
BOB Long-term loans	3	Bolivia	2025-2028	Fixed	23	62
GTQ Long-term loans	8	Guatemala	2026-2028	Fixed	444	640
Variable rate loans
USD Long-term loans	4	Costa Rica	2026	Variable	32	32
CRC Long-term loans	4	Costa Rica	2026	Variable	113	110
COP Long-term loans	5	Colombia	2025-2031	Variable	306	331
USD Long-term loans	5	Colombia	2024	Variable	—	50
GTQ Long-term loans	8	Guatemala	2030	Variable	52	—
USD Credit Facility / Senior Unsecured Term Loan Facility	6	El Salvador	2026-2027	Variable	71	174
USD Long-term loans	6	Nicaragua	2027	Variable	—	148
USD Revolving Credit Facility (i)	7	Luxembourg	2027	Variable	(3)	(2)
USD DNB Bilateral	7	Luxembourg	2026	Variable	—	100
Total Bank and Development Financial Institution financing					1,321	1,891
(i) Relates to the amortized costs of the undrawn RCF that the Company entered into in October 2020 - see point 7 below.
Below are some further details on the facilities disclosed in the table above. When applicable, local currency amounts are translated in USD using the exchange rate at the transaction.
1.Paraguay
In July 2018, Telefónica Celular del Paraguay S.A.E. executed a seven-year loan with Regional Bank for PYG 115,000 million (approximately $18 million at the date of the transaction) with a final maturity in 2025.
In January 2019, Telefónica Celular del Paraguay S.A.E. obtained a seven-year loan from BBVA Bank for PYG 177,000 million (approximately $29 million at the date of the transaction) which is due on November, 26, 2025.
In September 2019, Telefónica Celular del Paraguay S.A.E. executed an amended and restated agreement with Banco Continental S.A.E.C.A., to consolidate three existing loans, for a PYG 370,000 million (approximately $57 million at the date of the transaction). The loan has a maturity of 7 years.
In December 2021, Telecel entered into a new fix loan of PYG 50,000 million (approximately $7 million) with GNB to refinance an outstanding bank loan with Banco Itaú. This was repaid in November 2024.
On September 3, 2024, Telefónica Celular del Paraguay, S.A.E. executed a PYG 150 billion (approximately $20 million) loan with Banco GNB Paraguay, S.A.E.C.A. The loan has a maturity of 5 years.
On October 15, 2024, as part of the USD debt restructuring plan, a Millicom subsidiary in Paraguay entered into a new loan of PYG 310,000 million (approximately $40 million) with Banco Itaú. This loan bears fixed interest and will mature in 2029.
2.Panama
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
3.Bolivia
In June 2018, Telefónica Celular de Bolivia S.A. ("Tigo Bolivia") entered into a two tranche loan agreement with Banco BISA S.A for BOB 69.6 million (approximately $10 million) each, with a fixed interest rate. The loans have a term of 7 years.
In November 2019, Tigo Bolivia executed a new loan with Banco de Crédito de Bolivia S.A for Bs. 78 million (approximately $11 million), with semiannual payments and a fixed interest rate. The loan has a term of 4 years.
In October 2021, Tigo Bolivia signed additional credit facilities for a total amount of approximately $26 million with a repayment period between 2.5 and 5 years and bearing fixed interest rate.
In July 2022, Tigo Bolivia signed two new loan agreements for a total amount of approximately $8 million and a repayment period of five years, bearing fixed interest rate.
In February and August 2023, Tigo Bolivia signed a total of seven new bank loan agreements in local currency, all bearing fixed interest rates, for a corresponding total amount of approximately $53 million, and a repayment period between 1 and 5 years. The proceeds were used to refinance certain local financing. Out of these, approximately $20 million were guaranteed by stand-by letters of credit issued by Banco Latinoamericano de Comercio Exterior - Bladex S.A.. These $20m equivalent in local currency were repaid in March 2024.
4.Costa Rica
On October 25, 2021, Millicom Cable Costa Rica S.A. executed a syndicated loan entered into by the Company and Millicom Cable Costa Rica as co-borrowers for an amount of $125 million. This loan has 2 tranches, a USD $33 million tranche with a SOFR+ margin and a local currency tranche at TBP+margin for an amount equivalent to $92 million at the date of the transaction.
5.Colombia
COP
On December 14, 2021, UNE EPM Telecomunicaciones S.A. entered into an ESG Linked agreement with Bancolombia for a COP 450,000 million (approximately $102 million at the December 31, 2024 exchange rate) loan with a variable rate and a maturity of 7 years.
On February 20, 2024, UNE EPM Telecomunicaciones S.A. ("UNE") executed a COP 85 billion (approximately $21 million) working capital loan with Banco Colombia. The loan has a maturity of 1 year.
On April 25, 2024, UNE issued a COP 160 billion (approximately $40 million) bond consisting of one tranche with a three years maturity. Interest rate is fixed at 17% and payable in Colombian peso. This bond refinanced the Tranche A (for COP 160 billion) of the bond issued in May 2016, repaid in May 2024.
USD
On December 20, 2019, the Group's operation in Colombia executed an amendment to the $300 million loan between Colombia Móvil S.A. E.S.P. as borrower and UNE EPM Telecomunicaciones S.A., as guarantor with a consortium of banks to extend the maturity for 5 years and lower the applicable margin. On September and November 2020, Colombia executed 4 new cross currency swaps of $25 million each with Bancolombia, JP Morgan and BBVA to complete $100 million and hedge the exposure of a portion of the $300 million Syndicated Loan Agreement, fixing the exchange and interest rates (see note D.1.2.). On March 26, 2021, $150 million were paid.; on January 21, 2022, an additional $100 million were paid (and consequently on January 19, 2022, the respective cross currency swaps with Bancolombia and JP Morgan for $25 million, each, were terminated, resulting in a gain and cash settlement of $26 million (see note D.1.2.). On December 20, 2024, the remaining $50 million outstanding (covered by cross currency and interest rate swaps) were repaid These resulted in a gain and cash collection of $9 million (see note D.1.2.).
6.El Salvador and Nicaragua
On September 12, 2022, Telefonia Celular de Nicaragua, S.A. ("Nicaragua") and Telemovil entered into a new Credit and Guaranty Agreement with Bank of Nova Scotia as Administrative Agent and Citigroup and Bladex as Joint Lead Arrangers, and with the Company as Guarantor for $225 million Unsecured Term Loan with a 5-year maturity. The allocated portion for Telemovil is $75 million and the allocated portion for Nicaragua is $150 million. The proceeds have been used to partially repay loans with other companies within the Group. The interest rate for this loan is SOFR based plus a margin. On October 16, 2024, a Millicom subsidiary in Nicaragua prepaid the outstanding principal amount of approximately $143 million of the Credit and Guaranty Agreement with Bank of Nova Scotia, originally due in 2027.
7.Luxembourg
In October 2020, MICSA. entered into a 5 year, $600 million ESG-linked revolving credit facility (the "Facility") with a syndicate of 11 commercial banks. This facility was not drawdown so far and could be used for financing of working capital or for general corporate

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022 purposes, if needed. As per amendment No. 2 dated August 22, 2024, the maturity of $565 million of the available $600 million revolving credit facility maturity has been extended by 2 years, now due on October 15, 2027.
As commented in note C.3.1., Millicom used a portion of the net proceeds from the issuance of the 2032 Notes to repay in full certain bank loans with DNB.
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
During the months of April, May and June 2024, Comcel repaid up to $100 million equivalent in local currency from different bank facilities to address maturities and interest charges. In September 2024, Comcel partially repaid up to $52 million of loan facilities equivalent in local currency.
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

C.3.3. Interest and other financial expenses
The Group’s interest and other financial expenses comprised the following:

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	(US$ millions)
Interest expense on bonds and bank financing	(449)	(477)	(434)
Interest expense on leases	(122)	(117)	(124)
Early redemption charges	—	(1)	—
Others	(146)	(117)	(59)
Total interest and other financial expenses	(716)	(712)	(617)

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
Maturity of guarantees

	Bank and financing guarantees (i)		Supplier guarantees
Terms	As at December 31, 2024	As at December 31, 2023	As at December 31, 2024	As at December 31, 2023
	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	12	15	—	1
1-3 years	220	322	—	—
3-5 years	—	169	—	—
Total	232	505	—	1
(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.
Pledged assets
As at December 31, 2024, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $232 million (December 31, 2023: $505 million). At December 31, 2024 there were no pledged deposits (2023: $6 million) by the Group over these debts and financings. The remainder represented primarily guarantees issued by Millicom S.A. to guarantee financings raised by other Group operating entities.

C.3.5. Covenants
Millicom’s financing facilities are subject to a number of covenants including net leverage ratio, debt service coverage ratios, or debt to earnings ratios, among others. In addition, certain of its financings contain restrictions on sale of businesses or significant assets within the businesses. At December 31, 2024, there were no breaches of financial covenants and we do not anticipate any such breaches in the next twelve months after the reporting period.

C.4. Lease liabilities
At December 31, 2024, lease liabilities are presented in the statement of financial position as follows:

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

	December 31, 2024	December 31, 2023
	(US$ millions)
Current	156	189
Non-Current	798	854
Total Lease liabilities	954	1,043

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
The total cash outflow for leases in 2024 was $324 million (2023: $292 million; 2022: $285 million). Lease liabilities split by maturity and future cash outflows are disclosed in note D.5..
At December 31, 2024, the Group has not committed to any material leases which had not yet commenced and has no material lease contracts with variable lease payments.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
Finally, the Group has taken the additional following decisions when adopting the standard:
•Non-lease components are capitalized (IFRS16.15)
•Intangible assets are out of IFRS 16 scope (IFRS16.4)

C.5. Cash and deposits
C.5.1. Cash and cash equivalents

	2024	2023
	(US$ millions)
Cash and cash equivalents in USD	550	531
Cash and cash equivalents in other currencies	149	244
Total cash and cash equivalents	699	775
Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

C.5.2. Restricted cash

	2024	2023
	(US$ millions)
Mobile Financial Services	47	49
Others	10	8
Restricted cash	57	56
Cash held with banks related to MFS which is restricted in use due to local regulations is denoted as restricted cash.
C.5.3. Pledged deposits
Pledged deposits represent contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender. At December 31, 2024, there were nil pledged deposits which are presented as "Other current assets". (2023: $6 million).

C.6. Net debt and net financing obligations
Net debt
'Net debt' is debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

	2024	2023
	(US$ millions)
Gross debt (i)	5,815	6,678
Add (less) derivatives & vendor financing related to debt (note D.1.2.)	59	58
Less:
Cash and cash equivalents	(699)	(775)
Pledged deposits	—	(6)
Net debt	5,174	5,956
(i) Excluding vendor financing of $18 million as of December 31, 2023.

Net financing obligations
'Net financing obligations' is Net debt plus lease liabilities.

	Assets		Liabilities from financing and other activities
	Cash and cash equivalents	Other	Bond and bank debt and financing	Derivatives and Vendor Financing	Lease liabilities	Total
Net financial obligations as at January 1,2023	1,039	—	6,804	34	1,016	6,814
Cash flows	(270)	5	(288)	14	(177)	(185)
Recognition / Remeasurement	—	—	—	—	142	142
Interest accretion	—	—	(1)	—	—	(1)
Foreign exchange movements	6	—	163	10	61	229
Net financial obligations as at December 31, 2023	775	6	6,678	58	1,043	6,999
Cash flows	(68)	(5)	(745)	9	(204)	(867)
Recognition / Remeasurement	—	—	—	—	269	269
Interest accretion	—	—	(6)	—	—	(6)
Foreign exchange movements	(8)	—	(109)	(13)	(51)	(166)
Transfer to/from held for sale (see note E.4)	—	—	—	—	(102)	(102)
Other non-cash movements	—	—	(4)	5	—	1
Net financial obligations as at December 31, 2024	699	—	5,815	59	954	6,128

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group has a policy of writing off the gross carrying amount when the financial asset is not recoverable based on historical experience of recoveries of similar assets. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
For transactions designated and qualifying for hedge accounting, at the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. This is done in reference to the Group Treasury Policy as last updated and approved by the Audit Committee in late 2024. The Group also documents its assessment, both at hedge inception and on an ongoing basis (quarterly), of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

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
Fair values of financial instruments at December 31,

		Carrying value		Fair value
	Note	2024	2023	2024	2023
		(US$ millions)
Financial assets
Derivative financial instruments		—	6	—	6
Other non-current assets		84	84	84	84
Trade receivables, net		390	443	390	443
Amounts due from non-controlling interests, associates and joint venture partners	G.5.	15	12	15	12
Supplier advances for capital expenditures		16	21	16	21
Other current assets		166	190	166	190
Restricted cash	C.5.2.	57	56	57	56
Cash and cash equivalents	C.5.1.	699	775	699	775
Total financial assets		1,426	1,587	1,426	1,587
Current		1,343	1,503	1,343	1,503
Non-current		84	84	84	84
Financial liabilities
Debt and financing (i)	C.3.	5,815	6,678	5,478	6,086
Trade payables		300	390	300	390
Payables and accruals for capital expenditure		305	314	305	314
Derivative financial instruments		59	46	59	46
Put option liability	C.7.4.	—	86	—	86
Amounts due to non-controlling interests, associates and joint venture partners	G.5.	138	74	138	74
Accrued interest and other expenses		421	444	421	444
Other liabilities		568	1,128	568	1,128
Total financial liabilities		7,606	9,161	7,269	8,569
Current		1,732	1,670	1,732	1,689
Non-current		5,875	7,491	5,538	6,881
(i)    Fair values are measured with reference to Level 1 (for listed bonds) or level 2.

C.7.3. Equity investments
As at December 31, 2024 and 2023, Millicom has no material investments in equity instruments.

C.7.4. Call and put options
Put Option - Tigo-UNE
On October 12, 2023, Millicom and its partner, Empresas Públicas de Medellin (EPM), agreed to recapitalize Tigo-UNE, Millicom's 50%-owned operation in Colombia. Each partner contributed COP 300 billion (approximately $74 million at the time of the transaction) to support the continued development of Tigo-UNE's strategy

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
With this agreement, both partners retain their current shareholding in Tigo-UNE. Furthermore they agreed to add in the shareholder's agreement an unconditional put option maturing on September 30, 2024, that, if exercised, would allow EPM to sell to Millicom their entire 50% stake in Tigo-UNE for COP 330 billion. As a result, a put option liability has been recognized in Millicom's statement of financial position, with its counterpart in the Group's equity. This put option expired as of September 30, 2024 as EPM did not exercise it. Consequently, the corresponding liability amounting to $79 million (after its foreign exchange revaluation) as of September 30, 2024 has been extinguished with its counterpart in the Group's equity.

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
Accounting policies for derivatives is further detailed in note C.7. On December 31, 2024 and 2023 fair value of derivatives held by the Group can be summarized as follows:

	2024	2023
	(US$ millions)
Derivatives
Cash flow hedge derivatives	(59)	(40)
Net derivative asset (liability)	(59)	(40)

D.1. Interest rate risk
Debt and financing issued at floating interest rates expose the Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Group to fair value interest rate risk. The Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Group’s policy is to maintain a combination of fixed and floating rate debt with a target that more than 75% of the debt be at fixed rate. The Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while considering market conditions as well as our overall business strategy. At December 31, 2024, approximately 84% of the Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2023: 80%).

D.1.1. Fixed and floating rate debt
Financing at December 31, 2024

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	206	244	410	781	639	2,587	4,867
Floating rate financing	75	213	286	124	44	206	948
Total	281	457	696	905	683	2,793	5,815
Weighted average nominal interest rate	6.67%	6.99%	7.47%	6.39%	6.72%	5.56%	6.22%

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Financing at December 31, 2023

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	190	369	403	582	855	2,912	5,311
Floating rate financing	12	76	433	420	147	279	1,367
Total (i)	202	445	836	1,002	1,002	3,191	6,678
Weighted average nominal interest rate	6.85%	6.81%	7.93%	6.98%	6.75%	5.83%	6.56%
(i) Excluding vendor financing of $18 million, due within one year, as of December 31, 2023
A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2024 would increase or reduce profit before tax from continuing operations for the year by approximately $9 million (2023: $14 million).

D.1.2. Currency and interest rate swap contracts
From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Group Treasury policy. Details of these arrangements are provided below.
MIC S.A. entered into a swap contract in order to hedge the foreign currency risk in relation to the 2027 SEC 2.2 billion senior unsecured sustainability bond (issued in January 2022, corresponding to $252.3 million, using the exchange rate at the time of the issuance of such bond - see note C.3.1.). This swap is accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreement match the cash flows under the SEK bonds. Its maturity date is January 2027. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2024, the fair values of the above swap amount to a liability of $59 million. (December 31, 2023: a liability of $46 million).
The Group's operation in Colombia also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. All swap contracts attached to the 2020 Syndicated loan agreement were terminated in December, 2024, after the repayment of the outstanding amount of the Syndicated loan and were settled against a cash collection of $9 million. The fair value of Colombia swaps amounted to nil as of December 31, 2024 (December 31, 2023: an asset of $6 million).
In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by UNE (refer to note C.3.1.).
As a summary, the net fair value of the derivative financial instruments for the Group, as of December 31, 2024 amounted to a liability of $59 million (December 31, 2023: a liability of $40 million ).
Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.There are no other derivative financial instruments with a significant fair value at December 31, 2024.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
D.2.1. Debt denominated in US dollars and other currencies
Debt denomination at December 31

	2024	2023
	(US$ millions)
Debt denominated in US dollars	3,429	3,859
Debt denominated in currencies of the following countries:
Guatemala	496	640
Colombia	554	694
Bolivia	153	246
Paraguay	233	158
El Salvador(i)	71	174
Panama(i)	734	759
Luxembourg (COP denominated)	33	38
Costa Rica	113	110
Total debt denominated in other currencies	2,386	2,819
Total debt (ii)	5,815	6,678
(i) El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. The Group's local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).
(ii) Excluding vendor financing of $18 million in Colombia, due within one year, as of December 31, 2023.
At December 31, 2024, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $8 million (2023: $25 million). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
The Group manages its liquidity risk through the use of bank loans, bonds, vendor financing, Export Credit Agencies and Development Finance Institutions (DFI) loans. Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding. Millicom has a diversified financing portfolio with commercial banks representing about 20% of its gross financing (2023: 24%), with bonds representing 66% (2023: 61%) and leases representing 14% (2023: 13%).
Maturity profile of net financial liabilities at December 31, 2024

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Outstanding debt and financing	(283)	(2,757)	(2,829)	(5,869)
Outstanding amortized costs undiscounted	1	16	36	54
Lease liability	(156)	(445)	(352)	(954)
Cash and equivalents	699	—	—	699
Derivative financial instruments	—	(59)	—	(59)
Net cash (debt) including derivatives related to debt	262	(3,245)	(3,145)	(6,128)
Future interest commitments related to debt and financing	(352)	(1,830)	(144)	(2,326)
Future interest commitments related to leases	(90)	(253)	(121)	(463)
Trade payables (excluding accruals)	(467)	—	—	(467)
Other financial liabilities (including accruals)	(1,219)	—	—	(1,219)
Trade receivables	390	—	—	390
Other financial assets	171	71	—	242
Net financial liabilities	(1,305)	(5,257)	(3,410)	(9,971)

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Maturity profile of net financial liabilities at December 31, 2023

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Outstanding debt and financing (i)	(203)	(3,309)	(3,232)	(6,744)
Outstanding amortized costs undiscounted	1	24	41	66
Lease liability	(189)	(498)	(355)	(1,043)
Cash and equivalents	775	—	—	775
Derivative financial instruments	(12)	(46)	—	(58)
Pledged deposits (related to back borrowings)	5	—	—	5
Net cash (debt) including derivatives related to debt	377	(3,829)	(3,547)	(6,999)
Future interest commitments related to debt and financing	(427)	(1,270)	(93)	(1,791)
Future interest commitments related to leases	(108)	(286)	(108)	(502)
Trade payables (excluding accruals)	(582)	—	—	(582)
Other financial liabilities (including accruals)	(957)	—	—	(957)
Trade receivables	443	—	—	443
Other financial assets	224	78	—	302
Net financial liabilities	(1,031)	(5,307)	(3,748)	(10,086)
(i) Excluding vendor financing of $18 million as of December 31, 2023.

D.6. Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and solid capital ratios in order to support its business and maximize shareholder value.
The Group manages its capital structure with reference to local economic conditions and imposed restrictions such as debt covenants (see section C.3.5.). To maintain or adjust its capital structure, the Group may make dividend payments to shareholders, return capital to shareholders through share repurchases or issue new shares. At December 31, 2024, Millicom was rated at one notch below investment grade by the independent rating agencies Moody’s (Ba1) and Fitch (BB). On February 6, 2024, Moody’s downgraded Millicom by one notch to ba2 (with a stable outlook +) basically based on quantitative metrics being below ranges than ba1 rating scale ranges. The Group primarily monitors capital (with our covenants primarily) based on net debt to EBITDAaL.
Gearing ratio
The Group reviews its gearing ratio (net debt divided by total capital plus net debt) periodically. Capital represents equity attributable to the equity holders of the parent.

	Note	2024	2023
	(US$ millions)
Net debt	C.6.	5,174	5,956
Equity attributable to Owners of the Company	C.1.	3,628	3,529
Net debt and equity		8,802	9,485
Gearing ratio		0.59	0.63

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
Trademarks and customer lists
Trademarks and customer lists are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks have indefinite or finite useful lives and customers lists have finite useful lives. Main factors considered in the determination of the indefinite useful lives include the years that they have been and are expected to be in service and their recognition among peers in the industry. Trademarks and customer lists used by the Group for its own activities are unlikely to generate largely independent cash inflows and therefore are tested for impairment annually together with other assets at each cash-generating unit level. Finite useful life trademarks are carried at cost, less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer lists over their estimated useful lives. The estimated useful lives for trademarks and customer lists are based on specific characteristics of the market in which they exist.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
E.1.3. Movements in intangible assets
Movements in intangible assets in 2024

	Goodwill	Licenses and Spectrum	Customer Lists	IRUs	Trademarks	Other (i)	Total
	(US$ millions)
Opening balance, net	4,107	1,558	769	33	910	408	7,785
Change in scope (see note A.2.2.)	—	114	—	—	—	—	114
Additions	—	123	—	1	—	97	221
Amortization charge	—	(81)	(92)	(9)	—	(138)	(319)
Impairment (ii)	—	(3)	—	—	—	(5)	(8)
Disposals, net	—	2	—	—	—	(1)	1
Asset retirement obligation	—	1	—	—	—	—	1
Transfers	—	4	—	3	—	24	30
Transfer to/from held for sale (see note E.4)	—	(861)	—	—	—	(9)	(870)
Exchange rate movements	(13)	(19)	2	(2)	2	(16)	(47)
Closing balance, net	4,094	840	679	25	912	359	6,908
Cost or valuation	4,094	1,594	1,211	169	1,240	1,302	9,611
Accumulated amortization and impairment	—	(755)	(533)	(144)	(329)	(943)	(2,703)
Net	4,094	840	679	25	912	359	6,908
Movements in intangible assets in 2023

	Goodwill	Licenses and Spectrum	Customer Lists	IRUs	Trademarks	Other (i)	Total
	(US$ millions)
Opening balance, net	4,059	1,094	864	40	910	394	7,361
Additions	—	406	—	1	—	115	522
Amortization charge	—	(116)	(96)	(12)	—	(137)	(361)
Impairment	—	—	—	—	—	(1)	(1)
Transfers	—	4	—	1	—	11	16
Exchange rate movements	48	171	1	4	—	26	249
Closing balance, net	4,107	1,558	769	33	910	408	7,785
Cost or valuation	4,107	2,407	1,206	178	1,243	1,275	10,416
Accumulated amortization and impairment	—	(849)	(437)	(145)	(333)	(867)	(2,631)
Net	4,107	1,558	769	33	910	408	7,785
(i)    Other includes mainly software costs.
(ii)         During the year ended December 31, 2024, Millicom decommissioned an IT software and as a result recorded $7 million under operating expenses as impairment charges.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
E.1.4. Cash used for the purchase of other intangible assets
Cash used for intangible asset additions

	2024	2023	2022
	(US$ millions)
Additions	98	116	156
Change in advances to suppliers	(2)	(3)	1
Change in accruals and payables for intangibles	(2)	21	21
Cash used for additions	94	133	179

E.1.5. Goodwill and indefinite useful life trademarks
Allocation of Goodwill to cash generating units (CGUs)

	2024	2023
	(US$ millions)
Guatemala (see note A.1.2.)	2,477	2,470
Panama	907	907
El Salvador	194	194
Costa Rica	139	135
Paraguay	41	44
Colombia	135	155
Nicaragua	197	197
Bolivia	3	3
Total	4,094	4,107

Allocation of indefinite useful life trademarks to cash generating units (CGUs)

	2024	2023
	(US$ millions)
Guatemala	912	910
Total	912	910
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
Impairment testing at December 31, 2024 and at December 31, 2023
Goodwill and indefinite useful life trademarks were tested for impairment by assessing the recoverable amount against the carrying amount of the CGU based on discounted cash flows. The recoverable amounts are based on value-in-use. The value-in-use is determined based on the method of discounted cash flows. The cash flow projections used (operating profit margins, income tax, working capital, capex and license renewal cost) are extracted from business plans approved by management, covering a ten-year planning horizon.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
The Group uses a ten-year planning horizon to obtain a stable business outlook, in particular due to the long investment cycles in the industry and the long-term planned and expected investments in licenses and spectrum, with expenditures extending beyond 10 years. Moreover, we operate in emerging markets where telecom operators still have significant opportunities for continued penetration and growth. Our markets are mostly consolidated, with two or three players per market, therefore, using ten-year projections reduces the emphasis on terminal values.
Additionally, the Group has performed a sensitivity analysis to assess the potential impact on carrying values when using a five-year plan instead. The results of this analysis indicate that applying perpetuity growth rates at the end of an initial five-year plan does not result in any impairment. Furthermore, it does not reduce the recoverable value by more than 5% in any CGU as compared to the recoverable amount derived from the ten-year plan.
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
For the years ended December 31, 2024 and 2023, management concluded that no impairment should be recorded in the Group consolidated financial statements.
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
•Perpetual growth rate does not exceed the countries' GDP.
•Weighted average cost of capital (“WACC”) is used to discount the projected cash flows.

The most significant estimates used for the 2024 and 2023 impairment test are shown below:

CGU	Average EBITDA margin (%) (i)		Average CAPEX intensity (%) (i)		Perpetual growth rate (%)		WACC rate after tax (%) (ii)
	2024	2023	2024	2023	2024	2023	2024	2023
Bolivia	46.9	41.3	14.8	13.6	1.0	1.0	22.9	15.4
Colombia	41.4	39.6	11.2	12.3	2.0	2.0	8.9	10.7
Guatemala	55.9	53.3	8.3	11.3	1.0	1.0	8.7	9.7
Costa Rica	37.7	39.8	16.4	16.2	—	2.0	8.2	10.1
El Salvador	47.8	41.7	11.9	13.6	1.0	1.0	10.2	12.1
Nicaragua	50.5	47.5	15.1	13.8	2.0	3.0	15.3	15.5
Panamá	51.0	46.5	10.9	13.1	1.0	1.0	9.4	8.9
Paraguay	50.8	46.8	12.9	14.5	—	1.0	8.6	9.8

(i) Average is computed over the period covered by the plan.
(ii) Millicom uses post-tax rate for the impairment-test, the difference with the pre-tax not resulting in different conclusions.

Sensitivity analysis to changes in assumptions

Management performed a sensitivity analysis on key assumptions within the test. The following maximum increases or decreases, expressed in percentage points, were considered for all CGUs:

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

Reasonable changes in key assumptions (%)
Financial variables	2024	2023
WACC rates	+/- 2	+/-2
Perpetual growth rates	+/-1	+/-1
Operating variables
EBITDA margin	+/-3	+/-2
CAPEX intensity	+/-1	+/-1
At December 31, 2024 and at December 31, 2023, the sensitivity analysis shows no impairment under the above mentioned changes in assumptions for all CGUs, except for Nicaragua. If the assumptions used in the impairment test were changed to a greater extent than as presented in the following table, the changes would, in isolation, trigger a potential impairment loss being recognised for the Nicaragua CGU in the years ended December 31, 2024 and December 31, 2023 .

	2024	2023
Change required for carrying value to equal recoverable amount	CGU	CGU
	Nicaragua	Nicaragua
Financial variables
WACC rate	+109bps	+154bps
Perpetual growth rates	n/a	n/a
Operating variables
Average EBITDA margin	(1.95)%	n/a
CAPEX intensity	n/a	n/a

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
As explained in the Introduction note, during 2024, we revised the estimated useful lives of our fiber optic network assets and related equipment/software. As a result, the estimated useful lives of the Group's Fiber Optic Network useful life were changed from 15 years to 25 years while the related equipment/Software useful life range was increased to 5-10 years (previously 5-7 years for equipment and 5 years for software). Additionally, during 2023, the estimated useful lives of some property, plant and equipment were revised. As a result, the estimated useful lives of the Group's towers, poles and ducts were changed from 15 to 25 years, while the related civil works' useful lives were increased from 10 to 15 years. Refer to the Introduction - Estimates note for further details.

Estimated useful lives	Duration
Buildings	Up to 40 years
Networks (including civil works)	5 to 25 years
Other	2 to 10 years
The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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

E.2.2. Movements in tangible assets
Movements in tangible assets in 2024

	Network Equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,507	162	394	44	3,107
Change in scope (see note A.2.2.)	114	—	1	—	115
Additions	118	23	433	5	579
Disposals, net	(11)	—	(5)	—	(16)
Depreciation charge	(671)	(16)	—	(23)	(710)
Asset retirement obligations	23	4	—	—	27
Transfers	404	5	(445)	9	(26)
Transfer from/(to) assets held for sale (see note E.4)	(122)	—	—	—	(122)
Exchange rate movements	(90)	(8)	(8)	—	(107)
Closing balance, net	2,271	171	370	35	2,847
Cost or valuation	8,767	328	370	338	9,803
Accumulated depreciation and impairment	(6,496)	(157)	—	(303)	(6,956)
Net at December 31, 2024	2,271	171	370	35	2,847

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Movements in tangible assets in 2023

	Network equipment	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,340	180	418	50	2,989
Additions	161	2	525	5	693
Impairments/reversal of impairment, net	(2)	—	—	—	(2)
Disposals, net	(16)	—	(3)	—	(20)
Depreciation charge	(751)	(19)	—	(25)	(794)
Asset retirement obligations	29	1	—	—	30
Transfers	566	(2)	(570)	13	6
Exchange rate movements	165	13	24	1	203
Other	14	(12)	—	—	2
Closing balance, net	2,507	162	394	44	3,107
Cost or valuation	8,924	310	394	352	9,980
Accumulated depreciation and impairment	(6,417)	(148)	—	(307)	(6,873)
Net at December 31, 2023	2,507	162	394	44	3,107
(i)    Other mainly includes office equipment and motor vehicles.

Borrowing costs capitalized for the years ended December 31, 2024, 2023 and 2022 were not significant.

E.2.3. Cash used for the purchase of tangible assets
Cash used for property, plant and equipment

	2024	2023	2022
	(US$ millions)
Additions	579	694	823
Change in advances to suppliers	(2)	3	(3)
Change in accruals and payables for property, plant and equipment	(37)	116	(20)
Cash used	540	814	800

E.3. Right of use assets
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs
Refer to note C.4. for further details on lease accounting policies.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Movements in right of use assets in 2024

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Capacity	Other network equipment	Other	Total
	(US$ millions)
Opening balance, net	130	177	537	27	16	9	896
Additions	13	5	99	8	—	1	126
Modifications	13	50	59	—	1	2	125
Impairment	(1)	—	(3)	—	—	—	(4)
Disposals	(9)	(18)	(8)	—	—	(3)	(39)
Depreciation	(36)	(47)	(109)	(6)	(2)	(3)	(204)
Asset retirement obligations	—	—	1	—	—	—	1
Transfers	—	—	1	—	(1)	—	—
Transfer from/(to) assets held for sale (see note E.4)	—	(2)	(74)	—	—	—	(76)
Exchange rate movements	(9)	—	(25)	—	—	—	(34)
Closing balance, net	101	164	477	29	14	6	792
Cost of valuation	233	385	785	54	24	15	1,497
Accumulated depreciation and impairment	(132)	(220)	(308)	(26)	(10)	(9)	(705)
Net at 31 December 2024	101	164	477	29	14	6	792

Movements in right of use assets in 2023

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Capacity	Other network equipment	Other	Total
	(US$ millions)
Opening balance, net	142	181	505	28	16	13	884
Additions	4	10	42	7	—	1	63
Modifications	6	27	51	1	2	—	87
Disposals	(1)	(2)	(1)	—	—	—	(5)
Depreciation	(38)	(45)	(90)	(6)	(1)	(3)	(183)
Asset retirement obligations	—	(1)	(2)	—	—	—	(3)
Transfers	1	7	2	(2)	(2)	(1)	4
Exchange rate movements	16	2	31	—	—	—	50
Other	—	(2)	—	—	—	—	(2)
Closing balance, net	130	177	537	27	16	9	896
Cost of valuation	280	369	929	47	26	21	1,671
Accumulated depreciation and impairment	(150)	(192)	(392)	(19)	(10)	(12)	(776)
Net at 31 December 2023	130	177	537	27	16	9	896
E.4. Assets held for sale
If Millicom decides to sell subsidiaries, investments in joint ventures or associates, or specific non-current assets in its businesses, these items qualify as assets held for sale if certain conditions are met and necessary regulatory approvals obtained.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
E.4.1. Classification
Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is expected to be recovered principally through sale, not through continuing use. Liabilities of disposal groups are classified as Liabilities directly associated with assets held for sale.

E.4.2. Millicom’s assets held for sale
As of December 31, 2024 the following assets qualified as assets held for sale. As of December 31, 2023, no assets qualified as assets held for sale. For further details on assets held for sale and discontinued operations, please refer to note A.4.
Assets held for sale - Summary

Assets and liabilities reclassified as held for sale (In millions of U.S. dollars)	December 31, 2024
Towers sale in Colombia related to the third batch	1
Mobile network sharing agreement in Colombia	613
Towers sale (including certain lease transfers) in Nicaragua	13
Total assets of held for sale	627
Towers sale in Colombia related to the third batch	1
Mobile network sharing agreement in Colombia	698
Towers sale (including certain lease transfers) in Nicaragua	10
Total liabilities directly associated with assets held for sale	709
Net assets held for sale / book value	(83)
Assets held for sale - Towers sales in Colombia
On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback.
The transfer of the towers to Towernex consists of three batches, out of which two already completed:
▪First batch (occurred on March 14, 2024): 759 towers were sold, generating net cash proceeds of $38 million, net of transaction costs and a $13 million receivable , for Tigo Colombia. The company also recorded lease obligations and a financing component totaling $48 million related to the towers sold and leased back.
▪Second batch (occurred on September 4, 2024): 250 towers were sold, generating net cash proceeds of $13 million, net of transaction costs and a $4 million receivable, for Tigo Colombia. The company also recorded lease obligations and a financing component totaling $16 million related to the towers sold and leased back.
▪Third batch (expected in first quarter of the financial year 2025): The remaining 123 towers are intended to be sold. In accordance with IFRS 5, these towers remain classified as assets held for sale and their depreciation has stopped.
Assets held for sale / Disposal Group - Mobile Network sharing agreement in Colombia
On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. This collaboration involves two new joint arrangements. (both qualifying as joint operations, as defined in IFRS 11):
▪A 'NetCo ("UNIRED")': This company holds and manages the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator owns 50% of this NetCo.
Transfers of RAN assets to UNIRED happened in December 2024, when UNIRED did a step-up exercise to determine the fair values of the contributions from both joint operators. The portion of this step-up exercise attributable to ColtTel has been booked as "Other operating Income" ($28 million, together with a gain of $3 million related to the equalization of Tigo Colombia and Coltel in UNIRED. The transfer of lease agreements is taking place as from January 2025 and as of December 31, 2024 met the criteria of IFRS 5: "Non-current Assets Held for Sale and Discontinued Operations" criteria.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
▪A 'Unión Temporal' ("UT"): This temporary joint arrangement will manage the spectrum licenses and related liabilities. Similarly, ownership is split 50/50 between the two operators. In December 2024, Tigo Colombia got the approval to transfer to the UT the first block of spectrum (as defined by resolution 332 of the 700MwZ Spectrum from the Ministry of Information Technologies and Communications, "Mintic"). Consequently, the assets and liabilities related to such resolution were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the UT.
In accordance with IFRS 5, certain assets and related liabilities are kept as of December 31, 2024 as "held for sale": Lease agreements. and Spectrum licenses and related liabilities not yet transferred (that will be managed by the Union Temporal)
Asset held for sale - Towers sales in Nicaragua
As part of the other assets portfolio sell within the 'sale of Lati International S.A and other assets to SBA' agreement dated on October 28, 2024 and further detailed in Note 3 above, Millicom Nicaragua expects to sell approximately 400 towers under a sale-and-leaseback model and also expects to transfer the related ground leases (Right of Use and Lease Liabilities). Management believes that the criteria set out under IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" are met for the fixed assets, right-of-use assets and lease liabilities related to the sites within the scope of the sale to SBA. Consequently, as of December 31, 2024 those assets and liabilities of our operations in Nicaragua were classified as held for sale See note H..
F. Other assets and liabilities
F.1. Trade receivables
Millicom’s trade receivables mainly comprise interconnect receivables from other operators, postpaid mobile and residential cable subscribers, as well as B2B customers. The nominal value of receivables adjusted for impairment approximates the fair value of trade receivables.

	2024	2023
	(US$ millions)
Gross trade receivables	800	851
Less: provisions for expected credit losses	(411)	(408)
Trade receivables, net	390	443

Aging of trade receivables

	Neither past due nor impaired	Past due (net of impairments)
		30–90 days	>90 days	Total
	(US$ millions)
2024:
Telecom operators	8	8	10	26
Own customers	214	47	42	303
Others	29	9	22	61
Total	252	64	74	390
2023:
Telecom operators	19	5	4	28
Own customers	263	49	51	364
Others	37	7	8	52
Total	319	61	63	443
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

F.2. Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
Inventories

	2024	2023
	(US$ millions)
Telephone and equipment	32	27
SIM cards	2	4
Other	9	14
Inventory at December 31,	44	45

F.3. Trade payables
Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.
From time to time, the Group enters into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. Specifically, in March 2022, Millicom started to implement a supplier financing program with Citibank that as of December 31, 2024 covers five countries (El Salvador, Honduras, Nicaragua, Panama and Paraguay). In this program, Millicom designates Citibank as its paying agent, allowing participating suppliers – who enter into a separate agreement with Citibank – to transfer the rights of the approved invoices to Citibank. Millicom pays to Citibank at the invoices' due date, under the same terms and conditions that were originally agreed with the suppliers. The liabilities related to the invoices included in the program remain classified as trade payables. As of December 31, 2024, the outstanding balance of invoices transferred from suppliers to Citibank is $29 million (2023: $26 million).

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
F.4.1. Current provisions and other liabilities
Current

	2024	2023
	(US$ millions)
Deferred revenue	95	96
Customer deposits	12	12
Current legal provisions (i)	98	8
Tax payables	51	72
Customer and MFS distributor cash balances	38	45
Withholding tax on payments to third parties	26	22
Other current liabilities (ii)	102	119
Total	421	374
(i) Refer to note G.3.1.
(ii) Includes $20 million (2023: $15 million) of tax risk liabilities not related to income tax.

F.4.2. Non-current provisions and other liabilities
Non-current

	2024	2023
	(US$ millions)
Non-current legal provisions	6	6
Long-term portion of asset retirement obligations	159	173
Long-term portion of deferred income on tower sale and leasebacks recognized	23	31
Long-term employment obligations	44	51
Other non-current liabilities	51	68
Total	283	330

F.4.3. Non-current payables and accruals for capital expenditure
Non-current payables and accruals for capital expenditure include an amount of $140 million (December 31, 2023: $846 million) in relation to spectrum and license payables in Colombia. The major part of this payable is related to:
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
As of December 31, 2024, the outstanding payable in relation to these licenses classified as Liabilities Held for Sale amount to $456 million (December 31, 2023: $467 million, classified as non-current payable and accruals for capital expenditure). The related future interest commitments will be recognized in the joint operation as interest expense over the next 17 years. The remaining 45% consideration due as coverage obligations are currently being estimated and will be recognized in the statement of financial position of the joint operation as incurred.
2) in February 2023, the renewal of the spectrum license related to 1900 Mhz band for an additional period of 20 years. The total consideration amounts to COP 1.14 billion (approximately $281 million at initial date's exchange rate). The first payment representing 20% of the total consideration occurred on October 27, 2023.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
As of December 31, 2024, the outstanding payable in relation to these licenses classified as Liabilities Held for Sale amount to $239 million, classified as non-current payable and accruals for capital expenditure. The remaining consideration will be paid from the joint operation in annual installments over the next 20 years and bears interest at the moving average of the last 24 months consumer price index (CPI) rate.

F.5. Assets and liabilities related to contract with customers
Contract assets, net

	2024	2023
	(US$ millions)
Long-term portion	21	21
Short-term portion	59	65
Less: provisions for expected credit losses	(3)	(4)
Total	77	82

Contract liabilities

	2024	2023
	(US$ millions)
Long-term portion	—	74
Short-term portion	121	82
Total	121	156
The Group recognized revenue for $131 million in 2024 (2023: $84 million) that was included in the contract liability balance at the beginning of the year.
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2024 is $90 million ($89 million is expected to be recognized as revenue in the 2025 financial year and the remaining $2 million in the 2026 financial year or later). This amount does not consider contracts that have an original expected duration of one year or less, neither contracts in which consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e. billing corresponds to accounting revenue).

Contract costs, net (i)

	FY24	2023
	(US$ millions)
Net at January 1	12	10
Contract costs capitalized	5	5
Amortization of contract costs	(5)	(4)
Net at December 31	12	12
(i)    Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
G. Additional disclosure items
G.1. Fees to auditors

	2024	2023	2022
	KPMG	Ernst & Young
	(US$ millions)
Audit fees	4.4	5.6	5.1
Audit related fees	—	0.8	1.3
Tax fees	0.1	0.2	0.2
Other fees	0.1	0.3	0.2
Total	4.6	6.9	6.8

G.2. Capital and operational commitments
Millicom has a number of capital and operational commitments to suppliers and service providers in the normal course of its business. These commitments are mainly contracts for acquiring network and other equipment, and leases for towers and other operational equipment.

G.2.1. Capital commitments
At December 31, 2024, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $285 million of which $215 million are due within one year (December 31, 2023: $350 million of which $254 million were due within one year). The Group’s share of commitments in the Honduras joint venture is $19 million, of which $19 million are due within one year (December 31, 2023: $18 million, all of which were due within one year). Additionally, the Group's share of commitments in the UNIRED joint operation (see note A.2.2.) is $6 million.
G.3. Contingent liabilities
G.3.1. Litigation and legal risks
The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2024, the total amount of claims brought against the Company and its subsidiaries is $209 million, after the updates on the Costa Rica case described below and the final settlement case reached for our former operation in Tanzania, as mentioned in Note A.1.3. (December 31, 2023: $328 million). The Group's share of the comparable exposure for its joint venture in Honduras is $8 million (December 31, 2023: $9 million).
As at December 31, 2024, $104 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position, including the Costa Rica case described in the below paragraph (December 31, 2023: $14 million). The Group’s share of provisions made by the joint venture in Honduras was $1 million (December 31, 2023: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.
On February 13, 2024, the New York Supreme Court granted summary judgment in favor of a breach of contract claim filed by Telefónica after Millicom terminated the acquisition of Telefónica's Costa Rican business in 2020. The Court also ruled in favor of Telefónica's methodology for calculating prejudgment interest. On December 17, 2024, the First Department of the New York Appellate Division upheld the trial court's ruling against Millicom regarding breach of contract but reversed the trial court's ruling regarding the calculation of damages and adopted Millicom's methodology for calculation. As a result, in December 2024, Millicom recorded a legal provision of approximately $88 million impacting the Non-Operating Expenses, net line in the Statement of Income for the year ended December 31, 2024.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
Other
At December 31, 2024, Millicom has various other less significant claims which are not disclosed separately in these consolidated financial statements because they are either not material or the related risk is remote.

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
The Group has a process in place, and applies significant judgment, in identifying uncertainties over income tax treatments. Management considers whether or not it is probable that a taxation authority will accept an uncertain tax treatment. On that basis, the identified risks are split into three categories (i) remote risks (risk of outflow of tax payments are up to 5%), (ii) possible risks (risk of outflow of tax payments assessed from 5% to 50%) and probable risks (risk of outflow is more than 50%). The process is repeated every quarter by the Group.
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
At December 31, 2024, the tax risks exposure of the Group's subsidiaries is estimated at $304 million, for which provisions of $54 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2023: $279 million of which provisions of $52 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $134 million (December 31, 2023: $118 million) and $8 million (December 31, 2023: $7 million), respectively.

G.4. Non-cash investing and financing activities
Non-cash investing and financing activities from continuing operations

	Note	2024	2023	2022
		(US$ millions)
Investing activities
Acquisition of property, plant and equipment	E.2.2.	(40)	121	(23)
Acquisition of lease right of use assets obtained in exchange of lease liabilities	E.3.	126	63	127
Asset retirement obligations	E.2.2.	27	30	18
Financing activities
Share based compensation	B.4.1.	50	52	29

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
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
Xavier Niel has de facto control over Millicom, as holding, directly or indirectly (through Iliad group, Atlas Investissement and Atlas Luxco S.à.r.l. ultimately controlled by him) approximately 40.4% of Millicom's shareholding and voting rights as of December 31, 2024. Additionally, Xavier Niel has as of December 31, 2024 representation in Millicom’s Board of Directors with the appointment of three (out of eight) non-Executive directors.
Empresas Públicas de Medellín (EPM)
EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia. Transactions with EPM represent mainly purchases in the form of leases.
The Group had the following transactions with related parties:

Expenses	2024	2023	2022
	(US$ millions)
Purchases of goods and services from EPM	(47)	(45)	(45)
Atlas Group	(4)	—	—
Other expenses	(10)	(10)	(18)
Total	(61)	(55)	(63)

Income and gains	2024	2023	2022
	(US$ millions)
Sale of goods and services to EPM	14	12	11
Atlas Group	—	—	—
Other revenue	1	—	1
Total	15	12	11
The Group had the following balances with related parties:

	December 31
	2024	2023
Liabilities	(US$ millions)
Payables to Honduras joint venture(ii)	133	68
Payables to EPM	32	33
Payable to Atlas Group	2	—
Other accounts payable	2	2
Total	170	103
(ii)    Mainly dividends.

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

	December 31
	2024	2023
Assets	(US$ millions)
Receivables from EPM	3	2
Receivables from Honduras joint venture	12	9
Total	15	12

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

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Year ended December 31, 2024
Revenue	5,804	1,380	—	4,424
Equipment, programming and other direct costs	(1,420)	(360)	(3)	(1,064)
Operating expenses	(1,915)	(496)	3	(1,416)
Depreciation	(916)	(230)	—	(685)
Amortization	(319)	(67)	—	(252)
Share of profit in Honduras joint venture	54	—	—	54
Other operating income (expenses), net	54	55	—	(1)
Operating profit	1,342	283	1	1,060
Net financial expenses	(670)	(237)	10	(423)
Other non-operating (expenses) income, net	(119)	(6)	—	(113)
Profit (loss) from other joint ventures and associates, net	—	—	—	—
Profit (loss) before taxes from continuing operations	552	39	11	524
Tax expense	(281)	(9)	—	(272)
Profit (loss) from continuing operations	271	30	11	252
Profit (loss) from discontinued operations, net of tax	(3)	—	—	(3)
Net profit (loss) for the year	268	30	11	248

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	6,908	403	—	6,506
Property, plant and equipment, net	2,847	743	—	2,105
Right of use assets, net	792	126	—	666
Investment in Honduras joint venture	561	—	—	561
Contract costs, net	12	—	—	12
Deferred tax assets	153	1	—	152
Other non-current assets	84	33	70	121
TOTAL NON-CURRENT ASSETS	11,357	1,305	70	10,123
CURRENT ASSETS
Inventories	44	7	—	37
Trade receivables, net	390	109	—	280
Contract assets, net	77	4	—	73
Amounts due from non-controlling interests, associates and joint ventures	15	5	—	10
Prepayments and accrued income	182	22	—	159
Current income tax assets	109	58	—	51
Supplier advances for capital expenditure	16	—	—	16
Other current assets	166	66	43	143
Restricted cash	57	2	—	55
Cash and cash equivalents	699	33	—	667
TOTAL CURRENT ASSETS	1,753	306	43	1,490
Assets held for sale	627	613	—	13
TOTAL ASSETS	13,737	2,224	113	11,626

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,322	—	—	1,322
Treasury shares	(43)	—	—	(43)
Other reserves	(531)	(390)	—	(142)
Retained profits	2,628	477	111	2,262
Net profit/ (loss) for the period/year attributable to owners of the Company	253	15	—	238
Equity attributable to owners of the Company	3,628	102	111	3,637
Non-controlling interests	(54)	(55)	—	1
TOTAL EQUITY	3,574	47	111	3,637
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	5,533	433	—	5,100
Lease liabilities	798	226	—	572
Derivative financial instruments	59	—	—	59
Amounts due to non-controlling interests, associates and joint ventures	34	70	—	(36)
Payables and accruals for capital expenditure	194	140	—	53
Other non-current liabilities - Total	283	122	—	161
Deferred tax liabilities	149	2	—	147
TOTAL NON-CURRENT LIABILITIES	7,050	994	—	6,055
Debt and financing	282	31	—	251
Lease liabilities	156	65	—	91
Payables and accruals for capital expenditure	305	77	—	228
Other trade payables	300	84	—	216
Amounts due to non-controlling interests, associates and joint ventures	105	46	—	59
Accrued interest and other expenses	421	70	—	351
Current income tax liabilities	122	—	—	122
Contract liabilities	121	4	—	117
Dividend payable	172	—	—	172
Provisions and other current liabilities	421	106	2	317
TOTAL CURRENT LIABILITIES	2,404	483	2	1,923
Liabilities directly associated with assets held for sale	709	699	—	10
TOTAL LIABILITIES	10,163	2,177	2	7,989
TOTAL EQUITY AND LIABILITIES	13,737	2,224	113	11,626

Notes to the Consolidated Financial Statements For the years ended December 31, 2024, 2023 and 2022
H. Subsequent Events
New shareholder remuneration policy
On January 14, 2025, Millicom announced that the Company’s Board of Directors (the “Board”) has approved a new shareholder remuneration policy under which it proposes to resume regular cash dividends; sustain or grow cash dividends every year; and maintain a prudent capital structure.
Following the interim dividend of $1.00/share paid on 10 January, 2025 the Board approved, on 26 February, 2025 an additional interim dividend, of $0.75/share to be paid in April 2025. The Board also announced its intention to propose for the approval of the Annual General Meeting of its shareholders to be held in Luxembourg on May 21, 2025, a dividend of $3.00 per share payable in four equal quarterly installments:: 0.75/share in July, 2025; $0.75/share in October, 2025: $0.75/share in January, 2026 and; $0.75/share in April, 2026.
Share Repurchases
As part of the repurchase program launched during Q4 2024, Millicom has continued to repurchase shares during 1Q 2025, acquiring an additional of 4,216,397 shares for a total amount of approximately $119 million, completing the mentioned Share Repurchase Plan for a total of approximately $150 million.
Colombia - Definitive purchase agreement with Telefonica
Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, have entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. In line with the prior announcement, the purchase price of $400 million is subject to customary adjustments for net debt evolution, working capital and changes in foreign exchange rates, and as of September 30, 2024, would be $362 million.
Nicaragua - Sale of other assets to SBA
As part of the other assets portfolio sell within the 'sale of Lati International S.A and other assets to SBA' agreement dated on October 28, 2024 and further detailed in Note E.4.2.., Tigo Nicaragua transferred 321 towers to SBA for a total consideration of approximately $49 million.
Panama - Spectrum acquisition
On March 19, 2025, Grupo de Comunicaciones Digitales, S.A. was awarded an additional 10 MHz spectrum in the 1900 MHz band for approximately $7 million.