Form 20-F
period 2025-12-31
MILLICOM INTERNATIONAL CELLULAR SA
filed 2026-03-24
CIK 912958

As filed with the Securities and Exchange Commission on March 24, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Grand Duchy of Luxembourg
(Jurisdiction of incorporation)
8400 NW 36th Street, Suite 530
Doral, FL 33166
United States
(Address of principal executive offices)
Bart Vanhaeren
Chief Financial Officer

8400 NW 36th Street, Suite 530
Doral, FL 33166
United States
Phone: +1 305 302 4907
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
169,000,000 common shares as of December 31, 2025
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
Yes ☐ No ☒
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
Yes☐ No ☒

Annual Report on Form 20-F
2025

FORM 20-F CROSS REFERENCE GUIDE

Item in Form 20F	Cross-Reference to Consolidated Management Report	Pages
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	None - Not Applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	None - Not Applicable
ITEM 3. KEY INFORMATION	Key Information	15
A. Reserved
B. Capitalization and Indebtedness	None - Not Applicable
C. Reasons for the Offer and Use of Proceeds	None - Not Applicable
D. Risk Factors	Key Information - Risk Factors	15
ITEM 4. INFORMATION ON THE COMPANY	Information on the Company	47
A. History and Development of the Company	Information on the Company - History and Development of the Company	47
B. Business Overview	Information on the Company - Business Overview	48
C. Organizational Structure	Information on the Company - Organizational Structure and Subsidiaries	59
D. Property, Plant and Equipment	Information on the Company - Business Overview	48
Item 4A. Unresolved Staff Comments	None - Not Applicable
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	Operating and Financial Review and Prospects	60
A. Operating Results	Operating and Financial Review and Prospects - Operating Results	60
B. Liquidity and Capital Resources	Operating and Financial Review and Prospects - Liquidity and Capital Resources	76
C. Research and Development, Patents and Licenses, etc.	Information on the Company - Business Overview	48
D. Trend Information	Operating and Financial Review and Prospects - Trend Information	80
E. Critical Accounting Estimates	Not Applicable
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	Directors, Senior Management and Employees	81
A. Directors and Senior Management	Corporate Governance - Board Governance - Board Profile: Skills and Experience; Corporate Governance - Group Leadership Team	123
B. Compensation	Directors, Senior Management and Employees - Compensation	81
C. Board Practices	Corporate Governance - Board Governance	136
D. Employees	Directors, Senior Management and Employees - Employees	82

E. Share Ownership	Corporate Governance - Board Profile: Skills and Experience; Corporate Governance - Group Leadership Team	108
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation	None - Not Applicable
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	See 2 following lines
A. Major Shareholders	Corporate Governance - Shareholders and Representation of Shareholders	104
B. Related Party Transactions	Additional Information - Related Party Transactions	84
C. Interests of Experts and Counsel	None - Not Applicable
ITEM 8. FINANCIAL INFORMATION	Financial Information	82
A. Consolidated Statements and Other Financial Information	Financial Information - Consolidated Statements and Other Financial Information	82
B. Significant Changes	Financial Information - Significant Changes	84
ITEM 9. THE OFFER AND LISTING	The Offer and Listing	84
A. Offer and Listing Details	The Offer and Listing - Offer and Listing Details	84
B. Plan of Distribution	None - Not Applicable
C. Markets	The Offer and Listing	84
D. Selling Shareholders	None - Not Applicable
E. Dilution	None - Not Applicable
F. Expenses of the Issue	None - Not Applicable
ITEM 10. ADDITIONAL INFORMATION	Additional Information	84
A. Share Capital	None - Not Applicable
B. Memorandum and Articles of Association	Corporate Governance - Corporate Governance Statement and Framework	133
C. Material Contracts	Additional Information - Material Contracts	84
D. Exchange Controls	Additional Information - Exchange Controls	86
E. Taxation	Additional Information - Taxation	87
F. Dividends and Paying Agents	None - Not Applicable
G. Statement by Experts	None - Not Applicable
H. Documents on Display	Additional Information - Documents on Display	94
I. Subsidiary Information	None - Not Applicable
J. Annual Report to Security Holders	None - Not Applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Quantitative and Qualitative Disclosures about Market Risk	94
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	None - Not Applicable
A. Debt Securities	None - Not Applicable
B. Warrants and Rights	None - Not Applicable
C. Other Securities	None - Not Applicable

D. American Depositary Shares	None - Not Applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	None - Not Applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	None - Not Applicable
ITEM 15. CONTROLS AND PROCEDURES	Controls and Procedures	97
A. Disclosure Controls and Procedures	Controls and Procedures	97
B. Management's Annual Report on Internal Control over Financial Reporting	Controls and Procedures	97
C. Report of Independent Registered Public Accounting Firm	Controls and Procedures	98
D. Changes in Internal Control over Financial Reporting	Controls and Procedures	99
ITEM 16. RESERVED
Item 16A. Audit Committee Financial Expert	Audit and Compliance Committee Financial Expert	99
Item 16B. Code of Ethics	Code of Ethics	130
Item 16C. Principal Accountant Fees and Services	Principal Accountant Fees and Services	126
Item 16D. Exemptions from the Listing Standards for Audit Committees	None - Not Applicable
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Purchases of Equity Securities	127
Item 16F. Change in Registrant's Certifying Accountant	Change in Registrant's Certifying Accountant	127
Item 16G. Corporate Governance	Corporate Governance - Corporate Governance Statement	100
Item 16H. Mine Safety Disclosure	None - Not Applicable
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None - Not Applicable
Item 16J. Insider Trading Policies	Corporate Governance - Board Governance	100
Item 16K. Cybersecurity	Risk Management	44
PART III
ITEMS 17 and 18. FINANCIAL STATEMENTS	Financial Statements	127
ITEM 19. EXHIBITS	Exhibits	128

Letter to Shareholders
Dear Shareholders,

At Millicom (Tigo), our mission is clear: to connect people, businesses, and communities across Latin America through reliable, high-quality digital infrastructure. As we reflect on 2025, we do so with a strong sense of progress and renewed confidence in the path ahead. The year marked an important step in our transformation, with tangible improvements in operational performance, financial results, and strategic positioning.

None of this progress would be possible without the continued trust and long-term support of our shareholders. Your confidence enables us to pursue our strategy with discipline and ambition, and we remain deeply committed to creating sustainable value over the long term.

Across Latin America, the digital economy continues to expand rapidly. Demand for connectivity, data services, and digital platforms continues to accelerate as individuals, businesses, and governments increasingly rely on robust digital infrastructure. In this environment, Millicom is uniquely positioned as a leading provider of fixed and mobile connectivity across the region.

In 2025, the benefits of the transformation and restructuring actions undertaken in 2024 became clearly visible in our performance. We entered the year with a sharper strategic focus, a more efficient operating structure, and a strengthened culture of execution. These foundations allowed us to deliver meaningful improvements across our financial and operational metric.

This progress translated into strong financial results. For the year, we generated $5.8 billion in Revenue while Net profit attributable to owners of the Company reached $1.3 billion, representing a significant improvement compared to the prior year and underscoring the operating leverage inherent in our model following the completion of our restructuring program as well as the monetization of our tower infrastructure.

Net cash provided by operating activities amounted to $1.7 billion, with Equity Free Cash Flow1 being a particular highlight in 2025, reaching a record level of $916 million. This performance was driven by higher profitability, disciplined capital expenditure, and improved working capital management. Our cash generation demonstrates the resilience and quality of our earnings, even amid ongoing foreign exchange volatility in parts of the region.

Capital allocation discipline was a defining feature of 2025. During the year, we completed the monetization of our tower infrastructure business, concluding a multi-year effort to unlock value from non-core assets while sharpening our focus on connectivity and digital services. The proceeds from this transaction enabled the payment of additional dividends to shareholders, supported balance sheet strength, and funded strategic growth opportunities, while maintaining our commitment to our defined leverage targets. Importantly, the transaction allows us to continue delivering high-quality network experience through long-term access arrangements while redeploying capital toward our core businesses.

Alongside this capital discipline, we continued to pursue carefully selected growth opportunities aligned with our long-term strategy. During the year, we completed the acquisitions of operations in Ecuador and Uruguay, further strengthening our regional footprint and enhancing the diversification of our earnings profile. Both operations were integrated using our proven operating framework, with a strong emphasis on execution, efficiency, and accountability. These additions broaden our presence to eleven countries, reinforcing our position as a leading digital infrastructure platform across Latin America.

Another important milestone in 2025 was the resolution of significant legacy matters. During the year, we reached a settlement with the U.S. Department of Justice fully absorbing the one-time impact of payments due. While the Deferred Prosecution agreement remains in effect, the settlement represents a relevant resolution of historical matters and provides greater clarity and focus going forward. With these issues largely behind us, we are better positioned to concentrate management attention and resources on execution, growth, and long-term value creation.

Taken together, our operational performance, disciplined capital allocation, and decisive actions on legacy matters reinforced the strength and resilience of Millicom’s financial profile. We generated robust cash flows, expanded margins, and preserved the flexibility required to support both shareholder returns and strategic priorities.

Subsequent to the close of 2025, we executed several strategic transactions that further strengthen Millicom’s position as a leading digital infrastructure platform in Latin America.

On January 27, 2026, Millicom was awarded 100% of EPM’s remaining shares in UNE EPM Telecomunicaciones S.A. (“Tigo Colombia”) through a public auction conducted by Empresas Públicas de Medellín (EPM). Millicom offered COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion (around $571 million). The transaction closed on January 29, 2026, consolidating our ownership in one of our most important markets. On February 6, 2026, we also completed the acquisition of Telefónica’s controlling 67.5% stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”) for approximately $214 million, further strengthening our position in Colombia. Finally, on February 10, 2026, Millicom, through a joint venture with NJJ, completed the acquisition of Telefónica Móviles Chile S.A., with a closing consideration of $50 million in cash and potential contingent earn-outs of up to $150 million.

Together, these transactions reflect our disciplined approach to strategic growth, strengthening our scale in key markets while continuing to support the development of high-quality digital infrastructure across Latin America.

As we look ahead, Millicom enters the next phase of its journey as a more focused, disciplined, and diversified company. Our strategic priorities remain clear: delivering the best possible customer experience, integrating recent acquisitions with rigor, operating with efficiency and financial discipline, and allocating capital in a manner that maximizes long-term value for our shareholders.

We are grateful to our customers, who continue to place their trust in our networks and services; to our employees, whose dedication and commitment drive our success every day; and to our shareholders, whose confidence and support are essential to our progress.

Together, we are building a stronger Millicom — one that is well positioned to support the digital transformation of Latin America while delivering sustainable, long-term value for all our stakeholders.

Sincerely,

Marcelo Benitez	Maxime Lombardini
Chief Executive Officer	Chair of the Board

(1) Equity free cash flow is a Non-IFRS measures. See "Operating and Financial Review and Prospects—Operating Results—Use of Non-IFRS Terms" section for more information on this measure.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial statement information
We have included in this Annual Report the Millicom Group’s (as defined below) audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. The Millicom Group’s audited consolidated financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We end our fiscal year on December 31. References to fiscal 2025, fiscal 2024 and fiscal 2023 refer to the years ended December 31, 2025, 2024 and 2023, respectively.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker (the "CODM") to make strategic and operational decisions from both a business and geographic perspective. As a consequence of the organizational changes implemented in 2023 and 2024 and considering the information being reviewed by the CODM to assess performance and allocate resources, Millicom's operating segments have been defined to align with its countries of operation. Our reportable segments consist of Guatemala, Colombia, Panama, Honduras, Paraguay, Bolivia and Other, which includes El Salvador, Nicaragua, Costa Rica, Uruguay and Ecuador. See “Operating and Financial Review and Prospects—Operating Results—Our segments.”
Presentation of data
We present operational and financial data in this Annual Report. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group at a consolidated level, and exclude our Honduras joint venture.
Financial data is presented either at a consolidated level or at a segmental level, as derived from our consolidated financial statements, including the notes thereto. At a consolidated level, we account for our operations in Honduras as a joint venture using the equity method of accounting. At a segmental level, we account for our operations in Honduras as if they were fully consolidated, as this reflects the way management views and uses internally reported information to make decisions.
We have made rounding adjustments to reach some of the figures included in this Annual Report. Accordingly, figures shown as totals in some tables may not be an exact arithmetic aggregation of the figures that preceded them, and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in this Annual Report.
Certain references
Unless the context otherwise requires, references to the “Company” or “MIC S.A.” refer only to Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg, and the terms “Millicom,” “Millicom Group,” “our Group,” “we,” “us” and “our” refer to Millicom International Cellular S.A. and its consolidated subsidiaries and, where applicable, our joint venture in Honduras.
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
FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute “forward-looking” statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Annual Report contains certain forward-looking statements concerning our intentions, beliefs or current expectations regarding our future financial results, plans, liquidity, prospects, growth, strategy and profitability, as well as the general economic conditions of the industries and countries in which we operate. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and the economic, political and legal environments in which we operate and other information that is not historical information.
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
•potential disruption due to health crises, including pandemics, epidemics, or    other    public    health    emergencies, geopolitical events, armed conflict and acts by terrorists;
•telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;
•competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;
•the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the anticipated efficiencies and savings of our cost-reduction project, the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;
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
•our ability to grow our business in our Latin American markets;
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
•our ability to optimize the utilization of our owned and leased towers, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;
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
•cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business, partners, suppliers or customers;
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
Summary of Risk Factors
The following is a summary of the risk ,factors our business faces. The list below is not exhaustive, and investors should read this "Risk Factors" section in full. Some of the risks we face include:
•our ability to adapt to rapid technological change and continually evolving industry standards;
•our ability to generate expected returns on substantial investments;
•our ability to expand our customer base and retain market share by developing and operating our mobile, cable and broadband networks, Mobile Financial Services ("MFS") and distribution systems;
•our ability to achieve the anticipated benefits of acquisitions of businesses or technologies;
•our ability to successfully operate the leased towers and tower-related assets sold in 2025;
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
•the failure to prevent or promptly detect and respond to cyber-attacks, and the disruption such failure could cause to our networks and systems, including the potential exposure or unauthorized disclosure of confidential information;
•the impact of pandemics and other public health crises on our operations, business and financial condition;
•our ability to compete with larger providers of telecommunications, cable and broadband services and alternative technologies;
•our dependency on key suppliers to provide us with products, devices, networks and systems;
•the effect of international actions on our supply chain, including trade sanctions;
•our reliance on third parties to operate and maintain parts of the network infrastructure we use;
•our access to interconnection and capacity agreements that are required to transmit voice and data to and from our networks;
•the impact of the political, legal and economic risks associated with the emerging markets in which we operate;
•our ability to successfully implement our strategic priorities, including through acquisitions, divestitures or mergers, and efficiently allocate capital;
•our ability to access debt and capital markets for our financing, refinancing, investing and operating needs;
•our dependence on short-term mobile revenue that is generated from prepaid customers;

•the effect that changes in economic, political and regulatory conditions in the United States could have on the economies in which we operate;
•The effect that changes in U.S. and foreign trade policies, including the imposition of tariffs, could have on our business, financial condition and operations;
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
•the effect of work stoppages that may result from renegotiations of our labor contracts and actions lead by unions;
•our ability to generate cash in order to service our debt;
•our dependency on cash flows from our operations in Guatemala;
•our ability to attract and retain talent; and
•our ability to effectively monitor and respond to expectations regarding environmental, social and governance matters.

Additionally, the risk factors described in this section have been separated into four separate but interrelated areas:
1.risks related to the telecommunications, cable and MFS industries;
2.risks related to Millicom’s business in the markets in which it operates;
3.risks related to Millicom’s size, structure and leadership; and
4.risks related to share ownership, governance practices, and registration with the Securities and Exchange Commission ("SEC").

1.Risks related to the telecommunications, cable and MFS industries
a.Evolution of the telecommunications, cable and MFS industries
The telecommunications industry is characterized by rapid technological change and continually evolving industry standards.
The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The technology we use is increasingly complex, which leads to higher risks of implementation failure or service disruption. Success in the industry is increasingly dependent on the ability of operators to adapt to the changing technological landscape, including artificial intelligence and machine learning. The technologies utilized today may become obsolete or subject to competition from new technologies in the future. For example, our hybrid fiber-coaxial ("HFC") services may become obsolete once faster and more affordable fiber-to-the-home ("FTTH") services are available for consumers.
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
Failure to adapt and evolve could harm our competitive position, render our products or technology obsolete and cause us to incur substantial costs to replace our products or implement new technologies.

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
In recent years, the cable TV and direct-to-home satellite TV industries (together “pay-TV”) have experienced a rapid escalation in the cost of content rights and programming. We expect these costs may continue to increase, particularly those related to exclusive and live broadcasts of sporting and other events. As of December 31, 2025, we had exclusivity rights over certain local soccer content in our markets, including Honduras, Panama, Paraguay, Guatemala, Costa Rica and El Salvador and we expect that the costs of these rights may continue to increase significantly. If we are unable to moderate the growth in these costs or fully pass them on to our customers in the form of price increases, we may lose our rights to this content. Any failure to maintain such rights may reduce the desirability of our networks and negatively affect our profitability.
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
We acquire rights to distribute certain content or services for use by our mobile, pay-TV and broadband customers, and we have strategic partnerships with major digital players, such as Amazon. We make long-term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. In some instances, our commitments include minimum guarantees, which means that we are required to pay a certain agreed-upon amount regardless of the amount collected from the provision of such services. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time.
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
Most of our licenses are granted for specified terms, and we have no assurance that any license will be renewed upon expiration. Licenses due to expire in 2026 are our 850 MHz & AWS licenses in Paraguay, and a license in 2600 MHz for a minor spectrum block in Guatemala.

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
d.Quality and resilience of networks and service
Equipment and network systems failures, including as a result of climate change, a natural disaster, sabotage or terrorist attack, cyber attacks or theft, could negatively impact our business.
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

Cyber-attacks may cause equipment failures that render our networks or systems inoperable and could cause disruptions to our customers’, suppliers’ and vendors’ operations. The costs associated with a major cyber-attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources and lost revenue from business interruption and litigation. In addition, the inability to operate or use our networks and systems, even for a limited period of time, may result in loss of market share to other communications providers. Such costs and disruptions may have a significant adverse effect on our business.

Our control environment and controls may not be sufficient to prevent or rapidly detect and respond to cyber-attacks.

As a telecommunications company, we are often targeted by threat actors, who are aware that our Company manages a large amount of critical and confidential data and that the impact of a cyber-attack could have a serious impact on critical businesses and a large number of individuals in the countries in which we operate. We may be impacted by phishing, breaches, ransomware attacks, extortion, insiders or external malicious actors targeting our systems, networks and data, or incidents affecting third parties on which our business relies.

Like many other companies, Millicom has been subject to ransomware attacks, web service attacks, denial of service attacks, unauthorized access to services or data and threats related to our operations in several Latin American countries where we operate. While the incidents were managed with a focus on minimizing the impact on customers, third parties and our services and we were able to recover and limit the loss of data, there can be no assurance that we will be able to prevent any future cyber-attacks that result in a material loss of data or other security breaches, notwithstanding the measures and control environment we have put in place.

Although we have taken and continue to take measures to prevent and mitigate cybersecurity incidents, whether caused by internal or external actors, there can be no assurance that we will be able to adequately anticipate or prevent them, as the tactics and techniques used by malicious threat actors are constantly evolving and may initially go undetected.

We collect and process customer personal data.
Our business involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees, customers and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent.

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
Finally, the increasing use of artificial intelligence (AI) tools and services introduces new considerations for data security. While AI technologies can enhance efficiency, they also present potential risks of inadvertent disclosure of confidential information if sensitive data is input into external AI platforms. We have implemented internal policies and controls to mitigate these risks, but as AI adoption grows, we must continue to monitor and manage this evolving threat.
Supply Chain attacks may disrupt our operations and expose the data we collect from customers.
Telecommunications companies rely on an extensive network of suppliers not only for hardware, software, and cloud services but also for processing and managing sensitive customer data. This creates a complex ecosystem where third parties may have direct access to personally identifiable information (PII) and may be integrated to our networks and systems in order to deliver services to our customers. Each supplier represents a potential entry point for attackers, and varying levels of cybersecurity maturity among vendors increase the likelihood of breaches. A successful compromise of a data-processing partner can lead to unauthorized access, data leaks, or manipulation of critical information, amplifying the overall risk beyond infrastructure vulnerabilities.
A breach involving a supplier that processes customer data can result in regulatory penalties, lawsuits, and reputational damage. Beyond financial losses, such incidents erode customer trust and may trigger compliance investigations across multiple jurisdictions. Operationally, this could disrupt service delivery, delay strategic projects, and force costly remediation efforts.
While our organization maintains internal controls to safeguard information security, we cannot fully govern the security posture of third-party providers. This inherent dependency introduces a persistent risk that must be acknowledged and managed proactively. Therefore, we remain committed to implementing strong monitoring, contractual safeguards, and incident response capabilities to ensure resilience against potential external vulnerabilities.

g.Competition
Our industry is experiencing consolidation that may intensify competition among operators.
The telecommunications and cable industry has been characterized by increasing consolidation and a proliferation of strategic transactions, a trend we are actively participating in, which may increase competition among operators. As we pursue consolidation opportunities, the resulting reduction in the number of competitors could lead to heighted competitive pressure from existing and newly formed larger companies. We expect this trend of consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:
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
h.Environment and sustainability
Failure to comply with environmental requirements could result in monetary fines, reputational damage or other obligations.
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
We rely on handset distributors, manufacturers and application developers to provide us with the handsets, hardware and services demanded by our customers. The key suppliers of our handsets and set-top boxes, in terms of both volume of sales and importance to our operations, are Apple, B-Mobile, Blu, Honor, Maxwest, Motorola, OPPO, Samsung, Tecno, Vivo, Xiaomi and ZTE. We import directly from original equipment manufacturers ("OEMs"), or we source our handsets through their authorized distributors in each of our markets.
We are dependent on key suppliers to provide us with networks and systems.
We seek to standardize our network equipment to ensure compatibility, ease equipment replacement and reduce downtime of our network and contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Ericsson, Nokia, PPC, Fiberhome, Harmonic, Kaon, Vantiva, Juniper, Intraway and VMWare.
We have limited influence over these key suppliers, and even less over their suppliers and the continuity of their supply chains, which could be disrupted in many ways. Therefore, we cannot assure you that we will be able to obtain required products or services on favorable terms or at all. Any failure of key suppliers to provide software and equipment could interfere with our operations. For example, in recent years, we experienced significant disruptions in the supply of microchips due to a global shortage that affected our suppliers, which we addressed by accumulating strategic inventories and substituting alternative products to sustain our operations. While we did not experience such disruptions in 2024 or 2025, there can be no assurance that we will not be subject to future shortages or other similar disruptions, which could have a significant adverse effect on our business.
International actions including trade sanctions and export restrictions could disrupt or otherwise negatively impact our supply chain.
In May 2019, the U.S. government announced executive action aimed at addressing U.S. national security risks arising from the use of non-U.S. technology. In furtherance of this order, the U.S. Department of Commerce issued an interim final rule in January 2021 that allows the U.S. government to prohibit certain information and communications technology and services (“ICTS”) transactions to address U.S. national security threats. In June 2023, the U.S. Department of Commerce issued a final rule that amended the ICTS interim final rule, which clarified the scope and criteria relevant to evaluating whether certain ICTS transactions present U.S. national security threats. Although the extent and potential consequences of the U.S. government's review of ICTS transactions remain uncertain, they may have a material adverse effect on our ability to maintain and expand our networks and business by obtaining products or services from suppliers such as Huawei. There are a number of alternative suppliers available to us; however, if we are unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, our ability to maintain and expand our networks and business may be materially and adversely affected.

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
We depend upon certain third parties to operate and maintain parts of the network infrastructure we use, including certain towers and network infrastructure, and related services.
In 2023, after determining that ownership of mobile communications towers no longer confers a competitive advantage, we began the process of moving towers at more than 9,000 sites into a separate company, as further discussed under "Information on the Company—Business Overview—Property, Plant and Equipment—Tower infrastructure." These transfers were completed in 2025 and the carved-out tower company was sold to a third party as part of a sale-leaseback transaction. We have also sold tower assets that were leased-back. We may engage in similar tower sale-leaseback transactions in the future.
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
Our strategic priorities include, among others, expansion of our high-speed data networks (4G, HFC and FTTH), facilitation of growth in our mobile data and fixed broadband segments, implementation of 5G technology transformation projects to improve our operating performance and efficiency and the implementation of cost efficiency programs. We also regularly evaluate potential opportunities to consolidate or form strategic partnerships or alliances with other large competitors. There can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure, that it will achieve the desired financial or operational objectives. In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees, local shareholders and other stakeholders, business interruptions, and difficulty in recruiting and retaining key personnel. Further, we could enter into partnerships or strategic alliances that require significant investment or other undertakings from us (including non-compete agreements) or that limit our financial flexibility or pose limitations on our ability to control or exercise significant influence over companies or businesses in which we have an ownership stake or over which we exercise control, which could, in turn, result in our having to deconsolidate assets, liabilities and results of operations associated with those businesses.
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
Our acquisitions expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.
As a part of our business strategy, we may make business acquisitions (including complementary technologies and/or products), such as our acquisition of the remaining 45% equity interest in our Guatemala business in November 2021, and each of our acquisitions in Uruguay and Ecuador in 2025 (and our expected acquisition in Colombia pursuant to the definitive purchase agreement signed in 2025) . Any acquisition involves numerous risks and operational, financial, and managerial challenges, including the following, any of which could adversely affect our business, financial condition, or results of operations:

•difficulties in identifying and acquiring products, technologies, proprietary rights or businesses that will help our business;
•difficulties in integrating operations, technologies, services, and personnel;
•diversion of financial and managerial resources from existing operations;
•the risk of entering new development activities and markets in which we have little to no experience;
•risks related to the assumption of known and unknown liabilities;
•risks related to our ability to raise sufficient capital to fund additional operating activities; and
•the issuance of our securities as partial or full payment for any acquisitions and investments could result in material dilution to our existing shareholders.

If we fail to integrate any acquired business into our operations, or if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, we may incur costs in excess of what we anticipate, and management resources and attention may be diverted from other necessary or valuable activities.

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
We face a challenging competitive environment in Colombia, our largest market.
On March 12, 2025, we entered into a definitive agreement to acquire 67.5% of Telefónica Colombia, or Telecomunicaciones S.A. ESP BIC ("Coltel"). On January 27, 2026, Millicom was awarded 100% of the EPM's remaining shares in UNE EPM Telecommunicaciones S.A. and on February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Coltel. See Note H, "Subsequent Events" to the audited consolidated financial statements included elsewhere in this Annual Report.
While these transactions improve our market position, we remain subject to intense competition from América Móvil and other players like WOM. Additionally, our increased market share may lead to more stringent regulatory oversight or the imposition of asymmetric regulations by Colombian authorities, which could limit our competitive flexibility. Given the importance of Colombia to our results, any failure to sustain or improve our position in the mobile services sector could have a material impact on our consolidated financial results.
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
Although the use of mobile financial services and digital payments has increased throughout the world, there can be no assurance that this increase will result in the acceptance of our MFS across the markets in which we operate. For example, our Tigo Money business is currently deployed in several of our markets, and, as of December 31, 2025, we had a total of 2.8 million active users. However, we may be unable to achieve the required level of market acceptance in order for us to recover the investment costs involved in developing and launching such services, and any failure to achieve such acceptance may cause us to reduce our product offerings or exit certain of our markets.
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
Prepaid customers do not sign service contracts and may be more likely than postpaid customers to switch mobile operators and take advantage of promotional offers by other operators. Many of our prepaid mobile customers subscribe to short-term packages that are valid for only one day. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future. Prepaid customers generated approximately 57% of our mobile service revenue during 2025.
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
Some of the countries in which we operate may be subject to greater political and economic risk than developed countries. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, Bolivia, Panama and Guatemala, and to a lesser extent, Colombia, have recently experienced civil, social and political unrest.
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
In addition, changing U.S. policies affecting criminal, gang and drug-related violence may affect the countries in which we operate. In January 2025, the Trump administration issued an Executive Order instructing the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”). For example, on December 16, 2025, the Clan del Golfo in Colombia was newly designated as an FTO. These designations expand the scope of U.S. enforcement tools and may expose individuals or companies with operations in the countries to which such FTOs may be linked, whether or not the individuals or companies are directly or indirectly linked to criminal activity, to increased scrutiny, civil or criminal liability, and business disruption.
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
A slowdown in the U.S. economy may have an adverse impact on the economies of many of the countries in which we operate. In addition, any decision taken by the U.S. government that has an impact on the Latin American economy, such as reducing commercial activity between the countries in which we operate and the United States, increasing tariffs, limiting immigration, increasing interest rates or slowing direct foreign investments, could adversely affect the disposable income of consumers.
For example, remittances make up a large part of the GDP of certain countries in which we operate. A remittance is a transfer of money by a foreign worker located in the United States to an individual or family in his or her home country. An increase in deportations of foreign workers from the United States, either due to changes in immigration policy, enforcement actions, or legal challenges, could result in fewer remittances. Additionally, the financial strain of relocation and reintegration of these workers in their home countries may further diminish their disposable income and their ability to provide financial support. A decline in remittance flows could have a direct negative impact on the economies of several of the Latin American nations where we operate, which rely on remittances as a key source of income and poverty alleviation for millions of families. Starting in January 2026, the U.S. government began imposing a 1% tax on anyone sending money abroad. With no minimum transaction limit, even small transfers will be taxed, meaning that this tax could reduce net remittances received in our markets from the U.S.
Changes in U.S. and foreign trade policies, including the imposition of tariffs and retaliatory tariffs, and other factors beyond our control may adversely impact our business, financial condition, and results of operations.
U.S. trade policies, including the imposition of tariffs, and potential related actions by other countries are outside of our control and may affect our results of operations. Recently, the United States announced tariffs on imports from a broad range of countries which we anticipate will cause inflationary pressures, possible retaliatory tariffs and higher costs of products sold by our customers, vendors, partners, and suppliers, reducing demand, compressing margins, and impairing their financial performance and ability to meet obligations. If maintained, the announced U.S. tariffs, as well as related measures that could be taken by other countries, could affect our results of operations.
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

The Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. During fiscal year 2025, we determined the Bolivian Boliviano (BOB) lacked exchangeability into other currencies under the Amendments, requiring us to estimate the applicable spot exchange rate. The use of an estimated exchange rate has affected our results of operations in Bolivia, which represents approximately 6% of our total revenue for the year ended December 31, 2025. Future changes in currency convertibility or estimates of exchange rates in Bolivia or other markets in which we operate could increase volatility and further affect our results of operations.
A significant amount of our debt and long-term financial commitments are denominated in U.S. dollars.
Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by a lack of long-term financing in local currencies or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Quantitative and Qualitative Disclosures About Market Risk—Foreign currency risk.”
Due to the lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures.
We had net foreign exchange gains of $71 million in fiscal year 2025 compared to net foreign exchange losses of $43 million in fiscal year 2024 and net foreign exchange gain of $31 million in fiscal year 2023. At the operational level, we seek to match the currencies of our cash inflows and outflows, but while this practice reduces, it does not eliminate, our significant foreign exchange exposure to the U.S. dollar.
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
Any “unpegging,” particularly if the currency weakens against the U.S. dollar, has in the past and could in the future have an adverse effect on our business, financial condition or results of operations. Currently, Bolivia operates a fixed peg to the U.S. dollar. However, in light of the recent shortage of U.S. dollars, the increased use of alternative currencies such as the Chinese Yuan, and the increasing threat of an economic downturn, there can be no assurance that such peg will be maintained in the future.
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
Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial condition or cash flows.
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
From time to time, in the ordinary course of our business, we are involved in legal proceedings. Some of these legal proceedings can be complex, costly, and highly disruptive to our business operations. Certain of these proceedings may be spurious in nature and may demand significant energy and attention from management and other key personnel. Moreover, from time to time, we face litigation involving inflated claims for damages and litigation that may be improperly brought against us. The risks associated with these cases may be exacerbated by a lack of transparency in the judicial systems of certain markets in which we operate, which may affect the predictability, timing or outcomes of legal proceedings. The assessment of the outcome of legal proceedings, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The amounts ultimately received or paid upon settlement or pursuant to final judgment, order or decree may differ materially from amounts accrued in our financial statements. In addition, litigation or similar proceedings could impose restraints on our current or future manner of doing business. For example, if we enter litigation proceedings with a regulator in a country in which we operate, we may face penalties or decrees that compel us to cease or partially cease the provision of certain of our services or the operation of our networks.
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
We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. We operate in countries which pose elevated risks of corruption violations, and in certain of our markets, we have been and may continue to be subject to governmental investigations that include the telecommunications sector. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures. Moreover, investigations of any actual or alleged violations of such laws or policies related to us could be time consuming, distracting to management and expensive, with the potential to harm our business, financial condition, results of operations, cash flows or prospects. For example, in November 2025, our Guatemalan Subsidiary, Comunicaciones Celulares SA (Comcel), entered into a two-year Deferred Prosecution Agreement (DPA) with the U.S . Department of Justice (DOJ) to resolve an investigation concerning historical improper payments made to Guatemalan government officials. Under the terms of the DPA, Comcel paid a $60 million fine and forfeit $58.2 million in approximate benefits derived from the improper payments. We also agreed to certain terms as part of the DPA, such as ongoing cooperation and disclosure requirements, as well as continued remediation and implementation of compliance measures.

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
We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks, as well as with detecting, monitoring and reducing incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.
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
Although we implement and provide training on health and safety matters, particularly related to the risks of working on telecommunications towers or on TV poles, there is no guarantee that our employees or our contractors will comply with applicable safety standards. For example, in 2024, we unfortunately suffered one employee fatality and two fatalities in our contracted services. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of, or injury to, our employees or contractors, as well as expose ourselves to possible litigation and reputational harm.

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
As of December 31, 2025, approximately 12% of our employees participated in collective employment agreements. While we have collective bargaining agreements in place, we could incur significant additional labor costs and/or experience work stoppages as a result of subsequent negotiations or new minimum wage legislation, which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact they would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructuring and other activities that impact employees. We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations materially and adversely affect the quality of our services and harm our reputation.
3.Risks related to Millicom’s size and structure and leadership
a.Size - capacity and limitations
The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.
As of December 31, 2025, our consolidated indebtedness excluding lease liabilities was $6,886 million, of which MIC S.A. incurred $2,416 million directly, and MIC S.A. guaranteed $480 million of indebtedness incurred by its subsidiaries. Including lease liabilities, our consolidated indebtedness was $9,472 million as of December 31, 2025. In addition, at December 31, 2025 our joint venture in Honduras, which is non-recourse to MIC S.A., had $367 million of debt and lease liabilities of $392 million.
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
We funded our acquisitions in Panama and Nicaragua mainly by incurring additional indebtedness, including through the issuance of a $750 million 6.25% bond on March 25, 2019, and the issuance by our subsidiary Telecomunicaciones Digitales, S.A. (formerly known as Cable Onda S.A.) of a $600 million 4.5% bond in November 2019. Additionally, during 2022, we refinanced the $2,150 million bridge loan that we obtained to fund the acquisition of the remaining 45% equity interest in our joint venture business in Guatemala with the issuance of new long-term debt by our local subsidiary and new equity. Also, in October 2025 our acquisition in Uruguay was partially funded with a new local-currency loan of approximately $159m equivalent.
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
We pursue acquisitions, investments and merger opportunities from time to time which may subject us to significant risks, and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.
From time to time, we pursue acquisitions of, investments in strategic partnerships and mergers with businesses (including other providers that we compete with), technologies, services and/or products that complement or expand our business. Some of these transactions are, and other potential transactions could be, significant relative to the size of our business and operations. For example, on March 12, 2025, we entered into a definitive agreement to acquire 67.5% of Telefónica Colombia, or Telecomunicaciones S.A. ESP BIC ("Coltel"). Pursuant to the agreement, we also agreed to participate in the public sale process to acquire the remaining 32.5% of Coltel held by La Nación and other investors, and to participate in a separate public sale process to acquire the remaining equity interest in our existing operations in Colombia held by Empresas Públicas de Medellín. Our aggregate investment in these transactions is expected to be approximately $1 billion; however, there are numerous factors beyond our control that could affect the total amount of the investment, including but not limited to the prices fixed by the public sale processes. On January 27, 2026, Millicom was awarded 100% of the EPM's remaining shares in UNE EPM Telecommunicaciones S.A. and on February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Coltel. See Note H, "Subsequent Events" to the audited consolidated financial statements included elsewhere in this Annual Report.

Further, we may pursue other strategic transactions that could subject us to significant risks.
These transactions involve, and any similar transactions in the future could involve, a number of risks and present financial, managerial, governance and operational challenges, including: diverting management's attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; loss of control or significant influence, potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees.
Moreover, we may not be able to successfully complete acquisitions, mergers and strategic partnerships due to various challenges, such as the failure to obtain required regulatory approvals or strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities (which may include other participants in the public sale processes for the equity interests in Coltel held by La Nación and other investors and the equity interests in our existing operations in Colombia held by Empresas Públicas de Medellín).
There can be no assurance that we will be able to complete such transactions in the manner that we anticipate or at all, or that we will realize the expected operating efficiencies, synergies, cost savings, revenue enhancements or other benefits from such transactions. Any inability to realize the full extent of the anticipated benefits from such transactions could have a material adverse effect on our business, financial condition and results of operations.
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
These services include, financing, procurement, technical and management services, business support services (including a shared services center in El Salvador, corporate offices in Guatemala and Colombia, and a multinational corporation headquarters (SEM) in Panama, among others), digital transformation, customer experience, procurement, human resources, legal, information technology, marketing services and advisory services related to the construction, installation, operation, management and maintenance of its networks. If Millicom's central functions are unable to provide these services to our operating subsidiaries and joint ventures on a timely basis and at a level that meets our needs, our operating subsidiaries and joint ventures may be disrupted.
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
We have adopted, and may in the future adopt, share repurchase programs under which we are authorized to repurchase our shares. However, there can be no assurance that any future share repurchase program will be fully consummated. The amount, timing and execution of any share repurchase program may fluctuate based on our priorities for the use of cash or as a result of changes in cash flows, tax laws, and the market price of our shares. Any reduction or discontinuance by us of dividend payments or repurchases of our shares may cause the market price of our shares to decline.
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
As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.
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
(ii)the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and providing for liability for insiders who profit from trades made in a short period of time; and
(iii)the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Disclosure Controls and Procedures.” Our independent registered public accounting firm has issued a report as of December 31, 2025. See “Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.” However, if we fail to maintain an effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As a foreign private issuer, we are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2026.
In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher.
If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
c.Shareholder protection
Xavier Niel owns a significant amount of Millicom’s shares, giving him substantial management influence that may not align with the interests of our other shareholders.

As of December 31, 2025, Atlas Investissement S.A.S., formerly known as Atlas Luxco S.à r.l. (“Atlas”), owned 70,470,018 shares, representing 42.2% of the voting shares of the Company (excluding treasury shares of 1,906,226). The sole owner of Atlas is Atlas Investissement S.A.S., the sole owner of Atlas Investissement S.A.S. is Iliad Holding S.A.S. and the sole owner of Iliad Holding S.A.S. is Maya S.A.S. , which is owned by Xavier Niel and his children. In addition, four of our eight directors are affiliated with Mr. Niel.

As a result, Mr. Niel has the ability to exert significant influence over our strategic, operating and financial policies. Mr. Niel also has the ability to influence the election of our directors and the outcome of other corporate actions requiring shareholder approval, such as a merger or sale of the Company, a sale of all or substantially all of our assets, or amendments to our Articles of Association. This concentration of voting power could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other shareholders or that could be disadvantageous to our shareholders with interests different from those of Mr. Niel. In addition, the significant concentration of ownership may adversely affect the market value of our common shares due to investors’ perception that conflicts of interest may exist or arise.

Although we are not considered to be a “controlled company” under Nasdaq corporate governance rules, we could in the future become a controlled company if Atlas were to acquire more than 50% of the voting power of the Company. If this were to occur, we may in the future elect to rely on the “controlled company” exemptions under the Nasdaq corporate governance rules, particularly in the event that we no longer qualify as a foreign private issuer and therefore cease to be eligible for the exemptions separately provided by such status. In that event, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards.

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
Risk Management
Risks and Uncertainty
Millicom operates its business in emerging markets with unpredictable political and economic environments, presenting a higher level of inherent risk compared to mobile and cable businesses in more mature markets. Our governance and oversight structure is designed to reduce uncertainties and mitigate these risks. Thus, we only accept risks in our businesses and markets to the extent that opportunities for sufficient returns exist, and where we can design, implement, and operate appropriate systems and controls to manage those risks.

We recognize that risk is linked with opportunity and closely aligned with strategic goals. Our risk management focus is on reducing uncertainty to enhance decision-making in strategy formulation and the allocation of capital and resources.

Risk Management
The Board of Directors is responsible for ensuring a sound system of risk management and internal controls and overseeing the processes that govern the identification, assessment, and prioritization of risks. The Audit and Compliance Committee monitor these activities by reviewing risk management reports, methodologies, and the effectiveness of controls across the organization.

Responsibility for maintaining effective internal controls is delegated to the CEO and the Group Leadership Team with oversight provided by the Audit and Compliance Committee. The Group Leadership Team is supported by a dedicated Business Control team responsible for the internal control framework. In addition, each country has its own local Business Control team responsible for monitoring and strengthening the local control environment.
Risks are identified and managed by management, with prioritization based on the likelihood of occurrence and potential impact to the business. Risks are quantified, measured, and monitored using risk indicators, and action plans are implemented to reduce gaps between current and target risk levels. Millicom has a management risk committee comprised of members of the Group Leadership Team and central functions responsible for key enterprise risks (the "Management Risk Committee"). The Management Risk Committee meets at least quarterly to review the evolution of key risks, monitor risk levels against appetite and tolerance, and assess potential future uncertainties and how they may manifest themselves as risks to Millicom's business. The Audit & Compliance Committee also meets quarterly and reviews reports on status of enterprise risks and internal controls. The Chief Risk Officer is part of the Group Leadership Team.

The Internal Audit & Enterprise Risk Management function is responsible for designing, implementing, and monitoring Millicom’s enterprise risk management framework and processes. Results from internal audits and risk assessments are regularly reported to both the Management Risk Committee and the Audit & Compliance Committee.

Technology and Information
Information Security

Our Global Chief Information Security Officer ("CISO") manages the information security program and reports to the Chief Technology and Information Officer ("CTIO"). The CISO is responsible for identifying, managing and mitigating technology-centric risks throughout the Company. The CISO oversees regional information security teams to ensure the confidentiality, integrity and availability of all business-critical information systems and assets, and the regional information security teams work closely with business and technology leaders to ensure compliance with corporate policies and regional information security regulatory requirements within the various countries where we conduct business. Guillaume Duhaze is the current CTIO, and Lourdes Lay Sánchez, the Company's CISO.

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall enterprise risk management. We manage cybersecurity risks through our information security program, which is designed to align with the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). Our information security program manages cybersecurity risks by creating a framework for identifying the source of cybersecurity threats and incidents (including threats associated with the use of services provided by third-party service providers), training employees and specialized roles, implementing measures to protect critical data and data flows, monitoring essential networks and applications, identifying and remediating vulnerabilities and informing executive management and our Board of Directors of material cybersecurity threats and incidents.

Our cybersecurity team also engages a third-party consultant for risk incident detection and vulnerability assessment, which employs a risk management program based on Rapid7's solutions. We confer with our third-party consultant to assess the adequacy and strength of our monitoring efforts, address operational issues and drive continuous improvement.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Key Information—1. Risks related to the telecommunications, cable and MFS industries—f. Cybersecurity and data protection" in this Annual Report.

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

Role of Management
While our Board of Directors has overall responsibility for the oversight of our enterprise risk management, our management is responsible for day-to-day risk management. Our cybersecurity risk management is under the direction of our CTIO and CISO, and they are primarily responsible for defining and implementing our information security program and cybersecurity risk management (which we do not engage third parties for). In particular, our CTIO and CISO are responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes and risk indicators to ensure that such potential cybersecurity risk exposures are monitored, and implementing mitigating actions and plans to lower risks to targeted levels. In addition, our CTIO and CISO oversee the design of trainings on cybersecurity risks that are provided to all employees at least annually and specialized trainings for key roles within the Company. Both our employees and third party employees participated in our security awareness and training campaign in 2025 covering key threats—including but not limited to phishing risk—as well as prevention and company procedures. We have also maintained a strong focus on specialized security training for privileged users. We implemented targeted training and awareness sessions and tests to reinforce secure practices and assess their knowledge. This initiative has been essential for enhancing our security controls.
We engage specialized third parties for specific elements of our program (e.g., risk detection and vulnerability assessment leveraging Rapid7 solutions), while overall cyber risk management remains the responsibility of our CTIO and CISO. We (i) will furnish a Form 6‑K for any material cybersecurity incident and (ii) will disclose on an annual basis material information regarding our cybersecurity risk management, strategy and governance on Form 20-F.
Our CTIO and CISO receive reports from our cybersecurity team and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. Under the cybersecurity incident response plan, our CISO assigns a severity rating to each incident, and an escalation matrix is used to provide notifications to management and the Board of Directors based on the severity and duration of the incident.
In addition, our CTIO and CISO provide a quarterly update to the Audit and Compliance Committee on Millicom's cybersecurity risk management that includes reports on cybersecurity threats and incidents, mitigation strategies and remediation plans, recent developments in cybersecurity and updates to the Company's cybersecurity programs. Our CTIO and CISO provide a similar cybersecurity update to management, typically once a month.
Our CTIO and CISO are experienced information systems security professionals. Our CTIO has more than 30 years of experience in the telecommunications industry, particularly with technology-related aspects of telecommunication companies. His presence in the telecommunications business makes him knowledgeable about the technology and cybersecurity risks that are specific to the industry and our markets. Our CISO has over 20 years of experience in information technology, including 15 years in information technology security, information security, and managing cybersecurity risks, and is certified in cybersecurity by the Information System Security Certification Consortium (ISC2).

INFORMATION ON THE COMPANY
History and Development of the Company
The Company’s legal name is Millicom International Cellular S.A. ("MIC S.A." or "the Company"). The Company uses the Tigo brand in all of the countries in which it does business. MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. The Company’s address is: 148-150 Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number for the Head of Financial Reporting is: +352 691 750 041. The Company’s U.S. agent is: C T Corporation, 28 Liberty Street, 42nd Floor, New York, New York 10005, United States.

MIC S.A. was formed in December 1990 when Kinnevik AB, formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated, a corporation established in the United States, contributed their respective interests in international mobile joint ventures to form MIC S.A. See “Information on the Company—Business Overview” for historical information regarding the development of our principal geographic markets and “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Group capital expenditures and commitments” for a description of our capital expenditures.
The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company’s website address is www.millicom.com. The information contained on, or that can be accessed through, the Company’s website is not part of, and is not incorporated into, this Annual Report.

Business Overview
Introduction
We are a leading provider of fixed and mobile services dedicated to emerging markets. Through our main brands Tigo® and Tigo Business™, we provide a wide range of digital services in eleven countries in Latin America, including high-speed data, cable TV, direct-to-home satellite TV (“DTH” and when we refer to DTH together with cable TV, we use the term “pay-TV”), mobile voice, mobile data, SMS, MFS, fixed voice, and business solutions including value-added services (“VAS”). We provide services on both a business-to-consumer (“B2C”) and a business-to-business (“B2B”) basis, and we have used the Tigo brand in all our markets since 2004.
We offer the following principal categories of services:
•Mobile, including mobile data, mobile voice, and MFS to consumer, business and government customers;
•Fixed and other services, including broadband, pay-TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and VAS and solutions to business and government customers.
We provide both mobile and fixed and other services in ten countries: Bolivia, Colombia, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay and Uruguay. In addition, we provide fixed and other services in Costa Rica.
Additionally, we have a large portfolio of infrastructure across Latin America and, including our Honduras joint venture, our portfolio includes around 2,000 towers (after the finalization of the infrastructure deals that occurred in 2025 as historically, we have operated more than 9,000 towers), 12 Tier III data centers and more than 200,000 kilometers of fiber. See note A.1. to our audited consolidated financial statements included elsewhere in this Annual Report.
During the latter half of 2023 and throughout 2024, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group streamlined its structure, with all General Managers of operations and Group Leadership Team members reporting directly to the Chief Executive Officer ("CEO"). The CEO, together with the Chief Financial Officer ("CFO") and the Chief Technology & Information Officer ("CTIO"), form the Chief Operating Decision Maker (“CODM”). Following these organizational changes, and considering the information being reviewed by the CODM to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation. Our reportable segments consist of Guatemala, Colombia, Panama, Bolivia, Honduras, Paraguay, and Other, which includes El Salvador, Nicaragua, Costa Rica, Uruguay and Ecuador (these two latest for 2025). See “Operating and Financial Review and Prospects—Operating Results—Our segments.”

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
As of December 31, 2025, we provided services to 49.3 million mobile customers and 4.6 million customer relationships with a subscription to at least one of our fixed services. This includes 4.2 million customer relationships on our HFC and FTTH networks and 0.3 million DTH subscribers. The remaining customer relationships are served using various technologies, including fixed wireless solutions as well as our legacy copper network. We also provide mobile financial services ("MFS") under our Tigo Money brand, which operates in Paraguay, Guatemala, El Salvador, Bolivia and Honduras.
For the year ended December 31, 2025, our revenue was $5,819 million and our net profit attributable to the owners of the company was $1,316 million. We had approximately 15,000 employees, including our Honduras joint venture.
Our strategy
Our strategy is to continue to expand the reach and capacity of our networks and distribution capabilities to grow our customer base over time. Underpinning this strategy is management’s assessment that penetration rates for both mobile and fixed broadband services in our markets are low relative to penetration rates in other markets globally, and that they have potential to increase over time. Based on our own subscribers data, mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G networks, were approximately 73% in Bolivia, 65% in Panama, 64% in Ecuador, 63% in Uruguay, 62% in El Salvador, 61% in Colombia, 61% in Honduras, 59% in Paraguay, 54% in Nicaragua and 51% in Guatemala as of December 31, 2025 Based on our own customer data and market intelligence, fixed and other services penetration rates, as measured by the number of residential broadband customers as a percentage of households in the country, were approximately 59% in Colombia, 56% in Costa Rica, 51% in Panama, 47% in Paraguay, 44% in El Salvador, 34% in Bolivia, 27% in Guatemala, 25% in Honduras, and 22% in Nicaragua as of December 31, 2025.
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
Mobile is the largest part of our business and generated 60% of consolidated service revenue for the year ended December 31, 2025 and 58% of our consolidated service revenue for the year ended December 31, 2024.
Mobile data, mobile voice and SMS
We provide our mobile data, mobile voice and SMS services through 2G, 3G and 4G networks in all our mobile markets,except for Colombia, El Salvador and Uruguay where 2G has been discontinued, and we offer 5G in Guatemala, Colombia, El Salvador, Uruguay and Ecuador as of December 31, 2025.
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
Mobile Financial Services (MFS)
We provide a broad range of mobile financial services ("MFS") such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs through our MFS App, Tigo Money. Tigo Money allows our customers to send and receive money, without the need for a bank account. As of December 31, 2025, we provided MFS to 2.8 million Tigo and non-Tigo customers. The service complements our Mobile and Fixed service offerings and increases customer satisfaction and loyalty, increasing ARPU and reducing customer churn. Since 2022, we have evaluated various pathways to maximize Tigo Money's value creation potential. Our strategic priority has now evolved primarily towards executing a partial or full divestiture of the business, and we are in early stages of our expected partial monetization.
Fixed and other service revenue
In our Fixed and other service revenue category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential (Home) consumers and to government and business (B2B) customers. Fixed and other service revenue generated 38% of our consolidated service revenue for the year ended December 31, 2025 and 40% of our consolidated service revenue for the year ended December 31, 2024.
Home
Our fixed-service residential customers (a “customer relationship”) generate revenue for us by purchasing one or more of our three fixed services: pay-TV, fixed broadband, and fixed telephony. We refer to each service that a customer purchases as a revenue generating unit (“RGU”), such that a single customer relationship can have up to three RGUs in countries where we are permitted to sell all three services.

We provide Home services mainly over our HFC and FTTH networks, but we also offer pay-TV services via our DTH platform. In some markets, we also provide broadband services using fixed-wireless access and copper-based technologies. Throughout this report, we include FTTH network and customer metrics as a subset of our HFC network and customer metrics.
We provide Home services in every country where we operate except for Uruguay and Ecuador. As of December 31, 2025, the Group had 4.6 million customer relationships, of which 4.2 million were connected to our HFC and FTTH networks, and we had 8.0 million HFC and FTTH RGUs.
B2B fixed
We offer fixed-voice and data telecommunications services, managed services and cloud and security solutions to small, medium and large businesses and governmental entities. We offer B2B fixed services in all of the markets in which we operate.
We have already deployed more than 200,000 kilometers of fiber in our markets, including our Honduras joint venture, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. We have also established partnerships in the area of hypercloud, virtualization and Internet of Things, to capture the growth in the adoption of these technologies and help our customers accelerate their digital transformations.
Our markets
Overview
The eleven markets we serve are Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras (through our joint venture), Nicaragua, Panama, Paraguay and Uruguay. We provide Fixed and other services in each of these markets, and also we provide Mobile services in each market except for Costa Rica.
The following chart shows the relative revenue generation of each country in our Group for 2025 (excluding our Honduras joint venture and before inter-segment and other eliminations. Ecuador and Uruguay revenue is included as of each respective date of acquisition:

Millicom's Mobile and Broadband Operations(1)

Honduras
(Joint Venture)
Mobile #1
BBI #1
Nicaragua
Mobile #1
BBI #2
Guatemala
Mobile #1
BBI #1
El Salvador
Mobile #1
BBI #2
Colombia
Mobile #2
BBI #2
Costa Rica
BBI #4
Panama
Mobile #1
BBI #1
Ecuador
Mobile #2
Paraguay
Mobile #1
BBI #1
Bolivia
Mobile #2
BBI #1
Uruguay
Mobile #2

(1)     The data presented here is based on subscriber numbers as of December 31, 2025 and reflects Millicom's experience and our investigation of market conditions.The number of market players in each country reflects only large national network operators and excludes smaller players, and Millicom's position is based on total market share by subscribers. As of December 31, 2025, Millicom had a non-controlling partner in Colombia (50% that has been acquired by Millicom on January 29, 2026) and a joint venture partner in Honduras (33%), with the latter accounted for in the Group's consolidated financial statements using the equity method.
Bolivia
We provide Mobile and Fixed and other services through Telefónica Celular de Bolivia S.A., which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.
Mobile: As of December 31, 2025, we served 4.0 million subscribers and were the second largest provider of Mobile services in Bolivia.
Fixed and other: As of December 31, 2025, we were the largest provider of broadband services in Bolivia, as measured by subscribers, and we had 680,000 customer relationships. We offer broadband services through HFC and FTTH, and we provide pay-TV primarily through HFC, FTTH, and DTH in Bolivia.
Colombia
We provide Mobile and Fixed and other services in Colombia through UNE EPM Telecomunicaciones S.A. ("UNE"), in which we own a 50% plus one voting share interest, and Colombia Móvil S.A., which is a wholly owned subsidiary of UNE. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014. As further disclosed in Note H to our audited consolidated financial statements included elsewhere in this Annual Report, on January 27, 2026, Millicom was awarded 100% of the EPM's remaining shares in UNE EPM Telecommunicaciones S.A. and on February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”),
Mobile: As of December 31, 2025, we served 13.2 million subscribers and were the second largest provider of Mobile services in Colombia. On February 26, 2024, Colombia Móvil S.A. ESP ("Tigo Colombia") finalized an agreement with Coltel to create a jointly owned mobile infrastructure business, combining some of our mobile network infrastructure and spectrum assets with the mobile network infrastructure and spectrum assets of Coltel.

Fixed and other services: Tigo is one of the principal digital cable operators in Colombia. As of December 31, 2025, we were the second largest provider of broadband internet services in Colombia, as measured by subscribers, with 1.7 million customer relationships. Since 2022, we also have wholesale network access agreements with Empresa de Telecomunicaciones de Bogota ("ETB") and Ufinet, giving us the ability to market Tigo fixed services in the Bogota metropolitan area where ETB or Ufinet have deployed their FTTH networks.
Costa Rica
We provide Fixed and other services in Costa Rica through Millicom Cable Costa Rica S.A. ("Millicom Costa Rica"), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country. As further disclosed in our audited consolidated financial statements included elsewhere in this Annual Report, on September 11, 2025, the telecommunications regulator in Costa Rica (Superintendencia de Telecommunicaciones or "SUTEL"), issued a resolution rejecting the petition to merge Tigo Costa Rica with Liberty Latin America pursuant to the agreement signed on August 1, 2024 . Millicom and Liberty have appealed this decision. On 12 November 2025, the Telecommunications Superintendency (SUTEL) issued its final resolution, deciding not to approve the above mentioned transaction.
Fixed and other services: As of December 31, 2025, we had 189,000 customer relationships through our HFC network and DTH services, and we were the fourth largest provider of broadband internet services in Costa Rica, as measured by subscribers.
Ecuador
Mobile: In October 30, 2025, we purchased Otecel, S.A. the second largest provider of Mobile services in Ecuador. As of December 31, 2025, we served 5.1 million mobile subscribers.
Fixed and other services: We deliver B2B fixed connectivity services—such as MPLS data and DIA—to large corporations and enterprises with point‑to‑point network needs. Our fiber footprint, originally deployed to support mobile network sites, enables us to scale advanced solutions including SD‑WAN and cybersecurity services.

El Salvador
We provide Mobile and Fixed and other services in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly owned by the Millicom Group. We have operated in El Salvador since 1993.
Mobile: As of December 31, 2025, we served 3.0 million subscribers and were the largest provider of Mobile services in El Salvador.
Fixed and other services: Telemóvil is a leading cable operator in El Salvador. As of December 31, 2025, we were the second largest provider of broadband internet services, as measured by subscribers, with a total of 310,000 customer relationships on our HFC and FTTH networks and DTH services.
Guatemala
We provide Mobile and Fixed and other services in Guatemala, principally through Comunicaciones Celulares S.A. ("Comcel"). On November 12, 2021, we signed and closed an agreement to acquire the remaining 45% equity interest in Comcel and the other entities that operate our Guatemala business from our local partner. As a result, Millicom owns a 100% equity interest in the entities that operate our Guatemala business and fully consolidates them since that date. We have operated in Guatemala since 1990.

Mobile: As of December 31, 2025, we provided Mobile services to 11.7 million customers and were the largest provider of mobile services in Guatemala. In 2022, we became the first mobile operator in the country to launch 5G services. During 2023, we participated in two separate spectrum auctions, which allowed us to significantly increase the total amount of spectrum available to us.
Fixed and other services: As of December 31, 2025, we were the largest provider of broadband internet services in Guatemala, as measured by subscribers, and we served 698,000 customer relationships with both HFC and FTTH networks, as well as DTH services.
Honduras
We provide Mobile and Fixed and other services in Honduras through Telefónica Celular S.A. de C.V. (“Celtel”), a joint venture in which the Millicom Group holds a 66.67% equity interest. The remaining 33.33% of Celtel is owned by our local partner. See “Operating and Financial Review and Prospects—Operating Results—Our segments—Honduras joint venture” for details regarding the accounting treatment of our Honduras operations. We have operated in Honduras since 1996.
Mobile: As of December 31, 2025, we served 5.0 million Mobile subscribers, and we were the largest provider of Mobile services.
Fixed and other services: As of December 31, 2025, we were the largest provider of broadband internet services, as measured by subscribers, with 191,000 customer relationships. We offer triple-play services (cable TV, internet and fixed telephone) in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our fixed network. We continue to invest to expand and upgrade the capacity of our fixed network in Honduras.
Nicaragua
In 2019, we purchased Telefonía Celular de Nicaragua, S.A., the leading provider of Mobile services in the country. As of December 31, 2025, we served 3.8 million mobile subscribers.
Prior to 2019, we had a very small presence in Nicaragua, where we provided mostly B2B fixed services. We have also provided Cable services to a small but rapidly growing customer base since 2018. We were the second largest provider of broadband services, as measured by subscribers, as of December 31, 2025.
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
Mobile: As of December 31, 2025, we had 2.9 million Mobile subscribers, and we were the largest provider of Mobile services in Panama.
Fixed and other services: As of December 31, 2025, we had 442,000 customer relationships on our fixed network as well as through DTH services, and we were the largest provider of broadband internet services in Panama, as measured by subscribers.
Paraguay
We provide Mobile and Fixed and other services in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefónica Celular del Paraguay S.A. ("Telecel"). We have operated in Paraguay since 1992.
Mobile: As of December 31, 2025, we had 4.4 million Mobile subscribers, and we were the largest provider of Mobile services in Paraguay.
Fixed and other services: We are the largest provider of broadband internet services in Paraguay as measured by subscribers. As of December 31, 2025, we had 502,000 customer relationships with our fixed networks, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our fixed network, and we use our DTH license to offer pay-TV in areas not reached by our fixed network. We offer residential broadband internet services mostly using our fixed network, but we also employ wireless technology to provide service beyond the reach of our fixed networks. We have exclusive rights to broadcast Paraguay’s national league championship games through 2027, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2026.
Uruguay
Mobile: On October 7, 2025, we purchased Telefónica Móviles de Uruguay S.A., the second largest provider of Mobile services in Uruguay. As of December 31, 2025, we served 1.1 million mobile subscribers.
Fixed and other services: We provide B2B Fixed Internet services and point-to-point connectivity for businesses, with last-mile connectivity delivered via radio frequency. We also deliver SD-WAN, cloud and security solutions to companies and government entities.

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

The table below summarizes our most important current mobile spectrum holdings by country:

Country	Spectrum	Blocks	Expiration date
Bolivia	700MHz	2x12MHz	2028
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Bolivia	27GHz	575MHz	2031
Colombia**	700MHz	2x20MHz	2040
Colombia**, ***	AWS	2x10MHz	2025
Colombia**	1900MHz	2x5MHz	2029
Colombia**	1900MHz	2x20MHz	2043
Colombia**	1900 MHz	2x7,5MHz	2041
Colombia**, ***	1900 MHz	2x7,5MHz	2025
Colombia**	3500MHz	1x80MHz	2044
Ecuador	700 MHz	2x15 MHz	2038
Ecuador	850 MHz	2x12,5 MHz	2038
Ecuador	1900 MHz	2x30 MHz	2038
Ecuador	3500 MHz	1x100 MHz	2038
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	AWS	2x25MHz	2040
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2027
El Salvador	2600 MHz	1x50 MHz	2038
Guatemala	850MHz	2x24MHz	2032 - 2033
Guatemala*	700MHz	2x15MHz	2033 - 2035
Guatemala	700MHz	2x10MHz	2043
Guatemala*	2600MHz	2x45MHz	2026 -2032 -2043
Guatemala	2600MHz	1x50MHz	2032
Guatemala	3500MHz	1x75MHz	2033
Guatemala	3500MHz	1x50MHz	2033
Honduras	850MHz	2x25MHz	2028
Honduras	AWS	2x20MHz	2028
Nicaragua	700MHz	2x20MHz	2033
Nicaragua	850MHz	2x12.5MHz	2033
Nicaragua	1900MHz	2x30MHz	2033
Nicaragua	AWS	2x20MHz	2033
Panama	700MHz	2x15MHz	2036
Panama	850MHz	2x12.5MHz	2036
Panama	1900MHz	2x20MHz	2036
Panama	AWS	2x20MHz	2036
Paraguay	850MHz	2x12.5MHz	2026
Paraguay	700MHz	2x15MHz	2029
Paraguay	AWS	2x15MHz	2026
Paraguay	1900MHz	2x15MHz	2027
Uruguay	1900MHz	2x20MHz	2033

Country	Spectrum	Blocks	Expiration date
Uruguay	1900MHz	2x5MHz	2042
Uruguay	1900MHz	2x5MHz	2044
Uruguay	2600MHz	2x20MHz	2045-2047
Uruguay	3500MHz	100MHz	2047

* Spectrum blocks have regional allocations and varying expiration dates.
** As further disclosed in Note E.4.2. to our audited consolidated financial statements, Tigo Colombia and Coltel signed a mobile network sharing agreement on February 26, 2024. Pursuant to the agreement, both entities transferred spectrum licenses to their joint operations ("Unión Temporal"). Tigo Colombia transferred two blocks of spectrum in the 700 MHz band (2x10MHz in December 2024 and 2x10MHz September 2025) and two blocks in the 1900MHz band (2x20MHz in June 2025 and 2x5MHz in October 2025). Coltel transferred two blocks of spectrum in the 1900MHz band, delivered in three separate allocations (2x7,5MHz in June 2025, and 2x2,5MHz in July 2025 and 2x5MHz in November 2025) and one block of AWS spectrum (2x10MHz AWS in October 2025). Additionally, 80 MHz in the 3500 MHz band (5G license) was granted to the Union Temporal in February 2024.
*** Permits for the use of 15 MHz in the 1900 MHz band and 20 MHz in the AWS band have expired. However, the renewal application was duly submitted to the regulator within the legally established timeframe. Pursuant to Article 35 of Decree 019 of 2012, the use of the spectrum remains authorized while the Ministry completes the renewal process. Accordingly, the permits are legally extended until the renewal decision is issued.

Below, we provide further regulatory details in respect of certain of our main countries of operation.
Bolivia: We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2028/2031, internet fixed service until 2046, Tvcable until 2028, VOIP authorization until 2028 and VAS services until 2027.
Colombia: Through our joint operations, we operate a nationwide mobile network and hold spectrum licenses with the earliest expiration in 2029. We also hold licenses for wireless services, with the earliest expiring in 2027.

Costa Rica: We hold a general license to provide telecommunication services which expires in 2029, and a spectrum permit to download content for cable TV services which expires in 2029.

El Salvador: We hold a license to provide TV services until 2029 (fixed), telephone services until 2030, wireless telephone services until 2034 and several spectrum licenses until 2041.

Ecuador: We hold a license to provide internet access until 2036, and spectrum licenses that expire simultaneously in 2038.

Uruguay: We hold spectrum licenses with the earliest expiration in 2033.

Guatemala: We operate a nationwide mobile network and hold spectrum licenses with the earliest expiration in 2026.

Honduras: Celtel has spectrum licenses in the 850 MHz and AWS bands, which expire in 2028. The Honduran government has been planning a multi-band frequency spectrum auction in the 700 MHz and 3,500 MHz bands. However, any spectrum auction is expected to be executed after a modification of the applicable telecommunications law.

Panama: We hold cable TV, radio licenses and certain licenses to operate local, national and international long distance telephony and resale services that will expire in 2044. We also have certain other licenses to operate national and international long-distance telephony, which we expect to renew. Two new blocks of 2x10 MHz in the 1900 MHz band were assigned until 2036, totaling 40 MHz in the band.

Paraguay: We own licenses in four bands of spectrum in Paraguay with the earliest expiration in 2026. We also hold licenses to provide fixed internet and pay TV (cable and satellite) services with the earliest expirations in 2026 and 2028 respectively.

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
As a result, in 2023, we created Lati International S.A.. In 2023, we also began the process of identifying and transferring towers to newly created local legal entities in each of our countries of operation in order to operate and manage these assets separately in the future.
In order to optimize the capital structure of our Tower business, we have also concluded a monetization process for our Tower business in Central America and Paraguay. We believe this will allow us to focus our capital investment on other fixed assets, such as network equipment, thereby increasing our network coverage, capacity and the overall quality of our service, while also improving our return on invested capital. On October 28, 2024, Millicom agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets. Following the sale, Millicom continues to own certain Lati subsidiaries in Bolivia that own and operate approximately 2,000 towers.
As part of the other assets portfolio sale described above, Tigo Nicaragua transferred most of the towers to SBA for a total gross consideration of approximately $49 million. The tower transfer qualifies as a sale under IFRS 15 and under IFRS 16, Millicom continues to use a percentage of the towers economic benefit via the leaseback.
During the year on December 31, 2025 , Millicom closed the above mentioned transaction through the sale of its Lati Operations for Millicom’s mobile passive infrastructure assets and auxiliary agreements like build to suit, corporate guarantees, exclusivity or other agreements. In addition to the transactions with SBA, Millicom sold Lati Paraguay to Atis Group on June 3, 2025.

Tower sales in Colombia
On January 24, 2024, Tigo Colombia signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million. Under IFRS 16, this transaction is considered a sale and leaseback.

For additional information, see note E.4. to our audited consolidated financial statements included elsewhere in this Annual Report.

Organizational Structure and Subsidiaries
The parent company, Millicom International Cellular S.A. ("MIC S.A."), is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S.A.’s main subsidiaries as of December 31, 2025:

Entity	Country	Activity	Ownership Interest* (%)
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share
Comunicaciones Celulares S.A.	Guatemala	Mobile	100
Grupo de Comunicaciones Digitales, S.A. (formerly Telefónica Móviles Panama, S.A.)	Panama	Mobile	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100
Millicom International Operations B.V.	Netherlands	Holding Company	100
Millicom International Services LLC	USA	Services Company	100
Millicom LIH S.A.	Luxembourg	Holding Company	100
Millicom International Operations S.A.	Luxembourg	Holding Company	100
Millicom Spain S.L.	Spain	Holding Company	100
Millicom Telecommunications S.A. (i)	Luxembourg	Holding Company ('MFS business')	100
Navega.com S.A.	Guatemala	Cable, DTH	100
Otecel, S.A.	Ecuador	Mobile	100
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Mobile	100
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Mobile	100
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.)	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	100
Telefónica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, Cable	100
Telefonía Celular de Nicaragua S.A.	Nicaragua	Mobile, Cable, Internet, Fixed-line	100
Telefónica Celular del Paraguay S.A.	Paraguay	Mobile, Cable, Pay-TV, Internet	100
Telemóvil El Salvador S.A. de C.V.	El Salvador	Mobile, Cable, DTH	100
Telefónica Móviles de Uruguay S.A.	Uruguay	Mobile	100
UNE EPM Telecomunicaciones S.A. and subsidiaries	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the two entities. See also Note "H" to our Audited Consolidated financial statements included elsewhere in this Annual Report.

(i) Millicom Telecommunications S.A. is the holding company of most of our MFS business.

In addition, we provide services in Honduras through Celtel, a joint venture in which MIC S.A. indirectly holds a 66.67% equity interest. We entered into our joint venture in Honduras at the inception of this business in the 1990s. At that time, Millicom had limited sources of capital and was investing heavily to deploy mobile operations in many countries around the world; this partner provided local market expertise and reduced Millicom’s overall capital needs. Despite the fact that Millicom owns more than 50% of the shares of this entity and has the right to nominate a majority of the directors, all decisions taken by the board or the shareholders in Honduras must be taken by a supermajority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over our joint venture in Honduras.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, and the notes thereto, included elsewhere in this Annual Report.
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
•    Macro and socio-demographic factors. These affect demand for and affordability of our services and include consumer confidence and expansion of the middle class, as well as foreign currency exchange rate volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class make our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and typically have more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign currency risk.”
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
In the year ended December 31, 2025 the Group completed the acquisition of Uruguay and Ecuador. See note A.1.2. to our audited consolidated financial statements for additional details.
Joint operation in Colombia
On February 26, 2024, Tigo Colombia and Coltel signed an agreement to share their mobile networks. This collaboration involves 2 new joint arrangements. (both qualifying as joint operations). Certain assets and liabilities were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the corresponding joint operation. See note E.4.2. to our audited consolidated financial statements for additional details.
Lati Disposal (Lati Operations and other assets) and tower sales in Colombia
In 2025 we completed the monetization of more than 7,000 towers in Central America and Paraguay through transactions with SBA and Atis, as well as additional tower sales in Colombia (1,132 towers) to Towernex. These transactions resulted in new long‑term lease obligations and multi‑year leaseback agreements. As these leases fully annualize, we will expect a higher recurring lease‑expense run‑rate, partially offset by lower capital expenditures and maintenance requirements on owned passive infrastructure. See note A.1.3. to our audited consolidated financial statements for additional details.
Supplier finance arrangements
Our use of supplier‑finance programs increased from $29 million as of December 31, 2024 to $163 million as of December 31, 2025, all recorded within trade payables. While these programs support working‑capital flexibility, any reduction or withdrawal by participating finance institutions would require accelerated settlements or alternative funding, potentially increasing short‑term liquidity needs. See note F.3. to our audited consolidated financial statements for additional details.
Our segments
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker (the "CODM") to make strategic and operational decisions from both a business and geographic perspective. During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. Following these organizational changes, and considering the information being reviewed by the CODM to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation.
Cost-reduction measures
Beginning in 2022, and continuing throughout 2023 and 2024, we implemented a broad-based efficiency program (initially called "Project Everest"), and we incurred severance and other restructuring costs of approximately $87 million in 2023 and $115 million in 2024.
Honduras joint venture
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

We report our share of the net income of this joint venture in our consolidated statement of income under the caption “Share of profit in joint ventures.”
For additional details on the Honduras joint venture, see note A.2. to our audited consolidated financial statements.
Our customer base
We generate revenue mainly from the mobile and fixed and other services that we provide and to a lesser extent, from the sale of telephone and other equipment. For a description of our services, see “Information on the Company—Business Overview—Our services.” Our results of operations are therefore dependent on both the size of our customer base and on the amount that customers spend on our services.
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

Group mobile customers	As of December 31,
	2025	2024	2023
	(in thousands, except where noted)
Mobile customers	49,311	41,527	40,665
Mobile customer ARPU (in U.S. dollars)	$6.2	$6.3	$6.0

Group - Mobile ARPU Reconciliation	As of December 31,
	2025	2024	2023
Mobile service revenue ($m)	3,286	3,159	2,993
Mobile service revenue ($m) from non-Tigo customers ($m) *	(65)	(52)	(51)
Mobile service revenue ($m) from Tigo customers (A)	3,220	3,107	2,942
Mobile customers - end of period (000)	49,311	41,527	40,665
Mobile customers - average (000) (B) **	43,275	40,925	40,635
Mobile ARPU (USD/Month) (A/B/number of months)	6.2	6.3	6.0
*Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE and other non-customer driven revenue.
**Average of the last five quarter-end subscriber totals.

Mobile customers by country in our Group	As of December 31,
	2025	2024	2023
	(in thousands)
Bolivia	3,989	3,945	3,875
Colombia	13,194	12,162	11,632
Ecuador	5,081	—	—
El Salvador	3,048	3,055	2,966
Guatemala	11,711	11,560	11,715
Nicaragua	3,781	3,688	3,710
Panama	2,946	2,820	2,642
Paraguay	4,416	4,296	4,124
Uruguay	1,146	—	—

In addition to the above, our Honduras joint venture had 5,003 thousand mobile customers as of December 31, 2025, 4,992 thousand customers as of December 31, 2024 and 5,088 customers as of December 31, 2023.

Group Home customers	As of December 31,
	2025	2024	2023
	(in thousands, except where noted)
Total homes passed	13,762	13,539	13,348
Total customer relationships	4,604	4,461	4,435
HFC / FTTH homes passed	13,541	13,318	13,112
HFC / FTTH customer relationships	4,186	3,983	3,868
HFC / FTTH RGUs	8,003	8,134	8,191
HFC / FTTH broadband internet RGUs	4,009	3,786	3,602
Home ARPU (in U.S. dollars)	$24.7	$27.4	$27.1

In addition to the above, our Honduras joint venture had 175 thousand HFC / FTTH customer relationships as of December 31, 2025, 166 thousand as of December 31, 2024 and 173 thousand as of December 31, 2023.

Group - Home ARPU Reconciliation	As of December 31,
	2025	2024	2023
Home service revenue ($m)	1,371	1,482	1,537
Home service revenue ($m) from non-Tigo customers ($m) *	(26)	(26)	(28)
Home service revenue ($m) from Tigo customers (A)	1,345	1,456	1,510
Customer Relationships - end of period (000) **	4,604	4,461	4,435
Customer Relationships - average (000) (B) ***	4,536	4,421	4,647
Home ARPU (USD/Month) (A/B/number of months)	24.7	27.4	27.1
The calculation of Home ARPU includes equipment rental.
*TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non-customer-driven revenue.
**Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).
***Average of the last five quarters.

Results of operations

We have based the following discussion on our audited consolidated financial statements included elsewhere in this Annual Report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See “Operating and Financial Review and Prospects—Operating Results —Factors affecting comparability of prior periods.”
Group Consolidated results of operations for the years ended December 31, 2025 and 2024
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage Change
	2025	2024
	(U.S. dollars in millions, except percentages)
Revenue	5,819	5,804	0.2%
Equipment, programming and other direct costs	(1,311)	(1,420)	7.7%
Operating expenses	(1,758)	(1,915)	8.2%
Depreciation	(961)	(916)	(5.0)%
Amortization	(319)	(319)	—%
Share of profit in joint ventures	102	54	91.0%
Other operating income (expenses), net	68	54	26.2%
Operating profit	1,639	1,342	22.2%
Interest and other financial expenses	(702)	(716)	2.0%
Interest and other financial income	28	46	(38.3)%
Sale of Lati Operations	741	—	NM
Other non-operating (expenses) income, net	(43)	(119)	64.0%
Profit from other joint ventures and associates, net	1	—	NM
Profit (loss) before taxes from continuing operations	1,665	552	NM
Tax expense	(303)	(281)	(7.5)%
Profit (loss) from continuing operations	1,362	271	NM
Profit (loss) from discontinued operations, net of tax	—	(3)	NM
Net profit (loss) for the year	1,362	268	NM
The following table sets forth group revenue opened by:

	Year ended December 31,
	2025	2024	Percentage Change
	Group	Group	Group
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,286	3,159	4.0%
Fixed and other service revenue	2,068	2,175	(4.9)%
Other revenue	98	84	16.7%
Service revenue(i)	5,451	5,417	0.6%
Telephone and equipment revenue	367	387	(5.0)%
Revenue	5,819	5,804	0.2%
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
Revenue
Revenue increased by 0.2% for the year ended December 31, 2025 to $5,819 million from $5,804 million for the year ended December 31, 2024, primarily driven by the acquisitions of Ecuador and Uruguay and positive revenue growth in most countries partially offset by the depreciation of the Boliviano. Additionally, see "—Revenue and EBITDA by Reportable Segments for the years ended December 31, 2025 and 2024" below.
Equipment, programming and other direct costs
Equipment, programming and other direct costs decreased by 7.7% for the year ended December 31, 2025 to $1,311 million from $1,420 million for the year ended December 31, 2024, reflecting savings from our efficiency program and the depreciation of the Boliviano, partially offset by the increase attributable to the acquisitions of Ecuador and Uruguay.
Operating expenses
Operating expenses decreased by 8.2% for the year ended December 31, 2025 to $1,758 million from $1,915 million for the year ended December 31, 2024, reflecting savings from our efficiency program and the depreciation of the Boliviano, partially offset by the increase attributable to the acquisitions of Ecuador and Uruguay, including $20 million of restructuring costs. For the year ended December 31, 2024 operating expenses include severance costs related to Project Everest of $115 million and also one-off costs related to buy-out discussions.
Depreciation
Depreciation increased by 5.0% for the year ended December 31, 2025 to $961 million from $916 million for the year ended December 31, 2024. The increase is mostly driven by the acquisitions of Ecuador and Uruguay, the sale of Lati Operations and the contribution of towers to our joint operation in Colombia, partially offset by the depreciation of the Boliviano.
Amortization
Amortization remained at $319 million for the year ended December 31, 2025 ($319 million also for the year ended December 31, 2024).
Share of profit in joint ventures
Share of profit in joint ventures increased by 91.0% for the year ended December 31, 2025 to $102 million from $54 million for the year ended December 31, 2024. The increase is mainly explained by the one-off profit related to the infrastructure deal with Lati Honduras.
Other operating income (expenses), net

Other operating income (expenses), net, for the year ended December 31, 2025 was $68 million, an increase from income of $54 million for the year ended December 31, 2024, mainly due to a one-time gains from the creation of the shared mobile network in Colombia and the sale of towers in Colombia and Nicaragua.
Interest and other financial expenses
Interest and other financial expenses decreased by 2.0% for the year ended December 31, 2025 to $702 million from $716 million for the year ended December 31, 2024, reflecting lower interest expense on our debt and lower commissions on the purchase of U.S. dollars by our Bolivia operation, partially offset by higher interest expense on tower rental, following the infrastructure deal and the formation of our joint operation in Colombia.
Interest and other financial income
Interest and other financial income decreased by 38.3% for the year ended December 31, 2025 to $28 million from $46 million for the year ended December 31, 2024, as the year ended December 31, 2024 included discounts on debt repurchases.
Sale of Lati Operations
Sale of Lati operations represents the result of the closing of the infrastructure deal with SBA/Atis.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net, decreased by $76 million for the year ended December 31, 2025 to an expense of $43 million, from an expense of $119 million for the year ended December 31, 2024. The decrease was mainly driven by net foreign exchange gains and partially offset by the change in provisions for adverse legal rulings.
Tax expenses
Tax expenses, increased by 7.5% for the year ended December 31, 2025 to $303 million from $281 million for the year ended December 31, 2024. The increase is mainly due to higher profitability partially offset by the effect of certain tax risks provisions.
Net profit (loss) for the year
Net profit for the year increased by $1,095 million for the year ended December 31, 2025 to a gain of $1,362 million, from a gain of $268 million for the year ended December 31, 2024. Profit for the year from continuing operations increased by $1,091 million for the year ended December 31, 2025 to a gain of $1,362 million, from a gain of $271 million for the year ended December 31, 2024 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax increased by $3 million for the year ended December 31, 2025 to nil as compared to a loss of $3 million for the year ended December 31, 2024.
Revenue and Adjusted EBITDA by Reportable Segments for the years ended December 31, 2025 and 2024
Our reportable segments consist of Guatemala, Colombia, Panama, Honduras, Paraguay, Bolivia and Other segments, which includes El Salvador, Nicaragua, Costa Rica, Uruguay and Ecuador (these two latest for 2025 only). The Honduras segment presents the results of our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. The following table sets forth our revenue by reportable segments for the years ended December 31, 2025 and 2024. See note B.3. to our audited consolidated financial statements for additional details.

Revenue by Reportable Segments	Year ended December 31		Percentage Change
	2025	2024
	(U.S. dollars in millions, except percentages)
Guatemala	1,671	1,603	4.2%
Colombia	1,450	1,380	5.1%
Panama	725	756	(4.1)%
Honduras (i)	621	617	0.6%
Paraguay	578	559	3.5%
Bolivia	356	613	(41.9)%
Other	1,066	914	16.6%
Inter-segment and other eliminations (i)	(648)	(638)	(1.6)%
Total Group	5,819	5,804	0.2%
Guatemala represented 26%, Colombia represented 22%, Panama, Honduras and Paraguay each represented between 9% and 11%, Bolivia represented 6%, and Other represented together 16% of our total revenue by reportable segment for the year ended December 31, 2025. Colombia experienced the highest relative increase in revenues of 5.1% mainly due to growth in the mobile business and a recovery in the home business. Other countries revenues increased 16.6% year on year mainly due to the acquisition of operations in Ecuador and Uruguay. In contrast, revenue declined 41.9% in Bolivia due to the significant depreciation in local currency, following the application of the Amendments to IAS 21, as from 1 January, 2025.

Adjusted EBITDA by Reportable Segments	Year ended December 31		Percentage Change
	2025	2024
	(U.S. dollars in millions, except percentages)
Guatemala	928	867	7.0%
Colombia	604	525	15.0%
Panama	371	354	4.9%
Honduras (i)	320	302	6.0%
Paraguay	297	267	11.3%
Bolivia	174	266	(34.5)%
Other	466	391	19.0%
(i) While the Millicom Group holds a 66.67% equity interest in the Honduras joint venture (which is accounted for using the equity method), its performance is reviewed by the CODM in a similar manner as the Group's fully owned operations and is therefore shown as a separate operating segment at 100%. However, such amounts are removed for reconciliation to the Group's total revenue. See note B.3. to our audited consolidated financial statements for further details on segment information.

The Guatemala, Colombia, and Panama segments generated the highest Adjusted EBITDA in 2025. While the Company's restructuring program produced meaningful cost savings in all country segments, positively impacting profitability in 2025, the following noteworthy factors also affected the comparison with 2024:
•Guatemala Adjusted EBITDA benefited from postpaid subscriber growth and higher prepaid mobile ARPU;
•Colombia Adjusted EBITDA benefited from customer growth in both its mobile and home business in combination with continuous cost control;
•Panama Adjusted EBITDA benefited from mobile customer and ARPU growth;
•Bolivia Adjusted EBITDA declined year on year mainly due to depreciation of the Boliviano against the U.S. Dollar, after the application of the Amendments to IAS 21. This trend was partially offset by robust postpaid subscriber growth and ARPU development;
•Paraguay Adjusted EBITDA benefited from mobile customer growth and continued strong performance in B2B; and
•Other Adjusted EBITDA benefited from from the incorporation of new operations in Ecuador and Uruguay.

Group Consolidated results of operations for the years ended December 31, 2024 and 2023
The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31		Percentage Change
	2024	2023
	(U.S. dollars in millions, except percentages)
Revenue	5,804	5,661	2.5%
Equipment, programming and other direct costs	(1,420)	(1,507)	5.8%
Operating expenses	(1,915)	(2,043)	6.2%
Depreciation	(916)	(978)	6.4%
Amortization	(319)	(360)	11.6%
Share of profit in joint ventures	54	42	26.7%
Other operating income (expenses), net	54	10	NM
Operating profit	1,342	826	62.5%
Interest and other financial expenses	(716)	(712)	(0.5)%
Interest and other financial income	46	28	61.4%
Other non-operating (expenses) income, net	(119)	36	NM
Profit (loss) from other joint ventures and associates, net	—	(3)	99.6%
Profit before taxes	552	175	NM
Tax expense	(281)	(424)	33.7%
Profit from continuing operations	271	(249)	NM
Profit (loss) from discontinued operations, net of tax	(3)	4	NM
Net profit for the year	268	(245)	NM

The following table sets forth group revenue opened by:

	Year ended December 31,
	2024	2023	Percentage Change
	Group	Group	Group
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,159	2,993	5.5%
Fixed and other service revenue	2,175	2,192	(0.8)%
Other revenue	84	65	27.9%
Service revenue(i)	5,417	5,250	3.2%
Telephone and equipment revenue	387	411	(5.8)%
Revenue	5,804	5,661	2.5%
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

Revenue
Revenue increased by 2.5% for the year ended December 31, 2024 to $5,804 million from $5,661 million for the year ended December 31, 2023. The increase in revenue of $143 million reflects positive revenue growth in most countries, partially offset by lower revenue in Paraguay. Additionally, see "—Revenue and EBITDA by Reportable Segments for the years ended December 31, 2024 and 2023" below.

Equipment, programming and other direct costs
Equipment, programming and other direct costs decreased by 5.8% for the year ended December 31, 2024 to $1,420 million from $1,507 million for the year ended December 31, 2023, reflecting savings from our efficiency program.
Operating expenses decreased by 6.2% for the year ended December 31, 2024 to $1,915 million from $2,043 million for the year ended December 31, 2023, reflecting savings from our efficiency program. For the year ended December 31, 2024 operating expenses include severance costs related to Project Everest of $115 million and also one-off costs related to buy-out discussions.
Depreciation
Depreciation decreased by 6.4% for the year ended December 31, 2024 to $916 million from $978 million for the year ended December 31, 2023. The decline is mostly due to the sale of towers and reclassification of assets to held for sale in Colombia, and, to a lesser extent, longer useful lives in fiber assets.
Amortization
Amortization decreased 11.6% for the year ended December 31, 2024 to $319 million from $360 million for the year ended December 31, 2023, as we stopped amortizing assets held for sale related to the mobile network sharing agreement in Colombia.
Share of profit in joint ventures
Share of profit in joint ventures increased by 26.7% for the year ended December 31, 2024 to $54 million from $42 million for the year ended December 31, 2023, reflecting the increased profitability of our Honduras joint venture (attributable to higher revenue performance and lower operational costs).
Other operating income (expenses), net
Other operating income (expenses), net for the year ended December 31, 2024 was $54 million, an increase of income of $10 million for the year ended December 31, 2023, due mainly to a one-time gain of $28 million stemming from the creation of the shared mobile network and also due to a one-time gain of $13 million on the sale of towers, both in Colombia.
Interest and other financial expenses
Interest and other financial expenses increased by 0.5% for the year ended December 31, 2024 to $716 million from $712 million for the year ended December 31, 2023, reflecting higher commissions on the purchase of U.S. dollars by our operations in Bolivia, partially offset by lower interest expense on our reduced debt position.
Interest and other financial income
Interest and other financial income increased by 61.4% for the year ended December 31, 2024 to $46 million from $28 million for the year ended December 31, 2023, mainly due to discounts on debt repurchases and higher interest income earned.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net, increased by $155 million for the year ended December 31, 2024 to an expense of $119 million from an income of $36 million for the year ended December 31, 2023.The increase was mainly due to a provision for an adverse legal ruling as well as foreign exchange losses, mainly in Colombia and Paraguay.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net increased by $3 million for the year ended December 31, 2024 to nil from a loss of $3 million for the year ended December 31, 2023 that was attributable to our former operations in Ghana.
Tax expense

Tax expense decreased by 33.7% for the year ended December 31, 2024 to $281 million from $424 million for the year ended December 31, 2023. The decrease is mainly due to the write-off of deferred tax assets and value-added tax credits in Colombia in 2023.
Net profit (loss) for the year
Net profit for the year increased by $513 million for the year ended December 31, 2024 to a gain of $268 million from a loss of $245 million for the year ended December 31, 2023. Profit for the year from continuing operations increased by $520 million for the year ended December 31, 2024 to a gain of $271 million from a loss of $249 million for the year ended December 31, 2023 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax decreased by $8 million for the year ended December 31, 2024 to a loss of $3 million as compared to a profit of $4 million for the year ended December 31, 2023.
Revenue and Adjusted EBITDA by Reportable Segments for the years ended December 31, 2024 and 2023
Our reportable segments consist of Guatemala, Colombia, Panama, Honduras, Paraguay, Bolivia and Other, which includes Nicaragua, Costa Rica and El Salvador. The Honduras segment presents the results of our Honduras joint venture as if it were fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions. The following table sets forth our revenue by reportable segments for the years ended December 31, 2024 and 2023. See note B.3. to our audited consolidated financial statements for additional details.

Revenue by Reportable Segments	Year ended December 31,		Percentage Change
	2024	2023
	(U.S. dollars in millions, except percentages)
Guatemala	1,603	1,564	2.5%
Colombia	1,380	1,313	5.1%
Panama	756	719	5.1%
Honduras (i)	617	612	0.9%
Paraguay	559	568	(1.6)%
Bolivia	613	613	0.1%
Other	914	902	1.3%
Inter-segment and other eliminations (i)	(638)	(631)	(1.2)%
Total Group	5,804	5,661	2.5%
Guatemala represented 25%, Colombia represented 21%, Panama, Honduras, Paraguay and El Salvador each represented between 9% and 11%,and Other represented together 14% of our total revenue by reportable segments for the year ended December 31, 2024. Panama and Colombia experienced the highest relative increase in revenues of 5.1% due to robust growth in the Mobile business (and in Panama, also due to two new large B2B contracts). In contrast, revenue declined 1.6% in Paraguay due to the weaker foreign exchange rate. Other increase was mainly driven by higher revenue in the Mobile business for El Salvador and Nicaragua.

Adjusted EBITDA by Reportable Segments	Year ended December 31		Percentage Change
	2024	2023
	(U.S. dollars in millions, except percentages)
Guatemala	867	807	7.4%
Colombia	525	420	25.0%
Panama	354	296	19.5%
Honduras (i)	302	272	10.9%
Paraguay	267	236	12.9%
Bolivia	266	224	18.7%
Other	391	352	11.1%
(i) While the Millicom Group holds a 66.67% equity interest in the Honduras joint venture (which is accounted for using the equity method), its performance is reviewed by the CODM in a similar manner as the Group's fully owned operations and is therefore also shown as a separate operating segment at 100%. However, such amounts are removed for reconciliation to the Group's total revenue. See note B.3. to our audited consolidated financial statements for further details on segment information.

The Guatemala, Colombia, and Panama segments generated the highest Adjusted EBITDA in 2024. While the Company's restructuring program produced meaningful cost savings in all country segments, positively impacting profitability in 2024, the following noteworthy factors also affected the comparison with 2023:
•Guatemala Adjusted EBITDA benefited from higher prepaid mobile ARPU;
•Colombia Adjusted EBITDA benefited from postpaid customer and prepaid mobile ARPU growth, which more than offset a decline in the Home business;
•Panama Adjusted EBITDA benefited from mobile customer and ARPU growth, as well as new B2B contracts;
•Bolivia Adjusted EBITDA benefited from higher mobile and B2B revenue, partially offset by lower revenue in Home, where we have continued to prioritize profitability over growth;
•Paraguay Adjusted EBITDA benefited from mobile customer and ARPU growth and continued strong performance in B2B; and
•Other Adjusted EBITDA benefited from growth in mobile offsetting a decline in Home.

Other financial data

	Year ended December 31,
	2025	2024
	(U.S. dollars in millions, except percentages)
Group:
Service revenue	5,451	5,417
Telephone and equipment revenue	367	387
Revenue	5,819	5,804
Revenue growth	0.2%	2.5%
Revenue organic growth(2)	2.0%	1.3%
Service revenue growth	0.6%	3.2%
Service revenue organic growth(2)	2.8%	1.9%

Net cash provided by operating activities	1,734	1,603
Net cash used in investing activities	(374)	(604)
Net cash used in financing activities	(485)	(1,066)
Operating free cash flow(1)	1,562	1,469
Free cash flow(1)	794	688
Equity free cash flow(1)	916	777
Equity free cash flow, excluding divestitures(1)	864	728
(1) Free Cash Flow Measures
Operating free cash flow, Free cash flow, Equity free cash flow and Equity free cash flow excluding divestitures are all Non-IFRS measures. See "—Use of Non-IFRS Terms" below for more information on these measures.
The following table shows a reconciliation from Net cash provided by operating activities to Operating free cash flow, Free cash flow, Equity free cash flow, and Equity free cash flow excluding divestitures for the Millicom Group:

	Year ended December 31,
	2025	2024
	(U.S. dollars in millions)
Net cash provided by operating activities	1,734	1,603
Purchase of property, plant and equipment	(650)	(540)
Proceeds from sale of property, plant and equipment	84	58
Purchase of other intangible assets	(91)	(94)
Purchase of spectrum and licenses	(73)	(135)
Finance charges paid, net	558	577
Operating free cash flow	1,562	1,469
Interest (paid), net	(558)	(577)
Lease capital repayments	(209)	(204)
Free cash flow	794	688
Repatriation from joint ventures	123	89
Advances and dividends paid to non-controlling interests	(2)	—
Equity free cash flow	916	777
Less: Proceeds from tower divestitures, net of taxes	52	49
Equity free cash flow - ex divestitures	864	728

(2) Revenue and Service Revenue Organic Growth
Revenue organic growth and Service revenue organic growth are non-IFRS measures. See "—Use of Non-IFRS Terms" below for more information on these measures.
The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue:

	Revenue		Service Revenue
	As of and for the year ended December 31,
	2025	2024	2025	2024
	(U.S. dollars in millions, except percentages)
Current period	5,819	5,804	5,451	5,417
Prior year period	5,804	5,661	5,417	5,250
Reported Growth	0.2%	2.5%	0.6%	3.2%
Change in perimeter impact(i)	(2.4)%	—%	(2.3)%	—%
Foreign exchange impact and other (ii)	4.1%	(1.3)%	4.5%	(1.3)%
Organic growth	2.0%	1.3%	2.8%	1.9%

(i)    The following change in perimeter impacts was eliminated to calculate Revenue Organic Growth: a positive $139 million revenue impact in the year ended December 31, 2025 due to revenue generated by Telefónica Móviles de Uruguay S.A, which was consolidated as of October 7, 2025 and Otecel, S.A. which we consolidated as of October 30, 2025. The following change in perimeter impacts was eliminated to calculate Service Revenue Organic Growth: a positive $126 million service revenue impact in the year ended December 31, 2025 due to service revenue generated by Telefónica Móviles de Uruguay S.A, which was consolidated as of October 7, 2025 and Otecel, S.A. which we consolidated as of October 30, 2025 .
(ii)    The following foreign exchange and other impacts were eliminated to calculate Revenue organic growth: a negative $240 million revenue impact in the year ended December 31, 2025, and a positive $71 million revenue impact in the year ended December 31, 2024. The following foreign exchange and other impacts were eliminated to calculate Service revenue organic growth: a negative $243 million service revenue impact in the year ended December 31, 2025, and a positive $67 million service revenue impact in the year ended December 31, 2024.

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

Description of Non-IFRS Measures
Equity free cash flow is defined as Net cash provided by operating activities, less Purchase of property, plant and equipment, Proceeds from sale of property, plant and equipment, Purchase of other intangible assets, Purchase of spectrum and licenses, Finance charges paid, net, Interest paid, net and Lease capital repayments, as adjusted for Repatriation from joint ventures and associates.

Equity free cash flow excluding divestitures is defined as Net cash provided by operating activities, less Purchase of property, plant and equipment, Proceeds from sale of property, plant and equipment, Purchase of other intangible assets, Purchase of spectrum and licenses, Finance charges paid, net, Interest paid, net and Lease capital repayments, as adjusted for Repatriation from joint ventures, less proceeds net of taxes attributable to sale of tower assets.

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
For a description of new or amended IFRS accounting standards to which we are subject, see “Introduction—New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements.

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
As of December 31, 2025, our consolidated cash and cash equivalents balance was $1,552 million (of which $1,166 million was at the holdings level and $387 million was at the operating subsidiaries level). As of December 31, 2024 and 2023, our consolidated cash and cash equivalents balance was $699 million (of which $501 million was at the holdings level and $198 million was at the operating subsidiaries level) and $775 million (of which $384 million was at the holdings level and $391 million was at the operating subsidiaries level), respectively. If funds at the foreign operating subsidiaries level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.
As of December 31, 2025, our total consolidated indebtedness (excluding lease liabilities) was $6,886 million. As of December 31, 2024 and 2023 our total consolidated indebtedness (excluding lease liabilities) was $5,815 million and $6,697 million, respectively.
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
The following table sets forth cash repatriated to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	December 31,
	2025	2024	2023
	(U.S. dollars in millions)
Subsidiaries	979	393	566
Joint ventures	123	89	86
Total	1,102	482	652
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
Years ended December 31, 2025 and 2024
For the year ended December 31, 2025, cash provided by operating activities was $1,734 million, compared to $1,603 million for the year ended December 31, 2024. The increase is mainly due to better results for the year ended December 31, 2025 compared to the year ended December 31, 2024 (see "—Operating Results").
Cash used in investing activities was $374 million for the year ended December 31, 2025, compared to $604 million for the year ended December 31, 2024. In the year ended December 31, 2025, Millicom used $545 million to acquire its new operations in Ecuador and Uruguay, $650 million to purchase property, plant and equipment, $73 million to purchase spectrum and licenses and $91 million to purchase other intangible assets. These items were partially offset by net proceeds of $781 million from the sale of Lati Operations, by proceeds of $99 million in dividends from joint ventures and $84 million from the sale of property, plant and equipment such as towers. For the year ended December 31, 2024, Millicom used $540 million to purchase property, plant and equipment, $135 million to purchase spectrum and licenses and $94 million to purchase other intangible assets, and these items were partially offset by proceeds of $66 million in dividends from joint ventures and $58 million from the sale of property, plant and equipment such as towers.
Cash used in financing activities was $485 million for the year ended December 31, 2025, compared to $1,066 million for the year ended December 31, 2024. For the year ended December 31, 2025, we repaid debt of $599 million, lease capital of $209 million, $119 million of share repurchases and $754 million of dividends, while raising funds of $1,199 million through new financing. For the year ended December 31, 2024 we repaid debt of $1,366 million, lease capital of $204 million and $99 million of share repurchases, while raising funds of $604 million through new financings.
Years ended December 31, 2024 and 2023
For the year ended December 31, 2024, cash provided by operating activities was $1,603 million, compared to $1,223 million for the year ended December 31, 2023. The increase is mainly due to better results for the year ended December 31, 2024 compared to the year ended December 31, 2023 (see "—Operating Results").
Cash used in investing activities was $604 million for the year ended December 31, 2024, compared to $1,116 million for the year ended December 31, 2023. In the year ended December 31, 2024, Millicom used $540 million to purchase property, plant and equipment, $135 million to purchase spectrum and licenses and $94 million to purchase other intangible assets, and these items were partially offset by proceeds of $66 million in dividends from joint ventures, and $58 million from the sale of property, plant and equipment such as towers. For the year ended December 31, 2023, Millicom used $814 million to purchase property, plant and equipment, $236 million to purchase spectrum and licenses and $133 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $63 million in dividends from joint ventures, and $17 million from the sale of property, plant and equipment.
Cash used in financing activities was $1,066 million for the year ended December 31, 2024, compared to $377 million for the year ended December 31, 2023. For the year ended December 31, 2024, we repaid debt of $1,366 million and lease capital of $204 million while raising funds of $604 million through new financing. In 2024, we paid $99 million for share repurchases. For the year ended December 31, 2023, we repaid debt of $632 million and lease capital of $177 million while raising funds of $362 million through new financings. In 2023, our partner in Colombia contributed $74 million to our Colombian subsidiary, and we paid $5 million for share repurchases.

Group capital expenditures and commitments
Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis, including accruals for such additions at the end of the periods, for the years ended December 31, 2025, 2024, and 2023 are set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes, IT investments and spectrum.

	Year ended December 31
	2025	2024	2023
	(U.S. dollars in millions)
Additions to property, plant and equipment	654	579	693
Additions to licenses and other intangibles	572	221	522
Total consolidated additions	1,226	801	1,215
As of December 31, 2025, we had commitments to purchase network equipment, other fixed assets and intangible assets with a value of $305 million from a number of suppliers, of which $280 million was within one year and $25 million more than one year. Out of these commitments, $31 million relate to the Group’s share in joint ventures ($31 million within one year). We expect to meet these commitments from our current cash balance and from cash generated from our operations.
Financing
We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a generally non-recourse basis to MIC S.A. As of December 31, 2025, 65% ($4,470 million) of our total consolidated debt of $6,886 million (excluding lease liabilities) was at the operational level (excluding our Honduras joint venture) and generally non-recourse to MIC S.A., and 52% of this debt was denominated in local currency. In addition, as of December 31, 2025, our joint venture in Honduras had $367 million of debt excluding lease liabilities which was non-recourse to MIC S.A. From time to time, we may provide support to our subsidiaries and service indebtedness that is held at the operational level.
Consolidated indebtedness
Millicom’s total consolidated debt and financing (that is, excluding lease liabilities) as of December 31, 2025 was $6,886 million (December 31, 2024: $5,815 million). Our total consolidated net debt (representing debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits) was $5,357 million (December 31, 2024: $5,174 million).
Millicom's lease liabilities as of December 31, 2025 were $2,587 million. 100% of our consolidated lease liabilities, or $2,583 million, was at the operational level (excluding our joint venture in Honduras) and approximately $671 million was recourse to MIC S.A. Including lease liabilities, Millicom's total consolidated financial obligations as of December 31, 2025 were $9,472 million with the increase being related to the infrastructure deals that occurred in 2025 (December 31, 2024: $6,769 million). Our total consolidated net financing obligations (that is, net debt plus lease liabilities) were $7,943 million (December 31, 2024: $6,128 million).
See note C.6. to our audited consolidated financial statements included elsewhere in this Annual Report for a reconciliation of total consolidated debt and financing to total consolidated net debt. Our consolidated interest and other financial expenses for the year ended December 31, 2025 were $702 million and for the years ended December 31, 2024 and 2023 were $716 million and $712 million, respectively.
The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:

	December 31,
	2025	2024	2023
	(US$ millions)
MIC S.A. (Luxembourg)	2,416	2,401	2,388
Latin America:
Guatemala	1,602	1,233	1,463
Colombia	620	554	713
Paraguay	705	524	665
Bolivia	128	153	246
El Salvador	248	71	174
Costa Rica	148	146	142
Nicaragua	—	—	148
Panama	734	734	759
Uruguay	201	n/a	n/a
Ecuador	83	n/a	n/a
Total debt and financing	6,886	5,815	6,697

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
From time to time, we repurchase certain outstanding indebtedness at both the MIC S.A. level and the operational level. For example, during 2024, MIC S.A. redeemed all of its 6.625% Senior Notes due 2026 for approximately $148 million and repurchased a portion of its 4.500% Senior Notes due 2031, 6.250% Senior Notes due 2029 and 5.125% Senior Notes due 2028 on the open market for approximately $17 million, $59 million and $90 million, respectively. During 2024, Comcel (Guatemala) repurchased and cancelled a portion of the 5.125% Senior Notes due 2032 for approximately $88 million, Telecomunicaciones Digitales, S.A. repurchased and cancelled some of its 4.500% Senior Notes due 2030 and Telefónica Celular del Paraguay, S.A.E. repurchased and cancelled a portion of its 5.875% Senior Notes due 2027 for approximately $63 million. See Note C.3.1. to our audited consolidated financial statements. We and our subsidiaries might continue to repurchase debt in pursuit of our leverage target, and may do so in the open market, in privately negotiated transactions, through tender or exchange offers, or otherwise, and we and our subsidiaries may redeem debt that we or they are permitted to redeem under its terms.
Indebtedness of joint ventures
With respect to the Honduras joint venture, total debt excluding lease liabilities as of December 31, 2025 was $367 million. As of December 31, 2025, our joint venture in Honduras had lease liabilities of $392 million. The total net debt (representing debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits) was $299 million. Annual interest expense for the Honduras joint venture for the years ended December 31, 2025, 2024 and 2023 was $55 million, $39 million and $29 million, respectively.
The following table sets forth the total debt including leases of the Honduras joint venture for the periods indicated:

	December 31,
	2025	2024	2023
	(US$ millions)
Honduras	759	451	422
The financing facilities of the Honduras joint venture are not subject to specific financial covenants. However, some of them contain covenants or restrictions on sale of businesses or significant assets within the businesses.
Supplier Finance Arrangements
As part of our working‑capital management, the Group utilizes in supplier finance arrangements in several of our markets. Under these programs, participating suppliers may elect to receive early payment from the finance provider, while we settle the approved invoices with the finance provider at the original or contractually extended payment date. As of December 31, 2025, a total of $163 million of our trade payables were outstanding under these arrangements (compared to $29 million as of December 31, 2024). These obligations continue to be recorded within Trade payables, as the underlying commercial terms with suppliers remain substantially unchanged. While these programs improve payment flexibility and support supplier relationships, they also create a degree of operational dependency on the continued availability of the finance providers. A reduction in program capacity or a full withdrawal, whether driven by market conditions or counterparty decisions, could require us to accelerate payments to suppliers or replace the facility with alternative funding sources, which could temporarily increase our working‑capital requirements. Additional information regarding our supplier finance arrangements, including the outstanding balances and classification within our consolidated financial statements, is provided in Note F.3. to the consolidated financial statements.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See Notes C.3.5., F.4.3. and G.2. to our audited consolidated financial statements.

Trend Information
For a discussion of trend information, see “—Operating Results—Factors affecting our results of operations” and “—Operating Results—Factors affecting comparability of prior periods."

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management (including Share Ownership)
See "Corporate Governance—Board Governance—Board Profile: Skills and Experience" for more information on our directors and senior management.
Compensation
For the year ended December 31, 2025, the total compensation paid to MIC S.A.’s directors was $1 million. The total compensation for the year ended December 31, 2025 to MIC S.A.'s officers (including the amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits) was $15 million.
The Company provides information on the individual compensation of its directors in its annual report filed with the Registre de Commerce et des Sociétés (Luxembourg Trade and Companies Register), the Société de la Bourse de Luxembourg S.A. (Luxembourg Stock Exchange) and the Commission de Surveillance du Secteur Financier (CSSF). As that annual report is made publicly available, the relevant individual compensation information it contains for directors is included below.
Remuneration of Directors
Decisions on annual remuneration of directors (tantièmes) are reserved by the Articles of Association to the general meeting of shareholders. The remuneration of the non-executive members of the Board of Directors comprises an annual fee and shares of MIC S.A. The remuneration is 100% fixed. Non-executive directors do not receive any fringe benefits, pensions or any form of variable remuneration. No remuneration was paid by MIC S.A. to any of the non-executive directors in 2025 or 2024 from any other undertakings within the Millicom Group.
In April 2025, the Director remuneration was proposed by the Nomination Committee comprised of three members appointed by the largest shareholders that opted to participate and the Chair of the Board, following the Swedish Corporate Governance Code. The shareholders approved the proposed remuneration at the 2025 AGM held on May 21, 2025.
After the AGM 2025, and following the delisting from Nasdaq Stockholm and the amendment of the articles of association, the Board resolved on the formation of a Nomination Committee comprised of Board members, rather than representatives of the largest shareholders. The Board merged the Nomination Committee with the Compensation and Talent Committee, creating the Nomination, Talent and Compensation Committee that will propose the Directors' remuneration for the approval of the 2026 AGM.
At the AGM held on May 21 2025, MIC S.A.’s shareholders approved the compensation for the non-executive directors expected to serve from that date until the 2026 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-up shares of MIC S.A. Such shares are provided from the Company’s treasury shares or, if permitted, alternatively issued within MIC S.A.’s authorized share capital exclusively in exchange for the allocation from the share premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the average Millicom closing share price on the Nasdaq in the United States for the three-month period ending April 30, 2025 or US$28.96 per share, provided that shares shall not be issued below the par value. For any period where a Director is also an employee of Millicom, no remuneration is paid to that Director beyond any compensation received as an employee of Millicom. No fees were paid to Directors affiliated to Atlas, except for the Chair of the Board’s fees.
Director remuneration (Board and Committees) for the year ended December 31, 2025 and December 31, 2024 (covering the period from May 31, 2024 to the date of the AGM in May 2025 as resolved at the shareholder meeting on May 23, 2024) is set forth in the following table. See Board Committees section for details on those directors that are also committee members.

	2025			2024
Name of Director	Cash-based fee	Share-based fee (i)	Total	Cash-based fee	Share-based fee (i)	Total
	In thousands of USD
Maxime Lombardini (Director since May 2024 ; Chair since September 2024) (ii)	$250.0	$—	$250.0	Not Applicable
Ms. Maria Teresa Arnal	$80.0	$105.0	$185.0	$67.5	$105.0	$172.5
Mr. Bruce Churchill	$90.0	$105.0	$195.0	$80.0	$105.0	$185.0
Ms. Justine Dimovic (since May 2024)	$100.0	$105.0	$205.0	$77.5	$105.0	$182.5
Ms. Blanca Treviño de Vega (since May 2023)	$77.5	$105.0	$182.5	$77.5	$105.0	$182.5
Mr. Jules Niel (since September 2024) (ii)	Not Applicable			Not Applicable
Mr. Pierre-Emmanuel Durand (since September 2024) (ii)	Not Applicable			Not Applicable
Former Directors
Mr. Tomas Eliasson (until May 2025)	Not Applicable			$100.0	$105.0	$205.0
Ms. Aude Durand (since May 2023 and until September 2024)	Not Applicable			$107.5	$105.0	$212.5
Mr. Thomas Reynaud (Until September 2024)	Not Applicable			$55.0	$105.0	$160.0
Total (iii)	$597.5	$420.0	$1,017.5	$565.0	$735.0	$1,300.0
(i)    Share-based compensation for the period from May 2025 to May 2026 was calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq in the US for the three-month period ending April 30, 2025 and represented a total of 11,600 shares, net.
(ii) Not payable to Directors affiliated to Atlas, except for Chair of the Board's fees.
(iii)     Total gross remuneration for the period from May 2025 to May 2026. Net remuneration after deduction of applicable withholding tax at source comprised 41% in shares and 59% in cash (2024: 58% in shares and 42% in cash).

Remuneration of Executive Management
See our Compensation information section.

Employees
As of December 31, 2025, the Millicom Group had approximately 15,000 employees, 14,000 employees in 2024 and 17,000 employees in 2023. Management believes that relations with the employees are good. Some of our employees belong to a union and approximately 12% of our employees participated in collective bargaining agreements as of December 31, 2025. The temporary employees of the Company corresponded to 5% of the total number of employees as of December 31, 2025.

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
In addition, from time to time, Millicom is subject to governmental and regulatory inquiries and investigations.
For additional details, see note G.3.1. to our audited consolidated financial statements.
Tax disputes
In addition to the litigation matters described above, we have ongoing tax claims and disputes in most of our markets. Generally, these disputes relate to differences with the tax authorities following their completion of audits for prior tax years dating back to 2010 or challenges by the tax authorities to our interpretation of tax regulations. Examples of these challenges and disputes relate to issues such as the following:
•    the applicability, deductibility or reporting of VAT or sales tax in Honduras, El Salvador and Costa Rica;
•    withholding tax payable on commissions, interconnection services, roaming, services fees and finance leases in Bolivia, El Salvador, Guatemala, Honduras and Paraguay;
•    the deductibility of expenses and interest on shareholder loans and other debt instruments in El Salvador and Nicaragua;
•    the deductibility of management, royalty and service fees paid to MIC S.A. by our operations in El Salvador, Honduras and Nicaragua;
•    deductibility of commissions and discounts on handsets in Ecuador, Honduras and El Salvador;
•    the deductibility of expenses for depreciation and amortization in Colombia, Guatemala, Honduras, Nicaragua and Paraguay;
•the application of the territoriality principle in the determination of the taxable base of municipal taxes in Colombia; and
•withholding tax and deductibility of expenses due to the application of double tax treaties in Bolivia and Panama.
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

Dividend and Share Repurchase Plans
For a description of the shareholders’ rights to receive dividends, the conditions to declare and pay dividends and the terms of the current share repurchase plan, please refer to "Corporate Governance—Corporate Governance Statement and Framework."
Significant Changes
No significant changes have occurred other than as described in this Annual Report since the date of our most recent audited consolidated financial statements.
THE OFFER AND LISTING
Offer and Listing Details
The principal trading market of MIC S.A.'s common shares is the Nasdaq Stock Market's Global Select Market (the "Nasdaq Global Select Market") in the United States, where MIC S.A.'s common shares are listed and trade. MIC S.A.'s common shares have been listed on the Nasdaq Global Select Market since January 9, 2019, and they had previously been listed on the Nasdaq Global Select Market until May 27, 2011.
MIC S.A. terminated its Swedish depository receipt program on March 17, 2025, and as a result, there are no Swedish depository receipts outstanding.
Markets
MIC S.A.’s common shares are listed on the Nasdaq Global Select Market in the United States under the symbol “TIGO.”
MIC S.A.'s Swedish depository receipts were listed on the main market of Nasdaq Stockholm under the symbol “TIGO SDB" (formerly "MIC_SDB”) until March 17, 2025.
ADDITIONAL INFORMATION
Related Party Transactions
The related party transactions disclosures in our audited consolidated financial statements are in some respects broader than that required by Form 20-F. For purposes of consistency of presentation, references to "related parties" refer to the broader definition that is used in our audited consolidated financial statements. The Company conducts transactions with certain related parties on normal commercial terms and conditions as described in Note G.5. to our audited consolidated financial statements.

Material Contracts
Revolving Credit Facility
MIC S.A. has a $600 million revolving credit facility that originally matured on October 15, 2025, with an option to extend for two one-year periods. The facility is governed by the revolving credit agreement, dated October 15, 2020, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia. The revolving credit agreement is included as Exhibit 4.2 to this Annual Report.
Amendment no. 1 to the revolving credit facility, dated June 26, 2023, updated certain provisions to reflect the transition from LIBOR to SOFR as the reference rate. The amendment no. 1 is included as Exhibit 4.3 to this Annual Report.

Amendment no. 2 to the revolving credit facility, dated August 22, 2024, extended the maturity of $565 million of the available $600 million revolving credit facility by two years to October 15, 2027. The amendment no. 2 is included as Exhibit 4.4 to this Annual Report.
On October 15, 2025 MIC S.A. and one lender signed a joinder to the amendment no. 2 that extended the full $600 million revolving credit facility to October 15, 2027. The joinder agreement is included as Exhibit 4.16 to this Annual Report.
Credit and Guaranty Agreement
Telemóvil El Salvador, S.A. de C.V. and Telefonía Celular de Nicaragua, S.A. have a $225 million credit agreement that matures on September 12, 2027. The credit agreement is governed by the credit and guaranty agreement, dated September 12, 2022, among Telemóvil El Salvador, S.A. de C.V. and Telefonía Celular de Nicaragua, S.A., as borrowers, Millicom International Cellular S.A., as guarantor, the lenders named therein, and the Bank of Nova Scotia, as administrative agent. The credit and guaranty agreement is included as Exhibit 4.12 to this Annual Report.
Loan and Guaranty Agreement – IDB Invest (El Salvador)
In July 2025, Telemóvil El Salvador, S.A. de C.V., entered into a Loan and Guaranty Agreement with Inter-American Investment Corporation (IDB Invest) as lender. The agreement provides for a senior loan facility of up to $75 million (IDB Invest A Loan), which may be supplemented by additional B Loan participations arranged by IDB Invest with participating financial institutions. Pursuant to a B Loan Supplement, Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) agreed to participate in a B Loan of up to $75 million, with the same repayment schedule as the A Loan, amounting a total financing of $150m. In connection with this facility, Millicom International Cellular S.A. issued a parent guaranty securing the borrower’s obligations under the agreement. The credit and guaranty agreement is included as Exhibit 4.15 to this Annual Report.
Local Loan Agreement - Uruguay (Santander) and Millicom Guaranty
Telefónica Móviles del Uruguay S.A., entered into an Amended and Restated Loan Agreement (Contrato de Préstamo Modificado y Refundido) with Banco Santander S.A. as lender in October 2025. The facility amounts to approximately UYU 7.97 billion (around $200 million) and is structured in two tranches with a final maturity in September 2030. The first tranche matures in 2027, and the second tranche amortizes in semi-annual installments thereafter until final maturity. In connection with this facility, Millicom International Cellular S.A. issued a payment guaranty in favor of the lenders, irrevocably guaranteeing the full and timely payment of all obligations of Telefónica Móviles del Uruguay S.A. under the Amended and Restated Loan Agreement. An English summary of the Amended and Restated Loan Agreement is included as Exhibit 4.17 to this Annual Report.
In November 2025, Banco Santander allocated part of the Loan Agreement to three different banks, Banco Itaú approximately UYU 1.99 billion (around $51 million), Scotiabank approximately UYU 1.79 billion (around $46 million) and BBVA Uruguay approximately UYU 1.79 billion (around $46 million.)
Loan Agreement – BAC International Bank (Panama)
In October 2025, Grupo de Comunicaciones Digitales, S.A. (Tigo Panamá) entered into a term loan agreement with BAC International Bank, Inc. as lender for an amount of $110 million. The facility has a maturity of 66 months, with interest payable quarterly at a variable rate based on SOFR plus a margin. An English summary of the loan agreement is included as Exhibit 4.18 to this Annual Report.
2032 7.375% Senior Notes
On April 2, 2024, MIC S.A. issued $450 million aggregate principal amount of 7.375% senior notes that mature on April 2, 2032 . The notes were issued pursuant to the indenture, dated as of April 2, 2024, by and among MIC S.A. and Citibank, N.A., London Branch. The indenture is included as Exhibit 4.14 to this Annual Report.
2031 4.500% Senior Notes
On October 19, 2020, MIC S.A. issued $500 million 4.500% senior notes that mature on April 27, 2031 (the “Original 4.500% Notes”). The notes were issued pursuant to the indenture for the $500 million 4.500% Senior Notes due 2031, dated October 27, 2020, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit 4.6 to this Annual Report (the “2020 Indenture”). In addition, on September 24, 2021, MIC S.A. issued $308 million of additional notes of the same series pursuant to the 2020 Indenture, which are treated as a single class with the Original 4.500% Notes.
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
2029 6.250% Senior Notes
On March 25, 2019, to help finance the Telefónica CAM Acquisitions, MIC S.A. issued $750 million aggregate principal amount of its 6.250% Senior Notes due 2029. The notes were issued pursuant to the indenture for the $750 million 6.250% Senior Notes due 2029, dated March 25, 2019, between Millicom International Cellular S.A., Citibank S.A., London Branch and Citigroup Global Markets Europe AG. The indenture is included as Exhibit 4.5 to this Annual Report.
2027 5.875% Senior Notes
On April 5, 2019, the Company's subsidiary Telefónica Celular del Paraguay S.A. issued $300 million aggregate principal amount of 5.875% Senior Notes due 2027 (the "Original 5.875% Notes"). The notes were issued pursuant to the indenture for the $300 million 5.875% Senior Notes due 2027, dated April 5, 2019, between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA (the "2027 Indenture"). The 2027 Indenture is included as Exhibit 4.7 to this Annual Report. In addition, on January 28, 2020, Telefónica Celular del Paraguay S.A. issued $250 million of additional notes of the same series pursuant to the first supplemental indenture to the 2027 Indenture, which are treated as a single class with the Original 5.875% Notes. The first supplemental indenture is included as Exhibit 4.8 to this Annual Report.
2030 4.500% Senior Notes
On October 28, 2019, the Company's subsidiary Telecomunicaciones Digitales, S.A. (formerly known as Cable Onda S.A.) issued $600 million aggregate principal amount of 4.500% Senior Notes due 2030. The notes were issued pursuant to the indenture for the $600 million 4.500% Senior Notes due 2030, dated October 28, 2019, among Cable Onda, S.A., Citibank, N.A. and Banque Internationale à Luxembourg SA. The indenture is included as Exhibit 4.9 to this Annual Report.
2032 5.125% Senior Notes
On February 3, 2022, Walkers Fiduciary Limited, the trustee of CT Trust, issued $900 million aggregate principal amount of 5.125% Senior Notes due 2032. The notes are guaranteed by the Company’s subsidiaries in Guatemala and were issued pursuant to the indenture for the 5.125% Senior Notes due 2032, dated February 3, 2022, among Walkers Fiduciary Limited, the guarantors named therein, and the Bank of New York Mellon. The indenture is included as Exhibit 4.10 to this Annual Report.
2027 Floating-Rate Senior Unsecured Sustainability Bond
On January 13, 2022, MIC S.A. completed its offering of a SEK 2.25 billion (approximately $252 million) floating-rate senior unsecured sustainability bond due 2027, which is included as Exhibit 4.11 to this Annual Report.
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

Taxation
Luxembourg Tax Considerations
The following information is of a general nature only on certain tax considerations effective in Luxembourg in relation to holders of shares in respect of the ownership and disposition of shares in MIC S.A. and does not purport to be a comprehensive description of all of the tax considerations that might be relevant to an investment decision in such company. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. The information contained herein is based on the laws presently in force in Luxembourg on the date hereof, and thus subject to any change in law that may take effect after such date. Shareholders in MIC S.A. should therefore consult their own professional advisers as to the effects of state, local or foreign laws, including Luxembourg tax law, to which they may be subject.

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

(a)    Luxembourg withholding tax on dividends paid on MIC S.A. shares
Dividends distributed by MIC S.A. will in principle be subject to Luxembourg withholding tax at the rate of 15%. An exemption from Luxembourg withholding tax may apply under Article 147 of the Luxembourg income tax law (“LITL”) or under the specific provisions of a double tax treaty (if applicable).

Luxembourg resident corporate holders
No dividend withholding should apply on dividends paid by MIC S.A. to (i) a Luxembourg resident company if the conditions of Article 147 LITL are met, meaning that the Luxembourg residence corporate holder should be a collective entity covered by article 2 of the EU Parent Subsidiary (Council Directive 2011/96/EU of November 30, 2011), (ii) a fully taxable (capital) company not listed in the appendix to article 166 LITL, paragraph 10, or (iii) the Luxembourg State, a Luxembourg commune or a Luxembourg syndicate of communes or an undertaking of a Luxembourg public body or to a Luxembourg permanent establishment of a collective entity under (i), (ii) or (iii)), holding shares which meets the qualifying participation test (10% of the share capital or acquisition price of the shares of at least €1.2 million held or committed to be held for a minimum of 12 months).

Luxembourg resident individual holders
Luxembourg withholding tax on dividends paid by MIC S.A. to a Luxembourg resident individual holder may entitle such holder to a tax credit for the tax withheld provided that conditions and limits are met/respected. If not, the withholding tax charge should be allowed as a tax deductible operating expense.
Non-Luxembourg resident holders
Non-Luxembourg resident shareholders of MIC S.A. should benefit from a withholding tax exemption if the conditions of Article 147 LITL are met, meaning a 10% shareholding or share acquisition price of €1.2 million held or committed to be held for 12 consecutive months, and that the non-Luxembourg resident should either be (i) an entity which falls within the scope of Article 2 of the European Council Directive 2011/96/EU, as amended (the “Parent-Subsidiary Directive”) and that is not excluded to benefit from this directive under its mandatory general anti-avoidance rule as implemented in Luxembourg, (ii) a corporate holder fully subject to a tax comparable to Luxembourg corporate income tax (at least 8% from fiscal year 2025) and that is resident in a country having concluded a double tax treaty with Luxembourg (such as the United States), (iii) a corporate holder fully subject to a tax comparable to Luxembourg corporate income tax (at least 8% from fiscal year 2025) resident in a State member of the European Economic Area other than a Member State of the EU (or to a Luxembourg permanent establishment of such company) or (iv) a corporate holder resident in Switzerland subject to corporate income tax in Switzerland without benefiting from a tax exemption.

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
(b)    Luxembourg income tax on dividends and capital gains received from MIC S.A. shares
Fully taxable resident corporate shareholders
During fiscal year 2025, for resident corporate taxpayers, dividends (and other payments) derived from shares held in a company and capital gains realized on the sale of shares in a company are, in principle, fully taxable and thus subject to a combined corporate income tax rate of 23.87% (for resident corporate taxpayers established in Luxembourg City and having a tax base exceeding €200,000), except that, as described in further detail below, (i) dividends can benefit either from a full exemption if the conditions of Article 166 LITL are met or from a 50% exemption if the conditions of Article 115 (15a) LITL are met, and (ii) capital gains realized by resident corporate shareholders are fully exempt if the conditions of the Grand Ducal Decree of December 21, 2002 (as amended), are fulfilled.

Under the Luxembourg participation exemption on dividends as implemented by Article 166 LITL, dividends derived from shares may be exempt from income tax at the level of the resident corporate shareholder if cumulatively, (i) the shareholder is either (a) a fully taxable resident collective entity taking one of the forms listed in the appendix to paragraph 10 of Article 166 LITL, (b) a fully taxable resident corporation not listed in the appendix to paragraph 10 of Article 166 LITL, (c) a permanent establishment of a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (d) a permanent establishment of a corporation resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, or (e) a permanent establishment of a corporation or a cooperative society resident in a State party to the European Economic Area Agreement other than a Member State of the European Union, (ii) the subsidiary is either (a) a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (b) a fully taxable resident corporation not listed in the appendix to paragraph (10) of Article 166 LITL, or (c) a non-resident corporation fully subject to a tax corresponding to the Luxembourg corporate income tax, and (iii) the shareholder has held or commits itself to hold, for an uninterrupted period of at least 12 months, a participation representing at least 10% in the share capital of the subsidiary or an acquisition price of at least €1.2 million. Liquidation proceeds are deemed to be a received dividend and may be exempt under the same conditions. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the amount held in the net assets invested in that tax transparent entity.
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
Effective from fiscal year 2025, a taxpayer residing in Luxembourg may elect to forgo the advantages conferred by the Luxembourg participation exemption concerning dividends, liquidation proceeds, and capital gains. Additionally, the taxpayer may waive the 50% tax exemption applicable to dividend income derived from a qualifying shareholding or realized from the disposal of a qualifying shareholding.

This election is permissible exclusively in instances where the Luxembourg participation exemption regime would have been applicable based on the acquisition price criterion, specifically, a threshold of €1.2 million for dividends and liquidation proceeds, and €6 million for capital gains. It is important to note that this option to opt out is not available if the taxpayer would have qualified for the Luxembourg participation exemption regime solely by meeting the 10% holding threshold criterion.

The waiver must be formally exercised for each individual tax year and for each respective shareholding. In the absence of such an election, the Luxembourg participation exemption regime will be automatically applied, provided that all requisite conditions are satisfied.

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
Non-resident shareholders
Non-resident shareholders (either individual or corporate) owning a non-substantial shareholding are exempt from capital gains taxes. Non-resident shareholders owning a substantial shareholding (more than 10% of share capital of a collective entity) are taxable in Luxembourg on a capital gain realized upon the disposal if at the date of the disposal the shareholding has been owned for not more than six months, unless the non-resident shareholder is resident in a treaty country and the treaty allocates the taxation right for the capital gain to the country of residence. In this latter case, no capital gains tax will be due by non-resident shareholder. Capital gains realized on the disposal of shares by non-resident shareholders that have been owned for more than 6 months are not subject to Luxembourg income tax.

(c)    Other Taxes
Net wealth tax
Whilst non-resident corporate taxpayers may only be subject to Net Wealth Tax (“NWT”) on the net assets attributable to a permanent establishment located in Luxembourg or on real estate assets located in Luxembourg, resident corporate taxpayers are in principle subject to NWT at the rate of 0.5% for net wealth up to €500 million and at 0.05% for net wealth exceeding this threshold, unless a double tax treaty provides for an exemption or the asset may benefit from the Luxembourg participation exemption regime. Net worth is referred to as the unitary value (valeur unitaire), as determined at 1 January of each year. The unitary value is basically calculated as the difference between (a) assets estimated at their fair market value and (b) liabilities vis-à-vis third parties, unless one of the exceptions mentioned below are satisfied.

A resident corporate shareholder will be subject to NWT on shares, except if (i) the shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a specialized investment fund governed by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or a family wealth management company governed by the Law of May 11, 2007, on Family Estate Management Companies (as amended) or an undertaking for collective investment governed by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005 (as amended), or a reserved alternative investment fund governed by the law of July 23, 2016, or (ii) if the conditions mentioned above for the participation exemption regime on dividend income are met at the end of the previous year (except that no minimum holding period is required).

Effective from January 1, 2025, the minimum NWT rates are (i) €535 for a balance sheet total up to and including €350,000; (ii) €1,605 for a balance sheet total exceeding €350,000 and up to and including €2 million; and (iii) €4,815 for a balance sheet total exceeding €2 million.

It is specified that the balance sheet used for calculating the Minimum NWT must be the closing balance sheet for the relevant tax year, in compliance with all corporate income tax provisions. Consequently, all figures must be derived from the commercial balance sheet, subject only to necessary revaluations required for CIT compliance.

Notwithstanding the above, shareholdings that qualify for the participation exemption and Luxembourg-situs real estate must be included in gross assets for this calculation. Conversely, foreign-situs real estate and other assets, such as those of a foreign branch whose income is excluded from the Luxembourg tax base under the provisions of a double tax treaty, shall not be included from the calculation of gross assets.

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

The NWT charge for a given year can be avoided or reduced if a specific reserve, equal to five times the NWT to save, is created before the end of the subsequent tax year and maintained during the five following tax years. The net wealth tax reduction corresponds to one fifth of the reserve created, except that the maximum net wealth tax to be saved is limited to the corporate income tax amount due for the same tax year, including the employment fund surcharge, but before imputation of available tax credits.

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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2025. However, our PFIC status for any taxable year is an annual determination that depends on the composition of our income and assets and the market value of our assets, which may change from time to time. In addition, if we expand our lending activities in the future in any significant fashion, our risk of becoming a PFIC will increase. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.
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
Financial risk management
Millicom regularly performs financial risk management assessments to identify major risks and to take the necessary steps to mitigate such risks. The principal market risks to which we are exposed are interest rate risk, foreign currency exchange risk and non-repatriation. The Millicom Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Millicom Group’s performance in line with its Group Treasury Policy. The "Group Treasury Policy" (including treasury and financial risk management) is annually updated by the Millicom Group's Treasury function and presented to the Audit and Compliance Committee. This policy was last reviewed in December 2025.
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
On December 31, 2025 and 2024, the fair value of derivatives held by the Millicom Group may be summarized as follows:

	December 31,
	2025	2024
	(U.S. dollars in millions)
Derivatives
Cash flow hedge derivatives - liability	(23)	(59)
Net derivative asset (liability)	(23)	(59)

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
At December 31, 2025, approximately 70% of the Millicom Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2024: 84%). The table below summarizes our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
At December 31, 2025	(U.S. dollars in millions)
Fixed rate financing	228	321	830	688	650	2,135	4,851
Floating rate financing	100	376	218	337	365	638	2,035
Total	329	697	1,047	1,025	1,014	2,773	6,886
Weighted average nominal interest rate	7.17%	7.49%	6.47%	7.50%	6.27%	6.32%	6.67%
At December 31, 2024
Fixed rate financing	206	244	410	781	639	2,587	4,867
Floating rate financing	75	213	286	124	44	206	948
Total (i)	281	457	696	905	683	2,793	5,815
Weighted average nominal interest rate	6.67%	6.99%	7.47%	6.39%	6.72%	5.56%	6.22%
(i) Excluding vendor financing of $18 million, due within one year, as of December 31, 2023.

A 100 basis point fall or rise in market floating interest rates for all currencies in which the Group had borrowings at December 31, 2025 would increase or reduce profit before tax from continuing operations for the year by approximately $20 million (2024: $9 million).
Foreign currency risk
The Millicom Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. In the years ended December 31, 2025, 2024 and 2023, foreign currency exchange rate fluctuations resulted in a gain of $71 million, a loss of $43 million and a gain of $31 million, respectively.
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
The following table summarizes debt denominated in U.S. dollars and other currencies at December 31, 2025 and 2024.

	2025	2024
	(U.S. dollars in millions)
December 31
Debt denominated in U.S. dollars	3,293	3,429
Debt denominated in currencies of the following countries:
Guatemala	865	496
Colombia	620	554
Bolivia	128	153
Paraguay	565	233
El Salvador (i)	248	71
Panama (i)	734	734
Luxembourg (COP denominated)	—	33
Costa Rica	148	113
Uruguay	201	—
Ecuador (i)	83	—
Total debt denominated in other currencies	3,592	2,386
Total debt	6,886	5,815
(i)    El Salvador's and Ecuador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).

At December 31, 2025, if the U.S. dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $81 million (2024: $8 million), mainly as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the U.S. dollar.
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

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2025, MIC S.A., under the supervision and with the participation of the Millicom Group’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the Millicom Group’s disclosure controls and procedures. The Millicom Group’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Millicom Group’s management to allow timely decisions regarding required disclosures. The Millicom Group’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, the Millicom Group’s disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC's rules and forms.
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
Management has excluded from its assessment the internal control over financial reporting of Telefonica Moviles de Uruguay and Otecel, S.A., which were acquired in Q4 2025. These entities represented approximately 10% of total assets and 2% of revenues as of and for the year ended on December 31, 2025. Management is in the process of integrating the operations and internal controls of these acquisitions

The Group’s management conducted an assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2025, based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management believes that, as of December 31, 2025, the Group’s internal control over financial reporting is effective based on those criteria.
The Group’s internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, the Group’s external independent registered public accounting firm, as stated in its report which follows.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Millicom International Cellular S.A.:
Opinion on Internal Control Over Financial Reporting
We have audited Millicom International Cellular S.A. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 24, 2026 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired Telefonica Moviles de Uruguay, S.A. and Otecel, S.A. (Uruguay and Ecuador) during 2025, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, Uruguay and Ecuador’s internal control over financial reporting associated with 10% of total assets and 2% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Uruguay and Ecuador.
Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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
/s/ KPMG LLP
Miami, Florida
March 24, 2026

Changes in Internal Control over Financial Reporting
There has been no change in the Group's internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting.

AUDIT AND COMPLIANCE COMMITTEE FINANCIAL EXPERT
MIC S.A.’s Audit and Compliance Committee is chaired by Ms. Dimovic, and includes Mr. Churchill and Ms. Trevino. MIC S.A.’s Board of Directors has determined that Ms. Dimovic has the professional experience and knowledge to qualify as “audit committee financial expert” as defined by SEC rules and is "independent" within the meaning of Nasdaq Listing Rule 5605(a)(2). MIC S.A.’s Board has also determined that each of Mr. Churchill and Ms. Trevino is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and the applicable Nasdaq listing rules.
CODE OF ETHICS
Millicom has a Code of Conduct that applies to all employees, contracted staff and management. In the year ended December 31, 2025, Millicom did not waive compliance with its Code of Conduct by its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available at https://www.millicom.com/what-we-stand-for/governance/compliance/millicom-code-of-conduct/

CORPORATE GOVERNANCE
Corporate Governance Statement and Framework

Corporate Governance Statement
As a foreign private issuer incorporated in Luxembourg with its principal listing on the Nasdaq Global Select Market, Millicom follows the laws of the Grand Duchy of Luxembourg, its "home country" for corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market's Marketplace Rule 5600 series. In particular, the Nasdaq Stock Market's rules:
(i)    provide for a quorum of no less than 33 1/3% of Millicom's outstanding shares, but Millicom's Articles of Association provide that no quorum is required for ordinary meetings (other than in respect of general meetings convened for the first time in relation to amendments to the Articles of Association);
(ii)    provide for solely the involvement of independent directors in the selection of director nominees, but Millicom permits its director nominations to be proposed by the Nomination, Talent and Compensation Committee that is comprised by two independent directors and one director affiliated to the largest shareholder (Atlas);
(iii)    require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Nomination, Talent and Compensation Committee, Millicom does not require this Committee to be comprised solely of directors who qualify as independent for such purposes;
(iv)    require listed companies to have regularly scheduled meetings at which only independent directors are present, but Millicom does not impose such a requirement; and
(v)    require third-party compensation disclosure, but Millicom does not disclose third-party compensation provided to its directors or director nominees.

Corporate Governance Framework
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
Shares
MIC S.A. has only one class of shares, common shares. Each share entitles its holder to: one vote at the general meeting of shareholders; receive dividends when such distributions are decided (subject as well to restrictions in the agreements governing our indebtedness); and share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right pursuant to Luxembourg corporate law under any share or rights issue for cash, unless the Board of Directors, within the limits specified in the Articles of Association, or an extraordinary general meeting of shareholders, as the case may be, restricts the exercise thereof. The Company's Articles of Association do not impose any restrictions on the transfer of shares. MIC S.A. shares are not subject to any sinking fund provision and as all of the issued shares in MIC S.A.’s capital are fully paid up, none of MIC S.A.’s shareholders are liable for further capital calls. Following Luxembourg law, any change to the rights attached to the shares of MIC S.A. require an amendment of the Company’s Articles of Association through the approval of shareholders at an extraordinary shareholders’ meeting duly convened and held before a Luxembourg notary, with a two-thirds majority vote of the shares represented at the meeting. Any increase to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.

The Articles of Association provide for the possibility and set out the terms for the repurchase by MIC S.A. of its own shares, which repurchase must be approved in accordance with applicable law and the rules of any exchange on which MIC S.A.’s shares are listed.
There were two share repurchase plans effective during 2025:
(1) An annual share repurchase plan approved at our 2024 AGM (the "2024 Authorization") that authorized the Board of Directors, at any time between May 23, 2024 and the date of the 2025 AGM, provided the required levels of distributable reserves are met by MIC S.A. at that time, to engage in a share repurchase plan of MIC S.A.’s common shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of August 10, 1915 on commercial companies, as amended by using its available cash reserves. The maximum number of common shares that may be acquired may not exceed ten percent (10%) of Millicom's outstanding share capital as of the date when the start of a share repurchase program is announced by press release. The maximum number of common shares includes repurchases of common shares represented by SDRs prior to the termination of the Company's SDR program on March 17, 2025.
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
Under the 2024 Authorization, the Board announced on November 29, 2024 a share repurchase program for up to $150 million of Millicom's shares. The purpose of the share repurchase program was to reduce the capital of Millicom by distributing funds to the shareholders, thus enhancing shareholder value, and to meet obligations under Millicom’s share-based incentive plans or other compensation programs. The share repurchase program was managed by a brokerage firm which made trading decisions regarding the timing and quantity of the purchases, independently of Millicom, based on the framework agreed at inception. The share repurchase program was subject to the following conditions:

–Repurchases may take place during the period between December 9, 2024 and May 21, 2025.
–The maximum level of SDRs and shares that may be repurchased was the lower of $150 million (approximately SEK 1.65 billion) in aggregate purchase price, or 17,200,000 SDRs / shares (the latter corresponding to approximately 10% of Millicom’s share capital, which is the maximum number allowed under the 2024 Authorization).
–Payment for the repurchases was made in cash.
–SDRs and shares may be repurchased on Nasdaq Stockholm or the Nasdaq Global Select Market, respectively, at a price per share within the registered interval for the share price prevailing at any time (the spread), that is, the interval between the highest buying price and the lowest selling price on the regulated market where the purchases are made.
–The repurchased SDRs and shares will ultimately be transferred to employees of the Group in connection with any existing or future share-based incentive plan or be cancelled, as the case may be.

Due to Swedish regulatory considerations, prior to March 2, 2025, Millicom did not repurchase SDRs or common shares at a price above USD 25.75 or the equivalent amount in SEK (such price being the increased offer price that Atlas Luxco S.à r.l offered to holders of SDRs and common shares in its tender offer for Millicom’s SDRs and common shares in 2024).

(2) An annual share repurchase plan approved at our 2025 AGM (the "2025 Authorization") that authorized the Board of Directors, at any time between May 21, 2025 and the date of the 2026 AGM, provided the required levels of distributable reserves are met by MIC S.A. at that time, to engage in a share repurchase plan of MIC S.A.’s common shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of August 10, 1915 on commercial companies, as amended by using its available cash reserves. The maximum number of common shares that may be acquired may not exceed ten percent (10%) of Millicom's outstanding share capital as of the date when the start of a share repurchase program is announced by press release.

For shares repurchased on a regulated market where the shares are traded, the price per share shall be within the registered interval for the share price prevailing at any time (the so-called spread), that is, the interval between the highest buying rate and the lowest selling rate of the Shares on the market on which the purchases are made. For any other Shares repurchased, the price per share may not exceed 110% of the most recent closing trading price of the Shares on the Nasdaq Stock Market in the U.S., provided that the minimum repurchase price is above USD 1.5.--).

There were no share repurchase programs conducted under the 2025 Authorization.

Shareholders’ Meetings
General meetings of shareholders are convened by convening notice published in the Luxembourg Official Gazette (Journal des Publications, Recueil Electronique des Sociétés et Associations), in a Luxembourg newspaper, as a press release and on the Millicom website. According to article 18 of the Articles of Association of MIC S.A., the Board of Directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year within six months of the end of the financial year, at the registered office of the Company or any other place in Luxembourg as may be specified in the convening notice. Other meetings can be convened as necessary.

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
Disclosure of Shareholder Ownership
Until March 17, 2025, as required by the Luxembourg law on transparency obligations of January 11, 2008, as amended (the “Transparency Law”), a shareholder who acquired or disposed of shares, including depositary receipts representing shares in the Company’s capital had to notify the Company and the Commission de Surveillance du Secteur Financier of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reached, exceeded or fell below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applied to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law. This ownership disclosure is no longer required as a result of the delisting from Nasdaq Stockholm in March 2025.
Background
Millicom’s shares have been listed on the Nasdaq Global Select Market in the United States since January 9, 2019. Until March 17, 2025, Millicom's shares were also listed on Nasdaq Stockholm in the form of Swedish Depository Receipts. The delisting of the SDRs from Nasdaq Stockholm was approved on March 3, 2025 and became effective on March 17, 2025.
Millicom’s Corporate Governance Framework was primarily based on the following legislation, principles and regulations:

Publication	Authority	Philosophy
Luxembourg Law	Legislation	Comply
EU Directives and Regulations	Legislation	Comply
Nasdaq Stock Market Rules	Regulation	Comply
U.S. Securities Laws	Regulation	Comply
Good Stock Market Practice	Guiding Principles	Corporate Citizenship

Within these frameworks, Millicom's Board develops and monitors internal guidelines and practices, as further described below, to ensure the quality and transparency of Millicom's corporate governance.
Swedish Corporate Governance Code
Until the delisting of its SDRs from Nasdaq Stockholm on March 17, 2025, Millicom followed the Swedish Corporate Governance Code (“Swedish Code”), which promoted good corporate governance to ensure companies are run sustainably, responsibly and efficiently. The Swedish Corporate Governance Board opted for self-regulation, and adopted a “comply or explain” philosophy. Therefore, companies may deviate from specific provisions, as long as they disclose the deviation and explain why they chose a different solution that is more suitable for their size and specific circumstances.

Compliance with Applicable Stock Exchange Rules
None of Nasdaq Stockholm’s Disciplinary Committee, the Swedish Securities Council or the Nasdaq Stock Market reported any infringement of applicable stock exchange rules or breach of good practice on the securities market by Millicom in 2025.
Corporate Governance Structure
Millicom' s Corporate Governance structure comprises the following three levels:
1.Shareholders and representatives of shareholders (see "—Shareholders and Representation of Shareholders" below).
2.The Board of Directors and Committees appointed by the Board (see "—Board Governance" below).
3.The Group Leadership Team, and their primary governance functions (see "—Group Leadership Team" below).

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
Unless otherwise required under Luxembourg Law, an extraordinary general meeting ("EGM") must be convened to amend the Articles of Association.
At the 2025 AGM, held in Luxembourg on May 21, 2025, shareholders approved all the resolutions proposed by the Board and Nomination Committee, including the following key items:
•the annual accounts and the consolidated accounts for the year ended December 31, 2024;
•the allocation the results of the year ended December 31, 2024, to the unappropriated net profits to be carried forward; and a dividend distribution of USD 3 per share to be paid in four equal installments on or around July 15, 2025, October 15, 2025, January 15, 2026, and April 15, 2026.
•the discharge of all current and former Millicom Directors who served at any point in time during the financial year ended December 31, 2024, for the performance of their mandates;
•the establishment of the number of Directors at eight (8) and election of the Board members and Chair of the Board (see "—Board Governance—Board Profile: Skills and Experience);
•the election of KPMG as Millicom's external auditor;
•the remuneration to the Board members and external auditor; and
•the share repurchase plan.

On May 21, 2025, an EGM was held, and the proposed amendments to the articles of association were duly passed, including:
•The Authorization to the Board to cancel any repurchased shares.
•The removal of the reference to the Swedish Corporate Governance Code and the removal of the requirements regarding the composition of the Nomination Committee.
•The reinstatement of the casting vote of the Chair of the Board in the event of a tie, as provided by article 444-4 (2) of the 1915 Law.
•The removal of the requirement that written board resolutions can only be adopted in cases of urgency or exceptional circumstances.
•The authorization of the participation of shareholders in general meetings through electronic means and video conference.
•Full restatement of the Company’s Articles of Association to incorporate the changes above, as well as changes reflecting the recent delisting of Millicom’s securities from NASDAQ Stockholm.

Major Shareholders
To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.
The table below sets out beneficial ownership of our common shares (directly), par value $1.50 each, by each person who beneficially owned more than 5% of our common shares.

Name of Shareholder	Common Shares	Percentage of Share Capital (excluding treasury share)
Niel Family Group (1)	73,820,018	44.1%

(1)     Information herein is based upon a Schedule 13D/A (amendment No. 26) filed with the SEC on March 13, 2026, that reflects 70,470,018 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), beneficially owned by Atlas Investissement SAS, a company incorporated under French law as a societe par actions simplifiee ("Atlas Investissement"), plus 3,350,000 Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements (as defined in the Schedule 13D) on or before June 30, 2026. Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya SAS ("Maya"), as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
The percentage reflected in the table above is calculated on the basis of 167,540,829 Common Shares outstanding as of February 28, 2026 (169,000,000 Common Shares outstanding, less 1,459,171 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

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
Based on the records maintained by Broadridge Corporate Issuer Solutions, Inc., as of December 31, 2025, there were 180 record holders of common shares in the United States that held 169,000,000 common shares (representing 100% of the outstanding share capital as of such date). Cede & Co., the nominee of the Depository Trust Company, was the registered holder of 168,963,539 of such shares, which include 70,470,018 shares held by Atlas (representing 42.2% of the outstanding share capital as of such date). However, these figures may not be an accurate representation of the number of beneficial holders nor their actual location because most of the common shares were held for the account of brokers or other nominees.
Nomination Committee
Millicom's prior Nomination Committee, which was elected in October 2024 and served until the AGM 2025, was composed of:

Member	On behalf of:	Position
Mr. Jules Niel	Atlas	Chair
Mr. Jan Dworsky	Swedbank Robur	Member
Mr. Gerardo Zamorano	Brandes	Member
Mr. Maxime Lombardini	Chair of the Board is a member of the Nomination Committee as appointed by shareholders at the 2024 AGM	Member
The prior Nomination Committee formed in October 2024 was appointed by the largest shareholders of Millicom. It was not a Board committee. Its role was to propose resolutions regarding electoral and remuneration issues to the shareholders’ meeting held on May 21, 2025, in a manner that promoted the common interest of all shareholders, regardless of how they are appointed. Nomination Committee members' terms of office ran from the time the Nomination Committee was convened until the day of the AGM 2025.

After the AGM 2025, and following the delisting from Nasdaq Stockholm and the amendment of the articles of association, the Board resolved on the formation of a Nomination Committee comprised of Board members, rather than representatives of the largest shareholders. The Board merged the Nomination Committee with the Talent and Compensation Committee, creating the Nomination, Talent and Compensation Committee that will propose the Directors' remuneration for the approval of the 2026 AGM.

Promoting Board Diversity
In its work, the Nomination Committee gave particular consideration to the importance of diversity on the Board, including with respect to gender, age, nationality and tenure, as well as depth of experience, professional backgrounds and business disciplines. The Nomination Committee based this practice on the belief that a diverse Board promotes constructive discussion and multiple opinions, views and insights, enriching decision-making and preventing groupthink.
The Nomination Committee further assessed that the composition of the proposed Board was fit-for-purpose in respect of different nationalities and backgrounds and exhibits a solid mix of directors with highly relevant skill sets aligned with Millicom’s strategy. The current Nomination, Talent and Compensation Committee of the Board continues to pursue diversity as part of its efforts to find the most competent Board members and promote the Board’s discussion around key issues.

Board Diversity Matrix (As of December 31, 2025)

Home Country:				Luxembourg
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				8

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	3	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did not disclose demographic background	0

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

As set forth in the Company’s Articles of Association, the Board must be composed of at least six members. The 2025 AGM set the number of Directors at eight, comprising a Chair, and seven members until the next annual general meeting of shareholders. Jules Niel and Pierre-Emmanuel Durand were appointed as interim members of the Board on September 24, 2024 (with their appointments approved by the 2025 AGM).

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
Time and age limit: No age limit exists for being a director of Millicom. Directors' mandates can be for a maximum of six years before either being re-elected or ending their service. There are no restrictions on the maximum continuous periods that a director can serve. The current directors have been elected for a term starting on the date of the 2025 AGM and ending on the date of the 2026 AGM (i.e., for approximately one year).

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
Share Ownership Requirements
Directors are not required to be shareholders of the Company. Share ownership of directors is included in the director biographies set out on the following pages. Directors, excluding shares beneficially owned by Jules Niel, collectively own less than 1% of the Company's outstanding shares as of December 31, 2025.

Insider Trading Policy
The Company has an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The insider trading policy is included as Exhibit 11.1 to this Annual Report.
Roles
Chair of the Board

The Chair is elected at the AGM. If the Chair relinquishes the position during the mandate period, the Board elects a new Chair from among its members to serve until the end of the next AGM. The Board Chair convenes the Board and leads its work, coordinates with the CEO to set the meeting agendas and serves as the Board's liaison to the CEO between meetings.

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
The Corporate Secretary is also a confidante and resource to the Board and senior management, providing advice on governance, Board responsibilities and logistics.
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

Board Membership, Balance and Independence

The Nomination, Talent and Compensation Committee and the Board periodically review the size, balance and diversity of the Board to determine whether any changes are appropriate.

At the AGM, held annually within six months of the end of the financial year, or at any other general meeting, shareholders may vote for or against the directors proposed by the Nomination, Talent and Compensation Committee. One or several shareholders representing, individually or collectively, at least 10% of the share capital of Millicom may reserve the right to add one or more additional items to the agenda of the AGM and/or EGM.

The Board has adopted in its charter the qualification guidelines of an “independent director” which are consistent with the U.S. Securities and Exchange Commission rules and Nasdaq Stock Market rules. In addition, the Board considers best practices recommended by the ISS Policy for Continental Europe, Proxy Voting Guidelines Benchmark Policy Recommendation, and with consideration of the specific independence requirements within the Nasdaq Stock Market rules. A Director’s independence is determined by a general assessment of the Company or its executive management based on the Board's independence criteria. All of the 8 directors (Chair and 7 members) are non-executive and independent from the Company and its executive management, with four of them being affiliated with the largest shareholder (Maxime Lombardini, Jules Niel, Pierre-Emmanuel Durand and Pierre-Alain Allemand) as of December 31, 2025.

Factors considered to determine the Directors’ independence (after March 17, 2025) (i) from the Company, executive management and (ii) the major shareholders

Category	Test
Executive Director	Employee or executive of the company;
Any director who is classified as a non-executive, but receives salary, fees, bonus, and/or other benefits that are in line with the highest-paid executives of the company.
Non-Independent Non-Executive Director (NED)	Any director who is attested by the Board to be a non-independent NED;
Any director specifically designated as a representative of a significant shareholder of the company;
Any director who is also an employee or executive of, or receives substantial compensation from, a significant shareholder of the company;
Beneficial owner (direct or indirect) of at least 10 percent of the company's stock, either in economic terms or in voting rights (this may be aggregated if voting power is distributed among more than one member of a defined group, e.g., members of a family that beneficially own less than 10 percent individually, but collectively own more than 10 percent), unless market best practice dictates a lower ownership and/or disclosure threshold (and in other special market-specific circumstances);

Former executive (except after five-year cooling off period);
Government representative
More than 12 years of service from date of first appointment;
Any additional relationship or principle considered to compromise independence under local corporate governance best practice guidance.
Independent NED	Not classified as non-independent (see above);
No material connection, either direct or indirect, to the company (other than a board seat) or to a significant shareholder.

Swedish Code's independence provisions (applicable until March 17, 2025)

Requirement	Compliant
The majority of Millicom’s Board must be independent from the Company and its executive management team.	8 out of 8 Millicom Directors met this criterion (100%)
At least two of those independent Directors must also be independent from the Company’s major shareholders.	5 out of 8 Millicom Directors met this criterion (62.5%)
The majority of the members of the Audit Committee are to be independent in relation to the Company and its executive management. At least one of the members who is independent in relation to the Company and its executive management is also to be independent in relation to the Company’s major shareholders.	All of Millicom's Audit and Compliance Committee members meet this criterion (100%)
The Chair of the Board may chair the Compensation Committee. The other members of the committee are to be independent of the Company and its executive management.	All of Millicom's Compensation and Talent Committee members meet this criterion (100%)
Nasdaq Stock Market rules

Requirement	Compliant
The Audit Committee must have at least three members, all of whom meet Nasdaq Stock Market and U.S. Securities and Exchange Commission definitions of independence.	The three members of Millicom's Audit and Compliance Committee meet this criterion (100%)

Board Profile: Skills and Experience
Mr. Maxime Lombardini
Role: Re-elected as Chair of the Board in May 2025. He was first appointed Interim Chair of Millicom's Board of Directors on September 19, 2024. First elected as Director in May 2024.
Nationality: French
Gender: Male
Age: Born in 1965
Skills: Mr. Lombardini brings his executive expertise leading large telco companies in Europe.
Millicom Committees: None
Experience: Until September 2024, he was President and Chief Operating Officer for Millicom, leading all operational and financial responsibilities with a focus on driving profitable growth. He is currently Vice Chairman of the Iliad Group, one of the major players in the European telecoms sector. He joined Iliad in 2007, as Chief Executive Officer and continued his tenure through 2018. In May of 2018, he assumed the role of Chairman of Iliad’s Board of Directors until March 2020. Since then, he has served as the Vice Chairman of the Board of Directors. Prior to joining Iliad, Maxime has been CEO of TF1 Production, one of the leading French commercial television networks. From 1999 to 2003, he was head of business development at TF1. From 1996 to 1999, he was the company secretary of TPS (digital satellite platform). Due to his extensive experience and track record in the telecommunications industry, he emerged as a distinguished leader with a remarkable depth of expertise in the sector.

Education: He is a graduate of the Sciences Po Paris and a holder of a Master's degree in business and tax law from the University of Paris II.
Independence: Independent from the Company and its executive management, but not from its major shareholders (Atlas).
Ms. Maria Teresa Arnal
Non-Executive Director
Role: Re-elected as Non-Executive Director in May 2025. First appointed in May 2023
Nationalities: Mexican, Venezuelan and Spanish citizen
Gender: Female
Age: Born in 1971
Skills: Ms. Arnal brings her significant knowledge in the fields of digital payments and digital infrastructure businesses in Latin America, as well her experience in digital and new media technology, telecommunications and entertainment.
Millicom Committees: Chair of the Nomination, Talent and Compensation Committee
Experience: Ms. Arnal currently serves as a director of (i) Walmart of Mexico and Central America, (ii) Sigma Alimentos, S.A. de C.V., wholly owned by Alfa Corporativo, S.A. de C.V, a global food company headquartered and listed in Mexico, and (iii) Orbia, a purpose-driven growth company that tackles global challenges. Her previous experience includes (i) managing director for Google Mexico, (ii) Managing Director Spanish Speaking LATAM at Twitter, (iii) Chief Executive Officer and President at J. Walter Thompson Company in Mexico, (iv) General Manager, Director of Operations, Director of Sales, and Alliances Microsoft in Mexico, (v) consultant for The Boston Consulting Group and Booz, Allen & Hamilton. Furthermore, she founded Clarus, a leading digital marketing firm that was later acquired by WPP. She was a Director at Stripe Latam, which provides payment processing software and APIs for online commerce, where she helped start and expand Stripe's footprint. She has been involved with the tech start-up ecosystem in Latam as an investor and through Endeavor and several VC funds.
Education: Bachelor’s degree in Industrial Engineering from Andres Bello Catholic University (UCAB) and holds a Master of Business Administration (MBA) from Columbia Business School.
Independence: Independent from the Company, its executive management and its major shareholders
Mr. Bruce Churchill
Non-Executive Director
Role: Re-elected as a Non-Executive Director in May 2025; first appointed in May 2021
Nationality: U.S. citizen
Gender: Male
Age: Born in 1957
Skills: Mr. Churchill brings over 30 years of operational and strategy experience in the media industry, including senior management roles in Latin America.
Millicom Committees: Member of the Nomination, Talent and Compensation Committee and member of the Audit and Compliance Committee.
Experience: Currently, Mr. Churchill serves on the Board of Wyndham Hotels and Resorts, one of the largest hotel franchises in the world, where he also chairs the Compensation Committee and is a member of the Audit Committee. Previously, he served as (i) Non-Executive Director on the Board of Computer Sciences Corporation, a multinational corporation that provided IT services and professional services, from 2014 to 2017 (when the company merged with HP Enterprise); (ii) President of DIRECTV Latin America, LLC, from 2004 to 2015, and Chief Financial Officer of DIRECTV from January 2004 to March 2005; and (iii) President and Chief Operating Officer of STAR TV.
Education: MBA, Harvard Business School; Bachelor of Arts in American Studies, Stanford University
Independence: Independent from the Company, its executive management and its major shareholders
Ms. Justine Dimovic
Non-Executive Director

Role: Re-elected as a Non-Executive Director in May 2025. First appointed in May 2024
Nationalities: French citizen
Gender: Female
Age: Born in 1981
Skills: Ms. Dimovic brings her deep knowledge of Millicom and extensive experience in finance.
Millicom Committees: Chair of the Audit and Compliance Committee
Experience: Ms. Dimovic currently serves as Head of Group Controlling & Corporate functions Finance at Sanofi, a biopharma company listed on Euronext Paris and Nasdaq Global Select Market. Prior to this, she was (i) SVP Corporate Finance & Group Treasurer at L'Oréal, (ii) Senior Vice President of Treasury, Financing and Investor Relations at IDEMIA, and (iii) the VP of Corporate Finance & Group Treasurer at Millicom. Justine has also held roles such as Vice President of Finance, Group Treasurer, Head of Investor Relations and VP Equity Research. She began her career as an Equity Research Analyst covering the Telecom sector at Exane BNP Paribas.
Education: Master's degree engineering, Ecole Nationale Superieure des Mines de Nancy; Post graduate degree, Banking and Corporate Finance, Emlyon Business School; Executive Leadership program, Stanford University.
Independence: Independent from the Company, its executive management and its major shareholders

Mr. Pierre Alain Allemand

Non-Executive Director
Role: First elected as a Non-Executive Director in May 2025
Nationalities: French citizen
Gender: Male
Age: Born in 1973
Skills: Mr. Allemand brings his engineering background, with extensive experience and technical knowledge in the telecommunications sector in Europe and emerging countries.
Millicom Committees: None.
Experience: Mr. Allemand is a member of the Board of Directors of (i) Fiber Network Ireland, a fiberco between Eir and Infravia, and (ii) Salt Mobile in Switzerland. Previously, he was a member of the Board of Directors of Eir (Ireland) and interim CEO of Salt. He is now Executive Director in charge of IT & Network at Atlas Investissement. Prior to joining NJJ, Pierre-Alain was Executive Director in charge of network and information systems at SFR. Pierre-Alain has solid expertise in the telecom industry, having imported a wholesale IRU FTTH model in Switzerland. Pierre-Alain began his career with Spie and Neuf Cegetel as an engineer.
Education: ESTP Paris
Independence: Independent from the Company and its executive management, but not from its major shareholders (Atlas).

Ms. Blanca Treviño de Vega
Non-Executive Director
Role: Re-elected as a Non-Executive Director in May 2025. First appointed in May 2023
Nationalities: Mexican and Spain citizen
Gender: Female
Age: Born in 1959
Skills: Ms. Treviño brings her wide-ranging international experience in IT services in emerging countries, particularly in Latin America, as well as strong leadership and perspectives in the rapidly evolving world of business technology. She has led important M&A processes, mostly in Spain and USA,

Millicom Committees: Member of the Audit and Compliance Committee

Experience: Ms. Treviño is the President, CEO, and co-founder of Softtek, a global company dedicated to helping organizations evolve through technology. She also serves (i) in the Business Advisory Council for President Sheinbaum, (ii) Vice-President of the Mexican Business Council, (iii) non-executive director at the Mexican Stock Exchange, and (iv) member of the Advisory Council of the MIT School of Engineering, (v) director at Council of the Americas, (vi) director at the Ibero-American Council on Productivity and Competitiveness. Previously she served as (i) Co-Chair of the Partnership for Central America, (ii) director at Grupo Lala, (iii) independent director of Walmart Mexico for 15 years, as well as an independent director of companies such as Goldcorp and the state-owned Federal Electricity Commission.

Education: Bachelor’s degree in Computer Science from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).
Independence: Independent from the Company, its executive management and its major shareholders
Mr. Jules Niel
Non-Executive Director
Role: Re-elected as a Non-Executive Director in May 2025. First appointed in September 2024
Nationality: French citizen
Gender: Male
Age: Born in 2000
Skills: Mr. Niel brings his experience in the telecommunications industry and strategic long-term view.
Millicom Committees: Member of the Nomination, Talent and Compensation Committee.
Experience: Jules Niel is an Investment Associate at NJJ Telecom Europe, the holding company of telecom operators Eir (Ireland), Salt (Switzerland) and Monaco Telecom Group. He serves on the boards of Unibail-Rodamco-Westfield and Monaco Telecom.
Prior to joining NJJ Telecom Europe in 2023, he worked in the Global Advisory (M&A) division at Rothschild & Co in Paris.

Education: Mr. Niel holds a Master in Management from ESSEC Business School (France) and a Bachelor’s degree from Bocconi University (Italy).

Independence: Independent from the Company and its executive management, but not from its major shareholders (Atlas)
Mr. Pierre-Emmanuel Durand
Non-Executive Director
Role: Re-elected as a a Non-Executive Director in May 2025. First appointed in September2024
Nationality: French citizen
Gender: Male
Age: Born in 1990
Skills: Mr. Durand brings his strategical thinking and experience in the telecommunications industry, M&A and finance.
Millicom Committees: Observer of the Audit and Compliance Committee
Experience: Director at NJJ Telecom Europe and Atlas Investissement since 2018, focusing primarily on financial controlling, M&A, financing and business development activities. He was previously a Manager in the Transaction Services team at KPMG Paris, working on financial due diligence for corporate clients and private equity firms. He is also a member of the Boards of Directors of Salt Mobile, Eir, Epic Cyprus and Epic Malta.
Education: Master's degree in Corporate Finance, NEOMA Business School, and bachelor’s degree in Economics and English from the University of Paris X
Independence: Independent from the Company and its executive management, but not from its major shareholder (Atlas)
Mses. Arnal, Treviño and Dimovic and Messrs. Lombardini, Churchill, Allemand and Durand collectively own less than 1% of the Company's outstanding shares. Mr Jules Niel is a member of the Niel family group that beneficially owns 42.2% of the Company's shares.

Board Program
Summary of Board Activities in 2025
Immediately after the 2025 AGM, the Board of Directors held a meeting during which it agreed on key governance matters, the calendar and an annual program consisting of specific areas of focus on which the Board has a role to oversee and advise the Company.

Specific projects and topics arise in the normal course of business and are added to the program of the Board; some of these are handled by specific Board committees.

Board program and Area of Focus in 2025

Board annual program	Focused actions
1. Strategic review	Discussed, reviewed and approved the strategy
Oversaw the completion of sale of the LATI operations and related assets (tower infrastructure)
Discussed and approved agreements for the potential combination of Telefonica Colombia (Coltel) and TigoUne in Colombia and oversaw the progress of these transactions.
Discussed, reviewed and approved the acquisition of Telefonica Ecuador, Telefonica Uruguay and Telefonica Chile
Discussed with the Group Leadership Team industry and geographic trends and the operational and financial strategy for each country
Discussed and approved the developments and conclusion of the DOJ investigation and the settlement with Telefonica regarding the termination of the acquisition of Telefonica's Costa Rica in 2020.
Discussed and approved strategic contracts with suppliers.
2. Operating and financial performance review	Discussed priorities and challenges for each of the operations, including development of MFS, cable and mobile data businesses, efficiency measures and capital expenditure allocation
Monitored challenges, threats, opportunities and other consequences of the macroeconomic and regulatory climate on the business and strategy
Reviewed and approved the financial targets for 2025
Reviewed and approved spectrum acquisition
Discussed and approved the annual budget
3. Corporate governance, legal and compliance matters	Approved and oversaw the delisting from Nasdaq Stockholm
Convened the AGM 2025 and made revisions and updates to governance structure (Board and committee charters, as well as the authority matrix). Merged the Nomination, Talent and Compensation Committee
Elected the Committee Chairs and members
4. ESG; sustainability and other external affairs related matters	Oversaw initiatives in implementation of the ESG strategy and progress toward sustainability targets
Periodically reviewed the political situation by market, with a specific focus on election periods, international relations and advice on related risk management
5. HR, Organizational structure and corporate culture	Participated in review of the Group Leadership Team performance and their remuneration packages, as well as the General Managers of each operation (country).
Oversaw succession planning for the Group Leadership Team and the appointment of the GMs
6. External financial reporting and non-financial performance	Held periodic meetings with the external auditors to review the financial position and reviewed and approved related reporting
Reviewed the 2024 Annual Report and 20-F
Reviewed quarterly earnings releases and interim consolidated financial statements
7. Risk management	Participated in the annual risk assessment and reviewed the key risks facing the Group and its approach to managing risks
Set the risk appetite of the Group
8. Capital structure and capital allocation	Approved liability management plan and financing structure of M&A activities
Approved a new shareholder remuneration policy to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure and approved the following dividend distributions:
1. interim dividend, of $0.75/share paid on 15 April 2025.
2. Dividend of $3.00 per share , payable in four equal quarterly installments: $0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.
3. interim dividend of $2.50 per share, payable in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.
Approved the cancellation of treasury shares 3,096,305. As a result, the Company’s issued share capital was reduced to USD 253,500,000, represented by 169,000,000 shares.
9. Board performance self-evaluation	Completed an annual self-evaluation of combined Board performance and individual performances and reported to the Nomination Committee
10. Reports from committees	Regularly reviewed reports from Audit and Compliance Committee, and Nomination, Talent and Compensation Committee on recent activities
Discussed Director appointment proposals

Induction and Training

Millicom provides new incoming independent Board members with information on their roles and responsibilities, the Board's operating procedures and Millicom’s business and industry. We provide access to governance documents, policies and procedures; meeting materials; and Company information through a secure online tool, in meetings set with the Group Leadership Team, and through ongoing dissemination of information.

Millicom provides annual training to all directors on topics such as anti-bribery and corruption, ethics, independence and insider trading. In addition, the Board regularly receives detailed reports on specific areas that support directors' understanding of Millicom’s business and operating environment.

In 2025, the directors participated in a visit to Millicom’s operations in Panama to learn about the characteristics of the local market, meet with the group leadership team, and interact with local management.

Board Effectiveness

The Board conducts an annual performance review process, wherein each Board member’s personal performance is also reviewed. This involves assessing Board and committee actions and activities against the Board’s mandate, as determined in the Board Charter, and the mandates of its various committees.

The Board used a questionnaire to assess its performance during 2025 against the Board's key duties, its composition and processes, and the performance of individual Board members. The results of the evaluation were presented to the Nomination, Talent and Compensation Committee. It was decided that it was not necessary to engage an international consultancy firm to assist in an assessment of the composition of the Board for the proposals to the AGM 2026.

Board Meetings/Attendance at Meetings of the Board in the 2025 Financial Year

Director	Meeting Attendance	%
Mr. Maxime Lombardini	11 of 11	100%
Ms. Maria Teresa Arnal	11 of 11	100%
Mr. Bruce Churchill	11 of 11	100%
Mr. Pierre Alain Allemand	5 of 5	100%
Ms. Justine Dimovic	11 of 11	100%
Mr. Pierre-Emmanuel Durand	11 of 11	100%
Mr. Jules Niel	9 of 11	82%
Ms. Blanca Treviño de Vega	9 of 11	82%

Former Directors
Mr. Tomas Eliasson	3 of 6	50%
Overall attendance	81 of 88	92%
Board Committees
The Board is supported by committees (Audit and Compliance Committee and Nomination, Talent and Compensation Committee) that work on behalf of the Board within their respective areas of responsibility. From time to time, the Board delegates authority to an “ad hoc” work group so that it may resolve a specific matter on its own without having to go before the full Board for approval.

I. Audit and Compliance Committee
Letter from the Chair of the Audit and Compliance Committee
I am pleased to present the Audit and Compliance Committee’s report for 2025. We convened six formal meetings during the financial year in order to satisfy our established set of responsibilities.
In 2025, the Company implemented actions to drive an increase in annual equity free cash flow generation. The strong financial and economic performance achieved -driven by efficiencies and cost-discipline put in place over previous years- created a solid foundation for future opportunities. This enabled the Company not only to complete strategic divestitures, such as the sale of our Lati operations, but also to pursue growth through acquisitions, including the incorporation of Uruguay and Ecuador as new countries of operation.
Compliance Related topics
In 2025, the Company's ethics and compliance program continued to evolve to better assist employees in doing the right thing the right way, while further expanding the program's reach through our three strategic focus points: embed and entrench, communication, and data analytics. With compliance integrated into the Company's business processes, compliance teams are better able to detect and mitigate any potential risks in real time. Additionally, the compliance function disseminated its messages in conjunction with other departments in a clear and manner understandable to everyone in the organization. The compliance function also used data analytics to develop action plans and address root causes.
In focusing on the most pressing risks in 2025, the Company continued reinforcing the main elements of our compliance program, including annual digital training for the entire Company. The training covered, among other topics, our Code of Conduct, Speak Up campaign, Anti-Corruption Policy, Anti-Money Laundering Policy, and Data Privacy Policy. The training campaign this year was highly interactive and factually based. Additionally, in 2025, we revised the Company's Code of Conduct, as well as our Anti-Corruption and Government Interactions Policies.

Building on these core elements, the Company has now taken a significant step toward resolution of a previously disclosed Foreign Corruption Practices Act investigation by entering into a Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice. This agreement underscores the Company’s commitment to compliance and remediation, while allowing it to avoid a criminal conviction by meeting the terms outlined by the DOJ.
Audit Related topics

The Audit and Compliance Committee performed risk oversight of critical accounting areas, cybersecurity and other external threats. Our overarching objectives included ensuring the integrity of the Group’s financial reporting and that appropriate accounting judgments were made, assessing the external auditor's effectiveness, and overseeing the status of the internal control environment. In addition to tracking important regulatory developments in financial reporting, the committee monitored tax obligations, debt liability management, as well as the evolution of Millicom’s risk management and internal audit programs.
Our Internal Audit Team supported the Audit & Compliance Committee by aligning its audit plan and activities with the Company's evolving risk profile. This approach ensure that audit efforts remained relevant and focused on areas of greater impact. Through these activities, Internal Audit delivered relevant recommendations aimed at strengthening the Company's control environment and enhancing overall risk management practices.
I wish to extend my appreciation to my colleagues for their support of and commitment to the activities of the committee. On behalf of the Board, I would like to reconfirm our commitment to a culture of ethics and strong compliance that leads to success for the business and pride for our Company by making it happen the right way.
I look forward to continue performing our duties.

Ms. Justine Dimovic
Chair of the Audit and Compliance Committee

Audit and Compliance Committee Members and Attendance at Regularly Scheduled Meetings in 2025

Audit and Compliance Committee	Position	First appointment	Meetings/attendance	%
Ms. Justine Dimovic	Chair*	May 2024 (elected as chair in May 2025)	6 of 6	100
Ms. Mr. Bruce Churchill	Member	May 2025	3 of 3	100
Ms. Blanca Treviño de Vega	Member	May 2023	6 of 6	100
Attendance			15 of 15	100
Mr. Tomas Eliasson	Member	May 2019 (until May 2025 AGM)	3 of 3	100
Overall attendance			18 of 18	100
*Designated as having specific accounting competence as per the EU Directive.
Appointment and Role of the Audit and Compliance Committee
Millicom's Directors have established an Audit and Compliance Committee that convenes at least four times a year and comprises a minimum of three independent directors. The Audit and Compliance Committee is composed solely of independent Non-Executive Directors. Each member have skills and experience appropriate to the Company’s business and be financially literate. The Board is confident that the collective experience of the members enables them to act as an effective Audit and Compliance Committee. The Audit and Compliance Committee is also satisfied that it has the expertise and resources available to fulfill its responsibilities.
This committee has responsibility to assist the Board in its responsibility for the robustness, integrity and effectiveness of financial reporting, risk management, internal controls, cybersecurity program, internal audit and external audit process, as well as compliance with applicable laws and regulations; and to oversee the Company’s compliance program, standards of business conduct and related investigations, and to monitor the Company’s actions and resources in these areas. Millicom’s Audit and Compliance Committee reports on and makes recommendations to the full Board regarding the Group’s compliance programs and standards of business conduct. The ultimate responsibility for reviewing and approving Millicom’s Annual Report and accounts remains with the Board.
The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, VP Internal Audit & Enterprise Risk Management, Head of Business Controls, Chief Legal and Compliance Officer, Chief Technology and Information Officer, and representatives from the Company's external auditor KPMG are invited to attend committee meetings. The Secretary of the committee is the Group's Company Secretary. The Audit and Compliance Committee Chair prepares the meeting agenda in conjunction with the Chief Financial Officer and Chief Legal and Compliance Officer. Regular private sessions are held, attended only by Audit and Compliance Committee members, Internal Auditor and the external auditor, to provide an opportunity for open dialogue without management present. The Group Leadership Team are actively involved in fostering a culture of ethics and compliance from the top across all our lines of business.
At each regularly scheduled meeting, the Audit and Compliance Committee receives reports from the Chief Financial Officer, the external auditor, and the head of Internal Audit & Enterprise Risk Management and Business Controls. Additional reports are submitted by other officers of the Company as required. The Audit and Compliance Committee received the required information from the external auditor in accordance with Luxembourg regulations.

Summary of Areas of Focus and Actions in 2025
Financial reporting (refer to the following pages for details)	Reviewed key accounting and reporting matters at each meeting.
Reviewed and approved the 2024 Annual Report and 20-F together with the consolidated financial statements; the 2025 half-year earnings release; and each 2025 quarter's interim financial statements and earnings release;.

Reviewed the latest accounting developments and their effect on the financial statements, including the impact of acquisitions
Reviewed the alternative performance measures policy.
External auditor (refer to the following pages for details)	Received reports from the external auditor at each meeting covering important financial reporting, accounting and audit matters; including updates on SEC and CSSF guidelines / EU regulation.
Approved the 2025 external audit strategy and fees and the proposed approach to address the challenges posed by external factors (such as acquisitions, among others).
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
Approved the annual Internal Audit plan and subsequent updates to the plan
Reviewed internal audit findings arising from the delivery of the 2025 audit plan
Reviewed and approved the Internal Audit Charter and Enterprise Risk Management Charter
Business controls and SOX (Refer to the following pages for details)	Reviewed the results of Millicom’s Sarbanes-Oxley program
Received and reviewed findings and recommendations regarding the design and operating effectiveness of internal controls over financial reporting based on the cycle of management testing of internal controls

ESG reporting	Reviewed the progress on the CSRD legislation and disclosures following the EU Taxonomy that are part of this Annual Report.
Financing, treasury and tax	Reviewed the Group’s tax strategy and structure and approved the tax policy
Approved the updated Group treasury and related policies, including policies on hedging and financial risk management
Fraud management	Reviewed fraud-related cases, investigations and remedial actions
Related party transactions	Reviewed related party transactions

Compliance program elements	Monitored the anti-corruption program, including new and emerging risk areas, and strengthened the overall program
Received updates on the compliance policies (e.g., the Code of Conduct and the Anti-Corruption Policy)
Received updates on completion rates for the annual digital Ethics and Compliance training, as well as on the achievement of compliance Key Performance Indicators within executives’ incentive programs, with bonus awards dependent on these for the eighth consecutive year

Reporting and investigations	Received updates on the use of Speak Up resources to report issues of perceived non-compliance with our policies and values
Information security and cybersecurity	Reviewed the progress of the Information Security Annual Plan and its objectives
Reviewed the security incidents, their impact, root cause, status and statistics

The Audit and Compliance Committee held six meetings during 2025, including five meetings coinciding with key dates in Millicom’s external reporting calendar.

Financial reporting
The Audit and Compliance Committee reviewed earnings releases and financial statements for each quarter. Comprehensive reports from management and the external auditors highlighted the significant judgmental accounting issues for the attention of the committee. Applicable reporting and disclosure topics under both EU and

U.S. requirements were addressed. To assist with all matters related to earnings releases, financial statements and other market disclosures, Millicom has a Management Disclosure Committee composed of senior management from Finance, Legal and External Affairs as and when required. The Disclosure Committee review and approve disclosures and financial releases.

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
For the year ended December 31, 2025, the Audit and Compliance Committee approved fees for audit and audit-related services of $5.6 million.

Risk Management and Internal Audit

Risk Management

The Audit and Compliance Committee received regular updates on the Group’s risk management framework and process from the Management Risk Committee. These included reports on the evolution of significant risks at both operational and Group levels, along with related mitigation measures and risk management actions. Additional details can be found in the Risk Management section of this Annual Report.
In addition, the Audit and Compliance Committee reviewed matters relating to financial risk, tax risks, treasury policies and associated risks, as well as the Group's insurance coverage.
Internal Audit

The Internal Audit team provides independent and objective assurance, as well as consulting services, on the design and effectiveness of Millicom’s internal control environment, governance, and risk management processes. The Internal Audit team applies a robust methodology that enables the systematic execution of internal audit activities through a risk-based annual Internal Audit Plan.

The annual Internal Audit Plan is developed in alignment with Millicom's strategic risks and priorities, incorporating input from senior management, external audit findings, industry developments, and Internal Audit’s knowledge of the business. Prior to the start of the fiscal year, the Audit and Compliance Committee approves the annual Internal Audit plan, which includes assurance and advisory projects and other risk assessment initiatives, and evaluates the adequacy of the budget and resources.

Execution of the 2025 Internal Audit Plan provided the Group Leadership Team and the Audit and Compliance Committee with an independent view of the effectiveness of Millicom’s internal control environment and governance processes in operational, financial, compliance, and technology areas. At each meeting, the Audit and Compliance Committee received updates on internal audit activities, progress against the plan, any revisions, and the results of completed audits, including recommendations and management action plans for identified findings.

Internal Controls and SOX

The Audit and Compliance Committee received the results of management's testing of key controls and testing by the external auditors. Management concluded that the Group had maintained effective internal controls over financial reporting.

A debrief of the Sarbanes-Oxley status program was held. The Audit and Compliance Committee also reviewed and approved the planned scope of the 2025 program and approach to testing of key controls.
The Committee reviewed quarterly reports on the results of management testing of key controls and the progress made to address any control gaps.
II. Nomination, Talent and Compensation Committee
Letter from the Chair of the Nomination, Talent and Compensation Committee
The key remuneration highlights for the year are summarized below. Further details are provided in the "Compensation information" section.

On May 21, 2025, the Board of Directors expanded the scope of the Compensation and Talent Committee's work to include the nomination of directors and related matters, renaming the body to "Nomination, Talent and Compensation Committee". The Committee will make proposals to the AGM regarding Directors, the Chair and their respective remuneration, as well as the review and approval of the Company's talent and compensation of senior management.

The Committee meets regularly to review executive compensation and other talent-related matters to ensure competitiveness across our markets. To achieve our goals and foster a result-oriented company, our compensation model is based on a performance framework, that encompasses both short-term and long-term incentives. Talent remains a fundamental cornerstone for our success. As such, we recognize the importance of continuing to integrate talent management strategies with our compensation framework.

The Nomination, Talent, and Compensation Committee is composed of three Board of Directors members: Ms. Maria Teresa Arnal (Chair), Mr. Bruce Churchill, and Mr. Jules Niel.

Remuneration Policy

Our 2025 remuneration policy focuses on a total compensation approach, which consists of a base salary and benefits. The policy also includes a significant variable component paid in cash and deferred cash. These variable elements of remuneration are tied to performance measures.

For the entire Millicom Group, the annual bonus is determined using a combination of financial metrics and personal performance. Additionally, eligible employees receive a portion of their short-term incentive through a deferred cash plan, to promote long-term retention and sustained performance.

In 2025, the Company introduced a Performance Cash Award (PCA) plan for the Global Senior Management Team. The PCA is designed to align a portion of leadership compensation with shareholder interests by rewarding the achievement of annual financial performance goals and providing payout outcomes linked to Millicom’s share price, thereby reinforcing accountability, long-term value creation, and leadership retention.

The Performance Deferred Cash Plan, introduced in 2024 for the General Managers of each Tigo operation, provides deferred cash payments linked to financial metrics and is designed to ensure a sustained focus on performance in each country. This plan was maintained for 2025.

As part of our transition to the long-term incentive framework outlined above, certain unvested awards under our legacy plans remain outstanding. These relate primarily to the Deferred Share Plan and the Performance Share Plan, which will continue to phase out in an orderly manner in accordance with their respective vesting schedules.

As part of our ongoing commitment to strong governance, we continue to adhere to the comprehensive "claw-back" policy adopted by the Board. This policy was implemented in response to specific rules issued by the SEC under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank). This policy ensures that if our financial statements are restated due to errors, misstatements, or misconduct, we have mechanisms in place to recoup excess compensation paid to current and former executive officers. By aligning with regulatory requirements and industry best practices, we reinforce responsible governance and shareholder value.
There were no deviations to the remuneration policy and the Board is confident that the policy has operated as intended over the year. A summary of the elements of executive pay for 2025 is set out on the following pages.

We remain committed to developing internal talent, and our compensation strategy is designed to support the growth and promotion of our leaders as we expand into new markets. By aligning rewards with long term capability building and internal mobility, our remuneration approach reinforces leadership continuity, cultural alignment, and sustained value creation for the company.

On behalf of the Board, I hope you find the 2025 Compensation Information section insightful.

Ms. Maria Teresa Arnal
Chair of the Nomination, Talent and Compensation Committee

Compensation information
This Annual Report describes the remuneration philosophy—and related policy and guidelines—as well as the governance structures and processes in place. It also sets out the remuneration of Directors, as well as compensation of the leadership team for 2025

1.1 Role of the Nomination, Talent and Compensation Committee
The two main purposes of the Nomination, Talent and Compensation Committee are:

(a) Talent and Compensation purpose: assisting the Board in its responsibilities to attract, retain, and motivate talent, to balance short-term and long-term components of remuneration plans, and to align compensation with Company and shareholder strategic interests, including the review of (i) the programs for variable remuneration to senior management, including both ongoing programs and those that have ended during the year; and (ii) the current remuneration structures and levels in the Company. In this context, the Nomination, Talent and Compensation Committee evaluates the performance of the CEO, taking into consideration the input of the Chair of the Board; approves all variable compensation plans and grants; manages Group Leadership Team succession planning; and reviews and approves compensation and benefits of the CEO and direct reports to the CEO (including the General Managers of the operations).

(b) the Nomination and remuneration of Board members purpose: proposing candidates to be elected or re-elected as members of the Board and Committees and propose remuneration for these roles that the Board will recommend for the approval of the annual general meeting of shareholders (“AGM”).

1.2 Nomination, Talent and Compensation Committee Charter
The Group’s Nomination, Talent and Compensation Committee Charter was approved by the Board on May 21, 2025, after the AGM 2025, when it was resolved the merger of the Nomination Committee with the Compensation and Talent Committee, creating the Nomination, Talent and Compensation Committee that will propose the Directors' remuneration for the approval of the 2026 AGM as well as the review and approval of the talent and compensation of senior management.

1.3 Nomination, Talent and Compensation Committee Membership and Attendance 2025

Director	Position	First Appointment	Meeting Attendance	%
Ms. Maria Teresa Arnal	Chair	May 2023 as Member / May 2025 as Chair	5 of 5	100
Mr. Bruce Churchill	Member	Jan 2019 as Member/ From May 2024 and until May 2025 as Chair	5 of 5	100
Mr. Jules Niel	Member	May 2025 to former Nomination Committee.	2 of 3	67
Former members	Former Position	Until	Meeting Attendance	%
Mr. Pierre-Emmanuel Durand	Member	May 2025 to former Compensation and Talent Committee.	2 of 2	100
Overall Attendance			14 of 15	100

1.4 Areas Covered in 2025

Topic	Commentary
Bonus (STI) and performance reports	Reviewed and approved the Global Senior Management Team's 2024 performance reports and individual Group Leadership Team payouts for STI/LTI (cash/equity)
Reviewed and approved 2025 short-term variable compensation targets.
Compensation review	Approved all payments for Group Leadership Team members.
Reviewed executive remuneration and governance trends and developments.
Reviewed and approved the peer group for the Group Leadership benchmarking.
Approved changes to Group Leadership compensation elements based on market competitiveness.
Share and Cash based incentive plans (including LTI)	Approved the 2022 LTI (PSP) vesting.
Reviewed and approved all equity grants, including equity plan participant´s turnover
Reviewed and approved the 2025 short-term and long-term remuneration plans.
Reviewed and approved the 2025 long-term variable compensation targets.
Reviewed the replenishment of the treasury share balance reserved for share-based incentive plans.
Reviewed performance and projections of outstanding LTI plans (2023, 2024 and 2025).
Global reward strategy and executive remuneration review	Reviewed remuneration/Compensation and Benefits philosophy and strategy.
Variable pay design	Discussed and approved STI and LTI design for 2025
Reviewed and approved STI and LTI performance measures for 2025.
Other	Reviewed and approved exceptional items, new hire equity grants, etc.
Mantained the Remuneration Clawback policy.
Nomination matters
Review Board composition considerations, legal requirements and best practice, regarding Board size and composition, Chair of the Board and Chair of the AGM, as well as directors' remuneration for the approval of the annual general meeting of shareholders

Nomination, Talent and Compensation Committee governance	Reviewed and approved the Nomination, Talent and Compensation Committee annual meeting cycle and calendar.
Reviewed the Nomination, Talent and Compensation Committee Charter.
Reviewed and approved the use of an external compensation consultant.

2. Our Compensation Philosophy and Core Principles
The philosophy, guidelines, objectives, and policy applicable to remuneration of the Global Senior Management Team were approved by the Nomination, Talent and Compensation Committee.
2.1 Core Principles
The Nomination, Talent and Compensation Committee worked using the following objectives for the Global Senior Management Team's compensation.

What we strive for	What it means
Drive strategy	Variable compensation plans are designed to facilitate our strategy and ensure that the interests of our Leadership Team and Global Senior Management are aligned with those of our shareholders
Pay for Performance
Total reward is structured around pay in line with performance, providing the opportunity to reward strong corporate and individual performance. Building and maintaining a cost-efficient, fair, and competitive pay system.

The Culture and values	Reward policy and practices that drive behaviors supporting our way of working and the Sangre Tigo principles.
Retention of key talent	Competitive payouts and variable compensation plans promote retention by tying financial rewards to high performance, critical skills, and/or identified successors for key roles.
Equity and fair pay	Compensation and benefits are designed to attract and retain the right talent, ensuring equity and inclusion of a diverse workforce.

To drive the right behaviors and ensure expectations are aligned, we communicate clearly to our employees what we do and do not do when it comes to compensation. A summary is set out in the table below:

What we do	What we don't do
Align pay and performance.	Create special executive perquisites.
Designate a substantial majority of executive pay as at risk, based on a mix of absolute and relative financial and share price performance metrics.	Permit executives to hedge company shares.
Impose limits on maximum incentive payouts.	Offer tax gross-ups related to change in control.
Engage in a rigorous target-setting process for incentive metrics.
Set our STI threshold to pay only at 95% and higher levels of achievement.
Provide “double-trigger” change in control provisions in equity awards.
Maintain clawback policies that apply to our performance-based incentive plans.

2.2 Elements of Executive Pay
Compensation for the Global Senior Management Team in 2025 comprised a base salary, a short-term incentive (”STI”) plan and a long-term incentive (“LTI”) plan, together with pension contributions and other benefits (e.g. healthcare).

Salary

Pay element	Purpose	Maximum opportunity
Purpose and link to strategy	Designed to be market competitive to attract and retain talent
No absolute maximum has been set for Group Leadership Team salaries. The committee considers increases on a case-by-case basis based on peer comparison. Pay increases usually reflect a combination of roles and responsibilities, local market conditions and individual performance.

Operational execution	Paid monthly in cash in U.S. dollars or the home currency of the executive	The Nomination, Talent and Compensation Committee aims to set salaries for the Group Leadership Team at the median of the peer group.
Reviewed by the Nomination, Talent and Compensation Committee every March

STI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy
The STI links reward to key business targets (75%) and individual contribution / personal performance (25%).

Financial and operational targets are: Service Revenue (25%); EBITDA (25%) and EFCF Including Spectrum (25%).

The STI aligns with shareholders’ interests through the provision of a portion of the payment delivered in share units (DSP) and cash (DCP) deferred over three years for the senior leadership team. STI is awarded upon achieving the performance targets, with 30% paid after one year, 30% after the second year and 40% after the third year of the grant date.

These plans help incentivize and motivate leadership to execute strategic plans in operational decision-making and achieve short-term performance goals, impacting Company performance and enhancing its value.

DCP:
Service Revenue: With less than 98% of the target the award falls to 0%. The threshold achievement is 98% of the target, resulting in a payout of 80%. The opportunity is 200% for the achievement of 110%.

EBITDA: With less than 90% of the target the award falls to 0%. The threshold achievement is 90% of the target, resulting in a payout of 10%. The opportunity is 300% for the achievement of 110%.

EFCF: With less than 90% of the target the award falls to 0%. The threshold achievement is 90% of the target, resulting in a payout of 10%. The opportunity is 300% for the achievement of 120%.
DSP:
Service Revenue: With less than 98% of the target the award falls to 0%. The threshold achievement is 98% of the target, resulting in a payout of 90%. The opportunity is 200% for the achievement of 104%.
EBITDA: With less than 90% of the target the award falls to 0%. The threshold achievement is 90% of the target, resulting in a payout of 10%. The opportunity is 200% for the achievement of 110%.

EFCF: With less than 92,5% of the target the award falls to 0%. The threshold achievement is 92,5% of the target, resulting in a payout of 50%. The opportunity is 300% for the achievement of 120%.

LTI
Pay element	Purpose	Payout opportunity
Purpose and link to strategy
The Performance Cash Award (PCA) is designed to align a significant portion of the Global Senior Management Team’s compensation with the long-term interests of shareholders, reinforcing value creation, performance discipline, and leadership retention.

The plan supports Millicom’s strategy by rewarding the annual achievement of key financial goals. It promotes accountability, ensures a strong link between pay and performance, and complements the broader Long-Term Incentive (LTI) framework.

The PCA is granted in notional share units and is cash-settled. The award vest over a three-year schedule at 40% in Year 1, 30% in Year 2, and 30% in Year 3, subject to the achievement of predefined performance measures and continued employment.

The PCA payout is driven by three financial metrics: Service Revenue (33%), EBITDA (33%), and EFCF including Spectrum (33%). Each metric has its own entry point, target, and maximum payout opportunity:

Service Revenue: With less than 80% of the target the award falls to 0%. The threshold achievement is 98% of the target, resulting in a payout of 80%. The opportunity is 200% for the achievement of 110%.

EBITDA: With less than 90% of the target, the award is 0%. The threshold achievement is 90%, resulting in a payout of 10%. The opportunity is 300% for the achievement of 120%.

EFCF incl. Spectrum: With less than 90% of the target, the award is 0%. The threshold achievement is 90%, resulting in a payout of 10%. The opportunity is 300% for the achievement of 120%.

Target values are aligned with the STI plan, ensuring consistency across performance programs.

The Performance Cash Plan (PCP) is designed to align a portion of General Managers’ compensation with country financial goals, reinforcing accountability, promoting value creation, and supporting retention of key leadership. By linking payouts to country-level performance metrics, the plan ensures a strong connection between pay and performance

The plan is cash-settled annually based on achievement against predefined performance metrics:

Service Revenue (SR): 50% of the award . Entry payout: 80% at 98% achievement
Maximum payout: 200% at 110% achievement

EFCF including Spectrum: 50% of the award
Entry payout: 10% at 90% achievement
Maximum payout: 300% at 120% achievement

2.3 Other Employment Terms and Conditions
Notice of termination: If the employment of a member of Millicom’s Group Leadership Team is terminated, a notice period of up to 12 months potentially applies. The Board regularly reviews best practices in executive compensation and governance and revises policies and practices when appropriate. Millicom's change-in-control agreements for eligible executives include "double-trigger" provisions, which require an involuntary termination (in addition to change in control) for accelerated vesting of awards.

Deviations from the policy and guidelines: In special circumstances, the Board may deviate from the above policy and guidelines; for example, providing additional variable remuneration in the case of exceptional performance.
2.4 Other Executive Compensation Policies
On December 1, 2023, Millicom adopted a compensation recoupment policy, which is included as Exhibit 97.1 to this Annual Report. The policy remains in effect in 2025 and provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

In addition, the Company’s insider trading policy prohibits any hedging or speculative transactions in the Company’s shares, including the use of options and other derivatives. It also prohibits directors and employees from selling the Company’s stock short.

3. Total Group Leadership Team compensation

The compensation for the Group Leadership Team members is heavily weighted to variable compensation subject to a vesting period. As a result, total reported compensation may differ significantly relative to the actual realized compensation in any given year. Aggregate compensation paid to our Group Leadership Team in 2025 was $14.6 million. In addition, for the year ended December 31, 2025, our Group Leadership Team received 172,752 grant units of shares for a total amount of $4.5 million and 107,253 grant units related to notional units related to Performance Cash Award for a total amount of $2.8 million in connection with the short-term and long-term share based incentive programs, and the Company set aside $0.6 million for pension obligations. For more information, see Note B.4 to our audited consolidated financial statements, included elsewhere in this Annual Report.

Group Leadership Team

Name	Position	Role and responsibilities
Mr. Marcelo Benitez	CEO	• Leading the development and execution of the Company’s strategy
• Overseeing day-to-day activities and management decisions • Acting as liaison between the Board and management of the Company • Leading the Group Leadership Team
Mr. Marcelo Benitez
Chief Executive Officer
Marcelo Benitez initiated his career with the company in 1997 and was elected Chief Executive Officer (CEO) on June 1, 2024.

Marcelo Benitez assumed the role of CEO of Millicom on June 1, 2024. With an extensive 27-year professional journey in the Millicom Group, he brings a wealth of experience in the telecommunications and technology sectors, along with a profound understanding of the Latin American region.

He initiated his career with the company in 1997 as a customer service representative in his homeland of Paraguay. Since then, he has forged a remarkable career trajectory within the organization, assuming pivotal roles across multiple countries spanning Latin America and Africa during Millicom's tenure on the continent.

Mr. Benitez held the position of Vice President for the Central America Region, where he oversaw the Company’s operations across Honduras, El Salvador, Costa Rica, Nicaragua, and Panama. His career with Tigo has also included roles as General Manager of Tigo El Salvador and General Manager of Tigo Business (Tigo’s B2B operations), among others.

His most recent role before becoming CEO was in Tigo Panamá, where he oversaw the successful integration of Cable Onda and Movistar Panama. This integration solidified the Company's position as the leading provider of telecom services in the country.

Recognized as a passionate and customer-committed leader and innovator, he stands out for his leadership focus on talent development; organizational culture, Sangre Tigo, and a passion for industry effort and commitment to the region's inhabitants and community in Latin America.

Mr. Benitez holds an MBA from Pontificia Universidad Católica de Chile, a BBA from Pacific University, and completed a leadership program at Stanford University.

MILLICOM SHAREHOLDING AT December 31, 2025: Own less than 1% of the Company's outstanding shares as of December 31, 2025.

The other Group Leadership Team members support the CEO in the day-to-day operation and management of the Group within their specific areas of expertise. Millicom’s Group Leadership Team is comprised of the CEO and the following individuals:

Name	Position	Role responsibilities
Mr. Bart Vanhaeren	Chief Financial Officer
Finance and financial planning; financial performance reporting, including external financial reporting; budgeting, forecasting and monitoring expenditures and costs; implementation and enhancement of related controls; risk management.

Mr.Guillaume Duhaze	Chief Technology & Information Officer	Networks, information technology and cybersecurity within the Group.
Mr. Karim Lesina	Chief External Affairs Officer	Government relations, regulatory affairs, corporate communications and corporate responsibility, including ESG strategy.
Mr. Salvador Escalón	Chief Legal and Compliance Officer
Legal and corporate governance matters, including oversight, identification and management of legal issues, risks and claims of the Group; legal aspects of mergers and acquisitions and other corporate and commercial transactions; data privacy; compliance matters such as ethics, anti-bribery, anti-corruption, and related compliance programs

The profiles of the other Group Leadership Team members are provided below:
Mr. Bart Vanhaeren
Chief Financial Officer
Bart Vanhaeren joined Millicom in 2011, where he held several senior management positions. In April 2019, he assumed the role of Vice President of Corporate Finance at Millicom, and on April 15, 2024, he was appointed Chief Financial Officer.

He commenced his career over two decades ago with one of the Big 4 accounting firms, where he established a robust foundation in accounting and financial analysis. Transitioning to an in-house role in 2007, he assumed the position of Strategy and Corporate Development Manager at 3M, overseeing the EMEA region. In this capacity, he garnered extensive expertise spanning Western Europe, as well as emerging markets in Eastern Europe, the Middle East, and South Africa.

He started to work at Millicom in 2011 where he held various senior management positions including CFO Residential Business, Director B2B and Head of M&A. He was appointed Vice President of Corporate Finance of Millicom in April 2019 and he was responsible for the strategic parts of finance: Treasury, Tax, M&A, and Corporate Administration.

He holds a Master's Degree in Economics from the Catholic University of Leuven and an MBA from VUB-Solvay.

MILLICOM SHAREHOLDING AT December 31, 2025: Own less than 1% of the Company's outstanding shares as of December 31, 2025

Mr. Karim Lesina

Chief External Affairs Officer
Karim joined the Group Leadership Team as Executive Vice President, Chief External Affairs Officer in November 2020.
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
MILLICOM SHAREHOLDING AT December 31, 2025: Own less than 1% of the Company's outstanding shares as of December 31, 2025.

Mr. Salvador Escalón

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
MILLICOM SHAREHOLDING AT December 31, 2025 Own less than 1% of the Company's outstanding shares as of December 31, 2025.

Guillaume Duhaze

Chief Technology & Information Officer

Guillaume Duhaze oversees all network and IT activities at Millicom, defining the strategy and managing the capex investment and opex with all the Millicom operations. In addition to this role, Guillaume also oversees the Information Security office.
Before joining Millicom, Guillaume was based in Dublin and held the position of CTO for Eir, the incumbent operator in Ireland. In this role, Guillaume led a complete transformation and rationalization of the mobile and fixed network, allowing Eir to be one of the first operators to open 5G in Europe and at the forefront of the FTTH deployment.

Before his term at Eir, Guillaume held several senior management positions at SFR, the second largest operator in France, as VP of Network Engineering and then Senior VP Network and IT Operations, conducting a series of transformations.

Born in France, Guillaume holds a Master of Engineering from ESIEE (Ecole Superieure d’Ingenieur en Electronique et Electrotechnique)

MILLICOM SHAREHOLDING AT December 31, 2025: Own less than 1% of the Company's outstanding shares as of December 31, 2025.

Principal Accountant Fees and Services
The following table summarizes the aggregate amounts paid to Millicom’s auditors for the years ended December 31, 2025 and 2024.

	2025	2024
	(US$ millions)
Audit fees	4.7	4.4
Audit related fees	0.8	—
Tax fees	—	0.1
Other fees	—	0.1
Total	5.6	4.6

Audit related services consist principally of consultations related to financial accounting and reporting standards, including the issuance of comfort letters for securities offerings. Tax services consist principally of tax advisory services and tax compliance services. All other fees are for services not included in the other categories. 100% of the audit related, tax and other fees for 2025 and 2024 were approved by the Audit and Compliance Committee.
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

Purchases of Equity Securities
The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended December 31, 2025 of equity securities that are registered pursuant to Section 12 of the Exchange Act.

Period (1)	(a)Total Number of Shares Purchased (2)	(b)Average Price Paid per Share (3)	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d)Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
01/01/25 - 01/31/25	898,927	$24	898,927	3,317,470
02/01/25 - 02/28/25	1,900	$26	1,900	3,315,570
03/01/25 - 03/31/25	3,315,570	$29	3,315,570	—
Total	4,216,397	$28	4,216,397	—
(1) On November 29, 2024, the Board announced a share repurchase program for up to $150 million of Millicom's shares that expired on May 21, 2025.
(2) Amounts expressed in shares. It also includes SDRs prior to the termination of the Company's SDR program on March 17, 2025.
(3) Amounts expressed in USD

Change in Registrant's Certifying Accountant
On May 23, 2024, at the Annual General Meeting of Shareholders, KPMG Audit S.à r.l. and KPMG LLP (together, “KPMG”) were elected as our independent registered public accounting firm for the 2024 fiscal year (with a reelection of KPMG for 2025 fiscal year, by the Annual General Meeting of Shareholders dated May 21, 2025). The May 23, 2024 election and change of independent registered public accounting firm was adopted at the proposal of the Nomination Committee and in accordance with the recommendation from the Audit and Compliance Committee. Accordingly, Ernst & Young S.A. (“EY”) was not re-elected for another term and was dismissed as our independent registered public accounting firm.
The audit report of EY on our consolidated financial statements as of December 31, 2023 and 2022, and for the three-year period ended December 31, 2023, did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 2023, and through the date of filing of this Annual Report, there has not been any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreement in connection with their report, nor has there been any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company previously reported the change in its independent registered public accounting firm in its Form 20-F filed on April 8, 2025 (the “2024 Form 20-F”). In connection with reporting such change, EY furnished a letter stating that it had read and agreed with the Company’s statements under Item 16F of the 2024 Form 20-F. A copy of the letter was filed as Exhibit 15.3 to the 2024 Form 20-F.

Further, during the fiscal year ended December 31, 2023, and through the date of filing of this Annual Report, we have not consulted with KPMG regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered with respect to the Group’s consolidated financial statements; or (iii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.
EXHIBITS

1.1*	Amended and Restated Articles of Association of Millicom International Cellular S.A.
2.1	Description of Share Capital (incorporated herein by reference to Exhibit 2.1. to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022)
4.1
Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG, dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form 20-F, filed with the SEC on December 13, 2018)

4.2
Revolving Credit Agreement, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia, dated October 15, 2020 (incorporated herein by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F, filed with the SEC on March 10, 2021)

4.3
Amendment No. 1 to Revolving Credit Agreement, between Millicom International Cellular S.A. and the Bank of Nova Scotia, dated June 26, 2023 (incorporated herein by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 8, 2025).

4.4
Amendment No. 2 to Revolving Credit Agreement, among Millicom International Cellular S.A., the lenders from time to time party thereto, and the Bank of Nova Scotia, dated August 22, 2024 (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 8, 2025).

4.5	Indenture for the $750,000,000 6.250% Senior Notes due 2029, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG, dated March 25, 2019 (incorporated herein by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F, filed with the SEC on February 28, 2020).
4.6	Indenture for the $500,000,000 4.500% Senior Notes due 2031, between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG, dated October 27, 2020 (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 10, 2021).
4.7	Indenture for the $300,000,000 5.875% Senior Notes due 2027, between Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg S.A., dated April 5, 2019 (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022).
4.8	First Supplemental Indenture for the $250,000,000 5.875% Senior Notes due 2027, between
Telefónica Celular del Paraguay S.A., Citibank, N.A. and Banque Internationale à Luxembourg S.A., dated January 28, 2020 (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022).
4.9	Indenture for the $600,000,000 4.500% Senior Notes due 2030, among Cable Onda, S.A., Citibank, N.A., and Banque Internationale à Luxembourg S.A. dated October 28, 2019 (incorporated herein by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022).
4.10	Indenture for the $900,000,000 5.125% Senior Notes due 2032, among Walkers Fiduciary Limited, CT Trust, the guarantors named therein and the Bank of New York Mellon, dated February 3, 2022 (incorporated herein by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022).
4.11	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2.25 Billion Floating-Rate
Senior Unsecured Sustainability Bond due 2027 (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on March 1, 2022).
4.12	Credit and Guaranty Agreement, among Telemóvil El Salvador, S.A. de C.V., Telefonía Celular de Nicaragua, S.A., Millicom International Cellular S.A., the lenders named therein and the Bank of Nova Scotia, dated September 12, 2022 (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 12, 2024).
4.13
Sale and Purchase Agreement, between SBA Telecommunications LLC and Millicom International Cellular S.A., dated October 28, 2024 (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 8, 2025).

4.14
Indenture for the $450,000,000 7.375% Senior Notes due 2032, by and between Millicom International Cellular S.A. and Citibank, N.A., London Branch dated April 2, 2024 (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 8, 2025).

4.15*	Loan and Guaranty Agreement for the $150,000,000 due 2030, among Telemóvil El Salvador, S.A. de C.V., Inter-American Investment Corporation (IDB Invest), Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) and Millicom International Cellular S.A., dated July 18, 2025.
4.16*	Joinder to the amendment no. 2 that extended the full $600 million revolving credit facility to October 12, 2027, between Millicom International Cellular, S.A. and one lender, dated October 15, 2025.
4.17*
English summary of the Amended and Restated Loan Agreement for the UYU 7,793,000,000 due 2030, between Telefónica Móviles del Uruguay S.A., Banco Santander S.A., and Millicom International Cellular S.A., dated October 24, 2025.

4.18*	English summary of the Loan Agreement for the $110,000,000 due 2031, between Grupo de Comunicaciones Digitales, S.A. and BAC International Bank, Inc., dated October 6, 2025.
8.1*	List of significant subsidiaries
11.1*	Amended Insider Trading Policy of Millicom International Cellular S.A.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP
15.2*	Consent of Ernst & Young S.A.
97.1	Millicom International Cellular S.A. Compensation Recoupment Policy (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 12, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
0.0	Cover Page Interactive Data File (embedded within the Inline XBRL document)

______________________

*    Filed herewith
**    Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.
Date:	March 24, 2026	By:	/s/ Bart Vanhaeren
Name: Bart Vanhaeren
Title: Chief Financial Officer

		By:	/s/ Marcelo Benitez
Name: Marcelo Benitez
Title: Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom International Cellular S.A. at December 31, 2025 and 2024 and for the Years Ended December 31, 2025, 2024 and 2023
Report of independent registered public accounting firm PCAOB ID 185	F-2
Report of independent registered public accounting firm PCAOB ID 1367	F-5
Consolidated statement of income for the years ended December 31, 2025, 2024 and 2023	F-6
Consolidated statement of comprehensive income for the years ended December 31, 2025, 2024 and 2023	F-7
Consolidated statement of financial position at December 31, 2025 and 2024	F-8
Consolidated statement of cash flows for the years ended December 31, 2025, 2024 and 2023	F-10
Consolidated statement of changes in equity for the years ended December 31, 2025, 2024 and 2023	F-12
Notes to the consolidated financial statements	F-13

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Millicom International Cellular S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Millicom International Cellular S.A. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion

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
Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over certain service revenue streams

As discussed in Note B.1.1 to the consolidated financial statements, the Company recorded $5,819 million of revenue of which $5,451 million related to service revenue streams for the year ended December 31, 2025. The processing and recording of revenue from these revenue streams is reliant upon multiple information technology (IT) systems.
We identified the evaluation of the sufficiency of audit evidence over revenue from certain service revenue streams as a critical audit matter. Subjective auditor judgment was required in evaluating the sufficiency of audit evidence over these service revenue streams due to the volume of data and number of IT systems utilized throughout these revenue recognition processes. Specifically, obtaining an understanding of the systems and processes to evaluate whether relevant revenue data was processed and recorded across the various IT systems required significant auditor effort and specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over these service revenue streams, including the IT systems tested. We evaluated the design and tested the operating effectiveness of certain internal controls related to these service revenue processes. We reconciled information from the IT systems to the general ledger. For a selection of transactions, we compared the amount of revenue recorded to underlying documentation, including Company internal data, executed contracts, and other third-party data. In addition, we involved IT professionals with specialized skills and knowledge who assisted in testing relevant IT systems and internal controls over the Company’s revenue recognition processes. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the relevance and reliability of evidence obtained.
Goodwill impairment analysis for certain cash-generating units

As discussed in Notes E.1.5 and E.1.6 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2025 was $4,265 million, of which $142 million and $197 million was allocated to the Costa Rica and Nicaragua cash-generating units (CGUs), respectively. The Company tests for impairment of goodwill from CGUs at least annually and more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  The carrying value is compared to the recoverable amount of each CGU measured based on value-in-use using a discounted cash flow model. Based on the Company’s analysis, the Company determined that the recoverable amount of the Costa Rica and Nicaragua CGUs were in excess of their carrying values and therefore did not record any goodwill impairment.
We identified the evaluation of the goodwill impairment analysis for the Costa Rica and Nicaragua CGUs as a critical audit matter.  Subjective auditor judgment and specialized skills and knowledge were required to evaluate certain assumptions used in measuring the recoverable amount of the CGUs. We performed sensitivity analyses as a risk assessment procedure over assumptions used to estimate the recoverable amount of these CGUs. The estimated recoverable amount of the CGUs were sensitive to minor changes in the weighted average cost of capital (WACC) after tax rate, perpetual growth rate, average capital expenditure (CAPEX) intensity and average earnings before interest, taxes depreciation and amortization (EBITDA) margin assumptions and such assumptions were subject to measurement uncertainty.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment process for the Costa Rica and Nicaragua CGUs, including controls over the development and selection of the WACC after tax rate, perpetual growth rate, average CAPEX intensity and average EBITDA margin. We evaluated the average CAPEX intensity and average EBITDA margin assumptions by considering current and past performance.

In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:
•comparing the Company’s WACC after tax rate to a range of independently developed WACC after tax rates using publicly available market data
•evaluating the perpetual growth rate used by the Company by comparing it to industry and market data for comparable entities
•recalculating the recoverable amount of the Costa Rica and Nicaragua CGUs.

/s/ KPMG LLP

We have served as the Company’s auditor since 2024.
Miami, Florida
March 24, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Millicom International Cellular S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows of Millicom International Cellular S.A. (the “Group“) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2023, and the results of its operations and its cash flows in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

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

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé

Luxembourg, Grand Duchy of Luxembourg
March 12, 2024

We served as the Company’s auditor from 2012 to 2024.

Consolidated financial statements for the years ended December 31, 2025, 2024 and 2023
Consolidated statement of income for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024	2023
		(US$ millions)
Revenue	B.1.	5,819	5,804	5,661
Equipment, programming and other direct costs	B.2.	(1,311)	(1,420)	(1,507)
Operating expenses	B.2.	(1,758)	(1,915)	(2,043)
Depreciation	E.2.2., E.3.	(961)	(916)	(978)
Amortization	E.1.3.	(319)	(319)	(360)
Share of profit in joint ventures	A.2.	102	54	42
Other operating income (expenses), net	B.2.	68	54	10
Operating profit		1,639	1,342	826
Interest and other financial expenses	C.3.3., E.3.	(702)	(716)	(712)
Interest and other financial income	C.3.1.	28	46	28
Sale of Lati Operations	A.1.3.	741	—	—
Other non-operating (expenses) income, net	B.5., C.7.3.	(43)	(119)	36
Profit (loss) from other joint ventures and associates, net	A.2., A.3.	1	—	(3)
Profit (loss) before taxes from continuing operations		1,665	552	175
Tax expense	B.6.	(303)	(281)	(424)
Profit (loss) from continuing operations		1,362	271	(249)
Profit (loss) from discontinued operations, net of tax	E.4.2.	—	(3)	4
Net profit (loss) for the year		1,362	268	(245)

Attributable to:
Owners of the Company		1,316	253	(82)
Non-controlling interests	A.1.4.	46	15	(163)

Earnings per common share for profit attributable to the owners of the Company	B.7.
Basic ($ per share)		7.86	1.47	(0.48)
Diluted ($ per share)		7.83	1.46	(0.48)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2025, 2024 and 2023
Consolidated statement of comprehensive income for the years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	(US$ millions)
Net profit (loss) for the year	1,362	268	(245)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	31	15	33
Change in value of cash flow hedges, net of tax effects	4	(4)	(10)
Other comprehensive income (not to be reclassified to the statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	—	1	(2)
Total comprehensive income for the period	1,397	280	(223)
Attributable to:
Owners of the Company	1,362	250	(35)
Non-controlling interests	35	30	(188)
Total comprehensive income (loss) for the period arises from:
Continuing operations	1,397	283	(228)
Discontinued operations	—	(3)	4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2025, 2024 and 2023
Consolidated statement of financial position at December 31, 2025 and 2024

	Notes	December 31, 2025	December 31, 2024
		(US$ millions)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	E.1.	7,798	6,908
Property, plant and equipment, net	E.2.	3,226	2,847
Right of use assets, net	E.3.	2,346	792
Investment in Honduras joint venture	A.2.	583	561
Contract costs, net	F.5.	26	12
Deferred tax assets	B.6.	167	153
Other non-current assets	C.7.2.	123	84
TOTAL NON-CURRENT ASSETS		14,270	11,357

CURRENT ASSETS
Inventories	F.2.	70	44
Trade receivables, net	F.1.	527	390
Contract assets, net	F.5.	88	77
Amounts due from non-controlling interests, associates and joint ventures	G.5.	22	15
Derivative financial instruments	D.1.2.	—	—
Prepayments	F.6	110	94
Accrued income	F.6	150	87
Current income tax assets	B.6.2.	182	109
Supplier advances for capital expenditure	C.7.2.	36	16
Other current assets	C.7.2.	196	166
Restricted cash	C.5.	50	57
Cash and cash equivalents	C.5.	1,552	699
TOTAL CURRENT ASSETS		2,982	1,753
Assets held for sale	E.4.	1	627
TOTAL ASSETS		17,253	13,737

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2025, 2024 and 2023
Consolidated statement of financial position at December 31, 2025 and 2024

	Notes	December 31, 2025	December 31, 2024
		(US$ millions)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	C.1.	1,290	1,322
Treasury shares		(52)	(43)
Other reserves	C.1.	(689)	(531)
Retained profits		1,775	2,628
Net profit for the year attributable to owners of the Company		1,316	253
Equity attributable to owners of the Company		3,640	3,628
Non-controlling interests	A.1.4.	(20)	(54)
TOTAL EQUITY		3,621	3,574

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	C.3.	6,556	5,533
Lease liabilities	C.4.	2,293	798
Derivative financial instruments	D.1.2.	9	59
Amounts due to non-controlling interests, associates and joint ventures	G.5.	85	34
Payables and accruals for capital expenditure	F.4.3.	758	194
Provisions and other non-current liabilities	F.4.2.	390	283
Deferred tax liabilities	B.6.	149	149
TOTAL NON-CURRENT LIABILITIES		10,240	7,050

CURRENT LIABILITIES
Debt and financing	C.3.	329	282
Lease liabilities	C.4.	293	156
Derivative financial instruments	D.1.2.	14	—
Payables and accruals for capital expenditure	F.4.3.	440	305
Other trade payables	F.3.	491	300
Amounts due to non-controlling interests, associates and joint ventures	G.5.	112	105
Accrued interest and other expenses	F.4.1.	538	421
Current income tax liabilities	B.6.2.	142	122
Contract liabilities	F.5.	144	121
Dividend payable	C.2.	424	172
Provisions and other current liabilities	F.4.1.	464	421
TOTAL CURRENT LIABILITIES		3,392	2,404
Liabilities directly associated with assets held for sale	E.4.	—	709
TOTAL LIABILITIES		13,633	10,163
TOTAL EQUITY AND LIABILITIES		17,253	13,737

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2025, 2024 and 2023
Consolidated statement of cash flows for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024	2023
		(US$ millions)
Cash flows from operating activities
Profit before taxes from continuing operations		1,665	552	175
Profit before taxes from discontinued operations	E.4.2.	—	(3)	4
Profit before taxes		1,665	549	179
Adjustments to reconcile to net cash:
Interest expense on leases	C.3.3., E.3.	182	122	117
Interest expense on debt and other financing	C.3.3., E.3.	519	594	595
Interest and other financial income	C.3.1.	(28)	(46)	(28)
Adjustments for non-cash items:
Depreciation and amortization	E.1., E.2., E.3.	1,280	1,234	1,338
Share of profit in joint ventures	A.2.	(102)	(54)	(42)
Gain on disposal and impairment of assets, net	B.2., E.4.2.	(68)	(54)	(10)
Sale of Lati Operations	A.1.3.	(741)	—	—
Share-based compensation	C.1.	14	50	52
Loss from other associates and joint ventures, net	A.3.	(1)	—	3
Other non-operating (income) expenses, net	B.5.	43	119	(36)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(228)	36	(245)
Decrease (increase) in inventories		(17)	0	11
Increase (decrease) in trade and other payables, net		89	(92)	47
Changes in contract assets, liabilities and costs, net		18	(42)	65
Total changes in working capital		(137)	(97)	(123)
Interest paid on leases		(176)	(120)	(115)
Interest paid on debt and other financing		(409)	(499)	(505)
Interest received		27	43	31
Taxes paid		(335)	(239)	(233)
Net cash provided by operating activities		1,734	1,603	1,223
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.	(545)	—	—
Net proceeds from the disposal of subsidiaries and associates	A.1.3.	781	5	—
Purchase of spectrum and licenses		(73)	(135)	(236)
Purchase of other intangible assets	E.1.4.	(91)	(94)	(133)
Purchase of property, plant and equipment	E.2.3.	(650)	(540)	(814)
Proceeds from sale of property, plant and equipment	E.2.	84	58	17
Dividends and dividend advances received from joint ventures and associates	A.2.2.	99	66	63
Settlement of derivative financial instruments		—	9	(26)
Transfer (to) / from pledge deposits, net	C.5.3.	—	5	(6)
Loans granted within the Tigo Money lending activity, net		(1)	(2)	(4)
Cash (used in) provided by other investing activities, net	D.1.2.	22	25	24
Net cash provided by (used in) investing activities		(374)	(604)	(1,116)

Consolidated financial statements for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024	2023
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	C.6.	1,199	604	362
Repayment of debt and other financing	C.6.	(599)	(1,366)	(632)
Lease capital repayment	C.6.	(209)	(204)	(177)
Capital injection in subsidiary (Non-controlling interests' portion)	C.7.4.	—	—	74
Advances and dividends paid to non-controlling interests	A.1., A.2.	(2)	—	—
Share repurchase program		(119)	(99)	(5)
Dividends paid to owners of the Company	C.2.	(754)	—	—
Net cash from (used in) financing activities		(485)	(1,066)	(377)
Exchange impact on cash and cash equivalents, net		(14)	(8)	6
Net increase (decrease) in cash and cash equivalents		861	(76)	(264)
Cash and cash equivalents at the beginning of the year		699	775	1,039
Effect of cash disposal of Lati Operations	E.4.2.	(8)	—	—
Cash and cash equivalents at the end of the year		1,552	699	775

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated financial statements for the years ended December 31, 2025, 2024 and 2023
Consolidated statement of changes in equity for the years ended December 31, 2025, 2024 and 2023

	Number of shares (000’s)(iii)	Number of shares held by the Group (000’s)	Share capital (i)	Share premium (i)	Treasury shares	Retained profits(ii)	Other reserves (i)	Total	Non- controlling interests	Total equity
			(US$ millions)
Balance on January 1, 2023	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income/ (loss) for the year	—	—	—	—	—	(82)	47	(35)	(188)	(223)
Transfer to legal reserve	—	—	—	—	—	(2)	2	—	—	—
Purchase of treasury shares (iv)	—	(604)	—	—	(18)	7	—	(10)	—	(10)
Share based compensation (i)	—	—	—	—	—	—	50	50	1	52
Issuance of shares under share-based payment schemes	—	1,447	—	(9)	57	(7)	(40)	1	—	1
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	(1)
Put Option reserve (Note C.7.4)	—	—	—	—	—	(81)	—	(81)	—	(81)
Capital injection in subsidiary (Note C.7.4)	—	—	—	—	—	—	—	—	74	74
Balance on December 31, 2023	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the period	—	—	—	—	—	253	(3)	250	30	280
Dividends (Note C.2)	—	—	—	—	—	(172)	—	(172)	(1)	(173)
Transfer to legal reserve	—	—	—	—	—	(8)	8	—	—	—
Purchase of treasury shares (iv)	—	(3,451)	—	—	(73)	1	—	(72)	—	(72)
Share based compensation (i)	—	—	—	—	—	—	49	49	1	50
Share based cancellation	—	—	—	—	—	—	(35)	(35)	—	(35)
Issuance of shares under share-based payment schemes	—	1,963	—	(12)	38	24	(50)	1	—	1
Put Option reserve reversal (Note C.7.4)	—	—	—	—	—	79	—	79	—	79
Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
Adjustment on adoption of Amendment to IAS 21 (Introduction Note)	—	—	—	—	—	—	(188)	(188)	—	(188)
Total comprehensive income for the period	—	—	—	—	—	1,316	46	1,362	35	1,397
Dividends (Note C.2)	—	—	—	—	—	(1,048)	—	(1,048)	(2)	(1,050)
Purchase of treasury shares (iv)	—	(4,511)	—	—	(127)	(1)	—	(128)	—	(128)
Cancellation of treasury shares (v)	(3,096)	3,096	(5)	(19)	84	(61)	—	—	—	—
Share based compensation (i)	—	—	—	—	—	—	14	14	—	14
Issuance of shares under share-based payment schemes	—	1,366	—	(8)	33	4	(29)	—	—	—
Balance on December 31, 2025	169,000	(1,906)	253	1,036	(52)	3,091	(689)	3,640	(20)	3,621
(i)Share capital, share premium (including the effects of rights offering) and other reserves (including share-based compensation) – see note C.1.
(ii)Retained profits – includes profit for the year attributable to equity holders, of which $661 million (2024: $562 million; 2023: $491 million) are not distributable to equity holders.
(iii)The authorized share capital amounts to $300 million divided into 200 million shares with a par value of $1.50 each.
(iv)During the year ended December 31, 2025, Millicom repurchased 4,216,397 shares for a total amount of $119 million , completing the Share Repurchase Plan launched during 4Q 2024 for a total of approximately $150 million (2024: 2,983,320 shares for a total amount of $63 million ) and withheld approximately 294,709 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2024: 467,247; 2023: 320,985).
(v)On May 21, 2025, an Extraordinary General Meeting of shareholders approved, a 3,096,305 treasury shares cancellation.

                The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Introduction
Corporate Information
Millicom International Cellular S.A. (the “Company” or “MIC S.A.”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures, joint operations and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand Tigo.
The Company’s shares are traded since January 9, 2019, on the Nasdaq Stock Market in the U.S. under the ticker symbol TIGO. The Company's shares were also traded as Swedish Depositary Receipts on the Stockholm stock exchange under the symbol TIGO SDB (formerly MIC SDB), until March 17, 2025. The Company has its registered office at 148-150 Boulevard de la Pétrusse , L-2330 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630. As of December 31, 2025 Atlas Investissement S.A.S. (formerly known as Atlas Luxco S.à r.l) holds approximately 42.2% of Millicom voting shares (excluding treasury shares of 1,906,226), whose final beneficial owner is Xavier Niel and his family.
On March 20, 2026, the Board of Directors authorized these consolidated financial statements for issuance.
Business activities
Millicom operates its mobile businesses in Latin America (Bolivia, Colombia, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay and Uruguay). Millicom operates various cable and fixed line businesses in Latin America (Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay). Millicom also provides direct to home satellite service in most of its markets. Millicom also provides Mobile Financial Services (MFS) and tower infrastructure and services.
Our reportable segments consist of Guatemala, Colombia, Panama, Honduras, Paraguay, Bolivia and Other, which includes El Salvador, Nicaragua, Costa Rica, Uruguay and Ecuador (these two latest in 2025). The Honduras joint venture performance is reviewed by the CODM in a similar manner as for the Group’s fully owned operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations included in note B.3. Segmental information.
Current macroeconomic environment
The macroeconomic environment remained stable during 2025, except for the case of Bolivia, where the application of the IAS 21 amendments, has resulted in an average foreign exchange rate of 12.83 for 2025, representing a devaluation of 46.12% year-on-year, impacting results during the period. The scarcity of U.S. dollars in the country has also been impacting inflation, which reached 20.40% for the last twelve-months period ended December 31, 2025 , up from 10.0% for the full year 2024 and 2.1% for the full year 2023.
The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.
Climate-related risks
As already publicly announced and discussed elsewhere in our external reporting, our goal is to raise the bar on the Group’s contribution on environmental, societal and governance matters. Although there is no single explicit standard on climate-related matters under IFRS, climate risk and other climate-related matters may impact a number of areas of accounting. Up to now, the Group has not been significantly impacted by climate change, and, currently, management has not considered the climate-related risks as part of the Group's top key risks. Nevertheless, management will continue monitoring every year the potential risks resulting from the effects of climate change in the form of natural disasters, such as extreme weather events affecting our 'Networks and infrastructure resilience'. So far, management has not identified nor considered any material impacts of climate change on assumptions used (e.g. for impairment tests, fair value measurement, etc.) and on the Group's financial reporting (e.g. provisions, fixed assets, etc.).
IFRS Consolidated Financial Statements
Basis of preparation
These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board ("IASB") and in accordance with IFRS Accounting Standards as adopted by the European Union. These financial statements have been prepared on a historical cost basis, except for certain items including derivative financial instruments (measured at fair value) and financial instruments that contain obligations to purchase own equity instruments (measured at the present value of the redemption price).

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
In accordance with the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, the Group evaluated the exchangeability of the Bolivia Boliviano (BOB). Based on this evaluation, the Group determined that the BOB was not exchangeable and, accordingly, applied alternative estimated exchange rates, in compliance with the requirements of the amended standard. In determining this estimate, management applied a valuation approach intended to reflect the rate at which an orderly exchange transaction would occur between market participants at the measurement date. The estimation incorporated at the implementation date internal information derived from previous and most recent USD purchases in our operation in Bolivia. During 2025, observable/publicly input such as the USDT became available and was also used in this valuation estimate.
Because the BOB is not freely exchangeable for USD, the Group is exposed to additional financial and operational risks. These include: (i) Foreign currency liquidity risk being the risk that the Group may be unable to obtain USD when required to settle obligations or repatriate funds;.(ii) Valuation risk being the risk of estimating an exchange rate that may differ from the rate ultimately realised in future transactions; (iii).Regulatory risk, related to changes in government policies or foreign exchange controls that may affect the availability of foreign currency or the mechanism for conversion and (iv) Market volatility risk, related to limited exchangeability leading to significant volatility between official, estimated and any parallel market exchange rates.
As of the date of the initial application of the amendment referred above, the estimated exchange rate was 11.32 BOB per U.S. dollar. In turn, the official reference exchange rate was 6.91 BOB per US dollar as of January 1, 2025. See also "New and amended IFRS accounting standards."
The following table presents functional currency translation rates for the Group’s locations to the US dollar on December 31, 2025 and 2024 and the average rates for the years ended December 31, 2025, 2024 and 2023.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

Exchange Rates to the US Dollar	Functional Currency	2025 Year-end Rate	2024 Year-end Rate	Change %	2025 Average Rate	2024 Average Rate	Change %	2023 Average Rate
Bolivia (ii)	Boliviano (BOB)	9.60	6.91	(28.0)%	12.83	6.91	(46.1)%	6.91
Colombia	Peso (COP)	3,757	4,409	17.4%	4,053	4,083	0.7%	4,313
Costa Rica	Costa Rican Colon (CRC)	501	513	2.3%	506	519	2%	550
Ecuador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a
El Salvador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Guatemala	Quetzal (GTQ)	7.66	7.71	0.5%	7.68	7.76	1.1%	7.84
Honduras	Lempira (HNL)	26.51	25.44	(4.0)%	26.09	24.88	(4.6)%	24.66
Luxembourg	Euro (EUR)	0.85	0.97	13.4%	0.89	0.93	4.4%	0.93
Nicaragua	Cordoba (NIO)	36.62	36.62	—%	36.62	36.62	—%	36.44
Panama	Balboa (B/.) (i)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paraguay	Guarani (PYG)	6,576	7,831	19.1%	7,546	7,569	0.3%	7,299
Sweden	Krona (SEK)	9.21	11.07	20.2%	9.74	10.57	8.5%	10.60
United Kingdom	Pound (GBP)	0.74	0.80	7.7%	0.76	0.78	3.2%	0.80
Uruguay (iii)	Uruguayan Peso (UYU)	39.04	n/a, see Note A.1.2.		39.57	n/a, see Note A.1.2.
(i) the balboa is tied to the United States dollar at an exchange rate of 1:1.
(ii) As from January 1, 2025 Millicom adopted the Amendments to IAS 21, as explained above.
(iii) 2025 average rate as from acquisition date (see Note A.1.2.).
New and amended IFRS accounting standards
On January 1, 2025, the group adopted the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates' resulting in a negative impact of $70 million on remeasurement of monetary and non-monetary items and a negative translation into presentation currency (USD) effect of $118 million, totaling $188 million negative effect included in a single line item, titled "Adjustment on adoption of Amendment to IAS 21", in the Group's consolidated statements of changes in equity for the year ended December 31, 2025.
The following changes and amendments to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:
▪Amendments to IFRS 9 and IFRS 7: Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).
▪Amendments to IFRS 9 and IFRS 7, issued on 18 December, 2024: These Amendments to IFRS 9 and IFRS 7 aim to help companies to improve their reporting of the financial effects of nature-dependent electricity contracts, commonly structured as power purchase agreements (PPAs) and apply only to contracts referencing nature-dependent electricity in which a company is exposed to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g. wind or solar energy). The changes to IFRS 9 clarify the application of the ‘own-use’ exemption and permit hedge accounting if these contracts are used as hedging instruments while the changes to IFRS 7 add new disclosure requirements on the company’s financial performance and cash flows.
▪Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7.
The following standards and amendments are effective for annual periods starting on January 1, 2027 (IFRS 18) and their potential impact on the Group consolidated financial statements is currently being assessed by management:
▪IFRS 18, 'Presentation and Disclosure in Financial Statements': IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
Change in accounting estimate
Effective in 2024, we revised the estimated useful lives of our fiber optic network assets and related equipment/software. this is considered a change in accounting estimate under IAS 8.
◦Fiber Optic Network: Useful life increased from 15 years to 25 years
◦Related equipment/Software: Useful life range increased to 5-10 years (previously 5-7 years for equipment and 5 years for software)

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
This change is applied prospectively, meaning there is no impact on financial statements for prior periods. Fully depreciated assets remain fully depreciated; their cost will not be reset.
For the full year 2024, this change decreased depreciation expense by approximately $48 million compared to what the depreciation charge would have been using previous estimated useful lives. Estimating the impact on future years was impractical.
While the change also affects lease right-of-use assets and asset retirement obligation provisions, the impact on these areas is considered immaterial.
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
For the full year 2023, the net effect of the changes represent a decrease in depreciation expense of approximately $27 million compared to what we expected the depreciation charge to be using previous estimated useful lives, while estimating the net effect of the changes in depreciation for future years is impractical. This change in accounting estimate also affects the lease right-of-use assets (for those being depreciated over the shorter of useful life and lease term) and on asset retirement obligation provisions. However, the impact of the change is immaterial.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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

Entity	Country	Activity	December 31, 2025 % holding*	December 31, 2024 % holding*	December 31, 2023 % holding*
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share	50-1 share	50-1 share
Comunicaciones Celulares S.A.	Guatemala	Mobile	100	100	100
Grupo de Comunicaciones Digitales, S.A. (formerly Telefónica Móviles Panama, S.A.)	Panama	Mobile	100	100	100
Millicom Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100	100
Millicom International Services LLC	USA	Services Company	100	100	100
Millicom LIH S.A.	Luxembourg	Holding Company	100	100	100
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100	100
Millicom Telecommunications S.A. (i)	Luxembourg	Holding Company ('MFS business')	100	100	100
Navega.com S.A.	Guatemala	Cable, DTH	100	100	100
Otecel, S.A.	Ecuador	Mobile	100	N/A	N/A
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Mobile	100	100	100
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Mobile	100	100	100
Telecomunicaciones Digitales, S.A. (formerly Cable Onda S.A.)	Panama	Cable, Pay-TV, Internet, DTH, Fixed-line	100	100	100
Telefónica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, Cable	100	100	100
Telefonía Celular de Nicaragua S.A.	Nicaragua	Mobile, Cable, Internet, Fixed-line	100	100	100
Telefónica Celular del Paraguay S.A.	Paraguay	Mobile, Cable, Pay-TV, Internet	100	100	100
Telemóvil El Salvador S.A. de C.V.	El Salvador	Mobile, Cable, DTH	100	100	100
Telefónica Móviles de Uruguay S.A.	Uruguay	Mobile	100	N/A	N/A
UNE EPM Telecomunicaciones S.A. and subsidiaries	Colombia	Fixed-line, Internet, Pay-TV, Mobile	50-1 share	50-1 share	50-1 share
* Also reflects the voting interest, except in Colombia where voting interest is 50% + 1 share for each of the two entities. See also Note "H."
(i) Millicom Telecommunications S.A. is the holding Company of most of the Group's MFS business.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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

A.1.2. Acquisition of subsidiaries and changes in non-controlling interests in subsidiaries
Scope changes 2025
Colombia Acquisition - Definitive purchase agreement with Telefonica and commitment to present an offer for EPM
Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, have entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. See also Note H: "UNE EPM remaining shares acquisition" and "Acquisition of Telefónica’s Controlling Stake in Colombia Telecomunicaciones S.A. E.S.P. (Coltel)").
Uruguay Acquisition
Following the definitive agreement signed in May 2025, on October 7, 2025, Millicom completed the acquisition of 100% of Telefonica Moviles del Uruguay S.A. (Movistar) after final regulatory approval, for an enterprise value of $440 million. Aim of this transaction, is to enter the Uruguayan market, further consolidating Millicom's presence in South America
Millicom has provisionally determined the fair values of Tigo Uruguay's identifiable assets and liabilities, and in particular its tangible assets, intangible and right of use assets as well as its lease liabilities. The purchase price allocation is preliminary as at the reporting date. The fair values of identifiable assets and liabilities are subject to further work and analysis as the Group completes its valuation procedures. Any adjustments arising during the measurement period will be recognised retrospectively as at the acquisition date, with a corresponding adjustment to goodwill. Finalization of the fair value exercise is expected to occur before Q3 2026.
At acquisition date - October 7, 2025 Provisional fair values (100%) ($ millions)

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

Tigo Uruguay	Provisional fair values (At acquisition date 7Oct2025) ($ millions)
Intangible assets (excluding goodwill)	203
Property, plant and equipment	120
Right of use assets	82
Other non-current assets	9
Current assets (excluding cash)	43
Trade receivables	24
Cash and cash equivalents	53
Total assets acquired	534
Lease liabilities	82
Other debt and financing	200
Other liabilities	78
Total liabilities assumed	360
(A) Fair value of assets acquired and liabilities assumed, net	174
(B) Purchase consideration	301
(C=B-A) Provisional goodwill arising on acquisition	127
Goodwill is attributable to the workforce and the expected synergies across networks, operations and commercial services. It is currently not expected to be tax deductible. From October 7, 2025 to December 31, 2025, Tigo Uruguay contributed $63 million of revenue and a net profit of $3 million to the Group. If Tigo Uruguay had been acquired on January 1, 2025 incremental revenue for the year 2025 would have been $169 million and incremental net profit for the same period of $18 million. Acquisition-related costs included in the statement of income under operating expenses were immaterial.
Ecuador Acquisition
Following the definitive agreement signed in June 2025, on October 30, 2025, Millicom completed the acquisition of 100% of Telefónica’s telecommunications operations in Ecuador, after final regulatory approval, for an enterprise value of $380 million.
Millicom has provisionally determined the fair values of Tigo Ecuador's identifiable assets and liabilities, and in particular its tangible assets, intangible and right of use assets as well as its lease liabilities. The purchase price allocation is preliminary as at the reporting date. The fair values of identifiable assets and liabilities are subject to further work and analysis as the Group completes its valuation procedures. Any adjustments arising during the measurement period will be recognised retrospectively as at the acquisition date, with a corresponding adjustment to goodwill. Finalization of the fair value is expected to occur by October 29 2026.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

Tigo Ecuador	Provisional fair values (At acquisition date 30Oct2025) ($ millions)
Intangible assets (excluding goodwill)	216
Property, plant and equipment	269
Right of use assets	233
Other non-current assets	20
Current assets (excluding cash)	110
Trade receivables	32
Cash and cash equivalents	83
Total assets acquired	963
Lease liabilities	231
Other debt and financing	85
Other liabilities	267
Total liabilities assumed	583
(A) Fair value of assets acquired and liabilities assumed, net	380
(B) Purchase consideration	380
(C=B-A) Provisional goodwill arising on acquisition	—
From November 1, 2025 to December 31, 2025, Tigo Ecuador contributed $81 million of revenue and a net profit of $1 million to the Group. If Tigo Ecuador had been acquired on January 1, 2025 incremental revenue for the year 2025 would have been $404 million and incremental net profit for the same period of $26 million. Acquisition-related costs included in the statement of income under operating expenses were immaterial.
Scope changes 2024
There were no material acquisitions or disposals in 2024.
Scope changes 2023
There were no material acquisitions in 2023.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
A.1.3. Disposal of subsidiaries and formation of a joint operation
Lati Disposal - Lati Operations and other assets
On October 28, 2024, Millicom agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets.
As part of the other assets portfolio sale described above, Tigo Nicaragua transferred most of the towers to SBA for a total gross consideration of approximately $52 million. The tower transfer qualifies as a sale under IFRS 15. Under IFRS 16, Tigo Nicaragua recognized only the gain on the portion of rights transferred, for approximately $13 million, under ‘Other operating income (expenses), net’, since it continues to use a percentage of the towers economic benefit via the leaseback. Additionally, on October 27, 2025, we closed the sale of Lati Honduras towers for approximately of $75 million (out of which approximately $50 million, are recognized under "Share of Profit in Honduras joint venture" ).
During the year ended on December 31, 2025, Millicom closed the above mentioned transaction through the sale of its Lati Operations for Millicom’s mobile passive infrastructure assets and auxiliary agreements like build to suit, corporate guarantees, exclusivity or other agreements. As per the sale agreement, the initial sale price might be adjusted to consider some net adjustment amounts determined in the “Final Closing Statement". Should the price adjustments prove insufficient, Millicom may be required to make additional provisions. Conversely, the company may be entitled to receive additional consideration under earn-out arrangements, depending on the achievement of certain conditions or performance targets.
In addition to the transactions with SBA, Millicom sold Lati Paraguay to Atis Group on June 3, 2025.
Total consideration for the transactions with SBA and Atis was approximately $975 million resulting in a gain on sale of of $741 million, recognized under "Sale of Lati Operations" in the consolidated statement of income. Following the closings with SBA and Atis mentioned above, Millicom 's subsidiaries recognized new Right-of-Use assets and Lease Liabilities for approximately $680 million.
Towers sales in Colombia
On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback. The transfer of the towers to Towernex consisted of three batches, , completed by the end of 2025.
Assets held for sale / Disposal Group- Mobile Network sharing agreement in Colombia
On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. The transaction closed on December 20, 2024, with the approval from the Ministry of Information Technology and Communications to transfer in favor of the Temporary Union the permit for the access, use and exploitation of 20 MHz of radioelectric spectrum for the operation of land mobile radiocommunication services in the national territory granted to Colombia Móvil in the Resolution #332 dated February 20, 2020. Simultaneously, both operators contributed their RAN assets to UNIRED, the vehicle established to operate and maintain the unified mobile access network.
This collaboration involves two new joint arrangements. (both qualifying as joint operations, as defined in IFRS 11):
▪A 'NetCo ("UNIRED")': This company holds and manages the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator owns 50% of this NetCo. Transfers of RAN assets to UNIRED happened in December 2024, when UNIRED did a step-up exercise to determine the fair values of the contributions from both joint operators. The transfer of lease agreements is taking place as from January 2025.
▪A 'Unión Temporal' ("UT"): This temporary joint arrangement manages the spectrum licenses and related liabilities. Similarly, ownership is split 50/50 between the two operators. Assets and liabilities related to the #332 resolution mentioned above were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the UT.
In 2025, Tigo Colombia derecognised right-of-use assets and liabilities amounting to $76 million and $104 million, respectively, in connection with lease agreements previously classified as assets held for sale in the fourth quarter of 2024. These lease agreements were transferred to UNIRED, the entity that had already assumed the role of lessee under the respective contracts. The net impact of the derecognition resulted in a gain of $28 million, which was recognized in the consolidated statement of profit or loss under ‘Other operating income (expenses), net.’ Additionally, the Tigo Colombia terminated certain lease agreements with deferred gains of

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
$15 million as of December 31, 2024. These gains were accelerated and recognized in full in Q1 2025 within the same line item. As of December 31, 2025, the right-of-use assets and liabilities of UNIRED at Tigo Colombia's share amount to $391 million (2024: nil) and $405 mllion (2024: nil), respectively.
In 2025, Tigo Colombia derecognised spectrum license assets and liabilities amounting to $604 million and $696 million, respectively, previously classified as assets held for sale. These spectrum license assets and liabilities were transferred to the UT, (with $42 million of difference towards the 50% of the former book value of $302 million recognized as a reduction of spectrum intangible assets). As of December 31, 2025, the spectrum license assets and liabilities of the UT at Tigo Colombia's share amount to $583 mlllon (2024: $115 million) and $697 million, (2024: $103 millon) respectively.
In 2025, Tigo Colombia derecognised by transferring to UNIRED, Property, plant and Equipment amounting to $3 million previously classified as assets held for sale. As of December 31, 2025, Property, plant and Equipment of the UNIRED at Tigo Colombia's share amount to $174 million. (2024: $116 million).
Costa Rica Merger
On September 11, 2025, the telecommunications regulator in Costa Rica (Superintendencia de Telecommunicaciones or "SUTEL"), issued a resolution rejecting the petition to merge Tigo Costa Rica with Liberty Latin America pursuant to the agreement signed on August 1, 2024. Millicom and Liberty have appealed this decision but on 12 November 2025, the Telecommunications Superintendency (SUTEL) issued its final resolution, deciding not to approve the above mentioned transaction. Consequently on 15 January 15, 2026, Millicom and Liberty terminated their transaction agreement.
Other disposals
For the years ended December 31, 2025, 2024 and 2023, Millicom did not dispose of any other significant investments.

A.1.4. Summarized financial information relating to subsidiaries with significant non-controlling interests
The summarized financial information for material non-controlling interests in our operations in Colombia is provided below. This information is based on amounts before inter-company eliminations.
Colombia

	2025 (*)	2024	2023
	(US$ millions)
Revenue	1,450	1,380	1,313
Total operating expenses	(493)	(496)	(501)
Operating profit	313	283	60
Net profit (loss) for the year	92	30	(326)
50% non-controlling interest in net (loss)	46	15	(163)
Total assets (excluding goodwill)	2,649	2,089	2,470
Total liabilities	2,653	2,177	2,605
Net assets	(4)	(87)	(135)
50% non-controlling interest in net assets	(2)	(44)	(68)
Consolidation adjustments	(19)	(11)	(17)
Total non-controlling interest	(21)	(55)	(85)
Dividends and advances paid to non-controlling interest	(2)	—	—
Net cash from operating activities	435	297	270
Net cash from (used in) investing activities	(226)	(175)	(214)
Net cash from (used in) financing activities	(124)	(119)	(54)
Exchange impact on cash and cash equivalents, net	6	(7)	2
Net increase (decrease) in cash and cash equivalents	91	(3)	5
(*) It includes figures from Unired/UT.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
A.2. Joint arrangements
The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators.
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
At December 31, 2025, the equity accounted net assets of our joint venture in Honduras totaled $426 million (December 31, 2024: $373 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2024: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2025, Millicom's joint venture in Honduras repatriated cash of $123 million under different forms (December 31, 2024: $89 million).
At December 31, 2025, Millicom had $192 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2024: $133 million). In addition, as of December 31, 2025, Millicom had a total receivable from Honduras joint venture of $19 million, (December 31, 2024: $12 million) mainly corresponding to other operating receivables.
Our main joint ventures are as follows:

Entity	Country	Activity	December 31, 2025 % holding	December 31, 2024 % holding
Telefonica Celular S.A. (i)	Honduras	Mobile, MFS	66.7	66.7
Navega S.A. de CV (i)	Honduras	Cable	66.7	66.7
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

The carrying values of Millicom’s investments in joint ventures were as follows:
Carrying value of investments in joint ventures
The table below summarizes the movements for the year in respect of the Group’s joint ventures carrying values:

Honduras (i)
(US$ millions)
Opening balance at January 1, 2024	576
Results for the year	54
Dividends declared during the year	(48)
Currency exchange differences	(21)
Closing balance at December 31, 2024	561
Results for the year	102
Dividends declared during the year	(51)
Currency exchange differences	(29)
Closing balance at December 31, 2025	583
(i)    Includes all the companies under the Honduras group. Share of profit is recognized under ‘Share of profit in joint ventures’ in the statement of income for the year ended December 31, 2025.
At December 31, 2025 and 2024 the Group had not incurred obligations, nor made payments on behalf of the Honduras operations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

A.2.1. Accounting for joint arrangements
Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost (calculated at fair value if it was a subsidiary of the Group before becoming a joint venture). The Group’s investments in joint ventures include goodwill (net of any accumulated impairment loss) on acquisition.
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
A joint operator shall recognize in relation to its interest in a joint operation: (a) its assets, including its share of any assets held jointly; (b) its liabilities, including its share of any liabilities incurred jointly; (c) its revenue from the sale of its share of the output arising from the joint operation; (d) its share of the revenue from the sale of the output by the joint operation; and (e) its expenses, including its share of any expenses incurred jointly”

A.2.2. Material joint arrangements
Joint ventures – Honduras
Summarized financial information of the Honduras operation is as follows. This information is based on amounts before inter-company eliminations.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	(US$ millions)
Revenue	621	617	612
Depreciation and amortization	(100)	(101)	(105)
Operating profit	267	159	124
Financial income (expenses), net	(51)	(37)	(28)
Profit before taxes	206	120	95
Tax expense	(52)	(40)	(32)
Profit for the year	154	80	63
Net profit for the year attributable to Millicom (*)	102	54	42
Dividends and advances paid to Millicom	99	66	63
Total non-current assets (excluding goodwill) (**)	799	465	429
Total non-current liabilities	722	463	440
Total current assets	274	235	200
Total current liabilities	299	262	223
Total net assets	52	(25)	(35)
Group's share in %	66.7%	66.7%	66.7%
Group's share in USD millions	35	(17)	(23)
Goodwill and consolidation adjustments	549	578	600
Carrying value of investment in joint venture	583	561	576

Cash and cash equivalents	68	55	47
Debt and financing – non-current (**)	704	417	394
Debt and financing – current	55	34	28
Net cash from operating activities	192	183	162
Net cash from (used in) investing activities	(15)	(65)	(94)
Net cash from (used in) financing activities	(162)	(109)	(48)
Net (decrease) increase in cash and cash equivalents	15	9	21
(*) In 2025, it includes $45 million of gain related to the sale of Lati Honduras.
(**) Includes $294 million of initial balances of right-of-use assets and lease liabilities recognized by the end of October 2025 in Tigo Honduras books after the sale of Lati Honduras
Joint Operations - Colombia
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. See Note A.1.3. for further reference.
A.2.3. Impairment of investment in joint ventures
While no impairment indicators were identified for the Group’s investments in joint ventures in 2025, according to its policy, management has completed an impairment test for its joint venture in Honduras.
The Group’s investments in Honduras operations was tested for impairment by assessing the recoverable amount (using a value in use model based on discounted cash flows) against the carrying amount. The cash flow projections used were extracted from financial budgets approved by management (refer to note E.1.6. for further details on impairment testing). Cash flows beyond this period have been extrapolated using a perpetual growth rate of 1% (2024: 1%). Discount rate used in determining recoverable amount was 8.8% (2024: 9.4%).
For the years ended December 31, 2025 and 2024, and as a result of the impairment testing described above, management concluded that the Group’s investments for its joint venture in Honduras should not be impaired.
Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient headroom exists from realistic changes to the assumptions that would not impact the overall results of the testing.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

A.3. Investments in associates
Millicom has significant influence over MKC Brillant Holding GmbH (LIH). Millicom’s 35.0% investment in LIH had been fully impaired in two stages (by $40 million in 2016 and $48 million in 2017) as a result of the annual impairment test conducted back then. The impairment test performed in 2025 confirmed this conclusion. The Group accounts for associates in the same way as it accounts for joint ventures, that is, using the equity method.
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

A.4.2. Millicom’s discontinued operations
For the years ended December 31, 2025, December 31, 2024 and December 31, 2023 results from discontinued operations relate to operating expense for nil, $3 million and operating income of $4 million, respectively reflecting residual impacts of Millicom's exit from Africa . For further details on Assets held for sale, refer to note E.4.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
Revenue from operating lease of tower space is recognized on a straight-line basis over the term of the underlying lease contracts. For Finance leases, interest income and the amortization of the lease receivable, equivalent to the net investment in the lease, are recognized over the lease term.

Revenue from contracts with customers from continuing operations:

		2025	2024	2023
$ millions	Timing of revenue recognition	Group	Group	Group
Mobile	Over time	3,260	3,119	2,949
Mobile Financial Services	Point in time	26	39	44
Fixed and other services	Over time	2,068	2,175	2,192
Other	Over time	98	84	65
Service Revenue		5,451	5,417	5,250
Telephone and equipment	Point in time	367	387	411
Revenue from contracts with customers		5,819	5,804	5,661

B.2. Expenses

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
•‘Other operating income (expenses), net’, also further detailed below.
Equipment, programming and other direct costs

	2025	2024	2023
	(US$ millions)
Cost of telephone, equipment and other accessories	(341)	(358)	(386)
TV Content and data costs	(234)	(290)	(349)
Voice airtime and transmission costs	(175)	(209)	(234)
Bad debt and obsolescence cost	(125)	(143)	(141)
Call center costs	(88)	(76)	(72)
Transmission and other costs	(16)	(18)	(19)
Other costs	(333)	(326)	(306)
Equipment, programming and other direct costs	(1,311)	(1,420)	(1,507)

Operating expenses
Operating expenses incurred by the Group can be summarized as follows.

	2025	2024	2023
	(US$ millions)
Marketing expenses	(543)	(525)	(536)
Site and network maintenance costs	(322)	(325)	(322)
Employee related costs (B.4.)	(452)	(553)	(614)
External and other services	(208)	(262)	(281)
Other operating expenses	(233)	(250)	(290)
Operating expenses, net	(1,758)	(1,915)	(2,043)

Other operating income (expenses), net
The other operating income and expenses incurred by the Group can be summarized as follows:

	Notes	2025	2024	2023
		(US$ millions)
Impairment of intangible assets and property, plant and equipment	E.1., E.2.	(3)	(12)	(3)
Gain on the formation of a joint operation	A.2.	—	28	—
Gain (loss) on disposals of intangible assets and property, plant and equipment	E.2. E.4.2.	36	23	6
Gain (loss) on disposal of equity investments		—	5	—
Other income (expenses) (i)		34	10	8
Other operating income (expenses), net		68	54	10
(i)     In 2025 other income is mainly attributed to contract lease terminations in Colombia following the assignment of lease contracts to our joint operation (see note A.1.2.) and contract lease derecognition in Guatemala while in 2024 is mainly attributed to contract lease modification in

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Paraguay and Guatemala for $8 million in total and in 2023 is mainly attributed to contract lease modification in Colombia for $2 million and social obligation spectrum liability derecognition in Paraguay for $3 million.)

B.2.1. Accounting for equipment, programming and other direct costs and operating expenses
Equipment, programming and other direct costs
Equipment, programming and other direct costs are recorded on an accrual basis.
Incremental costs of obtaining a contract with customers
Incremental costs of obtaining a contract with customers, including dealer commissions, are capitalized as Contract Costs in the statement of financial position and amortized in operating expenses over the expected benefit period, which is based on the average duration of contracts with customer (see practical expedient in note B.1.1.). Impairment is recognized if the carrying amount of the Contract Cost assets exceeds the remaining consideration expected to be received from the customer less the direct costs related to provide those goods or services that have not been recorded in profit or loss.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
B.3. Segmental information
As further detailed in the Introduction note, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Paraguay, Bolivia, El Salvador, Nicaragua, Costa Rica, Ecuador and Uruguay.
During the latter half of 2023, Millicom implemented significant organizational changes to focus on driving profitable growth with a leaner corporate structure. The Group also adopted a decentralized approach to streamline decision-making processes and enhance agility to improve profitability and shareholder value. Following these organizational changes, and considering the information being reviewed by the 'Chief Operating Decision Maker' ("CODM") to assess performance and allocate resources, Millicom's operating segments were redefined to align with its countries of operation.
During the third quarter of 2024, Millicom announced several organizational changes aimed at strengthening its connection with each country. With the appointment of a new Chief Executive Officer (CEO), the Group has streamlined its structure, ensuring that all General Managers of operations and Group Leadership team members report directly to him. The Chief Executive Officer (CEO) together with the Group Chief Financial Officer (CFO) and the Chief Technology & Information Officer (CTIO) form the ‘Chief Operating Decision Maker’ (“CODM”).
Millicom´s CODM assesses performance and allocates resources, based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.
Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Compensation and Talent Committee also employs service revenue and EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and EBITDA to profit before taxes is provided below.
Capital expenditures are reconciled with notes E.1. and E.2.
Revenue, Service revenue, Adjusted EBITDA, capital expenditures and other segment information for the years ended December 31, 2025, 2024 and 2023, are shown on the below:

December 31, 2025	Guatemala	Colombia	Panama	Honduras	Paraguay	Bolivia	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,448	1,426	693	590	559	353	999	6,068	(617)	5,451
Telephone and equipment revenue	222	24	32	31	19	3	67	398	(31)	367
Revenue	1,671	1,450	725	621	578	356	1,066	6,467	(648)	5,819
Inter-segment revenue	9	2	2	5	5	7	7	37	n/a	n/a
Revenue from external customers	1,662	1,449	723	616	573	349	1,059	6,430	n/a	n/a
Adjusted EBITDA(ii)	928	604	371	320	297	174	466	3,159	(410)	2,749
Capital expenditures (iii)	137	209	90	76	65	47	166	789	(70)	719
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
(ii)    EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.
(iii)    Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions can be reconciled with notes E.1.3. and E.2.2.for amounts of $654 million and $65 million, respectively (2024: $579 million and $98 million, respectively).
(iv)    Includes intercompany eliminations, unallocated items and Honduras as a joint venture.
(v)    Includes our operations in El Salvador, Nicaragua,Costa Rica, Ecuador and Uruguay.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

December 31, 2024	Guatemala	Colombia	Panama	Honduras	Paraguay	Bolivia	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,391	1,342	700	584	540	607	858	6,022	(605)	5,417
Telephone and equipment revenue	212	39	56	34	18	6	56	420	(34)	387
Revenue	1,603	1,380	756	617	559	613	914	6,442	(638)	5,804
Inter-segment revenue	9	2	2	4	4	1	8	29	n/a	n/a
Revenue from external customers	1,594	1,379	753	613	555	613	906	6,413	n/a	n/a
Adjusted EBITDA(ii)	867	525	354	302	267	266	391	2,972	(504)	2,469
Capital expenditures (iii)	175	144	96	75	72	73	132	766	(89)	677

December 31, 2023	Guatemala	Colombia	Panama	Honduras	Paraguay	Bolivia	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
	(US$ millions)
Service revenue(i)	1,339	1,268	669	572	544	601	847	5,842	(591)	5,250
Telephone and equipment revenue	225	45	50	39	24	11	55	450	(39)	411
Revenue	1,564	1,313	719	612	568	613	902	6,292	(631)	5,661
Inter-segment revenue	8	3	2	5	3	—	7	28	n/a	n/a
Revenue from external customers	1,556	1,311	717	607	565	613	895	6,264	n/a	n/a
Adjusted EBITDA(ii)	807	420	296	272	236	224	352	2,609	(498)	2,111
Capital expenditures (iii)	183	161	100	103	97	92	148	883	(73)	809
Reconciliation of Adjusted EBITDA for reportable segments to the Group Profit before taxes:

(US$ millions)	2025	2024	2023
Adjusted EBITDA for reportable segments	3,159	2,972	2,609
Depreciation	(961)	(916)	(978)
Amortization	(319)	(319)	(360)
Share of profit in joint venture	102	54	42
Other operating income (expenses), net	68	54	10
Interest and other financial expenses	(702)	(716)	(712)
Interest and other financial income	28	46	28
Sale of Lati Operations	741	—	—
Other non-operating (expenses) income, net	(43)	(119)	36
Profit (loss) from other joint ventures and associates, net	1	—	(3)
Honduras as joint venture	(320)	(302)	(272)
Unallocated expenses and other reconciling items (i)	(90)	(202)	(225)
Profit before taxes from continuing operations	1,665	552	175
(i) The unallocated expenses are primarily related to centrally managed costs.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
B.4. People
Number of permanent employees

	2025	2024	2023
Subsidiaries (i)	14,282	13,456	15,742
Honduras joint venture	680	729	785
Total	14,962	14,185	16,527
(i)    Emtelco (subsidiary of UNE EPM Telecomunicaciones S.A.) headcount are excluded from this disclosure and any internal reporting because their costs are classified as direct costs and not employee related costs.

	Notes	2025	2024	2023
		(US$ millions)
Wages and salaries		(358)	(421)	(463)
Social security		(59)	(63)	(73)
Share based compensation	B.4.1.	(14)	(50)	(52)
Pension and other long-term benefit costs	B.4.2.	(2)	(3)	(3)
Other employees related costs		(19)	(17)	(24)
Total		(452)	(553)	(614)
Restructuring Costs
During 2024 and 2023, Millicom carried out cost reduction projects, with a focus on efficiency improvements; the Group recorded in (2024 $115 million of the above mentioned as severance costs (2023: $87 million), of which $94 million were in 2024 presented as "Wages and salaries" (2023: $78 million) and $21 million as "Share based compensation" (2023: $9 million).
On September 19, 2024, Millicom announced that Mauricio Ramos stepped down from his roles as Director and Executive Chairman of the Board. A separation agreement was signed; this agreement provided for the immediate vesting of all unvested share plans, modified on September 30, 2024, to be paid in cash, with the entire amount of the separation agreement paid in 2024. In line with IFRS 2, shares acceleration component are treated as an early settlement and recognized immediately as employee related costs in the Statement of Income and as share-based compensation in the Statement of Changes in Equity. The portion associated with the shares cancellation was reflected in the 2024 Statement of Changes in Equity and in the Statement of Cash Flows.
B.4.1. Share-based compensation
1.Equity-settled
Millicom shares granted to management and key employees includes share-based compensation in the form of long-term share incentive plans. Since 2016, Millicom has an annual Deferred Share Plan (DSP) and an annual Performance Share Plan (PSP), this latest one until 2024 (in 2025 Millicom did not grant any PSP). The different plans are further detailed below.
Cost of equity settled share-based compensation

	2025	2024	2023
	(US$ millions)
2021 incentive plans	—	—	(10)
2022 incentive plans	—	(5)	(10)
2023 incentive plans	(4)	(23)	(32)
2024 incentive plans	(5)	(22)	—
2025 incentive plans	(5)	—	—
Total share based compensation	(14)	(50)	(52)
Deferred Share Plan
Shares vest at a rate of 30% on the first three-months of each of year one and two, and the remaining 40% on the first three-months of year three. Vesting is conditional upon the participant remaining employed with Millicom at each vesting date. The cost of this long-term incentive plan, which is not conditional on performance conditions, is calculated as follows: Fair value (share price) of Millicom’s shares at grant date x number of shares expected to vest.
Performance Share Plan (2024 plan)

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Shares granted under this 2024 PSP generally follow the same rules as for the ones of previous years and vest at the end of the three-year period, subject to performance conditions.
The 2024 PSP plan is divided in three equity vehicles: 60% based on Stock Appreciation Rights ("SARs"), 30% based on Restricted Stock Units ("RSUs") and 10% based on Performance shares based on achievement of the ESG performance measure between 2024 and 2026. SARs are calculated based on Black-Scholes valuation of the stock price at fair market value of the grant and will vest in number of units. The participant will have the eligibility to exercise these units during the seven-year period following the vesting date. The 2024 PSP ESG metric is based on Carbon Emissions reduction targets.
Performance Share Plan (2023 plan)
Shares granted under this 2023 PSP generally follow the same rules as for the ones of previous years and vest at the end of the three-year period, subject to performance conditions.
The 2023 plan is based on the following metrics: OCFaL (50%); Service Revenue (30%); Relative Total Shareholder Return (“Relative TSR”) (10%,) and an Environmental, Social and Governance metric ("ESG") (10%). .The Relative TSR is measured over the 20 trading days before / after December 31 of the last year of the corresponding three-year measurement period. The 2023 PSP ESG metric is based on five ESG metrics: 1. Female % of Total Employees ; 2. Female % of Leadership; 3. Progress toward established SBTi targets; 4. Female trained as part of our Conectadas Program; 5. Teachers trained as part of our Maestras Conectadas program.
Assumptions and fair value of the shares under the TSR and SAR portion(s)
For the PSPs, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Share fair value (in US$)
Performance Share Plan 2023 (Relative TSR)	4.66	—	52.88	2.82	31.13
Performance Share Plan 2022 (Relative TSR)	2.01	—	47.94	2.80	29.12
(i) Historical volatility retained was determined on the basis of a three-year historic average.
For the PSPs, and in order to calculate the fair value of the SAR portion of the plan, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Unit fair value (in US$)
Performance share plan 2024 (SAR)	4.31	—	38.20	6.50	9.35
The cost of the long-term incentive plans which are conditional on market conditions is calculated as follows: Fair value (market value) of shares / SAR units at grant date (as calculated above) x number of shares / SAR units expected to vest.
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
No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition (such as the Relative TSR and SAR). These are treated as vested, regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Plan awards and shares expected to vest

	2025 Plan	2024 Plan		2023 Plan		2022 Plan
	DSP	PSP (iii)	DSP	PSP	DSP	PSP	DSP
	(number of shares)
Shares granted (i)	222,817	695,936	1,139,838	818,842	2,375,143	306,641	913,450
Effect of the Right Offering (ii)	—	—	—	—	—	83,926	227,947
Revision for forfeitures	—	(43,852)	(55,244)	(233,983)	(156,243)	(72,290)	(84,684)
Shares cancelled in 2024	—	(438,396)	(229,963)	(308,172)	(244,537)	(144,108)	(33,305)
Total before issuances	222,817	213,688	854,631	276,687	1,974,363	174,169	1,023,408
Shares issued in 2022							(13,957)
Shares issued in 2023				(31,124)	(354,331)	(29,885)	(476,256)
Shares issued in 2024			(135,092)	(66,519)	(824,237)	(49,245)	(312,725)
Shares issued in 2025	(70,252)	(43,612)	(349,551)	(105,193)	(445,526)	(136,547)	(220,470)
Performance conditions overachievement	—	—	—	75,248	—	41,508	—
Shares still expected to vest	152,565	170,076	369,988	149,099	350,269	—	—
Estimated cost over the vesting period (US$ millions)	7	7	22	17	43	—	—
(i)    Additional shares granted represent grants made for new joiners and/or as per contractual arrangements.
(ii)     In 2022, as per plan rules, additional shares have been granted to all participants for unvested plans as a result of the effect of the right offering.
(iii) 2024 Performance share plan is including a portion of 123,103 share appreciation right units.
2.Cash-settled
Performance Cash Award Plan (2025 plan)
A new plan based on future performance, named Performance Cash Award Plan ("PCA") was awarded in 2025 to a selected group of corporate employees. 2025 PCA plan vesting has been set out 40% on 1 January 2026, 30% on 1 January 2027 and 30% on 1 January 2028. The PCA award will vest if the employee remains on the company's payroll and not under a period of notice at the date of payment, except company-initiated termination without cause. The vesting is subject to financial performance conditions, 33% based on annual achievement of the STI service revenue target, 33% based on annual achievement of the STI EBITDA target and 33% based on annual achievement of the STI equity free cash flow including spectrum target. Units will be settled in cash based on the closing share price of the last trading day preceding the vesting date, or the average share price of the last three months, if delayed exercise is chosen. The employee has a two-year exercise period after the vesting, subject to blackout periods (similar to regular shares).
As of December 31, 2025, the fair value of the liability and related cost determined by using Millicom's share price, for the year ended December 31, 2025 amounts to approximately $4 million.
Market Stock Units (2021 plan)
A plan based on Market Stock Units (" MSU") was awarded in 2021 as a one-time retention plan (as a consequence of the impact of COVID-19 on the Group's business) to a selected group of executives. The MSU was a cash-settled share-based payment plan and Millicom measured the services acquired over the relevant service period and the liability incurred at the fair value of the liability. Until the liability was settled, Millicom was required to remeasure the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in value recognised in the statement of income.
The MSU was a performance-based scheme where the outcome was dependent on the share price at the time of vesting. The number of MSUs granted to each participant was determined on the basis of a share price at inception of $33.83 for Tranche 2022 and $36.90 for Tranche 2023 (targets consider that Millicom share price at grant date - $30.75 - would appreciate 10% for Tranche 2022 and 20% for tranche 2023 from the grant price). The aforementioned share prices and number of units granted have been amended as a result of the effect of the right offering. At the vesting date, the value of the MSU were determined by the 30-trading day average share price ended on September 30, 2022 for Tranche 2022, and the 30-trading day average share price ended on June 30, 2023 for Tranche 2023. For each Tranche, the payment was made in cash 12 months after those dates, provided the participant was still employed (subject to limited allowances for good leavers). In 2024, the last Tranche 2023 was paid out to participants for a total cash amount of $1.7 million, the related expense for 2024, amounted to $0.6 million.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

B.4.2. Pension and other long-term employee benefit plans
Pension plans
The pension plans apply to employees who meet certain criteria (including years of service, age and participation in collective agreements).
Pension and other similar employee related obligations can result from either defined contribution plans or defined benefit plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity and no further payment obligations exist once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in future payments is available.
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
At December 31, 2025, the defined benefit obligation liability amounting to $50 million (2024: $44 million), increase mainly related to currency translation effect ($8 million). Payments expected in the plans in future years totals $98 million (2024: $82 million). The average duration of the defined benefit obligation at December 31, 2025 is 4 years (2024: 4 years). The termination plans apply to employees that joined UNE prior to December 30, 1996. The level of payments depends on the number of years in which the employee has worked before retirement or termination of their contract with UNE.
Except for the UNE pension plan described above, there are no other material defined benefits plans in the Group.

B.4.3. Directors and executive management
The remuneration of the members of the Board of Directors comprises an annual fee and shares. Director remuneration is proposed by the Nomination, Talent and Compensation Committee and approved by the shareholders at their Annual General Meeting (AGM).
Remuneration charge for the non-executive Directors of the Board (gross of withholding tax)

	2025	2024	2023
	(US$ ’000)
Chairperson	250	—	315
Other non-executive directors of the Board	768	1,300	1,360
Total (i)	1,018	1,300	1,675

Shares beneficially owned by the non-executive Directors

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

	2025	2024
	(number of shares)
Chairperson	—	—
Other non-executive directors of the Board	59,073	47,473
Total (i)	59,073	47,473
(i)Cash compensation is denominated in USD. Share based compensation is based on the market value of Millicom shares on the corresponding AGM date (2025: in total 14,500 shares; 2024: in total 39,606 shares; 2023: in total 42,141 shares. Net remuneration comprised 41% in shares and 59% in cash (2024: 58% in shares and 42% in cash; 2023: 75% in shares and 25% in cash).
The remuneration of the Chief Executive Officer (CEO) and the members supporting the CEO in the day-to-day operation and management of the Group within their specific areas of expertise (Group Leadership team) of Millicom comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. Bonus and share based compensation plans (see note B.4.1.) are based on actual and future performance. Share based compensation is granted once a year by the Compensation and Talent Committee of the Board. If the employment of any of Millicom’s Group Leadership team is terminated, severance of up to 12 months’ salary is potentially payable.
The annual base salary and other benefits of the Group Leadership team are proposed by the Compensation and Talent Committee and approved by the Board.
Remuneration charge for the Group Leadership Team

	Group Leadership Team (i)	Group Leadership Team (ii)	Group Leadership Team (iii)
	2025	2024	2023
Base salary	3,427	5,040	4,903
Bonus	5,446	13,230	3,267
Pension	623	1,042	1,194
Other benefits	1,676	635	529
PCA (2025) / MSU (2024) (amount earned)	—	1,169	—
Termination benefits	4,036	4,940	804
Total before share based compensation	15,208	26,056	10,696
Share based compensation(ii)	5,371	16,277	21,663
Total	20,579	42,332	32,359
(i) For 2025, it includes the compensation paid to the CEO role (Mr. Marcelo Benitez), the CFO role (Mr. Bart Vanhaeren) and the rest of the Group Leadership Team (Mr. Salvador Escalón, Mr. Karim Lesina and Mr. Guillaume Duhaze). It also includes termination benefits of former Group Leadership Team members.
(ii) For 2024, it includes the compensation paid to the CEO role (for Mr. Mauricio Ramos with Mr Marcelo Benitez assuming the CEO role effective on June 1, 2024) and the CFO role (for Mr. Sheldon Bruha and Mr. Bart Vanhaeren assuming the CFO role effective April 15.2024)~~.~~
(iii) For 2023, it includes compensation paid to Mr. Maxime Lombardini (who joint the Group in September 2023) to Mr. Esteban Iriarte, former Chief Operating Officer (departed in May, 2023) and Ms Susy Bobenrieth (departed in December, 2023). For further details see also 'Restructuring Costs', part of this B.4 note.

Share ownership and unvested share awards granted from Company equity plans to the Group Leadership team

In number of shares (i)	Group Leadership team
2025
Share ownership (vested from equity plans and otherwise acquired)	434,675
Share awards not vested (i)	502,914
2024
Share ownership (vested from equity plans and otherwise acquired)	270,850
Share awards not vested (i)	474,225
(i) 2024 Performance share plan award is including a portion of share appreciation right units. For further details see also 'Restructuring Costs', part of this B.4. note.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

B.5. Other non-operating (expenses) income, net
Other non-operating items mainly comprise changes in fair value of derivatives and the impact of foreign exchange fluctuations on the results of the Group.

	Note	2025	2024	2023
		(US$ millions)
Change in fair value of derivatives	C.7.2.	(10)	9	2
Exchange gains (losses), net		71	(43)	31
Other and litigation costs (i)		(104)	(85)	3
Total other non-operating (expenses) income, net		(43)	(119)	36
(i) Please see note G.3.1.
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

B.6. Taxation
B.6.1. Income tax expense
Tax mainly comprises income taxes of subsidiaries and withholding taxes (on intra-group dividends, management fees and royalties for use of Millicom trademarks and brands). Millicom operations are in jurisdictions with income tax rates of 10% to 35% levied on either revenue or profit before income tax (2024 and 2023: 10% to 35%;). Income tax relating to items recognized directly in equity is also recognized in equity. See also the "Introduction note" for Pillar II considerations.
Income tax charge

	2025	2024	2023
	(US$ millions)
Income tax (charge) credit
Withholding tax	(81)	(75)	(81)
Other income tax relating to the current year	(256)	(203)	(170)
Adjustments in respect of prior years	(24)	(6)	(10)
Total	(361)	(284)	(261)
Deferred tax (charge) credit
Origination and reversal of temporary differences	(86)	(3)	44
Effect of change in tax rates	—	1	1

Tax income (expense) before valuation allowances	(86)	(2)	45
(Increase)/decrease in unrecognised deferred tax assets and impairment (i)	142	3	(209)
Total	56	1	(164)
Adjustments in respect of prior years	2	2	1
	58	3	(163)
Tax (charge) credit on continuing operations	(303)	(281)	(424)
Tax (charge) credit on discontinuing operations	—	—	—
Tax expense	(303)	(281)	(424)
(i) In 2025 it mainly relates to uses of deferred tax assets from previously on unrecognized balances, resulting from the application of IAS12. In 2023, it mainly relates to the impairment of tax credits and DTA.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Reconciliation between the tax expense and tax at the weighted average statutory tax rate is as follows:
Income tax calculation

	2025			2024			2023
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(US$ millions)
Profit before tax	1,665	—	1,665	552	(3)	549	175	4	179
Tax at the weighted average statutory rate	(411)	—	(411)	(139)	1	(138)	(27)	(1)	(28)
Effect of:
Items taxed at a different rate	(8)	—	(8)	29	—	29	10	—	10
Change in tax rates on deferred tax balances	—	—	—	1	—	1	1	—	1
Expenditure not deductible and income not taxable	37	—	37	(92)	(1)	(93)	(121)	1	(120)
Unrelieved withholding tax	(80)	—	(80)	(74)	—	(74)	(80)	—	(80)
Accounting for associates and joint ventures	31	—	31	16	—	16	13	—	13
Movement in deferred tax on unremitted earnings	8	—	8	(21)	—	(21)	(2)	—	(2)
Unrecognized / recognized of previously unrecognized deferred tax assets	142	—	142	3	—	3	(209)	—	(209)
Adjustments in respect of prior years	(22)	—	(22)	(4)	—	(4)	(9)	—	(9)
Tax expense	(303)	—	(303)	(281)	—	(281)	(424)	—	(424)
Weighted average statutory tax rate	24.7%		24.7%	25.2%		25.1%	15.4%		15.6%
Effective tax rate	18.2%		18.2%	50.9%		51.2%	242.3%		236.9%
Tax expense increase from December 31, 2025, is mainly due to higher profitability and offset by the effect of certain tax risks provisions, part of the "Adjustments in respect of prior years", line. The weighted average statutory tax rate in 2023 of approximately 15% has been affected by higher losses in Colombia and Holdings (which do not have a corresponding tax effect).

Global Minimum Tax - Pillar 2
The Millicom Group is within the scope of the OECD Pillar Two Model rules (also referred to as the “Global Anti-Base Erosion” or “Globe” Rules). Pillar Two legislation came into effect on January 1, 2024.
The Group has run testing under the OECD Transitional Safe Harbour rules, which are transitional rules mainly based on the Country by Country Report of the Group. As of December 31, 2025, it results that most jurisdictions within Millicom Group meet at least one of the transitional safe harbour rules except for Luxembourg, Paraguay, United Kingdom, Uruguay and Bolivia. As of December 31, 2025, the Globe calculation carried out for them resulted that only Paraguay and Uruguay (as of December 31, 2024: Paraguay) do not meet the minimum rate, however, it did not result in a material top-up tax for the Group in 2025 and 2024 . Additionally, see note B.6.3. for the estimated amount of unrecognized tax losses.

B.6.2. Current tax assets and liabilities
Current tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the statement of financial position date.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
Deferred tax

	Fixed assets	Unused tax losses	Unremitted earnings	Other	Offset	Total
	(US$ millions)
Balance at December 31, 2023	(33)	—	(26)	60	—	1
Deferred tax assets	88	—	—	64	(11)	141
Deferred tax liabilities	(121)	—	(26)	(4)	11	(140)
Balance at December 31, 2023	(33)	—	(26)	60	—	1
(Charge)/credit to income statement	10	—	(21)	14	—	3
Charge to Other Comprehensive Income	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
Balance at December 31, 2024	(23)	—	(47)	74	—	4
Deferred tax assets	92		—	86	(25)	153
Deferred tax liabilities	(115)		(47)	(12)	25	(149)
Balance at December 31, 2024	(23)	—	(47)	74	—	4
Acquisitions	4	—	—	(7)	—	(3)
(Charge)/credit to income statement	21	—	8	29	—	58
Charge to Other Comprehensive Income	1	—	—	(1)	—	—
Exchange differences	(19)	—	—	(22)	—	(41)
Balance at December 31, 2025	(16)	—	(39)	73	—	18
Deferred tax assets	76	—	—	105	(14)	167
Deferred tax liabilities	(92)	—	(39)	(32)	14	(149)
Balance at December 31, 2025	(16)	—	(39)	73	—	18
Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

	Fixed assets	Unused tax losses	Other	Total
	(US$ millions)
At December 31, 2025	119	5,226	186	5,531
At December 31, 2024	112	5,705	170	5,987
Unrecognized tax losses carryforward related to continuing operations expire as follows:

	2025	2024
	(US$ millions)
Expiry:
Within one year	—	1
Within one to five years	12	25
Between five to fifteen years	1,625	1,715
No expiry	3,589	3,964
Total	5,226	5,705
The Group has unrecognized tax losses in the following jurisdictions:

	2025	2024
Jurisdiction:	(US$ millions)
Luxembourg	4,848	5,283
Colombia	361	379
Sweden	1	15
Panama	8	22
The Netherlands	3	3
Bolivia	3	3
Curacao	—	1
United Kingdom	1	1
Unrecognized tax losses	5,226	5,705
The aforementioned tax losses have not been recognized due to the remote possibility of utilizing all or portion of the total amount available in application of IAS 12.
With effect from 2017, Luxembourg tax losses incurred may be carried forward for a maximum of 17 years. Losses incurred before 2017 may be carried forward without limitation of time.
MICSA is the head of a fiscal unity in Luxembourg, which has an estimated amount of unrecognized tax losses as of December 31, 2025 of $4.8 billion. Per Luxembourg tax law, approximately $1.3 billion expire 17 years after generation (the total of $1.3 billion as of December 31, 2025, will expire between 2034 and 2039) and approximately $3.5 billion do not expire.
At December 31, 2025, Millicom had $1,313 million of unremitted earnings of Millicom operating subsidiaries for which no deferred tax liabilities were recognized (2024: $803 million; 2023: $672 million). Deferred tax liability amounting to $39 million (2024: $44 million; 2023 $26 million) has been provided for intragroup dividends to be paid out in 2026, out of 2025 profits. It is anticipated that intra-group dividends paid in future periods will be made out of profits of future periods.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

Net profit/(loss) used in the earnings (loss) per share computation

	2025	2024	2023
	(US$ millions)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	1,316	256	(86)
Net profit (loss) attributable to equity holders from discontinued operations	—	(3)	4
Net profit attributable to all equity holders to determine the profit per share	1,316	253	(82)

in thousands
Weighted average number of ordinary shares for basic earnings per share	167,563	171,313	171,397
Effect of dilutive share-based compensation plans	437	1,247	—
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	168,000	172,560	171,397

	(U.S. dollars)
Basic
Earnings per common share for profit from continuing operations attributable to owners of the Company	7.86	1.49	(0.50)
Earnings per common share for profit from discontinued operations attributable to owners of the Company	—	(0.02)	0.02
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	7.86	1.47	(0.48)
Diluted
Earnings per common share for profit from continuing operations attributable to owners of the Company	7.83	1.48	(0.50)
Earnings per common share for profit from discontinued operations attributable to owners of the Company	—	(0.02)	0.02
Earnings per common share for profit for the period attributable to owners of the Company	7.83	1.46	(0.48)
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

Share capital, share premium

	2025	2024
Authorized and registered share capital (number of shares)	200,000,000	200,000,000
Subscribed and fully paid up share capital (number of shares)	169,000,000	172,096,305
Par value per share	1.50	1.50
Share capital (US$ millions)	253	258
Share premium (US$ millions)	1,036	1,064
Total (US$ millions)	1,290	1,322
Following the Extraordinary General Meeting of shareholders dated 21 May, 2025, Millicom cancelled 3,096,305 treasury shares .
Other equity reserves

	Legal reserve	Equity settled transaction reserve	Hedge reserve	Currency translation reserve	Pension obligation reserve	Total
	(US$ millions)
As of January 1, 2023	16	51	5	(626)	(4)	(559)
Share based compensation	—	50	—	—	—	50
Issuance of shares with respect to LTIPs	—	(40)	—	—	—	(40)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Transfer to legal reserves	2	—	—	—	0	2
Cash flow hedge reserve movement	—	—	(7)	—	—	(7)
Currency translation movement	—	—	—	56	—	56
As of December 31, 2023	18	61	(2)	(571)	(6)	(500)
Share based compensation	—	49	—	—	—	49
Share based cancellation	—	(35)	—	—	0	(35)
Issuance of shares with respect to LTIPs	—	(50)	—	—	—	(50)
Remeasurements of post-employment benefit obligations	—	—	—	—	1	1
Transfer to legal reserves	8	—	—	—	—	8
Cash flow hedge reserve movement	—	—	(2)	—	—	(2)
Currency translation movement	—	—	—	(2)	—	(2)
As of December 31, 2024	26	24	(4)	(573)	(5)	(531)
Share based compensation	—	14	—	—	—	14
Issuance of shares with respect to LTIPs	—	(29)	—	—	—	(29)
Cash flow hedge reserve movement	—	—	3	—	—	3
Currency translation movement	—	—	—	(145)	—	(145)
As of December 31, 2025	26	9	(1)	(718)	(5)	(689)

C.1.1. Legal reserve
If Millicom International Cellular S.A. reports an annual net profit on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. In 2024, the AGM approved an allocation of the 2023 results to the legal reserve for an amount of approximately $8 million; in 2023, the AGM approved an allocation to the legal reserve for an amount of approximately $2 million.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
C.1.2. Equity settled transaction reserve
The cost of other long-term share benefits ("PSP related to the LTIPs and DSP related to the STIPs ")is recognized as an increase in the equity-settled transaction reserve over the period in which the performance and/or service conditions are rendered. When shares under the above mentioned plans vest and are issued, the corresponding reserve is transferred to share premium.

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

C.2. Dividend distributions
On 14 January, 2025 Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned interim dividend:
1.On 26 February, 2025 Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.
2.On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share , payable in four equal quarterly installments: 0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.
3.On August 6, 2025, Millicom's Board approved a special interim dividend of $2.50 per share. The dividend will be distributed in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026. .
On November 29, 2024, Millicom' Board has approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR), i.e. approximately $172 million paid on January 10, 2025. No dividend distributions were made in 2023.
In addition, the ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. At December 31, 2025, $661 million (December 31, 2024: $562 million; December 31, 2023: $491 million) of Millicom’s retained profits represent statutory reserves that are unavailable to be distributed to owners of the Company.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
C.3. Debt and financing
Debt and financing by type (See also note D.1.1. for further details on maturity)

	Note	2025	2024
		(US$ millions)
Debt and financing due after more than one year
Bonds	C.3.1.	4,414	4,418
Bank and Development Financial Institution	C.3.2.	2,284	1,253
Total non-current financing		6,698	5,671
Less: portion payable within one year		(142)	(138)
Total non-current financing due after more than one year		6,556	5,533
Debt and financing due within one year
Bonds	C.3.1.	137	43
Bank and Development Financial Institution	C.3.2.	51	68
Other financing (i)		—	33
Total current debt and financing		188	144
Add: portion of non-current debt payable within one year		142	138
Total		329	282
Total debt and financing		6,886	5,815
(i) In June 2025, Millicom repaid the COP144,054.5 million bilateral facility with IIC (Inter-American Development Bank).

Debt and financing by location

	2025	2024
	(US$ millions)
Millicom International Cellular S.A. (Luxembourg)	2,416	2,401
Guatemala	1,602	1,233
Colombia	620	554
Paraguay	705	524
Bolivia	128	153
Panama	734	734
Costa Rica	148	146
El Salvador	248	71
Nicaragua	—	—
Uruguay	201	n/a
Ecuador	83	n/a
Total debt and financing	6,886	5,815
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
C.3.1. Bond financing
Bond financing

	Note	Country	Maturity	Interest Rate %	2025	2024
					(US$ millions)
SEK Variable Rate Notes	1	Luxembourg	2027	STIBOR (i) +3.000%	244	202
USD 7.375% Senior Notes	2	Luxembourg	2032	7.375%	446	445
USD 4.500% Senior Notes	3	Luxembourg	2031	4.500%	755	752
USD 6.250% Senior Notes	4	Luxembourg	2029	6..250%	614	613
USD5.125% Senior Notes	5	Luxembourg	2028	5.125%	359	358
USD 5.875% Senior Notes	6	Paraguay	2027	5.875%	140	291
PYG 9.250% Notes	6	Paraguay	2026	9.250%	8	6
PYG 10.000% Notes	6	Paraguay	2029	10.000%	10	8
PYG 9.250% Notes	6	Paraguay	2026	9.250%	2	1
PYG 10.000% Notes	6	Paraguay	2029	10.000%	4	3
PYG 9.250% Notes	6	Paraguay	2027	9.250%	2	2
PYG 10.000% Notes	6	Paraguay	2030	10.000%	3	3
PYG 6.000% Notes	6	Paraguay	2026	6.000%	15	13
PYG 6.700% Notes	6	Paraguay	2028	6.700%	22	18
PYG 7.500% Notes	6	Paraguay	2031	7.500%	24	20
PYG 7.800% Notes	6	Paraguay	2027	7.800%	16	13
PYG 8.170% Notes	6	Paraguay	2032	8.170%	56	47
PYG 8.100% Notes	6	Paraguay	2029	8.100%	15	—
PYG 8.900% Notes	6	Paraguay	2031	8.900%	2	—
PYG 10.000% Notes	6	Paraguay	2028	10.000%	6	—
PYG 10.000% Notes	6	Paraguay	2028	10.000%	2	—
PYG 10.850% Notes	6	Paraguay	2030	10.850%	33	—
PYG 10.850% Notes	6	Paraguay	2030	10.850%	5	—
PYG 11.500% Notes	6	Paraguay	2036	11.500%	51	—
PYG 12.000% Notes	6	Paraguay	2032	12.000%	77	—
BOB 5.800% Notes	7	Bolivia	2026	5.800%	11	25
BOB 4.300% Notes	7	Bolivia	2029	4.300%	6	10
BOB 5.300% Notes	7	Bolivia	2026	5.300%	1	4
BOB 5.000% Notes	7	Bolivia	2026	5.000%	17	36
BOB 6.000% Notes	7	Bolivia	2028	6.000%	27	54
UNE Bond 3 (tranche B)	8	Colombia	2026	CPI (ii) +4.150%	67	58
UNE Bond 3 (tranche C)	8	Colombia	2036	CPI (ii) +4.890%	34	29
UNE Bond 6.600%	8	Colombia	2030	6.600%	40	34
UNE Bond 4 (tranche A)	8	Colombia	2028	5.560%	31	26
UNE Bond 4 (tranche B)	8	Colombia	2031	CPI (ii) +2.610%	75	64
UNE Bond 4 (tranche C)	8	Colombia	2036	CPI (ii) +3.180%	23	19
UNE Bond 7 (tranche B)	8	Colombia	2026	CPI (ii) +8.100%	3	2
UNE Bond 7 (tranche C)	8	Colombia	2027	CPI (ii) +8.250%	4	3
UNE Bond 8 (tranche A)	8	Colombia	2027	17.000%	15	13
USD 4.500% Senior Notes	9	Panama	2030	4.500%	550	549
USD 5.125% Senior Notes	10	Guatemala	2032	5.125%	738	737
Total bond financing					4,550	4,461
(i)    STIBOR – Swedish Interbank Offered Rate.
(ii)    CPI - Colombian Consumer Price Index

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Luxembourg
(1)    SEK Notes
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
(2) (2032) USD 7.375% Senior Notes
On April 2, 2024, MIC SA completed the issuance of its 7.375% $450 million Senior Notes due 2032 (the “Notes”). Millicom used a portion of the net proceeds from the issuance of the Notes to repay in full certain bank loans with DNB for $200 million, and use the remaining net proceeds for the repayment, redemption, retirement or repurchase of existing indebtedness of Millicom and its subsidiaries and for other general corporate purposes.
(3) (2031) USD 4.500% Senior Notes
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
In November and December 2023, Millicom repurchased some of the 2031 USD 4.500% Senior Notes on the open market for a total amount of $12 million. The difference with their carrying value of $16 million has been recognized as financial income. The corresponding Notes have subsequently been cancelled. During the year ended December 31, 2024, Millicom repurchased and cancelled some of the 2031 USD 4.5%, on the open market for a total nominal amount of approximately $17 million, The repurchase price discount of approximately $3 million towards the carrying values has been recognized as financial income.
(4)    (2029) USD 6.250% Senior Notes
In March 2019, MIC S.A. issued $750 million of 6.250% notes due 2029. The notes bear interest at 6.250% p.a., payable semi-annually in arrears. The net proceeds were used to finance, in part, the completed Telefónica CAM Acquisitions. Costs of issuance of $8.2 million are amortized over the ten-year life of the notes (the effective interest rate is 6.360%). On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. See above.
During the year ended December 31, 2024, Millicom repurchased and cancelled some of the 2029 USD 6.250% for $59 million. The repurchase price discount of approximately $1 million towards the carrying values has been recognized as financial income.
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
During the year ended December 31, 2024, Millicom repurchased and cancelled some of the 2028 USD 5.125% Senior Notes on the open market for a total nominal amount of approximately $90 million. The repurchase price discount of approximately $4 million towards the carrying values has been recognized as financial income.
Paraguay
(6)
(2027) USD 5.875% Senior Notes
In April 2019, Telefónica Celular del Paraguay S.A.E. (Telecel) issued $300 million 5.875% senior notes due 2027. The notes bear interest at 5.875% p.a., payable semi-annually in arrears starting on October 15, 2019. The net proceeds were used to finance the repurchase of the Telecel 6.750% 2022 notes. Costs of issuance of $4 million are amortized over the eight-year life of the notes (the effective interest rate is 6.04%). On January 28, 2020, Telecel issued at a premium $250 million of 5.875% Senior Notes due 2027 (the "New Notes"), representing an additional issuance from the Senior Notes described above. The New Notes are treated as a single class with the initial notes, and were priced at 106.375% for an implied yield to maturity of 4.817%. The corresponding $15 million premium received is amortized over the Senior Notes maturity. On November 4, 2022, Telecel announced a tender offer (early tender consideration for $927.5 for each $1,000 principal amount of notes) to purchase for cash up to $55 million in aggregate principal amount of the Senior Notes. On November 20, 2022, Telecel announced that approximately $47 million in principal amount of the

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 mentioned Notes, have been accepted and settled on November 21, 2022. Total consideration amounted to approximately $44 million with a net financial income impact of $3 million given the Notes were repurchased below their par value.
In May 2020, Telefónica Celular del Paraguay, S.A.E. completed the acquisition of another Millicom subsidiary in Paraguay - Mobile Cash Paraguay S.A. Effective as of this date, this entity form part of the borrower's group for the purposes of the $550 million 5.875% Senior Notes due 2027 issued by Telefónica Celular del Paraguay, S.A.E.
On September 15, 2025, the Group operation in Paraguay did an early partial redemption of $150 million of the 2027 USD 5.875% Senior Notes Bond. During the year ended December 31, 2024, Telefónica Celular del Paraguay, S.A.E. repurchased and cancelled some of its 2027 USD 5.875% Senior Notes for a total nominal amount of approximately $63 million. The repurchase price discount of approximately $1 million with the carrying value has been recognized as a financial income. Additionally, on September 23, 2024, Telefónica Celular del Paraguay, S.A.E. redeemed $150 million of its 2027 USD 5.875% Senior Notes at PAR.
(2026-2032) PYG Notes
Between June 2019 and February 2020, Telecel registered and completed the issuance of a bond program for PYG 300,000 million program on the Paraguayan stock market, launched in different series from 5 years to 10 years. On October 1, 2021, Telecel issued another PYG 400,000 million bond in three series with fixed interest rates between 6% to 7.5% and a repayment period from 5 to 10 years.
On July 11, 2024, Telefónica Celular del Paraguay, S.A.E. issued local bonds for a total amount of PYG 370,000 million with a maturity of 8 years and at an interest rate of 8.17%. In December 2024, Telefónica Celular del Paraguay, S.A.E. issued a 7.8% local bond for an amount of PYG 103,000 million which is due in December 2027. On May 8, 2025, the Group operation in Paraguay issued local bonds for a total amount of PYG 100,000 million with a maturity of 4 years and at an interest rate of 8.10%. Additionally, during the year ended December 31, 2025, the Group operation in Paraguay issued different series of local bonds for an aggregated amount of PYG 1,168,060 million or approximately $178 million using December 31, 2025 exchange rate. The series include two three-year local bonds at a 10% fixed-rate for a total amount of PYG 55,000 million, two five-year local bonds at 10.85% for a total amount of PYG 250,000 million, one six-year local bond at 8.9% for a total amount of PYG 12,700 million, one seven-year local bond at 12% for a total amount of PYG 512,500 million and one ten-year local bond at 11.5% for a total amount of PYG 337,860 million. These issuances are part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million and two more new Local currency Debt Program registered during 2025 for a total amount equivalent to $200 million.
Bolivia
(7)    BOB Notes
In August 2016, Telefónica Celular de Bolivia S.A. issued a bond for a total amount of BOB 522 million consisting of two tranches. Trance B bears fixed interest of 4.300%, and will mature in June 2029 (while Tranche A was repaid in June 2024). This bond is listed on the Bolivia Stock Exchange.
In October 2017, Telefónica Celular de Bolivia S.A placed additional BOB bonds in three tranches (BOB 4.700%, BOB 4.600% and BOB 5.300%. One matured in 2022, other in 2024 and the last one with an outstanding amount of around $1m equivalent in local currency and 5.300% rate will mature in 2026. This bond is listed on the Bolivia Stock Exchange.
In July 2019 Telefónica Celular de Bolivia S.A issued two bonds, one still listed on the Bolivia Stock Exchange for BOB 420 million with a 5.000% coupon maturing on August 2026 with semiannual interest payments (while the other bond matured in August 2024).
In December 2020, Telefónica Celular de Bolivia S.A. issued BOB 345 million senior notes which were priced at 5.800% due in 2026.
In November 2023, Tigo Bolivia issued a 6.00% local bond for an amount of BOB 396.5 million which is due in July 2028 to refinance some debt repayments, finance capex and general corporate purposes.
Colombia
(8)    UNE Bonds
In May 2016, UNE issued a COP540 billion bond consisting of three tranches. Interest rates are either fixed or variable depending on the tranche. Tranche A bore fixed interest at 9.350%, and was repaid in May 2024. Tranche B and C bear variable interest, based on CPI, (respective margins of CPI + 4.150% and CPI + 4.890%). Tranches B and C will mature in May 2026 and May 2036, respectively.
In March 2020, UNE issued local bonds for an amount of COP 150 billion to repay an existing bond for the same value, with a 6.600% fixed rate for 10 years.
On February 16, 2021, UNE issued under the approved local bond program, a COP 485.68 billion bond with 3 maturities; Series 7 years at 5.56% fixed rate, Series 10 years at CPI plus 2.61% and Series 15 years at CPI plus 3.18% margin.
On January 5, 2023, UNE issued a COP230 billion bond consisting of two tranches with three and four and a half-year maturities. Interest rates are variable, based on CPI + a margin, and interest is payable in Colombian peso.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
On April 25, 2024, UNE issued a COP 160 billion bond consisting of one tranche with a three years maturity. Interest rate is fixed at 17% and payable in Colombian peso.
Panama
(9) (2030) USD 4.500% Bonds
In November 2019, Cable Onda (now "Telecomunicaciones Digitales, S.A.") issued $600 million aggregate principal amount of 4.500% senior notes due 2030 payable in U.S. dollars, registered with the Superintendencia del Mercado de Valores de Panamá and listed on the Luxembourg Stock Exchange and on the Panamá Stock Exchange. The Notes bear interest from November 1, 2019 at a rate of 4.500% per annum, payable on January 30, 2020, for the first payment and thereafter semiannually in arrears on each interest payment date. The proceeds were used to fund the Panama Acquisition and to refinance certain local financing. Costs of issuance of $16 million, which include an original issue discount (OID) is amortized over the ten-year life of the notes (the effective interest rate is 4.690%).
In December 2023, "Telecomunicaciones Digitales, S.A." repurchased some of these Senior notes on the open market for a total amount of $13 million. The difference with their carrying value of $16 million has been recognized as a financial income. The corresponding Notes have subsequently been cancelled. During the year ended December 31, 2024, "Telecomunicaciones Digitales, S.A." repurchased and cancelled some of the 2030 USD 4.500% Senior Notes on the open market for a total amount of approximately $27 million. The repurchase price discount of approximately $3 million with the carrying value has been recognized as a financial income.
Guatemala
(10)    (2032) USD 5.125% Senior Notes
On January 27, 2022, the Group's principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of 10-year $900 million Senior Notes with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations back in November 2021.
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
In November and December 2023, Comcel repurchased some of these Senior Notes on the open market for a total amount of $42 million . The difference with their carrying value of $49 million has been recognized as financial income. The corresponding Notes have subsequently been cancelled. During the year ended December 31, 2024, Comcel repurchased and cancelled some of the 2032 USD 5.125% Comcel Senior Notes on the open market for a total nominal amount of approximately $88 million. the repurchase price discount of approximately $9 million towards the carrying value has been recognized as financial income.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
C.3.2. Bank and Development Financial Institution financing

	Note	Country	Maturity range	Interest rate	2025	2024
					(US$ millions)
Fixed rate loans
PYG Long-term loans	1	Paraguay	2026-2028	Fixed	212	98
USD - Long-term loans	2	Panama	2026	Fixed	75	185
BOB Long-term loans	3	Bolivia	2026-2028	Fixed	65	23
GTQ Long-term loans	8	Guatemala	2027-2028	Fixed	396	444
Variable rate loans
USD Long-term loans	4	Costa Rica	2026	Variable	—	32
CRC Long-term loans	4	Costa Rica	2029	Variable	148	113
COP Long-term loans	5	Colombia	2028-2031	Variable	329	306
USD Long-term loans	2	Panama	2031	Variable	109	—
GTQ Long-term loans	8	Guatemala	2030-2033	Variable	469	52
USD Credit Facility / Senior Unsecured Term Loan Facility	6	El Salvador	2030	Variable	248	71
USD Revolving Credit Facility (i)	7	Luxembourg	2027	Variable	(1)	(3)
USD Long-term loans	9	Ecuador	2029-2031	Variable	83	—
UYU Long-term loans	10	Uruguay	2027-2030	Variable	201	—
Total Bank and Development Financial Institution financing					2,335	1,321
(i) Relates to the amortized costs of the undrawn RCF that the Company entered into in October 2020 - see point 7 below.
Below are some further details on the facilities disclosed in the table above. When applicable, local currency amounts are translated in USD using the exchange rate at the transaction.
1.Paraguay
In July 2018, Telefónica Celular del Paraguay S.A.E. executed a seven-year loan with Regional Bank for PYG 115,000 million that matured in 2025. In January 2019, Telefónica Celular del Paraguay S.A.E. obtained a seven-year loan from BBVA Bank for PYG 177,000 million which was due on November, 26, 2025.
In September 2019, Telefónica Celular del Paraguay S.A.E. executed an amended and restated agreement with Banco Continental S.A.E.C.A., to consolidate three existing loans, for a PYG 370,000 million. The loan has a maturity of 7 years.
On June 9, 2023, Telefónica Celular del Paraguay, S.A.E. executed a PYG 180,000 million loan with Banco Continental S.A.E.C.A.The loan has a maturity of 5 years. On September 3, 2024, Telefónica Celular del Paraguay, S.A.E. executed a PYG 150,000 million loan with Banco GNB Paraguay, S.A.E.C.A. The loan has a maturity of 5 years. On October 15, 2024, as part of the USD debt restructuring plan, a Millicom subsidiary in Paraguay entered into a new loan of PYG 310,000 million with Banco Itaú. This loan bears fixed interest and will mature in 2029.
During the year ended December 31, 2025, the Group operation in Paraguay entered into three new five-year term variable loans with different banks (Banco Continental, Banco Sudameris and Banco Itau) for approximately PYG 660,000 million in aggregate and into three new three-year term fixed loans with different banks (Banco GNB, Banco Solar and Bancop for approximately PYG 145,000 million in aggregate.
2.Panama
In December 2020, Telecomunicaciones Digitales, S.A. executed a credit agreement with Bank of Nova Scotia with a 60 month duration for $110 million divided into 2 tranches. In November 2025, the Group operation in Panama entered into a new 5.5-year term variable loan with BAC Panama for USD 110 million that was used to repay the maturity of the previous loan with Scotiabank for the same amount.
On August 31, 2021, Telecomunicaciones Digitales, S.A. executed an agreement with Bank of Scotia for $75 million at a fixed rate. The facility was used to repay Cable Onda's remaining balance under the 5.75% local bond, which was initially due on September 3, 2025.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
3.Bolivia
In June 2018, Telefónica Celular de Bolivia S.A. ("Tigo Bolivia") entered into a two tranche loan agreement with Banco BISA S.A for BOB 69.6 million each, with a fixed interest rate. The loans have a term of 7 years. During the year ended December 31, 2025, the Group operation in Bolivia paid the remaining balance of BOB 14 million.
In October 2021, Tigo Bolivia signed additional credit facilities for a total amount of approximately BOB 170 million with a repayment period between 2.5 and 5 years and bearing fixed interest rate. In July 2022, Tigo Bolivia signed two new loan agreements for a total amount of approximately BOB 55 million and a repayment period of five years, bearing fixed interest rate. As at December 31, 2025, balance amounted to BOB 79 million (2024: BOB 79 million).
In February and August 2023, Tigo Bolivia signed a total of seven new bank loan agreements in local currency, all bearing fixed interest rates, for a corresponding total amount of approximately BOB 90 million, and a repayment period between 1 and 5 years. The proceeds were used to refinance certain local financing. In 2024, BOB 25 million were repaid. As at December 31, 2025, the remaining balance amounted to BOB 65 million (2024: BOB 65 million).
During the year ended December 31, 2025, the Group operation in Bolivia signed several new two-year fixed loan agreements with different banks (Banco Mercantil Santa Cruz S.A and Banco Bisa S.A) for up to BOB 292 million in aggregate. Additionally, during the year ended December 31, 2025, the Group operation in Bolivia signed several one-year variable loans with different banks (Banco de Credito de Bolivia S.A., Banco Nacional de Bolivia S.A and Banco Ganadero S.A) for an aggregate amount of BOB 188 million.
4.Costa Rica
On October 25, 2021, Millicom Cable Costa Rica S.A. executed a syndicated loan entered into by the Company and Millicom Cable Costa Rica as co-borrowers for an amount of $125 million. This loan has 2 tranches, a USD $33 million tranche with a SOFR+ margin and a local currency tranche at TBP+margin for an amount equivalent to $92 million at the date of the transaction. On December 10, 2025, the Group operation in Costa Rica entered into new 3.5-year local currency Syndicated facility with Scotiabank for a total of approximately $149 million equivalent. The proceeds have been used to repay the previous Syndicated facility with the same bank for approximately the same amount
5.Colombia
COP
In 2015, the Group operation in Colombia signed three loan agreements with a maturity of 15-16 years with Bancolombia S.A, Scotiabank and DaVivienda for up to COP 1,170,000 million at a variable rate. As at December 31, 2025, the remaining balance amounted to COP 601,558 million (2024: COP 813,169 million).
On December 14, 2021, UNE EPM Telecomunicaciones S.A. entered into an ESG Linked agreement with Bancolombia for a COP 450,000 million loan with a variable rate and a maturity of 7 years.
On April 30, 2025, the Group operation in Colombia signed a three-year loan agreement with Bancolombia S.A for up to COP 85,000 million at a variable rate, used to partially prepay a loan with BBVA for approximately COP 85,000 million that matured in 2025.
In September, 2025, the Group operation in Colombia signed a two-year loan agreement with Scotiabank for up to COP 100,000 million) at a variable rate.
6.El Salvador
On July 30, 2025, the Group operation in El Salvador entered into a five-year variable loan for $150 million with the IDB and Bladex Bank. In December 2025, the Group operation in El Salvador entered into two new separate five-year variable loans for $50 million each with Banco Custcatlan and Banco Davivienda. The proceeds of above mentioned facilities have been used to repay the outstanding amount of the syndicated facility with Scotia Bank, to repay certain loans with companies of the Millicom Group and to finance or reimburse capital expenditure of goods.
7.Luxembourg
In October 2020, MICSA. entered into a 5 year, $600 million ESG-linked revolving credit facility (the "Facility") with a syndicate of 11 commercial banks. As per amendment No. 2 dated August 22, 2024, the maturity of $565 million of the available $600 million revolving credit facility maturity has been extended by 2 years, now due on October 15, 2027. This facility was not drawdown so far and could be used for financing of working capital or for general corporate purposes, if needed.
8.Guatemala
In October 2020, Tigo Guatemala executed several credit agreements with Banco Industrial, Banco G&T Continental, Banco de America Central and Banco Agromercantil for a total amount of GTQ 3,223 million (approximately $413 million) for 5 and 7 year term to refinance other credit agreements to finance and refinance working capital, capital expenditures and general corporate purposes.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
On March 31, 2022, Comcel executed a new 5-year $150 million loan agreement with Banco de Desarrollo Rural, S.A. Proceeds were disbursed on April 27, 2022 and were used to refinance some of the credit agreements Comcel had with Banco Industrial. In December 2023, the debt maturity was extended to March, 2028.
On June 13, 2023, Comcel, executed a new 7-year loan with Banco Industrial up to GTQ 400 million (approximately $51 million), bearing a fixed interest rate, mainly to finance the acquisitions of spectrum (refer to E.1.).
During the months of April, May and June 2024, Comcel repaid up to $100 million equivalent in local currency from different bank facilities to address maturities and interest charges. In September 2024, Comcel partially repaid up to $52 million of loan facilities equivalent in local currency.
In May 2025, the Group operation in Guatemala entered into a new 7-year term loan at a variable rate for approximately GTQ 800 million with Banco G&T Continental. Around half of the proceeds were used to prepay GTQ 390 million of loans with the same bank that originally matured on 2026. Additionally, during the year period ended December 31, 2025, the Group operation in Guatemala entered into different 5-year, seven-year and eight-year variable loans with Banrural, BAC and Banco Industrial, respectively for an aggregate amount of GTQ 2,400 million.
9.Ecuador
At acquisition date, the Group operation in Ecuador had two five-year term variable loans with Banco Pichincha for $70 million and two new seven-year term variable loans with Banco del Pacifico S.A for $15 million. During the year ended December 31, 2025, the Group operation in Colombia repaid $14 million of the loans with Banco Pichincha and $2 million of the loans with Banco del Pacifico S.A. On May 30, 2025, the Group operation in Ecuador, executed a new 5-year variable loan with Banco Pichincha S.A up to $14 million.
10.Uruguay
Telefónica Móviles del Uruguay S.A., entered into an Amended and Consolidated Loan Agreement (Contrato de Préstamo Modificado y Refundido) with Banco Santander S.A. as lender in October 2025. The facility amounts to approximately UYU 7.97 billion and is structured in two tranches with a final maturity in September 2030. The first tranche matures in 2027, and the second tranche amortizes in semi-annual installments thereafter until final maturity. In connection with this facility, Millicom International Cellular S.A. issued a payment guaranty in favor of the lenders, irrevocably guaranteeing the full and timely payment of all obligations of Telefónica Móviles del Uruguay S.A. under the Amended and Consolidated Loan Agreement. In November 17 2025, Banco Santander allocated part of the Loan Agreement to three different banks, Banco Itaú approximately UYU 1.99 billion, Scotiabank approximately UYU 1.79 billion and BBVA Uruguay approximately UYU 1.79 billion.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

C.3.3. Interest and other financial expenses
The Group’s interest and other financial expenses comprised the following:

	2025	2024	2023
	(US$ millions)
Interest expense on bonds and bank financing	(407)	(449)	(477)
Interest expense on leases	(182)	(122)	(117)
Early redemption charges	—	—	(1)
Others	(112)	(146)	(117)
Total interest and other financial expenses	(702)	(716)	(712)

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
Maturity of guarantees

	Bank and financing guarantees (i)		Supplier guarantees
Terms	As at December 31, 2025	As at December 31, 2024	As at December 31, 2025	As at December 31, 2024
	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	25	12	12	—
1-3 years	271	220	—	—
3-5 years	333	—	—	—
Total	629	232	12	—
(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.
As at December 31, 2025, the Group’s share of total debt and financing covered through letters of credit, or parent company guarantees issued which represented primarily guarantees issued by Millicom S.A. to guarantee financings raised by other Group operating entities. was $629 million (December 31, 2024: $232 million). At December 31, 2025 and December 31, 2024 there were no pledged deposits by the Group over these debts and financings.

C.3.5. Covenants
Millicom’s financing facilities are subject to a number of covenants including net leverage ratio, debt service coverage ratios, or debt to earnings ratios, among others. In addition, certain of its financings contain restrictions on sale of businesses or significant assets within the businesses. At December 31, 2025, there were no breaches of financial covenants and we do not anticipate any such breaches in the next twelve months after the reporting period.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
C.4. Lease liabilities
At December 31, 2025, lease liabilities are presented in the statement of financial position as follows:

	December 31, 2025	December 31, 2024
	(US$ millions)
Current	293	156
Non-Current	2,293	798
Total Lease liabilities	2,587	954

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
The total cash outflow for leases in 2025 was $386 million (2024: $324 million; 2023: $292 million). Lease liabilities split by maturity and future cash outflows are disclosed in note D.5.
At December 31, 2025, the Group has not committed to any material leases which had not yet commenced and has no material lease contracts with variable lease payments.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
Finally, the Group has taken the additional following decisions when adopting the standard:
•Non-lease components are capitalized (IFRS16.15)
•Intangible assets are out of IFRS 16 scope (IFRS16.4)

C.5. Cash and deposits
C.5.1. Cash and cash equivalents

	2025	2024
	(US$ millions)
Cash and cash equivalents in USD	1,370	550
Cash and cash equivalents in other currencies	182	149
Total cash and cash equivalents	1,552	699
Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

C.5.2. Restricted cash

	2025	2024
	(US$ millions)
Mobile Financial Services	37	47
Others	13	10
Restricted cash	50	57
Cash held with banks related to MFS which is restricted in use due to local regulations is denoted as restricted cash.
C.5.3. Pledged deposits
Pledged deposits represent contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender. At December 31, 2025, there were no pledged deposits (2024: nil).

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
C.6. Net debt and net financing obligations
Net debt
'Net debt' is debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

	2025	2024
	(US$ millions)
Gross debt	6,886	5,815
Add (less) derivatives & vendor financing related to debt (note D.1.2.)	23	59
Less:
Cash and cash equivalents	(1,552)	(699)
Pledged deposits	—	—
Net debt	5,357	5,174

Net financing obligations
'Net financing obligations' is Net debt plus lease liabilities.

	Assets		Liabilities from financing and other activities
	Cash and cash equivalents	Other	Bond and bank debt and financing	Derivatives	Lease liabilities	Total
Net financial obligations as at January 1, 2024	775	6	6,678	58	1,043	6,999
Cash flows	(68)	(5)	(745)	9	(204)	(867)
Recognition / Remeasurement	—	—	—	—	269	269
Interest accretion	—	—	(6)	—	—	(6)
Foreign exchange movements	(8)	—	(109)	(13)	(51)	(166)
Transfers to/from assets held for sale	—	—	—	—	(102)	(102)
Other non-cash movements	—	—	(4)	5	—	1
Net financial obligations as at December 31, 2024	699	—	5,815	59	954	6,128
Cash flows	738	—	599	(3)	(214)	(355)
Change in scope (see note A.1.2.)	136	—	285	—	313	461
Recognition / Remeasurement (see note A.1.3.)	—	—	—	—	1,363	1,363
Interest accretion	—	—	11	—	—	11
Foreign exchange movements	(14)	—	180	(33)	90	251
Transfer to/from held for sale (see note E.4 and A.1.3)	(8)	—	—	—	82	90
Other non-cash movements	—	—	(5)	—	—	(5)
Net financial obligations as at December 31, 2025	1,552	—	6,886	23	2,587	7,944

C.7. Financial instruments
i) Equity and debt instruments
Classification
The Group classifies its financial assets in the following measurement categories:

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group has a policy of writing off the gross carrying amount when the financial asset is not recoverable based on historical experience of recoveries of similar assets. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due.

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
For transactions designated and qualifying for hedge accounting, at the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. This is done in reference to the Group Treasury Policy as last updated and approved by the Audit Committee in late 2024. The Group also documents its assessment, both at hedge inception and on an ongoing basis (quarterly), of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
Fair values of financial instruments at December 31,

		Carrying value		Fair value
	Note	2025	2024	2025	2024
		(US$ millions)
Financial assets
Other non-current assets (iii)		123	84	123	84
Trade receivables, net		527	390	527	390
Amounts due from non-controlling interests, associates and joint venture partners	G.5.	22	15	22	15
Other current assets (iv)		196	166	196	166
Restricted cash	C.5.2.	50	57	50	57
Cash and cash equivalents	C.5.1.	1,552	699	1,552	699
Total financial assets		2,469	1,410	2,469	1,410
Current		2,347	1,327	2,347	1,327
Non-current		123	84	123	84
Financial liabilities
Debt and financing (i)	C.3.	6,886	5,815	6,672	5,478
Other trade payables		491	300	491	300
Payables and accruals for capital expenditure		440	305	440	305
Derivative financial instruments		23	59	23	59
Amounts due to non-controlling interests, associates and joint venture partners	G.5.	197	138	197	138
Accrued interest and other expenses		538	421	538	421
Dividend Payable	C.2	424	172	424	172
Other liabilities (ii)	A.1.3., G.5.	1,036	396	1,036	396
Total financial liabilities		10,036	7,606	9,822	7,269
Current		2,558	1,732	2,558	1,732
Non-current		7,478	5,875	7,264	5,538
(i)    Fair values are measured with reference to Level 1 (for listed bonds) or level 2.
(ii) Increase mainly due to spectrum payable from the UT. ( see note A.1.3.).
(iii) Includes mainly tax authorities receivables judicial deposits and non-current receivable for the sale of property plant and equipment from Colombia Costa Rica and Panama.
(iv) Includes mainly tax credits (including VAT), advances to suppliers and employees, and other current receivables related to operating activities and capital expenditure projects.

C.7.3. Equity investments
As at December 31, 2025 and 2024, Millicom has no material investments in equity instruments.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
C.7.4. Call and put options
Former Put Option - Tigo-UNE
On October 12, 2023, Millicom and its partner, Empresas Públicas de Medellin (EPM), agreed to recapitalize Tigo-UNE, Millicom's 50%-owned operation in Colombia. Each partner contributed COP 300 billion (approximately $74 million at the time of the transaction) to support the continued development of Tigo-UNE's strategy.
With this agreement, both partners retain their current shareholding in Tigo-UNE. Furthermore they agreed to add in the shareholder's agreement an unconditional put option maturing on September 30, 2024, that, if exercised, would allow EPM to sell to Millicom their entire 50% stake in Tigo-UNE for COP 330 billion. As a result, a put option liability has been recognized in Millicom's statement of financial position, with its counterpart in the Group's equity. This put option expired as of September 30, 2024 as EPM did not exercise it. Consequently, the corresponding liability amounting to $79 million (after its foreign exchange revaluation) as of September 30, 2024 has been extinguished with its counterpart in the Group's equity.

D. Financial risk management
Exposure to interest rate, foreign currency, non-repatriation, liquidity, capital management and credit risks arise in the normal course of Millicom’s business. As part of the annual review of the above mentioned risks, the Group targets a strategy with respect to the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Group targets to maintain at least 40% of debt in local currency) to maintaining at approximately a 75/25% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s financial risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.
Accounting policies for derivatives is further detailed in note C.7. On December 31, 2025 and 2024 fair value of derivatives held by the Group can be summarized as follows:

	2025	2024
	(US$ millions)
Derivatives
Cash flow hedge derivatives	(23)	(59)
Net derivative asset (liability)	(23)	(59)

D.1. Interest rate risk
Debt and financing issued at floating interest rates expose the Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Group to fair value interest rate risk. The Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Group’s policy is to maintain a combination of fixed and floating rate debt with a target that more than 75% of the debt be at fixed rate. The Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while considering market conditions as well as our overall business strategy. At December 31, 2025, approximately 70% of the Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2024: 84%).

D.1.1. Fixed and floating rate debt
Financing at December 31, 2025

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	228	321	830	688	650	2,135	4,851
Floating rate financing	100	376	218	337	365	638	2,035
Total	329	697	1,047	1,025	1,014	2,773	6,886
Weighted average nominal interest rate	7.17%	7.49%	6.47%	7.50%	6.27%	6.32%	6.67%

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Financing at December 31, 2024

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	206	244	410	781	639	2,587	4,867
Floating rate financing	75	213	286	124	44	206	948
Total (i)	281	457	696	905	683	2,793	5,815
Weighted average nominal interest rate	6.67%	6.99%	7.47%	6.39%	6.72%	5.56%	6.22%
A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2025 would increase or reduce profit before tax from continuing operations for the year by approximately $20 million (2024: $9 million).

D.1.2. Currency and interest rate swap contracts
From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Group Treasury policy. Details of these arrangements are provided below.
MIC S.A. entered into a swap contract in order to hedge the foreign currency risk in relation to the 2027 SEK 2.2 billion senior unsecured sustainability bond (issued in January 2022, corresponding to $252.3 million, using the exchange rate at the time of the issuance of such bond - see note C.3.1.). This swap is accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreement match the cash flows under the SEK bonds. Its maturity date is January 2027. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2025, the fair values of the above swap amount to a liability of $9 million (December 31, 2024: a liability of $59 million).
In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion owed by UNE (refer to note C.3.1.) amounting to a liability of $14 million as of December 31, 2025 (: December 31, 2024 a liability of nil) . On January 5 ,2026, the mentioned swaps expired, in accordance with their maturity date. Additionally during the year ended December 31, 2025, the Group operations in Colombia and Paraguay entered into short-term forwards in order to hedge foreign currency risk of USD denominated expected obligations.
As a summary, the net fair value of the derivative financial instruments for the Group, as of December 31, 2025 amounted to a liability of $23 million (December 31, 2024: a liability of $59 million ).
Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy. There are no other derivative financial instruments with a significant fair value at December 31, 2025.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
D.2.1. Debt denominated in US dollars and other currencies
Debt denomination at December 31

	2025	2024
	(US$ millions)
Debt denominated in US dollars	3,293	3,429
Debt denominated in currencies of the following countries:
Guatemala	865	496
Colombia	620	554
Bolivia	128	153
Paraguay	565	233
El Salvador (i)	248	71
Panama (i)	734	734
Luxembourg (COP denominated)	—	33
Ecuador (i)	83	n/a
Uruguay	201	n/a
Costa Rica	148	113
Total debt denominated in other currencies	3,592	2,386
Total debt	6,886	5,815
(i) Ecuador and El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. The Group's local debt in these three countries is therefore denominated in U.S. dollars but presented as local currency (LCY).
At December 31, 2025, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $81 million (2024: $8 million). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
The Group manages its liquidity risk through the use of bank loans, bonds and Development Finance Institutions (DFI) loans. Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs, but if needed Millicom would be able to arrange international funding and also used its Revolving Credit Facility of $600 million which is unused as of December 31, 2025 Millicom has a diversified financing portfolio with commercial banks representing about 24% of its gross financing including leases (2024: 20%), with bonds representing 48% (2024: 66%) and leases representing 27% (2024: 14%).
Maturity profile at December 31, 2025

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Outstanding debt and financing	(330)	(3,800)	(2,808)	(6,937)
Outstanding amortized costs undiscounted	1	16	35	52
Lease liability	(293)	(893)	(1,400)	(2,587)
Cash and equivalents	1,552	—	—	1,552
Derivative financial instruments	(9)	(14)	—	(23)
Net financial obligations	921	(4,691)	(4,173)	(7,943)
Restricted cash	50	—	—	50
Future interest commitments related to debt and financing	(448)	(1,244)	(88)	(1,779)
Future interest commitments related to leases	(177)	(526)	(432)	(1,134)
Trade payables (excluding accruals)	(839)	(579)	—	(1,418)
Other financial liabilities (including accruals)	(1,380)	(329)	—	(1,709)
Trade receivables	527	—	—	527
Other financial assets	218	123	—	341
Total	(1,128)	(7,246)	(4,693)	(13,067)

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Maturity profile at December 31, 2024

	Less than 1 year	1 to 5 years	>5yrs	Total
	(US$ millions)
Outstanding debt and financing	(283)	(2,757)	(2,829)	(5,869)
Outstanding amortized costs undiscounted	1	16	36	54
Lease liability	(156)	(445)	(352)	(954)
Cash and equivalents	699	—	—	699
Derivative financial instruments	—	(59)	—	(59)
Net financial obligations	262	(3,245)	(3,145)	(6,128)
Future interest commitments related to debt and financing	(352)	(1,830)	(144)	(2,326)
Future interest commitments related to leases	(90)	(253)	(121)	(463)
Trade payables (excluding accruals)	(467)	—	—	(467)
Other financial liabilities (including accruals)	(1,219)	—	—	(1,219)
Trade receivables	390	—	—	390
Other financial assets	171	71	—	242
Total	(1,305)	(5,257)	(3,410)	(9,971)

D.6. Capital management
The primary objective of the Group’s capital management is to ensure a strong credit rating and solid capital ratios in order to support its business and maximize shareholder value.
The Group manages its capital structure with reference to local economic conditions and imposed restrictions such as debt covenants (see section C.3.5.). To maintain or adjust its capital structure, the Group may make dividend payments to shareholders, return capital to shareholders through share repurchases or issue new shares. At December 31, 2025, Millicom continues to be rated by the independent rating agencies Moody’s at (Ba2), and Fitch (BB+), one notch below investment grade. On October 21, 2025, Moody's affirmed the Ba2 rating with a stable outlook. This rating had previously been downgraded on February 6, 2024, when Moody’s moved Millicom from Ba1 to Ba2, basically based on quantitative metrics being below ranges than ba1 rating scale ranges. The Group primarily monitors capital (with our covenants primarily) based on net debt to EBITDA.
Gearing ratio
The Group reviews its gearing ratio (net debt divided by total capital plus net debt) periodically. Capital represents equity attributable to the equity holders of the parent.

	Note	2025	2024
	(US$ millions)
Net debt	C.6.	5,357	5,174
Equity attributable to Owners of the Company	C.1.	3,640	3,628
Net debt and equity		8,997	8,802
Gearing ratio		0.60	0.59

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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
Trademarks and customer lists
Trademarks and customer lists are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks have indefinite or finite useful lives and customers lists have finite useful lives. Main factors considered in the determination of the indefinite useful lives include the years that they have been and are expected to be in service and their recognition among peers in the industry. Trademarks and customer lists used by the Group for its own activities are unlikely to generate largely independent cash inflows and therefore are tested for impairment annually together with other assets at each cash-generating unit level. Finite useful life trademarks are carried at cost, less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer lists over their estimated useful lives. The estimated useful lives for trademarks and customer lists are based on specific characteristics of the market in which they exist.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
E.1.3. Movements in intangible assets
Movements in intangible assets in 2025

	Goodwill	Licenses and Spectrum	Customer Lists	IRUs	Trademarks	Other (i)	Total
	(US$ millions)
Opening balance, net	4,094	840	679	25	912	359	6,908
Change in scope (see note A.1.2. and A.2.2.)	127	252	163	—	—	4	546
Additions	—	506	—	—	—	65	572
Amortization charge	—	(91)	(92)	(6)	—	(129)	(319)
Impairment	—	—	—	—	—	(4)	(4)
Disposals, net	—	—	—	—	—	(2)	(2)
Transfers	—	—	—	1	1	(2)	—
Transfer to/from held for sale (see note E.4)	—	(4)	—	—	—	—	(4)
Exchange rate movements	44	46	3	—	3	6	102
Closing balance, net	4,265	1,548	753	20	915	297	7,798
Cost or valuation	4,265	2,354	1,381	178	1,248	1,422	10,848
Accumulated amortization and impairment	—	(805)	(628)	(158)	(333)	(1,125)	(3,050)
Net	4,265	1,548	753	20	915	297	7,798

Movements in intangible assets in 2024

	Goodwill	Licenses and Spectrum	Customer Lists	IRUs	Trademarks	Other (i)	Total
	(US$ millions)
Opening balance, net	4,107	1,558	769	33	910	408	7,785
Change in scope (see note A.1.2.)	—	114	—	—	—	—	114
Additions	—	123	—	1	—	97	221
Amortization charge	—	(81)	(92)	(9)	—	(138)	(319)
Impairment (ii)	—	(3)	—	—	—	(5)	(8)
Disposals, net	—	2	—	—	—	(1)	1
Asset retirement obligation	—	1	—	—	—	—	1
Transfers	—	4	—	3	—	24	30
Transfer to/from held for sale	—	(861)	—	—	—	(9)	(870)
Exchange rate movements	(13)	(19)	2	(2)	2	(16)	(47)
Closing balance, net	4,094	840	679	25	912	359	6,908
Cost or valuation	4,094	1,594	1,211	169	1,240	1,302	9,611
Accumulated amortization and impairment	—	(755)	(533)	(144)	(329)	(943)	(2,703)
Net	4,094	840	679	25	912	359	6,908
(i)    Other includes mainly software costs.
(ii)     During the year ended December 31, 2024, Millicom decommissioned an IT software and as a result recorded $7 million under operating expenses as impairment charges.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
E.1.4. Cash used for the purchase of other intangible assets
Cash used for intangible asset additions

	2025	2024	2023
	(US$ millions)
Additions	65	98	116
Change in advances to suppliers	3	(2)	(3)
Change in accruals and payables for intangibles	23	(2)	21
Cash used for additions	91	94	133

E.1.5. Goodwill and indefinite useful life trademarks
Allocation of Goodwill to cash generating units (CGUs)

	2025	2024
	(US$ millions)
Guatemala	2,489	2,477
Panama	907	907
El Salvador	194	194
Costa Rica	142	139
Paraguay	49	41
Colombia	158	135
Nicaragua	197	197
Bolivia	2	3
Uruguay (see note A.1.2.)	127	n/a
Ecuador (see note A.1.2.)	—	n/a
Total	4,265	4,094

Allocation of indefinite useful life trademarks to cash generating units (CGUs)

	2025	2024
	(US$ millions)
Guatemala	915	912
Total	915	912
E.1.6. Impairment testing of goodwill and indefinite useful life trademarks
Goodwill and indefinite useful life trademarks from CGUs are tested for impairment at least once a year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.
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
Impairment testing at December 31, 2025 and at December 31, 2024
Goodwill and indefinite useful life trademarks were tested for impairment by assessing the recoverable amount against the carrying amount of the CGU based on discounted cash flows. The recoverable amounts are based on value-in-use. The value-in-use is

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023 determined based on the method of discounted cash flows. The cash flow projections used (operating profit margins, income tax, working capital, capex and license renewal cost) are extracted from business plans approved by management, covering a ten-year planning horizon.
The Group uses a ten-year planning horizon to obtain a stable business outlook, in particular due to the long investment cycles in the industry and the long-term planned and expected investments in licenses and spectrum, with expenditures extending beyond 10 years. Moreover, we operate in emerging markets where telecom operators still have significant opportunities for continued penetration and growth. Our markets are mostly consolidated, with two or three players per market, therefore, using ten-year projections reduces the emphasis on terminal values.
Additionally, the Group has performed a sensitivity analysis to assess the potential impact on carrying values when using a five-year plan instead. The results of this analysis indicate that applying perpetuity growth rates at the end of an initial five-year plan does not result in any impairment. Furthermore, it does not reduce the recoverable value by more than 8% in any CGU as compared to the recoverable amount derived from the ten-year plan.
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
For the years ended December 31, 2025 and 2024, management concluded that no impairment should be recorded in the Group consolidated financial statements.
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
•Perpetual growth rate does not exceed the countries' GDP.
•Weighted average cost of capital (“WACC”) is used to discount the projected cash flows.

The most significant estimates used for the 2025 and 2024 impairment test are shown below:

CGU	Average EBITDA margin (%) (i)		Average CAPEX intensity (%) (i)		Perpetual growth rate (%)		WACC rate after tax (%) (ii)
	2025	2024	2025	2024	2025	2024	2025	2024
Bolivia	47.7	46.9	14.3	14.8	0.5	1.0	13.6	22.9
Colombia	45.1	41.4	15.0	11.2	0.5	2.0	9.5	8.9
Costa Rica	35.8	37.7	13.2	16.4	0.5	—	8.2	8.2
Ecuador	47.5	n/a	12.7	n/a	1.0	n/a	11.7	n/a
El Salvador	48.8	47.8	13.8	11.9	1.0	1.0	10.6	10.2
Guatemala	56.7	55.9	9.6	8.3	1.0	1.0	8.9	8.7
Nicaragua	51.7	50.5	14.5	15.1	0.5	2.0	13.1	15.3
Panamá	51.2	51.0	11.9	10.9	1.0	1.0	8.8	9.4
Paraguay	52.2	50.8	11.8	12.9	0.5	—	8.8	8.6
Uruguay	47.5	n/a	9.5	n/a	1.0	n/a	7.6	n/a

(i) Average is computed over the period covered by the plan.
(ii) Millicom uses post-tax rate for the impairment-test, the difference with the pre-tax not resulting in different conclusions.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Sensitivity analysis to changes in assumptions

Management performed a sensitivity analysis on key assumptions within the test. The following maximum increases or decreases, expressed in percentage points, were considered for all CGUs:

Reasonable changes in key assumptions (%)
Financial variables	2025	2024
WACC rates	+/- 2	+/-2
Perpetual growth rates	+/-1	+/-1
Operating variables
EBITDA margin	+/-3	+/-3
CAPEX intensity	+/-2	+/-1
At December 31, 2025 and the sensitivity analysis shows no impairment under the above mentioned changes in assumptions for all CGUs. At December 31, 2024, the sensitivity analysis shows no impairment under the above mentioned changes in assumptions for all CGUs, except for Nicaragua where. if the assumptions used in the impairment test were changed to a greater extent than as presented in the following table, the changes would, in isolation, trigger a potential impairment loss being recognised for the Nicaragua CGU in the year ended December 31, 2024 .

2024
Change required for carrying value to equal recoverable amount	CGU
Nicaragua
Financial variables
WACC rate	+109bps
Perpetual growth rates	n/a
Operating variables
Average EBITDA margin	(1.95)%
CAPEX intensity	n/a

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
As explained in the Introduction note, during 2024, we revised the estimated useful lives of our fiber optic network assets and related equipment/software. As a result, the estimated useful lives of the Group's Fiber Optic Network useful life were changed from 15 years to 25 years while the related equipment/Software useful life range was increased to 5-10 years (previously 5-7 years for equipment and 5 years for software). Additionally, during 2023, the estimated useful lives of some property, plant and equipment were revised. As a result, the estimated useful lives of the Group's towers, poles and ducts were changed from 15 to 25 years, while the related civil works' useful lives were increased from 10 to 15 years. Refer to the Introduction - Estimates note for further details.

Estimated useful lives	Duration
Buildings	Up to 40 years
Networks (including civil works)	5 to 25 years
Other	2 to 10 years

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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

E.2.2. Movements tangible assets
Movements in tangible assets in 2025

	Network Equipment	Land and Buildings	Construction in Progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,271	171	370	35	2,847
Change in scope (see note A.1.2. and A.2.2.)	293	25	55	14	387
Additions	133	1	508	12	654
Impairments/reversal of impairment, net	2	—	—	(1)	2
Disposals, net	(81)	—	(3)	—	(84)
Depreciation charge	(669)	(17)	—	(25)	(710)
Asset retirement obligations	46	3	—	—	49
Transfers	523	5	(561)	29	(3)
Exchange rate movements	68	9	8	—	85
Other	4	(4)	—	—	—
Closing balance, net	2,591	194	376	65	3,226
Cost or valuation	10,175	444	376	416	11,411
Accumulated depreciation and impairment	(7,584)	(250)	—	(351)	(8,185)
Net at December 31, 2025	2,591	194	376	65	3,226

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Movements in tangible assets in 2024

	Network equipment	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,507	162	394	44	3,107
Change in scope (see note A.1.2.)	114	—	1	—	115
Additions	118	23	433	5	579
Disposals, net	(11)	—	(5)	—	(16)
Depreciation charge	(671)	(16)	—	(23)	(710)
Asset retirement obligations	23	4	—	—	27
Transfers	404	5	(445)	9	(26)
Transfers from/(to) assets held for sale (see note E.4.)	(122)	—	—	—	(122)
Exchange rate movements	(90)	(8)	(8)	—	(107)
Closing balance, net	2,271	171	370	35	2,847
Cost or valuation	8,767	328	370	338	9,803
Accumulated depreciation and impairment	(6,496)	(157)	—	(303)	(6,956)
Net at December 31, 2024	2,271	171	370	35	2,847
(i)    Other mainly includes office equipment and motor vehicles.

Borrowing costs capitalized for the years ended December 31, 2025, 2024 and 2023 were not significant.

E.2.3. Cash used for the purchase of tangible assets
Cash used for property, plant and equipment

	2025	2024	2023
	(US$ millions)
Additions	654	579	694
Change in advances to suppliers	7	(2)	3
Change in accruals and payables for property, plant and equipment	(10)	(37)	116
Cash used	650	540	814

E.3. Right of use assets
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs
Refer to note C.4. for further details on lease accounting policies.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Movements in right of use assets in 2025

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Capacity	Other network equipment	Other	Total
(US$ millions)
Opening balance, net	101	164	477	29	14	6	792
Change in scope (see note A.1.2)	—	—	314	—	—	—	314
Additions (see note A.1.3)	6	34	1,154	1	14	—	1,210
Modifications	38	38	190	—	5	1	272
Disposals	(4)	(12)	(34)	—	(1)	(3)	(53)
Depreciation	(34)	(42)	(160)	(7)	(4)	(2)	(249)
Asset retirement obligations	—	1	1	—	1	—	3
Transfers	1	—	2	—	—	—	3
Transfers to/from assets held for sale (see note E.4)	—	(23)	—	—	—	—	(23)
Exchange rate movements	9	(7)	76	—	—	—	79
Closing balance, net	118	153	2,021	23	29	2	2,346
Cost of valuation	280	376	2,607	180	40	6	3,489
Accumulated depreciation and impairment	(163)	(223)	(586)	(157)	(11)	(4)	(1,142)
Net at 31 December 2025	118	153	2,021	23	29	2	2,346

Movements in right of use assets in 2024

Right-of-use assets	Land and buildings	Sites rental	Tower rental	Capacity	Other network equipment	Other	Total
	(US$ millions)
Opening balance, net	130	177	537	27	16	9	896
Additions	13	5	99	8	—	1	126
Modifications	13	50	59	—	1	2	125
Impairments	(1)	—	(3)	—	—	—	(4)
Disposals	(9)	(18)	(8)	—	—	(3)	(39)
Depreciation	(36)	(47)	(109)	(6)	(2)	(3)	(204)
Asset retirement obligations	—	—	1	—	—	—	1
Transfers	—	—	1	—	(1)	—	—
Transfer to/from held for sale	—	(2)	(74)	—	—	—	(76)
Exchange rate movements	(9)	—	(25)	—	—	—	(34)
Closing balance, net	101	164	477	29	14	6	792
Cost of valuation	233	385	785	54	24	15	1,497
Accumulated depreciation and impairment	(132)	(220)	(308)	(26)	(10)	(9)	(705)
Net at 31 December 2024	101	164	477	29	14	6	792

E.4. Assets held for sale
If Millicom decides to sell subsidiaries, investments in joint ventures or associates, or specific non-current assets in its businesses, these items qualify as assets held for sale if certain conditions are met and necessary regulatory approvals obtained.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
E.4.1. Classification
Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is expected to be recovered principally through sale, not through continuing use. Liabilities of disposal groups are classified as Liabilities directly associated with assets held for sale.

E.4.2. Millicom’s assets held for sale
As of December 31, 2025 assets held for sale amounts to $1 million (and relate to Property, plant and equipment, net from Tigo Colombia). As of December 31, 2024 the following assets qualified as assets held for sale. For further details on assets held for sale and discontinued operations, please refer to note A.4. and note A.1.3. ("Assets held for sale - Towers sales in Colombia" ;"Assets held for sale / Disposal Group- Mobile Network sharing agreement in Colombia"; Lati Disposal - Lati Operations and other assets).

Assets held for sale - Summary

Assets and liabilities reclassified as held for sale (In millions of U.S. dollars)	December 31, 2024
Towers sale in Colombia related to the third batch	1
Mobile network sharing agreement in Colombia	613
Towers sale (including certain lease transfers) in Nicaragua	13
Total assets of held for sale	627
Towers sale in Colombia related to the third batch	1
Mobile network sharing agreement in Colombia	698
Towers sale (including certain lease transfers) in Nicaragua	10
Total liabilities directly associated with assets held for sale	709
Net assets held for sale / book value	(83)

F. Other assets and liabilities
F.1. Trade receivables
Millicom’s trade receivables mainly comprise interconnect receivables from other operators, postpaid mobile and residential cable subscribers, as well as B2B customers. The nominal value of receivables adjusted for impairment approximates the fair value of trade receivables.

	2025	2024
	(US$ millions)
Gross trade receivables	1,027	800
Less: provisions for expected credit losses	(500)	(411)
Trade receivables, net	527	390

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Movements in provisions for expected credit losses in 2025

	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Total
	(US$ millions)
Opening balance, net	(407)	(4)	(411)
Change in scope (see note A.1.2. and A.2.2.)	(31)	—	(31)
(Additional)/Reversal Allowances	(113)	(1)	(113)
Used	79	—	79
Transfers	2	—	2
Translation differences	(26)	—	(27)
Other	1	—	1
Closing balance, net	(495)	(5)	(500)

Aging of trade receivables

	Neither past due nor impaired	Past due (net of impairments)
		30–90 days	>90 days	Total
	(US$ millions)
2025:
Telecom operators	12	6	7	24
Own customers	294	77	60	430
Others	44	7	21	72
Total	350	90	87	527
2024:
Telecom operators	8	8	10	26
Own customers	214	47	42	303
Others	29	9	22	61
Total	252	64	74	390
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Inventories

	2025	2024
	(US$ millions)
Telephone and equipment	56	32
SIM cards	4	2
Other	10	9
Inventory at December 31,	70	44

Movements in provisions for inventories in 2025

	Allowance for Telephone and equipment - Obsolescence	Total
	(US$ millions)
Opening balance, net	(3)	(3)
Change in scope	(1)	(1)
(Additional)/Reversal Allowances	(1)	(1)
Used	1	1
Closing balance, net	(5)	(5)

F.3. Trade payables
Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.
Supplier Finance Arrangements
From time to time, the Group enters into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. Specifically, in March 2022, Millicom started, as part of its working-capital management strategy, to implement a supplier finance program with Citibank that as of December 31, 2025 covers six countries (El Salvador, Honduras, Nicaragua, Panama, Paraguay and Guatemala). In this program, Millicom designates Citibank as its paying agent, allowing participating suppliers – who enter into a separate agreement with Citibank – to transfer the rights of the approved invoices to Citibank. Millicom negotiates with the supplier payment terms until 180 days and offers the supplier the option to join a program with Citibank. Citibank settles any approved supplier invoices at the supplier's option on or before the original due date (non-recourse early-payment at market-based discount rates with no further security or guarantees granted by Millicom) while Millicom pays to Citibank at the invoices' due date, under the same terms and conditions that were originally agreed with the suppliers. The liabilities related to the invoices included in the program remain classified as trade payables and cash flows as operating cash flows. As of December 31, 2025, the outstanding balance of invoices transferred from suppliers to Citibank is $163 million (2024: $29 million). Of the outstanding amount as of December 31, 2025, $152 million relate to invoices for which Citibank had already remitted payments to suppliers as of the reporting date.
As the arrangements concentrate a portion of payables within Citibank, supporting payment flexibility and supplier relationships, a reduction or withdrawal of program capacity could require accelerated settlements or alternative funding, thereby increasing near‑term working‑capital needs. As further disclosed in Note D.5., Millicom maintains diversified funding sources including the use of bank loans, bonds and Development Finance Institutions (DFI) loans and Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs, but if needed Millicom would be able to arrange international funding and also used its Revolving Credit Facility of $600 million which is unused as of 31December 2025.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
F.4.1. Current provisions and other liabilities
Current

	2025	2024
	(US$ millions)
Current Provisions subtotal (see below)	45	141
Deferred revenue	106	95
Customer deposits	15	12
Tax payables	53	51
Customer and MFS distributor cash balances	31	38
Withholding tax on payments to third parties	63	26
Other current liabilities (i)	151	60
Total	464	421
(ii) Includes $30 million installment still payable on or before July 15, 2026 on the now settled Telefonica Costa Rica case (see note G.3.1.).

Movements in current provisions in 2025

Current provisions	Legal Provision	Asset retirement obligations	Employment obligations	Tax risks (See Note G.3.2.)	Other	Total
(US$ millions)
Opening balance	97	8	10	20	5	141
Additions	3	2	5	1	—	11
Used (Payments)	(22)	(2)	(11)	(4)	—	(40)
Reversals	(6)	—	—	—	(1)	(7)
Transfers	—	—	—	—	—	1
Transfers to other liabilities (see note G.3.1)	(62)	—	—	—	—	(62)
Exchange rate movements	(1)	—	—	3	—	2
Closing balance	10	8	4	20	4	45

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
F.4.2. Non-current provisions and other liabilities
Non-current

	2025	2024
	(US$ millions)
Non-current legal provisions	16	6
Long-term portion of asset retirement obligations	201	159
Long-term employment obligations	81	59
Other provisions	14	2
Non-Current provisions subtotal (see below)	312	225
Long-term portion of deferred income on tower sale and leasebacks recognized	13	23
Other non-current liabilities	65	35
Total	390	283

Movements in Non-current provisions in 2025

Non-Current provisions	Legal Provision	Asset retirement obligations	Benefit obligations	Other	Total
(US$ millions)
Opening balance	6	159	59	2	225
Change in scope	—	8	16	12	36
Additions	12	49	11	—	72
Used (Payments)	—	(14)	(8)	—	(22)
Reversals	(1)	(5)	(4)	—	(10)
Financial Update	—	10	—	—	10
Transfers	—	—	—	—	(1)
Transfer to/from held for sale	—	(10)	—	—	(10)
Exchange rate movements	(1)	4	7	—	11
Closing balance	16	201	81	14	312
F.4.3. Non-current payables and accruals for capital expenditure
Non-current payables and accruals for capital expenditure include an amount of $662 million (December 31, 2024: $140 million and $695 million classified as Liability Held for Sale), in relation to spectrum and license payables in Colombia. The major part of this payable is related to:
1) the acquisition, in December 2019, of licenses granting the right to use a total of 40 MHz in the 700 MHz band in Colombia. This 20-year license will expire in 2040. During the same auction, Tigo Colombia also acquired 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP 2.45 billion of which approximately 55% is payable in cash and 45% in coverage obligations.
An initial payment of approximately $33 million was made in 2020, with the remainder payable in 12 annual installments beginning in 2026 and ending in 2037. The 55% cash portion bears interest at a rate corresponding to the Government Títulos de Tesorería (TES). In April and May 2020, local management received permission to operate the 40 Mhz in the 700 MHz band and accounted for the spectrum as an intangible asset at an amount of $388 million corresponding to the net present value of the future payments, plus other costs directly attributable to this acquisition.
As from December 2024, these licenses started to be transferred to the "Union Temporal".
2) in February 2023, the renewal of the spectrum license related to 1900 Mhz band for an additional period of 20 years. The total consideration amounts to COP 1.14 billion). The first payment representing 20% of the total consideration occurred in October 2023.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
In October 2025, this license have been transferred to the "Union Temporal". As of December 31, 2025, the outstanding payable in relation to this license amount to $124 million (December 31, 2024: $239 million classified as Liabilities Held for Sale). The remaining consideration will be in annual installments over the remaining period ending in 2043 and bears interest at the moving average of the last 24 months consumer price index (CPI) rate.
Current payables and accruals for capital expenditure mainly relate to the portion of the same liabilities disclosed under non-current payables that are contractually due within the next twelve months following the reporting date.
F.5. Assets and liabilities related to contract with customers
Contract assets, net

	2025	2024
	(US$ millions)
Long-term portion	27	21
Short-term portion	65	59
Less: provisions for expected credit losses	(4)	(3)
Total	88	77

Contract liabilities

	2025	2024
	(US$ millions)
Long-term portion	1	—
Short-term portion	143	121
Total	144	121
The Group recognized revenue for $117 million in 2025 (2024: $131 million) that was included in the contract liability balance at the beginning of the year.
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2025 is $120 million ($118 million is expected to be recognized as revenue in the 2026 financial year and the remaining $2 million in the 2027 financial year or later). This amount does not consider contracts that have an original expected duration of one year or less, neither contracts in which consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e. billing corresponds to accounting revenue).

Contract costs, net (i)

	FY25	2024
	(US$ millions)
Net at January 1	12	12
Change in scope	13	—
Contract costs capitalized	5	5
Amortization of contract costs	(4)	(5)
Net at December 31	26	12
(i)    Incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.

F.6. Prepayments, accrued income and supplier advances for capital expenditure
Prepayments mainly relate to prepaid expenses related to network maintenance services, IT service, software licenses and municipal taxes.
Accrued income are receivables for services rendered but not yet invoiced such as revenues from mobile and fixed services cycles and government projects.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
Supplier advances includes project advances for capital expenditures expected to be capitalized in property plant and equipment.

G. Additional disclosure items
G.1. Fees to auditors

	2025	2024	2023
	KPMG		Ernst & Young
	(US$ millions)
Audit fees	4.7	4.4	5.6
Audit related fees	0.8	—	0.8
Tax fees	—	0.1	0.2
Other fees	—	0.1	0.3
Total	5.6	4.6	6.9

G.2. Capital and operational commitments
Millicom has a number of capital and operational commitments to suppliers and service providers in the normal course of its business. These commitments are mainly contracts for acquiring network and other equipment, and leases for towers and other operational equipment.

G.2.1. Capital commitments
At December 31, 2025, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $305 million of which $280 million are due within one year (December 31, 2024: $285 million of which $215 million were due within one year). The Group’s share of commitments in the Honduras joint venture is $31 million, of which $31 million are due within one year (December 31, 2024: $19 million, all of which were due within one year). Additionally, the Group's share of commitments in the UNIRED joint operation (see note A.2.2.) is $16 million of which $16 million are due within one year (December 31, 2024: $6 million all of which were due within one year).

G.3. Contingent liabilities
G.3.1. Litigation and legal risks
The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2025, the total amount of claims brought against the Company and its subsidiaries is $146 million, (December 31, 2024: $209 million, including the Costa Rica case described below). The Group's share of the comparable exposure for its joint venture in Honduras is $3 million (December 31, 2024: $8 million).
As at December 31, 2025, $37 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position, (December 31, 2024: $104 million, including the Costa Rica case described in the below paragraph). The Group’s share of provisions made by the joint venture in Honduras was $1 million (December 31, 2024: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.
On February 13, 2024, the New York Supreme Court granted summary judgment in favor of a breach of contract claim filed by Telefónica after Millicom terminated the acquisition of Telefónica's Costa Rican business in 2020. The Court also ruled in favor of Telefónica's methodology for calculating prejudgment interest. On December 17, 2024, the First Department of the New York Appellate Division upheld the trial court's ruling against Millicom regarding breach of contract but reversed the trial court's ruling regarding the calculation of damages and adopted Millicom's methodology for calculation. In July 2025, Millicom and Telefónica reached a mutual settlement in the breach of contract case related to Millicom's termination of the acquisition of Telefonica's Costa Rican business (with a $30 million installment still payable on or before July 15, 2026 and another $32 million installment still payable on or before July 15, 2027). As of December 31, 2024, Millicom recorded a legal provision of approximately $88 million impacting the Non-Operating Expenses, net line in the Statement of Income for the year ended December 31, 2024.

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
On November 10, 2025, the Company’s subsidiary, Comunicaciones Celulares S.A. ("TIGO Guatemala"), entered into a Deferred Prosecution Agreement (the “DPA”) with the United States Department of Justice, Criminal Division, Fraud Section, and the U.S. Attorney’s Office for the Southern District of Florida (collectively, the "DOJ"). The DPA resolves the DOJ's investigation into violations of the U.S. Foreign Corrupt Practices Act ("FCPA") related to TIGO Guatemala's past activities in Guatemala. The Company’s parent, Millicom International Cellular S.A. ("Millicom"), is also a party to the DPA and has agreed to certain terms and obligations thereunder. As of December 31, 2025, Millicom recognized an expense of approximately $118 million impacting the Non-Operating Expenses, net line in the Statement of Income for the year ended December 31, 2025.
Under the terms of the DPA, the DOJ has filed a one-count criminal Information charging TIGO Guatemala with conspiracy to commit an offense against the United States in violation of the FCPA. The DPA has a term of two years, during which prosecution of TIGO Guatemala will be deferred. The key terms of the DPA include:
•Financial Settlement: TIGO Guatemala has agreed to pay a total of approximately $118 million, which consists of a criminal monetary penalty of approximately $60 million and the forfeiture of approximately $58 million in proceeds. TIGO Guatemala subsequently paid the penalty and forfeiture amount of approximately $118 million in November of 2025.
•Compliance and Reporting Obligations: TIGO Guatemala and Millicom are required to continue cooperating fully with the DOJ. They have also committed to maintaining their compliance programs and internal controls to prevent and detect violations of anti-corruption laws. Furthermore, during the term of the DPA, the companies are required to provide periodic reports to the DOJ regarding their remediation and compliance efforts.
•Contingent Outcome: Provided that TIGO Guatemala and Millicom fully comply with all of their obligations under the DPA for its two-year term, the DOJ will seek dismissal with prejudice of the criminal Information. If, however, the DOJ determines in its sole discretion that a breach of the DPA has occurred, TIGO Guatemala could be subject to prosecution for the conduct described in the Information, and the Company could face additional sanctions or penalties.
Management is committed to fulfilling all of the Company's obligations under the DPA.
Other
At December 31, 2025, Millicom has various other less significant claims which are not disclosed separately in these consolidated financial statements because they are either not material or the related risk is remote.

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
The Group has a process in place, and applies significant judgment, in identifying uncertainties over income tax treatments. Management considers whether or not it is probable that a taxation authority will accept an uncertain tax treatment. On that basis, the identified risks are split into three categories (i) remote risks (risk of outflow of tax payments are up to 5%), (ii) possible risks (risk of outflow of tax payments assessed from 5% to 50%) and probable risks (risk of outflow is more than 50%). The process is repeated every quarter by the Group.
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

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
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
At December 31, 2025, the tax risks exposure of the Group's subsidiaries is estimated at $376 million, for which provisions of $32 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2024: $304 million of which provisions of $54 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $160 million (December 31, 2024: $134 million) and $8 million (December 31, 2024: $8 million), respectively.

G.4. Non-cash investing and financing activities
Non-cash investing and financing activities from continuing operations

	Note	2025	2024	2023
		(US$ millions)
Investing activities
Acquisition of property, plant and equipment	E.2.2.	(3)	(40)	121
Acquisition of lease right of use assets obtained in exchange of lease liabilities (see note A.1.3)	E.3.	1,210	126	63
Asset retirement obligations	E.2.2.	49	27	30
Financing activities
Share based compensation	B.4.1.	14	50	52

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
Xavier Niel has de facto control over Millicom, as holding, directly or indirectly (through Iliad group, Maya SAS and Atlas Investissement ultimately controlled by him) approximately 42.2% of Millicom's voting rights as of December 31, 2025. Additionally, Xavier Niel has as of December 31, 2025 representation in Millicom’s Board of Directors with the appointment of four (out of eight) non-Executive directors.
Empresas Públicas de Medellín (EPM)
EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia. Transactions with EPM represent mainly purchases in the form of leases. See also Note H.
The Group had the following transactions with related parties:

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023

Expenses	2025	2024	2023
	(US$ millions)
Purchases of goods and services from EPM	(57)	(47)	(45)
Iliad Holding Group	(6)	(4)	—
Other expenses	(10)	(10)	(10)
Total	(73)	(61)	(55)

Income and gains	2025	2024	2023
	(US$ millions)
Sale of goods and services to EPM	16	14	12
Iliad Holding Group	—	—	—
Other revenue	—	—	—
Total	17	14	12
The Group had the following balances with related parties:

	December 31
	2025	2024
Liabilities	(US$ millions)
Payables to Honduras joint venture(ii)	192	133
Payables to EPM	38	32
Payable to Iliad Holding Group	195	2
Other accounts payable	2	2
Total	427	170
(ii)    Mainly dividends.

	December 31
	2025	2024
Assets	(US$ millions)
Receivables from EPM	2	3
Receivables from Honduras joint venture	19	12
Total	22	15

Notes to the Consolidated Financial Statements For the years ended December 31, 2025, 2024 and 2023
H. Subsequent Events
UNE EPM remaining shares acquisition
On January 27, 2026, Millicom was awarded 100% of the EPM's remaining shares in UNE EPM Telecomunicaciones S.A. (“UNE” or “Tigo Colombia”), following a winning bid in the public auction conducted by Empresas Públicas de Medellín E.S.P. ("EPM"). Millicom offered COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion (approximately $571 million). The transaction closed on January 29, 2026.
Acquisition of Telefónica’s Controlling Stake in Colombia Telecomunicaciones S.A. E.S.P. (Coltel)
On February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”) in a tender offer that was conducted in accordance with the terms publicly disclosed, with a price of approximately $214.4 million for Telefónica’s controlling 67.5% equity stake in Coltel. Following the recent completion of the transaction, the initial accounting for the business combination is in progress.
Acquisition of Telefónica’s Operation in Chile Jointly with NJJ
On February 10, 2026, Millicom through a joint venture vehicle, Celtel Chile, S. L. (owned by Millicom Spain, S.L. at 49% and NJJ Cactus SAS at 51%), completed the acquisition of 100% of the shares of Telefónica Moviles Chile, S.A., pursuant to a Share Purchase Agreement (SPA) executed at the same date. The closing consideration was $50 million paid in cash. The SPA also provides for contingent consideration in the form of earn-out up to $150 million, determined by formulas and procedures set out in the SPA, without recourse to Millicom.
In addition, under a Call Option Agreement signed at closing, Millicom has two 30‑day windows following the fifth and sixth anniversaries of closing to acquire NJJ’s entire interest in Celtel Chile, S.L. at a price determined under the agreement’s valuation formulas; if Millicom does not exercise, NJJ obtains a subsequent 60‑day option to acquire Millicom’s interest using the same pricing methodology.
Agreement to sell MFS business in Paraguay
On January 5, 2026, Tigo Paraguay signed a Share Purchase Agreement ("SPA") to sell its Mobile Finance business in Paraguay (Mobile Cash Paraguay S.A. and Transcom S.A.) for a base price of $10 million (and a potential $7 million earn-out, contingent of SPA's conditions). As of the date of issuance of these financial statements, the transaction is still subject to certain regulatory approvals.
Debt Financing - Guatemala
On February 18, 2026 and on March 17, 2026, Tigo Guatemala executed two variable (one with a five-year term and the other with a six-year term) bank credit loans with Banco GYT Continental and Banco Agricola Mercantil, for an amount of GTQ 400 million each.
Debt Financing - Colombia
On March 11, 2026, Tigo Colombia executed a variable four-year term loan with Davivienda Bank, for an amount of COP 220,000 million. As from January 1, 2026 and until the issuance of these financial statements, Tigo Colombia partially repurchased its UNE Bond 3 (tranche B) for COP 31,000 million originally due in May 2026.
Lease amendments - Guatemala
Following the closings with SBA, Tigo Guatemala signed an MLA amendment for the use of ground space on January 22, 2026, This amendment has a 15-year term and is for a total annual amount of approximately $13 million (resulting in the recognition of right-of-use assets and lease liabilities for $119 million). Concurrently, the termination of prior lease agreements resulted in a decrease in the right-of-use assets by $68 million and lease liabilities by $74 million.
Annual Dividend proposal from the Board
On March 20, 2026, the Board proposed that the Annual General Meeting of its shareholders to be held in Luxembourg on May 20, 2026, declares an Annual Dividend of $3.00 per share payable in four equal quarterly installments: $0.75/share in July, 2026; $0.75/share in October, 2026: $0.75/share in January, 2027 and; $0.75/share in April, 2027.